Form 20-F
GLAXOSMITHKLINE PLC
filed 2003-03-28
CIK 1131399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

Commission file number 1-15170

GlaxoSmithKline plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

980 Great West Road, Brentford, Middlesex TW8 9GS England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange

Securities registered or to be registered to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17             Item 18

Back to Contents

GlaxoSmithKline

Do more, feel better, live longer

The Impact of Medicines

Annual Report 2002

GlaxoSmithKline Annual Report 2002

Back to Contents

Mission	Our global quest is to improve the quality of human life by enabling people to do more, feel better and live longer.

Our Spirit	We undertake our quest with the enthusiasm of entrepreneurs, excited by the constant search for innovation. We value performance achieved with integrity. We will attain success as a world class global leader with each and every one of our people contributing with passion and an unmatched sense of urgency.

Strategic Intent	We want to become the indisputable leader in our industry.

GlaxoSmithKline plc is an English public limited company. Its shares are listed on the London Stock Exchange and the New York Stock Exchange.

GlaxoSmithKline plc acquired Glaxo Wellcome plc and SmithKline Beecham plc on 27th December 2000 by way of a scheme of arrangement for the merger of the two companies which became effective on 27th December 2000.

This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2002. It comprises in a single document the Annual Report of the company in accordance with United Kingdom requirements and the Annual Report on Form 20-F to the Securities and Exchange Commission in the United States of America.

A summary report on the year, the Annual Review 2002, intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. The Annual Review includes the joint statement by the Chairman and the Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report.

The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GlaxoSmithKline’s corporate website – at www.gsk.com.

Website
GlaxoSmithKline’s website, www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

GlaxoSmithKline	01

The Annual Report was approved by the Board of Directors on 10th March 2003 and published on 28th March 2003.

GlaxoSmithKline plc Annual Report
for the year ended 31st December 2002

Contents

Report of the Directors

02	Financial summary
03	Joint statement by the Chairman and the Chief Executive Officer
05	Description of business
31	Corporate governance
39	Remuneration report
51	Operating and financial review and prospects

73	Financial statements

74	Directors’ statements of responsibility
75	Independent Auditors’ report
76	Consolidated statement of profit and loss
76	Consolidated statement of total recognised gains and losses
78	Consolidated statement of cash flow
80	Consolidated balance sheet
80	Reconciliation of movements in equity shareholders’ funds
81	Company balance sheet
82	Notes to the financial statements
142	Financial record

151	Investor information

152	Shareholder return
153	Shareholder information
154	Share capital
156	Taxation information for shareholders
157	Cross reference to Form 20-F
158	Glossary of terms
159	Index

Contact details

Back to Contents

02	GlaxoSmithKline

Financial summary

			2001			Increase
	2002		(restated)
Statutory results	£m		£m		£%	CER%

Sales	21,212		20,489		4	7

Trading profit	5,662		4,697		21	26

Profit before taxation	5,506		4,517		22	28

Earnings/Net income	3,915		3,053		28	35

Basic earnings per share	66.2	p	50.3	p	32	38

Dividends per share	40.0	p	39.0	p

Merger, restructuring and disposal of subsidiaries

Trading profit	(1,032)		(1,356)

Profit before taxation	(1,011)		(1,652)

Earnings/Net income	(712)		(1,330)

Business performance

Sales	21,212		20,489		4	7

Trading profit	6,694		6,053		11	15

Profit before taxation	6,517		6,169		6	11

Adjusted earnings/Net income	4,627		4,383		6	11

Adjusted earnings per share	78.3	p	72.3	p	8	13

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Statutory results include these non-recurring items. This information is provided as a supplement to that included in the consolidated statement of profit and loss on pages 76 and 77 prepared in accordance with UK GAAP.

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into sterling. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen. During 2002 average sterling exchange rates were stronger against the US dollar and the Japanese Yen by four per cent and seven per cent, respectively, and weaker against the Euro by one per cent, compared with 2001.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. The discussion in this report is therefore in terms of CER unless otherwise stated.

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

During 2002 FRS 19 ‘Deferred tax’ has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior year adjustment and comparative information has been restated as necessary.

Cautionary statement regarding forward-looking statements
The Group's reports filed with the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 64 and 65 of this Annual Report.

Back to Contents

GlaxoSmithKline	03

Joint statement by the Chairman and the Chief Executive Officer

The purpose of GlaxoSmithKline is to deliver medicines that have a positive impact on the quality of human life. We have chosen this fundamental and challenging objective as the theme of this year’s Annual Review.

We are pleased to report that 2002 was a year of significant progress in establishing GlaxoSmithKline as one of the world’s leading pharmaceutical companies. We achieved strong financial results in 2002, despite the entry of generic competition in the USA to Augmentin, one of our major products.

Our progress stems from the Group’s key strengths: a broadly based product portfolio, strong financial capability and a promising early stage pipeline of products. We have built on each of these core attributes in 2002 and we are confident that they will help GlaxoSmithKline to continue to deliver success in the future.

While achieving business success it is essential that we demonstrate to all our stakeholders, around the world, how we conduct our business with integrity and continue to make a positive contribution to society.

Good financial performance
We delivered a very solid financial performance in 2002 in a challenging operating environment. Global pharmaceutical sales grew eight per cent to nearly £18 billion and US pharmaceutical sales grew 13 per cent, despite generic competition to Augmentin. The Group demonstrated continued financial strength with total sales up seven per cent and business performance trading profit up 15 per cent. There were strong performances from our key therapy areas including central nervous system, respiratory, anti-virals and vaccines.

Our business performance earnings per share grew by 13 per cent, delivering on our guidance and demonstrating the continuing financial strength that will provide the Group with a sound platform for the future.

GlaxoSmithKline has made good progress with its merger and manufacturing restructuring plans and we remain on track to deliver forecast total annual merger and manufacturing restructuring savings of at least £1.8 billion by 2003. We are not stopping there; our continuous improvement programme, Operational Excellence, is delivering additional savings and will continue to do so.

New product growth drives commercial strength
The success of our new products is providing the fuel for future growth, with new products now representing 27 per cent of total pharmaceutical sales, up 36 per cent in 2002. Sales of Seretide/Advair for asthma, now our second largest product, continued to grow impressively, up 96 per cent to £1.6 billion. We recently launched Avandamet for type 2 diabetes and Avodart for benign prostatic hyperplasia, as well as important line extensions of Augmentin and Paxil. During 2003-2004 we look forward to launching 12 new compounds and line extensions. These include Levitra, a new treatment for erectile dysfunction, which we are co-promoting with Bayer, and Wellbutrin XL, a new and improved version of our successful anti-depressant.

Creating the most productive R&D organisation
At the outset of the merger we rethought the way R&D was carried out at GlaxoSmithKline, with the aim of creating the most productive R&D organisation in the industry. We established six therapeutically focused Centres of Excellence for Drug Discovery (CEDDs). The CEDDs are nimble and entrepreneurial with the range of skills and scale of resources required to drive mid-stage development projects through to their key decision point, proof of concept, before large-scale phase III clinical trials.

After two years of activity by the new R&D organisation, we are seeing significant progress as we advance our promising early stage pipeline of pharmaceutical products through clinical development. GlaxoSmithKline has 123 projects in clinical development, of which 61 are new chemical entities in a number of therapy areas, and 23 new vaccines. The number of new chemical entities starting phase II clinical trials has more than doubled since the merger. We are confident that, as these and our phase I pipeline move through development, we will build the best late stage pharmaceutical pipeline in the industry. We plan to provide a detailed update on progress in R&D towards the end of 2003.

Success as partner of choice
The size and quality of our global R&D organisation, together with the strength of our sales and marketing teams, have enabled GlaxoSmithKline to become the partner of choice in the industry. We have signed an unprecedented 24 major external collaborations in the last two years which has helped to boost our product portfolio. It has also provided some exciting new opportunities in a number of areas of unmet medical need such as erectile dysfunction, obesity and HIV.

Patent challenges
Over the last year there have been a number of developments involving the patents on some of our key products.

In July, in the USA, the first generic version of Augmentin was launched. This followed a ruling by a federal judge that our Augmentin patents were invalid. We are appealing against this decision, in the firm belief that our patents are valid. Meanwhile, we have already offset some of the impact of generics with recent successful launches of new improved versions of Augmentin - the ES and XR formulations.

GlaxoSmithKline is also involved in litigation over the patents on Wellbutrin SR and Zyban in the USA. We are awaiting the outcome of our appeal against a judgement last year in favour of Andrx Corporation, which has applied to market generic versions of the products.

Back to Contents

04	GlaxoSmithKline Joint statement by the Chairman and the Chief Executive Officer

Seroxat/Paxil continues to be subject to threat of generic competition, particularly in the USA.

A federal judge in Chicago recently ruled that GlaxoSmithKline’s patent in the USA covering the hemihydrate form ofPaxil was valid but not infringed by generics company Apotex’s product. We believe our patent to be infringed by Apotex’s product and will appeal against the ruling. Also, we will continue to pursue litigation for infringement of other patents relating to Paxil against Apotex and other generics companies in the USA.

As a result of these pending matters, the possible timing of generic competition to Paxil in the USA is unclear. Consequently, GlaxoSmithKline’s published earnings guidance for 2003 remains as previously stated. The guidance is for high single digit percentage growth in business performance earnings per share at constant exchange rates, assuming there is no generic competition to Paxil in the USA. If a generic launch of paroxetine hydrochloride became imminent, GlaxoSmithKline would reassess this guidance.

Uptake of Paxil CR, our enhanced form of the antidepressant launched in 2002, has been excellent and it now represents over 30 per cent of Paxil’s new prescriptions in the USA. We also have patent challenges to a number of other products such as Zofran and Lamictal. These cases illustrate an industry-wide trend in which generics companies are filing more patent challenges earlier. We will obviously defend our intellectual property vigorously.

Contribution to society
The responsible behaviour of all types of organisations, including multinational companies, governments and charities, is high on the public agenda. Last year, in our first report of corporate and social responsibility, we set out our commitment to reflecting ethical, social and environmental concerns in our business decisions. Our second report, updating our activities in 2002, is being published at the same time as this Annual Report and covers the issues that have generated significant interest from stakeholders.

The Corporate and Social Responsibility Report also includes some indicators to show our progress in addressing these issues.

Corporate responsibility is an integral part of our business and inherent in our mission. GlaxoSmithKline makes a significant positive contribution to society around the world, through the medicines, vaccines and healthcare products that we research, develop, manufacture and sell.

Our products must improve people’s lives and ensure a profitable and sustainable future for our business. We also understand that stakeholders, including employees, want to know how we make this profit, and need to be reassured of the sound ethical basis for our business.

Our focus on making a contribution to improving healthcare and alleviating suffering in the developing world has never been greater. Significant progress has been made towards tackling the enormous challenge of HIV/AIDS. By the end of 2002, we had secured some 120 arrangements to supply preferentially-priced HIV/AIDS medicines to 50 of the world’s poorest countries. Shipments of these medicines to the developing world continue to grow significantly year on year. In September 2002, we further reduced the preferential prices of our HIV/AIDS medicines by up to 33 per cent.

Positive Action, our international programme of HIV/AIDS education, care and support has now been established for ten years backing international programmes in 32 countries.

GlaxoSmithKline is a key partner in the global effort to eliminate lymphatic filariasis. This disabling and disfiguring disease currently affects 120 million people and threatens a further one billion in some of the poorest nations of the world. To date, GlaxoSmithKline has donated 145 million tablets as part of our 20-year commitment to eradicate this disease.

The Guardian newspaper’s ‘Giving List’ recently recognised that GlaxoSmithKline’s total global community expenditure in 2001 was greater than that of any other British company. We increased our comprehensive programme of social investment in 2002, investing £239 million in support of global community programmes, product donations and charitable contributions.

Corporate governance
Corporate governance continues to be a high profile issue with the publication of the Higgs Review of the role and effectiveness of Non-Executive Directors and Sir Robert Smith’s Report on audit committees. In the USA, the Sarbanes-Oxley Act became law in July 2002 and will have an impact on GlaxoSmithKline in relation to certification of the Annual Report on Form 20-F, disclosure processes, our relationship with external auditors, internal controls and a number of governance issues. GlaxoSmithKline regularly undertakes thorough reviews of the Group’s internal control systems and is committed to remaining a leader in governance processes and structure.

Acknowledgements
Our business is to discover effective medicines and healthcare products for people throughout the world and, as a result, create shareholder value. We are in a great position to build on the success of the last year, to build the best pipeline in the industry and launch further new products. We extend our thanks to all our employees who are so committed to making this happen.

Bob Ingram, Chief Operating Officer and President, Pharmaceutical Operations, retired at the end of December but will continue to work part-time as Vice Chairman of Pharmaceuticals and special advisor to the Group. We would like to express our appreciation for his contribution to the company and in particular for his significant role in making the merger a success.

On behalf of the Board and the Corporate Executive Team, we also thank you, our shareholders, for your support and hope that you share our enthusiasm for our company and look forward to its continued success in 2003.

Back to Contents

GlaxoSmithKline	05

Description of business

The Description of business discusses the activities, the resources and the operating environment of the business and identifies developments and achievements in 2002, under the following headings:

The business
06	History and development of the company
07	Products

Operating environment
10	Competition
11	Regulation

Operating activities
13	Marketing and distribution
13	Manufacture and supply
14	Research and development

Operating resources
23	Intellectual property
24	Information technology
24	GlaxoSmithKline people
25	Property, plant and equipment

The business and the community
26	Corporate and social responsibility
26	Responsibility for environment, health and safety
27	Access to healthcare in the developing world
27	Global community partnerships

Discussion of the Group’s management structures and corporate governance procedures is set out in Corporate governance (pages 31 to 38).

The Remuneration report gives details of the Group’s policies on Directors’ remuneration and the amounts earned by Directors and senior management in 2002 (pages 39 to 50).

Discussion of the Group’s operating and financial performance and financial resources is given in the Operating and financial review and prospects (pages 51 to 72).

In this report: ‘GlaxoSmithKline’ or the ‘Group’ means GlaxoSmithKline plc and its subsidiary undertakings and the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p. American Depositary Shares (ADS) represent two GlaxoSmithKline shares.

Throughout this report, figures quoted for market size, market share and market growth rates relate to the 12 months ended 30th September 2002 (or later where available). These are GlaxoSmithKline estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GlaxoSmithKline and licensees.

Brand names appearing in italics throughout this report are trade marks of GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trade marks of Bayer AG, Bexxar, a trade mark of Corixa Corporation, Inc, Hepsera, a trademark of Gilead Services, Inc, Natrecor, a trade mark of Scios Inc, Navelbine, a trade mark of Pierre Fabre Médicament, Nicoderm, a trade mark of Aventis SA and Pritor, a trade mark of Boehringer Ingelheim International GmbH, all of which are used under licence by the Group.

Back to Contents

06	GlaxoSmithKline Description of business

The business

History and development of the company

GlaxoSmithKline plc, and its subsidiary and associated undertakings, constitute a major global healthcare group engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

GlaxoSmithKline has its corporate head office in the London area at:

980 Great West Road
Brentford
Middlesex TW8 9GS
England
Tel: 020 8047 5000

GlaxoSmithKline also has operational headquarters in Philadelphia, PA and Research Triangle Park, NC, USA, and operations in some 102 countries, with products sold in over 150 countries. The principal research and development (R&D) facilities are in the UK, the USA, Japan, Italy and Belgium. Products are currently manufactured in some 38 countries.

The major markets for the Group’s products are the USA, Japan, France, Germany, the UK and Italy.

GlaxoSmithKline plc is a public limited company incorporated on 6th December 1999 under English law. On 27th December 2000 the company acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, by way of a scheme of arrangement for the merger of the two companies. Both Glaxo Wellcome and SmithKline Beecham were major global healthcare businesses.

On 1st October 2001 Glaxo Wellcome plc changed its name to GlaxoSmithKline Services plc and on 28th March 2002 became GlaxoSmithKline Services Unlimited. Historical references to Glaxo Wellcome plc in this document have not been changed.

Business segments
GlaxoSmithKline operates principally in two industry segments:

•	Pharmaceuticals (prescription pharmaceuticals and vaccines)
•	Consumer Healthcare (over-the-counter medicines, oral care and nutritional healthcare).

Back to Contents
Description of business GlaxoSmithKline	07

Products – Pharmaceuticals

Therapeutic area	Trade mark	Compound	Mechanism	Indication (may vary by country)

Central nervous system	Seroxat/Paxil	paroxetine	selective serotonin re-uptake inhibitor	depression, panic, anxiety
	Wellbutrin	bupropion	noradrenaline re-uptake inhibitor	depression
	Imigran/Imitrex	sumatriptan	5HT1 agonist	migraine, cluster headache
	Naramig/Amerge	naratriptan	5HT1 agonist	migraine
	Lamictal	lamotrigine	sodium channel modulator	epilepsy
	Requip	ropinirole	dopamine D2 agonist	Parkinson’s disease
	Zyban	bupropion SR	noradrenaline re-uptake inhibitor	smoking addiction

Respiratory	Flixotide/Flovent	fluticasone propionate	inhaled anti-inflammatory	asthma, bronchial conditions
	Serevent	salmeterol xinafoate	bronchodilator	bronchial asthma, bronchitis
	Seretide/Advair	salmeterol and fluticasone propionate	bronchodilator/anti-inflammatory	asthma
	Flixonase/Flonase	fluticasone propionate	intranasal anti-inflammatory	hayfever, perennial rhinitis
	Ventolin	salbutamol/albuterol	bronchodilator	bronchial asthma, bronchitis
	Becotide/Beclovent	beclomethasone dipropionate	inhaled anti-inflammatory	bronchial asthma, bronchitis
	Beconase	beclomethasone dipropionate	intranasal anti-inflammatory	hayfever, perennial rhinitis

Anti-virals	Trizivir	lamivudine, zidovudine and abacavir	reverse transcriptase inhibitor	HIV/AIDS
	Combivir/Biovir	lamivudine and zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Epivir/3TC	lamivudine	reverse transcriptase inhibitor	HIV/AIDS
	Retrovir/AZT	zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Ziagen	abacavir	reverse transcriptase inhibitor	HIV/AIDS
	Agenerase	amprenavir	protease inhibitor	HIV/AIDS
	Valtrex/Zelitrex	valaciclovir	DNA polymerase inhibitor	shingles, genital herpes
	Zovirax	aciclovir	DNA polymerase inhibitor	herpes infections, shingles, chicken pox, cold sores
	Zeffix/Heptavir/	lamivudine	reverse transcriptase inhibitor	chronic hepatitis B infection
Heptodin/Epivir HBV

Anti-bacterials /anti-malarials	Augmentin	amoxicillin/clavulanate potassium	broad spectrum oral/injectable antibiotic	common infections
	Zinnat/Ceftin	cefuroxime axetil	oral antibiotic	common infections
	Fortum/Fortaz	ceftazidime	injectable antibiotic	severe, life threatening infections
	Bactroban	mupirocin	topical antibiotic	skin infections
	Amoxil	amoxicillin	broad spectrum oral/injectable antibiotic	common infections
	Malarone	atovaquone/proguanil	electron transport system	treatment and prophylaxis of malaria

Metabolic and	Avandia	rosiglitazone	PPAR-gamma agonist	type 2 diabetes
gastro-intestinal	Avandamet	rosiglitazone + metformin hydrochloride	PPAR-gamma agonist+antihyperglycemic agent metformin	type 2 diabetes
	Zantac	ranitidine hydrochloride	anti-secretory	duodenal ulcers, stomach ulcers, reflux and dyspepsia
	Avodart	dutasteride	selective inhibitor type I & II isoforms 5AR	benign prostatic hyperplasia

Vaccines	Havrix			hepatitis A
	Engerix-B			hepatitis B
	Twinrix			hepatitis A and B
	Infanrix			diphtheria, tetanus, acellular pertussis

Oncology	Zofran	ondansetron	5HT3 receptor antagonist	nausea and vomiting from cancer
and emesis				therapy
	Hycamtin	topotecan	topoisomerase 1 inhibitor	ovarian cancer, small cell lung cancer
	Navelbine	vinorelbine	cytotoxic	non-small cell lung cancer, breast cancer

Cardiovascular	Coreg	carvedilol	alpha/beta blocker	congestive heart failure
	Lanoxin	digoxin	cardiac anti-arrhythmic	congestive heart failure, cardiac arrhythmia
	Flolan	epoprostenol	inhibitor of blood clotting	primary pulmonary hypertension
	Lacipil	lacidipine	calcium channel blocker	hypertension
	Pritor	telmisartan	angiotensin II antagonist	hypertension

Arthritis	Relafen	nabumetone	non steroidal anti-inflammatory	osteoarthritis and rheumatoid arthritis

Back to Contents
08	GlaxoSmithKline Description of business

Products – Pharmaceuticals (by therapeutic area)

GlaxoSmithKline’s principal pharmaceutical products are presently directed to 10 therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:

	2002	2001	2000
Sales by therapeutic area	£m	£m	£m

Central nervous system	4,511	4,007	3,279
Respiratory	3,987	3,537	2,789
Anti-virals	2,299	2,128	1,899
Anti-bacterials/anti-malarials	2,210	2,604	2,472
Metabolic and gastro-intestinal	1,429	1,480	1,232
Vaccines	1,080	948	842
Oncology and emesis	977	838	710
Cardiovascular	655	591	463
Arthritis	23	156	210
Others	824	916	1,086
Divested products	–	–	447

	17,995	17,205	15,429

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) approved for depression, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder and general anxiety disorder. Paxil CR, a controlled release version, was launched in the USA in 2002.

Wellbutrin is an anti-depressant, available in the USA in normal or sustained release tablet formulations.

Imigran/Imitrex is a 5HT1 receptor agonist used for the treatment of severe or frequent migraine and cluster headache, and has become the reference product in this sector. Naramig/Amerge is a newer migraine product.

Lamictal is a treatment for epilepsy. Used alone or in combination with other products, it has achieved penetration of this mature market through successful treatment of severe cases.

Requip is a specific dopamine D2-like receptor agonist for the treatment of Parkinson’s disease.

Zyban is a nicotine-free prescription medicine, available as a sustained-release tablet, for treating the problem of smoking addiction.

Respiratory
Seretide/Advair, a combination of Serevent and Flixotide, offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler.

Serevent is a long-acting bronchodilator and Ventolin is a selective short-acting bronchodilator.

Flixotide/Flovent and Becotide/Beclovent are inhaled steroids for the treatment of inflammation associated with bronchial asthma and chronic bronchitis.

Flixonase/Flonase and Beconase are intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

Anti-virals
Combivir, a combination of Retrovir and Epivir, has consolidated the position of these two reverse transcriptase inhibitors as the cornerstone of many multiple anti-HIV product regimens. Physician acceptance has clearly demonstrated the value placed on minimising the ‘pill burden’ faced by patients.

Ziagen is a reverse transcriptase inhibitor. The product’s potency, ease of use and resistance profile allow it to play a significant role in a variety of highly active, well tolerated and simplified HIV treatment regimens.

Trizivir is a combination of Combivir and Ziagen, combining three anti-HIV therapies in one tablet, for twice daily administration.

Agenerase is a protease inhibitor for the treatment of HIV, the first medicine of this class to be brought to the market by GlaxoSmithKline. Agenerase has a twice daily dosing regimen and no significant food or drink restrictions.

Zeffix has been approved for marketing in the USA, Europe, China and other markets for the treatment of chronic hepatitis B.

Valtrex is a treatment for chicken pox, zoster (shingles), cold sores and episodic genital herpes as well as the long term suppression of genital herpes. Valtrex supersedes Zovirax, which is also widely used to treat herpes infections.

Anti-bacterials and anti-malarials
Augmentin is a broad-spectrum antibiotic suitable for the treatment of a wide range of common bacterial infections and is particularly effective against respiratory tract infections. Augmentin ES-600 is an extra strength suspension specifically designed to treat children with recurrent or persistent middle ear infections.
Augmentin XR is an extra strength tablet form for adults to combat the growing problem of bacterial resistance in the community.

Zinnat is an oral antibiotic used primarily for community-acquired infections of the lower respiratory tract. Fortum is used in the hospital-based injectable antibiotics market.

Malarone is an oral anti-malarial used for the treatment and prophylaxis of malaria caused by Plasmodium falciparum.

Metabolic and gastro-intestinal
Avandia is a potent insulin sensitising agent which acts on the underlying pathophysiology of type 2 diabetes. Avandamet is a combination of Avandia and metformin HCI; it is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill.

Zantac , for the treatment of peptic ulcer disease and a range of gastric acid related disorders, continues to play a major role in a number of markets, even where patent protection has been lost.

Vaccines
GlaxoSmithKline markets a range of hepatitis vaccines. Havrix protects against hepatitis A and Engerix-B against hepatitis B. Twinrix is a combined hepatitis A and B vaccine, protecting against both diseases with one vaccine and available in both adult and paediatric strengths.

Infanrix is a range of paediatric vaccine combinations. Infanrix provides protection against diphtheria, tetanus and pertussis (whooping cough). Infanrix PeNta/Pediarix provides additional protection against hepatitis B and polio, and Infanrix HeXa further adds protection against haemophilus influenzae type b, which causes meningitis.

Back to Contents
Description of business GlaxoSmithKline	09

Additionally, GlaxoSmithKline markets Priorix, a measles, mumps and rubella vaccine, Typherix, a vaccine for protection against typhoid fever, and Varilrix, a vaccine against varicella or chicken pox.

Oncology and emesis
Zofran is used to prevent nausea and vomiting associated with chemotherapy and radiotherapy for cancer, and is available in both oral and injectable forms. It is also approved for use in the prevention and treatment of post-operative nausea and vomiting.

Hycamtin is a second line treatment both for ovarian cancer and for small cell lung cancer.

Navelbine is approved as first line treatment of non-small cell lung cancer in combination with cisplatin or as a single agent.

Cardiovascular
Coreg is an alpha/beta blocker which has been proven to be effective in treating mild, moderate and severe heart failure. GlaxoSmithKline has sole marketing rights in the USA.

Arthritis
Relafen is a non-steroidal anti-inflammatory drug for the treatment of arthritis.

Other
The other category includes the Group’s principal dermatological products; Betnovate, the higher potency Dermovate and the newer Cutivate are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis.

Divested products
In accordance with agreements for regulatory approvals of the merger between Glaxo Wellcome and SmithKline Beecham, the products Kytril, for the treatment of chemotherapy – and radiotherapy–induced nausea and vomiting, and Famvir, an anti-viral for the treatment of shingles and herpes, were divested in December 2000.

Products – Consumer Healthcare

GlaxoSmithKline’s principal consumer healthcare products are presently directed to three major areas. An analysis of sales by these areas is set out below:

	2002	2001	2000
	£m	£m	£m

Over-the-counter medicines	1,586	1,603	1,454
Oral care	1,052	1,106	642
Nutritional healthcare	579	575	535
Divested products	–	–	19

	3,217	3,284	2,650

At constant exchange rates 2002 sales were two per cent higher than 2001.

The major products are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Oxy
Zovirax
Abreva
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei

Oral care	Aquafresh
Corega
Dr Best
Macleans
Odol
Polident
Poligrip
Sensodyne

Nutritional healthcare	Horlicks
Lucozade
Ribena

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/acetominophen analgesic; Nicorette gum; the Nicoderm, NiQuitin CQ and Nicabate range of smoking control patches; Tums, a calcium based antacid; Citrucel laxative; Contac for the treatment of colds and influenza; Abtei, a natural medicines and vitamin range; Oxy acne treatment and Zovirax and Abreva for the treatment of cold sores.

In 2002, GlaxoSmithKline Consumer Healthcare introduced two new prescription to over-the-counter switches:

•	Eumovate, a cream for clearing the skin flare-up from dermatitis and eczema in the UK
•	Beconase Allergy 24 hours for hayfever in Australia.

Oral care
The leading oral care products are toothpastes and mouthwashes under the Aquafresh, Sensodyne, Macleans and Odol brand names, and a range of toothbrushes sold under the Aquafresh, Sensodyne and Dr Best names. In addition, denture care products are available principally under the Polident, Poligrip and Corega brand names.

Nutritional healthcare
The leading products in this category are Lucozade glucose energy and sports drinks, Ribena blackcurrant-based juice drink rich in vitamin C, and Horlicks, a range of milk-based malted food and chocolate drinks.

Back to Contents
10	GlaxoSmithKline Description of business

Operating environment

Competition – Pharmaceuticals

The pharmaceutical industry is highly competitive.
GlaxoSmithKline’s principal competitors are large international pharmaceutical companies with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment and to fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry.

GlaxoSmithKline undertakes a range of activities to maximise the value of its intellectual property, including introducing innovative products into as many markets as possible, accelerating the process to bring new products to market and increasing brand recognition among customers.

GlaxoSmithKline believes that its competitive position is dependent upon the discovery and development of new products, together with effective marketing of existing products. Within the pharmaceutical industry, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement. There can be no assurance that products may not become outmoded, notwithstanding patent or trade mark protection. In addition, increasing government and other pressure for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products that are no longer protected by patent.

CNS disorders
Major competitors to Paxil in the USA selective serotonin re-uptake inhibitor (SSRI) market are fluoxetine, the generic form of Eli Lilly’s Prozac, Zoloft from Pfizer, Forest Laboratories’ Celexa and Lexapro. The principal competitors in the USA for Wellbutrin are SSRIs and Effexor XR, a Wyeth product. The success of Seroxat/Paxil and Wellbutrin has made them a target for generic manufacturers, against whom GlaxoSmithKline continues to respond appropriately (see Note 30 to the Financial statements, ‘Legal proceedings’).

Imigran has grown to be one of GlaxoSmithKline’s leading products through addressing the previously unmet needs of migraine sufferers. Although other companies have launched competing products, newer formulations of Imigran, such as the nasal spray, and the introduction of Naramig have helped the Group to retain its lead over its competitors in the migraine market and maintain growth.

Respiratory
GlaxoSmithKline’s respiratory franchise is driven by the growth of Seretide/Advair, gaining patients from competitor products and the cannibalisation of Serevent and Flixotide. Ventolin and Becotide have faced generic competition for some years but have maintained significant sales.

Major respiratory competitors are Singulair from Merck, especially in the USA, Symbicort from AstraZeneca, primarily in the European Union and Spiriva from Pfizer/Boehringer Ingelheim, primarily in Europe.

Anti-virals
The major competitors in the HIV market are Bristol Myers Squibb, Merck and Pfizer amongst others.

GlaxoSmithKline has a pioneering role in the HIV market, with Retrovir and Epivir acting as the cornerstone of combination therapy, and available as Combivir in a single tablet. The launches of Ziagen, Agenerase and Trizivir have broadened the Group’s portfolio of HIV products. Valtrex has helped strengthen the Group’s position in the anti-herpes area, although Zovirax faces competition from generic aciclovir. Both Valtrex and Zovirax compete with Novartis’ Famvir. Zeffix was the first anti-viral on the market to treat Hepatitis B. Gilead’s Hepsera is the second and was approved by the US Food and Drug Administration (FDA) in September 2002.

Anti-bacterials and anti-malarials
In 2002 generic versions of both Augmentin and Ceftin/Zinnat were introduced in the USA, following successful legal challenges by generic manufacturers (see Note 30 to the Financial statements, ‘Legal proceedings’). Augmentin has already lost patent protection in various countries in Europe. The recently launched Augmentin XR, and Augmentin ES compete against a broad range of other branded and generic antibiotics. Malarone’s safety profile and convenient dosing regimen have helped put this product in a strong position versus mefloquine following its recent launch for malaria prophylaxis.

Metabolic and gastro-intestinal
The major competitor for Avandia is Takeda Chemical’s Actos, which is co-promoted with Eli Lilly in the USA.

Vaccines
GlaxoSmithKline’s major competitors in the vaccine market include Aventis Pasteur (AP), Merck and Wyeth. Engerix-B and Havrix compete with vaccines produced by AP and Merck – Comvax and Recombivax HB for hepatitis B, and Vaqta and Avaxim for hepatitis A. Infanrix’s major competitor is AP’s range of DTPa-based combination vaccines.

Back to Contents
Description of business GlaxoSmithKline	11

Competition – Consumer Healthcare

The main competitors in the Group’s Consumer Healthcare markets include the major international companies Colgate-Palmolive, Johnson & Johnson, Pfizer, Procter & Gamble, Unilever and Wyeth. In addition, there are many other companies that compete with GlaxoSmithKline in selected markets.

The major competitor products in over-the-counter (OTC) medicines are:

•	in the USA: Metamucil (laxative), Clearasil (acne treatment), Pepcid (indigestion) and private label smoking control products.
•	in the UK: Lemsip (cold remedy), Nurofen and Anadin (analgesics), and Nicorette and Nicotinell (smoking control remedies).

In Nutritional healthcare the major competitors to Horlicks are Ovaltine and Milo malted food and chocolate drinks. The competitors to Ribena are primarily local fruit juice products while Lucozade competes with other energy drinks.

GlaxoSmithKline holds leading global positions in all its key consumer product areas. Worldwide it is the second largest in Oral care and the third largest in OTC medicines. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.

Regulation – Pharmaceuticals

The international pharmaceutical industry is highly regulated. National regulatory authorities administer a panoply of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the safety and efficacy of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Of particular importance is the requirement in many countries that products be authorised or registered prior to marketing and that such authorisation or registration be maintained subsequently.

The national regulatory authorities in many jurisdictions, including the USA, the European Union, Japan and Australia, have high standards of technical appraisal and consequently the introduction of new pharmaceutical products generally entails a lengthy approval process.

In the European Union, there are two procedures for obtaining marketing authorisations for medicinal products:

•	The Centralised Procedure, with applications made direct to the European Medicines Evaluation Agency and leading to an authorisation valid in all member states, is compulsory for products derived from biotechnology and optional for new active substances and other innovative medicinal products.
•	The Mutual Recognition Procedure, which is applicable to the majority of conventional medicinal products, operates by mutual recognition of national marketing authorisations; where agreement cannot be reached, it is resolved by procedure of binding arbitration.

Grant of a marketing authorisation affords the Group a protection period during which a competitor cannot rely on confidential data in the regulatory file as a basis for its own marketing authorisation. The data protection period begins on the date an authorisation is first granted in the European Union and expires after ten years for authorisations granted via the Centralised Procedure, or ten or six years for authorisations granted via the Mutual Recognition procedure, depending on the country concerned.

In the USA, the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman) established the current framework for approval of generic drugs, including related patent and data protection provisions. Under Hatch-Waxman, the sponsor of an Abbreviated New Drug Application (ANDA) can receive marketing approval without submitting any safety or efficacy data. It can rely on the pioneer company’s extensive pre-clinical and clinical development data, provided the proposed generic drug has been demonstrated to be bioequivalent to the pioneer product. However, generic drug approvals are subject to data protection periods of five years for new chemical entities and three years for any modifications supported by new clinical studies. Moreover, under the provisions of Hatch-Waxman, the filing of an ANDA can trigger procedures that may allow patent holders to initiate patent infringement litigation with the significant procedural advantage of being assured that the FDA’s approval of the proposed generic product will be stayed for up to 30 months, pending resolution of the litigation. These procedures have generated litigation and controversy, particularly because, as currently applied, they have resulted in multiple, non-concurrent 30-month stays for some proposed generic products. The FDA has proposed changes to its regulations to address certain aspects of the procedures that have generated litigation and controversy, and reform legislation has also been proposed in the US Congress.

In the USA, the second reauthorisation of the Prescription Drug User Fee Act came into effect on 1st October 2002 (PDUFA III).

A recent General Accounting Office report to the Senate Committee on Health, Education, Labor and Pensions, has noted a gradual increase in the median time to gain approval for drugs with a standard review designation. Since 1995, the approval time for priority review drugs, judged by the FDA to represent a significant therapeutic advance, has remained constant, with a median time for approval of six months.

There has been an increasing gap between the approval times for priority and standard applications. The approval time for drugs designated as a standard review reached a low of about 13 months in 1998 before rising to about 20 months in 2000 and 2001.

It remains to be seen if the substantial additional resources funded under PDUFA III will result in a reduction of overall approval times for all drugs and biologics. The review times for certain biologics, other than vaccines, may be substantially impacted by a recently announced consolidation of the review activities to the Center for Drug Evaluation and Research. These activities had previously been carried out by the Center for Biologics Evaluation and Research.

Back to Contents
12	GlaxoSmithKline Description of business

Over the last decade, regulatory authorities have focused significant attention on measures to manage the risk associated with the use of prescription products. This is particularly noticeable in the USA, where the FDA and the pharmaceutical industry have been subjected to intense public scrutiny of the adequacy of measures taken to protect the public health. Substantial funding for the FDA to strengthen post market surveillance activities was included under PDUFA III. Under performance goals associated with the legislation, drug manufacturers are encouraged to submit voluntarily proposed Risk Management Plans as part of applications for marketing new drugs. These recent developments represent an additional challenge to the market registration process in the USA.

On 7th June 2002, the FDA announced approval of a supplemental New Drug Application (sNDA) that allows restricted marketing of Lotronex (alosetron hydrochloride) to treat only women with severe diarrhoea-predominant irritable bowel syndrome (IBS). The November 2002 reintroduction followed an advisory committee review and implementation of a FDA-GlaxoSmithKline agreed risk management programme intended to ensure patients and physicians are fully informed of possible risks and benefits of Lotronex.

Across International markets, countries outside the USA and Europe, the regulatory environment continues to be extremely varied and challenging. GlaxoSmithKline anticipates that the introduction of new products will continue to require substantial effort, time and expense to comply with regulatory requirements.

Price controls
In many countries the prices of pharmaceutical products are controlled by law. Governments may also influence prices through their control of national healthcare organisations, which may bear a large part of the cost of supplying products to consumers.

In the USA, debate over the reform of the healthcare system has increased the focus on pricing. Currently there are no government price controls over private sector purchases, but federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs in order to be eligible for reimbursement under Medicaid and other federal healthcare programmes.

In Europe, historically affected by government regulation in pricing and reimbursement, the pharmaceutical industry continues to experience pressure on its prices through a range of measures, including across-the-board cuts, linking to low-cost countries, price referencing and delays in agreeing reimbursement. There is an increasing pressure for generic substitution and cross-border imports from low-priced markets may exert a commercial pressure on in-country pricing.

In Japan, discussions are ongoing as to which new price and reimbursement controls the government will introduce.

During 2002, the worldwide pharmaceutical market continued to experience increasing pressure on pricing and reimbursement from governments and healthcare providers, though it is non-price factors, new products and higher volumes, which are principally driving the growth of pharmaceutical expenditure.

Value for money
It is becoming increasingly necessary to demonstrate the value for money of new products, in particular the impact upon drug budget expenditure and the burden of the disease that will be treated.

In some markets, the need to satisfy healthcare purchasers as to value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality. This can delay bringing effective and improved medicines to the market and reduce their effective patent protection time.

In many markets it is becoming increasingly difficult for a significantly improved therapy to obtain a premium price over existing medication. Philosophies founded on value-based pricing are difficult to follow in such circumstances although in the USA it is still possible to price products to reflect their value.

It is not possible to predict whether, and to what extent, the Group’s business may be affected by future legislative and regulatory developments relating to specific pharmaceutical products or their price.

Regulation – Consumer Healthcare

The consumer healthcare industry is subject to national regulation for the testing, approval, manufacturing, labelling and marketing of products. In many countries high standards of technical appraisal entail a lengthy approval process before a new product is launched.

National regulatory authorisation is also required to approve the switch of products from prescription to OTC. The requirements include long-term experience of the quality, safety and efficacy of the product in a wide patient population and data to confirm that the relevant condition is both self-limiting and can easily be diagnosed by the consumer.

Back to Contents
Description of business GlaxoSmithKline	13

Operating activities

Marketing and distribution

GlaxoSmithKline sells its products worldwide through an extensive network of subsidiaries, licensees and distributors.

The gross profit margins earned on sales of pharmaceutical products are generally higher than those earned on sales of consumer products, reflecting the many risks and uncertainties inherent in developing and marketing pharmaceuticals. These risks include the high level of research and development expenditure required to discover, test and obtain patent protection for new products and the competition from new and generic products.

GlaxoSmithKline’s worldwide operation is subject to a number of risks inherent in conducting business in certain countries, including possible nationalisation, expropriation and other restrictive government actions such as capital regulation. In addition, currency fluctuations and other changes in economic conditions may occur, which can have either a favourable or unfavourable effect on trading income. The Group does not regard these factors as deterrents to further expansion of its international operations. However, it closely reviews its methods of operation, particularly in developing countries, and develops strategies to respond to changing economic and political conditions.

Marketing and distribution – Pharmaceuticals

An analysis of total pharmaceutical sales, including in 2000 divested products, by geographic region is set out below:

	2002	2001	2000
Sales by geographic region	£m	£m	£m

USA	9,797	9,037	7,705
Europe	4,701	4,561	4,268
International:
Asia Pacific	1,177	1,119	1,049
Japan	712	741	832
Latin America	606	790	682
Middle East, Africa	575	539	511
Canada	427	418	382

	17,995	17,205	15,429

GlaxoSmithKline sells its prescription medicines primarily to wholesale drug distributors, independent and chain retail pharmacies, physicians, hospitals, clinics, government entities and other institutions. These products are ordinarily dispensed to the public by pharmacies through prescriptions written by doctors in hospitals or in doctors’ surgeries.

In the USA, the world’s largest pharmaceutical market, the pressure to contain healthcare costs has encouraged the growth of managed care organisations and pharmacy benefit managers. These intermediaries use a range of methods to lower costs, including the substitution of generic products or other cheaper therapies for branded products prescribed by doctors. Because of its increasing importance as a supplier of healthcare to the community, GlaxoSmithKline contracts with the managed care sector through a small number of wholesalers.

In each market, GlaxoSmithKline deploys salesforces of representatives and supporting medical staff to promote its prescription products to medical prescribers and healthcare purchasers through personal visits.

Promotion of GlaxoSmithKline’s products is supplemented by scientific seminars, advertising in medical and other journals, television advertising, provision of samples, direct mailing and information contained on the Group’s website.

Direct-to-consumer (DTC) advertising is a major component of product marketing in the USA. DTC advertisements are now the primary source of information for patients requesting specific brand name products from their physicians in the USA.

Outside the USA, DTC is either prohibited or has a more limited role in informing patients. In the European Union, DTC of prescription-only products is currently prohibited. In Australia, the government allows DTC advertising of pharmacy-only products subject to certain safeguards. In New Zealand, DTC is allowed and self-regulated by the industry in collaboration with the Advertising Standards Agency. Other markets allow DTC, but to date the impact has been more limited.

In addition to the direct marketing of products by its subsidiaries GlaxoSmithKline has entered into agreements with other pharmaceutical companies for the co-marketing and co-promotion of their products in many markets, for example Levitra with Bayer.

Marketing and distribution – Consumer Healthcare

The principal markets for Consumer Healthcare’s OTC medicines are the USA, the UK, Germany, Australia, Argentina, Italy, Mexico, Japan, Canada and France. The principal markets for the Oral care products are the USA, Germany and the UK. The nutritional drinks business is particularly strong in the UK, Ireland and India, although the range of products is available in other markets.

OTC and Oral care products are primarily distributed through pharmacy or mass market outlets either directly or through wholesalers. Nutritional healthcare products are distributed through a similar but more extensive retail and wholesale network.

Manufacture and supply

GlaxoSmithKline has a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 36,000 different pack sizes and presentations.

Manufacture of medicines begins with the development of a therapeutic active ingredient (bulk active) in a selected formulation. Global Manufacture & Supply (GMS) develops manufacturing processes for full scale volume production of active compounds at 'primary' manufacturing sites. Converting active compounds into a finished dosage formulation is the responsibility of the 'secondary' manufacturing sites.

GMS operates as a single global network of 95 sites in 38 countries. Each year GMS produces around 5,900 tonnes of bulk actives and over four billion packs, which are packaged and delivered for sale in over 150 countries. Throughout the world it also supports approximately 2,000 new product and line extension launches a year.

GMS is focused on delivering:

•	a secure source of supply of high quality products
•	compliance with regulatory requirements and customer expectations
•	best in class cost
•	leading edge practices and performance – at sites, in procurement and in other global functions.

Organisation
GMS operations are structured into Supply Chains and Regions.

Back to Contents
14	GlaxoSmithKline Description of business

Primary supply chain
This is a global organisation with 13 sites, spread across 6 countries, where a broad range of active ingredients for antibiotic and non-antibiotic products are manufactured and packaged. The sites are located in Australia, India, Ireland, Singapore, the UK and the USA. The majority of the active ingredients manufactured by the primary supply chain are supplied to the secondary pharmaceutical sites in Europe, North America and International.

Secondary supply chain
European region
There are 17 sites in the European region spread across eight countries. Between them the European sites manufacture nearly all of the major pharmaceutical products marketed globally by GlaxoSmithKline in a wide variety of finished dosage forms.

North America region
There are six pharmaceutical sites in the North America region located in Puerto Rico, Canada and the USA.

International region
The International region comprises 32 manufacturing sites, in 19 countries, spread across six distinct areas. There are five sites in Middle East/Africa, 17 sites spread across the Asia Pacific area, four sites in China, one in Japan and five in Latin America.

GlaxoSmithKline integration
This long-term, integrated change programme implemented at the time of the merger is called the Global Supply Network (GSN) and is structured to deliver benefits through five major streams of activity:

•	Reduction in above-site infrastructure and costs
•	Procurement initiatives
•	Continued network rationalisation
•	Logistics improvements
•	Operational excellence and lean sigma improvements.

As part of the network rationalisation plan, production ceased in 2002 at 12 sites in countries which included Argentina, India, Japan, Kenya, Mexico, South Africa, Taiwan, Venezuela and the USA. The disposal or closure of further sites were announced in the year.

External suppliers
Procurement is a global function supporting all functions and areas of the GlaxoSmithKline business. Manufacturing is one of the largest areas with over £2 billion spent with many external suppliers every year, including the purchase of active ingredients, chemical intermediates, part-finished and finished products. GMS has taken appropriate steps to protect its supply chains from any disruption resulting from interrupted external supply through appropriate stock levels, contracting and alternative registered suppliers.

Vaccines supply chain
Vaccine production is located principally at Rixensart, Belgium, with six other sites worldwide. Managing the vaccine supply chain involves anticipating market needs and using a flexible approach to be able to meet fluctuations in demand. These are based on forecasts from the different markets and firm orders from health authorities for mass vaccination campaigns. Bulk, filling and packaging is carefully balanced and stocking of vaccines helps manage short-term increases in demand. Such increases are prompted by disease outbreaks or increased demand from the public owing to disease awareness campaigns.

Consumer Healthcare supply chain
There are 27 Consumer Healthcare manufacturing sites spread across 16 countries. The Consumer Healthcare supply chain is diverse and includes the manufacturing and supply of OTC medicines, Oral care, Nutritional healthcare and Smoking control products. As well as internal facilities, over 230 contract suppliers are used worldwide.

Research and development – Pharmaceuticals
The global biological and pharmaceutical Research and Development (R&D) function in GlaxoSmithKline is responsible for discovering, developing, registering, commercialising and supporting effective marketing of innovative prescription medicines, vaccines and delivery systems for the treatment and prevention of human disease.

Fundamental to this goal is a thorough understanding of the diseases under investigation, involving pioneering work in genetics and predictive medicine, as well as more traditional research disciplines. In addition to the work to create new medicines and vaccines, extensive efforts are made to gain a clear understanding of the unmet needs of patients and of healthcare providers and payers as a guide to the overall direction of R&D.

In 2002 GlaxoSmithKline invested over £2.6 billion in pharmaceuticals R&D. R&D is an organisation that benefits from the insights of top scientists around the world and employs over 15,000 staff in biological and pharmaceutical R&D activities, at more than 20 sites worldwide, including:

•	UK:	Beckenham, Brentford, Cambridge, Dartford, Greenford, Harlow, Stevenage, Tonbridge, Ware, Welwyn
•	USA:	Bristol, Tennessee; Philadelphia, Upper Merion and Upper Providence, Pennsylvania; Research Triangle Park, North Carolina
•	Belgium:	Rixensart
•	Canada:	Mississauga
•	France:	Les Ulis, Evreux
•	Italy:	Verona
•	Japan:	Tsukuba Science City, Takasaki
•	Spain:	Tres Cantos, Madrid.

During 2002, R&D continued to deliver a range of products to the market and accelerated progress in the early stages of development. The extensive in-licensing activity begun in 2001 has continued and both the late-stage and the earlier pipeline have been significantly enhanced. Practical prioritisation and management of the portfolio of compounds in development has also been a focus, ensuring that GlaxoSmithKline R&D invests its resource to achieve the optimum value and deliver new medicines to patients.

Back to Contents
Description of business GlaxoSmithKline	15

Product development pipeline
The product development pipeline set out below shows considerable breadth and depth: at the end of 2002 GlaxoSmithKline had 177 pharmaceutical and vaccine projects in development, of which 123 are in the clinic.

Key

(v)	Vaccine
(p)	Pharmaccine
*	Compounds in Shionogi-GlaxoSmithKline Pharmaceuticals
LLC joint venture
**	In-license or other alliance relationship with third party
S	Date of first submission
A	Date of first Regulatory approval (for MAA, this is the first
EU approval letter)
AL	Approvable letter
MAA:	Marketing authorisation application (Europe)
NDA:	New drug application (USA)

Phase I	Evaluation of clinical pharmacology, usually conducted
in volunteers

Phase II	Determination of dose and initial evaluation of
efficacy, conducted in a small number of patients

Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

Compound	Type	Indication	Phase	MAA	NDA

Cardiovascular, Urogenital & Metabolic

249417	anti-Factor IX monoclonal antibody	stroke	I
427353	beta3 adrenergic agonist	type 2 diabetes	I
473178	thrombin inhibitor	prevention of thrombotic complications	I
of cardiovascular disease
501516	peroxisome proliferator-activator	dyslipidaemia	I
receptor (PPAR) agonist
590735	PPAR agonist	dyslipidaemia	I
677954	PPAR agonist	type 2 diabetes	I
843362 (NIN-058)**	oral insulin analogue	type 2 diabetes	I
181771	CCK-A agonist	obesity	II
424323**	indirect thrombin inhibitor	prevention of thrombotic complications	II
of cardiovascular disease
480848	Lp-PLA2 inhibitor	atherosclerosis	II
876167 (BVT933)**	5HT2c agonist	obesity	II
piboserod (207266)	5HT4 antagonist	atrial fibrillation	II
Avandia + sulphonylurea	PPAR gamma agonist plus sulphonylurea	type 2 diabetes	III
Avodart	5-alpha reductase inhibitor	prostate cancer prevention	III
nesiritide**	recombinant beta-type natriuretic peptide	acute heart failure	Submitted	S:Sep02	N/A
Levitra (vardenafil)**	PDE-V inhibitor	erectile dysfunction	Submitted	S:Jan02	AL:Jul02
Avandia	PPAR gamma agonist	type 2 diabetes – in combination with insulin	Submitted		AL:Feb01
Avandamet	PPAR gamma agonist plus metformin	type 2 diabetes	Approved	S:Oct02	A:Oct02
(Avandia + metformin)	combination tablet

Infectious Diseases

275833	topical pleuromutilin	bacterial skin infections	I	2005	2005
Lapdap + artesunate	antifolate + artemisinin	treatment of uncomplicated malaria	I	2005	N/A
270773**	phospholipid anti-endotoxin emulsion	sepsis	II
Augmentin (granules)**	beta lactam antibiotic	respiratory tract infections (incl. penicillin-resistant	II	2004	N/A
S. pneumoniae) – modified release granule formulation
Augmentin - ES Chewable	beta lactam antibiotic	acute otitis media (incl. penicillin-resistant	III	N/A	2003
S. pneumoniae) – high-dose chewable tablet
Augmentin XR	beta lactam antibiotic	treatment of acute exacerbation of chronic bronchitis	III	2003	2003
(AECB), including complicated AECB
oxibendazole	polymerase inhibitor	treatment of adult & paediatric helminth	III	2004	N/A
intestinal infections
sitamaquine	unknown	treatment of visceral leishmaniasis	III	2003	N/A
tafenoquine (252263)**	8-aminoquinoline	malaria prophylaxis (adults)	III	2005	2005
Lapdap	antifolate	treatment of uncomplicated malaria	Submitted	S:Oct02	N/A

Anti-virals

640385**	aspartyl protease inhibitor	HIV infections	I
695634	non-nucleoside reverse transcriptase inhibitor	HIV infections	I
810781 (S-1360)*	HIV integrase inhibitor	HIV infections	II
Ziagen/Epivir**	reverse transcriptase inhibitors	HIV infection – combination tablet	III	2004	2003
433908**	protease inhibitor; amprenavir pro-drug	HIV infection	Submitted	S:Dec02	S:Dec02
Valtrex	nucleoside analogue	HSV suppression in immunocompromised patients	Submitted	N/A	S:Sep02
Valtrex/Zelitrex	nucleoside analogue	prevention of Herpes simplex virus (HSV) transmission	Submitted	S:Nov02	S:Oct02

Back to Contents

16	GlaxoSmithKline Description of business

Compound	Type	Indication	Phase	MAA	NDA

Neurology & Gastrointestinal

234551**	endothelin A antagonist	stroke	I
271046	5HT6 antagonist	Alzheimer’s disease & schizophrenia	I
683699 (T-0047)**	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis (MS) & inflammatory bowel	I
disease (IBD) (also asthma & rheumatoid arthritis (RA))
723620**	corticotropin releasing factor (CRF-R1)	irritable bowel syndrome (IBS) (also anxiety	I
	antagonist	& depression)
406381	COX-2 inhibitor (second generation)	pain	II
493838	adenosine A1 agonist	neuropathic pain	II
737004 (S-0139)*	endothelin A antagonist	stroke	II
737552 (S-8510)*	benzodiazepine inverse agonist	Alzheimer’s disease & vascular dementia	II
carabersat (204269)	benzopyran	migraine prophylaxis & epilepsy	II
Imigran/Imitrex	5HT1 agonist	migraine – needle-free injection	II	2005	2005
talnetant (223412)	tachykinin (NK3) antagonist	IBS (also schizophrenia)	II	2005	2005
alvimopan (ADL 8-2698)**	peripheral mu-opioid antagonist	post operative ileus	III	2004	2003
Imigran/Imitrex	5HT1 agonist	migraine – fast dissolving tablet	III	2003	2003
Lamictal	sodium channel inhibitor	neuropathic pain	III	N/A	2004
Requip**	non-ergot dopamine agonist	Parkinson’s disease – controlled release formulation	III	2005	2005
Requip	non-ergot dopamine agonist	restless leg syndrome	III	2003	2003
Imigran/Imitrex	5HT1 agonist	adolescent migraine – nasal formulation	Submitted	S:Sep02	AL:Dec00

Oncology, Musculoskeletal & Inflammation

251353	Groß-T CXC chemokine	prevention of chemotherapy-induced cytopaenias	I
462795	cathepsin K inhibitor	osteoporosis & osteoarthritis	I
485232**	recombinant human interleukin-18	immunologically-sensitive cancers (melanoma &	I
	immunomodulator	renal cell)
497115**	thrombopoietin agonist	chemoprotection	I
681323	p38 alpha kinase inhibitor	rheumatoid arthritis (also chronic obstructive	I
pulmonary disease)
715992**	kinesin inhibitor	breast & ovarian cancers	I
786034	vascular epidermal growth factor 2 tyrosine	solid tumours	I
kinase inhibitor
topotecan + 120918	topo-isomerase l inhibitor + bioenhancer	cancer	I
572016	ErbB-2 and EGFR dual kinase inhibitor	solid tumours (breast & colorectal cancers)	II	2004	2004
ethynylcytidine (596168)**	selective RNA polymerase inhibitor	solid tumours	II
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer first line therapy	II	2004	2004
repifermin**	keratinocyte Growth Factor-2	mucositis (also wound care & inflammatory	II
bowel disease)
Hycamtin	topo-isomerase I inhibitor	non-small cell lung cancer second line therapy	III	2005	N/A
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	III	2003	2003
– oral formulation
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first line therapy	III	2004	2004
ibandronate**	bisphosphonate	treatment & prevention of postmenopausal	III	2004	2004
osteoporosis – monthly oral dosing
ibandronate**	bisphosphonate	treatment & prevention of postmenopausal	III	2004	2004
osteoporosis – quarterly i.v. dosing
Navelbine**	vinca alkaloid	non-small cell lung cancer – oral therapy	III	N/A	2003
Bexxar**	I131 radiolabelled anti-B1 monoclonal	non-Hodgkin's lymphoma	Submitted	N/A	S:Sep00
antibody
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	Submitted	S:Nov02	N/A
ibandronate**	bisphosphonate	treatment & prevention of postmenopausal	Submitted	S:Jun02	S:Jul02
osteoporosis – daily oral regimen

Psychiatry

271046	5HT6 antagonist	schizophrenia (& Alzheimer’s disease)	I
353162	noradrenaline/dopamine re-uptake inhibitor	depression & bipolar disorder	I
468816	glycine antagonist	smoking cessation	I
679769	NK1 antagonist	depression & anxiety	I
723620**	corticotropin releasing factor (CRF-R1)	anxiety & depression (also IBS)	I
antagonist
597599	NK1 antagonist	depression & anxiety	II
talnetant (223412)	tachykinin (NK3) antagonist	schizophrenia (also for IBS)	II
vilazodone (659746)	selective serotonin re-uptake inhibitor (SSRI)	depression	II	2005	2004
(EMD 68843)**	+ 5HT1a partial agonist
Lamictal	sodium channel inhibitor	bipolar disorder – acute treatment	III	N/A	2006
Paxil CR**	SSRI	premenstrual dysphoric disorder (PMDD), intermittent	III	N/A	2003
treatment – controlled release formulation
Lamictal	sodium channel inhibitor	bipolar disorder – long-term prophylaxis	Submitted	S:Aug02	S:Jun02
Paxil CR**	SSRI	PMDD continuous treatment – controlled	Submitted	N/A	S:Jun02
release formulation
Paxil CR**	SSRI	social anxiety disorder	Submitted	N/A	S:Dec02
Wellbutrin XL**	noradrenaline/dopamine reuptake inhibitor	depression – controlled release formulation,	Submitted		S:Aug02
once daily dosing

Back to Contents

Description of business GlaxoSmithKline	17

Compound	Type	Indication	Phase	MAA	NDA

Respiratory

159797 (TD 3327)**	beta2 agonist	asthma, chronic obstructive pulmonary disease (COPD)	I
274150	selective iNOS inhibitor	asthma, COPD	I
& allergic rhinitis
597901	beta2 agonist	asthma & COPD	I
681323	p38 alpha kinase inhibitor	COPD (also RA)	I
683699 (T-0047)**	dual alpha4 integrin antagonist (VLA4)	asthma & RA (also MS & IBD)	I
766994	chemokine receptor 3 antagonist	asthma & allergic rhinitis	I
559090	alpha4 integrin antagonist	asthma & allergic rhinitis	II
685698	glucocorticoid receptor agonist	asthma, COPD & allergic rhinitis	II
842470 (AWD 12-281)**	PDE IV inhibitor	asthma, COPD & allergic rhinitis	II
mepolizumab (240563)	anti-IL5 monoclonal antibody	asthma & atopic dermatitis	II
Ariflo	PDE IV inhibitor	COPD	Submitted	2004	S:Dec02

Non-CFC Metered Dose Inhaler propellants (106642)

Serevent	beta2 agonist	asthma & COPD	III	2004	N/A
Flixotide/Flovent	inhaled corticosteroid	asthma & COPD	Approved	A:Apr97	AL:Dec02
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma	Approved	A:Jun00	AL:Oct01
& Oct02

Diskus/Accuhaler (dry powder inhaler)

Seretide/Advair	beta2 agonist/inhaled corticosteroid	adult & paediatric asthma – once daily dosing	III	2005	2005
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD	Submitted	S:Sep01	AL:Mar02
& Dec02
Serevent	beta2 agonist	COPD	Approved	2003	A:Mar02

Hepatitis Vaccines

Hepatitis E	recombinant	hepatitis E prophylaxis	II
Extra strength hepatitis B	recombinant	extra strength hepatitis B prophylaxis	III	2003	TBD
Twinrix 2 doses	recombinant	combined hepatitis A and B prophylaxis	Approved	A:Sep02	2003
(child/adolescent)

Paediatric Vaccines

Rotarix	live attenuated – oral	rotavirus prophylaxis	II	2005
N. meningitidis	conjugated	meningitis prophylaxis	II	2004
Meningitis B (Cuba)	subunit	meningitis B prophylaxis	II		TBD
S. pneumoniae paediatric	conjugated	S. pneumoniae disease prophylaxis for children	III	2005
MMR-varicella	live attenuated	measles, mumps, rubella and varicella prophylaxis	III	2005
Infanrix/PediarixPeNta-	recombinant	diphtheria, tetanus, pertussis, hepatitis B	Approved	A:Oct00	A:Dec02
HepB-IPV		and inactivated polio prophylaxis
InfanrixHeXa-Hep B- IPV/Hib	conjugated/recombinant	diphtheria, tetanus, pertussis, hepatitis B	Approved	A:Oct00	TBD
and inactivated polio prophylaxis and
Haemophilus influenzae type B prophylaxis

Other Vaccines

Dengue fever	attenuated tetravalent vaccine	prophylactic use	I
HIV	recombinant	HIV prophylaxis	I
New influenza	subunit	influenza prophylaxis – new delivery	I
S. pneumoniae elderly	conjugated	S. pneumoniae disease prophylaxis	I
Staphylococcal antibodies**	monoclonal antibody	prevention of staphylococcal infections	I
Epstein-Barr virus (EBV)	recombinant	EBV prophylaxis	II
Human papillomavirus (HPV)	recombinant	prophylaxis of HPV infections	II
Malaria	recombinant	malaria prophylaxis	II
Boostrix	subunit	adolescent/adult booster for diphtheria, tetanus	Approved	A:Oct00	2004
and pertussis
Boostrix IPV	subunit	adolescent/adult booster for diphtheria, tetanus,	III	2003
pertussis and inactivated polio
Simplirix	recombinant	genital herpes prophylaxis	III

Pharmaccines

GSK/PowderJect**	recombinant	hepatitis B treatment	I
249553	recombinant	treatment of lung cancer/melanoma	II

The content of the portfolio will change over time as new compounds progress from research to development and from development to the market. Owing to the nature of the drug development process, it is not unusual for some compounds, especially those in early stage of investigation, to be terminated as they progress through development.

For competitive reasons, new projects in pre-clinical development have not been disclosed and some project types may not have been identified.

Back to Contents

18	GlaxoSmithKline Description of business

Compounds progressed into Phase I clinical development in 2002

During 2002 several discovery projects, listed in the table below, progressed through non-clinical safety testing and into early (Phase I) clinical development. These compounds are continuing their rigorous non-clinical, clinical and commercial assessments, leading to proof of concept decisions over the next 12–24 months.

Compound	Mechanism	Indication

120918 + topotecan	multi-drug resistance inhibitor + topoisomerase inhibitor	cancer
234551	endothelin A antagonist	stroke
274150	iNOS inhibitor	asthma
275833	topical pleuromutilin	bacterial skin infections
353162	norepinephrine/dopamine re-uptake inhibitor	depression
462795	cathepsin K inhibitor	osteoporosis
468816	glycine antagonist	smoking cessation
485232	interleukin 18	cancer
497115	thrombopoietin agonist	chemoprotection
559090	alpha4-integrin antagonist	allergic rhinitis
597901	inhaled beta2 adrenergic receptor agonist	asthma
640385	aspartyl protease inhibitor	HIV
677954	PPAR pan agonist	diabetes
679769	neurokine 1 antagonist	depression
681323	p38 alpha kinase inhibitor	rheumatoid arthritis
683699	dual alpha4-integrin antagonist	multiple sclerosis/irritable bowel syndrome
685698	inhaled corticosteroid	asthma/allergic rhinitis
695634	non-nucleoside reverse transcriptase inhibitor	HIV
715992	kinesin inhibitor	cancer
766994	chemokine receptor antagonist	asthma
786034	VEGFR tyrosine kinase inhibitor	solid tumours
Lapdap + artesunate	chlorproguanil/dapsone combination + artesunate	malaria
HIV prophylactic	vaccine	HIV
Dengue fever vaccine	vaccine	Dengue fever

Significant regulatory submissions in 2002

Product	Country/Region	Description

Advair	USA	labelling for corticosteroid sparing effect of the combination of salmeterol, a long-acting beta-blocker, and fluticasone, a corticosteroid in a dry powder Diskus device
Ariflo	USA	cilomilast, a PDE IV inhibitor for the treatment of chronic obstructive pulmonary disease
Avandamet	Europe	combination of rosiglitazone and metformin for type 2 diabetes
Coreg	USA	carvedilol, alpha/beta-blocker in-licensed from Roche for cardiac dysfunction following heart attack
Flixotide	Europe	lower age limit for fluticasone, an inhaled corticosteroid for asthma
Flovent	USA	CFC-free metered dose inhaler for fluticasone
ibandronate	Europe and USA	bisphosphonate, for the treatment of osteoporosis, in-licensed from Roche
Lamictal	Europe and USA	lamotrigine, a sodium channel blocker for long-term prophylaxis/prevention of bipolar disorder
Lamictal	Japan	lamotrigine for epilepsy
Levitra	Europe	PDE V inhibitor, for the treatment of erectile dysfunction, in-licensed from Bayer
nesiritide	Europe	natriuretic peptide in-licensed from Scios Inc for acute heart failure
Paxil CR	USA	controlled release (CR) paroxetine, a selective serotonin re-uptake inhibitor for the treatment of pre-menstrual dysphoric disorder
Paxil CR	USA	paroxetine for the treatment of social anxiety disorder
433908	Europe and USA	protease inhibitor for HIV
Valtrex	USA and Europe	valaciclovir, a DNA polymerase inhibitor for the suppression of transmission of herpes simplex virus
Wellbutrin SR	USA	additional sustained release (SR) strength of bupropion, a noradrenaline/dopamine re-uptake inhibitor for the treatment of depression
Wellbutrin XL	USA	extended release (XL) formulation of bupropion for the treatment of depression.

Back to Contents

Description of business GlaxoSmithKline	19

Product approvals

In 2002, approvals were received for a number of new products, including several significant new indications and formulations for existing products, as summarised in the table below.

Country/Region
Product	(Approval Date)	Description

Augmentin XR	USA (October)	extended release formulation of amoxicillin (a beta-lactam antibiotic) and clavulanate (a beta lactamase inhibitor) for adult respiratory tract infections
Avandamet	USA (October)	fixed dose combination of Avandia and metformin for type 2 diabetes
Avodart	USA (October)	2 year data on dutasteride, a 5-alpha reductase inhibitor for the treatment of benign prostatic hypertrophy (BPH)
Avodart	Europe (July)	dutasteride, for the treatment of BPH
Epivir	USA (October)	once daily dosing with lamivudine, a reverse transcriptase inhibitor, for HIV
Flixotide	Europe (October)	lower age limit for fluticasone, an inhaled corticosteroid for asthma
Flonase	USA (May)	intranasal fluticasone for nasal symptoms
Flutide	Japan (October)	fluticasone in a CFC-free inhaler
Lotronex	USA (June)	reintroduction of alosetron for irritable bowel syndrome (IBS)
Paxil CR	USA (February)	paroxetine, a selective serotonin re-uptake inhibitor for panic disorder
Pediarix	USA (December)	combined diphtheria, tetanus, pertussis, hepatitis B and polio vaccine for children
Serevent Diskus	USA (March)	dry powder formulation of salmeterol (a long-acting beta blocker) for COPD
Serevent MDI and Diskus	Japan (April)	salmeterol in both metered dose and dry powder inhalers for asthma
Sultanol Diskus	Japan (March)	the short-acting beta blocker salbutamol in a dry powder device for asthma
Twinrix 2 dose	Europe (September)	combined vaccine for hepatitis A and B
Valtrex	USA (September)	valaciclovir, a DNA polymerase inhibitor for the treatment of cold sores
Wellbutrin SR	USA (June)	additional strength of bupropion for depression
Zovirax cream	USA (December)	aciclovir, a DNA polymerase inhibitor for the treatment of cold sores
Zylorictablets	Japan (March)	allopurinol, a xanthine-oxidase inhibitor, for the treatment of gout

R&D processes

In line with GlaxoSmithKline's strategic intent to become the indisputable leader in the industry, R&D has set itself the goal of becoming the industry’s most productive R&D organisation. Steps to achieve this have included initiatives to both reduce the time taken in all phases of the discovery and development chain; and also to gain earlier understanding of candidate molecules, increasing the probability of making a new medicine available to treat patients as soon as possible.

R&D measures this productivity not just by the number and innovation of the products it creates, but also by the commercial value of the product's ability to address the unmet needs of healthcare customers including patients, healthcare professionals, budget holders and regulators; each with their own perspective on what constitutes a valuable new product. R&D is now positioned to ensure that it generates the right safety, efficacy and quality information to respond to these different perspectives through data demonstrating the overall social benefits of the new medicine; increased length or quality of life, and increased workplace productivity.

One of the historical contradictions in the pharmaceutical industry has been the need to lever the advantages of a large organisation without losing the creative spirit of the research environment. In GlaxoSmithKline, R&D has been structured to balance the areas that benefit from large scale with those that take advantage of being small to enhance their productivity. The key areas that benefit from being large are those that are capital intensive or high throughput activities such as compound screening; those that require scarce skills; and those that are highly regulated, mainly at the later end of the development chain. Other areas flourish to their best advantage if the structural unit remains small: the units can respond quickly to the changing environment; the opportunity for scientists to interact is optimised; and the need for return on investment is focussed through the fostering of an entrepreneurial, accountable culture.

Back to Contents

20	GlaxoSmithKline Description of business

In R&D the power of smaller units is manifest in the Centres of Excellence for Drug Discovery (CEDD). They ensure the most efficient and rapid validation of lead candidates through preclinical testing against proof of concept criteria, before handing over the compound to the New Product Development organisation for large scale clinical trials.

The New Product Development function integrates the clinical, regulatory and commercial activities necessary to bring a new medicine to the marketplace. Similarly, the New Product Supply organisation bridges the traditional divide between development and manufacturing, ensuring that robust manufacturing processes are developed.

Significant progress has also been made in the integration of the Group’s R&D in Japan with the global development and commercialisation processes in order to eliminate duplication and to speed up regulatory filings. During 2002 the discovery and development portfolio in Japan was reviewed and prioritised in the context of the global R&D pipeline.

Crucial to the success of R&D is its capacity to embrace and develop new technologies to streamline the drug discovery process. The technology development organisation keeps abreast of emerging technologies that may advance the creation of new medicines, evaluates them and provides the investment and knowledge required to develop selected technologies appropriately. As R&D generates and modifies technologies, it will not only focus them on the Group’s internal goals but also maximise the return on R&D assets through sales, spin-outs and out-licensing.

Early research and the role of genetics
The early stages of finding new medicines requires essentially two components; targets that can be shown to affect mechanisms of important pathological processes in human disease and compounds, typically small molecules but also including macromolecules, protein therapeutics and vaccines, able to modulate the behaviour of specific targets.

As part of this target validation process, GlaxoSmithKline aims to identify the genes most relevant to common diseases with large unmet medical needs, such as asthma, non-insulin dependent diabetes, osteoarthritis, chronic obstructive pulmonary disease, early onset heart disease and Alzheimer’s disease. Many diseases arise through complex interactions between a number of gene variants and environmental factors, so the challenge involved is significant. Identifying the genes that predispose patients to a particular disease and understanding their role in its progression lead to finding new ways to intervene in these diseases.

In 2002, a programme to identify tractable targets that are genetically associated with human diseases of interest was initiated. This enables the validation of targets associated with these diseases prior to extensive investigation.

The practical application of genetics has moved forward during the year. Several opportunities have been identified where knowledge of specific markers for efficacy or susceptibility to adverse events is enhancing the ability to focus development of new medicines on patients who will be most likely to benefit from them, ultimately providing reassurance to both the prescriber and the patient.

Discovery research
The purpose of Discovery Research (DR) is to identify lead compounds that may form the basis of drug discovery efforts in the CEDDs. Investment in DR is focused on improving productivity in both quality and quantity. In 2002, R&D completed construction of new automation facilities at Tres Cantos, in Spain, and continued work on facilities at Upper Providence and Harlow.

In parallel with the development of the ability to generate efficiently large numbers of high quality new compounds, there has been substantial progress in implementing methods to evaluate them using high throughput biology. This discipline, with its integration of knowledge from both animal and human biology, is starting to deliver highly predictive models to forecast efficacy of compounds and to extend understanding of human disease.

Centres of Excellence for Drug Discovery
The two crucial steps in converting lead compounds into drug candidates are (i) optimising the lead for potency, efficacy, safety and other intrinsic characteristics of the molecule, and (ii) demonstrating the validity of the therapeutic hypothesis through early clinical trials of the resulting candidate. The CEDDs are focused on specific disease areas and designed to be nimble and entrepreneurial with the range of skills and resources required to drive mid-stage development projects from lead optimisation through to their key decision-point, demonstration of proof of concept, before major investments are made to fund large-scale clinical trials.

There are six CEDDs, three based in the USA and three in Europe:

•	Cardiovascular & Urogenital Diseases, centred in Upper Merion
•	Metabolic & Viral Diseases, centred in Research Triangle Park
•	Microbial, Musculoskeletal & Proliferative Diseases, including cancer, centred in Upper Providence
•	Neurology, centred in Harlow (UK)
•	Psychiatry, centred in Verona (Italy)
•	Respiratory and Inflammation, centred in Stevenage (UK).

Each CEDD is responsible for identifying the optimal drug candidate for the desired biological effect and then assessing its safety and other development characteristics in preclinical screens. Once this is achieved, the CEDDs are responsible for proving that the compound is safe and efficacious in patients in small-scale clinical trials – the proof of concept decision point.

A decision is then made on whether the information available to date justifies the compound’s progression into late-stage drug development where the necessary large-scale clinical trials are conducted to register and commercialise the product.

In 2002, the CEDDs progressed significantly more compounds through both first dosing in humans and initial evaluation of efficacy in patients than in 2001. See table of compounds progressed into Phase I on page 18. In order to progress highly promising medicines yet more rapidly without compromising safety, selected projects are currently piloting a process that involves running some activities in parallel, rather than sequentially.

Back to Contents
Description of business GlaxoSmithKline	21

As part of GlaxoSmithKline’s major response to the challenges of diseases affecting the developing world, the Microbial, Musculoskeletal & Proliferative Diseases CEDD has responsibility for a drug discovery unit, based at Tres Cantos, that is dedicated to finding new medicines for these diseases. Research projects at Tres Cantos focus on malaria and TB and, together with work elsewhere in the Group on HIV/AIDS and vaccines, address the prevention and treatment of all three of the World Health Organization’s (WHO) top priority diseases. The Group also works with numerous external partners worldwide in the search for new treatment for Diseases of the Developing World (DDW).

Preclinical development
Preclinical Development (PCD) participates in a wide range of activities within the drug development process from optimising the selection of compounds for potential development through launch to the marketplace and enhancement of existing products by devising more convenient formulations. Early in the development process, the metabolic fate and safety of compounds are evaluated in laboratory animals prior to testing in humans. The testing required in both animals and humans is mandated and is highly regulated by governmental agencies.

PCD researchers investigate dosage form (e.g. tablet or inhaled) and develop formulations to enhance the drug’s effectiveness. PCD is also responsible for the development of drug formulations used in clinical trials. Processes and supporting analytical methods for drug synthesis and product formulation and delivery are scaled up to meet increasing supply requirements, ultimately leading to the technical transfer of the processes and methods to manufacturing. The New Product Supply Process, a partnership between R&D and Global Manufacturing and Supply, ensures that a robust product is developed for large scale commercial manufacturing and launch.

PCD is pursuing novel technologies to enhance R&D productivity by lowering the rate of project failure, reducing cycle time and enhancing product value. Predictive toxicology, an integrated multi-disciplinary collaboration between PCD, DR and Genetics Research, has been established to improve the quality of candidate selections and reduce late-stage attrition due to toxicity.

Other key technology areas that provide ways to improve R&D’s productivity include drug delivery systems, predictive technologies, particle engineering and process innovation. The use of particle engineering and process innovations enhances the ability to manufacture efficiently consistently high-quality products.

New product development
To provide focus for the development and commercialisation process, which must proceed in unison, all the major functional components clinical, medical, biomedical data, regulatory, safety and commercial strategy, have been integrated into this single management organisation, New Product Development (NPD). There are six cross-functional Therapeutic Area Strategy Teams, each covering one of the following groups of diseases:

•	Cardiovascular, Urogenital and Metabolic Diseases
•	Infectious Diseases including DDW
•	Neurology & Gastro-intestinal Diseases
•	Oncology, Musculoskeletal Diseases and Inflammation
•	Psychiatry
•	Respiratory.

These matrix teams are responsible for maximising the worldwide development opportunities for each product within their remit. They ensure that at an early stage regional marketing needs are fully integrated into any development plans so that all information needed to support the registration, safety programmes, pricing and formulary negotiations is available. Careful prioritisation across all phases of development ensures that a high potential and integrated portfolio is achieved.

The teams collaborate at an early stage with the CEDDs to define target product profiles for new molecules and with integrated technical development and manufacturing functions to ensure rapid, effective launch and delivery of the product. Innovative clinical programmes for lead molecules from the CEDDs are developed using cross-functional project teams.

During 2002 a new group, Translational Medicine & Technology, was established within NPD to optimise the use of a variety of technologies to reduce risk and cost across development.

Cross-functional input extends to focused lifecycle management for products to deliver new indications and new presentations after the initial regulatory approval and commercial launch. Examples of lifecycle management include the extended release formulation, Augmentin XR, and development programmes designed to deliver new indications such as the use of Seretide/Advair for chronic obstructive pulmonary disease (COPD).

A new initiative, Gold Pass, was implemented in 2002. This designation, agreed between R&D, regional markets and manufacturing, is a key component of the portfolio and resource prioritisation and management process, to ensure that the resources placed behind key emerging assets yield the optimum commercial benefit as well as the maximum medical benefit to patients. Gold Pass assets are of high value and strategic importance to GlaxoSmithKline and require specific organisational visibility and urgency to meet patients’ needs. Consequently, only a small number of assets receive Gold Pass status at any one time, enabling the full focus of the organisation to be aligned.

In-licensing and research collaborations
GlaxoSmithKline has continued to identify compounds that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for both large and small companies. Compounds that were the subject of in-licensing or co-promotion deals during 2002 and in January 2003 were:

•	alvimopan (ADL 8-2698), an oral mu-opoid antagonist, in Phase III for post-operative ileus, to be co-developed and co-promoted with Adolor
•	BVT 933 and other 5HT2C receptor agonist compounds, the most advanced of which is in Phase II for obesity, in-licensed from Biovitrum. Biovitrum retains exclusive commercialisation rights for five Nordic countries, while GlaxoSmithKline has exclusive rights elsewhere
•	842470 (AWD 12-281) and backup compounds, the most advanced of which is in Phase II (intra-nasal delivery) for allergic rhinitis and Phase I (inhaled) for asthma and COPD, in-licensed from elbion AG
•	a preclinical development programme of PPAR-gamma modulators, the most advanced of which, BAY 54-9801 is in development for osteoporosis, in-licensed from Bayer AG. Bayer retains the right to claim certain compounds for its own use in the fields of cardiovascular disease and oncology

Back to Contents
22	GlaxoSmithKline Description of business

•	novel selective inhibitors of the sodium-dependent renal glucose transporter type 2 (SGLT2) compounds, in preclinical development as oral anti-diabetic agents, in-licensed excluding Japan, China, Korea and Taiwan, from Kissei
•	an oral formulation of an analogue of parathyroid hormone, in preclinical development for the treatment of osteoporosis, in-licensed from Unigene Laboratories, Inc
•	novel medicines containing long-acting Beta2 agonists (LABA) for the treatment of respiratory diseases licenced from Theravance, Inc. Phase I clinical studies have already started
•	a cellular chemokine receptor (CCR5) antagonist currently in development for treatment of HIV infection, as well as back-up and follow-up compounds licenced from Ono. GlaxoSmithKline plans to initiate Phase I clinical studies in the USA in the first half of 2003.

A strategic alliance was formed with Nobex Corporation for the development and commercialisation of orally administered insulin products. The first product to be developed collaboratively is 843362 (NIN-058), a novel modified oral insulin, in Phase I for type 2 diabetes.

An alliance was also formed with Exelixis, Inc for the development by Exelixis of small molecule compounds. Using its gene-to-drug-discovery technology platform these will be delivered in Phase II for full development and exclusive global commercialisation and manufacturing rights. Exelixis retains co-promotion rights in North America.

The existing collaborative agreement with Tanabe Seiyaku Co Ltd was extended to facilitate the acceleration to candidate selection by Tanabe of GlaxoSmithKline hits from screening.

In addition, GlaxoSmithKline has already entered into a number of agreements with third parties to co-develop and then co-market certain compounds. These arrangements range from milestone payments to third parties to acquire rights to their intellectual property, to joint ventures to develop and commercialise specified compounds. Under many of these agreements the Group has obligations to make payments in the future if specified milestones are achieved. These financial commitments are summarised in Note 26 to the Financial statements, ‘Commitments’.

Discontinuations
All research and development carries a risk of failure commensurate with the extension of scientific knowledge of a compound and its effects. Not all lead compounds that are identified to possess positive activity against a validated target will prove to be safe enough to introduce to humans or feasible to manufacture on a commercial scale. GlaxoSmithKline R&D endeavours to ensure that as far as possible these risks are ameliorated by extensive predictive testing as early as possible in the development process. Despite these efforts, the ultimate test for a product remains the point at which it is administered to large numbers of patients with the disease.

In 2002, GlaxoSmithKline and Korean company LG Chem Investments (LGCI) reviewed the status of the joint development programme for the quinolone antibiotic Factive (gemifloxacin). As a result, the companies agreed that Factive’s value could be better realised within LGCI’s portfolio. LGCI has taken full worldwide responsibility for the future commercialisation of the product, including regulatory activities following a transition period.

Other late-stage projects terminated during 2002 were the development of 237376 for cardiac arrhythmia, 660511 for hypertension in Phase II and a once-daily formulation of Augmentin.

Vaccines R&D
As part of the Pharmaceuticals sector worldwide, vaccines R&D is conducted in GlaxoSmithKline’s centre in Rixensart, Belgium, together with other activities related to vaccines including clinical development, regulatory, scaling up, production, packaging and all support functions. Over 1,000 research scientists are employed who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections which cause serious medical problems worldwide. Discovery work for new vaccines is performed, then potential candidate vaccines are expressed in yeast, bacteria or mammalian cells and purified to a very high level. This is followed by formulation of the vaccine which involves mixing antigens with selected adjuvants to stimulate a good immune response in humans. The next step is to evaluate safety and efficacy of the candidate vaccine in in-vivo models. Once preclinical proof of concept has been established, the next stage is to test the candidate vaccine in clinical trials in healthy individuals, to evaluate safety and how effective the vaccine is in inducing an immune response to protect the body from disease encountered later in a natural setting. Large-scale field trials in healthy individuals follow to establish safety and efficacy in a cross section of the population. The results obtained during clinical trials and the development of a quality production process and facilities are then combined into a regulatory file which is submitted to the authorities in the various countries where the Group intends to launch the vaccine.

Animals and research
For ethical, regulatory and scientific reasons, research using animals remains a vital part of the research and development of new medicines and vaccines. Animals are only used where no alternative is available and GlaxoSmithKline constantly aims to reduce the numbers used. The Group strives to exceed industry standards in the care and welfare of the animals it uses: laboratory animals are usually bred specifically for research and are well cared for throughout their lives by qualified, trained staff.

When animals are used in research unnecessary pain or suffering is scrupulously avoided. GlaxoSmithKline is actively engaged in research to develop and validate experimental methods that can provide more and better alternatives to the use of animals in research.

GlaxoSmithKline acknowledges that use of animals for research purposes is a subject that rightly commands a high level of public interest. The full GlaxoSmithKline Public Policy Position 'The care and ethical use of animals in research' is available on the website, www.gsk.com, or from the Secretariat.

Research and development – Consumer Healthcare

The principal centres for Consumer Healthcare R&D are in the UK and in the USA. The focus of R&D is on the identification and rapid development of novel products that bring benefits to consumers in the OTC, Oral care and Nutritional healthcare markets. Consumer Healthcare liaises closely with Pharmaceuticals to maximise the Group’s assets, where prescription products can also find application in the OTC marketplace.

Back to Contents
Description of business GlaxoSmithKline	23

Operating resources

Intellectual property

GlaxoSmithKline regards its intellectual property as a key business asset. The effective legal protection of intellectual property is critical in ensuring an effective return on investment in R&D. Intellectual property can be protected by patents, trade marks, registered designs, copyrights and domain name registrations. Patent and trade mark rights are regarded as particularly valuable.

Patents
GlaxoSmithKline’s policy is to obtain patent protection on all significant products discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets. Protection can also be obtained for new pharmaceutical formulations and manufacturing processes and for new medical uses and special devices for administering products.

The patent position with respect to significant products is as follows:

Augmentin. In the USA patents on the key active ingredient, potassium clavulanate, extending to 2018, were held invalid by decisions of a federal court in 2001 and 2002. These decisions are under appeal. In other markets, the patents on potassium clavulanate have expired, except in Italy (2006c).

Avandia and Avandamet. The basic patent on the active ingredient rosiglitazone in these products is not due to expire until 2011a in the USA and 2013 in Europe. Patents on the commercial form of the active ingredient rosiglitazone maleate are not due to expire until 2015 in the USA and 2014b in Europe.

Avodart. Patents on the active ingredient dutasteride have a normal expiry of 2013 (USA) and 2014 (Europe). Requests for extension of term of these patents are pending and are expected to extend the terms of these patents to 2015a in the USA and 2017b in Europe.

Combivir. The patents on the specific combination of lamivudine and zidovudine are not due to expire until 2012 in the USA and 2013b in Europe.

Coreg. GlaxoSmithKline is exclusive licensee under the US patent on the active ingredient carvedilol, which is not due to expire until 2007a.

Epivir. The patents on the active ingredient lamivudine are not due to expire until 2009a in the USA and 2011b in Europe.

Flixotide/Flovent and Flixonase/Flonase. In the USA, the patent on the active ingredient fluticasone propionate expires in 2003, but protection is expected to be extended by virtue of paediatric exclusivity until May 2004. In most European countries protection is not due to expire until 2005.

Imigran/Imitrex. The patents on the active ingredient sumatriptan are not due to expire until 2008 in the USA and 2006b in Europe, (2010c Italy).

Lamictal. The patents on the active ingredient lamotrigine are not due to expire until 2008a in the USA (2009 by virtue of paediatric exclusivity) and 2005b in Europe. GlaxoSmithKline has initiated legal action in the USA against a generic manufacturer that is attempting to launch its own version of the product prior to this patent expiry.

Levitrad . GlaxoSmithKline has co-promotion rights under the US patent on the active ingredient vardenafil which is not due to expire until 2018 in the USA.

Paxil/Seroxat. The patent protecting the commercial form of Paxil/Seroxat is not due to expire, in most major markets, until 2006. GlaxoSmithKline has initiated patent infringement litigation in the USA, Europe and several other markets against a number of generic manufacturers who are attempting to launch their own versions of the product prior to this patent expiry.

Retrovir. There are no patents on the active ingredient zidovudine. Patents covering pharmaceutical formulations containing zidovudine and their medical use are not due to expire until 2005 in the USA and 2006 in Europe.

Seretide/Advair. The patents on the specific combination of active ingredients salmeterol and fluticasone propionate are not due to expire until 2010 in the USA and 2013b in Europe. A patent challenge has been made to the combination patent in the UK.

Serevent. Patents on the active ingredient salmeterol xinafoate are not due to expire until 2005b in most of Europe (2008b in France and 2009c in Italy) and until 2008 in the USA.

Valtrex. The patents on the active ingredient valaciclovir are not due to expire until 2009a in the USA and 2009b in Europe.

Wellbutrin SR and Zyban. Patents on the basic active ingredient have expired. Various formulation patents protect the currently marketed SR (sustained release) formulations, the latest of which is not due to expire in the USA until 2013. These patents are under legal challenge in the US courts. In Europe, regulatory data exclusivity provides protection until at least 2005, and until 2009 in some countries.

Ziagen. The patents on the active ingredient abacavir are not due to expire until 2011a in the USA and 2014b in Europe.

Zofran. The patents on the active ingredient ondansetron are not due to expire until 2005 in the USA and 2005b in Europe, (2010c Italy). Patents on use in treating emesis expire in 2006. GlaxoSmithKline has initiated legal action under these patents against generic manufacturers in the USA.

Trade marks
All of GlaxoSmithKline’s pharmaceutical products are protected by registered trade marks in major markets. In general, the same mark is used for a product in each market around the world, but there may be local variations. For example in the USA the trade mark Paxil is used instead of Seroxat and Advair is used instead of Seretide.

Trade mark protection may generally be extended for as a long as the trade mark is used by renewing it when necessary. GlaxoSmithKline’s trade marks on pharmaceutical products generally assume an increasing importance when the patent for that product has expired in a particular country and generic versions of the product become available.

In the Consumer Healthcare business trade marks are particularly important, as the business is very brand orientated and many products do not have patent protection.

GlaxoSmithKline is routinely engaged in legal disputes in defence of intellectual property rights on many of its products (see Note 30 to the Financial statements, ‘Legal Proceedings’).

a	Including extension of term
b	Including extension of term by supplementary protection certificates
c	Including extension of term by national supplementary protection certificate, as notified following a recent change in Italian law but subject to legal challenges
d	a Registered Trademark of Bayer AG.

Back to Contents
24	GlaxoSmithKline Description of business

Information technology

Information technology (IT) plays three strategic roles in GlaxoSmithKline:

•	supporting key business processes at the local, regional, functional and global levels
•	enabling the transformation and extension of key business activities
•	facilitating collaboration and access to information on a global basis.

In addition to computer infrastructure, hardware and software, the IT organisation is responsible for voice and video technologies, monitoring business and technology trends that could have an IT impact on GlaxoSmithKline and preparing the Group for the risks associated with modern information technology.

Integrating business systems from the two legacy companies has remained a top priority for IT. This has been achieved while avoiding any significant disruption to critical business systems. The Group’s IT function has a strong focus on improving business processes and has adopted new, rapid and cost effective methods to do this.

Enhancing business performance
Virtually all GlaxoSmithKline’s major business processes rely heavily on the use of information technology. There are major programmes to capture at source key information in electronic form and make it available wherever required.

Improving the quality and potential value of the molecules that move from discovery to development is a key aim of R&D. IT has developed web based tools that provide scientists with the information they need on candidate medicines. In this way, early phase R&D teams can draw up shortlists of molecules for consideration as possible treatments for specific diseases faster than before and with more confidence in the qualities of the shortlist. Other areas in R&D where IT is playing an important role are high-throughput biology, laboratory automation, imaging, electronic data capture, document knowledge and clinical data management.

Work has continued to extend the Manufacturing Enterprise Resources Planning Solution to ensure that there are compliant systems with common processes in place. Standard transactions and middleware are being used to enable efficient movement across the supply chain whilst at the same time allowing for independent optimisation of commercial units at a regional or functional level as well as manufacturing.

The ability to consolidate critical operations reflects the growing availability and reliability of global data networks. Employees, such as US sales representatives, are benefiting from the ability to connect to systems via a virtual private network when away from the office.

Transforming and extending business activities
Insights gained from genomics and proteomics are transforming the way that disease targets are identified and validated. Information obtained from a variety of external sources needs to be integrated with internally generated information in a rapid and flexible manner that relies heavily on information technology support. The analysis of these databases also requires significant amounts of processing power, taking full advantage of advances in computer technology. New technological approaches, such as grid computing, whereby computers are linked to use their processing power more fully, are being investigated.

Access to information for regulatory agencies, clinical opinion leaders, healthcare professionals, patients and the public has been enhanced in a number of markets. Steps have been taken to reduce reliance on paper based processes for clinical trials and registration of new medicines through use of wireless, handheld technologies as well as the internet.

Collaborating and assessing information
The importance to GlaxoSmithKline of the internet and the internal intranet continues to grow. Internal websites allow information to be shared across the Group on a global basis and are supported by search engines analogous to those used externally on the internet. The ability to provide shared access to information has enabled the growing use of virtual teams, which work collaboratively, spanning multiple geographies and time zones. GlaxoSmithKline has adopted a strategy, which enables employees to choose and receive the information they most need.

GlaxoSmithKline project teams and departments are using their computers to collaborate effectively. A standard collaboration product suite is being deployed across the Group; included in this is a new specialist tool that permits information to be shared with external colleagues, securely and quickly.

As part of an overall internet technologies initiative, significant savings have been achieved, for example via global learning management. Information is exchanged electronically with a broad array of suppliers, customers and partners. Protection against unauthorised access to information assets and the growing risks posed by computer viruses is a major issue. This is being addressed through rigorous security management processes.

The telephone and video conferences that are a familiar aspect of business life are being complemented by computer-based collaborative working and screen-sharing tools that help teams respond to the practical challenges posed by operating in a global organisation. Enabling GlaxoSmithKline’s knowledge workers to be more productive is a key goal for IT. A standard desktop has been adopted globally, which will assist IT in supporting employees’ use of software more efficiently.

GlaxoSmithKline people

GlaxoSmithKline people are fundamental to the success of the business. Their skills and intellect are key components in the successful implementation of sound business strategy. This is the human capital that maximises the potential of the Group’s scientific, commercial and financial assets. The outcome of effective human resources policy is GlaxoSmithKline’s solid reputation as an international employer of choice.

To achieve this, the Group initiated Candidate Care – the commitment to seeking and acquiring the best employment candidates who reflect a diversity of background, experience and perspective and who can contribute most to the success of GlaxoSmithKline.

Performance and reward
The importance of people must translate into employment practices that demonstrate the value of each individual. Compensation and benefit packages (GlaxoSmithKline’s Total Reward) aim to be competitive and innovative and are either global or local in orientation, depending on what best drives business performance and rewards individual contribution.

Back to Contents
Description of business GlaxoSmithKline	25

Compensation philosophy and programme development underscore GlaxoSmithKline’s commitment to a performance culture. Performance based pay, both base and variable, share awards, share options, performance and development planning and evaluation contribute to retention of key talent, superior performance and accomplishment of business targets.

A commitment to flexible working through flexi-time, teleconferencing, remote working and flexible work schedules, recognises that employees work best in an environment that helps them integrate their work and personal lives.

Communication and involvement
An extensive programme of open, two-way communications stimulates employee engagement in GlaxoSmithKline’s strategy and day-to-day operations. This includes the publication of regular summary reports from Corporate Executive Team meetings, a Chief Executive Officer’s home page featuring presentations and a Q&A area, a Group-wide magazine, town hall meetings and video conferences. In 2002, there was a satellite broadcast involving 60 sites in 31 countries, and watched by an employee audience of around 30,000. Live video streaming and video on demand options are being developed as additional means of ensuring employees have access to the most senior levels of management, and as powerful tools for building culture and driving alignment across common goals.

Share ownership schemes encourage participation as owners of the business, increasing awareness of short and long term business objectives. Global and local employee opinion surveys allow employees the opportunity to express their views and perspectives on important Group issues.

Diversity
The GlaxoSmithKline Diversity Strategy focuses on creating an inclusive work environment. The approach aims to enhance employee innovation and productivity by valuing and drawing on the differing knowledge, perspectives, experiences and styles resident in the global community. The Corporate Executive Team leads the Diversity Initiative with its key objective: to create and implement diversity strategies that measurably improve employee attraction, development and retention. Tailored initiatives are in progress to embed inclusive behaviours into GlaxoSmithKline’s culture and practices.

GlaxoSmithKline is committed to employment policies free from discrimination against potential or existing staff on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability.

In particular GlaxoSmithKline is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support staff who become disabled while working for the Group.

Talent management and leadership development
Development planning is a key element in performance planning for all employees each year. Reviews are conducted in each business and function to ensure that a diverse talent pool is fully developed to meet future business needs, and that successors are identified for key positions.

Comprehensive leadership development opportunities are available to managers at all levels. These opportunities are targeted to help leaders to meet the challenges they face in a global organisation. They ensure leadership motivates and enables teams and individuals to do their best work. Development opportunities are innovative, based on peer interaction and idea exchange, and contribute to strategy deployment.

Human Resources services and information systems
GlaxoSmithKline’s human resource delivery strategy is designed to make the most of technology. Human Resources services and information are delivered through low cost, highly effective channels that make it easy for job candidates, employees, and retirees to access information about employment, compensation and benefits, policies and programmes. These include intuitive personalised web-based tools, available to employees in many locations.

Property, plant and equipment

GlaxoSmithKline has operating establishments in some 102 countries. The geographical spread of the Group‘s activities is indicated in Note 38 to the Financial statements, ‘Principal Group companies’. GlaxoSmithKline conducts research and development at more than 20 sites and manufactures product at more than 95 sites in 38 countries. Refer to ‘Research and development – Pharmaceuticals’ (page 14) and ‘Manufacture and supply’ (page 13).

GlaxoSmithKline has invested over £4 billion in its property, with a carrying value in the Financial statements of almost £3 billion, with a further £3.6 billion, at carrying value, invested in plant and equipment and assets in construction. In 2002, GlaxoSmithKline invested £1 billion in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2002, the Group had capital contractual commitments for future expenditure of some £382 million and in 2003 operating lease commitments of £168 million.

GlaxoSmithKline’s business is science-based, technology-intensive and highly regulated by governmental authorities. It allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. The research and development and manufacture of active pharmaceutical ingredients require the use of chemicals and hazardous materials. GlaxoSmithKline observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are referenced under ‘Responsibility for Environment, Health and Safety’ (page 26) and in Note 30 to the Financial statements, ‘Legal proceedings’. GlaxoSmithKline believes that its facilities are adequate for its current needs. The integration of Glaxo Wellcome and SmithKline Beecham operations has involved a series of announcements of rationalisation and potential disposal of a number of sites and properties. It is considered that there will be further changes.

Back to Contents
26	GlaxoSmithKline Description of business

The business and the community

Corporate and social responsibility

This year GlaxoSmithKline has again produced a separate report on social and environmental issues. This covers the issues that are of primary concern to stakeholders. These include medicines for the developing world, community investment, R&D, the environment and health and safety. While metrics for environmental performance have been reported for many years, during 2002 the Group developed indicators for other issues that will enable it to show progress in addressing these. The report is available from the Secretariat and on the website at www.gsk.com.

Responsibility for Environment, Health and Safety

Environment Health and Safety (EHS) is a key issue for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate group reporting to the General Counsel that has overall responsibility for providing governance and services on EHS issues. Within the operations, line managers are responsible for EHS and are supported by EHS and medical professionals.

Environment, Health and Safety management
GlaxoSmithKline takes a systematic approach to managing EHS risks and impacts. A framework of information and programmes based on a set of universal EHS Standards guides management of these issues throughout the organisation.

Environment, Health and Safety audits
As part of its governance responsibility, GlaxoSmithKline conducts EHS audits of its sites, contract manufacturers and key suppliers. The audit protocols developed and introduced during 2002 were derived from the EHS Standards. A new scoring system was tested during the year and will be fully implemented in 2003.

A pilot process has begun, with Global Manufacturing and Supply, to investigate obtaining Group wide certification to the international standards on EHS. This involves review by a third party registrar of GlaxoSmithKline’s EHS Standards and auditing procedures and completion of a number of certification audits of Group sites. The aim is for the registrar to gain confidence in the corporate auditing process as well as in the performance of representative sites against the international standards to proceed with a full certification based on a sample of sites. The remaining sites will be subject to audits by the third party registrar as part of obtaining certification.

In 2002, 21 sites were audited and seven follow-up reviews were performed. As part of the continuous improvement process, progress was monitored on actions arising from issues raised on audits. A web based tool to assist this process was developed and will be launched in 2003.

As part of the commitment to corporate social responsibility and the pro-active management of the GlaxoSmithKline manufacturing and supply base, 16 of the key contract manufacturers and suppliers were also assessed. This process evaluated the management of EHS risks and impacts based on the Group’s EHS requirements for contract manufacturers. Good performance was identified and recommendations were made where improvements were needed.

Objectives and targets
Objectives for 2002 focused on progressing toward full implementation of EHS management systems. These systems are meant to ensure on-going compliance with legislation and regulations as well as internal standards. Sites analysed how well their programmes met the requirements of the EHS Standards and then developed plans to achieve any requirements that are not currently met in full. Assistance from the corporate EHS group is provided in the form of information materials, an intranet system to support EHS programmes and an awards programme to encourage innovative solutions.

Targets for EHS improvements were set in 2001 that are to be accomplished over five years. The health and safety target is a reduction in lost time injury and illness rate by 15 per cent per year. Environmental targets include reductions in energy usage and associated greenhouse gas emissions, reductions in waste and wastewater disposed and increase in waste recycled.

Performance improvement measures
GlaxoSmithKline measures its impact on the health and safety of people who work at our sites and its impact on the environment. The measure of impact on people is the lost time injury and illness rate. This is the number of injuries and illnesses serious enough to result in lost time per 100,000 hours worked. The impacts on air, water and land are measured as metric tonnes of material emitted, waste disposed and the impact on natural resources is measured as cubic metres of water used and gigajoules of energy consumed.

GlaxoSmithKline selects its measures of performance improvement based on the risk. Risks are determined, in part, through evaluation of impacts. The impacts considered were those with the potential for adverse impact on people or the environment, business continuity or business reputation. Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking to develop and disseminate globally applicable sustainability reporting guidelines.

Product stewardship
GlaxoSmithKline has a global standard for product stewardship that establishes requirements for responsible and ethical management of EHS aspects of products throughout their life-cycles. Product stewardship provides a systematic way to identify product or process risks early, so that they may be mitigated and managed. Integrating product stewardship into business activities protects people and the environment, enhances compliance with local regulatory requirements and avoids interruption of product supply.

Environmental sustainability
The concept of sustainable development is central to the Group’s environmental programmes. Work has started towards eventual environmental sustainability by mitigating environmental impacts and looking at ways to improve production efficiency. The use of renewable raw materials and the overall balance of the consumption of resources with the generation of waste will be investigated in the future. The Group has a standard on sustainable development that defines the approach from discovery through manufacturing to sales. Environmental sustainability starts with R&D. As part of the support for R&D, a toolkit has been developed to assist in the selection of “green” chemistries and processes.

Back to Contents
Description of business GlaxoSmithKline	27

Access to healthcare in the developing world

Access to healthcare in developing countries presents a unique challenge to the global community. The problem, which is rooted in poverty, demands a significant mobilisation of resources, an unprecedented sense of urgency and a new spirit of partnership. It must be tackled as a shared responsibility by all sectors of global society. The Group does not have the mandate, expertise or resources to address the underlying problems that exist. However, GlaxoSmithKline is playing a vital role. There are three key areas in which it makes innovative, responsible and, above all, sustainable contributions to improving healthcare in the developing world:

•	investing in R&D that targets diseases which particularly affect the developing world
•	preferential pricing of its antiretrovirals (ARVs), anti-malarials and vaccines
•	and community investment activities and partnerships that foster effective health care.

R&D for diseases of the developing world
Continued investment in R&D into new drugs and vaccines for diseases that affect the developing world is essential to long-term improvement in the health of people in these regions, not least because of challenges such as the development of resistance to current treatments and poor patient adherence to complex treatment regimens.

The Group believes GlaxoSmithKline has the industry’s most extensive portfolio of products and R&D projects for diseases of the developing world, and that it is the only Group undertaking R&D into the prevention and treatment of all three of the World Health Organisation’s (WHO) priority diseases in the developing world -HIV/AIDS, tuberculosis and malaria. The Group currently has over 20 R&D projects and programmes of relevance to the developing world, ten of which are aimed at producing vaccines and medicines for diseases that disproportionally affect developing countries. GlaxoSmithKline is increasingly involved in public-private partnerships to enable a wider range of projects to be undertaken.

In addition to the R&D on HIV/AIDS, an R&D group dedicated to Diseases of the Developing World has been created to ensure a focus on these diseases. Projects are prioritised primarily on their socio-economic and public health benefits rather than on their commercial returns.

Preferential pricing arrangements
GlaxoSmithKline has offered its vaccines to public health programmes at significant discounts for over 20 years. The Group sets a single, sustainable, preferential price for each of its ARVs and anti-malarials to a wide range of customers in the Least Developed Countries and sub-Saharan Africa - a total of 63 countries. GlaxoSmithKline is committed to contributing to health improvements in a sustainable manner. Preferential prices for its ARVs and anti-malarials are therefore set at levels on which no profit is made, but that cover direct costs, so that supply can be sustained for as long as required. There has been notable progress in expanding access through preferential pricing. The Group has some 120 arrangements, covering 50 of the world’s poorest countries, to supply ARVs at preferential prices. Customers include governments, non-governmental organisations (NGOs), hospitals, academic institutions and private employers.

In 2002, evidence was uncovered that some of the company’s ARVs that had been sold to Africa at not-for-profit prices were being illegally re-imported into the European Union for sale at a higher price. The victims of this trade are HIV/AIDS patients in Africa and the only beneficiaries are the illegal importers. This diversion threatens GlaxoSmithKline’s ability to provide preferential prices to the developing world. The offer of not-for-profit prices requires a sustainable framework, combining the Group’s commitment to preferential pricing with commitments from others to put in place ways to prevent product diversion and to avoid price referencing against preferentially priced medicines.

GlaxoSmithKline has taken steps to address the problem and from a regulatory perspective, it is now able to supply 31 countries with Combivir in a special, tri-lingual ‘access’ pack to provide a barrier to diversion. However, this alone will not fully deter illegal traders who are experts in the repackaging of medicines. Stricter regulations and enforcement to counter this illegal trade will be required.

Success through partnership
During 2002, GlaxoSmithKline continued to engage with stakeholders working on improving access to healthcare in the developing world. The Group has a long history of supporting community investment programmes and has a wide range of partnerships to support delivery of better health and education to under-served communities around the world. The Group also consulted and worked with governments of both the developed and developing world, the United Nations, the WHO, NGOs and with the investment community and will continue constructive dialogue with organisations that share its aim of trying to improve access to healthcare in the developing world.

GlaxoSmithKline is making a vital contribution to improving healthcare in the developing world. The Group will continue with its efforts, improving its initiatives by applying lessons learned and looking for opportunities to do more. For example, in September 2002 the Group further reduced its preferential prices for ARVs by up to 33 per cent. It looks to other stakeholders also to go further and play their part through embracing partnership, showing political will and, above all, committing significant new funding. This is critical if an improvement in healthcare and quality of life across the developing world is to be achieved.

Global community partnerships

GlaxoSmithKline’s community investment in 2002 totalled £239 million of which £112 million was related to the Group’s patient assistance programmes in the USA. This was equivalent to 4.3 per cent of Group profit before tax. Many of the programmes are long-term commitments that help bring about sustainable change. The Group’s community investment activities are focused on health and education and include:

Patient assistance programmes
The patient assistance programmes provide access to GlaxoSmithKline’s medicines for the most needy US patients who do not have prescription drug insurance. In 2002, over 410,000 patients received medicines through the Group’s patient assistance programmes, at a value of $168 million.

Back to Contents
28	GlaxoSmithKline Description of business

Public health programmes

The Global Alliance to Eliminate Lymphatic Filariasis
GlaxoSmithKline is an active and involved member of the Global Alliance to Eliminate Lymphatic Filariasis (LF); a unique partnership which includes the WHO, the ministries of health in endemic countries, non-governmental organisations, community based organisations, academic institutions, international organisations and the private sector - all committed to eliminating one of the world’s most disabling diseases.

GlaxoSmithKline has committed as much of its anti-parasitic drug albendazole as is required to eliminate LF over the anticipated 20 year life of the programme. In 2002, the fourth year of the programme, 66 million tablets, worth £8.7 million at wholesale acquisition cost were donated to 31 countries. These numbers will expand as the programme extends to the one billion people at risk in 80 countries. In addition the Group gave grants to support the Global Alliance to Eliminate LF totalling £750,000.

Positive Action on HIV/AIDS
In 2002 Positive Action - the Group’s international programme of HIV education, care and community support – marked its tenth anniversary. Through the programme GlaxoSmithKline works in partnership with networks of people living with HIV/AIDS, community groups, international agencies, NGOs and governments to intensify community responses to HIV/AIDS.

During 2002 Positive Action supported 25 international programmes in 32 countries. Programmes included a grant of $250,000 over three years to the International Center for Research on Women, to investigate the underlying factors that cause HIV/AIDS-related stigma and discrimination and to develop interventions to minimise the barriers limiting access to healthcare. The project is being conducted in Ethiopia, Tanzania and Zambia.

Following consultation with the conference community committee, Positive Action contributed over £90,000 to support attendance and participation of community representatives from under-resourced regions at the 14th International AIDS Conference, held in Barcelona in July 2002.

African Malaria Partnership
In April 2002 GlaxoSmithKline launched the African Malaria Partnership to fund three behavioural development programmes in Africa to help combat a disease that kills more than a million people every year.

In November 2002, it was announced that three programmes had been selected to share grants totalling £1 million over three years. The programmes will benefit nearly two million people in seven countries.

Regional community initiatives

United Kingdom
GlaxoSmithKline made corporate contributions of £4.1 million to UK charities. More than 350 projects in science education and medical research, healthcare, the arts and the environment were funded. In addition GlaxoSmithKline companies in the UK provided a further £8.5 million for community investment purposes, giving a combined total of £12.6 million in support of projects in the UK.

Almost £500,000 in total was provided for medical research to The Foundation for the Study of Infant Deaths, Multiple Sclerosis Society, Action Research, Primary Immunodeficiency Association and The Stroke Association.

GlaxoSmithKline gave an unrestricted gift of £5 million to Imperial College London. The gift will be used to support biomedical research in an effort to identify and develop new treatments for disease.

The Group announced renewed support for science education by investing £1 million over four years in INSPIRE (INnovative Scheme for Post-docs in Research and Education), in partnership with the Department for Education and Skills, Imperial College London, and the Specialist Schools Trust.

Other 2002 education programmes included £100,000 for Science Across The World, an international educational programme encouraging communication and shared learning across different cultures, and sponsorship of The Royal Institution Christmas Lectures, which provide an opportunity for young people to learn from eminent scientists.

The International Impact Awards (UK) recognise excellence in the work of voluntary community healthcare organisations across the UK. This years’ ten winners each received an unrestricted award of £25,000. £100,000 was donated to the Royal National Institute for the Blind, in support of their new Low Vision Unit in London. The Group is also supporting the Shaw Trust’s Pain Management project in Wales with a donation of over £36,000.

The Group sponsored the exhibition ‘Art in the Making – Underdrawings in Renaissance Paintings’ at the National Gallery, London. It is supporting Earthwatch Institute’s environmental awards for primary school teachers for three years with a donation of £150,000.

Europe
Programmes in Europe in 2002 focused on children’s health with total funding of £1.1 million supporting a range of long-term programmes, including £335,000 for Zippy’s Friends; a programme run by Partnership for Children to teach coping skills to children in Denmark and Lithuania.

Barretstown Gang in Ireland and L’Envol in France, both of which provide therapeutic recreation for seriously ill children from across Europe, received £350,000 and £100,000, respectively.

Working with the charity HealthProm and the Azerbaijan Health Ministry, GlaxoSmithKline invested £92,000 in 2002 as part of a four year programme to benefit nearly 250,000 refugees in Azerbaijan with a new safe childbirth initiative.

North America
Programmes in North America focused on improving access to better healthcare. Funding of $13.1 million was allocated through the North America Community Partnerships team. A further $93.7 million was donated to regional community activities.

The SHARE Awards foster healthy ageing across cultures by recognising community-based programmes that meet the needs of older people from racially, ethnically and culturally diverse backgrounds. Over the past four years, GlaxoSmithKline’s grants of $6.5 million have supported SHARE awards for 51 organisations, enabling them to improve healthcare access and delivery.

The International Impact Awards (USA) acknowledge and reward excellence in the non-profit healthcare community, in the Greater Philadelphia area. Ten winners each received $40,000 as an unrestricted award.

Back to Contents
Description of business GlaxoSmithKline	29

GlaxoSmithKline gave unrestricted gifts of $10 million to the University of Pennsylvania and $5 million to Duke University. The gifts will be used to support their discovery research efforts to identify and develop new treatments for disease.

Science in the Summer is a library-based science education programme in the Philadelphia area offering hands-on courses taught by certified teachers. A GlaxoSmithKline grant of $400,000 to the American Association for the Advancement of Science supports this programme.

In North Carolina, Duke University Medical Center received a $250,000 grant over two years to expand their adult diabetes education programme’s outreach to minority and underserved populations.

With a $250,000 contribution over five years, the Rescue Missions Ministry will set up a GlaxoSmithKline educational scholarship endowment for formerly homeless people.

The University of North Carolina at Chapel Hill received $250,000 as part of an overall $1.25 million grant for a travelling science and technology bus to help improve science teaching and to encourage and advance the science careers of underserved and ethnic minority students.

International
GlaxoSmithKline’s International Community Partnerships programmes addressed health education and mobilisation, providing partnership funding of £1.1 million in 2002. Programmes included:

£320,000 to support its PHASE initiative (Personal Hygiene And Sanitation Education) in Kenya, Uganda, Nicaragua and Peru. PHASE targets school children and aims to reduce diarrhoea-related disease and death.

£100,000 as part of a three-year commitment to fund an HIV/AIDS clinic in the Masoyi tribal area of Mpumalanga, South Africa.

The Group extended its Rural Nursing Excellence programme in Thailand, which sponsors female high school graduates from rural areas to complete four-year nursing degrees. GlaxoSmithKline has donated another £100,000 to train a further 50 nurses.

In Ethiopia GlaxoSmithKline provided £100,000 for the Integrated Management of Childhood Illnesses (IMCI) in partnership with the WHO and UNICEF. The goal is to contribute to the global reduction of mortality and morbidity in children under the age of five from pneumonia, diarrhoea, malaria, measles and malnutrition.

In China, £100,000 of GlaxoSmithKline funding is supporting the development of a community-based HIV/AIDS programme in collaboration with the Red Cross Movement in China, British Red Cross and Australian Red Cross.

Product donations
GlaxoSmithKline donates essential products for humanitarian relief efforts. Donations are made at the request of governments and major charitable organisations and are generally manufactured specifically to meet these requests. NGOs complete a needs assessment and then order the product needed in their international communities. This ensures that the right product reaches the right person at the right time.

In 2002, the total value of the Group’s international product donations, excluding the lymphatic filariasis programme, was $23.4 million, at wholesale acquisition cost. This is GlaxoSmithKline’s wholesale list price, not including discounts and is a standard industry method of valuing product donations.

Employee involvement
GlaxoSmithKline employees are encouraged to contribute to their local communities through employee volunteering schemes. Support for this varies around the world but includes employee time, donations to charities where employees have completed voluntary work and a matching gifts programme. In 2002, in the USA, the Group matched more than 9,000 employee gifts, at a value of $3.1 million.

GlaxoSmithKline also matched contributions by employees to the United Way campaigns at a value of $1.6 million. This was further supplemented by GlaxoSmithKline’s three year grant of $555,000 to the United Way of Southeastern Pennsylvania which provides specific capacity building grants and creates more effective healthcare delivery at the United Way’s 91 member agencies.

GlaxoSmithKline’s Investment in Volunteer Excellence (GIVE) provided $500 grants to qualifying US non-profit organisations based on employee or partner volunteer time. The GIVE grants totalled $145,000 and reflect over 34,000 employee volunteer hours.

Foundations
The Group does not operate a single charitable foundation for its corporate programmes but has a number of country-based foundations including:

The GlaxoSmithKline France Foundation supports programmes to improve HIV/AIDS prevention education, training and care, primarily in Africa. As a result, over 200,000 people are expected to access care and support services by the end of 2005.

The North Carolina GlaxoSmithKline Foundation is an endowed, self-funding organisation which operates as a separate entity. The foundation publishes its own annual report, which is available on request, and uses its asset base to support math, science and health education in North Carolina. In 2002, this foundation made donations totalling $2.2 million. This figure is not included in the Group’s total community investment figure.

Back to Contents
30	GlaxoSmithKline

Back to Contents

GlaxoSmithKline	31

Corporate governance

This section discusses GlaxoSmithKline’s management structures and governance procedures.

32	The Board
33	Corporate Executive Team
34	Governance and policy
34	Dialogue with shareholders
35	Annual General Meeting
35	Accountability, audit and internal control framework
37	The Combined Code

Back to Contents

32	GlaxoSmithKline Corporate governance

The Board

The Directors listed below were appointed on 23rd May 2000 and have served since that date.

Sir Christopher Hoggbdfh (Aged 66)
Non-Executive Chairman. Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC and a member of the Supervisory Board of Air Liquide S.A. and Chairman of The Royal National Theatre.

Sir Roger Hurndhj (Aged 64)
Non-Executive Deputy Chairman. Sir Roger was appointed a Non-Executive Director of Glaxo Wellcome plc in 1996 and Deputy Chairman in 1997. He is a Non-Executive Director of Cazenove Group plc. He is also Chairman of the Court of Governors of Henley College.

Dr Jean-Pierre Garnierd (Aged 55)
Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.

John Coombed (Aged 57)
Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG, the UK Accounting Standards Board and the Code Committee of the UK Takeover Panel.

Paul Allairedi (Aged 64)
Non-Executive Director. Mr Allaire was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Non-Executive Director of Lucent Technologies Inc. and priceline.com Inc. He is Chairman of The Ford Foundation.

Dr Michèle Barzachdf j (Aged 59)
Non-Executive Director. Dr Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is a member of the International Cooperation High Council, Chairman of the Board of Equilibres et Populations and Director of the Board of Project Hope. International consultant in health strategy, she was formerly French Minister of Health and Family.

Sir Peter Jobbdj (Aged 61)
Non-Executive Director. Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc, Instinet Group Inc. and Multex.com Inc. He is also a member of the Supervisory Boards of Deutsche Bank AG and Bertelsmann AG.

John McArthurdhj (Aged 68)
Non-Executive Director. Mr McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of BCE Inc., BCE Emergis Inc., Cabot Corporation, HCA Corporation, Koc Holdings A.S., Rohm and Haas Company, Telsat Canada and The AES Corporation. He is also Senior Advisor to the President of the World Bank.

Donald McHenry (Aged 66)
Non-Executive Director. Mr McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Distinguished Professor in the Practice of Diplomacy at the School of Foreign Service at Georgetown University and President of the IRC Group, LLC. His other Non-Executive directorships include The Coca-Cola Company, FleetBoston Financial Corporation, International Paper Company and AT&T Corporation. He previously served as Ambassador and US Permanent Representative to the United Nations.

Sir Ian Prosserbdg (Aged 59)
Non-Executive Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Executive Chairman of Six Continents PLC and the World Travel & Tourism Council and Non-Executive Deputy Chairman of BP plc. He is a member of the CBI President’s Committee.

Dr Ronaldo Schmitzad (Aged 64)
Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapirodf (Aged 62)
Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine. She holds a PhD in molecular biology from Albert Einstein College of Medicine.

Membership of Board committees is indicated by the following symbols:

	Chairman	Member

Audit	a	b
Corporate Administration	–	d
& Transactions
Corporate Social Responsibility	e	f
Financial Results	–	d
Nominations	g	h
Remuneration	i	j

Details of the terms of reference of the Board Committees may be found on page 34.

Other Directors
Sir Richard Sykes, Non-Executive Chairman, Sir Peter Walters, Non-Executive Deputy Chairman and Mr John Young, Non-Executive Director, all retired from the Board on 20th May 2002.

Back to Contents

Corporate governance GlaxoSmithKline	33

Corporate Executive Team (CET)

JP Garnier
Chief Executive Officer
As Chief Executive Officer, Dr Garnier is the link between the Board and staff, and oversees all operational aspects including establishing policies, objectives and initiatives, and directing long-term strategy. Dr Garnier was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy
Senior Vice President and General Counsel
Mr Bondy is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995 as Senior Counsel.

Ford Calhoun
Chief Information Officer
Dr Calhoun is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, Dr Calhoun joined Smith Kline & French in 1984.

John Coombe
Chief Financial Officer
As head of the finance function, Mr Coombe is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.

Dan Phelan
Senior Vice President Human Resources
Mr Phelan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He joined Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.

Howard Pien
President
Pharmaceuticals International
Mr Pien leads the pharmaceutical operations outside the USA and most of Europe, covering more than 100 countries that account for over 82 per cent of the world’s population. He joined SmithKline Beecham in 1991 and in 1998 was appointed President, Pharmaceuticals.

David Pulman
President
Global Manufacturing & Supply
Appointed to the post in December 2002, Dr Pulman is responsible for the global manufacturing and supply chain network. He joined Glaxo in 1978 and prior to his most recent posting was responsible for the North American supply network, manufacturing strategy and logistics.

David Stout
President
Pharmaceutical Operations
Mr Stout was President of US Pharmaceuticals until he was appointed to his current position in January 2003. He is responsible for the global pharmaceuticals business as well as the global vaccines business. He joined SmithKline Beecham in 1996 as head of its US Sales and Marketing function, and in 1998 became President, Pharmaceuticals, North America.

Chris Viehbacher
President
US Pharmaceuticals
Responsible for European pharmaceuticals operations until the end of 2002, Mr Viehbacher took over the US pharmaceuticals operations in January 2003. He joined Wellcome in 1988 and became Director, Continental Europe, at Glaxo Wellcome in 1999.

Andrew Witty
President
Pharmaceuticals Europe
Mr Witty is responsible for the Group’s pharmaceuticals operations in Europe, a post he took up in January 2003 when he was appointed to the CET. Mr Witty joined Glaxo in 1985 and at GlaxoSmithKline was Senior Vice President, Asia Pacific, until his current post.

Tachi Yamada
Chairman
Research & Development
Dr Yamada leads the Group’s complex business of drug discovery and development - creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D, Pharmaceuticals in 1999.

Jennie Younger
Senior Vice President
Corporate Communications & Community Partnerships
Mrs Younger is responsible for the Group’s internal and external communications, its image and partnerships with communities of the world. She joined Glaxo Wellcome in 1996 as Director of Investor Relations.

Jack Ziegler
President
Consumer Healthcare
Mr Ziegler is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Other members
Dr Palmer and Mr Tyson left the Group on 1st December 2002 to pursue other roles in the pharmaceutical industry. Mr Ingram retired on 31st December 2002, but will continue to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and will attend CET meetings in that capacity.

Back to Contents

34	GlaxoSmithKline Corporate governance

Governance and policy

The Board and Executive
The Directors are listed under ‘The Board’ (page 32).

The Board of GlaxoSmithKline plc is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance.

The Board comprises Executive and Non-Executive Directors. The role of Non-Executive Directors is to bring independent judgement to Board deliberations and decisions. The Board considers each of the Non-Executive Directors to be independent.

Sir Christopher Hogg was appointed Non-Executive Chairman following the retirement of Sir Richard Sykes on 20th May 2002, and Dr Jean-Pierre Garnier is Chief Executive Officer. Sir Roger Hurn is Non-Executive Deputy Chairman and Senior Independent Director.

Board process
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice. There is an agreed procedure to enable them to do so.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board committees
The Board has established the following Committees each of which has its own written terms of reference:

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to the shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of Non-Executive Directors. It meets at least four times a year with the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the General Counsel, the heads of global internal audit and corporate compliance, and representatives of the external auditors in attendance.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report on Form 20-F and Annual Review and the convening of the Annual General Meeting together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. It meets as necessary.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and Corporate Executives and with the assistance of external independent advisors it evaluates and makes recommendations to the Board on the remuneration of Non-Executive Directors.

The Committee consists entirely of Non-Executive Directors. It meets four times a year and otherwise as necessary. The Chairman and CEO attend the meetings except when their own remuneration is being considered. The Senior Vice President, Human Resources also attends each meeting.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of Corporate Executives and new Board members and makes recommendations to the Board as appropriate. The Committee will also review the management’s succession plan to ensure its adequacy. The Committee consists entirely of Non-Executive Directors and meets at least once a year to consider succession planning and otherwise as necessary.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and of certain corporate transactions. The Committee consists of the Directors, Corporate Executive Team members and the Company Secretary. The Committee meets as necessary.

Corporate Social Responsibility Committee
The Corporate Social Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for annual governance oversight of the Group’s worldwide donations and community support. The Committee meets formally twice a year and has further meetings and consultations as required.

Corporate Executive Team
The executive management of the Group is the responsibility of the CEO and other senior managers, who form the Corporate Executive Team (CET) which meets 11 times per year. The members and their responsibilities are listed under 'Corporate Executive Team' (page 33).

Remuneration of Directors
Information on the remuneration of Directors is given in the Remuneration report on pages 39 to 50.

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The CEO and CFO give presentations on the final year end results to institutional investors, analysts and the media in London and in New York. In addition, there are teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. These presentations may also be accessed via the www.gsk.com website.

Back to Contents
Corporate governance GlaxoSmithKline	35

The Annual General Meeting takes place in London and formal notification is sent to shareholders at least one month in advance. At the Meeting a business presentation is made to shareholders and all Directors able to attend are available, formally during the Meeting, and informally afterwards, for questions. Details of the 2003 Annual General Meeting are set out in the section 'Annual General Meeting'.

The CEO and CFO maintain a dialogue with institutional shareholders on plans and objectives through a programme of regular meetings. They both speak regularly at external conferences and presentations.

The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.

The website, www.gsk.com, gives access to current financial and business information about the Group.

Share buy-back programme
In October 2002, following the completion of the £4 billion share buy-back programme announced in 2001, the company announced plans for a new £4 billion share buy-back programme.

The programme covers purchases by the company of shares for cancellation, in accordance with the authority given by shareholders at the Annual General Meetings in 2001 and 2002.

In total £2.2 billion was spent during 2002. In May 2002 the company was authorised to purchase a maximum of 617 million shares (623 million shares in May 2001) and 156 million shares were purchased for cancellation during 2002; details are given in Note 27 to the Financial statements, ‘Share capital and share premium account’. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Donations to Political Organisations and EU Political Expenditure
At the Annual General Meetings in May 2001 and 2002, shareholders authorised the company to make donations to EU Political Organisations and to incur EU Political Expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. The Group made donations to non-EU Political Organisations totalling £554,000 during 2002. No donations were made to EU Political Organisations.

Annual General Meeting
The Annual General Meeting will be held at 2.30pm on Monday, 19th May 2003 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Directors
Sir Christopher Hogg, Dr Garnier, Sir Roger Hurn, Mr Coombe, Sir Peter Job, Mr McArthur, Mr McHenry, Sir Ian Prosser, Dr Schmitz and Dr Shapiro will each retire and offer themselves for re-election to the Board under article 93 of the company's Articles of Association. Biographical details for each of them are given under 'The Board' (page 32).

Remuneration report
The Remuneration report on pages 39 to 50 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration including those required by the Companies Act 1985, Schedule 7A, of the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration report.

Auditors
Following the transfer of PricewaterhouseCoopers’ business into a limited liability partnership, PricewaterhouseCoopers LLP, on 1st January 2003, PricewaterhouseCoopers resigned as auditors of the company. The Audit Committee proposed, and the Board subsequently appointed, PricewaterhouseCoopers LLP as auditors of the company to fill the casual vacancy created by the resignation.

Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

Special business
The company will seek to renew its authority to:

•	make donations to EU Political Organisations and incur EU Political Expenditure
•	give the Directors authority to dis-apply pre-emption rights when allotting new shares in certain circumstances up to a maximum of five per cent of the current issued share capital
•	obtain authority to purchase its own Ordinary Shares up to a maximum of just under ten per cent of the current issued share capital.

Accountability, audit and internal control framework
The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GlaxoSmithKline is as follows:

Audit Committee and the Board
The Audit Committee of the Board has responsibility for reviewing, on behalf of the Board, the effectiveness of the system of internal control, management of risks, the external and internal audit process, and the process for monitoring compliance with laws, regulations, and ethical codes of practice. An internal control framework has been in operation for the whole of the year under review and continues to operate up to the date of approval of this report.

The Audit Committee receives regular reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of controls. Such controls may mitigate but cannot eliminate risks. In addition, there are areas of the Group’s business where it is necessary to take risks to achieve a satisfactory return for shareholders. In these cases it is the company’s objective to apply its expertise in the prudent management rather than elimination of risk. The Directors’ review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments.

Back to Contents
36	GlaxoSmithKline Corporate governance

Having considered the Audit Committee reports on the effectiveness of controls, the Board believes that the system of internal controls provides reasonable although not absolute assurance against material misstatement or loss. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

The Audit Committee also keeps under review the scope and results of the external audit and the independence and objectivity of the external auditors. The Committee reviewed the nature and extent of non-audit services the external auditors provided during 2002 to ensure that the services were not so significant as to call into question the auditors’ independence from the Group. With effect from 1st January 2003 the Committee will pre-approve all non-audit services to be provided by the external auditors.

The Corporate Social Responsibility Committee of the Board reviews, amongst other matters, external issues that have the potential for serious impact upon the Group’s business and reputation and as such forms part of the internal control framework.

Management structure
The Board has overall responsibility for ensuring that the Group is appropriately managed and achieves the strategic objectives agreed by the Board. To enable it to exercise this responsibility, the Board requires from management information concerning the business, including relevant information on risk exposures, internal controls and external developments. The CEO reports to the Board and is responsible for the management of the Group. To assist him in this task, the CEO has established the CET, which is not a Committee of the Board. Key functional activities and management sectors are represented on the CET.

The internal control framework includes central direction, resource allocation, and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems, and financial practice. As part of this framework there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly during the year. Extensive financial controls, procedures, self-assessment exercises and risk mitigation activities are reviewed by the Group’s internal auditors. Commercial and financial responsibility, however, is clearly delegated to local business units, supported by a regional management structure. These principles are designed to provide an environment of central leadership coupled with local operating autonomy as the framework for the exercise of accountability and control within the Group.

The Group also attaches importance to clear principles and procedures designed to achieve appropriate accountability and control. A corporate policy, ‘Risk Management and Legal Compliance’, mandates that business units establish processes for managing risks significant to their businesses and the Group. In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance groups (for example Corporate Environment, Health and Safety and Worldwide Regulatory Compliance) assist in the dissemination and implementation of and carry out audits of these standards.

Risk Oversight and Compliance Council (ROCC)
The ROCC is a council of senior executives authorised by the Board to oversee the risk management and internal control activities of the Group and to ensure that business units have designated managers to manage significant risks. Membership comprises several members of the CET and the heads of departments with internal control, risk management, audit, or compliance responsibilities. The ROCC’s responsibilities also include ensuring that regular analysis is carried out to identify gaps in internal controls and providing reports to the CET and Audit Committee in addition to the separate reports provided by individual internal control, audit, and compliance departments. A direct reporting line to the Audit Committee provides a mechanism for bypassing the executive management if irregularities are ever identified.

The internal control framework relies on the ROCC, as well as sector and other business unit Risk Management and Compliance Boards (RMCBs), to help identify risks and to provide guidance to the risk management and compliance initiatives at the corporate and business unit levels. The ROCC meets regularly to review and assess significant risks and mitigation plans directed against those risks. The ROCC has developed the corporate policy referred to above and provided the business units with a framework for risk management and for reporting risks to management and the ROCC. Mitigation planning and identification of a manager with overall responsibility for management of any given risk is a requirement. While the ROCC oversees many of the risks deemed significant to GlaxoSmithKline, each RMCB oversees risks important to its business or function, thus increasing the number of risks that are actively managed across the Group. The ROCC is supported by the Corporate Ethics & Compliance department.

Corporate Ethics & Compliance
The Corporate Ethics & Compliance department is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy. The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct and non-compliance with law or regulation by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels, and effective compliance systems. Compliance officers support the Group’s main operating sectors of R&D, Manufacturing, Pharmaceuticals, and Consumer Healthcare. The Corporate Compliance Officer chairs the ROCC, coordinates some of the risk management activities among the various compliance and audit functions across the Group, and provides summary reports on the ROCC’s activities and the Group’s significant risks to the Audit Committee on a regular basis.

Areas of potentially significant risks
Areas of potentially significant risk that are subject to regular reporting to and by the ROCC include the following. Further details of the risks affecting the Group may be found in Note 30 to the Financial statements, ‘Legal proceedings’ and in ‘Risk factors’ on pages 64 and 65.

Human resources
The legal requirements regarding discrimination and harassment, the integrity of the workforce, including pre-employment screening, and the control and use of contractors and temporary staff are risks inherent in a Group with over 100,000 employees.

Back to Contents
Corporate governance GlaxoSmithKline	37

Research and development
Safety of marketed products is a potentially significant risk and a matter of great concern to GlaxoSmithKline, as is the conduct of laboratory and clinical practices in R&D. These must be in accordance with applicable laws and regulations as well as with corporate standards that may exceed such requirements. All pharmaceutical products bring with them benefits and risks, including potential side effects. Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. In spite of these efforts, when drugs are introduced into the marketplace, unanticipated side effects may become evident. The Group views the use of animals and human tissue in the testing required to develop new products as another risk.

Marketing and sales
The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The Group’s policy is to conduct marketing in accordance with applicable laws and regulations as well as with corporate standards that may exceed such requirements. Any failure to observe applicable marketing codes, rules regarding government pricing, management of samples, and legal restrictions on sale and marketing practices may create significant risks to the commercial sectors and the Group. Failure to comply may result in legal proceedings.

Legal and intellectual property
Product liability, intellectual property, antitrust and government investigations, and related private litigation are potential risks to GlaxoSmithKline, and the Group is involved in various legal and administrative proceedings in these areas. The outcome of these proceedings cannot be predicted with any level of certainty.

There is also a potential risk that third parties may allege that the marketing of the Group’s own products will infringe the intellectual property rights of those third parties.

Finance
There are potential risks surrounding the Group’s ability to forecast the future and thus uncertainty about its ability to meet financial targets set out in its budgeting process. The Group invests in new products and ventures based on assumptions about the success of those efforts that may prove to be inaccurate. In addition, there are potential risks around the Group’s treasury operations including tax liabilities, transfer pricing, and the possibility of trading losses and counterparty fraud. Compliance with evolving financial disclosures and other legal reporting requirements constitute risks. The Group’s pension liabilities represent a further area of potential risk. Further discussion may be found in Note 33 to the Financial statements, ‘Employee costs’.

Manufacturing
Maintaining supply of key GlaxoSmithKline products is a potentially significant risk. The Group’s policy is to take reasonable measures to ensure uninterrupted supply of product, including manufacturing in accordance with applicable laws and regulations as well as with corporate standards that may exceed such requirements. The Group takes efforts to minimise the single sourcing of key products. Rationalising the supply chain and balancing manufacturing capacity present other risks that could potentially disrupt the supply of important products.

Information technology
Protecting information technology assets is an increasing risk as businesses extend networks, systems and data to third parties, and as dependency on the Internet for communications increases. Ensuring proper systems validation and electronic records and signatures are key regulatory issues and matters of potential risk for the Group. Web systems accessible to the public must comply with legal and regulatory requirements and represent potential risks. Other potential risks include use of personally identifiable information, electronic record retention, outsourced business applications, and susceptibility to viruses and outside incursions. With much of the Group’s business dependent upon electronic means, disaster recovery also poses a potential risk.

Security, environment and safety
Threats to the security and well being of our employees, property and the environment present significant risks for which appropriate safeguards and precautions are continually reviewed and upgraded. Employee injury, changes in health due to occupational conditions and plant management and the potential impact of plants on the environment are potential risks the Group addresses through a process that sets targets and provides guidance on how results may be achieved.

The Combined Code

The company seeks to uphold, and to report on compliance with, best practice in corporate governance. The Board is reviewing the recommendations from Derek Higgs’ ‘Review of the role and effectiveness of non-executive directors’ and Sir Robert Smith’s Report on ‘Audit Committees, Combined Code Guidance’ and intends to ensure that the Group will continue to comply with the Listing Rule requirement in relation to ‘The Combined Code – Principles of Good Governance and Code of Best Practice’ (the Combined Code) which is issued by the UK Listing Authority. The Combined Code comprises recommendations as to best practice in terms of the control and reporting functions of the board of a company. The Combined Code sets out principles under the headings of:

•	directors
•	directors’ remuneration
•	relations with shareholders
•	accountability and audit and prescribes more detailed provisions in respect of each principle.

Specifically the provisions require directors to report in the Annual Report on:

•	directors’ remuneration
•	directors’ responsibility for the Financial statements
•	going concern
•	internal control.

Compliance
The Directors’ report on compliance with the Combined Code and other corporate governance requirements, and their reports in accordance with the provisions of the Combined Code, are set out under ‘Directors’ statements of responsibility’ (page 74).

Back to Contents
38	GlaxoSmithKline Corporate governance

The Sarbanes-Oxley Act 2002

Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act 2002 (Sarbanes-Oxley) which took effect on 30th July 2002. Sarbanes-Oxley establishes new or enhanced standards for corporate accountability in the USA. A number of provisions of Sarbanes-Oxley apply to GlaxoSmithKline because the company is quoted on the New York Stock Exchange in the form of ADSs. Although the company’s corporate governance structure is believed to be robust and in line with best practice, certain changes were necessary to ensure compliance with Sarbanes-Oxley.

As recommended by the Securities and Exchange Commission (SEC), GlaxoSmithKline has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance and public and investor relations. It has responsibility for considering the materiality of information and on a timely basis, determination of the disclosure and treatment of material information. The Committee also has responsibility for the timely filing of reports with the SEC and the formal review of the contents of GlaxoSmithKline’s Annual Report on Form 20-F.

CEO/CFO Certifications
Sarbanes-Oxley has introduced a requirement that the CEO and the CFO must complete formal certifications, which require confirmation that:
•	they have reviewed the Annual Report on Form 20-F
•	it contains no material misstatements or omissions
•	the Financial statements and other financial information fairly presents, in all material aspects, the financial condition, results of operations and cashflows for the period under the report
•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure material information is made known to them and that they have evaluated the effectiveness of these controls and procedures within the past 90 days, the results of such evaluation being contained in the report
•	they have disclosed to the auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal controls and any fraud (regardless of materiality) involving persons that have a significant role in the internal controls of GlaxoSmithKline
•	they have indicated in the report whether there were any significant changes in internal controls including any corrective actions.

The CEO and CFO have completed these certifications which will be filed with the SEC in the USA as part of the Group’s Form 20-F.

Evaluation of disclosure controls and procedures
Within the 90 days prior to the date of this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Group’s evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

Related party transactions

GlaxoSmithKline held a 23 per cent interest in Quest Diagnostics Inc. throughout 2002. This holding was reduced to 21 per cent in February 2003 following Quest’s acquisition of Unilab Corporation. In December 2002 GlaxoSmithKline and Quest amended the terms of their Global Trials Agreement, which is a long-term contractual relationship under which Quest is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide.

In February 2002, Mr Ingram, then a member of the CET, purchased a portion of land being part of a residential property owned by the Group that was adjacent to Mr Ingram’s own residence. The total sale price was $16,500 based on an independent valuation of the land. The Group subsequently determined that retention of the residential property no longer served its business needs and listed the property for sale. An independent valuation of the property on 3rd June 2002 valued it at $1,050,000 and the property was offered for sale through an estate agent. Mr Ingram made the highest offer for the property and purchased it from the Group for total consideration of $1,070,000.

Documents on display

Documents referred to in this Annual Report are available for inspection at the Registered Office of the company.

Back to Contents
GlaxoSmithKline	39

Remuneration report

The Remuneration report sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration including those required by schedule 7A to the Companies Act 1985, The Directors’ Remuneration Report Regulations 2002 (the Regulations). In accordance with the Regulations, the following sections of the Remuneration report are subject to audit: Annual remuneration; Non-Executive Directors’ share arrangements; Share options; Incentive plans and Pensions. The remaining sections are not subject to audit.

40	Remuneration introduction This describes the processes, policies and programmes which were in effect in 2002.

46	Directors’ remuneration 2002 This sets out the remuneration earned in 2002 by Directors of GlaxoSmithKline, together with their interests in share options and share incentive plans.

50	Directors and Senior Management
This sets out the interests of Directors of GlaxoSmithKline in shares of GlaxoSmithKline plc and in contracts. Information is also provided on the aggregate remuneration and interests of Directors and Senior Management of GlaxoSmithKline.

Back to Contents
40	GlaxoSmithKline Remuneration report

2002 Directors’ remuneration report

This report is submitted to shareholders by the Board for approval at the Annual General Meeting, as referenced in the Chairman’s letter and notice of Annual General Meeting, which has been sent to all shareholders.

This report describes the background to and outlines the Group’s remuneration policy. It also gives required information about the earnings of Directors and senior management in 2002, as well as about Directors’ interests in the shares of GlaxoSmithKline and in contracts.

References to GlaxoSmithKline shares and ADSs mean, respectively, Ordinary Shares of GlaxoSmithKline plc of 25p and American Depositary shares of GlaxoSmithKline plc. Each ADS represents two GlaxoSmithKline shares.

The Remuneration Committee
In reviewing governance arrangements, the Board decided during the year to separate the roles of the former Remuneration and Nominations (R&N) Committee in order to give a separate individual Board focus to both functions. Accordingly a Remuneration Committee, with terms of reference revised to take into account latest governance standards, assumed the remuneration responsibilities of the previous R&N Committee in October 2002. The members of the Remuneration Committee, and previously the R&N Committee, are and have been at all times when the matters relating to the directors’ remuneration for 2002 have been considered: Mr Allaire (Chairman), Dr Barzach, Sir Roger Hurn, Mr McArthur, Mr McHenry and Mr Young until his retirement. Mr Allaire succeeded Mr Young as chairman of the R&N Committee on 20th May 2002. Sir Peter Job was appointed a member of the Committee on 7th February 2003. The Chairman and the Chief Executive Officer (CEO) are invited to attend the Committee’s meetings except when their own remuneration is being considered. The Board will review the current terms of reference of all its committees in the light of the Higgs’ Review of the role and effectiveness of non-executive directors and consequent changes to the Combined Code. Any material changes to the Remuneration Committee’s terms of reference will be reported in next year’s report.

Remit of the Remuneration Committee
The Remuneration Committee considers and regularly reviews the Group’s policy on Executive remuneration for approval by the Board and determines the individual remuneration packages of the members of the Corporate Executive Team.

The policy set by the Remuneration Committee shapes remuneration at other levels within the Group affecting the arrangements for the management population as a whole (approximately 11,000 individuals, representing over 10 per cent of the employee population).

Towers Perrin, a leading firm of remuneration and benefits consultants, provides strategic advice to GlaxoSmithKline on general remuneration and benefits planning and also provides market data. Towers Perrin also advises the Remuneration Committee, under a separate mandate, with regard to the remuneration of senior executive management and the Non-Executive Directors. Changes to the remuneration of the Non-Executive Directors are determined by the GlaxoSmithKline Board itself on advice from the Remuneration Committee.

In 2003, the Remuneration Committee engaged Deloitte & Touche to conduct an additional independent review of GlaxoSmithKline’s current remuneration policy, including its competitiveness, and to advise the Committee as to the shaping and development of future remuneration policy in the context of GlaxoSmithKline’s corporate base in the UK and the competitive needs of the business from a global point of view.

Background
GlaxoSmithKline is one of the world’s leading research-based pharmaceutical and healthcare companies. As such, it has to be global in outlook and operations. The Group employs over 100,000 people in over 100 countries. Over 90 per cent of its sales are generated outside the UK.

The USA is the largest pharmaceutical market in the world and is fundamental to GlaxoSmithKline’s success and profitability. More than 50 per cent of its pharmaceutical sales are in the USA. The Chief Executive Officer is based there, along with another eight of the thirteen person Corporate Executive Team (CET). The CET has considerable global experience with over half the group having worked outside their home country.

The quality and motivation of management matter enormously in a very large and complex company like GlaxoSmithKline. A considerable corporate effort is required to recruit, develop and motivate talented people, and to ensure that managers at each level have the necessary breadth of experience, knowledge and leadership skills.

The pharmaceutical industry is international and highly specialised. It is characterised by a handful of global companies which compete as intensely for talent as they do for business. The industry’s top managers and scientists are very much in demand, widely known in the industry and are internationally and corporately mobile. The way all managers and scientists in GlaxoSmithKline are rewarded and developed therefore has to be industry-competitive. It is crucial to their retention and effectiveness. Key market data with regard to remuneration for senior management, science based positions and sales is provided by a survey which covers the following group of global pharmaceutical companies (the ‘competitor panel’):

		Market Cap
Constituents of the Competitor Panel	Location	31.12.02 £m

Abbott Laboratories	USA	38,816
AstraZeneca	UK	38,154
Aventis	France	26,941
Bristol-Myers Squibb	USA	27,854
Eli Lilly	USA	44,313
Johnson & Johnson	USA	99,105
Merck	USA	79,103
Novartis	Switzerland	65,390
Pfizer	USA	117,011
Pharmacia	USA	33,499
Roche	Switzerland	30,409
Schering-Plough	USA	20,221
Wyeth	USA	30,796

At 31st December 2002 the market capitalisation of GlaxoSmithKline was £71,809 million, compared to the average market capitalisation of the group of £51,673 million.

Back to Contents
Remuneration report GlaxoSmithKline	41

The majority of the competitor panel are US based companies which operate globally. These companies are competing for the same talent and any perceived shortfall in GlaxoSmithKline’s competitive position could lead to a loss of key talent.

GlaxoSmithKline’s remuneration policy was set out at the time of the merger, endorsed by shareholders then, and has made a major contribution to the success of the merger.

Remuneration policy
GlaxoSmithKline’s remuneration policy is to pay at industry competitive levels with a heavy emphasis on pay for performance and ‘at risk’ remuneration. The policy is designed to:

•	focus on long-term sustained success
•	focus on shareholder value through a strong emphasis on share plans
•	set high levels of minimum achievement
•	ensure integrated performance assessment throughout the management team to deliver concerted action towards success
•	provide opportunities to earn globally competitive rewards, but only if performance is delivered.

The Remuneration Committee believe that both individual and team performance are directly linked to organisational success and are, therefore, critical to GlaxoSmithKline’s future.

Global job evaluation for management level employees is monitored centrally to ensure consistency and the interlinking of performance objectives from top to bottom of the management chain and throughout the Group.

GlaxoSmithKline’s Executive remuneration consists of four components:

•	Salary
•	Performance bonus
•	Long-term incentives
•	Benefits

The relative importance of the fixed and variable elements of pay for the Executive Directors is illustrated in the table below:

Fixed	Performance-related

	Short-term incentives	Long-term incentives

Base pay	Performance bonus	Share option plan	Performance share plan

Measures

	Operating financial measures Performance against individual objectives	EPS growth of 9 percentage points greater than Retail Prices Index (RPI) over 3 years	TSR vs FTSE 100 EPS growth of 9 percentage points greater than RPI over 3 years

15-25%		75-85%

These components are subject to regular review to make sure that remuneration remains competitive and challenging. The following sections provide greater detail on the performance conditions above.

In relating total remuneration opportunity to that available for comparable roles within the competitor panel, the Committee’s policy is to provide the opportunity to earn total remuneration within a range targeted between the median and 65th percentile of that available among those comparable roles. These opportunities only crystallise where individual, team and corporate performance have met strategic, financial and related business objectives. To provide appropriate incentives for exceptional performance, the Committee’s policy is to provide market referenced opportunities beyond this for truly outstanding performance.

However, the Committee is aware that current levels of long term incentives do not deliver this policy. Independent market data demonstrates that GlaxoSmithKline’s top management remuneration is currently uncompetitive with regard to long-term incentives. As a result their total remuneration opportunity for 2002 was well below the industry median.

The Remuneration Committee will continue to monitor closely the quantum and trend of the competitor panel’s awards and will consider what should be done in the best interests of the company and its shareholders.

Salary
Base salaries are established by reference to the median for the relevant market (in most cases this is the competitor panel) and will vary based on an executive’s experience, responsibility and market value. Adjustments to base salaries following appointment to a position are based on performance. Salaries are typically reviewed on an annual basis.

Performance bonus
This is based on a formal review of annual performance by business teams against demanding financial targets and on detailed assessment of individual accomplishments against objectives. Bonuses are subject to upper limits, derived from practice across the competitor panel. The highest of these limits is 200 per cent of base salary. On target business performance brings total annual cash remuneration into line with the competitor panel. Annual cash remuneration rises if the target performance is exceeded, but falls well below the level of competitors if these targets are not achieved. Executives may invest their bonus in GlaxoSmithKline shares, in which case the bonus is enhanced by ten per cent but the shares must be held for a minimum of three years.

Long-term incentives
These comprise share options and participation in a Performance Share Plan that links reward to shareholder value over the long and medium term respectively.

Performance conditions over the relevant measurement periods for the different plans were designed to provide a competitive remuneration package that, as a whole, focuses Executive Directors on meeting the Group’s business objectives.

The design of plans is reviewed to ensure that they evolve to meet the needs of a changing competitive environment, both in terms of maintaining the competitive position in the global market and ensuring a focus on current business issues.

Back to Contents
42	GlaxoSmithKline Remuneration report

Share options
Share options allow the holder to buy shares at a future date at a price determined by reference to the open market price of shares at the time of grant. Share options are granted to more than 11,000 managers at GlaxoSmithKline including the Executive Directors. The vesting of options granted to Executive Directors is subject to the performance condition that business performance earnings per share growth, excluding currency and exceptional items, should be at least nine percentage points more than the increase in the UK Retail Prices Index over any three-year measurement period. With respect to future grants, the Remuneration Committee reviews performance conditions annually in the light of market conditions. However, it currently considers that this performance condition achieves a balance between the expectations of UK institutional investor guidelines and the pressures of responding to market practice within the competitor panel.

Performance Share Plan
Participations in the Performance Share Plan are granted to approximately 700 top executives in the Group, including the Executive Directors, designating a target number of shares for each participant. Vesting of awards under the plan is subject to two performance conditions which apply during a three year measurement period. No provision for re-testing operates in the event that the performance conditions are not satisfied over this period.

The first condition, which applies to half of the award, compares GlaxoSmithKline’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. If GlaxoSmithKline delivers returns which would rank in the top 20 of the FTSE 100 based on TSR performance, then all of the shares, in this part of the award, will vest. For the 50th position in the FTSE 100, 40 per cent of the shares will vest. If GlaxoSmithKline is ranked below 50th position, none of the shares, subject to this part of the award, will vest. Between the 20th and 50th positions, vesting will occur on a sliding scale.

The second condition, which applies to the balance of the award, requires GlaxoSmithKline business performance earnings per share growth, excluding currency and exceptional items, to be at least nine percentage points more than the increase in the UK Retail Prices Index over the three-year performance period. If this condition is met then all of the shares, subject to this performance condition, will vest. If this condition is not met, then none of the shares, subject to this part of the performance condition, will vest. The extent to which awards vest will be reported upon on completion of each performance period.

This combination of an earnings based measure and one based on shareholder return compared to the FTSE 100 Index was decided on at the time of the merger following consultation. At that time, a number of shareholders with a UK equity mandate requested a performance measure tied to a UK equity index.

Even if the performance conditions are met, the vesting of all Performance Share Plan awards for the CET is subject to final approval by the Remuneration Committee, which will consider whether the final vesting is consistent with the underlying financial performance of the Group.

Benefits
The Executive Directors participate in GlaxoSmithKline’s senior executive pension plans (see page 50 for details). Mr Coombe participates in a defined benefit plan in the UK and Dr Garnier in cash balance plans in the USA. Benefits are payable at age 60.

Executive Directors participate in legacy Glaxo Wellcome and SmithKline Beecham all employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them. Under the US Retirement Savings Plan Dr Garnier received four per cent of his basic salary in the form of GlaxoSmithKline shares.

Under the UK arrangements, Mr Coombe is a member of the Sharesave plan and contributes £250 per month with the option to buy shares at the end of the three year savings period at a 20 per cent discount to the market price ruling at the start of the savings period. Mr Coombe is also a member of the ShareReward plan, contributing £125 per month to buy shares. The number of shares bought each month is matched by the company. Both the Sharesave plan and ShareReward plan are Inland Revenue approved plans open to all UK employees on the same terms.

The Executive Directors also receive the following benefits, the cash value of which is shown on page 46:

•	healthcare – medical and dental
•	personal financial advice
•	life assurance contributions
•	personal/family travel.

Share ownership guidelines
To align executive interest with that of shareholders, executives are required to hold shares in the company. The Chief Executive Officer is required to hold shares to the value of four times basic salary. Other Executive Directors are required to hold shares to the value of three times basic salary. Members of the CET are required to hold shares to the value of two times basic salary and other executives, who participate in the Performance Share Plan, one times salary. For the purposes of these requirements, shares and ADSs held in the GlaxoSmithKline Annual Investment Plan and the SmithKline Beecham bonus deferral plans, and vested but deferred awards under the SmithKline Beecham Mid-term Incentive Plan are included. As at the year end Dr Garnier’s total shareholding on this basis was 171,019 ADSs and Mr Coombe’s was 172,537 shares. As a result both Directors exceeded the share ownership guidelines.

Performance graph
The new regulations covering Directors’ remuneration require that a graph be presented showing the company’s total shareholder return (TSR) against the TSR performance of a broad equity market index. The following graph shows GlaxoSmithKline’s TSR performance against the FTSE 100, which has been chosen because it is the principal index in which the company’s shares are quoted and against the competitor panel set out on page 40 which indicates GlaxoSmithKline’s relative performance against its peers.

Back to Contents
Remuneration report GlaxoSmithKline	43

Performance graph

Notes

1.The TSR graph starts at the beginning of the first accounting year following the formation of GlaxoSmithKline and uses as a base the share price on 31st December 2000. Calculations for the graph are based on spot prices at the beginning and end of each year as required by the Directors Remuneration Report Regulations 2002, whereas GlaxoSmithKline’s performance conditions under the Performance Share Plan (PSP) use average prices over a period of a year. Therefore the above graph should not be taken as an indication of the likely vesting of awards granted under the PSP. The average price method was selected for the PSP because it smoothes out volatility and reduces the impact of any particularly large temporary price movements at either the beginning or end of the performance period.

2. Past performance should not be taken as a guide to future performance.

Executive Directors’ terms and conditions
The following section sets out the date and unexpired term of each Executive Director’s contract, and details of other provisions necessary to enable shareholders to estimate the liability of the company in the event of early termination.

In determining its overall policy in respect of service contracts, the Committee aims to balance the costs associated with any early termination provisions with the need to protect GlaxoSmithKline’s intellectual property rights. The Committee maintains a close watch, through its advisors, on trends in contractual terms amongst other companies in the competitor panel and in the wider market place. It is committed to ensuring that, in achieving this balance, its processes are fair, while limiting as far as possible the scope for ‘rewarding failure’. The Committee has considered the recent guidance produced by the Association of British Insurers and the National Association of Pension Funds in the UK. It will take this into account, alongside market practice, when reviewing contractual terms.

Executive Directors are employed on service contracts under which the employing company is required to give 24 calendar months’notice of termination and the Executive Directors are required to give 12 calendar months’ notice.

Executive Directors’ service contracts contain ‘garden leave’, non-competition, non-solicitation and confidentiality clauses.

The Remuneration Committee currently believes that one year contracts would not be in the best interest of GlaxoSmithKline with regard to offering a globally competitive overall remuneration package and securing maximum protection for its intellectual property rights.

The Remuneration Committee believes that the current termination payments due under Executive Director’s contracts are justified because they represent fair and reasonable compensation in the event that the contracts are terminated, given market practice and the associated restrictions arising from the need to protect intellectual property.

Dr J P Garnier
Dr Garnier has a service agreement with SmithKline Beecham Corporation dated 2nd December 1999. The agreement expires on 31st October 2007, being the last day of the month in which Dr Garnier reaches his 60th birthday. Dr Garnier’s contract specifies the compensation to be paid on termination of his employment.

Dr Garnier’s current basic salary is US$1,450,000 and will be increased to US$1,522,500 on 1st April 2003.

Dr Garnier may terminate the agreement on giving 12 calendar months’ written notice, following which he is credited with an extra three years’ pension contributions and he will be treated as if he is three years older than his actual age.

SmithKline Beecham Corporation may terminate the agreement on giving 24 calendar months notice. On termination by SmithKline Beecham Corporation, other than for cause, Dr Garnier is entitled to receive, within 30 days, a lump sum representing his salary and bonus for the notice period. The bonus is calculated on the basis of ‘on target’ performance which gives a bonus payout of 100 per cent of basic salary.

In addition, for the first 12 months of the notice period Dr Garnier is entitled to receive share entitlements, under stock and share incentive plans available to senior executives in the USA, except to the extent of any part of that period that would fall beyond his retirement date, and he can be awarded only one annual share option grant and Performance Share Plan grant after the date of the termination notice.

For pension purposes, he is provided with pension benefits such that he is treated, by way of additional pension contributions or otherwise, as if his employment had ended three years after the actual termination date, or three years after the expiry of his service agreement in the event that Dr Garnier’s employment continues until the expiry of the service agreement. In addition, Dr Garnier and his spouse will be treated as if they are both three years older than their actual ages on the termination (other than for cause) or expiry of the service agreement, as applicable, for the purpose of calculating annuity rates on which the pension will be based.

He would also receive outplacement counselling and financial planning and advice for two years following termination, but this shall be limited to $20,000 per year and he can choose to have life assurance cover which will provide a benefit of two times his salary until his 65th birthday.

Dr Garnier will continue to receive his benefits, or their cash value, during the notice period. If Dr Garnier’s agreement is terminated by reason of disability he will be treated as if still employed for the purposes of his pension benefits until his retirement date.

In addition, if any payment or distribution to or for the benefit of Dr Garnier would be subject to excise tax, or any interest or penalties are incurred, Dr Garnier is entitled to receive an additional cash payment so that he is in the same after-tax position as if no such additional tax had been imposed.

Back to Contents
44	GlaxoSmith Kline Remuneration report

In the event of retirement on the expiry of his service agreement or in the event of termination of his employment by SmithKline Beecham Corporation (other than for cause) or in the event of Dr Garnier not being elected or retained as a Director of GlaxoSmithKline (or any merged company), or as a result of a change of control of GlaxoSmithKline (provided that such resignation occurs on or within 30 days after the first anniversary of such change in control), then (a) all share option grants will vest immediately and will remain exercisable until the expiry of the option period as if Dr Garnier had still been employed by SmithKline Beecham Corporation and all performance and time conditions shall be deemed to have been satisfied, and (b) final awards under the Performance Share Plan will be determined after the end of the full performance period originally specified for the relevant participation without any proportionate reduction because of such retirement, termination or resignation. In respect of Dr Garnier’s participation in the SmithKline Beecham Senior Executive Bonus Investment Plan, provided that his agreement is terminated other than for cause, any deferred amount and any income, gains and losses, are automatically distributed as soon as administratively practicable after his termination. If Dr Garnier resigns, retires or the termination is for cause then any deferred amount is not distributed until the end of a minimum three year deferral period.

Mr J D Coombe
Mr Coombe has a service agreement with Glaxo Wellcome plc, now GlaxoSmithKline Services Unlimited, dated 14th February 2000. The agreement expires on 31st March 2005, being the last day of the month in which Mr Coombe reaches his 60th birthday.

Mr Coombe’s current basic salary is £475,000, and will be increased to £495,000 on 1st April 2003.

Mr Coombe may terminate the agreement on giving 12 calendar months’ written notice.

GlaxoSmithKline Services Unlimited may terminate the agreement on 24 calendar months’ written notice or without notice in the event of Mr Coombe’s gross misconduct, wilful neglect, dishonesty, bankruptcy or conviction of a criminal offence affecting his position as a senior executive.

Mr Coombe’s agreement specifies that the compensation in cash to be paid in the event of redundancy will be as follows:

•	an amount equal to twice his annual rate of salary
•	an amount on account of bonus equal to 80 per cent of his annual rate of salary
•	an amount equal to the value of two years’ benefit.

In such circumstances, Mr Coombe’s pension entitlement will also be augmented by an amount equal in value to the pension which would have accrued to him over the period of 24 months commencing on the date of termination of his employment.

After a period of 12 consecutive months incapacity or after Mr Coombe becomes entitled to a disablement pension, he is entitled to an amount equivalent to the amount he would have received had he worked for a period of 24 months from the first day of his absence less any amounts actually received during that period.

In addition, if Mr Coombe leaves employment through incapacity before the age of 60, the pension he has already accrued becomes payable from the date of his incapacity and may be augmented by the trustees of the pension plan to the amount to which he would have been entitled had he been employed in full service until 60.

In the event that notice of termination is given, other than in the case of redundancy, Mr Coombe is required to mitigate any loss of earnings resulting thereafter.

In the event of Mr Coombe’s early retirement as a result of termination by GlaxoSmithKline Services Unlimited (other than for cause or redundancy), all outstanding options granted under the GlaxoSmithKline share option plan must be exercised within 48 months from the date of grant. All outstanding options granted under the Glaxo Wellcome share option plans must be exercised within 12 months from cessation of employment or by the end of the option period, if earlier, where such options are more than three years old and outstanding options less than three years old must be exercised within 42 months from the date of grant. In each case, the Remuneration Committee may use its discretion to allow a longer period of exercise.

In the case of awards under the Performance Share Plan, if Mr Coombe’s employment contract is terminated for redundancy, retirement or his employing company ceases to be a member of the GlaxoSmithKline Group then the Remuneration Committee will determine the percentage of each award that will vest under the Plan rules after the end of the financial year in which the cessation of employment occurred. This will ordinarily be calculated by reference to the performance period which has elapsed and the extent to which the performance condition has been satisfied over that period. If his employment ceases for any other reason before the end of the awards performance period, the awards will lapse unless the Committee determines otherwise.

In respect of Mr Coombe’s participation in the Glaxo Wellcome Long Term Incentive Plan (LTIP) special rules apply when a participant’s employment ends. However all awards made to Mr Coombe under the LTIP have now vested on the completion of the measurement period.

Other entitlements
In addition to the contractual provisions outlined above in the event that Dr Garnier or Mr Coombe’s service agreements are terminated by their employing company they would be entitled to:

•	the Special Deferred Bonus awarded to each member of the CET in respect of 2001 and payable on 15th February 2005, unless terminated for cause prior to that date. Details of this bonus are given on page 46
•	in the case of awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount and any income, gains and losses, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause then any deferred amount is not distributed until the end of a minimum three year deferral period.

Back to Contents
Remuneration report GlaxoSmithKline	45

Non-Executive Directors
Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity. Non-Executive Directors are not entitled to compensation if their appointment is terminated.

To enhance the link between Directors and shareholders and as set out in the table below, GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares allocated to a share account and offers the opportunity to invest part or all of the balance of fees in a share account. These shares are not paid out until the Director’s retirement from the Board, or at a later date, on the basis of dividends being reinvested in the interim.

The Chairman, the Deputy Chairman and the chairmen of the Board Committees receive higher fees.

Terms and conditions

Sir Richard Sykes
Sir Richard Sykes retired as Chairman and as a Non-Executive Director on 20th May 2002. Sir Richard’s letter of appointment to the Board was dated 20th June 2000, under which it was agreed that he serve the company as a Non-Executive Director until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This could have been extended for a further term of three years by mutual agreement.

Sir Richard received fees of £300,000 per annum together with an allocation of 6,000 shares under the Non-Executive Directors’ Share Arrangements.

Following his retirement from the Board, and in recognition of his services to the company, the Board decided to make an augmentation payment to the pension plan of £300,000 in respect of Sir Richard. It was also agreed that for a period of two years, from 1st June 2002, Sir Richard be appointed Senior Advisor to the company, at a salary of £49,000 per annum.

The company has agreed to procure that Sir Richard Sykes’ pension from the age of 60 will be calculated on the basis of his salary as at 31st December 2000 and as if he had remained in full-time employment until his 60th birthday.

Sir Christopher Hogg
Sir Christopher Hogg’s letter of appointment to the Board was dated 19th June 2000, under which it was agreed that he serve the company as a Non-Executive Director until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This can be extended for a further term of three years by mutual agreement.

Sir Christopher’s letter of appointment was amended on 1st September 2002 to record his appointment as Non-Executive Chairman with effect from 20th May 2002. On becoming Chairman, Sir Christopher’s fees were increased from £45,000 per annum plus an allocation of 1,000 shares per annum under the Non-Executive Directors’ Share Arrangements, to £300,000 per annum plus an allocation of 6,000 shares per annum.

Sir Peter Walters and Mr John Young
Sir Peter Walters retired as Deputy Chairman and as a Non-Executive Director, and Mr Young retired as a Non-Executive Director, with effect from 20th May 2002. Sir Peter’s and Mr Young’s letters of appointment were both dated 19th June 2000 and in both cases it was agreed that they serve the company as Non-Executive Directors until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In both cases this could have been extended for a further term of three years by mutual agreement. Sir Peter received fees of £80,000 per annum together with an allocation of 3,000 ordinary shares under the Non-Executive Directors’ Share Arrangements. Mr Young received fees of $88,000 per annum together with an allocation of 500 American Depositary Shares made under the Non-Executive Directors’ Share Arrangements.

Sir Roger Hurn, Mr Paul Allaire, Dr Michèle Barzach, Sir Peter Job, Mr John McArthur, Mr Donald McHenry, Sir Ian Prosser, Dr Ronaldo Schmitz and Dr Lucy Shapiro

The letters of appointment for all of the above Directors were dated 19th June 2000 and in all cases it was agreed that they serve the company as Non-Executive Directors until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In all cases this could be extended for a further term of three years by mutual agreement. The fees payable and the share allocations under the Non-Executive Directors’ Share Arrangements for each of these directors is as follows:

	2002
Non-Executive	Annual	Shares Allocated
Directors	Fees	Annually

Sir Roger Hurn	£80,000	3,000 ordinary shares
Paul Allaire	$88,000	500 ADSs
Michèle Barzach	£45,000	1,000 ordinary shares
Sir Peter Job	£45,000	1,000 ordinary shares
John McArthur	$72,000	500 ADSs
Donald McHenry	$72,000	500 ADSs
Sir Ian Prosser	£45,000	1,000 ordinary shares
Ronaldo Schmitz	£55,000	1,000 ordinary shares
Lucy Shapiro	$72,000	500 ADSs

Mr Allaire succeeded Mr Young as Chairman of the R&N Committee on 20th May 2002 and his fees were increased to $88,000 per annum from that date. Mr McHenry succeeded Sir Christopher Hogg as Chairman of the Corporate Social Responsibility Committee on 7th February 2003 and his fees were increased to $88,000 per annum from that date. Sir Ian Prosser succeeded Sir Christopher Hogg as Chairman of the Nominations Committee on 7th February 2003 and his fees were increased to £55,000 per annum from that date.

Directors and Senior Management Remuneration
The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2002; their interest in shares of GlaxoSmithKline plc; their interests in share options and incentive plans and their pension benefits. The members of the Corporate Executive Team (CET) and Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

Back to Contents

46	GlaxoSmithKline Remuneration report

Annual remuneration

		2002				2001

					Total			Annual and	Total
		Fees and	Other	Annual	annual	Fees and	Other	deferred	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	£000	£000	£000	£000	£000	£000	£000	£000

Executive Directors
Dr J P Garnier	a,c	967	132	1,353	2,452	932	101	2,417	3,450
Mr J D Coombe	b,c	475	15	457	947	475	3	848	1,326

Total		1,442	147	1,810	3,399	1,407	104	3,265	4,776

Non-Executive Directors
Sir Richard Sykes	d,e	154	8	–	162	411	3	–	414
Sir Christopher Hogg		252	–	–	252	63	–	–	63
Sir Roger Hurn		121	–	–	121	135	–	–	135
Sir Peter Walters	e	51	2	–	53	135	1	–	136
Mr P A Allaire		68	–	–	68	68	–	–	68
Dr M Barzach	f	100	–	–	100	102	–	–	102
Mr D C Bonham	g	–	5	–	5	29	–	–	29
Sir Peter Job		59	–	–	59	63	–	–	63
Mr J H McArthur	f	62	–	–	62	73	–	–	73
Mr D F McHenry		62	–	–	62	68	–	–	68
Sir Ian Prosser		59	–	–	59	63	–	–	63
Dr R Schmitz		69	–	–	69	70	–	–	70
Dr L Shapiro	h	62	–	–	62	68	–	–	68
Mr J A Young	e	29	2	–	31	80	–	–	80

Total		1,148	17	–	1,165	1,428	4	–	1,432

Total remuneration		2,590	164	1,810	4,564	2,835	108	3,265	6,208

a	In previous years, Dr Garnier’s salary and fees have included GlaxoSmithKline’s match on compensation that is deferred. For 2002 this is included within contributions to money purchase schemes. Dr Garnier’s salary and fees for 2001 have been restated by £58,419, representing GlaxoSmithKline’s match in 2001, in order to provide consistent presentation.

b	Mr Coombe’s bonus for 2001 includes GlaxoSmithKline’s match on his deferred 2001 bonus. In addition to the bonus shown above for 2001, Mr Coombe received £142,500 in 2001 awarded in respect of the second half of 2000 when he was an Executive Director of Glaxo Wellcome plc.

c	The 2001 bonus for Dr J P Garnier and Mr Coombe includes the special deferred bonus awarded to them as members of the CET. The amount awarded was equivalent to their salary on 31st December 2001 and was notionally invested in GlaxoSmithKline shares or ADSs on 15th February 2002. The bonus to be paid out on 15th February 2005 will be an amount equivalent to the then value of shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. As at 31st December 2002 the value of those shares or ADSs notionally acquired in respect of Dr J P Garnier was £687,946, a decrease of 32 per cent over the year. This includes dividends reinvested during the year of £15,225. Those shares notionally acquired in respect of Mr Coombe were valued at £329,957 as at 31st December 2002, a decrease of 31 per cent over the year. This includes dividends reinvested during the year of £7,521.

d	In addition to the above, Sir Richard Sykes received £28,583 relating to his appointment as Senior Advisor from 1st June 2002. In 2001, Sir Richard received a bonus of £314,700 awarded in respect of the second half of 2000 when he was Executive Chairman of Glaxo Wellcome plc.

e	On 20th May 2002, Sir Richard Sykes, Sir Peter Walters and Mr Young retired from the Board. Following retirement they received the value of their shares and ADSs as awarded under the Non-Executive Directors’ share arrangements (page 47) and equivalent SmithKline Beecham arrangements. As at 20th May 2002 they had been awarded shares and ADSs with a total value at the date of award, as indicated: Sir Richard Sykes £135,530; Sir Peter Walters £249,876; Mr Young £187,034. On 20th May 2002 the value of these shares and ADSs as paid to them was: Sir Richard Sykes £122,860; Sir Peter Walters £241,468; Mr Young £174,354. The change in value is attributable to dividends re-invested and the change in share price between the dates of awards and 20th May 2002. Mr Young has elected to receive the value of his shares as at 20th May 2002 in three equal annual instalments and accordingly, received £58,118 in 2002.

f	Dr Barzach received fees of Euro 66,369 (2001–Euro 62,428) from GSK France for healthcare consultancy provided. This is included within fees and salary above. In 2001, Mr McArthur received fees of £4,631 as a Director of Glaxo Wellcome Inc. Mr McArthur no longer receives these fees. In 2001 these were shown as other emoluments and have been restated to fees and salary, in accordance with the requirements of schedule 7A of the Companies Act 1985, The Directors’ Remuneration Report Regulations 2002 (‘schedule 7A’).

g	Mr Bonham resigned as a Non-Executive Director on 21st May 2001. During 2002 Mr Bonham received £5,000 in respect of 2001 and the value of his shares, as at 21st May 2001, as allocated under the Non-Executive Directors’ share arrangements (page 47). As at 21st May 2001 he had been awarded shares valued at £4,539 at the date of award. On 21st May 2001 these shares were worth £4,860. The change in value is attributable to dividends re-invested and the change in share price between the date of award and 21st May 2001.

h	Dr Shapiro is a member of GlaxoSmithKline’s Scientific Advisory Board for which she received fees, in addition to those shown above of $85,000 (2001–$85,000) with $30,000 (2001–$30,000) in the form of ADSs.

Where the Directors above have received part or all of their remuneration in currencies other than sterling, the average rates of exchange for the year have been used. None of the above Directors received expenses during the year requiring separate disclosure as required by schedule 7A.

Back to Contents

Remuneration report GlaxoSmithKline	47

Non-Executive Directors’ share arrangements

Non-Executive Directors are required to receive part of their fees in the form of shares and ADSs which are detailed below together with their value at the dates of award. They may also elect to receive part or all of the balance of their fees in the form of shares and ADSs. The shares allocated to their accounts, which are not transferred to them until retirement, are also included in Directors’ interests.

					2002				2001
	Total value
	of holdings			Allocated	Elected			Allocated	Elected
	at 31.12.02
	£	Shares	ADSs	£	£	Shares	ADSs	£	£

Sir Richard Sykes	–	1,500	–	24,535	–	6,000	–	110,995	–
Sir Christopher Hogg	111,141	4,063	–	50,713	37,500	1,000	–	18,499	–
Sir Roger Hurn	128,827	3,000	–	40,733	40,000	3,000	–	55,498	30,000
Sir Peter Walters	–	750	–	12,268	10,000	3,000	–	55,498	30,000
Mr P A Allaire	34,946	–	500	13,720	–	–	500	18,457	–
Dr M Barzach	24,338	1,000	–	13,578	–	1,000	–	18,499	–
Mr D C Bonham	–	–	–	–	–	250	–	4,539	–
Sir Peter Job	87,128	1,000	–	13,578	45,000	1,000	–	18,499	33,750
Mr J H McArthur	35,827	–	500	13,720	–	–	500	18,457	18,750
Mr D F McHenry	34,946	–	500	13,720	–	–	500	18,457	–
Sir Ian Prosser	67,254	1,000	–	13,578	22,500	1,000	–	18,499	16,875
Dr R Schmitz	54,830	1,000	–	13,578	22,000	1,000	–	18,499	16,170
Dr L Shapiro	53,666	–	500	13,720	–	–	500	18,457	–
Mr J A Young	–	–	125	3,886	14,667	–	500	18,457	45,833

The total value of holdings as at 31st December 2002 represents the value of those shares and ADSs awarded in 2002 and prior years, together with the value of dividends re-invested. Upon retirement the Non-Executive Directors will receive either the shares and ADSs or a cash amount equal to the value of the shares and ADSs as at the date of retirement.

Directors’ interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

				Shares			ADSs

		3rd March	31st December	31st December	3rd March	31st December	31st December
	Footnote	2003	2002	2001	2003	2002	2001

Dr J P Garnier		–	–	–	55,639	55,010	53,735
Mr J D Coombe	a,b	173,243	172,537	150,836	–	–	–
Sir Christopher Hogg	d	13,714	13,714	6,216	–	–	–
Sir Roger Hurn	d	21,695	21,695	15,519	–	–	–
Mr P A Allaire	d	–	–	–	7,192	7,192	6,660
Dr M Barzach	d	3,028	3,028	1,990	–	–	–
Sir Peter Job	d	9,537	9,531	5,023	–	–	–
Mr J H McArthur	d	–	–	–	6,314	6,281	5,631
Mr D F McHenry	c,d	–	–	–	4,345	4,345	3,795
Sir Ian Prosser	d	7,047	7,047	4,255	–	–	–
Dr R Schmitz	d	4,600	4,600	1,878	2,840	2,840	3,840
Dr L Shapiro	d	1,570	1,570	1,518	3,399	3,399	2,218

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a	Includes shares purchased through the GlaxoSmithKline Share Reward Plan totalling 225 shares at 31st December 2002 (2001 – 14) and 271 shares at 3rd March 2003.

b	Includes a non-beneficial interest in trusts which hold 13,241 shares at 31st December 2002 (2001 – 16,901) and nil shares at 3rd March 2003.

c	In addition to the interests shown above, Mr McHenry has interests in a deferred fees plan relating to the period during which Mr McHenry was a Director of SmithKline Beckman prior to the merger with Beecham Group in 1989. The deferred fees are now indexed to the total return on GlaxoSmithKline shares and are payable over seven years following Mr McHenry’s retirement as a Non-Executive Director of GlaxoSmithKline. The total accumulated value of deferred fees on 31st December 2002, restated to reflect the merger and fully provided for, was equivalent to 21,964 GlaxoSmithKline ADSs.

d	Includes shares and ADSs received as part or all of their fees as described under Non-Executive Directors’ share arrangements above. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2002. These are also included in the Directors’ interests above.

The interests of the above-mentioned Directors at 3rd March 2003 reflect changes between the end of the financial year and 3rd March 2003.

Back to Contents

48	GlaxoSmithKline Remuneration report

Share options

			Granted

Options – ADSs	At 31.12.01	Weighted average grant price	Number	At 31.12.02

Dr J P Garnier	2,897,443	$37.25	450,000	3,347,443

			Granted

Options – Shares	At 31.12.01	Weighted average grant price	Number	At 31.12.02

Mr J D Coombe	867,948	£11.78	291,031	1,158,979
Sir Richard Sykes	634,701	–	–	634,701

Dr J P Garnier was granted 450,000 options over ADSs during 2002. These were granted on 3rd December 2002 at a grant price of $37.25. Mr J D Coombe was granted 290,000 options over shares on 3rd December 2002 at a grant price of £11.79. He was also granted 1,031 options over shares in the GlaxoSmithKline Sharesave scheme on 1st December 2002 at a grant price of £9.16.

For those options outstanding at 31st December 2002 the earliest and latest vesting and lapse dates for those above and below the market price for a GlaxoSmithKline share at the year end are given in the table below.

					Vesting date		Lapse date
		Weighted average
		grant price	Number	earliest	latest	earliest	latest

Dr J P Garnier	Above market price at year end	$54.45	2,258,772	13.11.00	28.11.04	12.11.07	27.11.11
	Below market price at year end	$26.62	1,088,671	31.05.97	03.12.05	30.05.04	02.12.12

Mr J D Coombe	Above market price at year end	£16.97	867,948	01.12.02	28.11.04	31.05.03	27.11.11
	Below market price at year end	£11.78	291,031	01.12.05	03.12.05	31.05.06	02.12.12

All options held by Sir Richard Sykes have a grant price above the market price of a GlaxoSmithKline share at year end.

GlaxoSmithKline grants share options to Executive Directors and Senior Managers on an annual basis around November. An initial grant was made following completion of the merger in March 2001. The measurement period for the options granted in March 2001 commenced on 1st January 2001. The measurement period for options granted in November 2001 and 2002 commenced on 1st January 2002 and 2003 respectively.

The Directors hold these options under the various share option plans referred to in Note 34 to the Financial statements, ‘Employee share schemes’. None of the other Directors had an interest in any option over the company’s shares.

Following the merger, each of the Directors above elected to exchange their outstanding options in the legacy share option plans for options over GlaxoSmithKline shares. These Directors and all other participants in those legacy schemes who made such an election, will receive an additional benefit of a cash sum equal to ten per cent of the grant price of the original option. This additional benefit will be given when the new option is exercised or lapses, provided the exercise or lapse is on or after the second anniversary of the effective date of the merger (or, as in the case of Sir Richard Sykes, on cessation of executive employment, if earlier).

The highest and lowest closing prices during the year ended 31st December 2002 for GlaxoSmithKline shares were £17.80 and £10.57 respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year to 31st December 2002 were $50.87 and $32.86 respectively. The market price for a GlaxoSmithKline share on 31st December 2002 was £11.92 (on 31st December 2001 – £17.23) and for a GlaxoSmithKline ADS was $37.46 (on 31st December 2001 – $49.82). The share price on 3rd March 2003 was £11.22 per GlaxoSmithKline Share and $35.27 per GlaxoSmithKline ADS.

	2002	2001
Options exercised – ADSs	Gain	Gain

Dr J P Garnier	–	£2,407,497

	2002	2001
Options exercised – shares	Gain	Gain

Mr J D Coombe	–	–
Sir Richard Sykes	–	£1,495

Back to Contents

Remuneration report GlaxoSmithKline	49

Incentive plans

				Granted

		ADSs		Market	ADSs
Performance Share Plan – ADSs		at 31.12.01	Number	price	at 31.12.02

Dr J P Garnier –	2001 award	70,000	–	–	70,000
	2002 award	70,000	–	–	70,000
	2003 award	–	70,000	$37.25	70,000

				Granted

		Shares		Market	Shares
Performance Share Plan – shares		at 31.12.01	Number	price	at 31.12.02

Mr J D Coombe –	2001 award	40,000	–	–	40,000
	2002 award	40,000	–	–	40,000
	2003 award	–	40,000	£11.79	40,000

The Performance Share Plan (PSP) is a medium-term incentive scheme introduced during 2001. The PSP replaces the Long-Term Incentive Plan and the Mid-Term Incentive Plan operated respectively by Glaxo Wellcome and SmithKline Beecham.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three year measurement period and is dependent on GlaxoSmithKline’s performance during that period as described on page 42. The share awards are granted annually in November or December and the measurement period commences on the following 1st January and ends after three years, on 31st December. Following completion of the merger an initial grant was made in March 2001. The measurement period for those awards commenced on 1st January 2001 and will end on 31st December 2003.

Shares exercised

			Market	Average	Money
			price on	market price	value on
	Shares		award	on exercise	exercise
Long-Term Incentive Plan – shares	at 31.12.01	Number	£	£	£	at 31.12.02

Mr J D Coombe	41,100	18,087	18.58	16.22	293,370	23,013

The Long-Term Incentive Plan (LTIP) was a share award scheme operated by Glaxo Wellcome. The plan closed to new entrants upon completion of the merger and no further grants have been made. The awards made to Mr Coombe in March 1999 and February 2000 vested in March 2002 and February 2003 respectively on completion of the measurement periods. In connection with the merger the performance conditions in respect of the grants made in March 1999 and February 2000 have been waived. Awards made under the LTIP will lapse if not exercised within 12 months of vesting. Shares under the LTIP are awarded at nominal cost to the recipient.

				Vested and			Vested and
	Unvested	Participations	Unvested	deferred	Participations	Dividends	deferred
	participations	vesting	participations	participations	vested	reinvested	participations
Mid-Term Incentive Plan – ADSs	at 31.12.01	in 2002	at 31.12.02	at 31.12.01	in 2002	in 2002	at 31.12.02

Dr J P Garnier	73,970	36,985	36,985	76,323	36,985	2,701	116,009

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted. In connection with the merger, the performance conditions in respect of grants made in 1999 have been waived. The measurement period ended on 31st December 2002.

The participations that vested in 2002 were awarded to Dr Garnier on 29th October 1998 when the ADS price was $54.48. The ADS price at the time of vesting was $47.50. Where a final award of ADS is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amount awarded in 1999, 2000, 2001 and 2002. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 47 since technically they are retained in the MTIP until paid out.

			Average
Stock Appreciation Rights (SARs) – ADSs	At 31.12.01	At 31.12.02	grant price

Dr L Shapiro	1,487	1,487	$50.34

All SARs held by Dr L Shapiro have a grant price above the market price of a GlaxoSmithKline ADS at year end.

Dr Shapiro is a member of GlaxoSmithKline’s Scientific Advisory Board (SAB). Dr Shapiro was a member of SmithKline Beecham’s SAB from 1993 until the completion of the merger with Glaxo Wellcome. Along with other members of the SAB, she received annual grants of SmithKline Beecham SARs which, in general, vested three years from the date of grant and will expire 10 years from the date of grant. Grants of SARs to SAB members ceased in 1999.

SARs entitle the holder to a cash sum at a future date based on share price growth between the date of grant and the date of exercise. Full provision is made in the financial statements for accrued gains on SARs from the date of grant. In connection with the merger, all previously granted SARs became immediately exercisable.

Back to Contents

50	GlaxoSmithKline Remuneration report

Pensions

Pension benefits are accruing to the following Directors under defined benefit schemes. The accrued annual benefits and transfer values for individual Directors on retirement are set out below.

Schedule 7A requires disclosure of: the accrued benefit at the end of the year; the change in accrued benefit over the year; the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change.

						Change in
		Change in			Change	accrued	Transfer value
	Accrued	accrued	Transfer	Transfer	over year	benefit over	of change
	benefit	benefit	value	value	in transfer	year net	in accrued
	at 31.12.02	over year	at 31.12.01	at 31.12.02	value*	of inflation	benefit*
	£000	£000	£000	£000	£000	£000	£000

Dr J P Garnier	929	56	4,966	5,578	612	33	612
Mr J D Coombe	291	17	4,399	4,723	324	12	194
Sir Richard Sykes	729	29	12,573	15,253	2,680	29	887

* The change in transfer value is shown net of contributions made by the individual.

Dr Garnier is also a member of a money purchase scheme. During 2002 contributions of £92,800 were paid into this scheme.

Following Sir Richard Syke’s retirement from the Board, and in recognition of his services to the company, the Board decided to make an augmentation payment to the pension plan of £300,000. As Sir Richard was not a Director for the full year, the change in accrued benefit has not been revalued for the effects of inflation and the transfer value of the change in accrued benefit has been calculated as at his date of leaving. Sir Richard’s transfer value at 31st December 2002 has been calculated on the basis of ‘pensions in payment’ and includes the additional benefits granted at retirement.

All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values represent the present value of future payments for the plans rather than remuneration currently due to the individual and cannot be meaningfully aggregated with annual remuneration.

Directors and Senior Management
For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group (‘the group’). For the purposes of this disclosure, the group is defined as the Directors, members of the CET and the Company Secretary. In respect of the financial year 2002, the total compensation paid to members of the group for the periods during which they served in that capacity was £14,944,872, the aggregate increase in accrued pension benefits was £309,080 and the aggregate payment to defined contribution schemes was £328,973. During 2002 members of the group were granted options over 873,686 shares and 1,040,000 ADSs and awarded 126,000 shares and 160,000 ADSs in the Performance Share Plan. As of 3rd March 2003, the then-current members of the group (comprised of 24 persons) owned 334,239 shares and 294,286 ADSs, constituting less than one per cent of the issued share capital of the company. The group also held, as of that date: options to purchase 3,561,739 shares and 6,497,566 ADSs; 367,000 shares and 480,000 ADSs awarded under the Performance Share Plan; 16,968 shares under the legacy Glaxo Wellcome Long-Term Incentive Plan; 6,042 shares and 257,945 ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan, including those shares and ADSs that are vested and deferred and 1,487 ADSs awarded under the legacy SmithKline Beecham Stock Appreciation Rights. All such holdings were issued pursuant to the various executive share option plans described in Note 34 to the Financial statements,‘Employee share schemes’.

Directors’ interest in contracts
Except as described under Related party transactions, during or at the end of thefinancial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company. (See Note 35 to the Financial statements, ‘Related party transactions’).

The Directors’ Remuneration Report has been approved by the Board of Directors and agreed on its behalf by

Mr Paul Allaire,
Chairman of the Remuneration Committee
10th March 2003

Back to Contents
GlaxoSmithKline	51

Operating and financial review
and prospects

The Operating and financial review and prospects discusses the operating and financial performance of the Group, the financial outlook and the financial resources of the Group, under the following headings:

52	Financial trends and ratios

53	2002 Year – results for the year to 31st December 2002 compared to the year to 31st December 2001

60	Financial position and resources – at 31st December 2002

64	Outlook and risk factors

Additionally, in accordance with US requirements:

66	2001 Year – results for the year to 31st December 2001 compared to the year to 31st December 2000

71	Selected financial data UK/US GAAP

72	Results under US accounting principles 2002 and 2001

The results for each year are compared primarily with the results for the preceding year. Reference is made also to quarterly and half-yearly trends within the results.

Exchange
The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies.

The Group uses the average exchange rates prevailing during the period to translate the results and cashflows of overseas Group subsidiary and associated undertakings and joint ventures into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

During 2002 average sterling exchange rates were stronger against the US dollar and the Japanese Yen by four per cent and seven per cent, respectively, and weaker against the Euro by one per cent, compared with 2001.

Business performance and constant exchange rates
Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Statutory results include these non-recurring items.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year.

The discussion in this review is therefore in terms of CER unless otherwise stated.

Back to Contents
52	GlaxoSmithKline Operating and financial review and prospects

Financial trends and ratios

2001	2000
Statutory results	2002	(restated	)	(restated	)
£m	CER %	£m	CER %	£m

Sales - Pharmaceuticals	17,995	8	17,205	9	15,429
Consumer Healthcare	3,217	2	3,284	22	2,650

Total	21,212	7	20,489	11	18,079

Cost of sales	(4,609)	–	(4,733)	19	(3,962)
Selling, general and administration	(8,041)	(1)	(8,408)	15	(7,136)
Research and development	(2,900)	12	(2,651)	3	(2,526)

Trading profit	5,662	26	4,697	1	4,455

Profit before taxation	5,506	28	4,517	(28)	6,029
Earnings	3,915	35	3,053	(29)	4,106
Basic earnings per share (pence)	66.2	p	38	50.3	p	(29)	67.7	p

Merger, restructuring and disposal of subsidiaries

Cost of sales	(366)	(303)	(151)
Selling, general and administration	(498)	(957)	(404)
Research and development	(168)	(96)	(16)

Trading profit	(1,032)	(1,356)	(571)

Profit before taxation	(1,011)	(1,652)	702
Earnings	(712)	(1,330)	452

Business performance results

Sales	21,212	7	20,489	11	18,079
Cost of sales	(4,243)	(2)	(4,430)	15	(3,811)
Selling, general and administration	(7,543)	5	(7,451)	8	(6,732)
Research and development	(2,732)	9	(2,555)	(1)	(2,510)

Trading profit	6,694	15	6,053	16	5,026

Profit before taxation	6,517	11	6,169	12	5,327
Adjusted earnings	4,627	11	4,383	16	3,654
Adjusted earnings per share (pence)	78.3	p	13	72.3	p	16	60.2	p

Research and development – business performance

Pharmaceuticals	2,629	2,453	2,435
Consumer Healthcare	103	102	75

Total	2,732	2,555	2,510

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly, this information is provided as a supplement to that included in the consolidated statement of profit and loss on pages 76 and 77 prepared in accordance with UK GAAP. Statutory results include these non-recurring items.

During 2002 FRS 19‘Deferred tax’ has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change in basis has been accounted for as a prior year adjustment and comparative information has been restated as necessary.

Interest

Net interest payable	141	88	182
Interest cover	40 times	52 times	34 times

Interest cover is calculated as statutory profit before interest divided by net interest payable.

Tax rate

Business performance	27.0%	26.8%	28.1%
Statutory results	26.5%	29.5%	29.0%

Borrowings

Net debt	2,335	2,101	611
Gearing	24%	20%	6%

The gearing ratio is calculated as net debt as a percentage of shareholders’ funds, net debt and minority interests.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	53

2002 Year

World economy

The world’s economy began 2002 in an upbeat fashion, in the expectation that recent interest rate cuts on both sides of the Atlantic would revive consumer confidence and provide relief to the corporate sector still feeling the effects of the September 11 tragedy.

The general optimism proved to be misplaced, as a combination of weaker than anticipated economic growth, corporate scandals, bankruptcies, profit warnings, dividend cuts, the forced selling of equities, soaring stock market volatility, fears of deflation and conflict in the Middle East all took their toll. Share prices across the developed world plunged for the third year running in 2002.

After a strong start, the US economy cooled off as the stimulus of interest rate cuts failed to counterbalance negative factors. When in November the Federal Reserve cut the US interest rate to 1.25 per cent, it reached its lowest level in more than 40 years.

The European economy fared no better, with most countries experiencing little or no growth. Germany was particularly badly affected, suffering both a stagnant economy and a rise in unemployment to 9.9 per cent. The European Central Bank responded with a 0.5 per cent cut in interest rates to 2.75 per cent in December.

The Japanese stock market outperformed all other major stock markets in the first half of 2002, but then fell, ending 2002 at a 20-year low.

The outlook for 2003 may be summarised as uncertain. Whilst there have never been four consecutive years of declines in the majority of western stock markets, and most market commentators are anticipating a reasonable level of economic growth in 2003, this is most likely to occur in the second half of the year after a sluggish start. The $600 billion economic package designed to boost the US economy announced by President Bush in January 2003 will hopefully accelerate this. However, there are a number of risks to the timing of economic recovery.

Exchange

The currencies that most influence the Group’s results are the US Dollar, the Euro and the Japanese Yen.

The pound hit its highest level against the dollar for more than two-and-a-half years, climbing above $1.61 and the Euro gained 17.7 per cent against the dollar in 2002, the first year that the dollar has fallen in value against the euro, as investors weighed up the impact of possible war in Iraq, tensions with North Korea and fears for the US economy.

World market – pharmaceuticals

Global pharmaceutical sales increased by 10.6 per cent in 2002 to £268 billion.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	126	47.0	15.3
Europe	67	25.0	9.1
Germany	13	4.9	9.4
France	13	4.9	5.6
UK	9	3.3	12.8
Italy	8	3.0	6.4
Japan	31	11.6	3.3
Asia Pacific	19	7.0	10.0
Latin America	13	4.9	(6.0)
Middle East, Africa	7	2.6	15.3
Canada	5	1.9	15.1

Total	268	100.0	10.6

The US market remained buoyant and now represents 47 per cent of the global prescription pharmaceutical market compared to 31 per cent a decade ago.

GlaxoSmithKline holds second position in the world pharmaceutical market with a market share of 7.25 per cent, behind Pfizer with a market share of 7.35 per cent.

GlaxoSmithKline has eight products in the world’s Top 50 products; these are Augmentin, Avandia, Flixotide, Imigran, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

World market –	Value	% of	Growth
top five therapeutic classes	£bn	total	£%

Cardiovascular	46	17.2	9.8
Central nervous system	43	15.9	13.8
Alimentary tract and metabolic	35	13.2	8.9
Anti-infectives (bacterial,
viral and fungal) excluding vaccines	30	11.2	6.0
Respiratory	21	7.7	12.0

(Note: Data based on 12 months to 30th September 2002.)

Pharmaceutical sales

Total pharmaceutical sales in 2002 were £17,995 million compared to £17,205 million in 2001, an increase of eight per cent. Less than one per cent of this overall growth came from price increases. Growth in sterling terms of five per cent was significantly impacted by the weakness of the US dollar and other currencies.

Within the Group’s portfolio, sales of new products, those launched in a major market within the lastfive years, accounted for 27 per cent of total sales and grew by 36 per cent to £4,785 million. Sales of the more established, franchise products amounted to £9,772 million representing 54 per cent of total sales and grew six per cent compared to last year. Sales of older products, now less actively promoted, were £3,438 million, a decline of 11 per cent, representing 19 per cent of total sales.

Global pharmaceutical sales in the fourth quarter of 2002 grew seven per cent, (two per cent in sterling terms) reflecting US sales growth of 14 per cent to £2,592 million; whereas in Europe sales growth was weaker at one per cent with sales of £1,272 million, and in International sales were flat at £935 million.

Back to Contents
54	GlaxoSmithKline Operating and financial review and prospects

US sales growth benefited in the quarter from increases in wholesaler stocks on some products to more normal operating levels, and a year end review of customer discount and rebate provisions. As a result, underlying growth for the quarter excluding these items was estimated by management to be in the high single digit range, in spite of generic competition for Augmentin.

Pharmaceutical sales by therapeutic area

Across the Group’s portfolio of products, six major therapeutic areas experienced double-digit percentage growth for the year, including the fast growing franchises: CNS (£4.5 billion) up 17 per cent; respiratory (£4.0 billion) up 16 per cent; anti-virals (£2.3 billion) up 12 per cent, and vaccines (£1.1 billion) up 16 per cent.

Central nervous system
Sales of Seroxat/Paxil, GlaxoSmithKline’s leading product for depression and anxiety disorders, was the driver of growth in the CNS therapy area, with sales of £2 billion, up 15 per cent globally and 18 per cent in the USA. International sales of Paxil grew 27 per cent to £267 million led by continued strong growth in Japan, where the product was launched only two years ago. Launched in April 2002, Paxil CR continues to gain acceptance due to its strong tolerability profile, and it now represents over 30 per cent of all new US prescriptions for Paxil in just 10 months.

Sales of Wellbutrin, for depression, grew 42 per cent to £882 million, reflecting increased physician awareness of the product’s outstanding efficacy and favourable side effect profile. In 2002, an application for approval of a once-daily formulation, Wellbutrin XL, was submitted to the FDA.

GlaxoSmithKline’s medicine for epilepsy, Lamictal, continued to grow across all regions achieving sales of £438 million, up 27 per cent. In 2002, the Group filed an sNDA for Lamictal seeking the first-ever indication for long-term management of depressive episodes in bipolar disorder. In January 2003, the FDA approved the use of Lamictal for the treatment of partial seizures in paediatric patients aged two years and above.

Respiratory
GlaxoSmithKline continues to be the global leader in respiratory pharmaceuticals with sales of its three key products -
Seretide/Advair, Flixotide/Flovent and Serevent - amounting to nearly £3 billion, up 25 per cent.

Sales of Seretide/Advair, GlaxoSmithKline’s second largest product, grew 96 per cent to £1.6 billion although this contributed to declines in Serevent and Flixotide, its constituent products. Advair is now the US asthma market leader in new prescriptions after less than two years on the market. Seretide also continued to perform strongly in Europe (up 36 per cent) and International markets (up 92 per cent). In January 2003, GlaxoSmithKline received a positive opinion from the European Committee for Proprietary Medicinal Products (CPMP) for the use of Seretide as a new treatment for Chronic Obstructive Pulmonary Disease (COPD). The Group expects European marketing authorisation within the next few months followed by launches across Europe during the first half of 2003. In December 2002, GlaxoSmithKline filed an NDA for Ariflofor COPD.

The older respiratory products Ventolin and Becotide continued to decline as patients converted to newer products.

Anti-virals
HIV medicines grew across all regions and totalled £1.5 billion in sales, up 13 per cent. Sales of Trizivir, GlaxoSmithKline’s new triple combination therapy, grew 95 per cent to £315 million.

Valtrex, for herpes, continued to benefit from its convenient once-daily dosing for suppressive therapy and achieved strong sales growth of 26 per cent worldwide and 35 per cent in the USA. In October 2002, GlaxoSmithKline filed an sNDA for Valtrex seeking the first-ever indication to reduce the risk of transmission of genital herpes. In December 2002, GlaxoSmithKline filed an NDA for ‘908’, a protease inhibitor, for the treatment of HIV. The decline in Zovirax sales reflected transfers to the newer Valtrex and generic competition.

Anti-bacterials
Anti-bacterial sales declined 12 per cent worldwide and 22 per cent in the USA. Augmentin’s US sales were down 20 per cent in the year as a result of generic competition that began in the third quarter. Four generic versions of Augmentin have been introduced in the USA following a decision by the US District Court for Eastern Virginia that held invalid GlaxoSmithKline’s patents on Augmentin expiring in 2002, 2017 and 2018. A hearing on GlaxoSmithKline’s appeal of the court’s decisions has been scheduled for 5th March 2003. US sales of Ceftin declined 80 per cent, due to generic competition which began during the first quarter, 2002.

In the USA, GlaxoSmithKline’s two new antibiotics, Augmentin ES for children, and Augmentin XR for adults, are performing well. The ES formulation, launched in the fourth quarter of 2001, now represents 49 per cent of all branded and generic Augmentin paediatric prescriptions. Based on recent weekly data, the XR formulation, launched in October, now represents 14 per cent of all branded and generic Augmentin adult prescriptions.

Metabolic and gastro-intestinal
Worldwide sales for the metabolic and gastro-intestinal category were £1.4 billion, up one per cent. The Avandia franchise (Avandia and Avandamet) grew 19 per cent for the year with US sales up 15 per cent to £688 million.

Avandamet, a combination of Avandia and metformin HCI, expanded the Avandia metabolic franchise with its US launch in the fourth quarter. Avandamet for the treatment of type 2 diabetes is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill. Since its approval by the FDA in May 1999, Avandia has been used by over four million patients worldwide.

Zantac sales were £382 million (down 21 per cent) with declines in most markets.

Vaccines
Sales of vaccines grew 16 per cent to over £1 billion, supported by the Hepatitis franchise, up 12 per cent to £483 million, with total sales in Europe growing 17 per cent. US sales grew 16 per cent from the launch of Twinrix and continued growth in Havrix, driven by new state mandates requiring Hepatitis A vaccination of school age children. Infanrix (GlaxoSmithKline’s DTPa range of combination vaccines) grew eight per cent to £254 million. Priorix and Tritanrix grew 29 per cent and 54 per cent respectively. In the USA, GlaxoSmithKline’s new Pediarix vaccine was launched in January 2003. Pediarix adds protection against hepatitis B and poliomyelitis to the Infanrix combination, and results in up to six fewer injections for infants.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	55

Pharmaceutical sales by therapeutic area 2002

0
500
1,000
1,500
2000
2,500
3,000
3,500
4,000

		Total			USA		Europe		International	
Therapeutic area/ major products	% of total	2002 £m	2001 £m	% CER* growth	2002 £m	% CER growth	2002 £m	% CER growth	2002 £m	% CER growth
CNS	**25**	**4,511**	**4,007**	**17**	**3,305**	**21**	**770**	**(2)**	**436**	**19**
Depression		**2,937**	**2,504**	**22**	**2,275**	**26**	**375**	**(2)**	**287**	**26**
Seroxat/Paxil		2,055	1,857	15	1,413	18	375	(2)	267	27
Wellbutrin		882	647	42	862	43	-	-	20	19
Migraine		**888**	**849**	**8**	**670**	**11**	**161**	**(3)**	**57**	**12**
Imigran/Imitrex		798	758	9	616	12	133	(3)	49	11
Naramig/Amerge		90	91	1	54	2	28	(3)	8	17
Lamictal		438	355	27	247	44	151	7	40	18
Requip		89	75	21	47	39	38	4	4	23
Zyban		99	129	(21)	47	(10)	27	(36)	25	(20)
Respiratory	**22**	**3,987**	**3,537**	**16**	**2,023**	**28**	**1,341**	**4**	**623**	**10**
Flixotide/Flovent, Serevent, Seretide/Advair		**2,937**	**2,410**	**25**	**1,557**	**38**	**1,018**	**8**	**362**	**27**
Seretide/Advair		1,631	850	96	876	>100	608	36	147	92
Flixotide/Flovent		783	915	(12)	387	(14)	219	(18)	177	3
Serevent		523	645	(17)	294	(20)	191	(15)	38	4
Flixonase/Flonase		534	504	10	413	15	52	(6)	69	(1)
Ventolin		265	306	(10)	8	(73)	133	(2)	124	(4)
Becotide		130	161	(18)	–	–	105	(15)	25	(30)
Anti-virals	**13**	**2,299**	**2,128**	**12**	**1,213**	**18**	**636**	**7**	**450**	**6**
HIV		**1,465**	**1,347**	**13**	**857**	**12**	**462**	**13**	**146**	**16**
Trizivir		315	167	95	200	82	103	>100	12	>100
Combivir		588	606	1	338	(2)	186	1	64	10
Epivir		295	302	1	164	6	94	(2)	37	(11)
Retrovir		50	55	(6)	23	(2)	17	(15)	10	2
Ziagen		173	167	10	101	7	53	2	19	51
Agenerase		44	50	(8)	31	(15)	9	12	4	16
Herpes		**653**	**646**	**5**	**309**	**26**	**140**	**(12)**	**204**	**(7)**
Valtrex		425	350	26	275	35	73	4	77	20
Zovirax		228	296	(19)	34	(17)	67	(24)	127	(18)
Zeffix		123	103	23	12	69	16	34	95	18
Anti-bacterials	**12**	**2,210**	**2,604**	**(12)**	**975**	**(22)**	**696**	**(2)**	**539**	**(4)**
Augmentin		1,191	1,421	(14)	704	(20)	315	(3)	172	(3)
Zinnat/Ceftin		243	409	(39)	34	(80)	117	(5)	92	(8)
Fortum		201	209	(1)	37	(6)	96	4	68	(5)
Amoxil		136	149	(5)	32	9	45	(12)	59	(7)
Metabolic and gastro-intestinal	**8**	**1,429**	**1,480**	**1**	**784**	**12**	**241**	**(20)**	**404**	**(4)**
Avandia		809	707	19	688	15	42	31	79	65
Zantac		382	505	(21)	86	(16)	116	(30)	180	(18)
Vaccines	**6**	**1,080**	**948**	**16**	**290**	**16**	**468**	**17**	**322**	**15**
Hepatitis		483	445	12	211	18	204	10	68	2
Infanrix		254	238	8	79	14	117	–	58	18
Oncology and emesis	**5**	**977**	**838**	**21**	**740**	**26**	**152**	**5**	**85**	**8**
Zofran		708	601	22	525	28	117	7	66	8
Hycamtin		94	90	7	63	10	24	3	7	(2)
Cardiovascular	**4**	**655**	**591**	**14**	**430**	**16**	**147**	**7**	**78**	**16**
Coreg		306	251	27	295	27	–	–	11	27
Arthritis *(Relafen)*	**1**	**23**	**156**	**(84)**	**8**	**(93)**	**6**	**(38)**	**9**	**(21)**
Other	**4**	**824**	**916**	**(5)**	**29**	**(49)**	**244**	**5**	**551**	**(5)**
Total sales	**100**	**17,995**	**17,205**	**8**	**9,797**	**13**	**4,701**	**2**	**3,497**	**4**

Back to Contents
56	GlaxoSmithKline Operating and financial review and prospects

Cardiovascular and urogenital
In 2002, Coreg sales grew 27 per cent to £306 million, benefiting throughout the year from its new indication for the treatment of severe heart failure.

In November 2002, Levitra (vardenafil) a new agent for the treatment of erectile dysfunction, received a positive opinion from the European CPMP. The first launch in Europe is planned for March 2003. The FDA issued an approvable letter for Levitra in 2002 and launch is expected in the USA in 2003. Levitra was researched and developed by Bayer AG and will be co-promoted with GlaxoSmithKline.

In January 2003, GlaxoSmithKline launched Avodart (dutasteride), a DHT inhibitor, for the treatment of symptomatic benign prostatic hyperplasia (BPH), in the USA. GlaxoSmithKline plans to market Avodart in all major European countries with launches in the first half of 2003. Also in January 2003, the Cardiovascular and Renal Drugs Advisory Committee of the FDA unanimously supported the use of Coreg in patients who have had a heart attack and who have left ventricular dysfunction. The recommendation was based on data that showed early long-term treatment of these patients with Coreg could reduce the risk of death by 23 per cent.

Oncology and emesis
Sales of Zofran grew 22 per cent to £708 million, driven by a strong US performance, up 28 per cent to £525 million.

Other therapeutic areas
Sales of Relafen for arthritis fell reflecting generic competition in the USA.

Regional analysis

USA
The USA reported 13 per cent sales growth in the year and this business currently represents 54 per cent of total pharmaceutical sales. Sales growth in the central nervous system products of 21 per cent was driven by Wellbutrin, reflecting increased prescribing by primary care physicians and psychiatrists, and Paxil following the launch of the CR formulation in April 2002. Lamictal, indicated for epilepsy, recorded sales growth of 44 per cent. Advair maintained its strong growth with sales of £876 million driving the overall respiratory sales growth of 28 per cent. However this adversely affected sales of its constituent products, Flovent and Serevent, which both showed declines. Flonase indicated for the treatment of perennial rhinitis grew strongly by 15 per cent.

Sales in the anti-virals therapeutic area grew 18 per cent led by a strong performance of Trizivir, up 82 per cent, which partially drew sales from its constituent products, and Valtrex, up 35 per cent.

Sales of Avandia increased by 15 per cent, benefiting from the launch of Avandamet in November 2002, but the continued decline in Zantac sales held the metabolic and gastro-intestinal category growth to 12 per cent. Anti-bacterial sales declined as Augmentin started to experience generic competition in the second half of the year. In the cardiovascular franchise, Coreg sales increased to £295 million reflecting improved market share.

Europe
Europe region contributed 26 per cent of pharmaceutical sales. Although overall sales growth in the region was only two per cent, good growth was recorded in several markets including Spain and Central and Eastern Europe, but government healthcare reforms, including pricing and reimbursement restrictions, adversely affected sales in Italy. Seretide, GlaxoSmithKline’s largest selling product in Europe, reported notable growth in France, Germany, Spain and the UK, although this was partly offset by expected declines in Serevent and Flixotide. Trizivir showed strong growth in all of the major markets in the region. The decline in sales of the Herpes franchise was mainly as a result of generic competition for Zovirax and patients switching to the newer Valtrex product.

International
A four per cent sales growth in the International region reflected a mixture of good growth in the Middle East and Africa, Canada and Asia Pacific and a decline of seven per cent in sales in Latin America, principally because of poor economic conditions in Mexico and Brazil. In addition, Mexico suffered from a re-alignment of wholesaler stock levels.

Overall International growth was driven by Seretide, Seroxat/Paxil, Avandia and vaccines, partly offset by declines in Zantac and Zovirax.

The Asia Pacific area grew due to the performance of Seretide, and vaccines. Strong growth in a number of markets was partly offset by lower growth of three per cent in the largest market, Australia, reflecting reduced sales of Zyban and Zantac.

Pharmaceutical sales by geographic area 2002

*	CER represents sales growth at constant exchange rates. Sterling growth can be calculated from the figures given above. An analysis of sales by quarter is given in the Financial record (pages 144 to 147). Sales by market within Europe are adjusted for the effects of parallel trade (cross-border imports from low-priced markets).

The market growth in Japan reflected strong growth of Paxil and Flixotide/Flovent partly offset by the decline of the older product Zantac, and government price reductions.

The Middle East and Africa area followed the trends of most other markets with growth in Seretide, Avandia, vaccines and HIV. Vaccines grew 57 per cent and the respiratory franchise 18 per cent.

In Canada growth was driven by Seretide, Paxil, Avandia and Anti-virals partly offset by lower sales of anti-bacterials.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	57

Consumer Healthcare sales
	2002	2001
	£m	£m	CER%

OTC medicines	1,586	1,603	4
Analgesics	320	335	1
Dermatological	188	190	5
Gastro-intestinal	312	342	(1)
Respiratory tract	161	164	2
Smoking control	378	337	16
Natural wellness support	162	158	5
Oral care	1,052	1,106	(2)
Nutritional healthcare	579	575	3

Total Consumer Healthcare sales	3,217	3,284	2

The growth in Consumer Healthcare sales of two per cent to £3,217 million was due to an OTC medicines sales increase of four per cent and a Nutritional Healthcare increase of three per cent partly offset by a decline in Oral care sales of two per cent.

OTC medicines
Smoking control sales growth was driven by the performance of Nicoderm/Niquitin/Nicabate. In the USA Nicoderm grew strongly despite competition from private label and the launch of competitor patches. The NiQuitin Lozenge, Commit, was launched in the USA, in November. Clinical studies show that Commit can help smokers who have tried to quit before. In analgesics Panadol recorded good sales growth of five per cent, partly offset by declines in a number of other brands. Abreva in the USA and Zovirax in Europe, both for the treatment of cold sores, drove dermatological sales growth of five per cent. In gastro-intestinal, sales of Citrucel rose by 19 per cent but this was offset by declines in Tums and Tagamet.

Oral care
Oral care sales grew marginally in Europe but declined in the highly competitive US market. Overall Oral care sales declined two per cent, principally as a result of reduced Aquafresh sales; although an increase in Sensodyne sales partially offset this.

Nutritional healthcare
In Nutritional healthcare Lucozade and Ribena reported strong growth in Europe, driven by increased availability and promotion. Horlicks sales declined primarily in International markets.

Trading profit – business performance

To illustrate GlaxoSmithKline business performance in 2002, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 76 and 77 prepared in accordance with UK GAAP.

	2002		2001

	£m	%	£m	%	CER%

Sales	21,212	100.0	20,489	100.0	7

Cost of sales	(4,243)	(20.0)	(4,430)	(21.6)	(2)
Selling, general and administration	(7,543)	(35.5)	(7,451)	(36.4)	5
Research and development	(2,732)	(12.9)	(2,555)	(12.5)	9

Trading profit	6,694	31.6	6,053	29.5	15

Cost of sales
Cost of sales reduced as a percentage of sales as a result of benefits arising from merger and manufacturing restructuring savings, movements in stock provisions and a favourable regional mix.

Selling, general and administration
Selling, general and administration costs benefited from cost savings arising from merger integration implementation and other initiatives. Together these produced a reduction of 0.9 percentage points relative to 2001 for the expenses expressed as a percentage of sales.

Research and development
Research and development (R&D) increased nine per cent reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.6 per cent of pharmaceutical sales in the year.

Trading profit
Business performance trading profit was £6,694 million with a growth of 15 per cent, stronger than sales growth of seven per cent, demonstrating an improved trading margin of 2.1 points to 31.6 per cent compared with 2001. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives.

Profit before taxation - business performance

The analysis and discussion below of profit before taxation relates to business performance.

	2002	2001
Other operating income/(expense)	£m	£m

Royalties and other income	75	34
Other operating expense	(209)	(126)

	(134)	(92)
Income from equity investments and
other disposals	23	129

	(111)	37

Other operating income/(expense) includes litigation costs, costs associated with product liability claims and other costs in respect of product withdrawals, equity investment write-downs due to adverse stock market conditions, royalty income, product disposals and equity investment sales.

Other operating expenses were £111 million in the year compared with £37 million income in 2001. The year on year movement reflects higher provisions in 2002 for product liability and other claims, and lower 2002 proceeds from disposals and equity investment sales.

Profit on disposal of interest in associate
There were no disposals of interest in associates in 2002. In 2001 the Group sold 1.5 million shares in Quest Diagnostics, Inc. realising a gain of £96 million.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics, Inc.

Back to Contents
58	GlaxoSmithKline Operating and financial review and prospects

	2002	2001
Net interest payable	£m	£m

Interest payable	(206)	(198)
Investment income	73	129

	(133)	(69)
Share of interest payable of associate	(8)	(19)

	(141)	(88)

Net interest payable increased compared with 2001 largely as a result of a higher average level of net debt driven by the use of cash to fund the Group’s share buy-back programme. The benefit of a smaller number of shares in issue is reflected in earnings per share.

Profit on ordinary activities before taxation
Other operating income/(expense), together with the disposal of part of the interest in an associate in 2001, reduced profit by £111 million in 2002, but added £133 million to profit in 2001. Taking account of the contribution from associates and net interest payable, business performance profit before tax was £6,517 million, compared with £6,169 million in 2001, an increase of 11 per cent.

Merger items, restructuring costs and disposal of businesses

The key items in 2002 are discussed below.

Merger and Manufacturing restructuring
GlaxoSmithKline has made good progress with its merger and manufacturing restructuring plans and remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by 2003, excluding benefits from the Block Drug acquisition. The estimated cost of achieving this remains around £3.8 billion, of which £3.4 billion had been charged by 31st December 2002.

Costs of £972 million were incurred in the year in respect of merger and manufacturing restructuring. After tax relief of £249 million, the net charge was £723 million. The costs in 2002 include severance, asset write-downs, professional fees and site closure.

Block Drug Company, Inc.
GlaxoSmithKline acquired Block Drug in January 2001. The costs incurred in integrating this business were £60 million in 2002 including redundancies, asset write-downs and site closures.

Disposal of businesses
The profit on disposal of businesses in 2002 of £21 million reflects the final settlements regarding merger related product disposals and the disposal of the Healthcare Services businesses in 1999.

Trading profit – Statutory
		2002		2001

	£m	%	£m	%	CER%	£%

Sales	21,212	100	20,489	100	7	4

Cost of sales	(4,609)	(21.7)	(4,733)	(23.1)	–	(3)
Selling, general and administration	(8,041)	(37.9)	(8,408)	(41.1)	(1)	(4)
Research and development	(2,900)	(13.7)	(2,651)	(12.9)	12	9

Trading profit	5,662	26.7	4,697	22.9	26	21

Statutory results, which include merger items, integration and restructuring costs, and the disposal of subsidiaries delivered trading profit of £5,662 million on sales of £21,212 million.

Taxation		2001
	2002	(restated)
	£m	£m

Business performance	(1,760)	(1,655)
Merger, restructuring and disposal of subsidiaries	299	322

	(1,461)	(1,333)

Business performance taxation
The charge for taxation on business performance profit of £1,760 million represents an effective tax rate of 27.0 per cent. This represents an increase compared with the effective rate for 2001 which was 26.8 per cent, as restated for the implementation of FRS 19 ‘Deferred Tax’.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of Zantac, in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group’s estimation of its taxation liabilities. The IRS claims, which are not completely quantified, continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries.

Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the matter may have to be resolved by litigation.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

The Group has implemented the new Financial Reporting Standard, FRS 19 ‘Deferred tax’, in 2002, which requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as before. For the full year 2001 the business performance tax charge is increased by £8 million, and the overall tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

Merger and restructuring
The credit for taxation on merger and restructuring items amounting to £299 million reflects the estimated actual tax rate applicable to the transactions in the territories in which they arise.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	59

Earnings			2001
	2002		(restated)		CER%	£%

Earnings (£m)	3,915		3,053		35	28
Basic earnings per share	66.2	p	50.3	p	38	32
Basic earnings per ADS	$1.99		$1.45		38	32

Adjusted earnings (£m)	4,627		4,383		11	6
Adjusted earnings per share	78.3	p	72.3	p	13	8
Adjusted earnings per ADS	$2.35		$2.08		13	8

Weighted average number
of shares (millions)	5,912		6,064

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance which is the primary measure used by management. Adjusted earnings increased by 11 per cent. Adjusted earnings per share increased 13 per cent reflecting the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

At actual rates of exchange business performance EPS increased eight per cent in sterling terms, compared with 13 per cent in CER terms. The adverse currency impact on EPS of five per cent in the year reflected the significant weakening of the US dollar relative to 2001 and compares with a three per cent adverse currency impact on sales. This difference principally arises from a different mix of currencies in profits compared with sales.

Taken together with other expenses, taxation and product divestments this resulted in EPS of 66.2 pence compared with 50.3 pence in 2001 and a diluted EPS of 66.0 pence compared with 49.9 pence in 2001. Merger and manufacturing restructuring costs were lower in 2002 than in 2001 and as a result, the sterling based growth in EPS of 32 per cent was significantly higher than the CER based growth in business performance EPS despite the overall negative impact of currencies in 2002.

Dividend
The Board has declared a fourth interim dividend of 13 pence per share making a total for the year of 40 pence per share. This compares with a dividend of 39 pence per share for 2001.

Critical accounting policies

The consolidated financial statements are prepared in accordance with UK generally accepted accounting principles, following the accounting policies approved by the Board and described in Note 2 to the Financial statements, ‘Accounting policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting policies adopted.

Sales
Gross sales are reduced by discounts and allowances which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. A provision is made at the time of sale for the estimated discount or allowance payable. These amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. Future events could cause the assumptions on which the discounts are based to change, which could affect the future results of the Group.

Legal and other disputes
GlaxoSmithKline provides for anticipated settlement costs and associated expenses arising from asserted claims against the Group where a reasonable estimate may be made of the likely outcome of the dispute. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. No provisions have been made for unasserted claims or for claims for which no reasonable estimate of the likely outcome can yet be made. The ultimate liability for pending and unasserted claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Intangible assets
Where intangible assets are acquired by GlaxoSmithKline from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised over their estimated useful lives, but not exceeding 15 years. Estimated useful lives are reviewed annually and impairment reviews are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have a long-term value to the Group. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment reviews. Future events could cause the values of these intangible assets to be impaired and this would have an adverse effect on the future results of the Group.

Impairment of fixed assets
The carrying values of fixed assets subject to depreciation and amortisation are reviewed for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of net realisable value and value in use, measured by reference to discounted cashflows. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Investment in own shares
GlaxoSmithKline has invested in its own shares through Employee Share Ownership Trusts in order to meet obligations arising from certain of the company’s employee share option schemes. These shares are held at cost, less a provision to recognise any shortfall in the proceeds receivable from the employee on exercise, unless management believes there to be a permanent impairment in their value in relation to the period of time over which the related share options may be exercised. Any impairment would have an adverse effect on the results of the Group in that accounting period.

Pensions and post-retirement benefits
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account in accordance with SSAP 24 over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management as disclosed in Note 33 to the Financial statements, ‘Employee costs’. This Note also gives the additional disclosures required by FRS 17 ‘Retirement Benefits’. The selection of different assumptions could affect the future results of the Group.

Back to Contents
60	GlaxoSmithKline Operating and financial review and prospects

Financial position and resources

Financial position

A summarised, re-classified presentation of the Group balance sheet is set out below:

		2001
	2002	(restated)
	£m	£m

Goodwill	171	174
Intangible fixed assets	1,637	1,673
Tangible fixed assets	6,649	6,845
Investments	456	477
Working capital	4,880	4,958
Other debtors and creditors	(2,695)	(2,708)
Provisions	(2,091)	(1,810)
Taxation	(1,449)	(1,672)
Deferred taxation	631	744

Net operating assets	8,189	8,681
Own shares	2,826	2,936
Dividends payable	(1,292)	(1,264)
Net debt	(2,335)	(2,101)

Net assets	7,388	8,252

Shareholders’ funds	6,581	7,390
Minority interests	807	862

Financing of net assets	7,388	8,252

Investments
GlaxoSmithKline had investments at 31st December 2002 with a carrying value of £456 million (2001– £477 million). The market value at 31st December 2002 was £1,220 million (2001– £1,819 million). The investments, which include associates and joint ventures, are mainly in equity shares where the holding derives directly from the Group’s business, including in connection with a research collaboration, as access to biotechnology developments of potential interest, or arising from a business divestment.

Own shares
At 31st December 2002 the ESOTs held 181.3 million GlaxoSmithKline shares, at a carrying value of £2,826 million and market value of £2,161 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made.

Other debtors and creditors
Net other creditors remained in line with 2001 as an increase in prepaid pension contributions offset increased accruals for sales-related rebates and returns.

Provisions
The Group carried provisions of £2,833 million at 31st December 2002 in respect of estimated future liabilities, of which some £921 million related to pensions and other post-retirement benefits for employees. Provision has been made for tax, legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed. In the case of merger integration and manufacturing restructuring the majority of the remaining costs are expected to be recognised by the end of 2003.

Net debt
Group net debt at 31st December comprised:
	2002	2001
	£m	£m

Cash and liquid investments	2,308	2,131
Borrowings – repayable within one year	(1,551)	(2,124)
Borrowings – repayable after one year	(3,092)	(2,108)

Net debt	(2,335)	(2,101)

Net debt increased in 2002 to £2,335 million primarily due to the use of cash to fund the purchase of shares by the company for cancellation totalling £2,220 million and the special cash contributions of £320 million into the Group’s pension funds.

Pensions
The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2002 show a net deficit of £1,262 million after allowing for deferred taxation (2001 – £457 million). In the fourth quarter of 2002 special cash contributions of £320 million were made to reduce the funding deficit.

The company will review this position annually and will make further contributions as appropriate. Pension service costs will be higher in 2003 by more than £100 million and this has been taken account of in the earnings guidance.

Shareholders’ funds
A summary of the movements in equity shareholders’ funds is set out below.

		2001
	2002	(restated)
	£m	£m

At beginning of year as previously reported	7,517	7,711
Prior year adjustment -
implementation of FRS 19	(127)	(121)

At beginning of year as restated	7,390	7,590
Profit for the year	3,915	3,053
Dividends	(2,346)	(2,356)
Shares issued on exercise of share options	56	144
Shares purchased and cancelled	(2,220)	(1,274)
Exchange movements	(154)	(123)
Goodwill written back	–	356
UK tax on exchange movements	(67)	–
Unrealised gain on equity investment	7	–

At end of year	6,581	7,390

Equity shareholders’ funds decreased from £7,390 million at 31st December 2001 to £6,581 million at 31st December 2002. The decrease arises from the value of shares purchased and cancelled and exchange movements on overseas net assets exceeding retained profits.

Commitments and contingent liabilities
Financial commitments are summarised in Note 26 to the Financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long term debt are set out in Note 24, ‘Contingent liabilities’ and Note 25 to the Financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits, restructuring and integration plans and legal, environmental and other disputes are set out in Note 23 to the Financial statements, ‘Provisions for liabilities and charges’.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	61

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	4,630	1,550	983	311	1,786
Finance lease obligations	13	1	3	2	7
Operating lease
commitments	702	168	177	108	249
Intangible fixed assets	1,410	214	282	262	652
Tangible fixed assets	382	325	54	3	–
Other commitments	162	63	75	20	4

Total	7,299	2,321	1,574	706	2,698

Intangible fixed asset commitments made in 2002 under licensing and other agreements, were principally with elbion AG, Adolor Corporation, Theravance, Inc and Unigene Laboratories, Inc. Payments become due if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above represent the maximum that would be paid if all milestones are achieved.

Pension commitments are provided in Note 33 to the Financial statements, ‘Employee costs’.

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees and other items arising in the normal course of business and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	118	80	–	11	27
Other contingent liabilities	20	2	11	3	4

Total	138	82	11	14	31

In the normal course of business the Group has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 23 to the Financial statements, ‘Provisions for liabilities and charges’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 64 and 65.

The effect of transfer pricing issues on taxation are inevitable for a global business such as GlaxoSmithKline. The Group has had significant open issues relating to transfer pricing for a number of years. On the basis of external professional advice, provision is made for those liabilities likely to arise from open assessments. This is discussed further in Note 12 to the Financial statements, ‘Taxation’.

Cashflow
A summary of Group cashflow is set out below:

	2002	2001
	£m	£m

Total operating cash flow	7,255	6,507
Dividends from associates	2	–
Net interest, minority and preference share dividends	(237)	(191)
Tax payments	(1,633)	(1,717)

Free cash flow	5,387	4,599
Net capital expenditure	(1,167)	(1,240)

Net cash from operations	4,220	3,359
Dividends on shares	(2,327)	(2,325)
Business acquisitions	(25)	(747)
Business disposals	6	66
Sale less purchase of equity investments	(10)	92
Sale less purchase of interest in associates	(5)	80
Purchase of own shares for share options	–	(795)
Use of own shares on exercise of share options	58	194
Shares issued on exercise of share options	56	144
Purchase of shares for cancellation	(2,220)	(1,274)
Redemption of preference shares issued by a subsidiary	–	(457)
Product divestments	(1)	(30)
Other movements including exchange	14	203

Increase in net debt	(234)	(1,490)

The net cash inflow from total operating activities was £7,255 million, an increase of £748 million over 2001.

After merger and restructuring items of £669 million, net interest payments, minority and preference share dividends and tax payments, free cash flow, representing cash flow before discretionary spending, amounted to £5,387 million, an increase of £788 million over 2001.

Capital expenditure on tangible and intangible fixed assets amounted to £1,226 million in 2002 (2001– £1,311 million). Disposals realised £59 million (2001– £71 million).

A total of £15 million (2001– £172 million realised) was spent on purchases, less sales, of investments in equity shares.

Group purchases of its own shares in the market for cancellation amounted to £2,220 million of which £219 million relates to the new buy-back programme.

No shares of GlaxoSmithKline plc were purchased by the ESOTs to satisfy future exercises of options and awards under employee share incentive schemes (2001– £795 million). A total of £114 million (2001– £338 million) was received on employees’ exercise of share options: exercises satisfied from shares previously purchased by the ESOTs yielded £58 million (2001– £194 million); exercises satisfied from the issue of new shares yielded £56 million (2001– £144 million).

Future cashflow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine commitments including tax and dividends, subject to the risk factors discussed on pages 64 and 65.

Back to Contents
62	GlaxoSmithKline Operating and financial review and prospects

In 2003 and subsequent years the Group expects further cash outflows from integrating the operations of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business, as well as further cash outflows from the continued implementation of manufacturing restructuring plans.

In October 2002, GlaxoSmithKline commenced a new £4 billion share buy-back programme. This followed the completion of the £4 billion buy-back programme announced in 2001. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors. In the period 1st January 2003 to 3rd March 2003 a further 9,350,000 shares had been purchased and cancelled at a cost of £105 million.

The Group may from time to time have additional demands for finance, such as for acquisitions. The Group has access to other sources of liquidity from banks and other financial institutions, in addition to the cashflow from operations, for such needs.

The book value of net assets decreased from £8,252 million at 31st December 2001 to £7,388 million at 31st December 2002, a decrease of £864 million. This reflects the purchase and cancellation of shares under the share buy-back programme and the effect on net assets of exchange rate movements, partly offset by retained profits of £1,569 million, after providing for the 2002 dividends.

Payment policies

Group companies are responsible for monitoring and managing their working capital. The terms of sales collections and supplier payments will reflect local commercial practice.

In the UK, the company and each of its UK subsidiaries have policies to ensure that suppliers are paid on time. In particular, the UK companies seek:

•	to settle terms of payment with suppliers when agreeing the terms of the transaction
•	to ensure that suppliers are made aware of the agreed terms of payment
•	to abide by the terms of payment.

The policy includes arrangements for accelerated payment of small suppliers.

Payment performance
At 31st December 2002, the average number of days’ purchases represented by trade and fixed asset creditors of the company was nil days (2001– nil days) and in respect of the company and its UK subsidiaries in aggregate was 18 days (2001– 24 days).

Treasury policies

GlaxoSmithKline plc is a UK based business, reporting in sterling and paying dividends out of sterling profits.

The role of Corporate Treasury in GlaxoSmithKline is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by a Treasury Management group. GlaxoSmithKline maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Liquidity
The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades. Due to the nature of the Group’s business, with patent protection on many of the products in the Group’s portfolio, the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group’s operating subsidiaries are substantially cash generative.

Operating cashflow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group will, from time to time, have additional demands for finance, such as for share purchases and acquisitions.

GlaxoSmithKline operates at low levels of net debt. In addition to the strong positive cashflow from normal trading activities, additional liquidity is readily available via its commercial paper programme. Current back-up facilities, including committed lines of credit, support issuance under the $10 billion commercial paper programme of up to $4 billion.

The Group also has an uncommitted Euro Medium Term Note programme of £5 billion, of which £1,807 million was in issue at 31st December 2002, and plans to establish a similar uncommitted borrowing programme in the USA during 2003.

Treasury operations
The objective of treasury activity is to manage the post-tax net cost/income of financial operations to the benefit of Group earnings. Corporate Treasury does not operate as a profit centre.

GlaxoSmithKline uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from those operations. Financial instruments comprise cash and liquid resources, borrowings and spot foreign exchange contracts.

A number of derivative financial instruments are used to manage the market risks from Treasury operations. Derivative instruments, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into the currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.

GlaxoSmithKline balances the use of borrowings and liquid assets having regard to: the cash flow from operating activities and the currencies in which it is earned; the tax cost of intra-Group distributions; the currencies in which business assets are denominated; and the post-tax cost of borrowings compared to the post-tax return on liquid assets.

Liquid assets surplus to the immediate operating requirements of Group companies are invested and managed centrally by Corporate Treasury. Requirements of Group companies for operating finance are met whenever possible from central resources.

External borrowings, mainly managed centrally by Corporate Treasury, comprise a portfolio of long and medium-term instruments and short-term finance.

GlaxoSmithKline does not hold or issue derivative financial instruments for trading purposes and the Group’s Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	63

Funding, maturity and counterparty risk
The Group invests centrally managed liquid assets primarily in Government bonds and short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1 from Standard and Poor’s and Moody’s Investors’ Services respectively. The Group manages its net borrowing requirement through a portfolio of long and medium-term borrowings, including bonds, together with short-term finance under the US dollar commercial paper programme. In 2002, a £500 million, 4.875 per cent coupon bond and two US dollar denominated, floating rate bonds totalling $495 million were issued under the European Medium Term Note programme. The Group also raised $500 million floating rate debt through a private financing arrangement.

The Group’s medium-term borrowings mature at dates between 2004 and 2008, the private financing matures in 2032, and the long-dated sterling bond matures in 2033. The private financing may be redeemed by GlaxoSmithKline at any time and, in particular, in the event of any accelerating event that would increase the cost of funding for the Group. The Group also has outstanding $500 million of Flexible Auction Market Preferred Stock (Flex AMPS) and $400 million of Auction Rate Preference Stock (ARPS), originally issued in 1996. $250 million of the Flex AMPS may be redeemed by GlaxoSmithKline at any time after July 2003. The remainder of the Flex AMPS and the ARPS may be redeemed by GlaxoSmithKline at any time.

GlaxoSmithKline’s long-term debt rating is AA from Standard and Poor’s and Aa2 from Moody’s Investors’ Services. The agencies’ short-term rating for paper issued under the Group’s commercial paper programme is A-1+ and P-1 respectively.

Foreign exchange risk management
In GlaxoSmithKline, foreign currency transaction exposure arising on normal trade flows both in respect of external and intra-Group trade is not hedged. GlaxoSmithKline’s policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cashflows are hedged selectively under the management of Corporate Treasury.

A significant proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US dollar denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal overseas assets. Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Based on the composition of net debt at 31st December 2002 a 10 per cent appreciation in sterling against major currencies would result in a reduction in the Group’s net debt of approximately £145 million. A 10 per cent weakening in sterling against major currencies would result in an increase in the Group’s net debt of approximately £177 million.

Interest rate risk management
GlaxoSmithKline’s policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. All interest rate derivative instruments are accounted for as hedges of the relevant assets or liabilities.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into originating currency.

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt at 31st December 2002 a one percentage point (100 basis points) increase or decrease in average interest rates would result in a negligible change in the Group’s annual interest expense.

Equity risk management
Equity investments classified as current assets are available for sale and the Group manages disposals to meet overall business requirements as they arise. The Group regularly monitors the value of its equity investments and only enters into hedges selectively with the approval of the Board.

Financial assets and liabilities
An analysis of net debt is given in Note 25 to the Financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value and a reconciliation to net debt are given in Note 32 to the Financial statements, ‘Financial instruments and related disclosures’, together with a discussion of derivative financial instruments and quantitative disclosures about market risk in accordance with the requirements of Financial Reporting Standard 13.

The Group continues to benefit from strong positive cashflow. Group net debt would have decreased significantly in the year to 31st December 2002, except for the Group’s purchase of its own shares in the market of £2,220 million.

The financial assets and liabilities at 31st December 2002 are representative of the treasury policies and strategies of GlaxoSmithKline, applied consistently during the year. There were no significant changes in such policies throughout the year.

ESOT share purchases and shares purchased for cancellation
In 2002 the ESOTs did not make any market purchases of shares in GlaxoSmithKline plc (2001 – £795 million). The shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of options where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares.

The shares held by the Trusts are matched to options granted and diminish the dilutive effect of new share issues on shareholders' capital and earnings.

At the 2002 Annual General Meeting, shareholders renewed approval for GlaxoSmithKline to make market purchases of its own shares. In September 2002, the £4 billion share repurchase programme announced in October 2001 was completed. On 23rd October 2002, GlaxoSmithKline announced a further share repurchase programme of £4 billion. The exact amount and timing of future purchases will depend on market conditions and other factors. In 2002, GlaxoSmithKline purchased 155.7 million shares for cancellation, at a total cost of £2,220 million.

Back to Contents
64	GlaxoSmithKline Operating and financial review and prospects

Outlook and risk factors

Outlook

Pharmaceutical sales growth of existing products is a key driver of GlaxoSmithKline’s current business performance. The Group plans to launch 12 new products and line extensions over the next two years.

Merger and manufacturing restructuring savings in 2002 were estimated to be £1.6 billion. The Group is on track to deliver total annual merger and manufacturing restructuring savings, before R&D reinvestment, of at least £1.8 billion by the end of 2003. These savings are measured against the projected levels of expenditure in 2003 forecast by Glaxo Wellcome and SmithKline Beecham immediately prior to the merger.

GlaxoSmithKline is engaged in legal proceedings regarding validity and infringement of the Group’s patents relating to many of its products in particular those relating to Augmentin, Paxil / Seroxat and Wellbutrin. These are discussed in the risk factors below and in Note 30 to the Financial statements, ‘Legal proceedings’.

As a result of these pending matters, the possible timing of generic competition to Paxil in the USA is unclear. Consequently, GlaxoSmithKline’s published earnings guidance for 2003 remains as previously stated. The guidance is for high single digit percentage growth in business performance earnings per share at constant exchange rates assuming there is no generic competition to Paxil in the USA. If a generic launch of paroxetine hydrochloride became imminent, GlaxoSmithKline would reassess this guidance.

The Group has net debt of £2.3 billion, which is low relative to its market capitalisation and this positions it to take advantage of any opportunities that might arise to build the business.

There are risks and uncertainties inherent in the business which may affect future performance including expected earnings growth. These are discussed in ‘Risk factors’ below.

Risk factors

There are risks and uncertainties relevant to the Group’s business. The factors listed below are those that the Group thinks could cause the Group’s actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Group.

The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures.

In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products are set out under ‘Description of Business – Patents’ on page 23.

Generic drug manufacturers are seeking to market generic versions of a number of the Group’s most important products, including Paxil and Wellbutrin, prior to the expiration of the Group’s patents, and may do so for other products in the future. Generic products competitive with Augmentin were launched in the USA in 2002 and had a significant impact on the Group’s sales and earnings. Efforts by generic manufacturers may involve challenges to the validity of a patent or the assertion that the alternative compounds do not infringe the Group’s patents. If the Group is not successful in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest margins and most sales of any country, during the patent protection period, the Group’s revenues and margins would be adversely affected. See Note 30 to the Financial statements, ‘Legal proceedings’ for a discussion of patent-related proceedings in which the Group is involved.

In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. In addition, in an effort to control public health crises, some developing countries, such as South Africa and Brazil, have recently announced plans for substantial reductions in the scope of patent protection for pharmaceutical products. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. Any loss of patent protection is likely to affect adversely the Group’s operating results.

Pharmaceutical product prices are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private healthcare providers) have the economic power to exert substantial pressure on prices. The Group cannot predict whether existing controls will increase or new controls will be introduced that will reduce the Group’s margins or affect adversely its ability to introduce new products profitably.

For example, in the USA, where the Group has its highest margins and most sales of any country, pricing pressures could significantly increase if various proposals under consideration to reform Medicare, or for other federal or state programmes to control the cost of pharmaceuticals, are adopted. If the Medicare programme were to provide outpatient pharmaceutical coverage for its beneficiaries, the US government, through its enormous purchasing power under the programme, could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ drug programmes, including importation from other countries and bulk purchasing of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which would be likely to increase with Medicare reform, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA.

The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products. In some countries, including the USA and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The Group expects that this trend will continue and will extend to other countries.

Back to Contents
Operating and financial review and prospectsGlaxoSmithKline	65

Stricter regulatory controls also heighten the risk of withdrawal by regulators of an approval previously granted, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, in some cases the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action.

Continued development of commercially viable new products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales. Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the process, and one or more late-stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but, after significant investment, fail to reach the market or have only limited commercial success as a result of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture or infringement of patents or other intellectual property rights of others.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. See Note 30 to the Financial statements,‘Legal proceedings’ for a discussion of proceedings in which the Group is currently involved. Litigation, particularly in the USA, is inherently unpredictable. Class actions that sweep together all persons who were prescribed the Group’s products may inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, may represent potentially open-ended exposure. Unfavourable resolution of these and similar future proceedings may be material to the Group’sfinancial results. The Group may also make material provisions related to legal proceedings, which would reduce its earnings.

Recent loss experience within the insurance industry as a whole, including pharmaceutical product liability exposures, has increased the cost of insurance coverage for pharmaceutical companies generally, including the Group. In order to contain insurance costs in 2002 and 2003 the Group has adjusted its coverage profile, accepting a greater degree of un-insured exposure.

The Group is responding to governmental investigations in the USA into pricing, marketing and reimbursement of several prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments and proceedings initiated against GlaxoSmithKline by or on behalf of consumers and private payers. Unfavourable resolution of these and any similar future government investigations may be material to the Group’s financial results. The Group may also make material provisions related to such investigations, which would reduce its earnings.

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. See Note 30 to the Financial statements,‘Legal proceedings’ for a discussion of environmental-related proceedings in which the Group is involved.

The Group had eight products with over £700 million ($1.05 billion) in annual global sales in 2002. Among these products are Paxil/Seroxat and Wellbutrin, with respect to which the Group is currently defending its intellectual property rights in the USA. If these or any of the Group’s other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competing products, or if a new, more effective treatment should be introduced, the impact on the Group’s financial results could be significant.

The Group conducts a substantial portion of its operations outside the United Kingdom. Fluctuations in exchange rates between sterling and other currencies, especially the US dollar and the Euro, materially affect the Group’s financial results.

The Group is increasingly dependent on information technology systems, including internet based systems, for internal communication as well as communication with customers and suppliers. Any significant disruption of these systems, whether due to computer viruses or other outside incursions, could materially and adversely affect the Group’s operations.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future financial results.

The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the United Kingdom.

Changes in tax laws or in their application with respect to matters, such as transfer pricing (see Note 12 to the Financial statements, ‘Taxation’), that relate to the portion of the Group’s earnings taxed at more favourable rates could increase the Group’s effective tax rate and adversely affect its financial results.

New or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards could have a material adverse impact on the Group’s financial results.

Back to Contents

66	GlaxoSmithKline Operating and financial review and prospects

2001 Year

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2001 with the results for the year to 31st December 2000.

Exchange

On average during 2001 sterling exchange rates were weaker against the US dollar and the Euro and stronger against the Yen compared with 2000. In aggregate, currency movements in 2001 compared with 2000 had a net favourable effect on sterling results of two per cent in respect of sales and five per cent in respect of business performance earnings per share.

Pharmaceutical sales

Total pharmaceutical sales in 2001 were £17,205 million compared to £15,429 million in 2000, an increase of nine per cent. On a like for like basis, if sales of products divested in 2000 as part of the regulatory approval for the merger of Glaxo Wellcome and SmithKline Beecham were excluded, sales grew 12 per cent from £14,982 million in 2000. Approximately one per cent of this overall growth came from price increases.

Within GlaxoSmithKline’s existing portfolio, sales of new products, those launched in a major market within the last five years, accounted for 22 per cent of total sales and grew by 48 per cent to £3,709 million. Sales of the more established, franchise products amounted to £9,481 million representing 55 per cent of total sales and growth of 11 per cent compared to last year. Older products, less actively promoted, at £4,015 million accounted for 23 per cent of total sales, and declined by seven per cent.

Pharmaceutical sales growth in the fourth quarter of 2001 was 12 per cent to £4,719 million, with sales in the USA contributing £2,466 million; a growth of 15 per cent. Although US wholesaler buying patterns distorted some product sales, total reported sales growth was in line with underlying demand as indicated by prescription data. In Europe sales improved five per cent to £1,228 million, and in International sales improved 13 per cent to £1,025 million.

Pharmaceutical sales by therapeutic area

Central nervous system

This major therapeutic area in GlaxoSmithKline’s portfolio recorded a sales growth of 16 per cent. Seroxat/Paxil and Wellbutrin drove sales growth in the anti-depressant sector up 20 per cent. In April 2001Paxil was approved by the US FDA for the treatment of generalised anxiety disorder (GAD) and in December for the treatment of post-traumatic stress disorder (PTSD). Seroxat/Paxil is now approved in 28 countries for the treatment of GAD and in 20 countries for the treatment of PTSD. Wellbutrin sales were driven by US sales growth of 37 per cent, as a result of increased awareness amongst physicians of its efficacy and favourable side effect profile in non-anxious depressed patients.

In the migraine sector the successful launch in Japan of Imigran Tablets 50, where this treatment had previously been available only as an injection, helped Imigran/Imitrex sales grow by four per cent. Lamictal for the treatment of epilepsy grew strongly as did sales of Requip for Parkinson’s disease. Zyban the smoking cessation product was launched in France.

Respiratory

The successful launch of the asthma treatment Seretide/Advair in the USA and in a number of further countries in Europe and International helped boost sales growth. This product, a combination of Flixotide/Flovent and Serevent, is available in 36 countries. Worldwide sales of Seretide/Advair exceeded $1 billion in 2001. In the USA three million prescriptions were written in the nine months following its launch in April 2001. The speed at which patients adopted Seretide/Advair in the USA made it one of the most successful pharmaceutical product launches ever. Seretide/Advair was GlaxoSmithKline's largest product in Europe with sales of £441 million in 2001.

An application for the EU registration of Seretide for the treatment of chronic obstructive pulmonary disease (COPD) was submitted in September. In January 2002, an FDA Advisory Committee recommended approval of Advair and Flovent for the treatment of COPD associated with bronchitis. Flixotide and Serevent, as individual agents, are already approved in several countries for the treatment of COPD.

As expected, sales of Flixotide/Flovent and Serevent declined in various markets due to the increased momentum of Seretide/Advair. Sales of Flixonase/Flonase, used in the treatment of perennial rhinitis, grew strongly.

The older respiratory productsVentolin and Becotide continued to decline as patients converted to newer products.

Anti-bacterials

Although overall sales in anti-bacterials showed little growth, the broad-spectrum antibiotic, Augmentin, was still one of the highest selling products in the Group’s portfolio and achieved 13 per cent growth worldwide. Augmentin ES-600 (extra strength) was launched in the USA in October for the treatment of children with recurrent or persistent middle ear infections. A submission for FDA approval of Augmentin XR (extended release) was submitted but extra data and other information was requested by the FDA.

Overall, sales of the older products, Zinnat/Ceftin, Fortum and Amoxil continued to decline, although sales of Zinnat/Ceftin grew in Central and Eastern Europe by 13 per cent.

Anti-virals

GlaxoSmithKline continued to expand its leadership in HIV/AIDS with a global market share of 40 per cent.

Trizivir, GlaxoSmithKline’s new triple combination medicine for HIV/AIDS available in one tablet, was the key driver of growth in the HIV/AIDS franchise. It was launched in a number of key markets during the year including much of Europe, the USA and Canada.

Sales of Combivir, which is a combination of Epivir and Retrovir, grew five per cent. The major growth markets were Japan, Asia Pacific, Middle East, Latin America and Africa.

Sales of Ziagen increased five per cent. Approval was received for a paediatric indication in October for use in the EU. Ziagen had been approved already in more than 45 countries worldwide for the treatment of HIV/AIDS in adults.

Sales of Zeffix, for hepatitis B, grew in all market regions. In the USA, Zeffix, where it is marketed under the name Epivir-HBV, was approved for the treatment of children over two years old in August.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	67

Pharmaceutical sales by therapeutic area 2001

0 500 1,000 1,500 2000 2,500 3,000 3,500 4,000

Therapeutic area/ major products	% of total	Total 2001 £m	Total 2000 £m	Total % CER* growth	USA 2001 £m	USA % CER growth	Europe 2001 £m	Europe % CER growth	International 2001 £m	International % CER growth
CNS	23	**4,007**	**3,279**	**16**	**2,835**	**14**	**779**	**13**	**393**	**34**
Depression		**2,504**	**2,002**	**20**	**1,880**	**20**	**378**	**12**	**246**	**40**
Seroxat/Paxil		1,857	1,550	16	1,252	13	378	12	227	41
Wellbutrin		647	452	37	628	37	–	–	19	27
Migraine		**849**	**782**	**5**	**630**	**2**	**165**	**8**	**54**	**33**
Imigran/Imitrex		758	705	4	575	1	136	7	47	34
Naramig/Amerge		91	77	15	55	15	29	12	7	25
Lamictal		355	289	20	179	23	139	18	37	12
Requip		75	58	25	36	31	36	19	3	35
Zyban		129	115	11	54	(14)	42	20	33	67
Respiratory	21	**3,537**	**2,789**	**24**	**1,646**	**40**	**1,276**	**13**	**615**	**16**
Flixotide/Flovent, Serevent, Seretide/Advair		**2,410**	**1,710**	**38**	**1,179**	**52**	**929**	**24**	**302**	**38**
Seretide/Advair		850	208	>100	328	>100	441	>100	81	>100
Flixotide/Flovent		915	880	2	470	9	263	(15)	182	18
Serevent		645	622	1	381	10	225	(13)	39	4
Flixonase/Flonase		504	408	20	374	21	54	19	76	13
Ventolin		306	343	(9)	29	(10)	134	(11)	143	(8)
Becotide		161	205	(22)	–	–	122	(20)	39	(20)
Anti-virals	12	**2,128**	**1,899**	**10**	**1,071**	**11**	**589**	**9**	**468**	**8**
HIV		**1,347**	**1,145**	**14**	**794**	**11**	**405**	**16**	**148**	**31**
Trizivir		167	7	>100	115	>100	49	>100	3	>100
Combivir		606	562	5	358	(1)	182	4	66	50
Epivir		302	309	(5)	161	(6)	95	(7)	46	4
Retrovir		55	61	(11)	24	(9)	20	(13)	11	(13)
Ziagen		167	154	5	98	(7)	51	15	18	66
Agenerase		50	52	(7)	38	(21)	8	76	4	>100
Herpes		**646**	**616**	**5**	**255**	**29**	**157**	**(5)**	**234**	**(7)**
Valtrex		350	242	42	212	38	69	18	69	99
Zovirax		296	374	(19)	43	(1)	88	(17)	165	(24)
Zeffix		103	70	49	7	29	12	60	84	50
Anti-bacterials	15	**2,604**	**2,472**	**3**	**1,304**	**10**	**702**	**(1)**	**598**	**(4)**
Augmentin		1,421	1,219	13	912	21	322	(2)	187	6
Zinnat/Ceftin		409	430	(7)	180	(17)	123	6	106	(3)
Fortum		209	213	(2)	41	(1)	92	3	76	(7)
Amoxil		149	199	(26)	31	(44)	50	(20)	68	(20)
Metabolic and gastro-intestinal	9	**1,480**	**1,232**	**10**	**730**	**17**	**299**	**(3)**	**451**	**9**
Avandia		707	462	46	623	37	32	>100	52	>100
Zantac		505	575	(11)	106	(16)	162	(15)	237	(5)
Vaccines	6	**948**	**842**	**10**	**261**	**20**	**396**	**–**	**291**	**19**
Hepatitis		445	462	(6)	187	9	183	(14)	75	(15)
Infanrix		238	171	36	72	97	116	16	50	32
Oncology and emesis	5	**838**	**710**	**14**	**611**	**17**	**142**	**8**	**85**	**9**
Zofran		601	491	19	428	21	108	14	65	14
Hycamtin		90	95	(9)	60	(11)	23	(5)	7	(4)
Cardiovascular	3	**591**	**463**	**23**	**385**	**30**	**135**	**20**	**71**	**(2)**
Coreg		251	148	56	242	56	–	–	9	66
Arthritis *(Relafen)*	1	**156**	**210**	**(29)**	**134**	**(28)**	**10**	**(45)**	**12**	**(22)**
Other	5	**916**	**1,086**	**(4)**	**60**	**(62)**	**233**	**(2)**	**623**	**11**
Total sales continuing business	100	**17,205**	**14,982**	**12**	**9,037**	**16**	**4,561**	**7**	**3,607**	**10**
Divested products		–	**447**	–	–	–	–	–	–	–
Total pharmaceutical sales	100	**17,205**	**15,429**	**9**	**9,037**		**4,561**		**3,607**	

*CER represents sales growth at constant exchange rates.

Back to Contents

68	GlaxoSmithKline Operating and financial review and prospects

The performance of the herpes treatmentsValtrex and Zovirax produced a combined sales growth of five per cent. In the USA Valtrex sales were helped by a DTC advertising campaign and the approval in the USA of a shorter, three-day, course of therapy for recurrent genital herpes. The decline of Zoviraxin some regions of the world resulted from both a transfer to the newer Valtrex product and generic competition.

Metabolic and gastro-intestinal

Avandia, a glitazone for the treatment of type 2 diabetes, was the key driver of growth in the metabolic and gastro-intestinal therapy area. In the USA Avandia sales benefited from increased acceptance of this revolutionary class of drugs to record growth of 37 per cent. Avandia, launched in China and Italy in 2001, and approved in over 70 countries, was filed for marketing approval in Japan in December.

Sales of Zantac continued their decline in the face of generic competition.

Vaccines

Infanrix, GlaxoSmithKline’s combination vaccine for diphtheria, tetanus and pertussis (whooping cough) drove total vaccines sales growth of 10 per cent. This together with strong growth by Priorix, Tritanrix and Typherix more than offset a decline in the hepatitis portfolio of Twinrix, Havrix and Engerix-B. Subsequent to the year end GlaxoSmithKline announced the discontinuation of LYMErix in the USA as a result of poor demand for the product.

Oncology and emesis

The continued sales growth of Zofran, used for management of nausea and vomiting associated with chemotherapy and radiotherapy cancer treatment, benefited the oncology and emesis therapy area which grew by 14 per cent overall. Sales of Hycamtin, approved for the treatment of recurrent ovarian cancer, declined by nine per cent, principally as a result of adverse wholesaler buying patterns in the USA.

Cardiovascular

Sales of Coreg grew 56 per cent. In November the FDA gave it approval for the treatment of severe heart failure. Coreg is the only beta-blocking agent indicated to increase survival in mild, moderate, and severe heart failure patients. GlaxoSmithKline has exclusive rights to market Coreg in the USA.

Other therapeutic areas

Sales of Relafen for arthritis fell reflecting generic competition in the USA.

Regional analysis

USA

The Group earned 53 per cent of total pharmaceutical revenue in the USA in the year, recording a growth of 16 per cent. Advair/Seretide launched in mid-April 2001 achieved sales of £328 million. Although this launch slowed sales growth of its constituent products, Flixotide/Flovent and Serevent, combined sales of these three products amounted to £1,179 million with growth of 52 per cent.

In the CNS therapeutic area Seroxat/Paxil, launched for generalised anxiety disorder in April, grew strongly and Wellbutrin continued its good growth record. Both of these products benefited from the growing anti-depressant market in the USA. Lamictal, indicated for epilepsy, grew 23 per cent.

In the anti-bacterials sector Augmentin reflected gains in share of both the adult and paediatric markets. Growth was bolstered by the launch of the ES (extra strength) formulation, which is indicated for the treatment of children with acute otitis media (middle ear infections).

The combination treatment Trizivir was launched into the US market in late 2000. Sales in its first full financial year amounted to £115 million helping to produce 11 per cent sales growth in the HIV/AIDS sector of anti-virals. Also in the anti-virals market, Valtrex for herpes showed a strong performance.

Europe

Europe region contributed 26 per cent of pharmaceutical sales with the largest market, France, showing strong growth. Good growth was recorded in other major markets including Italy, Spain and Central and Eastern Europe. Seretide was a major sales driver in the region although, as in the USA, this affected sales of its constituent products. Seretide/Advair was the largest product in Europe with sales of £441 million.

In the CNS area Seroxat, coupled with the launch of Zyban in most markets, contributed most of the growth. Launches of Trizivir helped produce a 16 per cent growth in the HIV/AIDS sector.

In metabolic and gastro-intestinal, Zantac sales continued to decline in the face of increased generic competition. This was partially offset by the performance of Avandia with launches in a number of markets including the UK and Germany.

Anti-bacterials declined one per cent reflecting generic competition for Augmentin and Amoxil. Vaccines showed no growth due to a decline in the hepatitis market in Germany, although sales improved in other European countries principally UK, Spain and Italy.

In the Oncology area most of the growth was attributable to strong sales of Zofran in France and Germany offset by a decline in Hycamtin sales in most European countries.

International

A 10 per cent sales growth in the International region reflected strong growth in all major markets in this region.

The market growth in Japan was driven by a number of therapeutic areas. The launch of the tablet form of Imigran in August 2001 and Seroxat in late 2000 were key drivers. The switch from Becotide to the newer product Flixotide and from Zovirax to the newer Valtrex contributed to the sales growth of the newer products but led also to a decline in the older products.

In Canada significant growth was achieved by Seretide and Avandia, which was launched in March 2001. In other therapeutic areas, Trizivir for HIV treatment was launched in November.

Seven per cent of total sales were derived from the Asia Pacific area, principally Australia, where sales growth was 17 per cent. The metered dose inhaler of Seretide was launched in this market in May. Sales of Zyban grew after its successful launch in late 2000.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	69

Latin America reported eight per cent sales growth reflecting strong growth in Mexico of 16 per cent. This area predominately benefited from the Seretide/Serevent/Flixotide market, which grew by 47 per cent. The HIV/AIDS and vaccines markets showed good return but anti-bacterials declined due to generic competition.

The Middle East and Africa area followed the trends of most other markets with growth in the Seretide, Avandia and HIV/AIDS markets. The vaccines area recorded growth of over 50 per cent and Zofran, in the Oncology area, drove growth to 72 per cent.

In sub-Saharan and South Africa, the key drivers of growth were anti-virals and vaccines.

Consumer Healthcare sales
	2001	2000
	£m	£m	CER%

OTC medicines	1,603	1,454	8
Oral care	1,106	642	71
Nutritional healthcare	575	535	7

Total sales continuing business	3,284	2,631	23
Divested products	–	19	–

Total Consumer Healthcare sales	3,284	2,650	22

The acquisition of the Block Drug Company, Inc. was completed in January 2001 adding £594 million to sales. This purchase added the Sensodyne toothpaste brand, a range of denture care brands worldwide and significant additions to the Group’s OTC medicines, largely in the USA. The former Block Drug business was integrated into GlaxoSmithKline in 2001.

As a result of this acquisition, GlaxoSmithKline became the number two company globally in Oral care and added significant extra scale to its business particularly in North America, Japan and Europe.

OTC medicines

Reported sales of OTC medicines grew eight per cent to £1,603 million primarily as a result of the acquisition of Block Drug. Excluding Block Drug, OTC medicines declined two per cent reflecting private label competition for smoking control in the US market and sluggish growth in the global OTC market.

In June, GlaxoSmithKline reached agreement with Taisho to establish a partnership to introduce its nicotine replacement products into Japan.

Significant new product introductions in OTC medicines included NiQuitin Lozenge, the most effective OTC product then launched to help smokers quit; Eumovate, a topical steroid – the first GlaxoSmithKline switch from prescription to OTC, and two major new extensions of Panadol analgesic – a fast acting formula marketed as ‘Actifast’ and a slow release product targeted at persistent pain introduced in Scandinavia as ‘Extend’.

Oral care

The acquisition of Block Drug added a number of brands to the Oral care business namely Sensodyne, Polident and Poligrip. Excluding Block Drug, Oral care sales grew three per cent reflecting strong growth in Europe partly offset by strong competitive pressures for Aquafresh in the US market.

Nutritional healthcare

The Nutritional healthcare business grew seven per cent reflecting the strong performances of Lucozade and Horlicks.

Trading profit– business performance

To illustrate GlaxoSmithKline business performance in 2001, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 76 and 77 prepared in accordance with UK GAAP.

		2001		2000

	£m	%	£m	%	CER%

Sales	20,489	100.0	18,079	100.0	11

Cost of sales	(4,430)	(21.6)	(3,811)	(21.1)	15
Selling, general
and administration	(7,451)	(36.4)	(6,732)	(37.2)	8
Research and
development	(2,555)	(12.5)	(2,510)	(13.9)	(1)

Trading profit	6,053	29.5	5,026	27.8	16

Cost of sales

Cost of sales increased as a percentage of sales as the loss of the high-margin products divested in December 2000, the inclusion of lower margin Block Drug products and higher stock provisions were only partly offset by the benefits of merger and manufacturing restructuring savings.

Selling, general and administration

Selling, general and administration (SG&A) costs benefited from merger savings, principally in general and administration expenditure, but the inclusion of Block Drug costs distorted the year on year comparison. Excluding estimated Block Drug expenses, growth in SG&A expenses would have been four per cent and SG&A expressed as a percentage of sales would have been 1.3 per cent lower.

Research and development

Research and development expenditure was broadly level with last year as savings from the merger have been made. Expenditure on research and development is planned to increase in the future as merger savings begin to be reinvested in this area.

Trading profit

Business performance trading profit growth was 16 per cent, reflecting improved trading margins. The trading margin improved 1.7 per cent to 29.5 per cent as a result of cost savings from merger integration, partly offset by the divestment of certain high margin products required by regulatory authorities as a condition of the merger.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to business performance.

	2001	2000
Other operating income/(expense)	£m	£m

Royalties and other income	34	43
Other operating expense	(126)	(58)

	(92)	(15)
Income from equity investments	129	289

	37	274

Back to Contents

70	GlaxoSmithKline Operating and financial review and prospects

Other operating income was significantly lower in 2001 than in 2000 due to lower sales of equity investments, lower product disposals and higher costs related to product withdrawals.

Profit on disposal of interest in associate

The Group sold 1.5 million shares in Quest Diagnostics, Inc. during the year realising a gain of £96 million. As at 31st December 2001, after a 2 for 1 share split by Quest after the share sale, GlaxoSmithKline held 22.1 million shares.

Share of profits/(losses) of joint ventures and associated undertakings

The share of profits of associates arose principally from the Group’s holding in Quest Diagnostics, Inc.

	2001	2000
Net interest payable	£m	£m

Interest payable	(198)	(317)
Investment income	129	158

	(69)	(159)
Share of interest payable of associate	(19)	(23)

	(88)	(182)

Net interest payable was lower due to a lower average level of net debt in 2001 than in 2000 and to lower interest rates.

Profit before taxation

Other operating income/(expense), together with the disposal of part of the interest in an associate, added £133 million to profit before taxation in 2001, compared to £418 million in 2000. This reduction in one-time profits was planned to improve the overall quality of the Group’s earnings. Taking account of the contribution from associates, comprising share of profit less share of interest, less the Group’s own net interest payable, business performance profit before tax was £6,169 million, compared to £5,327 million in 2000, an increase of 12 per cent.

Merger items, restructuring costs and disposal of businesses

The key items in 2001 are discussed below.

Merger

Costs arising from the integration of the Glaxo Wellcome and SmithKline Beecham businesses into a unified GlaxoSmithKline business, referred to as merger integration costs, amounted in 2001 to £1,069 million. The costs primarily include consultancy fees, severance, asset write-offs and share option retention incentives.

Manufacturing and other restructuring

Costs of £147 million were incurred in implementing the previously announced Glaxo Wellcome and SmithKline Beecham plans for restructuring of manufacturing and other activities. A further £15 million was charged in respect of post-merger restructuring activities. The costs in 2001 include consultancy fees, severance and asset write-offs.

Block Drug Company, Inc.

GlaxoSmithKline acquired Block Drug in January 2001. The costs incurred in acquiring and integrating this business were £125 million in 2001 comprising professional fees, severance and asset write-offs.

Disposal of businesses

The loss on disposal of businesses in 2001 primarily arose on the sale of Affymax. The charge includes a £299 million write-off of goodwill which was previously eliminated against reserves.

Taxation	2001	2000
	(restated)	(restated)
	£m	£m

Business performance	(1,655)	(1,497)
Merger restructuring and disposal
of subsidiaries	322	(250)

	(1,333)	(1,747)

The Group implemented FRS 19 ‘Deferred Tax’ in 2002. This requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change in basis has been accounted for as a prior year adjustment and comparative information has been restated as necessary.

Business performance taxation

The charge for taxation on business performance profit amounting to £1,655 million represents an effective tax rate of 26.8 per cent. The tax rate benefits from lower rates of tax applicable to manufacturing operations in Singapore, Puerto Rico and Ireland.

Merger and restructuring

The credit for taxation on merger and restructuring items amounting to £322 million reflected the estimated actual tax rate applicable to the transactions in the territories in which they arose.

Earnings	2001		2000
	(restated)		(restated)

Earnings (£m)	3,053		4,106
Basic earnings per share	50.3	p	67.7	p
Basic earnings per ADS	$1.45		$2.06

Adjusted earnings (£m)	4,383		3,654
Adjusted earnings per share	72.3	p	60.2	p
Adjusted earnings per ADS	$2.08		$1.83

Weighted average number of shares (millions)	6,064		6,065

Adjusted earnings and adjusted earnings per share for GlaxoSmithKline are presented above in order to illustrate business performance which is the primary measure used by management, as discussed earlier.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	71

Selected financial data UK/US GAAP

Profit and loss account			2001		2000		1999		1998
	2002		(restated)		(restated)		(restated)		(restated)
	£m		£m		£m		£m		£m

Amounts in accordance with UK GAAP
Sales	21,212		20,489		18,079		16,796		16,002
Operating profit	5,551		4,734		4,729		4,343		4,306
Profit before taxation	5,506		4,517		6,029		4,236		3,564
Earnings	3,915		3,053		4,106		3,077		2,436

Basic earnings per share	66.2	p	50.3	p	67.7	p	50.3	p	39.9	p

Diluted earnings per share	66.0	p	49.9	p	66.9	p	49.9	p	39.4	p

Weighted average number of shares in issue:
Basic	5,912		6,064		6,065		6,118		6,100
Diluted	5,934		6,116		6,134		6,171		6,178
Dividends per GlaxoSmithKline share (p):
GlaxoSmithKline shareholder	40.0		39.0
Glaxo Wellcome shareholder					38.0		37.0		36.0
SmithKline Beecham shareholder					29.66		26.69		24.02

Dividends are expressed in terms of a GlaxoSmithKline share.

Amounts in accordance with US GAAP
Sales	21,212		20,489		9,559		8,490		7,983
Operating profit	1,026		590		(4,456)		1,634		1,816
Profit/(loss) before tax	925		494		(4,399)		1,584		1,804
Net income/(loss)	413		(143)		(5,228)		913		1,010

Basic net income/(loss) per share (pence)	7.0	p	(2.4	)p	(145.6	)p	25.2	p	28.1	p

Diluted net income/(loss) per share (pence)	7.0	p	(2.4	)p	(145.6	)p	25.1	p	27.8	p

The information below presents US GAAP net income/(loss) and net income/(loss) per share as if the results for the years ended 31st December 1998 to 2001 were adjusted to reverse the amortisation expense for goodwill and indefinite-lived intangible assets, that is, as if SFAS 142 had also applied in those years.

Adjusted net income/(loss)		1,456		(4,658)		1,476		1,573
Adjusted basic net income/(loss) per share (pence)		24.0	p	(129.7	)p	40.8	p	43.7	p
Adjusted diluted net income/(loss) per share (pence)		23.8	p	(129.7	)p	40.6	p	43.3	p

Balance sheet
	£m	£m		£m		£m		£m

Amounts in accordance with UK GAAP
Total assets	22,327	22,343		21,999		19,162		18,592
Net assets	7,388	8,252		8,834		6,534		5,271
Equity shareholders’ funds	6,581	7,390		7,590		5,391		4,158

Amounts in accordance with US GAAP
Total assets	57,671	61,341		65,786		13,901		14,035
Net assets	35,729	40,969		46,239		7,281		8,073
Shareholders’ equity	34,922	40,107		44,995		7,230		8,007

Exchange rates

As a guide to holders of ADRs, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

Average	1.51	1.44	1.51	1.61	1.66

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2003	2003	2002	2002	2002	2002

High	1.65	1.65	1.61	1.59	1.57	1.57
Low	1.57	1.60	1.56	1.54	1.54	1.53

The noon buying rate on 3rd March 2003 was £1= US$1.58.

During 2002, FRS 19 ‘Deferred Tax’ has been implemented by the Group under UK GAAP. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior year adjustment for UK GAAP purposes and comparative information has been restated as necessary. This change had no impact on US GAAP results.

Back to Contents

72	GlaxoSmithKline Operating and financial review and prospects

Results under US accounting principles 2002 and 2001

This review discusses the results of GlaxoSmithKline plc for the years 2002 and 2001 and shareholders’ equity at 31st December 2002 prepared under US accounting principles. See Note 37 to the Financial statements,‘Reconciliation to US accounting principles’.

Results 2002 and 2001
	2002	2001
Summary of results	£m	£m

Sales	21,212	20,489
Trading profit	5,243	4,205
Operating profit	1,026	590
Profit before tax	925	494
Net income/(loss) before changes
in accounting principles	503	(143)
Cumulative effect of changes
in accounting principles	(90)	–
Net income/(loss)	413	(143)
Basic net income/(loss) per share (pence)	7.0	(2.4)

Operating profit is lower on a US GAAP basis than a UK GAAP basis, primarily as a result of the amortisation and impairment of intangible assets not recorded on the balance sheet under UK GAAP. Operating profit also includes a charge under SFAS 123 for stock-based compensation and a charge for pension and post-retirement benefits. These are partially offset in net income by the related deferred tax credits.

The Group adopted SFAS 142 as of 1st January 2002. The implementation of SFAS 142 resulted in an initial impairment of £127 million, net of tax, on indefinite lived intangible assets. During 2002, the Group also aligned the measurement date for all its pension plans to 31st December. The impact was a £37 million credit, net of tax. Both changes are reflected as cumulative effects of changes in accounting principles.

The effect of these differences from UK GAAP leads in 2002 to a US GAAP profit before tax of £925 million and, after tax and minority interest and the cumulative effect of changes in accounting principles, net income for the year of £413 million. In 2001 profit before tax was £494 million and, after tax and minority interest, the net loss was £143 million.

Shareholders’ equity at 31st December 2002

	2002	2001
Changes in shareholders’ equity	£m	£m

At beginning of year	40,107	44,995
Net income/(loss)	413	(143)
Shares purchased and cancelled	(2,220)	(1,274)
Share issues (share options)	56	144
Treasury stock	58	(501)
Dividends	(2,310)	(2,872)
Minimum pension liability	(1,446)	–
Other	264	(242)

At end of year	34,922	40,107

The book values of GlaxoSmithKline net assets on a UK GAAP basis are adjusted for the normal UK/US GAAP differences. The principal adjustments to net assets for differences between UK and US GAAP include: goodwill and intangible assets from Glaxo’s acquisition of Wellcome and Glaxo Wellcome’s acquisition of SmithKline Beecham; dividends on a declared rather than proposed basis; treatment of shares held by the ESOTs as treasury stock rather than investments; and inclusion of a minimum pension liability in net assets.

Prospects

GlaxoSmithKline has published expectations of future growth in earnings per share, on a UK GAAP basis, and excluding merger and restructuring items. See ‘Outlook’ on page 64.

Recent Financial Accounting Standards Board (FASB) pronouncements
In June 2001, the FASB approved SFAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’ which requires that the fair values of the obligation associated with the retirement of long-lived assets be capitalised as part of the cost. This was implemented by the Group with effect from 1st January 2003. The Group does not believe the adoption of this standard will have a material impact on its results.

On 1st January 2002, SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ was adopted by the Group. SFAS 144 develops one accounting model for long-lived assets, including discontinued operations to be disposed of by sale. It requires that all long-lived assets be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing or discontinued operations. The adoption of SFAS 144 has not had a material impact on the Group’s Financial statements.

In April 2002, SFAS 145 ‘Rescission of FASB Statements no. 4, 44 and 64, Amendment of FASB Statement no. 13 and Technical Corrections’ was issued. The statement updates, clarifies and simplifies existing accounting standards. The Group does not believe the adoption of this standard will have a material impact on its results.

SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, was issued in June 2002. SFAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after 31st December 2002. The Group is currently assessing the impact of this standard.

In November 2002, the FASB published Interpretation no. 45, ‘Guarantor’s Accounting and Disclosures requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (FIN 45). FIN 45 expands on the accounting guidance of other SFASs. FIN 45’s provisions for initial recognition and measurement should be applied to guarantees issued or modified after 31st December 2002. The disclosure requirements are effective for financial years ending after 15th December 2002. The Group does not believe that the adoption of FIN 45 will have a material impact on its results.

In January 2003, the FASB published Interpretation no. 46, ‘Consideration of Variable Interest Entities’ (FIN 46). Under FIN 46 the primary beneficiary of the entity must consolidate certain entities known as Variable Interest Entities. The measurement principles will apply to the Group’s 2003 Financial statements. The Group does not believe that the adoption of FIN 46 will have a material impact on its results.

Back to Contents

GlaxoSmithKline	73

Financial statements

This section comprises the Directors’ statements, the independent auditors’ report on the Financial statements, the Financial statements consisting of the principal Financial statements and supporting notes, and additional financial data.

74	Directors’ statements of responsibility
75	Independent Auditors’ report

Financial statements
76	Consolidated statement of profit and loss
76	Consolidated statement of total recognised gains and losses
78	Consolidated statement of cash flow
80	Consolidated balance sheet
80	Reconciliation of movements in equity shareholders’ funds
81	Company balance sheet
82	Notes to the financial statements
1. Presentation of Financial statements
2. Accounting policies
3. New accounting policies and requirements
4. Exchange rates
5. Merger of Glaxo Wellcome and SmithKline Beecham
6. Segment information
7. Merger items, restructuring costs and divested businesses
8. Other operating income/(expense)
9. Operating profit
10. Joint ventures and associated undertakings
11. Net interest payable
12. Taxation
13. Earnings per share
14. Dividends
15. Goodwill
16. Intangible assets
17. Tangible fixed assets
18. Fixed asset investments
19. Equity investments
20. Stocks
21. Debtors
22. Other creditors
23. Provisions for liabilities and charges
24. Contingent liabilities
25. Net debt
26. Commitments
27. Share capital and share premium account
28. Non-equity minority interests
29. Reserves
30. Legal proceedings
31. Acquisitions and disposals
32. Financial instruments and related disclosures
33. Employee costs
34. Employee share schemes
35. Related party transactions
36. GlaxoSmithKline plc investment in subsidiary companies
37. Reconciliation to US accounting principles
38. Principal Group companies

Financial record
142	Quarterly trend
148	Five year record

Back to Contents

74	GlaxoSmithKline

Directors’ statements of responsibility

Directors’ statement of responsibility in relation to the financial statements

The Directors are:

•	responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Act 1985
•	required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial period and of the profit or loss for that period
•	responsible also for ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The Financial statements for the year ended 31st December 2002, comprising principal statements and supporting notes, are set out in ‘Financial statements’ (pages 76 to 141 of this report).

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the financial statements, supported by reasonable and prudent judgements and estimates as necessary; applicable accounting standards have been followed, and the Financial statements have been prepared on the going concern basis.

The responsibilities of the auditors in relation to the financial statements are set out in the Independent Auditors’ report (page 75 opposite).

The financial statements for the year ended 31st December 2002 are included in the Annual Report 2002, which is published in hard-copy printed form and on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Directors’ remuneration

The Remuneration report (pages 39 to 50 of this report) sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests.

It has been prepared in accordance with the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2002 and complies with Section B of the Combined Code.

Going concern basis

After making enquiries, the Directors have a reasonable expectation that the Group and company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Financial statements.

Internal control

The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.

The Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code, as described under ‘Corporate governance’ (pages 31 to 38), and has complied with the requirements of the Combined Code, with the exception of the provisions relating to the Executive Directors’ service contracts, pensionable bonuses and termination commitments, where the company’s position is described in the Remuneration report.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2002, comprising the Report of the Directors, the Directors’ Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Hogg,
Chairman
10th March 2003

Back to Contents

GlaxoSmithKline	75

Independent Auditors’ report
to the members of GlaxoSmithKline plc

We have audited the consolidated financial statements which comprise the consolidated statement of profit and loss, consolidated statement of total recognised gains and losses, consolidated statement of cashflow, consolidated balance sheet and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ remuneration report (‘the auditable part’).

Respective Responsibilities of Directors and Auditors

The Directors’ responsibilities for preparing the Annual Report, the Directors’ remuneration report and the consolidated financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors’ responsibilities.

Our responsibility is to audit the consolidated financial statements and the auditable part of the Directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements and the auditable part of the Directors’ remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the Directors is not consistent with the consolidated financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. The other information comprises only the report of the Directors, the joint statement by the Chairman and the Chief Executive Officer, the operating and financial review and prospects and the corporate governance statement.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the company and Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements and the auditable part of the Directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

United Kingdom opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the company and the Group at 31st December 2002 and of the profit and cashflows of the Group for the year;
•	the financial statements have been properly prepared in accordance with the Companies Act 1985; and
•	those parts of the Directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31st December 2002 and 2001, and the results of its consolidated operations and consolidated cashflows for each of the three years in the period ended 31st December 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in sterling for each of the three years in the period ended 31st December 2002 and the determination of consolidated shareholders’ equity also expressed in sterling at 31st December 2002 and 2001 to the extent summarised in Note 37 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Southwark Towers
London, England
10th March 2003

Back to Contents

76	GlaxoSmithKline	Consolidated statement of profit and loss GlaxoSmithKline	77

Consolidated statement of profit and loss
for the year ended 31st December 2002

2002	2001	2000

Merger,	Merger,
Merger,	restructuring	restructuring
restructuring	Business	and disposal	Business	and disposal
Business	and disposal	performance	of subsidiaries	Statutory	performance	of subsidiaries	Statutory
performance	of subsidiaries	Statutory	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Notes	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	6	21,212	–	21,212	20,489	–	20,489	18,079	–	18,079
Cost of sales	(4,243)	(366)	(4,609)	(4,430)	(303)	(4,733)	(3,811)	(151)	(3,962)

Gross profit	16,969	(366)	16,603	16,059	(303)	15,756	14,268	(151)	14,117
Selling, general and administrative expenditure	(7,543)	(498)	(8,041)	(7,451)	(957)	(8,408)	(6,732)	(404)	(7,136)
Research and development expenditure	(2,732)	(168)	(2,900)	(2,555)	(96)	(2,651)	(2,510)	(16)	(2,526)

Trading profit	6,694	(1,032)	5,662	6,053	(1,356)	4,697	5,026	(571)	4,455
Other operating income/(expense)	8	(111)	–	(111)	37	–	37	274	–	274

Operating profit	7,9	6,583	(1,032)	5,551	6,090	(1,356)	4,734	5,300	(571)	4,729
Share of profits/(losses) of joint ventures and associated undertakings	10	75	–	75	71	–	71	65	(8)	57
Profit on disposal of interest in associate	31	–	–	–	96	–	96	144	–	144
Product divestments	7	–	11	11	–	–	–	–	1,416	1,416
Merger transaction costs	7	–	–	–	–	–	–	–	(121)	(121)
Profit/(loss) on disposal of businesses	7	–	10	10	–	(296)	(296)	–	(14)	(14)

Profit before interest	6,658	(1,011)	5,647	6,257	(1,652)	4,605	5,509	702	6,211
Net interest payable	11	(141)	–	(141)	(88)	–	(88)	(182)	–	(182)

Profit on ordinary activities before taxation	6,517	(1,011)	5,506	6,169	(1,652)	4,517	5,327	702	6,029
Taxation	7,12	(1,760)	299	(1,461)	(1,655)	322	(1,333)	(1,497)	(250)	(1,747)

Profit on ordinary activities after taxation	4,757	(712)	4,045	4,514	(1,330)	3,184	3,830	452	4,282
Minority interests	(110)	–	(110)	(97)	–	(97)	(120)	–	(120)
Preference share dividends	(20)	–	(20)	(34)	–	(34)	(56)	–	(56)

Earnings (Profit attributable to shareholders)	13	4,627	(712)	3,915	4,383	(1,330)	3,053	3,654	452	4,106

Basic earnings per share	13	–	66.2	p	–	50.3	p	–	67.7	p
Adjusted earnings per share	13	78.3	p	–	72.3	p	–	60.2	p	–
Diluted earnings per share	13	–	66.0	p	–	49.9	p	–	66.9	p

Profit attributable to shareholders	3,915	3,053	4,106
Dividends	14	(2,346)	(2,356)	(2,097)

Retained profit	1,569	697	2,009

All items dealt with in arriving at business performance operating profit relate to continuing activities. There is no difference between the profit on ordinary activities before taxation and the retained profit stated above and their historical cost equivalents.

During 2002, FRS 19 ‘Deferred Tax’ has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior year adjustment and comparative information has been restated as necessary.

Consolidated statement of total recognised gains and losses
for the year ended 31st December 2002

		2001	2000
	2002	(restated)	(restated)
	£m	£m	£m

Profit attributable to shareholders	3,915	3,053	4,106
Exchange movements on overseas net assets	(154)	(151)	(23)
UK tax on exchange movements	(67)	–	16
Unrealised gains on equity investments	7	–	–

Total recognised gains and losses relating to the year	3,701	2,902	4,099

Prior year adjustment - implementation of FRS 19	(127)

Total recognised gains and losses	3,574

Back to Contents

78	GlaxoSmithKline

Consolidated statement of cash flow
for the year ended 31st December 2002

Reconciliation of operating profit to operating cash flows		2002	2001	2000
	Notes	£m	£m	£m

Operating profit		5,551	4,734	4,729
Depreciation		764	761	735
Impairment and assets written off		288	178	136
Amortisation of goodwill and intangible fixed assets		72	50	38
Loss on sale of tangible fixed assets		26	99	41
Profit on sale of equity investments		(46)	(118)	(225)
(Increase)/decrease in stocks		(2)	252	(16)
Increase in trade and other debtors		(72)	(77)	(333)
Increase in trade and other creditors		459	601	402
Increase in pension and other provisions		256	144	70
Other		(41)	(93)	(39)
Merger transaction costs paid		–	(24)	(97)

Net cash inflow from operating activities		7,255	6,507	5,441

Cash flow statement

Net cash inflow from operating activities		7,255	6,507	5,441
Dividends from joint ventures and associated undertakings		2	–	1
Returns on investment and servicing of finance		(237)	(191)	(322)
Taxation paid		(1,633)	(1,717)	(1,240)
Capital expenditure and financial investment		(1,120)	(1,779)	(327)
Acquisitions and disposals	31	(20)	(657)	66
Equity dividends paid		(2,327)	(2,325)	(2,028)

Net cash inflow/(outflow) before management of liquid resources and financing		1,920	(162)	1,591
Management of liquid resources		52	994	(223)
Financing		(1,567)	(1,444)	(546)

Increase/(decrease) in cash in the year		405	(612)	822

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of year		(2,101)	(611)	(2,357)
Increase/(decrease) in cash in the year		405	(612)	822
Cash (outflow)/inflow from management of liquid resources		(52)	(994)	223
Net increase in long-term loans		(1,005)	(861)	(9)
Net repayment of short-term loans		542	860	706
Net repayment of/(increase in) obligations under finance leases		1	2	(13)
Net non-cash funds of subsidiary undertakings acquired		(4)	56	–
Exchange adjustments		(121)	59	24
Other non-cash movements		–	–	(7)

Movement in net debt		(234)	(1,490)	1,746

Net debt at end of year	25	(2,335)	(2,101)	(611)

Back to Contents

Consolidated statement of cash flow GlaxoSmithKline	79

Analysis of cash flows			2002	2001	2000
			£m	£m	£m

Returns on investment and servicing of finance
Interest received			83	134	157
Interest paid			(215)	(196)	(328)
Dividends paid to minority shareholders			(85)	(91)	(95)
Dividends paid on preference shares			(20)	(38)	(56)

			(237)	(191)	(322)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(1,044)	(1,115)	(1,007)
Sale of tangible fixed assets			59	65	46
Purchase of intangible assets			(182)	(196)	(96)
Sale of intangible assets			–	6	–
Product divestments			(1)	(30)	1,529
Purchase of own shares for employee share options and awards			–	(795)	(1,232)
Proceeds from own shares for employee share options			58	194	206
Purchase of equity investments			(75)	(47)	(62)
Sale of equity investments			65	139	289

			(1,120)	(1,779)	(327)

Acquisitions and disposals (Note 31)
Purchase of businesses			(21)	(848)	(25)
Cash acquired with subsidiary			–	45	–
Disposal of businesses			6	66	(62)
Investment in joint ventures and associated undertakings			(5)	(44)	(2)
Disposal of interests in associates			–	124	155

			(20)	(657)	66

Financing
Issue of share capital			56	144	185
Redemption of preference shares issued by a subsidiary			–	(457)	–
Share capital purchased for cancellation			(2,220)	(1,274)	–
Other financing cash flows			135	144	(47)
Increase in long-term loans			1,094	973	12
Repayment of long-term loans			(89)	(112)	(3)
Net repayment of short-term loans			(542)	(860)	(706)
Net (repayment of)/increase in obligations under finance leases			(1)	(2)	13

			(1,567)	(1,444)	(546)

Analysis of changes in net debt	At 31.12.02	Cash flow	Acquisitions	Exchange	At 1.1.02
	£m	£m	£m	£m	£m

Cash at bank	1,052	378	–	(42)	716
Overdrafts	(193)	27	–	10	(230)

	859	405	–	(32)	486

Debt due within one year:
Commercial paper	(1,284)	(15)	–	–	(1,269)
Other	(74)	558	–	(7)	(625)

	(1,358)	543	–	(7)	(1,894)

Debt due after one year:
Euro Bonds, Medium-Term Notes and private financing	(3,054)	(1,027)	–	32	(2,059)
Other	(38)	22	(4)	(7)	(49)

	(3,092)	(1,005)	(4)	25	(2,108)

Management of liquid resources:
Liquid investments	1,256	(52)	–	(107)	1,415

Net debt	(2,335)	(109)	(4)	(121)	(2,101)

Back to Contents

80	GlaxoSmithKline

Consolidated balance sheet
at 31st December 2002

			2001
		2002	(restated)
	Notes	£m	£m

Goodwill	15	171	174
Intangible assets	16	1,637	1,673

		1,808	1,847
Tangible assets	17	6,649	6,845
Investments	18	3,121	3,228

Fixed assets		11,578	11,920

Equity investments	19	161	185
Stocks	20	2,080	2,090
Debtors	21	6,200	6,017
Liquid investments	25	1,256	1,415
Cash at bank	25	1,052	716

Current assets		10,749	10,423

Loans and overdrafts	25	(1,551)	(2,124)
Other creditors	22	(7,257)	(7,306)

Creditors: amounts due within one year		(8,808)	(9,430)

Net current assets		1,941	993

Total assets less current liabilities		13,519	12,913

Loans	25	(3,092)	(2,108)
Other creditors	22	(206)	(190)

Creditors: amounts due after one year		(3,298)	(2,298)

Provisions for liabilities and charges	23	(2,833)	(2,363)

Net assets		7,388	8,252

Called up share capital	27	1,506	1,543
Share premium account	27	224	170
Other reserves	29	1,905	1,866
Profit and loss account	29	2,946	3,811

Equity shareholders’ funds		6,581	7,390

Non-equity minority interests	28	559	621
Equity minority interests		248	241

Capital employed		7,388	8,252

Approved by the Board
Sir Christopher Hogg, Chairman
10th March 2003

Reconciliation of movements in equity shareholders’ funds
for the year ended 31st December 2002

			2001
		2002	(restated)
	Notes	£m	£m

Equity shareholders’ funds at beginning of year as previously reported		7,517	7,711
Prior year adjustment – implementation of FRS 19		(127)	(121)

Equity shareholders’ funds at beginning of year as restated		7,390	7,590
Total recognised gains and losses for the year		3,701	2,902
Dividends	14	(2,346)	(2,356)
Share capital issued		56	144
Share capital purchased and cancelled		(2,220)	(1,274)
Exchange movements on goodwill written off to reserves		–	28
Goodwill written back	29	–	356

Equity shareholders’ funds at end of year		6,581	7,390

Back to Contents

GlaxoSmithKline	81

Company balance sheet
at 31st December 2002

		2002	2001
	Notes	£m	£m

Shares in subsidiary companies – at cost	36	17,612	1,574

Fixed assets		17,612	1,574

Amounts owed by Group undertakings		1,412	2,122
Taxation		66	–

Current assets		1,478	2,122

Taxation		–	(1)
Dividends payable	14	(1,289)	(1,264)
Amounts owed to Group undertakings		(5,192)	–

Creditors: amounts due within one year		(6,481)	(1,265)

Net current assets/(liabilities)		(5,003)	857

Net assets		12,609	2,431

Called up share capital	27	1,506	1,543
Share premium account	27	224	170
Other reserves	29	56	17
Profit and loss account	29	10,823	701

Equity shareholders’ funds		12,609	2,431

Approved by the Board
Sir Christopher Hogg, Chairman
10th March 2003

Back to Contents

82	GlaxoSmithKline

Notes to the financial statements

1 Presentation of the financial statements

Description of business
GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GlaxoSmithKline’s principal pharmaceutical products include medicines in the following therapeutic areas: central nervous system, respiratory, anti-virals, anti-bacterials, metabolic and gastro-intestinal, vaccines, oncology and emesis, cardiovascular and arthritis.

Financial period
These Financial statements cover the financial year from 1st January to 31st December 2002, with comparative figures for the financial years from 1st January to 31st December 2001 and 1st January to 31st December 2000.

Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Principal Group companies, Note 38.

Composition of financial statements
The consolidated financial statements are drawn up in accordance with UK generally accepted accounting principles (UK GAAP) and with UK accounting presentation.

The Financial statements comprise:

•	Consolidated statement of profit and loss
•	Consolidated statement of total recognised gains and losses
•	Consolidated statement of cash flow
•	Consolidated balance sheet
•	Reconciliation of movements in equity shareholders’ funds
•	Company balance sheet
•	Notes to the financial statements.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

The consolidated statement of total recognised gains and losses includes:

•	the realised profit attributable to shareholders as reflected in the consolidated profit and loss account
•	the unrealised gain or loss in the value of the Group’s overseas net assets, less related foreign currency borrowings, attributable to currency movements over the period.

The reconciliation of movements in equity shareholders’ funds comprises the items contributing to the increase or decrease over the period in shareholders’ funds. Such items include:

•	the total recognised gains and losses for the period
•	dividends paid and proposed
•	the proceeds of shares issued during the period
•	the cost of shares purchased for cancellation under the share buy-back programme
•	changes to goodwill, arising on acquisitions prior to1st January 1998, which has been set directly against reserves.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the Notes to the Financial statements. In Note 37 a statement of differences, and a reconciliation of net income and shareholders’ equity, between UK and US GAAP are provided, and the principal Financial statements are presented in accordance with US GAAP and in a US GAAP format.

Merger of Glaxo Wellcome plc and SmithKline Beecham plc
GlaxoSmithKline plc acquired Glaxo Wellcome plc and SmithKline Beecham plc by way of a scheme of arrangement for the merger of the two companies which became effective on 27th December 2000.

Under UK GAAP the Financial statements of GlaxoSmithKline plc are prepared as a merger of Glaxo Wellcome plc and SmithKline Beecham plc. The comparative figures for the year to 31st December 2000 therefore include the results of Glaxo Wellcome plc and SmithKline Beecham plc.

Under US GAAP the Financial statements of GlaxoSmithKline plc are prepared as an acquisition of SmithKline Beecham plc by Glaxo Wellcome plc at 27th December 2000. Accordingly the results of SmithKline Beecham for all periods prior to that date are not consolidated.

Presentation of statement of profit and loss
A columnar presentation has been adopted in the statement of profit and loss in order to illustrate underlying business performance as this is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise: merger and integration items, including product divestments; costs relating to previously announced manufacturing and other restructuring, and the effect of disposals of subsidiaries.

Trading profit reflects sales less: cost of sales, comprising costs of manufacture and external royalties; selling, general and administrative expenditure, comprising the costs of selling, distribution and medical support of currently marketed products and the costs of administration; and the costs of research and development to create future products for sale.

Accounting convention
The Financial statements have been prepared using the historical cost convention.

Accounting standards
The Financial statements comply with all applicable UK accounting standards.

Accounting principles and policies
The preparation of Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Financial statements have been prepared in accordance with the company’s accounting policies approved by the Board and described in Note 2. The company has implemented one new Financial Reporting Standard in 2002 as described in Note 3.

Back to Contents

Notes to the financial statements GlaxoSmithKline	83

2 Accounting policies

Consolidation
The consolidated Financial statements include:

•	the assets and liabilities, and the results and cash flow, of the company and its subsidiary undertakings, including Employee Share Ownership Trusts (ESOTs)
•	the Group’s share of the net assets and results of joint ventures and associated undertakings.

The Financial statements of undertakings consolidated are made up to 31st December.

Undertakings in which the Group has a material interest are accounted for as subsidiaries where the Group exercises dominant influence, as joint ventures where the Group exercises joint control and as associates where the Group can exercise significant influence. ESOTs are accounted for as subsidiaries on the grounds that the Group has de facto control.

Interests acquired in undertakings are consolidated from the effective date of acquisition and interests sold are consolidated up to the date of disposal.

Transactions and balances between subsidiary undertakings are eliminated; no profit is taken on sales between subsidiary undertakings or sales to joint ventures and associated undertakings until the products are sold to customers outside the Group.

Goodwill arising on the acquisition of interests in subsidiary undertakings, joint ventures and associated undertakings, representing the excess of the purchase consideration over the Group’s share of the separable net assets acquired, is capitalised as a separate item in the case of subsidiary undertakings and as part of the cost of investment in the case of joint ventures and associated undertakings. Goodwill is denominated in the currency in which the acquisition is made and financed. In the case of acquisitions prior to 1998, goodwill was written off against reserves; on a subsequent disposal of assets from such acquisitions, any related goodwill is removed from consolidated reserves and charged to the consolidated profit and loss account.

The Group’s interests in its joint ventures are accounted for using the gross equity method. The Group’s interests in its associated undertakings are accounted for using the equity method.

Deferred taxation relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures including related goodwill, are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and associated undertakings and joint ventures are translated into sterling, less exchange differences arising on related foreign currency borrowings, are taken directly to reserves and reported in the statement of total recognised gains and losses.

In translating into sterling, assets, liabilities, results and cash flows of overseas subsidiary and associated undertakings and joint ventures reported in currencies of hyper-inflationary economies, adjustments are made to reflect current price levels. Any loss on net monetary assets is charged to the consolidated profit and loss account.

Foreign currency transactions
Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction, or at the forward rate if hedged by a forward exchange contract. Foreign currency assets and liabilities are translated into local currency at rates of exchange ruling at the balance sheet date, or at the forward rate. Exchange differences are included in trading profit.

Revenue
Revenue is recognised in the profit and loss account when goods or services are supplied to external customers against orders received. Turnover represents the net invoice value, after the deduction of discounts given at the point of sale, of products despatched to, or available for collection by, customers, less accruals for estimated future rebates and returns. Value added tax and other sales taxes are excluded from revenue.

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising expenditure is charged to the profit and loss account as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised in respect of the direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Research and development
Research and development expenditure is charged to the profit and loss account in the period in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group’s policy.

Environmental expenditure
Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the profit and loss account. The Group determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. This liability includes the Group’s own portion of the costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. When recoveries of reimbursements are virtually certain they are recorded as assets.

Legal and other disputes
Provision is made for the anticipated settlement costs and legal and other expenses associated with claims received and legal and other disputes against the Group where a reasonable estimate can be made of the likely outcome of the dispute. No provision is made for unasserted claims or where an obligation exists under a dispute but it is not possible to make a reasonable estimate. Costs associated with claims made by the Group against third parties are charged to the profit and loss account as they are incurred.

Back to Contents
84	GlaxoSmithKline Notes to the financial statements

2 Accounting policies continued

Pensions and post-retirement benefits
The cost of providing pensions and other employee post-retirement benefits is charged to the consolidated profit and loss account on a systematic and rational basis, based on actuarial assumptions, over the period during which benefit is derived from employees’ services. Any difference between this charge and the contributions paid is included as an asset or liability in the consolidated balance sheet.

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes. In respect of award schemes and certain share option grants, the company provides finance to ESOTs to purchase company shares on the open market to meet the company’s obligation to provide shares when employees exercise their option or award; any excess of the purchase price of the shares above the exercise price of the options and awards is charged to the profit and loss account over the periods of service in respect of which the options and awards are granted. In respect of other share option grants, share options when exercised are accounted for as share issues at exercise price. Additional employer costs in respect of options and awards are charged to the profit and loss account over the periods of service.

Costs of running the ESOTs are charged to the profit and loss account. Shares held by the ESOTs are accounted for as fixed asset investments held at cost less a provision to recognise any shortfall in the proceeds receivable from employees on exercise unless there is deemed to be a permanent impairment in value.

Goodwill
Goodwill is stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost in equal annual instalments over its expected useful life. The useful life is not normally expected to exceed 20 years.

Intangible fixed assets
Intangible assets are stated at cost less a provision for amortisation.

Acquired licences, patents, know-how and marketing rights are amortised over their estimated useful lives in equal instalments, but no longer than 15 years. Items capitalised are restricted to those related to specific compounds or products which are being developed for commercial applications. The estimated useful lives for determining the amortisation charge are reviewed annually, and take into account the estimated time it takes to bring the compounds or products to market as marketable products. Any development costs which are incurred by the Group and are associated with an acquired licence, patent, know-how or marketing rights are written off to the profit and loss account when incurred.

Brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands can be sold separately from the rest of the businesses acquired. Brands are amortised over the estimated useful lives but no longer than 20 years, except where the end of the useful economic life of the brand cannot be foreseen.

Prior to 1998, acquired minor brands and similar intangibles were eliminated in the Group balance sheet against reserves in the year of acquisition.

Tangible fixed assets
Tangible fixed assets are stated at cost less provisions for depreciation or impairment. The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as a tangible fixed asset where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset.

Depreciation is calculated to write off the cost of tangible fixed assets, excluding freehold land, in equal annual instalments over their expected useful lives. The normal expected useful lives of the major categories of tangible fixed assets are reviewed annually and are:

Freehold buildings	20 to 50 years
Leasehold land and	The shorter of lease term and 50
buildings	years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years
ERP systems software	7 years
Other computer software	3 to 5 years

ERP systems software generally involves significant customisation prior to implementation and is expected to have a useful economic life of seven years, rather than the maximum five years of other computer software.

On disposal of a tangible fixed asset, the cost and related accumulated depreciation are removed from the financial statements and the net amount, less any proceeds, is taken to the consolidated profit and loss account.

Leases
Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in tangible fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of the assets. The interest element of the lease rental is charged against profit. All other leases are operating leases and the annual rentals are charged against profit on a straight-line basis over the lease term.

Impairment of fixed assets
The carrying values of fixed assets are reviewed for impairment when there is an indication that the assets might be impaired. Any provision for impairment is charged against profit in the year concerned. First year impairment reviews are conducted for acquired goodwill and intangible assets. Certain intangibles are considered to have an indefinite life and are therefore not amortised. Such intangibles are subject to annual impairment tests. Impairment is determined by reference to the higher of net realisable value and value in use, which is measured by reference to discounted future cash flows. The value of shares held by the ESOTs is reviewed quarterly to determine if there is any permanent impairment.

Investments in joint ventures and associates
Investments in joint ventures and associated undertakings are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition, net of amortisation.

Back to Contents
Notes to the financial statements GlaxoSmithKline	85

2 Accounting policies continued

Stocks
Stocks are included in the financial statements at the lower of cost (including manufacturing overheads, where appropriate) and net realisable value. Cost is generally determined on a first in, first out basis.

Taxation
The Group accounts for taxation which is deferred or accelerated by reason of timing differences which have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits. Deferred tax on the retained earnings of overseas subsidiaries is only provided when there is a binding commitment to distribute past earnings in future periods.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse. Deferred tax liabilities and assets are not discounted.

Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

In the case of securities acquired at a significant premium or discount to maturity value, and intended to be held to redemption, cost is adjusted to amortise the premium or discount over the life to maturity of the security. Floating rate bonds are stated at cost. Interest income is taken to the profit and loss account on a receivable basis.

Equity investments are included as current assets when regarded as available for sale.

Derivative financial instruments
The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments are currency swaps, forward exchange contracts and interest rate swaps. The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific financial instrument being hedged both at inception and throughout the hedge period. Derivative instruments no longer designated as hedges are restated at market value and any future changes in value are taken directly to the profit and loss account.

Currency swaps and forward exchange contracts used to fix the value of the related asset or liability in the contract currency and at the contract rate are accrued to the profit and loss account over the life of the contract. Gains and losses on foreign exchange contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transactions in the period they occur. Gains and losses on balance sheet hedges are accrued and are taken directly to reserves, except that forward premium/discounts are recognised as interest over the life of the contracts.

Interest differentials under interest swap agreements are recognised in the profit and loss account by adjustment of interest expense over the life of the agreement.

Debt instruments
Debt instruments are stated at the amount of net proceeds adjusted to amortise the issue cost of debt evenly over the term of the debt.

3  New accounting policies and future requirements

The Group has implemented Financial Reporting Standard 19 'Deferred Tax’ in 2002 which requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as before. Comparative information has been restated as necessary. The effect in 2001 is to increase the business performance tax charge by £8 million (2000 – £43 million) and the overall tax charge by £6 million (2000 – £48 million). The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidatedfinancial statements in accordance with international accounting standards from 2005. The Group has initiated a project to plan for and implement the conversion from UK GAAP to International Financial Reporting Standards (IFRSs). The first Annual Report prepared under IFRSs will be that for the year ending 31st December 2005. The first financial results announcement prepared in accordance with IFRSs will be that for the first quarter of 2005.

4  Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary, joint venture and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2002	2001	2000

Average rates:
£/US$	1.50	1.44	1.52
£/Euro	1.59	1.61	1.64
£/Yen	188.00	175.00	163.46
Period end rates:
£/US$	1.61	1.45	1.49
£/Euro	1.54	1.64	1.61
£/Yen	192.00	190.00	171.00

5  Merger of Glaxo Wellcome and SmithKline Beecham

The combination of Glaxo Wellcome plc and SmithKline Beecham plc was treated as a merger at 27th December 2000 under UK GAAP. Under merger accounting, the shares issued by GlaxoSmithKline plc to acquire Glaxo Wellcome and SmithKline Beecham were accounted for at par and no share premium arose; the shares acquired by GlaxoSmithKline in Glaxo Wellcome and SmithKline Beecham were similarly accounted for at the nominal value of the shares issued. In the consolidated Financial statements of GlaxoSmithKline, the results and net assets of Glaxo Wellcome and SmithKline Beecham were combined, at their book amounts, subject to alignment adjustments.

In view of the proximity of the merger date to the financial year end date, and the relative insignificance of any business activity between 27th December 2000 and 31st December 2000, the accounting date of the merger was for practical purposes taken as 31st December 2000. The whole of the profit for the financial year 2000 of each of Glaxo Wellcome plc and SmithKline Beecham plc was deemed to relate to the period prior to the merger date.

Back to Contents

86	GlaxoSmithKline Notes to the financial statements

6   Segment information

An analysis of turnover, profit before taxation, total assets, net assets and tangible fixed assets by business and geographical sector are set out below. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). The geographical sectors reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to the sector. There are no sales between business sectors.

The Group’s activities are organised on a global basis. The geographical sectorfigures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements.

		2001	2000
	2002	(restated)	(restated)
Turnover by business sector	£m	£m	£m

Pharmaceuticals	17,995	17,205	15,429
Consumer Healthcare	3,217	3,284	2,650

External turnover	21,212	20,489	18,079

Profit before tax by business sector

Pharmaceuticals	5,068	4,302	4,316
Consumer Healthcare	483	432	413

Operating profit	5,551	4,734	4,729

Share of profits/(losses) of joint ventures and associated undertakings	75	71	57
Profit on disposal of interest in associate	–	96	144
Profit on disposal of businesses	10	–	–
Product divestments	11	(296)	1,402
Merger transaction costs	–	–	(121)
Net interest payable	(141)	(88)	(182)

Profit before taxation	5,506	4,517	6,029

Profit before taxation	5,506	4,517	6,029
Taxation	(1,461)	(1,333)	(1,747)
Minority interests	(110)	(97)	(120)
Preference share dividends	(20)	(34)	(56)

Earnings	3,915	3,053	4,106

Total assets by business sector

Pharmaceuticals	18,608	18,495
Consumer Healthcare	3,719	3,848

Total assets	22,327	22,343

Net assets by business sector

Pharmaceuticals	5,720	6,573
Consumer Healthcare	1,668	1,679

Net assets	7,388	8,252

Back to Contents

Notes to the financial statements GlaxoSmithKline	87

6	Segment information continued
			2001	2000
		2002	(restated)	(restated)
Turnover by location of subsidiary undertaking		£m	£m	£m

USA		11,096	10,517	8,850
Europe		10,423	10,704	9,970
International		6,824	7,540	5,112

Gross turnover		28,343	28,761	23,932

USA		(168)	(327)	(297)
Europe		(3,873)	(4,372)	(4,294)
International		(3,090)	(3,573)	(1,262)

Inter-segment turnover		(7,131)	(8,272)	(5,853)

USA		10,928	10,190	8,553
Europe		6,550	6,332	5,676
International		3,734	3,967	3,850

External turnover		21,212	20,489	18,079

Turnover by location of customer

USA		10,807	10,087	8,554
Europe		6,064	5,855	5,264
International		4,341	4,547	4,261

External turnover		21,212	20,489	18,079

Profit before tax by location of subsidiary undertaking

USA		2,117	934	1,190
Europe		2,490	2,580	2,586
International		944	1,220	953

Operating profit		5,551	4,734	4,729

Share of profits/(losses) of joint ventures and associated undertakings		75	71	57
Profit on disposal of interest in associate		–	96	144
Profit on disposal of businesses		10	–	–
Product divestments		11	(296)	1,402
Merger transaction costs		–	–	(121)
Net interest payable		(141)	(88)	(182)

Profit before taxation		5,506	4,517	6,029

Profit before taxation		5,506	4,517	6,029
Taxation		(1,461)	(1,333)	(1,747)
Minority interests		(110)	(97)	(120)
Preference share dividends		(20)	(34)	(56)

Earnings		3,915	3,053	4,106

Total assets by location of subsidiary undertaking

USA		4,455	5,454
Europe		12,614	10,831
International		2,950	3,927

Total operating assets		20,019	20,212
Cash at bank and liquid investments		2,308	2,131

Total assets		22,327	22,343

Net assets by location of subsidiary undertaking

USA		376	1,232
Europe		7,298	6,524
International		2,049	2,597

Net operating assets		9,723	10,353
Net debt		(2,335)	(2,101)

Net assets		7,388	8,252

Back to Contents

88	GlaxoSmithKline Notes to the financial statements

6	Segment information continued					2002	2001

			Plant,
		Land and	equipment	Computer	Assets in
		buildings	and vehicles	software	construction	Total	Total
Tangible fixed assets by location of subsidiary undertaking		£m	£m	£m	£m	£m	£m

USA		680	379	31	322	1,412	1,536
Europe		1,700	1,833	118	553	4,204	4,138
International		524	370	11	128	1,033	1,171

Total		2,904	2,582	160	1,003	6,649	6,845

UK segment

Information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

		2001
	2002	(restated)	2000
	£m	£m	£m

Turnover by location of customer	1,366	1,328	1,151

Gross turnover	4,945	5,388	3,306
Inter-segment turnover	(3,230)	(3,753)	(1,798)

Turnover by location of subsidiary	1,715	1,635	1,508

Operating profit	1,276	1,772	1,665

Total assets	8,846	7,274

Net operating assets	4,910	4,514

7   Merger items, restructuring costs and divested businesses

Manufacturing and other restructuring costs were incurred by GlaxoSmithKline during 2002 and 2001 in implementation of previously announced plans for restructuring of manufacturing and other activities. These costs were also incurred by Glaxo Wellcome and SmithKline Beecham in 2000.

Merger integration costs relate to the integration of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business. These costs include consultancy fees in respect of integration planning, severance costs, asset write-offs, costs related to the early vesting or lapse of performance conditions on share options and share incentive awards and costs of the programme to encourage staff to convert Glaxo Wellcome and SmithKline Beecham share options into GlaxoSmithKline share options. Integration costs were incurred in 2002 and 2001 relating to the integration of the Block Drug businesses. These costs include professional fees, severance costs and asset write-offs.

Product divestment income arising in 2002 related to thefinalisation of the disposals of Famvir, Kytril and other products required in 2000 in order to obtain regulatory approval for the merger. Merger transaction costs were incurred in 2000 in order to effect the merger. These costs comprise the fees and expenses incurred in preparing and implementing the scheme of arrangement for the merger.

The disposal of businesses in 2002 related to the finalisation of the disposals of Clinical Laboratories and Healthcare Services in 1999. The disposal of businesses in 2001 primarily arose on the sale of Affymax. It included a £299 million write off of goodwill which was previously eliminated against Group reserves. The disposal of businesses in 2000 relates to the disposal of Healthcare Services in 1999. Restructuring costs were incurred in Healthcare Services before its disposal.

The share of associate in 2000 related to restructuring costs incurred by Quest Diagnostics.

		Restruc-		Disposal of
	Merger	turing	Block Drug	subsidiaries	Total
2002	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(121)	–	–	(121)
Merger integration costs	(851)	–	–	–	(851)
Block Drug integration costs	–	–	(60)	–	(60)

Effect on operating profit	(851)	(121)	(60)	–	(1,032)
Product divestments	11	–	–	–	11
Profit on disposal of businesses	–	–	–	10	10

Effect on profit before tax	(840)	(121)	(60)	10	(1,011)

Effect on taxation – operating items					266
Effect on taxation – non-operating items					33

Effect on taxation					299

Effect on earnings					(712)

Back to Contents

Notes to the financial statements GlaxoSmithKline	89

7   Merger items, restructuring costs and divested businesses continued

			Restruc-		Disposal of	Total
		Merger	turing	Block Drug	subsidiaries	(restated)
2001		£m	£m	£m	£m	£m

Manufacturing and other restructuring		–	(162)	–	–	(162)
Merger integration costs		(1,069)	–	–	–	(1,069)
Block Drug integration costs		–	–	(125)	–	(125)

Effect on operating profit		(1,069)	(162)	(125)	–	(1,356)
Loss on disposal of businesses		–	–	–	(296)	(296)

Effect on profit before tax		(1,069)	(162)	(125)	(296)	(1,652)

Effect on taxation – operating items						355
Effect on taxation – non-operating items						(33)

Effect on taxation						322

Effect on earnings						(1,330)

			Restruc-		Disposal of	Total
		Merger	turing	Associate	subsidiaries	(restated)
2000		£m	£m	£m	£m	£m

Manufacturing and other restructuring		–	(171)	–	–	(171)
Merger integration costs		(400)	–	–	–	(400)

Effect on operating profit		(400)	(171)	–	–	(571)
Share of associate		–	–	(8)	–	(8)
Product divestments		1,416	–	–	–	1,416
Merger transaction costs		(121)	–	–	–	(121)
Loss on disposal of business		–	–	–	(14)	(14)

Effect on profit before tax		895	(171)	(8)	(14)	702

Effect on taxation – operating items						120
Effect on taxation – non-operating items						(370)

Effect on taxation						(250)

Effect on earnings						452

8	Other operating income/(expense)
				2002	2001	2000
				£m	£m	£m

Royalties and other income				75	34	43
Other operating expense				(209)	(126)	(58)

				(134)	(92)	(15)
Income from equity investments and other disposals				23	129	289

				(111)	37	274

Royalties and other income is principally a core of recurring income in the form of royalties from the out-licensing of intellectual property. Other operating expense comprises non-recurring costs related to product liability and other claims and other costs in respect of product withdrawals. Income from equity investments and other disposals arises from equity investment sales and equity investment write-downs due to adverse market conditions, product and property disposals.

Back to Contents
90	GlaxoSmithKline Notes to the financial statements

9	Operating profit	2002	2001	2000
£m	£m	£m

The following items have been charged in operating profit:
Employee costs (Note 33)	4,940	4,686	4,487
Advertising	688	696	652
Distribution costs	281	272	260
Depreciation of tangible fixed assets:
Owned assets	760	758	733
Leased assets	4	3	2
Amortisation of goodwill	12	10	11
Amortisation of intangible fixed assets	60	40	27
Exchange losses on foreign currency deposits/loans	–	–	3
Operating lease rentals:
Plant and machinery	50	41	44
Land and buildings	61	70	70
Audit fees	6.1	7.2	6.3
Fees to auditors for other work:
Auditors’ UK firm	5.2	13.1	9.4
Auditors’ overseas firms	9.6	22.6	15.3

Analysis of fees to auditors for other work:
Non-statutory assurance services	1.8	1.6
Tax advisory services	4.2	5.9
Merger of Glaxo Wellcome and SmithKline Beecham	6.0	14.6
Other services	2.8	13.6

Included within audit fees above is a fee of £10,000 (2001 – £10,000, 2000 – £10,000) relating to the company audit of GlaxoSmithKline plc. Included within fees to auditors for other work are amounts of £6.0 million (2001 – £17.4 million) paid to the auditor’s management consulting practice, which was sold by them in 2002.

10	Joint ventures and associated undertakings	2002	2001	2000
		£m	£m	£m

Associated undertakings:
Share of profits of Quest Diagnostics Inc.		94	79	64
Share of losses of other associated undertakings		–	(1)	(1)
Amortisation of goodwill		(6)	(7)	(7)

		88	71	56
Share of (losses)/profits of joint ventures		(13)	–	1

		75	71	57

Share of turnover of joint ventures		8	8	8

Sales to joint ventures and associated undertakings		7	11	15

11	Net interest payable	2002	2001	2000
		£m	£m	£m

Interest payable
On bank loans and overdrafts		(6)	(26)	(45)
On other loans		(198)	(169)	(271)
In respect of finance leases		(2)	(3)	(1)

		(206)	(198)	(317)
Share of interest payable of associate		(8)	(19)	(23)

		(214)	(217)	(340)

Investment income
Interest income		71	129	159
Realised gains		2	–	–
Provision for market value adjustments		–	–	(1)

		73	129	158

		(141)	(88)	(182)

Back to Contents

Notes to the financial statements GlaxoSmithKline	91

12	Taxation
		2001	2000
	2002	(restated)	(restated)
Taxation charge based on profits for the period	£m	£m	£m

UK corporation tax at the UK statutory rate	479	838	928
Less double taxation relief	(117)	(351)	(384)

	362	487	544
Overseas taxation	1,036	876	1,242
Deferred taxation	29	(53)	(55)

	1,427	1,310	1,731
Share of taxation charge of associates	34	23	16

	1,461	1,333	1,747

		2001	2000
Reconciliation of the current taxation rate on Group profits	2002	(restated)	(restated)
	%	%	%

UK statutory rate of taxation	30.0	30.0	30.0
Overseas taxes	0.1	(1.1)	2.2

Average Group tax rate	30.1	28.9	32.2
Effect of special tax status in manufacturing locations	(3.9)	(3.7)	(3.2)
Share option deductions in the USA	(0.2)	(1.1)	(0.8)
Merger and restructuring costs	0.7	5.4	0.2
R&D credits not previously recognised	(1.2)	(0.9)	(1.1)
Other permanent differences	(0.8)	(0.4)	1.4
Capital allowances in excess of depreciation	(0.5)	–	(0.2)
Intra-Group profit	1.3	1.3	(1.2)
Reversing timing differences on tax losses	–	(2.5)	(0.2)
Other timing differences	2.3	3.9	2.5
Prior year items	(2.4)	(0.7)	–

Current tax rate on ordinary activities	25.4	30.2	29.6
Capital allowances in excess of depreciation	0.5	–	0.2
Intra-Group profit	(1.3)	(1.3)	1.2
Reversing timing differences on tax losses	–	2.5	0.2
Other timing differences	(2.3)	(3.9)	(2.5)
Share of associates’ taxation	0.6	0.5	0.3
Prior year items	3.6	1.5	–

Tax rate on ordinary activities	26.5	29.5	29.0

The Group operates in countries where the tax rate differs to the UK rate. The standard rate of tax for the Group has been estimated by aggregating the local standard tax rates and weighting these in proportion to accounting profits. Profits arising from manufacturing operations in Singapore, Puerto Rico and Ireland are taxed at reduced rates. The effect of this reduction in the taxation charge increased earnings per share by 3.6p in 2002, 2.7p in 2001 and by 3.2p in 2000.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of Zantac, in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group’s estimation of its taxation liabilities. The IRS claims, which are not completely quantified, continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the matter may have to be resolved by litigation.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Back to Contents

92	GlaxoSmithKline Notes to the financial statements

12	Taxation continued

Except as shown in these Financial statements, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2002 is required in such a way that incremental tax will arise.

At 31st December 2002, the Group had corporate tax losses of approximately £69 million and capital losses estimated to be in excess of £9 billion which are not recognised as deferred tax assets because there is insufficient evidence that these losses will be used.

	Current	Deferred	Deferred
	tax creditor	tax debtor	tax provision
Tax balances	£m	£m	£m

At 1st January 2002 as previously reported	(1,672)	871	–
Prior year adjustment	–	426	(553)

At 1st January 2002 as restated	(1,672)	1,297	(553)
Exchange adjustments	103	(79)	(12)
Charge to profit and loss account	(1,398)	(15)	(14)
Cash paid	1,633	–	–
Other movements	(115)	170	(163)

At 31st December 2002	(1,449)	1,373	(742)

			2001
		2002	(restated)
Deferred taxation asset/(liability)		£m	£m

Accelerated capital allowances		(710)	(691)
Stock valuation adjustment		(113)	(113)
Intra-Group profit		487	375
Product and business disposals		(125)	(161)
Pensions and other post-retirement benefits		190	298
Tax losses		93	97
Legal and other disputes		124	25
Manufacturing restructuring		52	71
Other net timing differences		633	843

		631	744

Of the above categories of provided deferred taxation, stock valuation adjustments, intra-Group profit and other timing differences are current. All deferred taxation movements arise from the origination and reversal of timing differences.

The Group has implemented the new Financial Reporting Standard, FRS 19 ‘Deferred Tax’, in 2002, which requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as before. For the full year 2001 the business performance tax charge is increased by £8 million, and the total tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

Back to Contents

Notes to the financial statements GlaxoSmithKline	93

13 Earnings per share		2001	2000
	2002	(restated)	(restated)
	p	p	p

Basic earnings per share	66.2	50.3	67.7
Adjustment for merger items, restructuring costs and disposal of subsidiaries:
Merger integration and transaction costs	10.8	13.0	6.8
Product divestments	–	–	(16.8)
Restructuring costs	1.5	2.0	2.2
Block Drug integration costs	0.7	1.6	–
Disposal of businesses	(0.9)	5.4	0.2
Associates	–	–	0.1

Adjusted earnings per share	78.3	72.3	60.2

Diluted earnings per share	66.0	49.9	66.9

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The numbers used in calculating basic and diluted earnings per share are reconciled below.

To illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 76 and 77 prepared in accordance with UK GAAP. Basic and diluted earnings per share include these non-recurring items.

Net profit for the period attributable to shareholders	£m	£m	£m

Earnings – basic and diluted	3,915	3,053	4,106
Adjustments for merger items, restructuring costs and disposal of subsidiaries	712	1,330	(452)

Adjusted earnings	4,627	4,383	3,654

Weighted average number of shares in issue	millions	millions	millions

Basic and adjusted	5,912	6,064	6,065
Dilution for share options	22	52	69

Diluted	5,934	6,116	6,134

Shares held by the Employee Share Ownership Trusts (ESOT) are excluded. The trustees have waived their rights to dividends on the shares held by the ESOT’s.

Back to Contents

94	GlaxoSmithKline Notes to the financial statements

14 Dividends	2002	2001
	£m	£m

GlaxoSmithKline plc:
First interim	535	546
Second interim	530	546
Third interim	527	546
Fourth interim	754	718

	2,346	2,356

			2000
			£m

Glaxo Wellcome plc:
Interim			538
Second interim			827
Final			–

			1,365

SmithKline Beecham plc:
First interim			162
Second interim			162
Third interim			163
Fourth interim			245

			732

			2,097

	2002	2001
Dividends per share	p	p

GlaxoSmithKline plc:
First interim	9	9
Second interim	9	9
Third interim	9	9
Fourth interim	13	12

	40	39

			2000
			p

Glaxo Wellcome plc – per Glaxo Wellcome share:
Interim			15
Second interim			23
Final			–

			38

The equivalent dividend per GlaxoSmithKline share is the same as the dividend per Glaxo Wellcome share.

SmithKline Beecham plc – per SmithKline Beecham share:
First interim			3.0
Second interim			3.0
Third interim			3.0
Fourth interim			4.5

			13.5

SmithKline Beecham plc – equivalent dividend per GlaxoSmithKline share:
First interim			6.59
Second interim			6.59
Third interim			6.59
Fourth interim			9.89

			29.66

Back to Contents

Notes to the financial statements GlaxoSmithKline	95

15 Goodwill			Total
			£m

Cost at 1st January 2002			210
Exchange adjustments			(17)
Additions (Note 31)			23

Cost at 31st December 2002			216

Amortisation at 1st January 2002			(36)
Exchange adjustments			3
Provision for the year			(12)

Amortisation at 31st December 2002			(45)

Net book value at 1st January 2002			174

Net book value at 31st December 2002			171

16 Intangible assets	Licences, patents, etc. £m	Brands £m	Total £m

Cost at 1st January 2002	597	1,266	1,863
Exchange adjustments	(27)	(94)	(121)
Additions	182	–	182
Acquisition of businesses	4	–	4
Assets written off	(44)	(10)	(54)

Cost at 31st December 2002	712	1,162	1,874

Amortisation at 1st January 2002	(119)	–	(119)
Exchange adjustments	5	–	5
Provision for the year	(60)	–	(60)
Assets written off	12	–	12

Amortisation at 31st December 2002	(162)	–	(162)

Impairment at 1st January 2002	(46)	(25)	(71)
Exchange adjustments	(3)	3	–
Impairment loss	(4)	–	(4)

Impairment at 31st December 2002	(53)	(22)	(75)

Net book value at 1st January 2002	432	1,241	1,673

Net book value at 31st December 2002	497	1,140	1,637

The licences and patents acquired in the year relate to the acquisition of various compound rights and other research based agreements (see Note 26).

Brands largely comprise a portfolio of Sterling products such as Panadol, Solpadeine and Hedex and the Block Drug products such as Sensodyne, Polident and Poligrip. Each of these is considered to have an indefinite life given the strength and durability of the brand and the level of marketing support. Accordingly, they are not amortised. The valuation of each Sterling brand is reviewed annually using a 10 year cashflow forecast as this was the basis for the original independent assessment when they were acquired in 1994 and a post-tax discount rate of eight per cent. The valuation of each Block Drug brand is also reviewed annually using a five year cashflow forecast and a post-tax discount rate of eight per cent.

Back to Contents

96	GlaxoSmithKline Notes to the financial statements

17	Tangible fixed assets	Land and buildings £m	Plant, equipment and vehicles £m	Computer software £m	Assets in construction £m	Total £m

Cost at 1st January 2002		3,903	6,821	300	1,212	12,236
Exchange adjustments		(154)	(207)	(5)	(48)	(414)
Additions		68	350	36	573	1,027
Acquisitions		5	7	–	1	13
Disposals		(69)	(387)	(8)	(15)	(479)
Reclassifications		557	130	9	(696)	–

Cost at 31st December 2002		4,310	6,714	332	1,027	12,383

Depreciation at 1st January 2002		(1,011)	(4,002)	(95)	–	(5,108)
Exchange adjustments		41	129	3	–	173
Provision for the year		(155)	(555)	(54)	–	(764)
Disposals		9	305	5	–	319
Reclassifications		(142)	173	(31)	–	–

Depreciation at 31st December 2002		(1,258)	(3,950)	(172)	–	(5,380)

Impairment at 1st January 2002		(147)	(112)	–	(24)	(283)
Exchange		12	7	–	–	19
Impairment loss		(29)	(73)	–	–	(102)
Disposals		11	1	–	–	12
Reclassifications		5	(5)	–	–	–

Impairment at 31st December 2002		(148)	(182)	–	(24)	(354)

Net book value at 1st January 2002		2,745	2,707	205	1,188	6,845

Net book value at 31st December 2002		2,904	2,582	160	1,003	6,649

The net book value at 31st December 2002 of the Group’s land and buildings comprises freehold properties £2,699 million (at 1st January 2002 – £2,516 million), properties with leases of 50 years or more £135 million (at 1st January 2002 – £157 million) and properties with leases of less than 50 years £70 million (at 1st January 2002 – £72 million). Included in plant, equipment and vehicles at 31st December 2002 are leased assets with a cost of £6 million (at 1st January 2002– £23 million), accumulated depreciation of £4 million (at 1st January 2002 – £14 million) and a net book value of £2 million (at 1st January 2002– £9 million).

The impairment loss principally relates to reductions in forecast cashflows resulting from decisions to close manufacturing facilities and has been measured by reference to value in use, typically using a discount rate of eight per cent.

18	Fixed asset investments	Joint ventures £m	Associated undertakings £m	Equity investments £m	Own shares £m	Total £m

At 1st January 2002		32	127	133	2,936	3,228
Exchange adjustments		(2)	(15)	(16)	–	(33)
Additions		–	5	39	–	44
Charge for the year		–	–	–	(51)	(51)
Impairment		–	–	(19)	–	(19)
Transfers		–	(5)	(8)	–	(13)
Disposals		–	–	(4)	(59)	(63)
Retained profit for the year		(13)	47	–	–	34
Goodwill amortisation		–	(6)	–	–	(6)

At 31st December 2002		17	153	125	2,826	3,121

Investments in joint ventures comprise £19 million share of gross assets (2001 – £33 million) and £2 million share of gross liabilities (2001 – £1 million).

The principal associated undertaking is Quest Diagnostics, Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment has a book value at 31st December 2002 of £129 million (2001 – £98 million) and a market value of £782 million (2001 – £1,094 million). At 31st December 2002, the Group owned 23 per cent of Quest (2001 – 23 per cent). This holding was reduced to 21 per cent in February 2003 following Quest’s acquisition of Unilab Corporation. The book value includes goodwill which is being amortised over 20 years; the amortisation charge for 2002 was £6 million. The goodwill at 31st December 2002 amounts to £101 million (2001 – £118 million). Goodwill of £115 million which relates to the continuing Group interest in Clinical Laboratories assets attributed to Quest, remains eliminated against Group reserves.

Equity investments comprise listed investments of £7 million (2001 – £8 million) and unlisted investments of £118 million (2001 – £125 million). The market value of listed investments was £11 million (2001 – £8 million).

Investments in own shares consist of shares held by Employee Share Ownership Trusts (see Note 34). The market value of own shares at 31st December 2002 was £2,161 million (2001 – £3,229 million). This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made.

Back to Contents

Notes to the financial statements GlaxoSmithKline	97

19	Equity investments		Total £m

At 1st January 2002			185
Exchange adjustments			(4)
Additions			43
Transfer from fixed asset investments			6
Impairment			(55)
Disposals			(14)

At 31st December 2002			161

Equity investments include listed investments of £125 million (2001 – £185 million). The market value of listed investments was £232 million (2001 – £531 million).
20	Stocks	2002 £m	2001 £m

Raw materials and consumables		508	565
Work in progress		673	808
Finished goods		899	717

		2,080	2,090

21	Debtors	2002 £m	2001 (restated) £m

Amounts due within one year
Trade debtors		3,515	3,628
Other debtors		569	575
Prepaid pension contributions		257	11
Other prepayments and accrued income		178	177

Amounts due after one year
Other debtors		294	320
Prepayments and accrued income		14	9
Deferred taxation (Note 12)		1,373	1,297

		6,200	6,017

Debtors include trading balances of £nil (2001 – £2 million) due from joint ventures and associated undertakings.

22	Other creditors	2002 £m	2001 £m

Amounts due within one year
Trade creditors		715	760
Taxation (Note 12)		1,449	1,672
Social security		87	123
Other creditors		429	345
Accruals and deferred income		3,285	3,142
Dividends payable		1,292	1,264

		7,257	7,306

Amounts due after one year
Other creditors		113	58
Accruals and deferred income		93	132

		206	190

Accruals include obligations for wages and salaries of £557 million (2001 – £617 million).

Back to Contents

98	GlaxoSmithKline Notes to the financial statements

23 Provisions for liabilities and charges	Pensions and other post-retirement benefits £m	Manufacturing restructuring £m	Merger integration £m	Legal and other disputes £m	Deferred taxation £m	Other provisions £m	Total £m

At 1st January 2002 as previously reported	1,022	126	240	227	–	195	1,810
Prior year adjustment (Note 12)	–	–	–	–	553	–	553

At 1st January 2002 as restated	1,022	126	240	227	553	195	2,363
Exchange adjustments	(69)	(2)	(8)	(44)	12	(12)	(123)
Charge for the year	198	32	379	304	14	4	931
Applied	(335)	(52)	(203)	(72)	–	(17)	(679)
Reclassifications and other movements	105	(1)	(5)	92	163	(13)	341

At 31st December 2002	921	103	403	507	742	157	2,833

In December 2002, the Group made special cash contributions totalling £320 million into the UK, US and German pension schemes. The contributions relating to the US and German pension schemes are included within the amounts applied to the provision above; the contribution relating to the UK pension scheme has increased the prepayment amount shown under debtors in Note 21.

The Group has recognised costs in 2002 in respect of plans for manufacturing and other restructuring initiated in 1998, 1999 and in 2001 following the merger of Glaxo Wellcome and SmithKline Beecham and acquisition of Block Drug. These plans are largely to be completed during 2003. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will cease, are expected to be incurred mainly in 2003. Costs of asset write-downs have been recognised as an impairment of fixed assets.

The Group has recognised costs in 2001 and 2002 in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Additional costs will be incurred as implementation of the integration following the merger continues. Costs recognised as a provision in respect of identified severances are expected to be incurred in 2003, and in respect of the programme to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options when employees exercise these options.

Provisions for legal and other disputes and other matters include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. No provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

GlaxoSmithKline is involved in a number of legal and other disputes (including notification of possible claims) where, because of the early stage of the matter, no reliable estimate of the outcome can be made. Accordingly no provision has been recorded for these matters or any unasserted claims.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within two years.

For a discussion of litigation issues, refer to‘Legal proceedings’ in Note 30.

24 Contingent liabilities

Contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted at 31st December 2002 to £138 million (2001 – £90 million).

Back to Contents

Notes to the financial statements GlaxoSmithKline	99

25	Net debt	2002 £m	2001 £m

Liquid investments		1,256	1,415
Cash at bank		1,052	716

		2,308	2,131

Loans and overdrafts due within one year:
Bank loans and overdrafts		(263)	(307)
Commercial paper		(1,284)	(1,269)
Eurobonds and Medium-Term notes		–	(542)
Obligations under finance leases		(1)	(2)
Other loans		(3)	(4)

		(1,551)	(2,124)

Loans due after one year:
Bank loans		(3)	(11)
Eurobonds, Medium-Term notes and private financing		(3,054)	(2,059)
Loan Stock		(14)	(16)
Obligations under finance leases		(12)	(12)
Other loans		(9)	(10)

		(3,092)	(2,108)

Net debt		(2,335)	(2,101)

At the balance sheet date the Group’s liquid investments had an aggregate market value of £1,264 million (2001 – £1,418 million).

Loans and overdrafts due within one year
Commercial paper comprises a US$10 billion programme, of which £1,284 million was in issue at 31st December 2002 (at 31st December 2001– £1,269 million), backed up by committed facilities of 364 days duration of £872 million, renewable annually, and liquid investments of £787 million.

The weighted average interest rate on commercial paper borrowings at 31st December 2002 was 1.3 per cent.

Loans due after one year
In 2002, a £500 million, 4.875 per cent coupon bond and two, US dollar denominated,floating rate bonds totalling $495 million were issued under the European Medium Term Note programme. The Group also raised $500 million of floating rate debt through a private financing arrangement. This may be redeemed by the Group at any time and, in particular, in the event of any accelerating event that would increase the cost of funding for the Group.

Loans due after one year are repayable over various periods as follows:

	2002 £m	2001 £m

Between one and two years	423	11
Between two and three years	563	116
Between three and four years	311	140
Between four and five years	2	843
After five years	1,793	998

	3,092	2,108

The loans repayable after five years carry interest at effective rates between 4.9 per cent and 5.3 per cent. The repayment dates range from 2008 to 2033.

Back to Contents

100	GlaxoSmithKline Notes to the financial statements

25	Net debt continued
Secured loans Loans amounting to £13 million (2001 – £13 million) are secured by charges on fixed and current assets. Finance lease obligations		2002 £m	2001 £m

Rental payments due within one year		1	2
Rental payments due between one and two years		2	2
Rental payments due between two and three years		1	1
Rental payments due between three and four years		1	1
Rental payments due between four and five years		1	1
Rental payments due after five years		7	7

Total finance lease obligations		13	14

Financial instruments Further information is given in Note 32.

26	Commitments
Capital commitments		2002 £m	2001 £m

Contracted for but not provided in the financial statements
Intangible fixed assets		1,410	1,103
Tangible fixed assets		382	298

		1,792	1,401

A number of commitments were made in 2002 under licensing and other agreements, principally with elbion AG, Adolor Corporation, Theravance, Inc. and Unigene Laboratories, Inc. Payments become due if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success.

The Group also has other commitments of £162 million relating to other payments to be made under licences and other alliances, principally to Exelixis Inc.

Commitments under operating leases to pay rentals for the next year	2002 £m	2001 £m

Operating leases on land and buildings which expire:
In one year or less	10	5
Between one and five years	47	18
After five years	56	51

	113	74

Operating leases on plant, equipment and vehicles which expire:
In one year or less	7	4
Between one and five years	47	27
After five years	1	–

	55	31

Commitments under operating leases to pay rentals in future years

2003	168	105
2004	97	89
2005	80	79
2006	59	69
2007	49	59
2008 and thereafter	249	241

	702	642

Back to Contents

Notes to the financial statements GlaxoSmithKline	101

					Share premium account
27 Share capital and share premium account	Redeemable preference shares of £1 each		Ordinary Shares of 25p each

	Number	£m	Number	£m	£m

Share capital authorised
At 31st December 2001	–	–	10,000,000,000	2,500
At 31st December 2002	–	–	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2001	50,000	–	6,225,662,174	1,556	30
Share capital redeemed at par	(50,000)	–	–	–	–
Share capital issued under share option schemes	–	–	17,878,815	4	140
Share capital purchased and cancelled	–	–	(70,575,000)	(17)	–

At 31st December 2001	–	–	6,172,965,989	1,543	170
Share capital issued under share option schemes	–	–	7,049,394	2	54
Share capital purchased and cancelled	–	–	(155,749,038)	(39)	–

At 31st December 2002	–	–	6,024,266,345	1,506	224

			Number (000)

Number of shares issuable under outstanding options (Note 34)
At 31st December 2001			155,078
At 31st December 2002			217,953

Number of unissued shares not under option
At 31st December 2001			3,671,956
At 31st December 2002			3,757,781

The redeemable preference shares were redeemed by the company on 31st August 2001.The nominal amount of these redeemable preference shares was converted into 200,000 ordinary shares of 25 pence each resulting in authorised share capital at 31st December 2001 of 10 billion ordinary shares of 25 pence each.

In October 2002, GlaxoSmithKline commenced a new £4 billion share buy-back programme. This follows the completion of the £4 billion buy-back programme announced in 2001. A total of £2,220 million was spent in 2002 of which £219 million relates to the new buy-back programme. The exact amount and timing of future purchases will be determined by the Group and is dependent on market conditions and other factors. In the period 1st January 2003 to 3rd March 2003 a further 9,350,000 shares had been purchased and cancelled at a cost of £105 million.

For details of substantial shareholdings refer to‘Substantial shareholdings’ on page 155.

28 Non-equity minority interests

SmithKline Beecham Holdings Corporation (SBH Corp), a subsidiary incorporated in Delaware, USA, has in issue $500 million of Flexible Auction Market Preferred Stock (Flex AMPS), comprising 5,000 shares of $100,000 each, issued in six series. The dividend on half of these shares was fixed on issuance in 1996 for a seven year period. The dividend on the other half was fixed for a five year period which ended during 2001 and now varies, predominately with prevailing interest rates, and is set every seven weeks at an auction at which the shares are also traded.

SBH Corp also has in issue $400 million of Auction Rate Preference Stock (ARPS), comprising 4,000 shares of $100,000 each, issued in five series, the dividend on which also varies under conditions similar to the Flex AMPS described above.

Together, the ARPS and the Flex AMPS constitute the preference shares, which represent the non-equity minority interest.

SmithKline Beecham plc has, in certain circumstances, guaranteed payment of dividends declared on the preference shares. SmithKline Beecham plc has also agreed with SBH Corp that in certain circumstances it will provide support to SBH Corp in relation to the principal. However, any guarantee or support is limited so that in no circumstances could the holder of preference shares be in a more favourable position than had they been a holder of a preference share in SmithKline Beecham plc. The preference shares represent a long-term non-equity minority interest in the Group balance sheet in accordance with FRS 4 ‘Capital Instruments’ and UITF 33 ‘Obligations in capital instruments’.

Back to Contents

102	GlaxoSmithKline Notes to the financial statements

29 Reserves	Other reserves	Profit and loss account (restated)	Total (restated)
	£m	£m	£m

At 31st December 1999	1,701	2,141	3,842
Goodwill written back	–	2	2
Exchange movements	–	(23)	(23)
UK tax on exchange movements	–	16	16
Shares issued	148	–	148
Profit attributable to shareholders	–	4,106	4,106
Dividends	–	(2,097)	(2,097)
Revaluation of goodwill due to exchange	–	10	10

At 31st December 2000	1,849	4,155	6,004
Goodwill written back	–	356	356
Exchange movements	–	(151)	(151)
Shares purchased for cancellation	17	(1,274)	(1,257)
Profit attributable to shareholders	–	3,053	3,053
Dividends	–	(2,356)	(2,356)
Revaluation of goodwill due to exchange	–	28	28

At 31st December 2001	1,866	3,811	5,677
Exchange movements	–	(154)	(154)
UK tax on exchange movements	–	(67)	(67)
Shares purchased for cancellation	39	(2,220)	(2,181)
Profit attributable to shareholders	–	3,915	3,915
Dividends	–	(2,346)	(2,346)
Unrealised gains on equity investments	–	7	7

At 31st December 2002	1,905	2,946	4,851

Goodwill arising on acquisitions before 1st January 1998 which has been written off against other reserves amounts to £6,180 million, including goodwill of £4,840 million previously held as a goodwill reserve which was offset against other reserves in 1998. The goodwill written back in 2001 relates primarily to the disposals of Affymax and part of the Group’s holding in Quest Diagnostics, Inc. Goodwill denominated in local currencies which is subject to revaluation amounted to £293 million at 31st December 2002.

Goodwill on acquisitions after 1st January 1998 has been capitalised, in accordance with the accounting policy set out in Note 2.

Exchange movements taken to reserves in 2002 include losses of £1,251 million (2001 – losses £114 million, 2000 – losses £84 million) on foreign currency loans less deposits, gains of £1,097 million (2001 – losses £9 million, 2000 – gains £71 million) on the retranslation of net assets and £nil (2001 – losses £28 million, 2000 – losses £10 million) on goodwill eliminated against reserves.

The UK tax on exchange movements in the year of £67 million (2001 – £nil, 2000 – £16 million credit) relates to the UK taxable element of the foreign currency loans less deposits taken to reserves.

Exchange adjustments debited to reserves cumulatively amount to £1,452 million.

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2002 (2001 – £1,561 million; 2000 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £56 million at 31st December 2002 (2001 – £17 million, 2000 – £nil).

Total reserves amounted to £4,851 million at 31st December 2002 (2001 – £5,677 million, 2000 – £6,004 million), of which £10,879 million (2001 – £718 million; 2000 – £nil) relates to the company and £76 million (2001 – £61 million, 2000 – £28 million) relates to joint ventures and associated undertakings.

The profit of GlaxoSmithKline plc for the year was £10,598 million (2001– £4,331 million, 6th December 1999 to 31st December 2000 – £nil), which after dividends of £2,352 million (2001 – £2,356 million, 6th December 1999 to 31st December 2000 – £nil), gave a retained profit of £8,246 million (2001 – £1,975 million, 6th December 1999 to 31st December 2000 – £nil). After the cost of shares purchased for cancellation of £2,220 million (2001 – £1,274 million, 6th December 1999 to 31st December 2000 – £nil) and an unrealised profit on capital reduction by subsidiary of £4,096 million (2001 – £nil, 6th December 1999 to 31st December 2000 – £nil), the profit and loss account reserve at 31st December 2002 stood at £10,823 million (2001 – £701 million, 2000 – £nil).

Back to Contents
Notes to the financial statements GlaxoSmithKline	103

30 Legal proceedings

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust, and governmental investigations and related private litigation. The most significant of these matters are described below.

Intellectual property
In the USA a number of distributors of generic drugs havefiled applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2006 of the Group’s patent on paroxetine hydrochloride hemihydrate. The distributors are looking to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. The cases are complex but the Group believes that the generic anhydrate and other versions infringe because they contain and/or convert to the hemihydrate form and/or infringe other Group patents. In response the Group has filed actions against all those distributors for infringement of various of the Group’s patents.

In July 1998 GlaxoSmithKline filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent for paroxetine hydrochloride hemihydrate. Apotex had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to introduce a generic form of Paxil. Following a trial in February 2003 the judge ruled that GlaxoSmithKline’s patent is valid but not infringed by Apotex’s product. GlaxoSmithKline is appealing the ruling of non-infringement to the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on intellectual property matters.

In June 1999 GlaxoSmithKline filed an action against Geneva Pharmaceuticals, a subsidiary of Novartis Pharmaceuticals, in the US District Court for the Eastern District of Pennsylvania for infringement of the Group’s patents for paroxetine hydrochloride following notice of Geneva’s ANDA filing. That case has been consolidated with similar infringement actions against other generic companies that subsequently filed ANDAs. Additional infringement actions have been brought based on patents issued subsequent to the original filing against Apotex in the Northern District of Illinois. The Group also filed an action against Apotex relating to those new patents in the Eastern District of Pennsylvania. In December 2002 the judge granted in part and denied in part summary judgement motions filed by Apotex with the result that issues of validity and infringement of three of the four new patents will move toward trial. GlaxoSmithKline has petitioned the District Court to permit an interim appeal to the CAFC. The last to expire Hatch-Waxman stay on FDA approval of the Apotex ANDA expires in September 2003.

In February 2003 the CAFC heard Apotex’s appeal from a decision by the US District Court for the District of Columbia denying Apotex’s request that the FDA be required to delist certain of the Group’s patents for Paxilfrom the Orange Book. The CAFC has not yet ruled on that matter. In addition, Apotex has applied to the court in the litigation in the Eastern District of Pennsylvania for an order that GlaxoSmithKline delist certain patents.

In March 2000 GlaxoSmithKline filed an action against Pentech Pharmaceuticals in the US District Court for the Northern District of Illinois for infringement of the Group’s patents for paroxetine hydrochloride. Pentechfiled an ANDA for a capsule version of Paxil, asserting that its compound and presentation do not infringe the Group’s patents or that the patents are invalid.

Even if the FDA were to approve the Pentech ANDA, GlaxoSmithKline believes that the Pentech capsule would not be substitutable for Paxil tablets.

In October 2000 GlaxoSmithKline filed an action against Synthon Pharmaceuticals in the US District Court for the Middle District of North Carolina for infringement of the Group’s patents for paroxetine hydrochloride and paroxetine mesylate. Synthon had filed a 505(b)(2) application (a ‘paper NDA’) with the FDA using paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of Paxil. Even if the FDA approves the Synthon application, GlaxoSmithKline believes the Synthon compound would not be substitutable for Paxil. Briefing on summary judgement motions filed by the parties has been completed and those motions remain pending. No trial date has been set. The Hatch-Waxman stay on FDA approval of the Synthon application expires in April 2003.

Following the expiration of the data exclusivity period in Europe, a marketing authorisation was issued to Synthon BV/Genthon in October 2000 by regulatory authorities in Denmark for paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of Seroxat/Paxil. Marketing authorisations have since been granted in nine other European countries, one further national approval and eight approvals under the Mutual Recognition process based on the original Danish approval. Generic products containing paroxetine mesylate have been launched in Denmark, Germany, The Netherlands, Austria, Ireland, Sweden and Italy, although the product in Austria and Denmark has been withdrawn following the award of patent interim injunctions. The Group has initiated litigation challenging the approval by the Danish Medicines Agency on grounds that an authorisation should not have been granted under the abridged procedure as paroxetine mesylate is not essentially similar to Seroxat. Marketing authorisations have also been issued in eleven European countries for products containing paroxetine hydrochloride anhydrate, another variant of the Group’s product. Generic products containing the anhydrate are now on the market in Germany, Austria, Denmark, the Netherlands, Spain, Sweden and Finland. GlaxoSmithKline believes that marketing of either a paroxetine hydrochloride anhydrate product or a paroxetine mesylate product by third parties in European countries infringes its patents and is litigating its position in actions in many European and other countries outside the USA. In June 2002 the European Patent Office Opposition Division rejected an opposition filed by Synthon against the Group’s European patent covering a crystal form of paroxetine mesylate that is used in Synthon’s product. That decision is under appeal. In contrast, following an action initiated by Synthon, a UK court revoked the corresponding UK patent relating to paroxetine mesylate in December 2002. An appeal before the Court of Appeal is expected to commence in May 2003. In February 2003 the Dutch court revoked the corresponding Dutch patent which decision will also be appealed.

In response to a challenge by BASF to the Group’s UK patent for paroxetine hydrochloride anhydrate in the UK High Court in July 2002 the Judge decided that the patent was partly valid and partly invalid. The claims held valid were asserted against Apotex, Neolab and Waymade Healthcare and an interim injunction preventing sale of their version of the product was granted in November 2002. The decision granting the injunction was affirmed on appeal in early February 2003. A full trial relating to both alleged infringement and alleged invalidity will take place in June 2003.

Back to Contents
104	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

In May 2001 Geneva Pharmaceuticals commenced an action in the US District Court for the Eastern District of Virginia over four patents recently issued to GlaxoSmithKline covering clavulanic acid, a key ingredient in Augmentin and Timentin. Geneva asked the court to declare the new patents, which expire in 2017 and 2018, invalid. In August 2001 Geneva extended its complaint to cover three additional patents which expired in 2002. In September 2001 Teva Pharmaceuticals filed a similar action challenging the four recently issued patents and a patent expiring in December 2002 that cover Augmentin. In December 2001 Ranbaxy Pharmaceuticals filed a further action challenging the four patents expiring in 2017 and 2018. The Ranbaxy and Teva actions were consolidated with the Geneva case. At December 2001 and March 2002 hearings on Teva’s motions for summary judgement the trial judge held that the Group’s patents expiring in 2017 and 2018 were invalid. At the consolidated trial in May 2002, the same judge ruled that the patents expiring in 2002 were invalid. The FDA has granted approval to all three companies and Lek Pharmaceuticals for their generic products and all four are now marketed in the USA. The Group continues to believe that its patents are valid and appealed the District Court decisions to the CAFC. The hearing on the appeal was heard on 5th March 2003 but as of the date of this report the CAFC had not yet ruled on the appeal.

In August 2002 the Group commenced proceedings against Geneva Pharmaceuticals and its parent Novartis AG, Biochemie GmbH and Biochemie SpA before the US International Trade Commission and in Colorado state court, alleging that the manufacture and sale in the USA of Geneva’s generic Augmentin product using a production strain stolen earlier from GlaxoSmithKline constitutes misappropriation of the Group’s trade secrets and unfair competition. Both proceedings seek to prevent the importation and sale in the USA of generic Augmentin containing clavulanate made using the stolen GlaxoSmithKline production strain; the Colorado action seeks damages as well. Similar state court actions have been initiated against Teva, Lek and Ranbaxy.

Five distributors of generic pharmaceutical products havefiled ANDAs for sustained release bupropion hydrochloride tablets (Wellbutrin SR and Zyban) in the USA, accompanied in each case with a certification of invalidity of the Group’s patents. The Group has brought suit for patent infringement against each of the filing parties. The Groupfiled suit against Andrx Pharmaceuticals, the first to file an ANDA, in the US District Court for the Southern District of Florida. In February 2002 the District Court Judge granted Andrx’s summary judgement motion and ruled that its product does not infringe the Group’s patents. The Group has appealed that decision to the CAFC. The oral argument on the appeal was held in December 2002 but as of the date of this report the CAFC has not ruled on the appeal. Actions have also been filed against Watson Pharmaceuticals in the US District Court for the Southern District of Ohio, Eon Labs Manufacturing in the US District Court for the Southern District of New York, Impax Laboratories in the US District Court for the Northern District of California and Excel Pharmaceuticals in both the US District Court for the District of New Jersey and the US District Court for the Eastern District of Virginia. The Watson case has been settled. Judges granted summary judgement of non-infringement in the Impax and Excel cases, both of which are on appeal to the CAFC. Summary judgement was denied to Eon. On Eon’s motion for reconsideration, the judge confirmed denial of the summary judgement. No trial date has yet been set in the Eon case. At this point Eon is the only distributor with tentative FDA approval for its generic version of the product.

The 30-month Hatch-Waxman stay on final FDA approval expires April 2003 butfinal FDA approval may also be held up in view of rights to a 180 day marketing exclusivity that may be held by Andrx.

The Group filed an action for infringement of its patents force furoxime axetil, the active ingredient in the Group’s Ceftin anti-infective product, against Ranbaxy Pharmaceuticals in the US District Court for New Jersey. A preliminary injunction was granted in favour of the Group but the CAFC subsequently vacated that injunction and remanded the case to the District Court for a full trial on the merits. Thereafter Ranbaxy launched its generic version in March 2002. The trial is scheduled to begin 8th July 2003. Since the patent as to which the Group claims infringement expires in May 2003, the Group now seeks monetary damages based on Ranbaxy’s sales. The Group has filed a similar action against Apotex, a second distributor of generic pharmaceutical products, in the US District Court for the Northern District of Illinois. A preliminary injunction was granted in favour of the Group in June 2002. Apotex subsequently obtained FDA approval for their generic product. The full trial with Apotex was concluded in January 2003, but as at the date of this report no decision had been announced.

In August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddy’s Laboratories, alleging infringement of three patents for ondansetron, the active ingredient in Zofran tablets. FDA approval of the ANDA filed by Reddy is stayed until the earlier of January 2004 or resolution of the patent infringement litigation. In March 2002 the Group filed a similar action against Teva, which alleged invalidity or non-infringement of two method of use patents but not the compound patent expiring in 2005, in the US District Court for the District of Delaware. A trial date of 19th November 2003 has been set for the Teva case. A third ondansetron case, involving orally disintegrating Zofran tablets, was commenced in February 2003 against Kali Laboratories in the US District Court for the District of New Jersey.

In August 2002 the Group commenced an action in the US District Court for the District of New Jersey against Teva, alleging infringement of the Group’s compound patent for lamotrigine, the active ingredient in Lamictal oral tablets. That patent expires in July 2008. The defendant has filed an ANDA with the FDA with a certification of invalidity of the Group’s patent. FDA approval of that ANDA is stayed until the earlier of January 2005 or resolution of the patent infringement litigation. The case is in its early stages.

In October 2002 Pfizer Inc.filed an action against Bayer AG and GlaxoSmithKline in the US District Court for the District of Delaware, alleging that the manufacture and sale of Levitra (vardenafil) would infringe a patent newly issued to Pfizer and asking that Bayer and GlaxoSmithKline be permanently enjoined. The case is in its early stages.

In January 2003 Cipla and Neolab filed an action in the UK High Court, seeking revocation of one of the Group’s patents relating to the asthma treatment Seretide/Advair. This patent, set to expire in 2013, including supplementary protection certificate protection, relates to the combination of the active ingredients, salmeterol and fluticasone propionate, on which separate patents exist (which have not been challenged), providing patent protection in the UK until late 2005. Several other UK Seretide patents, for example those relating to the Diskus device and the CFC-free MDI device which expire in 2011 and 2012 respectively, have not been challenged. There has been no challenge to the Group’s patents relating to Seretide/Advair in the USA or in other countries.

<<<<<<

Back to Contents
Notes to the financial statements GlaxoSmithKline	105

30 Legal proceedings continued

In February 2003 the Group received a paragraph iv notification of non-infringement of a patent relating to film coating for Imitrex (sumatriptan) in connection with an ANDA filing by Ranbaxy with respect to Imitrex. The paragraph iv notification does not extend to the basic US patents for the product which expire in 2006 and 2008.

In February 2003 the FDA website posted receipt by the agency of an ANDA filing with respect to Valtrex. As of the date of this report the Group has not yet received notice of a paragraph iv notification of invalidity and/or non-infringement with respect to that product. The Group’s US patent on the active ingredient in Valtrex (valaciclovir) expires in 2009.

Product liability
In 1997 the FDA became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination of phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products from the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group is a defendant in thousands of lawsuits in various state and federal district courts in the USA, many of which have been filed as class actions. Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring and refunds for purchases of drugs. In 1997 the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently confirmed by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

GlaxoSmithKline has received purported class action lawsuits filed in state and federal courts in the USA alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring. In January 2003 a federal district court judge in California denied class action certification although permitting counsel for the plaintiffs to file one more motion for certification. Most of the remaining lawsuits are in their early stages and there has been no determination as to whether any of the lawsuits pending in state or federal courts elsewhere will be permitted to proceed as class actions.

In the last decade there has been litigation against the manufacturers of Prozac and other sustained serotonin reuptake inhibitor (SSRI) products such as Paxil for homicidal or suicidal behaviour exhibited by users of their products. The Group has received some such claims and lawsuits with respect to Paxil. None of these are or purport to be class actions.

Following a report from the Yale Haemorrhagic Stroke Project that found a suggestion of an association betweenfirst use of phenylpropanolamine (‘PPA’) decongestant and haemorrhagic stroke, the Group and most other manufacturers voluntarily withdrew consumer healthcare products in which PPA was an active ingredient. Since the PPA product withdrawal the Group has been named as a defendant in numerous personal injury and class action lawsuits filed in state and federal courts alleging personal injury or increased risk of injury from use of products containing PPA and unfair and deceptive business practices. Plaintiffs seek remedies including compensatory and punitive damages and refunds. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Washington. The judge responsible for those proceedings initially denied class certification and struck all class allegations in the federal personal injury and consumer refund class actions but granted plaintiffs leave to file a renewed motion to certify a consumer refund class consisting of persons possessing PPA-containing products at the time of an FDA advisory in November 2000. Subsequently, the judge denied that renewed motion. The lawsuits are in their early stages and there has been no final determination as to whether any of the lawsuits filed in state courts will be permitted to proceed as class actions. Class certification has been denied in California state court and is on appeal; a motion for class certification is still pending in Pennsylvania state court.

In August 2001 Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolosis. GlaxoSmithKline had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the license holder and manufacturer of the product. Following the withdrawal, Bayer and GlaxoSmithKline have been named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolosis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring. GlaxoSmithKline and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95 per cent of all settlements and compensatory damages judgements with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Minnesota. Most of the lawsuits are in their early stages and there has been no determination as to whether any of the lawsuits to which the Group is a party will be permitted to proceed as class actions.

GlaxoSmithKline, along with a number of other pharmaceutical companies, has been named as a defendant in a number of purported class action and numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in vaccines, causes neurodevelopmental disorders and other injuries. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. The lawsuits are in their very early stages and there has been no determination as to whether any of the purported class actions will be permitted to proceed as class actions.

Back to Contents

106	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Following the voluntary withdrawal of Lotronex in the USA in November 2000 a number of lawsuits have been filed against the Group in state and federal district courts, including individual personal injury actions and purported class actions asserting product liability and consumer fraud claims. Plaintiffs seek remedies including compensatory, punitive and statutory damages. A number of claims have been settled. Most of the remaining actions are at their early stages although tentative trial dates for some cases have been set for early 2003.

Government investigations
GlaxoSmithKline has received subpoenas from the US Attorney’s office in Boston, Massachusetts, requesting production of documents for the period from 1991 to the present relating to any repackaging, relabelling or private label arrangements that GlaxoSmithKline has had or discussed with third-party customers during such period. At issue is whether the prices charged to such third parties for GlaxoSmithKline products must be counted for Medicaid ‘best price’; purposes. The Group has also received letters from the Centers for Medicare & Medicaid Services (CMS) stating CMS’s position that certain of those prices should have been included in Medicaid ‘best price’ and requesting that GlaxoSmithKline retroactively adjust its ‘best price’ reports for quarters prior to July 2000 to include those prices. The Group is involved in discussions with the US Attorney’s office to resolve these issues.

GlaxoSmithKline has been responding to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services, the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GlaxoSmithKline, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way certain drugs are priced and the way the Medicare and Medicaid programmes reimburse for those drugs. In 2002, the Nevada and Montana state attorneys general each filed a civil lawsuit in state court against GlaxoSmithKline and several other drug companies. The actions claim – on behalf of the states as payers and on behalf of in-state patients as consumers – damages and restitution based on defendants’ pricing for an undefined set of pharmaceutical products.

In the first quarter of 2003, the County of Suffolk, New York, filed an action in federal court that also asserts claims against GlaxoSmithKline and others relating to the reported “average wholesale price” of certain drugs covered by the state’s Medicaid program. The New York state attorney general filed a similar complaint in New York state court. In addition, private payer class action lawsuits have been filed against GlaxoSmithKline in several federal district and state courts. A number of the federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Massachusetts. Most of the civil suits filed by state attorneys general and class action plaintiffs have been removed to federal court. Some of the removed cases, including the Nevada and Montana cases, have been consolidated into the District of Massachusetts proceedings and steps have been taken to consolidate the other removed cases there too. Nevada, Montana and some of the private class action plaintiffs who originally filed in state court are seeking to have their cases remanded to their respective state courts. All the actions are in their early stages.

Antitrust
In November 2000 the US Federal Trade Commission (FTC) staff advised the Group that the staff was conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by monopolizing or attempting to monopolize the market for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. The Group has cooperated with the staff’s investigation.

Following public reference to the FTC investigation regarding Paxil, purported consumer class actions have been filed in the US District Court for the Eastern District of Pennsylvania on behalf of putative classes of indirect purchasers, including consumers and third party payers. The plaintiffs claim that the Group has monopolised a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. Treble damages are sought for alleged overcharges flowing from the conduct. The cases are at an early stage with no determination as to whether they will be permitted to proceed as class actions.

Through the US pharmaceutical businesses of both SmithKline Beecham and Glaxo Wellcome, the Group is party to a number of antitrust suits, certain of which have been certified as class actions, instituted by most of the nation's retail pharmacies and consumers in several states, alleging conspiracies in restraint of trade and challenging the pricing practices of the Group. A significant number of other pharmaceutical companies and wholesalers have also been sued in the same or similar litigation. These actions, except for several actions brought in state courts, were consolidated for pre-trial purposes in the District Court for the Northern District of Illinois. The federal class action component, which includes pharmacies representing approximately two-thirds of total US retail sales volume, was settled by both Glaxo Wellcome and SmithKline Beecham in 1996. Since that time, the Group has entered into other settlements on satisfactory terms. The Group has not engaged in any conspiracy and no admission of wrongdoing was made nor included in the final agreements.

In August 2001 the US District Court for the District of Massachusetts ruled the Group’s patent for nabumetone (Relafen) invalid for anticipatory art and unenforceable on the grounds of inequitable conduct. The Group filed an appeal from that decision in November 2001. In August 2002 the CAFC issued a decision affirming the District Court’s judgement of invalidity but declining to rule on the judgement of inequitable conduct. Following the District Court decision, antitrust claims alleging competitive injury and overcharges have been filed by Teva, a generic manufacturer of nabumetone, by purported classes of direct purchasers and payers and by individual groups of purported direct purchasers. The plaintiffs’ claims are based on allegations of fraudulent procurement of a patent, wrongful listing of the patent in the FDA Orange Book and prosecution of sham patent infringement litigation. Those cases, which were originally filed in the US District Courts for the District of Massachusetts and the Eastern District of Pennsylvania, are now all pending in the District of Massachusetts and are in their early stages. There has been no determination as to whether the putative class actions will be permitted to proceed as class actions.

Back to Contents

Notes to the financial statements GlaxoSmithKline	107

30 Legal proceedings continued

In 2002, the US District Court for the Eastern District of Virginia found various patents covering Augmentin invalid. The Group has filed an appeal from that decision, which is still pending before the CAFC. Immediately following the adverse trial court decision, purported antitrust class actions were filed on behalf of consumers and third party payers in various federal courts, which have now all been transferred or consolidated in the US District Court for the Eastern District of Virginia. Plaintiffs allege that the Group knowingly obtained invalid patents and engaged in other anticompetitive conduct to prevent entry of generic products in violation of the monopolization section of the US antitrust laws. Plaintiffs seek declaratory and injunctive relief as well as treble damages for the alleged over charges. There has been no determination as to whether the putative class actions, which are in their early stages, will be permitted to proceed as class actions. Separately, the Group is prosecuting patent infringement suits against four companies that have filed ANDAs seeking permission to sell generic bupropion (Wellbutrin SR/Zyban) in the US. In three of those cases, summary judgement has been entered against the Group. Following these adverse rulings in the patent litigation, a purported class action on behalf of purchasers and third party payers was filed in the US District Court for the Eastern District of Pennsylvania, alleging that the Group engaged in anticompetitive conduct, including prosecution of sham patent infringement litigation, to prevent entry of generic products. Plaintiffs seek declaratory and injunctive relief, as well as treble damages for the alleged overcharges.

Commercial matters
Otsuka Pharmaceutical Co. Ltd. initiated arbitration proceedings in December 2001 concerning the Group’s unilateral withdrawal of grepafloxacin (Raxar/Vaxar) in October 1999 for safety reasons. Otsuka alleges that the product withdrawal and simultaneous public announcement constituted material breaches of the license and supply agreements. The Group believes the underlying product withdrawal was consistent with the terms of the agreements and that valid defences exist to the claims. A UK arbitration panel has been selected and met. The hearing to determine liability, if any, is scheduled for December 2003.

SmithKline Beecham Clinical Laboratories indemnities
In connection with the sale of SmithKline Beecham Clinical Laboratories (SBCL) to Quest Diagnostics, Inc., the Group has agreed to indemnify Quest Diagnostics, on an after-tax basis, with respect to certain liabilities arising from the conduct of the SBCL business prior to closing, including governmental and private claims arising from the US government’s investigation into SBCL’s billing and marketing practices.

Environmental matters
GlaxoSmithKline has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal site remediation costs and tort actions brought by private parties. GlaxoSmithKline has been advised that it may be a responsible party at approximately 27 sites, of which 11 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (‘Superfund’).

These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, GlaxoSmithKline is involved as an alleged generator of hazardous waste although there are a few sites where GlaxoSmithKline is involved as a current or former operator of the facility. Although Superfund provides that the defendants are jointly and severally liable for clean up costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of at the site by the generator. GlaxoSmithKline’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.

GlaxoSmithKline’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, GlaxoSmithKline routinely accrues amounts related to its share of liability for such matters.

Tax matters
Pending tax matters are described in Note 12.

Back to Contents

108	GlaxoSmithKline Notes to the financial statements

31 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings and joint ventures are given below.

2002	Book values	Fair value adjustments	Net assets acquired	Goodwill capitalised	Cost of acquisition
Acquisitions	£m	£m	£m	£m	£m

Iterfi – Sterilyo	(7)	4	(3)	21	18
Human Kft	10	–	10	1	11
Other	–	–	–	1	1

	3	4	7	23	30

Iterfi – Sterilyo
During 2002 the Group acquired Iterfi-Sterilyo Group for an initial cash consideration of £9 million. A further payment will be payable during 2003, up to a maximum of £9 million, depending on the financial performance of the acquired company during 2002. The net assets of Iterfi-Sterilyo have been incorporated in the financial statements at their provisional fair values.

Human Kft
During 2002 the Group acquired the vaccine related assets of Human Kft, a manufacturing business located in Hungary, for a cash consideration of £11 million

Disposals
SB Clinical Laboratories
A cash refund of £6 million was received during 2002 in respect of indemnified liabilities arising from the SB Clinical Laboratories disposal which occurred in 1999. The refund is as a result of a successful case in the US Court of Appeal.

	SB Clinical Laboratories	Iterfi- Sterilyo	Human Kft	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration paid	–	9	11	6	26
Cash acquired	–	–	–	–	–

Net cash payment on acquisitions	–	9	11	6	26

Net cash proceeds from disposals	6	–	–	–	6

2001	Book values	Fair value adjustments	Net assets acquired	Goodwill capitalised	Cost of acquisition
Acquisitions	£m	£m	£m	£m	£m

Block Drug	491	352	843	–	843
Shionogi joint venture	31	–	31	–	31
Other	13	(8)	5	13	18

	535	344	879	13	892

Block Drug Company Inc.
In January 2001, the Group acquired Block Drug for cash consideration of £843 million which represented the fair value of the assets acquired.

Shionogi joint venture
During 2001 the Group established a joint venture with Shionogi to develop and commercialise a number of compounds contributed by both parties. The Group acquired 50 per cent of the equity share capital for a cash consideration of £31 million, and has committed to make further contributions if certain development milestones are achieved.

Back to Contents

Notes to the financial statements GlaxoSmithKline	109

31 Acquisitions and disposals continued

Disposals
Quest Diagnostics, Inc.
In May 2001 the Group disposed of 1.5 million shares from its investment in Quest Diagnostics, Inc. for cash proceeds of £124 million, reducing the Group’s holding at 31st December 2001 to 23 per cent. After recognising a charge for goodwill previously written off to reserves of £17 million a profit of £96 million was recognised.

Affymax
During 2001 the Group completed the sale of the Affymax business to Affymax Inc., a new holding company, for 2.3 million non-voting preference shares in Affymax Inc. representing a value of $19.6 million (£13.6 million). After recognising a charge for goodwill previously written off to reserves of £299 million a loss of £301 million was made. Disposal costs of £5 million were incurred in completing the sale.

Tagamet
In February 2001 the Group sold Tagamet in Japan to Sumitomo Pharmaceutical Co., Ltd. for a cash consideration of £71 million. After recognising a charge for goodwill previously written off to reserves of £72 million a loss of £1 million was recognised.

	Quest Diagnostics	Affymax	Tagamet	Block Drug	Shionogi	Other	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration paid	–	–	–	843	31	18	892
Cash acquired	–	–	–	(45)	–	–	(45)

Net cash payment on acquisitions	–	–	–	798	31	18	847

Net cash proceeds from disposals	124	(5)	71	–	–	–	190

2000	Book values	Fair value adjustments	Net assets acquired	Goodwill capitalised	Cost of acquisition
Acquisitions	£m	£m	£m	£m	£m

GlaxoSmithKline Pharmaceuticals SA	7	–	7	16	23
Acquisition of other minority interests	2	–	2	–	2

	9	–	9	16	25

GlaxoSmithKline Pharmaceuticals SA
During 2000 the Group acquired a further 8.7 per cent of GlaxoSmithKline Pharmaceuticals SA (formerly Polfa Poznan SA) in Poland for a cash consideration of £23 million. Goodwill of £16 million was capitalised and is being amortised in line with the initial acquisition in 1998.

Disposals
Affymetrix, Inc.
In May 2000 the Group sold two million shares in Affymetrix, Inc. for cash proceeds of £155 million, realising a profit of £144 million.

SB Clinical Laboratories
A final cash settlement of US$95 million (£62 million) was paid in October 2000 to complete the sale of SB Clinical Laboratories.

	SB Clinical Laboratories	Affymetrix	GlaxoSmithKline Pharmaceuticals SA	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration paid	–	–	23	2	25
Cash acquired	–	–	–	–	–

Net cash payment on acquisitions	–	–	23	2	25

Net cash proceeds from disposals	(62)	155	–	–	93

Back to Contents

110	GlaxoSmithKline Notes to the financial statements

32 Financial instruments and related disclosures

Policies
Discussion of the Group’s objectives and policies for the management of financial instruments and associated risks is included under ‘Treasury Policies’ in the Operating and financial review and prospects on page 62.

Investments
The Group holds a number of equity investments, frequently in entities where the Group has entered into research collaborations. The Group seeks to realise the value in these investments, which in part the research collaboration helps to create, and therefore certain of these investments are regarded as available for sale and are accounted for as current asset investments. For the purposes of US GAAP all the current asset investments are classified as available for sale.

In 2002, GlaxoSmithKline hedged part of the equity value of its holdings in its largest equity investment, Quest Diagnostics, Inc. through a series of variable sale forward contracts. These contracts (the ‘equity collar’) are structured in five series, each over one million Quest shares and mature between 2006 and 2008.

The Group has liquid investments, representing funds surplus to immediate operating requirements, which are accounted for as current asset investments. For the purposes of US GAAP the investments are classified as available for sale. The proceeds from sale of investments classified as available for sale (under US GAAP) in the year ended 31st December 2002 were £162 million. The proceeds include the roll-over of liquid funds on short-term deposit. The gross gains and losses reflected in the consolidated profit and loss account in respect of investments classified as available for sale (under US GAAP) were £44 million and £1 million, respectively.

Foreign exchange risk management
The Group has entered into forward foreign exchange contracts in order to swap liquid assets and borrowings into the currencies required for Group purposes. At 31st December 2002 the Group had outstanding contracts to sell or purchase foreign currency having a total notional principal amount of £1,937 million (2001– £7,312 million). The majority of contracts are for periods of 12 months or less.

At the end of the year the Group had a number of currency swaps in place in respect of medium-term debt instruments.

Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets and exchange gains or losses are recorded in reserves.

Interest rate risk management
To manage the fixed/floating interest rate profile of debt, the Group had several interest rate swaps outstanding with commercial banks at 31st December 2002.

Concentrations of credit risk and credit exposures of financial instruments
The Group does not believe it is exposed to major concentrations of credit risk. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty.

Fair value of financial assets and liabilities
The table on page 111 presents the carrying amounts under UK GAAP and the fair values of the Group’s financial assets and liabilities at 31st December 2002 and 31st December 2001. Debtors and creditors due within one year have been excluded.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Equity investments – market value based on quoted market prices in the case of listed investments; market value by reference to quoted prices for similar companies or recent financing information in the case of material unlisted investments
•	Cash at bank – approximates to the carrying amount
•	Liquid investments – based on quoted market prices for similar companies or recent financing information in the case of marketable securities; approximates to the carrying amount in the case of time deposits because of their short maturity
•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments
•	Medium-term loans – market value based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans
•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date
•	Currency swaps – based on market valuations at the balance sheet date
•	Equity collar – fair value is determined based on an option pricing model
•	Interest rate instruments – based on market valuations at the balance sheet date
•	Debtors and creditors – approximates to the carrying amount
•	Provisions – approximates to the carrying amount
•	Auction rate preference stock – approximates to the carrying amount in the case of floating rate instruments
•	Flexible auction market preferred stock – based on market valuations at the balance sheet date.

Fair value of investments in own shares
The Group had at 31st December 2002 investments in own shares of £2,826 million (2001– £2,936 million) with a fair value of £2,161 million (2001– £3,229 million). The difference between the carrying amount and the fair value represents an unrealised loss of £665 million. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. These investments are excluded from financial instrument disclosure. The fair value is the market value based on quoted market price.

The shares represent purchases by Employee Share Ownership Trusts to satisfy future exercises of options and awards under employee incentive schemes. The purchases are matched against options at pre-determined exercise prices and the gain or loss to be recognised is measured against exercise price rather than market value.

Back to Contents

Notes to the financial statements GlaxoSmithKline	111

32 Financial instruments and related disclosures continued

Classification and fair values of financial assets and liabilities
The following table sets out the classification of financial assets and liabilities and provides a reconciliation to Group net debt in Note 25. Short-term debtors and creditors have been excluded from financial assets and liabilities. Provisions have been included where there is a contractual obligation to settle in cash.

		2002		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	£m	£m	£m	£m

Net debt
Liquid investments	1,256	1,264	1,415	1,418
Cash at bank	1,052	1,052	716	716

Current asset financial instruments	2,308	2,316	2,131	2,134

Sterling notes and bonds	(1,472)	(1,559)	(1,471)	(1,534)

	(1,472)	(1,559)	(1,471)	(1,534)

US dollar notes, bonds and private financing	(978)	(1,018)	(729)	(752)
Notes and bonds swapped into US dollars	(498)	(507)	(61)	(53)
Currency swaps	–	21	–	(8)
Interest rate swaps	–	7	–	–

	(1,476)	(1,497)	(790)	(813)

Notes and bonds swapped into Yen	(106)	(114)	(340)	(346)
Currency swaps	–	6	–	18

	(106)	(108)	(340)	(328)

Other medium-term borrowings	(38)	(38)	(49)	(49)
Other short-term loans and overdrafts	(1,551)	(1,551)	(1,582)	(1,582)

Total borrowings	(4,643)	(4,753)	(4,232)	(4,306)

Interest rate swaps	–	(1)	–	10

Total net debt	(2,335)	(2,438)	(2,101)	(2,162)

Fixed asset equity investments	125	129	133	133
Current asset equity investments	161	232	185	531
Other debtors due after 1 year	308	308	329	329
Other creditors due after 1 year	(206)	(206)	(110)	(110)
Provisions	(224)	(224)	(105)	(105)
Other foreign exchange derivatives	133	133	(6)	1
Equity collar	–	78	–	–

Auction rate preference stock	(248)	(248)	(276)	(276)
Flexible auction market preferred stock	(311)	(316)	(345)	(355)

Total non-equity minority interests	(559)	(564)	(621)	(631)

Total financial assets and liabilities	(2,597)	(2,552)	(2,296)	(2,014)

Total financial assets	3,035	3,196	2,778	3,138
Total financial liabilities	(5,632)	(5,748)	(5,074)	(5,152)

Where appropriate currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

The difference between the carrying amount and the fair value of equity (fixed and current assets) and liquid investments represents gross unrealised gains of £75 million and £8 million, respectively.

Back to Contents

112	GlaxoSmithKline Notes to the financial statements

32 Financial instruments and related disclosures continued

Currency and interest rate risk profile of financial liabilities
Financial liabilities, after taking account of currency and interest rate swaps, are analysed below.

Total financial liabilities comprise total borrowings of £4,643 million (2001 – £4,232 million), other creditors due after one year of £206 million (2001 – £110 million), provisions of £224 million (2001 – £105 million) and non-equity minority interest preference shares of £559 million (2001 – £621 million) but exclude foreign exchange derivatives of £nil (2001 – £6 million). Creditors due within one year have been excluded.

The benchmark rate for determining interest payments for all floating ratefinancial liabilities in the tables below is LIBOR.

			Fixed rate		Non-interest bearing

		Weighted	Weighted
		average	average			Weighted
		interest	years for	Floating		average
At 31st December 2002		rate	which rate	rate		years to	Total
Currency	£m	%	is fixed	£m	£m	maturity	£m

US dollars	471	2.6	0.7	2,974	325	7.8	3,770
Sterling	1,472	6.4	21.5	4	64	1.6	1,540
Euro	–	–	–	64	13	1.3	77
Japanese Yen	144	0.7	1.2	–	–	–	144
Other currencies	–	–	–	73	28	3.6	101

	2,087	4.2	9.8	3,115	430	6.4	5,632

			Fixed rate		Non-interest bearing

		Weighted	Weighted
		average	average			Weighted
		interest	years for	Floating		average
At 31st December 2001		rate	which rate	rate		years to	Total
Currency	£m	%	is fixed	£m	£m	maturity	£m

US dollars	516	6.1	3.2	2,291	131	1.2	2,938
Sterling	1,471	6.5	22.5	45	25	1.3	1,541
Euro	4	7.9	1.0	45	19	0.4	68
Japanese Yen	340	0.5	1.4	3	1	15.0	344
Other currencies	–	–	–	134	43	0.2	177

	2,331	5.5	15.1	2,518	219	1.0	5,068

Currency and interest rate risk profile of financial assets
Total financial assets comprise fixed asset equity investments of £125 million (2001 – £133 million), current asset equity investments of £161 million (2001 – £185 million), liquid investments of £1,256 million (2001 – £1,415 million), cash at bank of £1,052 million (2001– £716 million), and debtors due after one year of £308 million (2001 – £329 million) but exclude foreign exchange derivatives of £133 million (2001 – £nil).

The benchmark rate for determining interest receipts for allfloating rate assets in the table below is LIBOR.

	Fixed	Floating	Non-interest
At 31st December 2002	rate	rate	bearing	Total
Currency	£m	£m	£m	£m

US dollars	365	1,275	290	1,930
Sterling	20	123	28	171
Euro	41	299	22	362
Japanese Yen	7	2	24	33
Other currencies	23	323	60	406

	456	2,022	424	2,902

	Fixed	Floating	Non-interest
At 31st December 2001	rate	rate	bearing	Total
Currency	£m	£m	£m	£m

US dollars	404	1,050	406	1,860
Sterling	18	17	66	101
Euro	60	168	96	324
Japanese Yen	7	14	19	40
Other currencies	173	254	26	453

	662	1,503	613	2,778

Back to Contents

Notes to the financial statements GlaxoSmithKline	113

32 Financial instruments and related disclosures continued

Currency exposure of net monetary assets/(liabilities)
The Group’s currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account arise principally in companies with sterling functional currency. Monetary assets and liabilities denominated in overseas functional currency, and borrowings designated as a hedge against overseas net assets, are excluded from the table below.

At 31st December 2002				Functional currency of Group operation

Net monetary assets/(liabilities)	Sterling	US$	Euro	Yen	Other	Total
held in non-functional currency	£m	£m	£m	£m	£m	£m

Sterling	–	(144)	(14)	18	(48)	(188)
US dollars	(708)	–	54	(1)	(63)	(718)
Euro	184	(6)	–	–	(11)	167
Japanese Yen	10	–	2	–	–	12
Other	(354)	(10)	1	(1)	–	(364)

	(868)	(160)	43	16	(122)	(1,091)

At 31st December 2001				Functional currency of Group operation

Net monetary assets/(liabilities)	Sterling	US$	Euro	Yen	Other	Total
held in non-functional currency	£m	£m	£m	£m	£m	£m

Sterling	–	(80)	5	(1)	(10)	(86)
US dollars	329	–	85	–	63	477
Euro	147	7	–	–	(1)	153
Japanese Yen	13	–	(2)	–	–	11
Other	88	3	1	–	–	92

	577	(70)	89	(1)	52	647

			Non-equity
		Finance	minority		Total	Total
	Debt	leases	interests	Other	2002	2001
Maturity of financial liabilities	£m	£m	£m	£m	£m	£m

Within one year or on demand	1,550	1	559	90	2,201	2,602
Between one and two years	421	2	–	91	514	268
Between two and five years	873	3	–	121	996	1,183
After five years	1,786	7	–	128	1,921	1,015

	4,630	13	559	430	5,632	5,068

						2002

				Gains	Losses	Net
Hedges				£m	£m	£m

Unrecognised gains and losses at the beginning of the year				56	(29)	27
Gains and losses arising in previous years and
recognised in the year				(51)	25	(26)

Gains and losses arising before the beginning of the
year and still unrecognised at the end of the year				5	(4)	1
Unrecognised gains and losses arising in the year				107	3	110

Total unrecognised gains and losses at the end of the year				112	(1)	111

Expected to be recognised within one year				–	–	–
Expected to be recognised after one year				112	(1)	111

Total unrecognised gains and losses at the end of the year				112	(1)	111

The unrecognised gains and losses above represent the difference between the carrying amount and the fair value of the currency swaps, interest rate swaps, equity collar and other foreign exchange derivatives.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of £872 million (2001– £968 million) of 364 days duration renewable annually. At 31st December 2002, undrawn committed facilities totalled £1,404 million.

Back to Contents

114	GlaxoSmithKline Notes to the financial statements

33 Employee costs	2002	2001	2000
	£m	£m	£m

Wages and salaries	3,876	3,664	3,578
Social security costs	385	344	383
Pension and other post-retirement costs	299	228	244
Cost of share-based incentive plans	135	147	197
Severance costs arising from integration and restructuring activities	228	245	82
Pension and other post-retirement costs arising from integration	17	58	3

	4,940	4,686	4,487

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

Information on Directors’ remuneration is given in the Remuneration Report on pages 39 to 50.

	2002	2001	2000
The average number of persons employed by the Group (including Directors) during the year	Number	Number	Number

Manufacturing	36,548	37,154	36,177
Selling, general and administration	54,810	55,655	55,365
Research and development	14,808	15,090	16,659

	106,166	107,899	108,201

The average number of Group employees excludes temporary and contract staff.

The numbers of Group employees at the end of each financial year are given in the Financial record (page 150).

	2002	2001	2000
Pension and other post-retirement costs	£m	£m	£m

UK pension schemes	60	16	16
US pension schemes	86	70	68
Other overseas pensions schemes	52	57	105
Unfunded post-retirement healthcare schemes	61	57	48
Post-employment costs	40	28	7

	299	228	244

Analysed as:
Funded defined benefit/hybrid schemes	134	107	82
Unfunded defined benefit schemes	34	13	10
Defined contribution schemes	30	23	97
Unfunded post-retirement healthcare schemes	61	57	48
Post-employment costs	40	28	7

	299	228	244

Pension and other post-retirement costs arising from integration	17	58	3

Included within the UK pension costs above is an exceptional charge of £42 million relating to pension augmentation on redundancies arising from the manufacturing restructuring plans in the UK.

Pensions
Group undertakings operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by State schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some defined benefit schemes now also include defined contribution sections and are described as ‘hybrid’ schemes in the table.

In the majority of cases the contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years. The assets of funded schemes are generally held in separately administered trusts or are insured. Pension costs for accounting purposes have been assessed in accordance with independent actuarial advice, generally using the projected unit method and by spreading surpluses or deficits over the average expected remaining service lives of the respective memberships.

In certain countries pension benefits are provided on an unfunded basis, some of which are under a scheme administered by a trustee company. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within provisions for pensions and other post-retirement benefits. The charge against profits in respect of these benefits is the aggregate of the increase over the year in the assessed liabilities for members still in service and the net movement in provisions set up for pensions in payment. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

Back to Contents

Notes to the financial statements GlaxoSmithKline	115

33 Employee costs continued

Throughout 2002 the pension arrangements in some of the former Glaxo Wellcome companies and former SmithKline Beecham companies continued to be operated separately. However in some instances, including the USA, the pension arrangements have been merged. The following information deals with each set of arrangements accordingly.

The market value of the assets of the Group’s funded defined benefit pension funds at the dates of the latest actuarial valuations, some of which date back to 1999, was £6.5 billion and the actuarial value of assets was sufficient to cover approximately 113 per cent of the benefits that had accrued to members after allowing for future salary and pension increases.

The UK defined benefit pension schemes account for approximately 70 per cent of the Group’s plans in asset valuation and projected benefit terms and the US defined benefit pension schemes account for approximately 25 per cent of the Group’s plans in asset valuation and projected benefit terms.

In December 2002, the Group made special funding contributions to the UK, US and German pension schemes totalling £320 million. The company will review the pension position annually and will make further contributions as appropriate. Pension costs are expected to be higher in 2003 than in 2002 as the new actuarial valuations of the UK and US schemes become available.

UK
In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. The relevant assumptions used in calculating the pension costs of both the former Glaxo Wellcome and former SmithKline Beecham UK defined benefit schemes for accounting purposes are as follows:

	2002	2001
	% pa	% pa

Rate of increase of future earnings	4.0	4.0
Discount rate	8.0	8.0
Expected long-term rate of return on investments	8.0	8.0
Expected pension increases	2.5	2.5
UK equity dividend growth	5.0	5.0

The regular cost for the Glaxo Wellcome pension arrangements in 2002 was £62 million, which became a £14 million credit for the financial statements, after allowance was made for spreading the surplus disclosed as a level percentage of salary over the expected future working lifetime of the existing members (some 11 years).

The most recent triennial actuarial valuations of the Glaxo Wellcome schemes for funding purposes were carried out as at 31st March 2000. At that date the assets of the schemes represented 133 per cent of the actuarial value of all benefits accrued to members after allowing for future salary and pension increases. The trustees of the UK pension schemes agreed, at the company’s request, to grant various benefit improvements, which included a five per cent enhancement in the entitlement of all beneficiaries. After allowance was made for these improvements, the funding level fell to 123 per cent. Following the valuations, normal company contributions to the schemes remain suspended at least until the next formal valuation. The total market value of the assets held by the schemes at 31st March 2000 was £3,670 million.

The regular cost for the SmithKline Beecham schemes in 2002 was £17 million, which increased to an accounting cost of £28 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme (some 11 years). The latest valuation was carried out at 31st December 1999 and at that date the actuarial value of scheme assets represented 90 per cent of the actuarial value of the accrued service liabilities based on the 2002 assumptions. The total market value of assets held by the scheme at 31st December 1999 was £1,077 million.

USA
In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit and hybrid schemes were merged during 2001. The relevant assumptions used in calculating the pension costs for accounting purposes are as follows:

	2002	2001
	% pa	% pa

Rate of increase of future earnings	5.5	5.5
Discount rate	9.5	9.5
Expected long-term rate of return on investments	9.5	9.5
Cash balance credit/conversion rate	6.5	6.5
US equity dividend growth	7.75	7.75

The regular cost for the US scheme in 2002 was £64 million, which increased to an accounting cost of £77 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme. The latest valuation was carried out at 1st January 2002 and at that date the actuarial value of scheme assets represented 90 per cent of the actuarial value of the accrued service liabilities. The total market value of assets held by the scheme at 1st January 2002 was £1,536 million.

Back to Contents

116	GlaxoSmithKline Notes to the financial statements

33 Employee costs continued

FRS 17 disclosures
The Group continues to account for pension arrangements in accordance with SSAP 24 ‘Accounting for Pension Costs’. Under the transitional provisions of FRS 17 ‘Retirement Benefits’ certain disclosures are required on the basis of the valuation methodology adopted by FRS 17. For defined benefit schemes the fair values of pension scheme assets at 31st December 2002 are compared with the future pension liabilities calculated under the projected unit method applying the following assumptions:

	UK		USA		Rest of World

	2002	2001	2002	2001	2002	2001
	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	3.75	4.0	5.5	5.5	3.0	3.5
Discount rate	5.75	6.0	6.75	7.25	4.75	4.75
Expected pension increases	2.25	2.5	n/a	n/a	1.5	1.0
Cash balance credit/conversion rate	n/a	n/a	5.75	6.25	n/a	n/a
Inflation rate	2.25	2.5	2.25	3.5	1.5	1.5

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the UK and US defined benefit schemes, together with aggregated data for other defined benefit schemes in the Group are as follows:

	UK		USA		Rest of World		Group

At 31st December 2002	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m

Equities	8.25	2,523	9.25	804	6.75	172	3,499
Property	–	–	7.0	53	7.0	5	58
Bonds	4.5	299	6.25	265	4.5	145	709
Other assets	4.0	137	1.5	240	1.75	9	386

Fair value of assets		2,959		1,362		331	4,652
Present value of scheme liabilities		(4,153)		(1,782)		(578)	(6,513)

		(1,194)		(420)		(247)	(1,861)

Value of schemes in surplus						11	11
Deferred tax liability						(3)	(3)

						8	8

Value of schemes in deficit		(1,194)		(420)		(258)	(1,872)
Deferred tax asset		358		147		97	602

		(836)		(273)		(161)	(1,270)

Group total							(1,262)

Other assets in the UK and US schemes include the special contributions paid in December 2002. These will be allocated to equities and bonds in 2003.

	UK		USA		Rest of World		Group

At 31st December 2001	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m

Equities	8.5	3,234	9.5	1,220	7.25	193	4,647
Property	–	–	8.0	54	7.5	3	57
Bonds	5.0	411	7.0	250	5.0	107	768
Other assets	4.5	70	5.0	12	3.25	10	92

Fair value of assets		3,715		1,536		313	5,564
Present value of scheme liabilities		(3,970)		(1,781)		(527)	(6,278)

		(255)		(245)		(214)	(714)

Value of schemes in surplus		42				24	66
Deferred tax liability		(13)				(7)	(20)

		29				17	46

Value of schemes in deficit		(297)		(245)		(238)	(780)
Deferred tax asset		89		93		95	277

		(208)		(152)		(143)	(503)

Group total							(457)

Back to Contents

Notes to the financial statements GlaxoSmithKline	117

33 Employee cost continued

The UK defined benefit schemes also have defined contribution sections with account balances totalling £281 million at 31st December 2002 (2001– £263 million). The defined benefit sections of the UK schemes have been closed to new members, and under the projected unit method of valuing the pension scheme liabilities the current service cost will increase as the members of the schemes approach retirement. The deficits under FRS 17 reflect the different bases for valuing assets and liabilities compared with SSAP 24, including the immediate impact of the fair values of assets at 31st December 2002.

The Group also operates a number of unfunded post-retirement healthcare schemes, the principal one of which is in the USA. The liability under FRS 17 for the US scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 11 per cent, reducing by one per cent per year to five per cent. On this basis the liability for the US scheme has been assessed at £766 million (2001– £787 million), which reduced to £475 million (2001– £488 million) after taking account of deferred tax.

If the defined benefit pension and post-retirement benefit schemes had been accounted for under FRS 17, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the year ended 31st December 2002.

				Pensions	Post-retirement benefits

	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(118)	(74)	(32)	(224)	(24)
Past service cost	(28)	(34)	–	(62)	–
Curtailments/settlements	–	–	(1)	(1)	–

	(146)	(108)	(33)	(287)	(24)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	293	129	14	436
Interest on scheme liabilities	(235)	(129)	(22)	(386)	(53)

	58	–	(8)	50	(53)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	(1,024)	(293)	(56)	(1,373)
Experience gains/(losses) arising on scheme liabilities	34	(3)	2	33	95
Changes in assumptions relating to present
value of scheme liabilities	(15)	(57)	10	(62)	(124)

	(1,005)	(353)	(44)	(1,402)	(29)

Movements in deficits during the year
Deficits in schemes at 1st January 2002	(255)	(245)	(214)	(714)	(854)
Exchange adjustments	–	37	(9)	28	85
Charged to operating profit	(146)	(108)	(33)	(287)	(24)
Employer contributions	154	249	61	464	41
Other finance income/(expense)	58	–	(8)	50	(53)
Actuarial loss recognised in statement of total
recognised gains and losses	(1,005)	(353)	(44)	(1,402)	(29)

Deficits in schemes at 31st December 2002	(1,194)	(420)	(247)	(1,861)	(834)

History of experience gains and losses
Difference between the expected and actual
return on scheme assets (£m)	(1,024)	(293)	(56)	(1,373)
Percentage of scheme assets at 31st December 2002	35%	22%	17%	30%

Experience gains/(losses) of scheme liabilities (£m)	34	(3)	2	33	95
Percentage of present value of scheme liabilities
at 31st December 2002	1%	–	–	1%	11%

Total amount recognised in statement of total
recognised gains and losses (£m)	(1,005)	(353)	(44)	(1,402)	(29)
Percentage of present value of scheme
liabilities at 31st December 2002	24%	20%	8%	22%	3%

Back to Contents

118	GlaxoSmithKline Notes to the financial statements

33 Employee costs continued

If the FRS 17 valuation basis had been applied in the financial statements instead of the SSAP 24 valuation basis, the effect on the profit and loss account reserve after taking account of deferred tax would have been as follows:

	2002			2001 (restated)

	£m	£m	£m	£m

Profit and loss account reserve per balance sheet		2,946		3,811
Pension liability under FRS 17	(1,262)		(457)
Pension liability under SSAP 24 per balance sheet	(39)		(185)

		(1,223)		(272)
Post-retirement healthcare schemes under FRS 17	(545)		(519)
Post-retirement healthcare schemes provision per balance sheet	(378)		(388)

		(167)		(131)

Profit and loss account reserve including pension and post-retirement healthcare liability		1,556		3,408

34 Employee share schemes

The company operates share option schemes, whereby options are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost, subject to the achievement of performance targets. The details given below relate to schemes operated by GlaxoSmithKline in 2002 and 2001 and separately by Glaxo Wellcome and SmithKline Beecham up to the date of the merger, which became schemes of GlaxoSmithKline on the merger. Each Glaxo Wellcome option outstanding at the date of the merger was converted into one GlaxoSmithKline option. Each SmithKline Beecham share option was converted into 0.4552 of a GlaxoSmithKline share option and each SmithKline Beecham ADS option was converted into 1.138 GlaxoSmithKline ADS options, with corresponding adjustments to the grant price.

GlaxoSmithKline share option schemes
The company operates share option schemes and savings-related share option schemes. Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants under savings-related share option schemes are normally exercisable after three years’ saving.

Options under the share option schemes are normally granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20 per cent below the market price ruling at the date of grant.

Options outstanding	Share option schemes – shares			Share option schemes – ADSs			Savings-related share option schemes
at 31st December 2002
			Weighted			Weighted			Weighted
	Number		exercise	Number		exercise	Number		exercise
	(000)		price	(000)		price	(000)		price

At 27th December 2000:
Converted from GW options	106,748		£13.87	–		–	8,397		£12.34
Converted from SB options	35,122		£12.81	37,962		$44.10	–		–
Options exercised	(4,275)		£11.18	–		–	(62)		£11.17
Options cancelled	–		–	–		–	(59)		£13.41

At 31st December 2000	137,595		£13.68	37,962		$44.10	8,276		£12.34
Options granted	67,763		£17.98	42,034		$51.82	4,443		£14.12
Options exercised	(21,332)		£10.36	(4,705)		$13.06	(3,075)		£8.48
Options cancelled	(4,090)		£14.68	(1,466)		$52.40	(1,444)		£15.90

At 31st December 2001	179,936		£15.67	73,825		$50.31	8,200		£14.13
Options granted	33,454		£11.91	22,991		$37.57	9,793		£9.16
Options exercised	(8,857)		£10.55	(1,504)		$21.75	(398)		£14.04
Options cancelled	(7,061)		£17.53	(4,435)		$54.69	(4,607)		£14.41

At 31st December 2002	197,472		£15.20	90,877		$47.34	12,988		£10.29

Range of exercise prices	£3.61	–	£19.77	$11.68	–	$61.35	£9.16	–	£16.48

In order to encourage employees to convert options, excluding savings-related share options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs into those over GlaxoSmithKline shares or ADSs, a programme was established to give an additional cash benefit of ten per cent of the exercise price of the original option provided that the employee does not voluntarily leave the Group for two years from the date of the merger and does not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger. The cash benefit will also be paid if the options expire unexercised if the market price is below the exercise price on the date of expiry.

Back to Contents

Notes to the financial statements GlaxoSmithKline	119

34 Employee share schemes continued

		Share option			Share option			Savings-related
Options outstanding		schemes – shares			schemes – ADSs			share option schemes
at 31st December 2002
		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	exercise	exercise
Year of grant	(000)	price	date	(000)	price	date	(000)	price	date

1993	587	£5.17	01.12.03	167	$12.94	24.11.03	–	–	–
1994	3,879	£5.10	22.11.04	1,385	$14.67	22.11.04	–	–	–
1995	5,633	£7.13	21.11.05	1,037	$21.73	15.11.05	–	–	–
1996	6,261	£8.40	01.12.06	1,465	$27.65	21.11.06	–	–	–
1997	10,773	£11.63	13.11.07	5,166	$40.32	13.11.07	–	–	–
1998	20,894	£16.94	23.11.08	7,410	$54.28	23.11.08	1	£14.29	01.01.03
1999	24,104	£18.13	03.12.09	9,957	$60.14	24.11.09	2,226	£13.27	31.05.03
2000	28,403	£14.87	11.09.10	542	$58.30	09.08.10	259	£16.48	31.05.04
2001	63,545	£18.09	28.11.11	40,803	$51.82	28.11.11	720	£14.12	31.05.05
2002	33,393	£11.90	03.12.12	22,945	$37.54	03.12.12	9,782	£9.16	31.05.06

Total	197,472	£15.20		90,877	$47.34		12,988	£10.29

All of the above options are exercisable, except 27,923,000 options over shares granted in 2000, all options over shares and ADSs granted in 2001 and 2002 and the savings-related share options granted in 2000, 2001 and 2002.

There has been no change in the effective exercise price of any outstanding options during the year. No further options were granted between 31st December 2002 and 3rd March 2003.

Options exercisable	Share option schemes – shares		Share option schemes – ADSs		Savings-related share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2000	106,805	£13.36	37,962	$44.10	2,358	£6.73

At 31st December 2001	85,601	£14.10	32,373	$48.36	289	£14.29

At 31st December 2002	72,611	£14.33	27,129	$48.89	2,227	£13.27

GlaxoSmithKline share award schemes
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior staff at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50 per cent of the award. The first part of the condition compares GlaxoSmithKline’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. The second part of the performance condition compares GlaxoSmithKline’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period.

	Shares	ADSs

Number of shares and ADSs issuable	Number (000)	Number (000)

At 27th December 2000
Converted from Glaxo Wellcome awards	2,111	–
Converted from SmithKline Beecham awards	1,623	1,386
Awards exercised	(243)	–

At 31st December 2000	3,491	1,386
Awards granted	1,778	1,042
Awards exercised	(2,016)	(598)
Awards cancelled	(72)	(70)

At 31st December 2001	3,181	1,760
Awards granted	863	477
Awards exercised	(728)	(197)
Awards cancelled	(152)	(97)

At 31st December 2002	3,164	1,943

Of the above awards 29,000 relating to shares and nil relating to ADSs were exercisable at 31st December 2002.

Back to Contents

120	GlaxoSmithKline Notes to the financial statements

34 Employee share schemes continued

SmithKline Beecham share option schemes
At the date of the merger, all SmithKline Beecham share options became exercisable.

	Shares		ADSs

		Weighted		Weighted
		exercise		exercise
Number of shares and ADSs issuable under outstanding options	Number (000)	price	Number (000)	price

At 31st December 1999	100,429	£5.47	42,399	$45.59
Options granted	1,448	£8.28	560	$67.00
Options exercised	(20,951)	£4.30	(8,055)	$30.09
Options cancelled	(3,769)	£5.71	(1,545)	$35.16
Converted to GlaxoSmithKline options	(77,157)	£5.83	(33,359)	$50.18

At 31st December 2000	–	–	–	–

SmithKline Beecham Mid-Term Incentive Plan
SmithKline Beecham adopted the Mid-Term Incentive Plan (MTIP) in 1996. Participations in the MTIP were granted annually to senior staff in SmithKline Beecham, designating a target number of shares for each participant based on job grade. Following a three-year measurement period, the R&N Committee reviewed SmithKline Beecham’s total shareholder return relative to the other companies comprising the FTSE 100 Index, and made a final award of a proportion of the target number of shares, up to 100 per cent, depending on performance. The first two measurement periods ended on 31st December 1998 and 1999 and, 100 per cent and 97 per cent, respectively, of the target number of shares was awarded. Receipt of the award could be deferred, in which case the shares remained in the MTIP. As a result of the merger all outstanding awards became payable at 100 per cent of the target number of shares at the end of each three-year cycle.

	Shares	ADSs

Number of shares issuable under the Mid-Term Incentive Plan	Number (000)	Number (000)

At 31st December 1999	4,836	1,482
Awards granted	124	24
Awards exercised	(1,224)	(259)
Awards cancelled	(170)	(29)
Converted to GlaxoSmithKline awards	(3,566)	(1,218)

At 31st December 2000	–	–

Glaxo Wellcome share option schemes
At the date of the merger, all Glaxo Wellcome options, except for share options granted in 2000 and savings-related share options granted in 1998, 1999 and 2000, became exercisable and performance conditions, where applicable, lapsed.

			Savings-related
	Share option schemes		share option schemes		Total

		Weighted		Weighted		Weighted
		exercise		exercise		exercise
Number of shares issuable under outstanding options	Number (000)	price	Number (000)	price	Number (000)	price

At 31st December 1999	83,014	£12.74	11,418	£9.18	94,432	£12.31
Options granted	35,989	£14.81	2,112	£16.48	38,101	£14.91
Options exercised	(7,956)	£7.77	(4,801)	£6.72	(12,757)	£7.38
Options cancelled	(4,299)	£12.53	(332)	£11.36	(4,631)	£12.44
Converted to GlaxoSmithKline options	(106,748)	£13.87	(8,397)	£12.34	(115,145)	£13.76

At 31st December 2000	–	–	–	–	–	–

Glaxo Wellcome share award schemes
Glaxo Wellcome operated a Long Term Incentive Plan and, between 1996 and 1998, an Annual Incentive Plan. The Long Term Incentive Plan granted awards over shares to Directors and senior staff at a nominal cost. The percentage of each award that vested was based on the performance of Glaxo Wellcome over a three-year period. The Annual Incentive Plan was a performance bonus consisting of a basic award of shares and a matching award with a three-year retention period. As a result of the merger the awards under the Long Term Incentive Plan became payable in full and the retention period of the Annual Incentive Plan lapsed.

Number of shares issuable under share award schemes	Number (000)

At 31st December 1999	2,364
Awards granted	826
Awards exercised	(790)
Awards cancelled	(289)
Converted to GlaxoSmithKline awards	(2,111)

At 31st December 2000	–

Back to Contents

Notes to the financial statements GlaxoSmithKline	121

34 Employee share schemes continued

Employee Share Ownership Trusts
The Group sponsors Employee Share Ownership Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the Employee Share Ownership Trusts purchase shares on the open market with finance provided by the Group by way of loan or contributions. The expected cost of the obligations to deliver shares under the schemes are normally spread over the periods of service in respect of which the awards and options are granted. An accelerated charge was made in 2000 in respect of the outstanding cost of providing shares for awards and options which became exercisable solely as a result of the merger.

Shares held for share award schemes	2002	2001

Number of shares (000)	7,055	6,701

	£m	£m

Nominal value	2	2
Cost less provision	75	58
Market value	84	115

Shares held for share option schemes	2002	2001

Number of shares (000)	174,256	180,708

	£m	£m

Nominal value	44	45
Cost less provision	2,751	2,878
Market value	2,077	3,114

The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the Employee Share Ownership Trusts.

Option pricing

For the purposes of valuing options to arrive at the stock-based compensation adjustment in the Reconciliation to US accounting principles in Note 37, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2002 and 2001 are as follows:

	2002	2001

Risk-free interest rate	4.2% – 5.4%	4.5% – 5.0%
Dividend yield	1.9%	1.8% – 1.9%
Volatility	33%	33%
Expected lives of options granted under:
Share option schemes	5 years	5 years
Savings related share option schemes	3 years	3 years

35 Related party transactions

GlaxoSmithKline held a 23 per cent interest in Quest Diagnostics Inc. throughout 2002. This holding was reduced to 21 per cent in February 2003 following Quest’s acquisition of Unilab Corporation. In December 2002 GlaxoSmithKline and Quest amended the terms of their Global Trials Agreement, which is a long-term contractual relationship under which Quest is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide.

In February 2002, Mr Ingram, then a member of the CET, purchased a portion of land being part of a residential property owned by the Group that was adjacent to Mr Ingram’s own residence. The total sale price was $16,500 based on an independent valuation of the land. The Group subsequently determined that retention of the residential property no longer served its business needs and listed the property for sale. An independent valuation of the property on 3rd June 2002 valued it at $1,050,000 and the property was offered for sale through an estate agent. Mr Ingram made the highest offer for the property and purchased it from the Group for total consideration of $1,070,000.

36 GlaxoSmithKline plc investment in subsidiary companies

During 2002, GlaxoSmithKline plc initiated an internal reorganisation, as a result of which the company acquired direct investments in subsidiary companies which had previously been held as indirect investments.

Back to Contents

122	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles

The Financial statements, analyses and reconciliations presented in this Note represent the financial information which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of UK GAAP.

The most significant difference between US and UK GAAP is that, under UK GAAP, the combination of Glaxo Wellcome plc and SmithKline Beecham plc has been accounted for as a merger (pooling of interest) while under US GAAP this transaction is accounted for as a purchase business combination with Glaxo Wellcome acquiring SmithKline Beecham.

GlaxoSmithKline plc was formed to give effect to a Scheme of Arrangement for the merger of Glaxo Wellcome plc and SmithKline Beecham plc effective on 27th December 2000. GlaxoSmithKline plc acquired the whole of the issued share capital of Glaxo Wellcome plc and SmithKline Beecham plc in exchange for shares in GlaxoSmithKline plc. Upon completion of the merger the former shareholders of Glaxo Wellcome held approximately 58.75 per cent and the former shareholders of SmithKline Beecham held approximately 41.25 per cent of the issued share capital of GlaxoSmithKline plc.

As the combination of Glaxo Wellcome and SmithKline Beecham was accounted for as a merger under UK GAAP, the financial statements of GlaxoSmithKline under UK GAAP represent the combined Financial statements of Glaxo Wellcome and SmithKline Beecham on a historical basis for 2000.

Under US GAAP, this business combination did not qualify for pooling of interests accounting and Glaxo Wellcome was determined to be the accounting acquirer in a purchase acquisition dated 27th December 2000. Under US GAAP the financial statements of GlaxoSmithKline prior to the merger are therefore those of Glaxo Wellcome.

In view of the proximity of the merger date to the financial year end date, and the relative insignificance of any business activity between 27th December 2000 and 31st December 2000, the accounting date of the acquisition was for practical purposes taken as 31st December 2000.

The reconciliation of the consolidated income statements and the consolidated statements of comprehensive income and changes in shareholder equity for the year ended 31st December 2002 correspondingly reflect the purchase method of accounting for the acquisition of SmithKline Beecham by Glaxo Wellcome. The income statement has been presented in a US GAAP format and therefore certain exceptional items under UK GAAP being product divestments, merger integration costs and, in addition, the write-off of in-process research and development have been classified within operating profit.

A consolidated balance sheet and a consolidated statement of cashflows under US GAAP and in US GAAP format are also presented.

These Financial statements reflect both the purchase method of accounting for the combination of Glaxo Wellcome and SmithKline Beecham and also other material adjustments which would be required if US GAAP had been applied instead of UK GAAP for the periods presented. A summary of the purchase accounting adjustments and of other US GAAP adjustments is provided in the reconciliations of profit attributable to shareholders and of equity shareholders’ funds from UK to US GAAP.

Summary of material differences between UK and US GAAP

Capitalised interest
Under UK GAAP, the Group does not capitalise interest. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Computer software
Under UK GAAP, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1 ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’ which restricts the categories of costs which can be capitalised.

Goodwill and intangible fixed assets
Under UK GAAP, goodwill arising on acquisitions before 1998, accounted for under the purchase method, has been eliminated against shareholders’ funds. Additionally, UK GAAP requires that on subsequent disposal or closure of a business, any goodwill previously taken directly to shareholders’ funds is then charged against income. Beginning in 1998, the Group changed its accounting policy for goodwill and intangible assets under UK GAAP in respect of acquisitions from 1998. Under UK GAAP, goodwill arising on acquisitions from 1998 is capitalised and amortised over a period not exceeding 20 years.

Under US GAAP, goodwill arising on acquisitions prior to 30 June 2001 was capitalised and amortised over a period not exceeding 40 years. In July 2001, the FASB issued SFAS 142 ‘Goodwill and Other Intangible Assets’. SFAS 142 requires that goodwill no longer be amortised over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, the Group reassesses the useful lives of existing recognised intangible assets. Intangible assets deemed to have indefinite lives are no longer amortised, instead they are tested annually for potential impairment. Separate intangible assets with finite lives continue to be amortised over their useful lives.

The Group adopted SFAS 142 as of 1st January 2002. The implementation of SFAS 142 resulted in no impairment of the Group’s goodwill and an initial impairment of £173 million (£127 million net of tax) on indefinite-lived assets. This is shown as a cumulative effect of an accounting change.

Under UK GAAP, costs to be incurred in integrating and restructuring the Wellcome, SmithKline Beecham and Block Drug businesses following the acquisitions in 1995, 2000 and 2001 respectively were charged to the profit and loss account post acquisition. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration thereby affecting the goodwill arising on acquisition.

Under UK GAAP certain intangible assets related to specific compounds or products which are purchased from a third party and are developed for commercial applications are capitalised. Under US GAAP, payments made for these compounds or products which are still in development and have not yet received regulatory approval are charged directly to profit and loss until such time that they receive regulatory approval.

Back to Contents

Notes to the financial statements GlaxoSmithKline	123

37 Reconciliation to US accounting principles continued

Merger transaction costs
Glaxo Wellcome incurred total merger-related transaction costs of £66 million, excluding integration and restructuring costs. Under UK GAAP these merger transaction costs were expensed as incurred during 2000. Under US GAAP, direct acquisition costs of the acquiring company are included as a portion of the purchase consideration.

Restructuring costs
The requirements for recording a provision for restructuring costs are different in certain aspects under US GAAP than under UK GAAP. Accordingly, adjustments have been made to eliminate the UK GAAP provisions for restructuring costs that do not meet US GAAP requirements.

Marketable securities
Marketable securities consist primarily of equity securities and certain other liquid investments. Under UK GAAP these securities are stated at the lower of cost and net realisable value. Under US GAAP these securities are available for sale under Statement of Financial Accounting Standard No 115 (SFAS 115) ‘Accounting for certain investments in debt and equity securities’ and are carried at fair value, with the unrealised gains and losses, net of tax, reported as a separate component of shareholders’ equity.

Pensions and other post-retirement benefits
The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

•	under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor.

•	UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the Financial statements or up to three months prior to that date.

•	The pension adjustment also includes the impact of changes in minimum pension liabilities included within accumulated other comprehensive income.

During 2002, the Group decided to align the measurement date for all of its pension plans to 31st December as certain of the Group’s plans had a measurement date for pension assets and liabilities of 30th September.

The impact, reflected as a cumulative effect of an accounting change, was a £37 million credit, net of tax, to income.

The disclosures required by SFAS 132 are included in this Note.

Stock-based compensation
Under UK GAAP share options are accounted for as equity when exercised, valued at the issuance price. Under US GAAP, the Group applies SFAS 123 ‘Accounting for stock-based compensation’ and related accounting interpretations in accounting for its option plans which require options to be fair valued at their grant date and included in profit and loss over the vesting period of the options.

As a result of the merger certain of the Group’s options vested immediately requiring the acceleration of compensation expense. The amount of stock-based compensation expense related to this accelerated vesting was £83 million in 2000. The disclosures required by SFAS 123 are included in Note 34.

Additionally, the Group is entitled to receive a tax deduction for the amount treated as compensation under US tax rules for employee stock options which have been exercised by US employees during the year. Under UK GAAP this is treated as a reduction of tax expense whereas under US GAAP a portion of this amount is credited to equity.

Employee Share Ownership Trust (ESOT)
Under UK GAAP shares of the Group’s stock held by the ESOT are recorded at cost, less a provision representing the difference between the cost and the option exercise price, and accounted for as fixed asset investments. Projected losses on the exercise of the options covered by the shares are recorded through the profit and loss account over the life of the options. Under US GAAP shares of the Group’s stock purchased by the ESOT are accounted for within shareholders’ equity at cost. Gains or losses arising on subsequent issuance of the shares to employees to satisfy share options are recorded as adjustments to shareholders’ equity.

Derivative instruments
Statement of Financial Accounting Standard No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Group with effect from 1st January 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. Under UK GAAP, some derivative instruments used for hedging are not recognised on the balance sheet and the matching principle is used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they relate. SFAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in fair value over the period are recorded in current earnings unless hedge accounting is obtained. The Group does not designate any of its derivatives as qualifying hedge instruments under SFAS 133. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

The Group also evaluates contracts for ‘embedded’ derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives.

Gains and losses related to the fair value adjustments of all derivative instruments are classified in the consolidated statement of income and cashflows in accordance with the nature of the derivative.

The fair value and book value of derivative instruments in respect of financial assets and liabilities as at 31st December 2002 is disclosed in the ‘Classification and fair value of financial assets and liabilities’ table in Note 32.

Back to Contents

124	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Valuation of derivative instruments
The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Derivatives including interest rate swaps and cross currency swaps are valued using standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. Foreign exchange contracts are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically viable but reserves the right to exercise early termination rights if economically beneficial when such rights exist in the contract.

Dividends
Under UK GAAP, dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

Deferred taxation
Under UK GAAP the Group has implemented in 2002 FRS 19 ‘Deferred Tax’. This requires deferred tax to be accounted for on a full provision basis, similar to the requirement for US GAAP, rather than a partial provision basis as in 2001 and earlier years. As a consequence the Profit attributable to shareholders and Equity shareholders’ funds under UK GAAP and the deferred tax adjustments under US GAAP for prior periods have been restated. There is no impact to Net loss and Shareholders’ equity under US GAAP as previously reported. The adoption of FRS 19 has eliminated most of the differences for deferred tax that previously existed between UK GAAP and US GAAP. As a result, the adjustment now primarily relates to the deferred tax effect of other US GAAP adjustments.

Exceptional items
Items classified as exceptional under UK GAAP do not meet the definition of extraordinary under US GAAP and are therefore classified as operating expense.

Consolidated statement of cashflows
The US GAAP cashflow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments with original maturities of three months or less. Only three categories of cashflows are reported: operating activities (including tax and interest); investing activities (including capital expenditure, acquisitions and disposals together with cashflows from available for sale current asset investments); and financing activities (including dividends paid). A statement of cashflows is presented on page 128.

Cash and cash equivalents
Under UK GAAP the cash balance includes only cash at bank and other cash balances. Under US GAAP cash and cash equivalents include cash at bank and certain liquid investments with original maturities of three months or less.

Comprehensive income statement
The requirement of SFAS 130 ‘Reporting comprehensive income’ to provide a comprehensive income statement is met under UK GAAP by the Statement of total recognised gains and losses (pages 76 to 77). A statement of comprehensive income under US GAAP for the three years in the period ending 31st December 2002 is presented on pages 126 and 127. Under US GAAP the statement includes the net impact of gains and losses on equity and liquid investments and translation adjustments.

Recent Financial Accounting Standards Board (FASB) pronouncements
In June 2001, the FASB approved SFAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’ which requires that the fair values of the obligation associated with the retirement of long-lived assets be capitalised as part of the cost. This is required to be implemented by the Group with effect from 1st January 2003. The Group does not believe the adoption of this standard will have a material impact on its results.

On 1st January 2002, SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ was adopted by the Group. SFAS 144 develops one accounting model for long-lived assets, including discontinued operations to be disposed of by sale. It requires that all long-lived assets be measured at the lower of carrying amount or fair value less cost to sell whether reported in continuing or discontinued operations. The adoption of SFAS 144 has not had a material impact on the Group’s financial statements.

In April 2002, SFAS 145 ‘Rescission of FASB Statements no. 4, 44 and 64, Amendment of FASB Statement no. 13 and Technical Corrections’ was issued. The statement updates, clarifies and simplifies existing accounting standards. The Group does not believe the adoption of this standard will have a material impact on its results.

SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, was issued in June 2002. SFAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after 31st December 2002. The Group is currently assessing the impact of this standard.

In November 2002, the FASB published Interpretation no. 45, ‘Guarantor’s Accounting and Disclosures requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (FIN 45). FIN 45 expands on the accounting guidance of other SFASs. FIN 45’s provisions for initial recognition and measurement should be applied to guarantees issued or modified after 31st December 2002. The disclosure requirements are effective for financial years ending after 15th December 2002. The Group does not believe that the adoption of FIN 45 will have a material impact on its results.

In January 2003, the FASB published Interpretation no. 46 ‘Consolidation of Variable Interest Entities’ (FIN 46). Under FIN 46 the primary beneficiary of the entity must consolidate certain entities known as Variable Interest Entities. The measurement principles will apply to the Group’s 2003 Financial statements. The Group does not believe that the adoption of FIN 46 will have a material impact on its results.

Back to Contents

Notes to the financial statements GlaxoSmithKline	125

37 Reconciliation to US accounting principles continued
	2002	2001
Consolidated balance sheet under US GAAP	£m	£m

Assets
Current assets
Cash and cash equivalents	1,082	832
Marketable securities	1,466	1,647
Accounts and notes receivable	3,657	3,647
Inventories	2,080	2,090
Prepaid expenses	862	744
Deferred income taxes	1,133	1,242

Total current assets	10,280	10,202

Goodwill	18,160	18,102
Intangible assets	19,961	24,223
Property, plant and equipment	6,864	7,015
Investments in affiliates	1,033	1,038
Other assets	1,055	491
Deferred income taxes	318	270

Total assets	57,671	61,341

Liabilities and Shareholders’ equity

Current liabilities
Cash overdrafts	193	230
Accounts payable	715	760
Short-term borrowings and capital lease obligations	1,358	1,894
Income taxes	1,449	1,672
Dividends payable	538	555
Deferred income taxes	113	113
Other accrued liabilities	3,801	3,601

Total current liabilities	8,167	8,825

Long-term borrowings and capital lease obligations	3,092	2,108
Other liabilities	4,197	1,747
Deferred income taxes	6,486	7,692

Total liabilities	21,942	20,372

Minority interest	807	862

Contingent liabilities and commitments Notes 24 and 26

Shareholders’ equity
Common stock, £0.25 per share par value; 10,000,000,000 shares authorised;
6,024,266,345 (2002) and 6,172,965,989 (2001) shares issued	1,506	1,543
Redeemable preference shares, £1.00 per share par value; 50,000 shares authorised,
nil (2002) and nil (2001) shares outstanding	–	–
Additional paid-in capital	43,749	45,532
Retained deficit and cumulative other comprehensive loss	(7,266)	(3,794)
Treasury stock	(3,067)	(3,174)

Total shareholders’ equity	34,922	40,107

Total liabilities and shareholders’ equity	57,671	61,341

Certain items for the year ended 31st December 2001 have been reclassified for comparative purposes.

Back to Contents

126	GlaxoSmithKline Notes to the financial statements	Notes to the financial statements GlaxoSmithKline	127

37 Reconciliation to US accounting principles continued
	2002				2001				2000

Reconciliation of consolidated income statement	Glaxo- SmithKline (UK GAAP) £m	US GAAP adjustments £m	Glaxo- SmithKline (US GAAP) £m		Glaxo- SmithKline (UK GAAP) (restated) £m	US GAAP adjustments (restated) £m	Glaxo- SmithKline (US GAAP) £m		Glaxo- SmithKline (UK GAAP) (restated) £m	Less SmithKline Beecham pre-acquisition (UK GAAP) (restated) £m	US GAAP adjustments (restated) £m	Glaxo- SmithKline (US GAAP) £m

Revenues	21,212	–	21,212		20,489	–	20,489		18,079	(8,520)	–	9,559
Cost of sales	(4,609)	13	(4,596)		(4,733)	(324)	(5,057)		(3,962)	1,802	(32)	(2,192)

Gross profit	16,603	13	16,616		15,756	(324)	15,432		14,117	(6,718)	(32)	7,367
Selling, general and administrative expenditure	(8,041)	(347)	(8,388)		(8,408)	(28)	(8,436)		(7,136)	3,578	(65)	(3,623)
Research and development expenditure	(2,900)	(85)	(2,985)		(2,651)	(140)	(2,791)		(2,526)	1,158	(28)	(1,396)

Trading profit	5,662	(419)	5,243		4,697	(492)	4,205		4,455	(1,982)	(125)	2,348
Other operating income/(expense)	(111)	71	(40)		37	(75)	(38)		274	(23)	–	251
Amortisation and impairment of goodwill and intangible assets	–	(4,195)	(4,195)		–	(3,577)	(3,577)		–	–	(725)	(725)
Write-off in-process R&D acquired	–	–	–		–	–	–		–	–	(6,324)	(6,324)
Product divestments	11	7	18		–	–	–		1,416	(1,422)	–	(6)
Merger transaction costs	–	–	–		–	–	–		(121)	55	66	–

Operating profit	5,562	(4,536)	1,026		4,734	(4,144)	590		6,024	(3,372)	(7,108)	(4,456)
Share of profits/(losses) of joint ventures and associated undertakings	75	6	81		71	–	71		57	(57)	–	–
Profit/(loss) on disposal of interest in associate	–	–	–		96	(117)	(21)		144	–	–	144
Disposal of businesses	10	–	10		(296)	204	(92)		(14)	14	–	–

Profit before interest	5,647	(4,530)	1,117		4,605	(4,057)	548		6,211	(3,415)	(7,108)	(4,312)
Net interest expense	(141)	(51)	(192)		(88)	34	(54)		(182)	95	–	(87)

Profit on ordinary activities before taxation	5,506	(4,581)	925		4,517	(4,023)	494		6,029	(3,320)	(7,108)	(4,399)
Taxation	(1,461)	1,169	(292)		(1,333)	827	(506)		(1,747)	956	(17)	(808)

Profit on ordinary activities after taxation	4,045	(3,412)	633		3,184	(3,196)	(12)		4,282	(2,364)	(7,125)	(5,207)
Minority interests	(110)	–	(110)		(97)	–	(97)		(120)	99	–	(21)
Preference share dividends	(20)	–	(20)		(34)	–	(34)		(56)	56	–	–

Net income/(loss) before cumulative effect of changes in accounting principles	3,915	(3,412)	503		3,053	(3,196)	(143)		4,106	(2,209)	(7,125)	(5,228)
Cumulative effect of changes in accounting principles	–	(90)	(90)		–	–	–		–	–	–	–

Net income/(loss)	3,915	(3,502)	413		3,053	(3,196)	(143)		4,106	(2,209)	(7,125)	(5,228)

Basic and diluted net income/(loss) per share before cumulative effect of changes in accounting principles under US GAAP (pence)			8.5	p			(2.4	)p				(145.6	)p
Cumulative effect of changes in accounting principles per share under US GAAP (pence)			(1.5	)p			–					–
Basic and diluted net income/(loss) per share after cumulative effect of changes in accounting principles under US GAAP (pence)			7.0	p			(2.4	)p				(145.6	)p

Basic and diluted net income/(loss) per ADS before cumulative effect of changes in accounting principles under US GAAP ($)			$0.26				$(0.07)					$(4.43)
Cumulative effect of changes in accounting principles per ADS under US GAAP ($)			$(0.05)				–					–
Basic and diluted net income/(loss) per ADS after cumulative effect of changes in accounting principles under US GAAP ($)			0.21				$(0.07)					$(4.43)

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP			2002 £m				2001 £m					2000 £m

Shareholders’ equity at beginning of year			40,107				44,995					7,230
Net income/(loss)			413				(143)					(5,228)
Exchange movements on overseas net assets			(73)				(107)					88
Unrealised (loss)/gain on equity investments, net of tax			(83)				(381)					356
Unrealised gain/(loss) on liquid investments, net of tax			7				(1)					1
Unrealised gain on derivatives			61				24					–
Minimum pension liability			(1,446)				–					–
Cumulative effect of change in accounting principle			–				5					–

Comprehensive (loss)/income			(1,121)				(603)					(4,783)

Dividends			(2,310)				(2,872)					(1,334)
Shares purchased and cancelled			(2,220)				(1,274)					–
Shares issued			56				144					121
Employee Share Ownership Plan			58				(501)					(472)
Shares issued to purchase SmithKline Beecham			–				–					43,919
Other			352				218					314

Shareholders’ equity at end of year			34,922				40,107					44,995

Certain items for the years ended 31st December 2000 and 2001 have been reclassified for comparative purposes.

Back to Contents

128	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued
	2002	2001	2000
Consolidated statement of cash flows under US GAAP	£m	£m	£m

Cash flows from operating activities
Net income/(loss)	413	(143)	(5,228)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	755	742	427
Amortisation of intangible assets	1,781	3,577	735
Write-off in-process R&D acquired	–	–	6,324
Impairment of goodwill, tangible and intangible fixed assets	2,829	253	47
(Gain)/loss on sale of fixed assets and other productive assets	(46)	99	(152)
Deferred taxes	(1,216)	(877)	28
Stock compensation	331	162	254
Tax benefit from exercise of stock options	13	56	9
Income in associate	(75)	(71)	–
Loss on sale of associate and investment	–	(5)	–
Derivatives	(8)	(15)	–
Other	(41)	(93)	–
Changes in operating assets and liabilities, net of acquisitions:
(Increase)/decrease in inventory	(2)	550	21
Increase in trade and other debtors	(72)	(77)	(281)
Increase in trade and other creditors	426	368	444
Increase/(decrease) in pension and other provisions	257	80	(92)

Net cash provided by operating activities	5,345	4,606	2,536

Cash flows from investing activities
Acquisition of fixed assets	(1,080)	(1,111)	(416)
Acquisition of intangible assets	(5)	(80)	(76)
Acquisition of SmithKline Beecham – cash received on acquisition	–	–	1,129
Acquisition of other new businesses – net of cash acquired	(17)	(803)	(24)
Proceeds from disposition of fixed assets and businesses	61	211	12
Proceeds from sale of intangible fixed assets	–	6	–
(Increase)/decrease in equity investments	(10)	92	194

Net cash (used in)/provided by investing activities	(1,051)	(1,685)	819

Cash flows from financing activities
(Increase)/decrease in liquid investments	(34)	1,006	(235)
Proceeds from additional borrowings	1,094	973	–
Reduction in debt	(89)	(112)	(3)
Purchase of treasury stock	–	(795)	(471)
Dividends paid	(2,432)	(2,454)	(1,334)
Net repayment of short-term loans	(408)	(718)	(193)
Net (repayment of)/increase in cash overdrafts	(27)	38	(121)
Redemption of preference shares issued by a subsidiary	–	(457)	–
Ordinary shares purchased for cancellation	(2,220)	(1,274)	–
Issue of share capital	114	338	121
Other	–	(28)	13

Net cash used in financing activities	(4,002)	(3,483)	(2,223)

Net increase/(decrease) in cash and cash equivalents	292	(562)	1,132
Exchange rate movements	(42)	15	1
Cash and cash equivalents at beginning of year	832	1,379	246

Cash and cash equivalents at end of year	1,082	832	1,379

Supplemental cash flow information
Cash paid during the year for:
Interest	215	196	235
Income taxes	1,633	1,717	635

Non-cash investing and financing activities
Under the purchase acquisition dated 27th December 2000 the Group acquired all the outstanding shares of SmithKline Beecham in exchange for shares of GlaxoSmithKline. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired			57,158
Fair value of shares issued			43,919

Fair value of liabilities assumed			13,239

Back to Contents

Notes to the financial statements GlaxoSmithKline	129

37 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP. These adjustments have been reflected in the income statements and balance sheets presented in accordance with US GAAP.

		2001	2000
	2002	(restated)	(restated)
Profit	£m	£m	£m

Profit attributable to shareholders under UK GAAP	3,915	3,053	4,106
Less: SmithKline Beecham’ s pre-acquisition profit attributable to
shareholders under UK GAAP and merger alignment adjustments	–	–	(2,237)
US GAAP adjustments:
Write-off of SmithKline Beecham in-process R&D acquired	–	–	(6,324)
Capitalised interest	25	18	15
Computer software	20	(3)	13
Purchased intangibles	(86)	(140)	–
Reversal/(amortisation) of goodwill	18	(1,261)	(559)
Amortisation and impairment of intangible assets	(4,184)	(2,266)	(166)
Recognition of cost of sales on fair value step-up of inventory	–	(298)	–
Disposal of purchased investment	–	(117)	–
Product divestments	7	–	–
Loss on disposal of subsidiary	–	204	–
Pensions and post-retirement benefits	(138)	(12)	75
Stock-based compensation	(331)	(162)	(254)
Provision against ESOT shares	51	(108)	26
Derivative instruments	8	15	–
Restructuring	37	182	–
Tax benefits on exercise of US stock options	(13)	(56)	(9)
Merger transaction costs	–	–	66
Deferred taxation	1,182	883	20
Impairment of equity investments	(8)	(75)	–

Net income/(loss) under US GAAP before cumulative effect of changes
in accounting principles	503	(143)	(5,228)
Cumulative effect of changes in accounting principles	(90)	–	–

Net income/(loss) after cumulative effect of changes in accounting principles	413	(143)	(5,228)

		2001
	2002	(restated)
Equity shareholders’ funds	£m	£m

Equity shareholders’ funds under UK GAAP	6,581	7,390
US GAAP adjustments:
Tangible fixed assets	49	44
Investments	829	879
Product rights	18,590	22,927
Capitalised interest	175	155
Computer software	(9)	(29)
Goodwill	17,989	17,928
Other intangible assets	(438)	(377)
Unrealised gains on marketable securities	113	163
Pensions and other post-retirement benefits	(1,198)	299
Employee Share Ownership Trust	(2,826)	(2,936)
Restructuring costs	(6)	(46)
Derivative instruments	98	29
Dividends	754	718
Deferred taxation	(5,779)	(7,037)

Shareholders’ equity under US GAAP	34,922	40,107

Certain items for the years ended 31st December 2001 and 2000 have been reclassified for comparative purposes.

During 2002, FRS 19 ‘Deferred Tax’ has been implemented by the Group under UK GAAP. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change has been accounted for as a prior year adjustment for UK GAAP purposes and comparative adjustments to arrive at US GAAP have been restated as necessary. This change had no impact on US GAAP results.

Back to Contents

130	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Acquisition of SmithKline Beecham
Under US GAAP, the Financial statements of GlaxoSmithKline prior to the merger are those of Glaxo Wellcome, the US GAAP accounting acquirer. The acquisition of SmithKline Beecham is accounted for under the purchase method as of the date of the merger, 27th December 2000.

Purchase accounting adjustments
In order to determine the proper allocation of purchase price related to the acquired assets of SmithKline Beecham under US GAAP purchase accounting, the cost of acquisition is calculated using the market value of the shares issued, the fair value of vested options exchanged and direct external acquisition costs and then allocated to the fair value of net assets acquired. As a result of the fair value exercise, increases in the values of SmithKline Beecham’s inventory, tangible fixed assets, investments and pension obligations were recognised and fair market values attributed to its other intangible assets, mainly product rights (inclusive of patents and trade marks), assembled workforce and in-process research and development, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of SmithKline Beecham has been recorded as goodwill. The amount allocated to in-process research and development is required under US GAAP to be expensed immediately in the first reporting period after the business combination, which for GlaxoSmithKline was the period ended 31st December 2000. Fair value adjustments to the recorded amount of inventory were expensed in 2001 and additional amortisation and depreciation will be recorded in respect of the fair value adjustments to tangible and intangible assets and the resulting goodwill over the periods of their respective economic useful lives.

The adjustments to the assets and liabilities of SmithKline Beecham to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management best estimates of fair value, are summarised in the table opposite and discussed below:

(a)	The total assumed purchase consideration was calculated by multiplying the number of GlaxoSmithKline shares issued to SmithKline Beecham’s shareholders for all outstanding SmithKline Beecham shares by the average fair value of Glaxo Wellcome securities. The average fair value of Glaxo Wellcome securities was calculated over a period of four days prior to and subsequent to the announcement of the merger on 17th January 2000. The total assumed purchase consideration also included the fair value of SmithKline Beecham vested options exchanged for vested options in GlaxoSmithKline. The total number of SmithKline Beecham vested options was multiplied by the respective fair value of each of the ordinary shares and ADR plans determined at 17th January 2000.

(b)	The increase in fair value of inventory and fixed assets was determined based on the difference between the carrying value and the market value of these assets. The increase to inventory was expensed in 2001, as all inventory was sold. The increase infixed assets was allocated to its respective category and is being depreciated over the remaining useful lives of these assets.

(c)	The market value of investments was included in the book value of SmithKline Beecham’s net assets under US GAAP. The increase in investments related to increases in the fair market value of non-marketable securities at 31st December 2000. Included in this amount are increases to equity investments. These equity investments were measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities was recognised as goodwill within investments. This goodwill is no longer amortised, but reviewed annually for impairment.

(d)	The fair value attributed to pension obligations reflected the recognition of previously unrecognised actuarial gains/losses, prior service costs and transition amounts. The amounts recognised were based on actuarial assessments at the acquisition date.

(e)	The fair value attributed to other intangible assets related primarily to management’s estimate of the value of product rights (inclusive of their respective patents and trade marks) on existing products and of the assembled workforce. The fair value of the product rights was determined based on a discounted net future cash flow analysis of SmithKline Beecham’s approved product portfolio which included all existing approved products within the pharmaceutical therapeutic areas and consumer healthcare product portfolios. Any supplemental products in the development process which built upon existing chemical entities within existing areas and which were not subject to separate US Food and Drug Administration approval were also included. Management based the estimates of the weighted average useful life of the product rights on the future period over which the substantial majority of the estimated net future cash flow value was expected to be realised. The fair value of the assembled workforce was reclassified to goodwill under SFAS 142 in 2002 and will be reviewed annually for impairment.

(f)	The amount of total consideration allocated to SmithKline Beecham’s in-process research and development projects (IPR&D) was estimated using current estimates of the status and prospects of its R&D portfolio. The IPR&D included only those identified projects that had advanced to a stage of development where management believed reasonable estimates of projected cash flows could be prepared. This did not include basic discovery and the portfolio of gene patents. The reported IPR&D value was not intended to reflect the present value of all development activities under way. The value allocated to the IPR&D was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual IPR&D projects were based on existing estimates of revenues and contribution margin for the project.

(g)	Additional liabilities related to restructuring costs directly linked to plans that were in place at the date of the acquisition. These liabilities reflected the costs to close certain SmithKline Beecham manufacturing sites and redundancy costs. The other liabilities related to additional deferred tax liabilities previously not recognised.

(h)	Deferred taxes were computed on the excess of fair value over book value, other than for goodwill and in-process research and development, using the applicable weighted average statutory tax rates.

(i)	Goodwill represents the remainder of unallocated purchase consideration and now includes the value originally allocated to workforce. Goodwill is no longer amortised under SFAS 142, but rather reviewed annually for impairment.

Back to Contents

Notes to the financial statements GlaxoSmithKline	131

37 Reconciliation to US accounting principles continued

Purchase accounting adjustments		£m

Total assumed purchase consideration for outstanding shares	(a)	43,919
Costs and fees of transaction		66
Less:
Book value of SmithKline Beecham net assets – US GAAP (less goodwill)		2,742
Excess fair value of inventory	(b)	267
Excess fair value of tangible fixed assets	(b)	15
Excess fair value of investments	(c)	1,042
Excess fair value of pension asset	(d)	81
Fair value attributed to other intangible assets	(e)	24,382
Fair value attributed to workforce (now considered goodwill)	(e)	483
Fair value attributed to in-process R&D projects	(f)	6,324
Additional liabilities assumed	(g)	(110)
Deferred tax liabilities related to purchase price adjustments	(h)	(7,669)
Goodwill	(i)	16,428

Back to Contents

132	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

The following tables present details of the Group’s total purchased identifiable intangible assets which are subject to amortisation.

31st December 2002	Gross	Accumulated amortisation	Impairment	Net
	£m	£m	£m	£m

Product rights	20,120	(3,693)	(2,076)	14,351
Brands	1,151	(58)	–	1,093

Total	21,271	(3,751)	(2,076)	15,444

Following the launch in the USA of a generic Augmentin product, the carrying value of product rights relating to Augmentin has been reviewed and an impairment of £1,667 million recorded. The carrying values of certain other product rights have also been reviewed and an impairment of £409 million recorded. Fair values were determined using a discounted cash flow model.

As discussed in Note 30 ‘Legal proceedings’, a number of distributors of generic drugs have filed applications to market generic versions of Paxil in the USA prior to the expiration of the Group’s patent. The carrying value of the Paxil product rights under US GAAP is £3.6 billion at 31st December 2002. The Group will continue to keep the position under review.

31st December 2001	Gross	Accumulated amortisation	Impairment	Net
	£m	£m	£m	£m

Product rights	20,116	(1,865)	–	18,251
Brands	1,151	(29)	–	1,122

Total	21,267	(1,894)	–	19,373

The estimated future amortisation expense for the next five years for purchased identifiable intangible assets subject to amortisation as of 31st December 2002 is as follows:

Year		£m

2003		1,636
2004		1,629
2005		1,629
2006		1,588
2007		1,574

Total		8,056

Carrying amount of identifiable intangible assets which are not subject to amortisation	2002	2001
	£m	£m

Brands	4,345	4,850

Following the initial implementation of SFAS 142 in 2002, the carrying values of the brands determined to have indefinite lives were reviewed and an impairment of £173 million (£127 million net of tax) was recognised. This is recorded as a cumulative effect of a change in accounting principle. In addition, a £332 million charge was recognised during 2002 as a result of changes in market conditions and management forecasts for certain brand intangibles.

The following table presents the changes in goodwill allocated to the Group’s reportable segments during 2002. The carrying value of the assembled workforce at 31st December 2001, net of tax, has been reclassified into opening balance of goodwill in accordance with SFAS 142.

	At 31.12.01 £m	Acquired £m	Impairment £m	Exchange £m	At 31.12.02 £m

Pharmaceuticals	15,670	23	–	(14)	15,679
Consumer Healthcare	2,503	–	–	(22)	2,481

Total	18,173	23	–	(36)	18,160

If the Group had accounted for goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the years ended 31st December 2000 and 2001, the impact on reported US GAAP results would have been as follows:

	2001 £m	2000 £m

Net income under US GAAP	(143)	(5,228)
Amortisation, net of tax:
Goodwill	1,475	570
Brands	124	–

Adjusted net income under US GAAP	1,456	(4,658)

Adjusted basic net income per share (pence)	24.0	(129.7)
Adjusted diluted net income per share (pence)	23.8	(129.7)

Back to Contents

Notes to the financial statements GlaxoSmithKline	133

37 Reconciliation to US accounting principles continued

Earnings per share under US GAAP

Weighted average number of shares in issue	2002 millions	2001 millions	2000 millions

Basic	5,912	6,064	3,591
Adjustments:
Share options	22	52	35

Diluted	5,934	6,116	3,626

Shares held by the Employee Share Ownership Trusts are excluded from shares in issue.

Taxation
Total tax expense	2002 £m	2001 (restated) £m	2000 (restated) £m

UK GAAP:
Current tax expense	1,432	1,386	808
Deferred tax expense	29	(53)	(17)

Total tax expense	1,461	1,333	791

US GAAP:
Current tax expense	1,445	1,442	817
Deferred tax expense	(1,737)	(936)	(9)

Total tax expense	(292)	506	808

Deferred taxation under US GAAP
Classification of GlaxoSmithKline’s deferred taxation liabilities and assets under US GAAP is as follows:

		2002	2001
		£m	£m

Liabilities
Stock valuation adjustment		(113)	(113)

Current deferred taxation liabilities		(113)	(113)

Accelerated capital allowances		(710)	(691)
Product rights		(5,620)	(6,126)
Other timing differences		(156)	(1,030)

Total deferred taxation liabilities		(6,599)	(7,960)

Assets
Intra-Group profit		487	375
Other timing differences		646	842

Current deferred taxation assets		1,133	1,217

Asset disposal		(125)	(161)
Pensions and other post-retirement benefits		111	221
Tax losses		93	97
Manufacturing restructuring		52	71
Legal and other disputes		124	25
Other timing differences		63	42

Total deferred taxation assets		1,451	1,512

Net deferred taxation under US GAAP		(5,148)	(6,448)

The difference between the UK effective taxation rate and the US effective taxation rate is primarily related to the fair value adjustments for goodwill and intangibles related to the acquisitions of Wellcome and SmithKline Beecham.

Back to Contents

134	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Segment information under US GAAP

Under UK GAAP, the segment information presented in Note 6 includes results of operations and other information on a historical combined Glaxo Wellcome and SmithKline Beecham basis for 2002, 2001 and 2000.

Under US GAAP, the segment information for results of operations for 2002 and 2001 reflect the merged operations of GlaxoSmithKline, while for 2000 it relates to Glaxo Wellcome only as this period is, for practical purposes, regarded as being prior to the acquisition of SmithKline Beecham. Glaxo Wellcome operated in only one segment – Pharmaceuticals. Segment information in respect of assets relates to Glaxo Wellcome and SmithKline Beecham on a consolidated basis at 31st December 2002 and 2001 as the acquisition of SmithKline Beecham by Glaxo Wellcome occurred on 27th December 2000.

Turnover by location of customer	2002 £m	2001 (restated) £m	2000 (restated) £m

USA	10,807	10,087	4,314
Europe	6,064	5,855	2,959
International	4,341	4,547	2,286

External turnover	21,212	20,489	9,559

Turnover by business sector

Pharmaceuticals	17,995	17,205	9,559
Consumer Healthcare	3,217	3,284	–

External turnover	21,212	20,489	9,559

Operating profit/(loss) by business sector

Pharmaceuticals	876	565	(4,456)
Consumer Healthcare	150	25	–

Operating profit/(loss)	1,026	590	(4,456)

Turnover by location of subsidiary undertaking

USA	11,096	10,517	4,494
Europe	10,423	10,704	5,375
International	6,824	7,540	3,370

Gross turnover	28,343	28,761	13,239

USA	(168)	(327)	(176)
Europe	(3,873)	(4,372)	(2,271)
International	(3,090)	(3,573)	(1,233)

Inter-segment turnover	(7,131)	(8,272)	(3,680)

USA	10,928	10,190	4,318
Europe	6,550	6,332	3,104
International	3,734	3,967	2,137

External turnover	21,212	20,489	9,559

Profit before tax by location of subsidiary undertaking

USA	418	(938)	(2,850)
Europe	795	1,305	(670)
International	(187)	223	(936)

Operating profit/(loss)	1,026	590	(4,456)

Share of profits of joint ventures and associated undertakings	81	71	–
Profit/(loss) on disposal of businesses and/or interest in associates	10	(113)	144
Net interest expense	(192)	(54)	(87)

Profit/(loss) before taxation	925	494	(4,399)

Profit/(loss) before taxation	925	494	(4,399)
Taxation	(292)	(506)	(808)
Minority interests and preference share dividends	(130)	(131)	(21)

Net income/(loss) before cumulative effect of changes in accounting principles	503	(143)	(5,228)
Cumulative effect of change in accounting principle	(90)	–	–

Net income/(loss)	413	(143)	(5,228)

Back to Contents

Notes to the financial statements GlaxoSmithKline	135

37 Reconciliation to US accounting principles continued

Total assets by business sector	2002 £m	2001 £m

Pharmaceuticals	46,706	52,391
Consumer Healthcare	10,965	8,950

Total assets	57,671	61,341

Total assets by location of subsidiary undertaking

USA	22,727	25,741
Europe	20,982	20,865
International	11,414	12,256

Total operating assets	55,123	58,862
Cash and cash equivalents and marketable securities	2,548	2,479

Total assets	57,671	61,341

	2002	2001
Total liabilities by business sector	£m	£m

Pharmaceuticals	16,816	15,757
Consumer Healthcare	5,126	4,615

Total liabilities	21,942	20,372

Total liabilities by location of subsidiary undertaking

USA	8,710	7,971
Europe	9,351	9,112
International	3,881	3,289

Total liabilities	21,942	20,372

					2002	2001

Tangible fixed assets by location of subsidiary undertaking	Land and buildings £m	Plant, equipment and vehicles £m	Computer software £m	Assets in construction £m	Total £m	Total £m

USA	691	379	29	378	1,477	1,611
Europe	1,729	1,833	111	649	4,322	4,210
International	533	370	11	151	1,065	1,194

Total	2,953	2,582	151	1,178	6,864	7,015

UK segment
Information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

				2002	2001	2000
				£m	£m	£m

Turnover by location of customer				1,366	1,328	474

Gross turnover				4,945	5,388	1,241
Inter-segment turnover				(3,230)	(3,753)	(562)

Turnover by location of subsidiary				1,715	1,635	679

Operating profit				373	321	370

Total assets				8,253	6,962

Back to Contents

136	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Pensions under US GAAP
The SFAS 132 disclosures for the year ended 31st December 2002 and 2001 are provided in relation to the employees of GlaxoSmithKline. For 2000 the income statement disclosures are provided in relation to the employees of Glaxo Wellcome only.

During 2002, the Group decided to align the measurement date for all of its pension plans. As certain of the Group’s pension plans had a measurement date for pension assets and liabilities of 30th September, the Group elected to change the measurement date for these plans from 30th September to 31st December.

As a result, included in 2002 net loss is a £49 million credit to income (£37 million net of tax), treated as the cumulative effect of change in accounting principle.

The average number of persons employed by the Group	2002	2001	2000
(including Directors) during the year	Number	Number	Number

Manufacturing	36,548	37,154	20,477
Selling, general and administration	54,810	55,655	30,765
Research and development	14,808	15,090	9,659

	106,166	107,899	60,901

	2002	2001	2000
Pension and other post-retirement costs	£m	£m	£m

UK pension schemes	103	26	6
US pension schemes	67	70	59
Other overseas pension schemes	51	70	31
Unfunded post-retirement healthcare schemes	78	57	16
Post-employment costs	40	28	7

	339	251	119

Analysed as:
Funded defined benefit/hybrid schemes	149	123	57
Unfunded defined benefit schemes	48	11	10
Defined contribution schemes	24	32	29
Unfunded post-retirement healthcare schemes	78	57	16
Post-employment costs	40	28	7

	339	251	119

The disclosures below include the additional information required by SFAS 132. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Pension costs in 2002 of £12 million, (2001 – £17 million, 2000 – £35 million) in respect of minor retirement plans, which have not been recalculated in accordance with the requirements of SFAS 87, have been excluded.

	2002	2001	2000
The net periodic pension cost/(income) for the major retirement plans comprised:	£m	£m	£m

Service cost	219	194	119
Interest cost	388	351	161
Expected return on plan assets	(470)	(508)	(253)
Amortisation of prior service cost	20	15	16
Amortisation of transition obligation	(6)	(9)	(12)
Recognised net actuarial gain	3	(57)	(70)

Net periodic pension cost/(income) under US GAAP	154	(14)	(39)

Termination benefits and curtailment costs	56	2	7
Adjustment for change in accounting principle	(62)

The major assumptions used in computing the above pension cost/(income) were:	%pa	%pa	%pa

Rates of future pay increases	4.25	4.5	4.6
Discount rate	6.0	6.25	6.5
Expected long-term rates of return on plan assets	7.75	8.25	7.0

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

Back to Contents

Notes to the financial statements GlaxoSmithKline	137

37 Reconciliation to US accounting principles continued

	2002	2001
Change in benefit obligation	£m	£m

Benefit obligation at beginning of year	6,372	5,560
Adjustment for change in accounting principle	153	–
Amendments	24	32
Service cost	219	194
Interest cost	388	351
Plan participants’ contributions	16	30
Actuarial loss	51	114
Benefits paid	(324)	(260)
Acquisition	–	326
Termination benefits and curtailment costs	35	2
Exchange	(174)	23

Benefit obligation at end of year	6,760	6,372

Benefit obligation at end of year for pension plans with accumulated benefit obligations in excess of plan assets	6,087	2,995

	2002	2001
Change in plan assets	£m	£m

Fair value of plan assets at beginning of year	5,385	6,452
Adjustment for change in accounting principle	383	–
Actual return on plan assets	(913)	(1,106)
Employer contribution	457	82
Plan participants’ contributions	16	30
Benefits paid	(324)	(260)
Acquisition	–	146
Termination benefits and curtailment costs	(3)	–
Exchange	(146)	41

Fair value of plan assets at end of year	4,855	5,385

Fair value of plan assets at end of year for pension plans with accumulated benefit obligations in excess of plan assets	4,741	2,484

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, securities linked to the UK Retail Price Index and property. At 31st December 2002 UK equities included 2.1 million GlaxoSmithKline shares (2001– 5.3 million shares) with a market value of £25 million (2001– £91 million).

	2002	2001
Funded status	£m	£m

Funded status	(1,905)	(987)
Unrecognised net actuarial loss	1,932	724
Unrecognised prior service cost	145	152
Unrecognised transition obligation	29	24
Other	–	3

Net amount recognised	201	(84)

	2002	2001
Amounts recognised in the statement of financial position consist of:	£m	£m

Prepaid benefit cost	532	353
Accrued pension liability	(331)	(437)
Additional required liability	(1,618)	(373)
Intangible asset	172	36
Accumulated other comprehensive income	1,446	337

Net amount recognised	201	(84)

Back to Contents

138	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Post-retirement healthcare under US GAAP
The disclosures for 2002 and 2001 are provided in relation to the employees of GlaxoSmithKline. For 2000 the income statement disclosures are provided in relation to the employees of Glaxo Wellcome only.

	2002	2001	2000
Net healthcare cost	£m	£m	£m

Service cost	23	15	5
Interest cost	53	40	13
Amortisation of prior service cost	2	(3)	(2)

Net healthcare cost	78	52	16

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa

Rate of future healthcare inflation	7.0 to 5.0	7.0 to 5.0	7.8 to 4.9
Discount rate	6.75	7.3	7.2

The rate of future healthcare inflation reflects the fact that the benefits of certain groups of participants are capped.

	2002	2001
Change in benefit obligation	£m	£m

Benefit obligation at beginning of year	788	583
Adjustment for change in accounting principle	13	–
Amendments	–	(1)
Service cost	77	15
Interest cost	53	40
Plan participants’ contributions	9	2
Actuarial loss	24	202
Benefits paid	(50)	(31)
Acquisition	–	(32)
Curtailments	–	(2)
Exchange	(84)	12

Benefit obligation at end of year	830	788

Change in plan assets

Fair value of plan assets at beginning of year	–	–
Employer and plan participants’ contributions	51	31
Benefits paid	(51)	(31)

Fair value of plan assets at end of year	–	–

Funded status

Funded status	(830)	(788)
Unrecognised net actuarial loss	230	216
Unrecognised prior service cost	(17)	(20)
Other	–	8

Accrued post-retirement healthcare cost	(617)	(584)

	1% decrease	1% increase
The impact of a 1 per cent variation in the rate of future healthcare inflation would be:	£m	£m

Effect on total service and interest cost	(9)	8
Effect on provision for post-retirement benefits	(85)	71

Back to Contents

Notes to the financial statements GlaxoSmithKline	139

38 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2002. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location		Subsidiary undertaking	Segment	Activity	%

England	Brentford	+	GlaxoSmithKline Services Unlimited plc	Ph,CH	s
(formerly GlaxoSmithKline Services plc)
	Brentford	+	SmithKline Beecham plc	Ph,CH	e h r d m p
	Greenford	+	Glaxo Group Ltd	Ph	h
	Brentford		SmithKline Beecham Research Ltd	Ph	m
	Brentford		SmithKline Beecham (Investments) Ltd	Ph,CH	f
	Brentford		GlaxoSmithKline Research & Development Ltd	Ph	r d
	Brentford		GlaxoSmithKline Export Ltd	Ph	e
	Brentford		GlaxoSmithKline UK Ltd	Ph	m p
	Greenford		The Wellcome Foundation Ltd	Ph	p
	Brentford	+	Wellcome Limited	Ph,CH	h
	Brentford		SmithKline Beecham (SWG) Ltd	CH	e m
	Brentford		Glaxo Operations UK Ltd	Ph	p
	Brentford		Glaxo Wellcome International BV (Footnote (iv))	Ph,CH	h
	Brentford		Glaxo Wellcome Investments BV (Footnote (iv))	Ph,CH	h
	Stockley Park		Glaxo Wellcome UK Ltd	Ph	h m p
	Brentford		Stafford-Miller Ltd	CH	m p

Austria	Vienna		GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Genval		GlaxoSmithKline SA (formerly GlaxoSmithKline Belgium SA)	Ph	m
	Rixensart		GlaxoSmithKline Biologicals SA	Ph	e r d p
	Rixensart		GlaxoSmithKline Biologicals Manufacturing SA	Ph	e p

Guernsey	St. Peter Port		S.B. Insurance Ltd	Ph,CH	i

Denmark	Ballerup		GlaxoSmithKline Consumer Healthcare A/S	CH	m
(formerly SmithKline Beecham A/S)
	Brøndby		GlaxoSmithKline Pharma a/s	Ph	m

Finland	Espoo		GlaxoSmithKline Oy	Ph	m

France	Marly le Roi		GlaxoSmithKline Sante Grand Publique SAS	CH	m
	Marly le Roi		Glaxo Wellcome Production SAS	Ph	m p

Germany	Buehl		GlaxoSmithKline Consumer Healthcare GmbH & Co KG	CH	m p
	Munich		SmithKline Beecham GmbH	Ph	m

Greece	Athens		GlaxoSmithKline AEBE (formerly Glaxo Wellcome AEBE)	Ph	h m p

Hungary	Budapest		GlaxoSmithKline Kft	Ph,CH	m

Italy	Verona		GlaxoSmithKline SpA	Ph	m p r d
	Milan		GlaxoSmithKline Consumer Healthcare SpA	CH	h m

Luxembourg	Mamer		GlaxoSmithKline International (Luxembourg) SA	Ph,CH	h
	Mamer		GlaxoSmithKline Luxembourg SA	Ph,CH	h

Back to Contents

140	GlaxoSmithKline Notes to the financial statements

38 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Netherlands	Zeist	GlaxoSmithKline BV	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare BV	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals SA	Ph	m p	97
	Warsaw	GlaxoSmithKline Consumer Healthcare sp zoo	CH	m

Portugal	Lisbon	GlaxoSmithKline-Produtos Farmaceuticos Lda	Ph	m
(formerly Instituto Luso-Farmaco Lda)

Republic of	Carrigaline	SmithKline Beecham (Cork) Ltd (Footnote (i))	Ph	p
Ireland	Carrigaline	SmithKline Beecham (Manufacturing) Ltd (Footnote (i))	Ph	p

Spain	Madrid	Glaxo Wellcome, SA	Ph	r m p
	Madrid	SmithKline Beecham SA	Ph	m

Sweden	Mölndal	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline Investments (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline International (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	Glaxo Wellcome International (Footnote (i),(v))	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline AG (formerly Glaxo Wellcome AG)	Ph	m
	Zug	Adechsa GmbH	Ph	e

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret AS	Ph	m p
(formerly Glaxo Wellcome ISAS)

USA

USA	Philadelphia	SmithKline Beecham Corporation	Ph,CH	e h r d m p s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare LP	CH	m p	66
	Jersey City	Block Drug Company, Inc	CH	h m p
	Wilmington	GlaxoSmithKline Financial Inc	Ph,CH	f
	Wilmington	SmithKline Beecham Holdings Corporation	Ph,CH	h
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc	Ph,CH	h

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc	Ph,CH	m p r

Asia Pacific

Australia	Boronia	Glaxo Wellcome Australia Ltd	Ph	m p
	Dandenong	SmithKline Beecham (Australia) Pty Ltd	Ph,CH	m

China	Hong Kong	GlaxoSmithKline Limited (formerly Glaxo Wellcome China Ltd)	Ph	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	m	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Ltd (Footnote (ii))	Ph	m p	49
	Nabha	GlaxoSmithKline Consumer Healthcare Ltd (formerly SmithKline	CH	m p	40
Beecham Consumer Healthcare Ltd) (Footnote (ii))

Malaysia	Selangor	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
Darul Ehsan

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph, CH	m

Pakistan	Karachi	Glaxo Wellcome Pakistan Ltd	Ph, CH	m p	79

Philippines	Manila	Glaxo Wellcome Philippines Inc	Ph	m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd (formerly Glaxo Wellcome Asia Pacific Pte Ltd)	Ph	m

South Korea	Seoul	GlaxoSmithKline Korea	Ph	m p

Taiwan	Taipei	Glaxo Wellcome Taiwan Ltd	Ph	m p

Back to Contents

Notes to the financial statements GlaxoSmithKline	141

38 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%

Japan	Tokyo	GlaxoSmithKline KK	Ph	m p r	85
	Kobe	Block Drug Company (Japan) Inc	CH	m

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina SA	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Lda (formerly SmithKline Beecham Brasil Lda)	Ph,CH	m p

Colombia	Bogota	GlaxoSmithKline Colombia SA	Ph,CH	m

Mexico	Mexico City	GlaxoSmithKline Mexico, SA de CV	Ph,CH	m p
(formerly Glaxo Wellcome Mexico, SA de CV)

Puerto Rico	San Juan	GlaxoSmithKline Puerto Rico Inc	Ph	m
	Hato Rey	SB Pharmco Puerto Rico Inc	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela CA (formerly Glaxo Wellcome CA)	Ph	m p

Middle East
Africa

Egypt	Cairo	Glaxo Wellcome Egypt SAE	Ph	m p	90

South Africa	Midrand	GlaxoSmithKline South Africa (Pty)	Ph	m p
(formerly Glaxo Wellcome South Africa (Pty) Ltd)
	Johannesburg	SmithKline Beecham Consumer Healthcare (Pty) Ltd	CH	m p

USA	Location	Associated undertaking			%

USA	Teterboro,	Quest Diagnostics, Inc. (Footnote (iii))			23
New Jersey

Footnotes
(i)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland)
(ii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of significant influence
(iii)	This holding was reduced to 21 per cent in February 2003, following Quest’s acquisition of Unilab Corporation
(iv)	Incorporated in the Netherlands
(v)	Incorporated in the Republic of Ireland.
+	directly held wholly owned subsidiary of GlaxoSmithKline plc.

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research,
s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies.

Back to Contents

142	GlaxoSmithKline	Financial record GlaxoSmithKline	143

Financial record

Quarterly trend

An unaudited analysis is provided by quarter of the Group results in sterling for the financial year 2002. The analysis comprises statutory results, business performance results and pharmaceutical sales by therapeutic area.

Profit and loss account – statutory	12 months 2002	Q4 2002	9 months 2002	Q3 2002	6 months 2002	Q2 2002	Q1 2002

£m	CER %	£m	CER %	£m	CER %	£m	CER %	£m	CER %	£m	CER %	£m	CER %

Sales – Pharmaceuticals	17,995	4,799	13,196	4,222	8,974	4,613	4,361
Sales – Consumer Healthcare	3,217	869	2,348	797	1,551	802	749

Total sales	21,212	5,668	15,544	5,019	10,525	5,415	5,110
Cost of sales	(4,609)	(1,253)	(3,356)	(1,129)	(2,227)	(1,110)	(1,117)
Selling, general and administrative expenditure	(8,041)	(2,184)	(5,857)	(1,913)	(3,944)	(2,057)	(1,887)
Research and development expenditure	(2,900)	(905)	(1,995)	(706)	(1,289)	(623)	(666)

Operating costs	(15,550)	(4,342)	(11,208)	(3,748)	(7,460)	(3,790)	(3,670)

Trading profit – Pharmaceuticals	5,176	1,165	4,011	1,143	2,868	1,512	1,356
Trading profit – Consumer Healthcare	486	161	325	128	197	113	84

Total trading profit	5,662	1,326	4,336	1,271	3,065	1,625	1,440
Other operating income/(expense)	(111)	23	(134)	(145)	11	16	(5)

Operating profit	5,551	1,349	4,202	1,126	3,076	1,641	1,435

Share of profits/(losses) of joint ventures and associated undertakings	75	17	58	20	38	21	17
Disposal of businesses	10	4	6	6	–	–	–
Product divestments	11	(1)	12	–	12	–	12

Profit before interest	5,647	1,369	4,278	1,152	3,126	1,662	1,464
Net interest payable	(141)	(36)	(105)	(42)	(63)	(29)	(34)

Profit on ordinary activities before taxation	5,506	1,333	4,173	1,110	3,063	1,633	1,430
Taxation	(1,461)	(362)	(1,099)	(289)	(810)	(430)	(380)

Profit on ordinary activities after taxation	4,045	971	3,074	821	2,253	1,203	1,050
Minority interests	(110)	(31)	(79)	(31)	(48)	(24)	(24)
Preference share dividends	(20)	(5)	(15)	(5)	(10)	(5)	(5)

Earnings (Profit attributable to shareholders)	3,915	935	2,980	785	2,195	1,174	1,021

Basic earnings per share	66.2	p	16.0	p	50.2	p	13.4	p	36.8	p	19.7	p	17.1	p

Profit and loss account – business performance

Sales – Pharmaceuticals	17,995	8	4,799	7	13,196	9	4,222	6	8,974	10	4,613	9	4,361	10
Sales – Consumer Healthcare	3,217	2	869	2	2,348	2	797	4	1,551	1	802	3	749	(1)

Total sales	21,212	7	5,668	7	15,544	7	5,019	6	10,525	8	5,415	8	5,110	8
Cost of sales	(4,243)	(2)	(1,075)	(13)	(3,168)	2	(1,041)	1	(2,127)	3	(1,052)	–	(1,075)	7
Selling, general and administrative expenditure	(7,543)	5	(2,041)	14	(5,502)	2	(1,782)	2	(3,720)	3	(1,950)	5	(1,770)	–
Research and development expenditure	(2,732)	9	(847)	24	(1,885)	4	(641)	3	(1,244)	4	(594)	(3)	(650)	11

Operating costs	(14,518)	(3,963)	(10,555)	(3,464)	(7,091)	(3,596)	(3,495)

Trading profit – Pharmaceuticals	6,148	16	1,520	6	4,628	21	1,410	18	3,218	22	1,697	23	1,521	20
Trading profit – Consumer Healthcare	546	5	185	4	361	6	145	8	216	4	122	6	94	2

Total trading profit	6,694	15	1,705	5	4,989	19	1,555	17	3,434	21	1,819	22	1,615	19
Other operating income/(expense)	(111)	23	(134)	(145)	11	16	(5)

Operating profit	6,583	13	1,728	7	4,855	15	1,410	13	3,445	17	1,835	17	1,610	16

Share of profits/(losses) of joint ventures and associated undertakings	75	17	58	20	38	21	17

Profit before interest	6,658	1,745	4,913	1,430	3,483	1,856	1,627
Net interest payable	(141)	(36)	(105)	(42)	(63)	(29)	(34)

Profit on ordinary activities before taxation	6,517	11	1,709	7	4,808	12	1,388	12	3,420	13	1,827	10	1,593	16
Taxation	(1,760)	(462)	(1,298)	(375)	(923)	(493)	(430)

Profit on ordinary activities after taxation	4,757	10	1,247	6	3,510	12	1,013	11	2,497	12	1,334	10	1,163	15
Minority interests	(110)	(31)	(79)	(31)	(48)	(24)	(24)
Preference share dividends	(20)	(5)	(15)	(5)	(10)	(5)	(5)

Adjusted earnings (Profit attributable to shareholders)	4,627	11	1,211	6	3,416	12	977	11	2,439	13	1,305	10	1,134	17

Adjusted earnings per share	78.3	p	13	20.7	p	9	57.6	p	15	16.7	p	15	40.9	p	15	21.9	p	13	19.0	p	18

Back to Contents

144	GlaxoSmithKline Financial record

Pharmaceutical sales – total Group
	Q4 2002		Q3 2002		Q2 2002		Q1 2002

	£m	CER %	£m	CER %	£m	CER %	£m	CER %

CNS	1,227	15	1,124	21	1,166	21	994	10
Depression	813	18	740	29	761	30	623	10
Seroxat/Paxil	566	10	499	20	552	29	438	1
Wellbutrin	247	42	241	52	209	34	185	41

Migraine	233	6	217	4	230	6	208	19
Imigran/Imitrex	211	8	197	5	206	6	184	19
Naramig/Amerge	22	(7)	20	(10)	24	7	24	17

Lamictal	121	25	107	25	110	24	100	35
Requip	25	64	21	(5)	24	25	19	14
Zyban	22	(7)	23	4	25	(28)	29	(37)

Respiratory	1,066	15	922	11	1,032	15	967	25
Seretide/Advair,
Flixotide/Flovent, Serevent	806	27	686	17	746	22	699	37
Seretide/Advair	460	50	392	70	416	>100	363	>100
Flixotide/Flovent	211	7	178	(15)	194	(22)	200	(14)
Serevent	135	1	116	(21)	136	(19)	136	(25)
Flixonase/Flonase	122	–	125	16	150	17	137	9
Ventolin	73	(8)	58	(10)	66	(17)	68	(3)
Becotide	33	(21)	30	(20)	34	(13)	33	(19)

Anti-virals	621	9	558	11	570	12	550	17

HIV	396	13	357	12	362	9	350	18
Combivir	155	4	141	(1)	148	(1)	144	–
Trizivir	90	46	77	75	79	>100	69	>100
Epivir	80	7	71	1	72	(6)	72	1
Retrovir	13	(6)	10	(28)	13	–	14	14
Ziagen	47	16	47	26	39	(8)	40	6
Agenerase	11	(6)	11	(9)	11	(12)	11	(3)

Herpes	175	1	156	7	166	6	156	7
Valtrex	121	24	103	22	105	31	96	27
Zovirax	54	(28)	53	(14)	61	(20)	60	(14)

Zeffix	33	29	31	19	29	10	30	37

Anti-bacterials	573	(21)	434	(15)	559	(3)	644	(9)
Augmentin	293	(31)	197	(24)	313	10	388	(4)
Zinnat/Ceftin	67	(37)	50	(30)	57	(49)	69	(37)
Fortum	53	(7)	46	(4)	51	2	51	3
Amoxil	43	13	30	(3)	30	(5)	33	(24)

Metabolic and gastro-intestinal	402	32	289	(23)	385	(5)	353	5
Avandia	236	>100	155	(26)	222	4	196	28
Zantac	98	(27)	81	(24)	101	(21)	102	(13)

Vaccines	278	12	297	26	261	8	244	18
Hepatitis	123	10	121	16	121	11	118	10
Infanrix	54	(12)	67	27	69	(1)	64	24

Oncology and emesis	268	35	231	13	247	11	231	26
Zofran	200	36	171	19	178	13	159	20
Hycamtin	23	60	19	(26)	27	5	25	16

Cardiovascular	172	2	169	26	169	16	145	17
Coreg	76	(3)	93	64	77	36	60	22

Arthritis(Relafen)	4	(78)	5	(83)	7	(86)	7	(86)
Other	188	(20)	193	(6)	217	(3)	226	10

Total pharmaceutical sales	4,799	7	4,222	6	4,613	9	4,361	10

Back to Contents

Financial record GlaxoSmithKline	145

Pharmaceutical sales – USA	Q4 2002		Q3 2002		Q2 2002		Q1 2002

	£m	CER %	£m	CER %	£m	CER %	£m	CER %

CNS	900	19	834	27	859	27	712	13
Depression	628	21	583	36	590	37	474	10
Seroxat/Paxil	386	10	347	27	387	39	293	(3)
Wellbutrin	242	42	236	53	203	35	181	41

Migraine	176	12	164	6	175	7	155	20
Imigran/Imitrex	163	13	153	8	159	7	141	21
Naramig/Amerge	13	(5)	11	(16)	16	12	14	20

Lamictal	67	39	61	41	64	44	55	55
Requip	14	>100	11	(10)	13	43	9	15
Zyban	11	(4)	12	(3)	11	(17)	13	(15)

Respiratory	529	28	475	19	531	24	488	46
Seretide/Advair,
Flixotide/Flovent, Serevent	425	43	366	24	394	29	372	60
Seretide/Advair	251	71	210	>100	224	>100	191	>100
Flixotide/Flovent	101	25	90	(20)	95	(30)	101	(18)
Serevent	73	5	66	(27)	75	(25)	80	(26)

Flixonase/Flonase	92	1	103	19	119	24	99	16
Ventolin	3	(62)	(2)	–	1	(91)	6	(21)
Becotide	–	–	–	–	–	–	–	–

Anti-virals	326	12	299	16	294	19	294	28

HIV	227	8	215	14	210	8	205	21
Combivir	88	(1)	82	(2)	84	(3)	84	(1)
Trizivir	53	29	50	69	52	>100	45	>100
Epivir	45	8	41	8	39	(4)	39	11
Retrovir	6	(7)	6	(5)	5	(9)	6	20
Ziagen	27	13	28	24	22	(14)	24	8
Agenerase	8	(4)	8	(14)	8	(25)	7	(18)

Herpes	86	18	72	21	74	24	77	46
Valtrex	79	34	65	29	68	34	63	44
Zovirax	7	(48)	7	(22)	6	(28)	14	56

Zeffix	3	53	3	72	3	57	3	>100

Anti-bacterials	232	(34)	155	(34)	262	(3)	326	(17)
Augmentin	163	(41)	88	(40)	196	18	257	(7)
Zinnat/Ceftin	9	(77)	5	(79)	7	(87)	13	(77)
Fortum	10	6	9	(23)	9	3	9	(3)
Amoxil	9	>100	8	4	8	63	7	(56)

Metabolic and gastro-intestinal	229	>100	148	(30)	215	(2)	192	19
Avandia	198	>100	130	(32)	193	(1)	167	21
Zantac	23	(29)	17	(15)	21	(14)	25	(1)

Vaccines	65	1	73	16	70	14	82	35
Hepatitis	55	15	53	23	48	9	55	24
Infanrix	10	(36)	19	(4)	23	40	27	72

Oncology and emesis	208	49	173	14	185	13	174	33
Zofran	154	51	125	22	130	15	116	24
Hycamtin	15	>100	12	(36)	19	4	17	24

Cardiovascular	112	(1)	115	30	110	25	93	17
Coreg	73	(4)	90	66	75	37	57	21

Arthritis (Relafen)	1	(91)	2	(92)	2	(96)	3	(93)
Other	(10)	>(100)	5	80	23	(15)	11	>100

Total pharmaceutical sales	2,592	14	2,279	9	2,551	15	2,375	15

Back to Contents

146	GlaxoSmithKline Financial record

Pharmaceutical sales – Europe		Q4 2002		Q3 2002		Q2 2002		Q1 2002

	£m	CER %	£m	CER %	£m	CER %	£m	CER %

CNS	207	(4)	183	(1)	194	(4)	186	–
Depression	101	(2)	87	(3)	99	(1)	88	(1)
Seroxat/Paxil	101	(2)	87	(3)	99	(1)	88	(1)
Wellbutrin	–	–	–	–	–	–	–	–

Migraine	41	(11)	39	(1)	39	(9)	42	9
Imigran/Imitrex	35	(10)	32	–	32	(10)	34	8
Naramig/Amerge	6	(16)	7	(3)	7	(4)	8	12

Lamictal	44	11	37	6	35	(1)	35	14
Requip	10	(3)	9	–	10	9	9	11
Zyban	7	(37)	6	(14)	5	(35)	9	(47)

Respiratory	364	4	309	–	344	4	324	7
Seretide/Advair,
Flixotide/Flovent, Serevent	279	8	237	3	258	9	244	13
Seretide/Advair	168	23	146	19	153	45	141	69
Flixotide/Flovent	60	(10)	48	(16)	55	(24)	56	(20)
Serevent	51	(7)	43	(13)	50	(15)	47	(25)

Flixonase/Flonase	12	(3)	11	(6)	16	(12)	13	2
Ventolin	37	(1)	30	(1)	33	(7)	33	2
Becotide	27	(13)	25	(13)	27	(12)	26	(19)

Anti-virals	176	10	150	4	158	6	152	6

HIV	130	20	107	8	115	9	110	14
Combivir	52	14	43	–	46	(4)	45	(5)
Trizivir	32	76	24	64	25	>100	22	>100
Epivir	26	7	21	(4)	24	(4)	23	(7)
Retrovir	4	(16)	2	(71)	5	8	6	20
Ziagen	14	1	15	25	12	(8)	12	(8)
Agenerase	2	11	2	–	3	7	2	35

Herpes	35	(14)	34	(8)	37	(3)	34	(20)
Valtrex	19	(10)	18	12	20	38	16	(12)
Zovirax	16	(19)	16	(23)	17	(28)	18	(26)

Zeffix	4	16	4	47	4	21	4	58

Anti-bacterials	193	(7)	146	(2)	163	(4)	194	6
Augmentin	86	(9)	65	(4)	73	(5)	91	4
Zinnat/Ceftin	35	(12)	22	–	27	(12)	33	5
Fortum	25	(8)	21	3	24	3	26	20
Amoxil	12	(18)	10	(10)	10	(13)	13	(8)

Metabolic and gastro-intestinal	60	(28)	53	(23)	62	(18)	66	(12)
Avandia	12	15	9	25	11	38	10	52
Zantac	29	(34)	25	(31)	29	(32)	33	(22)

Vaccines	127	24	137	31	111	4	93	8
Hepatitis	52	5	53	14	54	13	45	9
Infanrix	33	14	29	35	30	(28)	25	(3)

Oncology and emesis	39	3	38	8	38	6	37	5
Zofran	29	2	30	10	30	8	28	8
Hycamtin	7	9	5	2	6	(2)	6	1

Cardiovascular	39	3	35	17	39	(2)	34	15
Coreg	–	–	–	–	–	–	–	–

Arthritis (Relafen)	1	(31)	1	(60)	3	(16)	1	(44)
Other	66	7	55	(2)	62	14	61	3

Total pharmaceutical sales	1,272	1	1,107	2	1,174	1	1,148	4

Back to Contents

Financial record GlaxoSmithKline	147

Pharmaceutical sales – International		Q4 2002		Q3 2002		Q2 2002		Q1 2002

	£m	CER %	£m	CER %	£m	CER %	£m	CER %

CNS	120	20	107	18	113	24	96	15
Depression	84	25	70	23	72	29	61	29
Seroxat/Paxil	79	25	65	23	66	31	57	30
Wellbutrin	5	21	5	23	6	11	4	21

Migraine	16	(2)	14	(7)	16	43	11	33
Imigran/Imitrex	13	(5)	12	(10)	15	49	9	35
Naramig/Amerge	3	17	2	16	1	14	2	21

Lamictal	10	5	9	19	11	22	10	32
Requip	1	14	1	26	1	30	1	27
Zyban	4	74	5	85	9	(35)	7	(48)

Respiratory	173	4	138	11	157	12	155	13
Seretide/Advair,
Flixotide/Flovent, Serevent	102	20	83	28	94	28	83	35
Seretide/Advair	41	67	36	86	39	93	31	>100
Flixotide/Flovent	50	(2)	40	4	44	4	43	9
Serevent	11	17	7	(3)	11	8	9	(8)

Flixonase/Flonase	18	(3)	11	9	15	7	25	(7)
Ventolin	33	(6)	30	1	32	(7)	29	(4)
Becotide	6	(42)	5	(39)	7	(17)	7	(19)

Anti-virals	119	4	109	6	118	4	104	9

HIV	39	19	35	11	37	17	35	17
Combivir	15	1	16	1	18	21	15	22
Trizivir	5	>100	3	>100	2	>100	2	>100
Epivir	9	2	9	(16)	9	(15)	10	(15)
Retrovir	3	16	2	(5)	3	5	2	(9)
Ziagen	6	86	4	42	5	31	4	47
Agenerase	1	(55)	1	4	–	–	2	70

Herpes	54	(9)	50	–	55	(6)	45	(11)
Valtrex	23	28	20	12	17	17	17	23
Zovirax	31	(26)	30	(6)	38	(15)	28	(22)

Zeffix	26	28	24	11	22	5	23	29

Anti-bacterials	148	(11)	133	5	134	(1)	124	(6)
Augmentin	44	(15)	44	7	44	3	40	(4)
Zinnat/Ceftin	23	(16)	23	(8)	23	(2)	23	(3)
Fortum	18	(11)	16	4	18	1	16	(13)
Amoxil	22	1	12	(1)	12	(23)	13	(6)

Metabolic and gastro-intestinal	113	(2)	88	(7)	108	(3)	95	(3)
Avandia	26	65	16	30	18	64	19	>100
Zantac	46	(22)	39	(23)	51	(17)	44	(12)

Vaccines	86	6	87	30	80	10	69	17
Hepatitis	16	12	15	1	19	14	18	(15)
Infanrix	11	(29)	19	69	16	26	12	24

Oncology and emesis	21	(4)	20	9	24	9	20	20
Zofran	17	(2)	16	10	18	7	15	22
Hycamtin	1	(42)	2	(4)	2	41	2	12

Cardiovascular	21	18	19	17	20	11	18	20
Coreg	3	30	3	18	2	24	3	39

Arthritis (Relafen)	2	(22)	2	(15)	2	(15)	3	(30)
Other	132	(12)	133	(9)	132	(7)	154	9

Total pharmaceutical sales	935	–	836	6	888	5	838	7

Back to Contents

148	GlaxoSmithKline Financial record

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice.

Sales by business segment	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Pharmaceuticals	17,995	17,205	15,429	13,618	12,563
Consumer Healthcare	3,217	3,284	2,650	2,546	2,375

Retained businesses	21,212	20,489	18,079	16,164	14,938
Healthcare Services	–	–	–	632	1,064

	21,212	20,489	18,079	16,796	16,002

Pharmaceutical sales by therapeutic area

Central nervous system	4,511	4,007	3,279	2,720	2,400
Respiratory	3,987	3,537	2,789	2,382	2,096
Anti-bacterials	2,210	2,604	2,472	2,383	2,278
Anti-virals	2,299	2,128	1,899	1,610	1,347
Metabolic and gastro-intestinal	1,429	1,480	1,232	886	908
Vaccines	1,080	948	842	776	726
Oncology and emesis	977	838	710	613	549
Cardiovascular	655	591	463	449	390
Arthritis	23	156	210	275	301
Others	824	916	1,086	1,096	1,192

Continuing business	17,995	17,205	14,982	13,190	12,187

Divested products	–	–	447	428	376

	17,995	17,205	15,429	13,618	12,563

Pharmaceutical sales by geographic area

USA	9,797	9,037	7,705	6,276	5,635
Europe	4,701	4,561	4,268	4,288	4,059
International:
Asia Pacific	1,177	1,119	1,049	929	876
Japan	712	741	832	704	592
Latin America	606	790	682	636	662
Middle East, Africa	575	539	511	461	468
Canada	427	418	382	324	271

International	3,497	3,607	3,456	3,054	2,869

	17,995	17,205	15,429	13,618	12,563

Consumer Healthcare sales

OTC medicines	1,586	1,603	1,454	1,434	1,328
Oral care	1,052	1,106	642	614	584
Nutritional healthcare	579	575	535	488	459

Continuing business	3,217	3,284	2,631	2,536	2,371

Divested products	–	–	19	10	4

	3,217	3,284	2,650	2,546	2,375

Back to Contents

Financial record GlaxoSmithKline	149

Statutory results	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m

Sales	21,212	20,489	18,079	16,796	16,002
Profit before taxation	5,506	4,517	6,029	4,236	3,564
Earnings (profit attributable to shareholders)	3,915	3,053	4,106	3,077	2,436
Dividends	(2,346)	(2,356)	(2,097)	(2,005)	(1,903)
Retained profit	1,569	697	2,009	1,072	533

Return on capital employed (per cent)	70.4	52.9	78.5	71.8	74.6

Return on capital employed is calculated as statutory profit before taxation as a percentage of average capital employed over the year.

Merger, restructuring and disposal of subsidiaries

Manufacturing and other restructuring	(362)	(162)	(171)	(443)	(90)
Merger costs and product divestments	(599)	(1,069)	895	–	–
Other items	(50)	(421)	(22)	(29)	(721)

(Loss)/profit before taxation	(1,011)	(1,652)	702	(472)	(811)
(Loss)/profit attributable to shareholders	(712)	(1,330)	452	(347)	(512)

Business performance results - retained businesses

Sales	21,212	20,489	18,079	16,164	14,938

R&D expenditure	2,732	2,555	2,510	2,285	2,072
per cent of sales	13	12	14	14	14

Trading profit	6,694	6,053	5,026	4,378	4,191
per cent of sales	32	30	28	27	28

Net interest payable	(141)	(88)	(182)	(162)	(192)
Profit before taxation	6,517	6,169	5,327	4,683	4,299
Adjusted earnings (profit attributable to shareholders)	4,627	4,383	3,654	3,406	2,892

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly, this information is provided as a supplement to that included in the ‘Consolidated statement of profit and loss’ on pages 76 and 77 prepared in accordance with UK GAAP. Statutory results include these non-recurring items.

Share statistics

Earnings per Share (p)	66.2	50.3	67.7	50.3	39.9
Dividends per GlaxoSmithKline share (p):
GlaxoSmithKline shareholder	40.0	39.0
Glaxo Wellcome shareholder			38.0	37.0	36.0
SmithKline Beecham shareholder			29.66	26.69	24.02
Dividends per GlaxoSmithKline ADS ($):
GlaxoSmithKline shareholder	1.24	1.11
Glaxo Wellcome shareholder			1.10	1.14	1.19
SmithKline Beecham shareholder			0.87	0.86	0.81

Dividends are expressed in terms of a GlaxoSmithKline share/ADS. On the merger between Glaxo Wellcome and SmithKline Beecham on 27th December 2000, shareholders and ADR holders received shares in GlaxoSmithKline in the following ratios:

     for 1 Glaxo Wellcome share – 1 GlaxoSmithKline share
     for 1 SmithKline Beecham share – 0.4552 GlaxoSmithKline shares for 1 Glaxo Wellcome ADS – 1 GlaxoSmithKline ADS
     for 1 SmithKline Beecham ADS – 1.138 GlaxoSmithKline ADSs

1 GlaxoSmithKline ADS represents 2 GlaxoSmithKline shares.

Back to Contents

150	GlaxoSmithKline Financial record

Net assets	2002 £m	2001 (restated) £m	2000 (restated) £m	1999 (restated) £m	1998 (restated) £m

Fixed assets	11,578	11,920	10,322	9,292	9,095
Other assets and liabilities	(1,855)	(1,567)	(877)	(401)	(1,107)

Net operating assets	9,723	10,353	9,445	8,891	7,988
Net debt	(2,335)	(2,101)	(611)	(2,357)	(2,717)

	7,388	8,252	8,834	6,534	5,271

Capital employed

Share capital and share premium	1,730	1,713	1,586	1,549	1,542
Other reserves	4,851	5,677	6,004	3,842	2,616

Equity shareholders’ funds	6,581	7,390	7,590	5,391	4,158
Minority interests	807	862	1,244	1,143	1,113

	7,388	8,252	8,834	6,534	5,271

Capital expenditure (tangible fixed assets)	1,027	1,113	1,018	1,141	1,037

Number of employees

USA	23,527	23,613	22,745	21,272	32,565
Europe	46,028	46,508	45,929	47,767	45,408
International:
Asia Pacific	19,512	20,749	21,689	21,831	21,643
Japan	2,952	2,985	3,165	3,191	3,402
Latin America	6,876	7,800	7,704	8,286	7,702
Middle East, Africa	3,750	3,959	4,502	4,754	4,547
Canada	1,854	1,856	1,783	1,940	1,554

Total International	34,944	37,349	38,843	40,002	38,848

	104,499	107,470	107,517	109,041	116,821

Manufacturing	35,503	36,849	35,681	37,420	44,780
Selling	43,994	44,499	43,325	41,775	41,095
Administration	10,378	11,081	11,980	12,767	15,064
Research and development	14,624	15,041	16,531	17,079	15,882

	104,499	107,470	107,517	109,041	116,821

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GlaxoSmithKline on a contract basis.

Back to Contents

GlaxoSmithKline	151

Investor information

This section discusses shareholder return – the return to shareholders in the form of dividends and share price movements – and provides other information for shareholders.

152	Shareholder return
153	Shareholder information
154	Share capital
156	Taxation information for shareholders

Back to Contents

152	GlaxoSmithKline

Shareholder return

Merger of Glaxo Wellcome and SmithKline Beecham

The merger was implemented by way of a scheme of arrangement and became effective on 27th December 2000. A new holding company, GlaxoSmithKline plc, acquired Glaxo Wellcome and SmithKline Beecham. In accordance with the agreed merger terms, shareholders of Glaxo Wellcome and SmithKline Beecham received, in exchange for their existing shares, shares in GlaxoSmithKline as follows:

for each Glaxo Wellcome ordinary share – 1 GlaxoSmithKline ordinary share for each SmithKline Beecham ordinary share – 0.4552 GlaxoSmithKline ordinary shares.

In the case of shares held as American Depositary Shares (ADSs), holders of Glaxo Wellcome ADRs and holders of SmithKline Beecham ADRs received:

for each Glaxo Wellcome ADS – 1 GlaxoSmithKline ADS
for each SmithKline Beecham ADS – 1.138 GlaxoSmithKline ADSs

GlaxoSmithKline shares commenced trading on the London Stock Exchange and GlaxoSmithKline ADSs commenced trading on the New York Stock Exchange on 27th December 2000.

Taxation
General information concerning the UK and US tax effects of share ownership is set out in ‘Taxation information for shareholders’.

Share price

	2002	2001			2000

	(£)	(£)	GSK (£)	GW (£)	SB (£)

At 1st January	17.23	18.90	–	17.50	7.90
High during the year	17.80	20.32	–	21.10	9.55
Low during the year	10.57	16.26	–	14.40	6.71
At 26th December	–	–	–	18.42	8.33
At 31st December	11.92	17.23	18.90	–	–

(Decrease)/increase	(31)%	(9)%		5%	5%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List.

The company’s share price declined by 31 per cent in 2002 from a price of £17.23 at 1st January 2002 to £11.92 at 31st December 2002. This compares with a decrease in the FTSE 100 index of 24 per cent during the year. In the two years since the merger, the share price has declined by 37 per cent from £18.90 at 1st January 2001 which is in line with a similar decrease in the FTSE 100 index over the same period.

Market capitalisation
The market capitalisation of GlaxoSmithKline at 31st December 2002 was £72 billion. At that date GlaxoSmithKline was the third largest company by market capitalisation on the FTSE index.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010
The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Dividends
GlaxoSmithKline pays dividends quarterly. At present, it is expected that there will be a level dividend for each of the first three quarters, with a higher dividend in the fourth quarter. Each quarter’s dividend is announced at the time of the quarterly Results Announcement.

The Board declared dividends for 2002 as follows:

	2002	2001
Dividends per share	pence	pence

First interim – paid 4th July 2002	9	9
Second interim – paid 3rd October 2002	9	9
Third interim – paid 3rd January 2003	9	9
Fourth interim – payable 17th April 2003	13	12

Total	40	39

Dividends (ADSs)
As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits on dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK ($)	GW ($)	SB ($)

2002	1.24	–	–
2001	1.11	–	–
2000	–	1.10	0.87
1999	–	1.14	0.86
1998	–	1.19	0.81

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend calendar

Fourth quarter 2002

Ex-dividend date	19th February 2003
Record date	21st February 2003
Payable	17th April 2003

First quarter 2003

Ex-dividend date	7th May 2003
Record date	9th May 2003
Payable	3rd July 2003

Second quarter 2003

Ex-dividend date	30th July 2003
Record date	1st August 2003
Payable	2nd October 2003

Third quarter 2003

Ex-dividend date	29th October 2003
Record date	31st October 2003
Payable	6th January 2004

Back to Contents

GlaxoSmithKline	153

Shareholder information

Ordinary shares

The company‘s shares are listed on the London Stock Exchange.

Registrar
The company‘s share register is administered by Lloyds TSB Registrars, who also provide the following services:

•   GlaxoSmithKline Investment Plan
The plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company‘s ordinary shares using a special dealing arrangement.

•   GlaxoSmithKline Individual Savings Account
The GlaxoSmithKline Individual Savings Account (ISA) is a tax-efficient way to invest in the company‘s ordinary shares.

•   GlaxoSmithKline Corporate Sponsored Nominee
The corporate sponsored nominee provides a facility for shareholders to hold shares without the need for share certificates. Shareholders' details will not be held on the main share register, and so will remain confidential.

•   Shareview service
The shareview portfolio service provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk.

Share dealing facility
NatWest Stockbrokers Limited offers a share-dealing service on behalf of the company to shareholders wishing to buy or sell the company‘s shares.

Share price information
Share price information is available on the company‘s website at www.gsk.com. Information is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

American Depositary Shares

The company‘s shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York, who also provide the following service:

•   Global BuyDIRECT
Global BuyDIRECT is a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Publications
This year GlaxoSmithKline has again produced a separate report covering the Group’s contribution to society. The 2002 Corporate and Social Responsibility Report covers the issues that are of primary interest to stakeholders, including the contribution to society, business ethics and integrity, access to medicines, R&D, community investment, the environment and health and safety. The report is available from the Secretariat at the company’s head office and the website at www.gsk.com.

Annual General Meeting 2003

The Queen Elizabeth II Conference Centre, 19th May 2003 Broad Sanctuary, Westminster, London SW1P 3EE

The Annual General Meeting is the company‘s principal forum for communication with private shareholders. In addition to the formal resolutions to be put to the meeting, there will be a presentation by the Chief Executive Officer on the performance of the business and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board's committees will take questions on matters relating to those committees.

Investors holding shares in the company through a nominee service should arrange with that nominee service to be appointed as a corporate representative or proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York which will enable them to attend the meeting and vote on the business to be transacted. ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted by completing and returning the voting card provided by The Bank of New York in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2003

Announcement of 1st Quarter Results	30th April 2003

Announcement of 2nd Quarter Results	23rd July 2003

Announcement of 3rd Quarter Results	22nd October 2003

Preliminary Announcement of Annual Results	12th February 2004
Publication of Annual Report/Review	March 2004

Results Announcements
The Results Announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the website and are filed in the USA with the Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the GlaxoSmithKline website.

The Annual Review is sent to all shareholders on the date of publication. Shareholders may elect to receive also the Report by writing to the company’s registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on the company‘s website. Printed copies can be obtained from the registrar in the UK and from the Customer Response Center in the USA.

Back to Contents

154	GlaxoSmithKline

Share capital

Nature of trading market

The Ordinary Shares of the company were listed on the London Stock Exchange on 27th December 2000. The shares were also listed on the New York Stock Exchange (in the form of American Depositary Shares ‘ADSs’) from the same date.

The following table sets out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, as derived from its Daily Official List, and the high and low last reported sales prices in US dollars for the ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape.

Information relating to the share and ADS prices for Glaxo Wellcome and SmithKline Beecham prior to the date of the merger is also given below.

GlaxoSmithKline	Pence per share

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2003*	1242	1038
February 2003	1177	1088
January 2003	1242	1038
December 2002	1203	1120
November 2002	1265	1194
October 2002	1390	1212
September 2002	1283	1139
Quarter ended 31st December 2002	1390	1120
Quarter ended 30th September 2002	1400	1057
Quarter ended 30th June 2002	1694	1321
Quarter ended 31st March 2002	1780	1623
Quarter ended 31st December 2001	1955	1685
Quarter ended 30th September 2001	2032	1626
Quarter ended 30th June 2001	2012	1740
Quarter ended 31st March 2001	1965	1690
27th to 31st December 2000	1920	1890

	US dollars per ADS

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2003*	39.93	34.44
February 2003	38.52	34.76
January 2003	39.93	34.44
December 2002	37.80	35.92
November 2002	39.97	37.65
October 2002	43.09	37.68
September 2002	39.22	35.18
Quarter ended 31st December 2002	43.09	35.92
Quarter ended 30th September 2002	42.38	32.86
Quarter ended 30th June 2002	49.18	38.54
Quarter ended 31st March 2002	50.87	46.39
Quarter ended 31st December 2001	57.09	48.68
Quarter ended 30th September 2001	58.00	48.40
Quarter ended 30th June 2001	57.10	49.80
Quarter ended 31st March 2001	56.95	47.15
27th to 31st December 2000	56 13/16	55 3/8

*to 3rd March 2003
Glaxo Wellcome	Pence per share

Fiscal periods to 26th December 2000	High		Low

2000	2110		1440
1999	2288		1507
1998	2073		1465

	US dollars per ADS

Fiscal periods to 26th December 2000	High		Low

2000	63	3/4	46
1999	76	3/16	48	1/16
1998	69	1/2	48	1/8

SmithKline Beecham	Pence per share

Fiscal periods to 26th December 2000	High		Low

2000	955		671
1999	929		688
1998	844		571

	US dollars per ADS

Fiscal periods to 26th December 2000	High		Low

2000	71	15/16	52	1/2
1999	76	3/8	56	1/16
1998	71	7/8	48	1/16

Back to Contents

Share capital GlaxoSmithKline	155

Analysis of shareholdings

	Number of	% of total	% of total	Number of
Analysis of shareholdings at 31st December 2002:	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	175,952	69.8	1.1	64,763,266
1,001 to 5,000	57,887	23.0	2.1	125,349,601
5,001 to 100,000	16,231	6.5	4.1	250,388,993
100,001 to 1,000,000	1,370	0.5	7.2	433,591,515
Over 1,000,000	503	0.2	85.5	5,150,172,970

Totals	251,943	100.0	100.0	6,024,266,345

Held by
Nominee companies	66,402	26.4	84.9	5,113,657,689
Investment and trust companies	374	0.1	0.2	10,383,896
Insurance companies	39	–	0.9	52,529,770
Individuals and other corporate bodies	185,127	73.5	5.0	301,540,855
BNY (Nominees) Limited	1	–	9.0	546,154,135

Totals	251,943	100.0	100.0	6,024,266,345

The Bank of New York’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 3rd March 2003, the number of holders of record of shares in the USA was 1,178 with holdings of 1,845,570 shares, and the number of registered holders of the ADRs was 49,956 with holdings of 272,882,770 ADRs. Certain of these shares and ADRs were held by brokers or other nominees, as a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Substantial shareholdings

At 3rd March 2003, the company had received notification of the following interest of three per cent or more in its shares:

•	BNY (Nominees) Limited holds 545,773,383 shares representing 9.07 per cent. These shares are held on behalf of holders of American Depositary Receipts, which evidence American Depositary Shares

•	Legal & General Investment Management Limited holds 186,857,268 shares representing 3.1 per cent

•	Barclays plc holds 180,980,055 shares representing 3.0 per cent.

As far as is known to the company, no other person was the owner of three per cent or more of the shares of the company.

Directors and Officers

The interests of the Directors and Officers of the company (as defined in the Companies Act 1985) in share options of the company are given in the ‘Remuneration report’ (pages 39 to 50).

Exchange controls and other limitations affecting security holders

There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. There are no limitations relating only to non-residents of the UK under English law or the company’s Memorandum and Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Back to Contents

156	GlaxoSmithKline

Taxation information for shareholders

Information for shareholders

A summary of the principal tax consequences for holders of shares and ADRs who are citizens or residents of the United Kingdom or the United States is set out below. It is not a complete analysis of all the possible tax consequences of purchase or ownership of these securities.

Shareholders who are subject to special rules or who are in any doubt about their taxation position should consult their own professional advisors.

The new UK/US Income Tax Convention was signed on 24th July 2001. However no date has yet been set for ratification. The statements regarding the United Kingdom and the United States tax laws and practices set out below are based on those laws and practices in force on the date of this report.

US holders of ADRs generally will be treated as the owners of the underlying shares for the purposes of the current United States/United Kingdom double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

The following analysis deals with dividends paid after 6th April 1999. Advance Corporation Tax (ACT) was abolished for dividends paid on or after that date.

UK shareholders

Taxation of dividends
From 6th April 1999, the rate of tax credits was reduced to one ninth. As a result of compensating reductions in the rate of tax on dividend income, there is no increase in the tax borne by UK resident individual shareholders. Tax credits are, however, no longer repayable to shareholders with a tax liability of less than the associated tax credit.

Taxation of capital gains
UK shareholders may be liable for UK tax on gains on the disposal of shares or ADRs. They may also be entitled to indexation relief and taper relief on such sales. Indexation relief is calculated on the market value of shares at 31st March 1982 and on the cost of any subsequent purchases from the date of such purchase. Indexation relief for individual shareholders ceased on 5th April 1998. Taper relief is available to individual shareholders who hold or are deemed to hold shares for at least three years before they are sold.

Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of shares or ADRs. This tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value. Exceptionally, such a gift or other disposal is subject to both UK inheritance tax and US estate or gift tax. The Estate and Gift Tax Convention would generally provide for tax paid in the United States to be credited against tax payable in the United Kingdom.

Stamp duty
UK stamp duty or, as the case may be, stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5 per cent of the purchase price. There is a minimum charge of £5 where a stamp duty liability arises.

US shareholders

The following is a summary of certain United Kingdom taxation and United States federal income tax considerations that may be relevant to a US holder of shares or ADRs. This summary only applies to a shareholder that holds shares or ADRs as capital assets, is a citizen or resident of the United States or a domestic corporation or that is otherwise subject to United States federal income taxation on a net income basis in respect of the shares or ADRs, and is not resident in the United Kingdom for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the United Kingdom through a branch or agency.

Taxation of dividends
The gross amount of dividends received (including amounts in respect of associated tax credit and UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US Dollars; dividends on shares are payable in pounds Sterling. Dividends paid in pounds Sterling will be included in income in the US Dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. If holders qualify for benefits under the current income tax convention between the United States and the United Kingdom, they may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of cash dividends that they receive on the shares, so long as they make an election to include in their income, as an additional notional dividend, an amount equal to the tax credit. Each holder’s own tax position will determine whether effective use can be made of special US foreign tax credits against the US tax liability.

From 6th April 1999, the rate of tax credits was reduced to one ninth and ACT was abolished. Consequently, claims for refunds of tax credits on dividends paid on or after this date are now of negligible benefit to US shareholders.

Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADRs.

Estate and gift taxes
Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty
UK stamp duty or, as the case may be, SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the ADR custodian or depository at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that the instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5 per cent of the consideration for the transfer. Any sale of the underlying shares would result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5 per cent. There is a minimum charge of £5 where a stamp duty liability arises.

Back to Contents

GlaxoSmithKline	157

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	71
D	Risk factors	64-65

4	Information on the company
A	History and development of the company	06
B	Business overview
	Products	07-09
	Competition	10-11
	Regulation	11-12
	Marketing and distribution	13
	Manufacture and supply	13-14
	Research and development	14-22
	Intellectual property	23
	Information technology	24
	Environment, health and safety	26
	Access to medicines in the developing world	27
	Global community partnerships	27-29
C	Organisational structure	139-141
D	Property, plant and equipment	25
	Environmental responsibility	26
	Note 6 – Segment information	86-88
	Note 17 – Tangible fixed assets	96

5	Operating and financial review and prospects
A	Operating results
	2002 and 2001	53-65
	2001 and 2000	66-70
	Under US accounting principles	72
B	Liquidity and capital resources	60-65
C	Research and development, patents and licenses, etc.	14-22,52
D	Trend information	52

6	Directors, senior management and employees
A	Directors and senior management	32-33
B	Compensation
	Remuneration report	39-50
C	Board practices
	Corporate governance	34-38
D	Employees
	GlaxoSmithKline people	24-25
	Note 33 – Employee costs	114-118
	Financial record	142-150
E	Share ownership
	GlaxoSmithKline people	24-25
	Note 34 – Employee share schemes	118-121
	Share options	48
	Incentive plans	49
	Directors’ interests	47,50

7	Major shareholders and related party transactions
A	Major shareholders	155
B	Related party transactions	38,121

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18
	Legal proceedings	103-107
B	Significant changes	n/a

9	The offer and listing
A	Share price history	154
C	Markets	154

10	Additional information
B	Memorandum and Articles of Association	Footnote (i)
C	Material contracts	n/a
D	Exchange controls	155
E	Taxation	156
H	Documents on display	38

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	62-63
	Note 32 – Financial instruments and related disclosures	110-113

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	35-38

16	Reserved

17	Financial statements	n/a

18	Financial statements
	Directors’ statements of responsibility	74
	Independent auditors’ report	75
	Consolidated statement of profit and loss	76-77
	Consolidated statement of total recognised gains and losses	76-77
	Consolidated statement of cash flow	78-79
	Consolidated balance sheet	80
	Reconciliation of movements in equity shareholders’ funds	80
	Company balance sheet	81
	Notes to the financial statements	82-141

19	Exhibits

Footnote (i)
Information responsive to this item is incorporated by reference to ‘Memorandum and Articles of Association of GlaxoSmithKline’ at pages 35–36 of the Group’s Annual Report on Form 20-F for the year ended 31st December 2000.

Back to Contents

158	GlaxoSmithKline

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two ordinary shares.

American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Creditors	Accounts payable.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Debtors	Accounts receivable.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’ .

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Dividend cover	Profit attributable to shareholders/net income divided by dividends payable to shareholders.

Earnings per share	Basic income per share.

Employee Share Ownership Trusts	Trusts established by the Group to satisfy share based employee incentive plans.

Equity shareholders’ funds	The aggregation of shares and reserves owned by shareholders. The US equivalent is shareholders’ equity.

Finance lease	Capital lease.

Free cash flow	Cash resources available for payment of dividends to shareholders and for acquisitions.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of shareholders’ funds net debt and minority interests.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.

Interest cover	The number of times profit before interest exceeds net interest payable.

Interest payable	Interest expense.

Interest receivable	Interest income.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit and loss account reserve	Retained earnings.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	Shares outstanding.

Statement of total recognised gains and losses	Statement of comprehensive income.

Stocks	Inventories.

Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Tangible fixed assets	Property, plant and equipment.

Turnover	Revenue.

Back to Contents

GlaxoSmithKline	159

Index

page

A
Access to healthcare	27
Accountability, audit and internal control	35
Accounting policies	59,83-85
Accounting standards	65,72,82-85,124
Acquisitions and disposals	78,79,108,124
ADR programme administrator	153, inside back cover
American Depositary Shares	5,152,153,155
Animals and research	22
Annual General Meeting	34,35,40,153
Antitrust	37,106
Anti-bacterials	7,8,10,54-56,66-69, 82,144-148
Anti-virals	7,8,10,15,54-56,66-69, 82,144-148
Associates	5,58-61,70,79,83, 84,91,93,134
Audit Committee	34-38,74
Auditors, independent	4,34-38,75

B
Balance sheet	71,80-85,99,101,110, 118,122, 123,125,129
Block Drug	58,69,70,88,89,93, 95,98,108, 109,122
Board and Executive	34
Board committees	32,34
Business and the Community	26
Business performance	2-4,41,42,51,52,57-59,64, 66,69-70,82, 85,92, 93,142,149
Business segments	6,86-88,132,134,135, 139-141,148

C
Capital employed	80,149,150
Capital expenditure	61,78,79,124,150
Cardiovascular	7-9,15
Cash flow	51,59-63,78-85,95,96,123,124,128-132
Cautionary statement	2
Central nervous system (CNS)	7,8,10,54-56,66-68, 144-148
Centres of Excellence for Drug Discovery (CEDD)	20,21
Chairman and Chief Executive Officer’s statement	3,4
Charitable donations	27-29
Chlorofluorocarbons (CFCs)	17-19
Combined Code	37,40,74
Commitments	22,25,60,61,84, 100,125
Community investment	26-29
Competition	10,11,13,54-57, 64,68,69
Consumer Healthcare
business sector/segment	6,86-88,132,134, 135,148
competition	11,57,69
manufacturing and supply	13
marketing and distribution	14
products	9
sales	52,57,69,86,134, 135,142,148
research and development	22
regulation	12
trade marks	23
Constant exchange rate (CER)	2,9,51,55-59,64, 67,142-148
Contact details	inside back cover
Contaminated land	65
Contingent liabilities	60,61,98,125
Control of company	155
Corporate Administration & Transactions Committee	34
page

Corporate Executive Team	25,33,34,36,40,42, 44,46,50,121
Corporate governance	4,34-38,74
Corporate Social Responsibility Committee	34
Critical accounting policies	59
Cross reference to Form 20-F	157

D
Derivative financial instruments	62,63,85,111-113,123,124,126-129
Dermatologicals	9
Description of business	6-29,82
Dialogue with shareholders	34
Direct-to-consumer advertising	13
Directors and senior management	32-33,45,48,50,119,120
Director’s
interests	47,49,50
interests in contracts	50
remuneration	39-50
report	2-72
responsibility	74
share options	41,42,48,155
share ownership guidelines	42
terms and conditions	43-45
Diversity	25
Divested businesses	88
Divested products	66,67,69,148
Dividends	2,45-49,60-62,71,72, 76,78-82,86,93,94,97,101,102,124-129,134, 149,152,153,155

E
Earnings per share	2,42,52,58,59,64,66, 70-72,76,91,93, 119,133,142,149
Employees
costs	90,114-118
diversity	25
involvement	29
numbers	114,150
performance and reward	24
share schemes	118-121
development	25
Employee Share Ownership Trusts (ESOTs)	60,61,63,72,83,84,93, 96,110,118-121,123,129
Environment, health and safety	26,37,83,98,107,153
Equity risk management	63
Exchange controls	155
Exchange rates	2,5,51,55,56,62,64-66,71,85,110,124,152
External suppliers	14

F
Fair values	63,72,84,108-113,116, 117,123,124, 128-133, 137-138
Financial Results Committee	34
Financial assets and liabilities	63,110,111
Financial instruments	62,63,85,100,110-113
Financial period	82,150
Financial position	60,137
Financial record
5 year record	148-150
quarterly trend	142-147
Financial reporting calendar	153
Financial Reporting Standards (FRS)	2,52,58-60,63, 70,71,76,80,82,85,92,101,116-118,124,129
Financial statements	73-141
Financial summary	2
Financial trends and ratios	52
Fixed asset investments	96,97,123
Foreign exchange risk management	63,110
page

Forward-looking statements	2,64,65

G
Gearing	52
Global community partnerships	4,27-29
Global Supply Network	14
Glossary of terms	158
Going concern basis	37,74
Goodwill	60,70-72,78,80,82-84,88,90,95,96,102,108,109,122, 125,126,128-133
Governmental investigations	65,103,106,107
Group companies	139-141

H
Healthcare Services	58,88,148
Hedging	63,83,85,110,111,113,123
History and development of the company	6
HIV and AIDS	3,4,7,8,10,15,17-19,21,22,27-29,54-56, 66-69,144-147

I
Impairment of assets	59,72,78,84,95-98,122,124,
126,128-130,132
Independent Auditors	4,34-38,75
Information technology	24,37,65
In-licensing	14,15,18,21,22,57
Intangible assets	59-61,71,72,78-80,84, 90,95,100,
122,125-133,137
Intellectual property	4,10,11,22,23,37,65, 89,103
Interest cover	52
Interest rate risk management	63,110
Internal control	34,35
Investments	57,60-63,69-72,76,78-80, 84,85,87,89,96-99,102,110-112, 115,121,123-130,137
Investor information	151-156

J
Joint ventures and associates	5,58-61,70,79,83,84,86,87, 90,91,93,96,134

L
Leases	78,79,84,90,96,99,100,113
Legal proceedings	23,37,64,65,103-107
Liquid investments	60,79,80,87,99,110-112,123, 124,126,128
Loans and overdrafts	80,90,99,110,111
Lymphatic Filariasis	4,28,29

M
Malaria	7,8,10,15,17,18,21,27-29
Manufacture and supply	6,13,14
Manufacturing and other restructuring	82,83,88-93,98,114, 122,123,130,133,149
Market capitalisation	40,64,152
Marketing and distribution	13
Maturity and counterparty risk	63
Memorandum and Articles of Association	155
Merger accounting adjustments	85
Metabolic and gastro-intestinal	7,8,10,15,20,21,53-56, 67,68,82,144-148

N
Net debt	52,58,60-64,78,79,87, 99,100,111,150
Net interest payable	52,58,63,70,76,86, 87,90,142,149
New products	4,19-21,53,62,64-66, 69
Nominations Committee	34,40
Non-Executive Directors	32,34,40,45-47
Noon buying rate	71
Nutritional healthcare	6,9,11,13,14,22,57,69,86,148

Back to Contents

160	GlaxoSmithKline

page

O
Oncology and emesis	7-9,16,21,55,56,67-69, 82,144-148
Operating and financial review and prospects	51-72
Oral care	6,9,13,14,22,57,69,86,148
Other operating income/(expense)	57,58,69,70,76,89,126,142
Outlook	53,64
Over-the-counter (OTC) medicines	6,9,11,13,57,69,82,86,148

P
Patents	3,4,10-13,23,54,64, 65,84,95,103-107,130
Payment policies	62
Pension and other post-retirement benefits	43-45,50,59,60,72,78, 84,92,97,98,114-118,123, 126,128-133,136,137
Pharmaceuticals
approvals and submissions	11,12,19
business sector	6,86-88,132,134,135,148
competition	10
manufacturing and supply	13,14
marketing and distribution	13
products	7-14,19,53,54,58,64
sales	8,10,13,37,52-56,64-69,86,142-148
research and development	10,14-22,25,37,52,57,58, 62,69,76,82,83,114,126, 130,136,142,150
regulation	11-12
patents and trade marks	5,23
Pipeline	14-17
Presentation of financial statements	82
Price controls	12,64
Profit and loss account	2,52,57,59,69,71,76-77, 80-85,92,102,113,117,118, 122,123,142,149
Property, plant and equipment	25,125
Provisions for liabilities and charges	60,61,80,90

R
Reconciliation of equity of movements in equity shareholders’ funds	80,82
Registrar	153
Regulation	11,12
Remuneration Committee	34,40
Remuneration report	39-50
Report of the Directors	2-72
Research collaborations	21,110
Research and development
accounting policy	83
animals and research	22
Consumer Healthcare	22
diseases of the developing world	21,27
expenditure	52,57,58,69,76,126,142
Pharmaceuticals	14-22
pipeline	14-17
Respiratory	7-10,15,17,20-22,53-57,66,67,82,144-148
Return on capital employed	149
Revenue – accounting policy	83
Risk factors	64,65
Risk Oversight and Compliance Council (ROCC)	36
page

S
Sales
Consumer Healthcare	52,57,69,86,134,135, 142,148
Pharmaceuticals	8,10,13,37,52-56, 64-66,68,69,86,142-148
SB Clinical laboratories	107,108
Segment information	6,86-88,132,134, 135,139-141,148
Selected financial data	71
Senior management – compensation and interests	50
Share buy-back	35,58,59,62,82,101, 102
Share capital	35,50,79-81,101, 125,128,150,154
Share premium	80,81,85,101,150
Share price	46,48,49,53,152-154
Share purchases	62,63
Share statistics	149
Shareholder information	153
Shareholder return	42,119,120,152
Shareholders’ funds	60,80,82
Shareholdings – analysis	155
Statement of total recognised gains and losses	76,77

T
Taxation	58-61,70,76,78,81,83, 85-89,91,92,97, 98,124,126,129, 130,133,134,142
Taxation information for shareholders	156
Tax rate	52,58,65,70,85,91,130
Trade marks	5,23
Treasury operations	37,62,85
Treasury policies	62,63
Tuberculosis	27

U
UK segment	88
US GAAP – reconciliation to US accounting principles	122-138
consolidated balance sheet	125
consolidated income statement	126,127
comprehensive income and
changes in shareholders’ equity	126,127
consolidated statement of cash flows	124,128
earnings per share/ADS	133
material differences between UK and US GAAP	122-124
post-retirement benefits	123,136-138
purchase accounting	130,131
results under US accounting principles	72
segment information	134,135
selected financial data	71
taxation	133
page

V
Vaccines	6-8,10,11,14,17,21, 22,27,54-56,67-69, 82,86,105,144-148

W
World economy	53
World market	53

Back to Contents

Contact details

INTERNET

Information for investors and about the company is available on GlaxoSmithKline’s corporate website at www.gsk.com

HEAD OFFICE AND REGISTERED OFFICE

GlaxoSmithKline plc
980 Great West Road
Brentford Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

UNITED KINGDOM

Investor relations
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557 / 5558
Fax: +44 (0)20 8047 7807

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
www.shareview.co.uk

General enquiries, Annual Report orderline and
Corporate Nominee service
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

Shareholder Investment Plans
Dividend re-investment enquiries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)1903 604 516 outside the UK

UNITED STATES OF AMERICA

Investor relations
One Franklin Plaza
PO Box 7929
Philadelphia
PA 19101
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 7003 outside the USA Fax: +1 215 751 3233

ADR programme administrator
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
Tel: +1 610 312 5315 outside the USA

Customer response center
Tel: 1 888 825 5249 toll free

Monthly Savings Plan enquiries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3746 outside the UK

ISA enquiries
Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 604 594 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

Corporate share dealing facility
NatWest Stockbrokers
Corporate & Employee Service
55 Mansell Street
London E1 8AN
Tel: 0870 600 3080 inside the UK
Tel: +44 (0)20 7895 5923 outside the UK

email: contactces@natwest.com quoting ‘GSK Shareholders Service’

Printed by St. Ives Westerham Press in the UK. The paper used in the production of this document is made from pulp harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

Back to Contents

www.gsk.com

Back to Contents

Form of Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, Dr. Jean-Pierre Garnier, certify that:

1.	I have reviewed this annual report on Form 20-F of GlaxoSmithKline plc;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)       designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)       evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)       all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003	/s/ Dr. Jean-Pierre Garnier Dr. Jean-Pierre Garnier Chief Executive Officer

Back to Contents

Form of Certification Required
by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, John Coombe, certify that:

1.	I have reviewed this annual report on Form 20-F of GlaxoSmithKline plc;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)       designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)       evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)       all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 28, 2003	/s/John Coombe John Coombe Chief Financial Officer

Back to Contents

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

       Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of GlaxoSmithKline plc, a public limited company incorporated under English law (the “Company”), does hereby certify, to such officer’s knowledge, that:

       The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 28, 2003	/s/ Dr. Jean-Pierre Garnier Dr. Jean-Pierre Garnier Chief Executive Officer

Dated: March 28, 2003	/s/ John Coombe John Coombe Chief Financial Officer

       The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as a separate disclosure document.

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GlaxoSmithKline plc

March 28, 2003	By:	/s/ John Coombe John Coombe Chief Financial Officer

Back to Contents

Item 19 Exhibits

Exhibit Index

Exhibit No.	Description

1	Memorandum and Articles of Association of Registrant as at 28th March 2003.

10.1	Consent of PricewaterhouseCoopers LLP.