Form 20-F
period 2003-12-31
GLAXOSMITHKLINE PLC
filed 2004-03-26
CIK 1131399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2003

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

Item 17             Item 18

GlaxoSmithKline

Do more, feel better, live longer

Improving performance every day

ANNUAL REPORT 2003

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

This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2003, prepared in accordance with United Kingdom requirements.

A summary report on the year, the Annual Review 2003, intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. The Annual Review includes the joint statement by the Chairman and the Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report.

The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GlaxoSmithKline’s corporate website – at www.gsk.com.

Website
GlaxoSmithKline’s website, www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

Front cover
Living next to the Welsh coastline in the UK naturally drew young Jack Fraser to the sea and the chance to develop his surfing skills. However, his asthma and symptoms such as tightness in his chest meant that he could not breathe properly and was reluctant to go outside. His mother, Catherine, heard about Seretide from a friend and eventually obtained a prescription for her son.

The result? Jack can be seen practising his surfing skills on a regular basis and has also developed a keen interest in golf.

Back to Contents

GlaxoSmithKline	01

GlaxoSmithKline plc Annual Report for the year ended 31st December 2003

Contents

Report of the Directors

	02	Financial summary
	03	Joint statement by the Chairman and the Chief Executive Officer
	05	Description of business
	33	Corporate governance
	43	Remuneration Report
	59	Operating and financial review and prospects

Financial statements

	86	Directors’ statements of responsibility
	87	Independent Auditors’ report
	88	Consolidated statement of profit and loss
	88	Consolidated statement of total recognised gains and losses
	90	Consolidated statement of cash flow
	92	Consolidated balance sheet
	92	Reconciliation of movements in equity shareholders’ funds
	93	Company balance sheet
	94	Notes to the financial statements

Investor information

	150	Financial record
	159	Shareholder return
	160	Shareholder information
	161	Share capital
	163	Taxation information for shareholders

	164	Glossary of terms
The Annual Report was approved by the Board
of Directors on 3rd March 2004 and published
on 26th March 2004.		Contact details

Back to Contents

02	GlaxoSmithKline

Financial summary

	2003		2002			Growth

Statutory results	£m		£m		CER%	£%

Turnover	21,441		21,212		5	1

Trading profit	6,525		5,662		21	15

Profit before taxation	6,329		5,506		21	15

Earnings/Net income	4,484		3,915		20	15

Basic earnings per share	77.2	p	66.2	p	23	17

Dividends per share	41.0	p	40.0	p

Merger, restructuring and disposal of subsidiaries

Trading profit	(395)		(1,032)

Profit before taxation	(390)		(1,011)

Earnings/Net income	(281)		(712)

Earnings per share	(4.9	)p	(12.1	)p

Business performance

Turnover	21,441		21,212		5	1

Trading profit	6,920		6,694		9	3

Profit before taxation	6,719		6,517		8	3

Adjusted earnings/Net income	4,765		4,627		8	3

Adjusted earnings per share	82.1	p	78.3	p	10	5

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

Merger and integration items represent those items that have arisen as a result of the merger of Glaxo Wellcome and SmithKline Beecham and the acquisition of Block Drug. Restructuring costs arise from the merger and acquisition and from manufacturing restructuring programmes that had already been agreed by Glaxo Wellcome and SmithKline Beecham before the date of the merger. These items by their nature are considered to be outside the normal business expenditure of GlaxoSmithKline and are not expected to occur on a regular basis. Statutory results which appear on pages 88 and 89 include these items. Other costs associated with restructuring activities that arise outside these specific restructuring programmes are not treated as exceptional items.

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into sterling. The currencies that most influence these translations are the US dollar, the Euro and the Japanese Yen. During 2003 average sterling exchange rates were stronger against the US dollar and the Japanese Yen by nine per cent and two per cent respectively, and weaker against the Euro by nine per cent compared with 2002.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Cautionary statement regarding forward-looking statements
The Group's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 74 to 76 of this Annual Report.

Back to Contents

GlaxoSmithKline	03

Joint statement by the Chairman and the Chief Executive Officer

Fundamentally, the pharmaceutical industry has a bright future. Ageing populations in the developed world and continuing un-met medical need in many diseases mean that demand for new and better pharmaceutical products will continue to grow strongly in the years ahead.

Our industry, however, also faces formidable challenges, some of which threaten the pharmaceutical industry’s traditional business model. Shareholders should be reassured that GlaxoSmithKline’s management understands these challenges and the company is making substantial progress in responding to them.

The industry is currently experiencing a decline in Research & Development productivity. GlaxoSmithKline has tackled this by radically redesigning its R&D organisation. The new structure, based on seven Centres of Excellence for Drug Discovery, is working well and we are developing more high quality compounds than ever before. In December, at our R&D Day, we were able to demonstrate the progress we have made in building an exceptionally strong product pipeline that will provide the fuel for future growth.

We are also seeing an increasingly aggressive generics industry which is eroding the period for which a medicine is patent protected – protection which is crucial to enabling the pharmaceutical industry to sustain its huge investment in R&D. GlaxoSmithKline will, of course, continue to defend its intellectual property vigorously. Meanwhile we are mitigating the impact of generic competition by introducing improved versions of established medicines and driving growth of our other key products. This has enabled GlaxoSmithKline to deliver very robust financial performance despite generic competition to some of our most important products over the last two years.

Pricing pressures also continue. In the USA, this has come from pressure to cut pharmaceutical prices for senior citizens and efforts to allow the unregulated import of lower priced drugs from abroad. GlaxoSmithKline has played a leading role in discussions with the US Government and others to address these issues, while ensuring patient safety is protected. We are pleased that the US Government has passed a Medicare prescription drug benefit which will bring much needed help to patients in purchasing their prescription drugs. In Europe the situation is more complex, with government healthcare budgets coming under increasing cost restraints. This means there is a continual squeeze on our returns, and an even greater need for us to continue demonstrating the value of our medicines.

Finally, in the developing world, there is the ongoing challenge to intellectual property rights and the belief that the pharmaceutical industry’s contribution to persistent health crises should include pricing medicines at or near cost. GlaxoSmithKline has led the way, pioneering the availability of preferentially priced medicines and vaccines. We believe we remain the only pharmaceutical company conducting research into the prevention and treatment of the World Health Organization’s three priority diseases of the developing world; HIV/AIDS, TB and malaria. We are pleased with the agreement reached by the World Trade Organization in August which allows countries unable to manufacture medicines to import generics under compulsory licences, but gives assurances that this will not be abused. Nevertheless, the external pressure to amend the TRIPS agreement, which protects intellectual property, remains strong.

This is not the place to debate the rights and wrongs of these challenges to the pharmaceutical industry’s traditional business model. It is the place for us to reassure shareholders that we have every aspect of that model under review in order to continue the development of medicines on a basis which reconciles our responsibility to society with a fair return to shareholders. We are determined to change with the times imaginatively, flexibly and effectively, and to fight for what we believe will best serve the long term interests of GlaxoSmithKline as one of the world’s leading producers of medicines.

Robust financial performance in 2003
During 2003, our business performance earnings per share grew 10 per cent, which was in line with the guidance we had issued. Trading profit rose nine per cent to £6.9 billion and we had an operating cash flow of £7.0 billion. We also raised the dividend to 41 pence.

Total pharmaceutical turnover grew five per cent to just over £18 billion, with US sales also up five per cent to £9.4 billion. This achievement confirms the underlying strength and resilience of our business, particularly given continued generic erosion during the year to sales of Augmentin and the introduction of generic competition to Paxil in September.

The Consumer Healthcare business also did well, making a trading profit of £603 million for the year, up 16 per cent.

2004 – a year of transition before returning to growth in 2005
2004 will be a particularly challenging year as we see the full impact of generic competition to Paxil and the introduction of generic Wellbutrin. Together, these products had US sales of £2.1 billion last year. For most companies, a threat to sales on this scale would be catastrophic. But we expect to be able to weather the impact well – partly because of our size, partly through the introduction of improved versions of these medicines and partly by driving growth of the other key products in our broad portfolio. In fact, we expect to be able to deliver 2004 earnings per share (EPS) at least in line with business performance EPS in 2003 (at constant exchange rates), before returning to growth in 2005. This will represent a solid achievement for GlaxoSmithKline. Many other pharmaceutical companies, which have faced a similar loss of sales as a result of generic competition, have seen their earnings fall significantly.

2004 will be a year of transition for GlaxoSmithKline. By the end of 2004 the company’s profile will be transformed. As well as having one of the most broadly-based product portfolios in the industry, from 2005 onwards we will also have one of the lowest exposures to patent expiries measured as a percentage of turnover. At the same time, we expect to see a big increase in the number of major new compounds entering Phase III trials from our promising pipeline.

Broad product portfolio drives growth
GlaxoSmithKline’s ability to continue delivering robust pharmaceuticals sales growth, despite these generic challenges, is primarily due to its exceptionally broad product portfolio of fast-growing, high-value products. GlaxoSmithKline is a global leader in several therapeutic areas including respiratory, anti-viral, central nervous system, diabetes and vaccines.

The bases for business performance results and CER growth rates are explained on page 2.

Back to Contents

04	GlaxoSmithKline Joint statement by the Chairman and the Chief Executive Officer

The company now has 10 major products (accounting for £7.6 billion of sales) growing in strong double digits. These include Seretide/Advair for asthma and chronic obstructive pulmonary disease (COPD), which grew 39 per cent during the year to £2.2 billion, and is now one of the top 10 pharmaceutical brands in the world. Our diabetes treatments Avandia/Avandamet also continue to perform well, with sales of £0.9 billion, up 24 per cent. Products like Valtrex for herpes and Lamictal for epilepsy are growing very strongly and are now approaching blockbuster status. Also both our vaccines and HIV/AIDS businesses have sales of over £1 billion.

New product launches in 2003 and 2004
Several new and important products were introduced in 2003. Highlights included US launches of Wellbutrin XL, a new and improved version of the anti-depressant, and Levitra for erectile dysfunction. Approval was received for Lexiva for HIV/AIDS, Advair for COPD and Lamictal for bi-polar disorder in the USA, and Avandamet for diabetes in Europe.

We plan to make several significant product launches and filings during 2004. These include: solifenacin for over-active bladder (developed with our partner Yamanouchi Pharmaceuticals Ltd of Japan); Avandaryl, a fixed-dose combination treatment which will further extend the Avandia family of treatments for type 2 diabetes; and Epivir plus Ziagen, the first once-daily combination HIV/AIDS treatment to be available in a single tablet.

Building a strong and diverse R&D pipeline
2003 provided the clearest evidence yet of our success in creating the most productive R&D organisation in the industry. At our R&D Day in December we demonstrated how our re-designed R&D operation is delivering a product pipeline of exceptional diversity, quality and quantity that will drive the future growth of the company.

We now have 148 projects in clinical development. These span a variety of therapeutic areas and encompass a number of pioneering approaches to treating patients, including exciting new compounds in the areas of oncology and cardio-vascular disease.

The 148 projects include 83 new chemical entities (NCEs), 45 product line extensions (PLEs) and 20 vaccines. 46 of the NCEs are now in clinical Phases II and III/registration and we expect to make a record number of filings over the next five years. As many as 20 of these compounds have the potential to reach blockbuster status.

Included in the many promising compounds highlighted in December were: ‘016, a first of its kind dual kinase inhibitor for the treatment of breast and lung cancer; Cervarix, a vaccine with the potential to prevent more than 70 per cent of cervical cancers; ‘162, a next-generation anti-depressant; Lp-PLA2 inhibitors which target a newly identified risk factor for heart disease; odiparcil, a novel anti-blood clotting treatment, and ‘381, the first dual action COX-2 inhibitor targeting both inflammatory and neuropathic pain. Building on our strong heritage in respiratory medicine, we are also developing a next-generation Seretide/Advair – a once-daily combination of a new long-acting corticosteroid, ’698, and a long-acting selective beta2 agonist, ’797, developed with Theravance Inc.

Corporate responsibility
Corporate responsibility has particular resonance for the pharmaceutical sector. Our business is creating medicines to treat and prevent disease – something that society needs and values.

At the same time, healthcare and the way it is delivered and funded provoke much debate. Our third Corporate Responsibility Report sets out the issues that we face in this area and explains how we are addressing them. Where possible, performance measures are included to show our progress.

Significant achievements this year include the progress we are making in our programmes for the developing world, such as our efforts to eliminate lymphatic filariasis (LF or elephantiasis), a debilitating disease affecting 120 million people. The World Health Organization target is to eliminate LF by 2020, by which time we expect to have donated six billion treatments of our medicine albendazole, worth around $1 billion. This is one of the pharmaceutical industry’s largest ever donation programmes.

We reduced the not-for-profit prices of our HIV treatments twice in 2003, taking the price of Combivir down from $1.70 to just 65 cents a day. However, much more needs to be done to tackle the enormous HIV/AIDS crisis. Real progress will only be made if responsibility is shared by all sectors of global society – governments, international agencies and companies such as GlaxoSmithKline.

We are very proud of our global community investment of £338 million, 5.3 per cent of the Group’s pre-tax profit. This included £125 million for the Group’s Patient Assistance Programs and other initiatives for low-income groups in the USA and £105 million of humanitarian product donations.

Governance
The Financial Reporting Council’s new Combined Code on Corporate Governance was published in 2003. The Board supports the New Code and has moved quickly to bring GlaxoSmithKline’s governance procedures substantially in line with the best practices that flow from the Code.

Acknowledgements
During the year there were a number of changes to the Board. The Board now benefits from the direct presence of Dr Tachi Yamada, who has great knowledge and experience in medical practice as well as the pharmaceutical industry. Three new Non-Executive Directors joined the Board during the year: Larry Culp, President of Danaher Corporation; Crispin Davis, Chief Executive of Reed Elsevier PLC; and Sir Robert Wilson, Chairman of BG Group plc. They each bring many years of experience and successful track records in different industries. Their undoubted skills further strengthen the Board.

Sir Roger Hurn and Paul Allaire left the Board in June. Dr Michèle Barzach, John McArthur and Donald McHenry will step down from the Board after the AGM in May. We express our appreciation to each of them for their contribution to the company and for their dedicated and effective service to the Board.

In conclusion, on behalf of the Board and the Corporate Executive Team, we thank you, our shareholders, for your continued support through this challenging time.

Sir Christopher Hogg	J P Garnier
Chairman	Chief Executive Officer

Back to Contents

GlaxoSmithKline      05

Description of business

The Description of business discusses the activities, the resources and the operating environment of the business and identifies developments and achievements in 2003, under the following headings:

The business
06	History and development of the company
06	GlaxoSmithKline strategy
07	Products

Operating environment
10	Competition
11	Regulation

Operating activities
13	Marketing and distribution
14	Manufacture and supply
15	Research and development

Operating resources
24	Intellectual property
25	Information technology
26	GlaxoSmithKline people
26	Property, plant and equipment

The business and society
27	Corporate responsibility
27	Responsibility for environment, health and safety
28	Access to healthcare in the developed world
28	Access to healthcare in the developing world
29	Global community investment

Discussion of the Group’s management structures and corporate governance procedures is set out in Corporate governance (pages 33 to 42).

The Remuneration Report gives details of the Group’s policies on Directors’ remuneration and the amounts earned by Directors and senior management in 2003 (pages 43 to 58).

Discussion of the Group’s operating and financial performance and financial resources is given in the Operating and financial review and prospects (pages 59 to 83).

In this report: ‘GlaxoSmithKline’ or the ‘Group’ means GlaxoSmithKline plc and its subsidiary undertakings and the ‘company’ means GlaxoSmithKline plc. ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p. An American Depositary Share (ADS) represents two GlaxoSmithKline shares.

Throughout this report, figures quoted for market size, market share and market growth rates relate to the 12 months ended 30th September 2003 (or later where available). These are GlaxoSmithKline estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GlaxoSmithKline and licensees.

Brand names appearing in italics throughout this report are trade marks of GlaxoSmithKline or associated companies, with the exception of Amaryl and Nicoderm, trade marks of Aventis , Baycol and Levitra, trade marks of Bayer, Bexxar, a trade mark of Corixa Corporation, Hepsera, a trade mark of Gilead Services, Micropump, a trade mark of Flamel Technologies, Natrecor, a trade mark of Scios, Navelbine, a trade mark of Pierre Fabre Médicament, and Pritor, a trade mark of Boehringer Ingelheim, all of which are used under licence by the Group.

Back to Contents

06      GlaxoSmithKline Description of business

The business

History and development of the company

GlaxoSmithKline plc, and its subsidiary and associated undertakings, constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

GlaxoSmithKline has its corporate head office in London at:

980 Great West Road
Brentford
Middlesex TW8 9GS
England
Tel: 020 8047 5000

GlaxoSmithKline also has operational headquarters in Philadelphia, and Research Triangle Park, USA, and operations in some 117 countries, with products sold in over 130 countries. The principal research and development (R&D) facilities are in the UK, the USA, Japan, Italy and Belgium. Products are currently manufactured in some 38 countries.

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

GlaxoSmithKline strategy

GlaxoSmithKline’s business goal is to become the indisputable leader in the pharmaceutical industry. Achieving this goal will require meeting the three key challenges that face both the industry and society as a whole:

•	improving productivity in research and development
•	ensuring patients have access to new medicines
•	reaching consumers beyond the traditional healthcare professional.

GlaxoSmithKline has developed strategies which focus on a number of key business drivers in order to meet these challenges.

Building a strong and diverse R&D pipeline
 The Group is aiming to create the most productive discovery pipeline in the industry for the benefit of patients, consumers and society. This includes developing a focused portfolio strategy to support the pipeline and manage the full life cycle of compounds from launch through to over-the-counter products. This strategy includes selective in-licensing and efficient execution of development, commercialisation and the supply chain processes.

GlaxoSmithKline’s R&D organisation measures productivity not just by the number and innovation of the products it creates, but also by the commercial value of the products and their ability to address the unmet needs of all consumers, including patients, healthcare professionals, budget holders and regulators, each with their own perspective on what constitutes a valuable new product. Further details are given on pages 15 to 23.

Product commercialisation
 GlaxoSmithKline links research and commercial operations closely in order to maximise the value of the portfolio. As compounds are being developed and tested, innovative marketing campaigns and powerful and focused sales efforts are being planned. Where appropriate within markets, the Group aims to build strong relationships with patients as the ultimate consumers of its medicines. Further details are given on page 13 and page 22.

Global competitor
 GlaxoSmithKline operates in an increasingly global environment where scale offers significant advantages. The Group leverages that scale by building interdependent businesses that share successful practices across business boundaries and geographic borders. Common approaches to management processes and business functions are used by an internationally diverse and talented management team in order to create and sustain competitive advantage in all markets. In addition, GlaxoSmithKline continues to demonstrate its commitment to corporate responsibility by helping to improve access to better medicines in the developing world. Further details are given on page 13 and pages 27 to 31.

Consumer Healthcare
 GlaxoSmithKline Consumer Healthcare recognises that a clear understanding of the needs and expectations of consumers is fundamental to the success of the business. The traditional method of communicating with customers is through television advertising, although newer channels, such as the internet, are gaining importance. Whichever method is chosen, the challenge is to make GlaxoSmithKline products stand out from the competition.

New products can come from many sources, but, importantly, Consumer Healthcare partners with the Pharmaceutical business to maximise the Group’s assets through opportunities for pharmaceutical products in the over-the-counter market.

People
 The single greatest source of competitive advantage of any company is its people. The Group’s ambition is to make it the place where great people apply their energy and passion to make a difference in the world. Their skills and intellect are key components in the successful implementation of the Group’s strategy. The work environment supports an informed, empowered and resilient workforce, in which the Group values and draws on the diverse knowledge, perspectives, experience, and styles of the global community. Further details are given on page 26.

Back to Contents

Description of business GlaxoSmithKline 07

Products – Pharmaceuticals
Therapeutic area	Trade mark	Compound	Mechanism	Indication (may vary by country)

Central nervous	Seroxat/Paxil	paroxetine	selective serotonin re-uptake	depression, panic, anxiety
system			inhibitor
	Wellbutrin	bupropion	noradrenaline re-uptake inhibitor	depression
	Imigran/Imitrex	sumatriptan	5HT1 agonist	migraine, cluster headache
	Naramig/Amerge	naratriptan	5HT1 agonist	migraine
	Lamictal	lamotrigine	sodium channel modulator	epilepsy, bipolar disorder
	Requip	ropinirole	dopamine D2/D3 agonist	parkinson’s disease
	Zyban	bupropion SR	noradrenaline re-uptake inhibitor	smoking addiction

Respiratory	Flixotide/Flovent	fluticasone propionate	inhaled anti-inflammatory	asthma, COPD
	Serevent	salmeterol xinafoate	bronchodilator	asthma, COPD
	Seretide/Advair	salmeterol and fluticasone	bronchodilator/anti-inflammatory	asthma, COPD
propionate
	Flixonase/Flonase	fluticasone propionate	intranasal anti-inflammatory	hayfever, perennial rhinitis
	Ventolin	salbutamol/albuterol	bronchodilator	bronchospasm
	Becotide/Beclovent	beclomethasone dipropionate	inhaled anti-inflammatory	asthma
	Beconase	beclomethasone dipropionate	intranasal anti-inflammatory	hayfever, perennial rhinitis

Anti-virals	Trizivir	lamivudine, zidovudine	reverse transcriptase inhibitor	HIV/AIDS
and abacavir
	Combivir/Biovir	lamivudine and zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Epivir/3TC	lamivudine	reverse transcriptase inhibitor	HIV/AIDS
	Retrovir/AZT	zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Ziagen	abacavir	reverse transcriptase inhibitor	HIV/AIDS
	Agenerase	amprenavir	protease inhibitor	HIV/AIDS
	Lexiva	fosamprenavir	protease inhibitor	HIV/AIDS
	Valtrex/Zelitrex	valaciclovir	DNA polymerase inhibitor	shingles, genital herpes
	Zovirax	aciclovir	DNA polymerase inhibitor	herpes infections, shingles,
chicken pox, cold sores
	Zeffix/Heptavir/	lamivudine	reverse transcriptase inhibitor	chronic hepatitis B infection
Heptodin/Epivir HBV

Anti-bacterials	Augmentin	amoxicillin/clavulanate	broad spectrum oral/injectable	bacterial infections
/anti-malarials			antibiotic
	Zinnat/Ceftin	cefuroxime axetil	oral antibiotic	bacterial infections
	Fortum/Fortaz	ceftazidime	injectable antibiotic	severe, life threatening infections
	Bactroban	mupirocin	topical antibiotic	skin infections
	Amoxil	amoxicillin	broad spectrum oral/injectable	bacterial infections
antibiotic
	Malarone	atovaquone/proguanil	electron transport inhibitor	treatment and prophylaxis of malaria
	Lapdap	chlorproguanil hydrochloride/	antifolate anti-malarial	treatment of malaria
dapsone

Metabolic	Avandia	rosiglitazone	PPAR-gamma agonist	type 2 diabetes
	Avandamet	rosiglitazone + metformin	PPAR-gamma agonist+	type 2 diabetes
		hydrochloride	antihyperglycemic agent
metformin

Vaccines	Havrix			hepatitis A
	Engerix-B			hepatitis B
	Twinrix			hepatitis A and B
	Infanrix			diphtheria, tetanus, acellular pertussis

Oncology	Zofran	ondansetron	5HT3 receptor antagonist	nausea and vomiting from cancer
and emesis				therapy
	Hycamtin	topotecan	topoisomerase 1 inhibitor	ovarian cancer, small cell lung cancer
	Navelbine	vinorelbine	cytotoxic	non-small cell lung cancer, breast
cancer
	Bexxar	iodine - 131 tositumomab	radioimmunotherapy	follicular non-Hodgkin’s lymphoma

Cardiovascular	Coreg	carvedilol	alpha/beta blocker	congestive heart failure
and urogenital	Lanoxin	digoxin	cardiac anti-arrhythmic	congestive heart failure,
cardiac arrhythmia
	Flolan	epoprostenol	inhibitor of blood clotting	primary pulmonary hypertension
	Lacipil	lacidipine	calcium channel blocker	hypertension
	Pritor	telmisartan	angiotensin II antagonist	hypertension
	Levitra*	vardenafil	PDE-5 inhibitor	erectile dysfunction
	Avodart	dutasteride	selective inhibitor type I & II	benign prostatic hyperplasia
isoforms 5AR

Other	Zantac	ranitidine	histamine H2 antagonist	duodenal ulcers, stomach ulcers,
reflux and dyspepsia

* co-promoted

Back to Contents

08	GlaxoSmithKline Description of business

GlaxoSmithKline’s principal pharmaceutical products are presently directed to nine therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:

Turnover by therapeutic area	2003	2002	2001
	£m	£m	£m

Central nervous system	4,455	4,511	4,007
Respiratory	4,417	3,987	3,537
Anti-virals	2,349	2,299	2,128
Anti-bacterials/anti-malarials	1,815	2,210	2,604
Metabolic	1,079	960	875
Vaccines	1,123	1,080	948
Oncology and emesis	1,001	977	838
Cardiovascular and urogenital	771	661	591
Other	1,171	1,310	1,677

	18,181	17,995	17,205

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) approved for depression, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder, premenstrual dysphoric disorder, and general anxiety disorder. Paxil CR, a controlled release version, was launched in the USA in 2002.

Wellbutrin is an anti-depressant, available in the USA in normal and sustained-release (SR) tablet formulations. A once-daily version, Wellbutrin XL, was launched in the USA in September 2003.

Imigran/Imitrex is a 5HT1 receptor agonist used for the treatment of severe or frequent migraine and cluster headache, and has become the reference product in this sector. Naramig/Amerge is a newer migraine product.

Lamictal, a well established treatment for epilepsy, is now also indicated for bipolar disorder.

Requip is a specific dopamine D2/D3 receptor agonist indicated for the treatment of Parkinson’s disease.

Zyban is a nicotine-free prescription medicine, available as a sustained-release tablet, for treating the problem of smoking addiction.

Respiratory
Seretide/Advair, a combination of Serevent and Flixotide, offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler. Seretide was approved for the treatment of chronic obstructive pulmonary disease (COPD) in the EU in May 2003.

Serevent is a long-acting bronchodilator used to treat asthma and COPD, and Ventolin is a selective short-acting bronchodilator used to treat bronchospasm.

Flixotide/Flovent and Becotide/Beclovent are inhaled steroids for the treatment of inflammation associated with asthma and COPD.

Flixonase/Flonase and Beconase are intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

Anti-virals
Combivir, a combination of Retrovir and Epivir, has consolidated the position of these two reverse transcriptase inhibitors as the cornerstone of many multiple anti-HIV product regimens. Physician acceptance has clearly demonstrated the value placed on minimising the pill burden faced by patients.

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

Lexiva is also a protease inhibitor for the treatment of HIV, but with a new combination of tolerability and convenience. Lexiva may be dosed once daily when boosted with ritonavir.

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

Back to Contents

Description of business GlaxoSmithKline	09

Infanrix is a range of paediatric vaccine combinations. Infanrix provides protection against diphtheria, tetanus and pertussis (whooping cough). Infanrix PeNta/Pediarix provides additional protection against hepatitis B and polio, and Infanrix hexa further adds protection against haemophilus influenzae type b, which causes meningitis.

GlaxoSmithKline also markets Priorix, a measles, mumps and rubella vaccine, Typherix, a vaccine for protection against typhoid fever, and Varilrix, a vaccine against varicella or chicken pox. In addition, the Group markets a range of vaccines to prevent meningitis under the umbrella name Mencevax.

Oncology and emesis
Zofran is used to prevent nausea and vomiting associated with chemotherapy and radiotherapy for cancer, and is available in both oral and injectable forms. It is also approved for use in the prevention and treatment of post-operative nausea and vomiting.

Hycamtin is a second line treatment both for ovarian cancer and for small cell lung cancer.

Navelbine is approved as a first line treatment of non-small cell lung cancer in combination with cisplatin or as a single agent.

Bexxar is a treatment for patients with follicular, non-Hodgkin’s lymphoma whose disease is refractory to Rituximab and who have relapsed following chemotherapy.

Cardiovascular and urogenital
Coreg is an alpha/beta blocker which has been proven to be effective in treating hypertension and heart attack patients and mild, moderate and severe heart failure. GlaxoSmithKline has sole marketing rights in the USA and Canada. Generic versions of the product became available in Canada in 2003.

Levitra is a PDE-5 inhibitor indicated for male erectile dysfunction. GlaxoSmithKline has co-promotion rights worldwide (except for Japan). Levitra was launched in 2003 in the USA and most European markets.

Avodart is a 5-ARI inhibitor currently indicated for benign prostatic hypertrophy. A large clinical outcome study is underway examining its efficacy in the prevention of prostate cancer.

Other
This category includes the Group’s principal dermatological products; Betnovate, the higher potency Dermovate and the newer Cutivate are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis. Relafen is a non-steroidal anti-inflammatory drug for the treatment of arthritis. Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders, continues to play a major role in a number of markets, even where patent protection has been lost.

Products – Consumer Healthcare

GlaxoSmithKline’s principal consumer healthcare products are in three major areas. An analysis of sales by these areas is set out below:

	2003	2002	2001
	£m	£m	£m

Over-the-counter medicines	1,556	1,586	1,603
Oral care	1,082	1,052	1,106
Nutritional healthcare	622	579	575

	3,260	3,217	3,284

The major products which are not necessarily sold in all markets are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Zovirax
Abreva
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei

Oral care	Aquafresh
Corega
Dr Best
Macleans
Odol
Odol Med 3
Polident
Poligrip
Sensodyne

Nutritional healthcare	Horlicks
Lucozade
Ribena

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/acetominophen analgesic; Nicorette gum; the Nicoderm, NiQuitin CQ and Nicabate range of smoking control products; Tums, a calcium based antacid; Citrucel laxative; Contac for the treatment of colds and influenza; Abtei, a natural medicines and vitamin range; and Zovirax and Abreva for the treatment of cold sores.

In 2003, Flixonase Allergy Nasal Spray for airborne allergies was launched in the UK. This is a further product in GlaxoSmithKline’s programme of, where appropriate, switching prescription medicines to over-the-counter.

Oral care
The leading oral care products are toothpastes and mouthwashes under the Aquafresh, Sensodyne, Macleans and Odol brand names, and a range of toothbrushes sold under the Aquafresh, and Dr Best names. In addition, denture care products are available principally under the Polident, Poligrip and Corega brand names.

Nutritional healthcare
The leading products in this category are Lucozade glucose energy and sports drinks, Ribena blackcurrant-based juice drink rich in vitamin C, and Horlicks, a range of milk-based malted food and chocolate drinks.

Back to Contents

10	GlaxoSmithKline Description of business

Operating environment

Competition – Pharmaceuticals

The pharmaceutical industry is highly competitive.GlaxoSmithKline’s principal competitors are large international pharmaceutical companies with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made, prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. Following loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.

GlaxoSmithKline undertakes a range of activities to maximise the value of its intellectual property, including introducing innovative products into as many markets as possible, accelerating the process to bring new products to market developing improved, patent protected, versions of older products and increasing brand recognition among customers.

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

CNS disorders
Major competitors in the USA to Paxil are its generic forms, launched in September, fluoxetine, the generic form of Eli Lilly’s Prozac, Zoloft from Pfizer, Forest Laboratories’ Celexa and Lexapro. The principal competitors in the USA for Wellbutrin are SSRIs and Effexor XR, a Wyeth product. Limited generic competition to Wellbutrin began in the USA in January 2004.

The success of Seroxat/Paxil and Wellbutrin has made them a target for generic manufacturers, against whom GlaxoSmithKline continues to respond appropriately (see Note 30 to the Financial statements, ‘Legal proceedings’). The recent launches of Paxil CR and the once-daily Wellbutrin XL are expected to help to retain a strong presence in the anti-depressant market, given the recent entry of generic paroxetine in the USA. Generic competition has also commenced in the UK and a number of other markets.

Respiratory
GlaxoSmithKline’s respiratory franchise is driven by the growth of Seretide/Advair, gaining patients from competitor products and the cannibalisation of Serevent and Flixotide. Ventolin and Becotide have faced generic competition for some years but have maintained significant sales.

Major respiratory competitors are Singulair from Merck, especially in the USA and in Europe, Symbicort from AstraZeneca and Spiriva from Pfizer/Boehringer Ingelheim.

Anti-virals
The major competitors in the HIV market are Bristol Myers Squibb, Merck and Pfizer amongst others.

GlaxoSmithKline has a pioneering role in the HIV market, with Retrovir and Epivir acting as the cornerstone of combination therapy, and available as Combivir in a single tablet. The launches of Ziagen, Agenerase, Trizivir and Lexiva have broadened the Group’s portfolio of HIV products. Valtrex has helped strengthen the Group’s position in the anti-herpes area, although Zovirax faces competition from generic aciclovir. Both Valtrex and Zovirax compete with Novartis’ Famvir. Zeffix was the first anti-viral on the market to treat Hepatitis B. Gilead’s Hepsera is the second and was approved by the US Food and Drug Administration (FDA) in September 2002.

Anti-bacterials and anti-malarials
In 2002 generic versions of both Augmentin and Ceftin/Zinnat were introduced in the USA, following successful legal challenges by generic manufacturers (see Note 30 to the Financial statements, ‘Legal proceedings’). Augmentin has already lost patent protection in various countries in Europe. Augmentin XR and Augmentin ES compete against a broad range of other branded and generic antibiotics. Malarone’s safety profile and convenient dosing regimen have helped put this product in a strong position versus mefloquine following its recent launch for malaria prophylaxis.

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

Oncology and emesis
Zofran presently provides GlaxoSmithKline a leadership position in the anti-emetic market where the competition includes Roche/Chugai, Aventis and most recently Merck. Major competitors in the diverse cytotoxic market include Bristol Myers Squibb, Aventis, Pfizer and Novartis. GlaxoSmithKline’s cytotoxic portfolio, led by Hycamtin and Navelbine, holds a relatively small market position.

Cardiovascular and urogenital
GlaxoSmithKline markets Coreg in the USA where its major competitors are Toprol XL and generic betablockers. During 2003, the Group launched two urogenital products: Levitra and Avodart. Avodart competes directly with Merck’s Proscar within the BPH market. Levitra is marketed for male erectile dysfunction and faces competition from Pfizer’s Viagra and Lilly’s Cialis.

Back to Contents

Description of business GlaxoSmithKline	11

Competition – Consumer Healthcare

The main competitors in the Group’s Consumer Healthcare markets include the major international companies Colgate-Palmolive, Johnson & Johnson, Pfizer, Procter & Gamble, Unilever and Wyeth. In addition, there are many other companies that compete with GlaxoSmithKline in selected markets.

The major competitor products in over-the-counter (OTC) medicines are:

•	in the USA: Metamucil (laxative), Clearasil (acne treatment), Pepcid (indigestion) and private label smoking control products

•	in the UK: Lemsip (cold remedy), Nurofen and Anadin (analgesics), and Nicorette and Nicotinell (smoking control remedies).

In Oral healthcare the major competitors are Colgate-Palmolive’s Colgate and Procter & Gamble’s Crest.

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

In the European Union, there are currently two procedures for obtaining marketing authorisations for medicinal products:

•	The Centralised Procedure, with applications made direct to the European Medicines Evaluation Agency and leading to an authorisation valid in all member states, is compulsory for products derived from biotechnology and optional for new active substances and other innovative medicinal products

•	The Mutual Recognition Procedure, which is applicable to the majority of conventional medicinal products, operates by mutual recognition of national marketing authorisations. Where agreement cannot be reached, it is resolved by procedure of binding arbitration.

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

In May 2004, the European Union will be expanded from 15 to 25 Member States. In anticipation of this enlargement European regulatory legislation is currently undergoing review. The impact of any changes on regulatory procedures and data protection periods remains to be seen.

In the USA, the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman) established the current framework for approval of generic drugs, including related patent and data protection provisions. Under Hatch-Waxman, the sponsor of an Abbreviated New Drug Application (ANDA) can receive marketing approval without submitting any safety or efficacy data. It can rely on the pioneer company’s extensive pre-clinical and clinical development data, provided the proposed generic drug has been demonstrated to be bioequivalent to the pioneer product. However, generic drug approvals are subject to data protection periods of five years for new chemical entities and three years for any modifications supported by new clinical studies. Moreover, under the provisions of Hatch-Waxman, the filing of an ANDA can trigger procedures that may allow patent holders to initiate patent infringement litigation with the significant procedural advantage of being assured that the FDA’s approval of the proposed generic product will be stayed for up to 30 months, pending resolution of the litigation. These procedures have generated litigation and controversy, particularly because, as currently applied, they have resulted in multiple, non-concurrent 30-month stays for some proposed generic products. In June 2003, the FDA issued new regulations to clarify certain aspects of its procedures that have generated controversy. In addition, in November 2003 new laws were enacted by the US Congress that modified the Hatch-Waxman laws. These modifications eliminated the grant of additional 30-month stays for patents issued after an ANDA is filed, and limited the grant of a 30-month stay to one per ANDA applicant under most circumstances.

In the USA, the second reauthorisation of the Prescription Drug User Fee Act came into effect on 1st October 2002 (PDUFA III). It remains to be seen if the substantial additional resources funded under PDUFA III will result in a reduction of overall approval times for all drugs and biologicals. However, one of the requirements under PDUFA III calls for the FDA to initiate a review of first action approvals compared to approvable or non-approvable decisions and to report back on the findings of this review.

The FDA has also completed the previously announced consolidation of the review activities of certain biologicals, other than vaccines, to the Center for Drug Evaluation and Research (CDER). This consolidation also entailed a shifting of resources from the Center for Biologics Evaluation and Research (CBER) to CDER. The impact of this shift in resources remains to be seen.

Back to Contents

12	GlaxoSmithKline Description of business

Along with the PDUFA III first action review and consolidation of some CBER review activities into CDER, the FDA has also announced, under the sponsorship of the Commissioner, a renewed focus on innovation in drug development, hopefully allowing more rapid development of needed medicines. This initiative will investigate the use of pharmacogenomics and surrogate markers of efficacy, among other things, as tools for rapidly developing safe and effective drugs for unmet medical needs.

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

Recent Government healthcare reforms in countries such as France, Spain and Germany may restrict pricing and reimbursement.

In the USA, recent legislation on healthcare reform, cross-border trade, the acceleration of generics to market and increased patient contributions have further increased the focus on pricing. Currently there are no government price controls over private sector purchases, but federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs in order to be eligible for reimbursement under Medicaid and other federal healthcare programmes.

Medicare
The US Medicare Prescription Drug Improvement andModernization Act of 2003 provides limited immediate benefits to Medicare patients in the form of government sponsored discount cards to be replaced with a comprehensive out-patient drug benefit in 2006. The benefit is intended to be administered by a number of private organisations who will construct benefit structures consistent with federal law and will market the benefit to Medicare patients.

While the law provides strong incentives for manufacturers to negotiate prices with plan sponsors, the bill does not provide for explicit government price controls. As most seniors already have some sort of out-patient drug coverage, increases in demand may be limited to drugs required by low income seniors who have not, in the past, been able to arrange private coverage. Those low-income seniors will receive larger subsidies for the deductible and co-payments associated with the comprehensive benefit.

This law also changes the way that drugs administered in physician offices, clinics and hospital outpatient departments will be reimbursed. Instead of reimbursement based on prices published by independent pricing services, the new law provides for reimbursement that is based on the actual market prices as reported by manufacturers and audited by the government. In addition, beginning in 2006, physicians will have the option of choosing not to purchase or claim reimbursement for products at all, instead allowing drug distributors to provide drugs to doctor’s offices and submit claims to Medicare and to patients (for their contributions). These distributors will earn the ability to provide these products and services through a competitive bidding process.

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

In many markets it is becoming increasingly difficult for even a significantly improved therapy to obtain a premium price over existing medication. Value-based pricing may be difficult to follow in such circumstances, although in the USA it is still possible to price products to reflect their value.

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

Back to Contents

Description of business GlaxoSmithKline	13

Operating activities

Marketing and distribution – Pharmaceuticals

An analysis of total pharmaceutical turnover by geographic region is set out below:

Turnover by geographic region	2003	2002	2001
	£m	£m	£m

USA	9,410	9,797	9,037
Europe	5,114	4,701	4,561
International:
Asia Pacific	1,140	1,100	1,047
Japan	753	712	741
Latin America	597	606	790
Middle East, Africa	693	652	611
Canada	474	427	418

	18,181	17,995	17,205

GlaxoSmithKline sells its prescription medicines primarily to wholesale drug distributors, independent and chain retail pharmacies, physicians, hospitals, clinics, government entities and other institutions. These products are ordinarily dispensed to the public by pharmacies through prescriptions written by doctors in hospitals or in doctors’ surgeries.

In the USA, the world’s largest pharmaceutical market, the pressure to contain healthcare costs has encouraged the growth of managed care organisations and pharmacy benefit managers. These intermediaries use a range of methods to lower costs, including the substitution of generic products or other cheaper therapies for branded products prescribed by doctors. As a result of its increasing importance as a supplier of healthcare to the community, GlaxoSmithKline contracts with the managed care sector through a small number of wholesalers.

In each market, GlaxoSmithKline deploys sales forces of representatives and supporting medical staff to promote its prescription products to medical prescribers and healthcare purchasers through personal visits.

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

In addition to the direct marketing of products by its subsidiaries, GlaxoSmithKline has entered into agreements with other pharmaceutical companies for the co-marketing and co-promotion of their products in many markets, for example Levitra with Bayer.

Stakeholder initiatives
During 2003 the company launched several initiatives to improve its abilities to deliver important information to physicians and patients about diseases and therapies to treat them.

Sales force excellence
The Worldwide Sales Force Excellence initiative focuses on increasing GlaxoSmithKline sales representatives’ skills in providing value to healthcare professionals around the globe. A centrepiece of the project is a global framework for training that will raise the standards for representatives’ knowledge about diseases and the role of GlaxoSmithKline medicines in treating them. The training will also address how to answer the central questions each physician faces when deciding on a patient’s treatment: When should I use a GlaxoSmithKline medicine, why should I use it, and how should I use it?

The initiative aims to build on the good reputation that GlaxoSmithKline sales forces already enjoy among physicians worldwide. Surveys of physicians in major world markets have recently rated GlaxoSmithKline sales representatives No. 1 in the industry in the UK, Germany, France and Spain, and No. 1 in the US among pulmonologists, allergists/immunologists, paediatricians, neurologists, ear, nose and throat specialists, and infectious disease specialists.

(Source for rankings: Taylor Nelson Sofres Healthcare 2002 for Europe; Verispan 2003 for USA).

Marketing excellence
Goals of the global Marketing Excellence initiative are first, to help undiagnosed patients seek a physician’s help and, second, to ensure they receive appropriate treatment. For example, in the UK, officials estimate that 2.4 million people suffer from type 2 diabetes, yet about 25 per cent of them remain undiagnosed, and of those diagnosed, another 25 per cent remain untreated. Of those treated, a significant number is under-treated in some way – that is, these patients do not achieve the level of health that the treatments could provide under optimal circumstances. GlaxoSmithKline’s marketing initiative explores barriers to proper diagnosis and treatment, and implements programmes to overcome them. As these programmes begin to show effects, the societal costs of disease will decrease. To the extent that physicians choose a GlaxoSmithKline product for their patients’ treatment, the company will benefit as well.

Patient advocacy
A third worldwide initiative seeks to achieve a higher level of intimacy between GlaxoSmithKline and the ultimate consumer of our products – the patient. Already in the US, GlaxoSmithKline has hosted two Patient Advocacy Leaders Summits, which have brought as many as 300 leaders of patient groups together to seek areas of common interest among each other and with GlaxoSmithKline, and to plan actions around them. Working together, these groups strive for continued open access to all appropriate medicines for their constituencies – an increasing challenge in a time of tightening budgets – and champion continued investments in the development of new medicines.

A similar approach has been launched in Europe, where patient advocacy groups are becoming increasingly organised.

Back to Contents

14	GlaxoSmithKline Description of business

Marketing and distribution – Consumer Healthcare

The principal markets for Consumer Healthcare’s OTC medicines are the USA, the UK, Germany, Australia, Argentina, Italy, Mexico, Japan, Canada and France. The principal markets for Oral care products are the USA, Germany and the UK. The Nutritional drinks business is particularly strong in the UK, Ireland and India, although the range of products is available in other markets.

OTC and Oral care products are primarily distributed through pharmacy or mass market outlets either directly or through wholesalers. Nutritional healthcare products are distributed through a similar but more extensive retail and wholesale network.

Project Future
In 2003, a fundamental review was undertaken of the Consumer Healthcare business model for Product Innovation and Marketing aimed to increase competitiveness and, thereby, sales growth. The review, termed ’Project Future’ has transitioned GlaxoSmithKline’s Consumer Healthcare from a geographically based structure with some global strategic support, to one where brands are developed in the most appropriate place. As a result, more responsibility will be taken centrally to develop global brands, and more autonomy will be afforded to local markets to manage their local brands, using their entrepreneurial skills to the full.

Manufacture and supply

GlaxoSmithKline has a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 28,000 different pack sizes and presentations.

Manufacture of medicines begins with the development of a therapeutic active ingredient (bulk active) in a selected formulation. Global Manufacture & Supply (GMS) develops manufacturing processes for full scale volume production of active compounds at ‘primary’ manufacturing sites. Converting active compounds into a finished dosage formulation is the responsibility of the ‘secondary’ manufacturing sites.

GMS operates as a single global network of 87 sites in 37 countries. Each year GMS produces around 6,000 tonnes of bulk actives and over four billion packs, which are packaged and delivered for sale in over 160 countries. Throughout the world it also supports approximately 2,000 new product and line extension launches a year.

GMS is focused on delivering:

•	a secure source of supply of high quality products
•	compliance with regulatory requirements and customer expectations
•	best in class cost
•	leading edge practices and performance – at sites, in procurement and in other global functions.

Organisation

Primary supply chain
This is a global organisation with 12 sites, spread across five countries, where a broad range of active ingredients for antibiotic and non-antibiotic products are manufactured and packaged. The sites are located in Australia, Ireland, Singapore, the UK and the USA. The majority of the active ingredients manufactured by the primary supply chain are supplied to the secondary pharmaceutical sites in Europe, North America and International.

Secondary supply chain
European region
There are 15 sites in the European region spread across eight countries. Between them the European sites manufacture nearly all of the major pharmaceutical products marketed globally by GlaxoSmithKline in a wide variety of finished dosage forms.

North America region
There are six pharmaceutical manufacturing sites in the North America region located in Puerto Rico, Canada and the USA.

International region
The International region comprises 30 manufacturing sites, in 18 countries, spread across six distinct areas. There are five sites in Middle East/Africa, 15 sites spread across the Asia Pacific/Australia area, four sites in China, one in Japan and five in Latin America.

GlaxoSmithKline integration
This long-term, integrated change programme implemented at the time of the merger is called the Global Supply Network (GSN) and is structured to deliver benefits through five major streams of activity:

•	Reduction in above-site infrastructure and costs
•	Procurement initiatives
•	Continued network rationalisation
•	Logistics improvements
•	Operational excellence and lean-sigma improvements.

As part of the network rationalisation plan, production ceased in 2003 at eight sites in countries which included the UK, India, Romania and the USA. The programme has met its merger commitments one year ahead of plan.

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

Vaccines supply chain
Vaccine manufacturing is located primarily at Rixensart and Wavre in Belgium, with three other sites in France, Germany and Hungary and two joint ventures in China and Russia. Managing the vaccine supply chain involves anticipating market needs and using a flexible approach to be able to meet fluctuations in demand. These are based on forecasts from the different markets and firm orders from health authorities for mass vaccination campaigns.

Bulk, filling and packaging is carefully balanced and stocking of vaccines helps manage short-term increases in demand. Such increases are prompted by disease outbreaks or increased demand from the public owing to disease awareness campaigns.

Back to Contents

Description of business GlaxoSmithKline	15

Consumer Healthcare supply chain
There are 24 Consumer Healthcare manufacturing sites spread across 16 countries. The Consumer Healthcare supply chain is diverse and includes the manufacturing and supply of OTC medicines, Oral care, Nutritional healthcare and Smoking control products. As well as internal facilities, over 220 contract suppliers are used worldwide.

Research and development – Pharmaceuticals

The global biological and pharmaceutical Research and Development (R&D) function in GlaxoSmithKline is responsible for discovering, developing, registering, commercialising and supporting effective marketing of innovative prescription medicines, vaccines and delivery systems for the treatment and prevention of human disease.

Fundamental to this goal is a thorough understanding of the diseases under investigation, facilitated by pioneering work in genetics and a range of technologies, as well as more traditional research disciplines. In addition to the work to create new medicines and vaccines, extensive efforts are made to gain a clear understanding of the unmet needs of patients and of healthcare providers and payers as a guide to the overall direction of R&D.

In 2003 GlaxoSmithKline invested nearly £2.7 billion in pharmaceuticals R&D. R&D is an organisation that benefits from the insights of top scientists around the world and employs over 15,000 staff in biological and pharmaceutical R&D activities, at more than 20 sites worldwide, including:

•	UK:	Beckenham, Brentford, Cambridge, Dartford,
Greenford, Harlow, Stevenage, Tonbridge, Ware,
Welwyn
•	USA:	Bristol, Tennessee; Philadelphia, Upper Merion and
Upper Providence, Pennsylvania; Research Triangle
Park, North Carolina
•	Belgium:	Rixensart
•	Canada:	Mississauga
•	France:	Les Ulis, Evreux
•	Italy:	Verona
•	Japan:	Tsukuba Science City, Takasaki
•	Spain:	Tres Cantos, Madrid.

During 2003, R&D once again delivered a wide range of products to the market and achieved significant success in bringing several new compounds through the earlier stages of research and past the critical proof of concept (PoC) decision point. The extensive in-licensing programme of 2001 and 2002 has slowed as the productivity of the post-merger organisation has started to progress into development of an increasing number of compounds discovered internally. Practical prioritisation and management of the portfolio of compounds in development has also been a focus, ensuring that R&D invests its resources to achieve the optimum value and deliver new medicines to patients.

In December 2003, R&D presentations were made in the UK and US, when GlaxoSmithKline’s pipeline of future products was unveiled to analysts. It featured 35 promising compounds, selected for novelty, impact on disease and commercial potential. These included 353162, a next-generation noradrenaline/dopamine re-uptake inhibitor for depression; a cyclo-oxygenase-2 inhibitor, 406381, for pain; 480848, a lipoprotein-associated phospholipase inhibitor for atherosclerosis; 572016, a dual kinase inhibitor for cancer; and 685698, a third-generation inhaled corticosteroid offering once-daily treatment and greater efficacy compared with current compounds.

R&D Processes – Discovery, Commercialisation & Delivery

The diagram below shows the relationship between the various stages of R&D.

R&D processes
In line with GlaxoSmithKline's strategic intent to become the indisputable leader in the industry, R&D has set itself the goal of becoming the industry’s most productive R&D organisation. As a fundamental pre-requisite to this approach, it is crucial that R&D also focuses on the needs of the patient so that the benefits that may be derived from new medicines and innovative formulations of existing medicines are available to those who need them to recover health and quality of life.

R&D measures productivity not just by the number and innovation of the products it creates, but also by the commercial value of the product's ability to address the unmet needs of all customers including patients, healthcare professionals, budget holders and regulators; each with their own perspective on what constitutes a valuable new product. R&D is positioned to ensure that it generates the right safety, efficacy and quality information to respond to these different perspectives through data demonstrating the overall social benefits of the new medicine; increased length or quality of life, and increased workplace productivity.

One of the historical contradictions in the pharmaceutical industry has been the need to lever the advantages of a large organisation without losing the creative spirit of the research environment. In GlaxoSmithKline, R&D has been structured to balance the areas that benefit from large scale with those that take advantage of being small to enhance their productivity.

The key areas that benefit from being large are those that are capital intensive or high throughput activities such as compound screening; those that require scarce skills; and those that are highly regulated, mainly at the later end of the development chain. Other areas flourish to their best advantage if the structural unit remains small: the units can respond quickly to the changing environment, the opportunity for scientists to interact is optimised, and the need for return on investment is focused through the fostering of an entrepreneurial, accountable culture.

Back to Contents

16	GlaxoSmithKline Description of business

In addition to the now established Centres of Excellence for Drug Discovery (CEDD) discussed below, a number of partnerships have been forged with other companies to extend GlaxoSmithKline’s capability to screen compounds generated by the research function. This effectively extends the CEDD concept to ensure the most efficient and rapid validation of a maximum number of lead candidates through preclinical testing and then clinical studies against proof of concept criteria, before handing over the compound to the Worldwide Development organisation for large scale clinical trials.

The Worldwide Development (WWD) function integrates the clinical and regulatory activities necessary to bring a new medicine to the marketplace. In the past year, the clinical development process has been significantly shortened by improvements to all the associated processes, enabling a seamless transition of data from clinical testing through to the final report. Implementation of an integrated document management system has reduced the time required to collate the thousands of pages of data necessary for submission to regulatory agencies around the world.

At the beginning of 2004 to accommodate the unprecedented number of compounds moving through the pipeline this group was transformed, changing the scale and structure of late-stage development to enable a stronger focus on patients and on the delivery of products by creating six therapeutically aligned Medicine Development Centres (MDCs), residing within WWD. The centres, discussed in more detail on page 22, will be accountable for the generation and life cycle management of marketed medicines from compounds reaching Proof of Concept (PoC) in the CEDDs.

The New Product Supply organisation bridges the traditional divide between development and manufacturing, ensuring that robust manufacturing processes are developed. The Global Commercial Strategy (GCS) organisation provides integrated global commercialisation and strategic direction into R&D to maximise portfolio value through the full product life cycle. Crucial to the success of R&D is its capacity to embrace and develop new technologies to streamline the drug discovery process. The technology development organisation keeps abreast of emerging technologies that may advance the creation of new medicines, evaluates them and provides the investment and knowledge required to ensure GlaxoSmithKline’s access to appropriate technologies. As R&D generates and modifies its own technologies, it will not only focus them on the Group’s internal goals but also maximise the return on R&D assets through sales, spin-outs and out-licensing.

Early research and the role of genetics
The early stages of finding new medicines requires essentially two components, targets that can be shown to affect mechanisms of important pathological processes in human disease and compounds, typically small molecules but also including macromolecules, protein therapeutics and vaccines, able to modulate the behaviour of specific targets. As part of this target validation process, GlaxoSmithKline aims to identify the genes most relevant to common diseases with large unmet medical needs and major patient burdens, such as asthma, non-insulin dependent diabetes, osteoarthritis, COPD, early onset heart disease and Alzheimer’s disease.

Many diseases arise through complex interactions between a number of gene variants and environmental factors, so the challenge involved is significant. Identifying the genes that predispose patients to a particular disease and understanding their role in its progression lead to finding new ways to intervene in these diseases.

The programme initiated in 2002 to identify tractable targets that are genetically associated with human diseases of interest has already identified over 50 genetic associations in several major diseases. Several clinical studies have started to investigate the presence of genetic markers for efficacy or susceptibility to adverse events which will enhance the ability to focus development of new medicines on patients who will be most likely to benefit from them, ultimately providing reassurance to both the prescriber and the patient.

Discovery Research
Discovery Research (DR) produces the lead compounds that form the basis of drug discovery efforts in the CEDDs. In 2003, DR provided the CEDDs with many high quality new lead compounds with activity against defined targets. Investment in DR is focused on increasing the quality and quantity of the lead compounds available. A central theme of the investment has been a focus on automation.

In 2003, R&D has opened new automation facilities for high throughput screening in Tres Cantos (Spain) and high throughput chemistry in Harlow (UK). Construction of a new combined facility was also started in Upper Providence (USA).

Another focus for 2003, was high throughput biology. Techniques have been developed for rapid screening of new compounds in both cell based and whole animal model systems. In many cases, these efforts have been supported by sophisticated imaging systems which have enhanced the understanding of disease models.

The resources available to exploit opportunities within the Group will always be limited. As overall productivity is enhanced and attrition reduced better value for money will be achieved. Following the annual portfolio prioritisation review, the CEDDs are able to select which programmes to fund internally. Excess assets may be developed through a novel partnership scheme known as the Alternative Drug Discovery Initiative (ADI). The key philosophy behind ADI is the concept of shared risk and reward for the partners. Consequently, there are many different business arrangements. ADI partnerships have been established with academic institutions to supplement target validation and provide better access to tissue samples and patient populations for clinical studies. R&D has also formed ADI partnerships with biotechnology companies and other pharmaceutical companies to explore different approaches to drug discovery.

Back to Contents

Description of business GlaxoSmithKline	17

Product development pipeline
The product development pipeline set out below shows considerable breadth and depth: at February 2004 GlaxoSmithKline had 201 pharmaceutical and vaccine projects in development, of which 148 are in the clinic. This includes 83 New Chemical Entities (NCE), 12 in Phase III or registration, 34 in Phase II, 37 in Phase I, 45 Product Line Extensions and 20 vaccines. For competitive reasons, new projects in pre-clinical development have not been disclosed and some project types may not have been identified.

Key

(v)	Vaccine
(p)	Pharmaccine
*	Compounds in Shionogi-GlaxoSmithKline Pharmaceuticals LLC joint venture
†	In-license or other alliance relationship with third party
S	Date of first submission
A	Date of first Regulatory approval (for MAA, this is the first EU approval letter)
AL	Approvable letter
MAA:	Marketing authorisation application (Europe)
NDA:	New drug application (USA)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers

Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients

Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Cardiovascular, Metabolic & Urogenital

641597	peroxisome proliferator-activator receptor (PPAR)	dyslipidaemia	I
alpha agonist
659032†	Lp-PLA2 inhibitor	atherosclerosis	I
681323	p38 kinase inhibitor	atherosclerosis (also rheumatoid arthritis & COPD)	I
796406†	angiotensin converting enzyme – neutral	hypertension	I
peptidase (ACE-NEP) dual inhibitor
Coreg CR†	beta blocker	hypertension & congestive heart failure – once daily	I	N/A	2005
odiparcil (424323)†	indirect thrombin inhibitor	prevention of thrombotic complications of	II
cardiovascular disease
480848†	Lp-PLA2 inhibitor	atherosclerosis	II
493838	adenosine A1A agonist	dyslipidaemia (also neuropathic pain)	ll
501516†	PPAR delta agonist	dyslipidaemia	II
590735	PPAR alpha agonist	dyslipidaemia	II
piboserod	5HT4 antagonist	atrial fibrillation	ll
talnetant	NK3 antagonist	overactive bladder (also irritable bowel syndrome	II
(IBS) & schizophrenia)
Avodart	5-alpha reductase inhibitor	benign prostatic hyperplasia, in combination with	III
an alpha blocker
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	lll
Noratak (nesiritide)†	recombinant ß-type natriuretic peptide	acute heart failure	Submitted	S:Sep02	N/A
solifenacin (YM905)†	muscarinic antagonist	overactive bladder	Approvable	N/A	AL:Oct03
Levitra†	PDE-5 inhibitor	erectile dysfunction	Approved	A:Mar03	A:Aug03
Metabolic Projects
427353	beta3 adrenergic agonist	type 2 diabetes and overactive bladder	I
815541†	dipeptidyl peptidase (DPP) IV inhibitor	type 2 diabetes	I
823093	DPP IV inhibitor	type 2 diabetes	I
869682†	sodium dependent glucose transport	type 2 diabetes	I
(SGLT2) antagonist
Avandamet XR	PPAR gamma agonist plus metformin	type 2 diabetes – extended release	I		2005
181771	CCK-A agonist	obesity	II
677954	PPAR pan agonist	type 2 diabetes	II
Avandaryl	PPAR gamma agonist plus sulphonylurea	type 2 diabetes – fixed dose combination	Submitted	2004	S:Oct03
(Avandia + Amaryl†)
Avandamet	PPAR gamma agonist plus metformin	type 2 diabetes – fixed dose combination	Approved	A:Oct03	A:Oct02
Avandia	PPAR gamma agonist	type 2 diabetes – in combination with insulin	Approved	N/A	A:Feb03

Infectious Diseases

Augmentin (once daily)†	beta lactam antibiotic	respiratory tract infections	I
270773†	phospholipid anti-endotoxin emulsion	sepsis	II
275833	topical pleuromutilin	bacterial skin infections	ll	2005	2005
chlorproguanil, dapsone	antifolate + artemisinin	treatment of uncomplicated malaria	ll	2006	N/A
+ artesunate (CDA)†
Augmentin ES	beta lactam antibiotic	acute otitis media (incl. penicillin-resistant S. pneumoniae)	III	N/A
Chewable		– high-dose chewable tablet
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	III		N/A
Etaquine (tafenoquine)†	8-aminoquinoline	malaria prophylaxis (adults)	III
Lapdap†	antifolate	treatment of uncomplicated malaria	Approved	A:Jul03	N/A
Anti-virals
204937 (MIV210)†	nucleoside reverse transcriptase inhibitor	HIV infections	I
640385†	aspartyl protease inhibitor	HIV infections	I	2006	2006
695634	non-nucleoside reverse transcriptase inhibitor	HIV infections	I
Valtrex XR	nucleoside analogue	management of genital herpes – modified release	l
873140 (ONO4128)†	CCR5 antagonist	HIV infections	II
Ziagen/Epivir†	reverse transcriptase inhibitors	HIV infections – combination tablet	Submitted	S:Nov03	S:Oct03
Lexiva (433908)†	protease inhibitor	HIV infections	Approved	S:Dec02	A:Oct03
Valtrex	nucleoside analogue	Herpes Simplex virus (HSV) suppression in	Approved	N/A	A:Apr03
immunocompromised patients
Valtrex/Zelitrex	nucleoside analogue	prevention of HSV transmission	Approved	A:Aug03	A:Aug03

Back to Contents

18	GlaxoSmithKline Description of business

				Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Neurology & Gastrointestinal

234551*	endothelin A antagonist	stroke	I
270384	endothelial cell adhesion molecule inhibitor	inflammatory bowel disease	I
273629	selective iNOS inhibitor	acute migraine	I
274150	selective iNOS inhibitor	migraine (also asthma, COPD & allergic rhinitis)	I
353162	noradrenaline/dopamine re-uptake inhibitor	restless leg syndrome (RLS) & neuropathic pain	I
		(also depression)
362115	gap junction blocker	migraine & epilepsy	I
406725	gap junction blocker	migraine & epilepsy	I
644784	dual acting COX-2 inhibitor	acute & chronic pain conditions including	I
		neuropathic pain (also schizophrenia)
683699†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis & inflammatory bowel disease	I
737004*	endothelin A antagonist	stroke	I
737552*	benzodiazepine partial inverse agonist	Alzheimer's disease & vascular dementia	I
742457	5HT6 antagonist	Alzheimer's disease (also schizophrenia)	I
alvimopan†	peripheral mu-opioid antagonist	irritable bowel syndrome	l
Lamictal XR	sodium channel inhibitor	neuropathic pain & epilepsy – once daily	l		2006
406381	dual acting COX-2 inhibitor	acute and chronic pain conditions including	II	2006	2006
		neuropathic pain & migraine
493838	adenosine A1A agonist	neuropathic pain (also dyslipidaemia)	II
597599	NK1 antagonist	functional dyspepsia (also chemotherapy induced	II
		nausea and vomiting, depression & anxiety)
alvimopan†	peripheral mu-opioid antagonist	chronic opiate induced bowel dysfunction &	II
		constipation
Avandia	PPAR gamma agonist	Alzheimer's disease	II
talnetant	NK3 antagonist	IBS (also schizophrenia & overactive bladder)	II
sumatriptan + MT400†	5HT1 agonist + naproxen	migraine – fixed dose combination	II	N/A	2005
alvimopan†	peripheral mu-opioid antagonist	post operative ileus	III	2004	2004
Lamictal	sodium channel inhibitor	neuropathic pain	III	N/A	2004
Requip CR†	non-ergot dopamine agonist	Parkinson’s disease – controlled release formulation	III	2005	2005
Requip	non-ergot dopamine agonist	restless legs syndrome	Submitted	S:Jul03	AL:Dec03
Imigran/Imitrex	5HT1 agonist	adolescent migraine – nasal formulation	Approved	A:Apr03	AL:Dec00
Imigran/Imitrex	5HT1 agonist	migraine – fast disintegrating/rapid release formulation	Approved	A:Jul03	A:Jun03

Oncology, Musculoskeletal & Inflammation

251353	Groß-T CXC chemokine	prevention of chemotherapy-induced cytopaenias	I
423557†	calcium antagonist	osteoporosis	I
462795†	cathepsin K inhibitor	osteoporosis & osteoarthritis	I
485232†	recombinant human IL18	immunologically-sensitive cancers	I
	immunomodulator	(melanoma & renal cell)
497115†	thrombopoietin agonist	thrombocytopenia	I
681323	p38 kinase inhibitor	rheumatoid arthritis (also atherosclerosis & COPD)	I
786034	vascular endothelial growth factor 2	solid tumours	I
	tyrosine kinase inhibitor
elacridar (120918)	oral bioenhancer	cancer	I
597599	NK1 antagonist	chemotherapy induced nausea and vomiting	II	2006	2006
		(also functional dyspepsia, depression & anxiety)
715992†	kinesin spindle protein (KSP) inhibitor	non-small cell lung cancer (also other solid tumours)	II
ethynylcytidine†	selective RNA polymerase inhibitor	solid tumours	II
mepolizumab	anti-IL5 monoclonal antibody	hypereosinophillic syndrome (also asthma)	II	2006	2006
572016	ErbB-2 and EGFR dual kinase inhibitor	breast cancer (also lung, bladder, gastric, head	IIl	2006	2005
		and neck cancers)
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer first line therapy	Ill	2004	2004
Hycamtin	topo-isomerase I inhibitor	non-small cell lung cancer second line therapy	III	2004	N/A
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	III	2005	2004
		- oral formulation
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first line therapy	III	2005	2005
Boniva/Bonviva	bisphosphonate	treatment & prevention of postmenopausal	III	2004	2004
(ibandronate)†		osteoporosis – monthly oral dosing
Boniva/Bonviva	bisphosphonate	treatment & prevention of postmenopausal	III	2004	2004
(ibandronate)†		osteoporosis – intermittent i.v. dosing
Navelbine†	vinca alkaloid	advanced tumours	III	N/A	2006
		breast cancer - oral formulation
nelarabine (506U78)	guanine arabinoside prodrug	acute lymphoblastic leukaemia & lymphomas	III	2004	2004
Avandia	PPAR gamma agonist	psoriasis	III	2006	2005
Bexxar†	I131 radiolabelled anti-B1 monoclonal	non-Hodgkin's lymphoma	Approved	N/A	A:Jun03
	antibody
Boniva/Bonviva	bisphosphonate	treatment & prevention of postmenopausal	Approved	S:Jun02	A:May03
(ibandronate)†		osteoporosis – daily oral regimen
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	Approved	2004	A:Nov98

Back to Contents

Description of business GlaxoSmithKline	19

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Psychiatry

644784	dual acting COX-2 inhibitor	schizophrenia (also acute & chronic pain conditions	I
including neuropathic pain)
679769	NK1 antagonist	depression & anxiety	I
742457	5HT6 antagonist	schizophrenia (also Alzheimer's disease)	I
773812	mixed 5HT/dopaminergic antagonist	schizophrenia	I
823296	NK1 antagonist	depression & anxiety	I
353162	noradrenaline/dopamine re-uptake inhibitor	depression (also RLS & neuropathic pain)	II	2006	2006
372475 (N52359)†	triple (5HT/noradrenaline/dopamine)	depression & attention deficit hyperactivity	II
	reuptake inhibitor	disorder
468816	glycine antagonist	smoking cessation	II
597599	NK1 antagonist	depression & anxiety (also functional dyspepsia &	II
chemotherapy induced nausea and vomiting)
talnetant	NK3 antagonist	schizophrenia (also IBS & overactive bladder)	II
Lamictal	sodium channel inhibitor	bipolar disorder – acute treatment	III	N/A	2006
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	seasonal affective disorder	III		2004
Paxil CR†	selective serotonin re-uptake inhibitor (SSRI)	pre-menstrual dysphoric disorder, intermittent treatment	Approved		A:Jan04
Lamictal	sodium channel inhibitor	bipolar disorder – long-term prophylaxis	Approved	A:Mar03	A:Jun03
Paxil CR†	SSRI	pre-menstrual dysphoric disorder, continuous treatment	Approved		A:Aug03
Paxil CR†	SSRI	social anxiety disorder	Approved		A:Oct03
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	depression	Approved	2006	A:Aug03

Respiratory

332235	chemokine 2 – IL8 receptor antagonist (oral)	chronic obstructive pulmonary disease (COPD)	I
678007†	long acting beta2 agonist	COPD, also COPD & asthma in combination with a	I
glucocorticoid agonist
681323	p38 kinase inhibitor (oral)	COPD (also rheumatoid arthritis & atherosclerosis)	I
799943	glucocorticoid agonist	allergic rhinitis & asthma, also asthma and COPD in	I
combination with a long acting beta2 agonist
159797†	long acting beta2 agonist	COPD, also COPD & asthma in combination with a	ll
glucocorticoid agonist
274150	selective iNOS inhibitor (oral)	asthma, COPD & allergic rhinitis (also migraine)	ll
597901	long acting beta2 agonist	COPD, also COPD & asthma in combination with a	ll
glucocorticoid agonist
685698	glucocorticoid agonist	allergic rhinitis	II	2006	2006
685698	glucocorticoid agonist	asthma, also asthma & COPD in combination with a	ll
long acting beta2 agonist
766994	chemokine 3 (CCR3) antagonist (oral)	asthma & allergic rhinitis	II
842470†	PDE IV inhibitor (inhaled)	asthma & COPD	II
mepolizumab	anti-IL5 monoclonal antibody	asthma (also hypereosinophillic syndrome)	II
Serevent	beta2 agonist	asthma & COPD – non-CFC inhaler	III	2004	N/A
Seretide	beta2 agonist/inhaled corticosteroid	asthma – initial maintenance therapy	III	2004	N/A
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD – mortality claim	III	2006	2006
Ariflo	PDE IV inhibitor (oral)	COPD	Approvable	2004	AL:Oct03
Flixotide/Flovent	inhaled corticosteroid	asthma – non-CFC inhaler	Approved	A:Apr97	AL:Dec02
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma – non-CFC inhaler	Approved	A:Jun00	AL:Oct01
& Oct02
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD	Approved	A:May03	A:Nov03

Hepatitis Vaccines

Hepatitis E	recombinant	hepatitis E prophylaxis	II
Fendrix Extra Strength	recombinant	extra strength hepatitis B prophylaxis	Submitted	S:May03
hepatitis B		(pre-haemodialysis & haemodialysis patients)

Paediatric Vaccines

N. meningitidis	conjugated	meningitis prophylaxis	II	2005
combinations
Priorix-Tetra (MMR-varicella)	live attenuated	measles, mumps, rubella and varicella prophylaxis	III	2004
Rotarix	live attenuated – oral	rotavirus prophylaxis	III	2004
Streptorix	conjugated	S. pneumoniae disease prophylaxis for children	III

Other Vaccines

Dengue fever	attenuated tetravalent vaccine	prophylactic use	I
HIV	recombinant	HIV prophylaxis	I
New influenza	subunit	influenza prophylaxis – new delivery	I
S. pneumoniae elderly	recombinant	S. pneumoniae disease prophylaxis	I
Varicella Zoster	recombinant	Varicella Zoster prevention	I
Cervarix	recombinant	prophylaxis of human papillomavirus (HPV) infections	II
Epstein-Barr virus (EBV)	recombinant	EBV prophylaxis	II
Mosquirix	recombinant	malaria prophylaxis	II
Staphylococcal antibodies†	monoclonal antibody	prevention of staphylococcal infections	II
Simplirix	recombinant	genital herpes prophylaxis	III
Boostrix Polio	subunit	adolescent/adult booster for diphtheria, tetanus,	Submitted	S:Jul03
pertussis and polio
Boostrix	subunit	adolescent/adult booster for diphtheria, tetanus and	Approved	A:Oct00	2004
pertussis

Pharmaccines

Breast cancer therapeutic	recombinant	treatment of breast cancer	l
(Her 2 Neu)
mage 3 (249553)	recombinant	treatment of lung cancer/melanoma	II

Back to Contents

20	GlaxoSmithKlineDescription of business

Compounds progressed into Phase I clinical development in 2003

During 2003 a number of discovery projects, listed in the table below, progressed through non-clinical safety testing and into early (Phase I) clinical development. These compounds are continuing their rigorous non-clinical, clinical and commercial assessments, leading to proof of concept decisions over the next 12–18 months.

Compound/Product	Mechanism	Indication

270384	endothelial cell adhesion molecule inhibitor	inflammatory bowel disease
273629*	selective iNOS inhibitor	acute migraine
275833AA	topical pleuromutilin	bacterial skin infections
332235	chemokine 2 – IL8 receptor antagonist (oral)	COPD
362115A	gap junction blocker	migraine & epilepsy
406725A	gap junction blocker	migraine & epilepsy
423557	calcium receptor antagonist	osteoporosis
597599	NK1 antagonist	depression & anxiety
641597	PPAR alpha agonist	dyslipidaemia
644784	COX2 inhibitor 2nd generation	pain
659032	Lp-PLA2 inhibitor	atherosclerosis
678007	long-acting beta2 agonist	COPD
679769	NK1 antagonist	chemotherapy-induced nausea & vomiting
742457	5HT6 antagonist	Alzheimer’s disease & schizophrenia
773812	mixed 5HT/dopaminergic antagonist	schizophrenia
796406	ACE/NEP dual inhibitor	hypertension
799943	glucocorticoid agonist	asthma/COPD (inhaled), allergic rhinitis (intranasal)
815541A	dipeptidyl peptidase IV inhibitor	type 2 diabetes
823093	dipeptidyl peptidase IV inhibitor	type 2 diabetes
823296	NK 1 antagonist	depression & anxiety
825964	dipeptidyl peptidase IV inhibitor	type 2 diabetes
869682	sodium-dependent glucose transporter	type 2 diabetes
SGLT-2 inhibitor
873140	CCR5 antagonist	HIV
Augmentin	once daily formulation of amoxicillin and clavulanate	respiratory tract infections
Avandamet XR	extended release fixed dose combination ofAvandia	type 2 diabetes
and metformin

*	Phase I started January 2004

Submissions

A number of significant dossiers were submitted to the regulatory authorities in the major regions during 2003 which are summarised in the table below.

Product	Country/Region	Description

abacavir/lamivudine	EU and USA	fixed dose combination of 2 reverse transcriptase inhibitors for the treatment of HIV infections
Advair Diskus	USA	labelling for paediatric twice-daily dosing of the combination of salmeterol, a long-acting beta-blocker, and fluticasone, a corticosteroid in a dry powder device
Avandaryl	USA	combination of rosiglitazone and sulphonylurea for type 2 diabetes
Augmentin	USA	convenient tablet formulation, with a breakline, of amoxicillin and clavulanate for bacterial infections
Imigran/Imitrex	EU and USA	a fast dissolve tablet formulation of sumatriptan, a 5HT antagonist
Paxil CR	USA	controlled release formulation of paroxetine, a selective serotonin re-uptake inhibitor for intermittent treatment of pre-menstrual dysphoric disorder
Paxil	Japan	paroxetine for obsessive compulsive disorder
Requip	EU and USA	ropinirole, a non-ergot dopamine D2 agonist for restless leg syndrome
Seretide MDI	EU	a dose counter for the pressurised aerosol containing salmeterol and fluticasone
Seretide	EU	use of the pressurised aerosol containing salmeterol and fluticasone in paediatric asthma
Serevent Diskus	EU	salmeterol, a long-acting beta-blocker in a dry powderDiskusdevice for the treatment of COPD

Back to Contents

Description of businessGlaxoSmithKline	21

Product approvals

In 2003, approvals were received for a number of new products, including several significant new indications and formulations for existing products, as summarised in the table below.

Country/Region
Product	(Approval Date)	Description

Augmentin	USA (May)	convenient tablet formulation, with a breakline, of amoxicillin (a beta-lactam antibiotic) and clavulanate (a beta-lactamase inhibitor) for bacterial infections
Avandamet	EU (October)	fixed dose combination ofAvandiaand metformin for type 2 diabetes
Avandia-insulin combination	USA (March)	combined use ofAvandiaand insulin for type 2 diabetes
Bexxar	USA (June)	I-131 radio-labelled anti-B1 monoclonal antibody, in-licensed from Corixa for the treatment of non-Hodgkin’s lymphoma
Boniva	USA (May)	ibandronate, a bisphosphonate for oral daily treatment of osteoporosis in-licensed from Roche
Imigran/Imitrex	EU (July) and	a fast dissolve tablet formulation of sumatriptan, a 5HT1 antagonist
USA (June)
Lamictal	EU (March) and	lamotrigine, a sodium channel blocker for long-term prophylaxis/prevention of bipolar
	USA (June)	disorder
Lamictal	USA (January)	lamotrigine for add-on therapy in paediatric epilepsy
Lapdap	EU (July)	combination of chlorproguanil and dapsone for the treatment of malaria
Levitra	EU (March) and	PDE V inhibitor for the treatment of male erectile dysfunction in-licensed from
	USA(August)	Bayer AG
Lexiva	USA (October)	fosamprenavir, a protease inhibitor for HIV
Paxil CR	USA (August)	controlled release formulation of paroxetine, a selective serotonin re-uptake inhibitor for continuous treatment of pre-menstrual dysphoric disorder
Paxil CR	USA (October)	paroxetine controlled release for social anxiety disorder
Requip*	USA	ropinirole, a non-ergot dopamine D2 agonist for restless legs syndrome
Seretide/Advair Diskus	EU (May) and	combination of salmeterol, a long-acting beta-blocker, and fluticasone, a
	USA (November)	corticosteroid in a dry powderDiskusdevice for the treatment of COPD
Valtrex	USA (April)	valaciclovir, a DNA polymerase inhibitor for the suppression of herpes simplex virus in immuno-compromised patients
Valtrex	EU and USA (August)	valaciclovir, for the suppression of transmission of herpes simplex virus
Wellbutrin XL	USA (August)	extended release formulation of bupropion for the treatment of depression

*	approvable letter January 2004

Centres of Excellence for Drug Discovery
The two essential steps in creating drug candidates are(i) optimising the lead compound for potency, efficacy, safety and other intrinsic characteristics of the molecule and (ii) demonstrating the validity of the therapeutic hypothesis through early clinical trials of the resulting candidate. The CEDDs are focused on specific disease areas and designed to be nimble and entrepreneurial with the range of skills and resources required to drive mid-stage development projects from lead optimisation through to their key decision-point, demonstration of proof of concept, before major investments are made to fund large-scale clinical trials.

A new Biopharmaceuticals CEDD was formed during 2003 to extend R&D’s current efforts to discover and develop recombinant therapeutic proteins, monoclonal antibodies, and certain therapeutic vaccines.

There are seven CEDDs, based in the USA and Europe:

•	Biopharmaceuticals, centred in Stevenage (UK)
•	Cardiovascular & Urogenital Diseases, centred in Upper Merion (USA)
•	Metabolic & Viral Diseases, centred in Research Triangle Park (USA)
•	Microbial, Musculoskeletal & Proliferative Diseases, including cancer, centred in Upper Providence (USA)
•	Neurology & Gastrointestinal Diseases, centred in Harlow (UK)
•	Psychiatry, centred in Verona (Italy)
•	Respiratory and Inflammation, centred in Stevenage (UK).

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

In 2003, the CEDDs further accelerated the progress of new compounds into both first dosing in humans (see table of compounds progressed into Phase I on page 20) and initial evaluation of efficacy in patients. In addition, adjustments to the processes involved in this stage of development are enabling a reduction in development times.

As a result, a substantial number of new compounds achieved the critical milestone of proof of concept, where potential new medicines have been shown to have sufficient effect in the target patient group to justify the transition to the later stages of development.

A major partnership was announced during 2003 with Imperial College, London, to develop a major Clinical Imaging Centre for GlaxoSmithKline at Imperial’s Hammersmith Hospital site.

Back to Contents

22	GlaxoSmithKlineDescription of business

This is the first such partnership in the world, and will be a highly interactive relationship with the clinical service and on-going biomedical, chemical and IT research in a world-class academic centre and medical school. The Imaging Centre will provide unique new capabilities required to drive the clinical portfolio forward.

As part of GlaxoSmithKline’s major response to the challenges of diseases affecting the developing world, the Microbial, Musculoskeletal & Proliferative Diseases CEDD has responsibility for a drug discovery unit, based at Tres Cantos, that is dedicated to finding new medicines for these diseases. Research projects at Tres Cantos focus on malaria and TB and, together with work elsewhere in the Group on HIV/AIDS and vaccines, address the prevention and treatment of all three of the World Health Organization’s (WHO) top priority diseases. The Group also works with numerous external partners worldwide in the search for new treatments for Diseases of the Developing World (DDW).

Preclinical development
Preclinical Development (PCD) participates in a wide range of activities within the drug development process from optimising the selection of compounds for potential development through launch to the marketplace and enhancement of existing products by devising more convenient formulations. Early in the development process, the metabolic rate and safety of compounds are evaluated in laboratory animals prior to testing in humans.

The testing required in both animals and humans is mandated and is highly regulated by government agencies.

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

Other key technology areas that provide ways to improve R&D’s productivity include drug delivery systems, predictive technologies, particle engineering and process innovation. The use of particle engineering and process innovations enhances the ability to manufacture consistently high-quality products efficiently.

Worldwide development
To provide focus for the development process, all the major functional components of clinical, medical, biomedical data, regulatory and safety have been integrated into this single management organisation, Worldwide Development. During 2003 there were six cross-functional Therapeutic Area Strategy Teams (TASTs), each covering one of the following groups of diseases:

•	Cardiovascular, Urogenital and Metabolic Diseases
•	Infectious Diseases including DDW
•	Neurology & Gastro-intestinal Diseases
•	Oncology, Musculoskeletal Diseases and Inflammation
•	Psychiatry
•	Respiratory.

As described above, these TASTs were replaced at the beginning of 2004 with six MDC’s responsible for creating value through the delivery of full product development plans. This includes managing the day-to-day operational activities for the post-PoC portfolio, delivery of medicines to patients, maximising the global commercial potential of products and ensuring strong partnerships with the CEDDs and Global Commercial Strategy (GCS). The project management function has been integrated into the MDC framework in order to provide direct expertise in the planning and execution of development activities. The MDC’s are therapeutically aligned as follows:

•	Cardiovascular/Metabolic
•	Infectious Diseases including DDW
•	Musculoskeletal/Inflammation/Gastrointestinal/Urology
•	Neuroscience (Psychiatry/Neurology)
•	Oncology
•	Respiratory

These matrix teams are responsible for maximising the worldwide development opportunities for each product within their remit so that all information needed to support the registration, safety programmes, pricing and formulary negotiations is available when it is required. Commercial input from GCS ensures that at an early stage regional marketing needs are fully integrated into development plans. Careful prioritisation across all phases of development ensures that a high potential and integrated portfolio is achieved.

The MDCs collaborate at an early stage with the CEDDs to define target product profiles for new molecules and with integrated technical development and manufacturing functions to ensure rapid, effective launch and delivery of the product. Innovative clinical programmes for lead molecules from the CEDDs are developed using cross-functional project teams.

Cross-functional input extends to focused life cycle management for products to deliver new indications and new presentations after the initial regulatory approval and commercial launch. Examples of life cycle management include the extended release formulation,Wellbutrin XL, and development programmes designed to deliver new indications such as the use ofLamictalfor bipolar disorder.

The first products under theGold Passinitiative, started in 2002,LevitraandWellbutrin XL, were launched in 2003. This designation, agreed between R&D, regional markets and manufacturing, is a key component of the portfolio and resource prioritisation and management process, to ensure that the resources placed behind key emerging assets yield the optimum commercial benefit as well as the maximum medical benefit to patients.Gold Passassets are of high value and strategic importance to GlaxoSmithKline and require specific organisational visibility and urgency to meet patients’ needs. Consequently, only a small number of assets receiveGold Passstatus at any one time, enabling the full focus of the organisation to be aligned. Two further products, 353162 for depression and 572016 for cancer, received theGold Passdesignation during the year.

In-licensing and research collaborations
GlaxoSmithKline has continued to identify compounds that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for both large and small companies.

Back to Contents

Description of businessGlaxoSmithKline	23

Since the Group was formed in December 2000, it has signed 36 major external collaborations, 24 for products in clinical development and a further 12 for products at pre-clinical stage. Compounds that were the subject of in-licensing or co-promotion deals during 2003 were:

•	a pulsatile drug delivery system from Advancis, for use in the controlled delivery of anti-microbials
•	controlled releaseMicropumptechnology from Flamel Technologies for use in developing new formulations
•	a nucleoside reverse transcriptase inhibitor from Medivir for the treatment of HIV infections
•	a fixed-dose combination tablet containing combinations of a long acting non-steroidal anti-inflammatory drug from POZEN and GlaxoSmithKline’s range of anti-migraine therapies, Imigran/ImitrexandNaramig/Amerge, to improve patient benefits in migraine
•	solifenacin, a muscarinic antagonist for co-promotion with Yamanouchi in the treatment of overactive bladder
•	a triple monoamine re-uptake inhibitor for attention-deficit hyperactivity disorder, NS2359 (372475), as part of a broad alliance covering a number of research programmes in central nervous system diseases, with NeuroSearch A/S.

Current collaborative ADI partnerships are: Cytokinetics Inc. (oncology: mitotic kinesin inhibitors), Shionogi & Co., (HIV and neurology programmes: potential broad based discovery collaboration in antimicrobials, oncology, metabolic and neurology), Tanabe Seiyaku Co. Ltd. (broad based: neurology, gastro-intestinal, urology, diabetes, respiratory), Exelixis Inc. (oncology, inflammation), Theravance Inc. (asthma), and Ranbaxy Laboratories Ltd. (broad based).

GlaxoSmithKline has one academic ADI partner in the UK and two in the USA. These are long term collaborative relationships in which the Group has committed funding for two years, with the option to renew for an additional three years. In addition, GlaxoSmithKline has already entered into a number of agreements with third parties to co-develop and then co-market certain compounds. These arrangements range from milestone payments to third parties to acquire rights to their intellectual property, to joint ventures to develop and commercialise specified compounds. Under many of these agreements the Group has obligations to make payments in the future if specified milestones are achieved. These financial commitments are summarised in Note 26 to the Financial statements, ‘Commitments’.

Discontinuations
All research and development carries a risk of failure commensurate with the extension of scientific knowledge of a compound and its effects. Not all lead compounds that are identified to possess positive activity against a validated target will prove to be safe enough to introduce to humans or feasible to manufacture on a commercial scale. GlaxoSmithKline R&D endeavours to ensure that as far as possible these risks are ameliorated by extensive predictive testing as early as possible in the development process. Despite these efforts, the ultimate test for a product remains the point at which it is administered to large numbers of patients with the disease. In 2003, GlaxoSmithKline and Merck KGaA reviewed the progress of the development programme for the SSRI + 5HT1a receptor partial agonist vilazodone. As a result, the companies agreed that the development programme should be terminated.

Other late-stage projects terminated during 2003 were the development of oxibendazole for helminth intestinal infections in Phase III and in Phase II, both 559090 for asthma and 810781 for the treatment of HIV.

Vaccines R&D
All vaccines R&D is conducted at GlaxoSmithKline’s biologicals centre in Rixensart, Belgium, including other related activities such as clinical development, regulatory strategy, commercial strategy, scaling up, production, packaging and all support functions. Over 1,000 research scientists are employed who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. Discovery work identifies new vaccines and these candidates are then expressed in yeast, bacteria or mammalian cells and purified to a very high level.

This is followed by formulation of the vaccine, which involves mixing antigens with selected adjuvants which will ultimately stimulate a good immune response in humans. The next step is to evaluate safety and efficacy of the candidate vaccine in in-vivo models. Once preclinical proof of concept has been established, the candidate vaccine is then tested in clinical trials in healthy individuals to evaluate safety and how effective the vaccine is in inducing an immune response to protect the body from disease encountered later in a natural setting. Large-scale field trials in healthy individuals follow to establish safety and efficacy in a cross section of the population. The results obtained during clinical trials and the development of a quality production process and facilities are then combined into a regulatory file which is submitted to the authorities in the various countries where the vaccine is to be made available.

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

GlaxoSmithKline acknowledges that use of animals for research purposes is a subject that rightly commands a high level of public interest. The full GlaxoSmithKline Public Policy Position 'The care and ethical use of animals in research’ is available on the website, www.gsk.com, or from Secretariat.

Research and development – Consumer Healthcare

The principal centres for Consumer Healthcare R&D are in the UK and in the USA. The focus of R&D is on the identification and rapid development of novel products that bring benefits to consumers in the OTC, Oral care and Nutritional healthcare markets. Consumer Healthcare liaises closely with Pharmaceuticals to maximise the Group’s assets, by finding applications for prescription products in the OTC marketplace.

Back to Contents

24	GlaxoSmithKlineDescription of business

Operating resources

Intellectual property

GlaxoSmithKline regards its intellectual property as a key business asset. The effective legal protection of intellectual property is critical in ensuring a reasonable return on investment in R&D. Intellectual property can be protected by patents, trade marks, registered designs, copyrights and domain name registrations. Patent and trade mark rights are regarded as particularly valuable.

Patents
GlaxoSmithKline’s policy is to obtain patent protection on all significant products discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets. Protection can also be obtained for new pharmaceutical formulations and manufacturing processes, and for new medical uses and special devices for administering products.

The basic patent position with respect to significant products is as follows:

Augmentin.The basic patent on the key active ingredient, potassium clavulanate has expired in all markets, except in Italy (2006c) and generic competition exists in most markets. Litigation concerning the clavulanic acid production strain is ongoing in the USA e.

Avandia and Avandamet.The basic patent on the active ingredient rosiglitazone is not due to expire until 2011a in the USA and 2013b in Europe. Patents on the commercial form of the active ingredient rosiglitazone maleate are not due to expire until 2015 in the USA and 2014b in Europe. Litigation concerning validity and infringement of the patents protecting these products is ongoing in the USA e.

Avodart.Patents on the active ingredient dutasteride have a normal expiry of 2013 (USA) and 2014 (Europe). Requests for extension of term of these patents are pending and are expected to extend these dates to 2015a in the USA and 2017b in Europe.

Combivir.The patents on the specific combination of lamivudine and zidovudine are not due to expire until 2012 in the USA and 2013b in Europe.

Coreg.GlaxoSmithKline is exclusive licensee under the US patent on the active ingredient carvedilol, which is not due to expire until 2007a.

Epivir.The patents on the active ingredient lamivudine are not due to expire until 2009a in the USA and 2011b in Europe.

Flixotide/FloventandFlixonase/Flonase.In the USA, the patent on the active ingredient fluticasone propionate had an initial expiry date in 2003, but this has been extended by virtue of paediatric exclusivity until May 2004. In most European countries protection is not due to expire until 2005b.

Imigran/Imitrex.The patents on the active ingredient sumatriptan are not due to expire until 2008 in the USA and 2006b in Europe, (2010c Italy). Litigation concerning validity and infringement of the patents protecting these products is ongoing in the USA e.

Lamictal.The patents on the active ingredient lamotrigine are not due to expire until 2008a in the USA and 2005b in most countries in Europe. Litigation concerning validity and infringement of the patents protecting this product is ongoing in the USA e.

Levitrad. The Group has co-promotion rights under the US patent on the active ingredient vardenafil which is not due to expire until 2018 in the USA. Pfizer has initiated legal action in the USA and certain other countries against Bayer and GlaxoSmithKline for alleged infringement of their patent with a broad method of treatment claim e.

Lexiva. GlaxoSmithKline is exclusive licensee under the patent on the active ingredient fosamprenavir, which is not due to expire until 2017 in the USA and 2018 in Europe.

Paxil/Seroxat.The patent on the active ingredient paroxetine is not due to expire until 2006 in the USA and Europe. Litigation concerning validity and infringement of the patents protecting these products is ongoing in the USA e. Generic competition has commenced in the USA, UK and certain other markets.

Retrovir.There are no patents on the active ingredient zidovudine. Patents covering pharmaceutical formulations containing zidovudine and their medical use are not due to expire until 2005 in the USA and 2006 in Europe.

Seretide/Advair.The patents on the specific combination of active ingredients salmeterol and fluticasone propionate are not due to expire until 2010 in the USA and 2013b in Europe. A challenge has been made to the patent in the UK e.

Serevent.Patents on the active ingredient salmeterol xinafoate are not due to expire until 2005b in most of Europe (2008b in France and 2009c in Italy) and until 2008 in the USA.

Trizivir.The patents on the specific combination of lamivudine, zidovudine and abacavir are not due to expire until 2016 in the USA and 2018b in Europe.

Valtrex.The patents on the active ingredient valaciclovir are not due to expire until 2009a in the USA and 2009b in Europe. Litigation concerning validity and infringement of the patents protecting this product is ongoing in the USA e.

Wellbutrin SRandZyban.Patents on the basic active ingredient have expired. Various formulation patents protect the currently marketedSR(sustained release) formulations, the latest of which is not due to expire in the USA until 2013. In Europe, regulatory data exclusivity provides protection until at least 2005 and until 2009 in some countries. Litigation concerning validity and infringement of the patents protecting these products is ongoing in the USA e. Generic competition to one of the dosage forms has already commenced in the USA and is expected shortly for other dosage forms.

Ziagen.The basic patents on the active ingredient abacavir are not due to expire until 2011a in the USA and 2014b in Europe.

Zofran.The basic patents on the active ingredient ondansetron are not due to expire until 2005 in the USA and 2005b in Europe, (2007c France and 2010c Italy). Patents on use in treating emesis expire in 2006. Litigation concerning validity and infringement of the patents protecting these products is ongoing in the USA e.

a	Including extension of term
b	Including extension of term by supplementary protection certificates
c	Including extension of term by national supplementary protection certificate, as notified following a recent change in Italian law but subject to legal challenges
d	Registered trademark of Bayer AG.
e	See Note 30 to the Financial statements.

Back to Contents

Description of businessGlaxoSmithKline	25

Trade marks
All of GlaxoSmithKline’s pharmaceutical products are protected by registered trade marks in major markets. In general, the same mark is used for a product in each market around the world, but there may be local variations. For example in the USA the trade markPaxilis used instead ofSeroxatandAdvairis used instead ofSeretide.

Trade mark protection may generally be extended for as long as the trade mark is used by renewing it when necessary. GlaxoSmithKline’s trade marks on pharmaceutical products generally assume an increasing importance when the patent for that product has expired in a particular country and generic versions of the product become available.

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

In addition to computer infrastructure, hardware and software, the IT organisation is responsible for voice and video technologies, monitoring business and technology trends that could have an IT impact on GlaxoSmithKline and preparing the Group for the risks associated with the latest information technology.

In 2003, IT focused on delivering increased value to the Group. Almost all basic IT services have improved in quality whilst at the same time the cost of these services has been reduced. Return on investment has been increased through the introduction of a new rapid low cost methodology for improving business processes without requiring major technology investments and by establishing a process to ensure that business application projects pay for themselves within one year.

Supporting key business processes
IT has developed web based tools that provide scientists with the information they need on candidate medicines. In this way, early phase R&D teams can draw up shortlists of molecules for consideration as possible treatments for specific diseases faster and with more confidence in the quality of the shortlist. Other areas in R&D where IT is playing an important role are high-throughput biology, laboratory automation, imaging, electronic data capture, document management and clinical data management.

Implementation of the Group’s Enterprise Resources Planning strategy has continued. Common applications for use in manufacturing plants and commercial units have been implemented in a number of sites. Standard transactions and middleware are being used to enable efficient movement across the supply chain whilst allowing for independent optimisation of commercial units at a regional or functional level as well as manufacturing.

Significant cost savings have been achieved through consolidation, simplification and standardisation of basic infrastructure such as networks, e-mail and business application hosting. A number of new central infrastructure services are being introduced including hosting for web based applications, information storage and document management.

Pro-active attention and management of computer virus threats resulted in minimal impact to continuity of business operations. Risk mitigation plans have been established in several important computing risk areas, including externally facing systems, data privacy, business continuity plans, outsourced business applications and compliance.

Transforming and extending business activities
Insights gained from genomics and proteomics are transforming the way that disease targets are identified and validated. Information obtained from external sources may now be integrated with internally generated information in a rapid and flexible manner, and subjected to further analysis to provide insights to support decision-making. Full advantage is being taken of advances in computer technology and increased processing power.

Access to information for regulatory agencies, clinical opinion leaders, healthcare professionals, patients and the public has been enhanced. Steps have been taken to reduce reliance on paper based processes for clinical trials and registration of new medicines through use of wireless, handheld technologies and the internet.

Many administrative processes including human resources, procurement and technology support have been streamlined by moving to a self-service model, which enables employees to be more self-sufficient and reduces the time and effort required to complete basic transactions. A major eLearning programme which allows employees to choose where and when to learn new skills while reducing training costs significantly has been introduced for sales force and technology training.

Introduction of extranet capabilities that enable the secure interaction between partners and suppliers has increased the effectiveness of the supply chain and collaboration with R&D alliance partners and prescribers.

Collaborating and assessing information
Enabling GlaxoSmithKline’s staff to be more productive remains a high priority. The adoption of standard global tools to support collaboration and information access are critical enablers to achieving this.

A standard intranet portal has been adopted and is now the primary communication channel for employees. Retrieval of important information has been made easier and faster through provision of a standard intranet searching capability.

Uptake of the Group’s standard collaboration product suite which enables employees to work collaboratively across multiple geographic and time zones increased significantly. Included in this product suite are high-quality video-conferencing facilities, instant messaging and on-line meeting services.

Progress is being made on the global implementation of a standard desktop which provides employees with improved access to information and business applications. A lower cost, light-weight web based desktop is also under development.

Back to Contents

26	GlaxoSmithKline Description of business

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

Communication and involvement
To stimulate employee engagement, a daily news service is in place on all business unit intranet sites. This includes daily Group news and announcements, an online news magazine service, the Chief Executive Officer’s home page and Q&A, and an online information resource to encourage employees to serve as company ambassadors. Where appropriate, the publication of media clippings is also accompanied by a Group position statement to ensure employee access to key messages on important issues.

An employee survey was undertaken during 2003 to determine employee satisfaction with communications channels and content, and more than 70 per cent of employees expressed satisfaction with them. An employee broadcast, hosted by the CEO and Chairman, Pharmaceuticals R&D, was held in December to recognise 2003 performance, remind employees of R&D pipeline information and reiterate global strategy for 2004. Share ownership schemes encourage participation as owners of the business, increasing awareness of short and long term business objectives. Global and local employee opinion surveys allow employees the opportunity to express their views and perspectives on important Group issues.

Diversity
The GlaxoSmithKline diversity initiative continued to focus on creating an inclusive work environment, aiming to enhance employee innovation and productivity, and measurably improve employee attraction, development and retention.

Last year marked the first annual Multicultural Marketing and Diversity Awards, with 78 entrants from five countries. The event highlighted activities that serve diverse employees, customers and stakeholders across GlaxoSmithKline’s global community.

The Group is committed to employment policies free from discrimination against potential or existing staff on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability. In particular GlaxoSmithKline is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support staff who become disabled.

Talent management and leadership development
Development planning is a key element in performance planning for all employees each year. Reviews are conducted in each business and function to ensure that a diverse talent pool is fully developed to meet future business needs, and that successors are identified for key positions.

Comprehensive leadership development opportunities are available to managers at all levels. These opportunities are targeted to help leaders to meet the challenges they face in a complex global organisation. They ensure leaders motivate teams and individuals to do their best work.

Human Resources services and information systems
GlaxoSmithKline’s human resource delivery strategy is designed to make the most of technology. Human Resources services and information are delivered through low cost, highly effective channels that make it easy for job candidates, employees, and retirees to access information about employment, compensation and benefits, policies and programmes. These include intuitive personalised web based tools, available to employees in many locations.

Property, plant and equipment

GlaxoSmithKline has invested over £4 billion in its property, with a carrying value in the Financial statements of almost £3 billion, with a further £3.7 billion, at carrying value, invested in plant and equipment and assets in construction. In 2003, GlaxoSmithKline invested £870 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2003, the Group had capital contractual commitments for future expenditure of some £171 million and in 2004 operating lease commitments of £120 million.

GlaxoSmithKline’s business is science-based, technology-intensive and highly regulated by governmental authorities. It allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. The research and development and manufacture of pharmaceuticals uses chemicals and hazardous materials. The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are referenced under ‘Responsibility for Environment, health and safety’ (page 27) and in Note 30 to the Financial statements, ‘Legal proceedings’. GlaxoSmithKline believes that its facilities are adequate for its current needs.

Back to Contents

Description of business GlaxoSmithKline	27

The business and society

Corporate responsibility

GlaxoSmithKline is committed to connecting business decisions to ethical, social and environmental concerns. Solid financial performance is closely connected to ethical business practices. The Group understands that it is not just how much profit it makes that matters. Stakeholders want to know how that profit is made and to be reassured of the sound ethical basis for the business. GlaxoSmithKline has identified the broad issues that have generated interest from stakeholders and reports on these each year in the Corporate Responsibility Report. This is available from Secretariat and on the website at www.gsk.com.

GlaxoSmithKline has a Corporate Responsibility Committee of Non-Executive Directors, which has oversight of corporate responsibility matters. It advises the Board on social, ethical and environmental issues that have the potential to impact seriously GlaxoSmithKline’s business and reputation. The Corporate Executive Team directs the Group’s corporate responsibility activities. The General Counsel is responsible for managing the overall programme.

Corporate responsibility issues and dialogue with stakeholders are managed in the most appropriate functions within GlaxoSmithKline rather than through a central department. This ensures they remain an integrated part of the everyday operation of the business. To facilitate policy development, implementation and communication, however, a cross-functional team was established at the beginning of 2002 to ensure a co-ordinated and comprehensive approach. This team, made up of representatives from the key business areas, ensures that policies are in place and mechanisms exist for their implementation and monitoring.

During 2003 the cross-functional team developed a set of corporate responsibility principles for GlaxoSmithKline. This sets out the approach to ten areas: standards of ethical conduct, leadership and advocacy, research and innovation, products and customers, access to medicines, employment practices, human rights, community investment, caring for the environment and engagement with stakeholders.

In some instances, such as caring for the environment and access to medicines, performance measures are already in place to support demonstration of progress. For other principles the potential for developing performance indicators to support effective management and communication is being explored further. The aim is to strike a balance between the desires of stakeholders for greater transparency about the operations of GlaxoSmithKline, and the realities and costs of running the business.

Further information on these issues may be found in the Corporate Responsibility Report 2003. An overview of three of the key corporate areas of Environment, health and safety, Access to healthcare and Community investments follow.

Responsibility for environment, health and safety

Environment, health and safety (EHS) is a key element of corporate responsibility for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate group reporting to the General Counsel that has overall responsibility for providing governance and leadership on EHS issues. The head of this group makes regular reports to the Corporate Executive Team (CET) and the Audit Committee. Within operations, line managers are responsible for EHS and are supported by site-based EHS and occupational health professionals.

EHS management
GlaxoSmithKline takes a systematic approach to managing EHS risks and impacts. A framework of information and programmes based on the global EHS standards guides the management of key aspects, impacts and risks throughout the organisation.

EHS assurance and improvement
As part of its governance responsibility, GlaxoSmithKline conducts EHS audits of its sites, key contract manufacturers and suppliers. The processes are based on assessing performance against the EHS standards and include quantitative performance measurement. In 2003, 31 sites were audited and three follow-up reviews were performed. As part of the continuous improvement process, progress was monitored on actions arising from issues raised on all audits.

In 2003, a pilot exercise was conducted with Global Manufacturing and Supply to investigate obtaining Group wide third party certification to the international standards on environmental and health and safety management systems (ISO 14001 and OHSAS 18001). Five sites achieved certification to both standards as part of this process. This is in addition to the 12 sites that had previously been individually certified to ISO 14001. The pilot confirmed the feasibility of the approach and the programme will continue on a voluntary basis. Global certification should be achieved in three to four years.

As part of the commitment to corporate social responsibility and the pro-active management of the GlaxoSmithKline manufacturing and supply base, 16 of the key contract manufacturers and suppliers were also assessed. This process evaluated the management of EHS risks and impacts based on the Group’s EHS requirements for contract manufacturers. Generally good performance was identified and recommendations were made where improvements were needed.

Objectives and targets
Objectives for 2003 focused on the theme of reducing key risks. The risks identified as most significant, based on past performance, were driver safety, ergonomics, chemical exposures, process safety, resilience and well being and emergency response.

Progress was made on all issues and work will continue into 2004. Objectives for 2004 will centre around emerging issues such as pharmaceuticals in the environment, chemicals policy and climate change, with a theme of responding to external EHS challenges.

Numerical targets for EHS improvements set in 2001 are to be accomplished over five years. The health and safety target is a reduction in lost time injury and illness rate by 15 per cent per year. Environmental targets include reductions in energy usage and associated greenhouse gas emissions, reductions in solvent emissions and the amount of waste and wastewater disposed. Progress toward meeting these targets is tracked every year and will be published on www.gsk.com. To date significant progress has been made towards achieving all EHS targets.

Performance improvement measures
GlaxoSmithKline measures the impact on the health and safety of people who work at its sites and the impact on the environment. The measure of impact on people is the lost time injury and illness rate, enough to result in lost time per 100,000 hours worked. The impacts on air, water and land are measured as metric tonnes of material emitted, waste disposed and the impact on natural resources is measured as cubic metres of water used and gigajoules of energy consumed.

Back to Contents

28	GlaxoSmithKline Description of business

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

Product stewardship
GlaxoSmithKline has a global standard for product stewardship that establishes requirements for responsible and ethical management of EHS aspects of products throughout their life cycles. Product stewardship provides a systematic way to identify product or process risks early, so that they may be mitigated, managed and ultimately eliminated. Integrating product stewardship into business activities protects people and the environment, enhances compliance with local regulatory requirements and avoids interruption of product supply.

Environmental sustainability
The concept of sustainable development is central to the Group’s environmental programmes. Work has started towards eventual environmental sustainability by mitigating environmental impacts and looking at ways to improve production efficiency. The use of renewable resources and the overall balance of the consumption of resources with the generation of waste will be investigated in the future. The Group has a standard on sustainable development that defines the approach from discovery through manufacturing to sales. Environmental sustainability starts with R&D. As part of the support for R&D, a toolkit has been developed to assist in the selection of green chemistries and processes.

Access to healthcare in the developed world

GlaxoSmithKline plays an active part in improving healthcare of people who have limited access to medicines. Our Orange Card scheme has helped more than 150,000 senior American citizens on low incomes to save on the medicines they buy. In 2003, the group reinforced its commitment to this programme until at least 2006.

This brings company-sponsored savings programmes into a single card, extending the possible savings at the pharmacy counter to more than 170 widely prescribed medicines with this easy to use card. Together Rx participants are able to save up to 40 per cent off the usual amount paid for prescriptions. By the end of 2003 approximately 1.2 million people had joined this programme.

Access to healthcare in the developing world

Access to healthcare in developing countries remains a unique challenge to the global community. The problem, which is rooted in poverty, demands a significant mobilisation of resources and a true spirit of partnership. It must be tackled as a shared responsibility by all sectors of global society. The Group does not have the mandate, expertise or resources to address the underlying problems that exist. However, GlaxoSmithKline continues to play a vital role, through its commitment to R&D into diseases particularly prevalent in the developing world, through its programme of preferential pricing for its anti-retrovirals (ARVs), anti-malarials and vaccines, and through its community investment activities and partnerships.

R&D for diseases of the developing world
Growing anti-infective resistance to current treatments, inadequate healthcare infrastructure and poor patient compliance to complex treatment regimens continues to drive the need for investment in R&D into new drugs and vaccines for diseases that affect the developing world.

GlaxoSmithKline believes that it has the industry’s most extensive portfolio of products and R&D projects for diseases of the developing world. It undertakes R&D into the prevention and treatment of all three of the World Health Organization’s (WHO) priority diseases in the developing world - HIV/AIDS, tuberculosis (TB) and malaria.

In addition to the R&D on HIV/AIDS, GlaxoSmithKline has an R&D team (based in Spain and the UK) dedicated to treatments for Diseases of the Developing World. Projects are prioritised primarily on their socio-economic and public health benefits rather than on their commercial returns. The Group currently has over 19 R&D projects and programmes of relevance to the developing world, nine of which are aimed at producing vaccines and medicines for diseases that disproportionally affect developing countries.

The Group is increasingly involved in public-private partnerships to enable a wide range of projects to be undertaken. 2003 saw one of the first tangible outputs of such partnerships with the launch of the anti-malarial, Lapdap. The result of a collaboration between the WHO, the UK government, the University of Liverpool and the London School of Hygiene and Tropical Medicine, with support by an initial grant from the Wellcome Trust, Lapdap has already been launched in a number of African countries.

Preferential pricing arrangements
GlaxoSmithKline has offered its vaccines to public health programmes at significant discounts for over 20 years. The Group also sets a single, sustainable, not-for-profit price for each of its ARVs and anti-malarials to a wide range of customers in the least developed countries and sub-Saharan Africa, as well as projects fully-funded by the Global Fund to Fight AIDS, TB, and Malaria. This means that the not-for-profit prices are offered in a total of 100 countries. GlaxoSmithKline is committed to contributing to health improvements in a sustainable manner.

The preferential prices for GlaxoSmithKline ARVs and anti-malarials are therefore set at levels at which no profit is made, but direct costs are covered, allowing supply to be sustained for as long as required. The Group has undertaken to reduce these prices whenever possible and was able to meet this commitment twice in 2003.

Back to Contents

Description of business GlaxoSmithKline	29

Preferential pricing is improving access. The Group has 175 arrangements, covering 56 of the world’s poorest countries, to supply ARVs at preferential prices. Customers include governments, non-governmental organisations (NGOs), hospitals, academic institutions and private employers.

The offer of not-for-profit prices requires a sustainable framework, combining the Group’s commitment to preferential pricing with commitments from governments to avoid price referencing against preferentially priced medicines and to help prevent product diversion. GlaxoSmithKline has taken steps to minimise the threat of diversion and is now able to supply 57 countries with Combivir in a special access pack. Similar efforts are underway to secure widespread regulatory approval for Trizivir and Epivir access packs and to colour differentiate the product, not just the packaging.

However, this alone will not fully deter illegal traders who are experts in the repackaging of medicines. GlaxoSmithKline therefore welcomed the political commitment to prevent diversion that arose from the G8 Summit in June 2003, and the European Union Anti-Diversion Regulation of May 2003. Other countries should be encouraged to take similar steps and ensure the introduction, and strict enforcement of, measures to counter this trade, the main beneficiaries of which are the illegal importers.

In October 2003, GlaxoSmithKline extended the voluntary licence granted to Aspen Pharmacare, sub-Saharan Africa’s largest generics company, for the manufacture and sale of Combivir, Epivir and Retrovir. The licence was previously limited to only the public sector in South Africa and Zimbabwe. The Group has now extended the licence to cover both the public and private sectors across all of sub-Saharan Africa.

Success through partnership
GlaxoSmithKline continues to build on its history of community investment programmes and support for better healthcare delivery and education in under-served communities in the developing world. The Group does this through active engagement with other external stakeholders. During 2003, it consulted and worked with governments of both the developed and developing world, the UN, the WHO, NGOs and with the investment community.

Much was achieved in 2003, specifically around HIV/AIDS funding, thanks to initiatives such as the Global Fund and President Bush’s Emergency Plan for AIDS Relief. However, a significant increase in resources is still needed and it is also important to maintain incentives for R&D through protection of intellectual property. There is, for example, neither a cure nor a vaccine for HIV/AIDS.

GlaxoSmithKline will continue with its vital contribution to improving healthcare in the developing world. However, real progress will only occur if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society - governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.

Global community investment

GlaxoSmithKline’s global community investment activities in 2003 were valued at £338 million. This included £125 million for the Group’s Patient Assistance Programs and other medicine donations for low income groups in the USA, and £105 million of humanitarian product donations. This total was equivalent to 5.3 per cent of Group profit before tax and included £17 million in costs to manage and deliver community programmes in more than 100 countries.

Many of the programmes are long term commitments that help bring about sustainable change in underserved communities. The Group’s community investment activities are mainly focused on health and education and include:

Public health programmes
The Global Alliance to Eliminate Lymphatic Filariasis
GlaxoSmithKline’s flagship community programme aims to eliminate this disfiguring mosquito-borne disease from the world by 2020. The company has committed to provide as much of the anti-parasitic drug albendazole as required (an estimated 5-6 billion preventative treatments) to treat the one billion people at risk in 80 countries.

GlaxoSmithKline and WHO were founders of the Global Alliance to Eliminate Lymphatic Filariasis (LF), a unique partnership which includes Ministries of Health in endemic countries, nongovernmental organisations, community-based organisations, academic institutions, international organisations and the private sector.

In 2003, the fifth year of the programme, 94 million tablets, worth almost £11 million at wholesale acquisition cost, were donated to 34 countries. As part of this ongoing preventative programme, GlaxoSmithKline shipped 10 million albendazole tablets to the Sri Lanka Ministry of Health, which mobilised 50,000 healthcare workers and volunteers to treat 10 million people in a single day in July. It was one of the largest community treatment programmes of its type to take place in the developing world. In addition, the Group gave grants of almost £1 million and staff expertise to support the activities of the Global Alliance to Eliminate LF, including advocacy, research, community mobilisation and educational initiatives.

GlaxoSmithKline’s Positive Action on HIV/AIDS
2003 marked the 11th year of Positive Action, GlaxoSmithKline’s pioneering global programme of HIV education, care and community support. During 2003 Positive Action supported 38 programmes in 34 countries with 28 partners. Positive Action has a focus in sub-Saharan Africa because of the magnitude of the HIV/AIDS pandemic there, but the programme also supports affected communities in other countries around the world.

Support included a grant of £20,000 to the Movement of Men Against AIDS in Kenya (MMAAK) to encourage men’s engagement and involvement with all aspects of the HIV/AIDS crisis, since men are commonly the decision-makers in the workplace, government and religious institutions. Another example of support of vulnerable communities was a grant of £50,000 to +VE, a UK-based NGO, to develop a low-cost health education resource on HIV, hepatitis and sexual health for use in UK prisons.

Back to Contents
30	GlaxoSmithKline Description of business

To help address the growing HIV/AIDS problem in China, the Group provided £300,000 to the British Red Cross and Australian Red Cross for a three-year programme to prevent the spread of HIV through training young people and drug users in HIV prevention and life skills.

In Russia and Ukraine, where there is a rapidly increasing incidence of HIV/AIDS, GlaxoSmithKline has provided funding to establish and support national networks of positive people to help them advocate for HIV education, prevention, care and treatment services. In addition, the Group granted $1.6 million over two years to support the work of two HIV/AIDS clinics in Malawi and Uganda.

The GlaxoSmithKline African Malaria Partnership
The GlaxoSmithKline African Malaria Partnership supports three behavioural development programmes working in seven African countries. During 2003, the Group disbursed the first grants of a $1.5 million commitment to its partners; Freedom From Hunger, AMREF and Plan International. The programmes are expected to benefit nearly two million people and focus particularly on young children and pregnant women, encouraging effective prevention measures, prompt treatment and antenatal malaria management.

Regional community initiatives
United Kingdom
GlaxoSmithKline contributed £4 million in 2003 to its continuing corporate programme of charitable activities in the UK. These support over 200 projects within the areas of health, medical research, science education and the arts and the environment. In addition GlaxoSmithKline companies in the UK provided a further £7.1 million for community purposes, giving a combined total of £11.1 million in support of projects in the UK.

To further medical research, a total of £354,000 was provided to Epilepsy Research Foundation, International Spinal Research Trust, National Osteoporosis Society and Tommy’s, the baby charity.

GlaxoSmithKline’s annual UK Impact Awards recognise excellence in the work of voluntary community health organisations across the UK. In 2003, 10 UK charities each received an unrestricted award of £25,000, for their work dealing with issues as diverse as sexual abuse, mental health, elderly day care and disability.

A donation of almost £170,000 was made to the charity Beating Bowel Cancer for a national awareness campaign about bowel cancer, the UK’s second most deadly cancer, aimed at highlighting the symptoms and promoting early diagnosis to save lives.

GlaxoSmithKline hopes to encourage the next generation of scientists through supporting science education programmes that give science context and enhance science teaching. The Group has committed £1 million over four years in support of Phase Two of the new Darwin Centre at the Natural History Museum in London. GlaxoSmithKline continued to support the INSPIRE (INnovative Scheme for Post-docs in Research and Education) scheme, developed in partnership with Imperial College London and the Specialist Schools Trust, with a £1 million donation over four years. INSPIRE aims to raise achievement in science by placing post-doctoral researchers in specialist science schools to assist with science teaching and to study for a teaching qualification.

Other 2003 education programmes included £100,000 for Science Across the World, an international education programme that uses web based resources to promote discussion of science issues within and between schools in almost 100 countries. For the seventh year, the Group sponsored the Royal Institution Christmas Lectures broadcast by Channel Four television, which give young people the opportunity to be inspired by eminent scientists.

As part of GlaxoSmithKline’s commitment to the environment, the Group sponsored ‘Go-Wild’, a one-off ‘living’ festival at the Royal Botanic Gardens Kew, which received over 500,000 visitors from May to September 2003.

Europe
Corporate programmes in Europe in 2003 focused on improving children’s health with total funding of £1 million supporting a range of long-term programmes. In addition, GlaxoSmithKline companies in Europe provided a further £12 million for regional community activities.

The European Forum for Families and Children Living with HIV/AIDS received £150,000. This three year programme works with young people in Italy, Portugal, Romania, Russia and Spain to alleviate HIV-associated stigma and discrimination.

Barretstown in Ireland and L’Envol in France, which support European children with cancer and life-threatening illnesses to rediscover their own inner strength and self-esteem, received £300,000 and £100,000, respectively.

GlaxoSmithKline continued to support the charity HealthProm and the Azerbaijan Health Ministry, investing £83,000 in 2003 for the fourth year of a safe childbirth initiative to benefit 228,000 refugees.

Zippy’s Friends, a school programme run by Partnership for Children to teach coping skills to young children in Denmark and Lithuania, continued to receive funding of £200,000, and extended its reach to the UK and India.

North America
Corporate programmes in North America focused on improving public education and access to better healthcare for children and seniors with funding of $15 million. A further $62.3 million was donated by the Group’s US based businesses to regional community activities.

Examples of GlaxoSmithKline’s contribution to improving healthcare include a three-year grant of more than $2 million which has helped expand The Children’s Health Fund’s Referral Management Initiative (RMI) into seven US states, ensuring continuity of specialist medical care for high-risk children who are often homeless.

The GlaxoSmithKline SHARE Recognition Awards have recognised the work of small community-based organisations that aim to improve the health of older people across diverse cultures. In 2003, six organisations received a total of $450,000, providing extra support to launch new programmes or to strengthen ongoing initiatives.

The annual USA Impact Awards acknowledge and reward excellence in the non-profit healthcare sector, in the Greater Philadelphia area. In 2003, nine charities each received an unrestricted award of $40,000 for their work dealing with issues as diverse as child abuse, breast cancer and sexual and reproductive health.

Back to Contents
Description of business GlaxoSmithKline	31

The Group’s efforts to improve public education included a grant of $383,000 for ‘Science in the Summer’, a free library-based science education programme in the Philadelphia area teaching basic scientific concepts to children. Now in its 17th year, more than 60,000 children have participated in the programme.

The University of North Carolina at Chapel Hill received $250,000 as part of an overall $1.25 million grant for a travelling science laboratory to help improve science teaching and encourage underserved students to pursue careers in science.

The US pharmaceuticals group launched GlaxoSmithKline Healthy Communities in 2003, a health education and outreach programme to advance healthy living among African Americans. The Congressional Black Caucus Foundation has to date received $250,000 as part of a $500,000 grant over a four year period to help support high school graduates and college students interested in pursuing careers in science or medicine.

International
Over and above the Group’s corporate public health programmes in developing countries, other corporate programmes in the International region addressed health education and mobilisation, providing funding of £1 million in 2003.

The Group provided £244,000 to the PHASE initiative (Personal Hygiene and Sanitation Education) in Kenya, Zambia, Nicaragua and Peru. During the last four years, PHASE has provided education to 150,000 school children to reduce diarrhoea-related disease and death.

In Ethiopia the Group provided £100,000 for the Integrated Management of Childhood Illnesses (IMCI) in partnership with WHO and Unicef. This enables families to improve key household practice and behaviours that will have a significant impact on child survival rates, and their growth and development.

In Pakistan, the National Commission for Human Development (NCHD) received £48,000 to focus on improving maternal health in rural areas.

Product donations
GlaxoSmithKline donates essential products, such as antibiotics, for humanitarian relief efforts. Donations are made at the request of governments and major charitable organisations and may be manufactured specifically to meet these requirements. GlaxoSmithKline works in partnership with charitable organisations who deliver relief, including AmeriCares, InterChurch Medical Assistance, MAP International and Project HOPE, and ensure the right product reaches the right person at the right time. For example, the Group donated vital medicines for the first airlift into Iraq in April and for an aid flight to Kosovo, organised by AmeriCares. GlaxoSmithKline also provided relief following earthquakes in India and flooding in Nicaragua.

In 2003, the total value of the Group’s international humanitarian product donations was £105 million. This excludes albendazole donated as part of the Group’s commitment to the lymphatic filariasis elimination programme. Product donations are valued at wholesale acquisition cost which is the wholesale list price, not including discounts, and is a standard industry method.

Employee involvement
GlaxoSmithKline employees are encouraged to contribute to their local communities through employee volunteering schemes. Support varies around the world but includes employee time, cash donations to charities where employees have completed voluntary work and a matching gifts programme. In many countries, GlaxoSmithKline offers tax-efficient options for employee giving in accordance with local taxation guidelines.

In 2003, in the USA, the Group matched more than 14,660 employee gifts at a value of $3.8 million.

The Group also matched the $1.3 million of employee donations to the federal United Way campaign in the USA, giving a combined contribution of $2.6 million. In addition, GlaxoSmithKline’s Investment in Volunteer Excellence (GIVE) programme provided over 1,000 grants to charitable organisations in the USA where employees or their partners have volunteered at least 50 hours in the year.

GlaxoSmithKline’s Making a Difference programme in the UK provided grants of £286,000 to over 450 non-profit organisations or registered charities based on employee involvement.

Foundations
GlaxoSmithKline does not operate a single charitable foundation for its community investment programmes but has a number of country-based foundations in Canada, the Czech Republic, France, Italy, Romania, Spain and the USA.

Over the last five years, the GlaxoSmithKline France Foundation has supported 32 programmes in 13 African countries to improve HIV/AIDS prevention education, training and care. By 2005 over 240,000 people are expected to have benefited. In 2003, the Foundation provided £506,000 or 733,000 in funding to 17 ongoing initiatives as part of this five year commitment.

The North Carolina GlaxoSmithKline Foundation in the USA is an endowed, self-funding organisation which operates as a separate entity. The Foundation publishes its own Annual Report, which is available on request, and uses its asset base to support mathematics, science and health education in North Carolina. In 2003, this Foundation made donations totalling just over $2 million which is included in the Group’s total community investment figure.

Back to Contents

32	GlaxoSmithKline

Back to Contents

GlaxoSmithKline	33

Corporate governance

This section discusses GlaxoSmithKline’s management structures and governance procedures.

It contains the company’s reporting disclosures on corporate governance required by the Combined Code on Corporate Governance of the UK Listing Authority (1998 Code); including the required statement of compliance.

It also gives details of the principles and provisions of the new Combined Code on Corporate Governance of the Financial Reporting Council (2003 Code), with which GlaxoSmithKline is required to comply from 1st January 2004 and report on in the 2004 Annual Report. The measures implemented to achieve this are described in this section.

Further, the company reports on compliance with the relevant US laws and regulations that apply to it.

34	The Board
35	Corporate Executive Team
36	Governance and policy
37	Dialogue with shareholders
38	Annual General Meeting
38	Internal control framework
40	Committee reports
41	The Combined Code
42	US law and regulation

Back to Contents

34	GlaxoSmithKline Corporate governance

The Board

Sir Christopher Hogg (Aged 67)
Appointed on 23rd May 2000
 Non-Executive Chairman. Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC and a member of the Supervisory Board of Air Liquide S.A. and Chairman of The Royal National Theatre.

Dr Jean-Pierre Garnier (Aged 56)
Appointed on 23rd May 2000
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

John Coombe (Aged 58)
Appointed on 23rd May 2000
Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG and the Code Committee of the UK Takeover Panel.

Dr Michèle Barzach (Aged 60)
Appointed on 23rd May 2000
Non-Executive Director. Dr Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is a member of the International Cooperation High Council, Chairman of the Board of Equilibres et Populations and Director of the Board of Project Hope. International consultant in health strategy, she was formerly French Minister of Health and Family.

Lawrence Culp (Aged 40)
Appointed on 1st July 2003
Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Crispin Davis (Aged 54)
Appointed on 1st July 2003
Non-Executive Director. Mr Davis is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was Group Managing Director of United Distillers and a member of the main board of Guinness plc. He spent his early career with Procter & Gamble.

Sir Peter Job (Aged 62)
Appointed on 23rd May 2000
Non-Executive Director. Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc. and Instinet Group Inc. He is also a member of the Supervisory Boards of Deutsche Bank AG and Bertelsmann AG.

John McArthur (Aged 69)
Appointed 23rd May 2000
Non-Executive Director. Mr McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of BCE Inc., BCE Emergis Inc., Cabot Corporation, HCA Corporation, Koc Holdings A.S., Rohm and Haas Company, Telsat Canada and The AES Corporation. He is also Senior Advisor to the President of the World Bank.

Donald McHenry (Aged 67)
Appointed on 23rd May 2000
Non-Executive Director. Mr McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. His other Non-Executive directorships include The Coca-Cola Company, FleetBoston Financial Corporation, International Paper Company and AT&T Corporation.

Sir Ian Prosser (Aged 60)
Appointed 23rd May 2000
Non-Executive Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman of Six Continents PLC and the World Travel & Tourism Council and is Non-Executive Deputy Chairman of BP plc. He is a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 65)
Appointed 23rd May 2000
Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapiro (Aged 63)
Appointed on 23rd May 2000
Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals, Inc. She holds a PhD in molecular biology from Albert Einstein College of Medicine.

Sir Robert Wilson (Aged 60)
Appointed on 1st November 2003
Non-Executive Director, Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto plc.

Dr Tachi Yamada (Aged 58)
Appointed on 1st January 2004
Chairman, Research & Development. Dr Yamada was formerly a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He is a member of the Board of Directors of diaDexus, Inc. and is a Trustee of the Rockefeller Brothers Fund.

Other Directors
Sir Roger Hurn, Non-Executive Deputy Chairman and Mr Paul Allaire, Non-Executive Director, both retired from the Board on 5th June 2003.

Details of membership of the Board Committees may be found on page 36.

Back to Contents
Corporate governance GlaxoSmithKline	35

Corporate Executive Team (CET)

JP Garnier
Chief Executive Officer
As Chief Executive Officer, Dr Garnier is responsible for the management of the Group. He oversees all operational aspects including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy
Senior Vice President and General Counsel
Mr Bondy is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

Ford Calhoun
Chief Information Officer
Dr Calhoun is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, he joined Smith Kline & French in 1984.

John Coombe
Chief Financial Officer
As head of the finance function, Mr Coombe is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.

Marc Dunoyer
President
Pharmaceuticals Japan
Mr Dunoyer was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig
President
Pharmaceuticals International
Dr Greig leads the pharmaceutical operations outside the USA and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Dan Phelan
Senior Vice President
Human Resources
Mr Phelan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.

David Pulman
President
Global Manufacturing & Supply
Dr Pulman is responsible for the global manufacturing and supply chain network. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President
Pharmaceutical Operations
Mr Stout is responsible for the global pharmaceuticals and vaccines businesses. He joined SmithKline Beecham in 1996 as head of its US Sales and Marketing, and was President, US Pharmaceuticals, until his current appointment in January 2003.

Chris Viehbacher
President
US Pharmaceuticals
Mr Viehbacher has been responsible for US pharmaceuticals since January 2003. He joined Wellcome in 1988 and became Director, Continental Europe at Glaxo Wellcome in 1999. He was responsible for GlaxoSmithKline’s European Pharmaceuticals business before his current appointment.

Andrew Witty
President
Pharmaceuticals Europe
Mr Witty has been responsible for the Group’s pharmaceuticals operations in Europe since January 2003. He joined Glaxo in 1985 and at GlaxoSmithKline was Senior Vice President, Asia Pacific, until his current appointment.

Tachi Yamada
Chairman
Research & Development
Dr Yamada leads the Group’s complex business of drug discovery and development creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D Pharmaceuticals in 1999. He was appointed to the Board of Directors on 1st January 2004.

Jennie Younger
Senior Vice President
Corporate Communications & Community Partnerships
Mrs Younger is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations.

Jack Ziegler
President
Consumer Healthcare
Mr Ziegler is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Other members
Mr Pien left the Group on 31st March 2003 to pursue another role in the pharmaceutical industry. Mr Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and attends CET meetings in that capacity.

Back to Contents
36	GlaxoSmithKline Corporate governance

Governance and policy

The Board and Executive
The Directors are listed under ‘The Board’ (page 34).

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Board comprises three Executive and eleven Non-Executive Directors. Whilst the Board considers all its Non-Executive Directors to be independent in character and judgement in accordance with the 1998 Code, it has determined that four Non-Executive Directors – the Chairman, Dr Barzach, Mr McHenry and Dr Shapiro – should not be considered as ’independent’ under the 2003 Code. In the case of the Chairman and Mr McHenry this is due to their length of service with GlaxoSmithKline and its predecessor companies and, in the case of Drs Barzach and Shapiro, due to remuneration that they have received from the Group in other capacities. These four Non-Executive Directors have resigned their positions on the Board Committees where independence is required under the 2003 Code.

The Board considers that Mr McArthur, Dr Schmitz, Mr Culp, Mr Davis, Sir Peter Job, Sir Ian Prosser and Sir Robert Wilson are independent under the 2003 Code. The Board noted that Dr Schmitz and Mr McArthur are associated as Non-Executive Directors of other public companies, Rohm and Haas Company and Cabot Corporation, but did not consider the associations to be of sufficient economic significance to compromise their independence.

At the date of publication, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors, in accordance with the recommendations of the 2003 Code.

Dr Barzach, Mr McArthur and Mr McHenry will be retiring from the Board at the conclusion of the Annual General Meeting (AGM) on 17th May 2004. Following their retirement (and assuming that the other Directors seeking election or re-election at the AGM are elected or re-elected), the Board will comprise three Executive Directors and eight Non-Executive Directors with a majority of the Board, excluding the Chairman, being independent Non-Executive Directors.

Sir Christopher Hogg is Non-Executive Chairman and Dr Garnier is Chief Executive Officer (CEO). The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees, communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the company’s website. Sir Ian Prosser was appointed Senior Independent Director with effect from 1st January 2004. Sir Roger Hurn was Senior Independent Director from 1st January 2003 to 5th June 2003.

Board process
The Board has the authority, and is accountable to shareholders, for ensuring that the company is appropriately managed and achieves the strategic objectives agreed by the Board. The Board discharges those responsibilities by supervising overall budgetary planning, treasury planning and business strategy.

The Board reviews the company’s internal controls and risk management policies and approves its governance structure and code of ethics. The Board reviews and also approves major financing, investment and contractual decisions in excess of defined thresholds. In addition to these items, the Board evaluates and monitors the performance of the Group as a whole. This includes:

•	engaging at Board meetings with the CEO, the other Executive Directors and members of the CET as appropriate, on the financial and operating performance of GlaxoSmithKline and external issues material to the Group’s prospects

•	evaluating progress toward the achievement of the Group’s financial and business objectives and annual plans

•	monitoring, through reports received directly or from various committees, the key significant risks facing the Group.

The Board has overall responsibility for succession planning for the CEO position. The Board has given the CEO broad authority to operate the business of the Group and the CEO is accountable for, and reports to the Board on business performance.

The Board met six times in 2003 and each Director attended every meeting held during their tenure.

The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure to enable them to do so.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board Committees

The Board has established a number of Committees and provides sufficient resources to enable them to undertake their duties. Current membership of these Committees is given in the table

The following is a summary of the role and terms of reference of each Committee. The full terms of reference of each Committee can be obtained from the Company Secretary or the Corporate governance section of the company’s website.

Back to Contents
Corporate governance GlaxoSmithKline	37

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year. The Report of the Audit Committee is given on page 40.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. Information on the remuneration of Directors is given in the Remuneration Report on pages 43 to 58.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors of whom a majority are independent and meets at least once a year to consider succession planning and otherwise as necessary. The Report of the Nominations Committee is given on page 41.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the Annual General Meeting, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

Corporate Responsibility Committee
The Corporate Responsibility Committee (formerly the Corporate Social Responsibility Committee) consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for annual governance oversight of the Group’s worldwide donations and community support. The Committee meets formally twice a year and has further meetings and consultations as required.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and of certain corporate transactions. The Committee consists of the Directors, Corporate Executive Team members and the Company Secretary. The Committee meets as necessary.

Evaluation of the Board, Board Committees and Directors
In 2003 the Board initiated a systematic approach to evaluation. The performance evaluation of the Board, its Committees and Directors was undertaken by the Chairman and implemented in collaboration with the Committee Chairmen and with the support of the Company Secretary.

The evaluation was conducted by way of private discussion between the Chairman and each of the Directors. The Chairman was assisted in preparing and conducting the evaluation by an external adviser, who conducted separate interviews with each of the Directors. This enabled Directors’ perspectives on the Chairman’s performance to be fed back to the Chairman and the full Board. Performance evaluations of Board Committees were conducted on behalf of the Chairman by the Chairmen of the respective Board Committees.

Corporate Executive Team
The CET assists the CEO in the executive management of the Group. The CET meets 11 times per year. The members and their responsibilities are listed under ‘Corporate Executive Team’ (page 35).

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The CEO and CFO give presentations on the final year end results to institutional investors, analysts and the media in London and in New York. In addition, there are teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. These presentations may also be accessed on the company’s website.

The AGM takes place in London and formal notification is sent to shareholders at least one month in advance. At the Meeting a business presentation is made to shareholders and all Directors able to attend are available, formally during the Meeting, and informally afterwards, for questions. Details of the 2004 AGM are set out in the section ‘Annual General Meeting’ (page 38).

To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector specific issues as well as general shareholder preferences. With respect to the general perspectives of shareholders, each year the Non-Executive Directors receive an external review of shareholder opinion which, in 2003, was presented in May. In October 2003, the full Board received a presentation from a leading financial analyst specialising in the pharmaceutical sector.

The CEO and CFO maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. They both speak regularly at external conferences and presentations.

The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.

The company’s website gives access to current financial and business information about the Group.

Back to Contents

38	GlaxoSmithKline Corporate governance

Share buy-back programme
In October 2002, following the completion of the £4 billion share buy-back programme announced in 2001, the company announced plans for a further £4 billion share buy-back programme. The programme covers purchases by the company of shares for cancellation or to be held as Treasury Shares, in accordance with the authority given by shareholders at the company’s Annual General Meeting in 2003. In total £980 million was spent during 2003.

In May 2003 the company was authorised to purchase a maximum of 600 million shares (617 million shares in May 2002) and 81 million shares were purchased for cancellation during 2003, (see Note 27 to the Financial statements, ‘Share capital and share premium account’). The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Donations to Political Organisations and EU Political Expenditure
At the AGM in May 2001, 2002, and 2003 shareholders authorised the company to make donations to EU Political Organisations and to incur EU Political Expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. Although the company does not and has not intended to make donations to political parties, within the normal meaning of that expression, the definition in the legislation of ’EU Political Organisation’ can extend to bodies including those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment in which the company and its subsidiaries might wish to support. The Group made donations to non-EU Political Organisations totalling £353,000 during 2003. No donations were made to EU Political Organisations.

Annual General Meeting

The AGM will be held at 2.30pm on Monday, 17th May 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:

•	Receiving and adopting GlaxoSmithKline's 2003 Annual Report

•	Approving the 2003 Remuneration Report
The Remuneration Report on pages 43 to 58 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration including those required by the Companies Act 1985 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

•	Retirement, election and re-election of Directors
Mr Lawrence Culp, Mr Crispin Davis, Sir Robert Wilson and Dr Tachi Yamada, each of whom were appointed Directors since the last AGM, will offer themselves for election to the Board.

Sir Christopher Hogg will retire and offer himself for re-election to the Board under article 93 of the company’s Articles of Association.
Biographical details for each Director are given under ‘The Board’ (page 34).

Dr Barzach, Mr McArthur and Mr McHenry will retire from the Board at the conclusion of the AGM.

•	Re-appointment of Auditors
Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

•	Special business
The company will seek to renew its authority to:

• make donations to EU Political Organisations and incur EU Political Expenditure
• give the Directors authority to dis-apply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of five per cent of the current issued share capital
• obtain authority to purchase its own Ordinary Shares up to a maximum of just under ten per cent of the current issued share capital.

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GlaxoSmithKline is as follows.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the company, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee which receives reports from those individuals identified in the Committee’s Report on page 40. It is the responsibility of management through the CET to implement Board policies on risk and control. The CET is responsible for identifying, approving and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation, and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems, and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly during the year.

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

Back to Contents

Corporate governance GlaxoSmithKline	39

In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance groups (for example Corporate Environment, Health and Safety and Worldwide Regulatory Compliance) assist in the dissemination, implementation and audit of these standards.

The internal control framework also relies on the Risk Oversight and Compliance Council (ROCC), which reports to both the CET and the Audit Committee, as well as other business unit Risk Management and Compliance Boards (RMCB), to help identify risks and to provide guidance to the risk management and compliance initiatives at the corporate and business unit levels. The ROCC is chaired by the Corporate Compliance Officer (CCO) and meets regularly to review and assess significant risks and mitigation plans directed against those risks. While the ROCC has oversight of the risks deemed significant to the Group, each RMCB oversees risks important to its business or function, thus increasing the active management of risks across the Group. The Corporate Ethics and Compliance Department (CEC), is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy. The CCO, who also manages the CEC, assists in the coordination of the risk management activities among the various compliance and audit functions across the Group.

For details of risks affecting the Group, see Note 30 to the Financial statements, ‘Legal proceedings’ and ‘Risk factors’ on pages 74 to 76. Areas of potentially significant risk that are subject to regular reporting to and by the ROCC include the following.

Human resources
The legal requirements regarding discrimination and harassment, the integrity of the workforce, including pre-employment screening, and the control and use of contractors and temporary staff are risks inherent in a Group with over 100,000 employees.

Research and development
Safety of marketed products is a potentially significant risk and a matter of great concern to GlaxoSmithKline, as is the conduct of laboratory practices and clinical practices trials in R&D. These must be in accordance with applicable laws and regulations as well as with corporate standards that may exceed such requirements. All pharmaceutical products bring with them benefits and risks, including potential side effects. Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. In spite of these efforts, when drugs are introduced into the marketplace, unanticipated side effects may become evident. The Group views the use of animals and human tissue in the testing required to develop new products as another risk.

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

Legal and intellectual property
Product liability, intellectual property and antitrust litigation, government investigations and related private litigation are significant potential risks to GlaxoSmithKline, and the Group is involved in various legal and administrative proceedings in these areas. The outcome of these proceedings cannot be predicted with any level of certainty.

There is also a potential risk that third parties may allege that the marketing of the Group’s own products will infringe the intellectual property rights of those third parties.

Finance
There are potential risks and uncertainties surrounding the Group’s ability to forecast the future and thus to meet its financial targets. The Group invests in new products and ventures based on assumptions about their success which may prove to be inaccurate. There are also potential risks around the Group’s treasury operations including tax liabilities, transfer pricing, and the possibility of trading losses and counterparty fraud. Compliance with evolving financial disclosures and other legal reporting requirements constitute risks including the appropriateness and effectiveness of controls in place to support financial statement reporting. The Group’s pension liabilities represent a further area of potential risk, which are discussed in Note 33 to the Financial statements, ‘Employee costs’.

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

Security, environment and safety
Threats to the security and well being of the Group’s employees, property and the environment present significant risks for which appropriate safeguards and precautions are continually reviewed and upgraded. Employee injury, ill health due to occupational conditions and plant management and the potential impact of plants on the environment are potential risks the Group addresses through a process that sets targets and provides guidance on how results may be achieved.

Back to Contents

40	GlaxoSmithKline Corporate governance

Effectiveness of controls
The Audit Committee receives regular reports on these areas of significant risk to the Group and on related internal controls. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of controls. Such controls may mitigate but cannot eliminate risks. In addition, there are areas of the Group’s business where it is necessary to take risks to achieve a satisfactory return for shareholders, such as investment in acquiring new products or businesses. In these cases it is the company’s objective to apply its expertise in the prudent management rather than elimination of risk. The Directors’ review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments.

Having considered the Audit Committee report on the effectiveness of controls, the Board believes that the system of internal controls provides reasonable although not absolute assurance against material misstatement or loss. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

Committee reports

Audit Committee Report
The Audit Committee’s role flows directly from the Board’s oversight function and it is authorised by the Board to investigate any activity within its terms of reference. The Committee has written terms of reference which have been approved by the Board. The Committee reports regularly to the Board on the performance of the activities it has been assigned. The Committee’s main responsibilities include reviewing the corporate accounting and financial reporting process, monitoring the integrity of the company’s financial statements, evaluating the system of internal control and the management of risks, and overseeing compliance with laws, regulations and ethical codes of practice. The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors, and understand and monitor the reporting relationships and tiers of accountability between these parties.

The Committee is entirely composed of independent Non-Executive Directors. Sir Christopher Hogg resigned as a member of the Committee with effect from 1st January 2004 and Sir Robert Wilson was appointed in his place from that date.

Committee members bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities.

The Board has determined that the combined qualifications and experience of the Committee members, when taken together with its modus operandi, gives the Committee collectively the financial expertise necessary to discharge its responsibilities. Accordingly the Board has chosen not to nominate any one committee member as having recent and relevant financial experience.

In arriving at its conclusion the Board considered the following points. Dr Ronaldo Schmitz has been the Chairman of the Committee since April 2001. Prior to his appointment as a Non-Executive Director of the company he was a Non-Executive Director of Glaxo Wellcome plc where he served on the Audit Committee.

Dr Schmitz has also been a member of the Executive Board of Directors of Deutsche Bank AG. He retired from that Board in 2000 having been in charge of investment banking. Dr Schmitz was formerly a member of the Executive Board of Directors of BASF from 1980 to 1990, including CFO from 1985 to 1990. He holds an MBA from Insead. Sir Peter Job was CEO of Reuters plc from 1991 to 2001 and brings considerable industrial experience to his role as a member of the Committee. Sir Ian Prosser was CFO and later CEO of Six Continents PLC and is a member of the Institute of Chartered Accountants in England and Wales. Sir Robert Wilson began his professional career as an economist. He held senior management positions at Rio Tinto plc culminating in his appointment as Executive Chairman.

The Committee is supported by the Company Secretary, who attends the Committee’s meetings, and it has available to it financial resources to take independent professional advice when considered necessary. Meetings of the Committee are attended by the Chairman, CEO, CFO, General Counsel, Head of Global Internal Audit (GIA), CCO and the external auditors.

In 2003 the Committee worked to a structured programme of activities, with agenda matters focused to coincide with key events of the annual financial reporting cycle, together with standing items that the Committee is required to consider at each meeting:

•	the external auditors reported to the Committee on all critical accounting policies and practices used by the company, alternative accounting treatments which had been discussed with management and the resultant conclusion by the external auditors, material written communications with management and any restrictions on access to information

•	the CFO reported on the financial performance of the company and on technical financial and accounting matters

•	the General Counsel reported on material litigation

•	the Company Secretary reported on corporate governance

•	the Head of GIA reported on the effectiveness of the system of internal controls and the steps taken to improve the company’s risk management framework

•	the CCO reported on the activities undertaken by the ROCC

•	the Company Secretary is the Chairman of the Disclosure Committee and reported on matters that affect the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to their release by the Board.

The Audit Committee, management, internal audit and the full Board all work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2003, the Committee met both collectively and separately with the external auditors and the Head of GIA.

Back to Contents
Corporate governance GlaxoSmithKline	41

The Committee has primary responsibility for making a recommendation to shareholders on the appointment, reappointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.

In making its assessment, the Committee considers papers which detail the relevant regulatory requirements required of external auditors and evaluates reports from the external auditors on their stated compliance with the requirements. Where the external auditors provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Audit Committee for such services. Expenditure on audit and non-audit services is set out on page 102.

The guidelines set out in the company’s policy on engaging the external auditors to provide non-audit services, include ascertaining that: the skills and experience of the external auditors make them a suitable supplier of the non-audit services; adequate safeguards are in place so that the objectivity and independence of the audit are not compromised; the fee levels relative to the annual audit fee are within the limits set by the Committee; and the criteria which govern the compensation of individuals performing the annual audit are appropriate.

The company also has well-established policies, including a Code of Ethics, which is available on the website, and a help-line facility for the reporting and investigation of unlawful conduct.

The Committee met in full session four times in 2003 and four times on a quorate basis. Each full session was attended by all members.

Nominations Committee Report
The Nominations Committee’s terms of reference include responsibility for proposing the appointment of Board and Committee members. During 2003 three new Non-Executive Directors and one Executive Director were appointed.

In the case of the Non-Executive Directors the Committee considered the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. The broad selection criteria focused on achieving a balance between the representation of UK and US markets, and having individuals with CEO experience and skills developed in various sectors. The Board engaged a professional search agency specialising in the recruitment of high calibre Non-Executive Directors. A dossier of potential Non-Executive appointees was provided to the Committee and candidates were short-listed for interview after considering their relevant qualifications. The new Non-Executive Directors were selected and appointed and will offer themselves for election at the company’s 2004 AGM. Their appointments were announced publicly.

A customised induction process was conducted for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. This process included meeting key members of the CET and, other key executives and, in some cases, visiting particular operational facilities of the Group.

The Committee also recommended that the Board consider appointing Dr Tachi Yamada, the executive responsible for pharmaceutical R&D within the Group, as an Executive Director. Dr Yamada was subsequently appointed to the Board with effect from 1st January 2004.

The Committee met once during 2003 in full session and once on a quorate basis. All members were present at the full meeting.

Remuneration Report
The Remuneration Report can be found on pages 43 to 58.

The Combined Code

Throughout 2003 the company complied with the code provisions of the 1998 Combined Code except as follows:

•	A.2.1 – The Board should appoint one of the independent Non-Executive Directors to be the Senior Independent Director. Sir Roger Hurn was Senior Independent Director from 1st January 2003 until 5th June 2003. For the remainder of the year all Non-Executive Directors remained available to shareholders to raise concerns which could not be addressed through the Chairman, CEO or CFO. In December 2003, following the Nominations Committee review of the Board’s structure and composition, the Board announced the appointment of Sir Ian Prosser as Senior Independent Director, with effect from 1st January 2004

•	B.1.6 – In schemes of performance related remuneration, neither annual bonuses nor benefits in kind should be pensionable. Pension contributions are not solely determined on the basis of basic salary. The company’s position is described in the Remuneration Report on pages 43 to 58

•	B.1.7 – Notice or contract periods for service contracts to be one year or less. The company’s position is described in the Remuneration Report on pages 43 to 58

•	B.1.9 – Compensation commitments in the event of early termination of a director’s contract. The company’s position in respect of Mr Coombe’s previous contract is described in the Remuneration Report on pages 43 to 58.

The company is required to comply with the 2003 Combined Code from 1st January 2004 and report on compliance in its 2004 Annual Report which will be issued in 2005. In this regard the measures described below have been implemented:

•	A.1.1 and A.6.1 – The Annual Report contains a statement of how the Board operates and the decisions taken by it and those which are delegated to management, and the manner in which the performance of the Board, its committees and individual directors are evaluated

•	A.2.1 – The Board has also recorded the division of responsibilities between the Chairman and the CEO

•	A.3.1 – The company has determined the independence of its Non-Executive Directors and stated reasons for their independence notwithstanding the existence of relationships or circumstances that are likely to affect, or could appear to affect their independence

•	A.3.3 – The Board appointed with effect from 1st January 2004 one of the independent Non-Executive Directors as a senior independent director

•	A.4.6, B.1.4 and C.3.3 – The Annual Report contains the required statements on the work of the Nominations, Remuneration and Audit Committees

•	A.5.1 – New directors received a full, formal and tailored customised induction on joining the Board

Back to Contents
42	GlaxoSmithKline Corporate governance

•	B.2.1, C.3.1 and A.4.1 – The composition and positions held by the members of each of the Remuneration, Audit and Nominations Committees now comply with the 2003 Combined Code. Each of the Committees have also amended their terms of reference to comply with the requirements of the 2003 Combined Code which are available to shareholders on the company’s website

•	C.3.4, C.3.5 and C.3.7 – The Audit Committee has complied with the requirements for: reviewing the arrangements under which staff of the company raise, in confidence, concerns about improprieties in matters of financial reporting; the monitoring and reviewing of the effectiveness of internal audit activities; and the provision of non-audit services by the company’s external auditors.

US law and regulation

A number of provisions of US law and regulation apply to GlaxoSmithKline because the company’s shares are quoted on the New York Stock Exchange (NYSE) in the form of ADSs.

NYSE rules
The NYSE rules permit the company to follow home country, UK corporate governance practices instead of those that apply in the USA provided that the company explains any significant variations. This explanation is provided on the company’s website.

Sarbanes-Oxley Act 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act 2002 (Sarbanes-Oxley). Sarbanes-Oxley established new or enhanced standards for corporate accountability in the USA. Although the company’s corporate governance structure was believed to be robust and in line with best practice, certain changes were necessary to ensure compliance with Sarbanes-Oxley.

As recommended by the Securities and Exchange Commission (SEC), GlaxoSmithKline established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.

External legal counsel and the external auditors are invited to attend its meetings. It has responsibility for considering the materiality of information and on a timely basis, determining the disclosure and treatment of that information. It also has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2003 the Committee met eight times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit Committee is an audit committee financial expert.

The Board has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that, although no one member of the Company’s Audit Committee is an audit committee financial expert, the combined qualifications and experience of the Audit Committee members, when taken together with its modus operandi, give the Audit Committee collectively the financial expertise necessary to discharge its responsibilities. For an explanation of the basis for the Board’s judgement, refer to page 40.

For accounting periods ending after 15th April 2005, Sarbanes-Oxley requires that the company’s Annual Report contain a report stating the responsibility of management for establishing and maintaining adequate internal control over financial reporting and assessing the effectiveness of the company’s internal control over financial reporting. Although the company is not required to report compliance in its 2003 Annual Report, the management has undertaken a process to ensure that it will be in a position to report compliance by the due date.

Sarbanes-Oxley introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have reviewed the Annual Report and Form 20-F

•	it contains no material misstatements or omissions

•	the Financial statements and other financial information fairly presents, in all material aspects, the financial condition, results of operations and cash flows for the period covered by the Annual Report

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, evaluating the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the Annual Report, and disclosing in the Annual Report any changes in such controls that have, or are reasonably likely to have, a material effect on such controls

•	they have disclosed to the external auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting

•	they have indicated in the Annual Report whether there were any significant changes in internal control over financial reporting.

The CEO and CFO have completed these certifications which will be filed with the SEC as part of the Group’s Form 20-F.

Evaluation of disclosure controls and procedures
The Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the CEO and CFO have concluded that as at 31st December 2003 the disclosure controls and procedures are effective to provide reasonable asurance that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

Significant changes in internal control over financial reporting
There have been no changes in the Group’s internal control over financial reporting during the year that have materially affected or are reasonably likely to affect materially the Group’s internal control over financial reporting.

Back to Contents
GlaxoSmithKline	43

Remuneration Report

The Remuneration Report sets out the remuneration policies operated by GlaxoSmithKline in respect of the Directors and Corporate Executive Team (CET) members, together with disclosures on Directors’ remuneration including those required by The Directors’ Remuneration Report Regulations 2002 (the Regulations). In accordance with the Regulations, the following sections of the Remuneration Report are subject to audit: Annual remuneration; Non-Executive Directors’ remuneration; Share options; Incentive plans and Pensions. The remaining sections are not subject to audit, neither are the pages referred to from within the auditable sections.

This Report is submitted to shareholders by the Board for approval at the Annual General Meeting, as referenced in the Chairman’s letter and notice of Annual General Meeting, which has been sent to all shareholders.

Throughout the Remuneration Report the Executive Directors and CET members are referred to as the ‘Executives’.

References to GlaxoSmithKline shares and ADSs mean, respectively, Ordinary Shares of GlaxoSmithKline plc of 25p and American Depositary Shares of GlaxoSmithKline plc. Each ADS represents two GlaxoSmithKline shares.

44	Introduction
45	Remuneration policy
48	Executive Director terms, conditions and remuneration
50	Non-Executive Directors terms, conditions and fees
51	Directors and Senior Management Remuneration
52	Annual Remuneration
53	Non-Executive Directors’ Remuneration
54	Directors’ interests
55	Share options
56	Incentive plans
57	Pensions
58	Directors and Senior Management
58	Directors’ interests in contracts

Back to Contents

44	GlaxoSmithKline Remuneration Report

Remuneration Report

Introduction

The Remuneration Committee (or ‘Committee’) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executives.

During 2003 the Committee reviewed and developed the remuneration policy to align Executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the company.

The remuneration policy set out in this report was finalised after undertaking an extensive consultation process with shareholders and institutional bodies during the course of 2003. During the year the Chairman of GlaxoSmithKline and the Chairman of the Committee met shareholders, representing nearly half of GlaxoSmithKline’s share capital, to ensure that the Committee obtained a clear understanding of shareholder expectations and to communicate the competitive issues facing the company.

The Committee has derived very considerable benefits from this process of consultation and as a result has instigated a major shift in the way GlaxoSmithKline sets the remuneration of its most senior executives.

The revised remuneration policy is designed to establish a framework for remuneration which is consistent with the company’s scale and scope of operations and meets the recruitment needs of the business and is closely aligned with UK shareholders guidelines. As at 31st December 2003, the company was the second largest pharmaceutical company in the world by revenue, with operations in five continents covering over 100 countries and with around 50 per cent of sales being generated in the USA.

Remuneration Committee
The composition of the Committee changed during the year. The early part of 2003 saw the departure of Mr Allaire and Sir Roger Hurn. Mr McArthur was appointed interim Chairman of the Committee and led the Committee in the conduct of the policy review. The other members of the Committee were Dr Barzach, Mr Davis (appointed on 1st July 2003), Sir Peter Job (appointed on 5th June 2003) and Mr McHenry. Pending the embodiment of the Higgs Report in the 2003 Combined Code, the Board deemed all of the members of the Committee to be independent Non-Executive Directors.

As a consequence of the revised definition of independence as set out under the 2003 Combined Code, Dr Barzach and Mr McHenry retired from the Committee on 1st January 2004. The implications of the 2003 Combined Code are set out under the Corporate Governance section on page 41.

Sir Robert Wilson and Mr Culp were appointed as members of the Committee from 1st January 2004. Mr McArthur is to retire from the Board at the conclusion of the Annual General Meeting on 17th May 2004 and his role as Chairman of the Committee will be assumed by Sir Robert Wilson from that date.

The Committee met 12 times during 2003 with each member attending as follows:

	Number of meetings	Number of meetings
	held whilst a	attended by
Name	Committee member	Committee member

Mr J McArthur	12	12
(Chairman from 5th June 2003)
Mr P Allaire	2	2
(Chairman until 5th June 2003)
Dr M Barzach	12	10
Mr C Davis	10	10
Sir Roger Hurn	2	2
Sir Peter Job	11	11
Mr D McHenry	12	12

Two quorate meetings were held to effect the formal grant of share options and performance share awards to give effect to the Committee’s decisions.

With the exception of the Company Secretary, no employees of the company were involved in the conduct of Committee meetings. Dr Garnier (CEO) and the Senior Vice President, Human Resources, were invited to attend part of some meetings of the Committee as required.

Towers Perrin, a leading firm of remuneration and benefit consultants, provides strategic advice to GlaxoSmithKline on general remuneration and benefit planning and also provides market data. Towers Perrin were appointed by the Committee under a separate mandate, to advise on the remuneration of senior executive management.

2003 Independent review of executive remuneration
As indicated in the 2002 Remuneration Report, the Committee appointed Deloitte & Touche LLP (Deloitte) to conduct a comprehensive review of the remuneration of the Executives of GlaxoSmithKline. Deloitte reported exclusively to the Committee and the Chairman of the company.

Deloitte provided other consulting services to GlaxoSmithKline during the year, but did not provide advice on Executive remuneration matters other than to the Committee.

Deloitte reviewed all aspects of the remuneration policy, each element of remuneration, the performance measures used and the terms and conditions of the Executives’ contracts. Their review also included consideration of the relevant comparator companies for performance measurement and pay benchmarking for the most senior roles.

Deloitte’s independent review produced the following key findings:

•	the link between pay and performance needed strengthening
•	the potential for payment for failure needed addressing
•	stronger alignment to UK best practice and shareholder guidelines was needed
•	other global pharmaceutical companies are the primary market for talent
•	the long-term incentive opportunity was uncompetitive.

Back to Contents

Remuneration Report GlaxoSmithKline	45

Remuneration policy

Principles
The Committee considered the findings and established three core principles which underpin the new remuneration policy for GlaxoSmithKline. These are:

•	pay for performance and only for performance
•	robust and transparent governance structures
•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee also decided that:

•	the remuneration structure must support the business by securing, retaining and motivating key talent in a very competitive market place
•	UK shareholder guidelines would be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders
•	global pharmaceutical companies are the primary pay comparator group
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies
•	a high proportion of the total remuneration opportunity would be based on performance-related remuneration which will be delivered over the medium to long-term
•	remuneration would be determined using the projected value method (see explanation below)
•	one remuneration structure for Executive Directors and the CET, in particular, the same performance conditions will apply equally to their long-term incentive awards
•	no ex-gratia payments would be made
•	pay structures would be as simple as is consistent with the business needs.

Overall the policy is intended to provide median total remuneration for median performance. Poor performance will result in total remuneration significantly below the pay comparator group median, with the opportunity to earn upper quartile total remuneration for exceptional performance.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company’s shareholders.

Commitment
The Committee will apply this policy on a consistent and transparent basis. Any significant changes in the measures used to assess performance will be discussed with shareholders. In the use of comparators for pay benchmarking, the Committee will use its discretion to ensure that remuneration levels are reasonable, and if it believes that changes may cause concern amongst shareholders, the position will be discussed with shareholders prior to implementation.

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market Cap
		31.12.03
Company	Country	£m

Abbott Laboratories	USA	40,700
AstraZeneca	UK	45,465
Aventis	France	29,593
Bristol-Myers Squibb	USA	30,985
Eli Lilly	USA	44,119
GlaxoSmithKline	UK	76,153
Johnson & Johnson	USA	85,661
Merck	USA	57,427
Novartis	Switzerland	68,457
Pfizer	USA	150,627
Roche Holdings	Switzerland	39,658
Sanofi-Synthelabo	France	30,811
Schering-Plough	USA	14,276
Takeda Chemical Industries	Japan	19,684
Wyeth	USA	31,584

Benchmarking
For benchmarking purposes total remuneration incorporates base salary, annual bonus and long-term incentives. When setting pay the Committee has due regard to the Executives’ pension arrangements.

The global pharmaceutical industry will continue to be used as the primary pay comparator for the Executives as it is the appropriate marketplace for the company’s most senior executive talent. In the first instance, pay is benchmarked to publicly available remuneration data for these companies.

To provide context to the above information, reference is made to the Towers Perrin annual global pharmaceutical pay survey for the Pharmaceutical Human Resources Association (PHRA). To ensure that the global pharmaceutical industry benchmark is subject to scrutiny and review, the Committee will also consider pay data from other global businesses primarily in the consumer and the manufacturing sectors.

Prior to determining the annual long-term incentive opportunity, the Committee considers a range of vesting levels that may be achieved based on different assumptions such as share price growth, performance levels etc. For performance in line with expectations, total remuneration is targeted at the median of the comparator group and the long-term incentive opportunity is set in a way which provides for positioning of total remuneration at the median.

To ensure that a stable benchmark is developed and to reduce the impact of short-term fluctuations, incentive policies for other global pharmaceutical companies are assessed over a number of years.

Valuation method
The projected value method will be used to benchmark total remuneration. This method projects the future value of the remuneration package under different performance scenarios.

It represents a major change to the method hitherto applied for pay comparison, which had been based solely on estimated present value using a mathematical model. The Committee believes that the new approach will moderate the impact of market fluctuations in the short term and greatly strengthen the focus on performance.

Back to Contents

46	GlaxoSmithKline Remuneration Report

Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and long-term incentive) elements of remuneration changes with performance. The chart below shows the normal range of variability for the CEO, Dr Garnier, and the CFO, Mr Coombe.

Base salary
Base salaries will be set by reference to the median for the relevant market. For Executives this is the pharmaceutical pay comparator group. Actual salary levels are reviewed annually and may vary depending on an Executive’s experience, responsibility and market value. Any changes usually take effect from 1st April. No increase arose out of the independent review.

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on business performance profit before interest and tax and are subject to detailed assessment of individual, business unit and group achievements against objectives. No bonus is payable if financial performance is less than 96 per cent of the target performance. Bonuses are subject to upper limits, which for the Executives other than the CEO range between 100 per cent and 200 per cent of base salary. The CEO’s limit is 200 per cent.

An annual bonus paid on the basis of on target business performance together with base salary provides annual cash in line with the median of the pay comparator group.

In the case of the CEO, the bonus targets are set by the Committee. Following the end of the financial year, the Committee reviews the CEO’s performance and determines the bonus payable. The CEO makes recommendations to the Committee regarding the performance level achieved against objectives for the other Executives. These recommendations are then considered by the Committee to determine the resultant bonus.

Executives can also choose to invest their bonus in GlaxoSmithKline shares for a minimum of three years under the Annual Investment Plan. At the end of the three-year holding period Executives are entitled to a matching award of 10 per cent of their deferred shareholding. The match is not subject to further performance conditions. This plan is open to approximately 700 senior executives on the same terms. The Committee believes that these arrangements encourage shareholding amongst senior executives and considers it appropriate for the Executives to participate on the same terms.

Bonus awards for 2003 reflected the Committee’s belief that the company produced superior results during the year, after taking account of factors outside the control of management, notably exchange rate changes and the launch of generic competition to Paxil in the USA.

Long-term incentives
Executives are eligible for performance share awards and share options. The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The new remuneration policy increases the emphasis on the use of performance shares.

The Committee considers that performance shares provide a stronger alignment to shareholder value and therefore, the new remuneration policy increases the emphasis on the use of performance shares. Long-term incentive awards are determined such that for on target performance more than half of the long-term incentive reward is derived from performance shares.

The grant of annual awards using more than one plan is consistent with the practice of the pay comparator group and other leading UK companies. Long-term incentives for the CET will be on the same basis as that for the Executive Directors. From 2003, in a departure from the previous policy, share options granted to CET members are subject to the same performance conditions as are applied to share options granted to the Executive Directors. This provides a closer alignment to UK best practice and represents a major step change in the global pharmaceutical pay practice, which typically does not apply performance conditions to the vesting of options.

As part of the review process, the Committee considered what performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on Earnings per Share - EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return - TSR).

The Committee concluded that EPS was the key measure of performance of the business and was also fully reflected through the business measures extended throughout the Group, ensuring organisational alignment.

Comparative performance was previously measured by reference to the FTSE 100 but the Committee concluded that the measurement of performance against the performance comparator group of pharmaceutical companies (see page 45) would provide a better assessment of the company’s performance. TSR was chosen as the most appropriate comparative measure since it focuses on the return to shareholders, is a well understood and tested mechanism to measure performance, and allows comparison between companies operating in different countries.

Performance share awards and share options will be delivered to US resident executives in the form of ADSs. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers, the National Association of Pension Funds and other shareholder representative bodies. Current estimated dilution from existing awards made since the merger is approximately four per cent of the company’s share capital at 31st December 2003.

a) Performance shares

For the Executives, the level of performance shares vesting is based on the company’s TSR relative to the performance comparator group over a three-year measurement period.

Back to Contents

Remuneration Report GlaxoSmithKline	47

TSR will be measured in sterling over the performance period and is the change in the value of a share together with the value of reinvested dividends paid. In order to remove the impact of the varying tax treatments of dividends in different jurisdictions, all dividends will be reinvested gross.

If GlaxoSmithKline is ranked at the median of the performance comparator group, 35 per cent of the shares will vest. Only if GlaxoSmithKline is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee will have regard for the company’s underlying financial performance.

TSR rank with 14 companies &	Percentage of
GlaxoSmithKline	award vesting*

1	100%
2	100%
3	90%
4	80%
5	70%
6	60%
7	50%
Median	35%
Below median	0%

*	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

To provide a closer link between shareholder returns and payments to the Executives, from 2003, notional dividends will be reinvested and paid out in proportion to the vesting of the award. The receipt of dividends has been incorporated into the benchmarking of award levels. In addition, from 2003, performance shares earned by the Executives cannot be sold, except to meet related tax liabilities, for a further two years following the end of the vesting period. The Committee believes that this further aligns the interests of the Executives with the long-term interests of shareholders.

Prior to 2003, performance share awards were in two parts: half could be earned by reference to GlaxoSmithKline’s TSR performance compared to the FTSE 100, of which the company is a constituent, and the other half of the award was deliverable if the company’s business performance EPS growth, excluding currency and exceptional items, was on average at least three percentage points per annum more than the increase in the UK Retail Prices Index over the three-year performance period.

For these pre-2003 awards, if GlaxoSmithKline delivers returns which would rank in the top 20 of the FTSE 100 based on TSR performance, then all of the shares, in this part of the award, will vest. For the 50th position in the FTSE 100, 40 per cent of the shares will vest. If GlaxoSmithKline is ranked below 50th position, none of the shares, subject to this part of the award, will vest. Between the 20th and 50th positions, vesting will occur on a sliding scale.

b)  Share options

Share options allow a holder to buy shares at a future date at the share price prevailing at the time of grant. Share options are granted to more than 11,000 managers at GlaxoSmithKline including the Executives. The share options granted in 2003 to the Executives are linked to the achievement of compound annual EPS growth over the performance period.

When setting EPS targets the Committee will consider the company’s internal projections and analysts’ forecasts for GlaxoSmithKline’s EPS performance as well as analysts’ forecasts for the pharmaceutical industry.

The Committee agreed the following key principles to govern the use of EPS as a performance measure:

•	adjustments will only be considered for major items
•	adjustments will be for the judgement of the Committee
•	the purpose of the adjustments is to ensure that the performance measurement is fair and reasonable to both participants and shareholders
•	any discretion exercised by the Committee will be disclosed to shareholders in the Annual Report.

The Committee will set out the basis of its decision if it considers it appropriate to make any adjustment.

Prior to 2003 only those share options granted to Executive Directors were subject to a performance condition. In order for the options to vest in full, business performance EPS growth, excluding currency and exceptional items, had on average to be at least three percentage points per annum more than the increase in the UK Retail Prices Index over any three-year performance period.

For the 2003 grant, vesting increases on a straight line basis for EPS performance between the hurdles set out in the table below.

Annualised	Percentage of
growth in EPS	award vesting

RPI + 5%	100%
RPI + 4%	75%
RPI + 3%	50%
< RPI + 3%	0%

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is considerably more demanding than any operated by other global pharmaceutical companies. This change is consistent with the new policy of providing pay for performance and only for performance.

For the Executives, from 2003 onwards, performance will be measured over the three financial years following the grant of an option. The Committee has decided for the 2003 grant that if the performance condition is not met in full after the three year period, performance will be measured again over the four financial years following the date of grant of the option. To the extent the option performance conditions have not been met at the end of four years, the option will lapse.

The Committee considers re-measurement to be an important feature for the 2003 grant in the light of the imposition of performance conditions in an industry where most of the major competitors do not apply them to options. The Committee will consider prior to each annual grant of options whether a re-measurement will be permitted.

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60. Details of individual arrangements for the Executive Directors are set out on page 57.

Back to Contents

48	GlaxoSmithKline Remuneration Report

Share ownership requirements
To align the interests of executives with those of shareholders, executives are required to maintain significant holdings of shares in GlaxoSmithKline. These requirements are an important part of aligning the interests of executives with shareholders. The CEO is required to hold shares to the value of four times base salary. Other Executive Directors are required to build a shareholding to the value of three times base salary. Members of the CET are required to build a shareholding to a value of two times base salary. A requirement to build a shareholding to a value of one times base salary applies to the other top 700 executives in the Group. As a result of the policy review in 2003, the Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company.

In order for shares to qualify for these share ownership requirements they must be held personally by the Executives or have been earned but deferred under one of the share programmes operated by the company. Unexercised share options are not included in this calculation. As at 31st December 2003 Dr Garnier’s shareholding was 271,282 ADSs and Mr Coombe’s was 173,911 shares. On his appointment to the Board on 1st January 2004 Dr Yamada held 52,930 ADSs. These holdings were in excess of the share ownership requirements at these dates.

Other remuneration elements
The Executives participate in various legacy Glaxo Wellcome and SmithKline Beecham all employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them.

The Sharesave plan and the ShareReward plan are Inland Revenue approved plans open to all UK employees on the same terms. Mr Coombe is a member of the Sharesave plan, into which he contributes £250 a month. This provides him with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees. Mr Coombe also contributes £125 per month to buy shares under the Share Reward plan. The company matches the number of shares bought each month.

The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance contributions. The cash value of the benefits received by the Executive Directors in 2003 is shown on page 52.

Executive Director terms, conditions and remuneration

Executive Director contracts
The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. The new policy provides the framework for contracts for Executive Directors appointed in the future.

The key aspects of the new contractual framework are:

Aspect		Policy

Notice period on	12 calendar months
termination by the
employing company
or executive

Termination payment	-	1x annual salary and
1x annual ‘on target’ bonus [1]
	-	No mitigation required [2]

Benefits	Governed by benefits policy,
including:

	-	healthcare (medical and dental)
	-	personal financial advice
	-	life assurance contributions

Vesting of long-term	Rules of relevant equity incentive
incentives	plan [3]

Pension	Based on existing arrangements and
terms of the relevant pension plan

Non-compete clause	12 months from termination
notice date [2]

1	Dr Garnier’s target bonus is 100 per cent of salary and Mr Coombe’s is 85 per cent of salary.

2	The imposition of a 12-month non-compete period on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts. When reviewing the level of severance payments, the Committee considered investor and DTI guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination. Mr Coombe’s previous contract specified compensation to be paid in the event of redundancy. In the event that notice of termination had been given, other than in the case of redundancy, Mr Coombe would have been required to mitigate any resulting loss of earnings.

3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.

Dr Garnier and Mr Coombe have agreed to changes in their own contractual terms without compensation to come broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, in order to honour certain aspects of their ‘old’ contractual terms there are a number of individual features which will be retained.

In Dr Garnier’s case these include the entitlement to reimbursement of excise tax on change of control related payments, life insurance benefit funded by the company to age 65 and the following provisions relating to the vesting of long-term incentives:

•	Pre-2003 awards
On termination by the company (other than for cause), on retirement or on resignation for ‘good reason’ (i.e. resignation due to not being elected or retained as a director of the company or any merged company, or as a result of a change of control provided that such resignation occurs on or within 30 days of the first anniversary of the change in control) options will vest in full and remain exercisable for the full option term and performance shares will vest at the end of the performance period subject to performance but not time-apportioned.

Back to Contents

Remuneration Report GlaxoSmithKline	49

•	2003 and thereafter
The above provisions apply but options will be subject to performance testing in all circumstances and any options or performance share awards made 12 months prior to the termination notice date will lapse.

Mr Coombe remains entitled on termination to the cash equivalent of 12 months benefits and continuing medical and dental insurance.

In addition, Dr Garnier and Mr Coombe are also entitled to receive one year’s worth of pension contributions on termination.

Dr Garnier’s and Mr Coombe’s contracts were executed on 3rd March 2004 and take effect from 1st January 2004. Dr Garnier’s contract will expire on 31st October 2007 and Mr Coombe’s on 31st March 2005, being the last day of the month on which they reach their 60th birthday.

No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry dates.

Upon Dr Yamada’s appointment to the Board, pending finalisation of his new contract, his previous contractual arrangements have been superseded by a letter setting out the principal terms of his appointment, which is available for inspection. The terms of the letter expire on the earlier of the execution of his new contract or termination on 12 months notice. Dr Yamada’s contract will be made available for inspection by shareholders when the final details have been confirmed.

Pensions
The UK plan provides for a pension based on two-thirds of final salary at age 60. The US cash balance plan provides for an annual contribution and interest on the sum accumulated in the cash balance plan but with no contractual promise to provide specific levels of retirement income.

GlaxoSmithKline makes annual contributions of 15 per cent of Dr Garnier’s annual salary and bonus. The fund increases at an interest rate based on the yield on 30-year treasury bonds. The company has no liability beyond making these annual contributions.

Prior to 1999 all US employees, including Dr Garnier, were moved from a final salary pension arrangement to the current cash balance structure. For all employees in the US cash balance plan contributions are based on combined annual salary and annual bonus.

As part of the remuneration review, Dr Garnier’s pension provisions have been simplified by removing the entitlement to receive three year’s worth of additional pension contributions on termination and also by removing the entitlement to receive a payment from the company which enables Dr Garnier to purchase an annuity which treats him as being three years older. The new pension arrangement will provide for a simple annual contribution of 15 per cent of annual salary and annual bonus so that the pension contributions will vary by performance.

This new annual contribution rate does not represent an enhancement in Dr Garnier’s pension entitlement: it is designed to consolidate the previous additional contractual terms into a single annual contribution rate. The new annual contribution percentage ensures that as long as Dr Garnier continues his employment until age 60, he is in the same financial position as he would have been in prior to the consolidation of his contractual pension entitlements.

However, if Dr Garnier leaves prior to age 60, he would receive less than he would otherwise have been contractually entitled to. Accordingly, the severance payment due to Dr Garnier on termination by the company other than for cause or on resignation by the executive, will include a year’s worth of pension contributions.

In the Committee’s view this balances the new pension arrangement with the contractual entitlement under the previous contract aimed at providing a fair replacement for the previous arrangement.

The new arrangement came into effect on 1st January 2004 and is not likely to have an effect on the final accrued benefit or transfer value of Dr Garnier’s pension. Dr Garnier has no entitlement to a spouse’s pension or to pension increases, other than by reducing his own initial pension.

Mr Coombe participates in the Glaxo Wellcome defined benefit plan. On retirement at age 60, he is entitled to receive an annual pension of 2/3rd’s of his final salary, a 2/3rd’s widows pension and inflation proofing. In 2000 all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by five per cent to reflect a distribution of surplus. This augmentation will apply to that element of Mr Coombe’s pension earnings before 31st March 2000. If the company terminates his employment prior to retirement Mr Coombe is entitled to receive a pension calculated as if he were employed for a further 12 months or until age 60 if sooner.

Other entitlements
In addition to the contractual provisions outlined above, in the event that Dr Garnier or Mr Coombe’s service agreements are terminated by their employing company they would be entitled to:

•	the Special Deferred Bonus awarded to each member of the CET in respect of 2001 and payable on 15th February 2005, unless terminated for cause prior to that date. Details of this bonus are given on page 52

•	in the case of awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount and any income, gains and losses, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause then any deferred amount is not distributed until the end of the minimum three year deferral period

•	in line with the policy applicable to US senior executives, Dr Garnier is entitled to receive continuing medical and dental insurance

•	following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10 per cent of the grant price of the original option. This additional benefit is triggered when the new option is exercised or lapses. To qualify for this additional cash benefit participants had to retain their options until at least the second anniversary of the effective date of the merger.

Back to Contents

50	GlaxoSmithKline Remuneration Report

As a result of the remuneration review, a number of changes are also being made to the contracts of the CET members, who have not been compensated for agreeing to these changes. The amendments relate to the following aspects:

•	on termination by the company for poor performance, the notice period and related severance payments are reduced from 24 to 12 months

•	the entitlement to post-notice long-term incentive grants has been removed

•	on termination by the company, performance share awards made 12 months prior to the termination notice date will lapse.

For new CET members, the same standard contractual terms as outlined above for Executive Directors will apply.

Non-Executive Directors terms, conditions and fees

Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity. Non-Executive Directors are not entitled to compensation if their appointment is terminated.

To enhance the link between Directors and shareholders and as set out in the table below, GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares allocated to a share account and offers the opportunity to invest part or all of the balance of fees in a share account. These shares are not paid out until the Director’s retirement from the Board, or at a later date, and are paid on the basis of dividends reinvested in the interim.

The Chairman and the chairmen of the Board Committees receive higher fees.

Terms and conditions

Sir Christopher Hogg
Sir Christopher Hogg’s letter of appointment to the Board was dated 19th June 2000, under which it was agreed that he serve the company as a Non-Executive Director until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This may be extended for a further term of three years by mutual agreement.

Sir Christopher’s letter of appointment was amended on 1st September 2002 to record his appointment as Non-Executive Chairman with effect from 20th May 2002. He receives £300,000 per annum plus an allocation of 6,000 shares per annum.

Sir Roger Hurn and Mr Paul Allaire
Sir Roger Hurn retired as Deputy Chairman and as a Non-Executive Director, and Mr Allaire retired as a Non-Executive Director, with effect from 5th June 2003. Sir Roger’s and Mr Allaire’s letters of appointment were both dated 19th June 2000 and in both cases it was agreed that they serve the company as Non-Executive Directors until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In both cases this could have been extended for a further term of three years by mutual agreement. Sir Roger received fees of £80,000 per annum together with an allocation of 3,000 ordinary shares under the Non-Executive Directors’ Share Arrangements.

Mr Allaire received fees of $88,000 per annum together with an allocation of 500 American Depositary Shares made under the Non-Executive Directors’ Share Arrangements.

Dr Michèle Barzach, Sir Peter Job, Mr John McArthur, Mr Donald McHenry, Sir Ian Prosser, Dr Ronaldo Schmitz and Dr Lucy Shapiro
The letters of appointment for all of the above Non-Executive Directors were dated 19th June 2000 and in all cases it was agreed that they serve the company as Non-Executive Directors until the conclusion of the Annual General Meeting (AGM) following the third anniversary of their appointment. In the cases of Sir Peter Job, Sir Ian Prosser, Dr Schmitz and Dr Shapiro their appointments may be extended for a further term of three years by mutual agreement. Dr Barzach, Mr McArthur and Mr McHenry have announced that they will retire from the Board at the conclusion of the AGM on 17th May 2004.

Mr McArthur succeeded Mr Allaire as Chairman of the Remuneration Committee on 5th June 2003 and his fees were increased to $88,000 per annum from that date. Mr McHenry succeeded Sir Christopher as Chairman of the Corporate Social Responsibility Committee (now the Corporate Responsibility Committee) on 7th February 2003 and his fees were increased to $88,000 per annum from that date. Sir Ian Prosser succeeded Sir Christopher as Chairman of the Nominations Committee on 7th February 2003. Sir Ian stepped down as Chairman of the Nominations Committee with effect from 1st January 2004 and was succeeded by Sir Christopher.

The fees payable and the share allocations under the Non-Executive Directors’ Share Arrangements for each of these directors is as follows:

Non-Executive	Annual	Shares Allocated
Directors	Fees	Annually

Dr M Barzach	£45,000	1,000 ordinary shares
Sir Peter Job	£45,000	1,000 ordinary shares
Mr J McArthur	$88,000	500 ADSs
Mr D McHenry	$88,000	500 ADSs
Sir Ian Prosser	£55,000	1,000 ordinary shares
Dr R Schmitz	£55,000	1,000 ordinary shares
Dr L Shapiro	$72,000	500 ADSs

Mr H Lawrence Culp, Mr Crispin Davis and Sir Robert Wilson
The letters of appointment for all of the above Non-Executive Directors were dated 9th June 2003 and in all cases it was agreed that they serve the company as Non-Executive Directors until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In all cases this may be extended for a further term of three years by mutual agreement. Mr Culp and Mr Davis joined the Board from 1st July 2003 and Sir Robert joined the Board with effect from 1st November 2003. The fees payable and the share allocations under the Non-Executive Directors’ Share Arrangements for each of these directors is as follows:

Non-Executive	Annual	Shares Allocated
Directors	Fees	Annually

Mr L Culp	$72,000	500 ADSs
Mr C Davis	£45,000	1,000 ordinary shares
Sir Robert Wilson	£45,000	1,000 ordinary shares

Back to Contents
Remuneration Report GlaxoSmithKline	51

TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 index of which the company is a constituent and to the performance comparator group since the merger on 27th December 2000. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.

Directors and Senior Management Remuneration
The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2003; their interests in shares of GlaxoSmithKline plc; their interests in share options and incentive plans and their pension benefits. The members of the CET and the Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

Back to Contents

52	GlaxoSmithKline Remuneration Report

Annual remuneration

					2003				2002

					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	£000	£000	£000	£000	£000	£000	£000	£000

Executive Directors
Dr J P Garnier	a,b,c	916	386	1,485	2,787	967	132	1,353	2,452
Mr J D Coombe	b,c	490	17	730	1,237	475	15	457	947

Total		1,406	403	2,215	4,024	1,442	147	1,810	3,399

Current Non-Executive Directors
Sir Christopher Hogg		374	–	–	374	252	–	–	252
Dr M Barzach	e	107	–	–	107	100	–	–	100
Mr L Culp		29	–	–	29	–	–	–	–
Mr C Davis		29	–	–	29	–	–	–	–
Sir Peter Job		57	–	–	57	59	–	–	59
Mr J H McArthur		62	–	–	62	62	–	–	62
Mr D F McHenry		65	–	–	65	62	–	–	62
Sir Ian Prosser		66	–	–	66	59	–	–	59
Dr R Schmitz		67	–	–	67	69	–	–	69
Dr L Shapiro	f	109	–	–	109	118	–	–	118
Sir Robert Wilson		10	–	–	10	–	–	–	–

		975	–	–	975	781	–	–	781

Former Non-Executive Directors
Sir Richard Sykes	a,d	–	958	–	958	154	8	–	162
Sir Roger Hurn		50	–	–	50	121	–	–	121
Sir Peter Walters		–	–	–	–	51	2	–	53
Mr P A Allaire		28	–	–	28	68	–	–	68
Mr D C Bonham		–	–	–	–	–	5	–	5
Mr J A Young		–	–	–	–	29	2	–	31

		78	958	–	1,036	423	17	–	440

Total Non-Executive Directors		1,053	958	–	2,011	1,204	17	–	1,221

Total remuneration		2,459	1,361	2,215	6,035	2,646	164	1,810	4,620

a)	Following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares were granted an additional cash benefit equal to 10 per cent of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit participants had to retain these options until atleast the second anniversary of the effective date of the merger. During the year Dr Garnier received £182,478 relating to options exercised (page 55) and Sir Richard Sykes received £940,499 as a result of his options lapsing above market value.These amounts are included in other benefits in the table above.

b)	Dr Garnier is a Non-Executive Director of United Technologies Corporation. In respect of 2003, Dr Garnier received $110,000 in the form of deferred stock units and 4,000 stock options with a grant price of $61.05. Mr Coombe is a member of the Supervisory Board of Siemens AG. In respect of 2003, Mr Coombe received £36,724 and 1,125 stock appreciation rights with a grant price of 73.25. These amounts are excluded from the table above and retained by the Executive Directors.

c)	In 2001 Dr Garnier and Mr Coombe received a special deferred bonus awarded to them as members of the CET. The amount awarded was equivalent to their salary on 31st December 2001 and was notionally invested in GlaxoSmithKline shares or ADSs on 15th February 2002. The bonus to be paid out on 15th February 2005 will be an amount equivalent to the then value of shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. As at 31st December 2003 the value of those shares or ADSs notionally acquired in respect of Dr Garnier was £797,501, an increase of 16per cent over the year.This includes dividends reinvested during the year of £27,428. Those shares notionally acquired in respect of Mr Coombe were valued at £367,395 as at 31st December 2003, an increase of 11per cent over the year. This includes dividends reinvested during the year of £13,078.

d)	In addition to the remuneration received as a former director, as set out above, Sir Richard Sykes received £49,000 relating to his appointment as Senior Advisor from 1st June 2002.

e)	Dr Barzach received fees of 72,268 (2002 – 66,369) from a subsidiary of the company for healthcare consultancy provided. These are included within fees and salary above.

f)	Dr Shapiro is a member of GlaxoSmithKline’s Scientific Advisory Board for which she received fees of $85,000 (2002 – $85,000) with $30,000 (2002 – $30,000) in the form of ADSs. These are included within fees and salary above.

Where the Directors above have received part or all of their remuneration in currencies other than sterling, the average rates of exchange for the year have been used. None of the above Directors received expenses during the year requiring separate disclosure as required by the Regulations.

Back to Contents

Remuneration Report GlaxoSmithKline    53

Non-Executive Directors’ remuneration

				2003				2002

	Total	Cash	Allocated	Elected	Total	Cash	Allocated	Elected
Fees and salary	£000	£000	£000	£000	£000	£000	£000	£000

Current Non-Executive Directors
Sir Christopher Hogg	374	150	74	150	252	163	51	38
Dr M Barzach	57	45	12	–	59	45	14	–
Mr L Culp	29	–	7	22	–	–	–	–
Mr C Davis	29	–	6	23	–	–	–	–
Sir Peter Job	57	–	12	45	59	–	14	45
Mr J H McArthur	62	49	13	–	62	48	14	–
Mr D F McHenry	65	52	13	–	62	48	14	–
Sir Ian Prosser	66	27	12	27	59	22	14	23
Dr R Schmitz	67	33	12	22	69	33	14	22
Dr L Shapiro	57	44	13	–	62	48	14	–
Sir Robert Wilson	10	8	2	–	–	–	–	–

Former Non-Executive Directors
Sir Richard Sykes	–	–	–	–	154	129	25	–
Sir Roger Hurn	50	32	8	10	121	40	41	40
Sir Peter Walters	–	–	–	–	51	29	12	10
Mr P A Allaire	28	25	3	–	68	54	14	–
Mr J A Young	–	–	–	–	29	10	4	15

Total	951	465	187	299	1,107	669	245	193

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline. Accordingly, it does not include Dr Barzach’s fees received from GlaxoSmithKline France for healthcare consultancy provided or Dr Shapiro’s fees received as a member of GlaxoSmithKline’s Scientific Advisory Board (see page 52).

Non-Executive Directors are required to receive part of their fees in the form of shares and ADSs with the balance received in cash. They may then elect to receive either all or part of the cash payment in the form of further shares and ADSs. The total value of these shares and ADSs as at the date of award together with the cash payment, forms their total fees which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADSs.

The shares and ADSs are notionally awarded to the Non-Executive Directors and allocated to their interest accounts and are included within the Directors’ interests tables on page 54. The accumulated balance of these shares and ADSs, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement. Upon retirement, the Non-Executive Directors will receive either the shares and ADSs or a cash amount equal to the value of the shares and ADSs at the date of retirement.

The table below sets out the accumulated number of shares and ADSs held by each Non-Executive Director as at 31st December 2003 together with the movements in their account over the year.

					Number of shares and ADSs

				Dividends reinvested
Non-Executive Directors’ share arrangements	At 31.12.02	Allocated	Elected		Paid out	At 31.12.03

Current Non-Executive Directors
Sir Christopher Hogg	9,324	6,000	12,247	358	–	27,929
Dr M Barzach	2,042	1,000	–	67	–	3,109
Mr L Culp - ADSs	–	250	811	–	–	1,061
Mr C Davis	–	500	1,772	–	–	2,272
Sir Peter Job	7,309	1,000	3,674	245	–	12,228
Mr J H McArthur - ADSs	1,540	500	–	44	–	2,084
Mr D F McHenry - ADSs	1,502	500	–	43	–	2,045
Sir Ian Prosser	5,642	1,000	2,200	188	–	9,030
Dr R Schmitz	4,600	1,000	1,796	154	–	7,550
Dr L Shapiro - Shares	1,570	–	–	49	–	1,619
- ADSs	1,502	500	–	43	–	2,045
Sir Robert Wilson	–	167	–	–	–	167

Former Non-Executive Directors
Sir Roger Hurn	10,808	750	878	349	(622)	12,163
Mr P A Allaire - ADSs	1,502	125	–	–	(1,627)	–
Mr J A Young - Shares	3,749	–	–	103	(1,874)	1,978
- ADSs	1,935	–	–	47	(968)	1,014

Back to Contents

54 GlaxoSmithKline Remuneration Report

On 5th June 2003, Sir Roger Hurn and Mr Allaire retired from the Board. Following retirement they received the value of their shares and ADSs as awarded under the Non-Executive Directors’ share arrangements (page 53) and equivalent SmithKline Beecham arrangements. As at 5th June 2003 they had been awarded shares and ADSs with a total value at the date of award, as indicated: Sir Roger Hurn £184,771 and Mr Allaire £51,817. On 5th June 2003 the value of these shares and ADSs due to them was: Sir Roger Hurn £156,401 and Mr Allaire £41,338. The change in value is attributable to dividends re-invested and the change in share price between the dates of awards and 5th June 2003. Sir Roger has elected to receive the value of his shares as at 5th June 2003 in quarterly instalments over 10 years and, accordingly, received £7,894 in 2003. Mr Allaire elected to receive the 1,627 ADSs due to him on retirement. Mr Young has elected to receive the value of his shares as at 20th May 2002 in three annual instalments and accordingly, received £48,307 in 2003.

Directors’ interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

				Shares			ADSs

		27th February	31st December	31st December	27th February	31st December	31st December
	Footnote	2004	2003	2002	2004	2003	2002

Dr J P Garnier		–	–	–	203,229	113,858	55,010
Mr J D Coombe	a,b	185,871	173,911	172,537	–	–	–
Sir Christopher Hogg	d	32,450	32,450	13,714	–	–	–
Dr M Barzach	d	4,095	4,095	3,028	–	–	–
Mr L Culp	d	–	–	–	1,061	1,061	–
Mr C Davis	d	7,439	7,439	–	–	–	–
Sir Peter Job	d	14,487	14,482	9,531	–	–	–
Mr J H McArthur	d	–	–	–	7,006	6,974	6,281
Mr D F McHenry	c,d	–	–	–	4,889	4,889	4,345
Sir Ian Prosser	d	9,940	9,940	7,047	–	–	–
Dr R Schmitz	d	7,550	7,550	4,600	2,840	2,840	2,840
Dr L Shapiro	d	1,619	1,619	1,570	4,709	4,709	3,399
Sir Robert Wilson	d	1,295	1,295	–	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a	Includes shares purchased through the GlaxoSmithKline ShareReward Plan totalling 481 shares at 31st December 2003 (2002 – 225) and 526 shares at 27th February 2004.

b	Includes a non-beneficial interest in trusts which hold nil shares at 31st December 2003 (2002 – 13,241) and nil shares at 27th February 2004.

c	In addition to the interests shown above, Mr McHenry has interests in a deferred fees plan relating to the period during which Mr McHenry was a Director of SmithKline Beckman prior to the merger with Beecham Group in 1989. The deferred fees are now indexed to the total return on GlaxoSmithKline shares and are payable over seven years following Mr McHenry’s retirement as a Non-Executive Director of GlaxoSmithKline. The total accumulated value of deferred fees on 31st December 2003, restated to reflect the merger and fully provided for, was equivalent to 22,563 GlaxoSmithKline ADSs.

d	Includes shares and ADSs received as part or all of their fees as described under Non-Executive Directors’ share arrangements above. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2003. These are also included in the Directors’ interests above.

The interests of the above-mentioned Directors at 27th February 2004 reflect changes between the end of the financial year and that date.

Back to Contents

Remuneration Report GlaxoSmithKline    55

Share options
				Granted

			Weighted average
Options – ADSs	At 31.12.02	Date of grant	grant price	Number	Exercised	At 31.12.03

Dr J P Garnier	3,347,443	15.12.03	$44.57	460,000	191,743	3,615,700

				Granted

			Weighted average
Options – Shares	At 31.12.02	Date of grant	grant price	Number	Lapsed	At 31.12.03

Mr J D Coombe	1,158,979	15.12.03	£12.70	276,000	730	1,434,249

For those options outstanding at 31st December 2003 the earliest and latest vesting and lapse dates for those above and below the market price for a GlaxoSmithKline share at the year end are given in the table below.

					Vesting date		Lapse date
		Weighted average
Dr J P Garnier		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$59.46	1,133,448	23.11.01	24.11.02	23.11.08	24.11.09
	unvested options	$51.63	900,000	29.03.04	28.11.04	29.03.11	28.11.11

		$55.99	2,033,448

Below market price at year end:	vested options	$27.31	672,252	22.11.97	13.11.00	22.11.04	13.11.07
	unvested options	$40.95	910,000	03.12.05	15.12.06	03.12.12	15.12.13

		$35.15	1,582,252

Total ADS options as at 31st December 2003		$46.87	3,615,700

					Vesting date		Lapse date
		Weighted average
Mr J D Coombe		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	£14.82	287,218	04.08.02	25.02.03	04.08.09	25.02.10
	unvested options	£18.04	580,000	29.03.04	28.11.04	29.03.11	28.11.11

		£16.97	867,218

Below market price at year end:	unvested options	£12.23	567,031	01.12.05	15.12.06	31.05.06	15.12.13

Total share options as at 31st December 2003		£15.10	1,434,249

GlaxoSmithKline grants share options to Executive Directors and Senior Managers on an annual basis, generally in November. An initial grant was made following completion of the merger in March 2001. The measurement period for the options granted in March 2001 commenced on 1st January 2001. The measurement periods for options granted in November 2001, 2002 and 2003 commenced on 1st January 2002, 2003 and 2004 respectively. The Directors hold these options under the various share option plans referred to in Note 34 to the Financial statements, ‘Employee share schemes’. None of the other Directors had an interest in any option over the company’s shares.

Following the merger, each of the Directors above elected to exchange their outstanding options in the legacy share option plans for options over GlaxoSmithKline shares. These Directors and all other participants in those legacy schemes who made such an election, will receive an additional benefit of a cash sum equal to 10 per cent of the grant price of the original option. This additional benefit will be given when the new option is exercised or lapses, provided the exercise or lapse is on or after the second anniversary of the effective date of the merger (or, as in the case of Sir Richard Sykes, on cessation of executive employment, if earlier).

					2003	2002

			Grant	Market
Options exercised	Date	Number	price	price	Gain	Gain

Dr J P Garnier	06.05.03	28,582	$12.87	$43.25	$868,321	–
	07.05.03	163,161	$16.09	$41.90	$4,211,185	–

		191,743			$5,079,506	–

At the average exchange rate for the year, the above gain made by Dr Garnier amounted to £3,097,260. On 19th February 2004, Dr Garnier exercised 231,052 options with an exercise price of $14.53 giving rise to a gain of $6,621,049. Dr Garnier also received $335,730 in respect of the Exchange Offer Incentive benefit arising on the exercise of these options.

Mr Coombe did not exercise any share options during 2003 or 2002.

The highest and lowest closing prices during the year ended 31st December 2003 for GlaxoSmithKline shares were £13.90 and £10.00, respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year ended 31st December 2003 were $47.64 and $31.85, respectively. The market price for a GlaxoSmithKline share on 31st December 2003 was £12.80 (31st December 2002 – £11.92) and for a GlaxoSmithKline ADS was $46.62 (31st December 2002 – $37.46). The share price on 27th February 2004 was £11.21 per GlaxoSmithKline share and $42.62 per GlaxoSmithKline ADS.

Back to Contents

56	GlaxoSmithKline Remuneration Report

Incentive plans

				Granted

Performance Share Plan – ADSs		ADSs at 31.12.02	Number	Market price	ADSs at 31.12.03

Dr J P Garnier –	2001 award	70,000	–	–	70,000
	2002 award	70,000	–	–	70,000
	2003 award	70,000	–	–	70,000
	2004 award	–	200,000	$44.57	200,000

			Granted

Performance Share Plan – shares		Shares at 31.12.02	Number	Market price	Shares at 31.12.03

Mr J D Coombe –	2001 award	40,000	–	–	40,000
	2002 award	40,000	–	–	40,000
	2003 award	40,000	–	–	40,000
	2004 award	–	120,000	£12.70	120,000

The Performance Share Plan (PSP) is a medium-term incentive scheme introduced during 2001. The PSP replaces the Long-Term Incentive Plan and the Mid-Term Incentive Plan operated respectively by Glaxo Wellcome and SmithKline Beecham.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three year measurement period and is dependent on GlaxoSmithKline’s performance during that period as described on pages 46 and 47. The share awards are granted annually in November or December and the measurement period commences on the following 1st January, ending after three years on 31st December. The three year measurement period for the 2001 award ended on 31st December 2003. Based on the performance of GlaxoSmithKline during that period, 50 per cent of the 2001 award vested in February 2004.

					Shares exercised

Long-Term Incentive Plan – shares	Shares at 31.12.02	Number	Market price on award £	Average market price on exercise £	Money value on exercise £	at 31.12.03

Mr J D Coombe	23,013	23,013	14.60	11.13	256,134	–

The Long-Term Incentive Plan (LTIP) was a share award scheme operated by Glaxo Wellcome. The plan closed to new entrants upon completion of the merger and no further grants have been made. The award made to Mr Coombe in February 2000 vested in February 2003 on completion of the measurement period. In connection with the merger the performance conditions in respect of the grant made in February 2000 were waived.

Mid-Term Incentive Plan – ADSs	Unvested participations at 31.12.02	Participations vesting in 2003	Unvested participations at 31.12.03	Vested and deferred participations at 31.12.02	Participations vested in 2003	Dividends reinvested in 2003	Vested and deferred participations at 31.12.03

Dr J P Garnier	36,985	36,985	–	116,009	36,985	4,430	157,424

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted. In connection with the merger, the performance conditions in respect of grants made in 1999 were waived. The measurement period ended on 31st December 2002.

The participations that vested in 2003 were awarded to Dr Garnier on 24th November 1999 when the ADS price was $59.88. The ADS price at the time of vesting was $35.85. Where a final award of ADSs is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts awarded in 1999, 2000, 2001, 2002 and 2003. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 54 since technically they are retained in the MTIP until paid out.

Stock Appreciation Rights (SARs) – ADSs	At 31.12.02	At 31.12.03	Average grant price

Dr L Shapiro	1,487	1,487	$50.34

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

Back to Contents

Remuneration Report GlaxoSmithKline	57

Pensions

The accrued annual pension benefits and transfer values for Executive Directors on retirement are set out below.

The regulations require disclosure of: the accrued benefit at the end of the year; the change in accrued benefit over the year; the transfer value at both the beginning and end of the year, and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change.

	Accrued benefit at 31.12.02 £000 pa	Accrued benefit at 31.12.03 £000 pa	Change in accrued benefit over year £000 pa	Transfer value at 31.12.02 £000	Transfer value at 31.12.03 £000	Change over year in transfer value* £000	Change in accrued benefit over year net of inflation £000 pa	Transfer value of change in accrued benefit* £000

Dr J P Garnier	929	565	(295)	5,578	5,636	676	(313)	676
Mr J D Coombe	291	317	26	4,723	6,436	1,713	21	438

*	The change in transfer value is shown net of contributions made by the individual.

Dr Garnier is a member of the all employee US cash balance pension plan, under which GlaxoSmithKline makes annual contributions calculated as a percentage of the employee’s base salary and bonus. The fund increases at an interest rate set annually in advance based on the 30 year treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. Dr Garnier has no entitlement to a spouse’s pension or to pension increases, other than by reducing his own initial pension.

The normal retirement age under this plan is 65 years of age. Dr Garnier’s pension arrangements have been bought into line with the terms of his service agreement and the assumed retirement age reduced to 60. The effect of this has been to reduce Dr Garnier’s accrued benefit by £295,184 per annum (£313,427 per annum excluding the effects of inflation) as the cash balance available under Dr Garnier’s plan is now required to purchase an annuity for five more years than previously assumed.

The transfer value, or cash sum, of Dr Garnier’s plan has increased by £676,261 over the year as a result of phased transfers from a previous scheme, the further accumulation of interest and contributions paid by the Company of five per cent of base salary plus bonus.

Dr Garnier’s accrued benefit and transfer value have been translated at the year-end exchange rate of £1/US$1.79 (2002 - £1/US$1.61). The change in accrued benefit and transfer value have been translated at the average exchange rate of £1/US$1.64 (2002 - £1/US$1.50). Accordingly the changes in accrued benefit and transfer value stated above exclude exchange losses as follows: change in accrued benefit over year £68,701; change in accrued benefit over year net of inflation £69,041 and change over year in transfer value £617,565.

Dr Garnier is also a member of the US Retirement Savings Plan, a money purchase scheme open to all US employees. Contributions are invested in a range of funds and the value of the accumulated funds are paid at retirement. During 2003 contributions of £88,609 were paid into this scheme by the company in respect of Dr Garnier, of which £2,439 was invested in GlaxoSmithKline shares in a stock ownership account. The shares held in this account are included within the Director’s interests tables on page 54.

Mr Coombe’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Whilst Mr Coombe’s annual accrued benefit has increased by £26,377 (£21,433 excluding the effects of inflation), the transfer value has increased by £1.7 million over the year.

This increase has arisen primarily as a result of the following factors:

•	The method of calculating the transfer value is reviewed following the completion of each formal valuation of the pension scheme to ensure that the assumptions used continue to be reasonable. Following the 31st December 2002 valuation, various assumptions were updated including increasing the allowance for the life expectancy of members after retirement which led to an increase in the transfer values of all pension fund members. The assumptions used will continue to be reviewed following each valuation and adjusted as and when appropriate

•	Annual increases to transfer values become larger the closer an individual is to retirement. Under the terms of Mr Coombe’s service agreement he will retire at the age of 60. As Mr Coombe approaches retirement the transfer value of his pension will further increase to reflect the level of funds required to meet the annual accrued benefit payments

•	The yield of gilts, to which the underlying assets are linked, has declined therefore leading to an increase in the market value of the gilts required to meet the annual accrued benefit.

Back to Contents

58	GlaxoSmithKline Remuneration Report

Directors and Senior Management

For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group (‘the group’). For the purposes of this disclosure, the group is defined as the Directors, members of the CET and the Company Secretary. In respect of the financial year 2003, the total compensation paid to members of the group for the periods during which they served in that capacity was £16,106,911, the aggregate decrease in accrued pension benefits was £174,219 and the aggregate payment to defined contribution schemes was £318,480. During 2003 members of the group were granted options over 845,500 shares and 1,149,250 ADSs and awarded 355,500 shares and 499,500 ADSs in the Performance Share Plan. At 27th February 2004, the then-current members of the group (comprising 26 persons) owned 460,939 shares and 451,034 ADSs, constituting less than one per cent of the issued share capital of the company. The group also held, at that date: options to purchase 4,788,785 shares and 6,744,234 ADSs; 619,500 shares and 841,310 ADSs awarded under the Performance Share Plan, including those shares and ADS’s that are vested and deferred; 4,188 shares and 227,262 ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan, including those shares and ADSs that are vested and deferred, and 1,487 ADSs awarded under the legacy SmithKline Beecham Stock Appreciation Rights. These holdings were issued under the various executive share option plans described in Note 34 to the Financial statements, ‘Employee share schemes’.

Directors’ interests in contracts

Except as described in Note 35 to the Financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company.

The Directors’ Remuneration Report has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Hogg
Chairman
3rd March 2004

Back to Contents

GlaxoSmithKline	59

Operating and financial review and prospects

The Operating and financial review and prospects discusses the operating and financial performance of the Group, the financial outlook and the financial resources of the Group, under the following headings:

60	Financial trends and ratios

61	2003 Year – results for the year to 31st December 2003 compared to the year to 31st December 2002

70	Financial position and resources – at 31st December 2003

74	Outlook and risk factors

Additionally, in accordance with US requirements:

77	2002 Year – results for the year to 31st December 2002 compared to the year to 31st December 2001

83	Selected financial data UK/US GAAP

The results for each year are compared primarily with the results for the preceding year. Reference is made also to quarterly and half-yearly trends within the results, where appropriate.

Exchange
The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies.

The Group uses the average exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings and joint ventures into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

During 2003 average sterling exchange rates were stronger against the US dollar and the Japanese Yen by nine per cent and two per cent respectively, and weaker against the Euro by nine per cent, compared with 2002, giving an overall adverse currency impact on the results for the year.

Business performance and constant exchange rates
Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, which appear on pages 88 and 89, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Back to Contents

60	GlaxoSmithKline Operating and financial review and prospects

Financial trends and ratios

Statutory results	2003 £m	Growth	2002 £m	Growth	2001 £m

CER%	£%	CER%	£%

Turnover -	Pharmaceuticals	18,181	5	1	17,995	8	5	17,205
-	Consumer Healthcare	3,260	4	1	3,217	2	(2)	3,284

Total	21,441	5	1	21,212	7	4	20,489

Cost of sales	(4,544)	–	(1)	(4,609)	–	(3)	(4,733)
Selling, general and administration	(7,581)	(2)	(6)	(8,041)	(1)	(4)	(8,408)
Research and development	(2,791)	(1)	(4)	(2,900)	12	9	(2,651)

Trading profit	6,525	21	15	5,662	26	21	4,697

Profit before taxation	6,329	21	15	5,506	28	22	4,517
Earnings	4,484	20	15	3,915	35	28	3,053
Basic earnings per share (pence)	77.2	p	23	17	66.2	p	38	32	50.3	p

Merger, restructuring and disposal of subsidiaries

Cost of sales	(356)	(366)	(303)
Selling, general and administration	(18)	(498)	(957)
Research and development	(21)	(168)	(96)

Trading profit	(395)	(1,032)	(1,356)

Profit before taxation	(390)	(1,011)	(1,652)
Earnings	(281)	(712)	(1,330)

Business performance results

Turnover	21,441	5	1	21,212	7	4	20,489
Cost of sales	(4,188)	–	(1)	(4,243)	(2)	(4)	(4,430)
Selling, general and administration	(7,563)	4	–	(7,543)	5	1	(7,451)
Research and development	(2,770)	4	1	(2,732)	9	7	(2,555)

Trading profit	6,920	9	3	6,694	15	11	6,053

Profit before taxation	6,719	8	3	6,517	11	6	6,169
Adjusted earnings	4,765	8	3	4,627	11	6	4,383
Adjusted earnings per share (pence)	82.1	p	10	5	78.3	p	13	8	72.3	p

Research and development – Statutory

Pharmaceuticals	2,704	2,791	2,549
Consumer Healthcare	87	109	102

Total	2,791	2,900	2,651

Interest

Net interest payable	161	141	88
Interest cover	40 times	40 times	52 times

Interest cover is calculated as statutory profit before interest divided by net interest payable.

Tax rate

Business performance	27.5%	27.0%	26.8%
Statutory results	27.5%	26.5%	29.5%

Borrowings

Net debt	1,648	2,335	2,101
Gearing	16%	24%	20%

The gearing ratio is calculated as net debt as a percentage of shareholders’ funds, net debt and minority interests.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	61

2003 Year

World economy

Fears of terrorism, SARS and the war in Iraq, including uncertainties of the war’s aftermath, held the headlines in 2003. Rising unemployment in a number of major world economies and the collapse of the World Trade Organisation talks in Mexico did little to underpin the fragile global economic situation. However, optimism for a recovery in the global economy and a more settled economic climate emerged in the latter part of the year, though there remained little confidence for significant improvement in the long term.

The USA dominated the areas of recovery, with a vigorous and resilient economic performance, particularly in the consumer sector. A growth rate of four per cent was achieved despite concerns over a growing budget deficit and the possible impact on interest rates and taxes.

In the UK, growth was also stronger than expected, although still subdued at 2.3 per cent. The effects of the first increase in UK interest rates for four years in the autumn followed by a further increase in February 2004 have led to predictions that UK rates will increase further over the next 12 to 18 months.

In the Euro zone, Germany’s economy continued to be weak, but growth in other countries such as France and Italy improved. Although these improvements were welcomed, there was general agreement that they did not indicate a long-term trend. The European Central Bank expressed confidence in the zone’s economic situation and maintained its interest rates of two per cent from the middle of the year. The impact of the accession of ten new countries to the European Union in 2004 and the likely subsequent changes in the labour force may slow future economic growth in Europe.

Towards the end of the year, other industrialised nations followed the USA by reporting signs of recovery. China’s growth was healthy at 9.1 per cent, with projections for 2004 at a more cautious seven per cent. However, Japan’s economy showed slower than expected growth, reflecting a continued weakness in business investment. Despite this, there was optimism for stronger growth.

Alongside signs of a slow recovery of the global economy in 2003, share price indices improved and halted their three-year decline, indicating reduced risks of recession and deflation.

The momentum achieved in the latter stages of the year, particularly in some economies of Asia and in the USA and UK, indicates a renewed strength in the world economy for 2004, likely to be led again by the USA and followed, albeit less steeply and more slowly, by Europe.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

The pound hit its highest level against the dollar for more than three years, climbing to $1.79 at the year-end, and the Euro gained 20 per cent against the dollar in 2003, the first year that the dollar has fallen in value against the Euro, as investors weighed up the impact of continued unrest in Iraq, tension elsewhere in the world and concerns for the US economy.

World market – pharmaceuticals

Global pharmaceutical sales increased by almost nine per cent in 2003 to £279 billion.

World market by geographic region	Value £bn	% of total		Growth

			CER%	£%

USA	127	46	11	2
Europe	76	27	8	15
Germany	15	5	7	15
France	14	5	6	14
UK	9	3	11	11
Italy	9	3	5	13
Japan	31	11	2	(1)
Asia Pacific	19	7	9	4
Latin America	12	4	(3)	(11)
Middle East, Africa	8	3	17	13
Canada	6	2	12	11

Total	279	100	9	5

The US market, although less buoyant than 2002, maintained double digit growth and now represents 46 per cent of the global prescription pharmaceutical market compared to 31 per cent a decade ago.

At 30th September 2003, GlaxoSmithKline held second position in the world pharmaceutical market with a market share of 6.9 per cent, behind Pfizer with a market share of 10.3 per cent. GlaxoSmithKline had seven products in the world’s top 50 pharmaceutical products; these are Augmentin, Avandia, Imigran/Imitrex, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

World market – top five therapeutic classes	Value £bn	% of total		Growth

			CER%	£%

Cardiovascular	47	17	7	4
Central nervous system	46	16	13	8
Alimentary tract and metabolic	36	13	8	4
Anti-infectives (bacterial,
viral and fungal) excluding vaccines	31	11	7	2
Respiratory	20	7	2	(2)

(Note: data based on 12 months to 30th September 2003.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 63 and by geographic region on page 64.

Total pharmaceutical turnover in 2003 was £18,181 million compared with £17,995 million in 2002, an increase of five per cent. Approximately one per cent of this overall growth came from price increases and the remainder from volume growth. Growth in sterling terms of one per cent was significantly impacted by the weakness of the US dollar and other currencies.

Within the Group’s portfolio, turnover of new products launched in a major market within the last five years accounted for 25 per cent of total turnover and grew by 29 per cent to £4,633 million. Turnover of the more established, franchise products amounted to £9,888 million representing 54 per cent of total turnover and grew one per cent compared to last year. Turnover of older products, now less actively promoted, was £3,660 million, a decline of eight per cent, representing 21 per cent of total turnover.

Back to Contents

62	GlaxoSmithKlineOperating andfinancial review and prospects

Global pharmaceutical turnover in the fourth quarter of 2003 declined two per cent, reflecting a US turnover decline of six per cent to £2,188 million; whereas in Europe turnover grew two per cent to £1,363 million, and in International turnover grew four per cent to £964 million. Turnover in the US declined due to generic competition toPaxilwhich began in September 2003.

Pharmaceutical turnover by therapeutic area

GlaxoSmithKline’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products.

These include the Respiratory productSeretide/Advair(£2.2 billion) up 39 per cent, the diabetes treatmentAvandia/Avandamet(£0.9 billion) up 24 per cent,Wellbutrinfor depression (£0.9 billion) up 18 per cent, the emesis treatmentZofran(£0.8 billion) up 16 per cent,Lamictalfor epilepsy (£0.6 billion) up 31 per cent,Trizivirfor HIV (£0.4 billion) up 22 per cent,Valtrexfor herpes (£0.5 billion) up 23 per cent,Coregfor heart disease (£0.4 billion) up 28 per cent and the pediatric vaccineInfanrix/Pediarix(£0.3 billion) up 32 per cent.

Central nervous system (CNS)
CNS sales grew four per cent to £4,455 million. Sales in the US and Europe grew three per cent. International sales grew 15 per cent.

Sales ofSeroxat/Paxil, GlaxoSmithKline’s leading product for depression and anxiety disorders, declined four per cent to £1,877 million. US sales declined nine per cent to £1,179 million following the launch of a generic paroxetine in September 2003. By January 2004, GlaxoSmithKline's innovative new productPaxil CRincreased its share of totalPaxilprescriptions (branded and generic) since the generic launch from 33 per cent to 37 per cent.Paxil CRsales in 2003 were £387 million. EuropePaxilsales declined eight per cent to £369 million reflecting competition and pricing pressures. International sales grew 25 per cent to £329 million led by continued strong growth in Japan.

Sales ofWellbutrin, for depression, grew 18 per cent to £953 million, reflecting increased physician awareness of the product’s outstanding efficacy and favourable side-effect profile. A new once-daily formulation,Wellbutrin XL, was launched in September 2003. This formulation accounted for 40 per cent of brandedWellbutrinprescriptions in early February 2004 and seven per cent of sales in 2003.

Limited generic competition toWellbutrinbegan in the USA in January 2004 for the 100mg dose. Generic competition across all dose forms ofWellbutrin SRis expected at any time.

GlaxoSmithKline’s medicine for epilepsy,Lamictal, continued to grow across all regions achieving sales of £556 million, up 31 per cent. In June 2003, the FDA approvedLamictalfor long-term maintenance treatment of bi-polar disorder.

Respiratory
GlaxoSmithKline continues to be the global leader in respiratory pharmaceuticals with sales of its three key products,Seretide/Advair,Flixotide/FloventandSerevent, amounting to £3.4 billion, up 17 per cent. Sales ofSeretide/Advair, the Group’s largest product, grew 39 per cent to £2.2 billion although this contributed to declines inSereventandFlixotide, its constituent products.Seretide/Advairis now one of the top ten pharmaceutical brands in the world. In the USA, sales grew 54 per cent to £1,235 million.

Seretidealso continued to perform strongly in Europe (up 18 per cent) and International markets (up 37 per cent). The growth prospects forAdvairwere further strengthened with an FDA approval for use in the treatment of Chronic Obstructive Pulmonary Disease (COPD) in the fourth quarter 2003.

The older respiratory productsVentolinandBecotidecontinued to decline as patients converted to newer products.

Anti-virals
HIV medicines grew across all regions and totalled £1.5 billion in sales, up six per cent. Sales ofTrizivir, GlaxoSmithKline’s triple combination therapy, grew 22 per cent to £376 million.Lexiva, for HIV, was launched in December 2003, with initial sales of £7 million.

Global sales ofValtrex, which received FDA approval in August 2003 to reduce the risk of transmission of genital herpes, rose 23 per cent to £499 million.

Anti-bacterials
Anti-bacterial sales declined 16 per cent worldwide and 41 per cent in the USA.Augmentin’sUS sales were down 51 per cent in the year as a result of generic competition that began in the third quarter 2002.

In the USA, GlaxoSmithKline’s two new antibiotics,Augmentin ESfor children, andAugmentin XRfor adults, recorded combined sales of £237 million in 2003 in spite of generic competition.

Metabolic
Worldwide sales for the metabolic category were £1.1 billion, up 20 per cent. TheAvandiafranchise (AvandiaandAvandamet)grew 24 per cent for the year with US sales up 20 per cent to £755 million.

Avandamet, a combination ofAvandiaand metformin HCI, expanded theAvandiametabolic franchise with its US launch in the fourth quarter 2002. In Europe,Avandiahas benefited from increasing physician acceptance with sales of £70 million, up 57 per cent. The franchise should benefit further from the EU approval ofAvandametin December 2003.Avandiaalso did very well in International markets with sales of £106 million, up 40 per cent.

Vaccines
Sales of vaccines grew two per cent to £1.1 billion, supported by theInfanrix/Pediarixfranchise, up 32 per cent to £336 million. The hepatitis franchise declined 13 per cent to £417 million reflecting competitive pressure in the USA and Europe.

In the USA, GlaxoSmithKline’s newPediarixvaccine was launched in January 2003.Pediarixadds protection against hepatitis B and poliomyelitis to theInfanrixcombination and results in up to six fewer injections for infants.

Back to Contents

Operating andfinancial review and prospectsGlaxoSmithKline	63

Pharmaceutical turnover by therapeutic area 2003

		Total				USA			Europe			International

		2003	2002	Growth		2003	Growth		2003	Growth		2003	Growth
Therapeutic area/	% of
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

CNS	25	4,455	4,511	4	(1)	3,112	3	(6)	847	3	10	496	15	14
Depression		2,830	2,937	2	(4)	2,107	1	(7)	369	(8)	(2)	354	25	23
Seroxat/Paxil		1,877	2,055	(4)	(9)	1,179	(9)	(17)	369	(8)	(2)	329	25	23
Wellbutrin		953	882	18	8	928	18	8	–	–	–	25	30	25

Migraine		849	888	1	(4)	609	(1)	(9)	179	3	11	61	7	7
Imigran/Imitrex		760	798	–	(5)	560	(1)	(9)	147	3	11	53	7	8
Naramig/Amerge		89	90	1	(1)	49	(3)	(9)	32	7	14	8	7	–

Lamictal		556	438	31	27	311	38	26	202	26	34	43	9	8
Requip		99	89	13	11	47	9	–	47	15	24	5	43	25
Zyban		75	99	(25)	(24)	28	(35)	(40)	32	12	19	15	(45)	(40)

Respiratory	24	4,417	3,987	14	11	2,242	21	11	1,481	4	10	694	13	11
Flixotide/Flovent,
Serevent, Seretide/Advair		3,352	2,937	17	14	1,750	23	12	1,170	7	15	432	18	19
Seretide/Advair		2,214	1,631	39	36	1,235	54	41	773	18	27	206	37	40
Flixotide/Flovent		705	783	(8)	(10)	319	(10)	(18)	208	(10)	(5)	178	1	1
Serevent		433	523	(15)	(17)	196	(27)	(33)	189	(5)	(1)	48	26	26
Flixonase/Flonase		594	534	19	11	461	22	12	56	1	8	77	14	12
Ventolin		265	265	(1)	–	4	(50)	(50)	134	(5)	1	127	7	2
Becotide		111	130	(16)	(15)	–	–	–	93	(15)	(11)	18	(23)	(28)

Anti-virals	13	2,349	2,299	5	2	1,159	4	(4)	726	5	14	464	7	3
HIV		1,508	1,465	6	3	798	2	(7)	555	11	20	155	12	6
Trizivir		376	315	22	19	219	20	10	143	28	39	14	27	17
Combivir		589	588	3	–	301	(3)	(11)	218	8	17	70	16	9
Epivir		293	295	2	(1)	148	(1)	(10)	107	5	14	38	6	3
Retrovir		45	50	(10)	(10)	19	(12)	(17)	16	(14)	(6)	10	1	–
Ziagen		167	173	(1)	(3)	86	(6)	(15)	61	7	15	20	7	5
Agenerase		31	44	(25)	(30)	19	(33)	(39)	9	(5)	–	3	1	(25)

Herpes		669	653	6	2	325	15	5	148	(3)	6	196	(2)	(4)
Valtrex		499	425	23	17	316	26	15	86	9	18	97	25	26
Zovirax		170	228	(26)	(25)	9	(72)	(74)	62	(16)	(7)	99	(19)	(22)

Zeffix		129	123	11	5	10	(4)	(17)	17	2	6	102	14	7

Anti-bacterials	10	1,815	2,210	(16)	(18)	524	(41)	(46)	755	1	8	536	6	(1)
Augmentin		825	1,191	(29)	(31)	312	(51)	(56)	332	(2)	5	181	11	5
Zinnat/Ceftin		246	243	–	1	22	(29)	(35)	134	6	15	90	4	(2)
Fortum		184	201	(9)	(8)	27	(22)	(27)	95	(9)	(1)	62	(3)	(9)
Amoxil		117	136	(11)	(14)	19	(36)	(41)	36	(26)	(20)	62	15	5

Metabolic	6	1,079	960	20	12	755	20	10	116	32	38	208	16	11
Avandia/Avandamet		931	809	24	15	755	20	10	70	57	67	106	40	34

Vaccines	6	1,123	1,080	2	4	281	6	(3)	495	(1)	6	347	4	8
Hepatitis		417	483	(13)	(14)	157	(18)	(26)	192	(12)	(6)	68	1	–
Infanrix		336	254	32	32	124	71	57	147	17	26	65	10	12

Oncology and emesis	6	1,001	977	9	2	743	10	–	163	1	7	95	13	12
Zofran		774	708	16	9	575	20	10	126	1	8	73	13	11
Hycamtin		110	94	23	17	77	33	22	25	–	4	8	14	14

Cardiovascular and
urogenital	4	771	661	22	17	495	24	14	176	10	20	100	34	28
Coreg		361	306	28	18	346	28	17	–	–	–	15	33	36
Levitra		37	–	–	–	22	–	–	11	–	–	4	–	–
Avodart		19	6	>100	>100	14	>100	>100	5	–	–	–	–	–

Other		1,171	1,310	(8)	(11)	99	(15)	(22)	355	(16)	(13)	717	(3)	(8)
Zantac	6	328	382	(13)	(14)	77	(1)	(10)	94	(25)	(19)	157	(10)	(13)

	100	18,181	17,995	5	1	9,410	5	(4)	5,114	2	9	3,657	8	5

CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates. An analysis of turnover by quarter is given in the Financial record (pages 152 to 155).

Back to Contents

64	GlaxoSmithKlineOperating andfinancial review and prospects

Cardiovascular and urogenital
In 2003,Coregsales grew 28 per cent to £361 million, benefiting from recent data that showed a highly significant statistical difference in survival betweenCoregand metopropol in patients with heart failure.

Levitra(vardenafil), a new agent for the treatment of erectile dysfunction, was launched in the USA in August 2003 and in Europe in the first half of the year.Levitrawas researched and developed by Bayer AG and is co-promoted with GlaxoSmithKline.

Oncology and emesis
Sales ofZofrangrew 16 per cent to £774 million, driven by a strong US performance, up 20 per cent to £575 million.

Other therapeutic areas
Sales ofZantacfell 13 per cent to £328 million with declines in all regions.

Regional analysis

The turnover reported in the table below represents sales invoiced by GlaxoSmithKline’s local entity to its customers in the local market plus co-promotion income within each market.

Pharmaceutical turnover by geographic region in 2003 on an invoiced basis

		2003	2002	Growth*
Region/	% of
major markets	total	£m	£m	CER%	£%

USA	52	9,410	9,797	5	(4)

Europe	28	5,114	4,701	2	9
France		1,005	918	–	9
UK		731	658	11	11
Italy		660	593	2	11
Germany		538	502	(2)	7
Spain		528	502	(4)	5
Central &		421	401	7	5
Eastern Europe
Other Europe		1,231	1,127	1	9

International	20	3,657	3,497	8	5
Asia Pacific		1,140	1,100	6	4
Japan		753	712	8	6
Latin America		597	606	13	(1)
Middle East, Africa		693	652	7	6
Canada		474	427	8	11

	100	18,181	17,995	5	1

*	CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates. An analysis of turnover by quarter is given in the Financial record (pages 152 to 155).

Individual governments determine the pricing of medicines in most countries within Europe, which can result in wide price variations for the same product. Parallel trade occurs when third parties exploit this price differential by purchasing products in the market where low prices are enforced and selling them to governments and other purchasers in those markets where higher prices have been agreed. This parallel trade is permitted under the single market rules in the European Union. GlaxoSmithKline does not derive any benefit from the profit on resale at the higher price.

As a result, management believes that within the European region turnover by market, on an invoiced basis as presented above, does not properly represent the consumption of the products within each market. GlaxoSmithKline staff based in each market are instrumental in the promotion of the Group’s products within their market, thereby creating a product sale and final consumption in that market. The table below gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis. These adjustments are GlaxoSmithKline estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Management believes that this turnover created basis of reporting turnover by market provides a better reflection of the performance of the businesses in each market within Europe.

The total turnover for Europe region is unaffected by this restatement.

Parallel trade occurs occasionally elsewhere in the world but it is not sufficiently material to affect significantly the turnover data by market presented on an invoiced basis.

Pharmaceutical turnover for Europe region in 2003 -reconciliation of adjustment for parallel trade

			2003			2002

Region/	Invoiced	Adjustment	Created	Invoiced	Adjustment	Created
major markets	£m	£m	£m	£m	£m	£m

Europe	5,114	–	5,114	4,701	–	4,701
France	1,005	(39)	966	918	(51)	867
UK	731	60	791	658	124	782

Italy	660	(8)	652	593	(29)	564
Germany	538	59	597	502	47	549
Spain	528	(21)	507	502	(24)	478
Central &	421	–	421	401	–	401
Eastern Europe
Other Europe	1,231	(51)	1,180	1,127	(67)	1,060

Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GlaxoSmithKline.

Pharmaceutical turnover by geographic region in 2003 on a turnover created basis

		2003	2002	Growth	*
Region/	% of
major markets	total	£m	£m	CER %	£%

USA	52	9,410	9,797	5	(4)

Europe	28	5,114	4,701	2	9
France		966	867	1	11
UK		791	782	1	1
Italy		652	564	6	16
Germany		597	549	(1)	9
Spain		507	478	(3)	6
Central &		421	401	7	5
Eastern Europe
Other Europe		1,180	1,060	2	11

International	20	3,657	3,497	8	5
Asia Pacific		1,140	1,100	6	4
Japan		753	712	8	6
Latin America		597	606	13	(1)
Middle East, Africa		693	652	7	6
Canada		474	427	8	11

	100	18,181	17,995	5	1

*	CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates. An analysis of turnover by quarter is given in the Financial record (pages 152 to 155).

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	65

USA
The USA reported five per cent turnover growth in the year and this business represents 52 per cent of total pharmaceutical turnover.

Advair maintained its strong growth with sales of £1,235 million driving the overall respiratory growth of 21 per cent. However, this adversely affected sales of its constituent products, Flovent and Serevent, which both showed declines. Flonase indicated for the treatment of perennial rhinitis grew strongly by 22 per cent.

Sales growth of three per cent in the central nervous system products included sales of Wellbutrin up 18 per cent, reflecting the performance of the new once a day formulation Wellbutrin XL. Paxil sales declined nine per cent due to the launch of generic paroxetine in September 2003. By January 2004, GlaxoSmithKline's innovative new product Paxil CR increased its share of total Paxil prescriptions (branded and generic) since the generic launch from 33 per cent to 37 per cent. Paxil CR sales in 2003 were £387 million.

Sales in the anti-virals therapeutic area grew four per cent with HIV led by a strong performance of Trizivir up 20 per cent, which partially drew sales from its constituent products. Valtrex, for herpes, grew 26 per cent driven by the FDA approval for the reduced risk of transmission of genital herpes.

Sales of Avandia increased by 20 per cent, benefiting from the launch of Avandamet in November 2002. Anti-bacterial sales declined 41 per cent as a result of generic competition that began in the third quarter 2002. Coreg sales increased 28 per cent reflecting the benefit from recent data that showed a highly significant statistical difference in survival between Coreg and metopropol in patients with heart failure.

Europe
The discussion of individual market performance in the Europe region is on a ‘turnover created basis’ rather than a ‘turnover invoiced basis’.

Europe region contributed 28 per cent of pharmaceutical turnover. Although overall turnover growth in the region was only two per cent, good growth was recorded in Italy and Central and Eastern Europe, but government healthcare reforms, including pricing and reimbursement restrictions, adversely affected turnover in France, Spain and Germany. Seretide, GlaxoSmithKline’s largest selling product in Europe, reported notable growth in France, Italy and the UK, although this was partly offset by expected declines in Serevent and Flixotide. Trizivir showed strong growth in all of the major markets in the region. The decline in sales of the herpes franchise was mainly as a result of generic competition for Zovirax partially offset by patients switching to the newer Valtrex product.

International
An eight per cent turnover growth in the International region reflected a mixture of good growth in the Middle East and Africa, Canada, Japan and Asia Pacific. Latin America also grew strongly as Mexico rebounded following poor economic conditions and a re-alignment of wholesaler stock levels in 2002.

Overall International growth was driven by Seretide, Seroxat/Paxil and Avandia, partly offset by declines in Zantac and Zovirax.

The Asia Pacific area grew due to the performance of Seretide and Avandia. Strong growth in a number of markets was partly offset by a decline of one per cent in the largest market, Australia, reflecting reduced sales of Zyban, Zantac and the older antibiotics.

The growth in Japan reflected strong growth of Paxil, Serevent and Valtrex partly offset by the declines of Zovirax, Zantac, and government price reductions.

The Middle East and Africa area followed the trends of most other markets with growth in Seretide, Avandia, and vaccines. In Canada growth was driven by Seretide and Avandia.

Consumer Healthcare sales
	2003 £m	2002 £m	Growth

			CER%	£%

OTC medicines	1,556	1,586	2	(2)
Analgesics	342	339	4	1
Dermatological	237	188	31	26
Gastro-intestinal	283	312	(2)	(9)
Respiratory tract	151	142	6	6
Smoking control	325	378	(8)	(14)
Natural wellness support	166	162	3	2

Oral care	1,082	1,052	3	3

Nutritional healthcare	622	579	9	7

	3,260	3,217	4	1

The growth in Consumer Healthcare sales of four per cent to £3,260 million comprised an OTC medicines sales increase of two per cent, a Nutritional healthcare sales increase of nine per cent and Oral care sales increase of three per cent.

OTC medicines
Over-the-counter medicine sales were £1.6 billion, up two per cent. Sales of smoking control and gastro-intestinal products were down significantly in the USA primarily due to flat market conditions and to private label competition. Growth from smoking control products recently launched in Europe and sales of dermatological products acquired earlier this year helped to offset these declines.

Oral care
Oral care sales were £1.1 billion, up three per cent.

GlaxoSmithKline's Sensodyne brand continues to grow in all regions.

Nutritional healthcare
Nutritional healthcare products grew nine per cent to £0.6 billion. Lucozade Sport and Lucozade Hydroactive continued to drive growth in this category.

Back to Contents
66	GlaxoSmithKline Operating and financial review and prospects

Trading profit – statutory results

Statutory results include merger items, integration and restructuring costs, and the disposal of subsidiaries.

	2003		2002		Growth

	£m	%	£m	%	CER%	£%

Turnover	21,441	100.0	21,212	100.0	5	1

Cost of sales	(4,544)	(21.2)	(4,609)	(21.7)	–	(1)
Selling, general
and administration	(7,581)	(35.4)	(8,041)	(37.9)	(2)	(6)
Research and
development	(2,791)	(13.0)	(2,900)	(13.7)	(1)	(4)

Trading profit	6,525	30.4	5,662	26.7	21	15

Cost of sales
Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger and manufacturing restructuring savings and a favourable product mix. A small pricing benefit was more than offset by an adverse exchange impact. Merger and manufacturing costs incurred of £356 million were £10 million lower than in 2002.

Selling, general and administration
Selling, general and administration (SG&A) costs declined two per cent reflecting reduced merger integration costs and operational excellence cost savings initiatives. These were partly offset by increased selling costs to support new product launches, charges relating to cost saving programmes and increased pension costs. Without the merger integration costs SG&A grew four per cent driven by selling cost increases, which accounted for a three percentage point increase. The charges relating to operational excellence and pension cost increases each individually added one percentage point, while cost savings reduced growth by one percentage point. Together these produced a reduction of 2.5 percentage points relative to 2002 for the expenses expressed as a percentage of turnover.

Research and development
R&D declined one per cent reflecting reduced merger integration costs, partly offset by increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.9 per cent of pharmaceutical turnover in the year.

Trading profit
Statutory trading profit was £6,525 million with a growth of 21 per cent, stronger than turnover growth of five per cent, demonstrating an improved trading margin of 3.7 percentage points. This was principally due to lower merger integration costs, cost savings derived from merger integration, manufacturing and other initiatives partly offset by charges relating to operational excellence cost saving programmes and higher pension costs.

Profit before taxation – statutory results

The analysis and discussion below of profit before taxation relates to statutory performance.

	2003	2002
Other operating income/(expense)	£m	£m

Royalties and other income	75	75
Other operating expense	(436)	(209)

	(361)	(134)
Income from equity investments and
other disposals	228	23

	(133)	(111)

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Other operating expenses were £133 million in the year compared with £111 million in 2002. The year on year movement reflects higher provisions in 2003 for product liability, anti-trust and other claims, partially offset by higher 2003 proceeds from product disposals and equity investment sales.

Business disposals
The profit on disposal of businesses in 2003 of £5 million reflects the final settlements regarding the disposal of Healthcare Services businesses in 1999.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics, Inc.

	2003	2002
Net interest payable	£m	£m

Interest payable	(214)	(206)
Investment income	61	73

	(153)	(133)
Share of interest payable of associate	(8)	(8)

	(161)	(141)

Net interest payable increased compared with 2002 largely as a result of the unwinding of the discounts on provisions and long-term receivables.

Profit on ordinary activities before taxation – statutory results
Taking account of net other operating income/(expenses), the contribution from associates, business disposals and net interest payable, statutory profit before tax was £6,329 million compared with £5,506 million in 2002, an increase of 21 per cent.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	67

Trading profit – business performance

To illustrate GlaxoSmithKline business performance in 2003, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 88 and 89 prepared in accordance with UK GAAP.

	2003		2002		Growth

	£m	%	£m	%	CER%	£%

Turnover	21,441	100.0	21,212	100.0	5	1

Cost of sales	(4,188)	(19.5)	(4,243)	(20.0)	–	(1)
Selling, general
and administration	(7,563)	(35.3)	(7,543)	(35.5)	4	–
Research and
development	(2,770)	(12.9)	(2,732)	(12.9)	4	1

Trading profit	6,920	32.3	6,694	31.6	9	3

Cost of sales
Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger, manufacturing restructuring savings, and a favourable product mix. A small pricing benefit was more than offset by an adverse exchange impact.

Selling, general and administration
Selling, general and administration (SG&A) costs grew four per cent reflecting increased selling costs to support new product launches, charges relating to operational excellence cost saving programmes and increased pension costs, partly offset by cost saving initiatives. These cost saving initiatives were relatively small restructuring activities in 2002 and 2003. It is estimated that without the operational excellence charges SG&A would have grown three per cent, driven principally by selling cost increases. Pension cost increases added one percentage point, but these were offset by cost saving initiatives. Together these produced a reduction of 0.2 percentage points expressed as a percentage of turnover.

Research and development
Research and development (R&D) increased four per cent reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.8 per cent of pharmaceutical turnover in the year.

Trading profit
Business performance trading profit was £6,920 million with a growth of nine per cent, stronger than turnover growth of five per cent, demonstrating an improved trading margin of 0.7 points to 32.3 per cent compared with 2002. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives, partly offset by charges relating to operational excellence cost saving programmes and higher pension costs.

The focus of operational excellence is on value creation and the elimination of waste and bureaucracy. This programme has become an integral part of the way the business is managed and so any charges are booked to business performance.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to business performance.

	2003	2002
Other operating income/(expense)	£m	£m

Royalties and other income	75	75
Other operating expense	(436)	(209)

	(361)	(134)
Income from equity investments and
other disposals	228	23

	(133)	(111)

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Other operating expenses were £133 million in the year compared with £111 million in 2002. The year-on-year movement reflects higher provisions in 2003 for product liability, anti-trust and other claims, partially offset by higher 2003 proceeds from product disposals and equity investment sales.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics, Inc.

	2003	2002
Net interest payable	£m	£m

Interest payable	(214)	(206)
Investment income	61	73

	(153)	(133)
Share of interest payable of associate	(8)	(8)

	(161)	(141)

Net interest payable increased compared with 2002 largely as a result of the unwinding of the discounts on provisions and long-term receivables.

Profit on ordinary activities before taxation – business performance
Taking account of net other operating income/(expense), the contribution from associates and net interest payable, business performance profit before tax was £6,719 million, compared with £6,517 million in 2002, an increase of eight per cent.

Merger items, restructuring costs and disposal of businesses

Merger and manufacturing restructuring
GlaxoSmithKline has made good progress with its merger and manufacturing restructuring plans. The merger programmes are substantially complete at the end of 2003. Combined these programmes have now produced annual savings which exceeded the published target of £1.8 billion.

Costs of £369 million were incurred in the year in respect of merger and manufacturing restructuring. After tax relief of £91 million, the net charge was £278 million. The costs in 2003 include severance, asset write-downs, professional fees and site closure.

Back to Contents
68	GlaxoSmithKline Operating and financial review and prospects

Block Drug Company, Inc.
GlaxoSmithKline acquired Block Drug in January 2001. The costs incurred in integrating this business were £26 million in 2003 including redundancies, asset write-downs and site closures.

Disposal of businesses
The profit on disposal of businesses in 2003 of £5 million reflects the final settlements regarding the disposal of the Healthcare Services businesses in 1999.

Taxation
	2003	2002
	£m	£m

Business performance	(1,848)	(1,760)
Merger, restructuring and disposal of subsidiaries	109	299

Total	(1,739)	(1,461)

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada, but by far the largest relates to Glaxo heritage products in the USA.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. GlaxoSmithKline has attempted to settle the dispute, first through direct discussion with the US Internal Revenue Service (IRS) and subsequently through discussions between the USA and UK authorities under the terms of the double tax convention between the two countries. GlaxoSmithKline understands that the views of the two tax authorities were so different that they were unable to reach agreement, and discussions were terminated in July 2003.

The Group has now received a claim for additional taxes that the IRS asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the USA and other countries. To the extent that the IRS were successful in its claim, interest would be payable. GlaxoSmithKline estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997 to date, GlaxoSmithKline expects to receive further claims by the IRS for these years.

Since GlaxoSmithKline has exhausted all administrative remedies open to it, the company plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until sometime in 2005 or 2006.

GlaxoSmithKline continues to believe that the profits reported by the US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group and the IRS. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

The credit for taxation on merger and restructuring items amounting to £109 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

Earnings
					Growth

	2003		2002		CER%	£%

Statutory earnings (£m)	4,484		3,915		20	15
Basic earnings per share	77.2	p	66.2	p	23	17
Basic earnings per ADS	$2.53		$1.99		23	27

Adjusted earnings (£m)	4,765		4,627		8	3
Adjusted earnings per share	82.1	p	78.3	p	10	5
Adjusted earnings per ADS	$2.69		$2.35		10	14

Weighted average number of shares (millions)	5,806		5,912

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance which is the primary measure used by management. Adjusted earnings increased by eight per cent. Adjusted earnings per share increased by 10 per cent reflecting the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

At actual rates of exchange, adjusted earnings per share increased five per cent in sterling terms, compared with 10 per cent in CER terms. The adverse currency impact on EPS of five per cent in the year reflected the significant weakening of the US dollar relative to 2002 and compares with a four per cent adverse currency impact on turnover. This difference principally arises from a different mix of currencies in profits compared with turnover.

Taken together with other expenses, taxation and business disposals this resulted in a basic EPS of 77.2 pence compared with 66.2 pence in 2002 and a diluted EPS of 77.0 pence compared with 66.0 pence in 2002. Merger and manufacturing restructuring costs were lower in 2003 than in 2002 and as a result, the sterling based growth in basic EPS of 17 per cent was significantly higher than the CER based growth in adjusted EPS despite the overall negative impact of currencies in 2003.

Dividend
The Board has declared a fourth interim dividend of 14 pence per share making a total for the year of 41 pence per share. This compares with a total dividend of 40 pence per share for 2002.

In 2004, GlaxoSmithKline expects a similar increase in the total dividend as has been declared in 2003. The allocation of the quarterly dividends will be rebalanced in 2004. GlaxoSmithKline intends to increase the first three interim dividends from nine pence to 10 pence, with the remainder of the total dividend for the year being allocated to the fourth quarter dividend.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	69

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

Turnover
Gross turnover is reduced by discounts and allowances which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. A provision is made at the time of sale for the estimated discount or allowance payable based on historical experience. These amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of provision is reviewed regularly in the light of historical experience of actual discounts or allowances given and any changes in arrangements. Future events could cause the assumptions on which the discounts are based to change, which could affect the future results of the Group.

Legal and other disputes
GlaxoSmithKline provides for anticipated settlement costs and associated expenses arising from asserted claims against the Group where a reasonable estimate may be made of the likely outcome of the dispute. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. No provisions have been made for unasserted claims or for claims for which no reasonable estimate of the likely outcome can yet be made. The ultimate liability for pending and unasserted claims may vary from the amounts provided, if any, and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Intangible assets
Where intangible assets are acquired by GlaxoSmithKline from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised over their estimated useful lives, but not exceeding 15 years. Estimated useful lives are reviewed annually and impairment reviews are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have a long-term value to the Group. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment reviews. Impairment reviews are based on risk-adjusted future cash flows discounted using appropriate risk-free interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the values of these intangible assets to be impaired and this would have an adverse effect on the future results of the Group.

Impairment of fixed assets
The carrying values of fixed assets subject to depreciation and amortisation are reviewed for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of net realisable value and value in use, measured by reference to risk-adjusted future cashflows discounted using appropriate risk-free interest rates. These future cashflows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Investment in own shares
GlaxoSmithKline has invested in its own shares through Employee Share Ownership Trusts in order to meet obligations arising from certain of the company’s employee share option schemes. These shares are held at cost, less a provision to recognise any shortfall in the proceeds receivable from the employee on exercise, unless management believes there to be a permanent impairment in their value in relation to the period of time over which the related share options may be exercised. Any impairment would have an adverse effect on the results of the Group in that accounting period. In 2004, following a change in UK accounting requirements, these shares will be shown as a deduction from equity shareholders’ funds and will no longer be subject to potential impairment.

Pensions and post-retirement benefits
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account in accordance with SSAP 24 over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates and expected long term rates of return on assets and are disclosed in Note 33 to the Financial statements, ‘Employee costs’. The expected long term rates of return on assets are determined based on long term government bond rates adjusted for risk and current market expectations. This Note also gives the additional disclosures required by FRS 17 ‘Retirement Benefits’. The selection of different assumptions could affect the future results of the Group.

Product rights and goodwill
In addition to the critical accounting policies outlined above, the accounting policy for product rights and goodwill is deemed to be important in respect of the balance sheet prepared in accordance with US accounting principles. Under US GAAP the merger of Glaxo Wellcome and SmithKline Beecham in 2000 was accounted for as an acquisition which gave rise to product rights of £24 billion and goodwill of £16 billion being recognised. Goodwill and those product rights determined to have indefinite lives are not amortised but rather reviewed annually for impairment. These impairment reviews assess business projections prepared as part of the Group’s annual budgeting and planning process to determine whether or not an impairment in the value of the goodwill has occurred. The business projections include assumptions about future events. Changes in future events could cause the assumptions in the business projections to change with a consequent adverse effect on the future results of the Group as reported under US GAAP.

Back to Contents
70	GlaxoSmithKline Operating and financial review and prospects

Financial position and resources

Financial position
	2003	2002
	£m	£m

Goodwill	143	171
Intangible fixed assets	1,697	1,637
Tangible fixed assets	6,441	6,649
Investments	3,069	3,121

Fixed assets	11,350	11,578

Equity investments	164	161
Stocks	2,109	2,080
Debtors	6,897	6,200
Liquid investments	2,493	1,256
Cash at bank	962	1,052

Current assets	12,625	10,749

Loans and overdrafts	(1,452)	(1,551)
Other creditors	(7,145)	(7,257)

Creditors: amounts due within one year	(8,597)	(8,808)

Net current assets	4,028	1,941

Total assets less current liabilities	15,378	13,519

Loans	(3,651)	(3,092)
Other creditors	(232)	(206)

Creditors: amounts due after one year	(3,883)	(3,298)

Provisions for liabilities and charges	(3,030)	(2,833)

Net assets	8,465	7,388

Called up share capital	1,487	1,506
Share premium account	264	224
Other reserves	1,925	1,905
Profit and loss account	4,044	2,946

Equity shareholders’ funds	7,720	6,581

Non-equity minority interests	503	559
Equity minority interests	242	248

Capital employed	8,465	7,388

Investments
GlaxoSmithKline had investments, excluding own shares, at 31st December 2003 with a carrying value of £458 million (2002 – £456 million). The market value at 31st December 2003 was £1,279 million (2002 – £1,220 million). The investments, which include associates and joint ventures, are mainly in equity shares where the holding derives directly from the Group’s business. These investments include stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.

Own shares
At 31st December 2003 the ESOTs held 177.8 million GlaxoSmithKline shares, at a carrying value of £2,775 million and market value of £2,276 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made.

Debtors
Debtors increased in 2003 reflecting the timing of year-end receipts, a higher deferred tax asset, insurance receivables and additional cash contributions into the UK pension plan.

Provisions
The Group carried provisions of £3,030 million at 31st December 2003 in respect of estimated future liabilities, of which £1,007 million related to legal and other disputes and £807 million related to pensions and other post-retirement benefits for employees. Provision has been made for tax, legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.

Net debt
Group net debt at 31st December comprised:

	2003	2002
	£m	£m

Cash and liquid investments	3,455	2,308
Borrowings – repayable within one year	(1,452)	(1,551)
Borrowings – repayable after one year	(3,651)	(3,092)

Net debt	(1,648)	(2,335)

Net debt decreased in 2003 to £1,648 million primarily due to lower purchases of shares by the company for cancellation, partly offset by an increase in working capital.

Pensions
The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2003 show a net deficit after allowing for deferred taxation of £1,300 million (2002 – £1,262 million). In the fourth quarter of 2003 special cash contributions of £314 million were made to reduce the funding deficit.

The company will review this position annually and will make further contributions as appropriate.

Shareholders’ funds
A summary of the movements in equity shareholders’ funds is set out below.

	2003	2002
	£m	£m

At beginning of year	6,581	7,390
Profit for the year	4,484	3,915
Dividends	(2,374)	(2,346)
Shares issued on exercise of share options	41	56
Shares purchased and cancelled	(980)	(2,220)
Exchange movements	30	(154)
UK tax: exchange movements and unrealised gains	(69)	(67)
Unrealised gain on equity investments	7	7

At end of year	7,720	6,581

Equity shareholders’ funds increased from £6,581 million at 31st December 2002 to £7,720 million at 31st December 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	71

Commitments and contingent liabilities
Financial commitments are summarised in Note 26 to the Financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 24 to the Financial statements, ‘Contingent liabilities’ and Note 25 to the Financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits, restructuring and integration plans and legal, environmental and other disputes are set out in Note 23 to the Financial statements, ‘Provisions for liabilities and charges’.

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	5,090	1,451	840	1,198	1,601
Finance lease obligations	13	1	3	3	6
Operating lease
commitments	547	120	172	97	158
Intangible fixed assets	1,412	150	252	312	698
Tangible fixed assets	171	155	16	–	–
Other commitments	144	58	55	31	–

Total	7,377	1,935	1,338	1,641	2,463

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research. In addition the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2003 under licensing and other agreements, principally with NeuroSearch A/S, Ranbaxy Laboratories Ltd. and POZEN Inc. Pension commitments are provided in Note 33 to the Financial statements, ‘Employee costs’.

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees and other items arising in the normal course of business and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	207	47	13	–	147
Other contingent liabilities	29	12	4	2	11

Total	236	59	17	2	158

In the normal course of business the Group has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 23 to the Financial statements, ‘Provisions for liabilities and charges’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 74 to 76.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 12 to the Financial statements, ‘Taxation’.

Cash flow

A summary of the consolidated cash flow statement is set out below:

	2003	2002
	£m	£m

Net cash inflow from operating activities	7,005	7,255
Dividends from joint ventures and
associated undertakings	1	2
Returns on investment and servicing
of finance	(231)	(237)
Taxation paid	(1,917)	(1,633)
Capital expenditure and financial investment	(928)	(1,120)
Acquisitions and disposals	(12)	(20)
Equity dividends paid	(2,333)	(2,327)

Net cash inflow/(outflow) before management
of liquid resources and financing	1,585	1,920
Management of liquid resources	(1,336)	52
Financing	(276)	(1,567)

(Decrease)/increase in cash in the year	(27)	405

Reconciliation of net cash flow to movement in ne tdebt
	2003	2002
	£m	£m

Net debt at beginning of year	(2,335)	(2,101)
(Decrease)/increase in cash in the year	(27)	405
Cash inflow/(outflow) from management
of liquid resources	1,336	(52)
Net increase in long-term loans	(1,023)	(1,005)
Net repayment of short-term loans	442	542
Exchange and other movements	(41)	(124)

Net debt at end of year	(1,648)	(2,335)

The net cash inflow from operating activities was £7,005 million, a decrease of £250 million over 2002, arising from the timing of trade and other receipts over the year-end period and higher payments for legal and other provisionable items, partly offset by reduced restructuring and integration payments.

Capital expenditure on tangible and intangible fixed assets amounted to £1,062 million (2002 – £1,226 million). Disposals realised £46 million (2002 – £59 million). Equity investments costing £63 million (2002 – £75 million) were purchased in the year and sales of equity investments realised £125 million (2002 – £65 million).

Back to Contents

72	GlaxoSmithKline Operating and financial review and prospects

No shares of GlaxoSmithKline plc were purchased by the ESOTs in 2003 to satisfy future exercises of options and awards under employee share incentive schemes (2002 – nil). A total of £67 million (2002 – £114 million) was received on employees’ exercise of share options. Of this, option exercises satisfied from shares previously purchased by the ESOTs yielded £26 million (2002 – £58 million) and option exercises satisfied from the issue of new shares yielded £41 million (2002 – £56 million).

The Group purchased its own shares in the market for cancellation amounting to £980 million (2002 – £2,220 million). In the period 1st January 2004 to 27th February 2004 a further 5 million shares had been purchased and cancelled at a cost of £55 million.

Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine commitments including tax and dividends, subject to the risk factors discussed on pages 74 and 76. The Group may from time to time have additional demands for finance, such as for acquisitions. The Group has access to other sources of liquidity from banks and other financial institutions, in addition to the cash flow from operations, for such needs.

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

Payment performance
At 31st December 2003, the average number of days’ purchases represented by trade and fixed asset creditors of the company was nil days (2002 – nil days) and in respect of the company and its UK subsidiaries in aggregate was 21 days (2002 – 18 days).

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

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group will, from time to time, have additional demands for finance, such as for share purchases and acquisitions.

GlaxoSmithKline operates at relatively low levels of net debt. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme.

The Group also has an uncommitted Euro Medium Term Note programme of £5 billion, of which £2,833 million was in issue at 31st December 2003.

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

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	73

Funding, maturity and counterparty risk
The Group invests centrally managed liquid assets in Government bonds, short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1, money market funds with a credit rating of AAA/Aaa and preference share investments fully collateralised with highly rated bonds. Credit ratings shown are from Standard and Poor’s and Moody’s Investors’ Services respectively.

The Group manages its net borrowing requirements through a portfolio of long and medium-term borrowings, including bonds, together with short-term finance under the US dollar commercial paper programme. In 2003, a 1 billion, 3.375 per cent coupon bond and a 500 million, 3.25 per cent coupon bond were issued under the European Medium Term Note programme.

The Group’s medium-term borrowings mature at dates between 2004 and 2009, the private financing matures in 2032, and the long-dated sterling bond matures in 2033. The private financing may be redeemed by GlaxoSmithKline at any time and, in particular, on the occurrence of any event that would increase the cost of funding for the Group. During 2003 the Group also had $500 million of Flexible Auction Market Preferred Stock (Flex AMPS) and $400 million of Auction Rate Preference Stock (ARPS) originally issued in 1996. Notice to redeem the Flex AMPS and the ARPS was given in February 2004, with redemption expected to be completed in March and April 2004.

GlaxoSmithKline’s long-term debt rating is AA from Standard and Poor’s and Aa2 from Moody’s Investors’ Services. The agencies’ short-term rating for paper issued under the Group’s commercial paper programme is A-1+ and P-1 respectively.

Foreign exchange risk management
In GlaxoSmithKline, foreign currency transaction exposure arising on normal trade flows both in respect of external and intra-Group trade is not hedged. GlaxoSmithKline’s policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

A significant proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US dollar denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal overseas assets.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Based on the composition of net debt at 31st December 2003 a 10 per cent appreciation in sterling against major currencies would result in a reduction in the Group’s net debt of approximately £128 million. A 10 per cent weakening in sterling against major currencies would result in an increase in the Group’s net debt of approximately £156 million.

Interest rate risk management
GlaxoSmithKline’s policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. Interest rate derivative instruments are accounted for as hedges of the relevant assets or liabilities, where possible.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into the originating currency.

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt at 31st December 2003 a one percentage point (100 basis points) increase or decrease in average interest rates would result in a negligible change in the Group’s annual interest expense.

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

The Group continues to benefit from strong positive cash flow. Group net debt would have decreased significantly in the year to 31st December 2003, but for the Group’s purchase of its own shares in the market of £980 million.

The financial assets and liabilities at 31st December 2003 are representative of the treasury policies and strategies of GlaxoSmithKline, applied consistently during the year. There were no significant changes in such policies throughout the year.

ESOT share purchases and shares purchased for cancellation
Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted and diminish the dilutive effect of new share issues on shareholders' capital and earnings.

At the 2003 Annual General Meeting, shareholders renewed approval for GlaxoSmithKline to make market purchases of its own shares. On 23rd October 2002, GlaxoSmithKline announced a second share repurchase programme of £4 billion. The exact amount and timing of future purchases, and, following changes in UK company law, whether repurchased shares will be held as Treasury shares rather than being cancelled, will depend on market conditions and other factors.

Back to Contents

74	GlaxoSmithKlineOperating and financial review and prospects

Outlook and risk factors

Outlook

Pharmaceutical sales growth of existing products is a key driver of GlaxoSmithKline’s current business performance. 2004 will be a year of transition for GlaxoSmithKline. The first nine months will be challenging as the Group absorbs the full erosion from generics. However, starting in the fourth quarter it is expected that there will be a return to growth as the impact of generics diminishes and the underlying business strength shows through.

GlaxoSmithKline is engaged in legal proceedings regarding validity and infringement of the Group’s patents relating to many of its products; in particular those relating toPaxil/SeroxatandWellbutrin. These are discussed in the risk factors below and in Note 30 to the Financial statements,‘Legal proceedings’.

GlaxoSmithKline’s published earnings guidance for 2004 is to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003. As the impact of generics becomes less significant, the Group looks forward to a return to EPS growth in 2005.

The Group has net debt of £1.6 billion, which is low relative to its market capitalisation and this positions it to take advantage of any opportunities that might arise to build the business.

There are risks and uncertainties inherent in the business which may affect future performance including expected earnings growth. These are discussed in ‘Risk factors’ below.

Risk factors

There are risks and uncertainties relevant to the Group’s business. The factors listed below are among those that the Group thinks could cause the Group’s actual results to differ materially from expected and historical results.

Risk that R&D will not deliver commercially successful new products
Continued development of commercially viable new products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales. Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the process, and one or more late-stage product candidates could fail to receive regulatory approval

New product candidates may appear promising in development but, after significant investments, fail to reach the market or have only limited commercial success as a result of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture, infringement of patents or other intellectual property rights of others or inability to differentiate the product adequately from those with which it competes. The successful development of the Group’s research and development pipeline is of particular importance in light of the recent and anticipated expiration of patent or data exclusivity for a number of the Group’s largest selling products.

Risk of loss or expiration of patents or marketing exclusivity
Patent infringement litigation
Efforts by generic manufacturers may involve challenges to the validity of a patent or the assertions that their products do not infringe the Group’s patents. If the Group is not successful, during the patent protection period, in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest margins and most sales for any country, the Group’s revenues and margins would be adversely affected. See Note 30 to the Financial statements, ‘Legal proceedings’ for a discussion of patent-related proceedings in which the Group is involved.

Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, includingWellbutrin,Seretide/Advair,Avandia,Imitrex,Valtrex,LamictalandZofran, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. Generic products competitive withAugmentinandPaxilwere launched in the USA in 2002 and 2003, respectively, and had a significant adverse impact on the Group’s overall sales and earnings.

Following patent expiry, the ability of generic manufacturers to obtain regulatory approval for generic versions of the Group’s products is also relevant. For example, one manufacturer has indicated that it expects approval for a generic version ofFlonasefollowing patent expiry in the USA in mid-2004. If approved a generic launch could adversely affect the Group’s sales and earnings.

Weakness of intellectual property protection in certain countries
In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. In addition, in an effort to control public health crises, some developing countries, such as South Africa and Brazil, have considered plans for substantial reductions in the scope of patent protection for pharmaceutical products. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. Any loss of patent protection, including abrogation of patent rights or compulsory licensing, is likely to affect adversely the Group’s operating results in those national markets but is not expected to be material to the Group overall. Absence of adequate patent protection could limit the opportunity to look to such markets for future sales growth.

Back to Contents

Operating and financial review and prospectsGlaxoSmithKline	75

Risk of substantial adverse outcome of litigation and government investigations
See Note 30 to the Financial statements, ’Legal proceedings’ for a discussion of proceedings and governmental investigations in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may be material to the Group’s financial results. The Group has made material provisions in 2002 and 2003 related to legal proceedings and investigations which reduced its earnings. The Group may also make material provisions related to legal proceedings or investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 30.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of insurance coverage for pharmaceutical companies generally, including the Group. In order to contain insurance costs in 2003 and 2004 the Group has adjusted its coverage profile, accepting a greater degree of un-insured exposure.

Product liability litigation
The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products.

Litigation, particularly in the USA, is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure.

Anti-trust litigation
In the USA it has become increasingly common that following an adverse outcome in prosecution of patent infringement actions, the defendants and direct and indirect purchasers and other payers initiate anti-trust actions as well. Claims by direct and indirect purchasers and other payers are typically filed as class actions and the relief sought may include treble damage and restitution claims.

Governmental investigations
The Group is responding to federal and state governmental investigations in the USA into pricing, marketing and reimbursement of a number of prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments and related proceedings initiated against GlaxoSmithKline by or on behalf of consumers and private payers.

Risks of competition, price controls and limitations on sales
Third party competition
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

The Group had eight products with over £600 million ($1 billion) in annual global sales in 2003. Among these products arePaxil/SeroxatandAugmentin, with respect to which the Group now faces generic competition, andWellbutrin SR,Zofran,ImitrexandAvandia, with respect to which the Group is currently defending its intellectual property rights in the USA.

If these or any of the Group’s other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets.

Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products are set out on page 24.

Governmental and payer controls
Pharmaceutical products are subject to price controls or pressures and other restrictions in many markets, including Japan, Germany, France and Italy. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies.

The Group cannot predict whether existing controls will increase or new controls will be introduced that will reduce the Group’s margins or affect adversely its ability to introduce new products profitably.

For example, in the USA, where the Group has its highest margins and most sales for any country, pricing pressures could significantly increase upon implementation of the pharmaceutical benefit under Medicare, or in the event that state programmes to control the cost of pharmaceuticals, are adopted. Once the Medicare programme initiates outpatient pharmaceutical coverage for its beneficiaries, the US government, or the private insurers which will offer coverage, through their enormous purchasing power under the programme, could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ drug programmes, including importation from other countries and bulk purchasing of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which would be likely to increase with implementation of the Medicare amendments, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA. Until the terms of implementation of the Medicare pharmaceutical benefit have been finalised, it is not possible to quantify the impact of that benefit on the Group’s financial results.

Back to Contents

76	GlaxoSmithKlineOperating and financial review and prospects

Regulatory controls
The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so.

Strict regulatory controls also heighten the risk of withdrawal by regulators of an approval previously granted, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, in some cases the Group may voluntarily cease marketing a product (for example the withdrawal ofLotronexshortly after its initial launch in the USA) or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. Developments in the post-approval adverse event profile for a product or the product class may have a major impact on the marketing and sale of the product.

Concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. The Group is exposed to a concentration of credit risk to these wholesalers that, if affected by financial difficulty, could materially and adversely affect the Group’s financial results.

Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to properly manage the environmental risks could result in additional remedial costs that could materially and adversely affect the Group’s operations. See Note 30 to the Financial statements, ‘Legal proceedings’ for a discussion of environmental-related proceedings in which the Group is involved.

Reliance on information technology
The Group is increasingly dependent on information technology systems, including internet based systems, for internal communication as well as communication with customers and suppliers. Any significant disruption of these systems, whether due to computer viruses or other outside incursions, could materially and adversely affect the Group’s operations.

Taxation
The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the United Kingdom. Changes in tax laws or in their application with respect to matters, such as transfer pricing and the risk of double taxation, that relate to the portion of the Group’s earnings taxed at more favourable rates, could increase the Group’s effective tax rate and adversely affect its financial results. The Group is involved in a significant dispute with the US Internal Revenue Service over transfer pricing. These matters are discussed in Note 12 to the Financial statements, ‘Taxation’.

Global political and economic conditions
The Group conducts a substantial portion of its operations outside the UK. Fluctuations in exchange rates between sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, materially affect the Group’s financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future results of operations.

Accounting standards
New or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards could have a material adverse impact on the Group’s reported financial results. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in significant penalties.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	77

2002 Year

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2002 with the results for the year to 31st December 2001.

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the table of pharmaceutical sales by therapeutic area on page 78.

Exchange

The currencies that most influence the Group's results are the US Dollar, the Euro and the Japanese Yen.

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

Within the Group's portfolio, sales of new products, those launched in a major market within the last five years, accounted for 27 per cent of total sales and grew by 36 per cent to £4,785 million. Sales of the more established, franchise products amounted to £9,772 million representing 54 per cent of total sales and grew six per cent compared to last year. Sales of older products, now less actively promoted, were £3,438 million, a decline of 11 per cent representing 19 per cent of total sales.

Global pharmaceutical sales in the fourth quarter of 2002 grew seven per cent, reflecting US sales growth of 14 per cent to £2,592 million; whereas in Europe sales growth was weaker at one per cent with sales of £1,272 million, and in International sales were flat at £935 million.

Pharmaceutical sales by therapeutic area

Across the Group's portfolio of products, six major therapeutic areas experienced good growth for the year, including the fast growing franchises: CNS (£4.5 billion) up 17 per cent, respiratory (£4.0 billion) up 16 per cent, anti-virals (£2.3 billion) up 12 per cent and vaccines (£1.1 billion) up 16 per cent.

Central nervous system
Sales of Seroxat/Paxil, GlaxoSmithKline's leading product for depression and anxiety disorders, was the driver of growth in the CNS therapy area, with sales of £2 billion, up 15 per cent globally and 18 per cent in the USA. International sales of Paxil grew 27 per cent to £267 million led by continued strong growth in Japan. Launched in April 2002, Paxil CR continued to gain acceptance due to its strong tolerability profile.

Sales of Wellbutrin, for depression, grew 42 per cent to £882 million, reflecting increased physician awareness of the product's outstanding efficacy and favourable side effect profile. In 2002, an application for approval of a once-daily formulation, Wellbutrin XL, was submitted to the FDA.

GlaxoSmithKline's medicine for epilepsy, Lamictal, continued to grow across all regions achieving sales of £438 million, up 27 per cent. In 2002, the Group filed an sNDA for Lamictal seeking the first-ever indication for long-term management of depressive episodes in bipolar disorder.

Respiratory
GlaxoSmithKline continued to be the global leader in respiratory pharmaceuticals with sales of its three key products - Seretide/Advair, Flixotide/Flovent and Serevent - amounting to nearly £3 billion, up 25 per cent.

Sales of Seretide/Advair, GlaxoSmithKline's second largest product, grew 96 per cent to £1.6 billion although this contributed to declines in Serevent and Flixotide, its constituent products. Advair became the US asthma market leader in new prescriptions after less than two years on the market. Seretide also continued to perform strongly in Europe, up 36 per cent, and International markets up 92 per cent. In December 2002, GlaxoSmithKline filed an NDA for Ariflo for COPD.

Anti-virals
HIV medicines grew across all regions and totalled £1.5 billion in sales, up 13 per cent. Sales of Trizivir, GlaxoSmithKline's triple combination therapy, grew 95 per cent to £315 million.

Valtrex, for herpes, continued to benefit from its convenient once-daily dosing for suppressive therapy and achieved strong sales growth of 26 per cent worldwide and 35 per cent in the USA. In October 2002, GlaxoSmithKline filed an sNDA for Valtrex seeking the first-ever indication to reduce the risk of transmission of genital herpes. In December 2002, GlaxoSmithKline filed an NDA for '908', a protease inhibitor, for the treatment of HIV. The decline in Zovirax sales reflected transfers to the newer Valtrex and generic competition.

Anti-bacterials
Anti-bacterial sales declined 12 per cent worldwide and 22 per cent in the USA. Augmentin's US sales were down 20 per cent in the year as a result of generic competition that began in the third quarter. Four generic versions of Augmentin have been introduced in the USA following a decision by the US District Court for Eastern Virginia that held invalid GlaxoSmithKline's patents on Augmentin expiring in 2002, 2017 and 2018. US sales of Ceftin declined 80 per cent due to generic competition which began during the first quarter, 2002.

Back to Contents

Pharmaeutical sales by therapeutic area 2002

		Total				USA			Europe			International

		2002	2001	Growth		2002	Growth		2002	Growth		2002	Growth
Therapeutic area/	%of
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

CNS	25	4,511	4,007	17	13	3,305	21	17	770	(2)	(1)	436	19	11
Depression		2,937	2,504	22	17	2,275	26	21	375	(2)	(1)	287	26	17
Seroxat/Paxil		2,055	1,857	15	11	1,413	18	13	375	(2)	(1)	267	27	18
Wellbutrin		882	647	42	36	862	43	37	–	–	–	20	19	5

Migraine		888	849	8	5	670	11	6	161	(3)	(2)	57	12	6
Imigran/Imitrex		798	758	9	5	616	12	7	133	(3)	(2)	49	11	4
Naramig/Amerge		90	91	1	(1)	54	2	(2)	28	(3)	(3)	8	17	14

Lamictal		438	355	27	23	247	44	38	151	7	9	40	18	8
Requip		89	75	21	19	47	39	31	38	4	6	4	23	33
Zyban		99	129	(21)	(23)	47	(10)	(13)	27	(36)	(36)	25	(20)	(24)

Respiratory	22	3,987	3,537	16	13	2,023	28	23	1,341	4	5	623	10	1
Flixotide/Flovent,
Serevent, Seretide/Advair		2,937	2,410	25	22	1,557	38	32	1,018	8	10	362	27	20
Seretide/Advair		1,631	850	96	92	876	>100	>100	608	36	38	147	92	81
Flixotide/Flovent		783	915	(12)	(14)	387	(14)	(18)	219	(18)	(17)	177	3	(3)
Serevent		523	645	(17)	(19)	294	(20)	(23)	191	(15)	(15)	38	4	(3)
Flixonase/Flonase		534	504	10	6	413	15	10	52	(6)	(4)	69	(1)	(9)
Ventolin		265	306	(10)	(13)	8	(73)	(72)	133	(2)	(1)	124	(4)	(13)
Becotide		130	161	(18)	(19)	–	–	–	105	(15)	(14)	25	(30)	(36)

Anti-virals	13	2,299	2,128	12	8	1,213	18	13	636	7	8	450	6	(4)
HIV		1,465	1,347	13	9	857	12	8	462	13	14	146	16	(1)
Trizivir		315	167	95	89	200	82	74	103	>100	>100	12	>100	>100
Combivir		588	606	1	(3)	338	(2)	(6)	186	1	2	64	10	(3)
Epivir		295	302	1	(2)	164	6	2	94	(2)	(1)	37	(11)	(20)
Retrovir		50	55	(6)	(9)	23	(2)	(4)	17	(15)	(15)	10	2	(9)
Ziagen		173	167	10	4	101	7	3	53	2	4	19	51	6
Agenerase		44	50	(8)	(12)	31	(15)	(18)	9	12	13	4	16	–

Herpes		653	646	5	1	309	26	21	140	(12)	(11)	204	(7)	(13)
Valtrex		425	350	26	21	275	35	30	73	4	6	77	20	12
Zovirax		228	296	(19)	(23)	34	(17)	(21)	67	(24)	(24)	127	(18)	(23)

Zeffix		123	103	23	19	12	69	71	16	34	33	95	18	13

Anti-bacterials	12	2,210	2,604	(12)	(15)	975	(22)	(25)	696	(2)	(1)	539	(4)	(10)
Augmentin		1,191	1,421	(14)	(16)	704	(20)	(23)	315	(3)	(2)	172	(3)	(8)
Zinnat/Ceftin		243	409	(39)	(41)	34	(80)	(81)	117	(5)	(5)	92	(8)	(13)
Fortum		201	209	(1)	(4)	37	(6)	(10)	96	4	4	68	(5)	(11)
Amoxil		136	149	(5)	(9)	32	9	3	45	(12)	(10)	59	(7)	(13)

Metabolic	6	960	875	15	10	688	15	10	84	1	2	188	20	11
Avandia		809	707	19	14	688	15	10	42	31	31	79	65	52

Vaccines	6	1,080	948	16	14	290	16	11	468	17	18	322	15	11
Hepatitis		483	445	12	9	211	18	13	204	10	11	68	2	(9)
Infanrix		254	238	8	7	79	14	10	117	–	1	58	18	16

Oncology and emesis	5	977	838	21	17	740	26	21	152	5	7	85	8	–
Zofran		708	601	22	18	525	28	23	117	7	8	66	8	2
Hycamtin		94	90	7	4	63	10	5	24	3	4	7	(2)	–

Cardiovascular and
urogenital	4	661	591	15	12	436	18	13	147	7	9	78	16	10
Coreg		306	251	27	22	295	27	22	–	–	–	11	27	22

Other	7	1,310	1,677	(18)	(22)	127	(56)	(58)	407	(11)	(12)	776	(9)	(15)
Zantac		382	505	(21)	(24)	86	(16)	(19)	116	(30)	(28)	180	(18)	(24)

	100	17,995	17,205	8	5	9,797	13	8	4,701	2	3	3,497	4	(3)

* CER represents sales growth at constant exchange rates and £ at actucal exchange rates. Certain products have been reclassified into different therapeutic areas for comparative purposes.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	79

Metabolic
Worldwide sales for the metabolic category were £960 million. The Avandia franchise (Avandia and Avandamet) grew 19 per cent for the year with US sales up 15 per cent to £688 million.

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

Vaccines
Sales of vaccines grew 16 per cent to over £1 billion, supported by the Hepatitis franchise, up 12 per cent to £483 million. Total vaccine sales in Europe grew 17 per cent. US sales grew 16 per cent from the launch of Twinrix and continued growth in Havrix, driven by new state mandates requiring Hepatitis A vaccination of school age children. Infanrix, GlaxoSmithKline's DTPa range of combination vaccines, grew eight per cent to £254 million.

Cardiovascular and urogenital
In 2002, Coreg sales grew 27 per cent to £306 million, benefiting throughout the year from its new indication for the treatment of severe heart failure.

In November 2002, Levitra (vardenafil) a new agent for the treatment of erectile dysfunction, received a positive opinion from the European CPMP. The FDA issued an approvable letter for Levitra in 2002. Levitra was researched and developed by Bayer AG and will be co-promoted with GlaxoSmithKline.

Oncology and emesis
Sales of Zofran grew 22 per cent to £708 million, driven by a strong US performance, up 28 per cent to £525 million.

Other therapeutic areas
Sales of Relafen for arthritis, fell reflecting generic competition in the USA.

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

Sales in the anti-virals therapeutic area grew 18 per cent, led by a strong performance of Trizivir, up 82 per cent, which partially drew sales from its constituent products, and Valtrex, up 35 per cent.

Sales of Avandia increased by 15 per cent, benefiting from the launch of Avandamet in November 2002. Anti-bacterial sales declined as Augmentin started to experience generic competition in the second half of the year. In the cardiovascular franchise, Coreg sales increased to £295 million reflecting improved market share.

Europe
Europe region contributed 26 per cent of pharmaceutical sales. Although overall sales growth in the region was only two per cent, good growth was recorded in several markets including Spain and Central and Eastern Europe, but government healthcare reforms, including pricing and reimbursement restrictions, adversely affected sales in Italy.

International
A four per cent sales growth in the International region reflected a mixture of good growth in the Middle East and Africa, Canada and Asia Pacific and a decline in sales in Latin America, principally because of poor economic conditions in Mexico and Brazil. In addition, Mexico suffered from a re-alignment of wholesaler stock levels.

Overall International growth was driven by Seretide, Seroxat/Paxil, Avandia and vaccines, partly offset by declines in Zantac and Zovirax.

The Asia Pacific area grew due to the performance of Seretide and vaccines. Strong growth in a number of markets was partly offset by lower growth in the largest market, Australia, reflecting reduced sales of Zyban and Zantac.

The market growth in Japan reflected strong growth of Paxil and Flixotide/Flovent partly offset by the decline of the older product Zantac, and government price reductions.

The Middle East and Africa area followed the trends of most other markets with growth in Seretide, Avandia, vaccines and HIV.

In Canada growth was driven by Seretide, Paxil, Avandia and anti-virals partly offset by lower sales of anti-bacterials.

Consumer Healthcare sales
			Growth
	2002	2001
	£m	£m	CER%	£%

OTC medicines	1,586	1,603	4	(1)
Analgesics	339	354	2	(4)
Dermatological	188	190	5	(1)
Gastro-intestinal	312	342	(1)	(9)
Respiratory tract	142	145	1	(2)
Smoking control	378	337	16	12
Natural wellness support	162	158	5	3
Oral care	1,052	1,106	(2)	(5)
Nutritional healthcare	579	575	3	1

	3,217	3,284	2	(2)

Back to Contents

80	GlaxoSmithKline Operating and financial review and prospects

OTC medicines
Smoking control sales growth was driven by the performance of Nicoderm/Niquitin/Nicabate. In the USA Nicoderm grew strongly despite competition from private label and the launch of competitor patches. The NiQuitin Lozenge, Commit, was launched in the USA, in November 2002. Clinical studies show that Commit can help smokers who have tried to quit before. In analgesics Panadol recorded good sales growth of five per cent CER (two per cent sterling), partly offset by declines in a number of other brands. Abreva in the USA and Zovirax in Europe, both for the treatment of cold sores, drove dermatological sales growth of five per cent CER (one per cent sterling decline). In gastro-intestinal, sales of Citrucel rose by 19 per cent CER (15 per cent sterling), but this was offset by declines in Tums and Tagamet.

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

Trading profit – statutory results

The analysis and discussion below relates to statutory performance. Statutory results include merger items, integration and restructuring costs, and the disposal of subsidiaries.

	2002		2001		Growth

	£m	%	£m	%	CER%	£%

Sales	21,212	100.0	20,489	100.0	7	4

Cost of sales	(4,609)	(21.7)	(4,733)	(23.1)	–	(3)
Selling, general
and administration	(8,041)	(37.9)	(8,408)	(41.1)	(1)	(4)
Research and
development	(2,900)	(13.7)	(2,651)	(12.9)	12	9

Trading profit	5,662	26.7	4,697	22.9	26	21

Cost of sales
Cost of sales reduced as a percentage of sales as a result of benefits arising from merger and manufacturing restructuring savings, movements in stock provisions and a favourable regional mix.

Selling, general and administration
Selling, general and administration costs benefited from lower merger integration costs, cost saving programmes from merger integration implementation and other initiatives including local restructuring in Europe and International regions.

Research and development
Research and development (R&D) increased 12 per cent, reflecting increased merger integration costs, higher clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 15.5 per cent of pharmaceutical sales in the year.

Trading profit
Statutory trading profit was £5,662 million with a growth of 26 per cent, stronger than sales growth of seven per cent, demonstrating an improved trading margin of 3.8 percentage points to 26.7 per cent compared with 2001. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives and lower costs of implementing these initiatives.

Profit before taxation - statutory results

Other operating income/(expense)	2002 £m	2001 £m

Royalties and other income	75	34
Other operating expense	(209)	(126)

	(134)	(92)
Income from equity investments and
other disposals	23	129

	(111)	37

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

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

Disposal of business
The profit on product divestments and disposal of business in 2002 of £21 million reflects the final settlements regarding merger related product disposals and the disposal of the Healthcare Services business in 1999.

Net interest payable	2002 £m	2001 £m

Interest payable	(206)	(198)
Investment income	73	129

	(133)	(69)
Share of interest payable of associate	(8)	(19)

	(141)	(88)

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	81

Profit on ordinary activities before taxation – statutory results
Taking into account net other operating expense in 2002 and net other operating income in 2001, the contribution from associates, business disposals and net interest payable, statutory profit before tax was £5,506 million, compared with £4,517 million in 2001, an increase of 28 per cent.

Trading profit – business performance

To illustrate GlaxoSmithKline’s business performance in 2002, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 88 and 89 prepared in accordance with UK GAAP.

		2002		2001		Growth

	£m	%	£m	%	CER%	£%

Sales	21,212	100.0	20,489	100.0	7	4

Cost of sales	(4,243)	(20.0)	(4,430)	(21.6)	(2)	(4)
Selling, general
and administration	(7,543)	(35.5)	(7,451)	(36.4)	5	1
Research and
development	(2,732)	(12.9)	(2,555)	(12.5)	9	7

Trading profit	6,694	31.6	6,053	29.5	15	11

Cost of sales
Cost of sales reduced as a percentage of sales as a result of benefits arising from merger and manufacturing restructuring savings, movements in stock provisions and a favourable regional mix.

Selling, general and administration
Selling, general and administration costs benefited from cost savings arising from merger integration implementation and other cost saving programmes including local restructuring in Europe and International regions.

Research and development
Research and development (R&D) increased nine per cent, reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.6 per cent of pharmaceutical sales in the year.

Trading profit
Business performance trading profit was £6,694 million with a growth of 15 per cent, stronger than sales growth of seven per cent, demonstrating an improved trading margin of 2.1 percentage points to 31.6 per cent compared with 2001. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to business performance.

Other operating income/(expense)	2002	2001
	£m	£m

Royalties and other income	75	34
Other operating expense	(209)	(126)

	(134)	(92)
Income from equity investments and
other disposals	23	129

	(111)	37

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustment arising from stock market price changes, royalty income, product disposals and equity investment sales. Other operating expenses were £111 million in the year compared with £37 million income in 2001. The year on year movement reflects higher provisions in 2002 for product liability and other claims, and lower 2002 proceeds from disposals and equity investment sales.

Profit on disposal of interest in associate
There were no disposals of interest in associates in 2002. In 2001 the Group sold 1.5 million shares in Quest Diagnostics, Inc. realising a gain of £96 million.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics, Inc.

Net interest payable	2002	2001
	£m	£m

Interest payable	(206)	(198)
Investment income	73	129

	(133)	(69)
Share of interest payable of associate	(8)	(19)

	(141)	(88)

Net interest payable increased compared with 2001 largely as a result of a higher average level of net debt driven by the use of cash to fund the Group’s share buy-back programme. The benefit of a smaller number of shares in issue is reflected in earnings per share.

Profit on ordinary activities before taxation – business performance
Other operating income/(expense), together with the disposal of part of the interest in an associate in 2001, reduced profit by £111 million in 2002, but added £133 million to profit in 2001. Taking account of the contribution from associates and net interest payable, business performance profit before tax was £6,517 million, compared with £6,169 million in 2001, an increase of 11 per cent.

Back to Contents

82	GlaxoSmithKline Operating and financial review and prospects

Merger items, restructuring costs and disposal of businesses

Merger and integration items represent those items which have arisen as a result of the merger of Glaxo Wellcome and SmithKline Beecham and the acquisition of Block Drug. Restructuring costs arise from the merger and acquisition and from manufacturing restructuring programmes that had already been agreed by Glaxo Wellcome and SmithKline Beecham before the date of the merger. These items by their nature are considered to be outside the normal business expenditure of GlaxoSmithKline and not expected to occur on a regular basis.

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

Taxation	2002	2001
	£m	£m

Business performance	(1,760)	(1,655)
Merger, restructuring and disposal
of subsidiaries	299	322

Total	(1,461)	(1,333)

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

Earnings					Growth

	2002		2001		CER%	£%

Earnings (£m)	3,915		3,053		35	28
Basic earnings per share	66.2	p	50.3	p	38	32
Basic earnings per ADS	$1.99		$1.45		38	32

Adjusted earnings (£m)	4,627		4,383		11	6
Adjusted earnings per share	78.3	p	72.3	p	13	8
Adjusted earnings per ADS	$2.35		$2.08		13	8

Weighted average number
of shares (millions)	5,912		6,064

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance which is the primary performance measure used by management. Adjusted earnings increased by 11 per cent. Adjusted earnings per share increased 13 per cent, reflecting the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

At actual rates of exchange business performance EPS increased eight per cent compared with 13 per cent in CER terms. The adverse currency impact on EPS of five per cent in the year reflected the significant weakening of the US dollar relative to 2001 and compares with a three per cent adverse currency impact on sales. This difference principally arises from a different mix of currencies in profits compared with sales.

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

Dividend
The Board declared a fourth interim dividend of 13 pence per share making a total for the year of 40 pence per share. This compares with a dividend of 39 pence per share for 2001.

Back to Contents
GlaxoSmithKline Operating and financial review and prospects	83

Selected financial data UK/US GAAP

Profit and loss account
	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Amounts in accordance with UK GAAP
Turnover	21,441		21,212		20,489		18,079		16,796
Operating profit	6,392		5,551		4,734		4,729		4,343
Profit before taxation	6,329		5,506		4,517		6,029		4,236
Earnings	4,484		3,915		3,053		4,106		3,077
Basic earnings per share	77.2	p	66.2	p	50.3	p	67.7	p	50.3	p
Diluted earnings per share	77.0	p	66.0	p	49.9	p	66.9	p	49.9	p

Weighted average number of shares in issue:
Basic	5,806		5,912		6,064		6,065		6,118
Diluted	5,824		5,934		6,116		6,134		6,171
Dividends per GlaxoSmithKline share (pence)
GlaxoSmithKline shareholder	41.0	p	40.0	p	39.0	p
Glaxo Wellcome shareholder							38.0	p	37.0	p
SmithKline Beecham shareholder							29.66	p	26.69	p

Dividends are expressed in terms of a GlaxoSmithKline share.

Amounts in accordance with US GAAP
Turnover	21,117		21,212		20,489		9,559		8,490
Net income/(loss)	2,420		413		(143)		(5,228)		913
Basic net income/(loss) per share (pence)	41.7	p	7.0	p	(2.4	)p	(145.6	)p	25.2	p
Diluted net income/(loss) per share (pence)	41.6	p	7.0	p	(2.4	)p	(145.6	)p	25.1	p

The information below presents US GAAP net income/(loss) and net income/(loss) per share as if the results for the years ended 31st December 1999 to 2001 were adjusted to reverse the amortisation expense for goodwill and indefinite-lived intangible assets, that is, as if SFAS 142 had also applied in those years.

Adjusted net income/(loss)			1,456		(4,658)		1,476
Adjusted basic net income/(loss) per share (pence)			24.0	p	(129.7	)p	40.8	p
Adjusted diluted net income/(loss) per share (pence)			23.8	p	(129.7	)p	40.6	p

Balance sheet
	£m	£m	£m		£m		£m

Amounts in accordance with UK GAAP
Total assets	23,975	22,327	22,343		21,999		19,162
Net assets	8,465	7,388	8,252		8,834		6,534
Equity shareholders’ funds	7,720	6,581	7,390		7,590		5,391

Amounts in accordance with US GAAP
Total assets	56,400	57,671	61,341		65,786		13,901
Net assets	34,861	35,729	40,969		46,239		7,281
Shareholders’ equity	34,116	34,922	40,107		44,995		7,230

Exchange rates

As a guide to holders of ADRs, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

Average	1.63	1.51	1.44	1.51	1.61

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2004	2004	2003	2003	2003	2003

High	1.90	1.85	1.78	1.72	1.70	1.66
Low	1.82	1.79	1.72	1.67	1.66	1.57

The noon buying rate on 27th February 2004 was £1= US$1.86.

Back to Contents

84	GlaxoSmithKline

Back to Contents

GlaxoSmithKline	85

	Financial statements

	This section comprises the Directors’ statements of responsibility, the Independent Auditors’ report on the Financial statements, the Financial statements consisting of the principal Financial statements and supporting notes.

86	Directors’ statements of responsibility
87	Independent Auditors’ report

	Financial statements
88	Consolidated statement of profit and loss
88	Consolidated statement of total recognised gains and losses
90	Consolidated statement of cash flow
92	Consolidated balance sheet
92	Reconciliation of movements in equity shareholders’ funds
93	Company balance sheet
	Notes to the financial statements
94	1.	Presentation of Financial statements
95	2.	Accounting policies
97	3.	New accounting policies and future requirements
97	4.	Exchange rates
98	5.	Merger of Glaxo Wellcome and SmithKline Beecham
98	6.	Segment information
100	7.	Merger items, restructuring costs and divested businesses
101	8.	Other operating income/(expense)
102	9.	Operating profit
103	10.	Joint ventures and associated undertakings
103	11.	Net interest payable
103	12.	Taxation
105	13.	Earnings per share
105	14.	Dividends
106	15.	Goodwill
106	16.	Other intangible assets
107	17.	Tangible fixed assets
107	18.	Fixed asset investments
108	19.	Equity investments
108	20.	Stocks
108	21.	Debtors
108	22.	Other creditors
109	23.	Provisions for liabilities and charges
109	24.	Contingent liabilities
110	25.	Net debt
111	26.	Commitments
112	27.	Share capital and share premium account
112	28.	Non-equity minority interests
113	29.	Reserves
114	30.	Legal proceedings
120	31.	Acquisitions and disposals
122	32.	Financial instruments and related disclosures
126	33.	Employee costs
132	34.	Employee share schemes
134	35.	Related party transactions
135	36.	Reconciliation to US accounting principles
146	37.	Principal Group companies

Back to Contents

86	GlaxoSmithKline

Directors’ statements of responsibility

Directors’ statement of responsibility in relation to the Financial statements

The Directors are:

•	responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Act 1985

•	required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial period and of the profit or loss for that period

•	responsible also for ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The Financial statements for the year ended 31st December 2003, comprising principal statements and supporting notes, are set out in ‘Financial statements’ (pages 88 to 148 of this report).

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the Financial statements, supported by reasonable and prudent judgements and estimates as necessary; applicable accounting standards have been followed, and the Financial statements have been prepared on the going concern basis.

The responsibilities of the auditors in relation to the Financial statements are set out in the Independent Auditors’ report (page 87 opposite).

The Financial statements for the year ended 31st December 2003 are included in the Annual Report 2003, which is published in hard-copy printed form and on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Directors’ remuneration

The Remuneration Report (pages 43 to 58 of this report) sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests.

It has been prepared in accordance with the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2003 and complies with Section B of the 1998 Combined Code.

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

The 1998 Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the 1998 Combined Code, as described under ‘Corporate governance’ (pages 33 to 42), and has complied with the requirements of the 1998 Combined Code, with the exception of the Senior Independent Director where the company’s position is described under Corporate governance and the provisions relating to the Executive Directors’ service contracts and pension arrangements, where the company’s position is described in the Remuneration Report.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the 1998 Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2003, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Hogg
Chairman
3rd March 2004

Back to Contents

GlaxoSmithKline	87

Independent Auditors’ report
to the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognised gains and losses and of cash flows present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31st December 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, England
3rd March 2004

Back to Contents

88	GlaxoSmithKline

Consolidated statement of profit and loss
for the year ended 31st December 2003

2003

Merger,
restructuring
Business	and disposal
performance	of subsidiaries	Statutory
Notes	£m	£m	£m

Turnover	6	21,441	–	21,441
Cost of sales	(4,188)	(356)	(4,544)

Gross profit	17,253	(356)	16,897
Selling, general and administrative expenditure	(7,563)	(18)	(7,581)
Research and development expenditure	(2,770)	(21)	(2,791)

Trading profit	6,920	(395)	6,525
Other operating income/(expense)	8	(133)	–	(133)

Operating profit	7,9	6,787	(395)	6,392
Share of profits/(losses) of joint ventures and associated undertakings	10	93	–	93
Profit on disposal of interest in associate	31	–	–	–
Product divestments	7	–	–	–
Profit/(loss) on disposal of businesses	7	–	5	5

Profit before interest	6,880	(390)	6,490
Net interest payable	11	(161)	–	(161)

Profit on ordinary activities before taxation	6,719	(390)	6,329
Taxation	7,12	(1,848)	109	(1,739)

Profit on ordinary activities after taxation	4,871	(281)	4,590
Equity minority interests	(94)	–	(94)
Preference share dividends	(12)	–	(12)

Earnings (Profit attributable to shareholders)	13	4,765	(281)	4,484

Basic earnings per share	13	–	77.2	p
Adjusted earnings per share	13	82.1	p	–
Diluted earnings per share	13	–	77.0	p

Profit attributable to shareholders	4,484
Dividends	14	(2,374)

Retained profit	2,110

Consolidated statement of total recognised gains and losses
for the year ended 31st December 2003

2003
£m

Profit attributable to shareholders	4,484
Exchange movements on overseas net assets	37
Unrealised gains on equity investments	7
Tax on exchange movements and unrealised gains	(69)

Total recognised gains and losses	4,459

Back to Contents

Consolidated statement of profit and loss GlaxoSmithKline	89

2002	2001

Merger,	Merger,
restructuring	restructuring
Business	and disposal	Business	and disposal
performance	of subsidiaries	Statutory	performance	of subsidiaries	Statutory
£m	£m	£m	£m	£m	£m

21,212	–	21,212	20,489	–	20,489
(4,243)	(366)	(4,609)	(4,430)	(303)	(4,733)

16,969	(366)	16,603	16,059	(303)	15,756
(7,543)	(498)	(8,041)	(7,451)	(957)	(8,408)
(2,732)	(168)	(2,900)	(2,555)	(96)	(2,651)

6,694	(1,032)	5,662	6,053	(1,356)	4,697
(111)	–	(111)	37	–	37

6,583	(1,032)	5,551	6,090	(1,356)	4,734
75	–	75	71	–	71
–	–	–	96	–	96
–	11	11	–	–	–
–	10	10	–	(296)	(296)

6,658	(1,011)	5,647	6,257	(1,652)	4,605
(141)	–	(141)	(88)	–	(88)

6,517	(1,011)	5,506	6,169	(1,652)	4,517
(1,760)	299	(1,461)	(1,655)	322	(1,333)

4,757	(712)	4,045	4,514	(1,330)	3,184
(110)	–	(110)	(97)	–	(97)
(20)	–	(20)	(34)	–	(34)

4,627	(712)	3,915	4,383	(1,330)	3,053

–	66.2	p	–	50.3	p
78.3	p	–	72.3	p	–
–	66.0	p	–	49.9	p

3,915	3,053
(2,346)	(2,356)

1,569	697

2002	2001
£m	£m

3,915	3,053
(154)	(151)
7	–
(67)	–

3,701	2,902

Back to Contents

90	GlaxoSmithKline

Consolidated statement of cash flow
for the year ended 31st December 2003

Reconciliation of operating profit to operating cash flows	Notes	2003 £m	2002 £m	2001 £m

Operating profit		6,392	5,551	4,734
Depreciation		773	764	761
Impairment and assets written off		250	288	178
Amortisation of goodwill and intangible fixed assets		87	72	50
Loss on sale of tangible fixed assets		–	26	99
Profit on sale of equity investments		(89)	(46)	(118)
(Increase)/decrease in stocks		(76)	(2)	252
Increase in trade and other debtors		(552)	(72)	(77)
(Decrease)/increase in trade and other creditors		(69)	459	601
Increase in provisions		260	256	144
Other		29	(41)	(93)
Merger transaction costs paid		–	–	(24)

Net cash inflow from operating activities		7,005	7,255	6,507

Cash flow statement

Net cash inflow from operating activities		7,005	7,255	6,507
Dividends from joint ventures and associated undertakings		1	2	–
Returns on investment and servicing of finance		(231)	(237)	(191)
Taxation paid		(1,917)	(1,633)	(1,717)
Capital expenditure and financial investment		(928)	(1,120)	(1,779)
Acquisitions and disposals	31	(12)	(20)	(657)
Equity dividends paid		(2,333)	(2,327)	(2,325)

Net cash inflow/(outflow) before management of liquid resources and financing		1,585	1,920	(162)
Management of liquid resources		(1,336)	52	994
Financing		(276)	(1,567)	(1,444)

(Decrease)/increase in cash in the year		(27)	405	(612)

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of year		(2,335)	(2,101)	(611)
(Decrease)/increase in cash in the year		(27)	405	(612)
Cash inflow/(outflow) from management of liquid resources		1,336	(52)	(994)
Net increase in long-term loans		(1,023)	(1,005)	(861)
Net repayment of short-term loans		442	542	860
Net repayment of obligations under finance leases		–	1	2
Net non-cash funds of subsidiary undertakings acquired		–	(4)	56
Exchange adjustments		(37)	(121)	59
Other non-cash movements		(4)	–	–

Movement in net debt		687	(234)	(1,490)

Net debt at end of year	25	(1,648)	(2,335)	(2,101)

Back to Contents

Consolidated statement of cash flow GlaxoSmithKline	91

Analysis of cash flows		Notes	2003	2002	2001
			£m	£m	£m

Returns on investment and servicing of finance
Interest received			65	83	134
Interest paid			(197)	(215)	(196)
Dividends paid to minority shareholders			(84)	(85)	(91)
Dividends paid on preference shares			(15)	(20)	(38)

			(231)	(237)	(191)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(869)	(1,044)	(1,115)
Sale of tangible fixed assets			46	59	65
Purchase of intangible assets			(193)	(182)	(196)
Sale of intangible assets			–	–	6
Product divestments			–	(1)	(30)
Purchase of own shares for employee share options and awards			–	–	(795)
Proceeds from own shares for employee share options			26	58	194
Purchase of equity investments			(63)	(75)	(47)
Sale of equity investments			125	65	139

			(928)	(1,120)	(1,779)

Acquisitions and disposals		31
Purchase of businesses			(12)	(21)	(848)
Cash acquired with subsidiary			–	–	45
Disposal of businesses			3	6	66
Investment in joint ventures and associated undertakings			(3)	(5)	(44)
Disposal of interests in associates			–	–	124

			(12)	(20)	(657)

Financing
Issue of share capital		27	41	56	144
Redemption of preference shares issued by a subsidiary			–	–	(457)
Share capital purchased for cancellation			(980)	(2,220)	(1,274)
Other financing cash flows			82	135	144
Increase in long-term loans			1,046	1,094	973
Repayment of long-term loans			(23)	(89)	(112)
Net repayment of short-term loans			(442)	(542)	(860)
Net repayment of obligations under finance leases			–	(1)	(2)

			(276)	(1,567)	(1,444)

Analysis of changes in net debt	At 31.12.03	Cash flow	Other	Exchange	At 1.1.03
	£m	£m	£m	£m	£m

Cash at bank	962	(54)	–	(36)	1,052
Overdrafts	(155)	27	–	11	(193)

	807	(27)	–	(25)	859

Debt due within one year:
Commercial paper	(836)	449	(1)	–	(1,284)
Eurobonds and Medium-Term Notes	(383)	–	(414)	31	–
Other	(78)	(7)	–	3	(74)

	(1,297)	442	(415)	34	(1,358)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(3,617)	(1,027)	411	53	(3,054)
Other	(34)	4	–	–	(38)

	(3,651)	(1,023)	411	53	(3,092)

Management of liquid resources:
Liquid investments	2,493	1,336	–	(99)	1,256

Net debt	(1,648)	728	(4)	(37)	(2,335)

For further information on significant changes in net debt see Note 25 ‘Net debt’.

Back to Contents

92	GlaxoSmithKline

Consolidated balance sheet
at 31st December 2003

		2003	2002
	Notes	£m	£m

Goodwill	15	143	171
Other intangible assets	16	1,697	1,637

		1,840	1,808
Tangible assets	17	6,441	6,649
Investments	18	3,069	3,121

Fixed assets		11,350	11,578

Equity investments	19	164	161
Stocks	20	2,109	2,080
Debtors	21	6,897	6,200
Liquid investments	25	2,493	1,256
Cash at bank	25	962	1,052

Current assets		12,625	10,749

Loans and overdrafts	25	(1,452)	(1,551)
Other creditors	22	(7,145)	(7,257)

Creditors: amounts due within one year		(8,597)	(8,808)

Net current assets		4,028	1,941

Total assets less current liabilities		15,378	13,519

Loans	25	(3,651)	(3,092)
Other creditors	22	(232)	(206)

Creditors: amounts due after one year		(3,883)	(3,298)

Provisions for liabilities and charges	23	(3,030)	(2,833)

Net assets		8,465	7,388

Capital and reserves
Called up share capital	27	1,487	1,506
Share premium account	27	264	224
Other reserves	29	1,925	1,905
Profit and loss account	29	4,044	2,946

Equity shareholders’ funds		7,720	6,581

Non-equity minority interests	28	503	559
Equity minority interests		242	248

Capital employed		8,465	7,388

Approved by the Board

Sir Christopher Hogg
Chairman
3rd March 2004

Reconciliation of movements in equity shareholders’ funds
for the year ended 31st December 2003

		2003	2002
	Notes	£m	£m

Equity shareholders’ funds at beginning of year		6,581	7,390
Total recognised gains and losses for the year		4,459	3,701
Dividends	14	(2,374)	(2,346)
Share capital issued		41	56
Share capital purchased and cancelled		(980)	(2,220)
Exchange movements on goodwill written off to reserves		(7)	–

Equity shareholders’ funds at end of year		7,720	6,581

Back to Contents

GlaxoSmithKline	93

Company balance sheet
at 31st December 2003

		2003	2002
	Notes	£m	£m

Shares in subsidiary companies – at cost	37	17,612	17,612

Fixed assets		17,612	17,612

Amounts owed by Group undertakings		2,969	1,412
Taxation		52	66
Cash at bank		8	–

Current assets		3,029	1,478

Dividends payable	14	(1,331)	(1,289)
Amounts owed to Group undertakings		(8,578)	(5,192)

Creditors: amounts due within one year		(9,909)	(6,481)

Net current liabilities		(6,880)	(5,003)

Net assets		10,732	12,609

Capital and reserves
Called up share capital	27	1,487	1,506
Share premium account	27	264	224
Other reserves	29	76	56
Profit and loss account	29	8,905	10,823

Equity shareholders’ funds		10,732	12,609

Approved by the Board

Sir Christopher Hogg
Chairman
3rd March 2004

Back to Contents

94	GlaxoSmithKline

Notes to the financial statements

1 Presentation of the Financial statements

Description of business
GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GlaxoSmithKline’s principal pharmaceutical products include medicines in the following therapeutic areas: central nervous system, respiratory, anti-virals, anti-bacterials, vaccines, oncology and emesis, metabolic, cardiovascular and urogenital.

Financial period
These Financial statements cover the financial year from 1st January to 31st December 2003, with comparative figures for the financial years from 1st January to 31st December 2002 and 1st January to 31st December 2001.

Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Principal Group companies, Note 37.

Composition of financial statements
The consolidated Financial statements are drawn up in accordance with UK generally accepted accounting principles (UK GAAP) and with UK accounting presentation.

The Financial statements comprise:

•	Consolidated statement of profit and loss
•	Consolidated statement of total recognised gains and losses
•	Consolidated statement of cash flow
•	Consolidated balance sheet
•	Reconciliation of movements in equity shareholders’ funds
•	Company balance sheet
•	Notes to the financial statements.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

The consolidated statement of total recognised gains and losses includes:

•	the realised profit attributable to shareholders as reflected in the consolidated statement of profit and loss

•	the unrealised gain or loss in the value of the Group’s overseas net assets, less related foreign currency borrowings, attributable to currency movements over the period

•	tax on the above items.

The reconciliation of movements in equity shareholders’ funds comprises the items contributing to the increase or decrease over the period in shareholders’ funds. Such items include:

•	the total recognised gains and losses for the period
•	dividends paid and proposed
•	the proceeds of shares issued during the period
•	the cost of shares purchased for cancellation under the share buy-back programme

•	changes to goodwill, arising on acquisitions prior to 1st January 1998, which has been set directly against reserves.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the Notes to the Financial statements. In Note 36 a statement of differences, and reconciliations of net income and shareholders’ equity, between UK and US GAAP are provided.

Presentation of statement of profit and loss
A columnar presentation has been adopted in the statement of profit and loss in order to illustrate underlying business performance as this is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise: merger and integration items, including product divestments; costs relating to previously announced manufacturing and other restructuring, and the effect of disposals of subsidiaries. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence.

Trading profit reflects turnover less: cost of sales, comprising costs of manufacture and external royalties; selling, general and administrative expenditure, comprising the costs of selling, distribution and medical support of currently marketed products and the costs of administration; and the costs of research and development to create future products for sale.

Accounting convention
The Financial statements have been prepared using the historical cost convention.

Accounting standards
The Financial statements comply with all applicable UK accounting standards.

Accounting principles and policies
The preparation of the Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Financial statements have been prepared in accordance with the company’s accounting policies approved by the Board and described in Note 2.

Back to Contents

Notes to the financial statements GlaxoSmithKline	95

2 Accounting policies

Consolidation
The consolidated Financial statements include:

•	the assets and liabilities, and the results and cash flow, of the company and its subsidiary undertakings, including Employee Share Ownership Trusts (ESOTs)
•	the Group’s share of the net assets and results of joint ventures and associated undertakings.

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

Revenue
Revenue is recognised in the profit and loss account when goods are supplied to external customers against orders received. In certain limited cases, the customer collects the goods and revenue is recognised when title and risk of loss passes. Turnover represents net invoice value after the deduction of discounts given at the point of sale, and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored regularly in the light of historical information and past experience. Turnover also includes co-promotion income where the Group records its share of the revenue but with no related cost of sales. Value added tax and other sales taxes are excluded from revenue.

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising and promotion expenditure is charged to the profit and loss account as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised in respect of the direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

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

Back to Contents

96	GlaxoSmithKline Notes to the financial statements

2 Accounting policies continued

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

Assets and liabilities of the ESOTs are included in the Group balance sheet. Costs of running the ESOTs are charged to the profit and loss account. Shares held by the ESOTs are accounted for as fixed asset investments held at cost less a provision to recognise any shortfall in the proceeds receivable from employees on exercise unless there is deemed to be a permanent impairment in value.

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

Depreciation is calculated to write off the cost of tangible fixed assets, excluding freehold land, in equal annual instalments over their expected useful lives. The normal expected useful lives of the major categories of tangible fixed assets are reviewed annually and are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	The shorter of lease term and 50 years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years
ERP systems software	7 years
Other computer software	3 to 5 years

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

Back to Contents

Notes to the financial statements GlaxoSmithKline	97

2 Accounting policies continued

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

3 New accounting policies and future requirements

In December 2003 the Urgent Issues Task Force issued Abstract 38 and amended Abstract 17, both relating to the accounting for and presentation of ESOTs. These requirements are mandatory for 2004 reporting and will require the shares held by the ESOTs to be shown as a deduction in arriving at shareholders’ funds. The charge to the profit and loss account for employee share options will be restricted to the intrinsic loss, the difference between the market price and exercise price, at the date of grant.

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first GlaxoSmithKline Annual Report prepared under IFRS will be that for the year ending 31st December 2005. The first financial results announcement prepared in accordance with IFRS will be that for the first quarter of 2005.

The Group’s project to convert its financial reporting from UK GAAP to IFRS is progressing well. A training programme has been rolled out to all finance staff worldwide and preparations for the collection of historical data, which will provide the comparative information under IFRS in 2005, are well advanced.

4 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2003	2002	2001

Average rates:
£/US$	1.64	1.50	1.44
£/Euro	1.45	1.59	1.61
£/Yen	191.00	188.00	175.00
Period end rates:
£/US$	1.79	1.61	1.45
£/Euro	1.42	1.54	1.64
£/Yen	192.00	192.00	190.00

Back to Contents

98	GlaxoSmithKline Notes to the financial statements

5 Merger of Glaxo Wellcome and SmithKline Beecham

The combination of Glaxo Wellcome plc and SmithKline Beecham plc was treated as a merger at 27th December 2000 under UK GAAP. Under merger accounting, the shares issued by GlaxoSmithKline plc to acquire Glaxo Wellcome and SmithKline Beecham were accounted for at par and no share premium arose; the shares acquired by GlaxoSmithKline in Glaxo Wellcome and SmithKline Beecham were similarly accounted for at the nominal value of the shares issued. In the consolidated Financial statements of GlaxoSmithKline, the results and net assets of Glaxo Wellcome and SmithKline Beecham were combined at their book amounts, subject to alignment adjustments.

6 Segment information

An analysis of turnover, profit before taxation, total assets, net assets and tangible fixed assets by business and geographical sector are set out below. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). The geographical sectors reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector. There are no sales between business sectors.

The Group’s activities are organised on a global basis. The geographical sector figures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements.

Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities are such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion income of £35 million (2002 – £nil, 2001 – £nil).

Turnover by business sector	2003 £m	2002 £m	2001 £m

Pharmaceuticals	18,181	17,995	17,205
Consumer Healthcare	3,260	3,217	3,284

External turnover	21,441	21,212	20,489

Statutory profit before tax by business sector

Pharmaceuticals	5,800	5,068	4,302
Consumer Healthcare	592	483	432

Operating profit	6,392	5,551	4,734

Share of profits of joint ventures and associated undertakings	93	75	71
Profit on disposal of interest in associate	–	–	96
Profit on disposal of businesses	5	10	–
Product divestments	–	11	(296)
Net interest payable	(161)	(141)	(88)

Profit before taxation	6,329	5,506	4,517

Profit before taxation	6,329	5,506	4,517
Taxation	(1,739)	(1,461)	(1,333)
Minority interests	(94)	(110)	(97)
Preference share dividends	(12)	(20)	(34)

Statutory earnings	4,484	3,915	3,053

Total assets by business sector

Pharmaceuticals	19,015	18,608
Consumer Healthcare	4,960	3,719

Total assets	23,975	22,327

Net assets by business sector

Pharmaceuticals	6,954	5,720
Consumer Healthcare	1,511	1,668

Net assets	8,465	7,388

Back to Contents

Notes to the financial statements GlaxoSmithKline	99

6	Segment information continued

Turnover by location of subsidiary undertaking	2003	2002	2001
	£m	£m	£m

USA	10,569	11,096	10,517
Europe	11,798	10,423	10,704
International	7,945	6,824	7,540

Turnover including inter-segment turnover	30,312	28,343	28,761

USA	(219)	(168)	(327)
Europe	(4,690)	(3,873)	(4,372)
International	(3,962)	(3,090)	(3,573)

Inter-segment turnover	(8,871)	(7,131)	(8,272)

USA	10,350	10,928	10,190
Europe	7,108	6,550	6,332
International	3,983	3,734	3,967

External turnover	21,441	21,212	20,489

Statutory profit before tax by location of subsidiary undertaking

USA	1,984	2,117	934
Europe	3,061	2,490	2,580
International	1,347	944	1,220

Operating profit	6,392	5,551	4,734

Share of profits of joint ventures and associated undertakings	93	75	71
Profit on disposal of interest in associate	–	–	96
Profit on disposal of businesses	5	10	–
Product divestments	–	11	(296)
Net interest payable	(161)	(141)	(88)

Profit before taxation	6,329	5,506	4,517

Profit before taxation	6,329	5,506	4,517
Taxation	(1,739)	(1,461)	(1,333)
Minority interests	(94)	(110)	(97)
Preference share dividends	(12)	(20)	(34)

Statutory earnings	4,484	3,915	3,053

Total assets by location of subsidiary undertaking

USA	4,416	4,455
Europe	13,106	12,614
International	2,998	2,950

Total operating assets	20,520	20,019
Cash at bank and liquid investments	3,455	2,308

Total assets	23,975	22,327

Net assets by location of subsidiary undertaking

USA	515	376
Europe	7,552	7,298
International	2,046	2,049

Net operating assets	10,113	9,723
Net debt	(1,648)	(2,335)

Net assets	8,465	7,388

Back to Contents

100	GlaxoSmithKline Notes to the financial statements

6	Segment information continued
					2003	2002

Tangible fixed assets by location of subsidiary undertaking		Plant,
	Land and	equipment	Computer	Assets in
	buildings	and vehicles	software	construction	Total	Total
	£m	£m	£m	£m	£m	£m

USA	668	375	50	202	1,295	1,412
Europe	1,580	2,057	109	438	4,184	4,204
International	510	341	11	100	962	1,033

Total	2,758	2,773	170	740	6,441	6,649

Turnover by location of customer				2003	2002	2001
				£m	£m	£m

USA				10,333	10,807	10,087
Europe				6,611	6,064	5,855
International				4,497	4,341	4,547

External turnover				21,441	21,212	20,489

UK segment
Information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

	2003	2002	2001
	£m	£m	£m

Turnover by location of customer	1,404	1,366	1,328

Turnover including inter-segment turnover	4,678	4,945	5,388
Inter-segment turnover	(2,883)	(3,230)	(3,753)

Turnover by location of subsidiary	1,795	1,715	1,635

Operating profit	1,534	1,276	1,772

Total assets	9,889	8,846

Net operating assets	4,653	4,910

7	Merger items, restructuring costs and divested businesses

Manufacturing and other restructuring costs were incurred by GlaxoSmithKline during 2003, 2002 and 2001 in the implementation of previously announced plans for restructuring of manufacturing and other activities.

Merger integration costs relate to the integration of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business. These costs include consultancy fees in respect of integration planning, severance costs, asset write-offs, costs related to the early vesting or lapse of performance conditions on share options and share incentive awards and costs of the programme to encourage staff to convert Glaxo Wellcome and SmithKline Beecham share options into GlaxoSmithKline share options. Integration costs were incurred in 2003, 2002 and 2001 relating to the integration of the Block Drug businesses. These costs include professional fees, severance costs and asset write-offs.

Product divestment income arising in 2002 related to the finalisation of the disposals of Famvir, Kytril and other products required in 2000 in order to obtain regulatory approval for the merger.

The disposal of businesses in 2003 and 2002 related to the finalisation of the disposals of Clinical Laboratories and Healthcare Services in 1999. The disposal of businesses in 2001 primarily arose on the sale of Affymax. It included a £299 million write off of goodwill which was previously eliminated against Group reserves.

Back to Contents

Notes to the financial statements GlaxoSmithKline	101

7	Merger items, restructuring costs and divested businesses continued

2003				Disposal of
	Merger	Restructuring	Block Drug	subsidiaries	Total
	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(83)	–	–	(83)
Merger integration costs	(286)	–	–	–	(286)
Block Drug integration costs	–	–	(26)	–	(26)

Effect on operating profit	(286)	(83)	(26)	–	(395)
Profit on disposal of businesses	–	–	–	5	5

Effect on profit before tax	(286)	(83)	(26)	5	(390)

Effect on taxation – operating items					98
Effect on taxation – non-operating items					11

Effect on taxation					109

Effect on earnings					(281)

2002				Disposal of
	Merger	Restructuring	Block Drug	subsidiaries	Total
	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(121)	–	–	(121)
Merger integration costs	(851)	–	–	–	(851)
Block Drug integration costs	–	–	(60)	–	(60)

Effect on operating profit	(851)	(121)	(60)	–	(1,032)
Product divestments	11	–	–	–	11
Profit on disposal of businesses	–	–	–	10	10

Effect on profit before tax	(840)	(121)	(60)	10	(1,011)

Effect on taxation – operating items					266
Effect on taxation – non-operating items					33

Effect on taxation					299

Effect on earnings					(712)

2001				Disposal of
	Merger	Restructuring	Block Drug	subsidiaries	Total
	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(162)	–	–	(162)
Merger integration costs	(1,069)	–	–	–	(1,069)
Block Drug integration costs	–	–	(125)	–	(125)

Effect on operating profit	(1,069)	(162)	(125)	–	(1,356)
Loss on disposal of businesses	–	–	–	(296)	(296)

Effect on profit before tax	(1,069)	(162)	(125)	(296)	(1,652)

Effect on taxation – operating items					355
Effect on taxation – non-operating items					(33)

Effect on taxation					322

Effect on earnings					(1,330)

8	Other operating income/(expense)

	2003	2002	2001
	£m	£m	£m

Royalties and other income	75	75	34
Other operating expense	(436)	(209)	(126)

	(361)	(134)	(92)
Income from equity investments and other disposals	228	23	129

	(133)	(111)	37

Royalties and other income is principally a core of recurring income in the form of royalties from the out-licensing of intellectual property. Other operating expense includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters. Income from equity investments and other disposals includes equity investment carrying value adjustments arising from stock market changes, product disposals and equity investment sales.

Back to Contents

102	GlaxoSmithKline Notes to the financial statements

9 Operating profit
	2003	2002	2001
	£m	£m	£m

The following items have been charged in operating profit:
Employee costs (Note 33)	5,058	4,940	4,686
Advertising	615	688	696
Distribution costs	284	281	272
Depreciation of tangible fixed assets:
Owned assets	771	760	758
Leased assets	2	4	3
Amortisation of goodwill	13	12	10
Amortisation of intangible fixed assets	74	60	40
Exchange losses on foreign currency deposits/loans	(1)	–	–
Operating lease rentals:
Plant	90	50	41
Land and buildings	62	61	70
Audit fees	6.9	6.1	7.2
Fees to auditors for other work:
Auditors’ UK firm	1.7	5.2	13.1
Auditors’ overseas firms	5.9	9.6	22.6

Analysis of fees to auditors for other work:
Further assurance (audit-related) services	2.6	1.8
Tax services	4.6	4.9
Merger of Glaxo Wellcome and SmithKline Beecham	–	6.0
Other services	0.4	2.1

Included within audit fees above is a fee of £10,000 (2002 – £10,000, 2001 – £10,000) relating to the company audit of GlaxoSmithKline plc. Included in further assurance services in 2003 are amounts related to the Group’s preparation for the adoption of International Financial Reporting Standards and preparation for section 404 of the Sarbanes-Oxley Act 2002. Tax services relates to fees paid for corporate tax compliance, tax planning and advice. Other services include human resources advisory, compliance and treasury related services. Included within fees to auditors for other work in 2002 is £6.0 million paid to the auditor’s management consulting practice, which was sold by them in 2002.

In 2003, the Group has started to apply discounting to certain long-term assets and liabilities, using risk-free rates of return.

10 Joint ventures and associated undertakings
	2003	2002	2001
	£m	£m	£m

Associated undertakings:
Share of profits of Quest Diagnostics Inc.	102	94	79
Share of losses of other associated undertakings	(3)	–	(1)
Amortisation of goodwill	(6)	(6)	(7)

	93	88	71
Share of losses of joint ventures	–	(13)	–

	93	75	71

Share of turnover of joint ventures	31	29	28

Sales to joint ventures and associated undertakings	51	49	52

Back to Contents

Notes to the financial statements GlaxoSmithKline	103

11 Net interest payable
	2003	2002	2001
	£m	£m	£m

Interest payable
On bank loans and overdrafts	(6)	(6)	(26)
On other loans	(186)	(198)	(169)
In respect of finance leases	(2)	(2)	(3)
Unwinding of discount on provisions	(20)	–	–

	(214)	(206)	(198)
Share of interest payable of associate	(8)	(8)	(19)

	(222)	(214)	(217)

Investment income
Interest income	58	71	129
Realised gains	–	2	–
Unwinding of discount on assets	3	–	–

	61	73	129

	(161)	(141)	(88)

12 Taxation
	2003	2002	2001
Taxation charge based on profits for the period	£m	£m	£m

UK corporation tax at the UK statutory rate	673	479	838
Less double taxation relief	(290)	(117)	(351)

	383	362	487
Overseas taxation	1,578	1,036	876
Deferred taxation	(262)	29	(53)

	1,699	1,427	1,310
Share of taxation charge of associates	40	34	23

	1,739	1,461	1,333

	2003	2002	2001
Reconciliation of the current taxation rate on Group profits	%	%	%

UK statutory rate of taxation	30.0	30.0	30.0
Overseas taxes	0.1	0.1	(1.1)

Average Group tax rate	30.1	30.1	28.9
Effect of special tax status in manufacturing locations	(3.9)	(3.9)	(3.7)
Share option deductions in the USA	(0.1)	(0.2)	(1.1)
Merger and restructuring costs	(0.1)	0.7	5.4
R&D credits	(1.1)	(1.2)	(0.9)
Other permanent differences	1.1	(0.8)	(0.4)
Capital allowances in excess of depreciation	(0.3)	(0.5)	–
Intra-Group profit	(0.1)	1.3	1.3
Reversing timing differences on tax losses	–	–	(2.5)
Other timing differences	3.9	2.3	3.9
Prior year items	1.5	(2.4)	(0.7)

Current tax rate on ordinary activities	31.0	25.4	30.2
Capital allowances in excess of depreciation	0.3	0.5	–
Intra-Group profit	0.1	(1.3)	(1.3)
Reversing timing differences on tax losses	–	–	2.5
Other timing differences	(3.9)	(2.3)	(3.9)
Share of taxation charge of associates	0.6	0.6	0.5
Prior year items	(0.6)	3.6	1.5

Tax rate on ordinary activities	27.5	26.5	29.5

The Group operates in countries where the tax rate differs from the UK tax rate. The average Group tax rate has been determined by aggregating the local standard tax rates and weighting these in proportion to accounting profits. Profits arising from manufacturing operations in Singapore, Puerto Rico and Ireland are taxed at reduced rates. The effect of this reduction in the taxation charge increased earnings per share by 4.2p in 2003, 3.6p in 2002 and by 2.7p in 2001.

Back to Contents

104	GlaxoSmithKline Notes to the financial statements

12 Taxation continued

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada, but by far the largest relates to Glaxo heritage products in the USA.

GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the US Internal Revenue Service (IRS) and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries. GlaxoSmithKline understands that the views of the two tax authorities were so different that they were unable to reach agreement, and discussions were terminated in July 2003.

The Group has now received a claim for additional taxes that the IRS asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the USA and other countries. To the extent that the IRS were successful in its claim, interest would be payable. GlaxoSmithKline estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997 to date, GlaxoSmithKline expects to receive further claims by the IRS for these years.

Since GlaxoSmithKline has exhausted all administrative remedies open to it, the Group plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until sometime in 2005 or 2006.

GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group and the IRS. The ultimate liability for such matters may vary from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in these Financial statements, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2003 is required in such a way that incremental tax will arise.

At 31st December 2003, the Group had income tax losses of approximately £225 million (2002 – £69 million) and capital losses estimated to be in excess of £10 billion (2002 – in excess of £9 billion) which are not recognised as deferred tax assets because there is insufficient evidence that these losses will be used.

	Current	Deferred	Deferred
	tax creditor	tax debtor	tax provision
Tax balances	£m	£m	£m

At 1st January 2003	(1,449)	1,373	(742)
Exchange adjustments	112	(64)	(11)
Charge to profit and loss account	(1,961)	122	140
Cash paid	1,917	–	–
Other movements	(77)	10	7

At 31st December 2003	(1,458)	1,441	(606)

	2003	2002
Deferred taxation asset/(liability)	£m	£m

Accelerated capital allowances	(689)	(710)
Stock valuation adjustment	(52)	(113)
Intra-Group profit	485	487
Product and business disposals	(59)	(125)
Pensions and other post-retirement benefits	113	190
Tax losses	94	93
Legal and other disputes	167	124
Merger integration and manufacturing restructuring	157	204
Other net timing differences	619	481

	835	631

Deferred taxation provided on stock valuation adjustments, intra-Group profit and other timing differences shown above are current. All deferred taxation movements arise from the origination and reversal of timing differences. Other net timing differences include accrued expenses and other provisions.

Back to Contents

Notes to the financial statements GlaxoSmithKline	105

13	Earnings per share
	2003	2002	2001
	p	p	p

Basic earnings per share	77.2	66.2	50.3
Adjustment for merger items, restructuring costs and disposal of subsidiaries:
Merger integration and transaction costs	3.8	10.8	13.0
Restructuring costs	1.0	1.5	2.0
Block Drug integration costs	0.3	0.7	1.6
Disposal of businesses	(0.2)	(0.9)	5.4

Adjusted earnings per share	82.1	78.3	72.3

Diluted earnings per share	77.0	66.0	49.9

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The numbers used in calculating basic and diluted earnings per share are reconciled below.

Adjusted earnings per share is calculated using business performance earnings. Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

Net profit for the period attributable to shareholders	£m	£m	£m

Earnings – basic and diluted	4,484	3,915	3,053
Adjustments for merger items, restructuring costs and disposal of subsidiaries	281	712	1,330

Adjusted earnings	4,765	4,627	4,383

Weighted average number of shares in issue	millions	millions	millions

Basic and adjusted	5,806	5,912	6,064
Dilution for share options	18	22	52

Diluted	5,824	5,934	6,116

Shares held by the Employee Share Ownership Trusts (ESOTs) are excluded. The trustees have waived their rights to dividends on the shares held by the ESOTs.

14 Dividends	2003	2002	2001
	£m	£m	£m

First interim	524	535	546
Second interim	522	530	546
Third interim	520	527	546
Fourth interim	808	754	718

	2,374	2,346	2,356

Dividends per share	2003	2002	2001
	p	p	p

First interim	9	9	9
Second interim	9	9	9
Third interim	9	9	9
Fourth interim	14	13	12

	41	40	39

Back to Contents

106	GlaxoSmithKline Notes to the financial statements

15 Goodwill	Total
£m

Cost at 1st January 2003	216
Exchange adjustments	(23)
Additions (Note 31)	2

Cost at 31st December 2003	195

Amortisation at 1st January 2003	(45)
Exchange adjustments	6
Provision for the year	(13)

Amortisation at 31st December 2003	(52)

Net book value at 1st January 2003	171

Net book value at 31st December 2003	143

16 Other intangible assets	Licences,
	patents, etc.	Brands	Total
	£m	£m	£m

Cost at 1st January 2003	712	1,162	1,874
Exchange adjustments	(29)	7	(22)
Additions	193	–	193
Assets written off	(38)	–	(38)

Cost at 31st December 2003	838	1,169	2,007

Amortisation at 1st January 2003	(162)	–	(162)
Exchange adjustments	5	–	5
Provision for the year	(74)	–	(74)
Assets written off	2	–	2

Amortisation at 31st December 2003	(229)	–	(229)

Impairment at 1st January 2003	(53)	(22)	(75)
Exchange adjustments	(3)	2	(1)
Impairment loss	(8)	(3)	(11)
Assets written off	6	–	6

Impairment at 31st December 2003	(58)	(23)	(81)

Total amortisation and impairment at 31st December 2003	(287)	(23)	(310)

Net book value at 1st January 2003	497	1,140	1,637

Net book value at 31st December 2003	551	1,146	1,697

The licences and patents acquired in the year relate to the acquisition of various compound rights and other research based agreements (see Note 26).

Brands largely comprise a portfolio of products acquired with the acquisition of Sterling Winthrop Inc. in 1994, such as Panadol, Solpadeine and Hedex, and the products acquired with the acquisition of The Block Drug Company in 2001, such as Sensodyne, Polident and Poligrip. Each of these is considered to have an indefinite life given the strength and durability of the brand and the level of marketing support. Accordingly, they are not amortised. The valuation of each Sterling brand is reviewed annually using a 10 year cash flow forecast as this was the basis for the original independent assessment when they were acquired in 1994 and a post-tax discount rate of eight per cent. The valuation of each Block Drug brand is also reviewed annually using a five year cash flow forecast and a post-tax discount rate of eight per cent.

Back to Contents

Notes to the financial statements GlaxoSmithKline	107

17 Tangible fixed assets		Plant
	Land and	equipment	Computer	Assets in
	buildings	and vehicles	software	construction	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2003	4,310	6,714	332	1,027	12,383
Exchange adjustments	(63)	(66)	(3)	(46)	(178)
Additions	45	213	11	601	870
Disposals	(168)	(471)	(3)	(29)	(671)
Reclassifications	(125)	816	94	(785)	–

Cost at 31st December 2003	3,999	7,206	431	768	12,404

Depreciation at 1st January 2003	(1,258)	(3,950)	(172)	–	(5,380)
Exchange adjustments	23	70	1	–	94
Provision for the year	(121)	(583)	(69)	–	(773)
Disposals	86	345	1	–	432
Reclassifications	158	(158)	–	–	–

Depreciation at 31st December 2003	(1,112)	(4,276)	(239)	–	(5,627)

Impairment at 1st January 2003	(148)	(182)	–	(24)	(354)
Exchange	3	2	–	–	5
Impairment loss	(19)	(24)	(22)	(4)	(69)
Disposals	35	47	–	–	82

Impairment at 31st December 2003	(129)	(157)	(22)	(28)	(336)

Total depreciation and impairment at 31st December 2003	(1,241)	(4,433)	(261)	(28)	(5,963)

Net book value at 1st January 2003	2,904	2,582	160	1,003	6,649

Net book value at 31st December 2003	2,758	2,773	170	740	6,441

The net book value at 31st December 2003 of the Group’s land and buildings comprises freehold properties £2,532 million (at 1st January 2003 – £2,699 million), properties with leases of 50 years or more £182 million (at 1st January 2003 – £135 million) and properties with leases of less than 50 years £44 million (at 1st January 2003 – £70 million). Included in plant, equipment and vehicles at 31st December 2003 are leased assets with a cost of £3 million (at 1st January 2003 – £6 million), accumulated depreciation of £2 million (at 1st January 2003 – £4 million) and a net book value of £1million (at 1st January 2003 – £2 million).

The impairment loss principally arises from decisions to rationalise facilities and is calculated based on either net realisable value or value in use, typically using, which has been recorded in SG&A, a discount rate of eight per cent.

18 Fixed asset investments	Joint	Associated	Equity	Own
	ventures	undertakings	investments	shares	Total
	£m	£m	£m	£m	£m

At 1st January 2003	17	153	125	2,826	3,121
Exchange adjustments	(2)	(17)	(9)	–	(28)
Additions	–	4	33	–	37
Charge for the year	–	–	–	(25)	(25)
Impairment	–	–	(32)	–	(32)
Transfers	–	15	(15)	–	–
Disposals	(2)	–	(4)	(26)	(32)
Retained profit for the year	–	34	–	–	34
Goodwill amortisation	–	(6)	–	–	(6)

At 31st December 2003	13	183	98	2,775	3,069

Investments in joint ventures comprise £15 million share of gross assets (2002 – £19 million) and £2 million share of gross liabilities (2002 – £2 million).

The principal associated undertaking is Quest Diagnostics, Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment has a book value at 31st December 2003 of £158 million (2002 – £129 million) and a market value of £904 million (2002 – £782 million). At 31st December 2003, the Group owned 21 per cent of Quest (2002 – 23 per cent). The book value includes goodwill which is being amortised over 20 years; the amortisation charge for 2003 was £6 million. The goodwill at 31st December 2003 amounts to £85 million (2002 – £101 million). Goodwill of £103 million which relates to the continuing Group interest in Clinical Laboratories assets attributed to Quest, remains eliminated against Group reserves. Equity investments comprise listed investments of £7 million (2002 – £7 million) and unlisted investments of £91 million (2002 – £118 million). The market value of listed investments at 31st December 2003 was £9 million (2002 – £11 million). Investments in own shares consist of shares held by Employee Share Ownership Trusts (see Note 34). The market value of own shares at 31st December 2003 was £2,276 million (2002 – £2,161 million). This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made.

Back to Contents

108	GlaxoSmithKline Notes to the financial statements

19 Equity investments

Total
£m

At 1st January 2003	161
Exchange adjustments	(9)
Additions	37
Impairments	7
Disposals	(32)

At 31st December 2003	164

Equity investments include listed investments of £111 million (2002 – £125 million). The market value of listed investments was £184 million (2002 – £232 million).

20 Stocks

	2003	2002
	£m	£m

Raw materials and consumables	636	508
Work in progress	474	673
Finished goods	999	899

	2,109	2,080

21 Debtors

	2003	2002
	£m	£m

Amounts due within one year
Trade debtors	3,715	3,515
Other debtors	532	569
Prepaid pension contributions	440	257
Other prepayments and accrued income	247	178

Amounts due after one year
Other debtors	512	294
Prepayments and accrued income	10	14
Deferred taxation (Note 12)	1,441	1,373

	6,897	6,200

Debtors include trading balances of £1 million (2002 – £nil) due from joint ventures and associated undertakings. Other debtors due after one year include insurance recovery receivables which have been discounted using a risk-free rate of return.

22 Other creditors

	2003	2002
	£m	£m

Amounts due within one year
Trade creditors	686	715
Taxation (Note 12)	1,458	1,449
Social security	108	87
Other creditors	439	429
Accruals and deferred income	3,121	3,285
Dividends payable	1,333	1,292

	7,145	7,257

Amounts due after one year
Other creditors	130	113
Accruals and deferred income	102	93

	232	206

Accruals include obligations for wages and salaries of £689 million (2002 – £557 million).

Back to Contents

Notes to the financial statements GlaxoSmithKline	109

23 Provisions for liabilities and charges

	Pensions and other			Legal
	post-retirement	Manufacturing	Merger	and other	Deferred	Other
	benefits	restructuring	integration	disputes	taxation	provisions	Total
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2003	921	103	403	507	742	157	2,833
Exchange adjustments	(48)	(4)	(5)	(74)	11	(4)	(124)
Charge for the year	239	49	76	570	(140)	148	942
Unwinding of discount	–	–	7	12	–	1	20
Applied	(305)	(49)	(184)	(239)	–	(42)	(819)
Reclassifications and other movements	–	–	8	231	(7)	(54)	178

At 31st December 2003	807	99	305	1,007	606	206	3,030

During 2003, the Group made special cash contributions totalling £368 million into the UK and US pension schemes. The contribution relating to the US pension scheme is included within the amounts applied to the provision above; the contributions relating to the UK pension scheme have increased the pension prepayment amount shown under debtors in Note 21.

The Group has recognised costs in 2003 in respect of plans for manufacturing and other restructuring initiated in 1998, 1999 and in 2001 following the merger of Glaxo Wellcome and SmithKline Beecham and acquisition of Block Drug. These plans are largely completed. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will cease, are expected to be incurred mainly in 2004. Costs of asset write-downs have been recognised as an impairment of fixed assets.

The Group has recognised costs in 2003, 2002 and 2001 in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised as a provision in respect of identified severances are expected to be incurred in 2004 and in respect of the programme to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options when employees exercise these options up to 2010. This latter provision was discounted by £28 million in 2003 using risk-free rates of return.

Provisions for legal and other disputes and other matters include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. These provisions were discounted by £25 million in 2003 using risk-free rates of return. Reclassifications include amounts receivable under insurance contracts which are now shown within Other debtors in Note 21. No provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

GlaxoSmithKline is involved in a number of legal and other disputes (including notification of possible claims) where, because of the early stage of the matter, no reliable estimate of the outcome can be made. Accordingly no provision has been recorded for these matters or any unasserted claims.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.

For a discussion of legal issues, refer to Note 30, ‘Legal proceedings’.

24 Contingent liabilities

At 31st December 2003 contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £236 million (2002 – £138 million). For a discussion of tax issues, refer to Note 12, ‘Taxation’ and of legal issues, refer to Note 30, ‘Legal proceedings’.

Back to Contents

110	GlaxoSmithKline Notes to the financial statements

25 Net debt

	2003	2002
	£m	£m

Liquid investments	2,493	1,256
Cash at bank	962	1,052

	3,455	2,308

Loans and overdrafts due within one year:
Bank loans and overdrafts	(230)	(263)
Commercial paper	(836)	(1,284)
Eurobonds and Medium-Term notes	(383)	–
Obligations under finance leases	(1)	(1)
Other loans	(2)	(3)

	(1,452)	(1,551)

Loans due after one year:
Bank loans	(4)	(3)
Eurobonds, Medium-Term notes and private financing	(3,617)	(3,054)
Loan Stock	(13)	(14)
Obligations under finance leases	(12)	(12)
Other loans	(5)	(9)

	(3,651)	(3,092)

Net debt	(1,648)	(2,335)

At the balance sheet date the Group’s liquid investments had an aggregate market value of £2,509 million (2002 – £1,264 million). Liquid investments include redeemable preference shares, which are fully collateralised with highly rated bonds, of £1 billion (2002 – £nil).

Loans and overdrafts due within one year
Commercial paper comprises a US$10 billion programme, of which £836 million was in issue at 31st December 2003 (31st December 2002 – £1,284 million), backed up by committed facilities of 364 days duration of £784 million (2003 – $1,404 million; 2002 – $1,404 million), renewable annually, and liquid investments of £708 million (2003 – $1,267 million; 2002 – $1,267 million).

The weighted average interest rate on commercial paper borrowings at 31st December 2003 was 1.1 per cent (2002 – 1.3 per cent).

Loans due after one year
In 2003 two bonds were issued under the European Medium Term Note programme; a 1 billion, 3.375 per cent coupon bond and a 500 million, 3.25 per cent coupon bond.

Loans due after one year are repayable over various periods as follows:

	2003	2002
	£m	£m

Between one and two years	562	423
Between two and three years	281	563
Between three and four years	2	311
Between four and five years	1,199	2
After five years	1,607	1,793

	3,651	3,092

The loans repayable after five years carry interest at effective rates between 3.3 per cent and 5.3 per cent. The repayment dates range from 2009 to 2033.

Back to Contents

Notes to the financial statements GlaxoSmithKline	111

25 Net debt continued

Secured loans
Loans amounting to £13 million (2002 – £13 million) are secured by charges on fixed and current assets.

	2003	2002
Finance lease obligations	£m	£m

Rental payments due within one year	1	1
Rental payments due between one and two years	2	2
Rental payments due between two and three years	1	1
Rental payments due between three and four years	1	1
Rental payments due between four and five years	2	1
Rental payments due after five years	6	7

Total finance lease obligations	13	13

Financial instruments
Further information is given in Note 32.

26 Commitments

	2003	2002
Capital commitments	£m	£m

Contracted for but not provided in the financial statements:
Intangible fixed assets	1,412	1,410
Tangible fixed assets	171	382

	1,583	1,792

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research in the future. In addition the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success.

The Group also has other commitments of £144 million (2002 – £162 million) relating to revenue payments to be made under licences and other alliances, principally to Exelixis Inc.

A number of commitments were made in 2003 under licensing and other agreements, principally with NeuroSearch A/S, Ranbaxy Laboratories Ltd. and POZEN Inc.

	2003	2002
Commitments under operating leases to pay rentals for the next year	£m	£m

Operating leases on land and buildings which expire:
In one year or less	6	10
Between one and five years	19	47
After five years	35	56

	60	113

Operating leases on plant, equipment and vehicles which expire:
In one year or less	8	7
Between one and five years	50	47
After five years	2	1

	60	55

Commitments under operating leases to pay rentals in future years

2004	120	168
2005	94	97
2006	78	80
2007	54	59
2008	43	49
2009 and thereafter	158	249

	547	702

Back to Contents

112	GlaxoSmithKline Notes to the financial statements

27 Share capital and share premium account

			Share
	Ordinary Shares of 25p each		premium
			account
	Number	£m	£m

Share capital authorised
At 31st December 2002	10,000,000,000	2,500
At 31st December 2003	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2002	6,172,965,989	1,543	170
Share capital issued under share option schemes	7,049,394	2	54
Share capital purchased and cancelled	(155,749,038)	(39)	–

At 31st December 2002	6,024,266,345	1,506	224
Share capital issued under share option schemes	6,041,283	1	40
Share capital purchased and cancelled	(80,844,000)	(20)	–

At 31st December 2003	5,949,463,628	1,487	264

	Number (000)

Number of shares issuable under outstanding options (Note 34)
At 31st December 2002	217,953
At 31st December 2003	259,990

Number of unissued shares not under option
At 31st December 2002	3,757,781
At 31st December 2003	3,790,546

In October 2002, GlaxoSmithKline commenced a new £4 billion share buy-back programme. This follows the completion of the £4 billion buy-back programme announced in 2001. A total of £1,199 million has been spent on the new share buy-back programme, of which £980 million was spent in 2003. The exact amount and timing of future purchases, and whether some repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. In the period 1st January 2004 to 27th February 2004 a further 5 million shares have been purchased and cancelled at a cost of £55 million.

For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 162.

28 Non-equity minority interests

SmithKline Beecham Holdings Corporation (SBH Corp), a subsidiary incorporated in Delaware, USA, has in issue $500 million of Flexible Auction Market Preferred Stock (Flex AMPS), comprising 5,000 shares of $100,000 each, issued in six series. The dividend on these shares was fixed on issuance in 1996 for a seven-year period that ended in July 2003 for half of the shares and for a five year period which ended during 2001 for the other half. The dividend for all these shares now varies, predominately with prevailing interest rates, and is set every seven weeks at an auction at which the shares are also traded.

SBH Corp also has in issue $400 million of Auction Rate Preference Stock (ARPS), comprising 4,000 shares of $100,000 each, issued in five series, the dividend on which also varies under conditions similar to the Flex AMPS described above.

Together, the ARPS and the Flex AMPS constitute the preference shares, which represent the non-equity minority interests. Notice to redeem all eleven series was given in February 2004, with redemption expected to be completed in March and April 2004.

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

Back to Contents

Notes to the financial statements GlaxoSmithKline	113

29 Reserves

	Other	Profit and
	reserves	loss account	Total
	£m	£m	£m

At 31st December 2000	1,849	4,155	6,004
Goodwill written back	–	356	356
Exchange movements	–	(151)	(151)
Shares purchased for cancellation	17	(1,274)	(1,257)
Profit attributable to shareholders	–	3,053	3,053
Dividends	–	(2,356)	(2,356)
Revaluation of goodwill due to exchange	–	28	28

At 31st December 2001	1,866	3,811	5,677
Exchange movements	–	(154)	(154)
UK tax on exchange movements	–	(67)	(67)
Shares purchased for cancellation	39	(2,220)	(2,181)
Profit attributable to shareholders	–	3,915	3,915
Dividends	–	(2,346)	(2,346)
Unrealised gains on equity investments	–	7	7

At 31st December 2002	1,905	2,946	4,851
Exchange movements	–	37	37
Tax on exchange movements and unrealised gains	–	(69)	(69)
Shares purchased for cancellation	20	(980)	(960)
Profit attributable to shareholders	–	4,484	4,484
Dividends	–	(2,374)	(2,374)
Unrealised gains on equity investments	–	7	7
Revaluation of goodwill due to exchange	_	(7)	(7)

At 31st December 2003	1,925	4,044	5,969

Goodwill arising on acquisitions before 1st January 1998 which has been written off against other reserves amounts to £6,180 million, including goodwill of £4,840 million previously held as a goodwill reserve which was offset against other reserves in 1998. The goodwill written back in 2001 relates primarily to the disposals of Affymax and part of the Group’s holding in Quest Diagnostics, Inc. Goodwill denominated in local currencies which is subject to revaluation amounted to £300 million at 31st December 2003.

Goodwill on acquisitions after 1st January 1998 has been capitalised, in accordance with the accounting policy set out in Note 2.

Exchange movements taken to reserves in 2003 include losses of £103 million (2002 – losses £1,251 million, 2001 – losses £114 million) on foreign currency loans less deposits, gains of £133 million (2002 – gains £1,097 million, 2001 – losses £9 million) on the retranslation of net assets and £7 million (2002 – £nil, 2001 – losses £28 million) on goodwill eliminated against reserves.

The tax on exchange movements and unrealised gains in the year of £69 million (2002 – £67 million, 2001 – £nil) relates to the taxable element of the foreign currency loans less deposits and unrealised gains taken to reserves.

Exchange adjustments debited to reserves cumulatively amount to £1,415 million (2002 – £1,452 million, 2001 – £1,298 million).

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2003 (2002 – £1,561 million; 2001 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £76 million at 31st December 2003 (2002 – £56 million, 2001 – £17 million).

Total reserves amounted to £5,969 million at 31st December 2003 (2002 – £4,851 million, 2001 – £5,677 million), of which £8,981 million (2002 – £10,879 million; 2001 – £718 million) relates to the company and £86 million (2002 – £76 million, 2001 – £61 million) relates to joint ventures and associated undertakings.

The profit of GlaxoSmithKline plc for the year was £1,436 million (2002 – £10,598 million, 2001 - £4,331 million), which after dividends of £2,374 million (2002 – £2,352 million, 2001 – £2,356 million), gave a retained loss of £938 million (2002 – profit of £8,246 million, 2001 – profit of £1,975 million). After the cost of shares purchased for cancellation of £980 million (2002 – £2,220 million, 2001 – £1,274 million) and an unrealised profit on capital reduction by subsidiary of £nil (2002 – £4,096 million, 2001 – £nil), the profit and loss account reserve at 31st December 2003 stood at £8,905 million (2002 – £10,823 million, 2001 – £701 million), of which £4,096 million is unrealised (2002 – £4,096 million, 2001 – £nil).

Back to Contents
114	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings

The Group is involved in numerous legal and administrative proceedings, principally product liability, intellectual property, antitrust, and governmental investigations and related private litigation. The most significant of those matters are described below.

Intellectual property
USA

Paxil
In the USA a number of distributors of generic drugs have filed applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2006 of the Group’s patent on paroxetine hydrochloride hemihydrate. Apotex launched its generic version of Paxil in September 2003. The other distributors are looking to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. In response the Group filed actions against all those distributors for infringement of various of the Group’s patents. The cases are complex but the Group believes that the generic anhydrate and other versions infringe because they contain and/or convert to the hemihydrate form and/or infringe other Group patents.

In July 1998 GlaxoSmithKline filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent for paroxetine hydrochloride hemihydrate. Apotex had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to introduce a generic form of Paxil. Following a trial in February 2003 the judge ruled that GlaxoSmithKline’s patent is valid but not infringed by Apotex’s product. GlaxoSmithKline appealed the ruling of non-infringement to the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on intellectual property matters. The CAFC heard the appeal in January 2004 but as of the date of this report no decision has yet been announced.

In June 1999 GlaxoSmithKline filed an action against Geneva Pharmaceuticals, a subsidiary of Novartis Pharmaceuticals, in the US District Court for the Eastern District of Pennsylvania for infringement of the Group’s patents for paroxetine hydrochloride following notice of Geneva’s ANDA filing. That case has been consolidated with similar infringement actions against other generic companies that subsequently filed ANDAs. Additional infringement actions have been brought based on patents issued subsequent to the original filing against Apotex in the Northern District of Illinois. The Group also filed an action against Apotex relating to those new patents in the Eastern District of Pennsylvania. In December 2002 the judge granted in part and denied in part summary judgement motions filed by Apotex with the result that issues of validity and infringement of three of the four new patents will move toward trial. The Group has petitioned the District Court to permit an interim appeal to the CAFC. In June 2003 the Group requested the US Food and Drug Administration (FDA) to remove three patents related to Paxil from the register of pharmaceutical patents maintained by the FDA (the Orange Book). The delisting did not affect the validity of these patents or the related patent litigation. Following FDA approval of its ANDA, Apotex subsequently launched a generic version of Paxil in September 2003.

The Group continues to pursue patent infringement claims in litigation in the Eastern District of Pennsylvania against Apotex, Geneva, Alphapharm, Andrx, Teva Pharmaceuticals and Zenith, and bulk suppliers BASF and Sumika Fine Chemicals. Apotex Alphapharm, BASF and Sumika have filed counterclaims in these actions alleging that the Group has violated anti-trust or unfair competition laws.

In February 2003 the CAFC heard Apotex’s appeal from a decision by the US District Court for the District of Columbia denying Apotex’s request that the FDA be required to delist certain of the Group’s patents for Paxil from the Orange Book. In October 2003 the CAFC affirmed the district court decision and dismissed the case.

In March 2000 GlaxoSmithKline filed an action against Pentech Pharmaceuticals in the US District Court for the Northern District of Illinois for infringement of the Group’s patents for paroxetine hydrochloride. Pentech filed an ANDA for a capsule version of Paxil, asserting that its compound and presentation do not infringe the Group’s patents or that the patents are invalid. In April 2003 the Group reached a settlement with Pentech and Par Pharmaceuticals to which Pentech had granted rights under Pentech’s ANDA for paroxetine hydrochloride capsules. The settlement allowed Par to distribute in Puerto Rico substitutable generic paroxetine hydrochloride immediate release tablets supplied and licensed from the Group for a royalty payable to the Group. Par became entitled to distribute the same product in the US market once Apotex’s generic version of Paxil became available there in September 2003. In the settlement Par and Pentech acknowledge that the GlaxoSmithKline patent covering the hemihydrate form of paroxetine hydrochloride is valid and enforceable and would be infringed by Pentech’s proposed capsule product. The Bureau of Competition of the US Federal Trade Commission reviewed the settlement. The review was voluntary and was conducted at the request of the Group, Par and Pentech. Pentech’s former supplier Asahi Glass Co. filed claims alleging that the settlement violated the anti-trust laws. The US District Court for the Northern District of Illinois dismissed these claims in October 2003. Asahi has appealed the decision to the CAFC. Similar claims brought by Apotex and Sumika are pending in the US District Court for the Eastern District of Pennsylvania.

In October 2000 GlaxoSmithKline filed an action against Synthon Pharmaceuticals in the US District Court for the Middle District of North Carolina for infringement of the Group’s patents for paroxetine hydrochloride and paroxetine mesylate. Synthon had filed a 505(b)(2) application (a ‘paper NDA’) with the FDA using paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of Paxil. In December 2003 GlaxoSmithKline and Synthon reached a settlement pursuant to which the Group has granted Synthon a royalty-bearing license to market its paroxetine mesylate product in the USA.

Wellbutrin
Five distributors of generic pharmaceutical products have filed ANDAs for sustained release bupropion hydrochloride tablets (Wellbutrin SR and Zyban), accompanied in each case with a certification of invalidity and/or infringement of the Group’s patents. The Group has brought suit for patent infringement against each of the filing parties. The Group filed suit against Andrx Pharmaceuticals, the first to file an ANDA, in the US District Court for the Southern District of Florida. In February 2002 the District Court Judge granted Andrx’s summary judgement motion and ruled that its product does not infringe the Group’s patents. In September 2003 the CAFC reversed that decision and remanded the case to the district court for trial.

Back to Contents
Notes to the financial statements GlaxoSmithKline	115

30 Legal proceedings continued

Actions have also been filed against Watson Pharmaceuticals in the US District Court for the Southern District of Ohio, Eon Labs Manufacturing in the US District Court for the Southern District of New York, IMPAX Laboratories in the US District Court for the Northern District of California and Excel Pharmaceuticals in both the US District Court for the District of New Jersey and the US District Court for the Eastern District of Virginia. The Watson case has been settled on terms involving a supply agreement referred to below.

Judges granted summary judgement of non-infringement in the Impax and Excel cases and the Group appealed each of those decisions to the CAFC. In January 2004 the CAFC ruled in favour of IMPAX and affirmed the district court ruling that IMPAX’s generic version did not infringe the Group’s patents. The FDA had earlier granted tentative approval for the IMPAX generic version. The CAFC has not yet ruled on the Group’s appeal of the summary judgement of non-infringement in the Excel case. Eon’s motion for summary judgement for non-infringement was denied. The district court trial in the Eon case was concluded in December 2003 but as of the date of this report the decision has not yet been announced.

In January 2004 the CAFC granted Eon’s motion to stay the preliminary injunction against launch of Eon’s 100 mg generic version that had been entered by the trial court at the conclusion of the trial. Under the terms of its supply agreement with GlaxoSmithKline, Watson Pharmaceuticals began shipping a second 100 mg generic version the same day that Eon began shipment of its generic version in January 2004.

Zofran
In August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddy’s Laboratories. Dr Reddy had certified invalidity of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expires in July 2005 and two method of use patents, the later of which expires in December 2006, in both instances taking into account an expected extension for paediatric exclusivity. The Reddy case is scheduled for trial in May 2004. In July 2003 the Group filed an action against Dr. Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003 the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr. Reddy disintegrating tablet case and the West-ward case have been consolidated with the earlier Dr. Reddy case scheduled for trial in May 2004.

In March 2002 the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial in the Teva case concluded in January 2004 but as of the date of this report no decision has been announced. In September 2003, November 2003 and January 2004 the Group filed actions against Teva in the same court for infringement of the Group’s patents related to the injectable and orally disintegrating tablet presentations of Zofran.

An earlier ondansetron case, involving orally disintegrating Zofran tablets, was commenced by the Group in January 2003 against Kali Laboratories in the US District Court for the District of New Jersey.

That case is still in the discovery phase. In June 2003 the Group commenced an action in the US District Court for the District of New Jersey against the Faulding Pharmaceutical Company alleging infringement of the two method of use patents for ondansetron. Faulding did not challenge the compound patent. That case, as of the date of this report, has been stayed pending decisions in the Teva, Reddy and Kali cases.

Lamictal
In August 2002 the Group commenced an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc., alleging infringement of the Group’s compound patent for lamotrigine, the active ingredient in Lamictal oral tablets. That patent expires in July 2008. The defendant has filed an ANDA with the FDA with a certification of invalidity of the Group’s patent. FDA approval of that ANDA is stayed until the earlier of January 2005 or resolution of the patent infringement litigation. No trial date has been set for the case.

Levitra
In October 2002 Pfizer Inc. filed an action against Bayer AG and GlaxoSmithKline in the US District Court for the District of Delaware, alleging that the manufacture and sale of Levitra (vardenafil) would infringe a patent newly issued to Pfizer and asking that Bayer and GlaxoSmithKline be permanently enjoined. In September 2003 the US Patent and Trademark Office initiated a re-examination of the Pfizer patent based on questions of patentability in light of prior art. The Pfizer action, including an additional suit filed in the same court following the launch of Levitra in the USA, is predicated on the validity of that patent and has been stayed pending the outcome of the re-examination.

Imitrex
In December 2003 the Group commenced an action in the US District Court for the Southern District of New York against Dr. Reddy’s Laboratories, alleging infringement of one of two primary compound patents for sumatriptan, the active ingredient in Imitrex. That patent expires in 2008. The defendant has filed an ANDA with the FDA with a certification of invalidity of that compound patent but did not certify invalidity or non-infringement of the second compound patent that expires in December 2006. The case is in its early stages.

Valtrex
In May 2003 the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification of invalidity of the Group’s compound patent and non-infringement of two other patents expiring in 2016 that are listed in the Orange Book. FDA approval of that ANDA is stayed until the earlier of October 2005 or resolution of the patent infringement litigation. Discovery is underway in the case.

Avandia
In August 2003 the Group filed an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc. for infringement of the Group’s patent relating to the maleate salt form of rosiglitazone, the active ingredient in Avandia, which expires in 2015. In September 2003 the Group filed a comparable action in the same court against Dr. Reddy’s Laboratories, alleging infringement of the same patent for the maleate salt form.

Back to Contents
116	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Both Dr Reddy’s Laboratories and Teva filed ANDAs with the FDA with certifications of invalidity of the Group’s maleate salt patent. FDA approval of those ANDAs is stayed until the earlier of November 2006 or resolution of the respective patent infringement actions. Teva subsequently filed an additional certification challenging the validity of the Group’s basic compound patent for rosiglitazone, and in January 2004 the Group commenced an action against Teva in the same court for infringement of that patent. The basic compound patent currently expires in 2008, although expiry is expected to be extended to 2011 after the US Patent and Trademark Office has granted patent term restoration.

Augmentin
In August 2002 the Group commenced proceedings against Geneva Pharmaceuticals, Biochemie GmbH and Biochemie SpA and their parent Novartis AG before the US International Trade Commission and in Colorado state court, alleging that the manufacture and sale in the USA of Geneva’s generic Augmentin product using a production strain stolen earlier from GlaxoSmithKline constitutes misappropriation of the Group’s trade secrets and unfair competition. Both proceedings sought to prevent the importation and sale in the USA of generic Augmentin containing clavulanate made using the stolen GlaxoSmithKline production strain; the Colorado action sought damages as well. An additional action was brought against Lek Pharmaceuticals, another Novartis affiliate, in October 2002 in North Carolina state court. In July 2003 the Group reached a settlement agreement with Novartis and its affiliate companies named in the Group’s complaints over both the ITC complaint and related state court actions. Under the terms of the agreement, the Group is to receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies from July 2002 through to June 2006. Similar state court actions were initiated against Teva Pharmaceuticals USA Inc. and Ranbaxy Pharmaceuticals Inc. in August 2002 in the Philadelphia County Court of Common Pleas, and are not affected by the Novartis settlement. In November 2003 the CAFC affirmed the decision of the US District Court for the Eastern District of Virginia holding the Group’s patents covering Augmentin invalid.

Ceftin
The Group filed an action for infringement of its patents for cefuroxime axetil, the active ingredient in the Group’s Ceftin anti-infective product, against Ranbaxy Pharmaceuticals in the US District Court for New Jersey. A preliminary injunction was granted in favour of the Group but the CAFC subsequently vacated that injunction and remanded the case to the District Court for a full trial on the merits. Thereafter Ranbaxy launched its generic version in March 2002. The trial was concluded in August 2003 but as of the date of this report no decision has been announced. Since the patent as to which the Group claims infringement expired in May 2003, the Group now seeks monetary damages based on Ranbaxy’s sales. The Group has filed a similar action against Apotex, a second distributor of generic pharmaceutical products, in the US District Court for the Northern District of Illinois. A preliminary injunction was granted in favour of the Group in June 2002. Apotex subsequently obtained FDA approval for their generic product. At trial the judge ruled that Apotex willfully infringed the Group’s patent and awarded attorney fees to GlaxoSmithKline.

UK and Europe

Seroxat
Following the expiration of the data exclusivity period in Europe, a marketing authorisation was issued to Synthon BV/Genthon in October 2000 by regulatory authorities in Denmark for paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of Seroxat/Paxil. Marketing authorisations have since been granted in a number of other European countries the majority of which are based on the original Danish approval under the Mutual Recognition process. Generic products containing paroxetine mesylate have been launched in Austria, Denmark, France, Germany, Ireland, Italy, the Netherlands and Sweden, although the product in Austria and Denmark has been withdrawn following the award of patent interim injunctions. The Group has initiated litigation challenging the approval by the Danish Medicines Agency on grounds that an authorisation should not have been granted under the abridged procedure as paroxetine mesylate is not essentially similar to Seroxat and questions from that case were referred to the European Court of Justice in February 2003.

Marketing authorisations have also been issued in eleven European countries for products containing paroxetine hydrochloride anhydrate, another variant of the Group’s product. Generic products containing the anhydrate are now on the market in Austria, Denmark, Finland, France, Germany, Italy, the Netherlands, Portugal, Spain, Sweden and the UK. GlaxoSmithKline believes that marketing of either a paroxetine hydrochloride anhydrate product or a paroxetine mesylate product by third parties in European countries infringes its patents and is litigating its position in actions in many European and other countries outside the USA. In June 2002 the European Patent Office Opposition Division rejected an opposition filed by Synthon against the Group’s European patent covering a crystal form of paroxetine mesylate that is used in Synthon’s product. That decision is under appeal.

In the UK, following a revocation action initiated by Synthon, the Court of Appeal upheld the validity of the corresponding UK patent. This decision overturned the first instance decision which had held that the patent was invalid. Synthon’s petition for leave to appeal to the House of Lords has been accepted. In February 2003 the Dutch court revoked the corresponding Dutch patent. That decision has been appealed.

In response to a challenge by BASF to the Group’s UK patent for paroxetine hydrochloride anhydrate in the UK High Court in July 2002 the Judge decided that the patent was partly valid and partly invalid. The claims held valid were asserted against Apotex, Neolab and Waymade Healthcare and an interim injunction preventing sale of their version of the product was granted in November 2002. In June 2003 the UK Court of Appeal upheld the first instance decision which held the process claims of the patent to be valid. The infringement action against Apotex continued under the same patent and the UK High Court ruled in December 2003 in favour of Apotex and held the patent not infringed and also invalid. GlaxoSmithKline has filed an appeal from that decision and a hearing has been scheduled for 22nd/23rd March 2004. In the interim Apotex launched their generic version of Seroxat in the UK in January 2004.

Seretide
In January 2003 Cipla and Neolab filed an action in the UK High Court, seeking revocation of one of the Group’s UK patents relating to the asthma treatment Seretide/Advair.

Back to Contents
Notes to the financial statements GlaxoSmithKline	117

30 Legal proceedings continued

This patent, set to expire in 2013, including supplementary protection certificate protection, relates to the combination of the active ingredients, salmeterol and fluticasone propionate, on which separate patents exist (which have not been challenged), providing patent protection in the UK until late 2005.

Subsequently Generics (U.K.), IVAX and Arrow Generics filed revocation actions with respect to the same patent. The trial for those revocation actions was completed in January 2004 and the judge’s decision is expected shortly. Several other UK Seretide patents, for example those relating to the Diskus device and the CFC-free MDI device which expire in 2011 and 2012 respectively, have not been challenged.

Product liability
Paxil
The Group has received both purported class action and individual lawsuits filed in state and federal courts in the USA alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring. In 2003 a federal judge in the US District Court for the Central District of California denied class action certifications for a nationwide class and a California statewide class as to cases filed in federal court in that district. Subsequently, on petition from plaintiffs’ counsel all federal court cases have been transferred to that District Court for consolidation in Multidistrict Litigation (MDL). Most of the remaining lawsuits are in their early stages although certain state court trials are scheduled to start in May 2004. There has been no determination as to whether any of the lawsuits pending in the MDL or in state courts will be permitted to proceed as class actions.

In the last decade there has been litigation against the manufacturers of Prozac and other selective serotonin reuptake inhibitor (SSRI) products such as Paxil for homicidal or suicidal behaviour exhibited by users of their products. The Group has received a number of such claims and lawsuits with respect to Paxil. None of these are or purport to be class actions.

Phenylpropanolamine
Following a report from the Yale Haemorrhagic Stroke Project that found a suggestion of an association between first use of phenylpropanolamine (‘PPA’) decongestant and haemorrhagic stroke, the Group and most other manufacturers voluntarily withdrew consumer healthcare products in which PPA was an active ingredient. Since the PPA product withdrawal the Group has been named as a defendant in numerous personal injury and class action lawsuits filed in state and federal courts alleging personal injury or increased risk of injury from use of products containing PPA and unfair and deceptive business practices. Plaintiffs seek remedies including compensatory and punitive damages and refunds. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Washington. The judge responsible for those proceedings has denied class certification and struck all class allegations in the federal personal injury and consumer refund class actions. A limited number of cases in which the Group or other manufacturers are defendants are now reaching trial in state courts. Class certification has been denied in California state court and a Pennsylvania state court putative class action has been dismissed, leaving no putative class actions pending against the Group in this litigation.

Baycol
In August 2001 Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolosis. GlaxoSmithKline had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the license holder and manufacturer of the product.

Following the withdrawal, Bayer and GlaxoSmithKline have been named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolosis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring. GlaxoSmithKline and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95 per cent of all settlements and compensatory damages judgements with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Minnesota. Numerous cases are scheduled for trial in state and federal courts during 2004. To date only one class action, in which GlaxoSmithKline was not named as a defendant, has been certified in Oklahoma. In September 2003 plaintiffs’ class action certification motion in the consolidated federal multi-district litigation was denied.

Fen-Phen
In 1997 the FDA became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination of phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products from the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group is a defendant in thousands of lawsuits in various state and federal district courts in the USA. Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring and refunds for purchases of drugs. In 1997 the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently confirmed by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually and tens of thousands of plaintiffs have elected to do so. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

Back to Contents
118	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Thimerosal
GlaxoSmithKline, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits and purported class actions in state and federal district courts in the USA and courts in Canada alleging that thimerosal, a preservative used in vaccines, causes neurodevelopmental disorders and other injuries. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. The lawsuits are in their early stages and there has been no determination as to whether any of the purported class actions will be permitted to proceed as class actions.

Lotronex
Following the voluntary withdrawal of Lotronex in the USA in November 2000 a number of lawsuits have been filed against the Group in state and federal district courts, including individual personal injury actions and purported class actions asserting product liability and consumer fraud claims. Plaintiffs seek remedies including compensatory, punitive and statutory damages. A substantial number of claims have been settled. Most of the remaining actions are in their early stages although tentative trial dates for some cases have been set for summer and fall 2004. To date a class has been certified in only one of the class actions. In that matter a West Virginia state court rejected plaintiffs’ request to certify a national refund class, but did certify a class of West Virginia consumers who suffered ‘only economic injury resulting from the individual purchase’ of Lotronex and noted that damages, if proven, would be limited to the cost of the medication.

Government investigations
Colorado US Attorney subpoena
In February 2004 GlaxoSmithKline received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to a number of its largest selling products for the period from January 1997 to present. The Group is co-operating with the investigation which is in its early stages.

Average wholesale price
GlaxoSmithKline has responded to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services, the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GlaxoSmithKline, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way certain drugs had been priced based on ‘average wholesale price’ (AWP) and the way the Medicare and Medicaid programmes reimburse for those drugs.

Subsequently, the states of Nevada, Montana, New York and Connecticut through their respective attorneys general and several counties in New York state have filed civil lawsuits in state and federal court against GlaxoSmithKline and several other drug companies. The actions claim – on behalf of the states as payers and on behalf of in-state patients as consumers – damages and restitution based on defendants’ AWP-based pricing for an undefined set of pharmaceutical products covered by the states’ Medicaid programmes. In addition, private payer class action lawsuits have been filed against GlaxoSmithKline in several federal district and state courts. All the federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Massachusetts.

All of the civil suits filed in state court by state attorneys general and class action plaintiffs were initially removed to federal court and then conditionally transferred to the federal court in Massachusetts. Three of the attorney general cases (New York, Nevada and Connecticut) and one of the private payer class action cases have since been remanded to their respective state courts, and other remand motions are pending. All the actions are in their early stages.

Cidra, Puerto Rico manufacturing site
In October 2003 the FDA began an investigation of the Group’s manufacturing facility in Cidra, Puerto Rico. The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. Subsequently, the FDA has issued two Forms 483 (‘observations’ of possible deficiencies in manufacturing practices) to the Group.

The FDA observations relate to certain aspects of production controls, process validation and laboratory investigations primarily in respect of activities that occurred between 2001 and 2003. The Group has responded to the observations contained in the Forms 483, but to date the FDA has not advised the Group as to whether any further action is indicated. The Group continues to work closely with the FDA to address any concerns and implement any changes required by the agency arising from the Forms 483 or the FDA investigation. The Group has received no indication that ongoing supply from the site will be affected.

Anti-trust
Paxil
In November 2000 the US Federal Trade Commission (‘FTC’) staff advised the Group that they were conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolizing or attempting to monopolize’ the market for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003 the FTC closed its investigation on the basis of its finding that no further action is warranted.

Following public reference to the FTC investigation regarding Paxil, purported class actions have been filed in the US District Court for the Eastern District of Pennsylvania on behalf of indirect purchasers, including consumers and third party payers, and direct purchasers. The plaintiffs claim that the Group has monopolized a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. Treble damages are sought for alleged overcharges flowing from the conduct. The cases are scheduled for trial in December 2004. Motions for certifications of classes of direct and indirect purchasers have not yet been decided. In patent infringement litigation with GlaxoSmithKline, several generic drug companies have filed anti-trust counterclaims based on the same allegations. In October 2003, anti-trust claims filed by Asahi Glass Co. were dismissed in US District Court for the Northern District of Illinois. Asahi has appealed the decision to the CAFC. GlaxoSmithKline’s motions to dismiss portions of counterclaims filed by Apotex and Sumika in US District Court for the Eastern District of Pennsylvania have not yet been decided.

Relafen
In August 2001 the US District Court for the District of Massachusetts ruled the Group’s patent for nabumetone (Relafen) invalid for anticipatory art and unenforceable on the grounds of inequitable conduct.

Back to Contents
Notes to the financial statementsGlaxoSmithKline	119

30 Legal proceedings continued

In August 2002 the CAFC issued a decision affirming the District Court’s judgement of invalidity but declining to rule on the judgement of inequitable conduct.

Following the District Court decision, antitrust claims alleging competitive injury and overcharges were filed by Teva and Eon Pharmaceuticals, generic manufacturers of nabumetone, by purported classes of direct and indirect purchasers and payers and by individual retail chains.

The plaintiffs’ claims are based on allegations of fraudulent procurement of a patent, wrongful listing of the patent in the FDA Orange Book and prosecution of sham patent infringement litigation. Those cases, which were originally filed in the US District Courts for the District of Massachusetts and the Eastern District of Pennsylvania, were all transferred to the District of Massachusetts. The Group has settled the cases filed by Teva, Eon and a group of major retail pharmacy chains. In January 2004 the Group reached a settlement with the class of direct purchasers pursuant to which the Group has agreed to pay $175 million. That settlement is subject to approval of the US District Court. Litigation continues with a class of indirect purchasers in the same court. That trial is set for June 2004.

Augmentin
In 2002, the US District Court for the Eastern District of Virginia found various patents covering Augmentin invalid. That holding was subsequently affirmed by the CAFC. Immediately following the adverse trial court decision, purported antitrust class actions were filed on behalf of consumers and third party payers in various federal courts, which have now all been transferred or consolidated in the US District Court for the Eastern District of Virginia. Plaintiffs allege that the Group knowingly obtained invalid patents and engaged in other anticompetitive conduct to prevent entry of generic products in violation of the monopolization section of the US antitrust laws. Plaintiffs seek declaratory and injunctive relief as well as treble damages for the alleged overcharges. There has been no determination as to whether the putative class actions will be permitted to proceed as class actions. Two new complaints were filed shortly after the CAFC decision. First is a complaint filed in December 2003 in the US District Court for the Eastern District of Virginia by Lek Pharmaceuticals, a wholly-owned subsidiary of Novartis, seeking lost profits, treble damages, injunctive relief and attorneys’ fees. The second is a purported class action filed in that same court on behalf of direct purchasers, primarily wholesalers.

Wellbutrin
Separately, the Group has prosecuted patent infringement suits against four companies that filed ANDAs seeking permission to sell generic bupropion (Wellbutrin SR/Zyban) in the USA. In three of those cases, summary judgement was entered against the Group. Following those adverse rulings in the patent litigation, eight purported class actions were initially filed on behalf of purchasers and third party payers in the US District Court for the Eastern District of Pennsylvania, alleging that the Group engaged in anticompetitive conduct, including prosecution of sham patent infringement litigation, to prevent entry of generic products, and seeking declaratory and injunctive relief, as well as treble damages for the alleged overcharges. Those cases were subsequently consolidated in a single action in that district court. All plaintiffs and the Group have entered into an agreement that plaintiffs will dismiss the consolidated case (without prejudice to refiling). The dismissal papers are pending with the court.

Commercial matters
Otsuka Pharmaceutical Co., Ltd. initiated arbitration proceedings in December 2001 concerning the Group’s unilateral withdrawal of grepafloxacin (Raxar/Vaxar) in October 1999 for safety reasons. Otsuka alleges that the product withdrawal and simultaneous public announcement constituted material breaches of the license and supply agreements.

The Group believes the underlying product withdrawal was consistent with the terms of the agreements and that valid defences exist to the claims. A UK arbitration panel concluded its hearing on liability in December 2003 but to date has not yet issued its determination. In the event that the panel finds in favour of Otsuka on liability a separate hearing would be held later in 2004 to determine damages.

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

GlaxoSmithKline has been advised that it may be a responsible party at approximately 27 sites, of which 14 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (‘Superfund’).

These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, GlaxoSmithKline is involved as an alleged generator of hazardous waste although there are a few sites where GlaxoSmithKline is involved as a current or former operator of the facility. Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of at the site by the generator. GlaxoSmithKline’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.

GlaxoSmithKline’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, GlaxoSmithKline routinely accrues amounts related to its share of liability for such matters.

Legal charges and provisions
Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions related to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and anti-trust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute. Information on provisions taken in 2003 and payments from provisions is set out in Note 23.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Tax matters
Pending tax matters are described in Note 12.

Back to Contents

120	GlaxoSmithKline Notes to the financial statements

31 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings and joint ventures are given below.

2003 Acquisitions	Book values £m	Fair value adjustments £m	Net assets acquired £m	Goodwill capitalised £ m	Cost of acquisition £m

Europharm	1	–	1	2	3

Europharm
During 2003, the Group completed the buyout of the minority interests in Europharm Holdings SA, a Group subsidiary located in Romania, for £3 million, giving rise to goodwill of a further £2 million, which has been capitalised.

Iterfi - Sterilyo
During 2003, a further payment of £9 million was made pursuant to the 2002 acquisition agreement based on the financial performance of the acquired company. This amount has been included as deferred compensation in 2002.

Disposals
SB Clinical Laboratories
An additional cash refund of £3 million was received during 2003 in respect of indemnified liabilities arising from the SB Clinical Laboratories disposal which occurred in 1999. This refund follows the successful outcome of a case in the US Court of Appeal.

	Iterfi-		SB Clinical
	Sterilyo	Europharm	Laboratories	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration paid	9	3	–	3	15

Net cash proceeds from disposals	–	–	3	–	3

2002	Book	Fair value	Net assets	Goodwill	Cost of
	values	adjustments	acquired	capitalised	acquisition
Acquisitions	£m	£m	£m	£m	£m

Iterfi – Sterilyo	(7)	4	(3)	21	18
Human Kft	10	–	10	1	11
Other	–	–	–	1	1

	3	4	7	23	30

Iterfi – Sterilyo
During 2002 the Group acquired Iterfi-Sterilyo Group for an initial cash consideration of £9 million. A further payment was paid during 2003, of £9 million, which was based on the financial performance of the acquired company during 2002. The net assets of Iterfi-Sterilyo have been incorporated in the financial statements at their provisional fair values. No adjustments were made to these values in 2003.

Human Kft
During 2002 the Group acquired the vaccine related assets of Human Kft, a manufacturing business located in Hungary, for a cash consideration of £11 million.

Disposals
SB Clinical Laboratories
A cash refund of £6 million was received during 2002 in respect of indemnified liabilities arising from the SB Clinical Laboratories disposal which occurred in 1999. The refund follows the successful outcome of a case in the US Court of Appeal.

	SB Clinical	Iterfi -	Human
	Laboratories	Sterilyo	Kft	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration paid	–	9	11	6	26

Net cash proceeds from disposals	6	–	–	–	6

Back to Contents

Notes to the financial statements GlaxoSmithKline	121

31 Acquisitions and disposals continued

2001	Book	Fair value	Net assets	Goodwill	Cost of
	values	adjustments	acquired	capitalised	acquisition
Acquisitions	£m	£m	£m	£m	£m

Block Drug	491	352	843	–	843
Shionogi joint venture	31	–	31	–	31
Other	13	(8)	5	13	18

	535	344	879	13	892

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

	Quest
	Diagnostics	Affymax	Tagamet	Block Drug	Shionogi	Other	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration paid	–	–	–	843	31	18	892
Cash acquired	–	–	–	(45)	–	–	(45)

Net cash payment on acquisitions	–	–	–	798	31	18	847

Net cash proceeds from disposals	124	(5)	71	–	–	–	190

Back to Contents

122	GlaxoSmithKline Notes to the financial statements

32 Financial instruments and related disclosures

Policies
Discussion of the Group’s objectives and policies for the management of financial instruments and associated risks is included under ‘Treasury Policies’ in the Operating and financial review and prospects on page 72.

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

The Group has liquid investments, representing funds surplus to immediate operating requirements, which are accounted for as current asset investments. For the purposes of US GAAP the investments are classified as available for sale. The proceeds from sale of investments classified as available for sale under US GAAP, in the year ended 31st December 2003 were £16,741 million. The proceeds include the roll-over of liquid funds on short-term deposit. Under US GAAP the gross gains and losses reflected in the consolidated profit and loss account in respect of investments classified as available for sale were £90 million and £1 million, respectively.

Foreign exchange risk management
The Group has entered into forward foreign exchange contracts in order to swap liquid assets and borrowings into the currencies required for Group purposes. At 31st December 2003 the Group had outstanding contracts to sell or purchase foreign currency having a total notional principal amount of £8,544 million (2002 – £8,322 million). The majority of contracts are for periods of 12 months or less.

At the end of 2003 the Group had a number of currency swaps in place in respect of medium-term debt instruments. Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets and exchange gains or losses are recorded in reserves.

Interest rate risk management
To manage the fixed/floating interest rate profile of debt, the Group had several interest rate swaps outstanding with commercial banks at 31st December 2003.

Concentrations of credit risk and credit exposures of financial instruments
The Group does not believe it is exposed to major concentrations of credit risk on its financial instruments. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations.

The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty.

Fair value of financial assets and liabilities
The table on page 123 presents the carrying amounts under UK GAAP and the fair values of the Group’s financial assets and liabilities at 31st December 2003 and 31st December 2002. Debtors and creditors due within one year have been excluded.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Equity investments – market value based on quoted market prices in the case of listed investments; market value by reference to quoted prices for similar companies or recent financing information in the case of material unlisted investments
•	Cash at bank – approximates to the carrying amount
•	Liquid investments – based on quoted market prices for similar companies or recent financing information in the case of marketable securities; approximates to the carrying amount in the case of time deposits because of their short maturity
•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments
•	Medium-term loans – market value based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans
•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date
•	Currency swaps – based on market valuations at the balance sheet date
•	Equity collar - fair value is determined based on an option pricing model
•	Interest rate instruments – based on market valuations at the balance sheet date
•	Debtors and creditors – approximates to the carrying amount
•	Provisions – approximates to the carrying amount
•	Auction rate preference stock - approximates to the carrying amount in the case of floating rate instruments
•	Flexible auction market preferred stock - based on market valuations at the balance sheet date.

Fair value of investments in own shares
The Group had at 31st December 2003 investments in own shares of £2,775 million (2002 – £2,826 million) with a fair value of £2,276 million (2002 – £2,161 million). The difference between the carrying amount and the fair value represents an unrealised loss of £499 million. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. These investments are excluded from financial instrument disclosure. The fair value is the market value based on quoted market price.

The shares represent purchases by Employee Share Ownership Trusts to satisfy future exercises of options and awards under employee incentive schemes. The purchases are matched against options at pre-determined exercise prices and the gain or loss to be recognised is measured against exercise price rather than market value.

Back to Contents

Notes to the financial statements GlaxoSmithKline	123

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

	2003		2002

	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Net debt
Liquid investments	2,493	2,509	1,256	1,264
Cash at bank	962	962	1,052	1,052

Current asset financial instruments	3,455	3,471	2,308	2,316

Sterling notes and bonds	(1,474)	(1,552)	(1,472)	(1,559)

	(1,474)	(1,552)	(1,472)	(1,559)

US dollar notes, bonds and private financing	(866)	(893)	(978)	(1,018)
Notes and bonds swapped into US dollars	(498)	(499)	(498)	(507)
Currency swaps	–	59	–	21
Interest rate swaps	–	4	–	7

	(1,364)	(1,329)	(1,476)	(1,497)

Notes and bonds swapped into Yen	(463)	(457)	(106)	(114)
Currency swaps	–	3	–	6

	(463)	(454)	(106)	(108)

Euro notes and bonds	(699)	(700)	–	–
Interest rate swap	–	(4)	–	–

	(699)	(704)	–	–

Other medium-term borrowings	(34)	(34)	(38)	(38)
Other short-term loans and overdrafts	(1,069)	(1,069)	(1,551)	(1,551)

Total borrowings	(5,103)	(5,142)	(4,643)	(4,753)

Interest rate swaps	–	(6)	–	(1)

Total net debt	(1,648)	(1,677)	(2,335)	(2,438)

Fixed asset equity investments	98	100	125	129
Current asset equity investments	164	237	161	232
Other debtors due after 1 year	522	522	308	308
Other creditors due after 1 year	(232)	(232)	(206)	(206)
Provisions	(245)	(245)	(224)	(224)
Other foreign exchange derivatives	52	71	133	133
Equity collar	–	36	–	78

Auction rate preference stock	(224)	(224)	(248)	(248)
Flexible auction market preferred stock	(279)	(279)	(311)	(316)

Total non-equity minority interests	(503)	(503)	(559)	(564)

Total financial assets and liabilities	(1,792)	(1,691)	(2,597)	(2,552)

Total financial assets	4,291	4,437	3,035	3,196
Total financial liabilities	(6,083)	(6,128)	(5,632)	(5,748)

Where appropriate currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

The difference between the carrying amount and the fair value of equity (fixed and current assets) and liquid investments represents gross unrealised gains of £75 million and £16 million, respectively.

Back to Contents

124	GlaxoSmithKline Notes to the financial statements

32 Financial instruments and related disclosures continued

Currency and interest rate risk profile of financial liabilities
Financial liabilities, after taking account of currency and interest rate swaps, are analysed below.

Total financial liabilities comprise total borrowings of £5,103 million (2002 – £4,643 million), other creditors due after one year of £232 million (2002 – £206 million), provisions of £245 million (2002 – £224 million) and non-equity minority interest preference shares of £503 million (2002 – £559 million). Creditors due within one year have been excluded.

The benchmark rate for determining interest payments for all floating rate financial liabilities in the tables below is LIBOR.

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2003 Currency	£m	Weighted average interest rate %	Weighted average years for which rate is fixed	£m	£m	Weighted average years to maturity	Total £m

US dollars	279	6.1	2.1	2,514	311	10.5	3,104
Sterling	1,478	6.4	20.4	14	100	4.1	1,592
Euro	3	–	–	750	34	5.6	787
Japanese Yen	463	0.5	4.3	52	–	–	515
Other currencies	14	–	–	39	32	4.8	85

	2,237	5.1	14.7	3,369	477	8.4	6,083

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2002 Currency	£m	Weighted average interest rate %	Weighted average years for which rate is fixed	£m	£m	Weighted average years to maturity	Total £m

US dollars	471	2.6	0.7	2,974	325	7.8	3,770
Sterling	1,472	6.4	21.5	4	64	1.6	1,540
Euro	–	–	–	64	13	1.3	77
Japanese Yen	144	0.7	1.2	–	–	–	144
Other currencies	–	–	–	73	28	3.6	101

	2,087	4.2	9.8	3,115	430	6.4	5,632

Currency and interest rate risk profile of financial assets
Total financial assets comprise fixed asset equity investments of £98 million (2002 – £125 million), current asset equity investments of £164 million (2002 – £161 million), liquid investments of £2,493 million (2002 – £1,256 million), cash at bank of £962 million (2002 – £1,052 million), and debtors due after one year of £522 million (2002 – £308 million) but exclude foreign exchange derivatives of £52 million (2002 – £133 million).

The benchmark rate for determining interest receipts for all floating rate assets in the table below is LIBOR.

At 31st December 2003 Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m

US dollars	300	1,248	479	2,027
Sterling	20	1,209	60	1,289
Euro	1	328	77	406
Japanese Yen	–	1	33	34
Other currencies	103	293	87	483

	424	3,079	736	4,239

At 31st December 2002 Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m

US dollars	365	1,275	290	1,930
Sterling	20	123	28	171
Euro	41	299	22	362
Japanese Yen	7	2	24	33
Other currencies	23	323	60	406

	456	2,022	424	2,902

Back to Contents

Notes to the financial statements GlaxoSmithKline	125

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

At 31st December 2003 Net monetary assets/(liabilities) held in non-functional currency	Functional currency of Group operation

	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	Total £m

Sterling	–	157	(30)	–	242	369
US dollars	41	–	12	–	45	98
Euro	(55)	111	–	–	6	62
Japanese Yen	7	(1)	–	–	–	6
Other	(145)	(55)	(12)	–	–	(212)

	(152)	212	(30)	–	293	323

At 31st December 2002 Net monetary assets/(liabilities) held in non-functional currency	Functional currency of Group operation

	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	Total £m

Sterling	–	(144)	(14)	18	(48)	(188)
US dollars	(708)	–	54	(1)	(63)	(718)
Euro	184	(6)	–	–	(11)	167
Japanese Yen	10	–	2	–	–	12
Other	(354)	(10)	1	(1)	–	(364)

	(868)	(160)	43	16	(122)	(1,091)

Maturity of financial liabilities	Debt £m	Finance leases £m	Non-equity minority interests £m	Other £m	Total 2003 £m	Total 2002 £m

Within one year or on demand	1,451	1	503	77	2,032	2,201
Between one and two years	560	2	–	68	630	514
Between two and five years	1,478	4	–	115	1,597	996
After five years	1,601	6	–	217	1,824	1,921

	5,090	13	503	477	6,083	5,632

Hedges				2003

				Gains £m	Losses £m	Net £m

Unrecognised gains and losses at the beginning of the year				112	(1)	111
Unrecognised gains and losses arising in the year				59	(59)	–

Total unrecognised gains and losses at the end of the year				171	(60)	111

Expected to be recognised within one year				27	–	27
Expected to be recognised after one year				144	(60)	84

Total unrecognised gains and losses at the end of the year				171	(60)	111

The unrecognised gains and losses above represent the difference between the carrying amount and the fair value of the currency swaps, interest rate swaps, equity collar and other foreign exchange derivatives.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of £784 million (2002 – £872 million) of 364 days duration renewable annually. At 31st December 2003, undrawn committed facilities totalled £784 million (2003 – US$1,404 million, 2002 – US$1,404 million).

Back to Contents

126	GlaxoSmithKline Notes to the financial statements

33 Employee costs

	2003	2002	2001
	£m	£m	£m

Wages and salaries	3,999	3,876	3,664
Social security costs	444	385	344
Pension and other post-retirement costs	386	257	228
Cost of share-based incentive plans	(36)	135	147
Severance costs arising from integration and restructuring activities	222	228	245
Pension and other post-retirement costs arising from integration and restructuring activities	43	59	58

	5,058	4,940	4,686

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The £36 million credit in relation to share-based incentive plans includes the benefit of the introduction of discounting to the provision established for the cost of the programme to encourage employees to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options (see page 109).

Information on Directors’ remuneration is given in the Remuneration Report on pages 43 to 58.

	2003	2002	2001
The average number of persons employed by the Group (including Directors) during the year	Number	Number	Number

Manufacturing	34,265	36,548	37,154
Selling, general and administration	54,128	54,810	55,655
Research and development	14,773	14,808	15,090

	103,166	106,166	107,899

The average number of Group employees excludes temporary and contract staff.

The numbers of Group employees at the end of each financial year are given in the Financial record (page 158).

	2003	2002	2001
Pension and other post-retirement costs	£m	£m	£m

UK pension schemes	113	18	16
US pension schemes	75	86	70
Other overseas pensions schemes	74	52	57
Unfunded post-retirement healthcare schemes	100	61	57
Post-employment costs	24	40	28

	386	257	228

Analysed as:
Funded defined benefit/hybrid schemes	213	92	107
Unfunded defined benefit schemes	24	34	13
Defined contribution schemes	25	30	23
Unfunded post-retirement healthcare schemes	100	61	57
Post-employment costs	24	40	28

	386	257	228

Pension and other post-retirement costs arising from integration and restructuring	43	59	58

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

In the majority of cases the contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years. The assets of funded schemes are generally held in separately administered trusts or are insured. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment.

Back to Contents

Notes to the financial statements GlaxoSmithKline	127

33 Employee costs continued

Pension costs for accounting purposes have been assessed in accordance with independent actuarial advice, generally using the projected unit method and by spreading surpluses or deficits over the average expected remaining service lives of the respective memberships. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within provisions for pensions and other post-retirement benefits. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

The market value of the assets of the Group’s funded defined benefit pension funds at the dates of the latest actuarial valuations, some of which date back to 2000, was £4.5 billion and the actuarial value of assets was sufficient to cover approximately 82 per cent of the benefits that had accrued to members after allowing for future salary and pension increases. The UK defined benefit pension schemes account for approximately 65 per cent of the Group’s plans in asset valuation and projected benefit terms and the US defined benefit pension schemes account for approximately 25 per cent of the Group’s plans in asset valuation and projected benefit terms.

During 2003, the Group made special funding contributions to the UK and US pension schemes totalling £368 million. The Group has agreed with the trustees of certain of the pension schemes to make additional contributions dependent on the funding status of those schemes. Pension costs are expected to be approximately the same in 2004 as in 2003.

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

	2003	2002
	% pa	% pa

Rate of increase of future earnings	3.75	4.00
Discount rate	7.75	8.00
Expected long-term rate of return on investments	7.75	8.00
Expected pension increases	2.25	2.50
UK equity dividend growth	n/a	5.00

The regular cost for the Glaxo Wellcome pension arrangements in 2003 was £60 million, which reduced to an accounting cost of £54 million, after allowance was made for spreading the surplus disclosed as a level percentage of salary over the expected future working lifetime of the existing members (some 11 years). The most recent triennial actuarial valuations for funding purposes were carried out as at 31st December 2002. At that date the assets of the schemes represented 92 per cent of the actuarial value of all benefits accrued to members after allowing for future salary and pension increases. The total market value of the assets held by the schemes at 31st December 2002 was £2,093 million.

The regular cost for the SmithKline Beecham schemes in 2003 was £15 million, which increased to an accounting cost of £59 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme (some 11 years). The latest valuation was carried out at 31st December 2002 and at that date the scheme assets represented 56 per cent of the actuarial value of the accrued service liabilities based on the 2003 assumptions. The total market value of assets held by the scheme at 31st December 2002 was £856 million.

USA
In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit and hybrid schemes were merged during 2001. The relevant assumptions used in calculating the pension costs for accounting purposes are as follows:

	2003	2002
	% pa	% pa

Rate of increase of future earnings	5.50	5.50
Discount rate	8.50	9.50
Expected long-term rate of return on investments	8.50	9.50
Cash balance credit/conversion rate	5.75	6.50
US equity dividend growth	n/a	7.75

The regular cost for the main US scheme in 2003 was £58 million, which increased to an accounting cost of £78 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the schemes. The latest valuation was carried out at 1st January 2003 and at that date the actuarial value of scheme assets represented 94 per cent of the actuarial value of the accrued service liabilities. The total market value of assets held by the scheme at 1st January 2003 was £1,362 million.

Post-retirement healthcare
The Group operates a number of post-retirement healthcare schemes, the principal one of which is in the USA. The cost of the US scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 11 per cent reducing by one per cent per year to five per cent. The total provision for post-retirement benefits at 31st December 2003 amounted to £569 million (2002 – £577 million).

Back to Contents

128	GlaxoSmithKline Notes to the financial statements

33 Employee costs continued

FRS 17 disclosures

The Group continues to account for pension arrangements in accordance with SSAP 24 ‘Accounting for Pension Costs’. Under the transitional provisions of FRS 17 ‘Retirement Benefits’ certain disclosures are required on the basis of the valuation methodology adopted by FRS 17. For defined benefit schemes the fair values of pension scheme assets at 31st December 2003 are compared with the future pension liabilities calculated under the projected unit method applying the following assumptions:

TD>

TD>

			UK			USA			Rest of World

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.00	3.75	4.00	5.50	5.50	5.50	3.00	3.00	3.50
Discount rate	5.25	5.75	6.00	6.25	6.75	7.25	4.75	4.75	4.75
Expected pension increases	2.50	2.25	2.50	n/a	n/a	n/a	2.00	1.50	1.00
Cash balance credit/conversion rate	n/a	n/a	n/a	5.25	5.75	6.25	1.50	n/a	n/a
Inflation rate	2.50	2.25	2.50	2.50	2.25	3.50	1.50	1.50	1.50

The expected long-term rates of return on the assets determined based on actuarial advice and the fair values of the assets and liabilities of the UK and US defined benefit schemes, together with aggregated data for other defined benefit schemes in the Group are as follows:

		UK		USA		Rest of World	Group

					Average
At 31st December 2003	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	2,927	8.50	1,201	7.75	174	4,302
Property	–	–	6.50	52	6.50	6	58
Bonds	4.50	574	5.75	314	4.00	226	1,114
Other assets	4.00	185	1.00	26	2.00	18	229

Fair value of assets		3,686		1,593		424	5,703
Present value of scheme liabilities		(5,181)		(1,743)		(674)	(7,598)

		(1,495)		(150)		(250)	(1,895)

Value of schemes in surplus						7	7
Deferred tax liability						(2)	(2)

						5	5

Value of schemes in deficit		(1,495)		(150)		(257)	(1,902)
Deferred tax asset		449		53		95	597

		(1,046)		(97)		(162)	(1,305)

Group total							(1,300)

Other assets in the UK schemes include the special cash contribution paid in December 2003. This will be invested in equities and bonds in 2004.

		UK		USA		Rest of World	Group

					Average
At 31st December 2002	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	2,523	9.25	804	6.75	172	3,499
Property	–	–	7.00	53	7.00	5	58
Bonds	4.50	299	6.25	265	4.50	145	709
Other assets	4.00	137	1.50	240	1.75	9	386

Fair value of assets		2,959		1,362		331	4,652
Present value of scheme liabilities		(4,153)		(1,782)		(578)	(6,513)

		(1,194)		(420)		(247)	(1,861)

Value of schemes in surplus						11	11
Deferred tax liability						(3)	(3)

						8	8

Value of schemes in deficit		(1,194)		(420)		(258)	(1,872)
Deferred tax asset		358		147		97	602

		(836)		(273)		(161)	(1,270)

Group total							(1,262)

Back to Contents
Notes to the financial statements GlaxoSmithKline	129

33 Employee costs continued
	UK		USA		Rest of World		Group

					Average
At 31st December 2001	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.50	3,234	9.50	1,220	7.25	193	4,647
Property	–	–	8.00	54	7.50	3	57
Bonds	5.00	411	7.00	250	5.00	107	768
Other assets	4.50	70	5.00	12	3.25	10	92

Fair value of assets		3,715		1,536		313	5,564
Present value of scheme liabilities		(3,970)		(1,781)		(527)	(6,278)

		(255)		(245)		(214)	(714)

Value of schemes in surplus		42				24	66
Deferred tax liability		(13)				(7)	(20)

		29				17	46

Value of schemes in deficit		(297)		(245)		(238)	(780)
Deferred tax asset		89		93		95	277

		(208)		(152)		(143)	(503)

Group total							(457)

The UK defined benefit schemes also have defined contribution sections with account balances totalling £327 million at 31st December 2003 (2002 – £281 million, 2001 – £263 million). The defined benefit sections of the UK schemes have been closed to new members and, under the projected unit method of valuing the pension scheme liabilities, the current service cost will increase as a percentage of payroll as the members of the schemes approach retirement. The deficits under FRS 17 reflect the different basis for valuing liabilities compared with SSAP 24.

The liability under FRS 17 for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 10 per cent, reducing by one per cent per year to five per cent. On this basis the liability for the US scheme has been assessed at £908 million (2002 – £766 million; 2001 – £787 million), which reduced to £590 million (2002 – £475 million; 2001 – £488 million) after taking account of deferred tax.

If the defined benefit pension and post-retirement benefit schemes had been accounted for under FRS 17, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the two years ended 31st December 2003.

					Post-retirement
	Pensions				benefits

2003	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(108)	(67)	(44)	(219)	(29)
Past service cost	–	7	16	23	3
Curtailments/settlements	(78)	(15)	–	(93)	–

	(186)	(75)	(28)	(289)	(26)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	231	111	17	359
Interest on scheme liabilities	(246)	(119)	(25)	(390)	(64)

	(15)	(8)	(8)	(31)	(64)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	368	230	10	608
Experience (losses)/gains arising on scheme liabilities	(193)	5	(28)	(216)	(123)
Changes in assumptions relating to present
value of scheme liabilities	(616)	(61)	(32)	(709)	(67)

	(441)	174	(50)	(317)	(190)

Back to Contents
130	GlaxoSmithKline Notes to the financial statements

33 Employee costs continued

					Post-retirement
	Pensions				benefits

2002	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(118)	(74)	(32)	(224)	(24)
Past service cost	(28)	(34)	–	(62)	–
Curtailments/settlements	–	–	(1)	(1)	–

	(146)	(108)	(33)	(287)	(24)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	293	129	14	436
Interest on scheme liabilities	(235)	(129)	(22)	(386)	(53)

	58	–	(8)	50	(53)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	(1,024)	(293)	(56)	(1,373)
Experience gains/(losses) arising on scheme liabilities	34	(3)	2	33	95
Changes in assumptions relating to present
value of scheme liabilities	(15)	(57)	10	(62)	(124)

	(1,005)	(353)	(44)	(1,402)	(29)

					Post-retirement
	Pensions				benefits

Movements in deficits	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Deficits in schemes at 1st January 2002	(255)	(245)	(214)	(714)	(854)
Exchange adjustments	–	37	(9)	28	85
Charged to operating profit	(146)	(108)	(33)	(287)	(24)
Employer contributions	154	249	61	464	41
Other finance income/(expense)	58	–	(8)	50	(53)
Actuarial losses recognised in statement of total
recognised gains and losses	(1,005)	(353)	(44)	(1,402)	(29)

Deficits in schemes at 31st December 2002	(1,194)	(420)	(247)	(1,861)	(834)

Exchange adjustments	–	20	(15)	5	96
Charged to operating profit	(186)	(75)	(28)	(289)	(26)
Employer contributions	341	159	98	598	41
Other finance income/(expense)	(15)	(8)	(8)	(31)	(64)
Actuarial (losses)/gains recognised in statement of total
recognised gains and losses	(441)	174	(50)	(317)	(190)

Deficits in schemes at 31st December 2003	(1,495)	(150)	(250)	(1,895)	(977)

Back to Contents
Notes to the financial statements GlaxoSmithKline	131

33 Employee costs continued

					Post-retirement
	Pensions				benefits

History of experience gains and losses	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2003
Difference between the expected and actual
return on scheme assets (£m)	368	230	10	608
Percentage of scheme assets at 31st December 2003	10%	14%	2%	11%

Experience (losses)/gains of scheme liabilities (£m)	(193)	5	(28)	(216)	(123)
Percentage of present value of scheme liabilities
at 31st December 2003	4%	–	4%	3%	13%

Total amount recognised in statement of total
recognised gains and losses (£m)	(441)	174	(50)	(317)	(190)
Percentage of present value of scheme
liabilities at 31st December 2003	9%	10%	7%	4%	19%

2002
Difference between the expected and actual
return on scheme assets (£m)	(1,024)	(293)	(56)	(1,373)
Percentage of scheme assets at 31st December 2002	35%	22%	17%	30%

Experience gains/(losses) of scheme liabilities (£m)	34	(3)	2	33	95
Percentage of present value of scheme liabilities
at 31st December 2002	1%	–	–	1%	11%

Total amount recognised in statement of total
recognised gains and losses (£m)	(1,005)	(353)	(44)	(1,402)	(29)
Percentage of present value of scheme
liabilities at 31st December 2002	24%	20%	8%	22%	3%

If the FRS 17 valuation basis had been applied in the financial statements instead of the SSAP 24 valuation basis, the effect on the profit and loss account reserve after taking account of deferred tax would have been as follows:

	2003		2002

	£m	£m	£m	£m

Profit and loss account reserve per balance sheet		4,044		2,946
Pension liability under FRS 17	(1,300)		(1,262)
Pension asset/(liability) under SSAP 24 per balance sheet	152		(39)

		(1,452)		(1,223)
Post-retirement healthcare schemes under FRS 17	(638)		(545)
Post-retirement healthcare schemes provision per balance sheet	(372)		(378)

		(266)		(167)

Profit and loss account reserve including FRS 17 pension and post-retirement healthcare liability		2,326		1,556

Back to Contents

132	GlaxoSmithKline Notes to the financial statements

34	Employee share schemes

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

Options under the share option schemes are normally granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20 per cent below the market price ruling at the date of grant. In accordance with the exemption granted in UITF 17 (Revised) no charge to the profit and loss account is made in relation to these savings-related share option schemes.

Options outstanding		Share option		Share option		Savings-related
	schemes – shares		schemes – ADSs		share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2000	137,595	£13.68	37,962	$44.10	8,276	£12.34
Options granted	67,763	£17.98	42,034	$51.82	4,443	£14.12
Options exercised	(21,332)	£10.36	(4,705)	$13.06	(3,075)	£8.48
Options cancelled	(4,090)	£14.68	(1,466)	$52.40	(1,444)	£15.90

At 31st December 2001	179,936	£15.67	73,825	$50.31	8,200	£14.13
Options granted	33,454	£11.91	22,991	$37.57	9,793	£9.16
Options exercised	(8,857)	£10.55	(1,504)	$21.75	(398)	£14.04
Options cancelled	(7,061)	£17.53	(4,435)	$54.69	(4,607)	£14.41

At 31st December 2002	197,472	£15.20	90,877	$47.34	12,988	£10.29
Options granted	32,750	£12.84	23,630	$43.34	1,416	£10.20
Options exercised	(4,728)	£4.75	(1,828)	$22.22	(112)	£10.23
Options cancelled	(19,789)	£7.45	(6,150)	$32.73	(3,709)	£12.23

At 31st December 2003	205,705	£14.89	106,529	$46.58	10,583	£9.59

Range of exercise prices	£3.61	– £19.77	$12.87	– $61.35	£9.16	– £16.48

In order to encourage employees to convert options, excluding savings-related share options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, into those over GlaxoSmithKline shares or ADSs, a programme was established to give an additional cash benefit of ten per cent of the exercise price of the original option provided that the employee does not voluntarily leave the Group for two years from the date of the merger and does not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger. The cash benefit will also be paid if the options expire unexercised if the market price is below the exercise price on the date of expiry.

Back to Contents

Notes to the financial statements GlaxoSmithKline	133

34	Employee share schemes continued

Options outstanding at 31st December 2003		Share option schemes – shares			Share option schemes – ADSs			Savings-related share option schemes

		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	exercise	exercise
Year of grant	(000)	price	date	(000)	price	date	(000)	price	date

1994	3,113	£5.06	22.11.04	754	$14.53	22.11.04	–	–	–
1995	4,518	£7.14	15.11.05	781	$21.70	15.11.05	–	–	–
1996	5,015	£8.41	01.12.06	1,188	$27.58	21.11.06	–	–	–
1997	9,133	£11.64	13.11.07	4,439	$40.31	13.11.07	–	–	–
1998	18,170	£16.94	23.11.08	6,549	$54.25	23.11.08	–	–	–
1999	19,054	£18.18	01.12.09	8,164	$60.13	24.11.09	–	–	–
2000	20,690	£14.95	11.09.10	489	$58.23	09.08.10	192	£16.48	31.05.04
2001	61,150	£18.10	28.11.11	38,600	$51.83	28.11.11	343	£14.12	31.05.05
2002	32,696	£11.90	03.12.12	22,096	$37.54	03.12.12	8,635	£9.16	31.05.06
2003	32,166	£12.66	15.12.13	23,469	$43.37	15.12.13	1,413	£10.20	31.05.07

Total	205,705	£14.89		106,529	$46.58		10,583	£9.59

All of the above options are exercisable, except all options over shares and ADSs granted in 2001, 2002 and 2003 and the savings-related share options granted in 2001, 2002 and 2003.

There has been no change in the effective exercise price of any outstanding options during the year. No further options were granted between 31st December 2003 and 27th February 2004.

Options exercisable	Share option schemes – shares		Share option schemes – ADSs		Savings-related share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2001	85,601	£14.10	32,373	$48.36	289	£14.29

At 31st December 2002	72,611	£14.33	27,129	$48.89	2,227	£13.27

At 31st December 2003	79,693	£14.56	22,364	$49.82	192	£16.48

GlaxoSmithKline share award schemes
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50 per cent of the award. The first part of the condition compares GlaxoSmithKline’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. The second part of the performance condition compares GlaxoSmithKline’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period.

Number of shares and ADSs issuable	Shares	ADSs

	Number (000)	Number (000)

At 31st December 2000	3,491	1,386
Awards granted	1,778	1,042
Awards exercised	(2,016)	(598)
Awards cancelled	(72)	(70)

At 31st December 2001	3,181	1,760
Awards granted	863	477
Awards exercised	(728)	(197)
Awards cancelled	(152)	(97)

At 31st December 2002	3,164	1,943
Awards granted	1,070	832
Awards exercised	(625)	(189)
Awards cancelled	(109)	(107)

At 31st December 2003	3,500	2,479

Back to Contents

134	GlaxoSmithKline Notes to the financial statements

34	Employee share schemes continued

Employee Share Ownership Trusts
The Group sponsors Employee Share Ownership Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the Employee Share Ownership Trusts purchase shares on the open market with finance provided by the Group by way of loans or contributions. The expected cost of the obligations to deliver shares under the schemes are normally spread over the periods of service in respect of which the awards and options are granted. An accelerated charge was made in 2000 in respect of the outstanding cost of providing shares for awards and options which became exercisable solely as a result of the merger.

Shares held for share award schemes	2003	2002

Number of shares (000)	7,748	7,055

	£m	£m

Nominal value	2	2
Cost less provision	92	75
Market value	99	84

Shares held for share option schemes	2003	2002

Number of shares (000)	170,066	174,256

	£m	£m

Nominal value	43	44
Cost less provision	2,683	2,751
Market value	2,177	2,077

The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the Employee Share Ownership Trusts.

Option pricing
For the purposes of valuing options to arrive at the stock-based compensation adjustment in the Reconciliation to US accounting principles in Note 36, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2003 and 2002 are as follows:

	2003	2002

Risk-free interest rate	4.2% – 4.9%	4.2% – 5.4%
Dividend yield	2.9%	1.9%
Volatility	34%	33%
Expected lives of options granted under:
Share option schemes	5 years	5 years
Savings related share option schemes	3 years	3 years

35	Related party transactions

GlaxoSmithKline held a 21 per cent interest in Quest Diagnostics Inc. throughout 2003. The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide.

In 2003, both the Group and Shionogi & Co., Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2003, GlaxoSmithKline provided services to the joint venture of £1 million (2002 – £7 million). At 31st December 2003 the balance due to GlaxoSmithKline from the joint venture was £3 million (2002 – £8 million).

Dr Barzach, a Non-Executive Director of GlaxoSmithKline plc, received fees of 72,268 (2002 – 66,369) from a subsidiary of the company for healthcare consultancy provided. These are included within ’Annual remuneration’ in the Remuneration Report.

Dr Shapiro, a Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2002 – $85,000) of which $30,000 (2002 – $30,000) was in the form of ADSs, from a subsidiary of the company, for the membership of the Scientific Advisory Board. These are included within ‘Annual remuneration’ in the Remuneration Report.

Back to Contents
Notes to the financial statements GlaxoSmithKline	135

36 Reconciliation to US accounting principles

The analyses and reconciliations presented in this Note represent the financial information prepared on the basis of US Generally Accepted Accounting Principles (US GAAP) rather than UK GAAP.

Summary of material differences between UK and US GAAP
Acquisition of SmithKline Beecham
The combination of Glaxo Wellcome plc and SmithKline Beecham plc was accounted for as a merger (pooling of interests) in accordance with UK GAAP. Under US GAAP, this business combination did not qualify for pooling of interests accounting and Glaxo Wellcome was determined to be the accounting acquirer in a purchase business combination.

Accordingly the net assets of SmithKline Beecham were fair valued as at the date of acquisition. As a result of the fair value exercise, increases in the values of SmithKline Beecham’s inventory, tangible fixed assets, investments and pension obligations were recognised and fair market values attributed to its intangible assets, mainly product rights (inclusive of patents and trade marks), assembled workforce and in-process research and development, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of SmithKline Beecham has been recorded as goodwill.

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

Under US GAAP, goodwill arising on acquisitions prior to 30 June 2001 was capitalised and amortised over a period not exceeding 40 years. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 142 ‘Goodwill and Other Intangible Assets’. SFAS 142 requires that goodwill no longer be amortised over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit.

Additionally, the Group reassesses the useful lives of existing recognised intangible assets. Intangible assets deemed to have indefinite lives are no longer amortised, instead they are tested annually for potential impairment. Separable intangible assets with finite lives continue to be amortised over their useful lives.

The Group adopted SFAS 142 as of 1st January 2002. The implementation of SFAS 142 resulted in no impairment of the Group’s goodwill and an initial impairment of £173 million (£127 million net of tax) on indefinite-lived assets. This is shown as a cumulative effect of an accounting change.

Under UK GAAP, costs to be incurred in integrating and restructuring the Wellcome, SmithKline Beecham and Block Drug businesses following the acquisitions in 1995, 2000 and 2001 respectively were charged to the profit and loss account post acquisition. Under US GAAP, certain of such costs were considered in the allocation of purchase consideration thereby affecting the goodwill arising on acquisition.

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

Restructuring costs
Under UK GAAP, restructuring costs incurred following acquisitions were charged to the profit and loss account post acquisition. For US GAAP purposes, certain of these costs were recognised as liabilities upon acquisition in the opening balance sheet.

Other restructuring costs are recorded as a provision under UK GAAP when a restructuring plan has been announced. Under US GAAP subsequent to 31st December 2002, a provision may only be recognised when further criteria are met or the liability incurred. Accordingly, adjustments have been made to eliminate the UK GAAP provisions for restructuring costs that do not meet US GAAP requirements.

Marketable securities
Marketable securities consist primarily of equity securities and certain other liquid investments. Under UK GAAP these securities are stated at the lower of cost and net realisable value. Under US GAAP these securities are considered available for sale under SFAS 115 ‘Accounting for certain investments in debt and equity securities’ and are carried at fair value, with the unrealised gains and losses, net of tax, recorded as a separate component of shareholders’ equity.

Equity securities are reviewed at least annually for other than temporary impairment. The factors considered are:

•	the investee’s current financial performance and future prospects
•	the general market condition of the geographic or industry area in which the investee operates
•	the duration and extent to which the market value (if available) has been below cost.

Gross unrealised gains and losses on marketable securities were £68 million and £5 million respectively at 31st December 2003.

Back to Contents
136	GlaxoSmithKline Notes to the financial statements

36 Reconciliation to US accounting principles continued

Pensions and other post-retirement benefits
The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor
•

UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the Financial statements or up to three months prior to that date
•

the pension adjustment also includes the impact of changes in minimum pension liabilities included within accumulated other comprehensive income.
•

During 2002, the Group decided to align the measurement date for all of its pension and post-retirement benefit plans to 31st December as certain of the Group’s plans had a measurement date for assets and liabilities of 30th September.

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

Employee Share Ownership Trusts (ESOT)
Under UK GAAP shares of the Group’s stock held by the ESOTs are recorded at cost, less a provision representing the difference between the cost and the option exercise price, and accounted for as fixed asset investments. Projected losses on the exercise of the options covered by the shares are recorded through the profit and loss account over the life of the options. Under US GAAP shares of the Group’s stock purchased by the ESOTs are accounted for within shareholders’ equity at cost. Gains or losses arising on subsequent issuance of the shares to employees to satisfy share options are recorded as adjustments to shareholders’ equity.

Guarantor obligations
The Group adopted the FASB’s Financial Interpretation No. 45 (FIN 45) ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ with effect from 1st January 2003.

This requires that the Group recognises and measures, at fair value, on a prospective basis, certain guarantees issued or modified after 31st December 2002. Under UK GAAP such guarantor obligations are recognised when further additional criteria are met or the liability is incurred.

Derivative instruments
SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Group with effect from 1st January 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. Under UK GAAP, some derivative instruments used for hedging are not recognised on the balance sheet and the matching principle is used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they relate. SFAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in fair value over the period are recorded in current earnings unless hedge accounting is obtained. The Group does not designate any of its derivatives as qualifying hedge instruments under SFAS 133. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

The Group also evaluates contracts for ‘embedded’ derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives.

Gains and losses related to the fair value adjustments of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the nature of the derivative.

The fair value and book value of derivative instruments in respect of financial assets and liabilities as at 31st December 2003 is disclosed in the ‘Classification and fair value of financial assets and liabilities’ table in Note 32.

Valuation of derivative instruments
The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on at least a quarterly basis, with a formal review every six months. Derivatives including interest rate swaps and cross currency swaps are valued using standard valuation models, counterparty valuations, or third party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. Foreign exchange contracts are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically viable but reserves the right to exercise early termination rights if economically beneficial when such rights exist in the contract.

Back to Contents
Notes to the financial statements GlaxoSmithKline	137

36 Reconciliation to US accounting principles continued

Dividends
Under UK GAAP, dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

Consolidated summary statement of cash flows
The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments with original maturities of three months or less. Only three categories of cash flows are reported: operating activities (including tax and interest); investing activities (including capital expenditure, acquisitions and disposals together with cash flows from available for sale current asset investments); and financing activities (including dividends paid). A summary statement of cash flows is presented on page 139.

Cash and cash equivalents
Under UK GAAP the cash balance includes only cash at bank and other cash balances. Under US GAAP cash and cash equivalents include cash at bank and certain liquid investments with original maturities of three months or less.

Comprehensive income statement
The requirement of SFAS 130 ‘Reporting comprehensive income’ to provide a comprehensive income statement is met under UK GAAP by the Statement of total recognised gains and losses (pages 88 and 89).

Reclassifications
Certain prior year balances have been reclassified for comparative purposes. Certain amounts previously presented in aggregate in the reconciliation of profit under US GAAP to UK GAAP have been presented separately in the current year presentation to provide more information related to these adjustments.

Sales incentives
In accordance with UK GAAP, certain amounts paid by the Group to its customers are recorded as promotional expense included in operating income. Under US GAAP, these items are recorded as a reduction in revenue. While these items do not result in a net impact to the income statement under US GAAP, the amount that would be classified as a reduction in revenue in 2003 would be £324 million.

Recent Financial Accounting Standards Board (FASB) pronouncements
In January 2004, the FASB issued FASB Staff Position (FSP) 106-1 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (Act). FSP 106-1 addresses the accounting implications of the Act to an entity that sponsors a post-retirement health care plan providing prescription drug benefits. The Act introduces in the USA a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain post-retirement health care plans. FSP 106-1 provides an election to defer accounting for the implications of this new law until specific authoritative guidance is issued to address the accounting treatment. As a result of the current absence of guidance as to the accounting treatment, any measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost included in the reconciliation to US accounting principles and accompanying notes do not reflect the effects of the Act. Authoritative guidance, when issued, could require a change in previously reported information.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), ‘Consolidation of Variable Interest Entities’, and in December 2003 issued FIN 46R, a revision of this interpretation. Under the revised interpretation, certain entities, known as Variable Interest Entities (VIEs), must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. Certain measurement principles of this interpretation relating to newly formed VIEs are applicable to the financial statements for the fiscal year ended 31st December 2003. The Group has evaluated all potential VIEs of such newly formed entities and did not identify any items which would require adjustment to the Financial statements. The remaining disclosure requirements in the interpretation are effective for subsequent Financial statements beginning in 2004. GlaxoSmithKline has not yet completed its assessment of the remaining relationships that could have an impact on the disclosures included in the subsequent Financial statements or on the results of operations or financial position in those periods.

Back to Contents

138	GlaxoSmithKline Notes to the financial statements

36 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP. These adjustments have been reflected in the income statements and balance sheets presented in accordance with US GAAP.

		2003	2002	2001
Profit	Notes	£m	£m	£m

Profit attributable to shareholders under UK GAAP		4,484	3,915	3,053
Capitalised interest		21	25	18
Computer software		7	20	(3)
Goodwill amortisation reversal/(charge) including goodwill in associated undertakings	(a)	19	18	(1,261)
Amortisation and impairment of intangible assets	(b)	(2,292)	(4,089)	(2,226)
Acquisition of licences, patents etc.	(b)	(105)	(181)	(180)
Recognition of cost of sales on fair value step-up of inventory		–	–	(298)
Disposal of purchased investment		–	–	(117)
Product divestments		7	7	–
Equity investments		(31)	(8)	(75)
Loss on disposal of subsidiary		–	–	204
Pensions and post-retirement benefits	(e)	(122)	(138)	(12)
Stock-based compensation		(379)	(331)	(162)
Provision against ESOT shares		25	51	(108)
Derivative instruments		(74)	8	15
Guarantor obligations		(21)	–	–
Restructuring		98	37	182
Tax benefits on exercise of US stock options	(c)	(13)	(13)	(56)
Deferred taxation	(c)	796	1,182	883

Net income/(loss) under US GAAP before cumulative effect of changes
in accounting principles		2,420	503	(143)
Cumulative effect of changes in accounting principles		–	(90)	–

Net income/(loss) after cumulative effect of changes in accounting principles		2,420	413	(143)

Certain items for the years ended 31st December 2002 and 31st December 2001 have been reclassified for comparative purposes.

	2003	2002	2001
Earnings per share under US GAAP	pence	pence	pence

Basic net income/(loss) per share before cumulative effect of changes
in accounting principles under US GAAP	41.7	8.5	(2.4)
Cumulative effect of changes in accounting principles per share
under US GAAP	–	(1.5)	–
Basic net income/(loss) per share after cumulative effect of changes
in accounting principles under US GAAP	41.7	7.0	(2.4)

Diluted net income/(loss) per share before cumulative effect of changes
in accounting principles under US GAAP	41.6	8.5	(2.4)
Cumulative effect of changes in accounting principles per share
under US GAAP	–	(1.5)	–
Diluted net income/(loss) per share after cumulative effect of changes
in accounting principles under US GAAP	41.6	7.0	(2.4)

	2003	2002	2001
Earnings per ADS under US GAAP	$	$	$

Basic net income/(loss) per ADS before cumulative effect of changes
in accounting principles under US GAAP	1.37	0.26	(0.07)
Cumulative effect of changes in accounting principles per ADS
under US GAAP	–	(0.05)	–
Basic net income/(loss) per ADS after cumulative effect of changes
in accounting principles under US GAAP	1.37	0.21	(0.07)

Diluted net income/(loss) per ADS before cumulative effect of changes
in accounting principles under US GAAP	1.36	0.26	(0.07)
Cumulative effect of changes in accounting principles per ADS
under US GAAP	–	(0.05)	–
Diluted net income/(loss) per ADS after cumulative effect of changes
in accounting principles under US GAAP	1.36	0.21	(0.07)

Back to Contents

Notes to the financial statements GlaxoSmithKline	139

36 Reconciliation to US accounting principles continued

		2003	2002
Equity shareholders’ funds	Notes	£m	£m

Equity shareholders’ funds under UK GAAP		7,720	6,581
US GAAP adjustments:
Goodwill	(a)	17,986	17,989
Product rights	(b)	15,652	18,152
Pension intangible asset	(b)	128	172
Tangible fixed assets		47	49
Capitalised interest		198	175
Computer software		(2)	(9)
Marketable securities		84	113
Other investments		832	829
Employee Share Ownership Trust		(2,775)	(2,826)
Pensions and other post-retirement benefits	(e)	(1,702)	(1,370)
Restructuring costs		92	(6)
Derivative instruments		26	98
Guarantor obligations		(21)	–
Dividends		808	754
Deferred taxation	(d)	(4,957)	(5,779)

Shareholders’ equity under US GAAP		34,116	34,922

Certain items for the year ended 31st December 2002 have been reclassified for comparative purposes.

	2003	2002	2001
Consolidated statement of cash flows under US GAAP	£m	£m	£m

Net cash provided by operating activities	4,895	5,345	4,606
Net cash used in investing activities	(904)	(1,051)	(1,685)
Net cash used in financing activities	(3,051)	(4,002)	(3,483)

Net increase/(decrease) in cash and cash equivalents	940	292	(562)
Exchange rate movements	(36)	(42)	15
Cash and cash equivalents at beginning of year	1,082	832	1,379

Cash and cash equivalents at end of year	1,986	1,082	832

Notes to the Profit and Equity shareholders’ funds reconciliations

(a) Goodwill

The following tables set out the UK to US GAAP adjustments required to the UK GAAP statement of profit and loss and balance sheet in respect of goodwill:

	2003	2002	2001
Income statement	£m	£m	£m

Amortisation under UK GAAP (including goodwill in respect of associated undertakings)	(19)	(18)	(17)
Amortisation under US GAAP (including goodwill in respect of associated undertakings)	–	–	(1,278)

UK to US GAAP adjustment for amortisation (including goodwill in respect of associated undertakings)	19	18	(1,261)

	2003	2002
Balance sheet	£m	£m

Goodwill under UK GAAP	143	171
Goodwill under US GAAP	18,129	18,160

UK to US GAAP adjustments	17,986	17,989

Of the £18,129 million (2002 - £18,160 million) US GAAP goodwill balance at 31st December 2003, £15,875 million (2002 - £15,875 million) is in respect of the goodwill arising on the acquisition of SmithKline Beecham by Glaxo Wellcome in 2000.

Back to Contents

140	GlaxoSmithKline Notes to the financial statements

36 Reconciliation to US accounting principles continued

The following tables present the changes in goodwill allocated to the Group’s reportable segments:

		Consumer
	Pharmaceuticals	Healthcare	Total
	£m	£m	£m

At 31st December 2001	15,670	2,503	18,173
Additions	23	–	23
Exchange adjustments	(14)	(22)	(36)

At 31st December 2002	15,679	2,481	18,160
Additions	2	–	2
Exchange adjustments	(13)	(20)	(33)

At 31st December 2003	15,668	2,461	18,129

(b) Intangible assets

The following tables set out the UK to US GAAP adjustments required to the UK GAAP statement of profit and loss and balance sheet in respect of intangible assets:

	2003	2002	2001
Income statement	£m	£m	£m

Amortisation and impairment charge under UK GAAP	115	106	100
Amortisation and impairment charge under US GAAP	2,407	4,368	2,326

UK to US GAAP adjustment for amortisation and impairments	2,292	4,262	2,226
Cumulative effect of change in accounting principle	–	(173)	–

UK to US GAAP adjustment for amortisation and impairments for the period	2,292	4,089	2,226

Following the initial implementation of SFAS 142 in 2002, the carrying value of the brands determined to have indefinite lives were reviewed and an impairment of £173 million (£127 million net of tax) was recognised. This was recorded as a cumulative effect of a change in accounting principle.

In addition to the above adjustment for amortisation and impairments, a further UK to US GAAP adjustment arose during the year of £105 million (2002 - £181 million; 2001 - £180 million) in respect of the acquisition of licences, patents etc. which are capitalised under UK GAAP but charged directly to profit and loss under US GAAP.

	2003	2002
Balance sheet	£m	£m

Intangible assets under UK GAAP	1,697	1,637
Intangible assets under US GAAP	17,477	19,961

UK to US GAAP adjustments	15,780	18,324
Less pensions intangible asset	(128)	(172)

Net UK to US GAAP product rights adjustments	15,652	18,152

Intangible assets under US GAAP are analysed as follows:

	2003	2002
	£m	£m

Acquired products	12,054	14,292
Licences, patents etc.	126	59
Brands	5,169	5,438
Pensions	128	172

Intangible assets under US GAAP	17,477	19,961

The following tables present details of the Group’s intangible assets, differentiating between those subject to amortisation and those which are not subject to amortisation:

	2003	2002
	£m	£m

Intangible assets subject to amortisation	13,234	15,444
Intangible assets not subject to amortisation	4,243	4,517

Intangible assets under US GAAP	17,477	19,961

Back to Contents

Notes to the financial statements GlaxoSmithKline	141

36 Reconciliation to US accounting principles continued

The following intangible assets are subject to amortisation:

	2003	2002
	Product	Product
	rights	rights
	£m	£m

Cost	21,329	21,271
Accumulated amortisation	(5,360)	(3,751)
Impairment	(2,735)	(2,076)

Net	13,234	15,444

Following the launch in the USA of a generic Paxil product, the carrying value of product rights relating to Paxil has been reviewed and an impairment of £633 million recorded. The carrying values of certain other product rights have also been reviewed and an impairment of £25 million recorded. In 2002, impairments of £2,076 million were recorded, of which £1,667 million related to Augmentin which was impaired following the launch of a generic Augmentin product. Fair values are determined using a discounted cash flow model.

As discussed in Note 30 ‘Legal proceedings’, a number of distributors of generic drugs have filed applications to market generic versions of a number of the Group’s products prior to the expiration of the Group’s patents. If generic versions of products are launched in future periods at earlier dates than the Group currently expects, impairments of the carrying value of the products may arise. The Group will continue to keep the position under review.

The estimated future amortisation expense for the next five years for intangible assets subject to amortisation as of 31st December 2003 is as follows:

Year	£m

2004	1,492
2005	1,492
2006	1,451
2007	1,437
2008	1,437

Total	7,309

Intangible assets which are not subject to amortisation include a pension asset of £128 million at 31st December 2003 (£172 million at 31st December 2002) and certain product rights. The intangible assets relating to product rights are analysed as follows:

	2003	2002
	£m	£m

Cost	4,693	4,850
Impairment	(578)	(505)

Net	4,115	4,345

An impairment charge of £108 million (2002 – £332 million) was recognised during 2003 as a result of changes in market conditions and management forecasts for certain brand intangibles.

If the Group had accounted for goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the year ended 31st December 2001, the impact on reported US GAAP results would have been as follows:

2001
£m

Net income under US GAAP	(143)
Amortisation, net of tax:
Goodwill	1,475
Brands	124

Adjusted net income under US GAAP	1,456

Adjusted basic net income per share (pence)	24.0
Adjusted diluted net income per share (pence)	23.8

Back to Contents

142	GlaxoSmithKline Notes to the financial statements

36 Reconciliation to US accounting principles continued

(c) Taxation

Total tax expense	2003	2002	2001
	£m	£m	£m

UK GAAP:
Current tax expense	2,001	1,432	1,386
Deferred tax expense	(262)	29	(53)

Total tax expense	1,739	1,461	1,333

US GAAP:
Current tax expense	2,014	1,445	1,442
Deferred tax expense for the period	(1,058)	(1,153)	(936)

Total tax expense for the period	956	292	506
Cumulative effect of changes in accounting principles	–	(34)	–

Total tax expense	956	258	506

UK to US GAAP adjustments:
Current tax expense	13	13	56
Deferred tax expense for the period	(796)	(1,182)	(883)

Total tax expense for the period	(783)	(1,169)	(827)
Cumulative effect of changes in accounting principles	–	(34)	–

Total tax expense	(783)	(1,203)	(827)

(d) Deferred taxation under US GAAP

Classification of GlaxoSmithKline’s deferred taxation liabilities and assets under US GAAP is as follows:

	2003	2002
	£m	£m

Liabilities
Stock valuation adjustment	(52)	(113)

Current deferred taxation liabilities	(52)	(113)

Accelerated capital allowances	(689)	(710)
Product rights	(4,917)	(5,620)
Other timing differences	(115)	(156)

Total deferred taxation liabilities	(5,773)	(6,599)

Assets
Intra-Group profit	485	487
Other timing differences	738	646

Current deferred taxation assets	1,223	1,133

Asset disposal	(59)	(125)
Pensions and other post-retirement benefits	86	111
Tax losses	94	93
Manufacturing restructuring	13	52
Legal and other disputes	167	124
Other timing differences	127	63

Total deferred taxation assets	1,651	1,451

Net deferred taxation under US GAAP	(4,122)	(5,148)
Net deferred taxation under UK GAAP	835	631

UK to US GAAP adjustment	(4,957)	(5,779)

The difference between the UK effective taxation rate and the US effective taxation rate is primarily related to the fair value adjustments for goodwill and intangibles related to the acquisitions of Wellcome and SmithKline Beecham.

Back to Contents

Notes to the financial statements GlaxoSmithKline	143

36 Reconciliation to US accounting principles continued

(e) Pensions and post-retirement costs under US GAAP

	2003	2002	2001
	£m	£m	£m

UK pension schemes	278	103	26
US pension schemes	79	67	70
Other overseas pension schemes	83	51	70
Unfunded post-retirement healthcare schemes	118	78	57
Post-employment costs	24	40	28

	582	339	251

Analysed as:
Funded defined benefit/hybrid schemes	389	149	123
Unfunded defined benefit schemes	26	48	11
Defined contribution schemes	25	24	32
Unfunded post-retirement healthcare schemes	118	78	57
Post-employment costs	24	40	28

	582	339	251

The contributions for 2004 are estimated to be approximately £400 million.

The disclosures below include the additional information required by SFAS 132. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Pension costs in 2003 of £9 million (2002 – £12 million; 2001 – £17 million), in respect of minor retirement plans, which have not been recalculated in accordance with the requirements of SFAS 87, have been excluded.

The net periodic pension cost/(income) for the major retirement plans comprised:	2003	2002	2001
	£m	£m	£m

Service cost	211	219	194
Interest cost	392	388	351
Expected return on plan assets	(408)	(470)	(508)
Amortisation of prior service cost	17	20	15
Amortisation of transition obligation	3	(6)	(9)
Amortisation of net actuarial loss/(gain)	79	3	(57)

Net periodic pension cost/(income) under US GAAP	294	154	(14)

Termination benefits and curtailment costs	112	56	2
Adjustment for change in accounting principle	–	(62)	–

During 2002, the Group decided to align the measurement date for all of its pension plans. As certain of the Group’s pension plans had a measurement date for pension assets and liabilities of 30th September, the Group elected to change the measurement date for these plans from 30th September to 31st December.

	2003	2002	2001
The major assumptions used in computing the above pension cost/(income) were:	%pa	%pa	%pa

Rates of future pay increases	4.25	4.25	4.50
Discount rate	5.50	6.00	6.25
Expected long-term rates of return on plan assets	7.50	7.75	8.25

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

Back to Contents
144	GlaxoSmithKline Notes to the financial statements

36 Reconciliation to US accounting principles continued
Change in benefit obligation	2003	2002
	£m	£m

Benefit obligation at beginning of year	6,760	6,372
Adjustment for change in accounting principle	–	153
Amendments	(20)	24
Service cost	211	219
Interest cost	392	388
Plan participants’ contributions	16	16
Actuarial loss	899	51
Benefits paid	(328)	(324)
Termination benefits and curtailment costs	92	35
Exchange	(156)	(174)

Benefit obligation at end of year	7,866	6,760

Benefit obligation at end of year for pension plans with accumulated benefit obligations in excess of plan assets	6,960	6,087

The accumulated benefit obligation at 31st December 2003 was £7,391 million.

Change in plan assets	2003	2002
	£m	£m

Fair value of plan assets at beginning of year	4,855	5,385
Adjustment for change in accounting principle	–	383
Actual return on plan assets	979	(913)
Employer contribution	596	457
Plan participants’ contributions	16	16
Benefits paid	(328)	(324)
Termination benefits and curtailment costs	–	(3)
Exchange	(150)	(146)

Fair value of plan assets at end of year	5,968	4,855

Fair value of plan assets at end of year for pension plans with accumulated benefit obligations in excess of plan assets	5,525	4,741

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, securities linked to the UK Retail Prices Index and property. At 31st December 2003 UK equities included 0.5 million GlaxoSmithKline shares (2002 – 2.1 million shares) with a market value of £7 million (2002 – £25 million).

Funded status	2003	2002
	£m	£m

Funded status	(1,898)	(1,905)
Unrecognised net actuarial loss	2,123	1,932
Unrecognised prior service cost	96	145
Unrecognised transition obligation	26	29

Net amount recognised	347	201

Amounts recognised in the statement of financial position consist of:	2003	2002
	£m	£m

Prepaid benefit cost	18	2
Accrued pension liability	(1,471)	(1,419)
Intangible asset	128	172
Accumulated other comprehensive income	1,672	1,446

Net amount recognised	347	201

Back to Contents
Notes to the financial statements GlaxoSmithKline	145

36 Reconciliation to US accounting principles continued

Post-retirement healthcare under US GAAP
The post-retirement healthcare costs of the UK, US and major overseas post-retirement healthcare schemes have been restated in the following tables in accordance with US GAAP. Costs in 2003 of £13 million (2002 – £nil, 2001 – £5 million), which have not been recalculated, have been excluded.

Net healthcare cost	2003	2002	2001
	£m	£m	£m

Service cost	29	23	15
Interest cost	64	53	40
Amortisation of prior service cost	(2)	(1)	(3)
Amortisation of net actuarial loss	14	3	–

Net healthcare cost	105	78	52

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa

Rate of future healthcare inflation	10.0 to 5.0	11.0 to 5.0	7.0 to 5.0
Discount rate	6.25	6.75	7.25

The rate of future healthcare inflation reflects the fact that the benefits of certain groups of participants are capped.
Change in benefit obligation	2003	2002
	£m	£m

Benefit obligation at beginning of year	830	788
Adjustment for change in accounting principle	–	13
Amendments	(3)	–
Service cost	29	77
Interest cost	64	53
Plan participants’ contributions	8	9
Actuarial loss	192	24
Benefits paid	(49)	(50)
Exchange	(96)	(84)

Benefit obligation at end of year	975	830

Change in plan assets

Fair value of plan assets at beginning of year	–	–
Employer and plan participants’ contributions	49	51
Benefits paid	(49)	(51)

Fair value of plan assets at end of year	–	–

Funded status

Funded status	(975)	(830)
Unrecognised net actuarial loss	371	230
Unrecognised prior service cost	(17)	(17)

Accrued post-retirement healthcare cost	(621)	(617)

Impact of a one per cent variation in the rate of future healthcare inflation
	1% decrease	1% increase
	£m	£m

Effect on total service and interest cost	(7)	8
Effect on provision for post-retirement benefits	(76)	83

Back to Contents
146	GlaxoSmithKline Notes to the financial statements

37 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2003. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary undertaking	Segment	Activity	%

England	Greenford	+Glaxo Group Ltd	Ph	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	+SmithKline Beecham plc	Ph,CH	e h r d m p
	Brentford	+Wellcome Limited	Ph,CH	h

	Brentford	Glaxo Operations UK Ltd	Ph	p
	Brentford	Glaxo Wellcome International BV (Footnote (iii))	Ph,CH	h
	Brentford	Glaxo Wellcome Investments BV (Footnote (iii))	Ph,CH	h
	Stockley Park	Glaxo Wellcome UK Ltd	Ph	h m p
	Brentford	GlaxoSmithKline Export Ltd	Ph	e
	Brentford	GlaxoSmithKline Research & Development Ltd	Ph	r d
	Brentford	GlaxoSmithKline UK Ltd	Ph	m p
	Brentford	SmithKline Beecham (Investments) Ltd	Ph,CH	f
	Brentford	SmithKline Beecham (SWG) Ltd	CH	e m
	Brentford	SmithKline Beecham Research Ltd	Ph	m
	Brentford	Stafford-Miller Ltd	CH	m p
	Greenford	The Wellcome Foundation Ltd	Ph	p

Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Genval	GlaxoSmithKline SA	Ph	m
	Rixensart	GlaxoSmithKline Biologicals SA	Ph	e r d p
	Rixensart	GlaxoSmithKline Biologicals Manufacturing SA	Ph	e p

Guernsey	St. Peter Port	SmithKline Beecham Ltd (formerly S.B. Insurance Ltd)	Ph,CH	i

Denmark	Ballerup	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma a/s	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline SAS	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S	CH	m
	Marly le Roi	Glaxo Wellcome Production S.A.S	Ph	m p

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co KG	CH	m p
	Buehl	GlaxoSmithKline Healthcare GmbH	Ph	m
(formerly SmithKline Beecham Healthcare GmbH)

Greece	Athens	GlaxoSmithKline AEBE	Ph	h m p

Hungary	Budapest	GlaxoSmithKline Kft	Ph,CH	m

Italy	Verona	GlaxoSmithKline SpA	Ph	m p r d
	Milan	GlaxoSmithKline Consumer Healthcare SpA	CH	h m

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) SA	Ph,CH	f h
	Mamer	GlaxoSmithKline Luxembourg SA	Ph,CH	f h

Back to Contents

Notes to the financial statements GlaxoSmithKline	147

37 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Netherlands	Zeist	GlaxoSmithKline BV	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare BV	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals SA	Ph	m p	97
	Warsaw	GlaxoSmithKline Consumer Healthcare sp zoo	CH	m

Portugal	Lisbon	GlaxoSmithKline-Produtos Farmaceuticos Lda	Ph	m

Republic of	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (Footnote (i))	CH	m
Ireland	Carrigaline	SmithKline Beecham (Cork) Ltd (Footnote (i))	Ph	p
	Carrigaline	SmithKline Beecham (Manufacturing) Ltd (Footnote (i))	Ph	p

Spain	Burgos	Glaxo Wellcome, SA	Ph	r m p
	Madrid	SmithKline Beecham SA	Ph	m

Sweden	Mölndal	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline Investments (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline International (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	Glaxo Wellcome International (Footnote (i),(iv))	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m
	Zug	Adechsa GmbH	Ph	e

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret AS	Ph	m p

USA

USA	Philadelphia	SmithKline Beecham Corporation	Ph,CH	e h r d m p s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare LP	CH	m p	88
	New Jersey	Block Drug Company, Inc	CH	h m p
	Wilmington	GlaxoSmithKline Financial Inc	Ph,CH	f
	Wilmington	SmithKline Beecham Holdings Corporation	Ph,CH	h	79
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc	Ph,CH	h

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc	Ph,CH	m p r

Asia Pacific

Australia	Boronia	Glaxo Wellcome Australia Ltd	Ph	m p
	Dandenong	SmithKline Beecham (Australia) Pty Ltd	Ph,CH	m

China	Hong Kong	GlaxoSmithKline Limited	Ph	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	m	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Ltd	Ph	m p	59
	Nabha	GlaxoSmithKline Consumer Healthcare Ltd (Footnote (ii))	CH	m p	40

Malaysia	Selangor	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
Darul Ehsan

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Ltd	Ph,CH	m p	79
(formerly Glaxo Wellcome Pakistan Ltd)

Philippines	Makati	GlaxoSmithKline Philippines Inc.	Ph	m
(formerly Glaxo Wellcome Philippines Inc.)

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd	Ph	m

South Korea	Seoul	GlaxoSmithKline Korea	Ph	m p

Taiwan	Taipei	Glaxo Wellcome Taiwan Ltd	Ph	m p

Back to Contents

148	GlaxoSmithKline Notes to the financial statements

37 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%

Japan	Tokyo	GlaxoSmithKline KK	Ph	m p r	85
	Kobe	Block Drug Company (Japan) Inc	CH	m

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina SA	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Lda	Ph,CH	m p

Colombia	Bogota	GlaxoSmithKline Colombia SA	Ph,CH	m

Mexico	Mexico City	GlaxoSmithKline Mexico, SA de CV	Ph,CH	m p

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc	Ph	m
	San Juan	SB Pharmco Puerto Rico Inc	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela CA	Ph	m p

Middle East
Africa

Egypt	Cairo	GlaxoSmithKline SAE (formerly Glaxo Wellcome Egypt SAE)	Ph	m p	90

South Africa	Midrand	GlaxoSmithKline South Africa (Pty) Ltd	Ph	m p

USA	Location	Associated undertaking	Business		%

USA	Teterboro,	Quest Diagnostics, Inc.	Clinical testing		21
New Jersey

Footnotes
(i)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland)

(ii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of significant influence(iii) Incorporated in the Netherlands

(iv)	Incorporated in the Republic of Ireland

+	directly held wholly owned subsidiary of GlaxoSmithKline plc

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies.

Back to Contents

GlaxoSmithKline	149

Investor information

This section includes the financial record and discusses shareholder return – the return to shareholders in the form of dividends and share price movements – and provides other information for shareholders.

Financial record
150	Quarterly trend
156	Five year trend

Shareholder return
159	Shareholder return
160	Shareholder information
161	Share capital
163	Taxation information for shareholders

Back to Contents

150	GlaxoSmithKline

Financial record
Quarterly trend

An unaudited analysis is provided by quarter of the Group results in sterling for the financial year 2003. The analysis comprises statutory results, business performance results and pharmaceutical sales by therapeutic area.

Profit and loss account – statutory	12 months 2003	Q4 2003

£m	CER %	£%	£m	CER %	£%

Turnover – Pharmaceuticals	18,181	5	1	4,515	(2)	(6)
– Consumer Healthcare	3,260	4	1	863	2	(1)

Total turnover	21,441	5	1	5,378	(1)	(5)
Cost of sales	(4,544)	–	(1)	(1,239)	1	(1)
Selling, general and administrative expenditure	(7,581)	(2)	(6)	(2,014)	(5)	(8)
Research and development expenditure	(2,791)	(1)	(4)	(822)	(6)	(9)

Operating costs	(14,916)	(4,075)

Trading profit – Pharmaceuticals	5,948	1,139
– Consumer Healthcare	577	164

Total trading profit	6,525	21	15	1,303	6	(2)
Other operating income/(expense)	(133)	(167)

Operating profit	6,392	21	15	1,136	(10)	(16)

Share of profits/(losses) of joint ventures and associated undertakings	93	23
Disposal of businesses	5	2

Profit before interest	6,490	1,161
Net interest payable	(161)	(43)

Profit on ordinary activities before taxation	6,329	21	15	1,118	(10)	(16)
Taxation	(1,739)	(304)

Profit on ordinary activities after taxation	4,590	19	13	814	(10)	(16)
Equity minority interests	(94)	(23)
Preference share dividends	(12)	(1)

Earnings (Profit attributable to shareholders)	4,484	20	15	790	(10)	(16)

Basic earnings per share	77.2	p	23	17	13.7	p	(8)	(14)

Profit and loss account – business performance

Turnover – Pharmaceuticals	18,181	5	1	4,515	(2)	(6)
– Consumer Healthcare	3,260	4	1	863	2	(1)

Total turnover	21,441	5	1	5,378	(1)	(5)
Cost of sales	(4,188)	–	(1)	(1,116)	6	4
Selling, general and administrative expenditure	(7,563)	4	–	(1,977)	–	(3)
Research and development expenditure	(2,770)	4	1	(815)	(1)	(4)

Operating costs	(14,521)	(3,908)

Trading profit – Pharmaceuticals	6,317	8	3	1,299	(9)	(15)
– Consumer Healthcare	603	16	10	171	(2)	(8)

Total trading profit	6,920	9	3	1,470	(8)	(14)
Other operating income/(expense)	(133)	(167)

Operating profit	6,787	8	3	1,303	(20)	(25)

Share of profits/(losses) of joint ventures and associated undertakings	93	23

Profit before interest	6,880	1,326
Net interest payable	(161)	(43)

Profit on ordinary activities before taxation	6,719	8	3	1,283	(20)	(25)
Taxation	(1,848)	(353)

Profit on ordinary activities after taxation	4,871	7	2	930	(21)	(25)
Equity minority interests	(94)	(23)
Preference share dividends	(12)	(1)

Adjusted earnings (Profit attributable to shareholders)	4,765	8	3	906	(20)	(25)

Adjusted earnings per share	82.1	p	10	5	15.7	p	(19)	(24)

Back to Contents

Financial record GlaxoSmithKline	151

9 months 2003	Q3 2003	6 months 2003	Q2 2003	Q1 2003

£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

13,666	7	4	4,634	10	10	9,032	6	1	4,566	3	(1)	4,466	9	2
2,397	4	2	832	4	4	1,565	5	1	809	3	1	756	6	1

16,063	7	3	5,466	9	9	10,597	6	1	5,375	3	(1)	5,222	8	2
(3,305)	(1)	(2)	(1,130)	(2)	–	(2,175)	(1)	(2)	(1,065)	(2)	(4)	(1,110)	1	(1)
(5,567)	(1)	(5)	(1,936)	2	1	(3,631)	(3)	(8)	(1,855)	(6)	(10)	(1,776)	(1)	(6)
(1,969)	1	(1)	(681)	(3)	(4)	(1,288)	4	–	(654)	9	5	(634)	(1)	(5)

(10,841)	(3,747)	(7,094)	(3,574)	(3,520)

4,809	1,551	3,258	1,657	1,601
413	168	245	144	101

5,222	26	20	1,719	35	35	3,503	22	14	1,801	16	11	1,702	30	18
34	(33)	67	87	(20)

5,256	31	25	1,686	47	50	3,570	25	16	1,888	21	15	1,682	29	17

70	20	50	28	22
3	–	3	3	–

5,329	1,706	3,623	1,919	1,704
(118)	(46)	(72)	(37)	(35)

5,211	31	25	1,660	47	50	3,551	25	16	1,882	21	15	1,669	29	17
(1,435)	(457)	(978)	(527)	(451)

3,776	28	23	1,203	44	47	2,573	23	14	1,355	19	13	1,218	28	16
(71)	(30)	(41)	(21)	(20)
(11)	(3)	(8)	(4)	(4)

3,694	30	24	1,170	46	49	2,524	24	15	1,330	19	13	1,194	29	17

63.5	p	32	26	20.2	p	48	51	43.3	p	27	18	22.8	p	22	16	20.5	p	32	20

13,666	7	4	4,634	10	10	9,032	6	1	4,566	3	(1)	4,466	9	2
2,397	4	2	832	4	4	1,565	5	1	809	3	1	756	6	1

16,063	7	3	5,466	9	9	10,597	6	1	5,375	3	(1)	5,222	8	2
(3,072)	(3)	(3)	(1,063)	–	2	(2,009)	(4)	(6)	(990)	(4)	(6)	(1,019)	(4)	(5)
(5,586)	5	2	(1,970)	12	11	(3,616)	2	(3)	(1,850)	(1)	(5)	(1,766)	5	–
(1,955)	6	4	(681)	6	6	(1,274)	6	2	(644)	12	8	(630)	1	(3)

(10,613)	(3,714)	(6,899)	(3,484)	(3,415)

5,018	14	8	1,578	11	12	3,440	15	7	1,740	7	3	1,700	23	12
432	24	20	174	26	20	258	24	19	151	24	24	107	23	14

5,450	14	9	1,752	13	13	3,698	15	8	1,891	8	4	1,807
34	(33)	67	87	(20)

5,484	18	13	1,719	20	22	3,765	17	9	1,978	13	8	1,787	22	11

70	20	50	28	22

5,554	1,739	3,815	2,006	1,809
(118)	(46)	(72)	(37)	(35)

5,436	18	13	1,693	20	22	3,743	18	9	1,969	13	8	1,774	22	11
(1,495)	(466)	(1,029)	(550)	(479)

3,941	17	12	1,227	19	21	2,714	17	9	1,419	12	6	1,295	22	11
(71)	(30)	(41)	(21)	(20)
(11)	(3)	(8)	(4)	(4)

3,859	18	13	1,194	20	22	2,665	17	9	1,394	12	7	1,271	23	12

66.4	p	20	15	20.7	p	21	24	45.7	p	20	12	23.9	p	15	9	21.8	p	26	15

Back to Contents

152	GlaxoSmithKline Financial record

Pharmaceutical turnover – total Group
		Q4 2003			Q3 2003			Q2 2003			Q1 2003

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

CNS	965	(17)	(21)	1,243	13	11	1,152	5	(1)	1,095	19	10
Depression	552	(27)	(32)	822	14	11	750	6	(1)	706	23	13
Seroxat/Paxil	325	(40)	(43)	542	10	9	520	–	(6)	490	20	12
Wellbutrin	227	2	(8)	280	22	16	230	22	10	216	30	17

Migraine	211	(4)	(9)	221	4	2	213	(2)	(7)	204	6	(2)
Imigran/Imitrex	188	(6)	(11)	199	3	1	190	(2)	(8)	183	8	(1)
Naramig/Amerge	23	7	5	22	10	10	23	(1)	(4)	21	(9)	(13)

Lamictal	146	25	21	145	36	36	135	28	23	130	37	30
Requip	27	11	8	26	20	24	24	3	–	22	22	16
Zyban	20	(13)	(9)	18	(25)	(22)	17	(31)	(32)	20	(28)	(31)

Respiratory	1,171	14	10	1,056	14	15	1,097	10	6	1,093	19	13

Flixotide, Serevent, Seretide	906	16	12	819	18	19	813	12	9	814	22	16
Seretide/Advair	617	39	34	552	40	41	531	31	28	514	48	42
Flixotide/Flovent	186	(10)	(12)	166	(8)	(7)	173	(8)	(11)	180	(5)	(10)
Serevent	103	(21)	(24)	101	(15)	(13)	109	(18)	(20)	120	(7)	(12)

Flixonase/Flonase	144	27	18	127	4	2	164	18	9	159	27	16
Ventolin	69	(7)	(5)	66	7	14	66	1	–	64	(3)	(6)
Becotide	29	(15)	(12)	25	(17)	(17)	28	(19)	(18)	29	(15)	(12)

Anti-virals	582	(3)	(6)	586	4	5	610	11	7	571	9	4

HIV	368	(4)	(7)	375	4	5	390	11	8	375	13	7
Combivir	147	(2)	(5)	146	2	4	152	6	3	144	5	–
Trizivir	88	1	(2)	92	19	19	102	32	29	94	43	36
Epivir	70	(10)	(13)	75	4	6	74	7	3	74	8	3
Retrovir	11	(17)	(15)	11	12	10	12	(12)	(8)	11	(16)	(21)
Ziagen	39	(12)	(17)	43	(12)	(9)	42	12	8	43	14	8
Agenerase	6	(34)	(45)	8	(32)	(27)	8	(25)	(27)	9	(7)	(18)

Herpes	170	–	(3)	170	9	9	178	12	7	151	2	(3)
Valtrex	129	12	7	128	26	24	132	32	26	110	23	15
Zovirax	41	(26)	(24)	42	(24)	(21)	46	(23)	(25)	41	(32)	(32)

Zeffix	34	11	3	32	7	3	32	15	10	31	10	3

Anti-bacterials	509	(8)	(11)	420	(5)	(3)	419	(23)	(25)	467	(25)	(27)
Augmentin	251	(11)	(14)	177	(12)	(10)	179	(42)	(43)	218	(42)	(44)
Zinnat/Ceftin	70	3	4	57	11	14	55	(4)	(4)	64	(7)	(7)
Fortum	45	(15)	(15)	46	(3)	–	47	(10)	(8)	46	(8)	(10)
Amoxil	29	(29)	(33)	27	(10)	(10)	29	(1)	(3)	32	5	(3)

Metabolic	291	12	4	283	54	51	245	–	(7)	260	26	14
Avandia/Avandamet	252	16	7	241	61	55	212	3	(5)	226	28	15

Vaccines	290	3	4	284	(8)	(4)	285	8	9	264	9	8
Hepatitis	102	(16)	(17)	102	(18)	(16)	106	(13)	(12)	107	(5)	(9)
Infanrix	76	41	41	83	21	24	102	50	48	75	18	17

Oncology and emesis	231	(8)	(14)	249	9	8	273	19	11	248	17	7
Zofran	187	–	(7)	199	19	16	206	25	16	182	24	14
Hycamtin	26	23	13	29	53	53	29	12	7	26	13	4

Cardiovascular and urogenital	195	16	10	226	36	34	178	10	5	172	27	19
Coreg	96	40	26	97	8	4	84	20	9	84	57	40
Levitra	7	–	–	25	–	–	3	–	–	2	–	–
Avodart	7	34	17	8	–	–	3	–	–	1	–	–

Other	281	(7)	(8)	287	(4)	(4)	307	(7)	(11)	296	(13)	(17)
Zantac	76	(21)	(22)	80	(2)	(1)	89	(10)	(12)	83	(15)	(19)

Total	4,515	(2)	(6)	4,634	10	10	4,566	3	(1)	4,466	9	2

Pharmaceutical turnover includes co-promotion income.

Back to Contents

Financial record GlaxoSmithKline	153

Pharmaceutical turnover – USA	Q4 2003			Q3 2003			Q2 2003			Q1 2003

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

CNS	607	(25)	(33)	910	14	9	808	4	(6)	787	24	11
Depression	365	(35)	(42)	643	16	10	562	5	(5)	537	27	13
Seroxat/Paxil	144	(58)	(63)	370	12	7	338	(4)	(13)	327	25	12
Wellbutrin	221	1	(9)	273	22	16	224	21	10	210	30	16

Migraine	145	(9)	(18)	162	4	(1)	151	(5)	(14)	151	9	(3)
Imigran/Imitrex	133	(9)	(18)	150	3	(2)	138	(5)	(13)	139	11	(1)
Naramig/Amerge	12	(2)	(8)	12	8	9	13	(9)	(19)	12	(6)	(14)

Lamictal	77	28	15	84	44	38	74	30	16	76	52	38
Requip	11	(11)	(21)	13	20	18	12	2	(8)	11	36	22
Zyban	6	(41)	(45)	7	(39)	(42)	6	(35)	(45)	9	(26)	(31)

Respiratory	569	19	8	546	20	15	556	15	5	571	31	17

Flixotide, Serevent, Seretide	456	19	7	437	25	19	413	15	5	444	33	19
Seretide/Advair	341	51	36	316	57	50	286	41	28	292	71	53
Flixotide/Flovent	77	(17)	(24)	77	(11)	(14)	77	(11)	(19)	88	(3)	(13)
Serevent	38	(42)	(48)	44	(30)	(33)	50	(28)	(33)	64	(10)	(20)

Flixonase/Flonase	109	31	18	103	3	–	131	22	10	118	33	19
Ventolin	–	–	–	1	>100	>100	1	>100	–	2	(72)	(67)
Becotide	–	–	–	–	–	–	–	–	–	–	–	–

Anti-virals	279	(5)	(14)	290	1	(3)	298	12	1	292	11	(1)

HIV	186	(9)	(18)	197	(4)	(8)	202	6	(4)	213	16	4
Combivir	73	(7)	(17)	74	(7)	(10)	75	(2)	(11)	79	6	(6)
Trizivir	47	(2)	(11)	54	12	8	60	26	15	58	46	29
Epivir	33	(17)	(27)	38	(3)	(7)	36	6	(8)	41	14	5
Retrovir	4	(20)	(33)	5	(20)	(17)	5	1	–	5	(6)	(17)
Ziagen	19	(22)	(30)	22	(18)	(21)	21	8	(5)	24	13	–
Agenerase	4	(52)	(50)	4	(38)	(50)	5	(28)	(38)	6	(12)	(14)

Herpes	83	7	(3)	85	23	18	86	29	16	71	3	(8)
Valtrex	81	15	3	81	30	25	83	36	22	71	25	13
Zovirax	2	(73)	(71)	4	(48)	(43)	3	(42)	(50)	–	–	(100)

Zeffix	3	–	–	2	(12)	(33)	3	5	–	2	(10)	(33)

Anti-bacterials	166	(21)	(28)	107	(28)	(31)	113	(53)	(57)	138	(53)	(58)
Augmentin	115	(22)	(29)	54	(37)	(39)	60	(66)	(69)	83	(64)	(68)
Zinnat/Ceftin	6	(29)	(33)	4	(24)	(20)	4	(33)	(43)	8	(30)	(38)
Fortum	6	(34)	(40)	7	(25)	(22)	6	(29)	(33)	8	5	(11)
Amoxil	1	(90)	(89)	5	(34)	(38)	6	(23)	(25)	7	17	–

Metabolic	200	12	1	197	60	52	167	(5)	(13)	191	28	14
Avandia/Avandamet	200	12	1	197	60	52	167	(5)	(13)	191	28	14

Vaccines	65	11	–	70	(1)	(4)	73	15	4	73	–	(11)
Hepatitis	39	(20)	(29)	39	(23)	(26)	34	(23)	(29)	45	(8)	(18)
Infanrix	26	>100	>100	31	71	63	39	92	70	28	15	4

Oncology and emesis	167	(11)	(20)	182	10	5	207	23	12	187	20	7
Zofran	136	(1)	(12)	148	23	18	155	32	19	136	31	17
Hycamtin	19	35	27	21	82	75	20	16	5	17	15	–

Cardiovascular and urogenital	119	13	1	156	43	36	110	10	–	110	33	18
Coreg	92	41	26	92	7	2	81	19	8	81	58	42
Levitra	2	–	–	20	–	–	–	–	–	–	–	–
Avodart	5	(6)	(17)	6	–	–	2	–	–	1	–	–

Other	16	17	–	26	1	4	27	(33)	(43)	30	(17)	(23)
Zantac	14	(29)	(39)	18	7	6	22	12	5	23	7	(8)

Total	2,188	(6)	(16)	2,484	14	9	2,359	2	(8)	2,379	12	–

Pharmaceutical turnover includes co-promotion income.

Back to Contents

154	GlaxoSmithKline Financial record

Pharmaceutical turnover – Europe	Q4 2003			Q3 2003			Q2 2003			Q1 2003

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

CNS	224	3	8	206	5	13	213	3	10	204	3	10
Depression	87	(18)	(14)	89	(6)	2	96	(8)	(3)	97	3	10
Seroxat/Paxil	87	(18)	(14)	89	(6)	2	96	(8)	(3)	97	3	10
Wellbutrin	–	–	–	–	–	–	–	–	–	–	–	–

Migraine	50	14	22	44	5	13	45	6	15	40	(11)	(5)
Imigran/Imitrex	41	11	17	36	3	13	37	5	16	33	(9)	(3)
Naramig/Amerge	9	26	50	8	14	14	8	12	14	7	(21)	(13)

Lamictal	58	24	32	50	29	35	50	30	43	44	18	26
Requip	14	40	40	12	18	33	11	–	10	10	4	11
Zyban	10	49	43	7	7	17	7	8	40	8	(10)	(11)

Respiratory	409	7	12	343	3	11	375	1	9	354	2	9

Flixotide, Serevent, Seretide	329	12	18	273	7	15	292	5	13	276	5	13
Seretide/Advair	221	24	32	182	15	25	192	15	25	178	17	26
Flixotide/Flovent	57	(8)	(5)	47	(10)	(2)	52	(10)	(5)	52	(13)	(7)
Serevent	51	(2)	–	44	(4)	2	48	(8)	(4)	46	(8)	(2)

Flixonase/Flonase	13	5	8	12	9	9	18	(2)	13	13	(4)	–
Ventolin	35	(8)	(5)	32	(3)	7	34	(4)	3	33	(5)	–
Becotide	24	(15)	(11)	22	(17)	(12)	23	(17)	(15)	24	(11)	(8)

Anti-virals	183	(2)	4	177	8	18	195	13	23	171	3	13

HIV	142	2	9	137	17	28	148	17	29	128	7	16
Combivir	57	1	10	53	14	23	59	16	28	49	1	9
Trizivir	37	6	16	35	32	46	38	42	52	33	38	50
Epivir	27	1	4	27	15	29	28	6	17	25	(1)	9
Retrovir	4	(23)	–	4	>100	100	4	(30)	(20)	4	(37)	(33)
Ziagen	15	4	7	15	(8)	–	16	19	33	15	16	25
Agenerase	1	(9)	(50)	3	(4)	50	3	(5)	–	2	(4)	–

Herpes	34	(10)	(3)	36	(7)	6	41	3	11	37	1	9
Valtrex	20	2	5	22	8	22	25	16	25	19	9	19
Zovirax	14	(24)	(13)	14	(23)	(13)	16	(12)	(6)	18	(7)	–

Zeffix	5	30	25	4	(13)	–	4	2	–	4	(8)	–

Anti-bacterials	206	1	7	172	8	18	172	(3)	6	205	(1)	6
Augmentin	88	(3)	2	76	8	17	74	(6)	1	94	(4)	3
Zinnat/Ceftin	42	12	20	26	7	18	29	(1)	7	37	6	12
Fortum	24	(12)	(4)	23	(1)	10	24	(9)	–	24	(14)	(8)
Amoxil	10	(15)	(17)	8	(25)	(20)	8	(29)	(20)	10	(32)	(23)

Metabolic	33	32	32	33	67	83	25	6	9	25	29	39
Avandia/Avandamet	22	84	83	19	78	>100	17	49	55	12	16	20

Vaccines	129	(5)	2	132	(11)	(4)	127	6	14	107	9	15
Hepatitis	48	(13)	(8)	45	(22)	(15)	55	(4)	2	44	(10)	(2)
Infanrix	37	7	12	38	18	31	42	31	40	30	11	20

Oncology and emesis	41	(1)	5	40	–	5	43	4	13	39	(1)	5
Zofran	32	1	10	32	–	7	32	1	7	30	–	7
Hycamtin	6	(5)	(14)	6	–	20	7	14	17	6	(9)	–

Cardiovascular and urogenital	48	14	23	44	15	26	42	(2)	8	42	13	24
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	4	–	–	3	–	–	2	–	–	2	–	–
Avodart	2	–	–	2	–	–	1	–	–	–	–	–

Other	90	(13)	(12)	80	(18)	(12)	91	(16)	(13)	94	(18)	(15)
Zantac	23	(26)	(21)	22	(18)	(12)	24	(24)	(17)	25	(31)	(24)

Total	1,363	2	7	1,227	3	11	1,283	2	9	1,241	1	8

Pharmaceutical turnover includes co-promotion income.

Back to Contents

Financial record GlaxoSmithKline	155

Pharmaceutical turnover – International	Q4 2003			Q3 2003			Q2 2003			Q1 2003

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

CNS	134	10	12	127	15	19	131	18	16	104	17	8
Depression	100	18	19	90	26	29	92	34	28	72	24	18
Seroxat/Paxil	94	17	19	83	26	28	86	33	30	66	23	16
Wellbutrin	6	27	20	7	24	40	6	43	–	6	27	50

Migraine	16	(3)	–	15	3	7	17	15	6	13	14	18
Imigran/Imitrex	14	(3)	8	13	2	8	15	16	–	11	15	22
Naramig/Amerge	2	–	(33)	2	8	–	2	8	100	2	12	–

Lamictal	11	8	10	11	6	22	11	6	–	10	14	–
Requip	2	46	100	1	37	–	1	45	–	1	43	–
Zyban	4	(35)	–	4	(31)	(20)	4	(54)	(56)	3	(51)	(57)

Respiratory	193	11	12	167	16	21	166	10	6	168	17	8

Flixotide, Serevent, Seretide	121	14	19	109	23	31	108	16	15	94	21	13
Seretide/Advair	55	25	34	54	39	50	53	36	36	44	52	42
Flixotide/Flovent	52	2	4	42	1	5	44	–	–	40	(1)	(7)
Serevent	14	27	27	13	56	86	11	11	–	10	18	11

Flixonase/Flonase	22	23	22	12	4	9	15	6	–	28	18	12
Ventolin	34	2	3	33	10	10	31	2	(3)	29	14	–
Becotide	5	(14)	(17)	3	(18)	(40)	5	(28)	(29)	5	(29)	(29)

Anti-virals	120	3	1	119	8	9	117	6	(1)	108	13	4

HIV	40	6	3	41	13	17	40	15	8	34	14	(3)
Combivir	17	15	13	19	17	19	18	18	–	16	15	7
Trizivir	4	(4)	(20)	3	31	–	4	50	100	3	49	50
Epivir	10	(6)	11	10	12	11	10	14	11	8	5	(20)
Retrovir	3	(3)	–	2	–	–	3	(4)	–	2	15	–
Ziagen	5	(2)	(17)	6	8	50	5	16	–	4	11	–
Agenerase	1	>100	–	1	(42)	–	–	–	–	1	18	(50)

Herpes	53	(4)	(2)	49	–	(2)	51	(5)	(7)	43	–	(4)
Valtrex	28	10	22	25	31	25	24	34	41	20	29	18
Zovirax	25	(15)	(19)	24	(19)	(20)	27	(25)	(29)	23	(16)	(18)

Zeffix	26	10	–	26	13	8	25	18	14	25	15	9

Anti-bacterials	137	(1)	(7)	141	7	6	134	9	–	124	10	–
Augmentin	48	13	9	47	9	7	45	8	2	41	12	3
Zinnat/Ceftin	22	1	(4)	27	21	17	22	4	(4)	19	(11)	(17)
Fortum	15	(11)	(17)	16	7	–	17	(2)	(6)	14	(5)	(13)
Amoxil	18	(13)	(18)	14	16	17	15	41	25	15	37	15

Metabolic	58	4	–	53	30	33	53	17	13	44	17	2
Avandia/Avandamet	30	16	15	25	66	56	28	63	56	23	32	21

Vaccines	96	7	12	82	(10)	(6)	85	3	6	84	20	22
Hepatitis	15	(11)	(6)	18	15	20	17	(9)	(11)	18	14	–
Infanrix	13	16	18	14	(26)	(26)	21	23	31	17	42	42

Oncology and emesis	23	7	10	27	23	35	23	6	(4)	22	17	10
Zofran	19	10	12	19	22	19	19	8	6	16	13	7
Hycamtin	1	9	–	2	18	–	2	(24)	–	3	66	50

Cardiovascular and urogenital	28	36	33	26	39	37	26	37	30	20	24	11
Coreg	4	17	33	5	49	67	3	34	50	3	35	–
Levitra	1	–	–	2	–	–	1	–	–	–	–	–
Avodart	–	–	–	–	–	–	–	–	–	–	–	–

Other	175	(5)	(7)	181	2	(1)	189	3	(3)	172	(10)	(18)
Zantac	39	(14)	(15)	40	3	3	43	(11)	(16)	35	(16)	(20)

Total	964	4	3	923	9	10	924	9	4	846	9	1

Pharmaceutical turnover includes co-promotion income.

Back to Contents

156	GlaxoSmithKline Financial record

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice.

Turnover by business segment	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Pharmaceuticals	18,181	17,995	17,205	15,429	13,618
Consumer Healthcare	3,260	3,217	3,284	2,650	2,546

Retained businesses	21,441	21,212	20,489	18,079	16,164
Healthcare Services	–	–	–	–	632

	21,441	21,212	20,489	18,079	16,796

Pharmaceutical turnover by therapeutic area

Central nervous system	4,455	4,511	4,007	3,279	2,720
Respiratory	4,417	3,987	3,537	2,789	2,382
Anti-bacterials	1,815	2,210	2,604	2,472	2,383
Anti-virals	2,349	2,299	2,128	1,899	1,610
Metabolic	1,079	960	875	589	210
Vaccines	1,123	1,080	948	842	776
Oncology and emesis	1,001	977	838	710	613
Cardiovascular and urogenital	771	661	591	463	449
Others	1,171	1,310	1,677	1,939	2,047

Continuing business	18,181	17,995	17,205	14,982	13,190

Divested products	–	–	–	447	428

	18,181	17,995	17,205	15,429	13,618

Pharmaceutical turnover by geographic area

USA	9,410	9,797	9,037	7,705	6,276
Europe	5,114	4,701	4,561	4,268	4,288
International:
Asia Pacific	1,140	1,100	1,047	975	863
Japan	753	712	741	832	704
Latin America	597	606	790	682	636
Middle East, Africa	693	652	611	585	527
Canada	474	427	418	382	324

International	3,657	3,497	3,607	3,456	3,054

	18,181	17,995	17,205	15,429	13,618

Pharmaceutical turnover in 2003 includes co-promotion income.

Consumer Healthcare sales

OTC medicines	1,556	1,586	1,603	1,454	1,434
Oral care	1,082	1,052	1,106	642	614
Nutritional healthcare	622	579	575	535	488

Continuing business	3,260	3,217	3,284	2,631	2,536

Divested products	–	–	–	19	10

	3,260	3,217	3,284	2,650	2,546

Back to Contents

Financial record GlaxoSmithKline	157

Statutory results	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Turnover	21,441	21,212	20,489	18,079	16,796
Profit before taxation	6,329	5,506	4,517	6,029	4,236
Earnings (profit attributable to shareholders)	4,484	3,915	3,053	4,106	3,077
Dividends	(2,374)	(2,346)	(2,356)	(2,097)	(2,005)
Retained profit	2,110	1,569	697	2,009	1,072

Return on capital employed (per cent)	79.8	70.4	52.9	78.5	71.8

Return on capital employed is calculated as statutory profit before taxation as a percentage of average capital employed over the year.

Merger, restructuring and disposal of subsidiaries

Manufacturing and other restructuring	(83)	(121)	(162)	(171)	(443)
Merger costs and product divestments	(286)	(840)	(1,069)	895	–
Other items	(21)	(50)	(421)	(22)	(29)

(Loss)/profit before taxation	(390)	(1,011)	(1,652)	702	(472)
(Loss)/profit attributable to shareholders	(281)	(712)	(1,330)	452	(347)

Business performance results - retained businesses

Turnover	21,441	21,212	20,489	18,079	16,164

R&D expenditure	2,770	2,732	2,555	2,510	2,285
per cent of sales	13	13	12	14	14

Trading profit	6,920	6,694	6,053	5,026	4,378
per cent of sales	32	32	30	28	27

Net interest payable	(161)	(141)	(88)	(182)	(162)
Profit before taxation	6,719	6,517	6,169	5,327	4,683
Adjusted earnings (profit attributable to shareholders)	4,765	4,627	4,383	3,654	3,406

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs, and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented. Statutory results include these items.

Share statistics

Earnings per share (p)	77.2	66.2	50.3	67.7	50.3
Dividends per GlaxoSmithKline share (p):
GlaxoSmithKline shareholder	41.0	40.0	39.0
Glaxo Wellcome shareholder				38.0	37.0
SmithKline Beecham shareholder				29.66	26.69
Dividends per GlaxoSmithKline ADS ($):
GlaxoSmithKline shareholder	1.39	1.24	1.11
Glaxo Wellcome shareholder				1.10	1.14
SmithKline Beecham shareholder				0.87	0.86

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

1 GlaxoSmithKline ADS represents 2 GlaxoSmithKline shares.

Back to Contents

158	GlaxoSmithKline Financial record

Net assets	2003	2002	2001	2000	1999
	£m	£m	£m	£m	£m

Fixed assets	11,350	11,578	11,920	10,322	9,292
Other assets and liabilities	(1,237)	(1,855)	(1,567)	(877)	(401)

Net operating assets	10,113	9,723	10,353	9,445	8,891
Net debt	(1,648)	(2,335)	(2,101)	(611)	(2,357)

	8,465	7,388	8,252	8,834	6,534

Capital employed

Share capital and share premium	1,751	1,730	1,713	1,586	1,549
Other reserves	5,969	4,851	5,677	6,004	3,842

Equity shareholders’ funds	7,720	6,581	7,390	7,590	5,391
Minority interests	745	807	862	1,244	1,143

	8,465	7,388	8,252	8,834	6,534

Capital expenditure (tangible fixed assets)	870	1,027	1,113	1,018	1,141

Number of employees

USA	24,036	23,527	23,613	22,745	21,272
Europe	44,559	46,028	46,508	45,929	47,767
International:
Asia Pacific	18,373	17,289	18,364	19,058	18,856
Japan	2,842	2,952	2,985	3,165	3,191
Latin America	5,916	6,876	7,800	7,704	8,286
Middle East, Africa	3,400	5,973	6,344	7,133	7,729
Canada	1,793	1,854	1,856	1,783	1,940

International	32,324	34,944	37,349	38,843	40,002

	100,919	104,499	107,470	107,517	109,041

Manufacturing	32,459	35,503	36,849	35,681	37,420
Selling	43,978	43,994	44,499	43,325	41,775
Administration	9,550	10,378	11,081	11,980	12,767
Research and development	14,932	14,624	15,041	16,531	17,079

	100,919	104,499	107,470	107,517	109,041

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GlaxoSmithKline on a contract basis.

Back to Contents

GlaxoSmithKline	159

Shareholder return

Share price
	2003	2002	2001
	(£)	(£)	(£)

At 1st January	11.92	17.23	18.90
High during the year	13.90	17.80	20.32
Low during the year	10.00	10.57	16.26
At 31st December	12.80	11.92	17.23
Increase/(Decrease)	7%	(31)%	(9)%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List.

The company’s share price increased by seven per cent in 2003 from a price of £11.92 at 1st January 2003 to £12.80 at 31st December 2003. This compares with an increase in the FTSE 100 index of 14 per cent during the year.

Market capitalisation
The market capitalisation of GlaxoSmithKline at 31st December 2003 was £76 billion. At that date GlaxoSmithKline was the fourth largest company by market capitalisation on the FTSE index.

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

Taxation

General information concerning the UK and US tax effects of share ownership is set out in 'Taxation information for shareholders'.

Dividends

GlaxoSmithKline pays dividends quarterly. The Board declared dividends for 2003 as follows:

	2003	2002
Dividends per share	pence	pence

First interim - paid 3rd July 2003	9	9
Second interim - paid 2nd October 2003	9	9
Third interim - paid 6th January 2004	9	9
Fourth interim - payable 15th April 2004	14	13

Total	41	40

In 2004, GlaxoSmithKline expects a similar increase in the total dividend as has been declared in 2003. The allocation of quarterly dividends will be rebalanced in 2004. GlaxoSmithKline intends to increase the first three interim dividends from nine pence to 10 pence, with the remainder of the total dividend for the year being allocated to the fourth quarter dividend.

Dividends (ADSs)
As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credits less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits on dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK ($)	GW ($)	SB ($)

2003	1.39
2002	1.24
2001	1.11
2000		1.10	0.87
1999		1.14	0.86

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend calendar

Fourth quarter 2003

Ex-dividend date	18th February 2004
Record date	20th February 2004
Payable	15th April 2004

First quarter 2004

Ex-dividend date	12th May 2004
Record date	14th May 2004
Payable	1st July 2004

Second quarter 2004

Ex-dividend date	4th August 2004
Record date	6th August 2004
Payable	30th September 2004

Third quarter 2004

Ex-dividend date	3rd November 2004
Record date	5th November 2004
Payable	6th January 2005

Back to Contents

160	GlaxoSmithKline

Shareholder information

Ordinary shares

The company's shares are listed on the London Stock Exchange.

Registrar

The company's share register is administered by Lloyds TSB Registrars, who also provide the following services:

•	GlaxoSmithKline Investment Plan
The plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company's ordinary shares using a special dealing arrangement.

•	GlaxoSmithKline Individual Savings Account
The GlaxoSmithKline Individual Savings Account (ISA) is a tax-efficient way to invest in the company's ordinary shares.

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

Share dealing facility
Hoare Govett Limited operates a postal share dealing service in the company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Transactions are executed and settled by Pershing Securities Limited. Further details of this service together with purchase and sale forms may be obtained by telephoning +44 (0)20 7676 8300.

Smith Barney, part of Citigroup, also offers a share dealing service in the company’s ordinary shares and ADSs. Further details of this service can be obtained by contacting them, see contact details inside back cover.

The provision of the details above are not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing, should be obtained from a stockbroker or independent financial adviser.

Share price information
Share price information is available on the company's website at www.gsk.com. Information is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

American Depositary Shares

The company's shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York, which also provides the following service:

•	Global BuyDIRECT
Global BuyDIRECT is a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Publications

GlaxoSmithKline’s 2003 Corporate Responsibility Report is available from Secretariat at the company’s head office and the website at www.gsk.com.

Annual General Meeting 2004

The Queen Elizabeth II Conference Centre, 17th May 2004 Broad Sanctuary, Westminster, London SW1P 3EE

The Annual General Meeting is the company's principal forum for communication with private shareholders. In addition to the formal resolutions to be put to the meeting, there will be a presentation by the Chief Executive Officer on the performance of the business and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board's committees will take questions on matters relating to those committees.

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

Financial reporting

Financial reporting calendar 2004

Announcement of 1st Quarter Results	29th April 2004

Announcement of 2nd Quarter Results	27th July 2004

Announcement of 3rd Quarter Results	28th October 2004

Preliminary Announcement of Annual Results	10th February 2005

Publication of Annual Report/Review	March 2005

Results Announcements
The Results Announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the website and, in the USA, sent to the Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the GlaxoSmithKline website.

The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Report by writing to the company’s registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the Customer Response Center in the USA.

Back to Contents

GlaxoSmithKline	161

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

Information relating to the share and ADS prices for Glaxo Wellcome and SmithKline Beecham prior to the date of the merger is also given.

GlaxoSmithKline		Pence per share

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2004*	1299	1095
February 2004	1208	1095
January 2004	1299	1180
December 2003	1330	1250
November 2003	1390	1265
October 2003	1301	1250
September 2003	1306	1221
Quarter ended 31st December 2003	1390	1250
Quarter ended 30th September 2003	1306	1158
Quarter ended 30th June 2003	1335	1131
Quarter ended 31st March 2003	1242	1000
Quarter ended 31st December 2002	1390	1120
Quarter ended 30th September 2002	1400	1057
Quarter ended 30th June 2002	1694	1321
Quarter ended 31st March 2002	1780	1623
Quarter ended 31st December 2001	1955	1685
Quarter ended 30th September 2001	2032	1626
Quarter ended 30th June 2001	2012	1740
Quarter ended 31st March 2001	1965	1690
27th to 31st December 2000	1920	1890

	US dollars per ADS

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2004*	47.25	42.05
February 2004	45.36	42.05
January 2004	46.93	44.00
December 2003	46.68	44.23
November 2003	47.64	42.73
October 2003	44.12	42.09
September 2003	43.22	38.61
Quarter ended 31st December 2003	47.64	42.09
Quarter ended 30th September 2003	43.22	36.91
Quarter ended 30th June 2003	43.87	35.40
Quarter ended 31st March 2003	40.13	31.85
Quarter ended 31st December 2002	43.09	35.92
Quarter ended 30th September 2002	42.38	32.86
Quarter ended 30th June 2002	49.18	38.54
Quarter ended 31st March 2002	50.87	46.39
Quarter ended 31st December 2001	57.09	48.68
Quarter ended 30th September 2001	58.00	48.40
Quarter ended 30th June 2001	57.10	49.80
Quarter ended 31st March 2001	56.95	47.15
27th to 31st December 2000	56 13/16	55 3/8

*	to 27th February 2004
Glaxo Wellcome		Pence per share

Fiscal periods to 26th December 2000	High	Low

2000	2110	1440
1999	2288	1507

Fiscal periods to 26th December 2000	US dollars per ADS

	High	Low

2000	63 3/4	46
1999	76 3/16	48 1/16

SmithKline Beecham		Pence per share
Fiscal periods to 26th December 2000
	High	Low

2000	955	671
1999	929	688

US dollars per ADS

Fiscal periods to 26th December 2000	High	Low

2000	71 15/16	52 1/2
1999	76 3/8	56 1/16

Back to Contents
162	GlaxoSmithKline Share capital

Analysis of shareholdings

Analysis of shareholdings at 31st December 2003:	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	164,350	69.8	1.0	60,147,347
1,001 to 5,000	54,161	23.0	2.0	117,116,012
5,001 to 100,000	15,042	6.4	3.9	231,658,338
100,001 to 1,000,000	1,314	0.6	7.2	428,141,412
Over 1,000,000	503	0.2	85.9	5,112,400,519

Totals	235,370	100.0	100.0	5,949,463,628

Held by
Nominee companies	48,706	20.7	82.6	4,916,362,330
Investment and trust companies	115	–	0.3	17,835,477
Insurance companies	36	–	0.8	47,263,192
Individuals and other corporate bodies	186,511	79.3	7.0	414,730,071
BNY (Nominees) Limited	2	–	9.3	553,272,558

Totals	235,370	100.0	100.0	5,949,463,628

The Bank of New York’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 27th February 2004, the number of holders of record of shares in the USA was 1,180 with holdings of 1,844,786 shares, and the number of registered holders of the ADRs was 47,109 with holdings of 287,191,723 ADRs. Certain of these shares and ADRs were held by brokers or other nominees, as a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Substantial shareholdings

At 27th February 2004, the company had received notification of the following interest of three per cent or more in its shares:

•	BNY (Nominees) Limited holds 574,426,176 shares representing 9.66 per cent. These shares are held on behalf of holders of American Depositary Receipts, which evidence American Depositary Shares

•	Legal & General Investment Management Limited holds 203,213,510 shares representing 3.4 per cent.

•	Barclays plc holds 191,750,288 shares representing 3.2 per cent..

As far as is known to the company, no other person was the owner of three per cent or more of the shares of the company.

Directors and Officers

The interests of the Directors and Officers of the company (as defined in the Companies Act 1985) in share options of the company are given in the ‘Remuneration report’ (pages 43 to 58).

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

Documents on display

Documents referred to in this Annual Report are available for inspection at the Registered Office of the company.

Back to Contents
GlaxoSmithKline	163

Taxation information for shareholders

Information for shareholders

A summary of the main tax consequences for holders of shares and ADRs who are citizens or residents of the UK or the USA is set out below. It is not a complete analysis of all the possible tax consequences of purchase or ownership of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase and ownership of their shares or ADRs, and the consequences under state and local tax laws in the USA and the implications of the new UK/US Income Tax convention.

This statement is based upon UK and US tax laws and practices at the date of this report.

The new UK/US Income Tax Convention came into force on 31st March 2003. The provisions of the new treaty apply for UK tax purposes from 1st April 2003 (UK Corporation Tax), 6th April 2003 (UK Income Tax and Capital Gains Tax) and 1st May 2003 (Withholding Taxes). For US tax purposes, the provisions of the new treaty apply from 1st May 2003 (Withholding Taxes) and 1st January 2004 (all other US taxes). However, holders of shares or ADRs have the ability to elect to continue to use the provisions of the previous treaty for 12 months following the new treaty’s entry into force. An election must be made in advance of the first event to which the new treaty would apply.

US holders of ADRs generally will be treated as the owners of the underlying shares for the purposes of the current USA/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

The following analysis deals with dividends paid after 6th April 1999 when Advance Corporation Tax (ACT) was abolished.

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

Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of shares or ADRs. Tax may be charged on the amount by which the value of the shareholder's estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value. Such a gift or other disposal is subject to both UK inheritance tax and US estate or gift tax. The Estate and Gift Tax Convention would generally provide for tax paid in the USA to be credited against tax payable in the UK.

Stamp duty
UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5 per cent of the purchase price. There is a minimum charge of £5 where a stamp duty liability arises.

US shareholders

The following is a summary of certain UK taxation and USA federal income tax considerations that may be relevant to a US holder of shares or ADRs. This summary only applies to a shareholder that holds shares or ADRs as capital assets, is a citizen or resident of the USA or a domestic corporation or that is otherwise subject to United States federal income taxation on a net income basis in respect of the shares or ADRs, and is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

Taxation of dividends
The gross amount of dividends received (including amounts in respect of associated tax credit and UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. UK Taxes withheld from dividend distributions are eligible for credit against the holders’ US Federal Income Tax liability, subject to generally applicable limitations. Each holder's own tax position will determine whether effective use can be made of special US foreign tax credits against the US tax liability.

On 6th April 1999, the rate of tax credits was reduced to one ninth when ACT was abolished. Claims for refunds of tax credits on dividends paid on or after this date are of negligible benefit to US shareholders.

Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADRs.

Estate and gift taxes
Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty
UK stamp duty or SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the ADR custodian or depository at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

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

Back to Contents
164	GlaxoSmithKline

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two ordinary shares.

American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Creditors	Accounts payable.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Debtors	Accounts receivable.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Dividend cover	Profit attributable to shareholders/net income divided by dividends payable to shareholders.

Earnings per share	Basic income per share.

Employee Share Ownership Trusts	Trusts established by the Group to satisfy share based employee incentive plans.

Equity shareholders’ funds	The aggregation of shares and reserves owned by shareholders. The US equivalent is shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of shareholders’ funds net debt and minority interests.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.

Interest cover	The number of times profit before interest exceeds net interest payable.

Interest payable	Interest expense.

Interest receivable	Interest income.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit and loss account reserve	Retained earnings.

Profit attributable to shareholders	Net income

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	Shares outstanding.

Statement of total recognised gains and losses	Statement of comprehensive income.

Stocks	Inventories.

Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Tangible fixed assets	Property, plant and equipment.

Turnover	Revenue.

Back to Contents

GlaxoSmithKline	165

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	83
D	Risk factors	74-76

4	Information on the company
A	History and development of the company	06
B	Business overview
	Products	07-09
	Competition	10-11
	Regulation	11-12
	Marketing and distribution	13-14
	Manufacture and supply	14-15
	Research and development	15-23
	Intellectual property	24-25
	Information technology	25
	Environment, health and safety	27
	Access to medicines in the developing world	28-29
	Global community partnerships	29-31
C	Organisational structure	146-148
	Property, plant and equipment	26
	Environmental responsibility	26
	Note 6 – Segment information	98-100
	Note 17 – Tangible fixed assets	107

5	Operating and financial review and prospects
A	Operating results
	2003 and 2002	61-76
	2002 and 2001	77-82
B	Liquidity and capital resources	70-76
C	Research and development, patents and licenses, etc.	15-24,60
D	Trend information	60
E	Balance sheet arrangements	n/a
F	Tabular disclosure of contractural obligations	71

6	Directors, senior management and employees
A	Directors and senior management	34-35
B	Compensation
	Remuneration report	43-58
C	Board practices
	Corporate governance	36-42
D	Employees
	GlaxoSmithKline people	26
	Note 33 – Employee costs	126-131
	Financial record	150-158
E	Share ownership
	GlaxoSmithKline people	26
	Note 34 – Employee share schemes	132-134
	Share options	55
	Incentive plans	56
	Directors’ interests	54,58

7	Major shareholders and related party transactions
A	Major shareholders	162
B	Related party transactions	134

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18
	Legal proceedings	114-119
B	Significant changes	n/a

9	The offer and listing
A	Share price history	161
C	Markets	161

10	Additional information
B	Memorandum and Articles of Association	Footnote (i	)
C	Material contracts	n/a
D	Exchange controls	162
E	Taxation	163
H	Documents on display	162

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	72-73
	Note 32 - Financial instruments and related disclosures	122-125

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders
	and use of proceeds	n/a

15	Controls and procedures	38-42

16	[Reserved]
A	Audit Committee financial expert	40
B	Code of ethics	41
C	Principal accountant fees and services	41,102
D	Exemptions from the listing standard for audit committees	n/a

17	Financial statements	n/a

18	Financial statements
	Directors’ statements of responsibility	86
	Independent auditors’ report	87
	Consolidated statement of profit and loss	88-89
Consolidated statement of total recognised gains and
	losses	88-89
	Consolidated statement of cash flow	90-91
	Consolidated balance sheet	92
	Reconciliation of movements in equity shareholders’ funds	92
	Company balance sheet	93
	Notes to the financial statements	94-148

19	Exhibits

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
 Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

Shareholder Investment Plans
 Dividend re-investment enquiries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)121 415 7067 outside the UK - Ordinary holders
Tel: +44 (0)121 415 7146 outside the UK - Employees

Monthly Savings Plan enquiries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3746 outside the UK

ISA enquiries
 Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 854 049 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs
 The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

Corporate Share dealing facility
Smith Barney
 Attn: GSK Services
 Citigroup Centre, Level 20
Canada Square, Canary Wharf
London E14 5LB
 Tel: +44 (0)20 7508 1795
Fax: +44 (0)20 7890 7281
TheBalaesGroup@Citigroup.com

UNITED STATES OF AMERICA

Investor relations
 One Franklin Plaza
PO Box 7929
Philadelphia PA 19101
Tel: 1 888 825 5249 toll free
 Tel: +1 215 751 7003 outside the USA
Fax: +1 215 751 3233

ADR programme administrator
 The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
 Tel: +1 610 382 7836 outside the USA

Customer response center
 Tel: 1 888 825 5249 toll free

Corporate Share dealing facility
Smith Barney
 Attn: GSK Services
53 State Street
39th Floor
Boston, MA 02109
Tel: 1 800 347 6179 toll free
Tel: +1 617 589 3341 outside the USA
Fax: +1 617 589 3474
TheTaylorGroup@SmithBarney.com

Printed by The Midas Press in the UK. The paper used in the production of this document is made from pulp harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

Back to Contents

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GlaxoSmithKline plc

March 26, 2004	By:	/s/ John Coombe John Coombe Chief Financial Officer

Back to Contents

Item 19 Exhibits

Exhibit Index

Exhibit No.	Description

4.1	Service Agreement between SmithKline Beecham Corporation and Jean-Pierre Garnier.

4.2	Service Agreement between GlaxoSmithKline Services Unlimited and John Coombe.

4.3	Letter Agreement between SmithKline Beecham Corporation and Tachi Yamada.

12.1	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jean-Pierre Garnier

12.2	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – John Coombe

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

14.1	Consent of PricewaterhouseCoopers LLP.