Form 20-F
period 2004-12-31
GLAXOSMITHKLINE PLC
filed 2005-03-08
CIK 1131399

As filed with the Securities and Exchange Commission on March 8, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

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

Item 17             Item 18

Back to Contents

Annual Report 2004

New challenges

New thinking

GlaxoSmithKline

Do more, feel better, live longer

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

GlaxoSmithKline plc is an English public limited company. It shares are listed on the London Stock Exchange and the New York Stock Exchange.

History and development of the company
GlaxoSmithKline plc, and its subsidiary and associated undertakings, constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

GlaxoSmithKline has its corporate head office in London. It also has operational headquarters in Philadelphia and Research Triangle Park, USA, and operations in some 116 countries, with products sold in over 125 countries. The principal research and development (R&D) facilities are in the UK, the USA, Japan, Italy, Spain and Belgium. Products are currently manufactured in some 38 countries.

The major markets for the Group’s products are the USA, France, Japan, the UK, Italy, Germany and Spain.

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

Annual Report and Review
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2004, prepared in accordance with United Kingdom requirements.

A summary report on the year, the Annual Review 2004, intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. The Annual Review includes the joint statement by the Chairman and the Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report.

The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GlaxoSmithKline’s corporate website at www.gsk.com.

Website
GlaxoSmithKline’s website, www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

GlaxoSmithKline	01

GlaxoSmithKline plc Annual Report for the year ended 31st December 2004

Contents

Report of the Directors

	02	Financial summary
	03	Joint statement by the Chairman and the Chief Executive Officer
	05	Description of business
	33	Corporate governance
	43	Remuneration Report
	59	Operating and financial review and prospects

Financial statements

	88	Directors’ statements of responsibility
	89	Report of Independent Registered Public Accounting Firm
	90	Consolidated statement of profit and loss
	90	Consolidated statement of total recognised gains and losses
	92	Consolidated statement of cash flow
	94	Consolidated balance sheet
	94	Reconciliation of movements in consolidated equity shareholders’ funds
	95	Company balance sheet
	96	Notes to the financial statements

Investor information

	154	Financial record
	163	Financial information under International Financial Reporting Standards (IFRS)
	174	Shareholder return
	175	Shareholder information
	176	Share capital
	178	Taxation information for shareholders

	179	Cross reference to Form 20-F

	180	Glossary of terms
The Annual Report was approved by the Board of
Directors on 2nd March 2005 and published on
4th March 2005. This Annual Report on Form 20-F was approved on 8th March 2005.		Contact details

Back to Contents

02	GlaxoSmithKline

Financial summary

			2003			Growth
	2004		(restated)
Statutory results	£m		£m		CER%	£%

Turnover	20,359		21,441		1	(5)

Trading profit	6,150		6,509		5	(6)

Profit before taxation	6,119		6,313		8	(3)

Earnings/Net income	4,302		4,478		7	(4)

Basic earnings per share	75.0	p	77.1	p	8	(3)

Dividends per share	42.0	p	41.0	p

Merger, restructuring and disposal of subsidiaries

Trading profit	–	(395)

Profit before taxation	–	(390)

Earnings/Net income	–	(281)

Earnings per share	–	(4.9	)p

Business performance

Turnover	20,359		21,441		1	(5)

Trading profit	6,150		6,904		(1)	(11)

Profit before taxation	6,119		6,703		2	(9)

Adjusted earnings/Net income	4,302		4,759		1	(10)

Adjusted earnings per share	75.0	p	82.0	p	2	(9)

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiary and associated undertakings and joint ventures into sterling. Period end rates are used to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

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

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of the way in which the business was managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management was able to influence.

For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group’s performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

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

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 76 to 78 of this Annual Report.

Back to Contents

GlaxoSmithKline	03

Joint statement by the Chairman and the Chief Executive Officer

We knew 2004 would be a challenging year for GlaxoSmithKline and we are pleased to report that we have achieved our financial and business objectives.

In our last Annual Report, we predicted that 2004 would be a challenging year as we felt the full impact of generic competition to Paxil and the introduction of generic Wellbutrin.

GlaxoSmithKline managed this year well, thanks to the underlying strength of the business. In fact, GlaxoSmithKline is a much stronger company today than it was a year ago.

Our broad-based portfolio of fast-growing products and continued focus on controlling costs enabled us to absorb the loss of more than £1.5 billion of business to generics and still achieve a one per cent increase in global pharmaceutical sales. Turnover of £20 billion grew one per cent at constant exchange rates (CER), and we achieved our guidance of earnings per share (EPS) at least in line with business performance EPS in 2003 (at CER). Our EPS grew two per cent to 75 pence in 2004.

In 2005, we expect to see faster growth with an EPS percentage CER growth in the low double-digit range on an International Financial Reporting Standards (IFRS) basis*. This is being driven by the strong growth of key products and continuing efficiencies in our operations. Our most exciting phase of growth will come when the new compounds and vaccines currently in development start contributing to our performance over the next few years.

GlaxoSmithKline has one of the largest and most promising pipelines in the industry, with 140 projects in clinical development (as at the end of February 2005), including 88 New Chemical Entities (NCEs), 32 Product Line Extensions and 20 vaccines. Of these compounds, 43 NCEs have moved into Phase II trials, including compounds to treat HIV, diabetes, blood disorders and multiple sclerosis, and data on at least 15 of these are expected during 2005. In 2005, we also anticipate the launch of six new products, including Rotarix for rotavirus, Vesicare for overactive bladder, Boniva for osteoporosis, Avandaryl for diabetes, Requip for restless legs syndrome and Entereg for post-operative bowel disorders.

*This is subject to additional uncertainty following the FDA’s action to halt distribution of Paxil CR and Avandamet, as described further on page 76.

Our pipeline is focused on developing new medicines and vaccines to treat diseases of unmet medical need, such as cancer and Alzheimer’s disease. Many of these have the potential to be important new products.

For example, we believe that Cervarix, our promising vaccine candidate against cervical cancer, has the potential to make a major contribution to healthcare globally and to become our best-selling vaccine. We expect to file Cervarix in the European Union and international markets in 2006.

Great opportunities lie ahead of us. This year, we will work to ensure a greater understanding by key stakeholders of the value of innovative medicines. We will continue our contribution to finding a solution to the healthcare funding crisis, and we will seek new ways of improving access to our medicines for the people who need them most but are least able to pay for them. Our Corporate Responsibility Principles continue to guide the way we do business. A separate 2004 Corporate Responsibility Report (available from the GlaxoSmithKline website) explains progress against these Principles during the year.

Acknowledgements
We acknowledge with gratitude the contribution of Sir Christopher Hogg and Sir Peter Job, who retired from the Board at the end of 2004. Sir Christopher chaired GlaxoSmithKline through a period that saw the company derive the full benefits of the merger and meet the challenges caused by the loss of patent protection on major products.

John Coombe, Chief Financial Officer, will retire from the Board of GlaxoSmithKline on 31st March 2005. John has served GlaxoSmithKline and its predecessor companies in an exemplary manner for more than 18 years, playing a major role in guiding the company through the post-merger period and establishing GlaxoSmithKline as a leader within the global pharmaceutical industry.

We thank all three departing directors for their substantial contributions to GlaxoSmithKline and wish them well for the future.

Sir Christopher Gent	Jean-Pierre Garnier
Non-Executive Chairman	Chief Executive Officer

Back to Contents

04     GlaxoSmithKline

Back to Contents

GlaxoSmithKline     05

Description of business

The Description of business discusses the strategy, the activities, the resources and the operating environment of the business and identifies developments and achievements in 2004, under the following headings:

Strategy
06	Strategy
07	Build the best product pipeline in the industry
18	Achieve commercial and operational excellence
19	Improve access to medicines
20	Be the best place for the best people to do their best work
21	Invest in communities
23	Consumer Healthcare
24	Global manufacturing and supply

Products and competition
25	Pharmaceutical
28	Consumer Healthcare

Regulatory environment
29	Regulation
30	Intellectual property
31	Responsibility for environment, health and safety

Discussion of the Group’s management structures and corporate governance procedures is set out in Corporate governance (pages 33 to 42).

The Remuneration Report gives details of the Group’s policies on Directors’ remuneration and the amounts earned by Directors and senior management in 2004 (pages 43 to 58).

Discussion of the Group’s operating and financial performance and financial resources is given in the Operating and financial review and prospects (pages 59 to 86).

In this report: ‘GlaxoSmithKline’ or the ‘Group’ means GlaxoSmithKline plc and its subsidiary undertakings and the ‘company’ means GlaxoSmithKline plc. ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p. An American Depositary Share (ADS) represents two GlaxoSmithKline shares.

Throughout this report, figures quoted for market size, market share and market growth rates relate to the 12 months ended 30th September 2004 (or later where available). These are GlaxoSmithKline estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GlaxoSmithKline and licensees.

Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trademarks of Bayer, Hepsera, a trademark of Gilead Services in some countries including the USA, Integrilin, a trademark of Cor Therapeutics, Micropump, a trademark of Flamel Technologies, Nicoderm, a trade mark of Sanofi-Aventis, Elan, Novartis or GlaxoSmithKline in certain countries, Natrecor, a trademark of Scios and Janssen, Navelbine, a trademark of Pierre Fabre Médicament, Vesicare, a trademark of Yamanouchi Pharmaceuticals, Boniva/Bonviva, a trademark of Roche, Entereg, a trademark of Adolor Corporation and Pritor, a trademark of Boehringer Ingelheim, all of which are used in certain countries under license by the Group.

Back to Contents

06     GlaxoSmithKline Description of business

Strategy

GlaxoSmithKline’s business goal is to become the indisputable leader in the pharmaceutical and consumer healthcare industry. Achieving this goal will require meeting the three key challenges that face both the industry and society as a whole:

•	improving productivity in research and development
•	ensuring patients have access to new medicines
•	reaching consumers beyond the traditional healthcare professional.

GlaxoSmithKline has developed strategies which focus on a number of key business drivers in order to meet these challenges.

Build the best product pipeline in the industry
The Group is aiming to create the best product pipeline in the industry for the benefit of patients, consumers and society. This includes developing a focused portfolio strategy to support the pipeline and manage the full life cycle of compounds from launch as a prescription medicine through to becoming over-the-counter products where appropriate. This strategy includes selective in-licensing and efficient execution of development, commercialisation and the supply chain processes.

GlaxoSmithKline’s R&D organisation measures productivity by the number and innovation of the products it creates, and also by the commercial value of the products and their ability to address the unmet needs of all consumers. This includes patients, healthcare professionals, budget holders and regulators, each with their own perspective on what constitutes a valuable new product. Further details are given on pages 7 to 17.

Achieve commercial and operational excellence
GlaxoSmithKline links research and commercial operations closely in order to maximise the value of the portfolio. As compounds are developed and tested, marketing campaigns and sales efforts are planned. Where appropriate within markets, the Group aims to build strong relationships with patients and consumers as the ultimate users of its medicines.

Common approaches to management processes and business functions are used by an internationally diverse and talented management team in order to create and sustain competitive advantage in all markets. Further details are given on page 18.

Improve access to medicines
GlaxoSmithKline has created extensive programmes designed to improve the healthcare of people who have limited access to medicines both in the developed and developing world.

These are set out in the ‘Improve access to medicines’ section of this report (page 19).

Be the best place for the best people to do their best work
The single greatest source of competitive advantage of any organisation is its people. The Group’s ambition is to make it the place where great people apply their energy and passion to make a difference in the world. Their skills and intellect are key components in the successful implementation of the Group’s strategy. The work environment supports an informed, empowered and resilient workforce, in which the Group values and draws on the diverse knowledge, perspectives, experience, and styles of the global community. Further details are given on page 20.

Invest in communities
GlaxoSmithKline continues to build on its history of community investment programmes. These provide support for better healthcare delivery and education in under-served communities around the world. The Group does this through active engagement with numerous external stakeholders including the World Health Organisation and members of the not-for-profit community. It funds community-led initiatives across the world and donates medicines to support humanitarian efforts and community-based healthcare. Many of the programmes are long-term commitments that help bring about sustainable change in communities. Further details are given on pages 21 to 22.

Commit to corporate responsibility
GlaxoSmithKline is committed to connecting business decisions to ethical, social and environmental concerns. Thus, corporate responsibility is an integral and embedded part of the way we do business.

In 2003, GlaxoSmithKline published a set of Corporate Responsibility Principles to provide guidance on the standards to which the Group is committed. This sets out the approach to ten areas: standards of ethical conduct, research and innovation, products and customers, access to medicines, employment practices, human rights, community investment, caring for the environment, leadership and advocacy, and engagement with stakeholders. The Group reports annually on progress in upholding these principles in its Corporate Responsibility Report, which is available on the website at www.gsk.com.

Back to Contents

Description of business GlaxoSmithKline	07

Build the best product pipeline in the industry

Research and development – Pharmaceuticals

Research and Development (R&D) operates on a global basis, employing over 15,000 staff at sites mainly in the UK and the USA but also in Belgium, Canada, France, India, Italy, Japan, and Spain. In addition, R&D has partnerships with other companies worldwide in order to benefit from the particular skills and expertise that are available in particular locations.

Focus on the patient
GlaxoSmithKline’s strategic intent is to become the indisputable leader in the industry. Its success is dependent on a vibrant, productive R&D function supporting existing products and developing new ways to help patients. R&D is increasingly seeking the views of patients to understand the most important aspects of their disease and the impact it has on their lives. In addition to discussions with key opinion leaders, GlaxoSmithKline is devoting more resource to a dialogue with patients and their families. This information may then be used to shape drug development programmes. Once a new medicine is ready for launch, GlaxoSmithKline then knows it will bring clear benefit to patients’ lives.

Productivity
A continued high priority during 2004 has been the challenge of increasing productivity, both through improving science and through managing the entire R&D organisation so that its resources are optimally focused on the discovery and development of new medicines. Some of the scientific initiatives that have enhanced productivity are discussed below. Programmes to identify association between diseases and genes have facilitated the linkage of cellular targets to disease, identifying for GlaxoSmithKline the areas of research that are most likely to produce new ways of helping patients. Increased automation in the screening of compounds has provided more lead compounds more quickly and of higher quality than before. Further improvements have been made in imaging techniques to allow early decisions on which compounds to progress. In addition, the greater use of automation in the laboratory environment and expansion of the electronic collection of clinical trial information allow scientists to become more productive throughout the discovery and development process.

GlaxoSmithKline’s product development pipeline, set out on pages 14 to 17, shows considerable breadth and depth. At the end of February 2005 GlaxoSmithKline had 195 pharmaceutical and vaccine projects in development of which 140 are in the clinic.

Finding candidate compounds

Early research and the role of genetics
The early stages of finding new medicines requires essentially two components; targets that can be shown to affect mechanisms of important pathological processes in human disease, and compounds able to modulate the behaviour of specific targets. As part of this target validation process, GlaxoSmithKline aims to identify the genes most relevant to common diseases with large unmet medical needs and major patient burdens.

Many diseases arise through complex interactions between a number of gene variants and environmental factors, so the challenge is significant. Identifying the genes that predispose patients to a particular disease and understanding their roles in its progression lead to new ways to intervene in these diseases. Genes of interest have been identified for asthma and non-insulin dependent diabetes. Further genetic association studies in well phenotyped patients are under way in schizophrenia, unipolar depression, obesity, Alzheimer’s disease, rheumatoid arthritis, osteoarthritis, metabolic syndrome, chronic obstructive pulmonary disease (COPD), coronary artery disease and acute coronary syndrome.

GlaxoSmithKline is justly proud of its reputation for applied scientific excellence and is at the forefront of many advances which are harnessed to find new medicines as quickly as possible. One example of where the Group is helping to move the understanding of disease processes forward is the development of imaging techniques that may be validated to act as surrogate markers for disease. This allows increasingly accurate prediction of the clinical effect of lead molecules and drug candidates before embarking on the later stages of development and thus more efficient use of resources.

Discovery Research
Discovery Research (DR) produces the lead compounds that form the basis of drug discovery efforts in the Centres of Excellence for Drug Discovery (CEDDs). In 2004, DR has provided the CEDDs with over 45 high-quality new lead compounds with activity against defined targets. Investment in DR has been focused on increasing the quality and quantity of the lead compounds available.

This year, R&D has completed the current phase of its investment in automation with the opening of a new combined facility for high-throughput screening and high-throughput chemistry in Upper Providence, USA. This has enabled the screening of over one million compounds in 2004, with a success ratio that has consistently increased over the investment period. In addition, a Molecular Imaging Centre of Excellence (MICE) in Upper Merion, USA was opened, providing a platform to develop non-invasive, multi-modal imaging technologies for preclinical applications.

Back to Contents

08	GlaxoSmithKline Description of business

Build the best product pipeline in the industry continued

Compounds progressed into Phase I clinical development in 2004
During 2004 a number of discovery projects, listed in the table below, progressed through non-clinical safety testing and into early (Phase I) clinical development undertaken by the CEDDs. These compounds are continuing their rigorous non-clinical, clinical and commercial assessments, leading to proof of concept decisions over the next 12–18 months.

Compound/Product	Mechanism	Indication

159802	long-acting beta2 agonist (inhaled)	asthma/COPD
189075	sodium dependent glucose transport (SGLT-2) inhibitor	type 2 diabetes
189254	histamine H3 antagonist	dementia
423562	calcium antagonist	osteoporosis
427353	beta3 adrenergic agonist	overactive bladder
565154	oral pleuromutilin	treatment of respiratory tract infections
642444	long-acting beta2 agonist (inhaled)	asthma/COPD
656933	interleukin8 receptor antagonist	COPD
677116	lipoprotein-associated phospholipase A2 inhibitor	atherosclerosis
679769	NK1 antagonist	urinary incontinence
705498	vanilloid receptor1 antagonist	acute migraine
743921	kinesin spindle protein (KSP) inhibitor	cancer
768974	parathyroid hormone (agonist)	osteoporosis
813893	factor Xa inhibitor	prevention of stroke in atrial fibrillation
825780	DNA antiviral vaccine	HIV
842166	non-cannabinoid2 agonist	inflammatory pain
856464	melanin-concentrating hormone antagonist	obesity
856553	p38 kinase inhibitor	rheumatoid arthritis and COPD
876008	corticotrophin releasing factor (CRF1) antagonist	depression, anxiety and irritable bowel syndrome (IBS)
Requip XR	non-ergot dopamine agonist	restless legs syndrome (RLS)

Product submissions
A number of significant dossiers were submitted to the regulatory authorities in the major regions during 2004 which are summarised in the table below.

Product	Country/Region	Description

Bonviva/Boniva	EU and USA	monthly oral dosing regimen of ibandronate, a bisphosphonate for the treatment of osteoporosis
Entereg	USA	alvimopan, a peripheral mu-opioid receptor antagonist for post-operative ileus
Hepsera	Japan	adefovir, an RNA-directed DNA polymerase inhibitor for the treatment of hepatitis B
Lexiva	Japan	fosamprenavir, an HIV aspartyle protease inhibitor for the treatment of HIV

Product approvals
In 2004, approvals were received for a number of new products, as summarised in the table below.

Country/Region
Product	(Approval Date)	Description

Bonviva	EU (February)	daily oral dosing regimen of ibandronate, a bisphosphonate for the treatment of osteoporosis
Flolan PAH	Japan (June)	epoprostenol, a prostacyclin agonist for the treatment of pulmonary arterial hypertension
Hepsera	Japan (October)	adefovir, an RNA-directed DNA polymerase inhibitor for the treatment of hepatitis B
Lexiva	Japan (December)	fosamprenavir, an HIV aspartyl protease inhibitor for the treatment of HIV
Telzir	EU (July)	fosamprenavir, for the treatment of HIV
Vesicare	USA (November)	solifenacin, a muscarinic acetylcholine receptor antagonist for the treatment of over-active bladder in-licensed from Yamanouchi

Back to Contents

Description of business GlaxoSmithKline	09

Selecting the best candidate molecules

Centres of Excellence for Drug Discovery
There are two fundamental steps in turning a lead compound into a drug candidate: (i) optimising it for potency, efficacy, safety and other intrinsic characteristics of the molecule, and (ii) demonstrating the validity of the therapeutic hypothesis through early clinical trials of the resulting candidate. These steps are facilitated by rapid, informed decision-making and creative solutions to the issues that inevitably arise in this phase of development. The CEDDs are focused on specific disease areas. They are designed to be nimble and entrepreneurial with the range of skills and resources required to drive mid-stage development projects from lead optimisation through to their key decision point, demonstration of proof of concept, before major investments are made to fund large-scale clinical trials.

There are seven CEDDs, based in Europe and the USA:

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

Each CEDD is responsible for identifying the optimal drug candidate for the desired biological effect and then assessing its safety and other development characteristics in preclinical screens, some of which may involve using animals. Once this is achieved, the CEDDs are responsible for proving that the compound is safe and efficacious in patients in small-scale clinical trials – the proof of concept decision point.

A decision is then made on whether the information available to date justifies the compound’s progression into late-stage drug development where the necessary large-scale clinical trials are conducted to register and commercialise the product.

A major investment was announced in September 2004 to establish a preclinical research facility for neurodegenerative diseases in Singapore. The facility, which will have a team of 30 to 35 scientists, will focus on new therapies in the treatment of neurodegenerative illnesses such as Alzheimer’s disease and Parkinson’s disease as well as schizophrenia.

In 2004, the CEDDs continued to progress significant numbers of new compounds into both first dosing in humans and initial evaluation of efficacy in patients.

Converting candidates to medicines

Preclinical development
Preclinical Development (PCD) participates in a wide range of activities within the drug development process from optimising the selection of compounds for potential development through launch to the marketplace and enhancement of existing products by devising more convenient formulations.

Early in the development process, the metabolic rate and safety of compounds are evaluated in laboratory animals prior to testing in humans. The testing required in both animals and humans is mandated and is highly regulated by governmental agencies (see Animals and research on page 13).

PCD researchers investigate appropriate dosage forms (e.g. tablet or inhaled) and develop formulations to enhance the drug’s effectiveness and to facilitate the ease of use by the patient. Processes and supporting analytical methods for drug synthesis and product formulation and delivery are scaled up to meet increasing supply requirements, ultimately leading to the technical transfer of the processes and methods to manufacturing. The New Product Supply Process, a partnership between R&D and Global Manufacturing and Supply, ensures that a robust product is developed for large-scale commercial manufacturing and launch.

Also improving R&D’s productivity are new drug delivery systems, predictive technologies, particle engineering and process innovation. The use of particle engineering and process innovation enhances the ability to manufacture consistently high-quality products efficiently.

Worldwide development
To provide focus for the development process, all the major functional components of clinical, medical, biomedical data, regulatory and safety are integrated into a single management organisation, Worldwide Development (WWD).

During 2004 the creation of the Medicine Development Centres (MDCs), which provide a focus for late-stage development, was completed and embedded in the organisation. The MDCs are responsible for creating value through the delivery of full product development plans, managing the day-to-day operational activities for the late-stage development portfolio, maximising the global commercial potential of products by optimising the delivery of the portfolio, and ensuring strong partnerships with the CEDDs and Global Commercial Strategy (GCS) in order to deliver differentiated products of value.

Throughout the development process, the Regulatory function maintains a dialogue with the regulatory agencies in the major markets to ensure that the development programme is best focused to generate the data that is required for the grant of licences. This dialogue also facilitates GlaxoSmithKline’s ability to respond efficiently to emerging requirements for safety and efficacy data.

The R&D model

Back to Contents

10	GlaxoSmithKline Description of business

Build the best product pipeline in the industry continued

The MDCs are based at the major US and UK sites and are therapeutically aligned as follows:

•	Cardiovascular/Metabolic
•	Infectious Diseases including Diseases of the Developing World (DDW)
•	Musculoskeletal/Inflammation/Gastrointestinal/Urology
•	Neuroscience (Psychiatry/Neurology)
•	Oncology
•	Respiratory.

These matrix teams are responsible for maximising the worldwide development opportunities for each product within their remit so that all the information needed to support the registration, safety programmes, pricing and formulary negotiations is available when it is required. Commercial input from Global Commercial Strategy ensures that at an early stage regional marketing needs are fully integrated into any development plans. Careful prioritisation across all phases of development ensures that a high potential and integrated portfolio is achieved in the context of patient needs.

The MDCs collaborate at an early stage with the CEDDs to define target product profiles for new molecules and with integrated technical development and manufacturing functions to ensure rapid, effective launch and delivery of the product to patients. Innovative clinical programmes for lead molecules from the CEDDs are developed using cross-functional project teams. In these programmes, one key measure of productivity is the number of active subjects in clinical trials each year. WWD has increased the number of active subjects in clinical trials significantly over the last three years in order to keep up with the increasing need to demonstrate the safety and efficacy of its products.

The Gold Pass designation for assets of high value and strategic importance to GlaxoSmithKline, requiring specific organisational visibility and urgency to meet patients’ needs, continued through 2004. Because of the way in which the organisation’s resources are focused on these developments, only a small number of assets receive Gold Pass status at any one time, enabling the organisation to be fully aligned. Two products, radafaxine (353162) for depression and lapatinib (572016) for cancer continued to progress and three further projects received the Gold Pass status during the year.

One of these combines 159797, a new long-acting beta-agonist and 685698, a new inhaled corticosteroid for the treatment of asthma and COPD. The second is the chemokine receptor antagonist 873140 for HIV infection and the third project is the cyclo-oxygenase 2 inhibitor 406381.

Development and the role of genetics
GlaxoSmithKline believes that pharmacogenetic research, which is the correlation of genetic data with response to medicine, will provide valuable information to help improve decision making during drug development, thus having a positive impact on key causes of pipeline attrition (i.e. lack of efficacy and adverse drug reactions) and clinical trial design. As a result, R&D is collecting samples in clinical development studies to identify pharmacogenetic information that can help predict a patient’s response. Prospectively collected efficacy and safety studies during clinical trials have become standard elements of development.

This information is intended to define patient groups who are likely to respond best to treatment, or individuals who are most likely to suffer an adverse event, as the compound progresses through development in the clinic.

Pharmacogenetic-based information will provide prescribing physicians with key information to help them select the medicine and dose most likely to be of therapeutic benefit to their patients.

Clinical trial governance
In conducting the clinical trials required to show that medicines are safe and effective, GlaxoSmithKline’s first priority is to protect the participants and future patients. All clinical trials sponsored by the Group, irrespective of where they take place, are conducted according to international standards of good clinical practice and applicable laws and regulations. The protocols are reviewed by the external regulatory agencies in the relevant countries where required and all protocols are considered by an Ethics Review Committee whose remit covers the site where the study will take place. Safety data is routinely collected throughout development programs and is reported to national and regional regulatory agencies in line with applicable regulations. Additionally it is reviewed internally for any safety signals. The GlaxoSmithKline Global Safety Board is responsible internally for both approving pivotal studies and investigating any issues related to patient safety that arise during the development programme. In addition, the Clinical Compliance department monitors compliance with Good Clinical Practice standards during the conduct, analysis and reporting of clinical trials. Its remit covers GlaxoSmithKline sites running trials as well as Clinical Research Organisations (CROs) and investigators performing clinical research on the Group’s behalf. The results of these audits are regularly reviewed by the R&D Global Risk Management Compliance Board and by the Audit Committee.

During 2004 GlaxoSmithKline took another step to make information from its clinical trials widely and easily available when it established its Clinical Trial Register as a public website on which clinical trials data is published. Regulatory authorities around the world will continue to be fully informed of the data that are generated so that they can be reassured as to the safety and efficacy of GlaxoSmithKline’s products but the Clinical Trial Register will enhance the ability of clinicians to make informed clinical judgements to benefit their patients.

Global commercial strategy
The Global Commercial Strategy (GCS) organisation provides integrated global commercialisation and strategic direction within R&D, as well as supporting the development of regional marketing campaigns for products emerging from R&D to maximise portfolio value through the full product life cycle. In addition, data are generated supporting the added value of products through assessments of improvements to the quality of patients’ lives and reductions in the overall costs of healthcare from the use of GlaxoSmithKline’s products.

Extending the use of existing products
Once a product has been launched, it is important to establish additional ways in which patients can be helped through investigating whether any other illnesses may be treated or by the development of additional dosage forms which are more convenient for patients. Some of these developments reflect feedback from patients and the medical professions; others are the result of continuing research into disease and its causes.

Back to Contents

Description of business GlaxoSmithKline	11

Line extension submissions
A number of product line extensions were submitted to the regulatory authorities in the major regions during 2004, which are summarised in the table below.

Product	Country/Region	Description

Arixtra	EU and USA	fondaparinux, a synthetic factor Xa inhibitor for the prevention of deep vein thrombosis after abdominal surgery
Arixtra	EU and USA	fondaparinux, for the prevention of deep vein thrombosis in medical conditions
Augmentin ES	Japan	a syrup formulation of amoxicillin (a beta-lactam antibiotic) and clavulanate (a beta lactamase inhibitor) for the treatment of otitis media in children
Boniva	USA	labelling for an intermittent intravenous dosing regimen of ibandronate, a bisphosphonate for the treatment of osteoporosis
Epzicom	Japan	fixed dose combination of 2 reverse transcriptase inhibitors for the treatment of HIV infections
Imigran STAT dose	Japan	the hydroxytryptamine agonist sumatriptan in a self-injection device for the treatment of migraine
Requip	Japan	an additional strength of ropinirole, a non-ergot dopamine D2 agonist for Parkinson’s disease
Seretide	EU	labelling for use as initial maintenance therapy in asthma for the combination of salmeterol, a long-acting beta-blocker, and fluticasone, a corticosteroid
Seretide Diskus	Japan	use in the treatment of asthma and COPD for the combination of salmeterol and fluticasone in a dry powder inhaler
Serevent	EU	a chlorofluorocarbon-free formulation of the pressurised aerosol containing salmeterol for the treatment of asthma and COPD
Ventolin	USA	a chlorofluorocarbon-free formulation of salbutamol, a short-acting beta agonist in a pressurised aerosol with a dose counter
Wellbutrin XL	USA	indication for the treatment of seasonal affective disorder with the dopamine/noradrenaline re-uptake inhibitor bupropion
Zefix	Japan	labelling for use of lamivudine, a reverse transcriptase inhibitor for the treatment of liver cirrhosis
Ziagen QD	Japan	reverse transcriptase inhibitor abacavir for the treatment of HIV
Zovirax	Japan	a cream formulation of the DNA polymerase inhibitor aciclovir for use in the treatment of herpes simplex infections

Line extension approvals
In 2004 approvals were received for a number of significant new indications and formulations for existing products, which are summarised in the table below.

Product	Country/Region	Description
(Approval date)

Advair Diskus	USA (April)	labelling for paediatric twice-daily dosing in asthma of the combination of salmeterol, a long-acting beta-blocker, and fluticasone, a corticosteroid in a dry powder device
Arixtra	USA (June)	fondaparinux, a synthetic factor Xa inhibitor for the treatment of deep vein
	EU (November)	thrombosis
Flovent	USA (May)	a chlorofluorocarbon-free formulation of the pressurised aerosol with a dose counter containing fluticasone, a corticosteroid for treating asthma
Kivexa/Epzicom	USA (August)	a fixed dose combination of two reverse transcriptase inhibitors for the treatment of
	EU (December)	HIV infections
Japan (December)
Paxil CR	USA (January)	controlled release formulation of paroxetine, a selective serotonin re-uptake inhibitor for intermittent treatment of pre-menstrual dysphoric disorder
Requip	EU (June)	ropinirole, a non-ergot dopamine D2 agonist for restless legs syndrome
Seretide	EU (January)	labelling for paediatric twice-daily dosing of the combination of salmeterol, a long-
acting beta-blocker, and fluticasone, a corticosteroid in a pressurised aerosol for the treatment of asthma
Seretide	EU (March)	a dose counter formulation of salmeterol for the treatment of asthma and COPD
Serevent Diskus	Japan (February)	a dry powder formulation of salmeterol for the treatment of asthma and COPD
Zefix	Japan (October)	labelling for use of lamivudine, a reverse transcriptase inhibitor in combination with
Hepsera for the treatment of hepatitis B
Ziagen QD	Japan (December)	the reverse transcriptase inhibitor abacavir for the treatment of HIV.

Back to Contents

12	GlaxoSmithKline Description of business

Build the best product pipeline in the industry continued

Examples of lifecycle management include the new indication for Seretide/Advair making this important asthma medicine available for use in children between 4–11 years and Kivexa/Epzicom, a single tablet combining the active molecules used in two successful treatments for HIV in order to simplify dosing for patients. Line extensions form a significant part of the overall portfolio; recent examples such as Augmentin ES/XR, Seroxat/Paxil CR and Wellbutrin XL, achieved £1,038 million sales in 2004.

A number of product line extensions were submitted to the regulatory authorities in the major regions during 2004. These submissions are summarised on page 11.

In 2004 approvals were received for a number of significant new indications and formulations for existing products. These approvals are summarised on page 8.

Managing the portfolio
The resources available to exploit opportunities arising from within the Group will always be limited. Improving productivity progresses more compounds into later phases of development, consequently putting demands on R&D resources. It is therefore that much more important to look objectively at the portfolio and ensure that the progress of assets is prosecuted as efficiently as possible. The key projects reaching significant milestones are reviewed each month by the Product Management Board (PMB), which is responsible for determining whether an individual asset has achieved the pre-set criteria to pass into the next phase of development. This body is led jointly by the chairman of R&D and the president of Pharmaceutical Operations and includes the presidents of the Regions and Global Manufacturing and Supply, in addition to the heads of the major functions within R&D.

The PMB also actively manages the overall portfolio through the annual portfolio review exercise. This thorough and careful assessment of all of the assets in Drug Discovery and Worldwide Development leads to a prioritisation of projects on the basis not only of commercial value, but also of unmet medical need. This also allows the identification of alternative approaches to balance the Group’s assets most efficiently, including the use of external partners in development and out-licensing products that no longer fit within the strategic portfolio.

Following the annual portfolio prioritisation reviews, the CEDDs are able to select which programmes to pursue internally. Other assets may be developed through a novel partnership scheme known as the Alternative Discovery Initiative (ADI). GlaxoSmithKline and its partners can share risk and reward through various business arrangements.

The ADI partnerships with biotechnology companies and other pharmaceutical companies to explore different approaches to drug discovery that were formed in recent years continue to provide increased opportunities to exploit the productivity from our new technologies. In 2004, additional focus was placed on ADIs by adding to the Tanabe collaboration and forming new partnerships with NiKem Research (central nervous system), Diversa Corp. (anti-infectives), Toyama Chemical Co Ltd (antibacterials) and Meiji Seika Kaisha Ltd.

Collaborative ADI partnerships from earlier are: Cytokinetics Inc. (oncology: mitotic kinesin inhibitors), Shionogi & Co., (HIV and neurology programmes; potential broad-based discovery collaboration in antimicrobials, oncology, metabolic and neurology), Tanabe Seiyaku Co. Ltd. (broad-based: neurology, GI, urology, diabetes, respiratory) , Exelixis Inc. (oncology, inflammation), Theravance Inc. (asthma), Ranbaxy Laboratories Ltd. (broad based) and NeuroSearch (central nervous system). ADI partnerships have also been established with three academic institutions to supplement internal target validation activities and provide better access to tissue samples and patient populations for clinical studies. GlaxoSmithKline has one academic ADI partner in the UK and two in the USA. These are long term collaborative relationships to which the Group has committed funding for two years, with option to renew for an additional three years.

In-licensing and research collaborations
GlaxoSmithKline has continued to identify compounds that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for both large and small companies.

The subjects of in-licensing or co-marketing / co-promotion agreements in 2004 were:

•	AlbugonTM, a GLP-1 albumin fusion protein in pre-clinical development for type 2 diabetes from Human Genome Sciences
•	Exclusive marketing of Integrilin in Europe, a glycoprotein (GP) llb-llla inhibitor currently used to treat patients with unstable angina and non-ST-segment elevation myocardial infarction, with Millennium Pharmaceuticals Inc.
•	A broad alliance to develop and commercialise novel medicines across a variety of therapeutic areas, including bacterial infection, respiratory, urinary incontinence and gastrointestinal with Theravance Inc.

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

Discontinuations
All R&D carries a risk of failure commensurate with the extension of scientific knowledge of a compound and its effects. Not all lead compounds that are identified to possess positive activity against a validated target will prove to be safe enough to introduce to humans or feasible to manufacture on a commercial scale. GlaxoSmithKline R&D endeavours to ensure that as far as possible these risks are ameliorated by extensive predictive testing as early as possible in the development process. Despite these efforts, the ultimate test for a product remains the point at which it is administered to large numbers of patients with the disease.

Late-stage projects terminated during 2004 in Phase II include 493838 for neuropathic pain, vestipitant (597599) for dyspepsia, depression and anxiety, piboserod for atrial fibrillation and talnetant for over-active bladder.

Back to Contents

Description of business GlaxoSmithKline	13

Research and development - vaccines

All vaccines R&D is conducted at GlaxoSmithKline’s biologicals centre in Rixensart, Belgium, including other related activities such as clinical development, regulatory strategy, commercial strategy, scaling up, packaging and all support functions and primary production of all vaccines with the exception of influenza vaccine, which is produced at the Group’s state-of-the-art facility in Germany. Over 1,000 scientists are employed who are devoted to discovering new vaccines and developing more cost-effective and convenient combination vaccines to prevent infections that cause serious medical problems worldwide. Discovery work involves many collaborators in academia and the biotech industry worldwide and allows identification of new vaccine candidates which are then expressed in yeast, bacteria or mammalian cells and purified to a very high level.

This is followed by formulation of the vaccine, which involves mixing antigens with selected novel proprietary adjuvants, which are designed to stimulate a good and appropriate immune response in humans. The next step is to evaluate safety and efficacy of the candidate vaccine, which may involve using animals.

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

In 2004 biologicals, which has a long track record of developing and making vaccines available to the developing world at preferential prices, pioneered a new “South First” vaccine strategy for its new rotavirus vaccine. This involved developing a totally unique and novel clinical and regulatory strategy to ensure this vaccine was first registered and made available to those areas of the world where the medical need is greatest.

Recently, Cervarix, a vaccine for the prevention of cervical cancer received Gold Pass status. See page 10 for further details of the Gold Pass programme.

Diseases of the developing world

Continued investment in research into diseases that affect the developing world is essential if there is to be a long-term improvement in the healthcare of people who live in these regions; this will include the resolution of challenges such as drug resistance and poor patient compliance. As part of GlaxoSmithKline’s response to this challenge the Microbial, Musculoskeletal & Proliferative Diseases CEDD has responsibility for a drug discovery unit, dedicated to finding new medicines for these diseases, based at Tres Cantos, Spain. The work undertaken in Tres Cantos focuses on malaria and tuberculosis which, together with work elsewhere in the Group on HIV/AIDS and vaccines, means GlaxoSmithKline is addressing the prevention and treatment of all three of the World Health Organization’s (WHO) top priority diseases.

The Group currently has 14 R&D projects and programmes of relevance to the developing world, seven of which are aimed at producing vaccines and medicines for diseases that disproportionately affect developing countries.

The Group also works in close collaboration with external partners worldwide in the search for new treatments for diseases of the developing world. Partnerships here are key in order to maximise the combined expertise and talent of the pharmaceutical industry and academia in discovering and developing new medicines for the developing world.

Public/private partnerships remain essential to fund research where there is no commercially viable market for a potential product. The Group continues to work closely with many Governments, United Nations’ agencies and other global funding bodies in this area. For example, in 2004, GlaxoSmithKline’s pyridone project was awarded the Medicines for Malaria Venture “Project of the Year” for its rapid and successful progress in finding a drug candidate. The newly selected candidate has since moved into pre-clinical development.

Animals and research

For ethical, regulatory and scientific reasons, research using animals remains a small but vital part of research and development of new medicines and vaccines. GlaxoSmithKline only uses animals where there is no alternative and only in the numbers required for each test. The Group strives to exceed regulatory standards in the care and use of the animals it uses and undergoes internal and external review to assure these standards.

The vast majority of the experimental methods do not use animals and GlaxoSmithKline is actively engaged in research to develop and validate more tests that either avoid the use of animals in research or reduce the numbers needed. When animals are used in research unnecessary pain or suffering is scrupulously avoided.

GlaxoSmithKline understands that use of animals for research purposes commands a high level of public interest. The GlaxoSmithKline Public Policy Position ‘The care and ethical use of animals in research’, and further information and reports, are available on the website, www.gsk.com or from Secretariat.

Back to Contents
14	GlaxoSmithKline Description of business

Build the best product pipeline in the industry continued

The chart below shows GlaxoSmithKline’s new chemical entities (NCE), product line extensions (PLE) and vaccine pipeline evolution for projects in the clinic since 2001. It shows increased levels of productivity particularly in Phase II. This is expected to lead to an increase in Phase III and registrations in the coming years.

Phase I NCEs with multiple indications are only counted once. NCEs in later phases are counted by each indication.

Product development pipeline
The product development pipeline, set out on the following three pages shows considerable breadth and depth. At the end of February 2005, GlaxoSmithKline had 195 pharmaceutical and vaccine projects in development, of which 140 are in the clinic comprising 88 new chemical entities, 32 product line extensions and 20 vaccines. The content of the drug development portfolio will change over time as new compounds progress from discovery to development and from development to the market. Owing to the nature of the drug development process, many of these compounds, especially those in early stages of investigation, may be terminated as they progress through development. For competitive reasons, new projects in pre-clinical development have not been disclosed and some project types may not have been identified.

Key

(v)	Vaccine	Phase I	Evaluation of clinical pharmacology, usually conducted
(p)	Pharmaccine		in volunteers
*	Compounds in Shionogi-GlaxoSmithKline Pharmaceuticals	Phase II	Determination of dose and initial evaluation of
	LLC joint venture		efficacy, conducted in a small number of patients
†	In-license or other alliance relationship with third party	Phase III	Large comparative study (compound versus placebo
S	Date of first submission		and/or established treatment) in patients to
A	Date of first regulatory approval (for MAA, this is the first		establish clinical benefit and safety
EU approval letter)
AL	Approvable letter
MAA	Marketing authorisation application (Europe)
NDA	New drug application (USA)

Back to Contents
Description of business GlaxoSmithKline	15

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Cardiovascular, Metabolic & Urogenital

659032†	Lp-PLA2 inhibitor	atherosclerosis	I
677116†	Lp-PLA2 inhibitor	atherosclerosis	I
681323	p38 kinase inhibitor	atherosclerosis (also rheumatoid arthritis & COPD)	I
813893	factor Xa inhibitor	prevention of stroke in atrial fibrillation	I
480848†	Lp-PLA2 inhibitor	atherosclerosis	II
493838	adenosine A1A agonist	dyslipidaemia	II
501516†	PPAR delta agonist	dyslipidaemia	II
odiparcil†	indirect thrombin inhibitor	prevention of thrombotic complications of	II
cardiovascular disease & deep vein thrombosis (DVT)
prophylaxis
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	III	2006	2006
Coreg CR†	beta blocker	hypertension & congestive heart failure – once daily	III	N/A	2005
Noratak†	recombinant B-type natriuretic peptide	acute heart failure	lll	2007	N/A
Arixtra	synthetic factor Xa inhibitor	prevention of DVT – abdominal surgery	Submitted	S:Jul04	S:Jul04
Arixtra	synthetic factor Xa inhibitor	prevention of DVT – medical conditions	Approved	A:Jan05	S:Feb04
Arixtra	synthetic factor Xa inhibitor	treatment of DVT	Approved	A:Nov04	A:Jun04
Metabolic projects
189075†	sodium dependent glucose transport	type 2 diabetes	I
(SGLT2) inhibitor
856464	melanin concentrating hormone antagonist	obesity	I
677954	PPAR pan agonist	type 2 diabetes	II
823093	DPP IV inhibitor	type 2 diabetes	II
869682†	SGLT2 inhibitor	type 2 diabetes	II
solabegron (427353)	beta3 adrenergic agonist	type 2 diabetes (also over-active bladder)	II
Avandamet XR	PPAR gamma agonist plus metformin	type 2 diabetes – extended release	III		2005
Avandaryl†	PPAR gamma agonist plus sulphonylurea	type 2 diabetes – fixed dose combination	Approvable	2005	AL:Aug04

Infectious Diseases

565154	oral pleuromutilin	treatment of respiratory tract infections	I
270773†	phospholipid anti-endotoxin emulsion	sepsis	II
chlorproguanil, dapsone +	antifolate + artemisinin	treatment of uncomplicated malaria	II	2007	N/A
artesunate (CDA)†
275833	topical pleuromutilin	bacterial skin infections	III	2006	2005
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	III		N/A
Etaquine†	8-aminoquinoline	malaria prophylaxis (adults)	III	TBD	2007
Anti-virals
825780†	DNA antiviral vaccine	HIV infections	I
640385†	aspartyl protease inhibitor	HIV infections	II
695634	non-nucleoside reverse transcriptase inhibitor	HIV infections	II	2007	2007
873140†	CCR5 antagonist	HIV infections	II	2007	2007
Epzicom/Kivexa†	reverse transcriptase inhibitor	HIV infections – combination tablet	Approved	A:Dec04	A:Aug04

Musculoskeletal, Inflammation, Gastrointestinal & Urology

423557†	calcium antagonist	osteoporosis	I
423562†	calcium antagonist	osteoporosis	I
462795†	cathepsin K inhibitor	osteoporosis & osteoarthritis	I
679769	NKI antagonist	urinary incontinence (UI) (also depression & anxiety,
chemotherapy induced & postoperative nausea
		& vomiting)	I
681323	p38 kinase inhibitor	rheumatoid arthritis (also atherosclerosis & COPD)	I
768974†	parathyroid hormone agonist	osteoporosis	I
856553	p38 kinase inhibitor (oral)	rheumatoid arthritis (also COPD)	I
876008†	corticotrophin releasing factor (CRFI) antagonist	irritable bowel syndrome (IBS) also depression & anxiety	I
Entereg†	peripheral mu-opioid antagonist	IBS	I
solabegron (427353)	beta3 adrenergic agonist	over-active bladder (also type 2 diabetes)	I	2007	2007
270384	endothelial cell adhesion molecule inhibitor	inflammatory bowel disease	II
274150	selective iNOS inhibitor	rheumatoid arthritis (also migraine, asthma)	II
683699†	dual alpha4 integrin antagonist (VLA4)	inflammatory bowel disease (also multiple sclerosis)	II
talnetant	NK3 antagonist	IBS (also schizophrenia)	II	2007	2007
Avandia	PPAR gamma agonist	rheumatoid arthritis	II
Entereg†	peripheral mu-opioid antagonist	chronic opiate induced bowel dysfunction & constipation	II	2007	2007
mepolizumab	anti-IL5 monoclonal antibody	hypereosinophillic syndrome (also asthma & eosinophilic
		esophagitis)	III	2006	2006
Avandia	PPAR gamma agonist	psoriasis	III
Avodart + alpha blocker	5-alpha reductase inhibitor plus alpha blocker	benign prostatic hyperplasia – fixed dose combination	III	2007	2007
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	III
Boniva/Bonviva	bisphosphonate	treatment of postmenopausal osteoporosis	Submitted	2005	S:Dec04
– intermittent i.v. dosing
Boniva/Bonviva	bisphosphonate	treatment & prevention of postmenopausal osteoporosis	Submitted	S:Sep04	S:May04
– monthly oral dosing
Entereg†	peripheral mu-opioid antagonist	post operative ileus	Submitted	2005	S:Jun04
Vesicare†	muscarinic antagonist	overactive bladder	Approved	N/A	A:Nov04

Back to Contents

16	GlaxoSmithKline Description of business

Build the best product pipeline in the industry continued

				Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Neurosciences

189254	Histamine H3 antagonist	dementia	I
234551*	endothelin A antagonist	stroke	I
274150	selective iNOS inhibitor	migraine (also rheumatoid arthritis, asthma)	I
406725	gap junction blocker	migraine, epilepsy & neuropathic pain	I	2007	2007
644784	dual acting COX-2 inhibitor	acute & chronic pain conditions including neuropathic	I
		pain (also schizophrenia)
705498	vanilloid 1 antagonist	acute migraine	I
737004*	endothelin A antagonist	stroke	I
742457	5HT6 antagonist	schizophrenia & dementia	I
773812	mixed 5HT/dopaminergic antagonist	schizophrenia	I
823296	NK1 antagonist	depression & anxiety	I
842166	non-cannabinoid CB2 agonist	inflammatory pain	I
876008†	corticotrophin releasing factor (CRF1) antagonist	depression & anxiety (also IBS)	I
radafaxine (353162)	noradrenaline/dopamine re-uptake inhibitor	fibromyalgia & neuropathic pain	I
Requip XR	non-ergot dopamine agonist	restless legs syndrome (RLS)	I	2006	2006
radafaxine (353162)	noradrenaline/dopamine re-uptake inhibitor	depression	II		2007
radafaxine (353162)	noradrenaline/dopamine re-uptake inhibitor	RLS	II
372475 (NS2359)†	triple (5HT/noradrenaline/dopamine) re-uptake inhibitor	depression	II
406381	dual acting COX-2 inhibitor	acute & chronic pain & migraine	II	TBD	TBD
468816	glycine antagonist	smoking cessation	II
	re-uptake inhibitor
679769	NK1 antagonist	depression & anxiety (also chemotherapy induced	II
		& postoperative nausea & vomiting and UI)
683699†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis (also inflammatory bowel disease)	II
vestipitant (597599)
+ paroxetine	NK1 antagonist + selective serotonin	depression & anxiety	II
talnetant	NK3 antagonist	schizophrenia (also IBS)	II
Avandia	PPAR gamma agonist	Alzheimer's disease	II
Lamictal	sodium channel inhibitor	bipolar disorder – acute treatment	III	N/A	2006
Lamictal XR	sodium channel inhibitor	neuropathic pain (epilepsy, NDA only) once daily	III	2006	2006
Lamictal XR	sodium channel inhibitor	schizophrenia	III		2007
Requip CR†	non-ergot dopamine agonist	Parkinson’s disease – once daily controlled release	III	2005	2005
		formulation
Trexima	5HT1 agonist + naproxen	migraine – fixed dose combination	III	N/A	2005
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	seasonal affective disorder	Submitted		S:Dec04
Requip	non-ergot dopamine agonist	RLS	Approved	A:Jun04	A:Dec03
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	depression	Approved	2006	A:Aug03

Oncology

743921†	kinesin spindle protein (KSP) inhibitor	cancer	I
elacridar	oral bioenhancer	cancer	I
497115†	thrombopoietin agonist	thrombocytopaenia	II	2006	2006
485232†	recombinant human IL18 immunomodulator	immunologically-sensitive cancers (melanoma & renal cell)	II	2007	2007
679769	NK1 antagonist	chemotherapy induced & postoperative nausea &	II
		vomiting (also depression & anxiety and UI)
715992†	kinesin spindle protein (KSP) inhibitor	non small cell lung cancer & other tumours	II
786034	vascular endothelial growth factor 2	solid tumours	II
	tyrosine kinase inhibitor
vestipitant (597599)	NK1 antagonist	postoperative nausea & vomiting (also chemotherapy	II	2006	2006
		induced nausea & vomiting)
ethynylcytidine†	selective RNA polymerase inhibitor	solid tumours	II
lapatinib	ErbB-2 and EGFR dual kinase inhibitor	breast cancer (also renal, lung, bladder, gastric,	III	2006	2005
		head & neck cancers)
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first line therapy	III	2006	2006
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	III	2006	2006
		– oral formulation
nelarabine	guanine arabinoside prodrug	acute lymphoblastic leukaemia & lymphomas	III	2005	2005
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy	Approved	2005	A:Nov98

Back to Contents

Description of business GlaxoSmithKline	17

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Respiratory

159802†	long acting beta2 agonist	asthma & chronic obstructive pulmonary disease (COPD)	I
642444†	long acting beta2 agonist	asthma & COPD	I
656933	IL8 antagonist	COPD	I
681323	p38 kinase inhibitor (oral)	COPD (also rheumatoid arthritis & atherosclerosis)	I
856553	p38 kinase inhibitor (oral)	COPD (also rheumatoid arthritis)	I
159797†	long acting beta2 agonist	COPD, also COPD & asthma in combination with	II
a glucocorticoid agonist
202405	muscarinic antagonist	COPD	II
274150	selective iNOS inhibitor (oral)	asthma, (also migraine & rheumatoid arthritis)	II
597901†	long acting beta2 agonist	COPD, also COPD & asthma in combination with	II
a glucocorticoid agonist
678007†	long acting beta2 agonist	COPD, also COPD & asthma in combination with	II
a glucocorticoid agonist
685698	glucocorticoid agonist	asthma & COPD in combination with a long acting	II
beta2 agonist (also allergic rhinitis)
766994	chemokine 3 (CCR3) antagonist (oral)	asthma & allergic rhinitis	ll
799943	glucocorticoid agonist	asthma & COPD in combination with a long acting	II
beta2 agonist
842470†	PDE IV inhibitor (inhaled)	COPD	II
mepolizumab	anti-IL5 monoclonal antibody	asthma (also hypereosinophillic syndrome and	II
eosinophilic esophagitis)
Avamys/Allermist (685698)	glucocorticoid agonist	allergic rhinitis	III	2006	2006
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD – mortality claim	III	2006	2006
Seretide	beta2 agonist/inhaled corticosteroid	asthma – initial maintenance therapy	Submitted	S:Aug04	N/A
Serevent	beta2 agonist	asthma & COPD – non-CFC inhaler	Submitted	S:Apr04	N/A
Ariflo	PDE IV inhibitor (oral)	COPD	Approvable		AL:Oct03
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma – non-CFC inhaler	Approved	A:Jun00	AL:Oct01
& Oct02

Hepatitis Vaccines

Hepatitis E	recombinant	hepatitis E prophylaxis	II
Fendrix Extra Strength	recombinant	extra strength hepatitis B prophylaxis (pre-haemodialysis	Approved	A:Nov04	A:Feb05
Hepatitis B		and haemodialysis patients)

Paediatric Vaccines

Rotarix	live attenuated – oral	rotavirus prophylaxis	lll	2005
Streptorix	conjugated	S. pneumoniae disease prophylaxis for children	III	2007	2007
N. meningitidis	conjugated	meningitis prophylaxis	Submitted	S:2005
combinations
Priorix-Tetra	live attenuated	measles, mumps, rubella and varicella prophylaxis	Submitted	S:Apr04

Other Vaccines

HIV	recombinant	HIV prophylaxis	I
flu improved	subunit	influenza prophylaxis	I
S. pneumoniae elderly	recombinant	S. pneumoniae disease prophylaxis	I
Varicella Zoster	recombinant	Varicella Zoster prevention	I
Dengue fever	attenuated tetravalent vaccine	prophylactic use	Il
Epstein-Barr virus	recombinant	EBV prophylaxis	II
Mosquirix	recombinant	malaria prophylaxis	II
Staphylococcal antibodies†	monoclonal antibody	prevention of staphylococcal infections	II
Cervarix	recombinant	prophylaxis of human papillomavirus (HPV) infections	IIl	2006
Simplirix	recombinant	genital herpes prophylaxis	III
Boostrix	subunit	adolescent/adult booster for diphtheria, tetanus and pertussis	Approved	A:Oct00	S:Jun04

Pharmaccines

breast cancer therapeutic	recombinant	treatment of breast cancer	I
(Her 2 Neu)
P501	recombinant	treatment of prostate cancer	l
mage 3 (249553)	recombinant	treatment of lung cancer/melanoma	II

Back to Contents

18	GlaxoSmithKline Description of business

Achieve commercial and operational excellence

GlaxoSmithKline undertakes a range of activities to maximise the commercial potential of its intellectual property, by introducing innovative products into as many markets as possible, accelerating the process to bring new products to market, increasing brand recognition and ensuring that patients have access to new medicines. Both the pharmaceutical and consumer healthcare businesses focus on ways to improve existing performance through commercial and operational excellence initiatives.

Worldwide sales force excellence
GlaxoSmithKline sales force has always ranked high on surveys with healthcare professionals. Worldwide sales force excellence (WSFE) aims to improve customer satisfaction even further.

The time available for physicians to learn about new medicines and clinical studies is precious. Through the WSFE initiative, sales representatives strengthen product knowledge and learn to deliver patient-specific treatment options more efficiently and more effectively. Research shows that a sales visit is highly effective when a representative engages the physician in dialogue around patient types and supports the message with visual aids that illustrate clinical results.

In 2004, the Group introduced a single global sales call model that focuses on treating the patient through a dialogue about ”when“ a GlaxoSmithKline medicine is appropriate, “why” it is effective and “how” to administer it safely. By the end of the year, all field people in the Group’s key markets had been trained in the new “When? Why? How?” approach.

The entire sales organisation is immersed in WSFE to bring about a cultural change that raises ethical standards and helps build long-term, trusting relationships with the healthcare community.

Marketing excellence
Goals of the global Marketing excellence initiative are first, to help undiagnosed patients seek a physician’s help and, second, to ensure they receive appropriate treatment. For example, in the UK, officials estimate that 2.4 million people suffer from type 2 diabetes, yet about 25 per cent of them remain undiagnosed, and of those diagnosed, another 25 per cent remain untreated. Of those treated, a significant number is under-treated in some way – that is, these patients do not achieve the level of health that the treatments could provide under optimal circumstances. GlaxoSmithKline’s marketing initiative implements programmes to overcome the barriers to proper diagnosis and treatment. As these programmes begin to show effects, the societal costs of disease will decrease. To the extent that a GlaxoSmithKline product is chosen for patients’ treatment, the Group will benefit as well.

GlaxoSmithKline has been recognised by the industry for its excellence in marketing and has received a variety of awards acknowledging the success of its campaigns. Each award programme is independently judged by experts.

GlaxoSmithKline is committed to marketing that is ethical, responsible and patient-centred. There is a corporate policy governing marketing activities that applies to all employees, suppliers, contractors and agents. This policy requires that all marketing and promotional activities are based on valid scientific evidence, and comply with applicable laws and regulations. Each business sector has policies that include additional requirements and guidance.

GlaxoSmithKline also complies with relevant industry codes of practice. Training is provided for all employees whose position requires an understanding of Group marketing requirements, particularly sales representatives. There is a monitoring process for marketing activities which includes Group internal audit and independent reviews and approvals.

Patient advocacy
The Patient advocacy initiative has demonstrated significant progress since its inception in 2002. The rationale for the strategy centres on both enhancing access for the Group’s medicines in markets where public and private payers influence availability as well as improving the reputation as a patient-centric group.

Initially launched as a US programme, it has now been expanded to be a critical initiative in strategic plans throughout the world. This year’s Patient Advocacy Leaders Summit in Philadelphia was attended by over four hundred people representing twenty three countries from six continents. Additionally, Patient Advocacy teams in both the US and Europe have shared best practices and established processes to optimise interaction with patient groups.

European Centres of Excellence
Pharmaceuticals Europe has introduced a new business model to enhance its ability to compete in an increasingly challenging environment. The model has established Centres of Excellence for key therapeutic areas, such as respiratory and metabolic and for business capabilities such as commercial excellence and portfolio management. These centres develop pan-European strategies which are implemented consistently across the region. The model is driving the swift adoption of brand strategies and campaigns, while reducing costs and duplication. The new model also focuses on ensuring that new assets may be launched in Europe with the optimal data to support their approval and reimbursement.

Procurement
GlaxoSmithKline annually spends around £5 billion on non-production related third party purchases; worldwide this covers all areas including media, travel, R&D, IT and marketing. These purchases are managed by procurement, on behalf of their internal customers and focus on delivering the best value to the Group. This approach covers assurance of supply, service, quality, cost and innovation. The process has delivered savings in excess of £200 million per year since the merger.

Improving processes
The Group has ongoing improvements in processes to increase the quality of goods and services, improve speed and reliability of performance and deliver savings. The procurement function initiates rigorous supplier selection and monitoring processes across all key areas of expenditure and compliance with the use of preferred suppliers is high. In 2004, operational excellence experts from Global Manufacturing and Supply supported a number of other businesses and functions by helping to solve problems in a rigorous, controlled and structured way and to focus efficiently on those activities adding the greatest value to GlaxoSmithKline.

Project Future
In 2003, Project Future, a fundamental review of the Consumer Healthcare business model to increase competitiveness and, thereby, sales growth was undertaken. This model was implemented in 2004. Further details are given on page 23.

Back to Contents

Description of business GlaxoSmithKline	19

Improve access to medicines

Access to healthcare in the developing world

Access to healthcare in developing countries remains a major challenge to the global community. The problem, which is rooted in poverty and a lack of political will, continues to demand a significant mobilisation of resources and a true spirit of partnership. It must be tackled as a shared responsibility by all sectors of global society. The Group does not have the mandate, expertise or resources to address the underlying problems that exist. However, GlaxoSmithKline continues to play a vital role, through its commitment to R&D into diseases particularly prevalent in the developing world, through its programme of preferential pricing for its anti-retrovirals (ARVs), anti-malarials and vaccines, and through its willingness to seek innovative solutions, such as voluntary licencing arrangements.

Preferential pricing arrangements
GlaxoSmithKline has offered its vaccines to key organisations for vaccination programmes in developing countries at preferential prices for over 20 years. The Group also sets a single, sustainable, not-for-profit price for each of its ARVs and anti-malarials to a wide range of customers in Least Developed Countries (UN definition) and sub-Saharan Africa, as well as projects fully-funded by the Global Fund to Fight AIDS, TB, and Malaria and the US President’s Emergency Plan for AIDS Relief. This means that the not-for-profit prices are offered in a total of 100 countries.

GlaxoSmithKline is committed to contributing to health improvements in a sustainable manner. The prices for its ARVs and anti-malarials are therefore set at levels at which no profit is made, but direct costs are covered, allowing supply to be sustained for as long as required. The Group has undertaken to reduce these prices whenever possible. Although two reductions were announced in 2003, no price reductions were possible in 2004.

Preferential pricing is improving access. The Group has signed over 200 agreements, covering 57 of the world’s poorest countries, to supply ARVs at preferential prices. Customers include governments, non-governmental organisations (NGOs), hospitals, academic institutions and private employers.

The offer of not-for-profit prices requires a sustainable framework, combining the Group’s commitment to preferential pricing with commitments from governments of the developed world to avoid price referencing against preferentially priced medicines and to help prevent product diversion. GlaxoSmithKline has taken steps to minimise the threat of diversion and is now able to supply over 50 countries with Combivir, Epivir and Trizivir in special access packs. Similar efforts are underway to secure widespread regulatory approval for Retrovir and Epivir Syrup access packs and to register differentiated red (as opposed to traditional white) Combivir and Epivir tablets across a number of International markets. During 2004, the Group successfully registered nine of its ARVs under the European Union’s Anti-Diversion Regulation. It also continued to encourage other countries to take the necessary steps to ensure the introduction and strict enforcement of appropriate anti-diversion measures.

Voluntary licences
During 2004, GlaxoSmithKline granted five voluntary licences to African generics companies for the manufacture and sale of ARVs to both the public and private sectors in sub-Saharan Africa. These licences build upon the Group’s agreement with Aspen Pharmacare, sub-Saharan Africa’s largest generic company, first signed in September 2001, and demonstrate GlaxoSmithKline’s ongoing commitment to increasing access to essential medicines through innovative solutions.

Looking ahead
GlaxoSmithKline will continue to build on its products, pricing and partnership commitments to help improve healthcare in the developing world. However, a significant increase in funding from the global community is still needed. It is also important to maintain incentives for R&D through protection of intellectual property. There is, for example, neither a cure nor a vaccine for HIV/AIDS.

While much was achieved in 2004, sustainable progress will only occur if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society – governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.

Access to healthcare in the developed world

GlaxoSmithKline plays an active role in improving the healthcare of people who have limited access to medicines. During 2004, the Group’s Bridges to Access and Commitment to Access programmes provided over $372 million worth of medicines to qualifying low-income US residents. For Medicare beneficiaries, there is the GlaxoSmithKline Orange Card programme which offers qualifying US senior citizens 20 to 40 per cent discounts off their outpatient GlaxoSmithKline medicines. More than 175,000 individuals have signed up for the programme. The Group is committed to maintaining this programme until a Medicare prescription benefit is in place in 2006.

The Group is also a founding member of Together Rx, a multi-company card programme through which seven major participating pharmaceutical companies offer savings in the USA on more than 155 widely prescribed medicines. Together Rx participants can save up to 40 per cent off the usual amount for their prescriptions. By the end of 2004 over 1.4 million people had joined this programme.

In addition, GlaxoSmithKline and nine other pharmaceutical companies created Together Rx Access, a savings programme for qualified individuals in the USA who lack prescription drug coverage. Through Together Rx Access, the participating companies offer savings of about 25 to 40 per cent off the usual pharmacy cost on over 275 medicines.

Back to Contents

20	GlaxoSmithKline Description of business

Be the best place for the best people to do their best work

GlaxoSmithKline people

GlaxoSmithKline is committed to creating the best place for the best people to do their best work.

Performance and reward
Reward philosophy and programme development underscore GlaxoSmithKline’s commitment to a performance culture. Performance based pay, share awards, share options and performance and development planning contribute to retention of key talent, superior performance and accomplishment of business targets.

The annual performance and development planning (PDP) process ensures that individuals set business goals aligned with corporate strategies, set behavioural goals, and create a development plan. PDP’s are reviewed throughout the year, culminating with an end of year review that is factored into compensation decisions.

Performance with Integrity is central to operating at GlaxoSmithKline. The recent Leadership Survey showed over 90 per cent believe that “people in their department show commitment to performance with integrity”.

A commitment to flexible working through flexi-time, teleconferencing, remote working and flexible work schedules, recognises that employees work best in an environment that helps them integrate their work and personal lives.

Diversity
The GlaxoSmithKline diversity initiative focuses on improving performance by responding to the diverse needs of employees, customers, and external stakeholders. At the second annual Multicultural Marketing and Diversity Awards, 80 entrants from five countries highlighted innovative activities that demonstrated business impact. In 2004, the global management population by gender was 65 per cent male, 35 per cent female. For more details on diversity measures, see the Corporate responsibility report in the section, Employment Practices.

The Group is committed to employment policies free from discrimination against potential or existing staff on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability. GlaxoSmithKline is committed to offering people with disabilities access to the full range of recruitment and career opportunities.

Recruitment
Whilst voluntary turnover is only four per cent, GlaxoSmithKline is committed to continuing to enhance its recruitment processes. Candidate Care transforms the recruitment process into a customer experience, aiming to build positive relationships with those who seek to join and stay with the Group.

Talent management and leadership development
Every individual creates a development plan yearly as part of the PDP process. Key talent is then identified through Talent Reviews conducted by each business and function. Individuals are given feedback on development needs, and key talent is developed through new positions, assignments and courses. A pool of successors is identified for all Vice-President positions and other critical positions in the organisation.

Individuals are developed for global leadership positions through targeted job moves in different businesses and geographies. A variety of programmes are offered internally to develop leaders and managers who innovate, inspire and execute well.

Communication and involvement
A senior management conference, held in February 2004, allowed more than 1,000 delegates to be briefed directly by members of the Corporate Executive Team on key challenges facing the Group and to debate strategies for addressing them. The event also recognised individuals who made outstanding contributions in 2003.

In May 2004, a second Global Leadership Survey was conducted among more than 10,000 managers to gauge opinion on critical issues such as culture and confidence in the Group’s future. Results showed significant improvement on 29 of 31 items compared with 2002 results. Compared with global benchmarks, managers rate highly on fostering alignment between personal goals and the GlaxoSmithKline mission and fostering an environment of ethics and integrity. In the survey, 80 per cent of managers were “proud to be part of GlaxoSmithKline” and would “gladly refer a friend or family member to work for GlaxoSmithKline”.

With regard to improvement areas, managers report that GlaxoSmithKline should continue to enhance our environment as a place where people are able to do their best work and engage managers in making the changes necessary to compete effectively. Each business and function has developed action plans to address areas for improvement.

The Group continually seeks ways of improving the efficiency and effectiveness of employee communications, in order to maximise awareness of critical information within a diverse global audience. A streaming video project is underway, which will allow senior executives to communicate more frequently with employees.

Health and well-being
Global policies on Employee Health are supported by mandatory standards that integrate employee health and safety and environmental requirements. These standards are applied to all the Group’s facilities and operations worldwide.

Based on the first year data from the global health experience, three health areas have been identified for additional focus. These are musculoskeletal, mental health and conditions related to material handling. Multidisciplinary teams are working to set baselines, align reporting and develop interventions. This effort will help to reduce the incidence and impact of these conditions in the future.

Human resources services and information systems
GlaxoSmithKline’s human resource delivery strategy is designed to make the most of technology. Human resources services and information are delivered through low cost, highly effective channels that make it easy for job candidates, employees and retirees to access information about employment, compensation and benefits, policies and programmes. These include intuitive personalised web based tools, available to employees in many locations.

Back to Contents

Description of business GlaxoSmithKline	21

Invest in communities

Success through partnership

GlaxoSmithKline continues to build on its history of community investment programmes and support for better healthcare delivery and education in under-served communities around the world. The Group does this through active engagement with numerous external stakeholders including the World Health Organization (WHO) and members of the not-for-profit community. It funds community-led initiatives across the world and donates medicines to support humanitarian efforts and community-based healthcare. Many of the programmes are long term commitments that help bring about sustainable change in communities.

Community investment

GlaxoSmithKline’s global community investment activities in 2004 were valued at £328 million, equivalent to 5.4 per cent of Group profit before tax. This comprised product donations of £260 million, cash giving of £48 million, in-kind donations of £2 million and costs of £18 million to manage and deliver community programmes in more than 100 countries.

Product donations in 2004 were as follows:

Product donations (total £260 million)

GlaxoSmithKline’s cash giving was targeted primarily at health and education initiatives.

Breakdown of cash giving (total £48 million)

In the UK, GlaxoSmithKline contributed £4 million in 2004 to its continuing corporate programme of charitable activities supporting over 70 organisations in health, medical research, science education, the arts and the environment. In addition Group companies in the UK provided a further £4 million for community purposes. Corporate programmes in North America focused on improving public education and access to better healthcare for children and senior citizens with funding of $12 million. In addition nearly $16 million was donated by the Group’s US-based businesses to regional community activities.

GlaxoSmithKline does not operate a single charitable foundation but has a number of small country-based foundations in Canada, the Czech Republic, France, Italy, Romania, Spain and North Carolina in the USA. The grants made by these foundations in 2004 are included in the investment total.

GlaxoSmithKline is a member of the PerCent Club, giving over one per cent of its profit before tax to good causes, and has been recognised as the largest giver of any FTSE 100 company for the previous three years.

Global health programmes
Eliminating Lymphatic Filariasis
The Group’s effort to help rid the world of the disabling disease, lymphatic filariasis (LF), continued in close partnership with the governments of endemic countries, the WHO and over 40 partner organisations. The Group has committed to donate as much of the anti-parasitic drug albendazole as required to treat the one billion people at risk in 80 countries by 2020.

In 2004, the sixth year of the programme, 67 million albendazole treatments, worth £7 million at wholesale acquisition cost, were donated to 34 countries. Since the global elimination programme started in 2000 over 85 million people have received donated albendazole – a cumulative total of 307 million treatments. During 2004, Egypt and several Pacific Islands completed the minimum five rounds of mass drug administration and preliminary results look impressive.

In addition to donating albendazole tablets,the Group gave grants of £1 million and staff expertise to support the activities of the Global Alliance to Eliminate LF.

GlaxoSmithKline’s Positive Action on HIV/AIDS
Positive Action is GlaxoSmithKline’s 12-year pioneering global programme working with communities affected by AIDS. It supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. New programmes were launched in Latin America, Asia and central and eastern Europe to address the emerging epidemic.

During 2004, Positive Action worked with 23 partners to support programmes in 35 countries, including:

• raising awareness about AIDS among men in Kenya

• providing UK prisoners with education on preventing blood-borne diseases

• training more than 350 trainers of health and social care workers in 130 African organisations

• promoting partnerships in Asia to improve patients’ understanding about treatment

• providing support for thousands of community delegates at regional and international AIDS conferences.

The GlaxoSmithKline African Malaria Partnership
The GlaxoSmithKline African Malaria Partnership supports three behavioural development programmes working in eight African countries, following the addition of Senegal to the programme in 2004. During 2004, the Group disbursed further grants in a $1.5 million three year commitment to its partners; Freedom From Hunger, the African Medical and Research Foundation (AMREF) and Plan International. The programmes are expected to benefit nearly two million people and focus particularly on young children and pregnant women, encouraging effective prevention measures, prompt treatment and antenatal malaria management.

Back to Contents

22	GlaxoSmithKline Description of business

Invest in communities continued

PHASE
The PHASE initiative (Personal Hygiene and Sanitation Education) is providing education to thousands of school children in Kenya, Zambia, Nicaragua and Peru to improve their health and hygiene to fight infectious diseases. In 2004, the Group committed three-year funding of £226,000 to extend the programme into Uganda in partnership with the Ministry of Health and AMREF. The achievements of PHASE were again recognised with a World Business Award in support of the Millennium Development Goals and an industry award for disease prevention and education.

Humanitarian product donations
During 2004, GlaxoSmithKline donated essential products such as antibiotics, through non-profit partners including AmeriCares, MAP International and Project HOPE, in response to humanitarian relief efforts and community healthcare. For example, the Group donated products following the floods in Bangladesh, hurricanes in the USA and the Caribbean, typhoons in the Philippines, the conflict in Sudan, and the Asian tsunami.

In 2004, the total value of the Group’s humanitarian product donations was £50 million. This excludes albendazole donated to the lymphatic filariasis elimination programme. Product donations are valued at wholesale acquisition cost which is the wholesale list price, not including discounts, and is a standard industry method.

Community initiatives
GlaxoSmithKline is dedicated to strengthening the fabric of communities where it operates through providing health and education initiatives and support for local civic and cultural institutions that improve quality of life. GlaxoSmithKline’s contribution to improve healthcare includes a three-year grant of more than $2 million which has helped to expand The Children’s Health Fund’s Referral Management Initiative (RMI) into seven US states, ensuring continuity of specialist medical care for high-risk children who are often homeless.

The Group supported the Arthur Ashe Institute for Urban Health with grants totalling $350,000 over three years for core funding and the Community Health Empowerment Program to provide health education for low-income neighbourhoods in non-traditional venues, such as churches and shops.

GlaxoSmithKline continues its 10 year partnership with Barretstown in Ireland and L’Envol in France which provide life-changing activity programmes backed by the medical community for European children with cancer and life-threatening illnesses, helping them to rediscover their confidence, self-esteem and participate fully in their everyday lives. They received £250,000 and £100,000, respectively.

The annual Impact Awards recognise excellence in the work of non-profit community health organisations across the UK and in the Greater Philadelphia area of the USA. Over 20 charities received unrestricted awards for their work dealing with diverse issues such as domestic and community violence, sexual health for young people and child abuse.

To further medical research, over £500,000 was provided to UK medical charities such as Breakthrough Breast Cancer, Cystic Fibrosis Trust, DEBRA, Ehlers-Danlos Support Group and the Motor Neurone Disease Association.

The Group supported the British Lung Foundation’s Baby Breathe Easy programme with a two year grant of £386,000, funding a pilot scheme which will be run in nine regions across the UK. This supports parents and carers of babies and children under five, with recurring chest problems.

Education initiatives
The Group’s efforts to improve public and science education included a three year grant of $300,000 to the National Board for Professional Teaching Standards to increase the number of science teachers pursuing certification in North Carolina and Philadelphia.

A grant of $50,000 to the Center for Corporate Citizenship of the US Chamber of Commerce links the Department of Education into a programme to review how education impacts the economy. The Philadelphia Education Fund received a grant of $129,000 for the Middle Grade Matters campaign to improve middle-level education for children aged 11-16.

GlaxoSmithKline continued to support the INSPIRE (INnovative Scheme for Post-doctoral researchers in Research and Education) scheme, developed in partnership with Imperial College London and the Specialist Schools Trust, with a £1 million donation over four years. INSPIRE places post-doctoral researchers in specialist science schools to assist with science teaching.

Science in the Summer, a free library-based science education programme in the Philadelphia area teaching basic scientific concepts, continued to receive support with a grant of $365,000. Now in its 19th year, more than 68,000 children have participated in the programme. Science Across the World, an award-winning international education programme that uses web-based resources to promote discussion of science issues between 90,000 children in schools in over 100 countries, received a grant of £100,000.

Employee involvement
GlaxoSmithKline employees are encouraged to contribute to their local communities through employee volunteering schemes. Support varies around the world but includes employee time, cash donations to charities where employees volunteer and a matching gifts programme. In many countries, GlaxoSmithKline offers tax-efficient methods for employee giving in accordance with local taxation guidelines.

In 2004, in the USA, the Group matched more than 15,000 employee and retiree gifts at a value of over $4 million. The Group also matched the $1.3 million of employee donations to the GlaxoSmithKline and United Way campaign giving a combined contribution of $2.6 million. In addition, GlaxoSmithKline’s Investment in Volunteer Excellence (GIVE) programme provided grants to 700 charitable organisations where employees or their partners have volunteered at least 50 hours in the year.

GlaxoSmithKline’s Making a Difference programme in the UK provided grants of £269,000 to over 400 non-profit organisations or registered charities based on employee involvement.

Back to Contents

Description of business GlaxoSmithKline	23

Consumer Healthcare

Current business

GlaxoSmithKline Consumer Healthcare manufactures and markets consumer brands in the healthcare industry. The organisation has structure and responsibility at global, regional and local levels. Operations span the majority of the world’s geography and are sold principally across two major trade channels, grocery and pharmacy. Brands are marketed across the full regulatory spectrum from prescription through to free sale.

The environment in which the Consumer Healthcare business operates has become ever more challenging:

•	consumers are demanding better quality, better value and improved performance
•	retailers have consolidated, globalised and therefore strengthened their negotiation power
•	competitors are finding conditions equally challenging and therefore competing more aggressively across all elements of the marketing mix
•	cycle times for innovation have been reduced.

New strategy
The vision of the Consumer Healthcare business is to be the fastest growing consumer healthcare group, through innovation centred on consumers and delivered by science.

In order to conduct business more effectively in the current environment the Consumer Healthcare business strategy and operating model have been redesigned. The new model was implemented in 2004 and is now operational and targeted to deliver faster sales growth. It will achieve this through a vigorous focus on delivering new product developments, tightly aligned with consumer needs. The new model more effectively welds together R&D, marketing and commercial operating units with a new culture providing:

•	greater focus, alignment and simplicity – less proliferation, duplication and bureaucracy
•	better, faster ways of working together and no dilution of local knowledge or implementation power.

New structure
The focus of the new operating model is on brands and growth opportunities. Consequently brands are split into three categories and the business structure is centred on:

•	Global brands
•	Lead market brands
•	Enterprise brands

Global brands (40 per cent of global sales)
For those brands that have sales in multiple markets and similar positioning such that they may be developed most effectively using a global approach, a new team called the Future Group has been created. This group assumes responsibility for consumer and market understanding, brand equity and strategy, innovation pipeline and communication. The Future Group comprises dedicated resources for idea generation and innovation development covering both product packaging and the whole communications mix.

The five Global brand concepts and teams are:

•	Aquafresh
•	Sensodyne
•	Dental care & cold sore
•	Panadol
•	Smoking Control

The Future Group also includes centres of excellence in global project management, medical marketing and e-marketing. Support functions have also reorganised to more effectively serve the new model.

Lead market brands (30 per cent of global sales)
These brands are large and marketed in several territories but generally with one anchor market that can lead the development of these businesses for other markets. They still enjoy central R&D resource, and include such brands as Lucozade, Ribena, Horlicks, Tums and Dr Best.

Enterprise brands (30 per cent of global sales)
The remaining valuable local brands are managed in a new model which retains local responsibility for the brand, communications and innovation. The enterprise brands are also supported by global, regionally-focused resources, to enable application of the best practice and the cross-pollination of innovation.

The success of Consumer Healthcare’s new business model will be reflected in the sales growth of the Global, Lead market and Enterprise brands.

Research and development – Consumer Healthcare

R&D has aligned itself closely with the new Consumer Healthcare operating model and structure. For the Global brands, it now mirrors the commercial structure with R&D teams paired with Future Group teams and located in the principal centres for Consumer Healthcare R&D at Weybridge in the UK and in Parsippany in the USA; with this co-location, these sites are now termed Innovation Centres. The focus of R&D is on the identification and rapid development of novel products that bring benefits to consumers in the over-the-counter (OTC), oral care and nutritional healthcare markets.

Back to Contents

24	GlaxoSmithKline Description of business

Global manufacturing and supply

GlaxoSmithKline has a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 28,000 different pack sizes and presentations.

Manufacture of medicines begins with the development of a therapeutic active ingredient (bulk active) in a selected formulation. Global Manufacturing and Supply (GMS) develops manufacturing processes for full scale volume production of active compounds at primary manufacturing sites. Converting active compounds into a finished dosage formulation is the responsibility of the secondary manufacturing sites.

GMS operates as a single global network of 82 sites in 37 countries. Each year GMS produces around 6,000 tonnes of bulk actives and over four billion packs, which are packaged and delivered for sale in over 160 countries. Throughout the world it also supports approximately 2,000 new product and line extension launches a year.

By adopting leading edge practices and developing its people GMS expects to derive benefits from:

•	a secure source of supply of high quality products

•	compliance with regulatory requirements and customer expectations

•	best in class cost.

Organisation

Supply divisions
The former five geographic and supply chain structures are now four supply divisions, with sites grouped together based upon common business drivers, areas of expertise and the commercial activities that they support. These four divisions are described below:

Primary supply and Antibiotics
Primary supply and Antibiotics focuses on ensuring the supply of high quality and competitively priced bulk actives and on driving improvements in primary technologies and processes. It also supports the delivery of maximum value from the antibiotics franchise through a combined primary and secondary approach to cost competitive supply and response to market opportunities and customer needs. There are 18 sites in eight countries in Primary supply and Antibiotics.

Consumer Healthcare supply
Consumer Healthcare supply focuses on delivering high-quality, competitively-produced products and offering the capability for rapid new product introduction in a highly innovative and competitive business which has far shorter time frames than pharmaceuticals. New technologies have become a fundamental platform for lowering costs and providing flexibility in operations. There are 25 sites in 18 countries in Consumer Healthcare supply.

Regional pharma supply
Regional pharma supply focuses on several key activities, the supply of products that are key in one or more regions, the supply of products that are important in a particular market, and the tailoring of packaging to meet specific local requirements. A key focus for the regional pharma supply team is on reducing costs so that GlaxoSmithKline can compete more effectively in all its markets. There are 31 sites in 23 countries in Regional pharma supply.

New product and global supply
New product and global supply focuses on ensuring that the appropriate technical competencies exist to support rapid and successful new product introduction. It works closely with R&D’s development team to do this. It also ensures secure supply of the key brands that are sold across many markets and have global distribution. This division is the focal point for developing and introducing new secondary manufacturing technologies for GMS. It co-ordinates with Primary supply operations to ensure optimal alignment between the two divisions and a full value stream approach to introducing new products. There are eight sites in six countries in New product and global supply.

Operational excellence
GMS has developed a set of metrics and a common methodology for driving improvement; in particular these have focused on increasing the robustness of the manufacturing processes to reduce waste and maintain the highest quality standards. Extensive leadership education has been carried out to reinforce a culture of continuous improvement, with staff empowered to solve problems in a rigorous, controlled and structured way. All this has given the capability to drive step-change in performance, and to implement improvements rapidly across the manufacturing network.

Since the formation of GlaxoSmithKline, merger rationalisation and operational excellence initiatives have reduced the number of manufacturing sites by 33 (29 per cent).

External suppliers
Manufacturing spends over £2 billion with many external suppliers every year, including the purchase of active ingredients, chemical intermediates, part-finished and finished products. GMS takes appropriate steps to protect its supply chains from any disruption resulting from interrupted external supply through appropriate stock levels, contracting and alternative registered suppliers.

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

Bulk, filling and packaging are carefully balanced and stocking of vaccines helps manage short-term increases in demand. Such increases are prompted by disease outbreaks or increased demand from the public owing to disease awareness campaigns.

Back to Contents

Description of business GlaxoSmithKline	25

Products and competition

Pharmaceutical products

GlaxoSmithKline’s principal pharmaceutical products are presently directed to nine therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:

	2004	2003	2002
Turnover by therapeutic area	£m	£m	£m

Respiratory	4,415	4,417	3,987
Central nervous system	3,463	4,455	4,511
Anti-virals	2,360	2,349	2,299
Anti-bacterials/anti-malarials	1,561	1,815	2,210
Metabolic	1,253	1,079	960
Vaccines	1,196	1,123	1,080
Oncology and emesis	934	1,001	977
Cardiovascular and urogenital	933	771	661
Other	1,031	1,171	1,310

	17,146	18,181	17,995

Products and their versions may not be approved for all indications in all markets where they are available.

Respiratory
Seretide/Advair, a combination of Serevent and Flixotide, offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler. It is approved for the treatment of asthma and COPD.

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

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI)for the treatment of depression, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder, premenstrual dysphoric disorder, and general anxiety disorder.

Wellbutrin is an anti-depressant, available in the USA in normal, sustained-release (SR) and once daily formulations.

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

Epzicom/Kivexa, approved by the FDA in August 2004, is a combination of Epivir and Ziagen that is taken as one tablet with once-daily dosing for HIV/AIDS in combination with at least one other anti-HIV drug.

Lexiva/Telzir is a protease inhibitor for the treatment of HIV, that is well tolerated and more convenient than Agenerase which it supersedes. Lexiva may be taken twice daily or once daily when boosted with ritonavir.

Zeffix has been approved for marketing in the USA, Europe, China and other markets for the treatment of chronic hepatitis B.

Valtrex is a treatment for episodic genital herpes as well as the long term suppression and reduction of transmission of genital herpes, zoster (shingles), cold sores and chicken pox. Valtrex supersedes Zovirax, which is also used to treat herpes infections.

Anti-bacterials and anti-malarials
Augmentin is a broad-spectrum antibiotic suitable for the treatment of a wide range of common bacterial infections and is particularly effective against respiratory tract infections. Augmentin ES-600 is an extra strength suspension specifically designed to treat children with recurrent or persistent middle ear infections. Augmentin XR is an extra strength tablet form for adults to combat difficult to treat infections.

Zinnat is an oral antibiotic used primarily for community-acquired infections of the lower respiratory tract.

Malarone is an oral anti-malarial used for the treatment and prophylaxis of malaria caused by Plasmodium falciparum.

Lapdap is an effective and well tolerated therapy for the treatment of malaria, which has been developed through a public/private collaboration.

Back to Contents

26	GlaxoSmithKline Description of business

Products and competition continued

Metabolic
Avandia is a potent insulin sensitising agent which acts on the underlying pathophysiology of type 2 diabetes.

Avandamet is a combination of Avandia and metformin HCI; it is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill.

Avandaryl, a fixed-dosed combination of Avandia, and Amaryl, a Sanofi-Aventis product, was approved in Canada in October 2004. An FDA approvable letter was received in 2004. GlaxoSmithKline is working with the FDA to bring about a resolution of the outstanding issues.

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

Bexxar is a treatment for patients with CD20 follicular, non-Hodgkin’s lymphoma with and without transformation whose disease is refractory to rituximab and who have relapsed following chemotherapy.

Cardiovascular and urogenital
Coreg is an alpha/beta blocker which has been proven to be effective in treating patients with mild, moderate and severe heart failure, heart attack or hypertension. GlaxoSmithKline has sole marketing rights in the USA and Canada. Generic versions of the product are available in Canada.

Levitra is a PDE-5 inhibitor indicated for male erectile dysfunction. GlaxoSmithKline has co-promotion rights in the USA and more than 20 other markets .

Avodart is a 5-ARI inhibitor currently indicated for benign prostatic hyperplasia. A large clinical outcome study is underway examining its efficacy in the prevention of prostate cancer.

Arixtra and Fraxiparine were acquired in 2004 as part of the divestitures required for the merger of Sanofi and Aventis.

Arixtra, a selective Factor Xa inhibitor, is indicated for the prophylaxis of deep vein thrombosis, which may lead to pulmonary embolism, in hip fracture surgery, knee replacement and hip replacement surgery. It is also indicated for the treatment of deep vein thrombosis and pulmonary embolism.

Fraxiparine is a low-molecular weight heparin indicated for prophylaxis of thromboembolic disorders (particularly deep vein thrombosis and pulmonary embolism) in general surgery and in orthopedic surgery, treatment of deep vein thrombosis and prevention of clotting during hemodialysis.

The European marketing rights to Integrilin were acquired in 2004. A GP IIb-IIIa inhibitor, it is approved in the EU for the prevention of early myocardial infarction.

Other
This category includes Betnovate, the higher potency Dermovate and the newer Cutivate, which are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis, Relafen, a non-steroidal anti-inflammatory drug for the treatment of arthritis, and Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders.

Back to Contents

Description of business GlaxoSmithKline	27

Pharmaceuticals competition

The pharmaceutical industry is highly competitive. GlaxoSmithKline’s principal competitors are large international pharmaceutical companies with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. Following loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.

GlaxoSmithKline believes that remaining competitive is dependent upon the discovery and development of new products, together with effective marketing of existing products. Within the pharmaceutical industry, the introduction of new products and processes by competitors may affect pricing levels or result in changing patterns of product use. There can be no assurance that products may not become outmoded, notwithstanding patent or trade mark protection. In addition, increased government and other pressures for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products that are no longer protected by patent.

Respiratory
GlaxoSmithKline’s respiratory franchise is driven by the growth of Seretide/Advair, gaining patients from competitor products and the cannibalisation of Serevent and Flixotide/Flovent. Major respiratory competitors are Singulair from Merck, especially in the USA and in Europe, Symbicort from AstraZeneca and Spiriva from Pfizer/Boehringer Ingelheim.

CNS disorders
Major competitors in the USA to Paxil are its generic forms, as well as generic fluoxetine, the generic form of Eli Lilly’s Prozac, Zoloft from Pfizer, Forest Laboratories’ Celexa and Lexapro. The principal competitors in the USA for Wellbutrin are generic forms of bupropion, the generic forms of SSRIs and Effexor XR, a Wyeth product. Paxil CR and the once-daily Wellbutrin XL help to retain a strong presence in the anti-depressant market, given the availability of generic paroxetine in the USA. Generic competition for Seroxat/Paxil has also commenced in the UK and a number of other markets.

Anti-virals
Major competitors in the HIV market include Gilead, Bristol Myers Squibb, Abbott, Merck and Pfizer.

GlaxoSmithKline has a pioneering role in the HIV market, with Retrovir and Epivir acting as the cornerstone of combination therapy and available as Combivir in a single tablet. The launches of Ziagen, Agenerase, Trizivir, Lexiva and Epizcom have broadened the Group’s portfolio of HIV products.

Valtrex has strengthened the Group’s position in the anti-herpes area. Zovirax faces competition from generic aciclovir. Both Valtrex and Zovirax compete with Novartis’ Famvir. Zeffix was the first anti-viral on the market to treat hepatitis B. Gilead’s Hepsera was the second. GlaxoSmithKline has marketing rights to Hepsera in some key markets.

Anti-bacterials and anti-malarials
Generic versions of both Augmentin and Ceftin/Zinnat are available in the USA. Augmentin has also lost patent protection in various countries in Europe. Augmentin XR and Augmentin ES compete against a broad range of other branded and generic antibiotics. Malarone’s safety profile and convenient dosing regimen have helped put this product in a strong position versus mefloquine for malaria prophylaxis.

Metabolic
The major competitor for Avandia is Takeda Chemical’s Actos, which is co-promoted with Eli Lilly in the USA.

Vaccines
GlaxoSmithKline’s major competitors in the vaccine market include Sanofi Pasteur (SP), Merck and Wyeth. Engerix-B and Havrix compete with vaccines produced by SP and Merck – Comvax and Recombivax HB for hepatitis B, and Vaqta and Avaxim for hepatitis A. Infanrix’s major competitor is SP’s range of DTPa-based combination vaccines.

Oncology and emesis
Zofran presently provides GlaxoSmithKline with a leadership position in the anti-emetic market where competitor companies include Roche, Sanofi-Aventis and more recently Merck. Major competitors in the diverse cytotoxic market include Bristol Myers Squibb, Sanofi-Aventis, Pfizer and Novartis. GlaxoSmithKline’s cytotoxic portfolio, led by Hycamtin and Navelbine, currently holds a relatively small market position.

Cardiovascular and urogenital
GlaxoSmithKline markets Coreg in the USA where its major competitors are Toprol XL and generic betablockers. Avodart competes directly with Merck’s Proscar within the BPH market. GlaxoSmithKline has co-promotion rights in the USA and over 20 other countries for Levitra, which faces competition from Pfizer’s Viagra and Lilly/Icos’ Cialis.

Back to Contents

28	GlaxoSmithKline Description of business

Products and competition continued

Consumer Healthcare products

GlaxoSmithKline’s principal consumer healthcare products are in three major areas. An analysis of sales by these areas is set out below:

	2004	2003	2002
	£m	£m	£m

OTC medicines	1,489	1,556	1,586
Oral care	1,088	1,082	1,052
Nutritional healthcare	636	622	579

	3,213	3,260	3,217

In 2004 sales were three per cent higher in CER terms than in 2003 but declined one per cent in sterling terms.

Major products which are not necessarily sold in all markets are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Zovirax
Abreva
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei

Oral care	Aquafresh
Dr Best
Macleans
Odol
Odol Med 3
Polident
Poligrip
Sensodyne

Nutritional healthcare	Lucozade
Ribena
Horlicks

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/acetominophen analgesic; Nicorette gum in the USA; the NicoDerm, NiQuitin CQ and Nicabate range of smoking control products; Tums, a calcium-based antacid; Citrucel laxative; Contac for the treatment of colds; Abtei, a natural medicines and vitamin range; and Zovirax and Abreva for the treatment of cold sores. In 2004, the Group obtained the OTC marketing rights to orlistat in the USA, an FDA approved prescription product for obesity management, marketed by Roche as Xenical.

Oral care
The leading Oral care products are toothpastes and mouthwashes under the Aquafresh, Sensodyne, Macleans and Odol brand names, and a range of toothbrushes sold under the Aquafresh, and Dr Best names. In addition, denture care products are available principally under the Polident, Poligrip and Corega brand names.

Nutritional healthcare
The leading products in this category are Lucozade glucose energy and sports drinks, Ribena, a blackcurrant juice-based drink rich in vitamin C, and Horlicks, a range of milk-based malted food and chocolate drinks.

Consumer Healthcare competition

GlaxoSmithKline holds leading global positions in all its key consumer product areas. Worldwide it is the second largest in Oral care and the third largest in OTC medicines. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.

The main competitors include the major international companies Colgate-Palmolive, Johnson & Johnson, Pfizer, Procter & Gamble, Unilever and Wyeth. In addition, there are many other companies that compete with GlaxoSmithKline in certain markets.

The major competitor products in OTC medicines are:

•	in the USA: Metamucil (laxative), Pepcid (indigestion) and private label smoking control products

•	in the UK: Lemsip (cold remedy), Nurofen and Anadin (analgesics), and Nicorette and Nicotinell (smoking control treatments).

In Oral care the major competitors are Colgate-Palmolive’s Colgate and Procter & Gamble’s Crest.

In Nutritional healthcare the major competitors to Horlicks are Ovaltine and Milo malted food and chocolate drinks. The competitors to Ribena are primarily local fruit juice products, while Lucozade competes with other energy drinks.

Back to Contents

Description of business GlaxoSmithKline	29

Regulatory environment

Regulation – Pharmaceuticals

GlaxoSmithKline operates within a highly regulated environment. Regional and country-specific laws and regulations define the data required to show safety and efficacy of pharmaceutical products, as well as govern testing, approval, manufacturing, labelling and marketing of drugs. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and the amount of time and expense associated with this development.

Regulation process
In 2004 GlaxoSmithKline adopted the Common Technical Document format for marketing applications and major supplements. This is a single format for registering a product that is accepted by regulatory authorities in many regions. These applications are being prepared and submitted electronically.

Other harmonisation activities at a global and regional level are ongoing with some success at standardisation. However, the regulatory environment is varied and changes rapidly. The national regulatory authorities in many jurisdictions have high standards of technical appraisal and consequently the introduction of new pharmaceutical products generally entails a lengthy approval process.

In the European Union, there are currently two procedures for obtaining marketing authorisations for medicinal products:

•	The Centralised Procedure, with applications made direct to the European Medicines Evaluation Agency and leading to an authorisation valid in all member states, is compulsory for products derived from biotechnology and optional for new active substances and other innovative medicinal products

•	The Mutual Recognition Procedure, which is applicable to the majority of conventional medicinal products, operates by mutual recognition of national marketing authorisations. Where agreement cannot be reached, it is resolved by a procedure of binding arbitration.

New EU legislation is to be implemented by the end of 2005, which will improve the Centralised Procedure and increase the range of products for which it is compulsory. The Mutual Recognition Procedure (the decentralised procedure), which is intended to facilitate agreement between the member states, will also be amended. The implementation of the new legislation will bring with it a number of other changes, for example, increased post marketing safety monitoring and new types of conditional product approvals.

Grant of a marketing authorisation affords the Group a protection period during which a competitor cannot rely on confidential data in the regulatory file as a basis for its own marketing authorisation. The new EU legislation will, for the first time, harmonise the data protection period for both submission routes.

The FDA has introduced a new focus called the Critical Path Initiative. This is intended to enable innovation in drug development, hopefully allowing for more rapid development and approval of needed medicines. This initiative will investigate the use of pharmacogenomics and surrogate markers of efficacy, among other things, such as manufacturing innovations, as tools for rapidly developing and producing safe and effective drugs for unmet medical needs.

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

Medicare
The US Medicare Prescription Drug Improvement and Modernization Act of 2003 provides limited immediate benefits to Medicare patients – the disabled and those over 65 years old – in the form of government sponsored discount cards to be replaced with a comprehensive out-patient drug benefit in 2006. The benefit is intended to be administered by a number of private organisations that will construct benefit structures consistent with federal law and will market the benefit to Medicare patients.

While the law provides strong incentives for manufacturers to negotiate prices with plan sponsors, the bill does not provide for explicit government price controls. As most senior citizens already have some drug coverage, the greatest increase in demand is likely to be in the population of low-income senior citizens who have no coverage. Those low-income senior citizens will receive subsidies for the premiums, deductible and co-payments associated with the comprehensive benefit.

This law also changes the way that drugs administered in surgeries, clinics and hospital outpatient departments will be reimbursed. Instead of reimbursement based on prices published by independent pricing services, doctor and clinic reimbursement will be based on actual market prices as reported by manufacturers and audited by the government. The formula used for hospital outpatient reimbursement will not change in 2005, but the US Government is directed to devise a new, cost-based methodology for 2006 and beyond.

Back to Contents

30	GlaxoSmithKline Description of business

Regulatory environment continued

Value for money
It is becoming increasingly necessary to demonstrate the value for money of new products, in particular the impact on drug budget expenditure and the burden of the disease that will be treated.

In some markets, the need to satisfy healthcare purchasers as to value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality. This can delay bringing effective and improved medicines to the market and reduce their effective patent protection time.

In many markets, especially in the USA and Europe, it is becoming increasingly difficult for even a significantly improved therapy to obtain a premium price over existing medication. Value-based pricing may be difficult to apply in such circumstances, although in the USA it is still possible to price products to reflect their value. It is not possible to predict whether, and to what extent, the Group’s business may be affected by future legislative and regulatory developments relating to specific pharmaceutical products or their price.

Regulation – Consumer Healthcare

The consumer healthcare industry is subject to national regulation for the testing, approval, manufacturing, labelling and marketing of products. In many countries, high standards of technical appraisal entail a lengthy approval process before a new product is launched.

National regulatory authorisation is also required to approve the switch of products from prescription to OTC. The requirements include long-term experience of the quality, safety and efficacy of the product in a wide patient population and data to confirm that the relevant condition is both self-limiting and easily diagnosed by the consumer.

Intellectual property

Intellectual property is a key business asset for GlaxoSmithKline. The effective legal protection of intellectual property is critical in ensuring a reasonable return on investment in R&D. Intellectual property can be protected by patents, trade marks, registered designs, copyrights and domain name registrations. Patent and trade mark rights are regarded as particularly valuable.

In many cases generic manufacturers launch, or attempt to launch, generic versions of patented drugs prior to normal patent expiry, arguing that the relevant patents are invalid and/or are not infringed by their product. Significant litigation concerning these challenges is summarised in Note 30 to the Financial statements, ‘Legal proceedings’.

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

The basic patent position with respect to significant products is as follows:

Augmentin. The patent on the key active ingredient, potassium clavulanate has expired in all markets except Italy (2006b) and generic competition exists in most markets.

Avandia and Avandamet. The patent on the active ingredient rosiglitazone is not due to expire until 2012a,c in the USA and 2013b in Europe. Patents on the commercial form of the active ingredient rosiglitazone maleate are not due to expire until 2015 in the USA and 2014b in Europe. Litigation challenging the validity of the patents protecting these products is ongoing in the USAe.

Avodart. The patent on the active ingredient dutasteride has a normal expiry of 2015a in the USA and 2017b in Europe.

Combivir. The patent on the specific combination of lamivudine and zidovudine is not due to expire until 2012 in the USA and 2013b in Europe.

Coreg. GlaxoSmithKline is the exclusive licensee under the US patent on the active ingredient carvedilol, which is not due to expire until 2007a.

Epivir. The patent on the active ingredient lamivudine is not due to expire until 2010a,c in the USA and 2011b in Europe.

Flixotide/Flovent and Flixonase/Flonase. In the USA, the patent on the active ingredient fluticasone propionate expired in May 2004. In most European countries protection expires in March 2005b.

Imigran/Imitrex. The patent on the active ingredient sumatriptan is not due to expire until 2009c in the USA and 2006b in Europe (2008b Italy). Litigation challenging the validity of the patent protecting this product is ongoing in the USAe.

Lamictal. The patent on the active ingredient lamotrigine is not due to expire until 2009a,c (paediatric extension pending) in the USA and 2005b in most countries in Europe. Litigation challenging the validity of this patent in the USA has recently been settlede.

Levitrad. GlaxoSmithKline has co-promotion rights under the US patent on the active ingredient vardenafil which is not due to expire until 2018 in the USA.

Lexiva/Telzir. GlaxoSmithKline is the exclusive licensee under the patent on the active ingredient fosamprenavir, which is not due to expire until 2017 in the USA and 2019b in Europe.

Paxil/Seroxat. The patent on the commercial form of the active ingredient paroxetine is not due to expire until 2007c in the USA and 2006 in Europe. Litigation relating to the validity and infringement of the patents protecting this product is ongoing in the USAe. Generic competition has commenced in the USA, Europe and certain other markets. Paxil CR is protected by a formulation patent that is not due to expire until 2012.

Retrovir. There are no patents on the active ingredient zidovudine. Patents covering pharmaceutical formulations containing zidovudine and their medical use are not due to expire until 2005 in the USA and 2006 in Europe.

Back to Contents

Description of business GlaxoSmithKline	31

Seretide/Advair. The patent on the specific combination of active ingredients salmeterol xinafoate and fluticasone propionate is not due to expire until 2010 in the USA and 2013b in Europe. An application for re-issue of the US patent has been filed by GlaxoSmithKlinee. The UK patent has been revoked by the UK courts. Patents on the individual ingredients do not expire in the UK until 2005. In the USA, the patent on salmeterol xinafoate does not expire until 2008.

Serevent. The patent on the active ingredient salmeterol xinafoate is not due to expire until 2005b in most of Europe (2008b in France and 2009b in Italy) and until 2008 in the USA.

Trizivir. The patent on the specific combination of lamivudine, zidovudine and abacavir is not due to expire until 2016 in the USA and 2016 in Europe.

Valtrex. The patent on the active ingredient valaciclovir is not due to expire until 2009a in the USA and 2009b in Europe. Litigation challenging the validity of the patent protecting this product is ongoing in the USAe.

Wellbutrin SR, Wellbutrin XL and Zyban. The patent on the active ingredient has expired. There is now generic competition for the SR and instant release (IR) forms in the USA. In Europe, regulatory data exclusively provides protection until at least 2005, and until 2009 in some markets. In the USA, Wellbutrin XL is protected by two formulation patents that are not due to expire until 2018. Litigation relating to the validity and infringement of one of these patents is ongoing in the USAe.

Ziagen. The patent on the active ingredient abacavir is not due to expire until 2012a,c in the USA and 2014b in Europe.

Zofran. The patent on the active ingredient ondansetron is not due to expire until 2005c in the USA and 2005b in Europe, (2007b France and 2010b Italy). Patents on use in treating emesis expire in 2006. Litigation challenging the validity of the emesis use patent is ongoing in the USAe.

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

The Consumer Healthcare trade marks are particularly important, as the business is very brand orientated and many products do not have patent protection.

a)	Including patent term restoration under the Hatch-Waxman Act
b)	Including extension of term by national or European supplementary protection certificates
c)	Including extension of term for paediatric exclusivity
d)	A registered trademark of Bayer AG
e)	See Note 30 to Financial statements ‘Legal proceedings’.

Responsibility for environment, health and safety

Environment, health and safety (EHS) is a key element of corporate responsibility for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate group reporting to the General Counsel that has overall responsibility for providing governance and leadership on EHS issues. The head of this group makes regular reports to the Corporate Executive Team (CET) and the Audit and Corporate Responsibility Committees of the Board of Directors. Within the businesses, operations managers are responsible for EHS and are supported by site-based EHS and occupational health professionals.

EHS strategy

GlaxoSmithKline has a ten-year strategic plan for managing EHS and sustainability throughout the business, the EHS Plan for Excellence. It is aligned with the Group’s strategy and each year has a special focus. In 2004, the theme was on responding to external challenges. At the same time continued focus on themes from previous years continues to drive improvements in programmes in key risk areas.

Responding to external challenges

Society expects GlaxoSmithKline to take responsibility for the environmental impact of its products as well as those from its operations. The focus of attention has expanded from production to products and environmental impact that can arise at any stage in the product life cycle. The theme of the EHS Plan for Excellence in 2004, responding to external challenges, focused on three key areas: pharmaceuticals in the environment; chemicals policy; and climate change.

Completing core programmes

The EHS Plan for Excellence in 2005 will focus on completing core programmes measured by improved audit scores and by achievement of the performance targets that were set in 2001.

Business drivers and EHS

New product development

Product stewardship and environmental aspects of sustainable development principles have been introduced into all aspects of new product development. The entire life cycle impact of the product is considered in order to address adverse impacts, to optimise resources consumed and to reduce waste produced. Alternative chemistries and processes are reviewed to build safety into the processes and to improve mass productivity, which not only optimises resource consumption and waste generation but also addresses triple bottom line considerations.

Product commercialisation

EHS helps to speed products to market by addressing regulatory concerns during their development. By incorporating EHS in decision-making on design, packaging and labelling, it is possible to reduce costs, differentiate products and extend product life.

Back to Contents

32	GlaxoSmithKline Description of business

Regulatory environment continued

Global competitor

Competitive advantage may be gained by improving public trust based on applying best business processes globally and fostering a culture of continuous improvement. By optimising processes and making them more economically viable, potential is created for lowering the price of medicines which can contribute to the social benefit of allowing greater access to global markets.

GlaxoSmithKline people

Many of the EHS programmes are focused on protecting people. GlaxoSmithKline is committed to working towards designing a workplace that minimises work-related risks to safety and health and provides a shirt-sleeve environment, so that personal safety equipment will not be required on a routine basis to protect employees’ health in laboratory or manufacturing operations.

EHS management

GlaxoSmithKline takes a systematic approach to managing EHS risks and impacts. A framework of information and programmes based on the global EHS standards guides the management of key aspects, impacts and risks throughout the organisation.

EHS audits

As part of its governance responsibility, GlaxoSmithKline conducts EHS audits of its sites, assessing performance against the EHS standards and assigning quantitative performance scores. In 2004, 33 sites were audited. As part of the continuous improvement process, progress was monitored on actions arising from issues raised on all audits.

As part of the commitment to corporate social responsibility and the pro-active management of the GlaxoSmithKline manufacturing and supply base, 35 of the key contract manufacturers and suppliers were also assessed. This process evaluated the management of human rights and EHS risks and impacts based on the Group’s requirements for contract manufacturers.

Recommendations were made for improvements where needed.

EHS improvement

Objectives for 2004 focused on the emerging issues of pharmaceuticals in the environment, chemicals policy and climate change, with a theme of responding to external EHS challenges.

Numerical targets for EHS performance improvements set in 2001 are to be accomplished over five years. Progress toward meeting these targets is tracked every year and will be published on the website www.gsk.com. To date significant progress has been made towards achieving the EHS targets.

GlaxoSmithKline selects its measures of performance improvement based on the potential for adverse impact on people or the environment, business continuity or business reputation. Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking to develop and disseminate globally applicable sustainability reporting guidelines.

Sustainability

In the work towards eventual sustainability GlaxoSmithKline is addressing economic, environmental and social issues in research, manufacturing, sales and distribution of our medicines. Sustainability starts with healthcare solutions found by research and development and continues with sustainable solutions in manufacturing and sales. The Group is currently looking into improving operational efficiency and in the future will investigate the use of renewable resources and the overall balance of its impact on society and the environment. The Group seeks dialogue with external stakeholders and considers their views when developing our approaches to sustainable development. More information on EHS programmes and performance may be found on the website.

Back to Contents

GlaxoSmithKline	33

Corporate governance

This section discusses GlaxoSmithKline’s management structures and governance procedures.

It contains the company’s reporting disclosures on corporate governance required by the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code), including the required statement of compliance.

Further, the company reports on compliance with the US laws and regulations that apply to it.

34	The Board
35	Corporate Executive Team
36	Governance and policy
38	Dialogue with shareholders
38	Annual General Meeting
39	Internal control framework
40	Committee reports
41	The Combined Code
41	US law and regulation

Back to Contents

34	GlaxoSmithKline Corporate governance

The Board

Sir Christopher Gent (Aged 56)
Appointed on 1st June 2004
Chairman. Sir Christopher was the Chief Executive Officer of Vodafone plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a Director of the International Advisory Board of Hakluyt & Co, and is a Senior Adviser at Bain & Co.

Dr Jean-Pierre Garnier (Aged 57)
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

John Coombe (Aged 59)
Appointed on 23rd May 2000. Retiring on 31st March 2005. Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the Supervisory Board of Siemens AG and the Code Committee of the UK Takeover Panel and was appointed a Non-Executive Director of HSBC Holdings plc on 1st March 2005.

Lawrence Culp (Aged 41)
Appointed on 1st July 2003
Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 55)
Appointed on 1st July 2003
Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Sir Deryck Maughan (Aged 57)
Appointed on 1st June 2004
Non-Executive Director. Sir Deryck was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He serves on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He is also an International Advisory Board member of British American Business Inc. and a Board member of the American Academy in Berlin and the Trilateral Commission. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Sir Ian Prosser (Aged 61)
Appointed on 23rd May 2000
Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman and Chief Executive of Bass PLC (latterly Intercontinental Hotels PLC) and Chairman of the World Travel & Tourism Council. He is Non-Executive Deputy Chairman of BP plc and a Non-Executive Director of Sara Lee Corporation. He is also a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 66)
Appointed on 23rd May 2000
Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapiro (Aged 64)
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

Sir Robert Wilson (Aged 61)
Appointed on 1st November 2003
Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto plc.

Dr Tachi Yamada (Aged 59)
Appointed on 1st January 2004
Chairman, Research & Development. Dr Yamada was a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham, he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He was a member of the Board of Directors of diaDexus, Inc. until December 2004 and is a Trustee of the Rockefeller Brothers Fund.

Chief Financial Officer Designate
Julian Heslop (Aged 51)
Mr Heslop will succeed Mr Coombe as Chief Financial Officer with effect from 1st April 2005 when he will also join the Board. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Other Directors
Dr Michèle Barzach, Mr Donald McHenry and Mr John McArthur, all Non-Executive Directors, retired from the Board following the conclusion of the AGM on 17th May 2004 and Sir Christopher Hogg (the former Chairman) and Sir Peter Job, both Non-Executive Directors, retired from the Board on 31st December 2004.

Details of membership of the Board Committees may be found on page 37.

Back to Contents

Corporate governance GlaxoSmithKline	35

Corporate Executive Team (CET)

JP Garnier
Chief Executive Officer
As Chief Executive Officer, Dr Garnier is responsible for the management of the Group. He oversees all operational aspects of the Group, including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

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

John Coombe
Chief Financial Officer retiring on 31st March 2005
As head of the finance function, Mr Coombe is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo in 1986 as Group Financial Controller and was appointed Group Finance Director in 1992.

Marc Dunoyer
President, Pharmaceuticals Japan
Mr Dunoyer was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig
President, Pharmaceuticals International
Dr Greig leads the pharmaceutical operations outside the USA and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Dan Phelan
Senior Vice President, Human Resources
Mr Phelan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981 and in 1994 was appointed Senior Vice President and Director, Human Resources, SmithKline Beecham.

David Pulman
President, Global Manufacturing & Supply
Dr Pulman is responsible for the Global Manufacturing and Supply Organisation and Global Procurement. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President, Pharmaceutical Operations
Mr Stout is responsible for the global pharmaceuticals and vaccines businesses. He joined SmithKline Beecham in 1996 as head of its US Sales and Marketing and was President, US Pharmaceuticals, until his current appointment in January 2003.

Chris Viehbacher
President, US Pharmaceuticals
Mr Viehbacher has been responsible for US Pharmaceuticals since January 2003. He joined Wellcome in 1988 and became Director, Continental Europe at Glaxo Wellcome in 1999. He was responsible for GlaxoSmithKline’s European Pharmaceuticals business before his current appointment.

Andrew Witty
President, Pharmaceuticals Europe
Mr Witty has been responsible for the Group’s pharmaceuticals operations in Europe since January 2003. He joined Glaxo in 1985 and at GlaxoSmithKline was Senior Vice President, Asia Pacific until his current appointment.

Tachi Yamada
Chairman, Research & Development
Dr Yamada leads the Group’s complex business of drug discovery and development, creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive member of the Board and became Chairman, R&D Pharmaceuticals in 1999. He was appointed to the Board of Directors on 1st January 2004.

Jennie Younger
Senior Vice President, Corporate Communications & Community Partnerships
Mrs Younger is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations and was appointed to her current position in 2001. In 2004 she won the European Women of Achievement Award for Business.

Jack Ziegler
President, Consumer Healthcare
Mr Ziegler is head of the global Consumer Healthcare business, which produces oral healthcare, over-the-counter medicines and nutritional healthcare products. He joined SmithKline Beecham in 1991 and in 1998 was appointed President of the Consumer Healthcare business.

Julian Heslop
Chief Financial Officer Designate
Mr Heslop will succeed Mr Coombe as Chief Financial Officer with effect from 1st April 2005, when he will also join the CET.

Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. Following completion of the merger he was appointed Senior Vice President, Operations Controller.

Other members
Mr Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and attending CET meetings in that capacity.

Back to Contents

36	GlaxoSmithKline Corporate governance

Governance and policy

The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ (page 34).

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Chief Executive Officer (CEO) is responsible for executive management of the Group and is assisted in this by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under “Corporate Executive Team” (page 35).

The Board comprises three Executive and eight Non-Executive Directors. Whilst the Board considers all its Non-Executive Directors to be independent in character and judgement, it has determined that one Non-Executive Director, Dr Shapiro, should not be considered as ’independent’ under the Combined Code. Dr Shapiro is not considered to be independent due to the remuneration that she receives from the Group as a member of the GlaxoSmithKline Scientific Advisory Board. When Sir Christopher Gent was appointed to the Board as Deputy Chairman, he was determined by the Board to be independent. Upon taking up the chairmanship of the Board on 1st January 2005, in accordance with the Combined Code, he was excluded from the determination of whether at least half the Board are independent Non-Executive Directors. Neither Dr Shapiro nor Sir Christopher Gent hold positions on a Board Committee where independence is required under the Combined Code.

The Board considers that Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Sir Ian Prosser, Dr Schmitz and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.

The following directors who retired during the year were not considered by the Board to be independent in accordance with the Combined Code: Dr Barzach, because she received remuneration from a Group subsidiary, as a healthcare consultant and Mr McHenry and Sir Christopher Hogg, due to their length of service. Mr McArthur and Sir Peter Job, who also retired during the year, were both considered to be independent.

At the date of publication and throughout 2004, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.

Sir Christopher Hogg was Chairman throughout 2004 and retired from the Board on 31st December 2004. In May 2004, Sir Christopher Gent was appointed Deputy Chairman with effect from 1st June 2004. The Board agreed that Sir Christopher Gent would succeed Sir Christopher Hogg as Chairman with effect from 1st January 2005. Dr Garnier is CEO.

The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the website.

Sir Ian Prosser was Senior Independent Director (SID) throughout 2004.

Board process
The Board has the authority, and is accountable to shareholders, for ensuring that the company is appropriately managed and achieves the strategic objectives it sets. The Board discharges those responsibilities through an annual programme of meetings which includes the approval of overall budgetary planning and business strategy.

The Board reviews the company’s internal controls and risk management policies and approves its governance structure and code of ethics. The Board appraises and approves major financing, investment and contractual decisions in excess of defined thresholds. In addition to these matters, the Board evaluates and monitors the performance of the Group as a whole. This includes:

•	engaging at Board meetings with the CEO, the other Executive Directors and members of the CET as appropriate, on the financial and operating performance of GlaxoSmithKline and external issues material to the Group’s prospects

•	evaluating progress toward the achievement of the Group’s financial and business objectives and annual plans

•	monitoring, through reports received directly or from various committees, the significant risks facing the Group.

The Board has overall responsibility for succession planning for the CEO and the other Executive Directors. The Board has given the CEO broad authority to operate the business of the Group and the CEO is accountable for, and reports to the Board on, business performance.

CET members make regular presentations to the Board on their areas of responsibility and the Board meets with all the CET members on an annual basis to discuss collectively the Group’s strategy. A primary element of the induction process for new Non-Executive Directors is undertaken by members of the CET, and all Non-Executive Directors are encouraged to have separate informal discussions at their discretion with any CET members.

The Board met six times in 2004 with each member attending as follows:

Name	Number of meetings held whilst a Board member	Number of meetings attended

Sir Christopher Gent	3	3
Dr JP Garnier	6	6
Mr J Coombe	6	6
Dr T Yamada	6	6
Mr L Culp	6	6
Sir Crispin Davis	6	5
Sir Deryck Maughan	3	2
Sir Ian Prosser	6	6
Dr R Schmitz	6	5
Dr L Shapiro	6	6
Sir Robert Wilson	6	6
Sir Christopher Hogg	6	6
Dr M Barzach	3	3
Sir Peter Job	6	4
Mr J McArthur	3	2
Mr D McHenry	3	3

In addition to the six scheduled meetings referred to above, the Board also met on a quorate basis on one occasion.

Back to Contents

Corporate governance GlaxoSmithKline	37

Independent Advice
The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure to enable them to do so. The procedure to be followed is explained in the Corporate Governance section of the company’s website.

Company Secretary
The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell, who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board Committees
The Board has established a number of Committees and provides sufficient resources to enable them to undertake their duties. Current membership of these Committees is given in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	–	C	C
Dr JP Garnier	–	–	–	–
Mr J Coombe	–	–	–	–
Dr T Yamada	–	–	–	–
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Sir Ian Prosser	M	–	M	M
Dr R Schmitz	C	–	M	–
Dr L Shapiro	–	–	–	M
Sir Robert Wilson	M	C	–	–

Key: C = Chairman. M = Member. In addition, each Director is a member of the Corporate Administration & Transactions and Financial Results Committees.

The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee can be obtained from the Company Secretary or the Corporate Governance section of the company’s website.

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal controls, the management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. The Audit Committee Report is given on page 40 to 41.

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

The Chairman of the company and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of the Non-Executive Directors.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year to consider succession planning and otherwise as necessary. The Nominations Committee Report is given on page 41.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and the oversight of reputation management. The Committee is also responsible for governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and has further meetings and consultations as necessary.

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

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Evaluation of the Board, Board Committees and Directors
The performance evaluation of the Board, its Committees and Directors is normally undertaken by the Chairman and implemented in collaboration with the Committee Chairmen and with the support of the Company Secretary. Following the appointment of Sir Christopher Gent in June 2004 as Deputy Chairman, it was decided that the Deputy Chairman would undertake the 2004 performance evaluation of the Board, its Committees and Directors in collaboration with the Committee Chairmen and the Company Secretary.

The 2004 Board evaluation was conducted by way of a questionnaire followed by a private discussion between the Deputy Chairman and each of the Directors, including the Chairman. An external consultant was appointed to assist in the evaluation of the Audit Committee.

Back to Contents

38	GlaxoSmithKline Corporate governance

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The full-year results are included in the company’s Annual Report and Annual Review, which are issued to shareholders. The company’s half-year results are published in a national newspaper shortly after they are released. The CEO and CFO give presentations on the full-year results to institutional investors, analysts and the media in London and in New York. In addition, there are teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. The Annual Report, Annual Review and quarterly results may also be accessed on the company’s website.

The Annual General Meeting (AGM) takes place in London and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the Meeting, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. Dr Schmitz, Chairman of the Audit Committee, was unable to attend the Company’s AGM in May 2004 because he was convalescing. Sir Crispin Davis and Mr McArthur were also unable to attend the meeting due to other commitments. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2005 AGM are set out in the section ‘Annual General Meeting’ (see this page).

To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector-specific issues, as well as general shareholder preferences.

The CEO and CFO maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. They both speak regularly at external conferences and presentations.

The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.

The Chairman of the Remuneration Committee meets with major shareholders to discuss executive remuneration policy. All Non-Executive Directors, including new appointees, are available to meet with major shareholders if this is requested.

The company’s website gives access to current financial and business information about the Group.

Share buy-back programme
In October 2002, following the completion of the £4 billion share buy-back programme announced in 2001, the company announced plans for a further £4 billion share buy-back programme. Of this programme, £219 million was accounted for in 2002, £980 million in 2003 and £1,000 million in 2004. The programme covers purchases by the company of shares for cancellation or to be held as Treasury Shares, in accordance with the authority given by shareholders at the company’s AGM in 2004.

In May 2004 the company was authorised to purchase a maximum of 594.6 million shares. During 2004 18.1 million shares were purchased for cancellation and 69.9 million were purchased and held as Treasury Shares (see Note 27 to the Financial statements, ‘Share capital and share premium account’). The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury Shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Donations to Political Organisations and EU Political Expenditure
At the AGM in May 2001, shareholders first authorised the company to make donations to EU Political Organisations and to incur EU Political Expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. Although the company does not make and does not intend to make such payments or donations to political parties, within the normal meaning of that expression, the definition in the legislation of ‘EU Political Organisation’ is wide. It can extend to bodies, which the company and its subsidiaries might wish to support including those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. The Group made donations to non-EU Political Organisations totalling £291,000 during 2004 (£353,000 in 2003). No donations were made to EU Political Organisations.

Annual General Meeting

The AGM will be held at 2.30pm on Wednesday, 25th May 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:

•	Receiving and adopting GlaxoSmithKline’s 2004 Annual Report

•	Approving the 2004 Remuneration Report
The Remuneration Report on pages 43 to 58 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 1985 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

•	Retirement, election and re-election of Directors
Sir Christopher Gent, Sir Deryck Maughan and Mr Heslop, each of whom were appointed Directors since the 2004 AGM, will offer themselves for election to the Board.

Dr Garnier, Sir Ian Prosser, Dr Schmitz and Dr Shapiro will retire and offer themselves for re-election to the Board under article 93 of the company’s Articles of Association.

•	Re-appointment and remuneration of Auditors Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

Back to Contents

Corporate governance GlaxoSmithKline	39

•	Special business
The company will seek authority to:

	•	make donations to EU Political Organisations and incur EU Political Expenditure
	•	give the Directors authority to disapply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of five per cent of the current issued share capital
	•	purchase its own Ordinary Shares up to a maximum of just under ten per cent of the current issued share capital
	•	amend the company’s Articles of Association: to enable the company in certain circumstances to meet costs incurred by the company associated with resolutions requisitioned by shareholders; to bring the Articles of Association in line with new legislation regarding the indemnification of directors; and to clarify the circumstances in which an ADR holder can speak at company meetings.

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GlaxoSmithKline is as follows.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the company, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee, which receives reports from those individuals identified in the Committee’s Report on pages 40 to 41. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly during the year.

Extensive financial controls, procedures, self-assessment exercises and risk activities are reviewed by the Group’s internal auditors. Commercial and financial responsibility, however, is clearly delegated to local business units, supported by a regional management structure. These principles are designed to provide an environment of central leadership coupled with local operating autonomy as the framework for the exercise of accountability and control within the Group.

The Group also attaches importance to clear principles and procedures designed to achieve appropriate accountability and control. A Group policy, ‘Risk Management and Legal Compliance’, mandates that business units establish processes for managing and monitoring risks significant to their businesses and the Group.

The internal control framework also relies on the following for overseeing and reporting risk and compliance issues.

Risk Oversight and Compliance Council (ROCC)
The ROCC is a council of senior executives authorised by the Board to assist the Audit Committee oversee the risk management and internal control activities of the Group. Membership comprises several CET members and some of the heads of departments with internal control, risk management, audit and compliance responsibilities. A direct reporting line to the Audit Committee provides a mechanism for bypassing the executive management should the need ever arise.

The ROCC meets on a regular basis to review and assess significant risks and their mitigation plans. The ROCC, responding to the Group policy referred to above, has provided the business units with a framework for risk management and upward reporting of significant risks. Mitigation planning and identification of a manager with overall responsibility for management of any given risk is a requirement.

Risk Management and Compliance Boards (RMCBs)
Risk Management and Compliance Boards (RMCBs) have been established in each of the major business units. Membership often comprises members of the senior executive team of the respective business unit, augmented by specialists where appropriate. The RMCBs oversee management of all risks that are considered important for their respective business units, including those risks that are designated as significant to GlaxoSmithKline as a whole, thus increasing the number of risks that are actively managed across the Group.

Each RMCB regularly reports the status regarding its significant risks to the ROCC.

Compliance functions
In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance groups (for example Corporate Environment, Health & Safety, Global Quality Assurance and Worldwide Regulatory Compliance) assist in the dissemination, implementation and audit of these standards.

Corporate Ethics & Compliance (CEC)
The ROCC is also supported by the Corporate Ethics & Compliance department which is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy.

The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct and non-compliance with law or regulation by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels, and effective compliance systems.

The CEC is managed by the Corporate Compliance Officer, who reports directly to the CEO. The Corporate Compliance Officer chairs the ROCC and provides summary reports on the ROCC’s activities and the Group’s significant risks to the CET and the Audit Committee on a regular basis.

Areas of potentially significant risk
For details of risks affecting the Group, see Note 30 to the Financial statements, ‘Legal proceedings’ and ‘Risk factors’ on pages 76 to 78.

Back to Contents

40     GlaxoSmithKline Corporate governance

Effectiveness of controls
The internal control framework has been in operation for the whole of the year under review and continues to operate up to the date of approval of this report. The system of internal controls is designed to manage rather than eliminate the risk of not achieving business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Audit Committee receives reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports, the Audit Committee reports annually to the Board on the effectiveness of controls. Such controls may mitigate but cannot eliminate risks. In addition, there are areas of the Group’s business where it is necessary to take risks to achieve a satisfactory return for shareholders, such as investment in R&D and in acquiring new products or businesses. In these cases it is the Group’s objective to apply its expertise in the prudent management rather than elimination of risk. The Directors’ review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments.

The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board. The process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee in 1999.

Committee reports

Audit Committee Report
The Audit Committee’s role flows directly from the Board’s oversight function and it is authorised by the Board to investigate any activity within its terms of reference. The Committee has written terms of reference which have been approved by the Board. The Committee reports regularly to the Board on the performance of the activities it has been assigned. The Committee’s main responsibilities include reviewing the corporate accounting and financial reporting process, monitoring the integrity of the company’s financial statements, evaluating the system of internal control and the management of risks, overseeing activities of each of the Group’s compliance audit functions and overseeing compliance with laws, regulations and ethical codes of practice. The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors, and understand and monitor the reporting relationships and tiers of accountability between these parties. The Committee receives regular reports from members of the CET and senior managers covering the key compliance activities of the Group, including those concerning R&D, manufacturing, sales and marketing and EHS.

The Committee is entirely composed of independent Non-Executive Directors. Committee members bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities.

The Board has determined that the combined qualifications and experience of the Committee members, when taken together with its modus operandi, give the Committee collectively the financial expertise necessary to discharge its responsibilities.

Accordingly, the Board has chosen not to nominate any one committee member as having recent and relevant financial experience as defined by the Combined Code.

In arriving at its conclusion, the Board considered the following points. Dr Schmitz has been the Chairman of the Committee since April 2001. Prior to his appointment as a Non-Executive Director of the company, he was a Non-Executive Director of Glaxo Wellcome plc, where he served on the Audit Committee. Dr Schmitz has also been a member of the Executive Board of Directors of Deutsche Bank AG. He retired from that Board in 2000 having been in charge of investment banking. Dr Schmitz was formerly a member of the Executive Board of Directors of BASF from 1980 to 1990, including CFO from 1985 to 1990. He holds an MBA from Insead. Sir Ian Prosser was CFO and later CEO of Bass PLC and is a member of the Institute of Chartered Accountants in England and Wales. Sir Robert Wilson began his professional career as an economist. He is Chairman of BG Group plc. He held senior management positions at Rio Tinto plc culminating in his appointment as Executive Chairman, from which he retired in 2003. Sir Deryck Maughan was appointed a member of the Committee on 21st January 2005. He was Chairman and Chief Executive Officer of Citigroup International and Vice Chairman of Citigroup Inc. Prior to the creation of Citigroup, he was Chairman and Co-Chief Executive Officer of Salomon Smith Barney. He was also Chairman and Chief Executive Officer of Salomon Brothers. Sir Peter Job, who retired from the Board on 31st December 2004, was CEO of Reuters plc from 1991 to 2001 and brought considerable industrial experience to his role as a member of the Committee.

The Committee is supported by the Company Secretary, who attends the Committee’s meetings, and it has available to it financial resources to take independent professional advice when considered necessary. Meetings of the Committee are attended by the Chairman, CEO, CFO, General Counsel, Head of Global Internal Audit (GIA), Corporate Compliance Officer and the external auditors.

In 2004, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

•	the external auditors reported to the Committee on all critical accounting policies and practices used by the company, alternative accounting treatments which had been discussed with management and the resultant conclusion by the external auditors, material written communications with management and any restrictions on access to information

•	the CFO reported on the financial performance of the company and on technical financial and accounting matters

•	the General Counsel reported on material litigation

•	the Company Secretary reported on corporate governance

•	the Heads of each of the Group’s compliance and audit groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

•	the Corporate Compliance Officer reported on the activities undertaken by the ROCC

Back to Contents

Corporate governance GlaxoSmithKline      41

•	the Company Secretary as Chairman of the Disclosure Committee reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to their release by the Board.

The Audit Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2004, the Committee met both collectively and separately with the external auditors and the Head of GIA, without members of management being present.

The Committee has primary responsibility for making a recommendation to shareholders on the appointment, reappointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.

In making its assessment, the Committee considers papers which detail the relevant regulatory requirements required of external auditors and evaluates reports from the external auditors on their compliance with the requirements. Where the external auditors provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Audit Committee for such services. Expenditure on audit and non-audit services is set out on page 104.

The guidelines set out in the company’s policy on engaging the external auditors to provide non-audit services include ascertaining that: the skills and experience of the external auditors make them a suitable supplier of the non-audit services; adequate safeguards are in place so that the objectivity and independence of the audit are not compromised; and the fee levels relative to the annual audit fee are within the limits set by the Committee.

The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the code were made in 2004.

The Committee met in full session five times in 2004 and five times on a quorate basis. Each full session was attended by all members except Sir Peter Job, who was unable to attend two meetings.

Nominations Committee Report
The Nominations Committee’s terms of reference include responsibility for proposing the appointment of Board and Committee members. During 2004, the Committee made recommendations to the Board on the appointment of Sir Christopher Gent, Sir Deryck Maughan and Mr Heslop.

In the case of the Chairman, the Committee focused on identifying an individual of the calibre and experience required to chair a complex global organisation.

When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees are provided to the Committee and candidates are short-listed for interview after considering their relevant qualifications. New Non-Executive Directors offer themselves for election at the company’s next AGM. Their appointments are announced publicly.

A customised induction process was conducted for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. This process included meeting key members of the CET and other senior executives and, in some cases, visiting particular operational facilities of the Group.

In the case of the appointment of the new CFO, the Committee considered the particular skills, knowledge and experience required to be the CFO of GlaxoSmithKline. The Committee considered a number of potential external and internal candidates before recommending to the Board to approve the appointment of Mr Heslop. The Board approved Mr Heslop’s appointment, which was publicly announced in October 2004. Mr Heslop will offer himself for election at the company’s AGM in May 2005.

The Committee met three times during 2004 in full session and twice on a quorate basis. All members were present at the full meetings.

Remuneration Report
The Remuneration Report can be found on pages 43 to 58.

The Combined Code

Throughout 2004, the company complied with the Code provisions of the Combined Code, except as follows:

•	B.1.1 – In designing schemes of performance-related remuneration, the Remuneration Committee should follow the provisions in Schedule A to the Code. Item 6 of Schedule A states that, in general, only basic salary should be pensionable. The company’s position is explained in the Remuneration Report on pages 43 to 58.

•	C.3.1 – The Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The company’s position is explained on page 40.

•	D.2.3 – The Chairman should arrange for the Chairmen of the Audit, Remuneration and Nominations Committees to be available to answer questions at the AGM and for all directors to attend. The company’s position is explained on page 38.

US law and regulation

A number of provisions of US law and regulation apply to GlaxoSmithKline because the company’s shares are quoted on the New York Stock Exchange (NYSE) in the form of ADSs.

Back to Contents

42     GlaxoSmithKline Corporate governance

NYSE rules
In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those that apply in the USA, provided that the company explains any significant variations. This explanation is provided on the company’s website.

Sarbanes-Oxley Act 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). Sarbanes-Oxley established new standards for corporate accountability for companies listed in the USA. Although the company’s corporate governance structure was believed to be robust and in line with best practice, certain changes were necessary to ensure compliance with Sarbanes-Oxley.

As recommended by the Securities and Exchange Commission (SEC), GlaxoSmithKline established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.

External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure and treatment of that information. It also has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2004, the Committee met eight times.

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

For accounting periods ending on or after 15th July 2006, Sarbanes-Oxley requires that the company’s Form 20-F contain a report stating the responsibility of management for establishing and maintaining adequate internal control over financial reporting and assessing the effectiveness of the company’s internal control over financial reporting. Although the company is not required to report compliance in its 2004 Form 20-F, management has undertaken a process to ensure that it will be in a position to report compliance by the due date.

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F

•	based on their knowledge, it contains no material misstatements or omissions
•	based on their knowledge, the ffinancial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, have evaluated the effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the Annual Report and Form 20-F and have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The CEO and CFO have completed these certifications, which will be filed with the SEC as part of the Group’s Form 20-F.

Controls and procedures
The Group carried out an evaluation under the supervision and with the participation, of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2004, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

There have been no changes in the Group’s internal control over financial reporting during 2004 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

Back to Contents

GlaxoSmithKline	43

Remuneration Report

The Remuneration Report sets out the remuneration policies operated by GlaxoSmithKline in respect of the Directors and Corporate Executive Team (CET) members, together with disclosures on Directors’ remuneration including those required by The Directors’ Remuneration Report Regulations 2002 (the Regulations). In accordance with the Regulations, the following sections of the Remuneration Report are subject to audit: Annual remuneration; Non-Executive Directors’ remuneration; Share options; Incentive plans; performance criteria on Performance Share Plans and share options; and Pensions. The remaining sections are not subject to audit; neither are the pages referred to from within the audited sections.

This Report is submitted to shareholders by the Board for approval at the Annual General Meeting, as referenced in the notice of Annual General Meeting.

Throughout the Remuneration Report the Executive Directors and CET members are referred to as the ‘Executives’.

References to GlaxoSmithKline shares and ADSs mean, respectively, Ordinary Shares of GlaxoSmithKline plc of 25p and American Depository Shares of GlaxoSmithKline plc. Each ADS represents two GlaxoSmithKline shares.

44	Introduction
44	Remuneration policy
47	Executive Director terms, conditions and remuneration
48	Non-Executive Director terms, conditions and fees
49	Directors and Senior Management remuneration
50	Annual remuneration
51	Non-Executive Directors’ remuneration
53	Directors’ interests
54	Share options
55	Incentive plans
57	Pensions
58	Directors and Senior Management
58	Directors’ interests in contracts

Back to Contents

44	GlaxoSmithKline Remuneration Report

Remuneration Report

Introduction

The Remuneration Committee (or ‘Committee’) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executives.

The remuneration policy set out in this report was finalised after undertaking an extensive consultation process with shareholders and institutional bodies during the course of 2003 and 2004.

GlaxoSmithKline’s remuneration policy is designed to establish a framework for remuneration that is consistent with the company’s scale and scope of operations and meets the recruitment needs of the business and is closely aligned with UK shareholder guidelines. As at 31st December 2004, the company was the second largest pharmaceutical company in the world by revenue, with operations in five continents with products sold in over 125 countries and with around 50 per cent of sales being generated in the USA.

Remuneration Committee
The composition of the Committee changed during the year. Mr McArthur retired from the Board in May 2004 and Sir Robert Wilson was appointed Chairman of the Committee. The other members of the Committee were Sir Crispin Davis, Sir Peter Job and Mr Culp. The Board deemed all of the members of the Committee to be independent Non-Executive Directors in accordance with the Combined Code.

The Committee met seven times during 2004 with each member attending as follows:

Name	Number of meetings held whilst a Committee member	Number of meetings attended by Committee member

Sir Robert Wilson	7	7
(Chairman from 17th May 2004)
Mr L Culp	7	6
Sir Crispin Davis	7	7
Mr J McArthur	2	2
(Chairman until 17th May 2004)
Sir Peter Job (retired 31st Dec 2004)	7	5

One quorate meeting was held to approve the formal grant of share options and performance share awards to give effect to the Committee’s decisions.

With the exception of the Company Secretary, no employees of the company were involved in the conduct of Committee meetings. Dr Garnier (CEO) and the Senior Vice President, Human Resources, were invited to attend part of some meetings of the Committee as required.

Deloitte & Touche LLP (Deloitte) have been appointed by the Committee to provide it with independent advice on executive remuneration.

Deloitte provided other consulting services to GlaxoSmithKline during the year, but did not provide advice on Executive remuneration matters other than to the Committee.

Towers Perrin provides market data and data analysis to the Committee.

Remuneration policy

Principles
The four core principles which underpin the remuneration policy for GlaxoSmithKline are:

•	securing outstanding executive talent
•	pay for performance and only for performance
•	robust and transparent governance structures
•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee also decided that:

•	the remuneration structure must support the needs of the business in a very competitive market place
•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders
•	global pharmaceutical companies are the primary pay comparator group
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies
•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration which will be delivered over the medium to long term
•	remuneration would be determined using the projected value method (see explanation below)
•	one remuneration structure for Executive Directors and the CET, in particular, the same performance conditions, will apply equally to their long-term incentive awards
•	no ex-gratia payments will be made
•	pay structures would be as simple as is consistent with the business needs.

Overall, the policy is intended to provide median total remuneration for median performance. Poor performance will result in total remuneration significantly below the pay comparator group median, with the opportunity to earn upper quartile total remuneration for exceptional performance.

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

Back to Contents

Remuneration Report GlaxoSmithKline	45

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

Company		Market Cap
		31.12.04
	Country	£m

Abbott Laboratories	USA	37,840
AstraZeneca	UK	31,075
Bristol-Myers Squibb	USA	25,962
Eli Lilly	USA	33,448
GlaxoSmithKline	UK	71,704
Johnson & Johnson	USA	98,028
Merck	USA	37,123
Novartis	Switzerland	70,077
Pfizer	USA	105,473
Roche Holdings	Switzerland	42,122
Sanofi-Aventis	France	57,954
Schering-Plough	USA	16,016
Takeda Pharmaceutical Company	Japan	23,323
Wyeth	USA	29,596

The merger of Aventis and Sanofi-Synthelabo during 2004 reduced the size of the comparator group to 13 companies and GlaxoSmithKline. The Committee subsequently determined that for a number of reasons, including focus of operation and market capitalisation, there was no other suitable company to add to the group.

Benchmarking
For benchmarking purposes, total remuneration incorporates base salary, annual bonus and long-term incentives. When setting pay the Committee has due regard to the Executives’ pension arrangements.

The global pharmaceutical industry is used as the primary pay comparator for the Executives as it is the appropriate marketplace for the company’s most senior executive talent. In the first instance, pay is benchmarked to publicly available remuneration data for these companies.

To provide context to the above information, reference is made to the Towers Perrin annual global pharmaceutical pay survey for the Pharmaceutical Human Resources Association (PHRA). To ensure that the global pharmaceutical industry benchmark is subject to scrutiny and review, the Committee also considers pay data from other global businesses primarily in the consumer and the manufacturing sectors.

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

Valuation method
The projected value method is used to benchmark total remuneration. This method projects the future value of the remuneration package under different performance scenarios whilst moderating the impact of market fluctuations in the short term and strengthening the focus on performance.

Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and long-term incentive) elements of remuneration changes with performance. The chart below shows the anticipated normal range of the mix between fixed and variable pay at different levels of performance for the CEO and the typical case for the other Executive Directors (“ED”). In some years, the ranges may be higher or lower depending on the performance of the company and the individual. The number of shares subject to the long-term incentive awards for the Executive Directors was unchanged from 2003.

Base salary
Base salaries are set by reference to the median for the relevant market. For Executives this is the pharmaceutical pay comparator group. Actual salary levels are reviewed annually and may vary depending on an Executive’s experience, responsibility and market value. Any changes usually take effect from 1st April. Base salaries for Dr Garnier and Dr Yamada were not changed during 2004. Mr Coombe’s base salary was increased by three per cent during 2004. Dr Garnier received $1,522,500, Mr Coombe £509,850 and Dr Yamada $725,000.

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and group achievements against objectives. No bonus is payable if financial performance is less than 96 per cent of the target performance. The individual performance against objectives can increase or decrease the bonus level by a factor which can range from zero to 1.5. Bonuses are subject to upper limits, which for the Executives other than the CEO, range between 100 per cent and 200 per cent of base salary. The CEO’s limit is 200 per cent.

An annual bonus paid on the basis of on-target business performance together with base salary provides annual cash in line with the median of the pay comparator group.

In the case of the CEO the bonus targets are set by the Board. Following the end of the financial year, the Committee reviews the CEO’s performance and determines the bonus payable, which is then recommended to the Board for approval. The CEO makes recommendations to the Committee regarding the performance level achieved against objectives for the other Executives. These recommendations are then considered by the Committee to determine the resultant bonus.

Executives can also choose to invest their bonus in GlaxoSmithKline shares for a minimum of three years under the Annual Investment Plan or the equivalent US plan. At the end of the three-year holding period, Executives are entitled to a matching award of 10 per cent of their deferred shareholding. The match is not subject to further performance conditions. This plan is open to approximately 700 senior executives on the same terms. The Committee believes that these arrangements encourage shareholding amongst senior executives and considers it appropriate for the Executives to participate on the same terms.

Back to Contents

46	GlaxoSmithKline Remuneration Report

In setting bonus awards for 2004, the Committee took into account the achievement of management in maintaining growth on a CER basis, whilst absorbing £1.5 billion of lost sales to generics.

Long-term incentives
Executives are eligible for performance share awards and share options. The remuneration policy provides that annual long–term incentive awards will normally be made up of a performance share award and a share option award.

The Committee considers that performance shares provide a stronger alignment to shareholder value, and therefore the remuneration policy places greater emphasis on the use of performance shares. Long-term incentive awards are determined such that for on-target performance more than half of the long-term incentive reward is derived from performance shares.

The grant of annual awards using more than one plan is consistent with the practice of the pay comparator group and other leading UK companies. Long-term incentives for the CET are provided on the same basis as the Executive Directors.

Performance share awards and share options are delivered to US resident executives in the form of ADSs. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers, the National Association of Pension Funds and other shareholder representative bodies. Current estimated dilution from existing awards under all GlaxoSmithKline employee share schemes made since the merger is approximately five per cent of the company’s share capital at 31st December 2004.

a) Performance shares
For the Executives, the level of performance shares vesting is based on the company’s Total Shareholder Return (TSR) relative to the performance comparator group (see page 45) over a three-year measurement period. TSR was chosen as the most appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance, and allows comparison between companies operating in different countries.

TSR is measured in sterling over the performance period and represents the change in the value of a share together with the value of reinvested dividends paid. In order to remove the impact of the varying tax treatments of dividends in different jurisdictions, all dividends are reinvested gross.

In respect of the performance share awards granted in December 2004, with the performance period 1st January 2005 to 31st December 2007, if GlaxoSmithKline is ranked at position seven (the mid–point) of the performance comparator group, 35 per cent of the shares will vest. Any ranking below this point will result in no shares vesting. Only if GlaxoSmithKline is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee has regard for the company’s underlying financial performance.

TSR rank with 13 companies &	Percentage of
GlaxoSmithKline	award vesting*

1	100%
2	100%
3	87%
4	74%
5	61%
6	48%
7	35%
Below 7	0%

*	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the vesting of the award. The receipt of dividends has been incorporated into the benchmarking of award levels. In addition, performance shares earned by the Executives cannot be sold, except to meet related tax liabilities, for a further two years following the end of the vesting period. The Committee believes that this further aligns the interests of the Executives with the long–term interests of shareholders.

The vesting table for the performance share awards granted in December 2003, with the performance period 1st January 2004 to 31st December 2006, is given on page 56.

b) Share options
Share options allow a holder to buy shares at a future date at the share price prevailing at the time of grant. Share options are granted to more than 12,000 managers at GlaxoSmithKline, including the Executives. The share options granted in 2004 to the Executives were linked to the achievement of compound annual EPS growth over the performance period.

The Committee considered that EPS was the key measure of the performance of the business and was also fully reflected through the business measures extended throughout the Group, ensuring organisational alignment.

When setting EPS targets, the Committee considers the company’s internal projections and analysts’ forecasts for GlaxoSmithKline’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

The following key principles govern the use of EPS as a performance measure:

•	adjustments will only be considered for major items
•	adjustments will be for the judgement of the Committee
•	the purpose of the adjustments is to ensure that the performance measurement is fair and reasonable to both participants and shareholders
•	any discretion exercised by the Committee will be disclosed to shareholders in the Annual Report.

The Committee will set out the basis of its decision if it considers it appropriate to make any adjustment.

For the 2004 grant, vesting increases on a straight-line basis for EPS performance between the hurdles set out in the table on the following page.

Back to Contents

Remuneration Report GlaxoSmithKline	47

Annualised	Percentage of
growth in EPS	award vesting

RPI + 5%	100%
RPI + 4%	75%
RPI + 3%	50%
< RPI + 3%	0%

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

Performance is measured over the three financial years following the grant of an option. The Committee has decided for the 2004 grant that there will be no performance retesting, so if the performance condition is not met after the three-year period, the option will lapse.

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60. Details of individual arrangements for the Executive Directors are set out on page 57. In response to the future pensions regime in the UK, the Committee will carefully consider the impact of the change in legislation and will decide how best to move forward when regulation is clearer and a market consensus emerges with a view to implementation in April 2006.

Share ownership requirements
To align the interests of executives with those of shareholders, executives are required to maintain significant holdings of shares in GlaxoSmithKline. These requirements are an important part of aligning the interests of executives with shareholders. The CEO is required to hold shares to the value of four times base salary. Other Executive Directors are required to build a shareholding to the value of three times base salary. Members of the CET are required to build a shareholding to a value of two times base salary. The other top 700 executives in the Group are required to build a shareholding to a value of one times base salary. Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company.

In order for shares to qualify for these share ownership requirements they must be held personally by the Executive or their spouse or minor children or have been earned but deferred under one of the share programmes operated by the company. Unexercised share options are not included in this calculation. As at 31st December 2004, Dr Garnier’s shareholding was 403,083 ADSs, Mr Coombe’s was 186,652 ordinary shares and Dr Yamada’s was 60,923 ADSs. These holdings were in excess of the share ownership requirements.

Other remuneration elements
The Executives participate in various legacy Glaxo Wellcome and SmithKline Beecham all-employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them.

The Sharesave plan and the ShareReward plan are Inland Revenue-approved plans open to all UK employees on the same terms. Mr Coombe is a member of the Sharesave plan, into which he contributes £250 a month. This provides him with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.

Mr Coombe also contributes £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.

The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2004 is shown on page 50.

Executive Director terms, conditions and remuneration

Executive Director contracts
The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. The policy provides the framework for contracts for Executive Directors appointed in the future.

The key aspects of GlaxoSmithKline’s contractual framework are:

Aspect	Policy

Notice period on	12 calendar months
termination by the
employing company
or executive

Termination payment	–	1x annual salary and
1x annual ’on–target’ bonus [1]
	–	No mitigation required [2]

Benefits	Governed by benefits policy, including:
	–	healthcare (medical and dental)
	–	personal financial advice
	–	life assurance contributions

Vesting of long-term incentives	Rules of relevant equity incentive plan [3]

Pension	Based on existing arrangements and terms of the relevant pension plan

Non-compete clause	12 months from termination notice date [2]

1	Dr Garnier’s target bonus is 100 per cent of salary, Mr Coombe’s is 85 per cent of salary and Dr Yamada’s is 85 per cent of salary.
2	The imposition of a 12-month non-compete period on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts. When reviewing the level of severance payments, the Committee considered investor and DTI guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination.
3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.

Dr Garnier, Mr Coombe and Dr Yamada agreed to changes in their previous contractual terms without compensation to come broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, in order to honour certain aspects of their ‘old’ contractual terms, there are a number of individual features which have been retained.

Back to Contents

48	GlaxoSmithKline Remuneration Report

In Dr Garnier’s case these include the entitlement to reimbursement of excise tax on change of control related payments, life insurance benefit funded by the company to age 65 and the following provisions relating to the vesting of long-term incentives:

•	Pre-2003 awards
On termination by the company (other than for cause), on retirement or on resignation for ‘good reason’ (i.e. resignation due to not being elected or retained as a director of the company or any merged company, or as a result of a change of control provided that such resignation occurs on or within 30 days of the first anniversary of the change in control), options will vest in full and remain exercisable for the full option term and performance shares will vest at the end of the performance period subject to performance but not time-apportioned.

•	2003 and thereafter
The above provisions apply but options will be subject to performance testing in all circumstances and any options or performance share awards made 12 months prior to the termination notice date will lapse.

Mr Coombe remains entitled on termination to the cash equivalent of 12 months benefits and continuing medical and dental insurance.

In addition, the current Executive Directors are entitled to receive one year’s worth of pension contributions on termination.

Dr Garnier’s and Mr Coombe’s contracts were executed on 3rd March 2004 and took effect from 1st January 2004. Dr Garnier’s contract will expire on 31st October 2007 and Mr Coombe’s on 31st March 2005, being the last day of the month in which they reach their 60th birthday. Dr Yamada’s contract was executed on 27th July 2004 and took effect from 1st January 2004 and expires on 30th June 2007 being the last day of the month in which he reaches his 62nd birthday.

No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry dates.

Individual pension arrangements
The UK plan provides for a pension based on two-thirds of final salary at age 60. The US cash balance plan provides for an annual contribution and interest on the sum accumulated in the cash balance plan but with no contractual promise to provide specific levels of retirement income.

GlaxoSmithKline makes annual contributions of 15 per cent of Dr Garnier’s annual salary and bonus and 18 per cent of Dr Yamada’s annual salary and bonus. The fund increases at an interest rate based on the yield on 30-year treasury bonds. The company has no liability beyond making these annual contributions.

Prior to 1999 all US-employees, including Dr Garnier and Dr Yamada, were moved from a final salary pension arrangement to the current cash balance structure. For all employees in the US, cash balance plan contributions are based on combined annual salary and annual bonus.

Mr Coombe participates in the Glaxo Wellcome defined benefit plan. On retirement at age 60, he is entitled to receive an annual pension of two-thirds of his final salary, a two–thirds widow’s pension and inflation proofing.

In 2000 all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by five per cent to reflect a distribution of surplus. This augmentation will apply to that element of Mr Coombe’s pension earnings before 31st March 2000.

Other entitlements
In addition to the contractual provisions outlined above, in the event that Dr Garnier, Dr Yamada or Mr Coombe’s service agreements are terminated by their employing company, the following would apply:

•	in the case of awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount, any income and gains, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause, then any deferred amount is not distributed until the end of the minimum three-year deferral period

•	in line with the policy applicable to US senior executives, Dr Garnier and Dr Yamada are entitled to receive continuing medical and dental insurance

•	following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10 per cent of the grant price of the original option. This additional benefit is triggered when the new option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger.

Outside appointments for Executive Directors
Any outside appointments must be approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

Non-Executive Director terms, conditions and fees

Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity. During the year the Chairman (then Sir Christopher Hogg) and the CEO recommended, and the Board approved, a new fee structure effective from 1st October 2004 for the Non-Executive Directors as follows:

•	a standard fee of £60,000 per annum

•	supplemental fees as follows:
	–	£30,000 per annum for the SID and Audit Committee Chairman
	–	£20,000 per annum for the Chairman of the Remuneration and the Corporate Responsibility Committees
	–	£5,000 per meeting for each Non-Executive Director undertaking intercontinental travel to the meetings

•	fees that are paid in US dollars are converted at a rate of £1/US$1.8162 being the exchange rate that applied when the new fee arrangements were approved.

The fee arrangements for Sir Christopher Gent are described on page 49.

Back to Contents

Remuneration Report GlaxoSmithKline	49

To enhance the link between Directors and shareholders and as set out in the table below, GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares. With effect from 1st October 2004, at least 25 per cent of the Non-Executive Directors’ total fees are paid in the form of shares and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share account.

Prior to 1st October 2004, the Non-Executive Directors were allocated a number of shares, dependent on their position, as part of their fees and could elect to invest part or all the balance of fees in a share account. These shares are not paid out until the Director’s retirement from the Board, or at a later date, and are paid on the basis of dividends reinvested in the interim.

The fee arrangements prior to 1st October 2004 were as follows:

		Chairman
	Board	of a Board	Deputy
	member	Committee	Chairman	Chairman

Cash fees	£45,000	£55,000	£80,000	£300,000
	($72,000)	($88,000)

Percentage of cash fees which may be taken as shares	100%		50%

Maximum share	£45,000	£55,000	£40,000	£150,000
election	($72,000)	($88,000)

Automatic share allocation	1,000 Ordinary shares (or 500 ADSs)		3,000 Ordinary shares (or 1,500 ADSs)	6,000 Ordinary shares (or 3,000 ADSs)

Non-Executive Directors are not entitled to compensation if their appointment is terminated.

Chairman
Sir Christopher Hogg retired as Chairman with effect from 31st December 2004. Sir Christopher Hogg’s letter of appointment to the Board was dated 19th June 2000 and was amended on 1st September 2002 to record his appointment as Chairman with effect from 20th May 2002. Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This may be extended for a further term of three years by mutual agreement. He received fees at the rate of £240,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £60,000 per annum whilst Deputy Chairman and receives £400,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £100,000 per annum as Chairman.

Other Non-Executive Directors
On appointment, each Non-Executive Director is provided with a letter of appointment under which it is agreed that they serve the company as a Non-Executive Director until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In each case this can be extended for a further term of three years by mutual agreement. No directors serve a term longer than three years without offering themselves for re-election by the shareholders.

The following table shows the date of the letter of appointment and where applicable the date of leaving the Board:

Non-Executive Director	Date of letter of appointment	Date of leaving

Mr L Culp	09.06.03	–
Sir Crispin Davis	09.06.03	–
Sir Deryck Maughan	26.05.04	–
Sir Ian Prosser	19.06.00	–
Dr R Schmitz	19.06.00	–
Dr L Shaprio	19.06.00	–
Sir Robert Wilson	09.06.03	–
Dr M Barzach	19.06.00	17.05.04
Sir Peter Job	19.06.00	31.12.04
Mr J McArthur	19.06.00	17.05.04
Mr D McHenry	19.06.00	17.05.04

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

Directors and Senior Management remuneration

The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2004; their interests in shares of GlaxoSmithKline plc; their interests in share options and incentive plans and their pension benefits. The members of the CET and the Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

Back to Contents

50	GlaxoSmithKline Remuneration Report

Annual remuneration

		2004				2003

					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000

Executive Directors
Dr JP Garnier	a,b,c	$1,523	$786	$2,250	$4,559	$1,502	$633	$2,435	4,570
Dr T Yamada	b,c	$725	$577	$1,001	$2,303	–	–	–	–
Mr J Coombe	b,c,d	£506	£9	–	£515	£490	£17	£730	£1,237

Total Executive Directors		£1,734	£754	£1,777	£4,265	£1,406	£403	£2,215	£4,024

Current Non-Executive Directors
Mr L Culp		$97	–	–	$97	$48	–	–	$48
Sir Deryck Maughan		$57	–	–	$57	–	–	–	–
Dr L Shapiro	e	$182	–	–	$182	$179	–	–	$179
Sir Christopher Gent		£175	–	–	£175	–	–	–	–
Sir Crispin Davis		£57	–	–	£57	£29	–	–	£29
Sir Ian Prosser		£65	–	–	£65	£66	–	–	£66
Dr R Schmitz		£72	–	–	£72	£67	–	–	£67
Sir Robert Wilson		£66	–	–	£66	£10	–	–	£10

Total Current Non-Executive Directors		£618	–	–	£618	£310	–	–	£310

Former Non-Executive Directors
Mr J McArthur		$42	$18	–	$60	$102	–	–	$102
Mr D McHenry		$42	–	–	$42	$106	–	–	$106
Mr P Allaire		–	–	–	–	£28	–	–	£28
Dr M Barzach	f	£78	–	–	£78	£107	–	–	£107
Sir Christopher Hogg		£369	£1	–	£370	£374	–	–	£374
Sir Roger Hurn		–	–	–	–	£50	–	–	£50
Sir Peter Job		£57	–	–	£57	£57	–	–	£57
Sir Richard Sykes	a,g	–	£1	–	£1	–	£958	–	£958

Total Former Non-Executive Directors		£550	£12	–	£562	£743	£958	–	£1,701

Total Non-Executive Directors		£1,168	£12	–	£1,180	£1,053	£958	–	£2,011

Total remuneration		£2,902	£766	£1,777	£5,445	£2,459	£1,361	£2,215	£6,035

Remuneration for Directors on the US Payroll is reported in Dollars. Amounts have been converted to Sterling at the average rates for the year.

a)	Following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares were granted an additional cash benefit equal to 10 per cent of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year Dr Garnier received $335,730 (2003 – $299,311) relating to options exercised (page 55). In 2003, Sir Richard Sykes received £940,499 as a result of his options lapsing above market value. These amounts are included in other benefits in the table above.

b)	Dr Garnier is a Non-Executive Director of United Technologies Corporation, in respect of which in 2004, he received $110,000 in the form of deferred stock units and 3,500 stock options with a grant price of $88.17. Mr Coombe is a member of the Supervisory Board of Siemens AG, in respect of which, in 2004, he received £54,082 and 1,500 stock appreciation rights with a grant price of €72.54. Dr Yamada was a member of the Board of Directors of diaDexus, Inc., in respect of which, in 2004, he received 30,000 stock appreciation rights with a grant price of $0.40. These amounts are excluded from the table above and retained by the Executive Directors.

c)	In 2001, following the merger, Dr Garnier, Mr Coombe and Dr Yamada were awarded a one-off special deferred bonus as members of the CET. Each was awarded an amount equivalent to his salary on 31st December 2001 and this was notionally invested in GlaxoSmithKline shares or ADSs on 15th February 2002 and deferred for three years. As at 31st December 2004 the value of those shares or ADSs notionally acquired in respect of Dr Garnier was $1,500,001, an increase of five per cent over the year. This includes dividends reinvested during the year of $58,236. Those shares notionally acquired in respect of Mr Coombe were valued at £364,203 as at 31st December 2004, a decrease of one per cent over the year. This includes dividends reinvested during the year of £14,460. Those shares notionally acquired in respect of Dr Yamada were valued at $672,414 as at 31st December 2004, an increase of five per cent over the year. This includes dividends reinvested during the year of $26,106.

The deferred bonus vested on 15th February 2005 and the amounts paid were equivalent to the then value of shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. Dr Garnier received $1,556,324 and Dr Yamada received $697,663. Mr Coombe has waived his deferred bonus of £383,924. The company will make a contribution to the pension plan in 2005 of £383,924 to enhance his pension entitlements. These amounts are not included in the table above.

Back to Contents

Remuneration Report GlaxoSmithKline	51

d)	Mr Coombe has waived his 2004 annual bonus of £650,370. The company will make a contribution to the pension plan in 2005 of £650,370 to enhance his pension entitlements. This amount is not included within fees and salary above.

e)	Dr Shapiro is a member of GlaxoSmithKline’s Scientific Advisory Board for which she received fees of $85,000 (2003 – $85,000), of which $30,000 (2003 – $30,000) was in the form of ADSs. These are included within fees and salary above.

f)	Dr Barzach received fees of €83,005 (2003 – €72,268) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

g)	In addition to the remuneration received as a former director, as set out above, Sir Richard Sykes received £20,417 (2003 – £49,000) for the period 1st January 2004 to 30th May 2004 relating to his appointment as Senior Advisor.

None of the above Directors received expenses during the year requiring separate disclosure as required by the Regulations.

Non-Executive Directors’ remuneration

	2004			2003

	Total	Cash	Shares/ADSs	Total	Cash	Shares/ADSs
Fees and salary	000	000	000	000	000	000

Current Non-Executive Directors
Mr L Culp	$97	–	$97	$48	–	$48
Sir Deryck Maughan	$57	–	$57	–	–	–
Dr L Shapiro	$97	$75	$22	$93	$72	$21
Sir Christopher Gent	£175	£140	£35	–	–	–
Sir Crispin Davis	£57	–	£57	£29	–	£29
Sir Ian Prosser	£65	£28	£37	£66	£27	£39
Dr R Schmitz	£72	£38	£34	£67	£33	£34
Sir Robert Wilson	£66	£52	£14	£10	£8	£2

Former Non-Executive Directors
Mr J McArthur	$42	$37	$5	$101	$80	$21
Mr D McHenry	$42	$37	$5	$106	$85	$21
Mr P Allaire	–	–	–	£28	£25	£3
Dr M Barzach	£22	£19	£3	£57	£45	£12
Sir Christopher Hogg	£369	£150	£219	£374	£150	£224
Sir Roger Hurn	–	–	–	£50	£32	£18
Sir Peter Job	£57	–	£57	£57	–	£57

Total	£1,066	£508	£558	£951	£465	£486

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline. Accordingly, it does not include Dr Barzach’s fees received from GlaxoSmithKline France for healthcare consultancy provided or Dr Shapiro’s fees received as a member of GlaxoSmithKline’s Scientific Advisory Board.

From 1st January until 30th September 2004, Non-Executive Directors were required to receive part of their fees in the form of shares or ADSs, with the balance received in cash. From 1st October 2004 until 31st December 2004, the Non-Executive Directors were required to take at least 25 per cent of their total fees in the form of shares allocated to a share account. In both cases they could then elect to receive either all or part of the cash payment in the form of further shares or ADSs. The total value of these shares and ADSs as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADSs.

The shares and ADSs are notionally awarded to the Non-Executive Directors and allocated to their interest accounts and are included within the Directors’ interests tables on page 53. The accumulated balance of these shares and ADSs, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement. Upon retirement, the Non-Executive Directors will receive either the shares and ADSs or a cash amount equal to the value of the shares and ADSs at the date of retirement.

Back to Contents

52	GlaxoSmithKline Remuneration Report

The table below sets out the accumulated number of shares and ADSs held by each Non-Executive Director as at 31st December 2004 together with the movements in their account over the year.

	Number of shares and ADSs

				Dividends
Non-Executive Directors’ share arrangements	At 31.12.03	Allocated	Elected	reinvested	Paid out	At 31.12.04

Current Non-Executive Directors
Sir Christopher Gent	–	–	2,918	3	–	2,921
Mr L Culp - ADSs	1,061	375	1,868	44	–	3,348
Sir Crispin Davis	2,272	750	4,208	103	–	7,333
Sir Deryck Maughan	–	125	1,123	–	–	1,248
Sir Ian Prosser	9,030	750	2,411	329	–	12,520
Dr R Schmitz	7,550	750	2,194	277	–	10,771
Dr L Shapiro - Shares	1,619	–	–	57	–	1,676
- ADSs	2,045	375	144	44	–	2,608
Sir Robert Wilson	167	750	409	11	–	1,337

Former Non-Executive Directors
Dr M Barzach	3,109	250	–	–	3,359	–
Sir Christopher Hogg	27,929	6,000	13,003	1,068	–	48,000
Sir Roger Hurn	12,163	–	–	422	1,280	11,305
Sir Peter Job	12,228	750	4,208	452	–	17,638
Mr J McArthur - ADSs	2,084	125	–	–	2,209	–
Mr D McHenry - ADSs	2,045	125	–	–	2,170	–
Mr J Young - Shares	1,978	–	–	–	1,978	–
- ADSs	1,014	–	–	–	1,014	–

The table below sets out the settlement of former Non-Executive Directors’ share arrangements on their leaving the Board:

		Value of awards	Value of awards	Payments
	Date of leaving	allocation	leaving (a)	in 2004 (b)

2004
Dr M Barzach	17.05.04	£47,032	£40,390	£40,390
Sir Christopher Hogg	31.12.04	£565,857	£586,559	–
Sir Peter Job	31.12.04	£225,360	£215,538	–
Mr J McArthur	17.05.04	$99,880	$94,861	$94,861
Mr D McHenry (d)	17.05.04	$98,556	$93,187	$93,187

Prior years
Sir Roger Hurn (c)	05.06.03			£14,806
Mr J Young (c)	20.05.02			$85,063

a)	The change in value of awards between allocation and leaving is attributable to dividends re-invested and the change in share price between the dates of award and the dates of leaving.

b)	Awards to Sir Christopher Hogg and Sir Peter Job under the Non-Executive Directors’ share arrangements were settled in full, with a transfer of shares in January 2005.

c)	On leaving the Board, Sir Roger Hurn and Mr Young elected to receive the settlement of their Non-Executive Directors share arrangements in 40 quarterly and three annual cash payments, respectively.

d)	In addition to the payments disclosed above Mr McHenry received a payment $970,495 for deferred fees relating to the period Mr McHenry was Director of SmithKline Beckman prior to the merger with the Beecham Group in 1989. The deferred fees were indexed to the total return of GlaxoSmithKline ADSs and payable following Mr McHenry’s retirement as a Non-Executive Director of GlaxosmithKline. The total accumulated value of deferred fees paid was equivalent to 23,190 GlaxoSmithKline ADSs.

Back to Contents

Remuneration Report GlaxoSmithKline	53

Directors’ interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

		Shares			ADSs

		25th February	31st December	1st January	25th February	31st December	1st January
	Footnote	2005	2004	2004	2005	2004	2004

Dr JP Garnier	a	–	–	–	224,847	204,430	113,858
Mr J Coombe	b	198,629	186,652	173,911	–	–	–
Dr T Yamada	a	–	–	–	66,832	60,923	52,930
Sir Christopher Gent	c,d	2,921	2,921	–	–	–	–
Mr L Culp	c	–	–	–	3,348	3,348	1,061
Sir Crispin Davis	c	12,500	12,500	7,439	–	–	–
Sir Christopher Hogg	c,e		52,667	32,450	–	–	–
Sir Peter Job	c,e		19,925	14,482	–	–	–
Sir Deryck Maughan	c,d	–	–	–	1,248	1,248	–
Sir Ian Prosser	c	13,430	13,430	9,940	–	–	–
Dr R Schmitz	c	10,771	10,771	7,550	2,840	2,840	2,840
Dr L Shapiro	c	1,676	1,676	1,619	6,276	5,958	4,709
Sir Robert Wilson	c	2,465	2,465	1,295	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a)	Includes the equivalent number of ADSs purchased in the GlaxoSmithKline Stock Fund within the 401(k) plan.

b)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan totalling 763 shares at 31st December 2004 (2003 – 481) and 809 shares at 25th February 2005.

c)	Includes shares and ADSs received as part or all of their fees as described under Non-Executive Directors’ share arrangements above. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2004. These are also included in the Directors’ interests above.

d)	Sir Christopher Gent and Sir Deryck Maughan did not own any shares on the date of their appointment to the Board.

e)	Sir Christopher Hogg and Sir Peter Job left the board on 31st December 2005, therefore their interests in the company on 25th February 2005 are not included in the table above.

The interests of the above-mentioned Directors at 25th February 2005 reflect changes between the end of the financial year and that date.

Back to Contents

54	GlaxoSmithKline Remuneration Report

Share options

Options – ADSs		Granted

	At 31.12.03	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.04

Dr JP Garnier	3,615,700	02.12.04	02.12.07 - 01.12.14	$43.73	460,000	231,052	3,844,648
Dr T Yamada	1,085,358	02.12.04	02.12.07 - 01.12.14	$43.73	138,000	–	1,223,358

Options – Shares		Granted

	At 31.12.03	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.04

Mr J Coombe	1,434,249	n/a	n/a	n/a	n/a	–	1,434,249

For those options outstanding at 31st December 2004, the earliest and latest vesting and lapse dates for those above and below the market price for a GlaxoSmithKline share at the year end are given in the table below. Mr Coombe was excluded from the grant of options on 2nd December 2004, as he retires from the company within 12 months of the date of the grant.

				Vesting date		Lapse date
		Weighted average
Dr JP Garnier		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$55.99	2,033,448	23.11.01	28.11.04	22.11.08	27.11.11

		$55.99	2,033,448

Below market price at year end:	vested options	$34.00	441,200	15.11.98	13.11.00	14.11.05	12.11.07
	unvested options	$41.88	1,370,000	03.12.05	02.12.07	02.12.12	01.12.14

		$39.96	1,811,200

Total ADS options as at 31st December 2004		$48.44	3,844,648

				Vesting date		Lapse date
		Weighted average
Dr T Yamada		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$56.35	660,591	23.11.01	28.11.04	22.11.08	27.11.11

		$56.35	660,591

Below market price at year end:	vested options	$29.07	141,767	25.03.99	13.11.00	24.03.06	12.11.07
	unvested options	$41.77	421,000	03.12.05	02.12.07	02.12.12	01.12.14

		$38.57	562,767

Total ADS options as at 31st December 2004		$48.17	1,223,358

				Vesting date		Lapse date
		Weighted average
Mr J Coombe		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	£16.97	867,218	04.08.02	28.11.04	03.08.09	27.11.11
	unvested options	£12.70	276,000	15.12.06	15.12.06	14.12.13	14.12.13

		£15.94	1,143,218

Below market price at year end:	unvested options	£11.78	291,031	01.12.05	03.12.05	31.05.06	02.12.12

		£11.78	291,031

Total share options as at 31st December 2004		£15.10	1,434,249

GlaxoSmithKline grants share options to Executive Directors and Senior Managers on an annual basis, generally in November. An initial grant was made following completion of the merger in March 2001. The measurement period for the options granted in March 2001 commenced on 1st January 2001. The measurement periods for options granted in November 2001 and 2002 and December 2003 and 2004 commenced on 1st January 2002, 2003, 2004 and 2005, respectively. The Directors hold these options under the various share option plans referred to in Note 36 to the Financial statements, ‘Employee share schemes’. None of the other Directors had an interest in any option over the company’s shares.

Following the merger, each of the Directors above elected to exchange their outstanding options in the legacy share option plans for options over GlaxoSmithKline shares. These Directors, and all other participants in those legacy schemes who made such an election, will receive an additional benefit of a cash sum equal to 10 per cent of the grant price of the original option. This additional benefit will be given when the new option is exercised or lapses.

Prior to 2003 only those share options granted to Executive Directors were subject to a performance condition. In order for the options to vest in full, business performance EPS growth, excluding currency and exceptional items, had on average to be at least three percentage points per annum more than the increase in the UK Retail Prices Index over any three-year performance period.

The options granted to Executive Directors in 2003 were subject to the performance conditions as described on pages 46 to 47.

Back to Contents
Remuneration Report GlaxoSmithKline	55

In respect of the 2003 grant, if the performance condition is not met after the three-year measurement period, the performance will be measured again over the four financial years following the date of grant of the options. If the performance condition is not met at the end of four years, the option will lapse.

The options granted to the Executive Directors in 2004 were subject to the same performance condition as set in 2003, but to the extent that the performance conditions have not been met at the end of the three-year performance period, the option will lapse with no retesting being permitted.

Options exercised					2004	2003

	Date	Number	Grant price	Market price	Gain	Gain

Dr JP Garnier	19.02.04	231,052	$14.53	$43.19	$6,621,049	$5,079,506

At the average exchange rate for the year, the above gain made by Dr Garnier amounted to £3,618,060. An EOI benefit of $335,730 (£183,459) was paid to Dr Garnier on exercise of these options, this benefit has been included in the table on page 50. On 14th February 2005, Dr Garnier exercised 79,054 options with an exercise price of $22.07 giving rise to a gain of $2,029,561. Dr Garnier also received $174,472 in respect of the Exchange Offer Incentive benefit arising on the exercise of these options.

Mr Coombe did not exercise any share options during 2004 or 2003. Dr Yamada did not exercise any options during 2004.

The highest and lowest closing prices during the year ended 31st December 2004 for GlaxoSmithKline shares were £12.99 and £10.42, respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year ended 31st December 2004 were $47.50 and $39.04, respectively. The market price for a GlaxoSmithKline share on 31st December 2004 was £12.22 (31st December 2003 – £12.80) and for a GlaxoSmithKline ADS was $47.39 (31st December 2003 – $46.62). The prices on 25th February 2005 were £12.62 per GlaxoSmithKline share and $48.64 per GlaxoSmithKline ADS.

Incentive plans

Performance Share Plan awards

Dr JP Garnier – ADS
Performance period			Market			Vested & exercised			Additional
		Number	price on						ADS by		Vested &
	Unvested	granted	date of	Vested &		Market			dividends	Unvested	deferred
	at 31.12.03	in 2004	grant	deferred	Number	price	Gain	Lapsed	reinvested	at 31.12.04	at 31.12.04

01.01.01 – 31.12.03	70,000	–	$51.30	34,492	508	$43.39	$22,042	35,000	1,023	–	35,515
01.01.02 – 31.12.04	70,000	–	$51.95	–	–	–	–	–	–	70,000	–
01.01.03 – 31.12.05	70,000	–	$37.25	–	–	–	–	–	–	70,000	–
01.01.04 – 31.12.06	200,000	–	$44.57	–	–	–	–	–	5,990	205,990	–
01.01.05 – 31.12.07	–	200,000	$43.73	–	–	–	–	–	–	200,000	–

The value of awards deferred by Dr Garnier at vesting was $1,496,608.

Dr T Yamada – ADS
Performance period			Market			Vested & exercised			Additional
		Number	price on						ADS by
	Unvested	granted	date of	Vested &		Market			dividends	Unvested
	at 31.12.03	in 2004	grant	deferred	Number	price	Gain	Lapsed	reinvested	at 31.12.04

01.01.01 – 31.12.03	20,000	–	$51.30	–	10,000	$43.39	$433,900	10,000	–	–
01.01.02 – 31.12.04	20,000	–	$51.95	–	–	–	–	–	–	20,000
01.01.03 – 31.12.05	20,000	–	$37.25	–	–	–	–	–	–	20,000
01.01.04 – 31.12.06	60,000	–	$44.57	–	–	–	–	–	1,797	61,797
01.01.05 – 31.12.07	–	60,000	$43.73	–	–	–	–	–	–	60,000

Mr J Coombe – Shares
Performance period			Market			Vested & exercised			Additional
		Number	price on						ADS by
	Unvested	granted	date of	Vested &		Market			dividends	Unvested
	at 31.12.03	in 2004	grant	deferred	Number	price	Gain	Lapsed	reinvested	at 31.12.04

01.01.01 – 31.12.03	40,000	–	$17.93	–	20,000	$11.30	$226,000	20,000	–	–
01.01.02 – 31.12.04	40,000	–	$18.15	–	–	–	–	–	–	40,000
01.01.03 – 31.12.05	40,000	–	$11.79	–	–	–	–	–	–	40,000
01.01.04 – 31.12.06	120,000	–	$12.70	–	–	–	–	–	3,622	123,622

Back to Contents
56	GlaxoSmithKline Remuneration Report

At the average exchange rate for the year, the above gains by Dr Garnier and Dr Yamada amounted to £12,045 and £236,612, respectively. Mr Coombe was excluded from the grant of awards made on 2nd December 2004 as he retires from the company within 12 months of the date of the grant.

The Performance Share Plan (PSP) is a medium-term incentive scheme introduced during 2001. The PSP replaces the Long-Term Incentive Plan and the Mid-Term Incentive Plan operated respectively by Glaxo Wellcome and SmithKline Beecham.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three-year measurement period and is dependent on GlaxoSmithKline’s performance during that period as described on page 46. The share awards are granted annually in November or December and the measurement period commences on the following 1st January, ending after three years on 31st December. The three-year measurement period for the awards with a performance period commencing 1st January 2002, ended on 31st December 2004. Based on the performance of GlaxoSmithKline during that period, 50 per cent of the award vested in February 2005. Beginning with the award with a performance period beginning on 1st January 2004, dividends are reinvested on the PSPs awarded to members of the CET. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards.

Dr Garnier elected to defer receipt of 34,492 of his awards that vested in 2004 until retirement.

Prior to the performance period beginning 1st January 2004, awards were in two parts: half can be earned by reference to GlaxoSmithKline’s TSR performance compared to the FTSE 100, of which the company is a constituent, and the other half of the award is deliverable if the company’s business performance EPS growth, excluding currency and exceptional items, is on average at least three percentage points per annum more than the increase in the UK Retail Prices Index over the three-year performance period. For these awards, if GlaxoSmithKline is ranked in the top 20 of the FTSE 100 based on TSR performance, then all of the shares in this part of the award will vest. For the 50th position in the FTSE 100, 40 per cent of the shares will vest. If GlaxoSmithKline is ranked below 50th position, none of the shares, subject to this part of the award, will vest. Between the 20th and 50th positions, vesting will occur on a sliding scale.

The following vesting table applies to the awards with a performance period from 1st January 2004 to 31st December 2006.

TSR rank with 14 companies & GlaxoSmithKline*	Percentage of award vesting**

1	100%
2	100%
3	90%
4	80%
5	70%
6	60%
7	50%
Median	35%
Below median	0%

*	The performance comparator group for these awards comprised 14 other companies and GlaxoSmithKline. Both Aventis and Sanofi-Synthelabo were in the comparator group prior to their merger to form Sanofi-Aventis. For the purposes of calculating TSR over the performance period for the awards granted in December 2003, the starting price of the shares of the two individual companies will be compared to the price of the merged company at the end of the performance period, adjusted by the merger ratio. Dividends will be treated as having been reinvested during the performance period.

**

TSR is measured on a pro rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

Mid-Term Incentive Plan – ADSs	Vested and deferred participations at 31.12.03	Dividends reinvested in 2004	Vested and deferred participations at 31.12.04

Dr JP Garnier	157,424	5,714	163,138

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted.

Where a final award of ADSs is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts vested in 1999, 2000, 2001, 2002 and 2003. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 53 since they are retained in the MTIP until paid out.

Stock Appreciation Rights (SARs) – ADSs	At 31.12.03	At 31.12.04	Average grant price

Dr L Shapiro	1,487	1,487	$50.34

All SARs held by Dr Shapiro have a grant price above the market price of a GlaxoSmithKline ADS at year end.

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

	Accrued benefit at 31.12.03 000 pa	Accrued benefit at 31.12.04 000 pa	Change in accrued benefit over year 000 pa	Transfer value at 31.12.03 000	Transfer value at 31.12.04 000	Change over year in transfer value* 000	Change in accrued benefit over year net of inflation 000 pa	Transfer value of change in accrued benefit* 000

Dr JP Garnier	$1,012	$1,040	$28	$10,089	$11,638	$1,549	$(8)	$1,549
Mr J Coombe	£317	£345	£28	£6,436	£7,666	£1,230	£19	£432
Dr T Yamada	$155	$165	$10	$1,044	$1,264	$220	$5	$220

*	The change in transfer value is shown net of contributions made by the individual.

Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

Dr Garnier and Dr Yamada are members of the all employee US cash balance pension plan, under which GlaxoSmithKline makes annual contributions calculated as a percentage of the employee’s base salary and bonus. The fund increases at an interest rate set annually in advance based on the 30-year treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. Neither has entitlement to a spouse’s pension or to pension increases, other than by reducing their own initial pension.

The normal retirement age under this plan is 65 years of age. Dr Garnier’s pension arrangements have been brought into line with the terms of his service agreement and the assumed retirement age reduced to 60. Similarly Dr Yamada’s assumed retirement age has been reduced to 62.

The transfer value, or cash sum, of Dr Garnier’s plan has increased by $1,548,679 over the year as a result of phased transfers from a previous scheme, the further accumulation of interest and contributions paid by the company.

The transfer value, or cash sum, of Dr Yamada’s plan has increased by $220,097 over the year as a result of the further accumulation of interest and contributions paid by the company.

Dr Garnier and Dr Yamada are also members of the US Retirement Savings Plan, a money purchase scheme open to all US employees. Contributions are invested in a range of funds and the value of the accumulated funds are paid at retirement. During 2004 contributions of £36,160 ($66,173) were paid into this scheme by the company in respect of Dr Garnier, of which £2,240 ($4,100) was invested in GlaxoSmithKline shares in a stock ownership account. In respect of Dr Yamada, contributions of £44,840 ($82,057) were paid into the scheme of which £2,240 ($4,100) was invested in GlaxoSmithKline shares in a stock ownership account. The shares held in this account are included within the Director’s interests tables on page 53.

Mr Coombe’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Whilst Mr Coombe’s annual accrued benefit has increased by £28,206 (£19,324 excluding the effects of inflation), the transfer value has increased by £1,230,000 over the year.

This increase has arisen primarily as a result of the following factors:

•	Mr Coombe’s pensionable salary increased by £14,850 in 2004. This has accounted for £7,601 of the increase in his accrued benefit and £169,000 increase in the transfer value of his accrued benefit as at 31st December 2004

•	Annual increases to transfer values become larger the closer an individual is to retirement. Under the terms of Mr Coombe’s service agreement, he will retire at the age of 60 on 31st March 2005. As Mr Coombe approaches retirement, the transfer value of his pension will further increase to reflect the level of funds required to meet the annual accrued benefit payments

Mr Coombe has waived his 2004 annual bonus of £650,370 and 2001 special deferred bonus of £383,924. The company will make a contribution to the pension plan in 2005 of £1,034,294 to enhance his pension benefits.

In 2003, a discretionary increase was applied to the UK Pension Plan uplifting the increase from the UK Retail Price Index level of 2.8% to 3% for all plan members. As a result, Sir Richard Sykes received a discretionary increase of £1,265 in his accrued benefit in 2004.

Back to Contents

58	GlaxoSmithKline Remuneration Report

Directors and Senior Management

For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group (‘the group’). For the purposes of this disclosure, the group is defined as the Directors, members of the CET and the Company Secretary. In respect of the financial year 2004, the total compensation paid to members of the group for the periods during which they served in that capacity was £13,113,720, the aggregate increase in accrued pension benefits was £49,681 and the aggregate payment to defined contribution schemes was £306,589. During 2004 members of the group were granted options over 478,650 shares and 1,206,750 ADSs and awarded 216,709 shares, 540,849 ADSs in the Performance Share Plan and 3,160 shares in the Restricted Share Plan. At 25th February 2005, the then-current members of the group (comprising 23 persons) owned 552,787 shares and 476,357 ADSs, constituting less than one per cent of the issued share capital of the company. The group also held, at that date: options to purchase 5,249,150 shares and 7,813,443 ADSs; 715,252 shares and 1,239,292 ADSs awarded under the Performance Share Plan, including those shares and ADSs that are vested and deferred; 4,188 shares and 235,845 ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan, including those shares and ADSs that are vested and deferred; 1,487 ADSs awarded under the legacy SmithKline Beecham Stock Appreciation Rights and 3,160 shares awarded under the Restricted Share Plan. These holdings were issued under the various executive share option plans described in Note 36 to the Financial statements, ‘Employee share schemes’.

Directors’ interests in contracts

Except as described in Note 32 to the Financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company.

The Directors’ Remuneration Report has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
2nd March 2005

Back to Contents

GlaxoSmithKline	59

Operating and financial review and prospects

The Operating and financial review and prospects discusses the operating and financial performance, the financial outlook and the financial resources of the Group. The results for each year are compared primarily with the results for the preceding year under the following headings:

60	Financial trends and ratios

61	2004 Year – results for the year to 31st December 2004 compared to the year to 31st December 2003

71	Financial position and resources – at 31st December 2004

76	Outlook and risk factors

Additionally, in accordance with US requirements:

79	2003 Year – results for the year to 31st December 2003 compared to the year to 31st December 2002

Exchange rates
The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. Its results as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies.

Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiary and associated undertakings and joint ventures into sterling. Period end rates are used to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

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

Business performance
During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of the way in which the business was managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management was able to influence.

For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group’s performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

This information is provided in addition to the statutory results prepared under UK GAAP which appear on pages 90 and 91 to assist shareholders to gain a clear understanding of the underlying performance of the business and increase comparability for the periods presented.

Back to Contents

60	GlaxoSmithKline Operating and financial review and prospects

Financial trends and ratios

Statutory results	2004 £m	Growth	2003 (restated) £m	Growth	2002 (restated) £m

CER%	£%	CER%	£%

Turnover -	Pharmaceuticals	17,146	1	(6)	18,181	5	1	17,995
-	Consumer Healthcare	3,213	3	(1)	3,260	4	1	3,217

Total	20,359	1	(5)	21,441	5	1	21,212

Cost of sales	(4,309)	(1)	(5)	(4,544)	–	(1)	(4,609)
Selling, general and administration	(7,061)	(2)	(7)	(7,597)	(2)	(5)	(8,023)
Research and development	(2,839)	7	2	(2,791)	(1)	(4)	(2,900)

Trading profit	6,150	5	(6)	6,509	21	15	5,680

Profit before taxation	6,119	8	(3)	6,313	20	14	5,524
Earnings	4,302	7	(4)	4,478	19	14	3,930
Basic earnings per share (pence)	75.0	p	8	(3)	77.1	p	22	16	66.5	p

Merger, restructuring and disposal of subsidiaries

Cost of sales	–	(356)	(366)
Selling, general and administration	–	(18)	(498)
Research and development	–	(21)	(168)

Trading profit	–	(395)	(1,032)

Profit before taxation	–	(390)	(1,011)
Earnings	–	(281)	(712)

Business performance results

Turnover	20,359	1	(5)	21,441	5	1	21,212
Cost of sales	(4,309)	7	3	(4,188)	–	(1)	(4,243)
Selling, general and administration	(7,061)	(2)	(7)	(7,579)	4	–	(7,525)
Research and development	(2,839)	8	2	(2,770)	4	1	(2,732)

Trading profit	6,150	(1)	(11)	6,904	8	3	6,712

Profit before taxation	6,119	2	(9)	6,703	8	3	6,535
Adjusted earnings	4,302	1	(10)	4,759	7	5	4,642
Adjusted earnings per share (pence)	75.0	p	2	(9)	82.0	p	10	4	78.5	p

Research and development – Statutory

Pharmaceuticals	2,730	2,704	2,791
Consumer Healthcare	109	87	109

Total	2,839	2,791	2,900

Interest

Net interest payable	203	161	141
Interest cover	31 times	40 times	40 times

Interest cover is calculated as statutory profit before interest divided by net interest payable.

Tax rate

Business performance	27.8%	27.4%	27.0%
Statutory results	27.8%	27.4%	26.5%

Borrowings

Net debt	1,984	1,648	2,335
Gearing	32%	28%	50%

The gearing ratio is calculated as net debt as a percentage of shareholders’ funds, net debt and minority interests.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	61

2004 Year

World economy

Record oil prices the continued threat of terrorism and tightened monetary policies by the major economies were features of the global economy during 2004. Despite this, there was continued strong growth in China and the USA, with signs of economic recovery in the main economies of Europe, albeit slower.

Growth in the USA was 4.4 per cent, although there were wide predictions that 2005 would see expansion kept to less than four per cent. The Federal Reserve Board raised interest rates five times during 2004 to stave off inflationary pressures. There was continued concern over the country’s budget deficit and the effect on the global economy of whatever corrective actions were to be adopted. Nevertheless, the USA remained the main driver for global growth, with strong support from Asia, despite the adverse impact of higher oil prices.

Japan’s economy declined 0.5 per cent, however a recovery in the economy is anticipated in mid-2005. Although in China, official measures to moderate the pace of the country’s economic expansion were taken, growth of over nine per cent was achieved. Emerging economies elsewhere in Asia were hit by oil price rises, although reasonable growth continued in countries such as Taiwan, Thailand and Singapore.

In the EU, GDP grew 2.3 per cent where growth in the larger economies varied from 2.8 per cent in the UK to 1.5 per cent in Germany. Interest rates were unchanged by the European Central Bank and while oil prices were expected to have an adverse impact on the main European economies in 2005, continued modest growth was predicted.

In the UK, increases in Government and consumer spending fuelled initial expansion that was dampened later by concerns about interest rates and house prices. Nevertheless the final growth rate met Government forecasts. The Bank of England raised interest rates four times during the year, but held them at 4.75 per cent as signs emerged of the slowing in the economy and as concerns about inflation receded.

Following the substantive recovery of the global equity markets in 2003, share price indices in 2004 showed subdued advances despite positive economic and corporate news through the year.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

The pound hit its highest level against the dollar for more than four years, climbing to $1.92 at the year-end, and the Euro gained one per cent against sterling and eight per cent against the dollar in 2004. This was the second consecutive year that the dollar has fallen in value against the Euro, due to the impact of continued unrest in Iraq, tension elsewhere in the world and concerns for the US economy.

World market – pharmaceuticals

Global pharmaceutical sales increased by nine per cent in 2004 to £284 billion.

World market by geographic region	Value £ bn	% of total	Growth

			CER%	£%

USA	124.7	44	10	(2)
Europe	82.3	29	8	8
Germany	15.5	5	6	6
France	15.0	5	8	8
UK	10.5	4	10	10
Italy	9.7	3	6	6
Japan	30.9	11	3	1
Asia Pacific	19.3	7	13	6
Latin America	12.1	4	16	2
Middle East, Africa	8.6	3	13	5
Canada	6.0	2	10	8

Total	283.9	100	9	2

Growth in the US market has slowed but remains in double digits and now represents 44 per cent of the global prescription pharmaceutical market compared to 30 per cent a decade ago.

At 30th September 2004, GlaxoSmithKline held second position in the world pharmaceutical market with a market share of 6.5 per cent, behind Pfizer with a market share of 10.1 per cent. GlaxoSmithKline had eight products in the world’s top 60 pharmaceutical products; these are Augmentin, Avandia, Imigran/Imitrex, Lamictal, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

World market – top five therapeutic classes	Value £ bn	% of total	CER%	Growth

				£%

Cardiovascular	48.3	17	9	3
Central nervous system	47.1	17	11	4
Alimentary tract and metabolic Anti-infectives	35.1	12	6	(1)
(bacterial, viral and fungal) excluding vaccines	30.6	11	6	(1)
Respiratory	19.5	7	5	(1)

(Note: data based on 12 months to 30th September 2004.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 63 and by geographic region on page 64.

Total pharmaceutical turnover in 2004 was £17,146 million compared with £18,181 million in 2003, an increase of one per cent CER. In sterling terms turnover declined six per cent principally due to the weakness of the US dollar.

Within the Group’s portfolio, turnover of new products first launched in a major market within the last five years accounted for 30 per cent of total turnover and grew by 21 per cent to £5,130 million. Turnover of the more established, franchise products amounted to £8,767 million representing 51 per cent of total turnover and declined five per cent compared to last year. Turnover of older products, now less actively promoted, was £3,249 million, a decline of seven per cent, representing 19 per cent of total turnover.

Back to Contents

62	GlaxoSmithKline Operating and financial review and prospects

2004 Year continued

Global pharmaceutical turnover in the fourth quarter of 2004 increased three per cent, reflecting a US turnover increase of four per cent to £2,114 million; whereas in Europe turnover grew two per cent to £1,397 million, and in International turnover grew five per cent to £976 million. Turnover in the USA was impacted by generic competition for Wellbutrin and Paxil. Excluding sales of these products, turnover grew 10 per cent in the USA.

Pharmaceutical turnover by therapeutic area

GlaxoSmithKline’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products.

These include the respiratory product Seretide/Advair, up 19 per cent (£2.5 billion), the diabetes treatment Avandia/Avandamet, up 32 per cent (£1.1 billion), Lamictal for epilepsy/bipolar disorder, up 32 per cent (£0.7 billion), Valtrex for herpes (£0.6 billion), up 24 per cent, Coreg for heart disease, up 34 per cent (£0.4 billion) and vaccines, up 11 per cent (£1.2 billion).

In all, 12 GlaxoSmithKline products each had sales of over £500 million in 2004.

Respiratory
GlaxoSmithKline continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £3.4 billion, up nine per cent. Sales of Seretide/Advair, the Group’s largest product grew 19 per cent to £2.5 billion although this contributed to declines in Serevent and Flixotide, its constituent products.

In the USA, Advair sales grew 20 per cent to £1.3 billion. Growth of Seretide in Europe was also strong (up 18 per cent to £902 million), although reported growth in the fourth quarter was adversely impacted by a one-off rebate adjustment in Germany and wholesaler de-stocking in Italy. International sales grew 15 per cent, reflecting good growth in all geographic areas.

The older respiratory products Ventolin and Becotide continued to decline as patients converted to newer products.

Central nervous system (CNS)
CNS sales declined 16 per cent to £3.5 billion. Sales declined in all regions.

Total sales of the Paxil franchise were down 39 per cent to £1.1 billion as a result of generic competition to Paxil IR, sales of which declined 53 per cent to £667 million. Mitigating this decline was the strong performance of the product in Japan, up 25 per cent to £171 million and the performance of Paxil CR which generated sales of £396 million, up 14 per cent.

Total sales of Wellbutrin products fell 12 per cent to £751 million. Wellbutrin IR and SR sales fell 64 per cent to £284 million as a result of generic competition. This impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £467 million in its first full year on the market.

The strong growth of GlaxoSmithKline’s epilepsy and bi-polar disorder treatment Lamictal continues, with sales up 32 per cent to £678 million. Ongoing US growth, up 49 per cent to £414 million, is being driven by the indication for the maintenance treatment of bi-polar disorder received last year.

Anti-virals
Global HIV product sales rose four per cent to £1.5 billion and sales in the USA increased four per cent to £747 million. GlaxoSmithKline continues to grow its HIV franchise, despite the launch of several new products by competitors.

HIV performance was enhanced by the launch of Epzicom, a new combination product (Epivir/Ziagen) in the USA in August 2004 and in the EU (under the name Kivexa) in January 2005.

Sales of the herpes treatment Valtrex exceeded £500 million for the first time in 2004 (up 24 per cent to £571 million). Performance is being driven by the USA (up 30 per cent to £369 million) where the product is the clear market leader in treatments for genital herpes.

Anti-bacterials
Anti-bacterial sales declined nine per cent worldwide and 24 per cent in the USA reflecting generic competition in all regions.

Metabolic
The diabetes treatments Avandia/Avandamet continue to perform very strongly, with overall sales of £1.1 billion (up 32 per cent).

Sales in the USA grew 26 per cent to £852 million. Encouragingly, Avandia/Avandamet are also growing very strongly in Europe and International markets with sales up 49 per cent and 62 per cent, respectively. Strong performance in these markets is driven by the growing acceptance amongst opinion leaders and physicians of the benefits of these new products in improving control for diabetic patients.

Vaccines
The vaccines business had a strong year, with sales up 11 per cent to £1.2 billion. Several key products are driving growth – Pediarix/Infanrix up 12 per cent to £357 million, Priorix up 14 per cent to £95 million and Fluarix up 38 per cent to £79 million.

Oncology and emesis
Sales of Zofran grew eight per cent to £763 million, driven by the US performance, up 10 per cent to £565 million.

Cardiovascular and urogenital
In 2004, Coreg (for heart disease) sales grew 34 per cent to £432 million.

Other therapeutic areas
Sales of Zantac fell 12 per cent to £273 million with declines in all regions.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	63

Pharmaceutical turnover by therapeutic area 2004

					Total			USA			Europe		International

Therapeutic area/	% of	2004	2003	Growth		2004	Growth		2004	Growth		2004	Growth

major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	26	4,415	4,417	7	–	2,183	9	(3)	1,538	5	4	694	4	–
Serevent, Seretide/Advair
Flixotide/Flovent		3,428	3,352	9	2	1,710	9	(2)	1,253	8	7	465	11	8
Seretide/Advair		2,461	2,214	19	11	1,330	20	8	902	18	17	229	15	11
Flixotide/Flovent		618	705	(7)	(12)	251	(12)	(21)	189	(7)	(9)	178	2	–
Serevent		349	433	(15)	(19)	129	(26)	(34)	162	(13)	(14)	58	24	21
Flixonase/Flonase		578	594	7	(3)	450	9	(2)	59	7	5	69	(5)	(10)

CNS	20	3,463	4,455	(16)	(22)	2,271	(19)	(27)	748	(11)	(12)	444	(7)	(10)
Depression		1,814	2,830	(30)	(36)	1,254	(34)	(40)	252	(31)	(32)	308	(10)	(13)
Seroxat/Paxil		1,063	1,877	(39)	(43)	519	(51)	(56)	251	(31)	(32)	293	(8)	(11)
Paxil IR		667	1,490	(53)	(55)	131	(82)	(84)	251	(31)	(32)	285	(10)	(13)
Paxil CR		396	387	14	2	388	13	1	–	–	–	8	>100	>100
Wellbutrin		751	953	(12)	(21)	735	(12)	(21)	1	>100	>100	15	(37)	(40)
Wellbutrin IR, SR		284	883	(64)	(68)	270	(65)	(69)	1	>100	>100	13	(44)	(48)
Wellbutrin XL		467	70	>100	>100	465	>100	>100	–	–	–	2	>100	–
Migraine		760	849	(3)	(10)	527	(3)	(13)	176	–	(2)	57	(4)	(7)
Imigran/Imitrex		682	760	(2)	(10)	492	(2)	(12)	142	(2)	(3)	48	(6)	(9)
Lamictal		678	556	32	22	414	49	33	219	10	8	45	12	5
Requip		116	99	25	17	53	26	13	56	22	19	7	35	40

Anti-virals	14	2,360	2,349	8	–	1,165	12	1	725	1	–	470	7	1
HIV		1,463	1,508	4	(3)	747	4	(6)	559	2	1	157	8	1
Combivir		571	589	4	(3)	280	4	(7)	226	5	4	65	(1)	(7)
Trizivir		322	376	(8)	(14)	177	(10)	(19)	130	(8)	(9)	15	13	7
Epivir		294	293	7	–	139	4	(6)	115	10	7	40	14	5
Ziagen		155	167	–	(7)	73	(5)	(15)	60	(1)	(2)	22	25	10
Retrovir		43	45	2	(4)	17	–	(11)	16	4	–	10	3	–
Agenerase, Lexiva		63	38	80	66	46	>100	84	12	21	20	5	29	67
Herpes		718	669	15	7	380	31	17	138	(5)	(7)	200	6	2
Valtrex		571	499	24	14	369	30	17	90	6	5	112	19	15
Zovirax		147	170	(10)	(14)	11	38	22	48	(21)	(23)	88	(8)	(11)
Zeffix		130	129	7	1	11	18	10	22	27	29	97	3	(5)

Anti-bacterials	9	1,561	1,815	(9)	(14)	356	(24)	(32)	701	(6)	(7)	504	1	(6)
Augmentin		708	825	(9)	(14)	223	(21)	(29)	298	(9)	(10)	187	9	3
Augmentin IR		533	584	(5)	(9)	59	(15)	(20)	293	(10)	(11)	181	8	1
Augmentin ES		74	135	(39)	(45)	69	(42)	(48)	–	–	–	5	>100	>100
Augmentin XR		101	106	6	(5)	95	1	(10)	5	>100	>100	1	>100	–
Zinnat/Ceftin		218	246	(7)	(11)	9	(52)	(59)	133	–	(1)	76	(8)	(16)

Metabolic	8	1,253	1,079	27	16	852	26	13	135	19	16	266	35	28
Avandia/Avandamet		1,116	931	32	20	852	26	13	103	49	47	161	62	52

Vaccines	7	1,196	1,123	11	7	268	6	(5)	523	7	6	405	21	17
Hepatitis		406	417	3	(3)	134	(5)	(15)	201	7	5	71	9	4
Infanrix, Pediarix		357	336	12	6	129	16	4	162	11	10	66	8	2

Oncology and emesis	5	934	1,001	2	(7)	679	2	(9)	170	6	4	85	(5)	(11)
Zofran		763	774	8	(1)	565	10	(2)	130	5	3	68	(2)	(7)
Hycamtin		99	110	(3)	(10)	64	(7)	(17)	29	13	16	6	(19)	(25)

Cardiovascular and	5
urogenital		933	771	31	21	563	27	14	262	51	49	108	15	8
Coreg		432	361	34	20	425	37	23	–	–	–	7	(43)	(53)
Levitra		49	37	41	32	20	–	(9)	21	87	91	8	>100	100
Avodart		64	19	>100	>100	34	>100	>100	27	>100	>100	3	>100	–

Other	6	1,031	1,171	(7)	(12)	88	(1)	(11)	326	(5)	(8)	617	(8)	(14)
Zantac		273	328	(12)	(17)	70	1	(9)	72	(22)	(23)	131	(13)	(17)

	100	17,146	18,181	1	(6)	8,425	–	(10)	5,128	2	–	3,593	3	(2)

CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates. An analysis of turnover by quarter is given in the Financial record (pages 154 to 159).

Back to Contents

64	GlaxoSmithKline Operating and financial review and prospects

2004 Year continued

Regional analysis

The turnover reported in the table below represents sales invoiced by GlaxoSmithKline’s local entity to its customers in the local market plus co-promotion income within each market.

Pharmaceutical turnover by geographic region in 2004 on an invoiced basis

				Growth*
Region/	% of	2004	2003
major markets	total	£m	£m	CER%	£%

USA	49	8,425	9,410	–	(10)

Europe	30	5,128	5,114	2	–
France		982	1,005	(1)	(2)
UK		735	731	1	1
Italy		611	660	(6)	(7)
Germany		521	538	(2)	(3)
Spain		560	528	7	6
Poland		148	167	(8)	(11)
Other Europe		1,571	1,485	8	6

International	21	3,593	3,657	3	(2)
Asia Pacific		1,162	1,140	8	2
Japan		770	753	5	2
Middle East, Africa		669	693	(1)	(3)
Latin America		581	597	8	(3)
Canada		411	474	(11)	(13)

	100	17,146	18,181	1	(6)

*	CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates.

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

As a result, management believes that within the European region, turnover by market, on an invoiced basis as presented above, does not properly represent the consumption of the products within each market. GlaxoSmithKline employees based in each market are instrumental in the promotion of the Group’s products within their market, thereby creating a product sale and final consumption in that market. The following table gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis. These adjustments are GlaxoSmithKline’s estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Management believes that this turnover created basis of reporting turnover by market provides a better reflection of the performance of the businesses in each market within Europe.

The total turnover for the Europe region is unaffected by this restatement.

Parallel trade occurs occasionally elsewhere in the world but it is not sufficiently material to affect significantly the turnover data by market presented on an invoiced basis.

Pharmaceutical turnover for Europe region in 2004 on a turnover created basis

Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GlaxoSmithKline.

Region/ major markets			2004			2003

	Invoiced £m	Adjustment £m	Created £m	Invoiced £m	Adjustment £m	Created £m

Europe	5,128	–	5,128	5,114	–	5,114
France	982	(32)	950	1,005	(39)	966
UK	735	95	830	731	60	791
Italy	611	(23)	588	660	(8)	652
Germany	521	55	576	538	59	597
Spain	560	(15)	545	528	(21)	507
Poland	148	–	148	167	–	167
Other Europe	1,571	(80)	1,491	1,485	(51)	1,434

Pharmaceutical turnover by geographic region in 2004 on a turnover created basis

				Growth*
Region/	% of	2004	2003
major markets	total	£m	£m	CER%	£%

USA	49	8,425	9,410	–	(10)

Europe	30	5,128	5,114	2	–
France		950	966	–	(2)
UK		830	791	5	5
Italy		588	652	(9)	(10)
Germany		576	597	(2)	(4)
Spain		545	507	9	7
Poland		148	167	(8)	(11)
Other Europe		1,491	1,434	7	4

International	21	3,593	3,657	3	(2)
Asia Pacific		1,162	1,140	8	2
Japan		770	753	5	2
Middle East, Africa		669	693	(1)	(3)
Latin America		581	597	8	(3)
Canada		411	474	(11)	(13)

	100	17,146	18,181	1	(6)

*	CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates. An analysis of turnover by quarter is given in the Financial record (pages 154 to 159).

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	65

USA
The USA reported flat turnover in the year despite the significant impact of generic competition to Paxil and Wellbutrin. Excluding sales of these products, turnover grew 10 per cent. The US business represented 49 per cent of total pharmaceutical turnover in 2004.

Advair maintained its strong growth with sales of £1,330 million, up 20 per cent. However, this adversely affected sales of its constituent products, Flovent and Serevent, which both showed declines. Flonase, indicated for the treatment of perennial rhinitis, grew by nine per cent.

Sales of Wellbutrin products fell 12 per cent to £735 million. Wellbutrin IR and SR sales fell 65 per cent to £270 million as a result of generic competition. The impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £465 million in its first full year on the market.

Total sales of the Paxil franchise were down 51 per cent to £519 million as a result of generic competition to Paxil IR (sales of which declined 82 per cent to £131 million). Mitigating this decline was the performance of Paxil CR which generated sales of £388 million, up 13 per cent.

Sales in the anti-virals therapeutic area grew 12 per cent with HIV products up four per cent. Valtrex, for herpes, grew 30 per cent driven by patients switching to suppression therapy.

Sales of Avandia/Avandamet increased by 26 per cent. Antibacterial sales declined 24 per cent as a result of generic competition that began in the third quarter of 2002. Coreg sales increased 37 per cent as it continued to benefit from its wide range of indications.

Vaccines grew six per cent reflecting the good performance of Pediarix.

Europe
The discussion of individual market performance in the Europe region is on a turnover created basis rather than a turnover invoiced basis.

Europe region contributed 30 per cent of pharmaceutical turnover. Although overall turnover growth in the region was only two per cent, good growth was recorded in Spain and Southern and Eastern Europe. Government healthcare reforms, including pricing and reimbursement restrictions, adversely affected turnover in France, Italy and Germany.

Seretide, GlaxoSmithKline’s largest selling product in Europe, grew 18 per cent and reported notable growth in Spain and the UK. Seretide and its constituent products Serevent and Flixotide grew eight per cent.

The decline in sales of the herpes franchise was mainly as a result of generic competition for Zovirax partially offset by patients switching to the newer product, Valtrex.

Seroxat sales were down 31 per cent reflecting generic competition in the UK and France.

Anti-bacterial sales declined six per cent due to generic competition throughout the region

Vaccines grew by seven per cent driven by the hepatitis franchise and Infanrix.

International
The International region reported year on year turnover growth of three per cent. Strong growth in Asia Pacific up eight per cent and Latin America up eight per cent, was offset by flat sales in Australia and declines of five per cent in Sub-Sahahra Africa, eight per cent in the Middle East/North Africa and 11 per cent in Canada. In Canada, the sales decline was due to generic erosion of Paxil IR, excluding this element, Canada grew 4.5 per cent.

Japan recorded turnover growth of five per cent, despite routine government price reductions being implemented in 2004. Paxil up 25 per cent, Serevent up 74 per cent and Valtrex up 16 per cent performed particularly well offsetting small declines in Zantac and Zovirax.

Across all markets in International, the key products driving growth were Seretide, which grew 15 per cent to record sales of £229 million, Avandia/Avandamet, which grew 62 per cent to £161 million and the vaccines franchise, which recorded growth of 21 per cent and achieved sales of £405 million.

Consumer Healthcare sales
				Growth
	2004	2003
	£m	£m	CER%	£%

OTC medicines	1,489	1,556	2	(4)
Analgesics	349	342	7	2
Dermatological	193	237	(14)	(19)
Gastro-intestinal	256	283	(1)	(10)
Respiratory tract	152	151	4	1
Smoking control	341	325	14	5
Natural wellness support	156	166	(1)	(6)

Oral care	1,088	1,082	4	1
Nutritional healthcare	636	622	5	2

	3,213	3,260	3	(1)

The growth in Consumer Healthcare sales of three per cent to £3.2 billion comprised an OTC medicines sales increase of two per cent, a Nutritional healthcare sales increase of five per cent and Oral care sales increase of four per cent.

OTC medicines
OTC medicine sales were £1.5 billion, up two per cent. Sales growth from smoking control products in the USA, up 12 per cent, and Europe, up 24 per cent, helped to offset the decline in dermatological products, which were down 14 per cent due to generic competition to Cutivate in the USA. Expansion of the Panadol brand in International markets helped analgesics grow seven per cent.

In July, GlaxoSmithKline obtained the OTC marketing rights in the USA for orlistat, an FDA-approved prescription product for obesity management marketed by Roche as Xenical.

Oral care
Oral care sales were £1.1 billion, up four per cent. Strong growth in International of nine per cent was led by the Sensodyne, Polident and Poligrip brands.

Nutritional healthcare
Sales of Nutritional healthcare products grew five per cent to £0.6 billion. Lucozade grew seven per cent to £268 million.

Back to Contents

66	GlaxoSmithKline Operating and financial review and prospects

2004 Year continued

Trading profit – statutory results
For 2004 the Group is reporting results on a statutory basis only. The analysis below of trading profit and subsequent discussion compares the 2004 results with 2003 statutory results.

				2003
		2004		(restated)	Growth

	£m	%	£m	%	CER%	£%

Turnover	20,359	100.0	21,441	100.0	1	(5)

Cost of sales	(4,309)	(21.2)	(4,544)	(21.2)	(1)	(5)
Selling, general
and administration	(7,061)	(34.7)	(7,597)	(35.4)	(2)	(7)
Research and
development	(2,839)	(13.9)	(2,791)	(13.0)	7	2

Trading profit	6,150	30.2	6,509	30.4	5	(6)

In 2004, the Group adopted UITF Abstract 38 and the revised Abstract 17 relating to shares held by the ESOP Trusts and share options and awards. Comparative information for 2003 has been restated accordingly. Trading profit and profit before tax in 2003 have been reduced by £16 million and net assets at 31st December 2003 by £2,661 million.

Cost of sales
Cost of sales as a percentage of turnover remained in line with the prior year as reduced merger and manufacturing restructuring costs were offset by a significant weakening of the US dollar relative to last year, the loss of higher margin Paxil IR and Wellbutrin SR sales to generics, and an adverse product mix. Merger and manufacturing restructuring costs were nil in 2004 but £356 million in 2003.

Selling, general and administration
Selling, general and administration (SG&A) costs declined two per cent (seven per cent in sterling terms) reflecting savings in general and administration that were partly offset by increased advertising, promotion and selling costs. These latter costs increased three per cent, and accounted for a one percentage point increase in total SG&A. General and administration costs declined eight per cent and accounted for a three percentage point reduction in total SG&A. This was due to lower charges related to programmes to deliver future cost savings (equal to a two percentage point reduction in total SG&A) and other general expense reductions (equal to a three percentage point decline in total SG&A). These reductions were partly offset by higher provisions for legal matters, equivalent to a two percentage point increase in total SG&A. Net of currency movements, there was an overall reduction of 0.7 percentage points relative to 2003 for expenses expressed as a percentage of turnover.

The higher provisions for legal matters include a charge of £141 million in Quarter 4 2004 related to the introduction of an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to a number of product liability matters.

Research and development
R&D expenditure increased seven per cent reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 15.9 per cent of pharmaceutical turnover in the year.

Trading profit
Overall the trading margin declined 0.2 percentage points as trading profit of £6,150 million declined six per cent in sterling terms. At constant exchange rates trading profit increased five per cent and the margin decreased 0.2 percentage points reflecting the completion of the merger and manufacturing restructuring programme in 2003, lower charges relating to programmes to deliver future cost savings offset by higher legal provisions and increased R&D expenditure.

Profit before taxation – statutory results

The analysis and discussion below of profit before taxation relates to statutory performance.

	2004	2003
Other operating income/(expense)	£m	£m

Royalties and other income	96	75
Other operating expense	(296)	(436)

	(200)	(361)
Income from equity investments and
other disposals	140	228

	(60)	(133)

Other operating expense includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals, anti-trust matters and claims with respect to sales, marketing and reimbursement. Income from equity investments and other disposals includes equity investment carrying value adjustments arising from stock market changes, product disposals and equity investment sales.

Other operating expense was £60 million in the year compared with £133 million in 2003. The charge in 2004 reflects provisions related to litigation matters and other legal matters, partly offest by minor product divestments, sales of equity investments and other income. The net charge from legal provisions and gain on sales of equity investments was lower in 2004 compared with last year.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Disposal of interest in associates
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6 per cent. After recognising a charge of £17 million for goodwill previously written off to reserves a profit of £139 million was recognised.

	2004	2003
Net interest payable	£m	£m

Interest payable	(298)	(214)
Investment income	102	61

	(196)	(153)
Share of interest payable of associate	(7)	(8)

	(203)	(161)

Net interest payable increased compared with 2003 largely as a result of higher average effective Group interest rate and higher borrowings.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	67

Profit on ordinary activities before taxation – statutory results
Taking account of net other operating income/(expenses), the contribution from associates, business disposals and net interest payable, statutory profit before tax was £6,119 million compared with £6,313 million in 2003, an increase of eight per cent (three per cent decline in sterling).

Trading profit – business performance

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposal of businesses, as management believes that exclusion of these items provides a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. The analysis below of trading profit and subsequent discussion compares the 2004 results with 2003 business performance results. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 90 and 91 prepared in accordance with UK GAAP.

				2003
		2004		restated	Growth

	£m	%	£m	%	CER%	£%

Turnover	20,359	100.0	21,441	100.0	1	(5)

Cost of sales	(4,309)	(21.2)	(4,188)	(19.5)	7	3
Selling, general
and administration	(7,061)	(34.7)	(7,579)	(35.4)	(2)	(7)
Research and
development	(2,839)	(13.9)	(2,770)	(12.9)	8	2

Trading profit	6,150	30.2	6,904	32.2	(1)	(11)

Cost of sales
Cost of sales increased as a percentage of turnover as a result of a significant weakening of the US dollar relative to 2003, the loss of higher margin Paxil IR and Wellbutrin SR sales to generics and an adverse product mix.

Selling, general and administration
SG&A costs declined two per cent (seven per cent in sterling terms) reflecting savings in general and administration that were partly offset by increased advertising, promotion and selling costs. These latter costs increased three per cent, and accounted for a one percentage point increase in total SG&A. General and administration costs declined eight per cent and accounted for a three percentage point reduction in total SG&A. This was due to lower charges related to programmes to deliver future cost savings (equal to a two percentage point reduction in total SG&A) and other general expense reductions (equal to a three percentage point decline in total SG&A). These reductions were partly offset by higher provisions for legal matters, equivalent to a two percentage point increase in total SG&A. Net of currency movements, there was an overall reduction of 0.7 percentage points relative to 2003 for expenses expressed as a percentage of turnover.

The higher provisions for legal matters include a charge of £141 million in Quarter 4 2004 related to the introduction of an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to a number of product liability matters.

Research and development
Research and development (R&D) increased eight per cent reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 15.9 per cent of pharmaceutical turnover in the year.

Trading profit
Trading profit was £6,150 million, a one per cent decrease (11 per cent decline in sterling terms) compared with 2003 business performance. The trading margin declined two percentage points compared with 2003. Net of currency movements the margin declined 0.7 percentage points, reflecting higher R&D expenditure, a higher cost of sales due to a less favourable product mix and higher provisions for legal matters, partially offset by cost savings initiatives in general and administration and lower charges related to programmes to deliver future cost savings.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to statutory performance in 2004 and business performance in 2003.

	2004	2003
Other operating income/(expense)	£m	£m

Royalties and other income	96	75
Other operating expense	(296)	(436)

	(200)	(361)
Income from equity investments and
other disposals	140	228

	(60)	(133)

Other operating expense includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals, anti-trust matters and claims with respect to sales, marketing and reimbursement. Income from equity investments and other disposals includes equity investment carrying value adjustments arising from stock market changes, product disposals and equity investment sales.

Other operating expense was £60 million in the year compared with £133 million in 2003. The charge in 2004 reflects provisions related to legal matters, partly offset by minor product divestments, sales of equity investments and other income.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Disposal of interest in associates
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6 per cent. After recognising a charge of £17 million for goodwill previously written off to reserves a profit of £139 million was recognised.

Back to Contents

68	GlaxoSmithKline Operating and financial review and prospects

2004 Year continued

	2004	2003
Net interest payable	£m	£m

Interest payable	(298)	(214)
Investment income	102	61

	(196)	(153)
Share of interest payable of associate	(7)	(8)

	(203)	(161)

Net interest payable increased compared with 2003 largely as a result of a higher average effective Group interest rate and higher borrowings.

Profit on ordinary activities before taxation – business performance
Taking account of net other operating income/(expense), the contribution from associates and net interest payable, statutory profit before tax was £6,119 million, compared with business performance profit before tax of £6,703 million in 2003, an increase of two per cent (decline in sterling terms of nine per cent).

Merger and manufacturing restructuring
The merger and manufacturing programmes were substantially completed in 2003; consequently the Group is only reporting statutory results in 2004. The costs of these programmes in 2003 were £390 million (£281 million after tax).

Taxation
		2003
	2004	(restated)
	£m	£m

Business performance	(1,701)	(1,838)
Merger, restructuring and disposal of subsidiaries	–	109

Total	(1,701)	(1,729)

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and UK Inland Revenue have made competing and contradictory claims.

GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion.

If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion, net of federal tax relief, at 31st December 2004, giving a total of $7.6 billion for the years 1989-2000. The Group expects to file a petition against the tax claims for 1997-2000 in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial. A provisional trial date for the 1989-1996 claims has been set for October 2006.

As similar tax issues remain open for 2001 to date, GlaxoSmithKline expects to receive further substantial claims by the IRS for these years. GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

The Group is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in this Annual Report, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2004 is required in such a way that incremental tax will arise.

Earnings
					Growth
			2003
	2004		(restated)		CER%	£%

Statutory earnings (£m)	4,302		4,478		7	(4)
Basic earnings per share	75.0	p	77.1	p	8	(3)
Basic earnings per ADS	$2.74		$2.53		8	8

Adjusted earnings (£m)	4,302		4,759		1	(10)
Adjusted earnings per share	75.0	p	82.0	p	2	(9)
Adjusted earnings per ADS	$2.74		$2.69		2	2

Weighted average number of shares (millions)	5,736		5,806

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance.

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	69

Adjusted earnings increased one per cent. Adjusted earnings per share increased two per cent reflecting the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

At actual rates of exchange, adjusted earnings per share declined nine per cent. The adverse currency impact on EPS of 11 percentage points reflects the significant weakening of the US dollar relative to 2003 and compares with a six per cent adverse currency impact on turnover. This difference principally arises from a different mix of currencies in profits compared with turnover.

Statutory EPS in 2004 was 75.0 pence compared with 77.1 pence in 2003. The sterling based decline in statutory EPS of three per cent reflected the significant weakening of the dollar. Excluding the effects of currency, statutory EPS grew eight per cent reflecting the completion of the Group’s merger and restructuring programmes in 2003 as well as underlying business growth.

Dividend
The Board has declared a fourth interim dividend of 12 pence per share making a total for the year of 42 pence per share. This compares with a total dividend of 41 pence per share for 2003. The equivalent dividend receivable by ADR holders is 44.438 cents per ADS based on an exchange rate of £1/$1.8516. The dividend will have an ex-dividend date of 16th February 2005 and will be paid on 7th April 2005 to shareholders and ADR holders of record on 18th February 2005.

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

Turnover
Revenue is recognised when title and risk of loss is passed to the customer and reliable estimates can be made of relevant deductions. Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Provisions are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of provision is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the provisions are based to change, which could affect the future results of the Group.

The Group’s largest business is US pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in the Group’s US pharmaceuticals business.

•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GlaxoSmithKline participates by providing rebates to states. Provisions for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies

•	GlaxoSmithKline has arrangements with certain key parties, whereby the party is able to buy products from wholesalers at lower prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

•	Customer rebates are offered to key managed care and group purchasing organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. The provision for these rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

•	Where there is historical experience of customer returns, GlaxoSmithKline records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US pharmaceuticals business in 2004 is as follows:

	£m	%

Gross turnover	10,835	100

US Government and State programmes	734	7
Chargebacks	732	7
Managed care and group purchasing organisation rebates	575	5
Cash discounts	208	2
Customer returns	86	1
Other	75	–

Total deductions	2,410	22

Net turnover	8,425	78

Back to Contents

70     GlaxoSmithKline Operating and financial review and prospects

2004 Year continued

The total provisions for rebates, discounts, allowances and returns in the US pharmaceuticals business at 31st December 2004 and 31st December 2003 were as follows:

	At 31st	At 31st
	December	December
	2004	2003
	£m	£m

US Government and State programmes	362	262
Chargebacks	50	49
Managed care and group purchasing
organisation rebates	297	311
Cash discounts	19	18
Customer returns	97	112
Other	31	38

Total	856	790

A monthly process is operated to monitor stock levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain stocks at a consistent level from year to year based on the pattern of consumption.

On this basis, US pharmaceutical stock levels at wholesalers and in other distribution channels at 31st December 2004 were estimated to amount to less than one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but which is believed to be sufficiently reliable for this purpose.

Legal and other disputes
GlaxoSmithKline provides for anticipated settlement costs where a reasonable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. Provisions for product liability claims on certain products have been made on an ‘incurred but not reported’ basis where sufficient history of claims made and settlements is available. No provisions have been made for other unasserted claims or for claims for which no reasonable estimate of the likely outcome can yet be made. The ultimate liability for pending and unasserted claims may vary from the amounts provided, if any, and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

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

Pensions and post-retirement benefits
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account in accordance with SSAP 24 over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates and expected long term rates of return on assets and are disclosed in Note 35 to the Financial statements, ‘Employee costs’. The expected long term rates of return on assets are determined based on long term government bond rates adjusted for risk and current market expectations. This Note also gives the additional disclosures required by FRS 17 ‘Retirement Benefits’. The selection of different assumptions could affect the future results of the Group.

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

Back to Contents

Operating and financial review and prospects GlaxoSmithKline     71

Financial position and resources

Financial position
		2003
	2004	(restated)
	£m	£m

Goodwill	139	143
Intangible fixed assets	2,003	1,697
Tangible fixed assets	6,471	6,441
Investments	332	294

Fixed assets	8,945	8,575

Equity investments	153	164
Stocks	2,192	2,109
Debtors	7,309	6,897
Liquid investments	2,818	2,493
Cash at bank	1,161	962

Current assets	13,633	12,625

Loans and overdrafts	(1,582)	(1,452)
Other creditors	(7,140)	(7,019)

Creditors: amounts due within one year	(8,722)	(8,471)

Net current assets	4,911	4,154

Total assets less current liabilities	13,856	12,729

Loans	(4,381)	(3,651)
Other creditors	(244)	(232)

Creditors: amounts due after one year	(4,625)	(3,883)

Provisions for liabilities and charges	(3,029)	(3,042)

Net assets	6,202	5,804

Called up share capital	1,484	1,487
Share premium account	304	264
Other reserves	(644)	(804)
Profit and loss account	4,781	4,112

Equity shareholders’ funds	5,925	5,059

Non-equity minority interests	–	503
Equity minority interests	277	242

Capital employed	6,202	5,804

Tangible fixed assets
The total cost of the Group’s tangible fixed assets at 31st December 2004 was £12.9 billion, with a net book value of £6.5 billion. Of this, land and buildings represented £2.8 billion, plant and equipment £2.8 billion, computer software £0.2 billion and assets in construction £0.7 billion. In 2004, GlaxoSmithKline invested £993 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2004, the Group had capital contractual commitments for future expenditure of some £235 million and 2005 operating lease commitments of £83 million.

GlaxoSmithKline’s business is science-based, technology-intensive and highly regulated by governmental authorities. It allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility for environment, health and safety’ (page 31) and in Note 30 to the Financial statements, ‘Legal proceedings’. GlaxoSmithKline believes that its facilities are adequate for its current needs.

Investments
GlaxoSmithKline held investments with a carrying value at 31st December 2004 of £485 million (2003 – £458 million). The market value at 31st December 2004 was £1,292 million (2003 – £1,279 million). The investments, which include associates and joint ventures, are mainly in equity shares where the holding derives directly from the Group’s business. These investments include stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.

Debtors
Debtors increased in 2004 reflecting the timing of year-end receipts, a higher deferred tax asset, insurance receivables and additional cash contributions into the UK pension plan.

Provisions
The Group carried provisions of £3,029 million at 31st December 2004 in respect of estimated future liabilities, of which £1,074 million related to legal and other disputes and £785 million related to pensions and other post-retirement benefits for employees.

Provision has been made for tax, legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.

Net debt
Group net debt at 31st December comprised:

	2004	2003
	£m	£m

Cash and liquid investments	3,979	3,455
Borrowings – repayable within one year	(1,582)	(1,452)
Borrowings – repayable after one year	(4,381)	(3,651)

Net debt	(1,984)	(1,648)

Net debt increased by £336 million in 2004 to £1,984 million primarily due to the negative impact of foreign exchange on operating cash flows, the redemption of preference shares issued by a subsidiary, the settlement of some legal matters and the acquisition of the Fraxiparine and Arixtra business from Sanofi-Synthelabo.

Pensions
The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2004 show a net deficit after allowing for deferred taxation of £1,020 million (2003 – £1,300 million). Special cash contributions of £256 million were made in 2004 to reduce the funding deficits in the UK and US plans. This position will be reviewed annually and further contributions made as appropriate.

Back to Contents

72     GlaxoSmithKline Operating and financial review and prospects

Financial position and resources continued

Shareholders’ funds
A summary of the movements in equity shareholders’ funds is set out below.

		2003
	2004	(restated)
	£m	£m

At beginning of year, as previously reported	7,720	6,581
Prior period adjustment – implementation
of UITF 17 (revised) and UITF 38	(2,661)	(2,741)

Equity shareholders’ funds at beginning
of year as restated	5,059	3,840
Profit for the year	4,302	4,478
Dividends	(2,402)	(2,374)
Shares issued on exercise of share options	42	41
Own shares purchased	(1,000)	(980)
Investment in ESOP shares	26	33
Exchange movements	(48)	106
Goodwill written back	20	–
Unrealised (loss)/profit on disposal
of intellectual property	(1)	7
Tax on exchange movements and
unrealised gains	(73)	(92)

At end of year	5,925	5,059

Equity shareholders’ funds increased from £5,059 million at 31st December 2003 to £5,925 million at 31st December 2004. The increase arises from retained earnings partly offset by shares purchased and cancelled or held as Treasury shares, and exchange movements on overseas net assets.

Share purchases
In 2004, the ESOP Trusts did not make any market purchases of shares in GlaxoSmithKline plc (2003 – nil). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted and diminish the dilutive effect of new share issues on shareholders' capital and earnings.

On 23rd October 2002, GlaxoSmithKline announced a second share repurchase programme of £4 billion. At the 2004 Annual General Meeting shareholders renewed approval for GlaxoSmithKline to make market purchases of its own shares. The exact amount and timing of future purchases will depend on market conditions and other factors. In 2004, GlaxoSmithKline purchased a total of 88 million shares, at a cost of £1 billion, under this programme. Of the total shares purchased in 2004, 18 million shares costing £201 million were cancelled, and the remaining 70 million shares costing £799 million are held as Treasury shares.

At 31st December 2004 the ESOP Trusts held 174.5 million GlaxoSmithKline shares, at a carrying value of £2,574 million and market value of £2,133 million, against the future exercise of share options and share awards.

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

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	5,870	1,547	525	1,554	2,244
Finance lease obligations	93	35	43	8	7
Operating lease
commitments	407	83	127	78	119
Intangible fixed assets	1,256	145	317	264	530
Tangible fixed assets	235	208	27	–	–
Other commitments	85	25	55	5	–

Total	7,946	2,043	1,094	1,909	2,900

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research. In addition the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2004 under licensing and other agreements, principally with Theravance Inc., Tanabe Seiyaka Co. Ltd, Exelixis Inc. and Human Genome Sciences Inc.. Pension commitments are provided in Note 35 to the Financial statements, ‘Employee costs’.

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees and other items arising in the normal course of business and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	48	37	4	5	2
Other contingent liabilities	159	16	7	2	134

Total	207	53	11	7	136

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	73

In the normal course of business the Group has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 23 to the Financial statements, ‘Provisions for liabilities and charges’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 76 to 78.

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

Cash flow

A summary of the consolidated cash flow statement is set out below:

		2003
	2004	(restated)
	£m	£m

Net cash inflow from operating activities	6,527	7,005
Dividends from joint ventures and
associated undertakings	11	1
Returns on investment and servicing of finance	(252)	(231)
Taxation paid	(1,583)	(1,917)
Capital expenditure and financial investment	(1,035)	(954)
Acquisitions and disposals	(69)	(12)
Equity dividends paid	(2,475)	(2,333)

Net cash inflow before management
of liquid resources and financing	1,124	1,559
Management of liquid resources	(413)	(1,336)
Shares purchased	(1,000)	(980)
Other financing	546	730

Increase/(decrease) in cash in the year	257	(27)

Reconciliation of net cash flow to movement in net debt
	2004	2003
	£m	£m

Net debt at beginning of year	(1,648)	(2,335)
Increase/(decrease) in cash in the year	257	(27)
Cash outflow from management
of liquid resources	413	1,336
Net increase in long-term loans	(1,350)	(1,023)
Net repayment of short-term loans	407	442
Exchange and other movements	(63)	(41)

Net debt at end of year	(1,984)	(1,648)

The net cash inflow from operating activities was £6,527 million, a decrease of £478 million over 2003, arising from the negative impact of foreign exchange and the settlement of some legal matters.

Investment appraisal
GlaxoSmithKline has a formal process for assessing potential investment proposals in order to ensure decisions are aligned with the Group’s overall strategy. This process includes an analysis of the impact on profit and assessment of the return based on discounted cash flows. The discount rate used to perform financial analysis is decided internally, to allow determination of the extent to which investments cover the Group’s cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £1,043 million (2003 – £1,062 million). Disposals realised £53 million (2003 – £46 million). Cash payments to acquire equity investments of £103 million (2003 – £63 million) were made in the year and sales of equity investments realised £58 million (2003 – £125 million).

Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine outflows including tax and dividends, subject to the risk factors discussed on pages 76 and 78. The Group may from time to time have additional demands for finance, such as for acquisitions. The Group has access to other sources of liquidity from banks and other financial institutions, in addition to the cash flow from operations, for such needs.

Payment policies

Group companies are responsible for monitoring and managing their working capital. The terms of sales collections and supplier payments reflect local commercial practice.

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

Payment performance
At 31st December 2004, the average number of days’ purchases represented by trade and fixed asset creditors of the parent company was nil (2003 – nil) and in respect of the company and its UK subsidiaries in aggregate was 21 days (2003 – 21 days).

Back to Contents

74	GlaxoSmithKline Operating and financial review and prospects

Financial position and resources continued

Treasury policies

GlaxoSmithKline plc reports in sterling and pays dividends out of sterling profits. The role of Corporate Treasury in GlaxoSmithKline is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by a treasury management group.

GlaxoSmithKline maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Liquidity
The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades. Due to the nature of the Group’s business, with patent protection on many of the products in the Group’s portfolio, the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group’s operating subsidiaries are substantially cash generative. Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as for share purchases and acquisitions.

GlaxoSmithKline operates with a high level of interest cover and at low levels of net debt relative to its market capitalisation. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme and short-term investments. The Group also has an uncommitted Euro Medium Term Note programme of £5 billion, of which £2,526 million was in issue at 31st December 2004. In March 2004, the Group established a US Shelf Registration of $5 billion; at 31st December 2004 $2,477 (£1,290) million was in issue.

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

Liquid assets surplus to the immediate operating requirements of Group companies are generally invested and managed centrally by Corporate Treasury. Requirements of Group companies for operating finance are met whenever possible from central resources.

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

Funding, maturity and counterparty risk
The Group invests centrally managed liquid assets in government bonds, short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1, money market funds with a credit rating of AAA/Aaa and fully collateralised preference share investments. (Credit ratings shown are from Standard and Poor’s and Moody’s Investors’ Services respectively).

The Group manages its net borrowing requirements through a portfolio of long and medium-term borrowings, including bonds, together with short-term finance under the US $10 billion commercial paper programme. In April 2004 a $500 million 3 year 2.375 per cent coupon bond, a $500 million 10 year 4.375 per cent coupon bond and a $1,500 million 30 year 5.375 per cent coupon bond were issued under the US Shelf Registration established in March 2004.

The Group’s medium-term borrowings mature at dates between 2005 and 2014, the private financing matures in 2032, the long-dated sterling bond matures in 2033 and the long-dated dollar bond matures in 2034. The private financing may be redeemed by GlaxoSmithKline at any time and, in particular, in the event of any accelerating event that would increase the cost of funding for the Group. GlaxoSmithKline’s long-term debt rating is AA from Standard and Poor’s and Aa2 from Moody’s Investors’ Services. The agencies’ short-term ratings for paper issued under the Group’s commercial paper programme are A-1+ and P-1 respectively.

Foreign exchange risk management
In GlaxoSmithKline foreign currency transaction exposure arising on normal trade flows, in respect of both external and intra-Group trade, is not hedged. GlaxoSmithKline’s policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

A significant proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US dollar denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal assets.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	75

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Based on the composition of net debt at 31st December 2004 a 10 per cent appreciation in sterling against major currencies would result in a reduction in the Group’s net debt of approximately £120 million. A 10 per cent weakening in sterling against major currencies would result in an increase in the Group’s net debt of approximately £150 million.

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

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt at 31st December 2004 a one percentage point (100 basis points) increase or decrease in average interest rates would result in a negligible change in the Group’s annual interest expense.

Equity risk management
Equity investments classified as current assets are available for sale and the Group manages disposals to meet overall business requirements as they arise. The Group regularly monitors the value of its equity investments and only enters into hedges selectively with the approval of the Board.

Financial assets and liabilities
An analysis of net debt is given in Note 25 to the Financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value and a reconciliation to net debt are given in Note 34 to the Financial statements, ‘Financial instruments and related disclosures’, together with a discussion of derivative financial instruments and quantitative disclosures about market risk in accordance with the requirements of Financial Reporting Standard 13.

The Group continues to benefit from strong positive cash flow. Group net debt would have decreased significantly in the year to 31st December 2004, but for the Group’s purchase of its own shares in the market of £1 billion.

The financial assets and liabilities at 31st December 2004 are representative of the treasury policies and strategies of GlaxoSmithKline, applied consistently during the year. There were no significant changes in such policies throughout the year.

Back to Contents

76	GlaxoSmithKline Operating and financial review and prospects

Outlook and risk factors

Outlook

Sales growth of existing products and launch of new products are key drivers of GlaxoSmithKline’s business performance. It is anticipated that a number of new products will be launched in 2005. Typically, sales of existing products decline dramatically when generic competition is introduced either on patent expiry or earlier if there is a successful challenge to the Group’s patent. GlaxoSmithKline is engaged in legal proceedings regarding the validity and infringement of the Group’s patents relating to many of its products. These are discussed in ‘Risk factors’ below and in Note 30 to the Financial statements, ‘Legal proceedings’.

On 4th March 2005, the US Food and Drug Administration (FDA) halted distribution of supplies of Paxil CR and Avandamet due to manufacturing issues at the Group’s Cidra, Puerto Rico facility.

The company is working with the FDA to resolve the manufacturing issues with these products as quickly as possible, although the timing of this and the financial impact on the company's earnings are currently uncertain.

Subject to this uncertainty GSK’s published earnings guidance for 2005 remains EPS percentage growth in the low double-digit range (at constant exchange rates) on an International Financial Reporting Standards basis.

The Group has net debt of about £2 billion, which is low relative to its market capitalisation, and this positions it to take advantage of any opportunities that might arise to build the business.

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

Risk of loss or expiration of patents or marketing exclusivity

Patent infringement litigation
Efforts by generic manufacturers may involve challenges to the validity of a patent or assertions that the alternative compounds do not infringe the Group’s patents. If the Group is not successful during the patent protection or data exclusivity periods in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s turnover and margins would be adversely affected.

See Note 30 to the Financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved.

Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, including Seretide/Advair, Avandia, Zofran, Wellbutrin XL, Imitrex, Lamictal and Valtrex, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. Generic products competitive with Augmentin, Paxil and Wellbutrin SR were launched in the USA in 2002, 2003 and 2004, respectively, and had a significant impact on the Group’s overall turnover and earnings.

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

Risk of substantial adverse outcome of litigation and government investigations
See Note 30 to the Financial statements, ’Legal proceedings’, for a discussion of proceedings and governmental investigations in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial results. The Group has made material provisions in 2003 and 2004 related to legal proceedings and investigations which reduced its earnings. The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 30.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies generally, including the Group.

In order to contain insurance costs in 2004 and 2005 the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure. In addition, where future claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If denial of coverage is ultimately upheld on these claims, this could result in material additional charges to the Group’s earnings.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	77

Product liability litigation
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated side effects may became evident. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products.

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

Anti-trust litigation
In the USA it has become increasingly common that following an adverse outcome in prosecution of patent infringement actions, the defendants and direct and indirect purchasers and other payers initiate anti-trust actions as well. Claims by direct and indirect purchasers and other payers are typically filed as class actions and the relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA

Governmental investigations
The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and criminal legal proceedings. In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against Group companies or individuals.

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

The Group had 12 products with over £500 million in annual global sales in 2004. Among these products are Paxil IR and Augmentin IR, with respect to each of which the Group now faces generic competition, and Zofran, Imitrex, Valtrex, Lamictal and Avandia, with respect to which the Group is currently defending its intellectual property rights in the USA, and Flonase, for which the FDA has not yet approved any generic version following expiry of the US patent in mid-2004.

If these or any of the Group’s other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the adverse impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets.

Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products are set out on pages 30 to 31 and legal proceedings involving patent challenges are set out in Note 30 to the Financial statements, ‘Legal proceedings’.

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

For example, in the USA, where the Group has its highest margins and most sales for any country, pricing pressures could significantly increase upon implementation of the pharmaceutical benefit under Medicare, or in the event that other state programmes to control the cost of pharmaceutical are adopted. Once the Medicare programme initiates outpatient pharmaceutical coverage for its beneficiaries in 2006, the US government, or the private insurers through which coverage will be offered, through their enormous purchasing power under the programme could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ drug programmes, including importation from other countries and bulk purchasing of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which is likely to increase with implementation of the Medicare amendments, also increases pricing pressures on the Group’s products.

These trends may adversely affect the Group’s revenues and margins from sales in the USA. Until the terms of implementation of the Medicare pharmaceutical benefit have been finalised, it is not possible to quantify the impact of that benefit on the Group’s financial results.

Back to Contents
78	GlaxoSmithKline Operating and financial review and prospects

Outlook and risk factors continued

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

Stricter regulatory controls also heighten the risk of withdrawal by regulators of approvals previously granted, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, in some cases the Group may voluntarily cease marketing a product (for example the withdrawal of Lotronex shortly after its initial launch in the USA) or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may have a major impact on the marketing and sale of the product.

Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group's manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. In addition, while the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites. The FDA has recently seized Paxil CR and Avandamet tablets manufactured at the Group's Cidra, Puerto Rico facility on grounds that those products failed to meet FDA manufacturing standards. That facility has been the subject of FDA observations of possible deficiencies in manufacturing practices to which the Group responded by, among other things, voluntarily recalling certain shipments of Paxil CR and Avandamet from wholesalers. See note 30 to the Financial statements, 'Legal proceedings'. The Group continues to cooperate with the FDA in responding to the observations and in respect of the recent seizures, but there can be no assurance as to any remedy the FDA may ultimately seek or as to the timing of resumption of distribution of Paxil CR and/or Avandamet. In 2004 Paxil CR and Avandamet accounted for £396 million and £222 million in sales, respectively. Any interruption of supply or fines or disgorgement remedy could materially and adversely affect the Group's financial results.

Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest of which amounted to approximately 80 per cent of the Group’s US pharmaceutical sales. The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that could materially and adversely affect the Group’s operations. See Note 30 to the Financial statements, ‘Legal proceedings’, for a discussion of environmental-related proceedings in which the Group is involved.

Reliance on information technology
The Group is increasingly dependent on information technology systems, including Internet-based systems, for internal communication as well as communication with customers and suppliers. Any significant disruption of these systems, whether due to computer viruses or other outside incursions, could materially and adversely affect the Group’s operations.

Taxation
The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the UK. Changes in tax laws or in their application with respect to matters, such as transfer pricing and the risk of double taxation, that relate to the portion of the Group’s earnings taxed at more favourable rates, could increase the Group’s effective tax rate and adversely affect its financial results. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service and UK Inland Revenue have made competing and contradictory claims. These matters are discussed in Note 12 to the Financial statements, ‘Taxation’.

Global political and economic conditions
The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Operating and financial review and prospects, ‘Foreign exchange risk management’. Fluctuations in exchange rates between sterling and other currencies, especially the US dollar, the Euro and the Japanese yen, materially affect the Group’s financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future results of operations.

Accounting standards
New or revised accounting standards and rules promulgated from time to time by the UK, US or international accounting standard setting boards could have a material adverse impact on the Group’s reported financial results. With the adoption of International Financial Reporting Standards (IFRS), changes in the market valuation of certain financial instruments (such as the equity collar linked to the Group’s investment in Quest Diagnostics, the put and call options linked to the Group’s strategic alliance with Theravance and impairments of equity investments) will be reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the profit and loss statement in any given period. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in significant penalties.

Human resources
The Group has approximately 100,000 employees around the world and is subject to laws and regulations concerning its employees – ranging from discrimination and harassment to personal privacy to labour relations – that vary significantly from jurisdiction to jurisdiction. Failure to comply with applicable requirements could have a significant adverse affect on the Group.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	79

2003 Year

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2003 with the results for the year to 31st December 2002.

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the table of pharmaceutical sales by therapeutic area on page 81.

Exchange

The currencies that most influence the Group’s results are the US Dollar, the Euro and the Japanese Yen.

The pound hit its highest level against the dollar for more than three years, climbing to $1.79 and the Euro gained 20 per cent against the dollar in 2003, the first year that the Dollar has fallen in value against the Euro, as investors weighed up the impact of continued unrest in Iraq, tensions elsewhere in the world and concerns for the US economy.

World market – pharmaceuticals

Global pharmaceutical sales increased by almost nine per cent CER (five per cent sterling) in 2003 to £279 billion.

World market by geographic region	Value £bn	% of total		Growth

			CER	£%

USA	127	46	11	2
Europe	76	27	8	15
Germany	15	5	7	15
France	14	5	6	14
UK	9	3	11	11
Italy	9	3	5	13
Japan	31	11	2	(1)
Asia Pacific	19	7	9	4
Latin America	12	4	(3)	(11)
Middle East, Africa	8	3	17	13
Canada	6	2	12	11

Total	279	100	9	5

The US market, although less buoyant than 2002 maintained double digit growth and now represents 46 per cent of the global prescription pharmaceutical market compared to 31 per cent a decade ago.

At 30th September 2003, GlaxoSmithKline held second position in the world pharmaceutical market with a market share of 6.9 per cent, behind Pfizer with a market share of 10.3 per cent. GlaxoSmithKline had seven products in the world’s top 50 pharmaceutical products; these are Augmentin, Avandia, Imigran/Imitrex, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

World market – top five therapeutic classes	Value £bn	% of total		Growth

			CER	£%

Cardiovascular	47	17	7	4
Central nervous system	46	16	13	8
Alimentary tract and metabolic	36	13	8	4
Anti-infectives (bacterial,
viral and fungal) excluding vaccines	31	11	7	2
Respiratory	20	7	2	(2)

(Note: data based on 12 months to 30th September 2003.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 81.

Total pharmaceutical turnover in 2003 was £18,181 million compared with £17,995 million in 2002, an increase of five per cent. Approximately one per cent of this overall growth came from price increases. Growth in sterling terms of one per cent was significantly impacted by the weakness of the US dollar and other currencies.

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

Global pharmaceutical turnover in the fourth quarter of 2003 declined two per cent, reflecting a US turnover decline of six per cent to £2,188 million; whereas in Europe turnover grew two per cent to £1,363 million, and in International turnover grew four per cent to £964 million. Turnover in the US declined due to generic competition to Paxil which began in September 2003.

Pharmaceutical turnover by therapeutic area

GlaxoSmithKline’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products.

These include the Respiratory product Seretide/Advair (£2.2 billion) up 39 per cent, the diabetes treatment Avandia/Avandamet (£0.9 billion) up 24 per cent, Wellbutrin for depression (£0.9 billion) up 18 per cent, the emesis treatment Zofran (£0.8 billion) up 16 per cent, Lamictal for epilepsy (£0.6 billion) up 31 per cent, Trizivir, for HIV (£0.4 billion) up 22 per cent, Valtrex for herpes (£0.5 billion) up 23 per cent, Coreg for heart disease (£0.4 billion) up 28 per cent and the pediatric vaccine Infanrix/Pediarix (£0.3 billion) up 32 per cent.

Central nervous system (CNS)
CNS sales grew four per cent to £4,455 million. Sales in the USA and Europe grew three per cent. International sales grew 15 per cent.

Sales of Seroxat/Paxil, GlaxoSmithKline’s leading product for depression and anxiety disorders, declined four per cent to £1,877 million. US sales declined nine per cent to £1,179 million following the launch of a generic paroxetine in September 2003. GlaxoSmithKline's innovative new product Paxil CR, increased its share of total Paxil prescriptions (branded and generic) since the generic launch from 33 per cent to 37 per cent. Paxil CR sales in 2003 were £387 million. In Europe Seroxat sales declined eight per cent to £369 million reflecting competition and pricing pressures. International sales grew 25 per cent to £329 million led by continued strong growth in Japan.

Back to Contents
80	GlaxoSmithKline Operating and financial review and prospects

2003 Year continued

Sales of Wellbutrin, for depression, grew 18 per cent to £953 million, reflecting increased physician awareness of the product’s outstanding efficacy and favourable side-effect profile. A new once-daily formulation, Wellbutrin XL, was launched in September 2003. This formulation accounted for 40 per cent of branded Wellbutrin prescriptions in early February 2004 and seven per cent of sales in 2003.

Limited generic competition to Wellbutrin began in the USA in January 2004 for the 100mg dose.

GlaxoSmithKline’s medicine for epilepsy, Lamictal, continued to grow across all regions achieving sales of £556 million, up 31 per cent. In June 2003, the FDA approved Lamictal for long-term maintenance treatment of bi-polar disorder.

Respiratory
GlaxoSmithKline continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £3.4 billion, up 17 per cent. Sales of Seretide/Advair, the Group’s largest product, grew 39 per cent to £2.2 billion although this contributed to declines in Serevent and Flixotide, its constituent products. Seretide/Advair is now one of the top ten pharmaceutical brands in the world. In the USA, sales grew 54 per cent to £1,235 million.

Seretide also continued to perform strongly in Europe (up 18 per cent) and International markets (up 37 per cent). The growth prospects for Advair were further strengthened with an FDA approval for use in the treatment of COPD in the fourth quarter 2003.

The older respiratory products Ventolin and Becotide continued to decline as patients converted to newer products.

Anti-virals
HIV medicines grew across all regions and totalled £1.5 billion in sales, up six per cent. Sales of Trizivir, GlaxoSmithKline’s triple combination therapy, grew 22 per cent to £376 million. Lexiva, for HIV, was launched in December 2003, with initial sales of £7 million.

Global sales of Valtrex, which received FDA approval in August 2003 to reduce the risk of transmission of genital herpes, rose 23 per cent to £499 million.

Anti-bacterials
Anti-bacterial sales declined 16 per cent worldwide and 41 per cent in the USA. Augmentin’s US sales were down 51 per cent in the year as a result of generic competition that began in the third quarter 2002.

In the USA, GlaxoSmithKline’s two new antibiotics, Augmentin ES for children, and Augmentin XR for adults, recorded combined sales of £237 million in 2003 in spite of generic competition.

Metabolic
Worldwide sales for the metabolic category were £1.1 billion, up 20 per cent. The Avandia franchise (Avandia and Avandamet) grew 24 per cent for the year with US sales up 20 per cent to £755 million.

Avandamet, a combination of Avandia and metformin HCI, expanded the Avandia metabolic franchise with its US launch in the fourth quarter 2002. In Europe, Avandia has benefited from increasing physician acceptance with sales of £70 million, up 57 per cent. The franchise should benefit further from the EU approval of Avandamet in December 2003. Avandia also did very well in International markets with sales of £106 million, up 40 per cent.

Vaccines
Sales of vaccines grew two per cent to £1.1 billion, supported by the Infanrix/Pediarix franchise, up 32 per cent to £336 million. The hepatitis franchise declined 13 per cent to £417 million reflecting competitive pressure in the USA and Europe.

In the USA, GlaxoSmithKline’s new Pediarix vaccine was launched in January 2003. Pediarix adds protection against hepatitis B and poliomyelitis to the Infanrix combination and results in up to six fewer injections for infants.

Cardiovascular and urogenital
In 2003, Coreg sales grew 28 per cent to £361 million, benefiting from recent data that showed a highly significant statistical difference in survival between Coreg and metoprolol in patients with heart failure.

Levitra (vardenafil), a new agent for the treatment of erectile dysfunction, was launched in the USA in August 2003 and in Europe in the first half of the year. Levitra was researched and developed by Bayer AG and is co-promoted with GlaxoSmithKline.

Oncology and emesis
Sales of Zofran grew 16 per cent to £774 million, driven by a strong US performance, up 20 per cent to £575 million.

Other therapeutic areas
Sales of Zantac fell 13 per cent to £328 million with declines in all regions.

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	81

Pharmaceutical turnover by therapeutic area 2003

					Total			USA			Europe		International

				Growth			Growth			Growth			Growth
Therapeutic area/	% of	2003	2002			2003			2003			2003
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£m	£m	CER%	£%

CNS	25	4,455	4,511	4	(1)	3,112	3	(6)	847	3	10	496	15	14
Depression		2,830	2,937	2	(4)	2,107	1	(7)	369	(8)	(2)	354	25	23
Seroxat/Paxil		1,877	2,055	(4)	(9)	1,179	(9)	(17)	369	(8)	(2)	329	25	23
Wellbutrin		953	882	18	8	928	18	8	–	–	–	25	30	25
Migraine		849	888	1	(4)	609	(1)	(9)	179	3	11	61	7	7
Imigran/Imitrex		760	798	–	(5)	560	(1)	(9)	147	3	11	53	7	8
Naramig/Amerge		89	90	1	(1)	49	(3)	(9)	32	7	14	8	7	–
Lamictal		556	438	31	27	311	38	26	202	26	34	43	9	8
Requip		99	89	13	11	47	9	–	47	15	24	5	43	25
Zyban		75	99	(25)	(24)	28	(35)	(40)	32	12	19	15	(45)	(40)

Respiratory	24	4,417	3,987	14	11	2,242	21	11	1,481	4	10	694	13	11
Serevent, Seretide/Advair
Flixotide/Flovent		3,352	2,937	17	14	1,750	23	12	1,170	7	15	432	18	19
Seretide/Advair		2,214	1,631	39	36	1,235	54	41	773	18	27	206	37	40
Flixotide/Flovent		705	783	(8)	(10)	319	(10)	(18)	208	(10)	(5)	178	1	1
Serevent		433	523	(15)	(17)	196	(27)	(33)	189	(5)	(1)	48	26	26
Flixonase/Flonase		594	534	19	11	461	22	12	56	1	8	77	14	12
Ventolin		265	265	(1)	–	4	(50)	(50)	134	(5)	1	127	7	2
Becotide		111	130	(16)	(15)	–	–	–	93	(15)	(11)	18	(23)	(28)

Anti-virals	13	2,349	2,299	5	2	1,159	4	(4)	726	5	14	464	7	3
HIV		1,508	1,465	6	3	798	2	(7)	555	11	20	155	12	6
Trizvir		376	315	22	19	219	20	10	143	28	39	14	27	17
Combivir		589	588	3	–	301	(3)	(11)	218	8	17	70	16	9
Epivir		293	295	2	(1)	148	(1)	(10)	107	5	14	38	6	3
Retrovir		45	50	(10)	(10)	19	(12)	(17)	16	(14)	(6)	10	1	–
Ziagen		167	173	(1)	(3)	86	(6)	(15)	61	7	15	20	7	5
Agenerase		31	44	(25)	(30)	19	(33)	(39)	9	(5)	–	3	1	(25)
Herpes		669	653	6	2	325	15	5	148	(3)	6	196	(2)	(4)
Valtrex		499	425	23	17	316	26	15	86	9	18	97	25	26
Zovirax		170	228	(26)	(25)	9	(72)	(74)	62	(16)	(7)	99	(19)	(22)
Zeffix		129	123	11	5	10	(4)	(17)	17	2	6	102	14	7

Anti-bacterials	10	1,815	2,210	(16)	(18)	524	(41)	(46)	755	1	8	536	6	(1)
Augmentin		825	1,191	(29)	(31)	312	(51)	(56)	332	(2)	5	181	11	5
Zinnat/Ceftin		246	243	–	1	22	(29)	(35)	134	6	15	90	4	(2)
Fortum		184	201	(9)	(8)	27	(22)	(27)	95	(9)	(1)	62	(3)	(9)
Amoxil		117	136	(11)	(14)	19	(36)	(41)	36	(26)	(20)	62	15	5

Metabolic	6	1,079	960	20	12	755	20	10	116	32	38	208	16	11
Avandia/Avandamet		931	809	24	15	755	20	10	70	57	67	106	40	34

Vaccines	6	1,123	1,080	2	4	281	6	(3)	495	(1)	6	347	4	8
Hepatitis		417	483	(13)	(14)	157	(18)	(26)	192	(12)	(6)	68	1	–
Infanrix		336	254	32	32	124	71	57	147	17	26	65	10	12

Oncology and emesis	6	1,001	977	9	2	743	10	–	163	1	7	95	13	12
Zofran		774	708	16	9	575	20	10	126	1	8	73	13	11
Hycamtin		110	94	23	17	77	33	22	25	–	4	8	14	14

Cardiovasular and	4
urogenital		771	661	22	17	495	24	14	176	10	20	100	34	28
Coreg		361	306	28	18	346	28	17	–	–	–	15	33	36
Levitra		37	–	–	–	22	–	–	11	–	–	4	–	–
Avodart		19	6	>100	>100	14	>100	>100	5	–	–	–	–	–

Other	6	1,171	1,310	(8)	(11)	99	(15)	(22)	355	(16)	(13)	717	(3)	(8)
Zantac		328	382	(13)	(14)	77	(1)	(10)	94	(25)	(19)	157	(10)	(13)

	100	18,181	17,995	5	1	9,410	5	(4)	5,114	2	9	3,657	8	5

CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates.

Back to Contents

82	GlaxoSmithKline Operating and financial review and prospects

2003 Year continued

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

Sales growth of three per cent in the central nervous system products included sales of Wellbutrin up 18 per cent, reflecting the performance of the new once a day formulation Wellbutrin XL. Paxil sales declined nine per cent due to the launch of generic paroxetine in September 2003. GlaxoSmithKline's innovative new product Paxil CR, increased its share of total Paxil prescriptions (branded and generic) since the generic launch from 33 per cent to 37 per cent. Paxil CR sales in 2003 were £387 million.

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

Europe
The discussion of individual market performance in the Europe region is on a ‘turnover created basis’ rather than a ‘turnover invoiced basis’; see pages 64 to 65 for further details.

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

Consumer Healthcare sales

			Growth
	2003	2002
	£m	£m	CER%	£%

OTC medicines	1,556	1,586	2	(2)
Analgesics	342	339	4	1
Dermatological	237	188	31	26
Gastro-intestinal	283	312	(2)	(9)
Respiratory tract	151	142	6	6
Smoking control	325	378	(8)	(14)
Natural wellness support	166	162	3	2

Oral care	1,082	1,052	3	3

Nutritional healthcare	622	579	9	7

	3,260	3,217	4	1

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

Back to Contents
Operating and financial review and prospects GlaxoSmithKline	83

Trading profit – statutory results

Statutory results include merger items, integration and restructuring costs, and the disposal of subsidiaries.

	2003 (restated)		2002 (restated)		Growth

	£m	%	£m	%	CER%	£%

Turnover	21,441	100.0	21,212	100.0	5	1

Cost of sales	(4,544)	(21.2)	(4,609)	(21.7)	–	(1)
Selling, general
and administration	(7,597)	(35.4)	(8,023)	(37.8)	(2)	(5)
Research and
development	(2,791)	(13.0)	(2,900)	(13.7)	(1)	(4)

Trading profit	6,509	30.4	5,680	26.8	21	15

Cost of sales
Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger and manufacturing restructuring savings and a favourable product mix. A small pricing benefit was more than offset by an adverse exchange impact. Merger and manufacturing costs incurred of £356 million were £10 million lower than in 2002.

Selling, general and administration
Selling, general and administration (SG&A) costs declined two per cent reflecting reduced merger integration costs and operational excellence cost savings initiatives. These were partly offset by increased selling costs to support new product launches, charges relating to cost saving programmes and increased pension costs. Without the merger integration costs SG&A grew four per cent driven by selling cost increases, which accounted for a three percentage point increase. The charges relating to operational excellence and pension cost increases each individually added one percentage point, while cost savings reduced growth by one percentage point. Together these produced a reduction of 2.4 percentage points relative to 2002 for the expenses expressed as a percentage of turnover.

Research and development
R&D declined one per cent reflecting reduced merger integration costs, partly offset by increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.9 per cent of pharmaceutical turnover in the year.

Trading profit
Statutory trading profit was £6,509 million with a growth of 21 per cent, stronger than turnover growth of five per cent, demonstrating an improved trading margin of 3.6 percentage points. This was principally due to lower merger integration costs, cost savings derived from merger integration, manufacturing and other initiatives partly offset by charges relating to operational excellence cost saving programmes and higher pension costs.

Profit before taxation - statutory results

The analysis and discussion below of profit before taxation relates to statutory performance.

Other operating income/(expense)	2003 £m	2002 £m

Royalties and other income	75	75
Other operating expense	(436)	(209)

	(361)	(134)
Income from equity investments and
other disposals	228	23

	(133)	(111)

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

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Net interest payable	2003 £m	2002 £m

Interest payable	(214)	(206)
Investment income	61	73

	(153)	(133)
Share of interest payable of associate	(8)	(8)

	(161)	(141)

Net interest payable increased compared with 2002 largely as a result of the unwinding of the discounts on provisions and long-term receivables.

Profit on ordinary activities before taxation - statutory results
Taking account of net other operating income/(expenses), the contribution from associates, business disposals and net interest payable, statutory profit before tax was £6,313 million compared with £5,524 million in 2002, an increase of 20 per cent.

Back to Contents
84	GlaxoSmithKline Operating and financial review and prospects

2003 Year continued

Trading profit – business performance

To illustrate GlaxoSmithKline performance in 2003, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposal of businesses. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 90 and 91 prepared in accordance with UK GAAP.

	2003 (restated)		2002 (restated)		Growth

	£m	%	£m	%	CER%	£%

Turnover	21,441	100.0	21,212	100.0	5	1

Cost of sales	(4,188)	(19.5)	(4,243)	(20.0)	–	(1)
Selling, general
and administration	(7,579)	(35.4)	(7,525)	(35.5)	4	1
Research and
development	(2,770)	(12.9)	(2,732)	(12.9)	4	1

Trading profit	6,904	32.2	6,712	31.6	8	3

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

Trading profit
Business performance trading profit was £6,904 million with a growth of eight per cent, stronger than turnover growth of five per cent, demonstrating an improved trading margin of 0.8 points to 32.2 per cent compared with 2002. This was principally due to cost savings derived from merger integration, manufacturing and other initiatives, partly offset by charges relating to operational excellence cost saving programmes and higher pension costs.

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

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

	2003	2002
Net interest payable	£m	£m

Interest payable	(214)	(206)
Investment income	61	73

	(153)	(133)
Share of interest payable of associate	(8)	(8)

	(161)	(141)

Net interest payable increased compared with 2002 largely as a result of the unwinding of the discounts on provisions and long-term receivables.

Profit on ordinary activities before taxation - business performance
Taking account of net other operating income/(expense), the contribution from associates, business disposals and net interest payable, business performance profit before tax was £6,703 million, compared with £6,535 million in 2002, an increase of eight per cent.

Back to Contents

Operating and financial review and prospects GlaxoSmithKline	85

Merger items, restructuring costs and disposal of businesses

Merger and manufacturing restructuring
GlaxoSmithKline has made good progress with its merger and manufacturing restructuring plans. The merger programmes were substantially complete at the end of 2003. Combined these programmes have now produced annual savings which exceeded the published target of £1.8 billion.

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

Taxation	2003 (restated) £m	2002 (restated) £m

Business performance	(1,838)	(1,763)
Merger, restructuring and disposal
of subsidiaries	109	299

Total	(1,729)	(1,464)

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

For the latest position on taxation, see ‘Taxation’ in the 2004 Year Operating and financial review and prospects on page 68.

Back to Contents

86 GlaxoSmithKline Operating and financial review and prospects

2003 Year continued

Earnings	2003		2002			Growth

	(restated)		(restated)		CER%	£%

Statutory earnings (£m)	4,478		3,930		19	14
Basic earnings per share	77.1	p	66.5	p	22	16
Basic earnings per ADS	$2.53		$2.00		23	27

Adjusted earnings (£m)	4,759		4,642		7	5
Adjusted earnings per share	82.0	p	78.5	p	10	4
Adjusted earnings per ADS	$2.69		$2.36		10	14

Weighted average number
of shares (millions)	5,806		5,912

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance which is the primary measure used by management. Adjusted earnings increased by seven per cent. Adjusted earnings per share increased by 10 per cent reflecting the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

Adjusted earnings per share increased four per cent in sterling terms, compared with 10 per cent in CER terms. The adverse currency impact on EPS of six per cent in the year reflected the significant weakening of the US dollar relative to 2002 and compares with a four per cent adverse currency impact on turnover. This difference principally arises from a different mix of currencies in profits compared with turnover.

Taken together with other expenses, taxation and business disposals this resulted in a basic EPS of 77.1 pence compared with 66.5 pence in 2002 and a diluted EPS of 76.9 pence compared with 66.3 pence in 2002. Merger and manufacturing restructuring costs were lower in 2003 than in 2002 and as a result, the sterling based growth in basic EPS of 16 per cent was significantly higher than the CER based growth in adjusted EPS despite the overall negative impact of currencies in 2003.

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

GlaxoSmithKline 87

Financial statements

This section comprises the Directors’ statements of responsibility, the Independent Auditors’ report on the Financial statements, the Financial statements consisting of the principal Financial statements and supporting notes.

88	Directors’ statements of responsibility
89	Report on Independent Registered Public Accounting Firm

Financial statements
90	Consolidated statement of profit and loss
90	Consolidated statement of total recognised gains and losses
92	Consolidated statement of cash flow
94	Consolidated balance sheet
94	Reconciliation of movements in consolidated equity shareholders’
funds
95	Company balance sheet

Notes to the financial statements
96	1. Presentation of the Financial statements
97	2. Accounting policies
99	3. New accounting policies and future requirements
99	4. Exchange rates
100	5. Merger of Glaxo Wellcome and SmithKline Beecham
100	6. Segment information
102	7. Merger items, restructuring costs and divested businesses
103	8. Other operating income/(expense)
104	9. Operating profit
104	10. Joint ventures and associated undertakings
105	11. Net interest payable
105	12. Taxation
107	13. Earnings per share
107	14. Dividends
108	15. Goodwill
108	16. Other intangible assets
109	17. Tangible fixed assets
109	18. Fixed asset investments
110	19. Equity investments
110	20. Stocks
110	21. Debtors
110	22. Other creditors
111	23. Provisions for liabilities and charges
111	24. Contingent liabilities
112	25. Net debt
113	26. Commitments
114	27. Share capital and share premium account
114	28. Non-equity minority interests
115	29. Reserves
116	30. Legal proceedings
122	31. Post balance sheet event
122	32. Related party transactions
123	33. Acquisitions and disposals
125	34. Financial instruments and related disclosures
129	35. Employee costs
136	36. Employee share schemes
139	37. Reconciliation to US accounting principles
150	38. Principal Group companies

Back to Contents

88	GlaxoSmithKline

Directors’ statements of responsibility

Directors’ statement of responsibility in relation to the Financial statements

The Directors are:

•	responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Act 1985

•	required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial period and of the profit or loss for that period

•	responsible also for ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The Financial statements for the year ended 31st December 2004, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 90 to 152 of this report.

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the Financial statements, supported by reasonable and prudent judgements and estimates as necessary; applicable accounting standards have been followed, and the Financial statements have been prepared on the going concern basis.

The responsibilities of the auditors in relation to the Financial statements are set out in the Independent Auditors’ report (page 89 opposite).

The Financial statements for the year ended 31st December 2004 are included in the Annual Report 2004, which is published in hard-copy printed form and made available on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Directors’ remuneration

The Remuneration Report (pages 43 to 58 of this report) sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests. It has been prepared in accordance with the Companies Act 1985 and complies with Section B of the Combined Code on Corporate Governance.

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

The Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ (pages 33 to 42), and has complied with its provisions except as described on page 41.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2004, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
2nd March 2005

Back to Contents

GlaxoSmithKline	89

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of GlaxoSmithKline plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, of total recognised gains and losses and of cash flows present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31st December 2004 and 31st December 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Group changed its method of accounting for employee share schemes and ESOP Trusts in conformity with Urgent Issues Task Force Abstract 17 (revised 2003), ‘Employee Share Schemes’ and Urgent Issues Task Force Abstract 38, ‘Accounting for ESOP Trusts’, which were adopted as at 1st January 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, England
2 March 2005, except for the Cidra, Puerto Rico manufacturing site matter discussed in Note 30, for which the date is 8 March 2005.

Back to Contents

90	GlaxoSmithKline

Consolidated statement of profit and loss
for the year ended 31st December 2004

		2004

		Statutory
	Notes	£m

Turnover	6	20,359
Cost of sales		(4,309)

Gross profit		16,050
Selling, general and administrative expenditure		(7,061)
Research and development expenditure		(2,839)

Trading profit		6,150
Other operating income/(expense)	8	(60)

Operating profit	9	6,090
Share of profits/(losses) of joint ventures and associated undertakings	10	95
Profit on disposal of interest in associates	33	138
Product divestments	7	–
(Loss)/profit on disposal of businesses		(1)

Profit before interest		6,322
Net interest payable	11	(203)

Profit on ordinary activities before taxation		6,119
Taxation	7,12	(1,701)

Profit on ordinary activities after taxation		4,418
Equity minority interests		(114)
Preference share dividends		(2)

Earnings (Profit attributable to shareholders)	13	4,302

Basic earnings per share	13	75.0	p
Adjusted earnings per share	13	75.0	p
Diluted earnings per share	13	74.8	p

Profit attributable to shareholders		4,302
Dividends	14	(2,402)

Retained profit		1,900

Consolidated statement of total recognised gains and losses
for the year ended 31st December 2004

2004
£m

Profit attributable to shareholders	4,302
Exchange movements on overseas net assets	(54)
Unrealised (loss)/profit on disposal of intellectual property	(1)
Tax on exchange movements and unrealised gains	(73)

Total recognised gains and losses relating to the year	4,174
Prior year adjustment – implementation of UITF 17 (revised) and UITF 38	368

Total recognised gains and losses	4,542

Back to Contents

Consolidated statement of profit and loss GlaxoSmithKline	91

2003	2002

Merger,	Merger,
Business	restructuring	Business	restructuring
performance	and disposal	Statutory	performance	and disposal	Statutory
(restated)	of subsidiaries	(restated)	(restated)	of subsidiaries	(restated)
£m	£m	£m	£m	£m	£m

21,441	–	21,441	21,212	–	21,212
(4,188)	(356)	(4,544)	(4,243)	(366)	(4,609)

17,253	(356)	16,897	16,969	(366)	16,603
(7,579)	(18)	(7,597)	(7,525)	(498)	(8,023)
(2,770)	(21)	(2,791)	(2,732)	(168)	(2,900)

6,904	(395)	6,509	6,712	(1,032)	5,680
(133)	–	(133)	(111)	–	(111)

6,771	(395)	6,376	6,601	(1,032)	5,569
93	–	93	75	–	75
–	–	–	–	–	–
–	–	–	–	11	11
–	5	5	–	10	10

6,864	(390)	6,474	6,676	(1,011)	5,665
(161)	–	(161)	(141)	–	(141)

6,703	(390)	6,313	6,535	(1,011)	5,524
(1,838)	109	(1,729)	(1,763)	299	(1,464)

4,865	(281)	4,584	4,772	(712)	4,060
(94)	–	(94)	(110)	–	(110)
(12)	–	(12)	(20)	–	(20)

4,759	(281)	4,478	4,642	(712)	3,930

–	77.1	p	–	66.5	p
82.0	p	–	78.6	p	–
–	76.9	p	–	66.3	p

4,478	3,930
(2,374)	(2,346)

2,104	1,584

2003	2002
(restated)	(restated)
£m	£m

4,478	3,930
113	(82)
7	7
(92)	(65)

4,506	3,790

Back to Contents

92	GlaxoSmithKline

Consolidated statement of cash flow
for the year ended 31st December 2004

Reconciliation of operating profit to operating cash flows			2003	2002
		2004	(restated)	(restated)
	Notes	£m	£m	£m

Operating profit		6,090	6,376	5,569
Depreciation		785	773	764
Impairment and assets written off		88	250	288
Amortisation of goodwill and intangible fixed assets		106	87	72
Loss on sale of tangible fixed assets		2	–	26
Profit on sale of equity investments		(33)	(89)	(46)
Increase in stocks		(33)	(76)	(2)
Increase in trade and other debtors		(447)	(552)	(72)
Increase/(decrease) in trade and other creditors		163	(69)	459
(Decrease)/increase in provisions		(176)	260	256
Other		(18)	45	(59)

Net cash inflow from operating activities		6,527	7,005	7,255

Cash flow statement

Net cash inflow from operating activities		6,527	7,005	7,255
Dividends from joint ventures and associated undertakings		11	1	2
Returns on investment and servicing of finance		(252)	(231)	(237)
Taxation paid		(1,583)	(1,917)	(1,633)
Capital expenditure and financial investment		(1,035)	(954)	(1,178)
Acquisitions and disposals	33	(69)	(12)	(20)
Equity dividends paid		(2,475)	(2,333)	(2,327)

Net cash inflow before management of liquid resources and financing		1,124	1,559	1,862
Management of liquid resources		(413)	(1,336)	52
Financing		(454)	(250)	(1,509)

Increase/(decrease) in cash in the year		257	(27)	405

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of year		(1,648)	(2,335)	(2,101)
Increase/(decrease) in cash in the year		257	(27)	405
Cash outflow/(inflow) from management of liquid resources		413	1,336	(52)
Net increase in long-term loans		(1,350)	(1,023)	(1,005)
Net repayment of short-term loans		407	442	542
Net repayment of obligations under finance leases		22	–	1
Net non-cash funds of subsidiary undertakings acquired		–	–	(4)
Exchange adjustments		24	(37)	(121)
Other non-cash movements		(109)	(4)	–

Movement in net debt		(336)	687	(234

Net debt at end of year	25	(1,984)	(1,648)	(2,335)

Back to Contents

Consolidated statement of cash flow GlaxoSmithKline	93

Analysis of cash flows				2003	2002
			2004	(restated)	(restated)
		Notes	£m	£m	£m

Returns on investment and servicing of finance
Interest received			95	65	83
Interest paid			(272)	(197)	(215)
Dividends paid to minority shareholders			(73)	(84)	(85)
Dividends paid on preference shares			(2)	(15)	(20)

			(252)	(231)	(237)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(865)	(869)	(1,044)
Sale of tangible fixed assets			53	46	59
Purchase of intangible assets			(178)	(193)	(182)
Product divestments			–	–	(1)
Purchase of equity investments			(103)	(63)	(75)
Sale of equity investments			58	125	65

			(1,035)	(954)	(1,178)

Acquisitions and disposals		33
Purchase of businesses			(297)	(12)	(21)
Disposal of businesses			42	3	6
Investment in joint ventures and associated undertakings			(2)	(3)	(5)
Disposal of interests in associates			188	–	–

			(69)	(12)	(20)

Financing
Issue of share capital		27	42	41	56
Redemption of preference shares issued by a subsidiary			(489)	–	–
Share capital purchased for cancellation			(201)	(980)	(2,220)
Share capital purchased and held as Treasury shares			(799)	–	–
Proceeds from own shares for employee share options			23	26	58
Other financing cash flows			49	82	135
Increase in long-term loans			1,365	1,046	1,094
Repayment of long-term loans			(15)	(23)	(89)
Net repayment of short-term loans			(407)	(442)	(542)
Net repayment of obligations under finance leases			(22)	–	(1)

			(454)	(250)	(1,509)

Analysis of changes in net debt	At 1.1.04	Exchange	Other	Cash flow	At 31.12.04
	£m	£m	£m	£m	£m

Cash at bank	962	(21)	–	220	1,161
Overdrafts	(155)	6	–	37	(112)

	807	(15)	–	257	1,049

Debt due within one year:
Commercial paper	(836)	–	(1)	7	(830)
Eurobonds and Medium-Term Notes	(383)	9	(552)	374	(552)
Other	(78)	(3)	(42)	35	(88)

	(1,297)	6	(595)	416	(1,470)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(3,617)	116	548	(1,349)	(4,302)
Other	(34)	5	(62)	12	(79)

	(3,651)	121	486	(1,337)	(4,381)

Management of liquid resources:
Liquid investments	2,493	(88)	–	413	2,818

Net debt	(1,648)	24	(109)	(251)	(1,984)

For further information on significant changes in net debt see Note 25 ‘Net debt’.

Back to Contents

94	GlaxoSmithKline

Consolidated balance sheet
at 31st December 2004

			2003
		2004	(restated)
	Notes	£m	£m

Goodwill	15	139	143
Other intangible assets	16	2,003	1,697

		2,142	1,840
Tangible assets	17	6,471	6,441
Investments	18	332	294

Fixed assets		8,945	8,575

Equity investments	19	153	164
Stocks	20	2,192	2,109
Debtors	21	7,309	6,897
Liquid investments	25	2,818	2,493
Cash at bank	25	1,161	962

Current assets		13,633	12,625

Loans and overdrafts	25	(1,582)	(1,452)
Other creditors	22	(7,140)	(7,019)

Creditors: amounts due within one year		(8,722)	(8,471)

Net current assets		4,911	4,154

Total assets less current liabilities		13,856	12,729

Loans	25	(4,381)	(3,651)
Other creditors	22	(244)	(232)

Creditors: amounts due after one year		(4,625)	(3,883)

Provisions for liabilities and charges	23	(3,029)	(3,042)

Net assets		6,202	5,804

Capital and reserves
Called up share capital	27	1,484	1,487
Share premium account	27	304	264
Other reserves	29	(644)	(804)
Profit and loss account	29	4,781	4,112

Equity shareholders’ funds		5,925	5,059

Non-equity minority interests	28	–	503
Equity minority interests		277	242

Capital employed		6,202	5,804

Approved by the Board on 2nd March 2005
Sir Christopher Gent, Chairman

Reconciliation of movements in consolidated equity shareholders’ funds for the year ended 31st December 2004

			2003
		2004	(restated)
	Notes	£m	£m

Equity shareholders’ funds as previously reported		7,720	6,581
Prior period adjustment – implementation of UITF 17 (revised) and UITF 38		(2,661)	(2,741)

Equity shareholders’ funds at beginning of year as restated		5,059	3,840
Total recognised gains and losses for the period		4,174	4,506
Dividends	14	(2,402)	(2,374)
Ordinary shares issued		42	41
Ordinary shares purchased and cancelled		(201)	(980)
Ordinary shares purchased and held as Treasury shares		(799)	–
Proceeds from own shares for employee share options		23	26
Employee share schemes		3	7
Goodwill written back		20	–
Exchange movements on goodwill written off to reserves		6	(7)

Equity shareholders’ funds at end of year		5,925	5,059

Back to Contents

GlaxoSmithKline	95

Company balance sheet
at 31st December 2004

		2004	2003
	Notes	£m	£m

Shares in subsidiary companies – at cost	38	17,930	17,612

Fixed assets		17,930	17,612

Amounts owed by Group undertakings		108	2,969
Taxation		110	52
Cash at bank		22	8

Current assets		240	3,029

Dividends payable	14	(1,258)	(1,331)
Amounts owed to Group undertakings		(6,821)	(8,578)

Creditors: amounts due within one year		(8,079)	(9,909)

Net current liabilities		(7,839)	(6,880)

Net assets		10,091	10,732

Capital and reserves
Called up share capital	27	1,484	1,487
Share premium account	27	304	264
Other reserves	29	81	76
Profit and loss account	29	8,222	8,905

Equity shareholders’ funds		10,091	10,732

Approved by the Board on 2nd March 2005
Sir Christopher Gent
Chairman

Back to Contents

96	GlaxoSmithKline

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

Financial period
These Financial statements cover the financial year from 1st January to 31st December 2004, with comparative figures for the financial years from 1st January to 31st December 2003 and from 1st January to 31st December 2002.

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

The Financial statements comprise:

•	Consolidated statement of profit and loss
•	Consolidated statement of total recognised gains and losses
•	Consolidated statement of cash flow
•	Consolidated balance sheet
•	Reconciliation of movements in consolidated equity shareholders’ funds
•	Company balance sheet
•	Notes to the financial statements.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

The consolidated statement of total recognised gains and losses includes:

•	the realised profit attributable to shareholders as reflected in the consolidated statement of profit and loss
•	the unrealised gain or loss in the value of the Group’s overseas net assets, less related foreign currency borrowings, attributable to currency movements over the period
•	tax on the above items.

The reconciliation of movements in equity shareholders’ funds comprises the items contributing to the increase or decrease over the period in shareholders’ funds. Such items include:

•	the total recognised gains and losses for the period
•	dividends paid and proposed
•	the proceeds of shares issued during the period
•	the cost of shares purchased as Treasury shares or for cancellation under the share buy-back programme
•	changes to goodwill, arising on acquisitions prior to 1st January 1998, which has been set directly against reserves.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the Notes to the Financial statements. In Note 37 a statement of differences, and reconciliations of net income and shareholders’ equity, between UK and US GAAP are provided.

Presentation of statement of profit and loss
During the years 2000 to 2003, a columnar presentation was adopted in the statement of profit and loss in order to illustrate underlying business performance, as this was the primary measure used by management. For this purpose certain items were identified separately and excluded from business performance. These comprised: merger and integration items, including product divestments; costs relating to previously announced manufacturing and other restructuring, and the effect of disposals of subsidiaries. Management believes that exclusion of these items provided a better reflection for those years of the way in which the business was managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management is able to influence.

For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group’s performance for that period.

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

Accounting standards
The Financial statements comply with applicable UK accounting standards.

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

The Financial statements have been prepared in accordance with the company’s accounting policies approved by the Board and described in Note 2.

Back to Contents

Notes to the financial statements GlaxoSmithKline	97

2 Accounting policies

Consolidation
The consolidated Financial statements include:

•	the assets and liabilities, and the results and cash flow, of the company and its subsidiary undertakings, including Employee Share Ownership Plan (ESOP) Trusts
•	the Group’s share of the net assets and results of joint ventures and associated undertakings.

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

In translating into sterling assets, liabilities, results and cash flows of overseas subsidiary and associated undertakings and joint ventures reported in currencies of hyper-inflationary economies, adjustments are made to reflect current price levels. Any loss on net monetary assets is charged to the consolidated profit and loss account.

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

Revenue
Revenue is recognised in the profit and loss account when goods are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer. Turnover represents net invoice value after the deduction of discounts given at the point of sale, and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and historical information and past experience. Turnover also includes co-promotion income where the Group records its share of the revenue but with no related cost of sales. Value added tax and other sales taxes are excluded from revenue.

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

Back to Contents

98	GlaxoSmithKline Notes to the financial statements

2 Accounting policies continued

Legal and other disputes
Provision is made for anticipated settlement costs where a reasonable estimate can be made of the likely outcome of legal or other disputes against the Group. In addition provision is made for legal and other expenses arising from claims received or other disputes. In respect of product liability claims related to products where there is sufficient history of claims made and settlements, an “incurred but not reported” (IBNR) actuarial technique is used to determine a reasonable estimate of the Group’s exposure to unasserted claims for those products and a provision is made on that basis. No provision is made for other unasserted claims or where an obligation exists under a dispute but it is not possible to make a reasonable estimate. Costs associated with claims made by the Group against third parties are charged to the profit and loss account as they are incurred.

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes. In respect of certain award schemes and share option grants, the company provides finance to ESOP Trusts to purchase company shares on the open market to meet the company’s obligation to provide shares when employees exercise their option or award. Any excess of the fair value of the shares at the date of the award over the exercise price of the options or awards is charged to the profit and loss account over the periods of service in respect of which the options and awards are granted. In respect of other share option grants, share options when exercised are accounted for as share issues at exercise price. Additional employer costs in respect of options and awards are charged to the profit and loss account over the periods of service.

Assets and liabilities of the ESOP Trusts are included in the Group balance sheet. Costs of running the Trusts are charged to the profit and loss account. Company shares held by the Trusts are deducted from other reserves and held at a value which recognises any shortfall in the proceeds receivable from employees on exercise. If there is deemed to be a further permanent impairment in value this is reflected by a transfer to profit and loss account reserve.

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

Enterprise Resource Planning (ERP) systems software generally involves significant customisation prior to implementation and is expected to have a useful economic life of seven years, rather than the maximum five years of other computer software. On disposal of a tangible fixed asset, the cost and related accumulated depreciation are removed from the financial statements and the net amount, less any proceeds, is taken to the consolidated profit and loss account.

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

Back to Contents

Notes to the financial statements GlaxoSmithKline	99

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

Gains and losses on foreign exchange contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transactions in the period they occur. Gains and losses on balance sheet hedges are accrued and are taken directly to reserves, except that forward premiums/discounts are recognised as interest over the life of the contracts.

Interest differentials under interest swap agreements are recognised in the profit and loss account by adjustment of interest expense over the life of the agreement.

Debt instruments
Debt instruments are stated at the amount of net proceeds adjusted to amortise the issue cost of debt evenly over the term of the debt.

3   New accounting policies and future requirements

In December 2003, the Urgent Issues Task Force issued Abstract 38 and amended Abstract 17, relating to the accounting for and presentation of ESOP Trusts and share options and awards granted to employees. These requirements became mandatory for 2004 reporting and require the shares held by the ESOP Trusts to be shown as a deduction in arriving at shareholders’ funds. The charge to the profit and loss account for employee share options is restricted to the intrinsic loss, the difference between the market price and exercise price, at the date of grant. Comparative data for prior periods has been restated for comparability. Trading profit and profit before tax in 2003 have been reduced by £16 million and net assets at 31st December 2003 by £2,661 million. It is not practicable to quantify the effect on 2004 because of the different measurement basis adopted.

In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. GlaxoSmithKline has completed its conversion project, subject to any changes in standards and pronouncements, and unaudited information for 2004 and 2003 restated onto an IFRS basis, is given on pages 163 to 173.

4   Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2004	2003	2002

Average rates:
£/US$	1.83	1.64	1.50
£/Euro	1.47	1.45	1.59
£/Yen	197.00	191.00	188.00
Period end rates:
£/US$	1.92	1.79	1.61
£/Euro	1.41	1.42	1.54
£/Yen	197.00	192.00	192.00

Back to Contents

100	GlaxoSmithKline Notes to the financial statements

5   Merger of Glaxo Wellcome and SmithKline Beecham

The combination of Glaxo Wellcome plc and SmithKline Beecham plc was treated as a merger at 27th December 2000 under UK GAAP. Under the merger relief provisions of the Companies Act 1985, the shares issued by GlaxoSmithKline plc to acquire Glaxo Wellcome and SmithKline Beecham were accounted for at par and no share premium arose; the shares acquired by GlaxoSmithKline in Glaxo Wellcome and SmithKline Beecham were similarly accounted for at the nominal value of the shares issued. In the consolidated Financial statements of GlaxoSmithKline, the results and net assets of Glaxo Wellcome and SmithKline Beecham were combined at their book amounts, subject to alignment adjustments.

6   Segment information

An analysis of turnover, profit before taxation, total assets and net assets by business and geographical sector, tangible fixed assets by geographical sector and turnover by location of customer are set out below. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). Assets by business sector in 2003 have been adjusted to ensure consistency with 2004. The geographical sectors reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector. There are no sales between business sectors.

The Group’s activities are organised on a global basis. The geographical sector figures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements.

Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion income of £65 million (2003 – £35 million, 2002 – £nil).

		2003	2002
	2004	(restated)	(restated)
Turnover by business sector	£m	£m	£m

Pharmaceuticals	17,146	18,181	17,995
Consumer Healthcare	3,213	3,260	3,217

External turnover	20,359	21,441	21,212

Statutory profit before tax by business sector

Pharmaceuticals	5,428	5,785	5,085
Consumer Healthcare	662	591	484

Operating profit	6,090	6,376	5,569

Share of profits of joint ventures and associated undertakings	95	93	75
Profit on disposal of interest in associate	138	–	–
(Loss)/profit on disposal of businesses	(1)	5	10
Product divestments	–	–	11
Net interest payable	(203)	(161)	(141)

Profit before taxation	6,119	6,313	5,524

Profit before taxation	6,119	6,313	5,524
Taxation	(1,701)	(1,729)	(1,464)
Minority interests	(114)	(94)	(110)
Preference share dividends	(2)	(12)	(20)

Statutory earnings	4,302	4,478	3,930

Total assets by business sector

Pharmaceuticals	18,875	17,384
Consumer Healthcare	3,703	3,816

Total assets	22,578	21,200

Net assets by business sector

Pharmaceuticals	3,698	3,316
Consumer Healthcare	2,504	2,488

Net assets	6,202	5,804

Back to Contents

Notes to the financial statements GlaxoSmithKline	101

6   Segment information continued

		2003	2002
	2004	(restated)	(restated)
Turnover by location of subsidiary undertaking	£m	£m	£m

USA	9,524	10,569	11,096
Europe	11,431	11,798	10,423
International	7,847	7,945	6,824

Turnover including inter-segment turnover	28,802	30,312	28,343

USA	(289)	(219)	(168)
Europe	(4,278)	(4,690)	(3,873)
International	(3,876)	(3,962)	(3,090)

Inter-segment turnover	(8,443)	(8,871)	(7,131)

USA	9,235	10,350	10,928
Europe	7,153	7,108	6,550
International	3,971	3,983	3,734

External turnover	20,359	21,441	21,212

Statutory profit before tax by location of subsidiary undertaking

USA	1,266	1,983	2,117
Europe	2,739	3,045	2,508
International	2,085	1,348	944

Operating profit	6,090	6,376	5,569

Share of profits of joint ventures and associated undertakings	95	93	75
Profit on disposal of interest in associate	138	–	–
Profit on disposal of businesses	(1)	5	10
Product divestments	–	–	11
Net interest payable	(203)	(161)	(141)

Profit before taxation	6,119	6,313	5,524

Profit before taxation	6,119	6,313	5,524
Taxation	(1,701)	(1,729)	(1,464)
Minority interests	(114)	(94)	(110)
Preference share dividends	(2)	(12)	(20)

Statutory earnings	4,302	4,478	3,930

Total assets by location of subsidiary undertaking

USA	4,351	4,385
Europe	11,374	10,362
International	2,874	2,998

Total operating assets	18,599	17,745
Cash at bank and liquid investments	3,979	3,455

Total assets	22,578	21,200

Net assets by location of subsidiary undertaking

USA	233	484
Europe	5,973	4,922
International	1,980	2,046

Net operating assets	8,186	7,452
Net debt	(1,984)	(1,648)

Net assets	6,202	5,804

Back to Contents

102	GlaxoSmithKline Notes to the financial statements

6   Segment information continued

					2004	2003

		Plant,
	Land and	equipment	Computer	Assets in
	buildings	and vehicles	software	construction	Total	Total
Tangible fixed assets by location of subsidiary undertaking	£m	£m	£m	£m	£m	£m

USA	662	399	40	157	1,258	1,295
Europe	1,591	2,023	159	500	4,273	4,184
International	503	357	11	69	940	962

Total	2,756	2,779	210	726	6,471	6,441

				2004	2003	2002
Turnover by location of customer				£m	£m	£m

USA				9,243	10,333	10,807
Europe				6,658	6,611	6,064
International				4,458	4,497	4,341

External turnover				20,359	21,441	21,212

UK segment
Information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Turnover by location of customer	1,461	1,404	1,366

Turnover including inter-segment turnover	4,467	4,678	4,945
Inter-segment turnover	(2,709)	(2,883)	(3,230)

Turnover by location of subsidiary	1,758	1,795	1,715

Operating profit	1,403	1,519	1,294

Total assets	7,578	7,145

Net operating assets	2,635	2,023

7   Merger items, restructuring costs and divested businesses

Manufacturing and other restructuring costs were incurred by GlaxoSmithKline during 2003 and 2002 in the implementation of previously announced plans for the restructuring of manufacturing and other activities.

Merger integration costs relate to the integration of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business. These costs include consultancy fees in respect of integration planning, severance costs, asset write-offs, costs related to the early vesting or lapse of performance conditions on share options and share incentive awards and costs of the programme to encourage staff to convert Glaxo Wellcome and SmithKline Beecham share options into GlaxoSmithKline share options. Integration costs were incurred in 2003 and 2002 relating to the integration of the Block Drug businesses. These costs include professional fees, severance costs and asset write-offs.

Product divestment income arising in 2002 related to the finalisation of the disposals of Famvir, Kytril and other products required in 2000 in order to obtain regulatory approval for the merger.

The disposal of businesses in 2003 and 2002 related to the finalisation of the disposals of Clinical Laboratories and Healthcare Services in 1999.

Back to Contents

Notes to the financial statements GlaxoSmithKline	103

7	Merger items, restructuring costs and divested businesses continued

				Disposal of
	Merger	Restructuring	Block Drug	subsidiaries	Total
2003	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(83)	–	–	(83)
Merger integration costs	(286)	–	–	–	(286)
Block Drug integration costs	–	–	(26)	–	(26)

Effect on operating profit	(286)	(83)	(26)	–	(395)
Profit on disposal of businesses	–	–	–	5	5

Effect on profit before tax	(286)	(83)	(26)	5	(390)

Effect on taxation – operating items					98
Effect on taxation – non-operating items					11

Effect on taxation					109

Effect on earnings					(281)

				Disposal of
	Merger	Restructuring	Block Drug	subsidiaries	Total
2002	£m	£m	£m	£m	£m

Manufacturing and other restructuring	–	(121)	–	–	(121)
Merger integration costs	(851)	–	–	–	(851)
Block Drug integration costs	–	–	(60)	–	(60)

Effect on operating profit	(851)	(121)	(60)	–	(1,032)
Product divestments	11	–	–	–	11
Profit on disposal of businesses	–	–	–	10	10

Effect on profit before tax	(840)	(121)	(60)	10	(1,011)

Effect on taxation – operating items					266
Effect on taxation – non-operating items					33

Effect on taxation					299

Effect on earnings					(712)

8	Other operating income/(expense)
	2004	2003	2002
	£m	£m	£m

Royalties and other income	96	75	75
Other operating expense	(296)	(436)	(209)

	(200)	(361)	(134)
Income from equity investments and other disposals	140	228	23

	(60)	(133)	(111)

Royalties and other income is principally a core of recurring income in the form of royalties from the out-licensing of intellectual property. Other operating expense includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals, anti-trust matters and claims with respect to sales, marketing and reimbursement. Income from equity investments and other disposals includes equity investment carrying value adjustments arising from stock market changes, product disposals and equity investment sales.

Back to Contents

104	GlaxoSmithKline Notes to the financial statements

9	Operating profit
			2003	2002
		2004	(restated)	(restated)
		£m	£m	£m

The following items have been charged in operating profit:
Employee costs (Note 35)		4,704	5,074	4,922
Advertising		599	615	688
Distribution costs		271	284	281
Depreciation of tangible fixed assets:
Owned assets		780	771	760
Leased assets		5	2	4
Amortisation of goodwill		12	13	12
Amortisation of intangible fixed assets		94	74	60
Exchange losses on foreign currency deposits/loans		–	(1)	–
Operating lease rentals:
Plant		56	90	50
Land and buildings		63	62	61
Audit fees		7.2	6.9	6.1
Fees to auditors for other work:
Auditors’ UK firm		2.6	1.7	5.2
Auditors’ overseas firms		4.7	5.9	9.6

Analysis of fees to auditors for other work:
Further assurance (audit-related) services		3.4	2.6	1.8
Tax services		3.0	4.6	4.9
Merger of Glaxo Wellcome and SmithKline Beecham		–	–	6.0
Other services		0.9	0.4	2.1

Included within audit fees above is a fee of £10,000 (2003 – £10,000, 2002 – £10,000) relating to the company audit of GlaxoSmithKline plc. Included in further assurance services in 2004 and 2003 are amounts related to the Group’s preparation for the adoption of International Financial Reporting Standards and preparation for section 404 of the Sarbanes-Oxley Act 2002. Tax services relates to fees paid for corporate tax compliance, tax planning and advice. Other services include human resources advisory, compliance and treasury related services. Included within fees to auditors for other work in 2002 is £6.0 million paid to the auditor’s management consulting practice, which was sold by them in 2002.

In 2004 and 2003, the Group applied discounting to certain long-term assets and liabilities, using risk-free rates of return.

10	Joint ventures and associated undertakings
		2004	2003	2002
		£m	£m	£m

Associated undertakings:
Share of profits of Quest Diagnostics Inc.		100	102	94
Share of losses of other associated undertakings		(1)	(3)	–
Amortisation of goodwill		(5)	(6)	(6)

		94	93	88
Share of profits/(losses) of joint ventures		1	–	(13)

		95	93	75

Share of turnover of joint ventures		31	31	29
Sales to joint ventures and associated undertakings		50	51	49

Back to Contents

Notes to the financial statements GlaxoSmithKline	105

11	Net interest payable
		2004	2003	2002
		£m	£m	£m

Interest payable
On bank loans and overdrafts		(6)	(6)	(6)
On other loans		(273)	(186)	(198)
In respect of finance leases		(2)	(2)	(2)
Realised losses		(1)	–	–
Unwinding of discount on provisions		(16)	(20)	–

		(298)	(214)	(206)
Share of interest payable of associate		(7)	(8)	(8)

		(305)	(222)	(214)

Investment income
Interest income		99	58	71
Realised gains		–	–	2
Unwinding of discount on assets		3	3	–

		102	61	73

		(203)	(161)	(141)

12	Taxation
			2003	2002
		2004	(restated)	(restated)
Taxation charge based on profits for the period		£m	£m	£m

UK corporation tax at the UK statutory rate		429	673	479
Less double taxation relief		(156)	(290)	(117)

		273	383	362
Overseas taxation		1,394	1,578	1,036
Deferred taxation		(6)	(272)	32

		1,661	1,689	1,430
Share of taxation charge of associates		40	40	34

		1,701	1,729	1,464

			2003	2002
		2004	(restated)	(restated)
Reconciliation of the current taxation rate on Group profits		%	%	%

UK statutory rate of taxation		30.0	30.0	30.0
Overseas taxes		1.2	0.1	0.1

Average Group tax rate		31.2	30.1	30.1
Effect of special tax status in manufacturing locations		(3.6)	(3.9)	(3.9)
Share option deductions		(0.2)	(0.1)	(0.2)
Merger and restructuring costs		–	(0.1)	0.7
R&D credits		(1.5)	(1.1)	(1.2)
Other permanent differences		2.1	1.1	(0.8)
Capital allowances in excess of depreciation		0.3	(0.3)	(0.5)
Intra-Group profit		0.3	(0.1)	1.3
Reversing timing differences on tax losses		(1.6)	–	–
Other timing differences		(0.7)	4.0	2.2
Prior year items		1.0	1.5	(2.4)

Current tax rate on ordinary activities		27.3	31.1	25.3
Capital allowances in excess of depreciation		(0.3)	0.3	0.5
Intra-Group profit		(0.3)	0.1	(1.3)
Reversing timing differences on tax losses		1.6	–	–
Other timing differences		0.7	(4.0)	(2.2)
Share of taxation charge of associates		0.6	0.6	0.6
Prior year items		(1.8)	(0.6)	3.6
UITF 17 restatement		–	(0.1)	–

Tax rate on ordinary activities		27.8	27.4	26.5

The Group operates in countries where the tax rate differs from the UK tax rate. The average Group tax rate has been determined by aggregating the local standard tax rates and weighting these in proportion to accounting profits. Profits arising from manufacturing operations in Singapore, Puerto Rico and Ireland are taxed at reduced rates. The effect of this reduction in the taxation charge increased earnings per share by 3.8p in 2004, 4.2p in 2003 and 3.7p in 2002.

Back to Contents

106	GlaxoSmithKline Notes to the financial statements

12     Taxation continued

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and UK Inland Revenue have made competing and contradictory claims.

GlaxoSmithKline has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries and discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion. On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional taxes of $1.9 billion. If the IRS claims for the years 1989-2000 were upheld, the Group would additionally be liable for interest on late payment, estimated to amount to $3.0 billion net of federal tax relief at 31st December 2004, giving a total of $7.6 billion for the years 1989-2000. The Group expects to file a petition against the tax claims for 1997-2000 in April 2005, including a further claim for refund of taxes, and will ask the Tax Court to consolidate the IRS claims for all the years 1989-2000 into a single trial. A provisional trial date for the 1989-1996 claims has been set for October 2006. As similar tax issues remain open for 2001 to date, GlaxoSmithKline expects to receive further substantial claims by the IRS for these years. GlaxoSmithKline continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in this Annual Report, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2004 is required in such a way that incremental tax will arise.

At 31st December 2004, the Group had income tax losses of approximately £385 million (2003 – £225 million) and capital losses estimated to be in excess of £10 billion (2003 – in excess of £10 billion) on which the related deferred tax assets are not recognised because there is insufficient evidence that these losses will be used.

Tax balances	Current	Deferred	Deferred
	tax creditor	tax debtor	tax provision
	£m	£m	£m

At 1st January 2004	(1,458)	1,441	(618)
Exchange adjustments	67	(52)	–
Charge to profit and loss account	(1,667)	148	(142)
Cash paid	1,583	–	–
Other movements	(123)	–	50

At 31st December 2004	(1,598)	1,537	(710)

Deferred taxation asset/(liability)		2003
	2004	(restated)
	£m	£m

Accelerated capital allowances	(664)	(689)
Stock valuation adjustment	(51)	(52)
Intra-Group profit	594	485
Product and business disposals	(31)	(59)
Pensions and other post-retirement benefits	38	113
Tax losses	20	94
Legal and other disputes	157	167
Merger integration and manufacturing restructuring	89	157
Other net timing differences	675	607

	827	823

Deferred taxation provided on stock valuation adjustments, intra-Group profit and other timing differences shown above are current. All deferred taxation movements arise from the origination and reversal of timing differences. Other net timing differences include accrued expenses and other provisions.

Back to Contents

Notes to the financial statements GlaxoSmithKline	107

13	Earnings per share
		2003	2002
	2004	(restated)	(restated)
	p	p	p

Basic earnings per share	75.0	77.1	66.5
Adjustment for merger items, restructuring costs and disposal of subsidiaries:
Merger integration and transaction costs	–	3.8	10.8
Restructuring costs	–	1.0	1.5
Block Drug integration costs	–	0.3	0.7
Disposal of businesses	–	(0.2)	(0.9)

Adjusted earnings per share	75.0	82.0	78.6

Diluted earnings per share	74.8	76.9	66.3

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The numbers used in calculating basic and diluted earnings per share are reconciled below.

Adjusted earnings per share is calculated using business performance earnings. During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses, as management believed that exclusion of these items provided a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

Net profit for the period attributable to shareholders	£m	£m	£m

Earnings – basic and diluted	4,302	4,478	3,930
Adjustments for merger items, restructuring costs and disposal of subsidiaries	–	281	712

Adjusted earnings	4,302	4,759	4,642

Weighted average number of shares in issue	millions	millions	millions

Basic and adjusted	5,736	5,806	5,912
Dilution for share options	12	18	22

Diluted	5,748	5,824	5,934

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

14 Dividends	2004	2003	2002
	£m	£m	£m

First interim	575	524	535
Second interim	573	522	530
Third interim	571	520	527
Fourth interim	683	808	754

	2,402	2,374	2,346

Dividends per share	2004	2003	2002
	p	p	p

First interim	10	9	9
Second interim	10	9	9
Third interim	10	9	9
Fourth interim	12	14	13

	42	41	40

Back to Contents

108	GlaxoSmithKline Notes to the financial statements

15 Goodwill	Total
£m

Cost at 1st January 2004	195
Exchange adjustments	13
Asset written off	(2)

Cost at 31st December 2004	206

Amortisation at 1st January 2004	(52)
Exchange adjustments	(4)
Provision for the year	(12)
Asset written off	1

Amortisation at 31st December 2004	(67)

Net book value at 1st January 2004	143

Net book value at 31st December 2004	139

16 Other intangible assets	Licences,
	patents, etc.	Brands	Total
	£m	£m	£m

Cost at 1st January 2004	838	1,169	2,007
Exchange adjustments	(24)	(25)	(49)
Additions	462	–	462
Disposals	(1)	(1)	(2)
Assets written off	(19)	–	(19)

Cost at 31st December 2004	1,256	1,143	2,399

Amortisation at 1st January 2004	(229)	–	(229)
Exchange adjustments	7	–	7
Provision for the year	(94)	–	(94)
Disposals	1	–	1
Assets written off	1	–	1

Amortisation at 31st December 2004	(314)	–	(314)

Impairment at 1st January 2004	(58)	(23)	(81)
Exchange adjustments	1	1	2
Impairment loss	(4)	–	(4)
Disposals	–	1	1

Impairment at 31st December 2004	(61)	(21)	(82)

Total amortisation and impairment at 31st December 2004	(375)	(21)	(396)

Net book value at 1st January 2004	551	1,146	1,697

Net book value at 31st December 2004	881	1,122	2,003

The additions to licences and patents in the year relate to the purchases of Fraxiparine and Arixtra product rights from Sanofi-Synthelabo, the OTC marketing rights for orlistat from Roche and various other compound rights (see Note 26).

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

Back to Contents

Notes to the financial statements GlaxoSmithKline	109

17 Tangible fixed assets		Plant,
	Land and	equipment	Computer	Assets in
	buildings	and vehicles	software	construction	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2004	3,999	7,206	431	768	12,404
Exchange adjustments	(78)	(91)	(6)	(3)	(178)
Additions	91	363	8	531	993
Disposals	(61)	(270)	(13)	(6)	(350)
Reclassifications	113	291	133	(537)	–

Cost at 31st December 2004	4,064	7,499	553	753	12,869

Depreciation at 1st January 2004	(1,112)	(4,276)	(239)	–	(5,627)
Exchange adjustments	25	63	4	–	92
Provision for the year	(122)	(569)	(94)	–	(785)
Disposals	29	215	12	–	256
Reclassifications	8	(6)	(2)	–	–

Depreciation at 31st December 2004	(1,172)	(4,573)	(319)	–	(6,064)

Impairment at 1st January 2004	(129)	(157)	(22)	(28)	(336)
Exchange adjustments	4	2	–	–	6
Impairment loss	(17)	(9)	(2)	–	(28)
Disposals	6	17	–	1	24

Impairment at 31st December 2004	(136)	(147)	(24)	(27)	(334)

Total depreciation and impairment at 31st December 2004	(1,308)	(4,720)	(343)	(27)	(6,398)

Net book value at 1st January 2004	2,758	2,773	170	740	6,441

Net book value at 31st December 2004	2,756	2,779	210	726	6,471

The net book value at 31st December 2004 of the Group’s land and buildings comprises freehold properties £2,557 million (at 1st January 2004 – £2,532 million), properties with leases of 50 years or more £143 million (at 1st January 2004 – £182 million) and properties with leases of less than 50 years £56 million (at 1st January 2004 – £44 million). Included in plant, equipment and vehicles at 31st December 2004 are leased assets with a cost of £93 million (at 1st January 2004 – £3 million), accumulated depreciation of £25 million (at 1st January 2004 – £2 million) and a net book value of £68 million (at 1st January 2004 – £1 million).

The impairment loss principally arises from decisions to rationalise facilities and is calculated based on either net realisable value or value in use, typically using a discount rate of eight per cent.

18 Fixed asset investments	Joint	Associated	Equity
	ventures	undertakings	investments	Total
	£m	£m	£m	£m

At 1st January 2004	13	183	98	294
Exchange adjustments	–	(14)	(5)	(19)
Additions	–	2	84	86
Impairment	–	–	(20)	(20)
Transfers	–	(1)	(4)	(5)
Disposals	–	(31)	(8)	(39)
Retained profit for the year	(1)	41	–	40
Goodwill amortisation	–	(5)	–	(5)

At 31st December 2004	12	175	145	332

Investments in joint ventures comprise £14 million share of gross assets (2003 – £15 million) and £2 million share of gross liabilities (2003 – £2 million).

The principal associated undertaking is Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment has a book value at 31st December 2004 of £153 million (2003 – £158 million) and a market value of £908 million (2003 – £904 million). At 31st December 2004, the Group owned 18.6 per cent of Quest (2003 – 21 per cent). The book value includes goodwill which is being amortised over 20 years; the amortisation charge for 2004 was £5 million (2003 – £6 million). The goodwill at 31st December 2004 amounts to £61 million (2003 – £85 million). Goodwill of £80 million which relates to the continuing Group interest in Clinical Laboratories assets attributed to Quest, remains eliminated against Group reserves. Equity investments comprise listed investments of £91 million (2003 – £7 million) and unlisted investments of £54 million (2003 – £91 million). The market value of listed investments at 31st December 2004 was £98 million (2003 – £9 million).

Back to Contents

110	GlaxoSmithKline Notes to the financial statements

19 Equity investments	Total
£m

At 1st January 2004	164
Exchange adjustments	(6)
Additions	19
Impairments	(5)
Transfers	5
Disposals	(24)

At 31st December 2004	153

Equity investments include listed investments of £127 million (2003 – £111 million). The market value of listed investments was £172 million (2003 – £184 million).

20 Stocks	2004	2003
	£m	£m

Raw materials and consumables	629	636
Work in progress	644	474
Finished goods	919	999

	2,192	2,109

21 Debtors	2004	2003
	£m	£m

Amounts due within one year
Trade debtors	3,786	3,715
Other debtors	374	532
Prepaid pension contributions	733	440
Other prepayments and accrued income	282	247

Amounts due after one year
Other debtors	596	512
Prepayments and accrued income	1	10
Deferred taxation (Note 12)	1,537	1,441

	7,309	6,897

Debtors include trading balances of £7 million (2003 – £1 million) due from joint ventures and associated undertakings. Other debtors due after one year include insurance recovery receivables which have been discounted using a risk-free rate of return.

22 Other creditors		2003
	2004	(restated)
	£m	£m

Amounts due within one year
Trade creditors	707	686
Taxation (Note 12)	1,598	1,458
Social security	114	108
Other creditors	351	313
Accruals and deferred income	3,110	3,121
Dividends payable	1,260	1,333

	7,140	7,019

Amounts due after one year
Other creditors	178	130
Accruals and deferred income	66	102

	244	232

Accruals include obligations for wages and salaries of £639 million (2003 – £689 million).

Back to Contents

Notes to the financial statements GlaxoSmithKline	111

23 Provisions for
liabilities and charges	Pensions and other			Legal
	post-retirement	Manufacturing	Merger	and other	Deferred	Other
	benefits	restructuring	integration	disputes	taxation	provisions	Total
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2004	807	99	305	1,007	618	206	3,042
Exchange adjustments	(40)	(2)	(5)	(59)	–	(4)	(110)
Charge for the year	145	(25)	–	660	142	24	946
Unwinding of discount	–	–	4	11	–	1	16
Applied	(208)	(25)	(80)	(545)	–	(122)	(980)
Reclassifications and other movements	81	(1)	–	–	(50)	85	115

At 31st December 2004	785	46	224	1,074	710	190	3,029

During 2004, the Group made special cash contributions totalling £256 million (2003 – £368 million) into the UK and US pension schemes. The contribution relating to the US pension scheme is included within the amounts applied to the provision above; the contributions relating to the UK pension scheme have increased the pension prepayment amount shown under debtors in Note 21.

The Group has recognised costs in previous years in respect of plans for manufacturing the other restructuring initiated in 1998, 1999 and in 2001 following the merger of Glaxo Wellcome and SmithKline Beecham and the acquisition of Block Drug. These plans are largely completed. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will cease, are expected to be incurred mainly in 2005 and 2006. Costs of asset write-downs have been recognised as impairments of fixed assets.

The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised as a provision in respect of identified severances are expected to be incurred in 2005 and in respect of the programme to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options when employees exercise these options up to 2010. This latter provision was discounted by £21 million in 2004 (2003 – £28 million) using risk-free rates of return.

GlaxoSmithKline is involved in a number of legal and other disputes, including notification of possible claims. Provisions for legal and other disputes include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. These provisions were discounted by £11 million in 2004 (2003 – £25 million) using risk-free rates of return. GlaxoSmithKline has undertaken a review of its product liability claims and assessed that a number of products now have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.

For a discussion of legal issues, refer to Note 30, ‘Legal proceedings’.

24 Contingent liabilities

At 31st December 2004 contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £207 million (2003 – £236 million). For a discussion of tax issues, refer to Note 12, ‘Taxation’ and of legal issues, refer to Note 30, ‘Legal proceedings’.

Back to Contents

112	GlaxoSmithKline Notes to the financial statements

25   Net debt

	2004	2003
	£m	£m

Liquid investments	2,818	2,493
Cash at bank	1,161	962

	3,979	3,455

Loans and overdrafts due within one year:
7.375 per cent US$ US Medium Term Note 2005	(52)	–
8.75 per cent sterling Euro Bond 2005	(500)	–
Floating rate US$ European Medium Term Notes	–	(277)
2.0 per cent CHF Bond 2004	–	(106)
Commercial paper	(830)	(836)
Bank loans and overdrafts	(163)	(230)
Other loans	(2)	(2)
Obligations under finance leases	(35)	(1)

	(1,582)	(1,452)

Loans due after one year:
7.375 per cent US$ Medium Term Note 2005	–	(56)
8.75 per cent sterling Euro Bond 2005	–	(499)
6.125 per cent US$ Notes 2006	(260)	(279)
2.375 per cent US$ US Medium Term Note 2007	(260)	–
3.375 per cent euro European Medium Term Note 2008	(705)	(699)
4.875 per cent sterling European Medium Term Note 2008	(498)	(498)
3.25 per cent euro European Medium Term Note 2009	(348)	(357)
4.375 per cent US$ US Medium Term Note 2014	(772)	–
5.25 per cent sterling European Medium Term Note 2033	(975)	(974)
5.375 per cent US$ US Medium Term Note 2034	(258)	–
Loan Stock	(12)	(13)
Bank loans	(4)	(4)
Other loans and private financing	(231)	(260)
Obligations under finance leases	(58)	(12)

	(4,381)	(3,651)

Net debt	(1,984)	(1,648)

At the balance sheet date the Group’s liquid investments had an aggregate market value of £2,820 million (2003 – £2,509 million). Liquid investments include redeemable preference shares, which are fully collateralised with highly rated bonds, of £1 billion (2003 – £1 billion).

Loans and overdrafts due within one year
Commercial paper comprises a US$10 billion programme, of which $1,593 million (£830 million) was in issue at 31st December 2004 (2003 – $1,497 million (£836 million)), backed up by committed facilities of 364 days duration of $900 million (£469 million) (2003 – $1,404 million (£784 million)) renewable annually, and liquid investments as shown in the table above.

The weighted average interest rate on commercial paper borrowings at 31st December 2004 was 2.35 per cent (2003 – 1.1 per cent).

The weighted average interest rate on bank loans and overdrafts due within one year at 31st December 2004 was 3.0 per cent.

Loans due after one year
In 2004, three bonds were issued under the US Medium Term Note programme; a US$500 million, 2.375 per cent coupon bond, a US$1.5 billion, 4.375 per cent coupon bond, a US$500 million, 5.375 per cent coupon bond.

Loans due after one year are repayable over various periods as follows:

	2004	2003
	£m	£m

Between one and two years	289	562
Between two and three years	279	281
Between three and four years	1,210	2
Between four and five years	352	1,199
After five years	2,251	1,607

	4,381	3,651

The loans repayable after five years carry interest at effective rates between 4.4 per cent and 5.4 per cent. The repayment dates range from 2010 to 2034.

Back to Contents

Notes to the financial statements GlaxoSmithKline	113

25   Net debt continued

Secured loans
Loans amounting to £11 million (2003 – £13 million) are secured by charges on fixed and current assets.

	2004	2003
Finance lease obligations	£m	£m

Rental payments due within one year	36	1
Rental payments due between one and two years	28	2
Rental payments due between two and three years	17	1
Rental payments due between three and four years	5	1
Rental payments due between four and five years	3	2
Rental payments due after five years	7	6

Total future rental payments	96	13
Future finance charges	(3)	–

Total finance lease obligations	93	13

Financial instruments
Further information is given in Note 34.

26   Commitments

	2004	2003
Capital commitments	£m	£m

Contracted for but not provided in the financial statements:
Intangible fixed assets	1,256	1,412
Tangible fixed assets	235	171

	1,491	1,583

A number of commitments were made in 2004 under licensing and other agreements, principally with Theravance Inc., Exelixis Inc., Tanabe Seiyaku Co. Ltd., and Human Genome Sciences, Inc.

The Group also has other commitments of £85 million (2003 – £144 million) relating to revenue payments to be made under licences and other alliances, principally to Exelixis Inc.

	2004	2003
Commitments under operating leases to pay rentals for the next year	£m	£m

Operating leases on land and buildings which expire:
In one year or less	4	6
Between one and five years	16	19
After five years	30	35

	50	60

Operating leases on plant, equipment and vehicles which expire:
In one year or less	10	8
Between one and five years	23	50
After five years	–	2

	33	60

Commitments under operating leases to pay rentals in future years

2005	83	94
2006	73	78
2007	54	54
2008	42	43
2009	36	36
2010 and thereafter	119	122

	407	427

Back to Contents

114	GlaxoSmithKline Notes to the financial statements

	Ordinary Shares of 25p each		Share premium account £m

27 Share capital and share premium account	Number	£m

Share capital authorised
At 31st December 2002	10,000,000,000	2,500
At 31st December 2003	10,000,000,000	2,500
At 31st December 2004	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2002	6,172,965,989	1,543	170
Share capital issued under share option schemes	7,049,394	2	54
Share capital purchased and cancelled	(155,749,038)	(39)	–

At 31st December 2002	6,024,266,345	1,506	224
Share capital issued under share option schemes	6,041,283	1	40
Share capital purchased and cancelled	(80,844,000)	(20)	–

At 31st December 2003	5,949,463,628	1,487	264
Share capital issued under share option schemes	6,300,203	2	40
Share capital purchased and cancelled	(18,075,000)	(5)	–

At 31st December 2004	5,937,688,831	1,484	304

	31st December 2004	31st December 2003	31st December 2002

Number (‘000) of shares issuable under outstanding options (Note 36)	276,954	259,990	217,953

Number (‘000) of unissued shares not under option	3,785,358	3,790,546	3,757,781

At 31st December 2004, of the issued share capital, 174,527,097 shares were held in the ESOP Trust, 69,948,000 shares were held in Treasury and 5,693,213,734 shares were in free issue.

In October 2002, GlaxoSmithKline commenced a new £4 billion share buy-back programme. This followed the completion of the £4 billion buy-back programme announced in 2001. A total of £2.2 billion has been spent on the new share buy-back programme, of which £1 billion was spent in 2004. The exact amount and timing of future purchases, and whether some repurchased shares will be held as Treasury shares or be cancelled, will be determined by the company and is dependent on market conditions and other factors. No shares were purchased in the period 1st January 2005 to 10th February 2005. In the period 11th February 2005 to 25th February 2005 a further 5.55 million shares have been purchased at a cost of £70 million. All purchases were through the publicly announced buy-back programme.

The table below sets out the monthly purchases under the current share buy-back programme:

		Average share price excluding
	Number of shares	commisson and stamp duty
Month	(000)	£

January 2004	Nil	–
February 2004	4,950	11.09
March 2004	20,545	10.81
April 2004	1,010	11.85
May 2004	7,832	11.73
June 2004	10,156	11.43
July 2004	1,800	11.06
August 2004	11,850	10.88
September 2004	8,485	11.72
October 2004	Nil	–
November 2004	10,305	11.60
December 2004	11,090	11.64

Total	88,023	11.29

For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 177.

28   Non-equity minority interests

At 1st January 2004 SmithKline Beecham Holdings Corporation (SBH Corp), a subsidiary incorporated in Delaware, USA, had in issue $500 million of Flexible Auction Market Preferred Stock (Flex AMPS), comprising 5,000 shares of $100,000 each, issued in six series. SBH Corp also had in issue $400 million of Auction Rate Preference Stock (ARPS), comprising 4,000 shares of $100,000 each issued in five series. The ARPS and the Flex AMPS together constituted the preference shares, which represented the non-equity minority interests. These were redeemed in March and April 2004.

Back to Contents

Notes to the financial statements GlaxoSmithKline	115

29 Reserves

	Other	Profit and
	reserves	loss account	Total
	(restated)	(restated)	(restated)
	£m	£m	£m

At 31st December 2001 as previously reported	1,866	3,811	5,677
Prior year adjustment – implementation of UITF 17 (revised) and UITF 38	(2,970)	63	(2,907)

At 31st December 2001 as restated	(1,104)	3,874	2,770
Exchange movements	–	(82)	(82)
UK tax on exchange movements	–	(65)	(65)
Ordinary shares purchased and cancelled	39	(2,220)	(2,181)
Investment in ESOP shares	144	(67)	77
Profit attributable to shareholders	–	3,930	3,930
Dividends	–	(2,346)	(2,346)
Unrealised profit on disposal of intellectual property	–	7	7

At 31st December 2002	(921)	3,031	2,110
Exchange movements	–	113	113
Tax on exchange movements and unrealised profits	–	(92)	(92)
Ordinary shares purchased and cancelled	20	(980)	(960)
Investment in ESOP shares	97	(64)	33
Profit attributable to shareholders	–	4,478	4,478
Dividends	–	(2,374)	(2,374)
Unrealised profit on disposal of intellectual property	–	7	7
Revaluation of goodwill due to exchange	_	(7)	(7)

At 31st December 2003	(804)	4,112	3,308
Goodwill written back	–	20	20
Exchange movements	–	(54)	(54)
Tax on exchange movements and unrealised profits	–	(73)	(73)
Ordinary shares purchased and cancelled	5	(201)	(196)
Ordinary shares purchased and held as Treasury shares	–	(799)	(799)
Investment in ESOP shares	155	(129)	26
Profit attributable to shareholders	–	4,302	4,302
Dividends	–	(2,402)	(2,402)
Unrealised loss on disposal of intellectual property	–	(1)	(1)
Revaluation of goodwill due to exchange	–	6	6

At 31st December 2004	(644)	4,781	4,137

Goodwill arising on acquisitions before 1st January 1998 which has been written off against profit and loss account reserves amounts to £6,180 million, including goodwill of £4,840 million previously held as a goodwill reserve which was offset against profit and loss account reserves in 2000. The goodwill written back in 2004 relates to the disposal of part of the Group’s holding in Quest Diagnostics Inc. and the disposal of the Group’s holding in GlaxoSmithKline Pharmaceuticals (Chongqing) Limited. Goodwill denominated in local currencies which is subject to revaluation amounted to £294 million at 31st December 2004. Goodwill on acquisitions after 1st January 1998 has been capitalised, in accordance with the accounting policy set out in Note 2.

Exchange movements taken to reserves in 2004 include losses of £86 million (2003 – losses £27 million, 2002 – losses £1,179 million) on foreign currency loans less deposits, gains of £38 million (2003 – gains £133 million, 2002 – gains £1,097 million) on the retranslation of net assets and £6 million (2003 – £7 million, 2002 – £nil) on goodwill eliminated against reserves. The tax on exchange movements and unrealised profits in 2004 of £73 million (2003 – £92 million, 2002 – £65 million) relates to the taxable element of the foreign currency loans less deposits and unrealised profits taken to reserves.

Exchange adjustments debited to reserves cumulatively amount to £1,291 million (2003 – £1,243 million, 2002 – £1,356 million).

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2004 (2003 – £1,561 million; 2002 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £81 million at 31st December 2004 (2003 – £76 million, 2002 – £56 million). Following the implementation of UITF 38, investments in own shares held by the ESOP Trusts amounting to £2,574 million at 31st December 2004 (2003 – £2,729 million, 2002 – £2,826 million) are now shown as a deduction from other reserves.

Total reserves amounted to £4,137 million at 31st December 2004 (2003 – £3,308 million, 2002 – £2,110 million), of which £8,303 million (2003 – £8,981 million; 2002 – £10,879 million) relates to the company and £97 million (2003 – £86 million, 2002 – £76 million) relates to joint ventures and associated undertakings.

The profit of GlaxoSmithKline plc for the year was £2,719 million (2003 – £1,436 million, 2002 – £10,598 million), which after dividends of £2,402 million (2003 – £2,374 million, 2002 – £2,352 million), gave a retained profit of £317 million (2003 – loss £938 million, 2002 – profit £8,246 million). After the cost of shares purchased and cancelled of £201 million (2003 – £980 million, 2002 – £2,220 million), shares purchased and held as Treasury shares of £799 million (2003 – £nil, 2002 – £nil) and an unrealised profit on capital reduction by subsidiary of £nil (2003 – £nil, 2002 – £4,096 million), the profit and loss account reserve at 31st December 2004 stood at £8,222 million (2003 – £8,905 million, 2002 – £10,823 million), of which £4,096 million is unrealised (2003 – £4,096 million, 2002 – £4,096 million).

Back to Contents

116	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Notes 2 and 23. The Group may make additional significant provisions for such legal proceedings, as required in the event of further developments in these matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence may occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the Group’s patents on various products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions related to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products, anti-trust and pricing matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute. In 2004 the Group established an actuarially determined provision for product liability claims incurred but not yet reported as described in Note 23. At 31st December 2004 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ in Note 12) was just over £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The most significant of those matters are described below.

Intellectual property
USA

Paxil
In the USA a number of distributors of generic drugs filed applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2006 of the Group’s patent on paroxetine hydrochloride hemihydrate. Apotex launched its generic version of Paxil in September 2003. Other distributors sought to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. In response the Group filed actions against all those distributors for infringement of various of the Group’s patents on the basis that the generic anhydrate and other versions infringe because they contain and/or convert to the hemihydrate form and/or infringe other Group patents.

In July 1998, GlaxoSmithKline filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent for paroxetine hydrochloride hemihydrate. Apotex had filed an Abbreviated New Drug Application (ANDA) with the US Food and Drug Administration (FDA) seeking approval to introduce a generic form of Paxil. Following a trial in February 2003 the judge ruled GlaxoSmithKline’s patent valid but not infringed by Apotex’s product. On the Group’s appeal of the ruling of non-infringement, the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on patent matters, ruled that the Group’s patent was infringed but invalid based upon ‘public use’ in clinical trials prior to the filing date in the USA. The Group filed a petition to the CAFC for rehearing of its appeal by the full court but as of the date of this report no decision on that petition has yet been announced.

In June 1999, GlaxoSmithKline filed an action against Geneva Pharmaceuticals, a subsidiary of Novartis Pharmaceuticals, in the US District Court for the Eastern District of Pennsylvania for infringement of the Group’s patents for paroxetine hydrochloride following notice of Geneva’s ANDA filing. That case has been consolidated with similar infringement actions against other generic companies that subsequently filed ANDAs. Additional infringement actions have been brought based on patents issued subsequent to the original filing against Apotex in the Northern District of Illinois. The Group also filed an action against Apotex relating to those new patents in the Eastern District of Pennsylvania. In December 2002 the judge granted in part and denied in part summary judgement motions filed by Apotex with the result that issues of validity and infringement of three of the four new patents remain for trial. The Group has petitioned the District Court to permit an interim appeal to the CAFC of summary rulings that one of the four new patents and certain claims of the other three are invalid. In June 2003 the Group requested the FDA to remove three patents related to Paxil from the register of pharmaceutical patents maintained by the FDA (the Orange Book). The delisting did not affect the validity of these patents or the related patent litigation. Following FDA approval of its ANDA, Apotex subsequently launched a generic version of Paxil in September 2003.

The Group continues to pursue patent infringement claims in litigation in the Eastern District of Pennsylvania against Apotex, Geneva, Alphapharm, Andrx, Teva Pharmaceuticals and Zenith, and bulk suppliers BASF and Sumika Fine Chemicals. Apotex, Alphapharm, BASF and Sumika have filed counterclaims in these actions alleging that the Group has violated anti-trust or unfair competition laws. In February 2003 the CAFC heard Apotex’s appeal from a decision by the US District Court for the District of Columbia denying Apotex’s request that the FDA be required to delist certain of the Group’s patents for Paxil from the Orange Book. In October 2003 the CAFC affirmed the district court decision and dismissed the case. Certain but not all of the claims and counterclaims with respect to Geneva, Alphapharm, BASF and Sumika have now been settled.

In March 2000, GlaxoSmithKline filed an action against Pentech Pharmaceuticals in the US District Court for the Northern District of Illinois for infringement of the Group’s patents for paroxetine hydrochloride. Pentech filed an ANDA for a capsule version of Paxil, asserting that its compound and presentation do not infringe the Group’s patents or that the patents are invalid.

Back to Contents

Notes to the financial statements GlaxoSmithKline	117

30 Legal proceedings continued

In April 2003, the Group reached a settlement with Pentech and Par Pharmaceuticals to which Pentech had granted rights under Pentech’s ANDA for paroxetine hydrochloride capsules.

The settlement allowed Par to distribute in Puerto Rico substitutable generic paroxetine hydrochloride immediate release tablets supplied and licensed from the Group for a royalty payable to the Group. Par became entitled to distribute the same product in the US market once Apotex’s generic version of Paxil became available there in September 2003. In the settlement Par and Pentech acknowledge that the GlaxoSmithKline patent covering the hemihydrate form of paroxetine hydrochloride is valid and enforceable and would be infringed by Pentech’s proposed capsule product. The Bureau of Competition of the US Federal Trade Commission reviewed the settlement. The review was voluntary and was conducted at the request of the Group, Par and Pentech. Pentech’s former supplier Asahi Glass Co. filed claims alleging that the settlement violated the anti-trust laws. Those claims have been dismissed by the court. Similar claims brought by Apotex and Sumika are pending in the US District Court for the Eastern District of Pennsylvania.

Zofran
In August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr Reddy’s Laboratories. Dr Reddy had certified invalidity of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expires in July 2005 and two method of use patents, the later of which expires in December 2006, in both instances taking into account the extension for paediatric exclusivity. In July 2003 the Group filed an action against Dr Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003 the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr Reddy disintegrating tablet case and the West-ward case were consolidated with the earlier Dr Reddy case. Prior to trial both Reddy-Cheminor and West-ward withdrew their challenges to the compound patent. The trial over infringement of the Group’s method of use and process patents was completed in June 2004 but as of the date of this report closing arguments have not been held and no decision has been announced.

In March 2002, the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial judge ruled in the Group’s favour, upholding the validity of the method of use patents. Teva appealed that decision to the CAFC and oral argument is expected in the third quarter of 2005. In September 2003, November 2003 and January 2004 the Group filed actions against Teva in the same court for infringement of the Group’s patents related to the injectable and orally disintegrating tablet presentations of Zofran. These cases were consolidated into the case now on appeal.

An earlier ondansetron case, involving orally disintegrating Zofran tablets, was commenced by the Group in January 2003 against Kali Laboratories in the US District Court for the District of New Jersey. Both Kali and the Group have subsequently filed motions for summary judgement.

In June 2003, the Group commenced an action in the US District Court for the District of New Jersey against the Faulding Pharmaceutical Company alleging infringement of the two method of use patents for ondansetron. Faulding did not challenge the compound patent. That case, as of the date of this report, has been stayed pending decisions in the Teva, Reddy and Kali cases.

In August 2004, the Group commenced an action in the US District Court for the District of New Jersey against Pliva alleging infringement of the Group’s patent for a reduced crystal size of ondansetron, which expires in March 2012 taking into account the extension for paediatric exclusivity. Pliva did not challenge the compound patent or the emesis use patents. The case is in its preliminary stages.

In January 2005, the Group commenced two additional actions, both in the US District Court for the District of New Jersey, for the same reduced crystal size patent against Kali and Apotex. In contrast to its previous ANDA for orally disintegrating tablets, Kali did not challenge the emesis use patents in its recent ANDA for oral tablets nor did it challenge the compound patent. Apotex did not challenge either compound or emesis use patents in connection with their ANDA.

Lamictal
In August 2002, the Group commenced an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc., alleging infringement of the Group’s compound patent for lamotrigine, the active ingredient in Lamictal oral tablets. That patent affords protection through January 2009 after giving effect to an expected grant of paediatric exclusivity by FDA. The defendant had filed an ANDA with the FDA with a certification of invalidity of the Group’s patent. The Hatch-Waxman stay on the FDA approval of that ANDA has expired. The trial in the Teva case concluded in January 2005. Following the trial the parties reached a settlement agreement subject to government review, pursuant to which the Group has granted Teva an exclusive royalty-bearing licence to distribute in the USA a generic version of lamotrigine chewable tablets on a date not later than June 2005 and the exclusive right to manufacture and sell Teva’s own generic version of lamotrigine tablets in the USA with an expected launch date in 2008.

Imitrex
In December 2003, the Group commenced an action in the US District Court for the Southern District of New York against Dr Reddy’s Laboratories, alleging infringement of one of two primary compound patents for sumatriptan, the active ingredient in Imitrex. The patent at issue affords protection through February 2009 after giving effect to a grant of paediatric exclusivity by the FDA. The defendant has filed an ANDA with the FDA with a certification of invalidity of that compound patent but did not certify invalidity or non-infringement of the second compound patent that expires in June 2007 after giving effect to paediatric exclusivity. The case is in its early stages. Six other generic companies have filed ANDAs for Imitrex but of those only Cobalt Pharmaceuticals has certified invalidity of the same compound patent at issue in the Dr. Reddy’s case. The Group has commenced an infringement action against Cobalt which has recently been transferred to the US District Court for the Southern District of New York. In February 2005, the Group commenced an action in the US District Court for the District of Delaware against Spectrum Pharmaceuticals, alleging infringement of the same compound patent at issue in the Dr. Reddy’s case. Spectrum filed its certification of invalidity or non-infringement of that patent as part of an ANDA filing for approval for sumatriptan injection. The case is in its early stages.

Back to Contents

118	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Valtrex
In May 2003, the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification of invalidity of the Group’s compound patent and non-infringement of two other patents expiring in 2016 that are listed in the Orange Book. FDA approval of that ANDA is stayed until the earlier of October 2005 or resolution of the patent infringement litigation. Discovery is underway in the case.

Avandia and Avandamet
In August 2003, the Group filed an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc. for infringement of the Group’s patent relating to the maleate salt form of rosiglitazone, the active ingredient in Avandia, which expires in 2015. In September 2003 the Group filed a comparable action in the same court against Dr Reddy’s Laboratories, alleging infringement of the same patent for the maleate salt form. Both Dr Reddy’s Laboratories and Teva filed ANDAs with the FDA with certifications of invalidity of the Group’s maleate salt patent. FDA approval of those ANDAs is stayed until the earlier of November 2006 or resolution of the respective patent infringement actions.

Teva subsequently filed an additional certification challenging the validity of the Group’s basic compound patent for rosiglitazone, and in January 2004 the Group commenced an action against Teva in the same court for infringement of that patent. The basic compound patent currently expires in 2008, although expiry is expected to be extended to 2012 after the US Patent and Trademark Office has granted patent term restoration.

In January 2005, the Group filed an action in the US District Court for the District of New Jersey against Teva for infringement of the same two patents. Teva had filed an ANDA with the FDA for a generic version of Avandamet with certifications of invalidity and non-infringement of those patents. FDA approval of that ANDA is stayed until the earlier of June 2007 or resolution of the patent infringement action but since Avandamet is protected by the same patents as Avandia, should the Avandia patents at issue be found invalid during the litigation with Teva or Dr. Reddy’s, that ruling would be dipositive for Avandamet as well.

Wellbutrin XL
In December 2004, Biovail commenced actions in the US District Court for the Central District of California against Anchen Pharmaceuticals and in the US District Court for the Southern District of Florida against Abrika Pharmaceuticals, in each case alleging infringement of Biovail formulation patents for Wellbutrin XL. Those patents expire in 2018. Each of Anchen and Abrika had filed an ANDA with the FDA with a certification of invalidity or non-infringement of the Biovail patents. FDA approval of each of those ANDAs is stayed until the earlier of May 2007 or resolution of the applicable patent infringement action. The Group is a party to the action as a licensee under those patents and owner of the New Drug Application for Wellbutrin XL. Both cases are in their early stages.

Advair
In September 2004, the Group applied to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. This followed an internal review which concluded that the language in the patent may not accurately describe all of the circumstances of the invention and may not claim the invention as precisely as it could. The objective of seeking re-issuance is to strengthen the protection afforded by the patent. It is expected that the administrative process with the USPTO will take one to two years. While the application for re-issue is pending, the patent remains in force and is listed in the Orange Book.

The Group holds other patents relating to Advair which are not affected by the re-issue application, including the compound patent related to the active ingredient salmeterol which affords protection through August 2008 (after giving effect to an expected grant of paediatric exclusivity by the FDA), various patents relating to the Diskus device which expire over a period from 2011 to 2016 and patents relating to the HFA formulation and related technology which expire over a period from 2015 to 2021.

Levitra
In October 2002, Pfizer Inc. filed an action against Bayer AG and GlaxoSmithKline in the US District Court for the District of Delaware, alleging that the manufacture and sale of Levitra (vardenafil) would infringe a patent newly issued to Pfizer and asking that Bayer and GlaxoSmithKline be permanently enjoined. In September 2003 the US Patent and Trademark Office initiated a re-examination of the Pfizer patent based on questions of patentability in light of prior art. The Pfizer action, including an additional suit filed in the same court following the launch of Levitra in the USA, was predicated on the validity of that patent and was stayed pending the outcome of the re-examination. In December 2004 the parties entered into an agreement to settle patent infringement and validity proceedings on a worldwide basis, including the US action.

Cervarix
In February 2005, Merck & Co. and the Group announced a cross licence and settlement agreement for certain patent rights related to human papillomavirus (HPV) vaccine. The Group will receive an upfront payment and royalties from Merck based upon sales of an HPV vaccine upon development and launch. The agreement resolves competing intellectual property claims related to the Merck and GlaxoSmithKline HPV vaccines, respectively.

UK and Europe

Seroxat
Following settlement in August 2004 of most of the Group’s patent litigation with Synthon BV, Synthon is free to market its paroxetine mesylate product in many markets globally where it has obtained marketing authorisations. Paroxetine mesylate is a different salt form of paroxetine than that used in the marketed form of Seroxat/Paxil. In certain markets patent litigation with Synthon is ongoing and Synthon is asserting counterclaims for unfair competition against the Group.

Back to Contents

Notes to the financial statements GlaxoSmithKline	119

30 Legal proceedings continued

Another generic version of Seroxat/Paxil’s active ingredient is paroxetine hydrochloride anhydrate. Generic products containing the anhydrate are now on the market in most European countries. Whilst some of these products are the subject of continuing litigation, most actions have now been settled and it is expected that more will be settled in the future. In the UK, litigation of several years standing between the Group and Apotex culminated in an Appeal Court decision that the Group’s anhydrate process patent was valid but not infringed. That decision is not subject to further appeal. As a result of the litigation, Apotex was enjoined from launching its product for about one year but it is now on the market. A damages enquiry relating to the injunction will take place in due course.

Product liability

Paxil
The Group has received lawsuits and claims filed on behalf of patients alleging that they have suffered symptoms on discontinuing treatment with Paxil (paroxetine). Separately, the Group has received lawsuits and claims that patients who had commenced Paxil treatment committed or attempted to commit suicide and/or acts of violence. There are also private consumer lawsuits alleging that the Group concealed and misrepresented data from paediatric clinical trials of Paxil.

The Group has received lawsuits filed in state and federal courts in the USA and Canada on behalf of thousands of plaintiffs, including 14 purported class actions, alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring. In 2003 a federal judge in the US District Court for the Central District of California denied class action certifications for a nationwide class and a California statewide class as to cases filed in federal court in that district. Subsequently, on petition from plaintiffs’ counsel all federal court cases have been transferred to that District Court for consolidation in Multidistrict Litigation (MDL). The first five cases are scheduled to start trial in the MDL court in May 2005. There has been no determination as to whether any of the other lawsuits pending in the MDL or in state courts will be permitted to proceed as class actions.

The Group has received a number of claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product. None of these are or purport to be class actions. In October 2004 the FDA announced that it would require a black box warning about suicidality and other strengthened warnings for selective serotonin reuptake inhibitor (SSRI) products, including Paxil, as a class.

Avandia
The Group has received lawsuits and claims filed in state and federal courts in the USA on behalf of numerous patients alleging that rosiglitazone (the active ingredient in Avandia) has caused congestive heart failure or liver damage. None of the cases purports to be a class action. Most of the cases are in their early stages although certain state court trials are scheduled to take place in 2005.

Phenylpropanolamine
Following a report from the Yale Haemorrhagic Stroke Project that found a suggestion of an association between first use of phenylpropanolamine (‘PPA’) decongestant and haemorrhagic stroke, the Group and most other manufacturers have voluntarily withdrawn consumer healthcare products in which PPA was an active ingredient. Since the PPA product withdrawal the Group has been named as a defendant in numerous personal injury and class action lawsuits filed in state and federal courts alleging personal injury or increased risk of injury from use of products containing PPA and unfair and deceptive business practices. Plaintiffs seek remedies including compensatory and punitive damages and refunds. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Washington. The judge responsible for those proceedings has denied class certification and struck all class allegations in the federal personal injury and consumer refund class actions. A limited number of cases in which the Group or other manufacturers are defendants are now reaching trial in state courts. Class certification has been denied in California state court and a Pennsylvania state court putative class action has been dismissed, leaving no putative class actions pending against the Group in this litigation.

Baycol
In August 2001, Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolosis. GlaxoSmithKline had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the licence holder and manufacturer of the product.

Following the withdrawal, Bayer and GlaxoSmithKline have been named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolosis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring. GlaxoSmithKline and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95 per cent of all settlements and compensatory damages judgements with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Minnesota. Numerous cases are scheduled for trial in state and federal courts during 2005. To date, a statewide medical monitoring class action against Bayer and GlaxoSmithKline has been certified in Pennsylvania, and another class action, in which GlaxoSmithKline was not named as a defendant, has been certified in Oklahoma. A substantial number of claims for death or serious injury have been settled.

Back to Contents

120	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Fen-Phen
In 1997, the FDA became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination with phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products from the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group is a defendant in thousands of lawsuits in various state and federal district courts in the USA. Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring and refunds for purchases of drugs. In 1997 the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently confirmed by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually and tens of thousands of plaintiffs have elected to do so. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

Thimerosal
GlaxoSmithKline, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in the manufacture of vaccines, causes neurodevelopmental disorders and other injuries, including autism. Three of the cases are purported class actions; there has been no determination as to whether any of those cases will be permitted to proceed as a class action. A number of purported class actions in other jurisdictions have been withdrawn or dismissed. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. Although many of the lawsuits are in their early stages, a number of cases are scheduled for trial in 2005.

Lotronex
Following the voluntary withdrawal of Lotronex in the USA in November 2000 a number of lawsuits have been filed against the Group in state and federal district courts, including individual personal injury actions and purported class actions asserting product liability and consumer fraud claims. Plaintiffs seek remedies including compensatory, punitive and statutory damages. The class previously certified in West Virginia has been decertified and the action has been dismissed. A large number of claims brought following the withdrawal have now been settled.

Government investigations
Marketing and promotion
In February 2004, GlaxoSmithKline received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products for the period from January 1997 to the present.

In particular the government has inquired about alleged promotion of these drugs for off-label uses as well as Group sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies, and related grants, fees, travel and entertainment. Although the original subpoena issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide. The Group is co-operating with the investigation which is in its early stages. The Group had earlier responded to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use.

Average wholesale price
GlaxoSmithKline has responded to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services, the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GlaxoSmithKline, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way ‘average wholesale price’ (AWP) was determined and reported for certain drugs and the way the Medicare and Medicaid programmes reimburse for those drugs.

Subsequently, several states through their respective attorneys general and several counties in New York state filed civil lawsuits in state and federal court against GlaxoSmithKline and several other drug companies. The actions claim, on behalf of the states as payers and on behalf of in-state patients as consumers, damages and restitution due to AWP based price reporting for an undefined set of pharmaceutical products covered by the states’ Medicaid programmes. In addition, private payer class action lawsuits have been filed against GlaxoSmithKline in several federal district and state courts. All the federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Massachusetts. The Group is one of five companies designated for ‘fast track’ discovery in that proceeding. A hearing on the private-payer plaintiffs’ motion for class certification took place in February 2005 but the judge has not yet ruled on that motion. All of the civil suits filed in state court by state attorneys general and a private payer class action case remanded to state court are in their early stages.

Nominal pricing
The Group has been advised by the US Department of Justice that they are investigating certain of the Group’s nominal pricing arrangements to determine whether those arrangements qualify under the nominal price exception to best price reporting requirements under the Medicaid Drug Rebate Programme or violate civil statutes or laws. The Group is cooperating in that investigation which is being conducted by the same government attorneys involved in the AWP investigation and has provided documents and information regarding nominal pricing arrangements for a number of the Group’s products.

Paxil/Seroxat
Following announcement of the New York State Attorney General’s office over the state’s lawsuit, subsequently settled in August 2004, alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purport to be class actions, have been filed in state and federal courts by private plaintiffs. All those cases are in their early stages.

Back to Contents

Notes to the financial statements GlaxoSmithKline	121

30 Legal proceedings continued

In the UK an investigation remains pending by the UK Medicines and Healthcare products Regulatory Agency (MHRA) to determine whether the Group has complied with its pharmacovigilance obligations in reporting of data from clinical trials for Seroxat/Paxil in children and adolescents.

Cidra, Puerto Rico manufacturing site
In October 2003 the FDA inspected the Group’s manufacturing facility in Cidra, Puerto Rico. The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. Following that inspection the FDA has issued two Forms 483 (‘observations’ of possible deficiencies in manufacturing practices) to the Group. The FDA carried out a further inspection in November 2004 and subsequently issued two further Forms 483. The FDA observations relate to certain aspects of production controls, process validation and laboratory investigations. In response to the FDA's observations, the Group, among other things, voluntarily recalled certain shipments of Paxil CR and Avandamet from wholesalers. In March 2005 the FDA initiated seizures of Paxil CR and Avandamet tablets manufactured at Cidra on grounds that those products failed to meet FDA manufacturing standards. The Group continues to cooperate with the FDA in responding to the observations contained in the Forms 483 and in respect of the recent seizures, but there can be no assurance as to any remedy the FDA may ultimately seek or as to the timing of resumption of distribution of Paxil CR and/or Avandamet.

Anti-trust

Paxil
In November 2000, the US Federal Trade Commission (FTC) staff advised the Group that they were conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolizing or attempting to monopolize’ the market for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003 the FTC closed its investigation on the basis of its finding that no further action is warranted.

Following public reference to the FTC investigation regarding Paxil, purported class actions were filed in the US District Court for the Eastern District of Pennsylvania on behalf of indirect purchasers, including consumers and third party payers, and direct purchasers. The plaintiffs claimed that the Group monopolized a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. The court has granted final approval to settlement with the direct purchaser class and preliminary approval to settlement with the purported class of indirect purchasers. The hearing date for final approval for the indirect purchaser class settlement is 9th March 2005. The Group has also reached a final settlement with a group of chain drugstores. In state courts a purported consumer fraud class action in California remains at an early stage and, separately, both a state court class action in California and a federal class action in Florida, each of which is a purported indirect purchaser class action, have been stayed pending disposition of the federal court settlement. A separate action by the City of New York for alleged overcharges is also in its early stages.

Apotex, Alphapharm, BASF and Sumika have filed anti-trust and unfair competition counterclaims against the Group based on allegations similar to those made in the purported class actions identified in the proceeding paragraph. While discovery in the Apotex matter is in the early stages, the three other actions have been stayed.

Relafen
In August 2001, the US District Court for the District of Massachusetts ruled the Group’s patent for nabumetone (Relafen) invalid for anticipatory art and unenforceable on the grounds of inequitable conduct. In August 2002 the CAFC issued a decision affirming the District Court’s judgement of invalidity but declining to rule on the judgement of inequitable conduct.

Following the District Court decision, anti-trust claims alleging competitive injury and overcharges were filed by Teva and Eon Pharmaceuticals, generic manufacturers of nabumetone, by purported classes of direct and indirect purchasers and payers and by individual retail chains.

The plaintiffs’ claims are based on allegations of fraudulent procurement of a patent, wrongful listing of the patent in the FDA Orange Book and prosecution of sham patent infringement litigation. Those cases, which were originally filed in the US District Courts for the District of Massachusetts and the Eastern District of Pennsylvania, were all transferred to the District of Massachusetts. The Group has settled the cases filed by Teva, Eon, a group of major retail pharmacy chains and the class of direct purchasers. The court has given preliminary approval to the settlement that the Group has reached with a class of indirect purchasers. A hearing on final approval of that settlement is scheduled for 4th May 2005. Additionally, a settlement agreement has been signed with the states regarding their ‘global claim’ for alleged overcharges in connection with state purchases of the drug.

Augmentin
In 2002, the US District Court for the Eastern District of Virginia found various patents covering Augmentin invalid. That holding was subsequently affirmed by the CAFC. Following the adverse trial court decision, purported anti-trust class actions were filed on behalf of classes of direct and indirect purchasers that were ultimately consolidated in the US District Court for the Eastern District of Virginia. Plaintiffs alleged that the Group knowingly obtained invalid patents and engaged in other anticompetitive conduct to prevent entry of generic products in violation of the monopolization section of the US anti-trust laws. The court has approved the Group’s settlement of those class action claims. In February 2005 the Group reached an agreement in principle with Lek Pharmaceuticals, a wholly-owned subsidiary of Novartis, to resolve the anti-trust lawsuit filed by Lek in that same District Court which sought lost profits, treble damages, injunctive relief and attorneys’ fees.

Canadian importation
The Group has been named in seven purported class action lawsuits along with eight other pharmaceutical companies. Following the Group’s actions in 2003 to reduce illegal importation of prescription drugs from Canada, the lawsuits allege that the companies entered an unlawful conspiracy to prevent Canadian pharmacies from selling their products to US customers.

The Group has also been named as a defendant, along with thirteen other drug companies, in a state court action in California, in which the plaintiffs, independent pharmacies, allege that the defendants unlawfully conspired to keep prices artificially high in the USA to the detriment of the plaintiffs. In relation to the same matter, the Minnesota State Attorney General has filed a complaint alleging that the Group has violated state anti-trust and commercial laws. All of these actions are in their early stages.

Back to Contents

122	GlaxoSmithKline Notes to the financial statements

30 Legal proceedings continued

Wellbutrin SR
In December 2004, and January and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints follow the introduction of generic competition to Wellbutrin SR in April 2004 after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. The cases are in their early stages.

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

GlaxoSmithKline has been advised that it may be a responsible party at approximately 27 sites, of which 14 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund).

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

31 Post balance sheet event

On 10th January 2005, GlaxoSmithKline announced it had agreed to transfer most of its European and International co-promotion rights for Levitra to Bayer for a cash consideration of £148 million and a reduction in the Group’s commitment to fund future research and development on the product. GlaxoSmithKline retains co-promotion or co-marketing rights to Levitra in the USA and more than 20 other markets.

32 Related party transactions

GlaxoSmithKline held an 18.6 per cent interest in Quest Diagnostics Inc. at 31st December 2004 (2003 – 21 per cent). The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2004, Quest Diagnostics provided services of £35 million (2003 – £31 million) to the Group.

In 2004, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2004, GlaxoSmithKline provided services to the joint venture of £1 million (2003 – £1 million). At 31st December 2004 the balance due to GlaxoSmithKline from the joint venture was £2 million (2003 – £3 million).

Dr Shapiro, a Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2003 – $85,000) of which $30,000 (2003 – $30,000) was in the form of ADSs, from a subsidiary of the company, for the membership on the Group’s Scientific Advisory Board. These are included within ‘Annual remuneration’ in the Remuneration Report on pages 43 to 58.

Dr Barzach, a former Non-Executive Director of GlaxoSmithKline plc, received fees of €83,005 (2003 – €72,268) from a subsidiary of the company for healthcare consultancy provided. These are included within ‘Annual remuneration’ in the Remuneration Report.

Back to Contents

Notes to the financial statementsGlaxoSmithKline	123

33 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:

2004	Book	Fair value	Net assets	Goodwill	Cost of
	values	adjustments	acquired	capitalised	acquisition
Acquisitions	£m	£m	£m	£m	£m

Fraxiparine, Fraxodi and Arixtra	135	162	297	–	297

Fraxiparine, Fraxodi and Arixtra
In September 2004, for a cash consideration of £297 million the Group acquired Fraxiparine, Fraxodi and Arixtra and related assets including a manufacturing facility.

Euclid SR Partners, LP
During the year an additional £2 million was invested in Euclid SR Partners, LP, an associate company in which the Group has a 38.7 per cent interest.

Disposals
Quest Diagnostics Inc.
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6 per cent. After recognising a charge for goodwill previously written off to reserves of £17 million a profit of £139 million was recognised.

GlaxoSmithKline Vehicle Finance Ltd
During 2004, the Group disposed of its employee vehicle financing subsidiary resulting in a loss of £3 million.

GlaxoSmithKline Pharmaceuticals (Chongqing) Ltd
During 2004, the Group disposed of GlaxoSmithKline Pharmaceuticals (Chongqing) Ltd, a Group subsidiary located in China, for £7 million. A profit on disposal of £1 million was realised, after recognising a charge for goodwill previously written off to reserves of £3 million.

Beeyar Investments (Pty) Ltd
In July 2004, the Group disposed of Beeyar Investments (Pty) Ltd, a subsidiary located in South Africa, for cash proceeds of £1 million, realising a profit of £1 million.

OptiLead S.r.l.
During the year, part of the Group’s holding in an associated undertaking, OptiLead S.r.l. was sold, resulting in a loss of £1 million.

	Fraxiparine			GSK	GSK
	Fraxodi		Quest	Vehicle	Pharmaceuticals	Beeyar
	and Arixtra	Euclid SR	Diagnostics	Finance	(Chongqing)	Investments	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration paid	297	2	–	–	–	–	299

Net cash proceeds from disposals	–	–	188	34	7	1	230

2003	Book	Fair value	Net assets	Goodwill	Cost of
	values	adjustments	acquired	capitalised	acquisition
Acquisitions	£m	£m	£m	£m	£m

Europharm	1	–	1	2	3

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

Back to Contents

124	GlaxoSmithKline Notes to the financial statements

33   Acquisitions and disposals continued

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

Iterfi – Sterilyo
During 2002, the Group acquired Iterfi-Sterilyo Group for an initial cash consideration of £9 million. A further payment was paid during 2003, of £9 million, which was based on the financial performance of the acquired company during 2002. The net assets of Iterfi-Sterilyo have been incorporated in the financial statements at their provisional fair values. No adjustments were made to these values in 2003.

Human Kft
During 2002, the Group acquired the vaccine related assets of Human Kft, a manufacturing business located in Hungary, for a cash consideration of £11 million.

Disposals
SB Clinical Laboratories
A cash refund of £6 million was received during 2002 in respect of indemnified liabilities arising from the SB Clinical Laboratories disposal which occurred in 1999. The refund follows the successful outcome of a case in the US Court of Appeal.

	SB Clinical	Iterfi -	Human
	Laboratories	Sterilyo	Kft	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration paid	–	9	11	6	26

Net cash proceeds from disposals	6	–	–	–	6

Back to Contents

Notes to the financial statements GlaxoSmithKline	125

34 Financial instruments and related disclosures

Policies
Discussion of the Group’s objectives and policies for the management of financial instruments and associated risks is included under ‘Treasury Policies’ in the Operating and financial review and prospects on pages 74 to 75.

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

In 2002, GlaxoSmithKline hedged part of the equity value of its holdings in its largest equity investment, Quest Diagnostics Inc. through a series of variable sale forward contracts. These contracts (the ‘equity collar’) are structured in five series, each over one million Quest shares, and mature between 2006 and 2008.

The Group has liquid investments, representing funds surplus to immediate operating requirements, which are accounted for as current asset investments. For the purposes of US GAAP the investments are classified as available for sale. The proceeds from sale of investments classified as available for sale under US GAAP were £15,048 million in the year ended 31st December 2004. The proceeds include the roll-over of liquid funds on short-term deposit. Under US GAAP the gross gains and losses reflected in the consolidated profit and loss account in respect of investments classified as available for sale were £34 million and £2 million, respectively.

Foreign exchange risk management
The Group has entered into forward foreign exchange contracts in order to swap liquid assets and borrowings into the currencies required for Group purposes. At 31st December 2004 the Group had outstanding contracts to sell or purchase foreign currency having a total notional principal amount of £11,137 million (2003 – £8,544 million). The majority of contracts are for periods of 12 months or less.

At the end of 2004, the Group had a number of currency swaps in place in respect of medium-term debt instruments. Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets and exchange gains or losses are recorded in reserves.

Interest rate risk management
To manage the fixed/floating interest rate profile of debt, the Group had several interest rate swaps outstanding with commercial banks at 31st December 2004.

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

Fair value of financial assets and liabilities
The table on page 126 presents the carrying amounts under UK GAAP and the fair values of the Group’s financial assets and liabilities at 31st December 2004 and 31st December 2003. Debtors and creditors due within one year have been excluded.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Equity investments – market value based on quoted market prices in the case of listed investments; market value by reference to quoted prices for similar companies or recent financing information in the case of material unlisted investments
•	Cash at bank – approximates to the carrying amount
•	Liquid investments – based on quoted market prices for similar companies or recent financing information in the case of marketable securities; approximates to the carrying amount in the case of time deposits because of their short maturity
•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments
•	Medium-term loans – market value based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans
•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date
•	Currency swaps – based on market valuations at the balance sheet date
•	Equity collar – fair value is determined based on an option pricing model
•	Interest rate instruments – fair value is determined using the net present value of discounted cash flows
•	Debtors and creditors – approximates to the carrying amount
•	Provisions – approximates to the carrying amount
•	Auction rate preference stock – approximates to the carrying amount in the case of floating rate instruments
•	Flexible auction market preferred stock – based on market valuations at the balance sheet date.

Fair value of investments in own shares
The Group had at 31st December 2004 investments in own shares of £2,574 million (2003 – £2,729 million) with a fair value of £2,123 million (2003 – £2,276 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. They are excluded from financial instrument disclosure.

Back to Contents

126	GlaxoSmithKline Notes to the financial statements

34 Financial instruments and related disclosures continued

Classification and fair values of financial assets and liabilities
The following table sets out the classification of financial assets and liabilities and provides a reconciliation to Group net debt in Note 25. Short-term debtors and creditors have been excluded from financial assets and liabilities. Provisions have been included where there is a contractual obligation to settle in cash.

	2004		2003

	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Net debt
Liquid investments	2,818	2,820	2,493	2,509
Cash at bank	1,161	1,161	962	962

Current asset financial instruments	3,979	3,981	3,455	3,471

Sterling notes and bonds	(1,475)	(1,533)	(1,474)	(1,552)

	(1,475)	(1,533)	(1,474)	(1,552)

US dollar notes, bonds and private financing	(1,828)	(1,817)	(866)	(893)
Notes and bonds swapped into US dollars	(498)	(497)	(498)	(499)
Currency swaps	–	92	–	59
Interest rate swaps	–	(28)	–	(2)

	(2,326)	(2,250)	(1,364)	(1,335)

Notes and bonds swapped into Yen	(348)	(338)	(463)	(457)
Currency swaps	–	10	–	3

	(348)	(328)	(463)	(454)

Euro notes and bonds	(705)	(717)	(699)	(700)
Interest rate swap	–	12	–	(4)

	(705)	(705)	(699)	(704)

Other medium-term borrowings	(79)	(79)	(34)	(34)
Other short-term loans and overdrafts	(1,030)	(1,030)	(1,069)	(1,069)

Total borrowings	(5,963)	(5,925)	(5,103)	(5,148)

Total net debt	(1,984)	(1,944)	(1,648)	(1,677)

Fixed asset equity investments	145	151	98	100
Current asset equity investments	153	199	164	237
Other debtors due after 1 year	597	499	522	522
Other creditors due after 1 year	(244)	(244)	(232)	(232)
Provisions	(256)	(256)	(245)	(245)
Other foreign exchange derivatives	(67)	(79)	52	71
Non-hedging derivatives	–	(59)	–	36

Auction rate preference stock	–	–	(224)	(224)
Flexible auction market preferred stock	–	–	(279)	(279)

Total non-equity minority interests	–	–	(503)	(503)

Total financial assets and liabilities	(1,656)	(1,733)	(1,792)	(1,691)

Total financial assets	4,874	4,830	4,291	4,437
Total financial liabilities	(6,530)	(6,563)	(6,083)	(6,128)

Where appropriate, currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

The difference between the carrying amount and the fair value of equity (fixed and current assets) and liquid investments represents gross unrealised gains of £52 million and £2 million, respectively.

Back to Contents

Notes to the financial statements GlaxoSmithKline	127

34 Financial instruments and related disclosures continued

Currency and interest rate risk profile of financial liabilities
Financial liabilities, after taking account of currency and interest rate swaps, are analysed below.

Total financial liabilities comprise total borrowings of £5,963 million (2003 – £5,103 million), other creditors due after one year of £244 million (2003 – £232 million), provisions of £256 million (2003 – £245 million) and non-equity minority interest preference shares of nil (2003 – £503 million) but exclude creditors due within one year and foreign exchange derivatives of £67 million (2003 – £nil). The benchmark rate for determining interest payments for all floating rate financial liabilities in the tables below is LIBOR.

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2004 Currency	£m	% Weighted average interest rate	Weighted average years for which rate is fixed	£m	£m	Weighted average years to maturity	Total £m

US dollars	571	5.9	13.8	1,764	411	8.9	2,746
Sterling	1,489	6.4	19.3	842	123	2.1	2,454
Euro	–	–	–	747	44	5.3	791
Japanese Yen	348	0.4	4.6	–	–	–	348
Other currencies	–	–	–	89	35	6.1	124

	2,408	5.4	15.9	3,442	613	4.6	6,463

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2003 Currency	£m	Weighted average interest rate %	Weighted average years for which rate is fixed	£m	£m	Weighted average years to maturity	Total £m

US dollars	279	6.1	2.1	1,676	311	10.5	2,266
Sterling	1,478	6.4	20.4	852	100	4.1	2,430
Euro	3	–	–	750	34	5.6	787
Japanese Yen	463	0.5	4.3	52	–	–	515
Other currencies	14	–	–	39	32	4.8	85

	2,237	5.1	14.7	3,369	477	8.4	6,083

Currency and interest rate risk profile of financial assets
Total financial assets comprise fixed asset equity investments of £145 million (2003 – £98 million), current asset equity investments of £153 million (2003 – £164 million), liquid investments of £2,818 million (2003 – £2,493 million), cash at bank of £1,161 million (2003 – £962 million) and debtors due after one year of £597 million (2003 – £522 million), but exclude foreign exchange derivatives of £nil (2003 – £52 million). The benchmark rate for determining interest receipts for all floating rate assets in the tables below is LIBOR.

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2004 Currency	Fixed rate £m	Weighted average interest rate %	Weighted average years for which rate is fixed	£m	£m	Total £m

US dollars	164	6.2	11.9	1,429	757	2,350
Sterling	–	–	–	1,088	89	1,177
Euro	–	–	–	629	57	686
Japanese Yen	–	–	–	1	28	29
Other currencies	155	3.0	0.2	353	124	632

	319	4.7	6.2	3,500	1,055	4,874

	Fixed rate			Floating rate	Non-interest bearing

At 31st December 2003 Currency	Fixed rate £m	Weighted average interest rate %	Weighted average years for which rate is fixed	£m	£m	Total £m

US dollars	300	6.6	5	1,248	479	2,027
Sterling	20	7.8	2.6	1,209	60	1,289
Euro	1	3.0	0.6	328	77	406
Japanese Yen	–	–	–	1	33	34
Other currencies	103	2.7	0.1	293	87	483

	424	5.0	3.6	3,079	736	4,239

Back to Contents

128	GlaxoSmithKline Notes to the financial statements

34 Financial instruments and related disclosures continued

Currency exposure of net monetary assets/(liabilities)
The Group’s currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account arise principally in companies with sterling functional currency. Monetary assets and liabilities denominated in overseas functional currency and borrowings designated as a hedge against overseas net assets are excluded from the table below.

	Functional currency of Group operation
At 31st December 2004
Net monetary assets/(liabilities) held in non-functional currency	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	Total £m

Sterling	–	5	(53)	–	(130)	(178)
US dollars	234	–	18	(1)	(23)	228
Euro	(97)	(15)	–	–	(46)	(158)
Japanese Yen	29	–	1	–	1	31
Other	39	(8)	(4)	–	–	27

	205	(18)	(38)	(1)	(198)	(50)

	Functional currency of Group operation
At 31st December 2003
Net monetary assets/(liabilities) held in non-functional currency	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	Total £m

Sterling	–	157	(30)	–	242	369
US dollars	41	–	12	–	45	98
Euro	(55)	111	–	–	6	62
Japanese Yen	7	(1)	–	–	–	6
Other	(145)	(55)	(12)	–	–	(212)

	(152)	212	(30)	–	293	323

Maturity of financial liabilities		Debt £m	Finance leases £m	Other £m	Total 2004 £m	Total 2003 £m

Within one year or on demand		1,547	35	53	1,635	2,032
Between one and two years		262	27	88	377	630
Between two and five years		1,817	24	132	1,973	1,597
After five years		2,244	7	227	2,478	1,824

		5,870	93	500	6,463	6,083

				2004

Hedges				Gains £m	Losses £m	Net £m

Unrecognised gains and losses at the beginning of the year				171	(60)	111
Unrecognised gains and losses arising in previous years and recognised in the year				(27)	–	(27)
Unrecognised gains and losses arising in the year				8	(77)	(69)

Total unrecognised gains and losses at the end of the year				152	(137)	15

Expected to be recognised within one year				–	(9)	(9)
Expected to be recognised after one year				152	(128)	24

Total unrecognised gains and losses at the end of the year				152	(137)	15

The unrecognised gains and losses above represent the difference between the carrying amount and the fair value of the currency swaps, interest rate swaps, equity collar and other foreign exchange derivatives.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of $900 million (£469 million) (2003 – $1,404 million (£784 million)) of 364 days duration, renewable annually. At 31st December 2004, undrawn committed facilities totalled $900 million (£469 million) (2003 – $1,404 million (£784 million)).

Back to Contents

Notes to the financial statements GlaxoSmithKline	129

35 Employee costs	2004 £m	2003 (restated) £m	2002 (restated) £m

Wages and salaries	3,864	3,999	3,876
Social security costs	430	444	385
Pension and other post-retirement costs	295	386	257
Cost of share-based incentive plans	24	(20)	117
Severance costs arising from integration and restructuring activities	80	222	228
Pension and other post-retirement costs arising from integration and restructuring activities	6	43	59

	4,699	5,074	4,922

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

Information on Directors’ remuneration is given in the Remuneration Report on pages 43 to 58.

The average number of persons employed by the Group (including Directors) during the year	2004 Number	2003 Number	2002 Number

Manufacturing	31,427	34,265	36,548
Selling, general and administration	53,513	54,128	54,810
Research and development	14,897	14,773	14,808

	99,837	103,166	106,166

The average number of Group employees excludes temporary and contract staff.

The numbers of Group employees at the end of each financial year are given in the Financial record (page 162).

Pension and other post-retirement costs	2004 £m	2003 £m	2002 £m

UK pension schemes	96	113	18
US pension schemes	28	75	86
Other overseas pensions schemes	69	74	52
Unfunded post-retirement healthcare schemes	84	100	61
Post-employment costs	18	24	40

	295	386	257

Analysed as:
Funded defined benefit/hybrid schemes	148	213	92
Unfunded defined benefit schemes	22	24	34
Defined contribution schemes	23	25	30
Unfunded post-retirement healthcare schemes	84	100	61
Post-employment costs	18	24	40

	295	386	257

Pension and other post-retirement costs arising from integration and restructuring	6	43	59

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

Back to Contents

130	GlaxoSmithKline Notes to the financial statements

35 Employee costs continued

Pension costs of defined benefit schemes for accounting purposes have been assessed in accordance with independent actuarial advice, generally using the projected unit method and by spreading surpluses or deficits over the average expected remaining service lives of the respective memberships. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within provisions for pensions and other post-retirement benefits. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

The market value of the assets of the Group’s funded defined benefit pension funds at the dates of the latest actuarial valuations, some of which date back to 2001, was £5.1 billion and the actuarial value of assets was sufficient to cover approximately 97 per cent of the benefits that had accrued to members after allowing for future salary and pension increases. The UK defined benefit pension schemes account for approximately 60 per cent of the Group’s plans in asset valuation and projected benefit terms and the US defined benefit pension schemes account for approximately 30 per cent of the Group’s plans in asset valuation and projected benefit terms.

During 2004, the Group made special funding contributions to the UK and US pension schemes totalling £256 million. The Group has agreed with the trustees of certain of the pension schemes to make additional contributions dependent on the funding status of those schemes. In 2005, following the move to IFRS, pension costs for the Group are expected to be approximately £35 million higher than they were in 2004.

UK
In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. The relevant assumptions used in calculating the pension costs of all of the UK defined benefit schemes for accounting purposes are as follows:

	2004	2003
	% pa	% pa

Rate of increase of future earnings	3.75	3.75
Discount rate	7.75	7.75
Expected long-term rate of return on investments	7.75	7.75
Expected pension increases	2.25	2.25

The regular cost for the Glaxo Wellcome pension arrangements in 2004 was £57million, which reduced to an accounting cost of £47million, after allowance was made for spreading the surplus disclosed as a level percentage of salary over the expected future working lifetime of the existing members (some 9 years). The most recent triennial actuarial valuations for funding purposes were carried out as at 31st December 2002. At that date the assets of the schemes represented 92 per cent of the actuarial value of all benefits accrued to members after allowing for future salary and pension increases. The market value of the assets held by the schemes at 31st December 2002 was £2,103 million.

The regular cost for the SmithKline Beecham schemes in 2004 was £15 million, which increased to an accounting cost of £49 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme (some 10 years). The latest valuation was carried out at 31st December 2002 and at that date the scheme assets represented 56 per cent of the actuarial value of the accrued service liabilities based on the 2003 assumptions. The market value of assets held by the scheme at 31st December 2002 was £856 million.

USA
In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit and hybrid schemes were merged during 2001. The relevant assumptions used in calculating the pension costs for accounting purposes are as follows:

	2004	2003
	% pa	% pa

Rate of increase of future earnings	5.50	5.50
Discount rate	7.75	8.50
Expected long-term rate of return on investments	7.75	8.50
Cash balance credit/conversion rate	5.25	5.75

The regular cost for the main US schemes in 2004 was £51 million, which decreased to an accounting cost of £28 million after allowance was made for the spreading of the surplus over the expected future working lifetime of current employees in the schemes. The latest valuation was carried out at 1st January 2004 and at that date the actuarial value of scheme assets represented 110 per cent of the actuarial value of the accrued service liabilities. The market value of assets held by the scheme at 1st January 2004 was £1,593 million.

Post-retirement healthcare
The Group operates a number of post-retirement healthcare schemes, the principal one of which is in the USA. The cost of the US scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 10 per cent reducing by one per cent per year to five per cent. The total provision for post-retirement benefits at 31st December 2004 amounted to £594 million (2003 – £569 million).

Back to Contents

Notes to the financial statements GlaxoSmithKline	131

35 Employee costs continued

FRS 17 disclosures
The Group continues to account for pension arrangements in accordance with SSAP 24 ‘Accounting for Pension Costs’. Under the transitional provisions of FRS 17 ‘Retirement Benefits’ certain disclosures are required on the basis of the valuation methodology adopted by FRS 17. For defined benefit schemes the fair values of pension scheme assets at 31st December 2004 are compared with the future pension liabilities calculated under the projected unit method applying the following assumptions:

			UK			USA	Rest of World

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.00	4.00	3.75	5.00	5.50	5.50	3.25	3.00	3.00
Discount rate	5.25	5.25	5.75	5.75	6.25	6.75	4.25	4.75	4.75
Expected pension increases	2.50	2.50	2.25	n/a	n/a	n/a	2.00	2.00	1.50
Cash balance credit/conversion rate	n/a	n/a	n/a	4.75	5.25	5.75	1.75	1.50	n/a
Inflation rate	2.50	2.50	2.25	2.50	2.50	2.25	1.75	1.50	1.50

The expected long-term rates of return on the assets determined based on actuarial advice and the fair values of the assets and liabilities of the UK and US defined benefit schemes, together with aggregated data for other defined benefit schemes in the Group are as follows:

		UK		USA	Rest of World		Group

					Average
At 31st December 2004	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	2,716	8.50	1,229	7.50	205	4,150
Property	–	–	6.50	58	6.25	7	65
Bonds	4.50	1,404	5.75	307	3.75	270	1,981
Other assets	4.00	44	2.50	50	2.25	62	156

Fair value of assets		4,164		1,644		544	6,352
Present value of scheme liabilities		(5,326)		(1,750)		(760)	(7,836)

		(1,162)		(106)		(216)	(1,484)

Value of schemes in surplus				18		7	25
Deferred tax liability				(7)		(2)	(9)

				11		5	16

Value of schemes in deficit		(1,162)		(124)		(223)	(1,509)
Deferred tax asset		349		46		78	473

		(813)		(78)		(145)	(1,036)

Group total							(1,020)

		UK		USA		Rest of World	Group

					Average
At 31st December 2003	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	2,927	8.50	1,201	7.75	174	4,302
Property	–	–	6.50	52	6.50	6	58
Bonds	4.50	574	5.75	314	4.00	226	1,114
Other assets	4.00	185	1.00	26	2.00	18	229

Fair value of assets		3,686		1,593		424	5,703
Present value of scheme liabilities		(5,181)		(1,743)		(674)	(7,598)

		(1,495)		(150)		(250)	(1,895)

Value of schemes in surplus						7	7
Deferred tax liability						(2)	(2)

						5	5

Value of schemes in deficit		(1,495)		(150)		(257)	(1,902)
Deferred tax asset		449		53		95	597

		(1,046)		(97)		(162)	(1,305)

Group total							(1,300)

Back to Contents

132	GlaxoSmithKline Notes to the financial statements

35 Employee costs continued

		UK		USA	Rest of World		Group

					Average
At 31st December 2002	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	2,523	9.25	804	6.75	172	3,499
Property	–	–	7.00	53	7.00	5	58
Bonds	4.50	299	6.25	265	4.50	145	709
Other assets	4.00	137	1.50	240	1.75	9	386

Fair value of assets		2,959		1,362		331	4,652
Present value of scheme liabilities		(4,153)		(1,782)		(578)	(6,513)

		(1,194)		(420)		(247)	(1,861)

Value of schemes in surplus						11	11
Deferred tax liability						(3)	(3)

						8	8

Value of schemes in deficit		(1,194)		(420)		(258)	(1,872)
Deferred tax asset		358		147		97	602

		(836)		(273)		(161)	(1,270)

Group total							(1,262)

The UK defined benefit schemes also have defined contribution sections with account balances totalling £404 million at 31st December 2004 (2003 – £327 million, 2002 – £281 million). The defined benefit sections of the UK schemes have been closed to new members and, under the projected unit method of valuing the pension scheme liabilities, the current service cost will increase as a percentage of payroll as the members of the schemes approach retirement. The deficits under FRS 17 reflect the different basis for valuing liabilities compared with SSAP 24.

The liability under FRS 17 for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 9 per cent, reducing by one per cent per year to five per cent. On this basis the liability for the US scheme has been assessed at £895 million (2003 – £908 million; 2002 – £766 million), which reduced to £564 million (2003 – £590 million; 2002 – £475 million) after taking account of deferred tax.

If the defined benefit pension and post-retirement benefit schemes had been accounted for under FRS 17, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the three years ended 31st December 2004.

					Post-retirement
				Pensions	benefits

2004	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(117)	(58)	(42)	(217)	(37)
Past service cost	(3)	–	(2)	(5)	–
Curtailments/settlements	(5)	–	–	(5)	–

	(125)	(58)	(44)	(227)	(37)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	274	118	20	412
Interest on scheme liabilities	(269)	(104)	(27)	(400)	(55)

	5	14	(7)	12	(55)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	106	82	1	189
Experience gains/(losses) arising on scheme liabilities	11	(6)	43	48	47
Changes in assumptions relating to present
value of scheme liabilities	–	(62)	(31)	(93)	(82)

	117	14	13	144	(35)

Back to Contents

Notes to the financial statements GlaxoSmithKline	133

35 Employee costs continued

					Post-retirement
				Pensions	benefits

2003	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(108)	(67)	(44)	(219)	(29)
Past service cost	–	7	16	23	3
Curtailments/settlements	(78)	(15)	–	(93)	–

	(186)	(75)	(28)	(289)	(26)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	231	111	17	359
Interest on scheme liabilities	(246)	(119)	(25)	(390)	(64)

	(15)	(8)	(8)	(31)	(64)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	368	230	10	608
Experience (losses)/gains arising on scheme liabilities	(193)	5	(28)	(216)	(123)
Changes in assumptions relating to present
value of scheme liabilities	(616)	(61)	(32)	(709)	(67)

	(441)	174	(50)	(317)	(190)

					Post-retirement
				Pensions	benefits

2002	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	(118)	(74)	(32)	(224)	(24)
Past service cost	(28)	(34)	–	(62)	–
Curtailments/settlements	–	–	(1)	(1)	–

	(146)	(108)	(33)	(287)	(24)

Amounts credited/(charged) to net interest
Expected return on pension scheme assets	293	129	14	436
Interest on scheme liabilities	(235)	(129)	(22)	(386)	(53)

	58	–	(8)	50	(53)

Amounts recorded in statement of total
recognised gains and losses
Actual return less expected return on pension scheme assets	(1,024)	(293)	(56)	(1,373)
Experience gains/(losses) arising on scheme liabilities	34	(3)	2	33	95
Changes in assumptions relating to present
value of scheme liabilities	(15)	(57)	10	(62)	(124)

	(1,005)	(353)	(44)	(1,402)	(29)

Back to Contents

134	GlaxoSmithKline Notes to the financial statements

35 Employee costs continued

					Post-retirement
				Pensions	benefits

Movements in deficits	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Deficits in schemes at 1st January 2002	(255)	(245)	(214)	(714)	(854)
Exchange adjustments	–	37	(9)	28	85
Charged to operating profit	(146)	(108)	(33)	(287)	(24)
Employer contributions	154	249	61	464	41
Other finance income/(expense)	58	–	(8)	50	(53)
Actuarial losses recognised in statement of total
recognised gains and losses	(1,005)	(353)	(44)	(1,402)	(29)

Deficits in schemes at 31st December 2002	(1,194)	(420)	(247)	(1,861)	(834)

Exchange adjustments	–	20	(15)	5	96
Charged to operating profit	(186)	(75)	(28)	(289)	(26)
Employer contributions	341	159	98	598	41
Other finance income/(expense)	(15)	(8)	(8)	(31)	(64)
Actuarial (losses)/gains recognised in statement of total
recognised gains and losses	(441)	174	(50)	(317)	(190)

Deficits in schemes at 31st December 2003	(1,495)	(150)	(250)	(1,895)	(977)

Exchange adjustments	–	9	4	13	59
Charged to operating profit	(125)	(58)	(44)	(227)	(37)
Employer contributions	336	65	68	469	40
Other finance income/(expense)	5	14	(7)	12	(55)
Actuarial (losses)/gains recognised in statement of total
recognised gains and losses	117	14	13	144	(35)

Deficits in schemes at 31st December 2004	(1,162)	(106)	(216)	(1,484)	(1,005)

					Post-retirement
				Pensions	benefits

History of experience gains and losses	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2004
Difference between the expected and actual
return on scheme assets (£m)	106	82	1	189
Percentage of scheme assets at 31st December 2004	3%	5%	–	3%

Experience gains/(losses) of scheme liabilities (£m)	11	(6)	43	48	47
Percentage of present value of scheme liabilities
at 31st December 2004	–	–	6%	1%	5%

Total amount recognised in statement of total
recognised gains and losses (£m)	117	14	13	144	(35)
Percentage of present value of scheme
liabilities at 31st December 2004	2%	1%	2%	2%	3%

Back to Contents

Notes to the financial statements GlaxoSmithKline	135

35 Employee costs continued

					Post-retirement
				Pensions	benefits
History of experience gains and losses
	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2003
Difference between the expected and actual
return on scheme assets (£m)	368	230	10	608
Percentage of scheme assets at 31st December 2003	10%	14%	2%	11%

Experience (losses)/gains of scheme liabilities (£m)	(193)	5	(28)	(216)	(123)
Percentage of present value of scheme liabilities
at 31st December 2003	4%	–	4%	3%	13%

Total amount recognised in statement of total
recognised gains and losses (£m)	(441)	174	(50)	(317)	(190)
Percentage of present value of scheme
liabilities at 31st December 2003	9%	10%	7%	4%	19%

2002
Difference between the expected and actual
return on scheme assets (£m)	(1,024)	(293)	(56)	(1,373)
Percentage of scheme assets at 31st December 2002	35%	22%	17%	30%

Experience gains/(losses) of scheme liabilities (£m)	34	(3)	2	33	95
Percentage of present value of scheme liabilities
at 31st December 2002	1%	–	–	1%	11%

Total amount recognised in statement of total
recognised gains and losses (£m)	(1,005)	(353)	(44)	(1,402)	(29)
Percentage of present value of scheme
liabilities at 31st December 2002	24%	20%	8%	22%	3%

If the FRS 17 valuation basis had been applied in the financial statements instead of the SSAP 24 valuation basis, the effect on the profit and loss account reserve after taking account of deferred tax would have been as follows:

				2003
		2004		(restated)

	£m	£m	£m	£m

Profit and loss account reserve per balance sheet		4,781		4,112
Pension liability under FRS 17	(1,020)		(1,300)
Net pension asset under SSAP 24 per balance sheet	387		152

		(1,407)		(1,452)
Post-retirement healthcare schemes under FRS 17	(640)		(638)
Net post-retirement healthcare schemes provision per balance sheet	(379)		(372)

		(261)		(266)

Profit and loss account reserve including FRS 17 pension and post-retirement healthcare liability		3,113		2,394

Back to Contents

136	GlaxoSmithKline Notes to the financial statements

36 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost, subject to the achievement of performance targets. In 2004, the Group introduced a new share award scheme, the Restricted Share Plan, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost after a three year period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.

The Group operates share option schemes and savings-related share option schemes. Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants under savings-related share option schemes are normally exercisable after three years’ saving.

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

Options outstanding	Share option		Share option		Savings-related
	schemes – shares		schemes – ADSs		share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2001	179,936	£15.67	73,825	$50.31	8,200	£14.13
Options granted	33,454	£11.91	22,991	$37.57	9,793	£9.16
Options exercised	(8,857)	£10.55	(1,504)	$21.75	(398)	£14.04
Options cancelled	(7,061)	£17.53	(4,435)	$54.69	(4,607)	£14.41

At 31st December 2002	197,472	£15.20	90,877	$47.34	12,988	£10.29
Options granted	32,750	£12.84	23,630	$43.34	1,416	£10.20
Options exercised	(4,728)	£4.75	(1,828)	$22.22	(112)	£10.23
Options cancelled	(19,789)	£7.45	(6,150)	$32.73	(3,709)	£12.23

At 31st December 2003	205,705	£14.89	106,529	$46.58	10,583	£9.59
Options granted	9,837	£11.23	9,222	$42.99	1,580	£9.52
Options exercised	(5,764)	£6.54	(1,845)	$25.65	(232)	£9.18
Options cancelled	(11,997)	£15.33	(3,427)	$48.28	(1,790)	£10.46

At 31st December 2004	197,781	£14.92	110,479	$46.57	10,141	£9.44

Range of exercise prices	£3.98	– £19.77	$12.83	– $61.35	£9.16	– £14.12

In order to encourage employees to convert options, excluding savings-related share options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, into those over GlaxoSmithKline shares or ADSs, a programme was established to give an additional cash benefit of 10 per cent of the exercise price of the original option provided that the employee did not voluntarily leave the Group for two years from the date of the merger and did not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger. The cash benefit will also be paid if the options expire unexercised if the market price is below the exercise price on the date of expiry.

Options outstanding at 31st December 2004	Share option			Share option			Savings-related
	schemes – shares			schemes – ADSs			share option schemes

		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	exercise	exercise
Year of grant	(000)	price	date	(000)	price	date	(000)	price	date

1995	3,266	£7.17	15.11.05	522	$21.82	15.11.05	–	–	–
1996	3,980	£8.41	01.12.06	956	$27.60	21.11.06	–	–	–
1997	7,979	£11.64	13.11.07	3,978	$40.30	13.11.07	–	–	–
1998	16,270	£16.93	23.11.08	6,041	$54.25	23.11.08	–	–	–
1999	17,344	£18.17	01.12.09	7,619	$60.13	24.11.09	–	–	–
2000	18,759	£14.87	11.09.10	366	$58.88	16.03.10	–	–	–
2001	59,320	£18.09	28.11.11	37,939	$51.82	28.11.11	270	£14.12	31.05.05
2002	31,280	£11.90	03.12.12	21,231	$37.53	03.12.12	7,419	£9.16	31.05.06
2003	29,960	£12.65	15.12.13	22,682	$43.38	15.12.13	878	£10.20	31.05.07
2004	9,623	£11.21	02.12.14	9,145	$42.98	02.12.14	1,574	£9.52	31.05.08

Total	197,781	£14.92		110,479	$46.57		10,141	£9.44

All of the above options are exercisable, except all options over shares and ADSs granted in 2002, 2003 and 2004 and the savings-related share options granted in 2002, 2003 and 2004.

There has been no change in the effective exercise price of any outstanding options during the year. No further options were granted between 31st December 2004 and 25th February 2005.

Back to Contents

Notes to the financial statements GlaxoSmithKline	137

36 Employee share schemes continued

Options exercisable	Share option		Share option		Savings-related
	schemes – shares		schemes – ADSs		share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2002	72,611	£14.33	27,129	$48.89	2,227	£13.27

At 31st December 2003	79,693	£14.56	22,364	$49.82	192	£16.48

At 31st December 2004	126,917	£16.49	57,421	$51.75	270	£14.12

GlaxoSmithKline share award schemes

Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50 per cent of the award. For awards granted in 2002 and 2003, the first part of the condition compares GlaxoSmithKline’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. For awards granted in 2004 the first part of the condition compares GlaxoSmithKline’s TSR over the period with TSR of 13 pharmaceutical companies in the comparator group over the same period. The second part of the performance condition compares GlaxoSmithKline’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period. Awards granted to Directors and members of the CET from 15th December 2003 are subject to a single performance condition which compares GlaxoSmithKline’s TSR over the period with the TSR of companies in the comparator group over the same period.

		Other awards

Number of shares and ADSs issuable	Shares	ADSs
	Number (000)	Number (000)

At 31st December 2001	3,181	1,760
Awards granted	863	477
Awards exercised	(728)	(197)
Awards cancelled	(152)	(97)

At 31st December 2002	3,164	1,943
Awards granted	1,070	832
Awards exercised	(625)	(189)
Awards cancelled	(109)	(107)

At 31st December 2003	3,500	2,479
Awards granted	1,778	1,339
Awards exercised	(409)	(187)
Awards cancelled	(520)	(276)

At 31st December 2004	4,349	3,355

Restricted Share Plan
The Group operates a Restricted Share Plan whereby awards are granted to employees at no cost. The award vests after three years with no performance criteria attached.

Number of shares and ADSs issuable	Shares	ADSs
	Number (000)	Number (000)

At 31st December 2003	–	–
Awards granted	4,419	3,562

At 31st December 2004	4,419	3,562

Back to Contents

138	GlaxoSmithKline Notes to the financial statements

36 Employee share schemes continued

Employee Share Ownership Plan Trusts
The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares on the open market with finance provided by the Group by way of loans or contributions. The expected cost of the obligations to deliver shares under the schemes are normally spread over the periods of service in respect of which the awards and options are granted. An accelerated charge was made in 2000 in respect of the outstanding cost of providing shares for awards and options which became exercisable solely as a result of the merger.

Shares held for share award schemes		2003
	2004	(restated)

Number of shares (000)	22,992	7,748

	£m	£m

Nominal value	6	2
Carrying value	213	84
Market value	281	99

Shares held for share option schemes
	2004	2003

Number of shares (000)	151,535	170,066

	£m	£m

Nominal value	38	43
Carrying value	2,361	2,645
Market value	1,852	2,177

Results in 2003 have been restated following the implementation of UITF17 (revised). UITF17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the Employee Share Ownership Trusts.

Option pricing
For the purposes of valuing options to arrive at the stock-based compensation adjustment in the Reconciliation to US accounting principles in Note 37, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2004 and 2003 are as follows:

	2004	2003

Risk-free interest rate	3.3% – 4.6%	4.2% – 4.9%
Dividend yield	3.1%	2.9%
Volatility	26% – 29%	34%
Expected lives of options granted under:
Share option schemes	5 years	5 years
Savings-related share option schemes	3 years	3 years

Back to Contents

Notes to the financial statements GlaxoSmithKline	139

37 Reconciliation to US accounting principles

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

Accordingly the net assets of SmithKline Beecham were fair valued as at the date of acquisition. As a result of the fair value exercise, increases in the values of SmithKline Beecham’s inventory, tangible fixed assets, investments and pension obligations were recognised and fair market values attributed to its intangible assets, mainly product rights (inclusive of patents and trade marks) and in-process research and development, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of SmithKline Beecham has been recorded as goodwill.

Capitalised interest
Under UK GAAP, the Group does not capitalise interest. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Computer software
Under UK GAAP, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, which restricts the categories of costs which can be capitalised.

Goodwill and intangible fixed assets
Under UK GAAP, goodwill arising on acquisitions before 1998 accounted for under the purchase method has been eliminated against shareholders’ funds. Additionally, UK GAAP requires that on subsequent disposal or closure of a business, any goodwill previously taken directly to shareholders’ funds is then charged against income. Under UK GAAP, goodwill arising on acquisitions from 1998 is capitalised and amortised over a period not exceeding 20 years. Intangible assets are amortised over their estimated useful economic life except in the case of certain acquired brands where the end of the useful economic life of the brand cannot be foreseen.

Under US GAAP, goodwill arising on acquisitions prior to 30th June 2001 was capitalised and amortised over a period not exceeding 40 years. All intangible assets, including brands, were amortised over a finite life. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 142, ‘Goodwill and Other Intangible Assets’. SFAS 142 requires that goodwill no longer be amortised over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit.

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

Under UK GAAP, certain intangible assets related to specific compounds or products which are purchased from a third party and are developed for commercial applications are capitalised. Under US GAAP, payments made for these compounds or products which are still in development and have not yet received regulatory approval are charged directly to the profit and loss account until such time that they receive regulatory approval.

Restructuring costs
Under UK GAAP, restructuring costs incurred following acquisitions were charged to the profit and loss account post acquisition. For US GAAP purposes, certain of these costs were recognised as liabilities upon acquisition in the opening balance sheet.

Other restructuring costs are recorded as a provision under UK GAAP when a restructuring plan has been announced. Under US GAAP, a provision may only be recognised when further criteria are met or the liability is incurred. Accordingly, adjustments have been made to eliminate the UK GAAP provisions for restructuring costs that do not meet US GAAP requirements.

Marketable securities
Marketable securities consist primarily of equity securities and certain other liquid investments. Under UK GAAP, these securities are stated at the lower of cost and net realisable value. Under US GAAP these securities are considered available for sale under SFAS 115 ‘Accounting for certain investments in debt and equity securities’ and are carried at fair value, with the unrealised gains and losses, net of tax, recorded as a separate component of shareholders’ equity.

Equity securities are reviewed at least annually for other than temporary impairment. The factors considered are:

•	the investee’s current financial performance and future prospects
•	the general market condition of the geographic or industry area in which the investee operates
•	the duration and extent to which the market value (if available) has been below cost.

Gross unrealised gains and losses on marketable securities were £60 million and £3 million respectively at 31st December 2004 (£68 million and £5 million respectively at 31st December 2003).

Back to Contents

140	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

Pensions and other post-retirement benefits
The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

•	under UK GAAP, the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor

•	UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the Financial statements or up to three months prior to that date

•	the pension adjustment also includes the impact of changes in minimum pension liabilities included within accumulated other comprehensive income.

During 2002, the Group decided to align the measurement date for all of its pension and post-retirement benefit plans to 31st December as certain of the Group’s plans had a measurement date for assets and liabilities of 30th September.

The impact, reflected as a cumulative effect of an accounting change, was a £37 million credit, net of tax, to income.

Stock-based compensation
Under UK GAAP, share options are accounted for as equity when exercised, valued at the issuance price. Under US GAAP, the Group applies SFAS 123, ‘Accounting for stock-based compensation’, and related accounting interpretations in accounting for its option plans which require options to be fair valued at their grant date and included in profit and loss over the vesting period of the options.

The Group is entitled to receive a tax deduction for the amount treated as compensation under US tax rules for employee stock options which have been exercised by US employees during the year. Under UK GAAP, this is treated as a reduction of tax expense whereas, under US GAAP, a portion of this amount is credited to equity.

Employee Share Ownership Plan Trusts
Prior to 2004, under UK GAAP shares of the Group’s stock held by the ESOP Trusts were recorded at cost, less a provision representing the difference between the cost and the option exercise price, and accounted for as fixed asset investments. Projected losses on the exercise of the options covered by the shares were recorded through the profit and loss account over the life of the options. In 2004, UITF Abstract 38, ‘Accounting for ESOP Trusts’, and related amendments to UITF Abstract 17, ‘Employee share schemes’, were implemented in the Group’s UK GAAP financial statements. UITF 38 changes the presentation of an entity’s own shares held in an ESOP Trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds, as under US GAAP. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

These changes have been accounted for as prior year adjustments under UK GAAP and the reconciliations of Profit attributable to shareholders and Equity shareholders’ funds from UK GAAP to US GAAP have been restated accordingly to reconcile from the restated UK GAAP figures.

A reconciling difference between UK GAAP and US GAAP remains in respect of the charge recognised against profit. Under US GAAP, shares purchased by the ESOP Trusts are accounted for within shareholders’ equity with gains and losses on issuance of shares to employees being recorded as adjustments to shareholders’ equity.

Guarantor obligations
The Group adopted the FASB’s Financial Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ with effect from 1st January 2003.

This requires that the Group recognise and measure, at fair value, on a prospective basis, certain guarantees issued or modified after 31st December 2002. Under UK GAAP, such guarantor obligations are recognised when further additional criteria are met or the liability is incurred.

Derivative instruments
SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Group with effect from 1st January 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. Under UK GAAP, some derivative instruments used for hedging are not recognised on the balance sheet and the matching principle is used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they relate. SFAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Changes in fair value over the period are recorded in current earnings unless hedge accounting is obtained. The Group does not designate any of its derivatives as qualifying hedge instruments under SFAS 133. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

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

The fair value and book value of derivative instruments in respect of financial assets and liabilities as at 31st December 2004 is disclosed in the ‘Classification and fair value of financial assets and liabilities’ table in Note 34.

Back to Contents

Notes to the financial statements GlaxoSmithKline	141

37 Reconciliation to US accounting principles continued

Valuation of derivative instruments
The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on at least a quarterly basis, with a formal review every six months. Derivatives including interest rate swaps and cross-currency swaps are valued using standard valuation models, counterparty valuations, or third party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. Foreign exchange contracts are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically viable but reserves the right to exercise early termination rights if economically beneficial when such rights exist in the contract.

Dividends
Under UK GAAP, dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

Consolidated summary statement of cash flows
The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments with original maturities of three months or less. Only three categories of cash flows are reported: operating activities (including tax and interest); investing activities (including capital expenditure, acquisitions and disposals together with cash flows from available for sale current asset investments); and financing activities (including dividends paid). A summary statement of cash flows is presented on page 143.

Cash and cash equivalents
Under UK GAAP, the cash balance includes only cash at bank and other cash balances. Under US GAAP, cash and cash equivalents include cash at bank and certain liquid investments with original maturities of three months or less.

Comprehensive income statement
The requirement of SFAS 130, ‘Reporting comprehensive income’, to provide a comprehensive income statement is met under UK GAAP by the Statement of total recognised gains and losses (pages 90 and 91).

Reclassifications
Certain prior year balances have been reclassified for comparative purposes. Certain amounts previously presented in aggregate in the reconciliation of profit under US GAAP to UK GAAP have been presented separately in the current year presentation to provide more information related to these adjustments.

Sales incentives
In accordance with UK GAAP, certain amounts paid by the Group to its customers are recorded as promotional expense included in operating income. Under US GAAP, these items are recorded as a reduction in revenue. While these items do not result in a net impact to the income statement under US GAAP, the amount that would be classified as a reduction in revenue in 2004 would be £373 million (2003 – £324 million).

Variable interest entities
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

The Group has completed a review of potential VIEs and, as a consequence, has consolidated Theravance Inc. from May 2004 (see Note (c) on page 145). No other VIEs of which the Group is the primary beneficiary were identified.

Recent Financial Accounting Standards Board (FASB) pronouncements
In May 2004, the FASB issued FASB Staff Position (FSP) FAS 106-2, ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’, superseding FSP 106-1. FSP 106-2 addresses the accounting implications of the Act for an entity that sponsors a post-retirement health care plan providing prescription drug benefits. The Act introduces in the USA a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of certain post-retirement health care plans. For companies that elected for deferral under FSP 106-1, FSP 106-2 is effective for reporting periods commencing after 15th June 2004. The estimated amount of the federal subsidy is treated as a prior service gain and credited to the profit and loss account over the average service lives of the employees. Under US GAAP, this change resulted in a decrease of £71 million in the accumulated benefit obligation and a reduction of £2 million in net periodic post-retirement benefit cost for the year ended 31st December 2004.

Back to Contents

142	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP.

Profit			2003	2002
		2004	(restated)	(restated)
	Notes	£m	£m	£m

Profit attributable to shareholders under UK GAAP		4,302	4,478	3,930
Goodwill amortisation reversal including goodwill in associated undertakings	(a)	17	19	18
Amortisation and impairment of intangible assets	(b)	(1,426)	(2,292)	(4,089)
Acquisition and disposal of product rights	(b)	(210)	(105)	(181)
Capitalised interest		(17)	23	20
Tangible fixed assets		(2)	5	25
Disposal of interest in associate		(81)	–	–
Disposal of goodwill in subsidiaries		3	–	–
Product divestments		(1)	7	7
Equity investments		(30)	(31)	(8)
Recognition of cost of sales on fair value step-up of inventory		(13)	–	–
Pensions and post-retirement benefits	(f)	(162)	(122)	(138)
Stock-based compensation		(296)	(372)	(320)
Derivative instruments and hedging		33	(41)	37
Fair value of put option granted to minority shareholders	(c)	17	–	–
Guarantor obligations		19	(21)	–
Restructuring		(12)	98	37
Tax benefits on exercise of US stock options	(d)	(10)	(13)	(13)
Deferred taxation	(d)	661	787	1,178
Variable interest entities	(c)	(60)	–	–

Net income under US GAAP before cumulative effect of changes
in accounting principles		2,732	2,420	503
Cumulative effect of changes in accounting principles		–	–	(90)

Net income after cumulative effect of changes in accounting principles		2,732	2,420	413

Certain items for the year ended 31st December 2002 have been reclassified for comparative purposes.

Earnings per share under US GAAP		2004	2003	2002
		pence	pence	pence

Basic net income per share before cumulative effect of changes
in accounting principles under US GAAP		47.6	41.7	8.5
Cumulative effect of changes in accounting principles per share
under US GAAP		–	–	(1.5)
Basic net income per share after cumulative effect of changes
in accounting principles under US GAAP		47.6	41.7	7.0

Diluted net income per share before cumulative effect of changes
in accounting principles under US GAAP		47.5	41.6	8.5
Cumulative effect of changes in accounting principles per share
under US GAAP		–	–	(1.5)
Diluted net income per share after cumulative effect of changes
in accounting principles under US GAAP		47.5	41.6	7.0

Earnings per ADS under US GAAP		2004	2003	2002
		$	$	$

Basic net income per ADS before cumulative effect of changes
in accounting principles under US GAAP		1.74	1.37	0.26
Cumulative effect of changes in accounting principles per ADS
under US GAAP		–	–	(0.05)
Basic net income per ADS after cumulative effect of changes
in accounting principles under US GAAP		1.74	1.37	0.21

Diluted net income per ADS before cumulative effect of changes
in accounting principles under US GAAP		1.74	1.36	0.26
Cumulative effect of changes in accounting principles per ADS
under US GAAP		–	–	(0.05)
Diluted net income per ADS after cumulative effect of changes
in accounting principles under US GAAP		1.74	1.36	0.21

Back to Contents

Notes to the financial statements GlaxoSmithKline	143

37 Reconciliation to US accounting principles continued

Equity shareholders’ funds			2003
		2004	(restated)
	Notes	£m	£m

Equity shareholders’ funds under UK GAAP		5,925	5,059
US GAAP adjustments:
Goodwill	(a)	17,982	17,986
Product rights	(b)	13,994	15,652
Pension intangible asset	(b)	102	128
Tangible fixed assets		43	45
Capitalised interest		180	198
Marketable securities		49	84
Other investments		554	832
Fair value step-up of inventory		1	–
Pensions and other post-retirement benefits	(f)	(1,287)	(1,702)
Restructuring costs		80	92
Derivative instruments and hedging		(15)	26
Fair value of put option granted to minority shareholders	(c)	17	–
Guarantor obligations		(2)	(21)
Dividends		683	808
Deferred taxation	(e)	(4,204)	(5,071)
Variable interest entities	(c)	(60)	–

Shareholders’ equity under US GAAP		34,042	34,116

Consolidated statement of cash flows under US GAAP		2004	2003	2002
		£m	£m	£m

Net cash provided by operating activities		4,618	4,895	5,345
Net cash used in investing activities		(988)	(904)	(1,051)
Net cash used in financing activities		(3,038)	(3,051)	(4,002)

Net increase in cash and cash equivalents		592	940	292
Exchange rate movements		(93)	(36)	(42)
Cash and cash equivalents at beginning of year		1,986	1,082	832

Cash and cash equivalents at end of year		2,485	1,986	1,082

Notes to the Profit and Equity shareholders’ funds reconciliations

(a) Goodwill

The following tables set out the UK to US GAAP adjustments required to the UK GAAP statement of profit and loss and balance sheet in respect of goodwill including goodwill in respect of associated undertakings:

Income statement		2004	2003	2002
		£m	£m	£m

Amortisation under UK GAAP		(17)	(19)	(18)
Amortisation under US GAAP		–	–	–

UK to USGAAP adjustment for amortisation (including goodwill in respect of associated undertakings)		17	19	18

Balance sheet		2004	2003
		£m	£m

Goodwill under UK GAAP		139	143
Goodwill under US GAAP		18,121	18,129

UK to US GAAP adjustments		17,982	17,986

Of the £18,121 million (2003 - £18,129 million) US GAAP goodwill balance at 31st December 2004, £15,875 million (2003 - £15,875 million) is in respect of the goodwill arising on the acquisition of SmithKline Beecham by Glaxo Wellcome in 2000.

Back to Contents

144	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

The following tables present the changes in goodwill allocated to the Group’s reportable segments:

		Consumer
	Pharmaceuticals	Healthcare	Total
	£m	£m	£m

At 31st December 2002	15,679	2,481	18,160
Additions	2	–	2
Exchange adjustments	(13)	(20)	(33)

At 31st December 2003	15,668	2,461	18,129
Asset written off	(1)	–	(1)
Exchange adjustments	5	(12)	(7)

At 31st December 2004	15,672	2,449	18,121

(b) Intangible assets

The following tables set out the UK to US GAAP adjustments required to the UKGAAP statement of profit and loss and balance sheet in respect of intangible assets:

Income statement	2004	2003	2002
	£m	£m	£m

Amortisation charge under UK GAAP	94	74	60
Amortisation charge under US GAAP	1,516	1,641	1,787

UK to US GAAP adjustment for amortisation	1,422	1,567	1,727

Impairment charge under UK GAAP	22	41	46
Impairment charge under US GAAP	26	766	2,581

UK to US GAAP adjustment for impairments	4	725	2,535
Cumulative effect of change in accounting principle	–	–	(173)

UK to US GAAP adjustment for impairments for the period	4	725	2,362

Following the initial implementation of SFAS 142 in 2002, the carrying value of the brands determined to have indefinite lives were reviewed and an impairment of £173 million (£127 million net of tax) was recognised. This was recorded as a cumulative effect of a change in accounting principle.

In addition to the above adjustments for amortisation and impairments, further UK to US GAAP adjustments arose during the year of £173 million (2003 - £105 million; 2002 - £181 million) in respect of the acquisition of licences, patents etc. which are capitalised under UK GAAP but charged directly to research and development expense under US GAAP, and £37 million (2003 and 2002 – £nil) in respect of disposals of product rights which have a higher carrying value under US GAAP than under UK GAAP.

Balance sheet	2004	2003
	£m	£m

Intangible assets under UK GAAP	2,003	1,697
Intangible assets under US GAAP	16,099	17,477

UK to US GAAP adjustments	14,096	15,780
Less pensions intangible asset	(102)	(128)

Net UK to US GAAP product rights adjustments	13,994	15,652

Intangible assets under US GAAP are analysed as follows:
	2004	2003
	£m	£m

Acquired products	10,589	12,054
Licences, patents etc.	371	126
Brands	5,037	5,169
Pensions	102	128

Intangible assets under US GAAP	16,099	17,477

The following tables present details of the Group’s intangible assets, differentiating between those subject to amortisation and those which are not subject to amortisation:

	2004	2003
	£m	£m

Intangible assets subject to amortisation	11,922	13,234
Intangible assets not subject to amortisation	4,177	4,243

Intangible assets under US GAAP	16,099	17,477

Back to Contents

Notes to the financial statements GlaxoSmithKline	145

37 Reconciliation to US accounting principles continued

The following intangible assets are subject to amortisation:

	2004	2003
	Product	Product
	rights	rights
	£m	£m

Cost	21,555	21,329
Accumulated amortisation	(6,872)	(5,360)
Impairment	(2,761)	(2,735)

Net	11,922	13,234

The carrying values of certain product rights were reviewed and an impairment of £26 million has been recorded. In 2003, impairments of £658 million were recorded, of which £633 million related to Paxil which was impaired following the launch in the USA of a generic Paxil product. Fair values are determined using a discounted cash flow model.

As discussed in Note 30 ‘Legal proceedings’, a number of distributors of generic drugs have filed applications to market generic versions of a number of the Group’s products prior to the expiration of the Group’s patents. If generic versions of products are launched in future periods at earlier dates than the Group currently expects, impairments of the carrying value of the products may arise.

The estimated future amortisation expense for the next five years for intangible assets subject to amortisation as of 31st December 2004 is as follows:

Year	£m

2005	1,528
2006	1,487
2007	1,473
2008	1,472
2009	756

Total	6,716

Intangible assets which are not subject to amortisation include a pension asset of £102 million at 31st December 2004 (£128 million at 31st December 2003) and certain product rights. The intangible assets relating to product rights are analysed as follows:

	2004	2003
	£m	£m

Cost	4,652	4,693
Impairment	(577)	(578)

Net	4,075	4,115

An impairment charge of £nil was recognised during 2004 (2003 – £108 million).

(c) Theravance

In May 2004, the Group formed a strategic alliance with Theravance Inc. to develop and commercialise novel medicines across a variety of important therapeutic areas. Under the terms of the alliance, Theravance received $129 million, a significant part of which related to the Group’s purchase of Theravance shares. The Group has a call option in 2007 to further increase its ownership to over 50 per cent at a significant premium to the price paid in the 2004 transaction. Theravance’s shareholders have a put option at a lower exercise price to cause GlaxoSmithKline to acquire up to half of their outstanding stock in 2007. Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. The Group has an exclusive option to license potential new medicines from all of Theravance’s programmes until August 2007. Upon exercising its option over a Theravance programme, the Group will be responsible for the relevant development, manufacturing and commercialisation activities. Depending on the success of such programmes, Theravance will receive clinical, regulatory and commercial milestone payments and royalties on the subsequent sales of medicines. Based on the assessment performed, the Group is the primary beneficiary of Theravance, as defined by FIN 46R, and as a result Theravance has been consolidated into the Group’s US GAAP financial statements from May 2004. The net assets acquired were measured at fair value. The principal adjustment to the carrying value of the net assets in Theravance’s balance sheet prior to the acquisition was recognition of in-process research and development (IPR&D) at a valuation of £273 million. The IPR&D was written-off immediately after the acquisition in accordance with US GAAP purchase accounting. The effect of consolidating Theravance has been to decrease shareholders’ equity and net income by £60 million.

Additionally, the Group has accounted for the Theravance put option discussed above in accordance with SFAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’, which requires the Group to record the fair value of the put option as a liability. The fair value of the Theravance put option at 31st December 2004 is £69 million; as at the initial consolidation of Theravance, the value of the put option was £86 million. In accordance with SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’ the call option is not recognised in the financial statements as it is not readily convertible into cash.

Back to Contents

146	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

(d) Taxation

		2003	2002
	2004	(restated)	(restated)
Total tax expense	£m	£m	£m

UK GAAP:
Current tax expense	1,707	2,001	1,432
Deferred tax (credit)/expense	(6)	(272)	32

Total tax expense	1,701	1,729	1,464

US GAAP:
Current tax expense	1,717	2,014	1,445
Deferred tax credit	(667)	(1,059)	(1,146)

Total tax expense	1,050	955	299
Cumulative effect of changes in accounting principles	–	–	(34)

Total tax expense	1,050	955	265

UK to US GAAP adjustments:
Current tax expense	10	13	13
Deferred tax credit	(661)	(787)	(1,178)

Total tax expense	(651)	(774)	(1,165)
Cumulative effect of changes in accounting principles	–	–	(34)

Total tax expense	(651)	(774)	(1,199)

(e) Deferred taxation under US GAAP

Classification of GlaxoSmithKline’s deferred taxation liabilities and assets under US GAAP is as follows:
		2003
	2004	(restated)
	£m	£m

Liabilities
Stock valuation adjustment	(51)	(52)

Current deferred taxation liabilities	(51)	(52)

Accelerated capital allowances	(664)	(689)
Product rights	(4,454)	(4,917)
Other timing differences	66	(229)

Total deferred taxation liabilities	(5,103)	(5,887)

Assets
Intra-Group profit	594	485
Other timing differences	675	607

Current deferred taxation assets	1,269	1,092

Asset disposal	(31)	(59)
Pensions and other post-retirement benefits	57	86
Tax losses	20	94
Manufacturing restructuring	66	132
Legal and other disputes	157	167
Other timing differences	188	127

Total deferred taxation assets	1,726	1,639

Net deferred taxation under US GAAP	(3,377)	(4,248)
Net deferred taxation under UK GAAP	827	823

UK to US GAAP adjustment	(4,204)	(5,071)

Back to Contents

Notes to the financial statements GlaxoSmithKline	147

37 Reconciliation to US accounting principles continued

(f) Pensions and post-retirement costs under US GAAP

	2004	2003	2002
	£m	£m	£m

UK pension schemes	225	278	103
US pension schemes	54	79	67
Other overseas pension schemes	77	83	51
Unfunded post-retirement healthcare schemes	96	118	78
Post-employment costs	18	24	40

	470	582	339

Analysed as:
Funded defined benefit/hybrid schemes	298	389	149
Unfunded defined benefit schemes	37	26	48
Defined contribution schemes	21	25	24
Unfunded post-retirement healthcare schemes	96	118	78
Post-employment costs	18	24	40

	470	582	339

The disclosures below include the additional information required by SFAS 132R. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Pension costs in 2004 of £5 million (2003 – £9 million; 2002 – £12 million), in respect of minor retirement plans, which have not been recalculated in accordance with the requirements of SFAS 87, have been excluded.

	2004	2003	2002
Net periodic pension cost for the major retirement plans	£m	£m	£m

Service cost	213	211	219
Interest cost	400	392	388
Expected return on plan assets	(431)	(408)	(470)
Amortisation of prior service cost	14	17	20
Amortisation of transition obligation	2	3	(6)
Amortisation of net actuarial loss	115	79	3

Net periodic pension cost under US GAAP	313	294	154

Termination benefits and curtailment costs	13	112	56
Adjustment for change in accounting principle	–	–	(62)

During 2002, the Group decided to align the measurement date for all of its pension plans. As certain of the Group’s pension plans had a measurement date for pension assets and liabilities of 30th September, the Group elected to change the measurement date for these plans from 30th September to 31st December.

	2004	2003	2002
Major assumptions used in computing pension costs	%pa	%pa	%pa

Rates of future pay increases	4.25	4.25	4.25
Discount rate	5.25	5.50	6.00
Expected long-term rates of return on plan assets	7.00	7.50	7.75

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

Estimated future benefit payments			£m

2005			297
2006			306
2007			317
2008			330
2009			346
2010–2014			2,011

Back to Contents

148	GlaxoSmithKline Notes to the financial statements

37 Reconciliation to US accounting principles continued

	2004	2003
Change in benefit obligation	£m	£m

Benefit obligation at beginning of year	7,866	6,760
Amendments	2	(20)
Service cost	213	211
Interest cost	400	392
Plan participants’ contributions	15	16
Actuarial loss	137	899
Benefits paid	(345)	(328)
Termination benefits and curtailment costs	5	92
Exchange	(122)	(156)

Benefit obligation at end of year	8,171	7,866

Benefit obligation at end of year for pension plans with accumulated benefit obligations in excess of plan assets	5,554	6,960

The accumulated benefit obligation at 31st December 2004 was £7,691 million (31st December 2003 – £7,391 million).

	2004	2003
Change in plan assets	£m	£m

Fair value of plan assets at beginning of year	5,968	4,855
Actual return on plan assets	651	979
Employer contributions	465	596
Plan participants’ contributions	15	16
Benefits paid	(345)	(328)
Exchange	(64)	(150)

Fair value of plan assets at end of year	6,690	5,968

Fair value of plan assets at end of year for pension plans with accumulated benefit obligations in excess of plan assets	4,519	5,525

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, securities linked to the UK Retail Prices Index and property. At 31st December 2004 UK equities included 0.3 million GlaxoSmithKline shares (2003 – 0.5 million shares) with a market value of £4 million (2003 – £7 million).

Normal employer contributions are expected to be approximately £360 million in 2005.

	2004	2003
Funded status	£m	£m

Funded status	(1,481)	(1,898)
Unrecognised net actuarial loss	1,900	2,123
Unrecognised prior service cost	75	96
Unrecognised transition obligation	24	26

Net amount recognised	518	347

	2004	2003
Amounts recognised in the statement of financial position	£m	£m

Prepaid benefit cost	365	18
Accrued pension liability	(1,065)	(1,471)
Intangible asset	102	128
Accumulated other comprehensive income	1,116	1,672

Net amount recognised	518	347

Back to Contents

Notes to the financial statements GlaxoSmithKline	149

37 Reconciliation to US accounting principles continued

Post-retirement healthcare under US GAAP

The post-retirement healthcare costs of the UK, US and major overseas post-retirement healthcare schemes have been restated in the following tables in accordance with US GAAP. Costs in 2004 of £nil (2003 – £13 million, 2002 – £nil), which have not been recalculated, have been excluded.

	2004	2003	2002
Net healthcare cost	£m	£m	£m

Service cost	32	29	23
Interest cost	55	64	53
Amortisation of prior service cost	(1)	(2)	(1)
Amortisation of net actuarial loss	11	14	3

Net healthcare cost	97	105	78

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa

Rate of future healthcare inflation	9.0 to 5.0	10.0 to 5.0	11.0 to 5.0
Discount rate	5.75	6.25	6.75

The rate of future healthcare inflation reflects the fact that the benefits of certain groups of participants are capped.

	2004	2003
Change in benefit obligation	£m	£m

Benefit obligation at beginning of year	975	830
Amendments	–	(3)
Service cost	32	29
Interest cost	55	64
Plan participants’ contributions	8	8
Actuarial loss	6	192
Benefits paid	(47)	(49)
Exchange	(64)	(96)

Benefit obligation at end of year	965	975

Change in plan assets

Fair value of plan assets at beginning of year	–	–
Employer and plan participants’ contributions	47	49
Benefits paid	(47)	(49)

Fair value of plan assets at end of year	–	–

Funded status

Funded status	(965)	(975)
Unrecognised net actuarial loss	340	371
Unrecognised prior service cost	(14)	(17)

Accrued post-retirement healthcare cost	(639)	(621)

	1% decrease	1% increase
Impact of a one per cent variation in the rate of future healthcare inflation	£m	£m

Effect on total service and interest cost	(7)	8
Effect on provision for post-retirement benefits	(75)	82

Back to Contents

150	GlaxoSmithKline Notes to the financial statements

38 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2004. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary undertaking	Segment	Activity	%

England	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	+GlaxoSmithKline Finance plc	Ph,CH	f

	Brentford	GlaxosmithKline Capital plc	Ph	f
	Brentford	SmithKline Beecham p.l.c.	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Greenford	Glaxo Group Limited	Ph	h
	Greenford	Glaxo Operations UK Limited	Ph	p
	Brentford	Glaxo Wellcome International B.V. (Footnote (i))	Ph,CH	h
	Brentford	Glaxo Wellcome Investments B.V. (Footnote (i))	Ph,CH	h
	Stockley Park	Glaxo Wellcome UK Limited	Ph	h m p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	SmithKline Beecham (Investments) Limited	Ph,CH	f
	Brentford	SmithKline Beecham (SWG) Limited	CH	e m
	Brentford	SmithKline Beecham Research Limited	Ph	m
	Brentford	Stafford-Miller Limited	CH	m p
	Greenford	The Wellcome Foundation Limited	Ph	p
	Brentford	Setfirst (No. 2) Limited	Ph,CH	f h
(formerly GlaxoSmithKline Luxembourg S.A.) (Footnote (ii))

Austria	Vienna	GlaxoSmithKline Pharma G.m.b.H	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r
	Rixensart	GlaxoSmithKline Biologicals Manufacturing S.A.	Ph	h

Guernsey	St. Peter Port	SmithKline Beecham Limited	Ph,CH	i

Denmark	Ballerup	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S	Ph	m
	Marly le Roi	Glaxo Wellcome Production S.A.S	Ph	m p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co KG	CH	d h m p r s
	Buehl	GlaxoSmithKline Healthcare GmbH	CH	h

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	h m

Hungary	Budapest	GlaxoSmithKline Kft	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p A.	CH	h m

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.	Ph,CH	f h

Back to Contents

Notes to the financial statements GlaxoSmithKline	151

38 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	m p	97
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.zo.o.	CH	m e

Portugal	Lisbon	GlaxoSmithKline-Produtos Farmaceuticos Lda	Ph	m

Republic of	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (Footnote (iii))	CH	m
Ireland	Carrigaline	SmithKline Beecham (Cork) Limited (Footnote (iii))	Ph	p
	Carrigaline	SmithKline Beecham (Manufacturing) Limited (Footnote (iii))	Ph	p

Spain	Tres Cantos	GlaxoSmithKline, S.A.	Ph	m
	Aranda de Duero	GlaxoSmithKline, S.A.	Ph	p
	Alcala de Henares	SmithKline Beecham S.A.	Ph	p

Sweden	Mölndal	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline Investments (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m
	Zug	Adechsa GmbH	Ph	e

USA

USA	Philadelphia	SmithKline Beecham Corporation	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc	CH	h m p
	Wilmington	GlaxoSmithKline Financial Inc	Ph	f
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc	Ph,CH	h

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc	Ph,CH	m p r

Asia Pacific

Australia	Boronia	Glaxo Wellcome Australia Pty Ltd	Ph,CH	d e m p r

China	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	d m p r	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	59
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (Footnote (iv))	CH	m p	40

Malaysia	Petaling Jaya
	Selangor	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
Darul Ehsan

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc.	Ph,CH	m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd	Ph	m

South Korea	Seoul	GlaxoSmithKline Korea	Ph	m p

Taiwan	Taipei	Glaxo Wellcome Taiwan Limited	Ph	m p

Back to Contents

152	GlaxoSmithKline Notes to the financial statements

38 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p r	85

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Ltda	Ph,CH	m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Mexico	Mexico City	GlaxoSmithKline Mexico, S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m
	San Juan	SB Pharmco Puerto Rico Inc.	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela C.A.	Ph,CH	m

Middle East&
Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	90

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Ltd	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph	m p

USA	Location	Associated undertaking	Business		%

USA	Teterboro	Quest Diagnostics Incorporated (Footnote (v)).	Clinical testing		19

Footnotes
(i)	Incorporated in the Netherlands

(ii)	Originally incorporated in Luxembourg, now registered in Guernsey.

(iii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland)

(iv)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of dominant influence

(v)	Equity accounted on the grounds of significant influence

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies.

Back to Contents

GlaxoSmithKline	153

Investor information

This section includes the financial record presenting historical information prepared under UK GAAP. In addition, historical information restated in accordance with International Financial Reporting Standards is presented. This section also discusses shareholder return – the return to shareholders in the form of dividends and share price movements – and provides other information for shareholders.

Financial record
Information prepared under UK GAAP
154	Quarterly trend
160	Five year record

Financial information under International Financial
Reporting Standards (IFRS)
163	Background
164	IFRS accounting policies
167	IFRS adjustments
169	IFRS pharmaceutical turnover - total Group
170	IFRS Consolidated income statement
172	IFRS Consolidated balance sheet
172	IFRS Consolidated statement of recognised income and expense
173	IFRS Consolidated cash flow statement

174	Shareholder return
175	Shareholder information
176	Share capital
178	Taxation information for shareholders

Back to Contents

154	GlaxoSmithKline

Financial record
Quarterly trend

An unaudited analysis is provided by quarter of the Group results in sterling for the financial year 2004. The analysis comprises statutory results, business performance results and pharmaceutical sales by therapeutic area.

Profit and loss account – statutory	12 months 2004	Q4 2004

£m	CER %	£%	£m	CER %	£%

Turnover – Pharmaceuticals	17,146	1	(6)	4,487	3	(1)
– Consumer Healthcare	3,213	3	(1)	846	1	(2)

Total turnover	20,359	1	(5)	5,333	3	(1)
Cost of sales	(4,309)	(1)	(5)	(1,158)	(4)	(7)
Selling, general and administrative expenditure	(7,061)	(2)	(7)	(2,047)	4	2
Research and development expenditure	(2,839)	7	2	(846)	7	3

Operating costs	(14,209)	(4,051)

Trading profit – Pharmaceuticals	5,530	1,110
– Consumer Healthcare	620	172

Total trading profit	6,150	5	(6)	1,282	5	(2)
Other operating income/(expense)	(60)	40

Operating profit	6,090	6	(4)	1,322	24	16

Share of profits/(losses) of joint ventures and associated undertakings	95	23
Business disposals	(1)	(1)
Profit on disposal of interests in associates	138	97

Profit before interest	6,322	1,441
Net interest payable	(203)	(51)

Profit on ordinary activities before taxation	6,119	8	(3)	1,390	34	24
Taxation	(1,701)	(401)

Profit on ordinary activities after taxation	4,418	7	(4)	989	30	21
Equity minority interests	(114)	(28)
Preference share dividends	(2)	–

Earnings (Profit attributable to shareholders)	4,302	7	(4)	961	30	21

Basic earnings per share	75.0	p	8	(3)	16.8	p	31	22

Profit and loss account – business performance

Turnover – Pharmaceuticals	17,146	1	(6)	4,487	3	(1)
– Consumer Healthcare	3,213	3	(1)	846	1	(2)

Total turnover	20,359	1	(5)	5,333	3	(1)
Cost of sales	(4,309)	7	3	(1,158)	7	4
Selling, general and administrative expenditure	(7,061)	(2)	(7)	(2,047)	6	4
Research and development expenditure	(2,839)	8	2	(846)	8	4

Operating costs	(14,209)	(4,051)

Trading profit – Pharmaceuticals	5,530	1,110
– Consumer Healthcare	620	172

Total trading profit	6,150	(1)	(11)	1,282	(7)	(13)
Other operating income/(expense)	(60)	40

Operating profit	6,090	–	(10)	1,322	8	1

Share of profits/(losses) of joint ventures and associated undertakings	95	23
Business disposals	(1)	(1)
Profit on disposal of interest in associates	138	97

Profit before interest	6,322	1,441
Net interest payable	(203)	(51)

Profit on ordinary activities before taxation	6,119	2	(9)	1,390	17	8
Taxation	(1,701)	(401)

Profit on ordinary activities after taxation	4,418	1	(9)	989	14	6
Equity minority interests	(114)	(28)
Preference share dividends	(2)	–

Adjusted earnings (Profit attributable to shareholders)	4,302	1	(10)	961	14	6

Adjusted earnings per share	75.0	p	16.8	p

Back to Contents

Financial record GlaxoSmithKline	155

9 months 2004	Q3 2004	6 months 2004	Q2 2004	Q1 2004

£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

12,659	–	(7)	4,213	(1)	(9)	8,446	1	(6)	4,266	1	(7)	4,180	1	(6)
2,367	4	(1)	806	3	(3)	1,561	5	–	798	4	(1)	763	6	1

15,026	1	(6)	5,019	–	(8)	10,007	2	(6)	5,064	2	(6)	4,943	2	(5)
(3,151)	–	(5)	(1,096)	2	(3)	(2,055)	(2)	(6)	(1,031)	1	(3)	(1,024)	(4)	(8)
(5,014)	(4)	(10)	(1,647)	(10)	(15)	(3,367)	(1)	(8)	(1,641)	(3)	(12)	(1,726)	2	(3)
(1,993)	7	1	(682)	6	–	(1,311)	7	2	(680)	9	4	(631)	5	–

(10,158)	(3,425)	(6,733)	(3,352)	(3,381)

4,420	1,412	3,008	1,557	1,451
448	182	266	155	111

4,868	5	(6)	1,594	7	(7)	3,274	4	(6)	1,712	4	(5)	1,562	4	(8)
(100)	(33)	(67)	(102)	35

4,768	2	(9)	1,561	7	(7)	3,207	–	(10)	1,610	(7)	(14)	1,597	7	(4)

72	22	50	28	22
–	–	–	–	–
41	–	41	41	–

4,881	1,583	3,298	1,679	1,619
(152)	(61)	(91)	(48)	(43)

4,729	2	(9)	1,522	6	(8)	3,207	–	(9)	1,631	(6)	(13)	1,576	7	(5)
(1,300)	(418)	(882)	(449)	(433)

3,429	2	(9)	1,104	6	(8)	2,325	–	(9)	1,182	(5)	(13)	1,143	7	(6)
(86)	(39)	(47)	(25)	(22)
(2)	–	(2)	–	(2)

3,341	2	(9)	1,065	6	(9)	2,276	–	(9)	1,157	(5)	(13)	1,119	7	(6)

58.2	p	3	(8)	18.7	p	7	(7)	39.5	p	1	(8)	20.1	p	(4)	(12)	19.4	p

12,659	–	(7)	4,213	(1)	(9)	8,446	1	(6)	4,266	1	(7)	4,180	1	(6)
2,367	4	(1)	806	3	(3)	1,561	5	–	798	4	(1)	763	6	1

15,026	1	(6)	5,019	–	(8)	10,007	2	(6)	5,064	2	(6)	4,943	2	(5)
(3,151)	7	3	(1,096)	8	3	(2,055)	6	2	(1,031)	9	4	(1,024)	4	–
(5,014)	(4)	(10)	(1,647)	(12)	(16)	(3,367)	–	(7)	(1,641)	(3)	(12)	(1,726)	2	(3)
(1,993)	8	2	(682)	6	–	(1,311)	8	3	(680)	11	6	(631)	6	–

(10,158)	(3,425)	(6,733)	(3,352)	(3,381)

4,420	1,412	3,008	1,557	1,451
448	182	266	155	111

4,868	1	(10)	1,594	5	(9)	3,274	(1)	(11)	1,712	(1)	(9)	1,562	(2)	(13)
(100)	(33)	(67)	(102)	35

4,768	(2)	(13)	1,561	5	(9)	3,207	(6)	(14)	1,610	(12)	(18)	1,597	1	(10)

72	22	50	28	22
–	–	–	–	–
41	–	41	41	–

4,881	1,583	3,298	1,679	1,619
(152)	(61)	(91)	(48)	(43)

4,729	(2)	(13)	1,522	4	(10)	3,207	(5)	(14)	1,631	(10)	(17)	1,576	1	(11)
(1,300)	(418)	(882)	(449)	(433)

3,429	(2)	(13)	1,104	4	(10)	2,325	(5)	(14)	1,182	(9)	(17)	1,143	–	(11)
(86)	(39)	(47)	(25)	(22)
(2)	–	2	–	(2)

3,341	(2)	(13)	1,065	4	(11)	2,276	(5)	(14)	1,157	(10)	(17)	1,119	–	(11)

58.2	p	18.7	p	39.5	p	20.1	p	19.4	p

Back to Contents

156	GlaxoSmithKline Financial record

Pharmaceutical turnover – total Group
		Q4 2004			Q3 2004			Q2 2004			Q1 2004

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	1,173	4	–	1,070	10	1	1,086	6	(1)	1,086	7	(1)
Seretide/Advair,
Flixotide/Flovent, Serevent	920	5	2	832	10	2	852	12	5	824	8	1
Seretide/Advair	668	13	8	609	20	10	603	22	14	581	22	13
Flixotide/Flovent	167	(8)	(10)	141	(8)	(15)	156	(3)	(10)	154	(9)	(14)
Serevent	85	(17)	(17)	82	(13)	(19)	93	(9)	(15)	89	(21)	(26)
Flixonase/Flonase	143	5	(1)	145	28	14	133	(11)	(19)	157	11	(1)

Central Nervous System	837	(9)	(13)	835	(26)	(33)	877	(17)	(24)	914	(8)	(17)
Seroxat/Paxil	242	(23)	(26)	246	(51)	(55)	284	(41)	(45)	291	(36)	(41)
Paxil IR	144	(34)	(35)	144	(65)	(67)	189	(54)	(56)	190	(51)	(53)
Paxil CR	98	1	(6)	102	4	(7)	95	21	8	101	37	20
Wellbutrin	164	(24)	(28)	173	(30)	(38)	193	(7)	(16)	221	17	2
Wellbutrin IR, SR	30	(85)	(84)	45	(79)	(82)	76	(64)	(67)	133	(30)	(38)
Wellbutrin XL	134	>100	>100	128	>100	>100	117	>100	–	88	>100	>100
Imigran/Imitrex	177	–	(6)	175	(3)	(12)	158	(9)	(17)	172	4	(6)
Lamictal	182	31	25	172	29	19	171	38	27	153	29	18
Requip	32	23	19	29	22	12	29	29	21	26	24	18

Anti-virals	606	8	4	597	11	2	595	6	(2)	562	6	(2)
HIV	375	6	2	372	8	(1)	368	2	(6)	348	–	(7)
Combivir	147	4	–	144	7	(1)	141	–	(7)	139	4	(3)
Trizivir	75	(12)	(15)	79	(6)	(14)	87	(7)	(15)	81	(8)	(14)
Epivir	73	8	4	73	6	(3)	77	11	4	71	4	(4)
Ziagen	38	1	(3)	42	7	(2)	37	(2)	(12)	38	(7)	(12)
Retrovir	11	8	–	11	5	–	11	–	(8)	10	(4)	(9)
Agenerase, Lexiva	21	66	62	18	>100	>100	15	>100	88	9	9	–
Herpes	183	14	8	179	15	5	182	10	2	174	23	15
Valtrex	146	20	13	147	27	15	145	19	10	133	31	21
Zovirax	37	(6)	(10)	32	(21)	(24)	37	(15)	(20)	41	3	–
Zeffix	34	–	–	33	13	3	33	14	3	30	4	(3)

Anti-bacterials	396	(20)	(22)	353	(10)	(16)	386	(1)	(8)	426	(4)	(9)
Augmentin	170	(30)	(32)	156	(7)	(12)	178	6	(1)	204	–	(6)
Augmentin IR	135	(17)	(19)	125	(9)	(13)	134	11	6	139	(3)	(6)
Augmentin ES	5	(93)	(90)	14	32	17	22	(18)	(30)	33	(15)	(25)
Augmentin XR	30	(12)	(17)	17	(12)	(19)	22	(10)	–	32	41	23
Zinnat/Ceftin	58	(15)	(17)	45	(16)	(21)	52	1	(5)	63	2	(2)

Metabolic	324	18	11	320	25	13	339	52	38	270	16	4
Avandia/Avandamet	287	21	14	284	31	18	307	59	45	238	18	5

Vaccines	350	23	21	328	22	15	278	4	(2)	240	(6)	(9)
Hepatitis	109	10	7	102	7	–	105	6	(1)	90	(11)	(16)
Infanrix/Pediarix	100	35	32	95	22	14	86	(9)	(16)	76	6	1

Oncology and emesis	229	5	(1)	246	9	(1)	237	(5)	(13)	222	(1)	(10)
Zofran	190	7	2	201	12	1	192	2	(7)	180	10	(1)
Hycamtin	24	(7)	(8)	26	–	(10)	25	(5)	(14)	24	1	(8)

Cardiovascular and urogenital	280	50	44	233	14	3	220	35	24	200	27	16
Coreg	115	29	20	110	29	13	113	50	35	94	27	12
Levitra	12	78	71	11	(53)	(56)	9	>100	>100	17	>100	>100
Avodart	23	>100	>100	17	>100	>100	14	>100	>100	10	>100	>100

Other	292	8	4	231	(13)	(20)	248	(14)	(19)	260	(6)	(12)
Zantac	69	(6)	(9)	66	(12)	(18)	70	(15)	(21)	68	(14)	(18)

Total	4,487	3	(1)	4,213	(1)	(9)	4,266	1	(7)	4,180	1	(6)

Pharmaceutical turnover includes co-promotion income.

Back to Contents

Financial record GlaxoSmithKline	157

Pharmaceutical turnover – US

		Q4 2004			Q3 2004			Q2 2004			Q1 2004

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	568	7	–	556	15	2	511	3	(8)	548	10	(4)
Seretide/Advair
Flixotide/Flovent, Serevent	458	8	–	431	12	(1)	405	9	(2)	416	7	(6)
Seretide/Advair	367	16	8	342	22	8	304	18	6	317	24	9
Flixotide/Flovent	64	(11)	(17)	59	(13)	(23)	65	(6)	(16)	63	(18)	(28)
Serevent	27	(25)	(29)	30	(22)	(32)	36	(20)	(28)	36	(36)	(44)
Flixonase/Flonase	105	2	(4)	119	32	16	100	(15)	(24)	126	22	7

Central Nervous System	536	(6)	(12)	544	(32)	(40)	579	(20)	(28)	612	(11)	(22)
Seroxat/Paxil	108	(20)	(25)	117	(64)	(68)	146	(52)	(57)	148	(48)	(55)
Paxil IR	13	(69)	(68)	17	(92)	(93)	53	(77)	(79)	48	(77)	(80)
Paxil CR	95	(1)	(8)	100	2	(9)	93	20	7	100	36	19
Wellbutrin	159	(24)	(28)	168	(30)	(38)	191	(5)	(15)	217	18	3
Wellbutrin IR, SR	25	(87)	(86)	41	(81)	(83)	75	(63)	(67)	129	(29)	(39)
Wellbutrin XL	134	>100	>100	127	>100	>100	116	>100	–	88	>100	>100
Imigran/Imitrex	130	5	(2)	127	(5)	(15)	109	(11)	(21)	126	3	(9)
Lamictal	113	58	47	106	42	26	104	55	41	91	39	20
Requip	15	40	36	13	21	–	13	25	8	12	20	9

Anti-virals	291	12	4	307	19	6	296	12	(1)	271	6	(7)
HIV	186	7	–	198	13	1	191	6	(5)	172	(8)	(19)
Combivir	70	3	(4)	73	12	(1)	69	3	(8)	68	(2)	(14)
Trizivir	38	(12)	(19)	47	(4)	(13)	49	(6)	(18)	43	(16)	(26)
Epivir	32	–	(3)	35	6	(8)	39	17	8	33	(6)	(20)
Ziagen	17	(6)	(11)	20	3	(9)	18	(4)	(14)	18	(13)	(25)
Retrovir	4	(3)	–	5	12	–	4	1	(20)	4	(10)	(20)
Agenerase, Lexiva	15	76	50	13	>100	>100	12	>100	>100	6	17	–

Herpes	95	24	14	99	32	16	97	25	13	89	43	25
Valtrex	92	23	14	96	34	19	95	28	14	86	38	21
Zovirax	3	93	50	3	(19)	(25)	2	(45)	(33)	3	>100	>100
Zeffix	3	6	–	3	30	50	2	4	(33)	3	34	50

Anti-bacterials	85	(45)	(49)	71	(25)	(34)	89	(13)	(21)	111	(8)	(20)
Augmentin	50	(55)	(57)	42	(14)	(22)	53	(2)	(12)	78	8	(6)
Augmentin IR	19	(41)	(42)	14	(31)	(36)	11	67	57	15	36	15
Augmentin ES	3	(95)	(94)	13	26	8	21	(22)	(30)	32	(17)	(28)
Augmentin XR	28	(15)	(20)	15	(18)	(29)	21	2	(8)	31	39	21
Zinnat/Ceftin	2	(43)	(67)	1	(77)	(75)	2	(44)	(50)	4	(50)	(50)

Metabolic	218	17	9	216	24	10	233	56	40	185	11	(3)
Avandia/Avandamet	218	17	9	216	24	10	233	56	40	185	11	(3)

Vaccines	79	30	22	67	9	(4)	67	2	(8)	55	(14)	(25)
Hepatitis	34	(6)	(13)	34	1	(13)	35	16	3	31	(23)	(31)
Infanrix, Pediarix	40	63	54	33	20	6	32	(9)	(18)	24	1	(14)

Oncology and emesis	165	6	(1)	182	13	–	172	(7)	(17)	160	(2)	(14)
Zofran	140	10	3	152	16	3	141	1	(9)	132	12	(3)
Hycamtin	15	(14)	(21)	17	(6)	(19)	16	(10)	(24)	16	4	(6)

Cardiovascular and urogenital	151	36	27	142	2	(9)	141	44	28	129	34	17
Coreg	114	33	24	108	33	17	112	55	38	91	29	12
Levitra	5	>100	>100	3	(82)	(85)	1	–	–	11	–	–
Avodart	11	>100	>100	10	77	67	7	>100	–	6	>100	>100

Other	21	33	31	21	(2)	(19)	24	(5)	(11)	22	(15)	(27)
Zantac	16	23	14	17	10	(6)	20	–	(9)	17	(17)	(26)

Total	2,114	4	(3)	2,106	(4)	(15)	2,112	–	(10)	2,093	1	(12)

Pharmaceutical turnover includes co-promotion income.

Back to Contents

158	GlaxoSmithKline Financial record

Pharmaceutical turnover – Europe

		Q4 2004			Q3 2004			Q2 2004			Q1 2004

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	403	(2)	(1)	358	7	4	403	11	7	374	5	6
Seretide/Advair
Flixotide/Flovent, Serevent	328	(1)	8	295	11	8	329	16	13	301	9	9
Seretide/Advair	238	7	8	213	21	17	240	29	25	211	18	19
Flixotide/Flovent	50	(13)	(12)	43	(5)	(9)	48	(6)	(8)	48	(6)	(8)
Serevent	40	(22)	(22)	39	(11)	(11)	41	(12)	(15)	42	(8)	(9)
Flixonase/Flonase	14	5	8	12	7	–	19	5	6	14	10	8

Central Nervous System	183	(19)	(18)	181	(10)	(12)	191	(7)	(10)	193	(6)	(5)
Seroxat/Paxil	55	(38)	(37)	58	(32)	(35)	67	(29)	(30)	71	(27)	(27)
Paxil IR	55	(38)	(37)	58	(32)	(35)	67	(29)	(30)	71	(27)	(27)
Paxil CR	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	1	>100	>100	–	–	–	–	–	–	–	–	–
Wellbutrin IR, SR	1	>100	>100	–	–	–	–	–	–	–	–	–
Wellbutrin XL	–	–	–	–	–	–	–	–	–	–	–	–
Imigran/Imitrex	35	(15)	(15)	36	2	–	36	2	(3)	35	6	6
Lamictal	58	(2)	–	54	10	8	56	17	12	51	15	16
Requip	15	8	7	14	22	17	14	32	27	13	28	30

Anti-virals	189	3	3	170	(1)	(4)	183	(3)	(6)	183	6	7
HIV	146	2	3	132	–	(4)	141	(1)	(5)	140	9	9
Combivir	60	6	5	54	3	2	56	1	(5)	56	13	14
Trizivir	32	(15)	(14)	30	(10)	(14)	34	(10)	(11)	34	3	3
Epivir	30	10	11	27	5	–	29	8	4	29	16	16
Ziagen	16	4	7	14	(3)	(7)	15	(4)	(6)	15	(3)	–
Retrovir	4	14	–	4	(3)	–	4	4	–	4	2	–
Agenerasee, Lexiva	4	65	100	3	28	–	3	(9)	–	2	2	–
Herpes	35	2	3	31	(8)	(14)	35	(12)	(15)	37	(2)	–
Valtrex	23	12	15	22	6	–	23	(4)	(8)	22	12	16
Zovirax	12	(13)	(14)	9	(31)	(36)	12	(23)	(25)	15	(17)	(17)
Zeffix	6	13	20	6	37	50	5	38	25	5	24	25

Anti-bacterials	184	(11)	(11)	154	(8)	(10)	169	3	(2)	194	(5)	(5)
Augmentin	78	(12)	(11)	63	(14)	(17)	75	5	1	82	(12)	(13)
Augmentin IR	76	(13)	(13)	62	(16)	(18)	74	2	–	81	(13)	(14)
Augmentin ES	–	–	–	–	–	–	–	–	–	–	–	–
Augmentin XR	2	>100	100	1	>100	–	1	>100	>100	1	>100	>100
Zinnat/Ceftin	36	(17)	(14)	25	1	(4)	31	14	7	41	9	11

Metabolic	37	13	12	36	15	9	31	26	24	31	25	24
Avandia/Avandamet	29	32	32	27	49	42	25	47	47	22	83	83

Vaccines	156	20	21	150	17	14	116	(5)	(9)	101	(6)	(6)
Hepatitis	56	19	17	52	17	16	51	(3)	(7)	42	(5)	(5)
Infanrix/Pediarix	48	23	30	41	14	8	38	(4)	(10)	35	13	17

ONCOLOGY AND EMESIS	42	2	2	42	6	5	44	7	2	42	8	8
Zofran	32	–	–	32	4	–	34	7	6	32	8	7
Hycamtin	8	15	33	7	14	17	7	11	–	7	14	17

Cardiovascular and urogenital	96	100	100	64	53	45	53	29	26	49	16	17
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	6	47	50	5	99	67	5	>100	>100	5	93	>100
Avodart	10	>100	>100	7	>100	>100	6	>100	>100	4	>100	>100

Other	107	20	19	67	(13)	(16)	73	(16)	(20)	79	(14)	(16)
Zantac	17	(22)	(26)	17	(26)	(23)	18	(18)	(25)	20	(22)	(20)

Total	1,397	2	2	1,222	3	–	1,263	2	(2)	1,246	–	–

Pharmaceutical turnover includes co-promotion income.

Back to Contents

Financial record GlaxoSmithKline	159

Pharmaceutical turnover – International

		Q4 2004			Q3 2004			Q2 2004			Q1 2004

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	202	8	5	156	–	(7)	172	9	4	164	(1)	(2)
Seretide/Advair
Flixotide/Flovent, Serevent	134	13	11	106	3	(3)	118	14	9	107	13	14
Seretide/Advair	63	21	15	54	5	–	59	17	11	53	18	20
Flixotide/Flovent	53	3	2	39	(3)	(7)	43	4	(2)	43	5	8
Serevent	18	22	29	13	14	–	16	45	45	11	16	10
Flixonase/Flonase	24	23	9	14	14	17	14	3	(7)	17	(38)	(39)

Central Nervous System	118	(10)	(12)	110	(7)	(13)	107	(15)	(18)	109	6	5
Seroxat/Paxil	79	(13)	(16)	71	(11)	(14)	71	(13)	(17)	72	11	9
Paxil IR	76	(16)	(18)	69	(13)	(17)	69	(15)	(19)	71	10	8
Paxil CR	3	>100	>100	2	>100	–	2	>100	100	1	>100	>100
Wellbutrin	4	(29)	(33)	5	(8)	(29)	2	(78)	(67)	4	(28)	(33)
Wellbutrin IR, SR	4	(34)	(33)	4	(18)	(43)	1	(86)	(83)	4	(36)	(33)
Wellbutrin XL	–	–	–	1	>(100)	–	1	–	–	–	–	–
Imigran/Imitrex	12	(2)	(14)	12	(2)	(8)	13	(16)	(13)	11	–	–
Lamictal	11	14	–	12	12	9	11	10	–	11	11	10
Requip	2	23	–	2	43	100	2	39	100	1	35	–

Anti-virals	126	7	5	120	10	1	116	5	(1)	108	5	–
HIV	43	13	8	42	11	2	36	(4)	(10)	36	12	6
Combivir	17	3	–	17	–	(11)	16	(13)	(11)	15	8	(6)
Trizivir	5	12	25	2	(2)	(33)	4	5	–	4	52	33
Epivir	11	31	10	11	11	10	9	1	(10)	9	15	13
Ziagen	5	18	–	8	54	33	4	13	(20)	5	14	25
Retrovir	3	16	–	2	4	–	3	(8)	–	2	(1)	–
Agenerase,Lexiva	2	(10)	100	2	>100	100	–	–	–	1	(19)	–
Herpes	53	5	–	49	2	–	50	4	(2)	48	13	12
Valtrex	31	18	11	29	19	16	27	15	13	25	27	25
Zovirax	22	(9)	(12)	20	(15)	(17)	23	(7)	(15)	23	1	–
Zeffix	25	(4)	(4)	24	7	(8)	26	10	4	22	(1)	(12)

Anti-bacterials	127	(3)	(7)	128	(1)	(9)	128	3	(4)	121	4	(2)
Augmentin	42	(6)	(13)	51	14	9	50	19	11	44	10	7
Augmentin IR	40	(5)	(15)	49	12	7	49	17	9	43	7	5
Augmentin ES	2	(12)	100	1	>100	–	1	>100	>100	1	>100	>100
Augmentin XR	–	–	–	1	>100	–	–	–	–	–	–	–
Zinnat/Ceftin	20	(3)	(9)	19	(24)	(30)	19	(8)	(14)	18	10	(5)

Metabolic	69	23	19	68	35	28	75	53	42	54	29	23
Avandia, Avandamet	40	40	33	41	73	64	49	90	75	31	43	35

Vaccines	115	24	20	111	40	35	95	19	12	84	1	–
Hepatitis	19	21	27	16	(5)	(11)	19	16	12	17	3	(6)
Infanrix/Pediarix	12	14	(8)	21	47	50	16	(16)	(24)	17	–	–

Oncology and emesis	22	2	(4)	22	(11)	(19)	21	(2)	(9)	20	(9)	(9)
Zofran	18	1	(5)	17	(9)	(11)	17	2	(11)	16	(1)	–
Hycamtin	1	(9)	–	2	15	–	2	(15)	100	1	(51)	(67)

Cardiovascular and urogenital	33	22	18	27	15	4	26	9	–	22	15	10
Coreg	1	(52)	(75)	2	(53)	(60)	1	(47)	(67)	3	(18)	–
Levitra	1	40	–	3	47	50	3	>100	>100	1	–	–
Avodart	2	>100	–	–	–	–	1	>100	–	–	–	–

Other	164	–	(6)	143	(15)	(21)	151	(15)	(20)	159	(1)	(8)
Zantac	36	(8)	(8)	32	(14)	(20)	32	(21)	(26)	31	(7)	(11)

Total	976	5	1	885	3	(4)	891	3	(4)	841	3	(1)

Pharmaceutical turnover includes co-promotion income.

Back to Contents
160	GlaxoSmithKline Financial record

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice.

Turnover by business segment	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Pharmaceuticals	17,146	18,181	17,995	17,205	15,429
Consumer Healthcare	3,213	3,260	3,217	3,284	2,650

	20,359	21,441	21,212	20,489	18,079

Pharmaceutical turnover by therapeutic area

Central nervous system	3,463	4,455	4,511	4,007	3,279
Respiratory	4,415	4,417	3,987	3,537	2,789
Anti-bacterials	1,561	1,815	2,210	2,604	2,472
Anti-virals	2,360	2,349	2,299	2,128	1,899
Metabolic	1,253	1,079	960	875	589
Vaccines	1,196	1,123	1,080	948	842
Oncology and emesis	934	1,001	977	838	710
Cardiovascular and urogenital	933	771	661	591	463
Others	1,031	1,171	1,310	1,677	1,939

Continuing business	17,146	18,181	17,995	17,205	14,982

Divested products	–	–	–	–	447

	17,146	18,181	17,995	17,205	15,429

Pharmaceutical turnover by geographic area

USA	8,425	9,410	9,797	9,037	7,705
Europe	5,128	5,114	4,701	4,561	4,268
International:
Asia Pacific	1,162	1,140	1,100	1,047	975
Japan	770	753	712	741	832
Latin America	581	597	606	790	682
Middle East, Africa	669	693	652	611	585
Canada	411	474	427	418	382

International	3,593	3,657	3,497	3,607	3,456

	17,146	18,181	17,995	17,205	15,429

Pharmaceutical turnover in 2004 and 2003 includes co-promotion income.

Consumer Healthcare sales

OTC medicines	1,489	1,556	1,586	1,603	1,454
Oral care	1,088	1,082	1,052	1,106	642
Nutritional healthcare	636	622	579	575	535

Continuing business	3,213	3,260	3,217	3,284	2,631

Divested products	–	–	–	–	19

	3,213	3,260	3,217	3,284	2,650

Back to Contents
Financial record GlaxoSmithKline	161

Statutory results		2003	2002	2001	2000
	2004	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m

Turnover	20,359	21,441	21,212	20,489	18,079
Operating profit	6,090	6,376	5,569	4,701	4,836
Profit before taxation	6,119	6,313	5,524	4,484	6,136
Earnings (profit attributable to shareholders)	4,302	4,478	3,930	3,027	4,204
Dividends	(2,402)	(2,374)	(2,346)	(2,356)	(2,097)
Retained profit	1,900	2,104	1,584	671	2,107
Basic earnings per share (p)	75.0	77.1	66.5	49.9	69.3
Diluted earnings per share	74.8	76.9	66.3	49.5	68.5
Weighted average number of shares in issues:
Basic	5,736	5,806	5,912	6,064	6,065
Diluted	5,748	5,824	5,934	6,116	6,134

Return on capital employed (per cent)	101.9	120.8	110.6	75.6	94.0

Return on capital employed is calculated as statutory profit before taxation as a percentage of average capital employed over the year.

Merger, restructuring and disposal of subsidiaries

Manufacturing and other restructuring	–	(83)	(121)	(162)	(171)
Merger costs and product divestments	–	(286)	(840)	(1,069)	895
Other items	–	(21)	(50)	(421)	(22)

(Loss)/profit before taxation	–	(390)	(1,011)	(1,652)	702
(Loss)/profit attributable to shareholders	–	(281)	(712)	(1,330)	452

Business performance results

Turnover	20,359	21,441	21,212	20,489	18,079

R&D expenditure	2,839	2,770	2,732	2,555	2,510
per cent of sales	14%	13%	13%	12%	14%

Trading profit	6,150	6,904	6,712	6,041	5,061
per cent of sales	30%	32%	32%	30%	28%

Net interest payable	(203)	(161)	(141)	(88)	(182)
Profit before taxation	6,119	6,703	6,535	6,157	5,362
Adjusted earnings (profit attributable to shareholders)	4,302	4,759	4,642	4,371	3,686

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of business. Management believes that exclusion of these items provides a better comparison of the way in which the business was managed and gives an indication of the performance of the Group in terms of those elements of revenue and expenditure which local management was able to influence. This information, which is provided in addition to the statutory results prepared under UK GAAP, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented. Statutory results include these items. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only.

Amounts in accordance with US GAAP	2004	2003		2002		2001		2000
	£m	£m		£m		£m		£m

Turnover	19,986	21,117		21,212		20,489		9,559
Net income/(loss)	2,732	2,420		413		(143)		(5,228)
Basic net income/(loss) per share (pence)	47.6	41.7	p	7.0	p	(2.4	)p	(145.6	)p
Diluted net income/(loss) per share (pence)	47.5	41.6	p	7.0	p	(2.4	)p	(145.6	)p

The information below presents US GAAP net income/(loss) and net income/(loss) per share as if the results for the years ended 31st December 2000 and 2001 were adjusted to reverse the amortisation expense for goodwill and indefinite-lived intangible assets, that is, as if SFAS 142 had also applied in those years.

Adjusted net income/(loss)						1,456		(4,658)
Adjusted basic net income/(loss) per share (pence)						24.0	p	(129.7	)p
Adjusted diluted net income/(loss) per share (pence)						23.8	p	(129.7	)p

Back to Contents
162	GlaxoSmithKline Financial record

Balance sheet
		2003	2002	2001	2000
Net assets	2004	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m

Fixed assets	8,945	8,575	8,752	8,984	8,005
Other assets and liabilities	(759)	(1,123)	(1,770)	(1,538)	(881)

Net operating assets	8,186	7,452	6,982	7,446	7,124
Net debt	(1,984)	(1,648)	(2,335)	(2,101)	(611)

Net assets	6,202	5,804	4,647	5,345	6,513

Capital employed

Share capital and share premium	1,788	1,751	1,730	1,713	1,586
Other reserves	4,137	3,308	2,110	2,770	3,683

Equity shareholders’ funds	5,925	5,059	3,840	4,483	5,269
Minority interests	277	745	807	862	1,244

	6,202	5,804	4,647	5,345	6,513

Capital expenditure (tangible fixed assets)	993	870	1,027	1,113	1,018

Amounts in accordance with US GAAP	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Total assets	55,841	56,400	57,671	61,341	65,786
Net assets	34,429	34,861	35,729	40,969	46,239
Shareholders’ equity	34,042	34,116	34,922	40,107	44,995

Number of employees
	2004	2003	2002	2001	2000

USA	23,782	24,036	23,527	23,613	22,745
Europe	44,679	44,559	46,028	46,508	45,929
International:
Asia Pacific	16,109	18,373	17,289	18,364	19,058
Japan	2,965	2,842	2,952	2,985	3,165
Latin America	5,603	5,916	6,876	7,800	7,704
Middle East, Africa	5,134	3,400	5,973	6,344	7,133
Canada	1,747	1,793	1,854	1,856	1,783

International	31,558	32,324	34,944	37,349	38,843

	100,019	100,919	104,499	107,470	107,517

Manufacturing	31,143	32,459	35,503	36,849	35,681
Selling	44,646	43,978	43,994	44,499	43,325
Administration	9,193	9,550	10,378	11,081	11,980
Research and development	15,037	14,932	14,624	15,041	16,531

	100,019	100,919	104,499	107,470	107,517

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

Average		1.84	1.63	1.51	1.44	1.51

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2005	2005	2004	2004	2004	2004

High	1.91	1.91	1.95	1.91	1.84	1.81
Low	1.86	1.86	1.91	1.83	1.78	1.77

The noon buying rate on 25th February 2005 was £1= US$1.91.

Back to Contents
GlaxoSmithKline	163

Financial information under International Financial Reporting Standards (IFRS)

Background

The IFRS project
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

The Group’s project to convert its financial reporting from UK GAAP to IFRS has now been completed, subject to any changes in standards and pronouncements. A training programme has been rolled out to all finance staff worldwide and the adjusted historical data, which will provide the comparative information under IFRS in 2005, has been prepared.

The unaudited consolidated results of GlaxoSmithKline plc converted from the current UK GAAP basis onto an IFRS basis for 2003 and 2004 are presented on pages 170 to 173. As 2003 will be the earliest year for which full IFRS financial statements will be presented in the Annual Report 2005, the transition date to IFRS for GlaxoSmithKline is 1st January 2003. Normally accounting changes of this nature would require full retrospective application, but under the IFRS transitional rules, certain adjustments only have to be applied with effect from the transition date of 1st January 2003.

Basis of preparation of data
The IFRS financial information has been prepared on the basis of all IFRS and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB effective for 2005 reporting.

GlaxoSmithKline has chosen to adopt the IASB’s amendments to IAS 19, Employee Benefits, early. This permits actuarial gains and losses, differences between the expected and actual returns and the effect of changes in actuarial assumptions to be recognised in the Statement of recognised income and expense.

The financial information presented under IFRS is unaudited.

IFRS 1 exemptions
IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. GlaxoSmithKline intends to take the following key exemptions:

•	Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated onto an IFRS basis

•	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date

•	Share-based payments: IFRS 2, Share-based Payment, applies to equity instruments, such as share options granted since 7th November 2002, but GlaxoSmithKline has elected to adopt full retrospective application of the standard
•	Financial instruments: Financial instruments in the comparative periods to be presented in the Annual Report 2005 (i.e. 2004 and 2003) are recorded on the existing UK GAAP basis, rather than in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (see below).

The IFRS financial information has been prepared on the basis of taking these exemptions.

Financial instruments
GlaxoSmithKline intends to adopt IAS 39 in full. However, one of the exemptions available under IFRS 1 relaxes the requirement for comparative information presented in the Annual Report 2005 to comply with IAS 32 and IAS 39. GlaxoSmithKline intends to take advantage of this exemption, and so, in 2003 and 2004, financial instruments will be accounted for and presented on a UK GAAP basis.

On 1st January 2005 there was an adjustment to the opening balance sheet to reflect the movements from the UK GAAP carrying values to the IAS 32 and IAS 39 values, which for many financial instruments will be fair value.

The financial instruments concerned are:

•	Held at fair value under IFRS with movements recorded in equity:instruments
	–	Equity investments
	–	Liquid investments
	–	Derivatives classified as cash flow hedging

•	Held at fair value under IFRS with movements recorded in the income statement:
	–	Equity collar linked to the Group’s investment in Quest Diagnostics Inc.
	–	Put and call options linked to the Group’s strategic alliance with Theravance Inc.
	–	Other derivatives not classified as hedging instruments, including embedded derivatives
	–	Derivatives classified as fair value hedges together with the hedged element of the relevant asset or liability

•		Presentation differences only:
	–	Non-equity minority interests (repaid during 2004).

If the IAS 39 valuation rules had been applied in 2004 there would have been a charge to profit before tax, the largest elements of which arise from the Quest collar (£42 million; 2003 – £42 million) and the Theravance put and call options (£53 million; 2003 – nil). Valuations are inherently unpredictable and changes in the fair values of financial instruments could have a material impact on the future results and financial position of GlaxoSmithKline.

Back to Contents
164	GlaxoSmithKline Financial information under IFRS

IFRS accounting policies

The following IFRS accounting policies are expected to be applied by GlaxoSmithKline plc in its consolidated financial statements for 2005.

Consolidation
The consolidated Financial statements include:

•	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts;

•	the Group’s share of the net assets and results of joint ventures and associates.

The Financial statements of undertakings consolidated are made up to 31st December.

Entities over which the Group has the ability to exercise control are accounted for as subsidiaries; where the Group has the ability to exercise joint control, they are accounted for as joint ventures, and where the Group has the ability to exercise significant influence, they are accounted for as associates.

Interests acquired in entities are consolidated from the effective date of acquisition and interests sold are consolidated up to the date of disposal.

Transactions and balances between subsidiaries are eliminated; no profit is taken on sales between subsidiaries or on sales to joint ventures and associates until the products are sold to customers outside the Group. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill arising on the acquisition of interests in subsidiaries, joint ventures and associates, representing the excess of the purchase consideration over the Group’s share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired. In the case of acquisitions prior to 1998, goodwill was written off directly to equity; on a subsequent disposal of assets from such acquisitions, any related goodwill remains in equity and is not charged to the consolidated income statement.

The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting.

Assets and liabilities of overseas subsidiaries, associates and joint ventures including related goodwill, are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Foreign currency transactions
Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are retranslated into local currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

Revenue
Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer. Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and historical information and past experience. Turnover also includes co-promotion income where the Group records its share of the revenue but no related cost of sales. Value added tax and other sales taxes are excluded from revenue.

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised in respect of the direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Research and development
Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually at the point of regulatory filing in a major market. Property, plant and equipment used for research and development is depreciated in accordance with the Group’s policy.

Environmental expenditure
Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Back to Contents

Financial information under IFRS GlaxoSmithKline	165

IFRS accounting policies continued

Pensions and other post-employment benefits
The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date. Actuarial gains and losses, differences between the expected and actual returns, and the effect of changes in actuarial assumptions are recognised in the Statement of recognised income and expense in the year they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Legal and other disputes
Provision is made for anticipated settlement costs where a reasonable estimate can be made of the likely outcome of legal or other disputes against the Group. In addition provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to products where there is sufficient history of claims made and settlements, an “incurred but not reported” (IBNR) actuarial technique is used to determine a reasonable estimate of the Group’s exposure to unasserted claims for those products and a provision is made on that basis. No provision is made for other unasserted claims or where an obligation exists under a dispute but it is not possible to make a reasonable estimate. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes. These options and awards are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares on the open market to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and held at the value of the proceeds receivable from employees on exercise. If there is deemed to be a permanent impairment in value this is reflected by a transfer to retained earnings.

Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are not capitalised.

Depreciation is calculated to write off the cost of PP&E, excluding freehold land, using the straight-line basis over its expected useful life. The normal expected useful lives of the major categories of PP&E are reviewed annually and are:

Freehold buildings	20 to 50 years
Leasehold land and	Lease term or 20 to 50 years
buildings
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases
Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the annual rentals are included in the income statement on a straight-line basis over the lease term.

Goodwill
Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

Back to Contents

166	GlaxoSmithKline Financial information under IFRS

IFRS accounting policies continued

Intangible fixed assets
Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives from the time they are available for use. The estimated useful lives for determining the amortisation charge are reviewed annually, and take into account the estimated time it takes to bring the compounds or products to market. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives, except where it is considered that the useful economic life is indefinite.

Prior to 1998, acquired minor brands and similar intangibles were eliminated in the Group balance sheet against reserves in the year of acquisition.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven years and other computer software over three to five years.

Impairment of non-current assets
The carrying values of all non-current assets are reviewed for impairment when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Investments in joint ventures and associates
Investments in joint ventures and associates are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition.

Available-for-sale investments
Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis.

Taxation
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date. Deferred tax liabilities and assets are not discounted.

Derivative financial instruments and hedging activities
Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments used by GlaxoSmithKline are foreign currency swaps, interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the balance sheet at cost and then remeasured at subsequent reporting dates to fair value. Hedging derivatives are classified on inception as fair value hedges, cash flow hedges or net investment hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in equity. Amounts deferred in equity are transferred to the income statement in line with the hedged forecast transaction.

Hedges of net investments in foreign entities are accounted for in a similar way to cash flow hedges.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Debt instruments
Unhedged debt instruments are stated at the amount of net proceeds, adjusted to amortise the issue costs of the debt over its term.

Back to Contents

Financial information under IFRS GlaxoSmithKline	167

IFRS adjustments

A summary of the principal differences between UK GAAP and IFRS as they apply to GlaxoSmithKline is set out below and the financial effect is shown on pages 170 to 173.

Customer allowances
This adjustment is a reclassification between turnover and expenses with no profit or cash flow effect. IFRS has no detailed rules in relation to when certain marketing and promotional expenditure should be deducted from turnover rather than recorded as an expense. However, these rules do exist under US GAAP in EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, which requires most marketing, advertising, and promotion payments made to customers to be deducted from turnover. This has the most significant impact in the Consumer Healthcare business where payments to large retailers for in-store advertising, preferential shelf-space, product listings etc. are commonplace.

GlaxoSmithKline believes that this reflects best practice in revenue recognition and hence, in the absence of detailed guidance under IFRS, has decided to adopt a revenue recognition policy under IFRS in line with EITF 01-09. Therefore going forward there would be no difference between turnover reported under IFRS and turnover reported under US GAAP. This adjustment has no impact on profit before tax or EPS.

Share-based payments
The present UK GAAP approach to share-based payments is to record any intrinsic loss on grant suffered by the company. This means that for share options granted at the market price, there is no charge to the income statement. Where shares or options are granted at no cost to the employee (e.g. under long-term incentive plans) the income statement is charged with an amount equal to the market price on the date of the award, spread over the performance period (usually three years).

IFRS 2, Share-based Payment, and its UK GAAP equivalent FRS 20, Share-based Payment, both of which came into force in 2005, require the fair value of the equity instruments issued to be charged to the income statement. For share awards granted to senior executives, although the calculation is different, the resultant charge is not materially different from that under UK GAAP. The major difference arises in respect of share options; of the £368 million adjustment in 2003, some £350 million arises from the grant of share options at market price to approximately 12,000 employees. GlaxoSmithKline has chosen to recognise all unvested options and awards retrospectively.

GlaxoSmithKline receives a tax credit, as appropriate, which relates to share options and awards when exercised, based on the gains the holders make and dependant on the tax rules in the country in which the deduction is claimed. The deferred tax asset represents an estimate of future tax relief for this gain and is based on the potential gains available to the option or award holders at the balance sheet date. The movement in deferred tax asset from one balance sheet to the next may result in either a tax credit or a tax charge recorded in the income statement.

This adjustment reduces profit before tax in 2004 by £309 million (2003–£368 million), earnings by £314 million (2003–£344 million) and EPS by 5.5 pence (2003–5.9 pence).

The adjustment for share-based payments is expected to reduce to a more normal level of £200-£250 million by 2005. The considerably higher charge in 2004 and 2003 arises from two main factors. Relatively few share options were granted during 2000 when the GW/SB merger was being finalised, but then in 2001 there was a full“catch-up”grant early in the year followed by the normal annual grant in November 2001. In addition, the grants in 2001 were made at an average share price in excess of £18. These share options will become exercisable in 2004 and therefore fall out of the charge in 2005, when the charge will reflect more current share prices and more normal grant levels.

Coreg capitalisation and amortisation
The North American rights toCoregwere acquired at the time of the GW/SB merger as partial consideration for the required disposal of Kytril to Roche. Under UK GAAP this was accounted for as an exchange of assets with no value being attributed toCoregon the balance sheet. IFRS, however, requires the acquired rights toCoregto be added to intangible assets at their fair value on the date of acquisition of $400 million, and then amortised over their remaining useful life of eight years. This adjustment reduces 2004 profit before tax by £27 million (2003–£31 million) and EPS by 0.3 pence (2003–0.3 pence).

Other intangible assets amortisation
Under UK GAAP, GlaxoSmithKline amortises intangible assets over their estimated expected useful lives from acquisition, which can be up to a maximum of 15 years. IFRS only permits amortisation to commence when the asset becomes available for use, with annual impairment testing required before this point. GlaxoSmithKline has determined that the point at which amortisation of product-related assets commences under IFRS will normally be regulatory approval. The majority of GlaxoSmithKline’s intangible assets relates to the acquisition of rights to compounds in development and so has not reached the point at which amortisation commences. This has led to a reduction in the amortisation charge in the periods presented, which is likely to reverse in the future as these compounds reach regulatory approval and amortisation is then charged over a shorter period. Profit before tax in 2004 increases by £43 million (2003–£43 million) and EPS by 0.5 pence (2003–0.5 pence).

Goodwill amortisation
UK GAAP requires goodwill to be amortised over its estimated expected useful life, which GlaxoSmithKline has determined to be normally no longer than 20 years. Under IFRS, however, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. This adjustment therefore reverses the goodwill amortisation charged under UK GAAP, including that recorded in the profit on share of associates line relating to the acquisition of the Group’s interest in Quest Diagnostics Inc. Under the business combinations exemption of IFRS 1, goodwill previously written off direct to reserves under UK GAAP is not recycled to the income statement on the disposal or part-disposal of the subsidiary or associate, as it would be under UK GAAP. The adjustment increases 2004 profit before tax by £38 million (2003–£26 million) and EPS by 0.7 pence (2003–0.4 pence).

Back to Contents

168	GlaxoSmithKline Financial information under IFRS

IFRS adjustments continued

Pensions and other post-employment benefits
GlaxoSmithKline accounts under UK GAAP for pensions and other post-employment benefits (OPEBs) in accordance with SSAP 24, which spreads the costs of providing the benefits over the estimated average service lives of the employees. The additional FRS 17 disclosures give the pension fund surpluses and deficits and the liabilities for OPEBs based on the valuation methodologies required by that Standard.

IAS 19, Employee Benefits, takes a similar valuation approach to FRS 17, and in accordance with the transitional provisions of IFRS 1 the surpluses and deficits have been recognised on the balance sheet at the transition date of 1st January 2003. In addition, following an amendment to IAS 19 issued by the IASB in December 2004, it is permitted to recognise any movements in the surpluses or deficits immediately in balance sheets, but outside the income statement, in a similar way to FRS 17. This means that, in most cases, the balance sheet reflects the full surplus or deficit positions of the funds.

The Group’s policy is to charge out to the operating businesses the service cost element of the pension charge, which then gets reported within cost of sales, selling, general and administrative expenditure or research and development as appropriate, but not to charge out the element related to the funding deficit, which is all reported in Selling, general and administrative expenditure. Under IAS 19, the service cost element of the total charge is considerably higher than under SSAP 24 and the funding deficit element lower. This leads to an additional reclassification adjustment between the income statement expense headings.

In the USA, the recently enacted Medicare Prescription Drug, Improvement and Modernization Act is expected to lead to payments being received by GlaxoSmithKline from the US Government in respect of its employee healthcare plans. At present there is no clear consensus on how these receipts should be accounted for under IAS 19. GlaxoSmithKline has recognised these receipts as actuarial adjustments and so the impact of them is recognised in the balance sheet. This treatment would change if guidance is issued which requires a different accounting treatment.

The overall impact of the adjustments to pensions and OPEBs in 2004 is a decrease in profit before tax of £36 million (2003–increase of £11 million) and a decrease in EPS of 0.4 pence (2003–nil).

Share of profits of associates
Under UK GAAP the share of profits of associates is reported within profit before tax for the Group. However, IFRS requires this share of profits to be the net profit attributable to the Group, i.e. after interest, tax and minority interests of the associate. This leads to a reclassification adjustment removing the share of the associates’interest, tax and minority interests from those lines in the income statement and netting them all together in the share of profits of associates line. This adjustment reduces 2004 profit before tax by £42 million (2003–£42 million) but does not affect EPS.

Deferred tax on intercompany profit
Under UK GAAP, deferred tax on the provision for intercompany profit held in inventory is calculated at the supplying company’s effective tax rate. IFRS, however, takes a balance sheet approach to the recognition of deferred tax which results in the tax rate of the company holding the inventory at the balance sheet date being applied to the provision. If the proportions of the Group’s inventory held in specific locations change significantly from one balance sheet date to the next there could be a significant change in the value of the deferred tax asset, which is reflected through the tax charge for the year.

Other adjustments
There are a number of other minor adjustments and reclassifications, including:

•	Computer software, which is recorded as an intangible asset unless it forms an integral part of the operating system of a tangible fixed asset
•	Deferred tax on brands acquired with a company, where if there is a difference between the fair value of the brands on acquisition and the tax value, a taxable temporary difference arises
•	Cash equivalents reclassification, where liquid investments with maturities of less than three months at acquisition are included within cash and cash equivalents, and
•	Provisions reclassification, where the elements of provisions expected to be paid within one year of the balance sheet date, with the exception of pensions and OPEBs, are presented within current liabilities.

Cash flow statement
The move from UK GAAP to IFRS does not change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations except for the intangible assets reclassification and the inclusion of liquid investments with a maturity of less than three months on acquisition, together with related exchange adjustments, within cash and cash equivalents under IFRS.

Back to Contents

Financial information under IFRS GlaxoSmithKline	169

IFRS pharmaceutical turnover – total Group

	12 months 2004 £m	12 months 2003 £m	Q4 2004 £m	Q3 2004 £m	Q2 2004 £m	Q1 2004 £m

Respiratory	4,394	4,390	1,167	1,065	1,080	1,082
Seretide/Advair,
Flixotide/Flovent, Serevent	3,408	3,328	914	827	847	820
Seretide/Advair	2,441	2,192	662	604	598	577
Flixotide/Flovent	618	704	167	141	156	154
Serevent	349	432	85	82	93	89
Flixonase/Flonase	578	594	143	145	133	157

Central Nervous System	3,462	4,446	836	835	877	914
Seroxat/Paxil	1,063	1,877	242	246	284	291
Paxil IR	667	1,490	144	144	189	190
Paxil CR	396	387	98	102	95	101
Wellbutrin	751	953	164	173	193	221
Wellbutrin IR, SR	284	883	30	45	76	133
Wellbutrin XL	467	70	134	128	117	88
Imigran/Imitrex	682	759	177	175	158	172
Lamictal	677	549	181	172	171	153
Requip	116	98	32	29	29	26

Anti-virals	2,359	2,345	605	597	595	562
HIV	1,462	1,505	374	372	368	348
Combivir	570	588	146	144	141	139
Trizivir	322	375	75	79	87	81
Epivir	294	293	73	73	77	71
Ziagen	155	167	38	42	37	38
Retrovir	43	45	11	11	11	10
Agenerase, Lexiva	63	31	21	18	15	9
Herpes	718	668	183	179	182	174
Valtrex	571	498	146	147	145	133
Zovirax	147	170	37	32	37	41
Zeffix	130	129	34	33	33	30

Anti-bacterials	1,547	1,800	393	350	382	422
Augmentin	708	825	170	156	178	204
Augmentin IR	533	584	135	125	134	139
Augmentin ES	74	135	5	14	22	33
Augmentin XR	101	106	30	17	22	32
Zinnat/Ceftin	205	232	56	42	48	59

Metabolic	1,251	1,077	324	320	338	269
Avandia/Avandamet	1,114	929	287	284	306	237

Vaccines	1,194	1,121	349	328	278	239
Hepatitis	405	417	109	101	105	90
Infanrix/Pediarix	356	336	99	95	86	76

Oncology and emesis	934	1,000	229	246	237	222
Zofran	763	774	190	201	192	180
Hycamtin	99	110	24	26	25	24

Cardiovascular and urogenital	932	770	280	232	220	200
Coreg	432	361	115	110	113	94
Levitra	49	37	12	11	9	17
Avodart	64	19	23	17	14	10

Other	1,027	1,165	292	229	248	258
Zantac	273	328	69	66	70	68

Total	17,100	18,114	4,475	4,202	4,255	4,168

Pharmaceutical turnover includes co-promotion income.

Back to Contents
170	GlaxoSmithKline Financial information under IFRS

IFRS Consolidated income statement – statutory	12 months 2004	12 months 2003

UK GAAP	Adjustments	IFRS	Growth	UK GAAP	Adjustments	IFRS
£m	£m	£m	£%	CER%	£m	£m	£m

Turnover	20,359	(373)	19,986	(5)	1	21,441	(371)	21,070
Cost of sales	(4,309)	(51)	(4,360)	(5)	–	(4,544)	(33)	(4,577)
Selling, general and administrative expenditure	(7,061)	156	(6,905)	(7)	(4)	(7,597)	145	(7,452)
Research and development expenditure	(2,839)	(65)	(2,904)	1	8	(2,791)	(74)	(2,865)

Operating costs	(14,209)	40	(14,169)	(14,932)	38	(14,894)

Trading profit	6,150	(333)	5,817	(6)	5	6,509	(333)	6,176
Other operating income/(expense)	(60)	(1)	(61)	(133)	7	(126)

Operating profit	6,090	(334)	5,756	(5)	6	6,376	(326)	6,050

Share of profits/(losses) of joint ventures
and associates	95	(35)	60	93	(36)	57
Disposal of interests in associates	138	11	149	–	–	–
Disposal of businesses	(1)	1	–	5	–	5

Profit before interest	6,322	(357)	5,965	6,474	(362)	6,112
Finance costs, net	(203)	17	(186)	(161)	8	(153)

Profit on ordinary activities before taxation	6,119	(340)	5,779	(3)	9	6,313	(354)	5,959
Taxation	(1,701)	(56)	(1,757)	(1,729)	78	(1,651)

Profit on ordinary activities after taxation	4,418	(396)	4,022	(7)	4	4,584	(276)	4,308
Equity minority interests	(114)	2	(112)	(94)	(1)	(95)
Preference share dividends	(2)	–	(2)	(12)	–	(12)

Earnings (Profit attributable to shareholders)	4,302	(394)	3,908	(7)	4	4,478	(277)	4,201

Basic earnings per share	75.0	p	(6.9	)p	68.1p	(6)	6	77.1	p	(4.8	)p	72.3	p

IFRS Consolidated income statement – business performance
12 months 2004	12 months 2003

UK GAAP	Adjustments	IFRS	Growth	UK GAAP	Adjustments	IFRS
£m	£m	£m	£%	CER%	£m	£m	£m

Turnover	20,359	(373)	19,986	(5)	1	21,441	(371)	21,070
Cost of sales	(4,309)	(51)	(4,360)	3	9	(4,188)	(33)	(4,221)
Selling, general and administrative expenditure	(7,061)	156	(6,905)	(7)	(3)	(7,579)	145	(7,434)
Research and development expenditure	(2,839)	(65)	(2,904)	2	9	(2,770)	(74)	(2,844)

Operating costs	(14,209)	40	(14,169)	(14,537)	38	(14,499)

Trading profit	6,150	(333)	5,817	(11)	(1)	6,904	(333)	6,571
Other operating income/(expense)	(60)	(1)	(61)	(133)	7	(126)

Operating profit	6,090	(334)	5,756	(11)	–	6,771	(326)	6,445

Share of profits/(losses) of joint ventures
and associates	95	(35)	60	93	(36)	57
Disposal of interests in associates	138	11	149	–	–	–
Disposal of businesses	(1)	1	–	–	–	–

Profit before interest	6,322	(357)	5,965	6,864	(362)	6,502
Finance costs, net	(203)	17	(186)	(161)	8	(153)

Profit on ordinary activities before taxation	6,119	(340)	5,779	(9)	2	6,703	(354)	6,349
Taxation	(1,701)	(56)	(1,757)	(1,838)	78	(1,760)

Profit on ordinary activities after taxation	4,418	(396)	4,022	(12)	(2)	4,865	(276)	4,589
Equity minority interests	(114)	2	(112)	(94)	(1)	(95)
Preference share dividends	(2)	–	(2)	(12)	–	(12)

Adjusted earnings (Profit attributable to
shareholders)	4,302	(394)	3,908	(13)	(2)	4,759	(277)	4,482

Adjusted earnings per share	75.0	p	(6.9	)p	68.1	p	(12)	(1)	82.0	p	(4.8	)p	77.2	p

Back to Contents
Financial information under IFRS GlaxoSmithKline	171

IFRS Consolidated income statement – statutory
Q4 2004	9 months 2004	Q3 2004

UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	5,333	(97)	5,236	15,026	(276)	14,750	5,019	(95)	4,924
Cost of sales	(1,158)	(18)	(1,176)	(3,151)	(33)	(3,184)	(1,096)	(9)	(1,105)
Selling, general and administrative expenditure	(2,047)	42	(2,005)	(5,014)	114	(4,900)	(1,647)	54	(1,593)
Research and development expenditure	(846)	(7)	(853)	(1,993)	(58)	(2,051)	(682)	(14)	(696)

Operating costs	(4,051)	17	(4,034)	(10,158)	23	(10,135)	(3,425)	31	(3,394)

Trading profit	1,282	(80)	1,202	4,868	(253)	4,615	1,594	(64)	1,530
Other operating income/(expense)	40	(1)	39	(100)	–	(100)	(33)	–	(33)

Operating profit	1,322	(81)	1,241	4,768	(253)	4,515	1,561	(64)	1,497

Share of profits/(losses) of joint ventures and
associates	23	(7)	16	72	(28)	44	22	(8)	14
Disposal of interests in associates	97	7	104	41	4	45	–	–	–
Disposal of business	(1)	1	–	–	–	–	–	–	–

Profit before interest	1,441	(80)	1,361	4,881	(277)	4,604	1,583	(72)	1,511
Finance costs, net	(51)	12	(39)	(152)	5	(147)	(61)	1	(60)

Profit on ordinary activities before taxation	1,390	(68)	1,322	4,729	(272)	4,457	1,522	(71)	1,451
Taxation	(401)	(120)	(521)	(1,300)	64	(1,236)	(418)	14	(404)

Profit on ordinary activities after taxation	989	(188)	801	3,429	(208)	3,221	1,104	(57)	1,047
Equity minority interests	(28)	1	(27)	(86)	1	(85)	(39)	–	(39)
Preference share dividends	–	–	–	(2)	–	(2)	–	–	–

Earnings (Profit attributable to shareholders)	961	(187)	774	3,341	(207)	3,134	1,065	(57)	1,008

Basic earnings per share	16.8	p	(3.3	)p	13.5	p	58.2	p	(3.6	)p	54.6	p	18.7	p	(1.0	)p	17.7	p

IFRS Consolidated income statement – statutory
6 months 2004	Q2 2004	Q1 2004

UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	10,007	(181)	9,826	5,064	(93)	4,971	4,943	(88)	4,855
Cost of sales	(2,055)	(24)	(2,079)	(1,031)	(13)	(1,044)	(1,024)	(11)	(1,035)
Selling, general and administrative expenditure	(3,367)	60	(3,307)	(1,641)	37	(1,604)	(1,726)	23	(1,703)
Research and development expenditure	(1,311)	(44)	(1,355)	(680)	(16)	(696)	(631)	(28)	(659)

Operating costs	(6,733)	(8)	(6,741)	(3,352)	8	(3,344)	(3,381)	(16)	(3,397)

Trading profit	3,274	(189)	3,085	1,712	(85)	1,627	1,562	(104)	1,458
Other operating income/(expense)	(67)	–	(67)	(102)	–	(102)	35	–	35

Operating profit	3,207	(189)	3,018	1,610	(85)	1,525	1,597	(104)	1,493

Share of profits/(losses) of joint ventures and
associates	50	(20)	30	28	(12)	16	22	(8)	14
Disposal of interests in associates	41	4	45	41	4	45	–	–	–

Profit before interest	3,298	(205)	3,093	1,679	(93)	1,586	1,619	(112)	1,507
Finance costs, net	(91)	4	(87)	(48)	2	(46)	(43)	2	(41)

Profit on ordinary activities before taxation	3,207	(201)	3,006	1,631	(91)	1,540	1,576	(110)	1,466
Taxation	(882)	50	(832)	(449)	23	(426)	(433)	27	(406)

Profit on ordinary activities after taxation	2,325	(151)	2,174	1,182	(68)	1,114	1,143	(83)	1,060
Equity minority interests	(47)	1	(46)	(25)	–	(25)	(22)	1	(21)
Preference share dividends	(2)	–	(2)	–	–	–	(2)	–	(2)

Earnings (Profit attributable to shareholders)	2,276	(150)	2,126	1,157	(68)	1,089	1,119	(82)	1,037

Basic earnings per share	39.5	p	(2.6	)p	36.9	p	20.1	p	(1.2	)p	18.9	p	19.4	p	(1.4	)p	18.0	p

Back to Contents
172	GlaxoSmithKline Financial information under IFRS

IFRS Consolidated balance sheet		31st December 2004			31st December 2003

	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
	£m	£m	£m	£m	£m	£m

Property, plant and equipment	6,471	(274)	6,197	6,441	(285)	6,156
Goodwill	139	26	165	143	12	155
Other intangible assets	2,003	510	2,513	1,697	533	2,230
Investments in associates and joint ventures	187	22	209	196	14	210
Other investments	298	–	298	262	–	262
Deferred tax assets	1,537	495	2,032	1,441	498	1,939
Other non-current assets	234	14	248	522	9	531

Non-current assets	10,869	793	11,662	10,702	781	11,483

Current assets
Inventories	2,192	1	2,193	2,109	–	2,109
Trade and other receivables	5,538	(724)	4,814	4,934	(439)	4,495
Liquid investments	2,818	(1,306)	1,512	2,493	(1,024)	1,469
Cash and cash equivalents	1,161	1,306	2,467	962	1,024	1,986
Assets held for sale	–	2	2	–	–	–

Current assets	11,709	(721)	10,998	10,498	(439)	10,059

Total assets	22,578	72	22,650	21,200	342	21,542

Short-term borrowings	(1,582)	–	(1,582)	(1,452)	–	(1,452)
Trade and other payables	(5,542)	704	(4,838)	(5,561)	844	(4,717)
Current tax payable	(1,598)	–	(1,598)	(1,458)	–	(1,458)
Short-term provisions	–	(962)	(962)	–	(968)	(968)

Current liabilities	(8,722)	(258)	(8,980)	(8,471)	(124)	(8,595)

Long-term borrowings	(4,381)	–	(4,381)	(3,651)	–	(3,651)
Deferred tax provision	(710)	333	(377)	(618)	449	(169)
Pensions and other post-employment benefits	(785)	(1,734)	(2,519)	(807)	(2,137)	(2,944)
Other provisions	(1,534)	965	(569)	(1,617)	962	(655)
Other non-current liabilities	(244)	–	(244)	(232)	–	(232)

Non-current liabilities	(7,654)	(436)	(8,090)	(6,925)	(726)	(7,651)

Total liabilities	(16,376)	(694)	(17,070)	(15,396)	(850)	(16,246)

Net assets	6,202	(622)	5,580	5,804	(508)	5,296

Equity
Share capital	1,484	–	1,484	1,487	–	1,487
Share premium account	304	–	304	264	–	264
Shares held by ESOP Trusts	(2,574)	38	(2,536)	(2,729)	11	(2,718)
Other reserves	1,930	–	1,930	1,925	–	1,925
Retained earnings	4,781	(655)	4,126	4,112	(514)	3,598

Equity shareholders’ funds	5,925	(617)	5,308	5,059	(503)	4,556

Non-equity minority interests	–	–	–	503	–	503
Equity minority interests	277	(5)	272	242	(5)	237

Capital employed	6,202	(622)	5,580	5,804	(508)	5,296

IFRS Consolidated statement of recognised income and expense		31st December 2004			31st December 2003

	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
	£m	£m	£m	£m	£m	£m

Exchange movements	(54)	24	(30)	113	14	127
Tax on exchange movements and unrealised gains	(73)	–	(73)	(92)	2	(90)
Loss from own shares for employee share schemes	(55)	–	(55)	(39)	–	(39)
Goodwill written back	20	(20)	–	–	–	–
Revaluation of goodwill due to exchange	6	–	6	(7)	–	(7)
Unrealised loss on disposal of intellectual property	(1)	1	–	7	(7)	–
Actuarial gains/(losses) on defined benefit plans	–	91	91	–	(311)	(311)

Net gains/(losses) recognised directly in equity	(157)	96	(61)	(18)	(302)	(320)

Profit attributable to shareholders	4,302	(394)	3,908	4,478	(277)	4,201

Total recognised income and expense for the year	4,145	(298)	3,847	4,460	(579)	3,881

Back to Contents
Financial information under IFRS GlaxoSmithKline	173

IFRS Consolidated cash flow statement

	12 months 2004	12 months 2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004
	£m	£m	£m	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	6,527	7,005	1,406	2,006	1,783	1,332
Taxation paid	(1,583)	(1,917)	(467)	(391)	(454)	(271)

Net cash inflow from operating activities	4,944	5,088	939	1,615	1,329	1,061

Cash flow from investing activities
Purchase of tangible fixed assets	(788)	(746)	(283)	(195)	(189)	(121)
Proceeds from sale of tangible fixed assets	53	46	15	24	12	2
Purchase of intangible assets	(255)	(316)	(86)	(96)	(48)	(25)
Purchase of equity investments	(103)	(63)	(26)	(6)	(67)	(4)
Proceeds from sale of equity investments	58	125	3	18	34	3
Purchase of businesses, net of cash acquired	(297)	(12)	9	(306)	–	–
Disposal of businesses and interest in associates	230	3	174	–	56	–
Investment in joint ventures and associates	(2)	(3)	–	–	(2)	–
Interest received	317	195	89	79	89	60
Dividends from joint ventures and associates	11	1	3	4	2	2

Net cash outflow from investing activities	(776)	(770)	(102)	(478)	(113)	(83)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(53)	(373)	(19)	(37)	10	(7)
Proceeds from own shares for employee share options	23	26	7	4	8	4
Issue of share capital	42	41	17	9	6	10
Share capital purchased for cancellation	(201)	(980)	–	–	(23)	(178)
Purchase of Treasury shares	(799)	–	(267)	(247)	(195)	(90)
Redemption of preference shares issued by subsidiary	(489)	–	–	–	(49)	(440)
Increase in long-term loans	1,365	1,046	–	–	1,365	–
Repayment of long-term loans	(15)	(23)	(4)	(7)	–	(4)
Net repayment of short-term loans	(407)	(442)	19	59	(475)	(10)
Net repayment of obligations under finance leases	(22)	–	(22)	–	–	–
Interest paid	(494)	(327)	(135)	(133)	(130)	(96)
Dividends paid to GSK shareholders	(2,475)	(2,333)	(56)	(1,092)	(807)	(520)
Dividends paid to minority interests	(73)	(84)	(9)	(4)	(9)	(51)
Dividends paid on preference shares	(2)	(15)	–	–	–	(2)
Other financing cash flows	49	82	19	55	(58)	33

Net cash outflow from financing activities	(3,551)	(3,382)	(450)	(1,393)	(357)	(1,351)

Exchange adjustments	(93)	(110)	(77)	3	28	(47)

Increase/(decrease) in cash and cash equivalents	524	826	310	(253)	887	(420)
Cash and cash equivalents at beginning of period	1,831	1,005	2,045	2,298	1,411	1,831

Cash and cash equivalents at end of period	2,355	1,831	2,355	2,045	2,298	1,411

Cash and cash equivalents at end of period comprise:

Cash and cash equivalents	2,467	1,986	2,467	2,244	2,529	1,526
Overdrafts	(112)	(155)	(112)	(199)	(231)	(115)

	2,355	1,831	2,355	2,045	2,298	1,411

Back to Contents
174	GlaxoSmithKline

Shareholder return

Share price

	2004	2003	2002
	(£)	(£)	(£)

At 1st January	12.80	11.92	17.23
High during the year	12.99	13.90	17.80
Low during the year	10.42	10.00	10.57
At 31st December	12.22	12.80	11.92
(Decrease)/Increase	(5)%	7%	(31)%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price decreased by five per cent in 2004 from a price of £12.80 at 1st January 2004 to £12.22 at 31st December 2004. This compares with an increase in the FTSE 100 index of eight per cent during the year.

Market capitalisation
The market capitalisation of GlaxoSmithKline at 31st December 2004 was £72 billion. At that date GlaxoSmithKline was the fourth largest company by market capitalisation on the FTSE index.

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

Taxation

General information concerning the UK and US tax effects of share ownership is set out in 'Taxation information for shareholders' on page 178.

Dividends

GlaxoSmithKline pays dividends quarterly. The Board declared dividends for 2004 as follows:

	2004	2003
Dividends per share	pence	pence

First interim – paid 1st July 2004	10	9
Second interim – paid 30th September 2004	10	9
Third interim – paid 6th January 2005	10	9
Fourth interim – payable 7th April 2005	12	14

Total	42	41

Dividends per share
As a guide to shareholders, the table below sets out the dividends per share paid in the last five years.

Year	GSK (p)	GW (p)	SB (p)

2004	42.0
2003	41.0
2002	40.0
2001	39.0
2000		38.0	29.66

Dividends paid to Glaxo Wellcome and SmithKline Beecham shareholders are expressed as dividends per GlaxoSmithKline share.

Dividends per ADS
As a guide to holders of ADRs, the table below sets out the dividends per ADS paid in US dollars in the last five years. They are translated into US dollars at applicable exchange rates.

Year	GSK ($)	GW ($)	SB ($)

2004	1.53
2003	1.39
2002	1.24
2001	1.11
2000		1.10	0.87

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS. One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

Dividend calendar

Fourth quarter 2004

Ex-dividend date	16th February 2005
Record date	18th February 2005
Payable	7th April 2005

First quarter 2005

Ex-dividend date	11th May 2005
Record date	13th May 2005
Payable	7th July 2005

Second quarter 2005

Ex-dividend date	3rd August 2005
Record date	5th August 2005
Payable	6th October 2005

Third quarter 2005

Ex-dividend date	2nd November 2005
Record date	4th November 2005
Payable	5th January 2006

Back to Contents

GlaxoSmithKline	175

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

•	Shareview service The shareview portfolio service provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk.

•	Shareview Dealing service
Shareview Dealing Service is a telephone and internal share dealing facility available to ordinary shareholders by logging on to www.shareview.co.uk/dealing or by calling 0870 850 0852.

American Depositary Shares

The company's shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York, and provides the Global BuyDIRECT service which is a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Share dealing facility
Hoare Govett Limited operates a postal share dealing service in the company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Transactions are executed and settled by Pershing Securities Limited. Further details of this service together with purchase and sale forms may be obtained by telephoning +44 (0)20 7661 6555.

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

Share price information
Share price information is available on the company's website at www.gsk.com. Information in the UK is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute plus VAT at all times).

Annual General Meeting 2005

The Queen Elizabeth II Conference Centre, 25th May 2005
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

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York which will enable them to attend the meeting and vote on the business to be transacted. ADR holders may instruct The Bank of New York as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by the bank in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2005

Announcement of 1st Quarter Results	28th April 2005

Announcement of 2nd Quarter Results	28th July 2005

Announcement of 3rd Quarter Results	27th October 2005

Preliminary Announcement of Annual Results	9th February 2006

Publication of Annual Report/Review	March 2006

Results Announcements
The Results Announcements are issued to the London Stock Exchange, and are available on their news service. At the same time, or shortly afterwards, they are issued to the media, made available on the website and sent to the US Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the website.

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

Back to Contents

176	GlaxoSmithKline

Share capital

Nature of trading market

The Ordinary Shares of the company were listed on the London Stock Exchange on 27th December 2000. The shares were also listed on the New York Stock Exchange (in the form of American Depositary Shares‘ADSs’) from the same date.

The following table sets out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, as derived from its Daily Official List, and the high and low last reported sales prices in US dollars for the ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape.

Information relating to the share and ADS prices for Glaxo Wellcome and SmithKline Beecham prior to the date of the merger is also given.

GlaxoSmithKline	Pence per share

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2005*	1295	1175
February 2005	1295	1178
January 2005	1250	1175
December 2004	1222	1114
November 2004	1209	1101
October 2004	1215	1121
September 2004	1209	1137
Quarter ended 31st December 2004	1222	1101
Quarter ended 30th September 2004	1209	1042
Quarter ended 30th June 2004	1201	1067
Quarter ended 31st March 2004	1299	1060
Quarter ended 31st December 2003	1390	1250
Quarter ended 30th September 2003	1306	1158
Quarter ended 30th June 2003	1335	1131
Quarter ended 31st March 2003	1242	1000
Year ended 31st December 2002	1780	1057
Year ended 31st December 2001	2032	1626
27th to 31st December 2000	1920	1890

	US dollars per ADS

Fiscal periods from 27th December 2000	High	Low

Quarter ended 31st March 2005*	49.45	44.17
February 2005	49.45	44.36
January 2005	47.35	44.48
December 2004	47.50	43.25
November 2004	45.04	42.54
October 2004	44.01	41.15
September 2004	43.84	40.68
Quarter ended 31st December 2004	47.50	41.15
Quarter ended 30th September 2004	43.84	39.04
Quarter ended 30th June 2004	43.50	39.44
Quarter ended 31st March 2004	46.93	39.38
Quarter ended 31st December 2003	47.64	42.09
Quarter ended 30th September 2003	43.22	36.91
Quarter ended 30th June 2003	43.87	35.40
Quarter ended 31st March 2003	40.13	31.85
Year ended 31st December 2002	50.87	32.86
Year ended 31st December 2001	58.00	47.15
27th to 31st December 2000	56 13/16	55 3/8

* to 25th February 2005

Glaxo Wellcome

Fiscal period
from 1st January to 26th December 2000

	Pence per share

	High	Low

2000	2110	1440

Fiscal period
from 1st January to 26th December 2000

	US dollars per ADS

	High	Low

2000	63 3 /4	46

SmithKline Beecham

Fiscal period
from 1st January to 26th December 2000

	Pence per share

	High	Low

2000	955	671

Fiscal period
from 1st January to 26th December 2000

US dollars per ADS

	High	Low

2000	71 15 /16	52 1 /2

Back to Contents

Share capital GlaxoSmithKline	177

Analysis of shareholdings
Analysis of shareholdings at 31st December 2004:	Number of accounts	% of total accounts	% of total shares	Number of shares

Holding of shares
Up to 1,000	153,285	70	1	55,899,970
1,001 to 5,000	49,861	23	2	107,541,323
5,001 to 100,000	13,634	6	3	206,901,953
100,001 to 1,000,000	1,226	1	7	402,558,721
Over 1,000,000	513	–	87	5,164,786,864

Totals	218,519	100	100	5,937,688,831

Held by
Nominee companies	40,211	18	79	4,662,105,341
Investment and trust companies	71	–	1	31,564,510
Insurance companies	26	–	–	25,620,938
Individuals and other corporate bodies	178,209	82	6	369,095,973
BNY (Nominees) Limited	1	–	13	779,354,069
Held as Treasury Shares by GlaxoSmithKline	1	–	1	69,948,000

Totals	218,519	100	100	5,937,688,831

The Bank of New York’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 25th February 2005, the number of holders of record of shares in the USA was 1,187 with holdings of 1,776,334 shares, and the number of registered holders of the ADRs was 44,537 with holdings of 401,140,809 ADRs. Certain of these shares and ADRs were held by brokers or other nominees, as a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Substantial shareholdings

At 25th February 2005, the company had received notification of the following interests of three per cent or more in the shares in issue, excluding Treasury shares:

•	BNY (Nominees) Limited holds 802,281,619 shares representing 13.68 per cent. These shares are held on behalf of holders of ADRs, which evidence ADSs.

•	Legal & General Investment Management Limited holds 215,495,981 shares representing 3.67 per cent.

•	Barclays plc holds 229,512,017 shares representing 3.91 per cent.

As far as is known to the company, no other person was the owner of three per cent or more of the shares in issue, excluding Treasury shares of the company.

Directors and Officers

The interests of the Directors and Officers of the company, as defined in the Companies Act 1985, in share options of the company are given in the Remuneration Report (pages 43 to 58).

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

Documents on display

The Memorandum and Articles of Association of the company and other documents referred to in this Annual Report are available for inspection at the Registered Office of the company.

Publications

This year GlaxoSmithKline is again producing a Corporate Responsibility Report covering performance in areas including community investment, business ethics and integrity, access to medicines, R&D and environmental health and safety. The report will be published on the website at the end of March.

Back to Contents

178	GlaxoSmithKline

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

Taxation of dividends
The gross amount of dividends received (including amounts in respect of associated tax credit and UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15 per cent in respect of qualified dividends received before 2009. Shareholders are advised to consult their own Tax Advisers to confirm their eligibility.

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

Back to Contents

GlaxoSmithKline	179

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	160-162,174
D	Risk factors	76-78

4	Information on the company
A	History and development of the company	Inside front cover
B	Business overview
	Products	25-26,28
	Competition	27-28
	Regulation	29-30
	Marketing and distribution	18,23
	Manufacture and supply	24
	Research and development	07-17
	Intellectual property	30-31
	Environment, health and safety	31-32
	Access to medicines	19
	Investment in communities	21-22
C	Organisational structure	150-152
D	Property, plants and equipment	71
	Environmental responsibility	71
	Note 6 – Segment information	100-102
	Note 17 – Tangible fixed assets	109

5	Operating and financial review and prospects
A	Operating results
	2004 and 2003	61-78
	2003 and 2002	79-86
B	Liquidity and capital resources	71-75
C	Research and development, patents and licenses, etc.	07-17,60
D	Trend information	60
E	Balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	72

6	Directors, senior management and employees
A	Directors and senior management	34-35
B	Compensation
	Remuneration Report	43-58
C	Board practices
	Corporate governance	36-42
D	Employees
	GlaxoSmithKline people	20
	Note 35 – Employee costs	129-135
	Financial record	162
E	Share ownership
	GlaxoSmithKline people	20
	Note 36 – Employee share schemes	136-138
	Share options	54-55
	Incentive plans	55-56
	Directors’ interests	53,58

7	Major shareholders and related party transactions
A	Major shareholders	177
B	Related party transactions Note 32 – Related party transactions	122

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18
	Legal proceedings	116-122
B	Significant changes
	Note 31 – Post Balance Sheet Event	122

9	The offer and listing
A	Share price history	176
C	Markets	176

10	Additional information
B	Memorandum and Articles of Association	Footnote (i)
C	Material contracts	n/a
D	Exchange controls	177
E	Taxation	178
H	Documents on display	177

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	74-75
	Note 34 - Financial instruments and related disclosures	125-128

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	39-42

16	[Reserved]
A	Audit Committee financial expert	40
B	Code of ethics	41
C	Principal accountant fees and services	104
D	Exemptions from the listing standard for audit committees	n/a
E	Purchases of equity securities by the issuer and affiliated purchasers	114

17	Financial statements

18	Financial statements
	Independent auditors’ report	Footnote (ii)
	Consolidated statement of profit and loss	90-91
	Consolidated statement of total recognised gains and losses	90-91
	Consolidated statement of cash flow	92-93
	Consolidated balance sheet	94
Reconciliation of movements in consolidated equity
	shareholders’ funds	94
	Company balance sheet	95
	Notes to the financial statements	96-152

19	Exhibits	Footnote (ii)

Footnote
i)	Information responsive to this item is incorporated by reference to ‘Memorandum and Articles of Association of GlaxoSmithKline’ at pages 35–36 of the Group’s Annual Report on Form 20-F for the year ended 31st December 2000.

ii)	See the company’s Form 20-F filing with the Securities and Exchange Commission.

Back to Contents

180	GlaxoSmithKline

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two ordinary shares.

American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Creditors	Accounts payable.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Debtors	Accounts receivable.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’ .

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Earnings per share	Basic income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share based employee incentive plans.

Equity shareholders’ funds	The aggregation of shares and reserves owned by shareholders. The US equivalent is shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of shareholders’ funds net debt and minority interests.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.

Interest cover	The number of times profit before interest exceeds net interest payable.

Interest payable	Interest expense.

Interest receivable	Interest income.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit and loss account reserve	Retained earnings.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	Shares outstanding.

Statement of total recognised gains and losses	Statement of comprehensive income.

Stocks	Inventories.

Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Tangible fixed assets	Property, plant and equipment.

Turnover	Revenue.

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
Tel: +44 (0)1903 854 062 outside the UK

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

GlaxoSmithKline plc

March 8, 2005	By:	/s/ John Coombe John Coombe Chief Financial Officer

Back to Contents

Item 19 Exhibits

Exhibit Index

Exhibit No.	Description

4.3	Service Agreement between SmithKline Beecham Corporation and Tachi Yamada.

12.1	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jean-Pierre Garnier

12.2	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – John Coombe

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

14.1	Consent of PricewaterhouseCoopers LLP.