Form 20-F
period 2005-12-31
GLAXOSMITHKLINE PLC
filed 2006-03-03
CIK 1131399

As filed with the Securities and Exchange Commission on March 3, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes      No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes      No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

     Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes      No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer           Acccelerated filer           Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  Yes        No

Annual Report 2005

Do more, feel better, live longer

"Discovering important medicines
eradicating diseases, improving
the quality of people's lives
and making medicines available
to a greater number of people
This is what we do – and what we do matters to people."

JP Garnier (left) and Sir Christopher Gent (right)

JP Garnier (left) and Sir Christopher Gent (right)

Back to Contents

“Thanks to the efforts of our employees around the world,
2005 was a very successful year for GSK. Not only
was it our best year ever from a financial standpoint,
we also made substantial progress with our pipeline
of innovative medicines and vaccines.”

JP Garnier, Chief Executive Officer

An interview with Sir Christopher Gent, Chairman and JP Garnier, Chief Executive Officer

2005: a year of success and progress

GSK delivered an excellent financial performance in 2005. Turnover of £21.7 billion grew by 7% at constant exchange rates (CER). Earnings per share (EPS) were 82.6p, with growth of 18% at CER, putting GSK in the top tier of global pharmaceutical companies in terms of performance.

“These figures confirm the excellent growth of our key products and the efficiency of our global operations,” says JP.

GSK’s performance was driven by sales of key pharmaceutical products. “Sales of Seretide/Advair, Avandia, Coreg, Lamictal and Valtrex all continued their impressive growth,” says JP. “We also saw good performance from a number of newer products, including Avodart for enlarging prostate, Boniva/Bonviva for osteoporosis and Requip for Restless Legs Syndrome, which all show great promise for the future, both for patients and GSK.’

“Looking into 2006, the strong growth seen from key products and from our vaccines business is expected to continue and we anticipate an EPS growth of around 10% at CER.”

Pipeline progress
GSK continues to meet the challenge of increasing Research & Development (R&D) productivity to discover new medicines faster and more economically. The company’s pipeline is one of the largest and most promising in the industry, with 149 projects in clinical development (as at the end of February 2006), including 95 new chemical entities (NCEs), 29 product line extensions (PLEs) and 25 vaccines.

“In 2006, we anticipate further good news on GSK’s late-stage pipeline, which is developing at a fast pace. Eight major new assets are scheduled to enter phase III in 2006, doubling our late-stage pipeline,” says JP.

Year of the vaccine
2005 was a landmark year for GSK’s vaccines business. Sales increased by 15% and the company made a number of significant strategic acquisitions. “The acquisition of ID Biomedical was an important move for GSK,” says JP, “which strengthened our position in the global flu vaccine market, and increased our ability to prepare for and respond to a potential flu pandemic.”

“The pharmaceutical industry is making a
positive improvement to people’s lives. It
has a noble purpose. It develops medicines
and vaccines that save lives and make
people feel better.”
Sir Christopher Gent, Chairman

“We also acquired a plant in Marietta, Pennsylvania which will give us access to tissue culture technology in our vaccine manufacturing. The acquisition of Corixa gives us valuable adjuvant technology, enabling us to boost human immune response to our vaccines.”

GSK also made good progress on its pipeline of new vaccines. “We expect five major vaccine launches in the next five years,” says JP. “Perhaps most exciting is Cervarix for cervical cancer, which we expect to file for approval in Europe in March 2006 and in the USA by the end of the year.”

Improving access to medicines
GSK continues to seek new ways of improving access to its medicines for people who need them, but are least able to obtain them. This challenge is particularly acute in the developing world, where GSK has been offering many of its medicines and vaccines at not-for-profit prices for some years.

GSK Annual Report 2005 01

Back to Contents

However, addressing this challenge is something GSK cannot do alone. The work of GSK with organisations such as the Bill & Melinda Gates Foundation highlights the benefits of public-private partnerships. They provide a way for companies such as GSK and the private sector to work together. Typically, GSK provides the R&D, technology, manufacturing and distribution expertise, while other partners and governments help fund the development and delivery costs.

In 2005, GSK entered three groundbreaking public-private partnerships to develop vaccines against the biggest causes of death in the developing world today – AIDS, malaria and tuberculosis.

“Public-private partnerships use the
respective strengths of the partners
and bring out the best of each. Most
importantly, it is a model that works.”

Reaching out to patients
In 2005, GSK introduced and strengthened a number of initiatives aimed at improving patients’ understanding of GSK’s medicines, and programmes to help gain access to them. These initiatives include GSK’s pioneering Clinical Trial Register, which was expanded to contain 2,125 summaries of clinical trials by the end of 2005.

In the USA, GSK is placing more emphasis on education and the patient in direct-to-consumer advertising, and providing people with advice on GSK’s programmes and the industry’s Partnerships for Prescriptions Assistance which help people gain access to the medicines they need.

“Through these and other initiatives, we are seeking to differentiate GSK as a company finding solutions to the healthcare challenges that society faces. I believe we are well on the way to achieving that,” says Sir Christopher.

A broader contribution
GSK's global community investment activities in 2005 were valued at £380 million, equivalent to 5.6% of Group profit before tax.

The year saw a number of natural disasters, including the Asian tsunami, the Guatemalan hurricane, the New Orleans floods and the earthquake that struck parts of India and Pakistan. GSK was quick to respond to help victims of these tragedies. “My thanks go to our employees for their response to these crises. It makes me proud to lead an organisation with such committed and compassionate people, who can respond so effectively to help people in real need,” says JP.

For these disasters alone, GSK contributed more than £3 million in cash and donated medicines and vaccines valued at over £14 million towards the relief efforts.

“The tragedies during the year brought home to me the extent to which the pharmaceutical industry is making a positive improvement to people’s lives,” says Sir Christopher. “It has a noble purpose. It develops medicines and vaccines that save lives and make people feel better.”

Being human
We continue to meet the challenges of improving productivity in R&D and ensuring patients have access to medicines, even in the poorest parts of the world. This Report highlights some of the work we have done to implement our strategies to meet these challenges. Behind each one is a human story.

We thank all our employees for their efforts in 2005. Their commitment and passion, both individually and through their teamwork, have helped us make GSK the success it is today. We also appreciate the great support our employees receive from their families for the work they are doing at GSK.

We are grateful for the significant contribution of Tachi Yamada, Chairman of R&D and Executive Director, who is to retire in June 2006, and we welcome Moncef Slaoui, who will succeed Tachi with effect from 1st June 2006. We would also like to thank Jack Ziegler, President of GSK Consumer Healthcare, who retired from the company in January 2006, and welcome his successor, John Clarke. We also thank Dr Lucy Shapiro, who is to retire as a Non-Executive Director at the company’s Annual General Meeting in May 2006, and we welcome Tom de Swaan, who joined the Board in January 2006 as a new Non-Executive Director.

Sir Christopher Gent	JP Garnier
Chairman	Chief Executive Officer

GSK Annual Report 2005
02

Contents

Report of the Directors
Financial summary	4
Description of business	5
Corporate governance	27
Remuneration Report	37
Operating and financial review and prospects	55

Financial statements
Directors’ statements of responsibility	82
Independent Auditors’ report	83
Consolidated income statement	84
Consolidated balance sheet	85
Consolidated cash flow statement	86
Consolidated statement of recognised income and expense	88
Notes to the financial statements	89

Investor information
Financial record	166
Shareholder information	176
Taxation information for shareholders	180

Glossary of terms	181

Cross reference to Form 20-F	182

The Annual Report was approved by the Board of Directors on 1st March 2006 and published on 3rd March 2006.

Website
GlaxoSmithKline’s website, www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

GSK Annual Report 2005
03

Back to Contents

REPORT OF THE DIRECTORS

Financial summary

						Growth
	2005		2004
	£m		£m		CER%	£%

Turnover	21,660		19,986		7	8

Operating profit	6,874		5,756		16	19

Profit before taxation	6,732		5,779		13	16

Profit after taxation for the year	4,816		4,022		17	20

Profit attributable to minority interests	127		114

Profit attributable to shareholders	4,689		3,908

Earnings per share	82.6	p	68.1	p	18	21

Diluted earnings per share	82.0	p	68.0	p

Dividends per share	44	p	42	p

Net cash inflow from operating activities	5,958		4,944

Net assets	7,570		5,937

History and development of the company
GlaxoSmithKline plc is a public limited company incorporated on 6th December 1999 under English law. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. On 27th December 2000 the company acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, by way of a scheme of arrangement for the merger of the two companies. Both Glaxo Wellcome and SmithKline Beecham were major global healthcare businesses.

GSK plc and its subsidiary and associated undertakings constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

GSK has its corporate head office in London. It also has operational headquarters in Philadelphia and Research Triangle Park, USA, and operations in some 119 countries, with products sold in over 130 countries. The principal research and development (R&D) facilities are in the UK, the USA, Japan, Italy, Spain and Belgium. Products are currently manufactured in some 37 countries.

The major markets for the Group’s products are the USA, France, Japan, the UK, Italy, Germany and Spain.

Business segments GSK operates principally in two industry segments:
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

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 71 to 74 of this Annual Report.

GSK Annual Report 2005
04

Back to Contents

REPORT OF THE DIRECTORS

Description of business

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

Annual Report and Review
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2005, prepared in accordance with United Kingdom requirements.

A summary report on the year, the Annual Review 2005, intended for the investor not needing the full detail of the Annual Report, is produced as a separate document.

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

The Description of business discusses the strategy, activities, resources and operating environment of the business and identifies developments and achievements in 2005, under the following headings:

Strategy
Strategy and business drivers	6
Business drivers
Build the best product pipeline in the industry	7
Achieve commercial and operational excellence	14
Improve access to medicines	15
Be the best place for the best people to do their best work	16
Global manufacturing and supply	17
Corporate responsibility and community investment	18

Products and competition
Pharmaceutical	20
Consumer Healthcare	23

Regulatory environment
Regulation	24
Intellectual property	25
Responsibility for environment, health and safety	26

Discussion of the Group’s management structures and corporate governance procedures is set out in Corporate governance (pages 27 to 36).

The Remuneration Report gives details of the Group’s policies on Directors’ remuneration and the amounts earned by Directors and senior management in 2005 (pages 37 to 54).

Discussion of the Group’s operating and financial performance and financial resources is given in the Operating and financial review and prospects (pages 55 to 80).

In this report:

‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiary undertakings.
The ‘company’ means GlaxoSmithKline plc.
‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p.
American Depositary Share (ADS) represents two GlaxoSmithKline shares.

Throughout this report, figures quoted for market size, market share and market growth rates relate to the 12 months ended 30th September 2005 (or later where available). These are GSK’s estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trademarks of Bayer, Boniva/Bonviva, a trademark of Roche, Entereg, a trademark of Adolor Corporation in the USA, Hepsera, a trademark of Gilead Sciences in some countries including the USA, Integrilin, a trademark of Millennium Pharmaceuticals, Micropump, a trademark of Flamel Technologies, Natrecor, a trademark of Scios and Janssen, Navelbine, a trademark of Pierre Fabre Médicament, Nicoderm, a trademark of Sanofi-Aventis, Elan, Novartis or GlaxoSmithKline in certain countries, Pritor, a trademark of Boehringer Ingelheim and Vesicare, a trademark of Yamanouchi Pharmaceuticals, and in Japan and South Korea a trademark of Astellas Pharmaceuticals, all of which are used in certain countries under license by the Group.

GSK Annual Report 2005
05

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Strategy and business drivers

GlaxoSmithKline is addressing the key challenges that face both the pharmaceutical industry and society as a whole:

•	improving productivity in research and development

•	ensuring patients have access to new medicines

The strategies to meet these challenges focus on several business drivers:

Build the best product pipeline in the industry
The Group is aiming to create the best product pipeline in the industry for the benefit of patients, consumers and society. This includes developing a focused portfolio strategy to support the pipeline and manage the full life cycle of compounds from their launch as prescription medicines through to becoming over-the-counter products where appropriate. This strategy includes selective in-licensing and efficient execution of development, commercialisation and the supply chain processes.

GSK’s R&D organisation measures productivity by the number and innovation of the products it creates, and also by the commercial value of these products and their ability to address the unmet needs of all consumers. This includes patients, healthcare professionals, budget holders and regulators, each with their own perspective on what constitutes a valuable new product.

Further details are given on pages 7 to 13.

Achieve commercial and operational excellence
GSK links research and commercial operations closely in order to maximise the value of the portfolio. As compounds are developed and tested, marketing campaigns and sales efforts are planned. Where appropriate within markets, the Group aims to build strong relationships with patients and consumers as the ultimate users of its medicines.

Common approaches to management processes and business functions are used by an internationally diverse and talented management team in order to create and sustain competitive advantage in all markets. Further details are given on page 14.

Improve access to medicines
GSK has created extensive programmes designed to improve the healthcare of people who have limited access to medicines both in the developed and developing world. These are set out in the ‘Improve access to medicines’ section of this report (page 15).

Be the best place for the best people to do their best work
The single greatest source of competitive advantage of any organisation is its people. The Group’s ambition is to be the place where great people apply their energy and passion to make a difference in the world. Their skills and intellect are key components in the successful implementation of the Group’s strategy. The work environment supports an informed, empowered and resilient workforce, in which the Group values and draws on the diverse knowledge, perspectives, experience, and styles of the global community. Further details are given on page 16.

Corporate Responsibility
In working to meet these challenges and implement these business drivers, GSK recognises that it has a responsibility to support the delivery of better healthcare and education in under-served communities and to connect business decisions to ethical, social and environmental concerns. GSK’s commitment to these is outlined on pages 18 to 19, with more information available in the Corporate Responsibility Report, which is available on the website at www.gsk.com

GSK Annual Report 2005
06

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry

Research and Development – Pharmaceuticals

GSK’s strategic intent is to become the indisputable leader in the industry. This success depends on the bedrock of the Group’s business – a vibrant and productive Research and Development (R&D) function that develops new ways to help patients while supporting existing products.

Focus on the Patient
R&D’s focus on the patient involves seeking the views of patients and their families for an understanding of the most important aspects of their disease and the impact it has on their lives. This information, in conjunction with discussions with key opinion leaders, is then used to shape drug development programmes so that new medicines are likely to benefit patients.

Finding candidate compounds
Two components are needed in the early stages of finding new medicines – targets that can be shown to affect mechanisms of important pathological processes in human disease and compounds able to modulate the behaviour of specific targets.

Many diseases arise through complex interactions between gene variants and environmental factors. Within GSK, Genetics Research aims to take advantage of this by identifying genes which influence common diseases with large unmet medical needs and major patient burdens. These insights help in the search for targets with known relevance to the disease, and hence a greater chance of delivering benefit to the patients.

Discovery Research (DR) produces the lead compounds that may influence targets which form the basis of drug discovery efforts in GSK’s Centres of Excellence for Drug Discovery (CEDDs). In 2005, DR performed over 90 million assays and provided the CEDDs with 50 high-quality new lead compounds. Investment in DR has been focused on increasing the quality and quantity of the lead compounds available.

Selecting the best candidate molecules
The fundamental steps in turning a lead compound into a drug candidate are optimising it for potency, efficacy and safety and then demonstrating the validity of the therapeutic hypothesis through early clinical trials of the resulting candidate.

These steps are helped by rapid, informed decision making and creative solutions to the issues that inevitably arise in this phase of development. GSK has designed the CEDDs, which are focused on specific disease areas, to be nimble and entrepreneurial. There are seven CEDDs, based in Europe and the USA:

•	Biopharmaceuticals – Stevenage, UK
•	Cardiovascular & Urogenital Diseases – Upper Merion, USA
•	Metabolic & Viral Diseases – Research Triangle Park, USA
•	Microbial, Musculoskeletal & Proliferative Diseases, including cancer – Upper Providence, USA
•	Neurology & Gastrointestinal Diseases – Harlow, UK
•	Psychiatry – Verona, Italy
•	Respiratory and Inflammation – Stevenage, UK.

Each CEDD is responsible for assessing the safety and other development characteristics of lead compounds in preclinical screens, some of which may involve using animals. This allows the selection of the best candidate for a new medicine. Once this is achieved, the CEDDs are responsible for demonstrating that the compound has satisfied a proof of therapeutic concept during mid-stage clinical trials.

A decision is then made on whether the information available justifies the compound’s progression into late-stage drug development, where large-scale clinical trials are conducted to register and commercialise the product.

During 2005 18 compounds entered clinical trials for the first time.

A GSK research facility focusing on new therapies in the treatment of neurodegenerative illnesses, such as Alzheimer’s disease, was opened in Singapore in 2005.

The application of experimental medicine is a major opportunity for the industry. An important tool in this field is clinical imaging, which enables visualisation of changes in the body made in response to the administration of a new medicine. In 2005 world-class imaging experts were recruited from both the USA and UK, as GSK prepared to open the Clinical Imaging Centre at the Hammersmith Hospital in London in 2006. In addition, R&D has established global collaborations with academic imaging centres that make it a leader in application of imaging for drug discovery and development.

Converting candidates to medicines
Preclinical Development (PCD) includes a wide range of activities throughout the entire drug development process. It is also involves the enhancement of existing products by devising more convenient formulations. Early in the development process, the metabolism and safety of compounds are evaluated in laboratory animals before testing in humans. The testing required in animals is highly regulated (see Animals and research, page 10).

PCD researchers investigate appropriate dosage forms (for example, tablets or inhalers) and develop formulations to enhance a drug’s effectiveness and ease of use by the patient. Processes and supporting analytical methods for drug synthesis and product formulation and delivery are scaled up to meet increasing supply requirements. This leads to the technical transfer of the processes and methods to manufacturing. The New Product Supply process, a partnership between R&D and Global Manufacturing and Supply, ensures that a robust product is developed for large-scale commercial manufacturing and launch.

To provide focus for the development process, all the major functional components of clinical, medical, biomedical data, regulatory and safety are integrated into a single management organisation, Worldwide Development (WWD).

GSK’s Medicine Development Centres (MDCs), which provide a focus for late-stage development, are responsible for creating value through the delivery of full product development plans, managing the day-today operational activities for the late-stage development portfolio and ensuring strong partnerships with the CEDDs and Global Commercial Strategy (GCS).

GSK Annual Report 2005
07

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
Continued

The MDCs are based at the major USA and UK sites and are aligned with the following therapeutic areas:

•	Cardiovascular/Metabolic
•	Infectious Diseases including Diseases of the Developing World (DDW)
•	Musculoskeletal/Inflammation/Gastrointestinal/Urology
•	Neuroscience (Psychiatry/Neurology)
•	Oncology
•	Respiratory.

These teams are responsible for maximising the worldwide development opportunities for each product within their remit so that all the information needed to support the registration, safety programmes, pricing and formulary negotiations is available when needed. Commercial input from Global Commercial Strategy ensures that regional marketing needs are integrated into any development plans at an early stage.

In addition, R&D is investigating new ways of operating to enable it to respond to the variety of external pressures on the industry, such as increasing regulatory stringency, so that it is positioned to ensure that effective new medicines reach patients as soon as possible.

GSK believes that pharmacogenetic research, which correlates genetic data with response to medicine, will help to reduce pipeline attrition and improve productivity. R&D is collecting DNA samples in clinical studies to identify pharmacogenetic information that can help predict a patient’s response. This information is intended to define patient groups likely to gain benefit from treatment, or to suffer a side effect, as the compound progresses through development in the clinic. Ultimately, pharmacogenetics promises to provide physicians with information to help them select the medicine and dose most likely to benefit their patient.

During 2005, R&D has taken several approaches to improving productivity in clinical trials, including an increasing use of countries outside Western Europe and the USA and the introduction of direct electronic data capture in most new clinical trials. These improvements in productivity will continue going forward.

All clinical trials sponsored by GSK, irrespective of where they take place, are conducted according to international standards of good clinical practice and applicable laws and regulations. The protocols are reviewed by the external regulatory agencies in the relevant countries where required and all protocols are considered by an Ethics Review Committee, whose remit covers the site where the study will take place. Safety data is routinely collected throughout development programmes and is reported to national and regional regulatory agencies in line with applicable regulations.

The GSK Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme. During 2005, GSK took a further step in making information from its clinical trials widely and easily available by extending its Clinical Trial Register, a public website on which clinical trials data are published. Regulatory authorities will continue to be informed of the data generated so they may be reassured of the safety and efficacy of GSK’s products. The Clinical Trial Register will enhance the ability of clinicians to make informed clinical judgements to benefit their patients.

Extending the use of existing products
Once a product is launched, it is important to establish additional ways in which patients can be helped. This can be through investigating whether any other illnesses may be treated with the product or by the development of additional, more convenient dosage forms. Some developments reflect feedback from patients and the medical professions, while others are the result of continuing research into disease and its causes.

Examples of the importance of lifecycle management to GSK include the new indication of restless leg syndrome for Requip and monthly dosing of Boniva to simplify its administration for prevention of osteoporosis. Line extensions add significant value to the product portfolio. Recent examples, such as Augmentin ES/XR, Seroxat/Paxil CR and Wellbutrin XL, achieved sales of £888 million in 2005.

Productivity
The challenge of increasing R&D productivity continued in 2005. Programmes to identify associations between diseases and genes have helped point to areas of research more likely to produce new ways of helping patients. Increased automation in screening has provided higher quality lead compounds more quickly.

Progress of the portfolio is communicated to investors and the media at regular intervals during the year. A major presentation on the vaccine portfolio was held in June and on the oncology and supportive care portfolio in November 2005. Details of GSK’s product development pipeline are given on pages 11 to 13.

Managing the portfolio
With improved productivity, more compounds are progressed into later phases of development. This progress, however, puts demands on our R&D resources and it is important to look objectively at the portfolio. Key projects reaching significant milestones are reviewed each month by the Product Management Board (PMB), which is responsible for determining if an asset has met criteria for passing into the next phase of development.

GSK continues to identify compounds from other companies that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for large and small companies.

In 2005 a specific Centre of Excellence for External Drug Discovery was created. This small internal management team is responsible for delivering compounds with clinical proof of concept by establishing and managing long-term strategic collaborations with biotechnology companies, small- and mid-sized pharmaceutical companies, and academic institutions. The Group has committed funding for two years to these collaborations, with an option to renew for an additional three years.

In-licensing
In-licensing or co-marketing/co-promotion agreements concluded in 2005 were:

•	The development and commercialisation of Vertex Pharmaceuticals Inc.’s VX-409, Nav1.8 Na-channel blocker plus back-up molecules for pain (preclinical)
•	The development and promotion of Allergan Inc.’s Botox in Japan and China
•	The development and commercialisation of a renin inhibitor program (preclinical) with Vitae Pharmaceuticals Inc.

GSK Annual Report 2005
08

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
Continued

•	The exercise of an option for Theravance Inc.’s inhaled muscarinic antagonist / beta 2 agonist programme (preclinical)
•	The exercise of options for Human Genome Science Inc.’s LymphoStat B (completed Phase IIa) for rheumatoid arthritis and systematic lupus erythematosus and mapatumumab TRAIL R1 monoclonal antibody for various cancer indications (Phase II).

Discontinuations
All R&D carries a risk of failure. Lead compounds showing positive activity against a validated target may prove insufficiently safe to introduce to humans or impossible to manufacture on a commercial scale. Also, compounds may not show the expected benefits in patients in large scale clinical testing. These discontinuations occur despite extensive predictive testing.

Late-stage projects terminated during 2005 in Phase III included aplaviroc (873140) and 695634, both for HIV, Avandia for psoriasis and Lamictal XR for schizophrenia.

Research and development – GSK vaccines
The majority of GSK’s vaccine R&D activities are conducted at its biologicals headquarters in Rixensart, Belgium. These include clinical development, regulatory strategy, commercial strategy, scaling up, vaccine production, packaging and all other support functions. Over 1,500 scientists are devoted to developing new vaccines and more cost-effective and convenient combination vaccines to prevent infections that cause serious medical problems worldwide. GSK is also targeting therapeutic vaccines that may prevent relapse in cancer patients.

Vaccine discovery involves many collaborations with academia and the biotech industry worldwide and allows identification of new vaccine antigens which are then expressed in yeast, bacteria or mammalian cells and purified to a very high level.

This is followed by formulation of the clinical lots of the vaccine. This may involve mixing antigens with selected novel proprietary adjuvants, which are designed to stimulate a good immune response. The first step is to evaluate the safety and efficacy of the candidate vaccine in a preclinical setting, usually involving an animal model. The candidate vaccine is then tested in clinical trials in healthy individuals to evaluate safety and effectiveness in inducing an immune response to protect the body from infection encountered later in a natural setting (Phase I/II). Large-scale field trials in healthy individuals follow to establish safety and efficacy in a cross section of the population (Phase III).

The results obtained during clinical trials and data regarding the development of a quality and large-scale production process and facilities are then combined into a regulatory file which is submitted to the authorities in the various countries where the vaccine is to be made available.

After launch, post marketing studies of considerable size are set up to assess vaccination programmes’ impact and to monitor vaccine safety (Phase IV).

Vaccine manufacturing is particularly complex as it requires the use of living micro-organisms. Sophisticated quality assurance and quality control procedures are in place to ensure both quality and safety of the vaccines and this commonly includes animal use. Due to their biological nature, health authorities may subject vaccines to a second control to guarantee the highest quality standards.

In 2005, GSK made a number of investments that strengthen its vaccine capabilities:

•	a significant increase in flu vaccine manufacturing and development capacity by:
	–	acquiring ID Biomedical, a North American developer of vaccines for infectious diseases and producer of influenza vaccines with sites in Canada and the USA, for £874 million
	–	investing over £64 million in extending its German vaccine facility
	–	purchasing a vaccine R&D and manufacturing site in the USA
•	acquiring US based Corixa Corporation, a developer of innovative vaccine adjuvants, for approximately £150 million
•	entering into three groundbreaking public-private partnerships to develop vaccines against the three biggest killers in the developing world, AIDS, malaria and tuberculosis.

GSK expects to launch five major new vaccines within the next five years:
•	a human papilloma virus vaccine preventing cervical cancer
•	the USA and EU launch of a vaccine against rotavirus induced gastroenteritis and the strengthening of its presence in international markets
•	a vaccine against pneumococcal disease
•	an improved vaccine for influenza
•	vaccine combinations against meningitis.

The strength of GSK’s vaccine pipeline is expected to provide opportunities for GSK to deliver new vaccines for many years to come.

Research and development – Consumer Healthcare
R&D has aligned itself closely with the new Consumer Healthcare operating model and structure. For the Global brands, it now mirrors the commercial structure with R&D teams paired with commercial teams and located in the principal centres for Consumer Healthcare R&D at Weybridge in the UK and in Parsippany in the USA; with this co-location, these sites are now termed Innovation Centres. The focus of R&D is on the identification and rapid development of novel products that bring benefits to consumers in the over-the-counter (OTC), oral care and nutritional healthcare markets.

Diseases of the developing world
Continued investment in research into diseases that disproportionately affect the developing world is essential if there is to be a long-term improvement in the health of people who live in these regions. As part of GSK’s response to this challenge, it operates a drug discovery unit, dedicated to finding new medicines for these diseases, based at Tres Cantos, Spain. The work undertaken in Tres Cantos focuses on malaria and tuberculosis which, together with work elsewhere in the Group on HIV/AIDS and vaccines, means GSK is addressing the prevention and treatment of all three of the World Health Organization’s (WHO) top priority diseases.

GSK Annual Report 2005
09

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
Continued

GSK currently has 14 clinical programmes of relevance to the developing world, eight of which are aimed at producing vaccines and medicines for diseases that disproportionately affect developing countries.

Public/private partnerships (PPP) remain essential to fund research where there is no commercially viable market for a potential product. GSK is a leader in working with PPP and continues to collaborate closely with many governments, academic centres, United Nations’ agencies and other global funding bodies in this area, to maximise expertise and knowledge. This has the dual benefit of encouraging research and development and accelerating access to the medicines in the developing world. For example, in 2005, GSK announced partnerships with the Global Alliance for TB Drug Development, the Aeras Global TB Vaccine Foundation and the International AIDS Vaccine Initiative. GSK’s malaria ‘falcipain inhibitors’ project was chosen for the Medicines for Malaria Venture ‘project of the year’ award.

Animals and research
For ethical, regulatory and scientific reasons, research using animals remains a small but vital part of research and development of new medicines and vaccines. GSK only uses animals where there is no alternative and only in the numbers required for each test. The Group strives to exceed regulatory standards in the care and use of the animals it uses and undergoes internal and external review to assure these standards.

The vast majority of the experimental methods do not use animals. GSK is actively engaged in research to develop and validate more tests that either avoid the use of animals in research or reduce the numbers needed. When animals are used in research unnecessary pain or suffering is scrupulously avoided.

GSK understands that use of animals for research purposes commands a high level of public interest. The GlaxoSmithKline Public Policy Position ‘The care and ethical use of animals in research’, and further information and reports, are available on the website, www.gsk.com, or from Secretariat.

GSK’s pipeline
The chart on the right shows new chemical entities (NCE) and product line extensions (PLE) for projects in the clinic in 2001 and 2005. At the end of February 2006, GSK had nearly 200 pharmaceutical and vaccine projects in development. Of these, 149 are in the clinic comprising 95 NCEs, 29 PLEs and 25 vaccines, compared with 118 in 2001. Since 2001 the number of projects in the late stages of development has increased from 31 to 57.

This maturity in the late stage pipeline is expected to lead to an increase in registrations in the coming years. The content of the drug development portfolio will change over time as new compounds progress from discovery to development and from development to the market. Owing to the nature of the drug development process, many of these compounds, especially those in early stages of investigation, may be terminated as they progress through development. Phase I NCEs with multiple indications are counted only once. NCEs in later phases are counted by each indication. For competitive reasons, new projects in pre-clinical development have not been disclosed and some project types may not have been identified.

GSK’s submissions to the regulatory authorities in the USA and EU for the first time and approvals during 2005 were:

	USA	Europe

Submission	5	7
Approval	6	6

	11	13

In 2006, the late-stage pipeline is expected to expand further with eight major assets anticipated to enter phase III development. Also, in 2006, GSK anticipates seven products will be approved and/or launched and seven product filings are planned. For further details of these developments expected in 2006 see the GSK outlook on page 71.

GSK’s policy is to obtain patent protection on all significant products discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets. Protection can also be obtained for new pharmaceutical formulations and manufacturing processes, and for new medical uses and special devices for administering products.

Key
(v)	Vaccine
(p)	Pharmaccine
*	Compounds in Shionogi-GlaxoSmithKline Pharmaceuticals LLC joint venture
†	In-license or other alliance relationship with third party
S	Date of first submission
A	Date of first regulatory approval (for MAA, this is the first EU approval letter)
AL	Approvable letter indicates that ultimately approval can be given subject to resolution of deficiencies
MAA	Marketing authorisation application (Europe)
NDA	New drug application (USA)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

GSK Annual Report 2005
10

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
continued

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Cardiovascular & Metabolic
256073	high affinity nicotinic acid receptor (HM74A) agonist	dyslipidaemia	I
681323	p38 kinase inhibitor	atherosclerosis (also rheumatoid arthritis & chronicobstructive pulmonary disease, COPD)	I
813893	factor Xa inhibitor	prevention of stroke in atrial fibrillation	I
856553	p38 kinase inhibitor	atherosclerosis (also rheumatoid arthritis & COPD)	I
rilapladib†	lipoprotein-associated phospholipase A2 (Lp-PLA2) inhibitor	atherosclerosis	I
501516†	peroxisome proliferator-activator receptor(PPAR) delta agonist	dyslipidaemia	II
590735	PPAR alpha agonist	dyslipidaemia	II
odiparcil†	indirect thrombin inhibitor	prevention of thrombotic complications of cardiovascular disease	II
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	ll/III
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	III	2006	2006
Coreg CR†	beta blocker	hypertension & congestive heart failure – once-daily	Submitted	N/A	S:Dec05
Metabolic projects
625019	PPAR pan agonist	type 2 diabetes	I
716155†	glucagon-like peptide 1 agonist	type 2 diabetes	I
856464	melanin concentrating hormone antagonist	obesity	I
radafaxine	noradrenaline/dopamine re-uptake inhibitor	obesity (also fibromyalgia, neuropathic pain & depression)	I
189075†	sodium dependent glucose transport (SGLT2) inhibitor	type 2 diabetes	II
677954	PPAR pan agonist	type 2 diabetes	II
869682†	SGLT2 inhibitor	obesity	II
denagliptin	dipeptidyl peptidase lV (DPP IV) inhibitor	type 2 diabetes	II
solabegron	beta3 adrenergic agonist	type 2 diabetes (also overactive bladder)	II
Avandamet XR	PPAR gamma agonist + metformin	type 2 diabetes – extended release	III		2007
Avandia + simvastatin	PPAR gamma agonist + statin	type 2 diabetes	III		2007
Avandaryl†	PPAR gamma agonist + sulphonylurea	type 2 diabetes – fixed dose combination	Approved	S:May05	A:Dec05

Infectious Diseases
565154	oral pleuromutilin	treatment of bacterial infections	I
742510	oral pleuromutilin	treatment of bacterial infections	I
270773†	phospholipid anti-endotoxin emulsion	sepsis	II
farglitazar	PPAR gamma agonist	hepatic fibrosis	II
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	II		N/A
chlorproguanil, dapsone +	antifolate + artemisinin	treatment of uncomplicated malaria	IIl	2007	N/A
artesunate (CDA)†
Etaquine†	8-aminoquinoline	malaria	III
Altabax (retapamulin)	topical pleuromutilin	bacterial skin infections	Submitted	2006	S:Nov05
Antivirals
825780†	DNA antiviral vaccine	HIV infection	I
brecanavir†	aspartyl protease inhibitor	HIV infection	II
Relenza†	neuraminidase inhibitor	influenza prophylaxis	Submitted	S:Nov05	S:Nov05

Musculoskeletal, Inflammation, Gastrointestinal & Urology
221149	oxytocin antagonist	threatened pre-term labour	I
232802	3G-selective oestrogen receptor modulator	treatment of menopausal symptoms	I
267268	vitronectin integrin antagonist	age-related macular degeneration	I
366074†	potassium channel opener	overactive bladder	I
relacatib†	cathepsin K inhibitor	osteoporosis & osteoarthritis (also bone metastases)	I
751689†	calcium antagonist	osteoporosis	I
768974†	parathyroid hormone agonist	osteoporosis	I
786034	tyrosine kinase inhibitor	psoriasis	I
842470†	PDE IV inhibitor (topical)	atopic dermatitis	I
876008†	corticotrophin releasing factor (CRF1) antagonist	irritable bowel syndrome (also depression & anxiety)	I
dutasteride + testosterone	5-alpha reductase inhibitor + testosterone	hypogonadism – fixed dose combination	I
solabegron	beta3 adrenergic agonist	overactive bladder (also type 2 diabetes)	I
270384	endothelial cell adhesion molecule inhibitor	inflammatory bowel disease	II
274150	selective iNOS inhibitor	rheumatoid arthritis (also migraine)	II
681323	p38 kinase inhibitor	rheumatoid arthritis (also atherosclerosis & COPD)	II
683699†	dual alpha4 integrin antagonist (VLA4)	inflammatory bowel disease (also multiple sclerosis)	II
856553	p38 kinase inhibitor (oral)	rheumatoid arthritis (also atherosclerosis & COPD)	II
casopitant	NK1 antagonist	overactive bladder (also depression & anxiety, chemotherapy induced & postoperative nausea & vomiting)	II
mepolizumab	anti-IL5 monoclonal antibody	eosinophilic esophagitis (also asthma & nasal polyposis)	II
rosiglitazone XR	PPAR gamma agonist	rheumatoid arthritis (also Alzheimer’s disease)	II
Avodart + alpha blocker	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia – fixed dose combination	III	2007	2007
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	III
Entereg/Entrareg†	peripheral mu-opioid antagonist	opioid induced GI symptoms	III	2007	2007
mepolizumab	anti-IL5 monoclonal antibody	hypereosinophilic syndrome (also asthma & nasal polyposis)	III	2006	2006
Entereg/Entrareg†	peripheral mu-opioid antagonist	post operative ileus	Approvable	2007	AL:Jul05
Boniva/Bonviva†	bisphosphonate	treatment of postmenopausal osteoporosis	Approved	S:Apr05	A:Jan06
– i.v. injection

GSK Annual Report 2005
11

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
continued

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Neurosciences
163090	presynaptic mixed 5HT1 antagonist	depression & anxiety	I
189254	histamine H3 antagonist	dementia	I
234551†	endothelin A antagonist	stroke	I
406725	gap junction blocker	migraine, epilepsy & neuropathic pain	I
644784	dual-acting COX-2 inhibitor	acute & chronic pain conditions (including neuropathic pain) & schizophrenia	I
737004†	endothelin A antagonist	stroke	I
823296	NK1 antagonist	depression & anxiety	I
842166	non-cannabinoid CB2 agonist	inflammatory pain	I
876008†	CRF1 antagonist	depression & anxiety (also irritable bowel syndrome)	I
radafaxine	noradrenaline/dopamine re-uptake inhibitor	fibromyalgia & neuropathic pain (also obesity)	I
274150	selective iNOS inhibitor	migraine (also rheumatoid arthritis)	II
372475†	triple (5HT/noradrenaline/dopamine) re-uptake inhibitor	depression and attention deficit hyperactivity disorder	II
468816	glycine antagonist	smoking cessation	II
683699†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis (also inflammatory bowel disease)	II
705498	transient receptor potential vanilloid-1 (TRPV1) antagonist	acute migraine	II
742457	5HT6 antagonist	dementia	II
773812	mixed 5HT/dopaminergic antagonist	schizophrenia	II
casopitant	NK1 antagonist	depression & anxiety (also overactive bladder, chemotherapy induced & postoperative nausea & vomiting)	II
radafaxine	noradrenaline/dopamine re-uptake inhibitor	depression (also obesity)	II
rosiglitazone XR	PPAR gamma agonist	Alzheimer's disease (also rheumatoid arthritis)	II
talnetant	NK3 antagonist	schizophrenia	II
vestipitant + paroxetine	NK1 antagonist + selective serotonin re-uptake inhibitor	depression & anxiety	II
406381	dual-acting COX-2 inhibitor	acute & chronic pain	III
Lamictal	sodium channel inhibitor	bipolar disorder – acute treatment	III	N/A	2006
Lamictal XR	sodium channel inhibitor	epilepsy – once-daily	III		2006
Requip extended release	non-ergot dopamine agonist	restless legs syndrome	III		2006
Requip Modutab/XL	non-ergot dopamine agonist	Parkinson’s disease – once-daily controlled release	Submitted	S:Dec05	2006
24 hour†		formulation
Trexima†	5HT1 agonist + naproxen	migraine – fixed dose combination	Submitted	N/A	S:Aug05
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	seasonal affective disorder	Submitted		S:Dec04
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	depression	Approved	2006	A:Aug03

Oncology
559448†	thrombopoietin agonist	thrombocytopaenia	I
743921†	kinesin spindle protein (KSP) inhibitor	cancer	I
elacridar	oral bioenhancer	cancer	I
relacatib†	cathepsin K inhibitor	bone metastases (also osteoporosis & osteoarthritis)	I
casopitant	NK1 antagonist	postoperative nausea & vomiting (also overactive bladder, depression & anxiety)	II	2007	2007
casopitant	NK1 antagonist	chemotherapy induced nausea & vomiting (also overactive bladder, depression & anxiety)	II
ethynylcytidine†	selective RNA polymerase inhibitor	solid tumours	II
iboctadekin†	recombinant human IL18 immunomodulator	immunologically-sensitive cancers (melanoma & renal cell)	II
ispinesib†	KSP inhibitor	non-small cell lung cancer & other tumours	II
pazopanib	vascular endothelial growth factor (VEGF) tyrosine kinase inhibitor	solid tumours	II
vestipitant	NK1 antagonist	postoperative nausea & vomiting	II
eltrombopag†	thrombopoietin agonist	thrombocytopaenia	III	2006/07	2006/07
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first-line therapy	III	2007	2007
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second-line therapy – oral formulation	III	2007	2007
Tykerb/Tycerb	ErbB-2 and epidermal growth factor receptor (EGFR) dual kinase inhibitor	breast cancer (also renal, head & neck cancers)	III	2006/07	2006/07
Hycamtin	topo-isomerase I inhibitor	cervical cancer second-line therapy	Submitted	2006	S:Dec05
Arranon	guanine arabinoside prodrug	acute lymphoblastic leukaemia & lymphomas	Approved	2006	A:Oct05
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second-line therapy	Approved	A:Jan06	A:Nov98

GSK Annual Report 2005
12

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Build the best product pipeline in the industry
continued

Estimated filing dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Respiratory
256066	PDE IV inhibitor (inhaled)	asthma, COPD & allergic rhinitis	I
656398†	muscarinic acetylcholine antagonist	COPD	I
856553	p38 kinase inhibitor (oral)	COPD (also atherosclerosis & rheumatoid arthritis)	I
870086	novel glucocorticoid agonist	asthma	I
961081†	muscarinic antagonist, beta2 agonist	COPD	I
159797†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
159802†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
233705	muscarinic acetylcholine antagonist	COPD	II
597901†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
642444†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
678007†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
681323	p38 kinase inhibitor (oral)	COPD (also rheumatoid arthritis & atherosclerosis)	II
685698	glucocorticoid agonist	asthma & COPD in combination with a long-acting beta2 agonist (also allergic rhinitis)	II
799943	glucocorticoid agonist	asthma & COPD in combination with a long-acting beta2 agonist	II
mepolizumab	anti-IL5 monoclonal antibody	asthma & nasal polyposis (also hypereosinophilic syndrome & eosinophilic esophagitis)	II
Avamys/Allermist	glucocorticoid agonist	allergic rhinitis	III	2006	2006
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD – mortality claim	III	2006	2006
Seretide	beta2 agonist/inhaled corticosteroid	asthma – initial maintenance therapy	Submitted	S:Aug04	N/A
Ariflo	PDE IV inhibitor (oral)	COPD	Approvable		AL:Oct03
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma – non-CFC inhaler	Approved	A:Jun00	AL:Oct01
& Oct02

Paediatric Vaccines
Hib-MenCY-TT	conjugated	Neisseria meningitis groups C & Y disease & Haemophilus influenzae type b disease prophylaxis	II
MenACWY-TT	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	II
Globorix	conjugated	diptheria, tetanus, pertussis, hepatitis B, Haemophilus influenzae type b disease, Neisseria meningitis groups A & C disease prophylaxis	lll	2006
Streptorix†	conjugated	S.pneumoniae disease prophylaxis for children	lll	2007
Priorix-Tetra	live attenuated	measles, mumps, rubella & varicella prophylaxis	Submitted	S:Apr04
Rotarix†	live attenuated – oral	rotavirus induced gastroenteritis prophylaxis	Submitted	S:Dec04
Menitorix	conjugated	Neisseria meningitis group C disease & Haemophilus influenzae type b disease prophylaxis	Approved	A:Dec05

Other Vaccines
HIV	recombinant	HIV infection prophylaxis	l
S. pneumoniae elderly†	recombinant	S. pneumoniae disease prophylaxis	l
S. pneumoniae paediatric	recombinant	S. pneumoniae disease prophylaxis	l
(PGCvax)
Varicella Zoster virus	recombinant	Varicella Zoster prevention	l
Tuberculosis†	recombinant	tuberculosis prophylaxis	I/II
Dengue fever†	attenuated tetravalent vaccine	Dengue fever prophylaxis	ll
Epstein-Barr virus†	recombinant	EBV infection prophylaxis	ll
Flu improved	inactivated split-adjuvanted	influenza prophylaxis	ll
Flu intranasal (FluINsure)	inactivated split-adjuvanted	influenza prophylaxis	ll
Hepatitis E virus	recombinant	hepatitis E prophylaxis	ll
Mosquirix†	recombinant	malaria prophylaxis	ll
Cervarix†	recombinant	human papilloma virus infection prophylaxis	lll	2006	2006
Fluviral	inactivated split	influenza prophylaxis	lll		2006
Simplirix	recombinant	genital herpes prophylaxis	lll
Flu pandemic	inactivated whole-aluminium salt adjuvant	influenza prophylaxis	Submitted	S:Dec05

Pharmaccines
P501	recombinant	treatment of prostate cancer	l
Her2	recombinant	treatment of breast cancer	l/II
MAGE-3†	recombinant	treatment of non-small cell lung cancer & melanoma	ll

GSK Annual Report 2005
13

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Achieve commercial and operational excellence

GSK undertakes a range of activities to maximise the commercial potential of its intellectual property, by introducing innovative products into as many markets as possible, accelerating the process of bringing new products to market, increasing brand recognition and ensuring that patients have access to new medicines. Both the pharmaceutical and consumer healthcare businesses focus on ways to improve existing performance through commercial and operational excellence initiatives. Some of these are:

Worldwide pharmaceutical sales force excellence
GSK’s sales force has always ranked high on surveys with healthcare professionals. Worldwide sales force excellence (WSFE) aims to improve customer satisfaction even further.

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

The Group has introduced a single global sales call model that focuses on treating the patient through a dialogue about ”when“ a GSK medicine is appropriate, “why” it is effective and “how” to administer it safely. All field people in the Group’s key markets had been trained in the new “When? Why? How?” approach. The entire sales organisation is now involved in WSFE to bring about a cultural change that raises ethical standards and helps build long-term, trusting relationships with the healthcare community.

Pharmaceutical marketing excellence
Large numbers of patients suffering the effects of their disease continue to be unable to benefit from innovative medicines and treatments. One of GSK’s goals is to provide accurate and balanced information on the Group’s products to allow as many people as possible to benefit from GSK’s medical advances. For example within Europe, around 50% of patients suffering from Chronic Obstructive Pulmonary Disease (COPD) are diagnosed and, of those, only 60% receive regular maintenance drug therapy. GSK’s marketing initiative implements programmes to overcome the barriers to proper diagnosis and treatment. As these programmes begin to show effects, the societal costs of disease will decrease. To the extent that a GSK product is chosen for patients’ treatment, the Group will benefit as well.

Marketing codes
GSK is committed to ethical, responsible and patient-centred marketing. The Group’s Pharmaceutical Marketing and Promotional Activity policy governs marketing activities and apply to all employees, suppliers, contractors and agents. This policy requires that all marketing and promotional activities are based on valid scientific evidence, and comply with applicable laws and regulations.

This policy is supported by regional marketing practices codes in Europe, GSK’s International region, Japan and the USA. These codes apply the same ethical standards but reflect differences in market structures, national healthcare systems and regulations. They incorporate the principles of industry codes of practice such as the European Federation of Pharmaceutical Industries Associations, the International Federation of Pharmaceutical Manufacturers Associations, Japan Pharmaceutical Manufacturers Association and Pharmaceutical Research and Manufacturers of America marketing codes.

Consumer Healthcare marketing excellence
The structure of this business was redesigned in 2004 in order to focus on brands and their growth opportunities. For those brands that have sales in multiple markets a new team called the Future group has been created to develop a global approach to support these global brands. For those brands that are large and marketed in several territories, but generally with one lead market, one anchor market team leads development of these lead market brands. The remaining valuable local brands are managed through a new model, which retains local responsibility for the brand, communications and innovation. These local enterprise brands are also supported globally and regionally to ensure the application of best practice and cross pollination of innovation.

Maintaining high standards
GSK expects employees to meet high ethical standards in all aspects of business by conducting activities with honesty and integrity, adhering to corporate responsibility principles and complying with applicable laws and regulations. GSK audits its operations to ensure relevant standards expected, such as those in marketing practices, are reached or exceeded.

Commitment to the GSK Code of Conduct is reinforced each year by a senior management certification programme, and in 2005 over 12,000 managers certified they had complied with “Performance with Integrity” principles.

Patient advocacy
The Patient advocacy initiative has demonstrated significant progress since its inception in 2002. The rationale for the strategy centres on enhancing access for the Group’s medicines by connecting with patient groups to ensure that they are informed of disease treatments, as well as improving GSK’s reputation as a patient-centric group.

Initially launched as a US programme, it is now a critical initiative in strategic plans throughout the world. Patient advocacy teams in the USA and Europe have shared best practices and established processes to optimise interaction with patient groups. In 2005, Patient advocacy Leaders Summits were held in the USA, Europe and Canada, with over 1,000 patient advocates attending GSK sponsored meetings throughout the world. Two diabetes summits were held with minority legislative groups in the USA in the hopes of developing a base for future legislation and awareness activities.

Vision Factory
GSK introduced the Vision Factory initiative in Global Manufacturing and Supply which is identifying improvements in productivity and cost reduction. This will increase operational excellence in the manufacturing operations to ensure product quality and patient safety are paramount.

Procurement
GSK non-production operations are supported by a number of third party purchases; worldwide this covers all areas including media, travel, R&D, IT and marketing. These purchases are managed by procurement, on behalf of their internal customers, and covers assurance of supply, service, quality, cost and innovation. Widely recognised by industry analysts as a global best practice leader, procurement works collaboratively with the business to develop and implement sourcing strategy that ensures GSK receives best value when buying goods and services.

GSK Annual Report 2005
14

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Improve access to medicines

Access to healthcare in the developing world

Access to healthcare in developing countries remains a major challenge to the global community. The problem, which is rooted in poverty and a lack of political will, continues to demand a significant mobilisation of resources and a true spirit of partnership. GSK continues to play a vital role, through its commitment to R&D into diseases particularly prevalent in the developing world, through its programme of preferential pricing for its anti-retrovirals (ARVs), anti-malarials and vaccines, through its community investment programmes and through its willingness to seek innovative solutions, such as voluntary licencing arrangements.

Preferential pricing programme
GSK has offered its vaccines to key organisations for vaccination programmes in developing countries at preferential prices for over 20 years. The Group also sets a single not-for-profit price for each of its ARVs and anti-malarials to a wide range of customers in the Least Developed Countries (UN definition) and sub-Saharan Africa, as well as Country Coordinating Mechanism-projects fully funded by the Global Fund to Fight AIDS, TB, and Malaria and the US President’s Emergency Plan for AIDS Relief (PEPFAR).

GSK is committed to contributing to health improvements in a sustainable manner. The prices for its ARVs and anti-malarials are therefore set at levels at which no profit is made, but direct costs are covered, allowing supply to be sustained for as long as required. During 2005, GSK shipped to developing countries over 45 million tablets of preferentially-priced Combivir and over 81 million tablets of preferentially-priced Epivir.

The offer of not-for-profit prices requires a sustainable framework, combining GSK’s commitment to preferential pricing with commitments from governments of the developed world to avoid price referencing against preferentially priced medicines and to help prevent product diversion. GSK has taken steps to minimise the threat of diversion. Retrovir syrup, Epivir solution, Combivir, Epivir tablet and Trizivir are now available in special access packs in more than 50 countries. Differentiated red (as opposed to traditional white) Combivir and Epivir tablets are now registered across a number of International markets. GSK is the only company to have registered its ARVs under the European Union’s Anti-Diversion Regulation. During 2005, it also continued to encourage other countries to take the necessary steps to ensure the introduction and strict enforcement of appropriate anti-diversion measures.

Innovative solutions
GSK has shown industry leadership in granting voluntary licences to seven generic companies for the manufacture and supply of ARVs to both the public and private sectors in sub-Saharan Africa.

Looking ahead
GSK will continue to build on its products, pricing and partnership commitments to help improve healthcare in the developing world. However, a significant increase in funding from the global community is still needed. It is also important to maintain incentives for R&D through protection of intellectual property.

While much was achieved in 2005, sustainable progress will only occur if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society – governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.

Access to medicines in the developed world

Programmes in the USA
GSK is working to provide meaningful access to medicines for people with limited financial resources and without prescription drug insurance. In 2005, GSK’s US patient assistance programs provided $464 million worth of medicines, valued at wholesale acquisition cost, to 565,000 qualifying low income US residents.

For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and 11 other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the usual pharmacy cost on more than 275 medicines. Launched in 2005, there are over 353,000 Together Rx Access cardholders, who saved about $10.1 million in 2005.

GSK participates in the Partnership for Prescription Assistance (PPA), the largest national programme dedicated to helping people in need access prescription medicines. PPA has matched more than one million US patients in need to programs providing significant help. GSK and other US pharmaceutical companies launched the program in 2005 in partnership with healthcare, physician and patient advocacy organisations.

Programmes in other countries
The Group has also introduced Orange Cards providing discounts on certain GSK prescription medicines for eligible patients in Bulgaria, Lithuania and Ukraine. The nature of the discounts varies between countries, depending on the needs of the patient and the way in which the healthcare system operates.

Preparing for a flu pandemic
The Group is committed to doing everything it can to support governments and health authorities around the world in planning responses to a possible global influenza pandemic. GSK was the first company to submit a “mock-up” dossier to the EMEA to apply for a pandemic influenza vaccine marketing authorisation in the EU, which allows for an accelerated final registration once a pandemic is declared. GSK is also developing an H5N1 prototype pandemic vaccine and clinical trials testing of this vaccine against the H5N1 flu strain are taking place in 2006. To increase the performance of its prototype pandemic vaccine, GSK has developed an innovative adjuvant that may allow lower amounts of antigen to be used, which is essential for manufacturing large number of doses in the event of a pandemic.

GSK Annual Report 2005
15

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Be the best place for the best people to do their best work

GlaxoSmithKline people

GlaxoSmithKline is committed to creating the best place for the best people to do their best work to deliver the Group’s business strategy. The Group employs over 100,000 people in over 116 countries.

Recruitment, talent management and leadership development
Attracting the best people in the industry is critical to enhancing and sustaining GSK’s performance. The Group’s recruiters in the USA and UK are focussed on pro-active identification of talented external candidates for key jobs, acting as an internal headhunting function.

The annual performance and development planning (PDP) process ensures that employees set objectives aligned with corporate strategies, set behavioural goals and create a development plan. PDPs are reviewed throughout the year, culminating with an end of year review that is factored into compensation decisions.

The annual talent management cycle identifies the highest performing people in each business and function. Individuals are given feedback on development needs and key talent is developed through exceptional management and leadership programmes (for more detail see the Group’s Corporate Responsibility Report), exposure to top management through programmes such as the Chief Executive Forum and via stretch assignments. A pool of successors is identified for all Vice-President positions and other critical roles in the organisation.

Performance and reward
Reward systems are designed to support a culture of high performance and to attract and retain the best people. Performance based pay, share awards and share options align employee interests with the accomplishment of business targets.

Business ethics and reputation
Performance with Integrity is central to operating at GSK. The most recent Global Leadership Survey showed over 90% believe that “people in their department show commitment to performance with integrity”. To enhance managers’ and leaders’ skills a programme on ethical decision making was run in 2005, attended by 479 people. Further training in this area is planned for 2006.

The PDP process includes an assessment of how well employees have implemented the GSK Spirit – the principles used to define the Group’s culture. This can have a significant impact on bonus payments, potentially reducing them to zero if an employee is found not to have followed the Spirit, and can also affect future career development. In this way the Group holds employees accountable for delivering performance with high standards of integrity to protect and enhance GSK’s reputation.

Diversity
The GSK diversity initiative focuses on improving performance by responding to the diverse needs of employees, customers and external stakeholders. At the third annual Multicultural Marketing and Diversity Awards, 60 entrants from the USA, UK and Continental Europe highlighted innovative activities that demonstrated business impact. In 2005, the global management population was 64.5% male and 35.5% female. For more details on diversity measures, see the Employment Practices section of the Corporate Responsibility report.

The Group is committed to employment policies free from discrimination against potential or existing staff on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability. GSK is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support employees who become disabled while working with the Group.

Communication and employee involvement
Good internal communication is important in achieving GSK’s business objectives as well as creating an open and inclusive work environment. There are a range of communication channels to keep employees up-to-date with GSK’s news and enable them to give feedback. These include:

•	myGSK, the global intranet site, provides news and updates and a Q&A section where employees put questions directly to the Chief Executive Officer and other senior executives. Up to 100 questions are answered each month. Behind the News, a section of the GSK intranet, gives the Group’s position on important issues linked to press stories about GSK

•	Spirit, GSK’s internal magazine, reaches around 50,000 employees throughout the world four times a year

•	confidential feedback mechanisms enable employees to raise concerns. These include GSK’s integrity helpline.

The Group conducts a Global Leadership Survey (GLS) every two years. The last GLS was conducted in 2004 among more than 10,000 managers to gauge opinion on critical issues such as culture and confidence in the Group’s future. Results showed significant improvement on 29 of 31 items compared with 2002 results. Compared with global benchmarks, managers rate highly on fostering alignment between personal goals and the GlaxoSmithKline mission and fostering an environment of ethics and integrity. In the survey, 80% of managers were “proud to be part of GlaxoSmithKline” and would “gladly refer a friend or family member to work for GSK”.

Between Leadership Surveys many business areas conduct surveys of all employees to gauge levels of engagement, satisfaction and motivation. Each business and function has developed action plans to address areas for improvement based on results from the GLS and these other surveys.

The Group also consults employees on changes that affect them and discusses developments in the businesses with the European Employee Forum and similar committees in countries where this is national practice.

Health and well-being
Healthy employees and healthy ways of working contribute to GSK’s sustained performance. Global policies on Employee Health are supported by mandatory standards that integrate employee health and safety and environmental requirements. These standards are applied to all the Group’s facilities and operations worldwide.

A commitment to flexible working through flexi-time, tele-conferencing, remote working and flexible work schedules, recognises that employees work best in an environment that helps them integrate their work and personal lives. During 2005 the Group’s Employee Health Management function won Personnel Today’s Managing Health at Work award in the UK in recognition of its impact in promoting a healthy workplace.

GSK Annual Report 2005
16

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Global manufacturing and supply

GSK has a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 28,000 different pack sizes and presentations.

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

GMS operates as a single global network of 80 sites in 37 countries. Each year GMS produces around 6,000 tonnes of bulk actives and over four billion packs, which are packaged and delivered for sale in over 160 countries. Throughout the world it also supports about 2,000 new product and line extension launches a year.

By adopting leading edge practices and developing its people GMS expects to derive benefits from:

•	a secure source of supply of high quality products
•	compliance with regulatory requirements and customer expectations
•	best in class cost.

Organisation

Supply divisions
There are four supply divisions, with sites grouped together based upon common business drivers, areas of expertise and the commercial activities that they support. These four divisions are described below:

Primary supply and Antibiotics
Primary supply and Antibiotics focuses on ensuring the supply of high quality and competitively priced bulk actives and on driving improvements in primary technologies and processes. It also supports the delivery of maximum value from the antibiotics franchise through a combined primary and secondary approach to cost competitive supply and response to market opportunities and customer needs. There are 17 sites in eight countries in Primary supply and Antibiotics.

Consumer Healthcare supply
Consumer Healthcare supply focuses on delivering high quality, competitively produced products and offering the capability for rapid new product introduction in a highly innovative and competitive business which has far shorter time frames than pharmaceuticals. New technologies have become a fundamental platform for lowering costs and providing flexibility in operations. There are 24 sites in 17 countries in Consumer Healthcare supply.

Regional pharma supply
Regional pharma supply focuses on several key activities, the supply of products that are key in one or more regions, the supply of products that are important in a particular market and the tailoring of packaging to meet specific local requirements. A key focus for the regional pharma supply team is on reducing costs so that GSK can compete more effectively in all its markets. There are 31 sites in 23 countries in Regional pharma supply.

New product and global supply
New product and global supply focuses on ensuring that the appropriate technical competencies exist to support rapid and successful new product introduction. It works closely with R&D’s development team to do this. It also ensures secure supply of the key brands that are sold across many markets and have global distribution. This division is the focal point for developing and introducing new secondary manufacturing technologies for GMS. It co-ordinates with Primary supply operations to ensure alignment between the two divisions and a full value stream approach to introducing new products. There are eight sites in six countries in New product and global supply.

Operational excellence
GMS has developed a set of measures and a uniform way of working to drive business improvement. These activities are mainly focused on increasing the quality of products supplied to customers. Extensive leadership education has been carried out to reinforce a culture of continuous improvement, with staff involved in solving problems in a rigorous, controlled and structured way. All this has provided the capability to improve significantly performance, and to accelerate delivery of benefits across the manufacturing network.

Since the formation of GSK, merger rationalisation and operational excellence initiatives have reduced the number of manufacturing sites by 35 (30%).

External suppliers
Manufacturing spends over £2 billion with many external suppliers every year, including on the purchase of active ingredients, chemical intermediates and part-finished and finished products. GMS takes appropriate steps to protect its supply chains from any disruption resulting from interrupted external supply through appropriate stock levels, contracting and alternative registered suppliers.

Vaccines supply chain
In Europe, vaccine manufacturing is located primarily at Rixensart and Wavre in Belgium, with three other sites in France, Germany and Hungary. In 2005, GSK strengthened its global production network in North America through three major acquisitions: US based Corixa Corporation, which produces an important component in many of GSK’s vaccines under development, a vaccine production site in Marietta, Pennsylvania and ID Biomedical with flu vaccine manufacturing facilities in Canada. In Asia, new vaccine production facilities are being built in India and Singapore. GSK’s vaccine division also has two joint ventures in China and Russia. Managing the vaccine supply chain involves anticipating market needs and using a flexible approach to be able to meet fluctuations in demand. These are based on forecasts from the different markets and firm orders from health authorities for mass vaccination campaigns.

Bulk, filling and packaging are carefully balanced and stocking of vaccines helps manage short-term increases in demand. Such increases result from disease outbreaks or increased demand from the public owing to disease awareness campaigns.

GSK Annual Report 2005
17

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Corporate responsibility and community investment

Commit to corporate responsibility
GSK is committed to connecting business decisions to ethical, social and environmental concerns. Thus, corporate responsibility is an integral and embedded part of the way GSK does business.

In 2003, GSK published a set of Corporate Responsibility principles to provide guidance on the standards to which the Group is committed. This sets out the approach to ten areas: standards of ethical conduct, research and innovation, products and customers, access to medicines, employment practices, human rights, community investment, caring for the environment, leadership and advocacy, and engagement with stakeholders. The Group reports annually on progress in upholding these principles in its Corporate Responsibility Report, which is available on the website at www.gsk.com.

Partnership success
GSK works as a partner with under-served communities in the developed and developing world. It supports programmes that are innovative and sustainable and that bring real benefits to these communities. The Group engages with numerous external stakeholders, funds community-led initiatives around the world and donates medicines to support humanitarian efforts and community based healthcare.

Community investment
GSK’s global community investment activities in 2005 were valued at £380 million, equivalent to 5.6% of Group profit before tax. This comprised product donations of £296 million, cash giving of £61 million, other in-kind donations of £2 million and costs of £21 million to manage and deliver community programmes in more than 100 countries.

Product donations in 2005 were as follows:

1. Product donations

GSK’s cash giving was targeted primarily at health and education initiatives.

2. Breakdown of cash giving

In the UK, GSK contributed £4 million in 2005 to its continuing corporate programme of charitable activities supporting over 80 organisations in health, medical research, science education, the arts and the environment. In addition, Group companies in the UK provided a further £8 million for charitable purposes.

Corporate programmes in North America focused on improving public education and access to better healthcare for children and seniors with funding of almost £8 million. In addition, the Group’s US-based businesses donated £14 million to regional community activities.

GSK does not operate a single charitable foundation for its community investment programmes, but has a number of country based foundations. The grants made by these foundations in 2005 are included in the investment total.

Global Health Programmes
Eliminating lymphatic filariasis
The Group’s effort to help rid the world of the disabling disease, lymphatic filariasis (LF), continued in close partnership with the governments of countries where the disease is endemic, the WHO and over 40 partner organisations. GSK is committed to donate as much of the anti-parasitic drug albendazole as required to treat the one billion people at risk in 80 countries by 2020. In 2005, 136 million albendazole treatments, worth over £14 million at wholesale acquisition cost, were donated to 36 countries. Since the global elimination programme started in 2000, a cumulative total of 442 million albendazole treatments have been donated and the programme is now reaching over 100 million people. During 2005, GSK opened a new $3 million manufacturing facility in Cape Town, South Africa to produce albendazole.

Positive Action on HIV/AIDS
Positive Action is GSK’s pioneering global programme working with communities affected by AIDS. Started in 1992, it supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. During 2005, Positive Action worked with 29 partners to support programmes in 30 countries. The programme also supported the participation of community involvement at regional and international AIDS conferences.

The GlaxoSmithKline African Malaria Partnership
Since 2002, this partnership has supported three behavioural development programmes working in eight African countries. The programmes are targeting nearly two million people and focus particularly on young children and pregnant women, encouraging effective prevention measures, prompt treatment and antenatal malaria management. Extending this programme in 2005, the Group announced a three-year grant of £900,000 to the Malaria Consortium for a new initiative ‘Mobilising for Malaria’. Through increased and sustained advocacy activities in the UK, Europe and African countries, the programme aims to increase awareness of malaria and mobilise resources.

PHASE
The PHASE initiative (Personal Hygiene And Sanitation Education), initiated by GSK in 1998, is now providing education to thousands of school children in Kenya, Uganda, Zambia, Nicaragua and Peru to improve their health and hygiene to fight infectious diseases. In 2005 the Group committed three year funding of £300,000 to extend the programme to Bangladesh in partnership with Save the Children, USA.

GSK Annual Report 2005
18

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Corporate responsibility and community investment
continued

Humanitarian product donations
During 2005, GSK donated essential products, such as antibiotics, through non-profit partners including AmeriCares, MAP International and Project HOPE, to support humanitarian relief efforts and community healthcare. In December 2004, medicines donated by the Group were among the first to be shipped to support the south Asia tsunami relief efforts. In 2005, GSK continued to donate these lifesaving medicines to tsunami-affected countries and to those affected by other disasters, including hurricanes in the USA.

In 2005 the total value of the Group’s international humanitarian product donations was £27 million. This excludes albendazole donated as part of the Group’s commitment to the lymphatic filariasis elimination programme. Product donations are valued at wholesale acquisition cost which is the wholesale list price, not including discounts, and is a standard industry method.

Community initiatives
GSK is dedicated to strengthening the fabric of communities where we live and work through providing health and education initiatives and support for local civic and cultural institutions that improve the quality of life.

GSK’s contribution to improve healthcare includes a new grant of $2.65 million over three years to the Children’s Health Fund to expand their Referral Management Initiative (RMI) to sites in Philadelphia, including the Delaware Valley Community Health Center. The RMI ensures continuity of specialist medical care for high-risk children who are often homeless.

The annual Impact Awards recognise excellence in the work of non-profit community health organisations across the UK and in the Greater Philadelphia area of the USA. Over 20 charities receive unrestricted awards for their work dealing with diverse issues such as domestic and community violence, sexual health services for young people and bereavement and counselling services.

To further medical research, over £470,000 was provided to four UK medical charities, The Alzheimer’s Research Trust, The British Liver Trust, Meningitis UK and The Samantha Dickson Research Trust for childhood brain tumours.

As part of GSK’s support for the arts, the Group sponsored the popular ‘Gardens of Glass: Chihuly at Kew‘, an innovative exhibition of the work of Dale Chihuly, the contemporary glass artist, at the Royal Botanic Gardens, Kew near London.

Education initiatives
GSK’s efforts to improve public and science education included a three-year grant of $300,000 to the National Board for Professional Teaching Standards to increase the number of science teachers pursuing certification in the North Carolina and Philadelphia areas.

During 2005 GSK led a group of companies to come together to create the US Business Education Network (BEN). BEN is a new business coalition staffed by the Center for Corporate Citizenship of the US Chamber of Commerce, and is dedicated to harnessing the power of the business community to address issues facing the US education system.

GSK continued to support the Innovative Scheme for Post-docs in Research and Education (INSPIRE), developed in partnership with Imperial College London and the Specialist Schools and Academies Trust, with a £1 million donation over four years. INSPIRE places post-doctoral researchers in specialist science schools to assist with science teaching.

‘Science in the Summer’, a free library-based science education programme in the Philadelphia area teaching basic scientific concepts, continued to receive support with a grant of $300,000. Science Across the World is an award-winning international education programme that uses web-based resources to promote discussion of science issues between 3,600 teachers, 100,000 children and schools in more than 115 countries. A further grant of £110,000 was made in 2005 bringing GSK’s total contribution to this programme to £670,000 over five years.

Employee involvement
GSK employees are encouraged to contribute to their local communities through employee volunteering schemes. Support varies around the world, but includes employee time, cash donations to charities where employees volunteer and a matching gifts programme.

In 2005 in the USA, the Group matched more than 20,000 employee and retiree gifts at a value of over $5 million. The Group also matched more than $1.3 million of employee donations to GSK’s annual United Way campaign. GSK’s GIVE program provided grants of over $300,000 to more than 350 organisations where US employees have volunteered.

GSK’s Making a Difference programme in the UK provided grants of almost £300,000 to over 440 non-profit organisations and registered charities based on employee involvement.

GSK Annual Report 2005
19

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Products and competition

Pharmaceutical products
GlaxoSmithKline’s principal pharmaceutical products are currently directed to nine therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:

Turnover by therapeutic area	2005	2004	2003
	£m	£m	£m

Respiratory	5,054	4,394	4,390
Central nervous system	3,219	3,462	4,446
Anti-virals	2,598	2,359	2,345
Anti-bacterials/anti-malarials	1,519	1,547	1,800
Metabolic	1,495	1,251	1,077
Vaccines	1,389	1,194	1,121
Oncology and emesis	1,016	934	1,000
Cardiovascular and urogenital	1,331	932	770
Other	1,040	1,027	1,165

	18,661	17,100	18,114

Sales in 2005 were 8% higher in CER terms and 9% in sterling terms than in 2004.

Products and all their formulations may not be approved for all indications in all markets where they are available.

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

Flixonase/Flonase and Beconase are steriod intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) for the treatment of depression, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder, premenstrual dysphoric disorder and generalised anxiety disorder.

Wellbutrin is an anti-depressant, available in the USA and some international markets in normal, sustained-release (SR) and once daily formulations.

Imigran/Imitrex is a 5HT1 receptor agonist used for the treatment of severe or frequent migraine and cluster headache and has become the reference product in this sector. Naramig/Amerge is a newer migraine product.

Lamictal, a well established treatment for epilepsy, is now also indicated for bipolar disorder.

Requip is a specific dopamine D2/D3 receptor agonist indicated for the treatment of Parkinson’s disease and is the first approved product for Restless Leg Syndrome (RLS).

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

Epzicom/Kivexa, approved for use in the USA and Europe, is a combination of Epivir and Ziagen that is taken as one tablet with once-daily dosing for HIV/AIDS in combination with at least one other anti-HIV drug.

Lexiva/Telzir is a protease inhibitor for the treatment of HIV that is well tolerated and more convenient than Agenerase which it supersedes. Lexiva may be taken twice daily or once daily when boosted with ritonavir.

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

GSK Annual Report 2005
20

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Products and competition
continued

Metabolic
Avandia is a potent insulin sensitising agent which acts on the underlying pathophysiology of type 2 diabetes.

Avandamet is a combination of Avandia and metformin HCI; it is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill.

Avandaryl is a fixed-dosed combination of Avandia and Amaryl, a Sanofi-Aventis product.

Bonviva/Boniva is a once-monthly oral bisphosphonate for the treatment of osteoporosis. It was launched in the USA and several EU markets in 2005.

Vaccines
GSK markets over 25 vaccines worldwide. In GSK’s hepatitis vaccines range, Havrix protects against hepatitis A and Engerix-B against hepatitis B.

Twinrix is the only available combined hepatitis A and B vaccine, protecting against both diseases with one vaccine and available in both adult and paediatric strengths. In 2005, GSK received European approval for Fendrix, a vaccine to prevent hepatitis B in patients with renal insufficiency including high-risk groups such as pre-haemodialysis and haemodialysis patients, from 15 years of age onwards.

Fluarix is indicated for prevention of certain types of influenza. It is distributed in 79 countries and was approved in the USA in 2005. Fluarix is the first vaccine to receive FDA approval under the agency’s accelerated approval regulations.

Infanrix is GSK’s range of paediatric vaccine combinations. Infanrix provides protection against diphtheria, tetanus and pertussis (whooping cough). Infanrix PeNta/Pediarix provides additional protection against hepatitis B and polio, and Infanrix hexa further adds protection against Haemophilus influenzae type b, which is a cause of meningitis. In 2005, GSK launched Boostrix in the USA, a vaccine that adds protection against pertussis (whooping cough) to the routine tetanus/diptheria booster administered to teenagers.

GSK also markets Priorix, a measles, mumps and rubella vaccine, Typherix, a vaccine for protection against typhoid fever, and Varilrix, a vaccine against varicella or chicken pox. In addition, the Group markets a range of vaccines to prevent meningitis under the umbrella name Mencevax. GSK recently received approval in the UK for a new Hib-MenC vaccine, Menitorix. GSK’s meningitis vaccine portfolio wil be complimented by new meningitis conjugate vaccines in the near future.

As part of its paediatric franchise, GSK has also developed a vaccine against rotavirus induced gastroenteritis. Since its launch in Mexico in 2005, Rotarix has been licensed in several additional countries worldwide among them a number of Latin American countries including Brazil, with the Philippines and Singapore being the first Asian countries.

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

Cardiovascular and urogenital
Coreg is an alpha/beta blocker which has been proven to be effective in treating patients with mild, moderate and severe heart failure, heart attack or hypertension. GSK has sole marketing rights in the USA and Canada. Generic versions of the product are available in Canada.

Levitra is a PDE-5 inhibitor indicated for male erectile dysfunction. GSK has co-promotion rights in the USA and more than 20 other markets.

Avodart is a 5-ARI inhibitor currently indicated for benign prostatic hyperplasia. A large clinical outcome study is underway examining its efficacy in the prevention of prostate cancer.

Arixtra and Fraxiparine were acquired in 2004 as part of the divestitures required for the merger of Sanofi and Aventis.

Arixtra, a selective Factor Xa inhibitor, is indicated for the prophylaxis of deep vein thrombosis, which may lead to pulmonary embolism, in hip fracture surgery, knee replacement, hip replacement surgery and abdominal surgery. It is also indicated for the treatment of deep vein thrombosis and pulmonary embolism.

Fraxiparine is a low-molecular weight heparin indicated for prophylaxis of thromboembolic disorders (particularly deep vein thrombosis and pulmonary embolism) in general surgery and in orthopedic surgery, treatment of deep vein thrombosis and prevention of clotting during hemodialysis.

Integrilin is a GP IIb-IIIa inhibitor, approved in the EU for the prevention of early myocardial infarction in patients with unstable angina or non-Q-wave MI.

Other
This category includes Betnovate, the higher potency Dermovate and the newer Cutivate, which are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis, Relafen, a non-steroidal anti-inflammatory drug for the treatment of arthritis, and Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders.

GSK Annual Report 2005
21

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Products and competition
continued

Pharmaceuticals competition

The pharmaceutical industry is highly competitive. GSK’s principal competitors range from small to large international pharmaceutical companies with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development or education and marketing development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. Following loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.

GSK believes that remaining competitive is dependent upon the discovery and development of new products, together with effective marketing of existing products. Within the pharmaceutical industry, the introduction of new products and processes by competitors may affect pricing levels or result in changing patterns of product use. There can be no assurance that products will not become outmoded, notwithstanding patent or trademark protection. In addition, increased government and other pressures for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products that are no longer protected by patent.

Respiratory
GSK’s respiratory franchise is driven by the growth of Seretide/Advair, gaining patients from competitor products and the cannibalisation of Serevent and Flixotide/Flovent. Major respiratory competitors are Singulair from Merck, especially in the USA and in Europe, Symbicort from AstraZeneca and Spiriva from Pfizer/ Boehringer Ingelheim.

CNS disorders
Major competitors in the USA to Paxil are its generic forms, as well as generic fluoxetine, the generic form of Eli Lilly’s Prozac, Zoloft from Pfizer, Forest Laboratories’ Celexa and Lexapro, and Effexor from Wyeth. The principal competitors in the USA for Wellbutrin are generic forms of bupropion, the generic forms of SSRIs and Effexor XR, a Wyeth product. Paxil CR and the once-daily Wellbutrin XL help to retain a strong presence in the anti-depressant market, given the availability of both generic paroxetine and bupropion in the USA. Generic competition for Seroxat/Paxil has also commenced in the UK and a number of other markets.

Anti-virals
GSK is a pioneer in the HIV market, launching AZT (Retrovir) in 1987 and Epivir in 1995, which today are available as Combivir in a single tablet, a cornerstone of HIV combination therapy. The launches of Ziagen, Agenerase, Trizivir, Lexiva and Epzicom have broadened the Group’s portfolio of HIV products. Major competitors in the HIV market include Gilead, Bristol Myers Squibb, Abbott, Merck and Pfizer.

Valtrex has strengthened the Group’s position in the anti-herpes area, where GSK’s Valtrex and Zovirax compete with Novartis’ Famvir. Valtrex is the market leader, whilst Zovirax faces competition from generic acyclovir. In the hepatitis B market, GSK’s Zeffix was the first anti-viral on the market. Gilead’s Hepsera was the second. The Group has secured marketing rights to Hepsera in some key markets.

Anti-bacterials and anti-malarials
Generic versions of both Augmentin and Ceftin/Zinnat are available in the USA. Augmentin also faces generic competition in various European countries. Augmentin XR and Augmentin ES compete against a broad range of other branded and generic antibiotics. Malarone’s safety profile and convenient dosing regimen have helped put this product in a strong position versus mefloquine for malaria prophylaxis.

Metabolic
The major competitor for Avandia is Takeda Chemical’s Actos, which is co-promoted with Eli Lilly in the USA.

Monthly Boniva/Bonviva competes with Merck’s weekly Fosamax and Proctor & Gamble/Sanofi-Aventis’s weekly Actonel. Generic Fosamax (alendronate) is available in a few markets such as the UK and Canada.

Vaccines
The vaccine market is dominated by four key players. GSK’s major competitors include Sanofi Pasteur (SP), Merck and Wyeth. In the hepatitis market, Engerix-B and Havrix compete with vaccines produced by SP and Merck – respectively Comvax and Recombivax HB for hepatitis B, and Vaqta and Avaxim for hepatitis A. Within the paediatric vaccine field, Infanrix’s main competitor is SP’s range of DTPa-based combination vaccines, although the Infanrix hexa combination is the only available hexavalent paediatric combination in Europe.

Oncology and emesis
Zofran presently provides GSK with a leadership position in the anti-emetic market where competitor companies include Roche, Sanofi-Aventis and more recently MGI and Merck. Major competitors in the diverse cytotoxic market include Bristol Myers Squibb, Sanofi-Aventis, Pfizer and Novartis. GSK’s cytotoxic portfolio, led by Hycamtin, currently holds a relatively small market position.

Cardiovascular and urogenital
GSK markets Coreg in the USA where its major competitors are Toprol XL and generic betablockers. Avodart competes directly with Merck’s Proscar within the BPH market. The Group has co-promotion rights in the USA for Levitra, which faces competition from Pfizer’s Viagra and Lilly/Icos’ Cialis.

GSK Annual Report 2005
22

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Products and competition
continued

Consumer Healthcare products

GlaxoSmithKline’s principal consumer healthcare products are in three major areas. An analysis of sales by these areas is set out below:

	2005	2004	2003
	£m	£m	£m

OTC medicines	1,437	1,400	1,472
Oral care	943	913	915
Nutritional healthcare	619	573	569

	2,999	2,886	2,956

In 2005 sales were 2% higher in CER terms and 4% higher in sterling terms than in 2004.

Major products, which are not necessarily sold in all markets, are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Zovirax
Abreva
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei

Oral care	Aquafresh
Dr Best
Macleans
Odol
Odol Med 3
Polident
Poligrip
Sensodyne

Nutritional healthcare	Lucozade
Ribena
Horlicks

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/ acetominophen analgesic, Nicorette gum in the USA, the NicoDerm, NiQuitin CQ and Nicabate range of smoking control products, Tums, a calcium-based antacid, Citrucel laxative, Contac for the treatment of colds, Abtei, a natural medicines and vitamin range, and Zovirax and Abreva for the treatment of cold sores.

Oral care
The leading Oral care products are toothpastes and mouthwashes under the Aquafresh, Sensodyne, Macleans and Odol brand names, and a range of toothbrushes sold under the Aquafresh and Dr Best names. In addition, denture care products are available principally under the Polident, Poligrip and Corega brand names.

Nutritional healthcare
The leading products in this category are Lucozade glucose energy and sports drinks, Ribena, a blackcurrant juice-based drink rich in vitamin C, and Horlicks, a range of milk-based malted food and chocolate drinks.

Consumer Healthcare competition

GSK holds leading global positions in all its key consumer product areas. Worldwide it is the third largest in Oral care and in OTC medicines. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.

The environment in which the Consumer Healthcare business operates has become ever more challenging:

•	consumers are demanding better quality, better value and improved performance

•	retailers have consolidated and globalised which has strengthened their negotiation power

•	competitors are finding conditions equally challenging and competing more aggressively across all elements of the marketing mix

•	cycle times for innovation have been reduced.

The main competitors include the major international companies Colgate-Palmolive, Johnson & Johnson, Pfizer, Procter & Gamble, Unilever and Wyeth. In addition, there are many other companies that compete with GSK in certain markets.

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

GSK Annual Report 2005
23

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Regulatory environment

Regulation – Pharmaceuticals

GSK operates within a highly regulated environment. Regional and country-specific laws and regulations define the data required to show safety and efficacy of pharmaceutical products, as well as govern testing, approval, manufacturing, labelling and marketing of drugs. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and the amount of time and expense associated with this development.

In Europe, pharmaceutical firms and regulators are managing a transition following the implementation of new medicines legislation at the end of 2005. Significant changes are being implemented in a number of areas, including approval procedures, post marketing requirements, manufacturing controls (on active ingredients and excipients), labelling requirements, pharmacovigilance processes and an increased emphasis in involvement and availability of information for patients in the EU.

The climate of change will continue, with the expectation that a new Paediatric Regulation will be finalised in 2006, stimulating industry research into paediatric indications, via intellectual property incentives.

The European Medicines Agency (EMEA) has published the final version of its ‘Road Map’, a strategic plan to 2010. This will be an additional driver for change, covering areas such as new technologies, innovative development approaches and enhanced provision of agency advice during the development process.

In the USA, safety issues of prescription drugs are a primary focus of the FDA and congressional oversight committees since the recent withdrawal of several products from the market for safety reasons. GSK is working closely with the FDA to assess any impact this will have on any of its own current development programmes. As in Europe, evaluation of benefit and risk continues to be an important consideration for approval of a new drug by the FDA.

The FDA has introduced a new focus called the Critical Path Initiative. This is intended to facilitate innovation in drug development, hopefully allowing for more rapid development and approval of needed medicines. This initiative will investigate the use of pharmacogenomics and surrogate markers of efficacy, among other things, such as manufacturing innovations, as tools for rapidly developing and producing safe and effective drugs for unmet medical needs. The pharmaceutical industry, including GSK, are collaborating with the FDA and National Institutes of Health in a number of these areas, including the use of biomarkers.

A new health information source has been launched by the US government that includes electronic labelling of all approved prescription drugs, posted within one day of an FDA approval action, for immediate access by physicians and patients. GSK is now providing labelling to the FDA for all products in this new electronic format. New regulations from the FDA will be implemented mid-2006 that will completely change the format of prescribing information in the USA.

GSK is well placed to manage effectively these changes in the external regulatory environment.

Price controls
In many countries the prices of pharmaceutical products are controlled by law. Governments may also influence prices through their control of national healthcare organisations, which may bear a large part of the cost of supplying products to consumers.

Recent government healthcare reforms in countries such as France, Spain and Germany may restrict pricing and reimbursement.

In the USA, recent legislation on healthcare reform, cross-border trade, the acceleration of generics to market and increased patient contributions have further increased the focus on pricing. Currently, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs in order to be eligible for reimbursement under Medicaid and other federal healthcare programmes.

Medicare
In 2006, the US Medicare program, a federally funded healthcare insurance program benefiting senior citizens and certain disabled Americans, included coverage for prescription medicines. This is a new benefit under the Medicare program and the most dramatic change in the program since its inception in the 1960s. The coverage is voluntary, includes brand-name and generic drugs and is open to the 41 million Americans with Medicare coverage.

A number of competing private organisations provide the new benefit with premiums subsidised by the government. Benefits must satisfy a minimum standard outlined in federal law. While the law provides incentives for manufacturers to negotiate prices with private plans, it does not provide for government price controls. The government provides additional help to more than 14 million people on Medicare with limited incomes and resources. Those qualifying beneficiaries pay no or reduced premiums and deductibles, and low copayments for their prescriptions.

Value for money
It is increasingly necessary to demonstrate the value for money of new products. In particular, the impact on drug budget expenditure and the burden of the disease that will be treated must be apparent.

In some markets, this requirement to satisfy healthcare purchasers as to value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality. This may delay bringing effective and improved medicines to the market and reduce their effective patent protection time.

In many markets, especially in the USA and Europe, it is becoming more difficult for even a significantly improved therapy to obtain a premium price over existing medication. Value-based pricing may be difficult to apply in such circumstances, although in the USA it is still possible to price products to reflect their value. It is not possible to predict whether, and to what extent, the Group’s business will be affected by future legislative and regulatory developments relating to specific pharmaceutical products or their price.

Regulation – Consumer Healthcare

The consumer healthcare industry is subject to national regulation for the testing, approval, manufacturing, labelling and marketing of products. In many countries, high standards of technical appraisal involve a lengthy approval process before a new product is launched.

National regulatory authorisation is also required to approve the switch of products from prescription to OTC. The requirements include long-term experience of the quality, safety and efficacy of the product in a wide patient population and data to confirm that the relevant condition is both self-limiting and easily diagnosed by the consumer.

GSK Annual Report 2005
24

Back to Contents

REPORT OF THE DIRECTORS

Description of business

Regulatory environment
continued

Intellectual property

Intellectual property is a key business asset for GSK. The effective legal protection of intellectual property is critical in ensuring a reasonable return on investment in R&D. Intellectual property can be protected by patents, trademarks, registered designs, copyrights and domain name registrations. Patent and trademark rights are regarded as particularly valuable.

In many cases generic manufacturers launch, or attempt to launch, generic versions of patented drugs prior to normal patent expiry, arguing that the relevant patents are invalid and/or are not infringed by their product. Significant litigation concerning these challenges is summarised in Note 41 to the financial statements, ‘Legal proceedings’.

Patents
GSK’s policy is to obtain patent protection on all significant products discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets. Protection can also be obtained for new pharmaceutical formulations and manufacturing processes, and for new medical uses and special devices for administering products.

The patent position with respect to the active ingredients in significant products is as follows:

Avandia and Avandamet. The patent on rosiglitazone is not due to expire until 2012a,c (USA) and 2013b (Europe). Patents on the commercial form of the active ingredient rosiglitazone maleate are not due to expire until 2015 (USA) and 2014b (Europe). Litigation challenging the validity of the patents protecting these products is ongoing in the USAe.

Avodart. The patent on dutasteride is not due to expire until 2015a (USA) and 2017b (Europe).

Combivir. The patent on the specific combination of lamivudine and zidovudine is not due to expire until 2012 (USA) and 2013b (Europe).

Coreg. GSK is the exclusive licensee under the US patent on carvedilol, which is not due to expire until 2007a,c.

Epivir. The patent on lamivudine is not due to expire until 2010a,c (USA) and 2011b (Europe).

Flixotide/Flovent and Flixonase/Flonase. The patents on fluticasone propionate have expired in the EU and USA. Generic competition to Flixonase exists in the EU and the FDA recently approved a generic version of Flonase in the USAe.

Imigran/Imitrex. The patent on sumatriptan is not due to expire until 2009c (USA) and generally 2006b (Europe, except 2008b (Italy)). Litigation challenging the validity of the patent protecting this product is ongoing in the USAe.

Lamictal. The patent on lamotrigine is not due to expire until 2009a,c (USA). Litigation challenging the validity of this patent in the USA has been settlede. In Europe, the corresponding patent has expired and generic competition exists.

Levitrad. GSK has co-promotion rights under the US patent on vardenafil which is not due to expire until 2018 in the USA.

Lexiva/Telzir. GSK is the exclusive licensee under the patent on fosamprenavir, which is not due to expire until 2017 (USA) and 2019b (Europe).

Paxil/Seroxat. The patent on the commercial form of paroxetine is not due to expire until 2007c (USA) and 2006 (Europe). Litigation relating to the validity and infringement of the patents protecting this product is ongoing in the USAe. Generic competition has commenced in the USA, Europe and certain other markets. Paxil CR is protected by a formulation patent that is not due to expire until 2012. A generic manufacturer has applied for FDA approval of a generic form of Paxil CR asserting non-infringement of this patente.

Requip. The patent on ropinirole is not due to expire until 2007a (USA) and 2008b (Europe). A patent relating to the use of ropinirole in Parkinson’s disease is not due to expire until 2008 (USA) and 2011b (Europe). Litigation challenging the validity of these patents is ongoing in the USAe.

Retrovir. There are no patents on zidovudine. Patents covering pharmaceutical formulations containing zidovudine and their medical use have expired in the USA and will expire in 2006 in Europe.

Seretide/Advair. The patent on the specific combination of salmeterol xinafoate and fluticasone propionate is not due to expire until 2010 (USA) and 2013b (Europe). An application for re-issue of the US patent has been filed by GSKe with the US Patent and Trademark Office (USPTO). In January 2006, the USPTO issued a final office action rejecting this application. GSK will seek reconsideration of this rejectione. The UK patent has been revoked by the UK courts. Patents on the individual ingredients have expired in the UK. In the USA, the patent on salmeterol xinafoate does not expire until 2008.

Serevent. The patent on salmeterol xinafoate is not due to expire until 2008 in the USA. In Europe, the patent has expired, except France (2008b) and Italy (2009b).

Trizivir. The patent on the method of treatment using a combination of lamivudine, zidovudine and abacavir does not expire until 2016 (USA) and 2016 (Europe).

Valtrex. The patent on valaciclovir is not due to expire until 2009a (USA) and 2009b (Europe). Litigation challenging the validity of the patent protecting this product is ongoing in the USAe.

Wellbutrin SR, Wellbutrin XL and Zyban. The patent on the active ingredient has expired. There is now generic competition for the sustained release (SR) and instant release (IR) forms in the USA. In Europe, regulatory data exclusively provides protection until 2009 in some markets. In the USA, Wellbutrin XL is protected by formulation patents that expire in 2018. Litigation relating to the validity and infringement of these patents is ongoing in the USAe.

Ziagen. The patent on abacavir is not due to expire until 2012a,c (USA) and 2014b (Europe).

Zofran. The patent on ondansetron has expired in the USA and Europe, (except France (2007b) and Italy (2010b)). A patent on use in treating emesis expires in 2006. Litigation challenging the validity of the emesis use patent is ongoing in the USAe.

a)	Including patent term restoration under the Hatch-Waxman Act
b)	Including extension of term by national or European supplementary protection certificates
c)	Including granted or pending extension of term for paediatric exclusivity
d)	A registered trademark of Bayer AG
e)	See Note 41 to financial statements ‘Legal proceedings’.

GSK Annual Report 2005
25

Back to Contents
REPORT OF THE DIRECTORS

Description of business

Regulatory environment
continued

Trademarks
All of GSK’s pharmaceutical products are protected by registered trademarks in major markets. There may be local variations, for example, in the USA the trademark Paxil is used instead of Seroxat and Advair is used instead of Seretide.

Trademark protection may generally be extended for as long as the trademark is used by renewing it when necessary. GSK’s trademarks on pharmaceutical products are important for maintaining the brand identity of the product upon expiration of the patent.

The Consumer Healthcare trademarks are particularly important, as the business is very brand orientated and many products do not have patent protection.

Responsibility for environment, health and safety

Environment, health and safety (EHS) is a key element of corporate responsibility for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate group reporting to the General Counsel that has overall responsibility for providing governance and leadership on EHS issues. The head of this group makes regular reports to the Corporate Executive Team (CET) and the Audit and Corporate Responsibility Committees of the Board of Directors. Within the businesses, operations managers are responsible for EHS and are supported by site-based EHS and occupational health staff.

EHS strategy and plan
GSK has a strategic planning process for EHS that looks forward 10 years but is reviewed every year. The plan is aligned with the GSK business drivers and includes both management and performance measures and targets. Progress has been made in all areas of the plan, with particular success in incorporating EHS into the selection and management of contract manufacturers and key suppliers, in developing and maintaining an open and effective dialogue with external stakeholders, in providing EHS data for decision making on new products and processes and in ensuring safety and health concerns are properly addressed at GSK’s facilities to minimise risk and avoid disruption of product supply. Some areas for additional focus are driver safety, occupational chemical exposure, machine guarding, pharmaceuticals in the environment from patient excretion, energy conservation and the use of hazardous chemicals in manufacturing.

Strategic focus in 2005
The plan provides an area of special focus each year. In 2005, the focus was on completing core programmes. These programmes are essential to prevent injury or illness or harm to the environment and to ensure the continuity of GSK’s business. Some of them will be common to all operating locations. Operations with different risks may have different core needs and therefore different core programmes. For a programme to be complete it must have a management system in place, acceptable audit scores and acceptable progress against the EHS targets.

There is a need to operate and maintain the programmes, monitor their performance and continually look for improvements. Progress in this strategic focus area may be seen in the audit scores and progress to targets.

EHS management
GSK takes a systematic approach to managing EHS risks and impacts. A framework of information and programmes based on the global EHS standards guides the management of key aspects, impacts and risks throughout the organisation.

EHS audits
As part of its governance responsibility, GSK conducts EHS audits of its sites, assessing performance against the EHS standards and assigning quantitative performance scores. In 2005, when 36 sites were audited, 70% of these achieved audit scores of 70% or better. As part of the continuous improvement process, progress was monitored on actions arising from issues raised on all audits.

As part of the commitment to corporate responsibility and the pro-active management of the GSK manufacturing and supply base, 41 suppliers were also assessed, representing about 20% of priority suppliers. This process evaluated the management of key EHS risks and impacts, as well as human rights issues, based on the Group’s requirements for priority suppliers. Recommendations were made for improvements where needed.

EHS targets
As part of the EHS plan, targets are set every five years and 2005 is the end of the first five-year target period. Targets were set for 10 environmental measures and for one measure of occupational health and safety.

Progress towards meeting these targets has been tracked every year. Final data for 2005 showing the level of achievement of targets will be published on the website www.gsk.com. Significant progress has been made towards achieving eight of the 10 EHS targets with some of the progress due to outsourcing some processes to contract manufacturers. For hazardous waste disposed and the proportion of waste recycled, the targets have not been achieved. The targets have not been achieved because of products transferred to facilities without appropriate recycling systems in place, other recycling systems that were down for maintenance and new products coming into manufacturing.

GSK selects its measures of performance improvement based on the potential for adverse impact on people or the environment, business continuity or business reputation. Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking to develop and disseminate globally applicable sustainability reporting guidelines.

Sustainability
In the work towards eventual sustainability, GSK is addressing economic, environmental and social issues in research, manufacturing, sales and distribution of its medicines. Sustainability starts with healthcare solutions found by R&D and continues with sustainable solutions in manufacturing and sales. R&D is considering improving operational efficiency for new products. In the future, the EHS plan for excellence proposes investigating the use of renewable resources and the overall balance of its impact on society and the environment. The Group seeks dialogue with external stakeholders and considers their views when developing approaches to sustainable development. More information on EHS programmes and performance may be found on the website.

GSK Annual Report 2005
26

Back to Contents
REPORT OF THE DIRECTORS

Corporate governance

This section discusses GlaxoSmithKline’s management structures and governance procedures.

It contains the company’s reporting disclosures on corporate governance required by the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code), including the required statement of compliance.

Further, the company reports on compliance with the US laws and regulations that apply to it.

The Board	28
Corporate Executive Team	29
Governance and policy	30
Dialogue with shareholders	31
Annual General Meeting	32
Internal control framework	33
Committee reports	34
The Combined Code	35
US law and regulation	36

GSK Annual Report 2005
27

Back to Contents
REPORT OF THE DIRECTORS

Corporate governance
continued

The Board

Sir Christopher Gent (Aged 57)
Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a member of the Financial Reporting Council, a Senior Adviser at Bain & Co. and Chairman of the advisory board of Reform.

Dr Jean-Pierre Garnier (Aged 58)
Appointed on 23rd May 2000. Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.

Lawrence Culp (Aged 42)
Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 56)
Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 52)
Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Sir Deryck Maughan (Aged 58)
Appointed on 1st June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc, as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He is also an International Advisory Board member of British American Business Inc. and a Board member of the Trilateral Commission. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Sir Ian Prosser (Aged 62)
Appointed on 23rd May 2000. Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman and Chief Executive of Bass plc and ultimately Chairman of the demerged InterContinental Hotels Group plc. He was Chairman of the World Travel and Tourism Council and the London Stock Exchange Listed Advisory Council. He is Non-Executive Deputy Chairman of BP plc, a Non-Executive Director of Sara Lee Corporation and a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 67)
Appointed on 23rd May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapiro (Aged 65)
Appointed on 23rd May 2000. Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals, Inc. She holds a PhD in molecular biology.

Tom de Swaan (Aged 59)
Appointed on 1st January 2006. Non-Executive Director. Mr de Swaan is a member of the Managing Board of ABN AMRO, of which he was Chief Financial Officer until 31st December 2005. He will retire from the Board of ABN AMRO on 1st May 2006. He is a Non-Executive Director of the Financial Services Authority, a member of the Board of the Institute of International Finance, Chairman of the Board of the Netherlands Opera and a member of the Board of the Royal Concertgebouw Orchestra.

Sir Robert Wilson (Aged 62)
Appointed on 1st November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto.

Dr Tachi Yamada (Aged 60)
Appointed on 1st January 2004. Retiring on 1st June 2006. Chairman, Research & Development. Dr Yamada was a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham, he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He is a Trustee of the Rockefeller Brothers Fund and a member of the Advisory Board of Quaker BioVentures, Inc.

Moncef Slaoui (Aged 46)
Chairman Designate, Research & Development. Dr Slaoui, Senior Vice President, Worldwide Business Development, has been appointed to the Board with effect from 17th May 2006, and will succeed Dr Yamada as Chairman, Research & Development on 1st June 2006. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Other Directors
Mr John Coombe, formerly Chief Financial Officer, retired from the Board on 31st March 2005.

Details of membership of the Board Committees may be found on page 31.

GSK Annual Report 2005
28

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

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

John Clarke
President, Consumer Healthcare
Mr Clarke succeeded Mr Ziegler as President, Consumer Healthcare on 31st January 2006. He joined Beecham in 1976 and progressed through roles in Australasia, South Africa, The Far East, Japan, Canada and the UK. From 1998 to 2003, John was President, Consumer Healthcare Europe, and in 2004, appointed President, Futures Group.

Marc Dunoyer
President, Pharmaceuticals Japan
Mr Dunoyer was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig
President, Pharmaceuticals International
Dr Greig leads the pharmaceutical operations outside the USA, Japan and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Julian Heslop
Chief Financial Officer
Mr Heslop became Chief Financial Officer on 1st April 2005. As head of the finance function Mr Heslop is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo Wellcome as Financial Controller in April 1998.

Dan Phelan
Senior Vice President, Human Resources
Mr Phelan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981.

David Pulman
President, Global Manufacturing and Supply
Dr Pulman is responsible for the Global Manufacturing and Supply Organisation and Global Procurement. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President, Pharmaceutical Operations
Mr Stout is responsible for all pharmaceuticals and vaccines operations worldwide, including the USA, Europe, International, Japan and Global Manufacturing and Supply. He joined SmithKline Beecham in 1996 and was President, US Pharmaceuticals, until his current appointment in January 2003.

Chris Viehbacher
President, US Pharmaceuticals
Mr Viehbacher is responsible for US Pharmaceuticals. He joined Wellcome in 1988 and was responsible for GSK’s European Pharmaceuticals business before his current appointment in 2003.

Andrew Witty
President, Pharmaceuticals Europe
Mr Witty is responsible for the Group’s pharmaceuticals operations in Europe. He joined Glaxo in 1985 and was Senior Vice President, Asia Pacific until his current appointment in 2003.

Tachi Yamada
Chairman, Research & Development
Dr Yamada leads the Group’s complex business of drug discovery and development, creating new medicines through research. He joined SmithKline Beecham in 1994 as a Non-Executive Director and became Chairman, R&D Pharmaceuticals in 1999.

Jennie Younger
Senior Vice President, Corporate Communications & Community Partnerships
Mrs Younger is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations and was appointed to her current position in 2001.

Moncef Slaoui
Chairman Designate, Research & Development
Dr Slaoui will succeed Dr Yamada as Chairman, Research & Development on 1st June. He will join the CET on 17th May. He joined the Group in 1988 and is currently Senior Vice President, Worldwide Business Development.

Other members
Mr Combe retired as Chief Financial Officer on 31st March 2005.

Mr Ziegler retired as head of the Consumer Healthcare business on 31st January 2006.

Mr Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and attending CET meetings in that capacity.

GSK Annual Report 2005
29

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Governance and policy

The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ (page 28).

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Chief Executive Officer (CEO) is responsible for executive management of the Group and is assisted by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under “Corporate Executive Team” (page 29).

The Board comprises three Executive and nine Non-Executive Directors. Whilst the Board considers all its Non-Executive Directors to be independent in character and judgement, it has determined that one Non-Executive Director, Dr Shapiro, should not be considered as ’independent’ under the Combined Code. Dr Shapiro is not considered to be independent due to the remuneration that she receives from the Group as a member of the GlaxoSmithKline Scientific Advisory Board. When Sir Christopher Gent was appointed to the Board as Deputy Chairman, he was determined by the Board to be independent. Upon taking up the chairmanship of the Board on 1st January 2005, in accordance with the Combined Code, he was excluded from the determination of whether at least half the Board are independent Non-Executive Directors. Neither Dr Shapiro nor Sir Christopher Gent hold positions on a Board Committee where independence is required under the Combined Code.

The Board considers that Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.

At the date of publication and throughout 2005, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.

Sir Christopher Gent succeeded Sir Christopher Hogg on 1st January 2005 and was Chairman throughout 2005. Dr Garnier is CEO. The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the website.

Sir Ian Prosser was Senior Independent Director (SID) throughout 2005.

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

The Board appraises and approves major financing, investment and contractual decisions in excess of defined thresholds. In addition, the Board evaluates and monitors the performance of the Group as a whole. This includes:

•	engaging at Board meetings with the CEO, the other Executive Directors and members of the CET as appropriate, on the financial and operating performance of GSK and external issues material to the Group’s prospects

•	evaluating progress toward the achievement of the Group’s financial and business objectives and annual plans

•	monitoring, through reports received directly or from various committees, the significant risks facing the Group.

The Board has overall responsibility for succession planning for the CEO and the other Executive Directors. The Board has given the CEO broad authority to operate the business of the Group, and the CEO is accountable for, and reports to the Board on, business performance.

CET members make regular presentations to the Board on their areas of responsibility, and the Board meets with all the CET members on an annual basis to discuss collectively the Group’s strategy. A primary element of the induction process for new Non-Executive Directors is undertaken by members of the CET, and all Non-Executive Directors are encouraged to have separate informal discussions at their discretion with any CET members.

The Board met six times in 2005, with each member attending as follows:

	Number of meetings	Number of
Name	held whilst a Board member	meetings attended

Sir Christopher Gent	6	6
Dr JP Garnier	6	6
Mr J Heslop	5	5
Dr T Yamada	6	6
Mr L Culp	6	5
Sir Crispin Davis	6	6
Sir Deryck Maughan	6	6
Sir Ian Prosser	6	6
Dr R Schmitz	6	6
Dr L Shapiro	6	6
Sir Robert Wilson	6	6
Mr J Coombe	1	1

In addition to the six scheduled meetings, the Board also met on a quorate basis on two occasions.

Business environment development
To ensure that the Board is kept up-to-date on important matters, including legal, governance and regulatory developments, presentations are made on a regular basis by both external and internal advisers.

Independent advice
The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure to enable them to do so. This is explained in the Corporate Governance section of the company’s website.

GSK Annual Report 2005
30

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 309B(1) of the Companies Act 1985) are in force for the benefit of the Directors and former Directors who held office during 2005.

Company Secretary
The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell, who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all the Board Committees.

Board Committees
The Board has established a number of Committees and provides sufficient resources to enable them to undertake their duties. Executive Directors are not members of the Audit, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Financial Results Committees. Membership of these Committees is shown in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	–	C	C
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Sir Ian Prosser	M	–	M	M
Dr R Schmitz*	C	M	M	–
Dr L Shapiro	–	–	–	M
Mr de Swaan*	M	–	–	–
Sir Robert Wilson	M	C	–	–

*	Mr de Swaan will succeed Dr Schmitz as Chairman of the Audit Committee from September 2006.
Key: C = Chairman. M = Member.

The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Corporate Governance section of the company’s website.

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal controls, the management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. The Audit Committee Report is on pages 34 and 35.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. Information on the remuneration of Directors is given in the Remuneration Report on pages 37 to 54. The Chairman of the company and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of the Non-Executive Directors.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary. The Nominations Committee Report is given on page 35.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and for the oversight of reputation management. The Committee is also responsible for governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the Annual General Meeting, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the Chief Financial Officer (CFO). The Committee meets as necessary.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Evaluation of the Board, Board Committees and Directors
The performance evaluation of the Board, its Committees and Directors during 2005 was undertaken by the Chairman and implemented in collaboration with the Committee Chairmen, with the support of the Company Secretary. The Board considered the review conclusions at its meeting in December 2005 and agreed a number of minor improvements to its procedures and operating methodology.

The Senior Independent Non-Executive Director, Sir Ian Prosser, undertook the performance evaluation of the Chairman through a discussion with the Directors, excluding the Chairman, in December 2005.

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The full-year results are included in the company’s Annual Report and Annual Review, which are issued to shareholders. The company’s half-year results are published in a national newspaper shortly after release. The CEO and CFO give presentations on the full-year results to institutional investors, analysts and the media.

GSK Annual Report 2005
31

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

There are webcast teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. The Annual Report, Annual Review and quarterly results are available on the company’s website.

The Annual General Meeting (AGM) takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. Mr Culp was unable to attend the company’s AGM in May 2005 due to other commitments. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2006 AGM are set out in the section ‘Annual General Meeting’ (see this page).

To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector-specific issues, as well as general shareholder preferences. At its meeting in July, the Board received an external review of shareholder opinion.

The CEO and CFO maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings.

The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.

The Chairman meets regularly with institutional investors to hear their views and discuss issues of mutual importance.

The Chairman of the Remuneration Committee meets with major shareholders to discuss executive remuneration policy. All Non-Executive Directors, including new appointees, are available to meet with major shareholders if requested.

The company’s website gives access to current financial and business information about the Group.

Share buy-back programme
A total of £6.5 billion has been spent by the company on buying its own shares for cancellation or to be held as Treasury shares, of which £1 billion was spent in 2005. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority given by shareholders at the company’s AGM in 2005.

In May 2005, the company was authorised to purchase a maximum of 586.4 million shares. During 2005, 72.8 million shares, representing 1.2% of the issued share capital, were purchased and held as Treasury shares (see Note 31 to the financial statements, ‘Share capital and share premium account’).

The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Donations to Political Organisations and EU Political Expenditure
At the AGM in May 2001, shareholders first authorised the company to make donations to EU Political Organisations and to incur EU Political Expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. Although the company does not make and does not intend to make such payments or donations to political parties, within the normal meaning of that expression, the definition in the legislation of ’EU Political Organisation’ is wide. It may extend to bodies, which the company and its subsidiaries might wish to support including those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. No donations were made to EU Political Organisations during 2005. The Group made donations to non-EU Political Organisations totalling £320,000 during 2005 (£291,000 in 2004).

Donations of £301,000 were made in the USA and £19,000 in Canada. The USA is the largest recipient of political donations, and this reflects the US political system, where candidates are sponsored solely by donations from individuals, NGOs, companies and other parties.

In line with US law, the corporate donations by GSK are not made at a federal level, but only to candidates and political parties at the state and local levels. Donations are accepted practice in the USA, and as a major employer in a heavily regulated industry, it is important for GSK to engage fully in the political process. Donations are one of the ways of doing this. GSK supports those candidates who seek an environment that appropriately rewards high-risk, high-investment industries and who believe in free market principles and intellectual property rights.

The situation is similar in Canada, and donations follow the same guidelines. In the rest of the world donations are very rare and of low value.

There is also a GSK Political Action Committee (PAC) in the USA which gives political donations. PAC’s are employee organisations which allow employees to contribute to a fund for political donations. Employees decide upon the recipients of the PAC donations. In 2005, a total of £282,000 was donated to political organisations by the GSK PAC.

Annual General Meeting

The AGM will be held at 2.30pm on Wednesday, 17th May 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:

•	Receiving and adopting GlaxoSmithKline's 2005 Annual Report

•	Approving the 2005 Remuneration Report
The Remuneration Report on pages 37 to 54 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 1985 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

GSK Annual Report 2005
32

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

•	Retirement, election and re-election of Directors
Dr Slaoui and Mr de Swaan have been appointed Directors since the 2005 AGM and will offer themselves for election to the Board. Mr Culp, Sir Crispin Davis and Dr Schmitz will retire and offer themselves for re-election to the Board under article 93 of the company’s Articles of Association. Dr Shapiro will retire at the conclusion of the AGM and will not offer herself for re-election.

•	Re-appointment and remuneration of Auditors
Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

•	Special business
The company will seek authority to:

• make donations to EU Political Organisations and incur EU Political Expenditure

• allot Ordinary Shares in the company

• give the Directors authority to disapply pre-emption rights when allotting new Shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital.

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GSK is as follows.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee, which receives reports from those individuals identified in the Committee’s Report on pages 34 and 35. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly during the year.

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

Compliance functions
In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance functions (for example Corporate Environment, Health & Safety, Global Quality Assurance and Worldwide Regulatory Compliance) assist in the dissemination, implementation and audit of these standards.

Corporate Ethics & Compliance (CEC)
The ROCC is also supported by the Corporate Ethics & Compliance department which is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy.

The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct and non-compliance with law or regulation by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels and effective compliance systems.

The CEC is managed by the Corporate Compliance Officer, who reports directly to the CEO. The Corporate Compliance Officer chairs the ROCC and provides summary reports on the ROCC’s activities and the Group’s significant risks to the CET and the Audit Committee on a regular basis. The Corporate Compliance Officer’s direct reporting line to the Audit Committee provides a mechanism for bypassing the executive management should the need ever arise.

Areas of potentially significant risk
For details of risks affecting the Group, see Note 41 to the financial statements, ‘Legal proceedings’ and ‘Risk factors’ on pages 71 to 74.

GSK Annual Report 2005
33

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Effectiveness of controls
The internal control framework has been in operation for the whole of the year under review and continues to operate up to the date of approval of this report. The system of internal controls is designed to manage rather than eliminate the risk of not achieving business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Audit Committee receives reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports, the Audit Committee reports annually to the Board on the effectiveness of controls. Such controls may mitigate but cannot eliminate risks. In addition, there are areas of the Group’s business where it is necessary to take risks to achieve a satisfactory return for shareholders, such as investment in R&D and in acquiring new products or businesses. In these cases, it is the Group’s objective to apply its expertise in the prudent management rather than elimination of risk. The Directors’ review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments.

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

Committee reports

Audit Committee Report
The Audit Committee’s role flows directly from the Board’s oversight function and it is authorised by the Board to investigate any activity within its terms of reference. The Committee has written terms of reference which have been approved by the Board. The Committee reports regularly to the Board on the performance of the activities it has been assigned. The Committee’s main responsibilities include reviewing the corporate accounting and financial reporting process, monitoring the integrity of the financial statements, evaluating the system of internal control and the management of risks, overseeing activities of each of the Group’s compliance audit functions and overseeing compliance with laws, regulations and ethical codes of practice. The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors, and understand and monitor the reporting relationships and tiers of accountability between them. The Committee receives regular reports from members of the CET and senior managers covering the key compliance activities of the Group, including those concerning R&D, manufacturing, sales and marketing and EHS.

Committee members bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities.

In respect of 2005, the Board had determined that the combined qualifications and experience of the Committee members, when taken together with its modus operandi, gave the Committee collectively the financial expertise necessary to discharge its responsibilities.

Accordingly, the Board chose not to nominate any one committee member as having recent and relevant financial experience as defined by the Combined Code, or as an Audit Committee Financial Expert as defined by Sarbanes-Oxley.

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

Sir Deryck Maughan was appointed a member of the Committee on 21st January 2005. He is Managing Director of Kohlberg Kravis Roberts & Co (KKR) and Chairman of KKR Asia. He was Chairman and CEO of Citigroup International and Vice Chairman of Citigroup Inc. Prior to the creation of Citigroup, he was Chairman and Co-Chief Executive Officer of Salomon Smith Barney. He was also Chairman and Chief Executive Officer of Salomon Brothers.

When appointing Mr de Swaan to the Committee with effect from 1st January 2006, the Board determined that he had recent and relevant financial experience in accordance with the Combined Code. In coming to this conclusion, the Board paid particular attention to Mr de Swaan’s role as Chief Financial Officer of ABN AMRO, from which he retired on 31st December 2005. The Board also considers Mr de Swaan to be an Audit Committee Financial Expert as defined by Sarbanes-Oxley.

The Committee is supported by the Company Secretary, who attends the Committee’s meetings, and it has available to it financial resources to take independent professional advice when considered necessary. Meetings of the Committee are attended by the Chairman, CEO, CFO, General Counsel, Head of Global Internal Audit (GIA), Corporate Compliance Officer and the external auditors.

In 2005, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

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

GSK Annual Report 2005
34

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

•	the Heads of each of the Group’s compliance and audit groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

•	the Corporate Compliance Officer reported on the activities undertaken by the ROCC

•	the Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to their release by the Board.

The Audit Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2005, the Committee met both collectively and separately with the external auditors and the Head of GIA, without members of management being present.

The Committee has primary responsibility for making a recommendation to shareholders on the appointment, reappointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.

In making its assessment, the Committee considers papers which detail the relevant regulatory requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements. Where the external auditors provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Audit Committee for such services. Expenditure on audit and non-audit services is set out on pages 95 and 96.

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

The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2005.

The Committee met in full session five times in 2005 and five times on a quorate basis. Each full session was attended by all members except Sir Robert Wilson, who was unable to attend one meeting.

Nominations Committee Report
The Nominations Committee’s terms of reference include responsibility for proposing the appointment of Board and Committee members. During 2005, the Committee made recommendations to the Board on the appointment of Mr de Swaan as a Non-Executive Director.

The Committee also recommended to the Board the appointment of Sir Deryck Maughan to the Audit Committee in January 2005 and Dr Schmitz to the Remuneration Committee in May 2005. In February 2006, the Committee recommended to the Board that Dr Moncef Slaoui, succeed Dr Yamada as Chairman, Research & Development on his retirement from the company on 1st June 2006.

In addition, the Committee recommended to the Board that Dr Schmitz should serve a further term of three years as a Non-Executive Director and that he should remain Chairman of the Audit Committee until September 2006. The Committee also made a recommendation to the Board that Dr Ralph Horwitz be appointed a Non-Executive Director. Following the announcement of Dr Horwitz’s appointment, a potential conflict of interest was disclosed, and Dr Horwitz decided not to take up his appointment as a Non-Executive Director of the company.

When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. During 2005, particular focus was placed upon recruiting a new Non-Executive Director with recent and relevant financial expertise, to join the Audit Committee. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential non-executive appointees are provided to the Committee and candidates are short-listed for interview after considering their relevant qualifications.

A customised induction process is conducted for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. This process includes meeting members of the CET and other senior executives and visiting particular operational facilities of the Group.

The Committee continued to keep under review the succession planning for senior executive positions, including that of the CEO and Chairman, Research & Development.

When appointing new Executive Directors, the Committee considers the skills, knowledge and experience required for the particular executive position. The Committee will consider potential external and internal candidates before recommending to the Board to approve the new appointment. All new Directors offer themselves for election at the company’s next AGM. Their appointments are announced publicly.

The Committee met once during 2005 in full session and twice on a quorate basis. All members were present at the full meeting.

Remuneration Report
The Remuneration Report can be found on pages 37 to 54.

The Combined Code

Throughout 2005, the company complied with the Code provisions of the Combined Code, except as follows:

•	B.1.1 – In designing schemes of performance-related remuneration, the Remuneration Committee should follow the provisions in Schedule A to the Code. Item 6 of Schedule A states that, in general, only basic salary should be pensionable. The company’s position is explained in the Remuneration Report on pages 37 to 54.

GSK Annual Report 2005
35

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

•	C.3.1 – The Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The company’s position is explained on page 34. See page 34 for the position from 1st January 2006.

•	D.2.3 – The Chairman should arrange for the Chairmen of the Audit, Remuneration and Nominations Committees to be available to answer questions at the AGM and for all Directors to attend. The company’s position is explained on pages 31 and 32.

US law and regulation

A number of provisions of US law and regulation apply to GSK because the company’s shares are quoted on the New York Stock Exchange (NYSE) in the form of ADSs.

NYSE rules
In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that the company explains any significant variations. This explanation is on the company’s website. NYSE rules that came into effect in 2005 require the company to file annual and interim written affirmations concerning the Audit Committee and the company’s statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002
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

As recommended by the Securities and Exchange Commission (SEC), GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.

External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2005, the Committee met eleven times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit Committee is an audit committee financial expert.

For an explanation and details of the basis for the Board’s judgement on this matter, refer to page 34.

For accounting periods ending on or after 15th July 2006, Sarbanes-Oxley requires that the company’s Form 20-F contain a report stating the responsibility of management for establishing and maintaining adequate internal control over financial reporting and assessing the effectiveness of the company’s internal control over financial reporting.

Although the company is not required to report compliance in its 2005 Form 20-F, management has undertaken a process to ensure that it will be in a position to report compliance by the due date.

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F

•	based on their knowledge, it contains no material misstatements or omissions

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, have evaluated the effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the Annual Report and Form 20-F and have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The CEO and CFO have completed these certifications, which will be filed with the SEC as part of the Group’s Form 20-F.

Controls and procedures
The Group carried out an evaluation under the supervision and with the participation, of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2005, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in the Group’s internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

GSK Annual Report 2005
36

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report

The Remuneration Report sets out the remuneration policies operated by GSK in respect of the Directors and Corporate Executive Team (CET) members, together with disclosures on Directors’ remuneration including those required by The Directors’ Remuneration Report Regulations 2002 (the Regulations). In accordance with the Regulations, the following sections of the Remuneration Report are subject to audit: Annual remuneration; Non-Executive Directors’ remuneration; Share options; Incentive plans; performance criteria on Performance Share Plans and share options; and Pensions. The remaining sections are not subject to audit nor are the pages referred to from within the audited sections.

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

Introduction	38
Remuneration policy	38
Executive Director terms, conditions and remuneration	42
Non-Executive Director terms, conditions and fees	44
Directors and Senior Management remuneration	44
Annual remuneration	45
Non-Executive Directors’ remuneration	46
Directors’ interests	48
Share options	49
Incentive plans	51
Pensions	53
Directors and Senior Management	54
Directors’ interests in contracts	54

GSK Annual Report 2005
37

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

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

The Chairman of the Remuneration Committee continues to have regular dialogue with institutional investors regarding GSK’s remuneration policy.

GlaxoSmithKline’s remuneration policy is designed to establish a framework for remuneration that is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with UK shareholder guidelines. As at 31st December 2005, the company was the second largest pharmaceutical company in the world by revenue, with operations on five continents with products sold in over 130 countries and with around 50% of sales being generated in the USA.

Remuneration Committee
Sir Robert Wilson has been Chairman of the Committee since 17th May 2004. Sir Crispin Davis and Mr Culp were members of the Committee throughout 2005. Dr Schmitz was appointed to the Committee in May 2005. The Board deemed all of the members of the Committee to be independent Non-Executive Directors in accordance with the Combined Code.

The Committee met five times during 2005 with each member attending as follows:

Name	Number of meetings held whilst a Committee member	Number of meetings attended by Committee member

Sir Robert Wilson	5	5
Mr L Culp	5	5
Sir Crispin Davis	5	5
Dr Ronaldo Schmitz	4	4

Three quorate meetings were held to approve the formal grant of share options and performance share awards to give effect to the Committee’s decisions.

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

Deloitte provided other consulting services to GSK during the year, but did not provide advice on executive remuneration matters other than to the Committee.

Towers Perrin provides market data and data analysis to the Committee.

Remuneration policy

Principles
The four core principles which underpin the remuneration policy for GlaxoSmithKline are:

•	securing outstanding executive talent
•	pay for performance and only for performance
•	robust and transparent governance structures
•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee also decided that:

•	the remuneration structure must support the needs of the business in a very competitive market place
•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders
•	global pharmaceutical companies are the primary pay comparator group
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies
•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration which will be delivered over the medium to long term
•	remuneration would be determined using the projected value method (see ‘Benchmarking’ below)
•	there would be one remuneration structure for Executive Directors and the CET with the same performance conditions, applying equally to their long-term incentive awards
•	no ex-gratia payments will be made
•	pay structures would be as simple as is consistent with the business needs.

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

GSK Annual Report 2005
38

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

Company	Country	Market Cap 31.12.05 £m

Abbott Laboratories	USA	35,561
AstraZeneca	UK	44,693
Bristol-Myers Squibb	USA	26,140
Eli Lilly	USA	37,396
GlaxoSmithKline	UK	85,497
Johnson & Johnson	USA	103,950
Merck	USA	40,440
Novartis	Switzerland	80,419
Pfizer	USA	99,942
Roche Holdings	Switzerland	61,334
Sanofi-Aventis	France	70,997
Schering-Plough	USA	17,915
Takeda Pharmaceutical Company	Japan	27,949
Wyeth	USA	35,952

The merger of Aventis and Sanofi-Synthelabo during 2004 reduced the size of the comparator group to 13 companies and GlaxoSmithKline. The Committee subsequently determined that for a number of reasons, including focus of operation and market capitalisation, there was no other suitable company to add to the group.

Benchmarking
For benchmarking purposes, total remuneration incorporates base salary, annual bonus and long-term incentives. When setting pay, the Committee has due regard to the Executives’ pension arrangements.

The global pharmaceutical industry is used as the primary pay comparator for the Executives, as it is the appropriate marketplace for the company’s most senior executive talent. In the first instance, pay is benchmarked to publicly available remuneration data for these companies.

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

Prior to determining the annual long-term incentive opportunity, the Committee considers a range of vesting levels that may be achieved based on different assumptions, such as share price growth, performance levels etc. For performance in line with expectations, total remuneration is targeted at the median of the comparator group and the long-term incentive opportunity is set in a way which provides for positioning of total remuneration at the median.

To ensure that a stable benchmark is developed and to reduce the impact of short-term fluctuations, incentive policies for other global pharmaceutical companies are assessed over a number of years.

Valuation method
The projected value method is used to benchmark total remuneration. This method projects the future value of the remuneration package under different performance scenarios, whilst moderating the impact of market fluctuations in the short term and strengthening the focus on performance.

Following the independent review in 2003, the Committee made a deliberate and conscious decision to use the projected value method for pay benchmarking purposes as it enables a comparison of packages with different structural characteristics and provides an insight into the value gearing of different equity instruments.

Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and long-term incentive) elements of remuneration changes with performance. The chart below shows the anticipated normal range of the mix between fixed and variable pay at different levels of performance for the CEO and the typical case for the other Executive Directors (“ED”). In some years, the ranges may be higher or lower, depending on the performance of the company and the individual.

Base salary
Base salaries are set by reference to the median for the relevant market. For Executives, this is the pharmaceutical pay comparator group. Actual salary levels are reviewed annually and may vary depending on an Executive’s experience, responsibility and market value. Any changes usually take effect from 1st April. Following a market data review, base salaries for Dr Garnier and Dr Yamada were increased by 5.1% to $1,600,000 and 6.9% to $775,000, respectively, with effect from 1st April 2005 in line with stated policy in relation to base salary positioning. The base salary for Mr Coombe prior to his retirement on 31st March 2005 was £509,850. The base salary on appointment for Mr Julian Heslop, who succeeded Mr Coombe, was £320,000. Following a market data review, undertaken in February 2006, the base salary for Dr Garnier and Dr Yamada was increased by 8% to $1,730,000 and by 3% to $800,000, respectively. Mr Heslop’s base salary was increased by 25% to £400,000 following the Committee’s review of his performance as CFO since his appointment to the role on 1st April 2005. Salary increases take effect 1st April 2006.

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and Group achievements against objectives. No bonus is payable if financial performance is less than 96% of the target performance. The individual performance against objectives can increase or decrease the bonus level by a factor which can range from zero to 1.5. Bonuses are subject to upper limits, which for the Executives other than the CEO, range between 100% and 200% of base salary. The CEO’s limit is 200%.

An annual bonus paid on the basis of on-target business performance together with base salary provides annual cash in line with the median of the pay comparator group.

In the case of the CEO, the bonus targets are set by the Board. In setting the objectives for the CEO, the Board takes into account the strategies that have been developed by the company, and are set out on page 6 of the Annual Report.

GSK Annual Report 2005
39

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

The objectives set for 2005 focussed in particular on building the best product pipeline in the industry, delivering commercial and operational excellence and, in addition, formulating and updating the strategic plan for the vaccines business.

For reasons of commercial sensitivity, the specific objectives set against the strategic business drivers are kept confidential. Following the end of the financial year, the Board reviews the CEO’s performance generally and against the set objectives, and the Committee then determines the bonus payable. The CEO makes recommendations to the Committee regarding the performance level achieved against objectives for the other Executives. These recommendations are then considered by the Committee to determine the resultant bonus.

In determining bonus awards for 2005, the Committee took into account the excellent financial performance during the year and the encouraging progress in building the pipeline of new products.

In light of the low take up levels and in response to concerns expressed by institutional investors in relation to the 1 for 10 non-performance related match provided under the Annual Incentive Plan (AIP), the Committee decided to discontinue the AIP. Under the AIP, and its US equivalent, eligible employees could elect to invest their bonus in GSK shares or ADSs for a minimum period of three years. At the end of the three-year holding period, participants (including Executives) are entitled to a matching award of 10% of their deferred shareholding. The match is not subject to further performance conditions. This AIP was open to approximately 700 senior executives who all participated on the same terms. The last deferral elections under the AIP were made in respect to bonuses earned during 2005. Although the AIP has now closed, GSK will continue to manage the ongoing administration of subsisting awards as required by the AIP rules.

Long-term incentives
Executives are eligible for performance share awards and share options. The remuneration policy provides that annual long-term incentive (LTI) awards will normally be made up of a performance share award and a share option award.

The Committee considers that performance shares provide a stronger alignment to shareholder value, and therefore the remuneration policy places greater emphasis on the use of performance shares. LTI awards are determined such that for on-target performance more than half of the long-term incentive reward is derived from performance shares.

The annual grant of LTI awards using more than one plan is consistent with the practice of the pay comparator group and other leading UK companies. LTIs for the CET are provided on the same basis as the Executive Directors. The level of the annual LTI opportunity is considered carefully year-on-year by the Committee in the context of market practice.

To align the award cycles more closely with GSK’s financial year and budgeting process, the Committee decided to change the annual grant date for LTI awards for all eligible employees from the fourth quarter of each year to the first quarter of each year.

This change took effect from 2005 and thus LTI awards that would otherwise have been made in the fourth quarter of 2005 were made instead in February 2006. This change in award cycle does not affect the performance period.

Historically, the performance period for awards made in the fourth quarter started on 1st January following the date of award. For LTI awards made in 2006 and thereafter, the performance period starts on 1st January of the year of award (i.e. 1st January 2006 for awards made in February 2006).

No compensation was provided for the change in the awards cycle.

Full disclosure of LTI awards made to the Executive Directors in February 2006 will be made in the Remuneration Report for 2006. The summary details of the LTI awards made to the Executive Directors in February 2006 are set out on page 51 of the Remuneration Report.

Performance share awards and share options are delivered to US resident executives in the form of ADSs. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers, the National Association of Pension Funds and other shareholder representative bodies. Current estimated dilution from existing awards under all GlaxoSmithKline employee share schemes made since the merger is approximately 5% of the company’s share capital at 31st December 2005.

In 2005, the Committee, assisted by Deloitte, undertook a review of the current performance measures used under the GSK LTI plans. After extensive and careful consideration, the Committee concluded that the measures currently used under the LTI plans remain appropriate and relevant, although in the case of the Share Option Plan, it was agreed that the annualised growth in EPS to achieve 100% vesting for the awards granted in 2006, would be increased from RPI + 5% to RPI +6%.

a) Performance shares
For the Executives, the level of performance shares vesting is based on the company’s Total Shareholder Return (TSR) relative to the performance comparator group (see page 39) over a three-year measurement period. TSR was chosen as the most appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance and allows comparison between companies operating in different countries.

TSR is measured in sterling over the performance period and represents the change in the value of a share together with the value of reinvested dividends paid. In order to remove the impact of the varying tax treatments of dividends in different jurisdictions, all dividends are reinvested gross.

As a result of the change in the LTI award cycle for all eligible employees, no performance share awards were made in 2005 to the Executives. In respect of the performance share awards granted in December 2004 and in February 2006, with the performance periods of 1st January 2005 to 31st December 2007 and 1st January 2006 to 31st December 2008, respectively, if GSK is ranked at position seven (the mid-point) of the performance comparator group, 35% of the shares will vest. Any ranking below this point will result in no shares vesting. Only if GSK is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee has regard for the company’s underlying financial performance.

GSK Annual Report 2005
40

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

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

The vesting table for the performance share awards granted in December 2003, with the performance period 1st January 2004 to 31st December 2006, is given on page 52.

b) Share options
Share options allow a holder to buy shares at a future date at the share price prevailing at the time of grant. Share options are granted to more than 12,000 managers at GlaxoSmithKline, including the Executives. The vesting of the share options granted to the Executives is linked to the achievement of compound annual EPS growth over the performance period.

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

Following the introduction of International Financial Reporting Standards (IFRS) on 1st January 2005, the Committee considered what EPS measurement basis, either IFRS or UK GAAP, should be used for share options and performance share plan awards (prior to 2003 see page 50), with EPS performance conditions having performance periods that straddled the IFRS conversion date. The Committee agreed that for the purpose of measuring EPS growth in determining whether vesting targets had been achieved, UK GAAP would be used for the 2002 grant (performance period: 1st January 2003 to 31st December 2005) as two out of three years would be reported under UK GAAP. This would require the 2005 CER growth to be restated on a UK GAAP basis. IFRS would be used for the 2003 grant (performance period: 1st January 2004 to 31st December 2006) as two out of the three years would be reported under IFRS.

As a result of the change in the LTI award cycle for all eligible employees, no share options were granted to Executives in 2005.

For share option grants in 2006, vesting increases on a straight-line basis for EPS performance between the hurdles set out in the following graph.

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

Performance is measured over periods of three financial years, which commence on the basis set out on page 40. There is no performance retesting, so if the performance condition is not met after the three-year period, the options will lapse.

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the executives are likely to retire. Benefits are normally payable at age 60. Details of individual arrangements for the Executive Directors are set out on page 43. In response to the future pensions regime in the UK, the Committee carefully considered the impact of the change in legislation and has decided the following:

GSK Annual Report 2005
41

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

•	the company will continue to fulfil its obligations under existing pension arrangements
•	no compensation will be provided if participants are adversely affected by the new pension regime.

In coming to these decisions, the Committee took account of the following:

•	new executive hires benefit from a 15%, plus 4% match opportunity, of base pay under the defined contribution plan in the UK, and a contribution equal to 5% of base salary plus under the bonus cash balance plan in the USA
•	in the UK, legacy final salary plans were grandfathered for existing employees and no new entrants have been allowed. For capped employees, benefits in excess of the cap are currently all provided through unfunded arrangements
•	for capped employees in the USA, benefits above the cap are provided by a non-qualified plan.

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

In order for shares to qualify for these share ownership requirements they must be held personally by the Executive or their spouse or minor children or have been earned but deferred under one of the share programmes operated by the company. Unexercised share options are not included in this calculation. As at 31st December 2005, Dr Garnier’s holding was 225,896 ADSs, Dr Yamada’s was 67,512 ADSs and Mr Heslop’s was 18,885 ordinary shares. Dr Garnier’s and Dr Yamada’s holdings were in excess of the share ownership requirements. Mr Heslop has until December 2008 to build his holding to the value of three times base salary. Mr Coombe's shareholding at 31st December 2005, was in excess of the share ownership requirements following his retirement from the Board on 31st March 2005.

Other remuneration elements
The Executives participate in various legacy Glaxo Wellcome and SmithKline Beecham all-employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them.

The Sharesave plan and the ShareReward plan are Inland Revenue-approved plans open to all UK employees on the same terms. Mr Heslop is a member of the Sharesave plan, into which he contributes £250 a month. This provides him with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.

Mr Heslop also contributes £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.

The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2005 is shown on page 45.

Executive Director terms, conditions and remuneration

Executive Director contracts
The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. The policy provides the framework for contracts for Executive Directors appointed since and going forward.

The key aspects of GlaxoSmithKline’s contractual framework are:

Aspect	Policy

Notice period on	12 calendar months
termination by the
employing company
or executive

Termination payment	–	1x annual salary and
1x annual ’on-target’ bonus [1]
	–	No mitigation required [2]

Benefits	Governed by benefits policy, including:
	–	healthcare (medical and dental)
	–	personal financial advice
	–	life assurance contributions

Vesting of long-term	Rules of relevant equity incentive
incentives	plan [3]

Pension	Based on existing arrangements and
terms of the relevant pension plan

Non-compete clause	12 months from termination
notice date [2]

1	Dr Garnier’s target bonus is 100% of salary, Dr Yamada’s is 85% of salary and Mr Heslop’s is 75% of salary.
2	The imposition of a 12-month non-compete period on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts. When reviewing the level of severance payments, the Committee considered investor and DTI guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination.
3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.

GSK Annual Report 2005
42

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

Following the independent review of remuneration undertaken in 2003, Dr Garnier, Mr Coombe and Dr Yamada agreed to changes in their previous contractual terms without compensation to come broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, in order to honour certain aspects of their ‘old’ contractual terms, there are a number of individual features which have been retained.

In Dr Garnier’s case, these include the entitlement to reimbursement of excise tax on change of control related payments, life insurance benefit funded by the company to age 65 and the following provisions relating to the vesting of long-term incentives:

•	Pre-2003 awards
On termination by the company (other than for cause), on retirement or on resignation for ‘good reason’ (i.e. resignation due to not being elected or retained as a director of the company or any merged company, or as a result of a change of control provided that such resignation occurs on or within 30 days of the first anniversary of the change in control), options will vest in full and remain exercisable for the full option term, and performance shares will vest at the end of the performance period subject to performance but not time-apportioned.

•	2003 and thereafter
Awards for the above provisions apply, but options will be subject to performance testing in all circumstances, and any options or performance share awards made 12 months prior to the termination notice date will lapse.

In addition, Dr Garnier and Dr Yamada are entitled to receive one year’s worth of pension contributions on termination.

Dr Garnier’s contract was executed on 3rd March 2004 and took effect from 1st January 2004. His contract will expire on 31st October 2007 being the last day of the month in which he will reach his 60th birthday. Dr Yamada’s contract was executed on 27th July 2004 and took effect from 1st January 2004. Dr Yamada will retire from the Board and the company on 1st June 2006. Mr Coombe’s contract was executed on 3rd March 2004, took effect from 1st January 2004 and expired on 31st March 2005.

Mr Heslop’s contract was executed on 16th March 2005 and took effect from 1st April 2005. Mr Heslop’s contract will expire on 31st January 2014, being the last day of the month in which he reaches his 60th birthday.

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
GlaxoSmithKline makes annual contributions of 15% of Dr Garnier’s annual salary and bonus and 18% of Dr Yamada’s annual salary and bonus. The fund increases at an interest rate based on the yield on 30-year treasury bonds. The company has no liability beyond making these annual contributions.

Prior to 1999 all US employees, including Dr Garnier and Dr Yamada, were moved from a final salary pension arrangement to the current cash balance structure. For all employees in the US, cash balance plan contributions are based on combined annual salary and annual bonus.

Mr Heslop participates in the Glaxo Wellcome defined benefit plan with an accrual rate of 1/30th of final pensionable salary per annum.

In 2000 all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by 5% to reflect a distribution of surplus. This augmentation will apply to that element of Mr Heslop’s pension earnings before 31st March 2000.

Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors service agreements are terminated by their employing company, the following would apply:

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

• following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit is triggered when the new option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger.

Outside appointments for Executive Directors
Any outside appointments must be approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

GSK Annual Report 2005
43

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Non-Executive Director terms, conditions and fees

Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity. The fee structure for the Non-Executive Directors is as follows:

Per annum

Standard annual cash retainer fee	£60,000

Supplemental fees
Senior Independent Director, the Audit Committee Chairman and Scientific/Medical Experts	£30,000
Chairmen of the Remuneration and Corporate Responsibility Committees	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£5,000 per meeting

Automatic share allocation
To enhance the link between Directors and shareholders GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares. With effect from 1st October 2004, at least 25% of the Non-Executive Directors’ total fees, excluding the Chairman, are paid in the form of shares and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share account.

Exchange rate Fees that are paid in US Dollars are converted at a rate of £1/US$1.8162, being the exchange rate that applied on 29th July 2004 when the new fee arrangements were approved by the Board.

Non-Executive Directors are not entitled to compensation if their appointment is terminated.

Chairman
Sir Christopher Hogg retired as Chairman with effect from 31st December 2004. Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This may be extended for a further term of three years by mutual agreement. He received fees at the rate of £240,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £60,000 per annum whilst Deputy Chairman, and receives £400,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £100,000 per annum as Chairman.

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

The following table shows the date of the letter of appointment of each Non-Executive Director:

Non-Executive	Date of letter
Director	of appointment

Mr L Culp	09.06.03
Sir Crispin Davis	09.06.03
Sir Deryck Maughan	26.05.04
Sir Ian Prosser	19.06.00
Dr R Schmitz	19.06.00
Dr L Shapiro	19.06.00
Mr T de Swaan	21.12.05
Sir Robert Wilson	09.06.03

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

Directors and Senior Management remuneration

The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2005, their interests in shares of GlaxoSmithKline plc, their interests in share options and incentive plans and their pension benefits. The members of the CET and the Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

GSK Annual Report 2005
44

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Annual remuneration

						2005				2004

						Total				Total
		Fees and	Other	Annual	Deferred	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000	000

Current Executive Directors
Dr JP Garnier	a,b,c	$1,582	$641	$2,812	$1,556	$6,591	$1,523	$786	$2,250	$4,559
Mr J Heslop		£240	£9	£280	–	£529	–	–	–	–
Dr T Yamada	a,b,c	$763	$739	$1,110	$698	$3,310	$725	$577	$1,001	$2,303

Total Current Executive Directors		£1,528	£767	£2,436	£1,238	£5,969	£1,228	£745	£1,777	£3,750

Former Executive Director
Mr J Coombe	b,c,d	£139	£32	–	–	£171	£506	£9	–	£515

Total Executive Directors		£1,667	£799	£2,436	£1,238	£6,140	£1,734	£754	£1,777	£4,265

Current Non-Executive Directors
Mr L Culp		$136	–	–	–	$136	$97	–	–	$97
Sir Crispin Davis		£70	–	–	–	£70	£57	–	–	£57
Sir Christopher Gent		£500	–	–	–	£500	£175	–	–	£175
Sir Deryck Maughan		$146	–	–	–	$146	$57	–	–	$57
Sir Ian Prosser		£100	–	–	–	£100	£65	–	–	£65
Dr R Schmitz		£95	–	–	–	£95	£72	–	–	£72
Dr L Shapiro	e	$230	–	–	–	$230	$182	–	–	$182
Sir Robert Wilson		£90	–	–	–	£90	£66	–	–	£66

Total Current Non-Executive Directors		£1,137	–	–	–	£1,137	£618	–	–	£618

Former Non-Executive Directors
Dr M Barzach	f	£58	–	–	–	£58	£78	–	–	£78
Sir Christopher Hogg		–	–	–	–	–	£369	£1	–	£370
Sir Roger Hurn		–	£5	–	–	£5	–	–	–	–
Sir Peter Job		–	£5	–	–	£5	£57	–	–	£57
Mr J McArthur		–	–	–	–	–	$42	$18	–	$60
Mr D McHenry		–	–	–	–	–	$42	–	–	$42
Sir Richard Sykes		–	£1	–	–	£1	–	£1	–	£1

Total Former Non-Executive Directors		£58	£11	–	–	£69	£550	£12	–	£562

Total Non-Executive Directors		£1,195	£11	–	–	£1,206	£1,168	£12	–	£1,180

Total Remuneration		£2,862	£810	£2,436	£1,238	£7,346	£2,902	£766	£1,777	£5,445

Remuneration for Directors on the US Payroll is reported in Dollars. Amounts have been converted to Sterling at the average rates for each year.

a)	Following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Dr Garnier received $174,472 (2004 – $335,730) and Dr Yamada received $167,405 (2004 – $nil) relating to options exercised (page 50).

b)	Dr Garnier is a Non-Executive Director of United Technologies Corporation, in respect of which in 2005 he received $110,000 (2004 –$110,000) in the form of deferred stock units and 3,000 (2004 – 3,500) stock options with a grant price of $101.05 (2004 – $88.17). Dr Yamada is a member of the Advisory Board of Quaker BioVentures, Inc., in respect of which in 2005 he received $12,000. Dr Yamada was previously a member of the Board of Directors of diaDexus, Inc., in respect of which he received in 2004, 30,000 stock appreciation rights with a grant price of $0.40. These amounts are excluded from the table above and retained by the Executive Directors. Mr Coombe is a member of the Supervisory Board of Siemens and a Non-Executive Director of HSBC Holdings plc, for which, in the period from 1st January 2005 until his retirement from GlaxoSmithKline on 31st March 2005, he received £12,466 (2004 – £54,082 and 1,500 stock appreciation rights with a grant price of €72.54), and £4,583 (2004 – nil), respectively.

c)	In 2001, following the merger, Dr Garnier, Mr Coombe and Dr Yamada were awarded a one-off special deferred bonus as members of the CET. Each was awarded an amount equivalent to his annual salary on 31st December 2001 and this was notionally invested in GlaxoSmithKline shares or ADSs on 15th February 2002 and deferred for three years. The deferred bonus vested on 15th February 2005 and the amounts paid were equivalent to the then value of GlaxoSmithKline shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. Dr Garnier received $1,556,324, and Dr Yamada received $697,663. Mr Coombe waived his deferred bonus of £383,924. The company made a contribution to the pension plan in 2005 of £383,924 to enhance his pension entitlements. This amount is not included in the table above.

GSK Annual Report 2005
45

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

d)	Mr Coombe waived his prorated 2005 bonus of £106,870 and his 2004 annual bonus of £650,370. The company made a contribution to the pension plan in 2005 of £106,870 and £650,370 to enhance his pension entitlements. These amounts are not included within fees and salary above.

e)	Dr Shapiro is a member of GlaxoSmithKline’s Scientific Advisory Board for which she received fees of $85,000 (2004 – $85,000), of which $30,000 (2004 –$30,000) was in the form of ADSs. These are included within fees and salary above.

f)	Dr Barzach received fees of €84,244 (2004 – €83,005) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

None of the above Directors received expenses during the year requiring separate disclosure as required by the Regulations.

Mr de Swaan joined the Board as a Non-Executive Director on 1st January 2006. No remuneration is shown for him in the table above.

Mr de Swaan joined the Board as a Non-Executive Director on 1st January 2006. No remuneration is shown for him in the table above.

Non-Executive Directors’ remuneration

			2005			2004

	Total	Cash	Shares/ADSs	Total	Cash	Shares/ADSs
Fees and salary	000	000	000	000	000	000

Current Non-Executive Directors
Mr L Culp	$136	–	$136	$97	–	$97
Sir Crispin Davis	£70	–	£70	57	–	£57
Sir Christopher Gent	£500	£400	£100	£175	£140	£35
Sir Deryck Maughan	$146	–	$146	$57	–	$57
Sir Ian Prosser	£100	£50	£50	£65	£28	£37
Dr R Schmitz	£95	£57	£38	£72	£38	£34
Dr L Shapiro	$145	$109	$36	$97	$75	$22
Sir Robert Wilson	£90	£68	£22	£66	£52	£14

Former Non-Executive Directors
Dr M Barzach	–	–	–	£22	£19	£3
Sir Christopher Hogg	–	–	–	£369	£150	£219
Sir Peter Job	–	–	–	£57	–	£57
Mr J McArthur	–	–	–	$42	$37	$5
Mr D McHenry	–	–	–	$42	$37	$5

Total	£1,090	£635	£455	£1,066	£508	£558

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline. Accordingly, it does not include Dr Barzach’s fees received from GlaxoSmithKline France for healthcare consultancy provided, or Dr Shapiro’s fees received as a member of GlaxoSmithKline’s Scientific Advisory Board.

From the formation of GSK, the Non-Executive Directors, have been required to take at least a part of their total fees in the form of shares allocated to a share account. From 1st October 2004, at least 25% of Non-Executive Directors fees, except those of the Chairman, see page 44 for further details, must be taken under the fee allocation arrangement. Non-Executive Directors can then elect to receive either all or part of the remaining cash payment in the form of further shares or ADSs. The total value of these shares and ADSs as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADSs.

The shares and ADSs are notionally awarded to the Non-Executive Directors and allocated to their interest accounts and are included within the Directors’ interests tables on page 48. The accumulated balance of these shares and ADSs, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement. Upon retirement, the Non-Executive Directors will receive either the shares and ADSs or a cash amount equal to the value of the shares and ADSs at the date of retirement.

GSK Annual Report 2005
46

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

The table below sets out the accumulated number of shares and ADSs held by each Non-Executive Director in relation to their fees received as Board members as at 31st December 2005, together with the movements in their account over the year.

					Number of shares and ADSs

Non-Executive Directors’ share arrangements				Dividends
	Footnote	At 31.12.04	Elected	reinvested	Paid out	At 31.12.05

Current Non-Executive Directors
Shares
Sir Crispin Davis		7,333	5,192	233	–	12,758
Sir Christopher Gent		2,921	7,349	116	–	10,386
Sir Ian Prosser		12,520	3,728	342	–	16,590
Dr R Schmitz		10,771	2,810	317	–	13,898
Dr L Shapiro		1,676	47	–	–	1,723
Sir Robert Wilson		1,337	1,665	45	–	3,047
ADSs
Mr L Culp		3,348	2,769	110	–	6,227
Sir Deryck Maughan		1,248	2,947	47	–	4,242
Dr L Shapiro		2,608	752	66	–	3,426

Former Non-Executive Directors
Shares
Sir Christopher Hogg	a	48,000	–	–	48,000	–
Sir Roger Hurn		11,305	–	309	1,330	10,284
Sir Peter Job	a	17,638	–	–	17,638	–

Dividends are notionally reinvested at the end of the financial year in which payment is made.

The table below sets out the settlement of former Non-Executive Directors’ share arrangements on their leaving the Board:

			Value of awards	Value of awards	Payments
		Date of leaving	on allocation	on leaving	in 2005

Prior years
Sir Christopher Hogg	a,b	31.12.04	£565,857	£586,559	£586,559
Sir Roger Hurn	c	05.06.03			£18,198
Sir Peter Job	a,b	31.12.04	£225,360	£215,538	£215,538

a)	Awards to Sir Christopher Hogg and Sir Peter Job under the Non-Executive Directors’ share arrangements were settled in full, with a transfer of shares in January 2005.

b)	The change in value of awards between allocation and leaving is attributable to dividends re-invested and the change in share price between the dates of award and the dates of leaving.

c)	On leaving the Board, Sir Roger Hurn elected to receive the settlement of his Non-Executive Directors share arrangements in 40 quarterly cash payments.

GSK Annual Report 2005
47

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

Directors’ interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

				Shares			ADSs

		24th February	31st December	1st January	24th February	31st December	1st January
	Footnote	2006	2005	2005	2006	2005	2005

Current Executive Directors
Dr JP Garnier	a	–	–	–	226,538	225,896	204,430
Mr J Heslop	b,d	20,512	18,885	17,547	–	–	–
Dr T Yamada	a	–	–	–	73,626	67,512	60,923
Former Executive Director
Mr J Coombe	c,d,e		198,665	186,652	–	–	–

Current Non-Executive Directors
Mr L Culp	f	–	–	–	6,227	6,227	3,348
Sir Crispin Davis	f	17,925	17,925	12,500	–	–	–
Sir Christopher Gent	f	10,386	10,386	2,921	–	–	–
Sir Deryck Maughan	f	–	–	–	4,242	4,242	1,248
Sir Ian Prosser	f	17,500	17,500	13,430	–	–	–
Dr R Schmitz	f	13,898	13,898	10,771	2,840	2,840	2,840
Dr L Shapiro	f	1,723	1,723	1,676	7,401	7,401	5,958
Mr T de Swaan	f	–	–	–	–	–	–
Sir Robert Wilson	f	4,175	4,175	2,465	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a)	Includes the equivalent number of ADSs purchased in the GlaxoSmithKline Stock Fund within the 401(k) plan.

b)	In the case of Mr Heslop, the opening number of shares is shown at 1st April 2005.

c)	In the case of Mr Coombe, the closing number of shares is shown at 31st March 2005.

d)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Mr Heslop totalling 1,013 shares at 31st December 2005 (1st April 2005 – 829) and 1,054 shares at 24th February 2006, and for Mr Coombe 829 shares at 31st March 2005 (1st January 2005 – 763).

e)	Mr Coombe left the Board on 31st March 2005, therefore his interests in the company on 24th February 2006 are not included in the table above.

f)	Includes shares and ADSs received as part or all of their fees as described under Non-Executive Directors’ share arrangements on page 46. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2005. These are also included in the Directors’ interests above.

The interests of the above-mentioned Directors at 24th February 2006 reflect changes between the end of the financial year and that date.

GSK Annual Report 2005
48

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

Share options

Options – ADSs			Granted

	Footnote	At 31.12.04	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.05

Dr JP Garnier	a	3,844,648	–	–	–	–	79,054	3,765,594
Dr T Yamada		1,223,358	–	–	–	–	74,868	1,148,490

Options – Shares						Granted

		At 31.12.04	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.05

Mr J Heslop	a,b	365,719	27.10.05	01.12.08 – 31.05.09	£11.45	816	1,031	365,504
Mr J Coombe	c	1,434,249	n/a	n/a	n/a	n/a	–	1,434,249

a)	As part of the main option grant that occured on 21st February 2006, with a vesting period of 1st January 2006 to 31st December 2008, Dr Garnier was awarded 500,000 ADS options with a grant price of $51.02. As part of the same grant, Mr Heslop was awarded 231,000 share options with a grant price of £14.68. Dr Yamada did not receive a grant of options due to his impending retirement from GlaxoSmithKline.

b)	Mr Heslop joined the Board on 1st April 2005. These details cover the period from 1st April 2005 to 31st December 2005. The grant included in the table above relates to the Sharesave plan.

c)	Mr Coombe retired on 31st March 2005. These details cover the period from 1st January to 31st March 2005.

For those options outstanding at 31st December 2005, the earliest and latest vesting and lapse dates for those above and below the market price for a GlaxoSmithKline share at the year end are given in the table below. Those for Mr Coombe are on the following page.

					Vesting date		Lapse date

		Weighted average
Dr JP Garnier		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$55.99	2,033,448	23.11.01	28.11.04	22.11.08	27.11.11

		$55.99	2,033,448

Below market price at year end:	vested options	$36.96	812,146	21.11.99	03.12.05	20.11.06	02.12.12
	unvested options	$44.15	920,000	15.12.06	02.12.07	14.12.13	01.12.14

		$40.78	1,732,146

Total ADS options as at 31st December 2005		$49.00	3,765,594

					Vesting date		Lapse date

		Weighted average
Dr T Yamada		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$56.35	660,591	23.11.01	28.11.04	22.11.08	27.11.11

		$56.35	660,591

Below market price at year end:	vested options	$37.04	211,899	21.11.99	03.12.05	20.11.06	02.12.12
	unvested options	$44.15	276,000	15.12.06	02.12.07	14.12.13	01.12.14

		$41.06	487,899

Total ADS options as at 31st December 2005		$49.85	1,148,490

					Vesting date		Lapse date

		Weighted average
Mr J Heslop		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	£18.17	132,838	31.07.01	28.11.04	30.07.08	27.11.11

		£18.17	132,838

Below market price at year end:	vested options	£13.29	115,600	25.02.03	03.12.05	24.02.10	02.12.12
	unvested options	£11.91	117,066	28.10.06	01.12.08	31.05.09	01.12.14

		£12.59	232,666

Total share options as at 31st December 2005		£14.62	365,504

GSK Annual Report 2005
49

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

					Vesting date		Lapse date
		Weighted average
Mr J Coombe (to 31st March 2005)		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at period end:vested options		£16.97	867,218	04.08.02	31.03.11	31.03.07	30.09.11
	unvested options	£12.70	276,000	31.03.08	31.03.08	30.09.08	30.09.08

		£15.94	1,143,218

Below market price at period end:	unvested options	£11.78	291,031	01.12.05	31.03.12	31.05.06	30.09.12

		£11.78	291,031

Total share options as at 31st March 2005		£15.10	1,434,249

The lapse dates for Mr Coombe’s options have been modified to reflect his retirement in 2005.

GSK grants share options to Executive Directors and Senior Managers on an annual basis. An initial grant was made following completion of the merger in March 2001. The measurement period for the options granted in March 2001 commenced on 1st January 2001. The measurement periods for options granted in November 2001 and 2002, and December 2003 and 2004 commenced on 1st January 2002, 2003, 2004 and 2005, respectively. The Directors hold these options under the various share option plans referred to in Note 37 to the financial statements, ‘Employee share schemes’. The measurement period for options granted in February 2006 commenced on 1st January 2006. None of the other Directors had an interest in any option over the company’s shares.

Following the merger, each of the Directors above elected to exchange their outstanding options in the legacy share option plans for options over GSK shares. These Directors, and all other participants in those legacy schemes who made such an election, will receive an additional benefit of a cash sum equal to 10% of the grant price of the original option. This additional benefit will be given when the new option is exercised or lapses.

Prior to 2003, only those share options granted to the then Executive Directors were subject to a performance condition. In order for the options to vest in full, business performance EPS growth, excluding currency and exceptional items, had on average to be at least three percentage points per annum more than the increase in the UK Retail Prices Index over any three-year performance period.

For share options granted in 2003 and 2004 vesting increases on a straight-line basis for EPS performance between the hurdles set out in the following table.

Annualised growth in EPS		Percentage of award vesting

	RPI + 5%	100%
	RPI + 4%	75%
	RPI + 3%	50%
<	RPI + 3%	0%

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

					2005	2004

			Grant	Market
Options exercised	Date	Number	price	price	Gain	Gain

Dr JP Garnier	14.02.05	79,054	$22.07	$47.74	$2,029,561	$6,621,049

Dr T Yamada	06.12.05	16,400	$22.36	$50.52	$461,824	–
	07.12.05	58,468	$22.36	$50.10	$1,622,107	–

Mr J Heslop	23.12.05	1,031	£9.16	£14.66	£5,665	–

At the average exchange rate for the year, the above gain made by Dr Garnier amounted to £1,115,143. An EOI benefit of $174,472 (£95,864) was paid to Dr Garnier on exercise of these options. This benefit has been included in the table on page 45.

At the average rate for the year, the above gain made by Dr Yamada amounted to £1,145,017. An EOI benefit of $167,405 (£91,981) was paid to Dr Yamada on the exercise of these options. This benefit has been included in the table on page 45.

Mr Coombe did not exercise any share options during 2005 or 2004.

The highest and lowest closing prices during the year ended 31st December 2005 for GlaxoSmithKline shares were £15.44 and £11.75, respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year ended 31st December 2005 were $53.53 and $44.48, respectively. The market price for a GlaxoSmithKline share on 31st December 2005 was £14.69 (31st December 2004 – £12.22) and for a GlaxoSmithKline ADS was $50.48 (31st December 2004 – $47.39). The prices on 24th February 2006 were £14.61 per GlaxoSmithKline share and $51.10 per GlaxoSmithKline ADS.

GSK Annual Report 2005
50

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Incentive plans

Performance Share Plan awards
Dr JP Garnier – ADSs			Market	Vested & exercised				Additional
		Vested &	price on					ADS by		Vested &	Number
	Unvested	deferred at	date of		Market			dividends	Unvested	deferred at	granted
Performance period	at 31.12.04	31.12.04	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.05	31.12.05	in 2006

01.01.01 – 31.12.03	–	35,515	–	–	–	–	–	1,160	–	36,675	–
01.01.02 – 31.12.04	70,000	–	$51.95	35,000	$46.67	$1,633,450	35,000	–	–	–	–
01.01.03 – 31.12.05	70,000	–	$37.25	–	–	–	–	–	70,000	–	–
01.01.04 – 31.12.06	205,990	–	$44.57	–	–		–	6,773	212,763	–	–
01.01.05 – 31.12.07	200,000	–	$43.73	–	–		–	4,881	204,881	–	–
01.01.06 – 31.10.08	–	–	£51.02	–	–	–	–	–	–	–	220,000

The value of awards deferred by Dr Garnier at vesting was $1,496,608

Dr T Yamada – ADSs
			Market		Vested & exercised			Additional
		Vested &	price on					ADS by		Vested &	Number
	Unvested	deferred at	date of		Market			dividends	Unvested	deferred at	granted
Performance period	at 31.12.04	31.12.04	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.05	31.12.05	in 2006

01.01.02 – 31.12.04	20,000	–	$51.95	10,000	$46.67	$466,700	10,000	–	–	–
01.01.03 – 31.12.05	20,000	–	$37.25	–	–	–	–	–	20,000	–	–
01.01.04 – 31.12.06	61,797	–	$44.57	–	–	–	–	2,032	63,829	–	–
01.01.05 – 31.12.07	60,000	–	$43.73	–	-	–	–	1,464	61,464	–	–

Mr J Heslop – Shares
			Market		Vested & exercised			Additional
		Vested &	price on					shares by		Vested &	Number
	Unvested	deferred at	date of		Market			dividends	Unvested	deferred at	granted
Performance period	at 1.4.05	31.12.04	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.05	31.12.05	in 2006

01.01.02 – 31.12.04	5,000	–	£18.15	2,500	£12.35	£30,875	2,500	–	–	–	–
01.01.03 – 31.12.05	5,000	–	£11.79	–	–	–	–	–	5,000	–	–
01.01.04 – 31.12.06	5,000	–	£12.70	–	–	–	–	–	5,000	–	–
01.01.05 – 31.12.07	15,500	–	£11.63	–	–	–	–	385	15,885	–	–
01.01.06 – 31.12.08	–	–	£14.68	–	–	–	–	–	–	–	100,000

Mr J Coombe – Shares
			Market		Vested & exercised			Additional
		Vested &	price on					shares by		Vested &	Number
	Unvested	deferred at	date of		Market			dividends	Unvested	deferred at	granted
Performance period	at 31.12.04	31.12.04	grant	Number	price	Gain	Lapsed	reinvested	at 31.3.05	31.12.05	in 2006

01.01.02 – 31.12.04	40,000	–	£18.15	20,000	£12.35	£247,000	20,000	–	–	–	–
01.01.03 – 31.12.05	40,000	–	£11.79	–	–	–	–	–	40,000	–	–
01.01.04 – 31.12.06	123,622	–	£12.70	–	–	–	40,000	1,036	84,658	–	–

On 1st April 2005, the total number of Performance Share Plans (PSP) awards granted to Mr Coombe for the performance period 1st January 2004 to 31st December 2006 was pro-rated to reflect his retirement before the end of the performance period. The PSP awards for the performance period 1st January 2006 to 31st December 2008 were made on 21st February 2006 when the market price was £14.68 per share and $51.02 per ADS. Dr Garnier was awarded 220,000 ADSs, and Mr Heslop 100,000 shares. All are unvested.

At the average exchange rate for the year, the above gains by Dr Garnier and Dr Yamada amounted to £897,500 and £256,429, respectively.

The PSP is a medium-term incentive scheme introduced during 2001. The PSP replaces the LTI Plan and the Mid-Term Incentive Plan operated, respectively, by Glaxo Wellcome and SmithKline Beecham.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three-year measurement period and is dependent on GSK’s performance during that period as described on pages 40 and 41. The share awards were previously granted annually in November or December, but from 2005 they are granted in February of the following year.

The measurement period commences on the 1st January, in the year in which they are granted, ending after three years on 31st December. The three-year measurement period for the awards with a performance period commencing 1st January 2003 ended on 31st December 2005. Based on the performance of GSK during that period, 50% of the award vested in February 2006. For awards with a performance period commencing on 1st January 2005 and subsequent awards, dividends are reinvested on the PSPs awarded to members of the CET. Dividends are reinvested in the quarter in which payment is made. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards.

Prior to the performance period beginning 1st January 2004, awards were in two parts: half can be earned by reference to GSK’s TSR performance compared to the FTSE 100, of which the company is a constituent, and the other half of the award will be earned if the company’s business performance EPS growth, excluding currency and exceptional items, is on average at least three percentage points per year more than the increase in the UK Retail Prices Index over the three-year performance period. For these awards, if GSK is ranked in the top 20 of the FTSE 100 based on TSR performance, then all of the shares in this part of the award will vest. For the 50th position in the FTSE 100, 40% of the shares will vest. If GSK is ranked below the 50th position, none of the shares subject to this part of the award will vest. Between the 20th and 50th positions, vesting will occur on a sliding scale.

GSK Annual Report 2005
51

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

The following vesting table applies to the awards with performance periods from 1st January 2004 to 31st December 2006 and 1st January 2005 to 31st December 2007. It also applies to the awards made on 21st February 2006.

TSR rank with 14 companies & GlaxoSmithKline*	Percentage of award vesting**

1	100%
2	100%
3	90%
4	80%
5	70%
6	60%
7	50%
Median	35%
Below median	0%

*	The performance comparator group for these awards comprised 14 other companies and GlaxoSmithKline. Both Aventis and Sanofi-Synthelabo were in the comparator group prior to their merger to form Sanofi-Aventis. For the purposes of calculating TSR over the performance period for the awards granted in December 2003, the starting price of the shares of the two individual companies will be compared to the price of the merged company at the end of the performance period, adjusted by the merger ratio. Dividends will be treated as having been reinvested during the performance period.

**	TSR is measured on a pro rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

	Vested and	Additional ADS	Vested and
	deferred	by dividends	deferred
	participations	reinvested	participations
Mid-Term Incentive Plan – ADSs	at 31.12.04	in 2005	at 31.12.05

Dr JP Garnier	163,138	5,326	168,464

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted.

Where a final award of ADSs is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts vested in 1999, 2000, 2001, 2002 and 2003. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 48 since they are retained in the MTIP until paid out.

						Average
Stock Appreciation Rights (SARs) – ADSs				At 31.12.04	At 31.12.05	grant price

Dr L Shapiro				1,487	872	$57.25

					2005	2004

Options exercised	Date	Number	Grant price	Market price	Gain	Gain

Dr L Shapiro	21.12.05	615	$40.54	$50.91	$6,380	–

All SARs held by Dr Shapiro had a grant price above the market price of a GlaxoSmithKline ADS at 31st December 2005.

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

GSK Annual Report 2005
52

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Pensions

The accrued annual pension benefits and transfer values for Executive Directors on retirement are set out below.

The regulations require disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year, and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in accrued benefit net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

				Personal				Change in
			Change in	contributions				accrued	Transfer value
	Accrued	Accrued	accrued	made to the	Transfer	Transfer	Change	benefit over	of change
	benefit at	benefit at	benefit	scheme during	value at	value	in transfer	year net	in accrued
	31.12.04 (b)	31.12.05	over year	the year	31.12.04 (a)	at 31.12.05	value (b)	of inflation	benefit (b)
	000	000	000	000	000	000	000	000	000

Current Executive Directors
Dr JP Garnier	$1,040	$1,093	$53	–	$11,638	$13,240	$1,602	$17	$1,602
Mr J Heslop	£44	£75	£31	£9	£642	£1,260	£609	£30	£523
Dr T Yamada	$140	$168	$28	–	$1,526	$1,985	$459	$24	$459
Former Executive Directors
Mr J Coombe	£345	£337	£(8)	–	£7,666	£7,955	£289	£(19)	£(351)

a)	Dr Yamada’s transfer value at 31st December 2004 has increased by $262,469 from that previously disclosed as the result of an adjustment to his employment contract in 2004. Dr Yamada’s accrued benefit at 31st December 2004 has decreased by $25,066 reflecting an adjustment to his retirement age.
b)	The change in transfer value and the transfer value of change in accrued benefit are shown net of contributions made by the individual.

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

The normal retirement age under this plan is 65 years of age. Dr Garnier’s pension arrangements have been brought into line with the terms of his service agreement and the assumed retirement age reduced to 60. Similarly Dr Yamada’s assumed retirement age had been reduced to 62.

The transfer value, or cash sum, of Dr Garnier’s plan has increased by $1,602,236 over the year as a result of phased transfers from a previous scheme, the further accumulation of interest and contributions paid by the company.

The transfer value, or cash sum, of Dr Yamada’s plan has increased by $458,737 over the year as a result of the further accumulation of interest and contributions paid by the company.

Dr Garnier and Dr Yamada are also members of the US Retirement Savings Plan, a savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to restore US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds are paid at retirement. During 2005 contributions of £84,710 ($154,172) were paid into these two schemes by the company in respect of Dr Garnier, of which £2,308 ($4,200) was invested in GSK shares in a stock ownership account. In respect of Dr Yamada, contributions of £40,483 ($73,679) were paid into the scheme of which £2,308 ($4,200) was invested in GSK shares in a stock ownership account. The shares held in these accounts are included within the Director’s interests tables on page 48.

Mr Heslop’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Mr Heslop’s annual accrued benefit has increased by £31,329 (£29,900 excluding the effects of inflation), and the transfer value less personal contributions has increased by £608,999 over the year. The increase in Mr Heslop’s pensionable salary of £127,380 is the primary reason for the increase in transfer value.

Mr Coombe’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Mr Coombe’s transfer value increased by £289,211 but his accrued benefit fell by £8,201. This decline is due to Mr Coombe opting to receive a lumpsum on retirement.

Mr Coombe waived his 2005 bonus of £106,870. The company made a contribution to the pension plan in 2005 of £1,141,164 to enhance his pension benefits, being his 2005 bonus, his special deferred bonus of £383,924 and his 2004 bonus of £650,370.

GSK Annual Report 2005
53

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Directors and Senior Management

For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group (‘the group’). For the purposes of this disclosure, the group is defined as the Directors, members of the CET and the Company Secretary. In respect of the financial year 2005, the total compensation paid to members of the group for the periods during which they served in that capacity was £17,538,674, the aggregate increase in accrued pension benefits, net of inflation, was £78,814 and the aggregate payment to defined contribution schemes was £374,156. During 2005, members of the group were granted 4,080 options under the Sharesave scheme and were awarded 14,542 shares and 31,290 ADSs through reinvestment of dividends in the Performance Share Plan. At 24th February 2006, the then-current members of the group (comprising 24 persons) owned 495,389 shares and 474,221 ADSs, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 5,372,577 shares and 8,145,814 ADSs; 910,359 shares and 1,557,146 ADSs awarded under the Performance Share Plan, including those shares and ADSs that are vested and deferred; 8,103 shares and 232,732 ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan, including those shares and ADSs that are vested and deferred; 872 ADSs awarded under the legacy SmithKline Beecham Stock Appreciation Rights and 6,320 shares awarded under the Restricted Share Plan. These holdings were issued under the various executive share option plans described in Note 37 to the financial statements, ‘Employee share schemes’.

Directors’ interests in contracts

Except as described in Note 33 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company.

The Directors’ Remuneration Report has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
1st March 2006

GSK Annual Report 2005
54

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

The Operating and financial review and prospects discusses the operating and financial performance, the financial outlook and the financial resources of the Group. The results for each year, which have been prepared under IFRS, as adopted for use in the European Union, are compared primarily with the results for the preceding year under the following headings:

Financial trends and ratios	56

2005 Year – results for the year to 31st December 2005
compared to the year to 31st December 2004	57

Financial position and resources – at 31st December 2005	66

Outlook and Risk factors	71

2004 Year – results for the year to 31st December 2004
compared to the year to 31st December 2003	75

The reconciliation to US accounting principles is set out in Note 38 to the financial statements.

Accounting presentation
With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as required by a European Union Regulation issued in 2002. This report is prepared under IFRS, as adopted for use in the European Union. All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and 2003 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK are given in Note 38 to the financial statements, IFRS transition. Information prepared under IFRS is not directly comparable with that prepared under UK GAAP.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

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

Annual Report on Form 20-F
For the purpose of US reporting requirements applicable to first-time adopters of IFRS, GSK hereby incorporates by reference from its Annual Report on Form 20-F for 2004, the Five year record of selected financial information on pages 160 to 162 thereof, the discussion of the 2004 Year on pages 61 to 70 in the Operating and financial review and prospects section thereof and the Financial statements and supporting notes on pages 87 to 152 thereof.

GSK Annual Report 2005
55

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial trends and ratios

	2005		Growth		2004		Growth		2003

	£m		CER%	£%	£m		CER%	£%	£m

Turnover – Pharmaceuticals	18,661		8	9	17,100		1	(6)	18,114
Turnover – Consumer Healthcare	2,999		2	4	2,886		3	(2)	2,956

Total	21,660		7	8	19,986		1	(5)	21,070

Cost of sales	(4,764)		8	9	(4,360)		–	(5)	(4,577)
Selling, general and administration	(7,250)		–	1	(7,201)		(5)	(9)	(7,888)
Research and development	(3,136)		8	8	(2,904)		8	1	(2,865)
Other operating income	364				235				310

Operating profit	6,874		16	19	5,756		6	(5)	6,050

Profit before taxation	6,732		13	16	5,779		9	(3)	5,954
Profit after taxation for the year	4,816		17	20	4,022		4	(7)	4,308

Profit attributable to minority interests	127				114				107
Profit attributable to shareholders	4,689				3,908				4,201

Earnings per share (pence)	82.6	p	18	21	68.1	p	6	(6)	72.3	p
Diluted earnings per share (pence)	82.0	p			68.0	p			72.1	p

Research and development

Pharmaceuticals	3,030				2,797				2,770
Consumer Healthcare	106				107				95

Total	3,136				2,904				2,865

Net finance cost cover

Net finance costs	194				186				153
Cover	36 times				32 times				40 times

Net finance cost cover is profit before tax plus net finance costs, divided by net finance costs.

Tax rate	28.5%				30.4%				27.7%

Borrowings

Net debt	1,237				1,984				1,648
Gearing	16%				33%				29%

The gearing ratio is calculated as net debt as a percentage of total equity.

Exchange rates
The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. Its results are reported in sterling and are affected by movements in exchange rates between sterling and other currencies.

Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiary and associated undertakings and joint ventures into sterling. Period end rates are used to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

GSK Annual Report 2005
56

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year

World economy

GDP growth picked up in the first part of the year, but the impact of higher oil prices later in the year saw leading indicators turn downward and business confidence weaken in most major countries. Manufacturing and trade strengthened during the year after an initial dip. Modest global expansion continued to be led by the USA and China, where momentum was maintained in contrast to most other regions excluding Japan and India. However, US GDP growth slowed in the fourth quarter of 2005 to an annual rate of 3.5% compared with 4.2% in 2004, reflecting a slow down in consumer spending and in federal government spending. During 2005, US interest rates increased through a series of rises from 2.25% to 4.25%. There are mixed views on the outlook for the US economy in 2006.

GDP growth in China again exceeded expectations at 9.9% and was also robust in India, where continued expansion in services such as information technology remained strong. Global trade arrangements, including those with China, were again in the spotlight. There were agreements between the EU and China and between the USA and China on textile imports in 2005, but the World Trade Organisation ministerial talks in Hong Kong at the end of the year made only modest progress towards agreement on the reduction of trade barriers.

The Japanese economy expanded strongly, particularly in the fourth quarter, driven by a recovery in domestic demand, underpinned by a strengthening labour market which saw full-time employment expand for the first time in seven years. Both business confidence and exports grew during the year. Part of this confidence stemmed from the continued reforms in the banking sector. GDP growth for the year was 5.5%, with a similar rise forecast for 2006, and the Nikkei share index rose to a four-year high on the strength of better-than-expected GDP data.

Oil prices and higher commodity prices slowed growth in the 12 Eurozone nations and economic forecasts for the zone were downgraded during the year. With increased concerns about rising inflation, the European Central Bank raised interest rates by 0.25% to 2.25%, the first change in rates since June 2003. Weak domestic demand and the Euro’s lack of resilience to external events were features of the Eurozone in 2005. In the UK, GDP growth of 1.8% was recorded, with a rate of around 2% predicted for 2006. The Bank of England cut interest rates in the middle of the year to 4.5% on the grounds that economic growth was subdued, but predicted growth would pick up in 2006, reflecting a recovery in domestic demand and foreign trade.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

In 2005, the dollar strengthened by over 10% against the pound, rising to $1.72 at the year-end following two years of weakness. Both the Euro and Japanese Yen year-end rates weakened against the pound by just over 3%.

World market – pharmaceuticals

Global pharmaceutical sales increased by 7% in 2005 to £302 billion.

World market by geographic region	Value £ bn	% of total	Growth £ %

USA	132.0	44	3
Europe	86.8	29	8
Germany	16.4	5	8
France	15.9	5	9
UK	10.5	3	–
Italy	9.9	3	3
Japan	32.5	11	4
Asia Pacific	20.5	7	13
Latin America	13.7	4	15
Middle East, Africa	9.8	3	17
Canada	7.0	2	14

Total	302.3	100	6

Growth in the US market has slowed to 3% but it still represents 44% of the global prescription pharmaceutical market compared with 30% a decade ago.

At 30th September 2005, GSK held second position in the world pharmaceutical market with a market share of 6.3%, behind Pfizer with a market share of 8.9%. GSK had eight of the world’s top 60 pharmaceutical products. These were Avandia, Flixonase, Imigran/Imitrex, Lamictal, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

			Growth
World market –	Value	% of
top five therapeutic classes	£bn	total	CER%	£%

Cardiovascular	50.7	17	7	6
Central nervous system	49.7	16	6	4
Alimentary tract and metabolic	36.6	12	6	5
Anti-infectives (bacterial, viral and fungal) excluding vaccines	32.2	11	7	5
Respiratory	20.7	7	8	7

(Note: data based on 12 months to 30th September 2005.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 59 and by geographic region on page 60.

Total pharmaceutical turnover in 2005 was £18,661 million compared with £17,100 million in 2004, an increase of 8% CER. In sterling terms turnover increased 9%, principally due to the strength of the Euro and other International currencies. Within the Group’s portfolio, turnover of new products first launched in a major market within the last five years accounted for 24% of total turnover and grew by 30% to £4,446 million. Turnover of the more established, franchise products amounted to £10,965 million, representing 59% of total turnover, and increased 4% compared with last year. Turnover of older products, now less actively promoted, was £3,250 million, a decline of 1%, representing 17% of total turnover.

GSK Annual Report 2005
57

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

Pharmaceutical turnover by therapeutic area

GSK’s ability to continue to deliver pharmaceutical turnover growth, is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products. Sales of GSK’s largest product, Seretide/Advair, were up 22% to £3.0 billion and continued to gain market share across all regions. Market share by value in the anti-asthma and COPD therapy class was 27% in Europe and 33% in the USA, an increase of 2 percentage points in both cases compared with 2004. Sales of diabetes treatments were also strong, with Avandia/Avandamet up 18% to £1.3 billion. GSK launched Avandia for the treatment of type 2 diabetes in 1999 and a combination product, Avandamet, for blood sugar control in 2002. The product group was expanded further in February 2006 with the launch in the USA of a fixed-dose combination treatment, Avandaryl, which combines Avandia with a sulfonylurea. EU approval is expected in Q2 2006. In 2005, Avandia/Avandamet achieved a market share by value in oral anti-diabetics of 14% in Europe and 35% in the USA, up 3 and 6 percentage points, respectively.

Other fast growing products were Lamictal for epilepsy/bipolar disorder, up 24% (£0.8 billion), Valtrex for herpes, up 21% (£0.7 billion), Coreg for heart disease, up 32% (£0.6 billion) and vaccines, up 15% (£1.4 billion).

In addition, in 2005 there has been a rapid uptake of a number of high potential products such as Requip, for restless legs syndrome (sales up 34% to £156 million), Avodart for benign prostatic hyperplasia (sales doubled to £129 million) and Boniva/Bonviva for the treatment of osteoporosis, which was launched in 2005 and captured a 10% share of new prescriptions for oral bisphosphonates in the US market.

Respiratory
GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £4.0 billion, up 15%. Seretide/Advair sales rose 26% to £1.7 billion in the USA. Sales were also strong in both European and International markets, which were up 16% to £1 billion and £0.3 billion, respectively.

Central nervous system (CNS)

CNS sales declined 8% to £3.2 billion. Sales declined in the USA and Europe, with a small gain in International. Total Paxil sales fell 42% to £615 million, due to generic competition and the interruption in supply to Paxil CR during the year. See ‘Product supply’ on page 61. Partially mitigating this decline was the strong performance of Paxil in Japan, up 17% to £197 million.

Total Wellbutrin turnover fell 2% to £739 million. Wellbutrin IR and SR sales fell 68% to £92 million due to generic competition, but this was largely offset by the very strong performance of Wellbutrin XL (up 38% to £647 million).

The strong growth of GSK’s epilepsy and bi-polar disorder treatment Lamictal continued, with sales up 24% to £849 million, driven by the indication for the maintenance treatment of bi-polar disorder.

Requip sales rose 34% to £156 million. By Q1 2006, weekly new prescriptions for the product have quadrupled in the USA since it was launched for restless legs syndrome (RLS) in Q2 2005. In the EU, final approval of Requip (Adartrel) for RLS is expected during Q1 2006.

Anti-virals
Global HIV product sales grew 5% to £1.6 billion, with sales from new products Epzicom/Kivexa and Lexiva (together more than doubling to £226 million) offsetting the performance of Trizivir (down 6% to £303 million) and Epivir (down 12% to £261 million). Sales of the herpes treatment Valtrex grew 21% to £695 million. Performance is being driven by the USA (up 26% to £470 million) where the product is the clear market leader in treatments for genital herpes.

Anti-bacterials
Anti-bacterial sales declined 3% worldwide. In the USA the decline was 27% reflecting increased generic competition.

Metabolic
The diabetes treatments Avandia/Avandamet continued to perform very strongly, with overall sales of £1.3 billion, up 18%. In the USA, sales grew 14% to £977 million. Avandia/Avandamet are also establishing strong positions in Europe, with sales rising 52% to £157 million, helped by the launch of Avandamet. Sales in International markets rose 13% to £195 million. Two major outcome studies involving Avandia are due to report by the end of 2006. ADOPT investigates first line use of Avandia in type 2 diabetes and DREAM the earlier use of Avandia to delay or prevent disease progression.

Boniva/Bonviva, a new once-monthly oral bisphosphonate for the treatment of osteoporosis, which was developed with Roche, had a strong launch in the USA and in February 2006 had a 10% share of new prescriptions for oral bisphosphonates. Boniva injection, the first-ever quarterly treatment for osteoporosis, was approved in the USA in January 2006 and received a positive opinion from the CHMP in Europe on 27th January 2006.

Vaccines
The vaccines business performed well, with total sales rising 15% to £1.4 billion, led by Infanrix. Vaccine sales were particularly strong in the USA, where turnover rose 26% to £338 million, helped by the launch of two new products, Fluarix and Boostrix.

In July, GSK acquired Corixa Corporation for £150 million and in December, completed the acquisition of ID Biomedical Corporation for £0.9 billion. Approval of IDB’s Fluviral flu vaccine is expected in time for the 2006/07 flu season.

Also in December, GSK submitted a “mock-up” dossier to the EMEA for accelerated approval of a potential pandemic influenza vaccine. GSK expects to begin clinical trials in the coming weeks on its H5N1 prototype pandemic vaccine using two different adjuvants: “alum” and a newly developed adjuvant. The Group is in discussions with governments around the world on plans to “prime” populations and stockpile the vaccine. GSK expects to complete its filing in Europe in 2006.

GSK Annual Report 2005
58

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

Pharmaceutical turnover by therapeutic area 2005

					Total			USA			Europe		International

					Growth			Growth		Growth			Growth
Therapeutic area/	% of	2005	2004			2005			2005			2005
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	27	5,054	4,394	14	15	2,580	17	18	1,660	8	9	814	13	17
Seretide/Advair		3,003	2,441	22	23	1,687	26	27	1,033	16	17	283	16	24
Flixotide/Flovent		638	618	2	3	262	4	4	188	(3)	(1)	188	3	6
Serevent		330	349	(7)	(5)	104	(20)	(19)	160	(3)	(1)	66	12	14
Flixonase/Flonase		656	578	13	13	506	12	12	60	(1)	2	90	27	30

Central Nervous System	17	3,219	3,462	(8)	(7)	2,051	(10)	(10)	704	(7)	(6)	464	2	5
Seroxat/Paxil		615	1,063	(42)	(42)	133	(75)	(74)	187	(26)	(25)	295	–	1
Paxil IR		488	667	(27)	(27)	18	(87)	(87)	187	(26)	(25)	283	(1)	(1)
Paxil CR		127	396	(68)	(68)	115	(70)	(70)	–	–	–	12	40	50
Wellbutrin		739	751	(2)	(2)	723	(2)	(2)	2	42	100	14	(14)	(7)
Wellbutrin IR, SR		92	284	(68)	(68)	80	(70)	(70)	2	42	100	10	(35)	(23)
Wellbutrin XL		647	467	38	39	643	37	38	–	–	–	4	>100	100
Imigran/Imitrex		697	682	1	2	504	2	2	144	1	1	49	(2)	2
Lamictal		849	677	24	25	568	36	37	226	3	4	55	15	22
Requip		156	116	34	34	80	50	51	68	21	21	8	22	14

Anti-virals	14	2,598	2,359	9	10	1,285	10	10	773	6	7	540	12	15
HIV		1,554	1,462	5	6	766	2	3	607	8	9	181	12	15
Combivir		583	570	1	2	283	1	1	227	–	1	73	8	12
Trizivir		303	322	(6)	(6)	166	(7)	(6)	123	(5)	(5)	14	(8)	(7)
Epivir		261	294	(12)	(11)	93	(33)	(33)	122	4	6	46	12	15
Ziagen		136	155	(14)	(12)	55	(26)	(25)	54	(8)	(10)	27	11	23
Retrovir		41	43	(6)	(5)	14	(17)	(18)	16	(6)	–	11	12	10
Agenerase, Lexiva		112	63	77	78	70	50	52	36	>100	>100	6	46	20
Epzicom/Kivexa		118	1	>100	>100	85	–	–	29	>100	>100	4	>100	>100
Herpes		826	718	14	15	476	24	25	139	–	1	211	4	6
Valtrex		695	571	21	22	470	26	27	98	9	9	127	12	13
Zovirax		131	147	(11)	(11)	6	(32)	(45)	41	(16)	(15)	84	(6)	(5)
Zeffix		145	130	9	12	12	11	9	21	(8)	(5)	112	13	15

Anti-bacterials	8	1,519	1,547	(3)	(2)	261	(27)	(27)	718	3	4	540	5	7
Augmentin		666	708	(7)	(6)	139	(38)	(38)	316	5	6	211	11	13
Augmentin IR		552	533	2	4	40	(34)	(32)	305	3	4	207	11	14
Augmentin ES, XR		114	175	(35)	(35)	99	(40)	(40)	11	97	83	4	(19)	(20)
Zinnat/Ceftin		197	205	(6)	(4)	10	2	11	112	(9)	(7)	75	(4)	(1)

Metabolic	8	1,495	1,251	18	20	995	16	17	190	39	43	310	12	17
Avandia		1,154	892	27	29	864	31	32	112	20	23	178	15	22
Avandamet		175	222	(22)	(21)	113	(43)	(43)	45	>100	>100	17	2	13
Bonviva/Boniva		18	–	>100	>100	17	–	–	1	>100	>100	–	–	–

Vaccines	8	1,389	1,194	15	16	338	26	26	592	12	14	459	10	13
Hepatitis		444	405	8	10	137	1	2	224	11	12	83	13	17
Infanrix, Pediarix		431	356	19	21	145	13	12	202	24	25	84	20	27

Oncology and emesis	5	1,016	934	8	9	761	12	12	164	(4)	(4)	91	1	7
Zofran		837	763	9	10	639	12	13	124	(5)	(5)	74	3	9
Hycamtin		99	99	(1)	–	66	2	3	27	(6)	(7)	6	(6)	–

Cardiovascular and	7
urogenital		1,331	932	41	43	766	36	36	415	57	59	150	32	39
Coreg		573	432	32	33	568	33	34	–	–	–	5	(30)	(29)
Levitra		40	49	(19)	(18)	35	79	75	4	(78)	(81)	1	(94)	(88)
Avodart		129	64	100	>100	65	90	91	55	>100	>100	9	>100	>100
Arixtra		24	6	>100	>100	15	>100	>100	8	>100	>100	1	>100	>100
Fraxiparine		211	56	>100	>100	–	–	–	179	>100	>100	32	>100	>100
Vesicare		13	–	–	–	13	–	–	–	–	–	–	–	–

Other	6	1,040	1,027	–	1	69	(22)	(22)	321	(2)	(1)	650	3	6
Zantac		244	273	(12)	(11)	58	(19)	(17)	64	(15)	(11)	122	(6)	(7)

	100	18,661	17,100	8	9	9,106	8	8	5,537	8	9	4,018	9	12

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 166 to 171.

GSK Annual Report 2005
59

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

Oncology and emesis
Sales of Zofran grew 9% to £837 million, driven by the US market, up 12% to £639 million.

Cardiovascular and urogenital
Sales of Coreg for heart disease grew 32% to £573 million.

Avodart for benign prostatic hyperplasia (enlarged prostate) had a very strong year, with sales doubling to £129 million. By January 2006 the product accounted for 42% of new prescriptions in the US 5-Alpha Reductase Inhibitor market.

Other therapeutic areas
Sales of Zantac fell 12% to £244 million, with declines in all regions.

Regional analysis

Pharmaceutical turnover by geographic region in 2005 on an invoiced basis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

Region/	% of	2005	2004	Growth*

major markets	total	£m	£m	CER%	£%

USA	49	9,106	8,425	8	8

Europe	30	5,537	5,084	8	9
France		1,007	982	2	3
UK		766	735	4	4
Italy		666	611	8	9
Germany		555	482	14	15
Spain		590	560	5	5
Poland		208	148	24	41
Other Europe		1,745	1,566	10	11

International	21	4,018	3,591	9	12
Asia Pacific		1,324	1,161	10	14
Japan		854	769	13	11
Middle East, Africa		746	669	9	12
Latin America		651	581	7	12
Canada		443	411	–	8

	100	18,661	17,100	8	9

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Individual governments determine the pricing of medicines in most countries within Europe, which can result in wide price variations for the same product. Parallel trade occurs when third parties exploit this price differential by purchasing products in markets where low prices are enforced and selling them to governments and other purchasers in those markets where higher prices have been agreed. This parallel trade is permitted under the single market rules in the European Union. GSK does not derive any benefit from the profit on resale at the higher price.

As a result, management believes that within the European region, turnover by market, on an invoiced basis as presented above, does not properly represent the consumption of the products within each market. GSK employees based in each market are instrumental in the promotion of the Group’s products within their market, thereby creating a product sale and final consumption in that market. The following table gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis.

Pharmaceutical turnover for Europe region in 2005 on a turnover created basis

			2005			2004

Region/	Invoiced	Adjustment	Created	Invoiced	Adjustment	Created
major markets	£m	£m	£m	£m	£m	£m

Europe	5,537	–	5,537	5,084	–	5,084
France	1,007	(47)	960	982	(32)	950
UK	766	92	858	735	95	830
Italy	666	(14)	652	611	(23)	588
Germany	555	57	612	482	54	536
Spain	590	(15)	575	560	(15)	545
Poland	208	–	208	148	–	148
Other Europe	1,745	(73)	1,672	1,566	(79)	1,487

These adjustments are GSK’s estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Management believes that this turnover created basis of reporting turnover by market provides a better reflection of the performance of the businesses in each market within Europe.

The total turnover for the Europe region is unaffected by this restatement.

Parallel trade occurs occasionally elsewhere in the world, but it is not sufficiently material to affect significantly the turnover data by market presented on an invoiced basis.

Pharmaceutical turnover by geographic region in 2005 on a turnover created basis
Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GSK.

					Growth*
Region/	% of	2005	2004
major markets	total	£m	£m	CER%	£%

USA	49	9,106	8,425	8	8

Europe	30	5,537	5,084	8	9
France		960	950	—	1
UK		858	830	3	3
Italy		652	588	10	11
Germany		612	536	13	14
Spain		575	545	5	6
Poland		208	148	24	41
Other Europe		1,672	1,487	11	12

International	21	4,018	3,591	9	12
Asia Pacific		1,324	1,161	10	14
Japan		854	769	13	11
Middle East, Africa		746	669	9	12
Latin America		651	581	7	12
Canada		443	411	–	8

	100	18,661	17,100	8	9

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 166 to 171.

GSK Annual Report 2005
60

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

USA
The USA reported an 8% turnover growth in the year despite the impact of generic competition to Paxil IR and Wellbutrin IR/SR. Excluding sales of these products, turnover grew 12%. The US business represented 49% of total pharmaceutical turnover in 2005.

Advair maintained its strong growth with sales of £1,687 million, up 26%. However, this adversely affected sales of its constituent products, Flovent and Serevent, which collectively declined. Flonase, indicated for the treatment of perennial rhinitis, grew by 12%.

Sales of Wellbutrin products fell 2% to £723 million. Wellbutrin IR/SR sales fell 70% to £80 million as a result of generic competition. The impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £643 million, up 37%.

Total sales of Paxil were down 75% to £133 million as a result of generic competition to Paxil IR, sales of which declined 87% to £18 million. Paxil CR generated sales of £115 million, down 70% due to supply issues at the Cidra plant in Puerto Rico.

Sales in the anti-virals therapeutic area grew 10% with HIV products up 2%. Valtrex, for herpes, grew 26% driven by patients switching to suppression therapy.

Sales of Avandia/Avandamet increased by 14%. Anti-bacterial sales declined 27% as a result of generic competition that began in the third quarter of 2002. Coreg sales increased 33% to £568 million as it continued to benefit from its wide range of indications.

Vaccines grew 26% reflecting the good performance of Pediarix and the launches in 2005 of Boostrix and Fluarix.

Europe
The discussion of individual market performance in the Europe region is on a turnover created basis.

The Europe region contributed 30% of pharmaceutical turnover and grew 8%, which reflected strong growth in a number of countries and the full year impact of the acquisitions of Fraxiparine and Arixtra, which were acquired in Q3 2004. Excluding Fraxiparine and Arixtra, growth was 5%. Markets which recorded strong growth included Germany, Italy, Poland, Central Europe and Southern and Eastern Europe. Government healthcare reforms, including pricing and reimbursement restrictions, together with generic competition, adversely affected turnover in France, the UK and Spain.

Major growth drivers were Seretide, GSK’s largest selling product in Europe, with growth of 16%, the Avandia/Avandamet franchise, which grew 52%, HIV up 8% and the vaccines franchise, up 12%.

Sales of the herpes franchise were flat compared with 2004 mainly as a result of generic competition for Zovirax offset by patients switching to the newer product, Valtrex.

Seroxat sales were down 26%, reflecting generic competition in the majority of markets in the region.

Anti-bacterial sales increased 3%, due to a stronger than normal flu season in a number of Southern European markets.

International
The International region reported year on year turnover growth of 9%. Strong growth in Japan, up 13%, China/Hong Kong, up 11% and Asia Pacific, up 10%, was partly offset by broadly flat sales in Canada and Australia. The Canadian sales performance reflected generic competition for Paxil whilst the Australian business was negatively impacted by Government pricing reforms.

The strong performance in Japan was driven by the sales of Paxil, up 17%, Serevent, up 29% and Anti-virals, up 10%, partially offset by declines in Zantac, Zovirax and Tagamet.

Across all markets in International, the key products driving growth were Seretide, which grew 16% to record sales of £283 million, Avandia/Avandamet, which grew 13% to £195 million and the vaccines franchise, which recorded growth of 10% and achieved sales of £459 million.

Product supply
Following FDA inspections in October 2003 and November 2004, which identified possible deficiencies in manufacturing practices at the Group’s facility at Cidra in Puerto Rico, the FDA halted distribution of supplies of Paxil CR and Avandamet in March 2005. This site is engaged in tableting and packaging for a range of GSK products, primarily for the US market including Paxil, Paxil CR, Coreg, Avandia and Avandamet. In April 2005, the Group reached agreement with the FDA on a Consent Decree, which provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice requirements. The Decree also allows for potential future penalties, up to a maximum of $10 million a year, if GSK fails to meet its terms.

In June 2005, the Group began re-supplying the US and other markets with both Paxil CR and Avandamet. The sales of these products were significantly impacted in 2005 by this interruption in supply. The impact on Avandamet was mitigated by the switching of patients to Avandia. In 2005, the Group also established a provision for the external costs required to rectify the manufacturing issues at the plant. For further details see Risk factors on pages 71 to 74 and Note 41 to the financial statements, ‘Legal proceedings’.

Consumer Healthcare sales
			Growth
	2005	2004
	£m	£m	CER%	£%

OTC medicines	1,437	1,400	1	3
Analgesics	362	333	6	9
Dermatological	161	180	(12)	(11)
Gastro-intestinal	249	241	1	3
Respiratory tract	154	145	5	6
Smoking control	336	327	2	3
Natural wellness support	133	136	(4)	(2)

Oral care	943	913	2	3
Nutritional healthcare	619	573	7	8

	2,999	2,886	2	4

The growth in Consumer Healthcare sales of 2% to £3.0 billion comprised an OTC medicines sales increase of 1%, a Nutritional healthcare sales increase of 7% and an Oral care sales increase of 2%.

GSK Annual Report 2005
61

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

OTC medicines
Over-the-counter medicine sales were £1,437 million, up 1%. Growth from analgesics, up 6%, and respiratory tract, up 5%, helped offset the loss of sales from the dermatological products divested in 2004. Panadol growth of 12% in International markets was the key driver of the growth in analgesics.

On 23rd January 2006, an FDA Advisory Committee recommended that Alli (orlistat) be approved for over-the-counter use in the USA to promote weight loss in overweight adults, when used along with a reduced calorie, low-fat diet. If approved, Alli will be the only FDA-approved weight-loss drug available over-the-counter.

Oral care
Oral care sales grew 2% to £943 million. Sales of Sensodyne and the denture care brands (Polident, Poligrip and Corega) grew by 12% and 6%, respectively, helping to offset lower sales of other toothpaste products.

Nutritional healthcare
Nutritional healthcare product sales grew 7% to £619 million. Lucozade, up 11%, continued to grow strongly in Europe.

Operating profit
The analysis below of operating profit and subsequent discussion compares the 2005 results with 2004 results.

	2005		2004		Growth

	£m	%	£m	%	CER%	£%

Turnover	21,660	100.0	19,986	100.0	7	8

Cost of sales	(4,764)	(22.0)	(4,360)	(21.8)	8	9
Selling, general and administration	(7,250)	(33.5)	(7,201)	(36.0)	–	1
Research and development	(3,136)	(14.5)	(2,904)	(14.5)	8	8
Other operating income	364	1.7	235	1.1

Operating profit	6,874	31.7	5,756	28.8	16	19

Cost of sales
Cost of sales as a percentage of turnover increased 0.2 percentage points. At constant exchange rates, the increase was also 0.2 percentage points, reflecting higher costs related to the ongoing rectification of manufacturing issues at the Cidra site in Puerto Rico, which were only partly offset by operating efficiencies compared with the previous year.

Selling, general and administration
Selling, general and administration (SG&A) as a percentage of turnover decreased 2.5 percentage points. At constant exchange rates, the decrease was 2.2 percentage points, reflecting flat expenditure compared with the prior year on a turnover increase of 7%. SG&A costs were in line with 2004 overall, with higher advertising, promotion and selling expense being offset by lower general and administration expenditure. Advertising, promotion and selling expenses increased 3% and accounted for a 2% increase in total SG&A. General and administration costs declined 4% and accounted for a 2% reduction in total SG&A.

This was due to lower charges related to legal matters, equal to a 2% reduction in total SG&A, and lower share-based payment charges, equal to a 1% decrease in total SG&A, partly offset by higher costs related to programmes to deliver future cost savings equal to a 1% increase in total SG&A.

Research and development
R&D expenditure as a percentage of turnover was 14.5%, in line with 2004, and increased 8% compared with the previous year, partly as a result of some write-offs of intangible assets. Excluding these write-offs, R&D expenditure grew slightly below turnover growth. Pharmaceuticals R&D expenditure represented 16.2% of pharmaceutical turnover.

Other operating income
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £364 million in 2005 compared with £235 million in 2004. The increased income in 2005 is predominantly due to increased product and asset disposal gains compared with 2004, and a favourable fair value movement of £19 million in the Quest collar and the Theravance options.

Operating profit
Overall, the operating profit margin increased 2.9 percentage points as operating profit of £6,874 million increased 19% in sterling terms. At constant exchange rates operating profit increased 16% and the margin increased 2.5 percentage points, reflecting the lower charges relating to legal matters and share-based payments, higher product and asset disposals and increases in advertising, promotion and selling that were below the rate of turnover growth. Partially offsetting these items were higher costs related to programmes to deliver future cost savings and increased R&D expenditure.

Profit before taxation

The discussion below compares the 2005 results with the 2004 results. Gains from asset disposals, including associates, were £290 million (2004 – £295 million), costs for legal matters were £430 million (2004 – £595 million) and charges relating to cost-saving programmes were £141 million (2004 – £104 million). Share-based payments in 2005 were £236 million (2004 – £333 million).

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc..

Disposal of interest in associates
There were no disposals of interests in associates in 2005. During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million. A profit of £150 million was recognised. The Group’s shareholding in Quest as at 31st December 2005 was 18.4%.

GSK Annual Report 2005
62

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

Net finance costs

	2005	2004
Finance income	£m	£m

Interest income	276	173
Unwinding of discount on assets	–	3
Fair value adjustments	(19)	–

	257	176

Finance costs

Interest costs	(427)	(346)
Unwinding of discount on liabilities	(25)	(16)
Fair value adjustments	1	–

	(451)	(362)

Finance income increased compared with 2004 predominantly due to higher interest rates and higher cash balances. Finance costs increased due to higher interest rates as well as higher interest costs resulting from the issue of two €750 million bonds in 2005.

Taxation
	2005	2004
	£m	£m

UK corporation tax	354	273
Overseas taxation	1,665	1,394

Current taxation	2,019	1,667
Deferred taxation	(103)	90

Total	1,916	1,757

The charge for taxation on profit, amounting to £1,916 million, represents an effective tax rate of 28.5% (2004 – 30.4%). The tax rate in 2005 of 28.5% benefited from higher tax relief on the actual or potential exercise of share options by employees, arising from the increase in the share price in the year.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK. The Group has significant open issues with the revenue authorities in the USA, UK, Japan and Canada, details of which are set out in Note 12 to the financial statements, ‘Taxation’.

The Group had total current tax payable liabilities at 31st December 2005 of £2,269 million (2004 – £1,753 million) in respect of transfer pricing and other tax matters.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

However, there continues to be a wide difference of views between the Group, the IRS, HMRC and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Profit for the year
						Growth
	2005		2004
	£m		£m		CER%	£%

Profit after taxation for the year	4,816		4,022		17	20

Profit attributable to shareholders	4,689		3,908		17	20
Earnings per share (pence)	82.6	p	68.1	p	18	21
Earnings per ADS (US$)	$3.00		$2.49		18	21
Weighted average number of shares (millions)	5,674		5,736

Diluted earnings per share(pence)	82.0	p	68.0	p
Diluted earnings per ADS (US$)	$2.98		$2.49
Weighted average number
of shares (millions)	5,720		5,748

Profit for the year was £4,816 million, an increase of 17% (20% in sterling terms). Profit attributable to minority interests was £127 million and profit attributable to shareholders was £4,689 million, an increase of 17% (20% in sterling terms).

Earnings per share increased 18%, reflecting higher profits and also the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also impacts the Group’s earnings.

At actual rates of exchange, earnings per share increased 21%. The favourable currency impact on EPS of three percentage points reflects a strengthening of the US dollar and Euro average exchange rates relative to 2004 and compares with a 1% favourable currency impact on turnover. This difference principally arises from a different mix of currencies in profits compared with turnover.

Dividend
The Board has declared a fourth interim dividend of 14 pence per share, resulting in a dividend for the year of 44 pence, a 2 pence increase over the dividend of 42 pence per share for 2004. The equivalent fourth interim dividend receivable by ADR holders is 48.7480 cents per ADS based on an exchange rate of £1/$1.7410. The dividend had an ex-dividend date of 15th February 2006, a record date of 17th February 2006 and will be paid on 6th April 2006.

Under IFRS interim dividends are only recognised in the accounts when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. Consequently, the 2005 financial statements recognise the dividends paid in 2005, namely the third and fourth interim dividends for 2004 and the first and second interim dividends for 2005 totalling £2,390 million.

GSK Annual Report 2005
63

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

Critical accounting policies

The consolidated Financial statements are prepared in accordance with International Financial Reporting Standards, as adopted for use in the European Union, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting policies adopted.

Turnover
Revenue is recognised when title and risk of loss is passed to the customer and reliable estimates can be made of relevant deductions. Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

The Group’s largest business is US pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in the Group’s US pharmaceuticals business.

•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies. No impact of the Medicaid Part D arrangements was seen in 2005, but they are expected to affect the level of discounts given in 2006.

•	GSK has arrangements with certain key parties, whereby the party is able to buy products from wholesalers at lower prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates.
•	Customer rebates are offered to key managed care and group purchasing organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for these rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates.

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience.

•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

	2005		2004		2003

	£m	%	£m	%	£m	%

Gross turnover	11,875	100	10,835	100	11,825	100
Chargebacks	786	7	732	7	851	7
US Government and
State programmes	775	6	734	7	628	5
Managed care and
group purchasing
organisation rebates	686	6	575	5	567	5
Cash discounts	227	2	208	2	226	2
Customer returns	155	1	86	1	86	1
Prior year adjustments	(34)	–	(51)	(1)	(93)	(1)
Other items	174	1	126	1	150	1

Total deductions	2,769	23	2,410	22	2,415	20

Net turnover	9,106	77	8,425	78	9,410	80

The increase in customer returns in 2005 arose from product recalls following the manufacturing issues at the Cidra plant and increased generic competition.

The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business at 31st December 2005 and 31st December 2004 were as follows:

	At 31st	At 31st
	December	December
	2005	2004
	£m	£m

Chargebacks	56	50
US Government and State programmes	417	362
Managed care and group purchasing
organisation rebates	401	297
Cash discounts	27	19
Customer returns	146	97
Other	53	31

Total	1,100	856

GSK Annual Report 2005
64

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2005 Year
continued

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption. On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2005 were estimated to amount to less than one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but which is believed to be sufficiently reliable for this purpose.

Taxation
Current tax is provided at the amounts expected to be paid, and deferred tax on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantially enacted by the balance sheet date.

The Group has open tax issues with a number of revenue authorities, principally in relation to transfer pricing disputes. GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Legal and other disputes
GSK provides for anticipated settlement costs where a reasonable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. Provisions for product liability claims on certain products have been made on an ‘incurred but not reported’ basis where sufficient history of claims made and settlements is available. No provisions have been made for other unasserted claims or for claims for which no reasonable estimate of the likely outcome can yet be made. The ultimate liability for pending and unasserted claims may vary from the amounts provided, if any, and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Impairment of fixed assets
The carrying values of fixed assets subject to depreciation and amortisation are reviewed for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of net realisable value and value in use, measured by reference to risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Intangible assets
Where intangible assets are acquired by GlaxoSmithKline from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, up to 20 years. Estimated useful lives are reviewed annually and impairment reviews are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have a long-term value to the Group. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment reviews. Impairment reviews are based on risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the values of these intangible assets to be impaired and this would have an adverse effect on the future results of the Group.

Pensions and other post-employment benefits
The costs of providing pensions and other post-retirement benefits are charged to the income statement in accordance with IAS 19R over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management for use under both IFRS and US GAAP. These assumptions include future earnings and pension increases, discount rates and expected long term rates of return on assets and are disclosed in Note 26 to the financial statements,‘Pensions and other post-employment benefits’. The expected long term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities. Discount rates are based on appropriate long-term indices, including the iBoxx over 15 year AA index for the UK, and Moody’s Aa index for the USA. Sensitivity analysis is provided in Note 26, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £400 million and an increase in the annual pension cost of approximately £6 million. The selection of different assumptions could affect the future results of the Group.

Product rights and goodwill
In addition to the critical accounting policies outlined above, the accounting policy for product rights and goodwill is deemed to be important in respect of the balance sheet prepared in accordance with US accounting principles. Under US GAAP the merger of Glaxo Wellcome and SmithKline Beecham in 2000 was accounted for as an acquisition which gave rise to product rights of £24 billion and goodwill of £16 billion being recognised. Goodwill and those product rights determined to have indefinite lives are not amortised but rather reviewed annually for impairment. These impairment reviews assess business projections prepared as part of the Group’s annual budgeting and planning process to determine whether or not an impairment in value has occurred. The business projections include assumptions about future events. Changes in future events could cause the assumptions in the business projections to change with a consequent adverse effect on the future results of the Group as reported under US GAAP.

GSK Annual Report 2005
65

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial position and resources

Financial position
	2005	2004
	£m	£m

Assets
Non-current assets
Property, plant and equipment	6,652	6,197
Goodwill	696	304
Other intangible assets	3,383	2,513
Investments in associates and
joint ventures	276	209
Other investments	362	298
Deferred tax assets	2,214	2,032
Other non-current assets	438	611

Total non-current assets	14,021	12,164

Current assets
Inventories	2,177	2,193
Current tax recoverable	416	155
Trade and other receivables	5,348	4,451
Liquid investments	1,025	1,512
Cash and cash equivalents	4,209	2,467
Assets held for sale	2	2

Total current assets	13,177	10,780

Total assets	27,198	22,944

Liabilities
Current liabilities
Short-term borrowings	(1,200)	(1,582)
Trade and other payables	(5,147)	(4,267)
Current tax payable	(2,269)	(1,753)
Short-term provisions	(895)	(962)

Total current liabilities	(9,511)	(8,564)

Non-current liabilities
Long-term borrowings	(5,271)	(4,381)
Deferred tax provision	(569)	(569)
Pensions and other post-
employment benefits	(3,069)	(2,519)
Other provisions	(741)	(569)
Other non-current liabilities	(467)	(405)

Total non-current liabilities	(10,117)	(8,443)

Total liabilities	(19,628)	(17,007)

Net assets	7,570	5,937

Equity
Share capital	1,491	1,484
Share premium account	549	304
Retained earnings	5,579	4,542
Other reserves	(308)	(606)

Shareholders’ equity	7,311	5,724

Minority interests	259	213

Total equity	7,570	5,937

Property, plant and equipment
The total cost of the Group’s property, plant and equipment at 31st December 2005 was £13.2 billion, with a net book value of £6.7 billion. Of this, land and buildings represented £2.9 billion, plant and equipment £2.8 billion and assets in construction £1.0 billion. In 2005, GlaxoSmithKline invested £1,001 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2005, the Group had capital contractual commitments for future expenditure of some £376 million and 2006 operating lease commitments of £111 million.

GSK’s business is science-based, technology-intensive and highly regulated by governmental authorities. The Group allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility for environment, health and safety’ (page 26) and in Note 41 to the financial statements, ‘Legal proceedings’. GSK believes that its facilities are adequate for its current needs.

Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The cost of other intangible assets as at 31st December 2005 was £3,383 million (2004 – £2,513 million). Much of the increase in 2005 includes additions of £816 million arising from the acquisitions of Corixa Corporation and ID Biomedical Corporation.

Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2005 of £638 million (2004 – £507 million). The market value at 31st December 2005 was £1,487 million (2004 – £1,292 million). The investments are mainly in equity shares where the holding derives directly from the Group’s business. The largest of these investments is in the associate, Quest Diagnostics Inc., which had a book value at 31st December 2005 of £244 million (2004 – £173 million). The investments include stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.

Trade and other receivables
Trade and other receivables include £180 million (2004 – £5 million) of derivative financial instruments now held at fair value. The remaining increase from 2004 reflects increased sales and the impact of strengthening overseas currencies on the translation of foreign currency receivables.

Trade and other payables
Trade and other payables include £171 million (2004 – £72 million) of derivative financial instruments now held at fair value. The remaining increase reflects an increase in customer return and rebate accruals and strengthening foreign currencies.

GSK Annual Report 2005
66

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial position and resources
continued

Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £2,205 million at 31st December 2005 (2004 – £2,100 million) in respect of estimated future liabilities, of which £1,165 million related to legal and other disputes.

Provision has been made for tax, legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.

Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19R. The net deficit before allowing for deferred taxation was £3,069 million (2004 – £2,519 million). Special cash contributions of £366 million (2004 – £256 million) were made in 2005 to reduce the funding deficits in the UK and US plans.

Net debt

	2005	2004
	£m	£m

Cash, cash equivalents and liquid
investments	5,234	3,979
Borrowings – repayable within one year	(1,200)	(1,582)
Borrowings – repayable after one year	(5,271)	(4,381)

Net debt	(1,237)	(1,984)

Net debt reduced by £747 million in 2005 to £1,237 million, primarily due to increased operating profits, partly offset by the acquisition of Corixa and ID Biomedical for a total consideration of over £1 billion.

Total equity
A summary of the movements in equity is set out below.

	2005	2004
	£m	£m

Total equity at beginning of year	5,937	5,598
Implementation of accounting for
financial instruments under IAS 39	(12)	–

Total equity at beginning of year, as adjusted	5,925	5,598
Total recognised income and expense
for the year	4,576	3,999
Dividends to shareholders	(2,390)	(2,476)
Ordinary shares issued	252	42
Ordinary shares purchased and cancelled	–	(201)
Ordinary shares purchased and held as
Treasury shares	(1,000)	(799)
Ordinary shares issued by ESOP Trusts	68	23
Share-based payments	265	312
Changes in minority interest shareholdings	(40)	(489)
Minority interests	(86)	(72)

Total equity at end of year	7,570	5,937

Share purchases
In 2005, the ESOP Trusts did not make any market purchases of shares in GSK plc (2004 – nil). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted and diminish the dilutive effect of new share issues on shareholders’ equity and earnings.

At 31st December 2005, the ESOP Trusts held 167.4 million GSK shares against the future exercise of share options and share awards. The carrying value, which is the lower of cost or expected proceeds, of £2,313 million has been deducted from other reserves. The market value of these shares was £2,459 million.

In 2005, GSK repurchased £1 billion of shares as Treasury shares and expects to repurchase a further £1 billion in 2006. The exact amount and timing of future purchases will depend on market conditions and other factors. At 31st December 2005, GSK held 142.8 million shares as Treasury shares at a cost of £1,799 million, which has been deducted from retained earnings.

Commitments and contingent liabilities
Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 29 to the financial statements, ‘Contingent liabilities’ and Note 30 to the financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits, restructuring and integration plans and legal, environmental and other disputes are set out in Note 27 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2005 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	6,350	1,162	1,490	344	3,354
Interest on loans	3,067	233	403	326	2,105
Finance lease obligations	121	38	51	19	13
Operating lease
commitments	437	111	138	85	103
Intangible assets	1,833	273	269	412	879
Property, plant &
equipment	376	301	75	–	–
Pensions	2,200	550	1,100	550	–
Other commitments	64	26	38	–	–

Total	14,448	2,694	3,564	1,736	6,454

Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

GSK Annual Report 2005
67

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial position and resources
continued

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research. In addition the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above within intangible assets represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2005 under licensing and other agreements, principally with Vertex Pharmaceuticals Inc.

GSK has agreed with the trustees of the UK and US pension schemes to make additional contributions of approximately £370 million per year over a five-year period ending 31st December 2009 in order to eliminate the pension deficits on an IAS 19 basis by that point. The table above shows this commitment, which on the basis of the deficits at 31st December 2005 amounts to total contributions (normal plus additional) of approximately £550 million per year. No commitments have been made past 31st December 2009.

Contingent liabilities

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees and other items arising in the normal course of business and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	220	205	8	–	7
Other contingent liabilities	122	13	8	2	99

Total	342	218	16	2	106

In the normal course of business the Group has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 27 to the Financial statements, ‘Other provisions’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 71 to 74.

GSK uses the best advice in determining its transfer pricing methodology and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 12 to the financial statements, ‘Taxation’.

Cash flow

A summary of the consolidated cash flow statement is set out below:

	2005	2004
	£m	£m

Net cash inflow from operating activities	5,958	4,944
Net cash outflow from investing activities	(1,660)	(920)
Net cash outflow from financing activities	(2,914)	(3,407)

Increase in cash and bank overdrafts	1,384	617

Exchange adjustments	233	(93)
Cash and bank overdrafts at beginning of year	2,355	1,831

Cash and bank overdrafts at end of year	3,972	2,355

Cash and bank overdrafts at end of year
comprise:

Cash and cash equivalents	4,209	2,467
Overdrafts	(237)	(112)

	3,972	2,355

The net cash inflow from operating activities after taxation paid was £5,958 million, an increase of £1,014 million over 2004, arising principally due to higher operating profits.

The net cash outflow from investing activities was £1,660 million, an increase of £740 million which reflected the purchase of Corixa and ID Biomedical in 2005 for over £1 billion (purchases of businesses in 2004 was £0.3 billion reflecting the purchase of Fraxiparine and Arixtra from Sanofi).

Free cash flow was £4,664 million, an increase of 26% over 2004. Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets.

Free cash flow is used by GSK’s management for planning and reporting purposes and in discussions with and presentations to investment analysts. GSK’s free cash flow is presented on a basis other than in accordance with IFRS. This measure may not be directly comparable with similarly described measures used by other companies. A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure, to free cash flow is shown below.

Reconciliation of free cash flow

	2005	2004
	£m	£m

Net cash inflow from operating activities	5,958	4,944
Purchase of non-current intangible assets	(903)	(788)
Purchase of non-current tangible assets	(278)	(255)
Disposal of non-current tangible fixed assets	54	53
Interest paid	(381)	(350)
Interest received	290	173
Dividends received from joint ventures and
associated undertaking	10	11
Dividends paid to minority interests	(86)	(75)

Free cash flow	4,664	3,713

GSK Annual Report 2005
68

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial position and resources
continued

Reconciliation of net cash flow to movement in net debt

	2005	2004
	£m	£m

Net debt at beginning of year	(1,984)	(1,648)
Increase in cash in the year	1,384	617
Cash (outflow)/inflow from management
of liquid resources	(550)	53
Net increase in long-term loans	(912)	(1,350)
Net repayment of short-term loans	857	407
Exchange and other movements	(32)	(63)

Net debt at end of year	(1,237)	(1,984)

Investment appraisal
GSK has a formal process for assessing potential investment proposals in order to ensure decisions are aligned with the Group’s overall strategy. This process includes an analysis of the impact on profit and assessment of the return based on discounted cash flows. The discount rate used to perform financial analysis is decided internally, to allow determination of the extent to which investments cover the Group’s cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £1,181 million (2004 – £1,043 million). Disposals realised £275 million (2004 – £53 million). Cash payments to acquire equity investments of £23 million (2004 – £103 million) were made in the year and sales of equity investments realised £35 million (2004 – £58 million).

Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine outflows including tax and dividends, subject to the risk factors discussed on pages 71 and 74. The Group may from time to time have additional demands for finance, such as for acquisitions. The Group has access to other sources of liquidity from banks and other financial institutions, in addition to the cash flow from operations, for such needs.

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

Payment performance
At 31st December 2005, the average number of days’ purchases represented by trade and fixed asset creditors of the parent company was nil (2004 – nil) and in respect of the company and its UK subsidiaries in aggregate was 22 days (2004 – 21 days).

Treasury policies

GlaxoSmithKline plc reports in sterling and pays dividends out of sterling profits. The role of Corporate Treasury in GSK is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by a treasury management group.

GSK maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Liquidity
GSK operates globally, primarily through subsidiary companies established in the markets in which the Group trades. Due to the nature of GSK’s business, with patent protection on many of the products in its portfolio, the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group’s operating subsidiaries are substantially cash generative.

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as for share purchases and acquisitions.

GSK operates with a high level of interest cover and at low levels of net debt relative to its market capitalisation. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme and short-term investments. The Group also has a European Medium Term Note programme of £5 billion, of which £3.5 billion was in issue at 31st December 2005. In 2004, the Group established a US Shelf Registration of $5 billion; at 31st December 2005 $2.4 billion (£1.4 billion) was in issue.

Treasury operations
The objective of treasury activity is to manage the post-tax net cost/income of financial operations to the benefit of Group earnings. Corporate Treasury does not operate as a profit centre. GSK uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from those operations.

Derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into the currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.

GSK Annual Report 2005
69

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Financial position and resources
continued

GSK balances the use of borrowings and liquid assets having regard to: the cash flow from operating activities and the currencies in which it is earned; the tax cost of intra-Group distributions; the currencies in which business assets are denominated; and the post-tax cost of borrowings compared to the post-tax return on liquid assets.

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

GSK does not hold or issue derivative financial instruments for trading purposes and the Group’s Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Funding, maturity and counterparty risk
The Group invests centrally managed liquid assets in government bonds, short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1, money market funds with a credit rating of AAA/Aaa and other structured investments (credit ratings shown are from Standard and Poor’s and Moody’s Investors’ Services, respectively).

The Group manages its net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under the US$10 billion commercial paper programme. In 2005, two bonds were issued under the European Medium Term Note programme: a €750 million, seven year, 3% coupon bond and a €750 million, 20 year, 4% coupon bond.

The Group’s long-term borrowings mature at dates between 2006 and 2034. These include a private financing which, although maturing in 2032, may be redeemed by GSK at any time and, in particular, in the event of any accelerating event that would increase the cost of funding for the Group. GSK’s long-term debt rating is AA from Standard and Poor’s and Aa2 from Moody’s Investors’ Services. The agencies’ short-term ratings for paper issued under the Group’s commercial paper programme are A-1+ and P-1 respectively.

Foreign exchange risk management
In GSK foreign currency transaction exposure arising on normal trade flows, in respect of both external and intra-Group trade, is not hedged. The policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

A significant proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US dollar denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Based on the composition of net debt at 31st December 2005, a 10% appreciation in sterling against major currencies would result in a reduction in the Group’s net debt of approximately £61 million. A 10% weakening in sterling against major currencies would result in an increase in the Group’s net debt of approximately £75 million.

Interest rate risk management
GSK’s policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into the originating currency.

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt and financing arrangements at 31st December 2005, and taking into consideration all fixed rate borrowings in place, a one percentage point (100 basis points) decrease in average interest rates would result in an increase in the Group’s annual net interest charge of approximately £19 million.

Equity risk management
Equity investments classified as current assets are available-for-sale and the Group manages disposals to meet overall business requirements as they arise. The Group regularly monitors the value of its equity investments and only enters into hedges selectively with the approval of the Board.

Financial assets and liabilities
An analysis of net debt is given in Note 30 to the financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value and a reconciliation to net debt are given in Note 36 to the financial statements, ‘Financial instruments and related disclosures’, together with a discussion of derivative financial instruments and quantitative disclosures about market risk in accordance with the requirements of IAS 32 and IAS 39.

The Group continues to benefit from strong positive cash flow. Group net debt would have decreased significantly in the year to 31st December 2005, but for the Group’s purchase of its own shares in the market of £1 billion and acquisitions of approximately £1 billion.

The financial assets and liabilities at 31st December 2005 are representative of the treasury policies and strategies of GSK, applied consistently during the year. There were no significant changes in such policies throughout the year.

GSK Annual Report 2005
70

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Outlook and Risk Factors

Outlook

Sales growth of existing products and launch of new products are key drivers of GSK’s business performance. The strong growth seen from key products such as Seretide/Advair, Avandia/Avandamet and from GSK’s vaccines business is expected to continue in 2006. Eight major development projects are scheduled to enter phase III in 2006. These include the oncology products casopitant and pazopanib, as well as products for Alzheimer’s disease, HIV, meningitis, lupus and diabetes. Up to seven product filings are planned in 2006. These include two vaccines, Cervarix for cervical cancer and a potential flu pandemic vaccine, Allermist for allergic rhinitis, eltrombopag for low platelet count to help patients suffering from thrombocytopenia, Tykerb for breast cancer, mepolizumab for hypereosinophilic syndrome and Lamictal XR, a once-daily formulation for epilepsy.

Seven products are expected to be launched/approved in 2006. These include Rotarix for rotavirus, Entereg for post-operative bowel disorders, Trexmia for migraine, Avandaryl for diabetes, Coreg CR for heart failure, Arranon for cancer and Altabax for infections.

Typically, sales of existing products decline dramatically when generic competition is introduced either on patent expiry or earlier if there is a successful challenge to the Group’s patent. GlaxoSmithKline is engaged in legal proceedings regarding the validity and infringement of the Group’s patents relating to many of its products. These are discussed in ‘Risk factors’ below and in Note 41 to the financial statements, ‘Legal proceedings’.

GSK’s published earnings guidance for 2006 is that earnings per share growth is expected to be around 10% in constant exchange rate terms.

The Group has net debt of £1.2 billion, which is low relative to its market capitalisation, and this positions it to take advantage of any opportunities that might arise to build the business.

There are risks and uncertainties inherent in the business that may affect future performance including R&D projects, anticipated sales growth and expected earnings growth. These are discussed in ‘Risk factors’ below.

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
Efforts by generic manufacturers may involve challenges to the validity of a patent or assertions that the alternative compounds do not infringe the Group’s patents. If the Group is not successful during the patent protection or data exclusivity periods in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s turnover and margins would be adversely affected. See Note 41 to the financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved.

Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, including Avandia, Zofran, Wellbutrin XL, Imitrex, Lamictal, Valtrex and Paxil CR, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. Generic products competitive with Paxil IR and Wellbutrin SR were launched in the USA in 2003 and 2004, respectively, and had a significant impact on the Group’s overall turnover and earnings.

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

GSK Annual Report 2005
71

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Outlook and Risk Factors
continued

Risk of substantial adverse outcome of litigation and government investigations
See Note 41 to the financial statements, ’Legal proceedings’, for a discussion of proceedings and governmental investigations in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial results. The Group has made material provisions in 2003, 2004 and 2005 related to legal proceedings and investigations which reduced its earnings. The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 41.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies generally, including the Group.

In order to contain insurance costs in recent years the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If denial of coverage is ultimately upheld on these claims, this could result in material additional charges to the Group’s earnings.

Product liability litigation
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated side effects may become evident. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure.

Anti-trust litigation
In the USA it has become increasingly common that following an adverse outcome in prosecution of patent infringement actions, the defendants and direct and indirect purchasers and other payers initiate anti-trust actions as well. Claims by direct and indirect purchasers and other payers are typically filed as class actions and the relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA.

Sales, marketing and regulation
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
The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures. The Group had 12 products with over £500 million in annual global sales in 2005.

Among these products is Augmentin IR, with respect to which the Group already has generic competition, and Zofran, Imitrex, Valtrex, Avandia and Wellbutrin XL, with respect to which the Group’s intellectual property rights in the USA are currently the subject of litigation, and Flonase, for which the FDA approved the first generic version in February 2006.

GSK Annual Report 2005
72

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Outlook and Risk Factors
continued

If these or any of the Group’s other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the adverse impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products are set out on page 25 and legal proceedings involving patent challenges are set out in Note 41 to the financial statements, ‘Legal proceedings’.

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

For example, in the USA, where the Group has its highest margins and most sales for any country, pricing pressures could significantly increase following implementation of the pharmaceutical benefit under Medicare, or in the event that other state programmes to control the cost of prescription drugs are adopted. As experience develops under the Medicare programme outpatient pharmaceutical coverage for its beneficiaries in 2006, the US government, or the private insurers through which coverage will be offered, through their enormous purchasing power under the programme could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ programmes, including importation from other countries and bulk purchases of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which is likely to increase with implementation of the Medicare benefit, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA.

Regulatory controls
The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Stricter regulatory controls also heighten the risk of withdrawal by regulators on the basis of post-approval concerns over product safety, which would reduce revenues and can result in product recalls and product liability lawsuits.

In addition, in some cases the Group may voluntarily cease marketing a product (for example the withdrawal of Lotronex in 2000 shortly after its initial launch in the USA) or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may have a major impact on the marketing and sale of the product.

Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or fines or disgorgement remedy could materially and adversely affect the Group’s financial results. The Group’s Cidra, Puerto Rico facility has worked at resolution of FDA observations of deficiencies in manufacturing practices and is subject to compliance with a consent decree entered into with the FDA during 2005, as referred to in Note 41 to the financial statements, ‘Legal proceedings’. As a consequence of those discussions, supplies of certain products manufactured at Cidra were curtailed or constricted which had an adverse impact on sales in 2005.

While the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.

GSK Annual Report 2005
73

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

Outlook and Risk Factors
continued

Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest of which amounted to approximately 80% of the Group’s US pharmaceutical sales. At 31st December 2005, the Group had trade receivables due from these three wholesalers totalling £1,051 million (31st December 2004 – £710 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that could materially and adversely affect the Group’s operations. See Note 41 to the financial statements, ‘Legal proceedings’, for a discussion of environmental-related proceedings in which the Group is involved.

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

Disruption from pandemic influenza
In the event of pandemic influenza, the Group could be subject to disruption from a range of factors. National governments may be more willing to abrogate intellectual property rights for medicines that might otherwise be in short supply. In a country afflicted by pandemic flu, there would be a risk that employees and their families will be affected with the consequence that sales and distribution and manufacturing activities could be shut down and supply continuity – for active ingredients and finished goods – affected.

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

Accounting standards
New or revised accounting standards and rules promulgated from time to time by US or international accounting standard setting boards could have a material adverse impact on the Group’s reported financial results. With the adoption of International Financial Reporting Standards (IFRS), changes in the market valuation of certain financial instruments (such as the equity collar linked to the Group’s investment in Quest Diagnostics, the put and call options linked to the Group’s strategic alliance with Theravance and impairments of equity investments) are reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the results in any given period. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in significant penalties.

Human resources
The Group has approximately 100,000 employees around the world and is subject to laws and regulations concerning its employees – ranging from discrimination and harassment to personal privacy to labour relations – that vary significantly from jurisdiction to jurisdiction. Failure to continue to recruit and retain the right people and maintain a culture of compliance could have a significant adverse affect on the Group.

GSK Annual Report 2005
74

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2004 with the results for the year to 31st December 2003. The information has been prepared under IFRS.

All growth rates are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates for turnover by product may be found in the table of pharmaceutical sales by therapeutic area on page 77.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

The pound hit its highest level against the dollar for more than four years, climbing to $1.92 at the year-end, and the Euro gained 1% against sterling and 8% against the dollar in 2004. This was the second consecutive year that the dollar has fallen in value against the Euro, due to the impact of continued unrest in Iraq, tension elsewhere in the world and concerns for the US economy.

World market – pharmaceuticals

Global pharmaceutical sales increased by 9% in 2004 to £284 billion.

			Growth
World market by	Value	% of
geographic region	£bn	total	CER%	£%

USA	124.7	44	10	(2)
Europe	82.3	29	8	8
Germany	15.5	5	6	6
France	15.0	5	8	8
UK	10.5	4	10	10
Italy	9.7	3	6	6
Japan	30.9	11	3	1
Asia Pacific	19.3	7	13	6
Latin America	12.1	4	16	2
Middle East, Africa	8.6	3	13	5
Canada	6.0	2	10	8

Total	283.9	100	9	2

Growth in the US market has slowed but remains in double digits and now represents 44% of the global prescription pharmaceutical market compared to 30% a decade ago.

At 30th September 2004, GSK held second position in the world pharmaceutical market with a market share of 6.5%, behind Pfizer with a market share of 10.1%. GSK had eight of the world’s top 60 pharmaceutical products. These were Augmentin, Avandia, Imigran/Imitrex, Lamictal, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

			Growth
World market –	Value	% of
top five therapeutic classes	£bn	total	CER%	£%

Cardiovascular	48.3	17	9	3
Central nervous system	47.1	17	11	4
Alimentary tract and metabolic	35.1	12	6	(1)
Anti-infectives (bacterial, viral
and fungal) excluding vaccines	30.6	11	6	(1)
Respiratory	19.5	7	5	(1)

(Note: data based on 12 months to 30th September 2004.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 77.

Total pharmaceutical turnover in 2004 was £17,100 million compared with £18,114 million in 2003, an increase of 1% CER. In sterling terms turnover declined 6%, principally due to the weakness of the US dollar.

Pharmaceutical turnover by therapeutic area

GSK’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products.

These include the respiratory product Seretide/Advair, up 19% (£2.4 billion), the diabetes treatment Avandia/Avandamet, up 32% (£1.1 billion), Lamictal for epilepsy/bipolar disorder, up 33% (£0.7 billion), Valtrex for herpes, up 24% (£0.6 billion), Coreg for heart disease, up 34% (£0.4 billion) and vaccines, up 11% (£1.2 billion).

In all, 12 GSK products each had sales of over £500 million in 2004.

Respiratory
GSK continued to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £3.4 billion, up 9%. Sales of Seretide/Advair, the Group’s largest product, grew 19% to £2.4 billion although this contributed to declines in Serevent and Flixotide, its constituent products.

In the USA, Advair sales grew 20% to £1.3 billion. Growth of Seretide in Europe was also strong (up 19% to £882 million). International sales grew 15%, reflecting good growth in all geographic areas.

The older respiratory products Ventolin and Becotide continued to decline as patients converted to newer products.

Central nervous system (CNS)
CNS sales declined 16% to £3.5 billion. Sales declined in all regions.

Total sales of Paxil were down 39% to £1.1 billion as a result of generic competition to Paxil IR, sales of which declined 53% to £667 million. Mitigating this decline was the strong performance of the product in Japan, up 25% to £171 million and the performance of Paxil CR, which generated sales of £396 million, up 14%.

Total sales of Wellbutrin products fell 12% to £751 million. Wellbutrin IR and SR sales fell 64% to £284 million as a result of generic competition. This impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £467 million in its first full year on the market.

The strong growth of GSK’s epilepsy and bi-polar disorder treatment Lamictal continued, with sales up 33% to £677 million. Ongoing US growth, up 49% to £414 million, is being driven by the indication for the maintenance treatment of bi-polar disorder received in 2003.

GSK Annual Report 2005
75

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year
continued

Anti-virals
Global HIV product sales rose 4% to £1.5 billion and sales in the USA increased 4% to £747 million. GSK continued to grow its HIV franchise, despite the launch of several new products by competitors.

HIV performance was enhanced by the launch of Epzicom, a new combination product (Epivir/Ziagen) in the USA in August 2004.

Sales of the herpes treatment Valtrex exceeded £500 million for the first time in 2004 (up 24% to £571 million). Performance was driven by the USA (up 30% to £369 million) where the product is the clear market leader in treatments for genital herpes.

Anti-bacterials
Anti-bacterial sales declined 9% worldwide and 24% in the USA, reflecting generic competition in all regions.

Metabolic
The diabetes treatments Avandia/Avandamet continued to perform very strongly, with overall sales of £1.1 billion (up 32%).

Sales in the USA grew 26% to £852 million. Encouragingly, Avandia/ Avandamet also grew very strongly in Europe and International markets with sales up 52% and 62%, respectively. Strong performance in these markets was driven by the growing acceptance amongst opinion leaders and physicians of the benefits of these new products in improving control for diabetic patients.

Vaccines
The vaccines business had a strong year, with sales up 11% to £1.2 billion. Several key products drove growth – Pediarix/Infanrix up 12% to £356 million, Priorix, up 14% to £95 million and Fluarix, up 38% to £79 million.

Oncology and emesis
Sales of Zofran grew 8% to £763 million, driven by the US performance, up 10% to £565 million.

Cardiovascular and urogenital
In 2004, Coreg (for heart disease) sales grew 34% to £432 million.

Other therapeutic areas
Sales of Zantac fell 12% to £273 million, with declines in all regions.

USA
The USA reported flat turnover in 2004 despite the significant impact of generic competition to Paxil and Wellbutrin. Excluding sales of these products, turnover grew 10%. The US business represented 49% of total pharmaceutical turnover in 2004.

Advair maintained its strong growth with sales of £1,330 million, up 20%. However, this adversely affected sales of its constituent products, Flovent and Serevent, which both showed declines. Flonase, indicated for the treatment of perennial rhinitis, grew by 9%.

Sales of Wellbutrin products fell 12% to £735 million. Wellbutrin IR and SR sales fell 65% to £270 million as a result of generic competition. The impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £465 million in its first full year on the market.

Total sales of Paxil were down 51% to £519 million as a result of generic competition to Paxil IR (sales of which declined 82% to £131 million). Mitigating this decline was the performance of Paxil CR, which generated sales of £388 million, up 13%.

Sales in the anti-virals therapeutic area grew 12%, with HIV products up 4%. Valtrex, for herpes, grew 30% driven by patients switching to suppression therapy.

Sales of Avandia/Avandamet increased by 26%. Anti-bacterial sales declined 24% as a result of generic competition that began in the third quarter of 2002. Coreg sales increased 37% as it continued to benefit from its wide range of indications.

Vaccines grew 6% reflecting the good performance of Pediarix.

Europe
The discussion of individual market performance in the Europe region is on a turnover created basis rather than a turnover invoiced basis. See ‘2005 Year’ on page 60 for an explanation of the adjustments made.

Europe region contributed 30% of pharmaceutical turnover. Although overall turnover growth in the region was only 2%, good growth was recorded in Spain and Southern and Eastern Europe. Government healthcare reforms, including pricing and reimbursement restrictions, adversely affected turnover in France, Italy and Germany.

Seretide, GSK’s largest selling product in Europe, grew 19% and reported notable growth in Spain and the UK. Seretide and its constituent products Serevent and Flixotide grew 9%.

The decline in sales of the herpes franchise was mainly as a result of generic competition for Zovirax, partially offset by patients switching to the newer product, Valtrex.

Seroxat sales were down 31%, reflecting generic competition in the UK and France.

Anti-bacterial sales declined 6% due to generic competition throughout the region

Vaccines grew by 7% driven by the hepatitis franchise and Infanrix.

International
The International region reported year on year turnover growth of 4%. Strong growth in Asia Pacific, up 8% and Latin America, up 8%, was offset by flat sales in Australia and declines of 5% in Sub-Saharan Africa, 8% in the Middle East/North Africa and 11% in Canada. In Canada, the sales decline was due to generic erosion of Paxil IR, excluding this element, Canada grew 4.5%.

Japan recorded turnover growth of 5%, despite routine government price reductions being implemented in 2004. Paxil, up 25%, Serevent, up 74% and Valtrex, up 16% performed particularly well, offsetting small declines in Zantac and Zovirax.

Across all markets in International, the key products driving growth were Seretide, which grew 15% to record sales of £229 million, Avandia/Avandamet, which grew 62% to £161 million and the vaccines franchise, which recorded growth of 21% and achieved sales of £405 million.

GSK Annual Report 2005
76

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year
continued

Pharmaceutical turnover by therapeutic area 2004

	Total					USA			Europe			International

				Growth			Growth			Growth			Growth
Therapeutic area/	% of	2004	2003			2004			2004			2004
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	26	4,394	4,390	7	–	2,183	9	(3)	1,517	6	4	694	4	–
Seretide/Advair		2,441	2,192	19	11	1,330	20	8	882	19	17	229	15	12
Flixotide/Flovent		618	704	(7)	(12)	251	(12)	(21)	189	(7)	(9)	178	3	–
Serevent		349	432	(15)	(19)	129	(26)	(34)	162	(13)	(13)	58	24	21
Flixonase/Flonase		578	594	7	(3)	450	9	(2)	59	7	5	69	(5)	(9)

Central Nervous System	20	3,462	4,446	(16)	(22)	2,271	(19)	(27)	747	(10)	(11)	444	(7)	(10)
Seroxat/Paxil		1,063	1,877	(39)	(43)	519	(51)	(56)	251	(31)	(32)	293	(8)	(11)
Paxil IR		667	1,490	(53)	(55)	131	(82)	(84)	251	(31)	(32)	285	(10)	(13)
Paxil CR		396	387	14	2	388	13	1	–	–	–	8	>100	>100
Wellbutrin		751	953	(12)	(21)	735	(12)	(21)	1	>100	>100	15	(37)	(40)
Wellbutrin IR, SR		284	883	(64)	(68)	270	(65)	(69)	1	>100	>100	13	(44)	(48)
Wellbutrin XL		467	70	>100	>100	465	>100	>100	–	–	–	2	>100	>100
Imigran/Imitrex		682	759	(2)	(10)	492	(2)	(12)	142	(1)	(3)	48	(6)	(9)
Lamictal		677	549	33	23	414	49	33	218	13	12	45	12	7
Requip		116	98	25	18	53	26	13	56	22	22	7	34	20

Anti-virals	14	2,359	2,345	8	1	1,165	12	1	724	2	–	470	7	1
HIV		1,462	1,505	4	(3)	747	4	(6)	558	3	1	157	8	1
Combivir		570	588	4	(3)	280	4	(7)	225	6	4	65	(1)	(7)
Trizivir		322	375	(8)	(14)	177	(10)	(19)	130	(8)	(9)	15	13	7
Epivir		294	293	7	–	139	4	(7)	115	10	8	40	14	5
Ziagen		155	167	–	(7)	73	(5)	(15)	60	(1)	(2)	22	25	15
Retrovir		43	44	2	(2)	17	–	(11)	16	4	–	10	3	–
Agenerase, Lexiva		63	38	80	66	46	>100	92	12	22	20	5	29	–
Herpes		718	668	15	7	380	31	17	138	(5)	(6)	200	6	3
Valtrex		571	498	24	15	369	30	17	90	6	5	112	20	17
Zovirax		147	170	(10)	(14)	11	38	22	48	(21)	(23)	88	(7)	(11)
Zeffix		130	129	7	1	11	18	10	22	28	29	97	3	(5)

Anti-bacterials	9	1,547	1,800	(9)	(14)	356	(24)	(32)	688	(6)	(7)	503	1	(6)
Augmentin		708	825	(9)	(14)	223	(21)	(29)	298	(9)	(10)	187	9	3
Augmentin IR		533	584	(5)	(9)	59	(15)	(21)	293	(10)	(11)	181	8	2
Augmentin ES		74	135	(39)	(45)	69	(42)	(48)	–	–	–	5	>100	100
Augmentin XR		101	106	6	(5)	95	1	(10)	5	>100	>100	1	>100	>100
Zinnat/Ceftin		205	232	(7)	(12)	9	(52)	(59)	120	1	(1)	76	(8)	(15)

Metabolic	8	1,251	1,077	27	16	852	26	13	133	20	18	266	35	27
Avandia/Avandamet		1,114	929	32	20	852	26	13	101	52	49	161	62	52

Vaccines	7	1,194	1,121	11	7	268	6	(5)	521	7	6	405	21	17
Hepatitis		405	417	3	(3)	134	(5)	(15)	200	7	5	71	9	3
Infanrix, Pediarix		356	336	12	6	129	16	3	161	11	10	66	8	3

Oncology and emesis	5	934	1,000	2	(7)	679	2	(9)	170	6	4	85	(5)	(10)
Zofran		763	774	8	(1)	565	10	(2)	130	5	3	68	(2)	(7)
Hycamtin		99	110	(3)	(10)	64	(7)	(17)	29	13	12	6	(19)	(25)

Cardiovascular and urogenital	5	932	770	31	21	563	27	14	261	51	49	108	16	9
Coreg		432	361	34	20	425	37	23	–	–	–	7	(43)	(43)
Levitra		49	37	41	32	20	–	(14)	21	87	82	8	>100	80
Avodart		64	19	>100	>100	34	>100	>100	27	>100	>100	3	>100	>100

Other	6	1,027	1,165	(7)	(12)	88	(1)	(11)	323	(5)	(8)	616	(8)	(14)
Zantac		273	328	(12)	(17)	70	1	(9)	72	(21)	(21)	131	(13)	(17)

	100	17,100	18,114	1	(6)	8,425	–	(10)	5,084	2	1	3,591	4	(2)

CER% represents turnover growth at constant exchange rates. £% represents growth at actual exchange rates.

GSK Annual Report 2005
77

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year
continued

Consumer Healthcare sales

			Growth
	2004	2003
	£m	£m	CER%	£%

OTC medicines	1,400	1,472	2	(5)
Analgesics	333	328	7	2
Dermatological	180	225	(15)	(20)
Gastro-intestinal	241	267	(2)	(10)
Respiratory tract	145	144	3	1
Smoking control	327	315	13	4
Natural wellness support	136	148	(2)	(8)

Oral care	913	915	4	–
Nutritional healthcare	573	569	4	1

	2,886	2,956	3	(2)

The growth in Consumer Healthcare sales of 3% to £2.9 billion comprised an OTC medicines sales increase of 2%, Oral care sales increase of 4% and a Nutritional healthcare sales increase of 4%.

OTC medicines
OTC medicine sales were £1.4 billion, up 2%. Sales growth from smoking control products in the USA, up 11%, and Europe, up 22%, helped to offset the decline in dermatological products, which were down 15% due to generic competition to Cutivate in the USA. Expansion of the Panadol brand in International markets helped analgesics grow 7%.

In July, GSK obtained the OTC marketing rights in the USA for orlistat, an FDA-approved prescription product for obesity management marketed by Roche as Xenical.

Oral care
Oral care sales were £0.9 billion, up 4%. Strong growth in International of 8% was led by the Sensodyne, Polident and Poligrip brands.

Nutritional healthcare
Sales of Nutritional healthcare products grew 4% to £0.6 billion. Lucozade grew 6% to £237 million.

Operating profit

The analysis below of operating profit and subsequent discussion compares the 2004 results with 2003 results.

		2004		2003	Growth

	£m	%	£m	%	CER%	£%

Turnover	19,986	100.0	21,070	100.0	1	(5)

Cost of sales	(4,360)	(21.8)	(4,577)	(21.7)	–	(5)
Selling, general
and administration	(7,201)	(36.0)	(7,888)	(37.4)	(5)	(9)
Research and
development	(2,904)	(14.5)	(2,865)	(13.6)	8	1
Other operating
income	235	1.1	310	1.4

Operating profit	5,756	28.8	6,050	28.7	6	(5)

Cost of sales
Cost of sales as a percentage of turnover remained broadly in line with the prior year as reduced merger and manufacturing restructuring costs were offset by a significant weakening of the US dollar relative to 2003, the loss of higher margin Paxil IR and Wellbutrin SR sales to generics, and an adverse product mix. Merger and manufacturing restructuring costs were nil in 2004 but £356 million in 2003.

Selling, general and administration
Selling, general and administration (SG&A) costs declined 5% (9% decline in sterling terms) reflecting savings in general and administration that were partly offset by increased advertising, promotion and selling costs. These latter costs increased 1%, and accounted for a one percentage point increase in total SG&A. General and administration costs declined 14% and accounted for a six percentage point reduction in total SG&A. This was due to lower charges related to programmes to deliver future cost savings (equal to a two percentage point reduction in total SG&A) and other general expense reductions (equal to a four percentage point decline in total SG&A). Net of currency movements, there was an overall reduction of 1.4 percentage points relative to 2003 for expenses expressed as a percentage of turnover.

Research and development
R&D expenditure increased 8% reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 16.4% of pharmaceutical turnover in the year.

Other operating income
Other operating income includes royalty income, equity investment disposals and impairments and product disposals. Other operating income was £235 million in 2004 compared with £310 million in 2003 reflecting lower product and asset disposals.

GSK Annual Report 2005
78

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year
continued

Operating profit
Overall the operating profit margin increased 0.1 percentage points as operating profit of £5,756 million declined 5% in sterling terms on a turnover decline of 5%. At constant exchange rates operating profit increased 6%, reflecting the completion of the merger and manufacturing restructuring programme in 2003 and lower charges relating to programmes to deliver future cost savings, partly offset by increased R&D expenditure and lower product and asset disposals.

Share of after tax profits/(losses) of associates and joint ventures
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Disposal of interest in associates
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6%. After recognising a charge of £17 million for goodwill previously written off to reserves a profit of £139 million was recognised.

	2004	2003
Finance income	£m	£m

Interest income	173	98
Unwinding of discount on assets	3	3

	176	101

	2004	2003
Finance costs	£m	£m

Interest costs	(346)	(234)
Unwinding of discount on provisions	(16)	(20)

	(362)	(254)

Profit before taxation
Taking account of finance income and finance costs, the contribution from associates and business disposals, profit before tax was £5,779 million compared with £5,954 million in 2003, an increase of 9% (3% decline in sterling terms).

Taxation

	2004	2003
	£m	£m

UK corporation tax	273	383
Overseas taxation	1,394	1,578

Current taxation	1,667	1,961
Deferred taxation	90	(310)

Total	1,757	1,651

The charge for taxation on profit, amounting to £1,757 million, represents an effective tax rate of 30.4% (2003 – 27.7%).

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada. By far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and UK Inland Revenue have made competing and contradictory claims.

For the latest position on taxation see ‘Taxation’ in the 2005 Year Operating and Financial review and prospects on page 63.

GSK Annual Report 2005
79

Back to Contents

REPORT OF THE DIRECTORS

Operating and financial review and prospects

2004 Year
continued

Profit for the year

					Growth
	2004		2003
	£m		£m		CER%	£%

Profit after taxation for the year	4,022		4,308		4	(7)

Profit attributable to shareholders	3,908		4,201		4	(7)
Earnings per share (pence)	68.1	p	72.3	p	6	(6)
Earnings per ADS (US $)	$2.49		$2.37		6	(6)

Weighted average number of shares (millions)	5,736		5,806

Diluted earnings per share (pence)	68.0	p	72.1	p
Diluted earnings per ADS (US $)	$2.49		$2.36

Weighted average number of shares (millions)	5,748		5,824

Profit for the year was £4,022 million, an increase of 4% (7% decline in sterling terms). Net of profits attributable to minority interests, profit attributable to shareholders was £3,908 million, an increase of 4% (7% decline in sterling terms).

EPS in 2004 was 68.1 pence compared with 72.3 pence in 2003. The sterling based decline in EPS of 6% reflected the significant weakening of the dollar. Excluding the effects of currency, statutory EPS grew 6% reflecting the completion of the Group’s merger and restructuring programmes in 2003 as well as underlying business growth, partly offset by a higher tax rate.

Dividend
The Board declared a fourth interim dividend of 12 pence per share making a total for the year of 42 pence per share. This compared with a total dividend of 41 pence per share for 2003.

GSK Annual Report 2005
80

Back to Contents

FINANCIAL STATEMENTS

Financial statements

This section comprises the Directors’ statements of responsibility, the Independent Auditors’ report on the financial statements and the consolidated financial statements consisting of the principal financial statements and supporting notes prepared under IFRS as adopted for use in the European Union. Also presented is the balance sheet of GlaxoSmithKline plc, which has been prepared under UK GAAP.

Directors’ statements of responsibility		82
Report of Independent Registered Public Accounting Firm		83
Financial statements
Consolidated income statement		84
Consolidated balance sheet		85
Consolidated cash flow statement		86
Consolidated statement of recognised income and expense		88

Notes to the financial statements
1.	Presentation of the financial statements	89
2.	Accounting policies	89
3.	New accounting policies and future requirements	92
4.	Exchange rates	92
5.	Segment information	93
6.	Other operating income	95
7.	Operating profit	95
8.	Employee costs	96
9.	Finance income	97
10.	Finance costs	97
11.	Associates and joint ventures	97
12.	Taxation	97
13.	Earnings per share	100
14.	Dividends	100
15.	Property, plant and equipment	101
16.	Goodwill	102
17.	Other intangible assets	103
18.	Investments in associates and joint ventures	104
19.	Other investments	105
20.	Other non-current assets	105
21.	Inventories	105
22.	Trade and other receivables	106
23.	Cash and cash equivalents	106
24.	Assets held for sale	106
25.	Trade and other payables	106
26.	Pensions and other post-employment benefits	107
27.	Other provisions	113
28.	Other non-current liabilities	113
29.	Contingent liabilities	114
30.	Net debt	114
31.	Share capital and share premium account	116
32.	Movements in equity	117
33.	Related party transactions	118
34.	Acquisitions and disposals	119
35.	Commitments	122
36.	Financial instruments and related disclosures	123
37.	Employee share schemes	132
38.	Reconciliation to US accounting principles	135
39.	Principal Group companies	147
40.	Transition to IFRS	150
41.	Legal proceedings	157

GSK Annual Report 2005
81

Back to Contents

FINANCIAL STATEMENTS

Directors’ statements of responsibility

Directors’ statement of responsibility in relation to the consolidated financial statements

The Directors are responsible for:

•	ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Act 1985 and Article 4 of the IAS Regulation

•	preparing financial statements for each financial period which give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of affairs of the Group as at the end of the financial period and of the profit or loss for that period

•	ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The financial statements for the year ended 31st December 2005, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 84 to 164 of this report.

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the financial statements, supported by reasonable and prudent judgements and estimates as necessary.

The responsibilities of the auditors in relation to the financial statements are set out in the Independent Auditors’ report (page 83 opposite).

The financial statements for the year ended 31st December 2005 are included in the Annual Report 2005, which is published in hard-copy printed form and made available on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Directors’ remuneration
The Remuneration Report on pages 37 to 54 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests. It has been prepared in accordance with the Companies Act 1985 and complies with Section B of the Combined Code on Corporate Governance.

Going concern basis
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.

The Combined Code
The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ on pages 27 to 36, and has complied with its provisions except as described on pages 35 and 36.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report
The Annual Report for the year ended 31st December 2005, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
1st March 2006

GSK Annual Report 2005
82

Back to Contents

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of recognised income and expense and of cash flows present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2005 and 31 December 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

As discussed in Note 1 to the financial statements, the Group changed the manner in which it accounts for financial instruments as of 1 January 2005.

PricewaterhouseCoopers LLP
London, England
1 March 2006

GSK Annual Report 2005
83

Back to Contents

FINANCIAL STATEMENTS

Consolidated income statement
for the year ended 31st December 2005

		2005		2004		2003
	Notes	£m		£m		£m

Turnover	5	21,660		19,986		21,070
Cost of sales		(4,764)		(4,360)		(4,577)

Gross profit		16,896		15,626		16,493
Selling, general and administration		(7,250)		(7,201)		(7,888)
Research and development		(3,136)		(2,904)		(2,865)
Other operating income	6	364		235		310

Operating profit	7,8	6,874		5,756		6,050

Finance income	9	257		176		101
Finance costs	10	(451)		(362)		(254)
Share of after tax profits of associates and joint ventures	11	52		60		57
Profit on disposal of interest in associates	34	–		149		–

Profit before taxation		6,732		5,779		5,954

Taxation	12	(1,916)		(1,757)		(1,651)
Profit on disposal of businesses		–		–		5

Profit after taxation for the year		4,816		4,022		4,308

Profit attributable to minority interests		127		114		107
Profit attributable to shareholders		4,689		3,908		4,201

		4,816		4,022		4,308

Basic earnings per share (pence)	13	82.6	p	68.1	p	72.3	p
Diluted earnings per share (pence)	13	82.0	p	68.0	p	72.1	p

GSK Annual Report 2005
84

Back to Contents

FINANCIAL STATEMENTS

Consolidated balance sheet
at 31st December 2005

		2005	2004
	Notes	£m	£m

Non-current assets
Property, plant and equipment	15	6,652	6,197
Goodwill	16	696	304
Other intangible assets	17	3,383	2,513
Investments in associates and joint ventures	18	276	209
Other investments	19	362	298
Deferred tax assets	12	2,214	2,032
Other non-current assets	20	438	611

Total non-current assets		14,021	12,164

Current assets
Inventories	21	2,177	2,193
Current tax recoverable	12	416	155
Trade and other receivables	22	5,348	4,451
Liquid investments	30	1,025	1,512
Cash and cash equivalents	23	4,209	2,467
Assets held for sale	24	2	2

Total current assets		13,177	10,780

Total assets		27,198	22,944

Current liabilities
Short-term borrowings	30	(1,200)	(1,582)
Trade and other payables	25	(5,147)	(4,267)
Current tax payable	12	(2,269)	(1,753)
Short-term provisions	27	(895)	(962)

Total current liabilities		(9,511)	(8,564)

Non-current liabilities
Long-term borrowings	30	(5,271)	(4,381)
Deferred tax provision	12	(569)	(569)
Pensions and other post-employment benefits	26	(3,069)	(2,519)
Other provisions	27	(741)	(569)
Other non-current liabilities	28	(467)	(405)

Total non-current liabilities		(10,117)	(8,443)

Total liabilities		(19,628)	(17,007)

Net assets		7,570	5,937

Equity
Share capital	31	1,491	1,484
Share premium account	31	549	304
Retained earnings	32	5,579	4,542
Other reserves	32	(308)	(606)

Shareholders’ equity		7,311	5,724

Minority interests		259	213

Total equity		7,570	5,937

Approved by the Board on 1st March 2006

Sir Christopher Gent
Chairman

GSK Annual Report 2005
85

Back to Contents

FINANCIAL STATEMENTS

Consolidated cash flow statement
for the year ended 31st December 2005

		2005	2004	2003
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations		7,665	6,527	7,005
Taxation paid		(1,707)	(1,583)	(1,917)

Net cash inflow from operating activities		5,958	4,944	5,088

Cash flow from investing activities
Purchase of property, plant and equipment		(903)	(788)	(746)
Proceeds from sale of property, plant and equipment		54	53	46
Proceeds from sale of intangible assets		221	–	–
Purchase of intangible assets		(278)	(255)	(316)
Purchase of equity investments		(23)	(103)	(63)
Proceeds from sale of equity investments		35	58	125
Share transactions with minority shareholders	34	(36)	–	–
Purchase of businesses, net of cash acquired	34	(1,026)	(297)	(12)
Disposal of businesses and interest in associates	34	(2)	230	3
Investments in associates and joint ventures	34	(2)	(2)	(3)
Interest received		290	173	104
Dividends from associates and joint ventures		10	11	1

Net cash outflow from investing activities		(1,660)	(920)	(861)

Cash flow from financing activities
Decrease/(increase) in liquid investments		550	(53)	(373)
Proceeds from own shares for employee share options		68	23	26
Issue of share capital	31	252	42	41
Share capital purchased for cancellation		–	(201)	(980)
Purchase of Treasury shares		(999)	(799)	–
Redemption of preference shares issued by subsidiary		–	(489)	–
Increase in long-term loans		982	1,365	1,046
Repayment of long-term loans		(70)	(15)	(23)
Net repayment of short-term loans		(857)	(407)	(442)
Net repayment of obligations under finance leases		(36)	(22)	–
Interest paid		(381)	(350)	(236)
Dividends paid to shareholders		(2,390)	(2,475)	(2,333)
Dividends paid to minority interests		(86)	(73)	(84)
Dividends paid on preference shares		–	(2)	(15)
Other financing cash flows		53	49	82

Net cash outflow from financing activities		(2,914)	(3,407)	(3,291)

Increase in cash and bank overdrafts		1,384	617	936

Exchange adjustments		233	(93)	(110)
Cash and bank overdrafts at beginning of year		2,355	1,831	1,005

Cash and bank overdrafts at end of year		3,972	2,355	1,831

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		4,209	2,467	1,986
Overdrafts		(237)	(112)	(155)

		3,972	2,355	1,831

GSK Annual Report 2005
86

Back to Contents

FINANCIAL STATEMENTS

Supplementary information on cash flow
for the year ended 31st December 2005

Reconciliation of operating profit to operating cash flows		2005	2004	2003
	Notes	£m	£m	£m

Operating profit		6,874	5,756	6,050

Adjustments:
Depreciation		710	691	704
Impairment and assets written off		193	94	255
Amortisation of intangible assets		194	168	127
(Profit)/loss on sale of property, plant and equipment		(19)	2	–
(Profit)/loss on sales of intangible assets		(203)	1	(7)
Profit on sale of equity investments		(15)	(33)	(89)
Fair value loss on inventory sold		–	13	–
Changes in working capital:
Decrease/(increase) in inventories		47	(33)	(76)
Increase in trade and other receivables		(397)	(235)	(369)
Increase/(decrease) in trade and other payables		491	163	(74)
(Decrease)/increase in pension and other provisions		(453)	(351)	71
Share-based incentive plans		236	333	375
Other		7	(42)	38

Net cash inflow from operating activities		7,665	6,527	7,005

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of year		(1,984)	(1,648)	(2,335)
Implementation of accounting for financial instruments under IAS 39		13	–	–
Increase in cash and bank overdrafts		1,384	617	936
Cash (inflow)/outflow from liquid investments		(550)	53	373
Net increase in long-term loans		(912)	(1,350)	(1,023)
Net repayment of short-term loans		857	407	442
Net repayment of obligations under finance leases		36	22	–
Net non-cash funds of subsidiary undertakings acquired		(68)	–	–
Exchange adjustments		39	24	(37)
Other non-cash movements		(52)	(109)	(4)

Movement in net debt		747	(336)	687

Net debt at end of year	30	(1,237)	(1,984)	(1,648)

Analysis of changes in net debt	At 31.12.04	Adjusted		Exchange	Other	Acquisitions	Cash flow	At 31.12.05
	as previously
	reported	for IAS 39	At 1.1.05
	£m	£m	£m	£m	£m	£m	£m	£m

Liquid investments	1,512	3	1,515	15	–	45	(550)	1,025

Cash and cash equivalents	2,467	–	2,467	235	–	(2)	1,509	4,209
Overdrafts	(112)	–	(112)	(2)	–	–	(123)	(237)

	2,355	–	2,355	233	–	(2)	1,386	3,972

Debt due within one year:
Commercial paper	(830)	–	(830)	–	–	–	254	(576)
Eurobonds and Medium-Term Notes	(552)	3	(549)	(3)	(294)	–	555	(291)
Other	(88)	–	(88)	(13)	–	(46)	51	(96)

	(1,470)	3	(1,467)	(16)	(294)	(46)	860	(963)

Debt due after one year:
Eurobonds, Medium-Term Notes and
private financing	(4,302)	7	(4,295)	(192)	301	–	(974)	(5,160)
Other	(79)	–	(79)	(1)	(59)	(67)	95	(111)

	(4,381)	7	(4,374)	(193)	242	(67)	(879)	(5,271)

Net debt	(1,984)	13	(1,971)	39	(52)	(70)	817	(1,237)

For further information on significant changes in net debt see Note 30 ‘Net debt’.

GSK Annual Report 2005
87

Back to Contents

FINANCIAL STATEMENTS

Consolidated statement of recognised income and expense
for the year ended 31st December 2005

	2005	2004	2003
	£m	£m	£m

Exchange movements on overseas net assets	203	(47)	53
Tax on exchange movements	99	(73)	(90)
Fair value movements on available-for-sale investments	(1)	–	–
Deferred tax on fair value movements	(10)	–	–
Revaluation of goodwill due to exchange	9	6	(7)
Actuarial (losses)/gains on defined benefit plans	(794)	108	(432)
Deferred tax on actuarial movements in defined benefit plans	257	(17)	121
Fair value movements on cash flow hedges	(4)	–	–
Deferred tax on fair value movements on cash flow hedge	1	–	–

Net losses recognised directly in equity	(240)	(23)	(355)
Profit for the year	4,816	4,022	4,308

Total recognised income and expense for the year	4,576	3,999	3,953

Implementation of accounting for financial instruments under IAS 39	(12)

Total recognised income and expense	4,564

Total recognised income and expense for the year attributable to:
Shareholders	4,423	3,906	3,919
Minority interests	153	93	34

	4,576	3,999	3,953

Implementation of accounting for financial instruments under IAS 39 attributable to:
Shareholders	(16)
Minority interests	4

	(12)

GSK Annual Report 2005
88

Back to Contents

FINANCIAL STATEMENTS

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

Compliance with applicable law and IFRS
The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted for use in the European Union.

For GSK, there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

Financial period
These financial statements cover the financial year from 1st January to 31st December 2005, with comparative figures for the financial years from 1st January to 31st December 2004 and from 1st January to 31st December 2003.

Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in ‘Principal Group companies’, Note 39.

Composition of financial statements
The consolidated financial statements are drawn up in accordance with IFRS and with IFRS accounting presentation. The financial statements comprise:

•	Consolidated income statement
•	Consolidated balance sheet
•	Consolidated cash flow statement
•	Consolidated statement of recognised income and expense
•	Notes to the financial statements.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the notes to the financial statements. In Note 38 a statement of differences, and reconciliations of net income and shareholders’ equity, between IFRS and US GAAP are provided.

Accounting convention
The financial statements have been prepared using the historical cost convention, modified for certain items carried at fair value, as stated in the accounting policies.

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

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2.

Conversion to IFRS
This is the first year that GlaxoSmithKline has produced financial statements under IFRS. The adoption of IFRS has resulted in a number of significant adjustments to the previously reported results and equity shareholders’ funds presented under UK generally accepted accounting principles (UK GAAP). The main changes were in relation to share-based payments, pensions, intangible assets, deferred taxation and financial instruments.

IFRS 1, First-Time Adoption of international Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. GlaxoSmithKline has adopted the following key exemptions:

•	Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated onto an IFRS basis

•	Share-based payments: IFRS 2, ‘Share-based Payment’, applies to equity instruments, such as share options granted since 7th November 2002, but GlaxoSmithKline has elected to adopt full retrospective application of the standard

•	Financial instruments: Financial instruments in the comparative periods presented in the Annual Report 2005 (i.e. 2004 and 2003) are recorded on the UK GAAP basis applicable in those years, rather than in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.

See Note 40 for further details.

2 Accounting policies

Consolidation
The consolidated financial statements include:

•	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

•	the Group’s share of the net assets and results of associates and joint ventures.

The financial statements of entities consolidated are made up to 31st December.

Entities over which the Group has the ability to exercise control are accounted for as subsidiaries; where the Group has the ability to exercise joint control, they are accounted for as joint ventures; and where the Group has the ability to exercise significant influence, they are accounted for as associates.

Interests acquired in entities are consolidated from the effective date of acquisition and interests sold are consolidated up to the date of disposal.

GSK Annual Report 2005
89

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

Transactions and balances between subsidiaries are eliminated; no profit before tax is taken on sales between subsidiaries or on sales to joint ventures and associates until the products are sold to customers outside the Group. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill arising on the acquisition of interests in subsidiaries, joint ventures and associates, representing the excess of the purchase consideration over the Group’s share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired. In the case of acquisitions prior to 1998, goodwill was written off directly to equity; on a subsequent disposal of assets from such acquisitions, any related goodwill remains in equity and is not charged to the consolidated income statement. Business combinations have not been restated in 2004 and 2003.

The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting.

Assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

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

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development
Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is depreciated in accordance with the Group’s policy.

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

Pension scheme assets are measured at fair value at the balance sheet date. Actuarial gains and losses, differences between the expected and actual returns, and the effect of changes in actuarial assumptions are recognised in the statement of recognised income and expense in the year in which they arise. The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Legal and other disputes
Provision is made for anticipated settlement costs where a reasonable estimate can be made of the likely outcome of legal or other disputes against the Group. In addition, provision is made for legal or other expenses arising from claims received or other disputes.

GSK Annual Report 2005
90

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

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

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes. These options and awards are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods. This has been applied on a fully retrospective basis.

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

Depreciation is calculated to write off the cost of PP&E, excluding freehold land, using the straight-line basis over its expected useful life. The normal expected useful lives of the major categories of PP&E are reviewed annually and are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years

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

Intangible assets
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

Investments in associates and joint ventures
Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition.

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

GSK Annual Report 2005
91

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

In 2004 and 2003 equity investments are recorded at cost.

Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis.

Taxation
Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantially enacted by the balance sheet date.

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

Derivative financial instruments and hedging (2005)
Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments used by GlaxoSmithKline are foreign currency swaps, interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

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

Derivative financial instruments and hedging (2004 and 2003)
IAS 32 and 39 were adopted by the Group on 1st January 2005. The 2004 and 2003 information relating to financial instruments remains as reported under UK GAAP and applying the following policies.

Derivative contracts are treated from inception as an economic hedge of the underlying financial instrument with matching accounting treatment and cash flows. Derivative instruments no longer designated as hedges are restated at market value and any future changes in value are taken directly to the profit and loss account.

Currency swaps and forward exchange contracts used to fix the value of the related asset or liability in the contract currency and at the contract rate are accrued to the profit and loss account over the life of the contract.

Gains and losses on foreign exchange contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transactions in the period they occur. Gains and losses on balance sheet hedges are accrued and are taken directly to reserves except that forward premiums/discounts are recognised as interest over the life of the contracts.

Interest differentials under interest swap agreements are recognised in the profit and loss account by adjustment of interest expense over the life of the agreement.

3 New accounting policies and future requirements

The following IFRS and IFRIC interpretation have been issued by the IASB and are likely to affect future Annual Reports.

IFRS 7 ‘Financial instruments: disclosures’ was issued in August 2005 and is required to be implemented by GSK from 1st January 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments.

IFRIC 4 ‘Determining whether an arrangement contains a lease’ was issued in December 2004 and is required to be implemented by GSK from 1st January 2006. The interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with IAS 17 ‘Leases’. This interpretation is not expected to have a material impact on the Group.

4 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2005	2004	2003

Average rates:
£/US$	1.82	1.83	1.64
£/Euro	1.46	1.47	1.45
£/Yen	200.00	197.00	191.00
Period end rates:
£/US$	1.72	1.92	1.79
£/Euro	1.46	1.41	1.42
£/Yen	203.00	197.00	192.00

GSK Annual Report 2005
92

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information

The Group’s primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). The geographical sectors of the USA, Europe and International (other Rest of World markets) reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector on an appropriate basis. There are no sales between business sectors.The Group’s activities are organised on a global basis. The geographical sector figures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements. Turnover is shown by business sector and by location of customer. Other geographic information is given by location of subsidiary. The UK segment information gives turnover by location of customer and location of subsidiary. The UK operating profit, total assets and net assets are also shown. Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £112 million (2004 – £65 million, 2003 – £35 million).

Turnover by business sector	2005	2004	2003
	£m	£m	£m

Pharmaceuticals	18,661	17,100	18,114
Consumer Healthcare	2,999	2,886	2,956

Turnover	21,660	19,986	21,070

Profit by business sector

Pharmaceuticals	6,159	5,126	5,519
Consumer Healthcare	715	630	531

Operating profit	6,874	5,756	6,050

Finance income	257	176	101
Finance costs	(451)	(362)	(254)
Share of profits after tax of associates and joint ventures:
Pharmaceuticals	52	60	57
Consumer Healthcare	–	–	–
Profit on disposal of interest in associates	–	149	–

Profit before taxation	6,732	5,779	5,954

Taxation	(1,916)	(1,757)	(1,651)
Profit on disposals of businesses	–	–	5

Profit after taxation for the year	4,816	4,022	4,308

Investments in associates and joint ventures by business sector

Pharmaceuticals	276	209
Consumer Healthcare	–	–

Investment in associates and joint ventures	276	209

Property, plant and equipment and intangible assets by business sector

Additions
Pharmaceuticals	2,031	1,301
Consumer Healthcare	164	150

Total additions	2,195	1,451

Depreciation/amortisation
Pharmaceuticals	(807)	(766)
Consumer Healthcare	(97)	(93)

Total depreciation/amortisation	(904)	(859)

Impairment
Pharmaceuticals	(92)	(39)
Consumer Healthcare	–	(5)

Total impairment	(92)	(44)

Impairment reversal
Pharmaceuticals	3	11
Consumer Healthcare	–	–

Total impairment reversal	3	11

GSK Annual Report 2005
93

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information continued
	2005	2004
Total assets by business sector	£m	£m

Pharmaceuticals	16,431	14,239
Consumer Healthcare	2,446	2,323

Total operating assets	18,877	16,562

Investments in associates	276	209
Liquid investments	1,025	1,512
Derivative financial instruments	179	5
Cash and cash equivalents	4,209	2,467
Current and deferred taxation	2,630	2,187
Tangible assets held for sale	2	2

Total assets	27,198	22,944

Total liabilities by business sector

Pharmaceuticals	(9,099)	(7,687)
Consumer healthcare	(1,070)	(963)

Total operating liabilities	(10,169)	(8,650)

Short-term borrowings	(1,200)	(1,582)
Long-term borrowings	(5,271)	(4,381)
Derivative financial instruments	(150)	(72)
Current and deferred taxation	(2,838)	(2,322)

	(19,628)	(17,007)

	2005	2004	2003
Turnover by location of customer	£m	£m	£m

USA	9,867	9,191	10,276
Europe	6,892	6,395	6,346
International	4,901	4,400	4,448

Turnover	21,660	19,986	21,070

	2005	2004
Property, plant and equipment and intangible asset additions by location	£m	£m

USA	509	323
Europe	742	976
International	944	152

Total additions	2,195	1,451

Total assets by location

USA	4,459	3,588
Europe	16,423	16,536
International	5,020	2,921
Inter-segment trading balances	(7,025)	(6,483)

Total operating assets	18,877	16,562

Investments in associates	276	209
Liquid investments	1,025	1,512
Derivative financial instruments	179	5
Cash and cash equivalents	4,209	2,467
Current and deferred taxation	2,630	2,187
Tangible assets held for sale	2	2

Total assets	27,198	22,944

GSK Annual Report 2005
94

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information continued

UK Segment
For the purposes of US GAAP information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

	2005	2004	2003
	£m	£m	£m

Turnover by location of customer	1,431	1,382	1,338

Turnover including inter-segment turnover	4,414	4,386	4,610
Inter-segment turnover	2,657	2,709	2,883

Turnover by location of subsidiary	1,757	1,677	1,727

Operating profit	1,576	1,327	1,438

Total assets	7,057	6,521

Net operating assets	2,290	2,253

6  Other operating income

	2005	2004	2003
	£m	£m	£m

Royalties	83	96	75
Asset disposal profits	290	146	242
Other income including fair value adjustments	(9)	(7)	(7)

	364	235	310

Royalties are principally a core of recurring income from the out-licensing of intellectual property. Asset disposal profits include product divestments and disposals of equity investments, intellectual property and tangible property. Other income includes equity investment carrying value adjustments arising from stock market changes and fair value adjustments arising on the Quest Collar and Theravance put and call options.

7  Operating profit

	2005	2004	2003
	£m	£m	£m

The following items have been charged in operating profit:
Employee costs (Note 8)	5,254	5,054	5,461
Advertising	697	599	615
Distribution costs	270	266	279
Depreciation of property, plant and equipment	710	691	704
Amortisation of intangible assets	194	168	127
Net foreign exchange (gains)/losses	(3)	72	41
Inventories:
Cost of inventories included in cost of sales	4,335	4,032	4,337
Write-down of inventories	119	142	105
Reversal of prior year write-down of inventories	(61)	(49)	(20)
Operating lease rentals:
Minimum lease payments	104	110	144
Contingent rents	12	9	8
Sub-lease payments	1	–	–
Audit fees	8.5	7.2	6.9
Fees to auditors for other work:
Auditors’ UK firm	1.8	2.6	1.7
Auditors’ overseas firms	4.2	4.7	5.9

GSK Annual Report 2005
95

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

7  Operating profit continued

	2005	2004	2003
	£m	£m	£m

Analysis of fees to auditors for other work:
Advisory services related to section 404 of Sarbanes-Oxley Act 2002	2.4	2.0	1.3
Other non-statutory assurance services	1.0	1.4	1.3
Tax compliance services	0.7	1.0	0.8
Tax planning and advice	1.6	2.0	3.8
Other services	0.3	0.9	0.4

Included within audit fees above is a fee of £10,700 (2004 – £10,000, 2003 – £10,000) relating to the company audit of GlaxoSmithKline plc. Included within other non-statutory assurance services are amounts related to the Group’s preparation for the adoption of International Financial Reporting Standards. Other services include human resources advisory, compliance and treasury related services.

At 31st December 2005, the amount due to PricewaterhouseCoopers for fees yet to be invoiced was £3.0 million, comprising statutory audit £2.1 million, further assurance £0.7 million and taxation services of £0.2 million.

8  Employee costs

	2005	2004	2003
	£m	£m	£m

Wages and salaries	4,152	3,864	3,999
Social security costs	432	430	444
Pension and other post-employment costs (see Note 26)	350	347	421
Cost of share-based incentive plans	236	333	375
Severance and other costs from integration and restructuring activities	84	80	222

	5,254	5,054	5,461

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

	2005	2004	2003
The average number of persons employed by the Group (including Directors) during the year	Number	Number	Number

Manufacturing	30,906	31,427	34,265
Selling, general and administration	53,634	53,513	54,128
Research and development	14,963	14,897	14,773

	99,503	99,837	103,166

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the Financial record on page 174.The average number of persons employed by GlaxoSmithKline plc in 2005 was nil (2004 – nil).

The compensation of the Directors, the CET and the Company Secretary, in aggregate, was as follows:

	2005	2004	2003
	£m	£m	£m

Wages and salaries	17	13	16
Social security costs	1	1	1
Pension and other post-employment costs	3	2	1
Cost of share-based incentive plans	15	16	19

	36	32	37

Information on Directors’ remuneration is given in the Remuneration Report on pages 37 to 54.

GSK Annual Report 2005
96

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

9  Finance income

	2005	2004	2003
	£m	£m	£m

Interest income	268	173	98
Unwinding of discount on assets	–	3	3
Interest on extended credit on receivables	8	–	–
Net investment hedges	(17)	–	–
Fair value adjustments on non-hedging derivatives	(2)	–	–

	257	176	101

10  Finance costs

	2005	2004	2003
	£m	£m	£m

Interest on bank loans and overdrafts	(11)	(6)	(6)
Interest on other loans	(412)	(337)	(226)
Interest in respect of finance leases	(4)	(2)	(2)
Realised losses on financial instruments	–	(1)	–
Unwinding of discount on provisions	(25)	(16)	(20)
Fair value hedges	2	–	–
Fair value adjustments on non-hedging derivatives	(1)	–	–

	(451)	(362)	(254)

11  Associates and joint ventures

	2005	2004	2003
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	52	59	58
Share of after tax losses of other associates	(1)	(1)	(2)

	51	58	56
Share of after tax profits/(losses) of joint ventures	1	2	1

	52	60	57

Share of turnover of joint ventures	32	31	31
Sales to joint ventures and associates	48	50	51

Summarised income statement information in respect of the Group’s associates is set out below:

	2005	2004	2003
	£m	£m	£m

Total turnover	3,029	2,806	2,893
Total profit/(loss)	296	275	268

12  Taxation

	2005	2004	2003
Taxation charge based on profits for the year	£m	£m	£m

UK corporation tax at the UK statutory rate	589	429	673
Less double taxation relief	(235)	(156)	(290)

	354	273	383
Overseas taxation	1,665	1,394	1,578

Current taxation	2,019	1,667	1,961
Deferred taxation	(103)	90	(310)

	1,916	1,757	1,651

GSK Annual Report 2005
97

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

12 Taxation continued

Reconciliation of the taxation rate on Group profits	2005	2004	2003
	%	%	%

UK statutory rate of taxation	30.0	30.0	30.0
Overseas taxes	3.0	2.5	1.9
Benefit of special tax status	(2.3)	(3.6)	(3.8)
R&D credits	(1.4)	(1.5)	(1.2)
Intercompany stock profit	1.0	0.3	(0.4)
Impact of share based payments	(0.3)	1.5	1.3
Tax on profit of associates	(0.4)	(0.4)	(0.5)
Other differences	(0.4)	0.5	(0.6)
Prior year items	(0.7)	1.1	1.0

Tax rate	28.5	30.4	27.7

The Group operates in countries where the tax rate differs from the UK tax rate. Profits arising from certain operations in Singapore, Puerto Rico, Ireland and Belgium are accorded special status and are taxed at reduced rates compared with the normal rates of tax in these territories. The effect of this reduction in the taxation charge increased earnings per share by 2.7p in 2005, 3.6p in 2004 and 3.9p in 2003.

The Group is required under IFRS to create a deferred tax asset in respect of unrealised intercompany profit arising on stock held by the Group at the year end by applying the tax rate of the country in which the stock is held (rather than the tax rate of the country where the profit was originally made and tax paid, which is the practice under UK and US GAAP). The Group tax rate was increased by 1.0% in 2005 (2004 – 0.3%, 2003 – 0.4% decrease) as a result of reductions in work-in-progress and finished goods.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK.

The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada; by far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and HM Revenue & Customs (HMRC) in the UK have made competing and contradictory claims. GSK has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries; these discussions were terminated in July 2003. On 6th January 2004 the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion.

On 2nd April 2004 the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional federal taxes of $1.9 billion, which the Group contested by filing a petition in the US Tax Court on 12th April 2005, to which the IRS filed its statutory Answer on 7th June 2005. In September 2005 the Court agreed to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial. The total claims for these periods amount to $4.6 billion of additional federal taxes and related interest to 31st December 2005 of $3.7 billion, net of federal tax relief, giving a total of $8.3 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of federal taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993. On 23rd December 2004 the IRS filed a motion for summary judgement to exclude any evidence relating to APAs from the court proceedings. On 31st March 2005 the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial, which is scheduled to commence on 16th October 2006. A decision is expected by mid-2008.

As similar tax issues remain open for 2001 to date, GSK expects to receive further substantial claims by the IRS for these years. GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations. However, the Group tax creditor balance at 31st December 2005 of £2.3 billion (2004 –£1.8 billion) includes a provision for the estimated amount at which the IRS dispute might ultimately be settled. If the IRS were to follow the same methodology as applied previously in respect of these later years, GSK estimates that the potential unprovided exposure in respect of this dispute with the IRS for the years 1989-2005 amounted to approximately $11.5 billion at 31st December 2005 (2004 – $10.1 billion).

GSK is in continuing discussions with HMRC in respect of UK transfer pricing and other matters which are in dispute for the years 1995 to date. However little progress has been made over the past year and consequently these matters may become subject to litigation in due course.

GSK Annual Report 2005
98

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

12 Taxation continued

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, HMRC and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in this Annual Report, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2005 is required in such a way that incremental tax will arise. The aggregate amount of these unremitted profits at the balance sheet date was approximately £24 billion.

At 31st December 2005 the Group had recognised a deferred tax asset of £87 million (2004 – £20 million) in respect of income tax losses of approximately £291 million (2004 – £63 million). Of these losses, £64 million (2004 – £28 million) are due to expire between 2007–2012, £184 million (2004 – £19 million) are due to expire between 2018–2025 and £43 million (2004 – £16 million) are available indefinitely. At 31st December 2005 the Group had not recognised any deferred tax asset in respect of income tax losses of approximately £217 million (2004 –£387 million), of which £28 million (2004 – £358 million) are due to expire between 2007–2012, £79 million (2004 – £nil) are due to expire between 2018–2025 and £110 million (2004 – £29 million) are available indefinitely. The Group had capital losses at 31st December 2005 estimated to be in excess of £10 billion in respect of which no deferred tax asset has been recognised. Deferred tax assets are not recognised where there is insufficient evidence that losses will be utilised.

Movement on current tax account	Payable	Recoverable	Net
	£m	£m	£m

At 1st January 2005	(1,753)	155	(1,598)
Exchange adjustments	(183)	2	(181)
Charge to profit and loss account	(1,591)	(428)	(2,019)
Cash paid	1,195	512	1,707
Other movements	63	175	238

At 31st December 2005	(2,269)	416	(1,853)

Movement in deferred tax assets and liabilities

Deferred taxation asset/(liability)	Accelerated capital allowances	Intangibles	Intra-group profit	Product & business disposals	Pensions & other post retirement benefits	Tax Losses	Legal & other disputes	Manu- facturing restructuring	Stock valuation adjustments	Share option and award schemes	Other net temporary differences	Total

Deferred tax asset at
1st January 2005	(54)	34	759	–	524	19	149	73	(62)	67	523	2,032
Deferred tax liability at
1st January 2005	(558)	(328)	–	(32)	294	1	10	26	(52)	–	70	(569)

At 1st January 2005	(612)	(294)	759	(32)	818	20	159	99	(114)	67	593	1,463
IAS 39 adjustments	–	–	–	–	–	–	–	–	–	–	(5)	(5)

At 1st January 2005,
as adjusted	(612)	(294)	759	(32)	818	20	159	99	(114)	67	588	1,458
Exchange adjustments	(9)	(6)	–	–	45	–	19	1	(6)	–	55	99
Credit/(charge) to income	(10)	16	(50)	(3)	29	(24)	62	(20)	(5)	59	49	103
Credit/(charge) to equity	–	–	–	–	257	–	–	–	–	25	(18)	264
Transfer to/from current tax	10	–	–	39	(88)	–	(79)	(7)	3		(13)	(135)
Acquisitions	6	(258)	–	–	–	86	–	–	–		4	(162)
Other movements	–	2	–	–	(1)	5	–	–	–		12	18

At 31st December 2005	(615)	(540)	709	4	1,060	87	161	73	(122)	151	677	1,645

Deferred tax asset at
31st December 2005	(492)	(18)	709	(9)	1,035	63	160	73	(72)	151	614	2,214
Deferred tax liability at
31st December 2005	(123)	(522)	–	13	25	24	1	–	(50)	–	63	(569)

	(615)	(540)	709	4	1,060	87	161	73	(122)	151	677	1,645

Deferred taxation provided on stock valuation adjustments, intra-Group profit and other temporary differences shown above are current. All deferred taxation movements arise from the origination and reversal of temporary differences. Other net temporary differences include accrued expenses and other provisions.

GSK Annual Report 2005
99

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

13 Earnings per share

	2005	2004	2003
	p	p	p

Basic earnings per share	82.6	68.1	72.3
Diluted earnings per share	82.0	68.0	72.1

Earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The number of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	millions	millions	millions

Basic	5,674	5,736	5,806
Dilution for share options	46	12	18

Diluted	5,720	5,748	5,824

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

14 Dividends

2005	First interim	Second interim	Third interim	Fourth interim	Total

Total dividend (£m)	568	567	568	792	2,495
Dividend per share (pence)	10	10	10	14	44

Paid/payable	7th July 2005	6th October 2005	5th January 2006	6th April 2006

2004

Total dividend (£m)	575	573	571	684	2,403
Dividend per share (pence)	10	10	10	12	42

Paid	1st July 2004	30th September 2004	6th January 2005	7th April 2005

2003

Total dividend (£m)	524	522	520	808	2,374
Dividend per share (pence)	9	9	9	14	41

Paid	3rd July 2003	2nd October 2003	6th January 2004	15th April 2004

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2005 financial statements recognise those dividends paid in 2005, namely the third and fourth interim dividends for 2004 and the first and second interim dividends for 2005. The amounts recognised in each year are as follows:

	2005	2004	2003
	£m	£m	£m

Dividends to shareholders	2,390	2,476	2,333

GSK Annual Report 2005
100

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

15 Property, plant and equipment		,
	Land and buildings £m	Plant equipment and vehicles £m	Assets in construction £m	Total £m

Cost at 1st January 2004	3,999	7,214	650	11,863
Exchange adjustments	(78)	(93)	(11)	(182)
Additions	81	333	473	887
Additions through business combinations	10	28	–	38
Disposals	(58)	(267)	(6)	(331)
Reclassifications	113	300	(424)	(11)
Transfer to assets held for sale	(5)	(3)	–	(8)

Cost at 31st December 2004	4,062	7,512	682	12,256
Exchange adjustments	136	183	19	338
Additions	54	307	640	1,001
Additions through business combinations	32	45	33	110
Disposals	(82)	(404)	(4)	(490)
Reclassifications	83	255	(348)	(10)
Transfer to assets held for sale	(4)	(11)	–	(15)

Cost at 31st December 2005	4,281	7,887	1,022	13,190

Depreciation at 1st January 2004	(1,111)	(4,281)	–	(5,392)
Exchange adjustments	25	63	–	88
Provision for the year	(123)	(568)	–	(691)
Disposals	29	208	–	237
Reclassifications	8	(5)	–	3
Transfer to assets held for sale	1	5	–	6

Depreciation at 31st December 2004	(1,171)	(4,578)	–	(5,749)
Exchange adjustments	(38)	(119)	–	(157)
Provision for the year	(125)	(585)	–	(710)
Disposals	43	356	–	399
Reclassifications	–	1	–	1
Transfer to assets held for sale	1	10	–	11

Depreciation at 31st December 2005	(1,290)	(4,915)	–	(6,205)

Impairment at 1st January 2004	(130)	(157)	(28)	(315)
Exchange adjustments	4	1	–	5
Disposals	6	17	1	24
Impairment losses	(24)	(11)	–	(35)
Reversal of impairments	8	3	–	11

Impairment at 31st December 2004	(136)	(147)	(27)	(310)
Exchange adjustments	(9)	(2)	–	(11)
Disposals	10	2	2	14
Impairment losses	(13)	(18)	–	(31)
Reversal of impairments	–	3	–	3
Transfer to assets held for sale	2	–	–	2

Impairment at 31st December 2005	(146)	(162)	(25)	(333)

Total depreciation and impairment at 31st December 2004	(1,307)	(4,725)	(27)	(6,059)

Total depreciation and impairment at 31st December 2005	(1,436)	(5,077)	(25)	(6,538)

Net book value at 1st January 2004	2,758	2,776	622	6,156

Net book value at 31st December 2004	2,755	2,787	655	6,197

Net book value at 31st December 2005	2,845	2,810	997	6,652

GSK Annual Report 2005
101

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

15 Property, plant and equipment continued

The net book value at 31st December 2005 of the Group’s land and buildings comprises freehold properties £2,635 million (2004 – £2,556 million), properties with leases of 50 years or more £155 million (2004 – £143 million) and properties with leases of less than 50 years £55 million (2004 – £56 million).

Included in land and buildings at 31st December 2005 are leased assets with a cost of £165 million (2004 – £155 million), accumulated amortisation of £49 million (2004 – £46 million) and a net book value of £116 million (2004 – £109 million).

Included in plant, equipment and vehicles at 31st December 2005 are leased assets with a cost of £153 million (2004 – £93 million), accumulated amortisation of £57 million (2004 – £25 million) and a net book value of £96 million (at 1st January 2005 – £68 million).

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country specific risks. This approximates to applying a pre-tax discount rate to pre-tax cash flows. These losses have been charged through Cost of sales, £16 million, Research and development, £2 million, and Selling, general and administration, £13 million.

16 Goodwill

	2005 £m	2004 £m

Cost at 1st January	304	294
Exchange adjustments	10	11
Additions through business combinations	383	–
Disposals	(1)	–
Assets written off	–	(1)

Cost at 31st December	696	304

Net book value at 1st January	304	294

Net book value at 31st December	696	304

The additions for the year comprise £357 million on the acquisition of ID Biomedical Corporation and £26 million on the acquisition of Corixa Corporation. See Note 34 for further details.

Goodwill is not amortised but is tested for impairment at least annually. Value in use calculations are generally utilised to calculate recoverable amount. Value in use is calculated as the net present value of the projected risk-adjusted, post-tax cash flows of the cash generating unit in which the goodwill is contained, applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country specific risks. This approximates to applying a pre-tax discount rate to pre-tax cash flows.

GSK Annual Report 2005
102

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

17 Other intangible assets
	Computer software £m	Licences, patents, etc £m	Brands £m	Total £m

Cost at 1st January 2004	541	1,059	1,169	2,769
Exchange adjustments	(6)	(39)	(25)	(70)
Additions	77	449	–	526
Disposals	(9)	(1)	(1)	(11)
Assets written off	(5)	(19)	–	(24)
Reclassifications from property, plant and equipment	11	–	–	11

Cost at 31st December 2004	609	1,449	1,143	3,201
Exchange adjustments	13	72	41	126
Additions	62	207	–	269
Additions through business combinations	–	816	–	816
Disposals	1	(29)	–	(28)
Assets written off	(10)	(43)	–	(53)
Reclassifications from property, plant and equipment	10	–	–	10

Cost at 31st December 2005	685	2,472	1,184	4,341

Amortisation at 1st January 2004	(234)	(202)	–	(436)
Exchange adjustments	3	11	–	14
Provision for the year	(93)	(75)	–	(168)
Disposals	9	–	–	9
Assets written off	4	1	–	5
Reclassifications from property, plant and equipment	(3)	–	–	(3)

Amortisation at 31st December 2004	(314)	(265)	–	(579)
Exchange adjustments	(6)	(21)	–	(27)
Provision for the year	(85)	(109)	–	(194)
Disposals	–	5	–	5
Assets written off	7	5	–	12
Reclassifications from property, plant and equipment	(1)	–	–	(1)

Amortisation at 31st December 2005	(399)	(385)	–	(784)

Impairment at 1st January 2004	(22)	(58)	(23)	(103)
Exchange adjustments	–	1	1	2
Impairment losses	(1)	(8)	–	(9)
Disposals	–	–	1	1

Impairment at 31st December 2004	(23)	(65)	(21)	(109)
Exchange adjustments	–	(2)	(2)	(4)
Impairment losses	(1)	(60)	(1)	(62)
Assets written off	1	–	–	1

Impairment at 31st December 2005	(23)	(127)	(24)	(174)

Total amortisation and impairment at 31st December 2004	(337)	(330)	(21)	(688)

Total amortisation and impairment at 31st December 2005	(422)	(512)	(24)	(958)

Net book value at 1st January 2004	285	799	1,146	2,230

Net book value at 31st December 2004	272	1,119	1,122	2,513

Net book value at 31st December 2005	263	1,960	1,160	3,383

GSK Annual Report 2005
103

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

17 Other intangible assets continued

Amortisation and impairment has been charged through Research and development, and Selling, general and administration. At 31st December 2005, the net book value of computer software included £24 million that had been internally generated.

The additions through business combinations in the year of £816 million comprise £701 million from the acquisition of ID Biomedical Corporation and £115 million from the acquisition of Corixa Corporation (see Note 34). Other additions to licences and patents in the year relate to the purchase of development and commercialisation rights for Botox in certain territories acquired from Allergan and various other compounds rights (see Note 35).

Brands comprise a portfolio of products acquired with the acquisitions of Sterling Winthrop Inc. in 1994, and The Block Drug Company in 2001. The net book values of the major brands are as follows:

	2005	2004
	£m	£m

Panadol	340	322
Sensodyne	230	226
Polident	97	96
Corega	87	85
Poligrip	60	59
Solpadeine	56	57
Others	290	277

	1,160	1,122

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively stable and profitable market sectors, and their size, diversification and market shares mean that the risk of market-related factors causing a shortening of the brands’ lives is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised. Each brand is tested annually for impairment applying a fair value less costs to sell methodology and using five year post-tax cash flow forecasts with a terminal value calculation and applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country-specific risks. This approximates to applying a pre-tax discount rate to pre-tax cash flows.

The main assumptions include future sales prices and volumes, product contribution and the future development expenditure required to maintain the products marketability and registration in the relevant jurisdiction and the product’s life. These assumptions are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and product erosion, through generic competition.

18 Investments in associates and joint ventures

	Joint	Associated	2005	2004
	ventures	undertakings	Total	Total
	£m	£m	£m	£m

At 1st January	14	195	209	210
Implementation of accounting for financial instruments under IAS 39	–	(7)	(7)	–

At 1st January, as adjusted	14	188	202	210
Exchange adjustments	1	25	26	(14)
Additions	–	2	2	2
Transfers	–	–	–	(1)
Disposals	–	–	–	(36)
Retained profit for the year	(1)	47	46	48

At 31st December	14	262	276	209

The principal associated undertaking is Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2005 of £244 million (2004 – £173 million) and a market value of £1,093 million (2004 –£908 million).

At 31st December 2005, the Group owned 18.4% of Quest (2004 – 18.6%). Although the Group holds less than 20% of the ownership interest and voting control in Quest, the Group has the ability to exercise significant influence through its active participation on the Quest Board of Directors and Board sub-committees.

GSK Annual Report 2005
104

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

18 Investments in associates and joint ventures continued

Summarised balance sheet information in respect of the Group’s associates is set out below:	2005	2004
	£m	£m

Total assets	3,134	2,233
Total liabilities	(1,481)	(999)

Net assets	1,653	1,234

Group’s share of associates‘ net assets	262	195

Investments in joint ventures comprise £17 million share of gross assets (2004 – £16 million) and £3 million share of gross liabilities (2004 – £2 million). These principally arise from 50% interests in two joint ventures, Shionogi-GlaxoSmithKline Holdings, L.P., which is developing specified chemical compounds, and GlaxoSmithKline Shire BioChem, which primarily co-markets Combivir, Trizivir and Epivir in certain territories.

	2005	2004
19 Other investments	Total	Total
	£m	£m

At 1st January	298	262
Implementation of accounting for financial instruments under IAS 39	61	–

At 1st January as adjusted	359	262
Exchange adjustments	33	(11)
Additions	23	103
Fair value movements	14	–
Impairments	(35)	(25)
Transfers	(12)	1
Disposals	(20)	(32)

At 31st December	362	298

Other investments comprise non-current equity investments which are available-for-sale investments that are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

The Group holds a number of equity investments, frequently in entities where the Group has entered into research collaborations. Equity investments are recorded as non-current assets unless they are expected to be sold within one year, in which case they are recorded as current assets. Non-current equity investments include listed investments of £268 million (2004 – £270 million) that offer the Group the opportunity for return through dividend income and fair value gains.

On disposal investments fair value movements are reclassified from reserves to the income statement based on average cost.

The impairment losses recorded in the tables above have been recognised in the income statement for the year within other operating income, together with amounts recycled from the fair value reserve (Note 32) on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement.

20 Other non-current assets

Other non-current assets comprise of sundry receivables which are due in more than one year, including insurance recovery receivables which have been discounted using risk-free rates of return and derivative financial instruments.

21 Inventories
	2005	2004
	£m	£m

Raw materials and consumables	721	629
Work in progress	552	644
Finished goods	904	920

	2,177	2,193

GSK Annual Report 2005
105

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

22 Trade and other receivables
	2005	2004
	£m	£m

Trade receivables	4,411	3,786
Prepaid pension contributions	1	9
Other prepayments and accrued income	285	226
Interest receivable	42	56
Employee loans and advances	59	49
Derivative financial instruments	180	5
Other receivables	370	320

	5,348	4,451

Trade receivables include £2 million (2004 – £7 million) due from associates and joint ventures, and are shown after deducting provisions for bad and doubtful debts of £140 million (2004 – £128 million).

23 Cash and cash equivalents
	2005	2004
	£m	£m

Cash at bank and in hand	686	408
Short-term deposits	1,677	884
Commercial paper	1,846	1,175

	4,209	2,467

Cash and cash equivalents include highly liquid investments with maturities of three months or less.

24 Assets held for sale
	2005	2004
	£m	£m

Land and buildings	1	2
Plant, equipment and vehicles	1	–

	2	2

25 Trade and other payables
	2005	2004
	£m	£m

Trade payables	819	707
Wages and salaries	804	639
Social security	102	114
Other payables	240	269
Deferred income	34	27
Customer return and rebate accruals	1,187	982
Other accruals	1,784	1,451
Derivative financial instruments	171	72
Dividends payable	6	6

	5,147	4,267

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, principally in the USA. Provisions are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. Because the amounts are estimated they may not fully reflect the final outcome and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of provision is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the provisions are based to change, which could affect the future results of the Group.

GSK Annual Report 2005
106

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits

Pension and other post-employment costs	2005	2004	2003
	£m	£m	£m

UK pension schemes	124	119	163
US pension schemes	41	44	83
Other overseas pensions schemes	83	74	61
Unfunded post-retirement healthcare schemes	100	92	90
Other post-employment costs	2	18	24

	350	347	421

Analysed as:
Funded defined benefit/hybrid schemes	198	192	263
Unfunded defined benefit schemes	25	22	19
Defined contribution schemes	25	23	25
Unfunded post-retirement healthcare schemes	100	92	90
Other post-employment costs	2	18	24

	350	347	421

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	71	68	84
Selling, general and administration	75	72	101
Research and development	177	166	187

	323	306	372

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some ‘hybrid’ defined benefit schemes also include defined contribution sections.

Contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. Pension costs of defined benefit schemes for accounting purposes have been assessed in accordance with independent actuarial advice, using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Liabilities are generally assessed annually in accordance with the advice of independent actuaries. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

The assets of funded schemes are generally held in separately administered trusts or are insured. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. During 2005, the target asset allocations for the UK schemes were 65% equities and 35% bonds and for the US scheme were 77% equities, 20% bonds and 3% property. The longer term aim is to increase the property element to 10% with a consequent reduction in equities.

Actuarial movements in the year are recognised in full through the statement of recognised income and expense.

The UK discount rate is based on the iBoxx over 15 year AA index and the US discount rate is based on Moody’s Aa index. The expected return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to this for equities. Projected inflation rate and pension increases are long term predictions based on the yield gap between long term index-linked and fixed interest Gilts. In the UK, mortality rates are calculated using the PA92 standard mortality tables projected to 2006. Plan obligations are then increased by between 3% and 10%, depending on each individual scheme’s mortality experience, to make allowance for future improvements in life expectancy. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment. This builds in a full allowance for future improvements in life expectancy.

During 2005, the Group made special funding contributions to the UK and US pension schemes totalling £366 million. GSK has agreed with the trustees of the UK and US defined benefit pension schemes that the Group would make additional contributions of approximately £370 million per year over a five-year period ending 31st December 2009 in order to eliminate the deficits on an IAS 19 basis, by that point.

In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit schemes were merged during 2001.

In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the USA.

The following information relates to the Group’s defined benefit pension and post-retirement healthcare schemes.

GSK Annual Report 2005
107

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

The Group has applied the following assumptions in assessing the liabilities:

	UK			USA			Rest of World

	2005	2004	2003	2005	2004	2003	2005	2004	2003
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.00	4.00	4.00	5.00	5.00	5.50	3.25	3.25	3.00
Discount rate	4.75	5.25	5.25	5.50	5.75	6.25	3.75	4.25	4.75
Expected pension increases	2.75	2.50	2.50	n/a	n/a	n/a	2.00	2.00	2.00
Cash balance credit/conversion rate	n/a	n/a	n/a	4.50	4.75	5.25	1.75	1.75	1.50
Inflation rate	2.75	2.50	2.50	2.50	2.50	2.50	1.75	1.75	1.50

The amounts recorded in the income statement and statement of recognised income and expense for the three years ended 31st December 2005 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
				Pensions	benefits

2005	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	117	63	52	232	46
Past service cost	–	–	–	–	1
Expected return on pension scheme assets	(285)	(126)	(28)	(439)	–
Interest on scheme liabilities	276	104	34	414	53
Settlements and curtailments	16	–	–	16	–

	124	41	58	223	100

Actuarial losses recorded in the statement of recognised income and expense	(490)	(109)	(93)	(692)	(102)

					Post-retirement
				Pensions	benefits

2004	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	117	58	42	217	37
Past service cost	–	–	2	2	–
Expected return on pension scheme assets	(272)	(118)	(20)	(410)	–
Interest on scheme liabilities	269	104	27	400	55
Settlements and curtailments	5	–	–	5	–

	119	44	51	214	92

Actuarial gains/(losses) recorded in the statement of recognised income and expense	162	26	(26)	162	(54)

					Post-retirement
				Pensions	benefits

2003	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	109	67	44	220	29
Past service cost	3	(7)	(16)	(20)	(3)
Expected return on pension scheme assets	(231)	(111)	(17)	(359)	–
Interest on scheme liabilities	246	119	25	390	64
Settlements and curtailments	36	15	–	51	–

	163	83	36	282	90

Actuarial (losses)/gains recorded in the statement of recognised income and expense	(452)	174	(7)	(285)	(147)

The total actuarial losses recorded in the statement of recognised income and expense since 1st January 2003 amount to £1,118 million.

GSK Annual Report 2005
108

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

The fair values of the assets and liabilities of the UK and US defined benefit schemes, together with aggregated data for other defined benefit schemes in the Group are as follows:

	UK		USA		Rest of World		Group

At 31st December 2005					Average
	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	7.75	3,895	8.50	1,440	7.00	192	5,527
Property	–	–	7.50	106	6.25	11	117
Bonds	4.25	1,764	5.50	352	3.50	302	2,418
Other assets	4.00	85	4.00	78	3.25	152	315

Fair value of assets		5,744		1,976		657	8,377
Present value of scheme obligations		(7,054)		(2,150)		(922)	(10,126)

		(1,310)		(174)		(265)	(1,749)

Included in other non-current assets		–		–		12	12

Included in pensions and other post-employment benefits		(1,310)		(174)		(277)	(1,761)

		(1,310)		(174)		(265)	(1,749)

Actual return on plan assets		940		130		48	1,118

	UK		USA		Rest of World		Group

At 31st December 2004					Average
	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	3,053	8.50	1,223	7.50	208	4,484
Property	–	–	6.50	58	6.25	7	65
Bonds	4.50	1,428	5.75	307	3.75	270	2,005
Other assets	4.00	80	2.50	50	2.25	62	192

Fair value of assets		4,561		1,638		547	6,746
Present value of scheme obligations		(5,735)		(1,750)		(761)	(8,246)

		(1,174)		(112)		(214)	(1,500)

Included in other non-current assets		–		–		14	14

Included in pensions and other post-employment benefits		(1,174)		(112)		(228)	(1,514)

		(1,174)		(112)		(214)	(1,500)

Actual return on plan assets		430		199		28	657

	UK		USA		Rest of World		Group

At 31st December 2003					Average
	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	3,147	8.50	1,191	7.75	194	4,532
Property	–	–	6.50	52	6.50	6	58
Bonds	4.50	594	5.75	314	4.00	226	1,134
Other assets	4.00	214	1.00	26	2.00	18	258

Fair value of assets		3,955		1,583		444	5,982
Present value of scheme obligations		(5,508)		(1,751)		(707)	(7,966)

		(1,553)		(168)		(263)	(1,984)

Included in other non-current assets		–		–		9	9

Included in pensions and other post-employment benefits		(1,553)		(168)		(272)	(1,993)

		(1,553)		(168)		(263)	(1,984)

Actual return on plan assets		610		341		30	981

GSK Annual Report 2005
109

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

				Pensions	Post-retirement
					benefits

Movements in defined benefit obligations	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Obligations at 1st January 2003	(4,503)	(1,789)	(602)	(6,894)	(834)
Exchange adjustments	–	190	(47)	143	79
Service cost	(112)	(60)	(28)	(200)	(26)
Interest cost	(246)	(119)	(25)	(390)	(64)
Actuarial losses	(788)	(57)	(40)	(885)	(147)
Scheme participants’ contributions	(13)	–	(3)	(16)	(8)
Benefits paid	190	99	38	327	49
Settlements and curtailments	(36)	(15)	–	(51)	–

Obligations at 31st December 2003	(5,508)	(1,751)	(707)	(7,966)	(951)

Exchange adjustments	–	126	31	157	52
Service cost	(117)	(58)	(44)	(219)	(37)
Interest cost	(269)	(104)	(27)	(400)	(55)
Actuarial losses	(34)	(60)	(49)	(143)	(54)
Scheme participants’ contributions	(12)	–	(3)	(15)	(8)
Benefits paid	210	97	38	345	48
Settlements and curtailments	(5)	–	–	(5)	–

Obligations at 31st December 2004	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Exchange adjustments	–	(217)	14	(203)	(138)
Service cost	(117)	(63)	(52)	(232)	(47)
Interest cost	(276)	(104)	(34)	(414)	(53)
Actuarial losses	(1,137)	(112)	(128)	(1,377)	(102)
Scheme participants’ contributions	(12)	–	(3)	(15)	(9)
Benefits paid	239	96	42	377	46
Settlements and curtailments	(16)	–	–	(16)	–

Obligations at 31st December 2005	(7,054)	(2,150)	(922)	(10,126)	(1,308)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 10%, reducing by 0.75% per year to 5% in 2013 and thereafter. On this basis the liability for the US scheme has been assessed at £1,133 million (2004 – £895 million; 2003 – £851 million).

The defined benefit pension obligation is analysed as follows:

	2005	2004	2003
	£m	£m	£m

Funded	(9,858)	(8,029)	(7,758)
Unfunded	(268)	(217)	(208)

	(10,126)	(8,246)	(7,966)

Post-retirement benefits are unfunded.

GSK Annual Report 2005
110

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

					Post-retirement
				Pensions	benefits

Movements in fair value of assets	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Assets at 1st January 2003	3,224	1,351	348	4,923	–
Exchange adjustments	–	(170)	(17)	(187)	–
Expected return on assets	231	111	17	359	–
Actuarial gains	336	231	33	600	–
Employer contributions	341	159	98	598	41
Scheme participants’ contributions	13	–	3	16	8
Benefits paid	(190)	(99)	(38)	(327)	(49)

Assets at 31st December 2003	3,955	1,583	444	5,982	–

Exchange adjustments	–	(117)	27	(90)	–
Expected return on assets	272	118	20	410	–
Actuarial gains	196	86	23	305	–
Employer contributions	336	65	68	469	40
Scheme participants’ contributions	12	–	3	15	8
Benefits paid	(210)	(97)	(38)	(345)	(48)

Assets at 31st December 2004	4,561	1,638	547	6,746	–

Exchange adjustments	–	200	(4)	196	–
Expected return on assets	285	126	28	439	–
Actuarial gains	647	3	35	685	–
Employer contributions	478	105	90	673	37
Scheme participants’ contributions	12	–	3	15	9
Benefits paid	(239)	(96)	(42)	(377)	(46)

Assets at 31st December 2005	5,744	1,976	657	8,377	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £515 million at 31st December 2005 (2004 – £404 million, 2003 – £327 million). Information on scheme assets under US GAAP is given in Note 38.

Employer contributions for 2006 are estimated to be approximately £700 million in respect of deferred benefit pension schemes and £50 million in respect of post-retirement benefits.

The transition date for conversion to IFRS for GSK was 1st January 2003 and therefore the following historical data has been presented from that date. This will be built up to a rolling five year record over the next two years.

					Post-retirement
				Pensions	benefits

History of actuarial gains and losses	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2005
Actuarial gains of scheme assets (£m)	647	3	35	685
Percentage of scheme assets at 31st December 2005	11%	–	5%	8%

Actuarial losses of scheme liabilities (£m)	(1,137)	(112)	(128)	(1,377)	(102)
Percentage of scheme obligations at 31st December 2005	16%	5%	14%	14%	8%

Fair value of assets	5,744	1,976	657	8,377	–
Present value of scheme obligations	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Deficits in the schemes	(1,310)	(174)	(265)	(1,749)	(1,308)

GSK Annual Report 2005
111

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

					Post-retirement
				Pensions	benefits

History of actuarial gains and losses	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2004
Actuarial gains of scheme assets (£m)	196	86	23	305
Percentage of scheme assets at 31st December 2004	4%	5%	4%	5%

Actuarial (losses)/gains of scheme liabilities (£m)	(34)	(60)	(49)	(143)	(54)
Percentage of of scheme obligations at 31st December 2004	1%	3%	6%	2%	5%

Fair value of assets	4,561	1,638	547	6,746	–
Present value of scheme obligations	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Deficits in the schemes	(1,174)	(112)	(214)	(1,500)	(1,005)

2003
Actuarial gains/(losses) of scheme assets (£m)	336	231	33	600
Percentage of scheme assets at 31st December 2003	8%	15%	7%	10%

Actuarial (losses)/gains of scheme liabilities (£m)	(788)	(57)	(40)	(885)	(147)
Percentage of scheme obligations at 31st December 2003	14%	3%	6%	11%	15%

Fair value of assets	3,955	1,583	444	5,982	–
Present value of scheme obligations	(5,508)	(1,751)	(707)	(7,966)	(951)

Deficits in the schemes	(1,553)	(168)	(263)	(1,984)	(951)

Sensitivity analysis

Changes in the assumptions used may have a material impact on the annual defined benefit pension and post-retirement costs or the benefit obligations.

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	6
Increase in annual post-retirement benefits cost	1
Increase in pension obligation	400
Increase in post-retirement benefits obligation	40

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	19
Increase in annual post-retirement benefits cost	4
Increase in pension obligation	270
Increase in post-retirement benefits obligation	50

A 0.25% decrease in expected rates of returns on assets would have the following approximate effect:

Increase in annual pension cost	20

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	10
Increase in post-retirement benefits obligation	90

GSK Annual Report 2005
112

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

27 Other provisions

			Legal
	Manufacturing	Merger	and other	Other
	restructuring	integration	disputes	provisions	Total
	£m	£m	£m	£m	£m

At 1st January 2005	46	224	1,074	187	1,531
Exchange adjustments	2	6	88	8	104
Additions through business combinations	–	–	–	37	37
Charge for the year	–	16	380	102	498
Unwinding of discount	–	–	18	6	24
Applied	(10)	(42)	(297)	(100)	(449)
Reversed unused	(12)	(8)	(76)	(16)	(112)
Reclassifications and other movements	–	(4)	(22)	29	3

At 31st December 2005	26	192	1,165	253	1,636

To be settled within one year	10	77	657	151	895
To be settled after one year	16	115	508	102	741

At 31st December 2005	26	192	1,165	253	1,636

The Group has recognised costs in previous years in respect of plans for manufacturing and other restructuring initiated in 1998, 1999 and in 2001 following the merger of Glaxo Wellcome and SmithKline Beecham and the acquisition of Block Drug. These plans are largely completed. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will cease and site closure and cleaning costs are expected to be incurred mainly within the next three years. Costs of asset write-downs have been recognised as impairments of property, plant and equipment.

The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised as a provision in respect of identified severances are expected to be incurred in 2006 and in respect of the programme to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options when employees exercise these options up to 2010. The discount on this latter provision increased by £4 million in 2005 (2004 – £4 million), and was calculated using risk-free rates of return.

GlaxoSmithKline is involved in a number of legal and other disputes, including notification of possible claims. Provisions for legal and other disputes include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. These provisions were discounted by £71 million in 2005 (2004 – £11 million) using risk-free rates of return. The effect of the change in the discount rate in 2005 is to increase the discount at 31st December by £20 million. A number of products have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.

At 31st December 2005, it is expected that £115 million (2004 – £236 million) of the provision made for legal and other disputes will be reimbursed. This amount is included within non-current assets.

For a discussion of legal issues, refer to Note 41‘Legal proceedings’.

28 Other non-current liabilities

	2005	2004
	£m	£m

Accruals and deferred income	58	66
Derivative financial instruments	26	–
. Other payables	383	339

	467	405

GSK Annual Report 2005
113

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

29 Contingent liabilities

At 31st December 2005 contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £342 million (2004 – £207 million). At 31st December 2005, £96 million (2004 – £134 million) financial assets were pledged as collateral for contingent liabilities. For a discussion of tax issues, refer to Note 12, ‘Taxation’ and of legal issues, refer to Note 41, ‘Legal proceedings’.

30 Net debt

	2005	2004
	£m	£m

Current assets:
Liquid investments	1,025	1,512
Cash and cash equivalents	4,209	2,467

	5,234	3,979

Short-term borrowings:
7.375% US$ US Medium Term Note 2005	–	(52)
8.75% £Eurobond 2005	–	(500)
6.125% US$ Notes 2006	(291)	–
Commercial paper	(576)	(830)
Bank loans and overdrafts	(249)	(163)
Other loans	(46)	(2)
Obligations under finance leases	(38)	(35)

	(1,200)	(1,582)

Long-term borrowings:
6.125% US$ Notes 2006	–	(260)
2.375% US$ US Medium Term Note 2007	(283)	(260)
3.375% € European Medium Term Note 2008	(689)	(705)
4.875% £ European Medium Term Note 2008	(502)	(498)
3.25% € European Medium Term Note 2009	(342)	(348)
3.00% € European Medium Term Note 2012	(510)	–
4.375% US$ US Medium Term Note 2014	(825)	(772)
4.00% € European Medium Term Note 2025	(503)	–
5.25% £ European Medium Term Note 2033	(976)	(975)
5.375% US$ US Medium Term Note 2034	(288)	(258)
Loan stock	(11)	(12)
Bank loans	(3)	(4)
Other loans and private financing	(256)	(231)
Obligations under finance leases	(83)	(58)

	(5,271)	(4,381)

Net debt	(1,237)	(1,984)

Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2005, they included redeemable shares, which were fully collateralised with highly rated bonds, of €1 billion (£685 million). The £1 billion redeemable preference shares held at 31st December 2004 were redeemed during the year. The effective interest rate on liquid investments at 31st December 2005 was approximately 2.8%.

The effective interest rate on cash and cash equivalents at 31st December 2005 was approximately 4.0%.

GSK Annual Report 2005
114

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

30 Net debt continued

Short-term borrowings
Commercial paper comprises a US$10 billion programme, of which $991 million (£576 million) was in issue at 31st December 2005 (2004 –$1,593 million (£830 million)), backed up by committed facilities of 364 days duration of $900 million (£523 million) (2004 – $900 million (£469 million)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.

The weighted average interest rate on commercial paper borrowings at 31st December 2005 was 4.4% (2004 – 2.4%).

The weighted average interest rate on current bank loans and overdrafts at 31st December 2005 was 4.0% (2004 – 3.0%).

Long-term borrowings
In 2005, two bonds were issued under the European Medium Term Note programme: a € 750 million, 7 year, 3% coupon bond and a €750 million, 20 year, 4% coupon bond.

Loans due after one year are repayable over various periods as follows:
	2005	2004
	£m	£m

Between one and two years	317	289
Between two and three years	1,224	279
Between three and four years	354	1,210
Between four and five years	9	352
After five years	3,367	2,251

	5,271	4,381

The loans repayable after five years carry interest at effective rates between 3.0% and 5.4%. The repayment dates range from 2012 to 2034.

The average effective interest rate of all Notes at 31st December 2005 was approximately 4.5%.

Secured loans
Loans amounting to £20 million (2004 – £11 million) are secured by charges on non-current and current assets.

Finance lease obligations	2005	2004
	£m	£m

Rental payments due within one year	41	36
Rental payments due between one and two years	33	28
Rental payments due between two and three years	23	17
Rental payments due between three and four years	13	5
Rental payments due between four and five years	9	3
Rental payments due after five years	15	7

Total future rental payments	134	96
Future finance charges	(13)	(3)

Total finance lease obligations	121	93

GSK Annual Report 2005
115

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

31 Share capital and share premium account

			Share
	Ordinary shares of 25p each		premium
	Number	£m	£m

Share capital authorised
At 31st December 2003	10,000,000,000	2,500
At 31st December 2004	10,000,000,000	2,500
At 31st December 2005	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2003	6,024,266,345	1,506	224
Issued under share options schemes	6,041,283	1	40
Purchased and cancelled	(80,844,000)	(20)	–

At 31st December 2003	5,949,463,628	1,487	264
Issued under share option schemes	6,300,203	2	40
Purchased and cancelled	(18,075,000)	(5)	–

At 31st December 2004	5,937,688,831	1,484	304
Issued under share option schemes	25,162,425	7	245

At 31st December 2005	5,962,851,256	1,491	549

	31st December	31st December	31st December
	2005	2004	2003

Number (’000) of shares issuable under outstanding options (Note 37)	221,293	276,954	259,990

Number (’000) of unissued shares not under option	3,815,856	3,785,358	3,790,546

At 31st December 2005, of the issued share capital, 167,436,200 shares were held in the ESOP Trust, 142,779,678 shares were held as Treasury shares and 5,652,635,378 shares were in free issue. All issued shares are fully paid.

A total of £6.5 billion has been spent by the company since 2001 on buying its own shares for cancellation or to be held as Treasury shares, of which £1 billion was spent in 2005. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. No shares were purchased in the period 1st January 2006 to 8th February 2006. In the period 9th February 2006 to 24th February 2006 a further 2.7 million shares have been purchased at a cost of £40 million. All purchases were through the publicly announced buy-back programme.

The table below sets out the monthly purchases under the share buy-back programme:

Month		Average share price excluding
	Number of shares	commission and stamp duty
	(000)	£

January 2005	Nil	–
February 2005	6,300	12.56
March 2005	10,090	12.44
April 2005	Nil	–
May 2005	6,895	13.45
June 2005	6,670	13.53
July 2005	Nil	–
August 2005	8,720	13.29
September 2005	9,510	13.77
October 2005	2,250	14.73
November 2005	5,875	14.73
December 2005	16,522	14.52

Total	72,832	13.65

All shares purchased in 2005 are held as Treasury shares. For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 177.

GSK Annual Report 2005
116

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

32 Movements in equity

	Shareholders’ equity

	Share	Share	Retained	Other		Minority	Total
	capital	premium	earnings	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2003	1,506	224	3,065	(926)	3,869	743	4,612
Recognised income and expense for the year	–	–	3,919	–	3,919	34	3,953
Distributions to minority shareholders	–	–	–	–	–	(96)	(96)
Dividends to shareholders	–	–	(2,333)	–	(2,333)	–	(2,333)
Ordinary shares issued	1	40	–	–	41	–	41
Ordinary shares purchased and cancelled	(20)	–	(980)	20	(980)	–	(980)
Ordinary shares transferred by ESOP Trusts	–	–	–	26	26	–	26
Write-down of shares held by ESOP Trusts	–	–	(87)	87	–	–	–
Share-based incentive plans	–	–	375	–	375	–	375

At 31st December 2003	1,487	264	3,959	(793)	4,917	681	5,598
Recognised income and expense for the year	–	–	3,906	–	3,906	93	3,999
Changes in minority shareholdings	–	–	–	–	–	(489)	(489)
Distributions to minority shareholders	–	–	–	–	–	(72)	(72)
Dividends to shareholders	–	–	(2,476)	–	(2,476)	–	(2,476)
Ordinary shares issued	2	40	–	–	42	–	42
Ordinary shares purchased and cancelled	(5)	–	(201)	5	(201)	–	(201)
Ordinary shares purchased and held as Treasury shares	–	–	(799)	–	(799)	–	(799)
Ordinary shares transferred by ESOP Trusts	–	–	–	23	23	–	23
Write-down of shares held by ESOP Trusts	–	–	(180)	180	–	–	–
Share-based incentive plans	–	–	333	(21)	312	–	312

At 31st December 2004	1,484	304	4,542	(606)	5,724	213	5,937
Implementation of accounting for financial
instruments under IAS 39	–	–	(94)	78	(16)	4	(12)

At 1st January 2005, as adjusted	1,484	304	4,448	(528)	5,708	217	5,925
Recognised income and expense for the year	–	–	4,426	(3)	4,423	153	4,576
Changes in minority shareholdings	–	–	(15)	–	(15)	(25)	(40)
Distributions to minority shareholders	–	–	–	–	–	(86)	(86)
Dividends to shareholders	–	–	(2,390)	–	(2,390)	–	(2,390)
Ordinary shares issued	7	245	–	–	252	–	252
Ordinary shares purchased and held as Treasury shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Ordinary shares transferred by ESOP Trusts	–	–	–	68	68	–	68
Write-down of shares held by ESOP Trusts	–	–	(155)	155	–	–	–
Share-based incentive plans	–	–	240	–	240	–	240
Tax on share-based incentive plans	–	–	25	–	25	–	25

At 31st December 2005	1,491	549	5,579	(308)	7,311	259	7,570

Retained earnings and other reserves amounted to £5,271 million at 31st December 2005 (2004 – £3,936 million, 2003 – £3,166 million) of which £8,067 million (2004 – £10,243 million, 2003 – £10,785 million) relates to the company and £180 million (2004 – £108 million, 2003 – £93 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity at 31st December 2005 since 1st January 2003 is £217 million (2004 – £5 million, 2003 – £46 million). 2005 share based incentive plans of £240 million, includes £4 million relating to an associate undertaking.

GSK Annual Report 2005
117

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

32 Movements in equity continued

Other reserves is analysed as follows:

			Cash flow
	ESOP Trust	Fair value	hedge	Other
	shares	reserve	reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2003	(2,831)	–	–	1,905	(926)
Ordinary shares purchased and cancelled	–	–	–	20	20
Ordinary shares transferred by ESOP Trusts	26	–	–	–	26
Write-down of shares held by ESOP Trusts	87	–	–	–	87

At 31st December 2003	(2,718)	–	–	1,925	(793)
Ordinary shares purchased and cancelled	–	–	–	5	5
Ordinary shares transferred by ESOP Trusts	23	–	–	–	23
Write-down of shares held by ESOP Trusts	180	–	–	–	180
Share-based incentive plans	(21)	–	–	–	(21)

At 31st December 2004	(2,536)	–	–	1,930	(606)
Implementation of accounting for financial instruments under IAS 39	–	76	2	–	78

At 1st January 2005, as adjusted	(2,536)	76	2	1,930	(528)
Recognised income and expense for the year	–	–	(3)	–	(3)
Ordinary shares transferred by ESOP Trusts	68	–	–	–	68
Write-down of shares held by ESOP Trusts	155	–	–	–	155

At 31st December 2005	(2,313)	76	(1)	1,930	(308)

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2005 (2004 – £1,561 million; 2003 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £81 million at 31st December 2005 (2004 – £81 million, 2003 – £76 million).

33 Related party transactions

GlaxoSmithKline held an 18.4% interest in Quest Diagnostics Inc. at 31st December 2005 (2004 – 18.6%). The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2005, Quest Diagnostics provided services of £39 million (2004 – £35 million) to the Group. At 31st December 2005 the balance payable by GlaxoSmithKline to Quest Diagnostics was £5 million (2004 – £6 million).

In 2005, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2005, GlaxoSmithKline provided services to the joint venture of £1 million (2004 – £1 million). At 31st December 2005 the balance due to GlaxoSmithKline from the joint venture was £1 million (2004 – £2 million).

Dr Shapiro, a Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2004 – $85,000) of which $30,000 (2004 – $30,000) was in the form of ADSs, from a subsidiary of the company, for her membership of the Group’s Scientific Advisory Board. These fees are included within ‘Annual remuneration’ in the Remuneration Report on pages 37 to 54.

Dr Barzach, a former Non-Executive Director of GlaxoSmithKline plc, received fees of €84,244 (2004 – €83,005) from a subsidiary of the company for healthcare consultancy provided. These are included within ‘Annual remuneration’ in the Remuneration Report.

The aggregate compensation of the Directors, CET and Company Secretary is given in Note 8, ‘Employee Costs’.

GSK Annual Report 2005
118

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

34 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:

2005
Acquisitions
On 8th December 2005, the Group acquired 100% of the issued share capital of ID Biomedical Corporation, a biotechnology company based in Canada specialising in the development and manufacture of vaccines, particularly influenza vaccines, for a cash consideration of £874 million. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition results from benefits which cannot be separately quantified and recorded, including immediate access to additional ‘flu vaccines manufacturing capacity, particularly in the event of a pandemic, a skilled workforce and good relations with the US and Canadian governments regarding the supply of ‘flu vaccines. ID Biomedical Corporation had a turnover of £30 million (2004 – £23 million) and a loss of £83 million (2004 – loss £17 million) for the year, of which £1 million of turnover and £11 million of loss related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	15	686	701
Property, plant and equipment	88	–	88
Other assets	74	23	97
Deferred tax provision	–	(225)	(225)
Other liabilities	(136)	(8)	(144)

	41	476	517
Goodwill	–	357	357

Total consideration	41	833	874

The total consideration included directly attributable costs of £3 million.

On 12th July 2005, the Group acquired 92% of the issued share capital of Corixa Corporation, a biotechnology company specialising in developing vaccine adjuvants and immunology based products, for a cash consideration of £150 million. This investment increased the Group’s holding in Corixa to 100%. The Group had a number of business relationships with Corixa prior to the acquisition date, principally in relation to an adjuvant developed by Corixa and used in some of the Group’s vaccines. This transaction has been accounted for by the purchase method of accounting. The existing 8% investment in Corixa, with a book value of £12 million, was previously classified as an available-for-sale investment and now forms part of the investment in the subsidiary. The existing 8% of the issued share capital had been acquired, in previous years, for a cash consideration of £24 million. Corixa Corporation had a turnover of £3 million and a loss of £49 million for the year, of which £1 million of turnover and £24 million of loss related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	115	115
Other assets	91	29	120
Other liabilities	(95)	(4)	(99)

	(4)	140	136
Goodwill	–	26	26
Existing investment	(12)	–	(12)

Total consideration	(16)	166	150

The total consideration included directly attributable costs of £1 million.

GSK Annual Report 2005
119

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

34 Acquisitions and disposals continued

Euclid SR Partners, LP
During 2005 an additional £2 million was invested in Euclid SR Partners, LP, an associate in which the Group has a 38.7% interest.

GlaxoSmithKline Consumer Healthcare Limited
In April 2005, an Indian subsidiary of the Group purchased 3.16% of the share capital held by minority shareholders, for a cash consideration of £16 million.

GlaxoSmithKline Pharmaceuticals Limited
In May and June 2005, an Indian subsidiary of the Group purchased 1.52% of the share capital held by minority shareholders, for a cash consideration of £26 million.

GlaxoSmithKline Biologicals (Shanghai) Limited
During 2005, a Chinese subsidiary of the Group purchased all of the share capital held by minority shareholders for a cash consideration of £4 million.

Disposals
Ideapharm SA
In December 2005, the Group disposed of Ideapharm SA, a subsidiary located in Romania, for cash proceeds of £3 million, which were received in January 2006. The net assets disposed of in the year included cash of £2 million.

Aseptic Technologies S.A.
In April 2005, the Group disposed of 16.22% of Aseptic Technologies S.A. to Societe Regionale d’Investissement de Wallonie S.A. for cash proceeds of £10 million.

	GSK		GSK	GSK
	Biologicals	Aseptic	Pharma-	Consumer		Euclid		ID
	(Shanghai)	Tech.	ceuticals	Healthcare	Ideapharm	SR	Corixa	Biomedical
Cash flows	£m	£m	£m	£m	£m	£m	£m	£m	Total

Cash consideration	4	–	26	16	–	2	150	874	1,072
Cash and cash equivalents acquired	–	–	–	–	–	–	(7)	9	2

Net cash payment on acquisitions	4	–	26	16	–	2	143	883	1,074

Cash and cash equivalents disposed	–	–	–	–	2	–	–	–	2

Net cash proceeds from disposals	–	10	–	–	–	–	–	–	10

GSK Annual Report 2005
120

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

34 Acquisitions and disposals continued

2004
Acquisitions
Fraxiparine, Fraxodi and Arixtra
In September 2004, the Group acquired Fraxiparine, Fraxodi and Arixtra and related assets including a manufacturing facility for a cash consideration of £297 million.

	Book	Fair value	Net assets
	value	adjustment	acquired
	£m	£m	£m

Intangible assets	–	262	262
Tangible fixed assets	56	(24)	32
Inventory	79	–	79
Provisions for onerous contracts	–	(76)	(76)

	135	162	297

Euclid SR Partners, LP
During 2004 an additional £2 million was invested in Euclid SR Partners, LP, an associate company in which the Group has a 38.7% interest.

Disposals

Quest Diagnostics Inc.
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6%. A profit of £150 million was recognised.

GlaxoSmithKline Vehicle Finance Ltd
During 2004, the Group disposed of its employee vehicle financing subsidiary resulting in a loss of £3 million.

GlaxoSmithKline Pharmaceuticals (Chongqing) Ltd
During 2004, the Group disposed of GlaxoSmithKline Pharmaceuticals (Chongqing) Ltd, a Group subsidiary located in China, for £7 million. A profit on disposal of £2 million was realised.

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

GSK Annual Report 2005
121

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

34 Acquisitions and disposals continued

2003

Acquisitions
Europharm
During 2003, the Group completed the buyout of the minority interests in Europharm Holdings SA, a Group subsidiary located in Romania, for £3 million, giving rise to goodwill of a further £2 million, which has been capitalised.

	Book values £m	Fair value adjustments £m	Net assets acquired £m	Goodwill capitalised £m	Cost of acquisition £ m

Europharm	1	–	1	2	3

Iterfi – Sterilyo
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

Cash flows	Iterfi- Sterilyo £m	Europharm £m	SB Clinical Laboratories £m	Other £m	Total £m

Cash consideration paid	9	3	–	3	15

Net cash proceeds from disposals	–	–	3	–	3

35 Commitments

Contractual obligations and commitments	2005 £m	2004 £m

Contracted for but not provided in the financial statements:
Intangible assets	1,833	1,278
Plant, property and equipment	376	213
Pensions	2,200	–
Other commitments	64	84
Interest on loans	3,067	2,648

	7,540	4,223

A number of commitments were made in 2005 under licensing and other agreements, principally with Vertex Pharmaceuticals Inc. The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development and which represent the maximum that would be paid if all milestones are achieved.

GSK has agreed with the trustees of the UK and US pension schemes to make additional contributions of approximately £370 million per year over a five-year period ending 31st December 2009 in order to eliminate the pension deficits on a IAS 19 basis, by that point. The table shows this commitment, which on the basis of the deficits at 31st December 2005 amounts to total contributions (normal plus additional) of approximately £550 million per year. No commitments have been made past 31st December 2009.

The Group also has other commitments relating to revenue payments to be made under licences and other alliances, principally to Exelixis Inc.

Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

Commitments under operating leases	2005 £m	2004 £m

Rental payments due within one year	111	83
Rental payments due between one and two years	78	73
Rental payments due between two and three years	60	54
Rental payments due between three and four years	45	42
Rental payments due between four and five years	40	36
Rental payments due after five years	103	119

Total commitments under operating lease	437	407

GSK Annual Report 2005
122

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures

Financial risk management
GlaxoSmithKline plc reports in sterling and pays dividends out of sterling profits. The role of Corporate Treasury in GSK is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by a treasury management group.

GSK maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

GSK uses a variety of financial instruments, including derivatives, to finance its operation and to manage market risks from these operations. Financial instruments include cash and liquid resources, borrowings and spot foreign exchange contracts.

A number of derivative financial instruments are used to manage the market risks from Treasury operations. Derivative instruments, principally comprising forward foreign currency contracts and interest rate and currency swaps, are used to swap borrowings and liquid assets into the currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.

GSK balances the use of borrowings and liquid assets having regard to the cash flow from operating activities and the currencies in which it is earned; the tax cost of intra-Group distributions; the currencies in which business assets are denominated; and the post-tax cost of borrowings compared to the post-tax return on liquid assets.

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

GSK does not hold or issue derivative financial instruments for trading purposes and the Group’s Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Foreign exchange risk management
In GSK foreign currency transaction exposure arising on normal trade flows, in respect of both external and intra-Group trade, is not hedged. GSK’s policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

A significant proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US dollar denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

At 31st December 2005, the Group had outstanding contracts to sell or purchase foreign currency having a total gross notional principal amount of £15,974 million (2004 – £11,137 million). The majority of contracts are for periods of 12 months or less.

Based on the composition of net debt at 31st December 2005, a 10% appreciation in sterling against major currencies would result in a reduction in the Group’s net debt of approximately £61 million. A 10% weakening in sterling against major currencies would result in an increase in the Group’s net debt of approximately £75 million.

Interest rate risk management
GSK’s policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into originating currency.

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt and financing arrangements at 31st December 2005, and taking into consideration all fixed rate borrowings in place, a one percentage point (100 basis points) decrease in average interest rates would result in an increase in the Group’s annual net interest charge of approximately £19 million.

Market risk of financial assets
The Group invests centrally managed liquid assets in government bonds, short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1, money market funds with a credit rating of AAA/Aaa and other structured investments (credit ratings shown are from Standard and Poor’s and Moody’s Investors’ Services, respectively). These investments are classified as available-for-sale.

Equity investments are classified as available-for-sale investments and the Group manages disposals to meet overall business requirements as they arise. The Group regularly monitors the value of its equity investments and only enters into hedges selectively with the approval of the Board.

Credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 80% of the Group’s US pharmaceutical sales. At 31st December 2005, the Group had trade receivables due from these three wholesalers totalling £1,051 million (31st December 2004 – £710 million).

GSK Annual Report 2005
123

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group does not believe it is exposed to major concentrations of credit risk on other classes of financial instruments. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. Where the Group has significant investments with a single counterparty, collateral is obtained in order to reduce risk.

The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty.

Liquidity
The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades. Due to the nature of the Group’s business with patent protection on many products in the Group’s portfolio, the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to exceed normal operating costs and the Group’s operating subsidiaries are substantially cash generative.

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as for share purchases and acquisitions.

GSK operates with a high level of interest cover and at low levels of net debt relative to its market capitalisation. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme and short-term investments. The Group also has a European Medium Term Note programme of £5 billion, of which £3.5 billion was in issue at 31st December 2005. In March 2004, the Group established a US Shelf Registration of $5 billion; at 31st December 2005 $2.4 billion (£1.4 billion) was in issue.

Fair value of financial assets and liabilities
The table on page 125 presents the carrying amounts under IFRS and the fair values of the Group’s financial assets and liabilities at 31st December 2005. Comparative information is presented in the table on page 129. The carrying amounts at 31st December 2004 are recorded on the UK GAAP basis applicable at that date rather than in accordance with IAS 32 and IAS 39 as described in Note 1.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Equity investments – investments traded in an active market, determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets
•	Cash and cash equivalents – approximates to the carrying amount
•	Liquid investments – based on quoted market prices in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods
•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments
•	Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans
•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date
•	Currency swaps – based on market valuations at the balance sheet date
•	Quest equity collar and Theravance put and call options – based on an option pricing model which uses significant assumptions in respect of price volatility, dividend yield and interest rates
•	Interest rate instruments – based on the net present value of discounted cash flows
•	Receivables and payables – approximates to the carrying amount
•	Provisions – approximates to the carrying amount
•	Lease obligations – approximates to the carrying value.

In the year ended 31st December 2005, the total amount of the change in fair values estimated using valuation techniques referred to above resulted in a credit to the income statement of £1 million.

Fair value of investments in GSK shares
At 31st December 2005 the ESOP Trusts held GSK ordinary shares with a carrying value of £2,313 million (2004 – £2,574 million) with a fair value of £2,459 million (2004 – £2,123 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2005, GSK held Treasury shares at a cost of £1,799 million (2004 – £799 million) which has been deducted from retained earnings.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of $900 million (£523 million) (2004 – $900 million (£469 million)) of 364 days duration, renewable annually. At 31st December 2005, undrawn committed facilities totalled $900 million (£523 million) (2004 – $900 million (£469 million)).

GSK Annual Report 2005
124

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

2005 – IFRS disclosures
The Group adopted IAS 32 and IAS 39 on 1st January 2005. The following disclosures are included as at 31st December 2005 to meet the requirements of IAS 32.

Classification and fair values of financial assets and liabilities
The following table sets out the classification of financial assets and liabilities. Receivables and payables have been included to the extent they are classified as financial assets and liabilities in accordance with IAS 32. Provisions have been included where there is a contractual obligation to settle in cash. Where appropriate, currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

At 31st December 2005	Carrying	Fair
	value	value
	£m	£m

Liquid investments	1,025	1,025
Cash and cash equivalents	4,209	4,209

Current asset financial instruments	5,234	5,234

£ notes and bonds	(976)	(1,097)

US$ notes, bonds and private financing	(1,929)	(1,932)
Notes and bonds swapped into US$	(502)	(501)
Currency swaps	54	54
Interest rate swaps	(47)	(47)

	(2,424)	(2,426)

Notes swapped into Yen	(342)	(348)
Currency swaps	10	10

	(332)	(338)

€ notes	(1,702)	(1,705)
Interest rate swap	5	5

	(1,697)	(1,700)

Other short-term borrowings	(909)	(909)
Other long-term borrowings	(111)	(111)

Total borrowings and related swaps	(6,449)	(6,581)

Equity investments	362	362
Receivables	4,934	4,934
Payables	(4,754)	(4,754)
Provisions	(1,533)	(1,533)
Other derivatives – assets	126	126
Other derivatives – liabilities	(150)	(150)
Other financial assets	271	271
Other financial liabilities	(391)	(391)

Total financial assets and liabilities	(2,350)	(2,482)

Total financial assets	10,996	10,996

Total financial liabilities	(13,346)	(13,478)

Reconciliation to net debt

Liquid investments	1,025	1,025
Cash and cash equivalents	4,209	4,209
Total borrowings	(6,449)	(6,581)

	(1,215)	(1,347)
Less net effect of interest rate and currency swaps	(22)	(22)

Net debt	(1,237)	(1,369)

GSK Annual Report 2005
125

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

Interest rate profiles of financial assets and liabilities
The following tables set out the exposure of financial assets and liabilities to either fixed interest rates, floating interest rates or no interest rates. The maturity profile of financial assets and liabilities exposed to interest rate risk in the tables below indicates the contractual repricing and maturity dates of these instruments.

			Cash and		Other
		Liquid	cash		financial
At 31st December 2005	Investments	investments	equivalents	Receivables	assets	Total
Financial assets	£m	£m	£m	£m	£m	£m

Less than one year	–	1,025	4,188	204	94	5,511
Between one and two years	–	–	–	8	–	8
Between two and three years	–	–	–	13	–	13
Between three and four years	–	–	–	12	–	12
Between four and five years	–	–	–	–	–	–
Greater than five years	–	–	–	–	117	117

Total interest earning	–	1,025	4,188	237	211	5,661

Analysed as:
Fixed rate interest	–	292	–	207	117	616
Floating rate interest	–	733	4,188	30	94	5,045

Total interest earning	–	1,025	4,188	237	211	5,661
Non-interest earning	362	–	21	4,697	255	5,335

Total	362	1,025	4,209	4,934	466	10,996

		Effect of	Obligations			Other
		interest rate	under finance			financial
At 31st December 2005	Debt	swaps	leases	Payables	Provisions	liabilities	Total
Financial liabilities	£m	£m	£m	£m	£m	£m	£m

Less than one year	(1,176)	(2,348)	(103)	(148)	–	(61)	(3,836)
Between one and two years	(287)	291	(3)	–	–	(23)	(22)
Between two and three years	(1,190)	1,185	(3)	–	–	–	(8)
Between three and four years	(343)	–	(2)	–	–	–	(345)
Between four and five years	–	–	(2)	–	–	–	(2)
Greater than five years	(3,354)	872	(8)	–	–	–	(2,490)

Total interest bearing	(6,350)	–	(121)	(148)	–	(84)	(6,703)

Analysed as:
Fixed rate interest	(5,527)	2,348	(21)	–	–	(24)	(3,224)
Floating rate interest	(823)	(2,348)	(100)	(148)	–	(60)	(3,479)

Total interest bearing	(6,350)	–	(121)	(148)	–	(84)	(6,703)
Non-interest bearing	–	–	–	(4,606)	(1,533)	(504)	(6,643)

Total	(6,350)	–	(121)	(4,754)	(1,533)	(588)	(13,346)

Maturity analysis of interest earning financial assets
The maturity analysis of interest earning financial assets is equivalent to the maturity analysis presented in the interest rate profile table above.

Maturity analysis of interest bearing financial liabilities
				Other
		Finance		financial
At 31st December 2005	Debt	leases	Payables	liabilities	Total
Financial liabilities	£m	£m	£m	£m	£m

Within one year or on demand	(1,162)	(38)	(148)	(61)	(1,409)
Between one and two years	(287)	(30)	–	(23)	(340)
Between two and three years	(1,203)	(21)	–	–	(1,224)
Between three and four years	(343)	(11)	–	–	(354)
Between four and five years	(1)	(8)	–	–	(9)
After five years	(3,354)	(13)	–	–	(3,367)

	(6,350)	(121)	(148)	(84)	(6,703)

GSK Annual Report 2005
126

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

Currency profiles of financial assets and liabilities
The Group’s currency exposures that give rise to net currency gains and losses that are recognised in the income statement arise principally in companies with sterling functional currency. The table below sets out these exposures on financial assets and liabilities held in currencies other than the functional currencies of Group companies after the effect of currency swaps.

At 31st December 2005	Sterling	US$	Euro	Yen	Other	Total
Financial assets	£m	£m	£m	£m	£m	£m

Investments	8	108	3	–	11	130
Cash and cash equivalents	1	46	10	2	19	78
Receivables	7	123	89	–	91	310

	16	277	102	2	121	518

At 31st December 2005	Sterling	US$	Euro	Yen	Other	Total
Financial liabilities	£m	£m	£m	£m	£m	£m

Debt	–	–	(497)	–	–	(497)
Obligations under finance lease	–	(2)	–	–	–	(2)
Payables	(7)	(18)	(13)	(1)	(30)	(69)
Provisions	–	(56)	–	–	–	(56)

	(7)	(76)	(510)	(1)	(30)	(624)

Derivative financial instruments
The table below sets out the net principal amount and fair value of derivative contracts held by GSK:

			Fair value
	Contract or underlying
	principal amount	Assets	Liabilities
	2005	2005	2005
	£m	£m	£m

Currency and interest related instruments:
Foreign exchange contracts	(4,665)	102	(85)
Cross currency swaps	842	64	–
Interest rate swaps	1,848	5	(47)

Equity related instruments:
Options and warrants	290	21	(49)
Equity collar	299	–	(14)

Embedded derivatives	34	3	(2)

Total derivative financial instruments		195	(197)

In 2002, GSK hedged part of the equity value of its holdings in its largest equity investment Quest Diagnostics Inc. through a series of variable sale forward contracts. The contracts (‘the equity collar’) are structured in five series, each over one million Quest shares, and mature between 2006 and 2008.

The Group has entered into a put option agreement whereby Theravance’s shareholders can sell up to half of their Theravance shares to GSK at a pre-determined price ($19.375). Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. At 31st December 2005, this option is recorded as a liability of $81 million (2004 – $132 million). As at 31st December 2005, the maximum potential exposure to GSK from fair value movements of these options is therefore approximately $444 million. The expiry date is August 2007.

The Group has entered into a call option agreement whereby it can purchase half of the outstanding Theravance shares in issue at a predetermined price ($54.25). At 31st December 2005, this option is recorded as an asset of $28 million (2004 – $31 million). As at 31st December 2005, the maximum potential exposure to GSK from fair value movements of this option is therefore $28 million. The expiry date is July 2007.

GSK Annual Report 2005
127

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

The following table sets out the principal amount and fair values of derivative contracts which qualify for hedge accounting treatment

	Contract or underlying	Fair value of
	principal amount	derivative contract

	2005	2005
	£m	£m

Cash flow hedges:
Cross currency swaps	342	10

Fair value hedges:
Foreign exchange contracts	2,151	74
Interest rate swaps	1,848	(42)
Cross currency swaps	500	3

Net investment hedges:
Foreign exchange contracts	(6,816)	(57)
Cross currency swaps	500	51

Cash flow hedges
The Group has entered into a cross currency swap and designated it a cash flow hedge converting fixed Euro coupons, payable annually, to fixed Yen payments. The bond matures in 2009. The risk being hedged is the variability of cash flows arising from currency fluctuations.

Fair value hedges
Foreign exchange contracts, designated as fair value hedges, have been entered in order to hedge the foreign currency risk associated with intercompany loans and deposits, commercial paper borrowings and other liabilities.

The Group has designated interest rate swaps and the interest element of cross currency swaps as fair value hedges. The risk being hedged is the variability of the fair value of the bonds arising from interest rate fluctuations.

Net investment hedges
Foreign exchange contracts and the currency element of cross currency swaps have been designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its US dollar, Euro and Yen foreign operations.

2004 – UK GAAP disclosures
The Group exercised the IFRS 1 exemption to record financial instruments in the comparative period on the existing UK GAAP basis. The following disclosures are included, as at 31st December 2004 to meet the requirements of Financial Reporting Standard 13 ‘Derivatives and other financial instruments: disclosures’.

UK GAAP accounting policy for derivative financial instruments
The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments are currency swaps, forward foreign exchange contracts and interest rate swaps. The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have a high correlation with the specific financial instrument being hedged both at inception and throughout the hedge period. Derivative instruments no longer designated as hedges are restated at market value and any future changes in value are taken directly to the income statement.

Currency swaps and forward foreign exchange contracts used to fix the value of the related asset or liability in the contract currency and at the contract rate are accrued to the income statement over the life of the contract.

Gains and losses on foreign forward exchange contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transactions in the period they occur. Gains and losses on balance sheet hedges are accrued and are taken directly to reserves, except that forward premiums/discounts are recognised as interest over the life of the contracts.

Interest differentials under interest swap agreements are recognised in the income statement by adjustment of interest expense over the life of the agreement.

GSK Annual Report 2005
128

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

Classification and fair values of financial assets and liabilities
The following table sets out the classification of financial assets and liabilities and provides a reconciliation to Group net debt in Note 30. Short-term payables and receivables have been excluded from financial assets and liabilities. Provisions have been included where there is a contractual obligation to settle in cash. Where appropriate, currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

At 31st December 2004 Net debt	Carrying	Fair
	value	value
	£m	£m

Liquid investments	1,512	1,514
Cash and cash equivalents	2,467	2,467

Current asset financial instruments	3,979	3,981

£ notes and bonds	(1,475)	(1,533)

	(1,475)	(1,533)

US$ notes, bonds and private financing	(1,828)	(1,817)
Notes and bonds swapped into US$	(498)	(497)
Currency swaps	–	92
Interest rate swaps	–	(28)

	(2,326)	(2,250)

Notes swapped into Yen	(348)	(338)
Currency swaps	–	10

	(348)	(328)

€ notes	(705)	(717)
Interest rate swap	–	12

	(705)	(705)

Other long-term borrowings	(79)	(79)
Other short-term loans and overdrafts	(1,030)	(1,030)

Total borrowings and related swaps	(5,963)	(5,925)

Total net debt	(1,984)	(1,944)

Equity investments	298	350
Receivables	597	499
Payables	(244)	(244)
Provisions	(256)	(256)
Other foreign exchange derivatives	(67)	(79)
Non-hedging derivatives	–	(59)

Total financial assets and liabilities	(1,656)	(1,733)

Total financial assets	4,874	4,830

Total financial liabilities	(6,530)	(6,563)

GSK Annual Report 2005
129

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

Currency and interest rate risk profile of financial liabilities
Financial liabilities, after taking account of currency and interest rate swaps, are analysed below.

Total financial liabilities comprise total borrowings of £5,963 million, other long-term payables of £244 million and provisions of £256 million but exclude short-term payables and foreign exchange derivatives of £67 million.

The benchmark rate for determining interest payments for all floating rate financial liabilities in the tables below is LIBOR.

At 31st December 2004 Currency						Non-interest	Total
			Fixed rate	Floating rate		bearing

	£m	Weighted	Weighted	£m	£m	Weighted
		average	average
		interest	years for			average
		rate	which rate			years to
		%	is fixed			maturity	£m

US$	571	5.9	13.8	1,764	411	8.9	2,746
Sterling	1,489	6.4	19.3	842	123	2.1	2,454
Euro	–	–	–	747	44	5.3	791
Yen	348	0.4	4.6	–	–	–	348
Other currencies	–	–	–	89	35	6.1	124

	2,408	5.4	15.9	3,442	613	4.6	6,463

Currency and interest rate risk profile of financial assets
Total financial assets comprise other investments of £298 million, liquid investments of £1,512 million, cash and cash equivalents of £2,467 million and long-term receivables of £597 million. The benchmark rate for determining interest receipts for all floating rate assets in the tables below is LIBID.

At 31st December 2004 Currency					Non-interest
			Fixed rate	Floating rate	bearing

		Weighted	Weighted
		average	average
	Fixed	interest	years for
	rate	rate	which rate			Total
	£m	%	is fixed	£m	£m	£m

US$	164	6.2	11.9	1,429	757	2,350
Sterling	–	–	–	1,088	89	1,177
Euro	–	–	–	629	57	686
Yen	–	–	–	1	28	29
Other currencies	155	3.0	0.2	353	124	632

	319	4.7	6.2	3,500	1,055	4,874

GSK Annual Report 2005
130

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Financial instruments and related disclosures continued

Currency exposure of net monetary assets/(liabilities)
The Group’s currency exposures that give rise to net currency gains and losses that are recognised in the income statement arise principally in companies with sterling functional currency. Monetary assets and liabilities denominated in overseas functional currency and borrowings designated as a hedge against overseas net assets are excluded from the table below.

At 31st December 2004 Net monetary assets/(liabilities) held in non-functional currency	Functional currency of Group operation

	Sterling	US$	Euro	Yen	Other	Total
	£m	£m	£m	£m	£m	£m

Sterling	_	5	(53)	–	(130)	(178)
US$	234	–	18	(1)	(23)	228
Euro	(97)	(15)	–	–	(46)	(158)
Yen	29	–	1	–	1	31
Other	39	(8)	(4)	–	–	27

	205	(18)	(38)	(1)	(198)	(50)

Maturity of financial liabilities		Finance		Total
	Debt	leases	Other	2004
	£m	£m	£m	£m

Within one year or on demand	1,547	35	120	1,702
Between one and two years	262	27	88	377
Between two and five years	1,817	24	132	1,973
After five years	2,244	7	227	2,478

	5,870	93	567	6,530

Hedges	2004

	Gains	Losses	Net
	£m	£m	£m

Unrecognised gains and losses at the beginning of the year	171	(60)	111
Unrecognised gains and losses arising in previous years and recognised in the year	(27)	–	(27)
Unrecognised gains and losses arising in the year	8	(77)	(69)

Total unrecognised gains and losses at the end of the year	152	(137)	15

Expected to be recognised within one year	–	(9)	(9)
Expected to be recognised after one year	152	(128)	24

Total unrecognised gains and losses at the end of the year	152	(137)	15

The unrecognised gains and losses above represent the difference between the carrying amount and the fair value of the currency swaps, interest rate swaps, equity collar and other foreign exchange derivatives.

Impact of IAS 32 and IAS 39 adoption on comparative information
The nature of the main adjustment that would make the comparative information comply with IAS 32 and IAS 39 would be the recognition at fair value of financial instruments classified as fair valued through profit and loss and as available-for-sale.

GSK Annual Report 2005
131

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

37 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. In 2004, the Group introduced a new share award scheme, the Restricted Share Plan, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.

The Group operates share option schemes and savings-related share option schemes. Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of restricted shares and share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years’ saving. Options under the share option schemes are normally granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.

Share options awarded to the Directors and, with effect from the 2004 grant, the CET are subject to performance criteria as laid out in the Remuneration Report.

Option pricing
For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2003, 2004 and 2005 are as follows:

	2005	2004	2003

Risk-free interest rate	4.0% – 4.8%	3.3% – 4.6%	4.2% – 4.9%
Dividend yield	3.0%	3.2%	2.9%
Volatility	21% – 28%	26% – 29%	34%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option schemes	3 years	3 years	3 years
Weighted average share price for grants in the year:
Ordinary shares	£13.15	£11.25	£12.66
ADSs	$47.42	$43.23	$43.39

Volatility was determined based on the three year share price history. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

The stock-based compensation charge has been recorded in the income statement as follows:
	2005	2004	2003

Cost of sales	17	35	42
Selling, general and administration	150	207	224
Research and development	69	91	109

	236	333	375

Options outstanding	Share option	Share option	Savings-related
schemes – shares	schemes – ADSs	share option schemes

Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
Number	exercise	fair	Number	exercise	fair	Number	exercise	fair
(000)	price	value	(000)	price	value	(000)	price	value

At 1st January 2003	197,472	£15.20	90,877	$47.34	12,988	£10.29
Options granted	32,750	£12.88	£3.13	23,630	$43.36	$10.92	1,416	£10.20	£4.15
Options exercised	(4,728)	£7.92	(1,828)	$24.33	(112)	£10.23
Options cancelled	(19,789)	£16.48	(6,150)	$52.65	(3,709)	£12.23

At 31st December 2003	205,705	£14.89	106,529	$46.58	10,583	£9.59
Options granted	9,837	£11.23	£2.49	9,222	$42.99	$8.54	1,580	£9.52	£3.30
Options exercised	(5,764)	£6.54	(1,845)	$25.65	(232)	£9.18
Options cancelled	(11,997)	£15.33	(3,427)	$48.28	(1,790)	£10.46

At 31st December 2004	197,781	£14.92	110,479	$46.57	10,141	£9.44
Options granted	516	£12.57	£2.76	956	$45.66	$9.90	5,167	£11.45	£3.68
Options exercised	(10,483)	£9.91	(7,537)	$38.83	(5,732)	£9.16
Options cancelled	(20,888)	£17.16	(8,306)	$50.26	(810)	£11.02

At 31st December 2005	166,926	£14.97	95,592	$46.86	8,766	£10.66

Range of exercise prices	£5.61	–	£19.77	$22.32	–	$61.35	£9.16	–	£11.45

The average share price in 2005 was £13.42 and $48.88

GSK Annual Report 2005
132

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

37 Employee share schemes continued

In order to encourage employees to convert options, excluding savings-related share options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, into those over GlaxoSmithKline shares or ADSs, a programme was established to give an additional cash benefit of 10% of the exercise price of the original option provided that the employee did not voluntarily leave the Group for two years from the date of the merger and did not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger. The cash benefit will also be paid if the options expire unexercised if the market price is below the exercise price on the date of expiry.

Options outstanding at 31st December 2005	Share option			Share option			Savings-related
	schemes – shares			schemes – ADSs			share option schemes

		Weighted	Latest		Weighted	Latest			Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	(000)	price	date	(000)	price	date	(000)	price	date

1996	2,015	£8.44	01.12.06	592	$28.04	21.11.06	–	–	–
1997	6,059	£11.71	13.11.07	2,876	$40.23	13.11.07	–	–	–
1998	14,654	£16.91	23.11.08	5,556	$54.26	23.11.08	–	–	–
1999	15,739	£18.19	01.12.09	7,096	$60.13	24.11.09	–	–	–
2000	16,451	£14.88	11.09.10	334	$58.88	16.03.10	–	–	–
2001	45,323	£18.12	28.11.11	31,169	$51.84	28.11.11	–	–	–
2002	28,077	£11.94	03.12.12	16,642	$37.54	03.12.12	1,429	£9.16	31.05.06
2003	28,876	£12.66	15.12.13	21,597	$43.42	15.12.13	789	£10.20	31.05.07
2004	9,502	£11.23	02.12.14	9,243	$43.03	02.12.14	1,390	£9.52	31.05.08
2005	230	£13.04	31.10.15	487	$47.33	31.10.15	5,158	£11.45	31.05.09

Total	166,926	£14.97		95,592	$46.86		8,766	£10.66

All of the above options are exercisable, except all options over shares and ADSs granted in 2003, 2004 and 2005 and the savings-related share options granted in 2003, 2004 and 2005.

There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable	Share option		Share option		Savings-related
	schemes – shares		schemes – ADSs		share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	(000)	price	(000)	price	(000)	price

At 31st December 2003	79,693	£14.56	22,364	$49.82	192	£16.48

At 31st December 2004	126,917	£16.49	57,421	$51.75	270	£14.12

At 31st December 2005	128,316	£15.77	64,265	$48.56	1,429	£9.16

GlaxoSmithKline share award schemes
Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50% of the award. For awards granted in 2003, the first part of the condition compares GlaxoSmithKline’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. For awards granted in 2004, and subsequent years, the first part of the condition compares GlaxoSmithKline’s TSR over the period with the TSR of 13 pharmaceutical companies in the comparator group over the same period. The second part of the performance condition compares GlaxoSmithKline’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period. Awards granted to Directors and members of the CET from 15th December 2003 are subject to a single performance condition which compares GlaxoSmithKline’s TSR over the period with the TSR of companies in the comparator group over the same period.

GSK Annual Report 2005
133

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

37 Employee share schemes continued

Number of shares and ADSs issuable	Shares	Weighted	ADSs	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2003	3,164		1,943
Awards granted	1,070	£7.00	832	$20.14
Awards exercised	(625)		(189)
Awards cancelled	(109)		(107)

At 31st December 2003	3,500		2,479
Awards granted	1,778	£7.25	1,339	$23.89
Awards exercised	(409)		(187)
Awards cancelled	(520)		(276)

At 31st December 2004	4,349		3,355
Awards granted	130	£9.02	88	$32.34
Awards exercised	(375)		(199)
Awards cancelled	(477)		(237)

At 31st December 2005	3,627		3,007

Restricted Share Plan
The Group operates a Restricted Share Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

Number of shares and ADSs issuable	Shares	Weighted	ADSs	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2004	–		–
Awards granted	4,419	£10.07	3,562	$38.14

At 31st December 2004	4,419		3,562
Awards granted	403	£12.00	511	$44.39
Awards exercised	(138)		(143)
Awards cancelled	(170)		(81)

At 31st December 2005	4,514		3,849

Employee Share Ownership Plan Trusts
The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares on the open market with finance provided by the Group by way of loans or contributions. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and held at the value of proceeds receivable from employees on exercise. If there is deemed to be a permanent diminution in value this is reflected by a transfer to retained earnings.

Shares held for share award schemes	2005	2004

Number of shares (000)	22,169	22,992

	£m	£m

Nominal value	6	6
Carrying value	116	213
Market value	326	281

Shares held for share option schemes	2005	2004

Number of shares (000)	145,267	151,535

	£m	£m

Nominal value	36	38
Carrying value	2,197	2,361
Market value	2,134	1,852

The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

GSK Annual Report 2005
134

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles

The analyses and reconciliations presented in this Note represent the financial information prepared on the basis of US Generally Accepted Accounting Principles (US GAAP) rather than IFRS.

Summary of material differences between IFRS and US GAAP
Acquisition of SmithKline Beecham
The Group has exercised the exemption available under IFRS 1 ‘First-time Adoption of IFRS’ not to restate business combinations prior to the date of transition of the Group’s reporting GAAP from UK Generally Accepted Accounting Principles (UK GAAP) to IFRS. Therefore the combination in 2000 of Glaxo Wellcome plc and SmithKline Beecham plc continues to be accounted for as a merger (pooling of interests) in accordance with UK GAAP at that time. Under US GAAP, this business combination did not qualify for pooling of interests accounting and Glaxo Wellcome was deemed to be the accounting acquirer in a purchase business combination.

Accordingly the net assets of SmithKline Beecham were recognised at fair value as at the date of acquisition. As a result of the fair value exercise, increases in the values of SmithKline Beecham’s inventory, property, plant and equipment, intangible assets, investments and pension obligations were recognised and fair market values attributed to its internally-generated intangible assets, mainly product rights (inclusive of patents and trademarks) and in-process research and development, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of SmithKline Beecham is recorded as goodwill.

Capitalised interest
Under IFRS, the Group does not capitalise interest. US GAAP requires interest incurred as part of the cost of constructing a fixed asset to be capitalised and amortised over the life of the asset.

Goodwill
The Group has exercised the exemption available under IFRS 1 not to restate business combinations prior to the date of transition of the Group’s reporting GAAP from UK GAAP to IFRS. Under UK GAAP, goodwill arising on acquisitions before 1998 accounted for under the purchase method was eliminated against equity, and under IFRS, on future disposal or closure of a business, any goodwill previously taken directly to equity under a former GAAP will not be charged against income. Under UK GAAP, goodwill arising on acquisitions from 1998 was capitalised and amortised over a period not exceeding 20 years. On the date of the Group’s transition to IFRS, 1st January 2003, amortisation ceased in accordance with IFRS 3 ‘Business combinations’. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. As permitted by the business combinations exemption available under IFRS 1, amortisation arising prior to 2003 was not reversed.

Under US GAAP, goodwill arising on acquisitions prior to 30th June 2001 was capitalised and amortised over a period not exceeding 40 years. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 142, ‘Goodwill and Other Intangible Assets’.

Like IFRS 3, SFAS 142 requires that goodwill must not be amortised and that annual impairment tests of goodwill must be undertaken. The implementation of SFAS 142 in 2002, a year earlier than the Group’s transition to IFRS, results in goodwill balances acquired between 1998 and 2003 reflecting one year less of amortisation under US GAAP than under IFRS.

Under IFRS, costs to be incurred in integrating and restructuring the Wellcome, SmithKline Beecham and Block Drug businesses following the acquisitions in 1995, 2000 and 2001 respectively were charged to the income statement post acquisition. Similarly, integration and restructuring costs arising in respect of the acquisitions of Corixa and ID Biomedical in 2005 have been charged to the income statement under IFRS. Under US GAAP, certain of these costs are considered in the allocation of purchase consideration thereby affecting the goodwill arising on acquisition.

In-process research & development (IPR&D)
Under IFRS, IPR&D projects acquired in a business combination are capitalised and remain on the balance sheet, subject to any impairment write-downs. Amortisation is charged over the assets’ estimated useful lives from the point when the assets became available for use. Under US GAAP, such assets are recognised in the opening balance sheet but are then written off immediately to the income statement, as the technological feasibility of the IPR&D has not yet been established and it has no alternative future use. Under IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. US GAAP does not provide for deferred tax on these assets, resulting in a reconciling adjustment to deferred tax and goodwill.

IPR&D acquired in transactions other than business combinations is discussed under Intangible assets below.

Intangible assets
Under IFRS, certain intangible assets related to specific compounds or products which are purchased from a third party and are developed for commercial applications are capitalised but not subject to amortisation until regulatory approval is obtained. Under US GAAP, payments made in respect of these compounds or products which are still in development and have not yet received regulatory approval are charged directly to the income statement.

Under IFRS, intangible assets are amortised over their estimated useful economic life except in the case of certain acquired brands where the end of the useful economic life of the brand cannot be foreseen. Under US GAAP, until the implementation of SFAS 142 ‘Goodwill and Other Intangible Assets’ in 2002, all intangible assets, including brands, were amortised over a finite life. On implementation of SFAS 142 in 2002, intangible assets deemed to have indefinite lives were no longer amortised. As a result of the difference in accounting treatment prior to the implementation of SFAS 142, the carrying values of indefinite lived brands are affected by amortisation charged before 2002 under US GAAP.

GSK Annual Report 2005
135

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Restructuring costs
Under IFRS, restructuring costs incurred following acquisitions were charged to the profit and loss account post acquisition. For US GAAP purposes, certain of these costs were recognised as liabilities upon acquisition in the opening balance sheet.

Other restructuring costs are recorded as a provision under IFRS when a restructuring plan has been announced. Under US GAAP, a provision may only be recognised when further criteria are met or the liability is incurred. Therefore adjustments have been made to eliminate provisions for restructuring costs that do not meet US GAAP requirements.

Marketable securities
Marketable securities consist primarily of equity securities and certain other liquid investments, principally government bonds and short-term corporate debt instruments. Under SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’, these securities are considered available for sale and are carried at fair value, with the unrealised gains and losses, net of tax, recorded as a separate component of shareholders’ equity. Under IFRS, these are accounted for as available-for-sale financial assets in accordance with IAS 39 ‘Financial Instruments : Recognition and Measurement’.

The accounting treatment for marketable securities under US GAAP and IFRS is similar. However, differences do arise, principally as a result of the category of marketable securities as defined by SFAS 115 being smaller than the category of available-for-sale financial assets as defined by IAS 39. Investments which are not marketable securities under the SFAS 115 definition are accounted for at cost less impairments under US GAAP rather than at fair value.

The Group did not adopt IAS 39 until 1st January 2005, and, in accordance with the exemption available under IFRS 1, has presented financial instruments in the comparative periods in accordance with UK GAAP. Therefore in 2004 these securities are stated at the lower of cost and net realisable value.

Marketable securities are reviewed at least every six months for other than temporary impairment. For equity securities, the factors considered include:

•	the investee’s current financial performance and future prospects
•	the general market condition of the geographic or industry area in which the investee operates
•	the duration and extent to which the market value has been below cost.

Gross unrealised gains and losses on marketable securities were £36 million and £4 million, respectively, at 31st December 2005 (2004 –£60 million and £3 million, respectively). The fair value of marketable securities with unrealised losses at 31st December 2005 is £62 million (2004 – £21 million). All of these marketable securities have been in a continuous loss position for less than 12 months. Deferred tax provided against unrealised gains and losses at 31st December 2005 was £4 million (2004 – £16 million). Gains of £7 million were reclassified out of accumulated other comprehensive income into the income statement on disposals of equity investments during the year.

The proceeds from sale of marketable securities under US GAAP were £19,416 million in the year ended 31st December 2005. The proceeds include the roll-over of liquid funds on short-term deposit. The gross gains and losses reflected in the consolidated income statement in respect of marketable securities were £7 million and £nil, respectively.

Pensions and other post-retirement benefits
The key difference between IFRS and US GAAP is the method of recognition of actuarial gains and losses. GSK has opted under IFRS to recognise actuarial gains and losses in the statement of recognised income and expense in the year in which they arise. Under US GAAP actuarial gains and losses are recognised using the 10% corridor approach and deferred actuarial gains and losses are amortised. Therefore the pension liability recognised under IFRS is greater than under US GAAP.

Stock-based compensation
Under IFRS 2 ‘Share-based Payment’, share options are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods. Under US GAAP, the Group applies SFAS 123 ‘Accounting for Stock-Based Compensation’ and related accounting interpretations in accounting for its option plans, which also require options to be fair valued at their grant date and included in the income statement over the vesting period of the options. Differences arise as a result of the application of differing measurement bases in respect of performance conditions attaching to share-based payments and in the treatment of lapsed grants.

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

The Group also evaluates contracts for ‘embedded’ derivatives. In accordance with SFAS 133 requirements, if embedded derivatives are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives.

The key differences between IFRS under which the Group’s financial statements are prepared and US GAAP, and in the Group’s application of their respective requirements, are:

•	certain derivatives which are designated by the Group as hedging instruments under IAS 39 are not designated as hedging instruments under SFAS 133. Accordingly, hedge accounting is not applied under US GAAP in respect of these arrangements

GSK Annual Report 2005
136

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles
continued

•	the definition of derivatives within the scope of SFAS 133 excludes instruments for which there is no liquid market. This leads to certain items not being recognised on the balance sheet, although they are accounted for as derivatives under IFRS, most notably the call option over Theravance shares

•	IAS 39 has an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. SFAS 133 does not grant a similar exemption and so the Group identifies and separately accounts for more embedded derivatives under US GAAP than it does under IFRS.

The Group has exercised the exemption available under IFRS 1 to present financial instruments in the comparative periods in accordance with UK GAAP. Under UK GAAP, some derivative instruments used for hedges were not recognised on the balance sheet and the matching principle was used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they related. Gains and losses related to the fair value adjustments on these derivative instruments are therefore reconciling items. As in 2005, the Group did not designate any of its derivatives as qualifying hedge instruments under SFAS 133.

The fair value and book value of derivative instruments as at 31st December 2004 is disclosed in the ‘Classification and fair value of financial assets and liabilities’ table in Note 36.

Valuation of derivative instruments
The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on at least a quarterly basis. Derivatives, including interest rate swaps and cross-currency swaps, are valued using standard valuation models, counterparty valuations, or third party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument.

Foreign exchange contracts are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically viable but reserves the right to exercise early termination rights if economically beneficial when such rights exist in the contract.

Dividends
Under IFRS, GSK plc’s quarterly dividends are recognised only on payment. Under US GAAP, the dividends are recognised in the financial statements when they are declared.

Other
The following adjustments are also included in the reconciliations:

•	computer software – under IFRS, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, which restricts the categories of costs which can be capitalised.

•	guarantor obligations – under US GAAP, the Group applies the FASB’s Financial Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. This requires that the Group recognise certain guarantees issued, measured at fair value. Under IFRS, such guarantor obligations are recognised when further additional criteria are met or the liability is incurred.

•	variable interest entities – under the FASB’s Interpretation No. 46 Revised (FIN 46R), ‘Consolidation of Variable Interest Entities’, certain entities, known as Variable Interest Entities (VIEs), must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. The Group has completed a review of potential VIEs and, as a consequence, has consolidated Theravance Inc. from May 2004 (see Note (c) on page 142). No other VIEs of which the Group is the primary beneficiary were identified.

•	fixed asset and inventory impairments – reversals of impairments previously recorded against the carrying value of assets are permitted under IFRS in certain circumstances. US GAAP does not permit reversals of these impairments.

•	various other small adjustments.

Consolidated summary statement of cash flows
The US GAAP cash flow statement reports three categories of cash flows: operating activities (including tax and interest); investing activities (including capital expenditure, acquisitions and disposals together with cash flows from available-for-sale current asset investments); and financing activities (including dividends paid). A summary statement of cash flows is presented on page 140.

Comprehensive income statement
The requirement of SFAS 130, ‘Reporting comprehensive income’, to provide a comprehensive income statement is met under IFRS by the Statement of recognised income and expense (page 88).

GSK Annual Report 2005
137

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles
continued

Recent Financial Accounting Standards Board (FASB)
pronouncements
FSP FIN 46(R)-5
In March 2005, the FASB issued FASB Staff Position (FSP) FIN 46 (R)-5, ‘Implicit Variable Interests under FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities’. The FSP requires a reporting enterprise to consider whether it holds an implicit variable interest in the VIE or potential VIE. The determination of whether an implicit variable interest exists involves determining whether an enterprise may be indirectly absorbing or receiving the variability of the entity. The FSP is effective in the first reporting period beginning after 3rd March 2005. The adoption of the FSP by the Group has not had an impact on its overall results of operations or financial position under US GAAP.

EITF 05-06
In June 2005 the Emerging Issues Task Force (EITF) reached consensus on Issue 05-6, ‘Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination’. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased.

EITF 05-6 is effective immediately. The adoption of EITF 05-6 has not had a material impact on the Group’s consolidated financial position, results of operations or cash flows under US GAAP.

SFAS 123R and related FSPs
In December 2004, the FASB issued SFAS 123 (revised 2004), ‘Share-Based Payment’. SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective for the Group from 1st January 2006. From the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date.

During 2005 the FASB issued FSP 123R-1, FSP 123R-2 and FSP 123R-3. These FSPs detail with various aspects of the implementation of SFAS 123R. GSK is in the process of assessing the impact of the adoption of SFAS 123R on the Group’s consolidated financial position, results of operations and cash flows under US GAAP.

Other recent FASB pronouncements
In November 2004, the FASB issued SFAS 151, ‘Inventory Costs – an amendment of ARB No. 43, Chapter 4’. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15th June 2005.

In December 2004, the FASB issued SFAS 153, ‘Exchanges of Non-monetary Assets - an amendment of APB Opinion 29’, which amends APB Opinion 29, ‘Accounting for Non-monetary Transactions’ to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after 15th June 2005.

In March 2005, the FASB published FASB Staff Position (FSP) FIN 47, ‘Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143’ which clarifies the application of SFAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’ in respect of conditional asset retirement obligations. The FSP is effective in the first period beginning after 15th December 2005.

In November 2005, the FASB issued FSP 115-1 and FSP 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ which nullify certain requirements of EITF 03-1 and supersede EITF D-44. The FSPs provide guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. The FSPs are effective for fiscal years beginning after 15th December 2005.

In November 2005, the FASB issued FSP FIN 45-3 to provide clarification with respect to the application of FIN 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’. FSP FIN 45-3 includes within its scope and provides guidance concerning the application of FIN 45 to a guarantee granted to a business (or to its owners) that the entity’s revenue (or the revenue of a specified portion of the entity) will meet a minimum amount (referred to as a minimum revenue guarantee).

The Group does not expect the adoption of the above pronouncements to have a material impact on its consolidated financial position, results of operations or cash flows under US GAAP.

In May 2005, SFAS 154, ‘Accounting Changes and Error Corrections – replacement of APB Opinion 20 and SFAS 3,’ was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15th December 2005. The Group cannot determine the impact of SFAS 154 as it depends in part upon future changes to US accounting principles.

GSK Annual Report 2005
138

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US GAAP had been applied instead of IFRS.

		2005	2004	2003
Profit	Notes	£m	£m	£m

Profit after taxation for the year under IFRS		4,816	4,022	4,308
Profit attributable to minority interests		(127)	(114)	(107)

Profit attributable to shareholders under IFRS		4,689	3,908	4,201
US GAAP adjustments:
Amortisation and impairment of intangible assets	b	(1,584)	(1,441)	(2,303)
Acquisition and disposal of product rights	b	(72)	(210)	(105)
Write-off of in-process R&D acquired in business combinations	b	(26)	–	–
Capitalised interest		(1)	(17)	23
Disposal of interests in associates and subsidiaries		–	(97)	–
Investments		(2)	(30)	(31)
Pensions and post-retirement benefits	f	(127)	(126)	(130)
Stock-based compensation		6	13	(2)
Derivative instruments and hedging		(30)	33	(41)
Fair value of put option granted to minority shareholders	c	–	17	–
Restructuring		1	(12)	98
Tax benefits on exercise of stock options	d	(47)	(10)	(13)
Deferred taxation	d	585	757	740
Other		(56)	(53)	(17)

Net income under US GAAP		3,336	2,732	2,420

	2005	2004	2003
Earnings per share under US GAAP	p	p	p

Basic net income per share	58.8	47.6	41.7

Diluted net income per share	58.3	47.5	41.6

	2005	2004	2003
Earnings per ADS under US GAAP	$	$	$

Basic net income per ADS	2.14	1.74	1.37

Diluted net income per ADS	2.12	1.74	1.36

		2005	2004
Equity shareholders’ funds	Notes	£m	£m

Total equity under IFRS		7,570	5,937
Minority interests		(259)	(213)

Shareholders’ equity under IFRS		7,311	5,724
US GAAP adjustments:
Goodwill	a	17,976	17,817
Product rights	b	12,065	13,756
Pension intangible asset	f	86	102
Property, plant and equipment		33	43
Capitalised interest		179	180
Marketable securities		–	49
Other investments		576	532
Pensions and other post-retirement benefits	f	1,163	1,128
Restructuring costs		65	80
Derivative instruments and hedging		(33)	(15)
Fair value of put option granted to minority shareholders	c	–	17
Dividends		(568)	(571)
Deferred taxation	e	(4,531)	(4,840)
Other		(40)	40

Shareholders’ equity under US GAAP		34,282	34,042

GSK Annual Report 2005
139

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Consolidated statement of cash flows under US GAAP	2005	2004	2003
	£m	£m	£m

Net cash provided by operating activities	5,751	4,618	4,895
Net cash used in investing activities	(1,843)	(988)	(904)
Net cash used in financing activities	(2,409)	(3,038)	(3,051)

Net increase in cash and cash equivalents	1,499	592	940
Exchange rate movements	237	(93)	(36)
Cash and cash equivalents at beginning of year	2,485	1,986	1,082

Cash and cash equivalents at end of year	4,221	2,485	1,986

Notes to the Profit and Equity shareholders’ funds reconciliations

(a) Goodwill
The following tables set out the IFRS to US GAAP adjustments required to the IFRS balance sheet in respect of goodwill including goodwill in respect of associated undertakings:

Balance sheet	2005	2004
	£m	£m

Goodwill under IFRS	696	304
Goodwill under US GAAP	18,672	18,121

IFRS to US GAAP adjustments	17,976	17,817

Of the £18,672 million (2004 – £18,121 million) US GAAP goodwill balance at 31st December 2005, £15,875 million (2004 – £15,875 million) is in respect of the goodwill arising on the acquisition of SmithKline Beecham by Glaxo Wellcome in 2000.

The following tables present the changes in goodwill allocated to the Group’s reportable segments:

		Consumer
	Pharmaceuticals	healthcare	Total
	£m	£m	£m

At 1st January 2004	15,668	2,461	18,129
Asset written off	(1)	–	(1)
Exchange adjustments	5	(12)	(7)

At 31st December 2004	15,672	2,449	18,121
Additions	528	–	528
Disposals	(1)	–	(1)
Exchange adjustments	5	19	24

At 31st December 2005	16,204	2,468	18,672

(b) Intangible assets
The following tables set out the IFRS to US GAAP adjustments required to the IFRS income statement and balance sheet in respect of intangible assets:

Income statement	2005	2004	2003
	£m	£m	£m

Amortisation charge under IFRS	109	75	58
Amortisation charge under US GAAP	1,674	1,516	1,641

IFRS to US GAAP adjustment for amortisation	1,565	1,441	1,583

Impairment charge under IFRS	99	26	46
Impairment charge under US GAAP	118	26	766

IFRS to US GAAP adjustment for impairment	19	–	720

In addition to the above adjustments for amortisation and impairments, further IFRS to US GAAP adjustments arose during the year of £98 million (2004 – £173 million; 2003 – £105 million) in respect of the acquisition and disposal of in-process R&D, licences, patents etc. which are capitalised under IFRS but charged directly to research and development expense under US GAAP, and £nil million (2004 – £37 million; 2003 – £nil) in respect of disposals of product rights which have a higher carrying value under US GAAP than under IFRS.

GSK Annual Report 2005
140

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Balance sheet	2005	2004
	£m	£m

Product rights intangible assets under IFRS	3,120	2,241
Product rights intangible assets under US GAAP	15,185	15,997

Net IFRS to US GAAP product rights adjustments	12,065	13,756

Product rights intangible assets under US GAAP are analysed as follows:

2005
	Acquired	Licenses,	Brands subject	Indefinite
	products	patents, etc.	to amortisation	lived brands	Total
	£m	£m	£m	£m	£m

Cost	20,857	512	1,096	4,722	27,187
Accumulated amortisation and impairment	(11,115)	(72)	(185)	(630)	(12,002)

Carrying value	9,742	440	911	4,092	15,185

2004

Cost	20,061	398	1,096	4,652	26,207
Accumulated amortisation and impairment	(9,472)	(27)	(134)	(577)	(10,210)

Carrying value	10,589	371	962	4,075	15,997

The acquired products are pharmaceutical products, principally arising from the acquisition of SmithKline Beecham plc, with book values net of accumulated amortisation and impairment as follows:

	2005	2004
	£m	£m

Avandia	3,841	4,190
Seroxat/Paxil	1,410	1,879
Augmentin	1,142	1,318
Fluviral	683	–
Havrix	363	387
Infanrix	294	314
Coreg	240	320
Twinrix	235	250
Engerix-B	224	239
Hycamtin	212	248
Others	827	1,444

Acquired products intangible assets under US GAAP	9,471	10,589

The indefinite lived brands relate to a large number of Consumer Healthcare products, principally arising from the acquisitions of SmithKline Beecham plc (including products previously acquired by SmithKline Beecham from Sterling Winthrop Inc.) and the Block Drug Company, with book values as follows:

	2005	2004
	£m	£m

Panadol	730	692
Aquafresh	347	347
Lucozade	324	324
Horlicks	319	319
Ribena	309	309
Nicorette	292	292
Odol	228	228
Tums	226	226
Sensodyne	225	221
Nicoderm	224	224
Others	868	893

Indefinite lived brands intangible assets under US GAAP	4,092	4,075

GSK Annual Report 2005
141

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively stable and profitable market sectors, and their size, diversification and market shares mean that the risk of market-related factors causing a shortening of the brands’ lives is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised. Each brand is tested annually for impairment applying a fair value less costs to sell methodology and using five year post-tax cash flow forecasts with a terminal value calculation and applying a discount rate of the Group post-tax weighted average cost of capital of 8%. This approximates to applying a pre-tax discount rate to pre-tax cash flows.

The carrying values of certain intangibles subject to amortisation were reviewed and an impairment of £68 million (2004 – £26 million) has been recorded. Of this, £46 million (2004 – £nil) relates to pharmaceutical products and £22 million (2004 – £26 million) to Consumer Healthcare products. An impairment charge in respect of Consumer Healthcare intangible assets not subject to amortisation of £50 million was recognised during 2005 (2004 – £nil).

As discussed in Note 41 ‘Legal proceedings’, a number of distributors of generic drugs have filed applications to market generic versions of a number of the Group’s products prior to the expiration of the Group’s patents. If generic versions of products are launched in future periods at earlier dates than the Group currently expects, impairments of the carrying value of the products may arise.

The estimated future amortisation expense for the next five years for intangible assets subject to amortisation as of 31st December 2005 is as follows:

Year	£m

2006	1,447
2007	1,430
2008	1,430
2009	774
2010	756

Total	5,837

In-process R&D of £26 million (2004 – £nil; 2003 – £nil) arising on the acquisitions of ID Biomedical and Corixa Corporation has been written-off. This has been valued on the same basis as the other intangible assets acquired and relates to various development projects in the pre-approval stage where the technological feasibility of the projects had not been established at the point of acquisition.

(c) Theravance
In May 2004, the Group formed a strategic alliance with Theravance Inc. to develop and commercialise novel medicines across a variety of important therapeutic areas. Under the terms of the alliance, Theravance received $129 million, a significant part of which related to the Group’s purchase of Theravance shares. The Group has a call option in 2007 to further increase its ownership to over 50% at a significant premium to the price paid in the 2004 transaction. Theravance’s shareholders have a put option at a lower exercise price to cause GlaxoSmithKline to acquire up to half of their outstanding stock in 2007. Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. The Group has an exclusive option to license potential new medicines from all of Theravance’s programmes until August 2007. Upon exercising its option over a Theravance programme, the Group will be responsible for the relevant development, manufacturing and commercialisation activities. Depending on the success of such programmes, Theravance will receive clinical, regulatory and commercial milestone payments and royalties on the subsequent sales of medicines. Based on the assessment performed, the Group was the primary beneficiary of Theravance, as defined by FIN 46R, and as a result Theravance has been consolidated into the Group’s US GAAP financial statements from May 2004. The net assets acquired were measured at fair value. The principal adjustment to the carrying value of the net assets in Theravance’s balance sheet prior to the acquisition was recognition of in-process research and development (IPR&D) at a valuation of £273 million. The IPR&D was written off immediately after the acquisition in accordance with US GAAP purchase accounting. The effect of consolidating Theravance, including reversal of fair value gains recorded for the investment under IFRS, has been to decrease shareholders’ equity by £10 million (2004 – £60 million) and net income by £16 million (2004 – £60 million).

Additionally, the Group has accounted for the Theravance put option discussed above in accordance with SFAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’, which requires the Group to record the fair value of the put option as a liability. The fair value of the Theravance put option at 31st December 2005 is £47 million (2004 – £69 million). In accordance with SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ the call option is not recognised in the financial statements as it is not readily convertible into cash.

GSK Annual Report 2005
142

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

(d) Taxation
	2005	2004	2003
Total tax expense	£m	£m	£m

IFRS:
Current tax expense	2,019	1,667	1,961
Deferred tax (credit)/expense	(103)	90	(310)

Total tax expense	1,916	1,757	1,651

US GAAP:
Current tax expense	2,103	1,717	2,014
Deferred tax credit	(688)	(667)	(1,050)

Total tax expense	1,415	1,050	964

IFRS to US GAAP adjustments:
Current tax expense	84	50	53
Deferred tax credit	(585)	(757)	(740)

Total tax expense	(501)	(707)	(687)

The IFRS to US GAAP adjustment in respect of current tax expense includes £37 million (2004 – £40 million; 2003 – £40 million) for the Group’s share of the tax expense of associates. This is recognised in the Taxation charge in the income statement under US GAAP but recorded in Share of after tax profits of associates in the income statement presented in accordance with IFRS.

(e) Deferred taxation under US GAAP

Classification of GSK’s deferred taxation liabilities and assets under US GAAP is as follows:

	2005	2004
	£m	£m

Liabilities
Stock valuation adjustment	(42)	(52)
Other timing differences	63	70

Current deferred taxation liabilities	21	18

Accelerated capital allowances	(187)	(621)
Product rights	(4,035)	(4,264)
Product and business disposals	13	(32)
Pensions and other post-retirement benefits	25	294
Other timing differences	25	37

Total deferred taxation liabilities	(4,138)	(4,568)

Assets
Intra-Group profit	619	594
Stock valuation adjustment	(72)	(62)
Other timing differences	614	523

Current deferred taxation assets	1,161	1,055

Accelerated capital allowances	(492)	(54)
Product and business disposals	(9)	–
Pensions and other post-retirement benefits	43	(253)
Tax losses	125	61
Restructuring	53	51
Legal and other disputes	160	149
Share option and award schemes	276	179
Other timing differences	(3)	45
Valuation allowances	(62)	(42)

Total deferred taxation assets	1,252	1,191

Net deferred taxation under US GAAP	(2,886)	(3,377)
Net deferred taxation under IFRS	1,645	1,463

IFRS to US GAAP adjustment	(4,531)	(4,840)

GSK Annual Report 2005
143

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

(f) Pensions and post-retirement costs under US GAAP	2005	2004	2003
	£m	£m	£m

UK pension schemes	218	225	278
US pension schemes	55	54	79
Other overseas pension schemes	87	77	83
Unfunded post-retirement healthcare schemes	114	96	118
Post-employment costs	2	18	24

	476	470	582

Analysed as:
Funded defined benefit/hybrid schemes	306	298	389
Unfunded defined benefit schemes	29	37	26
Defined contribution schemes	25	21	25
Unfunded post-retirement healthcare schemes	114	96	118
Post-employment costs	2	18	24

	476	470	582

The disclosures below include the additional information required by SFAS 132R. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Minor retirement plans with pension costs in 2005 of £8 million (2004 – £5 million; 2003 – £9 million), have not been recalculated in accordance with the requirements of SFAS 87, and have been excluded.

Net periodic pension cost for the major retirement plans	2005	2004	2003
	£m	£m	£m

Service cost	223	213	211
Interest cost	408	400	392
Expected return on plan assets	(444)	(431)	(408)
Amortisation of prior service cost	13	14	17
Amortisation of transition obligation	2	2	3
Amortisation of net actuarial loss	107	115	79

Net periodic pension cost under US GAAP	309	313	294

Termination benefits and curtailment costs	19	13	112

Major assumptions used in computing pension costs	2005	2004	2003
	% pa	% pa	% pa

Rates of future pay increases	4.00	4.25	4.25
Discount rate	4.75	5.25	5.50
Expected long-term rates of return on plan assets	6.75	7.00	7.50

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

Estimated future benefit payments	£m

2006	339
2007	353
2008	365
2009	381
2010	400
2011–2015	2,272

GSK Annual Report 2005
144

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Change in benefit obligation	2005	2004
	£m	£m

Benefit obligation at 1st January	(8,171)	(7,866)
Amendments	(1)	(2)
Service cost	(223)	(213)
Interest cost	(408)	(400)
Plan participants’ contributions	(15)	(15)
Actuarial loss	(1,334)	(137)
Benefits paid	372	345
Termination benefits and curtailment costs	(15)	(5)
Exchange adjustments	(202)	122

Benefit obligation at 31st December	(9,997)	(8,171)

Benefit obligation at 31st December for pension plans with accumulated benefit obligations in excess of plan assets	(8,748)	(5,554)

The accumulated benefit obligation at 31st December 2005 was £9,294 million (31st December 2004 – £7,691 million).
	2005	2004
Change in plan assets	£m	£m

Fair value of plan assets at 1st January	6,690	5,968
Actual return on plan assets	1,113	651
Employer contributions	661	465
Plan participants’ contributions	15	15
Benefits paid	(372)	(345)
Exchange adjustments	191	(64)

Fair value of plan assets at 31st December	8,298	6,690

Fair value of plan assets at end of year for pension plans with accumulated benefit obligations in excess of plan assets	7,735	4,519

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, index-linked securities and property. At 31st December 2005 UK equities included 1.9 million GSK shares (2004 – 0.3 million shares) with a market value of £28 million (2004 – £4 million). An analysis of the percentage of total plan assets for each major category is disclosed in Note 26. This analysis includes assets valued at £101 million in minor retirement plans, which have been excluded from these tables.

	2005	2004
Funded status	£m	£m

Funded status	(1,699)	(1,481)
Unrecognised net actuarial loss	2,499	1,900
Unrecognised prior service cost	60	75
Unrecognised transition obligation	21	24

Net amount recognised	881	518

	2005	2004
Amounts recognised in the statement of financial position	£m	£m

Prepaid benefit cost	8	365
Accrued pension liability	(1,027)	(1,065)
Intangible asset	86	102
Accumulated other comprehensive income	1,814	1,116

Net amount recognised	881	518

GSK Annual Report 2005
145

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

38 Reconciliation to US accounting principles continued

Post-retirement healthcare under US GAAP
The post-retirement healthcare costs of the UK, US and major overseas post-retirement healthcare schemes have been restated in the following tables in accordance with US GAAP. Minor healthcare plans with costs in 2005 of £5 million (2004 – £nil; 2003 – £13 million) have not been recalculated and have been excluded.

	2005	2004	2003
Net healthcare cost	£m	£m	£m

Service cost	37	32	29
Interest cost	57	55	64
Amortisation of prior service cost	(2)	(1)	(2)
Amortisation of net actuarial loss	15	11	14

Net healthcare cost	107	97	105

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa

Rate of future healthcare inflation	10.0 to 5.0	9.0 to 5.0	10.0 to 5.0
Discount rate	5.50	5.75	6.25

The rate of future healthcare inflation reflects the fact that the benefits of certain groups of participants are capped.

	2005	2004
Change in benefit obligation	£m	£m

Benefit obligation at 1st January	965	975
Service cost	37	32
Interest cost	57	55
Plan participants’ contributions	8	8
Actuarial loss	82	6
Benefits paid	(43)	(47)
Exchange	105	(64)

Benefit obligation at 31st December	1,211	965

Change in plan assets

Fair value of plan assets at 1st January	–	–
Employer and plan participants’ contributions	43	47
Benefits paid	(43)	(47)

Fair value of plan assets at 31st December	–	–

Funded status

Funded status	(1,211)	(965)
Unrecognised net actuarial loss	450	340
Unrecognised prior service cost	(14)	(14)

Accrued post-retirement healthcare cost	(775)	(639)

	1% decrease	1% increase
Impact of a 1% variation in the rate of future healthcare inflation	£m	£m

Effect on total service and interest cost for post-retirement healthcare	(7)	10
Effect on obligation for post-retirement healthcare	(81)	90

		Medicare
	Gross	subsidy	Net
Estimated future benefit payments	£m	£m	£m

2006	42	(3)	39
2007	46	(3)	43
2008	49	(4)	45
2009	53	(4)	49
2010	56	(4)	52
2011–2015	317	(29)	288

GSK Annual Report 2005
146

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2005. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary undertaking	Segment	Activity	%

England	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	+GlaxoSmithKline Finance plc	Ph,CH	f

	Brentford	GlaxoSmithKline Capital plc	Ph	f
	Brentford	SmithKline Beecham p.l.c.	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Greenford	Glaxo Group Limited	Ph	h
	Greenford	Glaxo Operations UK Limited	Ph	p
	Brentford	Glaxo Wellcome International B.V. (i)	Ph,CH	h
	Brentford	Glaxo Wellcome Investments B.V. (i)	Ph,CH	h
	Stockley Park	Glaxo Wellcome UK Limited	Ph	h m p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	SmithKline Beecham (Investments) Limited	Ph,CH	f
	Brentford	SmithKline Beecham (SWG) Limited	CH	e m
	Brentford	SmithKline Beecham Research Limited	Ph	m
	Brentford	Stafford-Miller Limited	CH	m p
	Greenford	The Wellcome Foundation Limited	Ph	p

Austria	Vienna	GlaxoSmithKline Pharma G.m.b.H	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r
	Rixensart	GlaxoSmithKline Biologicals Manufacturing S.A.	Ph	h

Guernsey	St. Peter Port	SmithKline Beecham Limited	Ph,CH	i

Denmark	Ballerup	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	m p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline Pharma GmbH	Ph	h

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	h m

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p A.	CH	h m

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.	Ph,CH	f h

GSK Annual Report 2005
147

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	m p	97
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.Zo.o.	CH	m e

Portugal	Lisbon	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m
Ireland	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	p
	Carrigaline	SmithKline Beecham (Manufacturing) Limited (ii)	Ph	p

Spain	Tres Cantos	GlaxoSmithKline S.A.	Ph	m p
	Alcala de Henares	SmithKline Beecham S.A.	Ph	p

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline Investments (Switzerland) GmbH	Ph,CH	h
	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m
	Zug	Adechsa GmbH	Ph	e

USA

USA	Philadelphia	SmithKline Beecham Corporation	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m p
	Wilmington	GlaxoSmithKline Financial Inc.	Ph	f
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph,CH	m p r
	Vancouver	ID Biomedical Corporation	Ph	d m p r

Asia Pacific

Australia	Boronia	Glaxo Wellcome Australia Pty Ltd	Ph,CH	d e m p r

China	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	d m p r	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	m p	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd	Ph	m

South Korea	Seoul	GlaxoSmithKline Korea	Ph	m p

Taiwan	Taipei	Glaxo Wellcome Taiwan Limited	Ph	m p

GSK Annual Report 2005
148

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p r	85

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Ltda	Ph,CH	m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m
	San Juan	SB Pharmco Puerto Rico Inc.	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela C.A.	Ph,CH	m

Middle East &
Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	90

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Ltd	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph	m p

USA	Location	Associated undertaking	Business		%

USA	Teterboro	Quest Diagnostics Incorporated (iv)	Clinical testing		18

i)	Incorporated in the Netherlands.

ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

iii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of dominant influence.

iv)	Equity accounted on the grounds of significant influence.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

Key

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare

Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies.

GSK Annual Report 2005
149

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Transition to IFRS

Background

The IFRS project
In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005.

The GlaxoSmithKline Annual Report for the year ending 31st December 2005 is the first Annual Report prepared under IFRS.

As 2003 is the earliest year for which full IFRS financial statements are presented in the Annual Report 2005, the transition date to IFRS for GlaxoSmithKline is 1st January 2003. Normally, accounting changes of this nature would require full retrospective application, but GSK has taken advantage of exemptions available under the IFRS transitional rules to apply certain requirements only with effect from the transition date of 1st January 2003 or, in the case of financial instruments, from 1st January 2005.

Financial instruments
GSK has adopted IAS 39 as endorsed by the European Union. However, one of the exemptions available under IFRS 1 relaxes the requirement for comparative information presented in the Annual Report 2005 to comply with IAS 32 and IAS 39. GlaxoSmithKline has taken advantage of this exemption, and so, in 2003 and 2004, financial instruments are accounted for and presented on a UK GAAP basis.

On 1st January 2005 there was an adjustment of £12 million to the opening balance sheet to reflect the movements from the UK GAAP carrying values to the IAS 39 values, which for many financial instruments will be fair value.

The financial instruments concerned are:

•	Held at fair value under IFRS with movements recorded in equity:
	–	Equity investments
	–	Liquid investments
	–	Derivatives classified as cash flow hedging instruments

•	Held at fair value under IFRS with movements recorded in the income statement:
	–	Equity collar linked to the Group’s investment in Quest Diagnostics Inc.
	–	Put and call options linked to the Group’s strategic alliance with Theravance Inc.
	–	Other derivatives not classified as hedging instruments, including embedded derivatives
	–	Derivatives classified as fair value hedges together with the hedged element of the relevant asset or liability

•	Presentation differences only:
	–	Non-equity minority interests (repaid during 2004).

If the IAS 39 valuation rules had been applied in 2004 there would have been a charge to profit before tax, the largest elements of which arise from the Quest collar (£42 million; 2003 – £42 million) and the Theravance put and call options (£53 million; 2003 – nil). Valuations are inherently unpredictable and changes in the fair values of financial instruments could have a material impact on the future results and financial position of GSK.

IFRS adjustments

A summary of the principal differences between UK GAAP and IFRS as they apply to GSK is set out below and the financial effect is shown on pages 153 to 156.

Customer allowances
This adjustment is a reclassification between turnover and expenses with no profit or cash flow effect. IFRS has no detailed rules in relation to when certain marketing and promotional expenditure should be deducted from turnover rather than recorded as an expense. However, these rules do exist under US GAAP in EITF 01-09, ‘Accounting for Consideration Given by a Vendor to a Customer’, which requires most marketing, advertising, and promotion payments made to customers to be deducted from turnover. This has the most significant impact in the Consumer Healthcare business where payments to large retailers for in-store advertising, preferential shelf-space, product listings etc. are commonplace.

GSK believes that this reflects best practice in revenue recognition and hence, in the absence of detailed guidance under IFRS, has decided to adopt a revenue recognition policy under IFRS in line with EITF 01-09. Therefore there is not expected to be any difference between turnover reported under IFRS and turnover reported under US GAAP. This adjustment has no impact on profit before tax or EPS.

Share-based payments
The previous UK GAAP approach to share-based payments was to record any intrinsic loss on grant suffered by the company. This means that for share options granted at the market price, there was no charge to the income statement. Where shares or options were granted at no cost to the employee (e.g. under long-term incentive plans) the income statement was charged with an amount equal to the market price on the date of the award, spread over the performance period (usually three years).

IFRS 2, ‘Share-based Payment’, and its UK GAAP equivalent FRS 20, ‘Share-based Payment’, both of which came into force in 2005, require the fair value of the equity instruments issued to be charged to the income statement. The Group has chosen to recognise all unvested options and awards retrospectively.

GSK receives a tax credit, as appropriate, which relates to share options and awards when exercised, based on the gains the holders make and dependent on the tax rules in the country in which the deduction is claimed. The deferred tax asset represents an estimate of future tax relief for this gain and is based on the potential gains available to the option or award holders at the balance sheet date. The movement in deferred tax asset from one balance sheet to the next may result in either a tax credit or a tax charge recorded in the income statement. The amount of any tax credit recognised in the income statement is capped at the cumulative amount of the tax effect of the share-based payment charge. Any excess credit is taken to equity.

This adjustment reduced profit before tax in 2004 by £309 million (2003 – £368 million), earnings by £314 million (2003 – £344 million) and EPS by 5.5 pence (2003 – 5.9 pence).

GSK Annual Report 2005
150

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Transition to IFRS continued

IFRS adjustments
The share-based payments charge reduced to a more normal level of £236 million in 2005. The considerably higher charge in 2004 and 2003 arises from two main factors. Relatively few share options were granted during 2000 when the GW/SB merger was being finalised, but then in 2001 there was a full “catch-up” grant early in the year followed by the normal annual grant in November 2001. In addition, the grants in 2001 were made at an average share price in excess of £18. These share options became exercisable in 2004 and therefore fell out of the charge in 2005, which now reflects more current share prices and more normal grant levels.

Coreg capitalisation and amortisation
The North American rights to Coreg were acquired at the time of the GW/SB merger as partial consideration for the required disposal of Kytril to Roche. Under UK GAAP this was accounted for as an exchange of assets with no value being attributed to Coreg on the balance sheet. IFRS, however, requires the acquired rights to Coreg to be added to intangible assets at their fair value on the date of acquisition of $400 million, and then amortised over their remaining useful life of eight years. This adjustment reduces 2004 profit before tax by £27 million (2003 – £31 million) and EPS by 0.3 pence (2003 – 0.3 pence).

Other intangible assets amortisation
Under UK GAAP, GSK amortised intangible assets over their estimated expected useful lives from acquisition, which was up to a maximum of 15 years. IFRS only permits amortisation to commence when the asset becomes available for use, with annual impairment testing required before this point. GSK has determined that the point at which amortisation of product-related assets commences under IFRS will normally be regulatory approval. The majority of the Group’s intangible assets relates to the acquisition of rights to compounds in development and so has not reached the point at which amortisation commences. This has led to a reduction in the amortisation charge, which is likely to reverse in the future as these compounds reach regulatory approval and amortisation is then charged over a shorter period. Profit before tax in 2004 increased by £43 million (2003 – £43 million) and EPS by 0.5 pence (2003 – 0.5 pence).

Goodwill amortisation
UK GAAP required goodwill to be amortised over its estimated expected useful life, which GSK had determined to be normally no longer than 20 years. Under IFRS, however, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. This adjustment therefore reverses the goodwill amortisation charged under UK GAAP, including that recorded in the profit on share of associates line relating to the acquisition of the Group’s interest in Quest Diagnostics Inc. Under the business combinations exemption of IFRS 1, goodwill previously written off direct to reserves under UK GAAP is not recycled to the income statement on the disposal or part-disposal of the subsidiary or associate, as it would be under UK GAAP. The adjustment increases 2004 profit before tax by £37 million (2003 – £26 million) and EPS by 0.7 pence (2003 – 0.4 pence).

Pensions and other post-employment benefits
GlaxoSmithKline accounted under UK GAAP for pensions and other post-employment benefits (OPEBs) in accordance with SSAP 24, which spread the costs of providing the benefits over the estimated average service lives of the employees.

IAS 19, ‘Employee Benefits’, recognises surpluses and deficits in the accounts, and in accordance with the transitional provisions of IFRS 1, the surpluses and deficits have been recognised in full on the balance sheet at the transition date of 1st January 2003. In addition, following an amendment to IAS 19 issued by the IASB in December 2004, it is permitted to recognise any movements in the surpluses or deficits immediately in the balance sheet, but outside the income statement, in the Statement of recognised income and expense. This means that, in most cases, the balance sheet reflects the full surplus or deficit positions of the funds.

The Group’s policy is to charge out to the operating businesses the service cost element of the pension charge, which then gets reported within cost of sales, selling, general and administrative expenditure or research and development as appropriate, but not to charge out the element related to the funding deficit, which is all reported in selling, general and administrative expenditure. Under IAS 19, the service cost element of the total charge is considerably higher than under SSAP 24 and the funding deficit element lower. This has led to an additional reclassification adjustment between the income statement expense headings.

The overall impact of the adjustments to pensions and OPEBs in 2004 was a decrease in profit before tax of £36 million (2003 – increase of £11 million) and a decrease in EPS of 0.4 pence (2003 – nil).

Share of profits of associates
Under UK GAAP the share of profits of associates was reported within profit before tax for the Group. However, IFRS requires this share of profits to be the net profit attributable to the Group, i.e. after interest, tax and minority interests of the associate. This has led to a reclassification adjustment removing the share of the associates’ interest, tax and minority interests from those lines in the income statement and netting them all together in the share of profits of associates line. This adjustment reduced 2004 profit before tax by £42 million (2003 – £42 million) but did not affect EPS.

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

GSK Annual Report 2005
151

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40  Transition to IFRS continued

Other adjustments
There are a number of other minor adjustments and reclassifications, including:

•	Computer software, which is recorded as an intangible asset unless it forms an integral part of the operating system of a tangible fixed asset

•	Deferred tax on brands acquired with a company, where if there is a difference between the fair value of the brands on acquisition and the tax value, a taxable temporary difference arises

•	Cash equivalents reclassification, where liquid investments with maturities of less than three months at acquisition are included within cash and cash equivalents

•	Provisions reclassification, where the elements of provisions expected to be paid within one year of the balance sheet date, with the exception of pensions and OPEBs, are presented within current liabilities.

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

IFRS 1 exemptions and elections
IFRS 1, First-Time Adoption of International Financial Reporting Standards, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period or to make elections to apply IFRS with full retrospective effect where not required to do so. GSK has adopted the following key exemptions and elections:

•	Business combinations: Business combinations prior to the transition date (1st January 2003) have not been restated onto an IFRS basis. If the merger of Glaxo Wellcome and SmithKline Beecham in 2000 had been restated onto an IFRS basis it would have been accounted for as an acquisition. Fair value adjustments to the net assets of the acquired company would have been required, including the recognition of significant intangible asset balances for product rights relating to both marketed products and in-process R&D, which were not recognised under merger accounting. A significant goodwill balance would also have been recorded

•	Goodwill written off to reserves prior to 1998 under old UK GAAP is not written back to goodwill. If the business combinations exemption had not been taken, additional goodwill balances relating to acquisitions prior to 1998 would have been recognised on the IFRS balance sheet
•	Amortisation of goodwill under UK GAAP prior to the date of transition to IFRS, 1st January 2003, has not been reversed. Accordingly, goodwill recognised on the IFRS balance sheet is lower in this respect than it would have been if GSK had not taken advantage of the business combinations exemption

•	Share-based payments: IFRS 2, Share-based Payment, applies to equity instruments, such as share options granted since 7th November 2002, but GlaxoSmithKline has elected to adopt full retrospective application of the standard

•	Financial instruments: Financial instruments in the comparative periods presented in the Annual Report 2005 (i.e. 2004 and 2003) are recognised and measured on the UK GAAP basis applicable in those years, rather than in accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’. As a result, certain derivative instruments, are not recognised in the comparative periods. IFRS hedge accounting is not applied in the comparative periods so hedged borrowings are recorded at amortised cost rather than at fair value. Also, available-for-sale financial assets such as equity investments and liquid investments are recorded at cost less impairments rather than at fair value.

GSK Annual Report 2005
152

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40  Transition to IFRS continued

IFRS Consolidated income statement

	12 months 2004						12 months 2003

	UK GAAP		Adjustments		IFRS		UK GAAP		Adjustments		IFRS
	£m		£m		£m		£m		£m		£m

Turnover	20,359		(373)		19,986		21,441		(371)		21,070
Cost of sales	(4,309)		(51)		(4,360)		(4,544)		(33)		(4,577)

Gross profit	16,050		(424)		15,626		16,897		(404)		16,493
Selling, general and administration	(7,061)		(140)		(7,201)		(7,597)		(291)		(7,888)
Research and development	(2,839)		(65)		(2,904)		(2,791)		(74)		(2,865)
Other operating income	(60)		295		235		(133)		443		310

Operating profit	6,090		(334)		5,756		6,376		(326)		6,050
Finance income	102		74		176		61		40		101
Finance costs	(305)		(57)		(362)		(222)		(32)		(254)
Share of profits/(losses) of associates and joint ventures	95		(35)		60		93		(36)		57
Profit on disposal of interests in associates	138		11		149		–		–		–

Profit before taxation	6,120		(341)		5,779		6,308		(354)		5,954
Taxation	(1,701)		(56)		(1,757)		(1,729)		78		(1,651)
(Loss)/profit on disposal of businesses	(1)		1		–		5		–		5

Profit after taxation for the year	4,418		(396)		4,022		4,584		(276)		4,308

Profit attributable to minority interests	116		(2)		114		106		1		107
Profit attributable to shareholders	4,302		(394)		3,908		4,478		(277)		4,201

Earnings per share (pence)	75.0	p	(6.9	)p	68.1	p	77.1	p	(4.8	)p	72.3	p
Diluted earnings per share (pence)	74.8	p	(6.8	)p	68.0	p	76.9	p	(4.8	)p	72.1	p

IFRS Consolidated statement of recognised income and expense

		31st December 2004			31st December 2003

	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
	£m	£m	£m	£m	£m	£m

Exchange movements on overseas net assets	(54)	7	(47)	113	(60)	53
Tax on exchange movements and unrealised gains	(73)	–	(73)	(92)	2	(90)
Goodwill written back	20	(20)	–	–	–	–
Revaluation of goodwill due to exchange	6	–	6	(7)	–	(7)
Unrealised (loss)/profit on disposal of intellectual property	(1)	1	–	7	(7)	–
Actuarial gains/(losses) on defined benefit plans	–	108	108	–	(432)	(432)
Deferred tax on actuarial movements on defined benefit plans	–	(17)	(17)	–	121	121

Net (losses)/gains recognised directly in equity	(102)	79	(23)	21	(376)	(355)

Profit for the year	4,418	(396)	4,022	4,584	(276)	4,308

Total recognised income and expense for the year	4,316	(317)	3,999	4,605	(652)	3,953

GSK Annual Report 2005
153

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40  Transition to IFRS continued

IFRS Consolidated balance sheet

		31st December 2004			31st December 2003

	UK GAAP	Adjustments	IFRS	UK GAAP	Adjustments	IFRS
	£m	£m	£m	£m	£m	£m

Non-current assets
Property, plant and equipment	6,471	(274)	6,197	6,441	(285)	6,156
Goodwill	139	165	304	143	151	294
Other intangible assets	2,003	510	2,513	1,697	533	2,230
Investments in associates and joint ventures	187	22	209	196	14	210
Other investments	298	–	298	262	–	262
Deferred tax assets	1,537	495	2,032	1,441	498	1,939
Other non-current assets	597	14	611	522	9	531

Total non-current assets	11,232	932	12,164	10,702	920	11,622

Current assets
Inventories	2,192	1	2,193	2,109	–	2,109
Current tax recoverable	–	155	155	–	239	239
Trade and other receivables	5,175	(724)	4,451	4,934	(439)	4,495
Liquid investments	2,818	(1,306)	1,512	2,493	(1,024)	1,469
Cash and cash equivalents	1,161	1,306	2,467	962	1,024	1,986
Assets held for sale	–	2	2	–	–	–

Total current assets	11,346	(566)	10,780	10,498	(200)	10,298

Total assets	22,578	366	22,944	21,200	720	21,920

Current liabilities
Short-term borrowings	(1,582)	–	(1,582)	(1,452)	–	(1,452)
Trade and other payables	(5,542)	1,275	(4,267)	(5,561)	1,364	(4,197)
Current tax payable	(1,598)	(155)	(1,753)	(1,458)	(239)	(1,697)
Short-term provisions	–	(962)	(962)	–	(968)	(968)

Total current liabilities	(8,722)	158	(8,564)	(8,471)	157	(8,314)

Non-current liabilities
Long-term borrowings	(4,381)	–	(4,381)	(3,651)	–	(3,651)
Deferred tax provision	(710)	141	(569)	(618)	253	(365)
Pensions and other post-employment benefits	(785)	(1,734)	(2,519)	(807)	(2,137)	(2,944)
Other provisions	(1,534)	965	(569)	(1,617)	962	(655)
Other non-current liabilities	(244)	(161)	(405)	(232)	(161)	(393)

Total non-current liabilities	(7,654)	(789)	(8,443)	(6,925)	(1,083)	(8,008)

Total liabilities	(16,376)	(631)	(17,007)	(15,396)	(926)	(16,322)

Net assets	6,202	(265)	5,937	5,804	(206)	5,598

Equity
Share capital	1,484	–	1,484	1,487	–	1,487
Share premium account	304	–	304	264	–	264
Retained earnings	4,781	(239)	4,542	4,112	(153)	3,959
Other reserves	(644)	38	(606)	(804)	11	(793)

Shareholders’ equity	5,925	(201)	5,724	5,059	(142)	4,917

Minority interests	277	(64)	213	745	(64)	681

Total equity	6,202	(265)	5,937	5,804	(206)	5,598

GSK Annual Report 2005
154

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Transition to IFRS continued

Analysis of IFRS adjustments to the Income Statement

Year ended 31st December 2004

						Other
		Share-				intangible						Share of
	Customer	based		Coreg		assets		Goodwill		Pensions		profits of			IFRS
	allowances	payments		amortisation		amortisation		amortisation		and OPEBS		associates	Other		adjustments
	£m	£m		£m		£m		£m		£m		£m	£m		£m

Turnover	(373)	–		–		–		–		–		–	–		(373)
Cost of sales	14	(36)		–		–		–		(16)		–	(13)		(51)

Gross profit	(359)	(36)		–		–		–		(16)		–	(13)		(424)
Selling, general and administration	359	(182)		(27)		–		12		(3)		–	(299)		(140)
Research and development	–	(91)		–		43		–		(17)		–	–		(65)
Other operating income	–	–		–		–		–		–		–	295		295

Operating profit	–	(309)		(27)		43		12		(36)		–	(17)		(334)
Finance income	–	–		–		–		–		–		–	74		74
Finance costs	–	–		–		–		–		–		7	(64)		(57)
Share of profits/(losses) of associates
and joint ventures	–	–		–		–		14		–		(49)	–		(35)
Profit on disposal of interests in
associates	–	–		–		–		11		–		–	–		11

Profit before taxation	–	(309)		(27)		43		37		(36)		(42)	(7)		(341)
Taxation	–	(5)		9		(12)		–		13		40	(101)		(56)
Profit on disposal of businesses	–	–		–		–		1		–		–	–		1

Profit after taxation for the year	–	(314)		(18)		31		38		(23)		(2)	(108)		(396)

Profit attributable to minority interests	–	–		–		–		–		–		(2)	–		(2)
Profit attributable to shareholders	–	(314)		(18)		31		38		(23)		–	(108)		(394)

Earnings per share (pence)	–	(5.5	)p	(0.3	)p	0.5	p	0.7	p	(0.4	)p	–	(1.9	)p	(6.9	)p

Reconciliation of opening equity by component of equity

At 1st January 2003

		Share			Total
	Share	premium	Other	Retained	shareholders’	Minority	Total
	capital	account	reserves	earnings	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,506	224	(921)	3,031	3,840	807	4,647
IFRS adjustments (net of tax):
Pensions	–	–	–	(1,456)	(1,456)	–	(1,456)
Deferred profit on stock	–	–	–	249	249	–	249
Dividends	–	–	–	1,287	1,287	–	1,287
Deferred tax on indefinite life assets	–	–	–	(300)	(300)	–	(300)
Coreg	–	–	–	126	126	–	126
Other intangible assets	–	–	–	45	45	–	45
Share-based payments	–	–	(5)	5	–	–	–
Tax on share-based payments	–	–	–	48	48	–	48
Other	–	–	–	30	30	(64)	(34)

Total IFRS adjustments	–	–	(5)	34	29	(64)	(35)

IFRS	1,506	224	(926)	3,065	3,869	743	4,612

GSK Annual Report 2005
155

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Transition to IFRS continued

Analysis of IFRS balance sheet adjustments

At 31st December 2004
			Coreg	Other
			capitalisation	intangible	Goodwill
	Dividend	Share-based	and	assets	amortisation	Pensions		IFRS
	deferred	payments	amortisation	amortisation	reversal	and OPEBS	Other	adjustments
	£m	£m	£m	£m	£m	£m	£m	£m

Non-current assets
Property, plant and equipment	–	–	–	–	–	–	(274)	(274)
Goodwill	–	–	–	–	26	–	139	165
Other intangible assets	–	–	104	148	–	–	258	510
Investments in associates and joint ventures	–	–	–	–	22	–	–	22
Other investments	–	–	–	–	–	–	–	–
Deferred tax assets	–	67	(34)	(29)	–	324	167	495
Other non-current assets	–	–	–	–	–	14	–	14

Total non-current assets	–	67	70	119	48	338	290	932

Current assets
Inventories	–	–	–	–	–	–	1	1
Current tax recoverable	–	–	–	–	–	–	155	155
Trade and other receivables	–	–	–	–	–	(724)	–	(724)
Liquid investments	–	–	–	–	–	–	(1,306)	(1,306)
Cash and cash equivalents	–	–	–	–	–	–	1,306	1,306
Assets held for sale	–	–	–	–	–	–	2	2

Total current assets	–	–	–	–	–	(724)	158	(566)

Total assets	–	67	70	119	48	(386)	448	366

Current liabilities
Short-term borrowings	–	–	–	–	–	–	–	–
Trade and other payables	1,254	–	–	–	–	21	–	1,275
Current tax payable	–	–	–	–	–	–	(155)	(155)
Short-term provisions	–	–	–	–	–	–	(962)	(962)

Total current liabilities	1,254	–	–	–	–	21	(1,117)	158

Non-current liabilities
Long-term borrowings	–	–	–	–	–	–	–	–
Deferred tax provision	–	–	–	(27)	–	472	(304)	141
Pensions and other post-employment benefits	–	–	–	–	–	(1,734)	–	(1,734)
Other provisions	–	–	–	–	–	3	962	965
Other non-current liabilities	–	–	–	–	–	–	(161)	(161)

Total non-current liabilities	–	–	–	(27)	–	(1,259)	497	(789)

Total liabilities	1,254	–	–	(27)	–	(1,238)	(620)	(631)

Net assets	1,254	67	70	92	48	(1,624)	(172)	(265)

Equity
Share capital	–	–	–	–	–	–	–	–
Share premium account	–	–	–	–	–	–	–	–
Retained earnings	1,254	29	70	92	48	(1,619)	(113)	(239)
Other reserves	–	38	–	–	–	–	–	38

Shareholders’ equity	1,254	67	70	92	48	(1,619)	(113)	(201)

Minority interests	–	–	–	–	–	(5)	(59)	(64)

Total equity	1,254	67	70	92	48	(1,624)	(172)	(265)

GSK Annual Report 2005
156

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations and related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Notes 2 and 27. The Group may make additional significant provisions for such legal proceedings as required in the event of further developments in these matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence may occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and/or cash flows.

Intellectual property claims include challenges to the validity of the Group’s patents on various products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute. In 2004 the Group established an actuarially determined provision for product liability claims incurred but not yet reported as described in Note 27. At 31st December 2005 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ in Note 12) was over £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The most significant of those matters are described below.

Intellectual property

Advair
In September 2004, the Group applied to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. This followed an internal review which concluded that the language in the patent may not accurately describe all of the circumstances of the invention and may not claim the invention as precisely as it could. The objective of seeking re-issuance is to strengthen the protection afforded by the patent. In January 2006, the USPTO issued a final office action rejecting that application. The Group will seek reconsideration of the rejection, and a response to the USPTO is expected in the first half of the year. While the application for re-issue remains pending, the patent remains in force and is listed in the register of pharmaceutical patents maintained by the US Food and Drug Administration (FDA) (the Orange Book).

The Group holds other US patents relating to Advair which are not affected by the re-issue application, including the compound patent related to the active ingredient salmeterol which affords protection through August 2008 (after giving effect to an expected grant of paediatric exclusivity by the FDA) and various patents relating to the Diskus device which expire over a period from 2011 to 2016.

Avandia and Avandamet
In August 2003, the Group filed an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc. for infringement of the Group’s patent relating to the maleate salt form of rosiglitazone, the active ingredient in Avandia, which expires in 2015. In September 2003, the Group filed a comparable action in the same court against Dr Reddy’s Laboratories, alleging infringement of the same patent. Those actions were filed in response to Abbreviated New Drug Application (ANDA) filings with the FDA by Dr Reddy’s Laboratories and Teva with certifications that the Group’s maleate salt patent is invalid. FDA approval of those ANDAs is stayed until the earlier of November 2006 or resolution of the respective patent infringement actions.

Teva subsequently filed an additional certification challenging the validity of the Group’s basic compound patent for rosiglitazone, and in January 2004 the Group commenced an action against Teva in the same court for infringement of that patent. The basic compound patent currently expires in 2012 after giving effect to patent term restoration and paediatric exclusivity.

In January 2005, the Group filed an action in the US District Court for the District of New Jersey against Teva for infringement of the same two patents – the basic compound and maleate salt patents for rosiglitazone. Teva had filed an ANDA with the FDA for a generic version of Avandamet with a certification that those patents are invalid or not infringed. FDA approval of that ANDA is stayed until the earlier of June 2007 or resolution of the patent infringement action. Since Avandamet is protected by the same patents as Avandia, any earlier holding of invalidity in the Avandia cases would be dispositive for Avandamet as well.

Imitrex
In December 2003, the Group commenced an action in the US District Court for the Southern District of New York against Dr Reddy’s Laboratories, alleging infringement of one of the two primary compound patents for sumatriptan, the active ingredient in Imitrex. The patent at issue affords protection through February 2009 after giving effect to a grant of paediatric exclusivity by the FDA. The defendant had filed an ANDA with the FDA for sumatriptan oral tablets with a certification of invalidity of that compound patent but did not certify invalidity or non-infringement of the other compound patent that expires in June 2007 after giving effect to paediatric exclusivity.

In March 2004, the Group commenced an infringement action against Cobalt Pharmaceuticals which was transferred to the US District Court for the Southern District of New York. The defendant had filed an ANDA for sumatripan oral tablets with a certification of invalidity or non-infringement of the same compound patent at issue in the Dr Reddy’s case. Final pre-trial conference in the consolidated Dr Reddy’s and Cobalt case is scheduled for May 2006.

GSK Annual Report 2005
157

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

In February 2005, the Group commenced an infringement action in the US District Court for the District of Delaware against Spectrum Pharmaceuticals. The defendant had filed an ANDA for injectable sumatriptan with a certification of invalidity or non-infringement of the same compound patent at issue in the Dr Reddy’s and Cobalt cases. Trial date in this case is set at November 2006.

Lamictal
In August 2002, the Group commenced an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc., alleging infringement of the Group’s compound patent for lamotrigine, the active ingredient in Lamictal oral tablets. That patent affords protection through January 2009 after giving effect to a grant of paediatric exclusivity by the FDA. Teva had filed an ANDA with the FDA with a certification of invalidity of the Group’s patent. The parties reached a settlement agreement pursuant to which the Group has granted Teva an exclusive royalty-bearing license to distribute in the USA a generic version of lamotrigine chewable tablets. In addition, Teva was granted the exclusive right to manufacture and sell Teva’s own generic version of lamotrigine tablets in the USA with an expected launch date in 2008.

Paxil/Seroxat
In the USA a number of distributors of generic drugs filed applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2007 (after giving effect to a grant of paediatric exclusivity by the FDA) of the Group’s patent on paroxetine hyrdrochloride hemihydrate. These distributors sought to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. In response the Group filed actions against all those distributors for infringement of various of the Group’s patents on the basis that the generic anhydrate and other versions infringe because they contain and/or convert to the hemihydrate form and/or infringe other Group patents.

In July 1998, GSK filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent for paroxetine hydrochloride hemihydrate. Apotex had filed an ANDA with the FDA seeking approval to introduce a generic form of Paxil. Following a trial in February 2003 the judge ruled GSK’s patent valid but not infringed by Apotex’s product. On the Group’s appeal the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on patent matters, ruled that the Group’s patent was infringed but invalid based upon ‘public use’ in clinical trials prior to the filing date in the USA. The Group filed a petition to the CAFC for rehearing on its appeal by the full court and in April 2005 the full CAFC vacated that judgment and remanded the matter to the same panel. Concurrently with entry of that decision, the panel issued a new opinion ruling the same patent invalid under an alternative theory. The Group’s request for a rehearing by the full court of the panel’s new decision was denied and the Group has filed a petition for review by the US Supreme Court.

Between 1999 and 2001, the Group filed further actions against Apotex in the US District Court for the Eastern District of Pennsylvania for infringement of additional of the Group’s patents. In December 2002, the judge granted in part and denied in part summary judgment motions filed by Apotex with the result that issues of validity and infringement of three of the four additional patents remained for trial. In July 2004, the judge certified the patent that had been held invalid for appeal to the CAFC. In February 2006, the CAFC affirmed the judge’s ruling of invalidity of that patent.

The Group also commenced actions in the US District Court for the Eastern District of Pennsylvania against Geneva, Alphapharm, Andrx Pharmaceuticals, Zenith and Teva Pharmaceuticals in connection with their ANDA filings for Paxil and BASF and Sumika Fine Chemicals in connection with their supply of paroxetine hydrochloride for use in ANDAs. Those lawsuits have been settled or stayed pending resolution of the appeals in the Apotex case. Apotex launched its generic product in the USA in September 2003. Additional generic products were launched by other defendants after March 2004.

The Group’s US patent litigation with Synthon BV was settled in December 2003 enabling US marketing of Synthon’s paroxetine mesylate product. This was followed with settlement in August 2004 of most of the Group’s non-US patent litigation with Synthon as a consequence of which Synthon is free to market its paroxetine mesylate product in many markets globally where it has obtained marketing authorisations. Resolution of damages in respect of several country markets remains outstanding. Paroxetine mesylate is a different salt form of paroxetine than that used in the marketed form of Seroxat/Paxil. In certain markets litigation with Synthon is ongoing and Synthon is asserting counterclaims for unfair competition against the Group.

Generic products containing the anhydrate form of paroxetine hydrochloride are now on the market in most European countries. Whilst some of these products are the subject of continuing litigation, most actions have now been settled and it is expected that more will be settled in the future. In the UK, litigation of several years standing between the Group and Apotex culminated in an Appeal Court decision that the Group’s anhydrate process patent was valid but not infringed. As a result of the litigation, Apotex was enjoined from launching a product for about one year but is now on the market. A damages enquiry relating to the injunction is ongoing. A settlement of damages claim has been reached with one of Apotex’s local distributors.

Paxil CR
In November 2005, Mylan Pharmaceuticals filed an ANDA for Paxil CR (paroxetine hydrochloride controlled release formulation) with a certification of invalidity and non-infringement of several patents listed in the FDA Orange Book. There was no certification of invalidity or non-infringement of the patent covering paroxetine hydrochloride hemihydrate, which Mylan admitted is the active ingredient in its product. That patent expires in June 2007 after giving effect to a grant of paediatric exclusivity by the FDA. As the Group did not file a patent infringement action against Mylan within the 45-day period provided under Hatch-Waxman, there will be no 30-month stay against FDA approval of the Mylan ANDA to conduct patent litigation.

GSK Annual Report 2005
158

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

Requip
In April 2005, the Group commenced an action in the US District Court for the District of Delaware against Teva Pharmaceutical USA Inc. alleging infringement of the Group’s compound patent for ropinirole hydrochloride (the active ingredient in Requip) and a method of use patent for treatment of Parkinson’s disease, both of which are listed in the FDA Orange Book. The compound patent expires in December 2007 and the method of use patent in May 2008. The defendant filed an ANDA with the FDA with a certification of invalidity and non-infringement of those patents. FDA approval of that ANDA is stayed until the earlier of August 2007 or resolution of the patent infringement action. The case is progressing through the discovery stage.

Valtrex
In May 2003, the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification the Group’s compound patent was invalid or not infringed. In August 2004, Ranbaxy filed a motion for partial summary judgment on grounds that the patent was invalid for being in ‘public use’ more than one year before the filing of the patent application and the Group filed a motion that the patent was not invalid on those grounds. In March 2005, the court ruled in the Group’s favour that the patent was not invalid on those grounds. Discovery is substantially completed.

Wellbutrin XL
In December 2004, Biovail commenced actions in the US District Court for the Central District of California against Anchen Pharmaceuticals and in the US District Court for the Southern District of Florida against Abrika Pharmaceuticals, in each case alleging infringement of Biovail formulation patents for Wellbutrin XL. In April 2005, Biovail filed an action in the US District Court for the Eastern District of Pennsylvania against Impax Laboratories for infringement of the same patents. Those patents expire in 2018. Each of Anchen, Abrika and Impax had filed an ANDA with the FDA with a certification of invalidity or non-infringement of the Biovail patents. The Group is the licensee under those patents. A hearing on Abrika’s motion for summary judgment was heard in November 2005 but as of the date of this report no decision has been announced. A trial date for Biovail’s action against Anchen has been set for 12th September 2006. The Group is not a party to any of those actions. In September 2005, Biovail commenced actions in the US District Court for the Southern District of New York against Watson Laboratories alleging infringement of the Biovail formulation patents. The Group remains a third party counterclaim defendant based on listing activities associated with the FDA Orange Book.

In December 2005, Andrx Pharmaceuticals filed an action against the Group in the US District Court for the Southern District of Florida, alleging that the manufacture, importation and sale of the 150 mg Wellbutrin XL product infringes a patent issued to Andrx in June 2005 and asking for treble damages, attorneys’ fees and that the Group and others acting in concert with it be enjoined. The case is in its early stages.

Zofran
In August 2001, the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr Reddy’s Laboratories. Dr Reddy had certified invalidity of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expired in July 2005 and two method of use patents, the later of which expires in December 2006, in both instances taking into account the extension for paediatric exclusivity. In July 2003, the Group filed an action against Dr Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003, the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr Reddy disintegrating tablet case and the West-ward case were consolidated with the earlier Dr Reddy case.

Prior to the trial both Reddy-Cheminor and West-ward withdrew their challenge to the compound patent. The trial over infringement and validity of the Group’s method of use and process patents was completed in June 2004 and closing arguments were heard in May 2005 but as of the date of this report no decision has been announced.

In March 2002, the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial judge ruled in the Group’s favour, upholding the validity of the method of use patents. Following an appeal by Teva to the CAFC, the parties reached a settlement agreement, the terms of which are confidential.

In January 2003, the Group commenced an action against Kali Laboratories (now Par Pharmaceutical Company) in the US District Court for the District of New Jersey involving orally disintegrating Zofran tablets. The trial judge denied Kali’s summary judgment motion and granted the Group’s summary judgment motions in June 2005 and July 2005, affirming the validity of the Group’s method of use patents and holding that Kali’s proposed generic product would infringe those patents. Kali has filed a notice of appeal with the CAFC from that ruling. As of the date of this report no hearing date for that appeal has been announced.

In June 2003, the Group commenced an action in the US District Court for the District of New Jersey against the Faulding Pharmaceutical Company (now Mayne Pharma Inc.) alleging infringement of the two method of use patents for ondansetron. Faulding did not challenge the compound patent. That case, as of the date of this report, has been stayed pending decisions in the Reddy/West-ward case.

Additional actions remain pending against generic distributors which are asserting that their products do not infringe the Group’s patent for a reduced crystal size of ondansetron, which expires in March 2012 taking into account the extension for paediatric exclusivity, but which are not asserting invalidity or non-infringement of the Group’s compound patents or emesis use patent.

GSK Annual Report 2005
159

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

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

The Group has received lawsuits filed in state and federal courts in the USA and Canada on behalf of thousands of plaintiffs, including purported class actions, alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. Plaintiffs sought remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring. In 2003, a federal judge in the US District Court for the Central District of California denied class action certifications for a nationwide class and a California statewide class as to cases filed in federal court in that district. Subsequently, on petition from plaintiffs’ counsel all federal court cases were transferred to that District Court for consolidation in Multidistrict Litigation (MDL). In January 2006, the Group concluded settlement of more than 90% of the pending claims based on symptoms on discontinuing Paxil treatment. Most of the pending purported class actions are being dismissed as part of the settlement. The Group did not, as part of the settlement, admit any liability with respect to the allegations in any of the suits. Litigation in respect of the balance of the lawsuits, including a purported class action in California state court, continues.

The Group has received numerous claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product. None of these are or purport to be class actions. In January 2005, the FDA approved a black box warning about suicidal thoughts or behaviour in paediatric patients and other strengthened warnings for selective serotonin reuptake inhibitor (SSRI) products, including Paxil, as a class.

Avandia
The Group has received lawsuits and claims filed in state and federal courts in the USA on behalf of numerous patients alleging that rosiglitazone (the active ingredient in Avandia) has caused congestive heart failure or liver damage. None of the cases purports to be a class action. Most of the cases are in their early stages.

Phenylpropanolamine
Following a report from the Yale Haemorrhagic Stroke Project that found a suggestion of an association between first use of phenylpropanolamine (PPA) decongestant and haemorrhagic stroke, the Group and most other manufacturers have voluntarily withdrawn consumer healthcare products in which PPA was an active ingredient. Since the PPA product withdrawal the Group has been named as a defendant in numerous personal injury and class action lawsuits filed in state and federal courts alleging personal injury or increased risk of injury from use of products containing PPA and unfair and deceptive business practices. Plaintiffs seek remedies including compensatory and punitive damages and refunds.

The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Washington. The judge responsible for those proceedings has denied class certification and struck all class allegations in the federal personal injury and consumer refund class actions. Class certification has been denied in California state court and a Pennsylvania state court putative class action has been dismissed, leaving no putative class actions pending against the Group in this litigation. A substantial number of cases in which the Group or other manufacturers are defendants have reached trial in state and federal courts. Manufacturers have for the most part received favourable outcomes at trial.

Baycol
In August 2001, Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolosis. GSK had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the licence holder and manufacturer of the product.

Following the withdrawal, Bayer and GSK have been named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolosis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring.

GSK and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95% of all settlements and compensatory damages judgments with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Minnesota. Numerous cases are scheduled for trial in state and federal courts during 2006. To date two statewide class actions have been certified – a medical monitoring case in Pennsylvania and a Consumer Fraud and Deceptive Business Practices Act case in Illinois. The medical monitoring action was dismissed by the court on summary judgment. Another class action, in which GSK was not named as a defendant, has been certified in Oklahoma. A substantial number of claims for death or serious injury have been settled and many others alleging muscle aches and pains have been voluntarily or involuntarily dismissed.

GSK Annual Report 2005
160

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

Fen-Phen
In 1997, the FDA became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination with phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products from the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group remains a defendant in approximately two hundred of several thousand lawsuits that were filed in various state and federal district courts in the USA against the Group and other defendants.

Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring and refunds for purchases of drugs. In 1997, the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently approved by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually and tens of thousands of plaintiffs have elected to do so. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

Thimerosal
GSK, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in the manufacture of vaccines, causes neurodevelopmental disorders and other injuries, including autism. Three of the cases are purported class actions although there has been no determination whether any of those cases will be permitted to proceed as a class action. A number of purported class actions in other jurisdictions have been withdrawn or dismissed. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. As of the date of this report there are no cases scheduled for trial in 2006.

Lotronex
Following the voluntary withdrawal of Lotronex in the USA in November 2000 a number of lawsuits have been filed against the Group in state and federal district courts, including individual personal injury actions and purported class actions asserting product liability and consumer fraud claims. Plaintiffs seek remedies including compensatory, punitive and statutory damages. The class previously certified in West Virginia has been decertified and the action has been dismissed. A large number of claims brought following the withdrawal have now been settled. Lotronex was reintroduced in the USA in 2002 subject to a risk management plan imposing additional protections around the prescribing and dispensing of Lotronex.

Sales and Marketing and Regulation

Marketing and Promotion
In February 2004, GSK received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products for the period from January 1997 to the present. In particular the government has inquired about alleged promotion of these drugs for off-label uses as well as Group sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies, and related grants, fees, travel and entertainment. Although the original subpoena issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide. The Group is co-operating with the investigation and providing the requested information. The Group had earlier responded to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use.

In June 2005, the Group and other pharmaceutical manufacturers received a letter from the Senate Finance Committee in which the Committee expressed concern that educational grants were being improperly used to promote drug products and requesting that each company provide detailed information and documents about its use of educational grants. In January 2006, the Group and the same manufacturers received a second letter from the Committee asking for additional information on the Group’s internal grant approval process, grants to medical/physician/professional organizations, academic institutions or state agencies to support journal articles and other publications and grants to patient education or advocacy groups. The Group is co-operating in the Committee’s investigation and providing the requested information.

On 22nd February 2006, the FDA approved an ANDA filed by Roxane Laboratories for a generic form of Flonase nasal spray and denied two citizens petitions that had been filed by the Group concerning regulatory criteria that should be applied in determining whether proposed generic products are bioequivalent to, and have the same quality control standards as, Flonase. On 23rd February the US District Court for the District of Maryland granted a temporary restraining order suspending the FDA’s approval of the Roxane ANDA for ten days. The Group will file a motion for a preliminary injunction to continue the interim relief granted in the temporary restraining order and will request a ruling on such motion before the temporary restraining order (as it may be extended for up to an additional ten days) expires.

In February 2003, the Verona Public Prosecutor commenced a criminal investigation into GSK’s sales and marketing practices in Italy. Specific areas of investigation include medical education programmes, clinical studies and congresses as well as the interaction between GSK representatives and physicians. Similar issues are being investigated by the Bari public prosecutor. The US Securities and Exchange Commission (SEC) staff has initiated an informal investigation into the allegations. The Group is co-operating with all these investigations.

In February 2006, the Group received a subpoena from the SEC in respect of the Group’s participation in the United Nations Oil for Food Programme. The Group is co-operating with the SEC and providing documents responsive to the subpoena.

GSK Annual Report 2005
161

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

Average wholesale price
GSK has responded to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services (HHS), the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GSK, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way ‘average wholesale price’ (AWP) was determined and reported for certain drugs and the way the Medicare and Medicaid programmes reimburse for those drugs. In September 2005, the Group reached a civil settlement with the US Department of Justice, the US Attorney for the District of Massachusetts and the Office of the Inspector General for HHS. The Group agreed to pay the government a civil settlement of $149 million. As part of the settlement the corporate integrity agreement which the Group signed in April 2003 in connection with a prior government investigation of Medicaid rebate issues was amended to address issues raised in the course of this investigation.

Subsequent to the initial subpoenas, several states through their respective attorneys general and several counties in New York state filed civil lawsuits in state and federal court against GSK and several other drug companies. The actions claim, on behalf of the states as payers and on behalf of in-state patients as consumers, damages and restitution due to AWP-based price reporting for an undefined set of pharmaceutical products covered by the states’ Medicaid programmes. In addition, private payer class action lawsuits have been filed against GSK in several federal district and state courts. All the federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Massachusetts. In August 2005, the judge in that MDL proceeding granted in part and denied in part the private-payer plaintiffs’ motion for class certification, thereby narrowing the scope of the class claim. Fact discovery in that proceeding closed as to the Group at the end of August 2005 and expert discovery is under way. Discovery is proceeding in some of the suits filed by state attorneys general in state courts.

Nominal pricing
The Group responded to two letter requests from the US Senate Committee on Finance, dated April 2004 and February 2005, for documents and information relating to the nominal price exception to the best price reporting requirements under the Medicaid Drug Rebate Programme. There has been no further activity in connection with this inquiry by the Committee as to the Group since September 2005. In May 2004, the Group was advised by the US Department of Justice that they are investigating certain of the Group’s nominal pricing arrangements to determine whether those arrangements qualify under the exception to the best price reporting requirements or violate civil statutes or laws. The Group is co-operating in that investigation and has provided documents and information to the Department of Justice regarding nominal pricing arrangements for a number of the Group’s products.

Paxil/Seroxat
Following announcement of the New York State Attorney General’s office of the state’s lawsuit, subsequently settled in August 2004, alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purport to be class actions, have been filed in state and federal and Canadian courts by private plaintiffs. The Group is responding to discovery requests in those cases.

In the UK an investigation remains pending by the UK Medicines and Healthcare products Regulatory Agency (MHRA) to determine whether the Group has complied with its pharmacovigilence obligations in reporting data from clinical trials for Seroxat/Paxil in children and adolescents.

Cidra, Puerto Rico manufacturing site
Following FDA inspections in October 2003 and November 2004 which resulted in observations of possible deficiencies in manufacturing practices at the Group’s manufacturing facility in Cidra, Puerto Rico, in March 2005 the FDA halted distribution of supplies of Paxil CR and Avandamet due to manufacturing issues. The FDA observations related to certain aspects of production controls, process validation and laboratory investigations.

The Cidra site is engaged in tableting and packaging for a range of GSK products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. In April 2005, the Group reached agreement with the FDA on a Consent Decree. The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. As provided in the Consent Decree, the Group provided a report to the FDA on the deficiencies identified in this review, setting out a corrective plan and timetable for completion. FDA inspectors recently conducted a general GMP inspection and follow-up to the Group’s report. In January 2006, the FDA issued a Form 483, listing five observations that were made during the inspection to which the Group responded in February. Those observations were consistent with the findings of the independent expert and effectively already included as part of the Group’s remediation plan for the site. The Group remains fully committed to working co-operatively with the FDA to address any issues in a timely fashion. The Group has resumed manufacture of products at the site.

No financial penalties have been imposed under the Consent Decree. The Consent Decree allows for potential future penalties up to a maximum of $10 million a year if the Group fails to meet the terms of the Decree.

The Group was also required to post a bond to ensure that product previously seized by the FDA was appropriately destroyed or reconditioned. The Group has met all the requirements of the bond, which expires in March 2006.

In April 2005, the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site covering the same type of information as that collected by the US government in Puerto Rico in 2003.

GSK Annual Report 2005
162

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

Anti-trust

Paxil/Seroxat
In the paroxetine patent infringement actions brought by the Group as described under ‘Intellectual property’ above, Apotex, Alphapharm, BASF and Sumike have filed anti-trust and unfair competition counterclaims against the Group in the US District Court for the Eastern District of Pennsylvania based on allegations that the Group monopolised a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. Whilst the Apotex matter remains in the discovery stage, the three other actions have been stayed.

In November 2000, the US Federal Trade Commission (FTC) staff advised the Group that they were conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolizing or attempting to monopolize’ the market for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003 the FTC closed its investigation on the basis of its finding that no further action was warranted.

Following public reference to the FTC investigation regarding Paxil, purported class actions were filed in the US District Court for the Eastern District of Pennsylvania on behalf of indirect purchasers based on allegations similar to those in the anti-trust counterclaims brought by Apotex. Similar actions were filed by the City of New York in the Eastern District of Pennsylvania and by indirect purchasers in Florida, California and Minnesota. The Pennsylvania class actions have been settled and the class settlements have been approved, although certain objectors have appealed the approval of the indirect purchaser settlement. The City of New York action has been settled, the action in Minnesota and one of the California actions have been dismissed and the Florida action and another California action have been stayed. The Group has also settled similar threatened claims by a group of chain drug stores and has conditionally settled threatened claims by state attorneys general, but it remains to be seen how many states will join in the settlement. Similar class actions have been filed in provincial courts in Canada on behalf of direct and indirect purchasers. All those cases are in their early stages.

In October 2005, the Competition Directorate of the European Commission initiated an inspection concerning allegations that the Group has abused a dominant position in the marketplace concerning enforcement of its intellectual property rights, litigation surrounding regulatory approvals and marketing of Seroxat in Europe. The Group is co-operating fully with the Commission.

Relafen
In August 2001, the US District Court for the District of Massachusetts ruled the Group’s patent for nabumetone (Relafen) invalid for anticipatory art and unenforceable on the grounds of inequitable conduct. In August 2002, the CAGC issued a decision affirming the District Court judgment of invalidity but declining to rule on the judgment of inequitable conduct.

Following the District Court decision, anti-trust claims alleging competitive injury and overcharges were filed by Teva and Eon Pharmaceuticals, generic manufacturers of nabumetone, by purported classes of direct and indirect purchasers and payers and by individual retail chains. All aspects of this litigation have been concluded with the exception of an appeal taken by certain indirect purchasers to the trial judge’s order giving final approval to the settlement with that class. The appeal is pending before the US Circuit Court of Appeals for the First Circuit.

Canadian importation
The Group, along with eight other pharmaceutical companies, has been named in seven purported class action lawsuits. Following the Group’s actions in 2003 to reduce illegal importation of prescription drugs from Canada, the lawsuits alleged that the companies entered into an unlawful conspiracy to prevent Canadian pharmacies from selling their products to US customers. Those lawsuits were consolidated into one action before the US District Court for the District of Minnesota. The Group’s motion to dismiss the consolidated action was granted by the court and that decision was appealed to the US Circuit Court of Appeals for the Eighth Circuit. As of the date of this report no date for oral argument had been announced.

In relation to the same matter, the Minnesota state attorney general has filed a civil investigative demand and, subsequently, a complaint alleging that the Group has violated state anti-trust and commercial laws. The Group has filed a motion to dismiss the complaint. Oral argument on that motion was completed in November 2005 but as of the date of this report no decision has been announced.

The Group has also been named as a defendant, along with thirteen other drug companies, in a state court action in California, in which the plaintiffs, independent pharmacies, allege that the defendants unlawfully conspired to keep prices artificially high in the USA to the detriment of the plaintiffs. The parties are involved in extensive discovery. A trial date has been set for 25th September 2006.

Wellbutrin SR
In December 2004, and January and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints follow the introduction of generic competition to Wellbutrin SR in April 2004 after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. Oral argument on the Group’s motion to dismiss was completed in February 2006 but as of the date of this report no decision has been announced.

GSK Annual Report 2005
163

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Legal proceedings continued

Commercial and corporate

Relenza
In May 2004, Biota Holdings Limited filed a complaint in the Victorian Supreme Court in Australia alleging that the Group had failed to fulfil its development, promotion and production obligations for zanamivir (Relenza) under the terms of the licence agreement between the Group and Biota. Biota is seeking substantial cash damages. The Group believes that it has adhered to its obligations under the licence agreement. The parties are involved in extensive discovery.

Securities class action
In September 2005, attorneys representing a purported class of purchasers of GSK shares and American Depositary Shares (ADSs) filed a second amended securities class action complaint against the Group in the US District Court for the Southern District of New York alleging that the Group violated US securities laws through failure to disclose unfavourable clinical data from studies on Paxil, misrepresentation of the remaining patent protection for Paxil and Augmentin and violation of the Federal False Claims Act on the basis of the Group’s recent AWP settlement with the government. The Group has filed a motion to dismiss.

Environmental matters
GSK has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal site remediation costs and tort actions brought by private parties.

GSK has been advised that it may be a responsible party at approximately 28 sites, of which 14 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund).

These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, GSK is involved as an alleged generator of hazardous waste although there are a few sites where GSK is involved as a current or former operator of the facility. Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of at the site by the generator. GSK’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.

GSK’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, GSK routinely accrues amounts related to its share of the liability for such matters.

Tax matters
Pending tax matters, including disclosure of the tax liability of £2.3 billion (2004 – £1.8 billion), are described in Note 12, ‘Taxation’.

GSK Annual Report 2005
164

Back to Contents

INVESTOR INFORMATION

Investor information

This section includes the financial record presenting historical information analysed in accordance with current reporting practice. The transition date to IFRS for GSK is 1st January 2003. Therefore, the 2005, 2004 and 2003 information included in the Five Year Record is in accordance with IFRS. The 2002 and 2001 information is in accordance with UK GAAP.

To provide a link between IFRS and UK GAAP, 2003 information is presented also under UK GAAP. The accounting policies used in the preparation of the UK GAAP information are disclosed in the 2004 Annual Report. Information prepared under IFRS is not directly comparable with information prepared under UK GAAP.

The Five year record also presents information in accordance with US GAAP.

This section also discusses shareholder return, in the form of dividends and share price movements, and provides other information for shareholders.

Financial record
Quarterly trend	166
Five year record	172

Shareholder information	176

Taxation information for shareholders	180

GSK Annual Report 2005
165

Back to Contents

INVESTOR INFORMATION

Financial record
Quarterly trend

An unaudited analysis is provided by quarter of the Group results in sterling for the financial year 2005. The analysis comprises statutory results and pharmaceutical sales by therapeutic area.

Income statement	12 months 2005				Q4 2005

	£m		CER %	£%	£m		CER %	£%

Turnover – Pharmaceuticals	18,661		8	9	5,108		10	14
– Consumer Healthcare	2,999		2	4	799		1	5

Total turnover	21,660		7	8	5,907		8	13
Cost of sales	(4,764)		8	9	(1,298)		8	10
Selling, general and administrative expenditure	(7,250)		–	1	(2,040)		(2)	–
Research and development expenditure	(3,136)		8	8	(968)		11	13
Other operating income	364				32

Operating profit	6,874		16	19	1,633		20	32

Finance income	257				85
Finance costs	(451)				(125)
Share of after tax profits/(losses) of joint ventures and associated undertakings	52				13
Profit on disposal of interests in associates	–				–

Profit before taxation	6,732		13	16	1,606		11	21
Taxation	(1,916)				(455)
Tax rate %	28.5%				28.3%

Profit after taxation for the period	4,816		17	20	1,151		31	44

Profit attributable to minority interests	127				29
Profit attributable to shareholders	4,689				1,122

Earnings per share	82.6	p	18	21	19.8	p	33	47

Diluted earnings per share	82.0	p			19.6	p

GSK Annual Report 2005
166

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Q3 2005				Q2 2005				Q1 2005

£m		CER %	£%	£m		CER %	£%	£m		CER %	£%

4,709		10	12	4,505		6	6	4,339		6	4
762		3	6	741		3	3	697		2	1

5,471		9	11	5,246		6	6	5,036		5	4
(1,184)		6	7	(1,155)		10	11	(1,127)		9	9
(1,884)		13	14	(1,681)		(6)	(6)	(1,645)		(3)	(5)
(803)		15	15	(702)		1	1	(663)		2	1
183				3				146

1,783		14	19	1,711		13	12	1,747		18	17

67				56				49
(113)				(115)				(98)
16				10				13
–				–				–

1,753		16	21	1,662		9	8	1,711		18	17
(500)				(473)				(488)
28.5%				28.5%				28.5%

1,253		15	20	1,189		8	7	1,223		17	15

46				31				21
1,207				1,158		8	6	1,202		17	16

21.3	p	16	20	20.4	p	10	8	21.1	p

21.1	p			20.2	p			21.0	p

GSK Annual Report 2005
167

Back to Contents
INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – total Group
	Q4 2005			Q3 2005			Q2 2005			Q1 2005

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	1,407	16	21	1,235	13	16	1,214	13	12	1,198	12	11
Seretide/Advair	851	23	29	737	20	22	725	22	21	690	22	20
Flixotide/Flovent	174	1	4	151	3	7	159	2	2	154	–	–
Serevent	87	–	2	79	(6)	(4)	85	(9)	(9)	79	(11)	(11)
Flixonase/Flonase	171	13	20	166	12	14	148	13	11	171	12	9

Central Nervous System	886	1	6	806	(5)	(3)	769	(12)	(12)	758	(15)	(17)
Seroxat/Paxil	158	(35)	(35)	142	(44)	(42)	152	(47)	(46)	163	(43)	(44)
Paxil IR	122	(15)	(15)	118	(20)	(18)	126	(33)	(33)	122	(36)	(36)
Paxil CR	36	(64)	(63)	24	(77)	(76)	26	(73)	(73)	41	(57)	(59)
Wellbutrin	217	25	32	192	9	11	167	(11)	(13)	163	(23)	(26)
Wellbutrin IR, SR	24	(26)	(20)	23	(52)	(49)	13	(81)	(83)	32	(75)	(76)
Wellbutrin XL	193	36	44	169	31	32	154	34	32	131	56	49
Imigran/Imitrex	188	1	6	180	2	3	162	3	3	167	–	(3)
Lamictal	228	19	26	210	20	22	216	28	26	195	30	27
Requip	50	57	56	42	41	45	34	21	17	30	15	15

Anti-virals	697	11	15	664	9	11	634	7	7	603	9	7
HIV	406	5	9	399	5	7	386	6	5	363	6	4
Combivir	148	(3)	1	147	–	2	148	6	5	140	2	1
Trizivir	77	–	3	77	(5)	(3)	75	(13)	(14)	74	(7)	(9)
Epivir	62	(18)	(15)	65	(13)	(11)	68	(11)	(12)	66	(6)	(7)
Ziagen	34	(16)	(11)	33	(20)	(21)	36	(6)	(3)	33	(12)	(13)
Retrovir	8	(35)	(27)	12	9	9	10	(4)	9	11	8	10
Agenerase, Lexiva	33	59	57	31	66	72	26	72	73	22	>100	>100
Epzicom/Kivexa	44	>100	>100	34	>100	–	23	>100	>100	17	–	–
Herpes	224	17	22	210	16	17	195	8	7	197	16	13
Valtrex	190	23	30	179	20	22	162	13	12	164	28	23
Zovirax	34	(8)	(8)	31	(4)	(3)	33	(11)	(11)	33	(20)	(20)
Zeffix	42	20	24	37	9	12	37	7	12	29	–	(3)

Anti-bacterials	405	–	3	349	(2)	–	348	(10)	(9)	417	(1)	(1)
Augmentin	170	(3)	–	149	(6)	(4)	155	(14)	(13)	192	(6)	(6)
Augmentin IR	142	2	4	127	(1)	2	129	(3)	(3)	154	10	11
Augmentin ES, XR	28	(20)	(18)	22	(29)	(29)	26	(44)	(59)	38	(40)	(41)
Zinnat/Ceftin	54	(6)	(4)	41	(4)	(2)	40	(19)	(17)	62	3	5

Metabolic	387	12	19	396	21	24	393	17	16	319	22	19
Avandia	289	26	35	299	29	33	323	27	25	243	27	23
Avandamet	46	(41)	(37)	56	(5)	(5)	29	(43)	(43)	44	11	7
Bonviva/Boniva	11	>100	>100	3	–	–	4	–	0	–	–	–

Vaccines	420	17	20	399	20	22	322	15	16	248	3	4
Hepatitis	113	(1)	4	121	18	20	116	10	10	94	4	4
Infanrix/Pediarix	121	17	22	125	31	32	102	18	19	83	9	9

Oncology and emesis	271	12	18	262	5	7	248	6	5	235	9	6
Zofran	229	14	21	215	6	7	204	7	6	189	8	5
Hycamtin	25	2	4	26	(2)	–	23	(8)	(8)	25	7	4

Cardiovascular and urogenital	366	26	31	343	44	48	312	43	42	310	57	55
Coreg	159	29	38	154	39	40	125	13	11	135	50	44
Levitra	10	(26)	(17)	9	(20)	(18)	11	35	22	10	(39)	(41)
Avodart	39	71	70	36	98	>100	28	>100	>100	26	>100	>100
Arixtra	8	>100	>100	7	>100	>100	5	–	–	4	–	–
Fraxiparine	55	24	28	49	>100	>100	55	–	–	52	–	–
Vesicare	5	–	–	4	–	–	1	–	–	3	–	–

Other	269	(11)	(8)	255	8	11	265	7	7	251	(2)	(3)
Zantac	64	(11)	(7)	61	(8)	(8)	60	(15)	(14)	59	(13)	(13)

Total	5,108	10	14	4,709	10	12	4,505	6	6	4,339	6	4

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2005
168

Back to Contents
INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – USA
	Q4 2005			Q3 2005			Q2 2005			Q1 2005

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	733	21	29	651	16	17	605	21	18	591	12	8
Seretide/Advair	493	26	34	417	20	22	397	34	31	380	25	20
Flixotide/Flovent	72	4	13	65	8	10	64	1	(2)	61	1	(3)
Serevent	29	–	7	25	(17)	(17)	26	(27)	(28)	24	(30)	(33)
Flixonase/Flonase	134	20	28	139	16	17	113	15	13	120	–	(5)

Central Nervous System	585	3	9	517	(6)	(5)	471	(17)	(19)	478	(18)	(22)
Seroxat/Paxil	32	(73)	(70)	21	(83)	(82)	30	(80)	(79)	50	(64)	(66)
Paxil IR	–	(100)	(100)	1	(98)	(94)	6	(88)	(88)	11	(76)	(77)
Paxil CR	32	(67)	(66)	20	(80)	(80)	24	(75)	(74)	39	(59)	(61)
Wellbutrin	212	26	33	187	10	11	164	(12)	(14)	160	(23)	(26)
Wellbutrin IR, SR	20	(23)	(20)	19	(54)	(54)	11	(83)	(85)	30	(76)	(77)
Wellbutrin XL	192	35	43	168	30	32	153	33	32	130	56	48
Imigran/Imitrex	138	(1)	6	131	2	3	112	5	3	123	2	(2)
Lamictal	163	35	44	145	35	37	140	38	35	120	38	32
Requip	29	88	93	23	62	77	15	25	15	13	14	8

Anti-virals	346	11	19	333	7	8	305	5	3	301	16	11
HIV	203	2	9	198	(1)	–	187	(1)	(2)	178	8	3
Combivir	74	(2)	6	71	(3)	(3)	70	4	1	68	4	–
Trizivir	44	6	16	43	(8)	(9)	40	(18)	(18)	39	(4)	(9)
Epivir	22	(35)	(31)	22	(39)	(37)	24	(37)	(38)	25	(20)	(24)
Ziagen	14	(24)	(18)	13	(34)	(35)	15	(20)	(17)	13	(24)	(28)
Retrovir	1	(78)	(75)	5	7	–	4	(9)	–	4	6	–
Agenerase, Lexiva	20	28	33	20	43	54	16	37	33	14	>100	>100
Epzicom/Kivexa	28	–	–	24	–	–	18	–	–	15	–	–

Herpes	132	29	39	123	23	24	107	15	10	114	33	28
Valtrex	131	31	42	121	24	26	106	15	12	112	36	30
Zovirax	1	(20)	(67)	2	(47)	(33)	1	6	(50)	2	(51)	(33)
Zeffix	3	7	–	3	11	–	3	17	50	3	7	–

Anti-bacterials	74	(18)	(13)	56	(24)	(21)	55	(37)	(38)	76	(29)	(32)
Augmentin	35	(33)	(30)	29	(34)	(31)	29	(45)	(45)	46	(39)	(41)
Augmentin IR	12	(46)	(37)	9	(38)	(36)	7	(31)	(36)	12	(18)	(20)
Augmentin ES, XR	23	(25)	(26)	20	(32)	(29)	22	(44)	(52)	34	(43)	(46)
Zinnat/Ceftin	4	30	100	2	>100	100	1	(66)	(50)	3	(2)	(25)

Metabolic	245	4	12	268	22	24	267	18	15	215	21	16
Avandia	209	27	36	226	35	38	248	35	31	181	28	22
Avandamet	25	(64)	(61)	39	(24)	(25)	15	(65)	(65)	34	(6)	(11)
Bonviva/Boniva	10	–	–	3	–	–	4	–	–	–	–	–

Vaccines	95	14	20	123	82	84	66	2	(1)	54	2	(2)
Hepatitis	35	(6)	3	43	26	26	33	(3)	(6)	26	(13)	(16)
Infanrix, Pediarix	37	(10)	(8)	48	44	45	32	2	–	28	20	17

Oncology and emesis	207	18	25	199	8	9	184	10	7	171	12	7
Zofran	179	20	28	167	8	10	154	12	9	139	10	5
Hycamtin	17	8	13	18	2	6	14	(10)	(13)	17	10	6

Cardiovascular and urogenital	217	35	44	205	43	44	168	21	19	176	43	36
Coreg	158	30	39	153	40	42	124	13	11	133	52	46
Levitra	9	81	80	7	>100	>100	10	>100	>100	9	(12)	(18)
Avodart	21	81	91	20	>100	100	12	70	71	12	>100	100
Arixtra	6	>100	100	4	>100	>100	3	–	–	2	–	–
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	5	–	–	4	–	–	1	–	–	3	–	–

Other	19	(16)	(10)	17	(21)	(19)	16	(32)	(33)	17	(19)	(23)
Zantac	17	(4)	6	15	(16)	(12)	13	(35)	(35)	13	(19)	(24)

Total	2,521	12	19	2,369	11	12	2,137	3	1	2,079	4	(1)

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2005
169

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – Europe

		Q4 2005			Q3 2005			Q2 2005			Q1 2005

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	436	11	10	388	8	10	420	5	6	416	10	12
Seretide/Advair	277	21	19	246	17	18	259	9	10	251	19	21
Flixotide/Flovent	49	(3)	(2)	42	(6)	(2)	48	1	–	49	(4)	2
Serevent	39	(4)	(3)	38	(3)	(3)	43	1	5	40	(7)	(5)
Flixonase/Flonase	13	(2)	(7)	14	(4)	17	19	4	–	14	(2)	–

Central Nervous System	168	(8)	(8)	171	(6)	(6)	181	(6)	(5)	184	(7)	(5)
Seroxat/Paxil	40	(23)	(27)	49	(19)	(16)	46	(30)	(31)	52	(29)	(27)
Paxil IR	40	(23)	(27)	49	(19)	(16)	46	(30)	(30)	52	(29)	(27)
Paxil CR	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	1	31	–	–	–	–	1	35	–	–	–	–
Wellbutrin IR, SR	1	31	–	–	–	–	1	35	–	–	–	–
Wellbutrin XL	–	–	–	–	–	–	–	–	–	–	–	–
Imigran/Imitrex	38	9	9	36	1	–	37	(1)	3	33	(6)	(6)
Lamictal	51	(10)	(11)	50	(10)	(7)	62	11	11	63	20	24
Requip	19	27	27	17	22	21	17	17	21	15	16	15

Anti-virals	194	3	3	194	13	14	199	9	9	186	–	2
HIV	152	5	5	154	15	17	157	11	11	144	1	3
Combivir	53	(9)	(10)	58	5	7	60	6	7	56	(2)	–
Trizivir	30	(5)	(6)	30	–	–	32	(5)	(6)	31	(10)	(9)
Epivir	29	(8)	(3)	30	8	11	33	14	14	30	2	3
Ziagen	11	(22)	(31)	13	(7)	(7)	16	1	7	14	(4)	(7)
Retrovir	4	(17)	–	4	5	–	4	(6)	–	4	(7)	–
Agenerase, Lexiva	11	>100	>100	10	>100	>100	8	>100	>100	7	>100	>100
Epzicom/Kivexa	14	>100	>100	9	>100	>100	4	–	–	2	–	–

Herpes	34	1	(3)	35	8	13	34	(3)	(3)	36	(4)	(3)
Valtrex	24	8	4	25	10	14	24	5	4	25	13	14
Zovirax	10	(13)	(17)	10	2	11	10	(17)	(17)	11	(29)	(27)
Zeffix	6	(21)	–	4	(11)	(33)	7	6	(40)	4	(4)	(20)

Anti-bacterials	184	2	1	157	3	4	155	(7)	(6)	222	13	17
Augmentin	80	3	3	68	7	8	70	(7)	(7)	98	16	20
Augmentin IR	77	2	1	66	6	6	67	(9)	(8)	95	13	17
Augmentin ES, XR	3	43	50	2	79	100	3	55	>100	3	>100	>100
Zinnat/Ceftin	29	(14)	(15)	19	(14)	(14)	22	(22)	(19)	42	10	14

Metabolic	56	50	51	49	28	36	45	45	50	40	31	33
Avandia	30	19	20	27	9	13	29	23	22	26	24	29
Avandamet	16	>100	>100	13	>100	>100	10	>100	>100	6	>100	>100
Bonviva/Boniva	1	>100	>100	–	–	–	–	–	–	–	–	–

Vaccines	169	9	9	162	7	8	147	26	27	114	10	14
Hepatitis	54	(3)	(4)	60	16	18	62	18	22	48	13	14
Infanrix/Pediarix	54	16	15	57	35	39	51	34	34	40	12	14

Oncology and emesis	39	(5)	(7)	40	(5)	(5)	42	(6)	(5)	43	–	2
Zofran	30	(4)	(6)	29	(7)	(9)	32	(8)	(6)	33	(1)	3
Hycamtin	6	(14)	(25)	7	(3)	–	7	(5)	–	7	–	–

Cardiovascular and urogenital	105	12	9	103	55	63	104	98	96	103	>100	>100
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	1	(82)	(83)	1	(76)	(80)	1	(77)	(80)	1	(79)	(80)
Avodart	15	52	50	14	75	100	14	>100	>100	12	>100	>100
Arixtra	2	77	100	2	>100	100	2	–	–	2	–	–
Fraxiparine	46	19	21	43	>100	>100	45	–	–	45	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–

Other	85	(22)	(21)	76	15	15	80	8	10	80	2	4
Zantac	17	(9)	–	16	(7)	(6)	15	(23)	(17)	16	(18)	(20)

Total	1,436	4	4	1,340	9	11	1,373	9	10	1,388	10	12

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2005
170

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – International

		Q42005			Q3 2005			Q2 2005			Q1 2005

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	238	12	18	196	18	26	189	6	10	191	18	16
Seretide/Advair	81	17	29	74	26	37	69	12	17	59	11	11
Flixotide/Flovent	53	–	–	44	7	13	47	3	9	44	4	2
Serevent	19	8	6	16	13	23	16	2	–	15	30	36
Flixonase/Flonase	24	(8)	–	13	(5)	(7)	16	13	14	37	>100	>100

Central Nervous System	133	10	13	118	2	7	117	8	9	96	(11)	(12)
Seroxat/Paxil	86	9	9	72	–	1	76	5	7	61	(13)	(15)
Paxil IR	82	7	8	68	(1)	(1)	74	5	6	59	(15)	(17)
Paxil CR	4	47	33	4	35	45	2	12	100	2	74	100
Wellbutrin	4	(26)	–	5	(25)	–	2	>100	>100	3	(28)	(25)
Wellbutrin IR, SR	3	(51)	(25)	4	(42)	(21)	1	>100	>100	2	(41)	(50)
Wellbutrin XL	1	>100	>100	1	–	–	1	>100	>100	1	88	–
Imigran/Imitrex	12	(4)	–	13	–	8	13	(1)	–	11	(1)	–
Lamictal	14	12	27	15	20	25	14	18	27	12	9	9
Requip	2	34	–	2	24	–	2	16	–	2	13	100

Anti-virals	157	20	25	137	10	14	130	10	12	116	8	7
HIV	51	12	19	47	7	12	42	16	17	41	13	14
Combivir	21	16	24	18	(1)	6	18	15	13	16	4	7
Trizivir	3	(21)	(40)	4	4	11	3	(6)	(25)	4	(6)	–
Epivir	11	(2)	–	13	19	18	11	17	22	11	18	22
Ziagen	9	19	80	7	(4)	(13)	5	23	25	6	14	20
Retrovir	3	(10)	–	3	20	50	2	8	(33)	3	40	50
Agenerase, Lexiva	2	66	–	1	1	8	2	46	–	1	>100	>100
Epzicom/Kivexa	2	>100	>100	1	–	–	1	–	–	–	–	–

Herpes	58	6	9	52	6	6	54	3	8	47	1	(2)
Valtrex	35	13	13	33	10	14	32	14	19	27	11	8
Zovirax	23	(3)	5	19	(1)	(5)	22	(10)	(4)	20	(9)	(13)
Zeffix	33	32	32	30	14	25	27	6	4	22	(1)	–

Anti-bacterials	147	11	17	136	3	6	138	5	8	119	1	(2)
Augmentin	55	22	31	52	–	2	56	10	12	48	13	9
Augmentin IR	53	22	29	52	1	6	55	11	12	47	13	9
Augmentin ES, XR	2	20	100	–	–	–	1	(22)	–	1	(6)	–
Zinnat/Ceftin	21	1	5	20	2	5	17	(9)	(11)	17	(10)	(6)

Metabolic	86	17	25	79	11	16	81	3	8	64	20	19
Avandia	50	29	43	46	15	24	46	16	24	36	26	29
Avandamet	5	(14)	–	4	(8)	–	4	(8)	–	4	83	100
Bonviva/Boniva	–	–	–	–	–	–	–	–	–	–	–	–

Vaccines	156	30	36	114	–	3	109	11	15	80	(4)	(5)
Hepatitis	24	18	26	18	9	13	21	11	11	20	13	18
Infanrix/Pediarix	30	98	>100	20	(1)	(5)	19	11	19	15	(13)	(12)

Oncology and emesis	25	(1)	14	23	1	5	22	(1)	5	21	6	5
Zofran	20	–	11	19	5	12	18	2	6	17	6	6
Hycamtin	2	20	100	1	(29)	(50)	2	(4)	–	1	4	–

Cardiovascular and urogenital	44	22	33	35	22	30	40	48	54	31	39	41
Coreg	1	(35)	–	1	(29)	(50)	1	(29)	–	2	(29)	(33)
Levitra	–	(99)	(100)	1	(90)	(67)	–	–	–	–	–	–
Avodart	3	>100	50	2	>100	>100	2	>100	100	2	–	–
Arixtra	–	–	–	1	>100	>100	–	–	–	–	–	–
Fraxiparine	9	55	80	6	>100	>100	10	–	–	7	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–

Other	165	(4)	1	162	9	14	169	12	12	154	(2)	(3)
Zantac	30	(15)	(17)	30	(5)	(6)	32	3	–	30	(6)	(3)

Total	1,151	13	18	1,000	8	13	995	9	12	872	5	4

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2005
171

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice. The transition date to IFRS for GlaxoSmithKline is 1st January 2003. Therefore, the 2005, 2004 and 2003 information included in the Five year record is in accordance with IFRS as adopted for use in the European Union. For GSK there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board. The 2002 and 2001 information is in accordance with UK GAAP.

To provide a link between IFRS and UK GAAP, 2003 information is also presented under UK GAAP. The accounting policies used in the preparation of the UK GAAP information are disclosed in the 2004 Annual Report. Information prepared under IFRS is not directly comparable with information prepared under UK GAAP.

The Five year record also presents information in accordance with US GAAP.

Turnover by business segment – IFRS	2005	2004	2003
	£m	£m	£m

Pharmaceuticals	18,661	17,100	18,114
Consumer Healthcare	2,999	2,886	2,956

	21,660	19,986	21,070

Turnover by business segment – UK GAAP	2003	2002	2001
	£m	£m	£m

Pharmaceuticals	18,181	17,995	17,205
Consumer Healthcare	3,260	3,217	3,284

	21,441	21,212	20,489

Pharmaceutical turnover by therapeutic area – IFRS	2005	2004	2003
	£m	£m	£m

Respiratory	5,054	4,394	4,390
Central nervous system	3,219	3,462	4,446
Anti-bacterials	1,519	1,547	1,800
Anti-virals	2,598	2,359	2,345
Metabolic	1,495	1,251	1,077
Vaccines	1,389	1,194	1,121
Oncology and emesis	1,016	934	1,000
Cardiovascular and urogenital	1,331	932	770
Others	1,040	1,027	1,165

	18,661	17,100	18,114

Pharmaceutical turnover by therapeutic area – UK GAAP	2003	2002	2001
	£m	£m	£m

Respiratory	4,417	3,987	3,537
Central nervous system	4,455	4,511	4,007
Anti-bacterials	1,815	2,210	2,604
Anti-virals	2,349	2,299	2,128
Metabolic	1,079	960	875
Vaccines	1,123	1,080	948
Oncology and emesis	1,001	977	838
Cardiovascular and urogenital	771	661	591
Others	1,171	1,310	1,677

	18,181	17,995	17,205

Pharmaceutical turnover by geographic area – IFRS	2005	2004	2003
	£m	£m	£m

USA	9,106	8,425	9,410
Europe	5,537	5,084	5,050
International:
Asia Pacific	1,324	1,161	1,138
Japan	854	769	751
Middle East, Africa	746	669	693
Latin America	651	581	598
Canada	443	411	474

International	4,018	3,591	3,654

	18,661	17,100	18,114

GSK Annual Report 2005
172

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover by geographic area – UK GAAP	2003	2002	2001
	£m	£m	£m

USA	9,410	9,797	9,037
Europe	5,114	4,701	4,561
International:
Asia Pacific	1,140	1,100	1,047
Japan	753	712	741
Middle East, Africa	693	652	611
Latin America	597	606	790
Canada	474	427	418

International	3,657	3,497	3,607

	18,181	17,995	17,205

Pharmaceutical turnover in 2005, 2004 and 2003 includes co-promotion income.

Consumer healthcare turnover – IFRS	2005	2004	2003
	£m	£m	£m

OTC medicines	1,437	1,400	1,472
Oral care	943	913	915
Nutritional healthcare	619	573	569

	2,999	2,886	2,956

Consumer healthcare turnover – UK GAAP	2003	2002	2001
	£m	£m	£m

OTC medicines	1,556	1,586	1,603
Oral care	1,082	1,052	1,106
Nutritional healthcare	622	579	575

	3,260	3,217	3,284

Financial results – IFRS	2005	2004		2003
	£m	£m		£m

Turnover	21,660	19,986		21,070
Operating profit	6,874	5,756		6,050
Profit before taxation	6,732	5,779		5,954
Profit after taxation	4,816	4,022		4,308
Basic earnings per share (pence)	82.6	68.1	p	72.3	p
Diluted earnings per share (pence)	82.0	68.0	p	72.1	p
Weighted average number of shares in issue:
Basic	5,674	5,736		5,806
Diluted	5,720	5,748		5,824

Return on capital employed (%)	99.7	100.2		116.6

Financial results – UK GAAP	2003		2002		2001
	£m		£m		£m

Turnover	21,441		21,212		20,489
Operating profit	6,376		5,569		4,701
Profit before taxation	6,313		5,524		4,484
Profit after taxation	4,584		4,060		3,158
Basic earnings per share (pence)	77.1	p	66.5	p	49.9	p
Diluted earnings per share (pence)	76.9	p	66.3	p	49.5	p
Weighted average number of shares in issue:
Basic	5,806		5,912		6,064
Diluted	5,824		5,934		6,116

Return on capital employed (%)	120.8		110.6		75.6

Return on capital employed is calculated as statutory profit before taxation as a percentage of average capital employed over the year.

GSK Annual Report 2005
173

Back to Contents
INVESTOR INFORMATION

Financial record
continued

Amounts in accordance with US GAAP	2005		2004		2003		2002		2001
	£m		£m		£m		£m		£m

Turnover	21,660		19,986		21,117		21,212		20,489
Net income/(loss)	3,336		2,732		2,420		413		(143)
Basic net income/(loss) per share (pence)	58.8	p	47.6	p	41.7	p	7.0	p	(2.4	)p
Diluted net income/(loss) per share (pence)	58.3	p	47.5	p	41.6	p	7.0	p	(2.4	)p

The information presented in accordance with US GAAP is derived from financial information prepared under IFRS, as adopted for use in the European Union, for 2003-2005 and from UK GAAP for 2001-2002.

The information below presents US GAAP net income/(loss) and net income/(loss) per share as if the results for the year ended 31st December 2001 were adjusted to reverse the amortisation expense for goodwill and indefinite-lived intangible assets, that is, as if SFAS 142 had also applied in those years.

	2001
	£m

Adjusted net income/(loss)	1,456
Adjusted basic net income/(loss) per share (pence)	24.0	p
Adjusted diluted net income/(loss) per share (pence)	23.8	p

Exchange rates
As a guide to holders of ADRs, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

	2005	2004	2003	2002	2001

Average	1.81	1.84	1.63	1.51	1.44

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2006	2006	2005	2005	2005	2005

High	1.78	1.79	1.77	1.78	1.79	1.84
Low	1.73	1.74	1.72	1.71	1.75	1.76

The noon buying rate on 24th February 2006 was £1= US$1.74.

Number of employees
	2005	2004	2003	2002	2001

USA	23,822	23,782	24,036	23,527	23,613
Europe	43,999	44,679	44,559	46,028	46,508
International:
Asia Pacific	15,991	16,109	18,373	17,289	18,364
Japan	3,098	2,965	2,842	2,952	2,985
Middle East, Africa	5,682	5,134	3,400	5,973	6,344
Latin America	5,664	5,603	5,916	6,876	7,800
Canada	2,472	1,747	1,793	1,854	1,856

International	32,907	31,558	32,324	34,944	37,349

	100,728	100,019	100,919	104,499	107,470

Manufacturing	31,615	31,143	32,459	35,503	36,849
Selling	44,393	44,646	43,978	43,994	44,499
Administration	9,225	9,193	9,550	10,378	11,081
Research and development	15,495	15,037	14,932	14,624	15,041

	100,728	100,019	100,919	104,499	107,470

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GlaxoSmithKline on a contract basis.

GSK Annual Report 2005
174

Back to Contents
INVESTOR INFORMATION

Financial record
continued

Balance sheet – IFRS
	2005	2004	2003
	£m	£m	£m

Non-current assets	14,021	12,164	11,622
Current assets	13,177	10,780	10,298

Total assets	27,198	22,944	21,920
Current liabilities	(9,511)	(8,564)	(8,314)
Non-current liabilities	(10,117)	(8,443)	(8,008)

Total liabilities	(19,628)	(17,007)	(16,322)

Net assets	7,570	5,937	5,598

Equity

Shareholders’ equity	7,311	5,724	4,917
Minority interests	259	213	681

	7,570	5,937	5,598

Balance sheet – UK GAAP
	2003	2002	2001
	£m	£m	£m

Fixed assets	8,575	8,752	8,984
Current assets	12,625	10,749	10,423

Total assets	21,200	19,501	19,407
Current liabilities	(8,471)	(8,724)	(9,398)
Non-current liabilities	(6,925)	(6,130)	(4,664)

Total liabilities	(15,396)	(14,854)	(14,062)

Net assets	5,804	4,647	5,345

Equity

Shareholders’ equity	5,059	3,840	4,483
Minority interests	745	807	862

	5,804	4,647	5,345

Amounts in accordance with US GAAP
	£m	£m	£m	£m	£m
	2005	2004	2003	2002	2001

Total assets	57,218	55,841	56,400	57,671	61,341
Net assets	34,599	34,429	34,861	35,729	40,969
Long-term borrowings	(5,293)	(4,374)	(3,640)	(3,085)	(2,116)
Shareholders’ equity	34,282	34,042	34,116	34,922	40,107

GSK Annual Report 2005
175

Back to Contents

INVESTOR INFORMATION

Shareholder information

Share price

	2005	2004	2003
	£	£	£

At 1st January	12.22	12.80	11.92
High during the year	15.44	12.99	13.90
Low during the year	11.75	10.42	10.00
At 31st December	14.69	12.22	12.80
Increase/(Decrease)	20%	(5)%	7%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price increased by 20% in 2005 from a price of £12.22 at 1st January 2005 to £14.69 at 31st December 2005. This compares with an increase in the FTSE 100 index of 17% during the year.

Market capitalisation
The market capitalisation, based on shares in public issue, of GlaxoSmithKline at 31st December 2005 was £85 billion. At that date GSK was the fourth largest company by market capitalisation on the FTSE index.

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

Taxation

General information concerning the UK and US tax effects of share ownership is set out in 'Taxation information for shareholders' on page 180.

Dividends

GlaxoSmithKline pays dividends quarterly. Details of the dividends declared, the amount and the payment dates are given in Note 14.

Dividends per share
The table below sets out the dividends per share paid in the last five years.

Year	pence

2005	44.0
2004	42.0
2003	41.0
2002	40.0
2001	39.0

Dividends per ADS
The table below sets out the dividends per ADS paid in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2005	1.57
2004	1.53
2003	1.39
2002	1.24
2001	1.11

Dividend calendar
Fourth quarter 2005

Ex-dividend date	15th February 2006
Record date	17th February 2006
Payable	6th April 2006

First quarter 2006

Ex-dividend date	10th May 2006
Record date	12th May 2006
Payable	6th July 2006

Second quarter 2006

Ex-dividend date	2nd August 2006
Record date	4th August 2006
Payable	5th October 2006

Third quarter 2006

Ex-dividend date	1st November 2006
Record date	3rd November 2006
Payable	4th January 2007

INTERNET
Information about the company including details of the share price is available on GSK’s website at www.gsk.com.

Information made available on the website does not constitute part of this Annual Report.

ORDINARY SHARES
The company’s shares are listed on the London Stock Exchange.

Registrar
The company’s registrars are:

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA
www.shareview.co.uk
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

The registrars also provide the following services:

•	GlaxoSmithKline Investment Plan
•	GlaxoSmithKline Individual Savings Account
•	GlaxoSmithKline Corporate Sponsored Nominee
•	Shareview service
•	Shareview dealing service

GSK Annual Report 2005
176

Back to Contents

INVESTOR INFORMATION

Shareholder information
continued

Analysis of shareholdings
	Number of	% of total	% of total	Number of
Analysis of shareholdings at 31st December 2005:	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	139,372	70	1	50,069,101
1,001 to 5,000	45,478	23	2	97,708,958
5,001 to 100,000	12,085	6	3	183,117,826
100,001 to 1,000,000	1,082	1	6	372,632,157
Over 1,000,000	491	–	88	5,259,323,214

Totals	198,508	100	100	5,962,851,256

Held by
Nominee companies	30,696	15	77	4,583,100,614
Investment and trust companies	64	–	1	46,855,187
Insurance companies	16	–	–	107,531
Individuals and other corporate bodies	167,730	85	6	363,755,128
BNY (Nominees) Limited	1	–	14	826,253,118
Held as Treasury shares by GlaxoSmithKline	1	–	2	142,779,678

Totals	198,508	100	100	5,962,851,256

The Bank of New York’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 24th February 2006, the number of holders of record of shares in the USA was 1,190 with holdings of 1,543,844 shares, and the number of registered holders of the ADRs was 41,589 with holdings of 415,217,646 ADRs. Certain of these shares and ADRs were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company
As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Major shareholders have the same voting rights per share as all other shareholders.

Substantial shareholdings
At 24th February 2006, the company had received notification of the following interests of 3% or more in the shares in issue, excluding Treasury shares:

•	BNY (Nominees) Limited holds 830,443,108 shares representing 14.26%. These shares are held on behalf of holders of ADRs, which evidence ADSs.

•	Legal & General Investment Management Limited holds 212,219,375 shares representing 3.64%.

•	Barclays PLC holds 221,114,143 shares representing 3.80%.

As far as is known to the company, no other person was the owner of 3% or more of the shares in issue, excluding Treasury Shares of the company.

Directors and Officers
The interests of the Directors and Officers of the company, as defined in the Companies Act 1985, in share options of the company are given in the Remuneration Report (pages 37 to 54).

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

Publications
In late March 2006 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D and environment health and safety.

GSK Annual Report 2005
177

<<<

Back to Contents

INVESTOR INFORMATION

Shareholder information
continued

Nature of trading market

The Ordinary Shares of the company were listed on the London Stock Exchange on 27th December 2000. The shares were also listed on the New York Stock Exchange (NYSE) (in the form of American Depositary Shares ‘ADSs’) from the same date.

The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low last reported sales prices in US dollars for the ADSs on the NYSE.

GlaxoSmithKline	Pence per share

	High	Low

Quarter ended 31st March 2006*	1500	1424
February 2006*	1500	1434
January 2006	1496	1424
December 2005	1483	1434
November 2005	1544	1429
October 2005	1473	1395
September 2005	1442	1343
Quarter ended 31st December 2005	1544	1395
Quarter ended 30th September 2005	1442	1308
Quarter ended 30th June 2005	1377	1201
Quarter ended 31st March 2005	1318	1175
Quarter ended 31st December 2004	1222	1101
Quarter ended 30th September 2004	1209	1042
Quarter ended 30th June 2004	1201	1067
Quarter ended 31st March 2004	1299	1060
Year ended 31st December 2003	1390	1000
Year ended 31st December 2002	1780	1057
Year ended 31st December 2001	2032	1626

	US dollars per ADS

	High	Low

Quarter ended 31st March 2006*	52.77	50.15
February 2006*	52.15	50.31
January 2006	52.77	50.15
December 2005	51.97	50.17
November 2005	53.53	49.16
October 2005	52.39	49.36
September 2005	51.28	49.45
Quarter ended 31st December 2005	53.53	49.16
Quarter ended 30th September 2005	51.28	46.47
Quarter ended 30th June 2005	51.40	45.19
Quarter ended 31st March 2005	50.50	44.48
Quarter ended 31st December 2004	47.50	41.15
Quarter ended 30th September 2004	43.84	39.04
Quarter ended 30th June 2004	43.50	39.44
Quarter ended 31st March 2004	46.93	39.38
Year ended 31st December 2003	47.40	32.75
Year ended 31st December 2002	50.87	32.86
Year ended 31st December 2001	57.76	48.80

* to 24th February 2006

GSK Annual Report 2005
178

Back to Contents

INVESTOR INFORMATION

Shareholder information
continued

Share dealing service
Hoare Govett operate a postal dealing service in the company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Further details may be obtained by telephoning +44 (0) 207 661 6555.

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited
Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel: +44 (0)1296 414141

The provision of the details above is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

AMERICAN DEPOSITARY SHARES
The company’s shares are listed on the NYSE in the form of American Depositary Shares and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

In general, the NYSE’s rules permit the company to follow UK corporate governance practices instead of those that apply in the USA, provided that the company explains any significant variations. This explanation is provided on the company’s website.

ADR programme administrator
The ADR programme is administered by:

The Bank of New York
Shareholder Relations
PO Box 11258, Church Street Station
New York
NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
Tel: +1 212 815 3700 outside the USA

Customer Response Center
Tel: 1 888 825 5249 toll free

The administrators also provide Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

INVESTOR RELATIONS
Investor Relations may be contacted as follows:

UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557 / 5558
Fax: +44 (0)20 8047 7807

USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 4638 outside the USA
Fax: +1 919 315 3344

Annual General Meeting 2006

The Queen Elizabeth II Conference Centre, 17th May 2006
Broad Sanctuary, Westminster,
London SW1P 3EE

The Annual General Meeting is the company's principal forum for communication with private shareholders. In addition to the formal business there will be a presentation by the Chief Executive Officer on the performance of the Group and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board's committees will take questions on matters relating to those committees.

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

Financial reporting

Financial reporting calendar 2006

Announcement of 1st Quarter Results	April 2006

Announcement of 2nd Quarter Results	July 2006

Announcement of 3rd Quarter Results	October 2006

Preliminary Announcement of Annual Results	February 2007

Publication of Annual Report/Review	March 2007

Results Announcements
Results Announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, are made available on the website and sent to the US Securities and Exchange Commission and the NYSE.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available from the date of publication on the website.

The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Annual Report by writing to the company’s registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the Customer Response Center in the USA.

GSK Annual Report 2005
179

Back to Contents

INVESTOR INFORMATION

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

Stamp duty
UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5% of the purchase price. There is a minimum charge of £5 where a stamp duty liability arises.

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

Taxation of dividends
The gross amount of dividends received (without reduction for any UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2009. Shareholders are advised to consult their own Tax Advisers to confirm their eligibility.

Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADRs.

Estate and gift taxes
Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty
UK stamp duty or SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the ADR custodian or depository at a rate of 1.5% of their price (if issued), the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that the instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5%. There is a minimum charge of £5 where a stamp duty liability arises.

GSK Annual Report 2005
180

Back to Contents

INVESTOR INFORMATION

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two ordinary shares.

American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.

Basic earnings per share	Basic income per share.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Creditors	Accounts payable.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Debtors	Accounts receivable.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share based employee incentive plans.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of total equity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Shareholders’ funds	Shareholders’ equity.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	Shares outstanding.

Statement of recognised income and expense	Statement of comprehensive income.

Stocks	Inventories.

Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

GSK Annual Report 2005
181

Back to Contents

INVESTOR INFORMATION

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	172-176
D	Risk factors	71-74

4	Information on the company
A	History and development of the company	04
B	Business overview
	Products	20-21,23
	Competition	22-23
	Regulation	24
	Marketing and distribution	14
	Manufacture and supply	17
	Research and development	07-13
	Intellectual property	25-26
	Environment, health and safety	26
	Access to medicines	15
	Corporate responsibility and community investment	18-19
C	Organisational structure	147-149
D	Environmental responsibility	66
	Note 5 – Segment information	93-95
	Note 15 – Property, plant and equipment	66,101-102

5	Operating and financial review and prospects
A	Operating results
	2005 and 2004	57-74
	2004 and 2003	75-80
B	Liquidity and capital resources	66-70
C	Research and development, patents and licenses, etc.	07-13,56
D	Trend information	56
E	Off balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	67

6	Directors, senior management and employees
A	Directors and senior management	28-29
B	Compensation
	Remuneration Report	37-54
C	Board practices
	Corporate governance	30-36
D	Employees
	GlaxoSmithKline people	16
	Note 8 – Employee costs	96
	Note 26 – Pensions and other post-employment benefits	107-112
	Financial record	174
E	Share ownership
	GlaxoSmithKline people	16
	Note 37 – Employee share schemes	132-134
	Share options	49-50
	Incentive plans	51-52
	Directors’ interests	48,54

7	Major shareholders and related party transactions
A	Major shareholders	177
B	Related party transactions
	Note 33 – Related party transactions	118

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See Item 18
	Legal proceedings	157-164

9	The offer and listing
A	Share price history	176,178
C	Markets	178

10	Additional information
B	Memorandum and Articles of Association	Footnote (i)
D	Exchange controls	177
E	Taxation	180
H	Documents on display	177

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	69-70
	Note 36 – Financial instruments and related disclosures	123-131

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	33-36

16	[Reserved]
A	Audit Committee financial expert	34
B	Code of ethics	35
C	Principal accountant fees and services	95-96
D	Exemptions from the listing standard for audit committees	n/a
E	Purchases of equity securities by the issuer and affiliated
	purchasers	116

17	Financial statements	n/a

18	Financial statements
	Report of Independent Registered Public Accounting Firm	83
	Consolidated income statement	84
	Consolidated balance sheet	85
	Consolidated cash flow statement	86-87
	Consolidated statement of recognised income and expense	88
	Notes to the financial statements	89-164

19	Exhibits	Footnote (i)

Footnote
(i) See the company's Form 20-F filing with the Securities and Exchange Commission

GSK Annual Report 2005
182

Back to Contents

What would you like to know about GSK?

www.gsk.com

Website

- About us
- Our products
- Your health
- Responsibility
- In the community
- Research & Development
- Investors
- Media centre
- Careers

Corporate brochure

- Meeting global challenges
- Commitment to innovation
- Access to medicines
- Therapy areas
- Our mission
- A better future

Corporate responsibility report

- Access to medicines
- Research and innovation
- Ethical conduct
- Employees
- Human rights
- Environment
- Community investment

Annual report

- An interview with the Chairman and CEO
- Financial summary
- Description of business
- Corporate governance
- Remuneration report
- Operating and financial review and prospects
- Financial statements
- Notes to the financial statements
- Investor information

Annual review

- An interview with the Chairman and CEO
- Focus on the patient
- The year of the vaccine
- Growing brands
- Powering performance
- Performance highlights
- Business operating review
- Summary remuneration report
- Corporate governance
- Summary financial statements
- Shareholder information
- Chairman and CEO's closing letter

Do more, feel better, live longer

Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road	Designed by CGI London.
Brentford, Middlesex TW8 9GS
United Kingdom	Printed in the UK by St. Ives Direct Edenbridge Ltd. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.
Tel: +44 (0)20 8047 5000
www.gsk.com

Item 19 Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt is incorporated by reference to the Registration Statement on Form F-6 (No. 333-12248) filed with the Commission on July 5, 2000.

4.1	Service Agreement between SmithKline Beecham Corporation and Jean-Pierre Garnier is incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 8, 2005.

4.2	Service Agreement between SmithKline Beecham Corporation and Tadataka Yamada is incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 8, 2005.

4.3	Service Agreement between GlaxoSmithKline Services Unlimited and Julian Heslop.

8.1	A list of the Registrant’s principal subsidiaries is incorporated given on pages 147 to 149 of this Report on Form 20-F.

12.1	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Jean-Pierre Garnier.

12.2	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Julian Heslop.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2	The Five year record of selected financial information on pages 160 to 162 of the company's Annual Report on Form 20-F for 2004, the discussion of the 2004 Year on pages 61 to 70 in the Operating and financial review and prospects section thereof and the Financial statements and supporting notes on pages 87 to 152 thereof, in each case for the purpose of meeting the US reporting requirements applicable to first-time adopters of IFRS are all incorporated by reference to those pages in the Registrant's Annual Report on Form 20-F filed with the Commission on March 8, 2005.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GlaxoSmithKline plc

March 3, 2006	By:	/s/ Julian Heslop
Julian Heslop
Chief Financial Officer