Form 20-F
period 2006-12-31
GLAXOSMITHKLINE PLC
filed 2007-03-02
CIK 1131399

As filed with the Securities and Exchange Commission on March 2, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006

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

  Yes        No

Annual Report 2006

A human race

GlaxoSmithKline

Do more, feel better, live longer

Back to Contents

Financial summary

Results
	2006	2005	Sterling			CER% growth	*
	£m	£m	% growth	2006	2005	2004		2003	2002

Turnover	23,225	21,660	7	9	7	1		5	7

Research and development	3,457	3,136

Operating profit	7,808	6,874	14	17	16	–		8	13

Profit before taxation	7,799	6,732

Profit after taxation for the year	5,498	4,816

Profit attributable to shareholders	5,389	4,689

	2006	2005
	pence	pence

Earnings per share	95.5p	82.6p	16	19	18	2	10	13

Diluted earnings per share	94.5p	82.0p

			2006	2005	2004	2003	2002

Dividends per share	48p	44p	48p	44p	42p	41p	40p

Cash flow
	2006	2005
	£m	£m

Net cash inflow from operating activities	4,357	5,958

Capital expenditure	1,590	1,181

Free cash flow	2,623	4,664

Dividends to shareholders	2,598	2,390

Purchase of GSK shares	1,348	999

Net debt	2,450	1,237

Share price
	2006	2005

Share price at 31st December	£13.44	£14.69

*CER% growth is on an IFRS basis for 2006 and 2005 and a UK GAAP, business performance basis for 2004 and earlier. In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. Sterling% or £% represents growth at actual exchange rates.

Website
GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

Report of the Directors
Pages 2 and 3 and pages 6 to 82 inclusive consist of a Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Notice regarding limitations on Director liability under English law
Under the UK Companies Act 2006, a new safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 2 and 3 and 6 to 82, under English law the Directors would be liable to the company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

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

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 44 to 47 of this Annual Report.

<

Back to Contents

Review of 2006

Chairman’s and CEO’s summary

Every day we are involved in a race that unites more than 100,000 people at GSK: in finding new medicines and vaccines that meet unmet medical needs; in ensuring that patients have access to these new medicines regardless of their financial circumstances; and in meeting the expectations of our many stakeholders, including you – our shareholder. It is a race with many stages and we won’t win them all. But, as we take part, we never forget the real focus of our efforts: the human race.

2006 was a year of positive achievement for GSK as we continued to make progress on all fronts. Sales growth is coming from an ever-widening portfolio of fast-growing products that, combined with good cost control, has enabled us to deliver a strong financial performance. We also have very healthy momentum in our pipeline, with ten new products added to our late-stage development efforts in the last 12 months. For all these reasons, we look to the future with confidence.

Financial performance and outlook
Your company delivered a strong financial performance in 2006. Turnover of £23.2 billion is an increase of 9 per cent at constant exchange rates (CER)*. Earnings per share (EPS) were 95.5 pence, with growth of 19 per cent.

This performance was driven by sales of key pharmaceutical products including Seretide/Advair for asthma and chronic obstructive pulmonary disease (COPD), the Avandia group of products for diabetes, Coreg for heart disease, Lamictal for epilepsy and bipolar disorder, Valtrex for herpes, and our vaccines.

Although we performed well in a tough environment, the US political climate together with investor concern over pipeline delays resulted in our share price ending the year 9 per cent lower than at 1st January 2006.

Looking ahead, we expect new clinical data to help deliver growth from Seretide/Advair and the Avandia group of products, and continued good performance from our vaccines business. We plan to launch new products in both our pharmaceutical and Consumer Healthcare businesses. In addition, we expect to continue to achieve savings through improved operational efficiency. The combination of new products and enhanced efficiency will help offset the impact of generic competition to Zofran and Wellbutrin XL during the coming 12 months and we expect to deliver 2007 EPS growth of 8 to 10 per cent in CER terms.

Delivering our pipeline for patients
Our pipeline is significant, with 158 projects in clinical development at the end of February 2007.

Although we had some setbacks during the year, including cancellation of Redona for diabetes, we have a great ability to reload our pipeline. And it is beginning to flow strongly, delivering much-needed new treatments for patients and opportunities for us. We now have 31 major product opportunities in phase III development or registration and we plan to launch five major new pharmaceutical products in 2007: Tykerb for breast cancer, Cervarix to prevent cervical cancer, Allermist/Avamys for allergic rhinitis, Coreg CR for heart conditions and Trexima for migraine.

Our Consumer Healthcare portfolio will also be strengthened in 2007 with the launch of ten products, including alli, the first FDA-approved OTC treatment for weight loss in the USA.

Best place to work
We work hard to create a working environment where the best people can do their best work and the results of our biennial employee opinion survey demonstrated that we are enjoying real success. For overall satisfaction, GSK scored higher than any of our peers in the benchmark group of major companies and 90 per cent of managers are proud to work for GSK.

Playing our part
In 2006, our global community investment contributions were valued at £302 million, equivalent to 3.9 per cent of Group profit before tax. This is a significant sum, but such commitment is no less than should be expected from a company in our industry. We have the capability and the desire to reach out to patients and to find solutions to healthcare challenges worldwide, helping people do more, feel better and live longer.

A human race
For all our investment in technology, it is our people that make GSK so different. We could not succeed without their commitment, expertise and passion, and we thank them all for their outstanding efforts in 2006.

We also thank you, our shareholders, for your continued support during the year, together with our suppliers and business partners who work so hard on our behalf.

Our management team has again performed very well. In the past 12 months we welcomed to the Board Dr Moncef Slaoui, our new Chairman of R&D, on 17th May 2006, Dr Daniel Podolsky on 1st July 2006 and Dr Stephanie Burns on 12th February 2007. In addition to Moncef, the corporate executive team saw two changes. Jennie Younger left in June 2006 and was succeeded by Duncan Learmouth as Senior Vice President, Corporate Communications and Community Partnerships. Ford Calhoun retired in January 2007 and was succeeded by Bill Louv as Chief Information Officer. Our best wishes go to both Jennie and Ford and we thank them for the valuable skills, great contribution and good humour they brought to their roles over the years.

Sir Christopher Gent Chairman	JP Garnier Chief Executive Officer

GSK Annual Report 2006
1

<

Back to Contents

2006 performance overview

Key performance indicators
Turnover, earnings per share growth and total shareholder return

GSK’s performance and development are driven by a number of important strategies

Strategies

Optimising the performance of key products
Both the Pharmaceutical and Consumer Healthcare businesses focus on ways to improve the return from the Group’s intellectual property by maximising sales of key products.
GSK’s activities include:
• achieving worldwide sales force excellence
• achieving Pharmaceutical and Consumer Healthcare marketing excellence
• maintaining the highest ethical standards
• improving the cost-effectiveness of operations

Delivering the product pipeline for patients
GSK aims to create the best product pipeline in the industry for the benefit of society. This includes developing a focused strategy to support the pipeline and manage the full life cycle of compounds from launch as prescription medicines through to potentially becoming over-the-counter products.

GSK measures R&D productivity by the number and level of innovation of the products it creates, and by the ability to address unmet patient needs.

Being the best place for the best people to do their best work
GSK is committed to creating the best place for the best people to do their best work by:
• recruiting and developing the best people in the industry
• supporting a culture of high reward for high performance
• ensuring good communication and employee involvement
• maintaining a diverse and healthy workforce

Improving access to medicines
GSK is finding innovative ways to bring medicines, vaccines and health education to patients in all countries, including those suffering from epidemics and neglected diseases.

GSK Annual Report 2006
2

<

Back to Contents

Key developments in 2006

•	Total turnover grew 9% to £23.2 billion – Pharmaceuticals up 9% to £20.1 billion; Consumer Healthcare up 6% to £3.1 billion
•	Top ten Pharmaceutical products:
	–	Seretide/Advair £3,313 million, up 11%	–	Zofran £847 million, up 3%
	–	Vaccines products £1,692 million, up 23%	–	Valtrex £845 million, up 24%
	–	Avandia group of products £1,645 million, up 25%	–	Coreg £779 million, up 38%
	–	Lamictal £996 million, up 19%	–	Imigran/Imitrex £711 million, up 3%
	–	Wellbutrin £900 million, up 24%	–	Flixotide/Flovent £659 million, up 5%
•	High potential products Avodart, Requip and Boniva delivered combined sales of £579 million
•	Top five Consumer Healthcare products:
	–	Lucozade £301 million, up 14%	–	Panadol £207 million, up 6%
	–	Aquafresh £283 million, down 3%	–	Ribena £169 million, down 1%
	–	Sensodyne £257 million, up 19%
•	Operating margin increased by 1.9 percentage points to 33.6% of turnover
•	Continuing financial strength enabled the 2006 dividend to be increased to 48 pence (2005 – 44 pence)
•	A new share buy-back programme of £6 billion over three years was announced
More details on page 31.

•	In February 2007, GSK had 158 pharmaceutical and vaccine projects in clinical development, compared with 149 in February 2006
•	31 major product opportunities were in phase III development or registration (13 NCEs, 6 new vaccines, 12 PLEs), including:
	–	Cervarix (cervical cancer)	–	Coreg CR (cardiovascular conditions)
	–	Tykerb (breast cancer)	–	Trexima (migraine)
	–	Allermist (allergic rhinitis)	–	H5N1 (pandemic ‘flu vaccine)
•	Late stage projects terminated included Redona for type 2 diabetes and brecanavir for HIV/AIDS

More details on page 12.

•	The Group’s biennial global leadership survey of over 10,000 managers in 2006 showed:
	–	91% (2004 – 91%) of managers believed “people in their department show commitment to performance with integrity”
	–	90% (2004 – 83%) of managers were “proud to be part of GlaxoSmithKline”
	–	86% (2004 – 77%) of managers would “gladly refer a friend or family member to work for GlaxoSmithKline”
•	In 2006, 36.3% of the global management population was female (2005 – 35.5%)

More details on page 17.

•	Global community investment was valued at £302 million, 3.9% of profit before tax
•	The lymphatic filariasis elimination programme continued with another 155 million albendazole treatments donated, making almost 600 million treatments in total
•	GSK shipped over 27 million Combivir tablets and nearly 59 million Epivir tablets to developing countries at not-for-profit prices. Approximately 120 million tablets were supplied by generic manufacturers licensed by GSK
•	Other international humanitarian product donations totalled £22 million

More details on page 19.

GSK Annual Report 2006
3

<

Back to Contents

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

GSK has its corporate head office in London. It also has operational headquarters in Philadelphia and Research Triangle Park, USA, and operations in some 117 countries, with products sold in over 140 countries. The principal research and development (R&D) facilities are in the UK, the USA, Japan, Italy, Spain and Belgium. Products are currently manufactured in some 37 countries.

The major markets for the Group’s products are the USA, France, Japan, the UK, Italy, Germany and Spain.

Business segments GSK operates principally in two industry segments:

•	Pharmaceuticals (prescription pharmaceuticals and vaccines)

•	Consumer Healthcare (over-the-counter medicines, oral care and nutritional healthcare)

Annual Report and Annual Review
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2006, prepared in accordance with United Kingdom requirements. It was approved by the Board of Directors on 28th February 2007 and published on 2nd March 2007.

A summary report on the year, the Annual Review 2006, which is prepared in accordance with United Kingdom requirements and intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. It includes the joint statement by the Chairman and the Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report. The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GlaxoSmithKline’s corporate website at www.gsk.com.

In this Report ‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiary undertakings; the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p; American Depositary Share (ADS) represents two GlaxoSmithKline shares.

Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trademarks of Bayer, Boniva/Bonviva, a trademark of Roche, Citrucel, a trademark of Merrell Pharmaceuticals, Entereg, a trademark of Adolor Corporation in the USA, Hepsera, a trademark of Gilead Sciences in some countries including the USA, HuMax-CD20 a trademark of Genmab, Integrilin, a trademark of Millennium Pharmaceuticals, Lymphostat B, a trademark of Human Genome Sciences, Nicoderm, a trademark of Sanofi-Aventis, Pfizer Canada, Elan, Novartis, Merrell or GlaxoSmithKline, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used in certain countries under licence by the Group.

GSK Annual Report 2006
4

<

Back to Contents

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

REPORT OF THE DIRECTORS

Report of the Directors
2006 Performance overview	2-3
Financial trends and ratios	6
Business review	7
Corporate governance	53
Remuneration Report	65

FINANCIAL STATEMENTS

INVESTOR INFORMATION

Investor information
Financial record	166
Shareholder information	176
Taxation information for shareholders	180
Glossary of terms	181
Index	182

GSK Annual Report 2006
5

Back to Contents

REPORT OF THE DIRECTORS

Financial trends and ratios

				Growth				Growth
	2006				2005				2004
	£m		CER%	£%	£m		CER%	£%	£m

Turnover – Pharmaceuticals	20,078		9	8	18,661		8	9	17,100
– Consumer Healthcare	3,147		6	5	2,999		2	4	2,886

Total	23,225		9	7	21,660		7	8	19,986

Cost of sales	(5,010)		6	5	(4,764)		8	9	(4,360)
Selling, general and administration	(7,257)		–	–	(7,250)		–	1	(7,201)
Research and development	(3,457)		11	10	(3,136)		8	8	(2,904)
Other operating income	307				364				235

Operating profit	7,808		17	14	6,874		16	19	5,756

Profit before taxation	7,799		19	16	6,732		13	16	5,779
Profit after taxation for the year	5,498		17	14	4,816		17	20	4,022

Profit attributable to minority interests	109				127				114
Profit attributable to shareholders	5,389				4,689				3,908

Earnings per share (pence)	95.5	p	19	16	82.6	p	18	21	68.1	p
Diluted earnings per share (pence)	94.5	p			82.0	p			68.0	p

Research and development

Pharmaceuticals	3,353				3,030				2,797
Consumer Healthcare	104				106				107

Total	3,457				3,136				2,904

Net finance cost cover

Net finance costs	65				194				186
Cover	121 times				36 times				32 times

Net finance cost cover is profit before tax plus net finance costs, divided by net finance costs.

Tax rate	29.5%				28.5%				30.4%

Borrowings

Net debt	2,450				1,237				1,984
Gearing	25%				16%				33%

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

GSK Annual Report 2006
6

Back to Contents

REPORT OF THE DIRECTORS

Business review

The business review discusses GSK’s financial and non-financial activities, resources, developments and performance during 2006 and outlines the trends and factors which are likely to affect its future development under the following headings:

Optimising the performance of key products	8
Delivering the product pipeline for patients	9
Being the best place for the best people to do their best work	17
Improving access to medicines	18
Corporate responsibility and community investment	19
Global manufacturing and supply	21
Regulatory environment	22
World market	26
Products and competition	27
Financial review 2006	31
Financial position and resources	39
Outlook and risk factors	44
Financial review 2005	48

The ‘2006 performance overview’ on pages 2 and 3 form part of this business review.

Discussion of the Group’s management structures and corporate governance procedures is set out in Corporate governance (pages 53 to 63).

The Remuneration Report gives details of the Group’s policies on Directors’ remuneration and the amounts earned by Directors and senior management in 2006 (pages 65 to 82).

The reconciliation to US accounting principles is set out in Note 41 to the financial statements.

Accounting presentation
This report is prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union. GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and only in accordance with IAS 32 and IAS 39 from 1st January 2005.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiary and associated undertakings and joint ventures into Sterling. Period end rates are used to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

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

GSK Annual Report 2006
7

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Optimising the performance of key products

GSK undertakes a range of activities to maximise the commercial potential of its intellectual property by introducing innovative products, accelerating the process of bringing them to as many markets as possible, increasing brand recognition and improving access to new medicines. Both the pharmaceutical and consumer healthcare businesses focus on ways to optimise performance of key products through a number of initiatives. Some of these are:

Worldwide pharmaceutical sales force excellence
GSK’s sales force has always ranked high in surveys with healthcare professionals. Worldwide Sales Force Excellence (WSFE) aims to improve customer satisfaction even further.

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

A single global sales call model has been introduced that focuses on treating the patient through a dialogue about “when” a GSK medicine is appropriate, “why” it is effective and “how” to administer it safely. All field staff in GSK’s key markets have been trained in this new approach. The entire sales organisation is involved in WSFE to bring about a cultural change that raises ethical standards and helps build long-term, trusting relationships with the healthcare community. In addition, a dashboard of key performance indicators, a product knowledge certification process and an effective leadership training programme have been established.

Superior product knowledge is essential in serving the needs of healthcare professionals. Physicians rely on GSK to keep them abreast of changes in prescribing information or new clinical studies involving GSK medicines. As a key goal of WSFE, GSK expanded its Annual Certification program to all countries. Over 30,000 representatives passed certification tests on the pathology, prescribing information and key messages of their leading products. Scores were consistently around 98%, with many representatives achieving a perfect score.

Pharmaceutical marketing excellence
Large numbers of patients suffering the effects of disease continue to be unable to benefit from innovative medicines and treatments. For example within Europe, around 50% of patients suffering from Chronic Obstructive Pulmonary Disease (COPD) are diagnosed and of those, only 60% receive regular maintenance drug therapy.

GSK’s marketing initiative implements programmes to overcome the barriers to proper diagnosis and treatment, by providing accurate and balanced information on its products, to allow as many people as possible to benefit from GSK’s medical advances. While these programmes are beginning to show effects, more needs to be done before the societal costs of disease will decrease.

Marketing codes
GSK is committed to ethical, responsible and patient-centred marketing. The Group’s Pharmaceutical Marketing and Promotional Activity policy governs marketing activities and applies to all employees, suppliers, contractors and agents. This policy requires that all marketing and promotional activities are based on valid scientific evidence and comply with applicable laws and regulations.

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

Next Generation Now
In 2006, US Pharmaceutical businesses created and implemented the Next Generation Now operating model for advertising agencies. Design of this model, which aims to improve creativity and productivity and achieve significant cost savings, involved a number of key areas. As a result professional brand accounts were consolidated under a single agency, which increased access to the best talent, streamlined account management and reduced rates. The team also instituted key changes for agency reviews and created financial parameters and resource guides to improve decision making and processes.

Consumer Healthcare marketing excellence
The recent restructuring that placed greater emphasis on the brands‘ opportunities is now a major factor in the improved performance of this business. Through this restructuring, a team called the Future Group was created to drive the pipelines and marketing programmes for global brands with significant sales in multiple markets. For other large brands that have one dominant market, but may be available in several territories, a dedicated team drives each of these lead market brands for their dominant market. The remaining assets, termed enterprise brands, are locally managed by in-market commercial teams to retain their entrepreneurial spirit and relevance.

GSK Annual Report 2006
8

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients

Research and Development – Pharmaceuticals
Since the merger, GSK R&D has developed one of the most robust pipelines of potential new medicines in the industry. In 2006 Pharmaceutical R&D was actively managing over 150 projects in human clinical trials across the globe. Delivering this pipeline to patients safely and efficiently is our number one goal.

Focus on the Patient
One objective unites the 15,500 people who work at GSK R&D, and that is staying focused on the patient. It drives them to discover potential treatments for disease and to develop innovative medicines that offer true benefit to patients. Reaching out to and speaking with patients and their families to understand the impact of disease on their lives, their work and their community are an essential part of this. GSK knows patients are waiting, and the focus on the patient is our driver to deliver the best every day.

Pharmaceutical R&D at GSK is organised around the discovery and development of medicines for patients. Discovery is conducted by Molecular Discovery Research and GSK’s Centres of Excellence for Drug Discovery (CEDDs), and development by GSK’s Medicine Development Centres (MDCs). Along the way, many other groups provide critical scientific input, conduct important experiments, and aid in managing the R&D process. These groups are described in more detail below.

Discovering potential medicines
Two components are needed in the discovery of new medicines –identification of the most important molecular targets that have potential to impact human disease and discovery of compounds that can modulate these targets to alleviate disease in an effective and safe way.

Molecular Discovery Research (MDR) produces the lead compounds that may interact with targets which form the basis of drug discovery efforts in GSK’s CEDDs. In 2006, MDR progressed over 220 preclinical drug discovery programmes and in so doing performed hundreds of assays per week and provided the CEDDs with over 70 high-quality new lead compounds.

When GSK R&D designed the CEDDs, they integrated groups of scientists and clinicians and organised their work around specific disease areas. At no more than 300-400 people, each CEDD is nimble and entrepreneurial. GSK’s nine therapeutically aligned CEDDs, based in Europe and the USA, are:

•	Biopharmaceuticals – Stevenage, UK

•	Cardiovascular – Upper Merion, USA

•	Infectious Disease – Upper Merion and Research Triangle Park, USA

•	Metabolic – Research Triangle Park, USA

•	Oncology – Upper Providence, USA

•	Macrolide Drug Discovery – Zagreb, Croatia (acquired Pliva Research Institute in May 2006)

•	Neurology & Gastrointestinal Diseases – Harlow, UK

•	Psychiatry – Verona, Italy

•	Respiratory and Inflammation – Stevenage, UK.

Each CEDD is responsible for identifying the targets of most relevance in its therapeutic area and building on the lead compounds to produce a potential medicine. The fundamental steps in turning a lead compound into a medicine are optimising it for potency, efficacy and safety and defining the biology in animals and humans so that the medicine can be tested for effects in the right patient groups. These inventive steps are underpinned through scientific research and the application of informed judgement to develop creative solutions to the problems and challenges that inevitably arise in discovery and early development.

Once a candidate compound is selected, the CEDDs are responsible for undertaking the clinical studies necessary to demonstrate an effect sufficient to declare “proof of concept” – the first indication in patients that the new medicine works. Based on the profile of safety and efficacy a decision is then made on whether to progress the medicine into late-stage drug development, where large-scale clinical trials are conducted to confirm the efficacy and safety and gain regulatory approval to commercialise the product.

During the year, 19 new projects entered Phase II clinical trials for the first time.

GSK is committed to developing clinical science to ensure the understanding of disease processes in humans and learning as much as possible about the medicines in development. The application of experimental medicine is a major opportunity for the industry to optimise the drug discovery process. Advances in clinical imaging are revolutionising experimental medicine and opening opportunities to visualise the effects of medicines in humans. In 2006, GSK opened the Clinical Imaging Centre (CIC) on the biomedical research campus of Imperial College, London. The new £46 million facility is staffed by clinical investigation research groups working with state-of-the-art magnetic resonance imaging and positron emission tomography imaging systems. Facilities include radiochemistry, biology, image analysis and neurophysiology laboratories. The formidable capabilities of the CIC are augmented through multiple, global collaborations with academic imaging centres, established by GSK over the last decade.

In addition to the nine CEDDs, GSK also created a Centre of Excellence for External Drug Discovery (CEEDD) in 2005. This small team is responsible for delivering compounds to the proof of concept stage by establishing and managing long-term strategic collaborations with biotechnology companies, small and medium-sized pharmaceutical companies and academic institutions. In 2006, the CEEDD established four new collaborations and currently oversees a portfolio of 58 drug discovery projects ranging from target selection through to human clinical trials.

Developing medicines for patients
Preclinical Development (PCD) includes a wide range of activities throughout the entire medicines development process. In addition, this function is involved in the enhancement of existing products by devising more convenient formulations. Early in the development process, the metabolism and safety of compounds are evaluated in laboratory animals before testing in humans. The testing required in animals is highly regulated (see Animals and research, page 12).

PCD researchers investigate appropriate dosage forms (for example, tablets or inhalers) and develop formulations to enhance a drug’s effectiveness and its ease of use by the patient.

GSK Annual Report 2006
9

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

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

In 2006, GSK redesigned the management of late-stage development by dividing the single large late-stage development organisation into three distinct, empowered entities. The first component, Medicines Development, is the collection of six therapeutically aligned Medicine Development Centres (MDCs). Each MDC has ultimate accountability for developing experimental drugs into regulatory-approved medicines for patients. The MDCs are responsible for creating value through the execution of full product development plans and ensuring strong partnerships with the rest of GSK, in particular the CEDDs and the other late-stage development groups.

The MDCs are based at the major USA and UK sites and are aligned with the following therapeutic areas:

•	Cardiovascular/Metabolic

•	Infectious Diseases including Diseases of the Developing World (DDW)

•	Musculoskeletal/Inflammation/Gastrointestinal/Urology

•	Neuroscience (Psychiatry/Neurology)

•	Oncology

•	Respiratory

The MDCs discharge their responsibilities through project teams for each medicine in development. These project teams are responsible for maximising the worldwide development opportunities for each product within their remit and to see that all the information needed to support the registration, safety programmes, pricing and formulary negotiations is available. Commercial input from Global Product Strategy and Commercial Operations ensures that regional marketing needs are integrated into development plans at an early stage.

The second component, Development Operations drives operational excellence in medicine delivery at the study, project and portfolio level. This is done by establishing integrated planning to ensure consistent and predictable drug project plans and supplying valued clinical development capabilities. In 2006, development operations managed clinical trials with over 30,000 active patients, handling everything from patient recruitment to data management to project planning. Development Operations is also responsible for helping to identify patients outside of traditional markets. In 2006, it identified more than 20,000 new patients, 39% of whom were outside of Western Europe and North America.

The Office of the Chief Medical Officer is the third component of late-stage development and is charged with the safety of patients involved in clinical trials, as well as the proper filing of the findings with regulatory authorities. All clinical trials sponsored by GSK, irrespective of where they take place, are conducted according to international standards of good clinical practice and applicable laws and regulations. The protocols are reviewed by the external regulatory agencies in the relevant countries where required and all protocols are considered by an ethics review committee, whose responsibilities cover the sites where the studies will take place.

Safety data are routinely collected throughout development programmes and are reported to national and regional regulatory agencies in line with applicable regulations.

GSK considers its Chief Medical Officer, working with the Global Safety Board, to be ultimately accountable for oversight of all major decisions regarding patient safety. The GSK Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme. Information from GSK clinical trials is widely and easily available at the Clinical Trial Register on the website.

In 2006, GSK formed a dedicated pharmacogenetics group. GSK believes that pharmacogenetic research, correlating genetic data with response to medicine, will help its scientists understand how different people respond to the effects of a medicine, both those therapeutically intended and those causing adverse events. R&D is collecting DNA samples, under appropriate patient consent, in clinical studies to identify pharmacogenetic information which may help predict a patient’s response. This information is intended to define patient groups likely to gain benefit from treatment or to suffer a side effect. Pharmacogenetics promises to provide physicians with information to help them select the medicine and dose most likely to benefit the patient and, in the long run, may help to reduce pipeline attrition and improve productivity.

In-licensing
GSK continues to identify compounds from other companies that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for large and small companies.

The subjects of acquisitions, in-licensing, co-marketing/co-promotion, or future options arrangements in 2006 were:

•	Genmab’s HuMax-CD20 (ofatumumab), anti CD20 Mab in oncology (Phase III) and rheumatoid arthritis (Phase II)

•	HGS’ LymphoStat B for lupus erythematosus (Phase III)

•	Gilead/Myogen’s ambrisentan (commercialisation, excluding USA), selective endothelin receptor antagonist for pulmonary arterial hypertension (Phase III), plus marketing and distribution agreement for GSK's Flolan (in the USA) by Myogen

•	Akros/Japan Tobacco’s JTP-74057, a MEK inhibitor (preclinical)

•	ChemoCentryx – options on preclinical assets and traficet (Phase II)

•	EPIX – options on discovery targets and 5HT4 agonist (Phase I)

•	Galapagos – options on discovery programmes in osteoarthritis (preclinical)

•	Kissei’s SGLT1 inhibitors for type 2 diabetes (preclinical)

•	Pharmacopeia – options on discovery programmes (preclinical)

•	Sirna’s RNAI-based therapeutics for respiratory diseases (preclinical)

•	Acquisition of the Pliva Research Institute

Extending the use of existing products
Once a product is launched, it is important to establish additional ways in which patients may be helped. This can be done through investigating whether other illnesses may be treated with the product or by the development of additional, more convenient dosage forms. Some developments reflect feedback from patients and medical professionals, while others are the result of continuing research into disease and its causes.

GSK Annual Report 2006
10

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

In 2006, GSK received approval in the USA for a controlled-release version of Coreg, Coreg CR, which allows once-daily dosing for hypertension and mild to severe heart failure. The product will be launched in the USA in Q1 2007. GSK also began a novel investigation to determine whether its diabetes treatment, rosiglitazone XR is effective in Alzheimer’s Disease. The scientific basis for this programme was developed thanks to the pharmacogenetics work undertaken with rosiglitazone over the past seven years.

Managing the portfolio
Key projects reaching significant milestones are reviewed each month by the Product Management Board (PMB), which is responsible for determining if a medicine has met criteria for passing into the next phase of development.

Progress of the portfolio is communicated to investors and the media at regular intervals during the year. Details of GSK’s product development pipeline are given on pages 13 to 16.

Risk in R&D
Pharmaceutical R&D, by its very nature, is an inherently risky venture. From the time a potential medicine is discovered until it becomes an approved medicine can take 10-15 years. Further, only one in ten molecules that starts human clinical trials ever reaches regulatory approval. The nine out of ten that fail can be discontinued for a variety of reasons, from insufficient safety thresholds to lack of efficacy to manufacturing hurdles. These discontinuations occur despite extensive predictive testing. Late-stage projects terminated during 2006 included brecanavir for HIV and Redona for diabetes.

Research and development – vaccines
The majority of GSK’s vaccine activities are conducted at its biologicals headquarters in Rixensart and Wavre, Belgium. These include research, clinical development, regulatory strategy, commercial strategy, scaling up, vaccine production, packaging and all other support functions. The discovery and development of a new vaccine is a complex process requiring long-term investment. In R&D over 1,500 scientists are devoted to developing new vaccines and more cost-effective and convenient combination vaccines to prevent infections that cause serious medical problems worldwide. GSK is also targeting therapeutic vaccines that may prevent relapse in cancer patients. Thanks to the use of innovative technologies and its global business model, GSK is a fast-growing vaccine maker, delivering value by contributing to the health and well-being of people, in every generation around the world.

Vaccine discovery involves many collaborations with academia and the biotech industry to identify new vaccine antigens which are then expressed in yeast, bacteria or mammalian cells and purified to a very high level.

This is followed by formulation of the clinical lots of the vaccine. This may involve mixing antigens with selected GSK novel proprietary adjuvant systems, which are designed to enhance the immune response. The first step is to evaluate the safety and efficacy of the candidate vaccine in a preclinical setting, usually involving an animal model. The candidate vaccine is then tested in clinical trials in healthy individuals to evaluate safety and effectiveness in inducing an immune response to protect the body from infection encountered later in a natural setting (Phase I/II). Large-scale field trials in healthy individuals follow to establish safety and efficacy in a cross section of the population (Phase III).

The results obtained during clinical trials and data regarding the development of a quality and large-scale production process and facilities are then combined into a regulatory file which is submitted to the authorities in the countries where the vaccine will be made available.

After launch, post marketing studies of considerable size are set up to assess vaccination programmes and to monitor vaccine safety (Phase IV).

Vaccine manufacturing is particularly complex as it requires the use of innovative technologies and living micro-organisms. Sophisticated quality assurance and quality control procedures are in place to ensure both quality and safety of the vaccines and this commonly includes animal use according to health authorities’ requirements. Due to their biological nature, individual health authorities may subject vaccines to a second control to guarantee the highest quality standards.

GSK has been increasing its capacity to supply vaccines across the globe by developing a unique global manufacturing network based on three major regional hubs in Europe, North America and Asia. After the establishment of its North American hub in 2005 through three major acquisitions, GSK further strengthened in 2006 its vaccine capabilities in both Asia and Europe:

–	investing more than £100 million to set up a vaccine manufacturing site dedicated to the primary production of paediatric vaccines in Singapore

–	opening in Gödöllö, Hungary, its €100 million primary production facility for the manufacturing of diphtheria, tetanus and pertussis antigens used in several paediatric combinations vaccines

–	investing more than €500 million in its vaccine manufacturing plant in St Amand-les-Eaux, France, to increase production capacity in formulation, filing, freeze-drying and packaging.

Diseases of the developing world
Continued investment in research into diseases that disproportionately affect the developing world is essential if there is to be a long-term improvement in the health of people who live in these regions. As part of GSK’s response to this challenge, it operates a drug discovery unit, based at Tres Cantos (Spain), primarily dedicated to finding new medicines for malaria and tuberculosis. Additional research sites in the USA and the UK are focused on discovering new medicines to treat HIV/AIDS and drug resistant bacteria, while vaccine research is conducted in Rixensart (Belgium).

Medicines and vaccines that enter clinical trials are taken through development and regulatory processes by dedicated groups based in the UK, USA and Belgium. Through these R&D efforts, GSK is addressing the prevention and treatment of all three of the World Health Organization’s (WHO) top priority diseases.

GSK currently has 14 clinical programmes of relevance to the developing world, 7 of which are aimed at producing vaccines and medicines for diseases that disproportionately affect developing countries.

GSK Annual Report 2006
11

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

Public/Private Partnerships (PPPs) remain essential to fund research where there is no commercially viable market for a potential product. GSK is a leader in working in PPPs and continues to collaborate closely with many governments, academic centres, United Nations’ agencies and other global funding bodies in this area, to maximise expertise and knowledge. This has the dual benefit of encouraging research and development and accelerating access to the medicines in the developing world.

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

Research and development – Consumer Healthcare
The focus of R&D is to identify and develop novel products that benefit consumers in the over-the-counter (OTC), oral care and nutritional healthcare markets. To achieve a significant increase in innovation from internal and external sources, R&D has remodelled to deliver a more valuable pipeline of products. With this change, specific tasks that can be performed at lower cost outside the company have been transferred to external development partners. This transfer, along with other headcount reductions and savings, releases substantial funds for investment in additional innovation projects. The remodelling builds on the recently adopted Consumer Healthcare operating model whereby, for the Global brands, R&D mirrors the commercial structure, with brand-dedicated R&D teams paired with commercial brand teams and both located together at the Innovation Centres at Weybridge, UK or Parsippany, USA.

GSK’s pipeline
At the end of February 2007, GSK had nearly 210 pharmaceutical and vaccine projects in development. Of these, 158 are in the clinic comprising 94 NCEs, 41 PLEs and 23 vaccines, compared with 118 in 2001.

In the last 12 months, 4 NCEs, 3 new vaccines and 3 in-licenced assets entered late-stage development.

GSK now has 31 major product opportunities in phase III development or registration, comprising 13 new chemical entities (NCEs), 6 new vaccines and 12 product line extensions (PLEs).

Major NCEs and vaccines in phase III development:
ambrisentan – for hypertension
•	Lymphostat-B* – for lupus
•	casopitant* – for post-operative and chemotherapy-induced vomiting and nausea
•	pazopanib* – for prevention of tumour growth
•	mepolizumab – for hypereosinophilic syndrome
•	Promacta* – for patients with low platelet count
•	New generation ‘flu vaccine*
•	Globorix – a new combination paediatric vaccine against hepatitis B, diphtheria, meningitis A and C
•	New meningitis vaccine against meningitis C and Y and Hib*
•	Synflorix – vaccine to prevent pneumococcal disease.

(* entered late-stage in the last 12 months)

Major NCEs and vaccines filed:
•	Allermist/Avamys – for hay fever; US approval expected in first half of 2007
•	Altabax/Altargo – for skin infections; approval expected in 2007
•	Entereg – for post-operative ileus, approval expected in 2007
•	Tykerb – for breast cancer; US approval expected in first half of 2007
•	Cervarix – vaccine to prevent cervical cancer; European and
International launches expected in second half of 2007
•	H5N1 pandemic vaccine.

Late-stage assets in-licensed during the last 12 months:
•	Hu-Max-CD20 – for the treatment of leukaemia and non-Hodgkin’s lymphoma
•	gepirone ER – for major depressive disorder
•	XP13512 – for restless legs syndrome and treatment of neuropathic pain.

In 2007, GSK expects to launch 5 major new pharmaceutical products. For further details of these developments, and information on other important launches/filings expected in 2007, see GSK outlook on page 44.

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

GSK’s policy is to seek to obtain patent protection on all protectable inventions discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets and protection can also be obtained, for example, on new pharmaceutical formulations, manufacturing processes, medical uses and special devices for administering products, see page 23.

GSK Annual Report 2006
12

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

Key
†	In-license or other alliance relationship with third party	NDA	New drug application (USA)

S	Date of first submission	Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers

A	Date of first regulatory approval (for MAA, this is the first EU approval letter)	Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients

AL	Approvable letter indicates that ultimately approval can be given subject to resolution of outstanding queries	Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.

MAA	Marketing authorisation application (Europe)

Estimated submission dates are only disclosed where they are within 12 months of the date of the chart. This date represents the most likely year of submission where it is considered that there is a reasonably high probability of successfully meeting the date assuming the clinical data meets the expected end-points of the clinical trials.

Estimated
submission dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Cardiovascular & Metabolic
256073	high affinity nicotinic acid receptor	dyslipidaemia	I
(HM74A) agonist
568859†	lipoprotein-associated phospholipase A2 (Lp-PLA2) inhibitor	atherosclerosis	I
813893	factor Xa inhibitor	prevention of stroke in atrial fibrillation	I
856553	p38 kinase inhibitor	atherosclerosis (also rheumatoid arthritis & chronic obstructive pulmonary disease, COPD)	I
rilapladib†	Lp-PLA2 inhibitor	atherosclerosis	I
501516†	peroxisome proliferator-activator receptor (PPAR) delta agonist	dyslipidaemia	II
681323	p38 kinase inhibitor	atherosclerosis (also COPD, neuropathic pain & rheumatoid arthritis)	II
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	ll/III
ambrisentan†	endothelin A antagonist	pulmonary arterial hypertension	III	2007	N/A
Coreg CR† + ACE inhibitor	beta blocker + angiotensin converting	hypertension – fixed dose combination	III	N/A
enzyme inhibitor
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	Approvable	S:Jul06	AL:Feb07
Coreg CR†	beta blocker	hypertension & congestive heart failure – once-daily	Approved	N/A	A:Oct06
Metabolic projects
189075†	sodium dependent glucose transport (SGLT2) inhibitor	obesity	I
376501	PPAR gamma partial agonist	type 2 diabetes	I
625019	PPAR pan agonist	type 2 diabetes & metabolic syndrome	I
189075 †	SGLT2 inhibitor	type 2 diabetes	II
677954	PPAR pan agonist	type 2 diabetes, metabolic syndrome & dyslipidaemia	II
869682 †	SGLT2 inhibitor	obesity	II
albiglutide (716155)†	glucagon-like peptide 1 agonist	type 2 diabetes	II
Avandia	PPAR gamma agonist	atherosclerosis in type 2 diabetes	II
Avandamet XR	PPAR gamma agonist + metformin	type 2 diabetes – extended release	III	N/A	2007
Avandia	PPAR gamma agonist	prevention of diabetes	III	N/A	2007
Avandia	PPAR gamma agonist	prevention of disease progression	III	N/A	2007
Avandia + simvastatin	PPAR gamma agonist + statin	type 2 diabetes	III	N/A	2007
Avandaryl/Avaglim†	PPAR gamma agonist + sulphonylurea	type 2 diabetes – fixed dose combination	Approved	A:Jun06	A:Dec05

Infectious Diseases
565154	oral pleuromutilin	treatment of bacterial infections	I
742510	oral pleuromutilin	treatment of bacterial infections	I
farglitazar	PPAR gamma agonist	hepatic fibrosis	II
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	II		N/A
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II
chlorproguanil, dapsone +	antifolate + artemisinin	treatment of uncomplicated malaria	IIl	2008	N/A
artesunate (CDA)†
Altabax/Altargo	topical pleuromutilin	bacterial skin infections	Approvable	S:Jun06	AL:Dec06
Antivirals
625433	polymerase inhibitor	hepatitis C	I
825780 †	DNA antiviral vaccine	HIV infection	I
364735 †	integrase inhibitor	HIV infection	II
Relenza†	neuraminidase inhibitor	influenza prophylaxis	Approved	A:Aug06	A:Mar06

GSK Annual Report 2006
13

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

Estimated
submission dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Musculoskeletal, Inflammation, Gastrointestinal & Urology
221149	oxytocin antagonist	threatened pre-term labour	I
232802	3G-selective oestrogen receptor modulator	treatment of menopausal symptoms	I
267268	vitronectin integrin antagonist	age-related macular degeneration	I
315234	monoclonal antibody	rheumatoid arthritis	I
366074†	potassium channel opener	overactive bladder	I
751689†	calcium antagonist	osteoporosis	I
768974†	parathyroid hormone agonist	osteoporosis	I
relacatib†	cathepsin K inhibitor	osteoporosis & osteoarthritis (also bone metastases)	I
274150	selective iNOS inhibitor	rheumatoid arthritis (also migraine)	II
681323	p38 kinase inhibitor (oral)	rheumatoid arthritis (also atherosclerosis, COPD	II
& neuropathic pain)
856553	p38 kinase inhibitor (oral)	rheumatoid arthritis (also atherosclerosis & COPD)	II
876008†	corticotrophin releasing factor (CRF1) antagonist	irritable bowel syndrome (also depression & anxiety)	II
casopitant	NK1 antagonist	overactive bladder (also depression & anxiety,	II
chemotherapy induced & postoperative nausea & vomiting)
dutasteride+ testosterone	5-alpha reductase inhibitor + testosterone	hypogonadism – fixed dose combination	II
HuMax-CD20	human monoclonal antibody	rheumatoid arthritis (chronic lymphocytic leukaemia	II
(ofatumumab)†		& non-Hodgkin’s lymphoma)
mepolizumab	anti-IL5 monoclonal antibody	eosinophilic esophagitis (also severe asthma & nasal polyposis)	II
rosiglitazone XR	PPAR gamma agonist	rheumatoid arthritis (also Alzheimer’s disease)	II
solabegron	beta3 adrenergic agonist	irritable bowel syndrome	II
solabegron	beta3 adrenergic agonist	overactive bladder	II
Avodart + alpha blocker	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia – fixed dose combination	III
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	III
belimumab†	anti-B lymphocycte stimulator monoclonal antibody	systemic lupus erythematosus	III
Entereg/Entrareg†	peripheral mu-opioid antagonist	opioid induced bowel dysfunction	III
mepolizumab	anti-IL5 monoclonal antibody	hypereosinophilic syndrome (also severe asthma & nasal polyposis)	III
Entereg/Entrareg†	peripheral mu-opioid antagonist	post operative ileus	Approvable		AL:Jul05 &
AL:Nov06
Boniva/Bonviva†	bisphosphonate	treatment of postmenopausal osteoporosis – i.v. injection	Approved	A:Mar06	A:Jan06

Neurosciences
163090	5HT1 antagonist	depression & anxiety	I
189254	histamine H3 antagonist	dementia	I
239512	histamine H3 antagonist	dementia	I
561679†	CRF1 antagonist	depression & anxiety	I
588045	5HT1 antagonist	depression & anxiety	I
598809	dopamine D3 antagonist	drug dependency	I
729327	AMPA receptor modulator	schizophrenia	I
823296	NK1 antagonist	depression & anxiety	I
274150	selective iNOS inhibitor	migraine (also rheumatoid arthritis)	II
372475†	triple (5HT/noradrenaline/dopamine) re-uptake inhibitor	depression	II
468816	glycine antagonist	smoking cessation	II
649868†	orexin antagonist	sleep disorders	II
681323	p38 kinase inhibitor	neuropathic pain (also atherosclerosis, COPD &	II
rheumatoid arthritis)
683699†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis	II
742457	5HT6 antagonist	dementia	II
773812	mixed 5HT/dopaminergic antagonist	schizophrenia	II
842166	non-cannabinoid CB2 agonist	inflammatory pain	II
876008†	CRF1 antagonist	depression & anxiety (also irritable bowel syndrome)	II
casopitant	NK1 antagonist	depression & anxiety (also overactive bladder,	II
chemotherapy induced & postoperative nausea & vomiting)
talnetant	NK3 antagonist	schizophrenia	II
gepirone ER†	5HT1a agonist	major depressive disorder, once-daily	III		2007
Lamictal XR	sodium channel inhibitor	epilepsy – partial generalised tonic-clonic seizures, once-daily	III	N/A	2007
rosiglitazone XR	PPAR gamma agonist	Alzheimer's disease (also rheumatoid arthritis)	III
Lamictal XR	sodium channel inhibitor	epilepsy – partial seizures, once-daily	Submitted	N/A	S:Nov06
Requip extended release	non-ergot dopamine agonist	restless legs syndrome	Submitted	N/A	S:Oct06
Requip Modutab/XL 24 hour†	non-ergot dopamine agonist	Parkinson’s disease – once-daily controlled release formulation	Submitted	S:Dec05	S:Feb07
Trexima†	5HT1 agonist + naproxen	migraine – fixed dose combination	Approvable	N/A	AL:Jun06
Wellbutrin XL†	noradrenaline/dopamine re-uptake inhibitor	seasonal affective disorder	Approved	N/A	A:Jun06
Wellbutrin XL/XR†	noradrenaline/dopamine re-uptake inhibitor	depression	Approved	A:Dec06	A:Aug03

GSK Annual Report 2006
14

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

Estimated
submission dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Oncology
559448†	thrombopoietin agonist	thrombocytopaenia	I
626616†	human kinase inhibitor	chemoprotection	I
pazopanib	vascular endothelial growth factor	non-small cell lung cancer & colorectal cancer	I
	(VEGF) tyrosine kinase inhibitor	(in combination with other treatment regimens)
relacatib†	cathepsin K inhibitor	bone metastases (also osteoporosis & osteoarthritis)	I
pazopanib + Tykerb	VEGF tyrosine kinase inhibitor + ErbB-2 and epidermal growth factor receptor (EGFR) dual kinase inhibitor	breast cancer	II

pazopanib + Tykerb	VEGF tyrosine kinase inhibitor + ErbB-2	other cancers	II
and EGFR dual kinase inhibitor
Promacta (eltrombopag)†	thrombopoietin agonist	chemotherapy induced thrombocytopaenia	II
Promacta (eltrombopag)†	thrombopoietin agonist	hepatitis C	II
casopitant	NK1 antagonist	chemotherapy induced & postoperative* nausea &	III
vomiting (*USA only)
(also overactive bladder, depression & anxiety)
HuMax-CD20	human monoclonal antibody	chronic lymphocytic leukaemia & non-Hodgkin’s	III
(ofatumumab)†		lymphoma (also rheumatoid arthritis)
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first-line therapy	III
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second-line therapy –	III	2007	2007
oral formulation
pazopanib	VEGF tyrosine kinase inhibitor	renal cell cancer	III
Promacta (eltrombopag)†	thrombopoietin agonist	long-term idiopathic thrombocytopaenic purpura	III
Promacta (eltrombopag)†	thrombopoietin agonist	short-term idiopathic thrombocytopaenic purpura	III		2007/08
Tykerb	ErbB-2 and EGFR dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tykerb	ErbB-2 and EGFR dual kinase inhibitor	breast cancer, first-line therapy	III
Tykerb	ErbB-2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinomas	III
Tykerb	ErbB-2 and EGFR dual kinase inhibitor	refractory breast cancer	Submitted	S:Oct06	S:Sep06
Arranon/Atriance	guanine arabinoside prodrug	acute lymphoblastic leukaemia & lymphomas	Approved	S:May06	A:Oct05
Hycamtin	topo-isomerase I inhibitor	cervical cancer, second-line therapy	Approved	A:Nov06	A:Jun06

Respiratory
256066	PDE IV inhibitor (inhaled)	COPD	I
573719	muscarinic acetylcholine antagonist	COPD	I
679586	monoclonal antibody	severe asthma	I
961081†	muscarinic antagonist, beta2 agonist	COPD	I
159797†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a	II
glucocorticoid agonist
159802†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a	II
glucocorticoid agonist
233705	muscarinic acetylcholine antagonist	COPD	II
256066	PDE IV inhibitor (inhaled)	asthma	II
256066	PDE IV inhibitor (intranasal)	allergic rhinitis	II
597901†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a	II
glucocorticoid agonist
642444†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a	II
glucocorticoid agonist
678007†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a	II
glucocorticoid agonist
681323	p38 kinase inhibitor (oral)	COPD (also atherosclerosis, neuropathic pain &	II
rheumatoid arthritis)
685698	glucocorticoid agonist	asthma & COPD in combination with a long-acting	II
beta2 agonist (also as Avamys/Allermist for allergic rhinitis)
784568	glucocorticoid agonist (intranasal)	allergic rhinitis	II
799943	glucocorticoid agonist	asthma & COPD in combination with a long-acting	II
beta2 agonist
856553	p38 kinase inhibitor (oral)	COPD (also atherosclerosis & rheumatoid arthritis)	II
870086	novel glucocorticoid agonist	asthma	II
mepolizumab	anti-IL5 monoclonal antibody	severe asthma & nasal polyposis (also hypereosinophilic	II
syndrome & eosinophilic esophagitis)
Avamys/Allermist	glucocorticoid agonist	allergic rhinitis	Submitted	S:Jul06	S:Jun06
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD – mortality claim	Submitted	S:Sep06	S:Oct06
Ariflo	PDE IV inhibitor (oral)	COPD	Approvable		AL:Oct03
Seretide	beta2 agonist/inhaled corticosteroid	asthma – initial maintenance therapy	Approved	A:Jul06	N/A
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma – non-CFC inhaler	Approved	A:Jun00	A:Jun06

GSK Annual Report 2006
15

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Delivering the product pipeline for patients
continued

Estimated
submission dates
Compound/Product	Type	Indication	Phase	MAA	NDA

Paediatric Vaccines
MenACWY-TT	conjugated	Neisseria meningitis groups A, C, W & Y disease	II
prophylaxis
Globorix	conjugated	diptheria, tetanus, pertussis, hepatitis B, Haemophilus	lll	2007
influenzae type b disease, Neisseria meningitis groups
A & C disease prophylaxis
Hib-MenCY-TT	conjugated	Neisseria meningitis groups C & Y disease &	III
Haemophilus influenzae type b disease prophylaxis
Infanrix-IPV	subunit – inactivated	diptheria, tetanus, pertussis + poliomyelitis prophylaxis	III		2007
(booster 5th dose)
Synflorix	conjugated	Streptococcus pneumoniae disease and non-typeable	lll	2007
Haemophilus influenzae prophylaxis for children
Priorix-Tetra	live attenuated	measles, mumps, rubella & varicella prophylaxis	Approved	A:Jul06
Rotarix†	live attenuated – oral	rotavirus induced gastroenteritis prophylaxis	Approved	A:Feb06	2007

Other Vaccines
HIV	recombinant	HIV infection prophylaxis	l
S. pneumoniae elderly	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	l
Dengue fever	attenuated tetravalent vaccine	Dengue fever prophylaxis	ll
Epstein-Barr virus†	recombinant	EBV infection prophylaxis	ll
Hepatitis E virus†	recombinant	hepatitis E prophylaxis	ll
Mosquirix	recombinant	malaria prophylaxis	ll
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Varicella Zoster virus	recombinant	Varicella Zoster prevention	II
New generation ‘flu vaccine	inactivated split-trivalent	seasonal influenza prophylaxis for the elderly	III
Simplirix	recombinant	genital herpes prophylaxis	lll
Daronrix	inactivated whole-aluminium salt –	pandemic influenza prophylaxis	Submitted	S:Dec05
monovalent
‘Flu pre-pandemic	H5N1 inactivated split- monovalent	pandemic influenza prophylaxis	Submitted	S:Jan07
Cervarix†	recombinant	human papilloma virus infection prophylaxis	Submitted	S:Mar06	2007
FluLaval	inactivated split	influenza prophylaxis	Approved	2007	A:Oct06

Pharmaccines
P501	recombinant	treatment of prostate cancer	l
MAGE-A3	recombinant	treatment of non-small cell lung cancer & melanoma	ll

GSK Annual Report 2006
16

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Being the best place for the best people to do their best work

GlaxoSmithKline people

GlaxoSmithKline is committed to creating the best place for the best people to do their best work to deliver the Group’s business strategy. The Group employs over 100,000 people in more than 117 countries.

Recruitment, talent management and leadership development
Attracting the best people in the industry is critical to enhancing and sustaining GSK’s performance. The Group’s Talent Solutions recruiters in the USA and UK are focused on pro-active identification of talented external candidates for key jobs.

The annual performance and development planning (PDP) process ensures that employees set business aligned objectives and behavioural goals. PDPs are reviewed throughout the year, culminating with an end of year review that is factored into compensation decisions.

The annual talent management cycle identifies the highest performing people in each business and function and key talent is developed through tailored management and leadership programmes (for more detail see the Group’s Corporate Responsibility Report), exposure to top management through programmes such as the Chief Executive Forum and stretch assignments. A pool of potential successors is identified for each Vice-President position and other critical roles in the organisation.

Performance and reward
Reward systems are designed to support a culture of high performance and to attract and retain the best people. Performance based pay and bonuses, share awards and share options align employee interests with the meeting of business targets.

Communication and employee involvement
The Group conducts a Global Leadership Survey (GLS) every two years. The most recent survey was conducted in 2006 among more than 10,000 managers to gauge opinions on critical issues such as culture and confidence in the Group’s future. Scores on morale and engagement have steadily increased since 2002 and compare very favourably with global benchmarks (42 top-ranked companies). In the 2006 survey, 90% of managers were “proud to be part of GlaxoSmithKline” and 86% would “gladly refer a friend or family member to work for GlaxoSmithKline”. Each business and function develops action plans to address areas for improvement based on results from the GLS and other surveys.

The Group also consults employees on changes that affect them and discusses developments in the businesses with a European Employee Consultation Forum and similar bodies in countries where this is national practice. In 2006 in the UK, a new national consultation forum was created. The UK Information and Consultation Forum is made up of 15 elected employee representatives and seven management representatives. It meets regularly so that employee views can be taken into account before major changes affecting all employees are implemented.

Business ethics and reputation
Performance with integrity is central to operating at GSK. The 2006 GLS showed 91% believe that “people in their department show commitment to performance with integrity”and 82% agree that they “can report unethical practices without fear of reprisal”.

To engage a wider range of managers, the half-day workshop on Ethical Decision-making (attended by 479 leaders in 2005) has been extended to three e-learning modules, which are being implemented across the businesses. So far, over 400 people have completed at least one of the three modules.

Maintaining Standards
GSK expects employees to meet high ethical standards in all aspects of business by conducting activities with honesty and integrity, adhering to corporate responsibility principles and complying with applicable laws and regulations. GSK audits its operations to ensure relevant standards expected, such as those in marketing practices, are reached or exceeded.

Commitment to the GSK Code of Conduct is reinforced each year by a senior management certification programme, and in 2006 over 12,000 managers certified they had complied with “Performance with Integrity” principles.

The PDP process includes an assessment of how well employees have implemented the GSK Spirit, the principles used to define GSK’s culture. This may have a significant impact on bonus payments and may also affect future career development. In this way the Group holds employees accountable for delivering performance with high standards of integrity to protect and enhance GSK’s reputation.

Diversity
The diversity and inclusion initiatives focus on improving performance by responding to the diverse needs of employees, customers and external stakeholders. In the fifth year of the annual Multicultural Marketing and Diversity Awards, 14 teams from around the world highlighted innovative activities that demonstrated business impact. In 2006, the global management population was 63.7% male and 36.3% female. For more details on diversity measures, see the Employment Practices section of the Corporate Responsibility report.

The Group is committed to employment policies free from discrimination against existing or potential staff on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability. GSK is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support employees who become disabled while working with the Group.

Health and well-being
Healthy employees and healthy ways of working contribute to the sustained performance of the Group. Global policies on employee health are supported by mandatory standards that integrate employee health and safety and environmental requirements. These standards are applied to all the Group’s facilities and operations worldwide.

A commitment to flexible working through flexi-time, tele-conferencing, remote working and flexible work schedules, recognises that employees work best in an environment that helps them integrate their work and personal lives.

During 2006, the Group’s Employee Health Management function developed a resilience programme which has now been translated into 11 languages and adopted in 12 countries.

GSK Annual Report 2006
17

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Improving access to medicines

Access to healthcare in the developing world

Access to healthcare in developing countries remains a major challenge to the global community. The problem, which is rooted in poverty, demands a significant mobilisation of political will, additional resources and a true spirit of partnership. GSK continues to play a vital role, through its commitment to R&D into diseases particularly prevalent in the developing world, through its programme of preferential pricing for its anti-retrovirals (ARVs), anti-malarials and vaccines, through its community investment programmes (see page 19) and through its willingness to seek innovative solutions, such as voluntary licencing arrangements.

Preferential pricing programme
GSK has offered its vaccines to key organisations for vaccination programmes in developing countries at preferential prices for over 20 years. The Group also sets a single not-for-profit price for each of its ARVs and anti-malarials to a wide range of customers in the Least Developed Countries (UN definition) and sub-Saharan Africa, as well as Country Coordinating Mechanism-projects fully funded by the Global Fund to Fight AIDS, TB, and Malaria and the US President’s Emergency Plan for AIDS Relief (PEPFAR). In July 2006, GSK introduced two new ARVs, Kivexa and Telzir, to its not-for-profit offering and reduced prices to GSK’s abacavir-containing products by up to 30%.

GSK is committed to contributing to health improvements in a sustainable manner. The prices for its ARVs and anti-malarials are therefore set at levels at which no profit is made, but direct costs are covered, allowing supply to be sustained for as long as required. During 2006, GSK shipped to developing countries over 27 million tablets of not-for-profit-priced Combivir and nearly 59 million tablets of not-for-profit-priced Epivir. Some of our licensees are now supplying key markets in a more significant way.

The offer of not-for-profit prices requires a sustainable framework, combining GSK’s commitment to preferential pricing with commitments from governments of the developed world to avoid price referencing against preferentially priced medicines and from all governments to help prevent product diversion. GSK has taken steps to minimise the threat of diversion with the registration of specific access packs or access tablets (differentiated red tablet as opposed to the traditional white) for its key ARVs. GSK is the only company to have registered its ARVs under the European Union’s Anti-Diversion Regulation.

Innovative solutions
GSK has shown industry leadership in granting voluntary licences to eight generic companies for the manufacture and supply of ARVs to both the public and private sectors in sub-Saharan Africa. GSK is also a leader in collaborating in Public-Private Partnerships to enable new drug discovery and development to take place more effectively.

Looking ahead
GSK will continue to build on its product, pricing and partnership commitments to help improve healthcare in the developing world. However, a significant increase in funding from the global community is still needed. It is also important to maintain incentives for R&D through protection of intellectual property.

While much has been achieved, sustainable progress will only occur if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society – governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.

Access to medicines in the developed world

Programmes in the USA
GSK is working to provide meaningful access to medicines for people with limited financial resources and without prescription drug insurance. In 2006, GSK’s US patient assistance programmes provided $370 million worth of medicines, valued at wholesale acquisition cost, to 402,000 qualifying low income US residents.

GSK has worked to expand its patient assistance programme and created “GSK Access” to include those enrolled in Medicare Part D. Beginning in 2007, GSK Access will help eligible Part-D-enrolled patients who have spent at least $600 of their own money during the current year on outpatient medicines and may qualify to receive GSK medicines free.

For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and 11 other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the pharmacy cost on more than 300 medicines. Over 820,000 Together Rx Access cardholders, saved about $24 million in 2006.

GSK participates in the Partnership for Prescription Assistance (PPA), the largest national programme dedicated to helping people in need access prescription medicines. PPA has helped more than 3 million US patients in need find programmes providing significant help. GSK and other US pharmaceutical companies launched the programme in 2005 working with healthcare, physician and patient advocacy organisations.

Patient Advocacy
The Patient Advocacy initiative has demonstrated significant progress since its inception in 2002. Initially launched as a US programme, it is now a critical initiative throughout GSK. Patient Advocacy teams in the USA and Europe share best practices and established processes to optimise interaction with patient groups. Typically these relationships provide mutual opportunities: to learn about patient needs and priorities and for patient groups to develop an understanding of drug development challenges.

In 2006, Patient Advocacy Leaders Summits were held in the USA, Brazil and Japan, with over 1,000 attending GSK sponsored meetings. In the USA, GSK partnered with the Centers for Medicaid and Medicare Services to develop 12 regional meetings to educate patient groups on the new Medicare Drug Benefit and increase programme participation.

Programmes in other countries
The Group has also introduced Orange Cards providing discounts on certain GSK prescription medicines for eligible patients in Bulgaria, Lithuania and Ukraine. The nature of the discounts varies between countries and the way in which the healthcare system operates.

In September 2006, GSK announced an agreement with the Russian Government to supply anti-retroviral medicines, for the treatment of HIV/AIDS, at discounted prices. The agreement is the first direct, federal purchase of anti-retroviral medicines in Russia.

Preparing for a ‘flu pandemic
As part of its commitment to support governments and health authorities to prepare for the threat of an influenza pandemic, GSK announced in 2006 promising data on the immunogenicity of its new generation H5N1 pandemic influenza vaccine. This innovative pandemic vaccine candidate is also believed to have the potential to offer protection against drifted variants of the H5N1 virus allowing a proactive pre-pandemic vaccination approach to be considered.

GSK Annual Report 2006
18

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Corporate responsibility and community investment

Commitment to corporate responsibility
GSK is committed to connecting business decisions to ethical, social and environmental concerns. Thus, corporate responsibility is an integral and embedded part of the way GSK does business.

In 2003, GSK published a set of Corporate Responsibility principles to provide guidance on the standards to which the Group is committed. This sets out the approach to 10 areas: standards of ethical conduct, research and innovation, products and customers, access to medicines, employment practices, human rights, community investment, caring for the environment, leadership and advocacy, and engagement with stakeholders. The Group reports annually on progress in upholding these principles in its Corporate Responsibility Report, which is available on the website at www.gsk.com.

Partnership success
GSK works as a partner with under-served communities in the developed and developing world. It supports programmes that are innovative and sustainable and that bring real benefits to these communities. The Group engages with numerous external stakeholders, funds community-led initiatives around the world and donates medicines to support humanitarian efforts and community-based healthcare.

Community investment
GSK’s global community investment activities in 2006 were valued at £302 million, equivalent to 3.9% of Group profit before tax. This comprised product donations of £238 million, cash giving of £46 million, other in-kind donations of £3 million and costs of £15 million to manage and deliver community programmes in 109 countries.

Product donations and cash giving in 2006 were as follows:

1. Product donations

GSK’s cash giving was targeted primarily at health and education initiatives.

2. Breakdown of cash giving

In the UK, GSK contributed £7 million in 2006 to its continuing programme of charitable activities supporting over 100 organisations in health, medical research, science education, the arts and the environment.

Programmes in North America focused on improving public education and access to better healthcare for children and seniors both nationally and locally with funding of $34 million.

GSK does not operate a single charitable foundation for its community investment programmes, but has a number of country based foundations. The grants made by these foundations in 2006 are included in the investment total.

Global Health Programmes
Eliminating lymphatic filariasis
The Group’s effort to eliminate the disabling disease, lymphatic filariasis (LF) from the world, continued in close partnership with the governments of countries where the disease is endemic, the WHO and over 40 partner organisations. GSK is committed to donate as much of the anti-parasitic drug albendazole as required to treat the one billion people at risk in 80 countries. In 2006, 155 million albendazole treatments, worth £16 million at wholesale acquisition cost, were donated to 34 countries. Since the global elimination programme started in 2000, a cumulative total of almost 600 million albendazole treatments have been donated.

Positive Action on HIV/AIDS
Positive Action is GSK’s pioneering global programme working with communities affected by AIDS. Started in 1992, it supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. During 2006, Positive Action worked with 26 partners to support programmes in 17 countries. Positive Action was the principal sponsor of the community section (The Global Village) at the International AIDS Conference held in Toronto.

The GlaxoSmithKline African Malaria Partnership
Since 2002, this partnership has supported three behavioural development programmes working in eight African countries. The programmes have targeted nearly two million people, focusing particularly on young children and pregnant women, encouraging effective prevention measures, prompt treatment and antenatal malaria management. In addition, GSK’s malaria advocacy programme ‘Mobilising for Malaria’ launched country Coalitions Against Malaria in the UK, Belgium, France, Ethiopia and Cameroon to increase awareness of malaria and mobilise resources.

GSK Annual Report 2006
19

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Corporate responsibility and community investment
continued

PHASE
The PHASE programme (Personal Hygiene And Sanitation Education), initiated by GSK in 1998, is now providing education to thousands of school children in Kenya, Uganda, Zambia, Nicaragua, Peru and Bangladesh to improve their health and hygiene to fight infectious diseases. In 2006 the Group committed three year funding of $0.9 million to extend the programme to Mexico and Tajikistan in partnership with Save the Children, USA.

Humanitarian product donations
During 2006, GSK donated essential products, such as antibiotics, through non-profit partners including AmeriCares, MAP International and Project HOPE, to support humanitarian relief efforts and community healthcare. The total value of the Group’s international humanitarian product donations was £22 million. This excludes albendazole donated as part of the Group’s commitment to the lymphatic filariasis elimination programme. Product donations are valued at wholesale acquisition cost, which is the wholesale list price, not including discounts, and is a standard industry method.

Community initiatives
GSK is dedicated to strengthening the fabric of communities through providing health and education initiatives and support for local civic and cultural institutions that improve the quality of life.

GSK’s contribution to improve healthcare includes a grant of almost $3 million over three years to the Children’s Health Fund to expand their Referral Management Initiative (RMI) to sites in Philadelphia, including the Delaware Valley Community Health Center. The RMI ensures continuity of specialist medical care for high-risk children who are often homeless.

The annual GlaxoSmithKline IMPACT Awards recognise excellence in the work of non-profit community health organisations across the UK and in the Greater Philadelphia area of the USA. Over 20 charities receive unrestricted awards for their work dealing with diverse and difficult social issues such as domestic violence, sexual health services for young people, community health support and counselling services.

To further medical research, over £592,000 was provided to four UK medical charities, Asthma UK, the British Retinitis Pigmentosa Society, Deafness Research UK and the Muscular Dystrophy Campaign.

Education initiatives
GSK’s efforts to improve public and science education included a $1 million endowment to the National Board for Professional Teaching Standards to increase the number of science teachers attaining certification initially in the North Carolina and Philadelphia areas, but extending to all 50 states.

During 2006, GSK supported the Institute for a Competitive Workforce, a new business coalition staffed by the Business Civic Leadership Center of the US Chamber of Commerce. This is aimed at improving education and creating a skilled workforce.

GSK also supports a range of local initiatives in the USA. For example ‘Science in the Summer’, a free library-based science education programme in the Philadelphia area teaching basic scientific concepts, continued to receive support with a grant of almost $400,000.

In 2006, GSK helped to launch PUPPETS: Talking Science, Engaging Science into UK primary schools, with grants of over £480,000 over four years. The puppets and their supporting materials increase children’s engagement and motivate them to talk about science. GSK’s support will enable 9,000 teachers to attend subsidised training over the next four years, and provide a set of puppets and training materials to each of the participating schools.

Only 25% of secondary school science teachers in England are chemistry specialists. Chemistry for Non-Specialists has been developed by the Royal Society of Chemistry to train teachers to teach chemistry with confidence, flair and enthusiasm. GSK is supporting the programme with a donation of £450,000 over three years starting in 2006.

Employee involvement
GSK employees are encouraged to contribute to their local communities through employee volunteering schemes. Support varies around the world, but includes employee time, cash donations to charities where employees volunteer and a matching gifts programme.

In 2006 in the USA, the Group matched more than 17,500 employee and retiree gifts at a value of over $5 million. The Group also matched more than $1.3 million of employee donations to GSK’s annual United Way campaign. GSK’s GIVE program provided grants of almost $340,000 to more than 365 organisations where US employees have volunteered.

GSK’s Making a Difference programme in the UK provided grants of £225,000 to over 380 non-profit organisations and registered charities based on employee involvement.

GSK Annual Report 2006
20

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Global manufacturing and supply

GSK manufactures a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 28,000 different pack sizes and presentations.

Manufacture of medicines starts with the development of a therapeutic active ingredient (bulk active) in a selected formulation. Global Manufacturing and Supply (GMS) develops manufacturing processes for full scale volume production of active compounds at primary manufacturing sites. Secondary sites then convert these active compounds into finished medicines.

Each year GMS produces around 6,000 tonnes of bulk actives and more than four billion packs, which are sold in over 140 countries. It also supports about 2,000 new product and line extension launches every year.

By adopting leading edge practices and developing its people, GMS provides:

•	a secure source of supply of high quality products
•	compliance with regulatory requirements and customer expectations
•	best in class cost.

Organisation

GMS operates as a single global network of 80 sites in 37 countries. The sites are grouped into four supply divisions, based on common business drivers, areas of expertise and the commercial activities that they support.

Primary supply
Primary supply has 12 sites in six countries, supplying high quality, competitively priced bulk actives. The division is focused on improvements in primary technologies and processes.

New product and global supply
There are 10 new product and global supply sites in seven countries. Sites work closely with R&D’s development team to ensure that the right technical competencies are in place to support rapid and successful new product introduction. These sites also ensure secure supply of key brands that are sold across many markets. This division is the focal point for developing and introducing new secondary manufacturing technologies for GMS.

Regional pharma supply
Regional pharma supply operates to supply key products in particular regions or markets and tailor packaging to meet specific local requirements. This division focuses on reducing costs, allowing GSK to compete more effectively in all its markets. There are 29 regional pharma supply sites in 22 countries.

Consumer Healthcare supply
Consumer Healthcare supply delivers high-quality, competitively priced products and supports rapid new product introduction in a highly innovative and competitive business with far shorter time frames than pharmaceuticals. New technologies have become a fundamental platform for driving innovation, lowering costs and providing flexibility in operations. There are 29 sites in 21 countries in Consumer Healthcare supply.

Operational excellence
Within GMS, Operational Excellence provides the capability to drive improvements in process robustness, quality, performance and customer service. Operational Excellence is underpinned by extensive education and a culture of continuous improvement.

Vision Factory
GSK introduced the Vision Factory initiative to work towards a simpler, more efficient operating model within GMS. Vision Factory is enabling manufacturing operations to accelerate the improvement in performance and cost control.

Quality
The quality organisation oversees product quality across the supply chain, from suppliers and third party manufacturers through manufacturing to the supply operations that deliver products into the market. The quality organisation focuses on improving quality and compliance by increasing product quality understanding, and harmonising the quality approach across all sites. GSK continues to work with the FDA on Good Manufacturing Practice for the 21st Century and other initiatives.

External suppliers
GMS spends over £2 billion annually with many external suppliers, purchasing active ingredients, chemical intermediates, packaging components, and part-finished and finished products. It takes appropriate steps to protect our supply chains from any disruption.

Procurement
Widely recognised by industry analysts as a best practice leader, procurement works collaboratively to develop and implement sourcing strategies which ensures that GSK receives best value when buying goods and services. GSK leverages its procurement activities across the Group structure.

Vaccines supply chain
GSK biologicals’ manufacturing network is based on three major regional hubs in Europe, North America and Asia. In Europe, vaccine manufacturing is located primarily at Rixensart and Wavre in Belgium, with three other sites in France, Germany and Hungary. In North America, GSK established its vaccine production network in 2005 through three major acquisitions: US based Corixa Corporation, with a production site in Hamilton, Montana, which manufactures MPL, a key component of GSK’s adjuvant systems, a vaccine production site in Marietta, Pennsylvania and ID Biomedical with ‘flu vaccine manufacturing facilities in Laval and Quebec, Canada. In Asia, new vaccine production facilities are being built in India and Singapore. Managing the vaccine supply chain involves anticipating market needs and using a flexible approach to be able to meet fluctuations in demand. These are based on forecasts from the different markets and firm orders from health authorities for mass vaccination campaigns.

Bulk, filling and packaging are carefully balanced and stocking of vaccines helps manage short-term increases in demand. Such increases result from disease outbreaks or increased demand from the public owing to disease awareness campaigns.

GSK Annual Report 2006
21

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

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

In Europe, pharmaceutical firms and regulators are managing a transition following the implementation of new medicines legislation at the end of 2005. Significant changes are being implemented including approval procedures, post marketing requirements, manufacturing controls, labelling requirements, pharmacovigilance processes and an increased emphasis on transparency of regulatory processes.

The climate of change is set to continue, with the finalisation of a new Paediatric Regulation at the end of 2006. This Regulation is aimed at stimulating industry research into paediatric indications, via intellectual property incentives. Implementation activities will continue during 2007/08, and the new provisions will become operational in 2008.

The EU Commission is championing a ‘Better Regulation’ initiative to cut red tape and over-regulation of Industry. GSK is actively supporting this initiative and a similar one in the UK. For example in the UK, GSK has made 50 wide ranging better regulation proposals to the government, covering significant areas of interest to the Group. Many have been positively received and some are being considered for incorporation into new regulations.

In the USA, the safety of prescription drugs remains a primary focus of the FDA and congressional oversight committees are evaluating the ability and resourcing of the FDA to continue to provide this important role. New safety-related legislation has been proposed by Congress which may be enacted in 2007, with likely impact on the pharmaceutical industry. As in Europe, evaluation of benefit and risk continues to be an important consideration for approval of a new drug by the FDA.

The FDA is in the second year of its Critical Path Initiative to facilitate innovation in drug development. New tools and processes such as pharmacogenomics, surrogate markers of efficacy and manufacturing innovations are being pursued to enhance development of safe and effective drugs. The pharmaceutical industry, including GSK, is collaborating with the FDA and National Institutes of Health in a number of these areas, including evaluation of new biomarkers.

The US government is making information about the benefits and risks of prescription drugs more readily available via the Internet, including the full prescribing information which is posted within one day of approval. GSK is now providing product labelling to the FDA in an electronic format which allows easier access to the key details in the prescribing information.

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

Value for money
Payers around the world are concerned about the cost of healthcare and the pricing of medicines. The requirement to satisfy healthcare purchasers on value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality.

While it is appropriate for payers to seek value for money when purchasing medicines, this often translates into cost-containment measures that delay patient access to new medicines and make it difficult even for significantly improved therapies to achieve a price that reflects added value. Healthcare budgets could be managed in a more strategic and long-term manner. Focus should shift to value not cost and pricing should reflect value. Value should be defined broadly. What matters is whether a medicine works and responds to medical and patient needs. If so, it should be rewarded appropriately.

GSK Annual Report 2006
22

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Regulatory environment
continued

Payers must also allocate their resources efficiently to provide the best health outcomes. Attention should be focussed in three areas: prevention, innovation and better management of chronic diseases. As part of this triple solution, innovative medicines and vaccines will play a key role by preventing, or providing better treatments for expensive diseases such as cervical cancer, breast cancer, asthma, Alzheimer’s and diabetes.

It is not possible to predict whether and to what extent, the Group’s business will be affected by future legislative and regulatory developments relating to specific pharmaceutical products or their price.

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

Certain markets, including the USA, the EU and Canada also provide a period of regulatory data exclusivity to qualifying drugs which are new chemical entities or which are new formulations or uses of marketed drugs. Manufacturers of generic drugs may, following any period of data exclusivity, launch, or attempt to launch, generic versions of patented drugs prior to normal patent expiry, arguing that the relevant patents are invalid and/or are not infringed by their product. Significant litigation concerning these challenges is summarised in Note 43 to the financial statements, ‘Legal proceedings’.

Patents
GSK’s policy is to seek to obtain patent protection on all protectable inventions discovered or developed through its R&D activities. Patent protection for new active ingredients is available in most significant markets, and protection can also be obtained for example for new pharmaceutical formulations, manufacturing processes, medical uses and special devices for administering products. Patents protecting new active ingredients are generally applied for early in the development process. Since the term of a patent in most countries is a set period from the filing date, typically 20 years, the effective term depends on how long a product is in development before launch. This leads to a variation in patent term on a product by product basis, although in a number of markets, including the USA and Europe, it is possible in certain circumstances to obtain a partial restoration of patent term to compensate for the length of the development process.

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

Boniva. The patent on ibandronate is not due to expire until 2012a,b (USA and Europe).

Combivir. The patent on the specific combination of lamivudine and zidovudine is not due to expire until 2012 (USA) and 2013b (Europe).

Coreg. GSK is the exclusive licensee under the US patent on carvedilol, which is due to expire in 2007a,c.

Epivir. The patent on lamivudine is not due to expire until 2010a,c (USA) and 2011b (Europe).

Imigran/Imitrex. The patent on sumatriptan is not due to expire until 2009c (USA) and has expired in Europe (except Cyprus (2007), Italy and Switzerland (2008)). Litigation challenging the validity of the patent protecting this product in the USA has been settlede.

Lamictal. The patent on lamotrigine is not due to expire until 2009a,c (USA). Litigation challenging the validity of this patent in the USA has been settled. In Europe, the corresponding patent has expired and generic competition exists.

Levitrad. GSK has co-promotion rights under the US patent on vardenafil, which is not due to expire until 2018.

Lexiva/Telzir. GSK is the exclusive licensee under the patent on fosamprenavir, which is not due to expire until 2017 (USA) and 2019b (Europe).

Paxil/Seroxat. The patent on the commercial form of paroxetine expired in 2006 in Europe and is due to expire in 2007c in the USA. Litigation relating to the validity and infringement of a patent directed to a method of manufacture of paroxetine hydrochloride anhydrate is ongoing in the USAe. Generic competition on Paxil instant release (IR) and oral suspension has commenced in the USA, Europe and certain other markets. Paxil CR is protected by a formulation patent that is not due to expire until 2012. A generic manufacturer has applied for FDA approval of a generic form of Paxil CR asserting non-infringement of this patente.

Requip. The patent on ropinirole is not due to expire until 2007a (USA) and 2008b (Europe). A patent relating to the use of ropinirole in Parkinson’s disease is not due to expire until 2008 (USA) and 2011b (Europe). Litigation challenging the validity of the Parkinson’s use patent is ongoing in the USAe.

Seretide/Advair. The patent on the specific combination of salmeterol xinafoate and fluticasone propionate is not due to expire until 2010 (USA) and 2013b (Europe). An application for re-issue of the US patent has been allowed by the US Patent and Trademark Office (USPTO)e. The UK patent has been revoked by the UK courts. Patents on the individual ingredients have expired in the UK. In the USA, the patent on salmeterol xinafoate does not expire until 2008.

GSK Annual Report 2006
23

<

Back to Contents
REPORT OF THE DIRECTORS

Business review

Regulatory environment
continued

Serevent. The patent on salmeterol xinafoate is not due to expire until 2008 in the USA. In Europe, the patent has expired, except France (2008b) and Italy (2009b).

Trizivir. The patent on the method of treatment using a combination of lamivudine, zidovudine and abacavir does not expire until 2016 (USA) and 2016 (Europe).

Valtrex. The patent on valaciclovir is not due to expire until 2009a (USA) and 2009b (Europe, except Greece and Spain 2008). Litigation challenging the validity of the patent in the USAe is ongoing.

Wellbutrin SR, Wellbutrin XL and Zyban. The patent on the active ingredient has expired. There is now generic competition for the sustained release (SR) and instant release (IR) forms in the USA, and generic competition for the 300mg dosage form of Wellbutrin XL commenced in the USA in December 2006. In Europe, regulatory data exclusivity provides protection until 2009 in some markets. Litigation is ongoing in the USA relating to formulation patents covering Wellbutrin XL that expire in 2018e.

Ziagen. The patent on abacavir is not due to expire until 2012a,c (USA) and 2014b (Europe).

Zofran. The patent on ondansetron has expired in the USA and Europe, (except France (2007b) and Italy (2008b)). A patent on use in treating emesis expired in 2006. In the USA, generic entry of ondansetron injection and oral solution dosage forms commenced in November 2006 and on tablet and orally disintegrating tablet dosage forms in December 2006. Generic competition has also now commenced in a number of countries in Europe.
a)	Including granted or pending patent term restoration under the Hatch-Waxman Act
b)	Including granted or pending extension of term by national or European supplementary protection certificates
c)	Including granted or pending extension of term for paediatric exclusivity
d)	A registered trademark of Bayer AG
e)	See Note 43 to financial statements ‘Legal proceedings’.

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

Responsibility for environment, health and safety

Environment, health and safety (EHS) is a key element of corporate responsibility for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate group reporting to the General Counsel that has overall responsibility for providing governance and leadership on EHS issues. The head of this group makes regular reports to the Corporate Executive Team (CET) and the Audit and Corporate Responsibility Committees of the Board. Within the businesses operations managers are responsible for EHS and are supported by site-based EHS and occupational health staff.

EHS strategy and plan
GSK has a strategic planning process for EHS that looks forward 10 years but is reviewed every year. The plan is aligned with the GSK business drivers and includes management objectives with performance measures and targets. In 2006, GSK’s progress in the first five years of the EHS Plan for Excellence was evaluated and a 10 year plan extending to 2015 was developed.

The first five years had focused on establishing the fundamentals and preparing programmes that would contribute to the environmental sustainability of the business. Successes in 2006 included greater integration of EHS into the manufacturing planning process, introduction of EHS directors in manufacturing executive teams, establishment of new performance targets, establishment of new targets for audit scores, that will be the same for GSK’s own manufacturing sites and contract manufacturers, publication of positions on pharmaceuticals in the environment, the selection of hazardous chemicals in manufacturing and energy conservation. The next phase of the plan strengthens the focus on operational efficiency and renews the commitment to stakeholder engagement. The three aspirations for 2006 to 2015 are embedding EHS in the business, environmental sustainability and open and transparent stakeholder relations.

Strategic focus in 2006
The plan provides an area of special focus each year. In 2006, the focus was on embedding EHS in the business, making EHS an integral part of GSK’s business processes and continuous improvement culture with the participation of all employees. The goal is to develop a culture where every employee is mindful of the importance of safe working and protecting the environment. While this was the 2006 focus it will take more than one year to accomplish.

GSK Annual Report 2006
24

<

Back to Contents
REPORT OF THE DIRECTORS

Business review

Regulatory environment
continued

Part of embedding EHS in GSK meant each business developed its own plan for moving EHS forward based on its own risks and opportunities. Some accomplishments against the objectives that contributed to the overall focus were:
•	to reduce the need for respiratory protective equipment occupational hygiene monitoring data were utilised to focus attention on the processes in most need of improvement

•	to improve the efficiency of manufacturing processes it was agreed that all new products launched from 2006 to 2010 will be evaluated using green chemistry tools with a target to double the manufacturing efficiency, which will result in waste per tonne of product from new processes being reduced by half in comparison to existing processes

•	to improve EHS management systems a target was set to improve audit scores and all pharmaceutical manufacturing sites will be required to be certified to ISO 14001 and OHSAS 18001 by 2010

•	to minimise EHS risks arising from new product introduction and process changes EHS requirements and sustainability principles were incorporated into the product development process

•	to improve EHS performance of R&D processes novel technologies will be explored.

EHS audits
As part of its governance responsibility, GSK conducts EHS audits of its sites, assessing performance against the EHS standards and assigning quantitative performance scores. In 2006, 32 sites were audited, 12 of these achieved audit scores of 80% or better. No site scored less than 50%. As part of the continuous improvement process, progress was monitored on actions arising from issues raised on all audits.

As part of the commitment to corporate responsibility and the pro-active management of the GSK manufacturing and supply base, 36 suppliers were also assessed, representing about 10% of priority suppliers. This process evaluated the management of key EHS risks and impacts, as well as human rights issues, based on the Group’s requirements for priority suppliers. Recommendations were made for improvements where needed.

EHS targets
As part of the EHS plan, targets are set every five years. 2006 was the baseline year for the next group of five-year targets. In the 2005 EHS report achievements against the targets for 2001-2005 were reported.

Progress towards meeting the targets for 2006-2010 will be tracked every year. Final data for 2006 will be published on the website www.gsk.com.

GSK selected its measures of performance improvement based on the potential for adverse impact on people or the environment, business continuity or business reputation. Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking, to develop and disseminate globally applicable sustainability reporting guidelines. Targets have been set to eliminate CFCs from all uses by 2010 and each year to reduce energy use and non-hazardous waste disposed by 1%, reduce water use and Volatile organic compound (VOC) releases by 2% and reduce chemical oxygen demand of wastewater by 3%. All targets are normalised by sales.

EHS performance
The performance in 2006 was:

•	CFC emissions from patient use of inhalers down 36% per £ sales

•	volatile organic compound emissions down 22% per £ sales

•	chemical oxygen demand in wastewater down 21% per £ sales

•	non-hazardous waste disposed down 15% per £ sales

•	energy use down 8% per £ sales

•	water use down 5% per £ sales

Sustainability
In the work towards sustainability, GSK is addressing the economic, environmental and social issues in research, manufacturing, sales and distribution of its medicines. Sustainability starts with healthcare solutions found by R&D and continues with sustainable solutions in manufacturing and sales. R&D is considering improving operational efficiency for new products. In the future, the EHS plan for excellence proposes investigating the use of renewable resources. The Group seeks dialogue with external stakeholders and considers their views when developing approaches to sustainable development. More information on EHS programmes and performance may be found on the GSK website.

GSK Annual Report 2006
25

<

Back to Contents
REPORT OF THE DIRECTORS

Business review

World Market

World economy

The global economy remained relatively robust in 2006, with positive growth in many markets such as the USA and China. World Gross domestic product was estimated at 3.9%, up from 3.5% in 2005. Analysts expect it to fall back in 2007 and towards the end of 2006, the OECD trimmed its 2007 global growth forecast to 2.5%, the lowest rate since 2003.

Equity markets rose during 2006 and concerns regarding inflation started to recede as the year progressed only to return in some regions later in the year. Global oil prices hit $78-a-barrel highs in mid-July following the crisis between Israel and Lebanon. As 2006 closed oil fell towards the $60 mark, a level around which many analysts feel it will trade through 2007, barring unforeseen events.

In the USA, GDP slipped from a two year high of 5.5% in the first quarter of 2006 to 2.2% in the fourth quarter. This performance was impacted to a significant extent by a weakening housing market and a drop in new housing starts that is expected to continue throughout 2007. During 2006, US interest rates rose from 4.29% to 5.25%, the seventeenth rise in two and half years. In December, the US dollar fell to its lowest level for almost two years against the Euro and a 14-year low against Sterling. In 2007, the US economy is expected to experience a soft-landing rather than a major slowdown, with growth predicted to be in a range 2.5% to 3%.

After its rapid expansion in 2004 and 2005, the Chinese economy grew by over 10% in 2006, while India reported growth of 9.1% . India’s Sensex Index gained 46% in value while Japan’s Nikkei 225 Index moved ahead by 7% for the year. Japan is currently experiencing the longest period of uninterrupted growth since the Second World War, reporting GDP growth of 3.8% at the year-end.

Eurozone interest rates began the year at 2.25% before rising in five separate steps to 3.5% at the year end. Economic growth was 3.3% across the continent, up from 1.4% in 2005. Germany expanded by 3.7%, France by 2% and Spain by 4.0% . In the UK, interest rates rose to 5% in November, with the FTSE 100 gaining almost 11% in 2006. Economic growth was 2.7%, with the Treasury and the Bank of England expecting growth of more than 3% in 2007.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

In 2006, the US dollar fell by 14% against the pound, to $1.96 at the year-end. The year-end rates for the Euro weakened by 1% and the Japanese Yen by 15% against Sterling.

World market – pharmaceuticals

Global pharmaceutical sales increased by 8% in 2006 to £328 billion.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	145.0	44	9
Europe	92.8	28	6
France	17.6	5	4
Germany	16.6	5	3
UK	10.8	3	3
Italy	10.5	3	7
Japan	31.3	10	(3)
Asia Pacific	23.3	7	14
Latin America	15.9	5	21
Middle East, Africa	11.3	3	13
Canada	8.3	3	19

Total	327.9	100	8

Growth in the US market has increased to 9%, but it still represents 44% of the global prescription pharmaceutical market compared with 30% a decade ago.

At 30th September 2006, GSK held second position in the world pharmaceutical market with a market share of 6.3%, behind Pfizer with a market share of 8%. GSK had six of the world’s top 60 pharmaceutical products. These were Avandia, Lamictal,Seretide/Advair, Valtrex, Wellbutrin and Zofran.

World market –				Growth
top five therapeutic classes	Value	% of
	£bn	total	CER%	£%

Cardiovascular	54.5	17	6	7
Central nervous system	54.0	16	7	8
Alimentary tract and metabolic	39.8	12	7	9
Anti-infectives (bacterial,
viral and fungal) excluding
vaccines	33.2	10	1	3
Respiratory	21.7	7	5	6

(Note: data based on 12 months to 30th September 2006.)

GSK Annual Report 2006
26

<

Back to Contents
REPORT OF THE DIRECTORS

Business review

Products and competition

Pharmaceutical products

GlaxoSmithKline’s principal pharmaceutical products are currently directed to eight main therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:
	2006	2005	2004
Turnover by therapeutic area	£m	£m	£m

Respiratory	4,995	5,054	4,394
Central nervous system	3,642	3,219	3,462
Anti-virals	2,827	2,598	2,359
Metabolic	1,875	1,495	1,251
Vaccines	1,692	1,389	1,194
Cardiovascular and urogenital	1,636	1,331	932
Anti-bacterials/anti-malarials	1,369	1,519	1,547
Oncology and emesis	1,069	1,016	934
Other	973	1,040	1,027

	20,078	18,661	17,100

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

Flixonase/Flonase and Beconase are steroid intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) for the treatment of major depressive disorder, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder, and generalised anxiety disorder. A controlled release formulation, Paxil CR, is also available in the USA.

Wellbutrin is an anti-depressant, available in the USA and some international markets in normal, sustained-release (SR) and once-daily (XL) formulations.

Imigran/Imitrex is a 5HT1 receptor agonist used for the treatment of severe or frequent migraine and cluster headache and has become the reference product in this sector. Naramig/Amerge is also a 5HT1 receptor agonist indicated for the treatment of migraine.

Lamictal, a well established treatment for epilepsy, is also indicated for bipolar disorder.

Requip is a specific dopamine D2/D3 receptor agonist indicated for the treatment of Parkinson’s disease and Restless Legs Syndrome (RLS).

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

Lexiva/Telzir is a protease inhibitor for the treatment of HIV that is well tolerated and more convenient than Agenerase, which it supersedes. Lexiva may be taken twice daily or once daily when boosted with ritonavir.

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

Avandamet is a combination of Avandia and metformin HCI, it is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill.

Avandaryl is a combination of Avandia and Amaryl, a Sanofi-Aventis product. Avandaryl targets insulin resistance and stimulates pancreatic insulin production.

Bonviva/Boniva is a long-acting bisphosphonate available in once-monthly oral and quarterly injection forms for the treatment of osteoporosis.

Vaccines
GSK markets over 30 vaccines worldwide, of which more than half are combination vaccines to protect children, adolescents and/or adults against up to six diseases at the same time.

Infanrix is GSK’s range of paediatric vaccine combinations. Infanrix provides protection against diphtheria, tetanus and pertussis (whopping cough). Infanrix penta (Europe)/Pediarix (USA, Canada) provides additional protection against hepatitis B and polio, and Infanrix hexa further adds protection against Haemophilus influenzae type b, which is a cause of meningitis. In the USA, Boostrix is available to add protection against pertussis (whopping cough) to the routine tetanus/diptheria booster administered to teenagers.

In GSK’s hepatitis vaccines range, Havrix protects against hepatitis A and Engerix-B against hepatitis B.

GSK Annual Report 2006
27

<

Back to Contents
REPORT OF THE DIRECTORS

Business review

Products and competition
continued

Twinrix is the only available combined hepatitis A and B vaccine, protecting against both diseases with one vaccine and available in both adult and paediatric strengths. In Europe, FENDrix, a vaccine to prevent hepatitis B in patients with renal insufficiency including high-risk groups such as pre-haemodialysis and haemodialysis patients, is available from 15 years of age onwards.

GSK added Fluviral to its portfolio of products when it acquired the Canadian vaccine manufacturer ID Biomedical Corporation in December 2005. Fluviral is marketed in Canada. In 2006, the same ‘flu vaccine was approved by the US Food and Drug Administration (FDA) for the active immunisation of adults 18 years and older against influenza disease under the brand FluLaval. Fluviral and FluLaval add to Fluarix GSK’s seasonal ‘flu vaccine, which is distributed in 79 countries including the USA.

GSK also markets Priorix, a measles, mumps and rubella vaccine, Typherix, a vaccine for protection against typhoid fever, and Varilrix, a vaccine against varicella or chicken pox. Priorix-Tetra, GSK’s new combination vaccine to prevent measles, mumps, rubella and varicella (MMRV) was first launched in Germany in August 2006. In addition, the Group markets a range of vaccines to prevent meningitis under the umbrella name Mencevax. GSK’s new Hib-MenC vaccine, Menitorix is now available in the UK. GSK’s meningitis vaccine portfolio will be complimented by new meningitis conjugate vaccines in the near future.

As part of its paediatric franchise, GSK continued to roll out the launch of its vaccine against rotavirus induced gastroenteritis, Rotarix which is now launched in 90 countries worldwide. Rotavirus vaccination has been included in the national vaccination calendar of five Latin American countries where Rotarix will be available free at public health clinics, as part of governmental paediatric immunisation programmes.

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

Ceftin/Zinnat is an oral antibiotic used primarily for community-acquired infections of the lower respiratory tract.

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

Hycamtin is a second line treatment for ovarian, cervical and small cell lung cancer.

Bexxar is a treatment for patients with CD20 follicular, non-Hodgkin’s lymphoma with and without transformation whose disease is refractory to rituximab and who have relapsed following chemotherapy.

Arranon (nelarabine) a treatment for patients with T-cell acute lymphoblastic leukaemia and T-cell lymphoblastic lymphoma, received US approval in 2005 and was submitted for European approval in 2006.

Other
This category includes Betnovate, the higher potency Dermovate and the newer Cutivate, which are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis, Relafen, a non-steroidal anti-inflammatory drug for the treatment of arthritis, and Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders.

GSK Annual Report 2006
28

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Products and competition
continued

Pharmaceuticals competition

The pharmaceutical industry is highly competitive. GSK’s principal competitors range from small to large pharmaceutical companies often with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development or education and marketing development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. Following the loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.

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

Respiratory
GSK’s respiratory franchise is driven by the growth of Seretide/Advair. Major respiratory competitors are Singulair from Merck, especially in the USA, Symbicort from AstraZeneca and Spiriva from Pfizer/ Boehringer Ingelheim.

CNS disorders
Major competitors in the USA to Paxil are its generic forms, as well as generic fluoxetine, the generic form of Eli Lilly’s Prozac, generic sertraline, the generic form of Pfizer’s Zoloft, Cymbalta from Eli Lilly, Forest Laboratories’ Celexa and Lexapro, and Effexor XR from Wyeth. The principal competitors in the USA for Wellbutrin are generic forms of bupropion, the generic forms of SSRIs, Lexapro, Effexor XR, and Cymbalta. Paxil CR and the once-daily Wellbutrin XL help to retain a strong presence in the anti-depressant market, given the availability of both generic paroxetine and bupropion in the USA. Generic competition for Seroxat/Paxil has also occurred in a number of other markets.

The major competitors for Lamictal in epilepsy are J&J’s Dilantin and generic phenytoin, Novartis’s Tegretol/Tegretol XR and generic carbamazepine. UCB’s Keppra and Abbot’s Depakote/Depakote ER. In Bipolar the major competitors are generic Lithium, other anti-epileptics including Abbott’s Depakote/Depakote ER and the atypical anti-psychotics including AstraZeneca’s Seroquel. The major competitors for Imitrex/Imigran are AstraZeneca’s Zomig, Merck’s Maxalt and Pfizer’s Relpax.

Anti-virals
GSK is a pioneer in the HIV market, launching AZT (Retrovir) in 1987 and Epivir in 1995, which today are available as Combivir in a single tablet, a cornerstone of HIV combination therapy. The launches of Ziagen, Agenerase, Trizivir, Lexiva and Epzicom have broadened the Group’s portfolio of HIV products. Major competitors in the HIV market include Gilead, Bristol Myers Squibb, Abbott, Roche and Boehringer Ingelheim.

Valtrex has strengthened the Group’s position in the anti-herpes area, where GSK’s Valtrex and Zovirax compete with Novartis’ Famvir. Valtrex is a market leader, whilst Zovirax faces competition from generic acyclovir. In the hepatitis B market, GSK’s Zeffix was the first anti-viral on the market. Gilead’s Hepsera was the second. The Group has secured marketing rights to Hepsera in some key markets.

Metabolic
The major competitor for Avandia is Takeda Chemical’s Actos, which is co-promoted with Eli Lilly in the USA. Takeda also market ActoplusMet (a combination of Metformin HCI and Actos) in the USA.

Monthly Boniva/Bonviva competes with Merck’s weekly Fosamax and Proctor & Gamble/Sanofi-Aventis’s weekly Actonel. Generic Fosamax (alendronate) is now available in several EU markets including UK and Germany, and also in Canada.

Vaccines
The vaccine market is dominated by five key players. GSK’s major competitors include Sanofi Pasteur (SP), Merck, Novartis and Wyeth. Within the paediatric vaccine field, Infanrix’s main competitor is SP’s range of DTPa-based combination vaccines, although the Infanrix hexa combination is the only available hexavalent paediatric combination in Europe.

Cardiovascular and urogenital
GSK markets Coreg in the USA where its major competitors are Toprol XL and generic betablockers. Avodart competes directly with Merck’s Proscar within the BPH market. The Group has co-promotion rights in the USA for Levitra, which faces competition from Pfizer’s Viagra and Lilly’s Cialis.

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

Oncology and emesis
Zofran provided GSK with a leadership position in the anti-emetic market where competitor companies include Roche, Sanofi-Aventis and more recently MGI and Merck. Generic competitors became available late in 2006. Zofran now has full generic competition in the USA. Major competitors in the diverse cytotoxic market include Bristol Myers Squibb, Sanofi-Aventis, Novartis and Roche/Genentech. GSK’s cytotoxic portfolio, led by Hycamtin, currently holds a relatively small market position.

GSK Annual Report 2006
29

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Products and competition
continued

Consumer Healthcare products

GlaxoSmithKline’s principal consumer healthcare products are in three major areas. An analysis of sales by these areas is set out below:

	2006	2005	2004
	£m	£m	£m

OTC medicines	1,496	1,437	1,400
Oral care	993	943	913
Nutritional healthcare	658	619	573

	3,147	2,999	2,886

Major products, which are not necessarily sold in all markets, are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Zovirax
Abreva
External nasal dilators	Breathe Right
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei

Oral care	Aquafresh
Dr Best
Macleans
Odol
Odol Med 3
Polident
Poligrip
Sensodyne

Nutritional healthcare	Lucozade
Ribena
Horlicks

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/ acetaminophen analgesic, Nicorette gum in the USA, the NicoDerm, NiQuitin CQ and Nicabate range of smoking control products, Tums, a calcium-based antacid, Citrucel laxative, Contac for the treatment of colds, Abtei, a natural medicines and vitamin range, and Zovirax and Abreva for the treatment of cold sores. In December 2006, the company acquired Breathe Right nasal strips that gently lift open nasal passages to provide better breathing, and FiberChoice daily fibre supplements, through the acquisition of CNS, Inc.

GSK’s portfolio will be strengthened further in 2007 with the US launch of alli, a new treatment for weight-loss.

Oral care
The leading Oral care products are toothpastes and mouthwashes under the Aquafresh, Odol, Sensodyne and Macleans brand names, and a range of toothbrushes sold under the Aquafresh and Dr Best names. In addition, denture care products are available principally under the Polident, Poligrip and Corega brand names.

Nutritional healthcare
The leading products in this category are Lucozade energy and sports drinks, Ribena, a blackcurrant juice-based drink, and Horlicks, a range of milk-based malted food and chocolate drinks.

Consumer Healthcare competition

GSK holds leading global positions in all its key consumer product areas. Worldwide it is the third largest in Oral care and in OTC medicines. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.

The environment in which the Consumer Healthcare business operates has become ever more challenging:

•	consumers are demanding better quality, better value and improved performance

•	retailers have consolidated and globalised which has strengthened their negotiation power

•	manufacturers are consolidating, leading to more aggressive competition across all elements of the marketing mix

•	cycle times for innovation have reduced.

The main competitors include the major international companies Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Unilever and Wyeth. In addition, there are many other companies that compete with GSK in certain markets.

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

GSK Annual Report 2006
30

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 32 and by geographic region on page 33. Total pharmaceutical turnover in 2006 was £20,078 million compared with £18,661 million in 2005, an increase of 9% CER. Within the Group’s portfolio, turnover of new products first launched in a major market within the last five years accounted for 27% (2005 – 24%) of total turnover and grew by 20% to £5,333 million (2005 – £4,478 million). Turnover of the more established, franchise products amounted to £11,709 million (2005 – £10,933 million), representing 58% of total turnover, and increased 9% compared with last year. Turnover of older products, now less actively promoted, was £3,036 million (2005 – £3,250 million), representing 15% of total turnover, and declined by 5%. In sterling terms total pharmaceutical turnover increased 8%, 1% less than CER due principally to the strength of Sterling against major International currencies.

Pharmaceutical turnover by therapeutic area

GSK’s ability in 2006 to deliver continued pharmaceutical turnover growth was primarily due to an exceptionally broad product portfolio of high-value growth products coupled with sales and marketing excellence. These growth products include Seretide/Advair, the Avandia product group, Vaccines, Lamictal, Valtrex, Coreg, Requip, Avodart and Boniva.

Respiratory
GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent amounting to £4.3 billion, up 9%. Total sales of Seretide/Advair, for asthma and COPD, rose 11% to £3.3 billion. In the USA, sales grew 13% to £1.9 billion. In Europe, sales grew 10% to £1.1 billion and in International markets, sales grew 9% to over £300 million. Market share by value in the anti-asthma and COPD therapy class was 29% in Europe and 33% in the USA, an increase of 2 percentage points in Europe and a flat market share growth in the USA (reflecting lower prescription volumes due to a label change in early 2006 that restricted GSK’s ability to promote the product, offset by favourable pricing changes).

The positive results of the TOwards a Revolution in COPD Health (TORCH) study, the largest of its kind, were filed with regulators early in 2007 and in February were published in the ‘New England Journal of Medicine’. The results of the three year study, sponsored by GSK, showed important benefits of Seretide in the treatment of patients with COPD.

Central nervous system (CNS)
CNS sales increased 15% to £3.6 billion. Sales increased in the USA and International, but declined in Europe due to generic competition. Total Seroxat/Paxil sales grew 4% to £620 million, due to strong growth of Paxil CR in the USA and Paxil IR in Japan partly offset by generic competition to Paxil IR in Europe.

Total Wellbutrin sales grew 24% to £900 million. Sales of Wellbutrin XL, a once-daily product, grew 25% to £798 million. In December 2006, generic competition to the Wellbutrin XL 300mg tablet (approximately 60% of Wellbutrin sales) entered the US market.

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 19% to just under £1 billion, benefiting from its new indication to treat one of the most serious forms of epilepsy – primary generalised tonic-clonic seizures. Lamictal is also the only medicine with long-term clinical data that demonstrates that it can delay the onset of depressive episodes of bipolar disorder. In November, GSK submitted Lamictal XR, a new once daily treatment, to the FDA for treatment of epilepsy. The company intends to present data on Lamictal XR at the American Academy of Neurology meeting in April 2007.

Sales of Requip, for Parkinson’s disease and Restless Legs Syndrome (RLS), grew 74% to £268 million and, in December, the FDA accepted GSK’s file for approval of the new formulation Requip CR.

Anti-virals
Total sales of HIV products were £1.5 billion, down 1%. Competition to older products, Combivir down 9% to £528 million and Epivir down 21% to £202 million, was mostly offset by strong sales growth of new products Epzicom/Kivexa which more than doubled to £241 million and Lexiva/Agenerase up 18% to £131 million.

Sales of Valtrex, rose 24% to £845 million, with US sales up 30% to £600 million driven by patients switching to suppression therapy.

Metabolic
GSK launched Avandia for the treatment of type 2 diabetes in 1999 and a combination product, Avandamet, for blood sugar control in 2002. The product group was expanded further in February 2006 with the launch in the USA of a fixed-dose combination treatment, Avandaryl, which combines Avandia with a sulfonylurea.

In 2006, sales of the Avandia product group grew 24% to £1.2 billion in the USA. In Europe, sales grew 39% to £217 million driven by the increasing use of Avandamet. Sales in International markets rose 17% to £234 million. The Avandia product group achieved in 2006 a market share by value in oral anti-diabetics of 37% in the USA and 19% in Europe, up 2 and 5 percentage points, respectively. In the USA, Avandamet prescription volume growth was adversely impacted by product supply issues during the year which have now been resolved.

In December, GSK presented data from the landmark ADOPT study, which demonstrated that Avandia is more effective than metformin, or a sulphonylurea, in long-term blood sugar control in type 2 diabetes. These data are in addition to those recently presented from the DREAM study, which showed that Avandia can reduce the risk of progression to type 2 diabetes. Data from both these studies are expected to be filed with regulatory agencies during the first half of 2007.

GSK recorded in turnover a £95 million share of co-promotion income for Boniva/Bonviva, a new once-monthly oral bisphosphonate for the treatment of postmenopausal osteoporosis, which was developed with Roche, and launched in 2005.

GSK Annual Report 2006
31

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Pharmaceutical turnover by therapeutic area 2006

	Total					USA			Europe				International

				Growth			Growth			Growth			Growth
Therapeutic area/major	% of	2006	2005			2006			2006			2006
products	total	£m	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	27	4,995	5,054	–	(1)	2,461	(3)	(5)	1,697	3	2	837	4	3
Seretide/Advair		3,313	3,003	11	10	1,870	13	11	1,133	10	10	310	9	10
Flixotide/Flovent		659	638	5	3	298	16	14	173	(8)	(8)	188	2	–
Serevent		291	330	(10)	(12)	86	(16)	(17)	140	(13)	(13)	65	5	(2)
Flixonase/Flonase		311	656	(52)	(53)	184	(63)	(64)	51	(15)	(15)	76	(14)	(16)

Central Nervous System	17	3,642	3,219	15	13	2,588	28	26	595	(15)	(15)	459	2	(1)
Seroxat/Paxil		620	615	4	1	175	35	32	149	(20)	(20)	296	5	–
Paxil IR		448	488	(5)	(8)	19	11	6	149	(20)	(20)	280	4	(1)
Paxil CR		172	127	37	35	156	38	36	–	–	–	16	25	33
Wellbutrin		900	739	24	22	882	24	22	2	–	–	16	7	14
Wellbutrin IR, SR		102	92	12	11	89	14	11	2	–	–	11	–	10
Wellbutrin XL		798	647	25	23	793	25	23	–	–	–	5	25	25
Imigran/Imitrex		711	697	3	2	551	11	9	118	(18)	(18)	42	(12)	(14)
Lamictal		996	849	19	17	765	37	35	175	(22)	(23)	56	2	2
Requip		268	156	74	72	176	> 100	> 100	81	21	19	11	25	38

Anti-virals	14	2,827	2,598	10	9	1,354	7	5	855	11	11	618	16	14
HIV		1,515	1,554	(1)	(3)	700	(7)	(9)	621	3	2	194	8	7
Combivir		528	583	(9)	(9)	238	(14)	(16)	217	(4)	(4)	73	–	–
Trizivir		268	303	(11)	(12)	141	(13)	(15)	113	(7)	(8)	14	(7)	–
Epivir		202	261	(21)	(23)	69	(25)	(26)	90	(26)	(26)	43	(2)	(7)
Ziagen		117	136	(13)	(14)	48	(11)	(13)	41	(24)	(24)	28	4	4
Agenerase, Lexiva		131	112	18	17	74	7	6	48	40	37	9	14	29
Epzicom/Kivexa		241	118	> 100	> 100	125	49	47	97	> 100	> 100	19	> 100	> 100

Herpes		965	826	19	17	610	30	28	144	4	4	211	3	–
Valtrex		845	695	24	22	600	30	28	109	12	11	136	10	7
Zovirax		120	131	(6)	(8)	10	67	67	35	(15)	(15)	75	(7)	(11)

Zeffix		162	145	12	12	13	8	8	23	10	10	126	13	13
Relenza		91	5	> 100	> 100	–	–	–	62	> 100	> 100	29	> 100	> 100

Metabolic	8	1,875	1,495	27	25	1,277	30	28	252	33	33	346	12	12
Avandia		1,399	1,154	23	21	1,068	26	24	125	13	12	206	13	16
Avandamet		204	175	17	17	86	(22)	(24)	92	> 100	> 100	26	41	53
Avandaryl		42	–	–	–	40	–	–	–	–	–	2	–	–
Bonviva/Boniva		95	18	> 100	> 100	83	> 100	> 100	12	> 100	> 100	–	–	–

Vaccines	8	1,692	1,389	23	22	465	40	38	709	20	20	518	13	13
Hepatitis		479	444	9	8	161	21	18	227	2	2	91	8	10
Infanrix, Pediarix		511	431	29	28	172	20	18	281	40	39	58	12	12
Boostrix		60	29	> 100	> 100	41	> 100	> 100	15	88	88	4	67	33

Cardiovascular and
urogenital	7	1,636	1,331	24	23	1,072	42	40	395	(4)	(5)	169	13	13
Coreg		779	573	38	36	773	38	36	–	–	–	6	20	20
Levitra		43	40	8	8	41	20	17	1	(75)	(75)	1	–	–
Avodart		216	129	69	67	131	> 100	> 100	69	25	25	16	67	78
Arixtra		58	24	> 100	> 100	32	> 100	> 100	23	> 100	> 100	3	> 100	> 100
Fraxiparine		209	211	(1)	(1)	–	–	–	179	–	–	30	(6)	(6)

Anti-bacterials	8	1,369	1,519	(9)	(10)	217	(15)	(17)	628	(12)	(13)	524	(2)	(3)
Augmentin		570	666	(14)	(14)	94	(31)	(32)	268	(15)	(15)	208	–	(1)
Zinnat/Ceftin		164	197	(16)	(17)	12	20	20	82	(27)	(27)	70	(5)	(7)

Oncology & emesis	5	1,069	1,016	7	5	836	12	10	153	(7)	(7)	80	(11)	(12)
Zofran		847	837	3	1	679	8	6	107	(14)	(14)	61	(16)	(18)
Hycamtin		113	99	15	14	72	11	9	34	26	26	7	17	17

Other	6	973	1,040	(5)	(6)	83	19	19	263	(19)	(18)	627	(1)	(3)
Zantac		232	244	(2)	(5)	72	28	24	52	(19)	(19)	108	(7)	(11)

	100	20,078	18,661	9	8	10,353	16	14	5,547	1	–	4,178	6	4

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 168 to 171.

GSK Annual Report 2006
32

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Vaccines
Overall vaccine sales increased 23% to £1.7 billion, with good performances from all regions: US sales rose 40% to £465 million; European sales grew 20% to £709 million and sales in International were up 13% to £518 million. Key contributors were: Infanrix/Pediarix, GSK’s combination vaccines for children, with sales up 29% to £511 million; and sales of hepatitis vaccines, which grew 9% to £479 million, benefiting from a strong US performance of Havrix, following approval last year for broader paediatric use.

Sales of new vaccines also helped drive overall sales growth. Total sales of Rotarix, for rotavirus, Boostrix, for prevention of diphtheria, tetanus and whooping cough, and influenza vaccines, Fluarix/FluLaval, reached £274 million, up 91%. This was the first full year sales of FluLaval following the acquisition of ID Biomedical in late 2005.

Oncology and emesis
Sales of Zofran grew 3% to £847 million, driven by the US market, up 8% to £679 million. Europe and International sales declined 14% and 16% respectively due to generic competition. A generic competitor to Zofran entered the US market in November 2006.

Cardiovascular and urogenital
Sales of Coreg, for heart disease, grew 38% to £779 million. Avodart, for benign prostatic hyperplasia (enlarged prostate), had a very strong year, with sales increasing 69% to £216 million.

Anti-bacterials
Anti-bacterial sales declined 9% reflecting generic competition and a weaker ‘flu season.

Other therapeutic areas
Sales of Zantac fell 2% to £232 million, with declines in Europe and International partially offset by a 28% growth in the USA ..

Regional analysis

Pharmaceutical turnover by geographic region in 2006 on an invoiced basis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

				Growth*
	% of	2006	2005
Region/ major markets	total	£m	£m	CER%	£%

USA	52	10,353	9,106	16	14

Europe	27	5,547	5,537	1	–
France		967	975	–	(1)
UK		788	762	3	3
Italy		665	662	1	–
Germany		595	554	8	7
Spain		577	586	(1)	(2)
Other Europe		1,955	1,998	(2)	(2)

International	21	4,178	4,018	6	4
Asia Pacific		1,377	1,324	4	4
Japan		860	854	8	1
Middle East, Africa		744	746	3	–
Latin America		714	651	10	10
Canada		483	443	4	9

	100	20,078	18,661	9	8

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

The following table gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis.

Pharmaceutical turnover for Europe region in 2006 on a turnover created basis

	2006			2005

	Invoiced	Adjustment	Created	Invoiced	Adjustment	Created
Region/major markets	£m	£m	£m	£m	£m	£m

Europe	5,547	–	5,547	5,537	–	5,537
France	967	(66)	901	975	(47)	928
UK	788	101	889	762	91	853
Italy	665	(25)	640	662	(13)	649
Germany	595	71	666	554	57	611
Spain	577	(14)	563	586	(15)	571
Other Europe	1,955	(67)	1,888	1,998	(73)	1,925

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

GSK Annual Report 2006
33

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Pharmaceutical turnover by geographic region in 2006 on a turnover created basis
Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GSK.

					Growth *
Region/	% of	2006	2005
major markets	total	£m	£m	CER%	£%

USA	52	10,353	9,106	16	14

Europe	27	5,547	5,537	1	–
France		901	928	(2)	(3)
UK		889	853	4	4
Italy		640	649	(1)	(1)
Germany		666	611	10	9
Spain		563	571	(1)	(1)
Other Europe		1,888	1,925	(2)	(2)

International	21	4,178	4,018	6	4
Asia Pacific		1,377	1,324	4	4
Japan		860	854	8	1
Middle East, Africa		744	746	3	–
Latin America		714	651	10	10
Canada		483	443	4	9

	100	20,078	18,661	9	8

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 168 to 171.

USA
A strong sales performance in the USA, up 16% to £10.4 billion, was the main contributor to total pharmaceutical turnover growth of 9% in 2006.

Advair sales grew 13% to £1,870 million. Flovent sales increased by 16%. Flonase, indicated for the treatment of perennial rhinitis, declined 63% following the launch of a generic competitor in Q1 2006.

Sales of Wellbutrin products grew 24% to £882 million reflecting the performance of Wellbutrin XL, a new once-daily product, which grew 25% to £793 million .

Total sales of Paxil were up 35% to £175 million largely due to the rectification of supply issues experienced in 2005 at the Cidra plant in Puerto Rico.

Sales in the anti-virals therapeutic area grew 7% with HIV products down 7% and herpes products up 30%. Competition to older products, Combivir down 14% and Epivir down 25%, was partly offset by the growth of new products Epzicom/Kivexa up 49% and Lexiva up 7%. Valtrex, for herpes, grew 30% to £600m driven by patients switching to suppression therapy.

Sales of the Avandia product group increased by 24% reflecting the re-supply of product following supply disruption at the Cidra plant in Puerto Rico in 2005 and price increases.

Vaccines grew 40% reflecting the good performance of Pediarix and Boostrix, Fluarix and the launch of Flulaval in 2006.

Coreg sales increased 38% to £773 million as it continued to benefit from its wide range of indications in heart disease. Zofran sales increased 8% to £679 million. A generic competitor to Zofran entered the market in November 2006.

Anti-bacterial sales declined 15% as a result of generic competition.

Europe
The discussion of individual market performance in the Europe region is on a turnover created basis.

Sales in Europe contributed 27% of pharmaceutical turnover and grew 1%, to over £5.5 billion, with strong sales from Seretide, Avandia/Avandamet and vaccines offsetting the impact of generic competition to a number of products and continued price cuts resulting from government healthcare reforms.

Markets which recorded good growth included Germany, the UK, Central and South/East Europe whilst growth in France, the Netherlands, Poland, Italy and Spain was adversely impacted by pricing and generics.

Major growth drivers were Seretide, GSK’s largest selling product in Europe, with growth of 10%, Avandia/Avandamet which grew 39%, and the vaccines franchise, up 20%. Sales of anti-virals grew 11% primarily due to government orders of Relenza as a measure in the event of a potential ‘flu pandemic.

Generic competition negatively impacted sales of Seroxat down 20%, Lamictal down 22%, Zofran down 14% and Imigran, down 18%. Sales of anti-bacterials decreased 12% due to a combination of a weaker ‘flu season than in 2005 and generic competition.

International
The International region reported year on year turnover growth of 6%. Strong growth in Japan, up 8% (despite the biennial price reductions), China/Hong Kong, up 7% and Latin America, up 10%, was partly offset by modest sales growth of 4% in Canada and 3% in Australia. The Canadian sales performance reflected generic competition for Imigran and Zofran whilst the Australian business was negatively impacted by Government pricing reforms and generic competition to Lamictal and Paxil.

The performance in Japan was driven by the sales of Paxil, up 15%, Serevent, up 16% and Anti-virals, up 8% and the full year impact of Zyrtec, an allergy product in-licenced from UCB in 2005. These were partially offset by declines in the older products Zantac and Zovirax. Flonase also declined due to a low pollen season.

Across all markets in International, the key products driving growth were Seretide, which grew 9% to record sales of £310 million, the Avandia range of products which grew 17% to £234 million, HIV products which grew 8% and the vaccines franchise, which recorded growth of 13% and achieved sales of £518 million.

GSK Annual Report 2006
34

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Consumer Healthcare sales
An analysis of Consumer Healthcare sales is set out in the following table:

			Growth
	2006	2005
	£m	£m	CER%	£%

OTC medicines	1,496	1,437	5	4
Analgesics	380	362	7	5
Dermatological	165	161	4	2
Gastro-intestinal	252	249	2	1
Respiratory tract	172	154	12	12
Smoking control	353	336	7	5
Natural wellness support	132	133	–	(1)
Oral care	993	943	6	5
Nutritional healthcare	658	619	7	6

	3,147	2,999	6	5

Consumer Healthcare sales grew 6% to £3.1 billion, with sales in International up 10% and Europe up 7%, performing well. Total sales in the USA were flat, with an improved performance in the fourth quarter, with sales up 7%.

OTC medicines
Over-the-counter medicine sales grew 5% to £1.5 billion with Panadol and smoking control performing well.

Oral care
Oral care sales grew 6% to £993 million. Sensodyne grew strongly, up 19% for the year to £257 million. Sales of Aquafresh were down 3% to £283 million.

Nutritional healthcare
Nutritional healthcare products sales grew 7% to £658 million. Lucozade, grew 14% to £301 million, and Horlicks, grew 6% to £156 million. Ribena sales were down 1% to £169 million.

Operating profit

The analysis below of operating profit and subsequent discussion compares the 2006 results with 2005 results.

	2006		2005		Growth

	£m	%	£m	%	CER%	£%

Turnover	23,225	100.0	21,660	100.0	9	7

Cost of sales	(5,010)	(21.6)	(4,764)	(22.0)	6	5
Selling, general and administration	(7,257)	(31.2)	(7,250)	(33.5)	–	–
Research anddevelopment	(3,457)	(14.9)	(3,136)	(14.5)	11	10
Other operating income	307	1.3	364	1.7

Operating profit	7,808	33.6	6,874	31.7	17	14

Cost of sales
Cost of sales declined as a percentage of turnover by 0.4 percentage points. At constant exchange rates the decline was 0.6 percentage points reflecting favourable price and regional mix impact.

Selling, general and administration
Selling, general and administration (SG&A) costs as a percentage of turnover reduced 2.3 percentage points. At constant exchange rates, the decrease was 2.5 percentage points, reflecting flat expenditure compared with prior year on a turnover growth of 9%. SG&A costs were flat due to higher advertising, promotion and selling expenditure offset by lower general and administration expenditure. Advertising, promotion and selling increased 3% and accounted for a 2% increase in total SG&A. General and administration expenditure declined 5% and accounted for a 2% decline in total SG&A, of which one percentage point was due to lower charges related to legal matters and one percentage point was due to lower costs related to programmes to deliver future cost savings.

Research and development
R&D expenditure increased 11% partly as a result of higher charges related to restructuring programmes. Excluding restructuring costs R&D grew 8%, broadly in-line with turnover. Pharmaceuticals R&D expenditure, excluding restructuring costs, represented 16.2% (2005 – 16.2%) of pharmaceutical turnover.

Other operating income
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £307 million in 2006 compared with £364 million in 2005. The decrease is primarily due to lower product and asset disposal profits partially offset by the favourable fair value movement to the Quest collar and Theravance options.

Operating profit
Overall,the operating profit margin increased 1.9 percentage points as operating profit increased 14% in sterling terms to £7,808 million. Operating profit increased 17% at constant exchange rates and the margin increased 2.4 percentage points, reflecting SG&A growth below the rate of turnover growth, partially offset by higher costs related to programmes to deliver future cost savings and lower other operating income.

Gains from asset disposals were £169 million (2005 – £290 million), costs for legal matters were £333 million (2005 – £430 million), the fair value movements on the Quest collar and Theravance options resulted in an income of £29 million (2005 – £19 million) and charges relating to cost-saving programmes were £205 million (2005 – £141 million). The total operating profit impact of these items was a £340 million charge in 2006, compared with a £262 million charge in 2005.

Profit before taxation

The discussion below compares the 2006 results with the 2005 results.

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Disposal of interest in associates
There were no disposals of interests in associates in 2006 and 2005. The Group’s shareholding in Quest as at 31st December 2006 was 18.7% .

GSK Annual Report 2006
35

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Net finance costs
	2006	2005
Finance income	£m	£m

Interest income	285	276
Fair value adjustments and hedges	2	(19)

	287	257

Finance costs

Interest costs	(314)	(427)
Unwinding of discount on liabilities	(36)	(25)
Fair value adjustments and hedges	(2)	1

	(352)	(451)

Finance income increased compared with 2005 predominantly due to increased income on extended credit on receivables and increased interest income due to higher US dollar interest rates. Finance costs reduced due to the refinancing of two expensive bonds in December 2005 and January 2006 as well as lower swap costs resulting from reduced interest rate differentials.

Taxation
	2006	2005
	£m	£m

UK corporation tax	400	172
Overseas taxation	2,310	1,847

Current taxation	2,710	2,019
Deferred taxation	(409)	(103)

Total	2,301	1,916

The charge for taxation on profit amounting to £2,301 million, represents an effective tax rate of 29.5% (2005 – 28.5%) . The Group balance sheet at 31st December 2006 included a tax payable liability of £621 million and a tax recoverable asset of £186 million.

As reported last year, GSK’s largest unresolved tax issues were with the US Internal Revenue Service (IRS) and UK HM Revenue and Customs (HMRC) in respect of transfer prices related to the Glaxo heritage products.

On 11th September 2006, GSK and the IRS agreed to a resolution of their dispute. Under the agreement, GSK has made gross payments to the IRS of approximately $3.3 billion. The final net cash cost to the Group is approximately $3.1 billion, which covers federal, state and local taxes, interest and the benefit of tax relief on the payments made. The settlement resolved all the transfer pricing issues in dispute for the period 1989 – 2000, which were due to go to trial in February 2007, and also covers the subsequent years 2001 – 2005. GSK had previously made provision for the dispute and this settlement did not have any significant impact on the Group’s reported earnings or tax rate for the year.

GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies legislation matters for the years 1994 to date and the parties are now preparing for litigation. HMRC has not formally quantified its claims in respect of these matters but there continues to be a wide difference between the Group and HMRC positions on these matters.

GSK has open issues in Japan and Canada, which were the subject of court proceedings in 2006. In Japan the tax authorities are claiming approximately Yen 39 billion (£169 million) in respect of transactions in 1998. GSK has paid the tax claimed, as required by law, and applied for a refund. A court decision is expected in late March 2007.

A court decision in the Group’s dispute with the Canadian Revenue Authority over the pricing of Zantac in the years 1989 – 1993 is expected in the first half of 2007.

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

Profit for the year
					Growth
	2006		2005
	£m		£m		CER%	£%

Profit after taxation for the year	5,498		4,816		17	14

Profit attributable to shareholders	5,389		4,689		18	15
Earnings per share (pence)	95.5	p	82.6	p	19	16
Earnings per ADS (US$)	$3.53		$3.00
Weighted average number of shares (millions)	5,643		5,674

Diluted earnings per share (pence)	94.5	p	82.0	p
Diluted earnings per ADS (US$)	$3.50		$2.98
Weighted average number of shares (millions)	5,700		5,720

Profit for the year was £5,498 million, an increase of 17% (14% in sterling terms). Profit attributable to minority interests was £109 million and profit attributable to shareholders was £5,389 million, an increase of 18% (15% in sterling terms). Earnings per share increased 19%, reflecting higher profits and also the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. The interest cost of this programme also adversely impacts the Group’s earnings. At actual rates of exchange, earnings per share increased 16%. The unfavourable currency impact on EPS of three percentage points reflects a strengthening of Sterling against other major currencies and compares with a two percentage point unfavourable currency impact on turnover.

Dividend
The Board has declared a fourth interim dividend of 14 pence per share resulting in a dividend for the year of 48 pence, a four pence increase over the dividend of 44 pence per share for 2005. The equivalent interim dividend receivable by ADR holders is 55.1628 cents per ADS based on an exchange rate of £1/$1.9701. The dividend had an ex-dividend date of 14th February 2007, a record date of 16th February 2007 and will be paid on 12th April 2007. The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The 2006 financial statements recognise the dividends paid in 2006, namely the third and fourth interim dividends for 2005 and the first and second interim dividends for 2006, which total £2,598 million (2005: £2,390 million).

GSK Annual Report 2006
36

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

Critical accounting policies

The consolidated ffinancial statements are prepared in accordance with International Financial Reporting Standards, as adopted for use in the European Union, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting policies adopted.

Turnover
Revenue is recognised when title and risk of loss is passed to the customer and reliable estimates can be made of relevant deductions. Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

The Group’s largest business is US pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in the Group’s US pharmaceuticals business.

•	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. Rebates given under Medicare, Part D are included in this category. The Medicare, Part D programme was introduced during 2006 and replaces the Government Medicaid subsidies for some individuals with subsidised coverage provided through private prescription plans. The accrual for these rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates.

•	GSK has arrangements with certain key parties, whereby the party is able to buy products from wholesalers at lower prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates.
•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies.

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience.

•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

		2006		2005		2004

	£m	%	£m	%	£m	%

Gross turnover	13,131	100	11,875	100	10,835	100
Managed care, GPO rebates and Medicare, Part D	912	7	686	6	575	5
Chargebacks	846	6	786	7	732	7
US Government and State programmes	507	4	775	6	734	7
Cash discounts	248	2	227	2	208	2
Customer returns	140	1	155	1	86	1
Prior year adjustments	(69)	–	(34)	–	(51)	(1)
Other items	194	1	174	1	126	1

Total deductions	2,778	21	2,769	23	2,410	22

Net turnover	10,353	79	9,106	77	8,425	78

Rebates given under the US Government Medicaid programme have fallen in 2006 and been replaced with rebates granted under the Medicare, Part D programme. The overall level of rebates has fallen slightly, partly as a result of products with traditionally higher rebate percentages becoming subject to generic competition and being replaced with sales of newer products with lower rebate percentages.

The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business were as follows:

	At 31st	At 31st
	December	December
	2006	2005
	£m	£m

Managed care, GPO rebates and
Medicare, Part D	435	401
Chargebacks	50	56
US Government and State programmes	283	417
Cash discounts	24	27
Customer returns	184	146
Other	69	53

Total	1,045	1,100

GSK Annual Report 2006
37

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2006
continued

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption. On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2006 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

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

Legal and other disputes
GSK provides for anticipated settlement costs where a reasonable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. Provisions for product liability claims on certain products have been made on an ‘incurred but not reported’ basis where sufficient history of claims made and settlements is available. No provisions have been made for other unasserted claims or for claims for which no reasonable estimate of the likely outcome can yet be made. The ultimate liability for pending and unasserted claims may vary from the amounts provided, if any, and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

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

Intangible assets
Where intangible assets are acquired by GlaxoSmithKline from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, up to 20 years. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests. Impairment tests are based on risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the values of these intangible assets to be impaired and this would have an adverse effect on the future results of the Group.

Pensions and other post-employment benefits
The costs of providing pensions and other post-retirement benefits are charged to the income statement in accordance with IAS 19 over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management for use under both IFRS and US GAAP. These assumptions include future earnings and pension increases, discount rates and expected long term rates of return on assets and are disclosed in Note 26 to the financial statements, ‘Pensions and other post-employment benefits’. The expected long term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities. Discount rates are based on appropriate long-term indices, including the iBoxx over 15 year AA index for the UK, and Moody’s Aa index for the USA. Sensitivity analysis is provided in Note 26, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £369 million and an increase in the annual pension cost of approximately £4 million. The selection of different assumptions could affect the future results of the Group.

Product rights and goodwill
In addition to the critical accounting policies outlined above, the accounting policy for product rights and goodwill is deemed to be important in respect of the balance sheet prepared in accordance with US generally accepted accounting principles. Under US GAAP the merger of Glaxo Wellcome and SmithKline Beecham in 2000 was accounted for as an acquisition which gave rise to product rights of £24 billion and goodwill of £16 billion being recognised. Goodwill and those product rights determined to have indefinite lives are not amortised but rather reviewed annually for impairment. These impairment reviews assess business projections prepared as part of the Group’s annual budgeting and planning process to determine whether or not an impairment in value has occurred. The business projections include assumptions about future events. Changes in future events could cause the assumptions in the business projections to change with a consequent adverse effect on the future results of the Group as reported under US GAAP.

GSK Annual Report 2006
38

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial position and resources

Financial position
	2006	2005
	£m	£m

Assets
Non-current assets
Property, plant and equipment	6,930	6,652
Goodwill	758	696
Other intangible assets	3,293	3,383
Investments in associates and joint ventures	295	276
Other investments	441	362
Deferred tax assets	2,123	2,214
Other non-current assets	721	438

Total non-current assets	14,561	14,021

Current assets
Inventories	2,437	2,177
Current tax recoverable	186	416
Trade and other receivables	5,317	5,348
Liquid investments	1,035	1,025
Cash and cash equivalents	2,005	4,209
Assets held for sale	12	2

Total current assets	10,992	13,177

Total assets	25,553	27,198

Liabilities
Current liabilities
Short-term borrowings	(718)	(1,200)
Trade and other payables	(4,871)	(5,147)
Current tax payable	(621)	(2,269)
Short-term provisions	(1,055)	(895)

Total current liabilities	(7,265)	(9,511)

Non-current liabilities
Long-term borrowings	(4,772)	(5,271)
Deferred tax provision	(595)	(569)
Pensions and other post- employment benefits	(2,339)	(3,069)
Other provisions	(528)	(741)
Other non-current liabilities	(406)	(467)

Total non-current liabilities	(8,640)	(10,117)

Total liabilities	(15,905)	(19,628)

Net assets	9,648	7,570

Equity
Share capital	1,498	1,491
Share premium account	858	549
Retained earnings	6,965	5,579
Other reserves	65	(308)

Shareholders’ equity	9,386	7,311
Minority interests	262	259

Total equity	9,648	7,570

Property, plant and equipment
The total cost of the Group’s property, plant and equipment at 31st December 2006 was £13.3 billion, with a net book value of £6.9 billion. Of this, land and buildings represented £2.8 billion, plant and equipment £2.7 billion and assets in construction £1.4 billion. In 2006, GSK invested £1,485 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2006, GSK had capital contractual commitments for future expenditure of some £521 million and 2007 operating lease commitments of £374 million.

GSK’s business is science-based, technology-intensive and highly regulated by governmental authorities. The Group allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility for environment, health and safety’ (page 24) and in Note 43 to the financial statements, ‘Legal proceedings’. GSK believes that its facilities are adequate for its current needs.

Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31st December 2006 was £3,293 million (2005 – £3,383 million). The decrease in 2006 reflects currency movements and amortisation of existing intangibles, partly offset by additions of £444 million. The largest element of the additions relates to the acquisition of CNS, Inc. which added to the GSK portfolio Breathe Right nasal strips and FiberChoice dietary products.

Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2006 of £736 million (2005 – £638 million). The market value at 31st December 2006 was £1,461 million (2005 – £1,487 million). The investments are mainly in equity shares where the holding derives directly from the Group’s business. The largest of these investments is in the associate, Quest Diagnostics Inc., which had a book value at 31st December 2006 of £262 million (2005 – £244 million). The investments include stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.

Trade and other receivables
Trade and other receivables include £80 million (2005 – £180 million) of derivative financial instruments now held at fair value. The remaining increase from 2005 reflects increased sales and higher VAT recoverables partly offset by the impact of weakening overseas currencies on the translation of foreign currency receivables.

Trade and other payables
Trade and other payables include £41 million (2005 – £171 million) of derivative financial instruments now held at fair value. The remaining decrease reflects the impact of weakening overseas currencies on the translation of foreign currency payables.

GSK Annual Report 2006
39

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial position and resources
continued

Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £2,178 million at 31st December 2006 (2005 – £2,205 million) in respect of estimated future liabilities, of which £1,105 million related to legal and other disputes.

Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.

Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19. The net deficit before allowing for deferred taxation was £2,338 million (2005 – £3,069 million). The pension and other post-employment liabilities decreased following improvements in asset values, further special funding contributions to the UK and US pension funds of £346 million (2005 – £366 million) and a strengthening of long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 4.75% to 5.0% .

Net debt
	2006	2005
	£m	£m

Cash, cash equivalents and liquid investments	3,040	5,234
Borrowings – repayable within one year	(718)	(1,200)
Borrowings – repayable after one year	(4,772)	(5,271)

Net debt	(2,450)	(1,237)

Net debt increased by £1,213 million primarily due to the gross payment of $3.3 billion (£1.8 billion) under the transfer pricing dispute settlement with the US Internal Revenue Service (see ‘Taxation’ on page 36) and higher share repurchases partly offset by increased operating profits.

Total equity
A summary of the movements in equity is set out below.

	2006	2005
	£m	£m

Total equity at beginning of year	7,570	5,937
Implementation of accounting for financial instruments under IAS 39	–	(12)

Total equity at beginning of year, as adjusted	7,570	5,925
Total recognised income and expense for the year	5,395	4,576
Dividends to shareholders	(2,598)	(2,390)
Ordinary shares issued	316	252
Ordinary shares purchased and held as Treasury shares	(1,348)	(1,000)
Ordinary shares issued by ESOP Trusts	151	68
Share-based payments	247	265
Changes in minority interest shareholdings–	2	(40)
Minority interests	(87)	(86)

Total equity at end of year	9,648	7,570

At 31st December 2006, total equity had increased from £7,570 million at 31st December 2005 to £9,648 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the year, partially offset by further purchases of Treasury shares.

Share purchases
In 2006, the ESOP Trusts did not make any market purchases of shares in GSK plc (2005 – nil). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted and diminish the dilutive effect of new share issues on shareholders’ equity and earnings.

At 31st December 2006, the ESOP Trusts held 153.5 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,999 million has been deducted from other reserves. The market value of these shares was £2,062 million.

GSK repurchased £1,348 million of shares in 2006, to be held as Treasury shares. The company completed its second £4 billion share repurchase programme in September, and in October commenced a new share buy-back programme totalling £6 billion. This programme is expected to be completed over a three year period including £2 billion in 2007. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31st December 2006, GSK also held 235.5 million shares as Treasury shares, at a cost of £3,147 million, which has been deducted from retained earnings.

Commitments and contingent liabilities
Financial commitments are summarised in Note 37 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 29 to the financial statements, ‘Contingent liabilities’ and Note 30 to the financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits are set out in Note 26 to the financial statements, ‘Pensions and other post-employment benefits’. Amounts for restructuring and integration plans and legal, environmental and other disputes are set out in Note 27 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2006 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	5,351	676	1,505	11	3,159
Interest on loans	2,875	215	344	307	2,009
Finance lease obligations	139	42	63	22	12
Operating lease commitments	374	94	129	74	77
Intangible assets	3,219	558	465	645	1,551
Property, plant & equipment	521	381	140	–	–
Investments	196	192	4	–	–
Business combinations	258	258	–	–	–
Purchase commitments	299	151	128	20	–
Pensions	975	325	650	–	–
Theravance put option agreement	258	258	–	–	–
Other commitments	65	31	25	4	5

Total	14,530	3,181	3,453	1,083	6,813

GSK Annual Report 2006
40

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial position and resources
continued

Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research. In addition the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above within intangible assets represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2006 under licensing and other agreements, including with ChemoCentryx Inc., EPIX Pharmaceuticals Inc. and Genmab A/S.

In 2006, GSK formalised an agreement with the trustees of the UK pension schemes to make additional contributions of up to £325 million per year, in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits on an IAS 19 basis by that point. The table on page 40 shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £200 million. GSK has also committed to eliminate any future deficits that may arise over a rolling five-year period. No other commitments have been made past 31st December 2009.

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	221	74	28	5	114
Other contingent liabilities	37	12	10	4	11

Total	258	86	38	9	125

In the normal course of business GSK has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 27 to the financial statements, ‘Other provisions’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 44 to 47.

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

Cash flow

A summary of the consolidated cash flow statement is set out below:

	2006	2005
	£m	£m

Net cash inflow from operating activities	4,357	5,958
Net cash outflow from investing activities	(1,521)	(1,660)
Net cash outflow from financing activities	(4,792)	(2,914)

Decrease/Increase in cash and bank overdrafts	(1,956)	1,384
Exchange adjustments	(254)	233
Cash and bank overdrafts at beginning of year	3,972	2,355

Cash and bank overdrafts at end of year	1,762	3,972

Cash and bank overdrafts at end of year
comprise:
Cash and cash equivalents	2,005	4,209
Overdrafts	(243)	(237)

	1,762	3,972

The net cash inflow from operating activities after taxation paid was £4,357 million, a decrease of £1,601 million over 2005, arising mainly from the gross taxation payment of $3.3 billion (£1.8 billion) under the transfer pricing dispute settlement (see page 36), partially offset by higher operating profits.

The net cash outflow from investing activities was £1,521 million, a decrease of £139 million which reflected increased capital expenditure and the purchase of businesses including CNS in 2006 for £273 million (purchases of businesses in 2005 were over £1 billion reflecting the purchase of Corixa and ID Biomedical).

Free cash flow was £2,623 million, a decrease of 44% over 2005, principally reflecting the US tax settlement and higher levels of capital expenditure. Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets.

Free cash flow is used by GSK’s management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. GSK’s free cash flow measure is not defined in IFRS. This measure may not be directly comparable with similarly described measures used by other companies. A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure, to free cash flow is shown below.

Reconciliation of free cash flow

	2006	2005
	£m	£m

Net cash inflow from operating activities	4,357	5,958
Purchase of non-current tangible assets	(1,366)	(903)
Purchase of non-current intangible assets	(224)	(278)
Disposal of non-current tangible fixed assets	43	54
Interest paid	(414)	(381)
Interest received	299	290
Dividends received from joint ventures and associated undertaking	15	10
Dividends paid to minority interests	(87)	(86)

Free cash flow	2,623	4,664

GSK Annual Report 2006
41

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial position and resources
continued

Reconciliation of net cash flow to movement in net debt

	2006	2005
	£m	£m

Net debt at beginning of year	(1,237)	(1,984)
(Decrease)/increase in cash and
bank overdrafts	(1,956)	1,384
Cash outflow/(inflow) from liquid investments	55	(550)
Net increase in long-term loans	-	(912)
Net repayment of short-term loans	739	857
Exchange and other movements	(51)	(32)

Net debt at end of year	(2,450)	(1,237)

Investment appraisal
GSK has a formal process for assessing potential investment proposals in order to ensure decisions are aligned with the Group’s overall strategy. This process includes an analysis of the impact of the project on earnings, its return on invested capital and an assessment of the return based on discounted cash flows. The discount rate used to perform financial analysis is decided internally, to allow determination of the extent to which investments cover the Group’s cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £1,590 million (2005 – £1,181 million). Disposals realised £218 million (2005 – £275 million). Cash payments to acquire equity investments of £57 million (2005 – £23 million) were made in the year and sales of equity investments realised £32 million (2005 – £35 million).

Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine outflows including tax and dividends, subject to the risk factors discussed on pages 44 to 47. GSK may from time to time have additional demands for finance, such as for acquisitions. It has access to other sources of liquidity from banks and other financial institutions, in addition to the cash flow from operations, for such needs.

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

Payment performance
At 31st December 2006, the average number of days’ purchases represented by trade and fixed asset creditors of the parent company was nil (2005 – nil) and in respect of the company and its UK subsidiaries in aggregate was 24 days (2005 – 22 days).

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

GSK operates with a high level of interest cover and at low levels of net debt relative to its market capitalisation. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme and short-term investments. The Group also has a European Medium Term Note programme of £10 billion, of which £3.5 billion was in issue at 31st December 2006. In 2004, the Group established a US Shelf Registration of $5 billion; at 31st December 2006 $2.4 billion (£1.2 billion) was in issue.

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

GSK Annual Report 2006
42

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial position and resources
continued

GSK balances the use of borrowings and liquid assets having regard to the cash flow from operating activities, the currencies in which it is earned, the tax cost of intra-Group distributions, the currencies in which business assets are denominated, and the post-tax cost of borrowings compared with the post-tax return on liquid assets.

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

The Group’s long-term borrowings mature at dates between 2007 and 2034. These include a private financing which, although maturing in 2032, may be redeemed by GSK at any time and, in particular, in the event of any accelerating event that would increase the cost of funding for the Group. GSK’s long-term debt rating is AA from Standard and Poor’s and Aa2 from Moody’s Investors’ Services. The agencies’ short-term ratings for paper issued under the Group’s commercial paper programme are A-1+ and P-1 respectively.

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

The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain of these and other borrowings are swapped into other currencies as required for Group purposes.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Based on the composition of net debt at 31st December 2006, a 10% appreciation in Sterling against major currencies would result in a reduction in the Group’s net debt of approximately £210 million. A 10% weakening in Sterling against major currencies would result in an increase in the Group’s net debt of approximately £256 million.

Interest rate risk management
GSK’s policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal debt instruments. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into the originating currency.

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt and financing arrangements at 31st December 2006, and taking into consideration all fixed rate borrowings in place, a one percentage point (100 basis points) decrease in average interest rates would result in an increase in the Group’s annual net interest charge of approximately £5 million.

Equity risk management
Equity investments classified as current assets are available-for-sale and the Group manages disposals to meet overall business requirements as they arise. The Group regularly monitors the value of its equity investments and only enters into hedges selectively with the approval of the Board.

Financial assets and liabilities
An analysis of net debt is given in Note 30 to the financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value and a reconciliation to net debt are given in Note 39 to the financial statements, ‘Financial instruments and related disclosures’, together with a discussion of derivative financial instruments and quantitative disclosures about market risk in accordance with the requirements of IAS 32 and IAS 39.

The Group continues to benefit from strong positive cash flow. Group net debt would have decreased significantly in the year to 31st December 2006, but for the Group’s purchase of its own shares in the market of £1.3 billion, the gross US tax settlement of US$3.3 billion (£1.8 billion) and acquisitions of approximately £0.3 billion.

The financial assets and liabilities at 31st December 2006 are representative of the treasury policies and strategies of GSK, applied consistently during the year. There were no significant changes in such policies throughout the year.

GSK Annual Report 2006
43

Back to Contents

REPORT OF THE DIRECTORS

Business review

Outlook and risk factors

Outlook

Sales growth of existing products and launch of new products are key drivers of GSK’s business performance. The sales growth seen from key products such as Seretide/Advair, the Avandia group of products, Vaccines, Lamictal, Valtrex, Coreg and the high potential products, Requip, Avodart and Boniva is expected to continue in 2007.

Typically, sales of existing products decline dramatically when generic competition is introduced either on patent expiry or earlier if there is a successful challenge to the Group’s patent. In Q4 2006, generic competitors to Wellbutrin XL 300mg tablet (approximately 60% of Wellbutrin sales) and Zofran entered the US market. GSK is engaged in legal proceedings regarding the validity and infringement of the Group’s patents relating to many of its products. These are discussed in ‘Risk factors’ below and in Note 43 to the financial statements, ‘Legal proceedings’.

Five major new pharmaceutical product launches are expected in 2007. These include Tykerb, for breast cancer, Cervarix, for cervical cancer (in Europe), Allermist, for allergic rhinitis, Coreg CR, for heart failure and Trexima, for migraine.

GSK also expects to launch several other important products during the year including: Arixtra, to treat acute coronary syndromes (ACS); Altabax/Altargo, for skin infections, and Entereg, for the management of post-operative ileus.

GSK’s consumer brand portfolio will be strengthened further in 2007, with the launch of 10 products, including alli, a new treatment for weight-loss in the USA. Two more brands, Breathe Right, nasal strips and FiberChoice, dietary fibre supplements, were added to the portfolio, following the acquisition of CNS, Inc. which was completed in December 2006.

Several new products are expected to be filed for approval with the regulatory authorities in 2007, including vaccine opportunities: US filing of Cervarix, for cervical cancer and Rotarix, for rotavirus and the European filing of Synflorix, a vaccine for pneumococcal disease. GSK continues to progress development of vaccines for use before, and in the event of, a ’flu pandemic. In January 2007, GSK submitted its H5N1 vaccine to European regulators for approval for pre-pandemic use.

GSK now has 31 major product opportunities in phase III development or registration, comprising 13 NCEs, 6 new vaccines and 12 product line extensions.

GSK’s published earnings guidance for 2007 is that earnings per share growth is expected to be 8% to 10% in CER terms.

The Group has net debt of £2.5 billion, which is low relative to its market capitalisation, and this positions it to take advantage of any opportunities that might arise to build the business.

There are risks and uncertainties inherent in the business that may affect future performance including R&D projects, anticipated sales growth and expected earnings growth. These are discussed in ‘Risk factors ‘ below.

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

New product candidates may appear promising in development but, after significant investment, fail to reach the market or have only limited commercial success. This, for example, could be as a result of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture, erosion of patent term as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or inability to differentiate the product adequately from those with which it competes.

Risk of unplanned loss of patents
Patent infringement litigation
The Group’s patents, in common with all patents, can be challenged at any time. Efforts by generic manufacturers may involve challenges to the validity of a patent or assertions that their generic product does not infringe the Group’s patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s turnover and margins would be adversely affected. See Note 43 to the financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved.

Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. The US launch of generic products competing with Paxil IR and Wellbutrin had a significant impact on the Group’s overall turnover and earnings.

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

GSK Annual Report 2006
44

Back to Contents

REPORT OF THE DIRECTORS

Business review

Outlook and risk factors
continued

Any loss of patent protection, including abrogation of patent rights or compulsory licensing, is likely to affect adversely the Group’s operating results in those national markets but is not expected to be material to the Group overall. Absence of adequate patent protection could limit the opportunity to look to such markets for future sales growth.

Risk of substantial adverse outcome of litigation and government investigations
See Note 43 to the financial statements, ’Legal proceedings’, for a discussion of proceedings and governmental investigations in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial results. The Group has made material provisions in 2004, 2005 and 2006 related to legal proceedings and investigations which reduced its earnings. The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 43.

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

Anti-trust litigation
In the USA it has become increasingly common that following publicity around government investigations or an adverse outcome in prosecution of patent infringement actions, the defendants and direct and indirect purchasers and other payers initiate anti-trust actions as well. Claims by direct and indirect purchasers and other payers are typically filed as class actions and the relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA. Similarly, anti-trust claims may be brought following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws.

Sales, marketing and regulation
The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and criminal legal proceedings. As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, prior conduct may be called into question. In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against Group companies or individuals.

Risks of competition, price controls and limitations on sales
Third party competition
The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures. The Group had 13 products with over £500 million in annual global sales in 2006.

Among these products is Augmentin IR, with respect to which the Group has generic competition, and Avandia, Valtrex, and Wellbutrin XL, with respect to which the Group’s intellectual property rights in the USA are currently the subject of litigation, and two others – Zofran and the 300 mg tablet version of Wellbutrin XL – with respect to which the Group has had generic competition since the fourth quarter of 2006.

GSK Annual Report 2006
45

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Outlook and risk factors
continued

If these or any of the Group’s other major products were to become subject to a problem such as unplanned loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the adverse impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products are set out on page 23 and legal proceedings involving patent challenges are set out in Note 43 to the financial statements, ‘Legal proceedings’.

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

For example, in the USA, where the Group has its highest margins and most sales for any country, pricing pressures could significantly increase following implementation of the pharmaceutical benefit under Medicare or in the event that other state programmes to control the cost of prescription drugs are adopted. As experience develops under the Medicare programme outpatient pharmaceutical coverage for its beneficiaries that began in 2006, the US government, or the private insurers through which coverage is offered, through their enormous purchasing power under the programme could demand discounts that may implicitly create price controls on prescription drugs. Changes to the enabling legislation could afford the US government a direct role in negotiating prices under the Medicare programme. Additionally a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ programmes, including importation from other countries and bulk purchases of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which is likely to increase with implementation of the Medicare benefit, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA.

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

In addition, in some cases the Group may voluntarily cease marketing a product (for example, the withdrawal of Lotronex in 2000 shortly after its initial launch in the USA) or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may have a major impact on the marketing and sale of the product.

Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or fines or disgorgement remedy could materially and adversely affect the Group’s financial results. The Group’s Cidra, Puerto Rico facility has worked at resolution of FDA observations of deficiencies in manufacturing practices and is subject to a consent decree entered into with the FDA during 2005, as referred to in Note 43 to the financial statements, ‘Legal proceedings’. As a consequence of those discussions, supplies of certain products manufactured at Cidra were curtailed or constricted which had an adverse impact on sales in 2005 and 2006.

Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.

Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesales amounted to approximately 80% of the Group’s US pharmaceutical sales. At 31st December 2006 the Group had trade receivables due from these three wholesalers totalling £1,044 million (31st December 2005 – £1,051 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

GSK Annual Report 2006
46

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Outlook and risk factors
continued

Reliance on information technology
The Group is increasingly dependent on information technology systems, including Internet-based systems, for internal communication as well as communication with customers and suppliers. Any significant disruption of these systems, whether due to computer viruses or other outside incursions, could materially and adversely affect the Group’s operations.

Taxation
The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the UK. Changes in tax laws or in their application with respect to matters such as transfer pricing and the risk of double taxation that relate to the portion of the Group’s earnings taxed at more favourable rates, or a restriction in tax relief allowed on the interest on intra-Group debt, could increase the Group’s effective tax rate and adversely affect its financial results. In 2006 the Group resolved the claims by the US Internal Revenue Service related to Glaxo heritage products. The Group has open issues with the revenue authorities in the UK, Japan and Canada. These matters are discussed in Note 12 to the financial statements, ‘Taxation’.

Disruption from pandemic influenza
In the event of pandemic influenza, the Group could be subject to disruption from a range of factors. National governments may be more willing to abrogate intellectual property rights for medicines that might otherwise be in short supply. In a country afflicted by pandemic ‘flu, there would be a risk that employees and their families will be affected with the consequence that sales and distribution and manufacturing activities could be shut down and supply continuity – for active ingredients and finished goods – affected.

Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that could materially and adversely affect the Group’s operations. See Note 43 to the financial statements, ‘Legal proceedings’, for a discussion of environmental-related proceedings in which the Group is involved.

Global political and economic conditions
The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Business Review, ‘Foreign exchange risk management’ (see page 43). Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially affect the Group’s financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future results of operations.

Accounting standards
New or revised accounting standards, rules and interpretations promulgated from time to time by international or US accounting standard setting boards could result in changes to the recognition of income and expense that may adversely impact the Group’s reported financial results. International and US accounting standards changes in the market valuation of certain financial instruments (such as the equity collar linked to the Group’s investment in Quest Diagnostics, the put and call options linked to the Group’s strategic alliance with Theravance and impairments of equity investments) are reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the income statement in any given period. Also, under international accounting standards, accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the ownership of the inventory at the balance sheet date.

Regulators regularly review the financial statements of listed companies like GSK for compliance with accounting and regulatory requirements.

The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties.

Human resources
The Group has approximately 100,000 employees around the world and is subject to laws and regulations concerning its employees – ranging from discrimination and harassment to personal privacy to labour relations – that vary significantly from jurisdiction to jurisdiction. Failure to continue to recruit and retain the right people and maintain a culture of compliance could have a significant adverse effect on the Group.

GSK Annual Report 2006
47

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2005

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2005 with the results for the year to 31st December 2004. The information has been prepared under IFRS.

All growth rates are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 50.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

In 2005, the US dollar strengthened by over 10% against the pound, rising to $1.72 at the year-end following two years of weakness. Both the Euro and Japanese Yen year-end rates weakened against the pound by just over 3%.

World market – pharmaceuticals

Global pharmaceutical sales increased by 6% in 2005 to £302 billion.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	132.0	44	3
Europe	86.8	29	8
Germany	16.4	5	8
France	15.9	5	9
UK	10.5	3	–
Italy	9.9	3	3
Japan	32.5	11	4
Asia Pacific	20.5	7	13
Latin America	13.7	4	15
Middle East, Africa	9.8	3	17
Canada	7.0	2	14

Total	302.3	100	6

Growth in the US market has slowed to 3%, but it still represents 44% of the global prescription pharmaceutical market compared with 30% a decade ago.

At 30th September 2005, GSK held second position in the world pharmaceutical market with a market share of 6.3%, behind Pfizer with a market share of 8.9% . GSK had eight of the world’s top 60 pharmaceutical products. These were Avandia, Flixonase, Imigran/Imitrex, Lamictal, Seretide/Advair, Seroxat/Paxil, Wellbutrin and Zofran.

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

Pharmaceutical turnover by therapeutic area

GSK’s ability to continue to deliver pharmaceutical turnover growth is primarily due to an exceptionally broad product portfolio of fast-growing, high-value products. Sales of GSK’s largest product, Seretide/Advair, were up 22% to £3.0 billion and continued to gain market share across all regions. Market share by value in the anti-asthma and COPD therapy class was 27% in Europe and 33% in the USA, an increase of 2 percentage points in both cases compared with 2004. Sales of diabetes treatments were also strong, with Avandia/Avandamet up 18% to £1.3 billion. GSK launched Avandia for the treatment of type 2 diabetes in 1999 and a combination product, Avandamet, for blood sugar control in 2002. The product group was expanded further in February 2006 with the launch in the USA of a fixed-dose combination treatment, Avandaryl, which combines Avandia with a sulfonylurea. In 2005, Avandia/Avandamet achieved a market share by value in oral anti-diabetics of 14% in Europe and 35% in the USA, up 3 and 6 percentage points, respectively.

Other fast growing products were Lamictal for epilepsy/bipolar disorder, up 24% (£0.8 billion), Valtrex for herpes, up 21% (£0.7 billion), Coreg for heart disease, up 32% (£0.6 billion) and vaccines, up 15% (£1.4 billion).

In addition, in 2005 there was a rapid uptake of a number of high potential products such as Requip, for restless legs syndrome (sales up 34% to £156 million), Avodart for benign prostatic hyperplasia (sales doubled to £129 million) and Boniva/Bonviva for the treatment of osteoporosis, which was launched in 2005 and captured a 10% share of new prescriptions for oral bisphosphonates in the US market.

Respiratory
GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £4.0 billion, up 15%. Seretide/Advair sales rose 26% to £1.7 billion in the USA. Sales were also strong in both European and International markets, which were up 16% to £1 billion and £0.3 billion, respectively.

Central nervous system (CNS)
CNS sales declined 8% to £3.2 billion. Sales declined in the USA and Europe, with a small gain in International. Total Paxil sales fell 42% to £615 million, due to generic competition and the interruption in supply to Paxil CR during the year. See ‘Product supply’ on page 49. Partially mitigating this decline was the strong performance of Paxil in Japan, up 17% to £197 million.

GSK Annual Report 2006
48

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2005
continued

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

In June 2005, the Group began re-supplying the US and other markets with both Paxil CR and Avandamet. The sales of these products were significantly impacted in 2005 by this interruption in supply. The impact on Avandamet was mitigated by the switching of patients to Avandia. In 2005, the Group also established a provision for the external costs required to rectify the manufacturing issues at the plant. For further details see Risk factors on pages 44 to 47 and Note 43 to the financial statements, ‘Legal proceedings’.

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

GSK Annual Report 2006
49

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2005
continued

Pharmaceutical turnover by therapeutic area 2005

	Total					USA			Europe			International

				Growth			Growth			Growth			Growth
Therapeutic area/	% of	2005	2004			2005			2005			2005
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	27	5,054	4,394	14	15	2,580	17	18	1,660	8	9	814	13	17
Seretide/Advair		3,003	2,441	22	23	1,687	26	27	1,033	16	17	283	16	24
Flixotide/Flovent		638	618	2	3	262	4	4	188	(3)	(1)	188	3	6
Serevent		330	349	(7)	(5)	104	(20)	(19)	160	(3)	(1)	66	12	14
Flixonase/Flonase		656	578	13	13	506	12	12	60	(1)	2	90	27	30

Central Nervous System	17	3,219	3,462	(8)	(7)	2,051	(10)	(10)	704	(7)	(6)	464	2	5
Seroxat/Paxil		615	1,063	(42)	(42)	133	(75)	(74)	187	(26)	(25)	295	–	1
Paxil IR		488	667	(27)	(27)	18	(87)	(87)	187	(26)	(25)	283	(1)	(1)
Paxil CR		127	396	(68)	(68)	115	(70)	(70)	–	–	–	12	40	50
Wellbutrin		739	751	(2)	(2)	723	(2)	(2)	2	42	100	14	(14)	(7)
Wellbutrin IR, SR		92	284	(68)	(68)	80	(70)	(70)	2	42	100	10	(35)	(23)
Wellbutrin XL		647	467	38	39	643	37	38	–	–	–	4	>100	100
Imigran/Imitrex		697	682	1	2	504	2	2	144	1	1	49	(2)	2
Lamictal		849	677	24	25	568	36	37	226	3	4	55	15	22
Requip		156	116	34	34	80	50	51	68	21	21	8	22	14

Anti-virals	14	2,598	2,359	9	10	1,285	10	10	773	6	7	540	12	15
HIV		1,554	1,462	5	6	766	2	3	607	8	9	181	12	15
Combivir		583	570	1	2	283	1	1	227	–	1	73	8	12
Trizivir		303	322	(6)	(6)	166	(7)	(6)	123	(5)	(5)	14	(8)	(7)
Epivir		261	294	(12)	(11)	93	(33)	(33)	122	4	6	46	12	15
Ziagen		136	155	(14)	(12)	55	(26)	(25)	54	(8)	(10)	27	11	23
Retrovir		41	43	(6)	(5)	14	(17)	(18)	16	(6)	–	11	12	10
Agenerase, Lexiva		112	63	77	78	70	50	52	36	>100	>100	6	46	20
Epzicom/Kivexa		118	1	>100	>100	85	–	–	29	>100	>100	4	>100	>100
Herpes		826	718	14	15	476	24	25	139	–	1	211	4	6
Valtrex		695	571	21	22	470	26	27	98	9	9	127	12	13
Zovirax		131	147	(11)	(11)	6	(32)	(45)	41	(16)	(15)	84	(6)	(5)
Zeffix		145	130	9	12	12	11	9	21	(8)	(5)	112	13	15

Anti-bacterials	8	1,519	1,547	(3)	(2)	261	(27)	(27)	718	3	4	540	5	7
Augmentin		666	708	(7)	(6)	139	(38)	(38)	316	5	6	211	11	13
Augmentin IR		552	533	2	4	40	(34)	(32)	305	3	4	207	11	14
Augmentin ES, XR		114	175	(35)	(35)	99	(40)	(40)	11	97	83	4	(19)	(20)
Zinnat/Ceftin		197	205	(6)	(4)	10	2	11	112	(9)	(7)	75	(4)	(1)

Metabolic	8	1,495	1,251	18	20	995	16	17	190	39	43	310	12	17
Avandia		1,154	892	27	29	864	31	32	112	20	23	178	15	22
Avandamet		175	222	(22)	(21)	113	(43)	(43)	45	>100	>100	17	2	13
Bonviva/Boniva		18	–	>100	>100	17	–	–	1	>100	>100	–	–	–

Vaccines	8	1,389	1,194	15	16	338	26	26	592	12	14	459	10	13
Hepatitis		444	405	8	10	137	1	2	224	11	12	83	13	17
Infanrix, Pediarix		431	356	19	21	145	13	12	202	24	25	84	20	27

Oncology and emesis	5	1,016	934	8	9	761	12	12	164	(4)	(4)	91	1	7
Zofran		837	763	9	10	639	12	13	124	(5)	(5)	74	3	9
Hycamtin		99	99	(1)	–	66	2	3	27	(6)	(7)	6	(6)	–

Cardiovascular and urogenital	7	1,331	932	41	43	766	36	36	415	57	59	150	32	39
Coreg		573	432	32	33	568	33	34	–	–	–	5	(30)	(29)
Levitra		40	49	(19)	(18)	35	79	75	4	(78)	(81)	1	(94)	(88)
Avodart		129	64	100	>100	65	90	91	55	>100	>100	9	>100	>100
Arixtra		24	6	>100	>100	15	>100	>100	8	>100	>100	1	>100	>100
Fraxiparine		211	56	>100	>100	–	–	–	179	>100	>100	32	>100	>100
Vesicare		13	–	–	–	13	–	–	–	–	–	–	–	–

Other	6	1,040	1,027	–	1	69	(22)	(22)	321	(2)	(1)	650	3	6
Zantac		244	273	(12)	(11)	58	(19)	(17)	64	(15)	(11)	122	(6)	(7)

	100	18,661	17,100	8	9	9,106	8	8	5,537	8	9	4,018	9	12

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

GSK Annual Report 2006
50

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2005
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

Share of profits/(losses) of joint ventures and associated undertakings
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc

Disposal of interest in associates
There were no disposals of interests in associates in 2005. During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million. A profit of £150 million was recognised. The Group’s shareholding in Quest as at 31st December 2005 was 18.4% .

GSK Annual Report 2006
51

<

Back to Contents

REPORT OF THE DIRECTORS

Business review

Financial review 2005
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
€750 million bonds in 2005.

Taxation

	2005	2004
	£m	£m

UK corporation tax	172	148
Overseas taxation	1,847	1,519

Current taxation	2,019	1,667
Deferred taxation	(103)	90

Total	1,916	1,757

The charge for taxation on profit, amounting to £1,916 million, represents an effective tax rate of 28.5% (2004 – 30.4%) . The tax rate in 2005 of 28.5% benefited from higher tax relief on the actual or potential exercise of share options by employees, arising from the increase in the share price in the year.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK. The Group had significant open issues with the revenue authorities in the USA, UK, Japan and Canada, details of which are set out in Note 12 to the financial statements, ‘Taxation’.

Profit for the year

					Growth
	2005		2004
	£m		£m		CER%	£%

Profit after taxation for the year	4,816		4,022		17	20

Profit attributable to shareholders	4,689		3,908		17	20
Earnings per share (pence)	82.6	p	68.1	p	18	21
Earnings per ADS (US$)	$3.00		$2.49		18	21
Weighted average number of shares (millions)	5,674		5,736

Diluted earnings per share (pence)	82.0	p	68.0	p
Diluted earnings per ADS (US$)	$2.98		$2.49
Weighted average number of shares (millions)	5,720		5,748

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

GSK Annual Report 2006
52

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

GSK Annual Report 2006
53

Back to Content

REPORT OF THE DIRECTORS

Corporate governance
continued

The Board

Sir Christopher Gent (Aged 58)
Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a Non-Executive Director of Ferrari S.p.A., a member of KPMG’s Chairman’s Advisory Group, a member of the Financial Reporting Council, a Senior Adviser at Bain & Co. and a member of the advisory board of Reform.

Dr Jean-Pierre Garnier (Aged 59)
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

Dr Stephanie Burns (Aged 52)
Appointed on 12th February 2007. Non-Executive Director. Dr Burns is Chairman, President and Chief Executive Officer of Dow Corning Corporation. She is also a member of the American Chemical Society and sits on the Executive Committee of the Society of Chemical Industry, America Section, serves on the American Chemistry Council, on the Board of Directors for the Society for Women’s Health Research and on the Board of Trustees of The Conference Board. Dr Burns holds a PhD in organic chemistry from Iowa State University.

Lawrence Culp (Aged 43)
Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 57)
Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 53)
Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Sir Deryck Maughan (Aged 59)
Appointed on 1st June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc and BlackRock Inc. as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Dr Daniel Podolsky (Aged 53)
Appointed on 1st July 2006. Non-Executive Director. Dr Podolsky is Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare System. He is past editor-in-chief of the journal Gastroenterology, Past President of the American Gastroenterological Association and Chairman of the Board and Scientific Co-Founder of the GI Company.

Sir Ian Prosser (Aged 63)
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

Dr Ronaldo Schmitz (Aged 68)
Appointed on 23rd May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc, a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation and a member of the Supervisory Board of SICK AG.

Dr Moncef Slaoui (Aged 47)
Appointed on 17th May 2006. Chairman, Research & Development. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Tom de Swaan (Aged 60)
Appointed on 1st January 2006. Non-Executive Director. Mr de Swaan was a member of the Managing Board and Chief Financial Officer of ABN AMRO until 1st January 2006. He was a Non-Executive Director of the Financial Services Authority. He is a member of the Board of Directors of Zurich Financial Services in Switzerland and a member of the Supervisory Board of Royal DSM and Buhrmann in the Netherlands. He is Chairman of the Board of the Netherlands Opera and a member of the Board of the Royal Concertgebouw Orchestra.

Sir Robert Wilson (Aged 63)
Appointed on 1st November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and The Economist Group and was previously Executive Chairman of Rio Tinto.

Other Directors
Dr Lucy Shapiro, formerly Non-Executive Director, retired from the Board on 17th May 2006. Dr Tachi Yamada, formerly Chairman, Research & Development, retired from the Board on 31st May 2006.

Details of membership of the Board Committees may be found on page 57.

GSK Annual Report 2006
54

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

Rupert Bondy
Senior Vice President and General Counsel
Mr Bondy is responsible for legal matters across the Group, together with environmental, health and safety issues and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

John Clarke
President, Consumer Healthcare
Mr Clarke is responsible for the Consumer Healthcare business which produces oral, over-the-counter and nutritional healthcare products. He joined Beecham in 1976 and was the President of the Futures Group before his current appointment in January 2006.

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

Julian Heslop
Chief Financial Officer
Mr Heslop became Chief Financial Officer on 1st April 2005. As head of the finance function Mr Heslop is responsible for activities such as financial reporting and control, tax and treasury, finance systems, internal audit, insurance and real estate. He joined Glaxo Wellcome as Financial Controller in April 1998.

Duncan Learmouth
Senior Vice President, Corporate Communications and Community Partnerships
Mr Learmouth is responsible for the Group’s investor relations, internal and external communications, its image and partnerships with global communities. He joined Glaxo in 1991 and was Vice President, Global Investor Relations, before appointment to his current position in July 2006.

Bill Louv
Chief Information Officer
Mr Louv succeeded Dr Calhoun as Chief Information Officer on 31st January 2007. He is responsible for information technology, a global function that enables key business processes across all parts of the Group. He joined the company in 1994 and has held a number of increasingly senior roles in IT, including for US Pharmaceuticals and GSK’s R&D functions.

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

Moncef Slaoui
Chairman, Research & Development
Dr Slaoui leads the Group’s complex drug discovery and development activities. He joined the Group in 1988 and was Senior Vice President, Worldwide Business Development until his current appointment in June 2006.

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

Other members
Mr Ziegler retired as head of the Consumer Healthcare business on 31st January 2006. Mrs Younger left the Group in June 2006 and Dr Calhoun retired as Chief Information Officer on 31st January 2007. Mr Ingram continues to act as a special consultant to the Group and attends CET meetings in that capacity.

GSK Annual Report 2006
55

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Governance and policy

The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ on page 54.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Chief Executive Officer (CEO) is responsible for executive management of the Group and is assisted by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under “Corporate Executive Team” (page 55).

The Board comprises three Executive and ten Non-Executive Directors. The Board considers all its Non-Executive Directors to be independent in character and judgement. Dr Schmitz has served on the Board for more than nine years, having been appointed to the Board of Glaxo Wellcome plc on 1st January 1997. During consideration of the Annual Review of Board effectiveness at its meeting in December 2006, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, Dr Schmitz continued to demonstrate the characteristics of independence, such as objectively challenging management and taking part in rigorous debate, while at the same time possessing an outstanding knowledge of the company’s business and affairs, together with his experience gained as Chairman of the Audit Committee. In a long cycle investment business, such as GSK, it was considered to be particularly important to have experienced members on the Board. When Sir Christopher Gent was appointed to the Board as Deputy Chairman, he was determined by the Board to be independent. Upon taking up the chairmanship of the Board on 1st January 2005, in accordance with the Combined Code, he was excluded from the determination of whether at least half the Board are independent Non-Executive Directors. Sir Christopher Gent did not hold a position on a Board Committee where independence was required under the Combined Code. He has however been appointed a member of the Remuneration Committee effective 1st January 2007 following the recent change to the Combined Code.

The Board considers that Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.

At the date of publication and throughout 2006, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors. Dr Shapiro, who left the Board on 17th May 2006 was not considered to be independent due to the remuneration that she received from the Group as a member of the GlaxoSmithKline Scientific Advisory Board.

Sir Christopher Gent succeeded Sir Christopher Hogg on 1st January 2005 and chaired the company throughout 2006. Dr Garnier is the CEO. The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the company’s website.

Sir Ian Prosser was appointed Senior Independent Director (SID) on 1st January 2005 and held this role throughout 2006.

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

The Board appraises and approves major financing, investment and licensing decisions in excess of defined thresholds. In addition, the Board evaluates and monitors the performance of the Group as a whole. This includes:

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

The Board met six times in 2006, with each member attending as follows:

	Number of meetings	Number of
Name	held whilst a Board member	meetings attended

Sir Christopher Gent	6	6
Dr JP Garnier	6	6
Mr J Heslop	6	6
Dr M Slaoui	4	4
Mr L Culp	6	5
Sir Crispin Davis	6	6
Sir Deryck Maughan	6	4
Dr D Podolsky	3	3
Sir Ian Prosser	6	5
Dr R Schmitz	6	6
Mr T de Swaan	6	5
Sir Robert Wilson	6	6
Dr T Yamada	3	3
Dr L Shapiro	3	3

In addition to the six scheduled meetings, the Board also met on a quorate basis on three occasions.

GSK Annual Report 2006
56

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

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

Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 309B(1) of the Companies Act 1985) are in force for the benefit of the Directors and former Directors who held office during 2006.

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

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	M	C	C
Dr Burns	–	–	–	–
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Dr D Podolsky	M	–	–	M
Sir Ian Prosser	M	–	M	M
Dr R Schmitz*	M	M	M	–
Mr T de Swaan*	C	–	–	M
Sir Robert Wilson	M	C	–	–

*	Mr de Swaan succeeded Dr Schmitz as Chairman of the Audit Committee from September 2006.
Key: C = Chairman. M = Member.

The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Governance section of the company’s website.

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal controls, the management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. The Audit Committee Report is on pages 60 to 62.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors, together with the Chairman, in accordance with the Combined Code. It meets at least four times a year and otherwise as necessary. Information on the remuneration of Directors is given in the Remuneration Report on pages 65 to 82.

The Chairman of the company and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of the Non-Executive Directors.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary. The Nominations Committee Report is given on page 62.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation and for the oversight of reputation and the views of external stakeholders. The Committee is also responsible for governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

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

GSK Annual Report 2006
57

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Evaluation of the Board, Board Committees and Directors
The performance evaluation of the Board, its Committees and Directors during 2006 was undertaken by the SID and implemented in collaboration with the Committee Chairmen, with the support of the Company Secretary. The Board considered the review conclusions at its meeting in December 2006 and agreed a number of minor improvements to its procedures and operating methodology.

An external consultant was appointed to assist in the evaluation of the Audit Committee.

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The full-year results are included in the company’s Annual Report and Annual Review, which are published for shareholders. The company’s half-year results are published in a national newspaper shortly after release. The CEO, CFO and President, Pharmaceutical Operations give presentations on the full-year results to institutional investors, analysts and the media.

There are webcast teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. The Annual Report, Annual Review and quarterly results are available on the company’s website.

The Annual General Meeting (AGM) takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. The entire Board was in attendance at the company’s AGM in May 2006. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2007 AGM are set out in the section ‘Annual General Meeting’ (see page 59).

To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector-specific issues, as well as general shareholder preferences. At its meeting in September, the Board received an external review of shareholder opinion.

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

The Chairman of the Remuneration Committee meets annually with major shareholders to discuss executive remuneration policy.

All Non-Executive Directors, including new appointees, are available to meet with major shareholders if requested.

The company’s website provides access to current financial and business information about the Group.

Share buy-back programme
The company has repurchased £7.8 billion of its own shares for cancellation or to be held as Treasury shares, of which £1.3 billion was spent in 2006. In October 2006, a programme totalling £6 billion of share repurchases over three years commenced. It is expected that £2 billion worth of shares will be brought back in the first 12 months. These programmes cover purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the company’s AGM in 2006.

In May 2006, the company was authorised to purchase a maximum of 582 million shares. During 2006, 92.6 million shares, representing 1.7% of the issued share capital, were purchased and held as Treasury shares (see Note 31 to the financial statements, ‘Share capital and share premium account’).

The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Donations to Political Organisations and EU Political Expenditure
At the AGM in May 2001, shareholders first authorised the company to make donations to EU Political Organisations and to incur EU Political Expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. Although the company does not make and does not intend to make such payments or donations to EU political parties, within the normal meaning of that expression, the definition in the legislation of ’EU Political Organisation’ is wide. It may extend to bodies, which the company and its subsidiaries might wish to support including those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. No donations were made to EU Political Organisations during 2006. The Group made donations to non-EU Political Organisations totalling £319,000 during 2006 (£320,000 in 2005).

GSK Annual Report 2006
58

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Donations of £290,000 (£301,000 in 2005) were made in the USA, £27,000 (£19,000 in 2005) in Canada and £2,000 in Australia. The USA is the largest recipient of political donations, and this reflects the US political system, where candidates are sponsored solely by donations from individuals, NGOs, companies and other parties.

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

There is also a GSK Political Action Committee (PAC) in the USA which gives political donations. PAC’s are employee organisations which allow employees to contribute to a fund for political donations. Employees decide upon the recipients of the PAC donations. In 2006, a total of £735,600 (£282,000 in 2005) was donated to political organisations by the GSK PAC.

Annual General Meeting

The AGM will be held at 2.30pm on Wednesday, 23rd May 2007 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:

•	Receiving and adopting GlaxoSmithKline's 2006 Annual Report

•	Approving the 2006 Remuneration Report
The Remuneration Report on pages 65 to 82 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 1985 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

•	Retirement, election and re-election of Directors
Dr Podolsky and Dr Burns have been appointed Directors since the 2006 AGM and will offer themselves for election to the Board. Mr Heslop, Sir Deryck Maughan, Dr Schmitz and Sir Robert Wilson will each retire and offer themselves for re-election to the Board under article 93 of the company’s Articles of Association.

•	Re-appointment and remuneration of Auditors
Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.
•	Special business
The company will seek authority to:

	•	make donations to EU Political Organisations and incur EU Political Expenditure

	•	allot Ordinary Shares in the company

	•	give the Directors authority to disapply pre-emption rights when allotting new Shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital.

	•	amend the company’s Articles of Association to enable electronic communication with shareholders, in accordance with the new Companies Act 2006.

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GSK is as follows.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee, which receives reports from those individuals identified in the Committee’s Report on pages 60 to 62. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly during the year.

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

GSK Annual Report 2006
59

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

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

Compliance functions
In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance functions (for example: Corporate Environment, Health & Safety, Global Quality Assurance and Worldwide Regulatory Compliance) assist in the dissemination, implementation and audit of these standards.

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

Areas of potentially significant risk
For details of risks affecting the Group, see ‘Risk factors’ on pages 44 to 47 and Note 43 to the financial statements, ‘Legal proceedings’.

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

GSK Annual Report 2006
60

<

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

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

Dr Schmitz was the Chairman of the Committee from April 2001 until September 2006. Prior to his appointment as a Non-Executive Director of the company, he was a Non-Executive Director of Glaxo Wellcome plc, where he served on the Audit Committee. Dr Schmitz has also been a member of the Executive Board of Directors of Deutsche Bank AG. He retired from that Board in 2000 having been in charge of investment banking. Dr Schmitz was formerly a member of the Executive Board of Directors of BASF from 1980 to 1990, including CFO from 1985 to 1990. He holds an MBA from Insead.

Mr de Swaan joined the Board and the Committee with effect from 1st January 2006. He succeeded Dr Schmitz as Chairman of the Committee with effect from September 2006. When appointing Mr de Swaan to the Committee, the Board determined that he had recent and relevant financial experience, in accordance with the Combined Code. In coming to this conclusion, the Board paid particular attention to Mr de Swaan’s role as Chief Financial Officer of ABN AMRO, from which he retired on 31st December 2005. The Board also considers Mr de Swaan to be an Audit Committee Financial Expert as defined by Sarbanes-Oxley.

Sir Deryck Maughan is a Managing Director of Kohlberg Kravis Roberts & Co (KKR) and Chairman of KKR Asia. He was Chairman and CEO of Citigroup International and Vice Chairman of Citigroup Inc. Prior to the creation of Citigroup, he was Chairman and Co-Chief Executive Officer of Salomon Smith Barney. He was also Chairman and Chief Executive Officer of Salomon Brothers Inc.

Sir Ian Prosser was CFO and later CEO of Bass plc and is a member of the Institute of Chartered Accountants in England and Wales.

Sir Robert Wilson began his professional career as an economist. He is Chairman of BG Group plc. He held senior management positions at Rio Tinto plc culminating in his appointment as Executive Chairman, from which he retired in 2003.

Dr Daniel Podolsky was appointed to the Committee with effect from 1st January 2007. He is a world-renowned researcher who has advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders. His background will enable him to bring scientific expertise to the Committee’s deliberations.

The Committee is supported by the Company Secretary, who attends the Committee’s meetings, and it has available to it financial resources to take independent professional advice when considered necessary. Meetings of the Committee are attended by the Chairman, CEO, CFO, General Counsel, Head of Global Internal Audit (GIA), Corporate Compliance Officer and the external auditors.

In 2006, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

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

The Audit Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2006, the Committee met both collectively and separately with the external auditors and the Head of GIA, without members of management being present.

The Committee has primary responsibility for making a recommendation to shareholders on the appointment, reappointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.

GSK Annual Report 2006
61

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

In making its assessment, the Committee considers papers which detail the relevant regulatory requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements. Where the external auditors provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Audit Committee for such services. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget. The external auditors and management report regularly to the Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed. The Committee may also pre-approve additional services on a case-by-case basis. Expenditure on audit and non-audit services is set out in Note 7 to the financial statements ‘Operating profit’.

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

The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2006.

The Committee met in full session five times in 2006 and five times on a quorate basis. Each full session was attended by all members except Mr de Swaan and Sir Deryck Maughan who were each unable to attend one meeting.

Nominations Committee Report
The Nominations Committee’s terms of reference include responsibility for proposing the appointment of Board and Committee members. During 2006, the Committee made recommendations to the Board on the appointment of Dr Podolsky as a Non-Executive Director and Scientific/Medical expert.

In February 2006, the Committee recommended to the Board that Dr Moncef Slaoui, would succeed Dr Yamada as Chairman, Research & Development, on his retirement from the company on 31st May 2006.

In February 2007, the Committee with the Board’s approval, appointed Dr Stephanie Burns as a Non-Executive Director.

When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. During 2006, particular focus was placed upon recruiting a Non-Executive with scientific and medical expertise. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees are provided to the Committee and candidates are short-listed for interview after considering their relevant qualifications.

A customised induction process is conducted for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. This process includes meeting members of the CET and other senior executives and visiting particular operational facilities of the Group.

The Committee continued to keep under review the succession planning for senior executive positions, including that of the CEO. During 2006, the Committee agreed the process for selecting Dr Garnier’s successor as CEO of GSK.

When appointing new Executive Directors, and CET members, the Committee considers the skills, knowledge and experience required for the particular executive position. The Committee will consider potential external and internal candidates before recommending to the Board to approve the new appointment. All new Directors offer themselves for election at the company’s next AGM. Their appointments are announced publicly.

The Committee recommended the appointment of Dr Podolsky to the Corporate Responsibility Committee with effect from June 2006 and then to the Audit Committee with effect from 1st January 2007. The Committee also recommended the appointment of Sir Christopher Gent to the Remuneration Committee with effect from 1st January 2007.

The Committee met four times during 2006 in full session. All members were present at the full meetings.

Remuneration Report
The Remuneration Report can be found on pages 65 to 82.

Corporate Responsibility Committee Report
During the year the Corporate Responsibility Committee reviewed GSK’s activity in a number of responsibility areas including access to medicines, community partnerships, reputation management, caring for the environment, ethical conduct, Direct To Consumer (DTC) advertising and GSK’s commercial practices codes.

Membership of the Committee changed during the year. Following Dr. Shapiro’s retirement from the Board in May 2006, Tom de Swaan and Dr. Daniel Podolsky joined the Committee.

The Committee met five times during 2006. Each meeting was attended by all Committee members except Sir Ian Prosser who was unable to attend one meeting, and Dr. Shapiro who was unable to attend two meetings.

GSK’s Corporate Responsibility Report can be accessed on www.gsk.com.

The Combined Code

Throughout 2006, the company complied with the Code provisions of the Combined Code, except as follows:

•	B.1.1 – In designing schemes of performance-related remuneration, the Remuneration Committee should follow the provisions in Schedule A to the Code. Item 6 of Schedule A states that, in general, only basic salary should be pensionable. The company’s position is explained in the Remuneration Report on pages 65 to 82.

GSK Annual Report 2006
62

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

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

Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). Sarbanes-Oxley is a wide ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the Securities and Exchange Commission (SEC), GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.

External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2006, the Committee met 14 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit Committee is an audit committee financial expert. For an explanation and details of the basis for the Board’s judgement on this matter, refer to page 61. Additional disclosure requirements arise under Section 302 and Section 404 in respect of disclosure controls and procedures, and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports
Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F

•	based on their knowledge, it contains no material misstatements or omissions

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F
•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, have evaluated the effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

•	they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The CEO and CFO completed these certifications on 2nd March 2007, and they will be filed with the SEC as part of the Group’s Form 20-F.

The Group carried out the evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

GSK Annual Report 2006
63

<

Back to Contents

REPORT OF THE DIRECTORS

Corporate governance
continued

Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under US GAAP.

•	Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

•	Management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2006, and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 85.

GSK Annual Report 2006
64

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

GSK Annual Report 2006
65

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Introduction

The Remuneration Committee (or Committee) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executives.

GSK’s remuneration policy was agreed after an extensive consultation process with shareholders and institutional bodies during the course of 2003 and 2004. The appropriateness of the elements of the policy is kept under review by the Committee.

The Chairman of the Remuneration Committee continues to have regular dialogue with institutional investors regarding GSK’s remuneration policy.

GlaxoSmithKline’s remuneration policy is designed to establish a framework for remuneration that is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with UK shareholder guidelines. As at 31st December 2006, the company was the second largest pharmaceutical company in the world by revenue, with operations on five continents with products sold in over 140 countries and with over 50% of sales being generated in the USA.

Remuneration Committee
Sir Robert Wilson has been Chairman of the Committee since 17th May 2004. Sir Crispin Davis, Mr Culp and Dr Schmitz were members of the Committee throughout 2006. The Board deemed all of the members of the Committee to be independent Non-Executive Directors in accordance with the Combined Code.

Following the change to the Combined Code made by the Financial Reporting Council, with effect from 1st November 2006, Sir Christopher Gent was appointed a member of the Committee with effect from 1st January 2007.

The Committee met four times during 2006 with each member attending as follows:

	Number of meetings	Number of meetings
	held whilst a	attended by
Name	Committee member	Committee member

Sir Robert Wilson	4	4
Mr Larry Culp	4	3
Sir Crispin Davis	4	4
Dr Ronaldo Schmitz	4	4

At these meetings, amongst other items, the Committee considered:

•	the terms of service and remuneration levels for new Executive appointments
•	the competitiveness of the company’s total reward package, including the level of annual and long-term incentive opportunity
•	the effectiveness of the annual bonus plan, particularly for R&D employees
•	the structure and competitiveness of US pension arrangements.

The policy aspects above were discussed by the Chairman and the Chairman of the Committee at their annual meetings with institutional investors. In addition, each year following the AGM, the Committee considers GSK’s remuneration policy in the context of market and best practice.

Two quorate meetings were held during the year to approve the formal grant of share options and performance share awards in accordance with GSK remuneration policy.

With the exception of Mr Bicknell (Company Secretary), no employees of the company were involved in the conduct of Committee meetings. Dr Garnier (CEO) and Mr Phelan (Senior Vice President, Human Resources), were invited to attend part of some meetings of the Committee as required.

Deloitte & Touche LLP (Deloitte) have been appointed by the Committee to provide it with independent advice on executive remuneration.

Deloitte provided other consulting services to GSK during the year, but did not provide advice on executive remuneration matters other than to the Committee.

Towers Perrin provides market data and data analysis to the Committee.

Remuneration policy

Principles
The remuneration policy for GlaxoSmithKline is designed to secure outstanding executive talent, and to provide pay for performance and only for performance, within a transparent and robust governance structure.

The Committee determined that GSK’s remuneration policy would be based on the following key principles:

•	the remuneration structure must support the needs of the business in a very competitive market place
•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders
•	global pharmaceutical companies are the primary pay comparator group
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies
•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration which will be delivered over the medium to long term
•	remuneration would be determined using the projected value method (see ‘Benchmarking’ below)
•	there would be one remuneration structure for Executive Directors and the CET with the same performance conditions applying equally to their long-term incentive awards
•	no ex-gratia payments will be made
•	pay structures would be as simple as is consistent with the business needs.

Overall, the policy is intended to provide median total remuneration for median performance, with the opportunity to earn upper quartile total remuneration for exceptional performance. Poor performance will result in total remuneration significantly below the pay comparator group median.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company’s shareholders.

GSK Annual Report 2006
66

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

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

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market Cap
		31.12.06
Company	Country	£m

Abbott Laboratories	USA	38,144
Amgen	USA	40,656
AstraZeneca	UK	42,036
Bristol-Myers Squibb	USA	26,410
Eli Lilly	USA	30,079
GlaxoSmithKline	UK	77,362
Johnson & Johnson	USA	97,661
Merck	USA	48,294
Novartis	Switzerland	77,066
Pfizer	USA	95,281
Roche Holdings	Switzerland	80,157
Sanofi-Aventis	France	64,166
Schering-Plough	USA	17,882
Takeda Pharmaceutical Company*	Japan	31,182
Wyeth	USA	34,987

* only included for performance comparison

The merger of Aventis and Sanofi-Synthelabo during 2004 reduced the size of the comparator group to 13 companies and GlaxoSmithKline. During the year, the Committee reviewed this group, as part of its continuous appraisal of GSK’s remuneration arrangements and as a result determined that Amgen should be added to the group with effect from 1st January 2007.

Benchmarking
For benchmarking purposes, total remuneration incorporates base salary, annual bonus and long-term incentives. Notwithstanding this, when setting pay, the Committee also has due regard to the Executives’ pension arrangements.

The global pharmaceutical industry is used as the primary pay comparator for Executives, as it is the appropriate marketplace for the company’s most senior executive talent.

In the first instance, pay is benchmarked to publicly available remuneration data for these companies. To provide additional context reference is also made to the Towers Perrin annual global pharmaceutical pay survey for the Pharmaceutical Human Resources Association (PHRA). To ensure that the global pharmaceutical industry benchmark is subject to scrutiny and review, the Committee also regularly considers pay data from other global businesses primarily in the consumer and the manufacturing sectors.

Prior to determining the annual long-term incentive opportunity, the Committee considers a range of payout levels that may be achieved based on different assumptions, such as share price growth, performance levels etc.

For performance in line with expectations, total remuneration is targeted at the median of the pay comparator group and the long-term incentive opportunity is set in a way which provides for positioning of total remuneration at the median of this group.

Valuation method
The projected value method is used to benchmark total remuneration. This method projects the future value of the remuneration package under different performance scenarios. This method, taken together with an assessment of the pay comparator groups’ incentive policies over several years, moderates the impact of market fluctuations in the short term and strengthens the focus on performance.

Following the independent review in 2003, the Committee made a deliberate and conscious decision to use the projected value method for pay benchmarking purposes as it enables a comparison of packages with different structural characteristics and provides an insight into the value gearing of different equity instruments.

Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and long-term incentive) elements of remuneration changes with performance. The chart below shows the anticipated normal range of the mix between fixed and variable pay at different levels of performance for the CEO and the typical case for the other Executive Directors (ED). In some years, the ranges may be higher or lower, depending on the performance of the company and the individual.

Base salary
Base salaries are set by reference to the median for the relevant market. For Executives, this is the pharmaceutical pay comparator group. Actual salary levels are reviewed annually and are influenced by an Executive’s experience, responsibility and market value. Any changes usually take effect from 1st April.

The table below sets out base salary increases that took effect during the year and those that will take effect in April 2007.

	Base salary from		Percentage	Base salary from
	1st April 2006		increase	1st April 2007

Dr Garnier	$1,730,000		6%	$1,834,000
Mr Heslop*	£400,000		12.5%	£450,000
Dr Slaoui*	$600,000	**	21%	$725,000

*	These base salary increases reflect the Committee’s assessment of performance in their respective roles since appointment.
**	Dr Slaoui was appointed to the Board with effect from 17th May 2006 and succeeded Dr Yamada with effect from 1st June 2006.

GSK Annual Report 2006
67

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and Group achievements against objectives. No bonus is payable if financial performance is less than 96% of the target. The maximum bonus that Executives can earn based solely on corporate performance is approximately two-thirds of the maximum bonus opportunity. The individual performance against objectives can increase or decrease the bonus level by a factor which can range from zero to 1.5. Bonuses are subject to upper limits which, for the Executives other than the CEO, range between 100% and 200% of base salary. The CEO’s maximum bonus opportunity is 200%.

Following the review of the Annual Bonus Plan, the Committee determined that bonus measures linked to the pipeline would be introduced for R&D employees including Dr Slaoui. A robust governance structure has been established to ensure that the bonus payable under the revised arrangements fairly reflects R&D productivity and performance as well as profit targets. The Committee will review the bonus arrangements after the first year of operation.

The aim of the remuneration policy is to deliver annual cash in line with the median of the pay comparator group for on-target business performance.

In the case of the CEO, the bonus targets are set by the Board. In setting the objectives for the CEO, the Board takes into account the strategies that have been developed by the company, and are set out on page 2 of the Annual Report.

For reasons of commercial sensitivity, the specific objectives set against the strategic business drivers as set out on page 2 are kept confidential. Following the end of the financial year, the Board reviews the CEO’s performance generally and against the set objectives, and the Committee then determines the bonus payable. For the other Executives, the CEO makes recommendations to the Committee regarding the performance level achieved against objectives. These recommendations are then considered by the Committee to determine the resultant bonus.

The objectives set for 2006 focused in particular on building the best product pipeline in the industry and delivering commercial and operational excellence.

The Committee took into account the company’s success in achieving these objectives, as well as individual Executives’ performance, when determining the bonus awards for 2006.

Long-term incentives
Executives are eligible for performance share awards and share options. The remuneration policy provides that annual long-term incentive (LTI) awards will normally be made up of a performance share award and a share option award.

The Committee considers that performance shares provide a stronger alignment to shareholder interests, and therefore the remuneration policy places greater emphasis on the use of performance shares. LTI awards are determined such that for on-target performance more than half of the LTI reward should be derived from performance shares.

The annual grant of LTI awards using more than one plan is consistent with the practice of the pay comparator group and other leading UK companies. LTIs for the CET are provided on the same basis as the Executive Directors. The level of the annual LTI opportunity is considered carefully year-on-year by the Committee in the context of market practice and GSK’s policy on market positioning. Following this review in 2006, the Committee determined it appropriate to make adjustments to the LTI awards for a number of Executives in line with the policy.

To align the award cycles more closely with GSK’s financial year and budgeting process, the Committee decided in 2005 to change the annual grant date for LTI awards for all eligible employees from the fourth quarter of each year to the first quarter of each year. No compensation was provided for the change in the award cycle.

Historically, the performance period for awards made in the fourth quarter started on 1st January following the date of award. For LTI awards made in 2006 and thereafter, the performance period starts on 1st January of the year of award (i.e. 1st January 2006 for awards made in February 2006).

Performance share awards and share options are delivered to US resident executives in the form of ADSs. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers, the National Association of Pension Funds and other shareholder representative bodies. Current estimated dilution from existing awards under all GlaxoSmithKline employee share schemes made since the merger is approximately 6.6% of the company’s share capital at 31st December 2006.

a) Performance shares
For the Executives, the level of performance shares vesting is based on the company’s Total Shareholder Return (TSR) relative to the performance comparator group (see page 67) over a three-year measurement period. TSR was chosen as the most appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance and allows comparison between companies operating in different countries.

TSR is measured in Sterling over the performance period and represents the change in the value of a share together with the value of reinvested dividends paid. In order to remove the impact of the varying tax treatments of dividends in different jurisdictions, all dividends are reinvested gross.

The table below sets out the performance share awards made in February 2007, for which full disclosure will be made in the 2007 Remuneration Report.

		Market price on
Executive Director	Performance share award	date of grant

Dr Garnier	240,000 ADSs	$58.00
Mr Heslop	105,000 shares	£14.88
Dr Slaoui	69,000 ADSs	$58.00

If GSK is ranked at the median of the performance comparator group, 35% of the shares will vest. Any ranking below this point will result in no shares vesting. Only if GSK is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee has regard for the company’s underlying financial performance.

GSK Annual Report 2006
68

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

The table below sets out the vesting schedule for the 2007 awards based on a performance comparator group comprising 14 companies excluding GSK.

Percentage of
TSR rank	award vesting*

1	100%
2	100%
3	90%
4	80%
5	70%
6	60%
7	50%
Median	35%
Below median	0%

*	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

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

The Performance Share Plan awards granted in December 2003, with the performance period starting on 1st January 2004 and ending on 31st December 2006 did not vest for the Executives who were in office in 2003 because GSK’s relative TSR performance was below the median and as a result the awards lapsed.

The awards made in 2003 to other senior executives, including Dr Slaoui and Mr Heslop, were dependent in part on TSR performance and in part on EPS performance. Half of these awards vested as GSK’s EPS performance reached the target level for full vesting.

The vesting tables for the performance share awards granted in 2003, 2004 and 2006 are given on page 80.

b) Share options
Share options allow a holder to buy shares at a future date at the share price prevailing at the time of grant. Share options are granted to more than 12,000 managers at GlaxoSmithKline, including the Executives. The vesting of the share options granted to the Executives is linked to the achievement of compound annual EPS growth over the performance period. EPS is measured at constant exchange rates (CER) as it is GSK’s practice to measure performance on a CER basis.

The Committee considers that EPS is the key measure of the performance of the business and is fully reflected through the business measures extended throughout the Group, ensuring organisational alignment.

When setting EPS targets, the Committee considers prior to each grant, the company’s internal projections and analysts’ forecasts for GlaxoSmithKline’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

After extensive and careful consideration, the Committee agreed that the annualised growth in EPS to achieve 100% vesting for the share option awards granted in February 2007 would be RPI + 6%.

The following key principles govern the use of EPS as a performance measure:

•	adjustments will only be considered for major items
•	adjustments will be for the judgement of the Committee
•	the purpose of the adjustments is to ensure that the performance measurement is fair and reasonable to both participants and shareholders
•	any discretion exercised by the Committee will be disclosed to shareholders in the Annual Report.

The Committee will set out the basis of its decision if it considers it appropriate to make any adjustment.

The table below sets out the share option awards made in February 2007, for which full disclosure will be made in the 2007 Remuneration Report.

Executive Director	Share option award	Option price

Dr Garnier	550,000 ADSs	$58.00
Mr Heslop	242,750 shares	£14.88
Dr Slaoui	158,750 ADSs	$58.00

For share option grants in 2007, vesting increases on a straight-line basis for EPS performance between the hurdles set out in the following graph.

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

Performance is measured over periods of three financial years. The performance period starts in the year of award with the base year being the preceding financial year. There is no performance retesting, so if the performance condition is not met after the three-year period the options will lapse.

The Share Options granted in 2003 vested in full.

GSK Annual Report 2006
69

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the executives are likely to retire. Details of individual arrangements for the Executive Directors are set out on page 81. In response to the new pensions regime in the UK, the Committee carefully considered the impact of the change in legislation and decided the following:

•	the company will continue to fulfil its obligations under existing pension arrangements

•	no compensation will be provided if participants are adversely affected by the new pension regime.

The GSK pension policy for executives in the UK is:

•	newly employed executives benefit from a company contribution of 15% of base pay under the defined contribution plan together with the opportunity to receive up to a further 4% in matched contributions

•	legacy final salary plans which provide for two-thirds of final salary at age 60 were grandfathered for existing employees and no new entrants have been allowed

•	for capped employees, benefits in excess of the cap are currently all provided through unfunded arrangements

•	under the legacy final salary plans, actuarial reduction factors apply where a participant leaves employment of his own accord before the age of 60, effectively spreading the value of the pension earned over a longer life expectancy. If employment is terminated by the company (e.g. redundancy) the reduction factors will not apply.

In the USA, GSK operates a US cash balance plan which provides for an annual contribution and interest on the sum accumulated in the cash balance plan but with no contractual promise to provide specific levels of retirement income.

In light of market data, an extensive review of the pension arrangements for US executives was undertaken by the Committee during 2006. This review took account of the cost implications for the company as well as the competitiveness of the current arrangements. The conclusion was that the pension offered by GSK in the USA had fallen significantly behind the market at the senior level.

In view of this and taking account of concerns raised by both institutions and investors in relation to the basis on which contributions were previously determined under the US cash balance plan, the Committee approved the introduction of a new US executive cash balance plan. This change took effect from 1st January 2006 for senior US executives with the exception of the CEO, whose provisions were grandfathered in light of his anticipated retirement in 2008. Under this plan contributions are determined solely by reference to the executive’s base salary. Contribution rates under the plan range from 15% to 38% of base salary. For capped employees in the USA benefits above the cap are provided by an unfunded non-qualified plan.

Share ownership requirements
To align the interests of executives with those of shareholders, executives are required to maintain significant holdings of shares in GlaxoSmithKline. These requirements are an important part of aligning the interests of executives with shareholders. The CEO is required to hold shares to the value of four times base salary. Other Executive Directors are required to build a shareholding to the value of three times base salary. Members of the CET are required to build a shareholding to a value of two times base salary. The other top 700 executives in the Group are required to build a shareholding to the value of one times base salary and are required to confirm this holding which is audited by KPMG on an annual basis.

In order for shares to qualify for these share ownership requirements they must be held personally by the Executive or their spouse (except where the spouse is also employed by GSK and is also subject to these requirements) or minor children or have been earned but deferred under one of the share programmes operated by the company. Unexercised share options are not included in this calculation.

As at 31st December 2006, Dr Garnier’s holding was 497,545 ADSs, Dr Slaoui’s was 114 ADSs and 42,815 ordinary shares and Mr Heslop’s was 28,554 ordinary shares. Dr Garnier’s holding was in excess of the share ownership requirements. Mr Heslop has until December 2008 and Dr Slaoui has until December 2009 to build their holdings to the value of three times base salary.

Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company.
Dr Yamada and Mr Coombe, who retired on 31st May 2006 and 31st March 2005 respectively, both met this requirement.

Other remuneration elements
The Executives participate in various legacy Glaxo Wellcome and SmithKline Beecham all-employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them.

The Sharesave plan and the ShareReward plan are Her Majesty’s Revenue & Customs approved plans open to all UK employees on the same terms. Mr Heslop is a member of the Sharesave plan, into which he contributes £250 a month. This provides him with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.

Mr Heslop also contributes £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.

The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2006 is shown on page 73.

GSK Annual Report 2006
70

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Executive Director terms, conditions and remuneration

Executive Director contracts
The policy set out below provides the framework for contracts for Executive Directors appointed since 2003 and going forward.

Aspect	Policy

Notice period on	12 calendar months
termination by the
employing company
or executive

Termination payment	–	1x annual salary and
1x annual ‘on-target’ bonus [1]
	–	No mitigation required [2]

Benefits	Governed by benefits policy,
including:
	–	healthcare (medical and dental)
	–	personal financial advice
	–	life assurance contributions

Vesting of long-term	Rules of relevant equity incentive
incentives	plan [3]

Pension	Based on existing arrangements and
terms of the relevant pension plan

Non-compete clause	12 months from termination notice date [2]

1	Dr Garnier’s target bonus is 100% of salary, Dr Slaoui’s is 85% of salary and Mr Heslop’s is 75% of salary. When reviewing the level of severance payments, the Committee considered investor and DTI guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination.

2	The imposition of a 12-month non-compete period on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.

In 2003, Dr Garnier agreed to changes to his previous contractual terms without compensation to come broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, in order to honour certain aspects of his ‘old’ contractual terms, there are a number of individual features which were retained.

These include the entitlement to reimbursement of excise tax on change of control related payments and, life insurance benefit funded by the company to age 65.

In relation to LTI awards, these are subject to performance testing, and any options or performance share awards made within 12 months of the termination notice date will lapse. However, on termination by the company (other than for cause), on retirement or on resignation for ‘good reason’ (i.e. resignation due to not being elected or retained as a director of the company or any merged company, or as a result of a change of control provided that such resignation occurs on or within 30 days of the first anniversary of the change in control) options remain exercisable for the full option term.

In addition, Dr Garnier is entitled to receive one year’s worth of pension contributions on termination.

The following table sets out the details of the Executive Directors' service contracts:

Current Directors	Date of contract	Effective date	Expiry date

Dr Garnier	03.03.04	01.01.04	31.05.08
Mr Heslop	16.03.05	01.04.05	31.01.14
Dr Slaoui	16.05.06	01.06.06	01.08.19

Former Directors	Date of contract	Effective date	Expiry date

Dr Yamada*	27.07.04	01.01.04	30.06.07
Mr Coombe	03.03.04	01.01.04	31.03.05

*	Dr Yamada retired from the Board and the company on 31st May 2006.

No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry dates.

Individual pension arrangements
For individual pension arrangements for the Executive Directors refer to page 81.

Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors’ service agreements are terminated by their employing company, the following would apply:

•	in the case of outstanding awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount, and any income and gains, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause, then any deferred amount is not distributed until the end of the minimum three-year deferral period

•	in line with the policy applicable to US senior executives, Dr Garnier and Dr Yamada are entitled to receive continuing medical and dental insurance. Dr Slaoui is a member of the same plan and may become eligible, at a future date, to receive continuing medical and dental cover into retirement

•	following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit is triggered when the new option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger.

Outside appointments for Executive Directors
Any outside appointments must be approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

GSK Annual Report 2006
71

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Non-Executive Director terms, conditions and fees

Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment under which it is agreed that they serve the company as a Non-Executive Director until the conclusion of the Annual General Meeting following the third anniversary of their appointment. In each case this can be extended for a further term of three years by mutual agreement. No Directors serve a term longer than three years without offering themselves for re-election by the shareholders. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity.

The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive	Date of letter
Director	of appointment

Dr S Burns	12.02.07
Mr L Culp	09.06.03
Sir Crispin Davis	09.06.03
Sir Deryck Maughan	26.05.04
Dr D Podolsky	03.07.06
Sir Ian Prosser	19.06.00
Dr R Schmitz	19.06.00
Mr T de Swaan	21.12.05
Sir Robert Wilson	09.06.03

The fee structure for the Non-Executive Directors is as follows:

Per annum

Standard annual cash retainer fee	£60,000

Supplemental fees
Senior Independent Director, the Audit Committee Chairman and Scientific/Medical Experts	£30,000
Chairmen of the Remuneration and Corporate Responsibility Committees	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£5,000 per meeting

Exchange rate
Fees that are paid in US dollars are converted at a rate of £1/US$1.8162, being the exchange rate that applied on 29th July 2004 when the new fee arrangements were approved by the Board.

Non-Executive Directors’ share allocation plan
To enhance the link between Directors and shareholders GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares. At least 25% of the Non-Executive Directors’ total fees, excluding the Chairman, are paid in the form of shares or ADSs and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share account.

The shares or ADSs which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are included within the Directors’ interests tables on page 76. The accumulated balance of these shares or ADSs, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement. Upon retirement, the Non-Executive Directors will receive either the shares or ADSs or a cash amount equal to the value of the shares or ADSs at the date of retirement.

Non-Executive Directors are not entitled to compensation if their appointment is terminated.

Chairman
Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This may be extended for a further term of three years by mutual agreement. In 2006, he received £400,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £100,000 per annum as Chairman. Following a review, the Board agreed to increase his fees with effect from 1st January 2007, to £460,000 per annum plus an allocation of GlaxoSmithKline shares to the value of £115,000 per annum.

TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index of which the company is a constituent and to the performance comparator group from 1st January 2002 to 31st December 2006. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.

Directors and Senior Management remuneration

The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2006, their interests in shares of GlaxoSmithKline plc, their interests in share options and incentive plans and their pension benefits. The members of the CET and the Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

GSK Annual Report 2006
72

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Annual remuneration

					2006					2005

					Total					Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	Deferred	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus*	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000	000

Executive Directors
Dr JP Garnier	a,b,c	$1,700	$633	$3,080	$5,413	$1,582	$641	$2,812	$1,556	$6,591
Dr M Slaoui		$370	$317	$497	$1,184	–	–	–	–	–
Mr J Heslop		£380	£31	£437	£848	£240	£9	£280	–	£529

Non-Executive Directors
Sir Crispin Davis		£70	–	–	£70	£70	–	–	–	£70
Sir Christopher Gent		£500	£1	–	£501	£500	–	–	–	£500
Sir Ian Prosser		£95	–	–	£95	£100	–	–	–	£100
Dr R Schmitz		£90	–	–	£90	£95	–	–	–	£95
Mr T de Swaan		£70	–	–	£70	–	–	–	–	–
Sir Robert Wilson		£90	–	–	£90	£90	–	–	–	£90
Mr L Culp		$136	–	–	$136	$136	–	–	–	$136
Sir Deryck Maughan		$136	–	–	$136	$146	–	–	–	$146
Dr D Podolsky		$100	–	–	$100	–	–	–	–	–

Former Directors
Mr J Coombe	c,d	–	£22	–	£22	£139	£32	–	–	£171
Dr M Barzach	e	£57	–	–	£57	£58	–	–	–	£58
Sir Roger Hurn		–	–	–	–	–	£5	–	–	£5
Sir Peter Job		–	–	–	–	–	£5	–	–	£5
Sir Richard Sykes		–	£1	–	£1	–	£1	–	–	£1
Dr T Yamada	a,b,c	$428	$493	$281	$1,202	$763	$739	$1,110	$698	$3,310
Dr L Shapiro	f	$144	$11	–	$155	$230	–	–	–	$230

Total Remuneration		£2,982	£841	£2,523	£6,346	£2,862	£810	£2,436	£1,238	£7,346

Analysed as:
Executive Directors		£1,499	£545	£2,371	£4,415	£1,109	£361	£1,826	£855	£4,151
Non-Executive Directors		£1,116	£1	–	£1,117	£1,010	–	–	–	£1,010
Former Directors		£367	£295	£152	£814	£743	£449	£610	£383	£2,185

Total Remuneration		£2,982	£841	£2,523	£6,346	£2,862	£810	£2,436	£1,238	£7,346

Remuneration for Directors on the US Payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

a)	Following the merger, and in order to encourage employees to convert their non-savings related options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, for options over GlaxoSmithKline shares or ADSs, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Dr Garnier received $192,639 (2005–$174,472) and Dr Yamada received $60,204 (2005 – $167,405) relating to options exercised (page 78).

b)	Dr Garnier is a Non-Executive Director of United Technologies Corporation, in respect of which in 2006 he received $230,000 in the form of deferred stock units. In 2005, Dr Garnier received $110,000 in the form of deferred stock units and 3,000 stock options with a grant price of $101.05. Dr Yamada is a member of the Advisory Board of Quaker BioVentures, Inc., for which, in the period from 1st January 2006 until his retirement from GlaxoSmithKline on 31st May 2006, he received $5,000 (2005 – $12,000).

c)	In 2001, following the merger, Dr Garnier, Mr Coombe and Dr Yamada were awarded a one-off special deferred bonus as members of the CET. Each was awarded an amount equivalent to his annual salary on 31st December 2001 and this was notionally invested in GlaxoSmithKline shares or ADSs on 15th February 2002 and deferred for three years. The deferred bonus vested on 15th February 2005 and the amounts paid were equivalent to the then value of GlaxoSmithKline shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. Dr Garnier received $1,556,324, and Dr Yamada received $697,663. Mr Coombe waived his deferred bonus of £383,924. The company made a contribution to the pension plan in 2005 of £383,924 to enhance his pension entitlements. This amount is not included in the table above.

d)	Mr Coombe waived his prorated 2005 bonus of £106,870. The company made contributions to the pension plan in 2005 of £106,870 to enhance his pension entitlements. These amounts are not included within fees and salary above.

e)	Dr Barzach received fees of ¤84,244 (2005 – ¤84,244) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

f)	Although Dr Shapiro retired from the Board on 17th May 2006 she continues to be a member of GlaxoSmithKline’s Scientific Advisory Board for which during 2006, she received fees of $85,000 (2005 – $85,000), of which $30,000 (2005 – $30,000) was in the form of ADSs. These are included within fees and salary above.

None of the above Directors received expenses during the year requiring separate disclosure as required by the Regulations.

Dr S Burns joined the Board as a Non-Executive Director on 12th February 2007, therefore no fees were paid to her in 2006.

*	In light of the low take up levels and in response to concerns expressed by institutional investors in relation to the 1 for 10 non-performance related match provided under the Annual Investment Plan (AIP), the Committee decided in 2005 to discontinue the AIP. This was open to approximately 700 senior executives who all participated on the same terms. The last deferral elections under the AIP were made in respect to bonuses earned during 2005. Although the AIP has now closed, GSK will continue to manage the ongoing administration of subsisting awards as required by the AIP rules.

GSK Annual Report 2006
73

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Non-Executive Directors’ remuneration

			2006			2005

	Total	Cash	Shares/ADSs	Total	Cash	Shares/ADSs
Fees	000	000	000	000	000	000

Current Non-Executive Directors
Sir Crispin Davis	£70	–	£70	£70	–	£70
Sir Christopher Gent	£500	£400	£100	£500	£400	£100
Sir Ian Prosser	£95	£48	£47	£100	£50	£50
Dr R Schmitz	£90	£54	£36	£95	£57	£38
Mr T de Swaan	£70	£53	£17	–	–	–
Sir Robert Wilson	£90	£68	£22	£90	£68	£22
Mr L Culp	$136	–	$136	$136	–	$136
Sir Deryck Maughan	$136	–	$136	$146	–	$146
Dr D Podolsky	$100	$50	$50	–	–	–

Former Non-Executive Directors
Dr L Shapiro	$59	$52	$7	$145	$109	$36

Total Remuneration	£1,148	£678	£470	£1,090	£635	£455

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline. Accordingly, it does not include Dr Shapiro’s fees received as a member of GlaxoSmithKline’s Scientific Advisory Board.

From the formation of GSK, the Non-Executive Directors have been required to take at least a part of their total fees in the form of shares allocated to a share account. At least 25% of Non-Executive Directors fees, except those of the Chairman (see page 72 for further details) must be taken under the fee allocation arrangement. Non-Executive Directors can then elect to receive either all or part of the remaining cash payment in the form of further shares or ADSs. The total value of these shares and ADSs as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADSs.

GSK Annual Report 2006
74

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

The table below sets out the accumulated number of shares and ADSs held by each Non-Executive Director in relation to their fees received as Board members as at 31st December 2006, together with the movements in their account over the year.

					Number of shares and ADSs

				Dividends
Non-Executive Directors’ share arrangements	Footnote	At 31.12.05	Elected	reinvested	Paid out	At 31.12.06

Current Non-Executive Directors
Shares
Sir Crispin Davis		12,758	4,839	460	–	18,057
Sir Christopher Gent		10,386	6,952	383	–	17,721
Sir Ian Prosser		16,590	3,295	580	–	20,465
Dr R Schmitz		13,898	2,477	487	–	16,862
Mr T de Swaan		–	1,226	7	–	1,233
Sir Robert Wilson		3,047	1,557	112	–	4,716
ADSs
Mr L Culp		6,227	2,552	200	–	8,979
Sir Deryck Maughan		4,242	2,552	139	–	6,933
Dr D Podolsky		–	942	–	–	942

Former Non-Executive Directors
Shares
Dr L Shapiro	a	1,723	–	40	–	1,763
Sir Roger Hurn	b	10,284	–	–	(10,284)	–
ADSs
Dr L Shapiro	a	3,426	130	73	–	3,629

Dividends are notionally reinvested at the end of the financial year in which payment is made.

The table below sets out the settlement of former Non-Executive Directors’ share arrangements on their leaving the Board:

			Value of	Value of
			awards on	awards on	Payments
		Date of leaving	allocation	leaving	in 2006

Current year
Dr L Shapiro	a,c	17.05.06	$196,673	$259,163	$259,163
Prior years
Sir Roger Hurn	b	05.06.03	–	–	£151,948

a)	Dr Shapiro’s closing balance appears as at 17th May 2006, the date when she left the Board. All share arrangements with Dr Shapiro were settled in September 2006 with a lump sum cash payment.

b)	On leaving the Board, Sir Roger Hurn elected to receive the settlement of his Non-Executive Directors’ share arrangements in 40 quarterly cash payments. In July 2006, Sir Roger agreed to receive the outstanding balance of this plan as a lump sum.

c)	The change in value of awards between allocation and leaving is attributable to dividends re-invested and the change in share price between the dates of award and the dates of leaving.

GSK Annual Report 2006
75

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Directors’ interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

				Shares			ADSs

		23rd February	31st December	1st January	23rd February	31st December	1st January
	Footnote	2007	2006	2006	2007	2006	2006

Executive Directors
Dr JP Garnier	a	–	–	–	251,124	250,528	225,896
Dr M Slaoui	b	39,659	36,955	38,821	156	114	–
Mr J Heslop	c	41,331	28,554	18,885	–	–	–

Non-Executive Directors
Dr S Burns	d	44	–	–	95	–	–
Mr L Culp	e	–	–	–	8,979	8,979	6,227
Sir Crispin Davis	e	23,224	23,224	17,925	–	–	–
Sir Christopher Gent	e	17,721	17,721	10,386	–	–	–
Sir Deryck Maughan	e	–	–	–	6,933	6,933	4,242
Dr D Podolsky	e,f	–	–	–	942	942	–
Sir Ian Prosser	e	21,375	21,375	17,500	–	–	–
Dr R Schmitz	e	22,542	22,542	13,898	–	–	2,840
Mr T de Swaan	e	1,233	1,233	–	–	–	–
Sir Robert Wilson	e	5,844	5,844	4,175	–	–	–

Former Directors
Dr T Yamada	a,g	–	–	–	–	73,912	67,512
Dr L Shapiro	e,g	–	1,763	1,723	–	7,900	7,401

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a)	Includes the equivalent number of ADSs purchased in the GlaxoSmithKline Stock Fund within the 401(k) plan.

b)	In the case of Dr Slaoui, the opening number of shares is shown as at 17th May 2006.

c)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Mr Heslop totalling 1,250 at 31st December 2006 (31st December 2005 – 1,013) and 1,295 shares at 23rd February 2007.

d)	Dr Burns joined the Board on 12th February 2007.

e)	Includes shares and ADSs received as part or all of their fees as described under Non-Executive Directors’ share arrangements on page 72. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2006. These are also included in the Directors’ interests above.

f)	Dr Podolsky joined the Board on 1st July 2006 and did not own any shares in GlaxoSmithKline at that date.

g)	Dr Yamada left the Board on 31st May 2006 and Dr Shapiro left the Board on 17th May 2006. Therefore their closing interests are recorded in the table above at these dates and are not included at 23rd February 2007.

The interests of the above-mentioned Directors at 23rd February 2007 reflect the change between year-end and that date.

Share options

Options – Shares						Granted

	Footnote	At 31.12.05	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.06

Dr M Slaoui	a	170,712	–	–	–	–	–	170,712
Mr J Heslop		365,504	21.02.06	21.02.09 – 20.02.16	£14.68	231,000	54,000	542,504

Options – ADSs						Granted

		At 31.12.05	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.06

Dr JP Garnier		3,765,594	21.02.06	21.02.09 – 20.02.16	$51.02	500,000	68,411	4,197,183
Dr T Yamada	b	1,148,490	–	–	–	–	21,380	1,127,110

a)	Dr Slaoui joined the Board on 17th May 2006. These details cover the period from 17th May 2006 to 31st December 2006 and include the interests of his spouse who is also an employee of GSK.

b)	Dr Yamada retired on 31st May 2006 and as such was excluded from the grant of options on 21st February 2006, as he retired from the company within 12 months of the date of the grant. These details cover the period from 1st January 2006 to 31st May 2006. Dr Yamada’s unvested awards will vest at the end of the relevant performance period, subject to performance.

GSK Annual Report 2006
76

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

For those options outstanding at 31st December 2006, the earliest and latest vesting and lapse dates for those above and below the market price for a GlaxoSmithKline share at the year end are given in the table below.

					Vesting date		Lapse date
	Weighted average
Dr JP Garnier		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$59.46	1,133,448	23.11.01	24.11.02	22.11.08	23.11.09

Below market price at year end:	vested options	$45.18	2,103,735	24.03.00	15.12.06	23.03.07	14.12.13
	unvested options	$47.53	960,000	02.12.07	21.02.09	01.12.14	20.02.16

Total ADS options as at 31st December 2006		$49.57	4,197,183

					Vesting date		Lapse date
	Weighted average
Dr M Slaoui		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	£18.56	15,522	24.11.02	24.11.02	23.11.09	23.11.09
	unvested options	£14.68	73,340	21.02.09	21.02.09	20.02.16	20.02.16

Below market price at year end:	vested options	£11.79	52,800	03.12.05	03.12.05	02.10.12	02.10.12
	unvested options	£11.23	29,050	02.12.07	02.12.07	01.12.14	01.12.14

Total share options as at 31st December 2006		£13.55	170,712

This includes those share options held by Dr Slaoui’s spouse, who is also an employee of GSK.

					Vesting date		Lapse date
	Weighted average
Mr J Heslop		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	£17.04	194,438	31.07.01	28.11.04	30.07.08	27.11.11
	unvested options	£14.68	231,000	21.02.09	21.02.09	21.02.16	21.02.16

Below market price at year end:	vested options	£12.70	54,000	28.10.06	28.10.06	26.10.13	26.10.13
	unvested options	£11.23	63,066	03.12.07	27.10.08	01.12.14	26.10.15

Total share options as at 31st December 2006		£14.93	542,504

					Vesting date		Lapse date
	Weighted average
Dr T Yamada		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year end:	vested options	$60.91	320,519	15.03.02	24.11.02	31.05.08	31.05.08

Below market price at year end:	vested options	$47.02	530,591	13.11.00	03.12.05	12.11.07	31.05.08
	unvested options	$44.15	276,000	01.06.06	01.06.06	31.05.08	01.12.08

Total ADS options as at 31st May 2006		$50.27	1,127,110

The lapse dates for Dr Yamada’s options have been modified to reflect his retirement in 2006.

GSK Annual Report 2006
77

<

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

GSK grants share options to Executive Directors and Senior Managers on an annual basis. The Directors hold these options under the various share option plans referred to in Note 40 to the financial statements, ‘Employee share schemes’. None of the other Directors had an interest in any option over the company’s shares.

The table below sets out, for grants of share options in respect of the last four financial years, the grant year, the performance period, whether or not the options have vested, and the performance targets.

				Performance target

			Annualised growth	Percentage of
Grant	Performance period	Vesting status	in EPS	award vesting

November 2002	01.01.03 - 31.12.05	Vested	RPI + 5%	100%
			RPI + 4%	75%
			RPI + 3%	50%
			< RPI + 3%	0%

December 2003	01.01.04 - 31.12.06	Vested	RPI + 5%	100
			RPI + 4%	75%
			RPI + 3%	50%
			< RPI + 3%	0%

December 2004	01.01.05 - 31.12.07	Not yet vested	RPI + 5%	100%
			RPI + 4%	75%
			RPI + 3%	50%
			< RPI + 3%	0%

February 2006	01.01.06 - 31.12.08	Not yet vested	RPI + 6%	100%
			RPI + 5%	83%
			RPI + 4%	67%
			RPI + 3%	50%
			< RPI + 3%	0%

Following the introduction of International Financial Reporting Standards (IFRS) on 1st January 2005, the Committee considered what EPS measurement basis, either IFRS or UK GAAP, should be used for share awards having performance periods that straddled the IFRS conversion data. The Committee determined that UK GAAP would be used for the 2002 grant (performance period 1st January 2003 to 31st December 2005) as two out of the three years would be reported under UK GAAP, and thereafter IFRS would apply.

					2006	2005

			Grant	Market
Options exercised	Date	Number	price	price	Gain	Gain

Dr JP Garnier	30.10.06	68,411	$28.16	$53.12	$1,707,351	$2,029,561
Mr J Heslop	27.04.06	54,000	£11.79	£15.41	£195,480	£5,665
Dr T Yamada	03.05.06	21,380	$28.16	$56.77	$611,712	$2,083,931

Aggregate gain on options exercised					£1,449,028	£2,265,825

Dr Slaoui did not exercise any options between 17th May 2006 and 31st December 2006.

At the average exchange rate for the year, the above gain made by Dr Garnier amounted to £922,893. An EOI benefit of $192,639 (£104,129) was paid to Dr Garnier on exercise of these options. This benefit has been included in the table on page 73.

On 8th February 2007, Dr Garnier exercised a further 68,411 options with a grant price of $32.09 (market price on date of exercise was $55.81) giving rise to a gain of $1,622,709 (£877,140). Dr Garnier also received $219,531 (£118,665) in respect of the EOI benefit arising on the exercise of these options.

At the average rate for the year, the above gain made by Dr Yamada amounted to £330,655. An EOI benefit of $60,204 (£32,543) was paid to Dr Yamada on the exercise of these options. This benefit has been included in the table on page 73.

The highest and lowest closing prices during the year ended 31st December 2006 for GlaxoSmithKline shares were £15.77 and £13.26, respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year ended 31st December 2006 were $58.38 and $50.15, respectively. The market price for a GlaxoSmithKline share on 31st December 2006 was £13.44 (31st December 2005 – £14.69) and for a GlaxoSmithKline ADS was $52.69 (31st December 2005 – $50.48) . The prices on 23rd February 2007 were £14.50 per GlaxoSmithKline share and $56.92 per GlaxoSmithKline ADS.

GSK Annual Report 2006
78

Back to Contents

REPORT OF THE DIRECTORS

Remuneration Report
continued

Incentive plans

Performance Share Plan (PSP) awards
Dr JP Garnier – ADSs			Market		Vested & deferred			Additional		Number
		Number	price on					ADS by
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.05	2006	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.06	in 2007

01.01.03 – 31.12.05	70,000	–	$37.25	35,000	$51.35	$1,797,247	35,000	–	–	–
01.01.04 – 31.12.06	212,763	–	$44.57	–	–		–	6,629	219,392	–
01.01.05 – 31.12.07	204,881	–	$43.73	–	–		–	6,383	211,264	–
01.01.06 – 31.10.08	–	220,000	$51.02	–	–	–	–	3,186	223,186	–
01.01.07 – 31.12.09	–	–	$58.00	–	–	–	–	–	–	240,000

Dr Garnier held 73,323 deferred PSPs at year-end. The increase in this balance of 36,648 relates to dividends reinvested during the year of 1,648 and a further 35,000 PSPs which vested during the year that Dr Garnier elected to defer. The total value of the awards vesting during 2006 was $1,797,247.
Dr M Slaoui – Shares and ADSs
			Market		Vested & exercised			Additional
		Number	price on					shares by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 17.05.06	2006	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.06	in 2007

01.01.04 – 31.12.06	5,000	–	£12.70	–	–	–	–	–	5,000	–
01.01.05 – 31.12.07	13,559	–	£11.63	–	–	–	–	201	13,760	–
01.01.06 – 31.12.08	28,720	–	£14.68	–	–	–	–	427	29,147	–

			Market		Vested & exercised			Additional
		Number	price on					ADS by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.05	2006	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.06	in 2007

01.01.07 – 31.12.09	–	–	$58.00	–	–	–	–	–	–	70,570

This includes those PSPs held by Dr Slaoui’s spouse, who is also an employee of GSK.
Mr J Heslop – Shares			Market		Vested & exercised			Additional
		Number	price on					shares by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.05	2006	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.06	in 2007

01.01.03 – 31.12.05	5,000	–	£11.79	2,500	£14.65	£36,625	2,500	–	–	–
01.01.04 – 31.12.06	5,000	–	£12.70	–	–	–	–	–	5,000	–
01.01.05 – 31.12.07	15,885	–	£11.63	–	–	–	–	501	16,386	–
01.01.06 – 31.12.08	–	100,000	£14.68	–	–	–	–	1,487	101,487	–
01.01.07 – 31.12.09	–	–	£14.88	–	–	–	–	–	–	105,000

Dr T Yamada – ADSs			Market		Vested & exercised			Additional
		Number	price on					ADS by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.05	2006	grant	Number	price	Gain	Lapsed	reinvested	at 31.05.06*	in 2007

01.01.03 – 31.12.05	20,000	–	$37.25	10,000	$51.35	$513,500	10,000	–	–	–
01.01.04 – 31.12.06	63,829	–	$44.57	–	–	–	–	1,049	64,878	–
01.01.05 – 31.12.07	61,464	–	$43.73	–	–	–	–	1,010	62,474	–

*	Dr Yamada’s unvested awards will vest at the end of the relevant performance period, subject to performance.

At the average exchange rate for the year, the above gains by Dr Garnier and Dr Yamada amounted to £971,485 and £277,567 respectively. The total gain on vesting of PSP awards made by Executive Directors is £1,285,677 (2005 – £1,431,804). The PSP is a medium-term incentive scheme introduced during 2001.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three-year measurement period and is dependent on GSK’s performance during that period as described on pages 68 and 69. The share awards were previously granted annually in November or December prior to the start of the performance period, but since the 2006 grant they are granted in February of the first year of performance period.

The measurement period commences on 1st January ending after three years on 31st December. For awards with a performance period commencing on 1st January 2005 and subsequent awards, dividends are reinvested on the PSPs awarded to members of the CET. Dividends are reinvested in the quarter in which payment is made. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards.

The PSP awards granted in December 2003, with the performance period starting on 1st January 2004 and ending on 31st December 2006 did not vest for the Executives who were in office in 2003 because GSK’s relative TSR performance was below the median and as a result the awards lapsed. The awards made in 2003 to other senior executives, including Dr Slaoui and Mr Heslop, were dependent in part on TSR performance and in part on EPS performance. Half of these awards vested as GSK’s EPS performance reached the target level for full vesting.

GSK Annual Report 2006
79

<

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

The following vesting schedules apply to awards made in 2003, 2004 and 2006.
			Vesting schedule

Award	Performance Period	TSR rank with 14 companies*	Percentage of award vesting**

2003	1st January 2004 to 31st December 2006	1	100%
2004	1st January 2005 to 31st December 2007	2	100%
		3	90%
		4	80%
		5	70%
		6	60%
		7	50%
		Median	35%
		Below median	0%

			Vesting schedule

Award	Performance Period	TSR rank with 13 companies	Percentage of award vesting**

2006	1st January 2006 to 31st December 2008	1	100%
		2	100%
		3	87%
		4	74%
		5	61%
		6	48%
		Median	35%
		Below median	0%

*	The performance comparator group for these awards comprised 14 other companies and GlaxoSmithKline. Both Aventis and Sanofi-Synthelabo were in the comparator group prior to their merger to form Sanofi-Aventis. For the purposes of calculating TSR over the performance period for the awards granted in December 2003, the starting price of the shares of the two individual companies will be compared to the price of the merged company at the end of the performance period, adjusted by the merger ratio. Dividends will be treated as having been reinvested during the performance period.
**	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking.

Share Value Plan awards
Dr M Slaoui – Shares and ADSs			Market		Vested & exercised				Number
		Number	price on						of ADSs
	Unvested	granted	date of		Market			Unvested	granted
Plan year	at 17.05.06	in 2006	grant	Number	price	Gain	Lapsed	at 31.12.06	in 2007

2004	4,660	–	£11.23	–	–	–	–	4,660	–
2006	1,200	–	£14.68	–	–	–	–	1,200	–
2007	–	–	$58.00	–	–	–	–	–	890

In his capacity as SVP, Worldwide Business Development, Dr Slaoui was eligible to participate in the GSK Share Value Plan. Both Dr Slaoui and his wife, as an employee of GSK, received awards under the Share Value Plan. Following the announcement of his appointment to the Board, in February 2006, he ceased to be eligible to receive awards under this plan. The awards are subject to a 3-year vesting period and the vesting is contingent on their continued employment with GSK.

	Vested and	Additional ADS	Vested and
	deferred	by dividends	deferred
	participations	reinvested	participations
Mid-Term Incentive Plan – ADSs	at 31.12.05	in 2006	at 31.12.06

Dr JP Garnier	168,464	5,230	173,694

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted.

Where a final award of ADSs is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts vested in 1999, 2000, 2001, 2002 and 2003. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 76 since they are retained in the MTIP until paid out.

GSK Annual Report 2006
80

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

			Average
Stock Appreciation Rights (SARs) – ADSs	At 31.12.05	At 17.05.06	grant price

Dr L Shapiro	872	872	$57.25

Dr Shapiro did not exercise any SARS in 2006. Her gain on exercise in 2005 was $6,380.

All SARs held by Dr Shapiro had a grant price above the market price of a GlaxoSmithKline ADS at 17th May 2006, the date she retired from the Board of GlaxoSmithKline.

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

The regulations require disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year, and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in the accrued benefit net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

				Personal				Change in
			Change in	contributions				accrued	Transfer value
	Accrued	Accrued	accrued	made to the	Transfer	Transfer	Change	benefit over	of change
	benefit at	benefit at	benefit	scheme during	value at	value	in transfer	year net	in accrued
	31.12.05	31.12.06	over year	the year	31.12.05	at 31.12.06	value*	of inflation	benefit*
	000	000	000	000	000	000	000	000	000

Current Executive Directors
Dr JP Garnier	$1,093	$1,202	$109	–	$13,240	$14,680	$1,440	$87	$1,440

Dr M Slaoui	–	$26	$26	–	–	$131	$131	$26	$131
	€52	€53	€1	–	€493	€538	€45	–	€45

Mr J Heslop	£75	£111	£36	£11	£1,260	£1,930	£659	£34	£415

Former Executive Directors
Dr T Yamada	$168	$169	$1	–	$1,985	$2,110	$125	–	$125

*	These are shown net of contributions made by the individual.

Dr Garnier is a member of the All Employee US Cash Balance Pension Plan, under which GlaxoSmithKline makes annual contributions calculated as a percentage of the employee’s base salary and bonus. GlaxoSmithKline makes annual contributions of 15% of Dr Garnier’s annual salary and bonus, as detailed in his contract. The fund increases at an interest rate set annually in advance based on the 30 year US treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. The plan has no entitlement to a spouse’s pension or to pension increases, other than by reducing the executive’s own initial pension.

The transfer value, or cash sum, of Dr Garnier’s plan has increased by $1,440,430 over the year as a result of further accumulation of interest and contributions paid by the company.

With effect from 1st June 2006, Dr Slaoui became a member of the US Executive Cash Balance Pension Plan, under which GlaxoSmithKline makes annual contributions calculated as a percentage of the executive’s base salary. GlaxoSmithKline makes annual contributions of 38% of Dr Slaoui’s annual salary. The fund increases at an interest rate set annually in advance based on the 30 year US treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. The plan has no entitlement to a spouse’s pension or to pension increases, other than by reducing the executive's own initial pension.

Dr Slaoui was an active participant of the Belgium Fortes Plan until 31st May 2006. This plan is a defined benefit plan with a lump sum payable at Normal Retirement age for the plan which is 60 years of age. The transfer value, or cash sum, of Dr Slaoui’s plan has increased by ¤45,042 over the year as a result of the further accumulation of interest and contributions paid by the company.

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

GSK Annual Report 2006
81

Back to Contents
REPORT OF THE DIRECTORS

Remuneration Report
continued

Mr Heslop’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Mr Heslop’s annual accrued benefit has increased by £36,401 (£34,389 excluding the effects of inflation), and the transfer value less personal contributions has increased by £658,794 over the year. The increase in Mr Heslop’s pensionable salary of £80,000 is the primary reason for the increase in transfer value.

Dr Yamada retired on 31st May 2006, as a member of the All Employee US Cash Balance Pension Plan, under which GlaxoSmithKline makes annual contributions calculated as a percentage of the employee’s base salary and bonus. GlaxoSmithKline made annual contributions of 18% of Dr Yamada’s annual salary and bonus (as detailed in his contract). The fund increases at an interest rate set annually in advance based on the 30 year US treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. The plan has no entitlement to a spouse’s pension or to pension increases, other than by reducing the executive’s own initial pension. Dr Yamada commenced his pension benefit in the form of an annuity on 1st June 2006.

Dr Garnier, Dr Slaoui and Dr Yamada are also members of the US Retirement Savings Plan, a savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to restore US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement. During 2006, contributions of $183,840 (£99,373) were paid into these two schemes by the company in respect of Dr Garnier. In respect of Dr Slaoui, contributions of $20,354 (£11,002) were paid into the scheme. In respect of Dr Yamada, contributions of $62,494 (£33,781) were paid into the scheme.

Directors and Senior Management

For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group (‘the group’). For the purpose, the group is defined as the Directors, members of the CET and the Company Secretary. For the financial year 2006, the total compensation paid to members of the group for the periods during which they served in that capacity was £14,906,027, the aggregate increase in accrued pension benefits, net of inflation, was £290,013 and the aggregate payment to defined contribution schemes was £446,115. During 2006, the group were granted 887,150 share options and 1,060,000 ADS options under the Share Option Scheme, 383,070 shares and 462,000 ADSs under the Performance Share Plan and were awarded 3,160 shares under the Share Value Plan. Members of the group were also awarded 21,339 shares and 38,458 ADSs through the reinvestment of dividends in the Performance Share Plan.

At 23rd February 2007, the group (comprising 25 persons) owned 573,400 shares and 346,738 ADSs, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 6,302,356 shares and 7,720,807 ADSs; 1,104,369 shares and 1,611,659 ADSs awarded under the Performance Share Plan, including those shares and ADSs that are vested and deferred; 222,403 vested and deferred ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan and 21,020 shares and 3,850 ADSs awarded under the Share Value Plan. These holdings were issued under the various executive share option plans described in Note 40 to the financial statements, ‘Employee share schemes’.

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
28th February 2007

GSK Annual Report 2006
82

<

Back to Contents

FINANCIAL STATEMENTS

Financial statements

This section comprises the Directors’ statements of responsibility, the Independent Auditors’ report on the financial statements and the consolidated financial statements consisting of the principal financial statements and supporting notes prepared under IFRS as adopted for use in the European Union.

Directors’ statements of responsibility		84

Independent Auditors’ report		85

Financial statements
Consolidated income statement		86
Consolidated balance sheet		87
Consolidated cash flow statement		88
Consolidated statement of recognised income and expense		89

Notes to the financial statements
1.	Presentation of the financial statements	90
2.	Accounting policies	90
3.	New accounting requirements	94
4.	Exchange rates	94
5.	Segment information	94
6.	Other operating income	98
7.	Operating profit	98
8.	Employee costs	99
9.	Finance income	99
10.	Finance costs	99
11.	Associates and joint ventures	100
12.	Taxation	100
13.	Earnings per share	102
14.	Dividends	102
15.	Property, plant and equipment	103
16.	Goodwill	104
17.	Other intangible assets	105
18.	Investments in associates and joint ventures	106
19.	Other investments	107
20.	Other non-current assets	107
21.	Inventories	108
22.	Trade and other receivables	108
23.	Cash and cash equivalents	108
24.	Assets held for sale	108
25.	Trade and other payables	108
26.	Pensions and other post-employment benefits	109
27.	Other provisions	115
28.	Other non-current liabilities	116
29.	Contingent liabilities	116
30.	Net debt	116
31.	Share capital and share premium account	118
32.	Movements in equity	119
33.	Related party transactions	120
34.	Reconciliation of profit after tax to operating cash flows	121
35.	Reconciliation of net cash flow to movement in net debt	121
36.	Acquisitions and disposals	122
37.	Commitments	126
38.	Post balance sheet events	126
39.	Financial instruments and related disclosures	127
40.	Employee share schemes	134
41.	Reconciliation to US accounting principles	139
42.	Principal Group companies	153
43.	Legal proceedings	156

GSK Annual Report 2006
83

<

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

The financial statements for the year ended 31st December 2006, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 86 to 164 of this report.

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the financial statements, supported by reasonable and prudent judgements and estimates as necessary.

The responsibilities of the auditors in relation to the financial statements are set out in the Independent Auditors’ report (page 85 opposite).

The financial statements for the year ended 31st December 2006 are included in the Annual Report 2006, which is published in hard-copy printed form and made available on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Disclosure of information to auditors

The Directors, in office at the date of this Report, have each confirmed that:

•	so far as they are aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234 ZA of the Companies Act 1985.

Directors’ remuneration

The Remuneration Report on pages 65 to 82 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests. It has been prepared in accordance with the Companies Act 1985 and complies with Section B of the Combined Code on Corporate Governance.

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

The Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ on pages 53 to 63, and has complied with its provisions except as described on page 62.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2006, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
28th February 2007

GSK Annual Report 2006
84

<

Back to Contents

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GlaxoSmithKline plc

We have completed an integrated audit of GlaxoSmithKline’s 2006 consolidated financial statements and of its internal control over financial reporting as of 31st December 2006 and an audit of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of cash flows and, consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of GlaxoSmithKline and its subsidiaries at 31st December 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of GlaxoSmithKline’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits present a reasonable basis for our opinion.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in ‘Management’s annual report on internal control over financial reporting’ on page 64, that the Group maintained effective internal control over financial reporting as of 31st December 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31st December 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London
United Kingdom
28 February 2007

GSK Annual Report 2006
85

<

Back to Contents

FINANCIAL STATEMENTS

Consolidated income statement
for the year ended 31st December 2006

		2006		2005		2004
	Notes	£m		£m		£m

Turnover	5	23,225		21,660		19,986
Cost of sales		(5,010)		(4,764)		(4,360)

Gross profit		18,215		16,896		15,626
Selling, general and administration		(7,257)		(7,250)		(7,201)
Research and development		(3,457)		(3,136)		(2,904)
Other operating income	6	307		364		235

Operating profit	7,8	7,808		6,874		5,756

Finance income	9	287		257		176
Finance costs	10	(352)		(451)		(362)
Share of after tax profits of associates and joint ventures	11	56		52		60
Profit on disposal of interest in associates	36	–		–		149

Profit before taxation		7,799		6,732		5,779

Taxation	12	(2,301)		(1,916)		(1,757)

Profit after taxation for the year		5,498		4,816		4,022

Profit attributable to minority interests		109		127		114
Profit attributable to shareholders		5,389		4,689		3,908

		5,498		4,816		4,022

Basic earnings per share (pence)	13	95.5	p	82.6	p	68.1	p
Diluted earnings per share (pence)	13	94.5	p	82.0	p	68.0	p

GSK Annual Report 2006
86

<

Back to Contents

FINANCIAL STATEMENTS

Consolidated balance sheet
at 31st December 2006

		2006	2005
	Notes	£m	£m

Non-current assets
Property, plant and equipment	15	6,930	6,652
Goodwill	16	758	696
Other intangible assets	17	3,293	3,383
Investments in associates and joint ventures	18	295	276
Other investments	19	441	362
Deferred tax assets	12	2,123	2,214
Other non-current assets	20	721	438

Total non-current assets		14,561	14,021

Current assets
Inventories	21	2,437	2,177
Current tax recoverable	12	186	416
Trade and other receivables	22	5,317	5,348
Liquid investments	30	1,035	1,025
Cash and cash equivalents	23	2,005	4,209
Assets held for sale	24	12	2

Total current assets		10,992	13,177

Total assets		25,553	27,198

Current liabilities
Short-term borrowings	30	(718)	(1,200)
Trade and other payables	25	(4,871)	(5,147)
Current tax payable	12	(621)	(2,269)
Short-term provisions	27	(1,055)	(895)

Total current liabilities		(7,265)	(9,511)

Non-current liabilities
Long-term borrowings	30	(4,772)	(5,271)
Deferred tax provision	12	(595)	(569)
Pensions and other post-employment benefits	26	(2,339)	(3,069)
Other provisions	27	(528)	(741)
Other non-current liabilities	28	(406)	(467)

Total non-current liabilities		(8,640)	(10,117)

Total liabilities		(15,905)	(19,628)

Net assets		9,648	7,570

Equity
Share capital	31	1,498	1,491
Share premium account	31	858	549
Retained earnings	32	6,965	5,579
Other reserves	32	65	(308)

Shareholders’ equity		9,386	7,311

Minority interests		262	259

Total equity		9,648	7,570

Approved by the Board on 28th February 2007

Sir Christopher Gent
Chairman

GSK Annual Report 2006
87

<

Back to Contents

FINANCIAL STATEMENTS

Consolidated cash flow statement
for the year ended 31st December 2006

		2006	2005	2004
	Notes	£m	£m	£m

Cash flow from operating activities
Cash generated from operations	34	8,203	7,665	6,527
Taxation paid		(3,846)	(1,707)	(1,583)

Net cash inflow from operating activities		4,357	5,958	4,944

Cash flow from investing activities
Purchase of property, plant and equipment		(1,366)	(903)	(788)
Proceeds from sale of property, plant and equipment		43	54	53
Proceeds from sale of intangible assets		175	221	–
Purchase of intangible assets		(224)	(278)	(255)
Purchase of equity investments		(57)	(23)	(103)
Proceeds from sale of equity investments		32	35	58
Share transactions with minority shareholders	36	(157)	(36)	–
Purchase of businesses, net of cash acquired	36	(273)	(1,026)	(297)
Disposal of businesses and interest in associates	36	5	(2)	230
Investments in associates and joint ventures	36	(13)	(2)	(2)
Interest received		299	290	173
Dividends from associates and joint ventures		15	10	11

Net cash outflow from investing activities		(1,521)	(1,660)	(920)

Cash flow from financing activities
(Increase)/decrease in liquid investments		(55)	550	(53)
Proceeds from own shares for employee share options		151	68	23
Issue of share capital	31	316	252	42
Share capital purchased for cancellation		–	–	(201)
Purchase of Treasury shares		(1,348)	(999)	(799)
Redemption of preference shares issued by subsidiary		–	–	(489)
Increase in long-term loans		–	982	1,365
Repayment of long-term loans		–	(70)	(15)
Net repayment of short-term loans		(739)	(857)	(407)
Net repayment of obligations under finance leases		(34)	(36)	(22)
Interest paid		(414)	(381)	(350)
Dividends paid to shareholders		(2,598)	(2,390)	(2,475)
Dividends paid to minority interests		(87)	(86)	(73)
Dividends paid on preference shares		–	–	(2)
Other financing cash flows		16	53	49

Net cash outflow from financing activities		(4,792)	(2,914)	(3,407)

(Decrease)/increase in cash and bank overdrafts	35	(1,956)	1,384	617

Exchange adjustments		(254)	233	(93)
Cash and bank overdrafts at beginning of year		3,972	2,355	1,831

Cash and bank overdrafts at end of year		1,762	3,972	2,355

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		2,005	4,209	2,467
Overdrafts		(243)	(237)	(112)

		1,762	3,972	2,355

GSK Annual Report 2006
88

<

Back to Contents

FINANCIAL STATEMENTS

Consolidated statement of recognised income and expense
for the year ended 31st December 2006

	2006	2005	2004
	£m	£m	£m

Exchange movements on overseas net assets	(390)	203	(47)
Tax on exchange movements	(78)	99	(73)
Fair value movements on available-for-sale investments	84	(1)	–
Deferred tax on fair value movements on available-for-sale investments	(15)	(10)	–
Exchange movements on goodwill in reserves	31	9	6
Actuarial gains/(losses) on defined benefit plans	429	(794)	108
Deferred tax on actuarial movements in defined benefit plans	(161)	257	(17)
Fair value movements on cash flow hedges	(5)	(4)	–
Deferred tax on fair value movements on cash flow hedges	2	1	–

Net losses recognised directly in equity	(103)	(240)	(23)
Profit for the year	5,498	4,816	4,022

Total recognised income and expense for the year	5,395	4,576	3,999

Total recognised income and expense for the year attributable to:
Shareholders	5,307	4,423	3,906
Minority interests	88	153	93

	5,395	4,576	3,999

GSK Annual Report 2006
89

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

Compliance with applicable law and IFRS
The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

For GSK, there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

Financial period
These financial statements cover the financial year from 1st January to 31st December 2006, with comparative figures for the financial years from 1st January to 31st December 2005 and, where appropriate, from 1st January to 31st December 2004.

Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in ‘Principal Group companies’, Note 42.

Composition of financial statements
The consolidated financial statements are drawn up in accordance with IFRS and with IFRS accounting presentation. The financial statements comprise:

•	Consolidated income statement
•	Consolidated balance sheet
•	Consolidated cash flow statement
•	Consolidated statement of recognised income and expense
•	Notes to the financial statements.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the notes to the financial statements. In Note 41 a statement of differences, and reconciliations of net income and shareholders’ equity, between IFRS and US GAAP are provided.

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

2 Accounting policies

Information on the application of these accounting policies, including areas of estimation and judgement is given under ‘Critical Accounting Policies’ in ‘Financial Review 2006’ on page 37.

Consolidation
The consolidated financial statements include:

•	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

•	the Group’s share of the results and net assets of associates and joint ventures.

The financial statements of entities consolidated are made up to 31st December.

Entities over which the Group has the power to govern the financial and operating policies are accounted for as subsidiaries. Where the Group has the ability to exercise joint control, the entities are accounted for as joint ventures, and where the Group has the ability to exercise significant influence, they are accounted for as associates.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

Transactions and balances between subsidiaries are eliminated; no profit before tax is taken on sales between subsidiaries or on sales to joint ventures and associates until the products are sold to customers outside the Group. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill arising on the acquisition of interests in subsidiaries, joint ventures and associates, representing the excess of the acquisition cost over the Group’s share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired. Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting.

GSK Annual Report 2006
90

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

Foreign currency translation
Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into local currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

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

Revenue
Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received and when title and risk of loss passes to the customer. Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Turnover also includes co-promotion income where the Group records its share of the revenue but no related cost of sales. Value added tax and other sales taxes are excluded from revenue.

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

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

GSK Annual Report 2006
91

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes. These options and awards are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods. This has been applied on a fully retrospective basis. The Group provides finance to ESOP Trusts to purchase company shares on the open market to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise. If there is deemed to be a permanent impairment in value this is also reflected by a transfer to retained earnings.

Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are not capitalised.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed and, where appropriate, adjusted annually. The normal expected useful lives of the major categories of PP&E are:

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

Other intangible assets
Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge are reviewed annually, and take into account the estimated time it takes to bring the compounds or products to market. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

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

GSK Annual Report 2006
92

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

2 Accounting policies continued

Available-for-sale investments
Liquid investments and other investments are treated as available-for-sale investments and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

In 2004 equity investments are recorded at cost.

Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount, which is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables
Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. Receivables are discounted where the effect is material.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Taxation
Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Discounting
Where the time effect of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income/costs.

Derivative financial instruments and hedging (2006 and 2005)
Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments used by GlaxoSmithKline are foreign currency swaps, interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the balance sheet at cost and then remeasured at subsequent reporting dates to fair value. Derivatives designated as hedging instruments are classified on inception as fair value hedges, cash flow hedges or net investment hedges. Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in equity, to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in equity are recycled to the income statement when the hedged item affects profit or loss.

Hedges of net investments in foreign entities are accounted for in a similar way to cash flow hedges.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Derivative financial instruments and hedging (2004)
IAS 32 and 39 were adopted by the Group on 1st January 2005. In accordance with an exemption permitted under IFRS I, the 2004 information relating to financial instruments remains as reported under UK GAAP and applying the following policies.

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

GSK Annual Report 2006
93

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

3 New accounting requirements

The following IFRS and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although none is expected to have a material impact on the results or financial position of the Group.

IFRS 7 ‘Financial instruments: disclosures’ was issued in August 2005 and is required to be implemented by GSK from 1st January 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments.

Amendment to IAS 1 ‘Capital disclosures’ was issued in August 2005 and is required to be implemented by GSK from 1st January 2007. The amendment requires new disclosures about how an entity manages its capital resources.

IFRS 8 ‘Operating segments’ was issued in November 2006 and is required to be implemented by GSK from 1st January 2009. This standard replaces IAS 14 and aligns the segmental reporting requirements with those of the equivalent US standard. The new standard adopts a ‘management approach’ under which segmental information is to be disclosed on the same basis as that used for internal reporting purposes.

IFRIC 9 ‘Reassessment of embedded derivatives’ was issued in March 2006 and is required to be implemented by GSK from 1st January 2007. This interpretation clarifies that an embedded derivative should be assessed on its inception and only reassessed if there is a change in the terms of the relevant contract.

IFRIC 10 ‘Interim financial reporting and impairment’ was issued in July 2006 and is required to be implemented by GSK from 1st January 2007. Under this interpretation any impairment losses on goodwill and equity investments recognised in a quarterly interim statement may not be reversed in subsequent interim or annual financial statements.

IFRIC 11 ‘IFRS 2 - Group and treasury share transactions’ was issued in November 2006 and is required to be implemented by GSK from 1st January 2008. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity settled or cash settled transactions.

4 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2006	2005	2004

Average rates:
£/US$	1.85	1.82	1.83
£/Euro	1.47	1.46	1.47
£/Yen	215	200	197
Period end rates:
£/US$	1.96	1.72	1.92
£/Euro	1.48	1.46	1.41
£/Yen	233	203	197

5 Segment information

The Group’s primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). The geographical sectors of the USA, Europe and International (other Rest of World markets) reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector on an appropriate basis. There are no sales between business sectors.The Group’s activities are organised on a global basis. The geographical sector figures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements. Turnover is shown by business sector, by location of customer and by location of subsidiary. Other geographic information is given by location of subsidiary. The UK segment information gives turnover by location of customer and location of subsidiary. The UK operating profit, total assets and net assets are also shown. Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £182 million (2005 – £112 million, 2004 – £65 million).

GSK Annual Report 2006
94

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information continued

Turnover by business sector	2006	2005	2004
	£m	£m	£m

Pharmaceuticals	20,078	18,661	17,100
Consumer Healthcare	3,147	2,999	2,886

Turnover	23,225	21,660	19,986

Profit by business sector

Pharmaceuticals	7,125	6,159	5,126
Consumer Healthcare	683	715	630

Operating profit	7,808	6,874	5,756

Finance income	287	257	176
Finance costs	(352)	(451)	(362)
Share of after tax profits of associates and joint ventures:
Pharmaceuticals	56	52	60
Consumer Healthcare	–	–	–
Profit on disposal of interest in associates	–	–	149

Profit before taxation	7,799	6,732	5,779

Taxation	(2,301)	(1,916)	(1,757)

Profit after taxation for the year	5,498	4,816	4,022

Investments in associates and joint ventures by business sector

Pharmaceuticals	295	276
Consumer Healthcare	–	–

Investment in associates and joint ventures	295	276

Property, plant and equipment and other intangible assets by business sector

Additions
Pharmaceuticals	1,795	2,031
Consumer Healthcare	139	164

Total additions	1,934	2,195

Depreciation/amortisation
Pharmaceuticals	(849)	(807)
Consumer Healthcare	(109)	(97)

Total depreciation/amortisation	(958)	(904)

Impairment
Pharmaceuticals	(241)	(92)
Consumer Healthcare	(3)	–

Total impairment	(244)	(92)

Impairment reversal
Pharmaceuticals	61	3
Consumer Healthcare	–	–

Total impairment reversal	61	3

GSK Annual Report 2006
95

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information continued

Total assets by business sector	2006	2005
	£m	£m

Pharmaceuticals	16,936	16,431
Consumer Healthcare	2,768	2,446

Total operating assets	19,704	18,877

Investments in associates and joint ventures	295	276
Liquid investments	1,035	1,025
Derivative financial instruments	193	179
Cash and cash equivalents	2,005	4,209
Current and deferred taxation	2,309	2,630
Tangible assets held for sale	12	2

Total assets	25,553	27,198

Total liabilities by business sector

Pharmaceuticals	(8,148)	(9,099)
Consumer healthcare	(951)	(1,070)

Total operating liabilities	(9,099)	(10,169)

Short-term borrowings	(718)	(1,200)
Long-term borrowings	(4,772)	(5,271)
Derivative financial instruments	(100)	(150)
Current and deferred taxation	(1,216)	(2,838)

Total liabilities	(15,905)	(19,628)

Net assets by business sector

Pharmaceuticals	8,788	7,332
Consumer Healthcare	1,817	1,376

Net operating assets	10,605	8,708
Net debt	(2,450)	(1,237)
Investments in associates and joint ventures	295	276
Derivative financial instruments	93	29
Current and deferred taxation	1,093	(208)
Tangible assets held for sale	12	2

Net assets	9,648	7,570

Turnover by location of customer	2006	2005	2004
	£m	£m	£m

USA	11,102	9,867	9,191
Europe	7,010	6,892	6,395
International	5,113	4,901	4,400

Turnover	23,225	21,660	19,986

Turnover by location of subsidiary undertaking

USA	11,362	10,185	9,511
Europe	14,007	12,303	11,192
International	9,349	8,547	7,787

Turnover including inter-segment turnover	34,718	31,035	28,490

USA	339	308	327
Europe	6,337	4,836	4,304
International	4,817	4,231	3,873

Inter-segment turnover	11,493	9,375	8,504

USA	11,023	9,877	9,184
Europe	7,670	7,467	6,888
International	4,532	4,316	3,914

External turnover	23,225	21,660	19,986

GSK Annual Report 2006
96

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

5 Segment information continued

Property, plant and equipment and other intangible asset additions by location	2006	2005
	£m	£m

USA	637	509
Europe	1,020	742
International	277	944

Total additions	1,934	2,195

Total assets by location

USA	4,830	4,459
Europe	15,166	16,423
International	5,389	5,020
Inter-segment trading balances	(5,681)	(7,025)

Total operating assets	19,704	18,877

Investments in associates and joint ventures	295	276
Liquid investments	1,035	1,025
Derivative financial instruments	193	179
Cash and cash equivalents	2,005	4,209
Current and deferred taxation	2,309	2,630
Tangible assets held for sale	12	2

Total assets	25,553	27,198

Net assets by location

USA	919	446
Europe	11,151	11,628
International	4,216	3,659
Inter-segment trading balances	(5,681)	(7,025)

Net operating assets	10,605	8,708
Net debt	(2,450)	(1,237)
Investments in associates and joint ventures	295	276
Derivative financial instruments	93	29
Current and deferred taxation	1,093	(208)
Tangible assets held for sale	12	2

Net assets	9,648	7,570

UK Segment
For the purposes of US GAAP information is given separately in respect of the UK, which, although included in the Group’s Europe market region, is considered the Group’s home segment for the purposes of segmental reporting.

	2006	2005	2004
	£m	£m	£m

Turnover by location of customer	1,501	1,431	1,382

Turnover including inter-segment turnover	4,890	4,414	4,386
Inter-segment turnover	3,086	2,657	2,709

Turnover by location of subsidiary	1,804	1,757	1,677

Operating profit	1,468	1,576	1,327

Total assets	6,208	7,057	6,521

Net operating assets	2,829	2,290	2,253

GSK Annual Report 2006
97

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

6 Other operating income

	2006	2005	2004
	£m	£m	£m

Royalties	112	83	96
Asset disposal profits	169	290	146
Other income including fair value adjustments	26	(9)	(7)

	307	364	235

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

7 Operating profit

	2006	2005	2004
	£m	£m	£m

The following items have been charged in operating profit:
Employee costs (Note 8)	5,495	5,254	5,054
Advertising	759	697	599
Distribution costs	276	270	266
Depreciation of property, plant and equipment	732	710	691
Amortisation of intangible assets	226	194	168
Net foreign exchange losses/(gains)	36	(3)	72
Inventories:
Cost of inventories included in cost of sales	4,480	4,335	4,032
Write-down of inventories	146	119	142
Reversal of prior year write-down of inventories	(93)	(61)	(49)
Operating lease rentals:
Minimum lease payments	114	104	110
Contingent rents	11	12	9
Sub-lease payments	2	1	–
Fees payable to company’s auditor for the audit of parent company and
consolidated financial statements	1.7	1.4	1.1
Fees payable to the company’s auditor and its associates for other services	15.9	13.1	13.4

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

	2006	2005	2004
Fees payable to the company’s auditor and its associates for other services	£m	£m	£m

Audit of accounts of the Group’s UK and overseas subsidiaries and related pension
schemes of the company, pursuant to legislation	7.7	6.7	5.7
Other assurance services, pursuant to such legislation	4.4	2.6	2.2
Other tax services	1.9	2.3	3.0
All other services, including regulatory, compliance and treasury related services	1.9	1.5	2.5

	15.9	13.1	13.4

At 31st December 2006, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £3.7 million, comprising statutory audit £3.4 million and taxation services £0.3 million.

Fees in respect of the GlaxoSmithKline plc pension scheme included above:

	2006	2005	2004
	£m	£m	£m

Audit	0.3	0.2	0.2
Other services	0.1	–	–

	0.4	0.2	0.2

GSK Annual Report 2006
98

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

8 Employee costs

	2006	2005	2004
	£m	£m	£m

Wages and salaries	4,363	4,152	3,864
Social security costs	461	432	430
Pension and other post-employment costs (see Note 26)	377	350	347
Cost of share-based incentive plans	226	236	333
Severance and other costs from integration and restructuring activities	68	84	80

	5,495	5,254	5,054

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

	2006	2005	2004
The average number of persons employed by the Group (including Directors) during the year	Number	Number	Number

Manufacturing	32,403	30,906	31,427
Selling, general and administration	53,665	53,634	53,513
Research and development	15,734	14,963	14,897

	101,802	99,503	99,837

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the Financial record on page 175. The average number of persons employed by GlaxoSmithKline plc in 2006 was nil (2005 – nil).

The compensation of the Directors and Senior Management (members of the CET and the Company Secretary) in aggregate, was as follows:

	2006	2005	2004
	£m	£m	£m

Wages and salaries	15	17	13
Social security costs	1	1	1
Pension and other post-employment costs	3	3	2
Cost of share-based incentive plans	14	15	16

	33	36	32

9 Finance income

	2006	2005	2004
	£m	£m	£m

Interest income	262	268	173
Unwinding of discount on assets	1	–	3
Interest on extended credit on receivables	21	8	–
Net investment hedges	(2)	(17)	–
Fair value adjustments on non-hedging derivatives	4	(2)	–
Realised gains on financial instruments	1	–	–

	287	257	176

10 Finance costs

	2006	2005	2004
	£m	£m	£m

Interest on bank loans and overdrafts	(5)	(11)	(6)
Interest on other loans	(301)	(412)	(337)
Interest in respect of finance leases	(8)	(4)	(2)
Realised losses on financial instruments	–	–	(1)
Unwinding of discount on provisions	(36)	(25)	(16)
Fair value hedges	–	2	–
Fair value adjustments on non-hedging derivatives	(2)	(1)	–

	(352)	(451)	(362)

GSK Annual Report 2006
99

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

11 Associates and joint ventures

	2006	2005	2004
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	59	52	59
Share of after tax losses of other associates	(2)	(1)	(1)

	57	51	58
Share of after tax (losses)/profits of joint ventures	(1)	1	2

	56	52	60

Share of turnover of joint ventures	21	32	31
Sales to joint ventures and associates	18	48	50

Summarised income statement information in respect of the Group’s associates is set out below:

	2006	2005	2004
	£m	£m	£m

Total turnover	3,392	3,029	2,806
Total profit/(loss)	315	296	275

12 Taxation

	2006	2005	2004
Taxation charge based on profits for the year	£m	£m	£m

UK corporation tax at the UK statutory rate	2,512	407	304
Less double taxation relief	(2,112)	(235)	(156)

	400	172	148
Overseas taxation	2,310	1,847	1,519

Current taxation	2,710	2,019	1,667
Deferred taxation	(409)	(103)	90

	2,301	1,916	1,757

	2006	2005	2004
Reconciliation of the taxation rate on Group profits	%	%	%

UK statutory rate of taxation	30.0	30.0	30.0
Overseas taxes	4.2	3.0	2.5
Benefit of special tax status	(5.2)	(2.3)	(3.6)
R&D credits	(1.3)	(1.4)	(1.5)
Intercompany stock profit	(1.9)	1.0	0.3
Impact of share based payments	0.5	(0.3)	1.5
Tax on profit of associates	(0.4)	(0.4)	(0.4)
Other differences	0.3	(0.4)	0.5
Prior year items	3.3	(0.7)	1.1

Tax rate	29.5	28.5	30.4

Additional UK Corporation tax and Double Taxation relief in 2006 arise from dividends received from overseas subsidiaries. Current tax expense has been reduced by a benefit of £5 million arising from previously unrecognised tax losses. Deferred tax expense has been reduced by a benefit of £2 million arising from changes in tax rates.

The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the company’s overall rate of tax is shown above. Profits arising from certain operations in Singapore, Puerto Rico, Ireland and Belgium are accorded special status and are taxed at reduced rates compared with the normal rates of tax in these territories. The effect of this reduction in the taxation charge increased earnings per share by 7.2p in 2006, 2.7p in 2005 and 3.6p in 2004.

The Group is required under IFRS to create a deferred tax asset in respect of unrealised intercompany profit arising on stock held by the Group at the year end by applying the tax rate of the country in which the stock is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). The Group tax rate was decreased by 1.9% in 2006 (2005 –1.0% increase, 2004 – 0.3% increase) as a result of increases in work-in-progress and finished goods.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Resolution of such issues is a continuing fact of life for GSK.

GSK Annual Report 2006
100

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

12 Taxation continued

As reported last year, GSK’s largest unresolved tax issues were with the US Internal Revenue Service (IRS) and UK HM Revenue and Customs (HMRC) in respect of transfer prices related to the Glaxo heritage products.

On 11th September 2006, GSK and the IRS agreed to a resolution of their dispute. Under the agreement, GSK has made gross payments to the IRS of approximately $3.3 billion. The final net cash cost to the Group is approximately $3.1 billion, which covers federal, state and local taxes, interest and the benefit of tax relief on the payments made. The settlement resolved all the transfer pricing issues in dispute for the period 1989 – 2000, which were due to go to trial in February 2007, and also covers the subsequent years 2001 – 2005. GSK had previously made provision for the dispute and this settlement did not have any significant impact on the Group’s reported earnings or tax rate for the year.

GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies legislation matters for the years 1994 to date and the parties are now preparing for litigation. HMRC has not formally quantified its claims in respect of these matters but there continues to be a wide difference between the Group and HMRC positions on these matters. GSK also has open issues in Japan and Canada, which were the subject of court proceedings in 2006. In Japan the tax authorities are claiming approximately Yen 39 billion (£169 million) in respect of transactions in 1998. GSK has paid the tax claimed, as required by law, and applied for a refund. A court decision is expected in late March 2007. A court decision in the Group’s dispute with the Canadian Revenue Authority over the pricing of Zantac in the years 1989 to 1993 is expected in the first half of 2007.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing and other taxation issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Except as shown in this Annual Report, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2006 is required in such a way that incremental tax will arise. The aggregate amount of these unremitted profits at the balance sheet date was approximately £26 billion.

	Payable	Recoverable	Net
Movement on current tax account	£m	£m	£m

At 1st January 2006	(2,269)	416	(1,853)
Exchange adjustments	170	(8)	162
Charge for the year	(1,981)	(729)	(2,710)
Cash paid	3,438	408	3,846
Other movements	21	99	120

At 31st December 2006	(621)	186	(435)

Movement in deferred tax assets and liabilities

					Pensions &					Share	Other
	Accelerated			Product &	other post		Legal	Manu-	Stock	option	net
Deferred taxation	capital		Intra-group	business	retirement	Tax	& other	facturing	valuation	and award	temporary
asset/(liability)	allowances	Intangibles	profit	disposals	benefits	Losses	disputes	restructuring	adjustments	schemes	differences	Total

Deferred tax asset at
1st January 2006	(492)	(18)	709	(9)	1,035	63	160	73	(72)	151	614	2,214
Deferred tax liability at
1st January 2006	(123)	(522)	–	13	25	24	1	–	(50)	–	63	(569)

At 1st January 2006	(615)	(540)	709	4	1,060	87	161	73	(122)	151	677	1,645
Exchange adjustments	11	27	–	–	(55)	(10)	(17)	(1)	8	–	(82)	(119)
Credit/(charge) to income	(5)	113	225	(9)	33	15	9	7	16	5	–	409
Credit/(charge) to equity	–	–	–	–	(161)	–	–	–	–	1	(13)	(173)
Transfer to/from current tax	2	–	–	4	(139)	–	–	(5)	3	–	(20)	(155)
Acquisitions	–	(84)	–	–	–	1	–	–	–	–	4	(79)
Other movements	–	–	–	–	–	5	–	–	5	–	(10)	–

At 31st December 2006	(607)	(484)	934	(1)	738	98	153	74	(90)	157	556	1,528

Deferred tax asset at
31st December 2006	(34)	(49)	934	–	416	64	147	30	(35)	124	526	2,123
Deferred tax liability at
31st December 2006	(573)	(435)	–	(1)	322	34	6	44	(55)	33	30	(595)

	(607)	(484)	934	(1)	738	98	153	74	(90)	157	556	1,528

GSK Annual Report 2006
101

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

12 Taxation continued

At 31st December 2006, the Group had recognised a deferred tax asset of £98 million (2005 – £87 million) in respect of income tax losses of approximately £348 million (2005 – £291 million). Of these losses, £100 million (2005 – £64 million) are due to expire between 2007–2013, £178 million (2005 – £184 million) are due to expire between 2019–2027 and £70 million (2005 – £43 million) are available indefinitely. At 31st December 2006, the Group had not recognised any deferred tax asset in respect of income tax losses of approximately £3,742 million (2005 – £217 million), of which £131 million (2005 – £28 million) are due to expire between 2007–2018, £21 million (2005 – £79 million) are due to expire between 2019–2027 and £3,590 million (2005 – £110 million) are available indefinitely. Unrecognised losses have increased in 2006 due to quantification of previously uncertain amounts arising principally in 2003 and 2004. The Group had capital losses at 31st December 2006 estimated to be in excess of £10 billion in respect of which no deferred tax asset has been recognised. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses. All deferred taxation movements arise from the origination and reversal of temporary differences. Other net temporary differences include accrued expenses and other provisions.

13 Earnings per share

	2006	2005	2004
	p	p	p

Basic earnings per share	95.5	82.6	68.1
Diluted earnings per share	94.5	82.0	68.0

Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and treasury shares.

Diluted earnings per share have been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The number of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	millions	millions	millions

Basic	5,643	5,674	5,736
Dilution for share options	57	46	12

Diluted	5,700	5,720	5,748

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

14 Dividends

2006	First interim	Second interim	Third interim	Fourth interim	Total

Total dividend (£m)	619	620	671	785	2,695
Dividend per share (pence)	11	11	12	14	48

Paid/payable	6th July 2006	5th October 2006	4th January 2007	12th April 2007

2005

Total dividend (£m)	568	567	568	791	2,494
Dividend per share (pence)	10	10	10	14	44

Paid	7th July 2005	6th October 2005	5th January 2006	6th April 2006

2004

Total dividend (£m)	575	573	571	684	2,403
Dividend per share (pence)	10	10	10	12	42

Paid	1st July 2004	30th September 2004	6th January 2005	7th April 2005

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2006 financial statements recognise those dividends paid in 2006, namely the third and fourth interim dividends for 2005 and the first and second interim dividends for 2006. The amounts recognised in each year are as follows:

	2006	2005	2004
	£m	£m	£m

Dividends to shareholders	2,598	2,390	2,476

GSK Annual Report 2006
102

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

15 Property, plant and equipment		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Cost at 1st January 2005	4,062	7,512	682	12,256
Exchange adjustments	136	183	19	338
Additions	54	307	640	1,001
Additions through business combinations	32	45	33	110
Disposals and write-offs	(82)	(404)	(4)	(490)
Reclassifications	83	255	(348)	(10)
Transfer to assets held for sale	(4)	(11)	–	(15)

Cost at 31st December 2005	4,281	7,887	1,022	13,190
Exchange adjustments	(232)	(295)	(65)	(592)
Additions	100	403	982	1,485
Additions through business combinations	–	5	–	5
Disposals and write-offs	(44)	(578)	(5)	(627)
Reclassifications	153	358	(511)	–
Transfer to assets held for sale	(14)	(4)	–	(18)

Cost at 31st December 2006	4,244	7,776	1,423	13,443

Depreciation at 1st January 2005	(1,171)	(4,578)	–	(5,749)
Exchange adjustments	(38)	(119)	–	(157)
Provision for the year	(125)	(585)	–	(710)
Disposals and write-offs	43	356	–	399
Reclassifications	–	1	–	1
Transfer to assets held for sale	1	10	–	11

Depreciation at 31st December 2005	(1,290)	(4,915)	–	(6,205)
Exchange adjustments	73	196	–	269
Provision for the year	(137)	(595)	–	(732)
Disposals and write-offs	23	506	–	529
Transfer to assets held for sale	6	3	–	9

Depreciation at 31st December 2006	(1,325)	(4,805)	–	(6,130)

Impairment at 1st January 2005	(136)	(147)	(27)	(310)
Exchange adjustments	(9)	(2)	–	(11)
Disposals and write-offs	10	2	2	14
Impairment losses	(13)	(18)	–	(31)
Reversal of impairments	–	3	–	3
Transfer to assets held for sale	2	–	–	2

Impairment at 31st December 2005	(146)	(162)	(25)	(333)
Exchange adjustments	13	4	3	20
Disposals and write-offs	12	10	2	24
Impairment losses	(46)	(107)	(2)	(155)
Reversal of impairments	26	24	11	61

Impairment at 31st December 2006	(141)	(231)	(11)	(383)

Total depreciation and impairment at 31st December 2005	(1,436)	(5,077)	(25)	(6,538)
Total depreciation and impairment at 31st December 2006	(1,466)	(5,036)	(11)	(6,513)

Net book value at 1st January 2005	2,755	2,787	655	6,197

Net book value at 31st December 2005	2,845	2,810	997	6,652

Net book value at 31st December 2006	2,778	2,740	1,412	6,930

The net book value at 31st December 2006 of the Group’s land and buildings comprises freehold properties £2,632 million (2005 – £2,635 million), properties with leases of 50 years or more £116 million (2005 – £155 million) and properties with leases of less than 50 years £30 million (2005 – £55 million).

GSK Annual Report 2006
103

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

15 Property, plant and equipment continued

Included in land and buildings at 31st December 2006 are leased assets with a cost of £241 million (2005 – £165 million), accumulated amortisation of £95 million (2005 – £49 million) and a net book value of £146 million (2005 – £116 million). Included in plant, equipment and vehicles at 31st December 2006 are leased assets with a cost of £263 million (2005 – £153 million), accumulated amortisation of £97 million (2005 – £57 million) and a net book value of £166 million (at 1st January 2006 – £96 million). Some lease agreements include renewal or purchase options or escalation clauses.

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country specific risks. These losses have been charged through cost of sales £125 million, R&D £22 million, and SG&A £8 million.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. The principal component of the 2006 reversals relates to the Montrose manufacturing facility, and all of the reversals have been credited to cost of sales.

16 Goodwill	2006	2005
	£m	£m

Cost at 1st January	696	304
Exchange adjustments	(54)	10
Additions through business combinations	126	383
Disposals	–	(1)
Impairments	(10)	–

Cost at 31st December	758	696

Net book value at 1st January	696	304

Net book value at 31st December	758	696

The additions for the year comprise £112 million on the acquisition of CNS, Inc., £8 million on the acquisition of Pliva Research Institute, and a further £6 million on the acquisition of the minority interest held in GlaxoSmithKline K.K. See Note 36 for further details.

The impairments in the year of £10 million relate to the Europharm business located in Romania, and were determined using the fair value less costs to sell model.

The carrying value of goodwill is made up of balances arising on acquisition of the following companies:

	2006	2005
	£m	£m

ID Biomedical Corporation	316	358
CNS, Inc.	112	–
Nippon Glaxo	134	143
Polfa Poznan S.A.	96	98
Corixa Corporation	25	28
Others	75	69

	758	696

Goodwill is allocated to cash generating units which are tested for impairment at least annually. The recoverable amounts of the cash generating units are assessed using a value in use or a fair value less costs to sell model, depending on the nature of the unit. Value in use is calculated as the net present value of the projected risk-adjusted, five-year post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks, is applied to calculate the net present value of the post-tax cash flows. Where this indicates that the recoverable value of the unit is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude. Fair value is calculated using a discounted cash flow approach, which in this case is based on the Group’s acquisition valuation model.

The cash generating units for which the carrying amount of goodwill allocated to the unit is significant in comparison with the total goodwill balance are Vaccines, Consumer Healthcare, Japan and Poland. Total goodwill of £362 million (2005 – £407 million), principally relating to the acquisitions of ID Biomedical and Corixa, is allocated to the Vaccines unit. The recoverable value of this unit is determined using the fair value less costs to sell model. Goodwill arising on the acquisition of the minority interest in Nippon Glaxo of £134 million (2005 – £143 million) and on the acquisition of Polfa Poznan of £96 million (2005 – £98 million) is allocated to the Japan and Poland cash generating units respectively. The recoverable value of both these units is determined using the value in use model. Goodwill arising on the acquisition of CNS, Inc. in December 2006 is allocated to the Consumer Healthcare cash generating unit.

GSK Annual Report 2006
104

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

17 Other intangible assets	Computer	Licences,
	software	patents, etc.	Brands	Total
	£m	£m	£m	£m

Cost at 1st January 2005	609	1,449	1,143	3,201
Exchange adjustments	13	72	41	126
Additions	62	207	–	269
Additions through business combinations	–	816	–	816
Disposals and asset write-offs	(9)	(72)	–	(81)
Reclassifications from property, plant and equipment	10	–	–	10

Cost at 31st December 2005	685	2,472	1,184	4,341
Exchange adjustments	(23)	(213)	(62)	(298)
Additions	90	138	–	228
Additions through business combinations	–	29	187	216
Disposals and asset write-offs	(37)	(80)	–	(117)

Cost at 31st December 2006	715	2,346	1,309	4,370

Amortisation at 1st January 2005	(314)	(265)	–	(579)
Exchange adjustments	(6)	(21)	–	(27)
Provision for the year	(85)	(109)	–	(194)
Disposals and asset write-offs	7	10	–	17
Reclassifications from property, plant and equipment	(1)	–	–	(1)

Amortisation at 31st December 2005	(399)	(385)	–	(784)
Exchange adjustments	13	38	–	51
Provision for the year	(87)	(139)	–	(226)
Disposals and asset write-offs	29	7	–	36

Amortisation at 31st December 2006	(444)	(479)	–	(923)

Impairment at 1st January 2005	(23)	(65)	(21)	(109)
Exchange adjustments	–	(2)	(2)	(4)
Impairment losses	(1)	(60)	(1)	(62)
Disposals and asset write-offs	1	–	–	1

Impairment at 31st December 2005	(23)	(127)	(24)	(174)
Exchange adjustments	–	29	3	32
Impairment losses	(9)	(80)	–	(89)
Disposals and asset write-offs	8	69	–	77

Impairment at 31st December 2006	(24)	(109)	(21)	(154)

Total amortisation and impairment at 31st December 2005	(422)	(512)	(24)	(958)
Total amortisation and impairment at 31st December 2006	(468)	(588)	(21)	(1,077)

Net book value at 1st January 2005	272	1,119	1,122	2,513

Net book value at 31st December 2005	263	1,960	1,160	3,383

Net book value at 31st December 2006	247	1,758	1,288	3,293

GSK Annual Report 2006
105

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

17 Other intangible assets continued

Amortisation and impairment have been charged through Research and development, and Selling, general and administration. At 31st December 2006, the net book value of computer software included £28 million that had been internally generated.

The additions through business combinations in the year of £216 million include £207 million from CNS, Inc., (see Note 36).

Brands comprise a portfolio of products acquired with the acquisitions of Sterling Winthrop Inc. in 1994, The Block Drug Company in 2001 and CNS, Inc., in 2006. The book values of the major brands are as follows:

	2006	2005
	£m	£m

Panadol	317	340
Sensodyne	220	230
Breathe Right	169	–
Polident	93	97
Corega	83	87
Poligrip	57	60
Solpadeine	56	56
Others	293	290

	1,288	1,160

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a shortening of the brands’ lives is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised. Each brand is tested annually for impairment applying a fair value less costs to sell methodology and using five year post-tax cash flow forecasts with a terminal value calculation and applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country-specific risks.

The main assumptions include future sales prices and volumes, product contribution, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdiction and the product’s life. These assumptions are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition.

18 Investments in associates and joint ventures	Joint	Associated	2006	2005
	ventures	undertakings	Total	Total
	£m	£m	£m	£m

At 1st January	14	262	276	209
Implementation of accounting for financial instruments under IAS 39	–	–	–	(7)

At 1st January, as adjusted	14	262	276	202
Exchange adjustments	(2)	(35)	(37)	26
Additions	8	5	13	2
Fair value adjustment	–	1	1	–
Retained profit for the year	(4)	46	42	46

At 31st December	16	279	295	276

The principal associated undertaking is Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2006 of £262 million (2005 – £244 million) and a market value of £987 million (2005 – £1,093 million).

At 31st December 2006, the Group owned 18.7% of Quest (2005 – 18.4%) . Although the Group holds less than 20% of the ownership interest and voting control in Quest, the Group has the ability to exercise significant influence through both its significant shareholding and its nominated director’s active participation on the Quest Board of Directors and Board sub-committees.

GSK Annual Report 2006
106

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

18 Investments in associates and joint ventures continued

Summarised balance sheet information in respect of the Group’s associates is set out below:	2006	2005
	£m	£m

Total assets	2,930	3,134
Total liabilities	(1,350)	(1,481)

Net assets	1,580	1,653

Group’s share of associates‘ net assets	279	262

Investments in joint ventures comprise £22 million share of gross assets (2005 – £17 million) and £6 million share of gross liabilities (2005 – £3 million). These principally arise from 50% interests in two joint ventures, Shionogi-GlaxoSmithKline Holdings, L.P., which is developing specified chemical compounds, and GlaxoSmithKline Shire BioChem, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, together with a 29% interest in another joint venture, Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical property risk.

In 2002, GSK hedged part of the equity value of its holding in Quest Diagnostics Inc. through a series of variable sale forward contracts. The contracts (‘the equity collar’) were renewed in 2006 and are structured in five series, each over two million Quest shares, and mature between 2010 and 2012. The fair value of the contracts at 31st December 2006 was a liability of $24 million (2005 – $24 million).

19 Other investments	2006	2005
	£m	£m

At 1st January	362	298
Implementation of accounting for financial instruments under IAS 39	–	61

At 1st January as adjusted	362	359
Exchange adjustments	(45)	33
Additions	57	23
Fair value movements	116	14
Impairments	(16)	(35)
Transfers	–	(12)
Disposals	(33)	(20)

At 31st December	441	362

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

The Group holds a number of equity investments, frequently in entities where the Group has entered into research collaborations. Equity investments are recorded as non-current assets unless they are expected to be sold within one year, in which case they are recorded as current assets. Non-current equity investments include listed investments of £348 million (2005 – £268 million) that offer the Group the opportunity for return through dividend income and fair value gains.

On disposal of investments, fair value movements are reclassified from reserves to the income statement based on average cost.

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

20 Other non-current assets
	2006	2005
	£m	£m

Amounts recoverable under insurance contracts	262	265
Derivative financial instruments	113	15
Pension schemes in surplus	179	12
Other receivables	167	146

	721	438

GSK Annual Report 2006
107

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

21 Inventories

	2006	2005
	£m	£m

Raw materials and consumables	764	721
Work in progress	626	552
Finished goods	1,047	904

	2,437	2,177

22 Trade and other receivables

	2006	2005
	£m	£m

Trade receivables	4,356	4,411
Prepaid pension contributions	1	1
Other prepayments and accrued income	223	285
Interest receivable	28	42
Employee loans and advances	51	59
Derivative financial instruments	80	180
Other receivables	578	370

	5,317	5,348

Trade receivables include £13 million (2005 – £2 million) due from associates and joint ventures.

Movements in the bad and doubtful debt provision are as follows:

	2006	2005
	£m	£m

At 1st January	140	128
Exchange adjustments	(9)	8
Charge for the year	12	40
Utilised	(39)	(36)

At 31st December	104	140

23 Cash and cash equivalents

	2006	2005
	£m	£m

Cash at bank and in hand	620	686
Short-term deposits	1,324	1,677
Commercial paper	61	1,846

	2,005	4,209

24 Assets held for sale

	2006	2005
	£m	£m

Land and buildings	8	1
Plant, equipment and vehicles	1	1
Equity investments	3	–

	12	2

25 Trade and other payables

	2006	2005
	£m	£m

Trade payables	865	819
Wages and salaries	718	804
Social security	104	102
Other payables	265	240
Deferred income	40	34
Customer return and rebate accruals	1,119	1,187
Other accruals	1,713	1,784
Derivative financial instruments	40	171
Dividends payable	7	6

	4,871	5,147

GSK Annual Report 2006
108

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

25 Trade and other payables continued

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, principally in the USA. Provisions are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of provision is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the provisions are based to change, which could affect the future results of the Group.

26 Pensions and other post-employment benefits

Pension and other post-employment costs	2006	2005	2004
	£m	£m	£m

UK pension schemes	159	124	119
US pension schemes	35	41	44
Other overseas pensions schemes	91	83	74
Unfunded post-retirement healthcare schemes	91	100	92
Other post-employment costs	1	2	18

	377	350	347

Analysed as:
Funded defined benefit/hybrid pension schemes	237	198	192
Unfunded defined benefit pension schemes	19	25	22
Unfunded post-retirement healthcare schemes	91	100	92

Defined benefit schemes	347	323	306
Defined contribution pension schemes	29	25	23
Other post-employment costs	1	2	18

	377	350	347

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	74	71	68
Selling, general and administration	175	177	166
Research and development	98	75	72

	347	323	306

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

The assets of funded schemes are generally held in separately administered trusts or are insured. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The long term, overall target asset allocation is 60% equities, 30% bonds and 10% property.

Actuarial movements in the year are recognised in full through the statement of recognised income and expense.

The UK discount rate is based on the iBoxx over 15 year AA index and the US discount rate is based on corporate bond yields which reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to longer term government bond yields to give the expected rate of return on equities. Projected inflation rate and pension increases are long term predictions based on the yield gap between long term index-linked and fixed interest Gilts. In the UK, mortality rates are calculated using the PA92 standard mortality tables projected to 2006. Plan obligations are then increased by between 3% and 10%, depending on each individual scheme’s mortality experience, to make allowance for future improvements in life expectancy. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.

GSK Annual Report 2006
109

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2026 for an individual then at the age of 60 is as follows:

		UK		USA

	Male	Female	Male	Female
	Years	Years	Years	Years

Current	25.3	26.8	24.3	26.1
Projected for 2026	26.9	28.6	25.8	27.0

These mortality assumptions were set following a review in December 2005. GSK expects to review these again in December 2007.

During 2006, the Group made special funding contributions to the UK and US pension schemes totalling £346 million (2005 – £366 million). In 2006, GSK formalised an agreement with the trustees of the UK defined benefit pension schemes to make additional contributions of up to £325 million per year in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits on an IAS 19 basis.

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

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			USA			Rest of World

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.25	4.00	4.00	5.00	5.00	5.00	3.25	3.25	3.25
Discount rate	5.00	4.75	5.25	5.75	5.50	5.75	4.25	3.75	4.25
Expected pension increases	3.00	2.75	2.50	n/a	n/a	n/a	2.00	2.00	2.00
Cash balance credit/conversion rate	n/a	n/a	n/a	4.75	4.50	4.75	1.75	1.75	1.75
Inflation rate	3.00	2.75	2.50	2.50	2.50	2.50	1.75	1.75	1.75

The amounts recorded in the income statement and statement of recognised income and expense for the three years ended 31st December 2006 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
				Pensions	benefits

2006	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	135	66	56	257	48
Past service cost	33	–	(2)	31	–
Expected return on pension scheme assets	(333)	(142)	(30)	(505)	–
Interest on scheme liabilities	307	113	42	462	57
Settlements and curtailments	17	(2)	(4)	11	(14)

	159	35	62	256	91

Actuarial gains recorded in the statement of recognised income and expense	111	169	10	290	139

					Post-retirement
				Pensions	benefits

2005	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	117	63	52	232	46
Past service cost	–	–	–	–	1
Expected return on pension scheme assets	(285)	(126)	(28)	(439)	–
Interest on scheme liabilities	276	104	34	414	53
Settlements and curtailments	16	–	–	16	–

	124	41	58	223	100

Actuarial losses recorded in the statement of recognised income and expense	(490)	(109)	(93)	(692)	(102)

GSK Annual Report 2006
110

<

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

The total actuarial losses recorded in the statement of recognised income and expense since 1st January 2003 amount to £689 million.

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

		UK		USA	Rest of World		Group

					Average
At 31st December 2006	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,218	8.50	1,412	7.25	205	5,835
Property	7.00	210	7.50	169	6.75	11	390
Bonds	4.50	2,026	5.50	324	3.50	351	2,701
Other assets	5.00	100	5.00	48	3.75	174	322

Fair value of assets		6,554		1,953		741	9,248
Present value of scheme obligations		(7,444)		(1,949)		(952)	(10,345)

		(890)		4		(211)	(1,097)

Included in other non-current assets		–		160		19	179

Included in pensions and other post-employment benefits		(890)		(156)		(230)	(1,276)

		(890)		4		(211)	(1,097)

Actual return on plan assets		560		310		56	926

		UK		USA	Rest of World		Group

					Average
At 31st December 2005	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	7.75	3,895	8.50	1,440	7.00	192	5,527
Property	–	–	7.50	106	6.25	11	117
Bonds	4.25	1,764	5.50	352	3.50	302	2,418
Other assets	4.00	85	4.00	78	3.25	152	315

Fair value of assets		5,744		1,976		657	8,377
Present value of scheme obligations		(7,054)		(2,150)		(922)	(10,126)

		(1,310)		(174)		(265)	(1,749)

Included in other non-current assets		–		–		12	12

Included in pensions and other post-employment benefits		(1,310)		(174)		(277)	(1,761)

		(1,310)		(174)		(265)	(1,749)

Actual return on plan assets		932		129		63	1,124

GSK Annual Report 2006
111

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

		UK		USA	Rest of World		Group

					Average
At 31st December 2004	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.25	3,053	8.50	1,223	7.50	208	4,484
Property	–	–	6.50	58	6.25	7	65
Bonds	4.50	1,428	5.75	307	3.75	270	2,005
Other assets	4.00	80	2.50	50	2.25	62	192

Fair value of assets		4,561		1,638		547	6,746
Present value of scheme obligations		(5,735)		(1,750)		(761)	(8,246)

		(1,174)		(112)		(214)	(1,500)

Included in other non-current assets		–		–		14	14

Included in pensions and other post-employment benefits		(1,174)		(112)		(228)	(1,514)

		(1,174)		(112)		(214)	(1,500)

Actual return on plan assets		468		204		43	715

					Post-retirement
				Pensions	benefits

Movements in defined benefit obligations	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Obligations at 1st January 2004	(5,508)	(1,751)	(707)	(7,966)	(951)
Exchange adjustments	–	126	31	157	52
Service cost	(117)	(58)	(44)	(219)	(37)
Interest cost	(269)	(104)	(27)	(400)	(55)
Settlements and curtailments	(5)	–	–	(5)	–
Actuarial losses	(34)	(60)	(49)	(143)	(54)
Scheme participants’ contributions	(12)	–	(3)	(15)	(8)
Benefits paid	210	97	38	345	48

Obligations at 31st December 2004	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Exchange adjustments	–	(217)	14	(203)	(138)
Service cost	(117)	(63)	(52)	(232)	(47)
Interest cost	(276)	(104)	(34)	(414)	(53)
Settlements and curtailments	(16)	–	–	(16)	–
Actuarial losses	(1,137)	(112)	(128)	(1,377)	(102)
Scheme participants’ contributions	(12)	–	(3)	(15)	(9)
Benefits paid	239	96	42	377	46

Obligations at 31st December 2005	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Exchange adjustments	–	267	30	297	151
Service cost	(168)	(66)	(54)	(288)	(48)
Interest cost	(307)	(113)	(42)	(462)	(57)
Settlements and curtailments	(17)	2	12	(3)	14
Actuarial (losses)/gains	(116)	1	(16)	(131)	139
Scheme participants’ contributions	(11)	–	(3)	(14)	(8)
Benefits paid	229	110	43	382	54

Obligations at 31st December 2006	(7,444)	(1,949)	(952)	(10,345)	(1,063)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 9.25%, reducing by 0.75% per year to 5% in 2013 and thereafter. On this basis the liability for the US scheme has been assessed at £927 million (2005 – £1,133 million, 2004 – £895 million).

GSK Annual Report 2006
112

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

The defined benefit pension obligation is analysed as follows:

	2006	2005	2004
	£m	£m	£m

Funded	(10,099)	(9,858)	(8,029)
Unfunded	(246)	(268)	(217)

	(10,345)	(10,126)	(8,246)

Post-retirement benefits are unfunded.

Movements in fair value of assets					Post-retirement
				Pensions	benefits

	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Assets at 1st January 2004	3,955	1,583	444	5,982	–
Exchange adjustments	–	(117)	27	(90)	–
Expected return on assets	272	118	20	410	–
Actuarial gains	196	86	23	305	–
Employer contributions	336	65	68	469	40
Scheme participants’ contributions	12	–	3	15	8
Benefits paid	(210)	(97)	(38)	(345)	(48)

Assets at 31st December 2004	4,561	1,638	547	6,746	–

Exchange adjustments	–	200	(4)	196	–
Expected return on assets	285	126	28	439	–
Actuarial gains	647	3	35	685	–
Employer contributions	478	105	90	673	37
Scheme participants’ contributions	12	–	3	15	9
Benefits paid	(239)	(96)	(42)	(377)	(46)

Assets at 31st December 2005	5,744	1,976	657	8,377	–

Exchange adjustments	–	(255)	(30)	(285)	–
Expected return on assets	333	142	30	505	–
Settlements and curtailments	–	–	(8)	(8)	–
Actuarial gains	227	168	26	421	–
Employer contributions	468	32	106	606	46
Scheme participants’ contributions	11	–	3	14	8
Benefits paid	(229)	(110)	(43)	(382)	(54)

Assets at 31st December 2006	6,554	1,953	741	9,248	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £609 million at 31st December 2006 (2005 – £515 million, 2004 – £404 million). Information on scheme assets under US GAAP is given in Note 41.

Employer contributions for 2007 are estimated to be approximately £500 million in respect of defined benefit pension schemes and £50 million in respect of post-retirement benefits.

The transition date for conversion to IFRS for GSK was 1st January 2003 and therefore the following historical data has been presented from that date. This will be built up to a rolling five year record next year.

History of experience gains and losses					Post-retirement
				Pensions	benefits

	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2006
Experience gains of scheme assets (£m)	227	168	26	421
Percentage of scheme assets at 31st December 2006	3%	9%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(37)	(16)	(42)	(95)	17
Percentage of scheme obligations at 31st December 2006	–	1%	4%	1%	2%

Fair value of assets	6,554	1,953	741	9,248	–
Present value of scheme obligations	(7,444)	(1,949)	(952)	(10,345)	(1,063)

(Deficits)/surpluses in the schemes	(890)	4	(211)	(1,097)	(1,063)

GSK Annual Report 2006
113

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

History of experience gains and losses					Post-retirement
				Pensions	benefits

	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2005
Experience gains of scheme assets (£m)	647	3	35	685
Percentage of scheme assets at 31st December 2005	11%	–	5%	8%

Experience losses of scheme liabilities (£m)	(94)	(10)	(35)	(139)	(4)
Percentage of scheme obligations at 31st December 2005	1%	–	4%	1%	–

Fair value of assets	5,744	1,976	657	8,377	–
Present value of scheme obligations	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Deficits in the schemes	(1,310)	(174)	(265)	(1,749)	(1,308)

2004
Experience gains of scheme assets (£m)	196	86	23	305
Percentage of scheme assets at 31st December 2004	4%	5%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(25)	(5)	(18)	(48)	47
Percentage of scheme obligations at 31st December 2004	–	–	2%	1%	5%

Fair value of assets	4,561	1,638	547	6,746	–
Present value of scheme obligations	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Deficits in the schemes	(1,174)	(112)	(214)	(1,500)	(1,005)

2003
Experience gains of scheme assets (£m)	336	231	33	600
Percentage of scheme assets at 31st December 2003	8%	15%	7%	10%

Experience (losses)/gains of scheme liabilities (£m)	(183)	5	(19)	(197)	(123)
Percentage of scheme obligations at 31st December 2003	3%	–	3%	2%	13%

Fair value of assets	3,955	1,583	444	5,982	–
Present value of scheme obligations	(5,508)	(1,751)	(707)	(7,966)	(951)

Deficits in the schemes	(1,553)	(168)	(263)	(1,984)	(951)

Sensitivity analysis

Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	4
Increase in annual post-retirement benefits cost	1
Increase in pension obligation	369
Increase in post-retirement benefits obligation	37

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	17
Increase in annual post-retirement benefits cost	3
Increase in pension obligation	259
Increase in post-retirement benefits obligation	39

GSK Annual Report 2006
114

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

26 Pensions and other post-employment benefits continued

Sensitivity analysis

£m

A 0.25% decrease in expected rates of returns on assets would have the following approximate effect:

Increase in annual pension cost	22

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	8
Increase in post-retirement benefits obligation	89

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	23
Increase in pension obligation	298

27 Other provisions

	Exchange			Legal
	Offer	Merger	Operational	and other	Other
	Incentive	integration	excellence	disputes	provisions	Total
	£m	£m	£m	£m	£m	£m

At 1st January 2006	133	59	52	1,165	227	1,636
Exchange adjustments	(5)	(1)	(5)	(94)	(15)	(120)
(Credit)/charge for the year	(2)	(24)	134	293	45	446
Unwinding of discount	2	–	–	24	10	36
Applied	(11)	(15)	(50)	(274)	(41)	(391)
Reversed unused	–	–	–	(8)	(14)	(22)
Reclassifications and other movements	–	(2)	–	(1)	1	(2)

At 31st December 2006	117	17	131	1,105	213	1,583

To be settled within one year	64	15	117	743	116	1,055
To be settled after one year	53	2	14	362	97	528

At 31st December 2006	117	17	131	1,105	213	1,583

The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. The exchange offer incentive programme operated at the time of the merger to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options. The incentive is paid either when employees exercise the relevant options, or when the options lapse, up to 2010. The discount on this provision increased by £2 million in 2006 (2005 – £4 million), and was calculated using risk-free rates of return. Costs recognised in the remaining merger integration provision in respect of identified severances are expected to be incurred in 2007.

Operational excellence is the term used by the Group to refer to the continuous worldwide programme of cost saving measures that are carried out within all areas of the business. The majority of these projects are of a short-term nature.

GSK is involved in a number of legal and other disputes, including notification of possible claims, as set out in Note 43 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal and other specialist advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. These provisions were discounted by £2 million in 2006 (2005 – £71 million) using risk-adjusted projected cash flows and risk-free rates of return. The effect of the change in the discount rate in 2006 is to increase the discount at 31st December by £7 million. A number of products have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.

At 31st December 2006, it is expected that £120 million (2005 – £115 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within current and non-current assets.

For a discussion of legal issues, refer to Note 43 ‘Legal proceedings’.

GSK Annual Report 2006
115

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

28 Other non-current liabilities

	2006	2005
	£m	£m

Accruals and deferred income	97	58
Derivative financial instruments	60	26
Other payables	249	383

	406	467

29 Contingent liabilities

At 31st December 2006 contingent liabilities, comprising guarantees, letters of credit, discounted bills and other items arising in the normal course of business, amounted to £258 million (2005 – £342 million). At 31st December 2006, £114 million (2005 – £96 million) financial assets were pledged as collateral for contingent liabilities. For discussions of tax and legal issues, refer to Note 12, ‘Taxation’ and Note 43, ‘Legal proceedings’.

30 Net debt

	2006	2005
	£m	£m

Current assets:
Liquid investments	1,035	1,025
Cash and cash equivalents	2,005	4,209

	3,040	5,234

Short-term borrowings:
6.125% US$ Notes 2006	–	(291)
2.375% US$ Medium Term Note 2007	(255)	–
Commercial paper	–	(576)
Bank loans and overdrafts	(410)	(249)
Other loans	(11)	(46)
Obligations under finance leases	(42)	(38)

	(718)	(1,200)

Long-term borrowings:
2.375% US$ US Medium Term Note 2007	–	(283)
3.375% € European Medium Term Note 2008	(671)	(689)
4.875% £ European Medium Term Note 2008	(494)	(502)
3.25% € European Medium Term Note 2009	(338)	(342)
3.00% € European Medium Term Note 2012	(503)	(510)
4.375% US$ US Medium Term Note 2014	(719)	(825)
4.00% € European Medium Term Note 2025	(497)	(503)
5.25% £ European Medium Term Note 2033	(977)	(976)
5.375% US$ US Medium Term Note 2034	(253)	(288)
Loan stock	(10)	(11)
Bank loans	(1)	(3)
Other loans and private financing	(212)	(256)
Obligations under finance leases	(97)	(83)

	(4,772)	(5,271)

Net debt	(2,450)	(1,237)

Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2006, they included redeemable shares, which were fully collateralised with highly rated bonds, of €1 billion (£676 million), and government bonds. The effective interest rate on liquid investments at 31st December 2006 was approximately 3.7% (2005 – approximately 2.8%) .

The effective interest rate on cash and cash equivalents at 31st December 2006 was approximately 4.8% (2005 – approximately 4.0%) .

GSK Annual Report 2006
116

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

30 Net debt continued

Short-term borrowings
Commercial paper comprises a US$10 billion programme, of which none was in issue at 31st December 2006 (2005 – $991 million (£576 million)), backed up by committed facilities of 364 days duration of $900 million (£459 million) (2005 – $900 million (£523 million)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.

The weighted average interest rate on current bank loans and overdrafts at 31st December 2006 was 2.4% (2005 – 4.0%) .

Long-term borrowings
Loans due after one year are repayable over various periods as follows:

	2006	2005
	£m	£m

Between one and two years	1,202	317
Between two and three years	366	1,224
Between three and four years	26	354
Between four and five years	7	9
After five years	3,171	3,367

	4,772	5,271

The loans repayable after five years carry interest at effective rates between 3.0% and 5.4% . The repayment dates range from 2012 to 2034.

The average effective interest rate of all Notes at 31st December 2006 was approximately 4.3% (2005 – approximately 4.5%) .

Secured loans
Loans amounting to £8 million (2005 – £20 million) are secured by charges on non-current and current assets.

Finance lease obligations	2006	2005
	£m	£m

Rental payments due within one year	49	41
Rental payments due between one and two years	41	33
Rental payments due between two and three years	30	23
Rental payments due between three and four years	18	13
Rental payments due between four and five years	8	9
Rental payments due after five years	14	15

Total future rental payments	160	134
Future finance charges	(21)	(13)

Total finance lease obligations	139	121

GSK Annual Report 2006
117

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

31 Share capital and share premium account

	Ordinary shares of 25p each		Share
			premium
	Number	£m	£m

Share capital authorised
At 31st December 2004	10,000,000,000	2,500
At 31st December 2005	10,000,000,000	2,500
At 31st December 2006	10,000,000,000	2,500

Share capital issued and fully paid

At 1st January 2004	5,949,463,628	1,487	264
Issued under share option schemes	6,300,203	2	40
Purchased and cancelled	(18,075,000)	(5)	–

At 31st December 2004	5,937,688,831	1,484	304
Issued under share option schemes	25,162,425	7	245

At 31st December 2005	5,962,851,256	1,491	549
Issued under share option schemes	28,750,592	7	309

At 31st December 2006	5,991,601,848	1,498	858

	31st December	31st December	31st December
	2006	2005	2004

Number (‘000) of shares issuable under outstanding options (Note 40)	225,163	221,293	276,954

Number (‘000) of unissued shares not under option	3,783,235	3,815,856	3,785,358

At 31st December 2006, of the issued share capital, 153,451,642 shares were held in the ESOP Trust, 235,482,678 shares were held as Treasury shares and 5,602,667,528 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trust are disclosed in Note 40.

In October 2006, the Group announced a new share buy-back programme totalling £6 billion, which is expected to be completed over a three year period. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. In 2006, the Group also commenced close period share buy-backs by operating under specific, irrevocable agreements put in place with its brokers prior to the start of each close period.

A total of £7.8 billion has been spent by the company between 1st January 2001 and 31st December 2006 on buying its own shares for cancellation or to be held as Treasury shares, of which £1.3 billion was spent in 2006 (£0.5 billion under the new £6 billion programme).

20.4 million shares have been purchased in the period 1st January 2007 to 23rd February 2007 at a cost of £290 million. All purchases were made through the publicly announced buy-back programme.

The table below sets out the monthly purchases under the share buy-back programme:

		Average share price excluding
	Number of shares	commission and stamp duty
Month	000	£

January 2006	Nil	–
February 2006	4,375	14.67
March 2006	10,040	15.34
April 2006	640	15.63
May 2006	10,200	15.09
June 2006	8,567	14.81
July 2006	5,935	15.07
August 2006	9,080	14.41
September 2006	6,525	14.42
October 2006	10,628	14.30
November 2006	18,550	13.73
December 2006	8,163	13.39

Total	92,703	14.45

All shares purchased in 2006 are held as Treasury shares. For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 177.

GSK Annual Report 2006
118

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

32 Movements in equity

				Shareholders’ equity

	Share	Share	Retained	Other		Minority	Total
	capital	premium	earnings	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2004	1,487	264	3,959	(793)	4,917	681	5,598
Recognised income and expense for the year	–	–	3,906	–	3,906	93	3,999
Changes in minority shareholdings	–	–	–	–	–	(489)	(489)
Distributions to minority shareholders	–	–	–	–	–	(72)	(72)
Dividends to shareholders	–	–	(2,476)	–	(2,476)	–	(2,476)
Ordinary shares issued	2	40	–	–	42	–	42
Ordinary shares purchased and cancelled	(5)	–	(201)	5	(201)	–	(201)
Ordinary shares purchased and held as Treasury shares	–	–	(799)	–	(799)	–	(799)
Ordinary shares transferred by ESOP Trusts	–	–	–	23	23	–	23
Write-down of shares held by ESOP Trusts	–	–	(180)	180	–	–	–
Share-based incentive plans	–	–	333	(21)	312	–	312

At 31st December 2004	1,484	304	4,542	(606)	5,724	213	5,937
Implementation of accounting for financial instruments under IAS 39	–	–	(94)	78	(16)	4	(12)

At 1st January 2005, as adjusted	1,484	304	4,448	(528)	5,708	217	5,925
Recognised income and expense for the year	–	–	4,426	(3)	4,423	153	4,576
Changes in minority shareholdings	–	–	(15)	–	(15)	(25)	(40)
Distributions to minority shareholders	–	–	–	–	–	(86)	(86)
Dividends to shareholders	–	–	(2,390)	–	(2,390)	–	(2,390)
Ordinary shares issued	7	245	–	–	252	–	252
Ordinary shares purchased and held as Treasury shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Ordinary shares transferred by ESOP Trusts	–	–	–	68	68	–	68
Write-down of shares held by ESOP Trusts	–	–	(155)	155	–	–	–
Share-based incentive plans	–	–	240	–	240	–	240
Tax on share-based incentive plans	–	–	25	–	25	–	25

At 31st December 2005	1,491	549	5,579	(308)	7,311	259	7,570
Recognised income and expense for the year	–	–	5,248	59	5,307	88	5,395
Changes in minority shareholdings	–	–	–	–	–	2	2
Distributions to minority shareholders	–	–	–	–	–	(87)	(87)
Dividends to shareholders	–	–	(2,598)	–	(2,598)	–	(2,598)
Ordinary shares issued	7	309	–	–	316	–	316
Ordinary shares purchased and held as Treasury shares	–	–	(1,348)	–	(1,348)	–	(1,348)
Ordinary shares transferred by ESOP Trusts	–	–	–	151	151	–	151
Write-down of shares held by ESOP Trusts	–	–	(163)	163	–	–	–
Share-based incentive plans	–	–	226	–	226	–	226
Tax on share-based incentive plans	–	–	21	–	21	–	21

At 31st December 2006	1,498	858	6,965	65	9,386	262	9,648

Retained earnings and other reserves amounted to £7,030 million at 31st December 2006 (2005 – £5,271 million, 2004 – £3,936 million) of which £7,180 million (2005 – £8,067 million, 2004 – £10,243 million) relates to the company and £185 million (2005 – £180 million, 2004 – £108 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity since 1st January 2003 is shown in the following table:

	2006	2005	2004
	£m	£m	£m

Translation exchange at 1st January	217	5	46
Exchange movements on overseas net assets	(390)	203	(47)
Exchange movements on goodwill in reserves	31	9	6

Translation exchange at 31st December	(142)	217	5

GSK Annual Report 2006
119

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

32 Movements in equity continued

Other reserves is analysed as follows:

			Cash flow
	ESOP Trust	Fair value	hedge	Other
	shares	reserve	reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2004	(2,718)	–	–	1,925	(793)
Ordinary shares purchased and cancelled	–	–	–	5	5
Ordinary shares transferred by ESOP Trusts	23	–	–	–	23
Write-down of shares held by ESOP Trusts	180	–	–	–	180
Share-based incentive plans	(21)	–	–	–	(21)

At 31st December 2004	(2,536)	–	–	1,930	(606)
Implementation of accounting for financial instruments under IAS 39	–	76	2	–	78

At 1st January 2005, as adjusted	(2,536)	76	2	1,930	(528)
Recognised income and expense for the year	–	–	(3)	–	(3)
Ordinary shares transferred by ESOP Trusts	68	–	–	–	68
Write-down of shares held by ESOP Trusts	155	–	–	–	155

At 31st December 2005	(2,313)	76	(1)	1,930	(308)
Recognised income and expense for the year	–	61	(2)	–	59
Ordinary shares transferred by ESOP Trusts	151	–	–	–	151
Write-down of shares held by ESOP Trusts	163	–	–	–	163

At 31st December 2006	(1,999)	137	(3)	1,930	65

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2006 (2005 – £1,561 million; 2004 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £81 million at 31st December 2006 (2005 – £81 million, 2004 – £81 million).

33 Related party transactions

GlaxoSmithKline held an 18.7% interest in Quest Diagnostics Inc. at 31st December 2006 (2005 – 18.4%) . The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2006, Quest Diagnostics provided services of £48 million (2005 – £39 million) to the Group. At 31st December 2006 the balance payable by GlaxoSmithKline to Quest Diagnostics was £4 million (2005 – £5 million).

In 2006, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2006, GlaxoSmithKline provided services to the joint venture of £2 million (2005 – £1 million). At 31st December 2006 the balance due to GlaxoSmithKline from the joint venture was £3 million (2005 – £1 million).

Dr Shapiro, a former Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2005 – $85,000) of which $30,000 (2005 –$30,000) was in the form of ADSs, from a subsidiary of the company, for her membership of the Group’s Scientific Advisory Board. These fees are included within ‘Annual remuneration’ in the Remuneration Report on pages 65 to 82.

The aggregate compensation of the Directors, CET and Company Secretary is given in Note 8, ‘Employee Costs’.

GSK Annual Report 2006
120

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

34 Reconciliation of profit after tax to operating cash flows

Reconciliation of profit after tax to operating cash flows

		2006	2005	2004
	Notes	£m	£m	£m

Profit after tax	5	5,498	4,816	4,022
Tax on profits		2,301	1,916	1,757
Share of after tax profits of associates and joint ventures		(56)	(52)	(60)
Profit on disposal of interest in associates		–	–	(149)
Finance income/costs		65	194	186
Depreciation		732	710	691
Impairment and assets written off		208	193	94
Amortisation of intangible assets		226	194	168
(Profit)/loss on sale of property, plant and equipment		–	(19)	2
(Profit)/loss on sale of intangible assets		(158)	(203)	1
Profit on sale of equity investments		(18)	(15)	(33)
Fair value loss on inventory sold		–	–	13
Changes in working capital:
(Increase)/decrease in inventories		(298)	47	(33)
Increase in trade and other receivables		(529)	(397)	(235)
Increase in trade and other payables		354	491	163
Decrease in pension and other provisions		(270)	(453)	(351)
Share-based incentive plans		226	236	333
Other		(78)	7	(42)

Cash generated from operations		8,203	7,665	6,527

35 Reconciliation of net cash flow to movement in net debt

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of year	(1,237)	(1,984)	(1,648)
Implementation of accounting for financial instruments under IAS 39	–	13	–
(Decrease)/increase in cash and bank overdrafts	(1,956)	1,384	617
Cash outflow/(inflow) from liquid investments	55	(550)	53
Net increase in long-term loans	–	(912)	(1,350)
Net repayment of short-term loans	739	857	407
Net repayment of obligations under finance leases	34	36	22
Net non-cash funds of subsidiary undertakings acquired	–	(68)	–
Exchange adjustments	(9)	39	24
Other non-cash movements	(76)	(52)	(109)

Movement in net debt	(1,213)	747	(336)

Net debt at end of year	(2,450)	(1,237)	(1,984)

GSK Annual Report 2006
121

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

35 Reconciliation of net cash flow to movement in net debt continued

Analysis of changes in net debt

	At 31.12.05	Exchange	Other	Acquisitions	Cash flow	At 31.12.06
	£m	£m	£m	£m	£m	£m

Liquid investments	1,025	(45)	–	–	55	1,035

Cash and cash equivalents	4,209	(281)	–	25	(1,948)	2,005
Overdrafts	(237)	27	–	–	(33)	(243)

	3,972	(254)	–	25	(1,981)	1,762

Debt due within one year:
Commercial paper	(576)	–	–	–	576	–
Eurobonds and Medium-Term Notes	(291)	10	(255)	–	281	(255)
Other	(96)	(1)	(11)	–	(112)	(220)

	(963)	9	(266)	–	745	(475)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(5,160)	271	230	–	–	(4,659)
Other	(111)	10	(40)	–	28	(113)

	(5,271)	281	190	–	28	(4,772)

Net debt	(1,237)	(9)	(76)	25	(1,153)	(2,450)

For further information on significant changes in net debt see Note 30 ‘Net debt’.

36 Acquisitions and disposals
Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:

2006
Acquisitions
CNS, Inc.
On 19th December 2006, the Group acquired 100% of the issued share capital of CNS, Inc., a consumer healthcare company based in the USA for a cash consideration of £280 million. The company markets Breathe Right nasal dilator strips and FiberChoice dietary fibre supplements. These are the key intangible assets acquired and have been valued using a discounted cash flow calculation. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for expansion of the brands into other overseas markets and the expected synergies for the Group. CNS Inc. had a turnover of £71 million (2005 – £60 million) and a profit of £11 million (2005 – profit £9 million) for the year of which £2 million of turnover and £nil of profit related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	4	203	207
Property, plant and equipment	1	–	1
Other assets including cash and cash equivalents	44	–	44
Deferred tax provision	–	(77)	(77)
Other liabilities	(7)	–	(7)

	42	126	168
Goodwill	–	112	112

Total consideration	42	238	280

GSK Annual Report 2006
122

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Acquisitions and disposals continued

Euclid SR Partners, LP
During 2006, an additional £5 million was invested in Euclid SR Partners, LP, an associate in which the Group has a 38.7% share.

Shionogi-GlaxoSmithKline Holdings Ltd
During 2006, an additional £8 million was invested in Shionogi GlaxoSmithKline Holdings Ltd, a joint venture in which the Group has a 50% share.

Pliva Research Institute Ltd.
In May 2006, the Group purchased the entire share capital of the Pliva Research Institute Ltd. for a cash consideration of £26 million, of this amount £8 million is deferred, with payment being made when Phase I clinical trials are initiated.

GlaxoSmithKline K.K.
In August 2006, a Japanese subsidiary of the Group made a cash payment of £150 million to complete the purchase of the remaining 15% of the share capital held by the minority shareholder. This payment was preceded in the year by a dividend to the minority shareholders of £7 million representing additional consideration.

			Shionogi	Pliva
		Euclid SR	GlaxoSmithKline	Research	GlaxoSmith-
	CNS Inc.	Partners, LP	Holdings Ltd.	Institute	Kline K.K.	Other	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration	280	5	8	18	157	–	468
Cash and cash equivalents acquired	(24)	–	–	(1)	–	–	(25)

Net cash payment on acquisitions	256	5	8	17	157	–	443

Net cash proceeds from disposals	–	–	–	–	–	(5)	(5)

2005
Acquisitions
ID Biomedical Corporation
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

GSK Annual Report 2006
123

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Acquisitions and disposals continued

Corixa Corporation
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

GSK Annual Report 2006
124

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

36 Acquisitions and disposals continued

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

Disposals

Quest Diagnostics Inc.
During 2004, the Group disposed of 3.8 million shares from its investment in Quest Diagnostics Inc. for cash proceeds of £188 million, reducing the Group’s shareholding at 31st December 2004 to 18.6% . A profit of £150 million was recognised.

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

GSK Annual Report 2006
125

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

37 Commitments

Contractual obligations and commitments	2006	2005
	£m	£m

Contracted for but not provided in the financial statements:
Intangible assets	3,219	1,833
Plant, property and equipment	521	376
Investments	196	13
Purchase commitments	299	376
Business combinations	258	–
Pensions	975	2,200
Theravance put option agreement	258	258
Other commitments	65	64
Interest on loans	2,875	3,067

	8,666	8,187

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development and which represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2006 under licensing and other agreements, including ChemoCentryx Inc., EPIX Pharmaceuticals Inc. and Genmab A/S. At 31st December 2006, the Genmab agreement was subject to review by the US Government under the Hart-Scott-Rodino Act. Approval was received on 6th February 2007.

On 8th December 2006, GSK entered into an agreement to acquire Domantis Limited for £230 million in cash. At 31st December 2006, the acquisition agreement was subject to clearance under the Hart-Scott-Rodino Act. Approval was received on 5th January 2007. On 21st December 2006, GSK entered into an agreement to acquire all the outstanding shares of Praecis Pharmaceuticals Inc. for approximately $54.8 million (£28 million) by means of a cash tender offer in early 2007.

In 2006, GSK formalised an agreement with the trustees of the UK pension schemes to make additional contributions of up to £325 million per year, in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits on an IAS 19 basis, by that point. The table above shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £200 million. GSK has also committed to eliminate any future deficits that may arise over a rolling five-year period. No other commitments have been made past 31st December 2009.

The Group has entered into a put option agreement whereby Theravance’s shareholders can sell up to half of their Theravance shares to GSK at a pre-determined price ($19.375) . Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. The expiry date is August 2007.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

Commitments under operating leases	2006	2005
	£m	£m

Rental payments due within one year	94	111
Rental payments due between one and two years	74	78
Rental payments due between two and three years	55	60
Rental payments due between three and four years	41	45
Rental payments due between four and five years	33	40
Rental payments due after five years	77	103

Total commitments under operating lease	374	437

38 Post balance sheet events

On 5th January 2007, GSK completed the acquisition of Domantis Limited for £230 million in cash.

On 7th February 2007, the FDA approved orlistat for OTC use in the USA under the brand name alli.

On 15th February 2007, GSK entered into a second hedging contract over an additional 10 million shares in Quest Diagnostics Inc. through another series of variable sale forward contracts maturing between 2013 and 2015.

On 16th February 2007, GSK completed the cash tender offer for Praecis Pharmaceuticals Inc.

On 20th February 2007, GSK and the Roche Group settled their arbitration proceedings relating to the licensing and co-marketing of carvedilol and GSK acquired from Roche the OTC marketing rights to orlistat outside the USA.

GSK Annual Report 2006
126

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures

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

The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Certain of these and other borrowings are swapped into other currencies as required for Group purposes.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant net assets.

At 31st December 2006, the Group had outstanding contracts to sell or purchase foreign currency having a total gross notional principal amount of £14,687 million (2005 – £15,974 million). The majority of contracts are for periods of 12 months or less.

Based on the composition of net debt at 31st December 2006, a 10% appreciation in Sterling against major currencies would result in a reduction in the Group’s net debt of approximately £210 million. A 10% weakening in Sterling against major currencies would result in an increase in the Group’s net debt of approximately £256 million.

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

Sensitivity analysis considers the sensitivity of the Group’s net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt and financing arrangements at 31st December 2006, and taking into consideration all fixed rate borrowings in place, a one percentage point (100 basis points) decrease in average interest rates would result in an increase in the Group’s annual net interest charge of approximately £5 million.

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

Credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 80% of the Group’s US pharmaceutical sales. At 31st December 2006, the Group had trade receivables due from these three wholesalers totalling £1,044 million (31st December 2005 – £1,051 million).

GSK Annual Report 2006
127

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

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

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as for share purchases and business acquisitions.

GSK operates with a high level of interest cover and at low levels of net debt relative to its market capitalisation. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via its commercial paper programme and short-term investments. The Group also has a European Medium Term Note programme of £10 billion, of which £3.5 billion was in issue at 31st December 2006. In March 2004, the Group established a US Shelf Registration of $5 billion; at 31st December 2006 $2.4 billion (£1.2 billion) was in issue.

Fair value of financial assets and liabilities
The table on page 129 presents the carrying amounts under IFRS and the fair values of the Group’s financial assets and liabilities at 31st December 2006 and 31st December 2005.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Equity investments – investments traded in an active market, determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets
•	Cash and cash equivalents – approximates to the carrying amount

•	Liquid investments – based on quoted market prices in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date

•	Currency swaps – based on market valuations at the balance sheet date

•	Quest equity collar and Theravance put and call options – based on an option pricing model which uses significant assumptions in respect of price volatility, dividend yield and interest rates

•	Interest rate instruments – based on the net present value of discounted cash flows

•	Receivables and payables – approximates to the carrying amount

•	Lease obligations – approximates to the carrying amount.

In the year ended 31st December 2006, the total amount of the change in fair values estimated using valuation techniques referred to above resulted in a credit to the income statement of £5 million (2005 – £1 million).

Fair value of investments in GSK shares
At 31st December 2006 the ESOP Trusts held GSK ordinary shares with a carrying value of £1,999 million (2005 – £2,313 million) with a fair value of £2,062 million (2005 – £2,460 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2006, GSK held Treasury shares at a cost of £3,147 million (2005 – £1,799 million) which has been deducted from retained earnings.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of $900 million (£459 million) (2005 – $900 million (£523 million)) of 364 days duration, renewable annually. At 31st December 2006, undrawn committed facilities totalled $900 million (£459 million) (2005 – $900 million (£523 million)).

GSK Annual Report 2006
128

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

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

		2006		2005

At 31st December	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

Liquid investments	1,035	1,035	1,025	1,025
Cash and cash equivalents	2,005	2,005	4,209	4,209

Current asset financial instruments	3,040	3,040	5,234	5,234

£ notes and bonds	(977)	(1,043)	(976)	(1,097)

US$ notes, bonds and private financing	(1,435)	(1,446)	(1,929)	(1,932)
Notes and bonds swapped into US$	(494)	(493)	(502)	(501)
Currency swaps	101	101	54	54
Interest rate swaps	(46)	(46)	(47)	(47)

	(1,874)	(1,884)	(2,424)	(2,426)

Notes swapped into Yen	(338)	(335)	(342)	(348)
Currency swaps	44	44	10	10

	(294)	(291)	(332)	(338)

€ notes	(1,671)	(1,620)	(1,702)	(1,705)
Interest rate swap	6	6	5	5

	(1,665)	(1,614)	(1,697)	(1,700)

Other short-term borrowings	(463)	(463)	(909)	(909)
Other long-term borrowings	(112)	(112)	(111)	(111)

Total borrowings and related swaps	(5,385)	(5,407)	(6,449)	(6,581)

Equity investments	441	441	362	362
Receivables	4,773	4,773	4,934	4,934
Payables	(4,581)	(4,581)	(4,754)	(4,754)
Other derivatives – assets	37	37	126	126
Other derivatives – liabilities	(49)	(49)	(150)	(150)
Other financial assets	263	263	271	271
Other financial liabilities	(232)	(232)	(391)	(391)

Total financial assets and liabilities	(1,693)	(1,715)	(817)	(949)

Total financial assets	8,710	8,710	10,996	10,996

Total financial liabilities	(10,403)	(10,425)	(11,813)	(11,945)

Reconciliation to net debt

Liquid investments	1,035	1,035	1,025	1,025
Cash and cash equivalents	2,005	2,005	4,209	4,209
Total borrowings	(5,385)	(5,407)	(6,449)	(6,581)

	(2,345)	(2,367)	(1,215)	(1,347)
Less net effect of interest rate and currency swaps	(105)	(105)	(22)	(22)

Net debt	(2,450)	(2,472)	(1,237)	(1,369)

GSK Annual Report 2006
129

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

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

			Cash and		Other
		Liquid	cash		financial
At 31st December 2006	Investments	investments	equivalents	Receivables	assets	Total
Financial assets	£m	£m	£m	£m	£m	£m

Less than one year	–	1,035	1,952	211	1	3,199
Between one and two years	–	–	–	3	–	3
Between two and three years	–	–	–	1	–	1
Between three and four years	–	–	–	–	–	–
Between four and five years	–	–	–	–	–	–
Greater than five years	–	–	–	–	104	104

Total interest earning	–	1,035	1,952	215	105	3,307

Analysed as:
Fixed rate interest	–	285	12	207	104	608
Floating rate interest	–	750	1,940	8	1	2,699

Total interest earning	–	1,035	1,952	215	105	3,307
Non-interest earning	441	–	53	4,558	351	5,403

Total	441	1,035	2,005	4,773	456	8,710

			Cash and		Other
		Liquid	cash		financial
At 31st December 2005	Investments	investments	equivalents	Receivables	assets	Total
Financial assets	£m	£m	£m	£m	£m	£m

Less than one year	–	1,025	4,188	204	94	5,511
Between one and two years	–	–	–	8	–	8
Between two and three years	–	–	–	13	–	13
Between three and four years	–	–	–	12	–	12
Between four and five years	–	–	–	–	–	–
Greater than five years	–	–	–	–	117	117

Total interest earning	–	1,025	4,188	237	211	5,661

Analysed as:
Fixed rate interest	–	292	–	207	117	616
Floating rate interest	–	733	4,188	30	94	5,045

Total interest earning	–	1,025	4,188	237	211	5,661
Non-interest earning	362	–	21	4,697	255	5,335

Total	362	1,025	4,209	4,934	466	10,996

GSK Annual Report 2006
130

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

		Effect of	Obligations		Other
		interest rate	under finance		financial
At 31st December 2006	Debt	swaps	leases	Payables	liabilities	Total
Financial liabilities	£m	£m	£m	£m	£m	£m

Less than one year	(895)	(1,883)	(106)	(14)	–	(2,898)
Between one and two years	(1,166)	1,164	(10)	–	–	(12)
Between two and three years	(339)	–	(7)	–	–	(346)
Between three and four years	(1)	–	(8)	–	–	(9)
Between four and five years	–	–	(6)	–	–	(6)
Greater than five years	(2,948)	719	(2)	–	–	(2,231)

Total interest bearing	(5,349)	–	(139)	(14)	–	(5,502)

Analysed as:
Fixed rate interest	(4,721)	2,138	(46)	(6)	–	(2,635)
Floating rate interest	(628)	(2,138)	(93)	(8)	–	(2,867)

Total interest bearing	(5,349)	–	(139)	(14)	–	(5,502)
Non-interest bearing	(2)	–	–	(4,567)	(332)	(4,901)

Total	(5,351)	–	(139)	(4,581)	(332)	(10,403)

		Effect of	Obligations		Other
		interest rate	under finance		financial
At 31st December 2005	Debt	swaps	leases	Payables	liabilities	Total
Financial liabilities	£m	£m	£m	£m	£m	£m

Less than one year	(1,176)	(2,348)	(103)	(148)	(61)	(3,836)
Between one and two years	(287)	291	(3)	–	(23)	(22)
Between two and three years	(1,190)	1,185	(3)	–	–	(8)
Between three and four years	(343)	–	(2)	–	–	(345)
Between four and five years	–	–	(2)	–	–	(2)
Greater than five years	(3,354)	872	(8)	–	–	(2,490)

Total interest bearing	(6,350)	–	(121)	(148)	(84)	(6,703)

Analysed as:
Fixed rate interest	(5,527)	2,348	(21)	–	(24)	(3,224)
Floating rate interest	(823)	(2,348)	(100)	(148)	(60)	(3,479)

Total interest bearing	(6,350)	–	(121)	(148)	(84)	(6,703)
Non-interest bearing	–	–	–	(4,606)	(504)	(5,110)

Total	(6,350)	–	(121)	(4,754)	(588)	(11,813)

Maturity analysis of interest earning financial assets
The maturity analysis of interest earning financial assets is equivalent to the maturity analysis presented in the interest rate profile table above.

Maturity analysis of interest bearing financial liabilities

		Finance
At 31st December 2006	Debt	leases	Payables	Total
Financial liabilities	£m	£m	£m	£m

Within one year or on demand	(676)	(42)	(14)	(732)
Between one and two years	(1,166)	(36)	–	(1,202)
Between two and three years	(339)	(27)	–	(366)
Between three and four years	(11)	(15)	–	(26)
Between four and five years	–	(7)	–	(7)
After five years	(3,157)	(12)	–	(3,169)

	(5,349)	(139)	(14)	(5,502)

GSK Annual Report 2006
131

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

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

Currency profiles of financial assets and liabilities
The Group’s currency exposures that give rise to net currency gains and losses that are recognised in the income statement arise principally in companies with Sterling functional currency. The tables below set out these exposures on financial assets and liabilities held in currencies other than the functional currencies of Group companies after the effect of currency swaps.

At 31st December 2006	Sterling	US$	Euro	Yen	Other	Total
Financial assets	£m	£m	£m	£m	£m	£m

Investments	–	140	3	–	27	170
Cash and cash equivalents	2	81	6	2	18	109
Receivables	2	221	118	–	34	375
Other financial assets	–	2	1	–	4	7

	4	444	128	2	83	661

At 31st December 2005	Sterling	US$	Euro	Yen	Other	Total
Financial assets	£m	£m	£m	£m	£m	£m

Investments	8	108	3	–	11	130
Cash and cash equivalents	1	46	10	2	19	78
Receivables	7	123	89	–	91	310
Other financial assets	–	–	–	–	–	–

	16	277	102	2	121	518

At 31st December 2006	Sterling	US$	Euro	Yen	Other	Total
Financial liabilities	£m	£m	£m	£m	£m	£m

Debt	–	–	–	–	–	–
Obligations under finance leases	–	–	(9)	–	(8)	(17)
Payables	(14)	(117)	(67)	(2)	(93)	(293)

	(14)	(117)	(76)	(2)	(101)	(310)

At 31st December 2005	Sterling	US$	Euro	Yen	Other	Total
Financial liabilities	£m	£m	£m	£m	£m	£m

Debt	–	–	(497)	–	–	(497)
Obligations under finance leases	–	(2)	–	–	–	(2)
Payables	(7)	(18)	(13)	(1)	(30)	(69)

	(7)	(20)	(510)	(1)	(30)	(568)

GSK Annual Report 2006
132

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

Derivative financial instruments
The table below sets out the net principal amount and fair value of derivative contracts held by GSK:

			Fair value
	Contract or underlying
	principal amount	Assets	Liabilities
	2006	2006	2006
	£m	£m	£m

Currency and interest related instruments:
Foreign exchange contracts	461	20	(25)
Cross currency swaps	838	150	(5)
Interest rate swaps	1,696	6	(46)

Equity related instruments:
Options and warrants	407	13	(12)
Equity collar	270	–	(12)

Embedded derivatives	43	4	–

Total derivative financial instruments		193	(100)

			Fair value
	Contract or underlying
	principal amount	Assets	Liabilities
	2005	2005	2005
	£m	£m	£m

Currency and interest related instruments:
Foreign exchange contracts	(4,665)	102	(85)
Cross currency swaps	842	64	–
Interest rate swaps	1,848	5	(47)

Equity related instruments:
Options and warrants	290	21	(49)
Equity collar	299	–	(14)

Embedded derivatives	34	3	(2)

Total derivative financial instruments		195	(197)

Derivative financial instruments
Included in ‘Equity related instruments’ above are variable sale forward contracts in Quest Diagnostics Inc. and options in Theravance Inc., as detailed below.

In 2002, GSK hedged part of the equity value of its holdings in Quest, its largest equity investment, through a series of variable sale forward contracts. The contracts (‘the equity collar’) were renewed in 2006 and are structured in five series, each over two million Quest shares, and mature between 2010 and 2012. The fair value of the contracts at 31st December 2006 was a liability of $24 million (£12 million) (2005 – $24 million (£14 million)). A second hedging contract over an additional 10 million shares was entered into on 15th February 2007 – see Note 38 ‘Post balance sheet events’.

The Group has entered into a put option agreement whereby Theravance’s shareholders can sell up to half of their Theravance shares to GSK at a pre-determined price ($19.375) . Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. At 31st December 2006, this option is recorded as a liability of $19 million (£10 million) (2005 – $81 million (£47 million)). As at 31st December 2006, the maximum potential exposure to GSK from fair value movements of these options is therefore approximately $506 million (£258 million) (2005 – $444 million (£258 million)). The expiry date is August 2007.

The Group has entered into a call option agreement whereby it can purchase half of the outstanding Theravance shares in issue at a predetermined price ($54.25) . At 31st December 2006, this option is recorded as an asset of $15 million (£8 million) (2005 – $28 million (£16 million)). As at 31st December 2006, the maximum potential exposure to GSK from fair value movements of this option is therefore $15 million. The expiry date is July 2007.

GSK Annual Report 2006
133

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

39 Financial instruments and related disclosures continued

The following table sets out the principal amount and fair values of derivative contracts which qualify for hedge accounting treatment:

		2006		2005

	Contract or underlying	Fair value of	Contract or underlying	Fair value of
	principal amount	derivative contract	principal amount	derivative contract
	£m	£m	£m	£m

Cash flow hedges:
Cross currency swaps	338	44	342	10

Fair value hedges:
Foreign exchange contracts	–	–	2,151	74
Interest rate swaps	1,696	(40)	1,848	(42)
Cross currency swaps	500	(5)	500	3

Net investment hedges:
Foreign exchange contracts	(5,049)	11	(6,816)	(57)
Cross currency swaps	500	106	500	51

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

40 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. In 2004, the Group introduced a new share award scheme, the Share Value Plan, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.

Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of restricted shares and share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years’ saving. Options under the share option schemes are granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.

Share options awarded to the Directors and, with effect from the 2004 grant, the CET are subject to performance criteria as laid out in the Remuneration Report.

The stock-based compensation charge has been recorded in the income statement as follows:

	2006	2005	2004
	£m	£m	£m

Cost of sales	18	17	35
Selling, general and administration	143	150	207
Research and development	65	69	91

	226	236	333

GSK Annual Report 2006
134

<

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Employee share schemes continued

Option pricing
For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2004, 2005 and 2006 are as follows:

	2006	2005	2004

Risk-free interest rate	4.2% – 5.0%	4.0% – 4.8%	3.3% – 4.6%
Dividend yield	3.3%	3.0%	3.2%
Volatility	18% – 29%	21% – 28%	26% – 29%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option schemes	3 years	3 years	3 years
Weighted average share price for grants in the year:
Ordinary shares	£14.64	£13.15	£11.25
ADSs	$51.40	$47.42	$43.23

Volatility was determined based on the three year share price history. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

Options outstanding	Share option	Share option	Savings-related
schemes – shares	schemes – ADSs	share option schemes

Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
Number	exercise	fair	Number	exercise	fair	Number	exercise	fair
000	price	value	000	price	value	000	price	value

At 1st January 2004	205,705	£14.89	106,529	$46.58	10,583	£9.59
Options granted	9,837	£11.23	£2.49	9,222	$42.99	$8.54	1,580	£9.52	£3.30
Options exercised	(5,764)	£6.54	(1,845)	$25.65	(232)	£9.18
Options lapsed	(11,997)	£15.33	(3,427)	$48.28	(1,790)	£10.46

At 31st December 2004	197,781	£14.92	110,479	$46.57	10,141	£9.44
Options granted	516	£12.57	£2.76	956	$45.66	$9.90	5,167	£11.45	£3.68
Options exercised	(10,483)	£9.91	(7,537)	$38.83	(5,732)	£9.16
Options lapsed	(20,888)	£17.16	(8,306)	$50.26	(810)	£11.02

At 31st December 2005	166,926	£14.97	95,592	$46.86	8,766	£10.66
Options granted	9,776	£14.78	£3.53	7,940	$51.36	$11.59	2,069	£11.40	£3.41
Options exercised	(13,244)	£11.66	(13,310)	$41.78	(2,009)	£9.48
Options lapsed	(6,755)	£15.35	(1,791)	$46.88	(653)	£10.97

At 31st December 2006	156,703	£15.22	88,431	$48.02	8,173	£11.11

Range of exercise prices	£10.06	–	£19.77	$32.09	–	$61.35	£10.20	–	£11.45

Weighted average remaining contractual life	4.9 years	5.6 years	2.4 years

The total intrinsic value (the amount by which the share price exceeded the exercise price of the option) of options exercised during 2006 was £129 million (2005 – £122 million).

The aggregate intrinsic value of options outstanding at 31st December 2006 was £342 million.

GSK Annual Report 2006
135

<

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Employee share schemes continued

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

Options outstanding			Share option			Share option			Savings-related
at 31st December 2006		schemes – shares			schemes – ADSs		share option schemes

		Weighted	Latest		Weighted	Latest			Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	000	price	date	000	price	date	000	price	date

1997	4,379	£11.85	13.11.07	2,130	$40.20	13.11.07	–	–	–
1998	14,286	£16.91	23.11.08	5,132	$54.29	23.11.08	–	–	–
1999	15,225	£18.20	01.12.09	6,966	$60.15	24.11.09	–	–	–
2000	14,649	£14.90	11.09.10	326	$58.88	09.08.10	–	–	–
2001	42,824	£18.12	29.11.11	27,450	$51.84	28.11.11	–	–	–
2002	19,302	£11.95	03.12.12	9,838	$37.60	03.12.12	–	–	–
2003	27,318	£12.67	14.12.13	19,396	$43.55	14.12.13	179	£10.20	31.05.07
2004	8,922	£11.23	02.12.14	8,919	$43.05	02.12.14	1,268	£9.52	31.05.08
2005	206	£13.08	01.11.15	464	$47.33	31.10.15	4,663	£11.45	31.05.09
2006	9,592	£14.69	28.11.16	7,810	$51.34	28.07.16	2,063	£11.40	31.05.10

Total	156,703	£15.22		88,431	$48.02		8,173	£11.11

All of the above options are exercisable, except all options over shares and ADSs granted in 2004, 2005 and 2006 and the savings-related share options granted in 2004, 2005 and 2006. The total number of non-vested options at 31st December 2006 was 26,713,865 share options and 17,192,398 ADS options (2005 – 45,645,311 share options and 31,326,848 ADS options). These options had a weighted average grant date fair value of £3.53 for share options, $11.59 for ADS options and £3.41 for savings-related share options (2005 – £2.95, $2.72 and £3.68 respectively).

There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable			Share option			Share option			Savings-related
		schemes – shares			schemes – ADSs		share option schemes

		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
	Number	exercise	fair	Number	exercise	fair	Number	exercise	fair
	000	price	value	000	price	value	000	price	value

At 31st December 2004	126,917	£16.49		57,421	$51.75		270	£14.12
At 31st December 2005	128,316	£15.77		64,265	$48.56		1,429	£9.16
At 31st December 2006	137,983	£15.51		71,238	$48.32		179	£10.20

Weighted average remaining		4.4 years			4.9 years			0.3 years
contractual life

Options vested during the year	24,991		£3.27	18,103		$12.35	789		£4.15

The aggregate intrinsic value of options exercisable at 31st December 2006 was £251 million. The total fair value of options vesting during the year was £206 million (2005 – £250 million; 2004 – £630 million).

GSK Annual Report 2006
136

<

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Employee share schemes continued

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

Number of shares and ADSs issuable	Shares	Weighted	ADSs	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2004	3,500		2,479
Awards granted	1,778	£7.25	1,339	$23.89
Awards exercised	(409)		(187)
Awards cancelled	(520)		(276)

At 31st December 2004	4,349		3,355
Awards granted	130	£9.02	88	$32.34
Awards exercised	(375)		(199)
Awards cancelled	(477)		(237)

At 31st December 2005	3,627		3,007
Awards granted	2,068	£10.06	1,452	$35.13
Awards exercised	(438)		(187)
Awards cancelled	(501)		(238)

At 31st December 2006	4,756		4,034

Share Value Plan
The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

Number of shares and ADSs issuable	Shares	Weighted	ADSs	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2004	–		–
Awards granted	4,419	£10.07	3,562	$38.14

At 31st December 2004	4,419		3,562
Awards granted	403	£12.00	511	$44.39
Awards exercised	(138)		(143)
Awards cancelled	(170)		(81)

At 31st December 2005	4,514		3,849
Awards granted	4,759	£13.45	4,126	$52.53
Awards exercised	(131)		(66)
Awards cancelled	(348)		(280)

At 31st December 2006	8,794		7,629

GSK Annual Report 2006
137

<

Back to Contents
FINANCIAL STATEMENTS

Notes to the financial statements
continued

40 Employee share schemes continued

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

Shares held for share award schemes	2006	2005

Number of shares (‘000)	37,508	22,169

	£m	£m

Nominal value	9	6
Carrying value	196	116
Market value	504	326

Shares held for share option schemes	2006	2005

Number of shares (‘000)	115,943	145,267

	£m	£m

Nominal value	29	36
Carrying value	1,803	2,197
Market value	1,558	2,134

GSK Annual Report 2006
138

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles

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

Under IFRS, costs to be incurred in integrating and restructuring the Wellcome, SmithKline Beecham and Block Drug businesses following the acquisitions in 1995, 2000 and 2001 respectively were charged to the income statement post acquisition. Similarly, integration and restructuring costs arising in respect of the acquisitions of CNS in 2006 and Corixa and ID Biomedical in 2005 have been charged to the income statement under IFRS. Under US GAAP, certain of these costs are considered in the allocation of purchase consideration thereby affecting the goodwill arising on acquisition.

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

GSK Annual Report 2006
139

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Restructuring costs
Under IFRS, restructuring costs incurred following acquisitions are charged to the profit and loss account post acquisition. For US GAAP purposes, certain of these costs are recognised as liabilities upon acquisition in the opening balance sheet.

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

Marketable securities are reviewed at least every quarter for other than temporary impairment. For equity securities, the factors considered include:

•	the investee’s current financial performance and future prospects
•	the general market condition of the geographic or industry area in which the investee operates
•	the duration and extent to which the market value has been below cost.

Gross unrealised gains and losses on marketable securities were £142 million and less than £1 million, respectively, at 31st December 2006 (2005 – £36 million and £4 million, respectively). The fair value of marketable securities with unrealised losses at 31st December 2006 is £3 million (2005 – £62 million). All of these marketable securities have been in a continuous loss position for less than 12 months. Deferred tax provided against unrealised gains and losses at 31st December 2006 was £21 million (2005 – £4 million). Gains of £8 million were reclassified out of accumulated other comprehensive income into the income statement on disposals of equity investments during the year (2005 – £7 million gain).

The proceeds from sale of marketable securities under US GAAP were £19,013 million in the year ended 31st December 2006 (2005 –£19,416 million). The proceeds include the roll-over of liquid funds on short-term deposit. The gross gains and losses reflected in the consolidated income statement in respect of marketable securities were £11 million and £nil, respectively (2005 – £7 million and £nil).

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

Stock-based compensation
Under IFRS 2 ‘Share-based Payment’, share options are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods. Under US GAAP, the Group applies SFAS 123R ‘Share-Based Payment’ and related accounting interpretations in accounting for its option plans, which also require options to be fair valued at their grant date and charged to the income statement over the vesting period of the options. Minor differences arise as a result of the differing definitions of grant date for certain share-based payments and in the accounting treatment of share options with certain conditions linked to inflation, which are classified as liabilities under SFAS 123R.

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

GSK Annual Report 2006
140

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

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

In 2005 the Group exercised the exemption available under IFRS 1 to present financial instruments in the comparative periods in accordance with UK GAAP. Under UK GAAP, some derivative instruments used for hedges were not recognised on the balance sheet and the matching principle was used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they related. Gains and losses related to the fair value adjustments on these derivative instruments are therefore reconciling items in the 2004 comparative period presented in the reconciliation of profit. In 2006 and 2005, the Group did not designate any of its derivatives as qualifying hedge instruments under SFAS 133.

Hedging arrangements under US GAAP
As at 31st December 2006, the Group applied $500 million of borrowings (2005 – $1 billion) to hedge the foreign currency exposures of the Group’s net investment in certain foreign operations. These borrowings are designated as hedges of net investments. The effective portion of foreign exchange gains or losses on these hedges is recorded as part of the foreign currency translation component of other comprehensive income. In 2006, £32 million of after tax gains (2005 – £42 million of after tax losses) were recorded in other comprehensive income.

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

Other
The following adjustments are also included in the reconciliations:

•	computer software – under IFRS, the Group capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the Group applies SOP 98-1, ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’, which restricts the categories of costs which can be capitalised.

•	variable interest entities – under the FASB’s Interpretation No. 46 Revised (FIN 46R), ‘Consolidation of Variable Interest Entities’, certain entities, known as Variable Interest Entities (VIEs), must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. The Group regularly reviews potential VIEs and, as a consequence, consolidated Theravance Inc. between May 2004 and February 2006 (see Note (c) on page 147). No other VIEs of which the Group is the primary beneficiary have been identified.

•	fixed asset and inventory impairments – reversals of impairments previously recorded against the carrying value of assets are permitted under IFRS in certain circumstances. US GAAP does not permit reversals of these impairments.

•	various other small adjustments.

Consolidated summary statement of cash flows
The US GAAP cash flow statement reports three categories of cash flows: operating activities (including tax and interest); investing activities (including capital expenditure, acquisitions and disposals together with cash flows from available-for-sale current asset investments); and financing activities (including dividends paid). A summary statement of cash flows is presented on page 144.

Comprehensive income statement
The requirement of SFAS 130, ‘Reporting comprehensive income’, to provide a comprehensive income statement is met under IFRS by the Statement of recognised income and expense (page 89).

Recent pronouncements
Share-based payment
On 1st January 2006, the Group adopted SFAS 123R, ‘Share-Based Payment’ using the modified prospective application method. Prior to this, GSK applied the fair value provisions of SFAS 123, ‘Accounting for Stock-Based Compensation’ in accounting for employee share-based compensation awards. The adoption of SFAS 123R had the following impact on the Group’s consolidated financial statements:

•	Under SFAS 123, the Group had elected to account for the forfeiture of non-vested stock options as incurred. As a result of adopting SFAS 123R, the Group is now required to estimate total forfeitures at the grant date, and revise its estimate throughout the vesting period. The impact of estimating the level of option forfeitures in advance of actual occurrence reduces the cumulative compensation cost recognised in respect of options outstanding at the date of adoption of SFAS 123R of 1st January 2006 by £19 million (£12 million net of tax). This has been recognised as a cumulative effect of a change in accounting principle.

GSK Annual Report 2006
141

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

•	Under SFAS 123R share options whose vesting is indexed to a factor that is not a market, performance or service condition are classified as liabilities on the balance sheet and remeasured to fair value at each reporting date. Accordingly, share options granted by GSK with a condition linked to inflation are accounted for as liabilities under US GAAP. Under IFRS, these options are accounted for as equity-settled share-based payments, so their fair value is measured at grant date only and this is recognised over the vesting period in shareholders’ funds. The impact of accounting for options outstanding at 1st January 2006 on the revised US GAAP basis increases the cumulative compensation cost recognised by £3 million (£2 million net of tax). This has been recognised as a cumulative effect of a change in accounting principle.

•	Under SFAS 123, the Group allocated share option compensation expense based on the nominal vesting period, rather than the expected time to achieve retirement eligibility. SFAS 123R specifies that a share-based award is considered vested for expense attribution purposes when the employee’s retention of the award is no longer contingent upon providing subsequent service. Accordingly, the Group has prospectively revised its expense attribution method so that the related compensation cost is recognised over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. The impact of this change was not significant.

For the year ended 31st December 2006, compensation expense for all types of share-based payment arrangements and the related income tax benefit recognised was £252 million and £26 million, respectively. Had the Group continued to account for compensation expense under the fair value provisions of SFAS 123, the compensation expense would not have been materially different from the SFAS 123R expense for the year.

At 31st December 2006, GSK had approximately £288 million of total unrecognised compensation cost related to non-vested share-based compensation arrangements granted under the plans, of which £135 million relates to share option schemes. The total cost is expected to be recognised over a weighted-average period of 1.9 years, and 1.8 years for share option schemes.

The tax benefit realised from share options exercised during 2006 was £54 million.

Pensions and other post retirement benefits
In September 2006, the FASB issued SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans’. SFAS 158 requires GSK to (i) recognise the overfunded or underfunded status of a defined benefit plan (other than a multi-employer plan) as an asset or liability with changes in that funded status recognised through comprehensive income; (ii) measure the funded status of a plan as of the year-end date; and (iii) provide additional disclosures.

The Group adopted SFAS 158 in 2006 and has initially recognised the funded status of the defined benefit post-retirement plan and provided the required disclosures at 31st December 2006. Retrospective application was not permitted, therefore in 2005 and 2004 actuarial gains and losses were recognised using the 10% corridor approach and deferred actuarial gains and losses were amortised.

The impact of the adoption of SFAS 158 on the Group’s consolidated financial statements is disclosed in note (f) within this Note.

Accounting for uncertain tax positions
In July 2006, the FASB issued FIN 48, ‘Accounting for Uncertain Tax Positions’. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements under US GAAP, in accordance with SFAS 109, ‘Accounting for Income Taxes’. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Group is currently evaluating the potential impacts of FIN 48 on its US GAAP financial statements. For the Group, the interpretation will be effective from 1st January 2007.

Other Pronouncements

•	SFAS 157 – In September 2006, the FASB issued SFAS 157, ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The Statement refers to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. This Statement does not require any new fair value measurements. For the Group, the Statement will be effective on 1st January 2008.

•	SFAS 159 – In February 2007, the FASB issued SFAS 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’. This Statement permits entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. Unrealised gains and losses on items for which the fair value option has been elected would be reported in net income at each subsequent reporting date, and upfront costs and fees related to those items would be recognised in net income as incurred and not deferred. The Group is unlikely to elect to exercise the Fair Value Option.

•	SAB 108 – In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108. SAB 108 establishes a dual approach for qualifying financial statement errors, requiring evaluation of errors under both the iron curtain and the roll-over methods. The guidance applies to the Group’s US GAAP financial information for 2006 and accordingly has been adopted by the Group. SAB 108 has had no impact on the US GAAP financial information presented in this Note.

GSK Annual Report 2006
142

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US GAAP had been applied instead of IFRS.

Profit		2006	2005	2004
	Notes	£m	£m	£m

Profit after taxation for the year under IFRS		5,498	4,816	4,022
Profit attributable to minority interests		(109)	(127)	(114)

Profit attributable to shareholders under IFRS		5,389	4,689	3,908
US GAAP adjustments:
Goodwill impairment		10	–	–
Amortisation and impairment of intangible assets	b	(1,276)	(1,584)	(1,441)
Acquisition and disposal of product rights	b	(111)	(72)	(210)
Write-off of in-process R&D acquired in business combinations	b	(14)	(26)	–
Depreciation and impairment of other assets		(93)	(40)	(2)
Capitalised interest		4	(1)	(17)
Disposal of interests in associates and subsidiaries		–	–	(97)
Investments		(10)	(2)	(30)
Pensions and post-retirement benefits	f	(171)	(127)	(126)
Stock-based compensation		(26)	6	13
Derivative instruments and hedging		477	(30)	33
Fair value of put option granted to minority shareholders	c	–	–	17
Restructuring costs		(16)	1	(12)
Tax benefits on exercise of stock options	d	16	(47)	(10)
Deferred taxation	d	276	585	757
Other		–	(16)	(51)

Net income under US GAAP before cumulative effect of change in accounting principle		4,455	3,336	2,732
Cumulative effect of change in accounting principle		10	–	–

Net income under US GAAP		4,465	3,336	2,732

Earnings per share under US GAAP	2006	2005	2004
	p	p	p

Basic net income per share before cumulative effect of change in accounting principle	78.9	58.8	47.6
Cumulative effect of change in accounting principle per share	0.2	–	–

Basic net income per share after cumulative effect of change in accounting principle	79.1	58.8	47.6

Diluted net income per share before cumulative effect of change in accounting principle	78.2	58.3	47.5
Cumulative effect of change in accounting principle per share	0.2	–	–

Diluted net income per share after cumulative effect of change in accounting principle	78.4	58.3	47.5

Earnings per ADS under US GAAP	2006	2005	2004
	$	$	$

Basic net income per ADS before cumulative effect of change in accounting principle	2.92	2.14	1.74
Cumulative effect of change in accounting principle per ADS	0.01	–	–

Basic net income per ADS after cumulative effect of change in accounting principle	2.93	2.14	1.74

Diluted net income per ADS before cumulative effect of change in accounting principle	2.89	2.12	1.74
Cumulative effect of change in accounting principle per ADS	0.01	–	–

Diluted net income per ADS after cumulative effect of change in accounting principle	2.90	2.12	1.74

GSK Annual Report 2006
143

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Equity shareholders’ funds		2006	2005
	Notes	£m	£m

Total equity under IFRS		9,648	7,570
Minority interests		(262)	(259)

Shareholders’ equity under IFRS		9,386	7,311
US GAAP adjustments:
Goodwill	a	17,949	17,976
Product rights	b	10,634	12,065
Pension intangible asset	f	–	86
Fixed assets		(35)	33
Inventory impairment reversals		(54)	(30)
Capitalised interest		183	179
Investments		500	576
Pensions and other post-retirement benefits	f	35	1,163
Restructuring costs		39	65
Derivative instruments		(44)	(33)
Dividends		(676)	(568)
Deferred taxation	e	(3,262)	(4,531)
Other		(2)	(10)

Shareholders’ equity under US GAAP		34,653	34,282

Consolidated statement of cash flows under US GAAP	2006	2005	2004
	£m	£m	£m

Net cash provided by operating activities	4,163	5,751	4,618
Net cash used in investing activities	(1,752)	(1,843)	(988)
Net cash used in financing activities	(4,345)	(2,409)	(3,038)

Net increase in cash and cash equivalents	(1,934)	1,499	592
Exchange rate movements	(282)	237	(93)
Cash and cash equivalents at beginning of year	4,221	2,485	1,986

Cash and cash equivalents at end of year	2,005	4,221	2,485

GSK Annual Report 2006
144

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Notes to the Profit and Equity shareholders’ funds reconciliations

(a) Goodwill
The following tables set out the IFRS to US GAAP adjustments required to the IFRS balance sheet in respect of goodwill.

Balance sheet	2006	2005
	£m	£m

Goodwill under IFRS	758	696
Goodwill under US GAAP	18,707	18,672

IFRS to US GAAP adjustments	17,949	17,976

Of the £18,707 million US GAAP goodwill balance at 31st December 2006 (2005 – £18,672 million), £15,875 million (2005 – £15,875 million) is in respect of the goodwill arising on the acquisition of SmithKline Beecham by Glaxo Wellcome in 2000.

The following table presents the changes in goodwill allocated to the Group’s reportable segments:

		Consumer
	Pharmaceuticals	Healthcare	Total
	£m	£m	£m

At 1st January 2005	15,672	2,449	18,121
Additions	528	–	528
Disposals	(1)	–	(1)
Exchange adjustments	5	19	24

At 31st December 2005	16,204	2,468	18,672
Additions	16	116	132
Exchange adjustments	(76)	(21)	(97)

At 31st December 2006	16,144	2,563	18,707

(b) Intangible assets
The following tables set out the IFRS to US GAAP adjustments required to the IFRS income statement and balance sheet in respect of intangible assets:

Income statement	2006	2005	2004
	£m	£m	£m

Amortisation charge under IFRS	139	109	75
Amortisation charge under US GAAP	1,454	1,674	1,516

IFRS to US GAAP adjustment for amortisation	1,315	1,565	1,441

Impairment charge under IFRS	80	99	26
Impairment charge under US GAAP	41	118	26

IFRS to US GAAP adjustment for impairment	(39)	19	–

In addition to the above adjustments for amortisation and impairments, further IFRS to US GAAP adjustments arose during the year of £125 million (2005 – £98 million; 2004 – £173 million) in respect of the acquisition and disposal of in-process R&D, licences, patents etc. which are capitalised under IFRS but charged directly to research and development expense under US GAAP, and £nil (2005 – £nil; 2004 – £37 million) in respect of disposals of product rights which have a higher carrying value under US GAAP than under IFRS.

GSK Annual Report 2006
145

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Balance sheet	2006	2005
	£m	£m

Product rights intangible assets under IFRS	3,046	3,120
Product rights intangible assets under US GAAP	13,680	15,185

Net IFRS to US GAAP adjustment for product rights intangible assets	10,634	12,065

Product rights intangible assets under US GAAP are analysed as follows:

2006	Acquired products,	Brands subject	Indefinite
	licences, patents, etc.	to amortisation	lived brands	Total
	£m	£m	£m	£m

Cost	21,249	1,096	4,811	27,156
Accumulated amortisation and impairment	(12,606)	(210)	(660)	(13,476)

Carrying value	8,643	886	4,151	13,680

2005	£m	£m	£m	£m

Cost	21,369	1,096	4,722	27,187
Accumulated amortisation and impairment	(11,187)	(185)	(630)	(12,002)

Carrying value	10,182	911	4,092	15,185

The acquired products, licences and patents are pharmaceutical products, principally arising from the acquisition of SmithKline Beecham plc, and consumer healthcare products with book values net of accumulated amortisation and impairment as follows:

	2006	2005
	£m	£m

Avandia	3,492	3,841
Seroxat/Paxil	940	1,410
Augmentin	966	1,142
Fluviral	571	683
Havrix	338	363
Infanrix	275	294
Fraxiparine	222	239
Twinrix	219	235
Engerix-B	209	224
Hycamtin	177	212
Coreg	122	240
Others	1,112	1,299

Acquired products, licences, patents etc. intangible assets under US GAAP	8,643	10,182

The indefinite lived brands relate to a large number of Consumer Healthcare products, principally arising from the acquisitions of SmithKline Beecham plc (including products previously acquired by SmithKline Beecham from Sterling Winthrop Inc.) and the Block Drug Company, with book values as follows:

	2006	2005
	£m	£m

Panadol	683	730
Aquafresh	347	347
Lucozade	324	324
Horlicks	319	319
Ribena	309	309
Nicorette	292	292
Odol	228	228
Tums	226	226
Nicoderm	224	224
Sensodyne	216	225
Others	983	868

Indefinite lived brands intangible assets under US GAAP	4,151	4,092

GSK Annual Report 2006
146

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

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

The carrying values of certain intangibles subject to amortisation were reviewed and an impairment of £6 million (2005 – £68 million) has been recorded. Of this, £6 million (2005 – £46 million) relates to pharmaceutical products and £nil (2005 – £22 million) to Consumer Healthcare products. An impairment charge in respect of Consumer Healthcare intangible assets not subject to amortisation of £35 million was recognised during 2006 (2005 – £50 million).

As discussed in Note 43 ‘Legal proceedings’, a number of distributors of generic drugs have filed applications to market generic versions of a number of the Group’s products prior to the expiration of the Group’s patents. If generic versions of products are launched in future periods at earlier dates than the Group currently expects, impairments of the carrying value of the products may arise.

The estimated future amortisation expense for the next five years for intangible assets subject to amortisation as of 31st December 2006 is as follows:

Year	£m

2007	1,424
2008	1,241
2009	865
2010	846
2011	815

Total	5,191

In-process R&D of £14 million (2005 – £26 million; 2004 – £nil) arising on the acquisitions of CNS and Pliva in 2006 and ID Biomedical and Corixa in 2005 has been written off. This has been valued on the same basis as the other intangible assets acquired and relates to various development projects in the pre-approval stage where the technological feasibility of the projects had not been established at the point of acquisition.

(c) Theravance
In May 2004, the Group formed a strategic alliance with Theravance Inc. to develop and commercialise novel medicines across a variety of important therapeutic areas. Under the terms of the alliance, Theravance received $129 million, a significant part of which related to the Group’s purchase of Theravance shares. The Group has a call option in 2007 to further increase its ownership to over 50% at a significant premium to the price paid in the 2004 transaction. Theravance’s other shareholders have a put option at a lower exercise price to cause GlaxoSmithKline to acquire up to half of the outstanding stock in 2007. Given the maximum number of shares subject to the put option, the Group’s obligation is capped at $525 million. The Group has an exclusive option to license potential new medicines from all of Theravance’s programmes until August 2007. Upon exercising its option over a Theravance programme, the Group will be responsible for the relevant development, manufacturing and commercialisation activities. Depending on the success of such programmes, Theravance will receive clinical, regulatory and commercial milestone payments and royalties on the subsequent sales of medicines. Based on the assessment performed in May 2004, the Group was the primary beneficiary of Theravance, as defined by FIN 46R, and as a result Theravance was consolidated into the Group’s US GAAP financial statements from that date. The net assets acquired were measured at fair value. The principal adjustment to the carrying value of the net assets in Theravance’s balance sheet prior to the acquisition was recognition of in-process research and development (IPR&D) at a valuation of £273 million. The IPR&D was written off immediately after the acquisition in accordance with US GAAP purchase accounting.

In February 2006, Theravance completed a secondary offering of common stock, which is a reconsideration event as defined by FIN 46R. The assessment at this date indicated that the Group is no longer the primary beneficiary of Theravance’s variable interests. Accordingly, Theravance has been de-consolidated from the Group’s results under US GAAP since February 2006.

Additionally, the Group previously accounted for the Theravance put option discussed above in accordance with SFAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’, which requires the Group to record the fair value of the put option as a liability. Since Theravance ceased to be a subsidiary of the Group under FIN 46R in February 2006, the put option has been accounted for in accordance with SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’. This also requires the fair value of the put option to be recorded as a liability. The fair value of the Theravance put option at 31st December 2006 is £10 million (2005 – £47 million). In accordance with SFAS 133, the call option is not recognised in the financial statements as it is not readily convertible into cash.

GSK Annual Report 2006
147

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

(d) Taxation
	2006	2005	2004
Total tax expense	£m	£m	£m

IFRS:
Current tax expense	2,710	2,019	1,667
Deferred tax (credit)/expense	(409)	(103)	90

Total tax expense	2,301	1,916	1,757

US GAAP:
Current tax expense	2,735	2,103	1,717
Deferred tax credit	(685)	(688)	(667)

Total tax expense	2,050	1,415	1,050

IFRS to US GAAP adjustments:
Current tax expense	25	84	50
Deferred tax credit	(276)	(585)	(757)

Total tax expense	(251)	(501)	(707)

The IFRS to US GAAP adjustment in respect of current tax expense includes £41 million (2005 – £37 million; 2004 – £40 million) for the Group’s share of the tax expense of associates. This is recognised in the Taxation charge in the income statement under US GAAP but recorded in Share of after tax profits of associates in the income statement presented in accordance with IFRS.

(e) Deferred taxation under US GAAP	2006	2005
	£m	£m

Liabilities
Stock valuation adjustment	(44)	(42)
Other timing differences	20	63

Current deferred taxation liabilities	(24)	21

Accelerated capital allowances	(564)	(187)
Product rights	(3,563)	(4,035)
Product and business disposals	(1)	13
Pensions and other post-retirement benefits	317	25
Tax losses	80	–
Legal and other disputes	6	–
Manufacturing restructuring	37	–
Share option and award schemes	62	–
Other timing differences	8	25
Valuation allowances	(46)	–

Total deferred taxation liabilities	(3,688)	(4,138)

Assets
Intra-Group profit	696	619
Stock valuation adjustment	(28)	(72)
Other timing differences	360	614

Current deferred taxation assets	1,028	1,161

Accelerated capital allowances	(33)	(492)
Product rights	(49)	(9)
Pensions and other post-retirement benefits	410	43
Tax losses	1,205	125
Restructuring	26	53
Legal and other disputes	147	160
Share option and award schemes	233	276
Other timing differences	128	(3)
Valuation allowances	(1,141)	(62)

Total deferred taxation assets	1,954	1,252

GSK Annual Report 2006
148

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

(e) Deferred taxation under US GAAP continued	2006	2005
	£m	£m

Net deferred taxation under US GAAP	(1,734)	(2,886)
Net deferred taxation under IFRS	1,528	1,645

IFRS to US GAAP adjustment	(3,262)	(4,531)

(f) Pensions and post-retirement costs under US GAAP

	2006	2005	2004
	£m	£m	£m

UK pension schemes	258	218	225
US pension schemes	61	55	54
Other overseas pension schemes	102	87	77
Unfunded post-retirement healthcare schemes	127	114	96
Post-employment costs	1	2	18

	549	476	470

Analysed as:
Funded defined benefit/hybrid schemes	363	306	298
Unfunded defined benefit schemes	30	29	37
Defined contribution schemes	28	25	21
Unfunded post-retirement healthcare schemes	127	114	96
Post-employment costs	1	2	18

	549	476	470

The disclosures below include the additional information required by SFAS 132R and SFAS 158. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Minor retirement plans with pension costs in 2006 of £5 million (2005 – £8 million; 2004 – £5 million), have not been recalculated in accordance with the requirements of SFAS 87, and have been excluded.

Net periodic pension cost for the major retirement plans	2006	2005	2004
	£m	£m	£m

Service cost	247	223	213
Interest cost	448	408	400
Expected return on plan assets	(491)	(444)	(431)
Amortisation of prior service cost	16	13	14
Amortisation of transition obligation	2	2	2
Amortisation of net actuarial loss	146	107	115

Net periodic pension cost under US GAAP	368	309	313

Termination benefits and curtailment costs	19	19	13

The assumptions used under IAS 19 within Note 26, are similar to those disclosed in the following table, which are presented on a weighted average basis.

Major assumptions used in computing pension costs	2006	2005	2004
	% pa	% pa	% pa

Rates of future pay increases	4.25	4.00	4.25
Discount rate	5.00	4.75	5.25
Expected long-term rates of return on plan assets	6.75	6.75	7.00

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

Estimated future benefit payments	£m

2007	355
2008	368
2009	385
2010	400
2011	416
2012–2016	2,386

GSK Annual Report 2006
149

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Change in benefit obligation	2006	2005
	£m	£m

Benefit obligation at 1st January	(9,997)	(8,171)
Amendments	(36)	(1)
Service cost	(247)	(223)
Interest cost	(448)	(408)
Plan participants’ contributions	(14)	(15)
Actuarial loss	(43)	(1,334)
Benefits paid	368	372
Termination benefits and curtailment costs	(17)	(15)
Exchange adjustments	263	(202)

Benefit obligation at 31st December	(10,171)	(9,997)

Benefit obligation at 31st December for pension plans with accumulated benefit
obligations in excess of plan assets	(6,643)	(8,748)

The accumulated benefit obligation at 31st December 2006 was £9,385 million (31st December 2005 – £9,294 million).

Change in plan assets	2006	2005
	£m	£m

Fair value of plan assets at 1st January	8,298	6,690
Actual return on plan assets	867	1,113
Employer contributions	592	661
Plan participants’ contributions	14	15
Benefits paid	(368)	(372)
Exchange adjustments	(262)	191

Fair value of plan assets at 31st December	9,141	8,298

Fair value of plan assets at end of year for pension plans with accumulated benefit
obligations in excess of plan assets	6,214	7,735

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, index-linked securities and property. At 31st December 2006 UK equities included 0.1 million GSK shares (2005 – 1.9 million shares) with a market value of £1 million (2005 – £28 million). An analysis of the proportions of total plan assets for each major category is disclosed in Note 26. That analysis includes assets valued at £125 million in minor retirement plans, which have been excluded from these US GAAP tables.

Funded status before adoption of SFAS 158	2006	2005
	£m	£m

Funded status	(1,030)	(1,699)
Unrecognised net actuarial loss	1,966	2,499
Unrecognised prior service cost	81	60
Unrecognised transition obligation	16	21

Net amount recognised before adoption of SFAS 158	1,033	881

Amounts recognised in the statement of financial position before adoption of SFAS 158	2006	2005
	£m	£m

Prepaid benefit cost	423	8
Accrued pension liability	(460)	(1,027)
Intangible asset	100	86
Accumulated other comprehensive income	970	1,814

Net amount recognised before adoption of SFAS 158	1,033	881

GSK Annual Report 2006
150

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Amount recognised in the statement of financial position	Before	Incremental	After
	adoption	effect	adoption
	of SFAS 158	of SFAS 158	of SFAS 158
	£m	£m	£m

Prepaid/accrued	(37)	(993)	(1,030)
Intangible asset	100	(100)	–
Deferred tax asset	319	–	319
Accumulated other comprehensive income, net of deferred tax	651	1,093	1,744

At 31st December 2006	1,033	–	1,033

Amounts estimated to be recognised in net periodic pension cost in 2007	Total
£m

Net actuarial loss	108
Prior service cost	17
Transition obligation	2

127

Post-retirement healthcare under US GAAP
The post-retirement healthcare costs of the UK, US and major overseas post-retirement healthcare schemes have been restated in the following tables in accordance with US GAAP. Minor healthcare plans with costs in 2006 of £8 million (2005 – £5 million; 2004 – £nil) have not been recalculated and have been excluded.

Net healthcare cost	2006	2005	2004
	£m	£m	£m

Service cost	35	37	32
Interest cost	62	57	55
Amortisation of prior service cost	(1)	(2)	(1)
Amortisation of net actuarial loss	22	15	11

Net healthcare cost	118	107	97

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa

Rate of future healthcare inflation	9.25 to 5.0	10.0 to 5.0	9.0 to 5.0
Discount rate	5.75	5.50	5.75

Change in benefit obligation
	2006	2005
	£m	£m

Benefit obligation at 1st January	1,211	965
Amendments	(16)	–
Service cost	35	37
Interest cost	62	57
Plan participants’ contributions	8	8
Actuarial (gain)/loss	(117)	82
Benefits paid	(53)	(43)
Exchange	(102)	105

Benefit obligation at 31st December	1,028	1,211

Change in plan assets

Fair value of plan assets at 1st January	–	–
Employer and plan participants’ contributions	53	43
Benefits paid	(53)	(43)

Fair value of plan assets at 31st December	–	–

GSK Annual Report 2006
151

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

41 Reconciliation to US accounting principles continued

Funded status before adoption of SFAS 158	2006	2005
	£m	£m

Funded status	(1,028)	(1,211)
Unrecognised net actuarial loss	265	450
Unrecognised prior service cost	(27)	(14)

Accrued post-retirement healthcare cost before adoption of SFAS 158	(790)	(775)

Amount recognised in the statement of financial position before adoption of SFAS 158

Accrued benefit cost	(790)	(775)

Accrued post-retirement healthcare cost before adoption of SFAS 158	(790)	(775)

Amount recognised in the statement of financial position	Before	Incremental	After
	adoption	effect	adoption
	of SFAS 158	of SFAS 158	of SFAS 158
	£m	£m	£m

Prepaid/accrued	(790)	(238)	(1,028)
Deferred tax asset	408	–	408
Accumulated other comprehensive income, net of deferred tax	(408)	238	(170)

At 31st December 2006	(790)	–	(790)

Amounts estimated to be recognised in net periodic pension cost in 2007	Total
£m

Net actuarial loss	13
Prior service cost	(2)

11

Impact of a 1% variation in the assumed rate of future healthcare inflation	1% decrease	1% increase
	£m	£m

Effect on total service and interest cost for post-retirement healthcare	(7)	8
Effect on obligation for post-retirement healthcare	(75)	89

Estimated future benefit payments		Medicare
	Gross	subsidy	Net
	£m	£m	£m

2007	46	(3)	43
2008	50	(4)	46
2009	55	(4)	51
2010	59	(5)	54
2011	62	(5)	57
2012-2016	354	(33)	321

GSK Annual Report 2006
152

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

42 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2006. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary undertaking	Segment	Activity	%

England	Brentford	+GlaxoSmithKline Holdings Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph	f
	Brentford	SmithKline Beecham p.l.c.	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Greenford	Glaxo Group Limited	Ph	h
	Greenford	Glaxo Operations UK Limited	Ph	p
	Brentford	Glaxo Wellcome International B.V. (i)	Ph,CH	h
	Brentford	Glaxo Wellcome Investments B.V. (i)	Ph,CH	h
	Stockley Park	Glaxo Wellcome UK Limited	Ph	h m p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	SmithKline Beecham (Investments) Limited	Ph,CH	f
	Brentford	SmithKline Beecham (SWG) Limited	CH	e m
	Brentford	Setfirst Limited	Ph,CH	h
	Greenford	The Wellcome Foundation Limited	Ph	p

Austria	Vienna	GlaxoSmithKline Pharma G.m.b.H	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r
	Rixensart	GlaxoSmithKline Biologicals Manufacturing S.A.	Ph	h

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Denmark	Ballerup	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	m p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline Pharma GmbH	Ph	h

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	h m

Guernsey	St. Peter Port	SmithKline Beecham Limited	Ph,CH	i
	St. Peter Port	Setfirst (No.2) Limited	Ph,CH	h

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	h m

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.	Ph,CH	f h

GSK Annual Report 2006
153

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

42 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	m p	97
	Poznan	GSK Services Sp.z.o.o	Ph	m
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	CH	m e

Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	p
Ireland	Carrigaline	GlaxoSmithKline Trading Services Limited (ii)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m

Russian	Moscow	GlaxoSmithKline Trading	Ph	m
Federation

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m p
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Hamilton	Corixa Corporation	Ph	m p
	Minneapolis	CNS, Inc.	CH	m p
	Philadelphia	SmithKline Beecham Corporation	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m p
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Oakville	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation	Ph	d m p r

Asia Pacific

Australia	Boronia	Glaxo Wellcome Australia Pty Ltd	Ph,CH	d e m p r

China	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	d m p r	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	m p	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd	Ph	m

South Korea	Seoul	GlaxoSmithKline Korea	Ph	m p

Taiwan	Taipei	Glaxo Wellcome Taiwan Limited	Ph	m p

GSK Annual Report 2006
154

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

42 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p r

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Ltda	Ph,CH	m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m
	San Juan	SB Pharmco Puerto Rico Inc.	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela C.A.	Ph,CH	m

Middle East &
Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	91

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Ltd	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph	m p

USA	Location	Associated undertaking	Business		%

USA	Teterboro	Quest Diagnostics Incorporated (iv)	Clinical testing		19

i)	Incorporated in the Netherlands.

ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

iii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of dominant influence.

iv)	Equity accounted on the grounds of significant influence.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

Key

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare

Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies.

GSK Annual Report 2006
155

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations and related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Notes 2 and 27. The Group may make additional significant provisions for such legal proceedings as required in the event of further developments in these matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence may occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and/or cash flows.

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

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute. Beginning in 2004, the Group has established an actuarially determined provision for product liability claims incurred but not yet reported as described in Note 27. At 31st December 2006, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ in Note 12) was over £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The most significant of those matters are described below.

Intellectual property
Advair
In September 2004, the Group applied to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. This followed an internal review which concluded that the language in the patent may not accurately describe all of the circumstances of the invention and may not claim the invention as precisely as it could. The objective of seeking re-issuance is to strengthen the protection afforded by the patent. In January 2007, the Group received a Notice of Allowance finding the pharmaceutical composition claims patentable. The reissued patent will have the same September 2010 expiration date as the original composition patent and will be listed in the register of pharmaceutical patents maintained by the US Food and Drug Administration (FDA) (the Orange Book).

The Group holds other US patents relating to Advair, including various patents relating to the Diskus device which expire over a period from 2011 to 2016, and various patents relating to the HFA formulation and MDI device which expire over a period from 2014 to 2017.

Avandia and Avandamet
In August 2003, the Group filed an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc. for infringement of the Group’s patent relating to the maleate salt form of rosiglitazone, the active ingredient in Avandia, which expires in 2015. In September 2003, the Group filed a comparable action in same court against Dr. Reddy’s Laboratories, alleging infringement of the same patent. Those actions were filed in response to Abbreviated New Drug Application (ANDA) filings with the FDA by Dr. Reddy’s Laboratories and Teva with certifications that the Group’s maleate salt patent is invalid. Teva subsequently filed an additional certification challenging the validity of the Group’s basic compound patent for rosiglitazone, and in January 2004 the Group commenced an action against Teva in the same court for infringement of that patent. The basic compound patent currently expires in 2012 after giving effect to patent term restoration and paediatric exclusivity. The actions have been consolidated and a trial date set for 6th August 2007 for the Group’s actions against Teva on the basic compound and maleate salt patents and Dr. Reddy’s on the maleate salt patent.

Both Teva and Dr. Reddy’s have tentative FDA approval for all dosage strengths. The Hatch-Waxman stays against final FDA approval in respect of the ANDAs filed by both companies expired in November 2006.

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

In March 2004, the Group commenced an infringement action against Cobalt Pharmaceuticals which was transferred to the US District Court for the Southern District of New York. The defendant had filed an ANDA for sumatriptan oral tablets with a certification of invalidity or non-infringement of the same compound patent at issue in the Dr. Reddy’s case.

In February 2005, the Group commenced an infringement action in the US District Court for the District of Delaware against Spectrum Pharmaceuticals. The defendant had filed an ANDA for injectable sumatriptan with a certification of invalidity or non-infringement of the same compound patent at issue in the Dr. Reddy’s and Cobalt cases.

GSK Annual Report 2006
156

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

In October 2006, the Group reached a settlement agreement with Dr. Reddy’s which provides that Dr. Reddy’s may exclusively distribute authorised generic versions of sumatriptan tablets in the USA with an expected launch date late in the fourth quarter of 2008. In November 2006, the Group reached a settlement with Cobalt which provides that Cobalt may distribute a generic version of sumatriptan tablets in the USA with an expected launch date early in the first quarter of 2009. In December 2006, the Group reached a settlement with Spectrum which provides that Spectrum may exclusively distribute authorised versions of certain sumatriptan injection products in the USA with an expected launch during the Group’s sumatriptan paediatric exclusivity period which begins in August 2008, with such launch occurring not later than early November 2008.

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

Paxil/Seroxat
In the USA a number of distributors of generic drugs filed applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2007 of the Group’s patent on paroxetine hyrdrochloride hemihydrate. Other distributors sought to bring to market anhydrate or other versions of paroxetine hydrochloride and in one case paroxetine mesylate. In response the Group filed actions against all those distributors for infringement of various of the Group’s patents on the basis that the generic anhydrate and other versions infringe because they contain and/or convert to the hemihydrate form and/or infringe other Group patents.

In July 1998, the Group filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent for paroxetine hydrochloride hemihydrate. Apotex had filed an ANDA with the FDA seeking approval to introduce a generic form of Paxil. Following a trial in February 2003, the judge ruled the Group’s patent valid but not infringed by Apotex’s product. On the Group’s appeal to the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on patent matters, the CAFC ruled that the Group’s patent was infringed but invalid based upon ‘public use’ in clinical trials prior to the filing date in the USA. The Group filed a petition to the CAFC for rehearing on its appeal by the full court and in April 2005 the full CAFC vacated that judgement and remanded the matter to the same panel. Concurrently with entry of that decision, the panel issued a new opinion ruling the same patent invalid under an alternative theory.

Between 1999 and 2001 the Group filed further actions against Apotex in the US District Court for the Eastern District of Pennsylvania for infringement of additional of the Group’s patents. In December 2002, the judge granted in part and denied in part summary judgement motions filed by Apotex with the result that issues of validity and infringement of three of the four new patents remained for trial. In July 2004, the judge certified the patent that had been held invalid for appeal to the US Circuit Court for the CAFC. In February 2006, the CAFC affirmed the judge’s ruling of invalidity of that patent.

The Group also commenced actions in the US District Court for the Eastern District of Pennsylvania against Geneva, Alphapharm, Andrx Pharmaceuticals, Zenith and Teva Pharmaceuticals in connection with their ANDA filings for Paxil and BASF and Sumika Fine Chemicals in connection with their supply of paroxetine hydrochloride for use in ANDAs. All the Group’s patent infringement claims against these defendants have been resolved.

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

Generic products containing the anhydrate form of paroxetine hydrochloride are now on the market in most European countries. Whilst some of these products are the subject of continuing litigation, most actions have now been settled and it is expected that more will be settled in the future. In the UK, litigation of several years standing between the Group and Apotex culminated in an Appeal Court decision that the Group’s anhydrate process patent was valid but not infringed. Following the litigation in Canada with Apotex over several other patents related to paroxetine, Apotex launched its generic product in Canada in October 2003. Apotex alleged that as a result of that litigation it had been enjoined from launching that product after receipt of regulatory approval. An action by Apotex to recover damages related to the delay occasioned by those injunctions is ongoing.

Paxil CR
In November 2005, Mylan Pharmaceuticals filed an ANDA for Paxil CR (paroxetine hydrochloride controlled release formulation) with a certification of invalidity and non-infringement of several patents listed in the FDA Orange Book. There was no certification of invalidity or non-infringement of the patent covering paroxetine hydrochloride hemihydrate, which Mylan admitted is the active ingredient in its product. That patent expires in June 2007, after giving effect to a grant of paediatric exclusivity by the FDA. As the Group did not file a patent infringement action against Mylan within the 45-day period provided under Hatch-Waxman, there is no 30-month stay of FDA approval of the Mylan ANDA.

GSK Annual Report 2006
157

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

Requip
In April 2005, the Group commenced an action in the US District Court for the District of Delaware against Teva Pharmaceutical USA Inc. alleging infringement of the Group’s compound patent for ropinirole hydrochloride (the active ingredient in Requip) and a method of use patent for treatment of Parkinson’s disease, both of which are listed in the FDA Orange Book. The compound patent expires in December 2007 and the method of use patent in May 2008. The defendant filed an ANDA with the FDA with a certification of invalidity and non-infringement of those patents. FDA approval of that ANDA is stayed until the earlier of August 2007 or resolution of the patent infringement action. In December 2006, the judge ruled at the conclusion of the trial that the Group’s method of use of ropinirole to treat Parkinson’s Disease is novel and nonobvious rejecting Teva’s claims on those grounds. Teva’s further claim that the patent is unenforceable for inequitable conduct remains before the judge as the evidence was not reviewed at the trial. This issue is to be decided on the basis of deposition testimony and documents and consideration of further potential filings by the parties. Teva’s original challenge to the Group’s basic compound patent was withdrawn before trial, and Teva has accepted that the FDA will not approve its product prior to expiration of that patent.

Valtrex
In May 2003, the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valacyclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification the Group’s compound patent was invalid or not infringed. In August 2004, Ranbaxy filed a motion for partial summary judgement that the patent was invalid for being in ‘public use’ more than one year before the filing of the patent application and the Group filed a motion that the patent was not invalid on those grounds. In March 2005, the court ruled in the Group’s favour that the patent was not invalid on those grounds.

On 1st February 2007 Ranbaxy received FDA approval for its generic valacyclovir product and notified the Group that it sought to market the product in the USA. Under the terms of an earlier agreement between the companies, previously approved by the court, Ranbaxy had agreed that if the Group applied for a preliminary injunction within 45 days of that notification Ranbaxy would not launch its product until the court either ruled on the preliminary injunction or decided the pending court case. At a conference with the court on 28th February 2007 a trial date for the case was set for 7th August 2007 and the parties agreed that it would not be necessary that the Group file a request for a preliminary injunction.

Wellbutrin XL
In December 2004, Biovail commenced actions in the US District Court for the Central District of California against Anchen Pharmaceuticals and in the US District Court for the Southern District of Florida against Abrika Pharmaceuticals, in each case alleging infringement of Biovail formulation patents for Wellbutrin XL. In April 2005, Biovail filed an action in the US District Court for the Eastern District of Pennsylvania against Impax Laboratories for infringement of the same patents. Those patents expire in 2018. Each of Anchen, Abrika and Impax had filed an ANDA with the FDA with a certification of invalidity or non-infringement of the Biovail patents. The Group is the licensee under those patents. In August 2006, the judge granted Anchen’s motion and ruled that Anchen’s ANDA product did not infringe Biovail’s patent. Biovail has appealed that decision to the CAFC. A hearing on Abrika’s motion for summary judgement was heard in April 2006 but as of the date of this report no decision has been announced. Impax filed a motion for summary judgement of nonfringement in August 2006, but as of the date of this report no decision has been announced. The Group is not a party to any of those actions. In September 2005, Biovail commenced actions in the US District Court for the Southern District of New York against Watson Laboratories alleging infringement of the Biovail formulation patents. Watson’s third party counterclaim against the Group based on listing activities associated with the FDA Orange Book was dismissed in October 2006.

The FDA has given final approval to Anchen’s ANDA for its generic version of Wellbutrin XL and to Impax for a generic 300 mg tablet product. The 300 mg generic product was launched in the USA at the end of December 2006. No generic version of the 150 mg tablet has been launched as of the date of this report.

In December 2005, Andrx Pharmaceuticals filed an action against the Group in the US District Court for the Southern District of Florida, alleging that the manufacture, importation and sale of the 150 mg Wellbutrin XL product infringes a patent issued to Andrx in June 2005 and asking for treble damages, attorneys’ fees and that the Group and others acting in concert with it be enjoined. In February 2007, the parties reached a settlement, providing that the Group pay Andrx a $35 million license fee and that Andrx grant the Group a royalty-bearing license to its US patents covering Wellbutrin XL.

Zofran
In August 2001, the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddy’s Laboratories. Dr. Reddy had certified invalidity of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expired in July 2005 and two method of use patents, the later of which expired in December 2006, in both instances taking into account the extension for paediatric exclusivity. In July 2003, the Group filed an action against Dr. Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003, the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr. Reddy’s disintegrating tablet case and the West-ward case were consolidated with the earlier Dr. Reddy’s case.

GSK Annual Report 2006
158

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

Prior to the trial both Reddy-Cheminor and West-ward withdrew their challenge to the compound patent. The trial over infringement and validity of the Group’s method of use and process patents was completed in June 2004 and closing arguments were heard in May 2005. The parties subsequently reached a settlement agreement, the terms of which remain confidential.

In March 2002, the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial judge ruled in the Group’s favour, upholding the validity of the method of use patents. Following an appeal by Teva to the CAFC, the parties reached a settlement agreement, the terms of which remain confidential.

In January 2003, the Group commenced an action against Kali Laboratories (now Par Pharmaceutical Company) in the US District Court for the District of New Jersey involving orally disintegrating Zofran tablets. The trial judge denied Kali’s summary judgement motion and granted the Group’s summary judgement motions in June 2005 and July 2005, affirming the validity of the Group’s method of use patents and holding that Kali’s proposed generic product would infringe those patents. Following an appeal by Kali to the CAFC, the parties reached a settlement agreement, the terms of which remain confidential.

Following the settlement agreements referred to above, generic ondansetron tablet products were launched by a number of distributors in the USA in December 2006.

Product liability
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated side effects may become evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical products. The most significant of those matters are described below.

Paxil
The Group has received lawsuits and claims filed on behalf of patients alleging that they have suffered symptoms on discontinuing treatment with Paxil (paroxetine). Separately, the Group has received lawsuits and claims that patients who had commenced Paxil treatment committed or attempted to commit suicide and/or acts of violence. The Group has also received lawsuits and claims alleging that use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues.

The Group received lawsuits filed in state and federal courts in the USA and Canada on behalf of thousands of plaintiffs, including purported class actions, alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. Plaintiffs sought remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring. In 2003, a federal judge in the US District Court for the Central District of California denied class action certifications for a nationwide class and a California statewide class as to cases filed in federal court in that district. Subsequently, on petition from plaintiffs’ counsel all federal court cases were transferred to that District Court for consolidation in Multidistrict Litigation (MDL). In January 2006, a conditional settlement agreement that included more than 90 per cent of the pending claims based on symptoms on discontinuing Paxil treatment became effective. The Group did not, as part of the settlement, admit any liability with respect to the allegations in any of the suits. Virtually all the personal injury lawsuits concerning discontinuation symptoms have now been resolved by settlement or dismissal. One purported class action consumer fraud lawsuit focused on discontinuation symptoms continues in California state court. There is also purported class action litigation in Canada concerning symptoms on discontinuation of Paxil.

The Group has received numerous claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product. Class certification was denied in January 2007 in the one purported personal injury class action lawsuit which is pending in the US District Court for the Eastern District of Pennsylvania. In January 2005, the FDA approved a black box warning that antidepressants increased the risk of suicidal thoughts or behaviour in paediatric patients and other strengthened warnings for selective serotonin reuptake inhibitor (SSRI) products, including Paxil, as a class. In May 2006, the Paxil US label was updated to warn that young adults, especially those with Major Depressive Disorder, may be at increased risk for suicidal behaviour during treatment with paroxetine. In December 2006, the FDA held an Advisory Committee meeting following a review of data regarding suicidal thoughts and behaviours in clinical studies of various antidepressants in adults. The FDA is expected to update the label for antidepressants as a class to advise of a possible increased risk for suicidal behaviour in young adults.

The Group has received numerous lawsuits and claims alleging that use of Paxil during the first trimester of pregnancy resulted in the birth of a child with a heart defect or other birth defect. The Group is also involved in litigation alleging that the use of Paxil during pregnancy resulted in the birth of a baby with primary pulmonary hypertension of the newborn. In September 2005, the US label for Paxil was updated to reflect new information that suggested an increased risk of congenital malformations (particularly cardiovascular malformations) in infants born to mothers who took Paxil during the first trimester of pregnancy. In December 2005, the Paxil US label was further updated to include new data and to strengthen the pregnancy warning from Category C to Category D, which indicates there is evidence of risk to the foetus, but the potential benefits from the use of the drug in pregnant women may outweigh the risk. In May 2006, the Paxil US label was again updated to include a class warning concerning persistent pulmonary hypertension of the newborn in mothers who took Paxil after the 20th week of pregnancy.

GSK Annual Report 2006
159

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

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

Baycol
In August 2001, Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolosis. The Group had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the licence holder and manufacturer of the product.

Following the withdrawal, Bayer and the Group have been named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolosis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring.

The Group and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95 per cent of all settlements and compensatory damages judgements with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a MDL proceeding in the US District Court for the District of Minnesota. To date two statewide class actions have been certified – a medical monitoring case in Pennsylvania and a Consumer Fraud and Deceptive Business Practices Act case in Illinois. The medical monitoring action was dismissed by the court on summary judgement. Another class action, in which GSK was not named as a defendant, has been certified in Oklahoma. A substantial number of claims for death or serious injury have been settled and many others alleging muscle aches and pains have been voluntarily or involuntarily dismissed.

Fen-Phen
In 1997, the FDA became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination with phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products form the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group remains a defendant in less than one hundred of several thousand lawsuits that were filed in various state and federal district courts in the USA against the Group and other defendants.

Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring and refunds for purchases of drugs. In 1997, the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the US District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently approved by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually and tens of thousands of plaintiffs have elected to do so. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

Thimerosal
The Group, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in the manufacture of vaccines, causes neurodevelopmental disorders and other injuries, including autism. Two of the cases are purported class actions although there has been no determination whether any of those cases will be permitted to proceed as a class action. A number of purported class actions in other jurisdictions have been withdrawn or dismissed. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. As of the date of this report there are no cases scheduled for trial in 2007 in which the Group is a defendant.

GSK Annual Report 2006
160

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

Sales and marketing and regulation
Marketing and promotion
In February 2004, the Group received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products for the period from January 1997 to the present. In particular the government has inquired about alleged promotion of these drugs for off-label uses as well as Group sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies, and related grants, fees, travel and entertainment. Although the original subpoena issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide. The Group is co-operating with the investigation and providing the requested information. The Group had earlier responded to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use.

In June 2005, the Group and other pharmaceutical manufacturers received a letter from the US Senate Finance Committee in which the Committee expressed concern that educational grants were being improperly used to promote drug products and requesting that each company provide detailed information and documents about its use of educational grants. In January 2006, the Group and the same manufacturers received a second letter from the Committee asking for additional information on the Group’s internal grant approval process, grants to medical/physician/professional organisations, academic institutions or state agencies to support journal articles and other publications and grants to patient education or advocacy groups. The Group is co-operating in the Committee’s investigation and providing the requested information.

In February 2003, the Verona Public Prosecutor commenced a criminal investigation into GSK’s sales and marketing practices in Italy. Specific areas of investigation include medical education programmes, clinical studies and congresses as well as the interaction between GSK representatives and physicians. The US Securities and Exchange Commission (SEC) staff has initiated an investigation into the allegations. The Group is co-operating with both of these investigations.

In February 2006, the Group received a subpoena from the SEC in respect of the Group’s participation in the United Nations Oil for Food Programme. The Group is co-operating with the SEC and providing documents responsive to the subpoena. The US Department of Justice is also investigating this matter.

Average wholesale price
GSK has responded to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services (HHS), the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GSK, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way ‘average wholesale price’ (AWP) was determined and reported for certain drugs and the way the Medicare and Medicaid programmes reimburse for those drugs. In September 2005, the Group reached a civil settlement with the US Department of Justice, the US Attorney for the District of Massachusetts and the Office of the Inspector General for HHS (the “DOJ Settlement”). The Group agreed to pay the government a civil settlement of $149 million, which included settlement amounts for each of the states for the claims being settled. As part of the settlement the corporate integrity agreement to which the Group is a party was amended to address issues raised in the course of the government investigation.

Subsequent to the initial subpoenas, a number of states through their respective attorneys general and most of the counties in New York state filed civil lawsuits in state and federal courts against GSK and many other drug companies. The actions claim, on behalf of the states as payers (and in some cases on behalf of in-state patients as consumers), damages and restitution due to AWP-based price reporting for pharmaceutical products covered by the states’ Medicaid programmes (and in some cases by other governmental programmes). In addition, private payer class action lawsuits were filed against GSK in multiple federal district and state courts. All the federal cases were consolidated in a MDL proceeding in the US District Court for the District of Massachusetts.

In August 2005, the judge in that MDL proceeding granted in part and denied in part the private-payer plaintiffs’ motion for class certification, thereby narrowing the scope of the class claims. In August 2006 the Group reached civil settlements to resolve the class action litigation and certain of the state attorney general claims. The Group agreed to a nationwide settlement (subject to court approval) of $70 million to resolve these claims. The Group separately resolved potential AWP claims by state Medicaid programmes in more than two-thirds of the states through the procedures established by the DOJ Settlement, and also fully resolved AWP lawsuits filed or threatened by a number of state attorneys general. Litigation concerning AWP issues is continuing with a group of other state attorneys general as well as with New York counties.

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

GSK Annual Report 2006
161

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

Paxil/Seroxat
Following announcement of the New York State Attorney General’s office about the state’s lawsuit, subsequently settled in August 2004, alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purport to be class actions, have been filed in state and federal and Canadian courts by private plaintiffs seeking to recover amounts paid for Paxil purchased for use by patients under age 18. The Group reached a class settlement agreement in an Illinois state court action that would include all persons in the USA who bought Paxil for someone under age 18. The Group denies any liability. The agreement relates only to the cost of purchasing Paxil for use by paediatric patients and does not include any personal injury claims. The settlement received preliminary approval by a judge in Madison County, Illinois in October 2006. The final fairness hearing on the settlement is scheduled for 25th April 2007.

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

The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia, and Avandamet. In April 2005 the Group reached agreement with the FDA on a Consent Decree. The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. As provided in the Consent Decree, the Group provided a report to the FDA on the deficiencies identified in this review, setting out a corrective plan and timetable for completion. The Group remains fully committed to working cooperatively with the FDA to address any issues in a timely fashion. The Group has resumed manufacture of products at the site. In June 2006, the FDA confirmed that the status for the site had been upgraded to ‘voluntary action indicated,’ which means that the FDA deems the site acceptable for the export of products and for routine manufacturing operations.

No financial penalties have been imposed under the Consent Decree. The Consent Decree allows for potential future penalties up to a maximum of $10 million a year if the Group fails to meet the terms of the Consent Decree.

In April 2005, the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site covering the same type of information as that collected by the US government in Puerto Rico in 2003. The Group is co-operating with the US Attorney’s Office and producing the records responsive to the subpoena. The Group is also named in two purported consumer fraud class action lawsuits – one filed in California state court and the other in the US District Court for the District of Puerto Rico – alleging that Paxil CR and/or Paxil Oral Suspension were not manufactured according to GMP. Plaintiffs seek economic, statutory and punitive damages, along with a request for injunctive relief. There has not yet been any determination whether either case will be permitted to proceed as a class action.

Anti-trust
Paxil/Seroxat
In the paroxetine patent infringement actions brought by the Group as described under ‘Intellectual property’ above, Apotex, Alphapharm, BASF and Sumika have filed anti-trust and unfair competition counterclaims against the Group in the US District Court for the Eastern District of Pennsylvania based on allegations that the Group monopolised a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. Whilst the Apotex matter remains in the discovery stage, the Alphapharm and BASF matters have been resolved and a settlement agreement in principle has been reached with Sumika.

In November 2000, the US Federal Trade Commission (FTC) staff advised the Group that they were conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolising or attempting to monopolise’ the market for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003, the FTC closed its investigation on the basis of its finding that no further action was warranted.

Following public reference to the FTC investigation regarding Paxil, a number of governmental and private civil actions and claims were initiated in the USA. All have been resolved with the exception of a private indirect purchaser opt-out lawsuit brought in Minnesota state court. That matter is in the discovery phase. Additionally, class actions have been filed in provincial courts in Canada on behalf of direct and indirect purchasers. Those cases are in their early stages.

GSK Annual Report 2006
162

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

In October 2005, the Competition Directorate of the European Commission initiated an inspection concerning allegations that the Group has abused a dominant position in the marketplace concerning enforcement of its intellectual property rights, litigation surrounding regulatory approvals and marketing of Seroxat in Europe. In October 2006, the Commission made a formal request for further information. The Group continues to co-operate fully with the Commission.

Canadian importation
The Group has been named in seven purported class action lawsuits along with eight other pharmaceutical companies. Following the Group’s actions in 2003 to reduce illegal importation of prescription drugs from Canada, the lawsuits alleged that the companies entered into an unlawful conspiracy to prevent Canadian pharmacies from selling their products to US customers. Those lawsuits were consolidated into one action before the US District Court for the District of Minnesota. The Group’s motion to dismiss the consolidated action was granted by the court and affirmed by the US Circuit Court of Appeals for the Eighth Circuit in November 2006.

In relation to the same matter, the Minnesota state attorney general has filed a civil investigative demand and, subsequently, a complaint alleging that the Group has violated state anti-trust and commercial laws. That case is still in the discovery phase.

The Group has also been named as a defendant, along with thirteen other drug companies, in a state court action in California, in which the plaintiffs, independent pharmacies, allege that the defendants unlawfully conspired to keep prices artificially high in the USA to the detriment of the plaintiffs. In December 2006, the trial judge granted the Group’s motion for summary judgement. Plaintiffs have filed an appeal with the California Court of Appeals.

Wellbutrin SR
In December 2004, and January and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints follow the introduction of generic competition to Wellbutrin SR in April 2004 after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. The parties are involved in discovery.

Secondary wholesaler
In July 2006, RxUSA Wholesale, Inc., a ‘secondary wholesaler’, filed suit against the Group and many other pharmaceutical manufacturers and wholesalers in the US District Court for the Eastern District of New York. The complaint alleges that the defendants engaged in a conspiracy to refuse to supply pharmaceutical products to RxUSA in violation of federal and state anti-trust laws. The Group’s motion to dismiss the complaint is pending.

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

Securities class action
In September 2005, attorneys representing a purported class of purchasers of GlaxoSmithKline shares and American Depositary Shares (ADSs) filed a second amended securities class action complaint against the Group in the US District Court for the Southern District of New York alleging that the Group violated US securities laws through failure to disclose unfavourable clinical data from studies on Paxil, misrepresentation of the remaining patent protection for Paxil and Augmentin and violation of the Federal False Claims Act on the basis of the Group’s recent AWP settlement with the government. In October 2006, the judge entered an order dismissing the complaint. Plaintiffs have filed an appeal with the US Court of Appeals for the Second Circuit.

Overtime claims
In December 2006, two purported class actions were filed in the US District Courts for the Central and Southern Districts of California against the Group on behalf of all the Group’s US pharmaceutical sales representatives. The actions allege that those representatives are not ‘exempt’ employees under the US Fair Labor Standards Act and consequently entitled to overtime pay. The suits seek double damages for all overtime allegedly worked by the Group’s sales representatives over a three-year period together with attorneys’ fees. Similar actions have been filed against other pharmaceutical companies. The cases are in their early stages.

Environmental matters
GSK has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal site remediation costs and tort actions brought by private parties.

GSK has been advised that it may be a responsible party at approximately 29 sites, of which 14 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund).

GSK Annual Report 2006
163

<

Back to Contents

FINANCIAL STATEMENTS

Notes to the financial statements
continued

43 Legal proceedings continued

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

GSK Annual Report 2006
164

<

Back to Contents

INVESTOR INFORMATION

Investor information

This section includes the financial record presenting historical information analysed in accordance with current reporting practice. The transition date to IFRS for GSK was 1st January 2003. Therefore, the 2006, 2005, 2004 and 2003 information included in the Five year record is in accordance with IFRS. The 2002 information is in accordance with UK GAAP.

To provide a link between IFRS and UK GAAP, 2003 information is presented also under UK GAAP. The accounting policies used in the preparation of the UK GAAP information are disclosed in the 2004 Annual Report. Information prepared under IFRS is not directly comparable with information prepared under UK GAAP.

The Five year record also presents information in accordance with US GAAP.

This section also discusses shareholder return, in the form of dividends and share price movements, and provides other information for shareholders.

Financial record
Quarterly trend	166
Five year record	172

Shareholder information	177

Taxation information for shareholders	180

GSK Annual Report 2006
165

<

Back to Contents

INVESTOR INFORMATION

Financial record
Quarterly trend

An unaudited analysis is provided by quarter of the Group results and pharmaceutical sales by therapeutic area in Sterling for the financial year 2006.

Income statement			12 months 2006					Q4 2006

	£m		CER %	£%	£m		CER %	£%

Turnover – Pharmaceuticals	20,078		9	8	5,136		8	1
– Consumer Healthcare	3,147		6	5	823		9	3

Total turnover	23,225		9	7	5,959		9	1
Cost of sales	(5,010)		6	5	(1,445)		15	11
Selling, general and administrative	(7,257)		–	–	(1,934)		–	(5)
Research and development	(3,457)		11	10	(980)		6	1
Other operating income	307				100

Operating profit	7,808		17	14	1,700		19	4

Finance income	287				83
Finance costs	(352)				(86)
Share of after tax profits of associates and joint ventures	56				13

Profit before taxation	7,799		19	16	1,710		22	6
Taxation	(2,301)				(505)
Tax rate %	29.5%				29.5%

Profit after taxation for the period	5,498		17	14	1,205		20	5

Profit attributable to minority interests	109				24
Profit attributable to shareholders	5,389				1,181

Basic earnings per share (pence)	95.5	p	19	16	21.0	p	22	6

Diluted earnings per share (pence)	94.5	p			20.8	p

GSK Annual Report 2006
166

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

		Q3 2006					Q2 2006				Q1 2006

£m		CER %	£%	£m		CER %	£%	£m		CER %	£%

4,876		7	4	5,021		10	11	5,045		10	16
766		4	1	790		5	7	768		6	10

5,642		7	3	5,811		9	11	5,813		10	15
(1,222)		5	3	(1,209)		3	5	(1,134)		(2)	1
(1,617)		(10)	(14)	(1,883)		8	12	(1,823)		5	11
(871)		11	8	(853)		20	22	(753)		10	14
91				45				71

2,023		19	13	1,911		13	12	2,174		15	24

64				67				73
(81)				(93)				(92)
16				12				15

2,022		21	15	1,897		15	14	2,170		17	27
(596)				(560)				(640)
29.5%				29.5%				29.5%

1,426		19	14	1,337		14	12	1,530		16	25

35				22				28
1,391				1,315				1,502

24.7	p	21	16	23.3	p	15	14	26.5	p	17	26

24.4	p			23.0	p			26.3	p

GSK Annual Report 2006
167

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – total Group

	Q4 2006			Q3 2006			Q2 2006			Q1 2006

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	1,269	(3)	(10)	1,185	(1)	(4)	1,232	–	1	1,309	4	9
Seretide/Advair	862	9	1	813	14	10	822	12	13	816	12	18
Flixotide/Flovent	172	7	(1)	145	(1)	(4)	164	2	3	178	10	16
Serevent	74	(9)	(15)	69	(10)	(13)	74	(13)	(13)	74	(9)	(6)
Flixonase/Flonase	48	(69)	(72)	64	(59)	(61)	68	(53)	(54)	131	(27)	(23)

Central Nervous System	915	13	3	913	18	13	918	18	19	896	11	18
Seroxat/Paxil	163	11	3	137	4	(3)	159	5	4	161	(4)	(1)
Paxil IR	113	–	(7)	103	(8)	(13)	122	(1)	(3)	110	(11)	(10)
Paxil CR	50	50	39	34	61	48	37	33	37	51	15	24
Wellbutrin	212	9	(2)	234	27	22	237	40	42	217	22	33
Wellbutrin IR, SR	25	13	4	26	17	13	27	>100	>100	24	(31)	(25)
Wellbutrin XL	187	9	(3)	208	28	23	210	34	36	193	35	47
Imigran/Imitrex	174	2	(7)	180	4	–	175	7	8	182	2	9
Lamictal	257	23	13	257	27	22	245	12	13	237	14	22
Requip	76	62	52	70	71	67	64	85	88	58	83	93

Anti-virals	706	9	1	703	9	6	719	12	13	699	10	16
HIV	360	(5)	(11)	363	(6)	(9)	393	1	2	399	4	10
Combivir	119	(14)	(20)	125	(12)	(15)	141	(6)	(5)	143	(3)	2
Trizivir	61	(14)	(21)	63	(16)	(18)	72	(5)	(4)	72	(7)	(3)
Epivir	43	(24)	(31)	46	(25)	(29)	53	(25)	(22)	60	(12)	(9)
Ziagen	28	(12)	(18)	28	(12)	(15)	29	(19)	(19)	32	(9)	(3)
Agenerase, Lexiva	34	12	3	32	3	3	32	23	23	33	41	50
Epzicom/Kivexa	69	66	57	63	88	85	58	>100	>100	51	>100	>100
Herpes	242	18	8	242	21	15	245	25	26	236	13	20
Valtrex	212	23	12	215	26	20	214	30	32	204	16	24
Zovirax	30	(9)	(12)	27	(6)	(13)	31	(3)	(6)	32	(6)	(3)
Zeffix	42	5	–	42	16	14	40	5	8	38	24	31
Relenza	37	>100	>100	30	–	–	17	>100	>100	7	>100	>100

Metabolic	474	34	22	438	16	11	529	32	35	434	26	36
Avandia	324	25	12	323	13	8	408	23	26	344	30	42
Avandamet	68	54	48	44	(21)	(23)	64	>100	>100	28	(39)	(36)
Avandaryl	14	–	–	11	–	–	5	–	–	12	–	–
Bonviva/Boniva	34	>100	>100	27	>100	>100	19	>100	>100	15	–	–

Vaccines	527	31	25	412	5	3	387	17	20	366	44	48
Hepatitis	128	19	14	114	(2)	(5)	121	3	4	116	18	23
Infanrix, Pediarix	136	29	21	122	6	3	129	38	40	124	54	59
Boostrix	18	73	64	18	64	64	14	>100	>100	10	>100	>100

Cardiovascular and urogenital	421	25	15	406	23	18	383	21	23	426	29	37
Coreg	199	39	25	195	32	27	160	29	28	225	53	67
Levitra	12	30	20	11	22	22	9	(18)	(18)	11	–	10
Avodart	61	67	56	57	61	58	51	79	82	47	73	81
Arixtra	21	>100	>100	13	100	86	13	>100	>100	11	>100	>100
Fraxiparine	53	(2)	(4)	49	2	–	56	–	2	51	(4)	(2)

Anti-bacterials	354	(8)	(13)	311	(8)	(11)	326	(8)	(6)	378	(12)	(9)
Augmentin	145	(11)	(15)	121	(15)	(19)	134	(15)	(13)	170	(14)	(11)
Zinnat/Ceftin	42	(19)	(22)	35	(10)	(15)	37	(10)	(8)	50	(23)	(19)

Oncology and emesis	213	(11)	(21)	279	11	6	289	15	17	288	14	23
Zofran	165	(19)	(28)	223	8	4	229	11	12	230	13	22
Hycamtin	28	20	12	28	12	8	28	22	22	29	8	16

Other	257	2	(4)	229	(7)	(10)	238	(9)	(10)	249	(6)	(1)
Zantac	55	(5)	(14)	51	(11)	(16)	61	2	2	65	7	10

Total	5,136	8	1	4,876	7	4	5,021	10	11	5,045	10	16

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2006
168

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – USA

	Q4 2006			Q3 2006			Q2 2006			Q1 2006

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	616	(7)	(16)	593	(4)	(9)	582	(4)	(4)	670	4	13
Seretide/Advair	493	11	–	464	17	11	453	13	14	460	11	21
Flixotide/Flovent	79	22	10	64	3	(2)	69	8	8	86	30	41
Serevent	22	(17)	(24)	20	(16)	(20)	21	(19)	(19)	23	(13)	(4)
Flixonase/Flonase	17	(85)	(87)	39	(70)	(72)	34	(68)	(70)	94	(27)	(22)

Central Nervous System	660	25	13	661	34	28	644	35	37	623	19	30
Seroxat/Paxil	49	72	53	33	62	57	40	40	33	53	(4)	6
Paxil IR	3	–	–	2	100	100	8	50	33	6	(55)	(45)
Paxil CR	46	59	44	31	60	55	32	38	33	47	10	21
Wellbutrin	208	10	(2)	229	28	22	232	39	41	213	23	33
Wellbutrin IR, SR	22	25	10	22	21	16	24	>100	>100	21	(33)	(30)
Wellbutrin XL	186	9	(3)	207	29	23	208	34	36	192	35	48
Imigran/Imitrex	138	12	–	144	15	10	134	19	20	135	–	10
Lamictal	204	39	25	201	43	39	186	31	33	174	33	45
Requip	52	97	79	46	>100	100	41	>100	>100	37	>100	>100

Anti-virals	333	8	(4)	339	6	2	344	11	13	338	3	12
HIV	168	(7)	(17)	168	(11)	(15)	182	(5)	(3)	182	(5)	2
Combivir	56	(15)	(24)	57	(15)	(20)	63	(11)	(10)	62	(16)	(9)
Trizivir	32	(16)	(27)	34	(19)	(21)	38	(5)	(5)	37	(13)	(5)
Epivir	15	(23)	(32)	16	(23)	(27)	18	(29)	(25)	20	(24)	(20)
Ziagen	12	(7)	(14)	11	(8)	(15)	12	(20)	(20)	13	(8)	–
Agenerase, Lexiva	19	5	(5)	18	(10)	(10)	18	13	13	19	29	36
Epzicom/Kivexa	33	29	18	31	38	29	32	72	78	29	80	93

Herpes	154	30	17	160	35	30	151	39	41	145	17	27
Valtrex	150	28	15	158	36	31	149	39	41	143	17	28
Zovirax	4	>100	>100	2	–	–	2	100	100	2	–	–

Zeffix	3	33	–	4	–	33	3	–	–	3	–	–
Relenza	–	–	–	–	–	–	–	–	–	–	–	–

Metabolic	321	45	30	289	15	8	372	37	39	295	26	37
Avandia	246	32	17	242	14	8	315	25	27	265	34	46
Avandamet	32	40	28	13	(64)	(67)	37	>100	>100	4	(88)	(88)
Avandaryl	14	–	–	10	–	–	4	–	–	12	–	–
Bonviva/Boniva	29	>100	>100	24	>100	>100	16	>100	>100	14	–	–

Vaccines	162	84	71	130	8	6	90	35	36	83	41	54
Hepatitis	43	38	26	39	–	(9)	42	24	27	37	27	42
Infanrix, Pediarix	47	37	24	45	(4)	(6)	39	25	22	41	32	46
Boostrix	13	63	63	14	75	75	9	>100	>100	5	–	–

Cardiovascular and urogenital	281	44	29	269	37	31	228	36	36	294	53	67
Coreg	198	39	25	193	32	26	158	28	27	224	54	68
Levitra	12	44	33	11	71	57	8	–	–	10	–	11
Avodart	36	95	71	37	85	85	30	>100	>100	28	>100	>100
Arixtra	12	>100	100	7	>100	>100	6	50	50	7	>100	>100
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–

Anti-bacterials	57	(15)	(22)	52	(2)	(7)	46	(16)	(16)	62	(25)	(18)
Augmentin	25	(20)	(29)	20	(28)	(31)	18	(38)	(38)	31	(38)	(34)
Zinnat/Ceftin	3	–	(25)	3	–	50	2	100	100	4	33	33

Oncology and emesis	162	(10)	(22)	223	18	12	226	21	23	225	20	32
Zofran	130	(16)	(27)	185	16	11	183	18	19	181	19	30
Hycamtin	18	18	6	17	–	(6)	17	21	21	20	6	18

Other	18	5	(5)	18	6	–	22	31	38	25	35	47
Zantac	16	12	(6)	16	7	7	19	46	46	21	54	62

Total	2,610	15	4	2,574	14	9	2,554	18	20	2,615	15	26

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2006
169

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – Europe

	Q4 2006			Q3 2006			Q2 2006			Q1 2006

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	433	1	(1)	399	4	3	441	3	5	424	3	2
Seretide/Advair	293	8	6	271	12	10	293	10	13	276	11	10
Flixotide/Flovent	42	(12)	(14)	39	(7)	(7)	45	(8)	(6)	47	(4)	(4)
Serevent	33	(13)	(15)	35	(11)	(8)	36	(16)	(16)	36	(10)	(10)
Flixonase/Flonase	11	(15)	(15)	10	(29)	(29)	17	(11)	(11)	13	(7)	(7)

Central Nervous System	137	(17)	(18)	142	(16)	(17)	152	(18)	(16)	164	(10)	(11)
Seroxat/Paxil	35	(10)	(13)	35	(27)	(27)	38	(19)	(19)	41	(21)	(21)
Paxil IR	35	(10)	(13)	35	(29)	(29)	38	(17)	(17)	41	(21)	(21)
Paxil CR	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	–	–	–	1	–	–	–	–	–	1	–	–
Wellbutrin IR, SR	–	–	–	1	–	–	–	–	–	1	–	–
Wellbutrin XL	–	–	–	–	–	–	–	–	–	–	–	–
Imigran/Imitrex	25	(34)	(34)	26	(28)	(28)	30	(19)	(19)	37	12	12
Lamictal	39	(22)	(24)	42	(16)	(16)	46	(27)	(26)	48	(22)	(24)
Requip	21	16	11	21	24	24	20	18	18	19	27	27

Anti-virals	210	11	8	218	14	13	218	7	10	209	14	12
HIV	146	(3)	(5)	149	–	(2)	163	1	4	163	14	13
Combivir	48	(9)	(11)	52	(9)	(9)	58	(3)	(3)	59	5	5
Trizivir	25	(13)	(17)	27	(10)	(10)	29	(9)	(9)	32	3	3
Epivir	18	(34)	(38)	21	(33)	(30)	25	(27)	(24)	26	(10)	(13)
Ziagen	10	(9)	(9)	10	(23)	(23)	10	(38)	(38)	11	(21)	(21)
Agenerase, Lexiva	12	18	9	12	33	33	12	50	50	12	71	71
Epzicom/Kivexa	29	100	93	26	>100	>100	23	>100	>100	19	>100	>100

Herpes	36	9	6	36	3	3	36	3	6	36	3	–
Valtrex	27	17	13	28	12	12	28	13	17	26	8	4
Zovirax	9	(10)	(10)	8	(20)	(20)	8	(20)	(20)	10	(9)	(9)

Zeffix	6	–	–	6	50	50	6	(14)	(14)	5	25	25
Relenza	22	>100	>100	24	>100	>100	10	–	–	6	–	–

Metabolic	69	27	25	64	30	28	61	33	36	58	45	45
Avandia	30	7	3	30	7	7	33	14	14	32	23	23
Avandamet	27	75	69	25	100	92	21	100	>100	19	>100	>100
Avandaryl	–	–	–	–	–	–	–	–	–	–	–	–
Bonviva/Boniva	5	–	–	3	>100	>100	3	–	–	1	–	–

Vaccines	200	20	18	169	6	4	175	16	19	165	46	45
Hepatitis	60	11	11	54	(5)	(8)	58	(11)	(6)	55	17	15
Infanrix, Pediarix	72	36	31	65	16	16	76	45	49	68	73	70
Boostrix	5	67	67	3	50	50	4	100	100	3	>100	>100

Cardiovascular and urogenital	101	(1)	(4)	96	(6)	(7)	102	(5)	(2)	96	(6)	(7)
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	–	–	–	–	–	–	1	–	–	–	–	–
Avodart	19	27	27	17	21	21	17	14	21	16	42	33
Arixtra	7	>100	>100	6	>100	>100	6	>100	>100	4	100	100
Fraxiparine	44	(4)	(4)	44	5	2	47	–	4	44	–	(2)

Anti-bacterials	164	(9)	(11)	135	(13)	(14)	149	(7)	(4)	180	(18)	(19)
Augmentin	67	(15)	(17)	54	(21)	(21)	64	(10)	(9)	83	(15)	(15)
Zinnat/Ceftin	22	(24)	(24)	16	(16)	(16)	18	(18)	(18)	26	(38)	(38)

Oncology and emesis	33	(15)	(15)	37	(8)	(8)	42	–	–	41	(5)	(5)
Zofran	21	(30)	(30)	25	(10)	(14)	31	(9)	(3)	30	(6)	(9)
Hycamtin	8	50	33	10	29	43	9	14	29	7	14	–

Other	80	(7)	(7)	61	(18)	(20)	64	(20)	(20)	58	(30)	(28)
Zantac	13	(24)	(24)	11	(31)	(31)	14	(13)	(7)	14	(6)	(13)

Total	1,427	1	(1)	1,321	–	(1)	1,404	–	2	1,395	1	1

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2006
170

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover – International

	Q4 2006			Q3 2006			Q2 2006			Q1 2006

	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%	£m	CER %	£%

Respiratory	220	–	(8)	193	3	(2)	209	10	11	215	4	13
Seretide/Advair	76	1	(6)	78	7	5	76	12	10	80	20	36
Flixotide/Flovent	51	4	(4)	42	–	(5)	50	4	6	45	(2)	2
Serevent	19	11	–	14	–	(13)	17	6	6	15	–	–
Flixonase/Flonase	20	(8)	(17)	15	23	15	17	–	6	24	(38)	(35)

Central Nervous System	118	(3)	(11)	110	–	(7)	122	5	4	109	9	14
Seroxat/Paxil	79	(1)	(8)	69	7	(4)	81	7	7	67	10	10
Paxil IR	75	–	(9)	66	6	(3)	76	5	3	63	7	7
Paxil CR	4	(25)	–	3	25	(25)	5	50	>100	4	100	100
Wellbutrin	4	(25)	–	4	(20)	(20)	5	>100	>100	3	(33)	–
Wellbutrin IR, SR	3	(33)	–	3	(25)	(25)	3	>100	>100	2	(50)	–
Wellbutrin XL	1	–	–	1	–	–	2	100	100	1	–	–
Imigran/Imitrex	11	–	(8)	10	(15)	(23)	11	(23)	(15)	10	(9)	(9)
Lamictal	14	–	–	14	7	(7)	13	(7)	(7)	15	8	25
Requip	3	–	50	3	50	50	3	50	50	2	–	–

Anti-virals	163	11	4	146	11	6	157	21	21	152	22	31
HIV	46	2	(6)	46	(4)	(6)	48	24	14	54	12	32
Combivir	15	(20)	(25)	16	(5)	(16)	20	6	11	22	25	38
Trizivir	4	–	33	2	(25)	(50)	5	33	67	3	(25)	(25)
Epivir	10	–	(9)	9	(8)	(31)	10	(9)	(9)	14	9	27
Ziagen	6	(22)	(33)	7	–	–	7	40	40	8	17	33
Agenerase, Lexiva	3	50	50	2	–	–	2	–	–	2	–	100
Epzicom/Kivexa	7	>100	>100	6	>100	>100	3	>100	>100	3	–	–

Herpes	52	(5)	(10)	46	–	(12)	58	9	7	55	11	17
Valtrex	35	6	–	29	–	(12)	37	16	16	35	22	30
Zovirax	17	(22)	(26)	17	–	(11)	21	–	(5)	20	(5)	–

Zeffix	33	3	–	32	13	7	31	11	15	30	27	36
Relenza	15	>100	>100	6	>100	>100	7	>100	>100	1	–	–

Metabolic	84	7	(2)	85	10	8	96	15	19	81	17	27
Avandia	48	4	(4)	51	16	13	60	19	28	47	17	31
Avandamet	9	60	80	6	–	20	6	>100	100	5	–	25
Avandaryl	–	–	–	1	–	–	1	–	–	–	–	–
Bonviva/Boniva	–	–	–	–	–	–	–	–	–	–	–	–

Vaccines	165	10	6	113	2	(1)	122	8	12	118	41	48
Hepatitis	25	8	4	21	6	17	21	10	–	24	10	20
Infanrix, Pediarix	17	(11)	(11)	12	–	(14)	14	44	56	15	40	50
Boostrix	–	–	–	1	–	–	1	100	100	2	>100	100

Cardiovascular and urogenital	39	(9)	(11)	41	23	17	53	30	33	36	10	16
Coreg	1	–	–	2	100	100	2	100	100	1	(50)	(50)
Levitra	–	–	–	–	–	–	–	–	–	1	–	–
Avodart	6	67	100	3	100	50	4	100	100	3	–	50
Arixtra	2	–	–	–	–	–	1	100	>100	–	–	–
Fraxiparine	9	11	–	5	(17)	(17)	9	–	(10)	7	(29)	–

Anti-bacterials	133	(3)	(10)	124	(5)	(9)	131	(5)	(5)	136	7	14
Augmentin	53	2	(2)	47	(2)	(10)	52	(9)	(5)	56	13	19
Zinnat/Ceftin	17	(14)	(19)	16	(5)	(20)	17	(6)	–	20	6	18

Oncology and emesis	18	(20)	(28)	19	(13)	(17)	21	(9)	(5)	22	–	5
Zofran	14	(25)	(30)	13	(26)	(32)	15	(6)	(17)	19	(6)	12
Hycamtin	2	(50)	–	1	100	–	2	50	–	2	–	100

Other	159	6	(3)	150	(2)	(7)	152	(8)	(10)	166	2	8
Zantac	26	(3)	(13)	24	(10)	(20)	28	(9)	(13)	30	(7)	–

Total	1,099	3	(5)	981	3	(2)	1,063	6	7	1,035	12	19

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2006
171

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice. The transition date to IFRS for GlaxoSmithKline was 1st January 2003. Therefore, the 2006, 2005, 2004 and 2003 information included in the Five year record is in accordance with IFRS as adopted for use in the European Union. For GSK there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board. The 2002 information is in accordance with UK GAAP.

To provide a link between IFRS and UK GAAP, 2003 information is also presented under UK GAAP. The accounting policies used in the preparation of the UK GAAP information are disclosed in the 2004 Annual Report. Information prepared under IFRS is not directly comparable with information prepared under UK GAAP.

The Five year record also presents information in accordance with US GAAP.

Turnover by business segment – IFRS	2006	2005	2004	2003
	£m	£m	£m	£m

Pharmaceuticals	20,078	18,661	17,100	18,114
Consumer Healthcare	3,147	2,999	2,886	2,956

	23,225	21,660	19,986	21,070

Turnover by business segment – UK GAAP	2003	2002
	£m	£m

Pharmaceuticals	18,181	17,995
Consumer Healthcare	3,260	3,217

	21,441	21,212

Pharmaceutical turnover by therapeutic area – IFRS	2006	2005	2004	2003
	£m	£m	£m	£m

Respiratory	4,995	5,054	4,394	4,390
Central nervous system	3,642	3,219	3,462	4,446
Anti-virals	2,827	2,598	2,359	2,345
Metabolic	1,875	1,495	1,251	1,077
Vaccines	1,692	1,389	1,194	1,121
Cardiovascular and urogenital	1,636	1,331	932	770
Anti-bacterials	1,369	1,519	1,547	1,800
Oncology and emesis	1,069	1,016	934	1,000
Other	973	1,040	1,027	1,165

	20,078	18,661	17,100	18,114

Pharmaceutical turnover by therapeutic area – UK GAAP	2003	2002
	£m	£m

Respiratory	4,417	3,987
Central nervous system	4,455	4,511
Anti-virals	2,349	2,299
Metabolic	1,079	960
Vaccines	1,123	1,080
Cardiovascular and urogenital	771	661
Anti-bacterials	1,815	2,210
Oncology and emesis	1,001	977
Others	1,171	1,310

	18,181	17,995

Pharmaceutical turnover by geographic area – IFRS	2006	2005	2004	2003
	£m	£m	£m	£m

USA	10,353	9,106	8,425	9,410
Europe	5,547	5,537	5,084	5,050
International:
Asia Pacific	1,377	1,324	1,161	1,138
Japan	860	854	769	751
Middle East, Africa	744	746	669	693
Latin America	714	651	581	598
Canada	483	443	411	474

International	4,178	4,018	3,591	3,654

	20,078	18,661	17,100	18,114

GSK Annual Report 2006
172

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Pharmaceutical turnover by geographic area – UK GAAP	2003	2002
	£m	£m

USA	9,410	9,797
Europe	5,114	4,701
International:
Asia Pacific	1,140	1,100
Japan	753	712
Middle East, Africa	693	652
Latin America	597	606
Canada	474	427

International	3,657	3,497

	18,181	17,995

Pharmaceutical turnover in 2006, 2005, 2004 and 2003 includes co-promotion income.

Consumer healthcare turnover – IFRS	2006	2005	2004	2003
	£m	£m	£m	£m

OTC medicines	1,496	1,437	1,400	1,472
Oral care	993	943	913	915
Nutritional healthcare	658	619	573	569

	3,147	2,999	2,886	2,956

Consumer healthcare turnover – UK GAAP	2003	2002
	£m	£m

OTC medicines	1,556	1,586
Oral care	1,082	1,052
Nutritional healthcare	622	579

	3,260	3,217

Financial results – IFRS	2006		2005		2004		2003
	£m		£m		£m		£m

Turnover	23,225		21,660		19,986		21,070
Operating profit	7,808		6,874		5,756		6,050
Profit before taxation	7,799		6,732		5,779		5,954
Profit after taxation	5,498		4,816		4,022		4,308
Basic earnings per share (pence)	95.5	p	82.6	p	68.1	p	72.3	p
Diluted earnings per share (pence)	94.5	p	82.0	p	68.0	p	72.1	p
Weighted average number of shares in issue:
Basic	5,643		5,674		5,736		5,806
Diluted	5,700		5,720		5,748		5,824

Return on capital employed (%)	90.6		99.7		100.2		116.6

Financial results – UK GAAP	2003		2002
	£m		£m

Turnover	21,441		21,212
Operating profit	6,376		5,569
Profit before taxation	6,313		5,524
Profit after taxation	4,584		4,060
Basic earnings per share (pence)	77.1	p	66.5	p
Diluted earnings per share (pence)	76.9	p	66.3	p
Weighted average number of shares in issue:
Basic	5,806		5,912
Diluted	5,824		5,934

Return on capital employed (%)	120.8		110.6

Return on capital employed is calculated as statutory profit before taxation as a percentage of average capital employed over the year.

GSK Annual Report 2006
173

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Amounts in accordance with US GAAP	2006		2005		2004		2003		2002
	£m		£m		£m		£m		£m

Turnover	23,225		21,660		19,986		21,117		21,212
Net income	4,465		3,336		2,732		2,420		413
Basic net income per share (pence)	79.1	p	58.8	p	47.6	p	41.7	p	7.0	p
Diluted net income per share (pence)	78.4	p	58.3	p	47.5	p	41.6	p	7.0	p

The information presented in accordance with US GAAP is derived from financial information prepared under IFRS, as adopted for use in the European Union, for 2003-2006 and from UK GAAP for 2002.

Balance sheet – IFRS
	2006	2005	2004	2003
	£m	£m	£m	£m

Non-current assets	14,561	14,021	12,164	11,622
Current assets	10,992	13,177	10,780	10,298

Total assets	25,553	27,198	22,944	21,920
Current liabilities	(7,265)	(9,511)	(8,564)	(8,314)
Non-current liabilities	(8,640)	(10,117)	(8,443)	(8,008)

Total liabilities	(15,905)	(19,628)	(17,007)	(16,322)

Net assets	9,648	7,570	5,937	5,598

Equity

Shareholders’ equity	9,386	7,311	5,724	4,917
Minority interests	262	259	213	681

	9,648	7,570	5,937	5,598

Balance sheet – UK GAAP
	2003	2002
	£m	£m

Fixed assets	8,575	8,752
Current assets	12,625	10,749

Total assets	21,200	19,501
Current liabilities	(8,471)	(8,724)
Non-current liabilities	(6,925)	(6,130)

Total liabilities	(15,396)	(14,854)

Net assets	5,804	4,647

Equity

Shareholders’ equity	5,059	3,840
Minority interests	745	807

	5,804	4,647

Amounts in accordance with US GAAP
	2006	2005	2004	2003	2002
	£m	£m	£m	£m	£m

Total assets	54,623	57,218	55,841	56,400	57,671
Net assets	34,914	34,599	34,429	34,861	35,729
Long-term borrowings	(4,806)	(5,293)	(4,374)	(3,640)	(3,085)
Shareholders’ equity	34,653	34,282	34,042	34,116	34,922

GSK Annual Report 2006
174

<

Back to Contents

INVESTOR INFORMATION

Financial record
continued

Number of employees
	2006	2005	2004	2003	2002

USA	24,726	23,822	23,782	24,036	23,527
Europe	45,758	43,999	44,679	44,559	46,028
International:
Asia Pacific	17,570	15,991	16,109	18,373	17,289
Japan	3,195	3,098	2,965	2,842	2,952
Middle East, Africa	3,204	5,682	5,134	3,400	5,973
Latin America	5,856	5,664	5,603	5,916	6,876
Canada	2,386	2,472	1,747	1,793	1,854

International	32,211	32,907	31,558	32,324	34,944

	102,695	100,728	100,019	100,919	104,499

Manufacturing	33,235	31,615	31,143	32,459	35,503
Selling	44,484	44,393	44,646	43,978	43,994
Administration	9,024	9,225	9,193	9,550	10,378
Research and development	15,952	15,495	15,037	14,932	14,624

	102,695	100,728	100,019	100,919	104,499

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

	2006	2005	2004	2003	2002

Average	1.85	1.81	1.84	1.63	1.51

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2007	2007	2006	2006	2006	2006

High	1.97	1.98	1.98	1.97	1.91	1.91
Low	1.94	1.93	1.95	1.89	1.85	1.86

The noon buying rate on 23rd February 2007 was £1 = US$1.96.

GSK Annual Report 2006
175

<

Back to Contents

INVESTOR INFORMATION

Shareholder information

Share price
	2006	2005	2004
	£	£	£

At 1st January	14.69	12.22	12.80
High during the year	15.77	15.44	12.99
Low during the year	13.26	11.75	10.42
At 31st December	13.44	14.69	12.22
(Decrease)/Increase	(9)%	20%	(5)%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price decreased by 9% in 2006 from a price of £14.69 at 1st January 2006 to £13.44 at 31st December 2006. This compares with an increase in the FTSE 100 index of 11% during the year. The share price on 23rd February 2007 was £14.50.

Market capitalisation
The market capitalisation, based on shares in public issue, of GlaxoSmithKline at 31st December 2006 was £77 billion. At that date GSK was the fourth largest company by market capitalisation on the FTSE index.

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

Dividends

GlaxoSmithKline pays dividends quarterly. Details of the dividends declared, the amount and the payment dates are given in Note 14.

Dividends per share
The table below sets out the dividends per share in the last five years.

Year	pence

2006	48.0
2005	44.0
2004	42.0
2003	41.0
2002	40.0

Dividends per ADS
The table below sets out the dividends per ADS in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2006	1.80
2005	1.57
2004	1.53
2003	1.39
2002	1.24

Dividend calendar
Fourth quarter 2006

Ex-dividend date	14th February 2007
Record date	16th February 2007
Payable	12th April 2007

First quarter 2007

Ex-dividend date	2nd May 2007
Record date	4th May 2007
Payable	12th July 2007

Second quarter 2007

Ex-dividend date	1st August 2007
Record date	3rd August 2007
Payable	11th October 2007

Third quarter 2007

Ex-dividend date	31st October 2007
Record date	2nd November 2007
Payable	10th January 2008

Internet

Information about the company including details of the share price is available on GSK’s website at www.gsk.com.

Information made available on the website does not constitute part of this Annual Report.

Investor relations

Investor Relations may be contacted as follows:

UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 4000 outside the USA

GSK Annual Report 2006
176

<

Back to Contents

INVESTOR INFORMATION

Shareholder information
continued

Analysis of shareholdings
Analysis of shareholdings at 31st December 2006	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	130,906	71	1	46,807,426
1,001 to 5,000	41,712	23	2	89,668,014
5,001 to 100,000	10,210	5	2	148,081,033
100,001 to 1,000,000	1,048	1	6	366,110,174
Over 1,000,000	490	–	89	5,340,935,201

Totals	184,366	100	100	5,991,601,848

Held by
Nominee companies	30,702	17	78	4,643,364,576
Investment and trust companies	57	–	1	58,018,488
Insurance companies	14	–	–	162,380
Individuals and other corporate bodies	153,591	83	5	324,318,199
BNY (Nominees) Limited	1	–	12	730,255,527
Held as Treasury shares by GlaxoSmithKline	1	–	4	235,482,678

Totals	184,366	100	100	5,991,601,848

The Bank of New York’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 23rd February 2007, the number of holders of record of shares in the USA was 1,143 with holdings of 1,508,043 shares, and the number of registered holders of the ADRs was 39,173 with holdings of 423,258,574 ADRs. Certain of these shares and ADRs were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Major shareholders have the same voting rights per share as all other shareholders.

Substantial shareholdings

At 23rd February 2007, the company had received notification of the following interests of 3% or more in the shares in issue, excluding Treasury shares:

•	BNY (Nominees) Limited holds 846,517,149 shares representing 14.71%. These shares are held on behalf of holders of ADRs, which evidence ADSs.

•	Legal & General Investment Management Limited holds 218,457,607 shares representing 3.80%.

•	Barclays PLC holds 240,119,101 shares representing 4.17%.

As far as is known to the company, no other person was the owner of 3% or more of the shares in issue, excluding Treasury Shares of the company.

Directors and Officers

The interests of the Directors and Officers of the company in share options, as defined in the Companies Act 1985, of the company are given in the Remuneration Report (pages 65 to 82).

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

Publications

In late March 2007 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D and environment health and safety.

GSK Annual Report 2006
177

<

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

GlaxoSmithKline	Pence per share

	High	Low

Quarter ended 31st March 2007*	1493	1344
February 2007*	1493	1386
January 2007	1418	1344
December 2006	1360	1326
November 2006	1427	1331
October 2006	1511	1400
September 2006	1499	1418
Quarter ended 31st December 2006	1511	1326
Quarter ended 30th September 2006	1540	1418
Quarter ended 30th June 2006	1557	1455
Quarter ended 31st March 2006	1577	1424
Quarter ended 31st December 2005	1544	1395
Quarter ended 30th September 2005	1442	1308
Quarter ended 30th June 2005	1377	1201
Quarter ended 31st March 2005	1318	1175
Year ended 31st December 2004	1299	1042
Year ended 31st December 2003	1390	1000
Year ended 31st December 2002	1780	1057

	US dollars per ADS

	High	Low

Quarter ended 31st March 2007*	58.37	52.66
February 2007*	58.37	54.71
January 2007	55.95	52.66
December 2006	53.73	51.93
November 2006	54.21	51.41
October 2006	56.20	53.21
September 2006	56.76	53.23
Quarter ended 31st December 2006	56.20	51.41
Quarter ended 30th September 2006	57.01	53.23
Quarter ended 30th June 2006	58.38	51.48
Quarter ended 31st March 2006	54.94	50.15
Quarter ended 31st December 2005	53.53	49.16
Quarter ended 30th September 2005	51.28	46.47
Quarter ended 30th June 2005	51.40	45.19
Quarter ended 31st March 2005	50.50	44.48
Year ended 31st December 2004	47.50	39.04
Year ended 31st December 2003	47.40	32.75
Year ended 31st December 2002	50.87	32.86

* to 23rd February 2007

Annual General Meeting 2007

The Queen Elizabeth II Conference Centre, 23rd May 2007 Broad Sanctuary, Westminster, London SW1P 3EE

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

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York which will enable them to attend and vote on the business to be transacted. ADR holders may instruct The Bank of New York as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by the bank in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2007

Announcement of 1st Quarter Results	April 2007

Announcement of 2nd Quarter Results	July 2007

Announcement of 3rd Quarter Results	October 2007

Preliminary Announcement of Annual Results	February 2008

Publication of Annual Report/Review	March 2008

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

The Annual Review is sent to all shareholders. Shareholders may also elect to receive the Annual Report by writing to the company’s registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the GSK Response Center in the USA.

Queries relating to receipt of duplicate copies of GSK’s publications should be addressed to the registrars.

GSK Annual Report 2006
178

<

Back to Contents

INVESTOR INFORMATION

Shareholder information
continued

Ordinary shares

The company’s shares are listed on the London Stock Exchange.

Registrar
The company’s registrars are:

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA
www.shareview.co.uk
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

The registrars also provide the following services:

•	GlaxoSmithKline Investment Plan
•	GlaxoSmithKline Individual Savings Account
•	GlaxoSmithKline Corporate Sponsored Nominee
•	Shareview service
•	Shareview dealing service
•	Dividend reinvestment plan

Share dealing service
Shareholders may buy or sell shares by internet or telephone through Shareview dealing, a share dealing service provided by Lloyds TSB Registrars. For internet purchases and sales log on to www.shareview.co.uk/dealing and for telephone purchases and sales call 0870 850 0852 (inside the UK only) between 8.00am and 4.30pm, Monday to Friday.

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

GSK Response Center
Tel: 1 888 825 5249 toll free

GSK Annual Report 2006
179

<

Back to Contents

INVESTOR INFORMATION

Taxation information for shareholders

Information for shareholders

A summary of the main tax consequences for holders of shares and ADRs who are citizens or residents of the UK or the USA is set out below. It is not a complete analysis of all the possible tax consequences of purchase or ownership of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase and ownership of their shares or ADRs, and the consequences under state and local tax laws in the USA and the implications of the current UK/US Income Tax convention.

This statement is based upon UK and US tax laws and practices at the date of this report.

US holders of ADRs generally will be treated as the owners of the underlying shares for the purposes of the current US/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

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

Taxation of dividends
The gross amount of dividends received (without reduction for any UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2011. Shareholders are advised to consult their own Tax Advisers to confirm their eligibility.

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

No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that the instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5% . There is a minimum charge of £5 where a stamp duty liability arises.

GSK Annual Report 2006
180

<

Back to Contents

INVESTOR INFORMATION

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two Ordinary Shares.

American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.

Basic earnings per share	Basic income per share.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Creditors	Accounts payable.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Debtors	Accounts receivable.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of total equity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Shareholders’ funds	Shareholders’ equity.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	Shares outstanding.

Statement of recognised income and expense	Statement of comprehensive income.

Stocks	Inventories.

Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

GSK Annual Report 2006
181

<

Back to Contents

INVESTOR INFORMATION

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	172-176
D	Risk factors	44-47

4	Information on the company
A	History and development of the company	4
B	Business overview
	Products	27-28,30
	Competition	29,30
	Regulation	22-23
	Marketing and distribution	8
	Manufacture and supply	21
	Research and development	9-16
	Intellectual property	23-24
	Environment, health and safety	24-25
	Access to medicines	18
	Corporate responsibility and community investment	19-20
C	Organisational structure	153-155
D	Property, plant and equipment
	Note 5 – Segment information	95-97
	Note 17 – Property, plant and equipment	39,103-104

5	Operating and financial review and prospects
A	Operating results
	2006 and 2005	31-47
	2005 and 2004	48-52
B	Liquidity and capital resources	39-43
C	Research and development, patents and licenses, etc.	9-16,6
D	Trend information	56
E	Off balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	40-41

6	Directors, senior management and employees
A	Directors and senior management	54-55
B	Compensation
	Remuneration Report	65-82
C	Board practices
	Corporate governance	56-64
D	Employees
	GlaxoSmithKline people	17
	Note 8 – Employee costs	99
	Note 26 – Pensions and post-employment benefits	109-115
	Financial record	175
E	Share ownership
	GlaxoSmithKline people	17
	Note 40 – Employee share schemes	134-138
	Share options	76-78
	Incentive plans	79-81
	Directors’ interests	76,82

7	Major shareholders and related party transactions
A	Major shareholders	177
B	Related party transactions
	Note 33 – Related party transactions	120

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See item 18
	Legal proceedings	156-164
B	Significant changes Note 38 – Post balance sheet events	126

9	The offer and listing
A	Share price history	176,178
C	Markets	178

10	Additional information
B	Memorandum and Articles of Association	Footnote (i)
D	Exchange controls	177
E	Taxation	180
H	Documents on display	177

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	42-43
	Note 39 – Financial instruments and related disclosures	127-134

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	59-60

16	[Reserved]
A	Audit Committee financial expert	61
B	Code of ethics	62
C	Principal accountant fees and services
	Note 7 – Operating profit	98
D	Exemptions from the listing standard for audit committees	n/a
E	Purchases of equity securities by the issuer and affiliated purchasers	118

17	Financial statements	n/a

18	Financial statements
	Independent auditors’ report	85
	Consolidated income statement	86
	Consolidated balance sheet	87
	Consolidated cash flow statement	88
	Consolidated statement of recognised income and expense	89
	Notes to the financial statements	90-164

19	Exhibits	Footnote (ii)

Footnote (i) – information responsive to this item is incorporated by reference to the company's Annual Report on Form 20-F for the year ended 31st December 2005.

Footnote (ii) – see the company’s Form 20-F filing with the Securities and Exchange Commission.

GSK Annual Report 2006
182

<

Back to Contents

What would you like to know about GSK?
www.gsk.com

Annual report

- Financial summary
- Chairman's and CEO's summary
- Performance overview
- Business review
- Corporate governance
- Remuneration report
- Financial statements
- Notes to the financial statements
- Investor information

Corporate responsibility report

- Chairman's and CEO's letter
- Corporate responsibility at GSK
- Access to medicines
- Research and innovation
- Ethical conduct
- Supply chain
- Employment
- Environment
- Working with communities

Annual review

- Chairman's and CEO's summary
- Delivering our product pipeline for patients
- Optimising the performance of key products
- Improving access to medicines
- Being the best place for the best people to do their best work
- Running our business responsibly
- Performance overview
- Business operating review
- Summary remuneration report
- Corporate governance
- Summary financial statements
- Shareholder information

Website

- About us
- Our products
- Your health
- Responsibility
- Our work with communities
- Research & development
- Investors
- Media centre
- Careers

Corporate responsibility review

- Chairman's and CEO's letter
- Q&A
- Access to medicines
- Research and innovation
- Ethical conduct
- Employment
- Environment
- Working with communities
- Managing CR
- Data summary

Do more, feel better, live longer

Head Office and Registered Office	Produced by Corporate Communications, GSK.
GlaxoSmithKline plc
980 Great West Road	Designed by CGI London.
Brentford, Middlesex TW8 9GS
United Kingdom	Printed in the UK by St. Ives Direct Edenbridge Ltd. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.
Tel: +44 (0)20 8047 5000
www.gsk.com

Item 19 Exhibits

Exhibit Index

Exhibit No.	Description

1.1
Memorandum and Articles of Association of the Registrant as in effect on the date hereof are incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 3, 2006.

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

4.2
Service Agreement between GlaxoSmithKline Services Unlimited and Julian Heslop is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 3, 2006.

4.3	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to pages 153 to 155 of this Annual Report on Form 20-F.

12.1	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 - Jean-Pierre Garnier.

12.2	Form of Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 - Julian Heslop.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GlaxoSmithKline plc

March 2, 2007	By:	/s/ Julian Heslop
Julian Heslop
Chief Financial Officer