Form 20-F
period 2007-12-31
GLAXOSMITHKLINE PLC
filed 2008-02-29
CIK 1131399

As filed with the Securities and Exchange Commission on February 29, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

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

Simon Bicknell
Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
England
011 44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2	New York Stock Exchange
Ordinary Shares, Par value 25 pence

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25p each	5,508,392,868

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

    Yes      No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer            Accelerated filer            Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

  U.S. GAAP        International Financial Reporting Standards as issued by the International Accounting Standards Board        Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

  Yes        No

Annual Report 2007

Question	How are you adapting your business model to
one	succeed in the current healthcare environment?
Answer page 4

Question	Why do you have a Consumer Healthcare
two	business? Answer page 5

Question	Share prices in the sector haven’t performed well,
three	what is the outlook for GSK? Answer page 6

Question	How is your research and development pipeline
four	performing? Answer page 7

Question	What are you doing to improve healthcare in the
five	developing world? Answer page 8

Website
GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.

Notice regarding limitations on Director liability under English Law
Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 9 to 86, under English law the Directors would be liable to the company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Report of the Directors
Pages 9 to 86 inclusive consist of a Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Cautionary statement regarding forward-looking statements
The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 50 to 53 of this Annual Report.

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

REPORT OF THE DIRECTORS

Chairman and CEO summary	3
Five questions, five answers	4

Report of the Directors
Business review	9
Corporate governance	59
Remuneration Report	71

FINANCIAL STATEMENTS

INVESTOR INFORMATION

Investor information
Financial record	160
Shareholder information	166
Taxation information for shareholders	169
Glossary of terms	173

GSK Annual Report 2007	1

Back to Contents

Annual Report and Annual Review
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2007, prepared in accordance with United Kingdom requirements. It was approved by the Board of Directors on 27th February 2008 and published on 28th February 2008.

A summary report on the year, the Annual Review 2007, which is prepared in accordance with United Kingdom requirements and intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. It includes the joint statement by the Chairman and the Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report. The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GSK’s website.

In this Report ‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiary undertakings; the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary share of GlaxoSmithKline plc of 25p; an American Depositary Share (ADS) represents two GlaxoSmithKline shares.

Business performance
Business performance, which is a supplemental non-IFRS measure, is the primary performance measure used by management and is presented after excluding costs relating to the new Operational Excellence programme, which commenced in October 2007. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group. This information, which is provided in addition to the total results prepared under IFRS, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period end rates are used to translate the net assets of those entities. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

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

All commentaries in this Report are presented in terms of CER unless otherwise stated.

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

GSK has its corporate head office in London. It also has operational headquarters in Philadelphia and Research Triangle Park, USA, and operations in some 114 countries, with products sold in over 140 countries. The principal research and development (R&D) facilities are in the UK, the USA, Belgium, Italy, Japan and Spain. Products are currently manufactured in some 38 countries.

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

2	GSK Annual Report 2007

Back to Contents
Review of 2007

Chairman and CEO summary

It is natural that our stakeholders want to know how we are facing the challenges of the fast-changing healthcare environment, and how we plan to convert our strategic direction into profitable results, which should return value to our shareholders.

Our 2007 Annual Report aims to answer these questions and demonstrate that our strategic focus on research and development, which is delivering improved pipeline productivity, will enhance returns to shareholders over the long-term. The success of our Consumer Healthcare business and the strong performance of many key pharmaceutical and vaccine products in our current portfolio are also providing strong contributions to growth and helped us to deliver 2007 business performance earnings per share (EPS) growth of 10% at constant exchange rates (CER); results that were at the high end of our guidance.

We also continue to balance the needs of our shareholders with our commitment to improve healthcare in communities across the world –we feel this is not just the right thing to do; but the only thing to do.

Financial performance and outlook
Total sales were £22.7 billion, up 2%, and business performance EPS was 99.1p, up 10% from 2006. The Board declared a dividend for the year of 53p, up from 48p in 2006.

Pharmaceutical turnover was level at £19.2 billion, impacted by generic competition in the USA and a decrease of 22% in Avandia sales globally. Among other key products, sales of Seretide/Advair for asthma and COPD rose by 10% to £3.5 billion while those for Lamictal, for epilepsy and bipolar disorder, increased by 18% to £1.1 billion. The Vaccines business grew by 20% to £2 billion. Consumer Healthcare generated strong sales growth, up 14% to almost £3.5 billion.

2007 also saw the launch of the largest share buy-back in the industry; share repurchases of £2.5 billion were made in 2007 under this programme and a further £6 billion are expected in 2008. We expect to repurchase £12 billion of shares under this programme by mid-2009.

In May 2007, an article in the New England Journal of Medicine suggested that there may be cardiovascular risk associated with Avandia, our second largest product. This was followed by intense media coverage and despite our efforts to explain the entirety of the data, which did not confirm this risk, sales of Avandia dropped significantly in the second half of 2007.

The decline in Avandia sales, together with increased generic competition in the USA, will adversely impact our earnings in 2008 and we expect a mid-single digit percentage decline in business performance EPS, at CER. Looking ahead we remain confident in GSK’s future. Our fast-growing vaccines business, the resurgence of our Consumer Healthcare division and the strong performance of key pharmaceutical products are all providing contributions to growth. The momentum of our late-stage pipeline continues to enhance our business and is producing a significant renewal of our product line.

Seeing results from our investment in R&D
Last year, GSK received a record 10 product approvals and filed 10 product applications. New products launched during 2007 were Tykerb, for breast cancer, Veramyst/Avamys, for allergic rhinitis, Altabax/Altargo for the treatment of skin infections and Cervarix our vaccine for the prevention of cervical cancer.

We currently have 13 new product opportunities filed with regulators and commenced nine new phase III clinical development programmes in 2007. There are at present 34 key assets in the phase III or registration stages.

Leading the way
Although the future remains challenging, GSK is determined to remain an industry leader across many fronts; not only through our pipeline progress but also through efficiency initiatives and by fulfilling our responsibilities to communities worldwide.

In October we announced a significant new £1.5 billion Operational Excellence programme to improve operational efficiency and productivity. We expect this to deliver annual pre-tax savings of £700 million by 2010.

During 2007, our global community investment contributions continued to deliver a positive influence on the lives of people worldwide and we are proud to play our part to the full.

We are grateful to our dedicated people for their efforts and passion which contributed so much to our success. We also extend the company’s thanks to you, our shareholders, for your continuing support.

There have been changes in the management team in the past 12 months including the departure of David Stout, President of Pharmaceutical Operations, and Rupert Bondy, Senior Vice President and General Counsel who will be leaving GSK at the end of March 2008. We thank them both for their contribution to GSK over many years. We also welcomed Professor Sir Roy Anderson to the Board as a Non-Executive Director and Andrew Witty and Chris Viehbacher as Executive Directors.

Overall, we are confident in GSK’s strength as an organisation and that we have the expertise to deal with the changing environment we face.

Thank you again for your support.

Sir Christopher Gent	JP Garnier
Chairman	Chief Executive Officer

Message from Sir Christopher Gent, Chairman
The AGM sees the retirement of our Chief Executive Officer JP Garnier, who has served GSK with great style and distinction since the merger in December 2000. JP brought wit, wisdom and hugely impressive business acumen to his role. He was directly responsible for many of the innovations of the last seven years, including the introduction of our Centres of Excellence in Drug Discovery, which have transformed the way we approach R&D, and driving a renewed focus and energy behind our vaccines business.

Thank you, JP, on behalf of the Board and the stakeholders of GSK.

Andrew Witty becomes our new Chief Executive Officer at the AGM. Having worked for us since 1985, Andrew is experienced, enthusiastic and well-respected both inside GSK and beyond. I have no doubt that he will ensure that GSK fulfils its rich potential, and I look forward to working alongside him.

GSK Annual Report 2007	3

Back to Contents

We consult our stakeholders in many ways. From shareholders, patients, governments, non-government organisations, payers and employees we hear many different questions. For this year’s Annual Report we have focused on five key questions that lie at the heart of the business.

How are you adapting your
business model to succeed
in the current healthcare
environment?

Diversity and balance
We operate in a fast-changing market from both a regulatory and payer perspective. Regulators are becoming increasingly risk conscious and payers more cost conscious. It is imperative that pharmaceutical companies, including GSK, modernise and evolve to reflect these market changes.

As we move forward into this changing environment, we are well-positioned, relative to our peers. Why? Because we are a broad-based, geographically-diverse and well-balanced Group encompassing Pharmaceuticals, vaccines and Consumer Healthcare.

Through the intellectual property system, we have a relatively short patent exclusivity for traditional small molecule chemical pharmaceuticals. However, Biological Medicines, vaccines and Consumer Healthcare products generally have a significantly longer product life cycle. Our presence in all these sectors will continue to grow and enables us to better balance risk and sustain growth.

Growing the pipeline
In recent years, our pipeline has expanded and flowed more quickly than ever before. Seven years ago we had relatively few products in our late-stage pipeline. Today we have 157 projects in clinical development, of which 118 are NCEs or new vaccines; this includes 34 key assets in late stage development.

This is a significant transformation, driven largely by changes we have made to both our research and development (R&D) ‘hardware’ and ‘software’. We have radically changed the R&D infrastructure, breaking down the traditional big bureaucratic pharma model into R&D Centres of Excellence for Drug Discovery (CEDDs). At the same time, we are evolving and adapting our culture, helping our talented people to improve the quality of our science and management.

We will continue to ensure that we are creating new medicines targeted at unmet medical need, and we will focus on developing these medicines in a way that allows regulators to make a clear assessment about the relative risks and benefits.

Summary
Our markets are changing and we are evolving rapidly to reflect the new environment. We are well-positioned, relative to our peers.

•	A broad-based, geographically-diverse and well- balanced business.

•	Improved pipeline productivity.

•	Innovative programmes to reduce expenditure and work more closely with customers.

•	Positioned to take advantage of opportunities in the growing healthcare economies.

Reducing expenditure
Cost remains a major issue for our customers because the demand for healthcare continues to increase, driven by ageing populations and rising expectations. We are committed to working with governments to reduce total healthcare costs and to lowering our own expenditure so that we operate more efficiently and profitably in a lower priced environment – enabling us to continue our investment in R&D.

At the same time, we are adopting a more flexible and creative approach to product pricing. We are alert to opportunities to share risk with customers as a means of demonstrating that we have great belief in our medicines – and that we only expect to be rewarded when our medicines deliver the anticipated benefits.

Our Operational Excellence programmes, which are an important part of our strategy, mean we are improving efficiency year-on-year. We are also working hard to lower the cost of developing products and have already outsourced some areas of our business to lower-cost countries. We will continue to assess and capture other opportunities to reduce costs.

Seizing global opportunities
Globalisation is an increasingly important factor in the business landscape. In the past, we have derived most of our growth from the established economies of the USA, Europe and Japan. Countries such as Brazil, Russia, India and China – often known as the BRIC markets – have large populations. They are increasingly able to afford good quality healthcare, opening up significant new markets which will be important future growth areas for GSK.

Investing in our people
We will only reach our potential through the support and talent of highly motivated people. Our ambition is to be the place where great people apply their energy and passion to make a difference in the world. Their skills and intellect are key components in the successful implementation of our strategy. During 2007 we continued to invest in recruiting and training the best scientists and other professionals.

4	GSK Annual Report 2007

Back to Contents

Why do you have a Consumer Healthcare business?

A healthy performance
Consumer Healthcare is an important business to us. Not only does it provide an excellent balance with our Pharmaceuticals operation, it is also a thriving business in its own right which is delivering a strong performance for shareholders.

Consumer Healthcare has shown significant acceleration in top line performance, with sales growth up 14% in 2007. It has a powerful portfolio that includes Lucozade, Sensodyne, Panadol, Horlicks and Aquafresh, a brand which has benefited from investment and the launch of new brand extensions. 2007 also saw the successful US launch of alli, the first over-the-counter (OTC) weight loss aid approved by the Food and Drug Administration (FDA), which is currently being reviewed by European regulatory authorities. Through our Consumer Healthcare business, and its expertise in sales and marketing, we are well placed to be the partner of choice for ‘switch’ products, bringing them from the prescription to the OTC market.

Top five Consumer Healthcare products by turnover 2007

Products	Turnover
2007
£m

Lucozade	347
Aquafresh	308
Sensodyne	293
Panadol	262
Horlicks	174

Capitalising on long-term potential
Global healthcare markets are in a state of change. For example, there is an increasing trend for governments to cut state healthcare costs by influencing a switch from prescription to generic or OTC products.

Looking ahead, healthcare is becoming more consumer-centred. People expect to be able to access medical knowledge and to influence their own treatments. For many, OTC products are their first destination for everyday healthcare.

We expect that the highest rates of growth for all healthcare businesses will be driven by the developing, emerging economies. OTC is the foundation of healthcare in these countries. In China, for example, OTC accounts for 36% of drug expenditure, compared to 8% in North America and 10% in Western Europe.

Summary

Our Consumer Healthcare business is a key part of GSK. It is a profitable, logical, complement to our Pharmaceutical operation with a powerful portfolio and a healthy pipeline.

•	Outstanding performance in 2007, with double- digit sales growth.

•	Excellent prospects, particularly in developing economies.

•	Opportunity to share expertise and resources across the two businesses.

•	Steady, long-term growth helps balance the Pharmaceutical business.

Sharing strengths
The Consumer Healthcare and Pharmaceuticals businesses are not stand alone entities, but are complementary and synergistic in a number of important areas. They are both backed by science endorsed strategies and a focus on R&D.

There is a growing trend worldwide for patients to manage their own healthcare, choosing OTC products, rather than relying on a prescription – a behaviour in which our Consumer Healthcare professionals are richly experienced. We are able to draw on these skills and knowledge in our Pharmaceutical business and share costs and resources. We also share expertise and resources in other areas, such as regulatory matters, R&D, marketing, distribution and procurement.

Getting the balance right
The Pharmaceuticals business operates in a tough climate. Increased legislation, cautious regulatory regimes and pricing pressures are among the key challenges that face any pharmaceutical company. At the same time, the patent framework for pharmaceutical products tends to result in a relatively short life cycle for even the most successful treatments.

In contrast, our Consumer Healthcare business offers long-term, steady cash flow. A broad portfolio of pharmaceutical and OTC products can help mitigate the impact of losses to generics and help smooth the more volatile nature of the pharmaceutical markets.

GSK Annual Report 2007	5

Back to Contents

Share prices in the sector
haven’t performed well,
what is the outlook for GSK?

Sector challenges
After many years of sustained value creation for shareholders, the pharmaceutical sector has suffered a de-rating since the beginning of 2001. The main factor behind the de-rating is that R&D productivity, which is integral to the growth of the pharmaceutical industry, has declined. Share price valuations in the past also included more value for the longer-term potential of R&D pipelines than is currently the case.

At the same time, the level of generic competition has intensified. GSK has been able to withstand this pressure better than many of our peers because of the broad nature of our product line, a flow of new products from our pipeline and the greater protection we experience in our vaccines and Consumer Healthcare businesses.

In fact every year since the merger at the end of 2000 we have delivered increased sales, at CER, despite challenging market conditions. In financial terms, over the same period, total returns to shareholders for GSK’s peer group were down 29%. The total return to GSK shareholders over this period was down 15%, above the performance of the peer group.

2007 – the Avandia factor
In 2007 GSK’s share price fell by 5% compared to an increase in the FTSE 100 index of 4%. That was disappointing for our investors, a significant number of whom are also our employees.

We started 2007 strongly and achieved several important milestones including the launches of Tykerb and the FDA approval of alli. In the first quarter, we beat expectations and delivered EPS growth of 14%. As the market received this positive news our share price outperformed most of our peers. Then, in May 2007, an article in the New England Journal of Medicine (NEJM) suggested that there may be cardiovascular risk associated with Avandia, our second largest product. This was followed by intense media coverage and despite our efforts to explain the entirety of the data, which did not confirm this risk, doctors were reluctant to prescribe Avandia for new patients without further FDA guidance.

Sales of Avandia dropped significantly and this had a negative impact on our share price. Following clarification from the FDA in October 2007, we now have a new approved label and can move ahead with more clarity.

Summary

To ensure that we remain an industry leader, we are addressing the issues which face the pharmaceutical sector.

•	Investment to achieve industry leading R&D productivity.

•	A new £1.5 billion Operational Excellence programme.

•	A 10% increase in the dividend paid to our shareholders for 2007.

•	The largest share buy-back programme in the industry.

•	Attracting and retaining the best employees.

Taking action to create long-term value
The Board and management continually review GSK’s business strategy and the external environment with a view to achieving growth on a sustainable basis.

Our industry has a long-term investment cycle, driven primarily by the time it takes to develop a new pharmaceutical product – at least 10 years. The decisions taken over the last seven years that have improved R&D productivity at GSK, will still take time to have a major impact on our revenues. However, as investors become more confident in our strategy and key pipeline products make it to the market, this will begin to be factored into our share price.

At the same time, we are very focused on taking action to enhance returns for shareholders by accelerating our efficiency programmes, and returning cash to shareholders through dividends and share buy-backs. The Board approved a 10% increase in its dividend for 2007 and in July, GSK announced the largest share buy-back programme in the industry.

After the third quarter, we announced a significant new £1.5 billion Operational Excellence programme to improve the efficiency and productivity of our operations. This is expected to deliver annual savings of up to £700 million by 2010.

Reducing costs does not mean cutting down on talent. GSK is respected worldwide as a Group where the best people can do their best work and we continue to attract, retain and reward the brightest employees, from sales teams on the front line to scientists who are at the forefront of discovering new therapies.

6	GSK Annual Report 2007

Back to Contents

How is your research
and development pipeline
performing?

The best year for pharmaceutical R&D since the merger
2007 saw GSK’s best year for R&D since the Group was formed in 2000. We have undoubtedly made great strides in the last seven years – but there remains more to achieve and more benefits which we can look forward to as our investment in the pipeline delivers.

During the year, three new chemical entities and one new vaccine were approved; Veramyst for allergic rhinitis, Tykerb for breast cancer, Altabax for skin infections and Cervarix to prevent cervical cancer.

We have progressed a range of products through the pipeline, positioning us well for the future. A total of nine new phase III programmes started. These are the large scale trials where we seek to ascertain safety and also to prove unequivocally the efficacy of the medicines before submitting them for approval.

Our initiative to in-license potential treatments continued. We brought three new late-stage programmes into GSK and moved a further four into late-stage development, improving our ability to reload and sustain the pipeline we need.

By its nature, R&D carries inherent risk. We were pleased that 2007 was a year of few disappointments, with the most notable termination being that of odiparcil, to prevent blood clots. A number of product line extensions were delayed which we had hoped would gain final regulatory approval in the USA, including Lamictal XR and Requip XL.

Promising progress in vaccines
We have a large and promising vaccines pipeline, with 24 projects in clinical development, including seven in phase III trials and another five filed with regulators.

Cervarix, our HPV vaccine to prevent cervical cancer, has now been approved in over 50 countries across the world. Further licensing applications have been submitted in 28 countries, including Japan. In the USA, the FDA issued a Complete Response letter for Cervarix in December 2007. We plan to submit our response to this letter in the second quarter of 2008 and continue our discussions regarding the application with the FDA.

While Cervarix is perhaps our most high-profile vaccine, several other vaccines made progress during 2007. Rotarix for rotavirus, a disease which causes severe childhood diarrhoea, was filed in the USA in June, following approval in over 100 countries worldwide. We also filed Synflorix, a vaccine to prevent pneumococcal disease, in Europe and International markets at the end of the year. Our meningitis vaccine Men-ACWY and our innovative Mage-A3 vaccine for the treatment of non small cell lung cancer both entered phase III trials in 2007.

Summary

This has been a good year for our R&D team. A number of important products and potential products moved through our pipeline and we achieved several important objectives.

•	34 key assets in phase III/registration.

•	Three new chemical entities approved, and one new vaccine.

•	10 new product opportunities filed with regulators.

•	Nine new phase III clinical development programmes commenced.

•	Three late-stage development programmes in-licensed.

In October 2007 we also received encouraging safety and efficacy data with our vaccine to protect against malaria, which is currently in phase II development. These results have given us the confidence to move into large scale phase III trials which are due to begin in the second half of 2008.

Adapting to the changing environment
We are responding in many ways to the challenges of R&D productivity that are faced by companies in the pharmaceutical sector. Our network of CEDDs focus skills and resources on targeted disease areas. The CEDDs create the spirit of a small R&D-led team within a very large pharmaceutical organisation and allow us to be more nimble, and therefore productive, in our approach. In 2007 we opened two new CEDDs, in Immuno-inflammation and Infectious Diseases, both of which are headed by world-class scientists.

An important element of our strategy is to access a broad diversity of thinking. One way we do this is by partnering with academic centres worldwide. In 2007, we opened our new clinical imaging centre at Hammersmith Hospital in London, where research is concentrating on cancer, stroke and neurological diseases. A second key strand is to make sure that GSK is well-represented wherever the most cutting edge science is practised. In 2007, we opened a new fully integrated research institute in China.

GSK has a very active external partnering strategy. In 2007 we entered into nine external product licensing collaborations, together with a number of other partnerships to develop further and utilise novel science and technologies in pharmaceutical and biological R&D.

We continue to review actively our therapeutic area strategies to examine all the areas in which we have a presence and prioritise those that demonstrate the most potential. We aim to derive 20% of our pipeline from biopharmaceuticals by 2015 – it is around 6% at present. We have also increased our investment in neurosciences, vaccines and oncology research.

Whilst it remains a tough challenge to discover medicines and vaccines, the level of understanding, scientific advancement and breakthrough is unprecedented. We believe that at GSK the opportunity to discover new products is now greater than ever.

GSK Annual Report 2007	7

Back to Contents

What are you doing to
improve healthcare in the
developing world?

Getting the balance right
For a commercial organisation like GSK, there is a balance to be struck between the return to shareholders and our desire to improve access to our products, particularly for patients in the developing world.

HIV/AIDS has both worsened the healthcare crisis in sub-Saharan Africa and brought it worldwide attention. Poverty means that too many are denied education or die from malnutrition and a lack of clean drinking water. The ability of a pharmaceutical company to address the healthcare problems of the developing world must be seen in this broader context.

Where we offer our anti-retrovirals (ARVs) and anti-malarials at not-for-profit prices, this is in addition to our significant community investment activities. Our Corporate Responsibility Report has more details of our efforts to improve access to medicines, in both the developing and the developed world, and information about our other community partnership programmes.

Do more, feel better, live longer
HIV/AIDS, tuberculosis and malaria are killing around 20,000 people every day. We believe that playing our part is not just the right thing to do; it is the only thing to do.

We contribute through action in four areas: preferential pricing of our ARVs, anti-malarials and vaccines; investing in R&D into diseases of the developing world; community investment activities and partnerships that foster effective healthcare; and through innovative partnerships.

Sometimes, the healthcare crisis in Africa is used by some pressure groups to attack our industry or the intellectual property (IP) system. But it is important to understand that we rely on IP to generate the funds which enabled us to invest £3.2 billion in R&D during 2007. We will continue to stress this to those who would like to see the IP environment weakened.

Without investment in R&D we will not see the much-needed new medicines and vaccines. This requires a delicate balance – which we believe we achieve - to the benefit of shareholders and patients the world over.

Summary

GSK is an industry leader in providing access to medicines in the developing world.

•	Preferential pricing ensures that the poorest can still benefit from our treatments and vaccines.

•	Our investment in R&D is helping to build a rich pipeline which reflects the needs of the developing world.

•	Innovative partnerships have created breakthroughs in treatments and vaccines for neglected diseases.

•	Community investment activities help promote education and better healthcare.

•	GSK is also actively involved in supporting patients in the developed world - see page 23.

Preferential pricing
We have provided our vaccines at preferential prices to the developing world for over 20 years.

Our HIV/AIDS and malaria treatments are offered at not-for-profit prices to public sector customers and not-for-profit organisations in all the Least Developed Countries and all of sub-Saharan Africa. Including Global Fund and other eligible programmes, our not-for-profit prices are now available in around 80 countries.

Innovative partnerships
For products with no viable commercial market, such as truly neglected tropical diseases, we work in public-private partnerships. We provide the R&D, technology, manufacturing and distribution expertise while academic institutions provide research and disease area knowledge. Public sector partners, governments, or organisations such as the Gates Foundation, help fund the project and assist in getting the medicines to the people who need them. Funds are usually channelled through organisations such as the TB Alliance and the Malaria Vaccine Initiative.

These programmes have transformed R&D in neglected diseases. For example, the pipeline for malaria treatments is now the richest the world has ever seen.

We have granted voluntary licenses to allow generic manufacturers to produce their own versions of our key ARVs for HIV/AIDS. There is now global capacity to manufacture enough ARVs to meet the world’s needs – the challenge is to get the medicines to the people who need them.

Community investment
January 2008 saw the 10th anniversary of our commitment to eliminate lymphatic filariasis (LF), also known as elephantiasis. To date we have reached over 130 million people, and 24 million children have been born in areas that are now LF-free.

We also currently support significant HIV/AIDS education programmes in Africa, India, China and Mexico. Each programme faces different challenges, but the importance of education among people marginalised by society is common to all.

Further community investment programmes include Personal Hygiene and Sanitation Education (PHASE), which focuses on how the simple act of washing hands can prevent diarrhoeal disease and save lives.

8	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Business review

Business review

The business review discusses GSK’s financial and non-financial activities, resources, developments and performance during 2007 and outlines the trends and factors which are likely to affect its future development.

Accounting presentation
This report is prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

Business performance
Business performance, which is a supplemental non-IFRS measure, is the primary performance measure used by management and is presented after excluding costs relating to the new Operational Excellence programme, which commenced in October 2007. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group. This information, which is provided in addition to the total results prepared under IFRS, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period end rates are used to translate the net assets of those entities. The currencies which most influence these translations are the US dollar, the Euro and the Japanese Yen.

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

All commentaries in this Report are presented in terms of CER unless otherwise stated.

GSK Annual Report 2007	9

Back to Contents

REPORT OF THE DIRECTORS
2007 performance overview

2007 performance overview
GSK’s performance is driven by a number of important strategies

Key performance indicators
Turnover, business performance* earnings per share growth and total shareholder return

Strategies

Optimising the performance of marketed products
Both the Pharmaceutical and Consumer Healthcare businesses focus on ways to improve the return from the Group’s intellectual property by maximising sales of key products.
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

Maximising total shareholder return (TSR)
GSK continues to work to maximise TSR through EPS growth, dividend increases and share repurchases.

*	The calculation of business performance, a supplemental non-IFRS measure, is described in Note 1 to the financial statements, ‘Presentation of the financial statements ’.

10	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
2007 performance overview

Key developments in 2007

•	Group turnover was £22.7 billion, up 2% at constant exchange rates compared with 2006
•	Top ten Pharmaceutical products:
	Seretide/Advair £3,499 million, up 10%	Imigran/Imitrex £685 million, up 3%
	Vaccines products £1,993 million, up 20%	Flixotide/Flovent £621 million, down 1%
	Avandia products £1,219 million, down 22%	Coreg £587 million, down 18%
	Lamictal £1,097 million, up 18%	Seroxat/Paxil £553 million, down 6%
	Valtrex £934 million, up 18%	Augmentin £530 million, down 6%
•	Other key pharmaceutical growth drivers, Arixtra, Avodart, Boniva and Requip delivered combined sales of £892 million (up 47%)
•	Top five Consumer Healthcare products:
	Lucozade £347 million, up 16%	Panadol £262 million, up 14%
	Aquafresh £308 million, up 12%	Horlicks £174 million, up 12%
Sensodyne £293 million, up 16%
•	The launch of alli in the USA in June was very successful, with sales of £150 million achieved
•	Business performance operating margin improved by 1.3 percentage points to 34.9% of turnover
More details on page 13.

•	In February 2008, GSK had 157 pharmaceutical and vaccine projects in clinical development, compared with 158 in February 2007
•	34 major product opportunities were in phase III development or registration, including:
	elesclomol (metastatic melanoma)	Promacta (thrombocytopenia)
	Entereg (post-operative ileus)	Rezonic (chemotherapy-induced nausea and vomiting)
	H5N1 (pandemic flu vaccine)	Synflorix (S. pneumonia and non-typeable Haemophilus influenzae)
	ofatumumab (rheumatoid arthritis)	Tykerb + Armala (inflammatory breast cancer)
•	Late stage projects terminated included odiparcil for prevention of blood clots
More details on page 14.

•	The Group carries out a global leadership survey of over 10,000 managers every two years
•	The last survey in 2006 showed a strong commitment to performance with integrity
•	Management has been working since then on addressing the areas for improvement
•	The Group is committed to encouraging diversity amongst its employees and in 2007 37% of the global management population was female (2006 – 36%)
More details on page 22.

•	Global community investment was valued at £282 million, 3.8% of total profit before tax
•	The lymphatic filariasis elimination programme continued with another 150 million albendazole treatments donated, making almost 750 million treatments in total
•	GSK shipped 13 million Combivir tablets and nearly 72 million Epivir tablets to developing countries at not-for-profit prices. Approximately 183 million tablets were supplied by generic manufacturers licensed by GSK
•	Other international humanitarian product donations totalled £16 million		More details on page 23.

•	Business performance EPS was 99.1p, up 10% CER
•	Total EPS was 94.4p, up 5% CER
•	Dividend declared for 2007 of 53p, up 10%
•	A new share buy-back programme of £12 billion over two years was announced in July, of which £2.5 billion was spent in 2007 and a further £6 billion is expected in 2008

GSK Annual Report 2007	11

Back to Contents

REPORT OF THE DIRECTORS
Financial trends and ratios

Financial trends and ratios

Total results	2007			Growth *	2006			Growth	*	2005

	£m		CER%	£%	£m		CER%	£%		£m

Turnover – Pharmaceuticals	19,233		–	(4)	20,078		9	8		18,661
– Consumer Healthcare	3,483		14	11	3,147		6	5		2,999

Total turnover	22,716		2	(2)	23,225		9	7		21,660

Cost of sales	(5,317)		8	6	(5,010)		6	5		(4,764)
Selling, general and administration	(6,954)		–	(4)	(7,257)		–	–		(7,250)
Research and development	(3,327)		(1)	(4)	(3,457)		11	10		(3,136)
Other operating income	475				307					364

Operating profit	7,593		3	(3)	7,808		17	14		6,874

Profit before taxation	7,452		2	(4)	7,799		19	16		6,732
Profit after taxation for the year	5,310		3	(3)	5,498		17	14		4,816

Profit attributable to minority interests	96				109					127
Profit attributable to shareholders	5,214				5,389					4,689

Basic earnings per share (pence)	94.4	p	5	(1)	95.5	p	19	16		82.6	p
Diluted earnings per share (pence)	93.7	p			94.5	p				82.0	p

Business performance results

Turnover	22,716		2	(2)	23,225		9	7		21,660

Cost of sales	(5,206)		6	4	(5,010)		6	5		(4,764)
Selling, general and administration	(6,817)		(2)	(6)	(7,257)		–	–		(7,250)
Research and development	(3,237)		(3)	(6)	(3,457)		11	10		(3,136)
Other operating income	475				307					364

Operating profit	7,931		8	2	7,808		17	14		6,874

Profit before taxation	7,790		6	–	7,799		19	16		6,732
Profit after taxation for the year	5,571		8	1	5,498		17	14		4,816

Profit attributable to minority interests	96				109					127
Profit attributable to shareholders	5,475				5,389					4,689

Basic earnings per share (pence)	99.1	p	10	4	95.5	p	19	16		82.6	p
Diluted earnings per share (pence)	98.3	p			94.5	p				82.0	p

Research and development – total

Pharmaceuticals	3,219				3,353					3,030
Consumer Healthcare	108				104					106

Total	3,327				3,457					3,136

Net finance cost cover

Net finance costs	191				65					194
Cover	40 times				121 times					36 times

Net finance cost cover is profit before tax plus net finance costs, divided by net finance costs.
Tax rate – total	28.7%				29.5%					28.5%
Tax rate – business performance	28.5%				29.5%					28.5%

Borrowings

Net debt	6,039				2,450					1,237
Gearing	61%				25%					16%

The gearing ratio is calculated as net debt as a percentage of total equity.

* CER% represents growth at constant exchange rates. Sterling% or £% represents growth at actual exchange rates. See page 9.
The calculation of business performance, a supplemental non-IFRS measure, is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

12	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Optimising the performance of key products

Business review
Optimising the performance of marketed products

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

Pharmaceutical marketing excellence
Large numbers of patients suffering the effects of disease continue to be unable to benefit from innovative medicines and treatments. For example within Europe, around 50% of patients suffering from Chronic Obstructive Pulmonary Disease (COPD) are diagnosed and of those, only 80% receive regular maintenance drug therapy.

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

Next Generation Now
The US pharmaceutical businesses have created and implemented the Next Generation Now operating model for advertising agencies. Design of this model, which aims to improve creativity and productivity and achieve significant cost savings, involved a number of key areas. As a result professional brand accounts were consolidated under a single agency, which increased access to the best talent, streamlined account management and reduced rates. The team also instituted key changes for agency reviews and created financial parameters and resource guides to improve decision making and processes.

Health literacy
To help patients understand basic information about their disease and treatment options, US pharma launched a Health literacy programme. Over 1,000 employees and agency staff have gone through training to learn how to improve the materials, with a goal of helping patients learn more about their disease and how to manage it. The result is obvious improvements to patient-directed materials by making them easier to read, trimming content, incorporating more user-friendly design and including step-by-step instructions on health behaviours. Health literacy is gaining ground in other parts of GSK as colleagues begin adopting the concepts of simpler, clearer patient communication.

Consumer Healthcare marketing excellence
Teams comprising marketing and R&D are dedicated to each of seven global brands and focused on delivering pipelines and global marketing programmes for in-country commercial teams to execute. These efforts are driving significant sales growth in many markets. For other large brands that have one dominant market, but may be available in several territories, a dedicated team drives each of these lead market brands for their dominant market. The remaining assets, termed enterprise brands, are locally managed by in-market commercial teams to retain their entrepreneurial spirit and local relevance.

GSK Annual Report 2007	13

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients

GSK spent over £3.2 billion on R&D in 2007 and employs over 16,000 staff in R&D. The number of major product opportunities in phase III or registration has increased each year since 2000 and now stands at 34.

Research and development – Pharmaceuticals

GSK R&D has developed one of the most robust pipelines of potential new medicines in the industry. In 2007, Pharmaceutical R&D was actively managing over 150 projects in human clinical trials across the globe. Delivering this pipeline to patients safely and efficiently is the number one goal.

Focus on the patient
One objective unites the 15,000 people who work at GSK Pharmaceutical R&D, and that is staying focused on the patient. It drives them to discover potential treatments for disease and to develop innovative medicines that offer true benefit to patients. Reaching out to and speaking with patients and their families to understand the impact of disease on their lives, their work and their community are an essential part of this. GSK knows patients are waiting, and the focus on the patient is the driver to deliver the best every day.

Pharmaceutical R&D at GSK is organised around the discovery and development of medicines for patients. Discovery is conducted by GSK’s Centres of Excellence for Drug Discovery (CEDDs), and development by GSK’s Medicine Development Centres (MDCs). Along the way, many other groups provide critical scientific input, conduct important experiments, and aid in managing the R&D process. These groups are described in more detail below.

Discovering potential medicines
Two components are needed in the discovery of new medicines – identification of the most important molecular targets that have potential to impact human disease and discovery of compounds that can modulate these targets to alleviate disease in an effective and safe way.

Molecular Discovery Research (MDR) produces the lead compounds that may interact with targets which form the basis of drug discovery efforts in GSK’s CEDDs. In 2007, MDR progressed over 220 preclinical drug discovery programmes and in so doing performed hundreds of assays per week and provided the CEDDs with over 30 leads.

When GSK R&D designed the CEDDs, it integrated groups of scientists and clinicians and organised their work around specific disease areas, with the intent to produce nimble and entrepreneurial discovery units.

GSK’s 11 CEDDs, based in Europe and the USA, are:

•	Biopharmaceuticals – Stevenage, UK
•	Cardiovascular & Urogenital – Upper Merion, USA
•	Centre of Excellence for External Drug Discovery – Upper Merion, USA
•	Immuno-inflammation – Stevenage, UK
•	Infectious Disease – Upper Merion and Research Triangle Park, USA
•	Metabolic – Research Triangle Park, USA
•	Oncology – Upper Providence, USA
•	Macrolide Drug Discovery – Zagreb, Croatia
•	Neurology – Harlow, UK
•	Psychiatry – Verona, Italy
•	Respiratory – Stevenage, UK.

Each CEDD is responsible for identifying the targets of most relevance in its therapeutic area and building on the lead compounds transferred from MDR to produce a potential medicine. The fundamental steps in turning a lead compound into a medicine are optimising it for potency, efficacy and safety and defining the biology in animals and humans so that the medicine can be tested for effects in the right patient groups.

Once a candidate compound is selected, the CEDDs are responsible for undertaking the clinical studies necessary to demonstrate a beneficial effect sufficient to declare “proof of concept” – the first indication in patients that the new medicine works. Based on the programme’s profile of safety and efficacy a decision is then made on whether to progress the medicine into late-stage drug development.

As part of GSK’s commitment towards pursuing the best science anywhere in the world, the Centre of Excellence for External Drug Discovery (CEEDD) was established in 2005. The CEEDD has the same objective as the CEDDs: delivering medicines into late-stage development, but does so by establishing and managing long-term strategic collaborations with biotech and small to medium-sized pharmaceutical companies. In 2007, the CEEDD exercised its first option to bring in a compound to clinical development: XL880, an anti-cancer inhibitor from Exelixis.

As part of this same strategic intent, in 2007 GSK established a dedicated R&D centre in Shanghai. R&D in China will focus on research into neurodegeneration with the objective of creating new medicines for such severe disorders as multiple sclerosis, Parkinson’s disease and Alzheimer’s disease. The centre will eventually direct the global discovery and development activities within its therapeutic area, from drug-target identification to late-stage clinical studies, while collaborating with research institutions elsewhere in China and other countries. Establishing R&D China reflects GSK’s commitment to ally with talented researchers wherever they are located and to further encourage within R&D the contest of ideas needed to create new medicines.

Developing medicines for patients
Progression into late-stage development (referred to at GSK as ‘medicines development’), consists of optimising both the physical product properties of the medicine, that is, the chemical steps and formulation required to manufacture and deliver it, as well as the large scale confirming studies of efficacy and safety. The former activity is the responsibility of Preclinical Development, while the latter is the responsibility of the clinical development and development operations teams. The combination of the results of these two steps into a regulatory file for submission to regulatory agencies and approval for patient use is the responsibility of the regulatory team. The integration of all steps above into a coherent project is the responsibility of the project teams, which are grouped therapeutically into Medicine Development Centres. These roles are described in more detail as follows:

14	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Preclinical Development (PCD) includes a wide range of activities throughout the entire medicines development process. In addition, this function is involved in the enhancement of existing products by devising more convenient formulations. Early in the development process, the metabolism and safety of compounds are evaluated in laboratory animals before testing in humans. The testing required in animals is highly regulated (see Animals and research, page 16).

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

Medicines Development is the collection of six therapeutically aligned MDCs. Each MDC has ultimate accountability for developing experimental drugs into regulatory-approved medicines for patients. The MDCs are responsible for creating value through the execution of full product development plans and ensuring strong partnerships with the rest of GSK, in particular the CEDDs and the other late-stage development groups.

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

Development Operations drives operational excellence in the execution of the project’s clinical studies. This is done by establishing integrated planning to ensure consistent and predictable drug project plans and supplying clinical operations capabilities. In 2007, development operations managed clinical trials with over 30,000 active patients, handling everything from patient recruitment to data management to project planning.

The Office of the Chief Medical Officer is charged with the safety of patients involved in clinical trials, as well as the proper filing of the findings with regulatory authorities. All clinical trials sponsored by GSK, irrespective of where they take place, are conducted according to international standards of good clinical practice and applicable laws and regulations. The protocols are reviewed by the external regulatory agencies in the relevant countries where required and all protocols are considered by an ethics review committee, whose responsibilities cover the sites where the studies will take place.

Safety data are routinely collected throughout development programmes and are reported to national and regional regulatory agencies in line with applicable regulations.

GSK’s Chief Medical Officer, working with the Global Safety Board, is ultimately accountable for oversight of all major decisions regarding patient safety. The GSK Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme. Information from GSK clinical trials is widely and easily available at the Clinical Trial Register on GSK’s website.

In-licensing
GSK continues to identify compounds from other companies that would enhance the portfolio and to create innovative collaborations to ensure that the Group is regarded as the partner of choice for large and small companies.

The subjects of acquisitions, in-licensing, co-marketing/co-promotion, or future options arrangements in 2007 included:

•	Xenoport (XP13512, phase III for RLS and phase II for neuropathic pain)
•	Sepracor (Lunesta/Lunivia (excluding USA, Canada, Mexico and Japan), GABA-A agonist, insomnia, pending EU filing)
•	Synta (STA-4783, HSP70 upregulation, melanoma, sarcoma, solid tumors, phase III)
•	ToleRx (anti-CD3 mAb for autoimmune diseases, phase II)
•	Targacept (TC-2696 in phase II for acute post-operative pain and novel leads for Central nervous system diseases)
•	Anacor (novel candidates for viral and bacterial diseases, preclinical)
•	OncoMed (cancer stem cell therapeutics, preclinical)
•	Galapagos (novel anti-bacterials and antivirals, preclinical)
•	Santaris (novel antiviral agents, preclinical)

Managing the portfolio
Key projects reaching significant milestones are reviewed each month by the Product Management Board (PMB), which is responsible for determining if a medicine has met criteria for passing into the next phase of development.

Progress of the portfolio is communicated to investors and the media at regular intervals during the year. Details of GSK’s product development pipeline are given on pages 18 to 21.

Risk in R&D
Pharmaceutical R&D, by its very nature, is an inherently risky venture. From the time a potential medicine is discovered until it becomes an approved medicine can take 10-15 years. Further, only one in ten molecules that starts human clinical trials ever reaches regulatory approval. The nine out of ten that fail can be discontinued for a variety of reasons, from insufficient safety thresholds to lack of efficacy to manufacturing hurdles. These discontinuations occur despite extensive predictive testing. Late-stage projects terminated during 2007 included Ariflo for COPD and odiparcil for stroke prevention.

GSK Annual Report 2007	15

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Research and development – vaccines
GSK’s vaccine division activities include research, clinical development, regulatory strategy, commercial strategy, scaling up, vaccine production, packaging and all other support functions. The discovery and development of a new vaccine is a complex process requiring long-term investment. In R&D over 1,500 scientists are devoted to developing new vaccines and more cost-effective and convenient combination vaccines to prevent infections that cause serious medical problems worldwide. GSK’s vaccine division is also developing therapeutic immunotherapeutics aimed at educating the patient’s immune system to identify and attack cancer cells in a highly specific manner. Thanks to the use of innovative technologies and its global business model, GSK is a fast-growing vaccine maker, delivering value by contributing to the health and well-being of people in every generation around the world.

Vaccine discovery involves many collaborations with academia and the biotech industry to identify new vaccine antigens which are then expressed in yeast, bacteria or mammalian cells and purified to a very high level.

This is followed by formulation of the clinical lots of the vaccine. This may involve mixing antigens with selected GSK novel proprietary adjuvant systems, which are combinations of selected adjuvants designed to enhance the immune response. The first step is to evaluate the safety and efficacy of the candidate vaccine in a preclinical setting, usually involving an animal model. The candidate vaccine is then tested in clinical trials in healthy individuals to evaluate safety and effectiveness in inducing an immune response to protect the body from infection encountered later in a natural setting (phase I/II). Large-scale field trials in healthy individuals follow to establish safety and efficacy in a cross section of the population (phase III).

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

GSK has been increasing its capacity to supply vaccines by developing its global manufacturing network (see page 26, 'Global manufacturing and supply').

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

Medicines and vaccines that enter clinical trials are taken through development and regulatory processes by dedicated groups based in the UK, USA and Belgium. Through these R&D efforts, GSK is addressing the prevention and treatment of all three of the World Health Organization’s (WHO) priority infectious diseases. Recently, GSK has developed scored-tablets for its key anti-retroviral products to simplify the treatment of children living with HIV.

GSK currently has 12 clinical programmes of relevance to the developing world, seven of which are aimed at producing vaccines and medicines for diseases that disproportionately affect developing countries.

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

GSK understands that use of animals for research purposes commands a high level of public interest. The GlaxoSmithKline Public Policy Position ‘The care and ethical use of animals in research’, and further information and reports, are available on GSK’s website or from Secretariat.

16	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Research and development – Consumer Healthcare

The focus of R&D is to identify and develop novel products that benefit consumers in the over-the-counter (OTC), oral healthcare and nutritional healthcare markets. To achieve a significant increase in innovation from internal and external sources, R&D has been remodelled to deliver a more valuable pipeline of products. With this change, specific tasks that can be performed at lower cost outside GSK have been transferred to external development partners. This transfer, along with other headcount reductions and savings, releases substantial funds for investment in additional innovation projects. The remodelling builds on the Consumer Healthcare operating model whereby, for the Global brands, R&D mirrors the commercial structure, with brand-dedicated R&D teams paired with commercial brand teams and both located together at the Innovation Centres at Weybridge, UK or Parsippany, USA.

GSK’s pipeline

At the beginning of February 2008, GSK had nearly 210 pharmaceutical and vaccine projects in development. Of these, 157 are in the clinic comprising 96 NCEs, 37 PLEs and 24 vaccines, compared with 123 in 2001.

In the last 12 months, GSK commenced 9 new phase III clinical development programmes (including 2 vaccines) and now has 34 key assets in phase III/registration.

Compounds in phase III/registration

GSK has maintained momentum in delivering its late-stage pipeline, receiving 10 product approvals and filing 10 product applications in 2007. Currently it has 13 new product opportunities filed with regulators.
Development programmes progressed into phase III in 2007:
•	belimumab (LymphoStat B)
•	elesclomol
•	GSK 1838262 (XP13512)
•	MAGE-A3 therapeutic vaccine
•	MenACWY vaccine
•	ofatumumab (RA)
•	Promacta (Hep C)
•	Tykerb + Armala (IBC)
•	Tykerb (Head & Neck)
Products filed:
•	Avodart & alpha blocker co-prescription
•	Cervarix (USA & Japan)
•	Entereg POI
•	H5N1 vaccine (EU)
•	Kinrix (USA)
•	Lamictal XR (USA)
•	Lunivia (EU)
•	Promacta (USA)
•	Requip XL (USA)
•	Rotarix (USA)
•	Synflorix (EU & International)
•	Treximet
•	Volibris (EU)

GSK expects a sustained flow of new products in the next two years. For further details of these developments, and information on other important launches/filings see GSK outlook on page 50.

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

GSK’s policy is to seek to obtain patent protection on all protectable inventions discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets and protection can also be obtained, for example, on new pharmaceutical formulations, manufacturing processes, medical uses and special devices for administering products, see page 28 ‘Intellectual property’.

GSK Annual Report 2007	17

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Key
†	In-license or other alliance relationship with third party
S	Date of first submission
A	Date of first regulatory approval (for MAA, this is the first EU approval letter)
AL	Date Approvable or Complete Response Letter received – indicates that ultimately approval can be given subject to resolution of outstanding queries
BLA	Biological License Application

MAA	Marketing authorisation application (Europe)
NDA	New drug application (USA)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.

Estimated submission dates are only disclosed where they are within 12 months of the date of the chart. This date represents the most likely year of submission where it is considered that there is a reasonably high probability of successfully meeting the date assuming the clinical data meets the expected end-points of the clinical trials.

Estimated
				submission	dates
Compound	Type	Indication	Phase	MAA	NDA

Cardiovascular & Metabolic
Cardiovascular projects
256073	high affinity nicotinic acid receptor	dyslipidaemia	I
(HM74A) agonist
rilapladib†	Lp-PLA2 inhibitor	atherosclerosis	I
681323	p38 kinase inhibitor	atherosclerosis (also chronic obstructive pulmonary	II
disease – COPD, neuropathic pain & rheumatoid arthritis)
856553	p38 kinase inhibitor	atherosclerosis (also COPD, depression & rheumatoid arthritis)	II
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	ll/III
Coreg CR† + ACE inhibitor	beta blocker + angiotensin converting enzyme inhibitor	hypertension – fixed dose combination	III	N/A	2008
Volibris†	endothelin A antagonist	pulmonary arterial hypertension	Submitted	S:Mar07	N/A
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	Approved	A:Aug07	AL:Feb07
& Sep07
Metabolic projects
remoglifozin etabonate	sodium dependent glucose transport (SGLT2)	obesity	I
(189075)†	inhibitor
376501	PPAR gamma partial agonist	type 2 diabetes	I
756050	bile acid receptor agonist	type 2 diabetes	I
otelixizumab (TRX4)†	anti-CD3 monoclonal antibody	type 1 diabetes	II
remoglifozin etabonate	SGLT2 inhibitor	type 2 diabetes	II
(189075)†
Syncria†	glucagon-like peptide 1 agonist	type 2 diabetes	II
Avandamet XR	PPAR gamma agonist + metformin	type 2 diabetes – extended release	III	N/A
Avandia	PPAR gamma agonist	atherosclerosis in type 2 diabetes	III
Avandia + simvastatin	PPAR gamma agonist + statin	type 2 diabetes	III	N/A
Avandia	PPAR gamma agonist	prevention of disease progression	Submitted		S:Feb07

Infectious Diseases
580416	ribosome inhibitor	treatment of bacterial infections	I
945237	topoisomerase ll inhibitor	treatment of bacterial infections	I
1349572†	HIV integrase inhibitor	HIV infections	I
farglitazar	PPAR gamma agonist	hepatic fibrosis	II
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	II		N/A
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II

18	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Estimated
				submission	dates
Compound	Type	Indication	Phase	MAA	NDA

Musculoskeletal, Inflammation, Gastrointestinal & Urology
315234	monoclonal antibody	rheumatoid arthritis	I
768974†	parathyroid hormone agonist	osteoporosis	I
962040	motilin receptor agonist	delayed gastric emptying	I
971086	androgen modulator	sarcopaenia	I
1827771	interleukin 1 antagonist	rheumatoid arthritis	I
belimumab†	anti-B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus	I
pazopanib	multi-kinase angiogenesis inhibitor	age-related macular degeneration (also cancer indications)	I
221149	oxytocin antagonist	threatened pre-term labour	II
232802	3G-selective oestrogen receptor modulator	treatment of menopausal symptoms	II
274150	selective iNOS inhibitor	rheumatoid arthritis	II
681323	p38 kinase inhibitor (oral)	rheumatoid arthritis (also atherosclerosis, COPD & neuropathic pain)	II
856553	p38 kinase inhibitor (oral)	rheumatoid arthritis (also atherosclerosis, COPD & depression)	II
876008†	corticotrophin releasing factor (CRF1) antagonist	irritable bowel syndrome (also depression & anxiety)	II
ronacaleret†	calcium antagonist	osteoporosis & fracture healing	II
solabegron	beta3 adrenergic agonist	irritable bowel syndrome	II
solabegron	beta3 adrenergic agonist	overactive bladder	II
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	III
Avodart + alpha blocker	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia – fixed dose combination	III	2008	2009
belimumab†	anti-B lymphocycte stimulator monoclonal antibody (i.v.)	systemic lupus erythematosus	III
Bosatria (mepolizumab)	anti-IL5 monoclonal antibody	hypereosinophilic syndrome (also severe asthma & nasal polyposis)	III	2008	2008
Entrareg/Entereg†	peripheral mu-opioid antagonist	opioid-induced bowel dysfunction	III
ofatumumab†	anti-CD20 human monoclonal antibody	rheumatoid arthritis (also cancer indications)	III
Entrareg/Entereg†	peripheral mu-opioid antagonist	post operative ileus	Approvable		AL:Jul05 &
AL:Nov06

Neurosciences
163090	5HT1 antagonist	depression & anxiety	I
239512	histamine H3 antagonist	dementia	I
249320	monoclonal antibody	neuronal injury	I
424887	NK1 antagonist/SSRI	depression & anxiety	I
561679†	CRF1 antagonist	depression & anxiety	I
586529†	CRF1 antagonist	depression & anxiety	I
598809	dopamine D3 antagonist	drug dependency	I
618334	dopamine D3 antagonist	drug dependency	I
729327	AMPA receptor modulator	schizophrenia	I
933776	monoclonal antibody	Alzheimer’s disease	I
1014802	sodium channel inhibitor	bipolar disorder	I
1018921	type 1 glycine transport inhibitor	schizophrenia	I
orvepitant	NK1 antagonist	depression & anxiety	I
189254	histamine H3 antagonist	narcolepsy	II
372475†	triple (5HT/noradrenaline/dopamine) re-uptake inhibitor	depression	II
468816	glycine antagonist	smoking cessation	II
649868†	orexin antagonist	sleep disorders	II
681323	p38 kinase inhibitor	neuropathic pain (also atherosclerosis, COPD & rheumatoid arthritis)	II
742457	5HT6 antagonist	dementia	II
773812	mixed 5HT/dopaminergic antagonist	schizophrenia	II
842166	non-cannabinoid CB2 agonist	inflammatory pain	II
856553	p38 kinase inhibitor	depression (also atherosclerosis, COPD & rheumatoid arthritis)	II
876008†	CRF1 antagonist	depression & anxiety (also irritable bowel syndrome)	II
1838262 (XP13512)†	voltage-gated calcium channel modulator	migraine prophylaxis	II
1838262 (XP13512)†	voltage-gated calcium channel modulator	neuropathic pain	II
casopitant	NK1 antagonist	depression & anxiety (also as Zunrisa/Rezonic for chemo-	II
therapy induced & postoperative nausea & vomiting)
firategrast†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis	II
1838262 (XP13512)†	voltage-gated calcium channel modulator	restless legs syndrome	III		2008
Lamictal XR	sodium channel inhibitor	epilepsy – partial generalised tonic-clonic seizures,	III	N/A	2008
once-daily
rosiglitazone XR	PPAR gamma agonist	Alzheimer’s disease	III
Lunivia†	non-benzodiazepine GABA agonist	insomnia	Submitted	S:Jul07	N/A
Lamictal XR	sodium channel inhibitor	epilepsy – partial seizures, once-daily	Approvable	N/A	AL:Sep07
Treximet†	5HT1 agonist + naproxen	migraine – fixed dose combination	Approvable	N/A	AL:Jun06
& Aug07
Requip Modutab/XL†	non-ergot dopamine agonist	Parkinson’s disease – once-daily controlled release	Approved	A:Mar07	AL:Dec07
formulation

GSK Annual Report 2007	19

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Estimated
				submission	dates
Compound	Type	Indication	Phase	MAA	NDA

Oncology
461364	polo-like kinase inhibitor	cancer	I
690693	AKT kinase inhibitor	cancer	I
923295†	centromere-associated protein E (CENP-E)	cancer	I
inhibitor
Armala (pazopanib)	multi-kinase angiogenesis inhibitor	colorectal cancer	I
iboctadekin† + rituximab	lL18 immunomodulator + anti-CD20	non-Hodgkin’s lymphoma	I
monoclonal antibody
totrombopag†	thrombopoietin agonist	thrombocytopaenia	I
1363089 (XL-880)†	C-met kinase inhibitor	papillary renal cell carcinoma, gastric cancer and head & neck squamous cell carcinoma	II
ofatumumab†	anti-CD20 human monoclonal antibody	relapsed diffuse large B cell lymphoma	II
Armala (pazopanib)	multi-kinase angiogenesis inhibitor	non-small cell lung cancer	II
Armala (pazopanib)	multi-kinase angiogenesis inhibitor	ovarian cancer	II
Armala (pazopanib)	multi-kinase angiogenesis inhibitor	sarcoma	II
Armala (pazopanib) +	multi-kinase angiogenesis inhibitor + ErbB-2	metastatic breast cancer	II
Tyverb/Tykerb	and epidermal growth factor receptor
(EGFR) dual kinase inhibitor
Armala (pazopanib +	multi-kinase angiogenesis inhibitor + ErbB-2	other cancers	II
Tyverb/Tykerb	and EGFR dual kinase inhibitor
Revolade/Promacta†	thrombopoietin agonist	chemotherapy-induced thrombocytopaenia	II
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinomas	II
(unresectable disease)
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	refractory inflammatory breast cancer	II
Armala (pazopanib)	multi-kinase angiogenesis inhibitor	renal cell cancer	III
Armala (pazopanib) +	multi-kinase angiogenesis inhibitor + ErbB-2	inflammatory breast cancer	III
Tyverb/Tykerb	and EGFR dual kinase inhibitor
elesclomol (STA-4783)†	oxidative stress inducer	metastatic melanoma	III
Hycamtin	topoisomeraseI inhibitor	ovarian cancer first-line therapy	III
ofatumumab†	anti-CD20 human monoclonal antibody	refractory chronic lymphocytic leukaemia	III	2008	2008
(also rheumatoid arthritis)
ofatumumab†	anti-CD20 human monoclonal antibody	refractory follicular lymphoma (also rheumatoid arthritis)	III
Revolade/Promacta†	thrombopoietin agonist	hepatitis C	III
Revolade/Promacta†	thrombopoietin agonist	long-term idiopathic thrombocytopaenic purpura	III	2008	2008
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	breast cancer, brain metastases	III
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	breast cancer, first-line therapy	III
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinomas (resectable disease)	III
Zunrisa/Rezonic	NK1 antagonist	chemotherapy induced & postoperative nausea &	III	2008	2008
vomiting (also depression & anxiety)
Revolade/Promacta†	thrombopoietin agonist	short-term idiopathic thrombocytopaenic purpura	Submitted	2008	S:Dec07
Hycamtin	topoisomerase I inhibitor (oral)	small cell lung cancer, second-line therapy	Approved	S:May07	A:Oct07
Tyverb/Tykerb	ErbB-2 and EGFR dual kinase inhibitor	refractory breast cancer	Approved	S:Oct06	A:Mar07

Respiratory
656933	interleukin 8 antagonist	cystic fibrosis	I
835726	histamine H1/H3 dual antagonist (oral)	allergic rhinitis	I
1004723	histamine H1/H3 dual antagonist (intranasal)	allergic rhinitis	I
2190914 (AM-103)†	5 lipoxygenase activating protein (FLAP) inhibitor	respiratory diseases	I
159797†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
159802†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
256066	PDE IV inhibitor (inhaled)	COPD	II
256066	PDE IV inhibitor (inhaled)	asthma	II
256066	PDE IV inhibitor (intranasal)	allergic rhinitis	II
573719	muscarinic acetylcholine antagonist	COPD	II
642444†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
679586	monoclonal antibody	severe asthma	II
681323	p38 kinase inhibitor (oral)	COPD (also atherosclerosis, neuropathic pain &	II
rheumatoid arthritis)
685698	glucocorticoid agonist	asthma, also COPD & asthma in combination with a long-acting beta2 agonist (also as Avamys/Veramyst for allergic rhinitis)	II
856553	p38 kinase inhibitor (oral)	COPD (also atherosclerosis, depression & rheumatoid arthritis)	II
870086	novel glucocorticoid agonist	asthma	II
961081†	muscarinic antagonist, beta2 agonist	COPD	II
darotropium (233705)	muscarinic acetylcholine antagonist	COPD	II
mepolizumab	anti-IL5 monoclonal antibody	severe asthma & nasal polyposis (also hypereosinophilic syndrome)	II
Avamys/Veramyst	glucocorticoid agonist	allergic rhinitis	Approved	A:Jan08	A:Apr07

20	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Delivering the product pipeline for patients

Business review
Delivering the product pipeline for patients
continued

Estimated
				submission	dates
Vaccine	Type	Indication	Phase	MAA	BLA

Paediatric Vaccines
Hib-MenCY-TT	conjugated	Neisseria meningitis groups C & Y disease &	III
Haemophilus influenzae type b disease prophylaxis
MenACWY-TT	conjugated	Neisseria meningitis groups A, C, W & Y disease	III
prophylaxis
Infanrix-IPV/Kinrix	subunit – inactivated	diptheria, tetanus, pertussis + poliomyelitis prophylaxis (booster-5th dose)	Submitted		S:Apr07
Synflorix	conjugated	Streptococcus pneumoniae disease and non-typeable	Submitted	S:Dec07
Haemophilus influenzae prophylaxis for children
Rotarix†	live attenuated (oral)	rotavirus-induced gastroenteritis prophylaxis	Approved	A:Feb06	S:Jun07
Other Vaccines
Cytomegalovirus	recombinant	cytomegalovirus infection prophylaxis	I
HIV	recombinant	HIV infection prophylaxis	I
S. pneumoniae adult	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	l
Dengue fever	attenuated tetravalent vaccine	Dengue fever prophylaxis	ll
Epstein-Barr virus†	recombinant	EBV infection prophylaxis	ll
Hepatitis E virus†	recombinant	hepatitis E prophylaxis	ll
Mosquirix	recombinant	malaria prophylaxis	ll
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Varicella Zoster virus	recombinant	Varicella Zoster prevention	II
Flu pandemic†	H5N1 inactivated split – monovalent	pandemic influenza prophylaxis	III	2008
(Quebec)
Flu pre-pandemic†	H5N1 inactivated split – monovalent	pandemic influenza prophylaxis	III	2008	2008
(Quebec)
New generation flu vaccine	inactivated split – trivalent	seasonal influenza prophylaxis for the elderly	III
Simplirix	recombinant	genital herpes prophylaxis	lll
Boostrix	subunit	adult booster for diphtheria, tetanus & pertussis	Submitted		S:Feb08
Flu pandemic†	H5N1 inactivated split – monovalent	pandemic influenza prophylaxis	Submitted	S:Feb07
(Dresden)
Flu pre-pandemic†	H5N1 inactivated split – monovalent	pandemic influenza prophylaxis	Submitted	S:Jan07
(Dresden)
Cervarix†	recombinant	human papilloma virus infection prophylaxis	Approved	A:Sep07	AL:Dec07
Antigen Specific Cancer Immunotherapeutic (ASCI)
MAGE-A3 ASCI	recombinant	treatment of melanoma	II
MAGE-A3 ASCI	recombinant	treatment of non-small cell lung cancer	III

GSK Annual Report 2007	21

Back to Contents

REPORT OF THE DIRECTORS
Being the best place for the best people to do their best work

Business review
Being the best place for the best people to do their best work

GSK employs over 100,000 people in more than 100 countries and is committed to creating the best place for the best people to do their best work.

Recruitment, talent management and leadership development
Attracting and recruiting the best people is critical to enhancing and sustaining GSK’s performance. Recruiters across GSK are focused on actively targeting the best talent and assessing their fit with the organisation for many key roles. GSK seeks to recruit people with the highest level of integrity. Interview questions with specific ethical and integrity components have been developed for inclusion in the standard interview questionnaire during 2008.

The annual performance and development planning (PDP) process ensures that employees set business-aligned objectives and behavioural goals. PDPs are reviewed throughout the year, culminating with an end of year review that is factored into compensation decisions. The annual talent management cycle identifies the highest performing people in each business and key talent is developed through tailored management and leadership programmes, exposure to top management through programmes such as the Chief Executive Forum and stretch assignments. A pool of potential successors is identified for each Vice-President position and other critical roles throughout the Group.

Performance and reward
Reward systems are designed to support a culture of high performance and to attract and retain the best people. Performance based pay and bonuses, share awards and share options align employee interests with the meeting of business targets.

Communication and employee involvement
The Group conducts a Global Leadership Survey (GLS) every two years. The most recent survey was conducted in 2006 among more than 10,000 managers to gauge opinions on critical issues such as culture and confidence in the Group’s future. Scores on morale and engagement have steadily increased since 2002 and compare very favourably with global benchmarks (42 top-ranked companies). In the 2006 survey, 90% of managers were ‘proud to be part of GSK’ and 86% would ‘gladly refer a friend or family member to work for GSK’. Each business develops action plans to address areas for improvement based on results from the GLS and other surveys.

The Group also consults employees on changes that affect them and discusses developments in the business with a European Employee Consultation Forum and similar bodies in countries where this is national practice.

Employee numbers by region

Business ethics and reputation
GSK expects employees to meet high ethical standards in all aspects of business by conducting activities with honesty and integrity, adhering to corporate responsibility principles and complying with applicable laws and regulations. The 2006 GLS showed 91% believed that ‘people in their department showed commitment to performance with integrity’ and 82% agreed that they ‘can report unethical practices without fear of reprisal’. A half-day workshop on Ethical Decision-making has now been extended to three e-learning modules, which are being implemented across GSK.

Commitment to the GSK Code of Conduct is reinforced by a senior management certification programme, and each year over 12,000 managers certify that they have complied with ‘Performance with Integrity’ principles. GSK audits its operations regularly to ensure that relevant standards, such as those in marketing practices, are reached or exceeded.

Diversity
The diversity and inclusion initiatives focus on improving performance. In the fifth year of the annual Multicultural Marketing and Diversity Awards, award winning projects repeatedly demonstrated the business value of understanding diverse perspectives and leveraging those differences to make a positive difference in the workplace, with customers and in the communities served. In 2007, the global management population was 63% male and 37% female. For more details on diversity measures, see the Group’s Corporate Responsibility report.

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

Healthy high performance
Healthy, energised and engaged employees together with healthy and sustainable ways of working contribute to the performance of the Group. Global policies on employee health are supported by mandatory standards that integrate employee health and safety and environmental requirements. A commitment to flexible working through flexi-time, tele-conferencing, remote working and flexible work schedules, recognises that employees work best in an environment that helps them integrate their work and personal lives.

The Group’s Employee Health Management function is actively delivering and implementing team and personal resilience programmes which are now available in 13 languages. In 2007, in partnership with the Group’s Leadership and Development function, Energy for Performance training has been introduced in order to improve further the potential of employees.

22	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Improving access to medicines

Business review
Improving access to medicines

GSK is committed to contributing to health improvements in a sustainable manner. In the developing world, this includes not-for-profit pricing, community investment programmes and other innovative solutions, while in the developed world the focus is on patient assistance programmes.

Access to healthcare in the developing world

Access to healthcare in developing countries remains a major challenge to the global community. The problem, which is rooted in poverty, demands a significant mobilisation of political will, additional resources and a true spirit of partnership. GSK continues to play a vital role, through its commitment to R&D into diseases particularly prevalent in the developing world, through its programme of not-for-profit prices for its anti-retrovirals (ARVs), anti-malarials and vaccines, through its community investment programmes (see page 24) and through its willingness to seek innovative solutions, such as voluntary licensing arrangements.

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

GSK is committed to contributing to health improvements in a sustainable manner. The prices for its ARVs and anti-malarials are therefore set at levels at which no profit is made, but direct costs are covered, allowing supply to be sustained for as long as required. During 2007, GSK shipped to developing countries 13 million tablets of not-for-profit-priced Combivir and 72 million tablets of not-for-profit-priced Epivir. Some of GSK’s licensees are now supplying key markets in a more significant way.

The offer of not-for-profit prices requires a sustainable framework, combining GSK’s commitment to preferential pricing with commitments from governments of the developed world to avoid price referencing against preferentially priced medicines and from all governments to help prevent product diversion. GSK has taken steps to minimise the threat of diversion with the registration of specific access packs or access tablets (differentiated red tablet as opposed to the traditional white) for its key ARVs. GSK remains the only Group to have registered its ARVs under the European Union’s Anti-Diversion Regulation.

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

Access to medicines in the developed world

Programmes in the USA
GSK is working to provide access to medicines for people with limited financial resources and without prescription drug insurance.

2007 marked the launch of GSK’s newest patient assistance programme, GSK Access, for eligible patients enrolled in Medicare Part D prescription drug plans. Enrolment in this new programme was encouraged through a multi-million dollar national advertising campaign in major magazines and newspapers.

For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and 11 other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the pharmacy cost on more than 300 medicines. Over 820,000 Together Rx Access cardholders saved about $24 million in 2007.

GSK also participates in the Partnership for Prescription Assistance (PPA), a national service that helps match people in need with prescription medicine access programmes. To date, PPA has provided patients in the USA with information about assistance to obtain necessary medicines.

Launched with Tykerb to help with access to this medicine, Tykerb CARES is a single point of contact for physicians and patients. Tykerb CARES provides reimbursement support and adherence support through services like pre-therapy counselling from a trained oncology nurse.

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

In 2007, GSK continued to work with patient groups to educate them on issues of mutual concern, to advocate for access to medicines and treatment and to improve its reputation with them, governments and the media through efforts to promote transparency. GSK is considered to be a trustworthy partner with patient groups, and has developed guidelines and procedures for working with patient groups that are being imitated throughout the industry.

Programmes in other countries
The Group has also introduced Orange Cards providing discounts on certain GSK prescription medicines for eligible patients in a number of other countries. The nature of the discounts varies between countries and the way in which its healthcare system operates.

GSK Annual Report 2007	23

Back to Contents

REPORT OF THE DIRECTORS
Corporate responsibility and community investment

Business review
Corporate responsibility and community investment

In 2007, GSK made product, cash and other donations valued at £282 million to support over 100 community programmes around the world

Commitment to corporate responsibility

GSK is committed to connecting business decisions to ethical, social and environmental concerns. Thus, corporate responsibility is an integral and embedded part of the way GSK does business.

In 2003, GSK published a set of Corporate Responsibility principles to provide guidance on the standards to which the Group is committed. This sets out the approach to 10 areas: standards of ethical conduct, research and innovation, products and customers, access to medicines, employment practices, human rights, community investment, caring for the environment, leadership and advocacy, and engagement with stakeholders. The Group reports annually on progress in upholding these principles in its Corporate Responsibility Report, which is available on GSK’s website.

Partnership success
GSK works as a partner with under-served communities in the developed and developing world. It supports programmes that are innovative and sustainable and that bring real benefits to these communities. The Group engages with numerous external stakeholders, funds community led initiatives around the world and donates medicines to support humanitarian efforts and community based healthcare.

Community investment

GSK’s global community investment activities in 2007 were valued at £282 million, equivalent to 3.8% of Group total profit before tax. This comprised product donations of £224 million, cash giving of £41 million, other in-kind donations of £3 million plus costs of £14 million to manage and deliver community programmes in over 100 countries. Product donations in 2007 were as follows:

All product donations valued at wholesale acquisition cost (WAC).
GSK’s cash giving was targeted primarily at health and education initiatives as follows:

In the UK, GSK contributed £6 million in 2007 to its continuing programme of charitable activities supporting over 70 organisations in health, medical research, science education, the arts and the environment.

Programmes in North America focused on improving public education and access to better healthcare for children and seniors both nationally and locally with funding of $35 million. On National Philanthropy Day in the USA, GSK received the Excellence in Corporate Philanthropy Award from the Committee Encouraging Corporate Philanthropy (CECP).

GSK does not operate a single charitable foundation for its community investment programmes, but has a number of country based foundations. The grants made by these foundations in 2007 are included in the investment total.

Global Health Programmes
Eliminating lymphatic filariasis
The Group’s effort to eliminate the disabling disease, lymphatic filariasis (LF) from the world, continued in close partnership with the governments of countries where the disease is endemic, the WHO and over 40 partner organisations. GSK is committed to donate as much of the anti-parasitic drug albendazole as required to treat the one billion people at risk in over 80 countries. In 2007, 150 million albendazole treatments, worth £14 million at wholesale acquisition cost, were donated to 19 countries. Since the global elimination programme started in 2000, a cumulative total of almost 750 million albendazole treatments have been donated.

Positive Action on HIV/AIDS
Positive Action is GSK’s pioneering global programme working with communities affected by AIDS. Started in 1992, it supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. During 2007, Positive Action worked with 16 partners to support programmes in 19 countries. Positive Action’s larger programmes operate in Mexico, Kenya, India, China, Cambodia and Vietnam.

The GlaxoSmithKline African Malaria Partnership
GSK’s malaria advocacy programme ‘Mobilising for Malaria’ has launched country Coalitions Against Malaria in the UK, Belgium, France, Ethiopia and Cameroon to increase awareness of malaria and mobilise resources. During 2007 Innovation Grants for Malaria Advocacy were awarded to four organisations in Africa, working in Nigeria, Congo, Senegal and Uganda. The benefits of GSK’s three previous behavioural development programmes targeting malaria in eight African countries continue to be seen.

24	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate responsibility and community investment

Business review
Corporate responsibility and community investment

PHASE
The PHASE programme (Personal Hygiene And Sanitation Education), initiated by GSK in 1998, is now providing education to thousands of school children in Kenya, Uganda, Zambia, Nicaragua, Peru, Mexico, Tajikistan and Bangladesh to improve their health and hygiene to fight infectious diseases. In 2007, the Group committed three year funding of over $1.8 million to extend the programme to Indonesia and Bolivia in partnership with Save the Children, USA. This also includes funding to introduce PHASE to the Millennium Village project which employs science-based interventions to meet the Millennium Development Goals.

Humanitarian product donations
During 2007, GSK donated essential products, such as antibiotics, through non-profit partners including AmeriCares, Direct Relief International, MAP International and Project HOPE, to support humanitarian relief efforts and community healthcare. The total value of the Group’s international humanitarian product donations was £16 million. This excludes albendazole donated as part of the Group’s commitment to the lymphatic filariasis elimination programme. Product donations are valued at wholesale acquisition cost, which is the wholesale list price, not including discounts, and is a standard industry method of valuation.

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

2007 marked the tenth anniversary of the annual GlaxoSmithKline IMPACT Awards to recognise excellence in the work of non-profit community health organisations across the UK and in the Greater Philadelphia area of the USA. Each year over 20 charities receive unrestricted awards for their work dealing with diverse and difficult social issues such as domestic violence, sexual health services for young people, community health support and counselling services.

To further medical research, over £490,000 was provided to three UK medical charities, Primary Immunodeficiency Association, Research into Ageing and WellChild.

Education initiatives
During 2007, GSK continued to support the Institute for a Competitive Workforce, a business coalition staffed by the Business Civic Leadership Center of the US Chamber of Commerce. This is aimed at improving education and creating a skilled workforce for the future.

GSK also supports a range of local initiatives in the USA. For example ‘Science in the Summer’, a free library-based science education programme in the Philadelphia area teaching basic scientific concepts, continued to receive support with a grant of nearly $427,000. GSK has also been a major sponsor of the University of North Carolina’s travelling science laboratory, Destiny, since its inception in 1999. Destiny serves approximately 100 under-served secondary schools and reaches 4,000 students per year.

In 2007, GSK helped to launch the CREST Star Investigators education initiative. This programme has been developed in partnership with the British Association for the Advancement of Science to provide science activities and awards for after school clubs in UK primary schools. 5,000 schools and 55,000 children are expected to be taking part by 2010.

Only 25% of secondary school science teachers in England are chemistry specialists. Chemistry for Non-Specialists has been developed by the Royal Society of Chemistry to train teachers to teach chemistry with confidence, flair and enthusiasm. GSK is supporting the programme with a donation of £450,000 over three years.

Employee involvement
GSK employees are encouraged to contribute to their local communities through employee volunteering schemes. Support includes employee time, cash donations to charities where employees volunteer and matching gift programmes.

In 2007 in the USA, the Group matched 16,500 employee and retiree gifts at a value of $5 million. The Group also matched $1.1 million of employee donations to GSK’s annual United Way campaign. GSK’s GIVE program provided grants of over $390,000 to almost 380 organisations where US employees have volunteered.

GSK’s Making a Difference programme in the UK provided grants of almost £260,000 to nearly 380 non-profit organisations and registered charities based on employee involvement.

GSK Annual Report 2007	25

Back to Contents

REPORT OF THE DIRECTORS
Global manufacturing and supply

Business review
Global manufacturing and supply

GSK’s manufacturing operations comprise a network of 79 sites in 37 countries and employ over 33,000 people.

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

Organisation

GMS operates as a single global network of 79 sites in 37 countries. The sites are grouped into four supply divisions, based on common business drivers, areas of expertise and the commercial activities that they support.

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

Consumer Healthcare supply
Consumer Healthcare supply delivers high-quality, competitively priced products and supports rapid new product introduction in a highly innovative and competitive business with far shorter time frames than pharmaceuticals. New technologies have become a fundamental platform for driving innovation, lowering costs and providing flexibility in operations. There are 28 sites in 21 countries.

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

External suppliers
GMS spends over £2 billion annually with many external suppliers, purchasing active ingredients, chemical intermediates, packaging components, and part-finished and finished products. It takes appropriate steps to protect its supply chains from any disruption.

Procurement
Widely recognised by industry analysts as a best practice leader, procurement works collaboratively to develop and implement sourcing strategies which ensures that GSK receives best value when buying goods and services. GSK leverages its procurement activities across the Group.

Vaccines supply chain
GSK’s global vaccine manufacturing network is managed from the vaccine division’s headquarters in Belgium. By being present in all the three major regions, GSK aims to ensure effective supply of vaccines across the globe:

•	in Europe, vaccine manufacturing is located primarily at Rixensart and Wavre in Belgium, with three other sites in France, Germany and Hungary where the site is being extended.

•	in North America, GSK established its vaccine production network in 2005 through three major acquisitions. It has a production site in Hamilton, Montana manufacturing MPL, a key component of GSK’s novel and proprietary adjuvant systems, a vaccine production site in Marietta, Pennsylvania and flu vaccine manufacturing facilities in Laval and Ste Foy, both in Quebec, Canada.

•	in the International region, new vaccine production facilities are being built in India, Singapore and China where some packaging activities are already performed in Shanghai.

Managing the vaccine supply chain involves anticipating market needs and using a flexible approach to be able to meet fluctuations in demand. These are based on forecasts from the different markets and firm orders from health authorities for mass vaccination campaigns.

Production of bulk vaccines, filling and packaging activities are carefully balanced and planned. Storing of vaccines helps manage short-term increases in demand. Such increases can result from disease outbreaks or increased demand from the public prompted by disease awareness campaigns.

26	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Regulatory environment

Business review
Regulatory environment

GSK operates in a highly regulated environment, encompassing product approval, pricing restrictions, maintenance of intellectual property and environmental, health and safety responsibilities.

Regulation – Pharmaceuticals

GSK operates within a highly regulated environment. Regional and country-specific laws and regulations define the data required to show safety and efficacy of pharmaceutical products, as well as govern testing, approval, manufacturing, labelling and marketing of drugs. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and the amount of time and expense associated with the development.

In the USA, the FDA continues to seek to encourage innovation in drug development via its Critical Path Initiative and new tools and processes are being pursued to enhance development of safe and effective drugs. GSK and others in the pharmaceutical industry are collaborating with the FDA and National Institutes of Health in a number of these areas, including evaluation of new biomarkers and benefit/risk assessments.

Drug safety remains a primary focus of the FDA and congressional oversight committees and, as in Europe, evaluation of benefit and risk continues to be a paramount consideration for approval of a new drug. New legislation passed in 2007, the FDA Amendments Act, renews the User Fee system for drug reviews and mandates a rigorous FDA review of safety from approval through the post-marketing phase of the product. The legislation also provides the FDA with new tools to require sponsors to complete post-marketing studies and to make labelling changes.

Regulations requiring development of prescription drugs and biologics for paediatric populations were reauthorised by the US Congress in 2007. Similarly in Europe new paediatrics regulation has now been implemented. GSK fully supports the objective of ensuring the development of better medicines for children.

In Europe, pharmaceutical companies and government regulators continue to implement the new medicines legislation introduced at the end of 2005. This involves significant changes to the EU regulatory system, including changes to product approval procedures, post-marketing requirements, manufacturing controls, labelling requirements, pharmacovigilance processes and increased transparency of regulatory processes.

EU regulators are also engaged in ‘Better Regulation’ initiatives to cut red tape and over-regulation of the pharmaceutical industry. GSK welcomes the recognition that unnecessarily burdensome regulatory requirements can damage competitiveness and may negatively impact public health, and is therefore active in supporting these initiatives.

The regulatory environment in the International region continues to evolve. GSK is participating in a number of regional regulatory initiatives, for example in China where proposed changes to the regulatory framework have provided GSK with an opportunity to work directly with the State Food Drug Administration (SFDA). GSK continues to include broader sets of patient populations from the International region in global development programmes in order to increase global patient access to new innovative medicines and optimise regulatory approvals.

Price controls
In many countries the prices of pharmaceutical products are controlled by law. Governments may also influence prices through their control of national healthcare organisations, which may bear a large part of the cost of supplying medicines to consumers.

Recent government healthcare reforms in countries such as France, Spain and Germany may restrict pricing and reimbursement.

In the USA, recent legislative proposals on healthcare reform, cross-border trade, the acceleration of generics to market, and comparative effectiveness have further increased the focus on pricing. Currently, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under Medicaid and other state and federal healthcare programmes. For the 2008 Presidential elections healthcare is one of the leading domestic issues. Though prices are part of the discussions, increasingly the leading candidates are proposing health reforms to address chronic disease as the primary healthcare cost driver.

Medicare
From 2006, the US Medicare program, a federally funded healthcare insurance programme benefiting senior citizens and certain disabled Americans, included coverage for prescription medicines. The coverage is voluntary, includes brand-name and generic drugs and is open to the 41 million Americans with Medicare coverage.

A number of competing private organisations provide the benefit with premiums subsidised by the government. Benefits must satisfy a minimum standard outlined in federal law. While the law provides incentives for manufacturers to negotiate prices with private health insurance plans, it does not provide for government price controls. The government provides additional help to more than 14 million people on Medicare with limited incomes and resources. Those qualifying beneficiaries pay no or reduced premiums and deductibles, and low co-payments for their prescriptions.

The benefit has proved to be a marked success. Competition has reduced the estimate of total costs made by the Congressional Budget Office by $387 billion over a ten year period. Recent polls of Medicare beneficiaries enrolled in the new benefit show satisfaction rates of 85-89%.

Value for money
Payers around the world are concerned about the cost of healthcare and the pricing of medicines. The requirement to satisfy healthcare purchasers on value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality.

GSK Annual Report 2007	27

Back to Contents

REPORT OF THE DIRECTORS
Regulatory environment

Business review
Regulatory environment
continued

While it is appropriate for payers to seek value for money when purchasing medicines, this often translates into cost-containment measures that delay patient access to new medicines and make it difficult even for significantly improved therapies to achieve a price that reflects added value. Healthcare budgets could be managed in a more strategic and long-term manner. Focus should shift to value not cost, and pricing should reflect value. Value should be defined broadly. What matters is whether a medicine works and responds to medical and patient needs. If so, it should be rewarded appropriately.

Payers must also allocate their resources efficiently to provide the best health outcomes. Attention should be focused in three areas: prevention, innovation and better management of chronic diseases. As part of this triple solution, innovative medicines and vaccines will play a key role by preventing, or providing better treatments for expensive diseases such as cervical cancer, breast cancer, asthma, Alzheimer’s and diabetes.

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

Certain markets, including the USA, the EU and Canada also provide a period of regulatory data exclusivity to qualifying drugs which are new chemical entities or which are new formulations or uses of marketed drugs. Manufacturers of generic drugs may, following any period of data exclusivity, launch, or attempt to launch, generic versions of patented drugs prior to normal patent expiry, arguing that the relevant patents are invalid and/or are not infringed by their product. Significant litigation concerning these challenges is summarised in Note 44 to the financial statements, ‘Legal proceedings’.

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

The patent position with respect to the active ingredients in significant products is as follows:

Advair/Seretide. The patent on the specific combination of salmeterol xinafoate and fluticasone propionate is not due to expire until 2010 (USA) and 2013b (Europe). The US Patent has been re-issued by the US Patent and Trademark Office (USPTO)e. Litigation under patents protecting the product is ongoing in certain European marketse. The UK patent has been revoked by the UK courts. Patents on the individual ingredients have expired except the patents on salmeterol xinafoate in the USA (August 2008), France (December 2008), and Italy (2009).

Avandia, Avandamet and Avandaryl. The patent on rosiglitazone is not due to expire until 2012a,c (USA) and 2013b (Europe). Patents on the commercial form of the active ingredient rosiglitazone maleate are not due to expire until 2015 (USA) and 2014b (Europe). Litigation challenging the validity of the patents protecting these products in the USAe has been settled on terms allowing for generic entry late in the first quarter 2012e.

Avodart. The patent on dutasteride is not due to expire until 2015a (USA) and 2017b (Europe). Litigation challenging the validity of the patent protecting this product in the USA is ongoinge.

Avamys/Veramyst. The patent on fluticasone furoate is not due to expire until 2021 in the USA and 2022 in Europe.

Boniva. GSK has co-promotion rights under the patent on ibandronate which is not due to expire until 2012a (USA) and 2011b (Europe). Litigation challenging the validity of the patent protecting this product is ongoing in the USAe.

Combivir. The patent on the specific combination of lamivudine and zidovudine is not due to expire until 2012 (USA) and 2013b (Europe). Litigation challenging the validity of the patent protecting the combination is ongoing in the USAe.

Coreg. GSK is the exclusive licensee under the US patent on carvedilol, which expired in 2007a,c. Coreg CR is protected by a formulation patent that is not due to expire in the USA until 2016, and a patent on the active form carvedilol phosphate that is not due to expire until 2023. Litigation challenging the validity of the patent on the active form is ongoing in the USAe.

Epivir. The patent on lamivudine is not due to expire until 2010a,c (USA) and 2011b (Europe).

Imigran/Imitrex. The patent on sumatriptan is not due to expire until 2009c (USA) and has expired in Europe (except Italy (December 2008)). Litigation challenging the validity of the patent protecting this product in the USA has been settled allowing generic entry in the fourth quarter 2008.

Lamictal. The patent on lamotrigine is not due to expire until 2009a,c (USA). Litigation challenging the validity of this patent in the USA has been settled on terms allowing for generic entry of tablet forms in mid-2008. In Europe, the corresponding patent has expired and generic competition exists.

28	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Regulatory environment

Business review
Regulatory environment
continued

Levitrad. GSK has co-promotion rights under the US patent on vardenafil, which is not due to expire until 2018.

Lexiva/Telzir. GSK is the exclusive licensee under the patent on fosamprenavir, which is not due to expire until 2017 (USA) and 2019b (Europe).

Lovaza. The formulation of omega-3 acid ethyl esters is protected by a patent that expires in the USA in 2018.

Paxil/Seroxat. The patent on the commercial form of paroxetine has expired and generic competition exists on Paxil instant release (IR) forms in the USA, Europe and other markets. Litigation relating to patents protecting the product is ongoing in the USAe. Paxil CR is protected by a patent issued in June 2007 relating to a delayed and controlled release formulation of paroxetine hydrochloride. Litigation relating to this patent has been settled on terms allowing for generic entry on all strengths of Paxil CR no later than fourth quarter 2008e.

Requip. The patent on ropinirole expired in 2007a in the USA and is due to expire in November 2008b in Europe. A patent relating to the use of ropinirole in Parkinson’s disease is not due to expire until May 2008 (USA) and 2011b (Europe). Litigation challenging the validity of the Parkinson’s use patent in the USA has been dismissed by the court, and generic entry is not expected until after expiry of the patent in May 2008e.

Serevent. The patent on salmeterol xinafoate expires in August 2008 in the USA. In Europe, the patent has expired, except in France (December 2008b) and Italy (2009b).

Trizivir. The patent on the method of treatment using a combination of lamivudine, zidovudine and abacavir does not expire until 2016 (USA) and 2016 (Europe).

Tykerb/Tyverb. The Patent on lapatinib is not due to expire until 2020a in the USA and 2022b in Europe.

Valtrex. The patent on valaciclovir is not due to expire until 2009a (USA) and 2009b (Europe, except Greece and Spain (August 2008)). Litigation challenging the validity of the patent in the USA has been settled on terms allowing for generic entry in late 2009e.

Wellbutrin SR, Wellbutrin XL and Zyban. The patent on the active ingredient has expired. There is now generic competition for the sustained release (SR) instant release (IR) and 300mg dosage form of Wellbutrin XL in the USA. Litigation in the USA relating to formulation patents covering Wellbutrin XL has been settled on terms allowing generic entry for the 150mg form in 2008. In Europe, regulatory data exclusivity provides protection until 2009 in some markets.

Ziagen. The patent on abacavir is not due to expire until 2012a,c (USA) and 2014b (Europe).

Zofran. The patent on ondansetron has expired in the USA and Europe, (except Italy (November 2008b)). A patent on use in treating emesis has also expired. Generic competition exists in the USA, Europe and other markets.

a)	Including granted or pending patent term restoration under the Hatch-Waxman Act
b)	Including granted or pending extension of term by national or European supplementary protection certificates
c)	Including granted or pending extension of term for paediatric exclusivity
d)	A registered trademark of Bayer AG
e)	See Note 44 to financial statements ‘Legal proceedings’.

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

The Consumer Healthcare trademarks are particularly important, as the business is very brand oriented and many products do not have patent protection.

Responsibility for environment, health and safety

Environment, health and safety (EHS) is a key element of corporate responsibility for the Group and has a high priority. Responsibility for EHS is at the highest level. There is a corporate department reporting to the General Counsel that has overall responsibility for providing governance and leadership on EHS issues. The head of this department makes regular reports to the Corporate Executive Team (CET) and the Audit and Corporate Responsibility Committees of the Board. Within the businesses all executives and managers are responsible for EHS and are supported by site-based EHS and occupational medical staff.

EHS strategy and plan
GSK has a 10-year strategic plan for EHS that extends to 2015 with annual action plans. The plan is aligned with the GSK business drivers and includes management objectives with performance measures and targets. In 2007, GSK’s progress was evaluated against the targets set in 2006.

The focus for 2007 was EHS Stewardship which is about building a sustainable business. It involves caring for the present while thinking to the future in making decisions. This supports all three aspirations in the 2006 to 2015 plan – embedding EHS in the business, environmental sustainability and open and transparent stakeholder relations.

Accomplishments in 2007

•	Climate change: A comprehensive strategy on climate change and energy efficiency was approved and is available on GSK’s website. A climate change and energy reduction team has been formed to manage a special fund which is used to support climate change projects. The team identified more than 400 projects for 2007 and 2008 to reduce energy consumption and to increase GSK’s use of renewable energy.

•	Manufacturing efficiency: In the ongoing effort to improve the efficiency of manufacturing processes and therefore significantly decrease both the purchase of raw materials and the production of waste, GSK has selected the best candidate medicines for improvement. The mass efficiency of processes in development continues to improve and progress is being made to achieve the target to double mass efficiency and thereby halve the waste per unit of product for the manufacturing processes for all phase III compounds by 2010. Late stage products have been evaluated since 2005 for efficiency with an improvement to 2.8% on average. Certain marketed products, with a known market potential, have also been selected for improvement of the efficiency of their manufacturing processes.

GSK Annual Report 2007	29

Back to Contents

REPORT OF THE DIRECTORS
Regulatory environment

Business review
Regulatory environment
continued

•	Workplace chemical exposure: Occupational hygiene measurements have been completed for over 50% of GSK tasks involving exposure to the most potent materials. Most results show that exposures are adequately controlled by the respiratory protective equipment worn, with 9% verified as “respirator free” meaning respiratory protection is not necessary. Immediate action was taken to control exposures in the few instances where levels were found to be higher than predicted. Manufacturing sites have a target of 80% respirator free by the end of 2010.

•	Process safety: GSK’s Process Safety Management System is being enhanced, with new engineering standards and training programmes under development. The standards will be used to design new process plant and to upgrade existing plants where needed. The training programmes will increase process safety awareness and competencies for engineers, chemists and managers.

•	External stakeholders: In addition to the ongoing UK stakeholder group meeting in March, a panel of US stakeholders met in October to provide input on EHS issues from a US perspective. In a benchmark assessment of environmental programmes, carried out by the UK charity, Business in the Environment, GSK was ranked with the top companies. GSK is also included in both the FTSE 4Good index and the Dow Jones Sustainability Index.

EHS audits
As part of its governance responsibility, GSK conducts EHS audits of its sites, operating entities and key suppliers, assessing the management of key risks and impacts and performance against GSK’s global EHS standards. This includes providing audited sites with quantitative performance information as well as highlighting areas for risk reduction and improvement. In 2007, 33 operating entities were audited, 17 of these achieved audit scores of 80% or better, which reflects our long term goal to have all of our sites score above 95%. No site scored less than 50% but seven critical findings were raised. These have been corrected. To ensure continuous improvement, progress was monitored on corrective and preventive action plans arising from all audits.

As part of the commitment to corporate responsibility and the pro-active management of the GSK manufacturing and supply base, 55 current and potential suppliers were also assessed. This process evaluated the management of key EHS risks and impacts, including fire and explosion risks, aspects of process safety and loss prevention, control of exposure to hazardous substances and environmental protection as well as core human rights issues, based on the Group’s requirements for suppliers. Recommendations were made for improvements where needed and 75% of the potential suppliers failed to achieve GSK’s recommendations. GSK plans to partner only with the successful candidates to improve their overall environment, health, safety and loss prevention performance.

EHS targets
As part of the EHS plan, targets are set every five years with 2006 as the baseline year for the targets to 2010.

GSK selected its measures of performance improvement based on the potential for adverse impact on people, the environment, business continuity or business reputation.

Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking, to develop and disseminate globally applicable sustainability reporting guidelines.

Targets have been set to eliminate chlorofluorocarbons (CFCs) from all uses by 2010 and each year to reduce non-hazardous waste disposed by 1%, reduce water use and volatile organic compound (VOC) releases to air by 2%, reduce pollution of wastewater, measured as chemical oxygen demand, by 3% and reduce energy usage and greenhouse gas emissions by 1%. During the year, a further target was set to reduce energy usage and greenhouse gas emissions by 20% by 2010 and 45% by 2015. All targets are normalised by sales based on a constant exchange rate.

In 2007, GSK remained on track to eliminate the use of CFCs by 2010 and to meet its 2010 targets for energy use and related greenhouse gas emissions. Progress towards the 2010 energy and related greenhouse gas emissions target is expected to accelerate in 2008 and beyond. The annual targets were met for reduction in water use and wastewater pollution. GSK did not meet its targets for non-hazardous waste disposal or VOC releases to air. In the case of non-hazardous waste disposal, this was because there was an 83% increase in solid waste disposal in the vaccines business due to its expansion programme in the development and launch of new vaccines. In the case of VOC releases, this was because, due to product mix changes, solvent recovery equipment at some of the manufacturing sites was inadequate to completely capture and recycle certain solvents used in the manufacturing process.

Final EHS performance data for 2007 with explanations of the trends will be published in the Corporate Responsibility report on GSK’s website.

Sustainability
In working towards sustainability, GSK is addressing the economic, environmental and social issues in research, manufacturing, sales and distribution of its medicines and consumer healthcare and nutritionals products. Sustainability starts with healthcare solutions found by R&D and continues with innovations to improve the efficiency of manufacturing processes for new products. This reduces resource use which in turn lowers waste and cost. With lower cost our products can be available to a wider population around the world. In the future, the EHS plan for excellence proposes investigating the use of renewable resources in manufacturing.

The Group seeks dialogue with external stakeholders and considers their views when developing approaches to sustainable development. More information on EHS programmes and performance may be found on GSK’s website.

30	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
World market

Business review
World market

World economy

The global economy continued to be broadly positive during 2007, buoyed by growth in developing markets such as China, although the mortgage-related issues in the USA had an adverse effect in several countries. World Gross Domestic Product (GDP) growth eased from 3.9% in 2006 to 3.6%. The International Monetary Fund forecasts global GDP growth to be 4.1% in 2008.

Equity markets struggled in 2007, against a backdrop of record-breaking oil prices and continued concerns over the situations in Iraq and Afghanistan. Oil prices, which averaged $71 per barrel throughout the year, rose to $100 later in the year. Inflation in the OECD countries was 1.9% but is expected to increase to 2.5% in 2008.

The US economy weakened significantly, led by a slump in new housing starts and exacerbated by the sub-prime lending crisis. GDP growth slowed from 2.9% in 2006 to 2.2% in 2007 and many analysts expect it to fall below the 2% mark during 2008. The Dow Jones Industrial Index gained 6.4% over the period while interest rates dropped by 1% to 4.25% before a significant cut in January 2008 took them down to 3%. In 2007, the US dollar continued to decline against both the Euro and Sterling. Having fallen throughout the year, the US dollar was worth less than 50p in November, its lowest point since 1992.

The Chinese economy continued to make sound progress, growing by 11.3% during 2007. Growth is forecast to dip slightly in 2008, particularly as problems in the USA may impact on demand for Chinese exports. In Japan, GDP was 1.9% and the Nikkei 225 fell by 11.1% during the year, marking its first annual decline in five years. The Indian and Brazilian economies both achieved double-digit growth in 2007.

In the Eurozone, GDP growth slowed from 3.3% in 2006 to 2.7% and is expected to fall to 1.9% in 2008. France expanded by 1.8% in 2007, Germany by 2.5%, the UK by 3.1% and Spain by 3.3% . European Central Bank interest rates closed the year at 4%, up 0.5% on the end of 2006. UK rates started the year at 5%, rose in three steps to 5.75% and fell back to 5.5% at the year-end while the FTSE 100 Index gained just 3.8%, its weakest annual performance since 2003.

Exchange

The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.

In 2007, the US dollar fell by 2% against Sterling, to $1.99 at the year-end. The year-end rates for the Euro strengthened by 8% and the Japanese Yen by 5% against Sterling.

World market – pharmaceuticals

Global pharmaceutical sales in 2007 were £329 billion compared with £328 billion in 2006.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	140.8	43	(3)
Europe	97.6	30	5
France	18.6	6	5
Germany	17.2	5	3
UK	11.3	3	5
Italy	10.3	3	(2)
Japan	28.6	9	(9)
Asia Pacific	24.6	7	10
Latin America	16.5	5	7
Middle East, Africa	12.4	4	4
Canada	8.3	2	–

Total	328.8	100	–

The US market has decreased by 3%, but it still represents 43% of the global prescription pharmaceutical market compared with 30% a decade ago.

At 30th September 2007, GSK held second position in the world pharmaceutical market with a market share of 5.9%, behind Pfizer with a market share of 7%. GSK had four of the world’s top 60 pharmaceutical products. These were Avandia, Lamictal, Seretide/Advair and Valtrex.

World market –	Value	% of	Growth
top six therapeutic classes	£bn	total	£%

Central nervous system	54.4	17	1
Cardiovascular	50.7	15	(6)
Alimentary tract and metabolic	39.7	12	(1)
Antineoplastic/Immunomodulatory	35.6	11	8
Anti-infectives (bacterial,	32.9	10	(1)
viral and fungal) excluding
vaccines
Respiratory	22.1	7	2

(Note: data based on 12 months to 30th September 2007)

GSK Annual Report 2007	31

Back to Contents

REPORT OF THE DIRECTORS
Products and competition

Business review
Products and competition

Both the prescription pharmaceutical and consumer healthcare industries are highly competitive. Despite being the second largest pharmaceutical company in the world, GSK has only a 5.9% share of the world market.

Pharmaceutical products

GlaxoSmithKline’s principal pharmaceutical products are currently directed to eight main therapeutic areas. An analysis of sales by therapeutic area, with a description of the principal products, is set out below:

	2007	2006	2005
Turnover by therapeutic area	£m	£m	£m

Respiratory	5,032	4,995	5,054
Central nervous system	3,348	3,642	3,219
Anti-virals	3,028	2,827	2,598
Metabolic	1,514	1,875	1,495
Vaccines	1,993	1,692	1,389
Cardiovascular and urogenital	1,554	1,636	1,331
Anti-bacterials/anti-malarials	1,330	1,369	1,519
Oncology and emesis	477	1,069	1,016
Other	957	973	1,040

	19,233	20,078	18,661

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

Veramyst/Avamys, Flixonase/Flonase and Beconase are steroid intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

Central nervous system (CNS)
Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) for the treatment of major depressive disorder, panic, obsessive compulsive disorder, post traumatic stress disorder, social anxiety disorder and generalised anxiety disorder. A controlled release formulation, Paxil CR, is available in the USA.

Wellbutrin is an anti-depressant, available in the USA and many European and international markets in normal, sustained-release (SR) and once-daily (XL) formulations.

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

Trizivir is a combination of Combivir and Ziagen, combining three anti-HIV therapies in one tablet, for twice-daily administration.

Epzicom/Kivexa, approved for use in the USA and Europe, is a combination of Epivir and Ziagen that is taken as one tablet with once-daily dosing for HIV/AIDS in combination with at least one other anti-HIV drug.

Lexiva/Telzir is a protease inhibitor for the treatment of HIV that is well tolerated and more convenient than Agenerase, which it supersedes. Lexiva may be taken twice-daily or once-daily when boosted with ritonavir.

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

Avandamet is a combination of Avandia and metformin HCI that targets insulin resistance and decreases glucose production in one convenient pill.

Avandaryl/Avaglim is a combination of Avandia and Amaryl, a Sanofi-Aventis product. Avandaryl/Avaglym targets insulin resistance and stimulates pancreatic insulin production.

Bonviva/Boniva is a long-acting bisphosphonate available in once-monthly oral and quarterly injection forms for the treatment of osteoporosis (co-promoted with Roche).

Vaccines
GSK markets over 30 vaccines worldwide, of which more than half are combination vaccines to protect children, adolescents and/or adults against up to six diseases at the same time.

Infanrix is GSK’s range of paediatric vaccine combinations. Infanrix provides protection against diphtheria, tetanus and pertussis (whooping cough). Infanrix penta (Europe)/Pediarix (USA, Canada) provides additional protection against hepatitis B and polio. Infanrix hexa adds protection against Haemophilus influenzae type b, which is a cause of meningitis. Boostrix is available to add protection against pertussis (whopping cough) to the routine tetanus/diptheria booster administered to teenagers.

In GSK’s hepatitis vaccines range, Havrix protects against hepatitis A and Engerix-B against hepatitis B.

32	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Products and competition

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

GSK added Fluviral to its portfolio of products when it acquired the Canadian vaccine manufacturer ID Biomedical Corporation in December 2005. Fluviral is marketed in Canada and, following FDA approval, the USA where it is approved for the active immunisation of adults 18 years and older against influenza disease under the brand FluLaval. Fluviral and FluLaval add to Fluarix GSK’s seasonal ‘flu vaccine, which is distributed in 79 countries including the USA.

GSK also markets Priorix, a measles, mumps and rubella vaccine, Typherix, a vaccine for protection against typhoid fever, and Varilrix, a vaccine against varicella or chicken pox. Priorix-Tetra, GSK’s new combination vaccine to prevent measles, mumps, rubella and varicella (MMRV) was first launched in Germany in August 2006. In addition, the Group markets a range of vaccines to prevent meningitis under the umbrella name Mencevax. GSK’s new Hib-MenC vaccine, Menitorix is now available in the UK. GSK’s meningitis vaccine portfolio will be complemented by new meningitis conjugate vaccines in the near future.

As part of its paediatric franchise, GSK continued to roll out the launch of its vaccine against rotavirus induced gastroenteritis, Rotarix, which is now launched in 90 countries worldwide. Rotavirus vaccination has been included in the national vaccination calendar of five Latin American countries where Rotarix will be available free at public health clinics, as part of governmental paediatric immunisation programmes.

Cardiovascular and urogenital
Coreg is an alpha/beta blocker which has been proven to be effective in treating patients with mild, moderate and severe heart failure, heart attack or hypertension. GSK has sole marketing rights in the USA and Canada. A controlled release formulation, Coreg CR is also available in the USA. Generic versions of Coreg are available in the USA and Canada.

Levitra is a PDE-5 inhibitor indicated for male erectile dysfunction. GSK has co-promotion rights in the USA and more than 20 other markets.

Avodart is a 5-ARI inhibitor currently indicated for benign prostatic hyperplasia. A large clinical study is underway examining its efficacy in reducing the risk of prostate cancer.

Vesicare is an anti-muscarinic indicated for overactive bladder. GSK has co-promotion rights with Astellas in the USA. Its major competitors are Detrol LA, Ditropan XL/generic oxybutynin, and Enablex.

Arixtra, a selective Factor Xa inhibitor, is indicated for the treatment of deep vein thrombosis (DVT) and pulmonary embolism (PE) and for the prevention of DVT and PE in patients undergoing major orthopaedic surgery, abdominal surgery and acutely ill medical patients (EU only). Also in the EU, Arixtra is indicated for the treatment of patients with acute coronary (unstable angina, NSTEMI and STEMI).

Fraxiparine is a low-molecular weight heparin indicated for prophylaxis of thromboembolic disorders (particularly deep vein thrombosis and pulmonary embolism) in general surgery and in orthopedic surgery, treatment of deep vein thrombosis and prevention of clotting during haemodialysis.

Integrilin is a GP IIb-IIIa inhibitor, approved in the EU for the prevention of early myocardial infarction in patients with unstable angina or non-Q-wave MI.

Anti-bacterials and anti-malarials
Augmentin is a broad-spectrum antibiotic suitable for the treatment of a wide range of common bacterial infections and is particularly effective against respiratory tract infections. Augmentin ES-600 is an extra strength suspension specifically designed to treat children with recurrent or persistent middle ear infections. Augmentin XR is an extended release formulation for the treatment of patients with community acquired pneumonia or acute bacterial sinusitis.

Altabax/Altargo, approved in 2007 for the topical treatment of certain bacterial skin infections, represents the first new class of topical antibiotics approved by the FDA in nearly two decades. Altabax/Altargo co

Ceftin/Zinnat is an oral antibiotic used primarily for community-acquired infections of the lower respiratory tract.

Malarone is an oral anti-malarial used for the treatment and prophylaxis of malaria caused by Plasmodium falciparum.

Oncology and emesis
Tykerb is an oral treatment for patients with advanced or metastatic breast cancer whose tumours overexpress HER2 and who have received prior therapy including an anthracycline, a taxane and trastuzumab. Tykerb was approved in the USA in 2007 and is submitted for European approval.

Hycamtin is a second line treatment for ovarian, cervical and small cell lung cancer.

Bexxar is a treatment for patients with CD20 follicular, non-Hodgkin’s lymphoma with and without transformation whose disease is refractory to rituximab and who have relapsed following chemotherapy.

Arranon (nelarabine) a treatment for patients with T-cell acute lymphoblastic leukaemia and T-cell lymphoblastic lymphoma.

Zofran is used to prevent nausea and vomiting associated with chemotherapy and radiotherapy for cancer, and is available in both oral and injectable forms. It is also approved for use in the prevention and treatment of post-operative nausea and vomiting.

Other
This category includes Betnovate, the higher potency Dermovate and the newer Cutivate, which are topical anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis, Relafen, a non-steroidal anti-inflammatory drug for the treatment of arthritis, and Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders.

GSK Annual Report 2007	33

Back to Contents

REPORT OF THE DIRECTORS
Products and competition

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

The major competitors for Lamictal in epilepsy are J&J’s Dilantin and generic phenytoin, Novartis’ egretol/Tegretol XR and generic carbamazepine. UCB’s Keppra and Abbot’s Depakote/Depakote ER. In bipolar the major competitors are generic lithium, other anti-epileptics including Abbott’s Depakote/Depakote ER and the atypical anti-psychotics including AstraZeneca’s Seroquel. The major competitors for Imitrex/Imigran are AstraZeneca’s Zomig, Merck’s Maxalt and Pfizer’s Relpax.

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

Metabolic
The major competitor for Avandia is Takeda Chemical’s Actos, whose co-promotion with Eli Lilly in the USA ended in 2007. Takeda also market Actoplusmet/Competact (a combination of metformin HCI and Actos) in the USA and some EU markets and DuetAct (a combination of glimepiride and Actos) in the USA.

Monthly Boniva/Bonviva competes with Merck’s weekly Fosamax and Proctor & Gamble/Sanofi-Aventis’ twice-monthly Actonel, and Novartis’ Reclast/Aclasta which is dosed as an annual infusion. Generic Fosamax (alendronate) is now available in many markets, including the USA, UK, Germany and Canada.

Vaccines
The vaccine market is dominated by five key players. GSK’s major competitors are SanofiPasteur (SP), Merck, Novartis and Wyeth. Within the paediatric vaccine field, Infanrix’s main competitor is SP’s range of DTPa-based combination vaccines, although the Infanrix hexa combination is the only available hexavalent paediatric combination in Europe. Merck and the joint venture between Merck and SP in Europe market two new vaccines against rotavirus induced infection and HPV, that respectively compete against Rotarix and Cervarix.

Cardiovascular and urogenital
GSK markets Coreg in the USA where its major competitors are Toprol XL and generic betablockers. Avodart competes directly with Merck’s Proscar within the BPH (enlarged prostate) market. The Group has co-promotion rights in the USA for Levitra, which faces competition from Pfizer’s Viagra and Lilly’s Cialis. The major competitor for Arixtra is the low molecular weight heparin enoxaparin, a product marketed by Sanofi-Aventis.

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

Altabax/Altargo competes in the topical antibiotic market against a number of generic competitors, including generic mupirocin and fusidic acid. Altabax/Altargo’s offers less frequent and shorter duration of therapy and lack of cross resistance to other established classes of anti-bacterials.

34	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Products and competition

Business review
Products and competition
continued

Oncology and emesis
Major competitors in the diverse therapeutic market include Roche/ Genentech, Novartis, Sanofi-Aventis and Bristol Myers Squibb. GSK’s therapeutic portfolio led by the recently approved Tykerb and Hycamtin, currently holds a relatively small market position. Zofran provided GSK with a leadership position in the anti-emetic market where competitor companies include Roche, MGI and Merck. Generic competitors became available late in 2006.

Consumer Healthcare products

GlaxoSmithKline’s principal consumer healthcare products are in three major areas. An analysis of sales by these areas is set out below:

	2007	2006	2005
	£m	£m	£m

OTC medicines	1,718	1,496	1,437
Oral care	1,049	993	943
Nutritional healthcare	716	658	619

	3,483	3,147	2,999

Major products, which are not necessarily sold in all markets, are:

Category	Product

Over-the-counter medicines
Analgesics	Panadol
Dermatologicals	Zovirax
Abreva
External nasal dilators	Breathe Right
Gastro-intestinal	Tums
Citrucel
Respiratory tract	Contac
Beechams
Smoking control	Commit
Nicorette
NicoDerm CQ
NiQuitin CQ
Nicabate CQ
Natural wellness support	Abtei
FiberChoice

Weight control	alli

Oral healthcare	Aquafresh
Dr Best
Macleans
Odol
Polident
Poligrip
Sensodyne

Nutritional healthcare	Lucozade
Ribena
Horlicks

Over-the-counter medicines
The leading products are Panadol, a widely available paracetamol/ acetaminophen analgesic, Nicorette gum in the USA, the NicoDerm, NiQuitin CQ and Nicabate range of smoking control products, Tums, a calcium-based antacid, Citrucel laxative, Contac for the treatment of colds, Abtei, a natural medicines and vitamin range, and Zovirax and Abreva for the treatment of cold sores. Recent additions to the portfolio include Breathe Right nasal strips that gently lift open nasal passages to provide better breathing, and FiberChoice daily fibre supplements, through the acquisition of CNS, Inc. in 2006, and the switch of orlistat from prescription-only status in the United States to over-the-counter, marketed as the weight control product, alli.

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

GSK Annual Report 2007	35

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

GSK turnover grew 2% in 2007, and
business performance EPS grew 10% to
99.1p. The dividend was raised 10% to 53p.
Share repurchases were £3.8 billion in 2007,
with a further £6 billion expected in 2008.

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 37 and by geographic region on page 38. Total pharmaceutical turnover in 2007 was £19,233 million compared with £20,078 million in 2006, in line with 2006 turnover at CER. In sterling terms total pharmaceutical turnover decreased 4%, four percentage points less than CER, principally due to the strength of Sterling against the US dollar.

Pharmaceutical turnover by therapeutic area

GSK’s turnover in 2007 was in line with 2006 as high-value growth products were offset by lower Avandia sales and US generic competition to Coreg IR, Flonase, Wellbutrin XL and Zofran. The high-value growth products included Seretide/Advair, vaccines, Lamictal, Valtrex, Requip, Avodart and Boniva.

Respiratory
GSK continues to be a global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent amounting to £4.4 billion, up 8%. Total sales of Seretide/Advair, for asthma and COPD, rose 10% to £3.5 billion. In the USA, sales grew 9% to £1.9 billion. In Europe sales grew 9% to £1.2 billion and in International markets sales grew 23% to £372 million, enhanced by its launch in Japan in June.

Market share by value in the anti-asthma and COPD therapy class was 29% in Europe and 31% in the USA.

Market share by value for Seretide/Advair

GSK continues to see increased use of Seretide/Advair in the treatment of COPD and is in ongoing discussions with the FDA to expand the indication for use in this patient group, including assessment of data supporting a claim for reduction of exacerbations.

CNS
CNS sales decreased 2% to £3.3 billion. Sales decreased in the USA and Europe, reflecting generic competition to Seroxat/Paxil in both regions. International sales grew 6% which included 4% growth in Paxil in Japan. Total Seroxat/Paxil sales declined 6% to £553 million. Total Wellbutrin sales declined 37% to £529 million, owing to US generic competition to Wellbutrin SR/IR and Wellbutrin XL 300mg tablet.

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 18% to £1.1 billion, driven by sales in the USA which were up 26% to £892 million, benefiting from its new indication. Lamictal is also the only medicine with long-term clinical data that demonstrates that it can delay the onset of depressive episodes of bipolar disorder. GSK expects to respond to the US FDA’s approvable letter for Lamictal XR in the middle of 2008.

Sales of Requip, for Parkinson’s disease and Restless Legs Syndrome (RLS), grew 36% to £346 million. Requip XL, a new once-daily formulation for Parkinson’s disease, has now been approved in 13 European countries and launched in seven markets. Further European approvals are anticipated during 2008. In the USA, GSK expects a response from the FDA on its application for Requip XL during the first half of 2008.

Anti-virals
Total sales of HIV products were £1.4 billion, down 1%. Competition to older products, Combivir down 10% to £455 million and Epivir down 20% to £156 million, was largely offset by strong sales growth of new products Epzicom/Kivexa, which grew 39% to £324 million and Lexiva/Agenerase, up 13% to £141 million. Sales of Valtrex, for herpes, rose 18% to £934 million, with US sales up 20% to £668 million driven by increased use of the product for prevention of disease transmission. Sales in Europe grew 9% to £120 million and in International grew 13% to £146 million. Sales of Relenza, an antiviral treatment for flu, were £262 million (2006 – £91 million), driven primarily by one-off government orders for stockpiling against a possible flu pandemic.

Metabolic
In 2007, sales of the Avandia product group, for type 2 diabetes, declined 22% to £1.2 billion. In the USA sales fell 29% to £780 million, with fourth quarter sales down 55% to £130 million following publication of an article in the New England Journal of Medicine. This article suggested that there may be cardiovascular risk associated with Avandia. Despite GSK’s efforts, doctors became reluctant to start new patients on Avandia without further guidance from the FDA. Following clarification from the FDA in October, there is now a new approved label for Avandia. Outside the USA, sales in Europe grew 4% for the year to £227 million, and in International markets, sales declined 7% to £212 million.

GSK recorded in turnover a £161 million share of co-promotion income for Boniva/Bonviva, a once-monthly oral bisphosphonate for the treatment of postmenopausal osteoporosis.

Vaccines
Vaccine sales increased 20% to £2.0 billion, with good performances in all regions: US sales rose 44% to £628 million; European sales grew 14% to £814 million and sales in International were up 8% to £551 million. Sales of hepatitis vaccines grew 14% to £529 million, driven by US growth of 33%.

36	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Pharmaceutical turnover by therapeutic area 2007

Total							USA			Europe			International

Therapeutic area/	% of	2007	2006		Growth	2007		Growth	2007		Growth	2007		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	26	5,032	4,995	5	1	2,377	4	(3)	1,772	4	4	883	10	5
Seretide/Advair		3,499	3,313	10	6	1,891	9	1	1,236	9	9	372	23	20
Flixotide/Flovent		621	659	(1)	(6)	284	3	(5)	161	(8)	(7)	176	(2)	(6)
Serevent		269	291	(4)	(8)	74	(7)	(14)	134	(5)	(4)	61	–	(6)
Flixonase/Flonase		199	311	(34)	(36)	72	(60)	(61)	51	–	–	76	5	–

Central nervous system	17	3,348	3,642	(2)	(8)	2,377	(1)	(8)	513	(14)	(14)	458	6	–
Seroxat/Paxil		553	620	(6)	(11)	143	(12)	(18)	122	(19)	(18)	288	5	(3)
Paxil IR		400	448	(6)	(11)	7	(63)	(63)	122	(19)	(18)	271	4	(3)
Paxil CR		153	172	(4)	(11)	136	(6)	(13)	–	–	–	17	13	6
Wellbutrin		529	900	(37)	(41)	512	(38)	(42)	4	100	100	13	(13)	(19)
Wellbutrin IR, SR		75	102	(23)	(26)	63	(26)	(29)	2	–	–	10	-	(9)
Wellbutrin XL		454	798	(39)	(43)	449	(39)	(43)	2	–	–	3	(40)	(40)
Imigran/Imitrex		685	711	3	(4)	558	9	1	89	(25)	(25)	38	(2)	(10)
Lamictal		1,097	996	18	10	892	26	17	145	(18)	(17)	60	13	7
Requip		346	268	36	29	238	46	35	91	11	12	17	64	55

Anti-virals	16	3,028	2,827	13	7	1,494	19	10	870	1	2	664	13	7
HIV		1,442	1,515	(1)	(5)	637	(2)	(9)	612	(2)	(1)	193	5	(1)
Combivir		455	528	(10)	(14)	195	(11)	(18)	192	(12)	(12)	68	(1)	(7)
Trizivir		233	268	(9)	(13)	120	(8)	(15)	99	(13)	(12)	14	7	–
Epivir		156	202	(20)	(23)	53	(16)	(23)	67	(26)	(26)	36	(14)	(16)
Ziagen		109	117	(3)	(7)	45	2	(6)	37	(10)	(10)	27	(4)	(4)
Agenerase, Lexiva		141	131	13	8	78	14	5	53	10	10	10	22	11
Epzicom/Kivexa		324	241	39	34	142	23	14	149	54	54	33	74	74
Herpes		1,041	965	15	8	678	20	11	151	4	5	212	6	–
Valtrex		934	845	18	11	668	20	11	120	9	10	146	13	7
Zovirax		107	120	(8)	(11)	10	–	–	31	(11)	(11)	66	(7)	(12)
Zeffix		168	162	8	4	13	8	–	24	4	4	131	9	4
Relenza		262	91	>100	>100	131	–	–	76	21	23	55	>100	90

Metabolic	8	1,514	1,875	(15)	(19)	895	(24)	(30)	294	15	17	325	(2)	(6)
Avandia		877	1,399	(34)	(37)	592	(40)	(45)	113	(10)	(10)	172	(14)	(17)
Avandamet		292	204	49	43	147	85	71	111	20	21	34	35	31
Avandaryl		50	42	26	19	41	10	3	3	–	–	6	>100	>100
Bonviva/Boniva		161	95	79	69	115	49	39	45	>100	>100	1	–	–

Vaccines	10	1,993	1,692	20	18	628	44	35	814	14	15	551	8	6
Hepatitis		529	479	14	10	199	33	24	235	3	4	95	8	4
Influenza		320	170	93	88	193	>100	>100	93	>100	>100	34	(19)	(21)
Infanrix, Pediarix		543	511	9	6	196	23	14	275	(3)	(2)	72	26	24
Boostrix		66	60	15	10	40	5	(2)	19	27	27	7	75	75
Rotarix		91	44	>100	>100	–	–	–	23	>100	>100	68	79	74
Cervarix		10	–	–	–	–	–	–	9	–	–	1	–	–

Cardiovascular and urogenital	8	1,554	1,636	–	(5)	970	(2)	(10)	412	3	4	172	7	2
Coreg		587	779	(18)	(25)	581	(19)	(25)	–	–	–	6	17	–
Levitra		49	43	23	14	47	24	15	2	100	100	–	–	–
Avodart		285	216	38	32	175	44	34	86	23	25	24	56	50
Arixtra		100	58	81	72	55	88	72	39	70	70	6	100	100
Fraxiparine		184	209	(12)	(12)	–	–	–	160	(12)	(11)	24	(17)	(20)
Vesicare		50	32	69	56	50	69	56	–	–	–	–	–	–

Anti-bacterials	7	1,330	1,369	(1)	(3)	195	(3)	(10)	612	(3)	(3)	523	3	–
Augmentin		530	570	(6)	(7)	67	(23)	(29)	250	(7)	(7)	213	5	2

Oncology and emesis	2	477	1,069	(54)	(55)	272	(65)	(67)	139	(10)	(9)	66	(14)	(18)
Zofran		196	847	(77)	(77)	78	(88)	(89)	71	(34)	(34)	47	(21)	(23)
Hycamtin		119	113	10	5	70	6	(3)	42	21	24	7	–	–
Tykerb		51	–	–	–	36	–	–	13	–	–	2	–	–

Other	6	957	973	1	(2)	65	(18)	(22)	266	–	1	626	4	–
Zantac		168	232	(24)	(28)	33	(51)	(54)	42	(19)	(19)	93	(8)	(14)

	100	19,233	20,078	–	(4)	9,273	(3)	(10)	5,692	2	3	4,268	6	2

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 162 to 165.

GSK Annual Report 2007	37

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Infanrix/Pediarix grew 9% to £543 million, again driven by US growth of 23%. Sales of the new two-dose vaccine, Rotarix, to prevent rotavirus gastroenteritis, doubled to £91 million, with strong growth in both Europe and International. Sales of Cervarix, GSK’s vaccine to prevent cervical cancer, were £10 million. It has been approved in over 50 countries and licensing applications have been submitted in 28 countries including Japan. GSK’s pre-pandemic influenza vaccine achieved sales of £146 million. Discussions regarding further orders continue with a number of governments.

Cardiovascular and urogenital
Sales of Coreg, for heart disease, fell 18% to £587 million, following the introduction of US generic competition to Coreg IR in September. Sales of Coreg CR, which was launched in March 2007, were £88 million. Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 38% to £285 million. Positive data from the CombAT study, (assessing use of Avodart and the alpha-blocker, tamsulosin, as combination therapy), were recently published in the Journal of Urology. GSK has filed for a co-prescription indication in the USA, Europe and some International markets. A response is expected from the FDA during the second quarter of 2008.

Anti-bacterials
Anti-bacterial sales declined 1% to £1,330 million reflecting generic competition in all regions.

Oncology and emesis
Tykerb achieved sales of £51 million in its first year, £36 million of which arose in the USA following its launch in March. Sales of Zofran declined 77% to £196 million, reflecting generic competition in the USA, Europe and International where sales declined 88%, 34% and 21% respectively.

Other therapeutic areas
Sales of Zantac fell 24% to £168 million, with declines in all regions.

Regional analysis

Pharmaceutical turnover by geographic region in 2007 on an invoiced basis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

Region/	% of	2007	2006	Growth*
major markets	total	£m	£m	CER%	£%

USA	48	9,273	10,353	(3)	(10)

Europe	30	5,692	5,547	2	3
France		991	967	2	2
UK		822	786	5	5
Italy		620	664	(7)	(7)
Germany		602	592	1	2
Spain		605	577	4	5
Other Europe		2,052	1,961	4	5

International	22	4,268	4,178	6	2
Asia Pacific		1,441	1,377	6	5
Japan		867	860	10	1
Middle East, Africa		774	744	7	4
Latin America		709	714	4	(1)
Canada		477	483	2	(1)

	100	19,233	20,078	0	(4)

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
Sales and constant exchange rate growth by region

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

The following table gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis.

Pharmaceutical turnover for Europe region in 2007 on a turnover created basis
			2007			2006

Region/	Invoiced	Adjustment	Created	Invoiced	Adjustment	Created
major markets	£m	£m	£m	£m	£m	£m

Europe	5,692	–	5,692	5,547	–	5,547
France	991	(43)	948	967	(66)	901
UK	822	101	923	786	102	888
Italy	620	(14)	606	664	(25)	639
Germany	602	87	689	592	72	664
Spain	605	(12)	593	577	(14)	563
Other Europe	2,052	(119)	1,933	1,961	(69)	1,892

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

38	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Pharmaceutical turnover by geographic region in 2007 on a turnover created basis
Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GSK.

Region/	% of	2007	2006	Growth*
major markets	total	£m	£m	CER%	£%

USA	48	9,273	10,353	(3)	(10)

Europe	30	5,692	5,547	2	3
France		948	901	5	5
UK		923	888	4	4
Italy		606	639	(6)	(5)
Germany		689	664	3	4
Spain		593	563	5	5
Other Europe		1,933	1,892	1	2

International	22	4,268	4,178	6	2
Asia Pacific		1,441	1,377	6	5
Japan		867	860	10	1
Middle East, Africa		774	744	7	4
Latin America		709	714	4	(1)
Canada		477	483	2	(1)

	100	19,233	20,078	–	(4)

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 162 to 165.

USA
Sales in the USA declined 3% to £9.3 billion, reflecting generic competition to Wellbutrin, Zofran, Flonase and Coreg IR which declined 38%, 88%, 60% and 31% respectively and a decline in the sales of Avandia products, partly offset by growth in sales of Advair, anti-virals, vaccines, Lamictal and Requip.

Sales of the Avandia product group declined 29% following the publication of an article in the New England Journal of Medicine in May, which suggested there may be a cardiovascular risk associated with Avandia. Following clarification from the FDA in October, there is now a new approved label for Avandia.

Advair sales grew 9% to £1,891 million owing to the increased use in the treatment of COPD.

Sales in the anti-virals therapeutic area grew 19% to £1,494 million with herpes products up 20% and HIV products down 2%. Within HIV, competition to older products, Combivir down 11% and Epivir down 16%, was partly offset by the growth of new products Epzicom/Kivexa up 23% and Lexiva up 14%. Valtrex, for herpes, grew 20% to £668 million, driven by patients switching to suppression therapy. Sales of Relenza, an anti-viral treatment for flu, were £131 million, primarily driven by one-off government orders for stockpiling against a possible flu pandemic.

Vaccines grew 44% to £628 million reflecting the good performance of the Hepatitis family of products, Pediarix, Fluarix/Flulaval and the launch of Boostrix.

Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 26% to £892 million, benefiting from its new indication to treat one of the most serious forms of epilepsy – primary generalised tonic-clonic seizures.

Sales of Requip, for Parkinson’s disease and Restless Legs Syndrome (RLS), grew 46% to £238 million following launch of the RLS indication in 2006.

Europe
The discussion of individual market performance in the Europe region is on a turnover created basis.

Sales in Europe contributed 30% of pharmaceutical turnover and grew 2% to £5.7 billion, with strong sales of Seretide and vaccines offsetting the impact of generic competition to a number of products and continued price cuts resulting from government healthcare reforms.

All major markets recorded growth with the exception of Italy, which was adversely impacted by pricing restrictions and generic competition. Major growth drivers were Seretide, GSK’s largest selling product in Europe, with growth of 9%, and the vaccines franchise, up 14%.

Generic competition adversely impacted sales of Seroxat, down 19%, Lamictal, down 18%, Zofran, down 34% and Imigran, down 25%. Sales of anti-bacterials decreased 3% due to a combination of a weaker ‘flu season than in 2006 and generic competition.

Sales of Avandia/Avandamet grew 4%.

International
The International region reported year on year turnover growth of 6%. Faster growing markets included Japan, up 10%, China, up 24% and Middle East/Africa, up 7%, while there was more modest sales growth of 2% in Canada, 3% in Australia and 4% in Latin America. The Canadian sales performance reflected lower sales of Avandia and generic competition for Zofran whilst the Australian business was adversely impacted by government pricing and lower government orders for Relenza.

The good performance in Japan was driven by the launch in the year of Adoair and strong demand for Relenza. These were partially offset by declines in the older products Zantac and Zovirax.

Across the remaining markets in International, the key products driving growth were Seretide, which grew 23% to record sales of £372 million, Valtrex which grew 13% to £146 million, the vaccines franchise, which recorded growth of 8% and achieved sales of £551 million, and the HIV products which grew 5% to £193 million. The Avandia range of products declined 7% to £212 million, with declines in Canada and Korea, partly offset by growth in Australia.

Consumer Healthcare sales

An analysis of Consumer Healthcare sales is set out in the following table:

	2007	2006	Growth
	£m	£m	CER%	£%

OTC medicines	1,718	1,496	20	15
Analgesics	410	380	11	8
Dermatological	175	165	10	6
Gastro-intestinal	262	252	9	4
Respiratory tract	244	172	45	42
Smoking control	314	353	(6)	(11)
Natural wellness support	125	132	(3)	(5)
Weight management	150	–	–	–
Oral care	1,049	993	8	6
Nutritional healthcare	716	658	9	9

	3,483	3,147	14	11

GSK Annual Report 2007	39

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

OTC medicines
Over-the-counter medicine sales grew 20% to £1.7 billion, with Panadol up 14% to £262 million and alli sales of £150 million since launch in the USA in June. Smoking control products declined 6% to £314 million due to strong competition in the US market. Breathe Right and FiberChoice, added to the portfolio with the acquisition of CNS in December 2006, achieved combined sales of £81 million.

Oral care
Oral care sales grew 8% to over £1 billion. Sales of Aquafresh were up 12% to £308 million, helped by the success of the new Aquafresh White Trays. Sensodyne also grew strongly, up 16% for the year to £293 million, driven by a successful launch of Sensodyne ProNamel.

Nutritional healthcare
Nutritional healthcare product sales grew 9% to £716 million. Lucozade grew 16% to £347 million, and Horlicks grew 12% to £174 million. Ribena sales were down 7% to £156 million.

Operating profit – total results

Total results include restructuring costs related to the new Operational Excellence programme, which commenced in October 2007.
		2007		2006		Growth

	£m	%	£m	%	CER%	£%

Turnover	22,716	100.0	23,225	100.0	2	(2)

Cost of sales	(5,317)	(23.4)	(5,010)	(21.6)	8	6
Selling, general and administration	(6,954)	(30.6)	(7,257)	(31.2)	–	(4)
Research and development	(3,327)	(14.7)	(3,457)	(14.9)	(1)	(4)
Other operating income	475	2.1	307	1.3

Operating profit	7,593	33.4	7,808	33.6	3	(3)

Cost of sales
Cost of sales as a percentage of turnover increased by 1.8 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 1.3 percentage points, reflecting charges related to the new Operational Excellence programme of £111 million (2006 – £nil) and unfavourable product and regional mixes compared with 2006.

Selling, general and administration
Selling, general and administration (SG&A) costs as a percentage of turnover reduced 0.6 percentage points. At constant exchange rates, the decrease was 0.7 percentage points, reflecting flat expenditure compared with the prior year on a turnover growth of 2%. SG&A costs included charges related to the new Operational Excellence programme of £137 million (2006 – £nil). Advertising and promotion increased by 2%, selling and distribution increased by 2%, and general and administration expenditure declined 5%.

Research and development
R&D expenditure declined 1% and included charges related to the new Operational Excellence programme of £90 million (2006 – £nil). The benefit arose from lower impairment charges and the winding-down of previous restructuring activities. Excluding these items, R&D expenditure declined 2% on last year. Pharmaceutical R&D expenditure represented 16.7% (2006 – 16.7%) of pharmaceutical turnover.

Other operating income
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £475 million in 2007 (2006 – £307 million). The increase is primarily due to higher royalty income (£216 million in 2007 compared with £94 million in 2006), favourable fair value movements on financial instruments (£41 million in 2007 compared with £29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.

Operating profit
Overall, the operating profit margin decreased 0.2 percentage points as operating profit decreased 3% in sterling terms to £7,593 million. Operating profit increased 3% at constant exchange rates and the CER margin increased 0.5 percentage points, reflecting flat SG&A expenditure and higher other operating income, partially offset by an increase in cost of sales.

In the year, gains from asset disposals were £109 million (£169 million in 2006), costs for legal matters were £255 million (£333 million in 2006), fair value movements on financial instruments resulted in an income of £41 million (income of £29 million in 2006), charges related to old restructuring activity were £92 million (£205 million in 2006) and charges related to the new Operational Excellence programme were £338 million (2006 – £nil). The total operating profit impact of these items was a £535 million charge in 2007 (£340 million charge in 2006).

Profit before taxation – total results

Net finance costs

	2007	2006
Finance income	£m	£m

Interest and other finance income	255	285
Fair value adjustments and hedges	7	2

	262	287

Finance costs

Interest costs	(432)	(314)
Unwinding of discount on liabilities	(27)	(36)
Fair value adjustments and hedges	6	(2)

	(453)	(352)

Finance costs increased owing to increased levels of debt to finance the share buy-back programme.

40	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Share of after tax profits of associates and joint ventures
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Profit before taxation – total results
Taking account of net finance costs and the contribution from associates, total profit before taxation was £7,452 million compared with £7,799 million in 2006, an increase of 2% at constant exchange rates, but a 4% sterling decline.

Operational Excellence

In October 2007, GSK announced a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations.

This new programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately £350 million expected by 2008 and £550 million by 2009. These savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales and the associated adverse impact on GSK’s gross margin. One-off charges of £338 million before tax relating to the programme were recorded in Q4 2007. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007.

Because of the significance of this new programme, a columnar presentation has been adopted in the income statement in order to illustrate GSK’s underlying performance in 2007. The analysis below of operating profit and the subsequent discussion excludes restructuring costs related to the new Operational Excellence programme, which commenced in October 2007. Management believes that exclusion of these items provides a more useful reflection of the way in which the business is managed, and accordingly this supplemental information is provided in addition to that contained in the consolidated income statement on page 90 prepared in accordance with IFRS.

Operating profit – business performance

		2007		2006		Growth

	£m	%	£m	%	CER%	£%

Turnover	22,716	100.0	23,225	100.0	2	(2)

Cost of sales	(5,206)	(22.9)	(5,010)	(21.6)	6	4
Selling, general and administration	(6,817)	(30.0)	(7,257)	(31.2)	(2)	(6)
Research and development	(3,237)	(14.3)	(3,457)	(14.9)	(3)	(6)
Other operating income	475	2.1	307	1.3

Operating profit	7,931	34.9	7,808	33.6	8	2

Cost of sales
Cost of sales as a percentage of turnover increased by 1.3 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 0.8 percentage points, reflecting unfavourable product and regional mix.

Selling, general and administration
Selling, general and administration (SG&A) costs as a percentage of turnover reduced 1.2 percentage points and at constant exchange rates, the decrease was 1.3 percentage points, reflecting a 2% decline in expenditure compared with prior year on a turnover growth of 2%. SG&A costs were down 2% due to lower selling and general and administration expenditure partly offset by higher advertising and promotion. Advertising and promotion increased 2% and accounted for less than a 1% increase in total SG&A. Selling and distribution declined 1% and general and administration expenditure declined 7%. Collectively these items accounted for a 2% decline in total SG&A, of which one percentage point was due to lower charges related to legal matters.

Research and development
R&D expenditure decreased 3% partly as a result of lower impairment charges and the winding-down of previous restructuring activities. Excluding these items, R&D expenditure was flat. Pharmaceutical R&D expenditure represented 16.2% (2006 – 16.7%) of pharmaceutical turnover.

Other operating income
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £475 million in 2007 (2006 – £307 million). The increase is primarily due to higher royalty income (£216 million in 2007 compared with £94 million in 2006), favourable fair value movements on financial instruments (£41 million in 2007 compared with £29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.

Operating profit
Overall, the operating profit margin increased 1.3 percentage points as operating profit increased 2% in sterling terms to £7,931 million. Operating profit increased 8% at constant exchange rates and the margin increased 2 percentage points, reflecting declines in SG&A and R&D expenditure on turnover growth of 2%, and higher other operating income.

In the year, gains from asset disposals were £109 million (2006 – £169 million), costs for legal matters were £255 million (2006 – £333 million), fair value movements on financial instruments resulted in an income of £41 million (2006 – £29 million) and charges related to old restructuring activity were £92 million (2006 – £205 million). The operating profit impact of these items was a £197 million charge in 2007 (2006 – £340 million).

Profit before taxation – business performance

Net finance costs

	2007	2006
Finance income	£m	£m

Interest and other income	255	285
Fair value adjustments and hedges	7	2

	262	287

Finance costs

Interest costs	(432)	(314)
Unwinding of discount on liabilities	(27)	(36)
Fair value adjustments and hedges	6	(2)

	(453)	(352)

GSK Annual Report 2007	41

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Share of after tax profits of associates and joint ventures
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

Profit before taxation – business performance
Taking account of net finance costs and the contribution from associates, business performance profit before taxation was £7,790 million compared with £7,799 million in 2006, an increase of 6% CER, but flat in sterling terms.

Taxation

	2007	2006
	£m	£m

UK corporation tax	452	400
Overseas taxation	1,962	2,310

Current taxation	2,414	2,710
Deferred taxation	(272)	(409)

	2,142	2,301

The charge for taxation on total profit amounting to £2,142 million, represents an effective tax rate of 28.7% (2006 – 29.5%) . The charge for taxation on business performance profit, amounting to £2,219 million, represents an effective tax rate of 28.5% (2006 – 29.5%) . The Group balance sheet at 31st December 2007 included a tax payable liability of £826 million and a tax recoverable asset of £58 million.

The Group’s main open tax issues are in the UK, USA, Canada and Japan.

GSK continues to be in dispute with HM Revenue & Customs (‘HMRC’) primarily in respect of transfer pricing and Controlled Foreign Companies (‘CFC’) matters for the years 1994 to date. HMRC have not yet formalised claims in respect of these matters and GSK is seeking to resolve them in discussions with HMRC. There continues, however, to be a wide difference between the Group and HMRC positions, which may ultimately have to be settled by litigation.

Following its audit of the period 2001 to 2003, the US Internal Revenue Service (‘IRS’) has in Notices of Proposed Adjustment challenged deductions arising from intercompany financing arrangements for those years, with which GSK disagrees and which it will vigorously contest. GSK estimates that the IRS claim for tax and interest at 31st December 2007, net of federal tax relief for these years, is $680 million. GSK believes, supported by external professional advice, that this claim has no merit and that no adjustment is warranted. If, contrary to GSK’s view, the IRS prevailed in its argument before a court, GSK would expect to have an additional liability for the four year unaudited period 2004-2007 proportionate to its liability for the three year audited period 2001-2003. In the event that GSK is not able to resolve this issue with the IRS, a court decision would not be expected before 2010.

Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (£177 million) relating to Japanese CFC legislation. GSK has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court hearing in respect of transfer pricing in the early 1990s was completed in July 2006. GSK is still awaiting the court’s judgement.

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

Profit for the year

	2007		2006			Growth
	£m		£m		CER%	£%

Total profit after taxation for the year	5,310		5,498		3	(3)
Total profit attributable to shareholders	5,214		5,389		3	(3)
Basic earnings per share (pence)	94.4	p	95.5	p	5	(1)
Basic earnings per ADS (US$)	$3.77		$3.53

Business performance profit after taxation for the year	5,571		5,498		8	1
Business performance profit attributable to shareholders	5,475		5,389		8	2
Adjusted earnings per share (pence)	99.1	p	95.5	p	10	4
Adjusted earnings per ADS (US$)	$3.96		$3.53
Weighted average number of shares (millions)	5,524		5,643

Diluted total earnings per share (pence)	93.7	p	94.5	p
Diluted total earnings per ADS (US$)	$3.75		$3.50
Weighted average number of shares (millions)	5,567		5,700

Total results including restructuring costs related to the new Operational Excellence programme produced a basic EPS of 94.4p compared with 95.5p in 2006. This was a 5% increase in CER terms compared with 2006, but a 1% decline in sterling terms.

Business performance profit for the year was £5,571 million, an increase of 8% (1% in sterling terms). Profit attributable to minority interests was £96 million and profit attributable to shareholders was £5,475 million, an increase of 8% (2% in sterling terms). The interest cost of the share buy-back programme adversely impacts the Group’s profits but benefits EPS. Business performance EPS increased 10%, reflecting higher profits and also the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. At actual rates of exchange, earnings per share increased 4%. The unfavourable currency impact on EPS of six percentage points reflected a strengthening of Sterling against the US dollar and compared with a four percentage point unfavourable currency impact on turnover.

Dividend
The Board has declared a fourth interim dividend of 16 pence per share resulting in a dividend for the year of 53 pence, a five pence increase over the dividend of 48 pence per share for 2006. The equivalent fourth interim dividend receivable by ADR holders is 62.7264 cents per ADS based on an exchange rate of £1/$1.9602. The ex-dividend date will be 13th February 2008, with a record date of 15th February 2008 and a payment date of 10th April 2008.

42	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2007

Business review
Financial review 2007
continued

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The critical accounting policies adopted relate to the following areas:

•	Turnover

•	Taxation

•	Legal and other disputes

•	Impairment of property, plant & equipment

•	Intangible assets

•	Pensions and other post-employment benefits

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

In respect of the Turnover accounting policy, the Group’s largest business is US pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in the Group’s US pharmaceuticals business.

•	GSK has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price.
Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates.

•	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. Rebates given under Medicare, Part D are included in this category. The Medicare, Part D programme was introduced in 2006 and replaced the Government Medicaid subsidies for some individuals with subsidised coverage provided through private prescription plans. The accrual for these rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates.

•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies.

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience.
•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

		2007		2006		2005

	£m	%	£m	%	£m	%

Gross turnover	11,826	100	13,131	100	11,875	100
Chargebacks	917	8	846	6	786	7
Managed care, GPO rebates and Medicare Part D	727	6	912	7	686	6
US government and state programmes	481	4	507	4	775	6
Cash discounts	208	2	248	2	227	2
Customer returns	131	1	140	1	155	1
Prior year adjustments	(73)	–	(69)	–	(34)	–
Other items	162	1	194	1	174	1

Total deductions	2,553	22	2,778	21	2,769	23

Net turnover	9,273	78	10,353	79	9,106	77

Chargebacks have increased in 2007 as a result of significant sales of product into US government stockpiles. Customer rebates have fallen compared with 2006 as a result of products with traditionally higher rebate percentages becoming subject to generic competition and being replaced with sales of newer products with lower rebate percentages.

The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business were as follows:

	At 31st	At 31st
	December	December
	2007	2006
	£m	£m

Chargebacks	38	50
Managed care, GPO and Medicare, Part D rebates	340	435
US government and state programmes	240	283
Cash discounts	21	24
Customer returns	194	184
Other	37	69

Total	870	1,045

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption. On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2007 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

GSK Annual Report 2007	43

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources

Financial position
	2007	2006
	£m	£m

Assets
Non-current assets
Property, plant and equipment	7,821	6,930
Goodwill	1,370	758
Other intangible assets	4,456	3,293
Investments in associates and joint ventures	329	295
Other investments	517	441
Deferred tax assets	2,196	2,123
Derivative financial instruments	1	113
Other non-current assets	687	608

Total non-current assets	17,377	14,561

Current assets
Inventories	3,062	2,437
Current tax recoverable	58	186
Trade and other receivables	5,495	5,237
Derivative financial instruments	475	80
Liquid investments	1,153	1,035
Cash and cash equivalents	3,379	2,005
Assets held for sale	4	12

Total current assets	13,626	10,992

Total assets	31,003	25,553

Liabilities
Current liabilities
Short-term borrowings	(3,504)	(718)
Trade and other payables	(4,861)	(4,831)
Derivative financial instruments	(262)	(40)
Current tax payable	(826)	(621)
Short-term provisions	(892)	(1,055)

Total current liabilities	(10,345)	(7,265)

Non-current liabilities
Long-term borrowings	(7,067)	(4,772)
Deferred tax provision	(887)	(595)
Pensions and other post-employment benefits	(1,383)	(2,339)
Other provisions	(1,035)	(528)
Derivative financial instruments	(8)	(60)
Other non-current liabilities	(368)	(346)

Total non-current liabilities	(10,748)	(8,640)

Total liabilities	(21,093)	(15,905)

Net assets	9,910	9,648

Equity
Share capital	1,503	1,498
Share premium account	1,266	858
Retained earnings	6,475	6,965
Other reserves	359	65

Shareholders’ equity	9,603	9,386
Minority interests	307	262

Total equity	9,910	9,648

Property, plant and equipment
GSK’s business is science-based, technology-intensive and highly regulated by governmental authorities. The Group allocates significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The total cost of the Group’s property, plant and equipment at 31st December 2007 was £15,087 million, with a net book value of £7,821 million. Of this, land and buildings represented £2,978 million, plant and equipment £2,968 million and assets in construction £1,875 million. In 2007, GSK invested £1,583 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2007, GSK had capital contractual commitments for future expenditure of £597 million and 2008 operating lease commitments of £360 million. GSK believes that its facilities are adequate for its current needs.

The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility for environment, health and safety’ (page 29) and in Note 44 to the financial statements, ‘Legal proceedings’.

Goodwill
Goodwill has increased during the year from £758 million at 31st December 2006 to £1,370 million. The increase reflects the goodwill arising on the acquisition of Reliant Pharmaceuticals of £350 million and Domantis of £181 million as well as a strengthening of overseas currencies on the translation of existing foreign currency goodwill balances.

Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31st December 2007 was £4,456 million (2006 – £3,293 million). The increase in 2007 reflects additions of £1,298 million and currency movements partly offset by the amortisation and impairment of existing intangibles. The largest element of the additions is £613 million relating to the acquisition of Reliant Pharmaceuticals Inc., which added a range of speciality medicines combating heart disease to the GSK portfolio, including the US marketing rights to Lovaza.

Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2007 of £846 million (2006 – £736 million). The market value at 31st December 2007 was £1,517 million (2006 – £1,461 million). The largest of these investments is in an associate, Quest Diagnostics Inc., which had a book value at 31st December 2007 of £299 million (2006 – £262 million). The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.

44	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources
continued

Derivative financial instruments: assets
GSK held both non-current and current derivative financial instruments held at fair value of £476 million (2006 – £193 million). The increase primarily reflects fluctuations in far forward valuations on foreign exchange contracts hedging inter-company loans and deposits. Exchange movements are largely due to changes in Euro, US dollar and Yen market rates.

Trade and other receivables
Trade and other receivables of £5,495 million have increased from 2006 reflecting the impact of strengthing overseas currencies on the translation of foreign currency receivables partly offset by lower VAT recoverables.

Derivative financial instruments: liabilities
GSK held both non-current and current derivative financial instruments held at fair value of £270 million (2006 – £100 million) relating primarily to hedging exchange on translation of currency assets on consolidation. The increase again reflects the impact from Euro, US dollar and Yen currency fluctuations.

Trade and other payables
Trade and other payables amounting to £4,861 million have marginally increased from 2006 with the impact of strengthening overseas currencies on the translation of foreign currency payables partly offset by a decrease in customer return and rebate accruals.

Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £2,814 million at 31st December 2007 (2006 – £2,178 million) in respect of estimated future liabilities, of which £1,152 million related to legal and other disputes.

Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of restructuring programmes to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.

Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19. The net deficits before allowing for deferred taxation were £411 million (2006 – £1,276 million) on pension arrangements and £972 million (2006 – £1,063 million) on unfunded post-employment liabilities. The pension liabilities decreased following improvements in asset values, further special funding contributions to the UK pension funds of £285 million (2006 – £346 million to the UK and US pension schemes) and a strengthening of long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 5.0% to 5.75% . These benefits were partly offset by an improvement in mortality rates and a higher inflation assumption in the UK.

Net debt

	2007	2006
	£m	£m

Cash, cash equivalents and liquid investments	4,532	3,040
Borrowings – repayable within one year	(3,504)	(718)
Borrowings – repayable after one year	(7,067)	(4,772)

Net debt	(6,039)	(2,450)

Net debt increased by £3,589 million primarily due to the higher share repurchases and acquisition of businesses partly offset by increased cash inflows from operating activities.

Total equity
A summary of the movements in equity is set out below.

	2007	2006
	£m	£m

Total equity at beginning of year	9,648	7,570
Total recognised income and expense for the year	6,134	5,395
Dividends to shareholders	(2,793)	(2,598)
Ordinary shares issued	417	316
Ordinary shares purchased and held as Treasury shares	(3,537)	(1,348)
Ordinary shares purchased and cancelled	(213)	–
Consideration received for shares transferred by ESOP Trusts	116	151
Ordinary shares acquired by ESOP Trusts	(26)	–
Share-based incentive plans	237	226
Tax on share-based incentive plans	4	21
Changes in minority interest shareholdings	–	2
Minority interests	(77)	(87)

Total equity at end of year	9,910	9,648

At 31st December 2007, total equity had increased from £9,648 million at 31st December 2006 to £9,910 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the year, partially offset by further purchases of Treasury shares.

Share purchases
In 2007, the Employee Share Ownership Plan (ESOP) Trusts acquired £26 million of shares in GSK plc (2006 – £nil). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31st December 2007, the ESOP Trusts held 134.5 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,617 million has been deducted from other reserves. The market value of these shares was £1,721 million.

GSK repurchased £3,537 million of shares in 2007, to be held as Treasury shares and purchased a further £213 million for cancellation. In July 2007, GSK announced an increased buy-back programme to £12 billion, representing a £7.7 billion increase compared with continuation of the existing programme. This new programme is expected to be completed over a two year period including £6 billion in 2008. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31st December 2007, GSK held 504.2 million shares as Treasury shares, at a cost of £6,683 million, which has been deducted from retained earnings.

28.9 million shares have been purchased in the period 1st January 2008 to 22nd February 2008 at a cost of £323 million. All purchases were made through the publicly announced buy-back programme.

GSK Annual Report 2007	45

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources
continued

Commitments and contingent liabilities
Financial commitments are summarised in Note 39 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 31 to the financial statements, ‘Contingent liabilities’ and Note 32 to the financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits are set out in Note 28 to the financial statements, ‘Pensions and other post-employment benefits’. Amounts provided for restructuring programmes and legal, environmental and other disputes are set out in Note 29 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2007 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	10,448	3,474	370	2,195	4,409
Interest on loans	5,170	393	646	634	3,497
Finance lease obligations	123	40	61	13	9
Finance lease charges	14	5	5	3	1
Operating lease commitments	360	101	134	74	51
Intangible assets	5,730	618	745	805	3,562
Property, plant & equipment	597	459	137	1	–
Investments	65	38	27	–	–
Purchase commitments	159	72	54	24	9
Pensions	650	325	325	–	–
Other commitments	32	20	7	–	5

Total	23,348	5,545	2,511	3,749	11,543

Commitments in respect of loans and future interest payable on loans are disclosed after taking into account the effect of derivatives.

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

A number of new commitments were made in 2007 under licensing and other agreements, including arrangements with Anacor Pharmaceuticals, Inc., Oncomed Pharmaceuticals, Inc., Santaris Pharma A/S and Targacept, Inc.

In 2006, GSK formalised an agreement with the trustees of the UK pension schemes to make additional contributions of up to £325 million per year, in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits on an IAS 19 basis by that point. The table opposite shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £200 million. GSK has also committed to eliminate any future deficits that may arise over a rolling five-year period. No other commitments have been made past 31st December 2009. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	166	37	10	–	119
Other contingent liabilities	40	13	9	4	14

Total	206	50	19	4	133

In the normal course of business GSK has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.

It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 50 to 53 and Note 44 to the financial statements, ‘Legal proceedings’.

GSK uses the best advice in determining its transfer pricing methodology and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 14 to the financial statements, ‘Taxation’.

46	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources
continued

Cash flow
A summary of the consolidated cash flow statement is set out below

	2007	2006
	£m	£m

Net cash inflow from operating activities	6,161	4,357
Net cash outflow from investing activities	(3,009)	(1,521)
Net cash outflow from financing activities	(1,741)	(4,792)

Increase/(decrease) in cash and bank overdrafts	1,411	(1,956)
Exchange adjustments	48	(254)
Cash and bank overdrafts at beginning of year	1,762	3,972

Cash and bank overdrafts at end of year	3,221	1,762

Cash and bank overdrafts at end of year
comprise:
Cash and cash equivalents	3,379	2,005
Overdrafts	(158)	(243)

	3,221	1,762

The net cash inflow from operating activities after taxation paid was £6,161 million, an increase of £1,804 million over 2006, arising mainly because a gross taxation payment of $3.3 billion (£1.8 billion) under the US transfer pricing dispute settlement was made in 2006 (see Note 14 the financial statements, 'Taxation'.).

The net cash outflow from investing activities was £3,009 million, an increase of £1,488 million which reflected increased capital expenditure and the purchase of businesses, including Reliant Pharmaceuticals for £794 million and Domantis for £218 million, net of cash acquired.

Cash returned to shareholders

Free cash flow was £3,857 million, an increase of 47% over 2006, principally reflecting the impact of the US tax settlement in 2006 partly offset by higher levels of capital expenditure. Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets.

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

Reconciliation of free cash flow

	2007	2006
	£m	£m

Net cash inflow from operating activities	6,161	4,357
Purchase of non-current tangible assets	(1,516)	(1,366)
Purchase of non-current intangible assets	(627)	(224)
Disposal of non-current tangible fixed assets	35	43
Interest paid	(378)	(414)
Interest received	247	299
Dividends received from joint ventures and
associated undertaking	12	15
Dividends paid to minority interests	(77)	(87)

Free cash flow	3,857	2,623

Movements in net debt
	2007	2006
	£m	£m

Net debt at beginning of year	(2,450)	(1,237)
Increase/(decrease) in cash and
bank overdrafts	1,411	(1,956)
Cash outflow from liquid investments	39	55
Net increase in long-term loans	(3,276)	–
Net (increase in)/repayment of short-term loans	(1,632)	739
Exchange and other movements	(131)	(51)

Net debt at end of year	(6,039)	(2,450)

GSK Annual Report 2007	47

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources
continued

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

Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £2,143 million (2006 – £1,590 million). Disposals realised £44 million (2006 – £218 million). Cash payments to acquire equity investments of £186 million (2006 – £57 million) were made in the year and sales of equity investments realised £45 million (2006 – £32 million).

Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine outflows including tax and dividends, subject to the risk factors discussed on pages 50 to 53. GSK may from time to time have additional demands for finance, such as for acquisitions. It has access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.

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

Payment performance
At 31st December 2007, the average number of days’ purchases represented by trade and fixed asset creditors of the parent company was nil (2006 – nil) and in respect of the company and its UK subsidiaries in aggregate was 24 days (2006 – 24 days).

Treasury policies

GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury in GSK is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 5th October 2007.

A Treasury Management Group (TMG) chaired by the Group’s Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities. The Corporate Executive Team (CET) also review a monthly finance report which focuses on operational finance issues. The Group’s internal auditors review the treasury internal control environment regularly.

Capital management
GSK operates globally, primarily through subsidiary companies established in the markets in which the Group trades. With significant levels of patent protection the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group’s operating subsidiaries are generally cash generative.

Operating cash flow is used to fund investment in research and development of new products as well as to make the routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. In July 2007, GSK announced an increased share buy-back programme of £12 billion over the period to July 2009 which will result in substantially increased borrowings.

The Group’s policy is to borrow centrally, using a variety of capital market issues and borrowing facilities, to meet anticipated funding requirements.

These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to fund the Group’s £12 billion share buy-back programme, due to complete by July 2009.

Liquidity
The Group manages its net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under a US$10 billion commercial paper programme. At 31st December 2007, the Group also had $5 billion committed undrawn bank facilities.

The Group has a European Medium Term Note programme of £10 billion, of which £7.2 billion was in issue as at 31st December 2007, and a US Shelf Registration of $5 billion; at 31st December 2007, $2 billion (£1 billion) was in issue. The TMG monitors the cashflow forecast of GSK on a monthly basis.

The Group’s long-term borrowings mature at dates between 2008 and 2042. On 18th February 2008 GSK’s long-term Standard and Poor’s debt rating was revised from AA with negative outlook to A+ stable. At this time, Standard and Poor’s also revised GSK’s short-term rating for paper issued under the Group’s commercial paper programme from A-1+ to A-1. Moody’s Investors’ Services rate GSK as A1 with negative outlook for long-term debt and P-1 for short-term debt. There has been no change to GSK’s rating from Moody’s since 25th July 2007.

In the light of likely increased commercial paper issuance resulting from the increased share buy-back programme, GSK has increased its committed bank facilities from $900 million to $5 billion. In addition, the Group maintains substantial cash and liquid investments which amounted to £4.5 billion at 31st December 2007.

48	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial position and resources

Business review
Financial position and resources
continued

Treasury operations

The objective of treasury activity is to manage the post-tax net cost/ income of financial operations to the benefit of Group earnings. Corporate Treasury does not operate as a profit centre. GSK uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from those operations.

Derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rate and interest rates.

GSK does not hold or issue derivative financial instruments for speculative purposes and the Group’s treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Foreign exchange management
Foreign currency transaction exposure arising on normal trade flows, in respect of both external and intra-Group trade, is not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptionally foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into the originating currency.

The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings are swapped into other currencies as required for Group purposes.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant assets. The ratio of borrowings to assets is reviewed by currency on a month-by-month basis by the TMG.

Interest rate risk management
GSK’s policy on interest rate risk management requires the minimum amount of net borrowings at fixed rates to increase with the ratio of forecast interest payable to trading profit. The fixed to floating ratio is reviewed monthly by the TMG.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

Financial assets and liabilities
An analysis of net debt is given in Note 32 to the financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’.

The Group continues to benefit from strong positive cash flow from operating activities. Group net debt would have decreased significantly in the year to 31st December 2007, but for the Group’s purchase of its own shares in the market of £3.8 billion and acquisitions of approximately £1 billion.

The financial assets and liabilities at 31st December 2007 are representative of the treasury policies and strategies of GSK applied since July 2007. At that time, GSK announced a changed financial strategy, involving an increased share buy-back programme of £12 billion, which will result in substantially increased borrowings.

From July 2007 onwards, GSK tightened its criteria for holding cash equivalents and liquid investments in response to the credit crisis. GSK has suffered no loss of principal as a result of this crisis.

GSK Annual Report 2007	49

Back to Contents

REPORT OF THE DIRECTORS
Outlook and risk factors

Business review
Outlook and risk factors

Outlook

Sales growth of existing products and launches of new products are key drivers of GSK’s business. The sales growth from key products such as Seretide/Advair, vaccines, Valtrex and the high potential products, Avodart, Arixtra and Boniva is expected to continue in 2008. Sales growth is also expected from newer products Lovaza, Cervarix, Tykerb/Tyverb, Rotarix, Veramyst/Avamys and Altabax/ Altargo. Sales growth of Avandia, GSK’s product for diabetes, has been adversely impacted following publication in May 2007 of a meta-analysis.

Typically, sales of existing products decline dramatically when generic competition is introduced either on patent expiry or earlier if there is a successful challenge to the Group’s patent. In 2007, generic competitors to Coreg IR entered the US market. Several other products will become exposed to generic competition in the USA during 2008, including Wellbutrin XL 150mg, Requip IR, Lamictal IR, Paxil CR and Imitrex. GSK is engaged in legal proceedings regarding the validity and infringement of the Group’s patents relating to many of its products. These are discussed in ‘Risk factors’ below and in Note 44 to the financial statements, ‘Legal proceedings’.

GSK expects a sustained flow of new products in the next two years. Thirteen new product opportunities are currently filed with regulators; these include Promacta (USA), Rotarix (USA), Treximet (USA) and Synflorix (EU and International). GSK currently has 34 key assets in phase III development/registration.

In its published earnings guidance for 2008 GSK expects that the impact of lower Avandia sales, together with increase generic competition, will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates.

There are risks and uncertainties inherent in the business that may affect future performance including R&D projects, anticipated sales growth and expected earnings growth. These are discussed in ‘Risk factors ‘ below.

Risk factors

There are risks and uncertainties relevant to the Group’s business, financial conditions and results of operations. The factors listed below are among those that the Group thinks could cause the Group’s actual results to differ materially from expected and historical results, as could other risks and uncertainties not currently known to the Group or which the Group currently deems immaterial.

Risk that R&D will not deliver commercially successful new products
Continued development of commercially viable new products as well as the development of additional uses for existing products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales. Developing new products is a costly, lengthy and uncertain process.

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

Health authorities such as the US FDA, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety when assessing the benefit/risk balance of drugs. In light of this increased scrutiny, and other factors, there has been a reduction in the number of new drugs gaining regulatory approvals in recent years. For example, the FDA approved only 19 new drugs in 2007, the lowest single-year total since 1983.

Risk of unplanned loss of patents
Patent infringement litigation
The Group’s patents, in common with all patents, can be challenged at any time. Efforts by generic manufacturers may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group’s patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s turnover and margins would be adversely affected. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved and page 28 for a description of resolution of prior proceedings which affect the dates on which generic versions of the Group’s products may be introduced.

Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. The US launch of generic products competing with Coreg IR, Zofran, Flonase and Wellbutrin XL had a significant impact on the Group’s overall turnover and earnings for 2007.

Potential changes in intellectual property laws and regulations
Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries, including proposals that could have the effect of making prosecution of patents for new products more difficult and time-consuming or adversely affecting the exclusivity period for the Group’s products, including biological products. Should such proposals be enacted they could have an adverse impact on the Group’s future sales and results of operations.

50	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Outlook and risk factors

Business review
Outlook and risk factors
continued

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

Risk of substantial adverse outcome of litigation and government investigations
See Note 44 to the financial statements, ’Legal proceedings’, for a discussion of proceedings and governmental investigations – involving matters which if proven could give rise to civil and/or criminal liabilities – in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. The Group has made material provisions in 2005, 2006 and 2007 related to legal proceedings and investigations which reduced its earnings. The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements 'Legal proceedings'.

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

In other instances third parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding safety of pharmaceutical products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure.

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
The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. The Group cannot predict the timing or impact of competitive products or their potential impact on sales of the Group’s products. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures.

GSK Annual Report 2007	51

Back to Contents

REPORT OF THE DIRECTORS
Outlook and risk factors

Business review
Outlook and risk factors
continued

The Group had eight products with over £500 million in annual global sales in 2007. Among these products are Augmentin IR, with respect to which the Group has generic competition, and Avandia, Imitrex, Lamictal and Valtrex, with respect to which the Group’s intellectual property rights in the USA are currently the subject of litigation or settlement agreements related to such litigation. Group has had generic competition in the USA for Coreg IR, another significant product, since September 2007.

If these or any of the Group’s other major products were to become subject to a problem such as unplanned loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the adverse impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on page 28. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.

Governmental and payer controls
Pharmaceutical products are subject to price controls or pressures and other restrictions in many markets, including Japan, Germany, Spain, France and Italy. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies.

The Group cannot predict whether existing controls, pressures or restrictions will increase or new controls, pressures or restrictions will be introduced that will reduce the Group’s margins or affect adversely its ability to introduce new products profitably.

For example, in the USA, where the Group has its highest margins and the most sales for any country, pricing pressures could significantly increase as experience develops under the outpatient pharmaceutical programme covering Medicare beneficiaries that began in 2006. The private insurers through which coverage is offered, through their enormous purchasing power under the programme, could demand discounts that may implicitly create price controls on prescription drugs. Changes to the enabling legislation could afford the US government a direct role in negotiating prices under the Medicare programme. Additionally a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ programmes, including importation from other countries and bulk purchases of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which has increased with implementation of the Medicare benefit, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA.

Regulatory controls
The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Health authorities have increased their focus on safety when assessing the benefit risk/balance of drugs in the context of not only initial product approval but also in the context of approval of additional indications and review of information regarding marketed products. Stricter regulatory controls also heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and can result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.

In addition, in some cases the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety (for example, declines in sales of Avandia in 2007 following publicity around questions regarding risks associated with the product), whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may have a major impact on the marketing and sale of the product.

Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key services and materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or fines or disgorgement remedy could materially and adversely affect the Group’s financial results. For example, during resolution of FDA observations of deficiencies in manufacturing practices at the Group’s Cidra, Puerto Rico facility, as referred to in Note 44 to the financial statements, ‘Legal proceedings’, supplies of certain products manufactured at that site were curtailed or constricted which had an adverse impact on sales in 2005 and 2006.

Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.

Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 85% of the Group’s US pharmaceutical sales. At 31st December 2007 the Group had trade receivables due from these three wholesalers totalling £915 million (31st December 2006 – £1,044 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

52	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Outlook and risk factors

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

Taxation
The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the UK. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-Group debt, could increase the Group’s effective tax rate and adversely affect its financial results. The Group has open issues with the revenue authorities in the UK, the USA, Japan and Canada. These matters are discussed in Note 14 to the financial statements, ‘Taxation’.

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

Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that could materially and adversely affect the Group’s operations. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of environmental-related proceedings in which the Group is involved.

Global political and economic conditions
The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Business Review, ‘Foreign exchange management’ (see page 49). Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially affect the Group’s financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future results of operations.

Accounting standards
New or revised accounting standards, rules and interpretations promulgated from time to time by international standard setting board could result in changes to the recognition of income and expense that may adversely impact the Group’s reported financial results. International standard changes in the market valuation of certain financial instruments (such as the equity collar linked to the Group’s investment in Quest Diagnostics and impairments of equity investments) are reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the income statement in any given period. Also accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the ownership of the inventory at the balance sheet date.

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

Human resources
The Group has approximately 103,000 employees around the world and is subject to laws and regulations concerning its employees – ranging from discrimination and harassment to personal privacy to labour relations – that vary significantly from jurisdiction to jurisdiction. The Group faces intense competition for qualified individuals from other pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. Failure to continue to recruit and retain the right people and maintain a culture of compliance could have a significant adverse effect on the Group.

GSK Annual Report 2007	53

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2006

Business review
Financial review 2006

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2006 with the results for the year to 31st December 2005.

All growth rates are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic area on page 55.

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

Growth in the US market increased to 9%, representing 44% of the global prescription pharmaceutical market compared with 30% a decade earlier.

At 30th September 2006, GSK held second position in the world pharmaceutical market with a market share of 6.3%, behind Pfizer with a market share of 8%. GSK had six of the world’s top 60 pharmaceutical products. These were Avandia, Lamictal, Seretide/ Advair, Valtrex, Wellbutrin and Zofran.

World market – top five therapeutic classes	Value	% of	Growth
	£bn	total	CER%	£%

Cardiovascular	54.5	17	6	7
Central nervous system	54.0	16	7	8
Alimentary tract and metabolic	39.8	12	7	9
Anti-infectives (bacterial, viral and fungal) excluding vaccines	33.2	10	1	3
Respiratory	21.7	7	5	6

(Note: data based on 12 months to 30th September 2006.)

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The sterling growth rates may be found in the tables of pharmaceutical turnover. Total pharmaceutical turnover in 2006 was £20,078 million compared with £18,661 million in 2005, an increase of 9% CER. In sterling terms total pharmaceutical turnover increased 8%, 1% less than CER due principally to the strength of Sterling against major International currencies.

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

CNS
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

Sales of Requip, for Parkinson’s disease and Restless Legs Syndrome (RLS), grew 74% to £268 million.

54	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2006

Business review
Financial review 2006
continued

Pharmaceutical turnover by therapeutic area 2006

					Total			USA			Europe		International

Therapeutic area/	% of	2006	2005		Growth	2006		Growth	2006		Growth	2006		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	27	4,995	5,054	–	(1)	2,461	(3)	(5)	1,697	3	2	837	4	3
Seretide/Advair		3,313	3,003	11	10	1,870	13	11	1,133	10	10	310	9	10
Flixotide/Flovent		659	638	5	3	298	16	14	173	(8)	(8)	188	2	–
Serevent		291	330	(10)	(12)	86	(16)	(17)	140	(13)	(13)	65	5	(2)
Flixonase/Flonase		311	656	(52)	(53)	184	(63)	(64)	51	(15)	(15)	76	(14)	(16)

Central nervous system	17	3,642	3,219	15	13	2,588	28	26	595	(15)	(15)	459	2	(1)
Seroxat/Paxil		620	615	4	1	175	35	32	149	(20)	(20)	296	5	–
Paxil IR		448	488	(5)	(8)	19	11	6	149	(20)	(20)	280	4	(1)
Paxil CR		172	127	37	35	156	38	36	–	–	–	16	25	33
Wellbutrin		900	739	24	22	882	24	22	2	–	–	16	7	14
Wellbutrin IR, SR		102	92	12	11	89	14	11	2	–	–	11	–	10
Wellbutrin XL		798	647	25	23	793	25	23	–	–	–	5	25	25
Imigran/Imitrex		711	697	3	2	551	11	9	118	(18)	(18)	42	(12)	(14)
Lamictal		996	849	19	17	765	37	35	175	(22)	(23)	56	2	2
Requip		268	156	74	72	176	>100	>100	81	21	19	11	25	38

Anti-virals	14	2,827	2,598	10	9	1,354	7	5	855	11	11	618	16	14
HIV		1,515	1,554	(1)	(3)	700	(7)	(9)	621	3	2	194	8	7
Combivir		528	583	(9)	(9)	238	(14)	(16)	217	(4)	(4)	73	–	–
Trizivir		268	303	(11)	(12)	141	(13)	(15)	113	(7)	(8)	14	(7)	–
Epivir		202	261	(21)	(23)	69	(25)	(26)	90	(26)	(26)	43	(2)	(7)
Ziagen		117	136	(13)	(14)	48	(11)	(13)	41	(24)	(24)	28	4	4
Agenerase, Lexiva		131	112	18	17	74	7	6	48	40	37	9	14	29
Epzicom/Kivexa		241	118	>100	>100	125	49	47	97	>100	>100	19	>100	>100
Herpes		965	826	19	17	610	30	28	144	4	4	211	3	–
Valtrex		845	695	24	22	600	30	28	109	12	11	136	10	7
Zovirax		120	131	(6)	(8)	10	67	67	35	(15)	(15)	75	(7)	(11)
Zeffix		162	145	12	12	13	8	8	23	10	10	126	13	13
Relenza		91	5	>100	>100	–	–	–	62	>100	>100	29	>100	>100

Metabolic	8	1,875	1,495	27	25	1,277	30	28	252	33	33	346	12	12
Avandia		1,399	1,154	23	21	1,068	26	24	125	13	12	206	13	16
Avandamet		204	175	17	17	86	(22)	(24)	92	>100	>100	26	41	53
Avandaryl		42	–	–	–	40	–	–	–	–	–	2	–	–
Bonviva/Boniva		95	18	>100	>100	83	>100	>100	12	>100	>100	–	–	–

Vaccines	8	1,692	1,389	23	22	465	40	38	709	20	20	518	13	13
Hepatitis		479	444	9	8	161	21	18	227	2	2	91	8	10
Infanrix, Pediarix		511	431	29	28	172	20	18	281	40	39	58	12	12
Boostrix		60	29	>100	>100	41	>100	>100	15	88	88	4	67	33

Cardiovascular and urogenital	7	1,636	1,331	24	23	1,072	42	40	395	(4)	(5)	169	13	13
Coreg		779	573	38	36	773	38	36	–	–	–	6	20	20
Levitra		43	40	8	8	41	20	17	1	(75)	(75)	1	–	–
Avodart		216	129	69	67	131	>100	>100	69	25	25	16	67	78
Arixtra		58	24	>100	>100	32	>100	>100	23	>100	>100	3	>100	>100
Fraxiparine		209	211	(1)	(1)	–	–	–	179	–	–	30	(6)	(6)

Anti-bacterials	8	1,369	1,519	(9)	(10)	217	(15)	(17)	628	(12)	(13)	524	(2)	(3)
Augmentin		570	666	(14)	(14)	94	(31)	(32)	268	(15)	(15)	208	–	(1)
Zinnat/Ceftin		164	197	(16)	(17)	12	20	20	82	(27)	(27)	70	(5)	(7)

Oncology and emesis	5	1,069	1,016	7	5	836	12	10	153	(7)	(7)	80	(11)	(12)
Zofran		847	837	3	1	679	8	6	107	(14)	(14)	61	(16)	(18)
Hycamtin		113	99	15	14	72	11	9	34	26	26	7	17	17

Other	6	973	1,040	(5)	(6)	83	19	19	263	(19)	(18)	627	(1)	(3)
Zantac		232	244	(2)	(5)	72	28	24	52	(19)	(19)	108	(7)	(11)

	100	20,078	18,661	9	8	10,353	16	14	5,547	1	–	4,178	6	4

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

GSK Annual Report 2007	55

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2006

Business review
Financial review 2006
continued

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

Vaccines
Overall vaccine sales increased 23% to £1.7 billion, with good performances from all regions: US sales rose 40% to £465 million; European sales grew 20% to £709 million and sales in International were up 13% to £518 million. Key contributors were: Infanrix/ Pediarix, GSK’s combination vaccines for children, with sales up 29% to £511 million; and sales of hepatitis vaccines, which grew 9% to £479 million, benefiting from a strong US performance of Havrix, following approval last year for broader paediatric use.

Sales of new vaccines also helped drive overall sales growth. Total sales of Rotarix, for rotavirus, Boostrix, for prevention of diphtheria, tetanus and whooping cough, and influenza vaccines, Fluarix/ FluLaval, reached £274 million, up 91%. This was the first full year sales of FluLaval following the acquisition of ID Biomedical in late 2005.

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

Other therapeutic areas
Sales of Zantac fell 2% to £232 million, with declines in Europe and International partially offset by a 28% growth in the USA.

Consumer Healthcare sales
An analysis of Consumer Healthcare sales is set out in the following table:

	2006	2005	Growth
	£m	£m	CER%	£%

OTC medicines	1,496	1,437	5	4
Analgesics	380	362	7	5
Dermatological	165	161	4	2
Gastro-intestinal	252	249	2	1
Respiratory tract	172	154	12	12
Smoking control	353	336	7	5
Natural wellness support	132	133	–	(1)
Oral care	993	943	6	5
Nutritional healthcare	658	619	7	6

	3,147	2,999	6	5

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

56	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2006

Business review
Financial review 2006
continued

Operating profit
The analysis below of operating profit and subsequent discussion compares the 2006 results with 2005 results.

		2006		2005		Growth

	£m	%	£m	%	CER%	£%

Turnover	23,225	100.0	21,660	100.0	9	7

Cost of sales	(5,010)	(21.6)	(4,764)	(22.0)	6	5
Selling, general and administration	(7,257)	(31.2)	(7,250)	(33.5)	–	–
Research and development	(3,457)	(14.9)	(3,136)	(14.5)	11	10
Other operating income	307	1.3	364	1.7

Operating profit	7,808	33.6	6,874	31.7	17	14

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

Operating profit
Overall, the operating profit margin increased 1.9 percentage points as operating profit increased 14% in sterling terms to £7,808 million. Operating profit increased 17% at constant exchange rates and the margin increased 2.4 percentage points, reflecting SG&A growth below the rate of turnover growth, partially offset by higher costs related to programmes to deliver future cost savings and lower other operating income.

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

Profit before taxation
The discussion below compares the 2006 results with the 2005 results.

Net finance costs

	2006	2005
Finance income	£m	£m

Interest and other finance income	285	276
Fair value adjustments and hedges	2	(19)

	287	257

Finance costs

Interest costs	(314)	(427)
Unwinding of discount on liabilities	(36)	(25)
Fair value adjustments and hedges	(2)	1

	(352)	(451)

Finance income increased compared with 2005 predominantly due to increased income on extended credit on receivables and increased interest income due to higher US dollar interest rates. Finance costs reduced due to the refinancing of two expensive bonds in December 2005 and January 2006 as well as lower swap costs resulting from reduced interest rate differentials.

Share of after tax profits of associates and joint ventures
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.

GSK Annual Report 2007	57

Back to Contents

REPORT OF THE DIRECTORS
Financial review 2006

Business review
Financial review 2006
continued

Taxation

	2006	2005
	£m	£m

UK corporation tax	400	172
Overseas taxation	2,310	1,847

Current taxation	2,710	2,019
Deferred taxation	(409)	(103)

Total	2,301	1,916

The charge for taxation on profit amounting to £2,301 million, represented an effective tax rate of 29.5% (2005 – 28.5%) . The Group balance sheet at 31st December 2006 included a tax payable liability of £621 million and a tax recoverable asset of £186 million.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. Resolution of such issues is a continuing fact of life for GSK. The Group had significant open issues with the revenue authorities in the USA, UK, Japan and Canada. On 11th September 2006 GSK and the US Internal Revenue Service agreed to a resolution of their dispute.

Profit for the year
	2006		2005			Growth
	£m		£m		CER%	£%

Profit after taxation for the year	5,498		4,816		17	14

Profit attributable to shareholders	5,389		4,689		18	15
Earnings per share (pence)	95.5	p	82.6	p	19	16
Earnings per ADS (US$)	$3.53		$3.00
Weighted average number of shares (millions)	5,643		5,674

Diluted earnings per share (pence)	94.5	p	82.0	p
Diluted earnings per ADS (US$)	$3.50		$2.98
Weighted average number of shares (millions)
	5,700		5,720

Profit for the year was £5,498 million, an increase of 17% (14% in sterling terms). Profit attributable to minority interests was £109 million and profit attributable to shareholders was £5,389 million, an increase of 18% (15% in sterling terms). The interest cost of the share buy-back adversely impacted the Group’s earnings but benefits Earnings per share (EPS). EPS increased 19%, reflecting higher profits and also the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. At actual rates of exchange, earnings per share increased 16%. The unfavourable currency impact on EPS of three percentage points reflected a strengthening of Sterling against other major currencies and compared with a two percentage point unfavourable currency impact on turnover.

58	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance

The corporate governance section discusses GlaxoSmithKline’s management structures and governance procedures.

It contains the company’s reporting disclosures on corporate governance required by the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code), including the required statement of compliance.

The section also contains the company’s reports on compliance with the US laws and regulations that apply to it.

The Board	60
Corporate Executive Team	61
Governance and policy	62
Dialogue with shareholders	64
Share capital and control	64
Donations to Political Organisations and EU Political Expenditure	65
Annual General Meeting	65
Internal control framework	66
Committee reports	67
The Combined Code	69
US law and regulation	69

GSK Annual Report 2007	59

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

The Board

Sir Christopher Gent (Aged 59)
Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc., a Non-Executive Director of Ferrari S.p.A., a member of KPMG’s Chairman’s Advisory Group, a Senior Adviser at Bain & Co. and a member of the Advisory Board of Reform.

Dr Jean-Pierre Garnier (Aged 60)
Appointed on 23rd May 2000. Retiring on 21st May 2008. Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Overseers of the Weill Cornell Medical College.

Andrew Witty (Aged 43)
Appointed on 31st January 2008. CEO Designate. He will succeed Dr Garnier on 21st May 2008. Mr Witty joined the Group in 1985 and has held senior positions in Asia, Africa, Europe and the USA. In January 2003 he was appointed President, Pharmaceuticals Europe. He has served as a board member of the Singapore Economic Development Board. He is a member of the INSEAD UK Council, a Director of the Office for Strategic Coordination of Health Research, sits on the Imperial College Commercialisation Advisory Board and is a member of the Health Innovation Council in the UK.

Professor Sir Roy Anderson (Aged 60)
Appointed on 1st October 2007. Non-Executive Director. Professor Anderson is the Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London and until September 2007, was the Chief Scientific Adviser at the Ministry of Defence in the UK. He will become Rector of Imperial College in July 2008.

Dr Stephanie Burns (Aged 53)
Appointed on 12th February 2007. Non-Executive Director. Dr Burns is Chairman, President and Chief Executive Officer of Dow Corning Corporation. She is also a member of the American Chemical Society and sits on the Executive Committee of the Society of Chemical Industry, America Section, serves on the Board of Directors of the American Chemistry Council, and on the Board of Directors for the Society for Women’s Health Research. Dr Burns holds a PhD in organic chemistry from Iowa State University.

Lawrence Culp (Aged 44)
Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 58)
Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 54)
Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001 he was appointed Senior Vice President, Operations Controller. Prior to joining the Group he held senior finance roles at Grand Metropolitan.

Sir Deryck Maughan (Aged 60)
Appointed on 1st June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc and BlackRock Inc.

Dr Daniel Podolsky (Aged 54)
Appointed on 1st July 2006. Non-Executive Director. Dr Podolsky is Mallinckrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare System. He is also Chairman of the Board and Scientific Co-Founder of the GI Company.

Sir Ian Prosser (Aged 64)
Appointed on 23rd May 2000. Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Deputy Chairman of BP plc, a Non-Executive Director of Sara Lee Corporation and a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 69)
Appointed on 23rd May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc, a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation and of the Supervisory Board of SICK AG.

Dr Moncef Slaoui (Aged 48)
Appointed on 17th May 2006. Chairman, Research & Development. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Tom de Swaan (Aged 61)
Appointed on 1st January 2006. Non-Executive Director. Mr de Swaan was a member of the Managing Board and Chief Financial Officer of ABN AMRO until January 2006. He is a member of the Board of Directors of Zurich Financial Services and Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold, a member of the Supervisory Boards of Royal DSM and of Corporate Express, and Vice Chairman of the Supervisory Board of VanLanschot Bankiers.

Christopher Viehbacher (Aged 47)
Appointed on 31st January 2008. President, US Pharmaceuticals. Mr Viehbacher joined the Group in 1988 and has held a variety of senior positions in Europe and Canada. He was appointed President, US Pharmaceuticals in January 2003. He served on the European Commission approved G10 working group to restore the competitiveness of the EU Pharmaceutical industry. He is a board member of PhRMA, the CEO Roundtable on Cancer and Research!America.

Sir Robert Wilson (Aged 64)
Appointed on 1st November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and The Economist Group and was previously Executive Chairman of Rio Tinto.

Details of membership of the Board Committees may be found on page 63.

60	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

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

Andrew Witty
CEO Designate
Mr Witty was appointed CEO Designate in October 2007, and will succeed JP Garnier as CEO May 2008. He joined Glaxo in 1985. During his career with the company he has held the roles of Vice President and General Manager, Marketing for Glaxo Wellcome Inc., in the US, and Senior Vice President, Asia Pacific. He was appointed President, Pharmaceuticals Europe for GlaxoSmithKline in January 2003.

Rupert Bondy
Senior Vice President and General Counsel
Mr Bondy is responsible for legal matters across the Group, together with environment, health and safety issues and security. He was a lawyer in private practice before joining SmithKline Beecham. He will leave GSK in March 2008.

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

Eddie Gray
President, Pharmaceuticals Europe
Mr Gray became responsible for the Group’s operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.

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

Bill Louv
Chief Information Officer
Mr Louv succeeded Dr Calhoun as Chief Information Officer in January 2007. He is responsible for information technology, a global function that enables key business processes across all parts of the Group. He joined the Group in 1994 and has held a number of increasingly senior roles in IT, including for US Pharmaceuticals and GSK’s R&D functions.

Dan Phelan
Senior Vice President, Human Resources
Mr Phelan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981.

David Pulman
President, Global Manufacturing and Supply
Dr Pulman is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He trained as a microbiologist and joined Glaxo in 1978. He has broad experience of manufacturing operations having previously led the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.

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

Other members
Dr Calhoun retired as Chief Information Officer on 31st January 2007. Mr Stout left the Group in February 2008. Mr Ingram continues to act as a special consultant to the Group and attends CET meetings in that capacity.

GSK Annual Report 2007	61

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

Governance and policy

The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ on page 60.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The Chief Executive Officer (CEO) is responsible for executive management of the Group and is assisted by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Corporate Executive Team’ (page 61).

The Board comprises five Executive and eleven Non-Executive Directors. The Board considers all its Non-Executive Directors to be independent in character and judgement. Dr Schmitz has served on the Board for more than nine years, having been appointed to the Board of Glaxo Wellcome plc on 1st January 1997. During consideration of the Annual Review of Board effectiveness at its meeting in December 2007, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, Dr Schmitz continued to demonstrate the characteristics of independence, such as objectively challenging management and taking part in rigorous debate, while at the same time possessing an outstanding knowledge of the company’s business and affairs, together with his experience gained as Chairman of the Audit Committee. In a long cycle investment business, such as GSK, it was considered to be particularly important to have experienced members on the Board. When Sir Christopher Gent was appointed to the Board as Deputy Chairman, he was determined by the Board to be independent. Upon taking up the chairmanship of the Board on 1st January 2005, in accordance with the Combined Code, he was excluded from the determination of whether at least half the Board are independent Non-Executive Directors. Sir Christopher Gent did not hold a position on a Board Committee where independence was required under the Combined Code. He has however been appointed a member of the Remuneration Committee effective 1st January 2007 following the recent change to the Combined Code.

The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.

At the date of publication and throughout 2007, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.

Sir Christopher Gent succeeded Sir Christopher Hogg on 1st January 2005 and chaired the company throughout 2007. Dr Garnier is the CEO. He will retire from the Board at the end of the AGM on 21st May 2008 and Mr Andrew Witty will succeed him as CEO. Mr Witty’s biographical details can be found on page 60. Mr Witty was appointed to the Board on 31st January 2008. The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the company’s website.

Sir Ian Prosser was appointed Senior Independent Director (SID) on 1st January 2005 and held this role throughout 2007.

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

The Board has overall responsibility for succession planning for the CEO and the other Executive Directors. The Board has given the CEO broad authority to operate the business of the Group, and the CEO is accountable for, and reports to the Board on the performance of the business.

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

The Board met six times in 2007, with each member attending as follows:

	Number of meetings	Number of
Name	held whilst a Board member	meetings attended

Sir Christopher Gent	6	6
Dr JP Garnier	6	6
Mr J Heslop	6	6
Dr M Slaoui	6	6
Professor Sir Roy Anderson*	2	2
Dr S Burns*	5	5
Mr L Culp	6	6
Sir Crispin Davis	6	6
Sir Deryck Maughan	6	6
Dr D Podolsky	6	6
Sir Ian Prosser	6	6
Dr R Schmitz	6	6
Mr T de Swaan	6	6
Sir Robert Wilson	6	6

*	Professor Anderson joined the Board on 1st October 2007 and Dr Burns joined on 12th February 2007.

In addition to the 6 scheduled meetings, the Board also met on a quorate basis on 3 occasions.

62	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

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

Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) are in force for the benefit of the Directors and former Directors who held office during 2007.

Company Secretary
The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell, who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is secretary to all of the Board Committees.

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

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	M	C	C
Professor Sir Roy Anderson	–	–	–	–
Dr S Burns	–	–	–	M
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Dr D Podolsky	M	–	–	M
Sir Ian Prosser	M	–	M	M
Dr R Schmitz	M	M	M	–
Mr T de Swaan	C	–	–	M
Sir Robert Wilson	M	C	–	–

Key: C = Chairman M = Member

The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Corporate Governance section of the company’s website.

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal controls, the management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary. The Audit Committee Report is on pages 67 to 68.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors, together with the Chairman, in accordance with the Combined Code. It meets at least four times a year and otherwise as necessary. Information on the remuneration of Directors is given in the Remuneration Report on pages 71 to 86.

The Chairman of the company and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of the Non-Executive Directors.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary. The Nominations Committee Report is given on pages 68 to 69.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation and for the oversight of reputation and the views of external stakeholders. The Committee is also responsible for governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary. The Corporate Responsibility Committee Report is given on page 69.

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

Evaluation of the Board, Board Committees and Directors
The performance evaluation of the Chairman, the Board, its Committees and Directors during 2007 was undertaken by the SID and implemented in collaboration with the Committee Chairmen, with the support of the Company Secretary. The Board considered the review conclusions at its meeting in December 2007 and agreed a number of minor improvements to its procedures and operating methodology.

The Audit Committee Chairman undertook the review of the Audit Committee for 2007, building on the work undertaken by an external consultant’s review of the Committee in 2006.

GSK Annual Report 2007	63

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

Dialogue with shareholders

Financial results are announced quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The full-year results are included in the company’s Annual Report and Annual Review, which are published for shareholders. In 2007, the company’s half-year results were published in a national newspaper shortly after release. The CEO and CFO give presentations on the full-year results to institutional investors, analysts and the media.

There are webcast teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. The Annual Report, Annual Review and quarterly results are available on the company’s website.

The Annual General Meeting (AGM) takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. The entire Board was in attendance at the company’s AGM in May 2007. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2008 AGM are set out in the section ‘Annual General Meeting’ (see page 65) and the Notice of AGM is published on the company’s website.

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

Share capital and control

Details of the company’s authorised and issued share capital and the number of shares held in Treasury, as at 31st December 2007, can be found in Note 33 to the financial statements, ‘Share capital and share premium account’. GSK’s shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange in the form of American Depositary shares (ADSs). Each ADS represents two Ordinary shares.

The holders of Ordinary shares are entitled to receive dividends, when declared, the company’s reports and accounts, to attend and speak at General Meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on transfer, or limitations on the holding of Ordinary shares and no requirements to obtain prior approval to any transfers. No Ordinary shares carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through GSK share schemes and plans rank equally with the other shares in issue and have no special rights. The trustees of the company’s Employee Share Ownership Plan (ESOP) trusts have waived their rights to dividends on shares held by the ESOP trusts.

Change of control
The company is not party to any significant agreements that would take effect, alter or terminate upon a change of control following a takeover bid.

The company does not have agreements with any Director or Officer that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover.

Interests in voting rights
Other than as stated below, as far as the company is aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Services and Authority’s (FSA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service and on the company’s website.

At 22nd February 2008, the company had received notifications in accordance with the FSA’s DTRs of the following notifiable interests, in the voting rights in the company’s issued share capital:

	No. of	Percentage of issued
	shares	capital (%)	*

Legal & General Management
Limited	289,799,780	5.29
Barclays PLC	199,225,616	3.63

*	Percentage of Ordinary shares in issue, excluding Treasury shares as at 22nd February 2008.

The Bank of New York Mellon is the Depositary for the company’s ADRs, which are listed on the New York Stock Exchange. Ordinary shares representing the company’s ADR program, which are managed by the Depositary, are registered in the name of BNY (Nominees) Limited. Details of the number of Ordinary shares held by the Depositary can be found on page 170.

The company has not acquired or disposed of any interests in its own shares, other than in connection with the company’s share buy-back programme. Details of the shares purchased, cancelled and held in Treasury are disclosed in Note 33 to the financial statements, ‘Share capital and share premium account’.

64	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

Directors and Officers
The interests of Directors and Officers and their connected persons in the issued share capital of the company are given in the Remuneration Report (pages 71 to 86).

The rules about the appointment and replacement of directors are contained in the company’s Articles of Association. The company’s Articles must be approved by shareholders in accordance with the legislation in force from time to time.

The Articles provide that directors may be appointed by an ordinary resolution of the members or by a resolution of the directors, provided that, in the latter instance, a director appointed in this way retires at the first AGM following his appointment.

The Articles also provide that at every AGM at least one third of the directors retire by rotation, and detail the circumstances in which and how they may be re-elected. The company’s members may remove a director by passing an ordinary resolution of which special notice has been given. A director may automatically cease to be a director if (i) a bankrupcy order is made against him, (ii) he makes an arrangement or composition with his creditors or applies for an interim order in connection with a voluntary arrangement, (iii) he is suffering from a mental disorder, (iv) he has missed directors’ meetings for a continuous period of six months without permission and the other directors resolve that he shall cease to be a director, (v) he is prohibited from being a director by law, (vi) he resigns, (vii) he offers to resign and the other directors accept that offer, or (viii) at least three other directors require him to resign.

The company’s articles may be amended by a special resolution of the members.

The powers of the directors are determined by UK legislation and the company’s Memorandum and Articles of Association, available on GSK’s website. As provided in those Articles, the directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members. The directors have been authorised to issue and allot Ordinary shares, pursuant to Articles 9-15 and have authority to make market purchases of shares pursuant to Article 8. The powers under Articles 8, and 10-13 are referred to shareholders at the AGM for renewal. Shareholders are also requested to renew the directors’ power to make market purchases of shares at each AGM. Any shares purchased may be cancelled or held as Treasury shares.

Share buy-back programme
The company has repurchased £11.6 billion of its own shares for cancellation or to be held as Treasury shares, of which £3.8 billion was spent in 2007.

In July 2007, a programme totalling £12 billion of share repurchases over two years commenced. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the company’s AGM in 2007.

In May 2007, the company was authorised to purchase a maximum of 575 million shares. Details of shares purchased, those held as Treasury shares and those cancelled are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.

The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Donations to EU political organisations and EU political expenditure

At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. Although the company does not make and does not intend to make such payments or donations to EU political parties, within the normal meaning of that expression, the definition in the legislation of ’EU Political Organisation’ is wide. It may extend to bodies, which the company and its subsidiaries might wish to support including those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. No donations were made to EU political organisations during 2007. The Group made donations to non-EU political organisations totalling £276,000 during 2007 (£319,000 in 2006).

Donations of £249,000 (£290,000 in 2006) were made in the USA, £27,000 (£27,000 in 2006) in Canada and £nil (£2,000 in 2006) in Australia. The USA is the largest recipient of political donations, and this reflects the US political system, where candidates are sponsored solely by donations from individuals, NGOs, companies and other parties.

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

There is also a GSK Political Action Committee (PAC) in the USA which gives political donations. PAC’s are employee organisations which allow employees to contribute to a fund for political donations. Employees decide upon the recipients of the PAC donations. In 2007, a total of £522,172 (£735,600 in 2006) was donated to political organisations by the GSK PAC.

Annual General Meeting

The AGM will be held at 2.30pm on Wednesday, 21st May 2008 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:

•	Receiving and adopting GlaxoSmithKline’s 2007 Annual Report

•	Approving the 2007 Remuneration Report

The Remuneration Report on pages 71 to 86 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 2006 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

GSK Annual Report 2007	65

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

•	Retirement, election and re-election of Directors
Mr Witty, Mr Viehbacher and Professor Sir Roy Anderson have been appointed Directors since the 2007 AGM and will offer themselves for election to the Board. Sir Christopher Gent, Sir Ian Prosser and Dr Schmitz will each retire and offer themselves for re-election to the Board under article 93 of the company’s Articles of Association. Dr Garnier will also be retiring by rotation but will not be seeking re-appointment as he will be retiring from the Board after the conclusion of the AGM.

•	Re-appointment and remuneration of Auditors
Resolutions will be proposed to re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

•	Special business
The company will seek authority to:

• make donations to EU political organisations and incur EU political expenditure, each capped at £50,000

• allot Ordinary Shares in the company

• give the Directors authority to disapply pre-emption rights when allotting new Shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital

• adopt new Articles of Association to reflect the changes introduced by the new Companies Act 2006.

Shareholders are entitled to appoint one or more proxies to attend the AGM, and to speak and vote on their behalf.

Details on how to appoint or be appointed a corporate representative or proxy can be found on page 171. The Notice of AGM will be published on the company’s website.

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects. The structure of accountability and audit operated in GSK is as follows.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee, which receives reports from those individuals identified in the Committee’s Report on pages 67 to 69. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared with the budget. Forecasts are prepared regularly during the year.

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

The ROCC meets on a regular basis to review and assess significant risks and their mitigation plans and provide oversight of internal controls to ensure compliance with applicable laws, regulations and internal GSK policies. The ROCC, responding to the Group policy referred to above, has provided the business units with a framework for risk management and upward reporting of significant risks. Mitigation planning and identification of a manager with overall responsibility for management of any given risk is a requirement.

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

The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct or non-compliance with law or regulation by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels and effective compliance systems.

66	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

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

Areas of potentially significant risk
For details of risks affecting the Group, see ‘Risk factors’ on pages 50 to 53 and Note 44 to the financial statements, ‘Legal proceedings’.

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

The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board. The process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee.

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

Committee members, with the exception of Dr Podolsky, bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities. Dr Podolsky’s background as a world-renowned researcher enables him to bring scientific expertise to the Committee’s deliberations.

Mr de Swaan joined the Board and the Committee with effect from 1st January 2006. He succeeded Dr Schmitz as Chairman of the Committee with effect from September 2006. When appointing Mr de Swaan to the Committee, the Board determined that he had recent and relevant financial experience, in accordance with the Combined Code. In coming to this conclusion, the Board paid particular attention to Mr de Swaan’s role as Chief Financial Officer of ABN AMRO, from which he retired on 31st December 2005. The Board also considers Mr de Swaan to be an Audit Committee Financial Expert, as defined by Sarbanes-Oxley.

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

Dr Schmitz was the Chairman of the Committee from April 2001 until September 2006. Prior to his appointment as a Non-Executive Director of the company, he was a Non-Executive Director of Glaxo Wellcome plc, where he served on the Audit Committee. Dr Schmitz has also been a member of the Executive Board of Directors of Deutsche Bank AG. He retired from the Board in 2000 having been in charge of investment banking. Dr Schmitz was formerly a member of the Executive Board of Directors of BASF from 1980 to 1990, including CFO from 1985 to 1990. He holds an MBA from Insead.

Sir Robert Wilson began his professional career as an economist. He is Chairman of BG Group plc. He held senior management positions at Rio Tinto plc culminating in his appointment as Executive Chairman, from which he retired in 2003.

Dr Podolsky was appointed to the Committee with effect from 1st January 2007. He is a world-renowned researcher who has advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders. He is Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare system. His background enables him to bring scientific rather than financial or accounting expertise to the Committee’s deliberations.

The Committee is supported by the Company Secretary, who attends the Committee’s meetings and is also the Corporate Compliance Officer. It has available to it financial resources to take independent professional advice when considered necessary. Meetings of the Committee are attended by the Chairman, CEO, CFO, General Counsel, Head of Global Internal Audit (GIA) and the external auditors.

GSK Annual Report 2007	67

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

In 2007, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

•	the external auditors reported to the Committee on all critical accounting policies, significant judgements and practices used by the company, alternative accounting treatments which had been discussed with management and the resultant conclusion by the external auditors, material written communications with management and any restrictions on access to information

•	the CFO reported on the financial performance of the company and on technical financial and accounting matters

•	the General Counsel reported on material litigation

•	the Company Secretary and the Corporate Compliance Officer reported on corporate governance and on the activities undertaken by the ROCC

•	the Heads of each of the Group’s compliance and audit groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

•	the Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to their release by the Board.

The Audit Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2007, the Committee met both collectively and separately with the external auditors and the Head of GIA, and the Corporate Compliance Officer without members of management being present.

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

The external auditors and management report regularly to the Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed. The Committee may also pre-approve additional services on a case-by-case basis. Expenditure on audit and non-audit services is set out in Note 9 to the financial statements, ‘Operating profit’.

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

The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2007.

The Committee met in full session six times in 2007 and five times on a quorate basis. Each full session was attended by all members except Sir Deryck Maughan, who was unable to attend one meeting.

Nominations Committee Report
The Nominations Committee’s terms of reference include responsibility for proposing the appointment of Board and Committee members. During 2007, the Committee’s main focus was on the selection of a new CEO to succeed Dr Garnier. Sir Robert Wilson, Mr de Swaan and Mr Culp attended the Committee’s meetings for the purpose of considering Dr Garnier’s successor. In implementing its process to select the new CEO, the Committee took external advice from an executive search company, which conducted a search to identify potential external candidates, in addition to the internal candidates already identified. A further executive search company was used to conduct a 360 degrees analysis of the candidates.

The Chairman conducted interviews with a number of key individuals both within and outside the company to gain their perspectives on the candidates. In addition, Dr Garnier provided the Committee with his analysis of the candidates.

After considering the Chairman and CEO’s feedback, the external advice and benchmarking, the Committee concluded by making a recommendation to the Board that Mr Witty should be appointed the Company’s next CEO.

The Committee also made recommendations to the Board on the appointment of Dr Burns as a Non-Executive Director, Professor Sir Roy Anderson as a Non-Executive Director and Scientific/Medical expert and the appointment of Mr Viehbacher as an Executive Director.

68	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

Following recommendations by the Committee, Dr Stephanie Burns was appointed as a Non-Executive Director in February 2007 and Professor Sir Roy Anderson in October 2007. Professor Sir Roy Anderson has been appointed as one of the Board’s Scientific/Medical experts.

When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. During 2007, particular focus was placed upon recruiting a Non-Executive with scientific and medical expertise and a Non-Executive with CEO experience from the USA. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees are provided to the Committee and candidates are short-listed for interview after considering their relevant qualifications.

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

At the end of 2006 the Committee recommended the appointment of Dr Podolsky to the Audit Committee and the appointment of Sir Christopher Gent to the Remuneration Committee both with effect from 1st January 2007.

The Committee also recommended the appointment of Dr Burns to the Corporate Responsibility Committee in December 2007.

The Committee met three times during 2007. All members were present at the full meetings, except Dr Schmitz who was unable to attend one meeting.

Remuneration Report
The Remuneration Report can be found on pages 71 to 86.

Corporate Responsibility Committee Report
The main responsibilities of the Corporate Responsibility Committee are to review GSK’s policies and practices in anticipating and managing external issues that have the potential to impact seriously the Group’s business and reputation. The Committee has terms of reference, which have been approved by the Board and are published on the GSK’s website.

The Committee meets three times a year and has a rolling agenda that ensures that progress on meeting GSK’s Corporate Responsibility Principles is reviewed on an appropriate basis. Four Principles – access to medicines, standards of ethical conduct, research and innovation and global community partnerships – are reviewed annually. Other Principles are discussed at least once every two years. The Committee also reviews and approves the annual Corporate Responsibility Report. The Committee receives regular reports from the members of the CET and senior managers, which cover the key corporate responsibility areas for GSK.

The Committee members have been selected for the relevant expertise that they may contribute to the Committee’s activities. The Committee members are Sir Christopher Gent (Chairman), Dr Burns, Sir Ian Prosser, Dr Podolsky and Mr de Swaan. The Committee is supported by the Company Secretary, who attends the Committee’s meetings. The CEO, General Counsel, Senior Vice President of Corporate Communications and Community Partnerships and the Head of Corporate Responsibility also attend the meetings. The Chairman reports to the Board on the Committee’s activities.

During the year the Committee reviewed GSK’s activity in a number of responsibility areas including access to medicines, community partnerships, reputation management, human rights in the supply chain, efficiency of manufacturing processes, climate change, the risk management processes in R&D, transparency of clinical trial data, informed consent procedures for clinical trials, financial interactions with health care professionals, animal research and testing, ethics and compliance initiatives, policy violations and discipline, use of social media tools and employment practices.

The Committee met three times during 2007. Each meeting was attended by all Committee members.

GSK’s Corporate Responsibility Report can be accessed on the website.

The Combined Code

Throughout 2007, the company complied with the Code provisions of the Combined Code, except as follows:

•	B.1.1 – In designing schemes of performance-related remuneration, the Remuneration Committee should follow the provisions in Schedule A to the Code. Item 6 of Schedule A states that, in general, only basic salary should be pensionable. The company’s position is explained in the Remuneration Report on pages 71 to 86.

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

GSK Annual Report 2007	69

Back to Contents

REPORT OF THE DIRECTORS
Corporate governance

Corporate governance
continued

External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2007, the Committee met nine times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit Committee is an audit committee financial expert. For an explanation and details of the basis for the Board’s judgement on this matter, refer to page 67. Additional disclosure requirements arise under Section 302 and Section 404 in respect of disclosure controls and procedures, and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports
Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F

•	based on their knowledge, it contains no material misstatements or omissions

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

•	they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit Committee, all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2007.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

The CEO and CFO completed these certifications on 29th February 2008.

Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

•	Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission

•	Management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2007 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group's internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2007, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 89.

70	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

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

GSK Annual Report 2007	71

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report

Introduction

The Remuneration Committee (or Committee) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executives.

GlaxoSmithKline’s remuneration policy is designed to establish a framework for remuneration that is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with UK shareholder guidelines. As at 31st December 2007, the company was the second largest pharmaceutical company in the world by revenue, with operations on five continents with products sold in over 140 countries and with approximately 50% of sales being generated in the USA.

The appropriateness of GSK’s remuneration policy is kept under review by the Remuneration Committee and, as part of this ongoing commitment, the Committee has commenced a process to reassess the remuneration policy to ensure that it continues to support the future direction of the business. The company has announced the appointment of its new CEO, effective May 2008. A dialogue has begun, with the purpose of reviewing the alignment of the remuneration structure with the new business priorities set by the new CEO. This may lead to changes being considered over the coming year. The Chairman of the Committee continues to have regular dialogue with institutional investors regarding GSK’s remuneration policy and any material changes to the policy will be discussed with major shareholders and disclosed in the 2008 Remuneration Report. The remainder of this report sets out GSK’s current remuneration policy.

Remuneration Committee
Sir Robert Wilson has been Chairman of the Committee since 17th May 2004. Sir Crispin Davis, Mr Culp, Sir Christopher Gent and Dr Schmitz were members of the Committee throughout 2007. The Board deemed all of the members of the Committee to be independent Non-Executive Directors in accordance with the Combined Code with the exception of the Chairman of the company Sir Christopher Gent, who was independent on appointment to the company.

The Committee met four times during 2007 with each member attending as follows:

	Number of meetings	Number of meetings
	held whilst a	attended by
Name	Committee member	Committee member

Sir Robert Wilson	4	4
Mr L Culp	4	4
Sir Crispin Davis	4	4
Sir Christopher Gent	4	4
Dr R Schmitz	4	4

At these meetings, amongst other items, the Committee considered the terms of service and remuneration levels for new Executive appointments and the competitiveness of the company’s total reward package, including the level of annual and long-term incentive opportunity.

The policy aspects were discussed by the Chairman and the Chairman of the Committee at their annual meetings with institutional investors.

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

Deloitte & Touche LLP (Deloitte) has been appointed by the Committee to provide it with independent advice on executive remuneration.

Deloitte provided other consulting services to GSK during the year, but did not provide advice on executive remuneration matters other than to the Committee.

Towers Perrin provided market data and data analysis to the Committee.

Remuneration policy

Principles
The remuneration policy for GSK is designed to secure outstanding executive talent, and to provide pay for performance and only for performance, within a transparent and robust governance structure.

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

72	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Commitment
The Committee will apply this policy in a consistent and transparent way. Any significant changes in the measures used to assess performance will be discussed with shareholders. In the use of comparators for pay benchmarking, the Committee will use its discretion to ensure that remuneration levels are reasonable, and if it believes that changes may cause concern amongst shareholders, the position will be discussed with shareholders prior to implementation.

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market
		Capitalisation
Company	Country	31.12.07
		£m

Abbott Laboratories	USA	45,822
Amgen	USA	25,322
AstraZeneca	UK	32,549
Bristol-Myers Squibb	USA	26,486
Eli Lilly	USA	31,955
GlaxoSmithKline	UK	70,452
Johnson & Johnson	USA	96,264
Merck	USA	63,509
Novartis	Switzerland	74,112
Pfizer	USA	80,550
Roche Holdings	Switzerland	63,543
Sanofi-Aventis	France	65,724
Schering-Plough	USA	21,854
Takeda Pharmaceutical Company*	Japan	25,196
Wyeth	USA	31,944

* only included for performance comparison.

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

Valuation method
The projected value method is used to benchmark total remuneration. This method projects the future value of the remuneration package under different performance scenarios. This method, taken together with an assessment of the pay comparator group’s incentive policies over several years, moderates the impact of market fluctuations in the short term and strengthens the focus on performance.

The Committee uses the projected value method for pay benchmarking purposes as it enables a comparison of packages with different structural characteristics and provides an insight into the value gearing of different equity instruments.

Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and long-term incentive) elements of remuneration changes with performance. The chart below shows the anticipated normal range of the mix between fixed and variable pay at different levels of performance for Mr Heslop and Dr Slaoui. In some years, the ranges may be higher or lower, depending on the performance of the company and the individual.

Base salary
Base salaries are set by reference to the median for the relevant market. For Executives, this is the pharmaceutical pay comparator group. Actual salary levels are reviewed annually and are influenced by an Executive’s experience, responsibility and market value. Any changes usually take effect from 1st April.

The table below sets out current base salaries and those that will take effect in April 2008.

	Base salary from	Percentage	Base salary from
	1st April 2007	increase	1st April 2008

Dr JP Garnier*	$1,834,000	–	$1,834,000
Mr J Heslop**	£450,000	7.8%	£485,000
Dr M Slaoui**	$725,000	13.8%	$825,000

*	Dr Garnier will retire from the Board on 21st May 2008.

**	These base salary increases reflect the Committee’s assessment of performance in their respective roles since appointment.

Mr Witty and Mr Viehbacher were both appointed to the Board with effect from 31st January 2008. Their salaries at that time were £550,000 and $800,000 respectively.

GSK Annual Report 2007	73

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Business review
Remuneration Report
continued

Annual bonus
All annual cash bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and Group achievements against objectives. No bonus is payable if financial performance is less than 96% of the target. The maximum annual cash bonus that Executives can earn based solely on corporate performance is approximately two-thirds of the maximum bonus opportunity. The individual performance against objectives can increase or decrease the bonus level by a factor which can range from zero to 1.5. Bonuses are subject to upper limits which, for the Executives other than the CEO, range between 100% and 200% of base salary. The CEO’s maximum bonus opportunity is 200%.

The aim of the remuneration policy is to deliver annual cash remuneration in line with the median of the pay comparator group for on-target business performance.

In the case of the CEO, the bonus targets are set by the Board. In setting the objectives for the CEO, the Board takes into account the strategies that have been developed by the company, which are set out on page 10 of the Annual Report.

For reasons of commercial sensitivity, the specific objectives set against the strategic business drivers, as set out on page 10, are kept confidential. Following the end of the financial year, the Board reviews the CEO’s performance generally and against the set objectives, and the Committee then determines the bonus payable. For the other Executives, the CEO makes recommendations to the Committee regarding the performance level achieved against objectives. These recommendations are then considered by the Committee to determine the resultant bonus.

The objectives set for 2007 focused in particular on the continued development and launch of late-stage pipeline assets, delivery of commercial plans and acceleration of operational excellence programmes.

Bonus measures for R&D employees, including Dr Slaoui, are linked to the pipeline. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance as well as profit targets. The Committee reviewed the new arrangements following the first year of implementation and agreed that it should continue as established.

The Committee took into account the company’s success in achieving the above objectives, as well as individual Executives’ performance, when determining the bonus awards for 2007.

Looking forward, in order to drive the necessary changes through the business, the Committee may set additional targets with associated bonuses for the achievement of specific operational goals. Any incremental bonus will be in the form of GSK shares deferred for a period and will not exceed 100% of salary.

Long-term incentives
Executives are eligible for annual long-term incentive (LTI) awards, and the remuneration policy provides that these will normally be made up of a performance share award and a share option award.

The Committee considers that performance shares provide a stronger alignment to shareholder interests, and therefore the remuneration policy places greater emphasis on the use of performance shares. LTI awards are determined such that for on-target performance more than half of the LTI reward should be derived from performance shares.

The annual grant of LTI awards using more than one plan is consistent with the practice of the pay comparator group and other leading UK companies. LTI awards for the CET are provided on the same basis as the Executive Directors. The level of the annual LTI opportunity is considered carefully year-on-year by the Committee in the context of market practice and GSK’s policy on market positioning. The performance period starts on 1st January of the year of award (i.e. 1st January 2008 for awards made in February 2008).

Performance shares and share options are delivered to US resident executives in the form of ADSs. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers, the National Association of Pension Funds and other shareholder representative bodies. Current estimated dilution from existing awards under all GSK employee share schemes made since the merger is approximately 6.4% of the company’s share capital at 31st December 2007.

a) Performance shares
For the Executives, the level of performance shares vesting is based on the company’s Total Shareholder Return (TSR) relative to the performance comparator group (see page 73) over a three-year measurement period. TSR was chosen as the most appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance and allows comparison between companies operating in different countries.

TSR is measured in Sterling over the performance period and represents the change in the value of a share together with the value of reinvested dividends paid. In order to remove the impact of the varying tax treatments of dividends in different jurisdictions, all dividends are reinvested gross.

The table below sets out the performance share awards made in February 2008, for which full disclosure will be made in the 2008 Remuneration Report.

Executive Director	Performance share award	Market price on date of grant

Dr JP Garnier*	–	–
Mr A Witty	225,000 shares	£11.47
Mr J Heslop	105,000 shares	£11.47
Dr M Slaoui	69,000 ADSs	$44.75
Mr C Viehbacher	42,500 ADSs	$44.75

*	Dr Garnier will retire from the Board on 21st May 2008.

If GSK is ranked at the median of the performance comparator group, 35% of the shares will vest. Any ranking below this point will result in no shares vesting. Only if GSK is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee has regard for the company’s underlying financial performance.

74	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Business review
Remuneration Report
continued

The graph below sets out the vesting schedule for the awards made to the Executives in 2008 based on a performance comparator group comprising 14 companies excluding GSK. Where GSK’s TSR performance falls between two companies vesting increases on a straight-line basis.

To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the vesting of the award. The receipt of dividends has been incorporated into the benchmarking of award levels. In addition, performance shares earned by the Executives cannot be sold, except to meet related tax liabilities, for a further two years following the end of the performance period.

The Performance Share Plan awards granted to the Executive Directors (excluding Dr Slaoui) in December 2004, with the performance period starting on 1st January 2005 and ending on 31st December 2007 vested in part (38.47%) because GSK’s relative TSR performance placed the company above the median of the comparator group.

The awards made to other senior executives in 2004, including Dr Slaoui, were dependent in part on TSR performance and in part on EPS performance. The TSR portion vested in part and the EPS portion vested in full.

The vesting tables for the performance share awards granted in 2004, 2006, 2007 and 2008 are given on page 84.

b) Share options
Share options allow a holder to buy shares at a future date at the share price prevailing at the time of grant. Share options are granted to more than 12,000 managers at GSK, including the Executives. The vesting of the share options granted to the Executives is linked to the achievement of compound annual EPS growth over the performance period. EPS is measured at constant exchange rates (CER) as it is GSK’s practice to measure performance on a CER basis.

The Committee considers that EPS is the key measure of the performance of the business and is fully reflected through the business measures extended throughout the Group, ensuring organisational alignment.

When setting EPS targets the Committee considers, prior to each grant, the company’s internal projections and analysts’ forecasts for GSK’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

After extensive and careful consideration, the Committee agreed that the annualised growth in EPS to achieve 100% vesting for the share option awards granted in February 2008 would be RPI + 6%. The following key principles govern the use of EPS as a performance measure:

•	adjustments will only be considered for major items
•	adjustments will be for the judgement of the Committee
•	the purpose of the adjustments is to ensure that the performance measurement is fair and reasonable to both participants and shareholders
•	any discretion exercised by the Committee will be disclosed to shareholders in the Annual Report.

The Committee will set out the basis of its decision if it considers it appropriate to make any significant adjustment.

The table below sets out the share option awards made in February 2008, for which full disclosure will be made in the 2008 Remuneration Report.

Executive Director	Share option award	Option price

Dr JP Garnier*	–	–
Mr A Witty	525,000 shares	£11.47
Mr J Heslop	242,750 shares	£11.47
Dr M Slaoui	158,750 ADSs	$44.75
Mr C Viehbacher	97,750 ADSs	$44.75

*	Dr Garnier will retire from the Board on 21st May 2008.

For share options granted to the Executives in 2008, vesting increases on a straight-line basis for EPS performance between the hurdles set out in the following graph.

GSK Annual Report 2007	75

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Business review
Remuneration Report
continued

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

Performance is measured over a period of three financial years. The performance period starts in the year of award with the base year being the preceding financial year. There is no performance retesting, so if the performance condition is not met after the three-year period the options will lapse.

The share options granted in 2004 vested in full.

Pensions
The Executives participate in GlaxoSmithKline senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the executives are likely to retire. Details of individual arrangements for the Executive Directors are set out on page 85. In response to the new pensions regime in the UK, the Committee carefully considered the impact of the change in legislation and decided the following:

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

With effect from 1st January 2006, the company introduced an executive Pension Credit within the US Cash Balance Plan for senior US executives. Contribution rates under the plan range from 15% to 38% of base salary. All senior US executives are eligible for the new executive Pension Credit, except for Dr Garnier, whose provisions were grandfathered in light of his anticipated retirement in 2008.

For capped employees in the USA, benefits above the cap are provided by an unfunded non-qualified plan.

Share ownership requirements
To align the interests of executives with those of shareholders, executives are required to build up significant holdings of shares in GlaxoSmithKline and maintain these. These requirements are an important part of aligning the interests of executives with shareholders. The CEO is required to acquire shares to the value of four times base salary within three years of appointment. Other Executive Directors are required to build a shareholding to the value of three times base salary. Members of the CET are required to build a shareholding to a value of two times base salary. The other top 700 executives in the Group are required to build a shareholding to the value of one times base salary and are required to confirm this holding which is audited by KPMG on an annual basis. Where individuals are recruited or promoted, the new shareholding requirement is expected to be met within three years.

For shares to qualify for these share ownership requirements they must be held personally by the Executive or their spouse (except where the spouse is also employed by GSK and is also subject to these requirements) or minor children or have been earned but deferred under one of the share programmes operated by the company. Unexercised share options are not included in this calculation.

As at 31st December 2007, Dr Garnier’s holding was 514,369 ADSs, Dr Slaoui’s was 20,699 ADSs and Mr Heslop’s was 41,529 ordinary shares. Dr Garnier’s holding was in excess of the share ownership requirements. Mr Heslop has until December 2008 and Dr Slaoui has until December 2009 to build their holdings to the value of three times base salary.

Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company.

Other remuneration elements
The Executives participate in various legacy Glaxo Wellcome and SmithKline Beecham all-employee share plans in either the UK or the USA and in the GlaxoSmithKline plans that replaced them.

The Sharesave plan and the ShareReward plan are UK HM Revenue and Customs approved plans open to all UK employees on the same terms. Mr Witty and Mr Heslop are members of the Sharesave plan, into which they contribute £250 a month. This provides them with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.

Mr Witty and Mr Heslop also contribute £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.

The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2007 is shown on page 79.

On 19th February 2008, the company made a conditional award of 111,750 ADSs to Mr Viehbacher. The award will vest in two tranches, subject to his continued employment with GSK and the Committee’s assessment of his performance over the vesting period. 67,050 ADSs will vest on 31st December 2009 with the balance vesting on 31st December 2011.

The number of ADSs will be adjusted to reflect dividends that would have accrued in the period between award and vesting to the extent that the ADSs vest.

76	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Executive Director terms, conditions and remuneration

Executive Director contracts
The policy set out below provides the framework for contracts for Executive Directors appointed since 2003.

Aspect	Policy

Notice period on termination by the employing company or executive	12 calendar months

Termination payment	–	1 x annual salary and
1 x annual ‘on-target’ bonus[1]
	–	No mitigation required[2]

Vesting of long-term incentives	Rules of relevant equity incentive plan[3]

Pension	Based on existing arrangements and terms of the relevant pension plan

Non-compete clause	12 months from termination notice date[2]

1	Dr Garnier’s target bonus is 100% of salary, Dr Slaoui’s is 85% of salary and Mr Heslop’s is 75% of salary. When reviewing the level of severance payments, the Committee considered investor and Department for Business Enterprise & Regulatory Reform guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination.

2	The imposition of a 12-month non-compete period on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.

In 2003, Dr Garnier agreed to changes to his previous contractual terms without compensation to come broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, in order to honour certain aspects of his previous contractual terms, there are a number of individual features which were retained.

The retained individual features include the entitlement to reimbursement of excise tax on change of control related payments and life insurance benefit funded by the company to age 65.

In relation to LTI awards, these are subject to performance testing, and any share options or performance share awards granted within 12 months of the termination notice date will lapse. However, on termination by the company (other than for cause), on retirement or on resignation for ‘good reason’ (i.e. resignation due to not being elected or retained as a director of the company or any merged company, or as a result of a change of control provided that such resignation occurs on or within 30 days of the first anniversary of the change in control) share options remain exercisable for the full option term.

In addition, except on retirement, Dr Garnier is entitled to receive one year’s worth of pension contributions on termination.

The terms of Dr Garnier’s retirement will be in accordance with his contractual entitlements.

The following table sets out the details of the Executive Directors’ service contracts:

Current Directors	Date of contract	Effective date	Expiry date

Dr JP Garnier*	03.03.04	01.01.04	31.05.08
Mr A Witty	27.02.08	31.01.08	31.08.24
Mr J Heslop	16.03.05	01.04.05	31.01.14
Dr M Slaoui	16.05.06	01.06.06	01.08.19
Mr C Viehbacher	27.02.08	31.01.08	01.04.20

*	Dr Garnier will retire from the Board on 21st May 2008.

No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry dates.

Individual pension arrangements
For individual pension arrangements for the Executive Directors refer to page 85.

Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors’ service agreements are terminated by their employing company, the following would apply:

•	in the case of outstanding awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount, and any income and gains, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause, then any deferred amount is not distributed until the end of the minimum three-year deferral period

•	in line with the policy applicable to US senior executives, Dr Garnier is entitled to receive continuing medical and dental insurance. Dr Slaoui and Mr Viehbacher are members of the same plan and may become eligible, at a future date, to receive continuing medical and dental cover into retirement

•	following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit is triggered when the new option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger.

Outside appointments for Executive Directors
Any outside appointments must be approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

GSK Annual Report 2007	77

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

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

The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive	Date of letter
Director	of appointment

Professor Sir Roy Anderson	28.09.07
Dr S Burns	12.02.07
Mr L Culp	09.06.03
Sir Crispin Davis	09.06.03
Sir Deryck Maughan	26.05.04
Dr D Podolsky	03.07.06
Sir Ian Prosser	19.06.00
Dr R Schmitz	19.06.00
Mr T de Swaan	21.12.05
Sir Robert Wilson	09.06.03

The fee structure for the Non-Executive Directors is as follows:

Per annum

Standard annual cash retainer fee	£60,000

Supplemental fees
Senior Independent Director, the Audit Committee Chairman and Scientific/Medical Experts	£30,000
Chairmen of the Remuneration and Corporate Responsibility Committees	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£5,000 per meeting

Exchange rate
Fees that are paid in US dollars are converted at a rate of £1/ US$1.8162, being the exchange rate that applied on 29th July 2004 when the fee arrangements were approved by the Board.

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

The shares or ADSs which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are included within the Directors’ interests tables on page 81. The accumulated balance of these shares or ADSs, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement. Upon retirement, the Non-Executive Directors will receive either the shares or ADSs or a cash amount equal to the value of the shares or ADSs at the date of retirement.

Non-Executive Directors are not entitled to compensation if their appointment is terminated.

Chairman
Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the Annual General Meeting following the third anniversary of his appointment. This may be extended for a further term of three years by mutual agreement. From 2007, he receives £460,000 per annum plus an allocation of shares to the value of £115,000 per annum as Chairman.

TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index of which the company is a constituent and to the performance comparator group from 1st January 2003 to 31st December 2007. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.

Directors and Senior Management remuneration

The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2007, their interests in shares of GlaxoSmithKline plc, their interests in share options and incentive plans and their pension benefits. The members of the CET and the Company Secretary, known as the Senior Management, also participate in the same remuneration plans as the Executive Directors and the aggregate remuneration and interests of the Directors and Senior Management are also provided.

78	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Annual remuneration

					2007				2006

					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000

Executive Directors
Dr JP Garnier	a,b	$1,810	$1,516	$2,709	$6,035	$1,700	$633	$3,080	$5,413
Dr M Slaoui		$701	$321	$843	$1,865	$370	$317	$497	$1,184

Mr J Heslop		£438	£16	£410	£864	£380	£31	£437	£848

Non-Executive Directors
Professor Sir Roy Anderson	e	£23	–	–	£23	–	–	–	–
Sir Crispin Davis		£70	–	–	£70	£70	–	–	£70
Sir Christopher Gent		£575	£1	–	£576	£500	£1	–	£501
Sir Ian Prosser		£95	–	–	£95	£95	–	–	£95
Dr R Schmitz		£70	–	–	£70	£90	–	–	£90
Mr T de Swaan		£100	–	–	£100	£70	–	–	£70
Sir Robert Wilson		£90	–	–	£90	£90	–	–	£90

Dr S Burns	e	$124	–	–	$124	–	–	–	–
Mr L Culp		$127	–	–	$127	$136	–	–	$136
Sir Deryck Maughan		$136	–	–	$136	$136	–	–	$136
Dr D Podolsky		$191	–	–	$191	$100	–	–	$100

Former Directors
Mr J Coombe	a	–	£69	–	£69	–	£22	–	£22
Dr M Barzach	c	£56	–	–	£56	£57	–	–	£57
Sir Richard Sykes		–	£1	–	£1	–	£1	–	£1

Dr T Yamada	a	–	$250	–	$250	$428	$493	$281	$1,202
Dr L Shapiro	d	$85	–	–	$85	$144	$11	–	$155

Total remuneration		£3,104	£1,131	£2,186	£6,421	£2,982	£841	£2,523	£6,346

Analysed as:
Executive Directors		£1,693	£935	£2,186	£4,814	£1,499	£545	£2,371	£4,415
Non-Executive Directors		£1,312	£1	–	£1,313	£1,116	£1	–	£1,117
Former Directors		£99	£195	–	£294	£367	£295	£152	£814

Total remuneration		£3,104	£1,131	£2,186	£6,421	£2,982	£841	£2,523	£6,346

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

a)	Following the merger, and in order to encourage employees to convert their non-savings related options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, for options over GlaxoSmithKline shares or ADSs, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Dr Garnier received $1,132,994 (2006 – $192,639), in EOI payments as a result of exercising options granted to him in March and November 1997, during February and August 2007. These options would have expired in March and November 2007 had they not been exercised. Full details of these option exercises are given on page 83. Dr Yamada received $184,516 (2006 – $60,204) and Mr Coombe received £67,200 (2006 – £nil).

b)	Dr Garnier is a Non-Executive Director of United Technologies Corporation, in respect of which he received $230,000 in 2007 (2006 – $230,000) in the form of deferred stock units which is not included above.

c)	Dr Barzach received fees of €81,933 (2006 – €84,244) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

d)	Although Dr Shapiro retired from the Board on 17th May 2006 she continues to be a member of GlaxoSmithKline’s Scientific Advisory Board for which, during 2007, she received fees of $85,000 (2006 – $85,000), of which $30,000 (2006 – $30,000) was in the form of ADSs. These are included within fees and salary above.

e)	Dr Burns joined the Board as a Non-Executive Director on 12th February 2007 and Professor Sir Roy Anderson joined the Board on 1st October 2007. Therefore no fees were paid to them in 2006.

None of the above Directors received reimbursement for expenses during the year requiring separate disclosure as required by the Regulations.

GSK Annual Report 2007	79

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Non-Executive Directors’ remuneration

			2007			2006

	Total	Cash	Shares/ADSs	Total	Cash	Shares/ADSs
Fees	000	000	000	000	000	000

Current Non-Executive Directors
Professor Sir Roy Anderson	£23	£17	£6	–	–	–
Sir Crispin Davis	£70	–	£70	£70	–	£70
Sir Christopher Gent	£575	£460	£115	£500	£400	£100
Sir Ian Prosser	£95	£48	£47	£95	£48	£47
Dr R Schmitz	£70	£42	£28	£90	£54	£36
Mr T de Swaan	£100	£75	£25	£70	£53	£17
Sir Robert Wilson	£90	£68	£22	£90	£68	£22

Dr S Burns	$124	$62	$62	–	–	–
Mr L Culp	$127	–	$127	$136	–	$136
Sir Deryck Maughan	$136	–	$136	$136	–	$136
Dr D Podolsky	$191	$96	$95	$100	$50	$50

Former Non-Executive Directors
Dr L Shapiro	–	–	–	$59	$52	$7

Total Remuneration	£1,312	£789	£523	£1,148	£678	£470

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline. It does not include Dr Shapiro’s fees received as a member of GlaxoSmithKline’s Scientific Advisory Board.

From the formation of GSK, the Non-Executive Directors have been required to take at least a part of their total fees in the form of shares allocated to a share account which is not paid out until retirement from the Board. At least 25% of Non-Executive Directors’ fees, except those of the Chairman (see page 78 for further details), must be taken under the fee allocation arrangement. Non-Executive Directors can then elect to receive either all or part of the remaining cash payment in the form of further shares or ADSs. The total value of these shares and ADSs as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADSs.

The table below sets out the accumulated number of shares and ADSs held by the Non-Executive Directors in relation to their fees received as Board members as at 31st December 2007, together with the movements in their accounts over the year.

	Number of shares and ADSs

Non-Executive Directors’ share arrangements			Dividends
	At 31.12.06	Elected	reinvested	At 31.12.07

Current Non-Executive Directors
Shares
Professor Sir Roy Anderson	–	438	–	438
Sir Crispin Davis	18,057	5,283	729	24,069
Sir Christopher Gent	17,721	8,704	728	27,153
Sir Ian Prosser	20,465	3,586	810	24,861
Dr R Schmitz	16,862	2,113	664	19,639
Mr T de Swaan	1,233	1,888	35	3,156
Sir Robert Wilson	4,716	1,699	192	6,607

ADSs
Dr S Burns	–	1,178	6	1,184
Mr L Culp	8,979	2,410	358	11,747
Sir Deryck Maughan	6,933	2,588	279	9,800
Dr D Podolsky	942	1,811	43	2,796

80	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Directors’ interests

The following interests of the Directors and connected persons of the company are shown in accordance with the Listing Rules.

				Shares			ADSs

		22nd February	31st December	1st January	22nd February	31st December	1st January
	Footnote	2008	2007	2007	2008	2007	2007

Executive Directors
Dr JP Garnier	a	–	–	–	305,567	252,475	250,528
Mr A Witty	b,e	71,392	–	–	–	–	–
Dr M Slaoui	a	47,590	40,961	36,955	336	286	114
Mr J Heslop	b	45,906	41,529	28,554	–	–	–
Mr C Viehbacher	a,e	92,257	–	–	11,788	–	–

Non-Executive Directors
Professor Sir Roy Anderson	d,f	438	438	–	–	–	–
Dr S Burns	c,f	44	44	44	1,344	1,344	160
Mr L Culp	f	–	–	–	11,747	11,747	8,979
Sir Crispin Davis	f	29,236	29,236	23,224	–	–	–
Sir Christopher Gent	f	27,153	27,153	17,721	–	–	–
Sir Deryck Maughan	f	–	–	–	9,800	9,800	6,933
Dr D Podolsky	f	–	–	–	2,796	2,796	942
Sir Ian Prosser	f	25,771	25,771	21,375	–	–	–
Dr R Schmitz	f	25,319	25,319	22,542	–	–	–
Mr T de Swaan	f	3,156	3,156	1,233	–	–	–
Sir Robert Wilson	f	12,736	12,736	5,844	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares. The interests of the above-mentioned Directors at 22nd February 2008 reflect the change between the year-end and that date.

a)	Includes ADSs purchased in the GlaxoSmithKline Stock Fund within the US Retirement Savings Plan and US Executive Supplemental Savings Plan.

b)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Mr Heslop totalling 1,523 at 31st December 2007 (31st December 2006 – 1,250) and 1,577 shares at 22nd February 2008. Mr Witty held 1,577 shares in this plan as at 22nd February 2008.

c)	In the case of Dr Burns, the opening number of shares is shown as at 12th February 2007, the date she joined the Board.

d)	Professor Sir Roy Anderson joined the Board on 1st October 2007 and did not own any shares in GSK at that date.

e)	Mr Witty and Mr Viehbacher joined the Board on 31st January 2008 and their holdings are disclosed above from this date. As at 22nd February 2008, Mr Witty held options over a maximum of 1,524,244 shares granted under the company’s share option schemes and awards over a maximum of 396,727 shares under the company’s incentive plans and Mr Viehbacher held options over a maximum of 778,367 shares and 461,750 ADSs granted under the company’s share option schemes and awards over a maximum of 240,078 ADSs made under the company’s incentive plans. Mr Witty and Mr Viehbacher’s actual entitlement to GSK shares under these plans will depend on the extent to which the performance conditions, set at the time of the grant or award, have been met at the end of the respective performance periods.

f)	Includes shares and ADSs received as part or all of their fees, as described under Non-Executive Directors’ share allocation plan on page 78. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2007.

Share options

Options – Shares						Granted

	Footnote	At 31.12.06	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.07

Dr M Slaoui	a	170,712				–	–	170,712
Mr J Heslop	b	542,504	20.02.07	20.02.10 – 19.02.17	£14.88	242,750	–	785,254

Options – ADSs						Granted

		At 31.12.06	Date of grant	Exercise period	Grant price	Number	Exercised	At 31.12.07

Dr JP Garnier		4,197,183	20.02.07	20.02.10 – 19.02.17	$58.00	550,000	293,735	4,453,448
Dr M Slaoui	a,b	–	20.02.07	20.02.10 – 19.02.17	$58.00	162,320	–	162,320

a)	These details include the interests of Dr Slaoui’s connected person who is also an employee of GSK.

b)	As part of the main option grant that occurred on 19th February 2008, with a vesting period of 19th February 2008 to 19th February 2011, Dr Slaoui was awarded 158,750 ADS options with a grant price of $44.75 and Mr Heslop was awarded 242,750 share options with a grant price of £11.47.

GSK Annual Report 2007	81

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

For those options outstanding at 31st December 2007, the earliest and latest vesting and lapse dates for options above and below the market price for a GlaxoSmithKline share at the year-end are given in the table below.

				Nominal vesting date*		Lapse date
		Weighted average
Dr JP Garnier		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year-end:	vested options	$55.99	2,033,448	23.11.01	28.11.04	22.11.08	27.11.11
	unvested options	$54.68	1,050,000	21.02.09	20.02.10	20.02.16	19.02.17

Below market price at year-end:	vested options	$40.95	910,000	03.12.05	15.12.06	02.12.12	14.12.13
	unvested options	$43.73	460,000	02.12.07	02.12.07	01.12.14	01.12.14

Total ADS options as at 31st December 2007		$51.34	4,453,448

				Nominal vesting date*		Lapse date
		Weighted average
Dr M Slaoui		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year-end:	vested options	£18.56	15,522	24.11.02	24.11.02	23.11.09	23.11.09
	unvested options	£14.68	73,340	21.02.09	21.02.09	20.02.16	20.02.16

Below market price at year-end:	vested options	£11.79	52,800	03.12.05	03.12.05	02.12.12	02.12.12
	unvested options	£11.23	29,050	02.12.07	02.12.07	01.12.14	01.12.14

Total share options as at 31st December 2007		£13.55	170,712

Above market price (“underwater”) at year-end:	unvested options	$58.00	162,320	20.02.10	20.02.10	19.02.17	19.02.17

Total ADS options as at 31st December 2007		$58.00	162,320

This includes those share options held by Dr Slaoui’s connected person, who is also an employee of GSK.

				Nominal vesting date*		Lapse date
		Weighted average
Mr J Heslop		grant price	Number	earliest	latest	earliest	latest

Above market price (“underwater”) at year-end:	vested options	£17.04	194,438	31.07.01	28.11.04	30.07.08	27.11.11
	unvested options	£14.78	473,750	21.02.09	20.02.10	20.02.16	19.02.17

Below market price at year-end:	vested options	£12.70	54,000	28.10.06	28.10.06	27.10.13	27.10.13
	unvested options	£11.23	63,066	03.12.07	27.10.08	02.12.14	26.10.15

Total share options as at 31st December 2007		£14.91	785,254

* Subsequent to the nominal vesting date, the Remuneration Committee meets to determine whether the required performance criteria have been satisfied.

GSK grants share options to Executive Directors and Senior Managers on an annual basis. The Directors hold these options under the various share option plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. None of the other Directors had an interest in any option over the company’s shares.

The table below sets out, for grants of share options in respect of 2003 and 2004 grant years, the performance period, whether or not the options have vested at 31st December 2007, and the performance targets.

				Performance target

		Vesting status	Annualised growth	Percentage of
Grant	Performance period	at 31.12.07	in EPS under IFRS	award vesting

December 2003	01.01.04 – 31.12.06	Vested	> RPI + 5%	100%
December 2004	01.01.05 – 31.12.07	Unvested	RPI + 4%	75%
			RPI + 3%	50%
			< RPI + 3%	0%

82	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

The table below sets out, for grants of share options in respect of 2006, 2007 and 2008 grant years, the performance period, whether or not the options have vested at 31st December 2007, and the performance targets.

				Performance target

		Vesting status	Annualised growth	Percentage of
Grant	Performance period	at 31.12.07	in EPS under IFRS	award vesting

February 2006	01.01.06 – 31.12.08	Unvested	> RPI + 6%	100%
February 2007	01.01.07 – 31.12.09	Unvested	RPI + 5%	83%
February 2008	01.01.08 – 31.12.10	Unvested	RPI + 4%	67%
			RPI + 3%	50%
			< RPI + 3%	0%

					2007	2006

			Grant	Market
Options exercised	Date	Number	price	price	Gain	Gain

Dr JP Garnier	08.02.07	68,411	$32.09	5$5.81	$1,622,709	$1,707,351
	03.08.07	144,967	$40.54	$52.12	$1,678,718
	06.08.07	80,357	$40.54	$52.00	$920,891
Mr J Heslop	–	–	–	–	–	£195,480

Aggregate gain on options exercised					£2,111,159	£1,118,372

Dr Slaoui did not exercise any options during 2007 nor during the period from 17th May 2006 to 31st December 2006. Mr Heslop did not exercise any options during 2007. An EOI benefit of $1,132,994 (£566,497) was paid to Dr Garnier on exercise of his options. This benefit has been included in the table on page 79.

The highest and lowest closing prices during the year ended 31st December 2007 for GlaxoSmithKline shares were £14.93 and £11.60, respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year ended 31st December 2007 were $59.35 and $47.87, respectively. The market price for a GlaxoSmithKline share on 31st December 2007 was £12.79 (31st December 2006 – £13.44) and for a GlaxoSmithKline ADS was $50.39 (31st December 2006 – $52.69) . The prices on 22nd February 2008 were £11.10 per GlaxoSmithKline share and $44.08 per GlaxoSmithKline ADS.

Incentive plans

Performance Share Plan (PSP) awards

			Market					Additional
Dr JP Garnier – ADSs		Number	price on	Vested & deferred				ADS by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.06	2007	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.07	in 2008

01.01.04 – 31.12.06	219,392	–	$44.57	–	–	–	219,392	–	–	–
01.01.05 – 31.12.07	211,264	–	$43.73	–	–	–	–	7,681	218,945	–
01.01.06 – 31.12.08	223,186	–	$51.02	–	–	–	–	8,114	231,300	–
01.01.07 – 31.12.09	–	240,000	$58.00	–	–	–	–	4,320	244,320	–
01.01.08 – 31.12.10	–	–	–	–	–	–	–	–	–	–

Dr Garnier held 76,042 deferred performance shares at year-end, which are not included in the above table. The increase in this balance of 2,719 relates to dividends reinvested during the year.

			Market					Additional
Dr M Slaoui – Shares and ADSs		Number	price on	Vested & deferred				shares by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.06	2007	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.07	in 2008

01.01.04 – 31.12.06	5,000	–	£12.70	2,500	£14.88	£37,200	2,500	–	–
01.01.05 – 31.12.07	13,760	–	£11.63	–	–	–	–	500	14,260
01.01.06 – 31.12.08	29,147	–	£14.68	–	–	–	–	1,061	30,208

			Market					Additional
		Number	price on	Vested & deferred				ADS by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.06	2007	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.07	in 2008

01.01.07 – 31.12.09	–	70,570	$58.00	–	–	–	–	1,270	71,840	–
01.01.08 - 31.12.10	–	–	$44.75	–	–	–	–	–	–	70,570

This includes those performance shares held by Dr Slaoui’s connected person, who is also an employee of GSK.

GSK Annual Report 2007	83

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Incentive plans

Performance Share Plan (PSP) awards

Mr J Heslop – Shares			Market					Additional
		Number	price on	Vested & exercised				shares by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.06	2007	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.07	in 2008

01.01.04 – 31.12.06	5,000	–	£12.70	2,500	£14.88	£37,200	2,500	–	–	–
01.01.05 – 31.12.07	16,386	–	£11.63	–	–	–	–	596	16,982	–
01.01.06 – 31.12.08	101,487	–	£14.68	–	–	–	–	3,691	105,178	–
01.01.07 – 31.12.09	–	105,000	£14.88	–	–	–	–	1,887	106,887	–
01.01.08 – 31.12.10	–	–	£11.47	–	–	–	–	–	–	105,000

The PSP is a medium-term incentive scheme introduced during 2001. Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant three-year measurement period and is dependent on GSK’s performance during that period as described on pages 74 to 76. The performance share awards were previously granted annually in November or December prior to the start of the performance period but, since the 2006 grant, they are granted in February of the first year of the performance period.

The measurement period commences on 1st January ending after three years on 31st December. For awards with a performance period commencing on 1st January 2005 and subsequent awards, dividends are reinvested on the performance shares awarded to Executives, throughout the performance period and up to the date of the final award. The dividend reinvestment is calculated as of the ex-dividend date. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards. The total gain on vesting of PSP awards made by Executive Directors is £74,400 (2006 – £1,285,677).

The PSP awards granted to Executive Directors (excluding Dr Slaoui) in December 2004, with the performance period starting on 1st January 2005 and ending on 31st December 2007 vested in part because of GSK’s relative TSR performance placed the company above the median of the comparator group.

The awards made to other senior executives in 2004, including Dr Slaoui were dependent in part on TSR performance and in part on EPS performance. The TSR portion vested in part and the EPS portion vested in full.

The following vesting schedules apply to awards made in 2004 and 2006.

			Vesting schedule

Award	Performance Period	TSR rank with 13 companies	Percentage of award vesting*

2004	01.01.05 – 31.12.07	1	100%
2006	01.01.06 – 31.12.08	2	100%
		3	87%
		4	74%
		5	61%
		6	48%
		Median	35%
		Below median	0%

The following vesting schedules apply to awards made in 2007 and 2008.

			Vesting schedule

Award	Performance Period	TSR rank with 14 companies	Percentage of award vesting*

2007	01.01.07 – 31.12.09	1	100%
2008	01.01.08 – 31.12.10	2	100%
		3	90%
		4	80%
		5	70%
		6	60%
		7	50%
		Median	35%
		Below median	0%

*	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking. Dividends will be treated as reinvested during the performance period.

84	GSK Annual Report 2007

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Share Value Plan awards

Dr M Slaoui – Shares and ADSs

			Market
		Number	price on	Vested & exercised					Number
	Unvested	granted in	date of		Market			Unvested	granted
Plan year	at 31.12.06	2007	grant	Number	price	Gain*	Lapsed	at 31.12.07	in 2008

2004	4,660	–	£11.23	4,660	£12.84	£43,014	–	–	–
2006	1,200	–	£14.68	–	–	–	–	1,200	–
2007 (ADSs)	–	890	$58.00	–	–	–	–	890	–
2008 (ADSs)	–	–	$44.75	–	–	–	–	–	890

*	The gain disclosed relates only to Dr Slaoui and not to any person connected to him.

In his capacity as SVP, Worldwide Business Development, Dr Slaoui was eligible to participate in the Share Value Plan. Both Dr Slaoui and his connected person, an employee of GSK, received awards under the Share Value Plan. Following the announcement of his appointment to the Board in February 2006, he ceased to be eligible to receive awards under this plan. The awards are subject to three year vesting periods and vesting is contingent on continued employment with GSK.

	Vested and	Additional ADS	Vested and
	deferred	by dividends	deferred
	participations	reinvested	participations
Mid-Term Incentive Plan – ADSs	at 31.12.06	in 2007	at 31.12.07

Dr JP Garnier	173,694	6,443	180,137

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted.

Where a final award of ADSs is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts which vested in each year between 1999 and 2003. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 81 since they are retained in the MTIP until paid out.

Pensions

The accrued annual pension benefits and transfer values for Executive Directors in office on 31st December 2007 on retirement are set out below.

The regulations require disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in the accrued benefit net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

								Change in
			Change in	Personal				accrued	Transfer value
	Accrued	Accrued	accrued	contributions	Transfer	Transfer	Change	benefit over	of change
	benefit at	benefit at	benefit	made during	value at	value at	in transfer	year net	in accrued
Executive Directors	31.12.06	31.12.07	over year	the year	31.12.06	31.12.07	value*	of inflation	benefit*
	000	000	000	000	000	000	000	000	000

Dr JP Garnier	$1,202	$1,235	$33	–	$14,680	$16,239	$1,559	($18)	$1,559

Dr M Slaoui	$26	$72	$46	–	$131	$400	$269	$44	$269
	€53	€53	–	–	€538	€571	€33	(€2)	€33

Mr J Heslop	£111	£142	£31	£13	£1,930	£2,609	£666	£27	£512

*	These are shown net of contributions made by the individual.

Dr Garnier is a member of the All Employee US Cash Balance Pension Plan, under which GSK makes annual contributions calculated as a percentage of the employee’s base salary and bonus. GSK makes annual contributions of 15% of Dr Garnier’s annual salary and bonus, as detailed in his contract. The fund increases at an interest rate set annually in advance based on the 30 year US treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. The plan has no entitlement to a spouse’s pension or to pension increases, other than by reducing the executive’s own initial pension.

The transfer value, or cash sum, of Dr Garnier’s plan has increased by $1,558,562 over the year as a result of further accumulation of interest and contributions paid by the company. Dr Garnier will retire from the company on 31st May 2008.

GSK Annual Report 2007	85

Back to Contents

REPORT OF THE DIRECTORS
Remuneration Report

Remuneration Report
continued

Pensions

With effect from 1st June 2006, Dr Slaoui became a member of the US Executive Cash Balance Pension Plan, under which GSK makes annual contributions calculated as a percentage of the executive’s base salary. GSK makes annual contributions of 38% of Dr Slaoui’s annual salary. The fund increases at an interest rate set annually in advance based on the 30 year US treasury bond rate to provide a cash sum at retirement. This cash sum is used to purchase a pension at retirement based on the annuity rates applicable at that time. The plan has no entitlement to a spouse’s pension or to pension increases, other than by reducing the executive’s own initial pension.

The transfer value, or cash sum, of Dr Slaoui’s plan has increased by $268,771 over the year as a result of further accumulation of interest and contributions paid by the company.

Dr Slaoui was an active participant in the Belgium Fortis Plan until 31st May 2006. This plan is a defined benefit plan with a lump sum payable at normal retirement age for the plan which is 60 years of age. The transfer value, or cash sum, of Dr Slaoui’s plan has increased by €33,465 over the year as a result of the further accumulation of interest.

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

Mr Heslop’s transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents the present value of future payments to be made under the pension plan. Mr Heslop’s annual accrued benefit has increased by £31,351 (£27,358 excluding the effects of inflation), and the transfer value less personal contributions has increased by £665,646 over the year. The increase in Mr Heslop’s pensionable salary of £58,000 is the primary reason for the increase in transfer value.

Dr Garnier and Dr Slaoui are also members of the US Retirement Savings Plan, a 401k savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to accrue benefits above US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement. During 2007, contributions of $198,475 (£99,238) were paid into these two schemes by GSK in respect of Dr Garnier. In respect of Dr Slaoui, contributions of $85,212 (£42,606) were paid into the scheme.

Directors and Senior Management

Further information is also provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Executive and Non-Executive Directors, members of the CET and the Company Secretary. For the financial year 2007, the total compensation paid to members of the group for the periods during which they served in that capacity was £14,490,295, the aggregate increase in accrued pension benefits, net of inflation, was £183,422 and the aggregate payment to defined contribution schemes was £442,922. Also accrued during the year was an amount of £1,739,000 relating to compensation for loss of office and £535,800 in respect of associated pension contributions.

During 2007, the members of the group were granted 933,930 share options and 1,333,820 ADS options under the Share Option Scheme, 403,130 shares and 579,070 ADSs under the Performance Share Plan and were awarded 2,520 shares and 890 ADSs under the Share Value Plan. Members of the group were also awarded 33,624 shares and 49,333 ADSs through the reinvestment of dividends in the Performance Share Plan.

At 22nd February 2008, the group (comprising 27 persons) owned 716,727 shares and 463,427 ADSs, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 7,759,454 shares and 7,667,846 ADSs; 1,393,001 shares and 1,531,017 ADSs awarded under the Performance Share Plan, including those shares and ADSs that are vested and deferred; 232,177 vested and deferred ADSs under the legacy SmithKline Beecham Mid-Term Incentive Plan, and 19,260 shares and 3,260 ADSs awarded under the Share Value Plan. These holdings were issued under the various executive share option plans described in Note 42 to the financial statements, ‘Employee share schemes’.

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

The Directors’ Remuneration Report has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
27th February 2008

86	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS

Financial statements

GSK Annual Report 2007	87

Back to Contents

FINANCIAL STATEMENTS
Directors’ statements of responsibility

Directors’ statements of responsibility

Directors’ statement of responsibility in relation to the consolidated financial statements

The Directors are responsible for:

•	ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Acts 1985 and 2006, and Article 4 of the IAS Regulation

•	preparing financial statements for each financial period which give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of affairs of the Group as at the end of the financial period and of the profit or loss for that period

•	ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The financial statements for the year ended 31st December 2007, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 90 to 158 of this report.

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the financial statements, supported by reasonable and prudent judgements and estimates as necessary.

The responsibilities of the auditors in relation to the financial statements are set out in the Independent Auditors’ report (page 89 opposite).

The financial statements for the year ended 31st December 2007 are included in the Annual Report 2007, which is published in hardcopy printed form and made available on the website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

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

Directors’ remuneration

The Remuneration Report on pages 71 to 86 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration and other disclosable information relating to Directors and officers and their interests. It has been prepared in accordance with the Companies Acts 1985 and 2006, and complies with Section B of the Combined Code on Corporate Governance.

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

The Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ on pages 59 to 70, and has complied with its provisions except as described on page 69.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2007, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
27th February 2008

88	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Independent Auditors’ report

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and, consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of GlaxoSmithKline and its subsidiaries at 31st December 2007 and 2006 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31st December 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’ on page 70. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th February 2008

GSK Annual Report 2007	89

Back to Contents

FINANCIAL STATEMENTS
Consolidated income statement

Consolidated income statement
for the year ended 31st December 2007

				2007		2006		2005

		Business	Restructuring
	Notes	performance	costs	Total
		£m	£m	£m		£m		£m

Turnover	6	22,716	–	22,716		23,225		21,660
Cost of sales		(5,206)	(111)	(5,317)		(5,010)		(4,764)

Gross profit		17,510	(111)	17,399		18,215		16,896
Selling, general and administration		(6,817)	(137)	(6,954)		(7,257)		(7,250)
Research and development		(3,237)	(90)	(3,327)		(3,457)		(3,136)
Other operating income	8	475	–	475		307		364

Operating profit	9,10	7,931	(338)	7,593		7,808		6,874
Finance income	11	262	–	262		287		257
Finance costs	12	(453)	–	(453)		(352)		(451)
Share of after tax profits of associates and joint ventures	13	50	–	50		56		52

Profit before taxation		7,790	(338)	7,452		7,799		6,732
Taxation	14	(2,219)	77	(2,142)		(2,301)		(1,916)

Profit after taxation for the year		5,571	(261)	5,310		5,498		4,816

Profit attributable to minority interests		96	–	96		109		127
Profit attributable to shareholders		5,475	(261)	5,214		5,389		4,689

		5,571	(261)	5,310		5,498		4,816

Basic earnings per share (pence)	15			94.4	p	95.5	p	82.6	p
Diluted earnings per share (pence)	15			93.7	p	94.5	p	82.0	p

The calculation of business performance, a supplemental non-IFRS measure, is described in Note 1, ‘Presentation of the financial statements’.

90	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Consolidated balance sheet

Consolidated balance sheet
at 31st December 2007

		2007	2006
	Notes	£m	£m

Non-current assets
Property, plant and equipment	17	7,821	6,930
Goodwill	18	1,370	758
Other intangible assets	19	4,456	3,293
Investments in associates and joint ventures	20	329	295
Other investments	21	517	441
Deferred tax assets	14	2,196	2,123
Derivative financial instruments	41	1	113
Other non-current assets	22	687	608

Total non-current assets		17,377	14,561

Current assets
Inventories	23	3,062	2,437
Current tax recoverable	14	58	186
Trade and other receivables	24	5,495	5,237
Derivative financial instruments	41	475	80
Liquid investments	32	1,153	1,035
Cash and cash equivalents	25	3,379	2,005
Assets held for sale	26	4	12

Total current assets		13,626	10,992

Total assets		31,003	25,553

Current liabilities
Short-term borrowings	32	(3,504)	(718)
Trade and other payables	27	(4,861)	(4,831)
Derivative financial instruments	41	(262)	(40)
Current tax payable	14	(826)	(621)
Short-term provisions	29	(892)	(1,055)

Total current liabilities		(10,345)	(7,265)

Non-current liabilities
Long-term borrowings	32	(7,067)	(4,772)
Deferred tax liabilities	14	(887)	(595)
Pensions and other post-employment benefits	28	(1,383)	(2,339)
Other provisions	29	(1,035)	(528)
Derivative financial instruments	41	(8)	(60)
Other non-current liabilities	30	(368)	(346)

Total non-current liabilities		(10,748)	(8,640)

Total liabilities		(21,093)	(15,905)

Net assets		9,910	9,648

Equity
Share capital	33	1,503	1,498
Share premium account	33	1,266	858
Retained earnings	34	6,475	6,965
Other reserves	34	359	65

Shareholders’ equity		9,603	9,386

Minority interests	34	307	262

Total equity		9,910	9,648

Approved by the Board on 27th February 2008

Sir Christopher Gent
Chairman

GSK Annual Report 2007	91

Back to Contents

FINANCIAL STATEMENTS
Consolidated cash flow statement

Consolidated cash flow statement
for the year ended 31st December 2007

		2007	2006	2005
	Notes	£m	£m	£m

Cash flow from operating activities
Cash generated from operations	36	8,080	8,203	7,665
Taxation paid		(1,919)	(3,846)	(1,707)

Net cash inflow from operating activities		6,161	4,357	5,958

Cash flow from investing activities
Purchase of property, plant and equipment		(1,516)	(1,366)	(903)
Proceeds from sale of property, plant and equipment		35	43	54
Proceeds from sale of intangible assets		9	175	221
Purchase of intangible assets		(627)	(224)	(278)
Purchase of equity investments		(186)	(57)	(23)
Proceeds from sale of equity investments		45	32	35
Share transactions with minority shareholders	38	–	(157)	(36)
Purchase of businesses, net of cash acquired	38	(1,027)	(273)	(1,026)
Disposal of businesses and interest in associates	38	–	5	(2)
Investments in associates and joint ventures	38	(1)	(13)	(2)
Interest received		247	299	290
Dividends from associates and joint ventures		12	15	10

Net cash outflow from investing activities		(3,009)	(1,521)	(1,660)

Cash flow from financing activities
(Increase)/decrease in liquid investments		(39)	(55)	550
Proceeds from own shares for employee share options		116	151	68
Shares acquired by ESOP Trusts		(26)	–	–
Issue of share capital	33	417	316	252
Purchase of own shares for cancellation		(213)	–	–
Purchase of Treasury shares		(3,538)	(1,348)	(999)
Increase in long-term loans		3,483	–	982
Repayment of long-term loans		(207)	–	(70)
Net increase in/(repayment of) short-term loans		1,632	(739)	(857)
Net repayment of obligations under finance leases		(39)	(34)	(36)
Interest paid		(378)	(414)	(381)
Dividends paid to shareholders		(2,793)	(2,598)	(2,390)
Dividends paid to minority interests		(77)	(87)	(86)
Other financing cash flows		(79)	16	53

Net cash outflow from financing activities		(1,741)	(4,792)	(2,914)

Increase/(decrease) in cash and bank overdrafts	37	1,411	(1,956)	1,384
Exchange adjustments		48	(254)	233
Cash and bank overdrafts at beginning of year		1,762	3,972	2,355

Cash and bank overdrafts at end of year		3,221	1,762	3,972

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		3,379	2,005	4,209
Overdrafts		(158)	(243)	(237)

		3,221	1,762	3,972

92	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense
for the year ended 31st December 2007

	2007	2006	2005
	£m	£m	£m

Exchange movements on overseas net assets	425	(390)	203
Tax on exchange movements	21	(78)	99
Fair value movements on available-for-sale investments	(99)	84	(1)
Deferred tax on fair value movements on available-for-sale investments	19	(15)	(10)
Exchange movements on goodwill in reserves	(14)	31	9
Actuarial gains/(losses) on defined benefit plans	671	429	(794)
Deferred tax on actuarial movements in defined benefit plans	(195)	(161)	257
Fair value movements on cash flow hedges	(6)	(5)	(4)
Deferred tax on fair value movements on cash flow hedges	2	2	1

Net profits/(losses) recognised directly in equity	824	(103)	(240)
Profit for the year	5,310	5,498	4,816

Total recognised income and expense for the year	6,134	5,395	4,576

Total recognised income and expense for the year attributable to:
Shareholders	6,012	5,307	4,423
Minority interests	122	88	153

	6,134	5,395	4,576

GSK Annual Report 2007	93

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements

1 Presentation of the financial statements

Description of business
GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, central nervous system, anti-virals, anti-bacterials, metabolic, vaccines, cardiovascular and urogenital, anti-bacterial, oncology and emesis.

Compliance with applicable law and IFRS
The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.

Composition of financial statements
The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

•	Consolidated income statement
•	Consolidated balance sheet
•	Consolidated cash flow statement
•	Consolidated statement of recognised income and expense
•	Notes to the financial statements.

Accounting convention
The financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain items, as stated in the accounting policies.

Financial period
These financial statements cover the financial year from 1st January to 31st December 2007, with comparative figures for the financial years from 1st January to 31st December 2006 and, where appropriate, from 1st January to 31st December 2005.

Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 43, ‘Principal Group companies’.

Presentation of business performance
A columnar presentation has been adopted in the income statement in order to illustrate underlying business performance. Business performance, which is a supplemental non-IFRS measure, is the primary performance measure used by management and is presented after excluding costs relating to the new Operational Excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group. This information, which is provided in addition to the total results prepared under IFRS, is given to assist shareholders to gain a clearer understanding of the underlying performance of the business and to increase comparability for the periods presented.

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

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’. During 2007 the Group has implemented IFRS 7 ‘Financial instruments: disclosures’, which amends and adds to previous disclosures relating to financial instruments.

2 Accounting policies

Consolidation
The consolidated financial statements include:

•	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

•	the Group’s share of the results and net assets of associates and joint ventures.

The financial statements of entities consolidated are made up to 31st December each year.

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

94	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

2 Accounting policies continued

Foreign currency translation
Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Revenue
Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, and reliable estimates can be made of relevant deductions. Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Turnover also includes co-promotion income where the Group records its share of the revenue but no related cost of sales. Value added tax and other sales taxes are excluded from revenue.

Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure. Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

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

Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to products where there is sufficient history of claims made and settlements, an “incurred but not reported” (IBNR) actuarial technique is used to determine a reasonable estimate of the Group’s exposure to unasserted claims for those products and a provision is made on that basis.

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

Pension scheme assets are measured at fair value at the balance sheet date. Actuarial gains and losses, differences between the expected and actual returns of assets and the effect of changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year in which they arise. The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

GSK Annual Report 2007	95

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

2 Accounting policies continued

Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

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

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases
Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

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

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives, except where it is considered that the useful economic life is indefinite.

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

96	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

2 Accounting policies continued

Available-for-sale investments
Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. Impairments arising from the significant or prolonged decline in fair value of an investment reduce the carrying amount of the asset directly and are charged to the income statement. On disposal or impairment of the investments, any gains and losses that have been deferred in equity are recycled into the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables
Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement. Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade payables
Trade payables are held at amortised cost which equates to nominal value. Long-term payables are discounted where the effect is material.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with original maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

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

Derivative financial instruments are classified as held-for-trading and are carried in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in equity, to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in equity are recycled to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Discounting
Where the time effect of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income/costs.

GSK Annual Report 2007	97

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

3 Key accounting judgements and estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the key accounting judgements and estimates made.

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

Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £274 million (2006 – £182 million, 2005 – £112 million).

Taxation
Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

The Group has open tax issues with a number of revenue authorities. GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

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

Property, plant and equipment
The carrying values of property, plant and equipment are reviewed for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of fair value less costs to sell and value in use, measured by assessing risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Intangible assets
Where intangible assets are acquired by GSK from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, which may include periods of non-exclusivity. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests. Impairment tests are based on risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the values of these intangible assets to be impaired and this would have an adverse effect on the future results of the Group.

Pensions and other post-employment benefits
The costs of providing pensions and other post-employment benefits are charged to the income statement in accordance with IAS 19 over the period during which benefit is derived from the employee’s services. The costs are assessed in accordance with advice received from independent actuaries on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates and expected long term rates of return on assets and are disclosed in Note 28, ‘Pensions and other post-employment benefits’. The expected long term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities.

98	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

3 Key accounting judgements and estimates continued

Discount rates are based on appropriate long-term indices, including the iBoxx over 15 year AA index for the UK, and Moody’s Aa index for the USA. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £374 million and an increase in the annual pension cost of approximately £8 million. The selection of different assumptions could affect the future results of the Group.

4 New accounting requirements

The following IFRS and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although none is expected to have a material impact on the results or financial position of the Group.

IFRIC11 ‘IFRS 2 – Group and treasury share transactions’ was issued in November 2006 and is required to be implemented by GSK from 1st January 2008. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity settled or cash settled transactions.

IFRIC 14 ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’ was issued in July 2007 and will be effective from 1st January 2008. The Interpretation provides general guidance on the amount of a pension surplus that may be recognised as an asset.

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

IAS 23 (Revised) ‘Borrowing costs’ was issued in March 2007 and will be implemented prospectively from 1st January 2009. It requires borrowing costs attributable to the acquisition or construction of certain assets to be capitalised. The option currently taken by GSK of expensing such costs as incurred will no longer be available.

IAS 1 (Revised) ‘Presentation of financial statements’ was issued in September 2007 and will be effective from 1st January 2009. The amendments to the Standard mandate various presentation formats and disclosures, many of which are already adopted by GSK. Movements in equity will be presented in a Statement of changes in equity rather than as a Note to the financial statements.

An amendment to IFRS 2 ‘Share-based payment’ relating to vesting conditions and cancellations was issued in January 2008. The amendment will apply retrospectively from 1st January 2009 and specifies that all cancellations of share-based payment arrangements, including those by an employee or other counterparty, should receive the same accounting treatment of requiring immediate recognition in the income statement of the charge that would otherwise have been recognised over the remainder of the service period.

IFRS 3 (Revised) ‘Business combinations’ was issued in January 2008 and will apply to business combinations arising from 1st January 2010. Amongst other changes, the new Standard will require recognition of subsequent changes in the fair value of contingent consideration in the income statement rather than against goodwill, and transaction costs to be recognised immediately in the income statement. Fair value gains or losses on existing investments in an acquired company will be recognised in the income statement at the date of acquisition.

IAS 27 (Revised) ‘Consolidated and separate financial statements’ was issued in January 2008 and will be implemented at the same time as IFRS 3 (Revised). In respect of transactions with non-controlling interests in Group entities that do not result in a change of control, the revised Standard requires that the difference between the consideration paid or received and the recorded non-controlling interest is recognised in equity. In the case of divestment of a subsidiary, any retained interest will be remeasured to fair value and the difference between fair value and the previous carrying value will be recognised immediately in the income statement.

IFRS 3 (Revised) and IAS 27 (Revised) will both be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance their impact on the financial statements of the Group.

5 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2007	2006	2005

Average rates:
£/US$	2.00	1.85	1.82
£/Euro	1.46	1.47	1.46
£/Yen	235	215	200
Period end rates:
£/US$	1.99	1.96	1.72
£/Euro	1.36	1.48	1.46
£/Yen	222	233	203

GSK Annual Report 2007	99

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

6 Segment information

The Group’s primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors consist of Pharmaceuticals (prescription pharmaceuticals and vaccines) and Consumer Healthcare (oral care, OTC medicines and nutritional healthcare). The geographical sectors of the USA, Europe and International (other Rest of World markets) reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector on an appropriate basis. There are no sales between business sectors. The Group’s activities are organised on a global basis. The geographical sector figures are therefore influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements. Turnover is shown by business sector, by location of customer and by location of subsidiary. Operating profit is shown by business sector and by location of subsidiary. Other geographic information is given by location of subsidiary.

	2007	2006	2005
Turnover by business sector	£m	£m	£m

Pharmaceuticals	19,233	20,078	18,661
Consumer Healthcare	3,483	3,147	2,999

Turnover	22,716	23,225	21,660

Profit by business sector

Pharmaceuticals	6,857	7,125	6,159
Consumer Healthcare	736	683	715

Operating profit	7,593	7,808	6,874
Finance income	262	287	257
Finance costs	(453)	(352)	(451)
Share of after tax profits of associates and joint ventures:
Pharmaceuticals	50	56	52
Consumer Healthcare	–	–	–

Profit before taxation	7,452	7,799	6,732
Taxation	(2,142)	(2,301)	(1,916)

Profit after taxation for the year	5,310	5,498	4,816

Investments in associates and joint ventures by business sector

Pharmaceuticals	329	295
Consumer Healthcare	–	–

Investment in associates and joint ventures	329	295

Property, plant and equipment and other intangible assets by business sector

Additions
Pharmaceuticals	2,567	1,795
Consumer Healthcare	322	139

Total additions	2,889	1,934

Depreciation/amortisation
Pharmaceuticals	(934)	(849)
Consumer Healthcare	(88)	(109)

Total depreciation/amortisation	(1,022)	(958)

Impairment
Pharmaceuticals	(216)	(241)
Consumer Healthcare	(2)	(3)

Total impairment	(218)	(244)

Impairment reversal
Pharmaceuticals	67	61
Consumer Healthcare	–	–

Total impairment reversal	67	61

100	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

6 Segment information continued

	2007	2006
Total assets by business sector	£m	£m

Pharmaceuticals	20,231	16,936
Consumer Healthcare	3,177	2,768

Total operating assets	23,408	19,704
Investments in associates and joint ventures	329	295
Liquid investments	1,153	1,035
Derivative financial instruments	476	193
Cash and cash equivalents	3,379	2,005
Current and deferred taxation	2,254	2,309
Tangible assets held for sale	4	12

Total assets	31,003	25,553

Total liabilities by business sector

Pharmaceuticals	(7,651)	(8,148)
Consumer Healthcare	(888)	(951)

Total operating liabilities	(8,539)	(9,099)
Short-term borrowings	(3,504)	(718)
Long-term borrowings	(7,067)	(4,772)
Derivative financial instruments	(270)	(100)
Current and deferred taxation	(1,713)	(1,216)

Total liabilities	(21,093)	(15,905)

Net assets by business sector

Pharmaceuticals	12,580	8,788
Consumer Healthcare	2,289	1,817

Net operating assets	14,869	10,605
Net debt	(6,039)	(2,450)
Investments in associates and joint ventures	329	295
Derivative financial instruments	206	93
Current and deferred taxation	541	1,093
Tangible assets held for sale	4	12

Net assets	9,910	9,648

	2007	2006	2005
Turnover by location of customer	£m	£m	£m

USA	10,168	11,102	9,867
Europe	7,239	7,010	6,892
International	5,309	5,113	4,901

Turnover	22,716	23,225	21,660

GSK Annual Report 2007	101

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

6 Segment information continued

	2007	2006	2005
Turnover by location of subsidiary undertaking	£m	£m	£m

USA	10,400	11,362	10,185
Europe	14,009	14,007	12,303
International	10,911	9,349	8,547

Turnover including inter-segment turnover	35,320	34,718	31,035

USA	341	339	308
Europe	6,042	6,337	4,836
International	6,221	4,817	4,231

Inter-segment turnover	12,604	11,493	9,375

USA	10,059	11,023	9,877
Europe	7,967	7,670	7,467
International	4,690	4,532	4,316

External turnover	22,716	23,225	21,660

Operating profit by location of subsidiary undertaking

USA	2,849	2,495	2,016
Europe	3,671	2,701	2,798
International	1,073	2,612	2,060

Operating profit	7,593	7,808	6,874

Property, plant and equipment and other intangible asset additions by location

USA	1,172	637
Europe	1,456	1,020
International	261	277

Total additions	2,889	1,934

Total assets by location

USA	6,125	4,830
Europe	12,812	10,127
International	5,106	5,389
Inter-segment trading balances	(635)	(642)

Total operating assets	23,408	19,704

102	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

6 Segment information continued

	2007	2006
Net operating assets by location	£m	£m

USA	2,385	277
Europe	9,212	6,112
International	3,272	4,216

Net operating assets	14,869	10,605

UK segment

The UK is included in the Group’s Europe market region.

	2007	2006	2005
	£m	£m	£m

Turnover by location of customer	1,553	1,501	1,431

Turnover including inter-segment turnover	4,977	4,890	4,414
Inter-segment turnover	2,956	3,086	2,657

Turnover by location of subsidiary	2,021	1,804	1,757

Non-current assets	4,380	3,875

GSK Annual Report 2007	103

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

7 Restructuring costs

GSK has undertaken a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. This programme is expected to deliver total annual pre-tax savings of up to £700 million by 2010 with savings realised across the business.

In manufacturing, GSK will reduce the overall number of sites operating in its network and simplify processes and site activities to reduce over-capacity. The Group will also continue to seek opportunities to outsource the manufacturing of existing products and for low-cost sourcing of materials, whilst focusing its capability on new products.

GSK has conducted several sales force pilot initiatives to assess new sales structures and selling techniques. Results from these initiatives have provided GSK with new opportunities to evolve its traditional selling methods competitively, including adopting more tailored and customised sales approaches in both developed and emerging markets.

In R&D, GSK will continue to invest in the development of its promising late-stage pipeline and will increase investment in key areas of future growth, such as biopharmaceuticals, oncology, vaccines, neuroscience and emerging markets such as China. Cost savings in R&D will be focused on simplification and streamlining of support infrastructure.

Total one-off costs for implementation of the new programme are expected to be approximately £1.5 billion, to be incurred over the period from 2007 to 2010.

In addition, in December 2007 GSK acquired Reliant Pharmaceuticals, Inc. in the USA. A rationalisation and restructuring programme has been initiated as part of the integration of Reliant Pharmaceuticals into the Group, although no costs were incured under this programme in 2007.

	Asset	Staff
	impairment	reductions	Total
	£m	£m	£m

Cost of sales	(77)	(34)	(111)
Selling, general and administration	(1)	(136)	(137)
Research and development	(28)	(62)	(90)

Effect on profit before taxation	(106)	(232)	(338)
Effect on taxation			77

Effect on earnings			(261)

These restructuring costs are reported in the middle column of the Income statement on page 90.

8 Other operating income

	2007	2006	2005
	£m	£m	£m

Royalty and milestone income	223	112	83
Impairment of equity investments	(19)	(14)	(35)
Disposal of equity investments	32	18	15
Disposal of other assets and legal settlements	181	151	275
Fair value adjustments on derivative financial instruments	41	29	19
Other income	17	11	7

	475	307	364

Royalty and milestone income is principally a core of recurring income from the out-licensing of intellectual property. Fair value adjustments on derivative financial instruments include movements on the Quest collar and Theravance put and call options.

104	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

9 Operating profit

	2007	2006	2005
The following items have been included in operating profit:	£m	£m	£m

Employee costs (Note 10)	5,733	5,495	5,254
Advertising	744	759	697
Distribution costs	270	276	270
Depreciation of property, plant and equipment	796	732	710
Amortisation of intangible assets	226	226	194
Net foreign exchange (gains)/losses	(1)	36	(3)
Inventories:
Cost of inventories included in cost of sales	4,784	4,480	4,335
Write-down of inventories	265	146	119
Reversal of prior year write-down of inventories	(103)	(93)	(61)
Operating lease rentals:
Minimum lease payments	121	114	104
Contingent rents	13	11	12
Sub-lease payments	2	2	1
Fees payable to company’s auditor for the audit of parent company and consolidated financial statements	1.8	1.7	1.4
Fees payable to the company’s auditor and its associates for other services	14.5	15.9	13.1

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

	2007	2006	2005
Fees payable to the company’s auditor and its associates for other services	£m	£m	£m

Audit of accounts of the Group’s UK and overseas subsidiaries and related pension schemes of the company, pursuant to legislation	7.9	7.7	6.7
Other assurance services, pursuant to such legislation	2.9	4.4	2.6
Other tax services	2.5	1.9	2.3
All other services, including regulatory, compliance and treasury related services	1.2	1.9	1.5

	14.5	15.9	13.1

At 31st December 2007, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £4.1 million, comprising statutory audit £3.2 million, taxation services £0.6 million and other services £0.3 million.

Fees in respect of the GlaxoSmithKline UK pension schemes included above:

	2007	2006	2005
	£m	£m	£m

Audit	0.2	0.3	0.2
Other services	0.1	0.1	–

	0.3	0.4	0.2

GSK Annual Report 2007	105

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

10 Employee costs

	2007	2006	2005
	£m	£m	£m

Wages and salaries	4,444	4,363	4,152
Social security costs	527	461	432
Pension and other post-employment costs, including augmentations (Note 28)	313	377	350
Cost of share-based incentive plans	237	226	236
Severance and other costs from integration and restructuring activities	212	68	84

	5,733	5,495	5,254

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

	2007	2006	2005
The average number of persons employed by the Group (including Directors) during the year:	Number	Number	Number

Manufacturing	33,975	32,403	30,906
Selling, general and administration	53,707	53,665	53,634
Research and development	15,719	15,734	14,963

	103,401	101,802	99,503

The average number of Group employees excludes temporary and contract staff. The number of Group employees at the end of each financial year are given in the Financial record on page 174. The average number of persons employed by GlaxoSmithKline plc in 2007 was nil (2006 – nil).

The compensation of the Directors and Senior Management (members of the CET and the Company Secretary) in aggregate, was as follows:

	2007	2006	2005
	£m	£m	£m

Wages and salaries	16	15	17
Social security costs	1	1	1
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	15	14	15

	35	33	36

11 Finance income

	2007	2006	2005
	£m	£m	£m

Interest income arising from:
– cash and cash equivalents	98	168	167
– available-for-sale investments	49	35	15
– derivatives at fair value through profit or loss	79	59	86
– loans and receivables	27	21	8
Realised gains on liquid investments	1	1	–
Fair value adjustments on derivatives at fair value through profit or loss	–	4	(2)
Net investment hedge ineffectiveness	7	(2)	(17)
Unwinding of discounts on assets	1	1	–

	262	287	257

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest income arising from derivatives at fair value through profit or loss relates to swap interest income.

106	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

12 Finance costs

	2007	2006	2005
	£m	£m	£m

Interest expense arising on:
– financial liabilities at amortised cost	(313)	(241)	(288)
– derivatives at fair value through profit or loss	(121)	(73)	(139)
Fair value hedges:
– fair value adjustments on derivatives designated as hedging instruments	10	(31)	79
– fair value adjustments on hedged items	(8)	28	(77)
Fair value adjustments on other derivatives at fair value through profit or loss	6	1	(1)
Unwinding of discounts on provisions	(27)	(36)	(25)

	(453)	(352)	(451)

All derivatives at fair value through profit or loss except designated and effective hedging instruments are classified as held-for-trading financial instruments under IAS 39.

13 Associates and joint ventures

	2007	2006	2005
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	48	59	52
Share of after tax losses of other associates	(3)	(2)	(1)

	45	57	51
Share of after tax profits/(losses) of joint ventures	5	(1)	1

	50	56	52

Share of turnover of joint ventures	13	21	32
Sales to joint ventures and associates	9	18	48

Summarised income statement information in respect of the Group’s associates is set out below:

	2007	2006	2005
	£m	£m	£m

Total turnover	3,352	3,392	3,029
Total profit	167	315	296

GSK Annual Report 2007	107

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

14 Taxation
	2007	2006	2005
Taxation charge based on profits for the year	£m	£m	£m

UK corporation tax at the UK statutory rate	791	2,512	407
Less double taxation relief	(339)	(2,112)	(235)

	452	400	172
Overseas taxation	1,962	2,310	1,847

Current taxation	2,414	2,710	2,019
Deferred taxation	(272)	(409)	(103)

	2,142	2,301	1,916

	2007	2006	2005
Reconciliation of the taxation rate on Group profits	%	%	%

UK statutory rate of taxation	30.0	30.0	30.0
Overseas taxes	4.3	4.2	3.0
Benefit of special tax status	(3.6)	(5.2)	(2.3)
R&D credits	(1.5)	(1.3)	(1.4)
Intercompany stock profit	(0.8)	(1.9)	1.0
Impact of share based payments	0.6	0.5	(0.3)
Tax on profit of associates	(0.3)	(0.4)	(0.4)
Other differences	(0.3)	0.3	(0.4)
Prior year items	0.1	3.3	(0.7)
Restructuring	0.2	–	–

Tax rate	28.7	29.5	28.5

The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the company’s overall rate of tax is shown above. Profits arising from certain operations in Singapore, Puerto Rico and Ireland are accorded special status and are taxed at reduced rates compared with the normal rates of tax in these territories. The effect of this reduction in the taxation charge increased earnings per share by 4.9p in 2007, 7.2p in 2006 and 2.7p in 2005.

The Group is required under IFRS to create a deferred tax asset in respect of unrealised intercompany profit arising on inventory held by the Group at the year-end by applying the tax rate of the country in which the inventory is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). As a result of this difference in accounting treatment the Group tax rate under IFRS decreased by 0.8% in 2007 (2006 – 1.9% decrease, 2005 – 1.0% increase) as a result of changes in work-in-progress and finished goods.

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

The Group’s main open tax issues are in the UK, the US, Canada and Japan.

GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies (‘CFC’) matters for the years 1994 to date. HMRC have not yet formalised claims in respect of these matters and GSK is seeking to resolve them in discussions with HMRC. There continues however to be a wide difference between the Group and HMRC positions, which may ultimately need to be settled by litigation.

Following its audit of the period 2001 to 2003, the IRS has in Notices of Proposed Adjustment challenged deductions arising from intercompany financing arrangements for those years, with which GSK disagrees and which it will vigorously contest. GSK estimates that the IRS claim for tax and interest at 31st December 2007 net of federal tax relief for these years, is $680 million. GSK believes, supported by external professional advice, that this claim has no merit and that no adjustment is warranted. If, contrary to GSK’s view, the IRS prevailed in its argument before a court, the company would expect to have an additional liability for the four year unaudited period 2004-2007 proportionate to its liability for the three year audited period 2001-2003. In the event that the company is not able to resolve this issue with the IRS, a court decision would not be expected before 2010.

Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (£177 million) relating to Japanese CFC legislation. The company has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court hearing in respect of transfer pricing in the early 1990s was completed in July 2006. GSK is still awaiting the court’s judgement.

108	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

14 Taxation continued

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

No provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2007 is required in such a way that incremental tax will arise. The aggregate amount of these unremitted profits at the balance sheet date was approximately £31 billion (2006 – £26 billion).

	Payable	Recoverable	Net
Movement on current tax account	£m	£m	£m

At 1st January 2007	(621)	186	(435)
Exchange adjustments	(14)	3	(11)
Charge for the year	(2,002)	(412)	(2,414)
Cash paid	1,637	282	1,919
Transfer to/from deferred tax	122	–	122
Other movements	52	(1)	51

At 31st December 2007	(826)	58	(768)

Movement in deferred tax assets and liabilities

				Pensions &			Manu--		Share	Other
	Accelerated		Intra-	other post		Legal	facturing	Stock	option	net	Offset
Deferred taxation	capital		group	retirement	Tax	& other	restruct-	valuation	and award	temporary	within
asset/(liability)	allowances	Intangibles	profit	benefits	losses	disputes	uring	adjustments	schemes	differences	countries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax asset at 1st January 2007	24	71	934	742	98	153	74	19	157	598	(747)	2,123
Deferred tax liability at 1st January 2007	(631)	(555)	–	(4)	–	–	–	(109)	–	(43)	747	(595)

At 1st January 2007	(607)	(484)	934	738	98	153	74	(90)	157	555	–	1,528
Exchange adjustments	(11)	(19)	–	(2)	1	(2)	1	(7)	–	16	–	(23)
Credit/(charge) to income statement	25	65	187	22	(17)	19	31	(12)	(39)	(9)	–	272
Credit/(charge) to equity	–	–	19	(195)	–	–	–	–	(17)	26	–	(167)
Transfer to/from current tax	1	–	–	(107)	–	–	2	–	–	(18)	–	(122)
Acquisitions	–	(250)	–	–	55	–	–	–	–	16	–	(179)

At 31st December 2007	(592)	(688)	1,140	456	137	170	108	(109)	101	586	–	1,309

Deferred tax assets at 31st December 2007	4	94	1,140	458	137	170	108	18	101	640	(674)	2,196
Deferred tax liability at 31st December 2007	(596)	(782)	–	(2)	–	–	–	(127)	–	(54)	674	(887)

	(592)	(688)	1,140	456	137	170	108	(109)	101	586	–	1,309

The deferred tax credit to income relating to changes in tax rates is £23 million. All other deferred tax movements arise from the origination and reversal of temporary differences. Other net temporary differences include accrued expenses and other provisions.

At 31st December 2007, the Group had recognised a deferred tax asset of £137 million (2006 – £98 million) in respect of income tax losses of approximately £494 million (2006 – £348 million). Of these losses, £136 million (2006 – £100 million) are due to expire between 2008–2012, £3 million (2006 – £nil) are due to expire between 2013–2019, £327 million (2006 – £178 million) are due to expire between 2020–2028 and £28 million (2006 – £70 million) are available indefinitely. At 31st December 2007, the Group had not recognised any deferred tax asset in respect of income tax losses of approximately £3,688 million (2006 – £3,742 million), of which £62 million (2006 – £131 million) are due to expire between 2008–2019, £45 million (2006 – £21 million) are due to expire between 2020–2028 and £3,581 million (2006 – £3,590 million) which are available indefinitely. The Group had capital losses at 31st December 2007 of approximately £9 billion in respect of which no deferred tax asset has been recognised. A substantial part of both income tax and capital losses are still subject to agreement by relevant tax authorities. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.

GSK Annual Report 2007	109

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

15 Earnings per share

	2007	2006	2005
	pence	pence	pence

Basic earnings per share	94.4	95.5	82.6
Adjustment for restructuring costs	4.7

Business performance earnings per share (basic)	99.1

Diluted earnings per share	93.7	94.5	82.0
Adjustment for restructuring costs	4.6

Business performance earnings per share (diluted)	98.3

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares.

Adjusted earnings per share is calculated using business performance earnings. The calculation of business performance, a supplemental non-IFRS measure, is described in Note 1 ‘Presentation of the financial statements’.

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

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

	2007	2006	2005
Weighted average number of shares in issue	millions	millions	millions

Basic	5,524	5,643	5,674
Dilution for share options	43	57	46

Diluted	5,567	5,700	5,720

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

16 Dividends

2007	First interim	Second interim	Third interim	Fourth interim	Total

Total dividend (£m)	670	667	708	860	2,905
Dividend per share (pence)	12	12	13	16	53
Paid/payable	12th July 2007	11th October 2007	10th January 2008	10th April 2008

2006

Total dividend (£m)	619	620	671	785	2,695
Dividend per share (pence)	11	11	12	14	48
Paid	6th July 2006	5th October 2006	4th January 2007	12th April 2007

2005

Total dividend (£m)	568	567	568	791	2,494
Dividend per share (pence)	10	10	10	14	44
Paid	7th July 2005	6th October 2005	5th January 2006	6th April 2006

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2007 financial statements recognise those dividends paid in 2007, namely the third and fourth interim dividends for 2006 and the first and second interim dividends for 2007. The amounts recognised in each year are as follows:

	2007	2006	2005
	£m	£m	£m

Dividends to shareholders	2,793	2,598	2,390

110	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

17 Property, plant and equipment

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Cost at 1st January 2006	4,281	7,887	1,022	13,190
Exchange adjustments	(232)	(295)	(65)	(592)
Additions	100	403	982	1,485
Additions through business combinations	–	5	–	5
Disposals and write-offs	(44)	(578)	(5)	(627)
Reclassifications	153	358	(511)	–
Transfer to assets held for sale	(14)	(4)	–	(18)

Cost at 31st December 2006	4,244	7,776	1,423	13,443
Exchange adjustments	143	229	61	433
Additions	140	401	1,042	1,583
Additions through business combinations	1	7	–	8
Disposals and write-offs	(20)	(309)	(16)	(345)
Reclassifications	134	418	(552)	–
Transfer to assets held for sale	(8)	(25)	(2)	(35)

Cost at 31st December 2007	4,634	8,497	1,956	15,087

Depreciation at 1st January 2006	(1,290)	(4,915)	–	(6,205)
Exchange adjustments	73	196	–	269
Provision for the year	(137)	(595)	–	(732)
Disposals and write-offs	23	506	–	529
Transfer to assets held for sale	6	3	–	9

Depreciation at 31st December 2006	(1,325)	(4,805)	–	(6,130)
Exchange adjustments	(45)	(125)	–	(170)
Provision for the year	(177)	(619)	–	(796)
Disposals and write-offs	10	242	–	252
Transfer to assets held for sale	3	17	–	20

Depreciation at 31st December 2007	(1,534)	(5,290)	–	(6,824)

Impairment at 1st January 2006	(146)	(162)	(25)	(333)
Exchange adjustments	13	4	3	20
Disposals and write-offs	12	10	2	24
Impairment losses	(46)	(107)	(2)	(155)
Reversal of impairments	26	24	11	61

Impairment at 31st December 2006	(141)	(231)	(11)	(383)

Exchange adjustments	(2)	(3)	(1)	(6)
Disposals and write-offs	7	32	5	44
Impairment losses	(29)	(53)	(82)	(164)
Reversal of impairments	43	16	8	67

Impairment at 31st December 2007	(122)	(239)	(81)	(442)

Total depreciation and impairment at 31st December 2006	(1,466)	(5,036)	(11)	(6,513)
Total depreciation and impairment at 31st December 2007	(1,656)	(5,529)	(81)	(7,266)

Net book value at 1st January 2006	2,845	2,810	997	6,652

Net book value at 31st December 2006	2,778	2,740	1,412	6,930

Net book value at 31st December 2007	2,978	2,968	1,875	7,821

The net book value at 31st December 2007 of the Group’s land and buildings comprises freehold properties £2,752 million (2006 – £2,632 million), properties with leases of 50 years or more £168 million (2006 – £116 million) and properties with leases of less than 50 years £58 million (2006 – £30 million).

GSK Annual Report 2007	111

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

17 Property, plant and equipment continued

Included in land and buildings at 31st December 2007 are leased assets with a cost of £424 million (2006 – £241 million), accumulated depreciation of £198 million (2006 – £95 million) and a net book value of £226 million (2006 – £146 million). Included in plant, equipment and vehicles at 31st December 2007 are leased assets with a cost of £180 million (2006 – £263 million), accumulated depreciation of £81 million (2006 – £97 million), and a net book value of £99 million (at 1st January 2007 – £166 million). Some lease agreements include renewal or purchase options or escalation clauses.

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country specific risks. Where an impairment is indicated a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The impairment losses have been charged through cost of sales (£117 million), R&D (£44 million) and SG&A (£3 million).

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales. The principal component of the 2007 reversals relates to the Suzhou pharmaceuticals manufacturing facility, where a planned withdrawal of manufacturing of a key product has been terminated. The recoverable amount has been calculated by applying a value in use calculation and a 12% discount rate.

18 Goodwill

	2007	2006
	£m	£m

Cost at 1st January	758	696
Exchange adjustments	81	(54)
Additions through business combinations	533	126
Impairments	(2)	(10)

Cost at 31st December	1,370	758

Net book value at 1st January	758	696

Net book value at 31st December	1,370	758

The additions for the year comprise £350 million on the acquisition of Reliant Pharmaceuticals, Inc., £181 million on the acquisition of Domantis Limited and £2 million on the acquisition of Praecis Pharmaceuticals Inc. See Note 38, ‘Acquisitions and disposals’ for further details.

The impairments in the year of £2 million relate to the Europharm business located in Romania and were determined using the fair value less costs to sell model.

The carrying value of goodwill is made up of balances arising on acquisition of the following companies:

	2007	2006
	£m	£m

ID Biomedical Corporation	367	316
Reliant Pharmaceuticals, Inc.	356	–
Domantis Limited	181	–
CNS, Inc.	111	112
GlaxoSmithKline K.K.	140	134
Polfa Poznan S.A.	111	96
Corixa Corporation	24	25
Others	80	75

	1,370	758

Goodwill is allocated to cash generating units which are tested for impairment at least annually. The recoverable amounts of the cash generating units are assessed using a value in use or a fair value less costs to sell model, depending on the nature of the unit. Value in use is calculated as the net present value of the projected risk-adjusted, five-year post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks, is applied to calculate the net present value of the post-tax cash flows. Where this indicates that the recoverable value of the unit is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude. Fair value is calculated using a discounted cash flow approach, which in this case is based on the Group’s acquisition valuation model. A post-tax discount rate based on the Group’s weighted average cost of capital is applied, adjusted where appropriate for country specific risks. This rate is applied to projected risk-adjusted post-tax cash flows.

112	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

18 Goodwill continued

The cash generating units for which the carrying amount of goodwill allocated to the unit is significant in comparison with the total goodwill balance are Vaccines, Consumer Healthcare, US Pharmaceuticals, worldwide Pharmaceuticals, Japan and Poland. Total goodwill of £414 million (2006 – £362 million), principally relating to the acquisitions of ID Biomedical and Corixa, is allocated to the Vaccines unit. The recoverable value of this unit is determined using the fair value less costs to sell model. Goodwill arising on the acquisition of the minority interest in GlaxoSmithKine K.K. of £140 million (2006 – £134 million) and on the acquisition of Polfa Poznan of £111 million (2006 – £96 million) is allocated to the Japan and Poland cash generating units respectively. The recoverable value of both these units is determined using the value in use model. Goodwill arising on the acquisition of CNS, Inc. in December 2006 is allocated to the Consumer Healthcare cash generating unit. As Domantis Limited is a research operation, the goodwill arising on the acquisition has been allocated to the worldwide Pharmaceuticals cash generating unit. Goodwill arising on the acquisition of Reliant Pharmaceuticals, Inc. in December 2007 is allocated to the US Pharmaceuticals cash generating unit.

19 Other intangible assets

	Computer	Licences,	Amortised	Indefinite life
	software	patents, etc.	brands	brands	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2006	685	2,399	73	1,184	4,341
Exchange adjustments	(23)	(204)	(9)	(62)	(298)
Additions	90	138	–	–	228
Additions through business combinations	–	29	–	187	216
Disposals and asset write-offs	(37)	(80)	–	–	(117)

Cost at 31st December 2006	715	2,282	64	1,309	4,370
Exchange adjustments	9	128	(1)	44	180
Additions	85	339	203	–	627
Additions through business combinations	1	670	–	–	671
Disposals and asset write-offs	(8)	(26)	–	–	(34)
Transfer to assets held for sale	(1)	–	–	–	(1)

Cost at 31st December 2007	801	3,393	266	1,353	5,813

Amortisation at 1st January 2006	(399)	(381)	(4)	–	(784)
Exchange adjustments	13	37	1	–	51
Provision for the year	(87)	(138)	(1)	–	(226)
Disposals and asset write-offs	29	7	–	–	36

Amortisation at 31st December 2006	(444)	(475)	(4)	–	(923)
Exchange adjustments	(8)	(13)	(1)	–	(22)
Provision for the year	(80)	(141)	(5)	–	(226)
Disposals and asset write-offs	1	7	–	–	8
Transfer to assets held for sale	1	–	–	–	1

Amortisation at 31st December 2007	(530)	(622)	(10)	–	(1,162)

Impairment at 1st January 2006	(23)	(127)	–	(24)	(174)
Exchange adjustments	–	29	–	3	32
Impairment losses	(9)	(80)	–	–	(89)
Disposals and asset write-offs	8	69	–	–	77

Impairment at 31st December 2006	(24)	(109)	–	(21)	(154)
Exchange adjustments	–	(6)	–	–	(6)
Impairment losses	–	(54)	–	–	(54)
Disposals and asset write-offs	–	19	–	–	19

Impairment at 31st December 2007	(24)	(150)	–	(21)	(195)

Total amortisation and impairment at 31st December 2006	(468)	(584)	(4)	(21)	(1,077)
Total amortisation and impairment at 31st December 2007	(554)	(772)	(10)	(21)	(1,357)

Net book value at 1st January 2006	263	1,891	69	1,160	3,383

Net book value at 31st December 2006	247	1,698	60	1,288	3,293

Net book value at 31st December 2007	247	2,621	256	1,332	4,456

GSK Annual Report 2007	113

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

19 Other intangible assets continued
Amortisation and impairment have been charged in the income statement as follows:
	Amortisation	Impairment
	£m	£m

Cost of sales	32	–
Selling, general and administration	123	3
Research and development	71	51

Total amortisation and impairment	226	54

The additions through business combinations in the year of £671 million include £603 million in respect of Lovaza, acquired with the acquisition of Reliant Pharmaceuticals (see Note 38, ‘Acquisitions and disposals’). Included within other additions are internally generated costs of £41 million (2006 – £25 million) relating to computer software and £6 million (2006 – £nil) relating to other intangible assets. At 31st December 2007, the net book value included £136 million (2006 – £112 million) of internally generated costs of which £130 million (2006 – £112 million) related to computer software and £6 million (2006 – £nil) related to other intangible assets.

Amortised brands include OTC rights relating to alli, acquired from Roche, of £249 million (2006 – £51 million).

Indefinite life brands comprise a portfolio of products acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006. The book values of the major brands are as follows:

	2007	2006
	£m	£m

Panadol	330	317
Sensodyne	231	220
Breathe Right	165	169
Polident	98	93
Corega	87	83
Poligrip	60	57
Solpadeine	57	56
Others	304	293

	1,332	1,288

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment applying a fair value less costs to sell methodology, using five year post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country-specific risks. The main assumptions include future sales prices and volumes, product contribution, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdiction and the product’s useful economic life. These assumptions are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition.

20 Investments in associates and joint ventures
	Joint	Associated	2007	2006
	ventures	undertakings	Total	Total
	£m	£m	£m	£m

At 1st January	16	279	295	276
Exchange adjustments	–	(4)	(4)	(37)
Additions	–	1	1	13
Fair value adjustment	–	1	1	1
Retained (loss)/profit for the year	(1)	37	36	42

At 31st December	15	314	329	295

The principal associated undertaking is Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2007 of £299 million (2006 – £262 million) and a market value of £970 million (2006 – £987 million).

At 31st December 2007, the Group owned 18.9% of Quest (2006 – 18.7%) . Although the Group holds less than 20% of the ownership interest and voting control in Quest, the Group has the ability to exercise significant influence through both its significant shareholding and its nominated director’s active participation on the Quest Board of Directors and Board sub-committees.

114	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

20 Investments in associates and joint ventures continued

Summarised balance sheet information in respect of the Group’s associates is set out below:
	2007	2006
	£m	£m

Total assets	4,342	2,930
Total liabilities	(2,634)	(1,350)

Net assets	1,708	1,580

Group’s share of associates’ net assets	314	279

Investments in joint ventures comprise £21 million share of gross assets (2006 – £22 million) and £6 million share of gross liabilities (2006 – £6 million). These principally arise from 50% interests in two joint ventures, Shionogi-GlaxoSmithKline Holdings, L.P., which is developing specified chemical compounds, and GlaxoSmithKline Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, together with a 30% interest in another joint venture, Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical property risk.

In 2002, GSK hedged part of the equity value of its holding in Quest Diagnostics Inc. through a series of variable sale forward contracts. The contracts (‘the equity collar’) were renewed in 2006 and are structured in five series, each over two million Quest shares, and mature between 2010 and 2012. The fair value of the contracts at 31st December 2007 was a liability of $4 million (2006 – $24 million).

A second series of hedging contracts over an additional 10 million shares was entered into on 15th February 2007. These contracts are also structured in five series, each over two million Quest shares, and mature between 2013 and 2015. The fair value of the contracts at 31st December 2007 was an asset of $15 million.

21 Other investments
	2007	2006
	£m	£m

At 1st January	441	362
Exchange adjustments	12	(45)
Additions	206	57
Net fair value movements	(67)	116
Impairments	(31)	(16)
Disposals	(44)	(33)

At 31st December	517	441

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

The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £413 million (2006 – £348 million) that offer the Group the opportunity for return through dividend income and fair value gains.

On disposal of investments, fair value movements are reclassified from reserves to the income statement based on average cost.

The impairment losses recorded in the tables above have been recognised in the income statement for the year within other operating income, together with amounts recycled from the fair value reserve (Note 8, ‘Other operating income’) on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement. At 31st December 2007 impaired assets with a fair value of £97 million (2006 – £117 million) are included in other investments.

22 Other non-current assets
	2007	2006
	£m	£m

Amounts recoverable under insurance contracts	271	262
Pension schemes in surplus	255	179
Other receivables	161	167

	687	608

GSK Annual Report 2007	115

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

23 Inventories
	2007	2006
	£m	£m

Raw materials and consumables	1,105	764
Work in progress	771	626
Finished goods	1,186	1,047

	3,062	2,437

24 Trade and other receivables
	2007	2006
	£m	£m

Trade receivables	4,649	4,356
Prepaid pension contributions	1	1
Other prepayments and accrued income	238	223
Interest receivable	37	28
Employee loans and advances	55	51
Other receivables	515	578

	5,495	5,237

Trade receivables include £8 million (2006 – £13 million) due from associates and joint ventures.

	2007	2006
Bad and doubtful debt provision	£m	£m

At 1st January	104	140
Exchange adjustments	6	(9)
Charge for the year	18	12
Subsequent recoveries of amounts provided for	(28)	(38)
Utilised	(2)	(1)

At 31st December	98	104

25 Cash and cash equivalents
	2007	2006
	£m	£m

Cash at bank and in hand	627	620
Short-term deposits	2,383	1,324
Commercial paper	369	61

	3,379	2,005

26 Assets held for sale
	2007	2006
	£m	£m

Land and buildings	3	8
Plant, equipment and vehicles	1	1
Equity investments	–	3

	4	12

27 Trade and other payables
	2007	2006
	£m	£m

Trade payables	931	865
Wages and salaries	812	718
Social security	116	104
Other payables	214	272
Deferred income	48	40
Customer return and rebate accruals	973	1,119
Other accruals	1,767	1,713

	4,861	4,831

116	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

27 Trade and other payables continued

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

28 Pensions and other post-employment benefits

	2007	2006	2005
Pension and other post-employment costs	£m	£m	£m

UK pension schemes	108	159	124
US pension schemes	24	35	41
Other overseas pensions schemes	89	91	83
Unfunded post-retirement healthcare schemes	90	91	100
Other post-employment costs	2	1	2

	313	377	350

Analysed as:
Funded defined benefit/hybrid pension schemes	171	237	198
Unfunded defined benefit pension schemes	17	19	25
Unfunded post-retirement healthcare schemes	90	91	100

Defined benefit schemes	278	347	323
Defined contribution pension schemes	33	29	25
Other post-employment costs	2	1	2

	313	377	350

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	72	74	71
Selling, general and administration	129	175	177
Research and development	77	98	75

	278	347	323

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

The UK discount rate is based on the iBoxx over 15 year AA index and the US discount rate is based on corporate bond yields which reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to longer term government bond yields to give the expected rate of return on equities. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the PA92 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the medium cohort (i.e. improvements at recently observed higher levels which are assumed to continue to 2020) with minimum improvements thereafter of 1% per year for males and 0.5% for females. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.

The mortality assumptions for the UK and US schemes were set following a review in December 2007. GSK expects to review these again in December 2008.

GSK Annual Report 2007	117

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2027 for an individual then at the age of 60 is as follows:

		UK		USA

	Male	Female	Male	Female
	Years	Years	Years	Years

Current	26.8	28.0	24.4	26.1
Projected for 2027	29.2	29.8	25.9	27.0

The assets of funded schemes are generally held in separately administered trusts or are insured. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. Following an asset liability study in 2007, the Group decided to adopt a strategy to reduce gradually the allocation of investment in equities. In the UK it is proposed that the strategy will be linked to the funding levels in the schemes and this will be considered further with the trustees of the UK schemes in 2008. The allocation of equities and property in the US scheme will be reduced from 80% of the total to 60% in 2008.

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

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	UK			USA			Rest of World

	2007	2006	2005	2007	2006	2005	2007	2006	2005
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.25	4.25	4.00	5.00	5.00	5.00	3.25	3.25	3.25
Discount rate	5.75	5.00	4.75	6.00	5.75	5.50	4.75	4.25	3.75
Expected pension increases	3.25	3.00	2.75	n/a	n/a	n/a	2.00	2.00	2.00
Cash balance credit/conversion rate	n/a	n/a	n/a	4.75	4.75	4.50	1.60	1.75	1.75
Inflation rate	3.25	3.00	2.75	2.50	2.50	2.50	1.75	1.75	1.75

The amounts recorded in the income statement and statement of recognised income and expense for the three years ended 31st December 2007 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

	Pensions				Post-retirement benefits

	UK	USA	Rest of World	Group	Group
2007	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	138	60	57	255	30
Past service cost	–	(7)	1	(6)	–
Expected return on pension scheme assets	(389)	(141)	(37)	(567)	–
Interest on scheme liabilities	335	107	41	483	54
Settlements and curtailments	24	5	(6)	23	6

	108	24	56	188	90

Actuarial gains recorded in the statement of recognised income and expense	523	66	43	632	39

	Pensions				Post-retirement benefits

	UK	USA	Rest of World	Group	Group
2006	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	135	66	56	257	48
Past service cost	33	–	(2)	31	–
Expected return on pension scheme assets	(333)	(142)	(30)	(505)	–
Interest on scheme liabilities	307	113	42	462	57
Settlements and curtailments	17	(2)	(4)	11	(14)

	159	35	62	256	91

Actuarial gains recorded in the statement of recognised income and expense	111	169	10	290	139

118	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

	Pensions				Post-retirement benefits

2005	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	117	63	52	232	46
Past service cost	–	–	–	–	1
Expected return on pension scheme assets	(285)	(126)	(28)	(439)	–
Interest on scheme liabilities	276	104	34	414	53
Settlements and curtailments	16	–	–	16	–

	124	41	58	223	100

Actuarial losses recorded in the statement of recognised income and expense	(490)	(109)	(93)	(692)	(102)

The total actuarial losses recorded in the statement of recognised income and expense since 1st January 2003 amount to £18 million.

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

	UK		USA		Rest of World		Group

					Average
At 31st December 2007	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,578	8.50	1,446	7.50	223	6,247
Property	7.00	338	7.50	213	7.00	20	571
Bonds	5.00	2,322	5.00	335	4.00	430	3,087
Other assets	6.00	55	4.75	10	4.25	212	277

Fair value of assets		7,293		2,004		885	10,182
Present value of scheme obligations		(7,371)		(1,945)		(1,022)	(10,338)

		(78)		59		(137)	(156)

Included in other non-current assets		10		215		30	255
Included in pensions and other post-employment benefits		(88)		(156)		(167)	(411)

		(78)		59		(137)	(156)

Actual return on plan assets		557		187		19	763

	UK		USA		Rest of World		Group

					Average
At 31st December 2006	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,218	8.50	1,412	7.25	205	5,835
Property	7.00	210	7.50	169	6.75	11	390
Bonds	4.50	2,026	5.50	324	3.50	351	2,701
Other assets	5.00	100	5.00	48	3.75	174	322

Fair value of assets		6,554		1,953		741	9,248
Present value of scheme obligations		(7,444)		(1,949)		(952)	(10,345)

		(890)		4		(211)	(1,097)

Included in other non-current assets		–		160		19	179
Included in pensions and other post-employment benefits		(890)		(156)		(230)	(1,276)

		(890)		4		(211)	(1,097)

Actual return on plan assets		560		310		56	926

GSK Annual Report 2007	119

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

		UK		USA	Rest of World		Group

At 31st December 2005					Average
	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	7.75	3,895	8.50	1,440	7.00	192	5,527
Property	–	–	7.50	106	6.25	11	117
Bonds	4.25	1,764	5.50	352	3.50	302	2,418
Other assets	4.00	85	4.00	78	3.25	152	315

Fair value of assets		5,744		1,976		657	8,377
Present value of scheme obligations		(7,054)		(2,150)		(922)	(10,126)

		(1,310)		(174)		(265)	(1,749)

Included in other non-current assets		–		–		12	12
Included in pensions and other post-employment benefits		(1,310)		(174)		(277)	(1,761)

		(1,310)		(174)		(265)	(1,749)

Actual return on plan assets		932		129		63	1,124

					Post-retirement
				Pensions	benefits

Movements in defined benefit obligations	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Obligations at 1st January 2005	(5,735)	(1,750)	(761)	(8,246)	(1,005)
Exchange adjustments	–	(217)	14	(203)	(138)
Service cost	(117)	(63)	(52)	(232)	(47)
Interest cost	(276)	(104)	(34)	(414)	(53)
Settlements and curtailments	(16)	–	–	(16)	–
Actuarial losses	(1,137)	(112)	(128)	(1,377)	(102)
Scheme participants’ contributions	(12)	–	(3)	(15)	(9)
Benefits paid	239	96	42	377	46

Obligations at 31st December 2005	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Exchange adjustments	–	267	30	297	151
Service cost	(168)	(66)	(54)	(288)	(48)
Interest cost	(307)	(113)	(42)	(462)	(57)
Settlements and curtailments	(17)	2	12	(3)	14
Actuarial (losses)/gains	(116)	1	(16)	(131)	139
Scheme participants’ contributions	(11)	–	(3)	(14)	(8)
Benefits paid	229	110	43	382	54

Obligations at 31st December 2006	(7,444)	(1,949)	(952)	(10,345)	(1,063)

Exchange adjustments	–	34	(80)	(46)	9
Service cost	(138)	(53)	(58)	(249)	(30)
Interest cost	(335)	(107)	(41)	(483)	(54)
Settlements and curtailments	(24)	(5)	4	(25)	(6)
Actuarial gains	355	20	61	436	39
Scheme participants’ contributions	(38)	–	(5)	(43)	–
Benefits paid	253	115	49	417	44
Transfers	–	–	–	–	89

Recognised in the balance sheet at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(972)

Unrecognised past service costs	–	–	–	–	(47)

Obligations at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

The UK defined benefit schemes include defined contribution sections with obligations totalling £693 million at 31st December 2007 (2006 – £609 million, 2005 – £515 million).

120	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 8.5% (2006 – 9.25%), reducing by 0.75% per year to 5% in 2013 and thereafter. During 2007, the US post-retirement healthcare scheme was amended. The main change was an increase in the cap on company costs. At the year-end the plan obligation was £879 million. However, in accordance with IAS 19 the unvested part of a benefit improvement is not recognised immediately on the balance sheet but is recognised gradually through the income statement. At the year-end the unrecognised amount was £47 million and the amount recognised on the balance sheet was therefore £832 million (2006 – £927 million, 2005 – £1,133 million).

The Group provides certain medical benefits to disabled employees and their spouses in the USA. The obligations for these benefits which were transferred at a value of £89 million are now shown within other provisions.

The defined benefit pension obligation is analysed as follows:

	2007	2006	2005
	£m	£m	£m

Funded	(10,079)	(10,099)	(9,858)
Unfunded	(259)	(246)	(268)

	(10,338)	(10,345)	(10,126)

Post-retirement benefits are unfunded.

					Post-retirement
				Pensions	benefits

Movements in fair values of assets	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Assets at 1st January 2005	4,561	1,638	547	6,746	–
Exchange adjustments	–	200	(4)	196	–
Expected return on assets	285	126	28	439	–
Actuarial gains	647	3	35	685	–
Employer contributions	478	105	90	673	37
Scheme participants’ contributions	12	–	3	15	9
Benefits paid	(239)	(96)	(42)	(377)	(46)

Assets at 31st December 2005	5,744	1,976	657	8,377	–

Exchange adjustments	–	(255)	(30)	(285)	–
Expected return on assets	333	142	30	505	–
Settlements and curtailments	–	–	(8)	(8)	–
Actuarial gains	227	168	26	421	–
Employer contributions	468	32	106	606	46
Scheme participants’ contributions	11	–	3	14	8
Benefits paid	(229)	(110)	(43)	(382)	(54)

Assets at 31st December 2006	6,554	1,953	741	9,248	–

Exchange adjustments	–	(29)	68	39	–
Expected return on assets	389	141	37	567	–
Settlements and curtailments	–	–	2	2	–
Actuarial gains	168	46	(18)	196	–
Employer contributions	397	8	99	504	41
Scheme participants’ contributions	38	–	5	43	3
Benefits paid	(253)	(115)	(49)	(417)	(44)

Assets at 31st December 2007	7,293	2,004	885	10,182	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £693 million at 31st December 2007 (2006 – £609 million, 2005 – £515 million).

During 2007, the Group made special funding contributions to the UK pension schemes totalling £285 million (2006 – £346 million to the UK and US pension schemes). In 2006, GSK formalised an agreement with the trustees of the UK defined benefit pension schemes to make additional contributions of up to £325 million per year in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits on an IAS 19 basis.

Employer contributions for 2008, including special funding contributions, are estimated to be approximately £200 million in respect of defined benefit pension schemes and £40 million in respect of post-retirement benefits.

GSK Annual Report 2007	121

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

					Post-retirement
				Pensions	benefits

History of experience gains and losses	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

2007
Experience gains/(losses) of scheme assets (£m)	168	46	(18)	196
Percentage of scheme assets at 31st December 2007	2%	2%	2%	2%

Experience gains/(losses) of scheme liabilities (£m)	33	(30)	6	9	–
Percentage of scheme obligations at 31st December 2007	–	2%	1%	–	–

Fair value of assets	7,293	2,004	885	10,182	–
Present value of scheme obligations	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

(Deficits)/surpluses in the schemes	(78)	59	(137)	(156)	(1,019)

2006
Experience gains of scheme assets (£m)	227	168	26	421
Percentage of scheme assets at 31st December 2006	3%	9%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(37)	(16)	(42)	(95)	17
Percentage of scheme obligations at 31st December 2006	–	1%	4%	1%	2%

Fair value of assets	6,554	1,953	741	9,248	–
Present value of scheme obligations	(7,444)	(1,949)	(952)	(10,345)	(1,063)

(Deficits)/surpluses in the schemes	(890)	4	(211)	(1,097)	(1,063)

2005
Experience gains of scheme assets (£m)	647	3	35	685
Percentage of scheme assets at 31st December 2005	11%	–	5%	8%

Experience losses of scheme liabilities (£m)	(94)	(10)	(35)	(139)	(4)
Percentage of scheme obligations at 31st December 2005	1%	–	4%	1%	–

Fair value of assets	5,744	1,976	657	8,377	–
Present value of scheme obligations	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Deficits in the schemes	(1,310)	(174)	(265)	(1,749)	(1,308)

2004
Experience gains of scheme assets (£m)	196	86	23	305
Percentage of scheme assets at 31st December 2004	4%	5%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(25)	(5)	(18)	(48)	47
Percentage of scheme obligations at 31st December 2004	–	–	2%	1%	5%

Fair value of assets	4,561	1,638	547	6,746	–
Present value of scheme obligations	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Deficits in the schemes	(1,174)	(112)	(214)	(1,500)	(1,005)

2003
Experience gains of scheme assets (£m)	336	231	33	600
Percentage of scheme assets at 31st December 2003	8%	15%	7%	10%

Experience (losses)/gains of scheme liabilities (£m)	(183)	5	(19)	(197)	(123)
Percentage of scheme obligations at 31st December 2003	3%	–	3%	2%	13%

Fair value of assets	3,955	1,583	444	5,982	–
Present value of scheme obligations	(5,508)	(1,751)	(707)	(7,966)	(951)

Deficits in the schemes	(1,553)	(168)	(263)	(1,984)	(951)

122	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

28 Pensions and other post-employment benefits continued

Sensitivity analysis
Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:
£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	8
Increase in annual post-retirement benefits cost	–
Increase in pension obligation	374
Increase in post-retirement benefits obligation	29

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	17
Increase in annual post-retirement benefits cost	3
Increase in pension obligation	231
Increase in post-retirement benefits obligation	38

A 0.25% decrease in expected rates of returns on assets would have the following approximate effect:

Increase in annual pension cost	24

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	3
Increase in post-retirement benefits obligation	47

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	26
Increase in pension obligation	317

29 Other provisions

				Integration
	Legal	New Operational	Employee	and
	and other	Excellence	related	manufacturing	Other
	disputes	programme	provisions	re-organisation	provisions	Total
	£m	£m	£m	£m	£m	£m

At 1st January 2007	1,105	–	175	167	136	1,583
Exchange adjustments	(1)	6	1	2	4	12
Charge for the year	349	220	2	32	48	651
Reversed unused	(133)	–	(27)	(16)	(41)	(217)
Unwinding of discount	17	–	7	–	3	27
Utilised	(186)	(9)	(17)	(64)	(15)	(291)
Reclassifications and other movements	1	29	93	(5)	44	162

At 31st December 2007	1,152	246	234	116	179	1,927

To be settled within one year	468	212	55	75	82	892
To be settled after one year	684	34	179	41	97	1,035

At 31st December 2007	1,152	246	234	116	179	1,927

GSK Annual Report 2007	123

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

29 Other provisions continued

Legal and other disputes
GSK is involved in a number of legal and other disputes, including notification of possible claims, as set out in Note 44 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental. The company’s Directors, having taken legal and other specialist advice, have established provisions after taking into account insurance and other agreements and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements.

The discount on these provisions decreased by £10 million in 2007 (2006 - £2 million increase) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2007 includes a decrease of £34 million arising from a change in the discount rate in the year. A number of products have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.

At 31st December 2007, it is expected that £89 million (2006 – £120 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within current and non-current assets. For a discussion of legal issues, refer to Note 44 ‘Legal proceedings’.

New Operational Excellence programme
In October 2007, GSK announced a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations. This new programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately £350 million expected by 2008 and £550 million by 2009. These savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales and the associated adverse impact on GSK’s gross margin. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will be reduced or cease, are expected to be incurred mainly in 2008 and 2009. Asset retirement obligations recognised as a provision amount to £29 million in the year. Costs of asset write-downs have been recognised as impairments of property, plant and equipment.

Employee related provisions
Employee related provisions includes the exchange offer incentive programme which operated at the time of the merger to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options. The incentive is paid either when employees exercise the relevant options, or when the options lapse, up to 2010. The discount on this provision increased by £7 million in 2007 (2006 – £2 million), and was calculated using risk-free rates of return. The Group provides certain medical benefits to disabled employees and their spouses in the USA. These were transferred from post-retirement benefits at a value of £89 million during the year and are reflected in the total reclassifications and other movements figure of £162 million. At 31st December 2007, the provision for these benefits amounted to £73 million. Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Integration and manufacturing re-organisation
The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised in the remaining merger integration provision in respect of identified severances are expected to be incurred in 2008. Other smaller cost-saving initiatives since the merger are now included within this category.

30 Other non-current liabilities

	2007	2006
	£m	£m

Accruals and deferred income	68	97
Other payables	300	249

	368	346

31 Contingent liabilities

At 31st December 2007 contingent liabilities, comprising guarantees, letters of credit, discounted bills and other items arising in the normal course of business, amounted to £206 million (2006 – £258 million). At 31st December 2007, £119 million (2006 – £114 million) of financial assets were pledged as collateral for contingent liabilities. For discussions of tax and legal issues, refer to Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.

124	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

32 Net debt

	2007	2006
	£m	£m

Current assets:
Liquid investments	1,153	1,035
Cash and cash equivalents	3,379	2,005

	4,532	3,040

Short-term borrowings:
2.375% US$ Medium Term Note 2007	–	(255)
3.375% € European Medium Term Note	(736)	–
4.875% £ European Medium Term Note	(497)	–
Commercial paper	(2,064)	–
Bank loans and overdrafts	(161)	(410)
Other loans	(6)	(11)
Obligations under finance leases	(40)	(42)

	(3,504)	(718)

Long-term borrowings:
3.375% € European Medium Term Note 2008	–	(671)
4.875% £ European Medium Term Note 2008	–	(494)
3.25% € European Medium Term Note 2009	(368)	(338)
3.00% € European Medium Term Note 2012	(548)	(503)
5.125% € European Medium Term Note 2012	(1,645)	–
4.375% US$ US Medium Term Note 2014	(746)	(719)
5.625% € European Medium Term Note 2017	(912)	–
4.00% € European Medium Term Note 2025	(542)	(497)
5.25% £ European Medium Term Note 2033	(978)	(977)
5.375% US$ US Medium Term Note 2034	(249)	(253)
5.25% £ European Medium Term Note 2042	(984)	–
Loan stock	(9)	(10)
Bank loans	(1)	(1)
Other loans and private financing	(2)	(212)
Obligations under finance leases	(83)	(97)

	(7,067)	(4,772)

Net debt	(6,039)	(2,450)

Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2007, they included redeemable shares, which were 102% collateralised with highly rated bonds, of €1 billion (£736 million) (2006 – €1 billion (£676 million)) and government bonds. The effective interest rate on liquid investments at 31st December 2007 was approximately 4.9% (2006 – approximately 3.7%) . Liquid investment balances at 31st December 2007 earning interest at floating and fixed rates amount to £868 million and £285 million, respectively (2006 – £750 million and £285 million).

The effective interest rate on cash and cash equivalents at 31st December 2007 was approximately 5.0% (2006 – approximately 4.8%) . Cash and cash equivalents balances at 31st December 2007 earning interest at floating and fixed rates amount to £3,257 million and £36 million, respectively (2006 – £1,940 million and £12 million).

From July 2007 onwards, GSK tightened its criteria for holding cash equivalents and liquid investments in response to the credit crisis. GSK has suffered no loss of principal as a result of this crisis.

GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.

GSK Annual Report 2007	125

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

32 Net debt continued

Short-term borrowings
Commercial paper comprises a US $10 billion programme, of which $4.1 billion (£2.1 billion) was in issue at 31st December 2007 (2006 – nil), backed up by committed facilities of 364 days duration of $5 billion (£2.5 billion) (2006 – $900 million (£459 million)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.

The weighted average interest rate on current bank loans and overdrafts at 31st December 2007 was 4.85% (2006 – 2.4%).

Long-term borrowings
At the year-end, GSK had long-term borrowings of £7.1 billion (2006 – £4.8 billion) of which £4.4 billion (2006 – £3.2 billion) falls due in more than five years.

Long-term borrowings repayable after five years carry interest at effective rates between 4.03% and 5.66% . The repayment dates range from 2014 to 2042. The average effective interest rate of all notes at 31st December 2007 was approximately 4.8% (2006 – approximately 4.3%).

Secured loans
GSK had no loans secured by charges on non-current and current assets in the year (2006 – £nil).

	2007	2006
Finance lease obligations	£m	£m

Rental payments due within one year	45	49
Rental payments due between one and two years	40	41
Rental payments due between two and three years	26	30
Rental payments due between three and four years	11	18
Rental payments due between four and five years	5	8
Rental payments due after five years	10	14

Total future rental payments	137	160
Future finance charges	(14)	(21)

Total finance lease obligations	123	139

Finance lease obligations at 31st December 2007 bearing interest at floating and fixed rates amount to £94 million and £29 million, respectively (2006 – £93 million and £46 million).

126	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

33 Share capital and share premium account

	Ordinary shares of 25p each		Share
			Premium
	Number	£m	£m

Share capital authorised
At 31st December 2005	10,000,000,000	2,500
At 31st December 2006	10,000,000,000	2,500
At 31st December 2007	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2005	5,937,688,831	1,484	304
Issued under share option schemes	25,162,425	7	245

At 31st December 2005	5,962,851,256	1,491	549
Issued under share option schemes	28,750,592	7	309

At 31st December 2006	5,991,601,848	1,498	858
Issued under share option schemes	37,307,678	9	408
Share capital purchased and cancelled	(16,322,500)	(4)	–

At 31st December 2007	6,012,587,026	1,503	1,266

	31st December	31st December	31st December
	2007	2006	2005

Number (‘000) of shares issuable under outstanding options (Note 42)	218,182	225,163	221,293

Number (‘000) of unissued shares not under option	3,769,231	3,783,235	3,815,856

At 31st December 2007, of the issued share capital, 134,529,906 shares were held in the ESOP Trust, 504,194,158 shares were held as Treasury shares and 5,373,862,962 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trust are disclosed in Note 42, Employee share schemes’.

In July 2007, the Group increased its share buy-back programme to £12 billion, which is expected to be completed over a two-year period. The exact amount and timing of future purchases, and whether repurchased shares will be held as Treasury shares or cancelled, will be determined by the company and is dependent on market conditions and other factors. In 2007, the Group also commenced close period share buy-backs by operating under specific, irrevocable agreements put in place with its brokers prior to the start of each close period.

A total of £11.6 billion has been spent by the company between 1st January 2001 and 31st December 2007 on buying its own shares for cancellation or to be held as Treasury shares, of which £3.8 billion was spent in 2007.

28.9 million shares have been purchased and cancelled in the period 1st January 2008 to 22nd February 2008 at a cost of £323 million. All purchases were made through the publicly announced buy-back programme.

The table below sets out the monthly purchases under the share buy-back programme:

		Average share price excluding
	Number of shares	commission and stamp duty
Month	000	£

January 2007	12,090	13.87
February 2007	9,910	14.48
March 2007	23,900	13.97
April 2007	8,800	14.45
May 2007	12,886	13.78
June 2007	22,480	13.05
July 2007	3,950	12.56
August 2007	47,528	12.76
September 2007	38,512	13.21
October 2007	55,775	12.76
November 2007	32,880	12.10
December 2007	16,323	12.99

Total	285,034	13.09

Of the shares purchased in 2007, 269 million (£3,537 million) are held as Treasury shares and 16 million (£213 million) have been cancelled. For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 170.

GSK Annual Report 2007	127

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

34 Movements in equity

	Shareholders’ equity

	Share	Share	Retained	Other	Total	Minority	Total
	capital	premium	earnings	reserves	£m	interests	equity
	£m	£m	£m	£m		£m	£m

At 1st January 2005	1,484	304	4,448	(528)	5,708	217	5,925
Recognised income and expense for the year	–	–	4,426	(3)	4,423	153	4,576
Changes in minority shareholdings	–	–	(15)	–	(15)	(25)	(40)
Distributions to minority shareholders	–	–	–	–	–	(86)	(86)
Dividends to shareholders	–	–	(2,390)	–	(2,390)	–	(2,390)
Ordinary shares issued	7	245	–	–	252	–	252
Ordinary shares purchased and held as Treasury shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Ordinary shares transferred by ESOP Trusts	–	–	–	68	68	–	68
Write-down of shares held by ESOP Trusts	–	–	(155)	155	–	–	–
Share-based incentive plans	–	–	240	–	240	–	240
Tax on share based incentive plans	–	–	25	–	25	–	25

At 31st December 2005	1,491	549	5,579	(308)	7,311	259	7,570
Recognised income and expense for the year	–	–	5,248	59	5,307	88	5,395
Changes in minority shareholdings	–	–	–	–	–	2	2
Distributions to minority shareholders	–	–	–	–	–	(87)	(87)
Dividends to shareholders	–	–	(2,598)	–	(2,598)	–	(2,598)
Ordinary shares issued	7	309	–	–	316	–	316
Ordinary shares purchased and held as Treasury shares	–	–	(1,348)	–	(1,348)	–	(1,348)
Ordinary shares transferred by ESOP Trusts	–	–	–	151	151	–	151
Write-down of shares held by ESOP Trusts	–	–	(163)	163	–	–	–
Share-based incentive plans	–	–	226	–	226	–	226
Tax on share-based incentive plans	–	–	21	–	21	–	21

At 31st December 2006	1,498	858	6,965	65	9,386	262	9,648
Recognised income and expense for the year	–	–	6,104	(92)	6,012	122	6,134
Distributions to minority shareholders	–	–	–	–	–	(77)	(77)
Dividends to shareholders	–	–	(2,793)	–	(2,793)	–	(2,793)
Ordinary shares issued	9	408	–	–	417	–	417
Ordinary shares purchased and cancelled	(4)	–	(213)	4	(213)	–	(213)
Ordinary shares purchased and held as Treasury shares	–	–	(3,537)	–	(3,537)	–	(3,537)
Ordinary shares acquired by ESOP Trusts	–	–	–	(26)	(26)	–	(26)
Ordinary shares transferred by ESOP Trusts	–	–	–	116	116	–	116
Write-down of shares held by ESOP Trusts	–	–	(292)	292	–	–	–
Share-based incentive plans	–	–	237	–	237	–	237
Tax on share-based incentive plans	–	–	4	–	4	–	4

At 31st December 2007	1,503	1,266	6,475	359	9,603	307	9,910

128	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

34 Movements in equity continued

Retained earnings and other reserves amounted to £6,834 million at 31st December 2007 (2006 – £7,030 million, 2005 – £5,271 million) of which £10,358 million (2006 – £7,180 million, 2005 – £8,067 million) relates to the company and £218 million (2006 – £185 million, 2005 – £180 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is shown in the following table:

	Net translation exchange included in:

				Total
	Fair value	Retained	Minority	translation
	reserve	earnings	interest	exchange
	£m	£m	£m	£m

At 1st January 2005	–	96	(91)	5
Exchange movements on overseas net assets	14	167	22	203
Exchange movements on goodwill in reserves	–	9	–	9

At 31st December 2005	14	272	(69)	217
Exchange movements on overseas net assets	(5)	(362)	(23)	(390)
Exchange movements on goodwill in reserves	–	31	–	31

At 31st December 2006	9	(59)	(92)	(142)
Exchange movements on overseas net assets	–	408	17	425
Exchange movements on goodwill in reserves	–	(14)	–	(14)

At 31st December 2007	9	335	(75)	269

The analysis of other reserves is as follows:			Cash flow
	ESOP Trust	Fair value	hedge	Other
	shares	reserve	reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2005	(2,536)	76	2	1,930	(528)
Transferred to income and expense in the year on disposals	–	(11)	–	–	(11)
Net fair value movement in the year	–	11	(3)	–	8
Ordinary shares transferred by ESOP Trusts	68	–	–	–	68
Write-down of shares held by ESOP Trusts	155	–	–	–	155

At 31st December 2005	(2,313)	76	(1)	1,930	(308)
Transferred to income and expense in the year on disposals	–	(19)	–	–	(19)
Transferred to income and expense in the year on impairment	–	(2)	–	–	(2)
Net fair value movement in the year	–	82	(2)	–	80
Ordinary shares transferred by ESOP Trusts	151	–	–	–	151
Write-down of shares held by ESOP Trusts	163	–	–	–	163

At 31st December 2006	(1,999)	137	(3)	1,930	65
Transferred to income and expense in the year on disposals	–	(34)	–	–	(34)
Transferred to income and expense in the year on impairment	–	(12)	–	–	(12)
Net fair value movement in the year	–	(42)	(4)	–	(46)
Ordinary shares purchased and cancelled	–	–	–	4	4
Ordinary shares acquired by ESOP Trusts	(26)	–	–	–	(26)
Ordinary shares transferred by ESOP Trusts	116	–	–	–	116
Write-down of shares held by ESOP Trusts	292	–	–	–	292

At 31st December 2007	(1,617)	49	(7)	1,934	359

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2007 (2006 – £1,561 million; 2005 – £1,561 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £85 million at 31st December 2007 (2006 – £81 million, 2005 – £81 million).

GSK Annual Report 2007	129

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

35 Related party transactions

GlaxoSmithKline held an 18.9% interest in Quest Diagnostics Inc. at 31st December 2007 (2006 – 18.7%) . The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2007, Quest Diagnostics provided services of £38 million (2006 – £48 million) to the Group. At 31st December 2007 the balance payable by GlaxoSmithKline to Quest Diagnostics was £5 million (2006 – £4 million).

In 2007, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2007, GlaxoSmithKline provided services to the joint venture of £2 million (2006 – £2 million). At 31st December 2007 the balance due to GlaxoSmithKline from the joint venture was £2 million (2006 – £3 million).

Dr Shapiro, a former Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2006 – $85,000) of which $30,000 (2006 – $30,000) was in the form of ADSs, from a subsidiary of the company, for her membership of the Group’s Scientific Advisory Board. These fees are included within ‘Annual remuneration’ in the Remuneration Report on pages 71 to 86.

The aggregate compensation of the Directors, CET and Company Secretary is given in Note 10, ‘Employee Costs’.

36 Reconciliation of profit after tax to operating cash flows

	2007	2006	2005
	£m	£m	£m

Profit after tax	5,310	5,498	4,816
Tax on profits	2,142	2,301	1,916
Share of after tax profits of associates and joint ventures	(50)	(56)	(52)
Finance income/costs	191	65	194
Depreciation	796	732	710
Impairment and assets written off	206	208	193
Amortisation of intangible assets	226	226	194
Profit on sale of property, plant and equipment	–	–	(19)
Profit on sale of intangible assets	(5)	(158)	(203)
Profit on sale of equity investments	(32)	(18)	(15)
Changes in working capital:
(Increase)/decrease in inventories	(457)	(298)	47
Increase in trade and other receivables	(79)	(529)	(397)
(Decrease)/increase in trade and other payables	(187)	354	491
Decrease in pension and other provisions	(123)	(270)	(453)
Share-based incentive plans	237	226	236
Other	(95)	(78)	7

Cash generated from operations	8,080	8,203	7,665

37 Reconciliation of net cash flow to movement in net debt

	2007	2006	2005
	£m	£m	£m

Net debt at beginning of year	(2,450)	(1,237)	(1,984)
Implementation of accounting for financial instruments under IAS 39	–	–	13
Increase/(decrease) in cash and bank overdrafts	1,411	(1,956)	1,384
Cash outflow/(inflow) from liquid investments	39	55	(550)
Net increase in long-term loans	(3,276)	–	(912)
Net (increase in)/repayment of short-term loans	(1,632)	739	857
Net repayment of obligations under finance leases	39	34	36
Net non-cash funds of subsidiary undertakings acquired	–	–	(68)
Exchange adjustments	(88)	(9)	39
Other non-cash movements	(82)	(76)	(52)

Movement in net debt	(3,589)	(1,213)	747

Net debt at end of year	(6,039)	(2,450)	(1,237)

130	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

37 Reconciliation of net cash flow to movement in net debt continued

	At 31.12.06	Exchange	Other	Acquisitions	Cash flow	At 31.12.07
Analysis of changes in net debt	£m	£m	£m	£m	£m	£m

Liquid investments	1,035	79	–	–	39	1,153

Cash and cash equivalents	2,005	56	–	60	1,258	3,379
Overdrafts	(243)	(8)	–	–	93	(158)

	1,762	48	–	60	1,351	3,221

Debt due within one year:
Commercial paper	–	–	–	–	(2,064)	(2,064)
Eurobonds and Medium-Term Notes	(255)	3	(1,233)	–	252	(1,233)
Other	(220)	(12)	(1)	–	184	(49)

	(475)	(9)	(1,234)	–	(1,628)	(3,346)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(4,659)	(204)	1,173	–	(3,282)	(6,972)
Other	(113)	(2)	(21)	–	41	(95)

	(4,772)	(206)	1,152	–	(3,241)	(7,067)

Net debt	(2,450)	(88)	(82)	60	(3,479)	(6,039)

For further information on significant changes in net debt see Note 32 ‘Net debt’.

38 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:

2007
Acquisitions
Reliant Pharmaceuticals Inc.
On 18th December 2007, the Group acquired 100% of the issued share capital of Reliant Pharmaceuticals Inc., a pharmaceutical company based in the USA for a cash consideration of £814 million. The company specialises in the development and marketing of speciality medicines to combat heart disease which includes the US rights to Lovaza, a treatment for adult patients with very high levels of triglycerides. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for product growth throughout the USA and Puerto Rico and the expected synergies for the Group. Reliant Pharmaceuticals Inc. had a turnover of £276 million and a profit after tax of £8 million for the year, of which £8 million of turnover and £1 million of profit after tax related to the period since acquisition and are included in the Group accounts. The fair values set out below are based on provisional valuations and may be subject to change in the future.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	13	600	613
Property, plant and equipment	2	4	6
Other assets including cash and cash equivalents	80	16	96
Deferred tax provision	–	(175)	(175)
Other liabilities	(75)	(1)	(76)

	20	444	464
Goodwill	–	350	350

Total consideration	20	794	814

GSK Annual Report 2007	131

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

38 Acquisitions and disposals continued

Domantis Limited
On 5th January 2007, the Group acquired 100% of the issued share capital of Domantis Limited, a drug discovery company based in the UK for a cash consideration of £234 million. The company is developing the next generation of antibody therapies. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for combining the world-leading technology of Domantis with the development programme already in place within GSK to put the Group at the forefront of biotechnology. Domantis Limited had a turnover of £nil and a loss after tax of £10 million for the year, of which £nil of turnover and £9 million of loss after tax related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	51	51
Property, plant and equipment	1	–	1
Other assets including cash and cash equivalents	19	–	19
Deferred tax provision	–	(14)	(14)
Other liabilities	(4)	–	(4)

	16	37	53
Goodwill	–	181	181

Total consideration	16	218	234

Praecis Pharmaceuticals Inc.
On 16th February 2007, the Group acquired 100% of the issued share capital of Praecis Pharmaceuticals, Inc., a biopharmaceutical company based in the USA for a cash consideration of £39 million. The company has developed a more efficient method of identifying drug leads targeting human disease using proprietary technology. This transaction has been accounted for by the purchase method of accounting. Praecis Pharmaceuticals Inc. had a turnover of £nil and a loss after tax of £11 million for the year, of which £nil of turnover and £9 million of loss after tax related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	7	7
Property, plant and equipment	1	–	1
Other assets including cash and cash equivalents	25	–	25
Deferred tax asset	–	10	10
Other liabilities	(6)	–	(6)

	20	17	37
Goodwill	–	2	2

Total consideration	20	19	39

	Reliant	Domantis	Praecis	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration	814	234	39	1	1,088
Cash and cash equivalents acquired	(20)	(16)	(24)	–	(60)

Net cash payment on acquisitions	794	218	15	1	1,028

If Reliant, Domantis and Praecis had been acquired at the beginning of the year, combined Group turnover for the year would have been £22,984 million and combined Group profit for the year would have been £5,314 million.

132	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

38 Acquisitions and disposals continued

2006
Acquisitions
CNS, Inc.
On 19th December 2006, the Group acquired 100% of the issued share capital of CNS, Inc., a consumer healthcare company based in the USA for a cash consideration of £280 million. The company markets Breathe Right nasal dilator strips and FiberChoice dietary fibre supplements. These are the key intangible assets acquired and have been valued using a discounted cash flow calculation. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for expansion of the brands into other overseas markets and the expected synergies for the Group. CNS, Inc. had a turnover of £71 million (2005 – £60 million) and a profit of £11 million (2005 – profit £9 million) for 2006 of which £2 million of turnover and £nil of profit related to the period since acquisition and are included in the Group accounts.

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

			Shionogi	Pliva
		Euclid SR	GlaxoSmithKline	Research	GlaxoSmith-
	CNS	Partners, LP	Holdings, Ltd	Institute	Kline K.K.	Other	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration	280	5	8	18	157	–	468
Cash and cash equivalents acquired	(24)	–	–	(1)	–	–	(25)

Net cash payment on acquisitions	256	5	8	17	157	–	443

Net cash proceeds from disposals	–	–	–	–	–	(5)	(5)

GSK Annual Report 2007	133

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

38 Acquisitions and disposals continued

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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	115	115
Other assets	91	29	120
Other liabilities	(95)	(4)	(99)

	(4)	140	136
Goodwill	–	26	26
Existing investment	(12)	–	(12)

Total consideration	(16)	166	150

The total consideration included directly attributable costs of £1 million.

134	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

38 Acquisitions and disposals continued

Euclid SR Partners, LP
During 2005, an additional £2 million was invested in Euclid SR Partners, LP, an associate in which the Group has a 38.7% interest.

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

	GSK		GSK	GSK
	Biologicals	Aseptic	Pharma-	Consumer		Euclid		ID
Cash flows	(Shanghai)	Tech.	ceuticals	Healthcare	Ideapharm	SR	Corixa	Biomedical
	£m	£m	£m	£m	£m	£m	£m	£m	Total

Cash consideration	4	–	26	16	–	2	150	874	1,072
Cash and cash equivalents acquired	–	–	–	–	–	–	(7)	9	2

Net cash payment on acquisitions	4	–	26	16	–	2	143	883	1,074

Cash and cash equivalents disposed	–	–	–	–	2	–	–	–	2

Net cash proceeds from disposals	–	10	–	–	–	–	–	–	10

GSK Annual Report 2007	135

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

39 Commitments

	2007	2006
Contractual obligations and commitments	£m	£m

Contracted for but not provided in the financial statements:
Intangible assets	5,730	3,219
Plant, property and equipment	597	521
Investments	65	196
Purchase commitments	159	299
Business combinations	–	258
Pensions	650	975
Theravance put option agreement	–	258
Other commitments	32	65
Interest on loans	5,170	2,875
Finance lease charges	14	21

	12,417	8,687

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development and which represent the maximum that would be paid if all milestones are achieved. A number of commitments were made in 2007 under licensing and other agreements, including arrangements with Anacor Pharmaceuticals, Inc., Oncomed Pharmaceuticals, Inc., Santaris Pharma A/S and Targacept, Inc.

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

At 31st December 2006, the Group was party to a put option agreement whereby Theravance’s shareholders could sell up to half of their Theravance shares to GSK at a pre-determined price ($19.375) . Given the maximum number of shares subject to the put option, the Group’s obligation was capped at $525 million. The put option expired unexercised in August 2007.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

	2007	2006
Commitments under operating leases	£m	£m

Rental payments due within one year	101	94
Rental payments due between one and two years	76	74
Rental payments due between two and three years	58	55
Rental payments due between three and four years	41	41
Rental payments due between four and five years	33	33
Rental payments due after five years	51	77

Total commitments under operating leases	360	374

40 Post balance sheet events

On 25th January 2008, the FDA issued a not approvable letter in respect of Merck’s NDA seeking approval for over-the-counter Mevacor. This triggered repayment to GSK of the upfront fee GSK had paid to Merck in 2007 for the US OTC rights.

On 18th February 2008, GSK’s long-term Standard and Poor’s debt rating was revised from AA with negative outlook to A+ stable. Standard and Poor’s also revised GSK’s short-term rating for paper issued under the Group’s commercial paper programme from A-1+ to A-1.

136	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures

GlaxoSmithKline plc reports in Sterling and pays dividends out of sterling profits. The role of Corporate Treasury in GSK is to manage and monitor the Group’s external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 5th October 2007.

A Treasury Management Group (TMG) chaired by the Group’s Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activity. The Corporate Executive Team (CET) also review a monthly finance report which focuses on operational finance issues. The Group’s internal auditors review the Treasury internal control environment regularly.

GSK uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from those operations. Derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.

GSK does not hold or issue derivative financial instruments for speculative purposes and the Group’s Treasury policies specifically prohibit such activity. All transactions in fi nancial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Capital management
The capital structure of the Group consists of net debt (see Note 32, ‘Net debt’) and shareholders’ equity (see Note 34, ‘Movements in equity’). The Group manages its capital to ensure that entities in the Group are able to operate as going concerns and to optimise return to shareholders through an appropriate balance of debt and equity. In July 2007, GSK announced an increased share buy-back programme of £12 billion over the period to July 2009 which will result in substantially increased borrowings. The Board reviews the Group’s dividend policy and funding requirements annually.

GSK operates globally, primarily through subsidiary companies established in the markets in which the Group trades. With significant levels of patent and trademark protection the Group’s products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group’s operating subsidiaries are generally cash generative. None of the entities in the Group is subject to externally imposed capital requirements.

Operating cash flow is used to fund investment in research and development of new products as well as to make the routine outflows of capital expenditure, tax, dividends and repayment of maturing debt.

The Group’s policy is to borrow centrally, using a variety of capital market issues and borrowing facilities, to meet anticipated funding requirements.

These borrowings, together with cash generated from operations, are on-lent within the Group, contributed as equity to certain subsidiaries or used to fund the Group’s £12 billion share buy-back programme.

Liquidity risk
The Group manages its net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under the US$10 billion commercial paper programme. At 31st December 2007, the Group also had $5 billion committed undrawn bank facilities.

The Group has a European Medium Term Note programme of £10 billion, of which £7.2 billion was in issue as at 31st December 2007 and a US Shelf Registration of $5 billion; at 31st December 2007, $2.0 billion (£1.0 billion) was in issue. The TMG monitors the cashflow forecast of GSK on a monthly basis.

The Group’s long-term borrowings mature at dates between 2008 and 2042. On 18th February 2008 GSK’s long-term Standard and Poor’s debt rating was revised from AA with negative outlook to A+ stable. At this time, Standard and Poor’s also revised GSK’s short-term rating for paper issued under the Group’s commercial paper programme from A-1+ to A-1. Moody’s Investors’ Services rate GSK as A1 with negative outlook for long-term debt and P-1 for short-term debt. There has been no change to GSK’s rating from Moody’s since 25th July 2007.

In the light of likely increased commercial paper issuance resulting from the increased share buy-back programme, GSK has increased its committed bank facilities from $900 million to $5 billion. In addition, the Group maintains substantial cash and liquid investments which at 31st December 2007 amounted to £4.5 billion.

Market risk
Interest rate risk management
GSK’s policy on interest rate risk management requires the minimum amount of net borrowings at fixed rates to increase with the ratio of forecast interest payable to trading profit. The fixed to floating ratio is reviewed monthly by the TMG.

The Group uses a limited number of interest rate swaps to redenominate external borrowings into the interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

Foreign exchange risk management
Foreign currency transaction exposure arising on normal trade flows, in respect of both external and intra-Group trade, is not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into the originating currency.

The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings are swapped into other currencies as required for Group purposes.

GSK Annual Report 2007	137

Back to Contents

FINANCIALSTATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant assets. The ratio of borrowings to assets is reviewed by currency on a month by month basis by the TMG.

Credit risk
The Group considers its maximum credit risk to be £8,529 million (2006 – £7,848 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ which do not bear credit risk, and US treasury bills, bonds and notes, classified within cash and cash equivalents and liquid investments.

US treasury bills, bonds and notes are held both directly and through US Treasuries–only money market funds and bear credit exposure to the US government. See page 139 for details on the Group’s total financial assets.

Treasury-related credit risk
In 2007, credit risk increased following the global sub-prime crisis. GSK has suffered no loss of investment principal as a result of this crisis. The Group invests centrally managed liquid assets in government bonds, short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1, bank deposits, Treasuries-only money market funds with a credit rating of AAA/Aaa (Standard and Poor’s/Moody’s Investors’ Services) and other structured investments.

A report on relationship banks and their credit ratings is presented annually to the TMG for approval.

The aggregate credit risk in respect of financial instruments the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s and Standard and Poor’s.

Wholesale and retail credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 85% of the Group’s US pharmaceutical sales. At 31st December 2007, the Group had trade receivables due from these three wholesalers totalling £915 million (2006 – £1,044 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers includes review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful debts (see Note 24, Trade and other receivables’). Outside the USA no customers account for more than 5% of the trade receivables balance.

Fair value of financial assets and liabilities
The table on page 139 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31st December 2007 and 31st December 2006.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents – approximates to the carrying amount

•	Liquid investments – based on quoted market prices in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•	Other investments – investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts – based on market prices and exchange rates at the balance sheet date

•	Currency swaps – based on market data at the balance sheet date

•	Quest equity collar and Theravance put and call options – based on a Black-Scholes option pricing model which uses assumptions in respect of price volatility, dividend yield and interest rates

•	Interest rate swaps – based on the net present value of discounted cash flows

•	Receivables and payables – approximates to the carrying amount

•	Lease obligations – approximates to the carrying amount

Fair value of investments in GSK shares
At 31st December 2007, the ESOP Trusts held GSK shares with a carrying value of £1,617 million (2006 – £1, 999 million) with a fair value of £1,721 million (2006 – £2,062 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2007, GSK held Treasury shares at a cost of £6,683 million (2006 – £3,147 million) which has been deducted from retained earnings.

Committed facilities
The Group has committed facilities to back up the commercial paper programme of $5 billion (£2.5 billion) (2006 – $900 million (£459 million)) of 364 days duration, renewable annually. At 31st December 2007, undrawn committed facilities totalled $5 billion (£2.5 billion) (2006 – $900 million (£459 million)).

138	GSK Annual Report 2007

Back to Contents

FINANCIALSTATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

			2007		2006

		Carrying	Fair	Carrying	Fair
		value	value	value	value
		£m	£m	£m	£m

Cash and cash equivalents		3,379	3,379	2,005	2,005
Available-for-sale investments:
Liquid investments:
–	redeemable shares	736	736	676	676
–	government bonds	205	205	197	197
–	other	212	212	162	162

	Total liquid investments	1,153	1,153	1,035	1,035
	Other investments	517	517	441	441
Loans and receivables:
	Trade and other receivables and Other non-current assets in scope of IAS 39	5,317	5,317	4,776	4,776
Held-for-trading financial assets:
	Derivatives designated as accounting hedges	175	175	167	167
	Other derivatives	301	301	26	26

Total financial assets		10,842	10,842	8,450	8,450

Financial liabilities measured at amortised cost:
Borrowings:
–	bonds in a designated hedging relationship	(5,452)	(5,433)	(2,980)	(2,951)
–	other bonds	(2,753)	(2,599)	(1,727)	(1,768)
–	commercial paper	(2,064)	(2,064)	–	–
–	bank loans and overdrafts	(171)	(171)	(421)	(421)
–	other loans and private financing	(8)	(8)	(223)	(233)
–	obligations under finance leases	(123)	(123)	(139)	(139)

	Total borrowings	(10,571)	(10,398)	(5,490)	(5,512)
	Trade and other payables and Other non-current liabilities in scope of IAS 39	(4,450)	(4,450)	(4,609)	(4,609)
Held-for-trading financial liabilities:
	Derivatives designated as accounting hedges	(226)	(226)	(51)	(51)
	Other derivatives	(44)	(44)	(49)	(49)

Total financial liabilities		(15,291)	(15,118)	(10,199)	(10,221)

Net financial assets and financial liabilities		(4,449)	(4,276)	(1,749)	(1,771)

GSK Annual Report 2007	139

Back to Contents

FINANCIALSTATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Trade and other receivables and Other non-current assets in scope of IAS 39
The following table reconciles Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. Other assets include tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39. The financial assets are predominantly non-interest earning.

	2007	2006
	£m	£m

Trade and other receivables (Note 24)	5,495	5,237
Other non-current assets (Note 22)	687	608

	6,182	5,845

Analysed as:
Financial assets in scope of IAS 39	5,317	4,776
Other assets	865	1,069

	6,182	5,845

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been raised:

	2007	2006
	£m	£m

Past due by 1–30 days	288	156
Past due by 31–90 days	101	132
Past due by 91–180 days	97	103
Past due by 181–365 days	108	92
Past due by more than 365 days	214	132

	808	615

Amounts past due by greater than 90 days total £419 million (2006 – £327 million). Of this balance £315 million (2006 – £213 million) relates to receivables due from state hospital authorities in certain European countries. The Group has not raised bad or doubtful debt provisions against these amounts as they are considered to be recoverable.

Trade and other payables and Other non-current liabilities in scope of IAS 39
The following table reconciles Trade and other payables and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. Other liabilities include payments on account and tax and social security payables, which are outside the scope of IAS 39. The financial liabilities are predominantly non-interest bearing.

	2007	2006
	£m	£m

Trade and other payables (Note 27)	(4,861)	(4,831)
Other non-current liabilities (Note 30)	(368)	(346)

	(5,229)	(5,177)

Analysed as:
Financial liabilities in scope of IAS 39	(4,450)	(4,609)
Other liabilities	(779)	(568)

	(5,229)	(5,177)

140	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Debt interest rate repricing table
The following table sets out the exposure of the Group to interest rates on debt before and after the effect of interest rate swaps. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than obligations under finance leases.

			2007			2006

		Effect of			Effect of
		interest			interest
	Debt	rate swaps	Total	Debt	rate swaps	Total
	£m	£m	£m	£m	£m	£m

Floating and fixed rate debt less than one year	(3,455)	(746)	(4,201)	(895)	(1,883)	(2,778)
Between one and two years	(369)	–	(369)	(1,166)	1,164	(2)
Between two and three years	(1)	–	(1)	(339)	–	(339)
Between three and four years	(1)	–	(1)	(1)	–	(1)
Between four and five years	(2,194)	–	(2,194)	–	–	–
Greater than five years	(4,409)	746	(3,663)	(2,948)	719	(2,229)

Total	(10,429)	–	(10,429)	(5,349)	–	(5,349)

Original issuance profile:
Fixed rate interest	(8,204)	1,979	(6,225)	(4,721)	2,138	(2,583)
Floating rate interest	(2,225)	(1,979)	(4,204)	(628)	(2,138)	(2,766)

Total interest bearing	(10,429)	–	(10,429)	(5,349)	–	(5,349)
Non-interest bearing	(19)	–	(19)	(2)	–	(2)

	(10,448)	–	(10,448)	(5,351)	–	(5,351)

Sensitivity analysis
The sensitivity analysis has been prepared on the assumption that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31st December.

Financial instruments affected by market risk include borrowings, deposits and derivative financial instruments. The following analyses are intended to illustrate the sensitivity of such financial instruments to changes in relevant foreign exchange and interest rates.

Foreign exchange sensitivity
The table below shows the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments excluding trade payables, trade receivables, other non-derivative financial instruments not in net debt and obligations under finance leases, which do not present a material exposure. These three currencies are the major currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies over the last two years and has concluded that a 10% movement in rates is a reasonable benchmark. In this table, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

		2007		2006

	Increase	Reduction	Increase	Reduction
	in income	in equity	in income	in equity
	£m	£m	£m	£m

10% appreciation of the US dollar	38	580	35	195
10% appreciation of the Euro	1	709	–	436
10% appreciation of the Yen	–	15	–	14

A 10% depreciation of the stated currencies would have an equal and opposite effect.

The movements in the income statement relate primarily to the hedging instrument for a US dollar legal provision. Whilst this is an economic hedge, the provision is not a financial instrument and therefore is not included in the table above.

The movements in equity relate to foreign exchange positions used to hedge Group assets denominated in US dollar, Euro and Yen. Therefore, a depreciation on the currency swap would give rise to a corresponding appreciation on the Group asset. Foreign exchange sensitivity on Group assets other than financial instruments is not included above.

GSK Annual Report 2007	141

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Interest rate sensitivity
The table below shows the Group’s sensitivity to interest rates on its floating rate Sterling, US dollar and Euro financial instruments, being the currencies in which GSK has historically issued debt and held investments. GSK has considered movements in these interest rates over the last two years and has concluded that a 1% increase is a reasonable benchmark. Debt with a maturity of less than one year is floating rate for this calculation. A 1% movement in interest rates is not deemed to have a material effect on equity.

	2007	2006
	Increase/(decrease)	Increase/(decrease)
	in income	in income
	£m	£m

1% increase in Sterling interest rates	1	3
1% increase in US dollar interest rates	(16)	(8)
1% increase in Euro interest rates	3	2

A 1% decrease in these interest rates would have an equal and opposite effect. Interest rate movements on obligations under finance leases, foreign currency and interest rate derivatives, trade payables, trade receivables and other financial instruments not in net debt do not present a material exposure to the Group’s balance sheet based on a 1% increase or decrease in these interest rates.

Contractual cash flows for non-derivative financial liabilities and derivative instruments
The following is an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for obligations under finance leases. Interest is calculated based on debt held at 31st December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31st December.

				Finance charge	Trade and
			Obligations	on obligations	other
		Interest on	under finance	under finance	payables not
	Debt	debt	leases	leases	in net debt	Total
At 31st December 2007	£m	£m	£m	£m	£m	£m

Due less than one year	(3,466)	(412)	(40)	(5)	(4,330)	(8,253)
Between one and two years	(368)	(339)	(37)	(3)	(75)	(822)
Between two and three years	(10)	(327)	(24)	(2)	(15)	(378)
Between three and four years	–	(327)	(9)	(2)	(3)	(341)
Between four and five years	(2,206)	(327)	(4)	(1)	(1)	(2,539)
Greater than five years	(4,478)	(3,563)	(9)	(1)	(26)	(8,077)

Gross contractual cash flows	(10,528)	(5,295)	(123)	(14)	(4,450)	(20,410)

				Finance charge	Trade
			Obligations	on obligations	and other
		Interest on	under finance	under finance	payables not
	Debt	debt	leases	leases	in net debt	Total
At 31st December 2006	£m	£m	£m	£m	£m	£m

Due less than one year	(677)	(209)	(42)	(7)	(4,534)	(5,469)
Between one and two years	(1,179)	(205)	(36)	(5)	(55)	(1,480)
Between two and three years	(339)	(158)	(27)	(3)	(15)	(542)
Between three and four years	(11)	(147)	(15)	(3)	(2)	(178)
Between four and five years	–	(147)	(7)	(1)	–	(155)
Greater than five years	(3,242)	(2,082)	(12)	(2)	(3)	(5,341)

Gross contractual cash flows	(5,448)	(2,948)	(139)	(21)	(4,609)	(13,165)

The following table provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31st December.

		2007		2006

	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m

Less than one year	23,784	(23,630)	13,980	(13,988)
Between one and two years	389	(323)	536	(428)
Between two and three years	10	(14)	350	(304)
Between three and four years	34	(39)	1	(9)
Between four and five years	216	(246)	24	(32)
Greater than five years	–	(5)	–	(21)

Gross contractual cash flows	24,433	(24,257)	14,891	(14,782)

142	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Derivative financial instruments and hedging programmes
The following table sets out the principal amounts and fair values of derivatives held by GSK.

			2007			2006
			Fair value			Fair value

	Principal			Principal
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Cash flow hedges:
Cross currency swaps	368	57	–	338	44	–
Fair value hedges:
Interest rate swaps	1,989	7	(6)	2,196	6	(51)
Net investment hedges:
Foreign exchange contracts	(9,553)	–	(220)	(5,049)	11	–
Cross currency swaps	388	111	–	394	106	–

Derivatives designated as accounting hedges	(6,808)	175	(226)	(2,121)	167	(51)

Foreign exchange contracts	10,156	287	(40)	5,510	9	(25)
Equity related instruments:
Options and warrants	4	4	–	407	13	(12)
Equity collar	532	7	(2)	270	–	(12)
Embedded derivatives	92	3	(2)	43	4	–

Other derivatives	10,784	301	(44)	6,230	26	(49)

Total derivative instruments	3,976	476	(270)	4,109	193	(100)

Analysed as:
Current		475	(262)		80	(40)
Non-current		1	(8)		113	(60)

Total		476	(270)		193	(100)

Derivative financial instruments
The principal amount on foreign exchange contracts is calculated based on outstanding positions at the balance sheet date, calculated net by currency and buy/sell side position. The majority of contracts are for periods of 12 months or less.

Included in ‘Equity related instruments’ above are variable sale forward contracts in Quest Diagnostics, Inc. and various equity warrants. At 31st December 2006 the Group also held put and call options in Theravance, Inc. Further information on the Quest and Theravance derivatives is provided below.

In 2002, GSK hedged part of the equity value of its holdings in Quest, an associated undertaking, through a series of variable sale forward contracts. The contracts (‘the equity collar’) were renewed in 2006 and are structured in five series, each over two million Quest shares, and mature between 2010 and 2012. The fair value of the contracts at 31st December 2007 was a liability of $4 million (£2 million) (2006 – $24 million (£12 million)). A second series of hedging contracts over an additional 10 million shares was entered into on 15th February 2007. These contracts are also structured in five series, each over two million Quest shares, and mature between 2013 and 2015. The fair value of the contracts at 31st December 2007 was an asset of $15 million (£7 million).

At 31st December 2006 the Group held a put option agreement whereby Theravance’s shareholders could sell up to half of their Theravance shares to GSK at a pre-determined price. At 31st December 2006, this option was recorded as a liability of $19 million (£10 million). This option expired unexercised in August 2007.

At 31st December 2006, the Group held a call option agreement whereby it could purchase half of the outstanding Theravance shares in issue at a pre-determined price. At 31st December 2006, this option was recorded as an asset of $15 million (£8 million). This option expired unexercised in July 2007.

At 31st December 2007, the Group held outstanding foreign exchange contracts consisting primarily of currency swaps with a total fair value of £247 million (2006 – £16 million liability). These represent hedges of intercompany loans and deposits, but are not designated as accounting hedges. Changes in fair value are taken to profit and loss in the period to offset the exchange gains and losses on the related inter-company lending and borrowing.

GSK Annual Report 2007	143

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

41 Financial instruments and related disclosures continued

Cash flow hedges
The Group has entered into a cross currency swap and designated it a cash flow hedge converting fixed Euro interest, payable annually, to fixed Yen payments. The bond matures in 2009. The risk being hedged is the variability of cash flows arising from currency fluctuations. No ineffectiveness is assumed on the hedge.

All cash flows relating to the hedge are expected to occur within the next two years. The amounts recognised in equity are recycled to the income statement to offset the exchange gains or losses in the same period on the underlying bond as a result of revaluation at the balance sheet date.

The amount recognised in equity in 2007 for cross currency interest rate swaps was £10 million credit (2006 – £30 million credit). The amount recycled from equity to the income statement in 2007 for cross currency interest rate swaps to offset the exchange loss on the underlying bond recognised in the income statement was £14 million (2006 – £32 million). The net fair value movements on cash flow hedges are disclosed in the Consolidated statement of recognised income and expense.

Fair value hedges
The Group has designated interest rate swaps and the interest element of one of its two cross currency swaps as a fair value hedge. The risk being hedged is the variability of the fair value of the bonds arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance costs’.

Net investment hedges
Foreign exchange contracts and the currency element of one of the Group’s two cross currency swaps have been designated as net investment hedges in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its US dollar, Euro and Yen foreign operations. In addition, Euro loan capital issued during the year of €3.5 billion, and €750 million from previous years, has been designated as a non-monetary net investment hedge in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its Euro operations. Net investment hedge ineffectiveness is disclosed in Note 11, ‘Finance income’.

42 Employee share schemes

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

Share options awarded to the Directors and, with effect from the 2004 grant, the CET are subject to performance criteria.

144	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

42 Employee share schemes continued

Option pricing
For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2005, 2006 and 2007 are as follows:

	2007	2006	2005

Risk-free interest rate	4.7% – 5.3%	4.2% – 5.0%	4.0% – 4.8%
Dividend yield	4.0%	3.3%	3.0%
Volatility	17% – 25%	18% – 29%	21% – 28%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option schemes	3 years	3 years	3 years
Weighted average share price for grants in the year:
Ordinary shares	£14.41	£14.64	13.15
ADSs	$57.59	$51.40	47.42

Volatility was determined based on the three year share price history. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

			Share option				Share option				Savings-related
Options outstanding		schemes - shares					schemes - ADSs				share option schemes

			Weighted	Weighted			Weighted	Weighted			Weighted	Weighted
	Number		exercise	fair	Number		exercise	fair	Number		exercise	fair
	000		price	value	000		price	value	000		price	value

At 1st January 2005	197,781		£14.92		110,479		$46.57		10,141		£9.44
Options granted	516		£12.57	£2.76	956		$45.66	$9.90	5,167		£11.45	£3.68
Options exercised	(10,483)		£9.91		(7,537)		$38.83		(5,732)		£9.16
Options lapsed	(20,888)		£17.16		(8,306)		$50.26		(810)		£11.02

At 31st December 2005	166,926		£14.97		95,592		$46.86		8,766		£10.66
Options granted	9,776		£14.78	£3.53	7,940		$51.36	$11.59	2,069		£11.40	£3.41
Options exercised	(13,244)		£11.66		(13,310)		$41.78		(2,009)		£9.48
Options lapsed	(6,755)		£15.35		(1,791)		$46.88		(653)		£10.97

At 31st December 2006	156,703		£15.22		88,431		$48.02		8,173		£11.11
Options granted	10,587		£14.82	£3.07	8,624		$57.58	$10.93	3,212		£10.50	£2.87
Options exercised	(9,863)		£12.10		(18,149)		$44.27		(1,140)		£9.74
Options lapsed	(8,386)		£15.64		(1,632)		$50.90		(1,707)		£11.33

At 31st December 2007	149,041		£15.38		77,274		$49.91		8,538		£11.02

Range of exercise prices	£10.76	–	£19.77		$37.09	–	$61.35		£9.52	–	£11.45

Weighted average remaining contractual life		4.32 years				5.14 years				2.2 years

GSK Annual Report 2007	145

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

42 Employee share schemes continued

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

Options outstanding		Share option			Share option			Savings-related
at 31st December 2007		schemes - shares			schemes - ADSs			share option schemes

		Weighted	Latest		Weighted	Latest			Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	000	price	date	000	price	date	000	price	date

1998	13,609	£16.91	23.11.08	4,137	$54.42	23.11.08	–	–	–
1999	14,477	£18.19	01.12.09	6,695	$60.18	24.11.09	–	–	–
2000	14,012	£14.90	11.09.10	310	$58.88	09.08.10	–	–	–
2001	39,870	£18.12	28.11.11	23,532	$51.84	28.11.11	–	–	–
2002	16,817	£11.96	03.12.12	6,712	$37.64	03.12.12	–	–	–
2003	22,151	£12.67	15.12.13	11,877	$43.54	15.12.13	–	–	–
2004	8,273	£11.23	03.12.14	7,664	$43.19	02.12.14	307	£9.52	31.05.08
2005	195	£13.06	01.11.15	439	$47.33	01.11.15	3,689	£11.45	31.05.09
2006	9,245	£14.69	28.11.16	7,445	$51.29	28.07.16	1,373	£11.40	31.05.10
2007	10,392	£14.81	25.07.17	8,463	$57.58	25.07.17	3,169	£10.50	31.05.11

Total	149,041	£15.38		77,274	$49.91		8,538	£11.02

All of the above options are exercisable, except all options over shares and ADSs granted in 2005, 2006 and 2007 and the savings-related share options granted in 2005, 2006 and 2007.

There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable	Share option		Share option		Savings-related
at 31st December 2007	schemes - shares		schemes - ADSs		share option schemes

		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	000	price	000	price	000	price

At 31st December 2005	128,316	£15.77	64,265	$48.56	1,429	£9.16
At 31st December 2006	137,983	£15.51	71,238	$48.32	179	£10.20
At 31st December 2007	129,209	£15.47	60,927	$48.70	307	£9.52

146	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

42 Employee share schemes continued

GlaxoSmithKline share award schemes
Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50% of the award. For awards granted in 2003, the first part of the condition compares GSK’s Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. For awards granted in 2004, and subsequent years, the first part of the condition compares GSK’s TSR over the period with the TSR of 13 pharmaceutical companies in the comparator group over the same period. For all awards, the second part of the performance condition compares GSK’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period. Awards granted to Directors and members of the CET from 15th December 2003 are subject to a single performance condition which compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period.

	Shares	Weighted	ADSs	Weighted
Number of shares and ADSs issuable	Number (000)	fair value	Number (000)	fair value

At 1st January 2005	4,349		3,355
Awards granted	130	£9.02	88	$32.34
Awards exercised	(375)		(199)
Awards cancelled	(477)		(237)

At 31st December 2005	3,627		3,007
Awards granted	2,068	£10.06	1,452	$35.13
Awards exercised	(438)		(187)
Awards cancelled	(501)		(238)

At 31st December 2006	4,756		4,034
Awards granted	2,071	£10.26	1,501	$34.87
Awards exercised	(147)		(77)
Awards cancelled	(949)		(1,131)

At 31st December 2007	5,731		4,327

Share Value Plan
The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

	Shares	Weighted	ADSs	Weighted
Number of shares and ADSs issuable	Number (000)	fair value	Number (000)	fair value

At 1st January 2005	4,419		3,562
Awards granted	403	£12.00	511	$44.39
Awards exercised	(138)		(143)
Awards cancelled	(170)		(81)

At 31st December 2005	4,514		3,849
Awards granted	4,759	£13.45	4,126	$52.53
Awards exercised	(131)		(66)
Awards cancelled	(348)		(280)

At 31st December 2006	8,794		7,629
Awards granted	5,155	£13.22	4,231	$52.08
Awards exercised	(3,643)		(3,038)
Awards cancelled	(672)		(539)

At 31st December 2007	9,634		8,283

GSK Annual Report 2007	147

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

42 Employee share schemes continued

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

Shares held for share award schemes	2007	2006

Number of shares (‘000)	45,247	37,508

	£m	£m

Nominal value	11	9
Carrying value	242	196
Market value	579	504

Shares held for share option schemes	2007	2006

Number of shares (‘000)	89,283	115,943

	£m	£m

Nominal value	22	29
Carrying value	1,375	1,803
Market value	1,142	1,558

148	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

43 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2007. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary undertaking	Segment	Activity	%

England	Brentford	+GlaxoSmithKline Holdings Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s

	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph	f
	Brentford	SmithKline Beecham p.l.c.	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Greenford	Glaxo Group Limited	Ph	h
	Greenford	Glaxo Operations UK Limited	Ph	p
	Brentford	Glaxo Wellcome International B.V. (i)	Ph,CH	h
	Brentford	Glaxo Wellcome Investments B.V. (i)	Ph,CH	h
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	SmithKline Beecham (Investments) Limited	Ph,CH	f
	Brentford	Setfirst Limited	Ph,CH	h
	Greenford	The Wellcome Foundation Limited	Ph	p
	Cambridge	Domantis Limited	Ph	d r
	Brentford	SmithKline Beecham Overseas Limited	Ph	h
	Brentford	SmithKline Beecham Holdings (UK) Limited	Ph	h
	Brentford	GlaxoSmithKline (Netherlands) B.V. (i)	Ph	h

Austria	Vienna	GlaxoSmithKline Pharma G.m.b.H	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Denmark	Orestadt	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m p r s

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m

Guernsey	St. Peter Port	Setfirst (No.2) Limited	Ph,CH	h

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	h m
	Verona	GlaxoSmithKline Manufacturing S.p.A.	Ph	p

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.	Ph,CH	f h

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Utrecht	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

GSK Annual Report 2007	149

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

43 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	p	97
	Poznan	GSK Services Sp.z.o.o	Ph	m
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	CH	m e

Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	p r
Ireland	Cork	GlaxoSmithKline Trading Services Limited (ii)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited	Ph	m

Russian	Moscow	GlaxoSmithKline Trading ZAO	Ph	m
Federation	Moscow	GlaxoSmithKline Healthcare ZAO	CH	m

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m
	Aranda de Duero	Glaxo Wellcome S.A.	Ph	p

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Hamilton	Corixa Corporation	Ph	m p
	Pittsburgh	CNS, Inc.	CH	m
	Philadelphia	SmithKline Beecham Corporation	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Liberty Corner	Reliant Pharmaceuticals, Inc.	Ph	m r
	Wilmington	GlaxoSmithKline Capital Inc.	Ph	f

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Oakville	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation	Ph	d m p r
	Laval	ID Biomedical Corporation of Quebec	Ph	d m p r

Asia Pacific

Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r

China	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	d m p r	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	m p	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
	Petaling Jaya	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxochem Pte Ltd	Ph	h
	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	m

150	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

43 Principal Group companies continued

Asia Pacific	Location	Subsidiary undertaking	Segment	Activity	%

South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph	m p

Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

Japan

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Ltda	Ph,CH	e m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m
	Cidra	SB Pharmco Puerto Rico Inc.	Ph	p

Venezuela	Caracas	GlaxoSmithKline Venezuela C.A.	Ph,CH	m

Middle East &
Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	91

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Ltd	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph	m p

USA	Location	Associated undertaking	Business		%

USA	Madison	Quest Diagnostics Incorporated (iv)	Clinical testing		19

i)	Incorporated in the Netherlands.

ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

iii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act 1985 on the grounds of dominant influence.

iv)	Equity accounted on the grounds of significant influence.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

Key

Business segment: Ph Pharmaceuticals, CH Consumer Healthcare

Business activity: d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies. Each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc.

GSK Annual Report 2007	151

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations and related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Notes 2 and 29. The Group may make additional significant provisions for such legal proceedings as required in the event of further developments in these matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence may occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and/or cash flows.

Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute. The Group has established an actuarially determined provision for product liability claims incurred but not yet reported as described in Note 29, ‘Other provisions’. At 31st December 2007, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The most significant of those matters are described below.

Intellectual property
Advair/Seretide
In September 2004, the Group applied to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. This followed an internal review which concluded that the language in the patent may not have accurately described all of the circumstances of the invention and may not have claimed the invention as precisely as it could. The objective of seeking re-issuance was to strengthen the protection afforded by the patent. The USPTO reissued the patent in February 2008. The reissued patent has the same September 2010 expiration date as the original composition patent and is listed in the register of pharmaceutical patents maintained by the US FDA, the Orange Book.

In October 2007, the Group filed a complaint with the Patent Dispute Chamber of the Regional Court in Düsseldorf, Germany against Neolab (UK) for infringement of its German patent claiming compositions containing the combination of salmeterol and fluticasone propionate as used in Seretide (known as Viani in Germany).

The complaint is based on a threat to market a salmeterol/fluticasone combination product in Germany prior to patent expiry. The basic patent covering the combination product in Seretide expires in September 2010 but is subject to a Supplementary Protection Certificate which extends protection until September 2013. The action is in its early stages.

Argatroban
In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the US District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering argatroban. Pursuant to a license from Mitsubishi, Encysive has developed argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the US FDA. Encysive has licensed the US marketing rights to argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr had filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. FDA approval of that ANDA is stayed until the earlier of May 2010 or resolution of the patent infringement action. The case is in its early stages.

Avandia, Avandamet and Avandaryl
In August 2003, the Group filed an action in the US District Court for the District of New Jersey against Teva Pharmaceuticals USA Inc. for infringement of the Group’s patent relating to the maleate salt form of rosiglitazone, the active ingredient in Avandia, which expires in 2015. In September 2003, the Group filed a comparable action in same court against Dr. Reddy’s Laboratories, alleging infringement of the same patent. Those actions were filed in response to ANDA filings with the FDA by Dr. Reddy’s Laboratories and Teva with certifications that the Group’s maleate salt patent was invalid, unenforceable, or not infringed. Teva subsequently filed a similar certification challenging the Group’s basic compound patent for rosiglitazone, and in January 2004 the Group commenced an action against Teva in the same court for infringement of that patent.

In January 2005, the Group filed an action in the US District Court for the District of New Jersey against Teva for infringement of the same two patents – the basic compound and maleate salt patents for rosiglitazone. Teva had filed an ANDA with the FDA for a generic version of Avandamet with a certification that those patents were invalid, unenforceable, or not infringed.

In May 2007, the Group filed an action in the US District Court for the District of New Jersey against Teva for infringement of the Group’s patent related to the maleate salt form of rosiglitazone, and the Group’s basic patent for rosiglitazone. Teva had filed an ANDA with the FDA for a generic version of Avandaryl with a certification that those patents were invalid, unenforceable, or not infringed.

In June 2007, the Group voluntarily dismissed its infringement claims in respect of the patent covering the maleate salt form of rosiglitazone. Since Dr. Reddy’s had not challenged the basic compound patent, the dismissal of the maleate salt claim dismissed all claims against Dr. Reddy’s in respect of Avandia.

152	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

With respect to the Group’s patent infringement actions against Teva in respect of the basic compound and maleate salt form patents, in August 2007 the parties reached a settlement which provides that Teva may enter the US market with its generic versions of Avandia, Avandamet and Avandaryl oral tablets late in the first quarter 2012. Other terms of the settlement remain confidential.

Avodart
In February 2008, the Group filed an action in the US District Court for the District of Delaware against Barr Laboratories for infringement of the basic patent covering the active ingredient in Avodart and the compound generally and its use to treat benign prostate hypertrophy (BPH). The basic compound patent expires in November 2015 and the other two patents expire in September 2013. Barr had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of all three patents. FDA approval of Barr’s ANDA is stayed until the earlier of July 2010, or resolution of the patent infringement action. The case is in its early stages.

Boniva
In September 2007, Roche Laboratories commenced actions in the US District Court for the District of New Jersey against seven generic drug manufacturers, and in the US District Court for the Northern District of Illinois against an eighth such manufacturer in each case alleging infringement of Roche patents relating to Boniva tablets. Each of the defendants had filed an ANDA with the FDA with a certification of invalidity, unenforceability or non-infringement of at least one of the Roche patents. Only one manufacturer has challenged the basic compound patent which expires in March 2012. Final FDA approval of those ANDAs is stayed until the earlier of November 2010 or resolution of the relevant patent infringement action. The Group participates in the marketing of Boniva pursuant to a co-promotion agreement with Roche. The cases are in their early stages.

Combivir
In November 2007, the Group filed an action in the District Court for the District of Delaware against Teva Pharmaceuticals for infringement of one of its patents relating to Combivir. The patent, which covers the combination of AZT and lamivudine to treat HIV, expires in May 2012. Teva had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of that combination patent. Teva did not challenge two other patents relating to Combivir that expire in 2010 and 2016. The case is in its early stages.

Coreg CR
In February 2008, the Group filed an action in the US District Court for the Eastern District of Pennsylvania against United Research Laboratories Inc./Mutual Pharmaceuticals Company, Inc. in respect of the Group’s patent relating to the crystalline salt form of carvedilol, the active ingredient in Coreg CR. URL/ Mutual had filed an ANDA with the FDA with a certification of invalidity, unenforceability and non-infringement of the patents covering the crystalline salt form and delayed release technology used for manufacturing that product which expire in 2023 and 2016, respectively. In January 2008, the USPTO reissued the Group’s patent on a method of use for administration of carvedilol with other therapeutic agents. The re-issued patent, which has been listed in the Orange Book, expires in 2016.

The Group’s action against URL/Mutual was amended to include a claim for infringement of the re-issued patent. FDA approval of URL/ Mutual’s ANDA is stayed until the earlier of June 2010 or resolution of the patent infringement action, but in no event can such approval issue prior to the expiration of the data exclusivity period in April 2010. The case is in its early stages.

Paxil/Seroxat
In the USA a number of distributors of generic drugs filed applications with the FDA to market generic versions of Paxil/Seroxat (paroxetine hydrochloride) prior to the expiration in 2007 of the Group’s patent on paroxetine hyrdrochloride hemihydrate. In response the Group filed a number of patent infringement actions, all of which have concluded or been resolved except as described below. One distributor, Apotex, launched its generic product in the USA in September 2003. Additional generic products were launched by other defendants after March 2004.

The Group had filed two separate patent infringement actions against Apotex, one in the US District Court for the Northern District of Illinois and the other in the Eastern District of Pennsylvania. After appeals by the Group to the US Court of Appeals for the Federal Circuit (CAFC), which hears all appeals from US District Courts on patent matters, in each of these cases, and a remand of the matter to the same panel on one case, the relevant claim of the patent on paroxetine hydrochloride hemihydrate was ruled invalid. Other claims of other patents have been ruled invalid and/or not infringed, in some cases with appeals pending or planned, and other claims are pending trial.

In Europe, generic products containing paroxetine hydrochloride are now on the market in most European countries. Whilst some of these products are the subject of continuing litigation, most actions have now been concluded or settled. With respect to two manufacturers, Synthon BV and FAL, litigation is ongoing and counterclaims for unfair competition have been asserted against the Group.

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

Paxil CR
In November 2005, Mylan Pharmaceuticals filed an ANDA for Paxil CR (paroxetine hydrochloride controlled release formulation) with a certification of invalidity, unenforceability and non-infringement of several patents listed in the FDA Orange Book. There was no such certification in respect of the patent covering paroxetine hydrochloride hemihydrate, which Mylan admitted is the active ingredient in its product. That patent expired in June 2007, after giving effect to a grant of paediatric exclusivity by the FDA. As the Group did not file a patent infringement action against Mylan within the 45-day period provided under Hatch-Waxman, there is no 30-month stay of FDA approval of the Mylan ANDA.

A new US patent covering a delayed and controlled release formulation of paroxetine hydrochloride (Paxil CR) was issued to the Group in June 2007 and listed in the FDA Orange Book and thereafter the Group filed an action in the US District Court for the District of New Jersey against Mylan for infringement of that newly issued patent.

GSK Annual Report 2007	153

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

Subsequently, the parties reached a settlement which permits Mylan to enter the market for all strengths of Paxil CR no later than 1st October 2008. Other terms of the settlement remain confidential.

Requip
In April 2005, the Group commenced an action in the US District Court for the District of Delaware against Teva Pharmaceutical USA Inc. alleging infringement of the Group’s compound patent for ropinirole hydrochloride (the active ingredient in Requip) and a method of use patent for treatment of Parkinson’s disease, both of which are listed in the FDA Orange Book. The compound patent expired in December 2007 and the method of use patent expires in May 2008. The defendant had filed an ANDA with the FDA with a certification that those patents were invalid, unenforceable, or not infringed. In December 2006, the judge ruled at the conclusion of the trial that the Group’s patent on the method of use of ropinirole to treat Parkinson’s disease is novel and nonobvious rejecting Teva’s claims on those grounds. Teva’s original challenge to the Group’s basic compound patent was withdrawn, and Teva has accepted that the FDA will not approve its product prior to expiration of that patent. In addition, Teva has stipulated that the Group’s method of use patent is valid and enforceable and that Teva’s generic version would infringe. Teva has waived its right to appeal the December 2006 judgement in favour of the Group and has agreed to wait until the expiration of the Group’s patent in May 2008 before launching their generic product.

Valtrex
 In May 2003, the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valacyclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification that the Group’s compound patent was invalid, unenforceable or not infringed. The case has been settled on terms that permit Ranbaxy to enter the market in late 2009 (taking into account expected paediatric exclusivity with respect to the Group’s basic composition of matter patent).

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

In March 2007, Biovail announced, following a review by the US Federal Trade Commission (FTC) that was requested by the parties, a comprehensive settlement with Anchen Pharmaceuticals, Impax Laboratories, Watson Pharmaceuticals and Teva Pharmaceutical Industries. Certain aspects of the settlements remain confidential but the parties did disclose that, with defined exceptions, Anchen, Impax, Watson and Teva may not market a generic version of the 150mg strength of Wellbutrin XL until 2008.

The FDA has given final approval to Anchen’s ANDA for its generic version of Wellbutrin XL and to Impax for a generic 300mg tablet product. The 300mg generic product was launched in the USA at the end of December 2006. No generic version of the 150mg tablet has been launched as of the date of this report.

USPTO Action
In October 2007, the Group filed an action against the US Patent and Trademark Office in the US District Court for the Eastern District of Virginia requesting the court to enjoin the Office from implementing new regulations affecting substantive rights related to the filing and obtaining of patents. Those regulations were due to become effective on 1st November 2007. In October 2007, the court issued an order enjoining implementation of the rules until a full hearing could be held on the parties’ cross-motions for summary judgement and a final decision is rendered. That hearing was held on 8th February 2008 but no decision has been reported as of the date of this report.

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

Avandia
In May 2007, the New England Journal of Medicine (NEJM) published an article on Avandia in which the author, based on a meta-analysis of 42 clinical trials, raises concerns that use of the drug rosiglitazone (Avandia) may be associated with an increased risk of heart attack and cardiovascular death in comparison to the use of a placebo or other anti-diabetic therapies. Following publication of the NEJM article, the Group has been named in product liability lawsuits on behalf of individuals and purported class action cases asserting consumer fraud and/or personal injury claims on behalf of purchasers and users of Avandia. The federal cases are part of a multi-district litigation (MDL) proceeding which is pending in the US District Court for the Eastern District of Pennsylvania. Cases have also been filed in state courts. The litigation is at an early stage.

154	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

Baycol
In August 2001, Bayer AG withdrew Baycol (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhabdomyolysis. The Group had participated in the marketing of Baycol in the USA pursuant to a co-promotion agreement with Bayer which was the licence holder and manufacturer of the product.

Following the withdrawal, Bayer and the Group were named as defendants in thousands of lawsuits filed in state and federal courts in the USA on behalf of both individuals and putative classes of former Baycol users. A number of the suits allege that the plaintiffs have suffered personal injuries, including rhabdomyolsis, from the use of Baycol. Others claim that persons who took Baycol, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using Baycol. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring.

The Group and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95% of all settlements and compensatory damages judgements, with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in an MDL proceeding in the US District Court for the District of Minnesota. To date two statewide class actions have been certified – a medical monitoring case in Pennsylvania and a Consumer Fraud and Deceptive Business Practices Act case in Illinois. The medical monitoring action was dismissed by the court on summary judgement. Another class action, in which GSK was not named as a defendant, has been certified in Oklahoma. More than 3,000 claims for death or serious injury have been settled and thousands of others alleging muscle aches and pains have been voluntarily or involuntarily dismissed.

Paxil and Paxil CR
The Group has received lawsuits and claims alleging that use of Paxil (paroxetine) during pregnancy resulted in the birth of a child with birth defects or health issues. Separately, the Group has received lawsuits and claims that patients who took Paxil committed or attempted to commit suicide and/or acts of violence. The Group also has received lawsuits and claims filed on behalf of patients alleging that they suffered symptoms on discontinuing treatment with Paxil.

The Group has received numerous lawsuits and claims alleging that use of Paxil during pregnancy resulted in the birth of a child with a congenital malformation or persistent pulmonary hypertension of the newborn. In September 2005, the US label for Paxil was updated to reflect new information that suggested an increased risk of congenital malformations (particularly cardiovascular malformations) in infants born to mothers who took Paxil during the first trimester of pregnancy. In December 2005, the Paxil US label was further updated to include new data and to strengthen the pregnancy warning from Category C to Category D, which indicates there is evidence of risk to the foetus, but the potential benefits from the use of the drug in pregnant women may outweigh the risk. In May 2006, the Paxil US label was again updated to include a class warning concerning persistent pulmonary hypertension of the newborn arising in mothers who took selective serotonin reuptake inhibitor (SSRI) antidepressants after the 20th week of pregnancy.

The Group has received numerous claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product. Class certification was denied in January 2007 in a purported personal injury class action lawsuit. In January 2005, the FDA approved both a boxed warning that antidepressants increased the risk of suicidal thoughts or behaviour in paediatric patients and other strengthened warnings for SSRI products, including Paxil, as a class. In May 2006, the Paxil US label was updated to warn that young adults, especially those with Major Depressive Disorder, may be at increased risk for suicidal behaviour during treatment with paroxetine. In August 2007, FDA required updated US labels for antidepressants as a class to state in the boxed warning that antidepressants increased the risk of suicidal thinking and behaviour in children, adolescents, and young adults; that no increase was shown beyond age 24; that there was a reduction in risk in adults aged 65 and older; and that depression and other psychiatric disorders are themselves associated with increased risk.

The Group received lawsuits filed in state and federal courts in the USA and Canada on behalf of thousands of plaintiffs, including purported class actions, alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. The US federal cases were consolidated in an MDL proceeding. In January 2006, a conditional settlement agreement became effective. The Group did not admit liability with respect to the allegations in the lawsuits. Virtually all the US actions have now been resolved. One purported class action consumer fraud lawsuit, focused on discontinuation symptoms, is on appeal from denial of class certification in California state court. There is purported class action litigation in Canada. The Group is also defending litigation which has commenced in the UK on behalf of hundreds of plaintiffs who allege that paroxetine has caused them to suffer from withdrawal reactions and dependency.

Thimerosal
The Group, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in the manufacture of vaccines, causes neurodevelopmental disorders and other injuries, including autism. Two of the cases are purported class actions although there has been no determination whether any of those cases will be permitted to proceed as a class action. A number of purported class actions in other jurisdictions have been withdrawn or dismissed. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. As of the date of this report, in the limited number of cases that have approached trial dates, vaccine manufacturers and manufacturers of other thimerosal-containing medicinal products have been successful in excluding testimony of plaintiffs’ expert witnesses on causation, on grounds that plaintiffs have failed to establish that the hypothesized link between thimerosal and neurodevelopmental disorders is generally accepted as reliable within the relevant scientific community. As of the date of this report there are no cases scheduled for trial in 2008 in which the Group is a defendant.

GSK Annual Report 2007	155

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

Sales and marketing and regulation
Marketing and promotion
In February 2004, the Group received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products, for the period from January 1997 to the present. In particular, the government has inquired about alleged promotion of these drugs for off-label uses as well as Group sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies, and related grants, fees, travel and entertainment. Although the original subpoena was issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide. The government is also inquiring about the Group’s response to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use. The Group is co-operating with the investigation and providing the requested information.

In February 2003, the Verona Public Prosecutor commenced a criminal investigation into the Group’s sales and marketing practices in Italy. Specific areas of investigation include medical education programmes, clinical studies and congresses as well as the interaction between the Group’s representatives and physicians. The Public Prosecutor has proposed that a number of physicians and representatives of the Group face criminal charges and a hearing has been set for October 2008. The US Securities and Exchange Commission (SEC) staff has initiated an investigation into the allegations. The Group is co-operating with the investigations.

Following a United Nations report alleging that bribes had been paid to Iraqi government officials in connection with the UN Oil for Food Programme, the Group received a subpoena from the SEC in February 2006 in respect of the Group’s participation in that programme. The US Department of Justice also initiated an investigation. In December 2007, the UK Serious Fraud Office issued a formal notice to the Group requiring production of documents related to the Group’s participation in the programme. The Group is co-operating with the investigations and providing documents responsive to the subpoena and the notice.

Average wholesale price
GSK has responded to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services (HHS), the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GSK, have violated federal fraud and abuse laws, such as the Federal False Claims Act and, comparable state laws with respect to Texas and California, as a result of the way ‘average wholesale price’ (AWP) was determined and reported for certain drugs and the way the Medicare and Medicaid programmes reimburse for those drugs. In September 2005, the Group reached a civil settlement with the US Department of Justice, the US Attorney for the District of Massachusetts and the Office of the Inspector General for HHS (the ‘DOJ Settlement’).

The Group agreed to pay the government a civil settlement of $149 million in respect of the marketing of Zofran and Kytril, which included settlement amounts for each of the states for the claims being settled. As part of the settlement the corporate integrity agreement to which the Group is a party was amended to address issues raised in the course of the government investigation.

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

In August 2005, the judge in that MDL proceeding granted in part and denied in part the private-payer plaintiffs’ motion for class certification, thereby narrowing the scope of the class claims. In August 2006 the Group reached civil settlements to resolve the class action litigation and certain of the state attorney general claims. The Group agreed to a nationwide settlement of $70 million to resolve these claims which was approved by the trial court in August 2007. The Group separately resolved potential AWP claims by state Medicaid programmes in more than two-thirds of the states through the procedures established by the DOJ Settlement. AWP lawsuits filed or threatened by a number of state attorneys general were also fully resolved. Litigation concerning AWP issues is continuing with ten states as well as with New York counties.

Nominal pricing
The Group responded to two letter requests from the US Senate Committee on Finance, dated April 2004 and February 2005, for documents and information relating to the nominal price exception to the best price reporting requirements under the Medicaid Drug Rebate Programme. In January 2007, the committee released its findings that some pharmaceutical manufacturers inappropriately used the nominal price exception contrary to the committee’s interpretation of Congressional intent. In May 2004, the Group was advised by the US Department of Justice that they are investigating certain of the Group’s nominal pricing and bundled sales arrangements to determine whether those arrangements qualify under the exception to the best price reporting requirements or violate civil statutes or laws.

The Group is co-operating in that investigation and has provided documents and information to the Department of Justice regarding arrangements for a number of the Group’s products. In March 2007, the Group received two subpoenas from the Delaware Attorney General’s Office seeking documents related to nominal price contracts with hospitals and healthcare providers located in Delaware. Other pharmaceutical companies have received similar subpoenas. The Group is providing documents responsive to the subpoenas. In addition to these governmental investigations, allegations concerning nominal pricing have been made by certain government payers as part of the AWP litigation.
156	GSK Annual Report 2007

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

Paxil/Seroxat
Following announcement of the New York State Attorney General’s office about the state’s lawsuit, subsequently settled in August 2004, alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purport to be class actions, were filed in state and federal and Canadian courts by private plaintiffs seeking to recover amounts paid for Paxil purchased for use by patients under age 18. The Canadian litigation has been dismissed. The Group reached a class settlement agreement in an Illinois state court action that includes all persons in the USA who bought Paxil for someone under age 18. The Group denies any liability. The agreement relates only to the cost of purchasing Paxil for use by paediatric patients and does not include any personal injury claims. The settlement was approved by the court in April 2007. Remaining are four lawsuits seeking recovery on behalf of insurance companies and other third-party payers for payments for prescriptions of Paxil to children and adolescents. The Group was granted partial summary judgement dismissing class claims in one of those cases. Discovery is underway in a state court action in California pending a hearing on class certification.

In the UK an investigation remains pending by the UK Medicines and Healthcare products Regulatory Agency (MHRA) to determine whether the Group has complied with its pharmacovigilance obligations in reporting data from clinical trials for Seroxat/Paxil in children and adolescents.

Cidra, Puerto Rico manufacturing site
Following FDA inspections in October 2003 and November 2004 which resulted in observations of possible deficiencies in manufacturing practices at the Group’s manufacturing facility in Cidra, Puerto Rico, in March 2005 the FDA seized certain lots of Paxil CR and Avandamet due to manufacturing issues. The FDA observations related to certain aspects of production controls, process validation and laboratory investigations.

In April 2005 the Group reached agreement with the FDA on a Consent Decree. The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. As provided in the Consent Decree, in September 2005 the Group provided a report to the FDA on the deficiencies identified in this review, setting out a corrective plan and timetable for completion. The Group anticipates completion of the work identified in that plan by mid-2008. In March 2007, the FDA completed a general GMP inspection which resulted in four inspectional observations. The Group has been advised by the FDA that the Group’s response to the inspectional observations is satisfactory.

In October 2007 the Group announced plans to cease operations at the Cidra site but expects to continue production of Paxil CR at the site until that production can be transferred to another facility which the Group currently expects to take place in 2009. Production of all other products at the site was discontinued by the end of 2007.

In October 2003, the US federal government executed a search warrant at the Cidra facility and seized records relating to the manufacturing operations at the site.

In April 2005, the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site, covering information that is similar to that seized by the US government in Puerto Rico in 2003. Subsequently, in August 2007 and January 2008, the Group received two additional subpoenas from the government related to the Cidra facility. The Group is co-operating with the US Attorney’s Office and producing the records responsive to the subpoenas. In addition, in July 2007, the Group learned that the US District Court for the District of Massachusetts had unsealed a complaint brought by a former employee under the federal False Claims Act claiming monetary damages as a result of the alleged failure of the Cidra facility to comply with GMP in the manufacture of various products.

The Group is also named in two purported consumer fraud class action lawsuits – one filed in California state court and the other in the US District Court for the District of Puerto Rico – alleging that Paxil products were not manufactured according to GMP. Plaintiffs seek economic, statutory and punitive damages, along with a request for injunctive relief. There has not yet been any determination whether either case will be permitted to proceed as a class action.

Anti-trust
Paxil/Seroxat
In the paroxetine patent infringement actions brought by the Group as described under ‘Intellectual property’ above, Apotex and certain other companies filed anti-trust and unfair competition counterclaims against the Group in the US District Court for the Eastern District of Pennsylvania. These were based on allegations that the Group monopolised a ‘market’ for Paxil by bringing allegedly sham patent litigation and allegedly abusing the regulatory procedures for the listing of patents in the FDA Orange Book. Whilst the Apotex matter remains in the discovery stage, the matters with the other companies have been resolved.

In November 2000, the FTC staff advised the Group that they were conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolising or attempting to monopolise’ the ‘market’ for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003, the FTC closed its investigation on the basis of its finding that no further action was warranted. Following public reference to the FTC investigation regarding Paxil, a number of governmental and private civil actions and claims were initiated in the USA. All have been resolved with the exception of a private indirect purchaser opt-out lawsuit brought in the Minnesota courts. That matter is in the discovery phase. Additionally, class actions have been filed in provincial courts in Canada on behalf of direct and indirect purchasers. Those cases are in their early stages.

In October 2005, the Competition Directorate of the European Commission initiated an inspection concerning allegations that the Group has abused a dominant position in the marketplace concerning enforcement of its intellectual property rights, litigation surrounding regulatory approvals and marketing of Seroxat in Europe. In October 2006, the Commission made a formal request for further information. The Group responded to this request by the end of 2006.

GSK Annual Report 2007	157

Back to Contents

FINANCIAL STATEMENTS
Notes to the financial statements

Notes to the financial statements
continued

44 Legal proceedings continued

In January 2008, the European Commission announced an inquiry into certain aspects of competition in the pharmaceutical sector and initiated inspections at the premises of a number of innovative and generic pharmaceutical companies, including the Group. The Group is co-operating with the Commission in its investigation.

Wellbutrin SR
In December 2004, January 2005 and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints follow the introduction of generic competition to Wellbutrin SR in April 2004, after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. The parties are involved in discovery.

Secondary wholesaler
In July 2006, RxUSA Wholesale, Inc., a ‘secondary wholesaler’, filed suit against the Group and many other pharmaceutical manufacturers and wholesalers in the US District Court for the Eastern District of New York. The complaint alleges that the defendants engaged in a conspiracy to refuse to supply pharmaceutical products to RxUSA in violation of federal and state anti-trust laws. The Group’s motion to dismiss the complaint remains pending.

Commercial and corporate
Securities class actions
In September 2005, attorneys representing a purported class of purchasers of GlaxoSmithKline shares and American Depositary Shares (ADSs) filed a second amended securities class action complaint against the Group in the US District Court for the Southern District of New York, alleging that the Group violated US securities laws through failure to disclose unfavourable clinical data from studies on Paxil, misrepresentation of the remaining patent protection for Paxil and Augmentin and violation of the Federal False Claims Act on the basis of the Group’s recent AWP settlement with the government. In October 2006, the judge entered an order dismissing the complaint. Plaintiffs filed an appeal with the US Court of Appeals for the Second Circuit. Oral argument on the appeal has been set for 5th March 2008.

In November 2007, attorneys purporting to represent a class of purchasers of GlaxoSmithKline shares and ADSs filed an amended consolidated complaint against the Group and senior officers in the US District Court for the Southern District of New York alleging that the Group and the individual defendants violated US securities laws and artificially inflated the price of GlaxoSmithKline’s stock by misleading investors about the safety of Avandia. The amended consolidated complaint also alleges that several current and former senior officers and members of the Group engaged in insider trading. A motion to dismiss the complaint has been filed on behalf of the Group and the individual defendants.

Relenza
In May 2004, Biota Holdings Limited filed a complaint in the Victorian Supreme Court in Australia alleging that the Group had failed to fulfil its development, promotion and production obligations for zanamivir (Relenza) under the terms of the licence agreement between the Group and Biota. Biota is seeking substantial cash damages. The Group believes that it has adhered to its obligations under the licence agreement. The parties are involved in extensive discovery. The Court has ordered the parties to mediate by the end of July 2008 and has scheduled the trial to commence in August 2008.

Overtime claims
In December 2006, two purported class actions were filed against the Group on behalf of all the Group’s US pharmaceutical sales representatives. These actions, which were filed in or transferred to the US District Court for the Central District of California allege that those representatives are not ‘exempt’ employees under California law and/or the US Fair Labor Standards Act and consequently entitled to overtime pay. The suits seek double damages for all overtime allegedly worked by the Group’s sales representatives over a three-year period together with attorneys’ fees. The cases are in their early stages. Similar actions have been filed against other pharmaceutical companies. In several of those actions, courts have found in favour of the companies and dismissed the actions. Those dismissals are now on appeal.

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
158	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION

Investor information

The investor information section includes the financial record presenting historical information prepared in accordance with IFRS as adopted by the European Union.

This section also discusses shareholder return, in the form of dividends and share price movements, and provides other information for shareholders.

Financial record
Quarterly trend	160
Five year record	166

Shareholder information	169

Taxation information for shareholders	173

GSK Annual Report 2007	159

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
Quarterly trend

An unaudited analysis is provided by quarter of the Group results and pharmaceutical sales by therapeutic area in Sterling for the financial year 2007.

Income statement – total	12 months 2007				Q4 2007

	£m		CER%	£%	£m		CER%	£%

Turnover – Pharmaceuticals	19,233		–	(4)	5,047		(2)	(2)
– Consumer Healthcare	3,483		14	11	927		11	13

Total turnover	22,716		2	(2)	5,974		–	–
Cost of sales	(5,317)		8	6	(1,639)		13	13
Selling, general and administrative	(6,954)		–	(4)	(1,823)		(6)	(6)
Research and development	(3,327)		(1)	(4)	(1,043)		7	6
Other operating income	475				119

Operating profit	7,593		3	(3)	1,588		(7)	(7)

Finance income	262				52
Finance costs	(453)				(119)
Share of after tax profits of associates and joint ventures	50				10

Profit before taxation	7,452		2	(4)	1,531		(11)	(10)
Taxation	(2,142)				(455)
Tax rate %	28.7%				29.7%

Profit after taxation for the period	5,310		3	(3)	1,076		(11)	(11)

Profit attributable to minority interests	96				19
Profit attributable to shareholders	5,214				1,057

Basic earnings per share (pence)	94.4	p	5	(1)	19.6	p	(7)	(7)

Diluted earnings per share (pence)	93.7	p			19.4	p

Income statement – business performance

Turnover – Pharmaceuticals	19,233		–	(4)	5,047		(2)	(2)
– Consumer Healthcare	3,483		14	11	927		11	13

Total turnover	22,716		2	(2)	5,974		–	–
Cost of sales	(5,206)		6	4	(1,528)		5	6
Selling, general and administrative	(6,817)		(2)	(6)	(1,686)		(13)	(13)
Research and development	(3,237)		(3)	(6)	(953)		(2)	(3)
Other operating income	475				119

Operating profit	7,931		8	2	1,926		14	13

Finance income	262				52
Finance costs	(453)				(119)
Share of after tax profits of associates and joint ventures	50				10

Profit before taxation	7,790		6	–	1,869		10	9
Taxation	(2,219)				(532)
Tax rate %	28.5%				28.5%

Profit after taxation for the period	5,571		8	1	1,337		12	11

Profit attributable to minority interests	96				19
Profit attributable to shareholders	5,475				1,318

Adjusted earnings per share (pence)	99.1	p	10	4	24.4	p	17	16

Diluted earnings per share (pence)	98.3	p			24.2	p

The calculation of business performance, a supplemental non-IFRS measure, is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

160	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

			Q3 2007				Q2 2007				Q1 2007

£m		CER%	£%	£m		CER%	£%	£m		CER%	£%

4,605		(2)	(6)	4,775		–	(5)	4,806		3	(5)
871		16	14	899		18	14	786		9	2

5,476		1	(3)	5,674		3	(2)	5,592		4	(4)
(1,232)		2	1	(1,212)		3	–	(1,234)		14	9
(1,617)		3	–	(1,841)		3	(2)	(1,673)		(1)	(8)
(769)		(9)	(12)	(789)		(4)	(8)	(726)		2	(4)
52				97				207

1,910		(1)	(6)	1,929		9	1	2,166		11	–

75				77				58
(117)				(121)				(96)
14				11				15

1,882		(2)	(7)	1,896		8	–	2,143		10	1
(536)				(541)				(610)
28.5%				28.5%				28.5%

1,346		(1)	(6)	1,355		10	1	1,533		11	–

36				22				19
1,310				1,333				1,514

23.7	p	1	(4)	24.0	p	11	3	27.0	p	14	2

23.5	p			23.7	p			26.7	p

GSK Annual Report 2007	161

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Pharmaceutical turnover – total Group

			Q4 2007			Q3 2007			Q2 2007			Q1 2007

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	1,363	8	7	1,185	4	–	1,260	8	2	1,224	1	(6)
Seretide/Advair	958	12	11	835	7	3	871	12	6	835	11	2
Flixotide/Flovent	175	2	2	140	1	(3)	151	(2)	(8)	155	(4)	(13)
Serevent	71	(5)	(4)	63	(6)	(9)	70	(1)	(5)	65	(5)	(12)
Flixonase/Flonase	32	(35)	(33)	49	(23)	(23)	55	(15)	(19)	63	(49)	(52)

Central nervous system	899	1	(2)	825	(4)	(10)	828	(3)	(10)	796	(2)	(11)
Seroxat/Paxil	151	(7)	(7)	128	(2)	(7)	140	(4)	(12)	134	(9)	(17)
Paxil IR	112	(2)	(1)	92	(7)	(11)	103	(8)	(16)	93	(8)	(15)
Paxil CR	39	(18)	(22)	36	12	6	37	8	–	41	(10)	(20)
Wellbutrin	130	(36)	(39)	135	(38)	(42)	132	(40)	(44)	132	(33)	(39)
Wellbutrin IR, SR	16	(32)	(36)	21	(15)	(19)	15	(41)	(44)	23	–	(4)
Wellbutrin XL	114	(36)	(39)	114	(41)	(45)	117	(40)	(44)	109	(37)	(44)
Imigran/Imitrex	187	11	7	165	(2)	(8)	167	2	(5)	166	1	(9)
Lamictal	301	21	17	275	14	7	271	18	11	250	11	5
Requip	95	26	25	87	31	24	84	41	31	80	50	38

Anti-virals	791	13	12	714	6	2	755	11	5	768	20	10
HIV	359	(1)	–	360	3	(1)	364	(3)	(7)	359	(3)	(10)
Combivir	108	(10)	(9)	115	(4)	(8)	117	(13)	(17)	115	(13)	(20)
Trizivir	56	(10)	(8)	55	(8)	(13)	60	(13)	(17)	62	(7)	(14)
Epivir	37	(16)	(14)	38	(13)	(17)	40	(21)	(25)	41	(27)	(32)
Ziagen	28	(4)	–	28	4	–	27	(3)	(7)	26	(9)	(19)
Agenerase, Lexiva	36	9	6	37	19	16	33	9	3	35	15	6
Epzicom/Kivexa	90	29	30	80	33	27	79	43	36	75	57	47

Herpes	283	19	17	256	12	6	252	11	3	250	17	6
Valtrex	255	23	20	229	13	7	226	14	6	224	22	10
Zovirax	28	(10)	(7)	27	4	–	26	(10)	(16)	26	(13)	(19)

Zeffix	42	(2)	–	42	5	–	44	15	10	40	16	5
Relenza	75	>100	>100	28	(7)	(7)	67	>100	>100	92	>100	>100

Metabolic	321	(33)	(32)	297	(29)	(32)	420	(16)	(21)	476	21	10
Avandia	160	(52)	(51)	153	(51)	(53)	249	(35)	(39)	315	1	(8)
Avandamet	64	(7)	(6)	60	39	36	85	41	33	83	>100	>100
Avandaryl	7	(57)	(50)	12	18	9	15	>100	>100	16	50	33
Bonviva/Boniva	52	59	53	41	56	52	36	>100	89	32	>100	>100

Vaccines	634	18	20	593	49	44	398	6	3	368	6	1
Hepatitis	147	13	15	141	29	24	128	10	6	113	4	(3)
Influenza	174	62	63	141	>100	>100	4	(43)	(43)	1	–	–
Infanrix, Pediarix	137	(2)	1	137	16	12	135	9	5	134	15	8
Boostrix	13	(28)	(28)	26	56	44	14	–	–	13	40	30
Rotarix	39	70	70	23	>100	>100	15	>100	>100	14	>100	100
Cervarix	9	–	–	1	–	–	–	–	–	–	–	–

Cardiovascular and urogenital	298	(31)	(29)	378	(2)	(7)	439	22	15	439	13	3
Coreg	23	(91)	(88)	145	(20)	(26)	202	37	26	217	8	(4)
Coreg CR	33	–	–	31	–	–	10	–	–	14	–	–
Coreg IR	(10)	–	–	114	(37)	(42)	192	30	20	203	1	(10)
Levitra	11	–	(8)	13	18	18	11	44	22	14	36	27
Avodart	83	36	36	72	33	26	67	39	31	63	47	34
Arixtra	29	43	38	25	100	92	26	>100	100	20	100	82
Fraxiparine	51	(9)	(4)	41	(16)	(16)	45	(18)	(20)	47	(6)	(8)
Vesicare	14	67	56	13	56	44	12	86	71	11	71	57

Anti-bacterials	370	2	5	302	(2)	(3)	310	(2)	(5)	348	(3)	(8)
Augmentin	146	(2)	1	117	(2)	(3)	120	(8)	(10)	147	(9)	(14)

Oncology and emesis	100	(54)	(53)	104	(61)	(63)	126	(55)	(56)	147	(45)	(49)
Zofran	22	(88)	(87)	32	(86)	(86)	55	(76)	(76)	87	(60)	(62)
Hycamtin	31	11	11	30	11	7	28	4	–	30	14	3
Tykerb	19	–	–	16	–	–	12	–	–	4	–	–

Other	271	4	5	207	(9)	(10)	239	3	–	240	5	(4)
Zantac	43	(22)	(22)	37	(25)	(27)	40	(31)	(34)	48	(18)	(26)

Total	5,047	(2)	(2)	4,605	(2)	(6).	4,775	–	(5)	4,806	3	(5)

Pharmaceutical turnover includes co-promotion income.

162	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Pharmaceutical turnover – USA

			Q4 2007			Q3 2007			Q2 2007			Q1 2007

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	632	7	3	570	4	(4)	593	10	2	582	(3)	(13)
Seretide/Advair	513	9	4	452	5	(3)	467	11	3	459	12	–
Flixotide/Flovent	81	8	3	67	13	5	65	3	(6)	71	(8)	(17)
Serevent	19	(9)	(14)	18	(5)	(10)	18	(5)	(14)	19	(9)	(17)
Flixonase/Flonase	1	–	–	21	(41)	(46)	25	(26)	(26)	25	(72)	(73)

Central nervous system	637	1	(3)	589	(4)	(11)	586	(2)	(9)	565	1	(9)
Seroxat/Paxil	39	(18)	(20)	33	9	–	34	(8)	(15)	37	(23)	(30)
Paxil IR	5	33	67	–	–	–	2	(75)	(75)	–	–	–
Paxil CR	34	(22)	(26)	33	13	6	32	9	–	37	(13)	(21)
Wellbutrin	125	(38)	(40)	131	(38)	(43)	128	(41)	(45)	128	(33)	(40)
Wellbutrin IR, SR	13	(41)	(41)	18	(14)	(18)	12	(46)	(50)	20	–	(5)
Wellbutrin XL	112	(37)	(40)	113	(41)	(45)	116	(40)	(44)	108	(37)	(44)
Imigran/Imitrex	153	16	11	133	–	(8)	136	10	1	136	13	1
Lamictal	247	27	21	224	20	11	221	28	19	200	29	15
Requip	64	29	23	59	39	28	59	54	44	56	70	51

Anti-virals	392	23	18	351	12	4	366	15	6	385	28	14
HIV	155	(4)	(8)	159	2	(5)	159	(5)	(13)	164	1	(10)
Combivir	45	(16)	(20)	50	(7)	(12)	50	(13)	(21)	50	(10)	(19)
Trizivir	28	(9)	(13)	28	(9)	(18)	32	(11)	(16)	32	(3)	(14)
Epivir	13	(7)	(13)	14	(6)	(13)	12	(22)	(33)	14	(25)	(30)
Ziagen	11	–	(8)	12	18	9	11	–	(8)	11	(8)	(15)
Agenerase, Lexiva	19	–	–	20	22	11	19	11	6	20	21	5
Epzicom/Kivexa	37	18	12	34	19	10	36	22	13	35	34	21

Herpes	184	24	19	166	13	4	162	15	7	166	28	14
Valtrex	181	26	21	162	11	3	161	16	8	164	29	15
Zovirax	3	(50)	(25)	4	>100	100	1	(50)	(50)	2	–	–

Zeffix	3	33	–	4	(25)	–	3	33	–	3	–	–
Relenza	41	–	–	12	>100	>100	34	>100	–	44	>100	>100

Metabolic	166	(47)	(48)	160	(41)	(45)	252	(27)	(32)	317	20	7
Avandia	99	(59)	(60)	92	(60)	(62)	169	(42)	(46)	232	(2)	(12)
Avandamet	26	(19)	(19)	29	>100	>100	45	30	22	47	>100	>100
Avandaryl	5	(71)	(64)	9	–	(10)	12	>100	>100	15	33	25
Bonviva/Boniva	38	39	36	28	24	12	26	75	63	23	86	64

Vaccines	204	29	26	237	97	82	105	27	17	82	11	(1)
Hepatitis	54	28	26	66	82	69	47	21	12	32	–	(14)
Influenza	99	68	68	93	>100	>100	–	–	–	–	–	–
Infanrix, Pediarix	44	(4)	(6)	58	40	29	51	44	31	43	17	5
Boostrix	6	(54)	(54)	20	50	43	7	(11)	(22)	7	60	40
Rotarix	–	–	–	–	–	–	–	–	–	–	–	–
Cervarix	–	–	–	–	–	–	–	–	–	–	–	–

Cardiovascular and urogenital	136	(51)	(52)	239	(4)	(11)	292	39	28	303	15	3
Coreg	23	(91)	(88)	144	(21)	(25)	199	37	26	215	7	(4)
Coreg CR	34	–	–	31	–	–	9	–	–	14	–	–
Coreg IR	(11)	–	–	113	(38)	(41)	190	30	20	201	–	(10)
Levitra	11	–	(8)	12	33	33	11	50	38	13	50	30
Avodart	49	44	36	45	27	22	40	47	33	41	64	46
Arixtra	16	42	33	14	>100	100	14	>100	>100	11	71	57
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	14	67	56	13	56	44	12	86	71	11	71	57

Anti-bacterials	52	(5)	(9)	41	(15)	(21)	49	17	7	53	(6)	(15)
Augmentin	15	(36)	(40)	11	(40)	(45)	17	(6)	(6)	24	(13)	(23)

Oncology and emesis	45	(72)	(72)	52	(74)	(77)	75	(65)	(67)	100	(52)	(56)
Zofran	(7)	–	–	4	(98)	(98)	25	(86)	(86)	56	(67)	(69)
Hycamtin	17	–	(6)	18	12	6	16	–	(6)	19	10	(5)
Tykerb	12	–	–	11	–	–	10	–	–	3	–	–

Other	33	89	83	(9)	–	–	9	(59)	(59)	32	44	28
Zantac	7	(56)	(56)	5	(69)	(69)	5	(74)	(74)	16	(14)	(24)

Total	2,297	(8)	(12)	2,230	(7)	(13)	2,327	(2)	(9)	2,419	3	(7)

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2007	163

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Pharmaceutical turnover – Europe

			Q4 2007			Q3 2007			Q2 2007			Q1 2007

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	478	5	10	410	2	3	452	4	2	432	3	2
Seretide/Advair	336	10	15	293	8	8	313	8	7	294	8	7
Flixotide/Flovent	44	–	5	34	(13)	(13)	41	(9)	(9)	42	(9)	(11)
Serevent	35	–	6	32	(9)	(9)	35	(3)	(3)	32	(8)	(11)
Flixonase/Flonase	12	–	9	10	10	–	16	(6)	(6)	13	–	–

Central nervous system	133	(8)	(4)	124	(13)	(13)	128	(14)	(16)	128	(21)	(22)
Seroxat/Paxil	29	(23)	(17)	27	(23)	(23)	32	(13)	(16)	34	(17)	(17)
Paxil IR	29	(23)	(17)	27	(23)	(23)	32	(13)	(16)	34	(17)	(17)
Paxil CR	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	1	–	–	2	100	100	–	–	–	1	–	–
Wellbutrin IR, SR	–	–	–	1	–	–	–	–	–	1	–	–
Wellbutrin XL	1	–	–	1	–	–	–	–	–	–	–	–
Imigran/Imitrex	24	(8)	(4)	22	(19)	(15)	22	(27)	(27)	21	(41)	(43)
Lamictal	38	(10)	(3)	36	(12)	(14)	36	(22)	(22)	35	(25)	(27)
Requip	25	14	19	23	10	10	22	10	10	21	11	11

Anti-virals	207	(7)	(2)	207	(5)	(5)	230	7	6	226	11	8
HIV	156	1	7	148	–	(1)	156	(3)	(4)	152	(5)	(7)
Combivir	45	(10)	(6)	47	(10)	(10)	51	(12)	(12)	49	(15)	(17)
Trizivir	25	(8)	–	23	(19)	(15)	24	(10)	(17)	27	(16)	(16)
Epivir	15	(22)	(17)	16	(24)	(24)	18	(24)	(28)	18	(31)	(31)
Ziagen	9	(10)	(10)	9	(10)	(10)	10	(10)	–	9	(9)	(18)
Agenerase, Lexiva	14	8	17	13	17	8	13	8	8	13	8	8
Epzicom/Kivexa	43	45	48	37	42	42	36	57	57	33	79	74

Herpes	41	6	14	36	3	–	38	6	6	36	3	–
Valtrex	33	11	22	29	7	4	30	7	7	28	12	8
Zovirax	8	(11)	(11)	7	(13)	(13)	8	–	–	8	(20)	(20)
Zeffix	6	–	–	6	–	–	6	–	–	6	20	20
Relenza	4	(91)	(82)	14	(44)	(44)	26	>100	>100	32	>100	>100

Metabolic	79	7	14	65	2	2	79	31	30	71	24	22
Avandia	25	(20)	(17)	26	(17)	(13)	31	(3)	(6)	31	(3)	(3)
Avandamet	31	7	15	23	(8)	(8)	31	52	48	26	37	37
Avandaryl	1	–	–	1	–	–	1	–	–	–	–	–
Bonviva/Boniva	15	>100	>100	11	>100	>100	10	>100	>100	9	>100	>100

Vaccines	258	24	29	206	22	22	178	3	2	172	6	4
Hepatitis	65	3	8	55	2	2	59	5	2	56	2	2
Influenza	56	>100	>100	37	>100	>100	–	–	–	–	–	–
Infanrix, Pediarix	74	(4)	3	62	(5)	(5)	66	(13)	(13)	73	10	7
Boostrix	5	–	–	5	67	67	5	25	25	4	33	33
Rotarix	7	>100	>100	6	>100	>100	6	>100	>100	4	–	–
Cervarix	9	–	–	–	–	–	–	–	–	–	–	–

Cardiovascular and urogenital	113	5	12	96	(1)	–	103	3	1	100	6	4
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Coreg CR	–	–	–	–	–	–	–	–	–	–	–	–
Coreg IR	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	2	–	–	–	–	–	–	–	–	–	–	–
Avodart	26	26	37	21	29	24	21	24	24	18	13	13
Arixtra	11	57	57	9	33	50	10	83	67	9	>100	>100
Fraxiparine	43	(9)	(2)	35	(20)	(20)	40	(15)	(15)	42	(2)	(5)
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–

Anti-bacterials	176	2	7	130	(4)	(4)	131	(11)	(12)	175	(1)	(3)
Augmentin	71	1	6	54	–	–	52	(20)	(19)	73	(10)	(12)

Oncology and emesis	38	9	15	35	(8)	(5)	34	(17)	(19)	32	(20)	(22)
Zofran	17	(24)	(19)	17	(32)	(32)	17	(42)	(45)	20	(33)	(33)
Hycamtin	12	25	50	11	10	10	10	22	11	9	29	29
Tykerb	5	–	–	5	–	–	2	–	–	1	–	–

Other	80	(4)	–	63	2	3	67	6	5	56	(3)	(3)
Zantac	11	(23)	(15)	10	(9)	(9)	11	(14)	(21)	10	(29)	(29)

Total	1,562	4	9	1,336	1	1	1,402	1	–	1,392	1	–

Pharmaceutical turnover includes co-promotion income.

164	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Pharmaceutical turnover – International

			Q4 2007			Q3 2007			Q2 2007		Q1 2007

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	253	12	15	205	8	6	215	8	3	210	10	(2)
Seretide/Advair	109	37	43	90	15	15	91	25	20	82	14	3
Flixotide/Flovent	50	(6)	(2)	39	(5)	(7)	45	(4)	(10)	42	7	(7)
Serevent	17	(11)	(11)	13	–	(7)	17	6	–	14	7	(7)
Flixonase/Flonase	19	–	(5)	18	–	20	14	–	(18)	25	17	4

Central nervous system	129	9	9	112	5	2	114	2	(7)	103	6	(6)
Seroxat/Paxil	83	8	5	68	3	(1)	74	1	(9)	63	7	(6)
Paxil IR	78	7	4	65	3	(2)	69	1	(9)	59	6	(6)
Paxil CR	5	25	25	3	–	–	5	–	–	4	25	–
Wellbutrin	4	25	–	2	(50)	(50)	4	(20)	(20)	3	–	–
Wellbutrin IR, SR	3	33	–	2	(33)	(33)	3	–	–	2	–	–
Wellbutrin XL	1	–	–	–	–	–	1	(50)	(50)	1	–	–
Imigran/Imitrex	10	(9)	(9)	10	10	–	9	(9)	(18)	9	–	(10)
Lamictal	16	21	14	15	–	7	14	15	8	15	13	–
Requip	6	67	100	5	67	67	3	67	–	3	50	50

Anti-virals	192	18	18	156	11	7	159	9	1	157	15	3
HIV	48	4	4	53	17	15	49	6	2	43	(7)	(20)
Combivir	18	13	20	18	25	13	16	(20)	(20)	16	(14)	(27)
Trizivir	3	(25)	(25)	4	>100	100	4	(40)	(20)	3	33	–
Epivir	9	(20)	(10)	8	–	(11)	10	(10)	–	9	(21)	(36)
Ziagen	8	–	33	7	–	–	6	–	(14)	6	(13)	(25)
Agenerase, Lexiva	3	67	–	4	–	–	1	–	(50)	2	–	–
Epzicom/Kivexa	10	14	43	9	67	50	7	>100	>100	7	>100	>100

Herpes	58	13	12	54	15	17	52	2	(10)	48	(4)	(13)
Valtrex	41	20	17	38	28	31	35	8	(5)	32	–	(9)
Zovirax	17	–	–	16	(6)	(6)	17	(10)	(19)	16	(10)	(20)
Zeffix	33	(6)	–	32	9	–	35	16	13	31	17	3
Relenza	30	>100	100	2	–	(67)	7	–	–	16	>100	>100

Metabolic	76	(13)	(10)	72	(13)	(15)	89	(3)	(7)	88	21	9
Avandia	36	(33)	(25)	35	(27)	(31)	49	(17)	(18)	52	23	11
Avandamet	7	(11)	(22)	8	–	33	9	67	50	10	>100	100
Avandaryl	1	–	–	2	100	100	2	–	–	1	–	–
Bonviva/Boniva	(1)	–	–	2	–	>100	–	–	–	–	–	–

Vaccines	172	1	4	150	35	33	115	(3)	(6)	114	3	(3)
Hepatitis	28	12	12	20	–	(5)	22	–	5	25	17	4
Influenza	19	(20)	(24)	11	10	10	4	(57)	(43)	1	–	–
Infanrix, Pediarix	19	12	12	17	33	42	18	36	29	18	27	20
Boostrix	2	–	–	1	100	–	2	–	100	2	–	–
Rotarix	32	60	60	17	>100	>100	9	>100	>100	10	57	43
Cervarix	–	–	–	–	–	–	–	–	–	–	–	–

Cardiovascular and urogenital	49	26	26	43	10	5	44	(13)	(17)	36	11	–
Coreg	–	–	–	1	50	(50)	3	–	50	2	100	100
Coreg CR	(1)	–	–	–	–	–	1	–	–	–	–	–
Coreg IR	1	–	–	1	–	(50)	2	–	–	2	100	100
Levitra	(2)	–	–	1	(50)	(50)	–	–	–	1	–	–
Avodart	8	17	33	6	>100	100	6	50	50	4	67	33
Arixtra	2	–	–	2	–	–	2	–	100	–	–	–
Fraxiparine	8	(11)	(11)	6	20	20	5	(33)	(44)	5	(29)	(29)
Vesicare	–	–	–	–	–	–	–	–		–	–	–

Anti-bacterials	142	6	7	131	6	6	130	2	(1)	120	(3)	(12)
Augmentin	60	9	13	52	11	11	51	6	(2)	50	(5)	(11)

Oncology and emesis	17	(6)	(6)	17	(5)	(11)	17	(14)	(19)	15	(27)	(32)
Zofran	12	(21)	(14)	11	(8)	(15)	13	(13)	(13)	11	(37)	(42)
Hycamtin	2	50	–	1	–	–	2	(50)	–	2	–	–
Tykerb	2	–	–	–	–	–	–	–	–	–	–	–

Other	158	(2)	(1)	153	5	2	163	11	7	152	2	(8)
Zantac	25	–	(4)	22	(4)	(8)	24	(11)	(14)	22	(17)	(27)

Total	1,188	6	8	1,039	9	6	1,046	3	(2)	995	7	4

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2007	165

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Five year record

A record of financial performance is provided analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Turnover by business segment	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

Pharmaceuticals	19,233	20,078	18,661	17,100	18,114
Consumer Healthcare	3,483	3,147	2,999	2,886	2,956

	22,716	23,225	21,660	19,986	21,070

Pharmaceutical turnover by therapeutic area	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

Respiratory	5,032	4,995	5,054	4,394	4,390
Central nervous system	3,348	3,642	3,219	3,462	4,446
Anti-virals	3,028	2,827	2,598	2,359	2,345
Metabolic	1,514	1,875	1,495	1,251	1,077
Vaccines	1,993	1,692	1,389	1,194	1,121
Cardiovascular and urogenital	1,554	1,636	1,331	932	770
Anti-bacterials	1,330	1,369	1,519	1,547	1,800
Oncology and emesis	477	1,069	1,016	934	1,000
Other	957	973	1,040	1,027	1,165

	19,233	20,078	18,661	17,100	18,114

Pharmaceutical turnover by geographic area	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

USA	9,273	10,353	9,106	8,425	9,410
Europe	5,692	5,547	5,537	5,084	5,050
International:
Asia Pacific	1,441	1,377	1,324	1,161	1,138
Japan	867	860	854	769	751
Middle East, Africa	774	744	746	669	693
Latin America	709	714	651	581	598
Canada	477	483	443	411	474
International	4,268	4,178	4018	3,591	3,654

	19,233	20,078	18,661	17,100	18,114

Pharmaceutical turnover includes co-promotion income.

Consumer Healthcare turnover	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

OTC medicines	1,718	1,496	1,437	1,400	1,472
Oral care	1,049	993	943	913	915
Nutritional healthcare	716	658	619	573	569

	3,483	3,147	2,999	2,886	2,956

166	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Financial results - total	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

Turnover	22,716	23,225	21,660	19,986	21,070
Operating profit	7,593	7,808	6,874	5,756	6,050
Profit before taxation	7,452	7,799	6,732	5,779	5,954
Profit after taxation	5,310	5,498	4,816	4,022	4,308

	pence		pence		pence		pence		pence

Basic earnings per share	94.4	p	95.5	p	82.6	p	68.1	p	72.3	p
Diluted earnings per share	93.7	p	94.5	p	82.0	p	68.0	p	72.1	p

Financial results - business performance	2007
£m

Turnover	22,716
Operating profit	7,931
Profit before taxation	7,790
Profit after taxation	5,571

	pence

Adjusted earnings per share	99.1	p
Adjusted diluted earnings per share	98.3	p

	millions	millions	millions	millions	millions

Weighted average number of shares in issue:
Basic	5,524	5,643	5,674	5,736	5,806
Diluted	5,567	5,700	5,720	5,748	5,824

	%	%	%	%	%

Return on capital employed	76.2	90.6	99.7	100.2	116.6

Return on capital employed is calculated as total profit before taxation as a percentage of average capital employed over the year.

Balance sheet	2007	2006	2005	2004	2003
	£m	£m	£m	£m	£m

Non-current assets	17,377	14,561	14,021	12,164	11,622
Current assets	13,626	10,992	13,177	10,780	10,298

Total assets	31,003	25,553	27,198	22,944	21,920

Current liabilities	(10,345)	(7,265)	(9,511)	(8,564)	(8,314)
Non-current liabilities	(10,748)	(8,640)	(10,117)	(8,443)	(8,008)

Total liabilities	(21,093)	(15,905)	(19,628)	(17,007)	(16,322)

Net assets	9,910	9,648	7,570	5,937	5,598

Shareholders’ equity	9,603	9,386	7,311	5,724	4,917
Minority interests	307	262	259	213	681

Total equity	9,910	9,648	7,570	5,937	5,598

GSK Annual Report 2007	167

Back to Contents

INVESTOR INFORMATION
Financial record

Financial record
continued

Number of employees

	2007	2006	2005	2004	2003

USA	24,838	24,726	23,822	23,782	24,036
Europe	46,869	45,758	43,999	44,679	44,559
International:
Asia Pacific	17,525	17,570	15,991	16,109	18,373
Japan	3,284	3,195	3,098	2,965	2,842
Middle East, Africa	3,156	3,204	5,682	5,134	3,400
Latin America	5,249	5,856	5,664	5,603	5,916
Canada	2,562	2,386	2,472	1,747	1,793

International	31,776	32,211	32,907	31,558	32,324

	103,483	102,695	100,728	100,019	100,919

Manufacturing	33,995	33,235	31,615	31,143	32,459
Selling	44,499	44,484	44,393	44,646	43,978
Administration	8,960	9,024	9,225	9,193	9,550
Research and development	16,029	15,952	15,495	15,037	14,932

	103,483	102,695	100,728	100,019	100,919

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates
As a guide to holders of ADRs, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

	2007	2006	2005	2004	2003

Average	2.00	1.85	1.81	1.84	1.63

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2008	2008	2007	2007	2007	2007

High	1.98	1.99	2.07	2.11	2.08	2.04
Low	1.94	1.95	1.98	2.05	2.03	1.99

The noon buying rate on 22nd February 2008 was £1 = US$1.97.

168	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Shareholder information

Shareholder information

Share price

	2007	2006	2005
	£m	£m	£m

At 1st January	13.44	14.69	12.22
High during the year	14.93	15.77	15.44
Low during the year	11.60	13.26	11.75
At 31st December	12.79	13.44	14.69
(Decrease)/increase	(5)%	(9)%	20%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price decreased by 5% in 2007 from a price of £13.44 at 1st January 2007 to £12.79 at 31st December 2007. This compares with an increase in the FTSE 100 index of 4% during the year. The share price on 22nd February 2008 was £11.10.

Market capitalisation
The market capitalisation, based on shares in issue excluding Treasury shares, of GlaxoSmithKline at 31st December 2007 was £70 billion. At that date GSK was the fifth largest company by market capitalisation on the FTSE index.

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

Taxation

General information concerning the UK and US tax effects of share ownership is set out in ‘Taxation information for shareholders’ on page 173.

Dividends

GlaxoSmithKline pays dividends quarterly. It continues to increase cash returns to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and GSK is committed to increasing its dividend over the long-term. Details of the dividends declared, the amount and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

Dividends per share
The table below sets out the dividends per share in the last five years.

Year	pence

2007	53
2006	48
2005	44
2004	42
2003	41

Dividends per ADS
The table below sets out the dividends per ADS in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2007	2.14
2006	1.80
2005	1.57
2004	1.53
2003	1.39

Dividend calendar
Fourth quarter 2007

Ex-dividend date	13th February 2008
Record date	15th February 2008
Payable	10th April 2008

First quarter 2008

Ex-dividend date	30th April 2008
Record date	2nd May 2008
Payable	10th July 2008

Second quarter 2008

Ex-dividend date	30th July 2008
Record date	1st August 2008
Payable	9th October 2008

Third quarter 2008

Ex-dividend date	29th October 2008
Record date	31st October 2008
Payable	8th January 2009

Internet
Information about the company including details of the share price is available on GSK’s website at www.gsk.com.

Information made available on the website does not constitute part of this Annual Report.

Investor relations

Investor Relations may be contacted as follows:

UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 (US toll free)
Tel: +1 215 751 4000 (outside US)

GSK Annual Report 2007	169

Back to Contents

INVESTOR INFORMATION
Shareholder information

Shareholder information
continued

Analysis of shareholdings at 31st December 2007

	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	126,330	71	1	45,130,222
1,001 to 5,000	39,861	23	1	85,399,100
5,001 to 100,000	9,480	5	2	136,988,653
100,001 to 1,000,000	970	1	6	334,350,551
Over 1,000,000	457	–	90	5,410,718,500

	177,098	100	100	6,012,587,026

Held by
Nominee companies	30,647	17	73	4,355,052,360
Investment and trust companies	44	–	1	32,448,597
Insurance companies	13	–	–	109,152
Individuals and other corporate bodies	146,391	83	4	266,773,798
BNY (Nominees) Limited	2	–	14	854,008,961
Held as Treasury shares by GlaxoSmithKline	1	–	8	504,194,158

	177,098	100	100	6,012,587,026

The Bank of New York Mellon’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary shares of 25p nominal value. At 22nd February 2008, BNY (Nominees) Limited held 854,735,903 Ordinary shares representing 15.59% of the issued share capital at that date.

At 22nd February 2008, the number of holders of shares in the USA was 1,108 with holdings of 1,393,956 shares, and the number of registered holders of the ADRs was 37,026 with holdings of 427,367,951 ADRs. Certain of these shares and ADRs were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Documents on display

The Memorandum and Articles of Association of the company and other documents referred to in this Annual Report are available for inspection at the Registered Office of the company.

Publications

In late March 2008 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D and environment health and safety.

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

170	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Shareholder Information

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

GlaxoSmithKline
	Pence per share

	High	Low

Quarter ended 31st March 2008*	1385	1070
February 2008*	1184	1070
January 2008	1385	1174
December 2007	1323	1272
November 2007	1288	1160
October 2007	1333	1232
September 2007	1341	1297
Quarter ended 31st December 2007	1333	1160
Quarter ended 30th September 2007	1341	1215
Quarter ended 30th June 2007	1488	1272
Quarter ended 31st March 2007	1493	1344
Quarter ended 31st December 2006	1511	1326
Quarter ended 30th September 2006	1540	1418
Quarter ended 30th June 2006	1557	1455
Quarter ended 31st March 2006	1577	1424
Year ended 31st December 2005	1544	1175
Year ended 31st December 2004	1299	1042
Year ended 31st December 2003	1390	1000

	US dollars per ADS

	High	Low

Quarter ended 31st March 2008*	54.36	42.16
February 2008*	47.01	42.16
January 2008	54.36	46.77
December 2007	53.93	50.39
November 2007	52.68	47.87
October 2007	54.14	50.52
September 2007	54.23	52.22
Quarter ended 31st December 2007	54.14	47.87
Quarter ended 30th September 2007	54.23	49.43
Quarter ended 30th June 2007	59.35	51.28
Quarter ended 31st March 2007	58.37	52.66
Quarter ended 31st December 2006	56.20	51.41
Quarter ended 30th September 2006	57.01	53.23
Quarter ended 30th June 2006	58.38	51.48
Quarter ended 31st March 2006	54.94	50.15
Year ended 31st December 2005	53.53	44.48
Year ended 31st December 2004	47.50	39.04
Year ended 31st December 2003	47.40	32.75

*	to 22nd February 2008
Annual General Meeting 2008

The Queen Elizabeth II Conference Centre, 21st May 2008
Broad Sanctuary, Westminster,
London SW1P 3EE

The Annual General Meeting is the company’s principal forum for communication with private shareholders. In addition to the formal business there will be a presentation by the Chief Executive Officer on the performance of the Group and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board’s committees will take questions on matters relating to those committees.

Investors holding shares in the company through a nominee service should arrange with that nominee service to be appointed as a corporate representative or proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York Mellon which will enable them to attend and vote on the business to be transacted. ADR holders may instruct The Bank of New York Mellon as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by the bank in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2008

Announcement of 1st Quarter Results	April 2008

Announcement of 2nd Quarter Results	July 2008

Announcement of 3rd Quarter Results	October 2008

Preliminary Announcement of Annual Results	February 2009

Publication of Annual Report/Review	February/March 2009

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

Copies of previous financial reports are available on GSK’s website. Printed copies can be obtained from the registrars in the UK and from the GSK Response Center in the USA.

Queries relating to receipt of duplicate copies of GSK’s publications should be addressed to the registrars.

GSK Annual Report 2007	171

Back to Contents

INVESTOR INFORMATION
Shareholder Information

Shareholder information
continued

Ordinary shares

The company’s shares are listed on the London Stock Exchange.

Registrar
The company’s registrars are:

Equiniti
Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA www.shareview.co.uk Tel: 0871 384 2991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

Equiniti also provide the following services:

•	GlaxoSmithKline Investment Plan
•	GlaxoSmithKline Individual Savings Account
•	GlaxoSmithKline Corporate Sponsored Nominee
•	Shareview service
•	Shareview dealing service
•	Dividend reinvestment plan

Shareview dealing service
Shareholders may buy or sell shares by internet or telephone through Shareview dealing, a share dealing service provided by Equiniti. For internet purchases and sales log on to www.shareview.co.uk/dealing and for telephone purchases and sales call 0871 384 2020 (inside the UK only) between 8.00am and 4.30pm, Monday to Friday.

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

ADR programme administrator
The ADR programme is administered by:

The Bank of New York Mellon
Shareholder Relations
PO Box 11258, Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 (US toll free)
Tel: +1 212 815 3700 (outside US)

The administrators also provide Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

GSK Response Center
Tel: 1 888 825 5249 (US toll free)

172	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Taxation information for shareholders

Taxation information for shareholders

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

Taxation of capital gains
UK shareholders may be liable for UK tax on gains on the disposal of shares or ADRs. For disposals made prior to 6th April 2008, they may also be entitled to indexation relief and taper relief on such sales. Indexation relief is calculated on the market value of shares at 31st March 1982 and on the cost of any subsequent purchases from the date of such purchase. Indexation relief for individual shareholders ceased on 5th April 1998. Taper relief is available to individual shareholders who hold or are deemed to hold shares for at least three years before they are sold. A capital gain is taxed at the marginal tax rate of the individual. For disposals after 5th April 2008 it is proposed that no indexation or taper relief will be available and that a capital gain will be taxed at a flat rate of 18% rather than the marginal tax rate of the individual. These proposals are not yet law and may be subject to change.

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

GSK Annual Report 2007	173

Back to Contents

INVESTOR INFORMATION
Glossary of terms

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two Ordinary shares.

American Depositary Shares (ADSs)	Ordinary shares registered on the New York Stock Exchange.

Basic earnings per share	Basic income per share.

Called-up share capital	Ordinary shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of total equity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary shares, capital stock or common stock issued and fully paid.

Shareholders’ funds	Shareholders’ equity.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares outstanding	Shares in issue excluding Treasury shares

Statement of recognised income and expense	Statement of comprehensive income.

Subsidiary	An entity in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

174	GSK Annual Report 2007

Back to Contents

MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum and Articles of Association of GlaxoSmithKline

The following is a summary of the principal provisions of the company’s Memorandum of Association and Articles of Association. Shareholders should not rely on this summary, but should instead refer to the current Memorandum and Articles of Association which are filed with the Registrar of Companies in the UK or can be viewed on the company’s website. The Memorandum contains the fundamental provisions of the company’s constitution. The Articles contain the rules for the internal management and control of the company.

Memorandum of Association
The Memorandum of Association of GlaxoSmithKline provides that its principal objects are, among other things, to be the holding company of Glaxo Wellcome and SmithKline Beecham and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the Directors to be capable of being conveniently or advantageously carried on.

Articles of Association
(a) Voting
All resolutions put to the vote at general meetings will be decided by poll. On a poll, every member who is present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder. Unless the Directors otherwise decide, voting rights may not be exercised by a member who has not paid to the company all calls and other sums then payable by him in respect of shares in the company. Voting rights may not be exercised by a member who is subject to an order under Section 794 of the Companies Act 2006 because he has failed to provide GlaxoSmithKline with information concerning his interests in shares within the prescribed period, as required by Section 793 of the Companies Act 2006.

(b) Transfer of Ordinary Shares
Any member may transfer his Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Directors may approve. Such instrument must be properly stamped and lodged with GlaxoSmithKline accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. Every transfer of Ordinary Shares which are in uncertificated form must be carried out by means of a relevant system, as defined in the Regulations.

The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The Articles contain no other restrictions on the transfer of fully paid shares provided (i) the transfer is in favour of not more than four transferees; (ii) the transfer is in respect of only one class of shares; and (iii) the holder of the shares is not subject to an order under Section 794 of the Companies Act 2006. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged.

The Directors may decline to register a transfer of Ordinary Shares by a person holding 0.25 per cent or more of the existing shares of a class if such person is subject to an order under Section 794 Companies Act 2006, after failure to provide GlaxoSmithKline with information concerning interests in those shares required to be provided under the Companies Act, unless the transfer is shown to the Directors to be an approved transfer (as defined in the Articles) or the transferor is not himself in default and he meets certain conditions set out in the Articles.

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and which have been filed with the Registrar of Companies, either generally or in respect of any class of shares.

Provisions in the Articles will not apply to uncertified shares to the extent that they are inconsistent with:

(i)	the holding of shares in uncertified form;
(ii)	the transfer of title to shares by means of a system such as CREST; and
(iii)	any provisions of the Regulations.

(c) Dividends and distribution of assets on liquidation
The profits of GlaxoSmithKline which are available for distribution and permitted by law to be distributed and which GlaxoSmithKline may from time to time determine, upon the recommendation of the Directors, to distribute by way of dividend in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares.

If in their opinion GlaxoSmithKline’s profits justify such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class, of such amounts and in respect of such periods as they think fit.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

As GlaxoSmithKline has only one class of Ordinary Shares, the holders of such shares will under general law be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution, divide among the members in kind all or part of the assets of GlaxoSmithKline (whether they shall consist of property of the same kind or not) as the liquidator deems fair.

(d) Variation of rights and changes in capital
Subject to the provisions of the Companies Act and to the terms of issue of the shares concerned, the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class.

At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons holding or representing as proxy at least one-third in nominal value of the issued shares of the class (but provided that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

GSK Annual Report 2007	175

Back to Contents

MEMORANDUM AND ARTICLES OF ASSOCIATION

GlaxoSmithKline may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of a larger nominal amount, cancel any shares not taken or agreed to be taken by any person and, subject to any applicable legislation, sub-divide its shares into shares of a smaller nominal amount.

GlaxoSmithKline may, subject to the provisions of the Companies Acts, by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve. GlaxoSmithKline may also, subject to the requirements of the Companies Acts and the rights of any of the holders of any class of shares, purchase its own shares.

(e) Unclaimed dividends
Any dividend unclaimed after a period of 12 years from the date when a resolution was passed for payment will be forfeited and revert to GlaxoSmithKline.

GlaxoSmithKline may stop sending dividend warrants by post in respect of any shares if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and GlaxoSmithKline cannot establish a new address for the holder after making reasonable enquiries but in either case GlaxoSmithKline must resume sending warrants if the holder or any person entitled to the shares by transmission claims the arrears.

(f) Untraced shareholders
GlaxoSmithKline may sell any shares in GlaxoSmithKline after advertising its intention and waiting for three months if the shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, GlaxoSmithKline has not received any indication during the relevant period of the whereabouts of the holder of the shares or any person entitled to them by transmission. Upon any such sale, GlaxoSmithKline will become indebted to the former holder of the shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.

(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by the Articles of Association on the rights of non-resident or foreign shareholders except that there is no requirement for GlaxoSmithKline to serve notices on shareholders outside the United Kingdom and the United States.

(h) General meetings of shareholders
GlaxoSmithKline is required to hold an annual general meeting each year. Extraordinary general meetings of shareholders may be called as necessary by the Board and must be called promptly upon receipt of a requisition from shareholders.

(i) Directors’ voting powers
Subject to the provisions of the Companies Acts, and provided the nature of a Director’s interest has been declared to the Directors, a Director is not disqualified by that office from contracting with GlaxoSmithKline in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to GlaxoSmithKline or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

However, no Director may vote on any resolution relating specifically to his own remuneration. A Director may (or any firm of which he is a partner, employee or member may) act in a professional capacity for GlaxoSmithKline (other than as auditor) and be remunerated for so doing. A Director may also be or become director or other officer of, or be otherwise interested in, any company promoted by GlaxoSmithKline or in which GlaxoSmithKline may be interested and will not be liable to account to GlaxoSmithKline or the members for any benefit received by him.

(j) Directors’ remuneration
Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors. Such fees may be satisfied in shares or in any other non-cash form. Any Director who is appointed to any executive office, acts as chairman or vice-chairman, serves on any committee of the directors or performs any other services which the Directors consider to extend beyond the ordinary services of a director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors or any committee authorised by the Directors may decide. Each Director may be paid reasonable travelling, hotel and other expenses he incurs in attending and returning from meetings of the Directors, of committees of the Directors or of GlaxoSmithKline or otherwise incurred in connection with the performance of his duties for GlaxoSmithKline.

(k) Pensions and gratuities for Directors
The Directors or any committee authorised by the Directors may provide benefits by the payment of gratuities, pensions or insurance or other allowances or benefits for any Director or former Director or their relations, connected persons or dependants.

(l) Borrowing powers
So far as the legislation allows, the Directors may exercise all GlaxoSmithKline’s powers to borrow money; to mortgage or charge all or any of GlaxoSmithKline’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation or GlaxoSmithKline or of any third party.

(m) Retirement and removal of Directors
At every annual general meeting of GlaxoSmithKline, firstly, one-third of the Directors will retire by rotation and be eligible for re-election (or, if one-third is not a whole number, the number of directors to retire is the number which is nearest to one-third). If there are less than three directors, they will all retire. The Directors to retire will be those who were in office at the time of the two previous annual general meetings and who did not retire by rotation at either of them, and, secondly, if the number of directors retiring remains less than the minimum required to retire, those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

No Director is required to retire by reason of his age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit.

176	GSK Annual Report 2007

Back to Contents

INVESTOR INFORMATION
Cross reference to Form 20-F

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisors	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	166-168
D	Risk factors	50-53

4	Information on the company
A	History and development of the company	2
Business overview
	Products	32, 33, 35
	Competition	34, 35
	Regulation	27, 28
	Marketing and distribution	13
	Manufacture and supply	26
	Research and development	14-21
	Intellectual property	28, 29
	Environment, health and safety	29,30
	Access to medicines	23
	Corporate responsibility and community investment	24, 25
C	Organisational structure	149-151
D	Property, plant and equipment	44
	Note 6 – Segment information	100-103
	Note 17 – Property, plant and equipment	111, 112

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
A	Operating results
	2007 and 2006	36-53
	2006 and 2005	54-58
B	Liquidity and capital resources	44-49
C	Research and development, patents and licenses, etc.	12, 14-21
D	Trend information	12
E	Off-balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	46

6	Directors, senior management and employees
A	Directors and senior management	60-61
B	Compensation
	Remuneration Report	71-86
C	Board practices
	Corporate governance	62-70
D	Employees
Being the best place for the best people to do
	their best work	22
	Note 10 – Employee costs	106
	Note 28 – Pensions and post-employment benefits	117-123
	Financial record	168
E	Share ownership
Being the best place for the best people to do
	their best work	22
	Note 42 – Employee share schemes	144-148
	Share options	75, 81-83
	Incentive plans	74, 75, 83-85
	Directors’ interests	81, 86

7	Major shareholders and related party transactions
A	Major shareholders	64,170
B	Related party transactions
	Note 35 – Related party transactions	130

Item		Page

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See item 18
	Note 44 – Legal proceedings	152-158
B	Significant changes
	Note 40– Post balance sheet events	136

9	The offer and listing
A	Offer and listing details
	Share price listing	169, 171
C	Markets	171

10	Additional information
B	Memorandum and Articles of Association	175, 176
D	Exchange controls	170
E	Taxation	173
H	Documents on display	170

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	48, 49
	Note 41 – Financial instruments and related disclosures	137-144

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	66, 67

16	[Reserved]

16A	Audit Committee financial expert	67

16B	Code of ethics	68

16C	Principal accountant fees and services
	Note 9 – Operating profit	105

16D	Exemptions from the listing standard for audit committees	n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers
	Note 33 – Share capital and share premium account	127

17	Financial statements	n/a

18	Financial statements
	Independent auditors’ report	89
	Consolidated income statement	90
	Consolidated balance sheet	91
	Consolidated cash flow statement	92
	Consolidated statement of recognised income and expense	93
	Notes to the financial statements	94-158

19	Exhibits	Footnote (i)

Footnote (i) – see the company's Form 20-F filing with the Securities and Exchange Commission.

GSK Annual Report 2007	177

www.gsk.com

Head Office and Registered Office GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000

Registered number: 3888792

Printed in the UK by The Midas Press. The paper used in
the production of this document is made from pulps
harvested from sustainable forests, also using sawmill
residues and forest thinnings. It is elemental chlorine-free.