Form 20-F
period 2008-12-31
GLAXOSMITHKLINE PLC
filed 2009-03-04
CIK 1131399

As filed with the Securities and Exchange Commission on March 4, 2009
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-15170
GlaxoSmithKline plc
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organization)
980 Great West Road, Brentford, Middlesex TW8 9GS England
(Address of principal executive offices)
Simon Bicknell
Company Secretary
GlaxoSmithKline plc
980 Great West Road
Brentford
England
+44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing 2	New York Stock Exchange
Ordinary Shares, Par value 25 pence
4.850% Notes due 2013	New York Stock Exchange
5.650% Notes due 2018	New York Stock Exchange
6.375% Notes due 2038	New York Stock Exchange
Floating Rate Notes due 2010	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of Par value 25 pence each 5,187,122,079
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes   ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.
☐ Yes    ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☑ No

GlaxoSmithKline

Do more, feel better, live longer

Grow
Deliver
Simplify

Annual Report 2008

Find out more about GSK online...
www.gsk.com
Website
GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this Annual Report.
Notice regarding limitations on Director liability under English Law
Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 12 to 98. Under English law the Directors would be liable to the company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Report of the Directors
Pages 12 to 98 inclusive consist of a Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.
Cautionary statement regarding forward-looking statements
The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. A shareholder can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 50 to 53 of this Annual Report.

GSK Annual Report 2008 1

Grow
a diversified global business
Deliver
more products of value
Simplify
the operating model

In 2008 we set out three new strategic priorities that aim to improve our long-term financial performance.
We believe these priorities will enable us to navigate the coming years successfully and retain our leading-edge as a company able to meet patients’ and payers’ needs into the future.
Find out more about our priorities on the following pages.
Contents

Chairman and CEO summary	3
Strategy	4

Report of the Directors
Business review	12
Corporate governance	60
Remuneration Report	78

Shareholder information
Financial record	182
Product development pipeline	193
Shareholder information	197
Taxation information for shareholders	200
Glossary of terms	201

2 GSK Annual Report 2008
Our mission
We have a challenging and inspiring mission to improve the quality of human life by enabling people to do more, feel better and live longer.
By focusing our business around our strategic priorities, we’re confident that we can fulfil this promise.

Sir Christopher Gent
Chairman

Andrew Witty
Chief Executive Officer

GSK Annual Report 2008 3

Chairman and CEO summary
2008 marked a turning point for GSK and we are now in a pivotal period of change as we redefine our business model to increase sales growth, reduce risk and deliver long-term sustainable financial performance to shareholders.
Financial performance*
We are pleased with the response of the business to what we always knew would be a challenging 12 months, due to the adverse impact of significant US patent expiries and further decline in Avandia sales. As anticipated, these factors led to a decline in earnings per share (EPS) for the year, which was compounded by an unexpected legal charge in the fourth quarter.
Total sales for the year were £24.4 billion, down 3% in constant exchange rate (CER) terms, and EPS excluding major restructuring was 104.7p, a decrease of 9% over 2007 in CER terms. Cash generation remains strong, with net cash inflow from operating activities of £7.2 billion, up 17% in sterling terms.
The Board declared a dividend for the year of 57p, up from 53p for 2007. During the year we completed share repurchases of £3.7 billion. We do not expect to make any significant repurchases in 2009. Our financial strategy remains to maintain an efficient balance sheet, while using cash resources to invest in our strategic priorities and increase returns to shareholders through our progressive dividend policy.
The performance of our core pharmaceuticals business and the increasing diversification of its sales base are important indicators of GSK’s progress. Our pharmaceutical turnover declined 3% in CER terms, reflecting the adverse impact of generic competition to our patented products and lower Avandia and pandemic product sales. Excluding genericised products, Avandia and pandemic products, which have significant sales volatility, the remaining pharmaceuticals business delivered £16.4 billion in sales and grew by 10% in CER terms. Within this, vaccines sales rose by 20% to £2.47 billion.
Our sales in emerging markets grew by 12% to £2.3 billion. Sales in Asia Pacific and Japan totalled £1.9 billion; we are now moving into a phase of converting our extensive pipeline in Japan into approved medicines.
In 2008, we continued the good work of the previous year and launched 12 pharmaceutical products including vaccines. We are now also starting to see good traction with our new pharmaceutical products launched in the last two years, which contributed sales of almost £0.8 billion during the year.
Improved productivity and disciplined allocation of capital are key elements of our R&D strategy. We currently have around 30 assets in our late-stage pipeline, a level we aim to sustain. The augmentation of our pipeline, over the past few years, has been accomplished without substantial increases in total R&D expenditure.
*Constant exchange rates (CER) are explained on page 16.

Sales in Consumer Healthcare were just under £4 billion and we are making good progress with our strategy of investment in innovation, acquisitions and marketing excellence in this area of our business.
Strategic priorities
In 2008 we established our three strategic priorities to: grow a diversified global business; deliver more products of value; and simplify the operating model.
These priorities are designed to radically transform our business by reducing our relative dependence on small molecule pharmaceuticals in developed Western markets. We expect to see an increase in the relative importance of our emerging markets and Japanese businesses and an increasingly greater contribution to our business from vaccines and consumer products. We also anticipate a growing capability to deliver more products of value from R&D which will not only deliver benefits to patients but will also more readily meet payers’ needs and therefore enable us to achieve more rapid, reimbursed product approvals. Our expanded restructuring programme, which is expected to deliver annual savings of £1.7 billion by 2011, is a vital catalyst of this change.
These priorities and the progress we made to implement them during 2008 are explained on the following pages. You can find more information, including regular updates on progress as we move through 2009, by visiting our website at www.gsk.com
Changes to the Board
Sir Ian Prosser and Dr Ronaldo Schmitz will retire from the Board after the Annual General Meeting. We thank them for their dedicated service to the Boards of GSK and our heritage companies and for the valuable contributions they have made to our business.
In May 2009, we welcome James Murdoch to the Board, as a Non-Executive Director. As the Chairman and Chief Executive of News Corporation Europe and Asia, James brings great experience and expertise to our boardroom, which will be particularly evident in his role as a member of GSK’s Corporate Responsibility Committee.
Outlook
We enter 2009 with confidence and expect to make further good progress in implementing our strategic priorities that will enable us to meet our long-term objective of reducing risk and delivering sustainable growth to shareholders.
Finally, we would especially like to recognise the enormous contribution of our employees and our wide network of partners. Their willingness, energy and enthusiasm for change are strong foundations on which to build our new business model.

Sir Christopher Gent	Andrew Witty
Chairman	Chief Executive Officer

To find out more visit us at www.gsk.com

4 GSK Annual Report 2008
Our strategy

The pharmaceutical industry is experiencing a time of unprecedented challenge. Patent expiries, regulatory issues and increased pressures from healthcare providers have combined to create an environment where our sector is associated with lower growth and higher risk.
We are addressing these challenges through three key strategic priorities which we believe will transform GSK into a company that delivers more growth, less risk and an improved financial performance.
Key challenges
The patents on many medicines that have driven sales growth in our industry over the last decade are coming to an end. These medicines may not be replaced by products of equivalent financial size.
In addition, there are increasing pressures on pharmaceutical companies to deliver products with demonstrable benefits over current treatments. No longer do we merely have to discover and develop products that help people do more, feel better and live longer. We now have to justify that our products represent the greatest value for healthcare providers.
At the same time, the pharmaceutical sector has been exposed to controversy regarding ethical and patient safety issues. As an industry, we are in danger of eroding what trust we already have when we actually need to be building stronger relationships with governments, regulators and the general public.
These factors have combined to move the industry from one which was expected to deliver high growth at low risk, to the very opposite.
Three strategic priorities
In 2008 we established the following three strategic priorities:

•	Grow a diversified global business

•	Deliver more products of value

•	Simplify the operating model
We believe these priorities will enable us to navigate the coming years successfully and retain our leading-edge as a company able to meet patients’ and healthcare providers’ needs into the future.
Updates on our progress will be published on our website at www.gsk.com and also feature in our regular financial results.
Corporate responsibility
Running our business in a responsible way is fundamental to our success and inseparable from our strategic priorities.
We operate in a way that reflects our values, seeks to understand and respond to stakeholder views and connects our business decisions to ethical, social and environmental concerns. In this way we aim to minimise the negative impacts and maximise the positive benefits of our business.
Responsibility is vital in all parts of our business and we understand the need to be open about how we are operating. We also understand that transparency is a key factor in building trust with our stakeholders and have implemented a number of initiatives to improve the transparency of our activities.
Comprehensive information on our approach to responsibility issues can be found in our annual Corporate Responsibility Report at www.gsk.com/responsibility.

GSK Annual Rerport 2008 5
Grow a diversified global business

We are reducing risk by broadening and balancing our portfolio, diversifying into new product areas that show potential, while also fully capturing opportunities for our products across all geographic boundaries.
The plans which underpin this strategic priority:
•	Drive growth in the pharmaceutical business in our core markets

•	Deliver our ambitious vaccines forecast

•	Fulfil the potential of emerging markets

•	Expand our business in Japan

•	Grow the Consumer Healthcare business
To find out more go to page 6

Deliver more products of value

We are striving to build one of the strongest pipelines in the industry. We are transforming R&D to ensure that we not only deliver the current pipeline but are also able to sustain a flow of new products for years to come.

The plans which underpin this strategic priority:
•	Focus on the best science

•	Diversify through externalisation

•	Re-personalise R&D

•	Focus on return on investment
To find out more go to page 8

Simplify the operating model

GSK is a complex organisation. We recognise that we need to simplify our operating model further, changing the way we work, removing unnecessary processes and structures which slow us down and distract us from our mission.

The plans which underpin this strategic priority:
•	Evolve our commercial model

•	Re-shape manufacturing

•	Streamline our processes

•	Reduce working capital
To find out more go to page 10

6 GSK Annual Report 2008

We are reducing risk by broadening and balancing our portfolio, diversifying into new product areas that show potential, while also fully capturing opportunities for our products across all geographic boundaries.
Specifically, we expect to generate future sales growth by strengthening our core pharmaceuticals business and supplementing it with increased investment in growth areas such as vaccines, biopharmaceuticals and consumer healthcare.
We are also seeking to unlock the geographic potential of our businesses, particularly in emerging markets and Japan.
We have made good progress on this priority during 2008, and we believe there remain many opportunities for GSK to diversify further.

Grow a diversified global business

Our plans
Drive growth in the pharmaceutical business in our core markets
Our established strengths in the small molecule pharmaceutical sectors of larger markets such as the USA, UK, France, Germany, Italy and Spain remain central to our business. During 2008, we received European approval for Tyverb for advanced breast cancer, Volibris for the treatment of pulmonary arterial hypertension, Avamys a new allergic rhinitis treatment and US approval for Promacta for the treatment of thrombocytopenia and Entereg for postoperative ileus. In our US pharmaceuticals business we have initiated a major change programme, refocusing marketing to demonstrate value and introducing new product offerings which focus on volume opportunities.
Deliver our ambitious vaccines forecast
Increasingly, healthcare providers recognise the important role that vaccines play in preventative healthcare. Our proven capability and strong pipeline, plus the high barriers to entry faced by our competitors, mean that this is expected to be a source of future growth for GSK.
We are targeting sustained growth in our vaccines portfolio, by launching new vaccines and working to expand our franchise in Japan and emerging markets.
During 2008, Cervarix our new cervical cancer vaccine, was successful in approximately 60% of all tenders, achieving several notable successes including Europe’s largest vaccination programme against cervical cancer, which is taking place in the UK. The year also saw Rotarix, Boostrix (adult indication) and Kinrix receive approval from the FDA.
Fulfil the potential of emerging markets
Emerging markets feature a less-defined distinction between pharmaceutical, over-the-counter and retail market structure and our ability to operate across this spectrum is a clear competitive advantage. We have an opportunity to improve this capability and further energise our business in fast-growing emerging markets.

GSK Annual Rerport 2008 7

In 2008, we entered into an alliance with Aspen Holdings of South Africa. This new relationship gives us priority access to commercialised products from a portfolio of over 1,000 potential products.
As the year ended we acquired a BMS portfolio in Egypt and reached agreement to acquire a BMS portfolio in Pakistan. In early 2009 we also agreed with UCB to acquire its current marketed product portfolio in a range of territories.
Expand our business in Japan
Japan is a key market for GSK investment and growth. We have an extensive product pipeline and expect to launch more than 40 products in this market over the next five years.
Major approvals in this market recently were Lamictal for epilepsy and Adoair for COPD.
Grow the Consumer Healthcare business
Our Consumer Healthcare business continues to drive growth through a portfolio of powerful brands in three key segments: over-the-counter (OTC) medicines, Oral healthcare and Nutritional healthcare.
The brand portfolio, which includes alli for weight loss, Panadol a range of analgesics, Sensodyne toothpaste and Lucozade is supported by a strategy focused on innovation, marketing excellence, geographic expansion and acquisitions.
In September 2008 we launched Sensodyne into the Chinese market, our first major consumer launch in the country for a decade. We are now preparing to launch alli, the first OTC weight loss product approved by the European Commission, across Europe.

To find out more visit us at www.gsk.com

8 GSK Annual Report 2008

We are striving to build one of the strongest pipelines in the industry. We are transforming R&D to ensure that we not only deliver our current pipeline of new pharmaceuticals, vaccines and Consumer Healthcare products, but are also able to sustain this flow of new products for years to come.
As we move towards a more diversified business we will concentrate on developing a higher volume of mid-size products for more clearly-defined patient populations. This will help develop a lower risk portfolio which is not dependent on the performance of one or two large products.
Positive steps have already been taken, with 30 late-stage assets currently in our pharmaceuticals and vaccines pipeline. Our objective is to sustain this throughput of products over the long-term.
Our plans
Focus on the best science
Around 75% of assets in our pipeline are entirely new compounds or vaccines, demonstrating our strong drive towards innovation.
During the year we rebalanced our Drug Discovery organisation to improve efficiency and focus on the areas of new science that we believe are most likely to lead to new medicines. Together with vaccines, GSK’s R&D is now focused on eight therapy areas: Biopharmaceuticals, Immuno-inflammation, Infectious diseases, Metabolic pathways, Neuroscience, Oncology, Ophthalmology and Respiratory.
Diversify through externalisation
We recognise that we do not have a monopoly on the best science. Therefore we have proactively expanded collaborations with external partners as well as with academia to access innovation and strengthen our early pipeline.
Recent alliances with organisations such as Cellzome and the Harvard Stem Cell Institute and acquisitions such as that of Sirtris and Genelabs are providing us with competitive advantage in important areas of research.
In the last year, we completed or expanded 21 new drug discovery alliances adding significant breadth and scale to our R&D activities. There are currently 70 discovery units working either inside the company or externally.
Biopharmaceuticals will play an increasingly important role in our future portfolio. Offering a worldwide market of approximately £40 billion with projected compound annual growth of 18% over the next five years, biopharmaceuticals are compounds capable of being manufactured by living organisms, usually cultured cells.
Currently only 6% of our pipeline comprises biopharmaceuticals, which is below the industry average. We have significantly expanded our biopharmaceutical pipeline through in-house discovery, the acquisition of Domantis and by in-licensing late-stage products. There are currently 10 clinical research programmes underway including five assets in late-stage development.

Deliver more products of value

GSK Annual Rerport 2008 9

Re-personalise R&D
We want to create an environment where there is no impediment to our best scientists making the kind of discoveries which will transform the company’s future by delivering value to patients, healthcare providers and shareholders.
2008 saw the creation of Discovery Performance Units (DPUs) within our Centres of Excellence for Drug Discovery (CEDDs). Each DPU is a compact, fully-empowered, focused and integrated team which has responsibility for a small part of the pipeline.
We have also created new, integrated R&D Units for Biopharmaceuticals and Oncology. The R&D centre we established in China in 2007 is now 200 people strong and has recruited experienced scientists who are dedicated solely to GSK’s neurodegenerative research.
Focus on return on investment
We have adopted a more disciplined approach to how and where we allocate resources within R&D. More than 35% of discovery projects have been terminated following our therapy area rebalancing exercise and reviews by the new Drug Discovery Investment Board.
As part of the same process, all our 35 Discovery Performance Units now have three year funding in place to develop their projects.
We realise that reimbursement is the key to long-term financial performance and we are working hard to bring a health outcome focus to R&D which will in turn deliver greater value to healthcare providers. For example, in Europe direct dialogue now exists between payer organisations and our R&D teams to improve our understanding of the perceived benefit and value of new products.

To find out more visit us at www.gsk.com

10 GSK Annual Report 2008

GSK is a complex organisation. We recognise that we need to simplify our operating model further, changing the way we work, removing unnecessary processes and structures which slow us down and distract us from our mission.
Our global restructuring programme is a vital catalyst of our strategy. We believe it will radically change our business model giving us the capability to support a more diverse, growing business that is also expected to be more profitable in the long-term.

Simplify the operating model

Our plans
Evolve our commercial model
We have reorganised so that we now have one single commercial support structure for Europe, Emerging Markets and Asia Pacific/Japan. In the USA, we have radically restructured our pharmaceuticals business. This includes the transformation of the US sales force as well as the decision to designate a single headquarters for US Pharmaceuticals, located at Research Triangle Park, North Carolina to reduce complexity and streamline our US operations.
Re-shape manufacturing
Manufacturing is a key capability at GSK and we are taking an ambitious approach to re-shaping our operations. We are moving to match network capacity more closely to volume and are leveraging our network of sites and contractors to ensure the flexibility to sustain growth and adapt to changing business models.
We continue to improve the efficiency of our sites, by applying benchmarked studies and seizing opportunities to do more with less. In addition, we are simplifying our operating model to clarify roles and responsibilities, to improve prioritisation and decision making and to introduce simpler, more efficient ways of working.
Streamline our processes
We are simplifying our organisation to speed up decision-making and improve alignment to our business priorities. There are many different programmes and initiatives across GSK including a comprehensive programme to simplify and reduce costs in IT. Through an innovative partnership with Microsoft Online we will produce financial savings, improve productivity and enhance collaboration internally and with our external partners.

GSK Annual Report 2008  11

We are striving to ensure that cross-business processes and structures are simpler and more efficient. For example, a number of reviews are currently underway to simplify our support functions infrastructure and create a leaner corporate centre.
Reduce working capital
Our current working capital requirement is around £8 billion. In September 2008, we started a programme which has successfully delivered cash flow benefits of more than £500 million, which we are using to invest in our strategic priorities.

To find out more visit us at www.gsk.com

12 GSK Annual Report 2008
Report of the Directors
Financial trends and ratios

	2008			Growth*	2007			Growth*	2006
Total results	£m		CER%	£%	£m		CER%	£%	£m

Turnover	24,352		(3)	7	22,716		2	(2)	23,225

Cost of sales	(6,415)		13	21	(5,317)		8	6	(5,010)
Selling, general and administration	(7,656)		2	10	(6,954)		–	(4)	(7,257)
Research and development	(3,681)		4	11	(3,327)		(1)	(4)	(3,457)
Other operating income	541				475				307

Operating profit	7,141		(20)	(6)	7,593		3	(3)	7,808

Profit before taxation	6,659		(24)	(11)	7,452		2	(4)	7,799
Profit after taxation for the year	4,712		(25)	(11)	5,310		3	(3)	5,498

Profit attributable to minority interests	110				96				109
Profit attributable to shareholders	4,602				5,214				5,389

Basic earnings per share (pence)	88.6	p	(21)	(6)	94.4	p	5	(1)	95.5	p
Diluted earnings per share (pence)	88.1	p			93.7	p			94.5	p

Results before major restructuring

Turnover	24,352		(3)	7	22,716		2	(2)	23,225

Cost of sales	(5,776)		4	11	(5,206)		6	4	(5,010)
Selling, general and administration	(7,352)		–	8	(6,817)		(2)	(6)	(7,257)
Research and development	(3,506)		2	8	(3,237)		(3)	(6)	(3,457)
Other operating income	541				475				307

Operating profit	8,259		(10)	4	7,931		8	2	7,808

Profit before taxation	7,782		(14)	–	7,790		6	–	7,799
Profit after taxation for the year	5,551		(14)	–	5,571		8	1	5,498

Profit attributable to minority interests	110				96				109
Profit attributable to shareholders	5,441				5,475				5,389

Basic earnings per share (pence)	104.7	p	(9)	6	99.1	p	10	4	95.5	p
Diluted earnings per share (pence)	104.1	p			98.3	p			94.5	p

Research and development — total

Pharmaceuticals	3,557				3,215
Consumer Healthcare	124				112

Total	3,681				3,327

Net finance cost cover — total

Net finance costs	530				191
Cover	14 times				40 times

Net finance cost cover is profit before tax plus net finance costs, divided by net finance costs.
Tax rate — total	29.2%				28.7%
Tax rate — before major restructuring	28.7%				28.5%

Borrowings

Net debt	10,173				6,039
Gearing	122%				61%

The gearing ratio is calculated as net debt as a percentage of total equity.

*	CER% represents growth at constant exchange rates. Sterling% or £% represents growth at actual exchange rates. See page 13.
The calculation of results before major restructuring, is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

GSK Annual Report 2008 13
Report of the Directors
Report of the Directors

The Report of the Directors provides users of the financial statements with a more complete picture of GSK. It supplements the information in the financial statements with a discussion of other aspects of our activities, our future and the environment in which we operate.
The report is divided into a number of sections. These are:
Business review
This discusses our financial and non-financial activities, resources development and performance during 2008 and outlines the factors including the trends and the principal risks and uncertainties which are likely to affect future development. This is sub divided into:
Corporate governance
This discusses our management structures and governance procedures. It includes disclosures on compliance with the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code) and with US laws and regulation.
Directors’ remuneration
This sets out the remuneration policies operated for our Directors and the Corporate Executive Team (CET) members. There are disclosures on Directors’ remuneration including those required by The Directors’ Remuneration Report Regulations 2002 (the Regulations). The sections cover:
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
Currencies
The currencies that most influence the Group’s results remain the US dollar, the euro, the yen and the pound.
In 2008 the pound weakened by 28% against the dollar, to $1.44/£1 at year-end. In addition, the pound weakened by 24% against the euro and by 40% against the yen. A new £/€ record low of 1.02 was set in December.

14 GSK Annual Report 2008
Report of the Directors
2008 Performance overview

Key performance indicators

*	The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

+	Free cash flow is described on page 46.
Our strategies

During 2008 we set out three new strategic priorities. Full details are given on pages 4 to 11.

Grow a diversified global business
Broadening and balancing our portfolio, diversifying into new product areas while also fully capturing opportunities for our products across all geographic boundaries.

Deliver more products of value
Transforming R&D to ensure we not only deliver the current pipeline but are also able to sustain the flow of products for years to come.

Simplify the operating model
Simplifying our operating model to ensure that it is fit for purpose and able to support our business in the most efficient and effective way.

GSK Annual Report 2008 15
Report of the Directors

Our measures	Progress in 2008

We are developing a number of measures to track our progress against the strategic priorities over the medium to long term. These include the following:		We made good progress during the year, with a number of notable successes

•	Performance of core pharmaceuticals business, including growth in vaccines	•	Excluding genericised products, Avandia and pre-pandemic preparations, our core pharmaceuticals business had turnover of £16.4 billion and grew by 10%.

•	Growth of Consumer Healthcare market share	•	Consumer Healthcare sales grew 3% to nearly £4 billion. Continued market share growth in Oral healthcare and Nutritional healthcare but sales fell in OTC due to lower sales of smoking cessation products.

•	Contribution of Emerging Markets to our overall sales and growth	•	Sales in Emerging Markets grew 12% to £2.3 billion. Transactions with Aspen and BMS executed to build broader and more geographically diverse portfolio.

•	Expansion of Japanese business	•	Major recent approvals in Japan for Lamictal for epilepsy and Adoair for COPD. Around 40 new product opportunities in development. Sales in Japan fell by 3% as a result of price cuts mandated by government.

•	Contribution to sales of new products	•	New product launches in the last two years contributed sales of almost £0.8 billion in 2008.

•	Number of reimbursable product approvals and filings	•	12 key product launches, including Tyverb, Volibris and Avamys in Europe and Treximet, Entereg, Promacta, Kinrix and Rotarix in the USA. Secured 17% of all FDA approvals for new chemical entities and vaccines.

•	Sustaining late-stage pipeline of around 30 assets	•	Late stage pipeline maintained at around 30 assets. Five new assets moved into phase III development during 2008, including darapladib for atherosclerosis and Syncria for type 2 diabetes.

•	Enhanced productivity and increased externalisation for Drug Discovery	•	Created 35 Discovery Performance Units, small teams each with three-year funding in place. Entered or expanded 21 new drug discovery alliances.

•	Delivery of major restructuring programme	•	Annual cost savings of £390 million already achieved. Programme expanded to deliver annual savings of £1.7 billion by 2011.

•	Evolution of our commercial model	•	Rescaled and redeployed US pharmaceuticals sales force. Sales forces expanded in Emerging Markets.

•	Reshaping of Global Manufacturing and Supply	•	Manufacturing network rationalisation continuing with multiple site exits ongoing.

•	Reduction in working capital	•	Delivered more than £500 million of cash flow benefits from the working capital reduction programme which started in September 2008.

16 GSK Annual Report 2008
Report of the Directors

History and development of the company
GlaxoSmithKline plc is a public limited company incorporated on 6th December 1999 under English law. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. On 27th December 2000 the company acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, by way of a scheme of arrangement for the merger of the two companies. GSK and its subsidiary and associated undertakings constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.
GSK has its corporate head office in London and has its US headquarters in Research Triangle Park, with operations in some 114 countries, and products sold in over 150 countries.
Annual Report and Summary
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2008, prepared in accordance with United Kingdom requirements. It was approved by the Board of Directors on 3rd March 2009 and published on 4th March 2009.
A summary of the year, intended for the shareholder not needing the full detail of the Annual Report, is produced as a separate document and issued to all shareholders. The summary does not constitute a set of summary financial statements as defined by section 251 of the Companies Act 1985. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GSK’s website.
In this Report ‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiary undertakings; the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p; American Depositary Shares (ADS) each represents two GlaxoSmithKline shares.
Brand names
Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trademarks of Bayer, Boniva/Bonviva, a trademark of Roche, Citrucel, a trademark of Merrell Pharmaceuticals, Entereg, a trademark of Adolor Corporation in the USA, Volibris, a trademark of Gilead, NicoDerm, a trademark of Sanofi-Aventis, Pfizer Canada, Elan, Novartis, Merrell or GlaxoSmithKline, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used in certain countries under licence by the Group.
Business segments
GSK operates in two industry segments:
•	Pharmaceuticals (prescription pharmaceuticals and vaccines)
•	Consumer Healthcare (OTC medicines, Oral healthcare and Nutritional healthcare).
Results before major restructuring
In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled ‘Major restructuring’. In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets these criteria.
The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are described as ‘Results before major restructuring’. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.
CER growth
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

GSK Annual Report 2008 17
Report of the Directors
Products, intellectual property and competition

Pharmaceutical products
GSK’s principal pharmaceutical products are currently directed to eight main therapeutic areas. A description of the products is on pages 18 to 19 and an analysis of sales by therapeutic area, is on page 35.
Competition
Our principal pharmaceutical competitors range from small to large pharmaceutical companies often with substantial resources. Some of these companies are:
•	Abbott Laboratories

•	Amgen

•	AstraZeneca

•	Bristol-Myers Squibb

•	Eli Lilly

•	Johnson & Johnson

•	Merck

•	Novartis

•	Pfizer

•	Roche Holdings

•	Sanofi-Aventis

•	Schering-Plough

•	Wyeth
Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear significant research and development or education and marketing development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. As a research and development based company we will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to generate profits and fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. For details of some of the challenges to our products see legal proceedings on pages 172 to 180. Following the loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.
We believe that remaining competitive is dependent upon the discovery and development of new products, together with effective marketing of existing products.
Within the pharmaceutical industry, the introduction of new products and processes by our competitors may affect pricing or result in changing patterns of product use. There is no assurance that products will not become outmoded, notwithstanding patent or trademark protection. In addition, increased government and other pressures for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products that are no longer protected by patent.
Intellectual property
Intellectual property is a key business asset for our company, and the effective legal protection of our intellectual property (via patents, trademarks, registered designs, copyrights and domain name registrations) is critical in ensuring a reasonable return on investment in R&D.
Patents
It is our policy to try to obtain patents on commercially important, protectable inventions discovered or developed through our R&D activities. Patent protection for new active ingredients is available in most major markets and patents can also be obtained for new drug formulations, manufacturing processes, medical uses and devices for administering products. Although we may obtain patents for our products, this does not prevent them from being challenged before they expire. Further, the grant of a patent does not provide assurance that the issued patent will be held valid and enforceable by a court. Significant litigation concerning such challenges is summarised in Note 44 to the financial statements, ‘Legal proceedings’. If a court determines that a patent we hold is invalid, non infringed or unenforceable, it will not protect the market from third party entry prior to patent expiry.
The life of a patent in most countries is 20 years from the filing date. Patents protecting new active ingredients are generally applied for early in the development process. The long development time for pharmaceutical products may result in a substantial amount of this patent life being used up before launch. In some markets (including the USA and in Europe) it is possible to have some of this lost time restored and this leads to variations in the amount of patent life actually available for each product we market. Further, certain countries provide a period of data or market exclusivity that prevents a third party company from relying on our clinical trial data to enter the market with its copy for the period of exclusivity.
The patent expiry dates for our significant products are in the following table. Dates provided are for expiry of patents in the USA and major European markets on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric use in the USA) where available.

18 GSK Annual Report 2008
Report of the Directors
Products, intellectual property and competition continued

Product	Compounds	Indication	Major	Patent expiry dates
			competitor brands	USA	EU

Respiratory
Seretide/Advair	salmeterol xinafoate/ fluticasone propionate	asthma/COPD	Singulair, Symbicort, Spiriva, Asmanex, Pulmicort	2010 (combination)	2013 [2] (combination)

Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	expired	expired

Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva	expired	expired

Veramyst	fluticasone furoate	rhinitis	Nasacort	2021	2023

Flixonase/Flonase	fluticasone propionate	rhinitis	Nasonex, Rhinocort	expired	expired

Anti-virals				2016	2019
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla	(combination)	(combination)

Combivir	lamivudine and zidovudine	HIV/AIDS	Truvada, Atripla	2012 (combination)	2013 (combination)

Trizivir	lamivudine, zidovudine and abacavir	HIV/AIDS	Truvada, Atripla	2016 (combination)	2016 (combination)

Agenerase	amprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2013	2014

Lexiva	fosamprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2017	2019

Epivir	lamivudine	HIV/AIDS	Truvada, Atripla	2010	2011

Ziagen	abacavir	HIV/AIDS	Truvada, Atripla	2012	2014

Valtrex	valaciclovir	genital herpes, coldsores, shingles	Famvir	2009	2009

Zeffix	lamivudine	chronic hepatitis B	Hepsera	2010	2011

Relenza	zanamivir	influenza	Tamiflu	2013	2014

Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired

Imigran/lmitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired

Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Effexor, Cymbalta, Lexapro	expired	expired

Wellbutrin SR	bupropion	depression	Effexor, Cymbalta,	expired	2009
			Lexapro

Requip	ropinirole	Parkinson’s disease,	Mirapex	expired	2011
		restless legs syndrome			(use in treating Parkinson’s disease)

Treximet	sumatriptan and naproxen	migraine	Zomig, Maxalt, Relpax	2017 (combination and use)	NA

Cardiovascular and urogenital
Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	2015	2017

Lovaza	formulation of omega-4 acid ethyl esters	very high triglycerides	Tricor	2017 (Formulation)

Coreg CR	carvedilol phosphate	mild-to-severe heart failure, hypertension, left ventricular dysfunction post MI	Toprol XL	2023[1]	NA

Fraxiparine	nadroparin	deep vein thrombosis, pulmonary embolism	Lovenox	expired	expired

Arixtra	fondaparinux	deep vein thrombosis, pulmonary embolism	Lovenox, Fragmin Innohep	expired	expired

Vesicare	solifenacin	overactive bladder	Detrol, Detrol LA, Enablex, Sanctura	2018	NA

1 Generic competition possible in 2010 as a result of patent settlement

2 The UK patent has been revoked by the UK courts

GSK Annual Report 2008 19
Report of the Directors
Products, intellectual property and competition continued

Product	Compounds	Indication	Major	Patent expiry dates
			competitor brands	USA	EU

Metabolic
Avandia	rosiglitazone maleate	type 2 diabetes	Actos, Januvia	2012	2013

Avandamet	rosiglitazone maleate and metformin HCI	type 2 diabetes	Competact, Janumet Actoplus met	2012	2013

Bonviva/Boniva	ibandronate	osteoporosis	Actonel, Fosamax	2012	2011

Anti-bacterials
Augmentin	amoxicillin/clavulanate potassium	common infections		expired	expired

Altabax	retapamulin	skin infections		2021	2022

Oncology and emesis
Hycamtin	topotecan	ovarian cancer, small cell lung cancer	Doxil, Gemzar	2010	2011

Zofran	ondansetron	nausea and vomiting from cancer	Kytril, Emend, Aloxi	expired	expired

Tykerb	lapatanib	advanced and metastatic	Herceptin	2020	2023
		breast cancer in HER2
		positive patients

Vaccines
Infanrix/Pediarix	diphtheria, tetanus, pertussis,	diphtheria, tetanus, pertussis,	Pentavac, Pentaxim,	2017	2016
	polio, hepatitis B (HepB),	polio, hepatitis B (HepB),	Pediacel, Pentacel
	inactivated antigens

Fluarix	split inactivated influenza virus	seasonal influenza	Vaxigrip, Mutagrip, Fluzone,	none	none
	subtypes A and type B antigens		Influvac, Aggripal, Fluad

FluLaval	split inactivated influenza virus	seasonal influenza	Vaxigrip, Mutagrip, Fluzone,	none	none
	subtypes A and type B antigens		Influvac, Aggripal, Fluad

Cervarix	HPV 16 & 18 virus like particles	human papilloma virus	Gardasil, Silgard	2026	2019
	(VLPs), AS04 adjuvant (MPL +	type 16 & 18
	aluminium hydroxide)

Rotarix	live attenuated rotavirus	rotavirus gastroenteritis	Rotateq	2022	2020
	strain G1P(8)

Trademarks
All of GSK’s commercial products are protected by registered trademarks in major markets. There may be local variations, for example, in the USA the trademark Advair covers the same product sold in the EU as Seretide. Trademark protection may generally be extended as long as the trademark is used by renewing it when necessary. GSK’s trademarks are important for maintaining the brand identity of its products. GSK enforces its trademark rights to prevent infringements.
Consumer Healthcare products
Our portfolio comprises three main categories: OTC medicines, Oral healthcare and Nutritional healthcare.
Sales of key Consumer Healthcare products in 2008 are shown on page 37.
Our leading Consumer Healthcare products include the following:
OTC medicines
•	alli, the first licensed weight loss medicine to be available without a prescription, launched in the USA in 2007 and has now won approval to launch across Europe in 2009
•	Panadol, the global paracetamol/acetaminophen analgesic
•	Smoking control products NicoDerm, NiQuitin CQ, Nicabate and in the USA, Nicorette
•	Other brands include Breathe Right nasal strips, Tums, Citrucel, Contac and FiberChoice.

20 GSK Annual Report 2008
Report of the Directors
Products, intellectual property and competition continued

Oral healthcare
•	Aquafresh, a range of toothpastes, toothbrushes and mouthwashes
•	Sensodyne, a range of toothpastes and toothbrushes, including Pronamel to protect from acid erosion
•	Biotene, acquired late in 2008 and the leading treatment for dry mouth
•	Polident, PoliGrip and Corega, the denture care cleansers and adhesives
•	Other brands include Odol, Macleans and Dr Best.
Nutritional healthcare
•	Lucozade, a range of energy and sports drinks
•	Horlicks, a range of milk-based malted food and chocolate drinks
•	Ribena, a blackcurrant juice-based drink.
Consumer Healthcare competition
GSK holds leading global positions in all its key consumer product areas. Worldwide it is the third largest in Oral healthcare and in OTC medicines. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.
The environment in which the Consumer Healthcare business operates has become ever more challenging:
•	consumers are demanding better quality, better value and improved performance
•	retailers have consolidated and globalised which has strengthened their negotiation power
•	cycle times for innovation have reduced.
The main competitors include the major international companies Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Unilever and Wyeth. In addition, there are many other smaller companies that compete with GSK in certain markets.
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
Global manufacturing and supply (GMS)
More than 31,000 people work in GMS across our network of 78 sites in 37 countries. GMS supports the commercial ambition of GSK by delivering quality medicines and consumer products to patients and customers around the world.
The scale of manufacturing in GSK is staggering, with the manufacture of over 4 billion packs per year in 28,000 different presentations (including tablets, creams/ointments, inhalers, injections, liquids and steriles), which are then supplied to over 150 markets. Over £3.6 billion is spent on production each year.
GMS operates a procurement operation on behalf of the Group. We spend over £2 billion annually with external suppliers, purchasing active ingredients, chemical intermediates, packaging components and part-finished and finished products.
During 2008, as our commercial customers sought every opportunity to grow their business, we focused on the cost-competitive supply of quality product to meet their ambition. We began adapting to the emerging commercial model by leveraging our network of sites and contractors to give us built-in flexibility to sustain future growth and adapt to emerging commercial business models. In an increasingly rigorous external regulatory environment, we have continued to leverage technology in support of process understanding, control, and capability.
Our Primary supply sites supply high quality, competitively priced bulk actives and focus on improvements in primary technologies and processes. Our new product and global supply sites work closely with R&D’s development teams to ensure that the right technical competencies are in place to support rapid and successful new product introduction. These sites serve as the focal point for developing and introducing new secondary manufacturing technologies. The sites in our Regional Pharma supply division focus on reducing costs, allowing GSK to compete more effectively in all its markets. Our Consumer Healthcare sites deliver high-quality, competitively priced products and support rapid new product introduction in a highly innovative and competitive business. New technologies have become a fundamental platform for driving innovation, lowering costs, and providing flexibility in operations.
We are embedding new ways of working that are simplifying the business and achieving greater efficiencies. It is our focus on customer service, including support for new product launches, our strong compliance culture, our commitment to health, safety and the environment, and our commitment to developing our people that have delivered strong results for GSK even as the external environment has become more demanding.
Vaccine manufacturing is particularly complex as it requires the use of innovative technologies and living micro-organisms. Sophisticated quality assurance and quality control procedures are in place to ensure the vaccine’s quality and safety. This includes animal use according to health authorities’ requirements. Due to their biological nature, individual health authorities may subject vaccines to a second control to guarantee the highest quality standards.

GSK Annual Report 2008 21
Report of the Directors
Research and development

Research and development – Pharmaceuticals
GSK R&D is striving to build one of the strongest pipelines of potential new medicines in the industry. In 2008, Pharmaceutical R&D was actively managing over 150 projects in human clinical trials across the globe. Delivering this pipeline to patients safely and efficiently is the number one goal.
Discovering potential medicines
•	The early research identifies the biological targets interfering with a particular disease, and creates small molecules or biopharmaceuticals that interact with these disease targets. Drug Discovery (DD) is formed of the Centres of Excellence for Drug Discovery (CEDDs), groups focused around defined Therapy Areas.

•	A Therapy Area Review exercise conducted in 2007 and early 2008 helped R&D refocus its discovery effort around well identified promising areas of science that are more likely to deliver products of value. R&D invested in growth areas such as ophthalmology and ceased less promising areas of science such as urology. The focus of Drug Discovery at GSK is summarised in the table below.

•	Following this Therapy Area Review, a major transformation of Drug Discovery was conducted in our company in 2008 to create an even more nimble, creative, and entrepreneurial environment, building on the success of the existing CEDD model. Each CEDD created Discovery Performance Units (DPU), gathering small integrated and empowered groups of scientists (size ranging from 5 to 70 people), focusing on a particular disease or pathway, taking the CEDD model one step further. The number of DPUs in each CEDD varies according to the science, and some standalone DPUs were created to explore new therapy areas (such as Ophthalmology), or new ways of working.

•	Each of the CEDDs and standalone DPUs submits a 3-year business plan with overall budget and clearly defined objectives. The CEDDs are accountable for the production of quality proofs of concept, and are tackling this challenge through internal discovery as well as extensive collaborations with academia and biotech companies.
Centres of Excellence for Drug Discovery (CEDD)
All include several Discovery Performance Units (DPU)
•	Immuno-Inflammation
•	Infectious Diseases
•	Metabolic Pathways
•	Neurosciences
•	Respiratory
•	Centre of Excellence for External Drug Discovery (CEEDD)
Additional standalone Discovery Performance Units (DPU)
•	Macrolides
•	Opthiris (focusing on ophthalmology)
•	Virtual PoC
•	Sirtris
•	Academic DPU
•	We continue to identify compounds from other companies that would enhance the portfolio and to create innovative collaborations to ensure that we are seen as a partner of choice for large and small companies. Our internal R&D expertise allows us to have a strong position in business development, and makes us able to complement our internal pipeline with acquisitions, in-licensing, co-marketing/co-promotion deals, or future options collaborations.
Delivering these medicines to patients
•	Progression into late-stage development consists of optimising both the physical product properties of the medicine, (the chemical steps and formulation required to manufacture and deliver it), as well as the much larger scale studies in humans confirming efficacy and safety. The combination of the results of these two steps into a regulatory file for submission to regulatory agencies and approval for patient use is the responsibility of the regulatory team.

•	Medicines Development is the collection of four therapeutically aligned Medicine Development Centres (MDCs): Cardiovascular and Metabolic (CVM), Infectious Diseases (ID), Neurosciences and Respiratory. Each MDC has ultimate accountability for developing experimental drugs into regulatory-approved medicines for patients. The MDCs are responsible for creating value through the execution of full product development plans and ensuring strong partnerships with the rest of R&D and GSK, in particular the CEDDs, preclinical development, the regulatory and commercial groups, and manufacturing.

•	In 2008, emphasis was put on the creation of strongly empowered project teams, with the creation of Medicine Development Leader roles for all the key late stage assets. The Centre for Clinical Study Excellence was also created as a professional organisation providing study operations capabilities which, in partnership with the MDCs and the CEDDs, delivers GSK clinical trials.

22 GSK Annual Report 2008
Report of the Directors
Research and development continued

Major opportunity in oncology — creation of an Oncology R&D unit in 2008
In 2008, we created an integrated Oncology unit, spanning from drug target identification through to late stage development. Its strong pipeline of cancer medicines, as well as unique aspects of oncology medicines development, were behind the creation of the Oncology R&D unit. Oncology is an important investment area for GSK and 2008 has seen its late stage pipeline flourish.
Future growth in biopharmaceuticals — creation of a Biopharm R&D unit in 2008
With the goal of becoming a leader in biopharmaceuticals, we created the Biopharm R&D unit in 2008. Biopharmaceuticals are large molecules such as antibodies, proteins or peptides which are manufactured using living cells. Because they are very different to small molecules (which are made by chemical synthesis), the R&D process requires quite specific treatment from a discovery, development and manufacturing perspective. The Biopharm R&D unit brings all of these functions together in a single cohesive group with discovery, biopharmaceutical process development and late stage development forming part of one organisation.
Investment in global R&D: growth of R&D China
In line with our aim to access the best science and to ensure GSK is a truly global company, we announced in 2007 the creation of R&D China. In 2008, this group grew to 200 employees focusing on neurodegeneration and has created three DPUs during the year. R&D China is currently focusing on discovery, but as the unit grows and the pipeline matures, it will expand its capabilities to be a fully integrated R&D centre.
Governance
Key projects reaching significant milestones are reviewed each month by the Product Management Board (PMB), which is responsible for determining if a medicine has met criteria for passing into the next phase of development.
GSK’s Chief Medical Officer, working with the Global Safety Board, is ultimately accountable for oversight of all major decisions regarding patient safety. Our Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme. Information from GSK clinical trials is widely and easily available at the Clinical Trial Register on GSK’s website.
The oversight of strategic issues, organisation choices and budget management across R&D is owned by RADEX, the R&D Executive team.
R&D employees
R&D employs staff with a wide variety of educational backgrounds, with biologists, chemists, clinical scientists and physicians being some of the more prominent qualifications. Given the number of structural changes in 2008, we are ensuring that staff retention is a top priority, through personal development programmes, staff engagement strategies and active talent management.
Diseases of the developing world
Continued investment in research into diseases of the developing world is essential if there is to be a long-term improvement in the health of people who live in these regions. As part of our response to this challenge, we operate a drug discovery unit based at Tres Cantos (Spain), which focuses on malaria and tuberculosis. Additional R&D sites in the USA and the UK are focused on the development of new medicines to treat HIV/AIDS and drug resistant bacteria, while vaccine research is conducted in Rixensart (Belgium).
Through these R&D efforts, we are addressing the prevention and treatment of all three of the World Health Organization’s (WHO) priority infectious diseases.
Public/Private Partnerships (PPPs) remain essential to fund research where there is no commercially viable market for a potential product. We remain a leader in working in PPPs and continue to collaborate closely with many governments, academic centres, United Nations’ agencies and other global funding bodies in this area, to maximise expertise and knowledge.

GSK Annual Report 2008 23
Report of the Directors
Research and development continued

Vaccines R&D
GSK is active in the fields of vaccine research, development and production and has a portfolio of over 30 vaccines approved for marketing. We have over 1,600 scientists devoted to discovering innovative vaccines that contribute to the health and well-being of people of all generations around the world. The discovery and development of a new vaccine is a complex process requiring long-term investment and with more than 20 vaccines in clinical development, we have one of the strongest vaccine pipelines in the industry. Although vaccines have traditionally been used to ward off illness, GSK’s vaccine division is developing therapeutic immunotherapeutics aimed at educating the patient’s immune system to identify and attack cancer cells in a highly specific manner.
Vaccine discovery involves many collaborations with academia and the biotech industry to identify new vaccine antigens which are then expressed in yeast, bacteria or mammalian cells and purified to a very high level. This is followed by formulation of the clinical lots of the vaccine. This may involve mixing antigens with selected GSK novel proprietary adjuvant systems, which are combinations of selected adjuvants designed to elicit the most appropriate immune response to a specific antigen. The right combination of antigen and adjuvant system can help the body mobilise the most effective immunological pathway, which is designed to provide maximum protection against specific diseases in targeted populations.
Once formulated, the candidate vaccine is evaluated from a safety and efficacy perspective through the different phases of preclinical testing, then through the clinical trials involving healthy individuals. These will range from safety analysis in a small group of volunteers in phase I, dose adjustment and proof of concept in phase II to large-scale safety and efficacy analysis in phase III. The results obtained during clinical trials and data regarding the development of a quality and large-scale production process and facilities are then combined into a regulatory file which is submitted to the authorities in the countries where the vaccine will be made available.
After launch, post marketing studies of considerable size are set up to assess vaccination programmes and to monitor vaccine safety.
Animals and research
For ethical, regulatory and scientific reasons, research using animals remains a small but vital part of research and development of new medicines and vaccines. We only use animals where there is no alternative and only in the numbers required for each test. We strive to exceed regulatory standards in the care and use of the animals used and undertake internal and external review to assure these standards.
The vast majority of the experimental methods do not use animals. We are actively engaged in research to develop and validate more tests that either avoid the use of animals in research or reduce the numbers needed. When animals are used in research, unnecessary pain or suffering is scrupulously avoided.
We decided not to initiate funding of studies using great apes after 28th October 2008. This is a voluntary decision and provides a tangible demonstration of our commitment to the 3Rs of animal research, which advocates the replacement and reduction of animals in research and refining of experiments to improve animal welfare.
We understand that use of animals for research purposes commands a high level of public interest. Our Public Policy Position ‘The care and ethical use of animals in research’, and further information and reports, are available on our website.
Research and development — Consumer Healthcare
The continuous creation and development of innovative products keeps our brands relevant, vibrant and valuable. Our portfolio spans three major categories: over-the-counter (OTC) medicines, Oral healthcare and Nutritional healthcare. For our major brands, dedicated R&D teams partner with and work alongside their commercial brand team colleagues in office-free hub environments that foster collaboration and fast decision-making. Hubs have quickly become a preferred way of working at our Innovation Centres in Weybridge, UK and Parsippany, USA.

24 GSK Annual Report 2008
Report of the Directors
Research and development continued

We have a full and diverse product development pipeline. Our key late stage projects are highlighted here, comprising both new chemical entities and new combinations and formulations of existing assets. The most advanced status is shown and includes 2008 approvals in at least one major market.
Key:
Phase III
Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.
Filed
Following successful Phase III trials, we file the product for approval by the regulatory authorities.
Approval
Only when approval is granted can we begin to market the medicine or vaccine.
Our full pipeline is on pages 199 to 202 and on our website www.gsk.com

Therapeutic area	Compound

Biopharmaceuticals	belimumab[1]

otelixizumab[1]

Syncria[1]

ofatumumab[1]

Bosatria (mepolizumab)

Cardiovascular & Metabolic	Avandamet XR

Avandia + simvastatin

darapladib[1]

Arixtra

Neurosciences	almorexant[1]

retigabine[1]

rosiglitazone XR

Lamictal XR

Lunivia[1]

Solzira (1838262)[1]

Oncology	Avodart

elesclomol1 2

pazopanib + Tyverb/Tykerb

Tyverb/Tykerb

pazopanib

Duodart (Avodart + alpha blocker)

Zunrisa/Rezonic

Revolade/Promacta[1]

Vaccines	Hib-MenCY-TT

MAGE-A3 ASCI

MenACWY-TT

New generation flu vaccine

Simplirix

Synflorix

Cervarix[1]

Prepandrix (Flu pre-pandemic)[1]

1	In-licence or other alliance relationship with third party.

2	See Note 40 to the financial statements, ‘Post balance sheet events’

GSK Annual Report 2008 25
Report of the Directors
Research and development continued

26 GSK Annual Report 2008
Report of the Directors
Our employees

Recruitment, talent management and leadership development
In 2008, as with every year, recruiting, retaining and developing our employees was critical to enhancing and sustaining our performance and reputation. Some areas of focus:
•	Our recruiters proactively identify, engage and attract top external talent and assess their potential fit with the organisation. This takes places across all functions, businesses and geographical areas. Our assessment process is aligned to a core set of competencies, of which ethics and integrity are central.

•	Our streamlined annual performance and development planning (PDP) process means employees have business-aligned objectives and behavioural goals. With regular reviews, the progress is ongoing, culminating with an end-of-year review.

•	We have an annual talent management cycle to identify the highest performing people in each business, followed up with tailored management and leadership programmes for key talent.
Performance and reward
Our reward systems support high performance and help to attract and retain the best people. Performance-based pay and bonuses, share rewards and share options align employee interests with business targets.
Communication and employee involvement
When new full-time employees join our organisation, they have the opportunity to take part in the GSK Experience, an interactive induction programme offered at many locations across the UK and USA. Programme modules are also provided to support local induction and awareness seminars around the world. This experience gives employees a flavour of the communications and engagement activities on offer throughout GSK.
Our communication channels are designed to keep employees informed, engaged and involved in activities across all areas of our organisation. We encourage two-way, open and honest communication with employees, and in 2008 web technology was used increasingly to engage more employees in a more immediate way. New or updated communication channels in 2008 include:
•	myCEO — an area on the GSK intranet that allows employees to engage directly with the CEO via discussion and Q&A
•	The Ambassador community — provides slides, statements and films which give employees company information and keep them up-to-date on the issues affecting GSK and the pharmaceutical industry
•	GSKtv — a web-based library of all GSK’s video assets including presentations on strategy and employee broadcasts
•	Interactive multimedia events such as web broadcasts, multi-site Q&A sessions — give regular updates globally from CEO, business or function leaders
•	Face to face communications activities — town hall presentations led by senior executives, lunches with CET and senior executives.
To ensure our communications activities are effective and to enable us to continue to improve, there are a number of evaluation processes. Feedback and monitoring mechanisms are part of every major communication event, and Q&A and feedback facilities are a core feature of our web communications channels. Other broader processes include a Global Leadership Survey every two to three years. The survey asks over 10,000 managers worldwide to comment on critical issues such as culture and confidence in GSK’s future.
As our business evolves, there will be changes that affect employees and we remain committed to consulting on these changes via a number of internal consultation forums and discussions with the European Employee Consultation Forum and similar bodies in countries where this is national practice.
Diversity
We are committed to employment policies free from discrimination against existing or potential employees on the grounds of age, race, ethnic and national origin, gender, sexual orientation, faith or disability. GSK is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support employees who become disabled while working at GSK. For more details on diversity measures, see our Corporate Responsibility Report.
Healthy high performance
To be able to meet our mission and strategy, our Employee Health and Performance initiatives focus on the health factors that enable employees to perform at the highest level by sustaining energy and engagement. The programmes developed to deliver this health strategy range from the traditional — such as immunisations, smoking control, and weight management — to cutting-edge programmes in the areas of team and personal resilience, ergonomics and Energy for Performance. These programmes, available in many languages, are designed to address the root causes of excessive work pressure and low energy and engagement at work and at home. They are complimented by our commitment to flexible working that enables employees to do their best work in an environment that helps them integrate their work and personal lives. For more details on scope and impact of these programmes, see our Corporate Responsibility Report.

GSK Annual Report 2008 27
Report of the Directors
Our responsibility

Improving access to medicines
Access to healthcare in the developing world
There are no easy solutions to the challenge of providing sustainable access to healthcare in developing countries. Poverty is the single biggest barrier. In many countries people do not have enough food, access to a clean water supply, hospitals or clinics in which to receive treatment and healthcare professionals to care for them.
We are committed to playing a full part in addressing the healthcare challenges of the developing world by taking an innovative, responsible and, above all, sustainable approach. GSK is making a vital contribution to developing country healthcare through action in a number of areas including: preferential pricing of our anti-retrovirals and anti-malarials; tiered pricing of our vaccines; investing in R&D that targets diseases particularly affecting the developing world (see page 28); community investment activities and partnerships that foster effective healthcare (see page 29); and seeking innovative partnerships and solutions. We cover our contribution to improving access to medicines extensively in our Corporate Responsibility Report.
In 2008, we were a clear leader in the first Access to Medicines Index produced by the ATM Foundation. We will continue to build on our product, pricing and partnership commitments to help improve healthcare in the developing world. In February 2009, we announced a new approach to pricing in the UN defined list of least developed countries. However, a significant increase in funding from the global community is still needed to support R&D and to provide access to the resultant medicines and vaccines.
While much has been achieved, sustainable progress will only occur if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society - governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.
Access to medicines in the developed world
Programmes in the USA
We are working to provide access to medicines for people with limited financial resources and without prescription drug insurance.
For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and 11 other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the pharmacy cost on more than 300 medicines. Over 820,000 Together Rx Access cardholders saved about $24 million in 2008.
Programmes in other countries
We have also introduced Orange Cards providing discounts on certain GSK prescription medicines for eligible patients in a number of other countries. The nature of the discounts varies between countries and the ways in which the healthcare systems operate.
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
In 2008, we continued to partner with patient groups on common issues: advocating for access to medicines and treatment, increasing funding for health programs and improving health care delivery. We are considered to be a trustworthy partner with patient groups and we have worked with patient groups and our trade associations to increase the transparency of all of our interactions.
Our work with communities
We work as a partner with under-served communities in the developed and developing world supporting programmes that are innovative, sustainable and bring real benefits to these communities. Our global community investment in 2008 was £124 million. This compares with £109 million in 2007 on a like for like basis, an increase of 13%. This comprised product donations valued at £68 million, cash giving of £37 million, in-kind donations of £4 million plus costs of £15 million to manage and deliver community programmes in over 100 countries. The product donations include £56 million for GSK’s patient assistance programmes, £7 million worth of albendazole for the Lymphatic filariasis (LF) programme and £5 million for humanitarian product donations. Product donations are for the first time valued at cost (average cost of goods) rather than wholesale price (WAC). Our new approach to valuing donations is a more accurate reflection of the cost to GSK and is therefore more transparent. We believe we are the first pharmaceutical company to adopt this practice. For comparative purposes the total value of donations in 2008 using WAC for products would be £343 million compared with £282 million in 2007.
We do not operate a single charitable foundation for our community investment programmes, but have a number of country based foundations and their 2008 grants are included in the investment total.

28 GSK Annual Report 2008
Report of the Directors
Our responsibility continued

Our cash giving was targeted primarily at health and education initiatives as follows:
Global Health Programmes
Eliminating lymphatic filariasis
Our effort to eliminate the disabling disease, LF from the world, continued in close partnership with the governments of countries where the disease is endemic, the WHO and over 40 partner organisations. We are committed to donating as much of the anti-parasitic drug albendazole as required to treat the one billion people at risk in over 80 countries. In 2008, 266 million albendazole treatments were donated to 30 countries. We have donated over one billion albendazole treatments since the global elimination programme started in 2000.
Positive Action on HIV/AIDS
Positive Action is our pioneering global programme working with communities affected by AIDS. Started in 1992, it supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. During 2008, Positive Action worked with 16 partners to support programmes in 21 countries. Positive Action’s larger programmes operate in Mexico, Kenya, India, China, Cambodia and Vietnam.
The GlaxoSmithKline African Malaria Partnership
Our malaria advocacy programme ‘Mobilising for Malaria’ has launched country Coalitions Against Malaria in the UK, Belgium, France, Ethiopia and Cameroon to increase awareness of malaria and mobilise resources. During 2008, GSK co-sponsored The Guardian International Development Journalism Awards to recognise the work of NGOs in addressing the UN Millennium Development Goals - which included a focus on malaria.
PHASE
The PHASE programme (Personal Hygiene And Sanitation Education), initiated by us in 1998, is now providing education to thousands of school children in 13 countries to improve their health and hygiene to fight infectious diseases. In 2008, we committed three years funding of £320,000 to extend the programme into India.
Humanitarian product donations
During 2008, we donated essential products, such as antibiotics, through non-profit partners including AmeriCares, Direct Relief International, MAP International and Project HOPE, to support humanitarian relief efforts and community healthcare. The total value of our international humanitarian product donations was £5 million at average cost.
Community initiatives
We are dedicated to strengthening the fabric of communities through providing health and education initiatives and support for local civic and cultural institutions that improve the quality of life. In the UK, we contributed £6 million in 2008 to our continuing programme of charitable activities supporting over 70 organisations in health, medical research, science education, the arts and the environment.
Programmes in North America at a national and local level focused on improving public education, increasing access to healthcare for children and healthcare (prevention and access) for breast or gynaecologic cancers. Funding for these was of $24 million.
GSK was one of 21 companies, and the only manufacturing company, to be awarded the new CommunityMark, following independent assessment. The Mark created by Business in the Community (BitC) was given for our work at local and national level in the UK as well as for our larger international programmes.

GSK Annual Report 2008 29
Report of the Directors
Our responsibility continued

Health initiatives
Our contribution to improve healthcare included the following grants:

Non Profit partner	Amount in 2008	Purpose of grant

Children’s Health Fund USA	$888,000	To extend the Referral Management Initiative (RMI) which ensures continuity of specialist medical care for high-risk children who are often homeless

Pittsburgh Mercy Foundation USA	$450,000	To provide access to healthcare for homeless men and women in Pittsburgh, USA

GSK IMPACT Awards UK and Philadelphia	£489,000	To recognise excellence in non-profit community health organisations. Charities receive unrestricted grants for their work dealing with diverse and difficult social issues

Medical Research Charities UK	£449,000	To support medical research programmes

Education initiatives

Non Profit partner	Amount in 2008	Purpose of grant

Institute for a Competitive Workforce USA	$100,000	To improve education and create a skilled workforce for the future, working in partnership with a broad business coalition and staffed by the US Chamber of Commerce

‘Science in the Summer’ Philadelphia, Pittsburgh and North Carolina	$575,000	To teach basic scientific concepts and inspire school children through a library-based science education programme

Project ENTHUSE UK	£200,000	To support Continuing Professional Development (CPD) for science teachers and ultimately encourage children to engage with science and pursue careers in science and technology

CREST Star Investigators UK	£120,000	To provide science activities and awards for after school clubs in 5,000 UK primary schools, working in partnership with the British Association for the Advancement of Science

Further information about GSK grants and programmes are available on gsk.com.
Employee involvement
Our employees are encouraged to contribute to their local communities through employee volunteering schemes. Support includes employee time, cash donations to charities where employees volunteer and matching gift programmes.
Through the US GSK Matching Gift Program, we matched 17,000 employee and retiree gifts at a value of $5 million in 2008 plus $1 million to the United Way campaign. GSK’s GIVE programme provided grants of over $416,000 to 437 organisations where US employees volunteered and £244,000 to 400 UK-based non-profit organisations via the GSK Making a Difference programme.

30 GSK Annual Report 2008
Report of the Directors
Our responsibility continued

Responsibility for environment, health and safety
Caring for the environment and the health and safety (EHS) of employees is a key part of our drive to be a sustainable company.
Traditional environmental control programmes address risks and impacts from wastes generated by manufacturing and other activities. We meet this responsibility with treatment and waste disposal systems that comply with laws, regulations and our own standards of performance. This was the standard of practice for most companies beginning in the 1970’s and 1980’s. Even now we continue to improve our handling of waste but we recognise that these changes are incremental rather than transformative.
In the early 1990’s, the concept of sustainability was emerging. Sustainability means we need to be concerned not only with the short term impacts of pollution but also with the long term impact of resource consumption, the types of materials used and the persistence of waste in the environment. Our journey to sustainability started with looking holistically at continuing to treat the waste while also finding ways to prevent waste from being produced. This requires what is now called sustainable technologies — more efficient chemistries and more efficient processes. We recognise that sustainability principles apply to all aspects of our operations. They apply to minimising waste and consumption of natural resources and possibly using renewable materials in discovering, manufacturing, packaging and selling our products and even the impacts from consumers’ use of our products.
While traditional environmental programmes are seen as a cost without a financial return, a sustainable approach, using less resource, being concerned with the social impact of our operations, also has a financial benefit. By using less resource, we spend less money on operations.
We need to continue to address traditional environmental issues at the same time as we integrate sustainability into all aspects of our business from discovering and developing to manufacturing and selling pharmaceutical and consumer healthcare products, all of which use energy and resources and produce emissions and waste.
EHS and sustainability strategy and plan
The 10-year strategic plan for EHS that extends to 2015 is aligned with our strategic priorities and includes management objectives with performance measures and targets. In 2008, GSK’s progress was evaluated against the targets set in 2006.
The focus for 2008 was embedding EHS in the business which is fundamental to making GSK a sustainable business. It involves caring for the present while thinking to the future in making decisions. This supports all three aspirations in the 2006 to 2015 plan — embedding EHS in the business, environmental sustainability and open and transparent stakeholder relations. In 2008 we reviewed our EHS and sustainability priorities with our external and internal stakeholders. This review identified the following key issues:
•	Manufacturing efficiency: The mass efficiency of processes in development continues to improve and progress is being made to achieve the target to double mass efficiency and thereby halve the waste per unit of product for the manufacturing processes for all phase III compounds by 2010. Late stage products have been evaluated since 2005 for efficiency and we are making progress toward our goal.

•	Climate change: A comprehensive strategy on climate change and energy efficiency was approved and is available on GSK’s website. A climate change and energy reduction team has been formed to manage a special fund which is used to support climate change projects. The team identified more than 400 projects for 2007 and 2008 to reduce energy consumption and to increase our use of renewable energy.

•	Pharmaceuticals in the Environment: We apply product stewardship principles to the issue of pharmaceuticals in the environment — principally unmetabolised drugs excreted from patients.
•	Process safety: Our Process Safety Management System is being enhanced, with new engineering standards and training programmes under development. The standards will be used to design new process plant and to upgrade existing plants where needed. The training programmes will increase process safety awareness and competencies for engineers, chemists and managers.

GSK Annual Report 2008 31
Report of the Directors
Our responsibility continued

EHS management
Responsibility for EHS is at the highest level. The Corporate Responsibility Committee of the Board of Directors provides oversight and a Sustainability Council was formed in 2008 with representatives from all areas of the company. There is a corporate department reporting to the Chief of Staff that has overall responsibility for providing governance and leadership on EHS and sustainability issues. The head of this department makes regular reports to the Corporate Executive Team (CET) and the Audit and Corporate Responsibility Committees of the Board. Within the businesses all executives and managers are responsible for EHS and are supported by site-based EHS and occupational medical staff.
As part of our governance responsibility, we conduct EHS audits of our sites, operating entities and key suppliers, assessing the management of key risks and impacts and performance against our global EHS standards. This includes providing audited sites and suppliers with quantitative performance information as well as highlighting areas for risk reduction and improvement.
EHS targets
As part of the EHS plan, targets are set every five years with 2006 as the baseline year for the targets to 2010.
We selected our measures of performance improvement based on the potential for adverse impact on people, the environment, business continuity or business reputation.
Most of the measures selected are similar to those reported by other companies and are recommended by the Global Reporting Initiative, a long-term, multi-stakeholder, international undertaking, to develop and disseminate globally applicable sustainability reporting guidelines.
Targets have been set to eliminate chlorofluorocarbons (CFCs) from all uses by 2010 and each year to reduce non-hazardous waste disposed by 1%, reduce water use and volatile organic compound (VOC) releases to air by 2%, reduce pollution of wastewater, measured as chemical oxygen demand, by 3% and reduce energy usage and related greenhouse gas emissions by 20% by 2010 and 45% by 2015. All targets are normalised by sales based on constant exchange rates.
In 2008, GSK remained on track to eliminate the use of CFCs by 2010 and to meet its target for water consumption. Progress was made to meet its 2010 targets for wastewater pollution, disposal of waste and emissions of volatile organic compounds to air due to a combination of conservation programmes and reduced production of several products. The rate of injuries and illnesses also improved in line with the target due to continued emphasis on employee safety behaviours.
There was no progress towards the 2010 energy and related greenhouse gas emissions targets and therefore our carbon footprint remained unchanged. Our energy efficiency projects continue with 171 projects completed in 2008 and another 600 identified. The gains from the 2008 projects will be fully realised in 2009 and beyond. The gains experienced in 2008 in some parts of the business were offset by the continued expansion of the vaccines business.
Final EHS performance data for 2008 with explanations of the trends will be published in the Corporate Responsibility report.
Sustainability
In working towards sustainability, we are addressing the economic, environmental and social issues in research, manufacturing, sales and distribution of our medicines and consumer healthcare products. Sustainability starts with healthcare solutions found by R&D and continues with innovations to improve the efficiency of manufacturing processes for new products. This reduces resource use which in turn lowers waste and cost. With lower costs our products may be available to a wider population around the world. In the future, the EHS plan for excellence proposes investigating the use of renewable resources in manufacturing.
We seek dialogue with external stakeholders and consider their views when developing approaches to sustainable development. More information on EHS programmes and performance may be found on GSK’s website.

32 GSK Annual Report 2008
Report of the Directors
Regulation

Regulation — Pharmaceuticals
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
Drug safety remains a primary focus of the FDA and US congressional oversight committees and, as in Europe, evaluation of benefit and risk continues to be a paramount consideration for approval of a new drug. The FDA Amendments Act, US legislation passed in 2007, renewed the User Fee system for drug reviews and mandates a rigorous FDA review of safety from approval through the post-marketing phase of the product. The legislation also provides the FDA with the authority to convene Advisory Committees to review all new drugs prior to approval decisions by FDA, to require sponsors to complete post-marketing studies and to direct companies to make product labelling changes. The FDA are routinely exercising these new authorities.
Regulations requiring development of prescription drugs and biologics for paediatric populations are now in place in the US and EU. GSK fully supports the objective of ensuring the development of better medicines for children.
In Europe, proposals for further legislative change were announced by the European Commission during 2008. These aim to strengthen the EU system for the safety monitoring of medicines, improve citizen’s access to reliable information on medicines and strengthen EU laws to protect citizens better from the threats posed by fake medicines.
The regulatory environment in Emerging Markets and Asia-Pacific continues to evolve, with a number of countries continuing to develop their regulatory review systems. GSK actively participates in a number of specific regional and national regulatory initiatives, which provide opportunities for meaningful scientific and regulatory dialogue between industry, agencies and other stakeholders. GSK continues to include broader sets of patient populations from a number of these countries in medicine development programmes in order to increase global patient access to new innovative medicines and optimise regulatory approvals.
Regulation — Consumer Healthcare
The consumer healthcare industry is subject to national regulation comparable to that for prescription medicines for the testing, approval, manufacturing, labelling and marketing of products. High standards of technical appraisal frequently involve a lengthy approval process before a new product is launched.
Generally, national regulatory authorisation is also required to approve the switch of products from prescription to OTC. However, in a history-making first for the OTC industry, the weight loss medicine alli received a centralised European positive opinion from the Committee for Medicinal Products for Human Use (CHMP) in October. This resulted in approval to market alli across all 27 EU member countries as the first licensed weight loss treatment available without a prescription.
Price controls
In many countries the prices of pharmaceutical products are controlled by law. Governments may also influence prices through their control of national healthcare organisations, which may bear a large part of the cost of supplying medicines to consumers.
Recent government healthcare reforms in countries such as France, Spain and Germany may restrict pricing and reimbursement.
In the USA, recent legislative proposals on healthcare reform, cross-border trade, the acceleration of generics to market and comparative effectiveness have further increased the focus on pricing. Currently, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under Medicaid and other state and federal healthcare programmes. Healthcare remains a leading domestic issue. During the 2008 US Presidential elections the candidates focused on health reforms to address chronic disease as the primary healthcare cost driver, rather than focusing on drug prices alone.
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

GSK Annual Report 2008 33
Report of the Directors
Economy, world market and outlook

World economy
The world economy deteriorated sharply during 2008 as the financial crisis deepened, particularly following the bankruptcy of Lehman Brothers in September. Despite aggressive cuts in official interest rates, fiscal stimulus measures and national initiatives to support the international banking system, the International Monetary Fund forecasts that global growth will slow from an estimated 3.4% in 2008 to a mere 0.5% in 2009, the lowest rate since World War II. The advanced economies are expected to contract by 2% in 2009, the first annual contraction in the post-war period.
The slump in global demand led to a collapse in equity prices, with the FTSE 100 Index falling by 31% and the Dow Jones Industrial Average by 33% in 2008, and also a collapse in commodity prices. Weak economic activity and lower commodity prices have dampened inflationary pressures. In the advanced economies the headline inflation rate is forecast by the IMF to decline from an estimated 3.5% in 2008 to a record low of 0.3% in 2009.
In order to engender economic recovery, the Federal Open Market Committee (FOMC) decided in December to cut the target for the federal funds rate from 1% to 0-0.25%. The decision signalled that the FOMC would effectively target the supply of credit rather than the price of credit. Nonetheless, the IMF forecasts that real GDP in the USA will contract by 2% in 2009. The housing market remains of particular concern.
Like the FOMC, the Monetary Policy Committee of the Bank of England aggressively eased its monetary stance in 2008, cutting the bank rate from 5.5% to 2%. The bank rate has already been cut further in 2009 to 1%. To reinforce the impact of the cuts in the bank rate, the Government has empowered the Bank of England to purchase high quality assets like corporate bonds and commercial paper from commercial banks. The IMF forecasts that real GDP in the UK will contract by 2.8% in 2009, more than in any other advanced economy.
The European Central Bank maintained a more cautious approach to monetary relaxation, cutting the refinancing rate from 4.25% to 2.5% in 2008. The refinancing rate was cut another 0.5 percentage point in January 2009. Additional monetary easing is anticipated. The IMF forecasts that real GDP in the euro-zone will contract by 2% in 2009, with real GDP in Germany plunging by 2.5%.
Like the other major industrialised economies, Japan fell into recession in 2008. The prime factor was the downturn in external demand. The Bank of Japan cut the overnight call money rate from 0.5% to 0.1%. Real GDP is forecast by the IMF to contract by 2.6% in 2009.
China and India remained on a path of economic expansion in 2008. However, the pace of expansion decelerated. Further deceleration is expected in 2009. Economic activity in Brazil remained buoyant in 2008 but is expected to slow markedly in 2009. Uncertainties surrounding the economic outlook are unusually large, with downside risks continuing to dominate.
World market — pharmaceuticals
Global pharmaceutical sales in 2008 were £366 billion compared with £329 billion in 2007.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	145	39	1
Europe	112	31	18
France	21	6	18
Germany	20	6	20
Italy	13	3	19
UK	12	3	2
Rest of World	109	30	19
Emerging markets	49	13	24
Asia Pacific	17	5	16
Japan	33	9	16
Canada	10	3	17

Total	366	100	11

The US market has increased by 1%. This represents 39% of the global prescription pharmaceutical market compared with 30% a decade ago.
At 30th September 2008, GSK held second position in the world pharmaceutical market with a market share of 5.3%, behind Pfizer with a market share of 6.4%. GSK had three of the world’s top 60 pharmaceutical products. These were Lamictal, Seretide/Advair and Valtrex.

World market —	Value	% of	Growth
top six therapeutic classes	£bn	total	£%

Central nervous system	60	16	11
Cardiovascular	54	15	4
Alimentary tract and metabolic	44	12	10
Antineoplastic/Immunomodulatory	40	11	20
Anti-infectives (bacterial,	38	10	11
viral and fungal) excluding vaccines
Respiratory	25	7	8

(Note: data based on 12 months to 30th September 2008)
Outlook
2008 marked a turning point and those factors which impacted our performance, in particular declines in Avandia sales, are now starting to reduce. 2008 also saw the first steps towards a radical transformation of our business model. We enter 2009 with confidence and expect to make further good progress in implementing our strategic priorities that will enable us to meet our long-term objective of reducing risk and delivering sustainable growth to shareholders.

34 GSK Annual Report 2008
Report of the Directors
Financial review 2008

Pharmaceutical turnover
All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 35 and by geographic region on page 36.
Total pharmaceutical turnover declined 3% for the year to £20.4 billion, driven largely by US performance, down 11% to £8.9 billion, which was impacted by expected generic competition to several mature brands and further declines in Avandia sales. Sales in Asia Pacific and Japan fell 1% to £1.9 billion, reflecting lower government orders for Relenza and the impact of pharmaceutical price cuts in Japan. These declines were partly offset by growth in Europe, up 3% to £6.5 billion, and Emerging Markets, up 12% to £2.3 billion. In sterling terms, pharmaceutical turnover grew by 6%, reflecting the weakness of Sterling against most major currencies.
Pharmaceutical turnover by therapeutic area
GSK turnover declined by 3% in 2008 as the impact of lower Avandia sales, US generic competition to a range of GSK’s products and lower flu pre-pandemic sales was partly offset by strong growth of key products such as Advair, Valtrex, Epzicom, Avodart, Lovaza and the vaccines franchise.
Respiratory
Respiratory sales increased 5% to £5.8 billion.
Sales of Seretide/Advair for asthma and COPD rose 8% to £4.1 billion. In the USA, Advair sales rose 6% to £2.2 billion, with a return to volume growth in the second half of the year. During 2008, the FDA granted Advair an indication in COPD for prevention of exacerbations and this has helped grow the COPD segment of our Advair business. In Europe, sales increased by 4% to £1.4 billion. Advair performance was particularly strong in Emerging Markets, up 26% to £215 million, and Japan, where sales of the product more than doubled to £83 million following its launch in 2007.
Anti-virals
Anti-virals decreased 4% to £3.2 billion.
GSK’s HIV business continues to experience strong competition. Epzicom/Kivexa grew by 23% to £442 million but this was more than offset by declines across the rest of the portfolio. Sales of Valtrex, for herpes, rose 16% to £1.2 billion with US sales up 20% fuelling the growth. Sales of flu anti-viral Relenza fell 80% to £57 million reflecting fewer government orders for pre-pandemic stockpiling.
CNS
CNS sales decreased 21% to £2.9 billion.
The majority of GSK’s CNS franchise is now impacted by generic competition in the USA, as generic competition to Lamictal, Imigran and the remaining presentation of Wellbutrin started during the course of 2008. There was, however, some positive news as Treximet was approved for migraine by the FDA in April 2008.
Cardiovascular and urogenital
Cardiovascular and urogenital sales increased 8% to £1.8 billion.
Strong growth across most of the portfolio of products was partly offset by generic competition to Coreg IR. Lovaza, for very high triglycerides, which was acquired from Reliant Pharmaceuticals in 2007, grew 71% on a proforma basis to £290 million and grew its US market share by 33%. Avodart, for benign prostatic hyperplasia (enlarged prostate), grew 27% to £399 million taking a further percentage point of market share, Arixtra, for deep vein thrombosis and pulmonary embolism, grew 53% to £170 million and Coreg CR grew 73% to £165 million.
Metabolic
Metabolic sales decreased 28% to £1.2 billion.
Strong growth of Bonviva/Boniva, for postmenopausal osteoporosis, up 34% to £237 million was not enough to offset a full year impact to Avandia whose sales started to fall in May 2007 (see Financial review 2007 on page 54). Avandia product sales declined 40% during the year to £805 million, with US sales falling 49% to £434 million and European sales down 22% to £198 million. In Emerging Markets, Avandia product sales returned to growth in the second half of the year (Q4 sales were up 12%).
Oncology and emesis
Oncology and emesis sales decreased 6% to £0.5 billion.
Tykerb, for breast cancer, continued to grow following approval in the USA last year. Approvals in other countries were achieved throughout 2008, with the European approval being achieved in June.
Vaccines
Vaccine sales increased 15% to £2.5 billion.
Within the vaccines portfolio, there were strong performances from Hepatitis vaccines (up 14% to £665 million) and combination paediatric vaccines Infanrix/Pediarix (up 12% to £682 million). Rotarix, for rotavirus gastroenteritis, rose 71% to £167 million, largely driven by government tender orders in Latin America and the launch of the product in the USA in August. New cervical cancer vaccine, Cervarix, recorded sales of £125 million for the year, following several tender wins, including national government orders in the UK and the Netherlands.

GSK Annual Report 2008 35
Report of the Directors
Financial review 2008 continued

Pharmaceutical turnover by therapeutic area 2008

	Total					USA			Europe			Rest of World
Therapeutic area/	% of	2008	2007		Growth	2008		Growth	2008		Growth	2008		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	29	5,817	5,032	5	16	2,720	6	14	1,982	2	14	1,115	9	22
Seretide/Advair		4,137	3,499	8	18	2,161	6	14	1,416	4	17	560	29	42
Flixotide/Flovent		677	621	(2)	9	317	3	12	175	(4)	11	185	(9)	3
Serevent		263	269	(12)	(2)	72	(9)	(3)	136	(9)	1	55	(23)	(10)
Veramyst		72	21	>100	>100	56	>100	>100	11	—	—	5	>100	>100
Flixonase/Flonase		186	199	(15)	(7)	52	(29)	(28)	52	(6)	6	82	(8)	5

Anti-virals	16	3,206	3,027	(4)	6	1,600	(1)	7	850	(12)	—	756	(1)	10
HIV		1,513	1,442	(5)	5	640	(7)	—	636	(6)	7	237	4	13
Epzicom/Kivexa		442	324	23	36	178	15	25	209	25	40	55	48	67
Combivir		433	455	(14)	(5)	180	(14)	(8)	166	(19)	(8)	87	1	10
Trizivir		212	233	(18)	(9)	106	(18)	(12)	92	(18)	(6)	14	(20)	(7)
Agenerase, Lexiva		160	141	2	13	83	(1)	6	61	—	15	16	40	60
Epivir		139	156	(20)	(11)	47	(19)	(11)	58	(22)	(9)	34	(18)	(13)
Ziagen		106	109	(11)	(3)	45	(9)	—	36	(11)	—	25	(14)	(11)
Valtrex		1,195	934	16	28	870	20	30	144	9	25	181	4	20
Zeffix		188	168	—	12	15	8	15	27	—	17	146	(1)	11
Relenza		57	262	(80)	(78)	20	(86)	(85)	6	(92)	(92)	31	(49)	(44)

Central nervous system	14	2,897	3,348	(21)	(13)	1,815	(29)	(24)	565	(1)	12	517	(3)	11
Lamictal		926	1,097	(22)	(16)	711	(26)	(20)	147	(8)	3	68	2	10
Imigran/Imitrex		687	685	(8)	—	550	(9)	(1)	96	(3)	8	41	(8)	8
Seroxat/Paxil		514	553	(19)	(7)	79	(49)	(45)	115	(14)	(4)	320	(7)	10
Wellbutrin		342	529	(40)	(35)	310	(44)	(39)	18	>100	>100	14	8	8
Requip		266	346	(31)	(23)	102	(60)	(57)	133	29	46	31	65	82
Requip XL		43	—	—	—	9	—	—	34	—	—	—	—	—
Treximet		25	—	—	—	25	—	—	—	—	—	—	—	—

Cardiovascular and urogenital	9	1,847	1,554	8	19	1,107	6	14	512	10	28	228	15	25
Avodart		399	285	27	40	242	27	38	118	21	39	39	48	56
Lovaza		290	5	>100	>100	289	>100	>100	—	—	—	1	—	—
Coreg		203	587	(68)	(65)	200	(68)	(66)	—	—	—	3	(67)	(50)
Coreg CR		165	88	73	88	163	72	85	—	—	—	2	—	—
Coreg IR		38	499	(93)	(92)	37	(93)	(92)	—	—	—	1	(83)	(83)
Fraxiparine		226	184	7	23	—	—	—	178	—	18	48	36	45
Arixtra		170	100	53	70	88	49	60	71	56	82	11	67	83
Vesicare		71	50	32	42	71	32	42	—	—	—	—	—	—
Levitra		60	49	12	22	57	11	21	3	—	50	—	—	—

Metabolic	6	1,191	1,508	(28)	(21)	590	(39)	(34)	294	(11)	1	307	(14)	(5)
Avandia products		805	1,219	(40)	(34)	434	(49)	(44)	198	(22)	(12)	173	(25)	(19)
Avandia		512	877	(46)	(42)	299	(53)	(49)	82	(33)	(26)	131	(30)	(25)
Avandamet		256	292	(21)	(12)	109	(32)	(26)	111	(13)	—	36	—	6
Bonviva/Boniva		237	161	34	47	156	25	36	74	48	68	7	>100	>100

Anti-bacterials	7	1,429	1,323	(2)	8	174	(17)	(11)	635	(6)	8	620	7	15
Augmentin		587	530	—	11	49	(31)	(27)	272	—	14	266	11	18
Altabax		16	11	36	45	15	27	36	1	—	—	—	—	—

Oncology and emesis	2	496	477	(6)	4	243	(17)	(11)	169	9	25	84	9	20
Hycamtin		140	119	7	18	81	7	16	49	5	23	10	11	11
Zofran		110	196	(51)	(44)	3	(97)	(96)	63	(21)	(10)	44	(17)	(8)
Tykerb		102	51	80	100	47	22	31	42	>100	>100	13	>100	>100

Vaccines	12	2,539	1,993	15	27	629	(7)	—	1,155	28	44	755	21	34
Hepatitis		665	529	14	26	275	28	38	263	—	14	127	16	27
Infanrix/Pediarix		682	543	12	26	212	1	8	377	21	39	93	11	22
Fluarix, FluLaval		215	174	11	24	85	(20)	(13)	78	63	90	52	37	49
Flu-prepandemic		66	146	(55)	(55)	1	(99)	(99)	64	25	25	1	—	—
Cervarix		125	10	>100	>100	—	—	—	104	>100	>100	21	>100	>100
Rotarix		167	91	71	84	21	—	—	43	61	87	103	46	51
Boostrix		70	66	(5)	6	35	(20)	(13)	26	21	37	9	14	29

Other	5	959	901	(3)	6	16	(78)	(75)	321	14	26	622	(1)	7

	100	20,381	19,163	(3)	6	8,894	(11)	(4)	6,483	3	17	5,004	5	16

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 190 to 193.

36 GSK Annual Report 2008
Report of the Directors
Financial review 2008 continued

Regional analysis
Pharmaceutical turnover by geographic region in 2008 on an invoiced basis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

Region/	% of	2008	2007	Growth*
major markets	total	£m	£m	CER%	£%

USA	44	8,894	9,273	(11)	(4)

Europe	32	6,483	5,560	3	17
France		1,069	991	(7)	8
UK		900	822	9	9
Italy		757	620	5	22
Germany		707	602	2	17
Spain		700	605	—	16
Other Europe		2,350	1,920	6	22

Rest of World	24	5,004	4,330	5	16
Emerging Markets		2,290	1,895	12	21
Japan		1,027	867	(3)	18
Asia Pacific		891	834	1	7
Canada		503	477	(4)	5
Other		293	257	4	14

	100	20,381	19,163	(3)	6

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
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
As a result, management believes that within the European region, turnover by market, on an invoiced basis as presented above, does not properly represent the consumption of the products within each market. GSK employees based in each market are instrumental in the promotion of the Group’s products within the market, thereby creating a product sale and final consumption in that market.
The following table gives the adjustments made in order to restate the turnover for markets within Europe on a turnover created basis.

	2008			2007
Region/	Invoiced	Adjustment	Created	Invoiced	Adjustment	Created
major markets	£m	£m	£m	£m	£m	£m

Europe	6,483	—	6,483	5,560	—	5,560
France	1,069	(55)	1,014	991	(43)	948
UK	900	83	983	822	101	923
Italy	757	(19)	738	620	(14)	606
Germany	707	107	814	602	87	689
Spain	700	(10)	690	605	(12)	593
Other Europe	2,350	(106)	2,244	1,920	(119)	1,801

These adjustments are GSK’s estimates based on the most recent data from independent external sources, valued in Sterling at relevant exchange rates. Management believes that this turnover created basis of reporting turnover by market provides a better reflection of the performance of the businesses in each market within Europe.
The total turnover for the Europe region is unaffected by these adjustments.
Parallel trade occurs occasionally elsewhere in the world, but it is not sufficiently material to affect significantly the turnover data by market presented on an invoiced basis.
Pharmaceutical turnover by geographic region in 2008 on a turnover created basis
Turnover by market within Europe has been adjusted for the effects of parallel trade to show turnover on the basis of the country where the product is finally consumed, not where the product was sold by GSK.

Region/	% of	2008	2007	Growth*
major markets	total	£m	£m	CER%	£%

USA	44	8,894	9,273	(11)	(4)

Europe	32	6,483	5,560	3	17
France		1,014	948	(8)	7
UK		983	923	7	7
Italy		738	606	5	22
Germany		814	689	2	18
Spain		690	593	1	16
Other Europe		2,244	1,801	7	25

Rest of World	24	5,004	4,330	5	16
Emerging Markets		2,290	1,895	12	21
Japan		1,027	867	(3)	18
Asia Pacific		891	834	1	7
Canada		503	477	(4)	5
Other		293	257	4	14

	100	20,381	19,163	(3)	6

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 190 to 193.

GSK Annual Report 2008 37
Report of the Directors
Financial review 2008 continued

USA
Sales in the USA declined 11% to £8.9 billion, principally reflecting a full year impact on Avandia (down 49%) and generic competition to significant products such as Lamictal (down 26%), Imigran (down 9%), Wellbutrin XL (down 45%), Requip (down 60%) and Coreg IR (down 93%). These declines were partly offset by Advair (up 6%), Valtrex (up 20%) and Lovaza (up 71% on proforma basis).
Europe
Sales in Europe increased 3% to £6.5 billion with continued growth of Seretide and particularly strong vaccines growth offsetting the impact of generic competition to a number of products and continued price cuts from governments across the region.
Emerging Markets
Sales in Emerging Markets increased 12% to £2.3 billion with strong growth in Russia (up 36%), China (up 22%) and Latin America (up 16%). The growth was fuelled primarily by vaccines, up 32% to £0.5 billion, and the respiratory franchise, up 16% to £0.4 billion.
Asia Pacific/Japan
Increased sales of Seretide/Advair (up 48% to £204 million) were offset by lower Government orders for Relenza in Japan and some price cuts.
Consumer Healthcare turnover

	% of	2008	2007	Growth
	total	£m	£m	CER%	£%

Over-the-counter medicines	49	1,935	1,788	(2)	8
Panadol franchise		324	263	12	23
Smoking cessation products		299	314	(12)	(5)
Tums		91	88	(5)	3
Cold sore franchise		89	79	3	13
Breathe Right		81	63	17	29
alli		75	150	(53)	(50)

Oral healthcare	31	1,240	1,049	6	18
Aquafresh franchise		452	398	3	14
Sensodyne franchise		363	293	12	24
Dental care		271	222	8	22

Nutritional healthcare	20	796	716	8	11
Lucozade		382	347	7	10
Horlicks		204	174	13	17
Ribena		161	156	—	3

	100	3,971	3,553	3	12

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the Financial record on pages 188 to 189.
Total Consumer Healthcare sales for the year rose 3% to £4 billion. This compares with growth of 14% in 2007, which benefited from launch stocking of new anti-obesity treatment alli. 2008 sales of alli were £75 million, down 53%. Excluding alli, Consumer Healthcare sales rose 5% in 2008 (up 9% in 2007).
OTC medicines
OTC product sales declined 2% to £1.9 billion in 2008, with sales of smoking cessation products down 12% to £299 million. Panadol sales grew 12% to £324 million, twice the global average in 2008.
Oral healthcare
Sales of Oral healthcare products rose 6% to £1.2 billion, whereas the market grew just 2%. There were strong performances from Sensodyne, up 12% to £363 million, and Aquafresh, up 3% to £452 million. Sensodyne’s growth represented 35% of world toothpaste growth in 2008 in markets where GSK competes.
Nutritional healthcare
Within Nutritionals, Horlicks sales rose 13% to £204 million, Lucozade sales rose 7% to £382 million and Ribena sales were flat at £161 million, although sales of Lucozade and Ribena in the second half of the year declined slightly, largely as a result of poor weather in the UK.
Results before major restructuring and total results
In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. Approximately 40% of these costs were incurred by 31st December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows, as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme, which in 2008 amounted to £1,089 million before tax (2007 — £338 million), in a separate column in the income statement titled ‘Major restructuring’.

38 GSK Annual Report 2008
Report of the Directors
Financial review 2008 continued

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations.
The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals Inc. in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a direct result of this acquisition were £34 million, all of which have been charged and paid in 2008.
The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as ‘Results before major restructuring’. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.
Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programme following the Reliant acquisition have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note 7 to the financial statements, ‘Major restructuring programmes’, asset impairments and staff redundancies together accounted for £887 million of the £1,123 million restructuring costs incurred in 2008 and reported in the major restructuring column (2007 — £338 million).
The remaining costs of £236 million in 2008 arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including consultancy and project management fees, the termination of leases, site closure costs and, with respect to 2008, the recognition of foreign exchange losses following the liquidation of a subsidiary in Puerto Rico. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.
Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £20 million of costs in 2008 (2007 — £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.
During the anticipated duration of the Operational Excellence programme, GSK does not currently expect to incur any material restructuring costs except those related to that programme and acquisitions meeting the criteria described above. If any further, unanticipated material restructuring costs were to arise during this period, GSK would expect also to include them in the major restructuring column.
GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.
Operating profit — total results
Total results include restructuring costs related to the new Operational Excellence programme, which commenced in October 2007, and the Reliant restructuring programme.

	2008		2007		Growth
	£m	%	£m	%	CER%	£%

Turnover	24,352	100	22,716	100.0	(3)	7

Cost of sales	(6,415)	(26.3)	(5,317)	(23.4)	13	21
Selling, general and administration	(7,656)	(31.4)	(6,954)	(30.6)	2	10
Research and development	(3,681)	(15.2)	(3,327)	(14.7)	4	11
Other operating income	541	2.2	475	2.1	11	14

Operating profit	7,141	29.3	7,593	33.4	(20)	(6)

GSK Annual Report 2008 39
Report of the Directors
Financial review 2008 continued

Cost of sales
Cost of sales increased to 26.3% of turnover (2007 — 23.4%). At constant exchange rates, cost of sales as a percentage of turnover increased by 3.8 percentage points to 27.2%, reflecting charges related to the major restructuring programmes of £639 million (2007 — £111 million) and unfavourable product and regional mix compared with 2007, partly offset by savings from the restructuring programmes.
Selling, general and administration
SG&A costs, including legal charges, were 31.4% of turnover (2007 — 30.6%), a increase of 0.8 percentage points. At constant exchange rates, the increase was 1.4 percentage points. Legal costs of £611 million (2007 — £255 million) included a £278 million charge announced in January 2009 related to the US investigation into GSK’s marketing and promotional practices which originated in Colorado. SG&A costs included charges of £304 million (2007 — £137 million) related to the major restructuring programmes. Excluding legal costs, SG&A decreased by 1.6%.
Research and development
R&D expenditure increased 4% and included charges related to the major restructuring programmes of £175 million (2007 — £90 million). Excluding these charges, R&D expenditure increased 2% in CER terms as investment in the late stage pipeline was partly offset by restructuring savings.
Other operating income
Other operating income of £541 million (2007 — £475 million) included strong growth in royalty income to £307 million (2007 — £216 million). Product, intellectual property and equity investment disposals realised £230 million in 2008 compared with £90 million in 2007. The Roche litigation settlement was included in 2007.
Operating profit — total results
Total operating profit of £7,141 million decreased by 6% in sterling terms and 20% in CER terms compared with 2007. Pharmaceuticals operating profit was £6,331 million, down 21%, while Consumer Healthcare operating profit fell by only 2% to £810 million.
In the year, gains from asset disposals and settlements were £293 million (2007 — £213 million), costs for legal matters were £611 million (2007 — £255 million), fair value movements on financial instruments resulted in a charge of £10 million (2007 — income of £41 million) and charges relating to previous restructuring programmes were £20 million (2007 — £92 million). Charges related to the major restructuring programmes were £1,118 million (2007 — £338 million). The impact of all these items on total operating profit was a £1,466 million charge in 2008 compared with a £431 million charge in 2007.
Profit before taxation — total results
Net finance costs

	2008	2007
Finance income	£m	£m

Interest and other finance income	322	255
Fair value adjustments and hedges	(9)	7

	313	262

Finance costs

Interest costs	(829)	(434)
Unwinding of discount on liabilities	(16)	(27)
Fair value adjustments and hedges	2	8

	(843)	(453)

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £48 million (2007 — £50 million) arises principally from the Group’s holding in Quest Diagnostics Inc.
Profit before taxation — total results
Taking account of net finance costs and the share of profits of associates, total profit before taxation was £6,659 million compared with £7,452 million in 2007, a 24% CER decline and an 11% sterling decline.
Operating profit — results before major restructuring
The results before major restructuring are set out below:

	2008		2007		Growth
	£m	%	£m	%	CER%	£%

Turnover	24,352	100	22,716	100.0	(3)	7

Cost of sales	(5,776)	(23.7)	(5,206)	(22.9)	4	11
Selling, general and administration	(7,352)	(30.2)	(6,817)	(30.0)	—	8
Research and development	(3,506)	(14.4)	(3,237)	(14.3)	2	8
Other operating income	541	2.2	475	2.1	11	14

Operating profit	8,259	33.9	7,931	34.9	(10)	4

Cost of sales
Cost of sales increased by 0.8 percentage points to 23.7% of turnover. At constant exchange rates the increase was 1.5 percentage points of turnover, principally reflecting the impact of generic competition to higher margin products in the USA, lower Avandia sales and a higher proportion of sales generated in lower margin vaccines, brands sold in Emerging Markets and Consumer Healthcare products. This was partly offset by savings from the restructuring programmes.

40 GSK Annual Report 2008
Report of the Directors
Financial review 2008 continued

Selling, general and administration
SG&A costs, including legal charges, were 30.2% of turnover (2007 — 30.0%). At constant exchange rates, SG&A costs increased by 0.7 percentage points to 30.7% of turnover. Legal costs of £611 million (2007 — £255 million) included a £278 million charge announced in January 2009 related to the US investigation into GSK’s marketing and promotional practices which originated in Colorado. Excluding legal costs, SG&A as a percentage of turnover fell 1.2 percentage points to 27.7% (2007 — 28.9%). This was a 3% growth in sterling terms, but a 4% reduction at constant exchange rates, reflecting the benefits of the restructuring programmes. Selling and distribution fell by 1%, advertising and promotion by 5% and general and administration expenditure, excluding legal charges, by 7%.
Research and development
R&D expenditure increased by 2% to 14.4% of turnover (2007 — 14.3%) as investment in the late stage pipeline was partly offset by restructuring savings.
Other operating income
Other operating income of £541 million (2007 — £475 million) included strong growth in royalty income to £307 million (2007 — £216 million). Product, intellectual property and equity investment disposals realised £230 million in 2008 compared with £90 million in 2007. The Roche litigation settlement was included in 2007.
Operating profit — results before major restructuring
Operating profit before major restructuring of £8,259 million for the year increased by 4% in sterling terms but decreased by 10% in CER terms compared with 2007. Pharmaceuticals operating profit was £7,427 million, down 11%, while Consumer Healthcare operating profit was flat in CER terms at £832 million. Excluding legal costs, operating profit decreased by 6%, which was greater than the turnover decline of 3%, primarily due to higher cost of sales as a percentage of turnover.
In the year, gains from asset disposals and settlements were £293 million (2007 — £213 million), costs for legal matters were £611 million (2007 — £255 million), fair value movements on financial instruments resulted in a charge of £10 million (2007 — income of £41 million) and charges relating to previous restructuring programmes were £20 million (2007 — £92 million). The impact of these items on operating profit before major restructuring was a £348 million charge in 2008 (2007 — £93 million).
Profit before taxation — results before major restructuring
Net finance costs

	2008	2007
Finance income	£m	£m

Interest and other income	322	255
Fair value adjustments and hedges	(9)	7

	313	262

Finance costs

Interest costs	(829)	(434)
Unwinding of discount on liabilities	(11)	(27)
Fair value adjustments and hedges	2	8

	(838)	(453)

Taking account of net finance costs and the share of profits of associates, profit before tax before major restructuring was £7,782 million compared with £7,790 million in 2007, a 14% CER decline but flat in sterling terms.
Taxation

	2008	2007
	£m	£m

UK corporation tax	289	452
Overseas taxation	1,589	1,962

Current taxation	1,878	2,414
Deferred taxation	69	(272)

Taxation on total profits	1,947	2,142

The charge for taxation on profit before major restructuring charges, amounting to £2,231 million (2007 — £2,219 million), and represents an effective tax rate of 28.7% (2007 — 28.5%). The charge for taxation on total profits amounted to £1,947 million (2007 — £2,142 million) and represented an effective tax rate of 29.2% (2007 — 28.7%). The Group’s balance sheet at 31st December 2008 included a tax payable liability of £780 million and a tax recoverable asset of £76 million.
The Group’s main open tax issues are in the USA, Canada and Japan.
In July, following discussions with HMRC, the Group settled substantially all outstanding UK tax issues for all periods up to and including 31st December 2006.
Following its audit of the period 2001 to 2003, the IRS issued Statutory Notices of Deficiency to GSK asserting income and withholding tax deficiencies, and associated penalties, arising from its reclassification of an intercompany financing arrangement in those years from debt to equity, and its consequent recharacterisation of the amounts paid as dividends subject to withholding tax under the US — UK treaty. All amounts due under the financing arrangement were timely paid, with the final payment made in April 2008.

GSK Annual Report 2008 41
Report of the Directors
Financial review 2008 continued

The IRS commenced its audit of the period 2004 to 2006 in June 2008, and is examining the issue for these years. GSK disagrees with the IRS’s position and, in August 2008, initiated actions in the United States Tax Court to contest the Statutory Notices of Deficiency. GSK estimates that the IRS claim for tax, penalties, and interest at 31st December 2008, net of federal tax relief, for 2001 through 2003 is $864 million. GSK believes that this claim has no merit and that no adjustment is warranted. If, contrary to GSK’s view, the IRS prevailed in its argument before a court in respect of the years 2001-2003, GSK would expect to have an additional liability for the five year period 2004-2008 in the amount of $1,059 million in tax, penalties, and interest at 31st December 2008, net of federal tax relief for those years. In the event that the company is not able to resolve this issue with the IRS, a court decision would not be expected before 2011.
Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (£177 million) relating to Japanese CFC legislation. The company has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court decision in respect of transfer pricing in the early 1990s was completed in May 2008. GSK filed an appeal in June and a court date is awaited.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Profit for the year

	2008		2007		Growth
	£m		£m		CER%	£%

Total profit after taxation for the year	4,712		5,310		(25)	(11)
Total profit attributable to shareholders	4,602		5,214		(26)	(12)
Basic earnings per share (pence)	88.6	p	94.4	p	(21)	(6)
Basic earnings per ADS (US$)	$3.28		$3.77

Results before major restructuring profit after taxation for the year	5,551		5,571		(14)	—
Results before major restructuring profit attributable to shareholders	5,441		5,475		(15)	(1)
Adjusted earnings per share (pence)	104.7	p	99.1	p	(9)	6
Adjusted earnings per ADS (US$)	$3.87		$3.96
Weighted average number of shares (millions)	5,195		5,524

Diluted total earnings per share (pence)	88.1	p	93.7	p
Diluted total earnings per ADS (US$)	$3.26		$3.75
Diluted weighted average number of shares (millions)	5,226		5,567

Total results including restructuring costs produced a basic EPS of 88.6p compared with 94.4p in 2007. This was a 21% decline at CER and a 6% decline in sterling terms. Excluding major restructuring costs, EPS was 104.7p compared with 99.1p. This was a 9% decline at CER but a 6% increase in sterling terms. The 15 percentage point currency benefit arose from the weakness of Sterling against most major currencies.
Dividend
The Board has declared a fourth interim dividend of 17 pence per share resulting in a dividend for the year of 57 pence, a four pence increase over the dividend of 53 pence per share for 2007. The equivalent fourth interim dividend receivable by ADR holders is 49.4564 cents per ADS based on an exchange rate of £1/$1.4546. The ex-dividend date will be 11th February 2009, with a record date of 13th February 2009 and a payment date of 9th April 2009.
Critical accounting policies
The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’. Management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The critical accounting policies adopted relate to the following areas:
•	Turnover

•	Taxation

•	Legal and other disputes

•	Property, plant & equipment

•	Goodwill

•	Other intangible assets

•	Pensions and other post-employment benefits.
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
•	GSK has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates.

42 GSK Annual Report 2008
Report of the Directors
Financial review 2008 continued

•	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. Rebates given under Medicare, Part D are included in this category. The Medicare, Part D programme was introduced in 2006 and replaced the Government Medicaid subsidies for some individuals with subsidised coverage provided through private prescription plans. The accrual for these rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates.

•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies.

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience.

•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.
A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

	2008		2007		2006
	£m	%	£m	%	£m	%

Gross turnover	11,602	100	11,826	100	13,131	100
Chargebacks	892	8	917	8	846	6
Managed care, Medicare Part D and GPO rebates	764	6	727	6	912	7
US government and state programmes	554	5	481	4	507	4
Cash discounts	207	2	208	2	248	2
Customer returns	126	1	131	1	140	1
Prior year adjustments	(38)	—	(73)	—	(69)	—
Other items	203	1	162	1	194	1

Total deductions	2,708	23	2,553	22	2,778	21

Net turnover	8,894	77	9,273	78	10,353	79

Sterling values have increased by approximately 8% compared with 2007 as a result of exchange rate movements.
Chargebacks have decreased in 2008 as a result of sales of products into US government stockpiles during 2007, which did not arise in 2008. Managed care, Medicare Part D and GPO rebates were flat in dollar terms, despite additional Tricare prescription rebates. In January 2008, the National Defense Authorisation Act was approved, which authorises the Department of Defense to access discounted federal pricing on drugs dispensed at Tricare network retail pharmacies to members of the US armed forces, their dependants and military retirees. Rebates given under the US government and state programmes have risen in 2008 mainly due to pricing adjustments on Imitrex and Lamictal following the introduction of generic competition, together with the inclusion of new products from the Reliant Pharmaceuticals acquisition.
The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business were as follows:

	At 31st	At 31st
	December	December
	2008	2007
	£m	£m

Chargebacks	50	38
Managed care, Medicare Part D and GPO rebates	474	340
US government and state programmes	345	240
Cash discounts	25	21
Customer returns	259	194
Other	50	37

Total	1,203	870

Sterling values have increased largely as a result of exchange rate movements. In dollar terms, the 2008 provision is largely unchanged from 2007. A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption. On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2008 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

GSK Annual Report 2008 43
Report of the Directors
Financial position and resources

Financial position

	2008	2007
	£m	£m

Assets
Non-current assets
Property, plant and equipment	9,678	7,821
Goodwill	2,101	1,370
Other intangible assets	5,869	4,456
Investments in associates and joint ventures	552	329
Other investments	478	517
Deferred tax assets	2,760	2,196
Derivative financial instruments	107	1
Other non-current assets	579	687

Total non-current assets	22,124	17,377

Current assets
Inventories	4,056	3,062
Current tax recoverable	76	58
Trade and other receivables	6,265	5,495
Derivative financial instruments	856	475
Liquid investments	391	1,153
Cash and cash equivalents	5,623	3,379
Assets held for sale	2	4

Total current assets	17,269	13,626

Total assets	39,393	31,003

Liabilities
Current liabilities
Short-term borrowings	(956)	(3,504)
Trade and other payables	(6,075)	(4,861)
Derivative financial instruments	(752)	(262)
Current tax payable	(780)	(826)
Short-term provisions	(1,454)	(892)

Total current liabilities	(10,017)	(10,345)

Non-current liabilities
Long-term borrowings	(15,231)	(7,067)
Deferred tax provision	(714)	(887)
Pensions and other post-employment benefits	(3,039)	(1,383)
Other provisions	(1,645)	(1,035)
Derivative financial instruments	(2)	(8)
Other non-current liabilities	(427)	(368)

Total non-current liabilities	(21,058)	(10,748)

Total liabilities	(31,075)	(21,093)

Net assets	8,318	9,910

Equity
Share capital	1,415	1,503
Share premium account	1,326	1,266
Retained earnings	4,622	6,475
Other reserves	568	359

Shareholders’ equity	7,931	9,603

Minority interests	387	307

Total equity	8,318	9,910

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
The total cost of the Group’s property, plant and equipment at 31st December 2008 was £18,987 million, with a net book value of £9,678 million. Of this, land and buildings represented £3,756 million, plant and equipment £3,644 million and assets in construction £2,278 million. In 2008, GSK invested £1,444 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2008, GSK had capital contractual commitments for future expenditure of £489 million and operating lease commitments of £448 million. GSK believes that its facilities are adequate for its current needs.
The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility for environment, health and safety’ (page 30) and in Note 44 to the financial statements, ‘Legal proceedings’.
Goodwill
Goodwill has increased during the year from £1,370 million at 31st December 2007 to £2,101 million. The increase primarily reflects the goodwill arising on the acquisition of Sirtris Pharmaceuticals Inc. of £242 million and that arising on the acquisition of the BMS Egypt business of £52 million as well as a significant strengthening of overseas currencies on the translation of existing foreign currency goodwill balances.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31st December 2008 was £5,869 million (2007 — £4,456 million). The increase in 2008 reflects additions of £847 million and currency movements partly offset by the amortisation and impairment of existing intangibles. The largest element of the additions is £106 million relating to the acquisition of Sirtris Pharmaceuticals Inc., reflecting the existence of the technology and a large patent application portfolio covering areas of sirtuin biology.

44 GSK Annual Report 2008
Report of the Directors
Financial position and resources continued

Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2008 of £1,030 million (2007 — £846 million). The market value at 31st December 2008 was £1,883 million (2007 — £1,517 million). The largest of these investments is in an associate, Quest Diagnostics Inc., which had a book value at 31st December 2008 of £463 million (2007 — £299 million). The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest or interests in companies that arise from business divestments.
Derivative financial instruments: assets
GSK had both non-current and current derivative financial instruments held at fair value of £963 million (2007 — £476 million). The increase primarily reflects fluctuations in far forward valuations on foreign exchange contracts hedging inter-company loans and deposits. Exchange movements are largely due to changes in Euro, US dollar and Yen market rates.
Inventories
Inventory of £4,056 million has increased by £994 million during the year. The majority of this increase arises from a strengthening of overseas currencies, with the remainder caused partly by strategic stock building to support growth in specific products.
Trade and other receivables
Trade and other receivables of £6,265 million have increased from 2007 reflecting the impact of strengthening overseas currencies on the translation of foreign currency receivables partly offset by the completion of non-recourse factoring arrangements in Japan and reductions in overdue receivables in certain European markets.
Derivative financial instruments: liabilities
GSK held both non-current and current derivative financial instruments held at fair value of £754 million (2007 — £270 million) relating primarily to hedging exchange on translation of currency assets on consolidation. The increase again reflects the impact from Euro, US dollar and Yen currency fluctuations.
Trade and other payables
Trade and other payables amounting to £6,075 million have increased from 2007 primarily reflecting the strengthening of overseas currencies.
Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £3,813 million at 31st December 2008 (2007 — £2,814 million) in respect of estimated future liabilities, of which £1,903 million related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of restructuring programmes to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.
Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19. The net deficits before allowing for deferred taxation were £1,736 million (2007 — £411 million) on pension arrangements and £1,303 million (2007 — £972 million) on unfunded post-employment liabilities. The pension liabilities increased following declines in asset values and a negative impact of exchange movements only partially offset by further special funding contributions to the UK pension funds of £200 million (2007 — £285 million to the UK pension schemes); a strengthening of long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 5.75% to 6.20% and a decrease in the estimated long term inflation rate in the UK.
Net debt

	2008	2007
	£m	£m

Cash, cash equivalents and liquid investments	6,014	4,532
Borrowings — repayable within one year	(956)	(3,504)
Borrowings — repayable after one year	(15,231)	(7,067)

Net debt	(10,173)	(6,039)

Net debt increased by £4,134 million primarily due to share repurchases, further acquisition of businesses and a significant strengthening of the foreign currencies in which group debt is denominated, partly offset by increased cash inflows from operating activities.
Total equity
A summary of the movements in equity is set out below.

	2008	2007
	£m	£m

Total equity at beginning of year	9,910	9,648
Total recognised income and expense for the year	4,829	6,134
Dividends to shareholders	(2,929)	(2,793)
Ordinary Shares issued	62	417
Ordinary Shares purchased and held as Treasury shares	—	(3,537)
Ordinary Shares purchased and cancelled	(3,706)	(213)
Consideration received for shares transferred by ESOP Trusts	10	116
Ordinary Shares acquired by ESOP Trusts	(19)	(26)
Share-based incentive plans	241	237
Tax on share-based incentive plans	(1)	4
Distributions to minority interests	(79)	(77)

Total equity at end of year	8,318	9,910

At 31st December 2008, total equity had decreased from £9,910 million at 31st December 2007 to £8,318 million. The decrease arises principally from actuarial losses on defined benefit pension plans in the year and further share repurchases, partially offset by recognised income and expenses for the year.

GSK Annual Report 2008 45
Report of the Directors
Financial position and resources continued

Share purchases
In 2008, the Employee Share Ownership Plan (ESOP) Trusts acquired £19 million of shares in GSK plc (2007 — £26 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.
At 31st December 2008, the ESOP Trusts held 129 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,445 million (2007 — £1,617 million) has been deducted from other reserves. The market value of these shares was £1,657 million (2007 — £1,721 million).
GSK repurchased £3,706 million of shares for cancellation in 2008 (2007 — £213 million) and £nil of shares to be held as Treasury shares (2007 — £3,537 million). In order to ensure that GSK has sufficient flexibility to deliver its strategic priorities the company does not expect to make any significant repurchases under the existing share buy-back programme during 2009. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31st December 2008, GSK held 474.2 million shares as Treasury shares (2007 — 504.2 million shares), at a cost of £6,286 million (2007 — £6,683 million), which has been deducted from retained earnings.
There have been no purchases since 31 December 2008 under the existing programme.
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
Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2008 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	16,051	911	703	4,600	9,837
Interest on loans	11,868	782	1,525	1,339	8,222
Finance lease obligations	136	48	62	19	7
Finance lease charges	18	5	7	4	2
Operating lease commitments	448	140	185	76	47
Intangible assets	13,048	660	1,269	1,556	9,563
Property, plant & equipment	489	388	100	1	—
Investments	56	46	10	—	—
Purchase commitments	145	70	74	1	—
Business combinations	227	227	—	—	—
Pensions	597	334	132	131	—
Other commitments	46	17	19	5	5

Total	43,129	3,628	4,086	7,732	27,683

Commitments in respect of loans and future interest payable on loans are disclosed after taking into account the effect of derivatives. The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include up-front fees, equity investments, loans and commitments to fund specified levels of research. In addition, the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above within intangible assets represent the maximum that would be paid if all milestones are achieved.
A number of new commitments were made in 2008 under licensing and other agreements, including arrangements with Actelion Pharmaceuticals Limited, Archemix Corporation, Dynavax Technologies Corporation, and Mpex Pharmaceuticals, Inc. The commitments relating to business combinations reflect agreements to acquire the issued share capital of Genelabs Technologies, Inc., Bristol Myers Squibb Pakistan (Private) Limited and AZ Tika SNC, the latter being subject to clearance by the Swedish Competition Authority.
In 2006, GSK formalised an agreement with the trustees of the UK pension schemes to make additional contributions, in addition to the normal contributions, over a four year period ending 31st December 2009 in order to eliminate the then funded pension deficits on an IAS 19 basis by that point. The table above shows this commitment, net of £166 million of additional contributions made in 2008, but excludes the normal ongoing annual funding requirement of approximately £150 million. GSK has also committed to eliminate any future deficits that may arise over a rolling five-year period. This agreement will be reviewed during 2009. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

46 GSK Annual Report 2008
Report of the Directors
Financial position and resources continued

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	98	73	14	—	11
Other contingent liabilities	36	3	12	3	18

Total	134	76	26	3	29

In the normal course of business GSK has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.
It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 50 to 53 and Note 44 to the financial statements, ‘Legal proceedings’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 14 to the financial statements, ‘Taxation’.
Cash flow
A summary of the consolidated cash flow is set out below.

	2008	2007
	£m	£m

Net cash inflow from operating activities	7,205	6,161
Net cash outflow from investing activities	(1,149)	(3,048)
Net cash outflow from financing activities	(4,908)	(1,702)

Increase/(decrease) in cash and bank overdrafts	1,148	1,411

Exchange adjustments	1,103	48
Cash and bank overdrafts at beginning of year	3,221	1,762

Cash and bank overdrafts at end of year	5,472	3,221

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	5,623	3,379
Overdrafts	(151)	(158)

	5,472	3,221

The net cash inflow from operating activities after taxation paid was £7,205 million, an increase of £1,044 million over 2007 reflecting an unchanged profit before tax (excluding the impact of the significant increase in non-cash charges made in the year, primarily from the major restructuring programmes), together with improved working capital management.
The net cash outflow from investing activities was £1,149 million, a decrease of £1,899 million which reflected marginally lower capital expenditure, repayments of liquid investments and a reduced cost of business purchases during 2008, including Sirtris Pharmaceuticals for £324 million, net of cash acquired of £52 million, and the Egyptian business of BMS for £130 million, net of deferred consideration of £10 million. In 2007, the comparable acquisitions comprised of Reliant Pharmaceuticals for £794 million and Domantis for £218 million, net of cash acquired.
Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets. It was £4,679 million, an increase of 21% over 2007, principally reflecting the higher operating profit before non-cash charges, primarily from the major restructuring programmes, and working capital improvements, partly offset by higher levels of interest paid as a result of the significant debt issuances during the year of US $9 billion under the US shelf registration and £0.7 billion under the EMTN programme.
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
Reconciliation of free cash flow

	2008	2007
	£m	£m

Net cash inflow from operating activities	7,205	6,161
Purchase of non-current tangible assets	(1,437)	(1,516)
Purchase of non-current intangible assets	(632)	(627)
Disposal of non-current tangible fixed assets	20	35
Interest paid	(730)	(378)
Interest received	320	247
Dividends received from joint ventures and associated undertaking	12	12
Dividends paid to minority interests	(79)	(77)

Free cash flow	4,679	3,857

GSK Annual Report 2008 47
Report of the Directors
Financial position and resources continued

Movements in net debt

	2008	2007
	£m	£m

Net debt at beginning of year	(6,039)	(2,450)
Increase in cash and bank overdrafts	1,148	1,411
Cash (inflow)/outflow from liquid investments	(905)	39
Net increase in long-term loans	(5,523)	(3,276)
Net repayment of/(increase in) short-term loans	3,059	(1,632)
Exchange movements	(1,918)	(88)
Other movements	5	(43)

Net debt at end of year	(10,173)	(6,039)

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
Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £2,069 million (2007 — £2,143 million, 2006 — £1,590 million). Disposals realised £191 million (2007 — £44 million, 2006 — £218 million). Cash payments to acquire equity investments of £87 million (2007 — £186 million, 2006 — £57 million) were made in the year and sales of equity investments realised £42 million (2007 — £45 million, 2006 — £32 million).
Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements, to meet the expenditure arising from the major restructuring programmes (the precise timing of which is uncertain) outlined in Note 7 to the financial statements ‘Major restructuring programmes’. and to meet other routine outflows including tax and dividends, subject to the ‘Risk factors’ discussed on pages 50 to 53. GSK may from time to time have additional demands for finance, such as for acquisitions. It has access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.
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

The policy permits arrangements for accelerated payment to small suppliers.
Payment performance
At 31st December 2008, the average number of days’ payable outstanding represented by trade payables of the parent company was nil (2007 — nil) and in respect of the company and its UK subsidiaries in aggregate was 20 days (2007 — 21 days).
Treasury policies
GSK reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our corporate objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 25th September 2008.
A Treasury Management Group (TMG) chaired by our Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities.
Capital management
Our operations are global, primarily through subsidiary companies established in the markets in which we trade. With significant levels of patent protection, our products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and our operating subsidiaries are generally cash generative.
Operating cash flow is used to fund investment in research and development of new products. It is also used to make the routine outflows of capital expenditure, tax, dividends, repayment of maturing debt and, to the extent determined by the Board, share repurchases.
Our policy is to borrow centrally using a variety of capital market issues and borrowing facilities to meet anticipated funding requirements.

48 GSK Annual Report 2008
Report of the Directors
Financial position and resources continued

These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to pay dividends, make acquisitions or fund share buy-backs.
For further details of GSK’s share buy-back programme, please see Note 33, ‘Share capital and share premium account’.
Liquidity
As at 31st December 2008, our cash and liquid investments were held as follows:

	2008	2007
	£m	£m

Bank balances and deposits	3,778	1,431
Treasuries and treasury-repo only money market funds	1,852	1,713
Corporate debt instruments	75	1,170
Government securities	309	218

	6,014	4,532

£4.3 billion of this amount is managed centrally and available within three months. We had net debt at 31st December  2008 of £10.2 billion. The table below summarises cash and gross debt.

	2008	2007
	£m	£m

Cash and liquid investments	6,014	4,532
Gross debt – fixed	(13,814)	(6,254)
– floating	(2,373)	(4,317)

Net debt	(10,173)	(6,039)

The maturity profile of gross debt is shown in the table below:
At 31st December 2008, we had centrally available cash reserves of £4.3 billion and committed undrawn bank facilities of $3.9 billion. As at that date we had short-term debt and bank overdrafts and loans repayable within one year of £1.0 billion.
We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under a $10 billion commercial paper programme. During the year, our committed undrawn bank facilities reduced from $5 billion to $3.9 billion as a consequence of Royal Bank of Scotland’s acquisition of ABN AMRO and the collapse of Lehman Brothers. The facilities were renewed in October 2008. We consider this level of committed facilities to be adequate given our current cash holdings. For further information on these facilities, please refer to Note 32 to the financial statements, ‘Net debt’. We also benefit from strong positive cash flow from operating units.
We have a European Medium Term Note programme of £10 billion. At 31st December 2008, we had £7.9 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2008, we had $11.1 billion (£7.7 billion) of notes in issue under this programme. The TMG monitors the cash flow forecast on a monthly basis.
The long-term borrowings mature at dates between 2010 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 negative outlook by Moody’s. Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

GSK Annual Report 2008 49
Report of the Directors
Financial position and resources continued

Treasury operations
The objective of treasury activity is to manage the post-tax net cost or income of financial operations to the benefit of earnings. Corporate Treasury does not operate as a profit centre. We use a variety of financial instruments, including derivatives, to finance our operations and to manage market risks from those operations.
Derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into our required currencies and to manage exposure to funding risks from changes in foreign exchange and interest rates.
We do not hold or issue derivative financial instruments for speculative purposes. Our treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.
Foreign exchange management
Foreign currency transaction exposure arising on internal and external trade flows is not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs.
For this purpose, our internal trading transactions are matched centrally and we manage intercompany payment terms to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.
We manage the short-term cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
We seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings are swapped into other currencies as required.
Borrowings denominated in, or swapped into, foreign currencies that match investments in our overseas assets are treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net Investment Hedges’ section of Note 41 for further details). The TMG review the ratio of borrowings to assets for major currencies.
Interest rate risk management
The policy on interest rate risk management requires the minimum amount of net borrowings at fixed rates to increase with the ratio of forecast interest payable to trading profit. The fixed to floating ratio is reviewed monthly by the TMG.
We use an interest rate swap to redenominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.
Counterparty risk management
Our policy on counterparty risk management is to work with a select group of relationship banks. Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) independent of Corporate Treasury. Any breach of these limits is reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so the appropriate amendment can be made to limits. A full counterparty analysis is presented to the TMG annually for approval.
Since July 2007, we have tightened our criteria for holding cash equivalents and liquid investments in response to the credit crisis.
On 15th September 2008, Lehman Brothers filed for Chapter 11 proceedings in the USA and appointed administrators in the UK. Although Lehman was one of GSK’s relationship banks, our exposure to Lehman at the time of the collapse was limited to immaterial costs on foreign exchange contracts and the termination of the Quest Collar referred to in more detail in Note 20 to the financial statements, ‘Investments in associates and joint ventures’.
Financial assets and liabilities
An analysis of net debt is given in Note 32 to the financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’.
We continue to benefit from strong positive cash flow from operating activities. Our net debt would have decreased in the year to 31st December 2008, but for our purchase of our own shares in the market of £3.7 billion and acquisitions of approximately £0.5 billion.
The financial assets and liabilities at 31st December 2008 are representative of our treasury policies and strategies applied since July 2007. GSK raised £8.0 billion in the Capital Markets between December 2007 and May 2008 of which £2.4 billion was raised in 2007. We do not expect to make any significant share repurchases in 2009.

50 GSK Annual Report 2008
Report of the Directors
Risk factors

Risk factors
There are risks and uncertainties relevant to the Group’s business, financial condition and results of operations that may affect future performance. These include R&D, anticipated sales growth and expected earnings. The factors below are among those that the Group thinks could cause its actual results to differ materially from expected and historical results. There are other risks and uncertainties not currently known to the Group or which are deemed immaterial. The management and mitigation of risk is discussed on page 72 ‘Corporate Governance’.
The major risks that might affect GSK’s business are:
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
Health authorities such as the US FDA, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety when assessing the benefit/risk balance of drugs. Payers are also becoming increasingly more demanding with regard to the incremental benefit required to gain reimbursement and secure appropriate pricing.
Risk of unplanned loss of patents
Patent infringement litigation
The Group’s patents, in common with all patents, can be challenged at any time. Efforts by generic manufacturers may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group’s patents. If GSK is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s turnover and margins would be adversely affected. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved and page 18 for a description of resolution of prior proceedings which affect the dates on which generic versions of the Group’s products may be introduced.
Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. The US launch of generic products competing with Lamictal, Imitrex, Paxil CR, Requip and Wellbutrin XL had a significant impact on the Group’s overall turnover and earnings for 2008.
Potential changes in intellectual property laws and regulations
Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries. These include proposals that could have the effect of making prosecution of patents for new products more difficult and time-consuming or adversely affecting the exclusivity period for the Group’s products, including biological products. Should such proposals be enacted they could have an adverse impact on the Group’s future sales and results of operations.
Weakness of intellectual property protection in certain countries
In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. In an effort to control public health crises, some developing countries, such as South Africa, Thailand and Brazil, have considered plans for substantial reductions in the scope of patent protection for pharmaceutical products. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years.
Any loss of patent protection, including abrogation of patent rights or compulsory licensing, is likely to affect adversely the Group’s operating results in those national markets but is not expected to be material to the Group overall. Absence of adequate patent protection could limit the opportunity to look to such markets for future sales growth.
Risk of substantial adverse outcome of litigation and government investigations
See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of proceedings and governmental investigations — involving matters which if proven could give rise to civil and/ or criminal liabilities — in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. The Group has made material provisions in 2006, 2007 and 2008 related to legal proceedings and investigations which reduced its earnings.
The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages in amounts that bear no relationship to the underlying harm. Accordingly it is potentially misleading to quantify the potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements, ‘Legal proceedings’.

GSK Annual Report 2008 51
Report of the Directors
Risk factors continued

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies generally, including the Group.
In order to contain insurance costs in recent years the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If denial of coverage is ultimately upheld on these claims, this could result in material additional charges.
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
Anti-trust litigation
In the USA it has become increasingly common that following publicity around government investigations or an adverse outcome in prosecution of patent infringement actions, the defendants and direct and indirect purchasers and other payers initiate anti-trust actions as well. Claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA. Similarly, anti-trust claims may be brought following settlement of patent litigation, alleging that such settlements are anticompetitive and in violation of anti-trust laws.
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
In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against the Group.
Risks of competition, price controls and limitations on sales
Third party competition
The Group operates in highly competitive markets. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. The Group cannot predict the timing or impact of competitive products or their potential impact on sales of the Group’s products. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures.
The Group had eight products with over £500 million in annual global sales in 2008. Among these products are Augmentin IR, Imitrex and Lamictal for which there is generic competition, and Avandia and Valtrex, with respect to which the Group’s intellectual property rights in the USA are currently the subject of litigation or settlement agreements related to such litigation.
If any of the Group’s major products were to become subject to a problem such as unplanned loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the adverse impact on the Group’s revenues and operating results could be significant. In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on page 18. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.
Governmental and payer controls
Pharmaceutical products are subject to price controls or pressures and other restrictions in many markets, including Japan, Germany, Spain, France and Italy. Some governments intervene directly in setting prices.

52 GSK Annual Report 2008
Report of the Directors
Risk factors continued

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
Regulatory controls
The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Health authorities have increased their focus on safety when assessing the benefit risk/ balance of drugs in the context of not only initial product approval but also in the context of approval of additional indications and review of information regarding marketed products. Stricter regulatory controls also heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and can result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.
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
Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 84% of the Group’s US pharmaceutical sales. At 31st December 2008 the Group had trade receivables due from these three wholesalers totalling £1,067 million (31st December 2007 — £915 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.
Reliance on information technology
The Group is increasingly dependent on information technology systems, including Internet-based systems, for internal communication as well as communication with customers and suppliers. Any significant disruption of these systems, whether due to computer viruses or other outside incursions, could materially and adversely affect the Group’s operations.
Global political and economic conditions
As described on page 33, many of the world’s largest economies, including the major markets in which the Group operates, and financial institutions currently face extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this crisis will last, but many countries are concerned that their economies may enter a deep and prolonged recession.

GSK Annual Report 2008 53
Report of the Directors
Risk factors continued

Such a decline in economic activity may have a material adverse effect on the Group’s sales, results of operations, financial condition and ability to raise capital. Some of the Group’s businesses, including Consumer Healthcare, may be particularly sensitive to declines in consumer spending. In addition, the financial crisis may result in a lower return on the Group’s financial investments and may cause the value of the Group’s investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans.
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
Taxation
The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the UK. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-Group debt, could increase the Group’s effective tax rate and adversely affect its financial results. The Group has open issues with the revenue authorities in the USA, Japan and Canada. These matters are discussed in Note 14 to the financial statements, ‘Taxation’.
Disruption from pandemic influenza
In the event of pandemic influenza, the Group could be subject to disruption from a range of factors. National governments may be more willing to abrogate intellectual property rights for medicines that might otherwise be in short supply.
In a country afflicted by pandemic ‘flu, there would be a risk that employees and their families will be affected with the consequence that sales and distribution and manufacturing activities could be shut down and supply continuity — for active ingredients and finished goods — affected.
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
Accounting standards
New or revised accounting standards, rules and interpretations circulated from time to time by an international standard setting board could result in changes to the recognition of income and expense that may adversely impact the Group’s reported financial results. International standard changes in the market valuation of certain financial instruments are reflected in the Group’s reported results before those gains or losses are actually realised and could have a significant impact on the income statement in any given period.
Accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the ownership of the inventory. Regulators regularly review the financial statements of listed companies for compliance with accounting and regulatory requirements.
The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties.
Human resources
The Group has approximately 99,000 employees globally and is subject to laws and regulations concerning its employees — ranging from discrimination and harassment to personal privacy to labour relations - that vary significantly from jurisdiction to jurisdiction. The Group faces intense competition for qualified individuals from other pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. Failure to continue to recruit and retain the right people and maintain a culture of compliance may have a significant adverse effect.
Failure of third party providers
Unaffiliated third-party suppliers provide a number of goods and services to the Group’s operations. Many of these services, for example services provided by clinical research organizations to support development of key products, are very important to the operations of the Group’s businesses. Materials provided by third-party suppliers are necessary for the commercial production of our products, including speciality chemicals, commodities and components necessary for the manufacture, fill-finish and packaging of many of the Group’s pharmaceutical and consumer health products. While the Group does not believe that any of these third-party relationships are individually significant in the context of the overall Group, the failure of any third-party supplier to fulfil its contractual obligations in a timely manner may result in delays or service interruptions which could constrain the sales of the Group’s products.

54 GSK Annual Report 2008
Report of the Directors
Financial review 2007

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2007 with the results for the year to 31st December 2006.
In 2008, the Group realigned the regional reporting structure within the Pharmaceuticals business and reallocated entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. Comparative information for 2007 and 2006 below has been restated on a consistent basis. See Note 2 to the financial statements, ‘Accounting principles and policies’.
Exchange
The currencies that most influence the Group’s results are the US dollar, the Euro and the Japanese Yen.
In 2007, the US dollar fell by 2% against the pound, to $1.99 at the year-end. The year-end rates for the Euro strengthened by 8% and the Japanese yen by 5% against Sterling.
World market — pharmaceuticals
Global pharmaceutical sales in 2007 were £329 billion compared with £328 billion in 2006.

World market by	Value	% of	Growth
geographic region	£bn	total	£%

USA	140.8	43	(3)
Europe	97.6	30	5
Rest of World	90.4	27	1

Total	328.8	100	—

The US market has decreased by 3%, but it still represents 43% of the global prescription pharmaceutical market compared with 30% a decade ago.
At 30th September 2007, GSK held second position in the world pharmaceutical market with a market share of 5.9%, behind Pfizer with a market share of 7%. GSK had four of the world’s top 60 pharmaceutical products. These were Avandia, Lamictal, Seretide/ Advair and Valtrex.

World market -	Value	% of	Growth
top six therapeutic classes	£bn	total	£%

Central nervous system	54.4	17	1
Cardiovascular	50.7	15	(6)
Alimentary tract and metabolic	39.7	12	(1)
Antineoplastic/Immunomodulatory	35.6	11	8
Anti-infectives (bacterial,	32.9	10	(1)
viral and fungal) excluding vaccines
Respiratory	22.1	7	2

(Note: data based on 12 months to 30th September 2007.)
Pharmaceutical turnover
Total pharmaceutical turnover in 2007 was £19,163 million compared with £20,013 million in 2006, in line with 2006 turnover at CER.
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
Respiratory
We continued to be a global leader in respiratory pharmaceuticals with sales of our three key products, Seretide/Advair, Flixotide/ Flovent and Serevent amounting to £4.4 billion, up 8%. Total sales of Seretide/Advair, for asthma and COPD, rose 10% to £3.5 billion. In the USA, sales grew 9% to £1.9 billion. In Europe sales grew 8.1% to £1.2 billion and in Rest of World markets sales grew 24% to £393 million, enhanced by its launch in Japan in June.
CNS
CNS sales decreased 2% to £3.3 billion. Sales decreased in the USA and Europe, reflecting generic competition to Seroxat/Paxil in both regions. Rest of World sales grew 6% which included 4% growth in Paxil in Japan. Total Seroxat/Paxil sales declined 6% to £553 million. Total Wellbutrin sales declined 37% to £529 million, owing to US generic competition to Wellbutrin SR/IR and Wellbutrin XL 300mg tablet.
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
Sales of Valtrex, for herpes, rose 18% to £934 million, with US sales up 20% to £668 million driven by increased use of the product for prevention of disease transmission. Sales in Europe grew 9% to £115 million and in Rest of World grew 14% to £151 million. Sales of Relenza, an antiviral treatment for flu, were £262 million (2006 — £91 million), driven primarily by one-off government orders for stockpiling against a possible ’flu pandemic.
Metabolic
In 2007, sales of the Avandia product group, for type 2 diabetes, declined 22% to £1.2 billion. In the USA sales fell 29% to £780 million, with fourth quarter sales down 55% to £130 million.

GSK Annual Report 2008 55
Report of the Directors
Financial review 2007 continued

     Pharmaceutical turnover by therapeutic area 2007 (restated)

	Total					USA			Europe			Rest of World
Therapeutic area/	% of	2007	2006		Growth	2007		Growth	2007		Growth	2007		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	26	5,032	4,991	5	1	2,377	4	(3)	1,740	4	4	915	10	6
Seretide/Advair		3,499	3,313	10	6	1,891	9	1	1,215	8	9	393	24	21
Flixotide/Flovent		621	659	(1)	(6)	284	3	(5)	158	(7)	(7)	179	(3)	(7)
Serevent		269	291	(4)	(8)	74	(7)	(14)	134	(5)	(4)	61	—	(6)
Veramyst		21	—	—	—	20	—	—	—	—	—	1	—	—
Flixonase/Flonase		199	309	(34)	(36)	72	(60)	(61)	49	—	—	78	5	3

Anti-virals	16	3,027	2,826	13	7	1,494	19	10	846	—	1	687	15	9
HIV		1,442	1,515	(1)	(5)	637	(2)	(9)	595	(3)	(3)	210	9	4
Epzicom/Kivexa		324	241	39	34	142	23	14	149	54	54	33	74	74
Combivir		455	528	(10)	(14)	195	(11)	(18)	181	(15)	(15)	79	6	1
Trizivir		233	268	(9)	(13)	120	(8)	(15)	98	(14)	(13)	15	14	7
Agenerase, Lexiva		141	131	13	8	78	14	5	53	10	10	10	22	11
Epivir		156	202	(20)	(23)	53	(16)	(23)	64	(27)	(27)	39	(11)	(13)
Ziagen		109	117	(3)	(7)	45	2	(6)	36	(10)	(10)	28	(3)	(3)
Valtrex		934	845	18	11	668	20	11	115	9	10	151	14	8
Zeffix		168	162	8	4	13	8	—	23	—	—	132	10	5
Relenza		262	91	>100	>100	131	—	—	76	21	23	55	>100	90

Central nervous system	17	3,348	3,642	(2)	(8)	2,377	(1)	(8)	505	(15)	(14)	466	6	—
Lamictal		1,097	996	18	10	892	26	17	143	(17)	(17)	62	10	5
Imigran/Imitrex		685	711	3	(4)	558	9	1	89	(25)	(25)	38	(2)	(10)
Seroxat/Paxil		553	620	(6)	(11)	143	(12)	(18)	120	(19)	(18)	290	5	(3)
Wellbutrin		529	900	(37)	(41)	512	(38)	(42)	4	100	100	13	(13)	(19)
Requip		346	268	36	29	238	46	35	91	11	12	17	64	55

Cardiovascular and urogenital	8	1,554	1,636	—	(5)	970	(2)	(10)	401	3	4	183	7	2
Avodart		285	216	38	32	175	44	34	85	22	23	25	63	56
Lovaza		5	—	—	—	5	—	—	—	—	—	—	—	—
Coreg		587	779	(18)	(25)	581	(19)	(25)	—	—	—	6	17	—
Fraxiparine		184	209	(12)	(12)	—	—	—	151	(13)	(11)	33	(10)	(15)
Arixtra		100	58	81	72	55	88	72	39	70	70	6	100	100
Vesicare		50	32	69	56	50	69	56	—	—	—	—	—	—
Levitra		49	43	23	14	47	24	15	2	100	100	—	(100)	(100)

Metabolic	8	1,508	1,870	(15)	(19)	895	(24)	(30)	290	15	16	323	(2)	(6)
Avandia products		1,219	1,645	(22)	(26)	780	(29)	(35)	225	3	4	214	(6)	(9)
Avandia		877	1,399	(34)	(37)	592	(40)	(45)	111	(11)	(10)	174	(14)	(16)
Avandamet		292	204	49	43	147	85	71	111	20	21	34	35	31
Bonviva/Boniva		161	95	79	69	115	49	39	44	>100	>100	2	—	—

Anti-bacterials	7	1,323	1,363	(1)	(3)	195	(3)	(10)	588	(4)	(3)	540	3	—
Augmentin		530	570	(6)	(7)	67	(23)	(29)	238	(9)	(8)	225	6	4
Altabax		11	—	—	—	11	—	—	—	—	—	—	—	—

Oncology and emesis	2	477	1,069	(54)	(55)	272	(65)	(67)	135	(10)	(9)	70	(13)	(17)
Hycamtin		119	113	10	5	70	6	(3)	40	18	21	9	13	13
Zofran		196	847	(77)	(77)	78	(88)	(89)	70	(34)	(34)	48	(21)	(23)
Tykerb		51	—	—	—	36	—	—	13	—	—	2	—	—

Vaccines	11	1,993	1,692	20	18	628	44	35	800	14	15	565	7	6
Hepatitis		529	479	14	10	199	33	24	230	5	6	100	3	—
Infanrix/Pediarix		543	511	9	6	196	23	14	271	(4)	(3)	76	26	25
Fluarix, FluLaval		174	170	7	2	98	16	8	41	11	14	35	(16)	(19)
Flu-prepandemic		146	—	—	—	95	—	—	51	—	—	—	—	—
Cervarix		10	—	—	—	—	—	—	9	—	—	1	—	—
Rotarix		91	44	>100	>100	—	—	—	23	>100	>100	68	79	74
Boostrix		66	60	15	10	40	5	(2)	19	27	27	7	75	75

Other	5	901	924	—	(2)	65	(18)	(22)	255	(1)	1	581	3	(1)

	100	19,163	20,013	—	(4)	9,273	(3)	(10)	5,560	1	2	4,330	6	3

       CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

56 GSK Annual Report 2008
Report of the Directors
Financial review 2007 continued

This followed publication of an article in the New England Journal of Medicine. This article suggested that there may be cardiovascular risk associated with Avandia. Despite GSK’s efforts, doctors became reluctant to start new patients on Avandia without further guidance from the FDA. Following clarification from the FDA in October, there was a new approved label for Avandia. Outside the USA, sales in Europe grew 3% to £225 million, and in Rest of World markets, sales declined 6% to £214 million.
We recorded in turnover a £161 million share of co-promotion income for Boniva/Bonviva, a once-monthly oral bisphosphonate for the treatment of postmenopausal osteoporosis.
Vaccines
Vaccine sales increased 20% to £2.0 billion, with good performances in all regions: US sales rose 44% to £628 million; European sales grew 14% to £800 million and sales in Rest of World were up 7% to £565 million. Sales of hepatitis vaccines grew 14% to £529 million, driven by US growth of 33%.
Infanrix/Pediarix grew 9% to £543 million, again driven by US growth of 23%. Sales of the new two-dose vaccine, Rotarix, to prevent rotavirus gastroenteritis, doubled to £91 million, with strong growth in both Europe and Rest of World. Sales of Cervarix, GSK’s vaccine to prevent cervical cancer, were £10 million.
Cardiovascular and urogenital
Sales of Coreg, for heart disease, fell 18% to £587 million, following the introduction of US generic competition to Coreg IR in September. Sales of Coreg CR, which was launched in March 2007, were £88 million. Avodart, for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 38% to £285 million.
Anti-bacterials
Anti-bacterial sales declined 1% to £1,323 million reflecting generic competition in all regions.
Oncology and emesis
Tykerb achieved sales of £51 million in its first year, £36 million of which arose in the USA following its launch in March. Sales of Zofran declined 77% to £196 million, reflecting generic competition in the USA, Europe and Rest of World where sales declined 88%, 34% and 21% respectively.
Consumer Healthcare sales
OTC medicines
Over-the-counter medicine sales grew 20% to £1.8 billion, with Panadol up 14% to £263 million and alli sales of £150 million since launch in the USA in June. Smoking control products declined 6% to £314 million due to strong competition in the US market. Breathe Right and FiberChoice, added to the portfolio with the acquisition of CNS in December 2006, achieved combined sales of £81 million.
Consumer Healthcare turnover

	% of	2007	2006		Growth
	total	£m	£m	CER%	£%

Over-the-counter medicines	50	1,788	1,561	20	15
Panadol franchise		263	234	14	12
Smoking cessation products		314	353	(6)	(11)
Tums		88	93	2	(5)
Cold sore franchise		79	69	19	14
Breathe Right		63	2	>100	>100
alli		150	—	—	—

Oral healthcare	30	1,049	993	8	6
Aquafresh franchise		398	374	9	6
Sensodyne franchise		293	257	16	14
Dental care		222	217	6	2

Nutritional healthcare	20	716	658	9	9
Lucozade		347	301	16	15
Horlicks		174	156	12	12
Ribena		156	169	(7)	(8)

	100	3,553	3,212	14	11

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
Oral healthcare
Oral healthcare sales grew 8% to over £1 billion. Sales of
Aquafresh were up 9% to £398 million, helped by the success of the new Aquafresh White Trays. Sensodyne also grew strongly, up 16% for the year to £293 million, driven by a successful launch of Sensodyne ProNamel.
Nutritional healthcare
Nutritional healthcare product sales grew 9% to £716 million. Lucozade grew 16% to £347 million, and Horlicks grew 12% to £174 million. Ribena sales were down 7% to £156 million.
Operating profit — total results
Total results include restructuring costs related to the new Operational Excellence programme, which commenced in October 2007.

	2007		2006		Growth
	£m	%	£m	%	CER%	£%

Turnover	22,716	100.0	23,225	100.0	2	(2)

Cost of sales	(5,317)	(23.4)	(5,010)	(21.6)	8	6
Selling, general and administration	(6,954)	(30.6)	(7,257)	(31.2)	—	(4)
Research and development	(3,327)	(14.7)	(3,457)	(14.9)	(1)	(4)
Other operating income	475	2.1	307	1.3

Operating profit	7,593	33.4	7,808	33.6	3	(3)

GSK Annual Report 2008 57
Report of the Directors
Financial review 2007 continued

Cost of sales
Cost of sales as a percentage of turnover increased by 1.8 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 1.3 percentage points, reflecting charges related to the new Operational Excellence programme of £111 million (2006 — £nil) and unfavourable product and regional mixes compared with 2006.
Selling, general and administration
Selling, general and administration (SG&A) costs as a percentage of turnover reduced 0.6 percentage points. At constant exchange rates, the decrease was 0.7 percentage points, reflecting flat expenditure compared with the prior year on a turnover growth of 2%. SG&A costs included charges related to the new Operational Excellence programme of £137 million (2006 — £nil). Advertising and promotion increased by 2%, selling and distribution increased by 2%, and general and administration expenditure declined 5%.
Research and development
R&D expenditure declined 1% and included charges related to the new Operational Excellence programme of £90 million (2006 — £nil). The benefit arose from lower impairment charges and the winding-down of previous restructuring activities. Excluding these items, R&D expenditure declined 2% on last year. Pharmaceutical R&D expenditure represented 16.7% (2006 — 16.7%) of pharmaceutical turnover.
Other operating income
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £475 million in 2007 (2006 — £307 million). The increase is primarily due to higher royalty income (£216 million in 2007 compared with £94 million in 2006), favourable fair value movements on financial instruments (£41 million in 2007 compared with £29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.
Operating profit — total results
Overall, the operating profit margin decreased 0.2 percentage points as operating profit decreased 3% in sterling terms to £7,593 million. Operating profit increased 3% at constant exchange rates and the CER margin increased 0.5 percentage points, reflecting flat SG&A expenditure and higher other operating income, partially offset by an increase in cost of sales.
In 2007, gains from asset disposals were £109 million (£169 million in 2006), costs for legal matters were £255 million (£333 million in 2006), fair value movements on financial instruments resulted in an income of £41 million (income of £29 million in 2006), charges related to old restructuring activity were £92 million (£205 million in 2006) and charges related to the new Operational Excellence programme were £338 million (2006 — £nil).
The total operating profit impact of these items was a £535 million charge in 2007 (£340 million charge in 2006).
Profit before taxation — total results
Net finance costs

	2007	2006
Finance income	£m	£m

Interest and other income	255	285
Fair value adjustments and hedges	7	2

	262	287

Finance costs

Interest costs	(434)	(314)
Unwinding of discount on liabilities	(27)	(36)
Fair value adjustments and hedges	8	(2)

	(453)	(352)

Finance costs increased owing to increased levels of debt to finance the share buy-back programme.
Share of after tax profits of associates and joint ventures
The share of profits of associates arises principally from the Group’s holding in Quest Diagnostics Inc.
Profit before taxation — total results
Taking account of net finance costs and the contribution from associates, total profit before taxation was £7,452 million compared with £7,799 million in 2006, an increase of 2% at constant exchange rates, but a 4% sterling decline.
Major restructuring programmes
In October 2007, GSK announced a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations.
An expansion to the programme was announced in February 2009 and this programme is now expected to deliver annual pre-tax savings of £1.7 billion by 2011. One-off charges of £338 million before tax relating to the programme were recorded in Q4 2007. There were no significant acquisition-related restructuring costs incurred in 2006 or 2007.
Because of the extent and cost of the Operational Excellence programme, a columnar presentation has been adopted in the income statement. The analysis below of operating profit and the subsequent discussion excludes restructuring costs related to the new Operational Excellence programme. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and is consistent with the way management assesses the Group’s financial performance.

58 GSK Annual Report 2008
Report of the Directors
Financial review 2007 continued

Operating profit — results before major
restructuring

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
Research and development
R&D expenditure decreased 3% partly as a result of lower impairment charges and the winding-down of previous restructuring activities. Excluding these items, R&D expenditure was flat. Pharmaceutical R&D expenditure represented 16.2% (2006 — 16.7%) of pharmaceutical turnover.
Other operating income
Other operating income was £475 million in 2007 (2006 — £307 million). The increase is primarily due to higher royalty income (£216 million in 2007 compared with £94 million in 2006), favourable fair value movements on financial instruments (£41 million in 2007 compared with £29 million in 2006), and the Roche litigation settlement relating to carvedilol, partially offset by lower asset disposal profits.
Operating profit — results before major restructuring
Overall, the operating profit margin increased 1.3 percentage points as operating profit increased 2% in sterling terms to £7,931 million. Operating profit increased 8% at constant exchange rates and the margin increased 2 percentage points, reflecting declines in SG&A and R&D expenditure on turnover growth of 2%, and higher other operating income.
In 2007, gains from asset disposals were £109 million (2006 — £169 million), costs for legal matters were £255 million (2006 — £333 million), fair value movements on financial instruments resulted in an income of £41 million (2006 — £29 million) and charges related to old restructuring activity were £92 million (2006 — £205 million). The operating profit impact of these items was a £197 million charge in 2007 (2006 — £340 million).
Profit before taxation — results before major restructuring
Net finance costs

	2007	2006
Finance income	£m	£m

Interest and other income	255	285
Fair value adjustments and hedges	7	2

	262	287

Finance costs

Interest costs	(434)	(314)
Unwinding of discount on liabilities	(27)	(36)
Fair value adjustments and hedges	8	(2)

	(453)	(352)

Profit before taxation — results before major restructuring
Taking account of net finance costs and the contribution from associates, results before major restructuring, profit before taxation was £7,790 million compared with £7,799 million in 2006, an increase of 6% CER, but flat in sterling terms.
Taxation

	2007	2006
	£m	£m

UK corporation tax	452	400
Overseas taxation	1,962	2,310

Current taxation	2,414	2,710
Deferred taxation	(272)	(409)

Taxation on total profits	2,142	2,301

The charge for taxation on total profit amounting to £2,142 million, represents an effective tax rate of 28.7% (2006 — 29.5%). The charge for taxation on results before major restructuring profit, amounting to £2,219 million, represents an effective tax rate of 28.5% (2006 — 29.5%).

GSK Annual Report 2008 59
Report of the Directors
Financial review 2007continued

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
In 2007, our main open tax issues were in the UK, USA, Canada and Japan.
For the latest position on Taxation see ‘Taxation’ in the 2008 Financial Review on page 40.
Profit for the year

	2007		2006		Growth
	£m		£m		CER%	£%

Total profit after taxation for the year	5,310		5,498		3	(3)
Total profit attributable to shareholders	5,214		5,389		3	(3)
Basic earnings per share (pence)	94.4	p	95.5	p	5	(1)
Basic earnings per ADS (US$)	$3.77		$3.53

Results before major restructuring profit after taxation for the year	5,571		5,498		8	1
Results before major restructuring profit attributable to shareholders	5,475		5,389		8	2
Adjusted earnings per share (pence)	99.1	p	95.5	p	10	4
Adjusted earnings per ADS (US$)	$3.96		$3.53
Weighted average number of shares (millions)	5,524		5,643

Diluted total earnings per share (pence)	93.7	p	94.5	p
Diluted total earnings per ADS (US$)	$3.75		$3.50
Weighted average number of shares (millions)	5,567		5,700

Total results including restructuring costs related to the new Operational Excellence programme produced a basic EPS of 94.4p compared with 95.5p in 2006. This was a 5% increase in CER terms compared with 2006, but a 1% decline in sterling terms.
Results before major restructuring profit for the year were £5,571 million, an increase of 8% (1% in sterling terms). Profit attributable to minority interests was £96 million and profit attributable to shareholders was £5,475 million, an increase of 8% (2% in sterling terms). The interest cost of the share buy-back programme adversely impacts the Group’s profits but benefits EPS. Results before major restructuring EPS increased 10%, reflecting higher profits and also the reduction in the weighted average number of shares resulting from the Group’s share buy-back programme. At actual rates of exchange, earnings per share increased 4%. The unfavourable currency impact on EPS of six percentage points reflected a strengthening of Sterling against the US dollar and compared with a four percentage point unfavourable currency impact on turnover.
Dividend
The Board declared a fourth interim dividend of 16 pence per share resulting in a dividend for the year of 53 pence, a five pence increase over the dividend of 48 pence per share for 2006.

60 GSK Annual Report 2008
Report of the Directors

The Board

1 Sir Christopher Gent (Aged 60)
Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a Non-Executive Director of Ferrari SpA, a member of KPMG’s Chairman’s Advisory Group, a Senior Adviser at Bain & Co. and a member of the Advisory Board of Reform.
2 Andrew Witty (Aged 44)
Appointed on 31st January 2008. Chief Executive Officer. Mr Witty was named Chief Executive Officer Designate for GSK in October 2007 and was appointed Chief Executive Officer (CEO) on 21st May 2008. He joined the Group in 1985 and has held senior positions in Asia, Africa and the USA. Immediately prior to being appointed CEO, Andrew was President, Pharmaceuticals Europe, a position he held from January 2003. He is a member of the Business Council for Britain, a Board Member of PhRMA, a Vice-President of EFPIA and a Member of the Singapore Economic Development Board’s International Advisory Council.
3 Professor Sir Roy Anderson (Aged 61)
Appointed on 1st October 2007. Non-Executive Director. Professor Anderson is Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London, and is Rector of Imperial College. He is a fellow of the Royal Society and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences. Until September 2007, Professor Anderson was the Chief Scientific Adviser at the Ministry of Defence in the UK.
4 Dr Stephanie Burns (Aged 54)
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
5 Lawrence Culp (Aged 45)
Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.
6 Sir Crispin Davis (Aged 59)
Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive Officer of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main Board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.
7 Julian Heslop (Aged 55)
Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001 he was appointed Senior Vice President, Operations Controller. Prior to joining the Group he held senior finance roles at Grand Metropolitan.

GSK Annual Report 2008 61
Report of the Directors

8 Sir Deryck Maughan (Aged 61)
Appointed on 1st June 2004. Non-Executive Director.
Sir Deryck is a Partner of Kohlberg Kravis Roberts & Co, and a Non-Executive Director of Thomson Reuters and BlackRock Inc. He was formerly Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc.
9 Dr Daniel Podolsky (Aged 55)
Appointed on 1st July 2006. Non-Executive Director.
Dr Podolsky is President of the University of Texas Southwestern Medical Center in Dallas and holds the Phillip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the Board of the Southwest Medical Foundation, and is also Chairman of the Board and Scientific Co-Founder of the GI Company.
10 Sir Ian Prosser (Aged 65)
Appointed on 23rd May 2000. Senior Independent Director.
Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Deputy Chairman of BP plc, Chairman of the Navy, Army and Air Force Institutes (NAAFI), a Non-Executive Director of Sara Lee Corporation and a member of the CBI President’s Committee.
11 Dr Ronaldo Schmitz (Aged 70)
Appointed on 23rd May 2000. Non-Executive Director.
Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc, a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation and of the Supervisory Board of SICK AG.
Details of membership of the Board Committees may be found on page 66.
12 Dr Moncef Slaoui (Aged 49)
Appointed on 17th May 2006. Chairman, Research & Development. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline and subsequently led Worldwide Business Development for pharmaceuticals before his appointment to lead R&D. He is a member of the Board of the Agency for Science, Technology & Research (A*STAR) and has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.
13 Tom de Swaan (Aged 62)
Appointed on 1st January 2006. Non-Executive Director.
Mr de Swaan is a member of the Board of Directors of Zurich Financial Services and Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold, a member of the Supervisory Board of Royal DSM, and Chairman of the Supervisory Board of VanLanschot Bankiers. Until January 2006, he was a member of the Managing Board and Chief Financial Officer of ABN AMRO.
14 Sir Robert Wilson (Aged 65)
Appointed on 1st November 2003. Non-Executive Director.
Sir Robert is Non-Executive Chairman of BG Group plc and The
Economist Group and was previously Executive Chairman of Rio Tinto.
James Murdoch (Aged 36)
To join the Board on 20th May 2009. Non-Executive Director.
Mr Murdoch is Chairman and Chief Executive of News Corporation, Europe and Asia. He is also Non-Executive Chairman of BSkyB and a member of the Board of News Corporation. He served as Chief Executive Officer of BSkyB from 2003 to 2007 and was also previously Chairman and Chief Executive Officer of Star TV. He also serves on the Leadership Council of The Climate Group.
Other Directors
Dr Jean-Pierre Garnier, formerly Chief Executive Officer, retired from the Board on 21st May 2008. Mr Christopher Viehbacher, formerly President, North American Pharmaceuticals, who was appointed to the Board on 31st January 2008, resigned from the Board with effect from 8th September 2008.

62 GSK Annual Report 2008
Report of the Directors

The Corporate Executive Team (CET)

1 Andrew Witty
Chief Executive Officer. Andrew succeeded JP Garnier as Chief Executive Officer in May 2008. He joined Glaxo UK in 1985. During his career with the company he has held the roles of Managing Director South Africa, Vice President and General Manager Marketing in the US and Senior Vice President, Asia Pacific. He was appointed President, Pharmaceuticals Europe for GlaxoSmithKline in January 2003.
2 Simon Bicknell
Senior Vice President, Company Secretary and Compliance Officer. Simon ensures that compliance and risk management are effectively embedded within the business and oversees corporate governance for the Group. Simon joined the Corporate Secretariat in 1984. He was appointed Deputy Company Secretary of Glaxo Wellcome in 1995 and Company Secretary of GlaxoSmithKline plc in 2000.
3 John Clarke
President, Consumer Healthcare. John is responsible for the Consumer Healthcare business which produces oral healthcare, over-the-counter and nutritional healthcare products. He joined Beecham in 1976 and was the President of the Futures Group before his current appointment in January 2006.
4 Deirdre Connelly
President, North American Pharmaceuticals. Deirdre joined GSK in February 2009 after working at Eli Lilly and Company for 24 years. She held a variety of positions including sales professional, General Manager of Puerto Rico, Executive Director of Human Resources and most recently President of US operations.
5 Marc Dunoyer
President, Pharmaceuticals Asia Pacific/Japan. Marc was appointed President, Pharmaceuticals Asia Pacific/Japan in May 2008. He joined the Group in 1999 and was President, Pharmaceuticals Japan from January 2000 until his current appointment.
6 Eddie Gray
President, Pharmaceuticals Europe. Eddie became responsible for the Group’s operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.
7 Julian Heslop
Chief Financial Officer. Julian became Chief Financial Officer in April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, finance systems, internal audit and insurance. He joined Glaxo Wellcome as Financial Controller in April 1998.
8 Abbas Hussain
President, Emerging Markets. Abbas joined GSK in June 2008 from Eli Lilly and Company, where he spent 20 years overseeing markets throughout Europe, Africa/Middle East and Australasia.
9 Duncan Learmouth
Senior Vice President, Corporate Communications and Community Partnerships. Duncan is responsible for the Group’s investor relations, internal and external communications, its image and partnerships with communities. He joined Glaxo in 1991 and was Vice President, Global Investor Relations, before appointment to his current position in July 2006.
10 Bill Louv
Chief Information Officer. Bill was appointed Chief Information Officer in January 2007. He is responsible for information technology across GSK. Bill joined Glaxo in 1994 as Vice President, Medical Data Sciences. Prior to his current role, Bill was Senior Vice President, R&D Information Technology.

GSK Annual Report 2008 63
Report of the Directors

11 Dan Phelan
Chief of Staff. Dan is responsible for Corporate Strategy and Development, IT, HR, Real Estate and Facilities, Environmental Health and Safety, and Global Security. He joined Smith Kline & French in 1981 and previously held the role of Senior Vice President Human Resources until his appointment as Chief of Staff in May 2008.
12 David Pulman
President, Global Manufacturing and Supply. David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He joined Glaxo in 1978. He has broad experience of manufacturing operations having previously led the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.
13 David Redfern
Chief Strategy Officer. David is responsible for proactive exploration of new business opportunities and strategic planning. He began his career with GSK in 1994 in Corporate Development before being appointed Finance Director of Europe Pharmaceuticals in 1999. He was appointed Area Director for Central Europe in 2003 and Northern Europe in 2005.
14 Moncef Slaoui
Chairman, Research & Development. Moncef leads the Group’s drug discovery and development activities. He joined the Group in 1988 and was a key player in building GSK’s vaccines pipeline. In 2003 he was appointed Senior Vice President, Worldwide Business Development until his current appointment in June 2006.
15 Jean Stéphenne
President and General Manager, Biologicals. Jean has led GSK’s global vaccines business since 1989. Previously he was Vice President of Human Vaccines Research and Development and Production. He joined the company in 1974 as Head of Bacterial and Viral Vaccines production. Jean was named Baron by King Albert II of the Belgians in 2000 in recognition of his leading contribution to R&D and industry in Belgium.
16 Claire Thomas
Senior Vice President, Human Resources. Claire leads the global Human Resources (HR) function. Previously, she oversaw HR in Pharmaceuticals International and in Pharmaceuticals Europe. Claire joined the company in 1996 and was appointed Director of Human Resources for UK Pharmaceuticals in 1997. Claire was honoured as an Outstanding European Woman of Achievement in 2007.
17 Dan Troy
Senior Vice President and General Counsel. Dan joined GSK as Senior Vice President and General Counsel in September 2008. Previously he was a Partner at the Washington law firm Sidley Austin LLP and Chief Counsel for the FDA where he served as a primary liaison to the White House and the US Department of Health and Human Services (HHS).
Other members
Bob Ingram continues to act as a special consultant to the Group and attends some CET meetings in that capacity.
Changes to the CET in 2008
JP Garnier, Chief Executive Officer, retired from GSK in May 2008. Rupert Bondy, Senior Vice President and General Counsel, left GSK in March 2008. Russell Greig, President, Pharmaceuticals International, left the CET in May 2008 for a new role as President of the GSK Venture Fund. Chris Viehbacher, President, US Pharmaceuticals, left GSK in December 2008.

64 GSK Annual Report 2008
Report of the Directors

Corporate governance continued

Governance and policy
This section discusses GSK’s management structures and governance procedures. It includes disclosures on compliance with the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code) and with US laws and regulation.
The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ on page 60.
The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.
Independence
The Board considers all its Non-Executive Directors to be independent in character and judgement.
Dr Schmitz has served on the Board for more than ten years, having been appointed to the Board of Glaxo Wellcome plc on 1st January 1997. During consideration of the Annual Review of Board effectiveness at its meeting in January 2009, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, Dr Schmitz continued to demonstrate the characteristics of independence, such as objectively challenging management and taking part in rigorous debate, while at the same time possessing an outstanding knowledge of the company’s business and affairs, together with his experience gained as Chairman of the Audit Committee. In a long cycle investment business, such as GSK, it was considered to be particularly important to have experienced members on the Board.
When Sir Christopher Gent was appointed to the Board as Deputy Chairman, he was determined by the Board to be independent. Upon taking up the chairmanship of the Board on 1st January 2005, in accordance with the Combined Code, he was excluded from the determination of whether at least half the Board are independent Non-Executive Directors. Sir Christopher Gent is a member of the Remuneration Committee, as permitted by the Combined Code, in light of his independence upon appointment as Chairman.
The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.
Mr James Murdoch will join the Board with effect from 20th May 2009 and the Board has determined that he will be an independent Non-Executive Director in accordance with the Combined Code.
Sir Ian Prosser and Dr Schmitz will retire from the Board following the AGM in May 2009.
At the date of publication and throughout 2008, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.
Chairman and CEO
Sir Christopher Gent has chaired the company since 1st January 2005 and was Chairman throughout 2008. Mr Witty is the Chief Executive Officer (CEO). He succeeded Dr Garnier, who retired from the Board at the end of the AGM on 21st May 2008. Mr Witty’s biographical details can be found on page 60. The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, agreed by the Board and appears in full on the company’s website.
The CEO is responsible for executive management of the Group and is assisted by the CET. The CET meets at least 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Corporate Executive Team’ (page 62).
Senior Independent Director
Sir Ian Prosser was appointed Senior Independent Director (SID) on 1st January 2005 and held this role throughout 2008. Sir Robert Wilson will become the SID following Sir Ian’s retirement from the Board in May 2009.
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
The Board appraises and approves major financing, investment and licensing decisions in excess of defined thresholds. In addition, the Board evaluates and monitors the performance of the Group as a whole. This includes:
•	engaging at Board meetings with the CEO, the other Executive Directors and members of the CET as appropriate, on the financial and operating performance of GSK and external issues material to the Group’s prospects

•	evaluating progress towards the achievement of the Group’s financial and business objectives and annual plans

•	monitoring, through reports received directly or from various committees, the significant risks facing the Group.

GSK Annual Report 2008 65
Report of the Directors
Corporate governance continued

The Board has overall responsibility for succession planning for the CEO and the other Executive Directors. The Board has given the CEO broad authority to operate the business of the Group, and the CEO is accountable for, and reports to the Board on, the performance of the business. CET members make regular presentations to the Board on their areas of responsibility, and the Board meets with all the CET members on an annual basis to discuss collectively the Group’s strategy.
A primary element of the induction process for new Non-Executive Directors is undertaken by members of the CET, and all Non-Executive Directors are encouraged to have separate informal discussions at their discretion with any CET members.
The Board met six times in 2008, with each member attending as follows:

	Number of meetings
	held whilst a Board	Number of
Name	member	meetings attended

Sir Christopher Gent	6	6
Mr A Witty*	6	6
Mr J Heslop	6	6
Dr M Slaoui	6	6
Professor Sir Roy Anderson	6	6
Dr S Burns	6	6
Mr L Culp	6	6
Sir Crispin Davis	6	6
Sir Deryck Maughan	6	6
Dr D Podolsky	6	6
Sir Ian Prosser	6	6
Dr R Schmitz	6	6
Mr T de Swaan	6	6
Sir Robert Wilson	6	6
Dr JP Garnier*	3	3
Mr C Viehbacher*	4	4

*	Mr Witty and Mr Viehbacher were appointed to the Board on 31st January 2008. Dr Garnier retired from the Board on 21st May 2008. Mr Viehbacher resigned from the Board on 8th September 2008.
In addition to the six scheduled meetings, the Board also met on a quorate basis on six occasions.
Business environment development
To ensure that the Board is kept up-to-date on important matters, including legal, governance and regulatory developments, presentations are made on a regular basis by both external and internal advisers.
Independent advice
The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure to enable them to do so. This is explained in the Governance section of the company’s website.
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) are in force for the benefit of the Directors and former Directors who held office during 2008.
Directors’ Conflicts of Interest
Directors have a duty to avoid a situation in which they have, or can have, a direct or indirect conflict of interest or possible conflict of interest with the company. The duty applies in particular to the exploitation of any property, information or opportunity, whether or not GSK could take advantage of it. The company’s Articles of Association include a general power for the Board to authorise such conflicts. There is no breach of duty if the relevant matter has been so authorised in advance.
The Board has established procedures for handling situational conflicts of interest, which are in line with the best practice guidance issued by the General Counsel 100 Group and in accordance with the company’s Articles. It has authorised the Nominations Committee to grant and review periodically, but in any event annually, any potential or actual conflict authorisations. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Company Secretary minutes the consideration of any conflict. Authorisations granted are recorded by the Company Secretary in a register of conflict authorisations which are noted by the Board at its next meeting. On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new, actual or potential conflicts that may arise or, if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her duty to promote the success of the company. If an actual conflict arises, post authorisation, the Board will choose to exclude the Director from the relevant information and debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.
Company Secretary
The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell, who was appointed in May 2000. He is a barrister and joined the Group in 1984. He is Secretary to all of the Board Committees except the Remuneration Committee. The Deputy Company Secretary, Mrs Victoria Whyte, was appointed Secretary to the Remuneration Committee with effect from 27th January 2009. She is a solicitor and a Fellow of the Institute of Chartered Secretaries and Administrators.
Board Committees
The Board has established a number of Committees and provides sufficient resources to enable them to undertake their duties. Executive Directors are not members of the Audit, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Finance Committees.

66 GSK Annual Report 2008
Report of the Directors

Corporate governance continued

Current membership of these Committees is shown in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	—	M	C	C
Professor Sir Roy Anderson	—	—	—	—
Dr S Burns	—	—	—	M
Mr L Culp	—	M	M	—
Sir Crispin Davis	—	M	—	—
Sir Deryck Maughan	M	—	—	—
Dr D Podolsky	M	—	—	M
Sir Ian Prosser	M	—	M	M
Dr R Schmitz	M	M	M	—
Mr T de Swaan	C	—	—	M
Sir Robert Wilson	M	C	M	—

Key: C = Chairman M = Member

GSK Annual Report 2008 67
Report of the Directors

Corporate governance continued

Each Committee has written terms of reference which have been approved by the Board. The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Governance section of the company’s website.

			No of meetings	Committee Report
Committee	Role and Terms of Reference	Membership comprises	per year	on page

Audit	Reviews the financial and internal reporting process, the system of internal controls, the management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work.	Independent Non- Executive Directors	≥ 4	73-74

Remuneration	Determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy.	Independent Non- Executive Directors & the Chairman	≥ 4	78-98

(The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors.)

Nominations	Reviews the structure, size and composition of the Board and appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management.	Independent Non- Executive Directors & the Chairman	≥ 1	75

Corporate Responsibility	Provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for oversight of GSK’s worldwide donations and community support.	Independent Non- Executive Directors & the Chairman	≥ 3	75-76

Finance	Reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, and convening of the AGM, together with the preliminary and quarterly statements of trading results. It also approves certain major licensing and capital transactions and changes to the Group’s Investment Instrument and Counterparty Limits.	Executive & Non- Executive Directors	As necessary	—

Corporate Administration & Transactions	Reviews and approves matters in connection with the administration of the Group’s business and certain corporate transactions.	Executive & Non- Executive Directors, CET members and the Company Secretary	As necessary	—

68 GSK Annual Report 2008
Report of the Directors

Corporate governance continued

Evaluation of the Board, Board Committees and Directors
In previous years the evaluation of the performance of the Chairman, the Board, its Committees and Directors has been undertaken by the SID, in collaboration with the Committee Chairmen. In 2008 the Board engaged Dr Long of Boardroom Review to act as an independent facilitator for the Board evaluation process.
The process included a tailored questionnaire, a one-to-one interview with each Director and the Company Secretary, observation of the Board and Committee meetings held in December 2008 and a review of associated papers. The questions covered a variety of aspects associated with Board effectiveness including Board and Committee roles and responsibilities, culture and dynamics, processes and support and individual effectiveness. Feedback from the review was provided in the form of a written report and presentation to the Board, which then discussed its findings.
The review concluded that the Chairman, the Board and its Committees were operating effectively to a high level. The Board agreed the following actions to generate more inclusive engagement with the executive management team and further improve its collective decision making process:
•	Identify how to utilise the time spent in Board and Committee meetings more effectively and facilitate further contribution by Non-Executive Directors on a broader range of issues

•	Seek to enhance further the Non-Executive Directors’ continuing education process beyond their initial induction

•	Provide greater visibility to the Board of GSK’s executive talent and the management succession planning process.
The Board members also met separately, without the Chairman being present, to discuss the Chairman’s performance and contribution. It was agreed during this meeting that the Chairman was performing well and had the unanimous and unequivocal support of the other Directors, both Executive and Non-Executive.
Dialogue with shareholders
Financial results are announced quarterly.
The company reports formally to shareholders twice a year, when its half-year and full-year results are announced. The full-year results are included in the company’s Annual Report which is published for shareholders. The company now produces an annual Summary which is sent to all shareholders to advise them of the availability of the Annual Report and Notice of Meeting on www.gsk.com. The CEO and CFO give presentations on the full-year results to institutional investors, analysts and the media.
There are normally webcast teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media. The Annual Report, Summary and quarterly results are available on the company’s website.
The AGM takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. The entire Board was in attendance at the company’s AGM in May 2008. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2009 AGM are set out in the section ‘Annual General Meeting’ (see page 71) and the Notice of AGM is published on the company’s website.
To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector-specific issues, as well as general shareholder preferences.
The CEO and CFO maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. Following his appointment as CEO in May 2008, Andrew Witty has undertaken an extensive series of meetings with GSK’s institutional shareholders.
The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.
The Chairman meets regularly with institutional investors to hear their views and discuss issues of mutual importance and communicates the views of investors to the Board as a whole. The SID is also available to shareholders.
The Chairman of the Remuneration Committee meets annually with major shareholders to discuss executive remuneration policy.
All Non-Executive Directors, including new appointees, are available to meet with major shareholders if requested.
The company’s website provides access to current financial and business information about the Group.
Share capital and control
Details of the company’s authorised and issued share capital and the number of shares held in Treasury, as at 31st December 2008, can be found in Note 33 to the financial statements, ‘Share capital and share premium account’. GSK’s shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary shares (ADS). Each ADS represents two Ordinary Shares.

GSK Annual Report 2008 69
Report of the Directors

Corporate governance continued

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
Change of control and essential contracts
The company does not have contracts or other arrangements which individually are essential to the businesses nor is it party to any significant agreements that would take effect, alter or terminate upon a change of control following a takeover bid.
The company does not have agreements with any Director or Officer that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover.
Interests in voting rights
Other than as stated below, as far as the company is aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service and on the company’s website.
At 24th February 2009, the company had received notifications in accordance with the FSA’s DTRs of the following notifiable interests, in the voting rights in the company’s issued share capital:

	No . of	Percentage of issued
	shares	capital (%)*

Barclay PLC	186,518,653	3.59

*	Percentage of Ordinary Shares in issue, excluding Treasury shares as at 24th February 2009.
The Bank of New York Mellon is the Depositary for the company’s ADS, which are listed on the New York Stock Exchange. Ordinary Shares representing the company’s ADS program, which are managed by the Depositary, are registered in the name of BNY (Nominees) Limited. Details of the number of Ordinary Shares held by the Depositary can be found on page 181.
The company has not acquired or disposed of any interests in its own shares, other than in connection with the company’s share buy-back programme. Details of the shares purchased, cancelled and held in Treasury are disclosed in Note 33 to the financial statements, ‘Share capital and share premium account’.
Directors and Officers
The interests of Directors and Officers and their connected persons in the issued share capital of the company are given in the Remuneration Report (pages 78 to 98).
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
The Articles also provide that Directors should be subject to re-election at the AGM at intervals of three years or if they have held office for a continuous period of nine years or more. The company’s members may remove a director by passing an ordinary resolution of which special notice has been given. A Director may automatically cease to be a Director if:
•	he becomes bankrupt or compounds with his creditors generally

•	he ceases to be a Director by virtue of the Companies Acts or the Articles

•	he is suffering from mental ill health

•	he has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he shall cease to be a Director

•	he is prohibited from being a Director by law

•	he resigns

•	he offers to resign and the Board accept that offer, or

•	all other Directors (being at least three in number) require him to resign.

70 GSK Annual Report 2008
Report of the Directors

Corporate governance continued

Memorandum and Articles of Association
The powers of the Directors are determined by UK legislation and the company’s Memorandum and Articles of Association, available on GSK’s website. The articles may be amended by a special resolution of the members. The Directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members. The Directors have been authorised to issue and allot Ordinary Shares under Article 10 and the company is authorised to make purchases of its own shares under Article 7. The powers under Articles 8 and 10 are subject to shareholder authorities which are sought on an annual basis at the AGM. Any shares purchased by the company may be cancelled or held as Treasury shares.
Share buy-back programme
A £12 billion programme of share repurchases commenced in July 2007. Shares costing £6.2 billion have been repurchased under this programme and the company does not expect to make any significant repurchases in 2009. The programme covered purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the company’s AGM in 2008.
In May 2008, the company was authorised to purchase a maximum of 584 million shares. Details of shares purchased, those held as Treasury shares and those cancelled are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’. In total, the company has purchased £15.3 billion of its own shares since 1st January 2001.
The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.
Donations to EU political organisations and EU political expenditure
At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. The law requires companies to continue to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure. However, the company does not make and does not intend to make donations to political parties or independent election candidates, nor does it make any donations to EU political organisations or incur EU political expenditure.
The definitions of political donations, political expenditure and political organisations used in the legislation are very wide. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure. Such activities are not designed to support any political party or independent election candidate. The authority which the Board has sought annually is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.
With effect from 1st January 2009, to ensure a consistent approach to political contributions across the GSK group, GSK introduced a global policy to stop voluntarily all political contributions.

	2008	2007
Political Donations to:	£	£

EU Political Organisations	—	—

Non-EU Political Organisations comprising:
USA	319,000	249,000
Canada	28,000	27,000

	347,000	276,000

Prior to the introduction of the Group’s new approach to political contributions, the USA was the largest recipient of political donations. In line with US law, the corporate donations were not made at a federal level, but only to candidates and political parties at the state and local levels. In 2008, GSK supported those candidates who sought an environment that appropriately rewarded high-risk, high-investment industries.
The situation was similar in Canada, and in the rest of the world donations were very rare and of low value.
Notwithstanding the new policy, the company continues to support a GSK Political Action Committee (PAC) for employees in the USA which gives political donations. A PAC is an employee organisation which allows employees to contribute to a fund for political donations. Employees decide upon the recipients of the PAC donations. In 2008, a total of £539,359 (£522,172 in 2007) was donated to political organisations by the GSK PAC.

GSK Annual Report 2008 71
Report of the Directors

Corporate governance continued

Annual General Meeting
The AGM will be held at 2.30pm on Wednesday, 20th May 2009 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:
•	Receiving and adopting GlaxoSmithKline’s 2008 Annual Report

•	Approving the 2008 Remuneration Report

The Remuneration Report on pages 78 to 98 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 2006 and the Directors’ Remuneration Report Regulations 2002. A resolution will be proposed to approve the Remuneration Report.

•	Retirement, election and re-election of Directors

Mr Larry Culp, Sir Crispin Davis, Dr Moncef Slaoui and Mr Tom de Swaan will each retire and offer themselves for re-election to the Board under Article 85 of the company’s Articles of Association.

Sir Ian Prosser and Dr Ronaldo Schmitz will also be retiring by rotation but will not be seeking re-appointment as they will be retiring from the Board after the conclusion of the AGM. Mr James Murdoch has been appointed a Director with effect from 20th May 2009 and will offer himself for election to the Board.

•	Re-appointment and remuneration of Auditors

Resolutions will be proposed to re-appoint

PricewaterhouseCoopers LLP as auditors and to authorise the Audit Committee to determine their remuneration.

•	Special business

The company will seek authority to:
•	make donations to EU political organisations and incur EU political expenditure, each capped at £50,000

•	allot Ordinary Shares in the company

•	give the Directors authority to disapply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital

•	exempt the Auditors from having to state the name of their senior statutory auditor for the company in GSK’s Annual Report

•	reduce the notice required to call a general meeting to not less than 14 clear days

•	adopt new Performance Share, Share Option and Deferred Annual Bonus plans.
Shareholders are entitled to appoint one or more proxies to attend the AGM and to speak and vote on their behalf.
Details on how to appoint or be appointed a corporate representative or proxy can be found on page 198. The Notice of AGM will be published on the company’s website.
Internal control framework
The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects.
The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit Committee, which receives reports from those individuals identified in the Committee’s Report on pages 73 to 74. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared with the budget. Forecasts are prepared regularly during the year.
Extensive financial controls, procedures and risk activities are reviewed by the Group’s internal auditors. Commercial and financial responsibility, however, is clearly delegated to local business units, supported by a regional management structure. These principles are designed to provide an environment of central leadership coupled with local operating autonomy as the framework for the exercise of accountability and control within the Group.
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

72 GSK Annual Report 2008
Report of the Directors

Corporate governance continued

Risk Oversight and Compliance Council (ROCC)
The ROCC is a council of senior executives authorised by the Board to assist the Audit Committee oversee the risk management and internal control activities of the Group. Membership comprises several CET members and some of the heads of departments with internal control, risk management, assurance, audit and compliance responsibilities.
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
Compliance functions
In a number of risk areas, specific standards that meet or exceed requirements of applicable law have been established. Specialist audit and compliance functions (for example Corporate Environment, Health & Safety Audit, Global Manufacturing and Supply Audit and Risk Management, and Research and Development Global Quality and Compliance) assist in the dissemination, implementation and audit of these standards. These audit functions are coordinated by a Corporate Assurance group reporting to the Corporate Compliance Officer.
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

GSK Annual Report 2008 73
Report of the Directors
Corporate governance continued

Committee reports
Board Committees report regularly to the Board on the performance of the activities they have been assigned.
Audit Committee Report

Attendance at meetings
during 2008
		Full	Quorate
Members	Committee member since	meetings	meetings

Mr Tom de Swaan	1st January 2006	6/6	5/5
(Chairman from
1st September 2006)

Sir Deryck Maughan	21st January 2005	6/6	4/5

Dr Daniel Podolsky	1st January 2007	6/6	5/5

Sir Ian Prosser	27th December 2000	6/6	4/5

Dr Ronaldo Schmitz	27th December 2000	6/6	5/5

Sir Robert Wilson	12th December 2003	6/6	4/5

Other attendees at Committee meetings:
•	CEO

•	CFO

•	Chairman

•	General Counsel

•	Head of Global Internal Audit

•	Company Secretary & Corporate Compliance Officer

•	External Auditors.
The Committee’s main responsibilities include:
•	Reviewing the corporate accounting and financial reporting process

•	Monitoring the integrity of the financial statements

•	Evaluating the system of internal control and management of risks

•	Overseeing activities of each of the Group’s compliance audit functions and overseeing compliance with laws, regulations and ethical codes of practice.
The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors and understand and monitor the reporting relationships and tiers of accountability between them.
The Committee receives regular reports from members of the CET and senior managers covering the key compliance activities of the Group, including those concerning R&D, manufacturing, sales and marketing and Environment, Health & Safety.
Qualifications of Audit Committee Members
Committee members, with the exception of Dr Podolsky, bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities. Dr Podolsky’s background as a world renowned researcher enables him to bring scientific expertise to the Committee’s deliberations.

Financial & Accounting Experience

Mr Tom de Swaan	•	Chief Financial Officer of ABN AMRO until 31st December 2005

	•	Determined by the Board to be the Audit Committee Financial Expert, as defined by the Sarbanes Oxley Act of 2002 (Sarbanes-Oxley)

Sir Deryck Maughan	•	A Partner of Kohlberg Kravis Roberts & Co. (KKR) and Chairman of KKR Japan

	•	Former Chairman & CEO of Citigroup International and Vice Chairman of Citigroup Inc.

	•	Former Chairman and Co-Chief Executive Officer of Salomon Smith Barney

	•	Former Chairman and Chief Executive Officer of Salomon Brothers Inc.

Sir Ian Prosser	•	Former CFO and subsequently CEO of Bass plc

	•	Chartered Accountant

Dr Ronaldo Schmitz	•	Former Member of Glaxo Wellcome plc’s Audit Committee

	•	Former Member of Executive Board of Directors of Deutsche Bank AG

	•	Former Head of Investment Banking of Deutsche Bank

	•	Former member of the Executive Board of Directors of BASF from 1980 to 1990. CFO of BASF from 1985 to 1990

	•	Former Chairman of the Committee from April 2001 to September 2006

	•	MBA from INSEAD

Sir Robert Wilson	•	Economist

	•	Chairman of BG Group plc

	•	Retired from Rio Tinto in 2003 where he held Senior Management positions culminating in his appointment as Executive Chairman

Scientific Expertise

Dr Daniel Podolsky	•	A world renowned researcher with advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders

	•	President of the University of Texas Southwestern Medical Centre

	•	Former Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School.

74 GSK Annual Report 2008
Report of the Directors
Corporate governance continued

In 2008, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

External Auditors	reported on all critical accounting policies, significant judgements and practices used by the Group, alternative accounting treatments which had been discussed with management and their resultant conclusion, material written communications with management and any restrictions on access to information

CFO	reported on the financial performance of the company and on technical financial and accounting matters

General Counsel	reported on material litigation

Company Secretary & Corporate Compliance Officer	reported on corporate governance and on the activities undertaken by the ROCC

Heads of the Group’s Compliance and Audit Groups	the majority of the Heads of these groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

Company Secretary, as Chairman of the Disclosure Committee	reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to their release by the Board.

The Audit Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2008, the Committee met both collectively and separately with the external auditors and the Head of Global Internal Audit, and the Corporate Compliance Officer without members of management being present.
The Committee has primary responsibility for making a recommendation to shareholders on the appointment, reappointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.

In making its assessment, the Committee considers papers which detail the relevant regulatory requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements. Where the external auditors provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Committee for such services. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.
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
The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2008.

GSK Annual Report 2008 75
Report of the Directors
Corporate governance continued

Nominations Committee Report

Attendance at
meetings during
2008
Full
Members	Committee member since	meetings

Sir Christopher Gent	9th December 2004	3/3
(Chairman from
1st January 2005)
Mr Larry Culp	28th March 2008	2/2
Sir Ian Prosser	27th December 2000	2/3
(Committee Chairman
February-December 2003)
Dr Ronaldo Schmitz	17th May 2004	3/3
Sir Robert Wilson	28th March 2008	2/2

Other attendees at Committee meetings:
• CEO
• Chief of Staff
• Head of HR
• Company Secretary.
The Committee’s main responsibilities include proposing the appointment of Board and Committee members.
During 2008, the Committee’s main focus was on the recruitment of new Non-Executive Directors to refresh the Board.
When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. During 2008, particular focus was placed upon recruiting replacements for Sir Ian Prosser and Dr Ronaldo Schmitz, who will retire at the AGM in 2009. The process continues into 2009, with the Committee placing emphasis on candidates who are current CEOs or have had government or administration experience. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees are provided to the Committee and candidates are shortlisted for interview after considering their relevant qualifications.
A customised induction process is conducted for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. This process includes meeting members of the CET and other senior executives and visiting particular operational facilities of the Group.
When appointing new Executive Directors and CET members, the Committee considers the skills, knowledge and experience required for the particular executive position. The Committee will consider potential external and internal candidates before recommending to the Board to approve the new appointment. All new Directors offer themselves for election at the company’s next AGM. Their appointments are announced publicly.
The Committee recommended the appointment of Mr Larry Culp and Sir Robert Wilson to the Nominations Committee in March 2008.
The Committee also recommended to the Board the appointment of Mr James Murdoch as a Non-Executive Director and as a member of the Corporate Responsibility Committee with effect from 20th May 2009.
Additionally, on the Committee’s recommendation, the Board approved the following changes which take effect on Sir Ian Prosser and Dr Schmitz’s retirement from the Board at the conclusion of the AGM in May 2009; Sir Robert Wilson will replace Sir Ian as the SID, Sir Crispin Davis will replace Sir Robert as the Chairman of the Remuneration Committee, Professor Sir Roy Anderson will become a member of the Audit Committee and Sir Crispin and Sir Deryck Maughan will become members of the Nominations Committee.
Remuneration Report
The Remuneration Report can be found on pages 78 to 98.
Corporate Responsibility Committee Report

Attendance at
meetings during
2008
Full
Members	Committee member since	meetings

Sir Christopher Gent	9th December 2004	3/3
(Chairman from
1st January 2005)
Dr Stephanie Burns	6th December 2007	3/3
Dr Daniel Podolsky	1st July 2006	3/3
Sir Ian Prosser	17th May 2004	3/3
Mr Tom de Swaan	1st July 2006	3/3

Following his appointment to the Board with effect from 20th May 2009, Mr James Murdoch will also become a member of the Committee.
Other attendees at Committee meetings may include:
• CEO
• General Counsel
• Head of Corporate Communications & Community
   Partnerships
• Head of Corporate Responsibility
• Chief of Staff
• Head of HR
• Company Secretary.

76 GSK Annual Report 2008
Report of the Directors
Corporate governance continued

The main responsibilities of the Corporate Responsibility Committee are set out on page 67. The Committee has a rolling agenda and receives reports from the members of the CET and senior managers to ensure that progress on meeting GSK’s Corporate Responsibility Principles is reviewed. Five Principles: access to medicines; standards of ethical conduct; research and innovation; employment practices; and global community partnerships are reviewed annually. Other Principles are discussed at least once every two years. The Committee also reviews and approves the Corporate Responsibility Report.
During the year the Committee reviewed the following areas:
•	access to medicines in developing countries

•	community partnerships and investment

•	humanitarian donations

•	employee volunteering

•	sales and marketing practices

•	disclosure of funding of medical education and patient advocacy groups

•	product safety and communication of clinical trial results

•	R&D on diseases of the developing world

•	use of animals in research

•	globalisation and externalisation of R&D

•	reduction of employee numbers through restructuring

•	employee consultation requirements

•	employment litigation in the USA.
GSK’s Corporate Responsibility Report is available on the company’s website.
The Combined Code
Throughout 2008, the company complied with the provisions of the Combined Code, except as follows:
•	B.1.1 — In designing schemes of performance-related remuneration, the Remuneration Committee should follow the provisions in Schedule A to the Code. Item 6 of Schedule A states that, in general, only basic salary should be pensionable. The company’s position is explained in the Remuneration Report on pages 78 to 98.
US law and regulation
A number of provisions of US law and regulation apply to GSK because the company’s shares are quoted on the NYSE in the form of ADS.
NYSE RULES
In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that the company explains any significant variations. This explanation is contained in the company’s Form 20-F filing, which can be accessed from the Securities and Exchange Commission’s (SEC) Edgar database or via the company’s website. NYSE rules that came into effect in 2005 require the company to file annual and interim written affirmations concerning the Audit Committee and the company’s statement on significant differences in corporate governance.
Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide ranging piece of legislation concerned largely with financial reporting and corporate governance.
As recommended by the SEC GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.
External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2008, the Committee met 11 times.
Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit Committee is an Audit Committee Financial Expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, refer to page 73. Additional disclosure requirements arise under Section 302 and Section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures, and internal control over financial reporting.

GSK Annual Report 2008 77
Report of the Directors
Corporate governance continued

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
The Group has carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2008.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
The CEO and CFO completed these certifications on 4th March 2009.
Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):
•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

•	Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission

•	Management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2008 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2008, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 101.

78 GSK Annual Report 2008
Report of the Directors
Remuneration Report

Dear Shareholder
On behalf of the Board, I am pleased to present the Committee’s Report on Remuneration for 2008 for which we will be seeking approval from shareholders at our AGM in May.
Background and principles for proposed changes
Following the appointment of a new Chief Executive Officer in May 2008, the Remuneration Committee decided to review senior executive arrangements to ensure that our remuneration policy supports the future direction of the business.
Our current long-term incentive plans expire in 2010 and we are therefore reviewing them a year earlier than necessary. The current economic climate, as well as the change from a US-based to a UK-based Chief Executive Officer, has provided an opportunity to make some fundamental changes to GSK’s remuneration policy. The proposed changes are designed to strengthen the alignment of GSK’s remuneration arrangements with views expressed by investors, particularly those in the UK, and to reflect better GSK’s UK home base. As such, the most fundamental changes will apply largely to some of the company’s UK-based executives, including the Chief Executive Officer and the Chief Financial Officer.
The following sets out the key principles for the review and highlights some of the main changes proposed:
Aligning pay with the relevant market
Remuneration for some of the UK-based members of the CET, including the Chief Executive Officer and the Chief Financial Officer, will be benchmarked primarily against a UK cross-industry comparator group although, for obvious reasons, we cannot ignore intra-industry comparison. Remuneration for the Chairman, Research & Development, as well as certain other roles, will continue to be benchmarked against other global pharmaceutical companies to reflect the market in which GSK competes for that talent.
As far as benchmarking the Chief Executive Officer role is concerned, this shift from global pharmaceuticals to UK cross-industry companies represents a major change and will have a significant impact on the structure and quantum of his remuneration. At this time, at least, the proposed remuneration package of the Chief Executive Officer would be well below the median of his pharmaceutical industry peers.
Managing the balance of quantum versus risk
The current economic crisis has emphasised the need to ensure that the potential quantum and the stretch of performance targets do not implicitly encourage inappropriate behaviour. We are satisfied that our proposed structure does not do this. It also improves alignment to UK investor expectations through the capping of long-term incentive plans.
Reflecting perhaps the problems in the banking sector, several shareholders have raised the question of whether there should be a ‘claw-back’ mechanism if and when problems arise years after awards have been made. In an effort to address this, we propose that where there has been continuity of executive responsibility (between initiation of an adverse event and its emergence as a problem), the adverse event should be taken into account in assessing annual bonuses in the year the problem can be identified. This means, of course, that we do not intend to penalise an executive for the misjudgements of his predecessor as far as annual bonus is concerned, although the consequences of an adverse event for the share price will inevitably reduce the potential value of long-term incentives.
Rebalancing long-term incentives
Under the new policy those executives (including the Chief Executive Officer and Chief Financial Officer) whose remuneration is benchmarked primarily against a UK cross-industry comparator group, will not receive share option grants for the foreseeable future. Instead, their long-term incentives will be focused on performance shares. In order to remain competitive against the global pharmaceutical market, certain other Executives, including the Chairman, Research & Development, will continue to receive share options, although their weighting in the overall package will be kept under review.
Annual Bonus Plan
We will not operate the additional bonus flagged in the 2007 Remuneration Report, but will integrate it within the existing annual bonus structure. The maximum annual bonus opportunity will remain at 200% of salary. We are reducing the 96% performance threshold for annual plans to 90%, reflecting more stretching annual bonus plan targets.
In addition, the Chief Executive Officer and Chief Financial Officer (and other Executives who do not participate in the share option plan) will also have the opportunity to invest up to half of their annual bonus in GSK shares and this will be matched subject to relative total shareholder return performance over three years.

GSK Annual Report 2008 79
Report of the Directors
Remuneration Report continued

Aligning performance measures to strategy
The performance conditions for the performance share plan will be broadened so that the CET is incentivised against a range of measures. It is intended that broadly half of the award will continue to be based on relative total shareholder return against other global pharmaceutical companies. The remaining half will be based on an additional measure or measures to support GSK’s strategy over the coming years.
For awards made in 2009, 60% of the award will remain on relative total shareholder return against global pharmaceutical companies. The remaining 40% will be targeted at generating cash for investment and/or return to shareholders. Accordingly, for 2009 awards, 40% will be subject to the achievement of adjusted free cash flow targets. The Committee may make adjustments for acquisitions and divestments, currency movements and other distortions which may arise. Subject to shareholder approval, the 2009 performance share awards will be made following the AGM in May 2009. To satisfy concerns about transparency, we will disclose the adjusted free cash flow targets for the performance share awards in the announcement to the London Stock Exchange each time an award is made.
Reflecting the long-term nature of the pharmaceutical industry
To reflect better the long-term nature of the pharmaceutical industry, the performance period for the performance shares granted to members of the CET will be extended so that half of the total shareholder return element of each award will be measured over three years and half over four years. The performance period for share options granted to CET members in 2009 will similarly be extended.

In addition, to support further our emphasis on long-term decision making, the timeframes for vesting of awards on retirement and redundancy will be extended to maturity rather than vesting in the year of departure.
Over time, the Committee would like to see the range of long-term performance measures more fully reflect the company’s strategic direction (eg turnover growth and R&D productivity). However, before introducing such metrics, the Committee wants to be satisfied that the measures are robust and not capable of creating unintended behaviour.
The Committee believes that the new policy represents a significant step forward in supporting the future direction of the business and is in the best interests of shareholders.
Sir Robert Wilson
Chairman of the Remuneration Committee
3rd March 2009

80 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

This Directors’ Remuneration Report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 (the Regulations) and meets the relevant requirements of the FSA Listing Rules.
The Remuneration Committee
Sir Robert Wilson has been Chairman of the Committee since 17th May 2004. Sir Crispin Davis, Mr Culp, Sir Christopher Gent and Dr Schmitz were members of the Committee throughout 2008. The Board deemed all of the members of the Committee to be independent Non-Executive Directors in accordance with the Combined Code, with the exception of the Chairman of the company, Sir Christopher Gent, who was independent on appointment to the company.
The Committee met 7 times during 2008, with each member attending as follows:

Attendance at
full meetings
Members	Committee member since	during 2008

Sir Robert Wilson	1st January 2004
(Committee Chairman
since May 2004)		7/7
Mr L Culp	1st January 2004	7/7
Sir Crispin Davis	1st July 2003	7/7
Sir Christopher Gent	1st January 2007	7/7
Dr R Schmitz	25th May 2005	7/7

Sir Robert will step down as Chairman of the Committee following the conclusion of the 2009 AGM and will be succeeded by Sir Crispin Davis. Sir Robert will remain a member of the Committee.
The role of the Committee is to set the company’s remuneration policy for Executive Directors and CET members (together the Executives), ensuring that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans and helps drive the creation of shareholder value. In setting remuneration policy and levels for the most senior executives, the Committee gives consideration to remuneration policy and levels for the wider employee population. The Committee’s full terms of reference are available on the company’s website.
During the course of 2008, the Committee’s principal focus was to review the appropriateness of GSK’s current remuneration policy in light of the appointment of a new CEO, changes to the management team and GSK’s new strategy. This led to the development of a policy which will appropriately support the business going forward, including the design of new long-term incentive (LTI) plans to replace the existing plans which expire in 2010.
Two quorate meetings were held during the year to approve the formal grant of share options and performance share awards in accordance with GSK’s remuneration policy.
With the exceptions of Mr Bicknell (Company Secretary) and Mrs Whyte (Deputy Company Secretary), no employees of the company were involved in the conduct of Committee meetings. Dr Garnier (former CEO), Mr Witty (CEO), Mr Phelan (Chief of Staff) and Ms Thomas (Senior Vice President, Human Resources) were invited to attend part of some meetings of the Committee as required.
Deloitte LLP has been appointed by the Committee to provide it with independent advice on executive remuneration. They provided other tax services to GSK during the year, but did not provide advice on executive remuneration matters other than to the Committee. Towers Perrin provided additional market data to the Committee.
Commitment to shareholders
The Committee engages in regular dialogue with shareholders and holds an annual meeting with GSK’s largest investors to discuss and take feedback on its remuneration policy and any key developments during the year. In particular, the Committee will discuss any significant changes to the policy or the measures used to assess performance. In line with this commitment, GSK’s largest investors were consulted on the proposed changes set out in this report.
Summary of proposals
Until now, GSK’s remuneration policy has been based on the principle of achieving competitiveness with the global pharmaceutical industry, which has been the primary pay comparator. The essential policy change underlying these new proposals is that the Committee will decide on an individual executive basis whether the primary pay comparator should be the global pharmaceutical sector, the UK-based large cross-industry multinationals or some other comparator group. For example, of the three Executive Directors, the Committee proposes that the primary comparator group for the CEO and CFO, at this time, should be UK-based large cross-industry multinationals. For the Chairman, Research & Development (Chairman, R&D), the comparator group should continue to be the global pharmaceutical companies.

GSK Annual Report 2008 81
Report of the Directors
Remuneration Report continued

The following charts summarise the proposed changes to GSK’s remuneration policy and more particularly to GSK’s individual remuneration elements.
Summary of proposed changes to GSK’s Remuneration Policy

	Current	Proposed policy for 2009
	All Executive Directors	CEO & CFO	Chairman, R&D

Remuneration	Global pharmaceutical	UK-based large cross-industry	Global pharmaceutical
benchmarking	comparator group	comparator group	comparator group

Annual bonus	Bonus based on financial and	Some changes to calculation of bonus and target ranges to reflect
	personal performance	changes in target setting in line with new strategy

Operational bonus	N/A	Operational targets will be included within the overall annual bonus framework and there will be no stand-alone operational bonus

LTI and share mix	LTIs provided though a mix of	Eligible for performance shares and	Eligible for performance shares
	c.60% performance shares and	deferred annual bonus with	and share options.
	c.40% share options by value	a performance based match.	Not eligible for deferred annual
		Will not receive share options	bonus and performance based
		for the foreseeable future	match

Plan limits	Levels of LTI awards set annually	Annual individual limits will be introduced

Benchmarking	Projected value	Expected value
methodology

Key terms for remuneration elements

	Current	Proposed policy for 2009

Salary	• Benchmarked against the global pharmaceutical comparator group	• Benchmarked against a UK cross-industry comparator group or the global pharmaceutical comparator group or another comparator group as appropriate

Annual bonus
•   Most of the bonus is based on the achievement of financial targets (based on Group profit before interest and tax and on business unit operating profit). There are R&D specific key performance indicators for R&D employees. Individual performance is also taken into account in determining individual bonus payments
• In addition to the current targets, achievement of operational efficiency will also be taken into account in determining the annual bonuses in respect of 2009 and 2010

Performance Share Plan (PSP)
•   Based on relative total shareholder return (TSR) against comparator group of 14 pharmaceutical companies
•   Measured over three years
•   Further two-year holding period
•   35% vesting at median, with 100% vesting for performance in line with the second company
•   Three-month averaging period for TSR
•   Dividend equivalents

•   60% based on relative TSR against comparator group currently comprising 12 pharmaceutical companies and 40% based on adjusted free cash flow
•   TSR component measured half over three years and half over four years
•   Adjusted free cash flow measured over three years
•   Two-year holding period removed
•   For the TSR elements, 30% vesting at median, with 100% vesting for upper quartile performance
•   For the cash flow element, 25% vesting at threshold, rising to 100% for stretching performance exceeding the set threshold by a specified margin
•   Twelve-month averaging period for TSR
•   Dividend equivalents

Share Option Plan	• Based on EPS growth relative to RPI • Measured over three years • 50% vesting for threshold performance	• Intended only for certain Executives • Based on EPS growth relative to RPI • Will be measured over three and/or four years • 30% vesting for threshold performance

Deferred Annual Bonus Plan	N/A
•   Only for individuals not eligible for share options
•   50% of bonus may be deferred
•   Up to one-for-one match subject to relative TSR performance over three years (vesting as for PSP)
•   Dividend equivalents

82 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Total remuneration benchmarking
The Committee reviews GSK’s total remuneration against comparable companies on a regular basis, to ensure that remuneration arrangements are competitive, are structured appropriately and deliver value for money for shareholders. Under the new remuneration policy, the relevant comparator group(s) will be determined for each individual Executive.
For benchmarking purposes, total remuneration incorporates base salary, annual bonus (including any deferred element) and LTIs . When setting pay, the Committee also takes into account pension arrangements.

UK cross-industry comparator group	Global pharmaceutical comparator group

AngloAmerican	France	Sanofi-Aventis
AstraZeneca	Switzerland	Novartis
Barclays		Roche Holdings
BG Group	UK	AstraZeneca
BHP Billiton	USA	Abbott Laboratories
BP		Amgen*
British American Tobacco		Bristol-Myers Squibb
Diageo		Eli Lilly
HSBC		Johnson & Johnson
Reckitt Benckiser		Merck
Royal Dutch Shell		Pfizer
Rio Tinto		Schering-Plough
Standard Chartered		Wyeth
Tesco
Unilever
Vodafone

*	Amgen is included for pay benchmarking but not in the TSR comparator group.
Since 2004, GSK has used a projected value methodology to benchmark remuneration. The principal reason for this was to recognise the difference in LTI arrangements and, in particular, the less common use of performance targets in other global pharmaceutical companies.
Given the increased emphasis on benchmarking against UK companies and the increasing introduction of performance targets for LTIs in the pharmaceutical comparators, the Committee has decided to move to an expected value benchmarking methodology. This approach provides a benchmark which takes all possible outcomes into account based on the probability of achieving different performance levels.
Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and LTI) elements of remuneration varies depending on performance. The charts opposite show the anticipated mix between fixed and variable pay on an expected value basis under the new remuneration policy. The actual mix may be higher or lower, depending on the performance of GSK and the individual. Typically, a significant portion (approximately 75%—85%) of an Executive Director’s package is variable.
Base salary
Base salaries are set by reference to the relevant comparator group to secure the talent needed to deliver GSK’s strategic priorities.
Salary levels are reviewed annually and are influenced by the Executive’s role and experience. The table below sets out current base salaries and those proposed for 2009.
Mr Witty and Mr Heslop’s salary increases form part of the wider changes proposed to their remuneration packages and, in particular, reflect the move to benchmark remuneration against a UK cross-industry comparator group. Mr Witty’s proposed salary increase also reflects the Committee’s assessment of his performance in his role since appointment. Dr Slaoui’s increase reflects his progression within the role and is intended to bring him more in line with the market. Salary increases typically take effect in April 2009. However, as an integral part of the wider remuneration policy, Mr Witty’s and Mr Heslop’s salary increases will not be implemented until after the 2009 AGM.

	2008 base		Effective date for	2009 base	Effective date for
	salary		2008 salary	salary	2009 salary

Mr Witty	£850,000	*	22nd May 2008	£1,000,000	1st April 2009
Mr Heslop	£485,000		1st April 2008	£525,000	1st April 2009
Dr Slaoui	$825,000		1st April 2008	$875,000	1st April 2009

*	This reflects Mr Witty’s base salary which took effect on his succession as CEO in May 2008.

GSK Annual Report 2008 83
Report of the Directors
Remuneration Report continued

Annual bonus
The annual bonus is designed to drive the achievement of GSK’s annual financial targets and personal objectives.
The maximum annual bonus for the CEO remains at 200% of salary and the maximum bonuses for Executives other than the CEO range between 100% and 200% of salary. There will be no increases to the maximum bonus opportunity of 200% in 2009.

As part of the wider remuneration review, the Committee revised the annual bonus plan to strengthen the alignment to the new business strategy and budgeting process.
For 2009, the majority of the annual bonus opportunity will be based on a formal review of performance against stretching financial targets based on Group profit before interest and tax and business unit operating profit targets, with the remainder being based on achievements against individual objectives. Annual bonuses will be calibrated to reflect the stretching targets which have been established to drive significant changes to GSK’s business model. The bonus threshold will be 90% of target with the maximum being payable for achievement of 110% of target. The reduction of the bonus threshold from 96% to 90% reflects more stretching bonus targets.
In the 2007 Remuneration Report, reference was made to the possible introduction of additional bonuses to encourage delivery of operational targets in 2009 and 2010. After further review, the Committee determined not to increase the overall bonus opportunity and that these measures should be incorporated within the existing overall bonus.

Bonus targets for the CEO are set by the Board. In setting the objectives for the CEO, the Board focuses on the strategies that have been developed for the company, which are set out on page 5 of the Annual Report. For reasons of commercial sensitivity, the specific objectives are kept confidential. Following the end of the financial year, the Board reviews the CEO’s performance generally and against the set objectives, and the Committee then determines the bonus payable.
For the other Executives, the CEO makes recommendations to the Committee regarding performance against objectives. These recommendations are considered by the Committee in determining the level of bonuses payable. The Committee considered whether to reduce any individual Executive’s bonus award for 2008 to reflect revised provisions relating to any prior year activities, and determined that no current Executives were materially involved in the management of any relevant issues and therefore that no reduction of bonus payments would be appropriate. For future bonus years, the Committee will continue to review the ongoing financial impact of any prior year activities and the role of individual Executives in such activities, and the Committee may make appropriate adjustments to future individual bonus awards to reflect those circumstances.
The strategic objectives set for 2008 focused in particular on the continued development and launch of late-stage pipeline assets, delivery of commercial targets and execution of restructuring programmes to simplify the operating model.
Bonus measures for R&D employees, including Dr Slaoui, are linked to the pipeline. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance as well as performance against profit targets. As the plan is relatively new, the Committee reviewed its operation during the year and decided that it should continue as the annual bonus for R&D. The Committee will continue to keep its operation under review and may in future consider extending it to other Executives including the CEO.
The Committee took into account GSK’s success in achieving the above objectives, as well as each individual’s performance, when determining the bonus awards for 2008. Actual bonus payments are shown on page 90 and ranged from 86% to 118% of base salaries as at 31st December 2008.
LTIs
Currently, LTI awards are provided through a mix of performance shares and share options. GSK’s existing LTI plans (the performance share and share option plans) expire in 2010 and in light of changes within the company, the Committee decided it was appropriate to review the terms of the LTI plans as part of the wider remuneration review during 2008. The new long-term incentive plans will therefore be submitted for shareholder approval at the 2009 AGM.
In line with the new remuneration policy based on individual market focus, and to provide better alignment to market practice, it is intended that the CEO and the CFO will not receive share option grants for the foreseeable future. Instead, their LTIs will be in the form of performance shares. They will also have the opportunity to defer part of any bonus earned into shares and to receive matching shares subject to the achievement of additional performance conditions. These changes are based on established practices within the UK cross-industry comparator group.
The Chairman, R&D and certain other Executives will continue to receive share option grants as well as performance shares to remain competitive against the global pharmaceutical market. However, the use of share options will be kept under review and their relative importance may be reduced in the future. Share options will continue to be used to incentivise our employees below the CET.
Under the proposed new LTI plans, the Committee may reduce grant or vesting levels if it determines that a participant has engaged in conduct which is contrary to the legitimate expectations of the company for an employee in the participant’s position.

84 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Typically, performance shares and share options are delivered to US resident executives in the form of ADS. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers. Current estimated dilution from existing awards under all GSK employee share schemes made since the merger is approximately 6.7% of the company’s share capital at 31st December 2008.
The new plans are summarised in the relevant sections below together with the basis on which awards will be made to the Executives in 2009.
a) Performance shares
The Performance Share Plan ensures focus on GSK’s long-term shareholder returns relative to other pharmaceutical companies and on the delivery of GSK’s strategic priorities.
Under the plan, measurement of performance will be broadened so that the most senior team is incentivised against operational measures aligned with GSK’s business strategy as well as TSR. TSR is considered to remain an appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance and allows comparison between companies operating in different countries. Therefore, typically between 40% and 60% of any award made to Executives will continue to be subject to relative TSR. The balance will be based on strategic or operational measures to support the business strategy.
2009 Awards
Performance share awards to Executives for 2009 will be made following approval of the new Performance Share Plan at the 2009 AGM.
For awards made in 2009, 60% of the award will be based on relative TSR against a group currently comprising 12 global pharmaceutical companies.
In order to recognise the importance of effective working capital management and of generating cash, the remaining 40% will vest subject to the achievement of adjusted free cash flow targets. The adjusted free cash flow target may be adjusted for material factors which could distort free cash flow as a performance measure. These will typically include exchange rate movements and may include legal and major taxation settlements and special pension contributions, which could materially distort this calculation in either direction. The impact of any acquisition or divestment will be quantified and adjusted for at the time of the event. Major adjustments in the calculation will be disclosed to shareholders. For the awards in 2009, the threshold free cash flow target will be £13.5 billion, with maximum vesting for £16 billion.
To provide a focus on sustained longer-term performance, the performance period will be extended so that half of the TSR element of each award will be measured over three years and half over four years. The element based on adjusted free cash flow will be measured over three years. There will be no retesting of performance.
For the TSR element, the percentage vesting at median will be reduced from 35% to 30% to align better the remuneration policy with shareholder expectations. Full vesting will take place for upper quartile performance. For the adjusted free cash flow element, 25% will vest for threshold performance, rising to 100% for stretching performance exceeding the set threshold by a specified margin. The graph below shows the TSR vesting schedule for awards to be granted in 2009. Where GSK’s performance falls between two companies, vesting is calculated on a straight-line basis.
An individual annual limit on the maximum value of performance shares that may be granted to an individual in any one year will be introduced. Other than in exceptional circumstances, the maximum face value of performance shares that may be granted to an individual in any one year will be six times salary. It is intended that the value of performance shares granted to the CEO in 2009 will be five times salary. The CFO will receive an award of four times salary and the Chairman, R&D will receive an award of 69,000 ADS.
To provide a stable assessment of performance and to reflect better the long-term nature of the pharmaceutical industry, the TSR averaging period will be twelve months for awards from 2009 onwards.

GSK Annual Report 2008 85
Report of the Directors
Remuneration Report continued

To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the vesting of the award. The value of reinvested dividends has been incorporated into the benchmarking of award levels.
The Performance Share Plan awards granted to the Executive Directors, excluding Dr Slaoui, in February 2006, with the performance period starting on 1st January 2006 and ending on 31st December 2008 did not vest as GSK’s TSR performance was below median. The awards made to other senior executives in 2006, including Dr Slaoui (who was not on the CET at the time the awards were made), were dependent in part on TSR performance and in part on EPS performance. The TSR element did not vest, but the EPS element vested in full.
The vesting tables for recent performance share awards are shown on page 96.
b) Share options
GSK’s share option plan is designed to ensure GSK remains competitive against its global pharmaceutical peers. It also incentivises sustained delivery of earnings growth and shareholder value creation.
As noted earlier, the Chairman, R&D as well as certain other Executives will continue to be granted share options but will not participate in the new deferred annual bonus. The CEO and CFO will not receive share options for the foreseeable future.
As part of the wider review, the Committee reviewed the performance measure used for share options and concluded that EPS remains an important measure of success. The vesting of share options granted to Executives will therefore continue to be linked to the achievement of compound annual EPS growth over the performance period. Targets will be reviewed and set annually taking into account company and market expectations.
2009 Awards
The targets for the 2009 awards will remain unchanged.
To reflect better the long-term nature of the pharmaceutical industry, the performance period will be extended so that half of each share option grant will be measured over three years and half will be measured over four years. There will be no retesting of performance.
From 2009, the percentage vesting for threshold performance will be reduced from 50% to 30% of the award to reflect better shareholder expectations. Threshold vesting will take place for compound EPS growth of RPI plus 3% p.a. with full vesting for compound EPS growth of RPI plus 6% p.a. EPS is measured at CER in line with GSK’s practice to measure performance on a CER basis.
The vesting schedule for the 2009 awards is shown below.
An individual annual limit on the maximum value of share options that may be granted to an individual in any one year will be introduced. Where an individual receives an award of both performance shares and share options, the expected value of share options granted in any year will typically not exceed 60% of the expected value of the aggregate LTIs. Where an individual is not granted performance shares, the annual award limit for share options will be calculated on an equivalent basis to that which applies to the performance share plan.
The Committee will set out the basis of its decision if it considers it appropriate to make any significant adjustments to the calculation of EPS for performance measurement purposes.
No significant adjustments were made in respect of the share options granted in February 2006, of which 50.7% vested.
c) Deferred annual bonus
A new deferred annual bonus plan will be introduced for those Executives who will no longer receive share option grants, including the CEO and the CFO. The plan is designed to encourage long-term shareholding and to help drive long-term shareholder returns relative to other global pharmaceutical companies.
Up to 50% of any annual bonus earned may be invested in shares and will be deferred for three years. The company will match these shares up to one-for-one depending on the company’s relative TSR over this period. The performance measure and vesting schedule will be the same as under the three-year TSR component of the performance share plan described above.
Dividend equivalents will accrue and be delivered in respect of any invested shares and matching shares that vest.

86 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

GSK’s LTI performance conditions continue to be challenging as is demonstrated by the table below. TSR has been an important part of the LTI measures for many years. This has been maintained under the proposed policy and, for the reasons set out on page 84, it remains the primary measure under the PSP despite the TSR element not paying out.
The following table shows the vesting levels of GSK’s Performance Share and Share Option awards to Executives since 2001. A total vesting percentage of 0% indicates that GSK’s TSR performance was below the median of the comparator group for that performance period.

					Share
		Performance Share Plan			Option
					Plan
		Vesting	Vesting		Vesting
	Performance	under TSR	under EPS	Total	under EPS
	Period	measure %	measure %	vesting %	measure %

2001	01/01/02 — 31/12/04	0	100	50	100
2002	01/01/03 — 31/12/05	0	100	50	100
2003	01/01/04 — 31/12/06	0	—	0	100
2004	01/01/05 — 31/12/07	38.47	—	38.47	100
2006	01/01/06 — 31/12/08	0	—	0	50.7

The performance measure for PSP awards for Executives was changed to exclude EPS following the Remuneration Review during 2003. No award was made during 2005 due to a change in the award cycle.
Pensions
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which they are likely to retire. Details of individual arrangements for the Executive Directors are set out on page 97.
New Executives to GSK will be eligible for either a defined contribution scheme or a cash balance plan. Existing obligations under defined benefit schemes in the UK will continue to be honoured.
During the year, the Committee reviewed the competitiveness of its pension policy for new employees to ensure that it remains competitive and enables the company to attract the talent required to run the business successfully. The review highlighted that the defined contribution pension policy was uncompetitive for UK Executives. The Committee therefore made some changes to align this better to evolving practice in the wider market.
a) UK pension arrangements
The company currently operates a defined contribution plan, and legacy final salary plans which are closed to new entrants. Newly hired Executives in the UK will participate in the defined contribution plan.
Executives participating in the defined contribution plan will now benefit from a company contribution of 15%—20% of base salary depending on grade. They will also have the opportunity to receive up to a further 4% in matched contributions in line with policy for all other members of the pension plan.
The legacy final salary plans provide for up to two-thirds of final salary at age 60. For employees subject to the cap, benefits in excess of the cap are currently provided through unfunded arrangements. Under the legacy final salary plans, actuarial reduction factors apply where a participant leaves employment of his/her own accord before the age of 60. If employment is terminated by the company other than for cause the reduction factors will not apply in the same way as for all other members of the legacy final salary plans.
b) US pension arrangements
In the USA, GSK operates a US Cash Balance Plan which provides for an annual contribution and interest on the sum accumulated in the cash balance plan but with no contractual promise to provide specific levels of retirement income. The plan incorporates an Executive Pension Credit for senior US executives. Contribution rates under the plan range from 15% to 38% of base salary depending on grade. All current senior US executives are eligible for the new executive Pension Credit.
For capped employees in the USA, benefits above the cap are provided through an unfunded non-qualified plan.

GSK Annual Report 2008 87
Report of the Directors
Remuneration Report continued

Share ownership requirements
To align the interests of Executives with those of shareholders, Executives are required to build up and maintain significant holdings of shares in GSK over time. The CEO is required to build a shareholding to the value of four times base salary. Other Executive Directors are required to build a value of three times base salary and other members of the CET a value of two times base salary.
Shareholdings for the purpose of share ownership requirements (SOR) as at 31st December 2008 were:

Holding for SOR purposes

Mr Witty	73,753 Ordinary Shares
Mr Heslop	47,750 Ordinary Shares
Dr Slaoui	49,799 Ordinary Shares

Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company to support the long-term nature of the business. As at 31st December 2008, Dr Garnier’s holding was in excess of the share ownership requirements.
Other remuneration elements
The Executives participate in various all-employee share plans in either the UK or the USA.
The Sharesave plan and the ShareReward plan are UK HM Revenue & Customs approved plans open to all UK employees on the same terms. Mr Witty and Mr Heslop are members of the Sharesave plan. Mr Witty contributes £250 a month into the plan and, up until the maturity of his savings contract in December 2008, Mr Heslop also contributed £250 a month into the plan. This provides them with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.
Mr Witty and Mr Heslop also contribute £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.
The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2008 is shown on page 90.
On 19th February 2008, the company made a conditional award of 111,750 ADS to Mr Viehbacher, with vesting subject to his continued employment with GSK and the Committee’s assessment of his performance over the vesting period. Following Mr Viehbacher’s resignation on 8th September 2008 the award lapsed.
Executive Director terms, conditions and remuneration
Executive Director contracts
The policy set out below provides the framework for contracts for Executive Directors.

Notice period on termination by the employing company or executive	12 calendar months

Termination payment	1 x annual salary and
1 x annual ‘on-target’ bonus[1]
No mitigation required[2]

Vesting of LTIs	Rules of relevant incentive plan[3]

Pension	Based on existing arrangements and terms of the relevant pension plan

Non-compete clause	12 months from termination notice date[2]

1	Mr Witty’s target bonus is 125% of salary, Dr Slaoui’s is 85% and Mr Heslop’s is 75% of salary. When reviewing the policy for the level of severance payments, the Committee considered shareholder and Department for Business Enterprise & Regulatory Reform guidance. However, it determined that in line with competitive practice it is appropriate to provide for the payment of salary and target bonus on termination.

2	The imposition of a 12-month non-compete period (and a non-solicitation restriction) on the Executives is considered vitally important by the company in order to protect the Group’s intellectual property and staff. In light of the non-compete clause and competitor practice, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

3	As approved by shareholders of GlaxoSmithKline, Glaxo Wellcome and SmithKline Beecham, as appropriate.
The following table sets out the details of the Executive Directors’ service contracts:

Current Directors	Date of contract	Effective date	Expiry date

Mr A Witty*	18.06.08	22.05.08	31.08.24
Mr J Heslop	16.03.05	01.04.05	31.01.14
Dr M Slaoui	16.05.06	01.06.06	01.08.19

*	Mr Witty’s contract was renewed in June 2008 following his appointment as CEO.
No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry date.

88 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors’ service agreements are terminated by their employing company, the following will apply:
•	in the case of outstanding awards under the GlaxoSmithKline Annual Investment Plan, provided that their agreement is terminated other than for cause, any deferred amount, and any income and gains, are automatically distributed as soon as administratively practicable after termination. If they resign, retire or the termination is for cause, then any deferred amount is not distributed until the end of the minimum three-year deferral period

•	in line with the policy applicable to US senior executives, Dr Garnier is entitled to receive continuing medical and dental insurance after retirement. Dr Slaoui is a member of the same plan and may become eligible, at a future date, to receive continuing medical and dental cover into retirement.
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
Non-Executive Director terms, conditions and fees
Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment under which it is agreed that they serve the company as a Non-Executive Director until the conclusion of the AGM following the third anniversary of their appointment. In each case this can be extended for a further term of three years by mutual agreement. No Directors serve a term longer than three years without offering themselves for re-election by the shareholders.
The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment

Professor Sir Roy Anderson	28.09.07
Dr S Burns	12.02.07
Mr L Culp	09.06.03
Sir Crispin Davis	09.06.03
Sir Deryck Maughan	26.05.04
Mr James Murdoch	26.02.09
Dr D Podolsky	03.07.06
Sir Ian Prosser	19.06.00
Dr R Schmitz	19.06.00
Mr T de Swaan	21.12.05
Sir Robert Wilson	09.06.03

The fee structures for the Non-Executive Directors and the Chairman were reviewed during the year and some changes were made by the Board to ensure that these remained competitive. The company aims to provide Non-Executive Directors with fees that are competitive with other companies of equivalent size and complexity. Fees applying from 2008 are as follows:

Per annum

Standard annual cash retainer fee	£75,000

Supplemental fees

Senior Independent Director, the Audit Committee	£30,000
Chairman and Scientific/Medical Experts

Chairman of the Remuneration and Corporate	£20,000
Responsibility Committee

Non-Executive Director undertaking	£7,500
intercontinental travel to meetings	per meeting

GSK Annual Report 2008 89
Report of the Directors
Remuneration Report continued

Exchange rate
Fees that are paid in US dollars were converted at a rate of £1/US$1.8162 for the period from 1st January to 31st March 2008, being the exchange rate that applied on 29th July 2004 when the fee arrangements were initially approved by the Board. Following the approval of the new fee arrangements, the exchange rate applicable was set by the Board at £1/US$1.9918. This rate applied from 1st April to 31st December 2008.
Non-Executive Directors’ share allocation plan
To enhance the link between Directors and shareholders GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares. At least 25% of the Non-Executive Directors’ total fees, excluding the Chairman, are paid in the form of shares or ADS and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share account.
The shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are included within the Directors’ interests tables on page 92. The accumulated balance of these shares or ADS, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement from the Board. Upon retirement, the Non-Executive Directors will receive either the shares or ADS or a cash amount equal to the value of the shares or ADS at the date of retirement. Non-Executive Directors are not entitled to compensation if their appointment is terminated.
Chairman
Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he would serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the AGM following the third anniversary of his appointment. This was extended for a further term of three years by mutual agreement.
The Chairman’s fees were increased from £460,000 to £540,000 per annum plus an allocation of shares to the value of £135,000 per annum (previously £115,000) with effect from 1st April 2008. This was in line with GSK’s policy to ensure Non-Executive Directors’ fees remained competitive.
TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index of which the company is a constituent and to the pharmaceutical performance comparator group from 1st January 2003 to 31st December 2008. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.
Directors and Senior Management remuneration
The following tables set out for the Directors of GlaxoSmithKline plc the remuneration earned in 2008, their interests in shares of GlaxoSmithKline plc, their interests in share options and incentive plans and their pension benefits. The members of the CET also participate in the same remuneration plans as the Executive Directors. The aggregate remuneration and interests of the Directors and Senior Management are also provided.

90 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Annual remuneration

		2008				2007
					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000

Executive Directors
Mr A Witty	a,b	£687	£92	£999	£1,778	—	—	—	—
Mr J Heslop	b	£476	£32	£418	£926	£438	£16	£410	£864

Dr M Slaoui	c	$805	$405	$942	$2,152	$701	$321	$843	$1,865

Non-Executive Directors
Professor Sir Roy Anderson		£116	—	—	£116	£23	—	—	£23
Sir Crispin Davis		£86	—	—	£86	£70	—	—	£70
Sir Christopher Gent		£650	£1	—	£651	£575	£1	—	£576
Sir Ian Prosser		£111	—	—	£111	£95	—	—	£95
Dr R Schmitz		£86	—	—	£86	£70	—	—	£70
Mr T de Swaan		£116	—	—	£116	£100	—	—	£100
Sir Robert Wilson		£106	—	—	£106	£90	—	—	£90

Dr S Burns		$194	—	—	$194	$124	—	—	$124
Mr L Culp		$179	—	—	$179	$127	—	—	$127
Sir Deryck Maughan		$179	—	—	$179	$136	—	—	$136
Dr D Podolsky		$252	—	—	$252	$191	—	—	$191

Former Directors
Mr J Coombe		—	£3	—	£3	—	£69	—	£69
Dr M Barzach	d	£71	—	—	£71	£56	—	—	£56
Sir Richard Sykes		—	—	—	—	—	£1	—	£1

Dr JP Garnier	b,c	$756	$1,586	$759	$3,101	$1,810	$1,516	$2,709	$6,035
Mr C Viehbacher	f	$687	$123	—	$810	—	—	—	—
Dr T Yamada	b	—	$2,243	—	$2,243	—	$250	—	$250
Dr L Shapiro	e	$85	—	—	$85	$85	—	—	$85

Total remuneration		£4,201	£2,483	£2,336	£9,020	£3,104	£1,131	£2,186	£6,421

Analysed as:
Executive Directors		£1,598	£343	£1,926	£3,867	£789	£177	£831	£1,797
Non-Executive Directors		£1,706	£1	—	£1,707	£1,312	£1	—	£1,313
Former Directors		£897	£2,139	£410	£3,446	£1,003	£953	£1,355	£3,311

Total remuneration		£4,201	£2,483	£2,336	£9,020	£3,104	£1,131	£2,186	£6,421

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.
a)	Mr Witty joined the Board on 31st January 2008 and his remuneration is disclosed from this date.

b)	Following the merger, and in order to encourage employees to convert their non-savings related options held over Glaxo Wellcome or SmithKline Beecham shares or ADS, for options over GlaxoSmithKline shares or ADS, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Mr Witty received £9,374 in EOI payments as a result of options granted to him in March 1998 lapsing and Mr Heslop received £14,499 as a result of options granted to him in July 1998 lapsing. Dr Garnier received $1,227,599 (2007 — $1,132,994), Mr Viehbacher received $50,744 and Dr Yamada received $2,225,018 (2007 — $184,516).

c)	Dr Garnier retired as a Director on 21st May 2008 and retired from the company on 31st May 2008. He is a Non-Executive Director of United Technologies Corporation, in respect of which he received $89,651 up to the end of May 2008 (2007 — $230,000) in the form of deferred stock units which is not included above. Dr Slaoui is a Non-Executive Director of the Agency for Science, Technology and Research (A*STAR) in respect of which he received $3,961 during 2008 (2007 — $667) which are not included above.

d)	Dr Barzach received fees of €89,700 (2007 — €81,933) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

e)	Dr Shapiro retired from the Board on 17th May 2006 and stepped down as a member of GlaxoSmithKline’s Scientific Advisory Board on 21st July 2008. During 2008 she received fees of $85,000 (2007 — $85,000), of which $30,000 (2007 — $30,000) was in the form of ADS. These are included within fees and salary above.

f)	Mr Viehbacher was appointed to the Board on 31st January 2008 and his remuneration is disclosed from this date. He resigned from the Board on 8th September 2008.

None of the above Directors received reimbursement for expenses during the year requiring separate disclosure as required by the Regulations.

GSK Annual Report 2008 91
Report of the Directors
Remuneration Report continued

Non-Executive Directors’ remuneration

	2008			2007
	Total	Cash	Shares/ADS	Total	Cash	Shares/ADS
Fees	000	000	000	000	000	000

Current Non-Executive Directors
Professor Sir Roy Anderson	£116	£87	£29	£23	£17	£6
Sir Crispin Davis	£86	—	£86	£70	—	£70
Sir Christopher Gent	£650	£520	£130	£575	£460	£115
Sir Ian Prosser	£111	£56	£55	£95	£48	£47
Dr R Schmitz	£86	£51	£35	£70	£42	£28
Mr T de Swaan	£116	£87	£29	£100	£75	£25
Sir Robert Wilson	£106	£79	£27	£90	£68	£22

Dr S Burns	$194	$97	$97	$124	$62	$62
Mr L Culp	$179	—	$179	$127	—	$127
Sir Deryck Maughan	$179	—	$179	$136	—	$136
Dr D Podolsky	$252	$126	$126	$191	$96	$95

Total Remuneration	£1,706	£1,001	£705	£1,312	£789	£523

The table above sets out the remuneration received as Non-Executive Directors of GlaxoSmithKline.
Non-Executive Directors are required to take at least a part of their total fees in the form of shares allocated to a share account which is not paid out until retirement from the Board (see page 89 for further details). The total value of these shares and ADS as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADS.
The table below sets out the accumulated number of shares and ADS held by the Non-Executive Directors in relation to their fees received as Board members as at 31st December 2008, together with the movements in their accounts over the year.

	Number of shares and ADS
			Dividends
Non-Executive Directors’ share arrangements	At 31.12.07	Elected	reinvested	At 31.12.08

Current Non-Executive Directors Shares
Professor Sir Roy Anderson	438	2,526	37	3,001
Sir Crispin Davis	24,069	7,511	1,103	32,683
Sir Christopher Gent	27,153	11,192	1,244	39,589
Sir Ian Prosser	24,861	4,828	1,113	30,802
Dr R Schmitz	19,639	3,005	875	23,519
Mr T de Swaan	3,156	2,526	102	5,784
Sir Robert Wilson	6,607	2,310	304	9,221

ADS
Dr S Burns	1,184	2,378	83	3,645
Mr L Culp	11,747	4,347	728	16,822
Sir Deryck Maughan	9,800	4,347	609	14,756
Dr D Podolsky	2,796	3,084	184	6,064

92 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Directors’ interests
The following interests of the Directors of the company and their connected persons are shown in accordance with the Listing Rules.

		Shares			ADS
		24th February	31st December	1st January	24th February	31st December	1st January
	Footnote	2009	2008	2008	2009	2008	2008

Executive Directors
Mr A Witty	a,c	74,535	73,753	51,740	—	—	—
Mr J Heslop	c	48,304	47,750	41,529	—	—	—
Dr M Slaoui	b	59,518	48,636	40,961	485	411	286

Non-Executive Directors
Professor Sir Roy Anderson	d	3,001	3,001	438	—	—	—
Dr S Burns	d	44	44	44	3,805	3,805	1,344
Mr L Culp	d	—	—	—	16,822	16,822	11,747
Sir Crispin Davis	d	39,443	39,443	29,236	—	—	—
Sir Christopher Gent	d	39,589	39,589	27,153	—	—	—
Sir Deryck Maughan	d	—	—	—	14,756	14,756	9,800
Dr D Podolsky	d	—	—	—	6,065	6,065	2,796
Sir Ian Prosser	d	31,712	31,712	25,771	—	—	—
Dr R Schmitz	d	29,199	29,199	25,319	—	—	—
Mr T de Swaan	d	5,784	5,784	3,156	—	—	—
Sir Robert Wilson	d	15,349	15,349	12,736	—	—	—

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares. The interests of the above-mentioned Directors at 24th February 2009 reflect the change between the year-end and that date.

a)	Mr Witty joined the Board on 31st January 2008 and his holdings are disclosed from this date.

b)	Includes ADS purchased in the GlaxoSmithKline Stock Fund within the US Retirement Savings Plan and US Executive Supplemental Savings Plan.

c)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Mr Heslop totalling 1,853 at 31st December 2008 (31st December 2007 — 1,523) and 1,911 shares at 24th February 2009 and Mr Witty totalling 1,853 at 31st December 2008 and 1,911 shares at 24th February 2009.

d)	Includes shares and ADS received as part or all of their fees, as described under Non-Executive Directors’ share allocation plan on page 89. Dividends received on these shares and ADS were converted to shares and ADS as at 31st December 2008.
Share options

Options — Shares			Granted
	Footnote	At 31.12.07	Date of grant	Exercise period	Grant price	Number	Exercised	Lapsed	At 31.12.08

Mr A Witty	a,c	999,244	19.02.08	19.02.11 — 18.02.18	£11.47	525,000	—	5,630	1,664,623
			23.07.08	23.07.11 — 22.07.18	£12.21	145,000
			01.12.08	01.12.11 — 31.05.15	£9.51	1,009
Mr J Heslop	c	785,254	19.02.08	19.02.11 — 18.02.18	£11.47	242,750	—	7,643	1,020,361
Dr M Slaoui	b	170,712	—	—		—	—	—	170,712
Mr C Viehbacher	d	778,367	—	—		—	—	778,367	—

Options — ADS			Granted
		At 31.12.07	Date of grant	Exercise period	Grant price	Number	Exercised	Lapsed	At 31.12.08

Dr M Slaoui	b,c	162,320	19.02.08	19.02.11 — 18.02.18	$44.75	162,320	—	—	324,640
Dr JP Garnier	e	4,453,448	—	—	—	—	—	225,324	4,228,124
Mr C Viehbacher	d	364,000	19.02.08	19.02.11 — 18.02.18	$44.75	97,750	—	461,750	—

a)	Mr Witty joined the Board on 31st January 2008 and his options are disclosed from this date.

b)	These details include the interests of Dr Slaoui’s connected person who is also an employee of GSK.

c)	As part of the main option grant that occurred on 17th February 2009, Dr Slaoui and his connected person were awarded 164,690 ADS options with a grant price of $33.42. The options granted to Dr Slaoui will vest in two parts, with 50% of awards vesting in February 2012 and the remaining 50% vesting in February 2013. In line with the new remuneration policy, Mr Witty and Mr Heslop will not receive share options for the forseeable future.

d)	Mr Viehbacher joined the Board on 31st January 2008 and his options are disclosed above from this date until 8th September 2008 when he resigned from the Board. His unvested options lapsed on 1st December 2008 when he left the company.

e)	Dr Garnier retired from the Board on 21st May 2008 and the closing balance of his options is disclosed as at that date.

GSK Annual Report 2008 93
Report of the Directors
Remuneration Report continued

For those options outstanding at 31st December 2008, the earliest and latest vesting and lapse dates for options above and below the market price for a GlaxoSmithKline share at the year-end are given in the table below.

		Weighted average		Vesting date		Lapse date
Mr A Witty		grant price	Number	earliest	latest	earliest	latest

Options above market price at year-end:	vested	£17.17	234,298	24.03.02	28.11.04	23.03.09	27.11.11
	unvested	£14.78	373,000	21.02.09	20.02.10	20.02.16	19.02.17

Options below market price at year-end:	vested	£11.85	386,316	03.12.05	27.10.08	27.04.09	01.12.14
	unvested	£11.63	671,009	18.02.11	01.12.11	31.05.12	21.07.18

Total share options as at 31st December 2008		£13.17	1,664,623

	Weighted average			Vesting date		Lapse date
Mr J Heslop		grant price	Number	earliest	latest	earliest	latest

Options above market price at year-end:	vested	£16.96	186,795	24.03.02	28.11.04	22.03.09	27.11.11
	unvested	£14.78	473,750	21.02.09	20.02.10	20.02.16	19.02.17

Options below market price at year-end:	vested	£11.91	117,066	28.10.06	27.10.08	27.04.09	01.12.14
	unvested	£11.47	242,750	19.02.11	19.02.11	18.02.18	18.02.18

Total share options as at 31st December 2008		£14.06	1,020,361

	Weighted average			Vesting date		Lapse date
Dr M Slaoui		grant price	Number	earliest	latest	earliest	latest

Options above market price at year-end:	vested	£18.56	15,522	24.11.02	24.11.02	23.11.09	23.11.09
	unvested	£14.68	73,340	21.02.09	21.02.09	20.02.16	20.02.16

Options below market price at year-end:	vested	£11.59	81,850	03.12.05	02.12.07	02.10.12	01.12.14

Total share options as at 31st December 2008		£13.55	170,712

Options above market price at year-end:	unvested	$51.38	324,640	20.02.10	19.02.11	19.02.17	18.02.18

Total ADS options as at 31st December 2008		$51.38	324,640

This includes those share options held by Dr Slaoui’s connected person, who is also an employee of GSK.

	Weighted average			Vesting date		Lapse date
Dr JP Garnier		grant price	Number	earliest	latest	earliest	latest

Options above market price at year-end:	vested	$52.13	2,728,124	15.03.02	02.12.07	14.03.09	01.12.14
	unvested	$54.68	1,050,000	21.02.09	20.02.10	20.02.16	19.02.17

Options below market price at year-end:	vested	$37.25	450,000	03.12.05	03.12.05	02.12.12	02.12.12

Total ADS options as at 21st May 2008		$51.18	4,228,124

94 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

GSK grants share options to Executive Directors and Senior Managers on an annual basis. The Directors hold these options under the various share option plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. None of the Non-Executive Directors had an interest in any option over the company’s shares. The table below sets out, for share options granted in respect of 2006, 2007 and 2008, the performance period, whether or not the options have vested at 31st December 2008 and the performance targets.

				Performance target
			Vesting status	Annualised growth	Percentage of
Grant	Footnote	Performance period	at 31.12.08	in EPS	award vesting

February 2006	a	01.01.06 — 31.12.08	Unvested	≥ RPI + 6%	100%
February 2007		01.01.07 — 31.12.09	Unvested	RPI + 5%	83%
February 2008		01.01.08 — 31.12.10	Unvested	RPI + 4%	67%
				RPI + 3%	50%
				< RPI + 3%	0%

a) The performance targets for these share options were partially met, and as a result part of the option grant vested on the third anniversary of the date of grant.

The table below sets out, for share options granted in respect of 2009, the performance period and targets.

				Performance target
			Vesting status	Annualised growth	Percentage of
Grant		Performance period	at 31.12.08	in EPS	award vesting

February 2009 — 50% of award		01.01.09 — 31.12.11	Unvested	> RPI + 6%	100%
February 2009 — 50% of award		01.01.09 — 31.12.12	Unvested	RPI + 5%	85%
				RPI + 4%	65%
				RPI + 3%	30%
				< RPI + 3%	0%

	2008					2007
			Grant	Market
Options exercised	Date	Number	price	price	Gain	Gain

Dr JP Garnier	—	—	—	—	—	$4,222,318

Aggregate gain on options exercised					—	£2,111,159

The highest and lowest closing prices during the year ended 31st December 2008 for GlaxoSmithKline shares were £13.85 and £9.95, respectively. The highest and lowest prices for GlaxoSmithKline ADS during the year ended 31st December 2008 were $54.36 and $32.02, respectively. The market price for a GlaxoSmithKline share on 31st December 2008 was £12.85 (31st December 2007 — £12.79) and for a GlaxoSmithKline ADS was $37.27 (31st December 2007 — $50.39). The prices on 24th February 2009 were £11.06 per GlaxoSmithKline share and $32.19 per GlaxoSmithKline ADS.
Incentive plans
Performance Share Plan (PSP) awards

			Market					Additional
Mr A Witty - Shares		Number	price on	Vested				shares by
	Unvested	granted in	date of		Market			dividends	Unvested
Performance period	at 31.01.08	2008	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.08

01.01.05 — 31.12.07	85,250	—	£11.63	33,271	£11.23	£373,633	53,215	1,236	—
01.01.06 — 31.12.08	81,838	—	£14.68	—	—	—	—	4,104	85,942
01.01.07 — 31.12.09	87,436	—	£14.88	—	—	—	—	4,385	91,821
01.01.08 — 31.12.10	—	225,000	£11.47	—	—	—	—	7,908	232,908
01.01.08 — 31.12.10	—	62,000	£12.21	—	—	—	—	1,443	63,443

GSK Annual Report 2008 95
Report of the Directors
Remuneration Report continued

				Market					Additional
Mr J Heslop - Shares			Number	price on	Vested				shares by
		Unvested	granted in	date of		Market			dividends	Unvested
Performance period		at 31.12.07	2008	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.08

01.01.05 - 31.12.07		16,982	—	£11.63	6,698	£11.23	£75,219	10,712	428	—
01.01.06 - 31.12.08		105,178	—	£14.68	—	—	—	—	6,435	111,613
01.01.07 - 31.12.09		106,887	—	£14.88	—	—	—	—	6,539	113,426
01.01.08 - 31.12.10		—	105,000	£11.47	—	—	—	—	3,690	108,690

				Market					Additional
Dr M Slaoui - Shares			Number	price on	Vested				shares by
		Unvested	granted in	date of		Market			dividends	Unvested
Performance period		at 31.12.07	2008	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.08

01.01.05 - 31.12.07		14,260	—	£11.63	10,122	£11.23	£113,670	4,498	360	—
01.01.06 - 31.12.08		30,208	—	£14.68	—	—	—	—	1,847	32,055

			Market					Additional
Dr M Slaoui - ADS		Number	price on	Vested				ADS by		Number
	Unvested	granted in	date of		Market			dividends	Unvested	granted
Performance period	at 31.12.07	2008	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.08	in 2009

01.01.07 - 31.12.09	71,840	—	$58.00	—	—	—	—	4,444	76,284	—
01.01.08 - 31.12.10	—	70,570	$44.75	—	—	—	—	2,545	73,115	—
01.01.09 - 31.12.11	—	—	—	—	—	—	—	—	—	2,620

This includes those performance shares held by Dr Slaoui’s connected person, who is also an employee of GSK.

				Market					Additional
Dr JP Garnier - ADS		Vested &	Number	price on	Vested				ADS by
	Unvested	deferred at	granted in	date of		Market			dividends	Unvested
Performance period	at 31.12.07	31.12.07	2008	grant	Number	price	Gain	Lapsed	reinvested	at 21.05.08

01.01.01 - 31.12.03 (Deferred)	—	39,216	—	$51.30	40,599	$47.53	$1,929,657	—	1,383	—
01.01.01 - 31.12.03 (Deferred)	—	36,826	—	$37.25	38,125	$35.44	$1,351,156	—	1,299	—

01.01.05 - 31.12.07	218,945	—	—	$43.73	86,326	$44.75	$3,863,089	138,072	5,453	—
01.01.06 - 31.12.08	231,300	—	—	$51.02	—	—	—	—	8,549	239,849
01.01.07 - 31.12.09	244,320	—	—	$58.00	—	—	—	—	9,029	253,349

As set out in Dr Garnier’s contract, his unvested PSP awards all vest, subject to achievement of the performance conditions, at the end of the performance periods set out above.

				Market					Additional
Mr C Viehbacher - ADS*			Number	price on	Vested				ADS by
		Unvested	granted in	date of		Market			dividends	Unvested
Performance period		at 31.01.08	2008	grant	Number	price	Gain	Lapsed	reinvested	at 08.09.08

01.01.05 - 31.12.07		42,585	—	$43.73	16,618	$44.75	$743,656	26,579	612	—
01.01.06 - 31.12.08		40,898	—	$51.02	—	—	—	42,982	2,084	—
01.01.07 - 31.12.09		43,715	—	$58.00	—	—	—	45,942	2,227	—
01.01.08 - 31.12.10		—	42,500	$44.75	—	—	—	44,033	1,533	—

*	Mr Viehbacher joined the Board on 31st January 2008 and his PSPs are disclosed from this date until 8th September when he resigned from the Board. All unvested
PSPs lapsed when Mr Viehbacher left the company on 1st December 2008.
Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant measurement period and is dependent on GSK’s performance during that period as described on pages 84 to 85.

96 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Dividends are reinvested on the performance shares awarded to Executives, throughout the performance period and up to the date of the final award. The dividend reinvestment is calculated as of the ex-dividend date. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards. The total gain on vesting of PSP awards made by Executive Directors is £4,826,067 (2007 — £74,400).
The PSP awards granted to Executive Directors in February 2006, excluding Dr Slaoui, with the performance period starting on 1st January 2006 and ending on 31st December 2008 lapsed because GSK’s relative TSR performance was below the median of the comparator group.
The awards made to other senior Executives, including Dr Slaoui who was not a member of the CET at the time of the award, in 2006 were dependent in part on TSR performance and in part on EPS performance. The TSR portion lapsed and the EPS portion vested in full.
The following vesting schedule applies to PSP awards made in 2006.

		Vesting schedule

Award	Performance Period	TSR rank with 13 companies	Percentage of award vesting*

2006	01.01.06 - 31.12.08	1	100%
		2	100%
		3	87%
		4	74%
		5	61%
		6	48%
		Median	35%
		Below median	0%

The following vesting schedules apply to PSP awards made in 2007 and 2008.

		Vesting schedule

Award	Performance Period	TSR rank with 14 companies	Percentage of award vesting*

2007	01.01.07 - 31.12.09	1	100%
2008	01.01.08 - 31.12.10	2	100%
		3	90%
		4	80%
		5	70%
		6	60%
		7	50%
		Median	35%
		Below median	0%

*	TSR is measured on a pro-rata basis. Where GlaxoSmithKline’s performance falls between two of the comparators, the level of vesting will be determined by the actual relative level of TSR rather than simple ranking. Dividends will be treated as reinvested during the performance period.
The 2009 awards will be made following approval of the new PSP at the 2009 AGM.
Share Value Plan awards

			Market
Dr M Slaoui - Shares and ADS		Number	price on	Vested & deferred
	Unvested	granted in	date of		Market			Unvested	Number of ADS
Plan year	at 31.12.07	2008	grant	Number	price	Gain	Lapsed	at 31.12.08	granted in 2009

2006 (shares)	1,200	—	£14.68	—	—	—	—	1,200	—
2007 (ADS)	890	—	$58.00	—	—	—	—	890	—
2008 (ADS)	—	890	$44.75	—	—	—	—	890	—
2008 (ADS)	—	2,980	$48.55	—	—	—	—	2,980	—
2009 (ADS)	—	—	—	—	—	—	—	—	1,490

As an Executive Director, Dr Slaoui is not eligible to receive awards under the Share Value Plan. The awards shown above reflect the holdings of Dr Slaoui’s connected person, an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment with GSK.

GSK Annual Report 2008 97
Report of the Directors
Remuneration Report continued

	Vested and	Additional ADS				Vested and
	deferred	by dividends				deferred
	participations	reinvested				participations
Mid-Term Incentive Plan - ADS	at 31.12.07	in 2008	Exercised	Market Price	Gain	at 21.05.08

Dr JP Garnier	180,137	6,353	186,490	$47.53	$8,863,870	—

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted.

Where a final award of ADS is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amounts which vested in each year between 1999 and 2003. The deferred awards, together with any additional ADS subsequently received through dividend reinvestment, are not included in the Directors’ interests table on page 92 since they are retained in the MTIP until paid out.
On 19th February 2008, the company made a conditional award of 111,750 ADS to Mr Viehbacher. Following Mr Viehbacher’s resignation from the Board, with effect from 8th September 2008, this conditional award lapsed in full.
Pension benefits
The accrued annual pension benefits and transfer values for Executive Directors in office on 31st December 2008 on retirement are set out below.
The Companies Act 1985 requires disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in the accrued benefit net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

								Change in
			Change in	Personal				accrued	Transfer value
	Accrued	Accrued	accrued	contributions	Transfer	Transfer	Change	benefit over	of change
	benefit at	benefit at	benefit	made during	value at	value at	in transfer	year net	in accrued
	31.12.07	31.12.08	over year	the year	31.12.07	31.12.08	value	of inflation	benefit*
Executive Directors	000	000	000	000	000	000	000*	000	000

Mr A Witty	£218	£315	£97	£22	£2,598	£3,848	£1,228	£89	£1,112
Mr J Heslop	£142	£170	£28	£14	£2,609	£2,837	£214	£23	£374
Dr M Slaoui	$72	$131	$59	—	$399	$731	$332	$58	$332
Dr M Slaoui	€53	€55	€2	—	€572	€608	€36	€1	€36

Former Executive Directors
Dr JP Garnier	$1,235	$1,353	$118	—	$16,239	$17,423	$1,184	$106	$1,184
Mr C Viehbacher	$126	$187	$61	—	$682	$1,013	$331	$60	$331

*	These are shown net of contributions made by the individual.
Mr Witty and Mr Heslop participate in the Glaxo Wellcome Defined Benefit Plan with an accrual rate of 1/30th of final pensionable salary per annum. In 2000 all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by 5% to reflect a distribution of surplus. This augmentation will apply to that element of Mr Witty and Mr Heslop’s pension earnings before 31st March 2000.
Mr Witty’s and Mr Heslop’s transfer values have been calculated on the basis of actuarial advice in accordance with pensions regulation. The transfer value represents the present value of future payments to be made under the pension plan. Mr Witty’s annual accrued benefit has increased by £97,331 (£88,814 excluding the effects of inflation), and the transfer value less personal contributions has increased by £1,228,350 over the year. The increase in Mr Witty’s pensionable salary of £300,000 reflecting his appointment to CEO is the primary reason for the increase in transfer value. Mr Heslop’s annual accrued benefit has increased by £28,459 (£22,911 excluding the effects of inflation) and the transfer value less personal contributions has increased by £214,095 over the year.

98 GSK Annual Report 2008
Report of the Directors
Remuneration Report continued

Pension benefits
Dr Slaoui and Mr Viehbacher are members of the US Executive Cash Balance Pension Plan. The plan provides for an Executive Pension Credit, under which GSK makes annual contributions calculated as a percentage of the executive’s base salary. GSK makes contributions at 38% of base pay. The fund increases at an interest rate set annually in advance based on the 30 year US Treasury bond rate to provide a cash sum at retirement. The plan has no entitlement to a spouse’s pension or to pension increases.
Mr Viehbacher resigned from the Board on 8th September 2008 and left the company on 1st December 2008.
The transfer value, or cash sum, has increased by $331,860 for Dr Slaoui and $331,407 for Mr Viehbacher over the year as a result of further accumulation of interest and contributions paid by the company.
Dr Slaoui was an active participant in the Belgium Fortis Plan until 31st May 2006. This plan is a defined benefit plan with a lump sum payable at normal retirement which is age 60 for the plan. The transfer value, or cash sum, of Dr Slaoui’s plan has increase by €36,380 over the year as a result of further accumulation of interest.
Dr Garnier retired from the company on 31st May 2008. He was a member of the US Cash Balance Pension Plan, under which GSK made annual contributions calculated as a percentage of base salary and bonus. GSK made annual contributions of 15% of Dr Garnier’s annual salary and bonus as detailed in his contract. The fund increased at an interest rate set annually based on the 30 year US Treasury bond rate to provide a cash sum at retirement. The plan has no entitlement to a spouse’s pension or to pension increases. Dr Garnier has selected to receive his pension payments on an annual basis paid over 15 years commencing January 2009. The transfer value, or cash sum, has increased by $1,184,468 over the year for Dr Garnier’s plan as a result of further accumulation of interest and contributions paid by the company.
Dr Slaoui, Dr Garnier and Mr Viehbacher are also members of the US Retirement Savings Plan, a 401k savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to accrue benefits above US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement.
During 2008, contributions of $98,474 (£53,229) were paid into these two schemes by GSK in respect of Dr Slaoui, $143,314 (£77,467) in respect of Dr Garnier and $96,958 (£52,410) in respect of Mr Viehbacher.
Directors and Senior Management
Further information is also provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Executive and Non-Executive Directors and members of the CET. For the financial year 2008, the total compensation paid to members of the group for the periods during which they served in that capacity was £17,352,130, the aggregate increase in accrued pension benefits, net of inflation, was £772,637 and the aggregate payment to defined contribution schemes was £485,612.
During 2008, the members of the group were granted 1,454,517 share options and 607,836 ADS options under the Share Option Plan, were awarded 629,176 shares and 291,547 ADS under the Performance Share Plan, were awarded 2,520 shares and 3,870 ADS under the Share Value Plan and were awarded 35,778 notional shares under the Deferred Investment Award Plan. Members of the group were also awarded through the reinvestment of dividends 71,755 shares and 54,110 ADS in the Performance Share Plan and 2,100 notional shares and 144 notional ADS in the Deferred Investment Award Plan.
At 24th February 2009, the group (comprising 28 persons) owned 765,249 shares and 78,770 ADS, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 6,742,286 shares and 2,170,034 ADS; 1,124,013 shares and 417,316 ADS awarded under the Performance Share Plan, including those shares and ADS that are vested and deferred; 38,113 vested and deferred ADS under the legacy SmithKline Beecham Mid-Term Incentive Plan; 20,130 shares and 6,250 ADS awarded under the Share Value Plan and 83,460 notional shares awarded under the Deferred Investment Award Plan. These holdings were issued under the various executive share option plans described in Note 42 to the financial statements, ‘Employee share schemes’.
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
The Directors’ Remuneration Report has been approved by the Board of Directors and signed on its behalf by
Sir Christopher Gent
Chairman
3rd March 2009

GSK Annual Report 2008 99
Financial statements
Financial statements

The financial statements set out below/(overleaf) provide a summary of the Group’s financial performance throughout 2008 and its position as at 31st December 2008. The financial statements are prepared in accordance with the IFRS as adopted by the European Union and also IFRS as issued by the International Accounting standards board. The financial statements comprise of the following audited primary statements and related notes:
•	Consolidated income statement;

•	Consolidated balance sheet;

•	Consolidated cash flow statement, and

•	Consolidated statement of recognised income and expense.

100 GSK Annual Report 2008
Financial statements

Directors’ statement of responsibilities

Directors’ statement of responsibilities in relation to the Group financial statements
The Directors are responsible for preparing the Annual Report, the Remuneration Report and the Group financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS, as issued by the International Accounting Standards Board (IASB). The Group financial statements are required by law to give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss of the Group for that period.
In preparing those financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the financial statements.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Directors’ Remuneration Report comply with the Companies Acts 1985 and 2006 and Article 4 of the IAS Regulation. They are also responsible for taking reasonable steps to safeguard the assets of the Group and ensuring the operation of systems of internal control, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Group financial statements for the year ended 31st December 2008, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 102 and 180 of this Report.
The responsibilities of the auditors in relation to the Group financial statements are set out in the Independent Auditors’ report on page 101.
The Group financial statements for the year ended 31st December 2008 are included in the Annual Report, which is published in hard-copy printed form and made available on the company’s website. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.
Each of the current Directors, whose names and functions are listed in the Corporate governance section of the Annual Report 2008 confirms that, to the best of his or her knowledge:
•	the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

•	the Business review section contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.
Disclosure of information to auditors
The Directors in office at the date of this Report have each confirmed that:
•	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.
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
Internal control
The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.
The Combined Code
The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ on pages 60 to 77, and has complied with its provisions except as described on page 76.
As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31st December 2008, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by
Sir Christopher Gent
Chairman
3rd March 2009

GSK Annual Report 2008 101
Financial statements
Report of Independent Registered Public Accounting Firm

to the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of cash flows and, consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of GlaxoSmithKline and its subsidiaries at 31st December 2008 and 31st December 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Managements annual report on internal control over financial reporting’ on page 77. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London
4th March 2009

102 GSK Annual Report 2008
Financial statements

Consolidated income statement

for the year ended 31st December 2008

		2008				2007				2006
		Results				Results
		before major	Major	Total		before major	Major	Total		Total
	Notes	restructuring	restructuring	£m		restructuring	restructuring	£m		£m

Turnover	6	24,352	—	24,352		22,716	—	22,716		23,225
Cost of sales		(5,776)	(639)	(6,415)		(5,206)	(111)	(5,317)		(5,010)

Gross profit		18,576	(639)	17,937		17,510	(111)	17,399		18,215
Selling, general and administration		(7,352)	(304)	(7,656)		(6,817)	(137)	(6,954)		(7,257)
Research and development		(3,506)	(175)	(3,681)		(3,237)	(90)	(3,327)		(3,457)
Other operating income	8	541	—	541		475	—	475		307

Operating profit	9,10	8,259	(1,118)	7,141		7,931	(338)	7,593		7,808

Finance income	11	313	—	313		262	—	262		287
Finance costs	12	(838)	(5)	(843)		(453)	—	(453)		(352)
Share of after tax profits of associates and joint ventures	13	48	—	48		50	—	50		56

Profit before taxation		7,782	(1,123)	6,659		7,790	(338)	7,452		7,799

Taxation	14	(2,231)	284	(1,947)		(2,219)	77	(2,142)		(2,301)

Profit after taxation for the year		5,551	(839)	4,712		5,571	(261)	5,310		5,498

Profit attributable to minority interests		110	—	110		96	—	96		109
Profit attributable to shareholders		5,441	(839)	4,602		5,475	(261)	5,214		5,389

		5,551	(839)	4,712		5,571	(261)	5,310		5,498

Basic earnings per share (pence)	15			88.6	p			94.4	p	95.5	p
Diluted earnings per share (pence)	15			88.1	p			93.7	p	94.5	p

The calculation of ‘Results before major restructuring’ is described in Note 1, ‘Presentation of the financial statements’.

GSK Annual Report 2008 103
Financial statements

Consolidated balance sheet

at 31st December 2008

		2008	2007
	Notes	£m	£m

Non-current assets
Property, plant and equipment	17	9,678	7,821
Goodwill	18	2,101	1,370
Other intangible assets	19	5,869	4,456
Investments in associates and joint ventures	20	552	329
Other investments	21	478	517
Deferred tax assets	14	2,760	2,196
Derivative financial instruments	41	107	1
Other non-current assets	22	579	687

Total non-current assets		22,124	17,377

Current assets
Inventories	23	4,056	3,062
Current tax recoverable	14	76	58
Trade and other receivables	24	6,265	5,495
Derivative financial instruments	41	856	475
Liquid investments	32	391	1,153
Cash and cash equivalents	25	5,623	3,379
Assets held for sale	26	2	4

Total current assets		17,269	13,626

Total assets		39,393	31,003

Current liabilities
Short-term borrowings	32	(956)	(3,504)
Trade and other payables	27	(6,075)	(4,861)
Derivative financial instruments	41	(752)	(262)
Current tax payable	14	(780)	(826)
Short-term provisions	29	(1,454)	(892)

Total current liabilities		(10,017)	(10,345)

Non-current liabilities
Long-term borrowings	32	(15,231)	(7,067)
Deferred tax liabilities	14	(714)	(887)
Pensions and other post-employment benefits	28	(3,039)	(1,383)
Other provisions	29	(1,645)	(1,035)
Derivative financial instruments	41	(2)	(8)
Other non-current liabilities	30	(427)	(368)

Total non-current liabilities		(21,058)	(10,748)

Total liabilities		(31,075)	(21,093)

Net assets		8,318	9,910

Equity
Share capital	33	1,415	1,503
Share premium account	33	1,326	1,266
Retained earnings	34	4,622	6,475
Other reserves	34	568	359

Shareholders’ equity		7,931	9,603

Minority interests	34	387	307

Total equity		8,318	9,910

Approved by the Board on 3rd March 2009
Sir Christopher Gent
Chairman

104 GSK Annual Report 2008
Financial statements

Consolidated cash flow statement

the year ended 31st December 2008

		2008	2007	2006
	Notes	£m	£m	£m

Cash flow from operating activities
Profit after taxation for the year		4,712	5,310	5,498
Adjustments reconciling profit after tax to operating cash flows	36	4,343	2,770	2,705

Cash generated from operations		9,055	8,080	8,203
Taxation paid		(1,850)	(1,919)	(3,846)

Net cash inflow from operating activities		7,205	6,161	4,357

Cash flow from investing activities
Purchase of property, plant and equipment		(1,437)	(1,516)	(1,366)
Proceeds from sale of property, plant and equipment		20	35	43
Purchase of intangible assets		(632)	(627)	(224)
Proceeds from sale of intangible assets		171	9	175
Purchase of equity investments		(87)	(186)	(57)
Proceeds from sale of equity investments		42	45	32
Share transactions with minority shareholders	38	—	—	(157)
Purchase of businesses, net of cash acquired	38	(454)	(1,027)	(273)
Disposal of businesses and interest in associates	38	—	—	5
Investments in associates and joint ventures	38	(9)	(1)	(13)
Decrease/(increase) in liquid investments		905	(39)	(55)
Interest received		320	247	299
Dividends from associates and joint ventures		12	12	15

Net cash outflow from investing activities		(1,149)	(3,048)	(1,576)

Cash flow from financing activities
Proceeds from own shares for employee share options		9	116	151
Shares acquired by ESOP Trusts		(19)	(26)	—
Issue of share capital	33	62	417	316
Purchase of own shares for cancellation		(3,706)	(213)	—
Purchase of Treasury shares		—	(3,538)	(1,348)
Increase in long-term loans		5,523	3,483	—
Repayment of long-term loans		—	(207)	—
Net (repayment of)/increase in short-term loans		(3,059)	1,632	(739)
Net repayment of obligations under finance leases		(48)	(39)	(34)
Interest paid		(730)	(378)	(414)
Dividends paid to shareholders		(2,929)	(2,793)	(2,598)
Dividends paid to minority interests		(79)	(77)	(87)
Other financing cash flows		68	(79)	16

Net cash outflow from financing activities		(4,908)	(1,702)	(4,737)

Increase/(decrease) in cash and bank overdrafts	37	1,148	1,411	(1,956)

Exchange adjustments		1,103	48	(254)
Cash and bank overdrafts at beginning of year		3,221	1,762	3,972

Cash and bank overdrafts at end of year		5,472	3,221	1,762

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		5,623	3,379	2,005
Overdrafts		(151)	(158)	(243)

		5,472	3,221	1,762

GSK Annual Report 2008 105
Financial statements

Consolidated statement of recognised income and expense

for the year ended 31st December 2008

	2008	2007	2006
	£m	£m	£m

Exchange movements on overseas net assets	1,101	411	(359)
Tax on exchange movements	15	21	(78)
Fair value movements on available-for-sale investments	(81)	(99)	84
Deferred tax on fair value movements on available-for-sale investments	8	19	(15)
Actuarial (losses)/gains on defined benefit plans	(1,370)	671	429
Deferred tax on actuarial movements in defined benefit plans	441	(195)	(161)
Fair value movements on cash flow hedges	6	(6)	(5)
Deferred tax on fair value movements on cash flow hedges	(3)	2	2

Net profits/(losses) recognised directly in equity	117	824	(103)
Profit for the year	4,712	5,310	5,498

Total recognised income and expense for the year	4,829	6,134	5,395

Total recognised income and expense for the year attributable to:
Shareholders	4,670	6,012	5,307
Minority interests	159	122	88

	4,829	6,134	5,395

106 GSK Annual Report 2008
Financial statements

Notes to the financial statements

1 Presentation of the financial statements
Description of business
GlaxoSmithKline is a major global healthcare Group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, central nervous system, anti-virals, anti-bacterials, metabolic, vaccines, cardiovascular and urogenital, oncology and emesis.
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
Financial period
These financial statements cover the financial year from 1st January to 31st December 2008, with comparative figures for the financial years from 1st January to 31st December 2007 and, where appropriate, from 1st January to 31st December 2006.
Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 43, ‘Principal Group companies’.
Presentation of restructuring costs
In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure.
With an estimated total cost of approximately £3.6 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it is substantially complete in 2011. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled ‘Major restructuring’.
In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.
The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as ‘Results before major restructuring’. This presentation, which GSK intends to apply consistently to future major restructuring programmes that have a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted, has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.
Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

GSK Annual Report 2008 107
Financial statements
Notes to the financial statements continued

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
The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’. Where appropriate, comparative figures are reclassified to ensure a consistent presentation with current year information.
Restated comparative information
As a result of the review of the strategic direction of the Group, the regional reporting structure within the Pharmaceuticals business has been realigned. Russia and a number of developing Eastern European markets, previously reported within Europe are now included within the Emerging Markets sector in the Rest of World. No change has been made to the reporting structure in the Consumer Healthcare business where these markets are still reported within Europe.
The Group has also taken the opportunity to review the allocation of entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. As a result, one entity in China has been reclassified from Pharmaceuticals to Consumer Healthcare. Comparative information has been restated onto a consistent basis.
These reallocations have no impact on Group turnover or Group operating profit.
2 Accounting principles and policies
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

108 GSK Annual Report 2008
Financial statements

Notes to the financial statements continued

2 Accounting principles and policies continued
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
Royalty income is recognised in other operating income on an accruals basis in accordance with the terms of the relevant licensing agreements.
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
Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to products where there is sufficient history of claims made and settlements, an incurred but not reported (IBNR) actuarial technique is used to determine a reasonable estimate of the Group’s exposure to unasserted claims for those products and a provision is made on that basis.
No provision is made for other unasserted claims or where an obligation exists under a dispute but it is not possible to make a reasonable estimate. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.
Pensions and other post-employment benefits
The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

GSK Annual Report 2008 109
Financial statements
Notes to the financial statements continued

2 Accounting principles and policies continued
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
Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, not exceeding 25 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.
Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives, except where it is considered that the useful economic life is indefinite.
The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven years and other computer software over three to five years.

110 GSK Annual Report 2008
Financial statements

Notes to the financial statements continued

2 Accounting principles and policies continued
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
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.
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

GSK Annual Report 2008 111
Financial statements
Notes to the financial statements continued

2 Accounting principles and policies continued
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
Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £378 million (2007 — £274 million, 2006 - £182 million).
Taxation
Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.
The Group has open tax issues with a number of revenue authorities. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.
Legal and other disputes
GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reasonable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.
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

112 GSK Annual Report 2008
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
Goodwill
Goodwill arising on business combinations is capitalised and allocated to an appropriate cash generating unit. It is deemed to have an indefinite life and so is not amortised. Annual impairment tests of the relevant cash generating units are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.
Other intangible assets
Where intangible assets are acquired by GSK from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, which may include periods of non-exclusivity. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised on a straight-line basis over their estimated useful lives, not exceeding 25 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.
Pensions and other post-employment benefits
The costs of providing pensions and other post-employment benefits are charged to the income statement in accordance with IAS 19 over the period during which benefit is derived from the employee’s services. The costs are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long term rates of return on assets and mortality rates, and are disclosed in Note 28, ‘Pensions and other post-employment benefits’.
The expected long term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities.
Discount rates are based on appropriate long-term indices, including the iBoxx over 15 year AA index for the UK, and Moody’s Aa index for the USA. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £349 million and an increase in the annual pension cost of approximately £4 million. The selection of different assumptions could affect the future results of the Group.
4 New accounting requirements
The following IFRS and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although none is expected to have a material impact on the results or financial position of the Group.
IFRS 8 ‘Operating segments’ was issued in November 2006 and is required to be implemented by GSK from 1st January 2009. This standard replaces IAS 14 and aligns the segmental reporting requirements with those of the equivalent US standard, whereby segmental information is to be disclosed on the same basis as that used for internal reporting purposes. GSK is assessing the impact of this standard on the presentation of its segmental information.
IAS 23 (Revised) ‘Borrowing costs’ was issued in March 2007 and will be implemented prospectively from 1st January 2009. It requires borrowing costs attributable to the acquisition or construction of certain assets to be capitalised. The option currently taken by GSK of expensing such costs as incurred will no longer be available.

GSK Annual Report 2008 113
Financial statements
Notes to the financial statements continued

IAS 1 (Revised) ‘Presentation of financial statements’ was issued in September 2007 and will be effective from 1st January 2009. The amendments to the Standard mandate various presentation formats and disclosures, many of which are already adopted by GSK. Movements in equity will be presented in a Statement of changes in equity rather than as a note to the financial statements.
IFRS 2 (Revised) ‘Share-based payment’ was issued in January 2008. The revised Standard will apply retrospectively from 1st January 2009 and specifies that all cancellations of share-based payment arrangements, including those by an employee or other counterparty, should receive the same accounting treatment of requiring immediate recognition in the income statement of the charge that would otherwise have been recognised over the remainder of the service period.
The IASB’s annual improvements project was published in May 2008 and will be effective from 1st January 2009. The project makes minor amendments to a number of Standards on topics including investments in associates, intangible assets, borrowing costs and impairment of assets.
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
5 Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2008	2007	2006

Average rates:
£/US$	1.85	2.00	1.85
£/Euro	1.26	1.46	1.47
£/Yen	192	235	215

Period end rates:
£/US$	1.44	1.99	1.96
£/Euro	1.04	1.36	1.48
£/Yen	131	222	233

114 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

6 Segment information
The Group’s primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors consist of Pharmaceuticals and Consumer Healthcare. The geographical sectors of the USA, Europe and Rest of World reflect the Group’s most significant regional markets and are consistent with the Group’s regional market management reporting structure. Business sector data includes an allocation of corporate costs to each sector on an appropriate basis. There are no sales between business sectors. The Group’s activities are organised on a global basis. The geographical sector figures are influenced by the location of the Group’s operating resources, in particular manufacturing and research, and by variations over time in intra-Group trading and funding arrangements. Turnover is shown by business sector, by location of customer and by location of subsidiary. Operating profit is shown by business sector and by location of subsidiary. Other geographic information is given by location of subsidiary. Following a review of the strategic direction of the Group during the year, several entities have been reclassified from Europe to Rest of World. In addition, one entity in China has been reclassified from Pharmaceuticals to Consumer Healthcare. Comparative information has been restated onto a consistent basis.

		2007	2006
	2008	(restated)	(restated)
	£m	£m	£m

Turnover by business sector

Pharmaceuticals	20,381	19,163	20,013
Consumer Healthcare	3,971	3,553	3,212

Turnover	24,352	22,716	23,225

Profit by business sector

Pharmaceuticals	6,331	6,877	7,108
Consumer Healthcare	810	716	700

Operating profit	7,141	7,593	7,808
Finance income	313	262	287
Finance costs	(843)	(453)	(352)
Share of after tax profits of associates and joint ventures:
Pharmaceuticals	48	50	56
Consumer Healthcare	—	—	—

Profit before taxation	6,659	7,452	7,799
Taxation	(1,947)	(2,142)	(2,301)

Profit after taxation for the year	4,712	5,310	5,498

Property, plant and equipment and other intangible assets by business sector

Additions
Pharmaceuticals	2,173	2,562
Consumer Healthcare	138	327

Total additions	2,311	2,889

Depreciation/amortisation
Pharmaceuticals	(1,175)	(931)
Consumer Healthcare	(56)	(91)

Total depreciation/amortisation	(1,231)	(1,022)

Impairment
Pharmaceuticals	(391)	(216)
Consumer Healthcare	—	(2)

Total impairment	(391)	(218)

Impairment reversal
Pharmaceuticals	18	67
Consumer Healthcare	2	—

Total impairment reversal	20	67

GSK Annual Report 2008 115
Financial statements
Notes to the financial statements continued

6 Segment information continued

		2007
	2008	(restated)
	£m	£m

Investments in associates and joint ventures by business sector

Pharmaceuticals	552	329
Consumer Healthcare	—	—

Investment in associates and joint ventures	552	329

Total assets by business sector

Pharmaceuticals	25,060	20,221
Consumer Healthcare	3,966	3,187

Total operating assets	29,026	23,408
Investments in associates and joint ventures	552	329
Liquid investments	391	1,153
Derivative financial instruments	963	476
Cash and cash equivalents	5,623	3,379
Current and deferred taxation	2,836	2,254
Assets held for sale	2	4

Total assets	39,393	31,003

Total liabilities by business sector

Pharmaceuticals	(11,520)	(7,633)
Consumer Healthcare	(1,120)	(906)

Total operating liabilities	(12,640)	(8,539)
Short-term borrowings	(956)	(3,504)
Long-term borrowings	(15,231)	(7,067)
Derivative financial instruments	(754)	(270)
Current and deferred taxation	(1,494)	(1,713)

Total liabilities	(31,075)	(21,093)

Net assets by business sector

Pharmaceuticals	13,540	12,588
Consumer Healthcare	2,846	2,281

Net operating assets	16,386	14,869
Net debt	(10,173)	(6,039)
Investments in associates and joint ventures	552	329
Derivative financial instruments	209	206
Current and deferred taxation	1,342	541
Assets held for sale	2	4

Net assets	8,318	9,910

116 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

6 Segment information continued

		2007	2006
	2008	(restated)	(restated)
	£m	£m	£m

Turnover by location of customer

USA	9,746	10,168	11,102
Europe	8,262	7,107	6,905
Rest of World	6,344	5,441	5,218

Turnover	24,352	22,716	23,225

Turnover by location of subsidiary undertaking

USA	10,209	10,400	11,362
Europe	14,744	14,009	14,007
Rest of World	8,782	10,911	9,349

Turnover including inter-segment turnover	33,735	35,320	34,718

USA	398	341	339
Europe	5,671	6,042	6,337
Rest of World	3,314	6,221	4,817

Inter-segment turnover	9,383	12,604	11,493

USA	9,811	10,059	11,023
Europe	9,073	7,967	7,670
Rest of World	5,468	4,690	4,532

External turnover	24,352	22,716	23,225

Operating profit by location of subsidiary undertaking

USA	1,951	2,849	2,495
Europe	2,963	3,671	2,701
Rest of World	2,227	1,073	2,612

Operating profit	7,141	7,593	7,808

Property, plant and equipment and other intangible asset additions by location

USA	589	1,172
Europe	1,512	1,456
Rest of World	210	261

Total additions	2,311	2,889

Total assets by location

USA	8,147	6,125
Europe	15,584	12,812
Rest of World	5,610	5,106
Inter-segment trading balances	(315)	(635)

Total operating assets	29,026	23,408

GSK Annual Report 2008 117
Financial statements
Notes to the financial statements continued

6 Segment information continued

	2008	2007
	£m	£m

Net operating assets by location

USA	2,245	2,385
Europe	10,119	9,212
Rest of World	4,022	3,272

Net operating assets	16,386	14,869

UK segment
The UK is included in the Group’s Europe market region.

	2008	2007	2006
	£m	£m	£m

Turnover by location of customer	1,642	1,553	1,501

Turnover including inter-segment turnover	5,181	4,977	4,890
Inter-segment turnover	3,127	2,956	3,086

Turnover by location of subsidiary	2,054	2,021	1,804

Non-current assets	4,404	4,380

7 Major restructuring programmes
In October 2007, GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. Total costs for the implementation of the expanded programme are expected to be approximately £3.6 billion, to be incurred over the period from 2007 to 2011. Approximately 40% of these costs were incurred by 31st December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010. The programme is expected to deliver total annual pre-tax savings of up to £1.7 billion by 2011, with savings realised across the business. Costs of £1,084 million incurred in 2008 under the Operational Excellence programme have arisen in the following areas:
•	the commencement of the closure of a number of manufacturing sites, including Dartford and Crawley in the UK and Cidra in Puerto Rico, giving rise to asset write-downs, staff reductions and a foreign exchange loss on the liquidation of a subsidiary;

•	the adoption of more customised sales approaches, leading to staff reductions in a number of sales forces, principally in the USA;

•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure, and

•	projects to eliminate unnecessary processes and simplify continuing processes, leading to staff reductions in administrative and support functions.
In addition, costs of £34 million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

118 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

7 Major restructuring programmes continued
The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

	Asset	Staff	Other
2008	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(181)	(370)	(88)	(639)
Selling, general and administration	(2)	(177)	(125)	(304)
Research and development	(14)	(143)	(18)	(175)

Effect on operating profit	(197)	(690)	(231)	(1,118)
Net finance expense				(5)

Effect on profit before taxation				(1,123)
Effect on taxation				284

Effect on earnings				(839)

	Asset	Staff
2007	impairment	reductions	Total
	£m	£m	£m

Cost of sales	(77)	(34)	(111)
Selling, general and administration	(1)	(136)	(137)
Research and development	(28)	(62)	(90)

Effect on profit before taxation	(106)	(232)	(338)
Effect on taxation			77

Effect on earnings			(261)

Asset impairments of £197 million (2007 — £106 million) and other costs totalling £137 million (2007 — £nil) are non-cash items. All other charges have been or will be settled in cash.
These restructuring costs are reported in the major restructuring column of the Income statement on page 102. There were no costs related to major restructuring programmes in 2006. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £20 million (2007 — £92 million) are reported within ‘Results before major restructuring’.
The costs of the major restructuring programmes have arisen as follows:

	2008	2007
	£m	£m

Increase in provision for major restructuring programmes (see Note 29)	(740)	(220)
Amount of provision reversed unused (see Note 29)	7	—
Impairments to property, plant and equipment (see Note 17)	(197)	(106)
Foreign exchange loss recognised on liquidation of subsidiary	(84)	—
Other non-cash charges	(53)	—
Other cash costs	(51)	(12)
Net finance expense	(5)	—

Effect on profit before taxation	(1,123)	(338)

Other non-cash charges are principally accelerated depreciation arising where asset lives have been shortened as a result of the major restructuring programmes. Other cash costs include consultancy and project management fees, the termination of leases and site closure costs.

GSK Annual Report 2008 119
Financial statements
Notes to the financial statements continued

8 Other operating income

	2008	2007	2006
	£m	£m	£m

Royalty and milestone income	318	223	112
Impairment of equity investments	(63)	(19)	(14)
Disposal of equity investments	33	32	18
Disposal of other assets and legal settlements	260	181	151
Fair value adjustments on derivative financial instruments	(10)	41	29
Other income	3	17	11

	541	475	307

Royalty and milestone income is principally a core of recurring income from the out-licensing of intellectual property. Fair value adjustments on derivative financial instruments include movements on the now expired Quest collar and Theravance put and call options.
9 Operating profit

	2008	2007	2006
The following items have been included in operating profit:	£m	£m	£m

Employee costs (Note 10)	6,524	5,733	5,495
Advertising	805	744	759
Distribution costs	310	270	276
Depreciation of property, plant and equipment	920	796	732
Amortisation of intangible assets	311	226	226
Net foreign exchange (gains)/losses	(145)	(1)	36
Inventories:
Cost of inventories included in cost of sales	5,734	4,784	4,480
Write-down of inventories	258	265	146
Reversal of prior year write-down of inventories	(118)	(103)	(93)
Operating lease rentals:
Minimum lease payments	143	121	114
Contingent rents	15	13	11
Sub-lease payments	1	2	2
Fees payable to company’s auditor for the audit of parent company and consolidated financial statements	1.6	1.8	1.7
Fees payable to the company’s auditor and its associates for other services	17.6	14.5	15.9

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

	2008	2007	2006
Fees payable to the company’s auditor and its associates for other services	£m	£m	£m

Audit of accounts of the Group’s UK and overseas subsidiaries and related pension schemes of the company, pursuant to legislation	9.3	7.9	7.7
Other assurance services, pursuant to such legislation	2.9	2.9	4.4
Other tax services	2.5	2.5	1.9
All other services, including regulatory, compliance and treasury related services	2.9	1.2	1.9

	17.6	14.5	15.9

At 31st December 2008, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £4.5 million, comprising statutory audit £4.0 million, taxation services £0.4 million and other services £0.1 million.
In 2008, fees payable to PricewaterhouseCoopers LLP and its associates increased by 10% in CER terms.

Fees in respect of the GlaxoSmithKline pension schemes included above:

	2008	2007	2006
	£m	£m	£m

Audit	0.4	0.2	0.3
Other services	—	0.1	0.1

	0.4	0.3	0.4

120 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

10 Employee costs

	2008	2007	2006
	£m	£m	£m

Wages and salaries	4,640	4,444	4,363
Social security costs	653	527	461
Pension and other post-employment costs, including augmentations (Note 28)	505	313	377
Cost of share-based incentive plans	241	237	226
Severance and other costs from integration and restructuring activities	485	212	68

	6,524	5,733	5,495

In 2008, wages and salaries declined by 4% in CER terms.
The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The average number of persons employed by the Group (including	2008	2007	2006
Directors) during the year:	Number	Number	Number

Manufacturing	33,372	33,975	32,403
Selling, general and administration	52,115	53,707	53,665
Research and development	15,646	15,719	15,734

	101,133	103,401	101,802

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the Financial record on page 192. The average number of persons employed by GlaxoSmithKline plc in 2008 was nil (2007 — nil).
The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2008	2007	2006
	£m	£m	£m

Wages and salaries	17	16	15
Social security costs	1	1	1
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	12	15	14

	33	35	33

11 Finance income

	2008	2007	2006
	£m	£m	£m

Interest income arising from:
— cash and cash equivalents	107	98	168
— available-for-sale investments	31	49	35
— derivatives at fair value through profit or loss	159	79	59
— loans and receivables	22	27	21
Realised gains on liquid investments	2	1	1
Fair value adjustments on derivatives at fair value through profit or loss	4	—	4
Net investment hedge ineffectiveness	(13)	7	(2)
Unwinding of discounts on assets	1	1	1

	313	262	287

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest income arising from derivatives at fair value through profit or loss relates to swap interest income.

GSK Annual Report 2008 121
Financial statements
Notes to the financial statements continued

12 Finance costs

	2008	2007	2006
	£m	£m	£m

Interest expense arising on:
financial liabilities at amortised cost	(664)	(313)	(241)
derivatives at fair value through profit or loss	(165)	(121)	(73)
Fair value hedges:
fair value adjustments on derivatives designated as hedging instruments	92	10	(31)
fair value adjustments on hedged items	(90)	(8)	28
Fair value adjustments on other derivatives at fair value through profit or loss	—	6	1
Unwinding of discounts on provisions	(16)	(27)	(36)

	(843)	(453)	(352)

All derivatives at fair value through profit or loss except designated and effective hedging instruments are classified as held-for-trading financial instruments under IAS 39.
13 Associates and joint ventures

	2008	2007	2006
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	47	48	59
Share of after tax losses of other associates	(3)	(3)	(2)

	44	45	57
Share of after tax profits/(losses) of joint ventures	4	5	(1)

	48	50	56

Share of turnover of joint ventures	13	13	21
Sales to joint ventures and associates	9	9	18

Summarised income statement information in respect of the Group’s associates is set out below:

	2008	2007	2006
	£m	£m	£m

Total turnover:
Quest Diagnostics Inc.	3,919	3,352	3,389
Others	3	—	3

	3,922	3,352	3,392

Total profit:
Quest Diagnostics Inc.	314	170	317
Others	(7)	(3)	(2)

	307	167	315

122 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

14 Taxation

Taxation charge based on profits for the year	2008	2007	2006
	£m	£m	£m

UK corporation tax at the UK statutory rate	2,213	791	2,512
Less double taxation relief	(1,924)	(339)	(2,112)

	289	452	400
Overseas taxation	1,589	1,962	2,310

Current taxation	1,878	2,414	2,710
Deferred taxation	69	(272)	(409)

	1,947	2,142	2,301

Reconciliation of the taxation rate on Group profits	2008	2007	2006
	%	%	%

UK statutory rate of taxation	28.5	30.0	30.0
Overseas taxes	1.9	4.3	4.2
Benefit of special tax status	(2.4)	(3.6)	(5.2)
R&D credits	(1.3)	(1.5)	(1.3)
Intercompany stock profit	2.1	(0.8)	(1.9)
Impact of share based payments	0.7	0.6	0.5
Tax on profit of associates	(0.4)	(0.3)	(0.4)
Other differences	1.2	(0.3)	0.3
Prior year items	(1.6)	0.1	3.3
Restructuring	0.5	0.2	—

Tax rate	29.2	28.7	29.5

Additional UK corporation tax and double taxation relief in 2008 arise from dividends received from overseas subsidiaries.
The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the overall rate of tax is shown above. Profits arising from certain operations in Singapore, Puerto Rico and Ireland are accorded special status and are taxed at reduced rates compared with the normal rates of tax in these territories. The effect of this reduction in the taxation charge increased earnings per share by 2.8p in 2008, 4.9p in 2007 and 7.2p in 2006. The Group is required under IFRS to create a deferred tax asset in respect of unrealised intercompany profit arising on inventory held by the Group at the year-end by applying the tax rate of the country in which the inventory is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). As a result of this difference in accounting treatment the Group tax rate under IFRS increased by 2.1% in 2008 (2007 — 0.8% decrease, 2006 — 1.9% decrease) arising from changes in work-in-progress and finished goods.
The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Resolution of such issues is a continuing fact of life for GSK. The Group’s main open tax issues are in the USA, Canada and Japan.
In July, following discussions with HMRC, the Group settled substantially all outstanding UK tax issues for all periods up to and including 31st December 2006.
Following its audit of the period 2001 to 2003, the IRS issued Statutory Notices of Deficiency to GSK asserting income and withholding tax deficiencies, and associated penalties, arising from its reclassification of an intercompany financing arrangement in those years from debt to equity, and its consequent recharacterisation of the amounts paid as dividends subject to withholding tax under the US — UK treaty. All amounts due under the financing arrangement were paid on a timely basis, with the final payment made in April 2008. The IRS commenced its audit of the period 2004 to 2006 in June 2008 and is examining the issue for these years. GSK disagrees with the IRS position and, in August 2008, initiated actions in the United States Tax Court to contest the Statutory Notices of Deficiency. GSK estimates that the IRS claim for tax, penalties, and interest at 31st December 2008, net of federal tax relief, for 2001 to 2003 is $864 million. GSK believes that this claim has no merit and that no adjustment is warranted. If, contrary to GSK’s view, the IRS prevailed in its argument before a court in respect of the years 2001 to 2003, GSK would expect to have an additional liability for the five year period 2004-2008 in the amount of $1,059 million in tax, penalties, and interest at 31st December 2008, net of federal tax relief for those years. In the event that the company is not able to resolve this issue with the IRS, a court decision would not be expected before 2011.

GSK Annual Report 2008 123
Financial statements
Notes to the financial statements continued

14 Taxation continued
Lower courts in Japan have upheld claims by the tax authorities for Yen 39 billion (£177 million) relating to Japanese CFC legislation. The company has paid and fully provided for the full tax but is pursuing a claim for refund to the Japanese Supreme Court. In Canada a court decision in respect of transfer pricing in the early 1990s was completed in May 2008. GSK filed an appeal in June and a court date is awaited.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
No provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2008 is required in such a way that incremental tax will arise. The aggregate amount of these unremitted profits at the balance sheet date was approximately £28 billion (2007 — £31 billion).

Movement on current tax account	Payable	Recoverable	Net
	£m	£m	£m

At 1st January 2008	(826)	58	(768)
Exchange adjustments	(109)	15	(94)
Charge for the year	(1,687)	(191)	(1,878)
Cash paid	1,663	187	1,850
Transfer to/from deferred tax	138	—	138
Other movements	41	7	48

At 31st December 2008	(780)	76	(704)

Movement in deferred tax assets and liabilities

				Pensions &			Manu-		Share	Other
Deferred taxation asset/(liability)	Accelerated		Intra-	other post		Legal	facturing	Stock	option	net	Offset
	capital		group	retirement	Tax	& other	restruct-	valuation	and award	temporary	within
	allowances	Intangibles	profit	benefits	losses	disputes	uring	adjustments	schemes	differences	countries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax asset at 1st January 2008	4	94	1,140	458	137	170	108	18	101	640	(674)	2,196
Deferred tax liability at 1st January 2008	(596)	(782)	—	(2)	—	—	—	(127)	—	(54)	674	(887)

At 1st January 2008	(592)	(688)	1,140	456	137	170	108	(109)	101	586	—	1,309
Exchange adjustments	(44)	(145)	250	182	52	72	17	(55)	—	196	—	525
(Charge)/credit to income statement	(69)	61	(156)	52	(41)	3	83	(68)	6	60	—	(69)
Credit/(charge) to equity	—	—	—	441	—	—	—	—	(5)	6	—	442
Transfer to/from current tax	2	—	—	(69)	—	4	(46)	—	—	(29)	—	(138)
Acquisitions	—	(46)	—	—	25	—	—	—	—	(2)	—	(23)

At 31st December 2008	(703)	(818)	1,234	1,062	173	249	162	(232)	102	817	—	2,046

Deferred tax assets at 31st December 2008	23	152	1,234	1,062	196	249	162	15	102	830	(1,265)	2,760
Deferred tax liability at 31st December 2008	(726)	(970)	—	—	(23)	—	—	(247)	—	(13)	1,265	(714)

	(703)	(818)	1,234	1,062	173	249	162	(232)	102	817	—	2,046

The deferred tax charge to income relating to changes in tax rates is £18 million. All other deferred tax movements arise from the origination and reversal of temporary differences. Other net temporary differences include accrued expenses and other provisions.

124 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

14 Taxation continued
At 31st December 2008, the Group had recognised a deferred tax asset of £173 million (2007 — £137 million) in respect of income tax losses of approximately £566 million (2007 — £494 million). Of these losses, £142 million (2007 — £139 million) are due to expire between 2009—2019, £357 million (2007 — £327 million) are due to expire between 2020—2028 and £67 million (2007 — £28 million) are available indefinitely. At 31st December 2008, the Group had not recognised any deferred tax asset in respect of income tax losses of approximately £4,526 million (2007 — £3,688 million), of which £37 million (2007 — £62 million) are due to expire between 2009—2019, £66 million (2007 — £45 million) are due to expire between 2020—2028 and £4,423 million (2007 — £3,581 million) which are available indefinitely. The Group had capital losses at 31st December 2008 of approximately £5 billion in respect of which no deferred tax asset has been recognised. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.
15 Earnings per share

	2008	2007	2006
	pence	pence	pence

Basic earnings per share	88.6	94.4	95.5
Adjustment for major restructuring	16.1	4.7

Results before major restructuring earnings per share (basic)	104.7	99.1

Diluted earnings per share	88.1	93.7	94.5
Adjustment for major restructuring	16.0	4.6

Results before major restructuring earnings per share (diluted)	104.1	98.3

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares.
Adjusted earnings per share is calculated using results before major restructuring earnings. The calculation of results before major restructuring is described in Note 1 ‘Presentation of the financial statements’.
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
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2008	2007	2006
	millions	millions	millions

Basic	5,195	5,524	5,643
Dilution for share options	31	43	57

Diluted	5,226	5,567	5,700

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

GSK Annual Report 2008 125
Financial statements
Notes to the financial statements continued

16 Dividends

	First interim	Second interim	Third interim	Fourth interim	Total

2008

Total dividend (£m)	683	679	730	860	2,952
Dividend per share (pence)	13	13	14	17	57
Paid/payable	10th July 2008	9th October 2008	8th January 2009	9th April 2009

2007

Total dividend (£m)	670	667	708	859	2,904
Dividend per share (pence)	12	12	13	16	53
Paid	12th July 2007	11th October 2007	10th January 2008	10th April 2008

2006

Total dividend (£m)	619	620	671	785	2,695
Dividend per share (pence)	11	11	12	14	48
Paid	6th July 2006	5th October 2006	4th January 2007	12th April 2007

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2008 financial statements recognise those dividends paid in 2008, namely the third and fourth interim dividends for 2007 and the first and second interim dividends for 2008. The amounts recognised in each year are as follows:

	2008	2007	2006
	£m	£m	£m

Dividends to shareholders	2,929	2,793	2,598

17 Property, plant and equipment

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Cost at 1st January 2007	4,244	7,776	1,423	13,443
Exchange adjustments	143	229	61	433
Additions	140	401	1,042	1,583
Additions through business combinations	1	7	—	8
Disposals and write-offs	(20)	(309)	(16)	(345)
Reclassifications	134	418	(552)	—
Transfer to assets held for sale	(8)	(25)	(2)	(35)

Cost at 31st December 2007	4,634	8,497	1,956	15,087
Exchange adjustments	1,046	1,471	442	2,959
Additions	124	425	895	1,444
Additions through business combinations	13	7	—	20
Disposals and write-offs	(128)	(356)	(27)	(511)
Reclassifications	292	643	(944)	(9)
Transfer to assets held for sale	(2)	(1)	—	(3)

Cost at 31st December 2008	5,979	10,686	2,322	18,987

126 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

17 Property, plant and equipment continued

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Depreciation at 1st January 2007	(1,325)	(4,805)	—	(6,130)
Exchange adjustments	(45)	(125)	—	(170)
Provision for the year	(177)	(619)	—	(796)
Disposals and write-offs	10	242	—	252
Transfer to assets held for sale	3	17	—	20

Depreciation at 31st December 2007	(1,534)	(5,290)	—	(6,824)
Exchange adjustments	(385)	(914)	—	(1,299)
Provision for the year	(228)	(692)	—	(920)
Disposals and write-offs	85	265	—	350
Transfer to assets held for sale	—	1	—	1

Depreciation at 31st December 2008	(2,062)	(6,630)	—	(8,692)

Impairment at 1st January 2007	(141)	(231)	(11)	(383)
Exchange adjustments	(2)	(3)	(1)	(6)
Disposals and write-offs	7	32	5	44
Impairment losses	(29)	(53)	(82)	(164)
Reversal of impairments	43	16	8	67

Impairment at 31st December 2007	(122)	(239)	(81)	(442)

Exchange adjustments	(22)	(27)	(14)	(63)
Disposals and write-offs	50	67	27	144
Impairment losses	(70)	(176)	(20)	(266)
Reclassifications	—	(44)	44	—
Reversal of impairments	3	7	—	10

Impairment at 31st December 2008	(161)	(412)	(44)	(617)

Total depreciation and impairment at 31st December 2007	(1,656)	(5,529)	(81)	(7,266)

Total depreciation and impairment at 31st December 2008	(2,223)	(7,042)	(44)	(9,309)

Net book value at 1st January 2007	2,778	2,740	1,412	6,930

Net book value at 31st December 2007	2,978	2,968	1,875	7,821

Net book value at 31st December 2008	3,756	3,644	2,278	9,678

The net book value at 31st December 2008 of the Group’s land and buildings comprises freehold properties £3,510 million (2007 — £2,752 million), properties with leases of 50 years or more £185 million (2007 — £168 million) and properties with leases of less than 50 years £61 million (2007 — £58 million).
Included in land and buildings at 31st December 2008 are leased assets with a cost of £519 million (2007 — £424 million), accumulated depreciation of £263 million (2007 — £198 million), impairment of £8 million (2007 — £nil) and a net book value of £248 million (2007 — £226 million). Included in plant, equipment and vehicles at 31st December 2008 are leased assets with a cost of £77 million (2007 — £180 million), accumulated depreciation of £36 million (2007 — £81 million), and a net book value of £41 million (at 1st January 2008 — £99 million). Some lease agreements include renewal or purchase options or escalation clauses.

GSK Annual Report 2008 127
Financial statements

Notes to the financial statements continued

17 Property, plant and equipment continued
The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 8%, adjusted where appropriate for country specific risks. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 11%. The impairment losses have been charged through cost of sales (£209 million), R&D (£47 million) and SG&A (£10 million), and include £197 million (2007 — £106 million) arising from the major restructuring programmes.
Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.
18 Goodwill

		2008	2007
		£m	£m

Cost at 1st January		1,370	758
Exchange adjustments		437	81
Additions through business combinations		294	533
Impairments		—	(2)

Cost at 31st December		2,101	1,370

Net book value at 1st January		1,370	758

Net book value at 31st December		2,101	1,370

The additions in the year, translated at acquisition exchange rates, comprise £242 million on the acquisition of Sirtris Pharmaceuticals Inc. and £52 million on the acquisition of the BMS Egypt business. See Note 38, ‘Acquisitions and disposals’ for further details.

The carrying value of goodwill, translated at year-end exchange rates, is made up of balances arising on acquisition of the following companies:

		2008	2007
	Cash generating unit	£m	£m

Reliant Pharmaceuticals, Inc.	US Pharmaceuticals	485	356
ID Biomedical Corporation	Vaccines	404	367
Sirtris Pharmaceuticals, Inc.	Worldwide Pharmaceuticals	329	—
GlaxoSmithKline K.K.	Japan Pharmaceuticals	238	140
Domantis Limited	Worldwide Pharmaceuticals	181	181
CNS, Inc.	Consumer Healthcare	153	111
Polfa Poznan S.A.	Poland Pharmaceuticals	128	111
BMS Egypt	Emerging Markets Pharmaceuticals	48	—
Corixa Corporation	Vaccines	33	24
Others		102	80

		2,101	1,370

128 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

18 Goodwill continued
Goodwill is allocated to cash generating units which are tested for impairment at least annually. The valuations of the Worldwide Pharmaceuticals cash generating unit (for Sirtris Pharmaceuticals and Domantis) and the US Pharmaceuticals cash generating unit (for Reliant Pharmaceuticals) have both been prepared on a fair value less costs to sell basis, using turnover and earnings multiples derived from observed market data. In each case the value of goodwill inherent in the cash generating units is considerably in excess of the book values of the acquired goodwill.
The recoverable amounts of the other cash generating units are assessed using either a value in use or a fair value less costs to sell model. Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. The post-tax discount rate used is based on the Group WACC of 8%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is increased where specific country risks are sufficiently significant to have a material impact on the outcome of the impairment test. The Group WACC is equivalent to a pre-tax discount rate of approximately 11%. Where the impairment test indicates that the recoverable value of the unit is close to or below its carrying value, it is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude.
Fair value is calculated using a similar discounted cash flow approach based on the Group’s acquisition valuation model. A post-tax discount rate is applied to the projected risk-adjusted post-tax cash flows and terminal value.
Details relating to the discounted cash flow models used in the impairment tests of the other significant goodwill balances are as follows:

	Vaccines CGU	Japan Pharmaceuticals CGU	Consumer Healthcare CGU	Poland Pharmaceuticals CGU
	for ID Biomedical	for GlaxoSmithKline KK	for CNS	for Polfa Poznan

Valuation basis	Fair value less costs to sell	Fair value less costs to sell	Fair value less costs to sell	Value in use

Key assumptions	Sales growth rates Profit margins Discount rate	Sales growth rates Profit margins Discount rate	Sales growth rates Advertising and promotion investment Terminal growth rate	Sales growth rates Profit margins Discount rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Advertising and promotion investment based on historical levels adjusted for management’s view of support needed for innovation and expansion. Terminal growth rate based on management’s estimate of future long- term average growth rates.	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.

Period of specific projected cashflows	5 years	5 years	4 years	5 years

Discount rate	8%	8%	8%	8%

Terminal growth rate	2% p.a.	2% p.a.	3% p.a.	13% p.a. decline.

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets. The terminal growth rate used in the value in use calculation for the Poland Pharmaceuticals CGU reflects the impact of future generic competition and takes no account of new product launches. The Consumer Healthcare cash generating unit comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £1,794 million (2007 — £1,332 million) as detailed in Note 19 ‘Other intangible assets’.
In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

GSK Annual Report 2008 129
Financial statements
Notes to the financial statements continued

19 Other intangible assets

	Computer	Licences,	Amortised	Indefinite life
	software	patents, etc.	brands	brands	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2007	715	2,282	64	1,309	4,370
Exchange adjustments	9	128	(1)	44	180
Capitalised internal development costs	41	6	—	—	47
Additions through business combinations	1	670	—	—	671
Other additions	44	333	203	—	580
Disposals and asset write-offs	(8)	(26)	—	—	(34)
Transfer to assets held for sale	(1)	—	—	—	(1)

Cost at 31st December 2007	801	3,393	266	1,353	5,813
Exchange adjustments	110	738	65	371	1,284
Capitalised internal development costs	27	—	—	—	27
Additions through business combinations	—	171	—	—	171
Other additions	58	492	—	99	649
Disposals and asset write-offs	(2)	—	—	—	(2)
Reclassifications	9	—	—	—	9

Cost at 31st December 2008	1,003	4,794	331	1,823	7,951

Amortisation at 1st January 2007	(444)	(475)	(4)	—	(923)
Exchange adjustments	(8)	(13)	(1)	—	(22)
Provision for the year	(80)	(141)	(5)	—	(226)
Disposals and asset write-offs	1	7	—	—	8
Transfer to assets held for sale	1	—	—	—	1

Amortisation at 31st December 2007	(530)	(622)	(10)	—	(1,162)
Exchange adjustments	(75)	(168)	(3)	—	(246)
Provision for the year	(96)	(204)	(11)	—	(311)
Disposals and asset write-offs	3	(1)	—	—	2

Amortisation at 31st December 2008	(698)	(995)	(24)	—	(1,717)

Impairment at 1st January 2007	(24)	(109)	—	(21)	(154)
Exchange adjustments	—	(6)	—	—	(6)
Impairment losses	—	(54)	—	—	(54)
Disposals and asset write-offs	—	19	—	—	19

Impairment at 31st December 2007	(24)	(150)	—	(21)	(195)
Exchange adjustments	(1)	(46)	—	(8)	(55)
Impairment losses	(7)	(118)	—	—	(125)
Impairment reversals	—	10	—	—	10

Impairment at 31st December 2008	(32)	(304)	—	(29)	(365)

Total amortisation and impairment at 31st December 2007	(554)	(772)	(10)	(21)	(1,357)
Total amortisation and impairment at 31st December 2008	(730)	(1,299)	(24)	(29)	(2,082)

Net book value at 1st January 2007	247	1,698	60	1,288	3,293

Net book value at 31st December 2007	247	2,621	256	1,332	4,456

Net book value at 31st December 2008	273	3,495	307	1,794	5,869

130 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

19 Other intangible assets continued
Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

		Amortisation	Net impairment losses
	2008	2007	2008	2007
	£m	£m	£m	£m

Cost of sales	34	32	—	—
Selling, general and administration	181	123	25	3
Research and development	96	71	90	51

	311	226	115	54

The additions through business combinations in the year of £171 million comprise £106 million acquired with the acquisition of Sirtris Pharmaceuticals and £65 million acquired with the acquisition of BMS Egypt (see Note 38, ‘Acquisitions and disposals’). At 31st December 2008, the net book value included £795 million arising from the acquisition of Reliant Pharmaceuticals Inc. in 2007 and £654 million arising from the acquisition of ID Biomedical Corporation in 2005. It also included £132 million (2007 — £136 million) of internally generated costs of which £125 million (2007 — £130 million) related to computer software and £7 million (2007 — £6 million) related to compounds in development.
Amortised brands include OTC rights relating to alli, with a book value at 31st December 2008 of £294 million (2007 — £249 million).
Indefinite life brands comprise a portfolio of Consumer Healthcare products acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006. The book values of the major brands are as follows:

	2008	2007
	£m	£m

Panadol	411	330
Sensodyne	289	231
Breathe Right	216	165
Polident	123	98
Corega	109	87
Biotene	99	—
Poligrip	75	60
Solpadeine	60	57
Others	412	304

	1,794	1,332

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
Each brand is tested annually for impairment applying a fair value less costs to sell methodology, generally using four year post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax weighted average cost of capital of 8%, adjusted where appropriate for country-specific risks. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between 2% and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these brands.

GSK Annual Report 2008 131
Financial statements

Notes to the financial statements continued

20 Investments in associates and joint ventures

	Joint	Associated	2008	Joint	Associated	2007
	ventures	undertakings	Total	ventures	undertakings	Total
	£m	£m	£m	£m	£m	£m

At 1st January	15	314	329	16	279	295
Exchange adjustments	6	131	137	—	(4)	(4)
Additions	6	3	9	—	1	1
Transfer from other investments	—	39	39	—	—	—
Fair value adjustment	—	3	3	—	1	1
Retained profit/(loss) for the year	1	34	35	(1)	37	36

At 31st December	28	524	552	15	314	329

The principal associated undertaking is Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2008 of £463 million (2007 — £299 million) and a market value of £1,316 million (2007 — £970 million). At 31st December 2008, the Group owned 18.7% of Quest (2007 — 18.9%). Although the Group holds less than 20% of the ownership interest and voting control in Quest, the Group has the ability to exercise significant influence through both its significant shareholding and its nominated director’s active participation on the Quest Board of Directors and Board sub-committees.
The transfers from other investments relates to the Group’s holding in Chemocentryx, previously classified within Other investments, which increased during the year to 23.5%.
Summarised balance sheet information in respect of the Group’s associates is set out below:

	2008	2007
	£m	£m

Total assets:
Quest Diagnostics Inc.	5,836	4,305
Others	115	37

	5,951	4,342

Total liabilities:
Quest Diagnostics Inc.	(3,333)	(2,634)
Others	(20)	—

	(3,353)	(2,634)

Net assets	2,598	1,708

Group’s share of associates’ net assets	524	314

In 2002, GSK hedged part of the equity value of its holding in Quest Diagnostics Inc. through a series of variable sale forward contracts. The contracts (‘the equity collar’) were renewed in 2006 and were structured in five series, each over two million Quest shares, and were due to mature between 2010 and 2012. A second series of hedging contracts over an additional 10 million shares was entered into on 15th February 2007. These contracts were also structured in five series, each over two million Quest shares, and were due to mature between 2013 and 2015. During the year, these contracts held with Lehman Brothers Finance S.A., with respect to a total of 20 million Quest shares terminated with no material financial impact to GSK.
Investments in joint ventures comprise £36 million share of gross assets (2007 — £21 million) and £8 million share of gross liabilities (2007 — £6 million). These principally arise from 50% interests in two joint ventures, Shionogi-GlaxoSmithKline Holdings, L.P., which is developing specified chemical compounds, and GlaxoSmithKline Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, together with a 29% interest in another joint venture, Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical property risk.

132 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

21 Other investments

	2008	2007
	£m	£m

At 1st January	517	441
Exchange adjustments	129	12
Additions	87	206
Net fair value movements	(94)	(67)
Impairments	(65)	(31)
Transfer to associates	(39)	—
Disposals	(57)	(44)

At 31st December	478	517

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Equity investments are recorded as non-current assets unless they are expected to be sold within one year, in which case they are recorded as current assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £319 million (2007 — £413 million) that offer the Group the opportunity for return through dividend income and fair value gains.
On disposal of investments, fair value movements are reclassified from reserves to the income statement based on average cost for shares acquired at different times.
The impairment losses recorded in the tables above have been recognised in the income statement for the year within other operating income, together with amounts recycled from the fair value reserve on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement. At 31st December 2008 impaired assets with a fair value of £118 million (2007 — £90 million) are included in other investments.
The transfer to associates relates to the Group’s holding in Chemocentryx which increased during the year to 23.5%.
22 Other non-current assets

	2008	2007
	£m	£m

Amounts recoverable under insurance contracts	293	271
Pension schemes in surplus	39	255
Other receivables	247	161

	579	687

23 Inventories

	2008	2007
	£m	£m

Raw materials and consumables	1,127	1,105
Work in progress	1,295	771
Finished goods	1,634	1,186

	4,056	3,062

GSK Annual Report 2008 133
Financial statements

Notes to the financial statements continued

24 Trade and other receivables

	2008	2007
	£m	£m

Trade receivables	5,333	4,649
Prepaid pension contributions	1	1
Other prepayments and accrued income	294	238
Interest receivable	39	37
Employee loans and advances	63	55
Other receivables	535	515

	6,265	5,495

Trade receivables include £14 million (2007 — £8 million) due from associates and joint ventures.

Bad and doubtful debt provision	2008 £m	2007 £m

At 1st January	98	104
Exchange adjustments	29	6
Charge for the year	21	18
Subsequent recoveries of amounts provided for	(15)	(28)
Utilised	(4)	(2)

At 31st December	129	98

25 Cash and cash equivalents

	2008	2007
	£m	£m

Cash at bank and in hand	652	627
Short-term deposits	4,971	2,383
Commercial paper	—	369

	5,623	3,379

26 Assets held for sale

	2008	2007
	£m	£m

Land and buildings	2	3
Plant, equipment and vehicles	—	1

	2	4

134 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

27 Trade and other payables

	2008	2007
	£m	£m

Trade payables	1,153	931
Wages and salaries	946	812
Social security	148	116
Other payables	233	214
Deferred income	103	48
Customer return and rebate accruals	1,337	973
Other accruals	2,155	1,767

	6,075	4,861

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
28 Pensions and other post-employment benefits

Pension and other post-employment costs	2008 £m	2007 £m	2006 £m

UK pension schemes	236	108	159
US pension schemes	60	24	35
Other overseas pensions schemes	87	89	91
Unfunded post-retirement healthcare schemes	118	90	91
Other post-employment costs	4	2	1

	505	313	377

Analysed as:
Funded defined benefit/hybrid pension schemes	318	171	237
Unfunded defined benefit pension schemes	23	17	19
Unfunded post-retirement healthcare schemes	118	90	91

Defined benefit schemes	459	278	347
Defined contribution pension schemes	42	33	29
Other post-employment costs	4	2	1

	505	313	377

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	179	72	74
Selling, general and administration	160	129	175
Research and development	120	77	98

	459	278	347

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees.
These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some ‘hybrid’ defined benefit schemes also include defined contribution sections.

GSK Annual Report 2008 135
Financial statements

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued
Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.
Actuarial movements in the year are recognised through the statement of recognised income and expense. The UK and US discount rates are derived from AA rated corporate bond yields and are intended to reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to longer term government bond yields to give the expected rate of return on equities. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the PA92 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the medium cohort (i.e. improvements at recently observed higher levels which are assumed to continue to 2020) with minimum improvements thereafter of 1% per year for males and 0.5% for females. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.
The mortality assumptions for the UK and US schemes were reviewed in 2007 and updated in 2008. GSK expects to review these again in 2009.
The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2028 for an individual then at the age of 60 is as follows:

	UK		USA
	Male	Female	Male	Female
	Years	Years	Years	Years

Current	26.8	28.1	24.5	26.2
Projected for 2028	29.3	30.0	25.9	27.0

The assets of funded schemes are generally held in separately administered trusts or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. Following an asset liability study in 2007, the Group decided to adopt a strategy to reduce gradually the allocation of investment in equities. In the UK it is proposed that the strategy will be linked to the funding levels in the schemes and this will be considered further with the trustees of the UK schemes in 2009. The target allocation of equities and property in the US scheme was reduced from 80% of the total to 60% in 2008.
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
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	UK			USA			Rest of World
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	3.90	4.25	4.25	4.50	5.00	5.00	3.10	3.25	3.25
Discount rate	6.20	5.75	5.00	6.00	6.00	5.75	5.00	4.75	4.25
Expected pension increases	2.90	3.25	3.00	n/a	n/a	n/a	2.10	2.00	2.00
Cash balance credit/conversion rate	n/a	n/a	n/a	4.50	4.75	4.75	1.20	1.60	1.75
Inflation rate	2.70	3.25	3.00	2.50	2.50	2.50	1.70	1.75	1.75

136 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

28 Pensions and other post-employment benefits continued
The amounts recorded in the income statement and statement of recognised income and expense for the three years ended 31st December 2008 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2008	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	126	61	59	246	30
Past service cost	—	10	2	12	4
Expected return on pension scheme assets	(442)	(144)	(47)	(633)	—
Interest on scheme liabilities	377	121	53	551	62
Settlements and curtailments	175	12	(22)	165	22

	236	60	45	341	118

Actuarial (losses)/gains recorded in the statement of recognised income and expense	(776)	(576)	(82)	(1,434)	64

The amounts included with settlements and curtailments include £208 million of augmentation costs arising from major restructuring programmes (see Note 29 ‘Other provisions’).

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2007	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	138	60	57	255	30
Past service cost	—	(7)	1	(6)	—
Expected return on pension scheme assets	(389)	(141)	(37)	(567)	—
Interest on scheme liabilities	335	107	41	483	54
Settlements and curtailments	24	5	(6)	23	6

	108	24	56	188	90

Actuarial gains recorded in the statement of recognised income and expense	523	66	43	632	39

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2006	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	135	66	56	257	48
Past service cost	33	—	(2)	31	—
Expected return on pension scheme assets	(333)	(142)	(30)	(505)	—
Interest on scheme liabilities	307	113	42	462	57
Settlements and curtailments	17	(2)	(4)	11	(14)

	159	35	62	256	91

Actuarial gains recorded in the statement of recognised income and expense	111	169	10	290	139

The total actuarial losses recorded in the statement of recognised income and expense since 1st January 2003 amount to £1,388 million.

GSK Annual Report 2008 137
Financial statements

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

		UK		USA	Rest of World		Group

					Average
At 31st December 2008	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	7.75	3,334	8.25	838	7.00	211	4,383
Property	6.75	331	7.25	259	6.75	22	612
Bonds	4.75	2,430	5.25	893	3.25	598	3,921
Other assets	2.75	40	1.50	26	4.25	306	372

Fair value of assets		6,135		2,016		1,137	9,288
Present value of scheme obligations		(6,885)		(2,738)		(1,357)	(10,980)

		(750)		(722)		(220)	(1,692)
Unrecognised past service cost		—		—		1	1
Restriction on surplus		—		—		(6)	(6)

Recognised on the balance sheet		(750)		(722)		(225)	(1,697)

Included in other non-current assets		—		—		39	39
Included in pensions and other post-employment benefits		(750)		(722)		(264)	(1,736)

		(750)		(722)		(225)	(1,697)

Actual return on plan assets		(1,249)		(470)		(87)	(1,806)

		UK		USA		Rest of World	Group

				Average
At 31st December 2007	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,578	8.50	1,446	7.50	223	6,247
Property	7.00	338	7.50	213	7.00	20	571
Bonds	5.00	2,322	5.00	335	4.00	430	3,087
Other assets	6.00	55	4.75	10	4.25	212	277

Fair value of assets		7,293		2,004		885	10,182
Present value of scheme obligations		(7,371)		(1,945)		(1,022)	(10,338)

		(78)		59		(137)	(156)

Included in other non-current assets		10		215		30	255
Included in pensions and other post-employment benefits		(88)		(156)		(167)	(411)

		(78)		59		(137)	(156)

Actual return on plan assets		557		187		19	763

138 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

		UK		USA	Rest of World		Group

					Average
At 31st December 2006	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,218	8.50	1,412	7.25	205	5,835
Property	7.00	210	7.50	169	6.75	11	390
Bonds	4.50	2,026	5.50	324	3.50	351	2,701
Other assets	5.00	100	5.00	48	3.75	174	322

Fair value of assets		6,554		1,953		741	9,248
Present value of scheme obligations		(7,444)		(1,949)		(952)	(10,345)

		(890)		4		(211)	(1,097)

Included in other non-current assets		—		160		19	179
Included in pensions and other post-employment benefits		(890)		(156)		(230)	(1,276)

		(890)		4		(211)	(1,097)

Actual return on plan assets		560		310		56	926

GSK Annual Report 2008 139
Financial statements

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits

	UK	USA	Rest of World	Group	Group
Movements in defined benefit obligations	£m	£m	£m	£m	£m

Obligations at 1st January 2006	(7,054)	(2,150)	(922)	(10,126)	(1,308)
Exchange adjustments	—	267	30	297	151
Service cost	(168)	(66)	(54)	(288)	(48)
Interest cost	(307)	(113)	(42)	(462)	(57)
Settlements and curtailments	(17)	2	12	(3)	14
Actuarial (losses)/gains	(116)	1	(16)	(131)	139
Scheme participants’ contributions	(11)	—	(3)	(14)	(8)
Benefits paid	229	110	43	382	54

Obligations at 31st December 2006	(7,444)	(1,949)	(952)	(10,345)	(1,063)

Exchange adjustments	—	34	(80)	(46)	9
Service cost	(138)	(53)	(58)	(249)	(30)
Interest cost	(335)	(107)	(41)	(483)	(54)
Settlements and curtailments	(24)	(5)	4	(25)	(6)
Actuarial gains	355	20	61	436	39
Scheme participants’ contributions	(38)	—	(5)	(43)	--
Benefits paid	253	115	49	417	44
Transfers to other provisions	—	—	—	—	89

Recognised on the balance sheet at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(972)
Unrecognised past service cost	—	—	—	—	(47)

Obligations at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

Exchange adjustments	—	(753)	(353)	(1,106)	(351)
Service cost	(126)	(71)	(61)	(258)	(28)
Interest cost	(377)	(121)	(53)	(551)	(62)
Settlements and curtailments	(175)	(12)	19	(168)	(16)
Actuarial gains	915	38	58	1,011	64
Scheme participants’ contributions	(33)	—	(5)	(38)	(9)
Benefits paid	282	126	60	468	53
Transfers	—	—	—	—	14

Obligations at 31st December 2008	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)
Unrecognised past service cost	—	—	1	1	51

Recognised on the balance sheet at 31st December 2008	(6,885)	(2,738)	(1,356)	(10,979)	(1,303)

The UK defined benefit schemes include defined contribution sections with obligations totalling £553 million at 31st December 2008 (2007 — £693 million, 2006 — £609 million).
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 9.0% (2007 — 8.5%), reducing by 0.5% per year to 5% in 2017 and thereafter. During 2007, the US post-retirement healthcare scheme was amended. The main change was an increase in the cap on company costs. At 31st December 2008 the US plan obligation was £1,223 million (2007 — £879 million; 2006 — £927 million). However, in accordance with IAS 19 the unvested part of a benefit improvement is not recognised immediately on the balance sheet but is recognised gradually through the income statement. At 31st December 2008, the unrecognised amount of £51 million primarily relates to the effect of this change in the US post-retirement scheme. At 31st December 2007, the past service cost not recognised from this scheme amounted to £47 million.

140 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

28 Pensions and other post-employment benefits continued
The defined benefit pension obligation is analysed as follows:

	2008	2007	2006
	£m	£m	£m

Funded	(10,662)	(10,079)	(10,099)
Unfunded	(318)	(259)	(246)

	(10,980)	(10,338)	(10,345)

Post-retirement benefits are unfunded.

					Post-retirement
	Pensions				benefits

	UK	USA	Rest of World	Group	Group
Movements in fair values of assets	£m	£m	£m	£m	£m
—
Assets at 1st January 2006	5,744	1,976	657	8,377	—
Exchange adjustments	—	(255)	(30)	(285)	—
Expected return on assets	333	142	30	505	—
Settlements and curtailments	—	—	(8)	(8)	—
Actuarial gains	227	168	26	421	—
Employer contributions	468	32	106	606	46
Scheme participants’ contributions	11	—	3	14	8
Benefits paid	(229)	(110)	(43)	(382)	(54)

Assets at 31st December 2006	6,554	1,953	741	9,248	—

Exchange adjustments	—	(29)	68	39	—
Expected return on assets	389	141	37	567	—
Settlements and curtailments	—	—	2	2	—
Actuarial gains	168	46	(18)	196	—
Employer contributions	397	8	99	504	41
Scheme participants’ contributions	38	—	5	43	3
Benefits paid	(253)	(115)	(49)	(417)	(44)

Assets at 31st December 2007	7,293	2,004	885	10,182	—

Exchange adjustments	—	598	298	896	—
Expected return on assets	442	144	47	633	—
Settlements and curtailments	—	—	3	3	—
Actuarial losses	(1,691)	(614)	(134)	(2,439)	—
Employer contributions	340	10	93	443	44
Scheme participants’ contributions	33	—	5	38	9
Benefits paid	(282)	(126)	(60)	(468)	(53)

Assets at 31st December 2008	6,135	2,016	1,137	9,288	—

The UK defined benefit schemes include defined contribution sections with account balances totalling £553 million at 31st December 2008 (2007 — £693 million, 2006 — £609 million).
During 2008, the Group made special funding contributions to the UK pension schemes totalling £200 million (2007 — £285 million to the UK pension schemes) of which £166 million related to a prepayment of any contributions that would be due in 2009. In 2006, GSK formalised an agreement with the trustees of the UK defined benefit pension schemes to make additional contributions each year in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then pension deficits in the funded schemes on an IAS 19 basis. GSK has also committed to eliminate any future deficits that arise over a rolling five-year period. This agreement will be reviewed during 2009.
Employer contributions for 2009, including special funding contributions, are estimated to be approximately £900 million in respect of defined benefit pension schemes and £55 million in respect of post-retirement benefits.

GSK Annual Report 2008 141
Financial statements

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits

	UK	USA	Rest of World	Group	Group
History of experience gains and losses	£m	£m	£m	£m	£m

2008
Experience losses of scheme assets (£m)	(1,691)	(614)	(134)	(2,439)
Percentage of scheme assets at 31st December 2008	28%	30%	12%	26%

Experience (losses)/gains of scheme liabilities (£m)	(148)	2	1	(145)	(14)
Percentage of scheme obligations at 31st December 2008	2%	—	—	1%	1%

Fair value of assets	6,135	2,016	1,137	9,288	—
Present value of scheme obligations	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)

Deficits in the schemes	(750)	(722)	(220)	(1,692)	(1,354)

2007
Experience gains/(losses) of scheme assets (£m)	168	46	(18)	196
Percentage of scheme assets at 31st December 2007	2%	2%	2%	2%

Experience gains/(losses) of scheme liabilities (£m)	33	(30)	6	9	—
Percentage of scheme obligations at 31st December 2007	—	2%	1%	—	—

Fair value of assets	7,293	2,004	885	10,182	—
Present value of scheme obligations	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

(Deficits)/surpluses in the schemes	(78)	59	(137)	(156)	(1,019)

2006
Experience gains of scheme assets (£m)	227	168	26	421
Percentage of scheme assets at 31st December 2006	3%	9%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(37)	(16)	(42)	(95)	17
Percentage of scheme obligations at 31st December 2006	—	1%	4%	1%	2%

Fair value of assets	6,554	1,953	741	9,248	—
Present value of scheme obligations	(7,444)	(1,949)	(952)	(10,345)	(1,063)

(Deficits)/surpluses in the schemes	(890)	4	(211)	(1,097)	(1,063)

2005
Experience gains of scheme assets (£m)	647	3	35	685
Percentage of scheme assets at 31st December 2005	11%	—	5%	8%

Experience losses of scheme liabilities (£m)	(94)	(10)	(35)	(139)	(4)
Percentage of scheme obligations at 31st December 2005	1%	—	4%	1%	—

Fair value of assets	5,744	1,976	657	8,377	—
Present value of scheme obligations	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Deficits in the schemes	(1,310)	(174)	(265)	(1,749)	(1,308)

2004
Experience gains of scheme assets (£m)	196	86	23	305
Percentage of scheme assets at 31st December 2004	4%	5%	4%	5%

Experience (losses)/gains of scheme liabilities (£m)	(25)	(5)	(18)	(48)	47
Percentage of scheme obligations at 31st December 2004	—	—	2%	1%	5%

Fair value of assets	4,561	1,638	547	6,746	—
Present value of scheme obligations	(5,735)	(1,750)	(761)	(8,246)	(1,005)

Deficits in the schemes	(1,174)	(112)	(214)	(1,500)	(1,005)

142 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

28 Pensions and other post-employment benefits continued
Sensitivity analysis
Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:

£m

A 0.25% decrease in discount rate would have the following approximate effect:
Increase in annual pension cost	4
Increase in annual post-retirement benefits cost	1
Increase in pension obligation	349
Increase in post-retirement benefits obligation	44

A one year increase in life expectancy would have the following approximate effect:
Increase in annual pension cost	18
Increase in annual post-retirement benefits cost	4
Increase in pension obligation	232
Increase in post-retirement benefits obligation	51

A 0.25% decrease in expected rates of returns on assets would have the following approximate effect:
Increase in annual pension cost	22

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:
Increase in annual post-retirement benefits cost	5
Increase in post-retirement benefits obligation	43

A 0.25% increase in inflation would have the following approximate effect:
Increase in annual pension cost	22
Increase in pension obligation	265

29 Other provisions

				Integration
	Legal	Major	Employee	and
	and other	restructuring	related	manufacturing	Other
	disputes	programmes	provisions	re-organisation	provisions	Total
	£m	£m	£m	£m	£m	£m

At 1st January 2008	1,152	246	234	116	179	1,927
Exchange adjustments	424	91	48	13	42	618
Charge for the year	719	740	55	9	2	1,525
Reversed unused	(149)	(7)	(16)	(14)	(30)	(216)
Unwinding of discount	8	5	—	—	3	16
Utilised	(251)	(215)	(67)	(34)	(14)	(581)
Transfer to pensions obligations	—	(208)	—	—	—	(208)
Reclassifications and other movements	—	—	14	—	4	18

At 31st December 2008	1,903	652	268	90	186	3,099

To be settled within one year	695	606	68	54	31	1,454
To be settled after one year	1,208	46	200	36	155	1,645

At 31st December 2008	1,903	652	268	90	186	3,099

GSK Annual Report 2008 143
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
The charge for the year included a charge of £278 million announced in January 2009 related to the US investigation into GSK’s marketing and promotional practices which originated in Colorado. The discount on these provisions decreased by £61 million in 2008 (2007 — £10 million decreased) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2008 includes a decrease of £64 million arising from a change in the discount rate in the year. A number of products have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.
At 31st December 2008, it is expected that £112 million (2007 — £89 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within current and non-current assets. For a discussion of legal issues, refer to Note 44 ‘Legal proceedings’.
Major restructuring programmes
In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations (see Note 7 ‘Major restructuring programmes’). A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. Total costs for the implementation of the expanded programme are now expected to be approximately £3.6 billion, to be incurred over the period from 2007 to 2011.
Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected. No provision is made for staff severance payments that are made immediately.
Approximately 40% of the costs were incurred by 31st December 2008, and approximately 35% are expected to be incurred in 2009, 20% in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs. Uncertainties exist over the exact amount and timing of cash outflows, as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2009 and 2010.
In addition, costs of £34 million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.
Pension augmentations arising from staff redundancies of £208 million have been charged during the year and then transferred to the pension obligations provision as shown in Note 28 ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17 ‘Property, plant and equipment’.
Employee related provisions
Employee related provisions includes the exchange offer incentive programme which operated at the time of the merger to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options. The incentive is paid either when employees exercise the relevant options, or when the options lapse, up to 2010. There is no impact of discounting on this provision in 2008 (2007 increased by £7 million), which was calculated using risk-free rates of return. The Group also provides certain medical benefits to disabled employees and their spouses in the USA. At 31st December 2008, the provision for these benefits amounted to £115 million. Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Integration and manufacturing re-organisation
The Group has recognised costs in previous years in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Implementation of the integration following the merger is substantially complete. Costs recognised in the remaining merger integration provision in respect of identified severances are expected to be settled in 2009. Other smaller cost-saving initiatives since the merger are now included within this category.

144 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

30 Other non-current liabilities

	2008	2007
	£m	£m

Accruals and deferred income	96	68
Other payables	331	300

	427	368

31 Contingent liabilities
At 31st December 2008, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £134 million (2007 — £92 million). At 31st December 2008, £12 million (2007 — £7 million) of financial assets were pledged as collateral for contingent liabilities. For discussions of tax and legal issues, refer to Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.
32 Net debt

		2008	2007
	Listing exchange	£m	£m

Current assets:
Liquid investments		391	1,153
Cash and cash equivalents		5,623	3,379

		6,014	4,532

Short-term borrowings:
3.25% € European Medium Term Note 2009	London Stock Exchange	(481)	—
3.375% € European Medium Term Note 2008	London Stock Exchange	—	(736)
4.875% £ European Medium Term Note 2008	London Stock Exchange	—	(497)
Commercial paper		—	(2,064)
Bank loans and overdrafts		(426)	(161)
Other loans		(1)	(6)
Obligations under finance leases		(48)	(40)

		(956)	(3,504)

Long-term borrowings:
3.25% € European Medium Term Note 2009	London Stock Exchange	—	(368)
US$ Floating rate Note 2010	New York Stock Exchange	(694)	—
3.00% € European Medium Term Note 2012	London Stock Exchange	(718)	(548)
5.125% € European Medium Term Note 2012	London Stock Exchange	(2,154)	(1,645)
4.85% US$ US Medium Term Note 2013	New York Stock Exchange	(1,728)	—
4.375% US $ US Medium Term Note 2014	London Stock Exchange	(1,146)	(746)
5.625% € European Medium Term Note 2017	London Stock Exchange	(1,193)	(912)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,901)	—
4.00%€ European Medium Term Note 2025	London Stock Exchange	(709)	(542)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(979)	(978)
5.375% US $ US Medium Term Note 2034	London Stock Exchange	(344)	(249)
6.375% US $ US Medium Term Note 2038	New York Stock Exchange	(1,888)	—
6.375% £ European Medium Term Note 2039	London Stock Exchange	(693)	—
5.25% £ European Medium Term Note 2042	London Stock Exchange	(984)	(984)
Loan stock		(8)	(9)
Bank loans		(1)	(1)
Other loans and private financing		(3)	(2)
Obligations under finance leases		(88)	(83)

		(15,231)	(7,067)

Net debt		(10,173)	(6,039)

GSK Annual Report 2008 145
Financial statements

Notes to the financial statements continued

32 Net debt continued
Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2008, they included government bonds and US Treasury notes. The effective interest rate on liquid investments at 31st December 2008 was approximately 5.5% (2007 — approximately 4.9%). Liquid investment balances at 31st December 2008 earning interest at floating and fixed rates amount to £1 million and £390 million, respectively (2007 — £868 million and £285 million).
The effective interest rate on cash and cash equivalents at 31st December 2008 was approximately 1.8% (2007 — approximately 5.0%). Cash and cash equivalents balances at 31st December 2008 earning interest at floating and fixed rates amount to £5,520 million and £4 million, respectively (2007 — £3,257 million and £36 million).
GSK has tightened its criteria for holding cash equivalents and liquid investments in response to the credit crisis. GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.
Short-term borrowings
Commercial paper comprises a US $10 billion programme, of which $nil (£nil) was in issue at 31st December 2008
(2007 — $4.1 billion (£2.1 billion)), backed up by committed facilities of 364 days duration of $3.9 billion (£2.7 billion)
(2007 — $5 billion (£2.5 billion)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.
The weighted average interest rate on current bank loans and overdrafts at 31st December 2008 was 1.59% (2007 — 4.85%).
Long-term borrowings
At the year-end, GSK had long-term borrowings of £15.2 billion (2007 — £7.1 billion) of which £9.8 billion (2007 — £4.4 billion) falls due in more than five years.
Long-term borrowings repayable after five years carry interest at effective rates between 3.51% and 6.38%. The repayment dates range from 2014 to 2042. The average effective interest rate of all notes at 31st December 2008 was approximately 5.0% (2007 — approximately 4.7%).
Secured liabilities
GSK had no loans secured by charges on non-current and current assets in the year (2007 — £nil). The Group has pledged investments in US Treasury Notes with a par value of $198 million (2007 — $220 million) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’.

Finance lease obligations	2008 £m	2007 £m

Rental payments due within one year	53	45
Rental payments due between one and two years	39	40
Rental payments due between two and three years	30	26
Rental payments due between three and four years	17	11
Rental payments due between four and five years	6	5
Rental payments due after five years	9	10

Total future rental payments	154	137
Future finance charges	(18)	(14)

Total finance lease obligations	136	123

Finance lease obligations at 31st December 2008 bearing interest at floating and fixed rates amount to £98 million and £38 million, respectively (2007 — £94 million and £29 million).

146 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

33 Share capital and share premium account

			Share
	Ordinary Shares of 25p each		premium
	Number	£m	£m

Share capital authorised
At 31st December 2006	10,000,000,000	2,500
At 31st December 2007	10,000,000,000	2,500
At 31st December 2008	10,000,000,000	2,500

Share capital issued and fully paid
At 1st December 2006	5,962,851,256	1,491	549
Issued under share option schemes	28,750,592	7	309

At 31st December 2006	5,991,601,848	1,498	858
Issued under share option schemes	37,307,678	9	408
Share capital purchased and cancelled	(16,322,500)	(4)	—

At 31st December 2007	6,012,587,026	1,503	1,266
Issued under share option schemes	5,640,119	2	60
Share capital purchased and cancelled	(356,910,908)	(90)	—

At 31st December 2008	5,661,316,237	1,415	1,326

	31st December	31st December
	2008	2007

Number (‘000) of shares issuable under outstanding options (Note 42)	220,459	218,182

Number (‘000) of unissued shares not under option	4,118,225	3,769,231

At 31st December 2008, of the issued share capital, 128,969,260 shares were held in the ESOP Trust, 474,194,158 shares were held as Treasury shares and 5,058,152,819 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trust are disclosed in Note 42, ‘Employee share schemes’. Share capital purchased and cancelled in 2008 includes the cancellation of 30 million of previously acquired Treasury shares.
A total of £15.3 billion has been spent by the company between 1st January 2001 and 31st December 2008 on buying its own shares for cancellation or to be held as Treasury shares.
£3.7 billion was spent on repurchases in 2008 and a total of £6.2 billion has been repurchased under the current £12 billion share buy-back programme. There have been no purchases since 31st December 2008 under this programme and GSK does not expect to make significant share repurchases in 2009.
The table below sets out the monthly purchases under the share buy-back programme:

		Average share price excluding
	Number of shares	commission and stamp duty
Month	000	£

January 2008	—	—
February 2008	41,199	11.16
March 2008	49,745	10.49
April 2008	42,180	11.02
May 2008	40,685	11.30
June 2008	50,356	11.02
July 2008	48,024	11.86
August 2008	7,337	12.55
September 2008	16,150	12.31
October 2008	2,195	11.60
November 2008	17,418	11.61
December 2008	11,622	11.84

Total	326,911	11.28

All of the shares purchased in 2008 have been cancelled. For details of substantial shareholdings refer to ‘Substantial shareholdings’ on page 187.

GSK Annual Report 2008 147
Financial statements

Notes to the financial statements continued

34 Movements in equity

	Shareholders’ equity
	Share	Share	Retained	Other		Minority	Total
	capital	premium	earnings	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2006	1,491	549	5,579	(308)	7,311	259	7,570
Recognised income and expense for the year	—	—	5,248	59	5,307	88	5,395
Changes in minority shareholdings	—	—	—	—	—	2	2
Distributions to minority shareholders	—	—	—	—	—	(87)	(87)
Dividends to shareholders	—	—	(2,598)	—	(2,598)	—	(2,598)
Ordinary Shares issued	7	309	—	—	316	—	316
Ordinary Shares purchased and held as Treasury shares	—	—	(1,348)	—	(1,348)	—	(1,348)
Ordinary Shares transferred by ESOP Trusts	—	—	—	151	151	—	151
Write-down of shares held by ESOP Trusts	—	—	(163)	163	—	—	—
Share-based incentive plans	—	—	226	—	226	—	226
Tax on share based incentive plans	—	—	21	—	21	—	21

At 31st December 2006	1,498	858	6,965	65	9,386	262	9,648
Recognised income and expense for the year	—	—	6,104	(92)	6,012	122	6,134
Distributions to minority shareholders	—	—	—	—	—	(77)	(77)
Dividends to shareholders	—	—	(2,793)	—	(2,793)	—	(2,793)
Ordinary Shares issued	9	408	—	—	417	—	417
Ordinary Shares purchased and cancelled	(4)	—	(213)	4	(213)	—	(213)
Ordinary Shares purchased and held as Treasury shares	—	—	(3,537)	—	(3,537)	—	(3,537)
Ordinary Shares acquired by ESOP Trusts	—	—	—	(26)	(26)	—	(26)
Ordinary Shares transferred by ESOP Trusts	—	—	—	116	116	—	116
Write-down of shares held by ESOP Trusts	—	—	(292)	292	—	—	—
Share-based incentive plans	—	—	237	—	237	—	237
Tax on share-based incentive plans	—	—	4	—	4	—	4

At 31st December 2007	1,503	1,266	6,475	359	9,603	307	9,910
Recognised income and expense for the year	—	—	4,723	(53)	4,670	159	4,829
Distributions to minority shareholders	—	—	—	—	—	(79)	(79)
Dividends to shareholders	—	—	(2,929)	—	(2,929)	—	(2,929)
Ordinary Shares issued	2	60	—	—	62	—	62
Ordinary Shares purchased and cancelled	(90)	—	(3,706)	90	(3,706)	—	(3,706)
Ordinary Shares acquired by ESOP Trusts	—	—	—	(19)	(19)	—	(19)
Ordinary Shares transferred by ESOP Trusts	—	—	—	10	10	—	10
Write-down of shares held by ESOP Trusts	—	—	(181)	181	—	—	—
Share-based incentive plans	—	—	241	—	241	—	241
Tax on share-based incentive plans	—	—	(1)	—	(1)	—	(1)

At 31st December 2008	1,415	1,326	4,622	568	7,931	387	8,318

148 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

34 Movements in equity continued
Retained earnings and other reserves amounted to £5,190 million at 31st December 2008 (2007 — £6,834 million, 2006 — £7,030 million) of which £391 million (2007 — £218 million, 2006 — £185 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is shown below in the following table:

		Net translation exchange included in:
					Total
		Fair value	Retained	Minority	translation
		reserve	earnings	interest	exchange
		£m	£m	£m	£m

At 1st January 2006		14	272	(69)	217
Exchange movements on overseas net assets		(5)	(331)	(23)	(359)

At 31st December 2006		9	(59)	(92)	(142)
Exchange movements on overseas net assets		—	394	17	411

At 31st December 2007		9	335	(75)	269
Exchange movements on overseas net assets		1	952	64	1,017
Recycling of exchange on liquidation of overseas subsidiary		—	84	—	84

At 31st December 2008		10	1,371	(11)	1,370

The analysis of other reserves is as follows:

	ESOP Trust	Fair value	Cash flow	Other
	shares	reserve	hedge reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2006	(2,313)	76	(1)	1,930	(308)
Transferred to income and expense in the year on disposals	—	(19)	—	—	(19)
Transferred to income and expense in the year on impairment	—	(2)	—	—	(2)
Net fair value movement in the year	—	82	(2)	—	80
Ordinary Shares transferred by ESOP Trusts	151	—	—	—	151
Write-down of shares held by ESOP Trusts	163	—	—	—	163

At 31st December 2006	(1,999)	137	(3)	1,930	65
Transferred to income and expense in the year on disposals	—	(34)	—	—	(34)
Transferred to income and expense in the year on impairment	—	(12)	—	—	(12)
Net fair value movement in the year	—	(42)	(4)	—	(46)
Ordinary Shares purchased and cancelled	—	—	—	4	4
Ordinary Shares acquired by ESOP Trusts	(26)	—	—	—	(26)
Ordinary Shares transferred by ESOP Trusts	116	—	—	—	116
Write-down of shares held by ESOP Trusts	292	—	—	—	292

At 31st December 2007	(1,617)	49	(7)	1,934	359
Transferred to income and expense in the year on disposals	—	(32)	—	—	(32)
Transferred to income and expense in the year on impairment	—	(2)	—	—	(2)
Net fair value movement in the year	—	(23)	4	—	(19)
Ordinary Shares purchased and cancelled	—	—	—	90	90
Ordinary Shares acquired by ESOP Trusts	(19)	—	—	—	(19)
Ordinary Shares transferred by ESOP Trusts	10	—	—	—	10
Write-down of shares held by ESOP Trusts	181	—	—	—	181

At 31st December 2008	(1,445)	(8)	(3)	2,024	568

Other reserves consist of various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31st December 2008 (2007 — £1,849 million; 2006 — £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £175 million at 31st December 2008 (2007 — £85 million, 2006 — £81 million).

GSK Annual Report 2008 149
Financial statements
Notes to the financial statements continued

35 Related party transactions
GSK held an 18.7% interest in Quest Diagnostics Inc. at 31st December 2008 (2007 — 18.9%). The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2008, Quest Diagnostics provided services of £42 million (2007 — £38 million) to the Group. At 31st December 2008, the balance payable by GSK to Quest Diagnostics was £nil (2007 — £5 million).
In 2008, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2008, GSK provided services to the joint venture of £7 million (2007 — £2 million). At 31st December 2008, the balance due to GSK from the joint venture was £5 million (2007 — £2 million).
Dr Shapiro, a former Non-Executive Director of GlaxoSmithKline plc, received fees of $85,000 (2007 — $85,000) of which $30,000 (2007 — $30,000) was in the form of ADS, from a subsidiary of the company, for her membership of the Group’s Scientific Advisory Board. These fees are included within ‘Annual remuneration’ in the Remuneration Report on page 90.
The aggregate compensation of the Directors, CET and Company Secretary is given in Note 10, ‘Employee Costs’.
36 Adjustments reconciling profit after tax to operating cash flows

	2008	2007	2006
	£m	£m	£m

Profit after tax	4,712	5,310	5,498
Tax on profits	1,947	2,142	2,301
Share of after tax profits of associates and joint ventures	(48)	(50)	(56)
Finance income/costs	530	191	65
Depreciation	920	796	732
Amortisation of intangible assets	311	226	226
Impairment and assets written off	436	206	208
Profit on sale of intangible assets	(170)	(5)	(158)
Profit on sale of equity investments	(33)	(32)	(18)
Changes in working capital:
Increase in inventories	(411)	(457)	(298)
Decrease/(increase) in trade receivables	519	(77)	(255)
Decrease/(increase) in other receivables	22	(2)	(274)
(Decrease)/increase in trade payables	(39)	9	82
(Decrease)/increase in other payables	(162)	(196)	272
Increase/(decrease) in pension and other provisions	548	(123)	(270)
Share-based incentive plans	241	237	226
Other	(268)	(95)	(78)

Cash generated from operations	9,055	8,080	8,203

As a result of two reclassifications, the cash generated from operations of £9,055 million is £106 million lower than that given in GSK’s unaudited Preliminary Results Announcement issued on 5th February 2009. In addition the decrease in liquid investments for the year has been reclassified from financing activities to investing activities. Comparative amounts have also been reclassified.

150 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

37 Reconciliation of net cash flow to movement in net debt

	2008	2007	2006
	£m	£m	£m

Net debt at beginning of year	(6,039)	(2,450)	(1,237)
Increase/(decrease) in cash and bank overdrafts	1,148	1,411	(1,956)
Cash (inflow)/outflow from liquid investments	(905)	39	55
Net increase in long-term loans	(5,523)	(3,276)	—
Net repayment of/(increase in) short-term loans	3,059	(1,632)	739
Net repayment of obligations under finance leases	48	39	34
Exchange adjustments	(1,918)	(88)	(9)
Other non-cash movements	(43)	(82)	(76)

Movement in net debt	(4,134)	(3,589)	(1,213)

Net debt at end of year	(10,173)	(6,039)	(2,450)

Analysis of changes in net debt	At 31.12.07	Exchange	Other	Acquisitions	Cash flow	At 31.12.08
	£m	£m	£m	£m	£m	£m

Liquid investments	1,153	143	—	—	(905)	391

Cash and cash equivalents	3,379	1,227	—	52	965	5,623
Overdrafts	(158)	(124)	—	—	131	(151)

	3,221	1,103	—	52	1,096	5,472

Debt due within one year:
Commercial paper	(2,064)	—	—	—	2,064	—
Eurobonds and Medium-Term Notes	(1,233)	(175)	(337)	—	1,264	(481)
Other	(49)	(10)	4	—	(269)	(324)

	(3,346)	(185)	(333)	—	3,059	(805)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(6,972)	(2,963)	327	—	(5,523)	(15,131)
Other	(95)	(16)	(37)	—	48	(100)

	(7,067)	(2,979)	290	—	(5,475)	(15,231)

Net debt	(6,039)	(1,918)	(43)	52	(2,225)	(10,173)

For further information on significant changes in net debt see Note 32 ‘Net debt’.
38 Acquisitions and disposals
Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:
2008
Acquisitions
Sirtris Pharmaceuticals Inc.
On 5th June 2008, the Group acquired 100% of the issued share capital of Sirtris Pharmaceuticals Inc., a biopharmaceutical company based in Massachusetts, USA for a cash consideration of £376 million. The company is focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with ageing, including metabolic diseases such as Type 2 diabetes. Sirtris’ drug candidates are designed to mimic certain beneficial health effects of calorie restriction by activation of sirtuins, a recently discovered class of enzymes that Sirtris believes control the ageing process. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for enabling GSK to enhance its metabolic, neurology, and immuno-inflammation research efforts by establishing a world-leading presence in the sirtuin field, aided by the existence in the company of a highly experienced development team that encompasses all aspects of sirtuin biology. Sirtris Pharmaceuticals Inc. had a turnover of £nil and a loss after tax of £25 million for the year, of which £nil of turnover and £14 million of loss after tax related to the period since acquisition and are included in the Group accounts.

GSK Annual Report 2008 151
Financial statements

Notes to the financial statements continued

38 Acquisitions and disposals continued

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	—	106	106
Property, plant and equipment	2	—	2
Other assets including cash and cash equivalents	86	—	86
Deferred tax provision	—	(21)	(21)
Other liabilities	(39)	—	(39)

	49	85	134
Goodwill	—	242	242

Total consideration	49	327	376

Bristol Myers Squibb (Egypt)
On 14th October 2008, the Group acquired the Egyptian mature products business of Bristol Myers Squibb (BMS) for a cash consideration of £140 million of this amount £10 million is deferred with payment being made when alternative supply arrangements are established. The Group acquired 20 branded products that occupy leading market positions in four therapeutic disease areas in Egypt, including Duricef (antibiotic); Capozide and Capoten (ACE inhibitors); Theragran-H (iron supplement) and Kenacomb (topical steroid). Total sales of this combined mature products pharmaceuticals business in 2007 were $48.5 million. The Group will also take ownership of BMS’s high quality manufacturing facility in Giza (Greater Cairo) that will continue to supply the acquired products. The Group will have the ability to export generic versions of the acquired products to markets outside of Egypt, thereby creating a further opportunity to drive sales growth in the Middle East and North Africa region and this fact is reflected in the goodwill arising on the acquisition. The business had a turnover of £25 million and a profit after tax of £4 million for the year, of which £4 million of turnover and £0.2 million of profit after tax are related to the period since acquisition and are included in the Group accounts. The fair values set out below are based on provisional valuations and may be subject to change in the future.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	—	65	65
Property, plant and equipment	9	9	18
Inventory	5	—	5

	14	74	88
Goodwill	—	52	52

Total consideration	14	126	140

If Sirtris and BMS (Egypt) had been acquired at the beginning of the year, combined Group turnover for the year would have been £24,373 million and combined Group profit for the year would have been £4,705 million.

				Shionogi-
			Euclid SR	GlaxoSmithKline
Cash flows	Sirtris	BMS (Egypt)	Partners LP	Holdings Ltd	Other	Total
	£m	£m	£m	£m	£m	£m

Cash consideration	376	130	2	6	1	515
Cash and cash equivalents acquired	(52)	—	—	—	—	(52)

Net cash payment on acquisitions	324	130	2	6	1	463

Euclid SR Partners, LP
During 2008, an additional £2 million was invested in Euclid SR Partners, LP, an associate in which the Group has a 38.6% share.
Shionogi-GlaxoSmithKline Holdings Ltd
During 2008, an additional £6 million was invested in Shionogi-GlaxoSmithKline Holdings Ltd, a joint venture in which the Group has a 50% share.

152 GSK Annual Report 2008
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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	13	600	613
Property, plant and equipment	2	4	6
Other assets including cash and cash equivalents	80	16	96
Deferred tax provision	—	(175)	(175)
Other liabilities	(75)	(1)	(76)

	20	444	464
Goodwill	—	350	350

Total consideration	20	794	814

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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	—	51	51
Property, plant and equipment	1	—	1
Other assets including cash and cash equivalents	19	—	19
Deferred tax provision	—	(14)	(14)
Other liabilities	(4)	—	(4)

	16	37	53
Goodwill	—	181	181

Total consideration	16	218	234

GSK Annual Report 2008 153
Financial statements

Notes to the financial statements continued

38 Acquisitions and disposals continued
Praecis Pharmaceuticals Inc.
On 16th February 2007, the Group acquired 100% of the issued share capital of Praecis Pharmaceuticals, Inc., a biopharmaceutical company based in the USA, for a cash consideration of £39 million. The company has developed a more efficient method of identifying drug leads targeting human disease using proprietary technology. This transaction has been accounted for by the purchase method of accounting. Praecis Pharmaceuticals Inc. had a turnover of £nil and a loss after tax of £11 million for the year, of which £nil of turnover and £9 million of loss after tax related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	—	7	7
Property, plant and equipment	1	—	1
Other assets including cash and cash equivalents	25	—	25
Deferred tax asset	—	10	10
Other liabilities	(6)	—	(6)

	20	17	37
Goodwill	—	2	2

Total consideration	20	19	39

	Reliant	Domantis	Praecis	Other	Total
Cash flows	£m	£m	£m	£m	£m

Cash consideration	814	234	39	1	1,088
Cash and cash equivalents acquired	(20)	(16)	(24)	—	(60)

Net cash payment on acquisitions	794	218	15	1	1,028

If Reliant, Domantis and Praecis had been acquired at the beginning of the year, combined Group turnover for the year would have been £22,984 million and combined Group profit for the year would have been £5,314 million.
2006
Acquisitions
CNS, Inc.
On 19th December 2006, the Group acquired 100% of the issued share capital of CNS, Inc., a consumer healthcare company based in the USA for a cash consideration of £280 million. The company markets Breathe Right nasal dilator strips and FiberChoice dietary fibre supplements. These are the key intangible assets acquired and have been valued using a discounted cash flow calculation. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for expansion of the brands into other overseas markets and the expected synergies for the Group. CNS, Inc. had a turnover of £71 million (2005 — £60 million) and a profit of £11 million (2005 — profit £9 million) for 2006 of which £2 million of turnover and £nil of profit related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	4	203	207
Property, plant and equipment	1	—	1
Other assets including cash and cash equivalents	44	—	44
Deferred tax provision	—	(77)	(77)
Other liabilities	(7)	—	(7)

	42	126	168
Goodwill	—	112	112

Total consideration	42	238	280

154 GSK Annual Report 2008
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

			Shionogi	Pliva
		Euclid SR	GlaxoSmithKline	Research	GlaxoSmith-
	CNS	Partners, LP	Holdings, Ltd	Institute	Kline K.K.	Other	Total
Cash flows	£m	£m	£m	£m	£m	£m	£m

Cash consideration	280	5	8	18	157	—	468
Cash and cash equivalents acquired	(24)	—	—	(1)	—	—	(25)

Net cash payment on acquisitions	256	5	8	17	157	—	443

Net cash proceeds from disposals	—	—	—	—	—	(5)	(5)

39 Commitments

	2008	2007
Contractual obligations and commitments	£m	£m

Contracted for but not provided in the financial statements:
Intangible assets	13,048	5,730
Property, planty and equipment	489	597
Investments	56	65
Purchase commitments	145	159
Business combinations	227	—
Pensions	597	650
Other commitments	46	32
Interest on loans	11,868	5,170
Finance lease charges	18	14

	26,494	12,417

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. As the majority of the intangible commitments are denominated in US dollars, the significant strengthening of foreign currencies during the year has led to an increase in the commitments reported above. A number of commitments were made in 2008 under licensing and other agreements, including arrangements with Actelion Pharmaceuticals Limited, Archemix Corporation, Dynavax Technologies Corporation, and Mpex Pharmaceuticals, Inc.
The commitments relating to business combinations reflect agreements to acquire the issued share capital of Genelabs Technologies, Inc., Bristol Myers Squibb Pakistan (Private) Limited and AZ Tika SNC, the latter being subject to clearance by the Swedish Competition Authority.
In 2006, GSK formalised an agreement with the trustees of the UK pension schemes to make additional contributions in addition to the normal contributions, over a four-year period ending 31st December 2009 in order to eliminate the then funded pension deficits on an IAS 19 basis by that point. The table above shows this commitment, net of £166 million of additional contributions made in 2008, but excludes the normal ongoing annual funding requirement of approximately £150 million. GSK has also committed to eliminate any future deficits that may arise over a rolling five-year period.

GSK Annual Report 2008 155
Financial statements
Notes to the financial statements continued

39 Commitments continued
The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.
Commitments in respect of future interest payable on loans are disclosed after taking into account the effect of interest rate swaps.

	2008	2007
Commitments under non-cancellable operating leases	£m	£m

Rental payments due within one year	140	101
Rental payments due between one and two years	109	76
Rental payments due between two and three years	76	58
Rental payments due between three and four years	54	41
Rental payments due between four and five years	22	33
Rental payments due after five years	47	51

Total commitments under non-cancellable operating leases	448	360

40 Post balance sheet events
On 23rd January 2009, GSK acquired UCB’s marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America, for £483 million.
On 26th February 2009, Synta Pharmaceuticals Corp. announced that, following the identification of safety concerns, it had stopped a Phase III study on elesclomol, a compound it was developing jointly with GSK. GSK’s intangible assets include £83 million relating to milestones paid to Synta Pharmaceuticals in relation to this compound, which are now likely to be impaired. It is not yet possible to determine the final amount of any impairment, pending the completion of full analyses of the data.
Subsequent to the year-end, GSK has also completed business and product acquisitions with Genelabs and BMS Pakistan and collaboration agreements with Archemix and Idenix.

156 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

41 Financial instruments and related disclosures
GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our corporate objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 25th September 2008.
A Treasury Management Group (TMG) chaired by our Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities. Our internal auditors review the Treasury internal control environment regularly.
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
GSK does not hold or issue derivative financial instruments for speculative purposes and our Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.
Capital management
We manage our capital to ensure that entities in the Group are able to operate as going concerns and to optimise return to shareholders through an appropriate balance of debt and equity. The Board reviews the Group’s dividend policy and funding requirements annually.
The capital structure of the Group consists of net debt (see Note 32, ‘Net debt’) and shareholders’ equity (see Note 34, ‘Movements in equity’).
With recent changes in financial markets we now expect more investment opportunities to arise that will allow the Group to invest in support of its strategic priorities. To ensure we have sufficient flexibility to take advantage of these opportunities we do not currently expect to make significant share repurchases in 2009. Investment opportunities will continue to be assessed against strict financial criteria.
Our operations are global, primarily through subsidiary companies established in the markets in which we trade. With significant levels of patent protection our pharmaceutical products compete largely on product efficacy rather than on price.
Selling margins are sufficient to cover normal operating costs and our operations are cash generative.
Operating cash flow is used to fund investment in research and development of new products. It is also used to make the routine outflows of capital expenditure, tax, dividends and repayment of maturing debt and, to the extent determined by the Board, share repurchases.
Our policy is to borrow centrally, using a variety of capital market issues and borrowing facilities, to meet anticipated funding requirements.
These borrowings, together with cash generated from operations, are on-lent and used to fund our ongoing operations and our acquisition strategy.
The total capital for the Group has increased from £15,949 million in 2007 to £18,491 million in 2008. This has resulted primarily from an increase in net debt partially off set by a decrease in total equity. The decrease in total equity principally arises from actuarial losses on defined benefit pension plans in the year and further share repurchases, partially offset by retained earnings. Net debt has primarily increased with the issuance of $9 billion of debt under the US shelf registration statement and £700 million under the EMTN programme of primarily long term debt. Part of the proceeds were used to repay maturing short-term debt, resulting in an overall increase in the cash position at the 31st December 2008.
Liquidity risk
We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under the US$10 billion commercial paper programme.
During the year, our committed undrawn bank facilities reduced from $5 billion to $3.9 billion as a consequence of the acquisition of ABN AMRO and the collapse of Lehman Brothers. The facilities were renewed in October 2008. We consider this level of committed facilities to be adequate given our current cash holdings.
We have a European Medium Term Note programme of £10 billion. At 31st December 2008 we had £7.9 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2008 we had $11.1 billion (£7.7 billion) of notes in issue under this programme. The TMG monitors the cash flow forecast on a monthly basis.
The long-term borrowings mature at dates between 2010 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 negative outlook by Moody’s.

GSK Annual Report 2008 157
Financial statements
Notes to the financial statements continued

41 Financial instruments and related disclosures continued
Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively. As well as our committed facilities we also had substantial cash and liquid investments, which amounted to £6 billion at 31st December 2008. We also benefit from strong positive cash flow from operating units.
Market risk
Interest rate risk management
The policy on interest rate risk management requires the minimum amount of net borrowings at fixed rates to increase with the ratio of forecast interest payable to trading profit. The fixed to floating ratio is reviewed monthly by the TMG.
We use an interest rate swap to redenominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.
Foreign exchange risk management
Foreign currency transaction exposure arising on internal and external trade flows is not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, our internal trading transactions are matched centrally and we manage intercompany payment terms to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.
We manage the short-term cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
We seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings are swapped into other currencies as required.
Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets are treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net Investment Hedges’ section of this note for further details). The TMG review the ratio of borrowings to assets for major currencies monthly.
Credit risk
The Group considers its maximum credit risk to be £13,265 million (2007 — £10,594 million) which is the total of the Group’s financial assets with the exception of ‘Other investments’ which do not bear credit risk.
GSK’s greatest concentration of credit risk is £1.9 billion (2007 — £1.7 billion) invested in US Treasuries and Treasury-Repo only money market funds which bear credit exposure to the US government. See page 159 for details on the Group’s total financial assets.
Treasury-related credit risk
In 2008, credit risk increased during the global credit crisis. A report on relationship banks and their credit ratings is presented annually to the TMG for approval.
The aggregate credit risk in respect of financial instruments the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s and Standard and Poor’s. The table below sets out the credit ratings of counterparties for liquid investments, cash and cash equivalents and derivatives.

	Credit Rating of Counterparty
2008	Aaa/AAA	Aa1/AA+	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Total
	£m	£m	£m	£m	£m	£m	£m

Bank balances & deposits	64	—	1,019	642	2,035	18	3,778
US Treasury & Treasury repo only money market funds	1,852	—	—	—	—	—	1,852
Corporate debt instruments	75	—	—	—	—	—	75
Government securities	260	—	49	—	—	—	309
3rd party financial derivatives	—	—	160	210	540	—	910

Total	2,251	—	1,228	852	2,575	18	6,924

	Credit Rating of Counterparty
2007	Aaa/AAA	Aa1/AA+	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Total
	£m	£m	£m	£m	£m	£m	£m

Bank balances & deposits	123	477	217	552	62	—	1,431
US Treasury & Treasury repo only money market funds	1,713	—	—	—	—	—	1,713
Corporate debt instruments	64	—	245	861	—	—	1,170
Government securities	180	—	38	—	—	—	218
3rd party financial derivatives	—	43	355	17	51	—	466

Total	2,080	520	855	1,430	113	—	4,998

The credit ratings in the above tables are as assigned by Moody’s Investor Services and Standard and Poor’s respectively (and their global associates). Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty.

158 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

41 Financial instruments and related disclosures continued
Our centrally managed cash reserves amounted to £4.3 billion at 31st December 2008, all available within 3 months. The Group invests centrally managed liquid assets in bank deposits, Treasury-only money market funds with a credit rating of AAA/ Aaa (Standard and Poor’s/Moody’s Investors’ Services), short term corporate debt instruments with a minimum short-term credit rating of A-1/P1 and bank deposits.
Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) independent of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that the appropriate amendment can be made to limits.
Wholesale and retail credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 84% of the Group’s US pharmaceutical sales. At 31st December 2008, the Group had trade receivables due from these three wholesalers totalling £1,067 million (2007 — £915 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.
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
Fair value of financial assets and liabilities
The table on page 159 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31st December 2008 and 31st December 2007.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents — approximates to the carrying amount

•	Liquid investments — based on quoted market prices in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•	Other investments — investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Short-term loans and overdrafts — approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans — based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts — based on market data and exchange rates at the balance sheet date

•	Currency swaps — based on market data at the balance sheet date

•	Interest rate swaps — based on the net present value of discounted cash flows

•	Receivables and payables — approximates to the carrying amount

•	Lease obligations — approximates to the carrying amount.
Fair value of investments in GSK shares
At 31st December 2008, the ESOP Trusts held GSK shares with a carrying value of £1,445 million (2007 — £1,617 million) with a fair value of £1,657 million (2007 — £1,721 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2008, GSK held Treasury shares at a cost of £6,286 million (2007 — £6,683 million) which has been deducted from retained earnings.
Committed facilities
The Group has committed facilities to back up the commercial paper programme of $3.9 billion (£2.7 billion) (2007 — $5 billion (£2.5 billion)) of 364 days duration, renewable annually. At 31st December 2008, undrawn committed facilities totalled $3.9 billion (£2.7 billion) (2007 — $5 billion (£2.5 billion)).

GSK Annual Report 2008 159
Financial statements
Notes to the financial statements continued

41 Financial instruments and related disclosures continued

	2008		2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash and cash equivalents	5,623	5,623	3,379	3,379
Available-for-sale investments:
Liquid investments:
— redeemable shares	—	—	736	736
— government bonds	299	299	205	205
— other	92	92	212	212

Total liquid investments	391	391	1,153	1,153
Other investments	478	478	517	517

Loans and receivables:
Trade and other receivables and Other non-current assets in scope of IAS 39	6,288	6,288	5,586	5,586

Held-for-trading financial assets:
Derivatives designated as accounting hedges	111	111	175	175
Other derivatives	852	852	301	301

Total financial assets	13,743	13,743	11,111	11,111

Financial liabilities measured at amortised cost:
Borrowings:
— bonds in a designated hedging relationship	(5,693)	(5,813)	(5,452)	(5,433)
— other bonds	(9,919)	(10,214)	(2,753)	(2,599)
— commercial paper	—	—	(2,064)	(2,064)
— bank loans and overdrafts	(427)	(427)	(171)	(171)
— other loans and private financing	(12)	(12)	(8)	(8)
— obligations under finance leases	(136)	(136)	(123)	(123)

Total borrowings	(16,187)	(16,602)	(10,571)	(10,398)
Trade and other payables and Other non-current liabilities in scope of IAS 39	(5,452)	(5,452)	(4,450)	(4,450)

Held-for-trading financial liabilities:
Derivatives designated as accounting hedges	(638)	(638)	(226)	(226)
Other derivatives	(116)	(116)	(44)	(44)

Total financial liabilities	(22,393)	(22,808)	(15,291)	(15,118)

Net financial assets and financial liabilities	(8,650)	(9,065)	(4,180)	(4,007)

160 GSK Annual Report 2008
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

	2008	2007
	£m	£m

Trade and other receivables (Note 24)	6,265	5,495
Other non-current assets (Note 22)	579	687

	6,844	6,182

Analysed as:
Financial assets in scope of IAS 39	6,288	5,586
Other assets	556	596

	6,844	6,182

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been raised:

	2008	2007
	£m	£m

Past due by 1—30 days	310	288
Past due by 31—90 days	154	101
Past due by 91—180 days	115	97
Past due by 181—365 days	89	108
Past due by more than 365 days	117	214

	785	808

Amounts past due by greater than 90 days total £321 million (2007 — £419 million). Of this balance £227 million (2007 — £315 million) relates to receivables due from state hospital authorities in certain European countries. Given the profile of our customers, including large wholesalers and government backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.
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

	2008	2007
	£m	£m

Trade and other payables (Note 27)	(6,075)	(4,861)
Other non-current liabilities (Note 30)	(427)	(368)

	(6,502)	(5,229)

Analysed as:
Financial liabilities in scope of IAS 39	(5,452)	(4,450)
Other liabilities	(1,050)	(779)

	(6,502)	(5,229)

GSK Annual Report 2008 161
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

	2008			2007
		Effect of			Effect of
		interest			interest
	Debt	rate swaps	Total	Debt	rate swaps	Total
	£m	£m	£m	£m	£m	£m

Floating and fixed rate debt less than one year	(901)	(1,146)	(2,047)	(3,455)	(746)	(4,201)
Between one and two years	(703)	—	(703)	(369)	—	(369)
Between two and three years	—	—	—	(1)	—	(1)
Between three and four years	(2,872)	—	(2,872)	(1)	—	(1)
Between four and five years	(1,728)	—	(1,728)	(2,194)	—	(2,194)
Between five and ten years	(4,240)	1,146	(3,094)	(4,409)	746	(3,663)
Greater than ten years	(5,597)	—	(5,597)	—	—	—

Total	(16,041)	—	(16,041)	(10,429)	—	(10,429)

Original issuance profile:
Fixed rate interest	(14,922)	1,146	(13,776)	(8,204)	1,979	(6,225)
Floating rate interest	(1,119)	(1,146)	(2,265)	(2,225)	(1,979)	(4,204)

Total interest bearing	(16,041)	—	(16,041)	(10,429)	—	(10,429)
Non-interest bearing	(10)	—	(10)	(19)	—	(19)

	(16,051)	—	(16,051)	(10,448)	—	(10,448)

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
Foreign exchange sensitivity
The table below shows the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments excluding obligations under finance leases and certain non-derivative financial instruments not in net debt and which do not present a material exposure. These three currencies are the major currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies over the last three years and has concluded that a 20% movement in rates is a reasonable benchmark. In this table, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2008		2007
	Increase/(decrease)	Reduction	Increase/(decrease)	Reduction
	in income	in equity	in income	in equity
	£m	£m	£m	£m

20% appreciation (2007 — 10% appreciation) of the US dollar	210	991	38	580
20% appreciation (2007 — 10% appreciation) of the Euro	(20)	1,760	(10)	709
20% appreciation (2007 — 10% appreciation) of the Yen	1	52	—	15

A 20% (2007 — 10%) depreciation of the stated currencies would have an equal and opposite effect. The movements in the income statement relate primarily to hedging instruments for US dollar legal provisions, trade payables and trade receivables. Whilst these are economic hedges, the provisions are not financial instruments and therefore are not included in the table above. The sensitivity of these hedging instruments would be insignificant if the provisions were included. The movements in equity relate to foreign exchange positions used to hedge Group assets denominated in US dollar, Euro and Yen. Therefore, a depreciation on the currency swap would give rise to a corresponding appreciation on the Group asset. Foreign exchange sensitivity on Group assets other than financial instruments is not included above.

162 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

41 Financial instruments and related disclosures continued
Interest rate sensitivity
The table below shows the Group’s sensitivity to interest rates on its floating rate Sterling, US dollar and Euro financial instruments, being the currencies in which GSK has historically issued debt and held investments. GSK has considered movements in these interest rates over the last three years and has concluded that a 2% increase is a reasonable benchmark. Debt with a maturity of less than one year is floating rate for this calculation. A 2% movement in interest rates is not deemed to have a material effect on equity.

	2008	2007
	Increase/(decrease)	Increase/(decrease)
	in income	in income
	£m	£m

2% increase (2007 — 1% increase) in Sterling interest rates	16	1
2% increase (2007 — 1% increase) in US dollar interest rates	13	(16)
2% increase (2007 — 1% increase) in Euro interest rates	4	3

A 2% (2007 — 1%) decrease in these interest rates would have an equal and opposite effect, with the exception of US dollar, where interest rates could not be decreased by 2% as they are currently less than 0.5%. The maximum decrease in income would therefore be limited to £1 million. Interest rate movements on obligations under finance leases, foreign currency and interest rate derivatives, trade payables, trade receivables and other financial instruments not in net debt do not present a material exposure to the Group’s balance sheet based on a 2% increase or decrease in these interest rates.
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

				Finance charge	Trade and
			Obligations	on obligations	other
		Interest on	under finance	under finance	payables not
	Debt	debt	leases	leases	in net debt	Total
At 31st December 2008	£m	£m	£m	£m	£m	£m

Due less than one year	(907)	(790)	(48)	(5)	(5,246)	(6,996)
Between one and two years	(704)	(767)	(35)	(4)	(68)	(1,578)
Between two and three years	—	(757)	(27)	(3)	(25)	(812)
Between three and four years	(2,885)	(757)	(14)	(2)	(32)	(3,690)
Between four and five years	(1,736)	(582)	(4)	(2)	(5)	(2,329)
Between five and ten years	(4,156)	(2,373)	(8)	(2)	(76)	(6,615)
Greater than ten years	(5,678)	(5,850)	—	—	—	(11,528)

Gross contractual cash flows	(16,066)	(11,876)	(136)	(18)	(5,452)	(33,548)

				Finance charge	Trade and
			Obligations	on obligations	other
		Interest on	under finance	under finance	payables not
	Debt	debt	leases	leases	in net debt	Total
At 31st December 2007	£m	£m	£m	£m	£m	£m

Due less than one year	(3,466)	(412)	(40)	(5)	(4,330)	(8,253)
Between one and two years	(368)	(339)	(37)	(3)	(75)	(822)
Between two and three years	(10)	(327)	(24)	(2)	(15)	(378)
Between three and four years	—	(327)	(9)	(2)	(3)	(341)
Between four and five years	(2,206)	(327)	(4)	(1)	(1)	(2,539)
Between five and ten years	(1,657)	(856)	(9)	(1)	(26)	(2,549)
Greater than ten years	(2,821)	(2,707)	—	—	—	(5,528)

Gross contractual cash flows	(10,528)	(5,295)	(123)	(14)	(4,450)	(20,410)

GSK Annual Report 2008 163
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

	2008		2007
	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m

Less than one year	36,105	(37,738)	23,784	(23,630)
Between one and two years	184	(204)	389	(323)
Between two and three years	110	(120)	10	(14)
Between three and four years	521	(532)	34	(39)
Between four and five years	35	(46)	216	(246)
Greater than five years	—	(6)	—	(5)

Gross contractual cash flows	36,955	(38,646)	24,433	(24,257)

Derivative financial instruments and hedging programmes
The following table sets out the principal amounts and fair values of derivatives held by GSK.

	2008			2007
	Fair value			Fair value
	Principal			Principal
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Cash flow hedges:
Cross currency swaps	481	—	(37)	368	57	—

Fair value hedges:
Interest rate swaps	1,042	107	—	1,989	7	(6)

Net investment hedges:
Foreign exchange contracts	(12,848)	4	(601)	(9,553)	—	(220)
Cross currency swaps	—	—	—	388	111	—

Derivatives designated as accounting hedges	(11,325)	111	(638)	(6,808)	175	(226)

Foreign exchange contracts	12,093	837	(108)	10,156	287	(40)

Equity related instruments:
Options and warrants	—	—	—	4	4	—
Equity collar	—	—	—	532	7	(2)

Embedded derivatives	73	15	(8)	92	3	(2)

Other derivatives	12,166	852	(116)	10,784	301	(44)

Total derivative instruments	841	963	(754)	3,976	476	(270)

Analysed as:
Current		856	(752)		475	(262)
Non-current		107	(2)		1	(8)

Total		963	(754)		476	(270)

164 GSK Annual Report 2008
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
At 31st December 2008, the Group held outstanding foreign exchange contracts consisting primarily of currency swaps with a total fair value of £729 million (2007 — £247 million) which represent hedges of inter-company loans and deposits, but are not designated as accounting hedges. Changes in fair value are taken to profit and loss in the period to offset the exchange gains and losses on the related inter-company lending and borrowing.
Cash flow hedges
The Group has entered into a cross currency swap and designated it a cash flow hedge converting fixed Euro interest on Euro debt within the Group’s Japanese subsidiary, payable annually, to fixed Yen payments. The bond matures in 2009. The risk being hedged is the variability of cash flows arising from currency fluctuations. No ineffectiveness is assumed on the hedge. All cash flows relating to the hedge are expected to occur within the next year. The amounts recognised in equity are recycled to the income statement to offset the exchange gains or losses in the same period on the underlying bond as a result of revaluation at the balance sheet date.
The amount recognised in equity in 2008 for cross currency interest rate swaps was £88 million debit (2007 — £10 million credit). The amount recycled from equity to the income statement in 2008 for cross currency interest rate swaps to offset the exchange gain on the underlying bond recognised in the income statement was £101 million (2007 — £14 million). The net fair value movements on cash flow hedges are disclosed in the Consolidated statement of recognised income and expense.
Fair value hedges
The Group has designated an interest rate swap as a fair value hedge. The risk being hedged is the variability of the fair value of the bond arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance costs’.
Net investment hedges
Foreign exchange contracts have been designated as net investment hedges in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its US dollar, Euro and Yen foreign operations. In addition, Euro loan capital issued during 2007 of €3.5 billion, and €750 million from previous years, has been designated as a non-monetary net investment hedge in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its Euro operations. Net investment hedge ineffectiveness is disclosed in Note 11, ‘Finance income’.
42 Employee share schemes
The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets.
The Group also operates a share award scheme, the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.
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

GSK Annual Report 2008 165
Financial statements
Notes to the financial statements continued

42 Employee share schemes continued
Option pricing
For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2006, 2007 and 2008 are as follows:

	2008	2007	2006

Risk-free interest rate	1.3% – 4.8%	4.7% – 5.3%	4.2% – 5.0%
Dividend yield	4.8%	4.0%	3.3%
Volatility	19% – 24%	17% – 25%	18% – 29%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option and share award schemes	3 years	3 years	3 years
Weighted average share price for grants in the year:
Ordinary Shares	£11.59	£14.41	£14.64
ADS	$45.02	$57.59	$51.40

Volatility is determined based on the three and five year share price history where appropriate. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

Options outstanding	Share option				Share option				Savings-related
	schemes - shares				schemes - ADS				share option schemes
			Weighted	Weighted			Weighted	Weighted			Weighted	Weighted
	Number		exercise	fair	Number		exercise	fair	Number		exercise	fair
	000		price	value	000		price	value	000		price	value

At 1st January 2006	166,926		£14.97		95,592		$46.86		8,766		£10.66
Options granted	9,776		£14.78	£3.53	7,940		$51.36	$11.59	2,069		£11.40	£3.41
Options exercised	(13,244)		£11.66		(13,310)		$41.78		(2,009)		£9.48
Options lapsed	(6,755)		£15.35		(1,791)		$46.88		(653)		£10.97

At 31st December 2006	156,703		£15.22		88,431		$48.02		8,173		£11.11
Options granted	10,587		£14.82	£3.07	8,624		$57.58	$10.93	3,212		£10.50	£2.87
Options exercised	(9,863)		£12.10		(18,149)		$44.27		(1,140)		£9.74
Options lapsed	(8,386)		£15.64		(1,632)		$50.90		(1,707)		£11.33

At 31st December 2007	149,041		£15,38		77,274		$49.91		8,538		£11.02
Options granted	11,314		£11.50	£1.32	7,690		$44.89	$3.84	5,570		£9.51	£2.56
Options exercised	(2,198)		£11.84		(1,989)		$42.18		(453)		£10.26
Options lapsed	(21,602)		£16.52		(7,497)		$53.13		(2,401)		£10.67

At 31st December 2008	136,555		£14.93		75,478		$49.29		11,254		£10.38

Range of exercise prices	£10.76	–	£19.77		$37.09	–	$61.35		£9.52	–	£11.45

Weighted average remaining contractual life			4.16 years				4.88 years				2.1 years

166 GSK Annual Report 2008
Financial statements

Notes to the financial statements continued

42 Employee share schemes continued
In order to encourage employees to convert options, excluding savings-related share options, held over Glaxo Wellcome or SmithKline Beecham shares or ADS, into those over GlaxoSmithKline shares or ADS, a programme was established to give an additional cash benefit of 10% of the exercise price of the original option provided that the employee did not voluntarily leave the Group for two years from the date of the merger and did not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger. The cash benefit will also be paid if the options expire unexercised if the market price is below the exercise price on the date of expiry.

Options outstanding at 31st December 2008	Share option			Share option			Savings-related
	schemes - shares			schemes - ADS			share option schemes
		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	000	price	date	000	price	date	000	price	date

1999	13,540	£18.19	30.11.09	6,021	$60.14	23.11.09	—	—	—
2000	13,163	£14.89	29.10.10	288	$58.88	15.03.10	—	—	—
2001	36,566	£18.12	25.11.11	22,215	$51.84	25.11.11	—	—	—
2002	15,324	£11.96	30.11.12	6,040	$37.67	30.11.12	—	—	—
2003	20,496	£12.67	13.12.13	11,028	$43.55	13.12.13	—	—	—
2004	7,260	£11.23	02.12.14	6,612	$43.17	01.12.14	—	—	—
2005	190	£13.05	30.10.15	428	$47.33	31.12.15	3,248	£11.45	26.04.09
2006	8,879	£14.69	28.11.16	7,202	$51.27	28.07.16	967	£11.40	25.04.10
2007	10,012	£14.81	18.08.17	8,184	$57.59	25.07.17	1,651	£10.50	24.04.11
2008	11,125	£11.50	20.07.18	7,460	$44.91	02.11.18	5,388	£9.51	22.04.12

Total	136,555	£14.93		75,478	$49.29		11,254	£10.38

Options normally become exercisable from three years from the date of grant but may, under certain circumstances, vest earlier as set out within the various scheme rules.
There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable at 31st December 2008	Share option		Share option		Savings-related
	schemes - shares		schemes - ADS		share option schemes
		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	000	price	000	price	000	price

At 31st December 2006	137,983	£15.51	71,238	$48.32	179	£10.20

At 31st December 2007	129,209	£15.47	60,927	$48.70	307	£9.52

At 31st December 2008	109,207	£15.29	55,384	$48.57	3,248	£11.45

GSK Annual Report 2008 167
Financial statements

Notes to the financial statements continued

42 Employee share schemes continued
GlaxoSmithKline share award schemes
Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50% of the award. The first part of the condition compares GSK’s TSR over the period with the TSR of 13 pharmaceutical companies in the comparator group over the same period. The second part of the performance condition compares GSK’s earnings per share growth to the increase in the UK Retail Prices Index over the three year performance period. Awards granted to Directors and members of the CET are subject to a single performance condition which compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period.

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2006	3,627		3,007
Awards granted	2,068	£10.06	1,452	$35.13
Awards exercised	(438)		(187)
Awards cancelled	(501)		(238)

At 31st December 2006	4,756		4,034
Awards granted	2,071	£10.26	1,501	$34.87
Awards exercised	(147)		(77)
Awards cancelled	(949)		(1,131)

At 31st December 2007	5,731		4,327
Awards granted	2,834	£7.77	1,467	$27.99
Awards exercised	(1,519)		(1,516)
Awards cancelled	(511)		(420)

At 31st December 2008	6,535		3,858

Share Value Plan
The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2006	4,514		3,849
Awards granted	4,759	£13.45	4,126	$52.53
Awards exercised	(131)		(66)
Awards cancelled	(348)		(280)

At 31st December 2006	8,794		7,629
Awards granted	5,155	£13.22	4,231	$52.08
Awards exercised	(3,643)		(3,038)
Awards cancelled	(672)		(539)

At 31st December 2007	9,634		8,283
Awards granted	5,572	£9.85	4,640	$36.46
Awards exercised	(926)		(931)
Awards cancelled	(592)		(630)

At 31st December 2008	13,688		11,362

168 GSK Annual Report 2008
Financial statements

Notes to the financial statements continued

42 Employee share schemes continued
Deferred Investment Award Plan
The Group operates a Deferred Investment Award Plan whereby awards are granted, in the form of notional shares, to certain senior executives at no cost. Awards typically vest over a three-year period commencing on the fourth anniversary from date of grant with 50% of the award initially vesting and then 25% in each of the subsequent two years. There are no performance criteria attached.

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2006	40		55
Awards granted	106	£13.90	15	$53.60
Awards exercised	—		—
Awards cancelled	(13)		(5)

At 31st December 2006	133		65
Awards granted	95	£13.20	40	$53.40
Awards exercised	—		(9)
Awards cancelled	(4)		—

At 31st December 2007	224		96
Awards granted	334	£11.70	70	$43.80
Awards exercised	(20)		(20)
Awards cancelled	—		(27)

At 31st December 2008	538		119

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

Shares held for share award schemes	2008	2007

Number of shares (‘000)	53,147	45,247

	£m	£m

Nominal value	13	11
Carrying value	234	242
Market value	683	579

Shares held for share option schemes	2008	2007

Number of shares (‘000)	75,822	89,283

	£m	£m

Nominal value	19	22
Carrying value	1,211	1,375
Market value	974	1,142

GSK Annual Report 2008 169
Financial statements
Notes to the financial statements continued

43 Principal Group companies
The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2008. Details are given of the principal country of operation, the location of the headquarters, the business segment and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary	Segment	Activity	%

England	Brentford	+GlaxoSmithKline Holdings Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s

	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph	f
	Brentford	SmithKline Beecham p.l.c.	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Greenford	Glaxo Group Limited	Ph	h
	Greenford	Glaxo Operations UK Limited	Ph	p
	Brentford	Glaxo Wellcome International B.V. (i)	Ph,CH	h
	Brentford	Glaxo Wellcome Investments B.V. (i)	Ph,CH	h
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	SmithKline Beecham (Investments) Limited	Ph,CH	f
	Brentford	Setfirst Limited	Ph,CH	h
	Brentford	Setfirst (No.2) Limited	Ph,CH	h
	Greenford	The Wellcome Foundation Limited	Ph	p
	Cambridge	Domantis Limited	Ph	d r
	Brentford	SmithKline Beecham Overseas Limited	Ph	h
	Brentford	SmithKline Beecham Holdings (UK) Limited	Ph	h
	Brentford	GlaxoSmithKline (Netherlands) B.V. (i)	Ph	h

Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Denmark	Orestadt	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m
	St. Amand Les Eaux	GlaxoSmithKline Biologicals S.A.S	Ph	p

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m p r s

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	h m
	Verona	GlaxoSmithKline Manufacturing S.p.A.	Ph	p

170 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

43 Principal Group companies continued

Europe	Location	Subsidiary	Segment	Activity	%

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.	Ph,CH	f h

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Utrecht	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	p	97
	Poznan	GSK Services Sp.z o.o.	Ph	m
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z o.o.	CH	m e

Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	d p r
Ireland	Cork	GlaxoSmithKline Trading Services Limited (ii)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited	Ph	m

Russian	Moscow	GlaxoSmithKline Trading ZAO	Ph	m
Federation	Moscow	GlaxoSmithKline Healthcare ZAO	CH	m

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m
	Aranda de Duero	Glaxo Wellcome S.A.	Ph	p

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Hamilton	Corixa Corporation	Ph	m p
	Philadelphia	SmithKline Beecham Corporation	Ph,CH	d e h m p r s
	Pittsburgh	CNS, Inc.	CH	m
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Liberty Corner	Reliant Pharmaceuticals, Inc.	Ph	m r
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Wilmington	GlaxoSmithKline Capital Inc.	Ph	f
	Wilmington	Sirtris Pharmaceuticals Inc.	Ph	r

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Oakville	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation	Ph	h
	Laval	ID Biomedical Corporation of Quebec	Ph	d m p r

Asia Pacific

Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r

China	Beijing	GlaxoSmithKline (China) Investment Co. Ltd	Ph,CH	d h m
	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph,CH	d m p r	55

GSK Annual Report 2008 171
Financial statements
Notes to the financial statements continued

43 Principal Group companiescontinued

Asia Pacific	Location	Subsidiary	Segment	Activity	%

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	m p	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
	Selangor	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxochem Pte Ltd	Ph	h
	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	d h p r
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	m

South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph ,CH	m p

Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

Japan

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	e m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Limitada	Ph,CH	e m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m

Venezuela	Caracas	GlaxoSmithKline Venezuela C.A.	Ph,CH	m

Middle East & Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	91

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Limited	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph	m p

USA

USA	Madison	Quest Diagnostics Incorporated (iv)	Clinical testing		19

i)	Incorporated in the Netherlands.

ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

iii)	Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act 1985 on the grounds of dominant influence.

iv)	Equity accounted on the grounds of significant influence.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.
Key

Business segment:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service
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

172 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

44 Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may make additional significant provisions for such legal proceedings as required in the event of further developments in these matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable. Excessive awards may occur even if they may not be justified by the evidence. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and/or cash flows. Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute. The Group has established an actuarially determined provision for product liability claims incurred, but not yet reported as described in Note 29, ‘Other provisions’. At 31st December 2008, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £1.9 billion. The ultimate liability for legal claims may vary from the amounts provided and depends upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
The most significant of those matters are described below.
Intellectual property
Advair/Seretide
In September 2004, the Group applied to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010. The USPTO reissued the patent in February 2008. The re-issued patent has the same September 2010 expiration date as the original combination patent and is listed in the register of pharmaceutical patents maintained by the US FDA, the Orange Book.
In October 2007, the Group filed a complaint with the Patent Dispute Chamber of the Regional Court in Düsseldorf, Germany against Neolab (UK) for infringement of its German patent claiming compositions containing the combination of salmeterol and fluticasone propionate used in Seretide (known as Viani in Germany). The complaint was based on Neolab’s stated intention by letter to market a salmeterol/fluticasone combination product in Germany in 2008 (which event did not occur). A trial took place in the Patent Dispute Chamber of the Regional Court in Düsseldorf in January 2009 at which Neolab argued that a letter stating a proposed intent to sell in the future does not constitute a basis for an infringement decision. A decision is expected in March 2009. In January 2009, Neolab filed an action to invalidate the combination patent in the Federal Court of Germany. Revocation actions against the combination patent in Germany have also been filed by Mylan Dura GmbH (March 2008) and Hexal AG (December 2008). No trial date has been set for these actions. The basic patent covering the combination product in Seretide expires in September 2010 but is subject to a Supplementary Protection Certificate, which extends protection until September 2013.
In March 2008, the Group initiated an infringement action in the Federal Court of The Hague against a number of internet pharmacy organisations together with Cipla Limited, for infringement of the Group’s Dutch combination patent relating to Seretide. The action was heard on 24th October 2008. In a decision dated 26th November 2008, the Court did not find infringement but indicated that they saw no evidence that brought patent validity into question. In particular, the Court noted that a prior UK revocation decision of 2004 on the corresponding UK patent was out-dated because it was reached using an interpretation of the law relating to inventive step that was no longer followed.
A revocation action against the basic patent covering the Seretide combination in Ireland was filed in the High Court in Dublin on behalf of Ivax in July 2008. The trial is scheduled to begin in March 2009.
Argatroban
In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the US District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering Argatroban. Pursuant to a license from Mitsubishi, Encysive has developed Argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the US FDA. Encysive has licensed the US marketing rights to Argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr had filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. FDA approval of that ANDA is stayed until the earlier of May 2010 or resolution of the patent infringement action. The case is in the discovery phase.

GSK Annual Report 2008 173
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
Avodart
In January 2008, the Group received notice that Barr Laboratories filed an ANDA with the FDA with an allegation of invalidity of the three patents listed in the Orange Book with cover the active ingredient in Avodart, and its use to treat benign prostatic hyperplasia (BPH). In February 2008, SmithKline Beecham filed an action in the US District Court for the District of Delaware against Barr for infringement of these patents. The basic compound patent expires in 2015. The other two patents expire in 2013. FDA approval of Barr’s ANDA is stayed until the earlier of July 2010, or resolution of the patent infringement action. The case is in the discovery phase.
Boniva
The Group participates in the marketing of Boniva pursuant to a co-promotion agreement with Roche. In September 2007, Roche Laboratories commenced actions in the US District Court for the District of New Jersey against eight generic drug manufacturers. In each case, Roche alleged infringement of Roche patents relating to Boniva tablets. Each of the defendants had filed an ANDA with the FDA with a certification of invalidity, unenforceability or non-infringement of at least one of the Roche patents. Two manufacturers have challenged the basic compound patent, which expires in 2012. Final FDA approval of those ANDAs is stayed until the earlier of November 2010 or resolution of the relevant patent infringement action. In August 2008, Roche obtained a new patent on the monthly dosing regimen for Boniva and brought suit against all ANDA filers that were challenging its patents. The new patent expires in 2023. The cases are ongoing.
Combivir
Patents listed in the Orange Book for Combivir include composition of matter (3TC/lamivudine), combination (lamivudine and AZT) and lamivudine crystal form patents that expire in 2010, 2012 and 2016, respectively. In September 2007, the Group received notice that Teva filed an ANDA with the FDA alleging that the combination patent is invalid.
In November 2007, the Group filed an action in the District Court for the District of Delaware against Teva Pharmaceuticals for infringement of the combination patent. FDA approval of Teva’s ANDA is stayed until the earlier of March 2010 or resolution of the patent infringement action favourable to Teva. The case is in the discovery phase. In October 2008, Teva filed a certification that the Group’s patent covering the crystal form of lamivudine is invalid or not infringed. The Group did not file suit under this patent.
In July 2008, we received notice that Lupin Pharmaceuticals filed a certification with the FDA alleging that the combination patent is invalid or not infringed by its product. Lupin also filed a certification that the Group’s patent covering the crystal form of lamivudine is invalid or not infringed.
In August 2008, the Group filed suit against Lupin in the District Court for the District of Delaware for infringement of its combination patent. The Group did not file suit against Lupin under the crystal form patent. FDA approval of Lupin’s ANDA is stayed until the earlier of January 2011 or resolution of the patent infringement action favourable to Lupin. Neither Teva nor Lupin has challenged the compound patent that claims lamivudine, one of the active ingredients in Combivir. That patent expires in 2010.
Coreg CR
In December 2007, the Group received notice that United Research Laboratories Inc./Mutual Pharmaceuticals Company, Inc. filed an ANDA with the FDA with a certification of invalidity, unenforceability or non-infringement of the patents covering the crystalline salt form and delayed release technology used for manufacturing that product, which expire in 2023 and 2016, respectively. In February 2008, the Group filed suit under the crystal form patent and, in the alternative, requested the court to dismiss Mutual’s certification as ineffective because its ANDA had not been accepted for filing by the FDA when it sent its certification. In April 2008, the court dismissed the case on summary judgement. Mutual appealed to the Court of Appeals for the Federal Circuit. The appeal was dismissed in November 2008.
In March 2008, the FDA accepted Mutual’s ANDA, and Mutual filed a second certification for Coreg CR alleging that the Group’s patents for Coreg CR were invalid, unenforceable or not infringed. The Group filed suit in April 2008 in the District Court for the Eastern District of Pennsylvania under the crystal form patent and a patent covering the use of Coreg CR in treating congestive heart failure. In October 2008, the Group filed a motion to dismiss the action and gave Mutual a covenant not-to-sue under the patents. Mutual has opposed the dismissal of the case. The parties await a decision on the motion to dismiss. Coreg CR has been granted data exclusivity by the FDA that precludes approval of a generic until April 2010.
Paxil/Seroxat
In the USA a number of manufacturers or distributors of generic Paxil filed applications with the FDA to market their generic versions prior to the expiration in 2007 of the Group’s patent on paroxetine hyrdrochloride hemihydrate. Of these actions, only one remains pending namely, an action against Apotex in the District Court for the Eastern District of Pennsylvania on patents with composition of matter and process of manufacture claims. The case is in the discovery phase. An anti-trust counterclaim has been asserted by Apotex, as discussed below. In Europe, generic products containing paroxetine hydrochloride are now on the market in most European countries. Litigation with Synthon BV was recently settled, litigation with FAL is ongoing and counterclaims for unfair competition have been asserted against the Group. Following the litigation in Canada with Apotex over several patents related to paroxetine, Apotex launched its generic product in Canada in October 2003.

174 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
Apotex has now alleged that as a result of that litigation it had been enjoined from launching that product after receipt of regulatory approval. An action by Apotex to recover damages related to the delay occasioned by those injunctions is ongoing.
Paxil CR
A US patent covering a delayed and controlled release formulation of paroxetine hydrochloride (Paxil CR) was issued to the Group in June 2007 and listed in the FDA Orange Book. Thereafter the Group filed an action in the US District Court for the District of New Jersey against Mylan for infringement of that newly issued patent. Subsequently, the parties reached a settlement. Mylan entered the market in May 2008 under the terms of the settlement agreement.
Requip XL
In January 2009, the Group received letters from Impax Laboratories, Inc. and Actavis South Atlantic LLC indicating that their ANDAs for Requip XL had been accepted by the FDA. The letters included an allegation that the patent licensed by the Group from SkyePharma covering the extended release formulation is not infringed by their products. The Group did not bring suits against these companies.
Treximet
In October 2008, the Group received a letter from Par Pharmaceuticals that the FDA had accepted its ANDA for Treximet, which included a certification that patents owned by Pozen, Inc. relating to Treximet were invalid, unenforceable and/or not infringed. Pozen’s patents are licensed to the Group. In November 2008, Pozen filed suit against Par under three of its patents in the District Court for the Eastern District of Texas. In November 2008, the Group received a letter from Alphapharm and its designated agent, Mylan Pharmaceuticals, that the FDA had accepted its ANDA for Treximet, which included a certification that Pozen’s patents relating to Treximet were invalid, unenforceable and/or not infringed. Pozen filed suit against Alphapharm and Mylan in January 2009 for infringement of two of these patents in the District Court for the Eastern District of Texas and Delaware. Treximet has data exclusivity that precludes approval of a generic product until April 2011. The Group is not a party to any of the lawsuits brought by Pozen.
Valtrex
In May 2003, the Group commenced an action in the US District Court for the District of New Jersey against Ranbaxy Laboratories, alleging infringement of the Group’s compound patent for valacyclovir, the active ingredient in Valtrex. That patent expires in December 2009. Ranbaxy had filed an ANDA with the FDA with a certification that the Group’s compound patent is invalid, unenforceable or not infringed. The case has been settled on terms that permit Ranbaxy to enter the market in late 2009 (taking into account expected paediatric exclusivity with respect to the Group’s compound patent).
Wellbutrin XL
In December 2004, Biovail commenced actions in the US District Court for the Central District of California against Anchen Pharmaceuticals and in the US District Court for the Southern District of Florida against Abrika Pharmaceuticals, in each case, alleging infringement of Biovail formulation patents for Wellbutrin XL. In April 2005, Biovail filed an action in the US District Court for the Eastern District of Pennsylvania against Impax Laboratories for infringement of the same patents. Those patents expire in 2018. Each of Anchen, Abrika and Impax had filed an ANDA with the FDA with a certification of invalidity or non-infringement of the Biovail patents. The Group is the licensee under those patents. In August 2006, the judge granted Anchen’s motion and ruled that Anchen’s ANDA product did not infringe Biovail’s patent. Biovail has appealed that decision to the CAFC, and the case remains on appeal. The Group is not a party to any of those actions. In September 2005, Biovail commenced actions in the US District Court for the Southern District of New York against Watson Laboratories alleging infringement of the Biovail formulation patents. Watson’s third party counterclaim against the Group based on listing activities associated with the FDA Orange Book was dismissed in October 2006. The 300mg generic product was launched in the USA in December 2006.
In March 2007, Biovail announced a comprehensive settlement with Anchen, Impax, Watson and Teva following a voluntary review by the US Federal Trade Commission. Certain aspects of the settlement remain confidential; however, the parties did disclose that with defined exceptions the generic companies would not market the 150mg strength of Wellbutrin XL until 2008. The generic version of the 150mg tablet was launched in the USA in May 2008.
USPTO Action
In October 2007, the Group filed an action against the US Patent and Trademark Office in the US District Court for the Eastern District of Virginia to enjoin permanently Final Regulations published by the US Patent and Trademark Office which would limit the number of continuation patent applications and patent claims that a patent applicant could prosecute before the Office. Those regulations were due to become effective on 1st November 2007.
In October 2007, the court issued an order preliminarily enjoining implementation of the rules until a full hearing and decision on the parties’ cross-motions for summary judgement. Following a hearing in February 2008, the court issued a permanent injunction against implementation of the USPTO’s proposed rules in April 2008. The USPTO appealed the ruling to the US Court of Appeals for the Federal Circuit (CAFC). The appeal was heard by the CAFC in December 2008. The parties await a decision.

GSK Annual Report 2008 175
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
Product liability
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical products. The most significant of those matters are described below.
Avandia
In May 2007, the New England Journal of Medicine (NEJM) published an article on Avandia in which the author, based on a meta-analysis of 42 clinical trials, raised concerns that use of the drug rosiglitazone (Avandia) may be associated with an increased risk of heart attack and cardiovascular death in comparison to the use of a placebo or other anti-diabetic therapies. Following publication of the NEJM article, the Group has been named in product liability lawsuits on behalf of individuals and purported class action cases asserting consumer fraud and/or personal injury claims on behalf of purchasers and users of Avandia. The federal cases are part of a multi-district litigation (MDL) proceeding pending in the US District Court for the Eastern District of Pennsylvania. Cases have also been filed in state courts. Cases filed in Philadelphia have been coordinated in the Mass Tort Program. These matters are in the discovery phase. Additionally, a purported nationwide class action suit was filed in February 2009 in the US District Court for the Eastern District of Pennsylvania on behalf of all third party payers seeking economic damages under various state unfair trade practices and consumer protection laws. The Group is in the process of evaluating the complaint.
Finally, one purported class action has been filed in Israel, and briefing of whether to certify the class action is underway. Seven class actions are pending in Canada, and are at an early stage.
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
The Group and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95% of all settlements and compensatory damages judgements, with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in an MDL proceeding in the US District Court for the District of Minnesota. To date two statewide class actions have been certified — a medical monitoring case in Pennsylvania and a Consumer Fraud and Deceptive Business Practices Act case in Illinois. The medical monitoring action was dismissed by the court on summary judgement. The certification of the consumer fraud case is currently on appeal in the Illinois appellate courts.
A nationwide class of third-party payers was certified by a Pennsylvania state court. That case settled before trial. Another class action, in which GSK was not named as a defendant, had been certified in Oklahoma. That case has been decertified, and the deadline for appealing the decertification order has passed. More than 3,100 claims for death or serious injury have been settled. Thousands of others alleging muscle aches and pains have been voluntarily or involuntarily dismissed.
Paxil and Paxil CR
The Group has received lawsuits and claims alleging that use of Paxil (paroxetine) during pregnancy resulted in the birth of a child with birth defects or health issues. Separately, the Group has received lawsuits and claims that patients who took Paxil committed or attempted to commit suicide and/or acts of violence. The Group also has received lawsuits and claims filed on behalf of patients alleging that they suffered symptoms on discontinuing treatment with Paxil. The cases filed in Philadelphia have been coordinated in the Mass Tort Program. In September 2005, the US label for Paxil was updated to reflect new information that suggested an increased risk of congenital malformations (particularly cardiovascular malformations) in infants born to mothers who took Paxil during the first trimester of pregnancy. In December 2005, the Paxil US label was further updated to include new data and to strengthen the pregnancy warning from category C to category D. This category indicates there is evidence of risk to the foetus, but the potential benefits from the use of the drug in pregnant women may outweigh the risk.

176 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
In May 2006, the Paxil US label was again updated to include a class warning concerning persistent pulmonary hypertension of the newborn arising in mothers who took selective serotonin reuptake inhibitor (SSRI) antidepressants after the 20th week of pregnancy. The Group has also received purported class action litigation in Canada.
The Group has received numerous claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product. Class certification was denied in January 2007 in a purported personal injury class action lawsuit. Cases remain pending in federal and state courts. The cases filed in Philadelphia have been coordinated in the Mass Tort Program. In January 2005, the FDA approved both a boxed warning that antidepressants increased the risk of suicidal thoughts or behaviour in paediatric patients and other strengthened warnings for SSRI products, including Paxil, as a class. In May 2006, the Paxil US label was updated to warn that young adults, especially those with Major Depressive Disorder, may be at increased risk for suicidal behaviour during treatment with paroxetine.
In August 2007, FDA required updated US labels for antidepressants, as a class, to state in the boxed warning that antidepressants increased the risk of suicidal thinking and behaviour in children, adolescents and young adults; that no increase was shown beyond age 24; that there was a reduction in risk in adults aged 65 and older; and that depression and other psychiatric disorders are themselves associated with increased risk.
The Group received lawsuits filed in state and federal courts in the USA and Canada on behalf of thousands of plaintiffs, including purported class actions, alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. The US federal cases were consolidated in an MDL proceeding. In January 2006, a conditional settlement agreement became effective. The Group did not admit liability with respect to the allegations in the lawsuits. Virtually all the US actions have now been resolved. A California court of appeals reversed dismissal of the class claims in a purported class action consumer fraud lawsuit, focused on discontinuation symptom. That case is proceeding with no decision yet on class certification. There is purported class action litigation in Canada. The Group is also defending litigation which has commenced in the UK on behalf of hundreds of plaintiffs who allege that paroxetine has caused them to suffer from withdrawal reactions and dependency.
Thimerosal
The Group, along with a number of other pharmaceutical companies, has been named as a defendant in numerous individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in the manufacture of vaccines, causes neurodevelopmental disorders and other injuries, including autism.
Two of the cases are purported class actions, although there has been no determination whether any of those cases will be permitted to proceed as a class action. A number of purported class actions in other jurisdictions have been withdrawn or dismissed. Plaintiffs seek remedies including compensatory, punitive and statutory damages as well as the cost of a fund for medical monitoring and research.
As of the date of this report, in the limited number of cases that have approached trial dates, vaccine manufacturers and manufacturers of other thimerosal containing medicinal products have been successful in excluding testimony of plaintiffs’ expert witnesses on causation, specifically on grounds that plaintiffs have failed to establish that the hypothesized link between thimerosal and neurodevelopmental disorders is generally accepted as reliable within the relevant scientific community. Additionally, in February 2009, the Office of Special Masters of the United States Court of Federal Claims rejected the first three of approximately 4,900 autism claims filed under the National Vaccine Injury Compensation Program (NVCIP) on the grounds that claimants failed to produce reliable scientific evidence linking their vaccinations to their medical conditions, including autism.
The Group was not a party to these proceedings. The findings from them cannot be used as evidence in the pending lawsuits against the Group. The three NVICP claimants now have the option of appealing the decisions or rejecting them and, instead, pursuing personal injury lawsuits against the manufacturers of the vaccines administered to them. The remaining approximately 4,900 NVCIP claimants also will ultimately have the option of pursuing personal injury lawsuits against the vaccine manufacturers, including the Group. It is too early to determine whether the announcement of the NVCIP decisions is likely to lead to an increase in the number of civil cases filed against the Group. As of the date of this report, there are no cases scheduled for trial in 2009 in which the Group is a defendant.
Sales and marketing and regulation
Marketing and promotion
In February 2004, the Group received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products, for the period from January 1997 to 2004. In particular, the government has inquired about alleged promotion of these drugs for off-label uses, as well as Group-sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies and related grants, fees, travel and entertainment. Although the original subpoena was issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide.

GSK Annual Report 2008 177
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
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
The Public Prosecutor proposed that a number of physicians and representatives of the Group face criminal charges.
However, at a hearing in January 2009, with the Public Prosecutor’s agreement, the Verona Court dismissed the charges against all the remaining defendants which closes the case. The US Securities and Exchange Commission (SEC) staff had initiated an investigation into the allegations. The Group co-operated with this investigation, but has not received any further requests for information from the SEC.
Following a United Nations report alleging that bribes had been paid to Iraqi government officials in connection with the UN Oil for Food Programme, the Group received a subpoena from the SEC in February 2006 in respect of the Group’s participation in that programme. The US Department of Justice also initiated an investigation. In December 2007, the UK Serious Fraud Office issued a formal notice to the Group requiring production of documents related to the Group’s participation in the programme. The Group is co-operating with the investigations and has provided documents responsive to the subpoena and the notice, and is now responding to follow up questions and requests.
Average wholesale price
The United States Department of Justice, a number of states and putative classes of private payers have for several years now been investigating and/or bringing civil litigation regarding allegations that numerous pharmaceutical companies, including GSK, have violated federal or state fraud and abuse laws as a result of the way ‘average wholesale price’ (AWP) and ‘wholesale acquisition cost’ (WAC) have been determined and reported for various drugs reimbursed under the Medicare, Medicaid and other insurance programmes. In 2005 the Group reached a $149 million civil settlement with the federal government to resolve allegations relating to the pricing and marketing of Zofran and Kytril. The Group also amended its existing corporate integrity agreement as a requirement of the settlement. In 2007, the Group received final approval of a $70 million nationwide private payer class action settlement relating to the Group’s price reporting in an MDL proceeding in the US District Court for the District of Massachusetts.
A number of states, through their respective attorneys general, and most of the counties in New York state have filed civil lawsuits in state and federal courts against GSK and many other drug companies claiming damages and restitution due to AWP and/or WAC price reporting for pharmaceutical products covered by the states’ Medicaid programmes. The states seek recovery on behalf of the states as payers and, in some cases, on behalf of in-state patients as consumers.
The Group has separately resolved AWP claims by state Medicaid programmes in more than two-thirds of the states through the DOJ Settlement or separate negotiations. Litigation concerning AWP issues is continuing with eleven states, as well as with New York counties. In July 2008, an Alabama state court jury returned an $81 million verdict against the Group in one such case filed by the State of Alabama. The Group is seeking to have this decision reversed on appeal by the Alabama Supreme Court.
Nominal pricing
The Group responded to two letter requests from the US Senate Committee on Finance, dated April 2004 and February 2005, for documents and information relating to the nominal price exception to the best price reporting requirements under the Medicaid Drug Rebate Programme. In January 2007, the committee released its findings that some pharmaceutical manufacturers inappropriately used the nominal price exception contrary to the committee’s interpretation of Congressional intent. In May 2004, the Group was advised by the US Department of Justice that it is investigating certain of the Group’s nominal pricing and bundled sales arrangements to determine whether those arrangements qualify under the exception to the best price reporting requirements or violate civil statutes or laws. In March 2008, the Group received a broad letter request from the US Department of Justice seeking a range of documents relating to all of the Group’s nominal pricing arrangements since 1994 and any possible bundled sales. The Group is continuing to co-operate in the investigation and produce documents. The Group has also received subpoenas and requests for documents and information from Delaware and Michigan related to the Group’s nominal price arrangements. The Group is cooperating in those investigations and producing responsive documents. In addition to these governmental investigations, allegations concerning the nominal pricing have been made by certain government payers as part of the AWP litigation. The group has not entered into any nominal price arrangements since December 2003.

178 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
340B Programme
The Group is defending an action filed in federal court in the US District Court for the Northern District of California by the County of Santa Clara and two other counties, which seek to represent a putative class of hospitals, clinics and other entities in California that are eligible to receive discounted ‘ceiling prices’ on pharmaceuticals under a federal programme known as the ‘340B Programme’. Plaintiffs allege that the Group and numerous other pharmaceutical manufacturers have been setting ‘ceiling prices’ higher than allowed by law and, under the contract that governs the programme, and have therefore overcharged the entities in California that are eligible to participate in the 340B Programme. The lawsuit was dismissed in 2006. It was reinstated in August 2008 following an appeal. It is now being actively litigated at the trial court level.
Paxil/Seroxat
Following the Group’s settlement of a lawsuit filed by the New York State Attorney General’s office alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purported to be class actions, were filed by private plaintiffs seeking to recover amounts paid for Paxil purchased for use by patients under age 18. In 2008, a Minnesota court approved a $40 million class settlement of ensuing lawsuits seeking recovery on behalf of insurance companies and other third-party payers for payments for prescriptions of Paxil to children and adolescents. The Group denied liability. In January 2009, a similar purported class action was filed in Canada seeking economic damages on behalf of individuals, third party payers and governmental entities that purchased Paxil for use by patients under age 18. The Group likewise denied liability.
The UK Medicines and Healthcare Products Regulatory Agency (MHRA) has completed its investigation into the Group’s pharmacovigilance reporting obligations relating to clinical data for Seroxat/Paxil in children with no further action being taken. The matter has thus been concluded.
Cidra, Puerto Rico manufacturing site
Following FDA inspections in October 2003 and November 2004, which resulted in observations of possible deficiencies in manufacturing practices at the Group’s manufacturing facility in Cidra, Puerto Rico, in March 2005 the FDA seized certain lots of Paxil CR and Avandamet due to manufacturing issues. The FDA observations related to certain aspects of production controls, process validation and laboratory investigations. In April 2005, the Group reached agreement with the FDA on a Consent Decree. The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. As provided in the Consent Decree, in September 2005, the Group provided a report to the FDA on the deficiencies identified in this review, setting out a corrective plan and timetable for completion.
In October 2007, the Group announced plans to cease operations at the Cidra site. GSK expects to continue production of Paxil CR at the site until that production can be transferred to another facility. The Group currently expects that to take place in 2009. Production of all other products at the site was discontinued by the end of 2007.
In April 2008, the FDA completed a general GMP inspection which resulted in one inspectional observation. The Group has responded to the observation and has completed the corrective action commitment.
In April 2008, the Group advised FDA that the site had completed the corrective action plan that the Group had submitted to FDA in September 2005. The Group continues to provide FDA with quarterly reports on the activities associated with closure of the facility. In July 2008, the Group successfully completed the final of three annual inspections of the site by its independent third party expert, as required by the Consent Decree.
In October 2003, the US federal government executed a search warrant at the Cidra facility and seized records relating to the manufacturing operations at the site.
In April 2005, the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site, covering information that is similar to that seized by the US government in Puerto Rico in 2003. Subsequently, the Group received additional subpoenas from the government related to the Cidra facility. The Group is co-operating with the US Attorney’s Office and producing the records responsive to the subpoenas. In addition, in July 2007, the Group learned that the US District Court for the District of Massachusetts had unsealed a complaint brought by a former employee under the federal False Claims Act claiming monetary damages as a result of the alleged failure of the Cidra facility to comply with GMPs in the manufacture of various products.
The Group is also named in two purported consumer fraud class action lawsuits — one filed in California state court and the other in the US District Court for the District of Puerto Rico — alleging that Paxil products were not manufactured according to GMP. Plaintiffs sought economic, statutory and punitive damages, along with a request for injunctive relief. In the summer of 2008, the Group reached a tentative agreement to settle these matters, subject to court approval. The settlement covers nationwide classes of Paxil CR consumer purchasers and third party payers. It provides a claims procedure for class members to receive payment only for split/defective Paxil CR tablets.
In January 2009, the Group learned of a writ of summons filed in the Philadelphia Court of Common Pleas by a group of third party payers. On information and belief, the action is related to alleged Paxil CR manufacturing issues at Cidra. The Group is currently gaining more information on this filing and its relation to the above class litigation.

GSK Annual Report 2008 179
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
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
In November 2000, the FTC staff advised the Group that they were conducting a non-public investigation to determine if the Group was violating Section 5 of the Federal Trade Commission Act by ‘monopolising or attempting to monopolise’ the ‘market’ for paroxetine hydrochloride by preventing generic competition to Paxil and requested the Group to submit certain information in connection with that investigation. In October 2003, the FTC closed its investigation on the basis of its findings that no further action was warranted. Following public reference to the FTC investigation regarding Paxil, a number of governmental and private civil actions and claims were initiated in the USA. All US matters with the exception of the above-referenced Apotex matter have been resolved.
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
In January 2008, the European Commission announced an inquiry into certain aspects of competition in the pharmaceutical sector and initiated inspections at the premises of a number of innovator and generic pharmaceutical companies, including the Group. The Commission published a preliminary report in November 2008 based on information provided to it by innovator and generic pharmaceutical companies. The report suggests that defensive patenting strategies may lead to obstacles to innovation and that innovator companies employ measures to hinder generics coming onto the market. It is anticipated that the final report will be issued in the second quarter of 2009. The Group continues to co-operate with the Commission in its investigation.
Wellbutrin SR
In December 2004, January 2005 and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints follow the introduction of generic competition to Wellbutrin SR in April 2004, after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. The parties are involved in discovery and the Group has filed a motion for summary judgement, which remains pending.
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
Wellbutrin XL
As an outgrowth of those intellectual property matters discussed above with respect to Wellbutrin XL, actions have been filed against Biovail and GSK by purported classes of direct and indirect purchasers who allege unlawful monopolization and other antitrust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions. The Group has filed a motion to dismiss, which remains pending.
Flonase
Purported direct and indirect purchaser class actions have been filed in the US District Court for the Eastern District of Pennsylvania alleging the Group illegally maintained monopoly power in the ‘market’ for Flonase and charged plaintiffs supra-competitive prices. The predicate for these allegations was the filing by the Group of allegedly sham citizen petitions and subsequent litigation. The Group has filed a motion to dismiss the complaints of the purported classes of direct and indirect purchasers. Discovery is also underway.

180 GSK Annual Report 2008
Financial statements
Notes to the financial statements continued

44 Legal proceedings continued
Commercial and corporate
Securities class actions
In September 2005, attorneys representing a purported class of purchasers of GlaxoSmithKline shares and American Depositary Shares (ADS) filed a second amended securities class action complaint against the Group in the US District Court for the Southern District of New York, alleging that the Group violated US securities laws through failure to disclose unfavourable clinical data from studies on Paxil, misrepresentation of the remaining patent protection for Paxil and Augmentin and violation of the Federal False Claims Act on the basis of the Group’s recent AWP settlement with the government. In October 2006, the judge entered an order dismissing the complaint, which was upheld by the US Court of Appeals for the Second Circuit in March 2008. This matter has now concluded.
In November 2007, attorneys purporting to represent a class of purchasers of GlaxoSmithKline shares and ADS filed an amended consolidated complaint against the Group and senior officers in the US District Court for the Southern District of New York. It alleged that the Group and the individual defendants violated US securities laws and artificially inflated the price of GlaxoSmithKline’s stock by misleading investors about the safety of Avandia. The amended consolidated complaint also alleges that several current and former senior officers and members of the Group engaged in insider trading. A motion to dismiss the complaint has been filed on behalf of the Group and the individual defendants. In May 2008, the District Court entered an order dismissing the case as to all defendants. Plaintiffs filed an appeal with the US Court of Appeals for the Second Circuit. That appeal remains pending.
Relenza
In May 2004, Biota Holdings Limited filed a complaint in the Victorian Supreme Court in Australia alleging that the Group had failed to fulfil its development, promotion and production obligations for zanamivir (Relenza) under the terms of the licence agreement between the Group and Biota. Biota sought substantial damages. At a mediation ordered by the Court in July 2008 the dispute was settled without any admission of liability. GSK continues to sell Relenza pursuant to the licence agreement.
Wage and hour claims
In December 2006, two purported class actions were filed against the Group on behalf of the entire Group’s US pharmaceutical sales representatives. These actions, which were filed in or transferred to the US District Court for the Central District of California, initially alleged that those representatives are not ‘exempt’ employees under California law and/or the US Fair Labor Standards Act and are consequently entitled to overtime pay, among other things.
Plaintiffs subsequently amended their complaints to assert a class action, limited solely to pharmaceutical sales representatives working in California, and only asserting claims under California’s wage and hour laws.
The suits seek a variety of compensatory, punitive and statutory damages. The Group moved for summary judgement dismissing the claims of the putative class representatives on the ground that they were exempt employees. The Court held that there are appeals pending in the United States Court of Appeals for the Ninth Circuit in cases involving other manufacturers ‘with virtually the same factual and legal arguments’. It therefore deferred ruling on the summary judgement motion and stayed any further activity in the case until the appellate court rules in at least one of the other companies’ pending cases.
A third case, filed in the US District Court for the District of Arizona in November 2008, seeks to establish a nationwide collective action on behalf of the entire Group’s US pharmaceutical sales representatives on the ground that those representatives were not ‘exempt’ employees under the US Fair Labor Standards Act. Plaintiffs seek double damages for all overtime allegedly worked by the Group’s pharmaceutical sales representatives over a three year period.
Environmental matters
GSK has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal, site remediation costs and tort actions brought by private parties.
GSK has been advised that it may be a responsible party at approximately 29 sites, of which 14 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund). These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, GSK is involved as an alleged generator of hazardous waste. Although there are a few sites where GSK is involved as a current or former operator of the facility. Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of by the generator at the site. GSK’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.
GSK’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, GSK routinely accrues amounts related to its share of the liability for such matters.

GSK Annual Report 2008 181

Shareholder information

The shareholder information section includes the financial record presenting historical information prepared in accordance with IFRS as adopted by the European Union, and also with IFRS as issued by the IASB, and the full product development pipeline. The section also discusses shareholder return in the form of dividends and share price movements and provides other information for shareholders.
The share price movements and dividends are shown by the graphs below. Details of the price movements and dividends are pages 197 to 198.

Financial record	182
Quarterly trend	182
Five year record	190
Product development pipeline	193

Shareholder information	197
Share price and dividends	197
Nature of trading market	198
Annual General Meeting	198
Investor relations and Registrar	199
Taxation information for shareholders	200

Glossary of terms	201

Analysis of shareholdings at 31st December 2008

	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	120,998	71	1	43,520,230
1,001 to 5,000	38,292	23	1	81,859,238
5,001 to 100,000	9,005	5	2	131,297,666
100,001 to 1,000,000	931	1	6	333,033,484
Over 1,000,000	414	—	90	5,071,605,619

Totals	169,640	100	100	5,661,316,237

Held by
Nominee companies	29,807	18	72	4,056,441,061
Investment and trust companies	54	—	—	10,572,576
Insurance companies	12	—	—	26,265
Individuals and other corporate bodies	139,765	82	6	329,462,391
BNY (Nominees) Limited	1	—	14	790,619,786
Held as Treasury shares by GlaxoSmithKline	1	—	8	474,194,158

Totals	169,640	100	100	5,661,316,237

The Bank of New York Mellon’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value. At 24th February 2009, BNY (Nominees) Limited held 784,505,385 Ordinary Shares representing 15.12% of the issued share capital at that date.
At 24th February 2009, the number of holders of shares in the USA was 1,103 with holdings of 1,336,503 shares, and the number of registered holders of the ADR was 35,412 with holdings of 392,252,669 ADR. Certain of these shares and ADR were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

182 GSK Annual Report 2008
Shareholder information

Financial record

Quarterly trend

An unaudited analysis of the Group results and pharmaceutical sales by therapeutic area is provided by quarter in Sterling for the financial year 2008.

Income statement — total	12 months 2008				Q4 2008
	£m		CER%	£%	£m		CER%	£%

Turnover — Pharmaceuticals	20,381		(3)	6	5,803		(4)	15
— Consumer Healthcare	3,971		3	12	1,107		2	17

Total turnover	24,352		(3)	7	6,910		(3)	16
Cost of sales	(6,415)		13	21	(1,953)		10	19
Selling, general and administrative	(7,656)		2	10	(2,296)		9	26
Research and development	(3,681)		4	11	(1,212)		4	16
Other operating income	541				133

Operating profit	7,141		(20)	(6)	1,582		(35)	—

Finance income	313				37
Finance costs	(843)				(241)
Share of after tax profits of associates and joint ventures	48				18

Profit before taxation	6,659		(24)	(11)	1,396		(44)	(9)
Taxation	(1,947)				(379)
Tax rate %	29.2%				27.1%

Profit after taxation for the period	4,712		(25)	(11)	1,017		(42)	(5)

Profit attributable to minority interests	110				35
Profit attributable to shareholders	4,602				982

Basic earnings per share (pence)	88.6	p	(21)	(6)	19.3	p	(40)	(2)

Diluted earnings per share (pence)	88.1	p			19.2	p

Income statement — results before major restructuring

Turnover — Pharmaceuticals	20,381		(3)	6	5,803		(4)	15
— Consumer Healthcare	3,971		3	12	1,107		2	17

Total turnover	24,352		(3)	7	6,910		(3)	16
Cost of sales	(5,776)		4	11	(1,642)		(2)	7
Selling, general and administrative	(7,352)		—	8	(2,205)		(14)	31
Research and development	(3,506)		2	8	(1,090)		(1)	14
Other operating income	541				133

Operating profit	8,259		(10)	4	2,106		(21)	9

Finance income	313				37
Finance costs	(838)				(238)
Share of after tax profits of associates and joint ventures	48				18

Profit before taxation	7,782		(14)	—	1,923		(28)	3
Taxation	(2,231)				(532)
Tax rate %	28.7%				27.7%

Profit after taxation for the period	5,551		(14)	—	1,391		(27)	4

Profit attributable to minority interests	110				35
Profit attributable to shareholders	5,441				1,356

Adjusted earnings per share (pence)	104.7	p	(9)	6	26.7	p	(23)	9

Diluted earnings per share (pence)	104.1	p			26.6	p

The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

GSK Annual Report 2008 183
Shareholder information

Financial record continued

Quarterly trend

Q3 2008				Q2 2008				Q1 2008
£m		CER%	£%	£m		CER%	£%	£m		CER%	£%

4,888		(4)	6	4,923		(2)	3	4,767		(4)	—
994		3	12	951		(1)	4	919		8	14

5,882		(3)	7	5,874		(2)	4	5,686		(3)	2
(1,590)		20	29	(1,513)		19	25	(1,359)		6	10
(1,819)		4	12	(1,796)		(7)	(2)	(1,745)		—	4
(869)		6	13	(820)		1	4	(780)		5	7
53				194				161

1,657		(26)	(13)	1,939		(7)	1	1,963		(13)	(9)

98				96				82
(218)				(214)				(170)
16				15				(1)

1,553		(31)	(17)	1,836		(11)	(3)	1,874		(17)	(13)
(497)				(529)				(542)
32.0%				28.8%				28.9%

1,056		(35)	(22)	1,307		(11)	(4)	1,332		(17)	(13)

29				21				25
1,027				1,286				1,307

20.1	p	(30)	(15)	24.6	p	(6)	3	24.4	p	(14)	(10)

20.0	p			24.4	p			24.2	p

4,888		(4)	6	4,923		(2)	3	4,767		(4)	—
994		3	12	951		(1)	4	919		8	14

5,882		(3)	7	5,874		(2)	4	5,686		(3)	2
(1,460)		10	19	(1,375)		8	13	(1,299)		1	5
(1,662)		(5)	3	(1,765)		(8)	(4)	(1,720)		(2)	3
(834)		2	8	(802)		(1)	2	(780)		5	7
53				194				161

1,979		(10)	4	2,126		2	10	2,048		(9)	(5)

98				96				82
(218)				(214)				(168)
16				15				(1)

1,875		(14)	0	2,023		(2)	7	1,961		(13)	(8)
(559)				(577)				(563)
29.8%				28.5%				28.7%

1,316		(16)	(2)	1,446		(2)	7	1,398		(13)	(9)

29				21				25
1,287				1,425				1,373

25.2	p	(9)	6	27.2	p	5	13	25.6	p	(9)	(5)

25.0	p			27.0	p			25.5	p

184 GSK Annual Report 2008
Shareholder information

Financial record continued

Quarterly trend

Pharmaceutical turnover — total Group

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	1,731	7	27	1,348	3	14	1,383	4	10	1,355	6	11
Seretide/Advair	1,237	8	29	982	7	18	964	6	11	954	10	14
Flixotide/Flovent	208	(1)	19	149	(4)	6	158	(3)	5	162	(1)	5
Serevent	70	(18)	(1)	60	(14)	(5)	66	(11)	(6)	67	(5)	3
Veramyst	25	>100	>100	17	>100	>100	17	89	89	13	—	—
Flixonase/Flonase	42	9	31	33	(39)	(33)	65	13	18	46	(33)	(27)

Anti-virals	924	(4)	17	792	1	11	751	(5)	—	739	(8)	(4)
HIV	417	(3)	16	377	(5)	5	361	(6)	(1)	358	(5)	—
Epzicom/Kivexa	129	20	43	110	24	38	104	24	32	99	25	32
Combivir	114	(13)	6	110	(13)	(4)	104	(15)	(11)	105	(13)	(9)
Trizivir	59	(14)	5	49	(20)	(11)	50	(23)	(17)	54	(16)	(13)
Agenerase, Lexiva	47	6	31	40	(3)	8	38	9	15	35	(3)	—
Epivir	36	(22)	(3)	35	(16)	(8)	34	(20)	(15)	34	(22)	(17)
Ziagen	28	(18)	—	27	(11)	(4)	26	(7)	(4)	25	(8)	(4)
Valtrex	366	16	44	303	21	32	277	19	23	249	9	11
Zeffix	53	2	26	42	(10)	—	47	—	7	46	8	15
Relenza	13	(85)	(83)	12	(57)	(57)	3	(97)	(96)	29	(71)	(68)

Central nervous system	665	(43)	(26)	585	(38)	(29)	818	(4)	(1)	829	3	4
Lamictal	177	(57)	(41)	136	(59)	(51)	323	18	19	290	16	16
Imigran/Imitrex	161	(34)	(14)	188	5	14	173	2	4	165	(1)	(1)
Seroxat/Paxil	154	(21)	2	112	(23)	(13)	127	(18)	(9)	121	(15)	(10)
Wellbutrin	66	(63)	(49)	53	(67)	(61)	97	(27)	(27)	126	(3)	(5)
Requip	58	(53)	(39)	56	(43)	(36)	58	(37)	(31)	94	15	18
Treximet	13	—	—	4	—	—	8	—	—	—	—	—

Cardiovascular and urogenital	548	51	84	466	12	23	435	(5)	(1)	398	(12)	(9)
Avodart	120	19	45	102	29	42	92	33	37	85	30	35
Lovaza	98	>100	>100	75	—	—	67	—	—	50	—	—
Coreg	61	>100	>100	50	(69)	(66)	44	(78)	(78)	48	(77)	(78)
Coreg CR	50	21	52	41	19	32	39	>100	>100	35	>100	>100
Coreg IR	11	>100	>100	9	(93)	(92)	5	(97)	(97)	13	(94)	(94)
Fraxiparine	58	(2)	14	59	22	44	58	13	29	51	(4)	9
Arixtra	55	59	90	44	56	76	36	31	38	35	70	75
Vesicare	23	36	64	18	31	38	16	25	33	14	36	27
Levitra	17	18	55	16	15	23	13	18	18	14	—	—

Metabolic	345	(11)	8	289	(11)	(2)	285	(35)	(32)	272	(45)	(43)
Avandia products	229	(17)	(1)	191	(23)	(15)	194	(46)	(44)	191	(56)	(54)
Avandia	147	(24)	(8)	118	(29)	(23)	125	(51)	(50)	122	(62)	(61)
Avandamet	70	(8)	9	63	(7)	5	61	(33)	(28)	62	(29)	(25)
Bonviva/Boniva	76	23	46	56	24	37	56	47	56	49	50	53

Anti-bacterials	397	(7)	8	340	3	13	329	(1)	6	363	(2)	5
Augmentin	159	(5)	9	143	10	22	129	(1)	8	156	(1)	6
Altabax	5	—	25	5	>100	>100	4	(20)	(20)	2	—	—

Oncology and emesis	138	12	38	128	12	23	117	(11)	(7)	113	(27)	(23)
Hycamtin	41	10	32	34	3	13	35	18	25	30	(3)	—
Zofran	17	(41)	(23)	33	(9)	3	31	(49)	(44)	29	(69)	(67)
Tykerb	35	58	84	26	44	63	22	75	83	19	>100	>100

Vaccines	796	8	26	730	12	23	577	34	45	436	10	18
Hepatitis	185	5	26	174	11	23	167	23	30	139	16	23
Infanrix/Pediarix	194	19	42	168	9	23	167	13	24	153	6	14
Fluarix, FluLaval	66	12	35	144	11	20	5	25	25	—	—	—
Flu-prepandemic	17	(86)	(86)	10	(52)	(52)	34	—	—	5	—	—
Cervarix	55	>100	>100	43	>100	>100	15	—	—	12	—	—
Rotarix	66	59	69	39	57	70	35	>100	>100	27	79	93
Boostrix	17	—	31	22	(19)	(15)	18	21	29	13	(8)	—

Other	259	(11)	2	210	(3)	7	228	(6)	1	262	12	17

	5,803	(4)	15	4,888	(4)	6	4,923	(2)	3	4,767	(4)	—

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2008 185
Shareholder information

Financial record continued

Quarterly trend

Pharmaceutical turnover — USA

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	852	9	35	636	3	12	616	4	4	616	8	6
Seretide/Advair	674	6	31	515	5	14	473	2	1	499	10	9
Flixotide/Flovent	103	2	27	71	(1)	6	68	5	5	75	7	6
Serevent	22	(5)	16	17	(11)	(6)	16	(11)	(11)	17	(11)	(11)
Veramyst	18	75	>100	12	>100	>100	14	56	56	12	—	—
Flixonase/Flonase	8	>100	>100	7	(67)	(67)	33	32	32	4	(84)	(84)

Anti-virals	500	3	28	398	5	13	355	(2)	(3)	347	(9)	(10)
HIV	193	(1)	25	153	(11)	(4)	142	(10)	(11)	152	(6)	(7)
Epzicom/Kivexa	55	19	49	44	21	29	39	6	8	40	17	14
Combivir	53	(4)	18	41	(26)	(18)	41	(18)	(18)	45	(8)	(10)
Trizivir	32	(11)	14	24	(21)	(14)	23	(25)	(28)	27	(16)	(16)
Agenerase, Lexiva	26	11	37	21	(5)	5	18	—	(5)	18	(10)	(10)
Epivir	14	(15)	8	11	(29)	(21)	11	(8)	(8)	11	(21)	(21)
Ziagen	14	(9)	27	10	(17)	(17)	11	—	—	10	(9)	(9)
Valtrex	279	24	54	223	28	38	195	22	21	173	7	5
Zeffix	4	33	33	4	(25)	—	4	33	33	3	—	—
Relenza	5	(93)	(88)	5	(58)	(58)	2	(94)	(94)	8	(82)	(82)

Central nervous system	353	(61)	(45)	321	(52)	(46)	547	(6)	(7)	594	7	5
Lamictal	119	(68)	(52)	84	(71)	(63)	268	22	21	240	22	20
Imigran/Imitrex	123	(40)	(20)	154	8	16	139	2	2	134	—	(1)
Seroxat/Paxil	19	(67)	(51)	13	(67)	(61)	16	(47)	(53)	31	(16)	(16)
Wellbutrin	56	(69)	(55)	44	(72)	(66)	89	(30)	(30)	121	(4)	(5)
Requip	11	(92)	(83)	13	(81)	(78)	18	(69)	(69)	60	9	7
Treximet	13	—	—	4	—	—	8	—	—

Cardiovascular and urogenital	344	>100	>100	280	9	17	251	(14)	(14)	232	(22)	(23)
Avodart	75	22	53	63	29	40	55	38	38	49	22	20
Lovaza	98	>100	>100	75	—	—	66	—	—	50	—	—
Coreg	60	>100	>100	49	(69)	(66)	43	(78)	(78)	48	(78)	(78)
Coreg CR	49	18	44	41	19	32	38	>100	>100	35	>100	>100
Coreg IR	11	>100	>100	8	(93)	(93)	5	(97)	(97)	13	(94)	(94)
Fraxiparine	—	—	—	—	—	—	—	—	—	—	—	—
Arixtra	31	63	94	22	43	57	16	21	14	19	73	73
Vesicare	23	36	64	18	31	38	16	25	33	14	36	27
Levitra	16	9	45	15	17	25	13	18	18	13	—	—

Metabolic	182	(13)	10	136	(22)	(15)	139	(44)	(45)	133	(57)	(58)
Avandia products	132	(21)	2	99	(28)	(24)	104	(54)	(54)	99	(66)	(66)
Avandia	89	(29)	(10)	67	(33)	(27)	72	(57)	(57)	71	(69)	(69)
Avandamet	34	—	31	26	(14)	(10)	25	(44)	(44)	24	(49)	(49)
Bonviva/Boniva	51	8	34	36	18	29	36	38	38	33	48	43

Anti-bacterials	50	(23)	(4)	40	(10)	(2)	39	(20)	(20)	45	(13)	(15)
Augmentin	15	(13)	—	9	(36)	(18)	8	(47)	(53)	17	(29)	(29)
Altabax	5	—	25	4	100	100	4	(20)	(20)	2	—	—

Oncology and emesis	64	11	42	64	13	23	57	(24)	(24)	58	(41)	(42)
Hycamtin	25	18	47	20	—	11	19	19	19	17	(5)	(11)
Zofran	(10)	(57)	(43)	6	50	50	4	(84)	(84)	3	(95)	(95)
Tykerb	14	(8)	17	12	—	9	11	20	10	10	>100	>100

Vaccines	178	(31)	(13)	218	(13)	(8)	124	19	18	109	34	33
Hepatitis	74	6	37	82	17	24	66	43	40	53	66	66
Infanrix/Pediarix	56	—	27	56	(10)	(3)	49	(4)	(4)	51	21	19
Fluarix, FluLaval	22	(27)	—	63	(19)	(18)	—	—	—	—	—	—
Flu-prepandemic	1	(99)	(99)	—	—	—	—	—	—
Cervarix	—	—	—	—	—	—	—	—	—	—	—	—
Rotarix	17	—	—	4	—	—	—	—	—	—	—	—
Boostrix	8	—	33	13	(40)	(35)	9	29	29	5	(29)	(29)

Other	3	(94)	(91)	8	>100	>100	1	(67)	(89)	4	(91)	(88)

	2,526	(13)	10	2,101	(13)	(6)	2,129	(8)	(9)	2,138	(10)	(12)

Pharmaceutical turnover includes co-promotion income.

186 GSK Annual Report 2008
Shareholder information

Financial record continued

Quarterly trend

Pharmaceutical turnover — Europe

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	550	3	18	449	—	12	497	—	12	486	4	14
Seretide/Advair	392	5	19	324	1	13	355	4	15	345	9	19
Flixotide/Flovent	50	2	16	38	(3)	15	43	(7)	5	44	(7)	7
Serevent	33	(17)	(6)	32	(13)	—	34	(11)	(3)	37	6	16
Veramyst	6	—	—	3	—	—	1	—	—	1	—	—
Flixonase/Flonase	12	(17)	—	11	11	22	16	(13)	7	13	—	—

Anti-virals	224	(6)	9	199	(12)	1	218	(12)	(1)	209	(17)	(7)
HIV	165	(10)	6	150	(6)	7	164	(2)	11	157	(7)	4
Epzicom/Kivexa	57	16	33	50	19	35	54	33	50	48	33	45
Combivir	42	(18)	(5)	38	(19)	(10)	44	(19)	(6)	42	(21)	(13)
Trizivir	22	(24)	(12)	22	(17)	(4)	24	(13)	4	24	(19)	(11)
Agenerase, Lexiva	15	(7)	7	15	(8)	15	16	8	23	15	8	15
Epivir	15	(20)	—	13	(27)	(13)	15	(19)	(6)	15	(22)	(17)
Ziagen	9	(11)	—	8	(22)	(11)	10	—	11	9	(11)	—
Valtrex	38	3	23	35	7	25	36	10	24	35	15	30
Zeffix	7	(17)	17	7	—	17	6	20	20	7	—	17
Relenza	5	25	25	—	—	—	1	(96)	(96)	—	—	—

Central nervous system	151	—	15	142	4	17	143	1	13	129	(8)	2
Lamictal	39	(8)	3	37	(9)	6	38	(3)	9	33	(14)	(6)
Imigran/Imitrex	25	(4)	4	24	(5)	9	24	—	9	23	(5)	10
Seroxat/Paxil	29	(10)	—	27	(8)	4	31	(13)	—	28	(24)	(18)
Wellbutrin	6	>100	>100	6	100	>100	3	—	—	3	>100	>100
Requip	38	28	52	35	35	52	31	27	41	29	24	38
Treximet	—	—	—	—	—	—	—	—	—

Cardiovascular and urogenital	137	5	25	130	17	38	129	12	29	116	6	20
Avodart	33	12	32	29	19	38	28	19	33	28	39	56
Lovaza	—	—	—	—	—	—	—	—	—	—	—	—
Coreg	—	—	—	—	—	—	—	—	—	—	—	—
Coreg CR	—	—	—	—	—	—	—	—	—	—	—	—
Coreg IR	—	—	—	—	—	—	—	—	—	—	—	—
Fraxiparine	44	(10)	7	47	18	42	46	3	21	41	(8)	5
Arixtra	21	64	91	19	78	>100	17	50	70	14	33	56
Vesicare	—	—	—	—	—	—	—	—	—	—	—	—
Levitra	1	(100)	—	1	—	—	—	—	—	1	—	—

Metabolic	76	(16)	(1)	72	(2)	13	73	(19)	(8)	73	(6)	4
Avandia products	47	(27)	(16)	48	(16)	(4)	49	(31)	(21)	54	(14)	(5)
Avandia	20	(25)	(17)	20	(31)	(23)	20	(40)	(33)	22	(35)	(29)
Avandamet	26	(29)	(16)	26	—	13	28	(23)	(10)	31	8	19
Bonviva/Boniva	23	33	53	18	60	80	18	60	80	15	44	67

Anti-bacterials	179	(9)	6	141	(1)	15	140	(2)	11	175	(8)	3
Augmentin	74	(6)	10	62	6	22	57	—	14	79	—	13
Altabax	—	—	—	1	—	—	—	—	—	—	—	—

Oncology and emesis	50	16	35	41	6	24	41	6	21	37	6	19
Hycamtin	14	—	27	12	10	20	12	—	20	11	11	22
Zofran	16	(18)	(6)	15	(24)	(12)	16	(13)	—	16	(30)	(20)
Tykerb	17	>100	>100	10	80	100	8	>100	>100	7	>100	>100

Vaccines	356	23	40	323	40	59	276	41	59	200	5	18
Hepatitis	74	—	17	61	2	13	72	3	24	56	(4)	2
Infanrix/Pediarix	113	36	55	89	23	46	94	26	45	81	(1)	13
Fluarix, FluLaval	21	89	>100	58	55	76	(1)	—	—	—	—	—
Flu-prepandemic	15	(68)	(68)	10	>100	>100	35	—	—	4
Cervarix	45	>100	>100	38	—	—	11	—	—	10	—	—
Rotarix	13	57	86	11	67	83	10	33	67	9	100	>100
Boostrix	7	20	40	7	40	40	7	20	40	5	—	25

Other	103	23	37	66	(6)	5	81	19	31	71	20	31

	1,826	4	20	1,563	6	20	1,598	4	17	1,496	(2)	9

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2008 187
Shareholder information

Financial record continued

Quarterly trend

Pharmaceutical turnover — Rest of World

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	329	7	25	263	11	23	270	12	22	253	6	17
Seretide/Advair	171	30	47	143	35	47	136	31	43	110	19	29
Flixotide/Flovent	55	(10)	8	40	(10)	—	47	(9)	4	43	(7)	—
Serevent	15	(35)	(12)	11	(23)	(15)	16	(12)	(6)	13	(21)	(7)
Veramyst	1	—	—	2	—	100	2	—	—	—	—	—
Flixonase/Flonase	22	(5)	16	15	(32)	(21)	16	7	7	29	—	16

Anti-virals	200	(14)	3	195	7	17	178	(2)	6	183	8	15
HIV	59	8	23	74	11	21	55	(7)	(4)	49	5	11
Epzicom/Kivexa	17	40	70	16	56	78	11	71	57	11	29	57
Combivir	19	(21)	—	31	26	35	19	—	(5)	18	(6)	6
Trizivir	5	33	67	3	(25)	(25)	3	(60)	(40)	3	—	—
Agenerase, Lexiva	6	33	100	4	25	—	4	>100	>100	2	—	—
Epivir	7	(33)	(22)	11	22	22	8	(33)	(33)	8	(22)	(11)
Ziagen	5	(38)	(38)	9	14	29	5	(29)	(29)	6	—	—
Valtrex	49	(9)	14	45	3	15	46	14	28	41	12	24
Zeffix	42	3	27	31	(9)	(3)	37	(6)	3	36	10	16
Relenza	3	(90)	(90)	7	>100	>100	—	—	—	21	19	31

Central nervous system	161	(2)	23	122	(5)	6	128	1	10	106	(7)	2
Lamictal	19	—	19	15	—	(6)	17	—	13	17	7	13
Imigran/Imitrex	13	(20)	30	10	—	—	10	—	11	8	(11)	(11)
Seroxat/Paxil	106	(2)	28	72	(9)	4	80	(7)	7	62	(10)	(2)
Wellbutrin	4	—	—	3	100	50	5	—	25	2	(33)	(33)
Requip	9	33	50	8	60	60	9	>100	>100	5	67	67
Treximet	—	—	—	—	—	—	—	—	—

Cardiovascular and urogenital	67	15	29	56	13	24	55	15	17	50	18	28
Avodart	12	22	33	10	67	67	9	50	50	8	75	100
Lovaza	—	—	—	—	—	—	1	—	—	—	—	—
Coreg	1	—	—	1	(100)	—	1	(100)	(67)	—	—	—
Coreg CR	1	100	>100	—	—	—	1	(100)	—	—	—	—
Coreg IR	—	—	—	1	(100)	—	—	—	—	—	—	—
Fraxiparine	14	30	40	12	38	50	12	71	71	10	13	25
Arixtra	3	—	50	3	50	50	3	—	50	2	—	—
Vesicare	—	—	—	—	—	—	—	—	—	—	—	—
Levitra	—	—	—	—	—	—	—	—	—	—	—	—

Metabolic	87	(3)	13	81	4	14	73	(23)	(17)	66	(30)	(24)
Avandia products	50	4	11	44	(16)	(2)	41	(33)	(33)	38	(44)	(40)
Avandia	38	(8)	3	31	(20)	(11)	33	(36)	(34)	29	(48)	(44)
Avandamet	10	57	43	11	—	38	8	(11)	(11)	7	(30)	(30)
Bonviva/Boniva	2	>100	>100	2	(33)	(33)	2	—	—	1	—	—

Anti-bacterials	168	1	14	159	10	17	150	7	12	143	11	16
Augmentin	70	(2)	9	72	24	31	64	13	21	60	9	13
Altabax	—	—	—	—	—	—	—	—	—	—	—	—

Oncology and emesis	24	6	33	23	16	21	19	12	12	18	—	13
Hycamtin	2	—	(33)	2	—	—	4	100	100	2	(50)	—
Zofran	11	(17)	(8)	12	(9)	9	11	(29)	(21)	10	(9)	(9)
Tykerb	4	>100	100	4	—	—	3	—	—	2	—	—

Vaccines	262	32	49	189	12	24	177	37	48	127	2	9
Hepatitis	37	17	23	31	19	48	29	35	26	30	(4)	15
Infanrix/Pediarix	25	—	25	23	28	28	24	16	26	21	—	11
Fluarix, FluLaval	23	22	28	23	100	>100	6	—	—	—	—	—
Flu-prepandemic	1	—	—	—	—	—	(1)	—	—	1	—	—
Cervarix	10	—	—	5	>100	>100	4	—	—	2	—	—
Rotarix	36	9	13	24	29	41	25	>100	>100	18	70	80
Boostrix	2	(50)	—	2	100	100	2	—	—	3	50	50

Other	153	(10)	5	136	(12)	(5)	146	(12)	(5)	187	32	36

	1,451	3	21	1,244	5	15	1,196	4	12	1,133	6	14

Pharmaceutical turnover includes co-promotion income.

188 GSK Annual Report 2008
Shareholder information

Financial record continued

Quarterly trend

Consumer Healthcare turnover — total Group

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	579	(1)	16	476	(1)	10	443	(9)	(4)	437	5	11
Panadol franchise	84	10	25	82	9	21	78	11	18	80	19	29
Smoking cessation	93	(10)	8	83	3	11	65	(15)	(13)	58	(27)	(26)
Tums	27	—	23	21	(17)	(9)	22	5	5	21	(5)	(5)
Cold sore franchise	28	(8)	8	22	—	10	19	20	27	20	6	11
Breathe Right	27	28	50	19	(5)	—	18	42	50	17	14	21
alli	30	(35)	(25)	18	(50)	(47)	18	(76)	(76)	9	—	—

Oral healthcare	343	7	25	310	7	19	298	3	12	289	8	17
Aquafresh franchise	122	2	16	116	5	18	107	(3)	6	107	6	14
Sensodyne franchise	100	13	30	90	8	20	87	9	18	86	19	28
Dental care	77	9	33	68	9	21	66	7	20	60	6	13

Nutritional healthcare	185	1	8	208	5	7	210	11	12	193	14	18
Lucozade	89	(1)	3	100	2	5	107	11	14	86	18	19
Horlicks	47	10	18	53	10	10	48	14	14	56	18	27
Ribena	37	(3)	3	44	2	7	43	5	5	37	(5)	(3)

	1,107	2	17	994	3	12	951	(1)	4	919	8	14

Consumer Healthcare turnover — USA

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	207	(16)	5	155	(16)	(9)	143	(30)	(31)	125	(6)	(7)
Panadol franchise	—	—	—	—	—	—	—	—	—	—	—	—
Smoking cessation	68	(13)	8	60	2	7	47	(8)	(8)	38	(25)	(25)
Tums	23	(5)	21	18	(16)	(5)	19	5	—	18	(10)	(10)
Cold sore franchise	15	(8)	15	10	(9)	(9)	9	50	50	7	(13)	(13)
Breathe Right	16	8	23	13	(8)	—	10	—	—	9	(25)	(25)
alli	28	(44)	(35)	18	(52)	(45)	17	(76)	(78)	8	—	—

Oral healthcare	68	8	33	54	4	13	50	(7)	(7)	50	4	2
Aquafresh franchise	26	—	30	20	6	18	18	(21)	(25)	20	11	11
Sensodyne franchise	21	13	40	17	14	21	15	7	7	15	15	15
Dental care	19	7	36	15	—	7	15	—	—	14	(7)	(7)

Nutritional healthcare	—	—	—	—	—	—	—	—	—	—	—	—
Lucozade	—	—	—	—	—	—	—	—	—	—	—	—
Horlicks	—	—	—	—	—	—	—	—	—	—	—	—
Ribena	—	—	—	—	—	—	—	—	—	—	—	—

	275	(11)	10	209	(11)	(5)	193	(25)	(26)	175	(3)	(4)

GSK Annual Report 2008 189
Shareholder information

Financial record continued

Quarterly trend

Consumer Healthcare turnover — Europe

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	187	4	17	142	4	19	134	4	17	144	5	15
Panadol franchise	23	5	21	20	(6)	18	17	14	21	19	13	27
Smoking cessation	18	(6)	6	13	(8)	—	13	(33)	(28)	16	(35)	(30)
Tums	1	—	—	—	—	—	—	—	—	—	—	—
Cold sore franchise	11	—	10	8	—	14	9	14	29	10	13	25
Breathe Right	6	33	100	4	100	100	5	100	>100	5	>100	>100
alli	—	—	—	—	—	—	—	—	—	—	—	—

Oral healthcare	189	4	20	174	7	22	169	5	17	159	7	19
Aquafresh franchise	73	—	12	72	2	18	66	4	16	64	2	14
Sensodyne franchise	48	8	23	43	9	23	43	8	19	41	23	32
Dental care	32	17	33	27	15	35	27	9	23	24	11	26

Nutritional healthcare	110	(5)	(3)	127	1	2	134	6	7	110	8	10
Lucozade	76	(4)	(1)	89	—	2	95	9	10	76	16	19
Horlicks	6	(14)	(14)	5	(17)	(17)	5	—	—	6	(14)	(14)
Ribena	27	(4)	(4)	33	(3)	—	34	3	3	27	(7)	(7)

	486	2	13	443	4	15	437	5	14	413	7	15

Consumer Healthcare turnover — Rest of World

	Q4 2008			Q3 2008			Q2 2008			Q1 2008
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	185	14	30	179	13	27	166	11	19	168	16	24
Panadol franchise	61	13	27	62	14	22	61	10	17	61	21	30
Smoking cessation	7	—	17	10	33	67	5	(17)	(17)	4	—	—
Tums	3	—	—	3	—	—	3	—	50	3	50	50
Cold sore franchise	2	(33)	(33)	4	50	100	1	(50)	(50)	3	50	50
Breathe Right	5	>100	>100	2	(50)	(50)	3	—	—	3	100	>100
alli	2	>100	>100	—	—	—	1	—	—	1	—	—

Oral healthcare	86	10	28	82	9	19	79	7	16	80	14	23
Aquafresh franchise	23	10	15	24	15	20	23	—	15	23	15	15
Sensodyne franchise	31	22	35	30	4	15	29	13	21	30	17	30
Dental care	26	—	30	26	9	18	24	11	33	22	11	16

Nutritional healthcare	75	14	27	81	13	16	76	21	23	83	24	32
Lucozade	13	22	44	11	25	38	12	25	50	10	38	25
Horlicks	41	15	24	48	14	14	43	16	16	50	24	35
Ribena	10	—	25	11	25	38	9	13	13	10	—	11

	346	13	29	342	12	22	321	13	19	331	17	25

190 GSK Annual Report 2008
Shareholder information

Financial record continued

Five year record
A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Turnover by business segment	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Pharmaceuticals	20,381	19,163	20,013	18,583	17,031
Consumer Healthcare	3,971	3,553	3,212	3,077	2,955

	24,352	22,716	23,225	21,660	19,986

Pharmaceutical turnover by therapeutic area	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Respiratory	5,817	5,032	4,991	5,050	4,392
Anti-virals	3,206	3,027	2,826	2,598	2,355
Central nervous system	2,897	3,348	3,642	3,219	3,462
Cardiovascular and urogenital	1,847	1,554	1,636	1,331	932
Metabolic	1,191	1,508	1,870	1,488	1,245
Anti-bacterials	1,429	1,323	1,363	1,513	1,542
Oncology and emesis	496	477	1,069	1,016	934
Vaccines	2,539	1,993	1,692	1,389	1,194
Other	959	901	924	979	975

	20,381	19,163	20,013	18,583	17,031

Pharmaceutical turnover by geographic area	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

USA	8,894	9,273	10,353	9,106	8,425
Europe	6,483	5,560	5,437	5,458	5,036
Rest of World:
Emerging markets	2,290	1,895	1,783	1,671	1,487
Japan	1,027	867	860	854	769
Asia Pacific	891	834	806	763	666
Canada	503	477	483	443	411
Other	293	257	291	288	237
Rest of World	5,004	4,330	4,223	4,019	3,570

	20,381	19,163	20,013	18,583	17,031

Pharmaceutical turnover includes co-promotion income.

Consumer Healthcare turnover	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

OTC medicines	1,935	1,788	1,561	1,515	1,469
Oral healthcare	1,240	1,049	993	943	913
Nutritional healthcare	796	716	658	619	573

	3,971	3,553	3,212	3,077	2,955

GSK Annual Report 2008 191
Shareholder information

Financial record continued

Financial results — total	2008		2007		2006		2005		2004
	£m		£m		£m		£m		£m

Turnover	24,352		22,716		23,225		21,660		19,986
Operating profit	7,141		7,593		7,808		6,874		5,756
Profit before taxation	6,659		7,452		7,799		6,732		5,779
Profit after taxation	4,712		5,310		5,498		4,816		4,022

	pence		pence		pence		pence		pence

Basic earnings per share	88.6	p	94.4	p	95.5	p	82.6	p	68.1	p
Diluted earnings per share	88.1	p	93.7	p	94.5	p	82.0	p	68.0	p

Financial results — before major restructuring	2008		2007
	£m		£m

Turnover	24,352		22,716
Operating profit	8,259		7,931
Profit before taxation	7,782		7,790
Profit after taxation	5,551		5,571

	pence		pence

Adjusted earnings per share	104.7	p	99.1	p
Adjusted diluted earnings per share	104.1	p	98.3	p

	2008	2007	2006	2005	2004
	millions	millions	millions	millions	millions

Weighted average number of shares in issue:
Basic	5,195	5,524	5,643	5,674	5,736
Diluted	5,226	5,567	5,700	5,720	5,748

	%	%	%	%	%

Return on capital employed	73.1	76.2	90.6	99.7	100.2

Return on capital employed is calculated as total profit before taxation as a percentage of average capital employed over the year.

Balance sheet	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Non-current assets	22,124	17,377	14,561	14,021	12,164
Current assets	17,269	13,626	10,992	13,177	10,780

Total assets	39,393	31,003	25,553	27,198	22,944

Current liabilities	(10,017)	(10,345)	(7,265)	(9,511)	(8,564)
Non-current liabilities	(21,058)	(10,748)	(8,640)	(10,117)	(8,443)

Total liabilities	(31,075)	(21,093)	(15,905)	(19,628)	(17,007)

Net assets	8,318	9,910	9,648	7,570	5,937

Shareholders’ equity	7,931	9,603	9,386	7,311	5,724
Minority interests	387	307	262	259	213

Total equity	8,318	9,910	9,648	7,570	5,937

192 GSK Annual Report 2008
Shareholder information

Financial record continued

Number of employees

	2008	2007	2006	2005	2004

USA	21,176	24,838	24,726	23,822	23,782
Europe	44,677	46,869	45,758	43,999	44,679
Rest of World:
Asia Pacific	18,983	17,525	17,570	15,991	16,109
Japan	3,174	3,284	3,195	3,098	2,965
Middle East, Africa	3,403	3,156	3,204	5,682	5,134
Latin America	5,228	5,249	5,856	5,664	5,603
Canada	2,362	2,562	2,386	2,472	1,747

Rest of World	33,150	31,776	32,211	32,907	31,558

	99,003	103,483	102,695	100,728	100,019

Manufacturing	32,622	33,995	33,235	31,615	31,143
Selling	42,430	44,499	44,484	44,393	44,646
Administration	8,787	8,960	9,024	9,225	9,193
Research and development	15,164	16,029	15,952	15,495	15,037

	99,003	103,483	102,695	100,728	100,019

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.
Exchange rates
As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

	2008	2007	2006	2005	2004

Average	1.85	2.00	1.85	1.81	1.84

The average rate for the year is calculated as the average of the noon buying rates for each day of the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2009	2009	2008	2008	2008	2008

High	1.49	1.52	1.55	1.62	1.78	1.86
Low	1.42	1.37	1.44	1.48	1.55	1.75

As at 31st December 2008, the Federal Reserve Bank of New York ceased publishing noon buying rates. The Bank of England 4pm buying rates have been used for subsequent calculations.
The 4pm buying rate on 24th February 2009 was £1 = US$1.44.

GSK Annual Report 2008 193
Shareholder information
Product development pipeline

Key
†	In-license or other alliance relationship with third party
S	Month of first submission
A	Month of first regulatory approval (for MAA, this is the first EU approval letter)
AL	Month Approvable or Complete Response Letter received — indicates that ultimately approval can be given subject to resolution of outstanding queries
PO	Month of EU Positive Opinion

BLA	Biological License Application
MAA	Marketing authorisation application (Europe)
NDA	New drug application (USA)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.

Estimated submission dates are only disclosed where they are within 12 months of the date of the chart. This date represents the most likely year of submission where it is considered that there is a reasonably high probability of successfully meeting the date assuming the clinical data meets the expected end-points of the clinical trials.

Estimated submission dates
Compound	Type	Indication	Phase	MAA	NDA/BLA

Biopharmaceuticals
249320	monoclonal antibody	stroke	I
933776	monoclonal antibody	Alzheimer’s disease	I
iboctadekin† + Doxil	IL18 immunomodulator + topoisomerase II inhibitor	ovarian cancer	I
iboctadekin† + rituximab	IL18 immunomodulator + anti-CD20	non-Hodgkin’s lymphoma	I
monoclonal antibody
315234	monoclonal antibody	rheumatoid arthritis	II
679586	monoclonal antibody	severe asthma	II
belimumab†	anti-B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus	II
mepolizumab	anti-IL5 monoclonal antibody	severe asthma & nasal polyposis	II
ofatumumab†	anti-CD20 human monoclonal antibody	diffuse large B cell lymphoma	II
ofatumumab†	anti-CD20 human monoclonal antibody	multiple sclerosis	II
belimumab†	anti-B lymphocyte stimulator monoclonal antibody (i.v.)	systemic lupus erythematosus	III
ofatumumab†	anti-CD20 human monoclonal antibody	follicular lymphoma	III
ofatumumab†	anti-CD20 human monoclonal antibody	rheumatoid arthritis	III
otelixizumab†	anti-CD3 monoclonal antibody	type 1 diabetes	III
Syncria†	glucagon-like peptide 1 agonist	type 2 diabetes	III
Bosatria (mepolizumab)	anti-IL5 monoclonal antibody	hypereosinophilic syndrome	Submitted	S:Sep08
ofatumumab†	anti-CD20 human monoclonal antibody	refractory chronic lymphocytic leukaemia	Submitted	S:Feb09	S:Jan09

Cardiovascular & Metabolic
256073	high affinity nicotinic acid receptor (HM74A) agonist	dyslipidaemia	I
1278863	prolyl hydroxylase inhibitor	anaemia	I
1292263	gastrin-releasing peptide (GRP) receptor agonist	type 2 diabetes	I
1521498	mu-opioid receptor inverse agonist	obesity	I
1614235†	sodium dependent glucose transport (SGLT1) inhibitor	type 2 diabetes	I
2245840	SIRT1 activator	type 2 diabetes (also chronic obstructive pulmonary	I
disease, COPD)
221149	oxytocin antagonist	threatened pre-term labour	II
756050	bile acid receptor agonist	type 2 diabetes	II
184072	SIRT1 activator	type 2 diabetes (also oncology indications)	II
losmapimod (856553)	p38 kinase inhibitor	cardiovascular disease (also COPD & depression)	II
pazopanib	multi-kinase angiogenesis inhibitor (eye drops)	age-related macular degeneration (also cancer indications)	II
remogliflozin etabonate†	SGLT2 inhibitor	type 1 diabetes	II
remogliflozin etabonate†	SGLT2 inhibitor	type 2 diabetes	II
rilapladib†	Lp-PLA2 inhibitor	atherosclerosis	II
ronacaleret†	calcium antagonist	osteoporosis & fracture healing	II
Avandamet XR	PPAR gamma agonist + metformin	type 2 diabetes — extended release	III	N/A
Avandia + simvastatin	PPAR gamma agonist + statin	type 2 diabetes	III	N/A
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	III
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	Approved	A:Aug07	AL:Feb07
& Sep07
Avandia	PPAR gamma agonist	prevention of disease progression	Approved	S:Nov08	A:Jul08
Volibris†	endothelin A antagonist	pulmonary arterial hypertension	Approved	A:Apr08	N/A

194 GSK Annual Report 2008
Shareholder information
Product development pipeline continued

Estimated submission dates
Compound	Type	Indication	Phase	MAA	NDA

Infectious Diseases
932121	plasmodium electron transport chain inhibitor	malaria	I
945237	topoisomerase II inhibitor	treatment of bacterial infections	I
1265744†	HIV integrase inhibitor	HIV infections	I
1322322	novel class antibacterial agent	treatment of bacterial infections	I
1349572†	HIV integrase inhibitor	HIV infections	II
IDX899†	non-nucleotide reverse transcriptase inhibitor	HIV infections	II
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	II		N/A
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II

Neurosciences
163090	5HT1 antagonist	depression & anxiety	I
424887	NK1 antagonist/SSRI	depression & anxiety	I
586529†	CRF1 antagonist	depression & anxiety	I
598809	dopamine D3 antagonist	drug dependency	I
618334	dopamine D3 antagonist	drug dependency	I
729327	AMPA receptor modulator	schizophrenia	I
1014802	sodium channel blocker	bipolar disorder	I
1018921	type 1 glycine transport inhibitor	schizophrenia	I
1034702	muscarinic acetylcholine agonist	dementia	I
1144814	NK1/NK3 antagonist	schizophrenia	I
1482160	purinergic ATP receptor antagonist	pain	I
orvepitant	NK1 antagonist	depression & anxiety	I
239512	histamine H3 antagonist	dementia	II
468816	glycine antagonist	smoking cessation	II
561679†	CRF1 antagonist	depression & anxiety	II
649868†	orexin antagonist	sleep disorders	II
681323	p38 kinase inhibitor	neuropathic pain	II
742457	5HT6 antagonist	dementia	II
firategrast†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis	II
losmapimod (856553)	p38 kinase inhibitor	depression (also cardiovascular disease & COPD)	II
Solzira (1838262)†	voltage-gated calcium channel modulator	migraine prophylaxis	II
Solzira (1838262)†	voltage-gated calcium channel modulator	neuropathic pain	II
almorexant†	orexin antagonist	insomnia	III
Lamictal XR	sodium channel inhibitor	epilepsy — partial generalised tonic-clonic seizures, once-daily	III	N/A	2009
retigabine†	neuronal potassium channel opener	epilepsy — partial seizures	III
rosiglitazone XR	PPAR gamma agonist	Alzheimer’s disease	III
Lunivia†	non-benzodiazepine GABA agonist	insomnia	Submitted	Po:Oct08	N/A
Solzira (1838262)†	voltage-gated calcium channel modulator	restless legs syndrome	Submitted		S:Sep08 &
Jan09
Lamictal XR	sodium channel inhibitor	epilepsy — partial seizures, once-daily	Approvable	N/A	AL: Sep07
Requip Modutab/XL†	non-ergot dopamine agonist	Parkinson’s disease — once-daily controlled release formulation	Approved	A:Mar07	A:Jun08
Treximet†	5HT1 agonist + naproxen	migraine — fixed dose combination	Approved	N/A	A:Apr08

GSK Annual Report 2008 195
Shareholder information
Product development pipeline continued

Estimated submission dates
Compound	Type	Indication	Phase	MAA	NDA

Oncology
461364	polo-like kinase inhibitor	cancer	I
923295†	centromere-associated protein E (CENP-E) inhibitor	cancer	I
1120212†	mitogen-activated protein kinase inhibitor (MEK1/2)	cancer	I
totrombopag†	thrombopoietin recept or agonist	thrombocytopaenia	I
184072	SIRT1 activator	colon & haematologic cancers (also type 2 diabetes)	II
1363089†	mesenchymal-epithelial transition factor (C-met) kinase inhibitor	papillary renal cell carcinoma, gastric cancer and head & neck squamous cell carcinoma	II
pazopanib	multi-kinase angiogenesis inhibitor	non-small cell lung cancer	II
pazopanib	multi-kinase angiogenesis inhibitor	ovarian cancer	II
pazopanib +	multi-kinase angiogenesis inhibitor + Her2 and epidermal growth factor receptor	metastatic breast cancer	II
Tyverb/Tykerb	(EGFR) dual kinase inhibitor
Revolade/Promacta†	thrombopoietin receptor agonist	oncology-related thrombocytopaenia	II
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (unresectable disease)	II
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	refractory inflammatory breast cancer	II
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	III	2009	2009
elesclomol†*	oxidative stress inducer	metastatic melanoma	III
pazopanib	multi-kinase angiogenesis inhibitor	sarcoma	III
pazopanib +	multi-kinase angiogenesis inhibitor + Her2	inflammatory breast cancer	III
Tyverb/Tykerb	and EGFR dual kinase inhibitor
Revolade/Promacta†	thrombopoietin receptor agonist	chronic liver disease induced thrombocytopaenia	III
Revolade/Promacta†	thrombopoietin receptor agonist	hepatitis C induced thrombocytopaenia	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, first line therapy	III	2009	2009
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	gastric cancer	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (resectable disease)	III
Duodart (Avodart + alpha blocker)	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia — fixed dose combination	Submitted	S:Dec08	2009
pazopanib	multi-kinase angiogenesis inhibitor	renal cell cancer (also age-related macular degeneration)	Submitted	S:Feb09	S:Dec08
Zunrisa/Rezonic	NK1 antagonist	chemotherapy-induced & postoperative nausea & vomiting	Submitted	S:Jul08	S:May08
Hycamtin	topoisomerase I inhibitor (oral)	small cell lung cancer, second-line therapy	Approved	A:Mar08	A:Oct07
Revolade/Promacta†	thrombopoietin receptor agonist	idiopathic thrombocytopaenic purpura	Approved	S:Dec08	A:Nov08
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	refractory breast cancer	Approved	A:Jun08	A:Mar07

Respiratory & Immuno-inflammation
610677	p38 kinase inhibitor (inhaled)	COPD	I
656933	Chemokine receptor (CXCR2) antagonist	cystic fibrosis & COPD	I
705498	transient receptor potential vanilloid (TRPV1) antagonist (intranasal)	non-allergic rhinitis	I
962040	motilin receptor agonist	delayed gastric emptying	I
1399686	anti-inflammatory macrolide conjugate (oral)	inflammatory bowel disease	I
2245840	SIRT1 activator	COPD (also type 2 diabetes)	I
159797†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
159802†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
256066	PDE IV inhibitor (inhaled)	asthma & COPD	II
573719	muscarinic acetylcholine antagonist	COPD	II
685698	glucocorticoid agonist	asthma, also COPD & asthma in combination with a	II
835726	histamine H1/H3 dual antagonist (oral)	long-acting beta2 agonist allergic rhinitis	II
870086	novel glucocorticoid agonist (inhaled)	asthma	II
642444†	long-acting beta2 agonist	COPD, also COPD & asthma in combination with a glucocorticoid agonist	II
961081†	muscarinic antagonist, beta2 agonist	COPD	II
1004723	histamine H1/H3 dual antagonist (intranasal)	allergic rhinitis	II
2190915†	5-lipoxygenase-activating protein (FLAP) inhibitor	asthma	II
darotropium	muscarinic acetylcholine antagonist	COPD	II
darotropium + 642444†	muscarinic acetylcholine antagonist + long-acting beta2 agonist	COPD	II
losmapimod (856553)	p38 kinase inhibitor (oral)	COPD (also cardiovascular disease & depression)	II
Entereg†	peripheral mu-opioid antagonist	post operative ileus	Approved	N/A	A:May08

*  See Note 40 to the financial statements, Post balance sheet events

196 GSK Annual Report 2008
Shareholder information
Product development pipeline continued

Estimated submission dates
Compound	Type	Indication	Phase	MAA	BLA

Paediatric Vaccines
Mosquirix	recombinant	malaria prophylaxis	II
Hib-MenCY-TT	conjugated	Neisseria meningitis groups C & Y disease & Haemophilus influenzae type b disease prophylaxis	III		2009
MenACWY-TT	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	III
Synflorix	conjugated	Streptococcus pneumoniae diseases prophylaxis in infants & children	Submitted	PO:Jan09
Kinrix	subunit — inactivated	diphtheria, tetanus, pertussis and poliomyelitis prophylaxis (booster — 5th dose)	Approved		A:Jun08
Rotarix†	live attenuated (oral)	rotavirus-induced gastroenteritis prophylaxis	Approved	A:Feb06	A:Apr08

Other Vaccines
Cytomegalovirus	recombinant	cytomegalovirus infection prophylaxis	I
HIV	recombinant	HIV infection prophylaxis	I
NTHi-Pneumo	recombinant	Streptococcus pneumoniae and Haemophilus influenzae disease prophylaxis in adults	I
S. pneumoniae adult	recombinant — conjugated	Streptococcus pneumoniae disease prophylaxis	I
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Zoster	recombinant	Herpes Zoster prevention	II
Flu pandemic & pre-pandemic†	H5N1 inactivated split — monovalent (Quebec)	pandemic influenza prophylaxis	III	2009	2009
New generation flu vaccine	inactivated split — trivalent	seasonal influenza prophylaxis for the elderly	III
Simplirix	recombinant	genital herpes prophylaxis	III
Boostrix	subunit	adult booster for diphtheria, tetanus & pertussis	Approved	A:Jun00	A:Dec08
Pandemrix (Flu pandemic) †	H5N1 inactivated split — monovalent (Dresden)	pandemic influenza prophylaxis	Approved	A:May08
Prepandrix	H5N1 inactivated split — monovalent (Dresden)	pre-pandemic influenza prophylaxis	Approved	A:May08
(Flu pre-pandemic)†
Cervarix†	recombinant	human papilloma virus infection prophylaxis	Approved	A:Sep07	AL:Dec07

Antigen Specific Cancer Immunotherapeutic (ASCI)
WT1	recombinant	treatment of acute myelogenous leukaemia	I
MAGE-A3 ASCI	recombinant	treatment of melanoma	III
MAGE-A3 ASCI	recombinant	treatment of non-small cell lung cancer	III

GSK Annual Report 2008 197
Shareholder information

Shareholder information

The Ordinary Shares of the company are listed on the London Stock Exchange and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). For details of listed debt and where it is listed refer to Note 32, ‘Net debt’.
Share price

	2008	2007	2006
	£	£	£

At 1st January	12.79	13.44	14.69
High during the year	13.85	14.93	15.77
Low during the year	9.95	11.60	13.26
At 31st December	12.85	12.79	13.44
Increase/(decrease)	0.5%	(5)%	(9)%

The table above sets out the middle market closing prices. The company’s share price increased by 0.5% in 2008. This compares with a decrease in the FTSE 100 index of 31% during the year. The share price on 24th February 2009 was £11.06.
Market capitalisation
The market capitalisation, based on shares in issue excluding Treasury shares, of GlaxoSmithKline at 31st December 2008 was £67 billion. At that date GSK was the fifth largest company by market capitalisation on the FTSE index.
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
Taxation
General information concerning the UK and US tax effects of share ownership is set out on page 200 ‘Taxation information for shareholders’.
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
Dividends per share
The table below sets out the dividends per share in the last five years.

Year	pence

2008	57
2007	53
2006	48
2005	44
2004	42

Dividends per ADS
The table below sets out the dividends per ADS in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2008	2.01
2007	2.14
2006	1.80
2005	1.57
2004	1.53

Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date

Q4 2008	11th February 2009	13th February 2009	9th April 2009
Q1 2009	29th April 2009	1st May 2009	9th July 2009
Q2 2009	29th July 2009	31st July 2009	8th October 2009
Q3 2009	4th November 2009	6th November 2009	7th January 2010

Financial reporting calendar

Publication	Date

Results announcements
Quarter 1	April 2009
Quarter 2	July 2009
Quarter 3	October 2009
Preliminary/Quarter 4	January 2010

Annual report/summary	February/March 2010

Results announcements
Results announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, are made available on the website and sent to the US Securities and Exchange Commission and the NYSE.
Financial reports
GSK publishes an Annual Report and for the shareholder not needing the full detail of the Report, a Summary document. These are available from the date of publication on the website. The Summary is sent to all shareholders. Shareholders may elect to receive the Annual Report by writing to the registrars. Alternatively shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.
Copies of previous financial reports are available on GSK’s website. Printed copies can be obtained from the registrars in the UK and from the GSK Response Center in the USA.
Corporate responsibility report
In late March 2009, GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D and environment, health and safety.

198 GSK Annual Report 2008
Shareholder information

Shareholder information continued

Nature of trading market
The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low last reported sales prices in US dollars for the ADS on the NYSE.

	Pence per share
	High	Low

Quarter ended 31st March 2009*	1305	1106
February 2009*	1277	1106
January 2009	1305	1215
December 2008	1285	1102
November 2008	1250	1066
October 2008	1229	995
September 2008	1327	1185
Quarter ended 31st December 2008	1285	995
Quarter ended 30th September 2008	1327	1103
Quarter ended 30th June 2008	1153	1053
Quarter ended 31st March 2008	1385	1001
Quarter ended 31st December 2007	1333	1160
Quarter ended 30th September 2007	1341	1215
Quarter ended 30th June 2007	1488	1272
Quarter ended 31st March 2007	1493	1344
Year ended 31st December 2006	1577	1326
Year ended 31st December 2005	1544	1175
Year ended 31st December 2004	1299	1042

	US dollars per ADS
	High	Low

Quarter ended 31st March 2009*	39.24	31.91
February 2009*	37.36	31.91
January 2009	39.24	34.09
December 2008	37.88	32.02
November 2008	40.19	32.54
October 2008	43.39	35.41
September 2008	47.01	42.08
Quarter ended 31st December 2008	43.39	32.02
Quarter ended 30th September 2008	49.03	42.08
Quarter ended 30th June 2008	45.36	41.39
Quarter ended 31st March 2008	54.36	40.85
Quarter ended 31st December 2007	54.14	47.87
Quarter ended 30th September 2007	54.23	49.43
Quarter ended 30th June 2007	59.35	51.28
Quarter ended 31st March 2007	58.37	52.66
Year ended 31st December 2006	58.38	50.15
Year ended 31st December 2005	53.53	44.48
Year ended 31st December 2004	47.50	39.04

*	to 24th February 2009
Internet
Information about the company including details of the share price is available on GSK’s website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.
Annual General Meeting 2009

The Queen Elizabeth II Conference Centre, 20th May 2009
Broad Sanctuary, Westminster,
London SW1P 3EE

The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal business there will be a presentation by the Chief Executive Officer on the performance of the Group and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board’s Committees will take questions on matters relating to those committees.
Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a corporate representative or proxy in respect of their shareholding in order to attend and vote at the meeting.
ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York Mellon which will enable them to attend and vote on the business to be transacted. ADR holders may instruct The Bank of New York Mellon as to the way in which the shares represented by their ADR should be voted by completing and returning the voting card provided by the bank in accordance with the instructions given.
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

GSK Annual Report 2008 199
Shareholder information

Shareholder information continued

Duplicate publications
Queries relating to receipt of duplicate copies of GSK’s
publications should be addressed to the registrars.
Investor relations
Investor Relations may be contacted as follows:
UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000
USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel:   1 888 825 5249 (US toll free)
Tel:   +1 215 751 4000 (outside USA)
Registrar
The company’s registrars are:
Equiniti
Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
www.shareview.co.uk
Tel:   0871 384 2991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK
Equiniti also provides the following services:
•	Nominee dealing account and Individual Savings Account (ISA)

•	GlaxoSmithKline Corporate Sponsored Nominee

•	Shareview service

•	Share dealing service

•	Dividend Reinvestment Plan
Share dealing service
Shareholders may trade shares, either held in certificates or in the Corporate Sponsored Nominee by internet or telephone through Shareview dealing, a share dealing service provided by Equiniti. For internet deals log on to www.shareview.co.uk/dealing. For telephone deals call 08456 037 037 (inside the UK only).
For the nominee and ISA service, either www.shareview.co.uk/ dealing or call 0845 300 0430. Telephone services are available between 8.00 and 18.00, Monday to Friday (market trading hours 8.00 – 16.30).
Glaxo Wellcome and SmithKline Beecham
Corporate PEPs
The Share Centre Limited
Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel:   +44 (0)1296 414141
ADR programme administrator
The ADR programme is administered by:
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
www.bnymellon.com/shareowner
Tel:     1 877 353 1154 (US toll free)
Tel:     +1 201 680 6825 (outside USA)
email: shrrelations@bnymellon.com
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

200 GSK Annual Report 2008
Shareholder information

Taxation information for shareholders

This statement is based upon UK and US tax laws and practices at the date of this report. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase and ownership of their shares or ADR, and the consequences under state and local tax laws in the USA and the implications of the current UK/US Income Tax convention.
US holders of ADR generally will be treated as the owners of the underlying shares for the purposes of the current USA/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).
UK shareholders
Taxation of dividends
From 6th April 1999, the rate of tax credits was reduced to one ninth. As a result of compensating reductions in the rate of tax on dividend income, there is no increase in the tax borne by UK resident individual shareholders. Tax credits are, however, no longer repayable to shareholders with a tax liability of less than the associated tax credit.
Taxation of capital gains
UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals made prior to 6th April 2008, they may also be entitled to indexation relief and taper relief on such sales. Indexation relief is calculated on the market value of shares at 31st March 1982 and on the cost of any subsequent purchases from the date of such purchase. Indexation relief for individual shareholders ceased on 5th April 1998. A capital gain is taxed at the marginal tax rate of the individual. For disposals after 5th April 2008 no indexation or taper relief will be available and a capital gain will be taxed at a flat rate of 18% rather than the marginal tax rate of the individual.
Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of shares or ADR. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value.
Such a gift or other disposal is subject to both UK inheritance tax and US estate or gift tax. The Estate and Gift Tax Convention would generally provide for tax paid in the USA to be credited against tax payable in the UK.
Stamp duty
UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5% of the purchase price.
US shareholders
The following is a summary of certain UK taxation and USA federal income tax considerations that may be relevant to a US holder of shares or ADR. This summary only applies to a shareholder that holds shares or ADR as capital assets, is a citizen or resident of the USA or a domestic corporation or that is otherwise subject to United States federal income taxation on a net income basis in respect of the shares or ADR, and is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.
Taxation of dividends
The gross amount of dividends received (without reduction for any UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2011. Shareholders are advised to consult their own Tax Advisers to confirm their eligibility.
Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADR.
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

GSK Annual Report 2008 201
Shareholder information
Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of total equity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital Shareholders’ funds	Ordinary Shares, capital stock or common stock issued and fully paid. Shareholders’ equity.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding, excluding Treasury shares.

Statement of recognised income and expense	Statement of comprehensive income.

Subsidiary	An entity in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

202 GSK Annual Report 2008

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
Memorandum of Association
The Memorandum of Association of GlaxoSmithKline provides that its principal objects are, among other things, to be the holding company of Glaxo Wellcome plc and SmithKline Beecham plc and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the Directors to be capable of being conveniently or advantageously carried on.
Articles of Association
(a) Voting
All resolutions put to the vote at general meetings will be decided by poll. On a poll, every member who is present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder. Unless the Directors otherwise decide, the right to attend a general meeting and voting rights may not be exercised by a member who has not paid to the company all calls and other sums then payable by him in respect of shares in the company. The right to attend a general meeting and voting rights may not be exercised by a member who is subject to an order under Section 794 of the Companies Act 2006 because he has failed to provide GlaxoSmithKline with information concerning his interests in shares within the prescribed period, as required by Section 793 of the Companies Act 2006.
(b) Transfer of Ordinary Shares
Any member may transfer his Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Directors may approve. Such instrument must be properly signed, stamped or certified and lodged with GlaxoSmithKline accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. Every transfer of Ordinary Shares which are in uncertificated form must be carried out by means of a relevant system such as CREST. The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share.
The Articles contain no other restrictions on the transfer of fully paid shares provided (i) the transfer is in favour of not more than four transferees; (ii) the transfer is in respect of only one class of shares; and (iii) the holder of the shares is not subject to an order under Section 794 of the Companies Act 2006. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged. The Directors may decline to register a transfer of Ordinary Shares by a person holding 0.25 per cent or more of the existing shares of a class if such person is subject to an order under Section 794 Companies Act 2006, after failure to provide GlaxoSmithKline with information concerning interests in those shares required to be provided under the Companies Act, unless the transfer is carried out pursuant to an arm’s length sale.
Provisions in the Articles will not apply to uncertificated shares to the extent that they are inconsistent with:
(i)	the holding of shares in uncertificated form;

(ii)	the transfer of title to shares by means of a system such as CREST; and

(iii)	any provisions of the relevant regulations.
(c) Dividends and distribution of assets on liquidation
The profits of GlaxoSmithKline which are available for distribution and permitted by law to be distributed and which GlaxoSmithKline may from time to time determine, upon the recommendation of the Directors, to distribute by way of dividend, in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares. If in their opinion GlaxoSmithKline’s financial position justifies such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class, of such amounts and in respect of such periods as they think fit. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. As GlaxoSmithKline has only one class of Ordinary Shares, the holders of such shares will under general law be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings.
(d) Variation of rights and changes in capital
Subject to the provisions of the Companies Act and to the terms of issue of the shares concerned, the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons holding or representing as proxy at least one-third in nominal value of the issued shares of the class (but provided that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

GSK Annual Report 2008 203

Memorandum and Articles of Association of GlaxoSmithKline continued

GlaxoSmithKline may by ordinary resolution increase its share capital, consolidate, or consolidate then sub-divide all, or any of its shares into shares of a larger nominal amount, cancel any shares not taken or agreed to be taken by any person and subject to the provisions of the Companies Act 2006, sub-divide its shares into shares of a smaller nominal amount. GlaxoSmithKline may, subject to the provisions of the Companies Act, by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve. GlaxoSmithKline may also, subject to the provisions of the Companies Act and the rights of any of the holders of any class of shares, purchase its own shares.
(e) Unclaimed dividends
Unless the Directors decide otherwise, any dividend unclaimed after a period of 12 years from the date when a resolution was passed for payment will be forfeited and revert to GlaxoSmithKline. GlaxoSmithKline may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any shares, if, at least two consecutive payments have remained uncashed or are returned undelivered or, if one payment has remained uncashed or is returned undelivered and GlaxoSmithKline cannot establish a new address for the holder after making reasonable enquiries however, in either case, GlaxoSmithKline must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the shares by transmission requests the resumption.
(f) Untraced shareholders
GlaxoSmithKline may sell any shares in GlaxoSmithKline after advertising its intention and waiting for three months if the shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, GlaxoSmithKline has not received any communication from the holder of the shares or any person entitled to them by transmission. Upon any such sale, GlaxoSmithKline will become indebted to the former holder of the shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by the Articles of Association on the rights of non-resident or foreign shareholders except that there is no requirement for GlaxoSmithKline to serve notices on shareholders outside the United Kingdom and the United States.
(h) General meetings of shareholders
GlaxoSmithKline is required by the Companies Act to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Board and must be called promptly upon receipt of a requisition from shareholders.
(i) Conflicts of interest
The Directors may authorise any matter which would otherwise involve a Director breaching his duty under the Companies Act to avoid conflicts of interest (“Conflict”). A Director seeking authorisation in respect of a Conflict shall declare to the Directors the nature and extent of his interest in a Conflict as soon as is reasonably practicable. The relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority and if the other members of the Board so decide, shall be excluded from any Board meeting while the Conflict is under consideration.
(j) Other Conflicts of Interest
Subject to the provisions of the Companies Acts, and provided the nature of a Director’s interest has been declared to the Directors, a Director is not disqualified by that office from contracting with GlaxoSmithKline in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to GlaxoSmithKline or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established. However, no Director may vote on any resolution relating specifically to his own appointment (including remuneration) or the terms of his termination or relating to any contract in which he has an interest (subject to certain exceptions).
A Director may (or any firm of which he is a partner, employee or member may) act in a professional capacity for GlaxoSmithKline (other than as auditor) and be remunerated for so doing. A Director may also hold any other office with GlaxoSmithKline (other than auditor) or be or become director or other officer of, or be otherwise interested in, any holding company or subsidiary of GlaxoSmithKline or in which GlaxoSmithKline may be interested and will not be liable to account to GlaxoSmithKline or the members for any benefit received by him.
(k) Directors’ remuneration
Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors. Such fees may be satisfied in shares or in any other non-cash form. Any Director who is appointed to any executive office, acts as Chairman, serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary services of a Director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors may decide. Each Director may be paid reasonable travelling, hotel and other expenses he incurs in attending and returning from meetings of the Directors or committees of the Directors, or general meetings of GlaxoSmithKline, or otherwise incurred in connection with the performance of his duties for GlaxoSmithKline.

204 GSK Annual Report 2008

Memorandum and Articles of Association of GlaxoSmithKline continued

(l) Pensions and gratuities for Directors
The Directors or any committee authorised by the Directors may provide benefits by the payment of gratuities, pensions or insurance or other allowances or benefits for any Director or former Director or their relations, connected persons or dependants.
(m) Borrowing powers
Subject to the provisions of the Companies Act, the Directors may exercise all GlaxoSmithKline’s powers to borrow money; to mortgage or charge all or any of GlaxoSmithKline’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation or GlaxoSmithKline or of any third party.
(n) Retirement and removal of Directors
A Director is subject to re-election at every annual general meeting of GlaxoSmithKline, if: (i) he or she held office at the time of the two previous annual general meetings and did not retire by rotation at either of them; (ii) if he or she held office for a continuous period of nine years or more; or (iii) if he or she has been appointed by the Board since the last annual general meeting.
The company may by Special Resolution remove any Director before the expiration of his period of office. No Director is required to retire by reason of his age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors shall be required.

GSK Annual Report 2008 205

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

On 4th November 2003, the NYSE adopted new corporate governance standards. The application of the NYSE’s standards is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, the company must comply with the following NYSE standards:
1.	the company must satisfy the audit committee requirements of the SEC;

2.	the CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable provisions of the NYSE’s corporate governance standards;

3.	the company must submit an annual affirmation to the NYSE affirming GlaxoSmithKline’s compliance with applicable NYSE corporate governance standards, and submit interim affirmations to the NYSE notifying it of specified changes to the Audit Committee; and

4.	the company must provide a brief description of any significant differences between its corporate governance practices and those followed by US companies under the NYSE listing standards.
As a company listed on the London Stock Exchange, GlaxoSmithKline plc (hereinafter ‘GlaxoSmithKline’ in the table below) is required to comply with the UK Listing Authority Listing Rules and to report non-compliance with the Combined Code.
The table below discloses differences between GlaxoSmithKline’s domestic corporate governance practices and the NYSE corporate governance standards applicable to US companies.

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

Director Independence
1.	Listed companies must have a majority of independent directors.

GlaxoSmithKline complies with the equivalent domestic requirements contained in the Combined Code. The last update to the Combined Code for reporting years beginning on or after 1st November 2006 took effect in June 2006. A new version was issued by the UK Financial Reporting Council (‘FRC’) in June 2008 but will only take effect for reporting years commencing on or after 29th June 2008.
The Combined Code requires that the Board should include a balance of Executive and Non-Executive Directors (and, in particular, independent Non-Executive Directors) such that no individual or small group of individuals can dominate the Board’s decision taking. At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent.
The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are “independent” under the Combined Code. Sir Ian Prosser and Dr Ronaldo Schmitz have announced their intention to retire from the Board with effect from 20th May 2009. Mr James Murdoch will join the Board with effect from, and subject to the approval of the shareholders of the Company at the AGM on 20th May 2009 as an independent Non-Executive Director.
A majority of the Board members are ‘independent’ Non- Executive Directors, in accordance with the recommendations of the Combined Code.

206 GSK Annual Report 2008

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

2.	In order to tighten the definition of ‘independent director’ for purposes of these standards:

(a)	No director qualifies as ‘independent’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on the other company’s compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
(For the purposes of these standards ‘executive officer’ is defined to have the meaning specified for the term ‘officer’ in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended).
GlaxoSmithKline complies with the corresponding domestic requirements contained in the Combined Code, which sets out the principles for the Company to determine whether a Director is “independent”.
The Board is required to determine and state its reasons for the determination of whether Directors are independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgment. In undertaking this process, the Board is required, amongst other factors, to consider if the Director:
•	has been an employee of GlaxoSmithKline within the last five years;

•	has, or has had within the last three years, a material business relationship with the Company either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship with the Company;

•	has received or receives additional remuneration from the Company apart from a director’s fee, participates in the Company’s share option or a performance-related pay scheme, or is a member of the Company’s pension scheme;

•	has close family ties with any of the Company’s advisers, Directors or senior employees;

•	holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;

•	represents a significant shareholder; or

•	has served on the Board for more than nine years from the date of his or her first election.
The Board considers all its Non-Executive Directors to be independent in character and judgement and has concluded that all its Non-Executive Directors are independent in accordance with the Combined Code.

GSK Annual Report 2008 207

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which requires that the Chairman of GlaxoSmithKline should hold meetings with the Non-Executive Directors without executives present. The Non-Executive Directors also met without the Chairman present to appraise the Chairman’s performance.

Nominating / corporate governance committee
4.
(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

(b)	The nominating/corporate governance committee must have a written charter that addresses:
(i)	the committee’s purpose and responsibilities — which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii)	an annual performance evaluation of the committee
GlaxoSmithKline complies with the corresponding domestic requirements set out in the Combined Code, which require that GlaxoSmithKline have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors.
GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the company’s website and explain the Nomination Committee’s role and the authority delegated to it by the Board.
The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary is the Group’s Compliance Officer and oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board through the Chairman on all corporate governance matters. Domestic requirements do not mandate that GlaxoSmithKline establish a corporate governance committee.

Management resources and compensation committee
5.
(a)	Listed companies must have a compensation committee composed entirely of independent directors.

(b)	The compensation committee must have a written charter that addresses:
(i)	the committee’s purpose and responsibilities — which, at minimum, must be to have direct responsibility to:

(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation;

(B)	make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which requires that GlaxoSmithKline have a Remuneration Committee that is comprised entirely of ‘independent’ Non-Executive Directors (which may include the company Chairman).
GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the company’s website.
The Combined Code provides that the Remuneration Committee:
(a)	should consult with the Chairman and/or CEO about their proposals relating to the remuneration of Executive Directors and should delegate responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments;

(b)	should recommend and monitor the level and structure of remuneration for senior management; and

(c)	should consider what compensation commitments (including pension contributions and all other elements) the Directors’ terms of appointment would entail in the event of early termination.

208 GSK Annual Report 2008

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC;
(ii)	an annual performance evaluation of the compensation committee.

Audit committee
6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
GlaxoSmithKline complies with equivalent domestic requirements set out in the Combined Code, which require that GlaxoSmithKline have an Audit Committee that is comprised entirely of ‘independent’ Non-Executive Directors.
GlaxoSmithKline’s Audit Committee meets the requirements of Sarbanes-Oxley in that:
•	each member of the Audit Committee is deemed to be ‘independent’ in accordance with the Securities Exchange Act of 1934, as amended, and applicable NYSE and UK requirements;

•	the Audit Committee, amongst other things, is responsible for recommending the appointment, compensation, maintenance of independence and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company, and each such accounting firm must report directly to the Audit Committee;

•	the Audit Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	the Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	GlaxoSmithKline must provide appropriate funding for the Audit Committee.
The Board has determined that Mr de Swaan has the appropriate qualifications and background to be an Audit Committee Financial Expert as defined in rules promulgated by the SEC under Sarbanes-Oxley.

GSK Annual Report 2008 209

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

7.
(a)	The audit committee must have a minimum of three members.

(b)	In addition to any requirement of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, all audit committee members must satisfy the requirements for independence set out in Section 303A.02 of the NYSE Listed Company Manual.

(c)	The audit committee must have a written charter that addresses:
(i)	the committee’s purpose—which, at minimum, must be to:

(A)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and

(B)	prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement;

(ii)	an annual performance evaluation of the audit committee; and

(iii)	the duties and responsibilities of the audit committee — which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Securities Exchange Act of 1934, as amended as well as to:

(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’;
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which require that the Audit Committee should be comprised of a minimum of three ‘independent’ Non-Executive Directors.
GlaxoSmithKline’s Audit Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the company’s website.
The Combined Code requires that a separate section in the Company’s Annual Report describe the work of the Committee in discharging its duties.
The Combined Code requires that the main role and responsibilities of the Audit Committee should include:
•	monitoring the integrity of the financial statements and management discussion and analysis (MD&A) of the company and any formal announcements relating to the company’s financial performance, and reviewing significant financial reporting judgments contained in them;

•	developing and implementing policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

•	reviewing and monitoring the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration the relevant UK professional and regulatory requirements;

•	making recommendations to the Board for it to put submissions to the company’s shareholders for their approval at the general meeting in relation to the appointment, re-appointment and removal of the external auditor;

•	approving the remuneration and terms of engagement of the external auditor;

•	monitoring and reviewing the effectiveness of the company’s internal audit function; and

•	reviewing the company’s internal financial controls and the system of internal controls.

210 GSK Annual Report 2008

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

(C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(D)	discuss policies with respect to risk assessment and risk management;

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

(F)	review with the independent auditor any audit problems or difficulties and management’s response;

(G)	set clear hiring policies for employees or former employees of the independent auditors; and

(H)	report regularly to the board of directors.
(d)	Each listed company must have an internal audit function.

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.
GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority, which mandate that the company must seek shareholder approval for employee share schemes.

Corporate governance guidelines
9.	Listed companies must adopt and disclose corporate governance guidelines.
GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority and the Combined Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the Combined Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of why it does not comply. In addition, for accounting periods beginning on or after 29th June 2008, issuers are required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with new UK Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority to implement the eighth Company Law Directive, and GlaxoSmithKline will comply with these requirements in its 2009 Annual Report.

GSK Annual Report 2008 211

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
GlaxoSmithKline’s Code of Conduct for employees is available on the company’s website, as is the Code of Ethics for the CEO and CFO and other senior financial officers.

Description of significant differences
11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Listed foreign private issuers are required to provide this disclosure in the English language and accessible on their website, which must be accessible from the United States).
GlaxoSmithKline fulfils this requirement by publishing this comparison of NYSE Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice on the company’s website.
GlaxoSmithKline fulfils this requirement by publishing this comparison of NYSE Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice on the company’s website.

212 GSK Annual Report 2008

Item 19 Exhibits Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Julian Heslop is incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 3, 2006.

4.2	Service Agreement between SmithKline Beecham Corporation and Monsif Slaoui is incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to pages 169 to 171 of this Annual Report on Form 20-F.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 - Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 - Julian Heslop.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

Cross reference to Form 20-F
This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	190-192,197
D	Risk factors	50-53

4	Information on the company
A	History and development of the company	16,47,150-154
B	Business overview
	Products	17-20
	Economy and market	33,35-37
	Manufacture and supply	20
	Marketing and distribution	20
	Intellectual property	17-20
	Competition	17,20
	Regulation	32
	Research and development	21-25
	Environment, health and safety	30-31
	Corporate responsibility and community investment	27-29
C	Organisational structure	169-171
D	Property, plant and equipment	43
	Note 6 – Segment information	114-117
	Note 17 – Property, plant and equipment	125-127

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
A	Operating results
	2008 and 2007	34-42
	2007 and 2006	54-59
B	Liquidity and capital resources	43-49
C	Research and development, patents and licenses, etc.	17-25
D	Trend information	12,50-53
E	Off-balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	45

6	Directors, senior management and employees
A	Directors and senior management	60-63
B	Compensation
	Remuneration Report	78-98
C	Board practices
	Corporate governance	64-77
D	Employees	26
	Note 10 – Employee costs	120
	Note 28 – Pensions and post-employment benefits	134-142
	Financial record	192
E	Share ownership
	Note 42 – Employee share schemes	164-168
	Share options	81,85,91-94
	Incentive plans	84,94-96
	Directors’ interests	92

Item		Page

7	Major shareholders and related party transactions
A	Major shareholders	68-69,181
B	Related party transactions
	Note 35 – Related party transactions	149

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See item 18
	Note 44 – Legal proceedings	172-180
B	Significant changes
	Note 40 – Post balance sheet events	155

9	The offer and listing
A	Offer and listing details
	Share price listing	181,197-198
C	Markets	144,198

10	Additional information
B	Memorandum and Articles of Association	202-204
D	Exchange controls	198
E	Taxation	200
H	Documents on display	198

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	49
	Note 41 – Financial instruments and related disclosures	156-164

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	71-72,76-77

16	[Reserved]

16A	Audit Committee financial expert	73

16B	Code of ethics	74

16C	Principal accountant fees and services	119
	Note 9 – Operating profit

16D	Exemptions from the listing standard for audit committees	n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers
	Note 33 – Share capital and share premium account	146

16G	Corporate Governance	205-211

17	Financial statements	n/a

18	Financial statements
	Independent auditors’ report	101
	Consolidated income statement	102
	Consolidated balance sheet	103
	Consolidated cash flow statement	104
	Consolidated statement of recognised income and expense	105
	Notes to the financial statements	106-180

19	Exhibits	212

Our responsibility

www.gsk.com/responsibility

Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
United Kingdom
Tel: +44 (0)20 8047 5000

Registered number: 3888792

Our
responsibility
We want to work in a way that reflects our values Head Office and Registered Office and the expectations of our stakeholders. Ethical, GlaxoSmithKline plc social and environmental considerations are integral 980 Great West Road
Brentford, Middlesex TW8 9GS
to our business decision making. They are also central
United Kingdom
to achieving our challenging and inspiring mission
Tel: +44 (0)20 8047 5000
of improving the lives of people worldwide.
Registered number: 3888792
Find out more about our approach to corporate
Printed in the UK. The paper used in responsibility at the production of this document is made from 100% post consumer waste. www.gsk.com/responsibility The pulp is bleached using a totally chlorine free process.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 4, 2009	By:	/s/ Julian Heslop Julian Heslop
Chief Financial Officer