Form 20-F
period 2009-12-31
GLAXOSMITHKLINE PLC
filed 2010-03-01
CIK 1131399

As filed with the Securities and Exchange Commission on March 01, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Brentford, TW8 9GS
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

Ordinary Shares of Par value 25 pence each	5,190,934,201

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
☑ Yes       ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

GlaxoSmithKline

GROW
SIMPLIFY
DELIVER

GSK is changing

Annual Report 2009

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
Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 43 to 47 of this Annual Report.

Contents

Business review
This discusses our financial
and non-financial activities, resources,
development and performance
during 2009 and outlines the
factors, including the trends and
the principal risks and uncertainties,
which are likely to affect future
development.
Governance and remuneration
This discusses our management
structures and governance
procedures. It also sets out the
remuneration policies operated
for our Directors and Corporate
Executive Team members.
Financial statements
The financial statements provide a
summary of the Group’s financial
performance throughout 2009 and
its position as at 31st December
2009. The consolidated financial
statements are prepared in
accordance with the IFRS as adopted
by the European Union and also
IFRS as issued by the International
Accounting Standards Board.
Shareholder information
This includes the full product
development pipeline and discusses
shareholder return in the form of
dividends and share price movements.
Notice regarding limitations on Director Liability under English Law
Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 8 to 90. Under English law the Directors would be liable to the company, but not to any third party, if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Report of the Directors
Pages 6 to 90 inclusive comprise the Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Business review
2009 Performance overview
Financial trends
Products, intellectual property and competition
Global manufacturing and supply
Research and development
Our employees
Our responsibility
Regulation
World market, economy and outlook
Financial review 2009
Financial position and resources
Risk factors
Financial review 2008
Governance and remuneration
Our Board
Our Corporate Executive team
Governance and policy
Dialogue with shareholders
Internal control framework
Committee reports
Remuneration policy
Director terms and conditions
Director and Senior Management remuneration
Directors’ interests
Directors’ interests in contracts

Financial statements
Directors’ statement of responsibilities
Report of Independent Registered Public Accounting Firm
Financial statements
Notes to the financial statements

Shareholder information
Quarterly trend
Five year record
Product development pipeline
Share price and dividends
Nature of trading market
Annual General Meeting
Investor relations and Registrar
Taxation information for shareholders
Glossary of terms

GSK Annual Report 2009

02

Chairman & CEO summary
Our strategy is delivering and we believe that GSK is now moving to a position where it can deliver long-term financial performance on a sustainable basis for shareholders.

Chairman & CEO summary

Dear Shareholder
Since our last Annual Report, GSK has made significant progress to transform its business model.
Our strategy is delivering and we believe that GSK is now moving to a position where it can deliver long-term financial performance on a sustainable basis for shareholders.
Return to sales growth
In 2009, we saw GSK return to sales growth. Our strategic priority, to diversify and drive growth in key investment areas such as Emerging Markets, Consumer Healthcare and Vaccines, has supported this growth.
In doing so we have developed many more engines of growth for the company. This increased diversification is helping to reduce risk through lower sales volatility – evident in that GSK absorbed the impact of losing more than £1 billion of sales to genericisation in the US market in 2009.
Of course, sales of our influenza products to governments responding to the H1N1 pandemic also contributed to sales.
For many years, we have invested in developing our influenza capabilities. Five months after the WHO declared H1N1 a global flu pandemic, GSK was able to supply an approved vaccine for governments across the world. We are continuing to work closely with them to respond to their needs.
New product momentum sustained
We remain focused on broadening and strengthening our product portfolio. Last year, GSK received 12 product approvals and completed 11 new filings.
In the last 3 years, GSK has obtained more FDA approvals for new medicines and vaccines than any other company.
Over the next 18 months we have the potential to launch a number of brand new medicines and vaccines, including Benlysta, which would be the first new treatment for systemic lupus in over 50 years.
This momentum is set against a continued goal of maintaining around 30 assets in our late stage pipeline.
Improving return on investment
We remain mindful of the need to improve and demonstrate better returns on investment. Across the entire business, we continue to implement our restructuring programme to simplify operations and reduce costs. In 2009 this programme delivered £1 billion of annual savings.
In particular, in Research and Development we are strongly focused on allocating capital to areas where we can get the best return on investment.
We continue to look at how we can make better decisions around pipeline progression and maintain our strategy to increase the level of externally sourced compounds in our pipeline, through more option-based agreements.
In addition, we are reducing R&D investment and associated infrastructure in therapy areas where we believe the prospects for successful registration and launch of differentiated medicines are low.
Based on the investment made in our late stage pipeline and our long-term sales expectation, we estimate our projected rate of R&D return to be around 11%. We believe this is an improvement on the industry average over the last ten years. Our long-term goal is to go further and realise an aspirational rate of return for GSK’s R&D of around 14%.
More responsive, more flexible, more open
Equally important are GSK’s financial and social responsibilities to ensure the long-term success and sustainability of our business.
We are determined to make our company more responsive, more flexible and more open to society’s expectations.
We continue to make progress in many areas such as improving access to medicines, enhancing research opportunities for neglected tropical diseases, raising the ethical standards for conducting our research and our commercial activities, and being more transparent about the way we run our business.
Progressive dividend
As one of the FTSE 100’s top dividend payers, we strongly believe in the importance of returning funds to our shareholders. In line with GSK’s progressive dividend policy, the Board has approved a total dividend for the year of 61 pence, a 7% increase on last year’s dividend.
Improving long-term prospects
In conclusion, we are making progress against our strategic priorities. We have seen good progress in our sales performance; we are maintaining a strong focus on cost reduction; we are delivering more new medicines, vaccines and consumer healthcare products; and we continue to take new initiatives to build society’s trust. In accomplishing this, we would like to recognise the enormous contribution of our employees and our wide network of partners.
There is no doubt that we are operating in a challenging environment. However, with further successful execution of our strategy, we believe GSK’s long-term prospects are improving and that we will enhance our position as a leading-edge healthcare company.

Sir Christopher Gent	Andrew Witty
Chairman	Chief Executive Officer

GSK Annual Report 2009

Our strategy

We are focused on delivering three strategic priorities to transform GSK into a company that delivers more growth, has less risk and an improved long-term financial performance.

To be a successful and sustainable business we must also fulfil our social responsibilities. We are doing this by making our company more responsive, more flexible and more open.
Strategic priorities
•	Grow a diversified global business – We are diversifying our business to create a more balanced product portfolio and move away from a reliance on traditional ‘white pill/ western markets’. We are investing in key growth areas such as Emerging Markets, Japan, Vaccines and our Consumer Healthcare business.
•	Deliver more products of value – We aim to sustain an industry-leading pipeline of products, ensuring that they demonstrate value for healthcare providers. Our R&D strategy is built around focusing on the best science, diversifying through externalisation of research, and improving the returns on investment.
•	Simplify the operating model – GSK is a large and complex organisation. We are transforming our operational model to reduce complexities, improve efficiency and reduce costs.

GSK Annual Report 2009

2009 performance overview

Key performance indicators
*	The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

+	The calculation of free cash flow is described on page 39.

‡	The calculation of CER growth is described on page 10.
Our strategies
We have focused the business around the delivery of three strategic priorities.

Grow a diversified global business
Broadening and balancing our portfolio, diversifying into new product areas and capturing opportunities that exist beyond our established geographic footprint.

Deliver more products of value
Transforming R&D to ensure we not only deliver the current pipeline but are also able to sustain the flow of products for years to come.

Simplifying the operating model
Simplifying our operating model to ensure that it is fit for purpose and able to support our business in the most cost efficient way.

GSK Annual Report 2009

2009 performance overview

Our measures		Our progress in 2009

We use a number of measures to track our progress against the strategic priorities over the medium to long term. These include the following:		We made good progress during the year, with a number of notable successes

•	Performance of core pharmaceuticals and vaccines businesses	•	The core pharmaceuticals and vaccines businesses delivered sales of £19.1 billion and grew 5% in the year. This excludes genericised products, Avandia and influenza products. Including pandemic products, sales were £20.9 billion, up 12% for 2009.

•	Diversification of sales	•	Sales from white pill/western markets fell from 36% of turnover in 2008 to 30% in 2009.

•	Contribution of Emerging Markets to our overall sales and growth	•	Sales in the Emerging Markets pharmaceutical business grew 20% to nearly £3 billion, now representing 10% of Group turnover.
		•	We completed 10 bolt-on acquisitions in 2009.

•	Growth of Consumer Healthcare market share	•	Consumer Healthcare market share gains were delivered in the OTC and Oral healthcare businesses, but share declined in Nutritional healthcare.
		•	Consumer Healthcare sales grew 7% to £4.7 billion, with growth in all categories: OTC up 8%; Oral healthcare up 7%; Nutritional healthcare up 3%.

•	Expansion of Japanese business	•	Sales reached £1.6 billion in 2009, up 22%, driven by Adoair and Relenza.
		•	Products launched in the last three years contributed around £260 million sales in 2009.

•	Build biopharmaceutical portfolio	•	Arzerra was launched in the USA, a positive opinion was received for Prolia and positive phase III data was announced for Benlysta in 2009.
		•	Around 17% of our pipeline now comprises biopharmaceutical assets.

•	Contribution to sales of new products	•	New pharmaceutical products launched since 2007 contributed sales of £1.3 billion, or £2.1 billion including H1N1 pandemic vaccine.

•	Number of reimbursable product approvals and filings	•	We received 12 product approvals and completed 11 new filings in 2009. In the last three years we have obtained more FDA approvals for new molecular entities and vaccines than any other company.

•	Sustaining late-stage pipeline	•	We maintained around 30 assets in phase III and registration, with five new programmes entering phase III during 2009.

•	Enhanced R&D productivity and increased externalisation for Drug Discovery	•	Our projected rate of return based on investment made in our late stage pipeline and expected future long-term sales performance is around 11%. Our long-term goal is to improve our rate of return for R&D to around 14%.
		•	We have ‘externalised’ approximately 30% of our discovery research with 47 external partners.

•	Delivery of major restructuring programme	•	Annual cost savings of £1 billion have already been achieved. The programme has been expanded again to deliver annual savings of £2.2 billion by 2012.
GSK Annual Report 2009

Report of the Directors

2009 Performance overview	6
Financial trends	9
Products, intellectual property and competition	11
Global manufacturing and supply	14
Research and development	15
Our employees	20
Our responsibility	21
Regulation	26
World market, economy and outlook	27
Financial review 2009	28
Financial position and resources	36
Risk factors	43
Financial review 2008	48

Our Board	54
Our Corporate Executive Team	56
Governance and policy	58
Dialogue with shareholders	62
Share capital and control	63
Donations to political organisations and political expenditure	64
Annual General Meeting	65
Internal control framework	65
Committee reports	67
The Combined Code	71
US law and regulation	71

Letter from the Chairman of the Remuneration Committee	73
Remuneration policy	74
Executive Director terms and conditions	81
Non-Executive Director terms, conditions and fees	81
Directors and Senior Management remuneration	82
Annual remuneration	83
Non-Executive Directors’ remuneration	84
Directors’ interests	85
Incentive plans	86
Pension benefits	89
Directors and Senior Management	90
Directors’ interests in contracts	90

This report is prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

EX-1.1
EX-4.5
EX-12.1
EX-12.2
EX-13.1
EX-15.1
The Report of the Directors provides users of the financial statements with a more complete picture of GSK. It supplements the information in the financial statements with a discussion of other aspects of our activities, our future and the environment in which we operate.

Business review
This discusses our financial and non-financial activities, resources, development and performance during 2009 and outlines the factors, including the trends and the principal risks and uncertainties, which are likely to affect future development.
Corporate governance
This discusses our management structures and governance procedures. It includes disclosures on compliance with the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code) and with US laws and regulation.
Remuneration Report
This sets out the remuneration policies operated for our Directors and the Corporate Executive Team (CET) members. There are disclosures on Directors’ remuneration including those required by The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

GSK Annual Report 2009

Financial trends

	2009	Growth*		2008	Growth*		2007
Total results	£m	CER%	£%	£m	CER%	£%	£m

Turnover	28,368	3	16	24,352	(3)	7	22,716

Cost of sales	(7,380)	6	15	(6,415)	13	21	(5,317)
Selling, general and administration	(9,592)	6	25	(7,656)	2	10	(6,954)
Research and development	(4,106)	1	12	(3,681)	4	11	(3,327)
Other operating income	1,135			541			475

Operating profit	8,425	4	18	7,141	(20)	(6)	7,593

Profit before taxation	7,891	4	19	6,659	(24)	(11)	7,452
Profit after taxation for the year	5,669	6	20	4,712	(25)	(11)	5,310

Profit attributable to minority interests	138			110			96
Profit attributable to shareholders	5,531			4,602			5,214

Basic earnings per share (pence)	109.1p	8	23	88.6p	(21)	(6)	94.4p
Diluted earnings per share (pence)	108.2p			88.1p			93.7p

Results before major restructuring

Turnover	28,368	3	16	24,352	(3)	7	22,716

Cost of sales	(7,095)	13	23	(5,776)	4	11	(5,206)
Selling, general and administration	(9,200)	6	25	(7,352)	–	8	(6,817)
Research and development	(3,951)	2	13	(3,506)	2	8	(3,237)
Other operating income	1,135			541			475

Operating profit	9,257	(1)	12	8,259	(10)	4	7,931

Profit before taxation	8,726	(1)	12	7,782	(14)	–	7,790
Profit after taxation for the year	6,283	–	13	5,551	(14)	–	5,571

Profit attributable to minority interests	138			110			96
Profit attributable to shareholders	6,145			5,441			5,475

Basic earnings per share (pence)	121.2p	2	16	104.7p	(9)	6	99.1p
Diluted earnings per share (pence)	120.3p			104.1p			98.3p

Research and development – total

Pharmaceuticals	3,947			3,557			3,215
Consumer Healthcare	159			124			112

Total	4,106			3,681			3,327

Net finance cost cover – total

Net finance costs	713			530			191
Cover	12 times			14 times			40 times

Net finance cost cover is profit before tax plus net finance costs, divided by net finance costs.
Tax rate – total	28.2%			29.2%			28.7%
Tax rate – before major restructuring	28.0%			28.7%			28.5%

Borrowings

Net debt	9,444			10,173			6,039
Gearing	88%			122%			61%

The gearing ratio is calculated as net debt as a percentage of total equity.

*	CER% represents growth at constant exchange rates. Sterling% or £% represents growth at actual exchange rates. See page 10.
The calculation of results before major restructuring, is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.
GSK Annual Report 2009

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
GSK has its corporate head office in London and has its US headquarters in Research Triangle Park, North Carolina, with operations in some 120 countries, and products sold in over
150 countries.
Annual Report and Summary
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2009, prepared in accordance with United Kingdom requirements. It was approved by the Board of Directors on 24th February 2010 and published on 25th February 2010.
A summary of the year, intended for the shareholder not needing the full detail of the Annual Report, is produced as a separate document and issued to all shareholders. The summary does not constitute a set of summary financial statements as defined by section 428 of the Companies Act 2006. The Annual Report is issued to shareholders who have elected to receive it.
In this Report ‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiary undertakings; the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p; American Depositary Shares (ADS) each represent two GlaxoSmithKline shares.
Brand names
Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Baycol and Levitra, trademarks of Bayer, Benlysta, a trademark of Human Genome Science, Boniva/Bonviva, a trademark of Roche, Citrucel, a trademark of Merrell Pharmaceuticals, Volibris, a trademark of Gilead, NicoDerm, a trademark of Elan, Johnson & Johnson, Merrell, Novartis, Sanofi-Aventis or GlaxoSmithKline, Prolia, a trademark of Amgen and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used in certain countries under licence by the Group.
Currencies
The currencies that most influence the Group’s results remain the US dollar, the Euro, the Yen and Sterling. Details of the exchange rates used by the Group are given in Note 5 ‘Exchange Rates’ on page 106.
During 2009, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with 2008. However, and as a result of the significant currency movements seen in Q4 2008, year end Sterling exchange rates were actually stronger against all three currencies compared with those at
31st December 2008.
Results before major restructuring
In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. Total costs for the implementation of the expanded programme are expected to increase from £3.6 billion to approximately £4.5 billion, to be incurred over the period from 2007 to 2012. The programme is now expected to deliver total annual pre-tax savings of approximately £2.2 billion by 2012, with savings realised across the business. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled ‘Major restructuring’. In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 and the $3.6 billion (£2.2 billion) acquisition of Stiefel Laboratories in July 2009 are the only acquisitions since October 2007 that meet these criteria.
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

GSK Annual Report 2009

Products, intellectual property and competition

Pharmaceutical products
GSK’s principal pharmaceutical products are currently directed to nine main therapeutic areas including dermatologicals following the acquisition of Stiefel Laboratories in July 2009. A description of the products is on pages 12 to 13 and an analysis of sales by therapeutic area, is on page 29.
Competition
Our principal pharmaceutical competitors range from small to large pharmaceutical companies often with substantial resources. Some of these companies are:
•	Abbott Laboratories
•	Amgen
•	AstraZeneca
•	Bristol-Myers Squibb
•	Eli Lilly
•	Johnson & Johnson
•	Merck
•	Novartis
•	Pfizer
•	Roche Holdings
•	Sanofi-Aventis
Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not incur significant research and development or education and marketing development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. As a research and development based company we will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment, which is generally substantial, and to generate profits and fund research for the future. Competition from generic products generally occurs as patents in major markets expire. Increasingly patent challenges are made prior to patent expiry, claiming that the innovator patent is not valid and/or that it is not infringed by the generic product. Following the loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.
We believe that remaining competitive is dependent upon the discovery and development of new products, together with effective marketing of existing products.
Within the pharmaceutical industry, the introduction of new products and processes by our competitors may affect pricing or result in changing patterns of product use. There is no assurance that products will not become outmoded, notwithstanding patent or trademark protection. In addition, increased government and other pressures for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products that are no longer protected by a patent.
Intellectual property
Intellectual property is a key business asset for our company, and the effective legal protection of our intellectual property (via patents, trademarks, registered designs, copyrights and domain name registrations) is critical in ensuring a reasonable return on investment in R&D.
Patents
It is our policy to try to obtain patents on commercially important, protectable inventions discovered or developed through our R&D activities. Patent protection for new active ingredients is available in major markets and patents can also be obtained for new drug formulations, manufacturing processes, medical uses and devices for administering products. Although we may obtain patents for our products, this does not prevent them from being challenged before they expire. Further, the grant of a patent does not mean that the issued patent will necessarily be held valid and enforceable by a court. If a court determines that a patent we hold is invalid, non infringed or unenforceable, it will not protect the market from third party entry prior to patent expiry. Significant litigation concerning such challenges is summarised in Note 44 to the financial statements, ‘Legal proceedings’.
The life of a patent in most countries is 20 years from the filing date, however the long development time for pharmaceutical products may result in a substantial amount of this patent life being used up before launch. In some markets (including the USA and in Europe) it is possible to have some of this lost time restored and this leads to variations in the amount of patent life actually available for each product we market. Further, certain countries provide a period of data or market exclusivity that prevents a third party company from relying on our clinical trial data to enter the market with its copy for the period of exclusivity.
The patent expiry dates for our significant products are in the following table. Dates provided are for expiry of patents in the USA and major European markets on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric use in the USA) where available.

GSK Annual Report 2009

Products, intellectual property and competition

Products	Compounds	Indication(s)	Major	Patent expiry dates
			competitor brands	USA	EU

Respiratory
Seretide/Advair	salmeterol xinafoate/	asthma/COPD	Singulair, Symbicort,	2010	2013[1]
	fluticasone propionate		Spiriva, Asmanex, Pulmicort,	(combination)	(combination)
			Foster	2011-2016	2011
				(Diskus device)	(Diskus device)

Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	2011-2025	2011-2017
				(devices)	(devices)

Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva	2011-2016	2011-2019
				(Diskus device)	(devices)

Veramyst	fluticasone furoate	rhinitis	Nasacort	2021	2023

Anti-virals				2016	2016
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla	(combination)	(combination)

Combivir	lamivudine and zidovudine	HIV/AIDS	Truvada, Atripla	2012	2013
				(combination)	(combination)

Trizivir	lamivudine, zidovudine	HIV/AIDS	Truvada, Atripla	2016	2016
	and abacavir			(combination)	(combination)

Agenerase	amprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2013	2014

Lexiva	fosamprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2017	2019

Epivir	lamivudine	HIV/AIDS	Truvada, Atripla	2010	2011

Ziagen	abacavir	HIV/AIDS	Truvada, Atripla	2012	2014

Valtrex	valaciclovir	genital herpes, coldsores,	Famvir	expired	expired
		shingles

Zeffix	lamivudine	chronic hepatitis B	Hepsera	2010	2011

Relenza	zanamivir	influenza	Tamiflu	2013	2014

Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired

Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired

Seroxat/Paxil	paroxetine	depression, various	Effexor, Cymbalta,	expired	expired
		anxiety disorders	Lexapro

Wellbutrin SR	bupropion	depression	Effexor, Cymbalta,	expired	expired
			Lexapro

Requip	ropinirole	Parkinson’s disease,	Mirapex	expired	2011
		restless legs syndrome			(use in
					treating
					Parkinson’s
					disease)

Treximet	sumatriptan and naproxen	migraine	Zomig, Maxalt, Relpax	2017	NA
				(combination
				and use)

Cardiovascular and urogenital
Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	2015	2017

Lovaza	omega-3 acid ethyl esters	very high triglycerides	Tricor	2017	NA
				(Formulation)

Coreg CR	carvedilol phosphate	mild-to-severe heart failure,	Toprol XL	2023[2]	NA
		hypertension, left ventricular
		dysfunction post MI

Fraxiparine	nadroparin	deep vein thrombosis,	Lovenox, Fragmin	expired	expired
		pulmonary embolism	Innohep

Arixtra	fondaparinux	deep vein thrombosis,	Lovenox, Fragmin	expired	expired
		pulmonary embolism	Innohep

Vesicare	solifenacin	overactive bladder	Detrol, Detrol LA, Enablex,	2018	NA
			Sanctura

1 The UK and Irish patents have been revoked by the courts 2 Generic competition possible in 2010 following conclusion of patent proceedings
GSK Annual Report 2009

Products, intellectual property and competition

Products	Compounds	Indication(s)	Major	Patent expiry dates
			competitor brands	USA	EU

Metabolic
Avandia	rosiglitazone maleate	type 2 diabetes	Actos, Januvia	2012	2013

Avandamet	rosiglitazone maleate and	type 2 diabetes	Competact, Janumet	2012	2013
	metformin HCI		Actoplus met

Anti-bacterials
Augmentin	amoxicillin/clavulanate	common infections		expired	expired
	potassium

Altabax	retapamulin	skin infections		2021	2022

Oncology and emesis
Arzerra	ofatumumab	refractory chronic	MabThera/Rituxan	2023	2023
		lymphocytic leukaemia

Hycamtin	topotecan	ovarian cancer, small cell	Doxil, Gemzar	2010	2011
		lung cancer, cervical cancer

Promacta/	eltrombopag	idiopathic thrombocytopenic	Nplate	2022	2024
Revolade		purpura

Tykerb/Tyverb	lapatanib	advanced and metastatic	Herceptin	2020	2023
		breast cancer in HER2
		positive patients

Votrient	pazopanib	metastatic renal cell carcinoma	Sutent, Nexavar	2023	2025

Vaccines
Infanrix/Pediarix	diphtheria, tetanus, pertussis,	diphtheria, tetanus, pertussis,	Pentavac, Pentaxim,	2017	2016
	polio, hepatitis B (HepB),	polio, hepatitis B (HepB),	Pediacel, Pentacel
	inactivated antigens

Fluarix	split inactivated influenza virus	seasonal influenza	Vaxigrip, Mutagrip, Fluzone,	2022	2022
	subtypes A and type B antigens		Influvac, Aggripal, Fluad

FluLaval	split inactivated influenza virus	seasonal influenza	Vaxigrip, Mutagrip, Fluzone,	none	none
	subtypes A and type B antigens		Influvac, Aggripal, Fluad

Cervarix	HPV 16 & 18 virus like particles	human papilloma virus type 16 & 18	Gardasil, Silgard	2026	2019
	(VLPs), AS04 adjuvant (MPL +
	aluminium hydroxide)

Synflorix	conjugated pneumococcal	invasive pneumococcal	Prevenar	NA	2020
	polysaccharide	disease

Rotarix	live attenuated rotavirus	rotavirus gastroenteritis	Rotateq	2022	2020
	strain GIP(8)

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
Consumer Healthcare products
Our portfolio comprises three main categories: Over-the-counter (OTC) medicines, Oral healthcare and Nutritional healthcare.
Sales of key Consumer Healthcare products in 2009 are shown on page 30.
Our leading Consumer Healthcare products include the following:
OTC medicines
•	alli, the first licenced weight loss medicine to be available without a prescription, launched in the USA in 2007 and across Europe in 2009
•	Panadol, the global paracetamol/acetaminophen analgesic
•	Smoking control products NicoDerm, NiQuitin CQ, Nicabate and in the USA, Nicorette
•	Other brands include Breathe Right nasal strips, Tums, Citrucel, Contac and FiberChoice.
GSK Annual Report 2009

Products, intellectual property and competition

Oral healthcare
•	Aquafresh, a range of toothpastes, toothbrushes and mouthwashes
•	Sensodyne, a range of toothpastes, toothbrushes and mouthwashes including Pronamel to protect from acid erosion
•	Biotene, acquired late in 2008, the leading treatment for dry mouth
•	Polident, Poligrip and Corega denture care cleansers and adhesives
•	Other brands include Odol, Macleans and Dr Best.
Nutritional healthcare
•	Lucozade, a range of energy and sports drinks
•	Horlicks, a range of milk-based malted food and chocolate drinks
•	Ribena, a blackcurrant juice-based drink.
Consumer Healthcare competition
GSK holds leading global positions in all its key consumer product areas. Worldwide it is the second largest in OTC medicines and the third largest in Oral healthcare. In Nutritional healthcare it holds the leading position in the UK, India and Ireland.
The environment in which the Consumer Healthcare business operates has become ever more challenging:
•	consumers are demanding better quality, better value and improved performance
•	retailers have consolidated and globalised which has strengthened their negotiation power
•	cycle times for innovation have reduced.
The main competitors include the major international companies Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Unilever and Pfizer. In addition, there are many other smaller companies that compete with GSK in certain markets.
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
Global manufacturing and supply (GMS)
More than 29,000 people work in GMS across our network of 78 sites in 33 countries. GMS supports the commercial ambition of GSK by delivering quality medicines and consumer products to patients and customers around the world.
The scale of manufacturing in GSK is huge, with the manufacture of over 4 billion packs per year in 28,000 different presentations (including tablets, creams/ointments, inhalers, injections, liquids and steriles), which are then supplied to over 150 markets. Over £3.7 billion was spent by GMS on production in 2009.
GMS operates a procurement operation on behalf of the Group. We spend over £2 billion annually with external suppliers, purchasing active ingredients, chemical intermediates, packaging components and part-finished and finished products.
During 2009, as our internal customers sought every opportunity to grow their businesses, we focused on the cost-competitive supply of quality product to meet their ambitions. We worked diligently to leverage our network of sites and contractors to give us built-in flexibility to sustain future growth and adapt to emerging commercial business models. In an increasingly rigorous external regulatory environment, we have continued to leverage technology in support of process understanding, control, and capability.
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
Vaccine manufacturing, which is managed as an integral part of the Biologicals business, is particularly complex as it requires the use of innovative technologies and living micro-organisms. Sophisticated quality assurance and quality control procedures are in place to ensure the vaccine’s quality and safety. This includes animal use according to health authorities’ requirements. Due to their biological nature, individual health authorities may subject vaccines to a second control to guarantee the highest quality standards.

GSK Annual Report 2009

Research and development

Research and development – Pharmaceuticals
GSK R&D has built one of the strongest pipelines of potential new medicines in the industry. In 2009, Pharmaceutical R&D was actively managing over 150 projects in human clinical trials across the globe. Delivering this pipeline to patients safely and efficiently is the number one goal.
Discovering potential medicines
•	Our early research identifies the biological targets interfering with a particular disease, and creates small molecules or biopharmaceuticals that interact with these disease targets.
•	A refocus on the best science led us to create an entrepreneurial environment in discovery, building on the success of the existing model of Centres of Excellence for Drug Discovery (CEDDs), groups focused around defined therapy areas. Taking the CEDD model one step further we created a number of smaller Discovery Performance Units (DPUs) within each CEDD. These are small, integrated groups of 5-70 scientists, who focus on a particular disease or pathway. There are now 36 DPUs in GSK. The number of DPUs in each CEDD varies according to the science, and some standalone DPUs were created to explore new therapy areas (such as Ophthalmology), or new ways of working (such as the academic DPU which forms drug discovery collaborations with academia).
•	The CEDDs are now one year into their 3-year business plan defining overall budget and clear objectives. The business plans have been reviewed at the end of year 1, and our discovery organisation is on track to deliver GSK’s objectives.
•	We continue to identify compounds from other companies that would enhance the portfolio and to create innovative collaborations to ensure that we are seen as a partner of choice for large and small companies. Our internal R&D expertise allows us to have a strong position in business development, and makes us able to complement our internal pipeline with acquisitions, in-licensing, co-marketing/ co-promotion deals, or future options collaborations.
Delivering these medicines to patients
•	Progression into late-stage development consists of optimising both the physical product properties of the medicine, i.e. the chemical steps and formulation required to manufacture and deliver it as well as the much larger scale studies in humans confirming efficacy and safety. The combination of the results of these two steps into a regulatory file for submission to regulatory agencies and approval for patient use is the responsibility of the regulatory team.
•	Medicines Development is organised by therapy areas in Medicine Development Centres (MDCs): Cardiovascular and Metabolic, Infectious Diseases, Neurosciences and Respiratory. Each MDC has ultimate accountability for developing experimental drugs into regulatory-approved medicines for patients. The MDCs are responsible for creating value through the execution of full product development plans and ensuring strong partnerships with the rest of R&D and GSK, in particular the CEDDs, preclinical development, the regulatory and commercial groups, and manufacturing.
•	In 2009 emphasis was put on the simplification of the clinical development organisation, and on focusing investment on project spend versus infrastructure. This reflects the increased focus of R&D on return on investment.
Adapting our structure to maximise our chance to succeed
•	R&D’s units in Oncology and Biopharmaceuticals are integrating the discovery and the late stage development group. This allows us to build critical mass in those two growth areas for GSK, and to focus on delivering a strong pipeline. Both integrated units are now fully set up, and have been very successful at progressing their pipeline in 2009 (see pipeline chart).
•	Our China Discovery team focused on neurodegeneration and neuroinflammation celebrated its second anniversary in 2009. It has grown to approximately 280 employees in 2009, and has developed an impressive early stage portfolio. As products enter the clinic, the team is now establishing clinical capabilities.

GSK Annual Report 2009

Research and development

Governance
Key projects reaching significant milestones are reviewed each month by a product management board, responsible for determining if a medicine has met criteria for passing into the next phase of development.
GSK’s Chief Medical Officer, working with the Global Safety Board, is ultimately accountable for oversight of all major decisions regarding patient safety. Our Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme and post-launch.
The oversight of strategic issues and budget management across R&D is owned by the R&D Executive team (RADEX).
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
Vaccines R&D
GSK is active in the fields of vaccine research, development and production and has a portfolio of over 30 vaccines approved for marketing. We have over 1,600 scientists devoted to discovering innovative vaccines that contribute to the health and well-being of people of all generations around the world. The discovery and development of a new vaccine is a complex process requiring long-term investment and with more than 20 vaccines in clinical development, we have one of the strongest vaccine pipelines in the industry. Although vaccines have traditionally been used to ward off illness, GSK’s vaccine division is working to develop therapeutic immunotherapeutics aimed at educating the patient’s immune system to identify and attack cancer cells in a highly specific manner.
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

GSK Annual Report 2009

Research and development

Animals and research
For ethical, regulatory and scientific reasons, research using animals remains a small but vital part of research and development of new medicines and vaccines. We only use animals where there is no alternative and constantly strive to reduce the numbers used. We are committed to maintaining high standards for the humane care and treatment of all laboratory animals and undertake internal and external review to assure these standards.
The vast majority of the experimental methods do not use animals. We are actively engaged in research to develop and validate more tests that either avoid the use of animals in research or reduce the numbers needed. When animals are used in research, all due measures are taken to prevent or minimise pain and distress.
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
Research and development – Consumer
Healthcare
The continuous creation and development of innovative products keeps our brands relevant, vibrant and valuable. Our portfolio spans three major categories: OTC medicines, Oral healthcare and Nutritional healthcare. For our major brands, dedicated R&D teams, including Regulatory, partner with and work alongside their commercial brand team colleagues in office-free hub environments that foster collaboration and fast decision-making. Hubs have quickly become a preferred way of working at our Innovation Centres in Weybridge, UK, and Parsippany, USA, and we are expanding this model rapidly into other key Consumer Healthcare territories, including China and India.

GSK Annual Report 2009

Research and development
We have a full and diverse product development pipeline. Our key late stage projects are highlighted here, comprising both new chemical entities and new combinations and formulations of existing assets. The most advanced status is shown and includes 2009 approvals.
Key:
Phase III
Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.
Filed
Following successful Phase III trials, we file the product for approval by the regulatory authorities.
Approval
Only when approval is granted can we begin to market the medicine or vaccine.
Our full pipeline is on pages 189 to 192.

Therapeutic	Compound

Biopharmaceuticals	Arzerra (ofatumumab)†

Arzerra (ofatumumab)†

Arzerra (ofatumumab)†

Benlysta (belimumab)†

ofatumumab†

otelixizumab†

Prolia (denosumab)†

Syncria†

Cardiovascular& Metabolic	Arixtra

Avandamet XR

Avandia + simvastatin

darapladib†

Neurosciences	almorexant†

Horizant (1838262)†*

retigabine†

Oncology	Avodart

Duodart (Avodart +
alpha blocker)

Votrient (pazopanib) +
Tyverb/Tykerb

Revolade/Promacta†

Revolade/Promacta†

Revolade/Promacta†

Tyverb/Tykerb

Tyverb/Tykerb

Tyverb/Tykerb

Tyverb/Tykerb

Votrient (pazopanib)

Votrient (pazopanib)

Votrient (pazopanib)

Respiratory	642444†

Relovair (642444† +
655698)

Vaccines	Cervarix†

MAGE-A3 (ASCI)

MAGE-A3 (ASCI)

Menhibrix (Hib-MenCY-TT)

Mosquirix

New generation flu vaccine

Nimenrix (MenACWY-TT)

Simplirix

†	In-license or other alliance relationship with a third party

*	See Note 40 to the financial statements, ‘Post balance sheet events’.

ASCI = Antigen Specific Cancer Therapeutic

GSK Annual Report 2009

Research and development

Indication	Phase 3	Filed	Approved

chronic lymphocytic leukaemia (refractory patients)

diffuse large B cell lymphoma (relapsed patients)

follicular lymphoma (refractory patients)

systemic lupus erythematosus

rheumatoid arthritis

type 1 diabetes

post-menopausal osteoporosis

type 2 diabetes

treatment of acute coronary syndrome

type 2 diabetes – extended release

type 2 diabetes

atherosclerosis

insomnia

restless legs syndrome

epilepsy – partial seizures

reduction in the risk of prostate cancer

benign prostatic hyperplasia – fixed dose combination

inflammatory breast cancer

idiopathic thrombocytopaenic purpura

chronic liver disease induced thrombocytopaenia

hepatitis C induced thrombocytopaenia

breast cancer, first line therapy

breast cancer, adjuvant therapy

gastric cancer

head & neck squamous cell carcinomas (resectable disease)

renal cell cancer

ovarian cancer, maintenance therapy

sarcoma

COPD

COPD

cervical dysplasia and cancer prophylaxis caused by HPV 16/18 treatment of melanoma

treatment of non-small cell lung cancer

Neisseria meningitis groups C & Y disease & Haemophilus influenzae type b disease prophylaxis malaria prophylaxis (Plasmodium falciparum)

seasonal influenza prophylaxis for the elderly

Neisseria meningitis groups A, C, W & Y disease prophylaxis

genital herpes prophylaxis

GSK Annual Report 2009

Our employees

GSK Values and Behaviours
Changes in the healthcare market over the past decade necessitate the transformation of our business model to one that is more customer-centric and innovative; how we perform as a collective organisation will determine our success. In order to be effective with growing complexity and exponential speed of change in our external environment, GSK needs to create an internal learning culture that is embodied by GSK Values and Behaviours. For more details on GSK Values and Behaviours, see our Corporate Responsibility Report.
Recruitment, talent management and leadership development
In 2009, like every year, recruiting, retaining and developing our employees were critical to enhancing and sustaining our performance and reputation. Proactive talent acquisition initiatives underpin our ability to attract specialist and leadership talent externally. Our assessment process is aligned to a core set of competencies, of which ethics and integrity are central.
A global view of talent and strategic capabilities required looking at the quality, depth and breadth of our talent across the world. We need good succession plans, not just for senior roles but for all our critical positions across the organisation. We maintain a robust leadership strategy to identify and develop our highly skilled leadership cadre and use a systematic, disciplined approach to leadership development, providing tools and programmes to help leaders master skills needed to meet customer, employees and investor expectations. In 2009, we launched a First Line Leader programme for all new leaders – whether new to GSK or new to managing people. We also launched a GSK-wide mentoring scheme where each senior leader will mentor at least one individual in 2010.
Performance and reward
The performance and development planning (PDP) process means employees have business-aligned objectives and behavioural goals. Our reward systems support high performance and help to attract and retain the best people. Performance-based pay & bonuses and share-based equity plans align employee interests with business targets.
Communication and employee involvement
Our communication channels are designed to keep employees informed, engaged and involved in activities across all areas of our organisation. We encourage two-way, open and honest communication with employees, and in 2009 improvements in web usage technology engaged more employees.
Feedback and monitoring mechanisms are part of every major communication event, and Q&A and feedback facilities are a core feature of our web communications channels. Other broader processes include an internal online opinion survey where in 2009 more than 93,000 employees were invited to provide feedback on individual empowerment, employee engagement and our company values.
As our business evolves, there will be changes that affect employees and we remain committed to consulting on these changes via a number of internal consultation forums and discussions with the European Employee Consultation Forum and similar bodies in countries where this is national practice.
Inclusion and diversity
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
Healthy and safe high performance
To meet our mission and strategy, Employee Health and Performance initiatives focus on the health factors that enable employees to perform at the highest level by sustaining energy and engagement. The programmes developed to deliver this health strategy range from the traditional – such as immunisations, smoking control, and weight management – to cutting-edge programmes in the areas of team and personal resilience, ergonomics and Energy for Performance. These programmes, available in many languages, are designed to address the root causes of excessive work pressure and low energy and engagement at work and at home. They are complimented by our commitment to flexible working that enables employees to do their best work in an environment that helps them integrate their work and personal lives. For more details on the scope and impact of these programmes, see our Corporate Responsibility Report.

GSK Annual Report 2009

Our responsibility

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
We are committed to playing a full part in addressing the healthcare challenges of the developing world by taking an innovative, responsible and, above all, sustainable approach. GSK is making a vital contribution to developing country healthcare through action in a number of areas including: preferential pricing of our anti-retrovirals and anti-malarials; tiered pricing of our vaccines; investing in R&D that targets diseases particularly affecting the developing world (see page 16); community investment activities and partnerships that foster effective healthcare (see page 22); and seeking innovative partnerships and solutions. We cover our contribution to improving access to medicines extensively in our Corporate Responsibility Report.
We were a clear leader in the first Access to Medicines (ATM) Index produced by the ATM Foundation in 2008. We will continue to build on our product, pricing and partnership commitments to help improve healthcare in the developing world. In February 2009, we announced a series of commitments for the UN defined list of least developed countries, including a more flexible approach to intellectual property for research into neglected diseases, a commitment to invest in healthcare infrastructure and price caps on our patented medicines. A significant increase in resources from the global community is still needed to support R&D and to provide access to the resultant medicines and vaccines.
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
For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and nine other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the pharmacy cost on more than 300 medicines. Over 2 million Together Rx Access cardholders saved about $20 million in 2009.
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
In 2009, we continued to partner with patient groups on common issues: advocating for access to medicines and treatment, increasing funding for health programs and improving health care delivery. We are considered to be a trustworthy partner with patient groups and we have worked with patient groups and our trade associations to increase the transparency of all of our interactions.
Our work with communities
We work as a partner with under-served communities in the developed and developing world supporting programmes that are innovative, sustainable and bring real benefits to these communities. Our global community investment in 2009 was £163 million. This compares with £124 million in 2008 on a like for like basis. This increase is due to expansion of our US patient assistance programme, increased humanitarian product donations and scale up of our donation of albendazole for the Lymphatic Filariasis (LF) programme. Our 2009 giving comprised product donations of £101 million, cash giving of £43 million, in-kind donations of £2 million plus costs of £17 million to manage and deliver community programmes in almost 100 countries. The product donations include £80 million for GSK’s patient assistance programmes, £13 million worth of albendazole for the programme and £8 million for humanitarian product donations. Since 2008 our product donations have been valued at cost (average cost of goods) rather than wholesale price (WAC) as this is a more accurate reflection of the cost to GSK. We believe we are the first pharmaceutical company to adopt this practice. For comparative purposes the total value of donations in 2009 using WAC for products would be £467 million compared with £343 million in 2008.
We do not operate a single charitable foundation for our community investment programmes, but have a number of country-based foundations and their 2009 grants are included in the investment total.

GSK Annual Report 2009

Our responsibility

Our cash giving was targeted primarily at health and education initiatives as follows:
Global Health Programmes
Eliminating lymphatic filariasis (LF)
Our effort to eliminate LF, one of the world’s most disabling diseases, continued in close partnership with the governments of countries where the disease is endemic, the World Health Organization and over 40 partner organisations. As a founding partner and leader in the global elimination effort, we are committed to donating as much of the anti-parasitic drug albendazole as required to reach the one billion people at risk in over 80 countries. In 2009, 425 million albendazole treatments were donated to 28 countries. We have donated over 1.4 billion albendazole treatments since the global elimination programme started in 2000.
Positive Action on HIV/AIDS
Positive Action is our pioneering global programme working with communities affected by AIDS. Started in 1992, it supports community-based organisations to deliver effective HIV and AIDS education, prevention and healthcare services. In July 2009 we announced the creation of a new Positive Action for Children Fund. The Fund will make £50 million available over ten years to help prevent mother-to-child transmission of HIV and to support orphans and vulnerable children. This new Fund will complement our ongoing work and support to the HIV community. With the launch of ViiV Healthcare, our Positive Action programmes will be managed by this new HIV-focused company.
The GlaxoSmithKline African Malaria Partnership
In 2009, Coalitions Against Malaria created by our malaria advocacy programme ‘Mobilising for Malaria’ continued to increase awareness of malaria and mobilise resources in the target countries: UK, Belgium, France, Ethiopia, Mozambique and Cameroon. This year we announced the launch of the next phase of the African Malaria Partnership with projects focused on community health workers and education/behaviour change in the community. Four new malaria grants were awarded in 2009, with a total commitment of £1.5 million over three years. They include partnerships with: Save the Children (UK) in Kenya; Family Health International in Ghana; African Medical and Research Foundation (AMREF) in Tanzania; and Planned Parenthood Federation of Nigeria.
PHASE
The PHASE programme (Personal Hygiene And Sanitation Education), initiated by us in 1998, is now providing education to hundreds of thousands of school children in 13 countries to improve their health and hygiene to fight infectious diseases. In 2009 we expanded our programme in Uganda, and extended PHASE to the slum areas of Mumbai, India. We have also brought PHASE to the UK and it is being piloted in three schools in Hounslow, near our global headquarters.
Humanitarian product donations
During 2009, we donated essential products, such as antibiotics, through non-profit partners including AmeriCares, Direct Relief International, MAP International and Project HOPE, to support humanitarian relief efforts and community healthcare. Following a series of natural disasters in the Asia-Pacific region and Central America, the total value of our international humanitarian product donations was £8 million at average cost.
Immediately following the devastating earthquake that struck Haiti in January 2010, GSK provided donations of medicines of over £1 million from stocks held in warehouses of several non-profit partners. We are continuing to donate requested medicines to support medium and longer-term needs. We have also donated £250,000 to the British Red Cross to support the deployment of a Mass Sanitation Unit for water and sanitation needs.
Community initiatives
We are dedicated to strengthening the fabric of communities through providing health and education initiatives and support for local civic and cultural institutions that improve the quality of life. In the UK, we contributed £5.6 million in 2009 to our continuing programme of charitable activities supporting over 80 organisations in health, medical research, science education, the arts and the environment.
Programmes in North America at a national and local level focused on improving public education, increasing access to healthcare for children and the homeless, and healthcare (prevention/access) for people dealing with breast or gynaecologic cancers. GSK’s IMPACT Awards recognise organisations that have significantly improved the health of their local communities and were expanded beyond UK and Philadelphia to reach communities near our Research Triangle Park, North Carolina facility. Total funding for our North American programmes was $20 million.
GSK continues to be a CommunityMark company – this award for excellence in community investment was awarded in 2008 for three years.

GSK Annual Report 2009

Our responsibility
Health initiatives
Our contribution to improve healthcare included the following grants:

Non-profit partner	Amount in 2009	Purpose of grant

Children’s Health Fund USA	$1,461,000	To continue the Referral Management Initiative (RMI) which ensures continuity of specialist medical care for high-risk children who are often homeless and for general support

GSK IMPACT Awards UK and USA	£787,000	To recognise excellence in non-profit community health organisations. Charities receive unrestricted grants for their work dealing with diverse and difficult social issues and access to healthcare

Medical Research Charities UK	£400,000	To support medical research programmes

Education initiatives

Non-profit partner	Amount in 2009	Purpose of grant

Institute for a Competitive Workforce USA	$100,000	To improve education and create a skilled workforce for the future, working in partnership with a broad business coalition and staffed by the US Chamber of Commerce

‘Science in the Summer’ Philadelphia, Pittsburgh and North Carolina	$558,000	To teach basic scientific concepts and inspire school children through an enquiry-based science education programme

Project ENTHUSE UK	£200,000	To support Continuing Professional Development (CPD) for science teachers and ultimately encourage children to engage with science and pursue careers in science and technology

Royal Society of Chemistry UK	£100,000	To support a programme to target science teachers in the UK, who are not chemistry specialists, and provide them with the key skills and confidence to be effective in their chemistry teaching

Employee involvement
Our employees are encouraged to contribute to their local communities through employee volunteering schemes. Support includes employee time, cash donations to charities where employees volunteer and matching gift programmes.
Through the US GSK Matching Gift Program, we matched 15,000 employee and retiree gifts at a value of $4.7 million in 2009 plus over $1 million to the United Way campaign. GSK’s GIVE programme provided grants of over $314,000 to 353 organisations where US employees volunteered and £272,000 to 410 UK-based non-profit organisations via the GSK Making a Difference programme.
In 2009, our Group-wide volunteer initiative was launched to give every GSK employee one paid day off each year to volunteer for a good cause. Employees supported a wide range of charities and projects including work in local schools, shelters for the homeless, community gardens, nursing homes and aiding communities affected by natural disasters.
The GSK PULSE Volunteer Partnership is a new initiative launched in April 2009 that empowers high-performing employees to volunteer for a period of three to six months lending their professional expertise. PULSE volunteers work full-time with one of our partner non-governmental organisations (NGO) to create sustainable change for impoverished communities around the world. From our 2009 in-take, we had 58 PULSE volunteers, working in 18 different countries for 25 non-governmental organisations. Employees continue to receive their GSK salary during their placement and in 2009 this represented an in-kind donation of £428,000.
GSK Annual Report 2009

Our responsibility

Responsibility and the environment
GlaxoSmithKline’s environmental responsibility spans our demand for raw materials, through converting them into products, to their impacts after use.
Our vision for environmental sustainability is ultimately to transform how we do business following the principles of industrial ecology, using renewable resources and converting wastes to by-products that become inputs to other processes.
The first steps towards this goal are to optimise the efficiency of our processes, minimising the use of energy and other resources and the amount of waste we generate. In doing so, we also need to reduce carbon dioxide emissions from energy used, as a contribution to tackling climate change.
Our environmental activities are overseen by a Sustainability Council composed of senior executives. We manage environmental issues (as well as occupational health and safety) using a management system aligned with recognised international standards. Our central audit group includes environmental issues in its routine audits of our sites and processes.
Strategy and plans
Our strategy has three elements, beginning with embedding the environmental fundamentals such as energy management and waste reduction to eliminate adverse impacts from our operations. The second stage is to embrace sustainability in all of our businesses, developing a culture of product stewardship and sustainable resource use. The strategy also requires transparency, informing stakeholders of our actions and performance – we provide fuller disclosure in our Corporate Responsibility Report.
We have a ten-year strategic plan with targets that are refreshed every five years. In 2010 we will update the plan with new, more challenging targets to 2020. Key targets for 2010 that we have been pursuing since 2006, and progress towards them, include:
•	a 20% reduction per unit of sales in energy use and emissions from operations and transport – we have achieved 6% reduction in energy use and 5% in emissions
•	2% average material efficiency for products transferred from research and development – the current average is 2.8%
•	2% annual reduction in water use per unit of sales – we have achieved 15% reduction since 2006
Mass efficiency
Increasing the efficiency with which we use materials is a priority. In 2009 we increased a target originally introduced in 2005, aiming for a 2.5% efficiency by 2015 for new products launched after 2010. For the first time, we also set a mass efficiency target for our manufacturing sites to achieve additional improvements after they take over processes from R&D. Our long-term aspiration is to achieve 5% efficiency by 2020 – five times the typical level in the pharmaceutical industry, which will reduce input materials and waste by 80%.
Mass efficiency (average 2005-2009)
Climate change
Our biggest direct climate impact comes from propellants used in inhalers for diseases such as asthma. We have reduced this impact by replacing CFC gases and continue to research ways to minimise greenhouse gases released by these products.
Since 2007 we have been implementing a climate change programme with ambitious targets for our emissions and energy use in operations and transport. We are aiming for a 20% reduction per unit of sales by 2010 and a cut of 45% by 2015 (from 2006 levels). In 2009 emissions and energy consumption per unit of sales fell by 5% and 6% respectively. These reductions follow two years of limited progress, which means that we need an outstanding performance in 2010 to meet our interim 20% target.
Energy reduction has been identified as a key objective for the business. As a result, energy consumption is now included in the key business metrics and in 2009 the remuneration of senior managers in manufacturing was linked to the achievement of energy reduction targets. We have also created a central fund to finance energy saving projects. A climate change team has identified more than 800 energy saving projects which have helped in the last two years to avoid around 85,000 tonnes of greenhouse gas emissions.

GSK Annual Report 2009

Our responsibility

As well as mitigating our climate change impact, we also aim to identify ways that we can respond to changing disease patterns caused by climate change.
GSK’s carbon footprint
Other environmental concerns
Sustainability requires a holistic view of everything that we do, especially relating to the optimal use of all resources. Water is a particularly important natural resource, and we recognise that businesses can play a positive role in managing it more sustainably. We endorsed the United Nations CEO Water Mandate in 2009. Water consumption in 2009 fell by 5% (per unit of sales), which exceeds our target.
We also have targets for improving the quality of wastewater, reducing waste disposal and emissions to air. In 2009 we exceeded targets in each of these areas and are on track to completely eliminate ozone-depleting CFCs by the end of 2010. Our environmental audit scores are also moving close to our 2010 targets.
Packaging provides opportunities to reduce resources use and we have several projects to reduce the environmental impact of packaging. For instance, we are now using lighter toothpaste caps, saving 90 tonnes of plastic a year.

GSK Annual Report 2009

Regulation

Regulation – Pharmaceuticals
Region and country-specific laws and regulations define the information needed to show the safety and efficacy of pharmaceutical products, as well as governing their testing, approval, manufacturing, labelling and marketing. These regulatory requirements are a major factor in determining whether a marketable product may be successfully developed and approved.
In this highly regulated environment, there is increasing cooperation and exchange of information among the major regulatory authorities. Consequently, in 2009 we have transformed the structure of our Regulatory Affairs department to better match the global regulatory environment in which we operate. The existing US, EU and International groups have been integrated into one department, Global Regulatory Affairs. This change enables us to more effectively formulate global strategies to obtain regulatory approvals for GSK products, based on regional expertise. The new structure will also make us better positioned to interact with our regulatory customers in this dynamic, globally-connected external environment.
Although the evaluation of benefit and risk continue to be paramount considerations for the approval of a new drug in the USA, there is an increased focus on the safety of medicines. The FDA Amendments Act of 2007 mandates a rigorous FDA review of safety from approval through the post-marketing phase of the product, and the FDA is examining better ways to identify counterfeit medicines and to communicate new risk information to the public. We remain engaged in these key areas of interest.
In Europe, new regulations aimed at strengthening the safety monitoring of medicines, improving citizens’ access to reliable information on medicines and strengthening EU laws to protect citizens better from the threats posed by fake medicines are under discussion by EU legislators. Meanwhile, preparation continues for the implementation in 2010 of new rules aimed at simplifying and harmonising the EU regulatory framework on changes to authorised medicinal products. It is hoped that these changes will minimise inefficiencies in the procedures, and reduce the overall administrative burden.
The regulatory environment in Emerging Markets and Asia-Pacific continues to evolve, with a number of countries continuing to develop their regulatory review systems. GSK actively participates in a number of specific regional and national regulatory initiatives, which provide opportunities for meaningful scientific and regulatory dialogue between industry, agencies and other stakeholders. GSK continues to include broader sets of patient populations from a number of these countries in medicine development programmes in order to increase global patient access to new innovative medicines, and optimise regulatory approvals.
Regulation – Consumer Healthcare
The consumer healthcare industry is subject to national regulation comparable to that for prescription medicines for the testing, approval, manufacturing, labelling and marketing of products. High standards of technical appraisal frequently involve a lengthy approval process before a new product is launched.
January 2009 saw the history-making first for the OTC industry when the European Medicines Agency granted centralised approval of the weight loss medicine alli. This resulted in the pan-European launch of alli as the first licenced weight loss treatment available without a prescription across all 27 EU countries. With additional national licences, alli has now been granted approval in 38 countries.
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
Currently in the USA, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes. In 2009, the US President and Congress dedicated much of the year’s legislative process to reforming America’s healthcare system to drive down cost, improve quality, and increase access to millions of Americans without health insurance. These reforms had the potential to create positive changes in the US healthcare system and expand access to GSK’s products. They also had the potential to increase prescribed rebates under government-run programmes and change the balance between private and public sector purchases. The pressure to control healthcare costs and the need for health reform will continue into 2010 and beyond. Issues such as cross-border trade, the acceleration of generics to market, comparative effectiveness research, and pharmaceutical pricing will continue to be part of the ongoing reform debate in the USA. Fortunately, GSK is positioned to be a constructive contributor to these debates since there has been increased recognition that chronic disease is the primary driver of healthcare spending and pharmaceutical products deliver important interventions that help hold down healthcare costs.

GSK Annual Report 2009

World market, economy and outlook

World market – pharmaceuticals
Global pharmaceutical sales in 2009 were £468 billion compared with £366 billion in 2008.

World market by	Value	% of
geographic region	£bn	total

USA	187	40
Europe	131	28
France	25	5
Germany	24	5
Italy	16	3
UK	12	3
Rest of World	150	32
Emerging markets	66	14
Asia Pacific	20	4
Japan	50	11
Canada	11	2

Total	468	100

Market growth on a CER basis was USA 3.6%, Europe 4% and Rest of World 9.9%.
At 30th September 2009, GSK had two of the world’s top 60 pharmaceutical products. These were Seretide/Advair and Valtrex.

World market –	Value	% of
top six therapeutic classes	£bn	total

Central nervous system	74	16
Cardiovascular	68	15
Alimentary tract and metabolic	57	12
Antineoplastic/Immunomodulatory	52	11
Anti-infectives (bacterial, viral and fungal) excluding vaccines	50	11
Respiratory	32	7

(Note: data based on 12 months to 30th September 2009)
Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.
World economy
The world economy deteriorated further during the early part of 2009 as the international financial crisis deepened. The economies of many countries contracted during the year, although some emerging markets still showed growth.
Aggressive cuts in official interest rates, fiscal stimulus measures and national initiatives to support the international banking system led to some improvements towards the end of the year. However, the economic recovery during 2010 is likely to remain fragile and uneven, with the emerging markets providing the strongest growth.
Equity prices strengthened during 2009, with the FTSE 100 Index increasing by 22% and the Dow Jones Industrial Average by 19%. Inflationary pressures remained well under control, however, and only a modest increase in inflation is expected in 2010.
The potential healthcare reforms in the USA create some uncertainty for 2010 but our strategy is designed to put the Group in a position to be able to deliver long-term sustainable financial performance despite such uncertainties.
Outlook
In 2009, GSK returned to sales growth. The company’s strategy is delivering and it is confident of its prospects in 2010. GSK believes it is moving to a position where it can deliver its goal of long-term sustainable financial performance.

GSK Annual Report 2009

Financial review 2009

Pharmaceutical turnover
All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 29 and by geographic region on page 30.
Pharmaceutical turnover grew 2% to £23.7 billion. Pharmaceuticals growth was helped by sales of pandemic related products, including Relenza and H1N1 vaccine products. On a regional basis, the USA declined 13% reflecting continued erosion of several products due to generic competition. Strong performances were delivered in Europe (up 9%), Emerging Markets (up 20%) and Asia Pacific/Japan (up 16%). The sales contribution of Stiefel, which was acquired on 22nd July 2009, totalled £248 million.
Pharmaceutical turnover by therapeutic area
GSK turnover grew by 2% in 2009 as the impact of US generic competition to a range of GSK’s products, lower Avandia sales and a declining HIV business was more than offset by strong growth of key products such as Seretide/Advair, Avodart, Lovaza, Relenza and the vaccines franchise including the H1N1 pandemic vaccine.
Respiratory
Respiratory sales increased 5% to £7.0 billion.
Seretide/Advair grew 5% to £5.0 billion, with especially strong growth in Emerging Markets (up 21% to £276 million) and Japan (up 79% to £195 million). Ventolin sales grew 26% to £477 million, driven by its performance in the USA where sales more than doubled to £153 million. Veramyst sales rose 72% to £142 million.
Anti-virals
Anti-virals increased 12% to £4.2 billion.
Relenza sales were £720 million in 2009 (2008 – £57 million) reflecting the successful capacity expansion to meet government orders across the world and a strong retail performance in Japan (£191 million). Sales of Valtrex declined 8% to £1.3 billion as a result of generic competition to the product in the USA which began in November 2009.
Sales of HIV medicines totalled £1.6 billion (down 7%) for the year. Epzicom sales grew 8% to £546 million but this was more than offset by declines across the rest of the portfolio. ViiV Healthcare, the new specialist HIV company established by GSK and Pfizer, was officially launched on 3rd November 2009.
CNS
CNS sales decreased 44% to £1.9 billion.
The majority of GSK’s CNS franchise is impacted by generic competition in the USA. The Wellbutrin decline of 67% primarily reflected the sale of Wellbutrin XL in the USA to Biovail in the second quarter of 2009.
Cardiovascular and urogenital
Cardiovascular and urogenital sales increased 8% to £2.3 billion.
Continued strong growth of key products such as Arixtra, up 29% to £254 million, Avodart, up 16% to £530 million, and Lovaza, up 31% to £450 million, were partly offset by generic competition to Coreg.
Metabolic
Metabolic sales decreased 14% to £1.2 billion.
Sales of Avandia, down 16% to £771 million, continued to decline across all regions. Bonviva/Boniva sales declined in the USA by 16% but grew in Europe and the Rest of the World.
Oncology and emesis
Oncology and emesis sales increased 10% to £0.6 billion.
Tyverb/Tykerb, up 45% to £169 million, grew strongly in Europe and the Rest of World following product approvals gained during 2008. Zofran declined 11% as a result of generic competition.
Vaccines
Vaccine sales increased 30% to £3.7 billion.
Pandemic vaccine sales of £883 million were recorded during the year, most of which were delivered in the fourth quarter, as GSK partnered with governments to respond to the H1N1 pandemic.
Sales of GSK’s new Synflorix vaccine totalled £73 million, reflecting launches in several markets and the beginning of shipments to the Brazilian Government as part of the 10-year, $1.5 billion agreement signed in August 2009. Other strong contributors to growth for the year included Boostrix (up 73% to £139 million), Cervarix (up 38% to £187 million) and Rotarix (up 50% to £282 million). Partially offsetting these performances, sales of Infanrix/Pediarix fell 15% to £649 million primarily as a result of the continued impact of increased competition in the DTPa sector in the USA. Hepatitis vaccines sales also fell (down 11% to £665 million) in part due to a competitor product returning to the US market.

GSK Annual Report 2009

Financial review 2009
Pharmaceutical turnover by therapeutic area 2009

	Total					USA			Europe			Rest of World
Therapeutic area/	% of	2009	2008		Growth	2009		Growth	2009		Growth	2009		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	29	6,977	5,817	5	20	3,323	3	22	2,201	3	11	1,453	14	30
Avamys/Veramyst		142	72	72	97	68	2	21	45	>100	>100	29	>100	>100
Flixonase/Flonase		171	186	(20)	(8)	27	(56)	(48)	43	(21)	(17)	101	2	23
Flixotide/Flovent		775	677	–	14	396	5	25	178	(4)	2	201	(6)	9
Seretide/Advair		4,977	4,137	5	20	2,592	1	20	1,609	5	14	776	23	39
Serevent		236	263	(19)	(10)	73	(14)	1	116	(18)	(15)	47	(31)	(15)
Ventolin		477	339	26	41	153	>100	>100	150	1	9	174	2	12
Zyrtec		75	38	58	97	–	–	–	–	–	–	75	58	97

Anti-virals	18	4,150	3,206	12	29	1,897	–	19	1,074	16	26	1,179	32	56
HIV		1,605	1,513	(7)	6	716	(6)	12	635	(10)	–	254	(3)	7
Agenerase, Lexiva		178	160	(4)	11	99	1	19	62	(8)	2	17	(13)	6
Combivir		425	433	(13)	(2)	187	(12)	4	151	(17)	(9)	87	(7)	–
Epivir		129	139	(19)	(7)	48	(13)	2	49	(24)	(16)	32	(18)	(6)
Epzicom/Kivexa		546	442	8	24	223	6	25	244	6	17	79	25	44
Trizivir		201	212	(17)	(5)	104	(17)	(2)	82	(21)	(11)	15	–	7
Ziagen		105	106	(13)	(1)	51	(4)	13	35	(14)	(3)	19	(28)	(24)

Valtrex		1,294	1,195	(8)	8	942	(9)	8	160	–	11	192	(13)	6

Relenza		720	57	>100	>100	137	>100	>100	212	>100	>100	371	>100	>100
Zeffix		217	188	(1)	15	17	(7)	13	29	(4)	7	171	–	17

Central nervous system	8	1,870	2,897	(44)	(35)	651	(69)	(64)	574	(7)	2	645	4	25
Imigran/Imitrex		266	687	(65)	(61)	123	(79)	(78)	96	(8)	–	47	(2)	15
Lamictal		500	926	(53)	(46)	267	(68)	(62)	154	(4)	5	79	6	16
Requip		209	266	(30)	(21)	26	(78)	(75)	138	(5)	4	45	16	45
Requip XL		123	43	>100	>100	32	>100	>100	89	>100	>100	2	–	–
Seroxat/Paxil		523	514	(15)	2	42	(51)	(47)	99	(21)	(14)	382	(5)	19
Treximet		55	25	88	>100	55	84	>100	–	–	–	–	–	–
Wellbutrin, Wellbutrin XL		132	342	(67)	(61)	88	(76)	(72)	30	50	67	14	(7)	–

Cardiovascular and urogenital	10	2,298	1,847	8	24	1,415	8	28	583	3	14	300	18	32
Arixtra		254	170	29	49	141	35	60	95	18	34	18	55	64
Avodart		530	399	16	33	319	11	32	148	13	25	63	51	62
Coreg		172	203	(29)	(15)	171	(28)	(15)	–	–	–	1	(67)	(67)
Fraxiparine		229	226	(7)	1	–	–	–	173	(10)	(3)	56	6	17
Levitra		75	60	7	25	70	4	23	4	33	33	1	–	–
Lovaza		450	290	31	55	448	31	55	–	–	–	2	100	100
Vesicare		104	71	24	46	104	24	46	–	–	–	–	–	–
Volibris		19	2	>100	>100	–	–	–	18	>100	>100	1	–	–

Metabolic	5	1,181	1,191	(14)	(1)	581	(17)	(2)	275	(15)	(6)	325	(8)	6
Avandia products		771	805	(16)	(4)	425	(17)	(2)	171	(21)	(14)	175	(9)	1
Avandia		462	512	(21)	(10)	276	(22)	(8)	67	(24)	(18)	119	(18)	(9)
Avandamet		268	256	(8)	5	122	(6)	12	99	(19)	(11)	47	19	31
Bonviva/Boniva		255	237	(7)	8	155	(16)	(1)	89	7	20	11	57	57

Anti-bacterials	7	1,592	1,429	2	11	173	(16)	(1)	662	(4)	4	757	13	22
Augmentin		667	587	4	14	45	(22)	(8)	295	–	8	327	14	23

Oncology and emesis	3	629	496	10	27	308	7	27	204	10	21	117	23	39
Hycamtin		172	140	7	23	100	4	23	59	10	20	13	20	30
Promacta		13	–	–	–	13	–	–	–	–	–	–	–	–
Tyverb/Tykerb		169	102	45	66	54	(4)	15	75	62	79	40	>100	>100
Zofran		109	110	(11)	(1)	9	>100	>100	52	(24)	(17)	48	(5)	9

Vaccines	16	3,706	2,539	30	46	815	9	30	1,744	37	51	1,147	37	52
Boostrix		139	70	73	99	73	77	>100	40	38	54	26	>100	>100
Cervarix		187	125	38	50	4	–	–	138	23	33	45	100	>100
Fluarix/FluLaval		211	215	(13)	(2)	73	(27)	(14)	71	(18)	(9)	67	17	29
Flu pandemic		883	66	>100	>100	187	>100	>100	525	>100	>100	171	>100	>100
Hepatitis (Engerix/		665	665	(11)	–	257	(21)	(7)	262	(8)	–	146	2	15
Fendrix, Havrix, Twinrix)
Infanrix, Pediarix		649	682	(15)	(5)	134	(47)	(37)	406	(3)	8	109	5	17
Rotarix		282	167	50	69	76	>100	>100	53	14	23	153	33	49
Synflorix		73	–	–	–	–	–	–	32	–	–	41	–	–

Other	4	1,063	959	1	11	17	–	6	364	7	13	682	(2)	10

		23,466	20,381	1	15	9,180	(13)	3	7,681	9	18	6,605	16	32

Stiefel products		248		–	–

	100	23,714		2	16

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the financial record on pages 180 to 183.
GSK Annual Report 2009

Financial review 2009

Regional analysis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

	2009	2008	Growth*
	£m	£m	CER%	£%

USA	9,180	8,894	(13)	3
Europe	7,681	6,483	9	18
Emerging Markets	2,973	2,290	20	30
Asia Pacific/Japan	2,700	1,918	16	41
Other trading‡	1,180	796	31	48

	23,714	20,381	2	16

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

‡	Including Stiefel
USA
Sales in the USA declined 13% to £9.2 billion, principally reflecting continued decline of Avandia (down 22%), competition to Infanrix/Pediarix (down 47%), a return to market of a competitor to the Hepatitis franchise (down 21%) and generic competition to significant products such as Lamictal (down 68%), Imigran (down 79%), Valtrex (down 9%), Requip (down 78%) and Coreg (down 28%). In addition, Wellbutrin XL (down 82%), was sold to Biovail in Q2 2009. These declines were partly offset by significant sales of Relenza and pandemic vaccines, a doubling of Ventolin sales, good growth of Lovaza (up 31%) and contributions from recently launched products such as Boostrix and Rotarix.
Europe
Sales in Europe increased 9% to £7.7 billion with continued growth of Seretide and Relenza and particularly strong vaccines growth, driven by pandemic vaccine, offsetting the impact of generic competition to a number of products and continued price cuts from governments across the region.
Emerging Markets
Sales in Emerging Markets increased 20% to £3.0 billion with strong growth across the region and all therapeutic areas, helped by the acquisitions of the UCB and BMS businesses in different countries of the region.
Asia Pacific/Japan
Sales in Asia Pacific/Japan grew 16% to £2.7 billion reflecting continued Seretide/Advair growth, strong Relenza sales, particularly to the retail market in Japan, and strong vaccines growth.
Consumer Healthcare turnover

	% of	2009	2008	Growth*
	total	£m	£m	CER%	£%

Over-the-counter medicines	50	2,319	1,935	8	20
alli		203	75	>100	>100
Breathe Right		92	81	(1)	14
Cold sore franchise		96	89	(3)	8
Nicotine replacement therapy		339	299	(1)	13
Panadol franchise		393	324	10	21
Tums		106	91	(1)	16

Oral healthcare	32	1,484	1,240	7	20
Aquafresh franchise		496	452	(1)	10
Biotene		26	1	>100	>100
Denture care		336	271	8	24
Sensodyne franchise		457	363	13	26

Nutritional healthcare	18	851	796	3	7
Lucozade		376	382	(3)	(2)
Horlicks		255	204	17	25
Ribena		160	161	(4)	(1)

	100	4,654	3,971	7	17

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the financial record on pages 184 to 185.
Total Consumer Healthcare sales for the year rose 7% to £4.7 billion, with growth in all regions and categories.
OTC medicines
OTC product sales grew 8% to £2.3 billion in 2009, driven by sales of Panadol (up 10% to £393 million) and alli, which more than doubled to £203 million, as a result of launches throughout Europe which began in April 2009. Sales of nicotine replacement therapy products declined by 1%.
Oral healthcare
Sales of Oral healthcare products rose 7% to £1.5 billion. Sensodyne performed strongly with sales up 13% to £457 million. Denture care sales grew 8% to £336 million. Sales of Aquafresh declined 1%, as a reduction in the US ‘white trays’ market offset growth of 5% in the US Aquafresh toothpaste brands, which were helped by the launch of the new iso-active product.
Nutritional healthcare
Nutritional healthcare sales grew 3% to £0.9 billion, driven by the very strong performance of Horlicks (up 17% to £255 million) partly offset by a decline in Lucozade sales (down 3% to £376 million) which was impacted by lower sales in the ‘impulse’ market of the UK market.

GSK Annual Report 2009

Financial review 2009

Results before major restructuring and
total results
In October 2007 the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. Having conducted a further series of business reviews, GSK has announced a further expansion of the restructuring programme to deliver £0.5 billion of incremental pre-tax savings by 2012. Approximately 70% of these savings will be directed to the bottom line to enhance profitability, with the remainder being reinvested in the business. The charges for this incremental programme are expected to total £0.9 billion and be phased: 65% in 2010 and 30% in 2011, with the balance mostly in 2012. In total, approximately 70% will be cash expenditures and 30% will be asset write-downs. Cumulative savings for the new programme will be phased approximately as follows: £150 million in 2010, £350 million in 2011 and the majority of the balance in 2012.
The restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £4.5 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. Approximately 50% of these costs were incurred by 31st December 2009, approximately 30% are expected to be incurred in 2010 and the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs.
Uncertainties exist over the exact amount and timing of cash outflows, as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2010 and 2011. Given the extent and cost of the Operational Excellence restructuring programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence restructuring programme, which in 2009 amounted to £764 million before tax (2008 – £1,089 million), in a separate column in the income statement titled ‘Major restructuring’.
In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations.
The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The acquisition of Stiefel Laboratories, Inc. in July 2009 is the only acquisition during the year that meets the criteria set out above. This is the only acquisition during the year where the costs incurred as a direct result of a related restructuring programme has been included in the major restructuring column. The restructuring costs expected to be incurred as a direct result of this acquisition are estimated to be approximately £205 million, of which £71 million was charged in 2009. The restructuring costs incurred as a direct result of the acquisition of Reliant Pharmaceuticals Inc., the only other acquisition since October 2007 that meets the criteria set out above, were all charged and paid in 2008.
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
Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programmes following the Reliant and Stiefel acquisitions have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £574 million of the £835 million restructuring costs incurred in 2009 and reported in the major restructuring column.
The remaining costs of £261 million in 2009 arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including the termination of leases, accelerated depreciation, site closure costs and consultancy and project management fees. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.

GSK Annual Report 2009

Financial review 2009

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £4 million of costs in 2009 (2008 – £20 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.
During the anticipated duration of the Operational Excellence programme, GSK does not currently expect to incur any material restructuring costs except those related to that programme and acquisitions meeting the criteria described above. If any further, unanticipated material restructuring costs were to arise during this period, GSK would expect to include them also in the major restructuring column.
GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.
Operating profit – total results
Total results include restructuring costs related to the Operational Excellence programme and the acquisitions of Reliant and Stiefel.

	2009		2008		Growth
	£m	%	£m	%	CER%	£%

Turnover	28,368	100	24,352	100	3	16

Cost of sales	(7,380)	(26.0)	(6,415)	(26.3)	6	15
Selling, general and administration	(9,592)	(33.8)	(7,656)	(31.4)	6	25
Research and development	(4,106)	(14.4)	(3,681)	(15.2)	1	12
Other operating income	1,135	3.9	541	2.2	95	110

Operating profit	8,425	29.7	7,141	29.3	4	18

Cost of sales
Cost of sales as a percentage of turnover reduced marginally to 26.0% of turnover (2008 – 26.3%), principally reflecting the impact of generic competition to higher margin products in the USA and changes to the product mix, offset by benefits from the restructuring programme and lower restructuring costs of £285 million (2008 – £639 million).
Selling, general and administration
SG&A costs as a percentage of turnover increased by 2.4 percentage points to 33.8%. This included full year legal charges of £591 million (2008 – £611 million) and charges related to the major restructuring programme of £392 million (2008 – £304 million). Excluding legal and restructuring costs, SG&A costs were 30.3% of turnover (2008 – 27.7%). This reflected investment in growth markets, the acquisition of Stiefel, increased pension costs, the donation of H1N1 product to WHO and exchange losses on inter-company transactions (compared with exchange gains last year), partially offset by the benefits of the current restructuring programme.
Research and development
R&D expenditure was 14.4% (2008 – 15.2%) of total turnover, which included £167 million of intangible asset write-offs (2008 – £85 million) partially offset by lower charges relating to the major restructuring programme of £155 million (2008 – £175 million) and a provision release due to reassessment of a receivable balance. Increased investment in vaccines R&D and late stage pharmaceutical R&D were broadly offset by savings from the restructuring programme.
Other operating income
Other operating income was £1,135 million including gains from asset disposals of £579 million (2008 – £293 million) primarily reflecting the disposal of Wellbutrin XL and various assets to Aspen Pharmacare, royalty income of £296 million (2008 – £307 million), a royalty dispute settlement gain of £78 million, and a one-time accounting gain of £296 million on the creation of ViiV Healthcare, partially offset by equity investment impairments of £135 million.
Operating profit – total results
Total operating profit for the year was £8,425 million, an increase of 4% CER and 18% in Sterling terms, compared with 2008. The operating profit margin increased 0.4 percentage points reflecting higher other operating income and broadly flat R&D expenditure, partially offset by increases in cost of sales and SG&A.
Profit before taxation – total results
Net finance costs

	2009	2008
Finance income	£m	£m

Interest and other finance income	67	321
Unwinding of discounts on assets	2	1
Fair value adjustments and hedges	1	(9)

	70	313

Finance costs

Interest costs	(770)	(829)
Unwinding of discounts on liabilities	(11)	(16)
Fair value adjustments and hedges	(2)	2

	(783)	(843)

GSK Annual Report 2009

Financial review 2009
Profit on disposal of interest in associate
Profit on disposal of interest in associate was £115 million as 5.7 million shares from the Group’s holding in Quest Diagnostics Inc. were sold in the first quarter of 2009.
Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £64 million (2008 – £48 million) arises principally from the Group’s holding in Quest.
Profit before taxation – total results
Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, total profit before taxation was £7,891 million compared with £6,659 million in 2008, a 4% CER increase and a 19% sterling increase.
Operating profit – results before major
restructuring
The results before major restructuring are set out below:

	2009		2008		Growth
	£m	%	£m	%	CER%	£%

Turnover	28,368	100	24,352	100	3	16

Cost of sales	(7,095)	(25.0)	(5,776)	(23.7)	13	23
Selling, general and administration	(9,200)	(32.4)	(7,352)	(30.2)	6	25
Research and development	(3,951)	(13.9)	(3,506)	(14.4)	2	13
Other operating income	1,135	3.9	541	2.2	95	110

Operating profit	9,257	32.6	8,259	33.9	(1)	12

Cost of sales
Cost of sales increased to 25.0% of turnover (2008 – 23.7%), principally reflecting the impact of generic competition to higher margin products in the USA and changes to the product mix, partly offset by benefits from the restructuring programme. In 2010 cost of sales as a percentage of turnover is expected to be around 26%.
Selling, general and administration
SG&A costs as a percentage of turnover increased by 2.2 percentage points to 32.4%, including full year legal charges of £591 million. The increase reflected investment in growth markets, the acquisition of Stiefel, increased pension costs, the donation of H1N1 product to WHO and exchange losses on inter-company transactions (compared with exchange gains last year), partially offset by the benefits of the current restructuring programme. In 2010 SG&A costs excluding legal charges are expected to be around 29% of turnover.
Research and development
R&D expenditure was 13.9% (2008 – 14.4%) of total turnover, which included £167 million of intangible asset write-offs
(2008 – £85 million) partially offset by a provision release due to reassessment of a receivable balance. Increased investment in vaccines R&D and late-stage pharmaceutical R&D were broadly offset by savings from the restructuring programme. In 2010 R&D costs as a percentage of turnover are expected to remain at around 14%.
Other operating income
Other operating income was £1,135 million including gains from asset disposals of £579 million (2008 – £293 million) primarily reflecting the disposal of Wellbutrin XL and various assets to Aspen Pharmacare, royalty income of £296 million (2008 – £307 million), a royalty dispute settlement gain of £78 million, and a one-time accounting gain of £296 million on the creation of ViiV Healthcare, partially offset by equity investment impairments of £135 million.
In 2009 other operating income and profit on disposal of associates amounted to £1,250 million. An equivalent overall income of around £800-900 million is expected for 2010.
Operating profit – results before major restructuring
Operating profit before major restructuring for the year was £9,257 million, a 1% CER decline, but up 12% in Sterling terms, compared with 2008. The operating profit margin was 32.6% compared with a 2008 margin of 33.9%. The decline in margin was primarily due to generic competition in the USA which impacted cost of goods and increased investment to support the Group’s diversification strategy which impacted SG&A, partly offset by a higher level of other operating income.
As the impact of generic competition reduces and SG&A investment levels stabilise, GSK’s operating profit margin in 2010 is currently expected to be broadly similar to 2009 (excluding legal costs and the ViiV Healthcare accounting gain).
Further information on operating profit before major restructuring is provided in Note 6, ‘Segment information’.
Profit before taxation – results before major restructuring
Net finance costs

	2009	2008
Finance income	£m	£m

Interest and other income	67	321
Unwinding of discounts on assets	2	1
Fair value adjustments and hedges	1	(9)

	70	313

Finance costs

Interest costs	(770)	(829)
Unwinding of discounts on liabilities	(8)	(11)
Fair value adjustments and hedges	(2)	2

	(780)	(838)

Profit on disposal of interest in associate
Profit on disposal of interests in associates was £115 million as 5.7 million Quest shares were sold in the first quarter of 2009.

GSK Annual Report 2009

Financial review 2009

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £64 million (2008 – £48 million) arises principally from the Group’s holding in Quest Diagnostics Inc.
Profit before taxation – results before major restructuring
Taking account of net finance costs, the profit on disposal of interests in associates and the share of profits of associates, profit before tax before major restructuring was £8,726 million compared with £7,782 million in 2008, a 1% CER decline but 12% increase in sterling terms.
Taxation

	2009	2008
	£m	£m

UK corporation tax	456	289
Overseas taxation	1,958	1,589

Current taxation	2,414	1,878
Deferred taxation	(192)	69

Taxation on total profits	2,222	1,947

The charge for taxation on total profits amounted to £2,222 million and represented an effective tax rate of 28.2% (2008 – 29.2%). The charge for taxation on profit before major restructuring charges amounting to £2,443 million represents an effective tax rate of 28.0% (2008 – 28.7%). GSK currently expects a similar effective tax rate in 2010. The Group’s balance sheet at 31st December 2009 included a tax payable liability of £1,451 million and a tax recoverable asset of £58 million.
On 19th November 2009 the IRS conceded all asserted tax deficiencies and penalties arising from its reclassification of an intercompany financing arrangement from debt to equity resulting in no additional tax cost to GSK. The IRS claim had previously been estimated at $864 million for 2001–2003. GSK and the IRS are now in the process of finalising the tax computations for the 2001–2003 tax years. It is anticipated that resolution of the issue in the years 2004 to 2008 will be reflected in a closing agreement. Resolution of the issue had no impact on the Group’s results.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Profit for the year

	2009		2008		Growth
	£m		£m		CER%	£%

Total profit after taxation for the year	5,669		4,712		6	20
Total profit attributable to shareholders	5,531		4,602		6	20
Basic earnings per share (pence)	109.1	p	88.6	p
Basic earnings per ADS (US$)	$3.40		$3.28

Results before major restructuring profit after taxation for the year	6,283		5,551		–	13
Results before major restructuring profit attributable to shareholders	6,145		5,441		–	13
Adjusted earnings per share (pence)	121.2	p	104.7	p	2	16
Adjusted earnings per ADS (US$)	$3.78		$3.87
Weighted average number of shares (millions)	5,069		5,195

Diluted total earnings per share (pence)	108.2	p	88.1	p
Diluted total earnings per ADS (US$)	$3.38		$3.26
Diluted weighted average number of shares (millions)	5,108		5,226

Total results including restructuring costs produced a basic EPS of 109.1p compared with 88.6p in 2008. This was an 8% growth In CER terms and a 23% growth in sterling terms. Excluding major restructuring costs, EPS was 121.2p compared with 104.7p. This was a 2% growth at CER and a 16% increase in sterling terms. The 14 percentage point currency benefit arose from the weakness of Sterling against most major currencies during the year.
Dividend
The Board has declared a fourth interim dividend of 18 pence per share resulting in a dividend for the year of 61 pence; a four pence increase over the 57 pence per share for 2008. The equivalent interim dividend receivable by ADR holders is 57.3696 cents per ADS based on an exchange rate of £1/$1.5936. The ex-dividend date was 10th February 2010, with a record date of 12th February 2010 and a payment date of 8th April 2010.
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

GSK Annual Report 2009

Financial review 2009

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
•	GSK has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates.
•	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates.
•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies.
•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience.
•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.
A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

	2009		2008		2007
	£m	%	£m	%	£m	%

Gross turnover	12,504	100	11,602	100	11,826	100

Chargebacks	(1,193)	10	(892)	8	(917)	8
Managed care, Medicare Part D and GPO rebates	(917)	7	(764)	6	(727)	6
US government and state programmes	(663)	5	(554)	5	(481)	4
Cash discounts	(219)	2	(207)	2	(208)	2
Customer returns	(179)	1	(126)	1	(131)	1
Prior year adjustments	30	–	38	–	73	–
Other items	(183)	2	(203)	1	(162)	1

Total deductions	(3,324)	27	(2,708)	23	(2,553)	22

Net turnover	9,180	73	8,894	77	9,273	78

Sterling values have increased by approximately 16% compared with 2008 as a result of average exchange rate movements.
Chargebacks have increased in 2009 as a result of higher direct chargebacks on Relenza sales. Managed care, Medicare Part D and GPO rebates increased slightly as a result of higher contracting discounts arising from competitive pressures in the market place.
The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business were as follows:

	At 31st	At 31st
	December	December
	2009	2008
	£m	£m

Chargebacks	46	50
Managed care, Medicare Part D and GPO rebates	429	474
US government and state programmes	354	345
Cash discounts	20	25
Customer returns	205	259
Other	27	50

Total	1,081	1,203

Sterling values have decreased largely as a result of year-end exchange rate movements; in dollar terms, the 2009 provision is largely unchanged from 2008.
A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.
On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2009 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

GSK Annual Report 2009

Financial position and resources

Financial position

	2009	2008
	£m	£m

Assets
Non-current assets
Property, plant and equipment	9,374	9,678
Goodwill	3,361	2,101
Other intangible assets	8,183	5,869
Investments in associates and joint ventures	895	552
Other investments	454	478
Deferred tax assets	2,374	2,760
Derivative financial instruments	68	107
Other non-current assets	583	579

Total non-current assets	25,292	22,124

Current assets
Inventories	4,064	4,056
Current tax recoverable	58	76
Trade and other receivables	6,492	6,265
Derivative financial instruments	129	856
Liquid investments	268	391
Cash and cash equivalents	6,545	5,623
Assets held for sale	14	2

Total current assets	17,570	17,269

Total assets	42,862	39,393

Liabilities
Current liabilities
Short-term borrowings	(1,471)	(956)
Trade and other payables	(6,772)	(6,075)
Derivative financial instruments	(168)	(752)
Current tax payable	(1,451)	(780)
Short-term provisions	(2,256)	(1,454)

Total current liabilities	(12,118)	(10,017)

Non-current liabilities
Long-term borrowings	(14,786)	(15,231)
Deferred tax liabilities	(645)	(714)
Pensions and other post-employment benefits	(2,981)	(3,039)
Other provisions	(985)	(1,645)
Derivative financial instruments	–	(2)
Other non-current liabilities	(605)	(427)

Total non-current liabilities	(20,002)	(21,058)

Total liabilities	(32,120)	(31,075)

Net assets	10,742	8,318

Equity
Share capital	1,416	1,415
Share premium account	1,368	1,326
Retained earnings	6,321	4,622
Other reserves	900	568

Shareholders’ equity	10,005	7,931

Minority interests	737	387

Total equity	10,742	8,318

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
The total cost of the Group’s property, plant and equipment at 31st December 2009 was £18,757 million, with a net book value of £9,374 million. Of this, land and buildings represented £3,762 million, plant and equipment £3,433 million and assets in construction £2,179 million. In 2009, GSK invested £1,423 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2009, GSK had capital contractual commitments for future expenditure of £416 million and operating lease commitments of £337 million. GSK believes that its facilities are adequate for its current needs.
The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Responsibility and the environment’ (page 24) and in Note 44 to the financial statements, ‘Legal proceedings’.
Goodwill
Goodwill has increased during the year from £2,101 million at 31st December 2008 to £3,361 million. The increase primarily reflects the goodwill arising on the acquisition of Stiefel Laboratories, Inc. of £885 million, the Pfizer HIV business of £255 million and certain businesses from UCB S.A. of £87 million.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31st December 2009 was £8,183 million (2008 – £5,869 million). The increase in 2009 reflects additions of £3,167 million partly offset by currency movements and the amortisation and impairment of existing intangibles. The largest element of the additions is £1,513 million relating to the acquisition of Stiefel Laboratories, Inc. reflecting the brands acquired together with the Stiefel trade name. In addition, £595 million relates to the fair value of the Pfizer HIV intellectual property acquired following the creation of the ViiV Healthcare business during the year and a further £445 million arises from the acquisition of certain businesses from UCB S.A.

GSK Annual Report 2009

Financial position and resources

Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2009 of £1,349 million (2008 – £1,030 million). The market value at 31st December 2009 was £2,225 million (2008 – £1,883 million). The largest of these investments are in two associates: Quest Diagnostics Inc., which had a book value at 31st December 2009 of £410 million (2008 – £463 million) and Aspen Pharmacare Holdings Limited, acquired this year, which had a book value at 31st December 2009 of £372 million. The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.
Derivative financial instruments: assets
GSK had both non-current and current derivative financial instruments held at fair value of £197 million (2008 – £963 million). The decrease primarily reflects lower currency volatility in Euro, US dollar and Yen market rates.
Inventories
Inventory of £4,064 million has increased by £8 million during the year. The increase arises from H1N1 vaccine and Synflorix stock-builds following regulatory approval in key markets; the acquisition of Stiefel Laboratories, Inc.; strategic stock building to support growth in Emerging Markets and Japan, offset by a weakening of overseas currencies and improvements following implementation of the working capital reduction programme.
Trade and other receivables
Trade and other receivables of £6,492 million have increased from 2008 reflecting the relatively high vaccine sales of H1N1 in the last quarter together with the Stiefel acquisition, partly offset by the impact of a weakening of overseas currencies on the translation of foreign currency receivables, the sale of long outstanding debt in certain European markets and Taiwan and reductions in overdue receivables in certain European and Asian markets.
Derivative financial instruments: liabilities
GSK held current derivative financial instruments held at fair value of £168 million (2008 – £752 million current and £2 million non-current) relating primarily to hedging exchange on translation of currency assets on consolidation. The decrease again reflects lower currency volatility on the Euro, US dollar and Yen.
Trade and other payables
Trade and other payables amounting to £6,772 million have increased from 2008 primarily reflecting working capital improvement initiatives to extend supplier terms towards the Group’s 60 day term objective and the acquisition of Stiefel Laboratories Inc., partly offset by a weakening of year-end foreign exchange rates.
Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £3,886 million at 31st December 2009 (2008 – £3,813 million) in respect of estimated future liabilities, of which £2,020 million related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of restructuring programmes to the extent that at the balance sheet date an actual or constructive obligation existed and could be reasonably estimated.
Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,745 million (2008 – £1,697 million) on pension arrangements and £1,213 million (2008 – £1,303 million) on unfunded post-employment liabilities. The pension liabilities increased following a weakening of long term interest rates, including a reduction in the rate used to discount UK pension liabilities from 6.20% to 5.70% and an increase in the estimated long term inflation rate in the UK, partly offset by a positive impact of exchange movements and higher asset values.
Net debt

	2009	2008
	£m	£m

Cash, cash equivalents and liquid investments	6,813	6,014
Borrowings – repayable within one year	(1,471)	(956)
Borrowings – repayable after one year	(14,786)	(15,231)

Net debt	(9,444)	(10,173)

Net debt decreased by £729 million primarily from a weakening of the foreign currencies in which Group debt is denominated.
Total equity
A summary of the movements in equity is set out below.

	2009	2008
	£m	£m

Total equity at beginning of year	8,318	9,910
Total comprehensive income for the year	4,996	4,829
Dividends to shareholders	(3,003)	(2,929)
Ordinary Shares issued	43	62
Ordinary Shares purchased and cancelled	–	(3,706)
Changes in minority shareholdings	338	–
Put option over minority interest	(2)	–
Consideration received for shares transferred by ESOP Trusts	13	10
Ordinary Shares acquired by ESOP Trusts	(57)	(19)
Share-based incentive plans	171	241
Tax on share-based incentive plans	14	(1)
Distributions to minority interests	(89)	(79)

Total equity at end of year	10,742	8,318

At 31st December 2009, total equity had increased from £8,318 million at 31st December 2008 to £10,742 million. The increase arises principally from retained profit for the year partly offset by actuarial losses on defined benefit pension plans.

GSK Annual Report 2009

Financial position and resources

Share purchases
In 2009, the Employee Share Ownership Plan (ESOP) Trusts acquired £57 million of shares in GSK plc (2008 – £19 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.
At 31st December 2009, the ESOP Trusts held 118 million
(2008 – 129 million) GSK shares against the future exercise of share options and share awards. The carrying value of £1,138 million
(2008 – £1,445 million) has been deducted from other reserves. The market value of these shares was £1,554 million (2008 – £1,657 million).
GSK did not repurchase any shares for cancellation in 2009
(2008 – £3,706 million) or any shares to be held as Treasury shares
(2008 – £nil). In order to ensure that GSK has sufficient flexibility to deliver its strategic priorities the company does not expect to make any significant repurchases under the existing share buy-back programme during 2010. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31st December 2009, GSK held 474.2 million shares as Treasury shares (2008 – 474.2 million shares), at a cost of £6,286 million (2008 – £6,286 million), which has been deducted from retained earnings.
There have been no purchases since 31st December 2009 under the existing programme.
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
Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2009 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Loans	16,127	1,431	2,647	2,538	9,511
Interest on loans	10,733	757	1,507	1,130	7,339
Finance lease obligations	130	40	56	19	15
Finance lease charges	16	4	8	3	1
Operating lease commitments	337	111	122	35	69
Intangible assets	12,280	694	1,189	2,022	8,375
Property, plant & equipment	416	300	74	42	–
Investments	86	37	12	37	–
Purchase commitments	82	60	21	1	–
Pensions	1,460	365	730	365	–
Other commitments	52	8	17	22	5

Total	41,719	3,807	6,383	6,214	25,315

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives. The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The payments shown above within intangible assets represent the maximum that would be paid if all milestones are achieved.
A number of new commitments were made in 2009 under licensing and other agreements, including arrangements with Chroma Therapeutics Limited, Concert Pharmaceuticals, Inc., Idenix Pharmaceuticals, Inc. Prosensa B.V. and Seattle Genetics, Inc.
In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions over a five year period, to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The table above shows this commitment but excludes the normal ongoing annual funding requirement of approximately £150 million. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

GSK Annual Report 2009

Financial position and resources

Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m

Guarantees	110	72	28	–	10
Other contingent liabilities	40	5	12	2	21

Total	150	77	40	2	31

In the normal course of business, GSK has provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.
It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when an outflow of resources is considered probable and a reasonable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 43 to 47 and Note 44 to the financial statements, ‘Legal proceedings’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 14 to the financial statements, ‘Taxation’.
Cash flow
A summary of the consolidated cash flow is set out below.

	2009	2008
	£m	£m

Net cash inflow from operating activities	7,841	7,205
Net cash outflow from investing activities	(4,013)	(1,149)
Net cash outflow from financing activities	(2,774)	(4,908)

Increase in cash and bank overdrafts	1,054	1,148
Exchange adjustments	(158)	1,103
Cash and bank overdrafts at beginning of year	5,472	3,221

Cash and bank overdrafts at end of year	6,368	5,472

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,545	5,623
Overdrafts	(177)	(151)

	6,368	5,472

The net cash inflow from operating activities after taxation paid was £7,841 million, an increase of £636 million over 2008 reflecting higher profit before tax, excluding the impact of the significant increase in non-cash charges made in the year, primarily from the major restructuring programmes.
The net cash outflow from investing activities was £4,013 million, an increase of £2,864 million which primarily reflected a significant increase in the cost of business purchases during 2009, including Stiefel Laboratories, Inc. for £1,993 million net of cash acquired of £74 million, certain businesses from UCB S.A. for £472 million net of cash acquired of £5 million, and AZ Tika for £146 million. In 2008, the comparable acquisitions comprised Sirtris Pharmaceuticals for £324 million net of cash acquired of £52 million, and the Egyptian business of BMS for £130 million net of deferred consideration of £10 million. In addition sales of liquid investments realised cash of £905 million in 2008.
Free cash flow
Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets. For 2009 free cash flow was £5,254 million, an increase of 12% over 2008. This principally reflected the higher operating profit before non-cash charges (primarily from the major restructuring programmes) and lower expenditure on intangible assets. This was partly offset by higher levels of net interest paid as a result of the debt issuance during the year of €1.6 billion under the EMTN programme and reduced interest income on deposits.
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
Reconciliation of free cash flow

	2009	2008
	£m	£m

Net cash inflow from operating activities	7,841	7,205
Purchase of property, plant and equipment	(1,418)	(1,437)
Purchase of non-current intangible assets	(455)	(632)
Disposal of property, plant and equipment	48	20
Interest paid	(780)	(730)
Interest received	90	320
Dividends received from joint ventures and associated undertaking	17	12
Dividends paid to minority interests	(89)	(79)

Free cash flow	5,254	4,679

GSK Annual Report 2009

Financial position and resources

Movements in net debt

	2009	2008
	£m	£m

Net debt at beginning of year	(10,173)	(6,039)
Increase in cash and bank overdrafts	1,054	1,148
Cash inflow from liquid investments	(87)	(905)
Net increase in long-term loans	(1,358)	(5,523)
Net repayment of short-term loans	102	3,059
Debt of subsidiary undertakings acquired	(9)	–
Exchange movements	1,041	(1,918)
Other movements	(14)	5

Net debt at end of year	(9,444)	(10,173)

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
Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £1,873 million (2008 – £2,069 million; 2007 – £2,143 million). Disposals realised £404 million (2008 – £191 million; 2007 – £44 million). Cash payments to acquire equity investments of £154 million (2008 – £87 million; 2007 – £186 million) were made in the year and sales of equity investments realised £59 million (2008 – £42 million; 2007 – £45 million).
Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements, to meet the expenditure arising from the major restructuring programmes (the precise timing of which is uncertain) outlined in Note 7 to the financial statements, ‘Major restructuring programmes’ and to meet other routine outflows including tax and dividends, subject to the ‘Risk factors’ discussed on pages 43 to 47. GSK may from time to time have additional demands for finance, such as for acquisitions. It has access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.
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
Payment performance
At 31st December 2009, the average number of days’ payable outstanding represented by trade payables of the parent company was nil (2008 – nil) and in respect of the company and its UK subsidiaries in aggregate was 44 days (2008 – 20 days).
Treasury policies
GSK reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 1st October 2009.
A Treasury Management Group (“TMG”) chaired by our Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities.
Capital management
GSK operates on a global basis, primarily through subsidiary companies established in the markets in which we trade. With significant levels of patent or trademark protection, our products compete largely on product efficacy or differentiation rather than on price. Selling margins are sufficient to cover normal operating costs and our operating subsidiaries are generally cash generative.
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
These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to pay dividends and make acquisitions. GSK did not make any share repurchases in 2009.

GSK Annual Report 2009

Financial position and resources

Liquidity
As at 31st December 2009, our cash and liquid investments were held as follows:

	2009	2008
	£m	£m

Bank balances and deposits	5,206	3,778
US Treasury and Treasury repo only money market funds	1,305	1,852
Corporate debt instruments	10	75
Government securities	292	309

	6,813	6,014

£4.9 billion of this amount is managed centrally and available within three months. We had net debt at 31st December 2009 of £9.4 billion. The table below summarises cash and gross debt after the effects of hedging.

	2009	2008
	£m	£m

Cash and liquid investments	6,813	6,014
Gross debt – fixed	(13,706)	(13,814)
– floating	(2,550)	(2,373)
– non-interest bearing	(1)	–

Net debt	(9,444)	(10,173)

At 31st December 2009, we had centrally available cash reserves of £4.9 billion and committed undrawn bank facilities of $3.9 billion. As at that date we had short-term debt and bank overdrafts and loans repayable within one year of £1.5 billion.
We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under a $10 billion commercial paper programme. The commercial paper programme is backed by $3.9 billion of committed facilities. The facilities were last renewed in October 2009. We consider this level of committed facilities to be adequate given our current cash holdings. For further information on these facilities, see Note 32 to the financial statements, ‘Net debt’. We also benefit from strong positive cash flow from operating units.
We have a European Medium Term Note programme of £15 billion. At 31st December 2009, we had £8.5 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2009, we had $11 billion (£6.9 billion) of notes in issue under this programme. The TMG monitors the cash flow forecast on a monthly basis.
The long-term borrowings mature at dates between 2012 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s. Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

The maturity profile of gross debt is shown in the table below:
Maturity profile of gross debt
GSK Annual Report 2009

Financial position and resources

Treasury operations
The objective of treasury activity is to manage the post-tax net cost or income of financial operations to the benefit of earnings. Corporate Treasury does not operate as a profit centre. We use a variety of financial instruments to finance our operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into our required currencies and to manage exposure to funding risks from changes in foreign exchange and interest rates.
We do not hold or issue derivatives for speculative purposes. Our treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.
Foreign exchange management
Foreign currency transaction exposures arising on internal and external trade flows are not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs.
For this purpose, our internal trading transactions are matched centrally and we manage intercompany payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.
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
Borrowings denominated in, or swapped into, foreign currencies that match investments in our overseas assets may be treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net Investment Hedges’ section of Note 41 for further details). The TMG reviews the ratio of borrowings to assets for major currencies.
Interest rate risk management
The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of trading profit.
We use an interest rate swap to re-denominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.
Counterparty risk management
Our policy on counterparty risk management is to work with a select group of relationship banks. Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits is reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or authority limits as appropriate. A full counterparty analysis is presented to the TMG annually for approval.
Financial assets and liabilities
An analysis of net debt is given in Note 32 to the financial statements, ‘Net debt’. An analysis of financial assets and liabilities at carrying value and fair value is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’.
We continue to benefit from strong positive cash flow from operating activities. Our net debt has decreased in the year to 31st December 2009, despite GSK’s acquisition activities in the period which totalled approximately £2.8 billion. For further information on these activities, see Note 38 to the financial statements, ‘Acquisitions and Disposals’.
The financial assets and liabilities at 31st December 2009 are representative of our treasury policies and strategies applied since July 2007. In 2009 GSK raised approximately £1.4 billion (2008 – £6.3 billion) in the Capital Markets. We did not make any share repurchases in 2009.

GSK Annual Report 2009

Risk factors

There are risks and uncertainties relevant to the Group’s business, financial condition and results of operations that may affect the Group’s performance and ability to achieve its objectives. The factors below are among those that the Group thinks, based on the CET’s most recent annual workshop to identify the most significant risks facing the Group, could cause its actual results to differ materially from expected and historical results. There are other risks and uncertainties not currently known to the Group or which are deemed immaterial.
For each of the risks described below, the Group has implemented a system of internal control that involves policies and procedures, communication and training programmes, supervision and monitoring and processes for escalating issues to the appropriate level of senior management. Such a system helps facilitate the Group’s ability to respond appropriately to risks and to achieve Group objectives and helps ensure compliance with applicable laws, regulations and internal policies. It is not possible, however, for the Group to implement controls to respond to all the risks that it may face, and there can be no assurance that the steps the Group has taken to address certain risks will manage these risks effectively or at all.
The Group’s management of these risks is further discussed on page 66 ‘Corporate Governance’.
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
A new product candidate can fail at any stage of the process, and one or more late stage product candidates could fail to receive regulatory approval.
New product candidates may appear promising in development but, after significant investment, fail to reach the market or have only limited commercial success. This, for example, could be as a result of efficacy or safety concerns, an inability to obtain necessary regulatory approvals, difficulty manufacturing or excessive manufacturing costs, erosion of patent terms as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or an inability to differentiate the product adequately from those with which it competes. Furthermore, health authorities such as the US FDA, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety when assessing the benefit/risk balance of drugs, which has made it more difficult for pharmaceutical products to gain regulatory approval.
There is also increasing pressure on healthcare budgets as the average age of the population in developed markets increases and the absolute population in developing markets grows. Payers have therefore increasingly demanded greater incremental benefit from drugs before agreeing to reimburse suppliers at prices suppliers consider appropriate. A failure to develop commercially successful products or develop additional uses for existing products for any of these reasons could materially and adversely affect the Group’s financial results.
Patent infringement litigation
The Group’s patents, in common with all patents, can be challenged at any time. Efforts by generic manufacturers may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group’s patents. If GSK is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest turnover and margins, the Group’s financial results may be materially and adversely affected. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of patent-related proceedings in which the Group is involved and page 12 for a description of the resolutions of prior proceedings which affect the dates on which generic versions of the Group’s products may be introduced.
Generic drug manufacturers are seeking to market generic versions of many of the Group’s most important products, prior to the expiration of the Group’s patents, and have exhibited a readiness to do so for other products in the future. The US launch of generic products competing with Lamictal, Imitrex, Paxil CR, Requip, Wellbutrin XL and Valtrex had a significant impact on the Group’s overall turnover and earnings for 2009.
Potential changes in intellectual property laws and
regulations
Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries. These include proposals that could have the effect of making prosecution of patents for new products more difficult and time-consuming or adversely affect the exclusivity period for the Group’s products, including biological products. Should such proposals be enacted they may materially and adversely affect the Group’s financial results.
Weakness of intellectual property protection in
certain countries
In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. Some developing countries have reduced, or threatened to reduce, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers. Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing, could materially and adversely affect the Group’s financial results in those national markets but is not expected to be material to the Group overall. Absence of adequate patent protection could limit the opportunity to look to such markets for future sales growth.
Risk of substantial adverse outcome of litigation and
government investigations
See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of proceedings and governmental investigations - involving matters which if proven could give rise to civil and/or criminal liabilities – in which the Group is currently involved. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. The Group has made material provisions in 2009 and prior years related to legal proceedings and investigations which reduced its earnings.

GSK Annual Report 2009

Risk factors

The Group may also make additional significant provisions related to legal proceedings and investigations in the future, which would reduce its earnings. In many cases the practice of the plaintiff bar is to claim damages in amounts that bear no relationship to the underlying harm. Accordingly it may be potentially misleading for the Group to quantify, based on the amount of damages claimed, its potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements, ‘Legal proceedings’.
Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and narrowed the coverage afforded by, insurance for pharmaceutical companies generally, including the Group.
In order to contain insurance costs in recent years the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If denial of coverage is ultimately upheld on these claims, this could result in additional charges that may materially and adversely affect the Group’s financial results.
Product liability litigation
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated side effects may become evident.
In other instances third parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding the safety of pharmaceutical products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open ended exposure and thus could materially and adversely affect the Group’s financial results.
Anti-trust litigation
In the USA it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the initial prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA. Similarly, anti-trust claims may be brought following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim against the Group could materially and adversely affect the Group’s financial results.
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
In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against the Group. Any of these consequences could materially and adversely affect the Group’s financial results.
Third party competition
The Group operates in highly competitive markets. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors may materially and adversely affect the Group’s financial results. The Group cannot predict the timing or impact of competitive products or their potential impact on sales of the Group’s products. Continued consolidation in the pharmaceutical industry may adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures.
The Group had nine pharmaceutical products with over £500 million in annual global sales in 2009. Among these products are Augmentin IR and ES, Lamictal IR, Paxil and Valtrex for which there is generic competition in the USA.
If any of the Group’s major products were to become subject to a problem such as unplanned loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the Group’s financial results may be materially and adversely affected.
In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on page 12. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.
Governmental and payer controls
Pharmaceutical products are subject to price controls or pressures and other restrictions in many markets, including Japan, Germany, Spain, France and Italy. Some governments intervene directly in setting prices.

GSK Annual Report 2009

Risk factors

In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies.
The Group cannot accurately predict whether existing controls, pressures or restrictions will increase or whether new controls, pressures or restrictions will be introduced. Such measures may materially and adversely affect the Group’s ability to introduce new products profitably and its financial results.
For example, in the USA, where the Group has its highest margins and the most sales for any country, pricing pressures could significantly increase as experience continues to develop under the outpatient pharmaceutical programme covering Medicare beneficiaries that began in 2006. Also, changes to the related enabling legislation could afford the US government a direct role in negotiating prices under the Medicare programme.
In addition, the US Congress is considering comprehensive health care reform legislation that could significantly expand the scope of government health care programs that include specific price control mechanisms or that could increase the Group’s rebate liability with respect to those programs.
Additionally, a number of states have proposed or implemented various schemes to control prices for their low-income and senior citizens’ programmes, including increasing the rebate liability of pharmaceutical companies, importation from other countries and bulk purchases of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which has increased with implementation of the Medicare benefit, also increases pricing pressures on the Group’s products. Any of these trends may materially and adversely affect the Group’s financial results.
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
In addition, in some cases the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety (for example, the decline in sales of Avandia beginning in 2007 following publicity around questions regarding risks associated with the product), whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may materially and adversely affect the Group’s financial results.
Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key services and materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or the incurrence of fines or disgorgement could materially and adversely affect the Group’s financial results.
Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.
Risk from concentration of sales to wholesalers
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 85% of the Group’s US pharmaceutical sales in 2009. At 31st December 2009 the Group had trade receivables due from these three wholesalers totalling £867 million (31st December 2008 – £1,067 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group’s financial results.
Global political and economic conditions
As described on page 27, many of the world’s largest economies, including the major markets in which the Group operates, and financial institutions have recently faced extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. Many of these economies have experienced sharp recessions. While some economies have shown signs of recovery, the rate of recovery may be slow.
Continued economic weakness may have a material adverse effect on the Group’s sales, results of operations, financial condition and ability to raise capital. Some of the Group’s businesses, including Consumer Healthcare, may be particularly sensitive to declines in consumer spending. In addition, further or renewed declines in asset prices may result in a lower return on the Group’s financial investments and may cause the value of the Group’s investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans.
The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Business Review, ‘Foreign exchange management’ (see page 42). Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially and adversely affect the Group’s financial results.
The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates.

GSK Annual Report 2009

Risk factors

Taxation and treasury
The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than that applied in the UK. In addition, many jurisdictions such as the UK, Belgium and the USA currently offer regimes that encourage innovation and new scientific endeavours by providing tax incentives, for example R&D tax credits. Furthermore, given the scale and international nature of the Group’s business, intra-group transfer pricing is an inherent tax risk as it is for other international businesses. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits or a restriction in tax relief allowed on the interest on intra-Group debt, could increase the Group’s effective tax rate and materially and adversely affect its financial results.
The tax charge included in the financial statements is the Group’s best estimate of its tax liability but, until such time as audits by tax authorities are concluded, there is a degree of uncertainty regarding the final tax liability for the period. The Group’s policy is to submit tax returns within the statutory time limits and engage tax authorities to ensure that the Group’s tax affairs are as current as possible and that any differences in the interpretation of tax legislation and regulation are resolved as quickly as possible. In exceptional cases where matters cannot be settled by agreement with tax authorities GSK may have to resolve disputes through formal appeals or other proceedings. The Group is currently appealing a court decision in respect of transfer pricing with the Canadian Tax Authorities as discussed in Note 14 to the financial statements, ‘Taxation’.
The Group deals in high value transactions on a frequent basis which may result in an increased risk of financial loss due to the mismanagement of cash or entering into high risk positions on hedge transactions, any of which could materially and adversely affect the Group’s financial results.
Pandemic influenza
The market for pandemic influenza vaccines is experiencing significant volatility given changes in risk perception, developing epidemiology and the relative mild nature of the virus, which was not anticipated by governments or the medical community. Some governments that have placed orders for the pandemic vaccine or that have announced changes in their planned immunisation programmes have renegotiated their contracts, and other governments are seeking, or may in the future seek, to renegotiate their contracts. While deliveries of pandemic vaccines provided significant contributions to the Group’s results in 2008 (H5N1 vaccines) and 2009 (H1N1 vaccines), and the Group expects the level of sales in 2010 (H1N1, possibly stockpile agreements) to be roughly the same as in 2009, there can be no assurance that sales of influenza vaccines will meet these estimates or contribute significantly to the Group’s results in 2011 or beyond.
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
Failure to manage properly the environmental risks could result in additional remedial costs that may materially and adversely affect the Group’s financial results. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of environmental-related proceedings in which the Group is involved.
Accounting standards
New or revised accounting standards, rules and interpretations circulated from time to time by an international standard setting board could result in changes to the recognition of income and expense that may materially and adversely affect the Group’s financial results.
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
The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties, which may materially and adversely affect the Group’s financial results.
Failure of third party providers
Unaffiliated third-party suppliers provide a number of goods and services to the Group’s operations. Many of these services, for example services provided by clinical research organisations to support development of key products, are very important to the operations of the Group’s businesses. Materials provided by third-party suppliers are necessary for the commercial production of our products, including speciality chemicals, commodities and components necessary for the manufacture, fill-finish and packaging of many of the Group’s pharmaceutical and Consumer Healthcare products. While the Group does not believe that any of these third-party relationships are individually significant in the context of the overall Group, the failure of any third-party supplier to fulfil its contractual obligations in a timely manner may result in delays or service interruptions, which may materially and adversely affect the Group’s financial results.
Protection of electronic information and assets
The Group relies on critical and sensitive data, such as personally identifiable information, trade secrets, intellectual property and corporate strategic plans. The security of such data is exposed to increasing threats. The Group is also subject to various standards for the protection of personally identifiable information. Failure to implement appropriate safeguards to adequately protect against any unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of this critical or sensitive data may adversely affect the Group’s operations.

GSK Annual Report 2009

Risk factors

Alliances and acquisitions
As part of the Group’s strategy to diversify into new product areas and markets, the Group has grown, and expects to continue to grow, in part through acquisitions and business alliances. There is intense competition for alliance and acquisition candidates in the pharmaceutical industry, and, as such, the Group may be unable to make these deals on acceptable terms or at all. In acquiring or forming alliances with companies, the Group may assume significant debt, become subject to unknown or contingent liabilities or fail to realise the benefits expected from these transactions. For example, most pharmaceutical companies, including those that the Group may consider acquiring, are involved in patent disputes, product liability litigation, government investigations and other legal proceedings whose outcome is subject to considerable uncertainty. The assumption of debt or unknown or contingent liabilities or the failure to realise the expected benefits may materially and adversely affect the Group’s financial results.
The process of integrating companies the Group may acquire may result in disruption to the ongoing business as the effort of integrating organisations in different locations and with, among other things, differing systems and corporate cultures may divert attention and resources, result in the loss of key employees or have other adverse consequences, any of which may materially and adversely affect the Group’s financial results.
Attraction and retention
The Group relies heavily on recruiting and retaining talented employees with a range of skills to meet its objectives. The Group faces intense competition for qualified individuals, as the supply of people with specific skills or in specific geographic regions may be limited, particularly given the Group’s plans to expand its operations in emerging markets, Biologicals and Consumer Healthcare.
The inability to attract staff with specific technical and leadership skills, retain key employees or ensure effective succession planning for critical positions may materially and adversely affect the Group’s financial results.
Implementing the Group’s strategic priorities
The Group has established three strategic priorities: to grow a diversified business, deliver more products of value and simplify its operating model. There can be no assurance that the Group will be able to implement its strategic priorities fully or that the strategic priorities will deliver the expected benefits.
For example, the strategic priority to grow a diversified business involves expanding the Group’s business into emerging markets. The Group’s pharmaceutical sales in emerging markets grew 20% in 2009 to nearly £3 billion, which represents 10% of the Group’s 2009 turnover. There is no guarantee that the Group’s sales in emerging markets will continue to grow or that these markets will continue to experience relatively high growth rates. Some emerging markets may be especially vulnerable to the after-effects of the recent global financial crisis, or may have very limited resources to spend on healthcare. Competition in these markets for staff with the skills and training suitable for employment at an enterprise such as the Group’s may be intense. In some emerging markets, the Group may be required to rely on third-party agents, which may put the Group at risk of liability, and some emerging markets lack sufficient protection against crimes such as counterfeiting. A failure to continue to expand its business in emerging growth markets could materially and adversely affect the Group’s financial results.
In addition, the Group is undertaking an Operational Excellence restructuring programme that has an estimated cost of approximately £4.5 billion and is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. There can be no assurance that the Group will be able to execute fully this transformation of its business. Furthermore, changes in the Group’s structure, operations, revenues, costs or efficiency resulting from these restructuring activities or other strategic initiatives could result in higher than expected costs or other difficulties. Failure to realise the expected cost savings by the end of the restructuring programme or to achieve and maintain a competitive cost base could materially and adversely affect the Group’s financial results.

GSK Annual Report 2009

Financial review 2008

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2008 with the results for the year to 31st December 2007.
Exchange
The currencies that most influence the Group’s results remain the US dollar, the Euro and the Japanese Yen.
In 2008, the pound weakened by 28% against the US dollar, to $1.44/£1 at year-end. In addition, the pound weakened by 24% against the Euro and by 40% against the Yen. A new £/€ record low of 1.02 was set in December.
World market – pharmaceuticals
Global pharmaceutical sales in 2008 were £366 billion compared with £329 billion in 2007.

World market by	Value	% of
geographic region	£bn	total

USA	145	39
Europe	112	31
France	21	6
Germany	20	6
Italy	13	3
UK	12	3
Rest of World	109	30
Emerging markets	49	13
Asia Pacific	17	5
Japan	33	9
Canada	10	3

Total	366	100

At 30th September 2008, GSK had three of the world’s top 60 pharmaceutical products. These were Lamictal, Seretide/Advair and Valtrex.

World market -	Value	% of
top six therapeutic classes	£bn	total

Central nervous system	60	16
Cardiovascular	54	15
Alimentary tract and metabolic	44	12
Antineoplastic/Immunomodulatory	40	11
Anti-infectives (bacterial, viral and fungal) excluding vaccines	38	10
Respiratory	25	7

(Note: data based on 12 months to 30th September 2008.)
Pharmaceutical turnover
All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 49.
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
Sales of Seretide/Advair for asthma and COPD rose 8% to £4.1 billion. In the USA, Advair sales rose 6% to £2.2 billion, with a return to volume growth in the second half of the year. During 2008, the FDA granted Advair an indication in COPD for prevention of exacerbations and this has helped grow the COPD sector of our Advair business. In Europe, sales increased by 4% to £1.4 billion. Advair performance was particularly strong in Emerging Markets, up 26% to £215 million, and Japan, where sales of the product more than doubled to £83 million following its launch in 2007.
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

GSK Annual Report 2009

Financial review 2008
Pharmaceutical turnover by therapeutic area 2008

	Total					USA			Europe			Rest of World
Therapeutic area/	% of	2008	2007		Growth	2008		Growth	2008		Growth	2008		Growth
major products	total	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	29	5,817	5,032	5	16	2,720	6	14	1,982	2	14	1,115	9	22
Seretide/Advair		4,137	3,499	8	18	2,161	6	14	1,416	4	17	560	29	42
Flixotide/Flovent		677	621	(2)	9	317	3	12	175	(4)	11	185	(9)	3
Serevent		263	269	(12)	(2)	72	(9)	(3)	136	(9)	1	55	(23)	(10)
Veramyst		72	21	>100	>100	56	>100	>100	11	–	–	5	>100	>100
Flixonase/Flonase		186	199	(15)	(7)	52	(29)	(28)	52	(6)	6	82	(8)	5

Anti-virals	16	3,206	3,027	(4)	6	1,600	(1)	7	850	(12)	–	756	(1)	10
HIV		1,513	1,442	(5)	5	640	(7)	–	636	(6)	7	237	4	13
Epzicom/Kivexa		442	324	23	36	178	15	25	209	25	40	55	48	67
Combivir		433	455	(14)	(5)	180	(14)	(8)	166	(19)	(8)	87	1	10
Trizivir		212	233	(18)	(9)	106	(18)	(12)	92	(18)	(6)	14	(20)	(7)
Agenerase, Lexiva		160	141	2	13	83	(1)	6	61	–	15	16	40	60
Epivir		139	156	(20)	(11)	47	(19)	(11)	58	(22)	(9)	34	(18)	(13)
Ziagen		106	109	(11)	(3)	45	(9)	–	36	(11)	–	25	(14)	(11)

Valtrex		1,195	934	16	28	870	20	30	144	9	25	181	4	20

Zeffix		188	168	–	12	15	8	15	27	–	17	146	(1)	11
Relenza		57	262	(80)	(78)	20	(86)	(85)	6	(92)	(92)	31	(49)	(44)

Central nervous system	14	2,897	3,348	(21)	(13)	1,815	(29)	(24)	565	(1)	12	517	(3)	11
Lamictal		926	1,097	(22)	(16)	711	(26)	(20)	147	(8)	3	68	2	10
Imigran/Imitrex		687	685	(8)	–	550	(9)	(1)	96	(3)	8	41	(8)	8
Seroxat/Paxil		514	553	(19)	(7)	79	(49)	(45)	115	(14)	(4)	320	(7)	10
Wellbutrin		342	529	(40)	(35)	310	(44)	(39)	18	>100	>100	14	8	8
Requip		266	346	(31)	(23)	102	(60)	(57)	133	29	46	31	65	82
Requip XL		43	–	–	–	9	–	–	34	–	–	–	–	–
Treximet		25	–	–	–	25	–	–	–	–	–	–	–	–

Cardiovascular and urogenital	9	1,847	1,554	8	19	1,107	6	14	512	10	28	228	15	25
Avodart		399	285	27	40	242	27	38	118	21	39	39	48	56
Lovaza		290	5	>100	>100	289	>100	>100	–	–	–	1	–	–
Coreg		203	587	(68)	(65)	200	(68)	(66)	–	–	–	3	(67)	(50)
Coreg CR		165	88	73	88	163	72	85	–	–	–	2	–	–
Coreg IR		38	499	(93)	(92)	37	(93)	(92)	–	–	–	1	(83)	(83)
Fraxiparine		226	184	7	23	–	–	–	178	–	18	48	36	45
Arixtra		170	100	53	70	88	49	60	71	56	82	11	67	83
Vesicare		71	50	32	42	71	32	42	–	–	–	–	–	–
Levitra		60	49	12	22	57	11	21	3	–	50	–	–	–

Metabolic	6	1,191	1,508	(28)	(21)	590	(39)	(34)	294	(11)	1	307	(14)	(5)
Avandia products		805	1,219	(40)	(34)	434	(49)	(44)	198	(22)	(12)	173	(25)	(19)
Avandia		512	877	(46)	(42)	299	(53)	(49)	82	(33)	(26)	131	(30)	(25)
Avandamet		256	292	(21)	(12)	109	(32)	(26)	111	(13)	–	36	–	6
Bonviva/Boniva		237	161	34	47	156	25	36	74	48	68	7	>100	>100

Anti-bacterials	7	1,429	1,323	(2)	8	174	(17)	(11)	635	(6)	8	620	7	15
Augmentin		587	530	–	11	49	(31)	(27)	272	–	14	266	11	18
Altabax		16	11	36	45	15	27	36	1	–	–	–	–	–

Oncology and emesis	2	496	477	(6)	4	243	(17)	(11)	169	9	25	84	9	20
Hycamtin		140	119	7	18	81	7	16	49	5	23	10	11	11
Zofran		110	196	(51)	(44)	3	(97)	(96)	63	(21)	(10)	44	(17)	(8)
Tykerb		102	51	80	100	47	22	31	42	>100	>100	13	>100	>100

Vaccines	12	2,539	1,993	15	27	629	(7)	–	1,155	28	44	755	21	34
Hepatitis		665	529	14	26	275	28	38	263	–	14	127	16	27
Infanrix/Pediarix		682	543	12	26	212	1	8	377	21	39	93	11	22
Fluarix, FluLaval		215	174	11	24	85	(20)	(13)	78	63	90	52	37	49
Flu pandemic		66	146	(55)	(55)	1	(99)	(99)	64	25	25	1	–	–
Cervarix		125	10	>100	>100	–	–	–	104	>100	>100	21	>100	>100
Rotarix		167	91	71	84	21	–	–	43	61	87	103	46	51
Boostrix		70	66	(5)	6	35	(20)	(13)	26	21	37	9	14	29

Other	5	959	901	(3)	6	16	(78)	(75)	321	14	26	622	(1)	7

	100	20,381	19,163	(3)	6	8,894	(11)	(4)	6,483	3	17	5,004	5	16

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
GSK Annual Report 2009

Financial review 2008

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
Strong growth of Bonviva/Boniva, for postmenopausal osteoporosis, up 34% to £237 million was not enough to offset a full year impact to Avandia whose sales started to fall in May 2007. Avandia product sales declined 40% during the year to £805 million, with US sales falling 49% to £434 million and European sales down 22% to £198 million. In Emerging Markets, Avandia product sales returned to growth in the second half of the year (Q4 sales were up 12%).
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
Regional analysis
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
Asia Pacific/Japan
Increased sales of Seretide/Advair (up 48% to £204 million) were offset by lower orders for Relenza in Japan and some price cuts.
Consumer Healthcare turnover

	% of	2008	2007	Growth
	total	£m	£m	CER%	£%

Over-the-counter	49	1,935	1,788	(2)	8
medicines
Panadol franchise		324	263	12	23
Smoking cessation products		299	314	(12)	(5)
Tums		91	88	(5)	3
Cold sore franchise		89	79	3	13
Breathe Right		81	63	17	29
alli		75	150	(53)	(50)

Oral healthcare	31	1,240	1,049	6	18
Aquafresh franchise		452	398	3	14
Sensodyne franchise		363	293	12	24
Dental care		271	222	8	22

Nutritional healthcare	20	796	716	8	11
Lucozade		382	347	7	10
Horlicks		204	174	13	17
Ribena		161	156	–	3

	100	3,971	3,553	3	12

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
Total Consumer Healthcare sales for the year rose 3% to £4 billion. This compares with growth of 14% in 2007, which benefited from launch stocking of new anti-obesity treatment alli. 2008 sales of alli were £75 million, down 53%. Excluding alli, Consumer Healthcare sales rose 5% in 2008 (up 9% in 2007).

GSK Annual Report 2009

Financial review 2008

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
In October 2007, GSK announced a significant new Operational Excellence restructuring programme. A second plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. This restructuring programme covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £3.6 billion, the expanded programme had been expected to deliver annual pre-tax savings of approximately £1.7 billion by the time it was expected to be substantially complete in 2011. Approximately 40% of these costs were incurred by 31st December 2008. Given the extent and cost of the Operational Excellence programme, GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme, which in 2008 amounted to £1,089 million before tax (2007 – £338 million), in a separate column in the income statement titled ‘Major restructuring’.
In addition to these restructuring costs, this column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations.
The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals Inc. in December 2007 is the only acquisition since October 2007 that meets these criteria. The total restructuring costs incurred as a direct result of this acquisition were £34 million, all of which have been charged and paid in 2008.
As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £887 million of the £1,123 million restructuring costs incurred in 2008 and reported in the major restructuring column (2007 – £338 million).
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
Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above were reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £20 million of costs in 2008 (2007 – £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.
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

Cost of sales
Cost of sales increased to 26.3% of turnover (2007 – 23.4%). At constant exchange rates, cost of sales as a percentage of turnover increased by 3.8 percentage points to 27.2%, reflecting charges related to the major restructuring programmes of £639 million (2007 – £111 million) and unfavourable product and regional mix compared with 2007, partly offset by savings from the restructuring programmes.
Selling, general and administration
SG&A costs, including legal charges, were 31.4% of turnover (2007 – 30.6%), an increase of 0.8 percentage points. At constant exchange rates, the increase was 1.4 percentage points. Legal costs of £611 million (2007 – £255 million) included a £278 million charge announced in January 2009 related to the US investigation into GSK’s marketing and promotional practices which originated in Colorado. SG&A costs included charges of £304 million (2007 – £137 million) related to the major restructuring programmes. Excluding legal costs, SG&A decreased by 1.6%.

GSK Annual Report 2009

Financial review 2008

Research and development
R&D expenditure increased 4% and included charges related to the major restructuring programmes of £175 million (2007 – £90 million). Excluding these charges, R&D expenditure increased 2% in CER terms as investment in the late stage pipeline was partly offset by restructuring savings.
Other operating income
Other operating income of £541 million (2007 – £475 million) included strong growth in royalty income to £307 million (2007 - £216 million). Product, intellectual property and equity investment disposals realised £230 million in 2008 compared with £90 million in 2007. The Roche litigation settlement was included in 2007.
Operating profit – total results
Total operating profit of £7,141 million decreased by 6% in sterling terms and 20% in CER terms compared with 2007. Pharmaceuticals operating profit was £6,331 million, down 21%, while Consumer Healthcare operating profit fell by only 2% to £810 million.
In the year, gains from asset disposals and settlements were £293 million (2007 – £213 million), costs for legal matters were £611 million (2007 – £255 million), fair value movements on financial instruments resulted in a charge of £10 million (2007 - income of £41 million) and charges relating to previous restructuring programmes were £20 million (2007 – £92 million). Charges related to the major restructuring programmes were £1,118 million (2007 – £338 million). The impact of all these items on total operating profit was a £1,466 million charge in 2008 compared with a £431 million charge in 2007.
Profit before taxation – total results
Net finance costs

	2008	2007
Finance income	£m	£m

Interest and other finance income	322	255
Fair value adjustments and hedges	(9)	7

	313	262

Finance costs

Interest costs	(829)	(434)
Unwinding of discount on liabilities	(16)	(27)
Fair value adjustments and hedges	2	8

	(843)	(453)

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £48 million (2007 – £50 million) arises principally from the Group’s holding in Quest Diagnostics Inc.
Profit before taxation – total results
Taking account of net finance costs and the share of profits of associates, total profit before taxation was £6,659 million compared with £7,452 million in 2007, a 24% CER decline and an 11% sterling decline.
Operating profit – results before major
restructuring
The results before major restructuring are set out below:

	2008		2007		Growth
	£m	%	£m	%	CER%	£%

Turnover	24,352	100	22,716	100.0	(3)	7

Cost of sales	(5,776)	(23.7)	(5,206)	(22.9)	4	11
Selling, general and administration	(7,352)	(30.2)	(6,817)	(30.0)	–	8
Research and development	(3,506)	(14.4)	(3,237)	(14.3)	2	8
Other operating income	541	2.2	475	2.1	11	14

Operating profit	8,259	33.9	7,931	34.9	(10)	4

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
Selling, general and administration
SG&A costs, including legal charges, were 30.2% of turnover (2007 – 30.0%). At constant exchange rates, SG&A costs increased by 0.7 percentage points to 30.7% of turnover. Legal costs of £611 million (2007 – £255 million) included a £278 million charge announced in January 2009 related to the US investigation into GSK’s marketing and promotional practices which originated in Colorado. Excluding legal costs, SG&A as a percentage of turnover fell 1.2 percentage points to 27.7% (2007 – 28.9%). This was a 3% growth in sterling terms, but a 4% reduction at constant exchange rates, reflecting the benefits of the restructuring programmes. Selling and distribution fell by 1%, advertising and promotion by 5% and general and administration expenditure, excluding legal charges, by 7%.
Research and development
R&D expenditure increased by 2% to 14.4% of turnover (2007 – 14.3%) as investment in the late stage pipeline was partly offset by restructuring savings.

GSK Annual Report 2009

Financial review 2008

Other operating income
Other operating income of £541 million (2007 – £475 million) included strong growth in royalty income to £307 million (2007 – £216 million). Product, intellectual property and equity investment disposals realised £230 million in 2008 compared with £90 million in 2007. The Roche litigation settlement was included in 2007.
Operating profit – results before major restructuring
Operating profit before major restructuring of £8,259 million for the year increased by 4% in sterling terms but decreased by 10% in CER terms compared with 2007. Pharmaceuticals operating profit was £7,427 million, down 11%, while Consumer Healthcare operating profit was flat in CER terms at £832 million. Excluding legal costs, operating profit decreased by 6%, which was greater than the turnover decline of 3%, primarily due to higher cost of sales as a percentage of turnover.
In the year, gains from asset disposals and settlements were £293 million (2007 – £213 million), costs for legal matters were £611 million (2007 – £255 million), fair value movements on financial instruments resulted in a charge of £10 million (2007 – income of £41 million) and charges relating to previous restructuring programmes were £20 million (2007 – £92 million). The impact of these items on operating profit before major restructuring was a £348 million charge in 2008 (2007 – £93 million).
Profit before taxation – results before major
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

The charge for taxation on profit before major restructuring charges, amounting to £2,231 million (2007 – £2,219 million), and represents an effective tax rate of 28.7% (2007 – 28.5%). The charge for taxation on total profits amounted to £1,947 million (2007 – £2,142 million) and represented an effective tax rate of 29.2% (2007 – 28.7%). The Group’s balance sheet at 31st December 2008 included a tax payable liability of £780 million and a tax recoverable asset of £76 million.
The Group’s main open tax issues are in the USA, Canada and Japan.
For the latest position on Taxation see ‘Taxation’ in the 2009 Financial Review on page 34.
Profit for the year

	2008		2007		Growth
	£m		£m		CER%	£%

Total profit after taxation for the year	4,712		5,310		(25)	(11)
Total profit attributable to shareholders	4,602		5,214		(26)	(12)
Basic earnings per share (pence)	88.6	p	94.4	p	(21)	(6)
Basic earnings per ADS (US$)	$3.28		$3.77

Results before major restructuring profit after taxation for the year	5,551		5,571		(14)	–
Results before major restructuring profit attributable to shareholders	5,441		5,475		(15)	(1)
Adjusted earnings per share (pence)	104.7	p	99.1	p	(9)	6
Adjusted earnings per ADS (US$)	$3.87		$3.96
Weighted average number of shares (millions)	5,195		5,524

Diluted total earnings per share (pence)	88.1	p	93.7	p
Diluted total earnings per ADS (US$)	$3.26		$3.75
Diluted weighted average number of shares (millions)	5,226		5,567

Total results including restructuring costs produced a basic EPS of 88.6p compared with 94.4p in 2007. This was a 21% decline at CER and a 6% decline in sterling terms.
Dividend
The Board has declared a fourth interim dividend of 17 pence per share resulting in a dividend for the year of 57 pence, a four pence increase over the dividend of 53 pence per share for 2007.

GSK Annual Report 2009

Our Board

Sir Christopher Gent
(Aged 61)
Appointed on 1st June 2004.
Chairman.
Sir Christopher is a Non-Executive Director of Ferrari SpA and was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a member of KPMG’s Chairman’s Advisory Group, a Senior Adviser at Bain & Co. and a member of the Advisory Board of Reform.
Professor Sir Roy Anderson
(Aged 62)
Appointed on 1st October 2007.
Non-Executive Director.
Professor Anderson is Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London. He is a member of the International Advisory Board of Hakluyt & Co. Ltd. He is a fellow of the Royal Society and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences and the French Academy of Sciences. His former positions include Rector of Imperial College and Chief Scientific Adviser at the Ministry of Defence in the UK.
Larry Culp (Aged 46)
Appointed on 1st July 2003.
Non-Executive Director.
Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.
Julian Heslop (Aged 56)
Appointed on 1st April 2005.
Chief Financial Officer.
Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001 he was appointed Senior Vice President, Operations Controller. Prior to joining the Group he held senior finance roles at Grand Metropolitan.

Andrew Witty (Aged 45)
Appointed on 31st January 2008. Chief Executive Officer.
Mr Witty was named Chief Executive Officer Designate for GSK in October 2007 and was appointed Chief Executive Officer (CEO) on 21st May 2008. He joined the Group in 1985 and has held senior positions in Asia, Africa and the USA. Immediately prior to being appointed CEO, Andrew was President, Pharmaceuticals Europe, a position he held from January 2003. He is a member of the Business Council for Britain, a Board Member of PhRMA, President of EFPIA, a Member of the Singapore Economic Development Board’s International Advisory Council and an Adviser to the Governor of Guangzhou, China.
Dr Stephanie Burns
(Aged 55)
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
Sir Crispin Davis (Aged 60)
Appointed on 1st July 2003.
Non-Executive Director.
Until March 2009 Sir Crispin was Chief Executive Officer of Reed Elsevier PLC. Prior to that appointment, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main Board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble, including as President of the company’s US Food Division.
Sir Deryck Maughan
(Aged 62)
Appointed on 1st June 2004.
Non-Executive Director.
Sir Deryck is a Partner of Kohlberg Kravis Roberts & Co, and a Non-Executive Director of Thomson Reuters and BlackRock Inc. He was formerly Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc.
GSK Annual Report 2009

Our Board

James Murdoch (Aged 37)
Appointed on 20th May 2009.
Non-Executive Director.
Mr Murdoch is Chairman and Chief Executive, Europe and Asia of News Corporation. He is also Non-Executive Chairman of BSkyB and a member of the Board of News Corporation. He served as Chief Executive Officer of BSkyB from 2003 to 2007 and was also previously Chairman and Chief Executive Officer of Star TV. He also serves on the Leadership Council of The Climate Group.
Dr Moncef Slaoui (Aged 50)
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
Sir Robert Wilson
(Aged 66)
Appointed on 1st November 2003.
Non-Executive Director & Senior Independent Director.
Sir Robert is Non-Executive Chairman of BG Group plc. He was previously Executive Chairman of Rio Tinto plc until his retirement in October 2003 and Chairman of The Economist Group between 2003 and 2009.

Dr Daniel Podolsky
(Aged 56)
Appointed on 1st July 2006.
Non-Executive Director.
Dr Podolsky is President of the University of Texas Southwestern Medical Center in Dallas and holds the Phillip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the Institute of Medicine of the US National Academy of Sciences. He is also Chairman of the Board and Scientific Co-Founder of the GI Company.
Tom de Swaan (Aged 63)
Appointed on 1st January 2006.
Non-Executive Director.
	Mr de Swaan is Chairman of the Supervisory Board of VanLanschot Bankiers and a member of the Board of Directors of Zurich Financial Services. He is also Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold and a member of the Supervisory Board of Royal DSM. Until January 2006, he was a member of the Managing Board and Chief Financial Officer of ABN AMRO.	Other Directors Sir Ian Prosser and Dr Ronaldo Schmitz both retired from the Board on 20th May 2009.
GSK Annual Report 2009

Our Corporate Executive Team (CET)

Andrew Witty
Chief Executive Officer
Andrew was appointed Chief Executive Officer in May 2008. He joined Glaxo UK in 1985. During his career with the company he has held the roles of Managing Director South Africa, Vice President and General Manager Marketing in the USA and Senior Vice President, Asia Pacific. He was appointed President, Pharmaceuticals Europe for GlaxoSmithKline in January 2003.
Simon Bicknell
Senior Vice President,
Company Secretary & Corporate Compliance Officer
Simon ensures that compliance and risk management are effectively embedded within the business and oversees corporate governance for the Group. He is also responsible for internal audit and assurance. Simon joined the Corporate Secretariat in 1984. He was appointed Deputy Company Secretary of Glaxo Wellcome in 1995 and Company Secretary of GlaxoSmithKline plc in 2000.
John Clarke
President, Consumer Healthcare
John is responsible for the Consumer Healthcare business which produces oral healthcare, over-the-counter and nutritional healthcare products. He joined Beecham in 1976 and was the President of the Future Group before his current appointment in January 2006.
Deirdre Connelly
President, North America Pharmaceuticals
Deirdre joined GSK in February 2009 after working at Eli Lilly and Company for 24 years. She held a variety of positions including sales professional, General Manager of Puerto Rico, Executive Director of Human Resources and most recently President of US Operations.
Marc Dunoyer
President, Pharmaceuticals Asia Pacific/Japan
Marc was appointed President, Pharmaceuticals Asia Pacific/ Japan in May 2008. In addition to his current role he was appointed Chairman GSK Japan in January 2010 and in February 2010 to lead the rare diseases business of GSK from R&D to commercialisation. He joined the Group in 1999 and was President, Pharmaceuticals Japan from January 2000 until his current appointment.
Eddie Gray
President, Pharmaceuticals Europe
Eddie became responsible for the Group’s operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.
Julian Heslop
Chief Financial Officer
Julian became Chief Financial Officer in April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, finance systems and insurance. He joined Glaxo Wellcome as Financial Controller in April 1998.
Abbas Hussain
President, Emerging Markets
Abbas joined GSK in June 2008 from Eli Lilly and Company, where he spent 20 years overseeing markets throughout Europe, Africa/Middle East and Australasia.
Duncan Learmouth
Senior Vice President, Global Communications
Duncan is responsible for the Group’s investor relations, internal and external communications, corporate responsibility and partnerships with communities. He joined Glaxo in 1991 and was Vice President, Global Investor Relations, before appointment to his current position in July 2006.
Bill Louv
Chief Information Officer
Bill was appointed Chief Information Officer in January 2007. He is responsible for information technology across GSK. Bill joined Glaxo in 1994 as Vice President, Medical Data Sciences. Prior to his current role, Bill was Senior Vice President, R&D Information Technology.

GSK Annual Report 2009

Our Corporate Executive Team (CET)

Dan Phelan
Chief of Staff
Dan is responsible for Corporate Strategy and Development, IT, HR, Real Estate and Facilities, Environmental Health and Safety, and Global Security. He joined Smith Kline & French in 1981 and previously held the role of Senior Vice President, Human Resources until his appointment as Chief of Staff in May 2008.
David Pulman
President, Global
Manufacturing and Supply
David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He joined Glaxo in 1978. He has broad experience of manufacturing operations having previously led the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.
David Redfern
Chief Strategy Officer
David is responsible for proactive exploration of new business opportunities and strategic planning. He began his career with GSK in 1994 in Corporate Development before being appointed Finance Director of Europe Pharmaceuticals in 1999. He was appointed Area Director for Central Europe in 2003 and Northern Europe in 2005.
Moncef Slaoui
Chairman, Research & Development
Moncef leads the Group’s drug discovery and development activities. He joined the Group in 1988 and was a key player in building GSK’s vaccines pipeline. In 2003 he was appointed Senior Vice President, Worldwide Business Development until his current appointment in June 2006.
Jean Stéphenne
President and General Manager, Biologicals
Jean has led GSK’s global vaccines business since 1989. Previously he was Vice President of Human Vaccines Research and Development and Production. He joined the company in 1974 as Head of Bacterial and Viral Vaccines production. Jean was named Baron by King Albert II of the Belgians in 2000 in recognition of his leading contribution to R&D and industry in Belgium.
Claire Thomas
Senior Vice President, Human Resources
Claire leads the global Human Resources (HR) function. Previously, she oversaw HR in Pharmaceuticals International and in Pharmaceuticals Europe. Claire joined the company in 1996 and was appointed Director of Human Resources for UK Pharmaceuticals in 1997. Claire was honoured as an Outstanding European Woman of Achievement in 2007.
Dan Troy
Senior Vice President and General Counsel
Dan joined GSK as Senior Vice President and General Counsel in September 2008. Previously he was a Partner at the Washington law firm Sidley Austin LLP and Chief Counsel for the FDA. From 2006-2007 he chaired the America Bar Association’s Section of Administrative Law, and was previously adjunct scholar at the American Enterprise Institute in Washington, DC.

GSK Annual Report 2009

Corporate governance

Governance and policy
This section discusses GSK’s management structures and governance procedures. The section, together with the Remuneration Report on pages 73 and 90, includes details of how the company applies and complies with the principles and provisions of the Combined Code on Corporate Governance of the Financial Reporting Council (Combined Code) and with US laws and regulation.
The Board and Corporate Executive Team
The Directors are listed under ‘Our Board’ on pages 54 to 55.
The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy, risk management and financial performance.
Independence
The Board considers all its Non-Executive Directors to be independent in character and judgement.
Dr Schmitz served on the Board for more than ten years until his retirement as a Director on 20th May 2009, having been appointed to the Board of Glaxo Wellcome plc on 1st January 1997. During consideration of the Annual Review of Board effectiveness at its meeting in January 2009, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, Dr Schmitz continued to demonstrate the characteristics of independence, such as objectively challenging management and taking part in rigorous debate, while at the same time possessing an outstanding knowledge of the company’s business and affairs, together with his experience gained as Chairman of the Audit Committee. In a long cycle investment business, such as GSK, it was considered to be particularly important to have experienced members on the Board. Sir Ian Prosser was also considered to be independent in accordance with the recommendations of the Combined Code prior to his retirement from the Board.
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
The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Mr Murdoch, Dr Podolsky, Mr de Swaan and Sir Robert Wilson are independent in accordance with the recommendations of the Combined Code.
At the date of publication and throughout 2009, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.
Chairman and CEO
Sir Christopher Gent has chaired the company since 1st January 2005 and was Chairman throughout 2009.
Mr Witty is the Chief Executive Officer (CEO). Mr Witty’s biographical details can be found on pages 54 and 56. The Chairman leads the Board, and represents the Board to the CEO and other CET members as necessary between Board meetings. The CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the Chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, and agreed by the Board.
The CEO is responsible for executive management of the Group and is assisted by the CET. The CET meets at least 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Our Corporate Executive Team’ (pages 56 to 57).
Senior Independent Director
Sir Robert Wilson was appointed Senior Independent Director (SID) on 20th May 2009, following Sir Ian Prosser’s retirement from the Board on that date. Sir Ian had held the role since January 2005.
Board process
The Board has the authority, and is accountable to shareholders, for ensuring that the Group is appropriately managed and achieves the strategic objectives it sets. The Board discharges those responsibilities through an annual programme of meetings which includes the approval of overall budgetary planning and business strategy. The Board reviews the Group’s internal controls and risk management policies and approves its governance structure and code of ethics.
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

GSK Annual Report 2009

Corporate governance

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
The Board met six times in 2009, with each member attending as follows:

	Number of meetings
	held whilst a Board	Number of
	member	meetings attended

Sir Christopher Gent	6	6
Mr A Witty	6	6
Mr J Heslop	6	6
Dr M Slaoui	6	6
Professor Sir Roy Anderson	6	6
Dr S Burns	6	6
Mr L Culp	6	6
Sir Crispin Davis	6	6
Sir Deryck Maughan	6	6
Mr J Murdoch*	4	4
Dr D Podolsky	6	6
Mr T de Swaan	6	6
Sir Robert Wilson	6	6
Sir Ian Prosser*	3	3
Dr R Schmitz*	3	3

*	Mr James Murdoch was appointed to the Board on 20th May 2009. Sir Ian Prosser and Dr Ronaldo Schmitz retired from the Board on 20th May 2009.
In addition to the six scheduled meetings, the Board also met on a quorate basis on six occasions.
Business environment development
To ensure that the Board is kept up-to-date on important matters, including legal, governance and regulatory developments, presentations are made on a regular basis by both external and internal advisers.
In addition, Non-Executive Directors gain greater insight and understanding of the business through visits to Group operational facilities and attendance at various internal management meetings, including CET, Research & Development Executive and Product Marketing Board meetings, on an ad hoc basis.
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
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) are in force for the benefit of the Directors and former Directors who held office during 2009.
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
The Board has established procedures for handling situational conflicts of interest, which are in line with the best practice guidance issued by the General Counsel 100 Group and in accordance with the company’s Articles. It has authorised the Nominations Committee to grant and review periodically, but in any event annually, any potential or actual conflict authorisations. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Company Secretary minutes the consideration of any conflict. Authorisations granted are recorded by the Company Secretary in a register of conflict authorisations which are noted by the Board at its next meeting. On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new, actual or potential conflicts that may arise or, if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her duty to promote the success of the company. If an actual conflict arises post authorisation, the Board will choose to exclude the Director from the relevant information and debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.
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
Board Committees
The Board has established a number of committees and provides sufficient resources to enable them to undertake their duties. Executive Directors are not members of the Audit & Risk, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Finance Committees.

GSK Annual Report 2009

Corporate governance
Corporate governance framework
Current membership of these Committees is shown in the table below.

Corporate
	Audit & Risk	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	M	C	C
Professor Sir Roy Anderson	M	–	–	–
Dr S Burns	–	–	–	M
Mr L Culp	–	M	M	–
Sir Crispin Davis	–	C	M	–
Sir Deryck Maughan	M	–	M	–
Mr J Murdoch	–	M	–	M
Dr D Podolsky	M	–	–	M
Mr T de Swaan	C	M	–	–
Sir Robert Wilson	M	M	M	–

Key: C = Chairman M = Member
GSK Annual Report 2009

Corporate governance

Each Committee has written terms of reference which have been approved by the Board. The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary.

			No of meetings	Committee Report
Committee	Role and Terms of Reference	Membership comprises	per year	on page

Audit & Risk	Reviews the financial and internal reporting process, the system of internal controls, the identification and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of
	their work.	Independent Non-Executive Directors	≥ 4	67–69

Remuneration	Determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy.	Independent Non-Executive Directors and the Chairman	≥ 4	73–90
(The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors.)

Nominations	Reviews the structure, size and composition of the Board and appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management.	Independent Non-Executive Directors and the Chairman	≥ 2	70

Corporate Responsibility	Provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for oversight of GSK’s worldwide donations and community support.	Independent Non-Executive Directors and the Chairman	≥ 3	71

Finance	Reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, and convening of the AGM, together with the preliminary and quarterly statements of trading results. It also approves certain major licensing and capital transactions and changes to the Group’s Investment Instrument and Counterparty Limits.	Executive and Non-Executive Directors	As necessary	–

Corporate Administration & Transactions	Reviews and approves matters in connection with the administration of the Group’s business and certain corporate transactions.	Executive and Non-Executive Directors, CET members and the Company Secretary	As necessary	–

GSK Annual Report 2009

Corporate governance

Evaluation of the Board, Board Committees and Directors
In 2008 the Board commissioned Dr Long of Boardroom Review to act as an independent facilitator for the Board’s evaluation process. The actions from this process formed the basis of the Board’s internal review process for 2009 namely:
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
The Senior Independent Director, Sir Robert Wilson, conducted the 2009 evaluation of the performance of the Chairman, the Board and its Committees and Directors in collaboration with the Committee Chairmen.
The Board evaluation process included a one-to-one interview with each Director. The topics discussed included a variety of aspects associated with Board effectiveness including Board and Committee roles and responsibilities, culture and dynamics, processes and support and individual effectiveness. Feedback from the evaluation was provided in the form of a written report to the Board, which then discussed its findings.
The Chairman of each of the Board Committees undertook separate evaluations and the outcome of each was reported to the respective Committee and the Board.
The Board review concluded that there was a high level of satisfaction with the way in which Mr Witty had grown into the CEO role and with the openess of dialogue between the Executive Directors and Non-Executive Directors. Board members also met separately, without the Chairman being present, to discuss the Chairman’s performance and contribution. There was also a high level of confidence in Sir Christopher’s Chairmanship of the Board. He had the unanimous and unequivocal support of the other Directors, both Executive and Non-Executive.
The Board and its Committees were believed to be operating effectively at a high level.
The Board agreed the following actions after discussion of the evaluation report:
•	Identify how to increase further the amount of Board time devoted to strategic discussion and the indicators of success in delivery of the R&D pipeline
•	Devote more time to focused consideration of the company’s key risks on an ongoing basis
•	Provide the Board with more regular updates and insights into the newly enhanced management succession planning process.
The Board has taken a policy decision to undertake an externally facilitated evaluation process every three years. In the intervening period the review will be facilitated by the SID or the Chairman.
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
The AGM takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. The entire Board was in attendance at the company’s AGM in May 2009, save for Sir Deryck Maughan who was prevented from attending due to urgent business commitments which arose shortly before the meeting. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange and posted on the company’s website. Details of the 2010 AGM are set out in the section ‘Annual General Meeting’ (see page 65) and the Notice of AGM is published on the company’s website.
To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a process focusing on sector-specific issues, as well as general shareholder preferences.
The CEO, CFO and Chairman maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. Since his appointment as CEO in May 2008, Mr Witty has undertaken an extensive ongoing series of meetings with GSK’s institutional shareholders.
The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.
The Chairman meets regularly with institutional investors to hear their views and discuss issues of mutual importance and communicates the views of investors to the Board as a whole. The SID is also available to shareholders.
The Chairman of the Remuneration Committee, the Chairman, and the SVP, Human Resources meet annually with major shareholders to discuss executive remuneration policy.
All Non-Executive Directors, including new appointees, are available to meet with major shareholders if requested.

GSK Annual Report 2009

Corporate governance

Share capital and control
Details of the company’s authorised and issued share capital and the number of shares held in Treasury, as at 31st December 2009, can be found in Note 33 to the financial statements, ‘Share capital and share premium account’. GSK’s shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary shares (ADS). Each ADS represents two Ordinary Shares.
The holders of Ordinary Shares are entitled to receive dividends, when declared, and the company’s report and accounts, to attend and speak at General Meetings of the company, to appoint proxies and to exercise voting rights.
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
The company does not have agreements with any Director or Officer that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover. Details of the termination provisions in the company’s framework contracts for Executive Directors are given on page 81.
Interests in voting rights
Other than as stated below, as far as the company is aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service.
At 19th February 2010, the company had received notifications in accordance with the FSA’s DTRs of the following notifiable interests, in the voting rights in the company’s issued share capital:

	No . of	Percentage of issued
	shares	capital (%)*

BlackRock, Inc.	334,849,249	6.45
Legal & General Group Plc	217,546,535	4.19

*	Percentage of Ordinary Shares in issue, excluding Treasury shares as at 19th February 2010.
The Bank of New York Mellon is the Depositary for the company’s ADS, which are listed on the New York Stock Exchange. Ordinary Shares representing the company’s ADR program, which are managed by the Depositary, are registered in the name of BNY (Nominees) Limited. Details of the number of Ordinary Shares held by the Depositary can be found on page 177.
The company has not acquired or disposed of any interests in its own shares during the period under review. Details of shares purchased in prior years, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.
Directors and Officers
The interests of Directors and Officers and their connected persons in the issued share capital of the company are given in the Remuneration Report (pages 73 to 90).
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
The Articles also provide that Directors should be subject to re-election at the AGM at intervals of three years or annually if they have held office for a continuous period of nine years or more. The company’s members may remove a director by passing an ordinary resolution of which special notice has been given, or by passing a special resolution. A Director may automatically cease to be a Director if:
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

GSK Annual Report 2009

Corporate governance

Articles of Association
The powers of the Directors are determined by UK legislation and the company’s Articles of Association. The Articles may be amended by a special resolution of the members. The Directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members. The Directors have been authorised to issue and allot Ordinary Shares under current Article 10. The power under current Article 10 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at the AGM. Any shares purchased by the company may be cancelled or held as Treasury shares.
Share buy-back programme
A £12 billion programme of share repurchases commenced in July 2007. Shares costing £6.2 billion have been repurchased under this programme. No repurchases were made during 2009, and the company does not expect to make any significant repurchases in 2010. The programme covered purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2009, when the company was authorised to purchase a maximum of just under 519 million shares. Details of shares purchased in prior years, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.
The exact amount and timing of any future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.
Donations to political organisations and political expenditure
With effect from 1st January 2009, to ensure a consistent approach to political contributions across the Group, GSK introduced a global policy to stop voluntarily all political contributions.

	2009	2008
Political donations to:	£	£

EU political organisations	–	–

Non-EU political organisations
comprising:
USA	–	319,000
Canada	–	28,000

	–	347,000

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
Notwithstanding the new policy, the company continues to support a GSK Political Action Committee (PAC) for employees in the USA which gives political donations. A PAC is an employee organisation which allows employees to contribute to a fund for political donations. Employees decide upon the recipients of the PAC donations. In 2009, a total of £540,551 (£539,359 in 2008) was donated to political organisations by the GSK PAC.
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

GSK Annual Report 2009

Corporate governance

Annual General Meeting
The AGM will be held at 2.30pm on Thursday, 6th May 2010 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:
•	Receiving and adopting GlaxoSmithKline’s 2009 Annual Report
•	Approving the 2009 Remuneration Report

The Remuneration Report on pages 73 to 90 sets out the remuneration policies operated by GlaxoSmithKline and disclosures on Directors’ remuneration, including those required by the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. A resolution will be proposed to approve the Remuneration Report.
•	Retirement and re-election of Directors

Dr Stephanie Burns, Mr Julian Heslop, Sir Deryck Maughan, Dr Daniel Podolsky and Sir Robert Wilson will each retire and offer themselves for re-election to the Board under current Article 85 of the company’s Articles of Association.
•	Re-appointment and remuneration of auditors

Resolutions will be proposed to authorise the Audit & Risk Committee to re-appoint PricewaterhouseCoopers LLP as auditors and to determine their remuneration.
•	Special business

The company will seek authority to:
•	make donations to EU political organisations and incur EU political expenditure, each capped at £50,000

•	allot Ordinary Shares in the company

•	give the Directors authority to disapply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital

•	exempt the auditors from having to state the name of their senior statutory auditor for the company in GSK’s Annual Report

•	reduce the notice required to call a general meeting to not less than 14 clear days

•	amend the company’s Articles of Association in line with the Companies Act 2006, the Shareholder Rights Directive and to include a limit on annual fees paid to Directors.
Shareholders are entitled to appoint one or more proxies to attend the AGM and to speak and vote on their behalf provided that, in the event that a single shareholder appoints multiple proxies, each proxy is appointed to exercise the rights attached to a different share or shares held by that member.
Details on how to appoint or be appointed a corporate representative or proxy can be found on page 194. The Notice of AGM will be published on the company’s website.
Internal control framework
The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects.
The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit & Risk Committee, which receives regular reporting aligned with GSK’s Assurance Programme. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business. The internal control framework includes central direction, resource allocation and risk management of the key activities of research and development, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a comprehensive planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared with the budget. Forecasts are prepared regularly during the year.
The Group also has in place established procedures to identify and consolidate reporting entities. The Group’s control activities include policies and practices covering appropriate authorisation and approval of transactions, application of financial reporting standards and reviews of significant judgements and financial performance.
Extensive financial, regulatory and operational controls, procedures and risk activities are reviewed by the Group’s internal auditors. Responsibility, however, is clearly delegated to local business units, supported by a regional management structure. These principles are designed to provide an environment of central leadership coupled with local operating autonomy as the framework for the exercise of accountability and control within the Group.
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
Risk Oversight and Compliance Council (ROCC)
The ROCC is a council of senior executives authorised by the Board to assist the Audit & Risk Committee oversee the risk management and internal control activities of the Group. Membership comprises several CET members and some of the heads of departments with internal control, risk management, assurance, audit and compliance responsibilities.
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

GSK Annual Report 2009

Corporate governance

Risk Management and Compliance Boards (RMCBs)
RMCBs have been established in each of the major business units. Membership often comprises members of the senior executive team of the respective business unit, augmented by specialists where appropriate. The RMCBs oversee management of all risks that are considered important for their respective business units, including those risks that are designated as significant to GlaxoSmithKline as a whole, thus increasing the number of risks that are actively managed across the Group.
Each business unit and corporate function must periodically review the significant risks facing their businesses. This review should include identifying operational risks, legal compliance risks and risks to the achievement of strategic goals and objectives. The review must occur at least annually, should be embedded within, and aligned with, the annual planning process to ensure that significant risks are identified with changes in management direction and the external environment.
Assurance
In 2009, an Assurance Programme was implemented to further enhance governance and provide an independent assessment of governance, risk management and control processes for the organisation. Within GSK this comprises four main elements:
Internal Audit
GSK’s Internal Audit group has responsibility for independently assessing the adequacy and effectiveness of the management over significant risk areas and reporting it to the Audit & Risk Committee in line with an agreed annual Assurance Plan. GSK’s internal audit functions have undergone significant transformation as the four global audit functions (Group Internal Audit, Manufacturing Internal Audit, R&D Internal Audit, and Environment, Health, Safety and Sustainability Internal Audit) have been consolidated into a single organisation under the leadership of the Head of Audit and Assurance. The Head of Audit and Assurance reports to GSK’s Company Secretary & Corporate Compliance Officer with a separate reporting responsibility to the Chairman of the Audit & Risk Committee.
This new alignment of the global audit functions further strengthens GSK’s governance model by affording the Internal Audit group greater independence, reduces fragmentation among global audit functions and provides a direct reporting line from the Internal Audit group to GSK’s Company Secretary & Corporate Compliance Officer and to the Chairman of the Audit & Risk Committee to ensure significant issues are escalated in a timely manner. This has helped eliminate overlaps, gaps and potential for over/under auditing that existed in the previous structure.
It also provides a clear platform for developing a common approach to the conduct of internal audits which helps ensure consistency and that audit activities are performed in the most efficient and effective way.
Assurance reporting
Assurance reporting to the Audit & Risk Committee will follow a structured programme integrating reporting from business units, Assurance and Internal Audit.
Business units and corporate functions are required to present reports annually to the ROCC and Audit & Risk Committee that detail its risk management and compliance approach, providing a balanced assessment of the status of internal controls over key risks, and highlighting any significant compliance issues. Management must oversee risks that are considered important for their respective business units, including those risks that are designated as significant to the Group. Information regarding the controls in place to manage these risks will be provided to assure the Audit & Risk Committee that these risks are adequately managed within the internal control framework.
Internal Audit reports to the Audit & Risk Committee at the same time as the business unit and provides an independent assessment of whether adequate controls are in place to manage significant risks.

GSK Annual Report 2009

Corporate governance

When issues or control deficiencies are identified, Internal Audit recommends processes for improvement. GSK managers develop corrective action plans to eliminate the causes of non-compliance and address gaps in internal controls. Internal Audit tracks these plans to completion and reports results to senior management and the Audit & Risk Committee.
Significant compliance issues and internal audit results are escalated to the Audit & Risk Committee at the earliest opportunity.
Risk management
The Group’s risk management programme extends beyond the legal and regulatory issues and considers the Group’s overall strategy and changes in the external environment. Furthermore, risk management principles are embedded within management practices and are part of the business strategy and objectives setting process.
For details of risks affecting the Group, see ‘Risk factors’ on pages 43 to 47 and Note 44 to the financial statements, ‘Legal proceedings’.
Strategic Risk Evaluations (SREs)
SREs are a new approach to delivering enterprise-wide assurance on significant issues facing GSK and are conducted by our assurance teams in partnership with the business. The approach is designed to evaluate areas where there is an incomplete understanding of risk, and enable the development and implementation of appropriate mitigation plans. Each SRE is sponsored by a CET member or ‘risk owner’ with oversight for each SRE provided by the ROCC.
Corporate Ethics & Compliance (CEC)
The ROCC is also supported by the CEC department, which is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy. The department provides assistance to help employees meet high ethical standards and comply with applicable laws and regulations and corporate responsibility.
The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct or non-compliance with law or regulation by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels and effective compliance systems.
The CEC department is managed by the Company Secretary & Corporate Compliance Officer, who reports directly to the CEO. The Company Secretary & Corporate Compliance Officer chairs the ROCC and provides summary reports on the ROCC’s activities and the Group’s significant risks to the CET and the Audit & Risk Committee on a regular basis. The Corporate Compliance Officer’s direct reporting line to the Audit & Risk Committee provides a mechanism for bypassing the executive management should the need ever arise.
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
The Audit & Risk Committee receives reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports and those received via the Assurance framework, the Audit & Risk Committee reports annually to the Board on the effectiveness of controls.
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
The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board. The process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee.
Committee reports
Board Committees report regularly to the Board on the performance of the activities they have been assigned.
Audit & Risk Committee Report
Tom de Swaan
Audit & Risk Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2009

Mr T de Swaan	1st January 2006	6/6
(Chairman from
1st September 2006)

Professor Sir Roy	20th May 2009	2/3
Anderson

Sir Deryck Maughan	21st January 2005	5/6

Dr D Podolsky	1st January 2007	5/6

Sir Robert Wilson	12th December 2003	6/6

Sir Ian Prosser*	27th December 2000	3/3

Dr R Schmitz*	27th December 2000	3/3

*	Sir Ian Prosser and Dr Schmitz retired from the Board on 20th May 2009.
In addition to the six scheduled meetings, the Committee also met on a quorate basis on five occasions.

GSK Annual Report 2009

Corporate governance

Other attendees at Committee meetings:
•	CEO

•	CFO

•	Chairman

•	General Counsel

•	Head of Audit & Assurance

•	Company Secretary & Corporate Compliance Officer

•	Head of Global Internal Audit, as appropriate

•	External Auditors.
The Committee’s main responsibilities include:
•	Reviewing the corporate accounting and financial reporting process

•	Monitoring the integrity of the financial statements

•	Evaluating the system of internal control and identifying and managing risks, including in relation to the financial reporting process and the preparation of consolidated accounts

•	Overseeing activities of each of the Group’s compliance and audit functions and overseeing compliance with laws, regulations and ethical codes of practice.
The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors and understand and monitor the reporting relationships and tiers of accountability between them.
The Committee receives regular reports from members of the CET and senior managers covering the key risk management and compliance activities of the Group, including those covering R&D, manufacturing, sales and marketing and corporate functions. Further details of the reporting framework to the Committee are set out on pages 65 to 67 ‘Internal control framework’.
In December 2009 the Committee’s terms of reference were amended to reflect its role in overseeing the identification and management of risk under the new assurance-based audit framework referred to on pages 66 to 67. At the same time the name of the Audit Committee was changed to the Audit & Risk Committee.
Qualifications of Audit & Risk Committee Members
Committee members, with the exception of Professor Sir Roy Anderson and Dr Podolsky, bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities. Professor Sir Roy and Dr Podolsky’s backgrounds as world renowned medical scientists and researchers enable them to bring scientific expertise to the Committee’s deliberations.

Financial & accounting experience

Mr Tom de Swaan	• Chief Financial Officer of ABN AMRO until 31st December 2005
• Determined by the Board to be the Audit Committee Financial Expert, as defined by the Sarbanes Oxley Act of 2002 (Sarbanes-Oxley)

Sir Deryck Maughan	• A Partner of Kohlberg Kravis Roberts & Co. (KKR) and Chairman of KKR Japan
• Former Chairman & CEO of Citigroup International and Vice Chairman of Citigroup Inc.
• Former Chairman and Co-Chief Executive Officer of Salomon Smith Barney
• Former Chairman and Chief Executive Officer of Salomon Brothers Inc.

Sir Robert Wilson	• Economist, and former Non-Executive Chairman of The Economist Group
• Chairman of BG Group plc
• Retired from Rio Tinto in 2003 where he held Senior Management positions culminating in his appointment as Executive Chairman

Scientific expertise

Professor Sir Roy Anderson	• A world renowned medical scientist with advanced knowledge of infectious disease epidemiology
• Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London
• Fellow of the Royal Society
• Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences
• Foreign Associate Member of the French Academy of Sciences
• Former Rector of Imperial College, London
• Former Chief Scientific Adviser at the Ministry of Defence in the UK

Dr Daniel Podolsky	• A world renowned researcher with advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders
• President of the University of Texas Southwestern Medical Centre and Professor of Internal Medicine
• Member, Institute of Medical/National Academy of Sciences
• Former Mallinckrodt Professor of Medicine, Harvard Medical School
• Former Chief Academic Officer, Partners Healthcare

GSK Annual Report 2009

Corporate governance

In 2009, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting together with other matters focused to coincide with key events of the annual financial reporting cycle:

External auditors	reported on all critical accounting policies, significant judgements and practices used by the Group, alternative accounting treatments which had been discussed with management and their resultant conclusion, material written communications with management and any restrictions on access to information

CFO	reported on the financial performance of the company and on technical financial and accounting matters

General Counsel	reported on material litigation

Company Secretary & Corporate Compliance Officer	reported on corporate governance and on the activities undertaken by the ROCC

Heads of audit and assurance and the Group’s compliance and audit groups	the majority of the Heads of these groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

Company Secretary, as Chairman of the Disclosure Committee	reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to approval by the Board.

The Audit & Risk Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2009, the Committee met both collectively and separately with the external auditors and the Head of Audit and Assurance, and the Corporate Compliance Officer without members of management being present.
The Committee has primary responsibility for making a recommendation to shareholders on the appointment, re-appointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.
In evaluating the effectiveness of the audit process prior to making a recommendation on the re-appointment of the external auditors, the Committee reviews the effectiveness of their performance against criteria which it agrees, in conjunction with management, at the beginning of each year’s audit. As part of this process, the Committee considers feedback on the prior year’s external audit gathered through a survey facilitated by the auditors’ client service review team, which is independent of the engagement team that undertook the audit work. The survey seeks feedback from a number of sources, including certain members of the Board who were involved in the audit process and the financial management team at corporate and business unit level.
Before agreeing the audit fee proposed by the external auditors the Committee considers cost comparisons to ensure that it is fair and appropriate for GSK. There are no contractual obligations that restrict the Committee’s capacity to recommend a particular firm as external auditors to the Group. PricewaterhouseCoopers LLP have remained in place as auditors since the Group’s inception in December 2000.
In making its assessment, the Committee considers papers which detail the relevant UK legislative, regulatory and professional requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements, on the safeguards that have been established and on their own internal quality control procedures. Consideration is also given by the Committee to the need to include the risk of the withdrawal of the external auditors from the market in its risk evaluation and planning.
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
The guidelines set out in the company’s policy on engaging the external auditors to provide non-audit services include ascertaining that: the skills and experience of the external auditors make them a suitable supplier of the non-audit services; adequate safeguards are in place so that the objectivity and independence of the audit are not threatened or compromised; and the fee levels relative to the annual audit fee are within the limits set by the Committee.
The company also has well-established policies, including a Code of Ethics, which is available on its website, and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2009.

GSK Annual Report 2009

Corporate governance

Nominations Committee Report

Sir Christopher Gent
Nominations Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2009

Sir Christopher Gent	9th December 2004	5/5
(Chairman from
1st January 2005)
Mr L Culp	28th March 2008	5/5
Sir Crispin Davis	9th July 2009	2/2
Sir Deryck Maughan	9th July 2009	2/2
Sir Robert Wilson	28th March 2008	5/5
Sir Ian Prosser*	27th December 2000	2/2
(Committee Chairman February-December 2003)
Dr R Schmitz*	17th May 2004	2/2

*	Sir Ian Prosser and Dr Schmitz retired from the Board on 20th May 2009.
Other attendees at Committee meetings:
•	CEO

•	Chief of Staff

•	Head of HR

•	Company Secretary

•	where relevant, appropriate external advisers.
The Committee’s main responsibilities include proposing the appointment of Board and Committee members.
During 2009, the Committee’s main focus was on the recruitment of new Non-Executive Directors to refresh the Board and on the appointment of a new Head of North American Pharmaceuticals.
When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets, and having individuals with CEO experience and skills developed in various sectors and specialities. During 2009, particular focus was placed upon recruiting replacements for Sir Ian Prosser and Dr Ronaldo Schmitz who retired at the AGM in 2009. The Committee recommended the appointment of Mr James Murdoch as a Non-Executive Director.
The process continues into 2010, with the Committee placing emphasis on candidates who are current CEOs or have financial expertise. Professional search agencies are engaged specialising in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees are provided to the Committee and candidates are shortlisted for interview on merit and against objective criteria after considering their relevant qualifications.
When appointing new Executive Directors or CET members, the Committee considers the skills, knowledge and experience required for the particular executive position. The Committee will consider potential external and internal candidates before recommending to the Board to approve the new appointment. All new Directors offer themselves for election at the company’s next AGM. Their appointments are announced publicly.
Ms Deirdre Connelly was appointed President, North America Pharmaceuticals on 9th February 2009 and also became a member of the CET.
On the Committee’s recommendation, the Board approved the following changes which took effect on the retirement of Sir Ian Prosser and Dr Schmitz from the Board at the conclusion of the AGM in May 2009: Sir Robert Wilson replaced Sir Ian as the SID, Sir Crispin Davis replaced Sir Robert as the Chairman of the Remuneration Committee, Professor Sir Roy Anderson became a member of the Audit & Risk Committee, Mr de Swaan stepped down from the Corporate Responsibility Committee and became a member of the Remuneration Committee, Mr Murdoch became a member of the Corporate Responsibility Committee. In addition, on the Committee’s recommendation, the Board approved the appointment of Sir Crispin and Sir Deryck Maughan as members of the Nominations Committee with effect from 9th July 2009. The Committee also recommended and the Board approved the appointment of Mr Murdoch as a member of the Remuneration Committee with effect from 1st October 2009.
Remuneration Report
The Remuneration Report can be found on pages 73 to 90.

GSK Annual Report 2009

Corporate governance

Corporate Responsibility Committee Report

Sir Christopher Gent
Corporate Responsibility Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2009

Sir Christopher Gent	9th December 2004	5/5
(Chairman from 1st January 2005)
Dr S Burns	6th December 2007	5/5
Mr J Murdoch	20th May 2009	2/2
Dr D Podolsky	1st July 2006	4/5
Sir Ian Prosser*	17th May 2004	2/3
Mr T de Swaan*	1st July 2006	3/3

*	Sir Ian Prosser retired from the Board on 20th May 2009 and Mr de Swaan also ceased to be a member of the Committee on that date.
Other attendees at Committee meetings may include:
•	CEO

•	General Counsel

•	Head of Corporate Communications & Community Partnerships

•	Head of Corporate Responsibility

•	Company Secretary.
To augment GSK’s engagement with stakeholder opinion, in March 2009 Ms Sophia Tickell was appointed as an independent external adviser to the Committee. Ms Tickell is the Director of the Pharma Futures Series which aims to align better societal and shareholder value, and she chairs the International Advisory Group of the Medicines Transparency Alliance. Ms Tickell attends the meetings of the Committee and advises the company in this capacity.
The main responsibilities of the Corporate Responsibility Committee are set out on page 61. The Committee has a rolling agenda and receives reports from the members of the CET and senior managers to ensure that progress on meeting GSK’s Corporate Responsibility Principles is reviewed. Five Principles: access to medicines; standards of ethical conduct; research and innovation; employment practices; and global community partnerships are reviewed annually. Other Principles are discussed at least once every two years. The Committee also reviews and approves the Corporate Responsibility Report.
During the year the Committee reviewed areas including:
•	pandemic ‘flu, including access to vaccine and antiviral medicine in developing countries

•	access and pricing of medicines in developing countries

•	R&D on diseases of the developing world and a patent pool

•	community partnerships and investment

•	humanitarian donations

•	sales and marketing practices including harmonisation of GSK Codes of Practice

•	disclosure of payments to healthcare professionals

•	communication of clinical trial results

•	use of animals in research

•	employment practices including diversity and inclusion

•	employee wellbeing

•	employee relations including consultation arrangements and employment litigation in the USA

•	supply chain management

•	climate change, energy use reduction and manufacturing efficiency

•	data privacy

•	corruption prevention.
GSK publishes a comprehensive Corporate Responsibility Report.
The Combined Code
Throughout 2009, the company complied with the provisions and applied the Main Principles of Section 1 of the Combined Code, except as regards an aspect of the following provision:
•	D.2.3 – The chairman should arrange for the chairmen of the audit, remuneration and nomination committees to be available to answer questions at the AGM and for all directors to attend.

The entire Board was in attendance at the company’s AGM in May 2009, save for Sir Deryck Maughan who was prevented from attending due to urgent business commitments which arose shortly before the meeting. He therefore needed to convey his apologies for absence.
US law and regulation
A number of provisions of US law and regulation apply to GSK because the company’s shares are quoted on the NYSE in the form of ADS.
NYSE rules
In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that the company explains any significant variations. This explanation is contained in the company’s Form 20-F filing, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via the company’s website. NYSE rules that came into effect in 2005 require the company to file annual and interim written affirmations concerning the Audit & Risk Committee and the company’s statement on significant differences in corporate governance.

GSK Annual Report 2009

Corporate governance

Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide ranging piece of legislation concerned largely with financial reporting and corporate governance.
As recommended by the SEC, GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.
External legal counsel and the external auditors are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2009, the Committee met 6 times.
Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit & Risk Committee is an Audit Committee Financial Expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, refer to page 68. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.
Section 302: Corporate responsibility for financial reports
Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:
•	they have each reviewed the Annual Report and Form 20-F

•	based on their knowledge, it contains no material misstatements or omissions

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the Annual Report and Form 20-F

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

•	they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit & Risk Committee, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.
The Group has carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2009.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31st December 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
The CEO and CFO completed these certifications on 1st March 2010.
Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):
•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

•	Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission

•	Management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2009 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2009, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 93.

GSK Annual Report 2009

Remuneration Report

Sir Crispin Davis
Remuneration Committee Chairman
Dear Shareholder
As the new Chairman of GSK’s Remuneration Committee I am pleased to present the Committee’s Remuneration Report for 2009 for which we will be seeking approval from shareholders at our AGM in May.
As you know, we made some important changes to GSK’s remuneration policy for our UK Executive Directors last year to deliver appropriately structured pay through alignment with the market and GSK’s key strategic priorities. There was a high level of shareholder engagement in relation to these changes, and we were pleased to receive such a strong vote in favour of last year’s Remuneration Report at the AGM.
Senior management alignment and competitiveness
Since then, we have made further progress in simplifying and aligning the remuneration structures across the Corporate Executive Team (CET). As a result of this, primary pay benchmarks will be based on the nature of each individual role rather than the industry benchmark previously used. Share options will normally no longer be granted; instead, CET members will receive Performance Share Plan awards, and will also be eligible to participate in GSK’s Deferred Annual Bonus Plan. There will also be a more standardised pay mix across CET roles below the Executive Directors.
The Committee would not want to reward failure and so considers that severance terms should be more limited. We have therefore determined that the contracts of any new CET appointees would normally include severance terms of one year’s base salary only, with no bonus entitlement. In addition, I am pleased to report that the CEO has agreed to remove his contractual entitlement to bonus in the event of termination of his employment and also to note the increase in his holding of GSK shares.
Strategic alignment
The introduction of a second performance measure in the Performance Share Plan has provided a clear focus on cash generation in the business. We are continuing to develop measures that further align our remuneration with the ongoing work to transform GSK. Given the importance of long term organic growth and R&D productivity to the future of GSK, we are assessing the most meaningful ways of measuring success in these areas so that they may be considered as performance measures for future awards.
Good governance
There have been a number of corporate governance developments in the past year in response to the economic turmoil, with more likely to come in 2010.
When we reviewed our arrangements last year we wanted to ensure that we did not motivate excessive risk taking. We introduced a new Deferred Annual Bonus Plan, and were one of the first companies to introduce a ‘clawback’ mechanism for annual bonuses should problems arise in the years after a bonus award has been made. We continue to monitor best practice governance developments, and commit to regular reviews of our remuneration arrangements to ensure that they continue to encourage the right behaviours from our leadership team.
The following report provides further detail on GSK’s current remuneration arrangements including the changes made and those to be implemented. The Committee believes that these changes support the future of the business and are in the best interests of shareholders.
Sir Crispin Davis
Remuneration Committee Chairman
24th February 2010
GSK Annual Report 2009

Remuneration Report

The Remuneration Committee
Role of the Committee
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
Terms of reference
The Committee’s full terms of reference, which conform with the requirements of the Combined Code can be obtained from the Company Secretary.
Governance
The Board considers all of the members of the Committee to be independent Non-Executive Directors, in accordance with the Combined Code, with the exception of the Chairman of the company, Sir Christopher Gent, who was independent on appointment to the company.
The Committee met 6 times during 2009, with each member attending as follows:

		Number of	Number of
		meetings	meetings
		held in	attended in
	Committee member	2009 whilst	2009 whilst
Members	since	a member	a member

Sir Crispin Davis	1st July 2003	6	6
(Chairman from 20th May 2009)
Sir Robert Wilson	1st January 2004	6	6
(Chairman from 17th May 2004 to 20th May 2009)
Mr L Culp	1st January 2004	6	5
Sir Christopher Gent	1st January 2007	6	6
Mr J Murdoch	1st October 2009	1	1
Mr T de Swaan*	20th May 2009	4	4
Dr Ronaldo Schmitz**	25th May 2005	2	2

*	Mr de Swaan is also the Chairman of the Audit & Risk Committee.

**	Dr Schmitz retired from the Board on 20th May 2009 having been a member of the Committee prior to that date.
Two quorate meetings were held during the year to approve the formal grant of long-term incentive (LTI) awards in accordance with GSK’s remuneration policy.
With the exception of Mrs Whyte (Deputy Company Secretary and Secretary to the Committee), no employees of the company were involved in the conduct of Committee meetings. Mr Witty (CEO), Mr Heslop (CFO), Mr Bicknell (Senior Vice President, Company Secretary & Corporate Compliance Officer), Mr Phelan (Chief of Staff), Ms Thomas (Senior Vice President, Human Resources) and Mr Powley (Senior Vice President, Corporate Compensation) were invited to attend part of some meetings of the Committee as required. They do not attend where their individual remuneration is discussed and no director is involved in deciding his own remuneration.
The Committee has access to external advice as required. Deloitte LLP has been appointed by the Committee to provide it with independent advice on executive remuneration. During the year, Deloitte LLP provided independent commentary on matters under consideration by the Committee, and provided updates on best practice, legislative requirements and market practice.
Deloitte LLP also provided other tax and consulting services to GSK during the year, but did not provide advice on executive remuneration matters other than for the Committee. Towers Watson provided additional market data to the Committee.
Commitment to shareholders
The Committee engages in regular dialogue with shareholders and holds an annual meeting with GSK’s largest investors to discuss and take feedback on its remuneration policy and any key developments during the year. In particular, the Committee discusses any significant changes to the policy or the measures used to assess performance.
Summary of policy
As a result of the remuneration review in 2008, changes were made to the remuneration packages of the CEO and the CFO for 2009.
The remuneration structure of all CET members (including the Chairman, Research & Development) has now been harmonised with that of the CEO and CFO. As a result of this, with effect from 2010, share options will normally no longer be granted to any CET members. Instead, CET members will receive additional performance share awards, and will also be eligible to participate in GSK’s Deferred Annual Bonus Plan.

GSK Annual Report 2009

Remuneration Report
Key elements of remuneration

Policy for 2010 onwards

Salary		•	Salary levels reviewed annually influenced by the Executive’s role and experience. Benchmarked against relevant comparator group(s)

Annual bonus		•	The majority of bonus is based on the achievement of financial targets (based on Group profit before interest and tax, and on business unit operating profit)
		•	Individual performance against pre-determined personal objectives is also taken into account in determining individual bonus payments
		•	There are R&D specific key performance indicators for R&D employees
		•	Achievement of additional operational efficiency goals will also be taken into account in determining the annual bonuses in respect of 2009 and 2010
		•	No individual, including the CEO, will have a maximum bonus opportunity of more than 200% of salary
		•	The Committee reviews the ongoing financial impact of any prior year activities and an Executive’s role in them and may make appropriate adjustments to individual bonus awards to reflect the circumstances

Deferred		•	Individuals may elect to defer up to 50% of any bonus earned
Annual		•	In respect of 2009, only the CEO and CFO were eligible to participate
Bonus Plan		•	From 2010, all Executives may participate
		•	Deferred bonuses may be matched up to one-for-one subject to relative Total Shareholder Return (TSR) performance over three years (TSR vesting as for PSP)

Performance Share	• 60%	•	Vesting based on relative TSR using a comparator group currently comprising 10 other pharmaceutical companies
Plan (PSP)		•	Half of TSR component is measured over three years and half over four years
		•	30% vesting at median, with 100% vesting for upper quartile performance
		•	Twelve-month averaging period for TSR

	• 40%	•	Vesting based on adjusted free cash flow measured over three years
		•	25% vesting at threshold, rising to 100% for stretching performance exceeding the set threshold by a specified margin

		•	The operating maximum face value of annual performance share awards is as follows: 500% of salary for the CEO and Chairman, Research & Development and 400% for the CFO

Share Option Plan		•	Options no longer normally to be granted to any Executives

Pension		•	For UK Executives, defined contribution plan and legacy final salary plans (closed to new entrants since 2001). Executives participating in the defined contribution plan benefit from a company contribution of 20% of base salary, plus a matched contribution of 5% of base salary
		•	For US Executives, GSK operates a US Cash Balance Plan, and Executives benefit from contributions of up to 38% of salary

GSK Annual Report 2009

Remuneration Report

Total remuneration benchmarking
The Committee reviews GSK’s total remuneration against comparable companies on a regular basis, to ensure that remuneration arrangements are structured appropriately to deliver value for money for shareholders over the longer term and are competitive. The relevant comparator group(s) are now determined for each individual Executive.
For benchmarking purposes, total remuneration incorporates base salary, bonus and LTIs. When setting pay, the Committee also considers pension arrangements.

UK cross-industry comparator group	Global pharmaceutical comparator group*

AngloAmerican	France	Sanofi-Aventis
AstraZeneca	Switzerland	Novartis
Barclays		Roche Holdings
BG Group	UK	AstraZeneca
BHP Billiton	USA	Abbott Laboratories
BP		Amgen**
British American Tobacco		Bristol-Myers Squibb
Diageo		Eli Lilly
HSBC		Johnson & Johnson
Reckitt Benckiser		Merck
Royal Dutch Shell		Pfizer
Rio Tinto
Standard Chartered
Tesco
Unilever
Vodafone

*	Revised to reflect the de-listing of Schering-Plough and Wyeth during 2009 (see page 88)

**	Amgen is included for benchmarking but as of 2009 is not in the current TSR comparator group.
Individual elements of remuneration
The balance between the fixed (base salary) and variable (annual bonus and LTI) elements of remuneration varies depending on performance. The charts to the right show the anticipated mix between fixed and variable pay on an expected value basis under the new remuneration policy. The actual mix may be higher or lower, depending on the performance of GSK and the individual. Typically, a significant portion (approximately 75% – 85%) of an Executive Director’s package is variable.
Base salary
Base salaries are set by reference to the relevant comparator group at a level considered appropriate to secure the talent needed to deliver GSK’s strategic priorities.
Until 2008, GSK’s remuneration policy was based on the principle of achieving competitiveness with the global pharmaceutical industry, which was the primary pay comparator. The Committee now decides on an individual Executive basis whether the primary pay comparator should be the global pharmaceutical sector, the UK-based large cross-industry multinationals and/or some other comparator group(s).

Primary Comparator Group	UK cross-industry	Global pharmaceutical

Mr Witty, CEO	✓
Mr Heslop, CFO	✓
Dr Slaoui, Chairman, R&D		✓

Salary levels are reviewed annually and are influenced by the Executive’s role, experience and the pay environment.

CEO

1 Salary

2 Cash bonus

3 Deferred bonus including match

4 Performance shares

CFO

1 Salary

2 Cash bonus

3 Deferred bonus including match

4 Performance shares

Chairman, R&D

1 Salary

2 Cash bonus

3 Deferred bonus including match

4 Performance shares

For 2010, the Committee considered the current economic conditions and the new GSK harmonised pay philosophy. Accordingly, it agreed with the CEO and CFO that their pay would be held at 2009 levels. As part of the alignment of pay structures across the CET, Dr Slaoui’s base salary will be adjusted to reflect the new balance and also the market rate of pay for his responsibilities. The table immediately following sets out current base salaries and those proposed for 2010.
Salary increases typically take effect from 1st April each year.

	2009 base	Effective date for	2010 base	Effective date for	%
	salary	2009 salary	salary	2010 salary	change

Mr Witty	£1,000,000	1st April 2009	£1,000,000	1st April 2010	0
Mr Heslop	£525,000	1st April 2009	£525,000	1st April 2010	0
Dr Slaoui	$875,000	1st April 2009	$975,000	1st April 2010	11.43

GSK Annual Report 2009

Remuneration Report

Annual bonus
The annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets as well as personal objectives.
For 2010 the on-target bonus for the Executive Directors is given in the table below.

On-target bonus as a % of base salary

CEO	125%
CFO	80%
Chairman, R&D	85%

Maximum bonuses are set by reference to individual on-target bonus levels. There is a cap on bonus payments of 200% of salary. That cap remains unchanged for 2010. Annual bonus is not pensionable.
Last year, the Committee revised the annual bonus plan to strengthen the alignment to the new business strategy (details of which are set out in pages 4 to 7) and budgeting process.
The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets based on Group profit before interest and tax and business unit operating profit targets, with the remainder being based on achievements against specific individual objectives. Annual bonuses are calibrated to reflect the stretching targets which have been established to drive significant changes to GSK’s business model. The bonus threshold will be 90% of target with the maximum being payable for achievement of 110% of target. The bonus threshold of 90% reflects the stretching nature of the bonus targets.
Bonus targets for the CEO are set by the Board. In setting the objectives for the CEO, the Board focuses on the strategies that have been developed for the company, which are set out on pages 4 to 7 of the Annual Report. For reasons of commercial sensitivity, the specific objectives are kept confidential. Following the end of the financial year, the Board reviews the CEO’s performance generally and against the set objectives, and the Committee then determines the bonus payable.
For the other Executives, the CEO makes recommendations to the Committee regarding performance against their objectives. These recommendations are considered by the Committee when determining the level of bonuses payable.
Each year, the Committee reviews the ongoing financial impact of any prior year activities and the role of individual Executives in such activities, and the Committee may make appropriate adjustments to individual bonus awards to reflect those circumstances. The Chairman of the Audit & Risk Committee is a member of the Committee and provides input on the Audit & Risk Committee’s review of the Group’s performance. No such adjustments were made in respect of bonuses for 2009.
Bonus measures for R&D employees, including Dr Slaoui, are linked to the pipeline. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance as well as performance against profit targets. This process requires the review of progress against targets by the R&D Bonus Compensation Review Committee which includes the CEO and the company’s two Non-Executive Directors who are designated as Scientific Experts, Professor Sir Roy Anderson and Dr Podolsky. The Committee reviewed the plan operation during the year and decided that it should continue as the annual bonus for R&D. The Committee will continue to keep its operation under review and may in future consider extending it to other Executives including the CEO.
2009 bonus awards
The objectives set for the company for 2009 focused in particular on the continued development and launch of late stage pipeline assets, delivery of commercial targets and execution of restructuring programmes to simplify the operating model.
The Committee took into account GSK’s success in achieving the above objectives, as well as each individual’s performance, when determining the bonus awards for 2009. Actual bonus payments for Executive Directors are shown on page 83 and ranged from 115% to 200% of base salaries as at 31st December 2009.
The bonuses set by the Committee reflect GSK’s increased sales, profit and cash flow performance during the year, in challenging market conditions, and with significant loss of sales to generics in the USA. It also includes the achievement of key strategic and individual objectives, including:
•	delivering continued growth of the vaccine portfolio

•	further geographic diversification, particularly within emerging markets and consumer healthcare

•	achieving key milestones in the transformation of R&D productivity, particularly in relation to the late stage R&D pipeline products

•	simplification of GSK’s business model and achievement of operational efficiencies.

GSK Annual Report 2009

Remuneration Report

Deferred annual bonus plan
A new Deferred Annual Bonus Plan was introduced in 2009 to encourage long-term shareholding, to discourage excessive risk taking and to help drive long-term shareholder returns relative to other global pharmaceutical companies.
Eligibility for the 2009 bonus year was restricted to the CEO and CFO, but all CET members will be invited to participate from the 2010 bonus year onwards, as part of the simplification of the CET remuneration structure.
Up to 50% of any annual bonus earned may be deferred for three years. The company will match shares up to one-for-one depending on the company’s relative TSR over this period. The performance measure and vesting schedule will be consistent with the three-year TSR component of the Performance Share Plan described below.
The CEO has elected to participate in GSK’s Deferred Annual Bonus plan in respect of his bonus for 2009. As a result, 15% of the CEO’s bonus has been deferred into 24,291 shares in the company, and a matching award of the same number of shares has been made which may vest in February 2013 subject to the company’s relative TSR performance and his continued employment.
Dividend equivalents will accrue and be delivered in respect of any deferred shares and matching shares that vest.
Long-term incentive plans
New LTI plans were approved by shareholders at the 2009 AGM.
To provide better alignment to UK market practice, in 2009 the CEO and the CFO did not receive share option grants. Instead, their LTIs were only in the form of performance shares. They also had the opportunity to defer part of any bonus earned into shares, and as outlined above, to be eligible to receive matching shares subject to the achievement of additional performance conditions. The Chairman, Research & Development continued to receive share options in 2009, and was not eligible to participate in the new deferred annual bonus arrangement. However, from 2010 onwards the remuneration arrangements of all CET members (including the Chairman, Research & Development) have been aligned with those of the CEO and CFO. As a result, share options will normally no longer be granted. Instead, CET members will receive performance share awards.
Under the new LTI plans, the Committee may reduce the grant or vesting levels if it determines that a participant has engaged in conduct which is contrary to the legitimate expectations of the company for an employee in the participant’s position.
Typically, awards are delivered to US resident executives in the form of ADS. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers. Current estimated dilution from existing awards under all GSK employee share schemes made since the merger is approximately 6.4% of the company’s share capital at 31st December 2009.
The LTI plans are summarised in the relevant sections below together with the basis on which awards will be made to the Executives in 2010.
a)  Performance shares
The Performance Share Plan ensures focus on GSK’s long-term shareholder returns relative to other pharmaceutical companies and on the delivery of GSK’s strategic priorities.
Under the plan, measurement of performance has been broadened so that the most senior team is incentivised against operational measures aligned with GSK’s business strategy as well as TSR. TSR remains an appropriate comparative measure since it focuses on the return to shareholders, is a well-understood and tested mechanism to measure performance and allows comparison between companies operating in different countries. Therefore, typically a proportion of any award made to Executives will continue to be subject to relative TSR. The balance will be based on strategic or operational measures to support our business strategy. For 2009 and 2010 the emphasis has and will be on working capital and cash management.
There will be no retesting of performance.
2010 Awards
Performance share awards to Executives for 2010 were made in February 2010.
•   TSR measure
For awards made in 2010, 60% of the award will be based on relative TSR using a comparator group currently comprising 10 other global pharmaceutical companies. For this TSR element, the percentage vesting at median is 30%, with full vesting for upper quartile TSR performance. The graph below shows the TSR vesting schedule for awards granted in 2010.
Proportion vesting

TSR rank position
To provide a focus on sustained longer-term performance, the performance period was extended for all awards made from 2009 so that half of the TSR element of each award will be measured over three years and half over four years.
To measure performance on a stable basis and to reflect better the long-term nature of the pharmaceutical industry, the TSR averaging period is twelve months for awards made from 2009 onwards.

GSK Annual Report 2009

Remuneration Report

•  Adjusted free cash flow measure
To recognise the importance of effective working capital and cash management, the remaining 40% will vest subject to the achievement of adjusted free cash flow targets. The target may be adjusted for material factors which could distort free cash flow as a performance measure. These will typically include exchange rate movements and may also include legal and major taxation settlements and special pension contributions, which could materially distort this calculation. The impact of any acquisition or divestment will be quantified and adjusted for after the event. Major adjustments in the calculation will be disclosed to shareholders. For the awards in 2010, the targets are:

	Adjusted free cash flow targets	% vesting

Threshold vesting	£17.3 billion	25%
	£17.8 billion	50%
	£19.6 billion	75%
Maximum vesting	£20.5 billion	100%

Between the above points, vesting will be calculated on a straight-line basis. The element based on adjusted free cash flow will be measured over three years.
•  Award values
There is an individual award limit on the maximum initial value of performance shares that may be granted to an individual in any one year. Other than in exceptional circumstances, the maximum face value of performance shares that may be granted to an individual in any one year will be six times salary. The value of performance share awards granted to the Executive Directors in 2010 is shown in the table below:

	% of base		2010
	salary		Award

CEO	500%		415,454	Shares
CFO	400%		174,491	Shares
Chairman, R&D	500%	*	130,627	ADS

*	Adjusted from 2009 to reflect removal of share options.
To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the vesting of the award. The value of reinvested dividends is incorporated into the benchmarking of award levels.
Vesting of 2007 Awards
The Committee reviewed performance of the performance share awards granted to the Executive Directors in February 2007, with the three-year performance period starting on 1st January 2007 and ending on 31st December 2009. The company ranked at the median of the revised comparator group and therefore 35% of the awards vested. The awards made to other senior executives in 2007 were dependent in part on TSR performance and in part on EPS performance. The EPS portion of those awards did not vest.
The vesting tables for recent performance share awards together with share option awards are shown on page 80.
b)  Share options
As part of the remuneration review undertaken in 2008, it was decided that share options would no longer be granted to the CEO and CFO, to align their packages better with the UK market. As outlined above, it has since been decided to simplify the remuneration structure for all CET members, and so share options will normally no longer be granted to CET members from 2010 onwards.
Details of subsisting options, and the performance conditions attached to each grant, are provided in the audited section of this report.
Vesting of 2007 Awards
The performance conditions for the share option awards granted in 2007 were not met and, as a result, these awards lapsed.
c) Historical vesting for GSK’s LTIs
GSK’s LTI performance conditions continue to be challenging as is demonstrated by the table on page 80. TSR has been an important part of the LTI measures for many years. This measure has been retained under the current policy.

GSK Annual Report 2009

Remuneration Report

The following table shows the vesting levels of GSK’s performance share and share option awards to Executives since the remuneration review during 2003. A TSR vesting percentage of 0% indicates that GSK’s TSR performance was below the median of the comparator group for that performance period.

		Performance Share	Share Option
		Plan	Plan
		Vesting	Vesting
		under TSR	under EPS
	Performance period	measure %	measure %

2003	01/01/04 – 31/12/06	0	100
2004	01/01/05 – 31/12/07	38.47	100
2006	01/01/06 – 31/12/08	0	50.7
2007	01/01/07 – 31/12/09	35	0

	Average annual vesting	18.37	62.67

No award was made during 2005 due to a change in the award cycle.
Pensions
Pensions provide an important tool for creating a long-term culture and loyalty.
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which they are likely to retire. Details of individual arrangements for the Executive Directors are set out on page 89.
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
During 2009 the UK Government announced a series of changes to pensions, which will impact the pensions of approximately 600 executives in GSK. The proposed pension legislation (if implemented in full) could have significant negative consequences for UK executives and the effectiveness of pensions will be significantly reduced. Pensions have been and continue to be an important tool for creating a long-term culture and promoting employee retention, and therefore GSK is keeping the situation under active review.
Executives participating in the defined contribution plan receive a company contribution of 15%–20% of base salary depending on grade. They will also have the opportunity to receive up to a further 5% in matched contributions in line with the policy for all other members of the pension plan.
The legacy final salary plans provide for up to two-thirds of final salary at age 60. For employees subject to the cap, benefits in excess of the cap are currently provided through unfunded arrangements. Under the legacy final salary plans, actuarial reduction factors apply where a participant leaves employment of his/her own accord before the age of 60.
If employment is terminated by the company other than for cause then, in the same way as for all other members of the legacy final salary plans, the reduction factors will not apply.
b)  US pension arrangements
In the USA, GSK operates a US Cash Balance Plan which provides for an annual contribution and interest on the sum accumulated in the cash balance plan but with no contractual promise to provide specific levels of retirement income. The plan incorporates an Executive Pension Credit for senior US executives. Contribution rates under the plan range from 15% to 38% of base salary depending on grade. All current senior US executives are eligible for the Executive Pension Credit.
For capped employees in the USA, benefits above the cap are provided through an unfunded non-qualified plan.
Share ownership requirements
To align the interests of Executives with those of shareholders, Executives are required to build up and maintain significant holdings of shares in GSK over time.
Current share ownership requirements (SOR) are set out in the table below:

Share Ownership Requirement

CEO	4 x base salary
Executive Directors	3 x base salary
CET members	2 x base salary

During the year, Mr Witty has been building up his shareholding by actively purchasing shares in the market. He has spent a total of £300,000 of after tax earnings since the publication of the last Annual Report to help build towards his SOR, in addition to the acquisition of shares through dividend reinvestment. He has also elected to participate in GSK’s Deferred Annual Bonus plan in respect of £300,000 (15%) of his 2009 pre-tax bonus. The resultant award of 24,291 deferred shares is included in Mr Witty’s SOR in the table below.
Shareholdings for the purpose of SOR as at 24th February 2010 were:

	Holding for	Holding for
	SOR purposes	SOR purposes	% increase in
	(as at 31/12/08)	(as at 24/02/10)	shareholding

Mr Witty	73,753	144,879	96
	Ordinary shares	Ordinary shares
Mr Heslop	47,750	74,250	55
	Ordinary shares	Ordinary shares
Dr Slaoui	49,799	95,836	92
	Ordinary shares	Ordinary shares

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
Mr Witty and Mr Heslop are members of the ShareSave plan. Mr Witty and Mr Heslop contribute £250 a month into the plan. This provides them with the option to buy shares at the end of the three-year savings period in line with the opportunity available to all UK employees.

GSK Annual Report 2009

Remuneration Report

Mr Witty and Mr Heslop also contribute £125 per month to buy shares under the ShareReward plan. The company matches the number of shares bought each month.
The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2009 is shown on page 83.
Executive Director terms and conditions
Executive Director contracts
The policy set out below provides the framework for contracts for Executive Directors.

Notice period on termination by the employing company or executive	12 calendar months

Termination payment	1 x annual salary
1 x annual on-target bonus*
No mitigation required**

Vesting of LTIs	Rules of relevant incentive plan, as approved by shareholders

Pension	Based on existing arrangements and terms of the relevant pension plan

Non-compete clause	12 months from termination notice date**

*	The CEO has agreed an amendment to his contract to remove a contractual entitlement to bonus as part of his termination package. The contracts of new Executives will not normally include a bonus element in any termination payment. However, to the extent that the company imposes non-compete provisions and restricts the individual from working elsewhere, a compensatory payment may be made.

**	The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive is considered important by the company in order to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.
The following table sets out the details of the Executive Directors’ service contracts:

Current Directors	Date of contract	Effective date	Expiry date

Mr A Witty*	18.06.08	22.05.08	31.08.24
Mr J Heslop	16.03.05	01.04.05	31.01.14
Dr M Slaoui	16.05.06	01.06.06	01.08.19

*	Mr Witty’s contract was renewed in June 2008 following his appointment as CEO, and was supplemented on 4th February 2010 to reflect the changes to his severance terms outlined above.
No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry date.
Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors’ service agreements are terminated by their employing company, the following will apply:
•	in the case of outstanding awards under the GlaxoSmithKline Annual Investment Plan (which was closed to new deferrals with effect from the first quarter of 2006) provided that their agreement is terminated other than for cause, any deferred amount, and any income and gains, are automatically distributed as soon as administratively practicable after termination.

•	in line with the policy applicable to US senior executives, Dr Slaoui may become eligible, at a future date, to receive continuing medical and dental insurance after retirement.
Following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GlaxoSmithKline shares will receive an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit is triggered when the option is exercised or lapses. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger.
Outside appointments for Executive Directors
Any outside appointments must be approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.
Non-Executive Director terms and conditions
Non-Executive Directors of GlaxoSmithKline do not have service contracts but instead have letters of appointment under which it is agreed that they serve the company as a Non-Executive Director until the conclusion of the AGM following the third anniversary of their appointment. In each case this can be extended for a further term of three years by mutual agreement. No Directors serve a term longer than three years without offering themselves for re-election by the shareholders.
Non-Executive Directors are not entitled to compensation if their appointment is terminated.
The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment

Professor Sir Roy Anderson	28.09.07
Dr S Burns	12.02.07
Mr L Culp	09.06.03
Sir Crispin Davis	09.06.03
Sir Deryck Maughan	26.05.04
Mr J Murdoch	26.02.09
Dr D Podolsky	03.07.06
Mr T de Swaan	21.12.05
Sir Robert Wilson	09.06.03
Sir Ian Prosser*	19.06.00
Dr R Schmitz*	19.06.00

*	Sir Ian Prosser and Dr Ronaldo Schmitz retired from the Board at the conclusion of the AGM on 20th May 2009.

GSK Annual Report 2009

Remuneration Report

Non-Executive Directors’ fees
The company aims to provide Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity. Fees applying at 31st December 2009 are as follows:

Per annum

Standard annual cash retainer fee	£75,000

Supplemental fees

Chairman of the Audit & Risk Committee	£80,000

Senior Independent Director and Scientific/Medical Experts	£30,000

Chairman of the Remuneration and Corporate Responsibility Committee	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

The Chairman is the current Chairman of the Corporate
Responsibility Committee, but does not receive the additional fee listed above.
To reflect the increased focus within the company on compliance and risk, GSK has significantly enlarged the remit and responsibilities of the Audit & Risk Committee, and the commitment required from its Chairman. The company agreed that the time requirement for his role as Committee Chairman moving from approximately 30 days to approximately 80 days per annum should be reflected through an increase in the fees payable. Further details of the changes to the Committee’s terms of reference and the new Audit and Assurance model are given on pages 66 to 69.
Following an independent review, the supplemental fee for the Chairman of the Audit & Risk Committee was increased from £30,000 per annum to £80,000 per annum with effect from 1st October 2009.
Exchange rate
Fees that are paid in US dollars were converted at the following exchange rates:

Exchange rate
Date of approval	Period rate applied	£1/US$

29.07.04	01.10.04 – 31.03.08	US $1.8162
28.03.08	01.04.08 – 30.09.09	US $1.9918
03.12.09*	01.10.09 – 31.12.09	US $1.6395
	01.01.10 – 31.12.10	US $1.6326

*	Given the recent fluctuations in the US dollar exchange rate; it was agreed that with effect from 1st October 2009 the exchange rate would be set annually based on the average daily rate for the last quarter of the year prior to payment. The rate would be reviewed if exchange rates moved significantly during the year.
Non-Executive Directors’ share allocation plan
To enhance the link between Directors and shareholders, GSK requires Non-Executive Directors to receive a significant part of their fees in the form of shares. At least 25% of the Non-Executive Directors’ total fees, excluding the Chairman, are paid in the form of shares or ADS and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share account.
The shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are included within the Directors’ interests tables on page 85. The accumulated balance of these shares or ADS, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement from the Board. Upon retirement, the Non-Executive Directors will receive either the shares or ADS or a cash amount equal to the value of the shares or ADS at the date of retirement.
Chairman
Sir Christopher Gent’s letter of appointment to the Board was dated 26th May 2004, under which it was agreed that he would serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the AGM following the third anniversary of his appointment. This was extended for a further term of three years by mutual agreement, with effect from his re-election as a Director at the AGM held on 21st May 2008.
The Chairman’s fees are currently £540,000 per annum plus an allocation of shares to the value of £135,000 per annum.
TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index of which the company is a constituent and to the pharmaceutical performance comparator group from 1st January 2004 to 31st December 2009. The graph has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.
TSR performance
Directors and Senior Management remuneration
The following tables set out, for the Directors of GlaxoSmithKline plc, the remuneration earned in 2009, their interests in shares of GlaxoSmithKline plc, their interests in share options and incentive plans and their pension benefits. The members of the CET also participate in the same remuneration plans as the Executive Directors. The aggregate remuneration and interests of the Directors and Senior Management are also provided.

GSK Annual Report 2009

Remuneration Report
Annual remuneration

		2009				2008
					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
	Footnote	000	000	000	000	000	000	000	000

Executive Directors
Mr A Witty	a,b,c	£948	£180	£2,000	£3,128	£687	£92	£999	£1,778
Mr J Heslop	b	£507	£56	£602	£1,165	£476	£32	£418	£926
Dr M Slaoui	b,d	$865	$507	$1,439	$2,811	$805	$405	$942	$2,152

Non-Executive Directors
Professor Sir Roy Anderson		£120	–	–	£120	£116	–	–	£116
Sir Crispin Davis		£102	–	–	£102	£86	–	–	£86
Sir Christopher Gent		£675	£5	–	£680	£650	£1	–	£651
Mr J Murdoch	e	£54	–	–	£54	–	–	–	–
Mr T de Swaan		£133	–	–	£133	£116	–	–	£116
Sir Robert Wilson		£116	–	–	£116	£106	–	–	£106

Dr S Burns		$188	–	–	$188	$194	–	–	$194
Mr L Culp		$188	–	–	$188	$179	–	–	$179
Sir Deryck Maughan		$188	–	–	$188	$179	–	–	$179
Dr D Podolsky		$245	–	–	$245	$252	–	–	$252

Former Directors
Dr M Barzach	i	£80	–	–	£80	£71	–	–	£71
Mr J Coombe		–	£2	–	£2	–	£3	–	£3
Sir Ian Prosser	h	£48	£5	–	£53	£111	–	–	£111
Dr R Schmitz	h	£37	£5	–	£42	£86	–	–	£86

Dr JP Garnier	b	–	$5,885	–	$5,885	$756	$1,586	$759	$3,101
Dr L Shapiro	f	–	–	–	–	$85	–	–	$85
Mr C Viehbacher	b,g	–	–	–	–	$687	$123	–	$810
Dr T Yamada	b	–	$19	–	$19	–	$2,243	–	$2,243

Total remuneration		£3,893	£4,363	£3,525	£11,781	£4,201	£2,483	£2,336	£9,020

Analysed as:
Executive Directors		£2,009	£561	£3,525	£6,095	£1,598	£343	£1,926	£3,867
Non-Executive Directors		£1,719	£5	–	£1,724	£1,706	£1	–	£1,707
Former Directors		£165	£3,797	–	£3,962	£897	£2,139	£410	£3,446

Total remuneration		£3,893	£4,363	£3,525	£11,781	£4,201	£2,483	£2,336	£9,020

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

a)	Mr Witty joined the Board on 31st January 2008 and his remuneration is disclosed from this date.

b)	Following the merger, and in order to encourage employees to convert their non-savings related options held over legacy shares or ADS, for options over GlaxoSmithKline shares or ADS, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses underwater. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Mr Witty received £49,499 (2008 – £9,374), Mr Heslop received £32,000 (2008 – £14,499) and Dr Slaoui received $32,281 as a result of options granted to them in 1999 lapsing. Dr Garnier received $5,512,369 (2008 – $1,227,599), Mr Viehbacher received $nil (2008 – $50,744) and Dr Yamada received $nil (2008 – $2,225,018) as a result of options granted to them in 1999 lapsing.

c)	Mr Witty has elected to participate in GSK’s Deferred Annual Bonus plan in respect of his bonus for 2009 as described on page 78.

d)	Dr Slaoui is a Non-Executive Director of the Agency for Science, Technology and Research (A*STAR) in respect of which he received $3,951 (2008 – $3,961) during 2009 which is not included above.

e)	Mr Murdoch was appointed to the Board with effect from 20th May 2009.

f)	Dr Shapiro retired from the Board on 17th May 2006 and stepped down as a member of GSK’s Scientific Advisory Board on 21st July 2008. During 2008 she received fees of $85,000 of which $30,000 was in the form of ADS. These are included within fees and salary above.

g)	Mr Viehbacher was appointed to the Board on 31st January 2008 and his remuneration is disclosed from this date. He resigned from the Board on 8th September 2008 and left the company on 31st December 2008.

h)	Sir Ian Prosser and Dr R Schmitz retired as Non-Executive Directors of the company on 20th May 2009. On leaving the Board both Sir Ian Prosser and Dr R Schmitz received the accumulated balance of shares previously awarded under the Non-Executive Directors’ share arrangements based on the then current share price.
This differs from the value as at the dates of allocation as set out in the table on page 85. These are not included within fees and salaries above.

i)	Dr Barzach received fees of €89,700 (2008 – €89,700) from GlaxoSmithKline France for healthcare consultancy provided. These are included within fees and salary above.

None of the above Directors received reimbursement for expenses during the year requiring separate disclosure as required by the Regulations.
GSK Annual Report 2009

Remuneration Report
Non-Executive Directors’ remuneration

	2009			2008
	Total	Cash	Shares/ADS	Total	Cash	Shares/ADS
Fees	000	000	000	000	000	000

Current Non-Executive Directors
Professor Sir Roy Anderson	£120	£90	£30	£116	£87	£29
Sir Crispin Davis	£102	–	£102	£86	–	£86
Sir Christopher Gent	£675	£540	£135	£650	£520	£130
Mr J Murdoch	£54	£40	£14	–	–	–
Mr T de Swaan	£133	£99	£34	£116	£87	£29
Sir Robert Wilson	£116	£87	£29	£106	£79	£27
Dr S Burns	$188	$141	$47	$194	$97	$97
Mr L Culp	$188	$141	$47	$179	–	$179
Sir Deryck Maughan	$188	$141	$47	$179	–	$179
Dr D Podolsky	$245	$184	$61	$252	$126	$126

Former Non-Executive Directors
Sir Ian Prosser	£48	£31	£17	£111	£56	£55
Dr R Schmitz	£37	£26	£11	£86	£51	£35

Total Remuneration	£1,804	£1,302	£502	£1,706	£1,001	£705

The table above sets out the remuneration received as Non-Executive Directors of the company.
Non-Executive Directors are required to take at least a part of their total fees in the form of shares allocated to a share account which is not paid out until retirement from the Board (see page 82 for further details). The total value of these shares and ADS as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADS.
The table below sets out the accumulated number of shares and ADS held by the Non-Executive Directors in relation to their fees received as Board members as at 31st December 2009, together with the movements in their accounts over the year.

		Number of shares and ADS
			Allocated	Dividends
Non-Executive Directors’ share arrangements	Footnote	At 31.12.08	& elected	reinvested	Paid out	At 31.12.09

Current Non-Executive Directors
Shares
Professor Sir Roy Anderson		3,001	2,578	151	–	5,730
Sir Crispin Davis		32,683	8,725	1,501	–	42,909
Sir Christopher Gent	a	39,589	11,614	1,822	–	53,025
Mr J Murdoch	b	–	1,075	2	–	1,077
Mr T de Swaan		5,784	2,891	277	–	8,952
Sir Robert Wilson		9,221	2,488	424	–	12,133

ADS
Dr S Burns		3,645	1,293	158	–	5,096
Mr L Culp		16,822	1,293	717	–	18,832
Sir Deryck Maughan		14,756	1,293	629	–	16,678
Dr D Podolsky		6,064	1,689	264	–	8,017

Former Non-Executive Directors
Sir Ian Prosser		30,802	1,599	1,308	32,469	1,240
Dr R Schmitz		23,519	995	997	25,511	–

a)	The Chairman receives an allocation of shares to the value of £135,000 per annum.

b)	Mr Murdoch was appointed to the Board with effect from 20th May 2009.
GSK Annual Report 2009

Remuneration Report
The table below sets out the settlement of former Non-Executive Directors’ share arrangements on their leaving the Board:

			Value of	Value of
		Date of	awards on	awards on	Payments
	Footnote	leaving	allocation	leaving	in 2009

Sir Ian Prosser	a,b	20.05.09	£382,142	£356,644	£343,525
Dr R Schmitz	a,c	20.05.09	£285,566	£269,906	£269,906

a)	The change in value of awards between allocation and leaving is attributable to dividends re-invested and the change in share price between the dates of award and dates of leaving.

b)	Awards to Sir Ian Prosser under the Non-Executive Directors’ share arrangements were partially settled in shares during 2009 with the balance of 1,240 shares to be settled in 2010.

c)	Awards to Dr R Schmitz under the Non-Executive Directors’ share arrangements were settled in cash during 2009.
Directors’ interests
The following interests of the Directors of the company and their connected persons are shown in accordance with the FSA Listing Rules.

		Shares			ADS
				1st January
		19th February	31st December	2009 or date of	19th February	31st December	1st January
	Footnote	2010	2009	appointment	2010	2009	2009

Executive Directors
Mr A Witty	a	100,658	91,472	73,753	–	–	–
Mr J Heslop	a	49,631	49,350	47,750	–	–	–
Dr M Slaoui	b	61,402	60,948	48,636	666	592	411

Non-Executive Directors
Professor Sir Roy Anderson	c	5,730	5,730	3,001	–	–	–
Dr S Burns	c	44	44	44	5,161	5,161	3,805
Mr L Culp	c	–	–	–	18,832	18,832	16,822
Sir Crispin Davis	c	49,669	49,669	39,443	–	–	–
Sir Christopher Gent	c	53,025	53,025	39,589	–	–	–
Sir Deryck Maughan	c	–	–	–	16,678	16,678	14,756
Mr J Murdoch	c,d	2,077	2,077	–	–	–	–
Dr D Podolsky	c	–	–	–	8,017	8,017	6,065
Mr T de Swaan	c	8,952	8,952	5,784	–	–	–
Sir Robert Wilson	c	18,262	18,262	15,349	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares. The interests of the above-mentioned Directors at 19th February 2010 reflect the change between the year-end and that date.

a)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Mr Witty totalling 2,216 at 31st December 2009 (31st December 2008 – 1,853) and 2,281 shares at 19th February 2010 and Mr Heslop totalling 2,216 at 31st December 2009 (31st December 2008 – 1,853) and 2,281 shares at 19th February 2010.

b)	Includes ADS purchased in the GlaxoSmithKline Stock Fund within the US Retirement Savings Plan and US Executive Supplemental Savings Plan.

c)	Includes shares and ADS received as part or all of their fees, as described under Non-Executive Directors’ share allocation plan on page 82. Dividends received on these shares and ADS were converted to shares and ADS as at 31st December 2009.

d)	Mr Murdoch was appointed to the Board with effect from 20th May 2009. His holdings are shown from that date.
GSK Annual Report 2009

Remuneration Report
Incentive plans
Share options

Options – Shares			Granted
	Footnote	At 31.12.08	Date of grant	Exercise period	Grant price	Number	Lapsed	At 31.12.09

Mr A Witty		1,664,623	–	–	–	–	114,921	1,549,702
Mr J Heslop	a	1,020,361	01.12.09	01.12.12 – 31.05.16	£9.72	933	131,894	889,400
Dr M Slaoui	b	170,712	–	–	–	–	15,522	155,190

Options – ADS			Granted
		At 31.12.08	Date of grant	Exercise period	Grant price	Number	Lapsed	At 31.12.09

Dr M Slaoui	b	324,640	17.02.09	17.02.12 – 16.02.19	$33.42	164,690	–	489,330

a)	The grant of share options to Mr Heslop is in respect of his participation in the 2009 ShareSave plan.

b)	These details include the interests of Dr Slaoui’s connected person who is also an employee of GSK.
For those options outstanding at 31st December 2009, the earliest and latest vesting and lapse dates for options above and below the market price for a GlaxoSmithKline share at the year-end are given in the table below.

Mr A Witty		Weighted average		Vesting date		Lapse date
		grant price	Number	earliest	latest	earliest	latest

Options above market price	vested	16.29	297,693	25.02.03	20.02.09	24.02.10	19.02.16
at year-end:	unvested	14.88	195,500	19.02.10	19.02.10	17.02.17	17.02.17

Options below market price	vested	11.85	385,500	02.12.05	30.11.07	30.11.12	01.12.14
at year-end:	unvested	11.63	671,009	18.12.11	01.12.11	31.05.12	20.07.18

Total share options as at 31st December 2009		12.99	1,549,702

Mr J Heslop		Weighted average		Vesting date		Lapse date
		grant price	Number	earliest	latest	earliest	latest

Options above market price	vested	15.93	286,717	25.02.03	20.02.09	24.02.10	19.02.16
at year-end:	unvested	14.88	242,750	19.02.10	19.02.10	17.02.17	17.02.17

Options below market price	vested	11.90	116,250	27.10.06	30.11.07	25.10.13	01.12.14
at year-end:	unvested	11.46	243,683	18.02.11	30.11.12	31.05.13	16.02.18

Total share options as at 31st December 2009		13.89	889,400

Dr M Slaoui		Weighted average	Vesting date			Lapse date
		grant price	Number	earliest	latest	earliest	latest

Options above market price at year-end:	vested	14.68	73,340	20.02.09	20.02.09	19.02.16	19.02.16

Options below market price at year-end:	vested	11.59	81,850	02.12.05	30.11.07	30.11.12	01.12.14

Total share options as at 31st December 2009		13.05	155,190

Options above market price at year-end:	unvested	51.38	324,640	19.02.10	18.02.11	17.02.17	16.02.18

Options below market price at year-end:	unvested	33.42	164,690	17.02.12	17.02.12	15.02.19	15.02.19

Total ADS options as at 31st December 2009		45.33	489,330

This includes those share options held by Dr Slaoui’s connected person, who is also an employee of GSK.
GSK Annual Report 2009

Remuneration Report
GSK granted share options to Executive Directors on an annual basis until 2009. The Directors hold these options under the various share option plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. None of the Non-Executive Directors had an interest in any option over the company’s shares.
The table below sets out, for share options granted in respect of 2007 and 2008, the performance periods, the performance targets and whether or not the options have vested at 31st December 2009.

				Performance target
			Vesting status	Annualised growth	Percentage of
Grant	Footnote	Performance period	at 31.12.09	in EPS	award vesting

February 2007	a	01.01.07 – 31.12.09	Unvested	> RPI + 6%	100%
February 2008		01.01.08 – 31.12.10	Unvested	RPI + 5%	83%
				RPI + 4%	67%
				RPI + 3%	50%
				< RPI + 3%	0%

a)	The performance targets for these share options were not met, and as a result they lapsed on the third anniversary of the date of grant.
The table below sets out, for share options granted in respect of 2009 the performance period and targets.

			Performance target
		Vesting status	Annualised growth	Percentage of
Grant	Performance period	at 31.12.09	in EPS	award vesting

February 2009 – 50% of award	01.01.09 – 31.12.11	Unvested	> RPI + 6%	100%
February 2009 – 50% of award	01.01.09 – 31.12.12	Unvested	RPI + 5%	85%
			RPI + 4%	65%
			RPI + 3%	30%
			< RPI + 3%	0%

The highest and lowest closing prices during the year ended 31st December 2009 for GlaxoSmithKline shares were £13.34 and £9.87, respectively. The highest and lowest prices for GlaxoSmithKline ADS during the year ended 31st December 2009 were $42.91 and $27.27, respectively. The market price for a GlaxoSmithKline share on 31st December 2009 was £13.20 (31st December 2008 – £12.85) and for a GlaxoSmithKline ADS was $42.25 (31st December 2008 – $37.27). The prices on 19th February 2010 were £12.35 per GlaxoSmithKline share and $38.26 per GlaxoSmithKline ADS.
Performance Share Plan (PSP) awards
Performance share awards are made to Executive Directors on an annual basis. The Directors hold these options under the various PSP plans referred to in Note 42 to the financial statements.

Mr A Witty – Shares			Market					Additional
		Number	price on	Vested				shares by
	Unvested	granted in	date of		Market			dividends	Unvested
Performance period	at 31.12.08	2009	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.09

01.01.06 – 31.12.08	85,942	–	£14.68	–	–	–	87,126	1,184	–
01.01.07 – 31.12.09	91,821	–	£14.88	–	–	–	–	3,589	95,410
01.01.08 – 31.12.10	232,908	–	£11.47	–	–	–	–	9,102	242,010
01.01.08 – 31.12.10	63,443	–	£12.21	–	–	–	–	2,480	65,923
01.01.09 – 31.12.11	–	470,809	£10.51	–	–	–	–	5,337	476,146

Mr J Heslop – Shares			Market					Additional
		Number	price on	Vested				shares by
	Unvested	granted in	date of		Market			dividends	Unvested
Performance period	at 31.12.08	2009	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.09

01.01.06 – 31.12.08	111,613	–	£14.68	–	–	–	113,150	1,537	–
01.01.07 – 31.12.09	113,426	–	£14.88	–	–	–	–	4,433	117,859
01.01.08 – 31.12.10	108,690	–	£11.47	–	–	–	–	4,248	112,938
01.01.09 – 31.12.11	–	197,740	£10.51	–	–	–	–	2,242	199,982

GSK Annual Report 2009

Remuneration Report

Dr M Slaoui – Shares			Market					Additional
		Number	price on	Vested				shares by
	Unvested	granted in	date of		Market			dividends	Unvested
Performance period	at 31.12.08	2009	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.09

01.01.06 – 31.12.08	32,055	–	£14.68	16,248	11.91	193,518	16,248	441	–

Dr M Slaoui – ADS			Market					Additional
		Number	price on	Vested				ADS by
	Unvested	granted in	date of		Market			dividends	Unvested
Performance period	at 31.12.08	2009	grant	Number	price	Gain	Lapsed	reinvested	at 31.12.09

01.01.07 – 31.12.09	76,284	–	$58.00	–	–	–	–	3,002	79,286
01.01.08 – 31.12.10	73,115	–	$44.75	–	–	–	–	2,876	75,991
01.01.09 – 31.12.11	–	2,620	$33.42	–	–	–	–	66	2,686
01.01.09 – 31.12.11	–	69,000	$33.50	–	–	–	–	804	69,804

This includes those performance shares held by Dr Slaoui’s connected person, who is also an employee of GSK.
Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant measurement period and is dependent on GSK’s performance during that period as described on pages 78 to 79. The Committee adjusted the comparator group by removing Schering-Plough and Wyeth following their de-listing during 2009, and revised the vesting schedule accordingly. For outstanding and future awards, TSR performance will be measured against the revised comparator group including GSK, as set out below.
Dividends are reinvested on the performance shares awarded to Executives, throughout the performance period and up to the date of the final award. The dividend reinvestment is calculated as of the dividend payment date. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards. The total gain on vesting of PSP awards made by Executive Directors and connected persons is £193,518 (2008 – £4,826,067).
The following vesting schedules apply to PSP awards made in 2007 and 2008.

			TSR vesting schedule
Award	% of Award	Performance Period	TSR rank with 12 other companies	Percentage of award vesting

2007	100	01.01.07 – 31.12.09	1	100%
2008	100	01.01.08 – 31.12.10	2	100%
			3	87%
			4	74%
			5	61%
			6	48%
			Median	35%
			Below median	0%

The following vesting schedules apply to PSP awards made in 2009.

			TSR vesting schedule
Award	% of Award	Performance Period	TSR rank with 10 other companies	Percentage of award vesting

2009	30	01.01.09 – 31.12.11	1	100%
	30	01.01.09 – 31.12.12	2	100%
			3	100%
			4	80%
			5	55%
			Median	30%
			Below median	0%

				Adjusted free cash flow vesting schedule
			Cash flow Targets
Award	% of Award	Performance Period	£bn	Percentage of award vesting

2009	40	01.01.09 – 31.12.11	13.5 – 16.0	25% – 100%

GSK Annual Report 2009

Remuneration Report
Share Value Plan awards

Dr M Slaoui – Shares and ADS			Market
		Number	price on	Vested & deferred
	Unvested	granted in	date of		Market		Unvested
Plan year	at 31.12.08	2009	grant	Number	price	Gain	at 31.12.09
2006 (Shares)	1,200	–	£14.68	1,200	£11.33	£13,596	–
2007 (ADS)	890	–	$58.00	–	–	–	890
2008 (ADS)	890	–	$44.75	–	–	–	890
2008 (ADS)	2,980	–	$48.55	–	–	–	2,980
2009 (ADS)	–	1,490	$33.42	–	–	–	1,490

As an Executive Director, Dr Slaoui is not eligible to receive awards under the Share Value Plan. The awards shown above reflect the holdings of Dr Slaoui’s connected person, an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment with GSK.
Pension benefits
The accrued annual pension benefits and transfer values for Executive Directors in office on 31st December 2009 on retirement are set out below.
The Companies Act 2006 requires disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The Listing Rules require additional disclosure of the change in the accrued benefit, net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

									Change in
			Change in	Personal					accrued	Transfer value
	Accrued	Accrued	accrued	contributions	Transfer	Transfer	Change		benefit over	of change
	benefit at	benefit at	benefit	made during	value at	value at	in transfer		year net	in accrued
Executive Directors	31.12.08	31.12.09	over year	the year	31.12.08	31.12.09	value		of inflation	benefit	*
	000	000	000	000	000	000	000	*	000	000

Mr A Witty	£315	£446	£131	£30	£3,848	£6,272	£2,394		£115	£1,638
Mr J Heslop	£170	£201	£31	£16	£2,837	£3,787	£934		£23	£471
Dr M Slaoui	$131	$187	$56	–	$731	$1,101	$370		$54	$370
Dr M Slaoui	€55	€59	€4	–	€608	€647	€39		€3	€39

*	These are shown net of contributions made by the individual.
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
Mr Witty’s and Mr Heslop’s transfer values have been calculated on the basis of actuarial advice in accordance with pensions regulation. The transfer value represents the present value of future payments to be made under the pension plan. Mr Witty’s annual accrued benefit has increased by £130,556 (£114,770 excluding the effects of inflation), and the transfer value less personal contributions has increased by £2,394,197 over the year. Mr Heslop’s annual accrued benefit has increased by £31,040 (£22,504 excluding the effects of inflation) and the transfer value less personal contributions has increased by £934,150 over the year.
GSK Annual Report 2009

Remuneration Report

Dr Slaoui is a member of the US Executive Cash Balance Pension Plan. The plan provides for an Executive Pension Credit, under which GSK makes annual contributions calculated as a percentage of the executive’s base salary. GSK makes contributions at 38% of base pay. The fund increases at an interest rate set annually in advance based on the 30 year US Treasury bond rate to provide a cash sum at retirement. The plan has no entitlement to a spouse’s pension or to pension increases.
The transfer value, or cash sum, has increased by $369,981 for Dr Slaoui over the year as a result of further accumulation of interest and contributions paid by the company.
Dr Slaoui was an active participant in the Belgium Fortis Plan until 31st May 2006. This plan is a defined benefit plan with a lump sum payable at normal retirement which is age 60 for the plan. The transfer value, or cash sum, of Dr Slaoui’s plan has increased by €38,893 over the year as a result of further accumulation of interest.
Dr Slaoui is a member of the US Retirement Savings Plan, a 401k savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to accrue benefits above US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement.
During 2009, contributions of $108,249 (£69,390) were paid into these two schemes by GSK in respect of Dr Slaoui.
Directors and Senior Management
Further information is also provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Executive and Non-Executive Directors and members of the CET. For the financial year 2009, the total compensation paid to members of the group for the periods during which they served in that capacity was £23,187,437, the aggregate increase in accrued pension benefits, net of inflation, was £1,225,166 and the aggregate payment to defined contribution schemes was £393,409.
During 2009, the members of the group were granted 941,000 share options and 665,940 ADS options under the Share Option plan, were awarded 1,073,049 shares and 308,370 ADS under the Performance Share Plan, were awarded 2,500 shares and 1,490 ADS under the Share Value Plan. No notional shares or ADS were granted under the Deferred Investment Award Plan in 2009. Members of the group were awarded through the reinvestment of dividends 61,370 shares and 20,218 ADS in the Performance Share Plan and 4,854 notional shares in the Deferred Investment Award Plan.
At 19th February 2010, the group (comprising 27 persons) owned 872,256 shares and 85,156 ADS, constituting less than 2% of the issued share capital of the company (with none of such 27 persons beneficially owning 1% or more of the issued share capital of the company). The group also held, at that date: options to purchase 7,269,817 shares and 2,109,720 ADS; 2,263,230 shares and 748,782 ADS awarded under the Performance Share Plan, including those shares and ADS that are vested and deferred; 40,139 vested and deferred ADS under the legacy SmithKline Beecham Mid-Term Incentive Plan; 20,130 shares and 6,250 ADS awarded under the Share Value Plan and 88,435 notional shares awarded under the Deferred Investment Award Plan. These holdings were issued under the various executive share option plans described in Note 42 to the financial statements, ‘Employee share schemes’.
Directors’ interests in contracts
Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company.
Basis of preparation
The Directors’ Remuneration Report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the Regulations) and meets the relevant requirements of the FSA Listing Rules.
The Remuneration report has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
24th February 2010

GSK Annual Report 2009

Financial statements

The financial statements provide a summary of the Group’s financial performance throughout 2009 and its position as at 31st December 2009. The consolidated financial statements are prepared in accordance with the IFRS as adopted by the European Union and also IFRS as issued by the International Accounting Standards Board.

Financial statements
The consolidated financial statements present the profit and cash flow for the year and the balance sheet position at the end of the year.

Notes to the financial statements
The notes to the financial statements provide supporting analyses to the primary statements.

GSK Annual Report 2009

Directors’ statement of responsibilities

Directors’ statement of responsibilities in relation to the Group financial statements
The Directors are responsible for preparing the Annual Report, the Remuneration Report and the Group financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS, as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.
In preparing those financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the financial statements.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Group financial statements for the year ended 31st December 2009, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 94 and 176 of this Report.
The responsibilities of the auditors in relation to the Group financial statements are set out in the Report of Independent Registered Public Accounting Firm on page 93.
The Group financial statements for the year ended 31st December 2009 are included in the Annual Report. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.
Each of the current Directors, whose names and functions are listed in the Corporate governance section of the Annual Report 2009 confirms that, to the best of his or her knowledge:
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
This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.
Going concern basis
The Business review on pages 6 to 53 contains information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’.
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.
Internal control
The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.
The Combined Code
The Board considers that GlaxoSmithKline plc applies the Main Principles of the Combined Code on Corporate Governance of the Financial Reporting Council, as described under ‘Corporate governance’ on pages 54 to 72, and has complied with its provisions except as described on page 71.
As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31st December 2009, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by
Sir Christopher Gent
Chairman
24th February 2010

GSK Annual Report 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statements of cash flows, consolidated statements of comprehensive income and, consolidated statement of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31st December 2009 and 31st December 2008, and the results of their operations and cash flows for each of the three years in the period ended 31st December 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission COSO. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Managements annual report on internal control over financial reporting’ on page 72. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

PricewaterhouseCoopers LLP
London
United Kingdom
1st March 2010

GSK Annual Report 2009

Consolidated income statement
for the year ended 31st December 2009

		2009
		Results
		before major	Major
		restructuring	restructuring	Total
	Notes	£m	£m	£m

Turnover	6	28,368	–	28,368
Cost of sales		(7,095)	(285)	(7,380)

Gross profit		21,273	(285)	20,988
Selling, general and administration		(9,200)	(392)	(9,592)
Research and development		(3,951)	(155)	(4,106)
Other operating income	8	1,135	–	1,135

Operating profit	9,10	9,257	(832)	8,425

Finance income	11	70	–	70
Finance costs	12	(780)	(3)	(783)
Profit on disposal of interest in associate		115	–	115
Share of after tax profits of associates and joint ventures	13	64	–	64

Profit before taxation		8,726	(835)	7,891

Taxation	14	(2,443)	221	(2,222)

Profit after taxation for the year		6,283	(614)	5,669

Profit attributable to minority interests		138	–	138
Profit attributable to shareholders		6,145	(614)	5,531

		6,283	(614)	5,669

Basic earnings per share (pence)	15			109.1	p
Diluted earnings per share (pence)	15			108.2	p

The calculation of ‘Results before major restructuring’ is described in Note 1, ‘Presentation of the financial statements’.
Consolidated statement of comprehensive income
for the year ended 31st December 2009

2009
£m

Profit for the year	5,669

Exchange movements on overseas net assets and net investment hedges	(194)
Reclassification of exchange on liquidation of overseas subsidiary	(44)
Tax on exchange movements	19
Fair value movements on available-for-sale investments	42
Deferred tax on fair value movements on available-for-sale investments	(24)
Reclassification of fair value movements on available-for-sale investments	–
Deferred tax reversed on reclassification of available-for-sale investments	13
Actuarial (losses)/gains on defined benefit plans	(659)
Deferred tax on actuarial movements in defined benefit plans	183
Fair value movements on cash flow hedges	(6)
Deferred tax on fair value movements on cash flow hedges	2
Reclassification of cash flow hedges to income and expense	1
Fair value movement on subsidiary acquisition	(6)

Other comprehensive (expense)/income for the year	(673)

Total comprehensive income for the year	4,996

Total comprehensive income for the year attributable to:
Shareholders	4,895
Minority interests	101

Total comprehensive income for the year	4,996

GSK Annual Report 2009

2008				2007
Results				Results
before major	Major			before major	Major
restructuring	restructuring	Total		restructuring	restructuring	Total
£m	£m	£m		£m	£m	£m

24,352	–	24,352		22,716	–	22,716
(5,776)	(639)	(6,415)		(5,206)	(111)	(5,317)

18,576	(639)	17,937		17,510	(111)	17,399
(7,352)	(304)	(7,656)		(6,817)	(137)	(6,954)
(3,506)	(175)	(3,681)		(3,237)	(90)	(3,327)
541	–	541		475	–	475

8,259	(1,118)	7,141		7,931	(338)	7,593

313	–	313		262	–	262
(838)	(5)	(843)		(453)	–	(453)
–	–	–		–	–	–
48	–	48		50	–	50

7,782	(1,123)	6,659		7,790	(338)	7,452

(2,231)	284	(1,947)		(2,219)	77	(2,142)

5,551	(839)	4,712		5,571	(261)	5,310

110	–	110		96	–	96
5,441	(839)	4,602		5,475	(261)	5,214

5,551	(839)	4,712		5,571	(261)	5,310

		88.6	p			94.4	p
		88.1	p			93.7	p

2008	2007
£m	£m

4,712	5,310

1,017	411
84	–
15	21
(47)	(53)
5	8
(34)	(46)
3	11
(1,370)	671
441	(195)
6	(6)
(3)	2
–	–
–	–

117	824

4,829	6,134

4,670	6,012
159	122

4,829	6,134

GSK Annual Report 2009

Consolidated balance sheet
as at 31st December 2009

		2009	2008
	Notes	£m	£m

Non-current assets
Property, plant and equipment	17	9,374	9,678
Goodwill	18	3,361	2,101
Other intangible assets	19	8,183	5,869
Investments in associates and joint ventures	20	895	552
Other investments	21	454	478
Deferred tax assets	14	2,374	2,760
Derivative financial instruments	41	68	107
Other non-current assets	22	583	579

Total non-current assets		25,292	22,124

Current assets
Inventories	23	4,064	4,056
Current tax recoverable	14	58	76
Trade and other receivables	24	6,492	6,265
Derivative financial instruments	41	129	856
Liquid investments	32	268	391
Cash and cash equivalents	25	6,545	5,623
Assets held for sale	26	14	2

Total current assets		17,570	17,269

Total assets		42,862	39,393

Current liabilities
Short-term borrowings	32	(1,471)	(956)
Trade and other payables	27	(6,772)	(6,075)
Derivative financial instruments	41	(168)	(752)
Current tax payable	14	(1,451)	(780)
Short-term provisions	29	(2,256)	(1,454)

Total current liabilities		(12,118)	(10,017)

Non-current liabilities
Long-term borrowings	32	(14,786)	(15,231)
Deferred tax liabilities	14	(645)	(714)
Pensions and other post-employment benefits	28	(2,981)	(3,039)
Other provisions	29	(985)	(1,645)
Derivative financial instruments	41	–	(2)
Other non-current liabilities	30	(605)	(427)

Total non-current liabilities		(20,002)	(21,058)

Total liabilities		(32,120)	(31,075)

Net assets		10,742	8,318

Equity
Share capital	33	1,416	1,415
Share premium account	33	1,368	1,326
Retained earnings	34	6,321	4,622
Other reserves	34	900	568

Shareholders’ equity		10,005	7,931

Minority interests		737	387

Total equity		10,742	8,318

Approved by the Board on 24th February 2010
Sir Christopher Gent
 Chairman
GSK Annual Report 2009

Consolidated statement of changes in equity
for the year ended 31st December 2009

	Shareholders’ equity
	Share	Share	Retained	Other		Minority	Total
	capital	premium	earnings	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2007	1,498	858	6,965	65	9,386	262	9,648
Profit for the year	–	–	5,214	–	5,214	96	5,310
Other comprehensive income for the year	–	–	890	(92)	798	26	824
Distributions to minority interests	–	–	–	–	–	(77)	(77)
Dividends to shareholders	–	–	(2,793)	–	(2,793)	–	(2,793)
Ordinary shares issued	9	408	–	–	417	–	417
Ordinary shares purchased and cancelled	(4)	–	(213)	4	(213)	–	(213)
Ordinary shares purchased and held as Treasury shares	–	–	(3,537)	–	(3,537)	–	(3,537)
Ordinary shares acquired by ESOP Trusts	–	–	–	(26)	(26)	–	(26)
Ordinary shares transferred by ESOP Trusts	–	–	–	116	116	–	116
Write-down of shares held by ESOP Trusts	–	–	(292)	292	–	–	-
Share-based incentive plans	–	–	237	–	237	–	237
Tax on share-based incentive plans	–	–	4	–	4	–	4

At 31st December 2007	1,503	1,266	6,475	359	9,603	307	9,910
Profit for the year	–	–	4,602	–	4,602	110	4,712
Other comprehensive income for the year	–	–	121	(53)	68	49	117
Distributions to minority interests	–	–	–	–	–	(79)	(79)
Dividends to shareholders	–	–	(2,929)	–	(2,929)	–	(2,929)
Ordinary shares issued	2	60	–	–	62	–	62
Ordinary shares purchased and cancelled	(90)	–	(3,706)	90	(3,706)	–	(3,706)
Ordinary shares acquired by ESOP Trusts	–	–	–	(19)	(19)	–	(19)
Ordinary shares transferred by ESOP Trusts	–	–	–	10	10	–	10
Write-down of shares held by ESOP Trusts	–	–	(181)	181	–	–	-
Share-based incentive plans	–	–	241	–	241	–	241
Tax on share-based incentive plans	–	–	(1)	–	(1)	–	(1)

At 31st December 2008	1,415	1,326	4,622	568	7,931	387	8,318
Profit for the year	–	–	5,531	–	5,531	138	5,669
Other comprehensive expense for the year	–	–	(663)	27	(636)	(37)	(673)
Distributions to minority interests	–	–	–	–	–	(89)	(89)
Changes in minority shareholdings	–	–	–	–	–	338	338
Put option over minority interest	–	–	–	(2)	(2)	–	(2)
Dividends to shareholders	–	–	(3,003)	–	(3,003)	–	(3,003)
Ordinary shares issued	1	42	–	–	43	–	43
Ordinary shares acquired by ESOP Trusts	–	–	–	(57)	(57)	–	(57)
Ordinary shares transferred by ESOP Trusts	–	–	–	13	13	–	13
Write-down of shares held by ESOP Trusts	–	–	(351)	351	–	–	-
Share-based incentive plans	–	–	171	–	171	–	171
Tax on share-based incentive plans	–	–	14	–	14	–	14

At 31st December 2009	1,416	1,368	6,321	900	10,005	737	10,742

GSK Annual Report 2009

Consolidated cash flow statement
for the year ended 31st December 2009

		2009	2008	2007
	Notes	£m	£m	£m

Cash flow from operating activities
Profit after taxation for the year		5,669	4,712	5,310
Adjustments reconciling profit after tax to operating cash flows	36	3,876	4,343	2,770

Cash generated from operations		9,545	9,055	8,080
Taxation paid		(1,704)	(1,850)	(1,919)

Net cash inflow from operating activities		7,841	7,205	6,161

Cash flow from investing activities
Purchase of property, plant and equipment		(1,418)	(1,437)	(1,516)
Proceeds from sale of property, plant and equipment		48	20	35
Purchase of intangible assets		(455)	(632)	(627)
Proceeds from sale of intangible assets		356	171	9
Purchase of equity investments		(154)	(87)	(186)
Proceeds from sale of equity investments		59	42	45
Purchase of businesses, net of cash acquired	38	(2,792)	(454)	(1,027)
Investments in associates and joint ventures	38	(29)	(9)	(1)
Decrease/(increase) in liquid investments		87	905	(39)
Interest received		90	320	247
Dividends from associates and joint ventures		17	12	12
Proceeds from disposal of associates		178	–	–

Net cash outflow from investing activities		(4,013)	(1,149)	(3,048)

Cash flow from financing activities
Proceeds from own shares for employee share options		13	9	116
Shares acquired by ESOP Trusts		(57)	(19)	(26)
Issue of share capital	33	43	62	417
Purchase of own shares for cancellation		–	(3,706)	(213)
Purchase of Treasury shares		–	–	(3,538)
Increase in long-term loans		1,358	5,523	3,483
Repayment of long-term loans		–	–	(207)
Increase in short-term loans		646	275	2,057
Repayment of short-term loans		(748)	(3,334)	(425)
Net repayment of obligations under finance leases		(48)	(48)	(39)
Interest paid		(780)	(730)	(378)
Dividends paid to shareholders		(3,003)	(2,929)	(2,793)
Dividends paid to minority interests		(89)	(79)	(77)
Other financing cash flows		(109)	68	(79)

Net cash outflow from financing activities		(2,774)	(4,908)	(1,702)

Increase in cash and bank overdrafts	37	1,054	1,148	1,411

Exchange adjustments		(158)	1,103	48
Cash and bank overdrafts at beginning of year		5,472	3,221	1,762

Cash and bank overdrafts at end of year		6,368	5,472	3,221

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		6,545	5,623	3,379
Overdrafts		(177)	(151)	(158)

		6,368	5,472	3,221

GSK Annual Report 2009

Notes to the financial statements

1 Presentation of the financial statements
Description of business
GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, anti-virals, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials, oncology and emesis, dermatalogicals and vaccines.
Compliance with applicable law and IFRS
The financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.
The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.
Composition of financial statements
The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:
•	Consolidated income statement
•	Consolidated statement of comprehensive income
•	Consolidated balance sheet
•	Consolidated statement of changes in equity
•	Consolidated cash flow statement
•	Notes to the financial statements.
Accounting convention
The financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain items, as stated in the accounting policies.
Financial period
These financial statements cover the financial year from 1st January to 31st December 2009, with comparative figures for the financial years from 1st January to 31st December 2008 and, where appropriate, from 1st January to 31st December 2007.
Composition of the Group
A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 43, ‘Principal Group companies’.
Presentation of restructuring costs
In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure.
With an estimated total cost of approximately £4.5 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled ‘Major restructuring’.
In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 and the $3.6 billion (£2.2 billion) acquisition of Stiefel Laboratories in July 2009 are the only acquisitions since October 2007 that meet the criteria set out above and are the only acquisitions where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.
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

GSK Annual Report 2009

Notes to the financial statements

1 Presentation of the financial statements
continued
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
Implementation of new accounting standards
With effect from 1st January 2009, GSK has implemented IFRS 8 ‘Operating segments’, IAS 1 (Revised) ‘Presentation of financial statements’, IAS 23 (Revised) ‘Borrowing costs’ and minor amendments to a number of other accounting standards. The implementation of IFRS 8 has resulted in changes to the segmental information reported by GSK. Comparative information has been presented on a consistent basis. Further information is given in Note 6, ‘Segment information’.
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
Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures and associates is also deferred until the products are sold to third parties. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.
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

GSK Annual Report 2009

Notes to the financial statements

2 Accounting principles and policies continued
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
When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.
Revenue
Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, and reliable estimates can be made of relevant deductions. Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.
Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £439 million (2008 – £378 million; 2007 – £274 million).
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
No provision is made for other unasserted claims. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the case but no provision is typically made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

GSK Annual Report 2009

Notes to the financial statements

2 Accounting principles and policies continued
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
Pension scheme assets are measured at fair value at the balance sheet date. Actuarial gains and losses, differences between the expected and actual returns of assets and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise. The Group’s contributions to defined contribution plans are charged to the income statement as incurred. The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.
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
Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.
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
Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.
Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.
The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven years and other computer software over three to five years.

GSK Annual Report 2009

Notes to the financial statements

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
Available-for-sale investments
Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in other comprehensive income. Impairments arising from the significant or prolonged decline in fair value of an equity investment reduce the carrying amount of the asset directly and are charged to the income statement.
On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.
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
Borrowings
All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.
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

GSK Annual Report 2009

Notes to the financial statements

2 Accounting principles and policies continued
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
Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.
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
Discounting
Where the time effect of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income and finance costs.
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

GSK Annual Report 2009

Notes to the financial statements

3 Key accounting judgements and estimates
continued
Legal and other disputes
GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reasonable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.
The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. Provisions for product liability claims on certain products have been made on an ‘incurred but not reported’ basis where sufficient history of claims made and settlements is available. No provisions have been made for other unasserted claims. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made. At 31st December 2009 provisions for legal and other disputes amounted to £2,020 million (2008 – £1,903 million).
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements.
Property, plant and equipment
The carrying values of property, plant and equipment are tested for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of fair value less costs to sell and value in use, measured by assessing risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests, as set out in Note 17, ‘Property, plant and equipment’, to change with a consequent adverse effect on the future results of the Group.
Goodwill
Goodwill arising on business combinations is capitalised and allocated to an appropriate cash generating unit. It is deemed to have an indefinite life and so is not amortised. Annual impairment tests of the relevant cash generating units are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests, as set out in Note 18, ‘Goodwill’, to change with a consequent adverse effect on the future results of the Group.
Other intangible assets
Where intangible assets are acquired by GSK from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, which may include periods of non-exclusivity. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised on a straight-line basis over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests.
Both initial valuations and valuations for subsequent impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.
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
Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £440 million and an increase in the annual pension cost of approximately £7 million. The selection of different assumptions could affect the future results of the Group.

GSK Annual Report 2009

Notes to the financial statements

4 New accounting requirements
The following new and amended accounting standards and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although none is expected to have a material impact on the results or financial position of the Group.
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
IFRS 3 (Revised) and IAS 27 (Revised) will both be applied prospectively to transactions occurring on or after 1st January 2010.
An amendment to IAS 39 ‘Financial instruments: Recognition and measurement – Eligible hedged items’ was issued in July 2008 and will be implemented by GSK from 1st January 2010. The amendment clarifies two aspects of hedge accounting relating to hedging with options and the identification of inflation as a hedged risk.
An amendment to IAS 32 ‘Financial instruments: Presentation – Classification of rights issues’ was issued in October 2009 and will be implemented by GSK from 1st January 2011. The amendment requires an issue to all existing shareholders of rights to acquire additional shares to be recognised in equity, regardless of the currency of the shares.
IFRIC 17 ‘Distributions of non-cash assets to owners’ was published in November 2008 and will be implemented by GSK from 1st January 2010. The Interpretation specifies how an entity should account for distributions of non-cash assets to its owners.
The following new standards and interpretations have not yet been endorsed by the EU:
The IASB’s annual improvements project was published in April 2009 and most of the changes are effective from 1st January 2010. The project makes minor amendments to a number of Standards in areas including operating segments, share-based payments, leases, intangible assets and financial instruments.
An amendment to IFRS 2 ‘Share-based payment – Group cash-settled share-based payment transactions’ was issued in June 2009 and will be implemented by GSK from 1st January 2010. The amendment clarifies the scope of IFRS 2 and the accounting for group cash-settled share-based payment transactions in the financial statements of individual group entities.
IAS 24 (Revised) ‘Related party disclosures’ was issued in November 2009 and will be implemented by GSK from 1st January 2011. The revised Standard clarifies the definition of a related party and provides some exemptions for government related entities.
IFRS 9 ‘Financial instruments’ was issued in November 2009 and will be implemented by GSK from 1st January 2013. The Standard is the first step in the project to replace IAS 39 and covers the classification and measurement of financial assets. The IASB intends to expand IFRS 9 to add new requirements for the classification and measurement of financial liabilities, derecognition of financial instruments, impairment and hedge accounting to become a complete replacement of IAS 39 by the end of 2010.
IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’ was issued in November 2009 and will be implemented by GSK from 1st January 2011. The Interpretation addresses the accounting by an entity that issues equity instruments in order to settle a financial liability in part or in full.
An amendment to IFRIC 14 ‘Pre-payments of a minimum funding requirement’ was issued in November 2009 and will be implemented by GSK from 1st January 2011. The amendment permits a voluntary prepayment of a minimum funding requirement to be recognised as an asset.
5 Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2009	2008	2007

Average rates:
£/US$	1.56	1.85	2.00
£/Euro	1.12	1.26	1.46
£/Yen	146	192	235

Period end rates:
£/US$	1.61	1.44	1.99
£/Euro	1.13	1.04	1.36
£/Yen	150	131	222

GSK Annual Report 2009

Notes to the financial statements
6 Segment information
GSK has implemented IFRS 8 ‘Operating segments’ with effect from 1st January 2009 and this has resulted in a change to the segmental information reported by GSK. Comparative information has been presented on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business and for the Consumer Healthcare business as a whole, respectively, before major restructuring.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets and Asia Pacific/Japan regional pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates all intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading pharmaceuticals segment includes Canada, Puerto Rico, Stiefel, central vaccine tender sales and contract manufacturing sales. The Stiefel business is being integrated into GSK and with effect from 1st January 2010, results will be reported within the relevant geographical pharmaceuticals segments, in line with the way in which the business will be managed.
GSK acquired the HIV business of Pfizer with effect from 30th October 2009 in return for a 15% minority stake in the combined HIV businesses, now called ViiV Healthcare Limited. In line with the way the ViiV Healthcare business is to be managed, it will be reported as a separate segment from 1st January 2010. For 2009, the GSK HIV business is reported within the relevant Pharmaceuticals segments; incremental income and costs since the creation of ViiV Healthcare have been reported within Other trading pharmaceuticals.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Unallocated pharmaceuticals costs include costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and unallocated profits on asset disposals.

		2008	2007
Turnover by segment	2009	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	9,180	8,894	9,273
Europe pharmaceuticals	7,681	6,483	5,560
Emerging Markets pharmaceuticals	2,973	2,290	1,895
Asia Pacific/Japan pharmaceuticals	2,700	1,918	1,701
Other trading pharmaceuticals	1,180	796	734

Pharmaceuticals turnover	23,714	20,381	19,163
Consumer Healthcare turnover	4,654	3,971	3,553

	28,368	24,352	22,716

Pharmaceutical turnover by therapeutic area	2009	2008	2007
	£m	£m	£m

Respiratory	6,977	5,817	5,032
Anti-virals	4,150	3,206	3,027
Central nervous system	1,870	2,897	3,348
Cardiovascular and urogenital	2,298	1,847	1,554
Metabolic	1,181	1,191	1,508
Anti-bacterials	1,592	1,429	1,323
Oncology and emesis	629	496	477
Vaccines	3,706	2,539	1,993
Other	1,311	959	901

	23,714	20,381	19,163

Consumer Healthcare turnover by category	2009	2008	2007
	£m	£m	£m

OTC medicines	2,319	1,935	1,788
Oral healthcare	1,484	1,240	1,049
Nutritional healthcare	851	796	716

	4,654	3,971	3,553

GSK Annual Report 2009

Notes to the financial statements
6 Segment information continued
During 2009, the US pharmaceuticals business made sales to three wholesalers of approximately £2,760 million (2008 – £2,460 million; 2007 – £2,060 million), £2,710 million (2008 – £2,710 million; 2007 – £2,880 million) and £1,680 million (2008 – £1,980 million; 2007 – £2,360 million) respectively, after allocating final-customer discounts to the wholesalers.

		2008	2007
Segment profit	2009	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	6,420	5,947	6,364
Europe pharmaceuticals	4,509	3,765	3,110
Emerging Markets pharmaceuticals	1,048	947	686
Asia Pacific/Japan pharmaceuticals	1,424	1,078	896
Other trading pharmaceuticals	490	476	358
Pharmaceuticals R&D	(3,082)	(2,875)	(2,707)
Other unallocated pharmaceuticals costs	(1,334)	(726)	(841)

Pharmaceuticals operating profit	9,475	8,612	7,866
Consumer Healthcare operating profit	952	881	805

Segment profit	10,427	9,493	8,671
Corporate and other unallocated costs and disposal profits	(1,170)	(1,234)	(740)

Operating profit before major restructuring	9,257	8,259	7,931
Major restructuring	(832)	(1,118)	(338)

Total operating profit	8,425	7,141	7,593
Finance income	70	313	262
Finance costs	(783)	(843)	(453)
Profit on disposal of interest in associate	115	–	–
Share of after tax profits of associates and joint ventures	64	48	50

Profit before taxation	7,891	6,659	7,452
Taxation	(2,222)	(1,947)	(2,142)

Profit after taxation for the year	5,669	4,712	5,310

		2008	2007
Depreciation and amortisation by segment	2009	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	112	110	46
Europe pharmaceuticals	37	36	31
Emerging Markets pharmaceuticals	39	22	18
Asia Pacific/Japan pharmaceuticals	21	10	11
Other trading pharmaceuticals	58	4	5
Pharmaceuticals R&D	363	318	334
Other unallocated pharmaceuticals	623	541	479

Pharmaceuticals depreciation and amortisation	1,253	1,041	924
Consumer Healthcare depreciation and amortisation	63	60	44

Segment depreciation and amortisation	1,316	1,101	968
Corporate and other unallocated depreciation and amortisation	78	77	54

Depreciation and amortisation before major restructuring	1,394	1,178	1,022
Major restructuring	168	53	–

Total depreciation and amortisation	1,562	1,231	1,022

GSK Annual Report 2009

Notes to the financial statements
6 Segment information continued

PP&E and intangible asset impairment by segment	2009	2008	2007
	£m	£m	£m

US pharmaceuticals	1	1	1
Europe pharmaceuticals	7	2	–
Emerging Markets pharmaceuticals	–	–	–
Asia Pacific/Japan pharmaceuticals	1	2	–
Other trading pharmaceuticals	–	–	–
Pharmaceuticals R&D	118	107	49
Other unallocated pharmaceuticals	124	30	60

Pharmaceuticals impairment	251	142	110
Consumer Healthcare impairment	1	–	2

Segment impairment	252	142	112
Corporate and other unallocated impairment	23	52	–

Impairment before major restructuring	275	194	112
Major restructuring	57	197	106

Total impairment	332	391	218

PP&E and intangible asset impairment reversals by segment	2009	2008	2007
	£m	£m	£m

US pharmaceuticals	(1)	–	(1)
Europe pharmaceuticals	–	–	–
Emerging Markets pharmaceuticals	–	–	–
Asia Pacific/Japan pharmaceuticals	–	–	–
Other trading pharmaceuticals	–	–	–
Pharmaceuticals R&D	(1)	(10)	–
Other unallocated pharmaceuticals	(9)	–	(66)

Pharmaceuticals impairment reversals	(11)	(10)	(67)
Consumer Healthcare impairment reversals	–	–	–

Segment impairment reversals	(11)	(10)	(67)
Corporate and other unallocated impairment reversals	–	(10)	–

Impairment reversals before major restructuring	(11)	(20)	(67)
Major restructuring	–	–	–

Total impairment reversals	(11)	(20)	(67)

Geographical information
The UK is regarded as being the Group’s country of domicile.

		2008	2007
Turnover by location of customer	2009	(restated)	(restated)
	£m	£m	£m

UK	1,852	1,636	1,570
USA	10,201	9,746	10,168
Rest of World	16,315	12,970	10,978

External turnover	28,368	24,352	22,716

Non-current assets by location	2009	2008
	£m	£m

UK	5,266	4,368
USA	7,956	6,264
Rest of World	8,758	8,137

	21,980	18,769

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts recoverable under insurance contracts and certain other non-current receivables.
GSK Annual Report 2009

Notes to the financial statements
6 Segment information continued

		2008
Total assets by segment	2009	(restated)
	£m	£m

US pharmaceuticals	2,536	2,957
Europe pharmaceuticals	2,450	2,538
Emerging Markets pharmaceuticals	1,925	1,303
Asia Pacific/Japan pharmaceuticals	1,278	1,095
Other trading pharmaceuticals	3,804	108
Pharmaceuticals R&D	2,842	3,087
Other unallocated pharmaceuticals	12,956	13,399

Pharmaceuticals operating assets	27,791	24,487
Consumer Healthcare operating assets	3,799	3,859

Segment operating assets	31,590	28,346
Corporate and other unallocated assets	921	680

Total operating assets	32,511	29,026
Investments in associates and joint ventures	895	552
Liquid investments	268	391
Derivative financial instruments	197	963
Cash and cash equivalents	6,545	5,623
Current and deferred taxation	2,432	2,836
Assets held for sale	14	2

Total assets	42,862	39,393

The other unallocated pharmaceuticals segment includes assets for the centrally managed pharmaceutical and vaccine manufacturing operations, the depreciation on which, totalling £618 million (2008 – £536 million; 2007 – £475 million) is recovered through the standard cost of product charged to businesses.
7 Major restructuring programme
In October 2007, GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. Total costs for the implementation of the expanded programme are expected to increase from £3.6 billion to approximately £4.5 billion, to be incurred over the period from 2007 to 2012. Approximately 50% of these costs were incurred by 31st December 2009, and approximately 30% are expected to be incurred in 2010 with the balance mostly in 2011. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be asset write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2010 and 2011. The programme is now estimated to deliver total annual pre-tax savings of up to £2.2 billion by 2012, with savings realised across the business. Of the total restructuring costs of £832 million incurred in 2009, £761 million was incurred under the Operational Excellence programme in the following areas:
•	the closure of a number of manufacturing sites, including Dartford and Crawley in the UK and Cidra in Puerto Rico, giving rise to asset write-downs and staff reductions;
•	the adoption of more customised sales approaches, leading to staff reductions in a number of sales forces, principally in France;
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure, including some site rationalisations, and
•	projects to simplify or eliminate processes, leading to staff reductions in administrative and support functions.
In addition, costs of £71 million were incurred during the year under the restructuring programme related to the integration of the Stiefel Laboratories, Inc. business in the USA, following its acquisition in July 2009.
GSK Annual Report 2009

Notes to the financial statements
7 Major restructuring programme continued
The analysis of the costs incurred under these programmes in 2009, 2008 and 2007 is as follows:

2009	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(41)	(112)	(132)	(285)
Selling, general and administration	(1)	(337)	(54)	(392)
Research and development	(15)	(68)	(72)	(155)

Effect on operating profit	(57)	(517)	(258)	(832)
Net finance expense				(3)

Effect on profit before taxation				(835)
Effect on taxation				221

Effect on earnings				(614)

2008	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(181)	(370)	(88)	(639)
Selling, general and administration	(2)	(177)	(125)	(304)
Research and development	(14)	(143)	(18)	(175)

Effect on operating profit	(197)	(690)	(231)	(1,118)
Net finance expense				(5)

Effect on profit before taxation				(1,123)
Effect on taxation				284

Effect on earnings				(839)

2007	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(77)	(34)	–	(111)
Selling, general and administration	(1)	(136)	–	(137)
Research and development	(28)	(62)	–	(90)

Effect on profit before taxation	(106)	(232)	–	(338)
Effect on taxation				77

Effect on earnings				(261)

Asset impairments of £57 million (2008 – £197 million, 2007 – £106 million) and other net costs totalling £124 million (2008 – £137 million, 2007 – £nil) are non-cash items. All other charges have been or will be settled in cash.
These restructuring costs are reported in the major restructuring column of the Income statement on page 94. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £4 million (2008 – £20 million) are reported within ‘Results before major restructuring’.

The costs of the major restructuring programmes have arisen as follows:	2009	2008	2007
	£m	£m	£m

Increase in provision for major restructuring programmes (see Note 29)	(487)	(740)	(220)
Amount of provision reversed unused (see Note 29)	15	7	–
Impairments to property, plant and equipment (see Note 17)	(57)	(197)	(106)
Foreign exchange gain/(loss) recognised on liquidation of subsidiary	44	(84)	–
Other non-cash charges	(168)	(53)	–
Other cash costs	(179)	(51)	(12)
Net finance expense	(3)	(5)	–

Effect on profit before taxation	(835)	(1,123)	(338)

Other non-cash charges are principally accelerated depreciation arising where asset lives have been shortened as a result of the major restructuring programmes. Other cash costs include the termination of leases and site closure costs and consultancy and project management fees.
GSK Annual Report 2009

Notes to the financial statements
8 Other operating income

	2009	2008	2007
	£m	£m	£m

Royalty income	296	307	216
Milestone income	90	11	7
Impairment of equity investments	(135)	(63)	(19)
Disposal of equity investments	40	33	32
Disposal of other assets and legal settlements	539	260	181
Gain recognised on creation of ViiV Healthcare	296	–	–
Fair value adjustments on derivative financial instruments	(5)	(10)	41
Other income	14	3	17

	1,135	541	475

Royalty and milestone income is principally a core of recurring income from the out-licensing of intellectual property. Fair value adjustments on derivative financial instruments include movements on the now expired Quest collar and Theravance put and call options.
9 Operating profit

The following items have been included in operating profit:	2009	2008	2007
	£m	£m	£m

Employee costs (Note 10)	7,167	6,524	5,733
Advertising	923	805	744
Distribution costs	363	310	270
Depreciation of property, plant and equipment	1,130	920	796
Impairment of property, plant and equipment, net of reversals	149	256	97
Amortisation of intangible assets	432	311	226
Impairment of intangible assets, net of reversals	172	115	54
Net foreign exchange losses/(gains)	163	(145)	(1)
Inventories:
Cost of inventories included in cost of sales	6,743	5,734	4,784
Write-down of inventories	276	298	265
Reversal of prior year write-down of inventories	(116)	(118)	(103)
Operating lease rentals:
Minimum lease payments	160	143	121
Contingent rents	13	15	13
Sub-lease payments	6	1	2
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	24.1	19.2	16.3

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Fees payable to the company’s auditor and its associates	2009	2008	2007
	£m	£m	£m

Audit of parent company and consolidated financial statements	2.0	1.6	1.8
Audit of accounts of the Group’s UK and overseas subsidiaries, pursuant to legislation	10.2	9.3	7.9
Other assurance services, pursuant to legislation, including attestation under s.404 of Sarbanes-Oxley Act 2002	3.0	2.9	2.9

Audit and assurance services	15.2	13.8	12.6
Other tax services	7.3	2.5	2.5
All other services, including regulatory, compliance and treasury related services	1.6	2.9	1.2

	24.1	19.2	16.3

At 31st December 2009, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £4.9 million, comprising statutory audit £4.4 million, taxation services £0.2 million and other services £0.3 million.
In 2009, fees payable to PricewaterhouseCoopers LLP and its associates for audit and assurance services remained flat in CER terms.

In addition to the above, fees paid in respect of the GSK pension schemes were:	2009	2008	2007
	£m	£m	£m

Audit	0.4	0.4	0.2
Other services	–	–	0.1

GSK Annual Report 2009

Notes to the financial statements
10 Employee costs

	2009	2008	2007
	£m	£m	£m

Wages and salaries	5,387	4,640	4,444
Social security costs	661	653	527
Pension and other post-employment costs, including augmentations (Note 28)	491	505	313
Cost of share-based incentive plans	179	241	237
Severance and other costs from integration and restructuring activities	449	485	212

	7,167	6,524	5,733

In 2009, wages and salaries increased by 4% in CER terms.
The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The average number of persons employed by the Group (including Directors) during the year:	2009	2008	2007
	Number	Number	Number

Manufacturing	31,467	33,372	33,975
Selling, general and administration	53,183	52,115	53,707
Research and development	14,204	15,646	15,719

	98,854	101,133	103,401

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 188. The average number of persons employed by GlaxoSmithKline plc in 2009 was nil (2008 – nil).
The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2009	2008	2007
	£m	£m	£m

Wages and salaries	23	17	16
Social security costs	1	1	1
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	4	12	15

	31	33	35

11 Finance income

	2009	2008	2007
	£m	£m	£m

Interest income arising from:
cash and cash equivalents	46	107	98
available-for-sale investments	15	31	49
derivatives at fair value through profit or loss	(5)	159	79
loans and receivables	11	22	27
Realised gains on liquid investments	–	2	1
Fair value adjustments on derivatives at fair value through profit or loss	(3)	4	–
Net investment hedge ineffectiveness	4	(13)	7
Unwinding of discounts on assets	2	1	1

	70	313	262

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest income arising from derivatives at fair value through profit or loss relates to swap interest income.
GSK Annual Report 2009

Notes to the financial statements
12 Finance costs

	2009	2008	2007
	£m	£m	£m

Interest expense arising on:
financial liabilities at amortised cost	(790)	(664)	(313)
derivatives at fair value through profit or loss	20	(165)	(121)
Fair value hedges:
fair value adjustments on derivatives designated as hedging instruments	(37)	92	10
fair value adjustments on hedged items	38	(90)	(8)
Fair value adjustments on other derivatives at fair value through profit or loss	(2)	–	6
Reclassification of cash flow hedge from other comprehensive income	(1)	–	–
Unwinding of discounts on provisions	(11)	(16)	(27)

	(783)	(843)	(453)

All derivatives at fair value through profit or loss except designated and effective hedging instruments are classified as held-for-trading financial instruments under IAS 39.
13 Associates and joint ventures

	2009	2008	2007
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	73	47	48
Share of after tax profits of Aspen Pharmacare Holdings Limited	2	–	–
Share of after tax losses of other associates	(3)	(3)	(3)

	72	44	45
Share of after tax (losses)/profits of joint ventures	(8)	4	5

	64	48	50

Share of turnover of joint ventures	13	13	13
Sales to joint ventures and associates	26	9	9

Summarised income statement information in respect of the Group’s associates is set out below:

	2009	2008	2007
	£m	£m	£m

Total turnover:
Quest Diagnostics Inc.	4,779	3,919	3,352
Aspen Pharmacare Holdings Limited	67	–	–
Others	7	3	–

	4,853	3,922	3,352

Total profit:
Quest Diagnostics Inc.	467	314	170
Aspen Pharmacare Holdings Limited	12	–	–
Others	(14)	(7)	(3)

	465	307	167

The results of Aspen Pharmacare Holdings Limited included in the summarised income statement information above represent the estimated earnings of the Aspen group in the period since becoming an associated undertaking and are based on analysts forecasts.
GSK Annual Report 2009

Notes to the financial statements
14 Taxation

Taxation charge based on profits for the year	2009	2008	2007
	£m	£m	£m

UK corporation tax at the UK statutory rate	600	2,213	791
Less double taxation relief	(183)	(1,924)	(339)

	417	289	452
Overseas taxation	1,997	1,589	1,962

Current taxation	2,414	1,878	2,414
Deferred taxation	(192)	69	(272)

	2,222	1,947	2,142

Additional UK corporation tax and double taxation relief in 2008 arose from dividends received from overseas subsidiaries.

Reconciliation of the taxation rate on Group profits	2009	2008	2007
	%	%	%

UK statutory rate of taxation	28.0	28.5	30.0
Differences in overseas taxation rates	3.5	1.9	4.3
Benefit of special tax status	(1.8)	(2.4)	(3.6)
R&D credits	(1.9)	(1.3)	(1.5)
Intercompany stock profit	0.5	2.1	(0.8)
Impact of share based payments	0.1	0.7	0.6
Tax on profit of associates	(0.2)	(0.4)	(0.3)
Other differences	(0.3)	1.2	(0.3)
Prior year items	0.1	(1.6)	0.1
Restructuring	0.2	0.5	0.2

Tax rate	28.2	29.2	28.7

Tax on items charged to equity and statement of comprehensive income	2009	2008	2007
	£m	£m	£m

Current taxation
Share based payments	1	4	21
Foreign exchange movements	19	15	21

	20	19	42

Deferred taxation
Share based payments	13	(5)	(17)
Defined benefit plans	183	441	(195)
Fair value movement on cash flow hedges	2	(3)	2
Fair value movements on available-for-sale investments	(11)	8	19

	187	441	(191)

	207	460	(149)

All of the above items have been charged to the statement of comprehensive income except for tax on share based payments.
The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the overall rate of tax is shown above. Profits arising from certain operations in Singapore are accorded special status and are taxed at reduced rates compared with the normal rates of tax in this territory. The effect of this reduction in the taxation charge increased earnings per share by 2.8p in 2009, 2.8p in 2008 and 4.9p in 2007. The Group is required under IFRS to create a deferred tax asset in respect of unrealised intercompany profit arising on inventory held by the Group at the year-end by applying the tax rate of the country in which the inventory is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). As a result of this difference in accounting treatment the Group tax rate on current period intercompany profit under IFRS increased by 0.5% in 2009 (2008 – 2.1% increase; 2007 – 0.8% decrease) arising from changes in the location of work-in-progress and finished goods.
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
GSK Annual Report 2009

Notes to the financial statements
14 Taxation continued
Following its audit of the period 2001 to 2003, the IRS issued Statutory Notices of Deficiency to GSK asserting income and withholding tax deficiencies, and associated penalties, arising from the IRS’s reclassification of an intercompany financing arrangement in those years from debt to equity, and its consequent recharacterisation of the amounts paid as dividends subject to withholding tax under the US – UK treaty. All amounts due under the financing arrangement were paid on a timely basis, with the final payment made in April 2008. GSK disagreed with the IRS’s position and, in August 2008, initiated actions in the United States Tax Court to contest the Statutory Notices of Deficiency. On 19th November 2009, GSK and the IRS filed a Stipulation with the Tax Court in which the IRS conceded all asserted tax deficiencies and penalties arising from its reclassification of the above intercompany financing arrangement from debt to equity, resulting in no additional tax cost to GSK. The IRS claim had previously been estimated at $864m for 2001-2003. GSK and the IRS are now in the process of finalising the tax computations for the 2001 to 2003 tax years. It is anticipated that resolution of the issue in the years 2004 to 2008 will be reflected in a closing agreement. Resolution of the issue had no impact on the Group’s results.
In Canada, GSK is continuing to contest a court decision in respect of transfer pricing in the early 1990s. The date of the appeal hearing has been set for March 2010. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation where appropriate or by agreement with the relevant tax authorities.
No provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiaries, on the grounds that the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The aggregate amount of these unremitted profits at the balance sheet date was approximately £29 billion (2008 – £28 billion). The introduction of the UK dividend exemption on 1st July 2009, now enables the reasonable quantification of the incremental liability from repatriation of profits to the UK. The deferred tax on unremitted earnings at 31st December 2009 is estimated to be approximately £500 million, which relates to taxes payable on repatriation and dividend withholding taxes levied by overseas tax jurisdictions.

Movement on current tax account	Payable	Recoverable	Net
	£m	£m	£m

At 1st January 2009	(780)	76	(704)
Exchange adjustments	12	1	13
Charge for the year	(2,056)	(358)	(2,414)
Cash paid	1,393	311	1,704
Other movements	(20)	28	8

At 31st December 2009	(1,451)	58	(1,393)

Movement in deferred tax assets and liabilities

				Pensions &			Manu-		Share	Other
Deferred taxation assets/(liabilities)	Accelerated		Intra-	other post		Legal	facturing	Stock	option	net	Offset
	capital		group	retirement	Tax	& other	restruct-	valuation	and award	temporary	within
	allowances	Intangibles	profit	benefits	losses	disputes	uring	adjustments	schemes	differences	countries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax assets at 1st January 2009	23	152	1,234	1,062	196	249	162	15	102	830	(1,265)	2,760
Deferred tax liabilities at 1st January 2009	(726)	(970)	–	–	(23)	–	–	(247)	–	(13)	1,265	(714)

At 1st January 2009	(703)	(818)	1,234	1,062	173	249	162	(232)	102	817	–	2,046
Exchange adjustments	15	36	(45)	(87)	(13)	(28)	(7)	22	–	(59)	–	(166)
Credit/(charge) to income											–
statement	89	74	(6)	(113)	(52)	82	(11)	52	11	66	–	192
Credit/(charge) to equity	–	–	–	–	–	–	–	–	13	–	–	13
Credit/(charge) to statement of comprehensive income	–	–	–	183	–	–	–	–	–	(9)	–	174
Acquisitions	(5)	(591)	–	(2)	75	–	13	(10)	–	(10)	–	(530)

At 31st December 2009	(604)	(1,299)	1,183	1,043	183	303	157	(168)	126	805	–	1,729

Deferred tax assets at 31st December 2009	24	177	1,183	1,043	211	303	157	30	126	822	(1,702)	2,374
Deferred tax liabilities at 31st December 2009	(628)	(1,476)	–	–	(28)	–	–	(198)	–	(17)	1,702	(645)

	(604)	(1,299)	1,183	1,043	183	303	157	(168)	126	805	–	1,729

GSK Annual Report 2009

Notes to the financial statements
14 Taxation continued
The deferred tax charge to income relating to changes in tax rates is £9 million. All other deferred tax movements arise from the origination and reversal of temporary differences. Other net temporary differences include accrued expenses and other provisions.
At 31st December 2009, the Group had recognised a deferred tax asset of £183 million (2008 – £173 million) in respect of income tax losses of approximately £617 million (2008 – £566 million). Of these losses, £76 million (2008 – £142 million) are due to expire between 2010-2019, £445 million (2008 – £357 million) are due to expire between 2020 – 2029 and £96 million (2008 – £67 million) are available indefinitely. At 31st December 2009, the Group had not recognised any deferred tax asset in respect of income tax losses of approximately £4,397 million (2008 – £4,526 million), of which £34 million (2008 – £37 million) are due to expire between 2010-2019, £159 million (2008 – £66 million) are due to expire between 2020 – 2029 and £4,204 million (2008 – £4,423 million) which are available indefinitely. The Group had capital losses at 31st December 2009 of approximately £4.3 billion in respect of which no deferred tax asset has been recognised. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.
Factors affecting the tax charge in future years
As a global organisation there are many factors which could affect the future effective tax rate of the Group. The mix of profits across different territories, transfer pricing and other disputes with tax authorities and the location of research and development activity can all have a significant impact on the Group’s effective tax rate.
Changes to tax legislation in territories where GSK has business operations could also impact the Group’s effective tax rate. The UK tax authorities have proposed some significant changes to the UK taxation system. In December 2009 the UK Government announced that it intends to introduce a Patent Box regime applying a reduced rate of corporation tax to income from patents. The changes are expected to have effect from April 2013, following a period of consultation. The UK Government also continues to consult with business on proposed changes to the Controlled Foreign Company regime. These changes are expected to be enacted in 2011.
15 Earnings per share

	2009	2008	2007
	pence	pence	pence

Basic earnings per share	109.1	88.6	94.4
Adjustment for major restructuring	12.1	16.1	4.7

Basic earnings per share before major restructuring	121.2	104.7	99.1

Diluted earnings per share	108.2	88.1	93.7
Adjustment for major restructuring	12.1	16.0	4.6

Diluted earnings per share before major restructuring	120.3	104.1	98.3

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
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2009	2008	2007
	millions	millions	millions

Basic	5,069	5,195	5,524
Dilution for share options	39	31	43

Diluted	5,108	5,226	5,567

Shares held by the ESOP Trusts are excluded. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.
GSK Annual Report 2009

Notes to the financial statements
16 Dividends

2009	First interim	Second interim	Third interim	Fourth interim	Total

Total dividend (£m)	701	713	763	913	3,090
Dividend per share (pence)	14	14	15	18	61
Paid/payable	9th July 2009	8th October 2009	7th January 2010	8th April 2010

2008

Total dividend (£m)	683	679	730	859	2,951
Dividend per share (pence)	13	13	14	17	57
Paid	10th July 2008	9th October 2008	8th January 2009	9th April 2009

2007

Total dividend (£m)	670	667	708	859	2,904
Dividend per share (pence)	12	12	13	16	53
Paid	12th July 2007	11th October 2007	10th January 2008	10th April 2008

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2009 financial statements recognise those dividends paid in 2009, namely the third and fourth interim dividends for 2008 and the first and second interim dividends for 2009.

The amounts recognised in each year are as follows:

			2009	2008	2007
			£m	£m	£m

Dividends to shareholders			3,003	2,929	2,793

17 Property, plant and equipment

			Plant,
		Land and	equipment	Assets in
		buildings	and vehicles	construction	Total
		£m	£m	£m	£m

Cost at 1st January 2008		4,634	8,497	1,956	15,087
Exchange adjustments		1,046	1,471	442	2,959
Additions		124	425	895	1,444
Additions through business combinations		13	7	–	20
Disposals and write-offs		(128)	(356)	(27)	(511)
Reclassifications		292	643	(944)	(9)
Transfer to assets held for sale		(2)	(1)	–	(3)

Cost at 31st December 2008		5,979	10,686	2,322	18,987
Exchange adjustments		(343)	(493)	(154)	(990)
Additions		188	432	803	1,423
Additions through business combinations		67	76	8	151
Capitalised borrowing costs		–	–	1	1
Disposals and write-offs		(184)	(614)	(5)	(803)
Reclassifications		309	430	(735)	4
Transfer to assets held for sale		(14)	(2)	–	(16)

Cost at 31st December 2009		6,002	10,515	2,240	18,757

GSK Annual Report 2009

Notes to the financial statements
17 Property, plant and equipment continued

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Depreciation at 1st January 2008	(1,534)	(5,290)	–	(6,824)
Exchange adjustments	(385)	(914)	–	(1,299)
Provision for the year	(228)	(692)	–	(920)
Disposals and write-offs	85	265	–	350
Transfer to assets held for sale	–	1	–	1

Depreciation at 31st December 2008	(2,062)	(6,630)	–	(8,692)
Exchange adjustments	128	312	–	440
Provision for the year	(283)	(847)	–	(1,130)
Disposals and write-offs	129	478	–	607
Transfer to assets held for sale	1	1	–	2

Depreciation at 31st December 2009	(2,087)	(6,686)	–	(8,773)

Impairment at 1st January 2008	(122)	(239)	(81)	(442)
Exchange adjustments	(22)	(27)	(14)	(63)
Disposals and write-offs	50	67	27	144
Impairment losses	(70)	(176)	(20)	(266)
Reclassifications	–	(44)	44	-
Reversal of impairments	3	7	–	10

Impairment at 31st December 2008	(161)	(412)	(44)	(617)
Exchange adjustments	6	10	4	20
Disposals and write-offs	28	104	4	136
Impairment losses	(27)	(108)	(25)	(160)
Reversal of impairments	1	10	–	11

Impairment at 31st December 2009	(153)	(396)	(61)	(610)

Total depreciation and impairment at 31st December 2008	(2,223)	(7,042)	(44)	(9,309)

Total depreciation and impairment at 31st December 2009	(2,240)	(7,082)	(61)	(9,383)

Net book value at 1st January 2008	2,978	2,968	1,875	7,821

Net book value at 31st December 2008	3,756	3,644	2,278	9,678

Net book value at 31st December 2009	3,762	3,433	2,179	9,374

The net book value at 31st December 2009 of the Group’s land and buildings comprises freehold properties £3,462 million (2008 – £3,510 million), properties with leases of 50 years or more £239 million (2008 – £185 million) and properties with leases of less than 50 years £61 million (2008 – £61 million).
Included in land and buildings at 31st December 2009 are leased assets with a cost of £561 million (2008 – £519 million), accumulated depreciation of £261 million (2008 – £263 million), impairment of £nil (2008 – £8 million) and a net book value of £300 million (2008 – £248 million). Included in plant, equipment and vehicles at 31st December 2009 are leased assets with a cost of £126 million (2008 – £77 million), accumulated depreciation of £44 million (2008 – £36 million), and a net book value of £82 million (2008 – £41 million). Some lease agreements include renewal or purchase options or escalation clauses.
The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 8%, adjusted where appropriate for country specific risks. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 11%. The impairment losses have been charged to cost of sales (£95 million), R&D (£47 million) and SG&A (£18 million), and include £57 million (2008 – £197 million) arising from the major restructuring programmes.
Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.
GSK Annual Report 2009

Notes to the financial statements
18 Goodwill

	2009	2008
	£m	£m

Cost at 1st January	2,101	1,370
Exchange adjustments	(116)	437
Additions through business combinations	1,376	294

Cost at 31st December	3,361	2,101

Net book value at 1st January	2,101	1,370

Net book value at 31st December	3,361	2,101

The additions in the year, translated at acquisition exchange rates, arise on acquisition of the following businesses:

£m

Stiefel Laboratories Inc.	885
Pfizer HIV business	255
UCB S.A.	87
NovaMin Technology Inc.	53
AZ Tika	50
Laboratoire Pharmaceutique Algérien	35
Others	11

1,376

See Note 38, ‘Acquisitions and disposals’ for further details.
The carrying value of goodwill, translated at year-end exchange rates, is made up of balances arising on acquisition of the following businesses:

		2009	2008
	Cash generating unit	£m	£m

Stiefel Laboratories, Inc.	Stiefel Laboratories Inc.	901	–
Reliant Pharmaceuticals, Inc.	US pharmaceuticals	434	485
ID Biomedical Corporation	Five pharmaceutical segments	426	404
Sirtris Pharmaceuticals, Inc.	Five pharmaceutical segments	294	329
Pfizer HIV business	ViiV Healthcare group	255	–
GlaxoSmithKline K.K.	Japan pharmaceuticals	208	238
Domantis Limited	Five pharmaceutical segments	181	181
CNS, Inc.	Consumer Healthcare	137	153
Polfa Poznan S.A.	Poland pharmaceuticals	118	128
Certain businesses from UCB S.A.	Emerging Markets and Asia Pacific/Japan pharmaceuticals	87	–
NovaMin Technology Inc.	Consumer Healthcare	50	–
Others		270	183

		3,361	2,101

GSK Annual Report 2009

Notes to the financial statements
18 Goodwill continued
Goodwill is allocated to cash generating units which are tested for impairment at least annually. Following the implementation of IFRS 8 ‘Operating segments’ in 2009 the cash generating units to which some of the goodwill balances are allocated have changed. The goodwill arising on the acquisitions of ID Biomedical, Sirtris Pharmaceuticals and Domantis has been split between the five pharmaceutical segments (USA, Europe, Emerging Markets, Asia Pacific/Japan and Other) for impairment testing purposes as either the benefit of the acquired businesses is split among the five pharmaceutical segments or they do not generate independent cash flows.
The valuation of the US pharmaceuticals cash generating unit for Reliant Pharmaceuticals has been prepared on a fair value less costs to sell basis, using turnover and earnings multiples derived from observed market data. The value of goodwill inherent in the US pharmaceuticals cash generating unit is considerably in excess of the book value of the acquired goodwill.
The recoverable amounts of the other cash generating units are assessed using either a value in use or a fair value less costs to sell model. Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. The post-tax discount rate used is based on the Group WACC of 8%, as most cash generating units have integrated operations across large parts of the Group. The Group WACC is equivalent to a pre-tax discount rate of approximately 11%. The discount rate is increased where specific country risks are sufficiently significant to have a material impact on the outcome of the impairment test. Where the impairment test indicates that the recoverable value of the unit is close to or below its carrying value, the test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude.
Fair value is calculated using a similar discounted cash flow approach based on the Group’s acquisition valuation model. A post-tax discount rate is applied to the projected risk-adjusted post-tax cash flows and terminal value.
Details relating to the discounted cash flow models used in the impairment tests of the other significant goodwill balances are as follows:

	Stiefel Laboratories CGU	ViiV Healthcare CGU	Five pharmaceutical segments CGUs

Valuation basis	Fair value less costs to sell	Fair value less costs to sell	Value in use

Key assumptions	Sales growth rates	Sales growth rates	Sales growth rates
	Profit margins	Profit margins	Profit margins
	Achievement of synergy targets	Discount rate	Discount rate
Discount rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Post-acquisition synergy targets reflect management expectations of cost savings that can be achieved.
	Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.

Period of specific projected cash flows	10 years	20 years	5 years

Discount rate	8%	8%	8%

Terminal growth rate	2% p.a.	2% p.a.	2% p.a.

GSK Annual Report 2009

Notes to the financial statements
18 Goodwill continued

	Japan Pharmaceuticals CGU	Consumer Healthcare CGU	Poland Pharmaceuticals CGU
	for GlaxoSmithKline KK	for CNS	for Polfa Poznan

Valuation basis	Fair value less costs to sell	Fair value less costs to sell	Value in use

Key assumptions	Sales growth rates Profit margins Discount rate	Sales growth rates Advertising and promotion investment Terminal growth rate Discount rate	Sales growth rates Profit margins Discount rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Advertising and promotion investment based on historical levels adjusted for management’s view of support needed for innovation and expansion. Terminal growth rate based on management’s estimate of future long-term average growth rates. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC, adjusted for country- specific risks.

Period of specific projected cash flows	5 years	4 years	5 years

Discount rate	8%	8%	9.75%

Terminal growth rate	2% p.a.	3% p.a.	13% p.a. decline.

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets. The terminal growth rate used in the value in use calculation for the Poland Pharmaceuticals cash generating unit reflects the impact of future generic competition and takes no account of new product launches. The Consumer Healthcare cash generating unit comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £1,796 million (2008 – £1,794 million). The Stiefel Laboratories cash generating unit also comprises a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £660 million. Details of indefinite life brands are given in Note 19 ‘Other intangible assets’.
In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
GSK Annual Report 2009

Notes to the financial statements
19 Other intangible assets

	Computer	Licences,	Amortised	Indefinite life
	software	patents, etc.	brands	brands	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2008	801	3,393	266	1,353	5,813
Exchange adjustments	110	738	65	371	1,284
Capitalised internal development costs	27	–	–	–	27
Additions through business combinations	–	171	–	–	171
Other additions	58	492	–	99	649
Disposals and asset write-offs	(2)	–	–	–	(2)
Transfer to assets held for sale	9	–	–	–	9

Cost at 31st December 2008	1,003	4,794	331	1,823	7,951
Exchange adjustments	(36)	(193)	(23)	(99)	(351)
Capitalised internal development costs	13	–	–	–	13
Additions through business combinations	30	1,883	51	758	2,722
Other additions	41	391	–	–	432
Disposals and asset write-offs	(17)	(26)	–	–	(43)
Reclassifications	(4)	–	–	–	(4)

Cost at 31st December 2009	1,030	6,849	359	2,482	10,720

Amortisation at 1st January 2008	(530)	(622)	(10)	–	(1,162)
Exchange adjustments	(75)	(168)	(3)	–	(246)
Provision for the year	(96)	(204)	(11)	–	(311)
Disposals and asset write-offs	3	(1)	–	–	2

Amortisation at 31st December 2008	(698)	(995)	(24)	–	(1,717)
Exchange adjustments	27	58	–	–	85
Provision for the year	(113)	(306)	(13)	–	(432)
Disposals and asset write-offs	16	1	–	–	17

Amortisation at 31st December 2009	(768)	(1,242)	(37)	–	(2,047)

Impairment at 1st January 2008	(24)	(150)	–	(21)	(195)
Exchange adjustments	(1)	(46)	–	(8)	(55)
Impairment losses	(7)	(118)	–	–	(125)
Reversal of impairments	–	10	–	–	10

Impairment at 31st December 2008	(32)	(304)	–	(29)	(365)
Exchange adjustments	1	19	–	3	23
Impairment losses	(4)	(168)	–	–	(172)
Disposals and asset write-offs	2	22	–	–	24

Impairment at 31st December 2009	(33)	(431)	–	(26)	(490)

Total amortisation and impairment at 31st December 2008	(730)	(1,299)	(24)	(29)	(2,082)
Total amortisation and impairment at 31st December 2009	(801)	(1,673)	(37)	(26)	(2,537)

Net book value at 1st January 2008	247	2,621	256	1,332	4,456

Net book value at 31st December 2008	273	3,495	307	1,794	5,869

Net book value at 31st December 2009	229	5,176	322	2,456	8,183

GSK Annual Report 2009

Notes to the financial statements
19 Other intangible assets continued
Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2009	2008	2009	2008
	£m	£m	£m	£m

Cost of sales	29	34	1	–
Selling, general and administration	270	181	1	25
Research and development	133	96	170	90

	432	311	172	115

The net book value of computer software includes £80 million (2008 – £125 million) of internally generated costs.
Licences, patents, etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. The net book value includes £6 million (2008 – £7 million) of internally generated costs. Impairment losses of £168 million (2008 – £118 million) principally arise on assets in development that are no longer being actively pursued. Note 38, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2009	2008
	£m	£m

Fluviral	648	654
Lovaza	637	781
Selzentry	337	–
Arzerra	191	156
Duac	165	–
Fraxiparine	158	180
Others	3,040	1,724

	5,176	3,495

Amortised brands include OTC rights relating to alli, with a book value at 31st December 2009 of £260 million (2008 – £294 million).
Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006, together with a number of pharmaceutical brands from the acquisition of Stiefel Laboratories, Inc. in 2009. The book values of the major brands are as follows:

	2009	2008
	£m	£m

Panadol	399	411
Sensodyne	271	289
Stiefel trade name	209	–
Breathe Right	193	216
Physiogel	176	–
Polident	115	123
Corega	102	109
Biotene	108	99
Poligrip	71	75
Solpadeine	59	60
Others	753	412

	2,456	1,794

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
Each brand is tested annually for impairment applying a fair value less costs to sell methodology, generally using four year post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 8%, adjusted where appropriate for country-specific risks. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between 2% and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these brands.
GSK Annual Report 2009

Notes to the financial statements
20 Investments in associates and joint ventures

	Joint	Associated	2009	Joint	Associated	2008
	ventures	undertakings	Total	ventures	undertakings	Total
	£m	£m	£m	£m	£m	£m

At 1st January	28	524	552	15	314	329
Exchange adjustments	(3)	(44)	(47)	6	131	137
Additions	36	312	348	6	3	9
Disposals	–	(69)	(69)	–	–	–
Transfer from other investments	–	56	56	–	39	39
Fair value adjustment	–	8	8	–	3	3
Retained (loss)/profit for the year	(15)	62	47	1	34	35

At 31st December	46	849	895	28	524	552

The Group held two significant associated undertakings at 31st December 2009.
Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2009 of £410 million (2008 – £463 million) and a market value of £1,153 million (2008 – £1,316 million). At 31st December 2009, the Group owned 16.8% of Quest (2008 – 18.7%). During the year, the Group sold 5.7 million shares in Quest, realising a profit of £115 million. Although the Group holds less than 20% of the ownership interest and voting control in Quest, the Group has the ability to exercise significant influence through both its significant shareholding and its nominated director’s active participation on the Quest Board of Directors and Board sub-committees.
In November 2009, GSK increased its shareholding in Aspen Pharmacare Holdings Limited by acquiring 68.5 million shares in consideration for the transfer of certain assets. GSK’s shareholding in Aspen on 31st December 2009 was 81.7 million shares or 19%. Aspen, listed on the Johannesburg Stock Exchange, is Africa’s largest pharmaceutical manufacturer and a major supplier of branded and generic pharmaceutical, healthcare and nutritional products to the southern African and selected international markets. After elimination of unrealised gains, the investment had a book value at 31st December 2009 of £372 million, including estimated goodwill of £259 million. The market value of the shares held by GSK at 31st December 2009 was £505 million. Although the Group holds less than 20% of the ownership interest and voting control of Aspen, the Group has the ability to exercise significant influence through both its shareholding and its nominated director’s active participation on the Aspen Board of Directors.
The transfer from other investments in 2009 relates to the Group’s holding in Aspen, previously classified within Other investments.
In August 2009, GSK invested £20 million to establish a 40% interest in Shenzhen GlaxoSmithKline – Neptunus Biologicals Co., Ltd, a new joint venture primarily operating in the fields of research, development and manufacture of flu vaccines.
During 2009, GSK made additional capital contributions totalling £16 million to Shionogi-GlaxoSmithKline Holdings, L.P.
Summarised balance sheet information in respect of the Group’s associates is set out below:

	2009	2008
	£m	£m

Total assets:
Quest Diagnostics Inc.	5,319	5,836
Aspen Pharmacare Holdings Limited	1,318	–
Others	121	115

	6,758	5,951

Total liabilities:
Quest Diagnostics Inc.	(2,828)	(3,333)
Aspen Pharmacare Holdings Limited	(689)	–
Others	(19)	(20)

	(3,536)	(3,353)

Net assets	3,222	2,598

The summarised balance sheet information in respect of Aspen Pharmacare Holdings Limited is based on analysts forecasts available at 31st December 2009.
Investments in joint ventures comprise £57 million share of gross assets (2008 – £36 million) and £11 million share of gross liabilities (2008 – £8 million). These principally arise from 50% interests in two joint ventures, Shionogi-GlaxoSmithKline Holdings, L.P., which is developing specified chemical compounds, and GlaxoSmithKline Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, both of which are now part of the ViiV Healthcare business. Investments in joint ventures also include a 28% interest in Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical business risk, and a 40% interest in GlaxoSmithKline – NeptunusBio, which is a flu vaccine research, development and manufacturing venture.
GSK Annual Report 2009

Notes to the financial statements
21 Other investments

	2009	2008
	£m	£m

At 1st January	478	517
Exchange adjustments	(48)	129
Additions	175	87
Net fair value movements	57	(94)
Impairment losses	(95)	(65)
Transfer to investments in associates and joint ventures	(56)	(39)
Disposals	(57)	(57)

At 31st December	454	478

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £245 million (2008 – £319 million).
On disposal of investments, fair value movements are reclassified from reserves to the income statement based on average cost for shares acquired at different times.
The impairment losses recorded in the tables above have been recognised in the income statement for the year within other operating income, together with amounts reclassified from the fair value reserve on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement. At 31st December 2009 impaired assets with a fair value of £105 million (2008 – £118 million) are included in other investments.
The transfer to associates relates to the Group’s holding in Aspen Pharmacare Holdings Limited, which increased during the year to 19%.
22 Other non-current assets

	2009	2008
	£m	£m

Amounts recoverable under insurance contracts	299	293
Pension schemes in surplus	23	39
Other receivables	261	247

	583	579

23 Inventories

	2009	2008
	£m	£m

Raw materials and consumables	1,153	1,127
Work in progress	1,437	1,295
Finished goods	1,474	1,634

	4,064	4,056

GSK Annual Report 2009

Notes to the financial statements
24 Trade and other receivables

	2009	2008
	£m	£m

Trade receivables	5,486	5,333
Prepaid pension contributions	1	1
Other prepayments and accrued income	301	294
Interest receivable	20	39
Employee loans and advances	48	63
Other receivables	636	535

	6,492	6,265

Trade receivables include £32 million (2008 – £4 million) due from associates and joint ventures.

Bad and doubtful debt provision	2009	2008
	£m	£m

At 1st January	129	98
Exchange adjustments	(10)	29
Charge for the year	21	21
Subsequent recoveries of amounts provided for	(18)	(15)
Utilised	(6)	(4)

At 31st December	116	129

25 Cash and cash equivalents

	2009	2008
	£m	£m

Cash at bank and in hand	856	652
Short-term deposits	5,689	4,971

	6,545	5,623

26 Assets held for sale

	2009	2008
	£m	£m

Land and buildings	13	2
Plant, equipment and vehicles	1	–

	14	2

GSK Annual Report 2009

Notes to the financial statements
27 Trade and other payables

	2009	2008
	£m	£m

Trade payables	1,855	1,153
Wages and salaries	1,089	946
Social security	125	148
Other payables	280	233
Deferred income	156	103
Customer return and rebate accruals	1,379	1,337
Other accruals	1,888	2,155

	6,772	6,075

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
28 Pensions and other post-employment benefits

Pension and other post-employment costs	2009	2008	2007
	£m	£m	£m

UK pension schemes	206	236	108
US pension schemes	94	60	24
Other overseas pensions schemes	101	87	89
Unfunded post-retirement healthcare schemes	90	118	90
Other post-employment costs	–	4	2

	491	505	313

Analysed as:
Funded defined benefit/hybrid pension schemes	338	318	171
Unfunded defined benefit pension schemes	25	23	17
Unfunded post-retirement healthcare schemes	90	118	90

Defined benefit schemes	453	459	278
Defined contribution pension schemes	38	42	33
Other post-employment costs	–	4	2

	491	505	313

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	121	179	72
Selling, general and administration	195	160	129
Research and development	137	120	77

	453	459	278

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

Notes to the financial statements
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
Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to longer term government bond yields to give the expected rate of return on equities. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the PCA00 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the medium cohort (i.e. improvements at recently observed higher levels which are assumed to continue to 2020) with minimum improvements thereafter of 1% per year for males and 0.5% for females. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.
The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2029 for an individual then at the age of 60 is as follows:

	UK		USA
	Male	Female	Male	Female
	Years	Years	Years	Years

Current	27.3	28.2	24.5	26.2
Projected for 2029	29.6	29.5	26.4	27.3

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. Following an asset liability study in 2007, the Group decided to adopt a strategy to reduce gradually the allocation of investment in equities. During 2009, it was agreed that the pace of reallocation would be increased primarily through investment of the deficit reduction contributions in bonds. The target allocation of equities and property in the US scheme has been reduced to 50% of the total.
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
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	UK			USA			Rest of World
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.60	3.90	4.25	4.50	4.50	5.00	3.00	3.10	3.25
Discount rate	5.70	6.20	5.75	5.75	6.00	6.00	4.70	5.00	4.75
Expected pension increases	3.60	2.90	3.25	n/a	n/a	n/a	2.20	2.10	2.00
Cash balance credit/conversion rate	n/a	n/a	n/a	4.75	4.50	4.75	1.60	1.20	1.60
Inflation rate	3.60	2.70	3.25	2.50	2.50	2.50	1.70	1.70	1.75

GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued
The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31st December 2009 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
	Pensions				benefits
2009	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m
Amounts charged to operating profit
Current service cost	121	66	64	251	35
Past service cost	–	(6)	–	(6)	(27)
Expected return on pension scheme assets	(347)	(121)	(46)	(514)	–
Interest on scheme liabilities	378	148	62	588	74
Settlements and curtailments	54	7	(17)	44	8

	206	94	63	363	90

Actuarial (losses)/gains recorded in the statement of comprehensive income	(578)	(5)	(77)	(660)	1

					Post-retirement
	Pensions				benefits
2008	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	126	61	59	246	30
Past service cost	–	10	2	12	4
Expected return on pension scheme assets	(442)	(144)	(47)	(633)	–
Interest on scheme liabilities	377	121	53	551	62
Settlements and curtailments	175	12	(22)	165	22

	236	60	45	341	118

Actuarial (losses)/gains recorded in the statement of comprehensive income	(776)	(576)	(82)	(1,434)	64

					Post-retirement
	Pensions				benefits
2007	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m
Amounts charged to operating profit
Current service cost	138	60	57	255	30
Past service cost	–	(7)	1	(6)	–
Expected return on pension scheme assets	(389)	(141)	(37)	(567)	–
Interest on scheme liabilities	335	107	41	483	54
Settlements and curtailments	24	5	(6)	23	6

	108	24	56	188	90

Actuarial (losses)/gains recorded in the statement of comprehensive income	523	66	43	632	39

The total actuarial losses recorded in the statement of comprehensive income since 1st January 2003 amount to £2,047 million.
The amounts included within settlements and curtailments include £72 million (2008 – £208 million; 2007 – £35 million) of augmentation costs arising from major restructuring programmes (see Note 29 ‘Other provisions’).
GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

	UK		USA		Rest of World		Group
					Average
At 31st December 2009	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,209	8.25	914	7.50	232	5,355
Property	7.00	291	7.25	159	7.00	20	470
Bonds	4.90	2,632	5.00	907	3.50	562	4,101
Other assets	0.50	367	0.25	92	3.80	309	768

Fair value of assets		7,499		2,072		1,123	10,694
Present value of scheme obligations		(8,446)		(2,628)		(1,364)	(12,438)

		(947)		(556)		(241)	(1,744)

Unrecognised past service cost				(2)		1	(1)

Recognised on the balance sheet		(947)		(558)		(240)	(1,745)

Included in other non-current assets		–		–		23	23
Included in pensions and other post-employment benefits		(947)		(558)		(263)	(1,768)

		(947)		(558)		(240)	(1,745)

Actual return on plan assets		1,076		243		65	1,384

	UK		USA		Rest of World		Group
					Average
At 31st December 2008	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	7.75	3,334	8.25	838	7.00	211	4,383
Property	6.75	331	7.25	259	6.75	22	612
Bonds	4.75	2,430	5.25	893	3.25	598	3,921
Other assets	2.75	40	1.50	26	4.25	306	372

Fair value of assets		6,135		2,016		1,137	9,288
Present value of scheme obligations		(6,885)		(2,738)		(1,357)	(10,980)

		(750)		(722)		(220)	(1,692)

Unrecognised past service cost		–		–		1	1
Restriction on surplus		–		–		(6)	(6)

Recognised on the balance sheet		(750)		(722)		(225)	(1,697)

Included in other non-current assets		–		–		39	39
Included in pensions and other post-employment benefits		(750)		(722)		(264)	(1,736)

		(750)		(722)		(225)	(1,697)

Actual return on plan assets		(1,249)		(470)		(87)	(1,806)

GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued

	UK		USA		Rest of World		Group
					Average
At 31st December 2007	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,578	8.50	1,446	7.50	223	6,247
Property	7.00	338	7.50	213	7.00	20	571
Bonds	5.00	2,322	5.00	335	4.00	430	3,087
Other assets	6.00	55	4.75	10	4.25	212	277

Fair value of assets		7,293		2,004		885	10,182
Present value of scheme obligations		(7,371)		(1,945)		(1,022)	(10,338)

		(78)		59		(137)	(156)

Included in other non-current assets		10		215		30	255
Included in pensions and other post-employment benefits		(88)		(156)		(167)	(411)

		(78)		59		(137)	(156)

Actual return on plan assets		557		187		19	763

GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
Movements in defined benefit obligations	£m	£m	£m	£m	£m

Obligations at 1st January 2007	(7,444)	(1,949)	(952)	(10,345)	(1,063)
Exchange adjustments	–	34	(80)	(46)	9
Service cost	(138)	(53)	(58)	(249)	(30)
Interest cost	(335)	(107)	(41)	(483)	(54)
Settlements and curtailments	(24)	(5)	4	(25)	(6)
Actuarial gains	355	20	61	436	39
Scheme participants’ contributions	(38)	–	(5)	(43)	–
Benefits paid	253	115	49	417	44
Transfers to other provisions	–	–	–	–	89

Recognised on the balance sheet at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(972)

Unrecognised past service cost	–	–	–	–	(47)

Obligations at 31st December 2007	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)
Exchange adjustments	–	(753)	(353)	(1,106)	(351)
Service cost	(126)	(71)	(61)	(258)	(28)
Interest cost	(377)	(121)	(53)	(551)	(62)
Settlements and curtailments	(175)	(12)	19	(168)	(16)
Actuarial gains	915	38	58	1,011	64
Scheme participants’ contributions	(33)	–	(5)	(38)	(9)
Benefits paid	282	126	60	468	53
Transfers to other provisions	–	–	–	–	14

Obligations at 31st December 2008	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)
Exchange adjustments	–	294	109	403	133
Service cost	(121)	(58)	(64)	(243)	(5)
Interest cost	(378)	(148)	(62)	(588)	(74)
Settlements and curtailments	(54)	(7)	68	7	(8)
Actuarial (losses)/gains	(1,307)	(127)	(102)	(1,536)	1
Scheme participants’ contributions	(17)	–	(8)	(25)	(11)
Benefits paid	345	156	71	572	69
Acquisitions	(29)	–	(19)	(48)	(4)

Obligations at 31st December 2009	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)
Unrecognised past service cost	–	(2)	1	(1)	40

Recognised on the balance sheet at 31st December 2009	(8,446)	(2,630)	(1,363)	(12,439)	(1,213)

The UK defined benefit schemes include defined contribution sections with obligations totalling £765 million at 31st December 2009 (2008 – £553 million; 2007 – £693 million).
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 8.5% (2008 – 9.0%), reducing by 0.5% per year to 5% in 2017 and thereafter. During 2007, the US post-retirement healthcare scheme was amended. The main change was an increase in the cap on Group costs. During 2009, both the US pension and post-retirement healthcare plan were amended. The changes resulted in a one-off gain of £37 million in the income statement. At 31st December 2009 the US plan obligation was £1,102 million (2008 – £1,223 million; 2007 – £879 million). However, in accordance with IAS 19 the unvested part of a benefit improvement is not recognised immediately on the balance sheet but is recognised gradually through the income statement. At 31st December 2009, the unrecognised amount of £40 million (2008 – £51 million; 2007 – £47 million) primarily relates to the effect of this change in the US post-retirement scheme. At 31st December 2008, the past service cost not recognised from this scheme amounted to £53 million.
GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued
The defined benefit pension obligation is analysed as follows:

	2009	2008	2007
	£m	£m	£m

Funded	(12,126)	(10,662)	(10,079)
Unfunded	(312)	(318)	(259)

	(12,438)	(10,980)	(10,338)

Post-retirement benefits are unfunded.

					Post-retirement
	Pensions				benefits
Movements in fair values of assets	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m

Assets at 1st January 2007	6,554	1,953	741	9,248	–
Exchange adjustments	–	(29)	68	39	–
Expected return on assets	389	141	37	567	–
Settlements and curtailments	–	–	2	2	–
Actuarial gains/(losses)	168	46	(18)	196	–
Employer contributions	397	8	99	504	41
Scheme participants’ contributions	38	–	5	43	3
Benefits paid	(253)	(115)	(49)	(417)	(44)

Assets at 31st December 2007	7,293	2,004	885	10,182	–
Exchange adjustments	–	598	298	896	–
Expected return on assets	442	144	47	633	–
Settlements and curtailments	–	–	3	3	–
Actuarial losses	(1,691)	(614)	(134)	(2,439)	–
Employer contributions	340	10	93	443	44
Scheme participants’ contributions	33	–	5	38	9
Benefits paid	(282)	(126)	(60)	(468)	(53)

Assets at 31st December 2008	6,135	2,016	1,137	9,288	–
Exchange adjustments	–	(221)	(93)	(314)	–
Expected return on assets	347	121	46	514	–
Settlements and curtailments	–	–	(51)	(51)	–
Actuarial gains	729	122	19	870	–
Employer contributions	594	190	110	894	58
Scheme participants’ contributions	17	–	8	25	11
Benefits paid	(345)	(156)	(71)	(572)	(69)
Acquisitions	22	–	18	40	–

Assets at 31st December 2009	7,499	2,072	1,123	10,694	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £765 million at 31st December 2009 (2008 – £553 million; 2007 – £693 million).
During 2009, the Group made special funding contributions to the UK pension schemes totalling £332 million and £95 million to the US scheme (2008 – £200 million to the UK pension schemes). In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The additional contributions are expected to be £365 million per year for 2010 to 2013. The contributions are based on a discount rate of 5.25% and an inflation assumption of 2.8%. The next review of contribution levels is expected to be at the 31st December 2011 actuarial valuation although the Group has agreed to review mortality assumptions before then which could result in an earlier revision to contributions.
Employer contributions for 2010, including special funding contributions, are estimated to be approximately £800 million in respect of defined benefit pension schemes and £60 million in respect of post-retirement benefits.
GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
History of experience gains and losses	£m	£m	£m	£m	£m

2009
Experience gains of scheme assets	729	122	19	870
Percentage of scheme assets at 31st December 2009	10%	6%	2%	8%

Experience gains/(losses) of scheme liabilities	162	(27)	(15)	120	6
Percentage of scheme obligations at 31st December 2009	2%	1%	1%	1%	–

Fair value of assets	7,499	2,072	1,123	10,694	–
Present value of scheme obligations	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)

Deficits in the schemes	(947)	(556)	(241)	(1,744)	(1,253)

2008
Experience losses of scheme assets	(1,691)	(614)	(134)	(2,439)
Percentage of scheme assets at 31st December 2008	28%	30%	12%	26%

Experience (losses)/gains of scheme liabilities	(148)	2	1	(145)	(14)
Percentage of scheme obligations at 31st December 2008	2%	–	–	1%	1%

Fair value of assets	6,135	2,016	1,137	9,288	–
Present value of scheme obligations	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)

Deficits in the schemes	(750)	(722)	(220)	(1,692)	(1,354)

2007
Experience gains/(losses) of scheme assets	168	46	(18)	196
Percentage of scheme assets at 31st December 2007	2%	2%	2%	2%

Experience gains/(losses) of scheme liabilities	33	(30)	6	9	–
Percentage of scheme obligations at 31st December 2007	–	2%	1%	–	–

Fair value of assets	7,293	2,004	885	10,182	–
Present value of scheme obligations	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

(Deficits)/surpluses in the schemes	(78)	59	(137)	(156)	(1,019)

2006
Experience gains of scheme assets	227	168	26	421
Percentage of scheme assets at 31st December 2006	3%	9%	4%	5%

Experience (losses)/gains of scheme liabilities	(37)	(16)	(42)	(95)	17
Percentage of scheme obligations at 31st December 2006	–	1%	4%	1%	2%

Fair value of assets	6,554	1,953	741	9,248	–
Present value of scheme obligations	(7,444)	(1,949)	(952)	(10,345)	(1,063)

(Deficits)/surpluses in the schemes	(890)	4	(211)	(1,097)	(1,063)

2005
Experience gains of scheme assets	647	3	35	685
Percentage of scheme assets at 31st December 2005	11%	–	5%	8%

Experience losses of scheme liabilities	(94)	(10)	(35)	(139)	(4)
Percentage of scheme obligations at 31st December 2005	1%	–	4%	1%	–

Fair value of assets	5,744	1,976	657	8,377	–
Present value of scheme obligations	(7,054)	(2,150)	(922)	(10,126)	(1,308)

Deficits in the schemes	(1,310)	(174)	(265)	(1,749)	(1,308)

GSK Annual Report 2009

Notes to the financial statements
28 Pensions and other post-employment benefits continued
Sensitivity analysis
Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	7
Increase in annual post-retirement benefits cost	–
Increase in pension obligation	440
Increase in post-retirement benefits obligation	36

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	24
Increase in annual post-retirement benefits cost	7
Increase in pension obligation	249
Increase in post-retirement benefits obligation	49

A 0.25% decrease in expected rates of returns on assets would have the following approximate effect:

Increase in annual pension cost	24

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	2
Increase in post-retirement benefits obligation	45

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	24
Increase in pension obligation	316

29 Other provisions

				Integration
	Legal	Major	Employee	and
	and other	restructuring	related	manufacturing	Other
	disputes	programmes	provisions	re-organisation	provisions	Total
	£m	£m	£m	£m	£m	£m

At 1st January 2009	1,903	652	268	90	186	3,099
Exchange adjustments	(211)	(33)	(20)	(5)	(17)	(286)
Charge for the year	667	487	57	1	32	1,244
Reversed unused	(86)	(15)	(4)	(7)	(13)	(125)
Unwinding of discount	1	3	–	–	7	11
Utilised	(254)	(450)	(69)	(21)	(26)	(820)
Acquisition of subsidiary	–	–	–	–	17	17
Transfer to pensions obligations	–	(72)	–	–	–	(72)
Reclassifications and other movements	–	2	9	(3)	165	173

At 31st December 2009	2,020	574	241	55	351	3,241

To be settled within one year	1,717	399	31	7	102	2,256
To be settled after one year	303	175	210	48	249	985

At 31st December 2009	2,020	574	241	55	351	3,241

GSK Annual Report 2009

Notes to the financial statements

29 Other provisions continued
Legal and other disputes
GSK is involved in a number of legal and other disputes, including notification of possible claims, as set out in Note 44 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental.
The discount on these provisions increased by £5 million in 2009 (2008 – £61 million decrease) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2009 includes an increase of £6 million arising from a change in the discount rate in the year. Certain products have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group’s exposure for unasserted claims in relation to those products. Apart from the IBNR provision, no provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within three years.
At 31st December 2009, it is expected that £97 million
(2008 – £112 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within ’other receivables’ in Note 22, ‘Other non-current assets’ and Note 24, ‘Trade and other receivables’. For a discussion of legal issues, see Note 44 ‘Legal proceedings’.
Major restructuring programmes
In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations (see Note 7 ‘Major restructuring programme’). A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010.
Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected. No provision is made for staff severance payments that are made immediately.
Pension augmentations arising from staff redundancies of £72 million have been charged during the year and then transferred to the pension obligations provision as shown in Note 28 ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17 ‘Property, plant and equipment’.
Employee related provisions
Employee related provisions includes the exchange offer incentive programme which operated at the time of the merger to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options. The incentive is paid either when employees exercise the relevant options, or when the options lapse, up to 2010. There is no impact of discounting on this provision in 2009 (2008 – £nil), which was calculated using risk-free rates of return. The Group also provides certain medical benefits to disabled employees and their spouses in the USA. At 31st December 2009, the provision for these benefits amounted to £118 million. Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Integration and manufacturing re-organisation
Provisions for integration and manufacturing re-organisations reflect costs related to ongoing restructuring programmes not included within the costs disclosed in Note 7, ‘Major restructuring programmes’.
Other provisions
The Group has recognised contingent consideration in respect of the acquisitions of Bristol Myers Squibb Pakistan (Private) Limited and Stiefel Laboratories, Inc. as described in Note 38 ‘Acquisitions and disposals’. The contingent consideration is payable upon certain criteria being met by certain specified dates in the future. The initial recognition of these provisions are included within ‘reclassifications and other movements’. The aggregate provision for these items amounts to £161 million at 31st December 2009.

GSK Annual Report 2009

Notes to the financial statements
30 Other non-current liabilities

	2009	2008
	£m	£m

Accruals and deferred income	124	96
Other payables	481	331

	605	427

31 Contingent liabilities
At 31st December 2009, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £150 million (2008 – £134 million). At 31st December 2009, £9 million (2008 – £12 million) of financial assets were pledged as collateral for contingent liabilities. For discussions of tax and legal issues, refer to Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.
32 Net debt

		2009	2008
	Listing exchange	£m	£m

Current assets:
Liquid investments		268	391
Cash and cash equivalents		6,545	5,623

		6,813	6,014

Short-term borrowings:
3.25% € European Medium Term Note 2009	London Stock Exchange	–	(481)
US$ Floating Rate Note 2010	New York Stock Exchange	(621)	–
Commercial paper		(621)	–
Bank loans and overdrafts		(182)	(426)
Loan stock		(7)	–
Other loans		–	(1)
Obligations under finance leases		(40)	(48)

		(1,471)	(956)

Long-term borrowings:
US$ Floating rate Note 2010	New York Stock Exchange	–	(694)
3.00% € European Medium Term Note 2012	London Stock Exchange	(662)	(718)
5.125% € European Medium Term Note 2012	London Stock Exchange	(1,985)	(2,154)
4.85% US$ US Medium Term Note 2013	New York Stock Exchange	(1,548)	(1,728)
4.375% US$ US Medium Term Note 2014	London Stock Exchange	(990)	(1,146)
3.875% € European Medium Term Note 2015	London Stock Exchange	(1,404)	–
5.625% € European Medium Term Note 2017	London Stock Exchange	(1,100)	(1,193)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,701)	(1,901)
4.00% € European Medium Term Note 2025	London Stock Exchange	(653)	(709)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(979)	(979)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(308)	(344)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,689)	(1,888)
6.375% £ European Medium Term Note 2039	London Stock Exchange	(693)	(693)
5.25% £ European Medium Term Note 2042	London Stock Exchange	(984)	(984)
Loan stock		–	(8)
Bank loans		–	(1)
Other loans and private financing		–	(3)
Obligations under finance leases		(90)	(88)

		(14,786)	(15,231)

Net debt		(9,444)	(10,173)

GSK Annual Report 2009

Notes to the financial statements
32 Net debt continued
Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2009, they included US Treasury notes and other government bonds. The effective interest rate on liquid investments at 31st December 2009 was approximately 4.6% (2008 – approximately 5.5%). Liquid investment balances at 31st December 2009 earning interest at floating and fixed rates amount to £1 million and £267 million, respectively (2008 – £1 million and £390 million).
The effective interest rate on cash and cash equivalents at 31st December 2009 was approximately 0.7% (2008 – approximately 1.8%). Cash and cash equivalents balances at 31st December 2009 earning interest at floating and fixed rates amount to £6,372 million and £17 million, respectively (2008 – £5,520 million and £4 million).
GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.
Short-term borrowings
Commercial paper comprises a US $10 billion programme, of which $1 billion (£621 million) was in issue at 31st December 2009 (2008 – $nil (£nil)), backed up by committed facilities of 364 days duration of $3.9 billion (£2.4 billion) (2008 – $3.9 billion (£2.7 billion)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.
The weighted average interest rate on current bank loans and overdrafts at 31st December 2009 was 4.8% (2008 – 1.59%).
Long-term borrowings
At the year-end, GSK had long-term borrowings of £14.8 billion (2008 – £15.2 billion) of which £9.5 billion (2008 – £9.8 billion) falls due in more than five years.
Long-term borrowings repayable after five years carry interest at effective rates between 3.88% and 6.38%. The repayment dates range from 2015 to 2042. The average effective interest rate of all notes at 31st December 2009 was approximately 4.9% (2008 – approximately 5.0%).
Secured liabilities
GSK had no loans secured by charges on non-current and current assets in the year (2008 – £nil). The Group has pledged investments in US Treasury Notes with a par value of $103 million (2008 – $198 million) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’.

	2009	2008
Finance lease obligations	£m	£m

Rental payments due within one year	44	53
Rental payments due between one and two years	38	39
Rental payments due between two and three years	26	30
Rental payments due between three and four years	16	17
Rental payments due between four and five years	6	6
Rental payments due after five years	16	9

Total future rental payments	146	154
Future finance charges	(16)	(18)

Total finance lease obligations	130	136

Finance lease obligations at 31st December 2009 bearing interest at floating and fixed rates amount to £89 million and £41 million, respectively (2008 – £98 million and £38 million).
GSK Annual Report 2009

Notes to the financial statements
33 Share capital and share premium account

			Share
	Ordinary Shares of 25p each		premium
	Number	£m	£m

Share capital authorised
At 31st December 2007	10,000,000,000	2,500
At 31st December 2008	10,000,000,000	2,500
At 31st December 2009	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2007	5,991,601,848	1,498	858
Issued under share option schemes	37,307,678	9	408
Share capital purchased and cancelled	(16,322,500)	(4)	–

At 31st December 2007	6,012,587,026	1,503	1,266
Issued under share option schemes	5,640,119	2	60
Share capital purchased and cancelled	(356,910,908)	(90)	–

At 31st December 2008	5,661,316,237	1,415	1,326
Issued under share option schemes	3,812,482	1	42

At 31st December 2009	5,665,128,719	1,416	1,368

	31st December	31st December
	2009	2008

Number (‘000) of shares issuable under outstanding options (Note 42)	213,110	220,459

Number (‘000) of unissued shares not under option	4,121,761	4,118,225

At 31st December 2009, of the issued share capital, 117,735,257 shares were held in the ESOP Trust, 474,194,158 shares were held as Treasury shares and 5,073,199,304 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trust are disclosed in Note 42, ‘Employee share schemes’.
The company did not make any purchases of its own shares in 2009. There have been no purchases since 31st December 2009. GSK does not expect to make significant share repurchases in 2010.
GSK Annual Report 2009

Notes to the financial statements
34 Movements in equity
Retained earnings and other reserves amounted to £7,221 million at 31st December 2009 (2008 – £5,190 million; 2007 – £6,834 million) of which £390 million (2008 – £391 million; 2007 – £218 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is shown below in the following table:

		Net translation exchange included in:
					Total
		Fair value	Retained	Minority	translation
		reserve	earnings	interest	exchange
		£m	£m	£m	£m

At 1st January 2007		9	(59)	(92)	(142)
Exchange movements on overseas net assets		–	394	17	411

At 31st December 2007		9	335	(75)	269
Exchange movements on overseas net assets		1	952	64	1,017
Reclassification of exchange on liquidation of overseas subsidiary		–	84	–	84

At 31st December 2008		10	1,371	(11)	1,370
Exchange movements on overseas net assets		1	(161)	(34)	(194)
Reclassification of exchange on liquidation of overseas subsidiary		–	(44)	–	(44)

At 31st December 2009		11	1,166	(45)	1,132

The analysis of other reserves is as follows:

	ESOP Trust	Fair value	Cash flow	Other
	shares	reserve	hedge reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2007	(1,999)	137	(3)	1,930	65
Transferred to income and expense in the year on disposals	–	(34)	–	–	(34)
Transferred to income and expense in the year on impairment	–	(12)	–	–	(12)
Net fair value movement in the year	–	(42)	(4)	–	(46)
Ordinary Shares purchased and cancelled	–	–	–	4	4
Ordinary Shares acquired by ESOP Trusts	(26)	–	–	–	(26)
Ordinary Shares transferred by ESOP Trusts	116	–	–	–	116
Write-down of shares held by ESOP Trusts	292	–	–	–	292

At 31st December 2007	(1,617)	49	(7)	1,934	359
Transferred to income and expense in the year on disposals	–	(32)	–	–	(32)
Transferred to income and expense in the year on impairment	–	(2)	–	–	(2)
Net fair value movement in the year	–	(23)	4	–	(19)
Ordinary Shares purchased and cancelled	–	–	–	90	90
Ordinary Shares acquired by ESOP Trusts	(19)	–	–	–	(19)
Ordinary Shares transferred by ESOP Trusts	10	–	–	–	10
Write-down of shares held by ESOP Trusts	181	–	–	–	181

At 31st December 2008	(1,445)	(8)	(3)	2,024	568
Transferred to income and expense in the year on disposals	–	(40)	1	–	(39)
Transferred to income and expense in the year on impairment	–	40	–	–	40
Net fair value movement in the year	–	30	(4)	–	26
Ordinary Shares acquired by ESOP Trusts	(57)	–	–	–	(57)
Ordinary Shares transferred by ESOP Trusts	13	–	–	–	13
Write-down of shares held by ESOP Trusts	351	–	–	–	351
Put option over minority interest	–	–	–	(2)	(2)

At 31st December 2009	(1,138)	22	(6)	2,022	900

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31st December 2009 (2008 – £1,849 million; 2007 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £175 million at 31st December 2009 (2008 – £175 million; 2007 – £85 million).
GSK Annual Report 2009

Notes to the financial statements
35 Related party transactions
GSK held a 16.8% interest in Quest Diagnostics Inc. at 31st December 2009 (2008 – 18.7%). The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2009, Quest Diagnostics provided services of £47 million (2008 – £42 million) to the Group. At 31st December 2009, the balance payable by GSK to Quest Diagnostics was £10 million (2008 – £nil).
In March 2009, 5,749,157 shares in the Group’s associate Quest Diagnostics Inc. were sold for a cash consideration of £178 million, the majority of the shares being sold direct to Quest Diagnostics Inc. with the remainder being sold in the market.
On 30th November 2009, GSK completed the extension of its strategic relationship with Aspen Pharmacare Holdings Limited by the acquisition of a minority shareholding in the South African based pharmaceutical company. The transaction resulted in GSK acquiring 68.5 million shares in Aspen in consideration for the transfer of certain assets and in Aspen becoming an associate. A gain of £183 million on the transaction is included within other operating income. At 31st December 2009, GSK held 81.7 million shares, a 19% interest in Aspen.
During December 2009, GSK distributed £18 million of its products through Aspen’s extensive distribution network. At 31st December 2009, the balance due to GSK from Aspen was £18 million (2008 – £nil) and the balance payable by GSK to Aspen was £13 million (2008 – £nil).
In 2009, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2009, GSK provided services to the joint venture of £15 million (2008 – £7 million). At 31st December 2009, the balance due to GSK from the joint venture was £14 million (2008 – £5 million).
The aggregate compensation of the Directors and CET is given in Note 10, ‘Employee Costs’.
36 Adjustments reconciling profit after tax to operating cash flows

	2009	2008	2007
	£m	£m	£m

Profit after tax	5,669	4,712	5,310
Tax on profits	2,222	1,947	2,142
Share of after tax profits of associates and joint ventures	(64)	(48)	(50)
Finance income net of finance costs	713	530	191
Depreciation	1,130	920	796
Amortisation of intangible assets	432	311	226
Impairment and assets written off	445	436	206
Profit on sale of intangible assets	(835)	(170)	(5)
Profit on sale of investments in associates	(115)	–	–
Profit on sale of equity investments	(40)	(33)	(32)
Changes in working capital:
Increase in inventories	(132)	(411)	(457)
(Increase)/decrease in trade receivables	(473)	519	(77)
(Increase)/decrease in other receivables	(134)	22	(2)
Increase/(decrease) in trade payables	499	(39)	9
Increase/(decrease) in other payables	409	(162)	(196)
(Decrease)/increase in pension and other provisions	(320)	548	(123)
Share-based incentive plans	179	241	237
Other	(40)	(268)	(95)

	3,876	4,343	2,770

Cash generated from operations	9,545	9,055	8,080

GSK Annual Report 2009

Notes to the financial statements
37 Reconciliation of net cash flow to movement in net debt

					2009	2008	2007
					£m	£m	£m

Net debt at beginning of year					(10,173)	(6,039)	(2,450)
Increase in cash and bank overdrafts					1,054	1,148	1,411
Cash (inflow)/outflow from liquid investments					(87)	(905)	39
Net increase in long-term loans					(1,358)	(5,523)	(3,276)
Net repayment of/(increase in) short-term loans					102	3,059	(1,632)
Net repayment of obligations under finance leases					48	48	39
Debt of subsidiary undertakings acquired					(9)	–	–
Exchange adjustments					1,041	(1,918)	(88)
Other non-cash movements					(62)	(43)	(82)

Movement in net debt					729	(4,134)	(3,589)

Net debt at end of year					(9,444)	(10,173)	(6,039)

Analysis of changes in net debt	At 31.12.08	Exchange	Other	Reclassifications	Acquisitions	Cash flow	At 31.12.09
	£m	£m	£m	£m	£m	£m	£m

Liquid investments	391	(36)	–	–	–	(87)	268

Cash and cash equivalents	5,623	(171)	–	–	94	999	6,545
Overdrafts	(151)	13	–	–	–	(39)	(177)

	5,472	(158)	–	–	94	960	6,368

Debt due within one year:
Commercial paper	–	–	–	–	–	(621)	(621)
Eurobonds and Medium-Term Notes	(481)	69	(38)	(641)	–	470	(621)
Other	(324)	33	(20)	(25)	(9)	293	(52)

	(805)	102	(58)	(666)	(9)	142	(1,294)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(15,131)	1,128	24	641	–	(1,358)	(14,696)
Other	(100)	5	(28)	25	–	8	(90)

	(15,231)	1,133	(4)	666	–	(1,350)	(14,786)

Net debt	(10,173)	1,041	(62)	–	85	(335)	(9,444)

For further information on significant changes in net debt see Note 32 ‘Net debt’.
38 Acquisitions and disposals
Details of the acquisition and disposal of subsidiary and associated undertakings, joint ventures and other businesses are given below:
2009
Acquisitions
Genelabs Technologies Inc.
On 7th January 2009, the Group acquired all of the share capital of Genelabs Technologies Inc, a California biotechnology company with a strong and focused portfolio in hepatitis C vaccines. The purchase price of £42 million included £12 million of cash and cash equivalents, with the remainder represented by preliminary net asset valuations of £30 million. This transaction has been accounted for by the purchase method of accounting. Genelabs Technologies Inc. had turnover of £nil and a loss after tax of £8 million for the year, of which turnover of £nil and £8 million of loss after tax related to the period since acquisition and are included in the Group accounts.
GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Acquisitions continued
Genelabs Technologies Inc. continued

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	1	1
Property, plant and equipment	2	–	2
Other assets including cash and cash equivalents	14	–	14
Deferred tax asset	–	26	26
Other liabilities	(2)	–	(2)

	14	27	41
Goodwill	–	1	1

Total consideration	14	28	42

Bristol Myers Squibb Pakistan (Private) Limited
On 30th January 2009, the Group acquired all of the share capital of Bristol Myers Squibb Pakistan (Private) Limited and certain associated trademarks for a consideration of £25 million. As a result, the Group has acquired a portfolio of over 30 well-established pharmaceutical brands, many of which occupy leading market positions in key therapeutic disease areas in Pakistan. The purchase price of £25 million was represented by provisional valuations of intangible assets of £8 million, goodwill of £10 million and other net assets of £7 million. The goodwill arising on the acquisition reflects the potential for product growth throughout the region and the expected synergies for the Group. This transaction has been accounted for by the purchase method of accounting. Bristol Myers Squibb Pakistan (Private) Limited had a turnover of £15 million and a profit after tax of £0.3 million for the year, of which £14 million of turnover and £0.4 million of profit after tax related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	7	1	8
Property, plant and equipment	5	3	8
Other assets including cash and cash equivalents	6	–	6
Deferred tax provision	(1)	–	(1)
Other liabilities	(5)	(1)	(6)

	12	3	15
Goodwill	–	10	10

Total consideration	12	13	25

Certain businesses from UCB S.A.
On 31st March 2009, the Group acquired from UCB S.A. its marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America which includes several leading pharmaceutical brands in a number of disease areas. Subsequent to this date the Group completed further country acquisitions which formed part of the original transaction. The purchase price of £477 million included £5 million of net cash, £445 million of intangible assets, £87 million of goodwill and £60 million of other net liabilities. These are provisional valuations and may change in the future. The goodwill arising on the acquisition of this business reflects the potential for product growth throughout the regions and the expected synergies for the Group. This transaction has been accounted for by the purchase method of accounting.
The transaction included acquisition of both a number of legal entities and product rights that had been previously marketed outside of those entities. The product portfolio acquired has been integrated into the GSK business in the period since acquisition and it is not therefore practicable to identify the result after tax arising as a result of this transaction for the period after acquisition.
Prior to acquisition it is estimated that the product portfolio recorded turnover of £26 million. Since acquisition GSK has recorded turnover of £77 million from the products acquired.
GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Certain businesses from UCB S.A. continued

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	417	28	445
Property, plant and equipment	1	–	1
Cash and cash equivalents	5	–	5
Deferred tax provision	–	(56)	(56)
Other liabilities	(5)	–	(5)

	418	(28)	390
Goodwill	–	87	87

Total consideration	418	59	477

AZ Tika
On 21st April 2009, the Group acquired all of the share capital of AZ Tika, a wholly owned subsidiary of Astra Zeneca plc for a cash consideration of £146 million. As a result, the Group has acquired a number of leading over-the-counter products, predominantly sold in Sweden, including Alvedon, the country’s leading analgesic treatment. The purchase price of £146 million was represented by intangible assets of £109 million, goodwill of £50 million and other net liabilities of £13 million. The goodwill arising on the acquisition reflects the potential for product growth and the expected synergies for the Group. This transaction has been accounted for by the purchase method of accounting. Prior to acquisition the products acquired were marketed outside the entity acquired. The products acquired have been integrated into the GSK business in the period since acquisition and it is not therefore practicable to identify the result after tax arising as a result of the transaction for the period after acquisition.
Prior to acquisition it is estimated that the product portfolio recorded turnover of £7 million. Since acquisition GSK has recorded turnover of £24 million from the products acquired.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	72	37	109
Other assets including cash and cash equivalents	–	1	1
Deferred tax provision	–	(14)	(14)

	72	24	96
Goodwill	–	50	50

Total consideration	72	74	146

Stiefel Laboratories, Inc.
On 22nd July 2009, the Group acquired all of the share capital of Stiefel Laboratories, Inc., the world’s largest private dermatological company for a cash consideration of £1,993 million net of cash acquired and including £326 million of debt repaid on acquisition. The purchase price of £2,219 million (including contingent cash consideration of £152 million payable upon certain criteria being met by specified dates in the future) included £74 million of cash and cash equivalents, £1,513 million of intangible assets, £885 million of goodwill, representing the potential for additional growth from the combination of the Stiefel business and GSK’s existing dermatology portfolio, and £253 million of other net liabilities. The purchase price includes potential obligations to make additional payments of up to $300 million (£183 million) depending on the future performance of certain products. These are provisional valuations and may change in the future. Stiefel Laboratories Inc. had a turnover of £547 million and a loss after tax (including restructuring costs) of £103 million for the year ended 31st December 2009, of which £248 million of turnover and £78 million of loss after tax (including restructuring costs) related to the period since acquisition and are included in the Group accounts. Since acquisition, Stiefel made an operating profit of £35 million before restructuring costs and intangible assets amortisation.
The new business will provide significant opportunities for both sales and cost synergies. Stiefel’s products will benefit from GSK’s global distribution and commercial organisations, particularly in markets such as Brazil, Russia, India, China and Japan. GSK’s products will benefit from Stiefel’s speciality sales force relationships and experienced management in dermatology.
Cost synergies for the new business are expected primarily from combining manufacturing and administrative functions. As previously reported, GSK expects to deliver annual pre-tax cost savings of up to £155 million by 2012 with restructuring costs of approximately £205 million, of which £71 million was charged in 2009 and the remainder will be incurred over the next two years. Excluding restructuring costs, the Stiefel acquisition resulted in a dilution of GSK’s earnings per share of less than 1% in 2009 and is expected to result in an improvement of 1-2% in 2010.
GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Stiefel Laboratories, Inc. continued

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	274	1,239	1,513
Property, plant and equipment	111	–	111
Other assets including cash and cash equivalents	210	47	257
Deferred tax provision	35	(331)	(296)
Other liabilities	(251)	–	(251)

	379	955	1,334
Goodwill	–	885	885

Total consideration	379	1,840	2,219

ViiV Healthcare Limited
On 30th October 2009, GSK acquired Pfizer Inc.’s HIV business and combined it with its own HIV business to form ViiV Healthcare Limited, a sub-group owned 85% by GSK and 15% by Pfizer. The consideration given by GSK, representing 15% of the net value of GSK’s HIV business, contingent consideration and transaction costs, was valued at £383 million. This was represented by £595 million of intangible assets, £172 million of deferred tax liability, £21 million of other net assets, £316 million increase in minority interests and £255 million of goodwill representing the economies of scale gained from the combination of the two businesses and the potential for growth of both partners’ HIV products within ViiV Healthcare. These are provisional valuations and may change in the future. The minority interest represents Pfizer’s interest in ViiV Healthcare including the right to preferential dividends based on the sales performance of certain products.
GSK has recognised an accounting gain of £296 million on this transaction arising on the disposal of a 15% interest in GSK’s HIV business to Pfizer recorded at book value, in return for 85% of Pfizer’s HIV business recorded at fair value.
The acquired Pfizer HIV business had a turnover of £89 million and a loss after tax of £39 million for the year, of which, after taking account of the transition status in various territories, £1 million of turnover and £23 million of loss after tax has been recognised in the Group accounts, including restructuring costs.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	13	582	595
Other assets including cash and cash equivalents	10	11	21
Deferred tax provision	–	(172)	(172)

	23	421	444
Minority interests	–	(316)	(316)
Goodwill	–	255	255

Total consideration	23	360	383

Consideration
Fair value of assets contributed by GSK			328
Fair value of contingent equity contributed by GSK			37
Direct costs			18

Total consideration			383

GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Acquisitions continued
Laboratoire Pharmaceutique Algérien
On 10th November 2009, GSK acquired 100% of the share capital of the Algerian pharmaceutical, manufacturing and distribution group, Laboratoire Pharmaceutique Algérien, for a cash consideration of £26 million net of cash acquired. The purchase price of £29 million included £3 million of cash and cash equivalents, £35 million of goodwill, £15 million of other net liabilities, and a £6 million reduction in the value of an existing investment. These are provisional valuations and may change in the future. The goodwill reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisition of an established market participant. This transaction has been accounted for by the purchase method of accounting. Laboratoire Pharmaceutique Algérien had a turnover of £61 million for the year ended 31st December 2009. The result for the year has not yet been determined but is estimated to be a loss of £25 million. Turnover of £6 million and £1 million of loss related to the period after acquisition are recorded in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Property, plant and equipment	29	–	29
Cash and cash equivalents	3	–	3
Other liabilities	(44)	–	(44)

	(12)	–	(12)
Goodwill	–	35	35
Fair value loss arising on increased investment in LPA Distribution	–	6	6

Total consideration	(12)	41	29

NovaMin Technology Inc.
On 18th December 2009, GSK acquired 100% of the share capital of NovaMin Technology Inc., a privately held US company for a cash consideration of £87 million. The purchase price included £51 million of intangible assets, £53 million of goodwill and £17 million of net liabilities. These are provisional valuations and may change in the future. The company has a specialty oral care ingredient for the treatment of dentine hypersensitivity and the goodwill arising from the acquisition represents the potential for additional growth from the combination of the company’s technology with specific GSK oral care products. This transaction has been accounted for by the purchase method of accounting. NovaMin Technology Inc. had a turnover of £0.1 million and a loss after tax of £0.5 million for the year, of which £nil of turnover and £nil of loss after tax related to the period since acquisition and are included in the Group accounts.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	1	50	51
Deferred tax provision	–	(17)	(17)

	1	33	34
Goodwill	–	53	53

Total consideration	1	86	87

If the above acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by £477 million for the year. As some of the acquisitions have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.
Other acquisitions in the year include £16 million invested in Shionogi-GlaxoSmithKline Holdings, L.P., a joint venture in which the Group has a 50% share and £20 million invested in Shenzhen GlaxoSmithKline – Neptunus Biologicals Co., Ltd, an associate in which the Group has an initial 40% share.

			Certain		Stiefel	Laboratoire	NovaMin
Cash flows		BMS	businesses		Laboratories,	Pharmaceutique	Technology
	Genelabs	(Pakistan)	of UCB S.A.	AZ Tika	Inc.	Algérien	Inc	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash consideration	42	23	477	146	2,067	29	87	44	2,915
Cash and cash equivalents acquired	(12)	–	(5)	–	(74)	(3)	–	–	(94)

Net cash consideration	30	23	472	146	1,993	26	87	44	2,821
Contingent consideration	–	2	–	–	152	–	–	–	154

Net purchase consideration	30	25	472	146	2,145	26	87	44	2,975

GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
2008
Acquisitions continued
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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	106	106
Property, plant and equipment	2	–	2
Other assets including cash and cash equivalents	86	–	86
Deferred tax provision	–	(21)	(21)
Other liabilities	(39)	–	(39)

	49	85	134
Goodwill	–	242	242

Total consideration	49	327	376

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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	65	65
Property, plant and equipment	9	9	18
Inventory	5	–	5

	14	74	88
Goodwill	–	52	52

Total consideration	14	126	140

GSK Annual Report 2009

Notes to the financial statements
38 Acquisitions and disposals continued
If Sirtris and BMS (Egypt) had been acquired at the beginning of 2008, combined Group turnover for the year would have been £24,373 million and combined Group profit for the year would have been £4,705 million.

				Shionogi-
Cash flows			Euclid SR	GlaxoSmithKline
	Sirtris	BMS (Egypt)	Partners LP	Holdings, L.P.	Other	Total
	£m	£m	£m	£m	£m	£m

Cash consideration	376	130	2	6	1	515
Cash and cash equivalents acquired	(52)	–	–	–	–	(52)

Net cash payment on acquisitions	324	130	2	6	1	463

Euclid SR Partners, LP
During 2008, an additional £2 million was invested in Euclid SR Partners, LP, an associate in which the Group has a 38.6% share.
Shionogi-GlaxoSmithKline Holdings, L.P.
During 2008, an additional £6 million was invested in Shionogi-GlaxoSmithKline Holdings, L.P., a joint venture in which the Group has a 50% share.
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

GSK Annual Report 2009

Notes to the financial statements
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

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	7	7
Property, plant and equipment	1	–	1
Other assets including cash and cash equivalents	25	–	25
Deferred tax asset	–	10	10
Other liabilities	(6)	–	(6)

	20	17	37
Goodwill	–	2	2

Total consideration	20	19	39

Cash flows	Reliant	Domantis	Praecis	Other	Total
	£m	£m	£m	£m	£m

Cash consideration	814	234	39	1	1,088
Cash and cash equivalents acquired	(20)	(16)	(24)	–	(60)

Net cash payment on acquisitions	794	218	15	1	1,028

If Reliant, Domantis and Praecis had been acquired at the beginning of the year, combined Group turnover for the year would have been £22,984 million and combined Group profit for the year would have been £5,314 million.
GSK Annual Report 2009

Notes to the financial statements
39 Commitments

Contractual obligations and commitments	2009	2008
	£m	£m

Contracted for but not provided in the financial statements:
Intangible assets	12,280	13,048
Property, plant and equipment	416	489
Investments	86	56
Purchase commitments	82	145
Business combinations	–	227
Pensions	1,460	597
Other commitments	52	46
Interest on loans	10,733	11,868
Finance lease charges	16	18

	25,125	26,494

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. As the majority of the intangible commitments are denominated in US dollars, the weakening of foreign currencies during the year has led to an decrease in the commitments reported above. A number of commitments were made in 2009 under licensing and other agreements, including arrangements with Chroma Therapeutics Limited, Concert Pharmaceuticals, Inc., Idenix Pharmaceuticals, Inc., Prosensa B.V. and Seattle Genetics, Inc.
In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The table above shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £150 million.
The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.
Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

Commitments under non-cancellable operating leases	2009	2008
	£m	£m

Rental payments due within one year	111	140
Rental payments due between one and two years	72	109
Rental payments due between two and three years	50	76
Rental payments due between three and four years	21	54
Rental payments due between four and five years	14	22
Rental payments due after five years	69	47

Total commitments under non-cancellable operating leases	337	448

40 Post balance sheet events
On 17th February 2010, GSK received a Complete Response letter from the FDA regarding the new drug application for Horizant Extended Release tablets for restless legs syndrome. The letter indicated that questions remained that precluded the approval of Horizant for restless legs syndrome at that time. GSK is evaluating the letter and considering the appropriate next steps. The Group’s intangible assets include £85 million in relation to this compound. It is not yet possible to determine the amount, if any, of any impairment that may be recorded in future periods, pending completion of a full analysis of the situation.
GSK Annual Report 2009

Notes to the financial statements

41 Financial instruments and related disclosures
GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 1st October 2009.
A Treasury Management Group (TMG) chaired by our Chief Financial Officer, meets on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities. Our internal auditors review the Treasury internal control environment regularly.
GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage risks from these operations. These derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.
GSK does not hold or issue derivatives for speculative purposes and our Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.
Capital management
We manage our capital to ensure that entities in the Group are able to operate as going concerns and to optimise return to shareholders through an appropriate balance of debt and equity. The Board reviews the Group’s dividend policy and funding requirements annually.
The capital structure of the Group consists of net debt (see Note 32, ‘Net debt’) and shareholders’ equity (see ’Consolidated statement of changes in equity‘ on page 97).
We continue to expect investment opportunities to arise that will allow the Group to invest in support of its strategic priorities. To ensure we have sufficient flexibility to take advantage of these opportunities we do not currently expect to make significant share repurchases in 2010. Investment opportunities will continue to be assessed against strict financial criteria.
GSK operates on a global basis, primarily through subsidiary companies established in the markets in which we trade. With significant levels of patent or trademark protection, our pharmaceutical products compete largely on product efficacy or differentiation rather than on price.
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
These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to pay dividends and make acquisitions. GSK did not make any share repurchases in 2009.
Total capital (equity and net debt) of the Group has increased from £18,491 million in 2008 to £20,186 million in 2009. The increase of £1,695 million principally represents the retained profit for the year offset by actuarial losses on defined benefit pension plans and a reduction in net debt. Net debt reduced compared with 2008 primarily as a consequence of GSK’s decision to suspend share repurchases in 2009. The Group’s positive cash generation along with the issuance of a €1.6 billion bond under our EMTN programme and $1 billion of commercial paper was sufficient to repay maturing short-term debt and finance the Group’s acquisitions in the year whilst also increasing the Group’s overall cash position at 31st December 2009.
Liquidity risk
We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under the US$10 billion commercial paper programme. The commercial paper programme is backed by $3.9 billion of committed facilities. The facilities were last renewed in October 2009. We consider this level of committed facilities to be adequate given our current cash holdings. For further information on these facilities, please refer to Note 32 to the financial statements, ‘Net debt’. We also benefit from strong positive cash flow from operating units.
We have a European Medium Term Note programme of £15 billion. At 31st December 2009, we had £8.5 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2009, we had $11 billion (£6.9 billion) of notes in issue under this programme. The TMG monitors the cash flow forecast on a monthly basis.
The long-term borrowings mature at dates between 2012 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s. Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.
As well as our committed facilities we also had substantial cash and liquid investments, which amounted to £6.8 billion at 31st December 2009. We also benefit from strong positive cash flow from operating units.

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued
Market risk
Interest rate risk management
The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of trading profit.
We use an interest rate swap to redenominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.
Foreign exchange risk management
Foreign currency transaction exposures arising on internal and external trade flows are not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, our internal trading transactions are matched centrally and we manage intercompany payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury. We manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
We seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings are swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net investment hedges’ section of this note for further details). The TMG reviews the ratio of borrowings to assets for major currencies monthly.
Credit risk
The Group considers its maximum credit risk to be £13,434 million (2008 – £13,265 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ which do not bear credit risk. See page 155 for details on the Group’s total financial assets.
GSK’s greatest concentration of credit risk is £1.3 billion (2008 – £1.9 billion) invested in US Treasury and Treasury repo only money market funds which bear credit exposure to the US Government.
Treasury-related credit risk
In 2009, credit risk remained high during the global credit crisis. GSK has continued to maintain its conservative approach to counterparty risk throughout this period. A report on relationship banks and their credit ratings is presented annually to the TMG for approval.
The aggregate credit risk in respect of financial instruments the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s and Standard and Poor’s. The table below sets out the credit ratings of counterparties for liquid investments, cash and cash equivalents and derivatives. The gross asset position on each derivative contract is considered for the purpose of this table, though, under the ISDA contracts, the amount at risk is the net asset position with each counterparty.

	Credit rating of counterparty
2009	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Baa2/BBB	Baa3/BBB-	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Bank balances and deposits	793	1,385	1,359	1,467	102	27	73	5,206
US Treasury and Treasury repo only money market funds	1,305	–	–	–	–	–	–	1,305
Corporate debt instruments	–	–	10	–	–	–	–	10
Government securities	237	–	–	43	–	–	12	292
3rd party financial derivatives	–	48	32	106	–	–	–	186

Total	2,335	1,433	1,401	1,616	102	27	85	6,999

	Credit rating of counterparty
2008	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Baa2/BBB	Baa3/BBB-	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Bank balances and deposits	64	1,025	646	1,981	32	–	27	3,775
US Treasury and Treasury repo only money market funds	1,852	–	–	–	–	–	–	1,852
Corporate debt instruments	–	–	75	–	–	–	–	75
Government securities	231	–	–	49	–	–	32	312
3rd party financial derivatives	–	160	210	540	–	–	–	910

Total	2,147	1,185	931	2,570	32	–	59	6,924

The credit ratings in the above tables are as assigned by Moody’s Investor Services and Standard and Poor’s respectively. Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency data is the only source available, the ratings are converted to global ratings equivalent to those of Moody’s Investor Services or Standard and Poor’s using published conversion tables. 2008 figures have been restated to reflect equivalent global or sovereign ratings where appropriate rather than those of local ratings providers.
GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued
Our centrally managed cash reserves amounted to £4.9 billion at 31st December 2009, all available within 3 months. The Group invests centrally managed liquid assets in bank deposits, AAA/Aaa rated US Treasuries and US Treasury repo only money market funds, short term corporate debt instruments with a minimum short-term credit rating of A-1/P1 and bank deposits.
Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or authority limits as appropriate.
Wholesale and retail credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 85% of the Group’s US pharmaceutical sales. At 31st December 2009, the Group had trade receivables due from these three wholesalers totalling £867 million (2008 – £1,067 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.
The Group’s credit risk monitoring activities relating to these wholesalers includes review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful debts (see Note 24, ‘Trade and other receivables’). Outside the USA no customer accounts for more than 5% of the trade receivables balance.
Fair value of financial assets and liabilities
The table on page 155 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31st December 2009 and 31st December 2008.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents – approximates to the carrying amount

•	Liquid investments – based on quoted market prices in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•	Other investments – investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts – based on market data and exchange rates at the balance sheet date

•	Currency swaps – based on market data at the balance sheet date

•	Interest rate swaps – based on the net present value of discounted cash flows

•	Receivables and payables – approximates to the carrying amount

•	Lease obligations – approximates to the carrying amount.
Fair value of investments in GSK shares
At 31st December 2009, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £1,138 million (2008 – £1,445 million) with a fair value of £1,554 million (2008 – £1,657 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2009, GSK held Treasury shares at a cost of £6,286 million (2008 – £6,286 million) which has been deducted from retained earnings.
Committed facilities
The Group has committed facilities to back up the commercial paper programme of $3.9 billion (£2.4 billion) (2008 – $3.9 billion (£2.7 billion)) of 364 days duration, renewable annually. At 31st December 2009, undrawn committed facilities totalled $3.9 billion (£2.4 billion) (2008 – $3.9 billion (£2.7 billion)).

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued

	2009		2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash and cash equivalents	6,545	6,545	5,623	5,623

Available-for-sale investments:
Liquid investments:
– Government bonds	254	254	299	299
– other	14	14	92	92

Total liquid investments	268	268	391	391
Other investments	454	454	478	478

Loans and receivables:
Trade and other receivables and Other non-current assets in scope of IAS 39	6,424	6,424	6,288	6,288

Held-for-trading financial assets:
Derivatives designated as accounting hedges	104	104	111	111
Other derivatives	93	93	852	852

Total financial assets	13,888	13,888	13,743	13,743

Financial liabilities measured at amortised cost:
Borrowings:
– bonds in a designated hedging relationship	(6,139)	(6,499)	(5,693)	(5,813)
– other bonds	(9,178)	(9,864)	(9,919)	(10,214)
– commercial paper	(621)	(621)	–	–
– bank loans and overdrafts	(182)	(182)	(427)	(427)
– other loans and private financing	(7)	(7)	(12)	(12)
– obligations under finance leases	(130)	(130)	(136)	(136)

Total borrowings	(16,257)	(17,303)	(16,187)	(16,602)
Trade and other payables and Other non-current liabilities in scope of IAS 39	(6,051)	(6,051)	(5,452)	(5,452)

Held-for-trading financial liabilities:
Derivatives designated as accounting hedges	(55)	(55)	(638)	(638)
Other derivatives	(113)	(113)	(116)	(116)

Total financial liabilities	(22,476)	(23,522)	(22,393)	(22,808)

Net financial assets and financial liabilities	(8,588)	(9,634)	(8,650)	(9,065)

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.
Financial assets at fair value

At 31st December 2009	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Held–for–trading financial assets
Derivatives designated as accounting hedges	–	104	–	104
Other derivatives	–	93	–	93

Available–for–sale financial assets
Liquid investments	249	19	–	268
Other investments	245	–	209	454

	494	216	209	919

Financial liabilities at fair value

At 31st December 2009	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Held–for–trading financial liabilities
Derivatives designated as accounting hedges	–	(55)	–	(55)
Other derivatives	–	(113)	–	(113)

	–	(168)	–	(168)

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

Other
investments
£m

At 1st January 2009	159
Losses recognised in profit or loss	(11)
Gains recognised in other comprehensive income	1
Additions	81
Disposals	(4)
Transfers to/from Level 3	–
Exchange	(17)

At 31st December 2009	209

2009
£m

Losses relating to Level 3 financial assets included in Other operating income which are attributable to assets held at the end of the year	(11)

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued
Trade and other receivables and other non-current assets in scope of IAS 39
The following table reconciles financial assets within Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Other assets include tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39.

	2009	2008
	£m	£m

Trade and other receivables (Note 24)	6,492	6,265
Other non-current assets (Note 22)	583	579

	7,075	6,844

Analysed as:
Financial assets in scope of IAS 39	6,424	6,288
Other assets	651	556

	7,075	6,844

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been made:

	2009	2008
	£m	£m

Past due by 1–30 days	262	310
Past due by 31–90 days	105	154
Past due by 91–180 days	60	115
Past due by 181–365 days	54	89
Past due by more than 365 days	78	117

	559	785

Amounts past due by greater than 90 days total £192 million (2008 – £321 million). Of this balance £132 million (2008 – £227 million) relates to receivables due from state hospital authorities in certain European countries. Given the profile of our customers, including large wholesalers and government backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.
Trade and other payables and other non-current liabilities in scope of IAS 39
The following table reconciles financial liabilities within Trade and other payables and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Other liabilities include payments on account and tax and social security payables, which are outside the scope of IAS 39.

	2009	2008
	£m	£m

Trade and other payables (Note 27)	(6,772)	(6,075)
Other non-current liabilities (Note 30)	(605)	(427)

	(7,377)	(6,502)

Analysed as:
Financial liabilities in scope of IAS 39	(6,051)	(5,452)
Other liabilities	(1,326)	(1,050)

	(7,377)	(6,502)

GSK Annual Report 2009

Notes to the financial statements
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

	2009			2008
		Effect of			Effect of
		interest			interest
	Debt	rate swaps	Total	Debt	rate swaps	Total
	£m	£m	£m	£m	£m	£m

Floating and fixed rate debt less than one year	(1,431)	(990)	(2,421)	(901)	(1,146)	(2,047)
Between one and two years	–	–	–	(703)	–	(703)
Between two and three years	(2,647)	–	(2,647)	–	–	–
Between three and four years	(1,548)	–	(1,548)	(2,872)	–	(2,872)
Between four and five years	(990)	990	–	(1,728)	–	(1,728)
Between five and ten years	(4,205)	–	(4,205)	(4,240)	1,146	(3,094)
Greater than ten years	(5,306)	–	(5,306)	(5,597)	–	(5,597)

Total	(16,127)	–	(16,127)	(16,041)	–	(16,041)

Original issuance profile:
Fixed rate interest	(14,696)	990	(13,706)	(14,922)	1,146	(13,776)
Floating rate interest	(1,430)	(990)	(2,420)	(1,119)	(1,146)	(2,265)

Total interest bearing	(16,126)	–	(16,126)	(16,041)	–	(16,041)
Non-interest bearing	(1)	–	(1)	(10)	–	(10)

	(16,127)	–	(16,127)	(16,051)	–	(16,051)

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
Foreign exchange sensitivity
The table below shows the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments excluding obligations under finance leases and certain non-derivative financial instruments not in net debt and which do not present a material exposure. These three currencies are the major foreign currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies over the last three years and has concluded that a 20% movement in rates is a reasonable benchmark. In this table, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Intercompany loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2009		2008
	Increase/(decrease)	Reduction	Increase/(decrease)	Reduction
	in income	in equity	in income	in equity
	£m	£m	£m	£m

20% appreciation of the US dollar	251	755	210	991
20% appreciation of the Euro	8	1,779	(20)	1,760
20% appreciation of the Yen	–	45	1	52

A 20% depreciation of the stated currencies would have an equal and opposite effect. The movements in the income statement relate primarily to hedging instruments for US dollar legal provisions, and to trade payables and trade receivables. Whilst the hedging instruments provide economic hedges, the related provisions are not financial instruments and therefore are not included in the table above. The combined sensitivity of these hedging instruments and the provisions would be insignificant if the provisions were included. The movements in equity relate to foreign exchange positions used to hedge Group assets denominated in US dollar, Euro and Yen. Therefore, a depreciation on the currency swap would give rise to a corresponding appreciation on the Group asset. Foreign exchange sensitivity on Group assets other than financial instruments is not included above.
GSK Annual Report 2009

Notes to the financial statements
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

	2009	2008
	Increase/(decrease)	Increase/(decrease)
	in income	in income
	£m	£m

2% increase in Sterling interest rates	(2)	16
2% increase in US dollar interest rates	38	13
2% increase in Euro interest rates	18	4

These interest rates could not be decreased by 2% as they are currently less than 1.0%. The maximum increase/(decrease) in income would therefore be limited to £1 million, (£4 million) and (£2 million) for Sterling, US Dollar and Euro interest rates respectively (2008 – (£16 million), (£1 million) and (£4 million)). Interest rate movements on obligations under finance leases, foreign currency derivatives, trade payables, trade receivables and other financial instruments not in net debt do not present a material exposure to the Group’s balance sheet based on a 2% increase or decrease in these interest rates.
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

				Finance charge	Trade and
			Obligations	on obligations	other
		Interest on	under finance	under finance	payables not
At 31st December 2009	Debt	debt	leases	leases	in net debt	Total
	£m	£m	£m	£m	£m	£m

Due in less than one year	(1,431)	(757)	(40)	(4)	(5,828)	(8,060)
Between one and two years	–	(753)	(32)	(6)	(161)	(952)
Between two and three years	(2,655)	(754)	(24)	(2)	(28)	(3,463)
Between three and four years	(1,553)	(594)	(14)	(2)	(14)	(2,177)
Between four and five years	(932)	(536)	(5)	(1)	(5)	(1,479)
Between five and ten years	(4,230)	(2,088)	(15)	(1)	(15)	(6,349)
Greater than ten years	(5,382)	(5,251)	–	–	–	(10,633)

Gross contractual cash flows	(16,183)	(10,733)	(130)	(16)	(6,051)	(33,113)

				Finance charge	Trade and
			Obligations	on obligations	other
		Interest on	under finance	under finance	payables not
At 31st December 2008	Debt	debt	leases	leases	in net debt	Total
	£m	£m	£m	£m	£m	£m

Due in less than one year	(907)	(790)	(48)	(5)	(5,246)	(6,996)
Between one and two years	(704)	(767)	(35)	(4)	(68)	(1,578)
Between two and three years	–	(757)	(27)	(3)	(25)	(812)
Between three and four years	(2,885)	(757)	(14)	(2)	(32)	(3,690)
Between four and five years	(1,736)	(582)	(4)	(2)	(5)	(2,329)
Between five and ten years	(4,156)	(2,373)	(8)	(2)	(76)	(6,615)
Greater than ten years	(5,678)	(5,850)	–	–	–	(11,528)

Gross contractual cash flows	(16,066)	(11,876)	(136)	(18)	(5,452)	(33,548)

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related disclosures continued
The following table provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31st December.

	2009		2008
	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m

Less than one year	33,779	(33,606)	36,105	(37,738)
Between one and two years	124	(136)	184	(204)
Between two and three years	581	(593)	110	(120)
Between three and four years	42	(54)	521	(532)
Between four and five years	–	(6)	35	(46)
Greater than five years	–	–	–	(6)

Gross contractual cash flows	34,526	(34,395)	36,955	(38,646)

Derivative financial instruments and hedging programmes
The following table sets out the fair values of derivatives held by GSK.

	2009		2008
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Cash flow hedges – Cross currency swaps (principal amount – £nil (2008 - £481 million))	–	–	–	(37)

Fair value hedges – Interest rate swaps (principal amount – £932 million (2008 - £1,042 million))	68	–	107	–

Net investment hedges – Foreign exchange contracts (principal amount – £(7,756) million (2008 - £(12,848) million))	36	(55)	4	(601)

Derivatives designated as accounting hedges	104	(55)	111	(638)

Foreign exchange contracts (principal amount – £8,568 million (2008 - £12,093 million))	89	(108)	837	(108)

Embedded and other derivatives	4	(5)	15	(8)

Derivatives not designated as accounting hedges	93	(113)	852	(116)

Total derivative instruments	197	(168)	963	(754)

Analysed as:
Current	129	(168)	856	(752)
Non-current	68	–	107	(2)

Total	197	(168)	963	(754)

GSK Annual Report 2009

Notes to the financial statements
41 Financial instruments and related
disclosures continued
Derivative financial instruments
The principal amount on foreign exchange contracts is calculated based on outstanding positions at the balance sheet date, calculated net by currency and buy/sell side position. The majority of contracts are for periods of 12 months or less.
At 31st December 2009, the Group held outstanding foreign exchange contracts consisting primarily of currency swaps with a total credit fair value of £19 million (2008 – £729 million debit) which represent hedges of inter-company loans and deposits, but are not designated as accounting hedges. Changes in fair value are taken to profit and loss in the period to offset the exchange gains and losses on the related inter-company lending and borrowing.
Cash flow hedges
The Group had entered into two cross currency swaps and designated them as a cash flow hedge converting fixed Euro interest on Euro debt within the Group’s Japanese subsidiary, payable annually, to fixed Yen payments. The bond and swaps matured on 3rd June 2009. The risk being hedged was the variability of cash flows arising from currency fluctuations. No ineffectiveness was recorded on the hedge. The amounts recognised in comprehensive income were reclassified to the income statement to offset the exchange gains or losses in the same period on the underlying bond as a result of revaluation at the relevant reporting date.
Fair value hedges
The Group has designated an interest rate swap as a fair value hedge. The risk being hedged is the variability of the fair value of the bond arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance costs’.
Net investment hedges
Foreign exchange contracts have been designated as net investment hedges in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its US dollar, Euro and Yen foreign operations. In addition, Euro loan capital issued during 2009 of €1.6 billion, and €4.25 billion from previous years, has been designated as a monetary net investment hedge in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its Euro operations. Net investment hedge ineffectiveness is disclosed in Note 11, ‘Finance income’.
42 Employee share schemes
The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes. In addition, GSK operates the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets and the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.
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

GSK Annual Report 2009

Notes to the financial statements
42 Employee share schemes continued
Option pricing
For the purposes of valuing options and awards to arrive at the share based payment charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2007, 2008 and 2009 are as follows:

	2009	2008	2007

Risk-free interest rate	1.4% – 2.9%	1.3% – 4.8%	4.7% – 5.3%
Dividend yield	5.2%	4.8%	4.0%
Volatility	23% – 29%	19% – 24%	17% – 25%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option and share award schemes	3-4 years	3 years	3 years
Weighted average share price for grants in the year:
Ordinary Shares	£11.72	£11.59	£14.41
ADS	$33.73	$45.02	$57.59

Volatility is determined based on the three and five year share price history where appropriate. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

Options outstanding	Share option			Share option			Savings-related
	schemes – shares			schemes – ADS			share option schemes
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
	Number	exercise	fair	Number	exercise	fair	Number	exercise	fair
	000	price	value	000	price	value	000	price	value

At 1st January 2007	156,703	£15.22		88,431	$48.02		8,173	£11.11
Options granted	10,587	£14.82	£3.07	8,624	$57.58	$10.93	3,212	£10.50	£2.87
Options exercised	(9,863)	£12.10		(18,149)	$44.27		(1,140)	£9.74
Options lapsed	(8,386)	£15.64		(1,632)	$50.90		(1,707)	£11.33

At 31st December 2007	149,041	£15.38		77,274	$49.91		8,538	£11.02
Options granted	11,314	£11.50	£1.32	7,690	$44.89	$3.84	5,570	£9.51	£2.56
Options exercised	(2,198)	£11.84		(1,989)	$42.18		(453)	£10.26
Options lapsed	(21,602)	£16.52		(7,497)	$53.13		(2,401)	£10.67

At 31st December 2008	136,555	£14.93		75,478	$49.29		11,254	£10.38
Options granted	11,393	£11.76	£1.16	7,741	$33.68	$3.41	1,648	£9.72	£2.22
Options exercised	(2,660)	£11.80		(353)	$37.03		(1,460)	£11.34
Options lapsed	(21,269)	£17.18		(9,447)	$55.64		(3,377)	£11.09

At 31st December 2009	124,019	£14.32		73,419	$46.88		8,065	£9.77

Range of exercise prices	£10.76	– £19.40		$33.42	– $58.88		£9.51	– £11.45

Weighted average market price on exercise		£12.33			$40.48			£12.04

Weighted average remaining contractual life		4.12 years			4.77 years			2.3 years

GSK Annual Report 2009

Notes to the financial statements
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

Options outstanding at 31st December 2009	Share option			Share option			Savings-related
	schemes – shares			schemes – ADS			share option schemes
		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	000	price	date	000	price	date	000	price	date

2000	12,367	£14.89	10.09.10	279	$58.88	09.08.10	–	–	–
2001	32,944	£18.13	25.11.11	20,828	$51.85	28.11.11	–	–	–
2002	13,469	£11.97	03.12.12	5,605	$37.66	03.12.12	–	–	–
2003	18,595	£12.67	13.12.13	10,333	$43.54	16.12.13	–	–	–
2004	6,080	£11.23	02.12.14	6,128	$43.16	02.12.14	–	–	–
2005	171	£13.05	30.10.15	412	$47.32	30.10.15	–	–	–
2006	8,498	£14.69	25.11.16	6,848	$51.28	28.07.16	254	£11.40	25.04.10
2007	9,850	£14.81	25.07.17	8,069	$57.59	25.07.17	1,289	£10.50	24.04.11
2008	10,828	£11.50	23.07.18	7,336	$44.91	05.11.18	4,881	£9.51	22.04.12
2009	11,217	£11.76	19.07.19	7,581	$33.68	22.07.19	1,641	£9.72	21.04.13

Total	124,019	£14.32		73,419	$46.88		8,065	£9.77

Options normally become exercisable from three years from the date of grant but may, under certain circumstances, vest earlier as set out within the various scheme rules.
There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable	Share option		Share option		Savings-related
	schemes – shares		schemes – ADS		share option schemes
		Weighted		Weighted		Weighted
	Number	exercise	Number	exercise	Number	exercise
	000	price	000	price	000	price

At 31st December 2007	129,209	£15.47	60,927	$48.70	307	£9.52

At 31st December 2008	109,207	£15.29	55,384	$48.57	3,248	£11.45

At 31st December 2009	94,967	£14.86	53,493	$47.63	254	£11.40

GSK Annual Report 2009

Notes to the financial statements
42 Employee share schemes continued
GlaxoSmithKline share award schemes
Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. Awards granted to Directors and members of the CET prior to 2009 are subject to a single performance condition which compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period. For awards granted from 2009 onwards to Directors and members of the CET, 40% of the award will be based on the achievement of adjusted free cash flow targets over a three year measurement period. The remaining 60% of the award will be based on relative TSR performance against a comparator group as described on page 78. Half of the TSR element of each award will be measured over three years and half over four years.
For those awards made to all other eligible employees prior to 2009 the performance conditions consist of two parts, each of which applies to 50% of the award. The first part of the performance condition compares GSK’s EPS growth to the increase in the UK Retail Prices Index over the three year measurement period. The second part of the performance condition compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period. For awards granted from 2009 onwards, the first part of the performance condition continues to be based on EPS. The second part of the performance condition is based on strategic or operational business measures, over a three year measurement period, specific to the employee’s business area.

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value
At 1st January 2007	4,756		4,034
Awards granted	2,071	£10.26	1,501	$34.87
Awards exercised	(147)		(77)
Awards cancelled	(949)		(1,131)

At 31st December 2007	5,731		4,327
Awards granted	2,834	£7.77	1,467	$27.99
Awards exercised	(1,519)		(1,516)
Awards cancelled	(511)		(420)

At 31st December 2008	6,535		3,858
Awards granted	3,365	£8.80	1,392	$29.45
Awards exercised	(1,270)		(21)
Awards cancelled	(1,024)		(1,497)

At 31st December 2009	7,606		3,732

Share Value Plan
The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2007	8,794		7,629
Awards granted	5,155	£13.22	4,231	$52.08
Awards exercised	(3,643)		(3,038)
Awards cancelled	(672)		(539)

At 31st December 2007	9,634		8,283
Awards granted	5,572	£9.85	4,640	$36.46
Awards exercised	(926)		(931)
Awards cancelled	(592)		(630)

At 31st December 2008	13,688		11,362
Awards granted	5,572	£9.86	4,291	$30.53
Awards exercised	(4,345)		(3,783)
Awards cancelled	(680)		(561)

At 31st December 2009	14,235		11,309

GSK Annual Report 2009

Notes to the financial statements
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

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2007	133		65
Awards granted	95	£13.20	40	$53.40
Awards exercised	–		(9)
Awards cancelled	(4)		–

At 31st December 2007	224		96
Awards granted	334	£11.70	70	$43.80
Awards exercised	(20)		(20)
Awards cancelled	–		(27)

At 31st December 2008	538		119
Awards granted	46	£12.04	132	$31.94
Awards exercised	(15)		(32)
Awards cancelled	(20)		(10)

At 31st December 2009	549		209

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

Shares held for share award schemes	2009	2008

Number of shares (’000)	57,197	53,147

	£m	£m

Nominal value	14	13
Carrying value	217	234
Market value	755	683

Shares held for share option schemes	2009	2008

Number of shares (’000)	60,538	75,822

	£m	£m

Nominal value	15	19
Carrying value	921	1,211
Market value	799	974

GSK Annual Report 2009

Notes to the financial statements
43 Principal Group companies
The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2009. Details are given of the principal country of operation, the location of the headquarters, the business sector and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary	Sector	Activity	%

England	Brentford	+GlaxoSmithKline Holdings Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	+GlaxoSmithKline Mercury Limited	Ph	h
	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph,CH	f
	Brentford	SmithKline Beecham Limited	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Brentford	Glaxo Group Limited	Ph	h
	Brentford	Glaxo Operations UK Limited	Ph	p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	Setfirst Limited	Ph,CH	h
	Brentford	The Wellcome Foundation Limited	Ph	p
	Cambridge	Domantis Limited	Ph	d r
	Brentford	SmithKline Beecham Overseas Limited	Ph	h
	Brentford	SmithKline Beecham Holdings (UK) Limited	Ph	h
	Brentford	ViiV Healthcare Limited	Ph	h	85
	Brentford	ViiV Healthcare UK Limited	Ph	m s	85
	Brentford	ViiV Healthcare Trading Services Limited	Ph	e f	85

Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Denmark	Orestadt	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m
	St. Amand Les Eaux	GlaxoSmithKline Biologicals S.A.S	Ph	p

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m p r s

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m r
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	m
	Verona	GlaxoSmithKline Manufacturing S.p.A.	Ph	p

GSK Annual Report 2009

Notes to the financial statements
43 Principal Group companies continued

Europe	Location	Subsidiary	Sector	Activity	%

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.R.L	Ph,CH	f h

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m

	Utrecht	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	p	97
	Poznan	GSK Services Sp.z o.o.	Ph	m
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z o.o.	CH	m e

Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (i)	Ph	d p r
Ireland	Cork	GlaxoSmithKline Trading Services Limited (i)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (i)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited	Ph	m
	Dungarvan	Stafford Miller (Ireland) Limited (i)	CH	p
	Dungarvan	GlaxoSmithKline Dungarvan Limited (i)	CH	p

Romania	Brasovi	Europharm Holding S.A.	Ph,CH	s

	Bucharest	GlaxoSmithKline (GSK) S.R.L.	Ph	m r s

Russian	Moscow	GlaxoSmithKline Trading ZAO	Ph	m
Federation	Moscow	GlaxoSmithKline Healthcare ZAO	CH	m

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m
	Aranda de Duero	Glaxo Wellcome, S.A.	Ph	p

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Coral Gables	Stiefel Laboratories, Inc.	Ph	h m p
	Hamilton	Corixa Corporation	Ph	m p
	Philadelphia	GlaxoSmithKline LLC	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Wilmington	GlaxoSmithKline Capital Inc.	Ph	f
	Cambridge	Sirtris Pharmaceuticals Inc.	Ph	r
	Research Triangle Park	ViiV Healthcare Company	Ph	m	85

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Oakville	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation	Ph	h
	Quebec City	ID Biomedical Corporation of Quebec	Ph	d m p r

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m

Asia Pacific

Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r

China	Beijing	GlaxoSmithKline (China) Investment Co. Ltd	Ph,CH	d h m
	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Shanghai	GlaxoSmithKline Biologicals (Shanghai) Ltd	Ph	m p
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	CH	d m p r	55

GSK Annual Report 2009

Notes to the financial statements
43 Principal Group companies continued

Asia Pacific	Location	Subsidiary	Sector	Activity	%

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (ii)	CH	m p	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
	Selangor	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	79

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxochem Pte Ltd	Ph	h
	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	d h p r
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	m

South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph ,CH	m

Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

Japan

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	d e m p r

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Limitada	Ph,CH	e m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Venezuela	Caracas	GlaxoSmithKline Venezuela, C.A.	Ph,CH	m

Middle East & Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	91

South Africa	Bryanston	GlaxoSmithKline South Africa (Pty) Limited	Ph,CH	m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph,CH	m

USA	Location	Associate	Sector	Activity	%

USA	Madison	Quest Diagnostics Incorporated (iii)	Clinical testing		17

Middle East & Africa

South Africa	Johannesburg	Aspen Pharmacare Holdings Limited (iii)	Ph,CH	m p r	19

(i)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

(ii)	Consolidated as a subsidiary undertaking in accordance with Section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(iii)	Equity accounted on the grounds of significant influence.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.
Key

Business sector:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service
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
GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made. Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute. The Group has established an actuarially determined provision for product liability claims incurred, but not yet reported as described in Note 29, ‘Other provisions’. At 31st December 2009, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £2.0 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgements are incurred or the settlements entered into. The most significant of those matters are described below.
Intellectual property
Advair/Seretide
In October 2007, the Group filed a complaint with the Patent Dispute Chamber of the Regional Court in Düsseldorf, Germany against Neolab (UK) for infringement of its German patent claiming compositions containing the combination of salmeterol and fluticasone propionate used in Seretide (known as Viani in Germany). The complaint was based on Neolab’s stated intention by letter to market a salmeterol/fluticasone combination product in Germany in 2008 (which event did not occur). A trial took place in the Patent Dispute Chamber of the Regional Court in Düsseldorf in January 2009 which resulted in a permanent injunction against Neolab. Neolab has appealed and the appeal hearing has been scheduled for 8th July 2010.
In January 2009, Neolab filed an action to invalidate the combination patent in the Federal Court of Germany. Revocation actions against the combination patent in Germany have also been filed by Mylan Dura GmbH (March 2008), Hexal AG (December 2008) and Ivax (October 2009). The four revocation actions were heard together on 23rd February 2010. The court advised the parties that a decision will be issued within a few weeks following the hearing. The basic patent covering the combination product in Seretide expires in September 2010 but is subject to a Supplementary Protection Certificate, which extends protection until September 2013.
In July 2009, Sandoz and Hexal initiated a revocation action in the District Court of The Hague against the Group’s Dutch combination patent relating to Seretide. The hearing, originally scheduled for 19th February 2010, has been rescheduled for 26th November 2010. The basic patent covering the combination product in Seretide expires in September 2010 but is subject to a Supplementary Protection Certificate, which extends protection until September 2013.
A revocation action against the basic patent covering the Seretide combination in Ireland was filed in the High Court in Dublin on behalf of Ivax in July 2008. The trial took place from 24th March to 12th May 2009. The High Court handed down a decision on 26th June 2009 finding the patent invalid for obviousness. The decision related solely to the Irish combination patent for Seretide and is not binding in any other decision. The Group filed an appeal of this decision in October 2009. No trial date has been set for the appeal.
An action for revocation of the French Seretide combination patent was filed by Sandoz with the Tribunal de Grande Instance of Paris on 5th October 2009. No trial date has yet been set. The basic patent covering the combination product in Seretide expires in September 2010 but is subject to a Supplementary Protection Certificate, which extends protection until September 2013.
Argatroban
In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the US District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering Argatroban. Pursuant to a license from Mitsubishi, Encysive has developed Argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the US FDA. Encysive has licensed the US marketing rights to Argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr had filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. A two-week trial in the case was held in January 2010, and the parties are awaiting a decision. FDA approval of that ANDA is stayed until the earlier of May 2010 or resolution of the patent infringement action.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
Arzerra
In October 2009, the Group filed an action in the US District Court for the Southern District of Florida for a declaration that U.S. Patent 6,331,415 (the so-called ‘Cabilly II’ patent), which is owned jointly by Genentech, Inc. and City of Hope, is invalid, unenforceable, or not infringed by GSK’s product Arzerra (ofatumumab). Arzerra was approved by the FDA for chronic lymphocytic leukaemia (an orphan indication) in October 2009. In February 2010, the Group voluntarily dismissed the case and filed a new case in the US District Court for the Northern District of California, where the suit is currently pending.
Avodart
In January 2008, the Group received notice that Barr Laboratories filed an ANDA with the FDA with an allegation of invalidity of the three patents listed in the Orange Book which cover the active ingredient in Avodart, and its use to treat benign prostatic hyperplasia (BPH). In February 2008, the Group filed an action in the US District Court for the District of Delaware against Barr for infringement of these patents. The basic compound patent expires in 2015. The other two patents expire in 2013. FDA approval of Barr’s ANDA is stayed until the earlier of July 2010, or resolution of the patent infringement action. The parties have agreed to settle this matter. The terms of the settlement are subject to review by the Federal Trade Commission and must receive final court approval.
Benlysta
In February 2010 the UK Court of Appeal upheld an earlier High Court decision revoking the HGS UK patent EP0939804. The claim for revocation was brought by Eli Lilly in 2006 on the patent which claims the cytokine BLyS and any antibody that binds to BLyS, such as Benlysta (belimumab). GSK has a licence to this patent but was not a party to these litigation proceedings. The equivalent European patent was upheld in October 2009 on a final appeal from the European Patent Office following an opposition proceeding filed by Eli Lilly. This UK decision does not affect the other European patents arising from this same European Patent. HGS and GSK are considering an appeal of this UK decision to the UK Supreme Court. This decision does not affect GSK or HGS’s freedom to market and sell Benlysta.
Boniva
The Group participated in the marketing of Boniva pursuant to a co-promotion agreement with Roche, which expired in January 2010. In September 2007, Roche Laboratories commenced actions in the US District Court for the District of New Jersey against eight generic drug manufacturers. In each case, Roche alleged infringement of Roche patents relating to Boniva tablets. Each of the defendants had filed an ANDA with the FDA with a certification of invalidity, unenforceability or non-infringement of at least one of the Roche patents. Two manufacturers have challenged the basic compound patent, which expires in 2012. Final FDA approval of those ANDAs is stayed until the earlier of November 2010 or resolution of the relevant patent infringement action. In August 2008, Roche obtained a new patent on the monthly dosing regimen for Boniva and brought suit against all ANDA filers that were challenging its patents. The new patent expires in 2023. The cases are ongoing.
Combivir
Patents listed in the Orange Book for Combivir include composition of matter (3TC/lamivudine), combination (lamivudine and AZT) and lamivudine crystal form patents that expire in 2010, 2012 and 2016, respectively. In September 2007, the Group received notice that Teva filed an ANDA with the FDA alleging that the combination patent is invalid.
In November 2007, the Group filed an action in the District Court for the District of Delaware against Teva Pharmaceuticals USA Inc. for infringement of the combination patent. FDA approval of Teva’s ANDA is stayed until the earlier of March 2010 or resolution of the patent infringement action favourable to Teva. The case is in the discovery phase. In October 2008, Teva filed a certification that the Group’s patent covering the crystal form of lamivudine is invalid or not infringed. The Group did not file suit under this patent.
In July 2008, the Group received notice that Lupin Ltd. filed a certification with the FDA alleging that the combination patent is invalid or not infringed by its product. Lupin also filed a certification that the Group’s patent covering the crystal form of lamivudine is invalid or not infringed.
In August 2008, the Group filed suit against Lupin in the District Court for the District of Delaware for infringement of its combination patent. The Group did not file suit against Lupin under the crystal form patent. In March, 2009, the action against Lupin was stayed by mutual consent pending resolution of the case against Teva. Neither Teva nor Lupin has challenged the basic compound patent that covers lamivudine, one of the active ingredients in Combivir. That patent expires in May 2010.
Coreg CR
The Group filed suit in April 2008 in the US District Court for the Eastern District of Pennsylvania under the crystal form patent and a patent covering the use of Coreg CR treating congestive heart failure. In October 2008, the Group filed a motion to dismiss the action and gave Mutual a covenant not to sue under the patents. Mutual cannot obtain final approval to market its generic product until 20th April 2010 based upon data exclusivity granted by the FDA for the product. This matter has now concluded.
Hiberix, Infanrix Hexa and Menitorix
On 3rd August 2009, Novartis sued the Group in Belgium for patent infringement in relation to Hiberix, Infanrix Hexa, and Menitorix vaccine products and in relation to phase 3 development vaccine projects HibMenCY and MenACWY. Parallel infringement proceedings were also filed by Novartis in the UK for Infanrix Hexa, Menitorix and Hiberix. The European Patent Office granted the Group’s request for an accelerated review to reconsider the validity of the patent and in December 2009, all Novartis claims relevant to the Group’s products were held invalid. The UK and Belgian infringement trials will be dismissed.
Levitra
The Group participates in the marketing of Levitra pursuant to a co-promotion agreement with Bayer Healthcare. In July 2009, Bayer brought suit against Teva in the US District Court for the District of Delaware against Teva Pharmacetuicals, Inc. for infringement of its patent relating to Levitra. Teva had filed an ANDA with the FDA with a certification that the patent covering the active ingredient in Levitra, which expires in 2018, is invalid, unenforceable or not infringed. A stay against FDA approval will be in effect until the earlier of a decision in the case adverse to Bayer or November 2011.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
Lovaza
In March 2009, the Group received notice that Teva Pharmaceuticals USA, Inc., Par Pharmaceutical, Inc., and Apotex Inc., had filed ANDAs with a certification that two patents covering Lovaza are invalid, unenforceable, or not infringed. The patents expire in 2013 and 2017. The Group is the licensee under these patents. Pronova Biopharma Norge AS, the owner of the patents, sued Teva, Par and Apotex in the US District Court for the District of Delaware. FDA approval of the ANDAs will be stayed until the earlier of May 2012 or a decision favourable to one of the generics.
Malarone
In August 2009 the Group filed suit in the US District Court for the District of Delaware against Glenmark Generics Inc. USA for infringement of its patents related to Malarone. The Group had received notification that Glenmark had filed an ANDA for Malarone, with certification alleging that the Group’s patents were invalid, unenforceable, or not infringed. These patents, which expire in 2014, cover the combination of atovaquone and proguanil hydrochloride and its use for preventing malaria. FDA approval of Glenmark’s ANDA is stayed until the earlier of January 2012 or a judgment adverse to GSK.
Paxil/Seroxat
In the USA a number of manufacturers or distributors of generic Paxil filed applications with the FDA to market their generic versions prior to the expiration in 2007 of the Group’s patent on paroxetine hyrdrochloride hemihydrate. Of these actions, only one remains pending, namely an action against Apotex in the US District Court for the Eastern District of Pennsylvania on patents with composition of matter and process of manufacture claims. An anti-trust counterclaim has been asserted by Apotex, as discussed under ‘Anti-trust’ on page 175. The case has now been set for trial in April 2010.
In Europe, generic products containing paroxetine hydrochloride are now on the market in most European countries. The Group’s Netherlands patent infringement action against Farmaceutisch Analytisch Laboratorium Duiven B.V. (FAL), and FAL’s counterclaims for unfair competition, was settled in July 2009.
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
Requip XL
In January 2009, the Group received letters from Impax Laboratories, Inc. and Actavis South Atlantic LLC indicating that their ANDAs for Requip XL had been accepted by the FDA. The letters included an allegation that the patent licensed by the Group from SkyePharma covering the extended release formulation was not infringed by their products. Additional ANDAs were filed in 2009 by Torrent Pharmaceuticals and Lupin Ltd. with certifications that the formulation patent was not infringed. The Group did not bring suits against these companies.
Treximet
In October 2008, the Group received a letter from Par Pharmaceuticals that the FDA had accepted its ANDA for Treximet, which included a certification that patents owned by Pozen, Inc. relating to Treximet were invalid, unenforceable and/or not infringed. Pozen’s patents are licensed to the Group. In November 2008, Pozen filed suit against Par under three of its patents in the District Court for the Eastern District of Texas. In November 2008, the Group received a letter from Alphapharm and its designated agent, Mylan Pharmaceuticals, that the FDA had accepted its ANDA for Treximet, which included a certification that Pozen’s patents relating to Treximet were invalid, unenforceable and/or not infringed. Pozen filed suit against Alphapharm and Mylan in January 2009 for infringement of its patents in the District Court for the Eastern District of Texas and Delaware. The Delaware case has since been dismissed. In 2009, Pozen also sued Teva Pharmaceuticals USA, Inc. and Dr. Reddy’s under the same patents in the same court. Treximet has data exclusivity that precludes approval of a generic product until April 2011. The Group is not a party to any of the lawsuits brought by Pozen.
Valtrex
In July 2009, Apotex Inc. filed a complaint for a declaratory judgment in the District Court for the Middle District of North Carolina that Apotex’s valacyclovir product did not infringe a formulation patent owned by the Group for Valtrex. Apotex filed a para iv certification in 2008 challenging this patent and GSK did not file suit challenging the certificate. GSK filed a response to this declaratory judgment complaint in August 2009 and did not contest the non-infringement allegation. In October 2009, Apotex filed a motion for judgment. The matter is pending a decision on the motion. In November 2009, Ranbaxy launched the first generic product for valacyclovir.
Vesicare
The Group markets Vesicare under license from Astellas Pharma Inc. In September 2009, Astellas filed suit against Teva Pharmaceuticals USA, Inc. in the Federal District Court for the Southern District of New York for infringement of its patent covering the active ingredient in Vesicare. Astellas had received notice that Teva Pharmaceuticals had filed an ANDA with a certification that the basic patent, which expires in 2018, was invalid or unenforceable. FDA approval of Teva’s ANDA is stayed until the earlier of February 2012 or a decision in the case favourable to Teva.
Product liability
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical and consumer healthcare products. The most significant of those matters are described on pages 172 and 173.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
Avandia
The Group has been named in product liability lawsuits on behalf of individuals and purported class action cases asserting consumer fraud and/or personal injury claims on behalf of purchasers and users of Avandia. The federal cases are part of a multi-district litigation proceeding pending in the US District Court for the Eastern District of Pennsylvania. Cases have also been filed in state courts. Cases filed in Philadelphia have been coordinated in the Mass Tort Program. These matters are in the discovery phase, with the first trial scheduled for June 2010. Additionally, a purported nationwide class action suit was filed in February 2009 in the US District Court for the Eastern District of Pennsylvania on behalf of all third party payers seeking economic damages under various state unfair trade practices and consumer protection laws. Plaintiffs have indicated that they will be filing an amended complaint in the future.
Finally, one purported class action has been filed in Israel, and briefing of whether to certify the class action is underway. Ten class actions are pending in Canada, and are at an early stage.
Baycol
The Group and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95% of all settlements and compensatory damages judgments, with each party retaining responsibility for its own attorneys’ fees and any punitive damages. The federal cases have been consolidated in a multi-district litigation proceeding in the US District Court for the District of Minnesota. The multi-district litigation is in the process of winding down, with less than 10 plaintiffs remaining. To date two statewide class actions have been certified – a medical monitoring case in Pennsylvania and a Consumer Fraud and Deceptive Business Practices Act case in Illinois. The medical monitoring action was dismissed by the court on summary judgment, and the Supreme Court of Illinois likewise dismissed the consumer fraud claim on summary judgment in December 2009. A nationwide class of third-party payers was certified by a Pennsylvania state court. That case settled before trial. Another class action, in which the Group was not named as a defendant, had been certified in Oklahoma. That case has been decertified, and the deadline for appealing the decertification order has passed. More than 3,100 claims for death or serious injury have been settled and thousands of others alleging muscle aches and pains have been voluntarily or involuntarily dismissed.
Paxil and Paxil CR
The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Many of these lawsuits and claims allege that the use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues. Other lawsuits and claims allege that patients who took Paxil committed or attempted to commit suicide and/ or acts of violence. Finally, a third group of lawsuits and claims allege that the use of Paxil caused patients to suffer symptoms on discontinuing treatment with Paxil.
The cases filed in Philadelphia alleging injury during pregnancy have been coordinated in the Philadelphia Mass Tort Program. In October 2009, the first trial resulted in an adverse jury verdict in the amount of $2.5 million (Kilker v. GlaxoSmithKline). No punitive damages were awarded. Post-trial motions are pending. The Group also has purported class action litigation in Canada concerning use of Paxil during pregnancy.
In the claims and lawsuits alleging that treatment with Paxil has caused homicidal or suicidal behaviour exhibited by users of the product, class certification was denied in January 2007 in a purported personal injury class action lawsuit. Cases remain pending in federal and state courts. The cases filed in Philadelphia have been coordinated in the Mass Tort Program.
With respect to the lawsuits filed in state and federal courts in the USA and Canada alleging that Paxil is addictive and causes dependency and withdrawal reactions, virtually all the US actions have now been resolved. A California court granted plaintiffs’ motion to certify a class in a consumer fraud lawsuit seeking only economic damages, focused on discontinuation symptoms. In Canada, the Quebec court denied plaintiffs motion to certify a class of patients who allegedly experienced discontinuation symptoms. That decision is on appeal. In the UK, public funding has been granted for hundreds of patients to pursue common issues in litigation alleging that paroxetine has caused them to suffer from withdrawal reactions and dependency. The trial is scheduled to commence in January 2011.
Poligrip
A number of product liability lawsuits and claims have been filed against the Group in both state and federal courts in the USA, including purported class actions, alleging that the zinc in Poligrip causes copper depletion and permanent neurologic injury. The first lawsuit alleging neurologic injuries from zinc in Poligrip was filed in August 2005. The federal cases are part of the Denture Cream Adhesive multi-district litigation in the US District Court for the Southern District of Florida which was established in June 2009. Both the Group and Procter & Gamble are defendants in this litigation. Included in the MDL are purported class actions asserting economic loss claims under state consumer protection laws and claims for medical monitoring. With one exception (a state court case in Arkansas), all of the state court cases have been consolidated in the Mass Tort Program in Philadelphia. A purported class action asserting consumer fraud claims was recently filed in Canada. On 18th February 2010, the Group announced that it was voluntarily withdrawing all zinc-containing formulations of Poligrip.
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
As of the date of this report, in the limited number of cases that have approached trial dates, vaccine manufacturers and manufacturers of other thimerosal containing medicinal products have been successful in excluding testimony of plaintiffs’ expert witnesses on causation, specifically on grounds that plaintiffs have failed to establish that the hypothesised link between thimerosal and neurodevelopmental disorders is generally accepted as reliable within the relevant scientific community.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
Additionally, in February 2009, the Office of Special Masters of the United States Court of Federal Claims rejected the first three of approximately 4,900 autism claims filed under the National Vaccine Injury Compensation Program (NVICP) on the grounds that claimants failed to produce reliable scientific evidence linking their vaccinations to their medical conditions, including autism.
The Group was not a party to these proceedings. The findings from them cannot be used as evidence in the pending lawsuits against the Group. All three decisions were upheld on appeal by the United States Court of Federal Claims. Two of the three NVICP claimants now have appealed the rulings to the US Court of Appeals for the Federal Circuit. The third claimant has elected not to appeal further and has rejected the decision from the NVICP. This claimant now has the option of filing an action either against the Group and/or the physician who administered the vaccine in question. As of this date, no such action has been commenced.
The remaining approximately 4,900 NVICP claimants also will ultimately have the option of pursuing personal injury lawsuits against the vaccine manufacturers, including the Group. It is too early to determine whether the announcement of the NVCIP decisions is likely to lead to an increase in the number of civil cases filed against the Group. As of the date of this report, there are no cases scheduled for trial in 2010 in which the Group is a defendant.
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
Following a United Nations report alleging that bribes had been paid to Iraqi government officials in connection with the UN Oil for Food Programme, the Group received a subpoena from the SEC in February 2006 in respect of the Group’s participation in that programme. The US Department of Justice also initiated an investigation. In December 2007, the UK Serious Fraud Office issued a formal notice to the Group requiring production of documents related to the Group’s participation in the programme. The Group is co-operating with the investigations and has provided documents responsive to the subpoena and the notice, and continues to respond to follow up questions and requests.
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
The Group has separately resolved AWP claims by state Medicaid programmes in more than two-thirds of the states through the DOJ Settlement or separate negotiations. Litigation concerning AWP issues is continuing with eight states, as well as with New York counties. In July 2008, an Alabama state court jury returned an $81 million verdict against the Group in one such case filed by the State of Alabama. In October 2009 the Alabama Supreme Court reversed the jury verdict and rendered judgment in GSK’s favour. The court expressly found that GSK had not defrauded the Alabama Medicaid programme. In January 2010 the Alabama Supreme Court declined Alabama’s petition for reconsideration of the reversal.
In November 2009 a Kentucky state court jury returned a $661,860 compensatory damages only verdict against the Group in another such case filed by the State of Kentucky. The jury found the Group liable for violating the state’s consumer protection laws, but not liable under the state’s Medicaid fraud and false advertising statutes. In January 2010 the judge in the case awarded the State of Kentucky an additional $5,828,000 in statutory penalties. The Group is considering whether to appeal.
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

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
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
340B Programme
The Group is defending an action filed in federal court in the US District Court for the Northern District of California by the County of Santa Clara and one other county, which seeks to represent a putative class of hospitals, clinics and other entities in California that are eligible to receive discounted ‘ceiling prices’ on pharmaceuticals under a federal programme known as the ‘340B Programme’. Plaintiffs allege that the Group and numerous other pharmaceutical manufacturers have been setting ‘ceiling prices’ higher than allowed by law and, under the contract that governs the programme, and have therefore overcharged the entities in California that are eligible to participate in the 340B Programme. The lawsuit was dismissed in 2006. It was reinstated in August 2008 following an appeal. It is now being actively litigated at the trial court level. Part of plaintiffs’ claim is that the defendants miscalculated ‘Average Manufacturer Prices’ (AMPs) and ‘Best Prices’ (BPs) under the Medicaid rebate program which, because they form part of the ‘ceiling price’ formula, resulted in inflated ‘ceiling prices.’ Defendants have asserted, and continue to assert, that these plaintiffs are not entitled to challenge the calculation of AMPs and BPs as part of this lawsuit.
Paxil/Seroxat
Following the Group’s 2004 settlement of a lawsuit filed by the New York State Attorney General’s office alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purported to be class actions, were filed by private plaintiffs seeking to recover amounts paid for Paxil purchased for use by patients under the age of 18. Following a class settlement with consumers in 2007, the US District Court for the District of Minnesota in 2008 approved a $40 million class settlement of ensuing lawsuits seeking recovery on behalf of insurance companies and other third-party payers for payments for prescriptions of Paxil to children and adolescents. The Group denied liability in both settlements. In 2009, a similar purported class action was filed in US District Court for the District of Minnesota on behalf of all federal, state and local government entities that paid for prescriptions of Paxil to minors. There also remains a similar purported class action in Canada seeking economic damages on behalf of individuals, third party payers and governmental entities that purchased Paxil for use by patients under the age of 18.
Cidra, Puerto Rico manufacturing site
In October 2007 the Group announced plans to cease operations at its manufacturing facilities located in Cidra, Puerto Rico. On 30th July 2009; the Cidra site ceased operations and commenced decommissioning activities. The remaining operational staffs were released on 30th September 2009. On 6th October 2009, the US District Court for the Eastern District of North Carolina entered an order vacating the Consent Decree to which the Group and the FDA agreed regarding the Group’s manufacturing operations at the site. The Group has completed decommissioning activities and is currently pursuing opportunities to sell the site to a third party.
In October 2003, the US federal government executed a search warrant at the Cidra facility and seized records relating to the manufacturing operations at the site.
In April 2005, the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site, covering information that is similar to that seized by the US government in Puerto Rico in 2003. Subsequently, the Group received additional subpoenas from the government related to the Cidra facility. The Group is co-operating with the US Attorney’s Office and producing the records responsive to the subpoenas. In addition, in July 2007, the Group learned that the US District Court for the District of Massachusetts had unsealed a complaint brought by a former employee under the federal False Claims Act claiming monetary damages as a result of the alleged failure of the Cidra facility to comply with FDA Good Manufacturing Processes (GMPs) in the manufacture of various products.
The Group is also named in two purported consumer fraud class action lawsuits – one filed in California state court and the other in the US District Court for the District of Puerto Rico - alleging that Paxil products were not manufactured according to GMP. Plaintiffs sought economic, statutory and punitive damages, along with a request for injunctive relief. In the summer of 2008, the Group reached a tentative agreement to settle these matters. The settlement covers nationwide classes of consumer purchasers and third party payers. It provides a claims procedure for class members to receive payment only for split/defective Paxil CR tablets. The settlement received final trial court approval in September 2009. Objectors to the settlement filed appeals, but the appeals were dismissed in February 2010. Accordingly, the settlement has become final and effective in accordance with its terms. Under the settlement agreement, the consumer fraud class action lawsuits will be dismissed with prejudice. The related third party payer suit filed in the Philadelphia Court of Common Pleas was marked as settled, discontinued and ended as of 5th October 2009.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued

Anti-trust
Paxil/Seroxat
The trial date for the remaining patent infringement action brought by the Group against Apotex and Apotex’s counterclaim remains set for 15th April 2010 in the US District Court for the Eastern District of Pennsylvania. In this matter, the Group seeks substantial damages for Apotex’s alleged infringement of one of the Group’s patents on paroxetine hydrochloride, and Apotex in turn seeks damages from the Group in an amount substantially larger than the damages sought by the Group, for alleged violations of federal anti-trust laws, as well as those involving advertising and state anti-trust and consumer protection laws. Under the federal anti-trust laws, the damages sought by Apotex would be trebled in the event of an adverse jury verdict against the Group. On 2nd December 2009, the Court ordered that the Group and Apotex engage in mediation to attempt to reach settlement on the patent infringement claim and the counterclaim.
EU sector inquiry
In January 2008, the European Commission announced an inquiry into certain aspects of competition in the pharmaceutical sector and initiated inspections at the premises of a number of innovator and generic pharmaceutical companies, including the Group. The Commission published a preliminary report in November 2008 based on information provided to it by innovator and generic pharmaceutical companies. The report suggests that defensive patenting strategies may lead to obstacles to innovation and that innovator companies employ measures to hinder generics coming onto the market. The final report was issued in July 2009. While not contradicting the preliminary report the final report conceded that delays in generic entry was as much the fault of the regulatory environment as innovator companies’ defensive strategies. In this report, the Commission stated that it did not attack legitimate patenting practices and identified areas for follow up scrutiny by the Commission and recommended regulatory reform and improvement.
Wellbutrin SR
In December 2004, January 2005 and February 2005, lawsuits, several of which purported to be class actions, were filed in the US District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints followed the introduction of generic competition to Wellbutrin SR in April 2004, after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. While a class of direct purchasers has been certified, no decision has yet been made by the Court with regard to certification of an indirect purchaser class. Discovery has been substantially completed and the Group’s motion for summary judgment remains pending.
Secondary wholesaler
In July 2006, RxUSA Wholesale, Inc., a ‘secondary wholesaler’, filed suit against the Group and many other pharmaceutical manufacturers and wholesalers in the US District Court for the Eastern District of New York. The complaint alleges that the defendants engaged in a conspiracy to refuse to supply pharmaceutical products to RxUSA in violation of federal and state anti-trust laws. The Group’s motion to dismiss the complaint was granted. The plaintiff has filed an appeal.
Wellbutrin XL
Actions have been filed against Biovail and GSK by purported classes of direct and indirect purchasers who allege unlawful monopolization and other anti-trust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions. The Group’s motion to dismiss the amended complaint of the indirect purchasers was granted in respect of some, but not all, of the claims of the class representatives and many of the claims asserted by the indirect purchasers. The case has proceeded to discovery with respect to the remaining claims as well as the ones brought by the purported class of direct purchasers.
Flonase
Purported direct and indirect purchaser class actions have been filed in the US District Court for the Eastern District of Pennsylvania alleging the Group illegally maintained monopoly power in the ‘market’ for Flonase and charged plaintiffs supra-competitive prices. Additionally, a suit has been filed by Roxane Laboratories, Inc., a generic competitor, seeking lost profits from the Group’s alleged actions unlawfully delaying Roxane’s entry into the market. The predicate for all of these allegations was the filing by the Group of allegedly sham citizen petitions and subsequent litigation. The Group has successfully narrowed the claims of the purported class of indirect purchasers through motions to dismiss their complaint and amended complaints. The Group’s motion to dismiss Roxane’s complaint was recently denied. Discovery with regard to all parties is scheduled to conclude in Q1 2010.
Commercial and corporate
Securities class actions
In November 2007, attorneys purporting to represent a class of purchasers of GlaxoSmithKline shares and ADS filed an amended consolidated complaint against the Group and senior officers in the US District Court for the Southern District of New York. It alleged that the Group and the individual defendants violated US securities laws and artificially inflated the price of GlaxoSmithKline’s stock by misleading investors about the safety of Avandia. The amended consolidated complaint also alleges that several current and former senior officers and members of the Group engaged in insider trading. A motion to dismiss the complaint has been filed on behalf of the Group and the individual defendants. In May 2008, the District Court entered an order dismissing the case as to all defendants. Plaintiffs filed an appeal with the US Court of Appeals for the Second Circuit. In August 2009, the Court of Appeals affirmed the District Court’s dismissal. This matter has now concluded.

GSK Annual Report 2009

Notes to the financial statements
44 Legal proceedings continued
On 6th July 2009, a class action suit brought on behalf of current and former employees of Stiefel Laboratories, Inc., was filed in US District Court for the Southern District of Florida. The complaint alleges that Stiefel and its officers and directors violated US Employee Retirement Income Security Act (ERISA) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel company at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold. In January, defendants’ motion to dismiss was granted in part and denied in part. Specifically, while the Court determined that the ERISA claims against the individual Stiefel defendants as well as the federal securities claims against the individual defendants and Stiefel could go forward, the Court dismissed the Florida Securities Act and common law breach of fiduciary duty claims holding that ERISA pre-empts state and common law, as well as a malpractice claim against Stiefel’s former accountants.
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
A third case, filed in the US District Court for the District of Arizona in November 2008, sought to establish a nationwide collective action on behalf of the entire Group’s US pharmaceutical sales representatives on the ground that those representatives were not exempt employees under the US Fair Labor Standards Act. Plaintiffs sought double damages for all overtime allegedly worked by the Group’s pharmaceutical sales representatives over a three year period. In November 2009, the Court granted the Group’s motion for summary judgment and dismissed the lawsuit on the ground that the sales representatives were ‘exempt’ employees under the outside sales exemption to the US Fair Labor Standards Act. Plaintiffs asked the Court to reconsider and amend its judgment based on the rationale advanced by the US Department of Labor in a brief the Department had filed in a case involving another company. On 1st February 2010, the Court reaffirmed its dismissal the action. Plaintiffs subsequently filed a notice that they are appealing the decision to the US Court of Appeals for the Ninth Circuit.
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

GSK Annual Report 2009

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
The share price movements and dividends are shown by the graphs below. Details of the price movements and dividends are on pages 193 to 194.

Shareholder information	177
Quarterly trend	178
Five year record	186
Product development pipeline	189
Share price and dividends	193
Nature of trading market	194
Annual General Meeting	194
Investor relations and Registrar	195
Taxation information for shareholders	196
Glossary of terms	197

Analysis of shareholdings at 31st December 2009

	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	118,849	72	1	42,629,294
1,001 to 5,000	36,802	22	1	78,738,160
5,001 to 100,000	8,503	5	2	124,902,813
100,001 to 1,000,000	875	1	6	312,712,630
Over 1,000,000	423	–	90	5,106,145,822

	165,452	100	100	5,665,128,719

Held by
Nominee companies	27,603	17	74	4,176,525,968
Investment and trust companies	44	–	–	2,385,639
Insurance companies	9	–	–	5,144
Individuals and other corporate bodies	137,794	83	5	276,192,537
BNY (Nominees) Limited	1	–	13	735,825,273
Held as Treasury shares by GlaxoSmithKline	1	–	8	474,194,158

	165,452	100	100	5,665,128,719

The Bank of New York Mellon’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value. At 19th February 2010, BNY (Nominees) Limited held 735,816,825 Ordinary Shares representing 14.17% of the issued share capital excluding Treasury shares at that date.
At 19th February 2010, the number of holders of shares in the USA was 1,088 with holdings of 1,310,916 shares, and the number of registered holders of the ADR was 33,963 with holdings of 367,903,742 ADR. Certain of these shares and ADR were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.
GSK Annual Report 2009

Shareholder information
Quarterly trend
An unaudited analysis of the Group results and pharmaceutical sales by therapeutic area is provided by quarter in Sterling for the financial year 2009.

Income statement – total	12 months 2009				Q4 2009
	£m		CER%	£%	£m		CER%	£%

Turnover – Pharmaceuticals	23,714		2	16	6,916		15	19
– Consumer Healthcare	4,654		7	17	1,178		5	6

Total turnover	28,368		3	16	8,094		13	17
Cost of sales	(7,380)		6	15	(2,119)		4	8
Selling, general and administrative	(9,592)		6	25	(2,954)		13	29
Research and development	(4,106)		1	12	(1,127)		(9)	(7)
Other operating income	1,135				553

Operating profit	8,425		4	18	2,447		68	55

Finance income	70				5
Finance costs	(783)				(213)
Profit on disposal of interest in associate	115
Share of after tax profits of associates and joint ventures	64				11

Profit before taxation	7,891		4	19	2,250		77	61
Taxation	(2,222)				(582)
Tax rate %	28.2%				25.9%

Profit after taxation for the period	5,669		6	20	1,668		79	64

Profit attributable to minority interests	138				38
Profit attributable to shareholders	5,531				1,630

Basic earnings per share (pence)	109.1	p	8	23	32.1	p	82	66

Diluted earnings per share (pence)	108.2	p			31.8	p

Income statement – results before major restructuring

Total turnover	28,368		3	16	8,094		13	17
Cost of sales	(7,095)		13	23	(2,098)		22	28
Selling, general and administrative	(9,200)		6	25	(2,780)		11	26
Research and development	(3,951)		2	13	(1,092)		(2)	–
Other operating income	1,135				553

Operating profit	9,257		(1)	12	2,677		37	27

Finance income	70				5
Finance costs	(780)				(213)
Profit on disposal of interest in associate	115
Share of after tax profits of associates and joint ventures	64				11

Profit before taxation	8,726		(1)	12	2,480		40	29
Taxation	(2,443)				(646)
Tax rate %	28.0%				26.0%

Profit after taxation for the period	6,283		–	13	1,834		42	32

Profit attributable to minority interests	138				38
Profit attributable to shareholders	6,145				1,796

Adjusted earnings per share (pence)	121.2	p	2	16	35.4	p	43	33

Diluted earnings per share (pence)	120.3	p			35.1	p

The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.
GSK Annual Report 2009

Shareholder information

Q3 2009				Q2 2009				Q1 2009
£m		CER%	£%	£m		CER%	£%	£m		CER%	£%

5,593		2	14	5,582		(4)	13	5,623		(6)	18
1,165		8	17	1,165		9	23	1,146		4	25

6,758		3	15	6,747		(2)	15	6,769		(5)	19
(1,782)		5	12	(1,692)		1	12	(1,787)		(17)	31
(2,146)		4	18	(2,292)		4	28	(2,200)		1	26
(882)		(5)	1	(973)		4	19	(1,124)		20	44
123				405				54

2,071		7	25	2,195		(5)	13	1,712		(40)	(13)

19				18				28
(199)				(168)				(203)
								115
22				17				14

1,913		5	23	2,062		(6)	12	1,666		(40)	(11)
(542)				(601)				(497)
28.3%				29.1%				29.8%

1,371		11	30	1,461		(7)	12	1,169		(41)	(12)

36				26				38
1,335				1,435				1,131

26.3	p	11	31	28.3	p	(4)	15	22.3	p	(39)	(9)

26.1	p			28.1	p			22.2	p

6,758		3	15	6,747		(2)	15	6,769		(5)	19
(1,732)		11	19	(1,621)		6	18	(1,644)		13	27
(2,064)		9	24	(2,227)		3	26	(2,129)		(1)	24
(862)		(4)	3	(923)		–	15	(1,074)		14	38
123				405				54

2,223		(3)	12	2,381		(6)	12	1,976		(31)	(4)

19				18				28
(199)				(166)				(202)
								115
22				17				14

2,065		(5)	10	2,250		(6)	11	1,931		(31)	(2)
(585)				(652)				(560)
28.3%				29.0%				29.0%

1,480		(3)	12	1,598		(7)	11	1,371		(31)	(2)

36				26				38
1,444				1,572				1,333

28.5	p	(3)	13	31.0	p	(4)	14	26.3	p	(28)	3

28.3	p			30.8	p			26.2	p

GSK Annual Report 2009

Shareholder information
Quarterly trend
Pharmaceutical turnover – total Group

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	1,914	7	11	1,594	6	18	1,734	6	25	1,735	1	28
Avamys/Veramyst	33	36	32	31	59	82	47	>100	>100	31	85	>100
Flixonase/Flonase	35	(14)	(17)	28	(21)	(15)	39	(46)	(40)	69	11	50
Flixotide/Flovent	222	3	7	169	–	13	189	1	20	195	(6)	20
Seretide/Advair	1,366	7	10	1,152	5	17	1,245	9	29	1,214	–	27
Serevent	61	(14)	(13)	54	(18)	(10)	59	(21)	(11)	62	(24)	(7)
Ventolin	139	28	34	110	28	41	112	23	40	116	23	51
Zyrtec	22	67	83	18	>100	>100	17	63	>100	18	9	64

Anti-virals	1,033	9	12	1,049	15	32	952	5	27	1,116	18	51
HIV	412	(3)	(1)	392	(7)	4	382	(10)	6	419	(8)	17
Agenerase, Lexiva	44	(9)	(6)	43	(3)	8	43	(8)	13	48	6	37
Combivir	109	(5)	(4)	102	(15)	–	102	(17)	(2)	112	(16)	7
Epivir	30	(17)	(17)	34	(14)	(3)	31	(24)	(9)	34	(21)	–
Epzicom/Kivexa	149	11	16	131	6	19	129	6	24	137	10	38
Trizivir	49	(19)	(17)	48	(12)	(2)	48	(18)	(4)	56	(20)	4
Ziagen	27	(7)	(4)	26	(11)	(4)	25	(19)	(4)	27	(16)	8

Valtrex	222	(34)	(39)	349	(1)	15	379	9	37	344	2	38

Relenza	256	>100	>100	182	>100	>100	60	>100	>100	222	>100	>100
Zeffix	55	–	4	54	14	29	55	(4)	17	53	(13)	15

Central nervous system	504	(27)	(24)	418	(37)	(29)	449	(53)	(45)	499	(53)	(40)
Imigran/Imitrex	81	(50)	(50)	53	(74)	(72)	68	(65)	(61)	64	(68)	(61)
Lamictal	132	(27)	(25)	121	(21)	(11)	103	(73)	(68)	144	(61)	(50)
Requip	65	3	12	43	(30)	(23)	51	(22)	(12)	50	(56)	(47)
Requip XL	40	85	100	31	87	>100	30	>100	>100	22	>100	>100
Seroxat/Paxil	139	(16)	(10)	120	(12)	7	138	(13)	9	126	(21)	4
Treximet	14	15	8	15	>100	>100	12	25	50	14	–	–
Wellbutrin, Wellbutrin XL	22	(64)	(67)	16	(70)	(70)	30	(72)	(69)	64	(63)	(49)

Cardiovascular and urogenital	615	10	12	552	5	18	580	10	33	551	6	38
Arixtra	74	31	35	60	20	36	61	39	69	59	29	69
Avodart	143	16	19	131	14	28	134	21	46	122	12	44
Coreg	31	(46)	(49)	39	(30)	(22)	51	(9)	16	51	(23)	6
Fraxiparine	60	2	3	56	(12)	(5)	58	(9)	–	55	(8)	8
Levitra	17	6	–	20	6	25	18	8	38	20	7	43
Lovaza	129	29	32	111	27	48	104	22	55	106	54	>100
Vesicare	29	26	26	25	17	39	26	31	63	24	21	71
Volibris	7	>100	>100	6	>100	>100	4	–	–	2	–	–

Metabolic	300	(15)	(13)	284	(13)	(2)	303	(12)	6	294	(16)	8
Avandia products	191	(17)	(17)	185	(14)	(3)	198	(14)	2	197	(19)	3
Avandia	112	(24)	(24)	108	(19)	(8)	121	(19)	(3)	121	(23)	(1)
Avandamet	69	(3)	(1)	66	(6)	5	67	(7)	10	66	(16)	6
Bonviva/Boniva	67	(13)	(12)	60	(5)	7	66	(2)	18	62	(4)	27

Anti-bacterials	409	2	3	376	3	11	381	3	16	426	(1)	17
Augmentin	173	7	9	162	8	14	146	2	12	186	–	19

Oncology and emesis	170	17	23	149	4	16	166	19	42	144	1	27
Hycamtin	45	7	10	41	9	21	43	3	23	43	10	43
Promacta	5	–	–	3	–	–	3	–	–	2	–	–
Tyverb/Tykerb	48	29	37	46	54	77	41	64	86	34	42	79
Zofran	24	35	41	23	(33)	(30)	30	(16)	(3)	32	(7)	10

Vaccines	1,523	78	91	802	(2)	10	756	14	31	625	18	43
Boostrix	35	100	>100	39	55	77	39	78	>100	26	62	100
Cervarix	38	(33)	(31)	28	(40)	(35)	73	>100	>100	48	>100	>100
Fluarix, FluLaval	42	(33)	(36)	147	(14)	2	14	>100	>100	6	–	–
Flu pandemic	836	>100	>100	11	–	10	30	(26)	(12)	6	20	20
Hepatitis	151	(19)	(18)	170	(12)	(2)	195	(2)	17	149	(12)	7
Infanrix, Pediarix	153	(24)	(21)	167	(10)	(1)	154	(20)	(8)	175	(5)	14
Rotarix	70	5	6	84	92	>100	71	69	>100	57	74	>100
Synflorix	48	–	–	13	–	–	12	–	–	–	–	–

Other	311	17	20	258	15	24	261	(1)	13	233	(25)	(11)

	6,779	13	17	5,482	–	12	5,582	(4)	13	5,623	(6)	18

Stiefel products	137	–	–	111	–	–

	6,916	15	19	5,593	2	14

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2009

Shareholder information
Quarterly trend
Pharmaceutical turnover – USA

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	910	5	7	744	2	17	825	5	34	844	(1)	37
Avamys/Veramyst	15	(17)	(17)	15	8	25	18	7	29	20	17	67
Flixonase/Flonase	6	(25)	(25)	3	(57)	(57)	8	(82)	(76)	10	100	>100
Flixotide/Flovent	115	9	12	85	4	20	97	12	43	99	(4)	32
Seretide/Advair	704	3	4	587	(1)	14	648	7	37	653	(5)	31
Serevent	20	(9)	(9)	16	(18)	(6)	18	(13)	13	19	(18)	12
Ventolin	48	100	>100	35	>100	>100	32	>100	>100	38	>100	>100
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–

Anti-virals	413	(14)	(17)	500	8	26	496	10	40	488	2	41
HIV	189	(3)	(2)	168	(5)	10	164	(8)	15	195	(8)	28
Agenerase, Lexiva	25	(4)	(4)	24	–	14	23	6	28	27	6	50
Combivir	47	(9)	(11)	43	(10)	5	44	(15)	7	53	(16)	18
Epivir	12	(7)	(14)	12	(9)	9	11	(18)	–	13	(18)	18
Epzicom/Kivexa	63	13	15	52	2	18	50	–	28	58	5	45
Trizivir	26	(19)	(19)	23	(13)	(4)	25	(13)	9	30	(22)	11
Ziagen	13	(7)	(7)	13	10	30	11	(18)	–	14	–	40
Valtrex	129	(45)	(54)	265	3	19	291	16	49	257	8	49
Relenza	62	>100	>100	45	>100	>100	19	>100	>100	11	–	38
Zeffix	4	–	–	4	–	–	5	(25)	25	4	–	33

Central nervous system	178	(50)	(50)	115	(67)	(64)	142	(79)	(74)	216	(73)	(64)
Imigran/Imitrex	43	(64)	(65)	19	(89)	(88)	33	(79)	(76)	28	(83)	(79)
Lamictal	72	(40)	(39)	64	(35)	(24)	45	(86)	(83)	86	(74)	(64)
Requip	16	27	45	(4)	>(100)	>(100)	6	(78)	(67)	8	(90)	(87)
Requip XL	12	>100	>100	7	75	75	8	–	–	5	–	–
Seroxat/Paxil	10	(47)	(47)	5	(54)	(62)	13	(31)	(19)	14	(61)	(55)
Treximet	14	8	8	15	>100	>100	12	25	50)	14	–	–
Wellbutrin, Wellbutrin XL	10	(79)	(82)	4	(86)	(91)	20	(81)	(78)	54	(68)	(55)

Cardiovascular and urogenital	375	8	9	336	4	20	360	12	43	344	7	48
Arixtra	43	35	39	32	23	45	33	63	>100	33	26	74
Avodart	83	11	11	80	10	27	83	16	51	73	8	49
Coreg	31	(45)	(48)	39	(31)	(20)	50	(7)	16	51	(23)	6
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–
Levitra	16	–	–	18	7	20	17	–	31	19	8	46
Lovaza	128	29	31	111	25	48	104	24	58	105	52	>100
Vesicare	29	26	26	25	17	39	26	31	63	24	21	71
Volibris	–	–	–	–	–	–	–	–	–	–	–	–

Metabolic	150	(18)	(18)	132	(15)	(3)	149	(17)	7	150	(18)	13
Avandia products	109	(17)	(17)	97	(14)	(2)	107	(19)	3	112	(18)	13
Avandia	69	(22)	(22)	62	(18)	(7)	71	(22)	(1)	74	(25)	4
Avandamet	33	(3)	(3)	29	(8)	12	29	(8)	16	31	(4)	29
Bonviva/Boniva	41	(20)	(20)	35	(17)	(3)	41	(11)	14	38	(15)	15

Anti-bacterials	41	(16)	(18)	39	(15)	(3)	46	(8)	18	47	(24)	4
Augmentin	9	(33)	(40)	9	(22)	–	11	13	38	16	(29)	(6)

Oncology and emesis	86	30	34	64	(11)	–	88	19	54	70	(12)	21
Hycamtin	26	4	4	24	–	20	24	5	26	26	6	53
Promacta	5	–	–	3	–	–	3	–	–	2	–	–
Tyverb/Tykerb	14	(7)	–	12	(8)	–	17	18	55	11	(20)	10
Zofran	(1)	100	90	(1)	(100)	>(100)	4	(25)	–	7	67	>100

Vaccines	294	55	65	206	(20)	(6)	196	22	58	119	(21)	9
Boostrix	17	>100	>100	24	54	85	21	78	>100	11	60	>100
Cervarix	4	–	–	–	–	–	–	–	–	–	–	–
Fluarix, FluLaval	5	(64)	(77)	63	(19)	–	3	–	–	–	–	–
Flu pandemic	162	>100	>100	–	–	–	25	–	–	–	–	–
Hepatitis	51	(27)	(31)	67	(29)	(18)	87	2	32	52	(28)	(2)
Infanrix, Pediarix	27	(50)	(52)	30	(52)	(46)	38	(43)	(22)	39	(41)	(24)
Rotarix	17	–	–	22	>100	>100	22	–	–	15	–
Synflorix	–	–	–	–	–	–	–	–	–	–	–	–

Other	3	67	–	7	(75)	(13)	2	>100	>100	5	–	25

	2,450	(4)	(3)	2,143	(12)	2	2,304	(15)	8	2,283	(22)	7

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2009

Shareholder information
Quarterly trend
Pharmaceutical turnover – Europe

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	594	4	8	511	7	14	550	2	11	546	(1)	12
Avamys/Veramyst	11	83	83	9	>100	>100	16	>100	>100	9	>100	>100
Flixonase/Flonase	10	(17)	(17)	9	(18)	(18)	12	(25)	(25)	12	(23)	(8)
Flixotide/Flovent	49	(4)	(2)	38	(5)	–	43	(5)	–	48	(2)	9
Seretide/Advair	436	7	11	378	9	17	401	3	13	394	–	14
Serevent	29	(15)	(12)	27	(16)	(16)	29	(18)	(15)	31	(22)	(16)
Ventolin	42	–	5	35	3	13	36	3	9	37	(3)	12
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–

Anti-virals	251	7	12	247	13	24	236	(2)	8	340	45	63
HIV	155	(10)	(6)	155	(6)	3	156	(14)	(5)	169	(9)	8
Agenerase, Lexiva	14	(7)	(7)	15	(7)	–	16	(13)	–	17	(7)	13
Combivir	37	(14)	(12)	36	(13)	(5)	37	(25)	(16)	41	(17)	(2)
Epivir	11	(27)	(27)	12	(15)	(8)	12	(33)	(20)	14	(20)	(7)
Epzicom/Kivexa	63	5	11	60	10	20	59	–	9	62	10	29
Trizivir	19	(18)	(14)	19	(23)	(14)	20	(25)	(17)	24	(17)	–
Ziagen	9	(11)	–	8	(13)	–	9	(20)	(10)	9	(11)	–
Valtrex	41	5	8	38	(3)	9	39	(3)	8	42	–	20
Relenza	39	>100	>100	38	–	–	25	>100	>100	110	–	–
Zeffix	7	(14)	–	7	–	–	8	17	33	7	(14)	–

Central nervous system	146	(7)	(3)	139	(9)	(2)	144	(8)	1	145	(2)	12
Imigran/Imitrex	25	(8)	–	23	(8)	(4)	23	(13)	(4)	25	(4)	9
Lamictal	39	(5)	–	38	(5)	3	38	(8)	–	39	3	18
Requip	37	(8)	(3)	34	(9)	(3)	35	3	13	32	(3)	10
Requip XL	27	67	80	23	100	>100	22	>100	>100	17	>100	>100
Seroxat/Paxil	22	(24)	(24)	22	(26)	(19)	27	(19)	(13)	28	(14)	–
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin, Wellbutrin XL	9	33	50	8	33	33	7	100	>100	6	67	100

Cardiovascular and urogenital	155	8	13	142	2	10	145	2	12	141	2	22
Arixtra	26	14	24	24	11	26	23	24	35	22	29	57
Avodart	39	12	18	36	10	24	37	21	32	36	7	29
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Fraxiparine	45	–	2	42	(15)	(11)	43	(15)	(7)	43	(10)	5
Levitra	1	–	–	1	–	–	1	–	–	1	–	–
Lovaza	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	7	>100	>100	5	>100	>100	4	–	–	2	–	–

Metabolic	69	(13)	(9)	67	(14)	(7)	71	(11)	(3)	68	(21)	(7)
Avandia products	40	(17)	(15)	42	(19)	(13)	46	(18)	(6)	43	(30)	(20)
Avandia	15	(25)	(25)	16	(25)	(20)	18	(20)	(10)	18	(27)	(18)
Avandamet	24	(12)	(8)	25	(12)	(4)	26	(18)	(7)	24	(32)	(23)
Bonviva/Boniva	23	(4)	–	22	11	22	23	6	28	21	20	40

Anti-bacterials	181	(3)	1	146	(4)	4	146	(4)	4	189	(7)	8
Augmentin	82	7	11	68	2	10	61	–	7	84	(9)	6

Oncology and emesis	52	–	4	51	15	24	50	12	22	51	16	38
Hycamtin	15	7	7	14	8	17	15	17	25	15	9	36
Promacta	–	–	–	–	–	–	–	–	–	–	–	–
Tyverb/Tykerb	21	12	24	19	90	90	18	88	>100	17	>100	>100
Zofran	12	(25)	(25)	12	(20)	(20)	14	(25)	(13)	14	(25)	(13)

Vaccines	794	>100	>100	344	(3)	7	320	7	16	286	23	43
Boostrix	11	57	57	11	43	57	10	14	43	8	40	60
Cervarix	19	(58)	(58)	17	(61)	(55)	63	>100	>100	39	>100	>100
Fluarix, FluLaval	11	(43)	(48)	60	(10)	3	–	–	–	–	–	–
Flu pandemic	511	>100	>100	4	(60)	(60)	5	(86)	(86)	5	25	25
Hepatitis	64	(16)	(14)	65	–	7	72	(8)	–	61	(5)	9
Infanrix, Pediarix	101	(14)	(11)	105	8	18	91	(13)	(3)	109	14	35
Rotarix	14	8	8	14	9	27	12	20	20	13	22	44
Synflorix	11	–	–	11	–	–	10	–	–	–	–	–

Other	119	12	16	87	25	30	84	–	5	74	(7)	4

	2,361	23	29	1,734	3	11	1,746	1	9	1,840	7	23

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2009

Shareholder information
Quarterly trend
Pharmaceutical turnover – Rest of World

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	410	17	25	339	14	28	359	16	33	345	9	36
Avamys/Veramyst	7	>100	>100	7	>100	>100	13	>100	>100	2	–	–
Flixonase/Flonase	19	(9)	(14)	16	(7)	7	19	6	19	47	14	62
Flixotide/Flovent	58	(2)	5	46	(3)	15	49	(11)	4	48	(12)	12
Seretide/Advair	226	23	32	187	15	30	196	27	45	167	26	52
Serevent	12	(20)	(20)	11	(27)	–	12	(38)	(25)	12	(38)	(8)
Ventolin	49	15	20	40	–	5	44	(3)	10	41	(5)	11
Zyrtec	22	67	83	18	>100	>100	17	63	>100	18	9	64

Anti-virals	369	71	85	302	32	54	220	5	24	288	16	57
HIV	68	12	15	69	(11)	(7)	62	(5)	13	55	(6)	12
Agenerase, Lexiva	5	(33)	(17)	4	–	–	4	(50)	–	4	100	100
Combivir	25	26	32	23	(23)	(26)	21	(5)	11	18	(17)	–
Epivir	7	(14)	–	10	(18)	(9)	8	(13)	–	7	(25)	(13)
Epzicom/Kivexa	23	24	35	19	6	19	20	55	82	17	27	55
Trizivir	4	(20)	(20)	6	67	100	3	–	–	2	(33)	(33)
Ziagen	5	–	–	5	(33)	(44)	5	(20)	–	4	(50)	(33)
Valtrex	52	(4)	6	46	(16)	2	49	(15)	7	45	(17)	10
Relenza	155	>100	>100	99	>100	>100	16	–	–	101	>100	>100
Zeffix	44	2	5	43	19	39	42	(5)	14	42	(14)	17

Central nervous system	180	4	12	164	11	34	163	4	27	138	(3)	30
Imigran/Imitrex	13	–	–	11	(10)	10	12	–	20	11	–	38
Lamictal	21	11	11	19	20	27	20	(6)	18	19	–	12
Requip	12	22	33	13	13	63	10	–	11	10	40	100
Requip XL	1	–	–	1	–	–	–	–	–	–	–	–
Seroxat/Paxil	107	(8)	1	93	1	29	98	(8)	23	84	(3)	35
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin, Wellbutrin XL	3	–	(25)	4	(33)	33	3	(20)	(40)	4	50	100

Cardiovascular and urogenital	85	25	27	74	14	30	75	19	39	66	10	32
Arixtra	5	100	67	4	67	33	5	–	67	4	50	100
Avodart	21	58	75	15	50	50	14	44	56	13	50	63
Coreg	–	–	–	–	–	–	1	(100)	–	–	–	–
Fraxiparine	15	7	7	14	–	17	15	17	25	12	–	20
Levitra	–	–	–	1	–	–	–	–	–	–	–	–
Lovaza	1	–	–	–	–	–	–	–	–	1	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	–	–	–	1	–	–	–	–	–	–	–	–

Metabolic	81	(9)	(7)	85	(10)	5	83	(4)	14	76	(8)	15
Avandia products	42	(18)	(16)	46	(9)	5	45	2	10	42	(8)	11
Avandia	28	(29)	(26)	30	(16)	(3)	32	(12)	(3)	29	(14)	–
Avandamet	12	20	20	12	9	9	12	38	50	11	14	57
Bonviva/Boniva	3	50	50	3	50	50	2	100	–	3	–	>100

Anti-bacterials	187	11	11	191	14	20	189	12	26	190	13	33
Augmentin	82	16	17	85	17	20	74	3	14	86	20	43

Oncology and emesis	32	21	33	34	26	48	28	32	47	23	11	28
Hycamtin	4	50	100	3	100	50	4	(50)	–	2	50	–
Promacta	–	–	–	–	–	–	–	–	–	–	–	–
Tyverb/Tykerb	13	>100	>100	15	>100	>100	6	>100	100	6	100	>100
Zofran	13	–	18	12	(17)	–	12	–	9	11	–	10

Vaccines	435	56	66	252	20	33	240	20	36	220	46	73
Boostrix	7	>100	>100	4	100	100	8	>100	>100	7	100	>100
Cervarix	15	50	50	11	>100	>100	10	100	>100	9	>100	>100
Fluarix, FluLaval	26	4	13	24	(9)	4	11	83	83	6	–	–
Flu pandemic	163	>100	>100	7	–	–	–	–	–	1	–	–
Hepatitis	36	(8)	(3)	38	10	23	36	7	24	36	3	20
Infanrix, Pediarix	25	(8)	–	32	22	39	25	(4)	4	27	14	29
Rotarix	39	6	8	48	83	100	37	20	48	29	39	61
Synflorix	37	–	–	2	–	–	2	–	–	–	–	–

Other	189	20	24	164	16	23	175	(4)	17	154	(32)	(18)

	1,968	28	36	1,605	16	31	1,532	10	28	1,500	6	32

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2009

Shareholder information
Quarterly trend
Consumer Healthcare turnover – total Group

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	612	4	6	567	9	19	573	13	29	567	5	30
alli	40	33	33	49	>100	>100	82	>100	>100	32	>100	>100
Breathe Right	22	(19)	(19)	23	5	21	20	(6)	11	27	24	59
Cold sore franchise	25	(11)	(11)	28	14	27	20	(11)	5	23	(5)	15
Nicotene replacement	90	(5)	(3)	79	(16)	(5)	88	12	35	82	12	41
Panadol	104	19	24	96	7	17	94	8	21	99	6	24
Tums	26	(4)	(4)	25	–	19	25	(5)	14	30	5	43

Oral healthcare	375	6	9	375	10	21	366	7	23	368	5	27
Aquafresh franchise	121	(2)	(1)	126	(2)	9	121	(1)	13	128	–	20
Biotene	7	>100	>100	7	–	–	6	–	–	6	–	–
Denture care	87	9	13	85	10	25	84	9	27	80	5	33
Sensodyne franchise	114	11	14	118	20	31	113	14	30	112	7	30

Nutritional healthcare	191	4	3	223	4	7	226	2	8	211	1	9
Horlicks	55	19	17	64	13	21	61	17	27	75	20	34
Lucozade	86	(2)	(3)	104	4	4	106	(4)	(1)	80	(12)	(7)
Ribena	38	–	3	40	(9)	(9)	44	(2)	2	38	(5)	3

	1,178	5	6	1,165	8	17	1,165	9	23	1,146	4	25

Consumer Healthcare turnover – USA

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	185	(11)	(11)	174	(3)	12	183	1	28	180	4	44
alli	22	(18)	(21)	20	–	11	25	12	47	29	>100	>100
Breathe Right	11	(31)	(31)	15	–	15	10	(20)	–	14	11	56
Cold sore franchise	11	(27)	(27)	17	40	70	9	(22)	–	9	–	29
Nicotene replacement	63	(7)	(7)	58	(17)	(3)	68	13	45	58	11	53
Panadol	–	–	–	–	–	–	–	–	–	–	–	–
Tums	23	–	–	20	–	11	22	(5)	16	27	6	50

Oral healthcare	75	10	10	75	20	39	71	10	42	78	14	56
Aquafresh franchise	22	(12)	(15)	23	–	15	21	(6)	17	27	(5)	35
Biotene	5	>100	>100	4	–	–	5	–	–	5	–	–
Denture care	19	–	–	19	13	27	20	–	33	19	–	36
Sensodyne franchise	27	29	29	28	41	65	23	20	53	26	27	73

Nutritional healthcare	–	–	–	–	–	–	–	–	–	–	–	–
Horlicks	–	–	–	–	–	–	–	–	–	–	–	–
Lucozade	–	–	–	–	–	–	–	–	–	–	–	–
Ribena	–	–	–	–	–	–	–	–	–	–	–	–

	260	(5)	(5)	249	3	19	254	3	32	258	7	47

GSK Annual Report 2009

Shareholder information
Quarterly trend
Consumer Healthcare turnover – Europe

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	221	17	18	186	27	31	185	31	38	156	(2)	8
alli	17	–	–	29	–	–	56	–	–	3	–	–
Breathe Right	5	(17)	(17)	5	–	25	5	–	–	7	20	40
Cold sore franchise	10	(9)	(9)	9	–	13	8	–	(11)	11	(10)	10
Nicotene replacement	19	6	6	13	–	–	15	8	15	17	6	6
Panadol	33	35	43	26	32	37	20	11	11	20	(11)	5
Tums	–	–	–	1	–	–	–	–	–	–	–	–

Oral healthcare	196	1	4	190	3	9	190	4	12	184	1	16
Aquafresh franchise	72	(3)	(1)	75	(3)	4	71	(2)	8	73	(2)	14
Biotene	1	–	–	1	–	–	1	–	–	–	–	–
Denture care	33	–	3	32	15	19	32	7	19	28	–	17
Sensodyne franchise	50	–	4	48	7	12	50	7	16	47	2	15

Nutritional healthcare	107	(3)	(3)	125	(2)	(2)	130	(5)	(3)	95	(15)	(14)
Horlicks	6	–	–	4	(20)	(20)	4	(20)	(20)	5	(17)	(17)
Lucozade	74	(3)	(3)	92	2	3	92	(5)	(3)	65	(16)	(14)
Ribena	26	(4)	(4)	29	(12)	(12)	33	(6)	(3)	25	(7)	(7)

	524	6	8	501	9	13	505	10	16	435	(4)	5

Consumer Healthcare turnover – Rest of World

	Q4 2009			Q3 2009			Q2 2009			Q1 2009
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Over-the-counter medicines	206	8	11	207	6	16	205	8	23	231	13	38
alli	1	(50)	(50)	–	–	–	1	–	–	–	–	–
Breathe Right	6	20	20	3	50	50	5	33	67	6	67	100
Cold sore franchise	4	100	100	2	(25)	(50)	3	–	>100	3	–	–
Nicotene replacement	8	(14)	14	8	(30)	(20)	5	20	–	7	50	75
Panadol	71	13	16	70	–	11	74	7	23	79	11	30
Tums	3	–	–	4	(33)	33	3	–	–	3	–	–

Oral healthcare	104	15	21	110	18	34	105	13	33	106	8	33
Aquafresh franchise	27	9	17	28	–	17	29	(4)	26	28	9	22
Biotene	1	–	–	2	–	–	–	–	–	1	–	–
Denture care	35	27	35	34	4	31	32	17	33	33	14	50
Sensodyne franchise	37	16	19	42	27	40	40	21	38	39	3	30

Nutritional healthcare	84	15	12	98	15	21	96	14	26	116	22	40
Horlicks	49	22	20	60	17	25	57	21	33	70	24	40
Lucozade	12	–	(8)	12	18	9	14	8	17	15	20	50
Ribena	12	10	20	11	–	–	11	11	22	13	–	30

	394	11	14	415	11	21	406	11	26	453	14	37

GSK Annual Report 2009

Shareholder information
Five year record
A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

	2009	2008	2007	2006	2005
Pharmaceutical turnover by therapeutic area	£m	£m	£m	£m	£m

Respiratory	6,977	5,817	5,032	4,991	5,050
Anti-virals	4,150	3,206	3,027	2,826	2,598
Central nervous system	1,870	2,897	3,348	3,642	3,219
Cardiovascular and urogenital	2,298	1,847	1,554	1,636	1,331
Metabolic	1,181	1,191	1,508	1,870	1,488
Anti-bacterials	1,592	1,429	1,323	1,363	1,513
Oncology and emesis	629	496	477	1,069	1,016
Vaccines	3,706	2,539	1,993	1,692	1,389
Other	1,311	959	901	924	979

	23,714	20,381	19,163	20,013	18,583

	2009	2008	2007	2006	2005
Pharmaceutical turnover by geographic area	£m	£m	£m	£m	£m

USA	9,180	8,894	9,273	10,353	9,106
Europe	7,681	6,483	5,560	5,437	5,458
Rest of World:
Emerging markets	2,973	2,290	1,895	1,783	1,671
Japan	1,649	1,027	867	860	854
Asia Pacific	1,051	891	834	806	763
Canada	635	503	477	483	443
Other	545	293	257	291	288
Rest of World	6,853	5,004	4,330	4,223	4,019

	23,714	20,381	19,163	20,013	18,583

Pharmaceutical turnover includes co-promotion income.

	2009	2008	2007	2006	2005
Consumer Healthcare turnover	£m	£m	£m	£m	£m

OTC medicines	2,319	1,935	1,788	1,561	1,515
Oral healthcare	1,484	1,240	1,049	993	943
Nutritional healthcare	851	796	716	658	619

	4,654	3,971	3,553	3,212	3,077

GSK Annual Report 2009

Shareholder information

	2009	2008	2007	2006	2005
Financial results – total	£m	£m	£m	£m	£m

Turnover	28,368	24,352	22,716	23,225	21,660
Operating profit	8,425	7,141	7,593	7,808	6,874
Profit before taxation	7,891	6,659	7,452	7,799	6,732
Profit after taxation	5,669	4,712	5,310	5,498	4,816

	pence	pence	pence	pence	pence

Basic earnings per share	109.1	88.6	94.4	95.5	82.6
Diluted earnings per share	108.2	88.1	93.7	94.5	82.0

	2009	2008	2007
Financial results – before major restructuring	£m	£m	£m

Turnover	28,368	24,352	22,716
Operating profit	9,257	8,259	7,931
Profit before taxation	8,726	7,782	7,790
Profit after taxation	6,283	5,551	5,571

	pence	pence

Adjusted earnings per share	121.2	104.7
Adjusted diluted earnings per share	120.3	104.1

	2009	2008	2007	2006	2005
	millions	millions	millions	millions	millions

Weighted average number of shares in issue:
Basic	5,069	5,195	5,524	5,643	5,674
Diluted	5,108	5,226	5,567	5,700	5,720

	%	%	%	%	%

Return on capital employed	82.8	73.1	76.2	90.6	99.7

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

	2009	2008	2007	2006	2005
Balance sheet	£m	£m	£m	£m	£m

Non-current assets	25,292	22,124	17,377	14,561	14,021
Current assets	17,570	17,269	13,626	10,992	13,177

Total assets	42,862	39,393	31,003	25,553	27,198

Current liabilities	(12,118)	(10,017)	(10,345)	(7,265)	(9,511)
Non-current liabilities	(20,002)	(21,058)	(10,748)	(8,640)	(10,117)

Total liabilities	(32,120)	(31,075)	(21,093)	(15,905)	(19,628)

Net assets	10,742	8,318	9,910	9,648	7,570

Shareholders’ equity	10,005	7,931	9,603	9,386	7,311
Minority interests	737	387	307	262	259

Total equity	10,742	8,318	9,910	9,648	7,570

GSK Annual Report 2009

Shareholder information
Number of employees

	2009	2008	2007	2006	2005

USA	22,594	21,176	24,838	24,726	23,822
Europe	42,048	44,677	46,869	45,758	43,999
Rest of World:
Asia Pacific, including China	21,011	18,983	17,525	17,570	15,991
Japan	3,264	3,174	3,284	3,195	3,098
Middle East, Africa	3,619	3,403	3,156	3,204	5,682
Latin America	5,169	5,228	5,249	5,856	5,664
Canada	2,208	2,362	2,562	2,386	2,472

Rest of World	35,271	33,150	31,776	32,211	32,907

	99,913	99,003	103,483	102,695	100,728

Manufacturing	31,162	32,622	33,995	33,235	31,615
Selling	44,621	42,430	44,499	44,484	44,393
Administration	9,405	8,787	8,960	9,024	9,225
Research and development	14,725	15,164	16,029	15,952	15,495

	99,913	99,003	103,483	102,695	100,728

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.
Exchange rates
As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’).

	2009	2008	2007	2006	2005

Average	1.56	1.85	2.00	1.85	1.81

The average rate for the year is calculated as the average of the noon buying rates for each day of the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2010	2010	2009	2009	2009	2009

High	1.60	1.64	1.67	1.68	1.66	1.67
Low	1.54	1.59	1.59	1.64	1.58	1.59

As at 31st December 2008, the Federal Reserve Bank of New York ceased publishing noon buying rates. The Bank of England 4pm buying rates have been used for subsequent calculations.
The 4pm buying rate on 19th February 2010 was £1 = US$1.54.
GSK Annual Report 2009

Product development pipeline
Key

†	In-license or other alliance relationship with third party
S	Month of first submission
A	Month of first regulatory approval (for MAA, this is the first EU approval letter)
AL/CR	Month Approvable or Complete Response Letter received – indicates that ultimately approval can be given subject to resolution of outstanding queries
PO	Month of EU Positive Opinion
TA	FDA Tentative Approval

BLA	Biological License Application
MAA	Marketing Authorisation Application (Europe)
NDA	New Drug Application (USA)
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

MAA and NDA/BLA Regulatory milestones shown in the table below are those that have been achieved. Future submission dates are not included in this list.

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Biopharmaceuticals
933776	monoclonal antibody	Alzheimer’s disease	I
1070806	monoclonal antibody	metabolic disease	I
1223249	monoclonal antibody	amyotrophic lateral sclerosis	I
2401502†	domain antibody targeted multi-component vaccine	malignant melanoma	I
APN01†	recombinant human angiotensin converting enzyme 2	acute respiratory distress syndrome	I
iboctadekin† (+ Doxil)	IL18 immunomodulator (+ topoisomerase II inhibitor)	ovarian cancer	I
iboctadekin† (+ rituximab)	IL18 immunomodulator (+ anti-CD20 monoclonal antibody)	follicular lymphoma	I
otelixizumab†	anti-CD3 monoclonal antibody (s.c.)	type 1 diabetes	I
249320	monoclonal antibody	stroke	II
315234	monoclonal antibody	rheumatoid arthritis	II
679586	monoclonal antibody	severe asthma	II
Arzerra (ofatumumab)†	anti-CD20 human monoclonal antibody	follicular lymphoma (relapsed patients)	II
Benlysta (belimumab)†	anti-B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus	II
mepolizumab	anti-IL5 monoclonal antibody	severe asthma & nasal polyposis	II
ofatumumab†	anti-CD20 human monoclonal antibody	multiple sclerosis	II
Arzerra (ofatumumab)†	anti-CD20 human monoclonal antibody	chronic lymphocytic leukaemia, first line therapy & use in relapsed patients	III
Arzerra (ofatumumab)†	anti-CD20 human monoclonal antibody	diffuse large B cell lymphoma (relapsed patients)	III
Arzerra (ofatumumab)†	anti-CD20 human monoclonal antibody	follicular lymphoma (refractory patients)	III
Benlysta (belimumab)†	anti-B lymphocyte stimulator monoclonal antibody (i.v.)	systemic lupus erythematosus	III
denosumab†	anti-receptor activator for nuclear kappa (RANK) ligand human monoclonal antibody	bone metastatic disease	III
denosumab†	anti-RANK ligand human monoclonal antibody	hormone ablative/chemotherapy bone loss in cancer patients	III
ofatumumab†	anti-CD20 human monoclonal antibody	rheumatoid arthritis	III
otelixizumab†	anti-CD3 monoclonal antibody (i.v.)	type 1 diabetes	III
Syncria†	glucagon-like peptide 1 agonist	type 2 diabetes	III
Prolia (denosumab)†	anti-RANK ligand human monoclonal antibody	post-menopausal osteoporosis	Submitted	PO:Dec09	N/A
Arzerra (ofatumumab)†	anti-CD20 human monoclonal antibody	chronic lymphocytic leukaemia (refractory patients)	Approved	PO:Jan10	A:Oct09

Cardiovascular & Metabolic
1278863	prolyl hydroxylase inhibitor	anaemia	I
1521498	mu-opioid receptor inverse agonist	obesity	I
1614235†	sodium dependent glucose transport (SGLT1) inhibitor	type 2 diabetes	I
2245840	SIRT1 activator	sarcopaenia (also COPD & psoriasis)	I
184072	SIRT1 activator	type 2 diabetes (also haematologic cancers)	II
256073	high affinity nicotinic acid receptor (HM74A) agonist	dyslipidaemia	II
557296	oxytocin antagonist	premature ejaculation	II
1292263	gastrin-releasing peptide (GPR119) receptor agonist	type 2 diabetes	II
1362885	glycogen phosphorylase inhibitor	type 2 diabetes	II
2245840	SIRT1 activator	type 2 diabetes (also COPD & haematologic cancers)	II
losmapimod	p38 kinase inhibitor	cardiovascular disease (also COPD, pain & depression)	II
retosiban (221149)	oxytocin antagonist	threatened pre-term labour	II
rilapladib†	Lp-PLA2 inhibitor	atherosclerosis	II
Avandamet XR	PPAR gamma agonist + metformin	type 2 diabetes – extended release	III	N/A
Avandia + simvastatin	PPAR gamma agonist + statin	type 2 diabetes	III	N/A
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	III
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	Approved	A:Aug07	AL:Feb07 & Sep07
Avandia	PPAR gamma agonist	prevention of disease progression	Approved	A:Apr09	A:Jul08

GSK Annual Report 2009

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Infectious Diseases
932121	plasmodium electron transport chain inhibitor	malaria	I
945237	topoisomerase II inhibitor	treatment of bacterial infections	I
1322322	novel class antibacterial agent	treatment of bacterial infections	I
Relenza†	neuraminidase inhibitor (i.v.)	treatment of influenza	II
sitamaquine	8-aminoquinoline	treatment of visceral leishmaniasis	II		N/A
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II

Neurosciences
586529†	CRF1 antagonist	depression & anxiety	I
618334	dopamine D3 antagonist	drug dependency	I
1014802	sodium channel blocker	bipolar disorder	I
1034702	muscarinic acetylcholine agonist	dementia	I
1144814	NK1/NK3 antagonist	schizophrenia	I
163090	5HT1 antagonist	depression & anxiety	II
239512	histamine H3 antagonist	dementia & schizophrenia	II
561679†	CRF1 antagonist	depression & anxiety	II
649868†	orexin antagonist	sleep disorders	II
742457	5HT6 antagonist	dementia	II
2402968 (PRO051)†	antisense oligonucleotide	Duchenne muscular dystrophy	II
firategrast†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis	II
Horizant (1838262)†	voltage-gated calcium channel modulator	migraine prophylaxis	II
Horizant (1838262)†	voltage-gated calcium channel modulator	neuropathic pain	II
losmapimod	p38 kinase inhibitor	pain (also cardiovascular disease, COPD & depression)	II
losmapimod	p38 kinase inhibitor	depression (also cardiovascular disease, COPD & pain)	II
orvepitant	NK1 antagonist	depression & anxiety	II
almorexant†	orexin antagonist	insomnia	III
Horizant (1838262)†*	voltage-gated calcium channel modulator	restless legs syndrome	Submitted		CR:Feb10
retigabine†	neuronal potassium channel opener	epilepsy – partial seizures	Submitted	S:Oct09	S:Oct09
Lamictal XR	sodium channel inhibitor	epilepsy – partial generalised tonic-clonic seizures, once-daily	Approved	N/A	A:Jan10
Lamictal XR	sodium channel inhibitor	epilepsy – partial seizures, once-daily	Approved	N/A	A:May09

Oncology
2110183	AKT protein kinase inhibitor	cancer	I
2118436	BRaf protein kinase inhibitor	cancer	I
2126458	Pi3 kinase inhibitor	cancer	I
2141795	AKT protein kinase inhibitor	cancer	I
184072	SIRT1 activator	haematologic cancers (also type 2 diabetes)	II
1120212†	mitogen-activated protein kinase inhibitor (MEK1/2)	cancer	II
2285921†	thrombopoietin receptor agonist	thrombocytopaenia	II
foretinib (1363089)†	mesenchymal-epithelial transition factor (C-met) kinase inhibitor	papillary renal cell carcinoma and other cancers	II
Revolade/Promacta†	thrombopoietin receptor agonist	oncology-related thrombocytopaenia	II
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (unresectable disease)	II
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	breast cancer, adjuvant therapy	II
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	non-small cell lung cancer, first line & adjuvant therapy	II
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	ovarian cancer, maintenance therapy	III
Revolade/Promacta†	thrombopoietin receptor agonist	chronic liver disease induced thrombocytopaenia	III
Revolade/Promacta†	thrombopoietin receptor agonist	hepatitis C induced thrombocytopaenia	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	gastric cancer	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (resectable disease)	III
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	sarcoma	III
Votrient (pazopanib) +	multi-kinase angiogenesis inhibitor +	inflammatory breast cancer	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	Submitted	S:Sep09
Duodart (Avodart + alpha blocker)	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia – fixed dose combination	Submitted	S:Dec08	TA:Jan10
Revolade/Promacta†	thrombopoietin receptor agonist	idiopathic thrombocytopaenic purpura	Approved	PO:Dec09	A:Nov08
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, first line therapy	Approved	PO:Feb10	A:Jan10
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	renal cell cancer	Approved	PO:Feb10	A:Oct09

Ophthalmology
pazopanib	multi-kinase angiogenesis inhibitor (oral)	age-related macular degeneration (also cancer indications)	I
pazopanib	multi-kinase angiogenesis inhibitor (eye drops)	age-related macular degeneration	II

* See Note 40 to the financial statements, ‘Post balance sheet events’.
GSK Annual Report 2009

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Respiratory & Immuno-inflammation
610677	p38 kinase inhibitor (inhaled)	COPD	I
681323	p38 kinase inhibitor (i.v.)	acute lung injury & acute respiratory distress syndrome	I
1325756	chemokine receptor (CXCR2) antagonist	COPD	I
2245840	SIRT1 activator	COPD & psoriasis (also type 2 diabetes & sarcopaenia)	I
CCX025†	CCR9 antagonist	Crohn’s disease	I
256066	PDE4 inhibitor (inhaled)	COPD	II
573719	muscarinic acetylcholine antagonist	COPD	II
573719 + 642444†	muscarinic acetylcholine antagonist + long-acting beta2 agonist	COPD	II
656933	chemokine receptor (CXCR2) antagonist	cystic fibrosis	II
685698	glucocorticoid agonist	asthma	II
705498	transient receptor potential vanilloid (TRPV1) antagonist (intranasal)	non-allergic rhinitis	II
870086	novel glucocorticoid agonist (inhaled)	asthma	II
961081†	muscarinic antagonist, beta2 agonist	COPD	II
962040	motilin receptor agonist	delayed gastric emptying	II
1399686	anti-inflammatory macrolide conjugate (oral)	inflammatory bowel disease	II
1605786 (CCX282)†	CCR9 antagonist	Crohn’s disease	II
2190915†	5-lipoxygenase-activating protein (FLAP) inhibitor	asthma	II
losmapimod	p38 kinase inhibitor (oral)	COPD (also cardiovascular disease, pain & depression)	II
Relovair (642444† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	asthma	II
Relovair (642444† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	COPD	III
642444†	long-acting beta2 agonist	COPD	III

Paediatric Vaccines
Hexavalent combination vaccine	conjugated	Neisseria meningitis C, Haemophilus influenzae type b, diphtheria, tetanus, pertussis and poliomyelitis disease prophylaxis	I
Heptavalent combination vaccine	conjugated	Neisseria meningitis C, Haemophilus influenzae type b, diphtheria, Hepatitis B, tetanus, pertussis and poliomyelitis disease prophylaxis	II
S. pneumoniae paediatric next generation	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	II
Mosquirix	recombinant	malaria prophylaxis (Plasmodium falciparum)	III		N/A
Nimenrix (MenACWY-TT)	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	III
MenHibrix (Hib-MenCY-TT)	conjugated	Neisseria meningitis groups C & Y & Haemophilus influenzae type b disease prophylaxis	Submitted		S:Aug09
Hiberix	conjugated	paediatric booster for Haemophilus influenzae type b	Approved	A:Nov07	A:Aug09
Synflorix	conjugated	Streptococcus pneumoniae disease prophylaxis in infants & children	Approved	A:Mar09	N/A

Other Vaccines
Alzheimer’s disease	conjugated	treatment of Alzheimer’s disease	I
Cytomegalovirus	recombinant	cytomegalovirus infection prophylaxis	I
HIV	recombinant	HIV disease prophylaxis/immunotherapy	I
NTHi-Pneumo	recombinant	Streptococcus pneumoniae and Haemophilus influenzae	I
disease prophylaxis in adults
Dengue fever	attenuated tetravalent	dengue fever prophylaxis	II
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Zoster	recombinant	Herpes Zoster prevention	II
New generation flu vaccine	inactivated split – trivalent	seasonal influenza prophylaxis for the elderly	III
Simplirix	recombinant	genital herpes prophylaxis	III
Flu pandemic & pre-pandemic†	H5N1 inactivated split – monovalent (Quebec)	pandemic influenza prophylaxis	Submitted	S:Jul09	S:Jun09 (Canada)
Arepanrix (Flu pandemic)†	H1N1 inactivated split adjuvanted – monovalent (Quebec)	pandemic influenza prophylaxis (emergency use)	Approved	PO:Jan10	A:Oct09 (Canada)
Cervarix†	recombinant	cervical dysplasia and cancer prophylaxis caused by HPV 16/18	Approved	A:Sep07	A:Oct09
Influenza A (H1N1) 2009 monovalent vaccine (Flu pandemic)†	H1N1 inactivated split – monovalent (Quebec)	pandemic influenza A (H1N1) 2009 prophylaxis (emergency use)	Approved		A:Nov09
Pandemrix (Flu pandemic)†	H1N1 inactivated split adjuvanted – monovalent (Dresden)	pandemic influenza prophylaxis	Approved	A: Sep09

GSK Annual Report 2009

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Antigen Specific Cancer Immunotherapeutic (ASCI)
WT1	recombinant	treatment of acute myelogenous leukaemia	II
MAGE-A3	recombinant	treatment of melanoma	III
MAGE-A3	recombinant	treatment of non-small cell lung cancer	III

Dermatology (Stiefel), late stage assets only
Duac low dose	clindamycin/benzoyl peroxide gel	acne vulgaris	III
tazarotene foam	retinoid foam	acne vulgaris	III
calcipotriene	vitamin D3 analog	mild to moderate plaque psoriasis	Submitted		S:Dec09
itraconazole tablets	oral anti-fungal	onychomycosis	Submitted		S:Mar09
Veltin	antibiotic/retinoid gel	acne vulgaris	Submitted		S:Oct09

HIV (ViiV Healthcare)
1265744†	HIV integrase inhibitor	HIV infections	II
1349572†	HIV integrase inhibitor	HIV infections	II
2248761 (IDX899)†	non-nucleotide reverse transcriptase inhibitor	HIV infections	II
PF-232798	CCR5 antagonist	HIV infections	II
UK-453061	non-nucleotide reverse transcriptase inhibitor	HIV infections	II
Selzentry/Celsentri	CCR5 antagonist	HIV infection, use in treatment naive patients	Approved		A:Nov09

Option-based alliances with third parties that include assets in Phase I and Phase II development

Company	Disease Area	Phase

Anacor Pharmaceuticals	anti-bacterial	I

ChemoCentryx	inflammatory disease*	I & II

Concert Pharmaceuticals	HIV (protease inhibitor)	I

Galapagos	autoimmune disease	I

NeuroSearch	neuroscience (anxiety & pain)	I

OncoMed Pharmaceuticals	oncology	I

Prosensa Therapeutics	neuroscience	I

Ranbaxy Laboratories	respiratory	I

Theravance	gastrointestinal	I

* Two assets
GSK Annual Report 2009

Shareholder information

The Ordinary Shares of the company are listed on the London Stock Exchange and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). For details of listed debt and where it is listed refer to Note 32, ‘Net debt’.
Share price

	2009	2008	2007
	£	£	£
At 1st January	12.85	12.79	13.44
High during the year	13.34	13.85	14.93
Low during the year	9.87	9.95	11.60
At 31st December	13.20	12.85	12.79
Increase/(decrease)	2.7%	0.5%	(5)%
			-
The table above sets out the middle market closing prices. The company’s share price increased by 2.7% in 2009. This compares with an increase in the FTSE 100 index by 22% during the year. The share price on 19th February 2010 was £12.35.
Market capitalisation
The market capitalisation, based on shares in issue excluding Treasury shares, of GlaxoSmithKline at 31st December 2009 was £69 billion. At that date GSK was the fifth largest company by market capitalisation on the FTSE index.
SmithKline Beecham plc Floating Rate
Unsecured Loan Stock 1990/2010
The Loan Stock is not listed on any exchange but will be redeemed in its entirety at par, i.e. £1 for every £1 of loan stock held, on 1st June 2010.
Loan Stock holders will not be required to surrender their certificate(s) for this compulsory redemption, which will be made automatically at the due time, and a cheque in respect of the redemption value will be posted on 28th May 2010.
Taxation
General information concerning the UK and US tax effects of share ownership is set out on page 202 ‘Taxation information for shareholders’.
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
Dividends per share
The table below sets out the dividends per share in the last five years.

Year	pence

2009	61
2008	57
2007	53
2006	48
2005	44

Dividends per ADS
The table below sets out the dividends per ADS in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2009	1.93
2008	2.01
2007	2.14
2006	1.80
2005	1.57

Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date

Q4 2009	10th February 2010	12th February 2010	8th April 2010
Q1 2010	5th May 2010	7th May 2010	8th July 2010
Q2 2010	28th July 2010	30th July 2010	7th October 2010
Q3 2010	27th October 2010	29th October 2010	6th January 2011

Financial reporting calendar

Publication	Date

Results announcements
Quarter 1	April 2010
Quarter 2	July 2010
Quarter 3	October 2010
Preliminary/Quarter 4	February 2011

Annual Report/Summary	February/March 2011

Results announcements
Results announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, and sent to the US Securities and Exchange Commission and the NYSE.
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
Copies of previous financial reports are available from the registrars in the UK and from the GSK Response Center in the USA.
Corporate responsibility report
In late March 2010, GSK will publish its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D and environment, health and safety.

GSK Annual Report 2009

Shareholder information
Nature of trading market
The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low last reported sales prices in US dollars for the ADS on the NYSE.

	Pence per share
	High	Low

Quarter ended 31st March 2010*	1340	1196
February 2010*	1245	1196
January 2010	1340	1217
December 2009	1334	1280
November 2009	1290	1219
October 2009	1281	1219
September 2009	1252	1176
Quarter ended 31st December 2009	1334	1219
Quarter ended 30th September 2009	1252	1063
Quarter ended 30th June 2009	1117	987
Quarter ended 31st March 2009	1305	1003
Quarter ended 31st December 2008	1285	995
Quarter ended 30th September 2008	1327	1103
Quarter ended 30th June 2008	1153	1053
Quarter ended 31st March 2008	1385	1001
Year ended 31st December 2007	1493	1160
Year ended 31st December 2006	1577	1326
Year ended 31st December 2005	1544	1175

	US dollars per ADS
	High	Low

Quarter ended 31st March 2010*	42.97	37.52
February 2010*	39.49	37.52
January 2010	42.97	39.01
December 2009	42.91	41.59
November 2009	42.88	40.30
October 2009	41.91	38.72
September 2009	39.67	38.60
Quarter ended 31st December 2009	42.91	38.72
Quarter ended 30th September 2009	40.03	34.36
Quarter ended 30th June 2009	36.56	29.11
Quarter ended 31st March 2009	39.24	27.27
Quarter ended 31st December 2008	43.39	32.02
Quarter ended 30th September 2008	49.03	42.08
Quarter ended 30th June 2008	45.36	41.39
Quarter ended 31st March 2008	54.36	40.85
Year ended 31st December 2007	59.35	47.87
Year ended 31st December 2006	58.38	50.15
Year ended 31st December 2005	53.53	44.48

* to 19th February 2010
Annual General Meeting 2010

The Queen Elizabeth II Conference Centre, 6th May 2010
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

GSK Annual Report 2009

Shareholder information

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
Equiniti Limited
Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
www.shareview.co.uk
Tel:    0871 384 2991 inside the UK
Tel:    +44 (0)121 415 7067 outside the UK
Equiniti also provides the following services:
•	Nominee dealing account and Individual Savings Account (ISA)
•	GlaxoSmithKline Corporate Sponsored Nominee
•	Shareview service
•	Share dealing service
•	Dividend Reinvestment Plan
Share dealing service
Shareholders may trade shares, either held in certificates or in the Corporate Sponsored Nominee by internet or telephone through Shareview Dealing, a share dealing service provided by Equiniti Financial Services Limited. For internet deals log on to www. shareview.co.uk/dealing. For telephone deals call 08456 037 037 (inside the UK only).
For the nominee and ISA service, either www.shareview.co.uk/ dealing or call 0845 300 0430. Telephone services are available between 8.00 and 18.00, Monday to Friday (market trading hours 8.00 –16.30).
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

GSK Annual Report 2009

Taxation information for shareholders

A summary of certain UK tax and US federal income tax consequences for certain holders of shares and ADR who are citizens of the UK or the USA is set out below. It is not a complete analysis of all the possible tax consequences of the purchase or ownership of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase and ownership of their shares or ADR, and the consequences under state and local tax laws in the USA and the implications of the current UK/US Income Tax convention.
US holders of ADR generally will be treated as the owners of the underlying shares for the purposes of the current USA/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).
UK shareholders
This summary only applies to a UK resident shareholder that holds shares as capital assets.
Taxation of dividends
UK resident individual shareholders will generally be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of a one ninth dividend tax credit. The tax credit may be set against the individual’s income tax liability in respect of the gross dividend, but is not repayable to shareholders with a tax liability of less than the associated tax credit. For the tax year 2010-11 and subsequent tax years, an additional rate of income tax on dividends will be imposed for taxpayers whose income is above £150,000. UK resident shareholders that are corporation taxpayers should note that dividends paid after 1st July 2009 are generally entitled to exemption from corporation tax under new rules. If shareholders are in any doubt as to their position, they should consult their own professional advisers.
Taxation of capital gains
UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals by individuals, a capital gain will be taxed at a flat rate of 18%, subject to the availability of any exemption or relief such as the annual exempt amount. Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.
Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of shares or ADR. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value.
If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the USA to be credited against tax payable in the UK.
Stamp duty
UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5% of the purchase price.
US shareholders
This summary only applies to a shareholder (a citizen or resident of the USA or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADR) that holds shares or ADR as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency. The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADR as part of an integrated investment (including a ‘straddle’) comprised of a share or ADR and one or more other positions, and persons that own (directly or indirectly) 10% or more of the voting stock of GSK.
Taxation of dividends
The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2011.
Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADR. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADR were held for more than one year.
Information reporting and backup withholding
Dividends and payments of the proceeds on a sale of shares or ADR, paid within the USA or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the IRS.
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
No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that any instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would, subject to certain exceptions, result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5%.

GSK Annual Report 2009

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called-up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

Gearing ratio	Net debt as a percentage of total equity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.

Preference shares	Shares issued at varying dividend rates that are treated as outside interests.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Shareholders’ funds	Shareholders’ equity.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GlaxoSmithKline holds a majority shareholding and/or exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

GSK Annual Report 2009

Memorandum and Articles of Association of GlaxoSmithKline

The following is a summary of the principal provisions of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”). Shareholders should not rely on this summary, but should instead refer to the current Memorandum and Articles which are filed with the Registrar of Companies in the UK and can be viewed on the company’s website. The Memorandum contains the fundamental provisions of the company’s constitution. The Articles contain the rules for the internal management and control of the company.
Memorandum of Association
The Memorandum provides that the company’s principal objects are, among other things, to be the holding company of Glaxo Wellcome plc and SmithKline Beecham plc, to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the Directors to be capable of being conveniently or advantageously carried on.
Articles of Association
(a) Voting
All resolutions put to the vote at general meetings will be decided by poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share of which he or she is the holder. Unless the Directors otherwise decide, the right to attend a general meeting and voting rights may not be exercised by a shareholder who has not paid to the company all calls and other sums then payable by him or her in respect of his or her Ordinary Shares. The right to attend a general meeting and voting rights may not be exercised by a shareholder who is subject to an order under Section 794 of the Companies Act 2006 because he or she has failed to provide the company with information concerning his or her interests in Ordinary Shares within the prescribed period, as required by Section 793 of the Companies Act 2006.
(b) Transfer of Ordinary Shares
Any shareholder may transfer his or her Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Directors may approve. Such instrument must be properly signed, stamped or certified and lodged with the company together with the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. Every transfer of Ordinary Shares which are in uncertificated form must be carried out by means of a relevant system such as CREST. The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any Ordinary Share which is not fully paid.
The Articles contain no other restrictions on the transfer of fully paid Ordinary Shares provided: (i) the transfer is in favour of not more than four transferees; (ii) the transfer is in respect of only one class of shares; and (iii) the holder of the Ordinary Shares is not subject to an order under Section 794 of the Companies Act 2006. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged. The Directors may decline to register a transfer of Ordinary Shares by a person holding 0.25 per cent. or more of the existing Ordinary Shares if such person is subject to an order under Section 794 Companies Act 2006, after failure to provide the company with information concerning interests in those Ordinary Shares required to be provided under Section 793 of the Companies Act 2006, unless the transfer is carried out pursuant to an arm’s length sale.
Provisions in the Articles will not apply to uncertificated Ordinary Shares to the extent that they are inconsistent with:
(i)	the holding of shares in uncertificated form;
(ii)	the transfer of title to Ordinary Shares by means of a system such as CREST; and
(iii)	any provisions of the relevant regulations.
(c) Dividends and distribution of assets on liquidation
The profits of the company which are available for distribution and permitted by law to be distributed and which the company may from time to time determine, upon the recommendation of the Directors, to distribute by way of dividend, in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares. If in their opinion the company’s financial position justifies such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class of such amounts and in respect of such periods as they think fit. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. As the company has only one class of Ordinary Shares, the holders of such Ordinary Shares will under general law be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings.

GSK Annual Report 2009

Memorandum and Articles of Association of GlaxoSmithKline

(d) Variation of rights and changes in capital
Subject to the provisions of the Companies Act 2006 and to the terms of issue of the shares concerned, the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class (but provided that at any adjourned meeting any holder of shares of the relevant class present in person or by proxy shall be a quorum).
The company may by ordinary resolution increase its share capital, consolidate, or consolidate then sub-divide all, or any of its shares into shares of a larger nominal amount, cancel any shares not taken or agreed to be taken by any person and, subject to the provisions of the Companies Act 2006, sub-divide its shares into shares of a smaller nominal amount. The company may, subject to the provisions of the Companies Act 2006, by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve. The company may also, subject to the provisions of the Companies Act 2006 and the rights of any of the holders of any class of shares, purchase its own shares.
(e) Unclaimed dividends
Unless the Directors decide otherwise, any dividend unclaimed after a period of 12 years from the date when a resolution was passed for payment will be forfeited and revert to the company. The company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any Ordinary Shares, if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the company must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the Ordinary Shares by transmission requests the resumption.
(f) Untraced shareholders
The company may sell any Ordinary Shares in the company after advertising its intention and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders except that there is no requirement for the company to serve notices on shareholders outside the United Kingdom and the United States.
(h) General meetings of shareholders
The company is required by the Companies Act 2006 to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Directors and must be called promptly upon receipt of a requisition from shareholders. A general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting.
(i) Conflicts of interest
The Directors may authorise any matter which would otherwise involve a Director breaching his or her duty under the Companies Act 2006 to avoid conflicts of interest (each a “Conflict”). A Director seeking authorisation in respect of a Conflict shall declare to the other Directors the nature and extent of his or her Conflict as soon as is reasonably practicable. The relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority, and, if the other Directors so decide, shall be excluded from any meeting of the Directors while the Conflict is under consideration.
(j) Other Conflicts of Interest
Subject to the provisions of the Companies Act 2006, and provided the nature of a Director’s interest has been declared to the Directors, a Director is not disqualified by that Office from contracting with the company in any manner, nor is any contract in which he or she is interested liable to be avoided, and any Director who is so interested is not liable to account to the company or its shareholders for any benefit realised by the contract by reason of the Director holding that Office or of the fiduciary relationship thereby established. However, no Director may vote on any resolution relating specifically to his or her own appointment (including remuneration) or the terms of his or her termination or relating to any contract in which he or she has an interest (subject to certain exceptions).
A Director may (or any firm of which he or she is a partner, employee or shareholder may) act in a professional capacity for the company (other than as auditor) and be remunerated for so doing. A Director may also hold any other Office with the company (other than auditor) or be or become director or other Officer of, or be otherwise interested in, any holding company or subsidiary of the company or in which the company may be interested and will not be liable to account to the company or its shareholders for any benefit received by him or her.

GSK Annual Report 2009

Memorandum and Articles of Association of GlaxoSmithKline
(k) Directors’ remuneration
Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors. Such fees may be satisfied in cash or in shares or any other non-cash form. Any Director who is appointed to any executive Office, acts as Chairman, serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary services of a Director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors may decide. Each Director may be paid reasonable travelling, hotel and other expenses he or she incurs in attending and returning from meetings of the Directors or committees of the Directors, or general meetings of the company, or otherwise incurred in connection with the performance of his or her duties for the company.
(l) Pensions and gratuities for Directors
The Directors or any committee authorised by the Directors may provide benefits by the payment of gratuities, pensions or insurance or other allowances or benefits for any Director or former Director or their relations, connected persons or dependants.
(m) Borrowing powers
Subject to the provisions of the Companies Act 2006, the Directors may exercise all the company’s powers to borrow money; to mortgage or charge all or any of the company’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.
(n) Retirement and removal of Directors
A Director is subject to re-election at every annual general meeting of the company if he or she: (i) held Office at the time of the two previous annual general meetings and did not retire by rotation at either of them; (ii) has held Office for a continuous period of nine years or more; or (iii) he or she has been appointed by the Directors since the last annual general meeting.
The company may by special resolution remove any Director before the expiration of his or her period of Office. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors shall be required.

GSK Annual Report 2009

Comparison of New York Stock Exchange Corporate Governance
Standards and GlaxoSmithKline plc’s corporate governance practice
On 4th November 2003, the New York Stock Exchange (the “NYSE”) adopted new corporate governance standards. The application of the NYSE’s standards is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, GlaxoSmithKline plc (“GlaxoSmithKline” or the “Company”) must comply with the following NYSE standards:
1.	the Company must satisfy the audit committee requirements of the Securities and Exchange Commission (the “SEC”);
2.	the Chief Executive Officer (the “CEO”) must promptly notify the NYSE in writing after any executive Officer of the Company becomes aware of any non-compliance with any applicable provisions of the NYSE’s corporate governance standards;
3.	the Company must submit an annual affirmation to the NYSE affirming GlaxoSmithKline’s compliance with applicable NYSE corporate governance standards, and submit interim affirmations to the NYSE notifying it of specified changes to the audit committee or a change to the status of the Company as a foreign private issuer; and
4.	the Company must provide a brief description of any significant differences between its corporate governance practices and those followed by US companies under the NYSE listing standards.
As a company listed on the London Stock Exchange, GlaxoSmithKline is required to comply with the UK Listing Authority Listing Rules and to report non-compliance with the UK Combined Code on Corporate Governance (the “Combined Code”).
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
GlaxoSmithKline complies with the equivalent domestic requirements contained in the Combined Code. The last update to the Combined Code for reporting years beginning on or after 29th June 2008 was issued in June 2008. A report on a review of the Combined Code was issued by the UK Financial Reporting Council (“FRC”) in December 2009, but its effects will only come into force for reporting years commencing on or after 29th June 2010.
The Combined Code requires that the board of directors of GlaxoSmithKline (the “Board”) should include a balance of Executive and Non-Executive Directors (and, in particular, independent Non-Executive Directors) such that no individual or small group of individuals can dominate the Board’s decision taking. At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. The roles of Chairman and Chief Executive should not be exercised by the same individual. The division of responsibilities between the Chairman and Chief Executive should be clearly established, set down in writing and agreed by the Board.
The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Mr James Murdoch, Dr Podolsky, Mr de Swaan and Sir Robert Wilson are “independent” under the Combined Code. Sir Ian Prosser and Dr Ronaldo Schmitz, both of whom were considered to be independent, retired from the Board with effect from 20th May 2009. Mr James Murdoch joined the Board with effect from 20th May 2009 as an independent Non-Executive Director.
A majority of the Board members are “independent” Non- Executive Directors and the Board has appointed one of the “independent” Non-Executive Directors as senior independent director, in accordance with the recommendations of the Combined Code.

GSK Annual Report 2009

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s
corporate governance practice

NYSE
Corporate Governance Standards
Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

2.	In order to tighten the definition of “independent director” for purposes of these standards:
(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or Officer of an organization that has a relationship with the company).
(b)	In addition, a director is not independent if:
(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive Officer, of the listed company.
(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
(iii)	(A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive Officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.
(v)	The director is a current employee, or an immediate family member is a current executive Officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.
(For the purposes of these standards “executive Officer” is defined to have the meaning specified for the term “Officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
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
The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are independent in accordance with the Combined Code.

GSK Annual Report 2009

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
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which requires that the Chairman of GlaxoSmithKline should hold meetings with the Non-Executive Directors without executives present. The Non-Executive Directors, led by the senior independent director, also meet without the Chairman present to appraise the Chairman’s performance.

Nominating/corporate governance committee
4.

(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
(b)	The nominating/corporate governance committee must have a written charter that addresses:
(i)	the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and
(ii)	an annual performance evaluation of the committee.
GlaxoSmithKline complies with the corresponding domestic requirements set out in the Combined Code, which require that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors.
GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the Company’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board. The Nominations Committee reviews the structure, size and composition of the Board and appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management.
The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary is also the Group’s Corporate Compliance Officer and oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board through the Chairman on all corporate governance matters. Domestic requirements do not mandate that GlaxoSmithKline establish a corporate governance committee.

Management resources and compensation committee
5.

(a)	Listed companies must have a compensation committee composed entirely of independent directors.
(b)	The compensation committee must have a written charter that addresses:
(i)	the committee’s purpose and responsibilities – which, at minimum, must be to have direct responsibility to:
(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation;
(B)	make recommendations to the board with respect to non-CEO executive Officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which requires that GlaxoSmithKline have a Remuneration Committee that is comprised entirely of “independent” Non-Executive Directors (which may include the Company Chairman).
GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the Company’s website. The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors).
The Combined Code provides that the Remuneration Committee:
(a)	should consult with the Chairman and/or CEO about their proposals relating to the remuneration of Executive Directors and should delegate responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments;

GSK Annual Report 2009

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s
corporate governance practice

NYSE
Corporate Governance Standards
Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

(C)	prepare the disclosure required by item 407(c) (5) of Regulation S-K under the Exchange Act;
(ii)	an annual performance evaluation of the compensation committee.
(b)	should recommend and monitor the level and structure of remuneration for senior management; and
(c)	should consider what compensation commitments (including pension contributions and all other elements) the directors’ terms of appointment would entail in the event of early termination.
(d)	shareholders should be invited specifically to approve all new long-term incentive schemes and significant changes to existing schemes.
At the annual general meeting on 20th May 2009 the shareholders of GlaxoSmithKline approved proposed changes to the remuneration arrangements of the senior executives following a review by the Remuneration Committee to align performance measures to strategy, reflecting the long-term nature of the pharmaceutical industry.

Audit & Risk committee
6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
GlaxoSmithKline complies with equivalent domestic requirements set out in the Combined Code, which require that GlaxoSmithKline have an Audit Committee that is comprised entirely of “independent” Non-Executive Directors. The Board of Directors approved and adopted new terms of reference and accepted proposals to change the name of the Committee to the Audit & Risk Committee with effect from 10th December 2009.
GlaxoSmithKline’s Audit & Risk Committee meets the requirements of the Sarbanes-Oxley Act of 2002 in that:
•	each member of the Audit & Risk Committee is deemed to be “independent” in accordance with the Securities Exchange Act of 1934, as amended, and applicable NYSE and UK requirements;
•	the Audit & Risk Committee, amongst other things, is responsible for recommending the appointment, compensation, maintenance of independence and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such accounting firm must report directly to the Audit & Risk Committee;
•	the Audit & Risk Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
•	the Audit & Risk Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and
•	GlaxoSmithKline must provide appropriate funding for the Audit & Risk Committee.
The Board has determined that Mr de Swaan has the appropriate qualifications and background to be an Audit Committee Financial Expert as defined in rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

GSK Annual Report 2009

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s
corporate governance practice

NYSE
Corporate Governance Standards
Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

7.

(a)	The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1) under the Exchange Act.
(b)	The audit committee must have a written charter that addresses:
(i)	the committee’s purpose – which, at minimum, must be to:
(A)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and
(B)	prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K under the Exchange Act;
(ii)	an annual performance evaluation of the audit committee; and
(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act as well as to:
(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;
(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
GlaxoSmithKline complies with the equivalent domestic requirements set out in the Combined Code, which require that the Audit Committee should be comprised of a minimum of three “independent” Non-Executive Directors.
GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the Combined Code. The terms of reference are available on the Company’s website. The Committee’s main responsibilities include reviewing the financial reporting process, the system of internal control and overseeing the identification and management of risks, the Company’s external and internal process for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports.
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

GSK Annual Report 2009

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
GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority, which mandate that the Company must seek shareholder approval for employee share schemes. Please see section 5(d) above.

Corporate governance guidelines
9.	Listed companies must adopt and disclose corporate governance guidelines.
GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority and the Combined Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the Combined Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of why it does not comply. In addition, for accounting periods beginning on or after 29th June 2008, issuers are required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with new UK Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority to implement the eighth Company Law Directive. GlaxoSmithKline complies with these requirements in its 2009 Annual Report.

GSK Annual Report 2009

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

Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.
GlaxoSmithKline fulfills this requirement by publishing this document.
GlaxoSmithKline fulfills this requirement by including this disclosure in its annual report on Form 20-F.

GSK Annual Report 2009

American Depositary Shares
Fees and charges payable by ADR holders
The Bank of New York Mellon serves as the depositary (the ‘Depositary’) for GlaxoSmithKline plc’s American Depositary Receipt (‘ADR’) programme. Pursuant to the deposit agreement between GSK, the Depositary and owners and holders of ADR (the ‘Deposit Agreement’), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of $0.05 or less per ADR (or portion thereof) for (i) the issuance, execution and delivery of ADRs or (ii) the withdrawal of shares underlying the ADRs. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (i) any tax, duty, governmental charge or fee or stock transfer or registration fee arising in connection with the foregoing transactions or otherwise, (ii) any expense resulting from the conversion of a foreign currency into U.S. dollars and (iii) the expense of certain communications made, at the request of the ADR holder, by cable, telex or facsimile. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADRs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion.
Direct and indirect payments by the Depositary
The Depositary reimburses GSK for certain expenses it incurs in connection with the ADR programme, subject to a ceiling agreed between GSK and the Depositary from time to time. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme.
The table below sets forth the amount of such payments received and claimed but not yet received in respect of the year ended 31st December 2009 as well as such payments received during 2009 in respect of the year ended 31st December 2008. GSK was also reimbursed £35,100 in 2009 for legal fees claimed with respect to 2007.

	Received in respect	Received in respect	Claimed in respect of 2009
Direct and indirect payments by the Depositary	of 2008	of 2009	but not yet received

Reimbursement of NYSE listing fees	–	$387,787	–
Reimbursement of legal fees claimed in US dollars	$162,284	–	$333,735
Reimbursement of legal fees claimed in Sterling	£30,661	£34,173	£9,782
Reimbursement of PCAOB fees	–	$161,700	–
Reimbursement of Annual Report production costs[1]	–	£10,000	£290,347
Reimbursement of Investor Relations expenses[2]	$232,118	$321,108	$108,078
Distribution of annual general meeting materials	–	$409,114	–
Tabulation of voting instructions cards	–	$40,202	–
Reimbursement of other programme-related expenditures claimed in US dollars	–	–	$16,050
Reimbursement of other programme-related expenditures claimed in Sterling	–	£22,500	£9,780

1	Annual report production costs include SEC filing fees.

2	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.
GSK Annual Report 2009

Item 19 Exhibits
Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Julian Heslop is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 3, 2006.

4.2	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty dated February 4, 2010.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to pages 166 to 168 of this Annual Report on Form 20-F.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Julian Heslop.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.
GSK Annual Report 2009

Cross reference to Form 20-F
This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	186-188
D	Risk factors	43-47

4	Information on the company
A	History and development of the company	10,40,145-151
B	Business overview
	Products	11-14
	Economy and market	27-30,48
	Manufacture and supply	14
	Marketing and distribution	14,35,154
	Intellectual property	11
	Competition	11,14
	Regulation	26
	Research and development	15-19
	Environment, health and safety	24,25
	Corporate responsibility and community investment	21-23
C	Organisational structure	166-168
D	Property, plant and equipment	36
	Note 6 – Segment information	107-110
	Note 17 – Property, plant and equipment	118-119

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
A	Operating results
	2009 and 2008	28-35
	2008 and 2007	48-53
B	Liquidity and capital resources	36-42
C	Research and development, patents and licenses, etc.	11-19
D	Trend information	28-35
E	Off-balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	38

6	Directors, senior management and employees
A	Directors and senior management	54-57
B	Compensation
	Remuneration Report	73-90
C	Board practices
	Corporate governance	58-72
D	Employees	20
	Note 10 – Employee costs	113
	Note 28 – Pensions and post-employment benefits	128-136
	Shareholder information	188
E	Share ownership
	Note 42 – Employee share schemes	161-165
	Share options	75,78-80
	Incentive plans	86,89
	Directors’ interests	85

Item		Page

7	Major shareholders and related party transactions
A	Major shareholders	62,63,177
B	Related party transactions
	Note 35 – Related party transactions	142

8	Financial information
A	Consolidated statements and other financial information
	Financial statements	See item 18
	Dividend policy	3
	Note 44 – Legal proceedings	169-176
B	Significant changes
	Note 40 – Post balance sheet events	151

9	The offer and listing
A	Offer and listing details
	Share price listing	193,194
C	Markets	194

10	Additional information
B	Memorandum and Articles of Association	198-200
C	Material contracts	n/a
D	Exchange controls	194
E	Taxation	196
H	Documents on display	194

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	40-42
	Note 41 – Financial instruments and related disclosures	152-161

12	Description of securities other than equity securities
D	American Depositary Shares	208

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	65-67,72

16	[Reserved]

16A	Audit Committee financial expert	68

16B	Code of ethics	69

16C	Principal accountant fees and services	112
	Note 9 – Operating profit

16D	Exemptions from the listing standard for audit committees	n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers
	Note 33 – Share capital and share premium account	140

16F	Change in registrant’s certifying accountant	n/a

16G	Corporate governance	201-207

17	Financial statements	n/a

18	Financial statements
	Report of Independent Registered Public Accounting Firm	93
	Consolidated income statement	94-95
	Consolidated statement of comprehensive income	94-95
	Consolidated balance sheet	96
	Consolidated statement of changes in equity	97
	Consolidated cash flow statement	98
	Notes to the financial statements	99-176

19	Exhibits	Footnote (i),209

Footnote (i) - see the company’s Form 20-F filing with the Securities and Exchange Commission

GSK Annual Report 2009

www.gsk.com

Head Office and Registered Office
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
United Kingdom
Tel: +44 (0)20 8047 5000

Registered number: 3888792

Printed in the UK. The paper used in the production of this document is made from 100% post consumer waste. The pulp is bleached using a totally chlorine free process.

gsk GlaxoSmithKline

Do more, feel better, live longer

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 1, 2010	By:	/s/ Julian Heslop
Julian Heslop
Chief Financial Officer