Form 20-F
period 2010-12-31
GLAXOSMITHKLINE PLC
filed 2011-03-04
CIK 1131399

As filed with the Securities and Exchange Commission on March 4, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-15170
GlaxoSmithKline plc
(Exact name of Registrant as specified in its charter)
England
(Jurisdiction of incorporation or organization)
980 Great West Road, Brentford, Middlesex TW8 9GS England
(Address of principal executive offices)
Victoria Whyte
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

Ordinary Shares of Par value 25 pence each	5,196,264,019

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
☐ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☑ No

GlaxoSmithKline

Do more, feel better, live longer

GROW
DELIVER
SIMPLIFY
Product Price
Volume
Ribena
Horlicks
lite

GlaxoSmithKline Annual Report 2010

Business review
This discusses our financial and non-financial activities, resources, development and performance during 2010 and outlines the factors, including the trends and the principal risks and uncertainties, which are likely to affect future development.
Governance and remuneration
This discusses our management structures and governance procedures. It also sets out the remuneration policies operated for our Directors and Corporate Executive Team members.
Financial statements
The financial statements provide a summary of the Group’s financial performance throughout 2010 and its position as at 31st December 2010. The consolidated financial statements are prepared in accordance with IFRS as adopted by the European Union and also IFRS as issued by the International Accounting Standards Board.
Shareholder information
This includes the full product development pipeline and discusses shareholder return in the form of dividends and share price movements.
Underlying sales growth excludes pandemic products, Avandia and Valtrex. See page 21.
CER% represents growth at constant exchange rates. Sterling % or £% represents growth at actual exchange rates. See page 21.
The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

GSK Annual Report 2010

We exist to improve the
quality of human life by
enabling people to do more,
feel better and live longer.
We work by respecting people, maintaining our focus on the patient and consumer whilst operating with both integrity and transparency.
We are looking to deliver shareholder value through growth of a diversified and global business, by delivering more products of value, simplifying our operating model and by running our business responsibly.
What follows is our report to shareholders for 2010.
Notice regarding limitations on Director Liability under English Law
Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 8 to 101. Under English law the Directors would be liable to the company, but not to any third party, if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Report of the Directors
Pages 8 to 101 inclusive comprise the Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.
Website
Notwithstanding the references we make in this Annual Report to GlaxoSmithKline’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.
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

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 53 to 57 of this Annual Report.
GSK Annual Report 2010

GSK at a glance

We are one of the world’s leading
research-based pharmaceutical and
healthcare companies. We are
committed to improving the quality
of human life by enabling people
to do more, feel better and live longer.
How we do it
GSK has focused its business on the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Where we do it
GSK is a global organisation with offices in over 100 countries and major research centres in the UK, USA, Belgium and China. Our shares are listed on the London and New York Stock Exchanges and our corporate head office is in Brentford, UK.
Our 2010 numbers

£28.4bn	32.1p
Turnover	Earnings per share

53.9p	65p
Earnings per share before major restructuring	Dividend per share
Group sales

Research & development		Consumer Healthcare

c.30	£3.96bn	20%	No.1
A peer-leading pipeline	In 2010, we spent £3.96bn	Growth of Horlicks	Sensodyne has been the
with around 30 late-stage	in R&D before major	in India in 2010.	world’s fastest growing
assets.	restructuring, or 14%		toothpaste brand over
	of our total sales.		the last 5 years.
We are one of the world’s
biggest investors in R&D and are
the biggest private sector funder
of R&D in the UK.

10	14%	c.1bn	2
10 new compounds and	We are committed to	Units of Lucozade, Ribena	New Consumer Healthcare
vaccines starting phase III	improving returns in R&D,	and Horlicks manufactured	Research and Innovation
clinical trials since the start	aiming to increase our	in the UK every year.	centres opened in China
of 2010.	estimated return		and India.
on investment in
this area to 14%.

Vaccines		Emerging markets

1.4bn		24%
Doses of our vaccines		Of total GSK turnover from
supplied to 179 countries		emerging markets, by the broader
around the world in 2010.		definition (Pharmaceutical and
Consumer Healthcare turnover
in all markets excluding USA,
Western Europe, Canada, Japan,
Australia and New Zealand).
GSK Annual Report 2010

03

96,500	5%	3
Employees.	Share of world	Leading presence in
	pharmaceutical market.	Consumer Healthcare
	(Source: IMS Health)	global categories: OTC,
Oral Care, Nutritionals.

GSK’s business model

A balanced, synergistic business, with multiple growth drivers supporting a core pharmaceutical R&D operation.
Responsible business

Malaria vaccine
Potentially the first malaria vaccine with phase III trials ongoing in 7 African countries.
300 million
Commitment to supply 300m doses of Synflorix at a reduced price to developing countries over the next decade through the AMC financing mechanism.
5-year commitment
To treat school age children in Africa at risk of intestinal worms.
Leader
GSK ranked first in both Access to Medicine Indexes in 2008 and 2010.
2050
Target date for value chain, from raw materials to product disposal, to be carbon neutral.

GSK Annual Report 2010

Chairman & CEO summary

Dear Shareholder
Over the last two and a half years we have been implementing a strategy to transform our business model to address the significant challenges our industry faces as payers search for ever more cost-effective healthcare, and demand escalates for new and better medicines. This is being done with the direct aim of enhancing returns to our shareholders and improving the lives of patients and consumers.
To achieve this we have substantially re-engineered GSK’s business through major restructuring and a more rigorous approach to capital allocation. The effects of these changes in 2010 were masked to some degree by specific events. Reported sales, for example, were impacted by generic competition to Valtrex, and reduced sales from Avandia and pandemic related products. Meanwhile earnings were impacted by the significant charge we took to help resolve long-standing legal matters. This belies the good progress we have made to execute our strategy and which is evident in diversified underlying sales growth and the increasing potential of our pipeline. We believe GSK is becoming a more balanced, synergistic business with a lower risk profile and the option for significant potential upside from the pipeline.
GSK is also a business built on strong values and a deep commitment to operating with integrity. In 2010 we have taken further steps to make our company more responsive, more flexible and more open to society’s expectations.
Increasing returns to shareholders
In 2010 we were able to fund returns to shareholders, bolt-on acquisitions and the significant increase in legal settlements whilst reducing net debt by £0.6 billion.
Adjusted 2010 net cash inflow before legal matters was £8.8 billion, up 9%. Cash outflow for legal settlements was £2 billion.
GSK remains financially very strong. We increased our dividend by 7% to 65p in 2010 and our priority is to deliver further growth in the dividend. Since 2005, dividends have increased each year with average growth of 8% over the five-year period. We have also started a new long-term share buy-back programme to enhance returns to shareholders, with buy-backs of £1-2 billion expected in 2011.

Chairman & CEO summary

Continuing focus on return on investment
Our drive for change, and to improve returns on investment through restructuring and effective capital allocation, continued to make progress during the year.
Reinvestment of costs saved through our restructuring programme has enabled us to diversify and strengthen GSK’s sales base. To date, £1.7 billion of cost has been extracted from the business and we are on track to deliver £2.2 billion of annual savings by 2012.
We have taken cost out from lower returning activities and reinvested it in key growth areas such as Emerging Markets, Vaccines and Consumer Healthcare. 2010 reported sales for these businesses were up 22%, 15% and 5% respectively.
This is helping to reduce GSK’s dependency on sales of products generated in ‘white pills/western markets’.† Sales from these markets and products have decreased from 40% in 2007, to 25% in 2010. Over time, this should help to reduce the adverse impact of patent expirations on the Group.
Delivering diversified underlying sales growth
In 2010, reported sales fell 1%, impacted by the continued effect of generic competition to Valtrex, the rapid loss of sales of Avandia following regulatory decisions in the Autumn and a difficult comparison with the prior year which included significant sales of pandemic products.
However, underlying sales growth (sales excluding these 3 factors) was up 4.5%. This growth was achieved despite the ongoing impacts of US healthcare reform and EU government austerity measures and is testament to the strength of the rest of our portfolio.
In 2011, we expect underlying sales momentum to continue and translate into sustainable reported growth in 2012.
Increasing pipeline potential
Reforming R&D to improve returns on investment has been a key element of the strategy we are implementing. We saw further evidence that this strategy is making progress during 2010.
GSK now has a peer-leading portfolio of around 30 opportunities in phase III and registration. This portfolio is diverse with 5 biopharmaceuticals and 5 vaccines in addition to NCEs. It is also highly innovative with more than 20 assets not currently available for any indication. One such asset – Benlysta – is potentially the first new treatment for lupus in 50 years and is currently being considered for approval by regulators in the USA and Europe.
Importantly, we are delivering sustained progress, with 10 NCEs and new vaccines entering phase III since the start of 2010. By the end of 2012, we expect phase III data on around 15 assets, including potential new treatments for type 1 and 2 diabetes, several rare diseases and multiple cancer types.
We have made fundamental changes to how we allocate our R&D expenditure, directing it to our late stage pipeline; reducing cost and risk through externalising parts of early-stage discovery; dismantling infrastructure; and terminating development in areas with low financial and scientific return. Our target remains to deliver a rate of return for GSK’s R&D of around 14%. We are the only pharmaceutical company to have explicitly set such a challenging target.
Operating a values-based business with integrity
Continuing to run our business in a responsible way is also central to the changes we have made at GSK.
In 2010, we continued progress in our significant commitment to work on neglected tropical diseases. Our candidate malaria vaccine is progressing through phase III trials in Africa. If all goes well, this will be the first ever vaccine against malaria, with the potential to save the lives of millions of children and infants in Africa. We also announced that we will donate enough of our albendazole medicine to protect all school-aged children in Africa against intestinal worms. Intestinal worms cause more ill health in school-aged children than any other infection, so this will have a major positive health impact.
Improving the environmental sustainability of our business is also a priority and we have launched a new set of ambitious targets. Our goal is to reduce the environmental impact of our whole value chain, from raw materials to product disposal, and to be carbon neutral by 2050.
We are continuing to work towards resolving a number of long-standing legal matters. There is no doubt that the scale of legal provisioning that has been required is significant. However, we continue to believe that it is in the Group’s best interests to resolve this inherent unpredictability and reduce GSK’s overall litigation exposure. These legal cases underline just how important it is for us to be led by our values in everything we do.
Changes to the Board
In September we announced that Julian Heslop will retire as CFO at the end of March and be replaced by Simon Dingemans, who joined the company as CFO-designate in January 2011.
We would like to thank Julian for his dedicated service to GSK as CFO and a member of the Board over the last six years – his integrity, diligence and outstanding technical ability have ensured that GSK has remained financially strong during a period of significant economic turmoil. Simon’s appointment as CFO will bring valuable new experience and capability to support us in implementing our strategy.
Conclusion
There is no doubt that our operating environment remains challenging and that the pharmaceutical industry is undergoing a period of intense change. However we believe that GSK is well placed to succeed in this environment.
Our journey to create a more balanced, synergistic business with increasing pipeline potential is progressing well and in accomplishing this we would like to recognise the significant contribution of our employees and our many partners. We remain confident that we can generate increased value for shareholders as well as deliver better outcomes to patients and consumers.

Sir Christopher Gent	Andrew Witty
Chairman	Chief Executive Officer

†	See page 21.

GSK Annual Report 2010

GROW
DELIVER
SIMPLIFY
Ribena
lite
Horlicks
Product Price
Volume

06
Discover the world of GSK

GSK Annual Report 2010

Our strategy

Since 2008, we have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long-term financial performance:
Grow a diversified global business

We are diversifying our business to create a more balanced product portfolio and move away from a reliance on traditional ‘white pills/western markets’*. Sales generated from these markets and products have decreased from 40% in 2007, to 25% in 2010. Over time this should help to reduce the adverse impact of patent expirations on the Group.
We expect to generate future sales growth by strengthening our core pharmaceuticals business and supplementing it with increased investment in growth areas such as Emerging Markets, vaccines, Japan, dermatology and Consumer Healthcare. Sales in Emerging Markets were up 22%, vaccines up 15%, Japan up 14%, dermatology up 6% (on a pro-forma basis excluding 2010 acquisitions) and Consumer Healthcare up 5% for 2010.
Deliver more products of value

With the aim of sustaining an industry-leading pipeline of products that deliver value for healthcare providers, we have been focusing on improving rates of return and delivering the best science in our R&D organisation. This has required a multi-faceted approach. For example we have increased the level of externalisation of our research, taken difficult decisions around pipeline progressions and focused on disease areas where we believe the prospects for successful registration and launch of differentiated medicines are greater.
We have one of the largest and most diverse development pipelines in the industry with approximately 30 late-stage assets. The vast majority of these programmes address unmet medical need and importantly nearly two-thirds are new chemical entities or new vaccines.
Simplifying the operating model

As our business continues to change shape, it is essential that we transform the operating model to reduce complexities, improve efficiencies and reduce cost. Through our global restructuring programme, we have removed £1.7 billion of cost since 2008 and are on track to deliver our target of £2.2 billion of annual savings by 2012. These savings have been extracted from our developed country sales and marketing, support functions, R&D and manufacturing infrastructure and reinvested in higher returning activities such as Emerging Markets, vaccines and Consumer Healthcare.
Outlook

Whilst our operating environment remains challenging, we have made significant progress through restructuring and a rigorous returns-based approach to capital allocation. We expect underlying sales momentum (sales excluding Valtrex, Avandia and pandemic related products) to continue in 2011 and to translate into reported growth in 2012 at constant exchange rates, despite further anticipated pricing reductions in the USA and Europe.
The US patent for compositions containing the combination of active substances in Seretide/ Advair expired during 2010, but various patents over the Diskus delivery device exist in the USA for a number of years up to 2016. The outlook for the timing and impact of entry of ‘follow-on’ competition is uncertain. GSK has not been notified of any acceptance by the US FDA of an application for a ‘follow-on’ product that refers to Seretide/Advair and contains the same active ingredients (as would be expected to precede the introduction of such a product), and is not able to predict when this may occur or when any such ‘follow-on’ product may enter the US market. Other products may experience generic competition in advance of the stated patent expiry as a result of settlement of patent proceedings. See Note 44, ‘Legal proceedings’, pages 178 to 185.
GSK has a peer-leading development pipeline, with over 20 assets not currently on the market for any indication. By the end of 2012, we expect Phase III data on around 15 additional assets.
With improvements in our net debt position, we are increasing returns to shareholders. We increased GSK’s dividend in 2010 and our priority is to deliver further growth in the dividend. We also have commenced a new long-term share buy-back programme.
We remain confident that we can generate increased value for shareholders as well as deliver better outcomes to patients and consumers.

*	See page 21.
Our plans

•	Drive growth in the pharmaceutical business in our core markets

•	Fulfil the potential of Emerging Markets

•	Expand our business in Japan

•	Build our leadership in dermatology

•	Grow the Vaccines and Consumer Healthcare businesses
Our plans

•	Focus on the best science

•	Diversify through externalisation

•	Re-personalise R&D

•	Focus on return on investment
Our plans

•	Evolve our commercial model

•	Re-shape manufacturing

•	Streamline our processes

•	Reduce working capital

GSK Annual Report 2010

2010 performance overview

Our strategies	Our measures	Our progress in 2010

We have focused the business around the delivery of three strategic priorities.	We use a number of measures to track our progress against the strategic priorities over the medium to long term. These include the following:	We made good progress during the year, with a number of notable successes:

Grow a diversified global business Broadening and balancing our portfolio and moving away from a reliance on ‘white pills/western markets’.†	• Performance of core Pharmaceuticals and vaccines businesses	• Excluding pandemic products, Avandia and Valtrex, underlying pharmaceutical (including vaccines) sales* were £21.1 billion and grew 4% in the year.

	• Diversification of sales	• Sales from ‘white pills/western markets’† fell from 40% of turnover in 2007 to 25% in 2010

	• Contribution of Emerging Markets to our overall sales and growth	• Sales in our Emerging Markets pharmaceutical business grew by 22% to more than £3.6 billion and now represent 15% of pharmaceutical turnover.

	• Growth of Consumer Healthcare business	• Sales in our Consumer Healthcare business grew by 5% to £5.0 billion and now represent 17.6% of Group turnover.

	• Build our leadership position in dermatology	• Dermatology sales grew on a pro-forma basis (excluding 2010 acquisitions) by approximately 6% to nearly £1.1 billion, representing nearly 4% of Group turnover.

	• Expansion of Japanese business	• Sales in GSK Japan grew 14% to nearly £2.0 billion.
• We received approvals for four new compounds.

	• Build biopharmaceutical portfolio	• Arzerra recorded sales of £26 million on its first full year on the US market and was launched in Europe. Benlysta filed for approval in both the USA and Europe.

Deliver more products of value Transforming R&D to ensure we not only deliver the current pipeline but are also able to sustain the flow of products for years to come.	• Contribution to sales of new products	• New products launched since 2007 (excluding flu pandemic vaccines) grew 36% and contributed 7% of pharmaceutical sales in 2010.

	• Number of reimbursable product approvals and filings	• We received six product approvals in the USA and EU since the start of 2010
• Seven assets are currently filed with regulators.

	• Sustaining late-stage pipeline	• We maintained around 30 assets in phase III and registration, with ten new chemical entities and new vaccines entering phase III since the start of 2010.

	• Enhanced R&D productivity and increased externalisation for Drug Discovery	• Our objective is to increase our estimated rate of return for R&D from around 11% to 14%.
• During 2010 we signed eight new collaborations to increase the external nature of our discovery, giving 54 external discovery engines to complement our 38 Discovery Performance Units.

Simplifying the operating model Simplifying our operating model to ensure that it is fit for purpose and able to support our business in the most cost efficient way.	• Delivery of major restructuring programme	• We have achieved annual cost savings of £1.7 billion and remain on track to reach £2.2 billion of annualised savings by 2012.

	• Reduce working capital.	• Working capital reduced by £1.3 billion in 2010 (including £600 million of cash from lower pandemic receivables).

*	The calculation of underlying sales growth is described on page 21.

†	See page 21.

2010 performance overview
Key performance indicators

‡	This index includes Abbott Labs, Amgen, AstraZeneca, Bristol Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings and Sanofi-Aventis.

o	Reflects £4bn legal charge.

#	The calculation of CER growth is described on page 21.

*	The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

+	The calculation of free cash flow is described on page 44.

In 2010, reported sales were down 1% but underlying sales growth (sales excluding pandemic products, Avandia and Valtrex) was 4.5%.

Earnings per share in 2010 was adversely impacted by legal costs of £4,001 million (2009 – £591 million). Excluding legal costs, EPS before major restructuring was 120.7 pence, 11% down on 2009.

The reduced level of free cash flow in 2010 reflected the higher legal settlements in the year. Free cash flow before legal settlements was £6,533 million (2009 – £5,508 million).

GSK Annual Report 2010

Research and development

Research and development – Pharmaceuticals
GSK R&D has built one of the strongest, broadest pipelines of potential new medicines in the industry. We believe the pipeline has the potential to deliver value to patients and payers and improve rates of financial return on our R&D investment. Appropriately progressing our pipeline products safely and efficiently to deliver innovative new medicines for patients is the primary goal of our R&D function.
The development of new products typically is a long, expensive and uncertain process, and it is not possible to predict which compounds in development will succeed or fail. The risks inherent in the R&D process are described more fully in the ‘Risk factors’ section, under ‘Risk that R&D will not deliver commercially successful new products’.
GSK allocates its R&D investment with reference to the potential returns available from its target therapeutic markets and the technical and commercial risks associated with products in the pipeline. Those factors are reviewed at each phase of the development process and are central in the decision to proceed to the next stage. Costs incurred at each stage are carefully managed to maximise the likely future return consistent with the Group’s overall objective of increasing its IRR from its R&D activities from its current level, estimated in 2009 to be around 11%, to 14%. The returns generated are, however, primarily determined by the eventual commercial impact of new products as they achieve regulatory approval and are launched.
This projected rate of return includes products launched from 1st January 2007 and compounds in phases IIb and III of the development process. The calculation is based on actual sales from 2007 to 2009 and forecast sales for the relevant products up to 2030, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate. Estimated profit margins, capital investment and working capital requirements are factored into the calculation, based on our historical performance.
Details of the full product development pipeline, made up of both pharmaceutical and vaccine assets, are set out on pages 197 to 200 and the performance of marketed products is discussed in detail under ‘Financial review 2010’ on pages 34 to 40.
Discovering potential medicines
Our early stage R&D (drug discovery) seeks to identify the biological targets involved with the development of diseases, and then to create small molecules or biopharmaceuticals that interact with these disease targets. The wealth of scientific discoveries in recent years has made it essential that we are highly selective in where we invest our drug discovery resources; focusing resources on those areas most likely to deliver significant medical advances and returns on investment.
We conducted a re-evaluation of the advances and discoveries in global biomedical science. This led us to exit areas of research we judged unlikely to provide sufficient scientific and therefore financial returns. We have also tried to create an entrepreneurial environment in drug discovery pursuing the best scientific opportunities whether internal or external. We created Discovery Performance Units (DPUs), which are groups of between 5-70 scientists, with each group focusing on one particular disease or pathway and responsible for driving discovery and development of potential new medicines through to early stage clinical trials (up to the completion of Phase IIa). There are now nearly 40 DPUs.
Each DPU develops a business plan with specific deliverables and investment covering multiple years. The plans also include areas of opportunity for collaborations with external organisations that could enhance a DPU’s deliverables and return. These can include collaborations with large and small companies and academia. Our internal R&D expertise gives us a strong basis in identifying and forming these collaborations, which in drug discovery are typically in-licensing or option-based collaborations.
The Discovery Investment Board (DIB) reviews the business plans of each DPU. The DIB is responsible for revising the plans, identifying areas for improvement and monitoring DPU delivery against agreed targets and investment. Membership of the DIB comprises senior R&D and commercial management and external individuals with relevant expertise including life science investment experience and understanding of payer perspectives. It is chaired by the SVP of Medicines Discovery and Development.
No individual DPU has annual expenditure of more than 10% of the total annual R&D expenditure.
Delivering these medicines to patients
A compound that advances into late-stage development (typically after Phase lla) will undergo much larger scale studies in humans to investigate its efficacy and safety further. At the same time, we work at optimising both the compound’s physical properties and its formulation so that it can be produced and delivered efficiently and in sufficient quantities through the manufacturing process. We then convert the results of these activities into a regulatory file for submission to regulatory agencies.
Medicines Development Teams (MDTs) are small units of six to ten people who have responsibility for a compound through the later stages of development to filing with the regulatory agencies. There are around 30 assets in late-stage development, comprising more than 50 individual projects.
GSK also actively seeks out opportunities to add products to its late-stage portfolio through relationships with other companies. For late-stage assets, these typically take the form of in-licensing or co-promotion arrangements and are most likely to be aligned to existing areas of therapy expertise or investment.
The Product Management Board (PMB), assesses the technical, commercial and investment case for each project to progress in development. The PMB is co-chaired by the Chairman, R&D and the President, North America Pharmaceuticals, and includes the heads of each pharmaceutical region and global manufacturing.
Projects are reviewed by the PMB at certain key decision points: ‘Commit to Medicine Development’, ‘Commit to Phase III’ and ‘Commit to File and Launch’. Funding is generally allocated up to the next key decision point, typically between two and four years ahead. The PMB also carries out an annual late-stage funding review, where investment in all projects is reviewed, adjusted if necessary and prioritised.
No individual late-stage project has incurred annual expenditure of more than 10% of the total annual R&D expenditure.
Governance
R&D decisions are overseen by a number of boards. The oversight of strategic issues and overall budget management across R&D is owned by the R&D Executive team (RADEX). DIB and PMB control investment decisions in early and late stage R&D as described above.
The Scientific Advisory Board (SAB) is chaired by the SVP Medicines Discovery and Development and includes a number of external scientific experts. The SAB reviews and challenges the science underlying development programmes and provides advice on related issues to the PMB at the key investment points.

GSK Annual Report 2010

Research and development

GSK’s Chief Medical Officer, as Chair of the Global Safety Board, is ultimately accountable for oversight of all major decisions regarding patient safety. The Global Safety Board is responsible internally for approving pivotal studies and investigating any issues related to patient safety arising during the development programme and post-launch. Information from GSK clinical trials is widely and easily available.
Diseases of the developing world
Continued investment in research into diseases of the developing world is essential if there is to be a long-term improvement in the health of people who live in these regions. As part of our response to this challenge, we operate a drug discovery unit based at Tres Cantos (Spain), which focuses on malaria and tuberculosis. We are adapting our business model to pursue an open innovation strategy for R&D for diseases of the developing world. Elements of this new approach include: being more open with our intellectual property; being more open with our resources; and being more open with our data and compounds. Additional R&D sites in the USA and the UK are focused on the development of new medicines to treat HIV/AIDS and drug resistant bacteria, while vaccine research is conducted in Rixensart (Belgium).
Through these R&D efforts, we are addressing the prevention and treatment of all three of the World Health Organization’s (WHO) priority infectious diseases.
Vaccines R&D
We are active in the fields of vaccine research, development and production and have a portfolio of over 30 vaccines approved for marketing. We have over 1,600 scientists devoted to discovering innovative vaccines that contribute to the health and well-being of people of all generations around the world. The discovery and development of a new vaccine is a complex process requiring long-term investment and, with more than 20 vaccines in development, we have one of the strongest vaccine pipelines in the industry. Traditionally vaccines have been used to ward off illness; our vaccine division is working now to develop immunotherapeutics aimed at educating the patient’s immune system to identify and attack cancer cells in a highly specific manner.
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
Once formulated, the candidate vaccine is evaluated from a safety and efficacy perspective through the different phases of preclinical testing, then through the clinical trials involving healthy individuals. These will range from safety analysis in a small group of volunteers in phase I, dose adjustment and proof of concept in phase II, to large-scale safety and efficacy analysis in phase III. The results obtained during clinical trials and data regarding the development of a quality and large-scale production process and facilities are then combined into a regulatory file which is submitted to the authorities in the countries where the vaccine will be made available.
The Biologicals Scientific Committee (BSC) defines the overall R&D and new product licensing strategy for our vaccines business. It is chaired by the Biologicals President and includes heads of our vaccines R&D, disease areas, clinical, epidemiology, business development and other departments as members. The BSC assesses high potential vaccine in-licensing opportunities, decides on exploratory projects and in-licensing opportunities and also endorses target product profiles before the start of early vaccine projects. In addition the BSC aligns R&D, clinical and commercial plans for early projects and is responsible for prioritising exploratory, research and early vaccine projects.
The Development Review Committee (DRC) oversees the late development vaccine portfolio including strategy, project prioritisation and resource allocation. The DRC is chaired by the head of Global Vaccine Development and its membership includes the heads of clinical research, global industrial operations, global commercial centre of excellence, R&D, industrialisation and medical.
After launch, post marketing studies are set up to assess vaccination programmes and to monitor vaccine safety.
In 2010 two distinct R&D groups were formed for vaccines to provide specific focus for prophylactics and for our Antigen Specific Cancer Immunotherapeutic (ASCI) portfolio. A new Global Vaccine Development organisation was created pulling together our clinical and late development R&D organisations. It has allowed us to give a clear focus to projects through Vaccine Development Leaders who have overall responsibility for the development of a particular project.
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
The vast majority of the experimental methods do not use animals. We are actively engaged in research to develop and validate more tests that either avoid the use of animals or reduce the numbers needed. When animals are used, all due measures are taken to prevent or minimise pain and distress.
We understand that use of animals for research purposes commands a high level of public interest. Our statement on ‘The care and ethical use of animals in research’, our views on use of non-human primates and details of our voluntary decision not to use great apes (chimpanzees), together with further information and reports, are available.
Research and development – Consumer Healthcare
The continuous creation and development of innovative products keeps our brands relevant, vibrant and valuable. Our portfolio spans three major categories: OTC medicines, Oral healthcare and Nutritional healthcare. For our major brands, dedicated R&D teams, including regulatory, partner with and work alongside their commercial brand team colleagues in office-free hub environments that foster collaboration and fast decision-making. Hubs have quickly become a preferred way of working at our Innovation Centres in Weybridge, UK, and Parsippany, USA, and we have expanded this model to China and India.
We have a full and diverse product development pipeline. Our key late stage projects include novel technologies, new combinations and superior formulations.

GSK Annual Report 2010

Pipeline summary
We have a full and diverse product development pipeline. All our projects comprising new chemical entities, biological entities or vaccines, new combinations and new indications for existing compounds that are in Phase III, have been filed for approval or have been recently approved are highlighted here. The most advanced status is shown and includes 2010 and 2011 approvals in the USA and EU.

10	6	5
assets moved into	approvals in USA	assets terminated
Phase III	or EU	from Phase III development

IPX066†, for Parkinson’s disease

1120212†, a MEK
inhibitor, for metastatic
melanoma

2118436, a BRaf inhibitor,
for metastatic melanoma

573719 + vilanterol†,
a combination drug
for COPD

1605786†, for
Crohn’s disease

Zoster vaccine, for the
prevention of shingles

2402968†, for Duchenne
muscular dystrophy

migalastat HCI†, for
Fabry disease

1349572†, an integrase
inhibitor, for HIV and as
a fixed dose combination
with Epzicom/Kivexa

2696273†, for adenosine
deaminase severe
combined immune
deficiency
Tyverb/Tykerb, for
first line therapy for
hormone receptor positive
breast cancer (USA/EU)

Arzerra, for refractory
chronic lymphocytic leukaemia (EU)

Revolade/Promacta,
for idiopathic
thrombocytopaenic
purpura (EU)

Duodart/Jalyn, a fixed
dose combination drug
for benign prostatic
hyperplasia (USA/EU)

Votrient, for renal
cell cancer (EU)

Prolia, for post-
menopausal osteoporosis
	(EU)	Avandamet XR, for type 2 diabetes Avandia + statin, for type 2 diabetes almorexant, for primary insomnia New generation flu, for influenza prophylaxis Simplirix, for genital herpes prophylaxis.
† In-licence or other alliance relationship with a third party
Key:
Phase III
Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.
Filed
Following successful Phase III trials, we file the product for approval by the regulatory authorities.
Approval
Only when approval is granted can we begin to market the medicine or vaccine.
Our full pipeline is on pages 197 to 200.

GSK Annual Report 2010

Pipeline summary

Therapeutic area	Compound	Indication	Phase III	Filed	Approved

Biopharmaceuticals	albiglutide†	type 2 diabetes	●

	Arzerra†	chronic lymphocytic leukaemia, first line therapy and use in relapsed patients	●

	Arzerra†	diffuse large B cell lymphoma (relapsed patients)	●

	Arzerra†	follicular lymphoma (refractory & relapsed patients)	●

	otelixizumab†	type 1 diabetes	●

	Benlysta†	systemic lupus erythematosus		●

	denosumab†	bone metastatic disease		●

	Arzerra†	chronic lymphocytic leukaemia (refractory patients)			●

	Prolia†	hormone ablative/chemotherapy bone loss in prostate cancer patients			●

	Prolia†	postmenopausal osteoporosis			●

Cardiovascular & metabolic	darapladib†	atherosclerosis	●

Infectious diseases	Relenza†	treatment of influenza	●

Neurosciences	IPX066†	Parkinson’s disease	●

	Horizant†	restless legs syndrome		●

	Trobalt/Potiga (retigabine/ezogabine)†	epilepsy – partial seizures		●

Oncology	1120212†	metastatic melanoma	●

	2118436	metastatic melanoma	●

	Votrient	ovarian cancer, maintenance therapy	●

	Revolade/Promacta†	chronic liver disease induced thrombocytopaenia	●

	Revolade/Promacta†	hepatitis C induced thrombocytopaenia	●

	Tyverb/Tykerb	breast cancer, adjuvant therapy	●

	Tyverb/Tykerb	gastric cancer	●

	Tyverb/Tykerb	head & neck squamous cell carcinoma (resectable disease)	●

	Votrient	renal cell cancer, adjuvant therapy	●

	Votrient	sarcoma	●

	Votrient + Tyverb/Tykerb	inflammatory breast cancer	●

	Avodart	reduction in the risk of prostate cancer		●

	Duodart/Jalyn	benign prostatic hyperplasia -fixed dose combination			●

	Revolade/Promacta†	idiopathic thrombocytopaenic purpura			●

	Tyverb/Tykerb	breast cancer, first line therapy			●

	Votrient	renal cell cancer			●

Respiratory &	573719	COPD	●

immuno-inflammation	573719 + vilanterol†	COPD	●

	vilanterol (642444)†	COPD	●

	1605786 (CCX282)†	Crohn’s disease	●

	Relovair (vilanterol† + 685698)	asthma	●

	Relovair (vilanterol + 685698)	COPD	●

Paediatric vaccines	Mosquirix	malaria prophylaxis (plasmodium falciparum)	●

	Nimenrix (MenACWY-TT)	neisseria meningitis groups A, C, W & Y disease prophylaxis		●

	MenHibrix (Hib-MenCY-TT)	neisseria meningitis groups C & Y & haemophilus influenzae type b disease prophylaxis		●

Other vaccines	Flu vaccine	seasonal influenza prophylaxis	●

	Zoster	herpes zoster prevention	●

	Flu (pre-) pandemic	pre-pandemic & pandemic influenza prophylaxis		●

	Pumarix	pandemic influenza prophylaxis		●

Antigen Specific Cancer	MAGE-A3	treatment of melanoma	●

Immunotherapeutic (ASCI)	MAGE-A3	treatment of non-small cell lung cancer	●

Rare diseases	2402968†	Duchenne muscular dystrophy	●

	2696273†	adenosine deaminase severe combined immune deficiency	●

	migalastat HCI†	Fabry disease	●

Dermatology	tazarotene foam	acne vulgaris	●

	Duac low dose	acne vulgaris		●

	calcipotriene	mild to moderate plaque psoriasis			●

	itraconazole tablets	onychomycosis			●

	Veltin	acne vulgaris			●

HIV	1349572†	HIV infections	●

	1349572† + abacavir sulphate + lamivudine	HIV infections	●

†  In-licence or other alliance relationship with a third party
GSK Annual Report 2010

Products, competition and intellectual property

Pharmaceutical products
Our principal pharmaceutical products are currently directed to nine main therapeutic areas. A description of the products is on pages 15 to 16 and an analysis of sales by therapeutic area, is on page 35.
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
We believe that remaining competitive is dependent upon the discovery and development of new products that deliver value to healthcare providers and improved outcomes for patients, together with effective marketing of existing products.
Within the pharmaceutical industry, the introduction of new products and processes by our competitors may affect pricing or result in changing patterns of product use. There is no assurance that products will not become outmoded, notwithstanding patent or trademark protection. In addition, increased government and other pressures for physicians and patients to use generic pharmaceuticals, rather than brand-name medicines, may increase competition for products.
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
The life of a patent in most countries is 20 years from the filing date. However the long development time for pharmaceutical products may result in a substantial amount of this patent life being used up before launch. In some markets (including the USA and Europe) it is possible to have some of this lost time restored and this leads to variations in the amount of patent life actually available for each product we market. Further, certain countries provide a period of data or market exclusivity that prevents a third party company from relying on our clinical trial data to enter the market with its copy for the period of exclusivity.
The patent expiry dates for our significant products are in the following table. Dates provided are for expiry of patents in the USA and major European markets on the active ingredient, unless otherwise indicated, and include extensions of patent term, including for paediatric use in the USA, where available. The patents on vaccines relate to vaccine compositions.

GSK Annual Report 2010

Products, competition and intellectual property
Pharmaceutical products

				USA	EU
Products	Compounds	Indication(s)	Major	Patent expiry dates
			competitor brands	USA	EU
Respiratory
Veramyst	fluticasone furoate	rhinitis	Nasacort	2021	2023

Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	expired (compound) 2011-2016 (Diskus device) 2013-2025 (HFA-device/ formulation)	expired (compound) expired (Diskus device) 2012-2017 (HFA-device/ formulation)

Seretide/Advair*	salmeterol xinafoat/ fluticasone propionate	asthma/COPD	Singulair, Symbicort, Spiriva, Asmanex, Pulmicort, Foster	expired (combination) 2011-2016 (Diskus device) 2013-2025 (HFA-device/ formulation)	2013[1] (combination) expired (Diskus device) 2012-2017 (HFA-device/ formulation)

Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva	expired (compound) 2011-2016 (Diskus device) NA	expired (compound) expired (Diskus device) 2012-2019 (HFA-device/ formulation)

Anti-virals
Relenza	zanamivir	influenza	Tamiflu	2013	2014

Valtrex	valaciclovir	genital herpes, coldsores, shingles	Famvir	expired	expired

Zeffix/Epivir-HBV	lamivudine	chronic hepatitis B	Hepsera	2013 (use)	2012 (use)

Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired

Imigran/lmitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired

Requip	ropinirole	Parkinson’s disease, restless legs syndrome	Mirapex	expired	expired

Requip XL	ropinirole	Parkinson’s disease	Mirapex	2012† (formulation)	2011 (use)

Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Effexor, Cymbalta, Lexapro	expired	expired

Treximet	sumatriptan and naproxen	migraine	Zomig, Maxalt, Relpax	2017[1] (combination and use)	NA

Wellbutrin SR	bupropion	depression	Effexor, Cymbalta, Lexapro	expired	expired

Cardiovascular and urogenital
Arixtra	fondaparinux	deep vein thrombosis, pulmonary embolism	Lovenox, Fragmin Innohep	expired	expired

Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	2015[1]	2017

Coreg CR	carvedilol phosphate	mild-to-severe heart failure, hypertension, left ventricular dysfunction post MI	Toprol XL	2016† (formulation)	NA

Fraxiparine	nadroparin	deep vein thrombosis, pulmonary embolism	Lovenox, Fragmin Innohep	expired	expired

Lovaza	omega-3 acid ethyl esters	very high triglycerides	Tricor	2017[1] (formulation)	NA

*	See Outlook on page 7 for details of uncertainty on the timing of follow-on competition.

†	Generic competition possible in 2011.
GSK Annual Report 2010

Products, competition and intellectual property
Pharmaceutical products

				USA	EU
Products	Compounds	Indication(s)	Major	Patent expiry dates
			competitor brands	USA	EU

Anti-bacterials
Augmentin	amoxicillin/clavulanate	common bacterial potassium infections	generic products	expired	expired

Oncology
Arzerra	ofatumumab	refractory chronic lymphocytic leukaemia	MabThera/Rituxan	pending	pending

Hycamtin	topotecan	ovarian cancer, small cell lung cancer, cervical cancer	Doxil, Gemzar	expired	2011

Promacta/Revolade	eltrombopag	idiopathic thrombocytopenic purpura	Nplate	2021	2021

Tykerb/Tyverb	lapatanib	advanced and metastatic breast cancer in HER2 positive patients	Herceptin	2020	2023

Votrient	pazopanib	metastatic renal cell carcinoma	Sutent, Nexavar, Afinitor	2021	2021

Vaccines
Boostrix	diphtheria, tetanus, acellular pertussis	booster vaccination	Adacel	2017	2017

Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B (HepB), inactivated antigens	diphtheria, tetanus, pertussis, polio, hepatitis B (HepB),	Pentacel, Pediacel, Pentaxim, Pentavac	2017	2014

Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 & 18	Gardasil (Silgard)	2020	2020

Fluarix	split inactivated influenza virus subtypes A and type B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad	2022	2022

FluLaval	split inactivated influenza virus subtypes A and type B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad	none	none

Pandemrix	derived split inactivated influenza virus antigen, A503 adjuvant	A(H1N1)v2009 influenza prophylaxis	Focetria, Celvapan, emerflu	2014	2014

Prepandrix	derived split inactivated influenza virus antigen, A503 adjuvant	influenza prophylaxis	Aflunov	2014	2014

Synflorix	conjugated pneumococcal polysaccharide	invasive pneumococcal disease	Prevenar (Prevnar)	NA	2021

HIV
Combivir	lamivudine and zidovudine	HIV/AIDS	Truvada, Atripla	2012[1] (combination)	2013 (combination)
Epivir	lamivudine	HIV/AIDS	Truvada, Atripla	expired	expired
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla	2016 (combination)	2016 (combination)

Lexiva	fosamprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2017	2019

Selzentry	maraviroc	HIV/AIDS	Isentress, Intelence, Prezista	2021	2021
Trizivir	lamivudine, zidovudine and abacavir	HIV/AIDS	Truvada, Atripla	2016 (combination)	2016 (combination)

1	See Note 44 to the financial statements, ‘Legal proceedings’
GSK Annual Report 2010

Products, competition and intellectual property
Consumer Healthcare products

Brand	Products	Application	Markets	Competition

Oral healthcare
Aquafresh	toothpastes, toothbrushes, mouthwashes	prevention of caries, gum disease and bad breath	global	Colgate-Palmolive’s Colgate, Procter & Gamble’s Crest

Sensodyne	toothpastes, toothbrushes	prevention of dental sensitivity	global	Colgate-Palmolive sensitivity toothpastes

Biotene	mouthwash, gel	treat dry mouth	many markets	none

Polident Poligrip Corega	denture adhesive, denture cleanser	to improve comfort of fitted dentures and to clean dentures	global	Fixodent

OTC medicines
Panadol	tablets, capulets, infant drops	paracetamol-based treatment of headache and joint pain, fever, cold symptoms	global, except USA	Nurofen

NicoDerm, NiQuitin CQ, and Nicabate. Also Nicorette (USA only)	gum, patch, mini lozenge, original lozenge	treatment of nicotine withdrawal as an aid to quitting smoking	global	Novartis’ Nicotinell, retailers’ own brands

Nutritional healthcare
Lucozade	energy and sports drinks	energy and hydration	UK, Ireland, some other markets	various sports drinks

Horlicks	malted, milk-based drinks and foods	nutrition	UK, Ireland, India	Ovaltine, Milo

Ribena	blackcurrant juice-based drink	vitamin C-delivering health drink	UK, Ireland, some other markets	Robinsons

Consumer Healthcare competition
GSK holds leading positions in all its key consumer product areas. Worldwide it is the second largest in OTC medicines and the third largest in Oral healthcare. In Nutritional healthcare it holds the leading position in the UK, Ireland and India.
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
GSK Annual Report 2010

Regulation

Regulation – Pharmaceuticals
Region and country-specific laws and regulations are major factors in determining whether a product may be successfully developed and approved. They define the information needed to evaluate the safety and efficacy of pharmaceutical products, as well as governing their testing, approval, manufacturing, labelling and marketing. There is an increasing level of co-operation and exchange of information among the major regulatory authorities encompassing development plans, data to support product registration, post-marketing safety information and inspections.
Although the evaluation of benefit and risk continue to be paramount considerations for the approval of a new drug in the USA, there is enhanced focus by the FDA on the safety of medicines from approval through the post-marketing phase of the product. In 2010 the FDA announced four strategic priorities for the next five years: advance regulatory science and innovation, strengthen the safety and integrity of the global supply chain, strengthen compliance and enforcement activities to support public health; and address the unmet public health needs of special populations. We will be engaged in these key areas of interest.
In Europe, new regulations aimed at strengthening the safety monitoring of medicines have now been agreed by EU legislators and will be implemented from 2011. Discussions continue on draft legislation on improving citizens’ access to reliable information on medicines, and on strengthening EU laws to protect citizens from the threats posed by fake medicines. The European Medicines Agency (EMA) and the Heads of National Medicines Agencies (HMA) both published five-year strategic plans during 2010; these were aimed mainly at strengthening the operation of the existing EU regulatory network. The EU Commission published a report on the operation of the EMA in preparation for a potential legislative proposal for changes to the regulatory framework by 2014, and also continued with its review of the regulation of Clinical Trials in Europe – this review is expected to conclude in 2012.
The regulatory environment in Emerging Markets and Asia-Pacific continues to evolve, with a number of countries continuing to develop their regulatory review systems. We actively participate in a number of specific regional and national regulatory initiatives, which provide opportunities for meaningful scientific and regulatory dialogue between industry, agencies and other stakeholders. We continue to include broader sets of patient populations from a number of these countries in medicine development programmes in order to increase global patient access to new innovative medicines, and optimise regulatory approvals.
Regulation – Consumer Healthcare
The consumer healthcare industry is subject to national regulation comparable to that for prescription medicines for the testing, approval, manufacturing, labelling and marketing of products. High standards of technical appraisal frequently involve a lengthy approval process before a new product may be launched.
GSK Consumer Healthcare continues to gain centralised regulatory approvals for over-the-counter products. Since the 2009 history-making first for the OTC industry when the European Medicines Agency granted centralised approval of the weight loss medicine alli which has now been granted approval in more than 50 countries; a line extension chewable product has also been granted centralised approval. Additionally, GSK Consumer Healthcare has embraced the principle of centralised applications and has achieved GSK’s first pan-Gulf Cooperation Council approvals for alli and Niquitin in 2010, permitting launch across all seven markets of the Gulf region.
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
Currently in the USA, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes. In 2010, the US President and Congress passed the Affordable Care Act (ACA) to reform the US healthcare system to drive down cost, improve quality and increase access to millions of Americans without health insurance. These reforms have the potential to create positive changes in the US healthcare system and expand access to our products. However, the ACA also increased prescribed rebates under government-run programmes and changed the balance between private and public sector purchases.
Despite passage of the ACA, the pressure to control healthcare costs will continue into 2011 and beyond. Issues such as cross-border trade, the acceleration of generics to market, comparative effectiveness research, and pharmaceutical pricing will continue to be part of the ongoing healthare debate in the USA. Fortunately, we are positioned to be a constructive contributor to these debates since there has been increased recognition that chronic disease is the primary driver of healthcare spending and pharmaceutical products deliver important interventions that help hold down healthcare costs.

GSK Annual Report 2010

Manufacturing and supply

GSK’s manufacturing covers Pharmaceutical, Consumer Healthcare and Vaccines.
Pharmaceutical Global Manufacturing and Supply (GMS)
More than 27,000 people work in GMS across our network of 77 sites in 32 countries. GMS supports the commercial ambition of GSK by delivering quality medicines and consumer products to patients and customers around the world.
The scale of manufacturing in GSK is huge, with the manufacture of over 4 billion packs per year in 28,000 different presentations (including tablets, creams/ointments, inhalers, injections, liquids and steriles), which are then supplied to over 150 markets. Over £4.1 billion was spent by GMS on production in 2010.
GMS operates a procurement operation on behalf of the Group. We spend over £2 billion annually with external suppliers, purchasing active ingredients, chemical intermediates, packaging components and part-finished and finished products.
During 2010, as our internal customers sought every opportunity to grow their businesses, we focused on the cost-competitive supply of quality product to meet their ambitions. We worked diligently to leverage our network of sites and contractors to give us built-in flexibility to sustain future growth and adapt to emerging commercial business models. In an increasingly rigorous external regulatory environment, we have continued to leverage technology in support of process understanding, control, and capability.
Our Pharmaceutical Launch and Global Supply sites work closely with R&D’s development teams to ensure that the right technical competencies are in place to support rapid and successful new product introduction. These sites serve as the focal point for developing and introducing new secondary manufacturing technologies. The Primary supply sites in our Pharmaceutical Launch and Global Supply division supply high quality, competitively priced bulk actives and focus on improvements in primary technologies and processes. The sites in our Antibiotics and Emerging Markets supply division focus on manufacturing products in the late stage of their life cycle, allowing GSK to compete more effectively in all its markets.
Consumer Healthcare manufacturing
Most of Consumer Healthcare Manufacturing is also managed by GMS apart from our Coleford site which is managed directly by Nutritional healthcare.
Our Consumer Healthcare sites deliver high-quality, competitively priced products and support rapid new product introduction in a highly innovative and competitive business. New technologies have become a fundamental platform for driving innovation, lowering costs and providing flexibility in operations.
We are continuously improving and embedding new ways of working that are simplifying the business and achieving greater efficiencies. It is our focus on customer service, including support for new product launches, our strong compliance culture, our commitment to health, safety and the environment, and our commitment to developing our people that have delivered strong results for GSK even as the external environment has become more demanding.
Vaccine manufacturing
Vaccine manufacturing, which is managed separately from GMS, is an integral part of the Biologicals business, and is particularly complex as it requires the use of innovative technologies and living micro-organisms. Comprehensive quality assurance and quality control procedures are in place to ensure the vaccine’s quality and safety. Due to their biological nature, individual health authorities may subject vaccines to a second control to guarantee the highest quality standards.
GMS supports GSK’s commercial ambition to deliver quality medicines and consumer healthcare products to patients and consumers around the world.

GSK Annual Report 2010

World market – pharmaceuticals
The global recession caused by the international financial crisis continued to impact the world’s economies during 2010. Although many countries and industry sectors saw some improvement over 2009, significant growth remained elusive and the recovery was fragile at best.
Following its 22% rise in 2009, the FTSE 100 Index achieved more modest gains in 2010, at 9%. In the USA, the Dow Jones Industrial Average rose by 11%. Stock exchanges across Europe recorded mixed performances, with the 16% rise in Germany contrasting with losses of 17% and 13% in Spain and Italy respectively. In Asia, the Chinese stock market posted an annual decline of almost 15% and the Nikkei in Japan one of 3%.
The debt crisis in Greece spread to other economies such as Spain, Portugal, Italy, Ireland and Romania. As we moved towards the end of the year, many governments introduced austerity measures to complement the fiscal stimulus initiatives of 2009. These cuts, which in some cases were both severe and rapid, were implemented across education, healthcare and other public services. Each government took a different approach to healthcare with specific pricing cuts being applied to selected medicines and vaccines. These measures affected the pharmaceutical industry to varying degrees depending on each company’s exposure to the areas impacted. At the same time, 2010 also saw the implementation of healthcare reform in the USA with associated discounts and price cuts for the pharmaceutical industry.
Global pharmaceutical sales in 2010 were £476 billion, compared with £468 billion in 2009.

World market by	Value	% of
geographic region	£bn	total
USA	194	41
Europe	129	27
Rest of World	153	32
Emerging markets	67	14
Asia Pacific	20	4
Japan	52	11
Canada	13	3

Total	476	100

Market growth on a CER basis was USA 4.2%, Europe 3% and Rest of World 8.2%.

World market –	Value	% of
top six therapeutic classes	£bn	total
Central nervous system	76	16
Cardiovascular	69	15
Antineoplastic/lmmunomodulatory	63	13
Alimentary tract and metabolic	57	12
Anti-infectives (bacterial, viral and fungal) excluding vaccines	49	10

Respiratory	33	7

(Note: data based on 12 months to 30th September 2010)
Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources including IMS Health, and where appropriate, are valued in Sterling at relevant exchange rates.

GSK Annual Report 2010

GSK sales performance
GSK delivered underlying sales growth (excluding pandemic related products, Avandia and Valtrex) for 2010 of 4.5% despite the ongoing impacts of EU government austerity measures and US healthcare reform which reduced sales by approximately £380 million.
Commentary on GSK’s segmental sales performance uses the performance measures set out below.
Underlying sales growth
Underlying sales growth excludes the sales of pandemic products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products. A reconciliation to Group and pharmaceutical turnover is as follows:

	2010	2009	Growth
	£m	£m	CER%
Group turnover	28,392	28,368	(1.2)
Avandia, Valtrex and pandemic products	(2,285)	(3,668)

Underlying Group turnover	26,107	24,700	4.5

	2010	2009	Growth
	£m	£m	CER%
Pharmaceutical turnover	23,382	23,694	(2)
Avandia, Valtrex and pandemic products	(2,285)	(3,668)

Underlying pharmaceutical turnover	21,097	20,026	4

Sales of these products by segment were:

			Emerging	Asia Pacific/	Other trading
2010	USA	Europe	Markets	Japan	and unallocated	Total
	£m	£m	£m	£m	£m	£m
Pandemic products	44	494	227	462	86	1,313
Avandia	237	88	42	24	49	440
Valtrex	252	68	28	176	8	532

			Emerging	Asia Pacific/	Other trading
2009	USA	Europe	Markets	Japan	and unallocated	Total
	£m	£m	£m	£m	£m	£m
Pandemic products	324	737	89	331	122	1,603
Avandia	425	171	76	41	58	771
Valtrex	942	160	26	152	14	1,294

White pills/western markets
White pills/western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe.
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
GSK Annual Report 2010

US pharmaceuticals segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	7,648	8,578	(11)

Operating profit	5,043	5,933	(16)

We are emerging from a period of significant patent expirations, and are making good progress to transform our US business model and operations to meet current and future challenges.
Sales in the USA were down 11% to £7.6 billion, primarily due to the impact of generic competition to Valtrex, a significant reduction in sales of pandemic related products and lower sales of Avandia. Underlying sales (excluding pandemic related products, Avandia and Valtrex) were up 3% in the USA during the year despite the discontinuation of GSK’s promotion of Boniva, the sale of Wellbutrin XL and the impact of US healthcare reform across the product range. Underlying growth was driven by strong performances from a number of our promoted medicines, including Flovent (up 8%), Ventolin (up 16%), Boostrix (up 51%), Avodart (up 5%), Lovaza (up 17%) and our oncology products (up 13%). New products launched since 2007 (excluding flu pandemic vaccines) grew 29% and contributed 8% of 2010 sales.
The reduced turnover was partially offset by lower SG&A costs reflecting savings from the restructuring programme and a receipt for the exclusive promotion rights to Boniva for 2010. Operating profit declined by 16%.
In the USA, the healthcare market is changing radically and rapidly. A significant proportion of healthcare costs continue to be paid by federal and local governments. Large pharmacy benefit managers and health plans dominate the private market. Physicians are consolidating their practices into medical centers, group practices and integrated delivery networks. Hospitals are consolidating too, with 500 fewer now than there were just three years ago. Payers are demanding higher quality care with lower costs and are increasingly linking reimbursement with improved health outcomes.
Implementation of landmark healthcare reform legislation in the USA also began during the year. As a result, in January 2010, Medicaid drug rebates increased from 15% to 23% and were extended to include Medicaid managed care plans and new formulations of existing products. Also in January, eligibility for certain government drug pricing programs was expanded to include additional hospitals and health centers.
In response to these evolving market conditions, we are making fundamental changes to our US operations to ensure that we deliver the value our customers – patients, healthcare providers and payers – demand. These changes are enabling us to more effectively meet customer needs and expectations, better deploy our resources and support an evolving, more specialised product portfolio. For example, the majority of our US pharmaceuticals sales representatives now have either customer-centred or portfolio-focused responsibilities, rather than product specific responsibilities. These changes have enabled us to increase the productivity of our sales force while reducing its size by approximately 25% since 2008. Most importantly, our new customer-centric model aligns with our customers’ desire to work with us as a business-to-business partner.
We have been making continued efforts to change the company’s model to improve levels of openness and transparency. For example in 2008, we voluntarily stopped all corporate political contributions, and in 2009, we became the first company to report voluntarily payments to healthcare professionals in the USA on a named, individual basis for speaking and consulting services.
In 2011 the US business is implementing a new system for evaluating and compensating our professional sales representatives. Under the new programme, bonuses to sales representatives who work directly with customers will no longer be based on achievement of individual sales targets. Instead, they will be assessed on scientific and business knowledge, feedback from customers in their region, including demonstration of the company’s values, and overall performance of the business unit they support. This programme will be fully implemented in July 2011.
Consistent with our values of integrity and transparency, we have also sharpened the focus of our support for continuing medical education (CME). For example, we implemented a system where we limit grant applications to approximately 20 academic medical centres and national-level professional medical associations. All CME providers that we support must be directly accredited by a recognised accrediting body, and we now only fund CME by not-for-profit providers.
Although the US healthcare and business environment is challenging, it also presents opportunities for companies that can deliver truly innovative medicines to the market. Since 2007, we have launched more than 20 new products in the US market. In 2011, we look forward to a regulatory decision on Benlysta, which if approved will be the first new treatment for Lupus in the last 50 years. Overall we believe the improvements we are making to our cost structure and how we operate are enabling us to compete more effectively in the evolving marketplace.
Our Research Triangle Park campus in North Carolina, USA, is a home to a number of business functions.

GSK Annual Report 2010

Europe pharmaceuticals segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	6,548	7,087	(6)

Operating profit	3,744	3,993	(4)

Our European pharmaceutical business delivered solid performance in 2010, despite significant government led austerity measures and price cuts.
Although reported sales were down 6% to £6.5 billion, underlying performance (excluding pandemic related products, Avandia and Valtrex) was flat. This was a creditable performance as it includes approximately £150 million sales impact from government price cuts. It was driven by the introduction of new products and growth from other products in our portfolio. Despite likely continued government pricing pressure in 2011, this strong product portfolio gives us confidence in future performance of this business.
We introduced five new products in 2010. A particular highlight was Duodart, our treatment combination of Avodart and tamsulosin for benign prostatic hyperplasia. Other recently introduced brands such as Avamys, Requip Modutab, Tyverb, Volibris and Wellbutrin all achieved double digit growth.
Our major product, Seretide for asthma and COPD, while impacted by the price cuts, achieved sales of £1.6 billion, up 2% whilst maintaining its leadership position in the respiratory market. We continue to bring the benefits of this product to more patients across Europe. Our portfolio of vaccines also contributed to growth with Synflorix, a pneumococcal conjugate vaccine, winning several national tenders and increasing sales by 38% to £43 million.
To manage our operating costs, the business has also delivered improvements in efficiency. Close control of our operating expenses delivered savings in excess of 10% and our programme to reduce the diversity of cartons, labels and leaflets used across our range of medicines delivered further savings. As part of this initiative we will reduce 35 different formats of tablet blister packs to just 3 by 2013.
An 11% reduction in SG&A costs, reflecting savings from the restructuring programme, helped to limit the decline in operating profit to 4%.
Our commitment to work with communities across Europe to support greater access and to build trust with stakeholders continues. An example is a project in Bulgaria to promote awareness for vaccines among vulnerable ethnic minority groups through collaboration between the health mediators, general practitioners and the representatives of the regional health inspectorates. The initiative facilitates the access of these groups to the national healthcare system, focusing on prevention and health awareness. A particular benefit from this work in 2010 was an improved rate of immunisation in this group which in turn reduced the impact from an outbreak of measles.
As we enter 2011, the continuing pressure on cost and the change to a value-based medicine approach (where in addition to demonstration of safety and efficacy, governments or their agencies assess medicines for the value they deliver to their healthcare system) makes the development of effective dialogue with governments, regulators and payers across Europe absolutely vital. Within our business we continue to place emphasis on being able to demonstrate the cost effectiveness of GSK products and to deliver new medicines and vaccines that address unmet medical need and also have demonstrable value. Much of our work is targeted on building evidence on the cost effectiveness of our medicines when compared to current treatments. For example, in the UK we have agreed an innovative pricing agreement with the National Institute for Clinical Excellence (NICE) for our advanced kidney cancer medicine, Votrient. If Votrient is not as effective as sunitinib, the current standard of care, in the comparative trials which are currently underway, we have offered a future financial rebate.

GSK Annual Report 2010

Emerging Markets pharmaceuticals segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	3,556	2,895	22

Operating profit	1,271	948	31

Our Emerging Markets pharmaceutical business continues to perform very strongly with sales up 22% to £3.6 billion in 2010. Underlying growth in these markets (excluding pandemic related products, Avandia and Valtrex) was 20%. This is the second consecutive year following the introduction of GSK’s strategic initiatives that the Emerging Markets business has outgrown pharmaceutical market growth in this region, estimated at 15%.
We delivered particularly strong performances in Latin America which grew 44% and in China and the CIS, which grew 21% and 20% respectively. In addition, we produced growth across all three sectors of the Emerging Markets business – Innovative brands (new patent protected products), Classic brands (non-patent protected) and Vaccines.
Our Innovative brands business showed consistent performance in 2010, with sales growth of 16% to approximately £1.1 billion. Sales of respiratory medicine, Seretide, were over £300 million, and grew 16%, with particularly strong performances in key markets including China.
Our Classic brands business also continues to go from strength to strength with sales growth of 18% to £1.6 billion, including continued double-digit growth of Augmentin after 30 years on the market. Vaccine sales were up 38% to £927 million, with pandemic flu products and pneumococcal vaccine Synflorix performing particularly well. Excluding pandemic flu vaccines, sales grew 14%.
Turnover by main business sector
Emerging Markets pharmaceuticals operating profit increased by 31% on a turnover increase of 22%, reflecting strong Synflorix and pandemic vaccine sales, together with the benefit of acquisitions, partially offset by increased SG&A investment across the region.
Operational highlights for the year include a number of new strategic alliances. We strengthened our footprint in key emerging markets through a number of business acquisitions, including Laboratorios Phoenix, a leading Argentinian Classic brands business. A number of vaccine production alliances were also concluded during the year including an alliance with JSC Binnopharm, a Russian pharmaceutical manufacturer, to enable the local secondary manufacture of a number of key GSK vaccines in Russia.
We continue to introduce flexible pricing strategies. The work is at an early stage, however the results of some of our initiatives so far are promising. For example, we significantly reduced prices of some of GSK’s newest and most innovative products, including Avodart, Avamys and Cervarix, with the aim of increasing affordability and volumes sold in middle income countries.
For the least developed countries (LDCs), last year we established a new Developing Countries and Market Access business unit. This new unit has a dedicated focus on expanding access to our medicines and vaccines to more of the 700 million people who live in the world’s poorest countries. It has the added benefit of helping us build sustainable GSK businesses in those parts of the developing world where we currently have little or no presence. It is responsible for implementing our pricing policy where we are capping the prices of our patented medicines in LDCs to 25% of the Western price, and reinvesting 20% of our profits from medicines sold in these countries back into the same countries’ healthcare infrastructure.
During the year, we were also pleased to announce the signing of the Advance Market Commitment (AMC) for pneumococcal vaccines with the Global Alliance for Vaccines and Immunisation (GAVI), providing 300 million doses of Synflorix over 10 years at a reduced price, to protect children in the poorest countries across the world against invasive pneumococcal disease.

GSK Annual Report 2010

Asia Pacific/Japan pharmaceuticals segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	3,102	2,628	9

Operating profit	1,730	1,352	15

In 2010, sales in Asia Pacific grew 1% to £1.1 billion. Excluding the sales of pandemic related products, Avandia and Valtrex, underlying growth in Asia Pacific was 8% which benefitted from the acquisitions of Stiefel’s dermatology portfolio and UCB’s Asian business. Strong performances were also delivered from Avamys (up 80%), Tykerb (up 20%), Seretide (up 5%) and vaccines (up 8% excluding flu pandemic).
Operating profit for Asia Pacific improved 4% to £0.5 billion, reflecting improved sales of Synflorix and Cervarix and the favourable impact of product mix on cost of goods, partially offset by lower sales of Relenza.
The middle income countries in the Asia Pacific region have been at the centre of GSK’s flexible pricing initiatives. For example as part of our innovative pricing model, monthly sales of our Cervarix vaccine have increased by approximately six times in the Philippines following a 60% price reduction. Similarly, in Indonesia and Vietnam we have introduced equivalent pricing strategies for this vaccine which has resulted in a more than six-fold increase in the number of women vaccinated. Cervarix is now the number one human papillomavirus vaccine in South East Asia, with Malaysia securing the region’s first ever tender for the product during the year. Synflorix is also growing well, delivering sales of £12 million.
The year also saw important strategic alliances signed with major local pharmaceutical companies including Dong-A in South Korea and Savipharm in Vietnam.
Japanese pipeline potential

[1]	Includes 4 New Chemical Entities

[2]	Includes New Chemical Entities, line extensions, new promotions or re-formulations
GSK Japan delivered another very strong year, with sales up 14% to £1,959 million. Underlying sales growth, excluding pandemic products, Valtrex and Avandia, was 6%. This growth was driven primarily by Adoair (Seretide/Advair), up 17%, and contributions from newly launched products such as Cervarix, Avolve/Avodart and Xyzal, partially offset by a Paxil sales decline of 11%, and declines in the mature respiratory products Flixotide/Flovent down 18%, and Serevent, down 26%, which in part reflected biennial price reductions.
Our vaccine franchise has become an important pillar for the company in Japan. Arepanrix became one of only two flu vaccines ever allowed for import into Japan when it received regulatory approval in January 2010. Cervarix has had a strong launch in Japan with 2010 sales of £57 million. The product was also recognised as one of the three vaccines that would receive public funding from the Japanese government from 2011 onwards.
Operating profit for Japan increased by 20% to £1.2 billion, reflecting higher Cervarix and pandemic vaccine sales and the favourable impact of product mix on cost of goods, partially offset by lower sales of Relenza.
During the year, GSK Japan received approvals for six compounds, including Revolade and Xyzal, and one new indication, Botox for spasticity. In addition, oral pulmonary arterial hypertension treatment, Volibris, was launched during the year.
GSK Japan established a rare diseases development centre in April 2010 to accelerate delivery of medicines for rare diseases for which treatment is not yet available. As part of this initiative, GSK increased investment in Japan by investing in Japan Chemical Research, a company with leading technology to manufacture bio-pharmaceuticals.

GSK Annual Report 2010

ViiV Healthcare segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	1,556	1,605	(3)

Operating profit	851	1,071	(21)

ViiV Healthcare celebrated its first anniversary in November 2010. The business was established by GSK and Pfizer as an independent company focused on delivering advances in clinical outcomes and enhancing the quality of life for people living with HIV. The company’s unique structure and wide portfolio of 10 available medicines, provides financial stability and the investment capital required to take a sustainable, long-term view of the HIV market.
Overall, sales of HIV products by ViiV Healthcare were down 3% to £1.6 billion in 2010. Sales of former Pfizer products Celsentri/ Selzentry and Viracept (combined sales of £118 million) and growth from Epzicom/Kivexa (up 1% to £555 million) partially offset reductions in the sales from other established HIV products including Trizivir (down 28% to £144 million), Combivir (down 16% to £363 million), Lexiva/Telzir (down 12% to £155 million) and Epivir (down 12% to £115 million) which continue to be impacted by uptake of newer alternative products.
Strong growth for Celsentri/Selzentry compared with 2009 was supported by the wide acceptance of genotypic testing across Europe, increasing first-line use in the USA and country launches in Poland, Romania, Australia, Japan and Mexico. Upward trends in Epzicom/Kivexa sales reflected the role of nucleoside reverse transcriptase inhibitors (NRTIs) as a mainstay of treatment in HIV. As part of the strategic focus on International markets (all countries excluding Europe and North America), ViiV Healthcare established new independent local operating companies in several important geographies and opened regional hubs in Asia Pacific, CIS and Latin America in 2010. As a result, revenue in the International region grew by 22%.
ViiV Healthcare operating profits decreased 21% primarily as a result of US healthcare reform and higher SG&A and R&D costs partially offset by a one-time royalty settlement. The higher SG&A costs were primarily due to the amortisation of acquired intangible assets.
2010 also saw great progress in building a late-stage pipeline. In October, Shionogi-ViiV Healthcare announced the start of their Phase III development programme for the novel integrase inhibitor S/GSK1349572 (‘572), with a further Phase III trial for fixed dose combination ‘572-Tri (‘572+Epzicom/Kivexa) initiated in February 2011.
ViiV Healthcare is committed to supporting the communities most affected by the HIV epidemic. One way the company does this is by developing innovative approaches to improve access to medicines. For example, in July 2010, ViiV Healthcare was the first company to make its entire current and future anti-retroviral portfolio available to generic manufacturers through royalty-free voluntary licences. These cover all of the least developed, low income countries and sub-Saharan Africa, the 69 countries where 80% of people with HIV live. Similarly, the not-for-profit pricing policy has been expanded to these 69 countries. During the year, ViiV Healthcare also launched the Positive Action Southern Initiative in the USA to reduce healthcare disparities among communities with the greatest needs.
Improving paediatric care of HIV
In 2010, as part of its commitment to address major unmet needs in HIV, ViiV Healthcare formed key partnerships with the Elizabeth Glaser Pediatric AIDS Foundation and amFAR to improve care of paediatric HIV and prevent mother to child transmission (MTCT) of the virus, which is the fourth Millennium Development Goal. The Positive Action for Children Fund gave more than £3 million to community projects to support mothers and children affected by HIV and to prevent MTCT. A further request for proposals at the end of the year expanded the Fund’s reach and scope.

GSK Annual Report 2010

Consumer Healthcare segment review

		2009
	2010	(restated)	Growth
	£m	£m	CER%
Turnover	5,010	4,674	5

Operating profit	1,043	931	8

Consumer Healthcare sales grew 5% to £5 billion in 2010, significantly ahead of Consumer Healthcare market growth estimated to be approximately 2%. We delivered growth in all of the three categories in which we operate – Oral healthcare (up 6%), Over-the-Counter (OTC) Medicines (up 3%) and Nutritional healthcare (up 9%).
Europe sales were level with last year with sales of £2.0 billion as growth in Oral healthcare and Nutritional healthcare was offset by a decline in OTC sales. The business in the USA grew 1% to £1.0 billion, led by Oral healthcare.
Growth was particularly strong in the rest of the world which grew 13% to £2.0 billion. In the Indian sub-continent we continued to deliver new innovations for the Horlicks brand while launching three ‘Priority’ brands – Lucozade, Sensodyne and Breathe Right, resulting in combined sales growth of 20%. In China, we delivered sales growth of 20% through expanded consumer availability for Fenbid, Contac and Bactroban, strong uptake from newly launched Lucozade and continued good performance from other products including Sensodyne, Breathe Right and denture care brands. To accelerate research and innovation in these key emerging markets, we opened an Oral Healthcare Research Centre in Gurgaon, India, and an Innovation Centre in Beijing, China. The Middle East, Africa and Pakistan markets together delivered sales growth of 18%, largely through strong Panadol and Eno sales growth. South America grew sales by 16%, also led by strong Panadol and Eno consumption, with lower growth in Japan and Australia/New Zealand of 4% and 6%, respectively.
Oral healthcare grew 6% to £1.6 billion, led by a strong performance from Sensodyne, which continued as the fastest-growing toothpaste in the world, a position it has held for the last 5 years. This is a remarkable record for a brand in its 50th year. Following our 2010 launch in India, we now market Sensodyne in 124 countries. However, Aquafresh sales declined slightly. Biotene, the dry mouth treatment acquired in 2008, grew strongly.
OTC medicines recorded sales of £2.5 billion, up 3%. A good performance from smoking control products was helped by the new tax on tobacco in Japan and substantial sales in Brazil for a government-funded smoking cessation initiative. In addition to supplying products for Brazil’s initiative, we have provided training on smoking cessation to 1,400 clinics across the country. Panadol, the leading paracetamol analgesic outside the USA, delivered strong sales growth, helped by the roll-out of Panadol Advance with Optizorb technology that dissolves five times faster than regular paracetamol tablets.
Dermatology products grew 8% to £256 million but respiratory tract products declined 6% to £380 million.
Nutritional healthcare grew 9% to £952 million, led by Horlicks, with more modest growth from Ribena and Lucozade.
Operating profit increased 8% on a turnover increase of 5%, reflecting efficiencies of scale in SG&A costs, which grew more slowly than sales.
During the year, we opened a new bottle manufacturing plant at our Coleford, UK factory for Nutritional Healthcare, enabling us to mould Lucozade and Ribena bottles, formulate the drinks and fill the bottles, all at one plant. The bottle-forming facility moulds 1 billion PET bottles per year from plastic chips. This investment eliminates over 2,400 road-haulage trips of more than 110 miles from our former bottle supplier.
We recently announced our intention to accelerate growth and focus our Consumer Healthcare business around a portfolio of ‘Priority’ brands and the emerging markets. These two dimensions represent around 90% of our current Consumer Healthcare sales base. We intend to divest the remaining 10% of sales (£500 million) which mostly consist of European and American non-core OTC brands. Our aim is to divest these products by late 2011, subject to interest and realising appropriate value for shareholders. We expect to use the proceeds to fund increased returns to shareholders.
Finally, as part of our objective to deliver a sustainable business the largest array of solar panels in North America now powers our regional distribution centre in York, Pennsylvania. Almost 11,000 door-sized solar panels cover a rooftop that is equivalent to eight football fields, generating 3,400,000 kWhr per year. This solar array will eliminate nearly 1,800 tonnes of carbon dioxide emissions per year, a load on the environment that would take 15,000 mature trees to absorb.
11,000 solar panels cover the rooftop of GSK’s Consumer Healthcare regional distribution centre in York, Pennsylvania

GSK Annual Report 2010

Pharmaceutical research and development review

In 2010, Group R&D expenditure before major restructuring was £3,964 million (2009 – £3,951 million) representing 14.0% of total turnover (2009 – 13.9%). The company expects R&D costs before major restructuring as a percentage of turnover to remain around 14% in 2011.
We are delivering sustained asset progression with 10 new chemical entities and new vaccines entering Phase III since the start of 2010. Seven assets are filed with regulators or pending filing. Five projects have been terminated from Phase III development, as listed on page 12, because of adverse trial results or feedback from regulators. By the end of 2012, we expect Phase III data on around 15 additional assets, including treatments for type 1 and type 2 diabetes, rare diseases and multiple cancer types.
Our pharmaceuticals R&D segment comprises R&D activities for the pharmaceuticals business, excluding vaccines, Consumer Healthcare and other local and central costs. The table below analyses the Group R&D expenditure by these categories.

	2010	2009	2008
	£m	£m	£m
Pharmaceuticals - direct project costs	1,432	1,489	1,209
(excl. vaccines) - indirect costs	959	1,056	844
- unallocated costs	563	474	490

Pharmaceuticals R&D	2,954	3,019	2,543
In-market pharmaceutical development	147	81	40
Vaccines	533	524	369
Corporate and other costs	172	177	304

	3,806	3,801	3,256
Consumer Healthcare	158	150	114

R&D before major restructuring	3,964	3,951	3,370
Major restructuring	493	155	170

Total R&D	4,457	4,106	3,540

The proportion of pharmaceuticals R&D investment made in the late-stage portfolio continues to grow from 56% of the direct and indirect costs in 2006 to 61% in 2010.
Sales of new pharmaceutical products launched since 2007 (excluding pandemic flu vaccines) grew by 36% to £1,727 million in 2010 and represented 7% of total pharmaceutical sales.

	2010	2009	Growth
	£m	£m	CER%
Veramyst	193	142	33
Cervarix	242	187	26
Coreg CR	157	161	(3)
Lamictal XR	68	18	>100
Requip XL	148	123	22
Rotarix	235	282	(18)
Synflorix	221	73	>100
Treximet	56	55	2
Tykerb	227	169	34
Others	180	52	>100

	1,727	1,262	36

Investment and pipeline progress in 2010
Globally, over 13,000 people work in R&D, with many of these based in our major R&D centres in the UK, USA, Belgium and China. Over 11,000 people work in pharmaceuticals R&D. In the course of 2010 we managed over 150 projects with trials in humans.
Focusing on returns in pharmaceutical R&D
We have been making fundamental changes to how we allocate our pharmaceutical R&D investment: terminating development in areas with low scientific and financial return; dismantling infrastructure; reducing cost and risk through externalising parts of early-stage discovery and directing investment to our late stage pipeline. Progress in 2010 included:
•	In early 2010, we announced our intention to cease discovery research into certain areas of neurology, such as pain and depression, and instead concentrate activities in neurodegenerative and neuroinflammatory diseases where we feel the prospects for successful registration and launch of differentiated medicines are greater. This change led us to exit five R&D centres. In two of the largest of these – Verona, Italy and Zagreb, Croatia – the operations were transferred to external groups thereby preserving the majority of jobs.
•	We have successfully out-licensed and spun off some of the early stage neurology assets in the UK through deals with Convergence Pharmaceuticals and Proximagen Group.
•	Through these changes and other actions we have achieved a reduction in our footprint of 29% since 2006.
•	We continue to increase the external nature of our discovery activities. During 2010 we signed eight new collaborations to access novel discovery, giving us a total of 54 external discovery engines to complement our 38 DPUs.
•	We have streamlined the resourcing of our clinical trials contract research organisations, reducing this from over 100 to just two suppliers. While this provides savings in terms of economies of scale, it will also ensure consistency and rigour in clinical trials around the globe.
•	We combined our Molecular Discovery Research (MDR) and Preclinical Development (PCD) in 2010 to create an end-to-end scientific and technical platform supporting the discovery and development efforts. The remit of this group remains to create the materials and knowledge that enable our R&D to take ideas, generate hypotheses and test them in preclinical and clinical settings and ultimately launch new medicines.
Other developments in pharmaceutical R&D
GSK Rare Diseases was created in 2010 to enable us to focus on this specialised area of drug discovery and development. Opportunities in new treatments for rare diseases are growing as increased scientific (including genetic) understanding allows researchers to identify which rare diseases are most likely to respond to therapeutic intervention. We signed two significant new rare disease alliances this year: with Amicus, for the treatment of Fabry disease, and Fondazione Telethon to research and develop novel stem-cell derived treatments to address rare genetic disorders, using gene therapy carried out on a patient’s own stem cells. These new agreements demonstrate our approach to seeking out innovative medicines that add value for both patients and payers.
This year, we also made progress on our commitment to encourage new research into neglected tropical diseases. Our research centre in Tres Cantos, Spain, released the results of our year-long screening of more than two million compounds in GSK’s chemical library to seek out those that could inhibit the malaria parasite, P. falciparum. We have made all of this data publically available online. More than 80% of the 13,500 molecule structures released are proprietary to GSK, and therefore the information released is entirely new to the research community.

GSK Annual Report 2010

Responsible business

Creating a successful and sustainable business is about more than financial results. We place great importance not just on what we achieve but on how we achieve it. Running a responsible, values-based business is embedded in our strategy
We are working hard to build a culture in which our decisions are guided by our values:
•	Commit to transparency
•	Show respect for people
•	Always demonstrate the highest integrity in our conduct
•	Be patient focused.
We know that the research and development, manufacture and sale of our products can raise ethical issues, and we aim to be open about how we tackle them. We understand how important it is to communicate with our stakeholders, seeking to understand their views and being transparent about any setbacks we have experienced as well as the progress we have made.
For example, our commitment to putting patients first means we are focusing on improving access to our medicines and vaccines for all patients irrespective of where they live and their ability to pay. We believe this is the right thing to do and that it will contribute to sustainable business growth.
Ultimately we believe that responsible business is good for society and good for GSK. It helps us to operate efficiently, to gain the trust of our stakeholders, to create the products that patients and healthcare payers really need and to foster the right conditions for expansion of our business.
Our 2010 Corporate Responsibility Report (CR Report) will be published on 21st March 2011.
Our Principles
Our principles sum up our approach to responsible business and are underpinned by our values. They provide guidance for employees on the standards to which GSK is committed.
Access to medicines
We will continue to research and develop medicines to treat diseases of the developing world. We will find sustainable ways to improve access to medicines for disadvantaged people, and will seek partnerships to support this activity. Read more on page 30.
Standards of ethical conduct
We expect employees to meet high ethical standards in all aspects of our business, by conducting our activities with honesty and integrity, adhering to our corporate responsibility principles, and complying with applicable laws and regulations. Read more on page 33.
Research and innovation
In undertaking our research and in innovating we may explore and apply new technologies and will constructively engage stakeholders on any concerns that may arise. We will ensure that our products are subject to rigorous scientific evaluation and testing for safety, effectiveness and quality. We will comply with or exceed all regulations and legal standards applicable to the research and development of our products. Read more on page 11.
Products and customers
We will promote our products in line with high ethical, medical and scientific standards and will comply with all applicable laws and regulations. Read more on page 18.
Caring for the environment
We will operate in an environmentally responsible manner through systematic management of our environmental impacts, measurement of our performance and setting challenging performance targets. We will improve the efficiency of all our activities to minimise material and energy use and waste generated. We aim to find opportunities to use renewable materials and to recycle our waste. Read more on page 32.
Employment practices
We will treat our employees with respect and dignity, encourage diversity and ensure fair treatment through all phases of employment. We will provide a safe and healthy working environment, support employees to perform to their full potential and take responsibility for the performance and reputation of the business. Read more on page 33.
Human rights
We are committed to upholding the UN Universal Declaration of Human Rights, the OECD guidelines for Multi-National Enterprises and the core labour standards set out by the International Labour Organization. We expect the same standards of our suppliers, contractors and business partners working on GSK’s behalf. Read more in our CR Report.
Leadership and advocacy
We will establish our own challenging standards in corporate responsibility, appropriate to the complexities and specific needs of our business, building on external guidelines and experience. We will share best practice and seek to influence others, while remaining competitive in order to sustain our business. Read more in our CR Report.
Engagement with stakeholders
We want to understand the concerns of those with an interest in corporate responsibility issues. We will engage with a range of stakeholders and will communicate openly about how we are addressing CR issues, in ways that aim to meet the needs of different groups while allowing us to pursue legitimate business goals. Read more in our CR Report.
Community investment
We will make a positive contribution to the communities in which we operate, and will invest in health and education programmes and partnerships that aim to bring sustainable improvements to under-served people in the developed and developing world. Read more on page 30.

GSK Annual Report 2010

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
We are committed to playing a full part in addressing the healthcare challenges of the developing world by taking an innovative, responsible and, above all, sustainable approach. GSK is making a vital contribution to developing country healthcare through action in a number of areas including: preferential pricing of our anti-retrovirals; tiered pricing of our vaccines and medicines; investing in R&D that targets diseases particularly affecting the developing world (see page 11); being flexible with our IP; pursuing an open innovation strategy; community investment activities and partnerships that foster effective healthcare and capacity building (see page 31); and seeking innovative partnerships and solutions. We cover our contribution to improving access to medicines extensively in our Corporate Responsibility Report.
We were a clear leader in both Access to Medicines (ATM) Indexes published by the ATM Foundation in 2008 and 2010. We will continue to build on our product, pricing and partnership commitments to help improve healthcare in the developing world. In 2010 we further expanded our commitments to the UN defined list of Least Developed Countries (LDCs) by establishing a Developing Countries and Market Access operating unit with a focus on the LDCs to broaden patient access to GSK medicines and to help build our presence in other developing countries.
While much has been achieved, a significant increase in resources from the global community is still needed to support R&D and to provide access to the resultant medicines and vaccines. Sustainable progress will only be made if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society – governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.
Access to medicines in the developed world
Programmes in the USA
We are working to provide access to medicines for people with limited financial resources and without prescription medicine insurance.
For uninsured Americans who do not qualify for Medicare or Medicaid, GSK and ten other pharmaceutical companies created Together Rx Access, a programme for qualified individuals offering reductions in the pharmacy cost on more than 300 medicines. In addition, GSK offers several patient assistance programmes to help low-income or uninsured Americans have access to GSK’s oncology and specialty products, vaccines and prescription drugs. GSK’s patient assistance programmes provided products to over 452,000 patients during 2010.
Programmes in other countries
We have also introduced Orange Cards providing discounts on certain GSK prescription medicines for eligible patients in a number of other countries. The nature of the discounts varies between countries and the ways in which the healthcare systems operate.
Our work with communities
We invest in community partnership programmes that seek to improve access to medicines and healthcare to improve the lives of people across the world. We aim to make a real difference to these communities by working with our partners to find innovative solutions to healthcare challenges. We believe that business has an important role to play in society and we strive to leverage our resources in a way that delivers shared value to our communities and business. We partner with and support organisations whose goals and objectives reflect our mission of improving the quality of human life.
Our global community investment in 2010 was £222 million. This compares with £163 million in 2009 on a like-for-like basis. This increase is due to expansion of our US patient assistance programme, scale up of our donation of albendazole for the lymphatic filariasis (LF) programme, a donation of H1N1 vaccine to the World Health Organization, plus increased grants for HIV and AIDS and the 20% reinvestment initiative for LDCs. Our 2010 giving comprised product donations of £147 million, cash giving of £53 million, in-kind donations of £4 million plus costs of £18 million to manage and deliver community programmes in almost 100 countries. The product donations include £100 million for GSK’s patient assistance programmes, £17 million worth of albendazole for the LF programme and £9 million for humanitarian product donations. Since 2008 our product donations have been valued at cost (average cost of goods) rather than wholesale price (WAC) as this is a more accurate reflection of the cost to GSK. We believe we are the first pharmaceutical company to adopt this practice. For comparative purposes the total value of donations in 2010 using WAC for products would be £564 million compared with £467 million in 2009.
We do not operate a single charitable foundation for our community investment programmes, but have a number of country-based foundations and their 2010 grants are included in the investment total.
Our cash giving was targeted primarily at health and education initiatives as follows:
Global health programmes
In developing countries millions of people continue to suffer and die from preventable or treatable diseases. Our global health programmes are designed to improve health and quality of life for people in these communities through provision of medicines, education and advocacy, and investment in disease prevention and healthcare infrastructure. Our global programmes are long-term commitments and designed to be scaleable, replicable and sustainable.
By working in partnership, with NGOs and leading health organisations, we believe it is possible to achieve significant and long-lasting improvements in healthcare. This section highlights our major health programmes.

GSK Annual Report 2010

Eliminating lymphatic filariasis (LF)
Our effort to eliminate LF, one of the world’s most disabling diseases, continued in close partnership with the governments of countries where the disease is endemic, the World Health Organization and over 40 partner organisations. As a founding partner and leader in this effort, we are committed to donating as much of the anti-parasitic drug albendazole as required to reach the one billion people at risk in over 80 countries. In 2010, 556 million albendazole treatments were donated to 26 countries. We have donated almost two billion albendazole treatments since the global elimination programme started in 2000.
Positive Action on HIV/AIDS
When Positive Action was created in 1992 it was the first pharmaceutical company programme of its kind to support communities affected by HIV and AIDS. Now under the auspices of ViiV Healthcare, the new HIV-focused company, the programme targets its funds towards community-focused projects that reach those most affected by HIV, particularly in marginalised or vulnerable populations. Positive Action works with these communities to enable them to tackle stigma and discrimination, to test innovations in education, care and treatment and to deliver greater involvement of those living with HIV. Our Positive Action for Children Fund launched in 2009 to make £50 million available over 10 years to help prevent mother-to-child transmission of HIV and to support orphans and vulnerable children. It supported 12 projects in 2010. At the end of 2010, the latest call for proposals was made broadening the reach and scope of its response for babies and children affected by HIV.
The GlaxoSmithKline African Malaria Partnership
The African Malaria Partnership is our programme to alleviate the mortality and suffering malaria brings to affected communities in Africa. In 2010 four new malaria grants were awarded for community programmes to provide health education to affected populations and to train community health workers. The partnerships are: Save the Children (UK) in Kenya; Family Health International in Ghana; African Medical and Research Foundation (AMREF) in Tanzania; and Planned Parenthood Federation of Nigeria.
Humanitarian product donations
Working with our non-profit partners, AmeriCares, Direct Relief International, MAP International, Interchurch Medical Assistance and Project HOPE, we supported humanitarian relief efforts and community healthcare in over 90 countries.
We responded to the healthcare needs of the many communities affected by disasters, including the devastating earthquake that struck Haiti in January 2010, GSK donated supplies of medicines valued at over £1 million. Included in these shipments were significant volumes of antibiotics as well as respiratory and diabetes treatments. Our consumer division provided a range of products, including toothpastes, antacids, pain relievers and vitamins. During the cholera outbreak we responded to a further specific request for antibiotics and donated £250,000 to the British Red Cross to support the deployment of a mass sanitation unit serving more than 50,000 people living in temporary relief camps. Following the earthquake in Chile, in response to an urgent request we supplied 95,000 doses of Hepatitis A vaccine, antibiotics and more than 6,000 dental hygiene kits.
In Pakistan we provided medicines from local stocks for the thousands of people affected by the flooding. We also made cash donations amounting to £170,000, including a contribution to the World Food Programme to support emergency food supply.
The total value of our international humanitarian product donations was £9 million at average cost.
Local programmes
We support communities in the many different markets in which we operate. Our programmes are designed to fit local circumstances and cultures and aligned with an overall goal of supporting access to medicines and healthcare. Local community priorities vary from community to community and population to population, but there are often common challenges to address, whether in terms of a particular health need or the human or institutional capacity required to effectively tackle those needs.
In the UK, we contributed £5.4 million in 2010 to our continuing programme of charitable activities supporting over 80 organisations in health, medical research, science education, the arts and the environment. This included the UK IMPACT awards scheme which provides small charities with grants and consulting support for their work in addressing the health needs of local communities.
Programmes in North America at a national and local level focused on improving public education in the areas of science and mathematics, and increasing access to healthcare for children and the homeless. GSK’s IMPACT Awards recognise organisations that have significantly improved the health of their local communities in Philadelphia and in Research Triangle Park, North Carolina. Total funding for our North American programmes was $18 million.
In Argentina the Pro Mujer programme works with low-income women who do not have access to affordable financial services or healthcare and provides access to small loans to set up their own businesses as well as training and affordable healthcare services.
GSK returned the CommunityMark for excellence in community investment.
Employee involvement
Our employees are encouraged to contribute to their local communities through employee volunteering schemes. Support includes employee time, cash donations to charities where employees volunteer and matching gift programmes.
Through the US GSK Matching Gift Program, we matched 12,000 employee gifts at a value of $3 million in 2010 plus over $1 million to the United Way campaign. GSK’s GIVE programme provided grants of over $367,000 to 365 organisations where US employees volunteered and £205,000 to 150 UK-based non-profit organisations via the GSK Making a Difference programme.
In 2009, our Group-wide volunteer initiative was launched to give every GSK employee one paid day off each year to volunteer for a good cause. In 2010 this continued with employees supporting a wide range of charities and projects including work in local schools, shelters for the homeless, community gardens, nursing homes and aiding communities affected by natural disasters.
The GSK PULSE Volunteer Partnership launched in 2009 enables GSK employees to make a difference to communities and patients in need around the world. Volunteers work full-time with one of our partner non-profit or non-governmental organisations (NGOs). Through this experience, volunteers address a clear NGO need, while developing their own leadership capabilities. During 2009 and 2010, PULSE deployed 116 volunteers in 33 countries to work with 42 NGOs. Volunteers continue to receive their full GSK salary during their three to six month assignment. In 2010, this figure, along with the operating costs for managing the programme, represented a total in-kind donation of £2.4 million.

GSK Annual Report 2010

Environmental sustainability
We are committed to integrating environmental sustainability into our business, especially conserving resources and addressing climate change. We see this as an opportunity as well as a responsibility.
Strategy and plans
We revised our environmental sustainability strategy in 2010, building on the strategy originally introduced in 2001. The new strategy recognises our impacts across the entire value chain, from raw materials to the disposal of our products. Our objective is to benefit the environment, engage employees in tackling key issues and benefit GSK financially-potentially saving £100 million a year by 2020 through reduced energy, materials and distribution costs.
Analysis of GSK’s impacts shows that we need to concentrate in three main areas:
•	carbon dioxide and other emissions that contribute to climate change
•	water use
•	environmental stewardship, which covers the use of materials, generation of waste and pollution.
We have set ambitious goals for key impacts, including a 25% reduction in our carbon footprint, a 20% reduction in water use across the value chain and zero waste to landfill, all by 2020. The targets are detailed in our Corporate Responsibility report.
Climate change and energy
Our long-term vision is for our entire value chain to be carbon neutral by 2050. This very ambitious target means that there will be no net greenhouse gas emissions from manufacturing, distributing, using and disposing of our products, including sourcing raw materials.
We need to act beyond our own operations because 40% of our carbon footprint stems from our supply chain and a further 40% derives from propellants when customers use our inhalers. This was confirmed by a global carbon footprint review of our entire value chain, carried out for the first time in 2010.
GSK’s carbon footprint (million tonne CO2e per annum)
We met our goal of eliminating the use of chlorofluorocarbons (CFCs) in our products by the end of 2010. This has reduced greenhouse emissions associated with our inhaler products from 24 million tonnes of carbon dioxide equivalents in 1998 to approximately 4.7 million tonnes in 2010. We have research programmes under way to find ways to further reduce the impacts from these products.
In 2010 we reduced energy consumption for operations and transport by 5.5% and greenhouse gas emissions by 5.8% relative to sales. The cumulative reduction for 2006-2010 is 9.1% for energy and 10.7% for emissions. This is below our target of 20%, mainly because progress was slow in the early years of the five-year period.
A central fund to finance energy saving projects has accelerated progress since 2007. In 2010 we completed 188 projects, which will avoid around 52,000 tonnes of greenhouse gas emissions a year.
We are also increasing investment in on-site generation of renewable energy, supported by a renewable energy fund created in 2010. GSK Consumer Healthcare installed North America’s largest roof mounted solar photo voltaic system at its regional distribution centre in York, Pennsylvania. It will save nearly 1,800 tonnes of carbon dioxide emissions per year.
GSK’s global operations were certified to Carbon Trust Standard in 2010, the first company to achieve this recognition of excellence in carbon management for all global operations.
Water
Water is a particularly important natural resource, and we recognise that GSK can play a positive role in managing it more sustainably. We endorsed the United Nations CEO Water Mandate in 2009.
In 2010 we reduced water consumption by almost 500 million litres despite significant business growth in our vaccines manufacturing business. Net water consumption fell by 1.6% per £1 of sales, a cumulative reduction of 15.7% since 2006, exceeding our target of 10%.
We also exceeded our targets for improving the quality of waste water.
Environmental stewardship
We aim to use materials efficiently and safely, minimising waste and pollution and avoiding harm to people and the environment.
Increasing the efficiency with which we use materials is a priority. Our long-term aspiration is to achieve 5% mass efficiency by 2020 for new pharmaceutical products transferred from R&D to manufacturing. This is about five times the typical level in the pharmaceutical industry and will reduce input materials and waste by 80%. The average mass efficiency for new products during the 2006-2010 period has reached 3.3%.
Improvements in the efficiency of solvent use also reduced the amount of volatile organics released to air by 12.8% per £1 of sales in 2010, cumulatively 35.8% since 2006.
Packaging provides further opportunities to conserve resources and in 2010 we began to implement the sustainable packaging strategy developed in 2009. We also began to update our green packaging guide for designers and managers. In 2010, the US American Institute of Chemical Engineers presented its Industrial Practice Award in Sustainable Engineering to our operational sustainability team for its work embedding sustainability into R&D and manufacturing.
Environmental management
We manage environmental issues (as well as occupational health and safety) using a management system aligned with recognised international standards. Each business is accountable for its own sustainability plans and performance. Our central audit group includes environmental issues in its routine audits of our sites and business processes. We are working increasingly closely with suppliers and contract manufacturers to reduce environmental impacts from the supply chain.

GSK Annual Report 2010

Ethical conduct
We are committed to creating a strong ethical culture at GSK. We do this by emphasising our values, developing robust policies, recruiting and engaging the right people and equipping them with the information they need to make ethical decisions. Putting patients first is the core principle of being an ethical pharmaceutical company.
Our Code of Conduct sets out fundamental standards for all employees. It is supported by the Employee Guide to Business Conduct which helps employees make ethical decisions and emphasises GSK’s key values:
•	Commit to transparency
•	Show respect for people
•	Always demonstrate the highest integrity in your conduct
•	Be patient focused.
We stress our commitment to performance with integrity. This means that all employees must understand our values and what we stand for as well as the policies and procedures that underpin our approach.
Our internal compliance systems are designed to identify and address breaches of our codes and reinforce GSK’s values. There is continual external pressure to enhance these systems and our compliance oversight and audits are helping to drive this change. We fully investigate suspected breaches and take appropriate disciplinary action, including dismissal where appropriate.
In 2010 we reviewed and strengthened our approach to preventing, detecting and addressing bribery and corruption. We launched a dedicated anti-bribery and corruption unit which will ensure we take a consistent approach across GSK and strengthens our monitoring capability.
Also, we introduced a Third Party Code of Conduct which applies to all GSK suppliers. This sets out the standards we expect suppliers to meet and covers ethical conduct; labour practices, environmental, health and safety standards; and management. To help suppliers understand how to interact appropriately with GSK staff, the Code includes key principles from our Employee Guide to Business Conduct such as our policy on receiving gifts.
Our due diligence process for potential acquisitions takes account of ethical risks and we integrate our ethics and compliance requirements as standard practice in newly acquired businesses. We seek to enter into joint ventures with organisations that share our values.
Our employees
Recruitment, talent management and leadership develoment
In 2010, like every year, recruiting, retaining and developing our employees were critical to enhancing and sustaining our performance and reputation. Proactive talent acquisition initiatives underpin our ability to attract specialist and leadership talent externally. Our assessment process is aligned to a core set of competencies, of which ethics and integrity are central.
We need good succession plans, not just for senior roles but for all our critical positions across the organisation. We maintain a robust leadership strategy to identify and develop our highly skilled leadership cadre and use a systematic, disciplined approach to leadership development, providing tools and programmes to help leaders master skills needed to meet customer, employee and investor expectations. In 2010, we provided training to nearly 8,000 GSK leaders worldwide and also developed new programmes for future senior leaders and senior executives.
Performance and reward
The performance and development planning process means employees have business-aligned objectives and behavioural goals. Our reward systems are geared to promote high performance and help to attract and retain the best people. Performance-based pay, bonuses and share-based equity plans align employee interests with business targets.
Communication and employee involvement
Our communication channels are designed to keep employees informed, engaged and involved in activities across all areas of our organisation. We encourage two-way, open and honest communication with employees, and in 2010 we launched a new updated global intranet portal, ConnectGSK.
Feedback and monitoring mechanisms are part of every major communication event, and Q&A and feedback facilities are a core feature of our web communications channels. In 2010 we also introduced ‘Idea Engine’, an online tool which allows employees to submit ideas and recommendations.
As our business evolves, there will be changes that affect employees and we remain committed to consulting on these changes via a number of internal consultation forums and discussions with the European Employee Consultation Forum and similar bodies in countries where this is national practice.
Employee numbers by region
Inclusion and diversity
We are committed to employment policies free from discrimination against existing or potential employees on the grounds of race, colour, religion or belief, gender, sexual orientation, gender identity or expression, age, national origin, genetic make-up, disability or chronic health conditions. GSK is committed to offering people with disabilities access to the full range of recruitment and career opportunities. Every effort is made to retain and support employees who become disabled while working at GSK. For more details on diversity measures, see our Corporate Responsibility Report.
Healthy and safe high performance
To meet our mission and strategy, Employee Health and Performance initiatives focus on the health factors that enable employees to perform at the highest level by sustaining energy and engagement. The programmes developed to deliver this health strategy range from the traditional – such as immunisations, smoking control and weight management – to cutting-edge programmes in the areas of team and personal resilience, ergonomics and Energy for Performance. These programmes, available in many languages, are designed to address the root causes of excessive work pressure and low energy and engagement at work and at home. They are complemented by our commitment to flexible thinking about the way we deliver our work that enables employees to do their best work in an environment that helps them integrate their work and personal lives. For more details on the scope and impact of these programmes, see our Corporate Responsibility Report.

GSK Annual Report 2010

Financial review 2010

Pharmaceutical turnover
All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The calculation of underlying turnover is described on page 21. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 35 and by geographic segment below.
Pharmaceutical turnover declined 2% to £23.4 billion. Excluding pandemic products, Avandia and Valtrex, underlying turnover increased by 4%.
Segmental analysis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

	2010	2009	Growth*
	£m	£m	CER%	£%
USA	7,648	8,578	(11)	(11)
Europe	6,548	7,087	(6)	(8)
Emerging Markets	3,556	2,895	22	23
Asia Pacific/Japan	3,102	2,628	9	18
ViiV Healthcare	1,566	1,605	(3)	(2)
Other	962	901	(1)	7

	23,382	23,694	(2)	(1)

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given on pages 188 to 192.
Sales in the USA declined 11% to £7.6 billion, primarily due to generic competition to Valtrex, a significant reduction in sales of pandemic related products and lower sales of Avandia. Excluding these products, underlying turnover grew 3%, despite the discontinuation of GSK’s promotion of Boniva, the sale of Wellbutrin XL in May 2009, and the impact of US healthcare reform across the product range. New products (excluding pandemic vaccines) launched since 2007 grew 29% and contributed 8% of 2010 sales.
Europe pharmaceuticals sales declined 6% to £6.5 billion, primarily due to the impact of a significant reduction in sales of pandemic related products, generic competition to Valtrex and lower sales of Avandia. Excluding these products, underlying sales were flat, reflecting the impact of government austerity measures.
Emerging Markets pharmaceutical sales grew 22% to £3.6 billion, with strong growth across most product categories and also helped by pandemic related product sales of £227 million (2009 – £89 million). Asia Pacific/Japan pharmaceutical sales grew 9% to £3.1 billion. Excluding pandemic related products, Valtrex and Avandia, underlying sales grew 20% in Emerging Markets and 7% in Asia Pacific/Japan.
Pharmaceutical turnover by therapeutic area
Pharmaceutical turnover declined by 2% in 2010 as the impact of generic competition to Valtrex, lower Avandia and pandemic product sales was partly offset by growth of key products such as Seretide/Advair, Avamys/Veramyst, Avodart, Lovaza, Tyverb/Tykerb, Ventolin and the vaccines franchise.
Respiratory
Respiratory sales increased 3% to £7.2 billion.
Seretide/Advair sales grew 2% to £5.1 billion, with strong growth in Japan, up 17% to £246 million and Emerging Markets, up 16% to £328 million. Sales in the USA were level at £2.6 billion and grew 2% in Europe to £1.6 billion.
Several other respiratory products delivered growth including Avamys/Veramyst, up 33% to £193 million, Ventolin, up 8% to £522 million and Flovent, up 2% to £804 million.
Anti-virals
Anti-virals decreased 56% to £1.1 billion.
Relenza sales were £121 million (2009 – £720 million), down 84%, against the previous year where significant government pandemic orders were received. Valtrex sales declined 60% to £532 million reflecting generic competition in the USA and Europe.
Central nervous system (CNS)
CNS sales decreased 8% to £1.8 billion.
The majority of GSK’s CNS franchise is impacted by generic competition in the USA. The Wellbutrin decline of 39% primarily reflected the sale of Wellbutrin XL in the USA to Biovail in the second quarter of 2009.
Cardiovascular and urogenital
Cardiovascular and urogenital sales increased 11% to £2.6 billion, reflecting continued strong growth of key products such as Arixtra, up 19% to £301 million, Avodart, up 18% to £629 million, and Lovaza, up 17% to £530 million.
Metabolic
Metabolic sales decreased 44% to £0.7 billion.
Avandia product sales declined by 44% to £440 million. On 23rd September 2010 the European Medicines Agency suspended marketing authorisation for all rosiglitazone containing products, including Avandia, and the US Food and Drug Administration announced additional measures to ensure the benefits of Avandia continue to outweigh its risks, including a Risk Evaluation and Mitigation Strategy (REMS) programme. As a result, GSK expects global sales of rosiglitazone containing products, including Avandia, to be minimal in the future.
Oncology and emesis
Oncology and emesis sales increased 9% to £0.7 billion.
Tyverb/Tykerb, up 34% to £227 million, grew strongly in all segments. Newly launched oncology products Votrient, Arzerra and Promacta delivered sales of £38 million, £31 million and £31 million, respectively.
Vaccines
Total vaccine sales grew 15% to £4.3 billion, including £1.2 billion of pandemic vaccine sales (2009 – £883 million). Excluding flu pandemic vaccine sales, growth was 10%. Several new vaccines contributed to this growth including Synflorix, more than doubling to £221 million, Boostrix, up 29% to £181 million and Cervarix, up 26% to £242 million. Sales of Hepatitis vaccines grew 7% to £720 million, Infanrix/Pediarix grew 8% to £700 million and seasonal flu sales grew 14% to £241 million. Rotarix sales were down 18% to £235 million, as the product continues to recover market share lost following its temporary suspension from several markets earlier in the year.
Dermatologicals
Dermatology sales were £1.1 billion, including heritage GSK products and those acquired through business acquisitions, principally Stiefel in July 2009. The estimated sales growth in 2010 for the business on a pro-forma basis, excluding 2010 acquisitions, was approximately 6%. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £256 million, up 8%.

GSK Annual Report 2010

Financial review 2010
Pharmaceutical turnover by therapeutic area 2010

Total					USA			Europe			Emerging Markets			Rest of World
Therapeutic area/	2010	2009		Growth	2010		Growth	2010		Growth	2010		Growth	2010		Growth
major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	7,238	6,977	3	4	3,394	1	2	2,149	–	(2)	616	19	21	1,079	4	14
Avamys/Veramyst	193	142	33	36	69	–	1	56	27	24	31	>100	>100	37	94	>100
Flixonase/Flonase	164	171	(5)	(4)	37	37	37	40	(7)	(7)	39	11	11	48	(30)	(27)
Flixotide/Flovent	804	775	2	4	431	8	9	159	(9)	(11)	48	38	41	166	(10)	(1)
Seretide/Advair	5,139	4,977	2	3	2,604	–	–	1,601	2	–	328	16	19	606	10	21
Serevent	201	236	(16)	(15)	64	(12)	(12)	98	(16)	(16)	2	(33)	(33)	37	(23)	(16)
Ventolin	522	477	8	9	179	16	17	142	(3)	(5)	112	19	20	89	(2)	10
Zyrtec	82	75	4	9	–	–	–	–	–	–	14	–	–	68	5	11

Anti-virals	1,086	2,416	(56)	(55)	370	(68)	(68)	109	(73)	(73)	223	(3)	(1)	384	(44)	(39)
Hepsera	128	114	6	12	–	–	–	1	–	–	58	10	14	69	2	10
Relenza	121	720	(84)	(83)	43	(69)	(69)	6	(97)	(97)	1	(97)	(97)	71	(80)	(79)
Valtrex	532	1,294	(60)	(59)	252	(73)	(73)	68	(56)	(58)	28	8	8	184	2	11
Zeffix	233	217	4	7	13	(24)	(24)	26	(10)	(10)	136	17	18	58	(5)	4

Central nervous	1,753	1,870	(8)	(6)	505	(23)	(22)	540	(4)	(6)	223	17	17	485	(2)	7
system
Imigran/Imitrex	212	266	(21)	(20)	75	(39)	(39)	85	(10)	(11)	5	–	–	47	2	12
Lamictal	504	500	1	1	257	(4)	(4)	143	(6)	(7)	57	23	19	47	42	52
Requip	233	209	11	11	44	69	69	137	2	(1)	3	50	50	49	2	14
Seroxat/Paxil	482	523	(12)	(8)	27	(36)	(36)	82	(15)	(17)	73	(3)	(4)	300	(9)	(2)
Treximet	56	55	2	2	55	2	–	–	–	–	–	–	–	1	–	–
Wellbutrin	81	132	(39)	(39)	24	(73)	(73)	39	33	30	13	30	30	5	(25)	25

Cardiovascular	2,570	2,298	11	12	1,571	10	11	610	7	5	134	25	24	255	23	33
and urogenital
Arixtra	301	254	19	19	177	25	26	99	8	4	10	43	43	15	18	36
Avodart	629	530	18	19	337	5	6	175	22	18	33	50	50	84	90	>100
Coreg	171	172	(1)	(1)	170	(1)	(1)	–	–	–	–	–	–	1	–	–
Fraxiparine	222	229	(2)	(3)	–	–	–	154	(9)	(11)	55	29	31	13	(7)	(7)
Lovaza	530	450	17	18	528	17	18	–	–	–	–	–	–	2	–	–
Vesicare	114	104	9	10	113	8	9	–	–	–	–	–	–	1	–	–
Volibris	46	19	>100	>100	–	–	–	40	>100	>100	1	–	–	5	>100	>100

Metabolic	678	1,181	(44)	(43)	238	(59)	(59)	166	(38)	(40)	91	(24)	(24)	183	(17)	(11)
Avandia products	440	771	(44)	(43)	237	(45)	(44)	88	(48)	(49)	42	(43)	(45)	73	(32)	(26)
Bonviva/Boniva	78	255	(69)	(69)	–	(100)	(100)	64	(26)	(28)	2	–	–	12	22	33

Anti-bacterials	1,396	1,457	(4)	(4)	75	(28)	(27)	536	(14)	(16)	609	10	10	176	1	7
Augmentin	625	667	(6)	(6)	11	(76)	(76)	240	(17)	(19)	291	15	14	83	10	17

Oncology and	688	629	9	9	350	13	14	201	1	(1)	62	7	9	75	17	25
emesis
Arzerra	31	3	>100	>100	26	>100	>100	4	–	–	–	–	–	1	–	–
Hycamtin	144	172	(16)	(16)	83	(17)	(17)	48	(17)	(19)	7	17	17	6	(14)	(14)
Promacta	31	13	>100	>100	25	92	92	5	–	–	–	–	–	1	–	–
Tyverb/Tykerb	227	169	34	34	70	28	30	94	28	25	30	36	36	33	72	83
Votrient	38	1	>100	>100	33	>100	>100	4	–	–	–	–	–	1	–	–

Vaccines	4,326	3,706	15	17	763	(7)	(6)	1,681	(2)	(4)	927	38	39	955	85	100
Boostrix	181	139	29	30	110	51	51	43	10	8	9	29	29	19	(16)	–
Cervarix	242	187	26	29	13	>100	>100	116	(14)	(16)	25	4	9	88	>100	>100
Fluarix, FluLaval	241	211	14	14	110	51	51	63	(8)	(11)	40	(5)	(5)	28	–	12
Flu Pandemic	1,192	883	31	35	1	(99)	(99)	488	(6)	(7)	226	>100	>100	477	>100	>100
Hepatitis	720	665	7	8	307	19	19	242	(6)	(8)	88	8	10	83	15	26
Infanrix, Pediarix	700	649	8	8	146	8	9	429	8	6	50	13	11	75	3	17
Rotarix	235	282	(18)	(17)	74	(4)	(3)	38	(28)	(28)	102	(22)	(21)	21	(17)	(13)
Synflorix	221	73	>100	>100	–	–	–	43	38	34	149	>100	>100	29	>100	>100

Dermatologicals	1,087	707	51	54	358	70	70	246	48	45	286	52	56	197	26	37
Bactroban	119	123	(3)	(3)	51	(14)	(14)	27	8	4	28	7	4	13	–	18
Dermovate	74	–	–	–	–	–	–	19	–	–	30	–	–	25	–	–
Duac	116	46	>100	>100	67	>100	>100	23	>100	>100	11	>100	>100	15	>100	>100
Soriatane	71	28	>100	>100	71	>100	>100	–	–	–	–	–	–	–	–	–
Zovirax	152	129	15	18	53	>100	>100	27	(10)	(10)	26	9	13	46	(14)	(8)

Other	994	848	16	17	24	53	41	310	9	6	385	37	38	275	–	6

	21,816	22,089	(2)	(1)	7,648	(11)	(11)	6,548	(6)	(8)	3,556	22	23	4,064	6	15

ViiV Healthcare (HIV)	1,566	1,605	(3)	(2)	660	(8)	(8)	585	(5)	(8)	146	35	39	175	7	16
Combivir	363	425	(16)	(15)	143	(24)	(24)	117	(21)	(23)	63	22	29	40	(3)	5
Epivir	115	129	(12)	(11)	40	(17)	(17)	37	(22)	(24)	18	31	38	20	–	5
Epzicom/Kivexa	555	546	1	2	210	(7)	(6)	245	3	–	29	38	38	71	14	22
Lexiva	155	178	(12)	(13)	80	(19)	(19)	51	(15)	(18)	13	86	86	11	–	10
Selzentry	80	1	>100	>100	34	–	–	41	>100	>100	2	–	–	3	–	–
Trizivir	144	201	(28)	(28)	73	(30)	(30)	60	(26)	(27)	4	(43)	(43)	7	(13)	(13)

	23,382	23,694	(2)	(1)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given in the financial record on pages 194 to 198.
GSK Annual Report 2010

Financial review 2010

ViiV Healthcare (HIV)
Sales of HIV products by ViiV Healthcare were down 3% to £1.6 billion. Sales of the former Pfizer products Selzentry and Viracept, with combined sales of £118 million and growth from Epzicom/Kivexa, up 1% to £555 million, were offset by reductions in the sales from other HIV products including Trizivir, down 28% to £144 million, Combivir, down 16% to £363 million and Epivir, down 12% to £115 million.
Consumer Healthcare turnover

	% of	2010	2009	Growth*
	total	£m	£m	CER%	£%
Over-the-counter
medicines	49	2,456	2,339	3	5
Oral healthcare	32	1,602	1,484	6	8
Nutritional healthcare	19	952	851	9	12

	100	5,010	4,674	5	7

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given on page 199.
Total Consumer Healthcare sales were up 5% to £5.0 billion, significantly exceeding market growth estimated by GSK to be approximately 2%. Sales in the Rest of World grew 13% to £2.0 billion, driven by strong growth in India and China, which grew by 19% and 18%, respectively. Europe sales were level with last year with sales of £2.0 billion and the business in the USA grew 1% to £1.0 billion.
OTC medicines
OTC product sales grew 3% to £2.4 billion in 2010, driven by sales of Panadol, nicotine replacement therapy products and dermatology products, partly offset by lower respiratory tract products and lower sales of alli.
Oral healthcare
Sales of Oral healthcare products rose 6% to £1.6 billion. Sensodyne performed strongly and denture care sales also grew. Sales of Aquafresh declined slightly.
Nutritional healthcare
Nutritional healthcare sales grew 9% to £1.0 billion, driven by the strong performance of Horlicks and growth in Lucozade sales.
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
The restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated total cost of approximately £4.5 billion, the expanded programme is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. Approximately 75% of these costs were incurred by 31st December 2010, and approximately 20% are expected to be incurred in 2011 with the balance in 2012. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be accounting write-downs.
Uncertainties exist over the exact amount and timing of cash outflows, as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2011. Given the extent and cost of the Operational Excellence restructuring programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence restructuring programme, which in 2010 amounted to £1,242 million before tax (2009 – £764 million), in a separate column in the income statement titled ‘Major restructuring’.
In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations.
The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The restructuring costs incurred in 2010 as a direct result of the acquisition of Stiefel Laboratories, Inc. in July 2009, were £103 million (2009 – £71 million). The restructuring costs incurred as a direct result of the acquisition of Reliant Pharmaceuticals Inc., the only other acquisition since October 2007 that meets the criteria set out above, were all charged and paid in 2008.

GSK Annual Report 2010

Financial review 2010

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
Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programmes following the Reliant and Stiefel acquisitions have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £753 million of the £1,348 million restructuring costs incurred in 2010 and reported in the major restructuring column.
Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £5 million of income in 2010 (2009 – £4 million cost) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.
The remaining costs of £595 million in 2010 arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including the termination of leases, accelerated depreciation, site closure costs and consultancy and project management fees. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.
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
Operating profit – total results
Total results include restructuring costs related to the Operational Excellence programme and the acquisitions of Reliant and Stiefel.

	2010		2009		Growth
	£m	%	£m	%	CER%	£%
Turnover	28,392	100	28,368	100	(1)	–

Cost of sales	(7,592)	(26.7)	(7,380)	(26.0)	3	3
Selling, general and administration	(13,053)	(46.0)	(9,592)	(33.8)	36	36
Research and development	(4,457)	(15.7)	(4,106)	(14.4)	8	9
Other operating income	493	1.7	1,135	3.9

Operating profit	3,783	13.3	8,425	29.7	(59)	(55)

Cost of sales
Cost of sales increased to 26.7% of turnover (2009 – 26.0%) reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower Avandia sales, US healthcare reforms and European austerity price cuts, and inventory and other asset write-downs, partially offset by savings from the Operational Excellence programme and lower restructuring costs of £187 million (2009 – £285 million).
Selling, general and administration
SG&A costs as a percentage of turnover increased by 12.2 percentage points to 46.0%. Excluding legal costs of £4,001 million (2009 – £591 million), SG&A costs were 31.9% of turnover (2009 – 31.7%). The increase of 0.2 percentage points reflected a 1% Sterling (1% CER) increase in SG&A on a flat sterling turnover growth. SG&A included restructuring costs of £665 million (2009 – £392 million), investment in growth markets and the full year impact of the acquisition of Stiefel partly offset by operational excellence savings in the USA and Europe and lower exchange losses on inter-company transactions. Advertising and promotion declined 1%, selling and distribution increased 1% and general and administration excluding legal increased 2%.
Research and development
R&D expenditure was 15.7% of total turnover (2009 – 14.4%) reflecting an increase in expenditure of 9% sterling (8% CER) on a flat sterling turnover growth. This included restructuring costs of £493 million (2009 – £155 million), ViiV Healthcare R&D investments and lower intangible asset impairments of £126 million (2009 – £167 million) and savings from the Operational Excellence programme. In addition, the comparison to prior year was unfavourably impacted by the one-off recognition of a recoverable balance in 2009.
Other operating income
Other operating income was £493 million (2009 – £1,135 million) primarily reflecting royalty income of £296 million (2009 – £296 million), income from the transfer to Genentech of the exclusive promotion rights to Boniva in the USA, and asset disposals of £134 million (2009 – £875 million), partially offset by equity investment impairments of £65 million (2009 – £135 million). The 2009 income included the disposal of Wellbutrin XL, various asset disposals to Aspen Pharmacare, a royalty dispute settlement gain of £78 million and the accounting gain of £296 million on the creation of ViiV Healthcare.

GSK Annual Report 2010

Financial review 2010

Operating profit – total results
Operating profit after restructuring charges of £1,345 million (2009 – £832 million) for the year ended 31st December 2010 was £3,783 million, a decrease of 59% CER (a decrease of 55% in sterling terms) compared with 2009. Excluding legal costs of £4,001 million (2009 – £591 million), operating profit was £7,784 million an 18% decline in CER terms (14% in sterling terms) principally reflecting a 1% decline in turnover, higher cost of sales, higher R&D expenditure and lower other operating income.
Profit before taxation – total results
Net finance costs

	2010	2009
Finance income	£m	£m
Interest and other finance income	102	67
Unwinding of discounts on assets	1	2
Fair value adjustments and hedges	13	1

	116	70

Finance costs

Interest costs	(767)	(770)
Unwinding of discounts on liabilities	(18)	(11)
Fair value adjustments and hedges	(21)	(2)
Other finance expense	(25)	–

	(831)	(783)

Profit on disposal of interest in associates
Profit on disposal of interest in associates was £8 million (2009 – £115 million). The 2009 profit arose from the sale of 5.7 million Quest shares. Subsequent to the 2010 year-end the Group sold its entire shareholding in Quest, which will give rise to a pre-tax profit on disposal of associates in 2011 of approximately £600 million (£250 million after tax).
Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £81 million (2009 – £64 million) arose principally from the Group’s holding in Quest.
Profit before taxation – total results
Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, total profit before taxation was £3,157 million compared with £7,891 million in 2009, a 64% CER decline and a 60% sterling decline.
Operating profit – results before major restructuring
The results before major restructuring are set out below:

	2010		2009		Growth
	£m	%	£m	%	CER%	£%
Turnover	28,392	100	28,368	100	(1)	–

Cost of sales	(7,405)	(26.1)	(7,095)	(25.0)	4	4
Selling, general and administration	(12,388)	(43.6)	(9,200)	(32.4)	35	35
Research and development	(3,964)	(14.0)	(3,951)	(13.9)	–	–
Other operating income	493	1.8	1,135	3.9

Operating profit	5,128	18.1	9,257	32.6	(48)	(45)

GSK Annual Report 2010
Cost of sales
Cost of sales increased to 26.1% of turnover (2009 – 25.0%) reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower Avandia sales, US healthcare reforms and European austerity price cuts, and inventory and other asset write-downs, partially offset by savings from the Operational Excellence programme. The company expects cost of sales as a percentage of turnover in 2011 to remain around 26%.
Selling, general and administration
SG&A costs as a percentage of turnover increased by 11.2 percentage points to 43.6%, primarily reflecting higher legal charges of £4,001 million (2009 – £591 million). See Note 29 to the financial statements ‘other provisions’ for further details.
Excluding legal costs SG&A costs were 29.5% of turnover (2009 – 30.3%). The decrease of 0.8 percentage points reflected a 3% Sterling (2% CER) decline in expenditure compared with prior year on a flat sterling turnover growth. The decline in expenditure reflected operational excellence savings in the USA and Europe and lower exchange losses on inter-company transactions, partially offset by investment in growth markets and the full year impact of the acquisition of Stiefel.
Advertising and promotion declined 1%, selling and distribution declined 4% and general and administration excluding legal declined 1%. Collectively these items accounted for a 2% decline in total SG&A. The company expects SG&A costs excluding legal charges to be around 30.5% of turnover in 2011.
Research and development
R&D expenditure was 14.0% of total turnover (2009 – 13.9%) reflecting flat expenditure on a flat sterling turnover growth. This included savings from the Operational Excellence programme, lower intangible asset impairments of £126 million (2009 – £167 million) and higher ViiV Healthcare R&D investment. The comparison to prior year was unfavourably impacted by the one-off recognition of a recoverable balance in 2009. The company expects R&D costs as a percentage of turnover to remain around 14% in 2011.
Other operating income
Other operating income was £493 million (2009 – £1,135 million) primarily reflecting royalty income of £296 million (2009 – £296 million), income from the transfer to Genentech of the exclusive promotion rights to Boniva in the USA, and asset disposals of £134 million (2009 – £875 million), partially offset by equity investment impairments of £65 million (2009 – £135 million). The 2009 income included the disposal of Wellbutrin XL, various asset disposals to Aspen Pharmacare, a royalty dispute settlement gain of £78 million and the accounting gain of £296 million on the creation of ViiV Healthcare. In 2011, the company expects other operating income to be around £600 million, excluding the profit arising on the proposed Consumer Healthcare divestments of non-core OTC brands.

Financial review 2010

Operating profit – results before major restructuring
Operating profit before major restructuring for the year ended 31st December 2010 was £5,128 million, a 48% decline in CER terms (a decrease of 45% in sterling terms). Excluding legal costs of £4,001 million (2009 — £591 million), operating profit was £9,129 million, an 11% decline in CER terms (a decrease of 7% in sterling terms) principally reflecting a 1% decline in turnover, higher cost of sales, higher R&D expenditure and lower other operating income partly offset by reduced SG&A costs. Operating profit margin excluding legal costs and other operating income was 30.4% in 2010. The company expects the operating profit margin excluding legal costs and other operating income to be around 1 percentage point lower in 2011.
Profit before taxation – results before major restructuring
Net finance costs

Finance income	2010	2009
	£m	£m
Interest and other income	102	67
Unwinding of discounts on assets	1	2
Fair value adjustments and hedges	13	1

	116	70

Finance costs

Interest costs	(767)	(770)
Unwinding of discounts on liabilities	(15)	(8)
Fair value adjustments and hedges	(21)	(2)
Other finance expense	(25)	–

	(828)	(780)

Net interest payable for the year was to 712 million (2009 – £710 million) and the company expects a similar change in 2011.
Profit on disposal of interest in associate
Profit on disposal of interest in associates was £8 million (2009 –£115 million). The 2009 profit arose from the sale of 5.7 million Quest shares. Subsequent to the 2010 year-end, GSK sold its entire shareholding in Quest, which will give rise to a pre-tax profit on disposal of associates of approximately £600 million (£250 million after tax).
Share of after tax profits of associates and joint ventures
The share of after tax profits of associates of £81 million (2009 – £64 million) arose principally from the Group’s holding in Quest Diagnostics Inc.
Profit before taxation – results before major restructuring
Taking account of net finance costs, the profit on disposal of interests in associates and the share of profits of associates, profit before tax before major restructuring was £4,505 million compared with £8,726 million in 2009, a 52% CER decline and a 48% decline in sterling terms.
Taxation charge

	2010	2009
	£m	£m
UK corporation tax at the UK statutory rate	82	600
Less double taxation relief	(156)	(183)

	(74)	417
Overseas taxation	1,496	1,997

Current taxation	1,422	2,414
Deferred taxation	(118)	(192)

Taxation on total profits	1,304	2,222

The lower tax charge for 2010 reflects higher legal charges of £4 billion (2009 – £0.6 billion).
The charge for taxation on total profits amounted to £1,304 million and represented an effective tax rate of 41.3% (2009 – 28.2%).
The charge for taxation on profit before major restructuring charges amounted to £1,544 million and represented an effective tax rate of 34.3% (2009 – 28.0%). GSK currently expects a tax rate on 2011 profits excluding the profit on the disposal of the Quest shareholding of around 27%. However, the tax due on the profit realised on the disposal of the shareholding in Quest will increase the overall tax rate for 2011 to around 29.5%. This excludes the effect of any tax that may arise on the proposed Consumer Healthcare divestments of non-core brands.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Profit for the year

	2010		2009		Growth
	£m		£m		CER%	£%
Total profit after taxation for the year	1,853		5,669		(71)	(67)
Total profit attributable to shareholders	1,634		5,531		(75)	(70)
Basic earnings per share (pence)	32.1	p	109.1	p	(75)	(71)
Basic earnings per ADS (US$)	$1.00		$3.40

Results before major restructuring profit after taxation for the year	2,961		6,283		(56)	(53)
Results before major restructuring profit attributable to shareholders	2,742		6,145		(59)	(55)
Adjusted earnings per share (pence)	53.9	p	121.2	p	(59)	(56)
Adjusted earnings per ADS (US$)	$1.67		$3.78
Weighted average number of shares (millions)	5,085		5,069

Diluted total earnings per share (pence)	31.9	p	108.2	p
Diluted total earnings per ADS (US$)	$0.99		$3.38
Diluted weighted average number of shares (millions)	5,129		5,108

Total results including restructuring costs produced a basic EPS of 32.1p compared with 109.1p in 2009. This was a 75% decline in CER terms and a 71% decline in sterling terms. Excluding major restructuring costs, EPS was 53.9p compared with 121.2p. This was a 59% decline at CER and a 56% decrease in sterling terms. The 3 percentage point currency benefit arose from the weakness of Sterling against most major international currencies compared with last year, partly offset by the strengthening of Sterling against the Euro.
Dividend
The Board has declared a fourth interim dividend of 19 pence per share resulting in a dividend for the year of 65 pence, a 4 pence increase on the 61 pence per share for 2009. The equivalent interim dividend receivable by ADR holders is 61.5296 cents per ADS based on an exchange rate of £1/$1.6192. The ex-dividend date was 9th February 2011, with a record date of 11th February 2011 and a payment date of 7th April 2011.

GSK Annual Report 2010

Financial review 2010

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
In respect of the Turnover accounting policy, the Group’s largest business is US pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in the Group’s US pharmaceuticals business:
•	GSK has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

•	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

•	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient and Affordable Care Act became law. GSK participates by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

•	Where there is historical experience of customer returns, GSK records an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.
A reconciliation of gross turnover to net turnover for the US pharmaceuticals business is as follows:

			2009		2008
	2010		(restated)		(restated)
	£m	%	£m	%	£m	%
Gross turnover	10,802	100	11,674	100	10,782	100
Chargebacks	(993)	9	(1,124)	10	(836)	8
Managed care, Medicare Part D and GPO rebates	(894)	8	(907)	8	(756)	7
US government and state programmes	(742)	7	(542)	5	(470)	4
Cash discounts	(193)	2	(200)	2	(191)	1
Customer returns	(179)	1	(172)	1	(118)	1
Prior year adjustments	38	–	24	–	35	–
Other items	(191)	2	(175)	1	(192)	2

Total deductions	(3,154)	29	(3,096)	27	(2,528)	23

Net turnover	7,648	71	8,578	73	8,254	77

Information relating to 2009 and 2008 has been restated following changes to the segmental reporting, as set out in Note 6 to the financial statements, ‘Segment information’.
Rebates given under US government and state programmes have increased in the year as a result of the US healthcare reform amendments. The additional expense arising from the new legislation include Managed Medicaid Sales being discounted at Fee-for-Service rates, an increase to the Basic Medicaid Rebate, a new definition of Average Manufacturers Price and incremental Consumer Price Index penalty on line extensions.
The total accruals for rebates, discounts, allowances and returns in the US pharmaceuticals business were as follows:

		At 31st
	At 31st	December
	December	2009
	2010	(restated)
	£m	£m
Chargebacks	50	41
Managed care, Medicare Part D and GPO rebates	422	426
US government and state programmes	445	322
Cash discounts	21	20
Customer returns	254	192
Other	28	26

Total	1,220	1,027

The accrual for rebates to US government and state programmes has increased as a result of the US healthcare reform implemented during 2010.
A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.
On this basis, US pharmaceutical inventory levels at wholesalers and in other distribution channels at 31st December 2010 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

GSK Annual Report 2010

Financial position and resources

Financial position

	2010	2009
	£m	£m
Assets
Non-current assets
Property, plant and equipment	9,045	9,374
Goodwill	3,606	3,361
Other intangible assets	8,532	8,183
Investments in associates and joint ventures	1,081	895
Other investments	711	454
Deferred tax assets	2,566	2,374
Derivative financial instruments	97	68
Other non-current assets	556	583

Total non-current assets	26,194	25,292

Current assets
Inventories	3,837	4,064
Current tax recoverable	56	58
Trade and other receivables	5,793	6,492
Derivative financial instruments	93	129
Liquid investments	184	268
Cash and cash equivalents	6,057	6,545
Assets held for sale	16	14

Total current assets	16,036	17,570

Total assets	42,230	42,862

Liabilities
Current liabilities
Short-term borrowings	(291)	(1,471)
Trade and other payables	(6,888)	(6,772)
Derivative financial instruments	(188)	(168)
Current tax payable	(1,047)	(1,451)
Short-term provisions	(4,380)	(2,256)

Total current liabilities	(12,794)	(12,118)

Non-current liabilities
Long-term borrowings	(14,809)	(14,786)
Deferred tax liabilities	(707)	(645)
Pensions and other post-employment benefits	(2,672)	(2,981)
Other provisions	(904)	(985)
Derivative financial instruments	(5)	–
Other non-current liabilities	(594)	(605)

Total non-current liabilities	(19,691)	(20,002)

Total liabilities	(32,485)	(32,120)

Net assets	9,745	10,742

Equity
Share capital	1,418	1,416
Share premium account	1,428	1,368
Retained earnings	4,779	6,321
Other reserves	1,262	900

Shareholders’ equity	8,887	10,005

Non-controlling interests	858	737

Total equity	9,745	10,742

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
The total cost of the Group’s property, plant and equipment at 31st December 2010 was £18,895 million, with a net book value of £9,045 million. Of this, land and buildings represented £3,729 million, plant and equipment £3,144 million and assets in construction £2,172 million. In 2010, GSK invested £1,038 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from Group liquid resources. At 31st December 2010, GSK had capital contractual commitments for future expenditure of £377 million and operating lease commitments of £415 million. GSK believes that its facilities are adequate for its current needs.
The Group observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environmental sustainability’ on page 32 and in Note 44 to the financial statements, ‘Legal proceedings’.
Goodwill
Goodwill has increased during the year from £3,361 million at 31st December 2009 to £3,606 million. The increase primarily reflects the goodwill arising on the acquisition of Laboratorios Phoenix S.A.I.C.yF. of £72 million and the impact of a strengthening of overseas currencies.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31st December 2010 was £8,532 million (2009 – £8,183 million). The increase in 2010 reflects additions of £252 million through business combinations, and currency movements, partly offset by the amortisation and impairment of existing intangibles.
Investments
GSK held investments, including associates and joint ventures, with a carrying value at 31st December 2010 of £1,792 million (2009 – £1,349 million). The market value at 31st December 2010 was £2,688 million (2009 – £2,225 million). The largest of these investments are in two associates: Quest Diagnostics Inc., which had a book value at 31st December 2010 of £494 million (2009 – £410 million) and Aspen Pharmacare Holdings Limited which had a book value at 31st December 2010 of £397 million (2009 – £372 million). The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.
Derivative financial instruments: assets
GSK had both non-current and current derivative financial instruments held at fair value of £190 million (2009 – £197 million). The small decrease primarily reflects a decrease in net investment hedging volumes.

GSK Annual Report 2010

Financial position and resources

Inventories
Inventory of £3,837 million has decreased by £227 million during the year. The decrease reflects initiatives to reduce manufacturing cycle times and reduce stockholding days through more efficient use of inventory throughout the supply chain.
Trade and other receivables
Trade and other receivables of £5,793 million have decreased from 2009 reflecting the recovery of significant levels of H1N1 debt during the year and specific actions taken to reduce overdue and other receivables as part of a Group initiative to reduce working capital. These reductions were partly offset by a strengthening of year-end foreign exchange rates.
Derivative financial instruments: liabilities
GSK held current and non-current derivative financial instruments held at fair value of £193 million (2009 – £168 million current) relating primarily to hedging exchange on translation of currency assets on consolidation. The small increase reflects marginally higher currency volatility on the Euro, US dollar and Yen.
Trade and other payables
Trade and other payables amounting to £6,888 million have increased from 2009, reflecting working capital initiatives to extend supplier terms towards the Group’s 60-day term objective and a strengthening of year-end foreign exchange rates.
Provisions
The Group carried deferred tax provisions and other short-term and non-current provisions of £5,991 million at 31st December 2010 (2009 – £3,886 million) in respect of estimated future liabilities, of which £4,000 million (2009 – £2,020 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.
Pensions and other post-employment benefits
The Group accounts for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,224 million (2009 – £1,745 million) on pension arrangements and £1,425 million (2009 – £1,213 million) on unfunded post-employment liabilities. The pension liabilities decreased following an increase in asset values in the UK and the USA, deficit reduction contributions by the company and a decrease in the long-term inflation rate, partly offset by reductions in the rate used to discount UK pension liabilities from 5.7% to 5.5% and the rate used to discount US pension liabilities from 5.75% to 5.2%.
In December 2010, the UK scheme purchased an insurance contract, that will guarantee payment of specified pensioner liabilities. This contract was valued at £0.7 billion at 31st December 2010.
Net debt

	2010	2009
	£m	£m
Cash, cash equivalents and liquid investments	6,241	6,813
Borrowings – repayable within one year	(291)	(1,471)
Borrowings – repayable after one year	(14,809)	(14,786)

Net debt	(8,859)	(9,444)

Net debt decreased by £585 million due to the free cash flow generated by the company exceeding the amounts paid in dividends to shareholders and invested in new businesses.
Movements in net debt

	2010	2009
	£m	£m
Net debt at beginning of year	(9,444)	(10,173)
(Decrease)/increase in cash and bank overdrafts	(642)	1,054
Cash inflow from liquid investments	(91)	(87)
Net increase in long-term loans	–	(1,358)
Net repayment of short-term loans	1,290	102
Debt of subsidiary undertakings acquired	(20)	(9)
Exchange movements	61	1,041
Other movements	(13)	(14)

Net debt at end of year	(8,859)	(9,444)

Total equity
A summary of the movements in equity is set out below.

	2010	2009
	£m	£m
Total equity at beginning of year	10,742	8,318
Total comprehensive income for the year	2,086	4,996
Dividends to shareholders	(3,205)	(3,003)
Ordinary Shares issued	62	43
Changes in non-controlling interests	–	338
Put option over non-controlling interest	–	(2)
Consideration received for shares transferred by ESOP Trusts	17	13
Ordinary Shares acquired by ESOP Trusts	(16)	(57)
Share-based incentive plans	175	171
Tax on share-based incentive plans	2	14
Distributions to non-controlling interests	(118)	(89)

Total equity at end of year	9,745	10,742

At 31st December 2010, total equity had decreased from £10,742 million at 31st December 2009 to £9,745 million. The decrease arose principally from the increased provision for legal charges in the year.
Share purchases
In 2010, the Employee Share Ownership Plan (ESOP) Trusts acquired £16 million of shares in GSK plc (2009 – £57 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.
At 31st December 2010, the ESOP Trusts held 105 million (2009 – 118 million) GSK shares against the future exercise of share options and share awards. The carrying value of £845 million (2009 – £1,138 million) has been deducted from other reserves. The market value of these shares was £1,308 million (2009 – £1,554 million).

GSK Annual Report 2010

Financial position and resources

GSK did not purchase any of its own shares in 2010 (2009 – £nil). On 3rd February 2011, GSK announced that the company intends to repurchase £1-2 billion of shares in 2011, depending on market conditions and other factors. The exact amount and timing of future purchases after 2011, and whether the shares will be held as Treasury shares or be cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31st December 2010, GSK held 474.2 million shares as Treasury shares (2009 – 474.2 million shares), at a cost of £6,286 million (2009 – £6,286 million), which has been deducted from retained earnings.
No shares were purchased in the period 1st January 2011 to 3rd February 2011. In the period 4th February 2011 to 24th February 2011 10.4 million shares were purchased at a cost of £123.4 million.
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
Contractual obligations and commitments
The following table sets out the Group’s contractual obligations and commitments at 31st December 2010 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Loans	14,997	259	4,158	2,407	8,173
Interest on loans	10,312	755	1,394	1,097	7,066
Finance lease obligations	103	32	45	18	8
Finance lease charges	16	5	8	3	–
Operating lease commitments	415	123	119	57	116
Intangible assets	11,762	720	1,626	2,150	7,266
Property, plant & equipment	380	278	95	7	–
Business combinations	285	253	12	20	–
Investments	37	16	–	21	–
Purchase commitments	1,127	239	314	293	281
Pensions	1,095	365	730	–	–
Other commitments	242	110	78	49	5

Total	40,771	3,155	8,579	6,122	22,915

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives. The Group has entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, the Group will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £8.6 billion of which relates to externalised projects in the discovery portfolio. A number of new commitments were made in 2010 under licensing and other agreements, including arrangements with Amicus Therapeutics Inc., Amplimmune Inc., Apeiron Biologics AG, Fondazione Telethon, Isis Pharmaceuticals Inc. and Shionogi & Co. Limited.
In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions over a five year period, to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The table above shows this commitment but excludes the normal ongoing annual funding requirement of approximately £130 million. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.
Contingent liabilities
The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	110	64	1	1	44
Other contingent liabilities	55	22	10	1	22

Total	165	86	11	2	66

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
It is the Group’s policy to provide for the settlement costs of asserted claims and environmental disputes when an outflow of resources is considered probable and a reliable estimate may be made. Prior to this point no liability is recorded. Legal and environmental costs are discussed in ‘Risk factors’ on pages 53 to 57 and Note 44 to the financial statements, ‘Legal proceedings’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open taxation assessments. The ultimate liability for such matters may vary significantly from amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in Note 14 to the financial statements, ‘Taxation’.

GSK Annual Report 2010

Financial position and resources

Cash flow
A summary of the consolidated cash flow is set out below.

	2010	2009
	£m	£m
Net cash inflow from operating activities	6,797	7,841
Net cash outflow from investing activities	(1,868)	(4,013)
Net cash outflow from financing activities	(5,571)	(2,774)

(Decrease)/increase in cash and bank overdrafts	(642)	1,054
Exchange adjustments	81	(158)
Cash and bank overdrafts at beginning of year	6,368	5,472

Cash and bank overdrafts at end of year	5,807	6,368

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,057	6,545
Overdrafts	(250)	(177)

	5,807	6,368

The net cash inflow from operating activities after taxation paid was £6,797 million, a decrease of £1,044 million over 2009 reflecting higher legal settlements in the year partly offset by a net working capital reduction.
The net cash outflow from investing activities was £1,868 million, a decrease of £2,145 million which primarily reflected lower business purchases during 2010 of £354 million. In 2009 business purchases were £2,792 million primarily Stiefel Laboratories, Inc. In addition purchases of property, plant and equipment were lower by £404 million in 2010.
Free cash flow
Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to non-controlling interests, and after capital expenditure on non-current tangible and intangible assets.
Free cash flow was adversely impacted by legal settlements of £2,047 million (2009 – £254 million). Free cash flow excluding legal settlements was £6,533 million in 2010, compared with £5,508 million in 2009, the improvement reflecting the reduction in working capital and lower expenditure on property, plant & equipment.
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
Reconciliation of free cash flow

	2010	2009
	£m	£m
Net cash inflow from operating activities	6,797	7,841
Purchase of property, plant and equipment	(1,014)	(1,418)
Purchase of non-current intangible assets	(621)	(455)
Disposal of property, plant and equipment	92	48
Interest paid	(775)	(780)
Interest received	107	90
Dividends received from joint ventures and associated undertaking	18	17
Distributions to non-controlling interests	(118)	(89)

Free cash flow	4,486	5,254

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
Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £1,635 million (2009 – £1,873 million). Disposals realised £218 million (2009 – £404 million). Cash payments to acquire equity investments of £279 million (2009 – £154 million) were made in the year and sales of equity investments realised £27 million (2009 – £59 million).
Future cash flow
The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements, to meet the expenditure arising from the major restructuring programmes (the precise timing of which is uncertain) outlined in Note 7 to the financial statements, ‘Major restructuring programmes’ and to meet other routine outflows including tax and dividends, subject to the ‘Risk factors’ discussed on pages 53 to 57. GSK may from time to time have additional demands for finance, such as for acquisitions and share repurchases. It has access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.

GSK Annual Report 2010

Financial position and resources

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
Payment performance
At 31st December 2010, the average number of days’ payable outstanding represented by trade payables of the parent company was nil (2009 – nil) and in respect of the company and its UK subsidiaries in aggregate was 50 days (2009 – 44 days).
Treasury policies
GSK reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 7th October 2010.
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
Operating cash flow is used to fund investment in research and development of new products. It is also used to make the routine outflows of capital expenditure, tax, dividends, repayment of maturing debt and, to the extent determined by the Board, share repurchases. In 2011, as part of a new long-term share buy-back programme and depending on market conditions and other factors, we expect to re-purchase £1-2 billion of shares.
Our policy is to borrow centrally using a variety of capital market issues and borrowing facilities to meet anticipated funding requirements.
These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to pay dividends and make acquisitions. GSK did not make any share repurchases in 2010.
For further details see Note 41 to the financial statements ‘Financial instruments and related disclosures’.
Liquidity
As at 31st December 2010, our cash and liquid investments were held as follows:

	2010	2009
	£m	£m
Bank balances and deposits	5,660	5,206
US Treasury and Treasury repo only money market funds	360	1,305
Corporate debt instruments	10	10
Government securities	211	292

	6,241	6,813

Our centrally managed cash reserves amounted to £3.0 billion at 31st December 2010, all available within 3 months. This excludes £0.9 billion centrally managed cash held by ViiV Healthcare, an 85% owned subsidiary. We also had $3.9 billion of undrawn committed facilities. As at that date we had short term overdrafts and loans repayable within one year of £259 million. We had net debt of £8.9 billion at 31st December 2010. The table below summarises cash and gross debt after the effects of hedging.

	2010	2009
	£m	£m
Cash and liquid investments	6,241	6,813
Gross debt – fixed	(13,740)	(13,706)
– floating	(1,358)	(2,550)
– non-interest bearing	(2)	(1)

Net debt	(8,859)	(9,444)

We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under a $10 billion commercial paper programme and $3.9 billion of committed facilities. The facilities were last renewed in October 2010. We consider this level of committed facilities to be adequate given current liquidity requirements. For further information on these facilities, see Note 32 to the financial statements, ‘Net debt’. We also benefit from strong positive cash flow from operating units.
We have a European Medium Term Note programme of £15 billion. At 31st December 2010, we had £8.3 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2010, we had $10.1 billion (£6.5 billion) of notes in issue under this programme. The TMG monitors the cash flow forecast on a monthly basis.
The long-term borrowings mature at dates between 2012 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s Investors Service ‘Moody’s’. Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

GSK Annual Report 2010

Financial position and resources
Maturity profile of gross debt

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
For this purpose, our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.
We manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
We seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required.
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
Interest rate risk management
The policy on interest rate risk management limits the amount of floating rate interest payments to a prescribed percentage of trading profit.
We use a series of interest rate swaps to re-denominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.
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
We continue to benefit from strong positive cash flow from operating activities. Our net debt has decreased in the year to 31st December 2010, reflecting the benefits of our ongoing restructuring programme and the success of our working capital initiatives.
The financial assets and liabilities at 31st December 2010 are representative of our treasury policies and strategies approved by the Board of Directors, most recently on 7th October 2010. In 2010, GSK did not raise any debt in the Capital Markets or make any share repurchases.

GSK Annual Report 2010

Financial review 2009

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2009 with the results for the year to 31st December 2008.
Financial information and the discussion that follows is presented on the basis that GSK was organised and managed in 2009.
Exchange
The currencies that most influence the Group’s results remain the US dollar, the Euro and the Japanese Yen.
During 2009, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with 2008. 2009 year-end Sterling exchange rates were stronger against all three currencies compared with those at 31st December 2008.
Pharmaceutical turnover
All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 48 and by geographic region on page 49.
Pharmaceutical turnover grew 2% to £23.7 billion. Pharmaceuticals growth was helped by sales of pandemic products. On a regional basis, the USA declined 13% reflecting continued erosion of several products due to generic competition. Strong performances were delivered in Europe, up 9%), Emerging Markets, up 20% and Asia Pacific/Japan, up 16%. The sales contribution of Stiefel, which was acquired on 22nd July 2009, totalled £248 million.
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
Seretide/Advair grew 5% to £5.0 billion, with especially strong growth in Emerging Markets, up 21% to £276 million and Japan, up 79% to £195 million. Ventolin sales grew 26% to £477 million, driven by its performance in the USA where sales more than doubled to £153 million. Veramyst sales rose 72% to £142 million.
Anti-virals
Anti-virals increased 12% to £4.2 billion.
Relenza sales were £720 million in 2009 (2008 – £57 million) reflecting the successful capacity expansion to meet government orders across the world and a strong retail performance in Japan of £191 million. Sales of Valtrex declined 8% to £1.3 billion as a result of generic competition to the product in the USA which began in November 2009.
Sales of HIV medicines totalled £1.6 billion, down 7% for the year. Epzicom sales grew 8% to £546 million but this was more than offset by declines across the rest of the portfolio. ViiV Healthcare, the specialist HIV company established by GSK and Pfizer, was officially launched on 3rd November 2009.
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
Sales of GSK’s new Synflorix vaccine totalled £73 million, reflecting launches in several markets and the beginning of shipments to the Brazilian Government as part of the 10-year, $1.5 billion agreement signed in August 2009. Other strong contributors to growth for the year included Boostrix, up 73% to £139 million, Cervarix, up 38% to £187 million and Rotarix, up 50% to £282 million. Partially offsetting these performances, sales of Infanrix/Pediarix fell 15% to £649 million, primarily as a result of the continued impact of increased competition in the DTPa sector in the USA. Hepatitis vaccines sales also fell 11% to £665 million in part due to a competitor product returning to the US market.

GSK Annual Report 2010

Financial review 2009
Pharmaceutical turnover by therapeutic area 2009

	Total				USA			Europe			Rest of World
Therapeutic area/	2009	2008		Growth	2009		Growth	2009		Growth	2009		Growth
major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	6,977	5,817	5	20	3,323	3	22	2,201	3	11	1,453	14	30
Avamys/Veramyst	142	72	72	97	68	2	21	45	>100	>100	29	>100	>100
Flixonase/Flonase	171	186	(20)	(8)	27	(56)	(48)	43	(21)	(17)	101	2	23
Flixotide/Flovent	775	677	–	14	396	5	25	178	(4)	2	201	(6)	9
Seretide/Advair	4,977	4,137	5	20	2,592	1	20	1,609	5	14	776	23	39
Serevent	236	263	(19)	(10)	73	(14)	1	116	(18)	(15)	47	(31)	(15)
Ventolin	477	339	26	41	153	>100	>100	150	1	9	174	2	12
Zyrtec	75	38	58	97	–	–	–	–	–	–	75	58	97

Anti-virals	4,150	3,206	12	29	1,897	–	19	1,074	16	26	1,179	32	56
HIV	1,605	1,513	(7)	6	716	(6)	12	635	(10)	–	254	(3)	7
Agenerase, Lexiva	178	160	(4)	11	99	1	19	62	(8)	2	17	(13)	6
Combivir	425	433	(13)	(2)	187	(12)	4	151	(17)	(9)	87	(7)	–
Epivir	129	139	(19)	(7)	48	(13)	2	49	(24)	(16)	32	(18)	(6)
Epzicom/Kivexa	546	442	8	24	223	6	25	244	6	17	79	25	44
Trizivir	201	212	(17)	(5)	104	(17)	(2)	82	(21)	(11)	15	–	7
Ziagen	105	106	(13)	(1)	51	(4)	13	35	(14)	(3)	19	(28)	(24)
Valtrex	1,294	1,195	(8)	8	942	(9)	8	160	–	11	192	(13)	6
Relenza	720	57	>100	>100	137	>100	>100	212	>100	>100	371	>100	>100
Zeffix	217	188	(1)	15	17	(7)	13	29	(4)	7	171	–	17

Central nervous system	1,870	2,897	(44)	(35)	651	(69)	(64)	574	(7)	2	645	4	25
Imigran/lmitrex	266	687	(65)	(61)	123	(79)	(78)	96	(8)	–	47	(2)	15
Lamictal	500	926	(53)	(46)	267	(68)	(62)	154	(4)	5	79	6	16
Requip	209	266	(30)	(21)	26	(78)	(75)	138	(5)	4	45	16	45
Requip XL	123	43	>100	>100	32	>100	>100	89	>100	>100	2	–	–
Seroxat/Paxil	523	514	(15)	2	42	(51)	(47)	99	(21)	(14)	382	(5)	19
Treximet	55	25	88	>100	55	84	>100	–	–	–	–	–	–
Wellbutrin, Wellbutrin XL	132	342	(67)	(61)	88	(76)	(72)	30	50	67	14	(7)	–

Cardiovascular and urogenital	2,298	1,847	8	24	1,415	8	28	583	3	14	300	18	32
Arixtra	254	170	29	49	141	35	60	95	18	34	18	55	64
Avodart	530	399	16	33	319	11	32	148	13	25	63	51	62
Coreg	172	203	(29)	(15)	171	(28)	(15)	–	–	–	1	(67)	(67)
Fraxiparine	229	226	(7)	1	–	–	–	173	(10)	(3)	56	6	17
Levitra	75	60	7	25	70	4	23	4	33	33	1	–	–
Lovaza	450	290	31	55	448	31	55	–	–	–	2	100	100
Vesicare	104	71	24	46	104	24	46	–	–	–	–	–	–
Volibris	19	2	>100	>100	–	–	–	18	>100	>100	1	–	–

Metabolic	1,181	1,191	(14)	(1)	581	(17)	(2)	275	(15)	(6)	325	(8)	6
Avandia products	771	805	(16)	(4)	425	(17)	(2)	171	(21)	(14)	175	(9)	1
Avandia	462	512	(21)	(10)	276	(22)	(8)	67	(24)	(18)	119	(18)	(9)
Avandamet	268	256	(8)	5	122	(6)	12	99	(19)	(11)	47	19	31
Bonviva/Boniva	255	237	(7)	8	155	(16)	(1)	89	7	20	11	57	57

Anti-bacterials	1,592	1,429	2	11	173	(16)	(1)	662	(4)	4	757	13	22
Augmentin	667	587	4	14	45	(22)	(8)	295	–	8	327	14	23

Oncology and emesis	629	496	10	27	308	7	27	204	10	21	117	23	39
Hycamtin	172	140	7	23	100	4	23	59	10	20	13	20	30
Promacta	13	–	–	–	13	–	–	–	–	–	–	–	–
Tyverb/Tykerb	169	102	45	66	54	(4)	15	75	62	79	40	>100	>100
Zofran	109	110	(11)	(1)	9	>100	>100	52	(24)	(17)	48	(5)	9

Vaccines	3,706	2,539	30	46	815	9	30	1,744	37	51	1,147	37	52
Boostrix	139	70	73	99	73	77	>100	40	38	54	26	>100	>100
Cervarix	187	125	38	50	4	–	–	138	23	33	45	100	>100
Fluarix, FluLaval	211	215	(13)	(2)	73	(27)	(14)	71	(18)	(9)	67	17	29
Flu pandemic	883	66	>100	>100	187	>100	>100	525	>100	>100	171	>100	>100
Hepatitis (Engerix/	665	665	(11)	–	257	(21)	(7)	262	(8)	–	146	2	15
Fendrix, Havrix, Twinrix)
Infanrix, Pediarix	649	682	(15)	(5)	134	(47)	(37)	406	(3)	8	109	5	17
Rotarix	282	167	50	69	76	>100	>100	53	14	23	153	33	49
Synflorix	73	–	–	–	–	–	–	32	–	–	41	–	–

Other	1,063	959	1	11	17	–	6	364	7	13	662	(2)	10

	23,446	20,381	1	15	9,180	(13)	3	7,681	9	18	6,585	16	32

Stiefel products	248		–	–

	23,714		2	16

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
GSK Annual Report 2010

Financial review 2009

Regional analysis
The turnover reported in the table below represents sales invoiced by GSK’s local entity to its customers in the local market plus co-promotion income within each market.

	2009	2008	Growth*
	£m	£m	CER%	£%
USA	9,180	8,894	(13)	3
Europe	7,681	6,483	9	18
Emerging Markets	2,973	2,290	20	30
Asia Pacific/Japan	2,700	1,918	16	41
Other trading‡	1,180	796	29	46

	23,714	20,381	2	16

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

‡	Including Stiefel
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
Consumer Healthcare turnover

	% of	2009	2008	Growth*
	total	£m	£m	CER%	£%
Over-the-counter medicines	50	2,319	1,935	8	21
alli		203	75	>100	>100
Breathe Right		92	81	(1)	14
Cold sore franchise		96	89	(3)	8
Nicotine replacement therapy		339	299	(1)	13
Panadol franchise		393	324	10	21
Tums		106	91	(1)	16

Oral healthcare	32	1,484	1,240	7	20
Aquafresh franchise		496	452	(1)	10
Biotene		26	1	>100	>100
Denture care		336	271	8	24
Sensodyne franchise		457	363	13	26

Nutritional healthcare	18	851	796	3	7
Lucozade		376	382	(3)	(2)
Horlicks		255	204	17	25
Ribena		160	161	(4)	(1)

	100	4,654	3,971	7	18

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.
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

GSK Annual Report 2010

Financial review 2009

Results before major restructuring and total results
In October 2007, GSK announced a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009.
In addition to the costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations.
The acquisition of Stiefel Laboratories, Inc. in July 2009 was the only acquisition that meets the criteria set out above. This is the only acquisition in 2009 where the costs incurred as a direct result of a related restructuring programme has been included in the major restructuring column. The restructuring costs expected to be incurred as a direct result of this acquisition are estimated to be approximately £205 million, of which £71 million was charged in 2009. The restructuring costs incurred as a direct result of the acquisition of Reliant Pharmaceuticals Inc., the only other acquisition since October 2007 that meets the criteria set out above, were all charged and paid in 2008.
Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programmes following the Reliant and Stiefel acquisitions have been reported in the major restructuring column in the income statement. As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £574 million of the £835 million restructuring costs incurred in 2009. The remaining costs of £261 million in 2009 arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.
For the latest position on Results before major restructuring and total results see Results before major restructuring and total results in the 2010 Financial review on page 36.
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
Operating profit–total results
Total operating profit for the year was £8,425 million, an increase of 4% CER and 18% in Sterling terms, compared with 2008. The operating profit margin increased 0.4 percentage points reflecting higher other operating income and broadly flat R&D expenditure, partially offset by increases in cost of sales and SG&A.

GSK Annual Report 2010

Financial review 2009

Profit before taxation – total results
Net finance costs

Finance income	2009	2008
	£m	£m
Interest and other finance income	67	321
Unwinding of discounts on assets	2	1
Fair value adjustments and hedges	1	(9)

	70	313

Finance costs

Interest costs	(770)	(829)
Unwinding of discounts on liabilities	(11)	(16)
Fair value adjustments and hedges	(2)	2

	(783)	(843)

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

GSK Annual Report 2010

Financial review 2009

Profit before taxation – results before major restructuring
Net finance costs

Finance income	2009	2008
	£m	£m
Interest and other income	67	321
Unwinding of discounts on assets	2	1
Fair value adjustments and hedges	1	(9)

	70	313

Finance costs

Interest costs	(770)	(829)
Unwinding of discounts on liabilities	(8)	(11)
Fair value adjustments and hedges	(2)	2

	(780)	(838)

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
Taxation

	2009	2008
	£m	£m
UK corporation tax	417	289
Overseas taxation	1,997	1,589

Current taxation	2,414	1,878
Deferred taxation	(192)	69

Taxation on total profits	2,222	1,947

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
On 19th November 2009 the IRS conceded all asserted tax deficiencies and penalties arising from its reclassification of an inter-company financing arrangement from debt to equity resulting in no additional tax cost to GSK.
For the latest position on Taxation see ‘Taxation’ in the Financial review on page 39.
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
Dividend
The Board declared a fourth interim dividend of 18 pence per share resulting in a dividend for the year of 61 pence; a four pence increase over the 57 pence per share for 2008.

GSK Annual Report 2010

Risk factors

There are risks and uncertainties relevant to the Group’s business, financial condition and results of operations that may affect the Group’s performance and ability to achieve its objectives. The factors below are among those that the Group believes could cause its actual results to differ materially from expected and historical results. There are other risks and uncertainties that may affect the Group’s performance and ability to achieve its objectives that are not currently known to the Group, or which are deemed immaterial.
The Group reviews and assesses significant risks on a regular basis and has implemented an oversight programme to help ensure that there is a system of internal control in place. This system includes policies and procedures, communication and training programmes, supervision and monitoring and processes for escalating issues to the appropriate level of senior management. Such a system helps facilitate the Group’s ability to respond appropriately to risks and to achieve Group objectives and helps ensure compliance with applicable laws, regulations and internal policies. The Group’s management of risks is further discussed on pages 71 to 73 ‘Corporate Governance’.
It is not possible, however, for the Group to implement controls to respond to all the risks that it may face, and there can be no assurance that the steps the Group has taken to address certain risks will manage these risks effectively or at all. The six principal risks that might affect GSK’s business are broken down in the following areas:
Risk that R&D will not deliver commercially successful new products
The Group operates in highly competitive markets. In the pharmaceuticals and vaccines businesses, it faces competition from both proprietary products of large international manufacturers and from producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors may materially and adversely affect the Group’s financial results. The Group cannot always predict the timing or impact of competitive products or their potential impact on sales of the Group’s products. In light of the competitive environment in which the Group operates, continued development of commercially viable new products as well as the development of additional uses for existing products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales.
Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the development process, and one or more late stage product candidates could fail to receive regulatory approval.
New product candidates may appear promising in development but, after significant investment of Group economic and human resources, may fail to reach the market or have only limited commercial success. This, for example, could be as a result of efficacy or safety concerns, an inability to obtain necessary regulatory approvals, difficulty manufacturing or excessive manufacturing costs, erosion of patent terms as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or an inability to differentiate the product adequately from those with which it competes. Furthermore, health authorities such as the US FDA, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety and product differentiation when assessing the benefit/risk balance of drugs, which has made it more difficult for pharmaceutical products to gain regulatory approval.
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
Intellectual property protection
Competition from generic manufacturers
The Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products, particularly in the USA where the Group has its highest turnover and margins, typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The Group had eleven pharmaceutical products with over £500 million in annual global sales in 2010. Among these products are Augmentin, Lamictal IR, Ventolin, and Valtrex for which there is generic competition in the USA and certain markets in Europe. In addition, as detailed on page 7, the timing and impact of entry for a follow-on product to Seretide/Advair that contains the same active ingredients is uncertain.
Generic drug manufacturers have also exhibited a readiness to market generic versions of many of the Group’s most important products prior to the expiration of the Group’s patents. Efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group’s patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA and Europe, the Group’s financial results would be adversely affected. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on page 15. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.
Potential changes in intellectual property laws and regulations
Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries. These include proposals that could have the effect of making prosecution of patents for new products more difficult and time consuming or that could adversely affect the exclusivity period for the Group’s products, including biological products. Should such proposals be enacted, they may materially and adversely affect the Group’s financial results. For example, in 2010, as part of the comprehensive healthcare reform in the USA, new regulations for follow-on biologics were introduced that allow a sufficiently similar biologic to be able to rely on an innovator’s approval following a 12-year data exclusivity period. In addition, the current administration in the USA has proposed reducing from 12 years to seven the period of time pharmaceutical companies may keep their products exclusive of generic competition.

GSK Annual Report 2010

Risk factors

Weakness of intellectual property protection in certain countries
In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. Some developing countries have reduced, or threatened to reduce, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers. Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its intellectual property to a competitor), could materially and adversely affect the Group’s financial results in those markets. Absence of adequate patent protection could limit the opportunity to rely on such markets for future sales growth for the Group’s products.
Risk of substantial adverse outcome of litigation and government investigations
See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of proceedings and governmental investigations currently involving the Group which, if proven, could give rise to civil and/or criminal liabilities. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. The Group has made material provisions in 2010 and prior years related to such legal proceedings and investigations, which reduced its earnings.
In the future, the Group may also make additional significant provisions related to legal proceedings and investigations which would reduce its earnings. In many cases, the Group believes that it is the practice of the plaintiff bar to claim damages in amounts that bear no reasonable relationship to the underlying harm allegedly caused by the Group’s products or its actions. Accordingly, it may be potentially misleading for the Group to quantify, based on the amount of damages claimed, its potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements, ‘Legal proceedings’.
Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and reduced the capacity of insurers to provide coverage for pharmaceutical companies generally, including the Group.
In order to contain insurance costs in recent years, the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure in some areas, and a lesser degree in others, in order to optimise the value of insurance markets. In addition, where claims are made under insurance policies, insurers regularly reserve the right to deny coverage on various grounds.
Product liability litigation
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory authorities. Notwithstanding the efforts the Group makes to determine the safety of its products through regulated clinical trials, unanticipated side effects may become evident only when drugs and vaccines are introduced into the marketplace.
In other instances, third parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding the safety of pharmaceutical products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open ended exposure and thus could materially and adversely affect the Group’s financial results.
Anti-trust litigation
In the USA, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the initial prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA. Similarly, anti-trust claims may be brought following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim against the Group could materially and adversely affect the Group’s financial results.
Sales and marketing regulation
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
In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against the Group. Any of these consequences could materially and adversely affect the Group’s financial results.

GSK Annual Report 2010

Risk factors

Governmental, payer and regulatory controls
Pricing
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
For example, in the USA, where the Group has its highest margins and the most sales for any country, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes, primarily Medicare and Medicaid. Pricing pressures are likely to increase as the US government’s share of national health spending continues to increase. Additionally, due to passage of comprehensive health care reform in 2010, the US government’s role in providing or subsidising health insurance is expected to significantly expand in 2014, which indicates the growing role and leverage the government will bring to bear on the Group’s rebate liability with respect to US federal programs.
In recent years, a number of states have also proposed or implemented various schemes to control prices for their low-income and senior citizens’ programmes, including increasing the rebate liability of pharmaceutical companies, importation from other countries and bulk purchases of drugs. Given the new state mandates contained in the US health care reform law, which will increase the number of Medicaid eligible participants, and the economic pressures on state government budgets, pricing pressures on the Group’s products are likely to increase. Any of these trends may materially and adversely affect the Group’s financial results.
Regulatory controls
The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical, vaccine and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. As detailed on page 18 health authorities have increased their focus on safety when assessing the risk/benefit balance of drugs in the context of not only initial product approval but also in the context of approval of additional indications and review of information regarding marketed products. Stricter regulatory controls also heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.
In addition, in some cases, the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety (for example, the decline in sales of Avandia beginning in 2007 following publicity around questions regarding risks associated with the product), whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may materially and adversely affect the Group’s financial results.
Risk of interruption of product supply
The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key services and materials or the Group’s own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or the incurring of fines or disgorgement could materially and adversely affect the Group’s financial results.
Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.
Unaffiliated third-party suppliers provide a number of goods and services to the Group’s operations. Many of these services, for example, services provided by clinical research organisations to support development of key products, are very important to the operations of the Group’s businesses. Materials provided by third-party suppliers are necessary for the commercial production of our products, including speciality chemicals, commodities and components necessary for the manufacture and packaging of many of the Group’s Pharmaceutical and Consumer Healthcare products. While the Group does not believe that any of these third-party relationships are individually significant in the context of the overall Group, the failure of any third-party supplier to fulfil its contractual obligations in a timely manner may result in delays or service interruptions, which may materially and adversely affect the Group’s financial results.
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

GSK Annual Report 2010

Risk factors

The tax charge included in the financial statements is the Group’s best estimate of its tax liability but, until such time as audits by tax authorities are concluded, there is a degree of uncertainty regarding the final tax liability for the period. The Group’s policy is to submit tax returns within the statutory time limits and engage tax authorities to ensure that the Group’s tax affairs are as current as possible, and that any differences in the interpretation of tax legislation and regulation are resolved as quickly as possible. In exceptional cases where matters cannot be settled by agreement with tax authorities, GSK may have to resolve disputes through formal appeals or other proceedings. For example, the Canadian Tax Authorities are currently seeking leave to appeal a court decision in respect of transfer pricing as discussed in Note 14 to the financial statements, ‘Taxation’.
The Group deals in high value transactions on a frequent basis which may result in an increased risk of financial loss due to the mismanagement of cash or entering into high risk positions on hedge transactions, any of which could materially and adversely affect the Group’s financial results.
There are a number of further risks which could affect the financial condition or results of the Group, as follows:
Anti-bribery and corruption
The Group’s extensive and increasing international operations may give rise to possible claims of bribery and corruption. Failure to comply with applicable legislation such as the US Foreign Corrupt Practices Act and the recently enacted UK Bribery Act could expose the Group and senior officers to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could materially and adversely affect the Group’s financial results. The compliance mechanisms and monitoring programmes that the Group has in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation.
Risk from concentration of sales to wholesalers
In the USA, similar to other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 85% of the Group’s US pharmaceutical sales in 2010. At 31st December 2010, the Group had trade receivables due from these three wholesalers totalling £890 million (31st December 2009 – £867 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more are affected by financial difficulty, it could materially and adversely affect the Group’s financial results.
Global political and economic conditions
As described on page 20, many of the world’s largest economies, including the major markets in which the Group operates, and financial institutions have in the recent past faced extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. Although many of these economies have recovered in 2010, the economic recovery and its pace proved uneven.
Continued economic weakness may have a material adverse effect on the Group’s sales, results of operations, financial condition and ability to raise capital. Some of the Group’s businesses, including Pharmaceuticals and Consumer Healthcare, may be particularly sensitive to declines in consumer spending. In addition, further or renewed declines in asset prices may result in a lower return on the Group’s financial investments and may cause the value of the Group’s investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans.
The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Business review, ‘Foreign exchange management’ (see page 46). Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially and adversely affect the Group’s financial results.
The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates.

The Group operates in a number of Middle Eastern and North African markets that subsequent to the year-end are experiencing political unrest. These events may lead to business disruption and liquidity problems that could adversely impact the Group’s results.
Environmental liabilities
The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that may materially and adversely affect the Group’s financial results. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of environmental related proceedings in which the Group is involved.
Accounting standards
New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect the Group’s financial results.
International Financial Reporting Standards changes in the market valuation of certain financial instruments require gains and losses under such instruments to be reflected in the Group’s reported results before those gains or losses are actually realised. This could have a significant impact on the income statement in any given period. Accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the Group entity that owns the inventory.

GSK Annual Report 2010

Risk factors

Regulators regularly review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties. Any such investigation and required restatement could materially and adversely affect the Group’s financial results.
Protection of electronic information and assets
The Group relies on critical and sensitive data, such as personally identifiable information, trade secrets, intellectual property and corporate strategic plans. Security of this type of data is exposed to increasing external threats. The Group is also subject to various standards for the protection of personally identifiable information. Failure to implement appropriate safeguards to adequately protect against any unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of this critical or sensitive data may adversely affect the Group’s operations.
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
Implementing the Group’s strategic priorities
The Group has established three strategic priorities: to grow a diversified business, deliver more products of value, and simplify its operating model. The Group may not be able to implement its strategic priorities fully and even if the Group is able to implement its strategic priorities the strategic priorities may not deliver the expected benefits.
For example, the strategic priority to grow a diversified business involves expanding the Group’s business into Emerging Markets. The Group’s pharmaceutical sales in Emerging Markets grew 22% in 2010 to nearly £3.6 billion, and represented 15% of the Group’s 2010 pharmaceutical turnover. There is no guarantee that the Group’s sales in Emerging Markets will continue to grow or that these markets will continue to experience relatively high growth rates. Some emerging markets may be especially vulnerable to the after-effects of the recent global financial crisis, or may have very limited resources to spend on healthcare. Competition in these markets for staff with the skills and training suitable for employment at an enterprise such as the Group’s may be intense. In some emerging markets, the Group may be required to rely on third party agents, which may put the Group at risk of liability, and some emerging markets lack sufficient protection against crimes such as counterfeiting. A failure to continue to expand its business in emerging growth markets could materially and adversely affect the Group’s financial results.
In addition, the Group is undertaking a restructuring programme that has an estimated cost of approximately £4.5 billion and is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. The Group may not be able to execute fully this transformation of its business. Furthermore, changes in the Group’s structure, operations, revenues, costs or efficiency resulting from these restructuring activities or other strategic initiatives could result in higher than expected costs or other difficulties. Failure to realise the expected cost savings by the end of the restructuring programme or to achieve and maintain a competitive cost base could materially and adversely affect the Group’s financial results.

GSK Annual Report 2010

Our Board

Sir Christopher Gent
(Aged 62)
Appointed on 1st June 2004.
Chairman.
Sir Christopher is a Non-Executive Director of Ferrari SpA and was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a member of KPMG’s Chairman’s Advisory Group, a Senior Adviser at Bain & Co. and a member of the Advisory Board of Reform.
Andrew Witty (Aged 46)
Appointed on 31st January 2008.
Chief Executive Officer.
Andrew was named Chief Executive Officer Designate for GSK in October 2007 and was appointed Chief Executive Officer (CEO) on 21st May 2008. He joined the Group in 1985 and has held senior positions in Asia, Africa and the USA. Immediately prior to being appointed CEO, Andrew was President, Pharmaceuticals Europe, a position he held from January 2003. He is a Board Member of PhRMA and President of European Federation of Pharmaceutical Industries and Associations. He was appointed as Lead Non-Executive Board Member for the Department of Business, Innovation and Skills and as a Board Member of the INSEAD Business School in January 2011 and is a member of the Prime Minister’s Business Advisory Group. He is a Member of the Singapore Economic Development Board’s International Advisory Council and an Adviser to the Governor of Guangzhou, China.
Professor Sir Roy Anderson
(Aged 63)
Appointed on 1st October 2007.
Non-Executive Director.
Sir Roy is Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London. He is a member of the International Advisory Board of Hakluyt & Co. Ltd. and he is a Trustee of the Natural History Museum, London. He is a fellow of the Royal Society and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences and the French Academy of Sciences. His former positions include Rector of Imperial College and Chief Scientific Adviser at the Ministry of Defence in the UK.
Dr Stephanie Burns
(Aged 56)
Appointed on 12th February 2007.
Non-Executive Director.
Stephanie is Chairman and Chief Executive Officer of Dow Corning Corporation and sits on the US President’s Export Council. She is also the chair of the American Chemistry Council, is an officer of the Society of Chemical Industry, America Section, and on the Board for the Society for Women’s Health Research. Dr Burns holds a PhD in organic chemistry from Iowa State University.
Larry Culp (Aged 47)
Appointed on 1st July 2003.
Non-Executive Director.
Larry is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.
Sir Crispin Davis (Aged 61)
Appointed on 1st July 2003.
Non-Executive Director.
Sir Crispin is Chairman and Director of StarBev Netherlands BV, a member of Citigroup’s Global Advisory Board and serves on the Council of Oxford University. He was previously Chief Executive Officer of Reed Elsevier PLC, and prior to that appointment, Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main Board and Group Managing Director of United Distillers. In his earlier career, he worked for Procter & Gamble, where he was President of the North American Food Division.
Simon Dingemans (Aged 47)
Appointed on 4th January 2011.
Executive Director and Chief Financial Officer Designate.
Simon joined GSK from Goldman Sachs where he was a Managing Director and Partner. He has over 25 years of experience in investment banking, including most recently as leader of Goldman Sachs’ European M&A business and before that as head of UK Investment Banking.
Julian Heslop (Aged 57)
Appointed on 1st April 2005.
Chief Financial Officer.
Julian joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001 he was appointed Senior Vice President, Operations Controller. Prior to joining the Group he held senior finance roles at Grand Metropolitan. Julian will retire as Chief Financial Officer and Executive Director on 31st March 2011.

GSK Annual Report 2010

Our Board

Sir Deryck Maughan
(Aged 63)
Appointed on 1st June 2004.
Non-Executive Director.
Sir Deryck is a Partner of Kohlberg Kravis Roberts & Co, a Non-Executive Director of Thomson Reuters and BlackRock Inc., as well as serving on the Board of Directors of Lincoln Center. He was formerly Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc.
James Murdoch (Aged 38)
Appointed on 20th May 2009.
Non-Executive Director.
James is Chairman and Chief Executive, Europe and Asia of News Corporation. He is also Non-Executive Chairman of BSkyB, a member of the Board of News Corporation and Non-Executive Director of Sotheby’s. He previously served as Chief Executive Officer of BSkyB from 2003 to 2007 and was also Chairman and Chief Executive Officer of Star TV from 2000 to 2003.
Dr Daniel Podolsky
(Aged 57)
Appointed on 1st July 2006.
Non-Executive Director.
Daniel is President of the University of Texas Southwestern Medical Center and holds the Phillip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the Institute of Medicine of the US National Academy of Sciences.
Dr Moncef Slaoui (Aged 51)
Appointed on 17th May 2006.
Chairman, Research & Development.
Moncef joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline and subsequently led Worldwide Business Development for pharmaceuticals before his appointment to lead R&D. In June 2010 Moncef was given overall responsibility for GSK’s Oncology Business and over the next twelve months responsibility for GSK Biologicals will also transition to him. He is a member of the Board of the Agency for Science, Technology & Research (A*STAR) and has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.
Tom de Swaan (Aged 64)
Appointed on 1st January 2006.
Non-Executive Director.
Tom is Chairman of the Supervisory Board of VanLanschot Bankiers, a member of the Board of Directors of Zurich Financial Services and a Non-Executive Director of KPMG’s Public Interest Committee. He is also Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold and a member of the Supervisory Board of Royal DSM. He was previously a member of the Managing Board and Chief Financial Officer of ABN AMRO.
Sir Robert Wilson
(Aged 67)
Appointed on 1st November 2003.
Non-Executive Director & Senior Independent Director.
Sir Robert is Non-Executive Chairman of BG Group plc. He was previously Executive Chairman of Rio Tinto plc until his retirement in October 2003 and Chairman of The Economist Group between 2003 and 2009.

GSK Annual Report 2010

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
Simon Bicknell
Senior Vice President, Governance, Ethics and Assurance
Simon was appointed to the role in January 2011. He is responsible for risk management, compliance and internal auditing. He was formerly SVP, Company Secretary & Corporate Compliance Officer. Simon joined the Corporate Secretariat in 1984. He was appointed Company Secretary of GlaxoSmithKline plc in May 2000 and combined this position with his role as Corporate Compliance Officer from April 2006 until his current appointment.
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
Simon Dingemans
Chief Financial Officer Designate
Simon was appointed Chief Financial Officer Designate on 4th January 2011. He joined GSK from Goldman Sachs where he was a Managing Director and Partner. He has over 25 years of experience in investment banking, including most recently as leader of Goldman Sachs’ European M&A business and before that as head of UK Investment Banking.
Marc Dunoyer
Head of Rare Diseases Unit and Chairman of GSK Japan
Marc was appointed Chairman GSK Japan in January 2010 and in February 2010 to lead GSK’s rare diseases business from R&D to commercialisation. He joined the Group in 1999 and was previously President, Pharmaceuticals Japan from January 2000 until May 2008. He was President, Pharmaceuticals Asia Pacific/ Japan from May 2008 until July 2010.
Eddie Gray
President,
Pharmaceuticals Europe
Eddie became responsible for the Group’s operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.
Julian Heslop
Chief Financial Officer
Julian became Chief Financial Officer in April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, finance systems and insurance. He joined Glaxo Wellcome as Financial Controller in April 1998. He will leave the CET when he retires from GSK at the end of March 2011.
Abbas Hussain
President, Emerging Markets & Asia Pacific
Abbas joined GSK in June 2008 from Eli Lilly and Company, where he spent 20 years overseeing markets throughout Europe, Africa/Middle East and Australasia.
Bill Louv
Senior Vice President, Core Business Services & Chief Information Officer
Bill was appointed Chief Information Officer in January 2007. In addition to this role he was appointed to create and lead Core Business Services in April 2010. He is responsible for information technology across GSK. Bill joined Glaxo in 1994 as Vice President, Medical Data Sciences. Prior to his current roles, Bill was Senior Vice President, R&D Information Technology.

GSK Annual Report 2010

Our Corporate Executive Team (CET)

David Pulman
President, Global Manufacturing and Supply
David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He joined Glaxo in 1978. He has broad experience of manufacturing operations having previously led the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.
David Redfern
Chief Strategy Officer
David is responsible for proactive exploration of new business opportunities, strategic planning and dermatology. In addition to his current role he was appointed Chairman of the Board of ViiV Healthcare Ltd. with effect from 1st April 2011. He began his career with GSK in 1994 in Corporate Development before being appointed Finance Director of Europe Pharmaceuticals in 1999. He was appointed Area Director for Central Europe in 2003 and Northern Europe in 2005.
Moncef Slaoui
Chairman, Research & Development
Moncef leads the Group’s drug discovery and development activities as well as its Oncology business. Over the next 12 months he will assume operational responsibility for GSK biologicals. He joined the Group in 1988 and was a key player in building GSK’s vaccines pipeline. In 2003 he was appointed Senior Vice President, Worldwide Business Development until his current appointment in June 2006.
Jean Stéphenne
Chairman and President, Biologicals
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
Dan Troy
Senior Vice President and General Counsel
Dan joined GSK as Senior Vice President and General Counsel in September 2008. Before that he was a Partner at the Washington law firm Sidley Austin LLP and Chief Counsel for the FDA. From 2006—2007 he chaired the American Bar Association’s Section of Administrative Law, and was previously adjunct scholar at the American Enterprise Institute in Washington, DC.
Patrick Vallance
Senior Vice-President, Medicines Discovery and Development
Patrick was appointed Senior Vice President, Medicines Discovery and Development in July 2010. He is responsible for ensuring a flow of new medicines through the R&D pipeline from early discovery through to approval of the medicine. Patrick joined GSK in 2006. Prior to that he was a clinical academic and led the Division of Medicines at University College London.
Changes to the CET
Duncan Learmouth, Senior Vice President, Global Communications left the CET in August 2010 for a new role as Senior Vice President, Developing Countries and Market Access. Phil Thomson was appointed Senior Vice President, Global Communications in August 2010 and, although he is not a member, is invited to attend CET meetings as required.
Dan Phelan, Chief of Staff stepped down from the CET in December 2010 to act as an advisor to the CEO in advance of his eventual retirement from GSK.

GSK Annual Report 2010

Corporate governance
Dear Shareholder
On behalf of the Board, I am pleased to present the Corporate Governance Report for 2010.
Review of 2010
Although our operating environment remains challenging, I believe that we made significant progress during 2010 in substantially re-engineering GSK’s business through restructuring and a more rigorous approach to capital allocation. The effect of these changes also became increasingly evident in 2010 through the delivery of diversified underlying sales growth, increasing pipeline potential and improved cash generation before legal settlements. By becoming a more balanced, synergistic business with a broad and diverse pipeline generating increasing potential, the Board believes that we can generate increased value for shareholders and deliver even better outcomes to patients and consumers.
Corporate governance developments
2010 has seen a continuation of reviews and consultations aimed at examining and improving corporate governance arrangements, predominantly in the light of the recent global financial crisis. GSK has been an active participant in debating the issues raised by these consultations where they have been relevant to the long term interests of our shareholders. We have also taken the opportunity to review our board practices and governance procedures against the standards contained in the Financial Reporting Council’s (FRC) updated UK Corporate Governance Code (updated Code) published in June 2010, formerly the Combined Code on Corporate Governance (Combined Code). Our review indicated that we are in a strong position to comply fully with its provisions and I will report formally on GSK’s compliance with the updated Code next year.
Board role and effectiveness
As Chairman, my role primarily is to provide leadership to the Board, necessary to promote the success of the company and create value for shareholders in the long term, while ensuring that sound effective corporate governance practices are embedded in the organisation and its decision-making processes.
There are a number of ingredients that make up an effectively functioning board. GSK’s approach is set out in greater detail in the following Report. A notable example of this in practice has been the exercise by the Audit & Risk Committee of the oversight powers delegated to it by the Board. The decision to resolve the inherent unpredictability and reduce overall litigation exposure has been a core focus for this Committee and the Board. The Audit & Risk Committee holds regular dialogue with executive management, who provide updates on the progress being made to resolve outstanding legal matters. The Board acknowledges that the scale of the legal provisioning required for 2010 has been significant, but continues to believe it is in the best long term interests of shareholders to resolve such matters.
As usual, we have conducted a rigorous evaluation to test the Board and its Committees’ effectiveness. I am pleased to note the FRC endorsed in its updated Code the approach of externally facilitated board evaluations being undertaken at least every three years; an approach that GSK has previously adopted. Details of the latest Board evaluation and the actions that have been identified and agreed upon to drive standards of Board governance and performance can be found on page 68 of the Report.
Other areas of board practice that I would also like to particularly focus on here are business awareness, succession planning and shareholder engagement, key areas where we have made good progress during 2010.
Business awareness and succession planning
Each year the Board seeks to further develop its knowledge and understanding of the business and to gain greater visibility of executive talent and management succession. In 2010 the Board made several visits to some of the Group’s sites and met with key talent and senior executives.
In March, the Board visited our Vaccines site in Wavre in Belgium to receive an update on the progress of our main vaccines business, which continues to grow in terms of its contribution to the Group. This included specific briefings on three important vaccine development programmes; namely MAGE-A3, Synflorix and Malaria. The Board was also very pleased to meet and thank GSK staff at the site for the extraordinary efforts they had made to enable the Group to respond to the H1N1 pandemic in 2009.
In July, the Board visited GMS and R&D sites in Research Triangle Park and Zebulon in the United States. These visits included briefings with several Discovery Performance Units, a tour of a pharmaceutical development pilot plant, together with workshops with senior executives. The Board also held a reception with locally based executives and key talent.
GSK Annual Report 2010

Corporate governance
GSK continues to target growth in Emerging Markets and has established an important new corporate hub for the Group in the Far East in Singapore. During the summer, Abbas Hussain, President, Emerging Markets & Asia Pacific and a Corporate Executive Team (CET) member, relocated to Singapore to be more centrally located in this region. In October, the Board held a joint strategy review meeting with CET members in Singapore and was pleased to visit a GMS site and tour one of GMS’ production facilities and a pilot plant. The Board also had a workshop on the results of GSK’s investment in green chemistry and continuous manufacture technology in Singapore, which will contribute to the Group’s efforts to reduce costs and minimise our impact on the environment. The Board was also pleased to have the opportunity to meet with local senior executives and key talent.
In addition to these planned visits, our Non-Executive Directors are encouraged to attend CET meetings and R&D related executive meetings. This provides them with a good perspective of how management operates and gives a greater insight into key business issues. It also provides a further opportunity for Board members to observe the skills, knowledge, integrity and behaviour of our senior management cadre and key executive talent, whilst enabling our employees to give direct feedback to Board members.
Shareholder engagement
At GSK we value an open, constructive and effective interaction with our shareholders.
In particular, the CEO, CFO and I maintain an ongoing dialogue with institutional investors through a regular programme of meetings which cover a range of issues.
During 2010, Andrew Witty attended over 60 one-on-one meetings with investors, covering over 50 separate funds. Julian Heslop attended nearly 40 one-on-one meetings with investors, covering over 35 separate funds. In addition, both met with multiple additional investors via group meetings and at broker conferences. I personally met a representative cross section of our shareholders during the course of the year and am available to meet with shareholders on request along with other Board colleagues. Also, along with the Remuneration Committee Chairman, the Head of Human Resources and the Company Secretary, I attended meetings with institutional investors to specifically discuss remuneration policy and governance related matters, a process we conduct annually.
We believe this level and quality of engagement is key to ensuring that the Board and senior management understand our shareholders’ views and perspectives. On this theme, we welcome the introduction by the FRC of the Stewardship Code for Institutional Investors, a code of good practice for major shareholders, which aims to further strengthen the quality of the engagement process between major shareholders and the companies that they invest in.
At the company’s 2011 AGM all Board directors who are able to attend will be available, as usual, to meet with investors after the meeting to discuss issues on a face-to-face basis.
Combined Code compliance statement
Throughout 2010, the company complied with the provisions and applied the Main Principles of Section 1 of the Combined Code, except that Dr Stephanie Burns, Larry Culp and Tom de Swaan were unable to attend the company’s 2010 AGM. Dr Stephanie Burns and Larry Culp were prevented from attending due to travel disruption caused by the ash clouds from the volcano in Iceland and Tom de Swaan was required to chair a shareholder meeting of another public company on the same day. This resulted in a partial non-compliance with code provision D.2.3.
Annual re-election of directors
GSK, like a number of other organisations and interested parties, expressed the view during the consultation period on updating the Combined Code that the FRC’s proposal to mandate annual re-election of directors could be damaging. We feared that it could erode the principle of the unitary Board, was likely to increase short-termism and could make it even more difficult to recruit new Board members. Nevertheless, this change has been included as a new provision in the updated Code and the Board has agreed that each Board member should stand for re-election at the 2011 AGM. We will monitor the effect of this provision over time.
The Corporate Governance Report that follows sets out how GSK complied with the provisions and applied the principles of the Combined Code during the year.
Sir Christopher Gent
Chairman
GSK Annual Report 2010

Corporate governance

Governance and policy
This section discusses GSK’s management structures and governance procedures and together with the Remuneration Report on pages 81 to 101, includes details of how the company applies and complies with the principles and provisions of the Combined Code maintained by the FRC and with US laws and regulations.
The Board and Corporate Executive Team
The Directors are listed under ‘Our Board’ on pages 58 to 59 and the members of the CET under ‘Our Corporate Executive Team’ on pages 60 to 61.
The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy, risk management and financial performance.
Independence
The Board considers all its Non-Executive Directors to be independent in character and judgement and free from any business or other relationship which could materially interfere with the exercise of their judgement. The Chairman satisfied the independence criteria on his appointment to the Board.
At the date of publication and throughout 2010, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.
Chairman, CEO and Senior Independent Director
Sir Christopher Gent has chaired the company since 1st January 2005 and was Chairman throughout 2010. His biographical details can be found on page 58. Andrew Witty is the CEO and his biographical details can be found on pages 58 and 60.
The Chairman leads and manages the Board while the CEO manages the Group and implements the strategy and policies adopted by the Board. The Chairman and the Chairmen of Board Committees communicate regularly with the CEO and other CET members. The division of responsibilities between the role of Chairman and the CEO has been set out in writing, and agreed by the Board.
The CEO is responsible for executive management of the Group and is assisted by the CET. The CET meets at least 11 times per year and otherwise as necessary.
Under the terms of their engagement, the Chairman and each Non-Executive Director are expected to devote such time as is necessary for the proper performance of their duties.
Sir Robert Wilson was appointed Senior Independent Director (SID) on 20th May 2009, following Sir Ian Prosser’s retirement from the Board on that date. His responsibilities include the annual evaluation of the performance of the Chairman, the Board, its Committees and Directors in collaboration with the Committee Chairmen in those years when the process is internally facilitated. He is also available as an additional point of contact on the Board for shareholders.
Board process
The Board is responsible for the long-term success of the company and has the authority, and is accountable to shareholders, for ensuring that the Group is appropriately managed and achieves the strategic objectives it sets. The Board discharges those responsibilities through an annual programme of meetings which includes the approval of overall budgetary planning and business strategy. The Board reviews the Group’s internal controls and risk management policies and approves its governance structure and code of conduct.
The Board appraises and approves major financing, investment and licensing decisions in excess of defined thresholds. In addition, the Board evaluates and monitors the performance of the Group as a whole. This includes:
•	engaging at Board meetings with and challenging the CEO, the other Executive Directors and members of the CET as appropriate, on the financial and operating performance of GSK and external issues material to the Group’s prospects,

•	evaluating progress towards the achievement of the Group’s financial and business objectives and annual plans and the Non- Executive Directors scrutinising the performance of management in meeting these objectives and plans, and

•	monitoring, through reports received directly or from various committees, the significant risks facing the Group.
The Board has overall responsibility for succession planning for the CEO and the other Executive and Non-Executive Directors. The Board has given the CEO broad authority to operate the business of the Group, and the CEO is accountable for, and reports to the Board on, the performance of the business. CET members make regular presentations to the Board on their areas of responsibility. The Board Directors meet with all the CET members on an annual basis to discuss and develop proposals collectively in relation to the Group’s strategy.
The Board met six times in 2010, with each member attending as follows:

	Number of meetings
	held whilst a Board	Number of
	member	meetings attended
Sir Christopher Gent	6	6
Andrew Witty	6	6
Julian Heslop	6	6
Dr Moncef Slaoui	6	6
Professor Sir Roy Anderson	6	6
Dr Stephanie Burns	6	6
Larry Culp	6	5
Sir Crispin Davis	6	6
Sir Deryck Maughan*	6	4
James Murdoch	6	6
Dr Daniel Podolsky	6	6
Tom de Swaan	6	5
Sir Robert Wilson	6	6

*	Sir Deryck was unable to attend two meetings for personal reasons. He gave his comments to the Chairman on the matters to be discussed in advance of both meetings.
In addition to the six scheduled meetings, the Board also met on a quorate basis on three occasions.

GSK Annual Report 2010

Corporate governance

Where Directors are unable to attend a Board or Committee meeting, they communicate their comments and observations on the matters to be considered via the Chairman of the Board or the relevant Board Committee Chairman for raising as appropriate at the relevant meeting. Attendance at meetings is considered as part of the one-to-one meetings conducted by the Chairman with each Director.
Business environment and personal development
To ensure that the Board is kept up-to-date on important matters, including legal, governance and regulatory developments, presentations are made on a regular basis by both external and internal advisers.
Non-Executive Directors also gain greater insight and understanding of the business and access to GSK employees through visits to Group operational facilities and attendance at various internal management meetings, including CET, Research & Development Executive and Product Marketing Board meetings, on an ad hoc basis.
A customised induction process is conducted by the Company Secretary for each of the new Non-Executive Directors focusing on their particular experience and taking account of their different backgrounds. A primary element of this process includes meeting members of the CET informally on a collective and individual basis as appropriate, together with other senior executives, and visiting particular operational facilities of the Group.
In addition, the Chairman meets with each Director annually on a one-to-one basis to discuss and agree their individual ongoing training and development requirements.
Independent advice
The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure to enable them to do so.
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) are in force for the benefit of the Directors and former Directors who held office during 2010.
Directors’ conflicts of interest
Directors have a statutory duty to avoid a situation in which they have, or can have, a direct or indirect conflict of interest or possible conflict of interest with the company. The duty applies in particular to the exploitation of any property, information or opportunity, whether or not GSK could take advantage of it. The company’s Articles of Association include a general power for the Board to authorise such conflicts. There is no breach of duty if the relevant matter has been so authorised in advance.
The Board has an established procedure for handling situational conflicts of interest, which is in line with the best practice guidance issued by the General Counsel 100 Group and in accordance with the company’s Articles. It has authorised the Nominations Committee to grant and review periodically, but in any event annually, any potential or actual conflict authorisations. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Company Secretary minutes the consideration of any conflict. Authorisations granted are recorded by the Company Secretary in a register of conflict authorisations which are noted by the Board at its next meeting.
On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new, actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post authorisation, the Board will choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.
The Nominations Committee reviewed the register of conflict authorisations in October 2010 and concluded that the conflicts had been appropriately authorised and the process for authorisation continues to operate effectively.
Company Secretary
The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. Simon Bicknell was Company Secretary until 31st December 2010 and was Secretary to all of the Board Committees, except the Remuneration Committee. Victoria Whyte, formerly Deputy Company Secretary, was appointed Company Secretary with effect from 1st January 2011. She was Secretary to the Remuneration Committee during 2010 and acts as Secretary to all of the Board Committees since her appointment as Company Secretary. She is a solicitor and a Fellow of the Institute of Chartered Secretaries and Administrators.
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

GSK Annual Report 2010

Corporate governance

Corporate governance framework

*	There have been 4 Executive Directors since the appointment of the Chief Financial Officer Designate on 4th January 2011
(there will be 3 Executive Directors following the retirement of the Chief Financial Officer on 31st March 2011).
Current membership of these Committees is shown in the table below.

Corporate
	Audit & Risk	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	M	C	C
Professor Sir Roy Anderson	M	–	–	–
Dr Stephanie Burns	–	–	–	M
Larry Culp	–	M	M	–
Sir Crispin Davis	–	C	M	–
Sir Deryck Maughan	M	–	M	–
James Murdoch	–	M	–	M
Dr Daniel Podolsky	M	–	–	M
Tom de Swaan	C	M	–	–
Sir Robert Wilson	M	–	M	–

Key: C = Chairman M = Member
GSK Annual Report 2010

Corporate governance

Each Committee has written terms of reference which have been approved by the Board and are reviewed at least annually to ensure that they comply with the latest legal and regulatory requirements and reflect best practice developments. The following is a summary of the role and terms of reference of each Committee. The current full terms of reference of each Committee may be obtained from the Company Secretary.

			No of meetings	Committee Report
Committee	Role and Terms of Reference	Membership comprises	per year	on page
Audit & Risk	Reviews the financial and internal reporting process, the external and internal audit processes, the system of internal controls, and the identification and management of risks. The Committee also proposes to shareholders the appointment, re-appointment and removal of the external auditors and is directly responsible for their remuneration and oversight of their work.	Independent Non-Executive Directors	≥ 4	74-76

Remuneration	Determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy that assists the long-term success of the Group.	Independent Non-Executive Directors and the Chairman	≥ 4	81-101

(The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors.)

Nominations	Reviews the structure, size and composition of the Board (including the skills, knowledge, independence, experience and diversity) and appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee monitors the planning of succession to the Board and Senior Management. The Committee also considers and if appropriate authorises directors’ conflicts of interest.	Independent Non-Executive Directors and the Chairman	≥ 2	77

Corporate Responsibility	Provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for oversight of GSK’s worldwide donations and community support.	Independent Non-Executive Directors and the Chairman	≥ 3	78-80

Finance	Reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, and convening of the AGM, together with the preliminary and quarterly statements of trading results. It also approves certain major licensing and capital transactions and changes to the Group’s Investment Instrument and Counterparty Limits.	Executive and Non-Executive Directors	As necessary	–

Corporate Administration & Transactions	Reviews and approves matters in connection with the administration of the Group’s business and certain corporate transactions.	Executive and Non-Executive Directors, CET members and the Company Secretary	As necessary	–

GSK Annual Report 2010

Corporate governance

Evaluation of the Board, Board Committees and Directors
The Board decided in 2009 to undertake an externally facilitated evaluation process every three years, which has since become a requirement within the UK Corporate Governance Code (updated Code). In the intervening period the review will be facilitated by the SID or the Chairman. The next externally facilitated evaluation will be undertaken at the end of 2011.
A reminder of the form the Board evaluation reviews for 2008 and 2009 had taken, together with the action points agreed is set out below.

	Method of evaluation	Actions and areas of focus

2008	Dr Long, Boardroom Review, facilitated this review	•	Utilise Board and Committee time more effectively and facilitate further contribution by Non-Executive Directors
		•	Enhance continuous education process for Non-Executive Directors
		•	Provide greater visibility to executive talent and management succession planning process

2009	Sir Robert Wilson, Senior Independent Director	•	Increase Board time devoted to strategic discussion and the indicators of success in the delivery of the R&D pipeline
		•	Devote more time to focused consideration of the company’s key risks on an ongoing basis
		•	Provide the Board with more regular updates and insights into the newly enhanced management succession planning process

2010 Board evaluation process
In accordance with established practice, the SID, Sir Robert Wilson, conducted the 2010 evaluation of the performance of the Chairman, the Board and its Committees and Directors in collaboration with the Committee Chairmen.
The Board evaluation process included a one-to-one interview with each Director. The topics discussed, which had been circulated to Directors in advance, included a variety of aspects associated with Board effectiveness, including Board and Committee information flows, handling of strategic issues, collective effectiveness and exploration of ways to further improve the way in which the Board operates.
The Chairman of each of the Board Committees undertook separate evaluations and the outcome of each was reported to and discussed with the respective Committee and the Board.
Feedback from the overall evaluation process was provided in the form of a written report to the Board, which then debated its findings.
The Board evaluation review concluded that the Board and its Committees were operating effectively at a high level. The Board continued to feel that it was receiving high quality information, in a readily understandable format and on a timely basis in order to fulfil its role.
There was a high level of confidence in the performance of the CEO and a strong belief that the Board dynamics facilitated open, honest and constructive discussion of issues. No major changes to the Board’s practices and procedures were deemed necessary.
In terms of the implementation of action points from the previous year, the Board:
•	had increased its focus on R&D activities and successful delivery of the pipeline and was pleased with progress from R&D during the year. Separately, on behalf of the Board, the Remuneration Committee initiated discussions with management and shareholders over the introduction of more strategically aligned performance criteria for the company’s long term incentive plans. As a result of a successful conclusion to these discussions, the grant of LTI options made in February 2011 was made with two additional performance criteria, one of which focuses on R&D new product performance. For more details, please refer to the Remuneration Report on pages 81 to 101
•	had sought assistance from the Audit & Risk Committee to more fully understand the Group’s key risks. This work is ongoing and the Board will continue to consider regular reports from the Audit & Risk Committee during 2011, in advance of the Board’s annual review of the effectiveness of the company’s risk management next year
•	was pleased with the operation by the Nominations Committee of the enhanced succession planning process. This had resulted in the appointment of the CFO Designate and positive progress was being made on the recruitment of new Board members to refresh the Board.
The Board agreed the following actions after discussion of the evaluation report to ensure that it continues to improve the way in which it operates:
•	given the fundamental strategic challenges facing the pharmaceutical industry, the Board will seek to continue to allocate more time on a regular basis to focus on strategic issues and the significant challenges facing the industry, with the direct aim of further enhancing returns to shareholders
•	to further enhance information flows by providing Board members with a wider variety of external perspectives on the company and the industry
•	R&D will continue to be a major expense to the company and the Board will be seeking to assess the extent to which the new policies implemented in recent years have added value
•	to continue to support Executive Management on ethical leadership within the Group.
The Directors, led by the SID, also met separately, without the Chairman being present, to discuss the Chairman’s performance. They considered that his leadership, performance and overall contribution were of a high standard. As a result of this high level of confidence shared by all Directors in Sir Christopher’s Chairmanship of the Board, it was unanimously agreed to extend his appointment as Chairman for a period of five years with effect from 1st January 2011, subject to re-election by shareholders. This would ensure continuity of leadership of the Board during a period when several Non-Executive Directors would be approaching retirement after having served nine years on the Board.

GSK Annual Report 2010

Corporate governance

Dialogue with shareholders
Financial results are announced on a quarterly basis and the full-year results are included in the company’s Annual Report. The company produces an annual Summary which is sent to all shareholders to advise them of the availability of the Annual Report and Notice of Meeting.
The CEO and CFO give presentations on the half-year and full-year results in face-to-face meetings with institutional investors, analysts and the media which are also accessible via webcast and teleconference. After the release of the first and third quarterly results, the company holds webcast teleconferences for institutional investors, analysts and the media.
The AGM takes place in London, and formal notification is sent to shareholders at least one month in advance. At the Meeting, a business presentation is made to shareholders and all Directors able to attend are available, formally during the AGM, and informally afterwards, for questions. Committee Chairmen ordinarily attend the AGM to respond to shareholders’ questions. The entire Board was in attendance at the company’s AGM in May 2010, save for Dr Stephanie Burns and Larry Culp, who were prevented from attending due to travel disruption caused by the ash clouds from the volcano in Iceland, and Tom de Swaan who was required to chair a shareholder meeting of another public company on the same day. All resolutions at the AGM are decided on a poll as required by the company’s Articles of Association. The results of the poll are announced to the London Stock Exchange. Details of the 2011 AGM are set out in the section ‘Annual General Meeting’ (see page 71).
To ensure that the Non-Executive Directors are aware of and understand the views of major shareholders about the company, the Board has in place a briefing process, which is managed by the Chairman, focusing on sector-specific issues, as well as general shareholder preferences.
The Group’s Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.
The CEO, CFO and Chairman maintain a dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. Since his appointment as CEO in May 2008, Andrew Witty has undertaken an extensive ongoing series of meetings with GSK’s institutional shareholders.
The Chairman meets regularly with institutional investors to hear their views and discuss issues of mutual importance and communicates the views of investors to the Board as a whole. The SID is also available to shareholders.
The Chairman of the Remuneration Committee, the Chairman, the Senior Vice President, Human Resources and the Company Secretary meet annually with major shareholders to discuss executive remuneration policy and governance matters.
All Non-Executive Directors, including new appointees, are available to meet with major shareholders if requested.
Share capital and control
Details of the company’s issued share capital and the number of shares held in Treasury as at 31st December 2010 can be found in Note 33 to the financial statements, ‘Share capital and share premium account’. GSK’s shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary shares (ADS). Each ADS represents two Ordinary Shares.
The holders of Ordinary Shares are entitled to receive dividends, when declared and the company’s Annual Report, attend and speak at general meetings of the company, appoint proxies and exercise voting rights.
There are no restrictions on transfer, or limitations on the holding of Ordinary Shares and no requirements to obtain prior approval for any transfers. No Ordinary Shares carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.
Shares acquired through GSK share plans rank equally with the other shares in issue and have no special rights. The trustees of the company’s Employee Share Ownership Plan (ESOP) trusts have waived their rights to dividends on shares held by the ESOP trusts.
Change of control and essential contracts
The company does not have contracts or other arrangements which individually are essential to the businesses, nor is it party to any significant agreements that would take effect, alter or terminate upon a change of control following a takeover bid.
The company does not have agreements with any Director or Officer that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover. Details of the termination provisions in the company’s framework contracts for Executive Directors are given on page 91.
Interests in voting rights
Other than as stated below, as far as the company is aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service.
At 24th February 2011, the company had received notifications in accordance with the FSA’s DTRs of the following notifiable interests in the voting rights in the company’s issued share capital:

	No. of	Percentage of issued
	shares	capital (%)*

BlackRock, Inc.	291,516,314	5.62
Legal & General Group Plc	194,024,944	3.74

*	Percentage of Ordinary Shares in issue, excluding Treasury shares.

GSK Annual Report 2010

Corporate governance

The Bank of New York Mellon is the Depositary for the company’s ADS, which are listed on the NYSE. Ordinary Shares representing the company’s American Depositary Receipt program, which are managed by the Depositary, are registered in the name of BNY (Nominees) Limited. Details of the number of Ordinary Shares held by the Depositary can be found on page 209.
The company has not acquired or disposed of any interests in its own shares during the period under review. Details of shares purchased in prior years, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.
Directors and Officers
The interests of Directors and Officers and their connected persons in the issued share capital of the company are given in the Remuneration Report (pages 81 to 101).
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
The Articles also provide that Directors should normally be subject to re-election at the AGM at intervals of three years or annually if they have held office for a continuous period of nine years or more. However, the Board has agreed that all Directors will seek either election or re-election in 2011 in accordance with the updated Code.
The company’s members may remove a Director by passing an ordinary resolution of which special notice has been given, or by passing a special resolution. A Director may automatically cease to be a Director if:

•	he/she resigns

•	he/she offers to resign and the Board accept that offer

•	all other Directors (being at least three in number) require him/ her to resign

•	he/she is suffering from physical or mental ill health

•	he/she has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he/she shall cease to be a Director

•	he/she becomes bankrupt or compounds with his/her creditors generally

•	he/she ceases to be a Director by virtue of the Articles or the Companies Acts, or

•	he/she is prohibited from being a Director by law.
Articles of Association
The powers of the Directors are determined by UK legislation and the company’s Articles of Association. The Articles may be amended by a special resolution of the members. The Directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members. The Directors have been authorised to issue and allot Ordinary Shares under current Article 9. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at the AGM. Any shares purchased by the company may be cancelled or held as Treasury shares.
Share buy-back programme
A £12 billion programme of share repurchases commenced in July 2007. Shares costing £6.2 billion were repurchased under this programme. No repurchases were made during 2009 or 2010. The company announced publicly on 3rd February 2011 that it intends to commence a new long-term share buy-back programme and expects to buy-back £1-2 billion of shares in 2011. In the period 4th February 2011 to 24th February 2011, 10.4 million shares were purchased at a cost of £123.4 million. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2010, when the company was authorised to purchase a maximum of just over 519 million shares. Details of shares purchased, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.
The exact amount and timing of future purchases, and whether the shares will be held as Treasury shares or cancelled, will be determined by the company and is dependent on market conditions and other factors.
Donations to political organisations and political expenditure
With effect from 1st January 2009, to ensure a consistent approach to political contributions across the Group, GSK introduced a global policy to stop voluntarily all political contributions.

Political donations to:	2010	2009	2008
	£	£	£

EU political organisations	–	–	–

Non-EU political organisations comprising:
USA	–	–	319,000
Canada	–	–	28,000

	–	–	347,000

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act, the company continues to support a Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees. The PAC is not controlled by GSK. Decisions on the amount and recipients of contributions are made by participating employees exercising their legal right to contribute to pool their resources and make political contributions which are subject to strict limitations. In 2010 a total of £531,613 (£540,551 in 2009) was donated to political organisations by the GSK PAC.
At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. The Companies Act 2006 requires companies to continue to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure.
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

GSK Annual Report 2010

Corporate governance

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
Annual General Meeting
The AGM will be held at 2.30pm on Thursday, 5th May 2011 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be transacted at the meeting will include:
•	Receiving and adopting GlaxoSmithKline’s 2010 Annual Report
•	Approving the 2010 Remuneration Report
The Remuneration Report on pages 81 to 101 sets out the remuneration policies operated by GSK and disclosures on Directors’ remuneration, including those required by the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. A resolution will be proposed to approve the Remuneration Report.
•	Retirement and re-election of Directors
Simon Dingemans, who was appointed before the AGM will retire in accordance with the Articles and, being eligible, will offer himself for election at the AGM. All the continuing Directors will retire by rotation at the 2011 AGM and offer themselves for re-election.
•	Re-appointment and remuneration of auditors
Resolutions will be proposed to authorise the Audit & Risk Committee to re-appoint PricewaterhouseCoopers LLP as auditors and to determine their remuneration.
•	Special business The company will seek authority to:
•	make donations to EU political organisations and incur EU political expenditure, capped at £100,000

•	allot Ordinary Shares in the company

•	give the Directors authority to disapply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and to purchase its own Ordinary Shares up to a maximum of just under 10% of the current issued share capital

•	exempt the auditors from having to state the name of their senior statutory auditor for the company in GSK’s Annual Report

•	reduce the notice required to call a general meeting to not less than 14 clear days.
Shareholders are entitled to appoint one or more proxies to attend the AGM and to speak and vote on their behalf provided that, in the event that a single shareholder appoints multiple proxies, each proxy is appointed to exercise the rights attached to a different share or shares held by that member.
Details on how to appoint or be appointed a corporate representative or proxy can be found on page 208.
Internal control framework
The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects.
The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit & Risk Committee (the Committee), which receives regular reporting aligned with GSK’s Assurance Programme. It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business.
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
Extensive financial, regulatory and operational controls, procedures and risk activities are reviewed by the Group’s internal auditors. However, responsibility is clearly delegated to local business units, supported by a regional management structure. These principles are designed to provide an environment of central leadership coupled with local operating autonomy as the framework for the exercise of accountability and control within the Group.
The Group also attaches importance to clear principles and procedures designed to achieve appropriate accountability and control. A Group policy, ‘Risk Management and Legal Compliance’, mandates that business units establish processes for managing and monitoring risks significant to their businesses and the Group.
The internal control framework also relies on the following mechanisms for overseeing and reporting risk and compliance issues.

GSK Annual Report 2010

Corporate governance

Risk Oversight and Compliance Council (ROCC)
The ROCC is a council of senior executives authorised by the Board to assist the Committee oversee the risk management and internal control activities of the Group. Membership comprises several CET members and some of the heads of departments with internal control, risk management, assurance, audit and compliance responsibilities.
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
Risk Management and Compliance Boards (RMCBs)
RMCBs have been established in each of the major business units. Membership often comprises members of the senior executive team of the respective business unit, augmented by specialists where appropriate. The RMCBs oversee management of all risks that are considered important for their respective business units, including those risks that are designated as significant to GSK as a whole, thus increasing the number of risks that are actively managed across the Group.
Each business unit and corporate function must periodically review the significant risks facing their businesses. This review should include identifying operational risks, legal compliance risks and risks to the achievement of strategic goals and objectives. The review must occur at least annually and should be embedded within, and aligned with, the annual planning process to ensure that significant risks are identified with changes in management direction and the external environment.
Corporate Ethics & Compliance (CEC)
The ROCC and the RMCBs are assisted by the CEC department, which is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy. The department provides assistance to help employees meet high ethical standards and comply with applicable laws and regulations and corporate responsibility.
The thrust of the Group’s compliance effort is due diligence in preventing and detecting misconduct or non-compliance with law or regulation and the promotion of ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels and effective compliance systems.
GSK employees are encouraged to seek help and to report concerns or suspected cases of misconduct without the fear of retaliation. Employees can do this through line management or via GSK’s integrity and confidential reporting lines managed by CEC. All concerns and allegations are fairly and independently investigated and disciplinary action, if applicable, is commensurate with the issues presented.
The CEC department is managed by the Senior Vice President, Governance, Ethics and Assurance, who reports directly to the CEO. He chairs the ROCC and provides summary reports on the ROCC’s activities and the Group’s significant risks to the CET and the Committee on a regular basis. His direct reporting line to the Committee provides a mechanism for bypassing the executive management should the need ever arise.

GSK Annual Report 2010

Corporate governance

Assurance
In 2009, an Assurance Programme was implemented to further enhance governance and provide an independent assessment of governance, risk management and control processes for the organisation. Within GSK this comprises four main elements:
Internal Audit
GSK’s Internal Audit group has responsibility for independently assessing the adequacy and effectiveness of the management of significant risk areas and reporting outcomes to the Committee in line with an agreed Assurance Plan. The internal audit group is comprised of four principal teams focused in the following areas:
•	Commercial and Financial
•	Information Technology
•	Manufacturing (including Environmental Health, Safety and Sustainability)
•	Research and Development
All internal audit activity is conducted by a single organisation under the leadership of the Head of Audit & Assurance. The Head of Audit & Assurance has a dual reporting line into the Senior Vice President, Governance, Ethics and Assurance and the Committee Chairman. The global audit function allows for more holistic assurance, consistency in approach, and independence in reporting. This has helped eliminate overlaps, gaps and the potential for over/ under auditing.
Internal Audit undertakes a continuous process of risk assessment that contributes to the evolution of GSK’s audit strategies and compilation and delivery of the audit schedule. This approach allows Audit & Assurance to respond expeditiously to changes in the business and risk environment and ensure that audit strategies are fit-for-purpose.
When issues or control deficiencies are identified during audit engagements, Internal Audit recommends processes for improvement. GSK managers develop corrective action plans to address the causes of non-compliance and gaps in internal controls. Internal Audit tracks these plans to completion and reports results to executive management and the Committee. Internal audit results are also compiled and reported to the ROCC and the Committee as detailed in the Assurance reporting section below.
To supplement the audit programme, Strategic Risk Evaluations (SREs) are performed on significant issues facing GSK and are conducted by our assurance teams in partnership with the business. The approach is designed to evaluate risk areas and enable the development and implementation of appropriate mitigation plans. During 2010 two new SREs were performed covering the areas of change management and evaluation of risks associated with existing and proposed sales force incentive schemes. In addition, Audit & Assurance provided implementation support for the 2009 SREs which included acquisitions — due diligence and use of pseudoephedrine in GSK products.
Assurance reporting
Assurance reporting to the Committee follows a structured programme integrating reporting from business units, Assurance and Internal Audit.
Business units and corporate functions are required to present reports annually to the ROCC and the Committee that detail their risk management and compliance approach, providing a balanced assessment of the status of internal controls over key risks, and highlighting any significant compliance issues. Managers must oversee risks that are considered important for their respective business units, including those risks that are designated as significant to the Group. Information regarding the controls in place to manage these risks is provided to assure the Committee that these risks are adequately managed within the internal control framework.
In addition, significant compliance issues and internal audit results are escalated to the ROCC and the Committee at the earliest opportunity.
Risk management
The Group’s risk management programme extends beyond legal and regulatory issues and considers the Group’s overall strategy and changes in the external environment. Furthermore, risk management principles are embedded within management practices and are part of the business strategy and objectives setting process.
For details of risks affecting the Group, see ‘Risk factors’ on pages 53 to 57 and Note 44 to the financial statements, ‘Legal proceedings’.
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
The Committee receives reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports and those received via the Assurance framework, the Committee reports annually to the Board on the effectiveness of controls.
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
The Board, through the Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board. The process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee.

GSK Annual Report 2010

Corporate governance

Committee reports
Board Committees report regularly to the Board on the performance of the activities they have been assigned.
Audit & Risk Committee Report

Dear Shareholder
During 2010, the Committee has focused on a number of activities associated with and beyond its core financial internal control responsibilities.
The implementation of the new Assurance model at the end of 2009 involved the consolidation of each of the audit groups into a new Audit & Assurance function which has enabled reporting to the Committee to be streamlined and helped to ensure that business unit risks and internal audit activity can be fully aligned.
To reflect the Group’s strategy to expand further into the Emerging Markets, an Eastern hemisphere audit hub has been established as a focus for audit activity in the Asia Pacific region.
In response to the new UK Bribery Act a dedicated Anti-Bribery and Compliance (ABAC) team has been established, which is part of Audit & Assurance.
At the end of 2010, work commenced to assist the Board further in reviewing, and the CET in understanding, the nature and extent of the risks GSK is taking in order to achieve its strategic objectives. This work will be ongoing as the FRC’s review of the Turnbull Guidance continues. I will report further as this work progresses.
I have continued to visit more of the Group’s operations to help make the Committee more accessible to employees and senior management; to discuss the issues brought to the Committee by management; and meet more of the network of Compliance Officers, on whom the Group relies, to oversee and drive compliance within GSK.
The Committee also continues to examine how to further improve our approach to Audit & Assurance, as this is an ongoing initiative and further progress in this area will be reported next year.
Tom de Swaan
Audit & Risk Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2010

Mr Tom de Swaan	1st January 2006	6/6
(Chairman from
1st September 2006)

Professor Sir Roy	20th May 2009	6/6
Anderson

Sir Deryck Maughan	21st January 2005	5/6
Dr Daniel Podolsky	1st January 2007	6/6
Sir Robert Wilson	12th December 2003	6/6

The structure of the Committee’s meetings was changed during 2009. Meetings have been split into two parts. Part one deals with the more fundamental aspects of internal financial control and considers standing items, such as receiving reports from the external auditors and Audit & Assurance. The entire Board is invited to attend part two of the meetings which usually considers developments in the external risk environment, receives legal updates, new business unit and corporate function reports and reports on the outcome of Strategic Review Evaluations and other topical issues.
In addition to the six scheduled meetings, the Committee also met on a quorate basis on five occasions.
Other attendees at Committee meetings include:
•	CEO

•	CFO

•	Chairman

•	General Counsel

•	Head of Audit & Assurance

•	Company Secretary

•	Chairman, Research & Development

•	Chief Medical Officer

•	Head of Governance, Ethics and Assurance

•	External Auditors.
The Committee’s main responsibilities include:
•	Reviewing the corporate accounting and financial reporting process

•	Monitoring the integrity of the financial statements

•	Evaluating the system of internal control and identifying and managing risks, including in relation to the financial reporting process and the preparation of consolidated accounts

•	Overseeing activities of each of the Group’s compliance and audit functions and overseeing compliance with laws, regulations and ethical codes of practice.
The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors and understand and monitor the reporting relationships and tiers of accountability between them.

GSK Annual Report 2010

Corporate governance

The Committee receives regular reports from members of the CET and senior managers covering the key risk management and compliance activities of the Group, including those covering R&D, manufacturing, sales and marketing and corporate functions. Further details of the reporting framework to the Committee are set out on pages 71 to 73 ‘Internal control framework’.
In December 2009 the Committee’s terms of reference were amended to reflect its role in overseeing the identification and management of risk under the new assurance-based audit framework referred to on page 73. At the same time the name of the Audit Committee was changed to the Audit & Risk Committee.
Qualifications of Audit & Risk Committee members
Committee members, with the exception of Professor Sir Roy Anderson and Dr Daniel Podolsky, bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities. Professor Sir Roy Anderson and Dr Daniel Podolsky’s backgrounds as world renowned medical scientists and researchers enable them to bring scientific expertise to the Committee’s deliberations.

Financial & accounting experience

Mr Tom de Swaan	• Chief Financial Officer of ABN AMRO until 31st December 2005
• Determined by the Board to be the Audit Committee Financial Expert, as defined by the Sarbanes Oxley Act of 2002 (Sarbanes-Oxley)
• Non-Executive Director of KPMG’s Public Interest Committee

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
• Chairman of BG Group plc
• Retired from RioTinto in 2003 where he held Senior Management positions culminating in his appointment as Executive Chairman

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
• President of the University of Texas Southwestern Medical Center and Professor of Internal Medicine
• Member, Institute of Medicine of the US National Academy of Sciences
• Former Mallinckrodt Professor of Medicine, Harvard Medical School
• Former Chief Academic Officer, Partners Healthcare

GSK Annual Report 2010

Corporate governance

In 2010, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting, together with other matters focused to coincide with key events of the annual financial reporting cycle:

External auditors	reported on all critical accounting policies, significant judgements and practices used by the Group, alternative accounting treatments which had been discussed with management and their resultant conclusion, material written communications with management and any restrictions on access to information

CFO	reported on the financial performance of the company and on technical financial and accounting matters

General Counsel	reported on material litigation

Company Secretary & Corporate Compliance Officer	reported on corporate governance and on the activities undertaken by the ROCC

Heads of audit and assurance and the Group’s compliance and audit groups	the majority of the Heads of these groups reported on their audit scope, annual coverage, audit resources and on the results of audits conducted throughout the year

Company Secretary, as Chairman of the Disclosure Committee	reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Audit & Risk Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to approval by the Board.

The Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2010, the Committee met both collectively and separately with the external auditors and the Head of Audit & Assurance, and the Corporate Compliance Officer without members of management being present.
External auditors’ appointment and fees
The Committee has primary responsibility for making a recommendation to shareholders on the appointment, re-appointment and removal of the external auditors by annually assessing the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the audit process.
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
Before agreeing the audit fee proposed by the external auditors the Committee considers cost comparisons to ensure that it is fair and appropriate for GSK. There are no contractual obligations that restrict the Committee’s capacity to recommend a particular firm as external auditors to the Group. PricewaterhouseCoopers LLP have remained in place as auditors since the Group’s inception in December 2000. Their performance has been reviewed annually by the Committee since that time.
In making its assessment, the Committee considers papers which detail the relevant UK legislative, regulatory and professional requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements, on the safeguards that have been established and on their own internal quality control procedures. Consideration is also given by the Committee to the need to include the risk of the withdrawal of the external auditors from the market in its risk evaluation and planning. The external auditors are required to rotate the audit engagement partner every five years. The current audit partner commenced his engagement on 1st January 2008 and is not subject to rotation until after the audit of GSK’s financial statements for 2012 has been concluded.
The Sarbanes-Oxley Act of 2002 prohibits the engagement of the external auditors for the provision of certain services such as legal, actuarial, internal audit outsourcing, financial information systems design. Where the external auditors are permitted to provide non- audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Committee for such services. These services may include audit, audit-related, tax and other services. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.
There are guidelines which set out the Group’s policy on engaging the external auditors to provide non-audit services, which include ascertaining that: the skills and experience of the external auditors make them a suitable supplier of the non-audit services; adequate safeguards are in place so that the objectivity and independence of the Group audit are not threatened or compromised; and the fee levels relative to the annual audit fee are within the limits set by the Committee.
The external auditors and management report regularly to the Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed. The Committee may also pre-approve additional services on a case-by- case basis. Expenditure on audit and non-audit services is set out in Note 9 to the financial statements, ‘Operating profit’.

GSK Annual Report 2010

Corporate governance

Code of Conduct
The company also has a number of well-established policies, including a Code of Conduct and a help-line facility for the reporting and investigation of unlawful conduct. No waivers to the Code were made in 2010.
Nominations Committee Report

Sir Christopher Gent
Nominations Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2010

Sir Christopher Gent	9th December 2004	3/3
(Chairman from
1st January 2005)
Larry Culp	28th March 2008	2/3
Sir Crispin Davis	9th July 2009	3/3
Sir Deryck Maughan	9th July 2009	2/3
Sir Robert Wilson	28th March 2008	3/3

In addition to the three scheduled meetings, the Committee also met on a quorate basis on two occasions.
Other attendees at Committee meetings:
•	CEO

•	Head of Human Resources

•	Company Secretary

•	where relevant, appropriate external advisers.
The Nominations Committee’s (the Committee) main responsibilities include proposing the appointment of Board and Committee members.
During 2010, the Committee’s main focus was on the succession process for the CFO and the search for new Non-Executive Directors to refresh the Board.
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
The succession process for the CFO focused on the need both for GSK to operate with creativity and continued financial discipline and also to identify a candidate who would be able to bring experience and capability to support our strategy to grow and diversify GSK’s business through organic means and bolt-on acquisitions. The successful candidate would also be responsible for delivering further cost savings as part of our global restructuring programme and implementing additional measures to simplify our operational model. After considering potential external and internal candidates, the Committee was pleased to recommend Simon Dingemans to the Board, as the company’s CFO Designate.
Simon Dingemans was a Managing Director and Partner at Goldman Sachs’ European M&A business and previously head of UK Investment Banking. During his 25 years in investment banking he built up relationships and offered strategic advice across multiple industry sectors, including pharmaceuticals and consumer healthcare. He had worked closely with GSK for many years and had helped establish ViiV Healthcare a new world-leading, specialist HIV company.
The Board approved and announced the appointment of Simon Dingemans in September 2010 and he then joined GSK in January 2011.
The Committee also recommended the appointment of Dr Patrick Vallance to the CET and as SVP, Drug Discovery and Medicines Development with effect from 1st July 2010. He joined GSK in May 2006 as Head of Drug Discovery. He has since transformed GSK’s discovery engine to focus on therapy areas that are underpinned by the most promising and mature science, and which offer fresh insights into diseases. In his new role, he assumed responsibility for Medicines Development and will be responsible for ensuring that GSK maintains a flow of potential new medicines through the R&D pipeline from early discovery through to late stage development.
When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge, independence, diversity and experience that would benefit the Board most significantly for each appointment. Broad selection criteria are used which focus on achieving a balance between the representation of European, UK, US and Emerging Markets, and having individuals with CEO level experience and skills developed in various sectors and specialities.
During 2010, particular focus continued to be placed upon recruiting a replacement for Dr Ronaldo Schmitz who retired from the Board at the AGM in May 2009. The Committee has placed an emphasis on candidates who are current or recently retired CEOs, CFOs, Audit partners or who have other significant financial expertise and preferably an individual who brings increased diversity to the Board’s composition and deliberations. Professional search agencies have been engaged who specialise in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees have been considered by the Committee and shortlisted for interview on merit and against objective criteria, after considering their relevant qualifications. Positive progress has been made on the recruitment of new Non-Executive Directors to refresh the Board.

GSK Annual Report 2010

Corporate governance

Remuneration Report
The Remuneration Report can be found on pages 81 to 101.
Corporate Responsibility Committee Report

Sir Christopher Gent
Corporate Responsibility Committee Chairman

Attendance at
full meetings
Members	Committee member since	during 2010

Sir Christopher Gent (Chairman from 1st January 2005)	9th December 2004	4/4
Dr Stephanie Burns	6th December 2007	3/4
James Murdoch	20th May 2009	4/4
Dr Daniel Podolsky	1st July 2006	4/4

Other attendees at Committee meetings:
•	CEO

•	General Counsel

•	Head of Governance, Ethics and Assurance

•	Head of Global Communications

•	Head of Corporate Responsibility

•	Company Secretary

•	Independent External Corporate Responsibility Adviser.
Independent External Corporate Responsibility Adviser
To augment GSK’s engagement with stakeholder opinion, in March 2009, Ms Sophia Tickell was appointed as an independent external adviser to the Corporate Responsibility Committee (the Committee). Sophia Tickell is the co-founder and Director of Meteos, from which she directs the Pharma Futures Series, which aims to align better societal and shareholder value. She also sits on the Expert Review Committee of the Access to Medicines Foundation and is a member of the European Healthcare Innovation Leadership Network.
Sophia Tickell attends meetings of the Committee and provides independent advice and guidance on corporate and social responsibility matters to both the Chairman and CEO.
Main responsibilities of the Committee
The main responsibilities of the Committee are set out on page 67. The Committee has a rolling agenda and receives reports from members of the CET and senior managers to ensure that progress on meeting GSK’s Corporate Responsibility Principles is reviewed. The Committee annually reviews progress on the following five Corporate Responsibility (CR) Principles:
•	access to medicines

•	standards of ethical conduct

•	research and innovation

•	employment practices; and

•	community investment
GSK’s other CR Principles are discussed at least once every two years. The Committee also reviews and approves the Corporate Responsibility Report.
Work of the Committee during 2010

CR Principles	Committee’s area of focus during 2010

Access to medicines	Access to and pricing of medicines in middle income and least developed countries.

Standards of ethical conduct	Embedding ethical values in the organisation.

Research and innovation	Policy on use of animals in research and development. Research integrity and transparency. Governance of research conducted by external suppliers and collaborators. R&D on treatments for rare conditions and for diseases of the developing world. The potential of stem cell science for regenerative medicines.

Employment practices	Diversity and inclusion. Leading and developing employees. Employee relations including consultation arrangements. Realignment of the pay for performance strategy. Management of health and safety risks in manufacturing.

Community investment	Community partnerships and investment. Humanitarian donations.

Caring for the environment	Environmental sustainability strategy. Management of environment risks in manufacturing.

Products and customers	Disclosure of payments to healthcare professionals.

Corporate responsibility is integrated into the management of GSK’s business. Throughout this Annual Report you will read of advances to ensure that GSK works as efficiently and effectively as possible whilst ensuring that we always act responsibly.
For those interested in more detail we publish a comprehensive Corporate Responsibility Report.

GSK Annual Report 2010

Corporate governance

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
Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes- Oxley is a wide ranging piece of legislation concerned largely with financial reporting and corporate governance.
As recommended by the SEC, GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, compliance, corporate communications and investor relations.
External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2010, the Committee met 6 times.
Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit & Risk Committee is an Audit Committee Financial Expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, refer to page 75. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.
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
The Group has carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2010.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Group's evaluation, the CEO and CFO have concluded that, as at 31st December 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
The CEO and CFO completed these certifications on 4th March 2011.

GSK Annual Report 2010

Corporate governance

Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes- Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):
•	Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

•	Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission

•	Management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2010 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2010, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 103.

GSK Annual Report 2010

Remuneration Report

Sir Crispin Davis
Remuneration Committee Chairman
Dear Shareholder
On behalf of the Board, I am pleased to present our Remuneration Report for 2010, for which we will be seeking your approval at our AGM in May.
Over the last few years, the Remuneration Committee (the Committee) has implemented a number of changes, including more tailored benchmarking versus the market, and simplifying and aligning remuneration across the Corporate Executive Team. Throughout we have consulted with shareholders and have been encouraged by the level of support.
As previewed last year, in 2010 our priority was to align more closely Executive remuneration with GSK’s strategic priorities, and to enhance our governance practices. This report describes how we are progressing against these objectives.
Strategic alignment of long-term incentives
The Board has carried out a thorough review of GSK’s key strategic priorities, which are described on page 7 of the Annual Report. The Board firmly believes achievement against these priorities will deliver strong long-term financial performance and shareholder value creation on a sustainable basis.
Accordingly in 2010 we have moved to align long-term performance incentives more closely with the Group’s key strategic priorities. This will help ensure senior management are fully focused on the right priorities, with incentives to deliver against them.
The long-term incentive awards we made in February 2011 were therefore based on four equally weighted performance measures which directly link to the Group’s key strategic priorities and the overarching goal to deliver value to shareholders:

Key Strategic Priorities		Long-Term Incentive Performance Measure

• Grow a diversified global business	→	• Business diversification performance

• Deliver more products of value	→	• R&D new product performance

• Simplify the operating model	→	• Adjusted free cash flow

• Deliver value to shareholders	→	• Relative total shareholder return (TSR)
The targets set out by the Committee are challenging and will require significant stretch performance. The targets for adjusted free cash flow and relative TSR are set out on page 88. However, given the very close linkage of the performance measures for business diversification and R&D new product performance to our strategy, these targets are commercially very sensitive and will not be published at date of grant. We will, though, update you regularly on the progress achieved during the performance period. The targets and outcomes for the awards will be disclosed in full at the end of the performance period.
We believe the combination of these four measures applied to our Performance Share Plan and Deferred Annual Bonus Plan will ensure that we have a balanced framework of targets which focus on each of our strategic objectives.
This year was the first year that all Executives were eligible to participate in our Deferred Annual Bonus Plan, which was introduced in 2009 to encourage long-term shareholding and to drive shareholder returns. I am very pleased to report that take-up has been very positive.
Governance
Following on from the progress we reported in last year’s Remuneration Report, we are now pleased to report that all our continuing Executive Directors’ contracts have severance terms of one year’s base salary only. Similarly to Andrew Witty, Dr Moncef Slaoui, Chairman, R&D, has voluntarily agreed to remove the contractual entitlement to bonus from his severance terms. The severance terms in the contract for Simon Dingemans, our new CFO, are also based on one year’s base salary.
In order to effectively manage risk, we will continue to operate the ‘clawback’ mechanism introduced in 2009 for annual bonuses and long-term incentive awards should problems arise in the years after an award has been made. We have adapted UK pension arrangements in the light of new pension tax legislation to continue to meet our long-standing commitments. However, the company will not offset any additional individual tax costs.
Each year, we review the market competitiveness of Executive Directors’ base salaries and packages, taking into account the prevailing economic conditions and the positioning and relativities of pay across the broader GSK workforce. As a result of that review, to ensure appropriate market competitiveness in the context of Dr Moncef Slaoui’s enhanced role, including the transition of responsibility for Biologicals, he will receive an increase to his base salary. Andrew Witty and Simon Dingemans will not receive any increase in base salary.
We believe that the changes we have made in recent years support the long-term success of the business and as such are in the best interests of shareholders.
Sir Crispin Davis
Remuneration Committee Chairman
1st March 2011
GSK Annual Report 2010

Remuneration Report

The Remuneration Committee
Role of the Committee
The role of the Committee is to set the company’s remuneration policy for Executive Directors and Corporate Executive Team (CET) members (together the Executives), so that GSK is able to recruit, retain and motivate its Executives. The policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans and helps drive the creation of shareholder value.
In setting remuneration policy and levels for the most senior executives, the Committee gives consideration to remuneration policy and levels for the wider employee population of the Group, as well as ensuring that remuneration is consistent with industry and broader market norms.
Terms of reference
The Committee’s full terms of reference are available. The terms of reference, which are reviewed annually, were revised in January 2011 in the light of best practice and corporate governance developments.
Governance
The Board considers all of the members of the Committee to be independent Non-Executive Directors, in accordance with the Combined Code, with the exception of Sir Christopher Gent, Chairman of the company, who was independent on appointment.
The Committee met six times during 2010, with each member attending as follows:

Attendance
at full
meetings
	Committee member	during
Members	since	2010

Sir Crispin Davis	1st July 2003	6/6
(Chairman from 20th May 2009)
Sir Robert Wilson	1st January 2004	3/3
(to 25th March 2010)
Larry Culp*	1st January 2004	4/6
Sir Christopher Gent	1st January 2007	6/6
James Murdoch	1st October 2009	6/6
Tom de Swaan**	20th May 2009	6/6

*	Larry Culp was unable to attend two meetings for personal reasons. He reviewed the papers and provided his views to the Committee Chairman in advance of these meetings.

**	Tom de Swaan is also the Chairman of the Audit & Risk Committee.
In addition to the six scheduled meetings, the Committee also met on a quorate basis on three occasions, principally to approve the formal grant and vesting of long-term incentive (LTI) awards in accordance with GSK’s remuneration policy.
Andrew Witty (CEO) and Claire Thomas (Senior Vice President, Human Resources) were invited to attend part of some meetings of the Committee as required. No Executives or Committee attendees are involved in any decision or are present at any discussion as to their own remuneration.
In addition, Allen Powley (Senior Vice President, Corporate Compensation) and Judy Lynch (Senior Vice President, Benefits) were also invited to some meetings as required.
With the exception of Victoria Whyte (Company Secretary and Secretary to the Committee), no employees of the company are involved in the conduct of Committee meetings.
The Committee has access to external advice as required. Deloitte LLP has been appointed by the Committee to provide it with independent advice on executive remuneration. During the year, Deloitte LLP provided independent commentary on matters under consideration by the Committee, and provided updates on best practice, legislative requirements and market practice.
Deloitte LLP also provided other consulting, tax and assurance services to GSK during the year, but did not provide advice on executive remuneration matters other than for the Committee.
Towers Watson and Pay Governance provided additional market data to the Committee.
Commitment to shareholders
The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its remuneration policy, governance matters and any key developments during the year. In particular, the Committee discusses any significant changes to the policy or the measures used to assess performance.
The annual meetings were held in November 2010, at which Sir Crispin Davis, Committee Chairman, shared progress on remuneration matters in the last 12 months and proposals for 2011 as outlined on page 84. Sir Christopher Gent, Chairman, updated attendees on Corporate Governance developments.

GSK Annual Report 2010

Remuneration Report
A diary of the Committee’s key activities and matters addressed during 2010 is set out below:

Month	Executives’ Remuneration	Annual bonus	Long-term incentive plans	Governance and other matters

January	Approve CET 2010 remuneration, including salaries of CEO, CFO and Chairman, R&D	Set CEO 2010 bonus objectives Review bonus plan arrangements for Chairman, R&D		Annual Committee evaluation results Review remuneration report Review 2010 remuneration budget Review voting policy guidelines on remuneration

February		Review and approve Executive Directors’ and CET 2009 bonuses	Set 2010 PSP cash flow target Approve 2007 PSP and Share Option Plan vesting Grant 2010 LTI awards to Executive Directors, CET and below Approve deferred annual bonus award elections	Approve remuneration report

March			Scope review of strategic alignment of LTI performance measures	Review voting policy guidelines on remuneration

July	Agree CFO retirement and appointment packages	Review progress against 2010 bonus objectives	Review of strategic alignment of LTI performance measures Grant interim 2010 LTI awards	Review of general market developments (including pensions)

October	Agree CET 2011 salary review process	Review CET 2010 bonus process	Review of strategic alignment of LTI performance measures	Annual Committee assessment

November	Annual meetings with investors		Annual meetings with investors

December	Consider feedback from annual meetings with investors on remuneration policy Review remuneration benchmarking and competitiveness below CET level		Consider new LTI performance targets framework	Review tax change implications for pension arrangements
GSK Annual Report 2010

Remuneration Report
Remuneration policy for 2011
The table below outlines the key elements of remuneration for 2011 for GSK’s Executives.
The remuneration structure of all CET members (including Dr Moncef Slaoui and Simon Dingemans, CFO Designate) has now been harmonised with that of Andrew Witty. As a result of this, since 2010, share options are normally no longer granted to any of the CET members. Instead, CET members receive additional performance share awards and are also eligible to participate in GSK’s Deferred Annual Bonus Plan.
To further improve the alignment of our Executive remuneration arrangements with GSK’s key strategic priorities and to incentivise management to deliver long-term financial performance and shareholder value creation on a sustainable basis, two new business-specific performance measures were introduced for the long-term incentive awards made to Executives in February 2011. This is to ensure that there is a balanced framework of measures focusing on all of GSK’s strategic objectives. Further information on the long-term incentive performance measures is outlined on pages 87 to 89.
Fixed pay

Salary	• Salary levels reviewed annually and influenced by Executive’s role and experience. Benchmarked against relevant comparator group(s)

Pension
•   For UK Executives, defined contribution plan and legacy final salary plans (closed to new entrants since 2001). UK Executives participating in defined contribution plan benefit from company contributions of 20% of base salary, plus matched contribution of 5% of base salary

• Following changes to UK pension tax regime, changes made to arrangements for UK Executives to continue to meet long-standing commitments within this new regime – see page 89

• For US Executives, GSK operates a US Cash Balance Plan (US Plan). US Executives participating in US Plan benefit from contributions of up to 38% of salary

Variable pay

Annual bonus	• Maximum bonus opportunity of 200% of salary		• Majority of bonus based on achievement of financial targets (Group profit before interest and tax and business unit operating profit)

			• Individual performance against pre-determined personal objectives

			• R&D-specific key performance indicators for R&D employees

•   ‘Clawback’ – Committee reviews ongoing financial impact of any prior year activities and Executive’s role in them and may make appropriate adjustments to individual bonus awards to reflect circumstances.

Deferred Annual Bonus Plan	• Individuals may elect to defer up to 50% of any bonus earned		• Awards vest at end of three-year performance period based on four equally weighted performance measures:
			- Business diversification performance - R&D new product performance - Adjusted free cash flow - Relative TSR
	• Deferred bonuses may be matched up to one-for-one subject to performance

Performance Share Plan (PSP)	For 2011, performance share awards are as follows:
•   Relative TSR is calculated on twelve month averaging period, using comparator group comprising 10 pharmaceutical companies. 30% vests at median, with 100% vesting for upper quartile performance.

•   For business diversification, R&D new product measures and adjusted free cash flow, 25% vests at threshold, rising to 100% for stretching performance exceeding set threshold by a specified margin

		% of Salary
	• CEO	500
	• Chairman, R&D	500
	• CFO Designate	350
GSK Annual Report 2010

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
Rio Tinto
Standard Chartered
Tesco
Unilever
Vodafone

*	Amgen is included for benchmarking but since 2009 has not been in the current TSR comparator group.
Base salary
Base salaries are set by reference to the relevant comparator group at a level considered appropriate to secure and retain the talent needed to deliver GSK’s strategic priorities. Salary levels are reviewed annually and are influenced by the Executive’s role, experience and the pay environment.
The Committee decides on an individual Executive basis whether the primary pay comparator should be the global pharmaceutical sector, the UK-based large cross-industry multinationals and/or some other comparator group(s).

	UK	Global
Primary Comparator Group	cross-industry	pharmaceutical

Andrew Witty, CEO	✓
Julian Heslop, CFO*	✓
Simon Dingemans, CFO Designate**	✓
Dr Moncef Slaoui, Chairman, R&D		✓

*	Julian Heslop will retire from the Board on 31st March 2011

**	Simon Dingemans joined the Board on 4th January 2011
For 2011, the Committee considered the prevailing economic conditions, the market competitiveness of each Executive Director’s package and the positioning and relativities of pay across the broader GSK workforce. It agreed with Andrew Witty that his salary would be held at 2010 levels.
It decided that the only Executive Director to receive a base salary increase this year should be Dr Moncef Slaoui. In particular, the Committee considered his package in the context of his enhanced role, including the transition of responsibility for Biologicals.
The table immediately following sets out current base salaries and those proposed for 2011. Salary increases typically take effect from 1st April each year.

	2010 base	Effective date for	2011 base	Effective date for	%
	salary	2010 salary	salary	2011 salary	change

Andrew Witty, CEO	£1,000,000	1st April 2010	£1,000,000	1st April 2011	0

Julian Heslop,	£525,000	1st April 2010	–	–	–
CFO*

Simon Dingemans,	–	–	£660,000	4th January 2011	–
CFO Designate**

Dr Moncef Slaoui,	$975,000	1st April 2010	$1,125,000	1st April 2011	15
Chairman, R&D

*	Julian Heslop will retire from the Board on 31st March 2011

**	Simon Dingemans joined the Board on 4th January 2011
Variable pay
A significant proportion of GSK’s total remuneration package (approximately 75% – 85%) is variable. There is a particular emphasis on long-term share-based incentives, in order to closely align Executives’ interests with those of shareholders.
The balance between the fixed (base salary) and variable (annual bonus and LTI) elements of remuneration varies depending on performance. The charts below show the anticipated mix between fixed and variable pay on an expected value basis under the current remuneration policy, excluding pensions. The actual mix may be higher or lower, depending on the performance of GSK and the individual.
CEO
CFO Designate
Chairman, R&D

GSK Annual Report 2010

Remuneration Report

Safeguards and risk management
The Committee would not want to reward failure and views it as important that incentive payouts are only made in circumstances when performance outcome reflects genuine achievement against the original targets.
In addition, given the nature of GSK’s business and the increased focus on risk within the Group, the Committee has taken a number of steps to ensure that the design of incentive arrangements underpins effective risk management. The Chairman of the Audit & Risk Committee is a member of the Committee and provides input on the Audit & Risk Committee’s review of the Group’s performance and oversight on any risk factors relevant to remuneration matters considered by the Committee.
Under the annual bonus, each year the Committee reviews the ongoing financial impact of any prior year activities and the role of individual Executives in such activities, and the Committee may make appropriate adjustments to individual bonus awards to reflect those circumstances (the ‘clawback’ mechanism). The Committee ensures that where there has been continuity of Executive responsibility, between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in assessing annual bonuses in the year the problem is identified. Accordingly, charges for legacy legal matters were excluded from the assessment of 2010 financial performance. This reflects the view of the Committee that current management was not responsible for these legal actions and that it should be supported in seeking to resolve these matters in the long term interests of shareholders.
Under the long-term incentive plans approved by shareholders in 2009, the Committee may reduce the grant or vesting levels if it determines that a participant has engaged in conduct which is contrary to the legitimate expectations of the company for an employee in the participant’s position.
There are also further safeguards relating to each of the business-specific performance measures under the long-term incentive plans which are outlined in detail on page 89.
In addition, from 2009, the Committee decided that long-term incentive awards for good leavers should normally vest at the end of the original vesting period set at grant, rather than vesting in the year of departure. This ensures continued alignment with shareholders’ interests following cessation of employment.
Annual bonus
Annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets and delivery of personal objectives.
For 2011 the on-target bonus for the Executive Directors is given in the table below.

On-target bonus as a % of base salary

Andrew Witty, CEO	125%
Simon Dingemans, CFO Designate	80%
Dr Moncef Slaoui, Chairman, R&D	85%

Maximum bonuses are set by reference to individual on-target bonus levels. There is a cap on bonus payments of 200% of salary. This cap remains unchanged for 2011. Annual bonus is not pensionable.
For 2011, the majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets based on Group profit before interest and tax and business unit operating profit targets, with the remainder being based on achievements against specific individual objectives. There is a significant weighting towards the financial performance measures. The Committee has decided that profit should remain the key financial metric as one of the company’s Key Performance Indicators. However, during 2011, the Committee intends to review the annual bonus plan to ensure the strategic alignment of GSK’s short-term incentives.
Annual bonuses are calibrated to reflect the stretching targets which have been established to drive significant changes to GSK’s business model. The bonus threshold will be 90% of target with the maximum being payable for achievement of 110% of target. The bonus threshold of 90% reflects the stretching nature of the bonus targets.
Bonus targets for Andrew Witty are set by the Board in January each year. In setting the objectives for Andrew Witty, the Board focuses on the strategies that have been developed for the company, which are set out on page 7 of the Annual Report. For reasons of commercial sensitivity, the specific objectives are kept confidential. Following the end of the financial year, the Board reviews his performance generally and against the set objectives, and the Committee then determines the bonus payable.
For the other Executives, Andrew Witty sets their objectives in line with company strategy, and makes recommendations to the Committee regarding performance against those objectives at the end of the year. These recommendations are then considered by the Committee when determining the level of bonuses payable.
Bonus measures for R&D employees, including Dr Moncef Slaoui, are linked to the pipeline. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance as well as performance against profit targets. This process requires the review of progress against targets by the R&D Bonus Compensation Review Committee, which includes Andrew Witty and the company’s two Non-Executive Directors who are designated as Scientific Experts, Professor Sir Roy Anderson and Dr Daniel Podolsky. The Committee reviewed the plan’s operation during the year and decided that it should continue as the annual bonus for R&D. The Committee will continue to keep its operation under review.

GSK Annual Report 2010

Remuneration Report

Long-term incentive plans
Awards are now made to Executives under the following long-term incentive plans, which were approved by shareholders at the 2009 AGM:
(a) Deferred Annual Bonus Plan
(b) Performance Share Plan
From 2010, awards under the share option plan are no longer granted to Executives. Instead, CET members receive additional performance share awards and are also eligible to participate in the Deferred Annual Bonus Plan.
Typically, awards are delivered to US resident executives in the form of ADS. Awards are delivered in the form of Ordinary Shares to executives resident in the UK and other countries. All awards are made under plans which incorporate dilution limits consistent with guidelines provided by the Association of British Insurers. Current estimated dilution from existing awards under all GSK employee share plans made over the last 10 years are approximately 6.14% of the company’s issued share capital at 31st December 2010.
To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the shares deferred and vesting of awards. The value of reinvested dividends is incorporated into the benchmarking of award levels.
Structure and performance measures
a) Deferred Annual Bonus Plan
The Deferred Annual Bonus Plan encourages long-term shareholding, discourages excessive risk taking and helps focus on GSK’s key strategic priorities.
Starting from the 2010 bonus year, all CET members have been eligible to participate in the plan.
Up to 50% of any annual bonus earned may be deferred for three years. The company will match shares up to one-for-one depending on the company’s performance against the measures outlined below during the three-year performance period.
b) Performance shares
The Performance Share Plan ensures focus on the delivery of GSK’s strategic priorities and long-term shareholder returns relative to other pharmaceutical companies.
Under the Performance Share Plan, awards are made which vest at the end of a three-year performance period subject to the achievement of the company’s performance against the measures outlined below.
There is an individual award limit on the maximum initial value of performance shares that may be granted to an individual in any one year. Other than in exceptional circumstances, the maximum face value of performance shares that may be granted to an individual in any one year will be six times base salary.
The table below shows award levels in February 2011 for each Executive Director in line with that policy:

	2011	2011 award level
	award	% of base salary

Andrew Witty, CEO	424,448 shares	500%
Simon Dingemans,	196,095 shares	350%
CFO Designate
Dr Moncef Slaoui,	147,521 ADS	500%
Chairman, R&D

Performance measures
Following the appointment of Andrew Witty in 2008, the Board carried out a thorough review of GSK’s key strategic priorities, which are described on page 7 of the Annual Report. The Board firmly believes that the delivery of these objectives will transform GSK into an organisation that can deliver long-term financial performance and shareholder value creation on a sustainable basis. Over the last few years, the focus of the Committee has been to improve the alignment of Executive remuneration arrangements with these priorities to incentivise management to deliver these goals.
For awards made to Executives in February 2011, we have therefore introduced two new business-specific performance measures on business diversification and R&D new product performance. This is in addition to our adjusted free cash flow and relative TSR measures, and is in order to ensure that we have a balanced framework of measures focusing on all of GSK’s strategic objectives, as outlined in the diagram below.
The awards, which will vest subject to performance at the end of the three-year performance period beginning 1st January 2011 and ending on 31st December 2013, are based on four equally weighted measures: business diversification, R&D new product, adjusted free cash flow and relative TSR.

Strategy	Remuneration

Key strategic priorities:	LTI performance measures (over 3-year performance period)	% of award

Grow a diversified global business	Business diversification	25%

Deliver more products of value	R&D new product	25%

Simplify the operating model	Adjusted free cash flow	25%

Deliver value to shareholders	Relative TSR	25%
Details of the performance measures, targets and the thresholds for the 2011 long-term incentive awards are given in the following table.

GSK Annual Report 2010

Remuneration Report

Long- term incentive measures for 2011 awards	% of award	Vesting schedule for 2011 awards

Business diversification performance	25%	Due to commercial sensitivity, targets for business diversification and R&D new product measures will be disclosed along with outcomes in the 2013 Remuneration Report.
Incentivises growth of a global, diversified business

Designed to focus on our major growth areas: Vaccines, Consumer Healthcare, Emerging Markets and Japan (excluding Vaccines) and Dermatology businesses.			Proportion of threshold achieved	Proportion of award available
			Below threshold	0%
Aggregate revenue target for four business divisions over three-year performance period reflects strong growth against previous periods and above market growth.			Threshold Maximum	25 100	% %

R&D new product performance	25%	The target for maximum performance (expressed as a percentage of the threshold) for these two measures is shown below:
Recognises importance of R&D to future business growth			Measure	Maximum expressed as % of threshold
Revenue target based on New Product Sales to incentivise better R&D performance.			Business	114%
			diversification
New Products defined as products launched in performance period and two preceding years. Therefore, for 2011-13 performance period, products launched in years 2009-13 will be included in measurement.			R&D new product	122%
Aggregate three-year revenue target for 2011 awards for New Product Sales reflects growth on historic performance.

Adjusted free cash flow	25%		Three year adjusted free cash flow targets	% vesting
Recognises importance of effective working capital and cash management		Below threshold Threshold	£16.15 billion	0 25	% %
			£16.65 billion	50%
			£18.32 billion	75%
		Maximum	£19.15 billion	100%

Relative TSR	25%
Focuses on delivery of value to shareholders

Relative TSR using a comparator group comprising 10 global pharmaceutical companies.

With move to four complementary measures, relative TSR now measured over three years in line with performance period for all other performance measures.

To measure performance on a stable basis and better reflect long-term nature of pharmaceutical industry, twelve-month averaging period is used for relative TSR.

		TSR rank position	Median performance	Upper quartile performance
GSK Annual Report 2010

Remuneration Report

The Board believes that the current strategic priorities are fundamental long-term objectives. However, it recognises the possibility that these goals may evolve over time. Therefore the Committee intends to review the long-term incentive performance measures periodically to ensure that they remain appropriate.
Inevitably measures linked directly to strategy are very sensitive. In particular, the Committee does not consider it appropriate to disclose the targets for business diversification and R&D new product performance at grant, as it may result in competitive harm. However, we are committed to fully disclosing the targets at the end of the performance period, together with details of the extent to which the performance targets have been met. In addition, the Committee also commits to providing an update on achievement to date against the targets during the performance period.
In addition to setting robust targets, the Committee has also implemented a number of safeguards to ensure that targets are met in a sustainable way and that any performance outcome reflects genuine achievement against the original targets and therefore value for shareholders.
Under the business diversification and R&D new product measures, in the light of any significant event (including acquisitions and divestments), the Committee will review the target and payment scale and make any adjustments it considers appropriate to maintain the integrity of the original targets. In addition, the Committee reserves the right to reduce vesting levels if targets are achieved in a manner which undermines the overall health of the business.
The Committee will normally include the revenue from opportunistic events such as pandemics when assessing performance under the business diversification and R&D new product measures. It is recognised that a successful response to an event such as a pandemic can generate significant value for shareholders. Such responses usually require supply capacity and/or other resource to be diverted from other products. However, before including that revenue, the Committee must be satisfied that the decision to pursue the opportunistic revenue was clearly in the best interests of shareholder value creation and that otherwise the performance under the relevant measure was sufficiently positive. Ultimately, the Committee will expect management to have acted in a way which enhanced shareholder value.
Under the business diversification measure, where above market growth has not been achieved at the end of a performance period, the Committee will normally reduce the vesting levels.
It is part of the Group’s strategy to increase the return on its R&D investment. If the R&D new product revenue target is achieved, but the Committee determines that insufficient progress has been made during the measurement period in increasing the return on R&D investment, the Committee may reduce the level of vesting under the R&D new product measure.
Under the adjusted free cash flow measure, the target may be adjusted for material factors which could distort free cash flow as a performance measure. These will typically include exchange rate movements and may also include legal and major taxation settlements and special pension contributions, which could materially distort this calculation. The impact of any acquisition or divestment will be quantified and adjusted for after the event. Major adjustments in the calculation will be disclosed to shareholders.
Pensions
Pensions provide an important tool for creating a long-term culture and loyalty.
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which they are likely to retire. Details of individual arrangements for the Executive Directors are set out on page 100.
New Executives to GSK will be eligible for either a defined contribution scheme or a cash balance pension plan. Existing obligations under defined benefit schemes in the UK will continue to be honoured.
a) UK pension arrangements
The company currently operates a defined contribution plan, and legacy final salary plans which are closed to new entrants. Newly hired Executives in the UK will participate in the defined contribution plan.
During 2010 the UK Government announced a series of changes to pensions, which will initially impact the pensions of approximately 80 people in GSK. The pension legislation will have significant negative consequences and the effectiveness of pensions will be much reduced. Pensions have been and continue to be an important tool for creating a long-term culture and promoting employee retention. Therefore the Committee has decided that existing pension promises be honoured and pensions above the new limits be delivered via GSK’s existing unfunded scheme.
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

GSK Annual Report 2010

Remuneration Report

Share ownership requirements
To align the interests of Executives with those of shareholders, Executives are required to build up and maintain significant holdings of shares in GSK over time.
Current share ownership requirements (SOR) are set out in the table below:

Share Ownership Requirement

CEO	4 x base salary
Other Executive Directors	3 x base salary
CET members	2 x base salary

Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company to support the long-term nature of the business. Shareholdings for the purpose of SOR as at 25th February 2011 were:

	Holding for	Holding for
	Ordinary shares	Ordinary shares
	for SOR purposes	for SOR purposes		% increase in
	as at 31/12/09	as at 25/02/11	*	shareholding

Andrew Witty	91,472	226,199		147
Julian Heslop	49,350	92,182		87
Simon Dingemans**	–	40,000		–
Dr Moncef Slaoui	66,938	169,906		154

*	Shares to be sold for tax following the vesting of the 2008 PSP awards have been excluded.

**	The disclosure for Simon Dingemans is from the date he joined the Board on 4th January 2011.
Other remuneration elements
The Executives participate in various all-employee share plans in either the UK or the USA.
The ShareSave Plan and the ShareReward Plan are UK HM Revenue & Customs approved plans open to all UK employees and UK-based Executive Directors on the same terms.
ShareSave participants may save up to £250 a month from their net salary for a fixed term of three years and at the end of the savings period they have the option to buy GSK shares at a discount of 20% of the market price set at the launch of each plan. Andrew Witty and Julian Heslop are ShareSave members, and each contribute £250 a month into the Plan. This provides them both with the option to buy shares at the end of the three-year savings period.
ShareReward participants can contribute up to £125 a month from their gross salary to purchase GSK shares and the company matches the number of GSK shares bought each month under this arrangement. The shares are held in trust and if they are left there for five years, they can be removed free of UK tax and national insurance contributions. Andrew Witty, Julian Heslop and Simon Dingemans each contribute £125 a month to buy shares under the ShareReward Plan.
The Executives also receive other benefits including healthcare (medical and dental), personal financial advice and life assurance. The cash value of the benefits received by the Executive Directors in 2010 is shown on page 94. Dr Moncef Slaoui normally resides in the USA. He has been seconded to the UK for a two year period from 1st November 2010 to enable him to be closer to GSK Biologicals as he assumes operational responsibility for this business.
Variable pay — performance periods ended
31st December 2010
This section provides further details on performance
achieved under the company’s annual bonus and long-term
incentive plans for performance periods that ended on
31st December 2010.
Annual bonus
For 2010, the majority of the annual bonus was based on the achievement of financial targets (based on Group profit before interest and tax and on business unit operating profit) and individual performance. The achievement of additional operational efficiency goals was also taken into account in determining the 2010 annual bonus levels.
The objectives set for the company for 2010 focused in particular on the continued development and launch of late stage pipeline assets, delivery of commercial targets and execution of restructuring programmes to simplify the operating model.
Despite 2010 being a challenging year for GSK and the pharmaceutical industry due to the effect of generic competition in the USA, the rapid loss of sales of Avandia following regulatory decisions in the Autumn, US healthcare reform and significant legacy litigation costs, management achieved key financial and strategic objectives, including:
•	delivering underlying sales growth (excluding pandemic products, Avandia and Valtrex)

•	strong sales performance in investment areas of the business, particularly Emerging Markets and Consumer Healthcare

•	increasing R&D pipeline potential and achieving key milestones in the transformation of R&D productivity, particularly in relation to the late stage R&D pipeline products

•	simplification of GSK’s business model, improved cash generation, before legal settlements, and achievement of operational efficiencies.
Overall, the Committee took into account GSK’s success in achieving the above objectives, as well as each individual’s performance, when determining the bonus awards for 2010. However, because management did not fully achieve the group profit before interest targets that were set, bonuses were determined accordingly. Actual bonus payments for Executive Directors are shown on page 94 and ranged from 79% to 147% of base salaries as at 31st December 2010 (2009–115% to 200%).

	Annual bonus	Annual bonus
	2010 000	2009 000	% change

Andrew Witty	£1,177	£2,000	(41)
Julian Heslop	£417	£602	(31)
Dr Moncef Slaoui	$1,434	$1,439	–

The following Executive Directors elected to participate in the Deferred Annual Bonus Plan in respect of 2010. Matching Awards may vest in February 2014, subject to their continued employment and achievement of the long-term incentive performance measures outlined on page 87 of the report.

Executive	% of total bonus	Deferred Award	Matching Award

Andrew Witty	32%	31,921 shares	31,921 shares
Dr Moncef Slaoui	50%	18,756 ADS	18,756 ADS

GSK Annual Report 2010

Remuneration Report

Long-term incentive plans
Performance share plan – Vesting of 2008 Awards
The Committee reviewed the performance criteria of the performance share plan awards granted to the Executive Directors in 2008, with the three-year performance period starting on 1st January 2008 and ending on 31st December 2010. The company ranked at median position in the comparator group of 10 companies and therefore 35% of the awards vested.
The awards made to other senior executives in 2008 were dependent in part on relative TSR performance and in part on EPS performance. The EPS portion of those awards did not vest.
The vesting schedules for the 2008, 2009 and 2010 awards are shown on page 99.
Share options – Vesting of 2008 Awards
The share option awards granted to Executives in 2008 were based on EPS performance. The performance conditions for the 2008 awards were not met and, as a result, all these awards lapsed.
Historical vesting for GSK’s LTIs
GSK’s LTI performance conditions continue to be challenging as is demonstrated by the table below. Relative TSR has been an important part of the LTI measures for many years. This measure has been retained under the current remuneration policy.
The following table shows the vesting levels of GSK’s performance share and share option awards to Executives since 2003. A TSR vesting percentage of 0% indicates that GSK’s relative TSR performance was below the median of the comparator group for that performance period.

		Performance Share	Share Option
		Plan	Plan

		Vesting	Vesting
		under TSR	under EPS
Performance period		measure %	measure %
2003	2004 - 2006	0	100
2004	2005 - 2007	38.47	100
2006	2006 - 2008	0	50.7
2007	2007 - 2009	35	0
2008	2008 - 2010	35	0

	Average annual vesting	21.69	50.14

No award was made during 2005 due to a change in the award cycle.
Executive Director terms and conditions
Executive Director contracts
The policy set out below provides the framework for contracts for Executive Directors.

Notice period on termination by employing company or executive	12 calendar months

Termination payment	1 x annual salary payable on termination

Vesting of LTIs	Rules of relevant incentive plan, as approved by shareholders

Pension	Based on existing arrangements and terms of relevant pension plan

Non-compete clause	12 months from termination notice date*

*	The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive is considered important by the company in order to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.
In 2010, Andrew Witty and Dr Moncef Slaoui agreed an amendment to their contractual terms to remove an entitlement to bonus as part of their termination package. The contracts for new Executives will not normally include a bonus element in any termination payment.
The terms of the new contracts seek to balance commercial imperatives and best practice. Where the company considers it important that an individual does not work elsewhere during his notice period, it may make a compensatory payment in respect of bonus for the period of restraint.
Julian Heslop is retiring early from the company on 31st March 2011. Under the terms of his contract entered into in 2005, he is entitled to receive one year’s notice on termination and his payment will include one year’s annual salary and 12 months’ on-target bonus.
Simon Dingemans joined the Board on 4th January 2011 as CFO Designate, and will become the CFO on 1st April 2011 following Julian Heslop’s retirement. In line with the company’s policy going forward, Simon Dingemans’ contract provides for a termination payment based on one year’s base salary only.

GSK Annual Report 2010

Remuneration Report

The following table sets out the details of the Executive Directors’ service contracts:

Current Directors	Date of contract	Effective date	Expiry date

Andrew Witty*	18th June 2008	22nd May 2008	31st August 2024

Julian Heslop	16th March 2006	1st April 2005	31st January 2014

Simon Dingemans	8th September 2010	4th January 2011	30th April 2028

Dr Moncef Slaoui**	21st December 2010	21st December 2010	1st August 2019

*	Andrew Witty’s contract was renewed in June 2008 following his appointment as CEO, and was amended on 4th February 2010 to reflect the changes to his severance terms outlined above.

**	Dr Moncef Slaoui’s previous contract dated 16th May 2008 was replaced on 21st December 2010 to reflect the changes to his severance terms outlined above.
No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry date.
Other entitlements
In addition to the contractual provisions outlined above, in the event that Executive Directors’ service agreements are terminated by their employing company, the following will apply:
•	in the case of outstanding awards under the GlaxoSmithKline Annual Investment Plan (which was closed to new deferrals with effect from the first quarter of 2006) provided that their agreement is terminated other than for cause, the executive must exercise any Bonus Investment Rights within six months of termination to receive any deferred amounts, and any income and gains; and

•	in line with the policy applicable to US senior executives, Dr Moncef Slaoui may become eligible, at a future date, to receive continuing medical and dental insurance after retirement.
Following the merger, those participants in the legacy share option schemes who elected to exchange their legacy options for options over GSK shares received an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit was triggered when the option was exercised or lapsed. To qualify for this additional cash benefit, participants had to retain their options until at least the second anniversary of the effective date of the merger. Following the payments made during 2010, there are no further payments due under this arrangement.
Outside appointments for Executive Directors
Any outside appointments are considered by the Nominations Committee to ensure they would not cause a conflict of interest and are then approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.
Chairman and Non-Executive Directors
Terms and conditions
Sir Christopher Gent’s letter of appointment was dated 26th May 2004, under which it was agreed that he would serve the company as Deputy Chairman until 31st December 2004 and from 1st January 2005 as Chairman until the conclusion of the AGM following the third anniversary of his appointment. This was extended for a further term of three years by mutual agreement, with effect from his re-election as a Director at the AGM held on 21st May 2008. This has been further extended for a period of five years subject to re-election with effect from 1st January 2011. (Further details are provided on page 68 of the Corporate Governance Report).
The terms of engagement of Non-Executive Directors other than Sir Christopher Gent, are also set out in letters of appointment. For all Non-Executive Directors, their initial appointment and any subsequent re-appointment are subject to election, and thereafter, periodic re-election by shareholders.
The letters of appointment for Non-Executive Directors do not contain provision for notice periods or for compensation if their appointments are terminated.
The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment

Sir Christopher Gent	26th May 2004
Professor Sir Roy Anderson	28th September 2007
Dr Stephanie Burns	12th February 2007
Larry Culp	9th June 2003
Sir Crispin Davis	9th June 2003
Sir Deryck Maughan	26th May 2004
James Murdoch	26th February 2009
Dr Daniel Podolsky	3rd July 2008
Tom de Swaan	21st December 2005
Sir Robert Wilson	9th June 2003

Chairman and Non-Executive Directors’ fees
The company aims to provide the Chairman and Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.
The Chairman’s fees are currently £540,000 per annum plus an allocation of shares to the value of £135,000 per annum.
Non-Executive Directors’ fees applying at 31st December 2010 are as follows:

Per annum

Standard annual cash retainer fee	£75,000

Supplemental fees

Chairman of Audit & Risk Committee	£80,000

Senior Independent Director and Scientific/Medical Experts	£30,000

Chairmen of the Remuneration and Corporate Responsibility Committees*	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

*	Sir Christopher Gent is the current Chairman of the Corporate Responsibility Committee, but does not receive the additional fee listed above.

GSK Annual Report 2010

Remuneration Report

To reflect the increased focus within the company on compliance and risk, GSK significantly enlarged the remit and responsibilities of the Audit & Risk Committee, and the commitment required from Tom de Swaan, its Chairman. The company agreed that the time requirement for his role as Committee Chairman moving from approximately 30 days to approximately 80 days per annum should be reflected through an increase in the fees payable.
Following an independent review, the supplemental fee for the Chairman of the Audit & Risk Committee was increased from £30,000 per annum to £80,000 per annum with effect from 1st October 2009.
Full details of the current Committee’s terms of reference and GSK’s Audit & Assurance model are given on pages 71 to 76.
In recent years there has been an increase in the time commitment, demands and responsibility placed on the role of a non-executive director, and this has generally led to an increase in their fees. As a result of these developments in the market, Non-Executive Director fees at GSK were independently reviewed during 2010. The review highlighted that there was scope to increase Non-Executive Director fees. However, in light of the current environment, the Board decided not to increase their fees at this time. They will continue to be kept under review.
Exchange rate
Fees that are paid in US dollars were converted at the following exchange rates:

Exchange rate
Date of approval	Period rate applied	£1/US$

29th July 2004	01.10.04 – 31.03.08	US$1.8162
28th March 2008	01.04.08 – 30.09.09	US$1.9918
3rd December 2009*	01.10.09 – 31.12.09	US$1.6395
	01.01.10 – 31.12.10	US$1.6326
	01.01.11 – 31.12.11	US$1.5798

*	Given fluctuations in the Sterling: US dollar exchange rate, it was agreed that with effect from 1st October 2009 the exchange rate would be set annually based on the average daily rate for the last quarter of the year prior to payment. The rate would be reviewed if exchange rates moved significantly during the year.
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
The shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are included within the Directors’ interests tables on page 96. The accumulated balance of these shares or ADS, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement from the Board. Upon retirement, the Non-Executive Directors will receive either the shares or ADS or a cash amount equal to the value of the shares or ADS at the date of retirement or date of payment if later.
TSR performance graph
The following graph sets out the performance of the company relative to the FTSE 100 Index of which the company is a constituent and to the pharmaceutical performance comparator group from 1st January 2006 to 31st December 2010. The graph has been prepared in accordance with the Regulations as defined on page 101 and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.
TSR performance

GSK Annual Report 2010

Remuneration Report
Annual remuneration

		2010				2009
					Total				Total
		Fees and	Other	Annual	annual	Fees and	Other	Annual	annual
		salary	benefits	bonus	remuneration	salary	benefits	bonus	remuneration
Footnote		000	000	000	000	000	000	000	000

Executive Directors
Andrew Witty	a,b,c,e	£1,000	£126	£1,177	£2,303	£948	£89	£2,000	£3,037
Julian Heslop	a,b	£525	£108	£417	£1,050	£507	£56	£602	£1,165

Dr Moncef Slaoui	c,d,e	$953	$405	$1,434	$2,792	$865	$355	$1,439	$2,659

Non-Executive Directors
Professor Sir Roy Anderson		£128	–	–	£128	£120	–	–	£120
Sir Crispin Davis		£118	–	–	£118	£102	–	–	£102
Sir Christopher Gent		£675	£2	–	£677	£675	£5	–	£680
James Murdoch	f	£98	–	–	£98	£54	–	–	£54
Tom de Swaan		£177	£1	–	£178	£133	–	–	£133
Sir Robert Wilson		£128	–	–	£128	£116	–	–	£116

Dr Stephanie Burns		$146	–	–	$146	$188	–	–	$188
Larry Culp		$135	–	–	$135	$188	–	–	$188
Sir Deryck Maughan		$147	–	–	$147	$188	–	–	$188
Dr Daniel Podolsky		$208	–	–	$208	$245	–	–	$245

Former Directors
Dr Michèle Barzach	g	–	–	–	–	£80	–	–	£80
Sir Ian Prosser	h	–	–	–	–	£48	£5	–	£53
Dr Ronaldo Schmitz	h	–	–	–	–	£37	£5	–	£42

Dr Jean-Pierre Garnier	b	–	$118	–	$118	–	$5,885	–	$5,885

Total remuneration		£3,873	£574	£2,518	£6,965	£3,893	£4,160	£3,525	£11,578

Analysed as:
Executive Directors		£2,140	£495	£2,518	£5,153	£2,009	£373	£3,525	£5,907
Non-Executive Directors		£1,733	£3	–	£1,736	£1,719	£5	–	£1,724
Former Directors		–	£76	–	£76	£165	£3,782	–	£3,947

Total remuneration		£3,873	£574	£2,518	£6,965	£3,893	£4,160	£3,525	£11,578

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

a)	Andrew Witty and Julian Heslop both participate in Salary Sacrifice schemes.

b)	Following the merger, and in order to encourage employees to convert their non-savings related options held over legacy shares or ADS for options over GlaxoSmithKline shares or ADS, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive, was only payable when the new option was exercised or lapsed underwater. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. During the year, Andrew Witty received £93,002 (2009 – £49,499) and Julian Heslop received £89,936 (2009 – £32,000). Dr Jean-Pierre Garnier received $5,512,369 in 2009 as a result of options granted to him in 1999 lapsing. No further payments will be made.

c)	Andrew Witty and Dr Moncef Slaoui have elected to participate in GSK’s Deferred Annual Bonus Plan in respect of their 2010 bonuses. Andrew Witty also participated in 2009 (Dr Moncef Slaoui was not eligible to participate in that year).

d)	Dr Moncef Slaoui is a Non-Executive Director of the Agency for Science, Technology and Research (A*STAR) in respect of which he received $1,005 (2009 – $3,951) during 2010 which is not included above.

e)	Other benefits in 2009 for Andrew Witty and Dr Moncef Slaoui have been restated to reflect certain elements of remuneration no longer being deemed a benefit.

f)	James Murdoch was appointed to the Board with effect from 20th May 2009.

g)	Dr Michele Barzach received fees of €nil (2009 – €89,700) from GSK France for healthcare consultancy provided. These are included within fees and salary above,

h)	Sir Ian Prosser and Dr Ronaldo Schmitz retired as Non-Executive Directors of the company on 20th May 2009. On leaving the Board both Sir Ian Prosser and Dr Ronaldo Schmitz received the accumulated balance of shares previously awarded under the Non-Executive Directors’ share arrangements based on the share price at the payment date. A final payment in respect of the balance for Sir Ian Prosser was made during 2010. Further details are as set out in the table on page 96. These are not included within fees and salaries above.
None of the above Directors received reimbursement for expenses during the year requiring separate disclosure as required by the Regulations.
GSK Annual Report 2010

Remuneration Report
Non-Executive Directors’ fees

	2010					2009
	Total	Cash	Shares/ADS	Total	Cash	Shares/ADS
Fees	000	000	000	000	000	000
Current Non-Executive Directors
Professor Sir Roy Anderson	£128	£96	£32	£120	£90	£30
Sir Crispin Davis	£118	–	£118	£102	–	£102
Sir Christopher Gent	£675	£540	£135	£675	£540	£135
James Murdoch	£98	–	£98	£54	£40	£14
Tom de Swaan	£177	£133	£44	£133	£99	£34
Sir Robert Wilson	£128	£96	£32	£116	£87	£29

Dr Stephanie Burns	$146	$73	$73	$188	$141	$47
Larry Culp	$135	–	$135	$188	$141	$47
Sir Deryck Maughan	$147	–	$147	$188	$141	$47
Dr Daniel Podolsky	$208	$52	$156	$245	$184	$61

Former Non-Executive Directors
Sir Ian Prosser	–	–	–	£48	£31	£17
Dr Ronaldo Schmitz	–	–	–	£37	£26	£11

Total Remuneration	£1,733	£945	£788	£1,804	£1,302	£502

The table above sets out the remuneration received as Non-Executive Directors of the company.
Non-Executive Directors are required to take at least a part of their total fees in the form of shares allocated to a share account which is not paid out until retirement from the Board (see page 93 for further details). The total value of these shares and ADS as at the date of award, together with the cash payment, forms their total fees, which are included within the Annual remuneration table under ‘Fees and salary’. The table above sets out the value of their fees received in the form of cash and shares and ADS.
The table below sets out the accumulated number of shares and ADS held by the Non-Executive Directors in relation to their fees received as Board members as at 31st December 2010, together with the movements in their accounts over the year.

	Number of shares and ADS
Non-Executive Directors’ share arrangements	31st December 2009	Allocated & elected	Dividends reinvested	Paid out	31st December 2010

Current Non-Executive Directors
Shares
Professor Sir Roy Anderson	5,730	2,585	305	–	8,620
Sir Crispin Davis	42,909	9,527	2,206	–	54,642
Sir Christopher Gent	53,025	11,006	2,709	–	66,740
James Murdoch	1,077	7,896	132	–	9,105
Tom de Swaan	8,952	3,605	471	–	13,028
Sir Robert Wilson	12,133	2,585	623	–	15,341

ADS
Dr Stephanie Burns	5,096	1,984	272	–	7,352
Larry Culp	18,832	3,609	976	–	23,417
Sir Deryck Maughan	16,678	3,917	867	–	21,462
Dr Daniel Podolsky	8,017	4,182	436	–	12,635

Former Non-Executive Directors
Shares
Sir Ian Prosser	1,240	–	–	1,240	–

GSK Annual Report 2010

Remuneration Report

The table below sets out the settlement of former Non-Executive Directors’ share arrangements on their leaving the Board:

			Value of	Value of
		Date of	awards on	awards on	Payments	Payments
Footnote		leaving	allocation	leaving	in 2009	in 2010
Sir Ian Prosser	a,b	20.05.09	£382,142	£356,644	£343,525	£15,767

a)	The changes in value of awards between allocation, leaving and subsequent payment are attributable to dividends reinvested and the change in the share price for each award.

b)	Awards to Sir Ian Prosser under the Non-Executive Directors’ share arrangements were partially settled in shares during 2009 with the balance of 1,240 shares settled in 2010.
Directors’ interests
The following interests of the Directors of the company and their connected persons are shown in accordance with the FSA Listing Rules.

		Shares			ADS
		24th February	31st December	1st January	24th February	31st December	1st January
Footnote		2011	2010	2010	2011	2010	2010

Executive Directors
Andrew Witty	a,d	184,281	151,213	91,472	–	–	–
Simon Dingemans	b	40,000	–	–	–	–	–
Julian Heslop	a,d	76,900	76,254	49,350	–	–	–
Dr Moncef Slaoui	c,d	59,622	59,133	60,948	37,883	18,459	592

Non-Executive Directors
Professor Sir Roy Anderson	e	8,620	8,620	5,730	–	–	–
Dr Stephanie Burns	e	44	44	44	7,418	7,418	5,161
Larry Culp	e	–	–	–	23,417	23,417	18,832
Sir Crispin Davis	e	61,402	61,402	49,669	–	–	–
Sir Christopher Gent	e	66,741	66,741	53,025	–	–	–
Sir Deryck Maughan	e	–	–	–	21,462	21,462	16,678
James Murdoch	e	10,105	10,105	2,077	–	–	–
Dr Daniel Podolsky	e	–	–	–	12,635	12,635	8,017
Tom de Swaan	e	13,028	13,028	8,952	–	–	–
Sir Robert Wilson	e	21,470	21,470	18,262	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares. The interests of the above-mentioned Directors at 24th February 2011 reflect the change between the year-end and that date.

a)	Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Andrew Witty totalling 2,577 at 31st December 2010 (31st December 2009 – 2,216) and 2,628 shares at 24th February 2011 and Julian Heslop totalling 2,577 at 31st December 2010 (31st December 2009 – 2,216) and 2,628 shares at 24th February 2011.

b)	Simon Dingemans joined the Board on 4th January 2011.

c)	Includes ADS purchased in the GlaxoSmithKline Stock Fund within the US Retirement Savings Plan and US Executive Supplemental Savings Plan.

d)	The 2008 Performance Share Plan vesting conditions were approved on 24th February 2011, as detailed on page 91. However, the shares did not vest until 25th February 2011 and are not included in the totals above.

e)	Includes shares and ADS received as part or all of their fees, as described under Non-Executive Directors’ share allocation plan on page 93. Dividends received on these shares and ADS were converted to shares and ADS as at 31st December 2010.
GSK Annual Report 2010

Remuneration Report
Long-term Incentive plans
Share option plan awards

Options – Shares			Granted
	Footnote	31st December 2009	Date of grant	Exercise period	Grant price	Number	Lapsed	31st December 2010

Andrew Witty		1,549,702	–	–	–	–	259,200	1,290,502
Julian Heslop		889,400	–	–	–	–	304,350	585,050
Dr Moncef Slaoui		155,190	–	–	–	–	14,870	140,320

Options – ADS			Granted
		31st December 2009	Date of grant	Exercise period	Grant price	Number	Lapsed	31st December 2010
Dr Moncef Slaoui	a	489,330	22.02.10	22.02.13 – 22.02.20	37.32	1,100	168,695	321,735

a)	These details include a change to Dr Slaoui’s connected person, who is also an employee of GSK.
For those options outstanding at 31st December 2010, the earliest and latest vesting and lapse dates for options above and below the market price for a GlaxoSmithKline share at the year-end are given in the table below.

		Weighted average		Vesting date		Lapse date
Andrew Witty		grant price	Number	earliest	latest	earliest	latest
Options above market price at year-end:	vested	15.26	369,993	29.03.04	20.02.09	28.03.11	22.02.16

Options below market price at year-end:	vested	11.39	249,500	02.12.05	30.11.07	30.11.12	01.12.14
	unvested	11.63	671,009	18.02.11	01.12.11	31.05.12	20.07.18

Total share options as at 31st December 2010		12.62	1,290,502

		Weighted average		Vesting date		Lapse date
Julian Heslop		grant price	Number	earliest	latest	earliest	latest
Options above market price at year-end:	vested	15.59	279,117	29.03.04	20.02.09	28.03.11	22.02.16

Options below market price at year-end:	vested	11.23	62,250	03.12.07	03.12.07	01.12.14	01.12.14
	unvested	11.46	243,683	18.02.11	30.11.12	31.05.13	16.02.18

Total share options as at 31st December 2010		13.41	585,050

		Weighted average		Vesting date		Lapse date
Dr Moncef Slaoui		grant price	Number	earliest	latest	earliest	latest
Options above market price at year-end:	vested	14.68	68,520	20.02.09	20.02.09	23.02.16	20.02.16

Options below market price at year-end:	vested	11.58	71,800	02.12.05	03.12.07	03.12.12	01.12.14

Total share options as at 31st December 2010		13.09	140,320

Options above market price at year-end:	vested	56.92	935	27.07.09	19.02.10	25.07.16	17.02.17
	unvested	44.75	159,850	18.02.11	18.02.11	16.02.18	16.02.18

Options below market price at year-end:	unvested	33.45	160,950	17.02.12	21.02.13	15.02.19	20.02.20

Total ADS options as at 31st December 2010		39.13	321,735

This includes those share options held by Dr Moncef Slaoui’s connected person, who is also an employee of GSK.
GSK Annual Report 2010

Remuneration Report
GSK granted share options to Executive Directors on an annual basis until 2009. The Directors hold these options under the various share option plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. None of the Non-Executive Directors had an interest in any option over the company’s shares.
The table below sets out, for share options granted in 2008, the performance periods, the performance targets and whether or not the options have vested at 31st December 2010.

				Performance target
			Vesting status	Annualised growth	Percentage of
Grant	Footnote	Performance period	at 31st December 2010	in EPS	award vesting

February 2008	a	2008 – 2010	Unvested	> RPI + 6%	100%
				RPI + 5%	83%
				RPI + 4%	67%
				RPI + 3%	50%
				<RPI + 3%	0%

a)	The performance targets for these share options were not met, and as a result they lapsed on the third anniversary of the date of grant.
The table below sets out, for share options granted in respect of 2009 and 2010 the performance period and targets.

				Performance target
		Vesting status	Annualised growth	Percentage of
Grant	Performance period	at 31st December 2010	in EPS	award vesting

February 2009 – 50% of award	2009 – 2011	Unvested	> RPI + 6%	100%
February 2009 – 50% of award	2009 – 2012	Unvested	RPI + 5%	85%
			RPI + 4%	65%
			RPI + 3%	30%
			<RPI + 3%	0%

The highest and lowest closing prices during the year ended 31st December 2010 for GlaxoSmithKline shares were £10.95 and £13.40, respectively. The highest and lowest prices for GlaxoSmithKline ADS during the year ended 31st December 2010 were $32.34 and $42.97, respectively. The market price for a GlaxoSmithKline share on 31st December 2010 was £12.40 (31st December 2009 – £13.20) and for a GlaxoSmithKline ADS was $39.22 (31st December 2009 – $42.25). The prices on 24th February 2011 were £11.78 per GlaxoSmithKline share and $38.13 per GlaxoSmithKline ADS.
Performance Share Plan (PSP) awards
Performance share awards are made to Executive Directors on an annual basis. The Directors hold these options under the various PSP plans referred to in Note 42 to the financial statements.

Andrew Witty – Shares				Vested
	Unvested		Market price					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st	Number
	December	granted in	date of		Market	Vested		dividends	December	granted in
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010	2011

2007 – 2009	95,410	–	£14.88	33,781	£12.09	408,238	62,735	1,106	–	–
2008 – 2010	242,010	–	£11.47	–	–	–	–	12,439	254,449	–
2008 – 2010	65,923	–	£12.21	–	–	–	–	3,388	69,311	–
2009 – 2011	476,146	–	£10.51	–	–	–	–	24,471	500,617	–
2010 – 2012	–	415,454	£12.04	–	–	–	–	10,327	425,781	–
2011 – 2013	–	–	–	–	–	–	–	–	–	424,448

Julian Heslop – Shares				Vested
	Unvested		Market					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st
	December	granted in	date of		Market	Vested		dividends	December
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010

2007 – 2009	117,859	–	£14.88	41,729	£12.09	504,294	77,497	1,367	–
2008 – 2010	112,938	–	£11.47	–	–	–	–	5,805	118,743
2009 – 2011	199,982	–	£10.51	–	–	–	–	10,278	210,260
2010 – 2012	–	174,491	£12.04	–	–	–	–	4,337	178,828

GSK Annual Report 2010

Remuneration Report

Dr Moncef Slaoui – ADS				Vested
	Unvested		Market					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st	Number
	December	granted in	date of		Market	Vested		dividends	December	granted in
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010	2011
2007 – 2009	79,286	–	$58.00	27,454	$37.42	$1,027,342	52,748	916	–	–
2008 – 2010	75,991	–	$44.75	–	–	–	1,778	3,939	78,152	–
2009 – 2011	2,686	–	$33.42	–	–	–	2,825	139	–	–
2009 – 2011	69,804	–	$33.50	–	–	–	–	3,618	73,422	–
2010 – 2012	–	133,247	–	–	–	–	2,684	3,256	133,819	–
2011 – 2013	–	–	–	–	–	–	–	–	–	147,521

This includes those performance shares held by Dr Moncef Slaoui’s connected person, who is also an employee of GSK. Lapses for performance periods 2008 to 2011 relate to a change in connected person.

Simon Dingemans - Shares						Vested
	Unvested		Market					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st	Number
	December	granted in	date of		Market	Vested		dividends	December	granted in
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010	2011
2011 – 2013	–	–	–	–	–	–	–	–	–	196,095

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant measurement period and is dependent on GSK’s performance during that period as described on pages 87 to 89. The Committee adjusted the comparator group by removing Schering-Plough and Wyeth following their de-listing during 2009 and revised the vesting schedule accordingly. For outstanding and future awards, TSR performance will be measured against the revised comparator group including GSK, as set out below.
Dividends are reinvested on the performance shares awarded to Executives, throughout the performance period and up to the date of the final award. The dividend reinvestment is calculated as of the dividend payment date. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards. The total gain on vesting of PSP awards made by Executive Directors and connected persons is £1,575,333 (2009 – £193,518).
The following vesting schedules apply to PSP awards made in 2008.

			TSR vesting schedule

Award	% of Award	Performance Period	TSR rank with 12 other companies	Percentage of award vesting

2008	100	2008 – 2010	1	100%
			2	100%
			3	87%
			4	74%
			5	61%
			6	48%
			Median	35%
			Below median	0%

The following vesting schedules apply to PSP awards made in 2009 and 2010.

			TSR vesting schedule

Award	% of Award	Performance Period	TSR rank with 10 other companies	Percentage of award vesting
2009	30	2009 – 2011	1	100%
	30	2009 – 2012	2	100%
2010	30	2010 – 2012	3	100%
	30	2010 – 2013	4	80%
			5	55%
			Median	30%
			Below median	0%

				Adjusted free cash flow vesting schedule

			Cash flow Targets
Award	% of Award	Performance Period	£bn	Percentage of award vesting
2009	40	2009 – 2011	13.5 – 16.0	25% – 100%
2010	40	2010 – 2012	17.3 – 20.5	25% – 100%

GSK Annual Report 2010

Remuneration Report
Deferred Annual Bonus Plan Awards
Deferred Annual Bonus Plan awards are made to Executive Directors’ annually based on the individual’s voluntary bonus deferral election. The terms of the Deferred Annual Bonus Plan are outlined on page 87.

Andrew Witty – Shares				Vested
	Unvested		Market					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st	Number
	December	granted in	date of		Market	Vested		dividends	December	granted in
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010	2011

2010 – 2012	–	24,291	12.35	–	–	–	–	616	24,907	–

2011 – 2013	–	–	–	–	–	–	–	–	–	31,921

Dr Moncef Slaoui - ADS				Vested
	Unvested		Market					Additional	Unvested
	at 31st	Number	price on					shares by	at 31st	Number
	December	granted in	date of		Market	Vested		dividends	December	granted in
Performance period	2009	2010	grant	Number	price	Gain	Lapsed	reinvested	2010	2011

2011 – 2013	–	–	–	–	–	–	–	–	–	18,756

Share Value Plan awards

Dr Moncef Slaoui – Shares and ADS			Vested & deferred
	Unvested	Market				Unvested
Plan year	at 31st	price on				at 31st	Number
	December	date of		Market		December	granted in
	2009	grant	Number	price	Gain	2010	2011
2007	510	$58.00	510	$37.32	19,033	–	–
2008	640	$44.75	–	–	–	640	–
2009	640	$33.42	–	–	–	640	–
2010	640	$37.32	–	–	–	640	–
2011	–	$38.13	–	–	–	–	2,450

As an Executive Director, Dr Moncef Slaoui is not eligible to receive awards under the Share Value Plan. The awards shown above reflect the holdings of Dr Moncef Slaoui’s connected person, an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment with GSK.
Pension benefits
The accrued annual pension benefits and transfer values for Executive Directors in office on 31st December 2010 on retirement are set out below.
The Companies Act 2006 requires disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The FSA’s Listing Rules require additional disclosure of the change in the accrued benefit, net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

	Accrued							Change in
	benefit at	Accrued	Change in	Personal	Transfer	Transfer		accrued	Transfer value
	31st	benefit at	accrued	contributions	value at	value at	Change	benefit over	of change
	December	31st December	benefit	made during	31st December	31st December	in transfer	year net	in accrued
	2009	2010	over year	the year	2009	2010	value	of inflation	benefit*
Executive Directors	000	000	000	000	000	000	000*	000	000
Andrew Witty	£446	£497	£51	£30	£6,272	£9,651	£3,349	£51	£987
Julian Heslop	£201	£222	£21	£16	£3,787	£5,308	£1,505	£21	£563
Dr Moncef Slaoui	$187	$230	$43	–	$1,101	$1,518	$417	$41	–
Dr Moncef Slaoui	€59	€65	€6	–	€647	€689	€42	€5	–

*	These are shown net of contributions made by the individual.
Andrew Witty and Julian Heslop participate in the Glaxo Wellcome Defined Benefit Plan with an accrual rate of 1/30th of final pensionable salary per annum. In 2000 all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by 5% to reflect a distribution of surplus. This augmentation will apply to that element of Andrew Witty and Julian Heslop’s pension earnings before 31st March 2000.

Remuneration Report

The transfer values for Andrew Witty and Julian Heslop are calculated in accordance with pensions’ regulation and represent the present value of potential payments under the pension plan. The actuarial assumptions for the calculation have changed since 31st December 2009 and these changes have increased the transfer values by £2,117,956 (63% of increase) for Andrew Witty and £778,368 (52% of increase) for Julian Heslop. The balance of the increase in transfer value is the result of the increased valuation of the pension benefit accrued in the year and the reduced period of service to the assumed retirement age.
Dr Moncef Slaoui is a member of the US Executive Cash Balance Pension Plan. The plan provides for an Executive Pension Credit, under which GSK makes annual contributions calculated as a percentage of the executive’s base salary. GSK makes contributions at 38% of base pay. The fund increases at an interest rate set annually in advance based on the 30 year US Treasury bond rate to provide a cash sum at retirement. The plan has no entitlement to a spouse’s pension or to pension increases.
The transfer value, or cash sum, has increased by $416,924 for Dr Moncef Slaoui over the year as a result of further accumulation of interest and contributions paid by the company.
Dr Moncef Slaoui was an active participant in the Belgium Fortis Plan until 31st May 2006. This plan is a defined benefit plan with a lump sum payable at normal retirement which is age 60 for the plan. The transfer value, or cash sum, of Dr Moncef Slaoui’s plan has increased by €41,598 over the year as a result of further accumulation of interest.
Dr Moncef Slaoui is a member of the US Retirement Savings Plan, a 401k savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to accrue benefits above US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement.
During 2010, contributions of $138,290 (£88,648) were paid into these two schemes by GSK in respect of Dr Moncef Slaoui.
Directors’ interests in contracts
Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance in relation to the Group’s business with a Group company.
Directors and Senior Management
Further information is also provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Executive and Non-Executive Directors and members of the CET. For the financial year 2010, the total compensation paid to members of the group for the periods during which they served in that capacity was £20,377,021, the aggregate increase in accrued pension benefits, net of inflation, was £1,252,061 and the aggregate payment to defined contribution schemes was £613,889.
During 2010, the members of the group were granted 94,320 share options and 1,100 ADS options under the Share Option Plan, were awarded 24,291 shares under the Deferred Annual Bonus Plan, 1,273,718 shares and 421,417 ADS under the Performance Share Plan, and nil shares and 640 ADS under the Share Value Plan. No notional shares or ADS were granted under the Deferred Investment Award Plan in 2010. Members of the group were awarded through the reinvestment of dividends with 131,316 shares and 40,260 ADS in the Performance Share Plan, 616 shares in the Deferred Annual Bonus Plan and 5,521 notional shares in the Deferred Investment Award Plan.
At 24th February 2011, the group (comprising 29 persons) owned 922,342 shares and 90,057 ADS, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 6,452,022 shares and 1,153,094 ADS; 4,747,585 shares and 1,250,945 ADS awarded under the Performance Share Plan, including those shares and ADS that are vested and deferred; 1,350 vested and deferred ADS under the legacy SmithKline Beecham Mid-Term Incentive Plan; 13,510 shares and 3,730 ADS awarded under the Share Value Plan; 88,315 shares and 31,913 ADS under the Deferred Annual Bonus Plan and 1,561 notional shares awarded under the Deferred Investment Award Plan. These holdings were issued under the various executive share option plans described in Note 42 to the financial statements, ‘Employee share schemes’.
Basis of preparation
The Remuneration Report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the Regulations) and meets the relevant requirements of the FSA Listing Rules.
The Remuneration Report has been approved by the Board of Directors and signed on its behalf by
Sir Crispin Davis
Remuneration Committee Chairman
1st March 2011

GSK Annual Report 2010

Directors’ statement of responsibilities

Directors’ statement of responsibilities in relation
to the Group financial statements
The Directors are responsible for preparing the Annual Report, the Remuneration Report and the Group financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS, as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.
In preparing those financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration Report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Group financial statements for the year ended 31st December 2010, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 104 to 185 of this report.
The responsibilities of the auditors in relation to the Group financial statements are set out in the Independent Auditors’ report on page 103.
The Group financial statements for the year ended 31st December 2010 are included in the Annual Report. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.
Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2010 confirms that, to the best of his or her knowledge:
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
Going concern basis
The Business review on pages 7 to 57 contains information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’.
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
The Combined Code
The Board considers that GlaxoSmithKline plc applies the Main Principles of Section 1 of the Combined Code maintained by the FRC, as described in the Corporate Governance section on pages 58 to 83, and has complied with its provisions except as disclosed on page 63.
As required by the FSA’s Listing Rules the auditors have considered the Directors’ statement of compliance in relation to those points of the Combined Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31st December 2010, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by
Sir Christopher Gent
Chairman
1st March 2011

GSK Annual Report 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statements of cash flows, consolidated statements of comprehensive income and, consolidated statement of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31st December 2010 and 31st December 2009, and the results of their operations and cash flows for each of the three years in the period ended 31st December 2010, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission COSO. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Managements annual report on internal control over financial reporting’ on page 80. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers LLP
London
United Kingdom
4th March 2011

GSK Annual Report 2010

Consolidated income statement for the year ended 31st December 2010

		2010
		Results
		before major	Major
		restructuring	restructuring	Total
	Notes	£m	£m	£m

Turnover	6	28,392	–	28,392
Cost of sales		(7,405)	(187)	(7,592)

Gross profit		20,987	(187)	20,800
Selling, general and administration		(12,388)	(665)	(13,053)
Research and development		(3,964)	(493)	(4,457)
Other operating income	8	493	–	493

Operating profit	9	5,128	(1,345)	3,783

Finance income	11	116	–	116
Finance costs	12	(828)	(3)	(831)
Profit on disposal of interest in associates		8	–	8
Share of after tax profits of associates and joint ventures	13	81	–	81

Profit before taxation		4,505	(1,348)	3,157

Taxation	14	(1,544)	240	(1,304)

Profit after taxation for the year		2,961	(1,108)	1,853

Profit attributable to non-controlling interests		219	–	219
Profit attributable to shareholders		2,742	(1,108)	1,634

		2,961	(1,108)	1,853

Basic earnings per share (pence)	15			32.1	p
Diluted earnings per share (pence)	15			31.9	p

The calculation of ‘Results before major restructuring’ is described in Note 1, ‘Presentation of the financial statements’.
Consolidated statement of comprehensive income for the year ended 31st December 2010

2010
£m

Profit for the year	1,853

Exchange movements on overseas net assets and net investment hedges	166
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(2)
Tax on exchange movements	–
Fair value movements on available-for-sale investments	94
Deferred tax on fair value movements on available-for-sale investments	(25)
Reclassification of fair value movements on available-for-sale investments	1
Deferred tax reversed on reclassification of available-for-sale investments	(3)
Fair value movements on cash flow hedges	(8)
Deferred tax on fair value movements on cash flow hedges	1
Reclassification of cash flow hedges to income statement	3
Fair value movement on subsidiary acquisition	–
Cash flow hedge reclassified to goodwill	6
Actuarial losses on defined benefit plans	(1)
Deferred tax on actuarial movements in defined benefit plans	1

Other comprehensive income/(expense) for the year	233

Total comprehensive income for the year	2,086

Total comprehensive income for the year attributable to:
Shareholders	1,847
Non-controlling interests	239

Total comprehensive income for the year	2,086

GSK Annual Report 2010

2009				2008
Results				Results
before major	Major			before major	Major
restructuring	restructuring	Total		restructuring	restructuring	Total
£m	£m	£m		£m	£m	£m

28,368	–	28,368		24,352	–	24,352
(7,095)	(285)	(7,380)		(5,776)	(639)	(6,415)

21,273	(285)	20,988		18,576	(639)	17,937
(9,200)	(392)	(9,592)		(7,352)	(304)	(7,656)
(3,951)	(155)	(4,106)		(3,506)	(175)	(3,681)
1,135	–	1,135		541	–	541

9,257	(832)	8,425		8,259	(1,118)	7,141

70	–	70		313	–	313
(780)	(3)	(783)		(838)	(5)	(843)
115	–	115		–	–	–
64	–	64		48	–	48

8,726	(835)	7,891		7,782	(1,123)	6,659

(2,443)	221	(2,222)		(2,231)	284	(1,947)

6,283	(614)	5,669		5,551	(839)	4,712

138	–	138		110	–	110
6,145	(614)	5,531		5,441	(839)	4,602

6,283	(614)	5,669		5,551	(839)	4,712

		109.1	p			88.6	p
		108.2	p			88.1	p

2009				2008
£m				£m

5,669				4,712

(194)				1,017
(44)				84
19				15
42				(47)
(24)				5
–				(34)
13				3
(6)				6
2				(3)
1				–
(6)				–
–				–
(659)				(1,370)
183				441

(673)				117

4,996				4,829

4,895				4,670
101				159

4,996				4,829

GSK Annual Report 2010

Consolidated balance sheet as at 31st December 2010

		2010	2009
	Notes	£m	£m

Non-current assets
Property, plant and equipment	17	9,045	9,374
Goodwill	18	3,606	3,361
Other intangible assets	19	8,532	8,183
Investments in associates and joint ventures	20	1,081	895
Other investments	21	711	454
Deferred tax assets	14	2,566	2,374
Derivative financial instruments	41	97	68
Other non-current assets	22	556	583

Total non-current assets		26,194	25,292

Current assets
Inventories	23	3,837	4,064
Current tax recoverable	14	56	58
Trade and other receivables	24	5,793	6,492
Derivative financial instruments	41	93	129
Liquid investments	32	184	268
Cash and cash equivalents	25	6,057	6,545
Assets held for sale	26	16	14

Total current assets		16,036	17,570

Total assets		42,230	42,862

Current liabilities
Short-term borrowings	32	(291)	(1,471)
Trade and other payables	27	(6,888)	(6,772)
Derivative financial instruments	41	(188)	(168)
Current tax payable	14	(1,047)	(1,451)
Short-term provisions	29	(4,380)	(2,256)

Total current liabilities		(12,794)	(12,118)

Non-current liabilities
Long-term borrowings	32	(14,809)	(14,786)
Deferred tax liabilities	14	(707)	(645)
Pensions and other post-employment benefits	28	(2,672)	(2,981)
Other provisions	29	(904)	(985)
Derivative financial instruments	41	(5)	–
Other non-current liabilities	30	(594)	(605)

Total non-current liabilities		(19,691)	(20,002)

Total liabilities		(32,485)	(32,120)

Net assets		9,745	10,742

Equity
Share capital	33	1,418	1,416
Share premium account	33	1,428	1,368
Retained earnings	34	4,779	6,321
Other reserves	34	1,262	900

Shareholders’ equity		8,887	10,005

Non-controlling interests		858	737

Total equity		9,745	10,742

Approved by the Board on 1st March 2011
Sir Christopher Gent
Chairman
GSK Annual Report 2010

Consolidated statement of changes in equity for the year ended 31st December 2010

	Shareholders’ equity
						Non-
	Share	Share	Retained	Other		controlling	Total
	capital	premium	earnings	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1st January 2008	1,503	1,266	6,475	359	9,603	307	9,910
Profit for the year	–	–	4,602	–	4,602	110	4,712
Other comprehensive income/(expense) for the year	–	–	121	(53)	68	49	117
Distributions to non-controlling interests	–	–	–	–	–	(79)	(79)
Dividends to shareholders	–	–	(2,929)	–	(2,929)	–	(2,929)
Ordinary shares issued	2	60	–	–	62	–	62
Ordinary shares purchased and cancelled	(90)	–	(3,706)	90	(3,706)	–	(3,706)
Ordinary shares acquired by ESOP Trusts	–	–	–	(19)	(19)	–	(19)
Ordinary shares transferred by ESOP Trusts	–	–	–	10	10	–	10
Write-down of shares held by ESOP Trusts	–	–	(181)	181	–	–	–
Share-based incentive plans	–	–	241	–	241	–	241
Tax on share-based incentive plans	–	–	(1)	–	(1)	–	(1)

At 31st December 2008	1,415	1,326	4,622	568	7,931	387	8,318
Profit for the year	–	–	5,531	–	5,531	138	5,669
Other comprehensive (expense)/income for the year	–	–	(663)	27	(636)	(37)	(673)
Distributions to non-controlling interests	–	–	–	–	–	(89)	(89)
Changes in non-controlling interests	–	–	–	–	–	338	338
Put option over non-controlling interest	–	–	–	(2)	(2)	–	(2)
Dividends to shareholders	–	–	(3,003)	–	(3,003)	–	(3,003)
Ordinary shares issued	1	42	–	–	43	–	43
Ordinary shares acquired by ESOP Trusts	–	–	–	(57)	(57)	–	(57)
Ordinary shares transferred by ESOP Trusts	–	–	–	13	13	–	13
Write-down of shares held by ESOP Trusts	–	–	(351)	351	–	–	–
Share-based incentive plans	–	–	171	–	171	–	171
Tax on share-based incentive plans	–	–	14	–	14	–	14

At 31st December 2009	1,416	1,368	6,321	900	10,005	737	10,742
Profit for the year	–	–	1,634	–	1,634	219	1,853
Other comprehensive income for the year	–	–	144	69	213	20	233
Distributions to non-controlling interests	–	–	–	–	–	(118)	(118)
Dividends to shareholders	–	–	(3,205)	–	(3,205)	–	(3,205)
Ordinary shares issued	2	60	–	–	62	–	62
Ordinary shares acquired by ESOP Trusts	–	–	–	(16)	(16)	–	(16)
Ordinary shares transferred by ESOP Trusts	–	–	–	17	17	–	17
Write-down of shares held by ESOP Trusts	–	–	(292)	292	–	–	–
Share-based incentive plans	–	–	175	–	175	–	175
Tax on share-based incentive plans	–	–	2	–	2	–	2

At 31st December 2010	1,418	1,428	4,779	1,262	8,887	858	9,745

GSK Annual Report 2010

Consolidated cash flow statement for the year ended 31st December 2010

		2010	2009	2008
	Notes	£m	£m	£m

Cash flow from operating activities
Profit after taxation for the year		1,853	5,669	4,712
Adjustments reconciling profit after tax to operating cash flows	36	6,778	3,876	4,343

Cash generated from operations		8,631	9,545	9,055
Taxation paid		(1,834)	(1,704)	(1,850)

Net cash inflow from operating activities		6,797	7,841	7,205

Cash flow from investing activities
Purchase of property, plant and equipment		(1,014)	(1,418)	(1,437)
Proceeds from sale of property, plant and equipment		92	48	20
Purchase of intangible assets		(621)	(455)	(632)
Proceeds from sale of intangible assets		126	356	171
Purchase of equity investments		(279)	(154)	(87)
Proceeds from sale of equity investments		27	59	42
Purchase of businesses, net of cash acquired	38	(354)	(2,792)	(454)
Investments in associates and joint ventures	38	(61)	(29)	(9)
Decrease in liquid investments		91	87	905
Interest received		107	90	320
Dividends from associates and joint ventures		18	17	12
Proceeds from disposal of associates		–	178	–

Net cash outflow from investing activities		(1,868)	(4,013)	(1,149)

Cash flow from financing activities
Proceeds from own shares for employee share options		17	13	9
Shares acquired by ESOP Trusts		(16)	(57)	(19)
Issue of share capital	33	62	43	62
Purchase of own shares for cancellation		–	–	(3,706)
Increase in long-term loans		–	1,358	5,523
Increase in short-term loans		6	646	275
Repayment of short-term loans		(1,296)	(748)	(3,334)
Net repayment of obligations under finance leases		(45)	(48)	(48)
Interest paid		(775)	(780)	(730)
Dividends paid to shareholders		(3,205)	(3,003)	(2,929)
Distributions to non-controlling interests		(118)	(89)	(79)
Other financing cash flows		(201)	(109)	68

Net cash outflow from financing activities		(5,571)	(2,774)	(4,908)

(Decrease)/increase in cash and bank overdrafts	37	(642)	1,054	1,148

Exchange adjustments		81	(158)	1,103
Cash and bank overdrafts at beginning of year		6,368	5,472	3,221

Cash and bank overdrafts at end of year		5,807	6,368	5,472

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		6,057	6,545	5,623
Overdrafts		(250)	(177)	(151)

		5,807	6,368	5,472

GSK Annual Report 2010

Notes to the financial statements

1 Presentation of the financial statements
Description of business
GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, anti-virals including HIV, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials, oncology and emesis, vaccines and dermatologicals.
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
Financial period
These financial statements cover the financial year from 1st January to 31st December 2010, with comparative figures for the financial years from 1st January to 31st December 2009 and, where appropriate, from 1st January to 31st December 2008.
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

GSK Annual Report 2010

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
Implementation of new accounting standards
With effect from 1st January 2010, GSK has implemented IFRS 3 (Revised) ‘Business combinations’ and IAS 27 (Revised) ‘Consolidated and separate financial statements’ and minor amendments to a number of other accounting standards. IFRS 3 (Revised) and IAS 27 (Revised) have been implemented prospectively, with no restatement of comparative information.
The revised accounting policy on business combinations is set out in Note 2, ‘Accounting principles and policies’, and acquisitions during the year are discussed in Note 38, ‘Acquisitions and disposals’. The revisions to IAS 27 had no impact on the current period.
Parent company financial statements
The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 188 and the accounting policies are given on page 189.
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
Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.
Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.
Business combinations
Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. The costs of acquisition are charged to the income statement in the period in which they are incurred.
Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

GSK Annual Report 2010

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
Revenue
Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.
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
Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £294 million (2009 – £439 million; 2008 – £378 million).
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
Research and development
Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.
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
Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate.
The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

GSK Annual Report 2010

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

GSK Annual Report 2010

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
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments generally with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.
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

GSK Annual Report 2010

Notes to the financial statements

2 Accounting principles and policies continued
Derivative financial instruments and hedging
Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.
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
Turnover
Revenue is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.
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

GSK Annual Report 2010

Notes to the financial statements

3 Key accounting judgements and estimates
continued
Legal and other disputes
GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.
The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included, but no provision would be made. At 31st December 2010 provisions for legal and other disputes amounted to £4.0 billion (2009 – £2.0 billion).
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.
Property, plant and equipment
As set out in Note 17, ‘Property plant and equipment’ the carrying values of property, plant and equipment are tested for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of fair value less costs to sell and value in use, measured by assessing risk-adjusted future cash flows discounted using appropriate interest rates. These future cash flows are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests to change, with a consequent adverse effect on the future results of the Group.
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
Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £472 million and an increase in the annual pension cost of approximately £4 million. The selection of different assumptions could affect the future results of the Group.

GSK Annual Report 2010

Notes to the financial statements

4 New accounting requirements
The following new and amended accounting standards and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although, in their current forms, none is expected to have a material impact on the results or financial position of the Group.
An amendment to IAS 32 ‘Financial instruments: Presentation – Classification of rights issues’ was issued in October 2009 and will be implemented by GSK from 1st January 2011. The amendment requires an issue of rights to acquire additional shares to all existing shareholders to be recognised in equity, regardless of the currency of the shares.
The lASB’s annual improvements project was published in May 2010 and most of the changes are effective from 1st January 2011. The project makes minor amendments to a number of Standards in areas including consolidation, business combinations and financial instruments.
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
The following new standards and interpretations have not yet been endorsed by the EU:
IFRS 9 ‘Financial instruments’ was first issued in November 2009 and amended in October 2010 and will be implemented by GSK from 1st January 2013. The Standard will eventually replace IAS 39 and covers the classification, measurement and derecognition of financial assets and financial liabilities. The IASB intends to expand IFRS 9 to add new requirements for impairment and hedge accounting and to become a complete replacement of IAS 39 by the end of 2011.
An amendment to IFRS 7 ‘Disclosures – Transfers of financial assets’ was issued in October 2010 and will be implemented by GSK from 1st January 2012. The amendment requires additional disclosures regarding the risk exposures relating to transfers of financial assets.
An amendment to IAS 12 ‘Deferred tax: recovery of underlying assets’ was issued in December 2010 and will be implemented by GSK from 1st January 2012. The amendment requires that the deferred tax on non-depreciable assets measured using the revaluation model should be calculated on a sale basis.
5 Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2010	2009	2008

Average rates:
£/US$	1.55	1.56	1.85
£/Euro	1.16	1.12	1.26
£/Yen	136	146	192

Period end rates:
£/US$	1.56	1.61	1.44
£/Euro	1.17	1.13	1.04
£/Yen	127	150	131

GSK Annual Report 2010

Notes to the financial statements

6 Segment information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2010. ViiV Healthcare is now shown as a separate segment. Stiefel has been integrated with the GSK heritage dermatology business and is reported within the relevant geographical pharmaceutical segments. The other trading and other unallocated pharmaceuticals information has been combined. In addition, the responsibility for certain products in two small markets moved from the pharmaceuticals business to Consumer Healthcare. Comparative information has been restated onto a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer, who is regarded as the ‘Chief Operating Decision Maker’ (CODM), and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively, before major restructuring. No geographic information is regularly provided to the CODM.
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
The Other trading and unallocated pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment (which excludes vaccines R&D) is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and unallocated profits on asset disposals.

Turnover by segment		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	7,648	8,578	8,254
Europe pharmaceuticals	6,548	7,087	5,847
Emerging Markets pharmaceuticals	3,556	2,895	2,177
Asia Pacific/Japan pharmaceuticals	3,102	2,628	1,848
ViiV Healthcare	1,566	1,605	1,513
Other trading and unallocated pharmaceuticals	962	901	742

Pharmaceuticals turnover	23,382	23,694	20,381
Consumer Healthcare turnover	5,010	4,674	3,971

	28,392	28,368	24,352

Pharmaceutical turnover by therapeutic area		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

Respiratory	7,238	6,977	5,817
Anti-virals	1,086	2,416	1,584
Central nervous system	1,753	1,870	2,897
Cardiovascular and urogenital	2,570	2,298	1,847
Metabolic	678	1,181	1,191
Anti-bacterials	1,396	1,457	1,301
Oncology and emesis	688	629	496
Vaccines	4,326	3,706	2,539
Dermatologicals	1,087	707	414
ViiV Healthcare (HIV)	1,566	1,605	1,513
Other	994	848	782

	23,382	23,694	20,381

Consumer Healthcare turnover by category	2010	2009	2008
	£m	£m	£m

OTC medicines	2,456	2,339	1,935
Oral healthcare	1,602	1,484	1,240
Nutritional healthcare	952	851	796

	5,010	4,674	3,971

GSK Annual Report 2010

Notes to the financial statements

6 Segment information continued
During 2010, US pharmaceuticals and ViiV Healthcare made sales to three wholesalers of approximately £2,561 million
(2009 – £2,760 million; 2008 – £2,460 million), £2,412 million (2009 – £2,710 million; 2008 – £2,710 million) and £1,642 million
(2009 – £1,680 million; 2008 – £1,980 million) respectively, after allocating final-customer discounts to the wholesalers.

Segment profit		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

US Pharmaceuticals	5,043	5,933	5,461
Europe Pharmaceuticals	3,744	3,993	3,229
Emerging Markets pharmaceuticals	1,271	948	837
Asia Pacific/Japan pharmaceuticals	1,730	1,352	1,016
ViiV Healthcare	851	1,071	1,005
Pharmaceuticals R&D	(3,105)	(3,082)	(2,840)
Other trading and unallocated pharmaceuticals costs	(783)	(705)	(110)

Pharmaceuticals operating profit	8,751	9,510	8,598
Consumer Healthcare operating profit	1,043	931	881

Segment profit	9,794	10,441	9,479

Corporate and other unallocated costs and disposal profits	(4,666)	(1,184)	(1,220)

Operating profit before major restructuring	5,128	9,257	8,259
Major restructuring	(1,345)	(832)	(1,118)

Total operating profit	3,783	8,425	7,141

Finance income	116	70	313
Finance costs	(831)	(783)	(843)
Profit on disposal of interest in associate	8	115	–
Share of after tax profits of associates and joint ventures	81	64	48

Profit before taxation	3,157	7,891	6,659
Taxation	(1,304)	(2,222)	(1,947)

Profit after taxation for the year	1,853	5,669	4,712

Depreciation and amortisation by segment		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	101	116	110
Europe pharmaceuticals	31	24	36
Emerging Markets pharmaceuticals	51	29	22
Asia Pacific/Japan pharmaceuticals	25	15	11
ViiV Healthcare	29	5	–
Pharmaceuticals R&D	262	280	267
Other trading and unallocated pharmaceuticals	809	789	580

Pharmaceuticals depreciation and amortisation	1,308	1,258	1,026
Consumer Healthcare depreciation and amortisation	66	63	52

Segment depreciation and amortisation	1,374	1,321	1,078

Corporate and other unallocated depreciation and amortisation	85	80	76

Depreciation and amortisation before major restructuring	1,459	1,401	1,154
Major restructuring	220	161	77

Total depreciation and amortisation	1,679	1,562	1,231

GSK Annual Report 2010

Notes to the financial statements

6 Segment information continued

PP&E, intangible asset and goodwill impairment by segment		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	–	1	1
Europe pharmaceuticals	1	7	2
Emerging Markets pharmaceuticals	1	–	–
Asia Pacific/Japan pharmaceuticals	2	1	2
ViiV Healthcare	–	–	–
Pharmaceuticals R&D	134	118	107
Other trading and unallocated pharmaceuticals	129	124	30

Pharmaceuticals impairment	267	251	142
Consumer Healthcare impairment	5	1	–

Segment impairment	272	252	142

Corporate and other unallocated impairment	4	23	52

Impairment before major restructuring	276	275	194
Major restructuring	89	57	197

Total impairment	365	332	391

PP&E, intangible asset and goodwill impairment reversals by segment		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

US pharmaceuticals	–	(1)	–
Europe pharmaceuticals	–	–	–
Emerging Markets pharmaceuticals	–	–	–
Asia Pacific/Japan pharmaceuticals	–	–	–
ViiV Healthcare	–	–	–
Pharmaceuticals R&D	(1)	(1)	(10)
Other trading and unallocated pharmaceuticals	(4)	(9)	–

Pharmaceuticals impairment reversals	(5)	(11)	(10)
Consumer Healthcare impairment reversals	–	–	–

Segment impairment reversals	(5)	(11)	(10)

Corporate and other unallocated impairment reversals	–	–	(10)

Impairment reversals before major restructuring	(5)	(11)	(20)
Major restructuring	(14)	–	–

Total impairment reversals	(19)	(11)	(20)

GSK Annual Report 2010

Notes to the financial statements
6 Segment information continued

Net assets by segment		2009
	2010	(restated)
	£m	£m

US pharmaceuticals	616	1,049
Europe pharmaceuticals	1,031	1,567
Emerging Markets pharmaceuticals	1,840	1,508
Asia Pacific/Japan pharmaceuticals	1,057	982
ViiV Healthcare	832	835
Pharmaceuticals R&D	1,656	2,278
Other trading and unallocated pharmaceuticals	13,320	13,037

Pharmaceuticals net operating assets	20,352	21,256
Consumer Healthcare net operating assets	2,972	2,990

Segment net operating assets	23,324	24,246

Corporate and other unallocated operating net assets	(6,682)	(5,334)

Net operating assets	16,642	18,912

Net debt	(8,859)	(9,444)
Investments in associates and joint ventures	1,081	895
Derivative financial instruments	(3)	29
Current and deferred taxation	868	336
Assets held for sale	16	14

Net assets	9,745	10,742

The other trading and unallocated pharmaceuticals segment includes assets for the centrally managed pharmaceutical and vaccine manufacturing operations, the depreciation on which, totalling £616 million (2009 – £618 million; 2008 – £536 million) is recovered through the standard cost of product charged to businesses.
Geographical information
The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer		2009	2008
	2010	(restated)	(restated)
	£m	£m	£m

UK	1,820	1,864	1,636
USA	9,345	10,315	9,746
Rest of World	17,227	16,189	12,970

External turnover	28,392	28,368	24,352

Turnover by location of subsidiary	2010	2009	2008
	£m	£m	£m

UK	4,965	4,469	3,096
USA	13,072	13,711	12,925
Rest of World	21,220	19,661	15,977

Turnover including inter-segment turnover	39,257	37,841	31,998

UK	2,032	1,556	1,042
USA	3,717	3,395	3,114
Rest of World	5,116	4,522	3,490

Inter-segment turnover	10,865	9,473	7,646

UK	2,933	2,913	2,054
USA	9,355	10,316	9,811
Rest of World	16,104	15,139	12,487

External turnover	28,392	28,368	24,352

GSK Annual Report 2010

Notes to the financial statements

6 Segment information continued

Operating profit by location	2010	2009	2008
	£m	£m	£m

UK	1,033	2,608	1,861
USA	420	2,337	1,951
Rest of World	2,330	3,480	3,329

Total operating profit	3,783	8,425	7,141

Net operating assets by location		2009
	2010	(restated)
	£m	£m

UK	3,177	4,540
USA	4,235	3,168
Rest of World	9,230	11,204

Net operating assets	16,642	18,912

Non-current assets by location		2009
	2010	(restated)
	£m	£m

UK	5,066	5,270
USA	6,972	6,863
Rest of World	10,372	9,847

Non-current assets	22,410	21,980

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.
7 Major restructuring programme
In October 2007, GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010, when total approved costs for the implementation of the expanded programme were increased from £3.6 billion to approximately £4.5 billion, over the period from 2007 to 2012. Approximately 75% of these costs were incurred by 31st December 2010, and approximately 20% are expected to be incurred in 2011 with the balance in 2012. In total, approximately 75% of these costs are expected to be cash expenditures and 25% are expected to be asset write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2011 and 2012. The programme remains on track to deliver total annual pre-tax savings of £2.2 billion by 2012, with savings realised across the business. Of the total restructuring costs of £1,345 million incurred in 2010, £1,242 million was incurred under the Operational Excellence programme in the following areas:
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure, including some site rationalisations, principally Verona in Italy and Harlow and Tonbridge in the UK;

•	the adoption of more customised sales approaches, leading to staff reductions in a number of sales forces, principally in the USA, France and Italy;

•	the closure of a number of manufacturing sites, including Dartford and Crawley in the UK, giving rise to asset write-downs and staff reductions; and

•	projects to simplify or eliminate processes, leading to staff reductions in administrative and support functions.
The remaining costs of £103 million were incurred during the year under the restructuring programme related to the integration of the Stiefel Laboratories, Inc. business in the USA, following its acquisition in July 2009.
GSK Annual Report 2010

Notes to the financial statements

7 Major restructuring programme continued
The analysis of the costs incurred under these programmes in 2010, 2009 and 2008 is as follows:

2010	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(14)	(58)	(115)	(187)
Selling, general and administration	(17)	(503)	(145)	(665)
Research and development	(44)	(117)	(332)	(493)

Effect on operating profit	(75)	(678)	(592)	(1,345)
Net finance expense				(3)

Effect on profit before taxation				(1,348)
Effect on taxation				240

Effect on earnings				(1,108)

2009	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(41)	(112)	(132)	(285)
Selling, general and administration	(1)	(337)	(54)	(392)
Research and development	(15)	(68)	(72)	(155)

Effect on operating profit	(57)	(517)	(258)	(832)
Net finance expense				(3)

Effect on profit before taxation				(835)
Effect on taxation				221

Effect on earnings				(614)

2008	Asset	Staff	Other
	impairment	reductions	costs	Total
	£m	£m	£m	£m

Cost of sales	(181)	(370)	(88)	(639)
Selling, general and administration	(2)	(177)	(125)	(304)
Research and development	(14)	(143)	(18)	(175)

Effect on operating profit	(197)	(690)	(231)	(1,118)
Net finance expense				(5)

Effect on profit before taxation				(1,123)
Effect on taxation				284

Effect on earnings				(839)

Asset impairments of £75 million (2009 – £57 million, 2008 – £197 million) and other net costs totalling £240 million (2009 – £124 million, 2008 – £137 million) are non-cash items, principally accelerated depreciation. All other charges have been or will be settled in cash and include the termination of leases, site closure costs, consultancy and project management fees.
GSK Annual Report 2010

Notes to the financial statements

7 Major restructuring programme continued
These restructuring costs are reported in the major restructuring column of the Income statement on page 104. Other income, resulting from minor restructuring activity initiated prior to October 2007 amounted to £5 million (2009 – £4 million cost, 2008 – £20 million cost). This income/cost is reported within ‘Results before major restructuring’.

The costs of the major restructuring programmes have arisen as follows:	2010	2009	2008
	£m	£m	£m

Increase in provision for major restructuring programmes (see Note 29)	(837)	(487)	(740)
Amount of provision reversed unused (see Note 29)	40	15	7
Impairments losses recognised	(75)	(57)	(197)
Foreign exchange gain/(loss) recognised on liquidation of subsidiary	–	44	(84)
Other non-cash charges	(240)	(168)	(53)
Other cash costs	(233)	(179)	(51)
Net finance expense	(3)	(3)	(5)

Effect on profit before taxation	(1,348)	(835)	(1,123)

Other non-cash charges are principally accelerated depreciation arising where asset lives have been shortened as a result of the major restructuring programmes. Other cash costs include the termination of leases, site closure costs and consultancy and project management fees.

8 Other operating income

	2010	2009	2008
	£m	£m	£m

Royalty income	296	296	307
Milestone income	7	90	11
Impairment of equity investments	(65)	(135)	(63)
Disposal of equity investments	17	40	33
Disposal of other assets, asset rights and legal settlements	227	539	260
Gain recognised on creation of ViiV Healthcare	–	296	–
Fair value movements on derivative financial instruments	(6)	(5)	(10)
Other income	17	14	3

	493	1,135	541

Royalty and milestone income is principally a core of recurring income from the out-licensing of intellectual property.
GSK Annual Report 2010

Notes to the financial statements

9 Operating profit

The following items have been included in operating profit:	2010	2009	2008
	£m	£m	£m

Employee costs (Note 10)	6,994	7,167	6,524
Advertising	971	923	805
Distribution costs	413	363	310
Depreciation of property, plant and equipment	1,146	1,130	920
Impairment of property, plant and equipment, net of reversals	186	149	256
Amortisation of intangible assets	533	432	311
Impairment of intangible assets and goodwill, net of reversals in 2008	160	172	115
Net foreign exchange losses/(gains)	60	163	(145)
Inventories:
Cost of inventories included in cost of sales	7,014	6,743	5,734
Write-down of inventories	305	276	298
Reversal of prior year write-down of inventories	(66)	(116)	(118)
Operating lease rentals:
Minimum lease payments	136	160	143
Contingent rents	14	13	15
Sub-lease payments	7	6	1
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	22.2	24.1	19.2

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Fees payable to the company's auditor and its associates	2010	2009	2008
	£m	£m	£m

Audit of parent company and consolidated financial statements	2.0	2.0	1.6
Audit of accounts of the Group’s UK and overseas subsidiaries, pursuant to legislation	11.2	10.2	9.3
Other assurance services, pursuant to legislation, including attestation under s.404 of Sarbanes-Oxley Act 2002	3.3	3.0	2.9

Audit and assurance services	16.5	15.2	13.8
Other tax services	2.5	7.3	2.5
All other services, including regulatory, compliance and treasury related services	3.2	1.6	2.9

	22.2	24.1	19.2

At 31st December 2010, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £6.1 million, comprising statutory audit £5.6 million, taxation services £0.2 million and other services £0.3 million.

In addition to the above, fees paid in respect of the GSK pension schemes were:	2010	2009	2008
	£m	£m	£m

Audit	0.4	0.4	0.4
Other services	–	–	–

GSK Annual Report 2010

Notes to the financial statements

10 Employee costs

	2010	2009	2008
	£m	£m	£m

Wages and salaries	5,079	5,387	4,640
Social security costs	600	661	653
Pension and other post-employment costs, including augmentations (Note 28)	554	491	505
Cost of share-based incentive plans	179	179	241
Severance and other costs from integration and restructuring activities	582	449	485

	6,994	7,167	6,524

In 2010, wages and salaries decreased by 7% in CER terms.
The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The average number of persons employed by the Group (including Directors) during the year:	2010	2009	2008
	Number	Number	Number

Manufacturing	30,883	31,467	33,372
Selling, general and administration	53,778	53,183	52,115
Research and development	13,824	14,204	15,646

	98,485	98,854	101,133

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 196. The average number of persons employed by GlaxoSmithKline plc in 2010 was nil (2009 – nil).
The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2010	2009	2008
	£m	£m	£m

Wages and salaries	20	23	17
Social security costs	2	1	1
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	11	4	12

	36	31	33

11 Finance income

	2010	2009	2008
	£m	£m	£m

Interest income arising from:
cash and cash equivalents	58	46	107
available-for-sale investments	8	15	31
derivatives at fair value through profit or loss	24	(5)	159
loans and receivables	12	11	22
Realised gains on liquid investments	–	–	2
Fair value movements on derivatives at fair value through profit or loss	13	(3)	4
Net investment hedge ineffectiveness	–	4	(13)
Unwinding of discounts on assets	1	2	1

	116	70	313

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest income arising from derivatives at fair value through profit or loss relates to swap interest income.
GSK Annual Report 2010

Notes to the financial statements
12 Finance costs

	2010	2009	2008
	£m	£m	£m

Interest expense arising on:
financial liabilities at amortised cost	(767)	(790)	(664)
derivatives at fair value through profit or loss	–	20	(165)
Fair value hedges:
fair value movements on derivatives designated as hedging instruments	26	(37)	92
fair value adjustments on hedged items	(27)	38	(90)
Fair value movements on other derivatives at fair value through profit or loss	(16)	(2)	–
Reclassification of cash flow hedge from other comprehensive income	(3)	(1)	–
Unwinding of discounts on provisions	(18)	(11)	(16)
Net investment hedge ineffectiveness	(1)	–	–
Other finance expense	(25)	–	–

	(831)	(783)	(843)

All derivatives at fair value through profit or loss except designated and effective hedging instruments are classified as held-for-trading financial instruments under IAS 39.
13 Associates and joint ventures

	2010	2009	2008
	£m	£m	£m

Associates:
Share of after tax profits of Quest Diagnostics Inc.	79	73	47
Share of after tax profits of Aspen Pharmacare Holdings Limited	32	2	–
Share of after tax losses of other associates	(7)	(3)	(3)

	104	72	44
Share of after tax (losses)/profits of joint ventures	(23)	(8)	4

	81	64	48

Share of turnover of joint ventures	18	13	13
Sales to joint ventures and associates	90	26	9

Summarised income statement information in respect of the Group’s associates is set out below:

	2010	2009	2008
	£m	£m	£m

Total turnover:
Quest Diagnostics Inc.	4,754	4,779	3,919
Aspen Pharmacare Holdings Limited	1,171	67	–
Others	65	7	3

	5,990	4,853	3,922

Total profit:
Quest Diagnostics Inc.	465	467	314
Aspen Pharmacare Holdings Limited	233	12	–
Others	(23)	(14)	(7)

	675	465	307

The results of Aspen Pharmacare Holdings Limited included in the summarised income statement information above represent the estimated earnings of the Aspen group in the period.
Subsequent to the year-end, GSK sold its entire shareholding in Quest Diagnostics Inc.
GSK Annual Report 2010

Notes to the financial statements

14 Taxation

Taxation charge based on profits for the year	2010	2009	2008
	£m	£m	£m

UK corporation tax at the UK statutory rate	82	600	2,213
Less double taxation relief	(156)	(183)	(1,924)

	(74)	417	289
Overseas taxation	1,496	1,997	1,589

Current taxation	1,422	2,414	1,878
Deferred taxation	(118)	(192)	69

	1,304	2,222	1,947

Reconciliation of the taxation rate on Group profits	2010	2009	2008
	%	%	%

UK statutory rate of taxation	28.0	28.0	28.5
Differences in overseas taxation rates	8.1	3.5	1.9
Benefit of special tax status	(2.6)	(1.8)	(2.4)
R&D credits	(3.7)	(1.9)	(1.3)
Inter-company stock profit	1.7	0.5	2.1
Impact of share based payments	1.4	0.1	0.7
Tax on profit of associates	(1.2)	(0.2)	(0.4)
Losses for which no benefit is recognised	5.5	0.6	0.0
Other permanent differences	6.2	(0.9)	1.2
Prior year items	(6.5)	0.1	(1.6)
Restructuring	4.4	0.2	0.5

Tax rate	41.3	28.2	29.2

The higher tax rate for the year ended 31st December 2010 reflects the impact of the relatively low tax relief arising on the £4 billion of legal provisions charged during the year and the non-deductibility of costs associated with certain site closures, partly offset by the settlement of certain historical tax matters. The percentages within the above reconciliation are exacerbated by the relatively low reported profit.
The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the overall rate of tax is shown above. Profits arising from certain operations in Singapore are accorded special status and are taxed at reduced rates compared with the normal rates of tax in that territory. The effect of this reduction in the taxation charge increased earnings per share by 1.6p in 2010, 2.8p in 2009 and 2.8p in 2008. The Group is required under IFRS to create a deferred tax asset in respect of unrealised inter-company profit arising on inventory held by the Group at the year-end by applying the tax rate of the country in which the inventory is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). As a result of this difference in accounting treatment the Group tax rate on current period inter-company profit under IFRS increased by 1.7% in 2010 (2009 – 0.5% increase; 2008 – 2.1% increase) arising from changes in the location of work-in-progress and finished goods.

Tax on items charged to equity and statement of comprehensive income	2010	2009	2008
	£m	£m	£m

Current taxation
Share based payments	–	1	4
Foreign exchange movements	–	19	15

	–	20	19

Deferred taxation
Share based payments	2	13	(5)
Defined benefit plans	1	183	441
Fair value movements on cash flow hedges	1	2	(3)
Fair value movements on available-for-sale investments	(28)	(11)	8

	(24)	187	441

Total (charge)/credit to equity and statement of comprehensive income	(24)	207	460

All of the above items have been charged to the statement of comprehensive income except for tax on share based payments.
GSK Annual Report 2010

Notes to the financial statements

14 Taxation continued
Issues relating to taxation
The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. This gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Resolution of such issues is a continuing fact of life for GSK.
During the year GSK agreed and settled further open years with major tax authorities up to and including 2008. In Canada, the Federal Court of Appeal overturned a judgement of the Tax Court of Canada in respect of GSK’s transfer pricing in the early 1990’s and remanded the case back to the Tax Court for reconsideration. The parties are seeking leave to appeal to the Supreme Court of Canada.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.
No provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiaries, on the grounds that the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. The aggregate amount of these unremitted profits at the balance sheet date was approximately £30 billion (2009 – £29 billion). The deferred tax on unremitted earnings at 31st December 2010 is estimated to be £500 million (2009 – £500 million), which relates to taxes payable on repatriation and dividend withholding taxes levied by overseas tax jurisdictions. UK legislation relating to company distributions provides for exemption from tax for most repatriated profits, subject to certain exceptions.
Movement in deferred tax assets and liabilities

				Pensions &			Manu-		Share	Other
	Accelerated		Intra-	other post		Legal	facturing	Stock	option	net	Offset
	capital		group	employment	Tax	& other	restruct-	valuation	and award	temporary	within
	allowances	Intangibles	profit	benefits	losses	disputes	uring	adjustments	schemes	differences	countries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax assets at 1st January 2010	24	177	1,183	1,043	211	303	157	30	126	822	(1,702)	2,374
Deferred tax liabilities at 1st January 2010	(628)	(1,476)	–	–	(28)	–	–	(198)	–	(17)	1,702	(645)

At 1st January 2010	(604)	(1,299)	1,183	1,043	183	303	157	(168)	126	805	–	1,729
Exchange adjustments	(5)	(10)	70	15	3	7	2	(2)	–	31	–	111
Credit/(charge) to income statement	146	10	(126)	(36)	(88)	115	(42)	148	(35)	26	–	118
Credit to equity	–	–	–	–	–	–	–	–	2	–	–	2
Credit/(charge) to statement of comprehensive income	–	–	–	1	–	–	–	–	–	(27)	–	(26)
Acquisitions	–	(40)	–	–	–	–	–	–	–	(35)	–	(75)

At 31st December 2010	(463)	(1,339)	1,127	1,023	98	425	117	(22)	93	800	–	1,859

Deferred tax assets at 31st December 2010	49	224	1,127	1,023	98	425	117	29	93	914	(1,533)	2,566
Deferred tax liabilities at 31st December 2010	(512)	(1,563)	–	–	–	–	–	(51)	–	(114)	1,533	(707)

	(463)	(1,339)	1,127	1,023	98	425	117	(22)	93	800	–	1,859

The deferred tax credit to income relating to changes in tax rates is £11 million (2009 – £9 million, 2008 – £18 million). All other deferred tax movements arise from the origination and reversal of temporary differences. Other net temporary differences mainly include accrued expenses for which a tax deduction is only available on a paid basis.
GSK Annual Report 2010

Notes to the financial statements

14 Taxation continued

Tax losses	Recognised		Unrecognised
	2010	2009	2010	2009
	£m	£m	£m	£m

Trading losses expiring:
Within 10 years	163	76	14	34
In more than 10 years	329	445	529	159
Available indefinitely	1	96	5,302	4,204

At 31st December	493	617	5,845	4,397

Deferred tax asset	98	183	–	–

In addition, the Group had capital losses at 31st December 2010 of approximately £4.3 billion (2009 – £4.3 billion) in respect of which no deferred tax asset has been recognised. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.
Factors affecting the tax charge in future years
As a global organisation there are many factors which could affect the future effective tax rate of the Group. The mix of profits across different territories, transfer pricing and other disputes with tax authorities and the location of research and development activity can all have a significant impact on the Group’s effective tax rate.
Changes to tax legislation in territories where GSK has business operations could also impact the Group’s effective tax rate. The UK Government has proposed some significant changes to the UK taxation system. In June 2010 the UK Government announced a phased reduction in the main rate of corporation tax from 28% to 24% over 4 years from April 2011. The deferred tax movements reflect the reduction in the UK tax rate from 28% to 27% as it has been substantively enacted. In November 2010 the UK Government reconfirmed its intention to introduce a ‘patent box’ regime which would apply a reduced rate of corporation tax to income from patents with effect from April 2013, following a period of consultation. The UK Government also continues to consult with business on proposed changes to legislation relating to controlled foreign companies. The majority of these changes are expected to be enacted in 2012.

15 Earnings per share

	2010	2009	2008
	pence	pence	pence

Basic earnings per share	32.1	109.1	88.6
Adjustment for major restructuring	21.8	12.1	16.1

Basic earnings per share before major restructuring	53.9	121.2	104.7

Diluted earnings per share	31.9	108.2	88.1
Adjustment for major restructuring	21.6	12.1	16.0

Diluted earnings per share before major restructuring	53.5	120.3	104.1

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
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2010	2009	2008
	millions	millions	millions

Basic	5,085	5,069	5,195
Dilution for share options	43	39	31

Diluted	5,128	5,108	5,226

GSK Annual Report 2010

Notes to the financial statements

16 Dividends

2010	First interim	Second interim	Third interim	Fourth interim	Total

Total dividend (£m)	764	759	816	967	3,306
Dividend per share (pence)	15	15	16	19	65

Paid/payable	8th July 2010	7th October 2010	6th January 2011	7th April 2011

2009

Total dividend (£m)	701	713	763	919	3,096
Dividend per share (pence)	14	14	15	18	61

Paid	9th July 2009	8th October 2009	7th January 2010	8th April 2010

2008

Total dividend (£m)	683	679	730	859	2,951
Dividend per share (pence)	13	13	14	17	57

Paid	10th July 2008	9th October 2008	8th January 2009	9th April 2009

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2010 financial statements recognise those dividends paid in 2010, namely the third and fourth interim dividends for 2009 and the first and second interim dividends for 2010.
The amounts recognised in each year are as follows:

	2010	2009	2008
	£m	£m	£m

Dividends to shareholders	3,205	3,003	2,929

17 Property, plant and equipment

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Cost at 1st January 2009	5,979	10,686	2,322	18,987
Exchange adjustments	(343)	(493)	(154)	(990)
Additions	188	432	803	1,423
Additions through business combinations	67	76	8	151
Capitalised borrowing costs	–	–	1	1
Disposals and write-offs	(184)	(614)	(5)	(803)
Reclassifications	309	430	(735)	4
Transfer to assets held for sale	(14)	(2)	–	(16)

Cost at 31st December 2009	6,002	10,515	2,240	18,757
Exchange adjustments	80	60	(7)	133
Additions	75	293	670	1,038
Additions through business combinations	20	7	–	27
Capitalised borrowing costs	–	–	6	6
Disposals and write-offs	(111)	(661)	(2)	(774)
Reclassifications	223	432	(671)	(16)
Transfer to assets held for sale	(171)	(105)	–	(276)

Cost at 31st December 2010	6,118	10,541	2,236	18,895

GSK Annual Report 2010

Notes to the financial statements

17 Property, plant and equipment continued

		Plant,
	Land and	equipment	Assets in
	buildings	and vehicles	construction	Total
	£m	£m	£m	£m

Depreciation at 1st January 2009	(2,062)	(6,630)	–	(8,692)
Exchange adjustments	128	312	–	440
Charge for the year	(283)	(847)	–	(1,130)
Disposals and write-offs	129	478	–	607
Transfer to assets held for sale	1	1	–	2

Depreciation at 31st December 2009	(2,087)	(6,686)	–	(8,773)
Exchange adjustments	(39)	(51)	–	(90)
Charge for the year	(321)	(825)	–	(1,146)
Disposals and write-offs	11	508	–	519
Transfer to assets held for sale	147	95	–	242

Depreciation at 31st December 2010	(2,289)	(6,959)	–	(9,248)

Impairment at 1st January 2009	(161)	(412)	(44)	(617)
Exchange adjustments	6	10	4	20
Disposals and write-offs	28	104	4	136
Impairment losses	(27)	(108)	(25)	(160)
Reversal of impairments	1	10	–	11

Impairment at 31st December 2009	(153)	(396)	(61)	(610)
Exchange adjustments	–	2	(1)	1
Disposals and write-offs	64	111	–	175
Impairment losses	(43)	(160)	(2)	(205)
Reversal of impairments	14	5	–	19
Transfer to assets held for sale	18	–	–	18

Impairment at 31st December 2010	(100)	(438)	(64)	(602)

Total depreciation and impairment at 31st December 2009	(2,240)	(7,082)	(61)	(9,383)
Total depreciation and impairment at 31st December 2010	(2,389)	(7,397)	(64)	(9,850)

Net book value at 1st January 2009	3,756	3,644	2,278	9,678

Net book value at 31st December 2009	3,762	3,433	2,179	9,374

Net book value at 31st December 2010	3,729	3,144	2,172	9,045

The net book value at 31st December 2010 of the Group’s land and buildings comprises freehold properties £3,427 million (2009 – £3,462 million), properties with leases of 50 years or more £238 million (2009 – £239 million) and properties with leases of less than 50 years £64 million (2009 – £61 million).
Included in land and buildings at 31st December 2010 are leased assets with a cost of £582 million (2009 – £561 million), accumulated depreciation of £280 million (2009 – £261 million), impairment of £nil (2009 – £nil) and a net book value of £302 million (2009 – £300 million). Included in plant, equipment and vehicles at 31st December 2010 are leased assets with a cost of £95 million (2009 – £126 million), accumulated depreciation of £54 million (2009 – £44 million), and a net book value of £41 million (2009 – £82 million). Some lease agreements include renewal or purchase options or escalation clauses.
The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 8%, adjusted where appropriate for relevant specific risks. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 11%. The impairment losses have been charged to cost of sales £142 million (2009 – £95 million), R&D £46 million (2009 – £47 million) and SG&A £17 million (2009 – £18 million), and include £57 million (2009 – £57 million) arising from the major restructuring programmes.
Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.
GSK Annual Report 2010

Notes to the financial statements

18 Goodwill

	2010	2009
	£m	£m

Cost at 1st January	3,361	2,101
Exchange adjustments	95	(116)
Additions through business combinations	160	1,376
Impairment losses	(10)	–

Cost at 31st December	3,606	3,361

Net book value at 1st January	3,361	2,101

Net book value at 31st December	3,606	3,361

The impairment losses in the year arose from the decision to exit the Pliva Research Institute site in Zagreb, Croatia. This loss is reported in the consolidated income statement under the major restructuring programme within selling, general and administration.
The additions in the year, translated at acquisition exchange rates, arose primarily on the acquisition of Laboratorios Phoenix S.A.I.C.yF. See Note 38, ‘Acquisitions and disposals’ for further details.
The carrying value of goodwill, translated at year-end exchange rates, is made up of balances arising on acquisition of the following businesses:

		2010	2009
	Cash generating unit	£m	£m

Stiefel Laboratories, Inc.	US, Europe, Emerging Markets, Asia Pacific, Other pharmaceuticals	894	901
ID Biomedical Corporation	US, Europe, Emerging Markets, Asia Pacific, Japan, Other pharmaceuticals	464	426
Reliant Pharmaceuticals, Inc.	US pharmaceuticals	448	434
Sirtris Pharmaceuticals, Inc.	US, Europe, Emerging Markets, Asia Pacific, Japan, Other pharmaceuticals	304	294
Pfizer HIV business	ViiV Healthcare	255	255
GlaxoSmithKline K.K.	Japan pharmaceuticals	246	208
Domantis Limited	US, Europe, Emerging Markets, Asia Pacific, Japan, Other pharmaceuticals	181	181
CNS, Inc.	Consumer Healthcare	142	137
Polfa Poznan S.A.	Europe pharmaceuticals	118	118
Certain businesses from UCB S.A.	Emerging Markets and Asia Pacific pharmaceuticals	89	87
Laboratorios Phoenix S.A.I.C.yF.	Emerging Markets pharmaceuticals	66	–
NovaMin Technology Inc.	Consumer Healthcare	52	50
Others		347	270

		3,606	3,361

GSK Annual Report 2010

Notes to the financial statements

18 Goodwill continued
Goodwill is allocated to cash generating units which are tested for impairment at least annually. With effect from 1st January 2010, GSK revised its segmental disclosures to reflect changes in the internal reporting structure. ViiV Healthcare is now shown as a separate segment and the Stiefel business has been integrated with the GSK legacy dermatology business. Following these changes, the goodwill arising on the acquisition of Stiefel has been allocated to the US, Europe, Emerging Markets, Asia Pacific and Other pharmaceuticals CGUs for impairment testing purposes as the benefits of the acquired business are expected to arise from these businesses.
The goodwill arising on the acquisitions of ID Biomedical, Sirtris Pharmaceuticals and Domantis has been split between the US, Europe, Emerging Markets, Asia Pacific, Japan and Other pharmaceutical CGUs for impairment testing purposes as either the benefit of the acquired businesses is split among the CGUs or the acquired businesses do not generate independent cash flows.
In 2010, the allocation of Polfa Poznan S.A. goodwill has changed from Poland pharmaceuticals to the Europe pharmaceuticals cash generating unit. This change of allocation reflects the level at which GSK internal management monitors the Polfa Poznan S.A. goodwill.
The valuation of the US pharmaceuticals cash generating unit for goodwill impairment testing purposes, has been prepared on a fair value less costs to sell basis, using turnover and earnings multiples derived from observed market data.
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
Details relating to the discounted cash flow models used in the impairment tests of the other significant goodwill balances are as follows:

Europe, Emerging Markets, Asia Pacific,
	Other pharmaceuticals CGUs		ViiV Healthcare CGU

Valuation basis	Value in use		Fair value less costs to sell

Key assumptions	Sales growth rates Profit margins Discount rate		Sales growth rates Profit margins Discount rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.		Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.

Period of specific projected cash flows	5 years		5 years

Discount rate	8%		8%

Terminal growth rate	Europe	6% p.a. decline	2.5% p.a.
	Emerging markets	1% p.a.
	Asia Pacific	0% p.a.
	Other	0% p.a.

GSK Annual Report 2010

Notes to the financial statements

18 Goodwill continued

	Japan pharmaceuticals CGU	Consumer Healthcare CGU

Valuation basis	Fair value less costs to sell	Fair value less costs to sell

Key assumptions	Sales growth rates Profit margins Discount rate	Sales growth rates Advertising and promotion investment Terminal growth rate Discount rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information. Margins reflect past experience, adjusted for expected changes. Discount rate based on Group WACC.	Growth rates are internal forecasts based on both internal and external market information.
Advertising and promotion investment based on historical levels adjusted for management’s view of support needed for innovation and expansion.
Terminal growth rate based on management’s estimate of future long-term average growth rates.
Discount rate based on Group WACC.

Period of specific projected cash flows	5 years	5 years

Discount rate	8%	8%

Terminal growth rate	2% p.a.	3% p.a.

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets. The terminal growth rates used in the value in use calculations for the pharmaceuticals cash generating units reflect the impact of future generic competition and take no account of new product launches.
The Consumer Healthcare cash generating unit comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £1.83 billion (2009 – £1.79 billion).
The pharmaceutical cash generating units also comprise a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £708 million (2009 – £660 million). Details of indefinite life brands are given in Note 19 ‘Other intangible assets’.
In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
GSK Annual Report 2010

Notes to the financial statements

19 Other intangible assets

	Computer	Licences,	Amortised	Indefinite life
	software	patents, etc.	brands	brands	Total
	£m	£m	£m	£m	£m

Cost at 1st January 2009	1,003	4,794	331	1,823	7,951
Exchange adjustments	(36)	(193)	(23)	(99)	(351)
Capitalised internal development costs	13	–	–	–	13
Additions through business combinations	30	1,883	51	758	2,722
Other additions	41	391	–	–	432
Disposals and asset write-offs	(17)	(26)	–	–	(43)
Reclassifications	(4)	–	–	–	(4)

Cost at 31st December 2009	1,030	6,849	359	2,482	10,720
Exchange adjustments	14	150	7	55	226
Capitalised internal development costs	81	–	–	–	81
Additions through business combinations	–	214	11	27	252
Capitalised borrowing costs	–	2	–	–	2
Other additions	58	469	–	–	527
Disposals and asset write-offs	(25)	(13)	–	–	(38)
Reclassifications	16	–	–	–	16

Cost at 31st December 2010	1,174	7,671	377	2,564	11,786

Amortisation at 1st January 2009	(698)	(995)	(24)	–	(1,717)
Exchange adjustments	27	58	–	–	85
Charge for the year	(113)	(306)	(13)	–	(432)
Disposals and asset write-offs	16	1	–	–	17

Amortisation at 31st December 2009	(768)	(1,242)	(37)	–	(2,047)
Exchange adjustments	(8)	(37)	–	–	(45)
Charge for the year	(106)	(411)	(16)	–	(533)
Disposals and asset write-offs	20	1	–	–	21

Amortisation at 31st December 2010	(862)	(1,689)	(53)	–	(2,604)

Impairment at 1st January 2009	(32)	(304)	–	(29)	(365)
Exchange adjustments	1	19	–	3	23
Impairment losses	(4)	(168)	–	–	(172)
Disposals and asset write-offs	2	22	–	–	24

Impairment at 31st December 2009	(33)	(431)	–	(26)	(490)
Exchange adjustments	(1)	(13)	–	(1)	(15)
Impairment losses	(5)	(143)	(2)	–	(150)
Disposals and asset write-offs	3	–	2	–	5

Impairment at 31st December 2010	(36)	(587)	–	(27)	(650)

Total amortisation and impairment at 31st December 2009	(801)	(1,673)	(37)	(26)	(2,537)
Total amortisation and impairment at 31st December 2010	(898)	(2,276)	(53)	(27)	(3,254)

Net book value at 1st January 2009	273	3,495	307	1,794	5,869

Net book value at 31st December 2009	229	5,176	322	2,456	8,183

Net book value at 31st December 2010	276	5,395	324	2,537	8,532

GSK Annual Report 2010

Notes to the financial statements

19 Other intangible assets continued
Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2010	2009	2010	2009
	£m	£m	£m	£m

Cost of sales	26	29	–	1
Selling, general and administration	353	270	13	1
Research and development	154	133	137	170

	533	432	150	172

Included in the impairments above is £8 million arising from the major restructuring programmes.
The net book value of computer software includes £129 million (2009 – £80 million) of internally generated costs.
Licences, patents, etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. The net book value includes £5 million (2009 – £6 million) of internally generated costs. Impairment losses of £143 million (2009 – £168 million) principally arise on assets in development that are no longer being actively pursued. Note 38, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2010	2009
	£m	£m

Fluviral	663	648
Lovaza	593	637
Selzentry	299	337
Arzerra	294	191
Duac	157	165
Fraxiparine	135	158
Others	3,254	3,040

	5,395	5,176

Amortised brands include OTC rights relating to alli, with a book value at 31st December 2010 of £252 million (2009 – £260 million).
Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006, together with a number of pharmaceutical brands from the acquisition of Stiefel Laboratories, Inc. in 2009. The book values of the major brands are as follows:

	2010	2009
	£m	£m

Panadol	426	399
Sensodyne	270	271
Stiefel trade name	216	209
Breathe Right	199	193
Physiogel	182	176
Polident	114	115
Corega	102	102
Biotene	111	108
Poligrip	70	71
Solpadeine	59	59
Others	788	753

	2,537	2,456

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
GSK Annual Report 2010

Notes to the financial statements

20 Investments in associates and joint ventures

	Joint	Associated	2010	Joint	Associated	2009
	ventures	undertakings	Total	ventures	undertakings	Total
	£m	£m	£m	£m	£m	£m

At 1st January	46	849	895	28	524	552
Exchange adjustments	4	8	12	(3)	(44)	(47)
Additions	30	35	65	36	312	348
Disposals	–	(2)	(2)	–	(69)	(69)
Transfer from other investments	–	40	40	–	56	56
Distributions received	(3)	(18)	(21)	(7)	(10)	(17)
Other movements	–	11	11	–	8	8
(Loss)/profit after tax recognised in the consolidated income statement	(23)	104	81	(8)	72	64

At 31st December	54	1,027	1,081	46	849	895

The Group held two significant associated undertakings at 31st December 2010.
Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The investment had a book value at 31st December 2010 of £494 million (2009 – £410 million) and a market value of £1,064 million (2009 – £1,153 million). At 31st December 2010, the Group owned 18.1% of Quest (2009 – 16.8%). Although the Group held less than 20% of the ownership interest and voting control in Quest, the Group had the ability to exercise significant influence through both its significant shareholding and its nominated director’s active participation on the Quest Board of Directors and Board sub-committees.
Subsequent to the year-end GSK sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together are expected to generate gross proceeds of $1.1 billion (£0.7 billion) after tax.
At 31st December 2010, the Group owned 81.7 million shares or 19% of Aspen Pharmacare Holdings Limited. Aspen, listed on the Johannesburg Stock Exchange, is Africa’s largest pharmaceutical manufacturer and a major supplier of branded and generic pharmaceutical, healthcare and nutritional products to the southern African and selected international markets. The investment had a book value at 31st December 2010 of £397 million (2009 – £372 million) and a market value of £729 million (2009 – £505 million). Although the Group holds less than 20% of the ownership interest and voting control of Aspen, the Group has the ability to exercise significant influence through both its shareholding and its nominated director’s active participation on the Aspen Board of Directors.
The transfer from other investments in 2010 relates to the Group’s holding in JCR Pharmaceuticals Ltd, previously classified within Other investments.
Summarised balance sheet information in respect of the Group’s associates is set out below:

	2010	2009
	£m	£m

Total assets:
Quest Diagnostics Inc.	5,466	5,319
Aspen Pharmacare Holdings Limited	1,913	1,318
Others	360	121

	7,739	6,758

Total liabilities:
Quest Diagnostics Inc.	(2,868)	(2,828)
Aspen Pharmacare Holdings Limited	(786)	(689)
Others	(73)	(19)

	(3,727)	(3,536)

Net assets	4,012	3,222

The summarised balance sheet information in respect of Aspen Pharmacare Holdings Limited is based on preliminary results information and analysts forecasts available at 31st December 2010.
Investments in joint ventures comprise £66 million share of gross assets (2009 – £57 million) and £12 million share of gross liabilities (2009 – £11 million). These principally arise from 50% interests in two joint ventures, Shionogi-ViiV Healthcare Holdings, L.P., which is developing specified chemical compounds, and ViiV Healthcare Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, both of which are now part of the ViiV Healthcare business. Investments in joint ventures also include a 28% interest in Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical business risk, and a 49% interest in GlaxoSmithKline – NeptunusBio, which is a flu vaccine research, development and manufacturing venture.
During 2010, GSK made additional capital contributions of £6 million to Shenzhen GlaxoSmithKline – NeptunusBio Co., Ltd and £24 million to Shionogi-ViiV Healthcare Holdings, L.P.
GSK Annual Report 2010

Notes to the financial statements

21 Other investments

	2010	2009
	£m	£m

At 1st January	454	478
Exchange adjustments	7	(48)
Additions	281	175
Net fair value movements	96	57
Impairment losses	(60)	(95)
Transfer to investments in associates and joint ventures	(40)	(56)
Disposals	(27)	(57)

At 31st December	711	454

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments and discounted cash flows of the underlying net assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £491 million (2009 – £245 million), the increase primarily arising from a number of additional investments during the year.
On disposal of investments, fair value movements are reclassified from equity to the income statement based on average cost for shares acquired at different times. The transfer to associates relates to the Group’s holding in JCR Pharmaceuticals, which increased during the year to 27%.
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
Other investments include assets that have been impaired, as follows:

	2010	2009
	£m	£m

Original cost	429	401
Impairments recognised in profit and loss	(340)	(292)
Subsequent fair value increases	45	43

Carrying value at 31st December	134	152

22 Other non-current assets

	2010	2009
	£m	£m

Amounts receivable under insurance contracts	343	299
Pension schemes in surplus	23	23
Other receivables	190	261

	556	583

23 Inventories

	2010	2009
	£m	£m

Raw materials and consumables	1,466	1,153
Work in progress	751	1,437
Finished goods	1,620	1,474

	3,837	4,064

GSK Annual Report 2010

Notes to the financial statements

24 Trade and other receivables

	2010	2009
	£m	£m

Trade receivables	4,727	5,486
Prepaid pension contributions	2	1
Other prepayments and accrued income	256	301
Interest receivable	16	20
Employee loans and advances	50	48
Other receivables	742	636

	5,793	6,492

Trade receivables include £42 million (2009 – £32 million) due from associates and joint ventures and are stated after deducting the provision for bad and doubtful debts.

	2010	2009
Bad and doubtful debt provision	£m	£m

At 1st January	116	129
Exchange adjustments	–	(10)
Charge for the year	54	21
Subsequent recoveries of amounts provided for	(19)	(18)
Utilised	(1)	(6)

At 31st December	150	116

25 Cash and cash equivalents

	2010	2009
	£m	£m

Cash at bank and in hand	1,027	856
Short-term deposits	5,030	5,689

	6,057	6,545

26 Assets held for sale

	2010	2009
	£m	£m

Land and buildings	6	13
Plant, equipment and vehicles	10	1

	16	14

GSK Annual Report 2010

Notes to the financial statements

27 Trade and other payables

	2010	2009
	£m	£m

Trade payables	2,141	1,855
Wages and salaries	931	1,089
Social security	115	125
Other payables	296	280
Deferred income	70	156
Customer return and rebate accruals	1,632	1,379
Other accruals	1,703	1,888

	6,888	6,772

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, principally in the USA, and have increased during the year as a result of the US healthcare reform amendments. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
Trade and other payables include £26 million (2009 – £23 million) due to associates and joint ventures.
28 Pensions and other post-employment benefits

	2010	2009	2008
Pension and other post-employment costs	£m	£m	£m

UK pension schemes	158	206	236
US pension schemes	115	94	60
Other overseas pensions schemes	125	101	87
Unfunded post-retirement healthcare schemes	156	90	118
Other post-employment costs	–	–	4

	554	491	505

Analysed as:
Funded defined benefit/hybrid pension schemes	325	338	318
Unfunded defined benefit pension schemes	28	25	23
Unfunded post-retirement healthcare schemes	156	90	118

Defined benefit schemes	509	453	459
Defined contribution pension schemes	45	38	42
Other post-employment costs	–	–	4

	554	491	505

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

Cost of sales	117	121	179
Selling, general and administration	254	195	160
Research and development	138	137	120

	509	453	459

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
GSK Annual Report 2010

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
Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. An equity risk premium of between 3% and 4% is added to longer term government bond yields to give the expected rate of return on equities. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the PCA00 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the medium cohort (i.e. improvements at recently observed higher levels which are assumed to continue to 2020) with minimum improvements thereafter of 1% per year for both males and females. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.
The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2030 for an individual then at the age of 60 is as follows:

	UK		USA
	Male	Female	Male	Female
	Years	Years	Years	Years

Current	27.4	28.7	24.6	26.3
Projected for 2030	29.7	30.5	26.5	27.4

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
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

	UK			USA			Rest of World
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa	% pa

Rate of increase of future earnings	4.50	4.60	3.90	4.50	4.50	4.50	3.50	3.00	3.10
Discount rate	5.50	5.70	6.20	5.20	5.75	6.00	4.50	4.70	5.00
Expected pension increases	3.50	3.60	2.90	n/a	n/a	n/a	2.20	2.20	2.10
Cash balance credit/conversion rate	n/a	n/a	n/a	4.20	4.75	4.50	1.30	1.60	1.20
Inflation rate	3.50	3.60	2.70	2.25	2.50	2.50	1.70	1.70	1.70

GSK Annual Report 2010

Notes to the financial statements

28 Pensions and other post-employment benefits continued
The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31st December 2010 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2010	£m	£m	£m	£m	£m

Amounts charged to operating profit Current service cost	130	68	70	268	31
Past service cost	–	–	–	–	5
Expected return on pension scheme assets	(427)	(134)	(51)	(612)	–
Interest on scheme liabilities	425	151	64	640	73
Settlements and curtailments	30	30	(3)	57	47

	158	115	80	353	156

Actuarial gains/(losses) recorded in the statement of comprehensive income	73	43	(37)	79	(80)

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2009	£m	£m	£m	£m	£m

Amounts charged to operating profit Current service cost	121	66	64	251	35
Past service cost	–	(6)	–	(6)	(27)
Expected return on pension scheme assets	(347)	(121)	(46)	(514)	–
Interest on scheme liabilities	378	148	62	588	74
Settlements and curtailments	54	7	(17)	44	8

	206	94	63	363	90

Actuarial (losses)/gains recorded in the statement of comprehensive income	(578)	(5)	(77)	(660)	1

					Post-retirement
	Pensions				benefits
	UK	USA	Rest of World	Group	Group
2008	£m	£m	£m	£m	£m

Amounts charged to operating profit
Current service cost	126	61	59	246	30
Past service cost	–	10	2	12	4
Expected return on pension scheme assets	(442)	(144)	(47)	(633)	–
Interest on scheme liabilities	377	121	53	551	62
Settlements and curtailments	175	12	(22)	165	22

	236	60	45	341	118

Actuarial (losses)/gains recorded in the statement of comprehensive income	(776)	(576)	(82)	(1,434)	64

The total actuarial losses recorded in the statement of comprehensive income since 1st January 2003 amount to £2,048 million.
The amounts included within settlements and curtailments include £110 million (2009 – £72 million; 2008 – £208 million) of augmentation costs arising from major restructuring programmes (see Note 29 ‘Other provisions’).
GSK Annual Report 2010

Notes to the financial statements

28 Pensions and other post-employment benefits continued
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

	UK		USA		Rest of World		Group
					Average
At 31st December 2010	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,698	8.25	1,092	7.40	251	6,041
Property	7.00	272	7.25	147	7.00	6	425
Bonds	4.50	2,460	4.75	1,012	3.10	572	4,044
Other assets	3.50	1,188	0.25	59	3.80	399	1,646

Fair value of assets		8,618		2,310		1,228	12,156
Present value of scheme obligations		(9,119)		(2,781)		(1,479)	(13,379)

		(501)		(471)		(251)	(1,223)

Unrecognised past service cost		–		(2)		1	(1)

Recognised on the balance sheet		(501)		(473)		(250)	(1,224)

Included in other non-current assets		–		–		23	23
Included in pensions and other post-employment benefits		(501)		(473)		(273)	(1,247)

		(501)		(473)		(250)	(1,224)

Actual return on plan assets		881		240		43	1,164

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This is included within ‘Other assets’ and the ‘Present value of scheme obligations’ in the table above at a value of £698 million at 31st December 2010.

	UK		USA		Rest of World		Group
					Average
At 31st December 2009	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m

Equities	8.00	4,209	8.25	914	7.50	232	5,355
Property	7.00	291	7.25	159	7.00	20	470
Bonds	4.90	2,632	5.00	907	3.50	562	4,101
Other assets	0.50	367	0.25	92	3.80	309	768

Fair value of assets		7,499		2,072		1,123	10,694
Present value of scheme obligations		(8,446)		(2,628)		(1,364)	(12,438)

		(947)		(556)		(241)	(1,744)

Unrecognised past service cost		–		(2)		1	(1)

Recognised on the balance sheet		(947)		(558)		(240)	(1,745)

Included in other non-current assets		–		–		23	23
Included in pensions and other post-employment benefits		(947)		(558)		(263)	(1,768)

		(947)		(558)		(240)	(1,745)

Actual return on plan assets		1,076		243		65	1,384

GSK Annual Report 2010

Notes to the financial statements
28 Pensions and other post-employment benefits continued

	UK		USA		Rest of World		Group

					Average
At 31st December 2008	Expected rate	Fair	Expected rate	Fair	expected rate	Fair	Fair
	of return	value	of return	value	of return	value	value
	%	£m	%	£m	%	£m	£m
Equities	7.75	3,334	8.25	838	7.00	211	4,383
Property	6.75	331	7.25	259	6.75	22	612
Bonds	4.75	2,430	5.25	893	3.25	598	3,921
Other assets	2.75	40	1.50	26	4.25	306	372

Fair value of assets		6,135		2,016		1,137	9,288
Present value of scheme obligations		(6,885)		(2,738)		(1,357)	(10,980)

		(750)		(722)		(220)	(1,692)

Unrecognised past service cost		–		–		1	1
Restriction on surplus		–		–		(6)	(6)

Recognised on the balance sheet		(750)		(722)		(225)	(1,697)

Included in other non-current assets		–		–		39	39
Included in pensions and other post-employment benefits		(750)		(722)		(264)	(1,736)

		(750)		(722)		(225)	(1,697)

Actual return on plan assets		(1,249)		(470)		(87)	(1,806)

GSK Annual Report 2010

Notes to the financial statements
28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits

Movements in defined benefit obligations	UK	USA	Rest of World	Group	Group
	£m	£m	£m	£m	£m
Obligations at 1st January 2008	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)
Exchange adjustments	–	(753)	(353)	(1,106)	(351)
Service cost	(126)	(71)	(61)	(258)	(28)
Interest cost	(377)	(121)	(53)	(551)	(62)
Settlements and curtailments	(175)	(12)	19	(168)	(16)
Actuarial gains	915	38	58	1,011	64
Scheme participants’ contributions	(33)	–	(5)	(38)	(9)
Benefits paid	282	126	60	468	53
Transfers to other provisions	–	–	–	–	14

Obligations at 31st December 2008	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)
Exchange adjustments	–	294	109	403	133
Service cost	(121)	(58)	(64)	(243)	(5)
Interest cost	(378)	(148)	(62)	(588)	(74)
Settlements and curtailments	(54)	(7)	68	7	(8)
Actuarial (losses)/gains	(1,307)	(127)	(102)	(1,536)	1
Scheme participants’ contributions	(17)	–	(8)	(25)	(11)
Benefits paid	345	156	71	572	69
Acquisitions	(29)	–	(19)	(48)	(4)

Obligations at 31st December 2009	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)
Exchange adjustments	–	(84)	(27)	(111)	(38)
Service cost	(130)	(68)	(70)	(268)	(31)
Interest cost	(425)	(151)	(64)	(640)	(73)
Settlements and curtailments	(30)	(30)	3	(57)	(44)
Actuarial losses	(381)	(63)	(29)	(473)	(80)
Scheme participants’ contributions	(20)	–	(8)	(28)	(13)
Benefits paid	313	243	80	636	73

Obligations at 31st December 2010	(9,119)	(2,781)	(1,479)	(13,379)	(1,459)
Unrecognised past service cost	–	(2)	1	(1)	34

Recognised on the balance sheet at 31st December 2010	(9,119)	(2,783)	(1,478)	(13,380)	(1,425)

The UK defined benefit schemes include defined contribution sections with obligations totalling £961 million at 31st December 2010 (2009 – £765 million; 2008 – £553 million).
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 8% (2009 – 8.5%), grading down to 4.75% in 2018 and thereafter. During 2007, the US post-retirement healthcare scheme was amended. The main change was an increase in the cap on Group costs. During 2009, both the US pension and post-retirement healthcare plan were amended. The changes resulted in a one-off gain of £37 million in the income statement. At 31st December 2010 the US plan obligation was £1,288 million (2009 – £1,102 million; 2008 – £1,223 million). However, in accordance with IAS 19 the unvested part of a benefit improvement is not recognised immediately on the balance sheet but is recognised gradually through the income statement. At 31st December 2010, the unrecognised amount of £34 million (2009 – £40 million; 2008 – £51 million) primarily relates to the effect of the change in the US post-retirement scheme, which amounted to £36 million (2009 – £42 million; 2008 – £53 million).
GSK Annual Report 2010

Notes to the financial statements
28 Pensions and other post-employment benefits continued
The defined benefit pension obligation is analysed as follows:

	2010	2009	2008
	£m	£m	£m
Funded	(13,033)	(12,126)	(10,662)
Unfunded	(346)	(312)	(318)

	(13,379)	(12,438)	(10,980)

Post-retirement benefits are unfunded.

					Post-retirement
				Pensions	benefits

	UK	USA	Rest of World	Group	Group
Movements in fair values of assets	£m	£m	£m	£m	£m
Assets at 1st January 2008	7,293	2,004	885	10,182	–
Exchange adjustments	–	598	298	896	–
Expected return on assets	442	144	47	633	–
Settlements and curtailments	–	–	3	3	–
Actuarial gains/(losses)	(1,691)	(614)	(134)	(2,439)	–
Employer contributions	340	10	93	443	44
Scheme participants’ contributions	33	–	5	38	9
Benefits paid	(282)	(126)	(60)	(468)	(53)

Assets at 31st December 2008	6,135	2,016	1,137	9,288	–
Exchange adjustments	–	(221)	(93)	(314)	–
Expected return on assets	347	121	46	514	–
Settlements and curtailments	–	–	(51)	(51)	–
Actuarial losses	729	122	19	870	–
Employer contributions	594	190	110	894	58
Scheme participants’ contributions	17	–	8	25	11
Benefits paid	(345)	(156)	(71)	(572)	(69)
Acquisitions	22	–	18	40	–

Assets at 31st December 2009	7,499	2,072	1,123	10,694	–
Exchange adjustments	–	66	26	92	–
Expected return on assets	427	134	51	612	–
Actuarial gains	454	106	(8)	552	–
Employer contributions	531	175	108	814	60
Scheme participants’ contributions	20	–	8	28	13
Benefits paid	(313)	(243)	(80)	(636)	(73)

Assets at 31st December 2010	8,618	2,310	1,228	12,156	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £961 million at 31st December 2010 (2009 – £765 million; 2008 – £553 million).
During 2010, the Group made special funding contributions to the UK pension schemes totalling £365 million (2009 – £332 million; 2008 – £200 million) and £91 million (2009 – £95 million; 2008 – £nil) to the US scheme. In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The additional contributions are expected to be £365 million per year for 2011 to 2013. The contributions are based on a discount rate of 5.25% and an inflation assumption of 2.8%. The next review of contribution levels is expected to be at the 31st December 2011 actuarial valuation.
Employer contributions for 2011, including special funding contributions, are estimated to be approximately £800 million in respect of defined benefit pension schemes and £65 million in respect of post-retirement benefits.
GSK Annual Report 2010

Notes to the financial statements
28 Pensions and other post-employment benefits continued

					Post-retirement
	Pensions				benefits

	UK	USA	Rest of World	Group	Group
History of experience gains and losses	£m	£m	£m	£m	£m
2010
Experience gains/(losses) of scheme assets	454	106	(8)	552
Percentage of scheme assets at 31st December 2010	5%	5%	1%	5%

Experience (losses)/gains of scheme liabilities	(45)	5	(3)	(43)	(14)
Percentage of scheme obligations at 31st December 2010	–	–	–	–	1%

Fair value of assets	8,618	2,310	1,228	12,156	–
Present value of scheme obligations	(9,119)	(2,781)	(1,479)	(13,379)	(1,459)

Deficits in the schemes	(501)	(471)	(251)	(1,223)	(1,459)

2009
Experience gains of scheme assets	729	122	19	870
Percentage of scheme assets at 31st December 2009	10%	6%	2%	8%

Experience gains/(losses) of scheme liabilities	162	(27)	(15)	120	6
Percentage of scheme obligations at 31st December 2009	2%	1%	1%	1%	–

Fair value of assets	7,499	2,072	1,123	10,694	_
Present value of scheme obligations	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)

Deficits in the schemes	(947)	(556)	(241)	(1,744)	(1,253)

2008
Experience losses of scheme assets	(1,691)	(614)	(134)	(2,439)
Percentage of scheme assets at 31st December 2008	28%	30%	12%	26%

Experience (losses)/gains of scheme liabilities	(148)	2	1	(145)	(14)
Percentage of scheme obligations at 31st December 2008	2%	–	–	1%	1%

Fair value of assets	6,135	2,016	1,137	9,288	–
Present value of scheme obligations	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)

Deficits in the schemes	(750)	(722)	(220)	(1,692)	(1,354)

2007
Experience gains/(losses) of scheme assets	168	46	(18)	196
Percentage of scheme assets at 31st December 2007	2%	2%	2%	2%

Experience gains/(losses) of scheme liabilities	33	(30)	6	9	–
Percentage of scheme obligations at 31st December 2007	–	2%	1%	–	–

Fair value of assets	7,293	2,004	885	10,182	–
Present value of scheme obligations	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)

(Deficits)/surpluses in the schemes	(78)	59	(137)	(156)	(1,019)

2006
Experience gains of scheme assets	227	168	26	421
Percentage of scheme assets at 31st December 2006	3%	9%	4%	5%

Experience (losses)/gains of scheme liabilities	(37)	(16)	(42)	(95)	17
Percentage of scheme obligations at 31st December 2006	–	1%	4%	1%	2%

Fair value of assets	6,554	1,953	741	9,248	–
Present value of scheme obligations	(7,444)	(1,949)	(952)	(10,345)	(1,063)

(Deficits)/surpluses in the schemes	(890)	4	(211)	(1,097)	(1,063)

GSK Annual Report 2010

Notes to the financial statements
28 Pensions and other post-employment benefits continued
Sensitivity analysis
Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	4
Increase in annual post-retirement benefits cost	–
Increase in pension obligation	472
Increase in post-retirement benefits obligation	41

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	20
Increase in annual post-retirement benefits cost	4
Increase in pension obligation	305
Increase in post-retirement benefits obligation	60

A 0.25% decrease in expected rates of return on assets would have the following approximate effect:

Increase in annual pension cost	28

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	1
Increase in post-retirement benefits obligation	25

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	25
Increase in pension obligation	339

29 Other provisions

				Integration
	Legal	Major	Employee	and
	and other	restructuring	related	manufacturing	Other
	disputes	programmes	provisions	reorganisation	provisions	Total
	£m	£m	£m	£m	£m	£m
At 1st January 2010	2,020	574	241	55	351	3,241
Exchange adjustments	12	(4)	6	1	4	19
Charge for the year	4,111	837	39	–	15	5,002
Reversed unused	(103)	(40)	(5)	(4)	(16)	(168)
Unwinding of discount	7	3	–	–	8	18
Utilised	(2,047)	(610)	(35)	(17)	(19)	(2,728)
Transfer to pensions obligations	–	(110)	–	–	–	(110)
Reclassifications and other movements	–	24	5	(8)	(11)	10

At 31st December 2010	4,000	674	251	27	332	5,284

To be settled within one year	3,654	512	34	4	176	4,380
To be settled after one year	346	162	217	23	156	904

At 31st December 2010	4,000	674	251	27	332	5,284

GSK Annual Report 2010

Notes to the financial statements
29 Other provisions continued
Legal and other disputes
GSK is involved in a number of legal and other disputes, including notification of possible claims, as set out in Note 44 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, intellectual property, anti-trust, government investigations, contract terminations, self-insurance, environmental clean-up and property rental.
The charge for the year primarily relates to provisions in relation to the investigation by the US Government into the Group’s former manufacturing site at Cidra, Puerto Rico; product liability and anti-trust litigation relating to Paxil; the investigation by the US Attorney’s Office for the District of Colorado into the Group’s US sales and promotional practices, and product liability cases regarding Avandia and other products. The discount on the provisions decreased by £2 million in 2010 (2009 – £5 million increase) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2010 includes a decrease of £10 million (2009 – £6 million increase) arising from a change in the discount rate in the year.
In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases an IBNR (incurred but not reported) actuarial technique is used to determine this estimate. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over several years.
At 31st December 2010, it is expected that £117 million (2009 – £97 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within ‘Other receivables’ in Note 22, ‘Other non-current assets’ and Note 24, ‘Trade and other receivables’. For a discussion of legal issues, see Note 44 ‘Legal proceedings’.
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
Pension augmentations arising from staff redundancies of £110 million (2009 – £72 million) have been charged during the year and then transferred to the pension obligations provision as shown in Note 28 ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17 ‘Property, plant and equipment’. The majority of the amounts provided are expected to be utilised in the next two years.
Employee related provisions
Employee related provisions include certain medical benefits to disabled employees and their spouses in the USA. At 31st December 2010, the provision for these benefits amounted to £120 million (2009 – £118 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Integration and manufacturing reorganisation
Provisions for integration and manufacturing reorganisations reflect costs related to ongoing restructuring programmes not included within the costs disclosed in Note 7, ‘Major restructuring programmes’.
Other provisions
Included in other provisions is contingent consideration in respect of business acquisitions, principally of Stiefel Laboratories Inc. in 2009. The contingent consideration is payable upon certain criteria being met by certain specified dates in the future. The aggregate provision for these items amounts to £164 million at 31st December 2010 (2009 – £161 million).

GSK Annual Report 2010

Notes to the financial statements
30 Other non-current liabilities

	2010	2009
	£m	£m

Accruals and deferred income	103	124
Other payables	491	481

	594	605

31 Contingent liabilities
At 31st December 2010, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £165 million (2009 – £150 million). At 31st December 2010, £4 million (2009 – £9 million) of financial assets were pledged as collateral for contingent liabilities. For discussions of tax and legal issues, refer to Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.
32 Net debt

		2010	2009
	Listing exchange	£m	£m

Current assets:
Liquid investments		184	268
Cash and cash equivalents		6,057	6,545

		6,241	6,813

Short-term borrowings:
US$ Floating Rate Note 2010	New York Stock Exchange	–	(621)
Commercial paper		–	(621)
Bank loans and overdrafts		(259)	(182)
Loan stock		–	(7)
Obligations under finance leases		(32)	(40)

		(291)	(1,471)

Long-term borrowings:
3.00% € European Medium Term Note 2012	London Stock Exchange	(640)	(662)
5.125% € European Medium Term Note 2012	London Stock Exchange	(1,919)	(1,985)
4.85% US$ US Medium Term Note 2013	New York Stock Exchange	(1,599)	(1,548)
4.375% US$ US Medium Term Note 2014	London Stock Exchange	(1,049)	(990)
3.875% € European Medium Term Note 2015	London Stock Exchange	(1,358)	(1,404)
5.625% € European Medium Term Note 2017	London Stock Exchange	(1,062)	(1,100)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,756)	(1,701)
4.00% € European Medium Term Note 2025	London Stock Exchange	(632)	(653)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(981)	(979)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(318)	(308)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,744)	(1,689)
6.375% £ European Medium Term Note 2039	London Stock Exchange	(694)	(693)
5.25% £ European Medium Term Note 2042	London Stock Exchange	(985)	(984)
Bank loans		(1)	–
Obligations under finance leases		(71)	(90)

		(14,809)	(14,786)

Net debt		(8,859)	(9,444)

GSK Annual Report 2010

Notes to the financial statements
32 Net debt continued
Current assets
Liquid investments are classified as available-for-sale investments. At 31st December 2010, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31st December 2010 was approximately 1.6% (2009 – approximately 4.6%). Liquid investment balances at 31st December 2010 earning interest at floating and fixed rates amount to £2 million and £182 million respectively (2009 – £1 million and £267 million).
The effective interest rate on cash and cash equivalents at 31st December 2010 was approximately 1.3% (2009 – approximately 0.7%). Cash and cash equivalents balances at 31st December 2010 earning interest at floating and fixed rates amount to £5,752 million and £166 million respectively (2009 – £6,372 million and £17 million).
GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.
Short-term borrowings
GSK has a US $10 billion (£6.4 billion) commercial paper programme, of which none was in issue at 31st December 2010 (2009 – $1 billion (£621 million)) and committed facilities of 364 days duration of $3.9 billion (£2.5 billion) (2009 – $3.9 billion (£2.4 billion)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.
The weighted average interest rate on current bank loans and overdrafts at 31st December 2010 was 4.5% (2009 – 4.8%).
Long-term borrowings
At the year-end, GSK had long-term borrowings of £14.8 billion (2009 – £14.8 billion) of which £8.2 billion (2009 – £9.5 billion) falls due in more than five years. The average effective interest rate of all notes at 31st December 2010 was approximately 5.2% (2009 – approximately 5.3%).
Long-term borrowings repayable after five years carry interest at effective rates between 3.92% and 6.46%. The repayment dates range from 2017 to 2042.
Secured liabilities
GSK had no loans secured by charges on non-current and current assets in the year (2009 – £nil). The Group has pledged investments in US Treasury Notes with a par value of $107 million (£69 million) (2009 – $103 million (£64 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’.

	2010	2009
Finance lease obligations	£m	£m

Rental payments due within one year	37	44
Rental payments due between one and two years	32	38
Rental payments due between two and three years	21	26
Rental payments due between three and four years	13	16
Rental payments due between four and five years	8	6
Rental payments due after five years	8	16

Total future rental payments	119	146
Future finance charges	(16)	(16)

Total finance lease obligations	103	130

Finance lease obligations at 31st December 2010 bearing interest at floating and fixed rates amount to £70 million and £33 million, respectively (2009 – £89 million and £41 million).
GSK Annual Report 2010

Notes to the financial statements
33 Share capital and share premium account

			Share
	Ordinary Shares of 25p each		premium
	Number	£m	£m

Share capital authorised
At 31st December 2008	10,000,000,000	2,500
At 31st December 2009	10,000,000,000	2,500
At 31st December 2010	10,000,000,000	2,500

Share capital issued and fully paid
At 1st January 2008	6,012,587,026	1,503	1,266
Issued under share option schemes	5,640,119	2	60
Share capital purchased and cancelled	(356,910,908)	(90)	–

At 31st December 2008	5,661,316,237	1,415	1,326
Issued under share option schemes	3,812,482	1	42

At 31st December 2009	5,665,128,719	1,416	1,368
Issued under share option schemes	5,329,458	2	60

At 31st December 2010	5,670,458,177	1,418	1,428

	31st December	31st December
	2010	2009

Number (‘000) of shares issuable under outstanding options (Note 42)	207,132	213,110

Number (‘000) of unissued shares not under option	4,122,410	4,121,761

At 31st December 2010, of the issued share capital, 105,472,070 shares were held in the ESOP Trust, 474,194,158 shares were held as Treasury shares and 5,090,791,949 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trust are disclosed in Note 42, ‘Employee share schemes’.
The company did not purchase any of its own shares in 2010. On 3rd February 2011, GSK announced that it would commence a new long-term share buy-back programme and expected to repurchase £1-2 billion of shares, depending on market conditions and other factors, in 2011. The exact amount and timing of purchases and whether the shares will be held as Treasury shares or be cancelled will be determined by the company and is dependent on market conditions and other factors. No shares were purchased in the period 1st January 2011 to 3rd February 2011. In the period 4th February 2011 to 24th February 2011 10.4 million shares were purchased at a cost of £123.4 million.
GSK Annual Report 2010

Notes to the financial statements
34 Movements in equity
Retained earnings and other reserves amounted to £6,041 million at 31st December 2010 (2009 – £7,221 million; 2008 – £5,190 million) of which £472 million (2009 – £390 million; 2008 – £391 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is shown below in the following table:

	Net translation exchange included in:
			Non-	Total
	Fair value	Retained	controlling	translation
	reserve	earnings	interests	exchange
	£m	£m	£m	£m

At 1st January 2008	9	335	(75)	269
Exchange movements on overseas net assets	1	952	64	1,017
Reclassification of exchange on liquidation of overseas subsidiary	–	84	–	84

At 31st December 2008	10	1,371	(11)	1,370
Exchange movements on overseas net assets	1	(161)	(34)	(194)
Reclassification of exchange on liquidation of overseas subsidiary	–	(44)	–	(44)

At 31st December 2009	11	1,166	(45)	1,132
Exchange movements on overseas net assets	–	145	21	166
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	–	(2)	–	(2)

At 31st December 2010	11	1,309	(24)	1,296

The analysis of other reserves is as follows:

	ESOP Trust	Fair value	Cash flow	Other
	shares	reserve	hedge reserve	reserves	Total
	£m	£m	£m	£m	£m

At 1st January 2008	(1,617)	49	(7)	1,934	359
Transferred to income and expense in the year on disposals	–	(32)	–	–	(32)
Transferred to income and expense in the year on impairment	–	(2)	–	–	(2)
Net fair value movement in the year	–	(23)	4	–	(19)
Ordinary Shares purchased and cancelled	–	–	–	90	90
Ordinary Shares acquired by ESOP Trusts	(19)	–	–	–	(19)
Ordinary Shares transferred by ESOP Trusts	10	–	–	–	10
Write-down of shares held by ESOP Trusts	181	–	–	–	181

At 31st December 2008	(1,445)	(8)	(3)	2,024	568
Transferred to income and expense in the year on disposals	–	(40)	1	–	(39)
Transferred to income and expense in the year on impairment	–	40	–	–	40
Net fair value movement in the year	–	30	(4)	–	26
Ordinary Shares acquired by ESOP Trusts	(57)	–	–	–	(57)
Ordinary Shares transferred by ESOP Trusts	13	–	–	–	13
Write-down of shares held by ESOP Trusts	351	–	–	–	351
Put option over non-controlling interest	–	–	–	(2)	(2)

At 31st December 2009	(1,138)	22	(6)	2,022	900
Transferred to income and expense in the year on disposals	–	(5)	3	–	(2)
Transferred to income and expense in the year on impairment	–	5	–	–	5
Net fair value movement in the year	–	67	(1)	–	66
Ordinary Shares acquired by ESOP Trusts	(16)	–	–	–	(16)
Ordinary Shares transferred by ESOP Trusts	17	–	–	–	17
Write-down of shares held by ESOP Trusts	292	–	–	–	292

At 31st December 2010	(845)	89	(4)	2,022	1,262

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31st December 2010 (2009 – £1,849 million; 2008 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £175 million at 31st December 2010 (2009 – £175 million; 2008 – £175 million).
GSK Annual Report 2010

Notes to the financial statements
35 Related party transactions
GSK held a 18.1% interest in Quest Diagnostics Inc. at 31st December 2010 (2009 – 16.8%). The Group and Quest Diagnostics are parties to a long-term contractual relationship under which Quest Diagnostics is the primary provider of clinical laboratory testing to support the Group’s clinical trials testing requirements worldwide. During 2010, Quest Diagnostics provided services of £41 million (2009 – £47 million) to the Group. At 31st December 2010, the balance payable by GSK to Quest Diagnostics was £10 million (2009 – £10 million).
Subsequent to the year-end, GSK sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together are expected to generate gross proceeds of $1.1 billion (£0.7 billion) after tax.
GSK held a 19% interest in Aspen Pharmacare Holdings Limited at 31st December 2010 (2009 – 19%).
During 2010, GSK distributed £81 million (2009 – £18 million) of its products through Aspen’s extensive distribution network. At 31st December 2010, the balance due to GSK from Aspen was £22 million (2009 – £18 million) and the balance payable by GSK to Aspen was £12 million (2009 – £13 million).
In 2010, both the Group and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2010, GSK provided services to the joint venture of £42 million (2009 – £15 million). At 31st December 2010, the balance due to GSK from the joint venture was £20 million (2009 – £14 million).
At 31st December 2010, GSK held a 50% interest in ViiV Healthcare Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories. At 31st December 2010, the balance payable by GSK to ViiV Healthcare Canada was £4 million (2009 – £nil).
The aggregate compensation of the Directors and CET is given in Note 10, ‘Employee Costs’.
36 Adjustments reconciling profit after tax to operating cash flows

	2010	2009	2008
	£m	£m	£m

Profit after tax	1,853	5,669	4,712

Tax on profits	1,304	2,222	1,947
Share of after tax profits of associates and joint ventures	(81)	(64)	(48)
Finance income net of finance costs	715	713	530
Depreciation	1,146	1,130	920
Amortisation of intangible assets	533	432	311
Impairment and assets written off	411	445	436
Profit on sale of intangible assets	(118)	(835)	(170)
Profit on sale of investments in associates	(8)	(115)	–
Profit on sale of equity investments	(17)	(40)	(33)
Changes in working capital:
Decrease/(increase) in inventories	238	(132)	(411)
Decrease/(increase) in trade receivables	905	(473)	519
Decrease/(increase) in other receivables	6	(134)	22
Increase/(decrease) in trade payables	154	499	(39)
(Decrease)/increase in other payables	(179)	409	(162)
Increase/(decrease) in pension and other provisions	1,653	(320)	548
Share-based incentive plans	179	179	241
Other	(63)	(40)	(268)

	6,778	3,876	4,343

Cash generated from operations	8,631	9,545	9,055

The increase in pension and other provisions primarily reflects the charge for legal costs in the year of £4.0 billion, partly offset by legal settlements of £2.0 billion and further contributions to the defined benefit pension schemes.
GSK Annual Report 2010

Notes to the financial statements
37 Reconciliation of net cash flow to movement in net debt

	2010	2009	2008
	£m	£m	£m

Net debt at beginning of year	(9,444)	(10,173)	(6,039)
(Decrease)/increase in cash and bank overdrafts	(642)	1,054	1,148
Cash inflow from liquid investments	(91)	(87)	(905)
Net increase in long-term loans	–	(1,358)	(5,523)
Net repayment of short-term loans	1,290	102	3,059
Net repayment of obligations under finance leases	45	48	48
Debt of subsidiary undertakings acquired	(20)	(9)	–
Exchange adjustments	61	1,041	(1,918)
Other non-cash movements	(58)	(62)	(43)

Movement in net debt	585	729	(4,134)

Net debt at end of year	(8,859)	(9,444)	(10,173)

Analysis of changes in net debt	At 31.12.09	Exchange	Other	Reclassifications	Acquisitions	Cash flow	At 31.12.10
	£m	£m	£m	£m	£m	£m	£m

Liquid investments	268	7	–	–	–	(91)	184
Cash and cash equivalents	6,545	77	–	–	12	(577)	6,057
Overdrafts	(177)	4	–	–	–	(77)	(250)

	6,368	81	–	–	12	(654)	5,807

Debt due within one year:
Commercial paper	(621)	–	–	–	–	621	–
Eurobonds and Medium-Term Notes	(621)	(24)	–	–	–	645	–
Other	(52)	(1)	(18)	(15)	(20)	65	(41)

	(1,294)	(25)	(18)	(15)	(20)	1,331	(41)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(14,696)	(1)	(40)	–	–	–	(14,737)
Other	(90)	(1)	–	15	–	4	(72)

	(14,786)	(2)	(40)	15	–	4	(14,809)

Net debt	(9,444)	61	(58)	–	(8)	590	(8,859)

For further information on significant changes in net debt see Note 32 ‘Net debt’.
38 Acquisitions and disposals
Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:
2010
Acquisitions
Laboratorios Phoenix S.A.C.yF.
On 10th June 2010, GSK acquired 100% of the issued share capital of Laboratorios Phoenix S.A.C.yF., a leading pharmaceutical business focused on the development, marketing and sale of branded generic and over-the-counter products in Latin America for cash. The purchase price of £174 million included £11 million of net cash, £121 million of intangible assets, £72 million of goodwill and £30 million of other net liabilities. The goodwill arising on the acquisition of this business reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisition of an established market participant. None of the goodwill recognised is expected to be deductible for income tax purposes.
The results of Phoenix are reported as part of the Emerging Markets operating segment. This transaction has been accounted for by using the purchase method of accounting.
The pro-forma results of Laboratorios Phoenix S.A C.yF. for the full year are turnover of £60 million and loss after tax (before major restructuring) of £2 million.
GSK Annual Report 2010

Notes to the financial statements
38 Acquisitions and disposals continued
2010
Acquisitions continued
Laboratorios Phoenix S.A.C.yF.
Since acquisition, GSK recorded turnover of £35 million and after tax losses (before major restructuring) of £0.5 million from the business. Transaction costs expensed in 2010 arising on the acquisition of Laboratorios Phoenix S.A.C.yF. amounted to £3 million.

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Net assets acquired
Intangible assets	–	121	121
Property, plant and equipment	6	10	16
Other assets including cash and cash equivalents	39	7	46
Deferred tax provision	(1)	(41)	(42)
Other liabilities	(27)	(12)	(39)

	17	85	102
Goodwill	–	72	72

Total consideration	17	157	174

Other acquisitions
During the year, GSK completed three smaller subsidiary acquisitions for cash. The total purchase price of £198 million included £1 million of net cash.

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Net assets acquired
Intangible assets	3	128	131
Property, plant and equipment	9	2	11
Other assets including cash and cash equivalents	20	12	32
Deferred tax provision	–	(33)	(33)
Other liabilities	(10)	–	(10)

	22	109	131
Goodwill	–	75	75
Fair value gain recognised on conversion of associate to subsidiary	–	(8)	(8)

Total consideration	22	176	198

If the other acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by £51 million for the year. As some of the subsidiaries have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.
The goodwill arising on the acquisitions reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisition of these established market participants. In addition, goodwill of £13 million was recognised in respect of further consideration for a prior year acquisition. None of the goodwill recognised is expected to be deductible for income tax purposes.
The results of the other acquisitions are reported primarily as part of the Emerging Markets reportable operating segment.
The Group recognised a gain of £8 million as a result of measuring at fair value an associate held prior to the acquisition date. This gain is reported as Profit on disposal of interest in associates in the income statement.
Acquisition costs expensed in 2010 arising on other acquisitions totalled £7 million.
GSK Annual Report 2010

Notes to the financial statements
38 Acquisitions and disposals continued
2010
Acquisitions continued
Investments in associates and joint ventures
GSK made cash and non-cash contributions of £24 million in a joint venture in which the Group has a 50% share, £6 million in a joint venture in which the Group has a 49% share, an investment in an associate of £32 million to increase the Group’s share to 27% and other investments in associates totalling £3 million.

			Associates
		Other	and joint
Cash flows	Phoenix	acquisitions	ventures	Total
	£m	£m	£m	£m

Total cash consideration	174	198	61	433
Cash and cash equivalents acquired	(11)	(1)	–	(12)

Cash consideration, net of cash acquired	163	197	61	421

Net cash consideration paid	163	191	61	415
Deferred consideration	–	6	–	6

Cash consideration, net of cash acquired	163	197	61	421

2009
Acquisitions
Certain businesses from UCB S.A.
On 31st March 2009, the Group acquired from UCB S.A. its marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America which included several leading pharmaceutical brands in a number of disease areas. Subsequent to this date the Group completed further country acquisitions which formed part of the original transaction. The purchase price of £477 million included £5 million of net cash, £445 million of intangible assets, £87 million of goodwill and £60 million of other net liabilities. The goodwill arising on the acquisition of this business reflects the potential for product growth throughout the regions and the expected synergies for the Group. This transaction has been accounted for by the purchase method of accounting.
The transaction included acquisition of both a number of legal entities and product rights that had been previously marketed outside of those entities. The product portfolio acquired was integrated into the GSK business after acquisition and it is not therefore practicable to identify the result after tax arising as a result of this transaction for the period of 2009 after acquisition.
During 2009, prior to acquisition it is estimated that the product portfolio recorded turnover of £26 million. Since acquisition GSK recorded turnover of £77 million in 2009 from the products acquired.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	417	28	445
Property, plant and equipment	1	–	1
Cash and cash equivalents	5	–	5
Deferred tax provision	–	(56)	(56)
Other liabilities	(5)	–	(5)

	418	(28)	390
Goodwill	–	87	87

Total consideration	418	59	477

GSK Annual Report 2010

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Acquisitions continued
Stiefel Laboratories, Inc.
On 22nd July 2009, the Group acquired all of the share capital of Stiefel Laboratories, Inc., the world’s largest private dermatological company for a cash consideration of £1,993 million net of cash acquired and including £326 million of debt repaid on acquisition. The purchase price of £2,219 million (including contingent cash consideration of £152 million payable upon certain criteria being met by specified dates in the future) included £74 million of cash and cash equivalents, £1,513 million of intangible assets, £885 million of goodwill, representing the potential for additional growth from the combination of the Stiefel business and GSK’s existing dermatology portfolio, and £253 million of other net liabilities. The purchase price included potential obligations to make additional payments of up to $300 million (£183 million) depending on the future performance of certain products. Stiefel Laboratories Inc. had a turnover of £547 million and a loss after tax (including restructuring costs) of £103 million for the year ended 31st December 2009, of which £248 million of turnover and £78 million of loss after tax (including restructuring costs) related to the period since acquisition and are included in the Group accounts. In 2009, since acquisition, Stiefel made an operating profit of £35 million before restructuring costs and intangible assets amortisation.
The business will provide significant opportunities for both sales and cost synergies. Stiefel’s products will benefit from GSK’s global distribution and commercial organisations, particularly in markets such as Brazil, Russia, India, China and Japan. GSK’s products will benefit from Stiefel’s speciality sales force relationships and experienced management in dermatology.
Cost synergies for the business are expected primarily from combining manufacturing and administrative functions. As previously reported, GSK expects to deliver annual pre-tax cost savings of up to £155 million by 2012 with restructuring costs of approximately £205 million. Excluding restructuring costs, the Stiefel acquisition resulted in a dilution of GSK’s earnings per share of less than 1% in 2009.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	274	1,239	1,513
Property, plant and equipment	111	–	111
Other assets including cash and cash equivalents	210	47	257
Deferred tax provision	35	(331)	(296)
Other liabilities	(251)	–	(251)

	379	955	1,334
Goodwill	–	885	885

Total consideration	379	1,840	2,219

ViiV Healthcare Limited
On 30th October 2009, GSK acquired Pfizer Inc.’s HIV business and combined it with its own HIV business to form ViiV Healthcare Limited, a sub-group owned 85% by GSK and 15% by Pfizer. The consideration given by GSK, representing 15% of the net value of GSK’s HIV business, contingent consideration and transaction costs, was valued at £383 million. This was represented by £595 million of intangible assets, £172 million of deferred tax liability, £21 million of other net assets, £316 million increase in non-controlling interests and £255 million of goodwill representing the economies of scale gained from the combination of the two businesses and the potential for growth of both partners’ HIV products within ViiV Healthcare. The non-controlling interest represents Pfizer’s interest in ViiV Healthcare including the right to preferential dividends based on the sales performance of certain products.
GSK recognised an accounting gain of £296 million on this transaction arising on the disposal of a 15% interest in GSK’s HIV business to Pfizer recorded at book value, in return for 85% of Pfizer’s HIV business recorded at fair value.
GSK Annual Report 2010

Notes to the financial statements
38 Acquisitions and disposals continued
2009
Acquisitions continued
The acquired Pfizer HIV business had a turnover of £89 million and a loss after tax of £39 million in 2009, of which, after taking account of the transition status in various territories, £1 million of turnover and £23 million of loss after tax, including restructuring costs, was recognised in the Group accounts in 2009.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	13	582	595
Other assets including cash and cash equivalents	10	11	21
Deferred tax provision	–	(172)	(172)

	23	421	444
Non-controlling interests	–	(316)	(316)
Goodwill	–	255	255

Total consideration	23	360	383

Consideration
Fair value of assets contributed by GSK			328
Fair value of contingent equity contributed by GSK			37
Direct costs			18

Total consideration			383

Other acquisitions
Other investments in the year included £327 million in five subsidiaries, £16 million in a joint venture in which the Group has a 50% share and £20 million in an associate in which the Group has an initial 40% share.

	Certain	Stiefel
	businesses	Laboratories,
Cash flows	of UCB S.A.	Inc.	Other	Total
	£m	£m	£m	£m

Cash consideration	477	2,067	371	2,915
Cash and cash equivalents acquired	(5)	(74)	(15)	(94)

Net cash consideration	472	1,993	356	2,821
Contingent consideration	–	152	2	154

Net purchase consideration	472	2,145	358	2,975

If the acquisitions of subsidiaries had been made at the beginning of the year, it is estimated that Group turnover would have increased by £477 million for the year. As some of the acquisitions have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.
GSK Annual Report 2010

Notes to the financial statements
38 Acquisitions and disposals continued
2008
Acquisitions continued
Sirtris Pharmaceuticals Inc.
On 5th June 2008, the Group acquired 100% of the issued share capital of Sirtris Pharmaceuticals Inc., a biopharmaceutical company based in Massachusetts, USA for a cash consideration of £376 million. The company is focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with ageing, including metabolic diseases such as Type 2 diabetes. Sirtris’ drug candidates are designed to mimic certain beneficial health effects of calorie restriction by activation of sirtuins, a recently discovered class of enzymes that Sirtris believes control the ageing process. This transaction has been accounted for by the purchase method of accounting. The goodwill arising on the acquisition reflects the potential for enabling GSK to enhance its metabolic, neurology, and immuno-inflammation research efforts by establishing a world-leading presence in the sirtuin field, aided by the existence in the company of a highly experienced development team that encompasses all aspects of sirtuin biology. Sirtris Pharmaceuticals Inc. had a turnover of £nil and a loss after tax of £25 million in 2008, of which £nil of turnover and £14 million of loss after tax related to the period after acquisition and are included in the Group accounts in 2008.

	Book	Fair value	Fair
	value	adjustment	value
	£m	£m	£m

Net assets acquired
Intangible assets	–	106	106
Property, plant and equipment	2	–	2
Other assets including cash and cash equivalents	86	–	86
Deferred tax provision	–	(21)	(21)
Other liabilities	(39)	–	(39)

	49	85	134
Goodwill	–	242	242

Total consideration	49	327	376

Other acquisitions
Other investments in the year included £140 million in a subsidiary, of which £10 million was deferred, a further £6 million in a joint venture in which the Group has a 50% share and £2 million in an associate in which the Group has a 36.8% holding.

Cash flows	Sirtris	Other	Total
	£m	£m	£m

Cash consideration	376	139	515
Cash and cash equivalents acquired	(52)	–	(52)

Net cash payment on acquisitions	324	139	463

If the subsidiaries had been acquired at the beginning of 2008, combined Group turnover for the year would have been £24,373 million and combined Group profit for the year would have been £4,705 million.
GSK Annual Report 2010

Notes to the financial statements
39 Commitments

Contractual obligations and commitments	2010	2009
	£m	£m

Contracted for but not provided in the financial statements:
Intangible assets	11,762	12,280
Property, plant and equipment	380	416
Investments	37	86
Purchase commitments	1,127	82
Business combinations	285	–
Pensions	1,095	1,460
Other commitments	242	52
Interest on loans	10,312	10,733
Finance lease charges	16	16

	25,256	25,125

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. A number of commitments were made in 2010 under licensing and other agreements, including arrangements with Amicus Therapeutics, Amplimmune Inc., Apeiron Biologics AG, Fondazione Telethon, Isis Pharmaceuticals, Inc. and Shionogi & Co., Limited. These new arrangements were offset by reduced commitments due on prior year transactions including Actelion Pharmaceuticals Limited, Targacept, Inc. and Neurosearch A/S which were terminated or curtailed during the year.
The commitments relating to business combinations reflect three agreements signed in 2010 but not completed at the balance sheet date.
In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31st December 2008 actuarial funding valuation. The table above shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £130 million.
The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.
Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

Commitments under non-cancellable operating leases	2010	2009
	£m	£m

Rental payments due within one year	123	111
Rental payments due between one and two years	73	72
Rental payments due between two and three years	46	50
Rental payments due between three and four years	32	21
Rental payments due between four and five years	25	14
Rental payments due after five years	116	69

Total commitments under non-cancellable operating leases	415	337

40 Post balance sheet events
Subsequent to the year end, GSK completed the acquisition of the three business combinations referred to in Note 39 ‘Commitments’.
Since the year end, GSK has sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together are expected to generate gross proceeds of $1.1 billion (£0.7 billion) after tax.
On 3rd February 2011, GSK announced that the company has initiated a new long-term share buy-back programme, and the intention is to repurchase £1-2 billion of shares in 2011, depending on market conditions. In the period 4th February 2011 to 24th February 2011, 10.4 million shares were purchased at a cost of £123.4 million.
GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures
GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 7th October 2010.
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
The capital structure of the Group consists of net debt (see Note 32, ‘Net debt’) and shareholders’ equity (see ‘Consolidated statement of changes in equity’ on page 107).
Our commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, invest in bolt-on acquisitions. Investment opportunities will continue to be assessed against strict financial criteria.
GSK operates on a global basis, primarily through subsidiary companies established in the markets in which we trade. With significant levels of patent or trademark protection, our pharmaceutical products compete largely on product efficacy or differentiation. Selling margins are sufficient to cover normal operating costs and our operations are cash generative.
Operating cash flow is used to fund investment in research and development of new products. It is also used to make routine outflows of capital expenditure, tax, dividends, repayment of maturing debt and, to the extent determined by the Board, share repurchases. In 2011, as part of a new long-term share buy-back programme and depending on market conditions and other factors, we expect to purchase £1-2 billion of shares.
Our policy is to borrow centrally, using a variety of capital market issues and borrowing facilities, to meet anticipated funding requirements.
These borrowings, together with cash generated from operations, are on-lent, contributed as equity to certain subsidiaries or used to pay dividends and make acquisitions. GSK did not make any share repurchases in 2010.
Total capital (equity and net debt) of the Group has decreased from £20,186 million in 2009 to £18,604 million in 2010. The decrease of £1,582 million arises principally as a result of the excess of dividend distribution for the year of £3,205 million over earnings attributable to shareholders of £1,634 million. The Group’s positive cash generation was sufficient to finance the Group’s acquisitions and payment of legal costs in the year. Net debt continued to reduce in 2010, reflecting the benefits of our ongoing restructuring programme and the success of our working capital initiatives.
Liquidity risk
We manage our net borrowing requirements through a portfolio of long-term borrowings, including bonds, together with short-term finance under the US$10 billion commercial paper programme and $3.9 billion of committed facilities. The facilities were last renewed in October 2010. We consider this level of committed facilities to be adequate given current liquidity requirements. For further information on these facilities, please refer to Note 32 to the financial statements, ‘Net debt’. We also benefit from strong positive cash flow from operating units.
We have a European Medium Term Note programme of £15 billion. At 31st December 2010, we had £8.3 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31st December 2010, we had $10.1 billion (£6.5 billion) of notes in issue under this programme.
The long-term borrowings mature at dates between 2012 and 2042. Our long-term debt ratings have remained stable since February 2008. Currently we are rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s Investors Service ‘Moody’s’. Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.
As well as our committed facilities we also had substantial cash and cash equivalents and liquid investments, which amounted to £6.2 billion at 31st December 2010. We also benefit from strong positive cash flow from operating units. The TMG monitors the cash flow forecast on a monthly basis.
Market risk
Interest rate risk management
The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of trading profit.
We use a series of interest rate swaps to redenominate one of our external borrowings into the interest rate coupon required by GSK. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures continued
Foreign exchange risk management
Foreign currency transaction exposures arising on internal and external trade flows are not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury. We manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
We seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net investment hedges’ section of this note for further details). The TMG reviews the ratio of borrowings to assets for major currencies monthly.
Credit risk
The Group considers its maximum credit risk to be £12,285 million (2009 – £13,434 million) which is the total of the Group’s financial assets with the exception of ‘Other investments’ which do not bear credit risk. See page 165 for details on the Group’s total financial assets.
GSK’s greatest concentration of credit risk is £1.3 billion with JP Morgan Chase (Aa1/AA- rated with Moody’s and Standard and Poor’s respectively), comprising £1.2 billion invested in deposits and £0.1 billion of derivatives. In 2009, the greatest concentration of credit risk was £1.3 billion of investments in US Treasury and Treasury repo only money market funds which bear credit exposure to the US Government (Aaa/AAA rated with Moody’s and Standard and Poor’s respectively).
Treasury-related credit risk
GSK has continued to maintain its conservative approach to counterparty risk throughout this period. A report on relationship banks and their credit ratings is presented annually to the TMG for approval.
The aggregate credit risk in respect of financial instruments the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s and Standard and Poor’s. The table below sets out the credit ratings of counterparties for liquid investments, cash and cash equivalents and derivatives. The gross asset position on each derivative contract is considered for the purpose of this table, though, under the ISDA contracts, the amount at risk is the net position with each counterparty.
The £92 million invested in Baa3/BBB- rated investments includes bank deposits with Allied Irish Bank and State Bank of India and Indian Government bonds. These counterparties are used either for local cash management purposes or for local investment purposes where GSK is not the sole shareholder.
The £27 million invested in Ba1/BB+ rated investments includes Greek Government bonds issued in lieu of settlement on long outstanding amounts and bank deposits with HDFC Bank, a domestic bank used in India to invest funds locally.

	Credit rating of counterparty
2010	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Baa1/BBB+	Baa2/BBB	Baa3/BBB-	Ba1/BB+	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Bank balances and deposits	–	1,772	1,226	2,494	67	1	–	84	16	5,660
US Treasury and Treasury repo only money market funds	360	–	–	–	–	–	–	–	–	360
Corporate debt instruments	–	–	10	–	–	–	–	–	–	10
Government securities	192	–	–	–	–	–	–	8	11	211
3rd party financial derivatives	–	23	49	100	–	–	–	–	–	172

Total	552	1,795	1,285	2,594	67	1	–	92	27	6,413

	Credit rating of counterparty
2009	Aaa/AAA	Aa2/AA	Aa3/AA-	A1/A+	A2/A	Baa1/BBB+	Baa2/BBB	Baa3/BBB-	Ba1/BB+	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Bank balances and deposits	793	1,385	1,359	1,467	102	–	27	63	10	5,206
US Treasury and Treasury repo only money market funds	1,305	–	–	–	–	–	–	–	–	1,305
Corporate debt instruments	–	–	10	–	–	–	–	–	–	10
Government securities	237	–	–	43	–	–	–	11	1	292
3rd party financial derivatives	–	48	32	106	–	–	–	–	–	186

Total	2,335	1,433	1,401	1,616	102	–	27	74	11	6,999

The credit ratings in the above tables are as assigned by Moody’s and Standard and Poor’s respectively. Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency data is the only source available, the ratings are converted to global ratings equivalent to those of Moody’s Investor Services or Standard and Poor’s using published conversion tables.
GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures
continued
Our centrally managed cash reserves amounted to £3.0 billion at 31st December 2010, all available within 3 months. This excludes £0.9 billion centrally managed cash held by ViiV Healthcare, an 85% owned subsidiary. The Group may invest centrally managed liquid assets in bank deposits, AAA/Aaa rated US Treasuries and US Treasury repo only money market funds and short term corporate debt instruments with a minimum short-term credit rating of A-1/P1.
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
Wholesale and retail credit risk
In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 85% of the Group’s US pharmaceutical sales. At 31st December 2010, the Group had trade receivables due from these three wholesalers totalling £890 million (2009 – £867 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.
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
Fair value of financial assets and liabilities
The table on page 165 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31st December 2010 and 31st December 2009.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following methods and assumptions were used to estimate the fair values:
•	Cash and cash equivalents – approximates to the carrying amount

•	Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•	Other investments – investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments

•	Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts – based on market data and exchange rates at the balance sheet date

•	Currency swaps – based on market data at the balance sheet date

•	Interest rate swaps – based on the net present value of discounted cash flows

•	Receivables and payables – approximates to the carrying amount

•	Company-owned life insurance policies – based on cash surrender value

•	Lease obligations – approximates to the carrying amount.
Fair value of investments in GSK shares
At 31st December 2010, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £845 million (2009 – £1,138 million) with a fair value of £1,308 million (2009 – £1,554 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31st December 2010, GSK held Treasury shares at a cost of £6,286 million (2009 – £6,286 million) which has been deducted from retained earnings.
Committed facilities
The Group has committed facilities of $3.9 billion (£2.5 billion)
(2009 – $3.9 billion (£2.4 billion)) of 364 days duration, renewable annually. At 31st December 2010 these were undrawn.

GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures continued

	2010		2009
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash and cash equivalents	6,057	6,057	6,545	6,545

Available-for-sale investments:
Liquid investments:
– Government bonds	172	172	254	254
– other	12	12	14	14

Total liquid investments	184	184	268	268
Other investments	711	711	454	454

Loans and receivables:
Trade and other receivables and certain Other non-current assets in scope of IAS 39	5,667	5,667	6,271	6,271

Financial assets at fair value through profit or loss:
Other non-current assets	187	187	153	153

Held-for-trading financial assets:
Derivatives designated as accounting hedges	97	97	104	104
Other derivatives	93	93	93	93

Total financial assets	12,996	12,996	13,888	13,888

Financial liabilities measured at amortised cost:
Borrowings:
– bonds in a designated hedging relationship	(6,029)	(6,401)	(6,139)	(6,499)
– other bonds	(8,708)	(9,653)	(9,178)	(9,864)
– commercial paper	–	–	(621)	(621)
– bank loans and overdrafts	(260)	(260)	(182)	(182)
– other loans and private financing	–	–	(7)	(7)
– obligations under finance leases	(103)	(103)	(130)	(130)

Total borrowings	(15,100)	(16,417)	(16,257)	(17,303)
Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39	(6,590)	(6,590)	(6,051)	(6,051)

Held-for-trading financial liabilities:
Derivatives designated as accounting hedges	(23)	(23)	(55)	(55)
Other derivatives	(170)	(170)	(113)	(113)

Total financial liabilities	(21,883)	(23,200)	(22,476)	(23,522)

Net financial assets and financial liabilities	(8,887)	(10,204)	(8,588)	(9,634)

GSK Annual Report 2010

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

At 31st December 2010	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	159	25	–	184
Other investments	491	–	220	711
Financial assets at fair value through profit or loss:
Other non-current assets	–	187	–	187
Held–for–trading financial assets:
Derivatives designated as accounting hedges	–	97	–	97
Other derivatives	–	92	1	93

	650	401	221	1,272

Financial liabilities at fair value
Held–for–trading financial liabilities:
Derivatives designated as accounting hedges	–	(23)	–	(23)
Other derivatives	–	(169)	(1)	(170)

	–	(192)	(1)	(193)

At 31st December 2009	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	249	19	–	268
Other investments	245	–	209	454
Financial assets at fair value through profit or loss:
Other non-current assets	–	153	–	153
Held–for–trading financial assets:
Derivatives designated as accounting hedges	–	104	–	104
Other derivatives	–	93	–	93

	494	369	209	1,072

Financial liabilities at fair value
Held–for–trading financial liabilities:
Derivatives designated as accounting hedges	–	(55)	–	(55)
Other derivatives	–	(113)	–	(113)

	–	(168)	–	(168)

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2010	2009
	£m	£m

At 1st January	209	159
Losses recognised in the income statement	(13)	(11)
(Losses)/gains recognised in other comprehensive income	(1)	1
Additions	51	81
Disposals	(3)	(4)
Transfers from Level 3	(26)	–
Exchange	3	(17)

At 31st December	220	209

Net losses of £13 million (2009 – £11 million) attributable to Level 3 financial instruments held at the end of the year were reported in other operating income. Transfers out of Level 3 of £26 million (2009 – £ nil) relate to equity investments which were listed on stock exchanges during the year. A reasonably possible change in assumptions is unlikely to result in a material change in the fair value of the Level 3 instruments.
GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures continued
Trade and other receivables and Other non-current assets in scope of IAS 39
The following table reconciles financial assets within Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Financial instruments within Other non-current assets include company-owned life insurance policies. Other assets include tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39.

	2010	2009
	£m	£m

Trade and other receivables (Note 24)	5,793	6,492
Other non-current assets (Note 22)	556	583

	6,349	7,075

Analysed as:
Financial assets in scope of IAS 39	5,854	6,424
Other assets	495	651

	6,349	7,075

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been made:

	2010	2009
	£m	£m

Past due by 1–30 days	134	262
Past due by 31–90 days	138	105
Past due by 91–180 days	61	60
Past due by 181–365 days	66	54
Past due by more than 365 days	67	78

	466	559

Amounts past due by greater than 90 days total £194 million (2009 – £192 million). Of this balance £127 million (2009 – £132 million) relates to receivables due from state hospital authorities in certain European countries. Given the profile of our customers, including large wholesalers and government backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.
Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39
The following table reconciles financial liabilities within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Other liabilities include payments on account, tax and social security payables and provisions which do not constitute contractual obligations to deliver cash or another financial asset, which are outside the scope of IAS 39.

	2010	2009
	£m	£m

Trade and other payables (Note 27)	(6,888)	(6,772)
Other provisions (Note 29)	(5,284)	(3,241)
Other non-current liabilities (Note 30)	(594)	(605)

	(12,766)	(10,618)

Analysed as:
Financial liabilities in scope of IAS 39	(6,590)	(6,051)
Other liabilities	(6,176)	(4,567)

	(12,766)	(10,618)

GSK Annual Report 2010

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

	2010			2009
		Effect of			Effect of
		interest			interest
	Debt	rate swaps	Total	Debt	rate swaps	Total
	£m	£m	£m	£m	£m	£m

Floating and fixed rate debt less than one year	(259)	(1,049)	(1,308)	(1,431)	(990)	(2,421)
Between one and two years	(2,559)	–	(2,559)	–	–	–
Between two and three years	(1,599)	–	(1,599)	(2,647)	–	(2,647)
Between three and four years	(1,049)	1,049	–	(1,548)	–	(1,548)
Between four and five years	(1,358)	–	(1,358)	(990)	990	–
Between five and ten years	(2,819)	–	(2,819)	(4,205)	–	(4,205)
Greater than ten years	(5,354)	–	(5,354)	(5,306)	–	(5,306)

Total	(14,997)	–	(14,997)	(16,127)	–	(16,127)

Original issuance profile:
Fixed rate interest	(14,757)	1,049	(13,708)	(14,696)	990	(13,706)
Floating rate interest	(239)	(1,049)	(1,288)	(1,430)	(990)	(2,420)

Total interest bearing	(14,996)	–	(14,996)	(16,126)	–	(16,126)
Non-interest bearing	(1)	–	(1)	(1)	–	(1)

	(14,997)	–	(14,997)	(16,127)	–	(16,127)

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
Foreign exchange sensitivity
The tables below show the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments excluding obligations under finance leases and certain non-derivative financial instruments not in net debt and which do not present a material exposure. These three currencies are the major foreign currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies over the last three years and has concluded that a 20% movement in rates is a reasonable benchmark. In the table below, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Inter-company loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

	2010		2009
	Increase	Reduction	Increase	Reduction
Non-functional currency foreign exchange exposure	in income	in equity	in income	in equity
	£m	£m	£m	£m

20% appreciation of the US dollar	386	–	214	755
20% appreciation of the Euro	35	1,697	72	1,779
20% appreciation of the Yen	–	–	5	45

A 20% depreciation of the stated currencies would have an equal and opposite effect.
The movements in the income statement relate primarily to hedging instruments for US legal provisions, and to trade payables and trade receivables. Whilst the hedging instruments provide economic hedges, the related provisions are not financial instruments and therefore are not included in the table above. The combined sensitivity of these hedging instruments and the provisions would be insignificant if the provisions were included.
The movements in equity relate to foreign exchange positions used to hedge Group assets denominated in Euro. The US dollar and Yen positions were closed out in 2010. Therefore, a depreciation on the currency swap would give rise to a corresponding appreciation on the Group asset. Foreign exchange sensitivity on Group assets other than financial instruments is not included above.
GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures continued
The table below presents the Group’s sensitivity to foreign exchange rates based on the composition of net debt adjusting for the effects of foreign exchange derivatives, which are not part of net debt but affect future currency foreign cash flows. These derivatives relate primarily to foreign exchange contracts used to hedge the Group’s currency net assets and US legal provisions.

	2010	2009
	Increase/(decrease)	Increase/(decrease)
Impact of foreign exchange movements on net debt	in net debt	in net debt
	£m	£m

20% appreciation of the US dollar	851	523
20% appreciation of the Euro	606	686
20% appreciation of the Yen	(13)	89

A 20% depreciation of the stated currencies would have an equal and opposite effect.
Interest rate sensitivity
The table below shows the Group’s sensitivity to interest rates on its floating rate Sterling, US dollar and Euro financial instruments, being the currencies in which GSK has historically issued debt and held investments. GSK has considered movements in these interest rates over the last three years and has concluded that a 2% (200 basis points) increase is a reasonable benchmark. Debt with a maturity of less than one year is floating rate for this calculation. A 2% (200 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2010	2009
	Increase/(decrease)	Increase/(decrease)
	in income	in income
	£m	£m

2% (200 basis points) increase in Sterling interest rates	29	(2)
2% (200 basis points) increase in US dollar interest rates	(18)	38
2% (200 basis points) increase in Euro interest rates	37	18

These interest rates could not be decreased by 2% as they are currently less than 1.0%. The maximum increase/(decrease) in income would therefore be limited to (£8 million), £2 million and (£11 million) for Sterling, US Dollar and Euro interest rates respectively (2009 – £1 million, (£4 million) and (£2 million)). Interest rate movements on foreign currency derivatives and other financial instruments not in net debt do not present a material exposure to the Group’s balance sheet based on a 2% increase or decrease in these interest rates.
Contractual cash flows for non-derivative financial liabilities and derivative instruments
The following is an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. The impact of interest rate swaps has been excluded. For the purpose of this table, debt is defined as all classes of borrowings except for obligations under finance leases. Interest is calculated based on debt held at 31st December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31st December.

				Finance charge	Trade payables and
			Obligations	on obligations	other
		Interest on	under finance	under finance	liabilities not
At 31st December 2010	Debt	debt	leases	leases	in net debt	Total
	£m	£m	£m	£m	£m	£m

Due in less than one year	(259)	(755)	(32)	(5)	(6,280)	(7,331)
Between one and two years	(2,564)	(756)	(27)	(5)	(178)	(3,530)
Between two and three years	(1,603)	(638)	(18)	(3)	(35)	(2,297)
Between three and four years	(962)	(559)	(11)	(2)	(57)	(1,591)
Between four and five years	(1,368)	(538)	(7)	(1)	(7)	(1,921)
Between five and ten years	(2,831)	(2,053)	(8)	–	(21)	(4,913)
Greater than ten years	(5,425)	(5,013)	–	–	(12)	(10,450)

Gross contractual cash flows	(15,012)	(10,312)	(103)	(16)	(6,590)	(32,033)

				Finance charge	Trade payables and
			Obligations	on obligations	other
		Interest on	under finance	under finance	liabilities not
At 31st December 2009	Debt	debt	leases	leases	in net debt	Total
	£m	£m	£m	£m	£m	£m

Due in less than one year	(1,431)	(757)	(40)	(4)	(5,828)	(8,060)
Between one and two years	–	(753)	(32)	(6)	(161)	(952)
Between two and three years	(2,655)	(754)	(24)	(2)	(28)	(3,463)
Between three and four years	(1,553)	(594)	(14)	(2)	(14)	(2,177)
Between four and five years	(932)	(536)	(5)	(1)	(5)	(1,479)
Between five and ten years	(4,230)	(2,088)	(15)	(1)	(15)	(6,349)
Greater than ten years	(5,382)	(5,251)	–	–	–	(10,633)

Gross contractual cash flows	(16,183)	(10,733)	(130)	(16)	(6,051)	(33,113)

GSK Annual Report 2010

Notes to the financial statements
41 Financial instruments and related disclosures continued
The following table provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31st December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table, though, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	2010		2009
	Receivables	Payables	Receivables	Payables
	£m	£m	£m	£m

Less than one year	13,555	(13,511)	21,341	(21,318)
Between one and two years	288	(365)	72	(51)
Between two and three years	31	(10)	285	(321)
Between three and four years	14	(7)	21	(19)
Between four and five years	–	–	10	(11)
Greater than five years	–	–	–	–

Gross contractual cash flows	13,888	(13,893)	21,729	(21,720)

Derivative financial instruments and hedging programmes
The following table sets out the fair values of derivatives held by GSK.

	2010		2009
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Fair value hedges – Interest rate swaps (principal amount – £962 million (2009 – £932 million))	97	–	68	–

Net investment hedges – Foreign exchange contracts (principal amount – £3,506 million (2009 – £7,756 million))	–	(23)	36	(55)

Derivatives designated as accounting hedges	97	(23)	104	(55)

Foreign exchange contracts (principal amount – £6,474 million (2009 – £8,568 million))	88	(160)	89	(108)
Embedded and other derivatives	5	(10)	4	(5)

Derivatives not designated as accounting hedges	93	(170)	93	(113)

Total derivative instruments	190	(193)	197	(168)

Analysed as:
Current	93	(188)	129	(168)
Non-current	97	(5)	68	–

Total	190	(193)	197	(168)

Derivative financial instruments
The principal amount on foreign exchange contracts is the net total of outstanding positions at the balance sheet date. The majority of contracts are for periods of 12 months or less. At 31st December 2010, the Group held outstanding foreign exchange contracts consisting primarily of currency swaps with a total credit fair value of £72 million (2009 – £19 million credit) which represent hedges of inter-company loans and deposits, but are not designated as accounting hedges. Changes in fair value are taken to the income statement in the period to offset the exchange gains and losses on the related inter-company lending and borrowing.
Cash flow hedges
The Group entered into a number of foreign exchange forward contracts and designated them as a cash flow hedge of the exchange arising on the US dollar purchase consideration of a highly probable business acquisition. The acquisition occurred in October 2010 and the cash flow hedge matured at that date. The amount recognised in other comprehensive income in 2010 was removed upon maturity of the hedge and included in the initial carrying value of goodwill and intangibles recorded on the acquisition of the entity.
The Group has also entered into a number of foreign exchange forward contracts and designated them as cash flow hedges of the exchange exposure arising on the GBP equivalent interest cost on Euro loans issued and settled in July and December 2010.
The net fair value movements on cash flow hedges are disclosed in the consolidated statement of comprehensive income. No ineffectiveness was recorded on cash flow hedges during 2010.
GSK Annual Report 2010

Notes to the financial statements
Fair value hedges
The Group has designated a series of interest rate swaps as a fair value hedge. The risk being hedged is the variability of the fair value of the bond arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance costs’.
Net investment hedges
During the year, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its US Dollar, Euro and Yen foreign operations. At 31st December 2010, the Group held such net investment hedges only in respect of its Euro foreign operations. In addition, Euro loan capital of €5.85 billion issued in previous years is designated as a net investment hedge in respect of the foreign currency translation risk principally arising on consolidation of the Group’s net investment in its Euro operations. Net investment hedge ineffectiveness is disclosed in Note 11, ‘Finance income’.
42 Employee share schemes
The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes. In addition, GSK operates the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets and the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to certain employees as the cost of the scheme more readily equates to the potential gain to be made by the employee and from 2010 onwards, no further grants will be made under the savings-related share option schemes.
Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of restricted shares and share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years’ saving. Grants under share option schemes and awards under the Performance Share Plan are normally granted to employees to acquire shares or ADS in GSK plc but in some circumstances will be settled in cash.
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
Option pricing
For the purposes of valuing options and awards to arrive at the share based payment charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2008, 2009 and 2010 are as follows:

	2010	2009	2008

Risk-free interest rate	0.8% – 1.9%	1.4% – 2.9%	1.3% – 4.8%
Dividend yield	5.3%	5.2%	4.8%
Volatility	26% – 29%	23% – 29%	19% – 24%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option and share award schemes	3-4 years	3-4 years	3 years
Weighted average share price for grants in the year:
Ordinary Shares	£12.04	£11.72	£11.59
ADS	$37.29	$33.73	$45.02

Volatility is determined based on the three and five year share price history where appropriate. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.
GSK Annual Report 2010

Notes to the financial statements
42 Employee share schemes continued

Options outstanding	Share option				Share option				Savings-related
	schemes – shares				schemes – ADS				share option schemes
			Weighted	Weighted			Weighted	Weighted			Weighted	Weighted
	Number		exercise	fair	Number		exercise	fair	Number		exercise	fair
	000		price	value	000		price	value	000		price	value

At 1st January 2008	149,041		£15.38		77,274		$49.91		8,538		£11.02
Options granted	11,314		£11.50	£1.32	7,690		$44.89	$3.84	5,570		£9.51	£2.56
Options exercised	(2,198)		£11.84		(1,989)		$42.18		(453)		£10.26
Options lapsed	(21,602)		£16.52		(7,497)		$53.13		(2,401)		£10.67

At 31st December 2008	136,555		£14.93		75,478		$49.29		11,254		£10.38
Options granted	11,393		£11.76	£1.16	7,741		$33.68	$3.41	1,648		£9.72	£2.22
Options exercised	(2,660)		£11.80		(353)		$37.03		(1,460)		£11.34
Options lapsed	(21,269)		£17.18		(9,447)		$55.64		(3,377)		£11.09

At 31st December 2009	124,019		£14.32		73,419		$46.88		8,065		£9.77
Options granted	11,257		£12.04	£1.19	7,384		$37.29	$3.95	–		–	–
Options exercised	(3,625)		£11.86		(916)		$36.59		(1,310)		£10.45
Options lapsed	(21,551)		£15.10		(7,776)		$49.62		(800)		£10.02

At 31st December 2010	110,100		£14.02		72,111		$45.73		5,955		£9.59

Range of exercise prices	£10.76	–	£19.40		$33.42	–	$58.00		£9.51	–	£10.50

Weighted average market price on exercise			£12.39				$38.71				£12.46

Weighted average remaining contractual life	4.19 years				4.39 years					1.52 years

Options outstanding at 31st December 2010	Share option			Share option			Savings-related
	schemes – shares			schemes – ADS			share option schemes
		Weighted	Latest		Weighted	Latest		Weighted	Latest
	Number	exercise	exercise	Number	exercise	exercise	Number	Exercise	exercise
Year of grant	000	price	date	000	price	date	000	price	date

2001	29,047	£18.13	29.11.11	18,244	$51.85	28.11.11	–	–	–
2002	11,414	£11.98	03.12.12	4,727	$37.68	03.12.12	–	–	–
2003	16,256	£12.67	16.12.13	9,186	$43.54	16.12.13	–	–	–
2004	5,074	£11.23	03.12.14	5,516	$43.17	02.12.14	–	–	–
2005	155	£13.07	02.11.15	374	$47.31	02.11.15	–	–	–
2006	6,979	£14.69	28.11.16	5,427	$51.32	28.07.16	–	–	–
2007	9,041	£14.81	25.07.17	7,061	$57.54	25.07.17	175	£10.50	25.04.11
2008	10,306	£11.50	27.07.18	7,196	$44.90	05.11.18	4,351	£9.51	23.04.12
2009	10,827	£11.76	22.07.19	7,228	$33.68	22.07.19	1,429	£9.72	22.04.13
2010	11,001	£12.04	21.07.20	7,152	$37.29	21.07.20	–	–	–

Total	110,100	£14.02		72,111	$45.73		5,995	£9.59

Options normally become exercisable from three years from the date of grant but may, under certain circumstances, vest earlier as set out within the various scheme rules.
There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable		Share option			Share option			Savings-related
		schemes – shares			schemes – ADS			share option schemes
			Weighted			Weighted			Weighted
		Number	exercise		Number	exercise		Number	exercise
		000	price		000	price		000	price

At 31st December 2008		109,207	£15.29		55,384	$48.57		3,248	£11.45

At 31st December 2009		94,967	£14.86		53,493	$47.63		254	£11.40

At 31st December 2010		81,362	£14.80		53,831	$48.26		175	£10.50

GSK Annual Report 2010

Notes to the financial statements
42 Employee share schemes continued
GlaxoSmithKline share award schemes
Performance Share Plan
The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. Awards granted to Directors and members of the CET prior to 2009 are subject to a single performance condition which compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period. For awards granted in 2009 and 2010 to Directors and members of the CET, 40% of the award is based on the achievement of adjusted free cash flow targets over a three year measurement period. The remaining 60% of the award is based on relative TSR performance against a comparator group as described on pages 85 and 87. Half of the TSR element of each award is measured over three years and half over four years.
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

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2008	5,731		4,327
Awards granted	2,834	£7.77	1,467	$27.99
Awards exercised	(1,519)		(1,516)
Awards cancelled	(511)		(420)

At 31st December 2008	6,535		3,858
Awards granted	3,365	£8.80	1,392	$29.45
Awards exercised	(1,270)		(21)
Awards cancelled	(1,024)		(1,497)

At 31st December 2009	7,606		3,732
Awards granted	3,812	£9.13	1,624	$29.91
Awards exercised	(440)		(386)
Awards cancelled	(2,085)		(1,357)

At 31st December 2010	8,893		3,613

Share Value Plan
The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2008	9,634		8,283
Awards granted	5,572	£9.85	4,640	$36.46
Awards exercised	(926)		(931)
Awards cancelled	(592)		(630)

At 31st December 2008	13,688		11,362
Awards granted	5,572	£9.86	4,291	$30.53
Awards exercised	(4,345)		(3,783)
Awards cancelled	(680)		(561)

At 31st December 2009	14,235		11,309
Awards granted	5,844	£10.04	4,355	$31.30
Awards exercised	(4,993)		(3,939)
Awards cancelled	(834)		(747)

At 31st December 2010	14,252		10,978

GSK Annual Report 2010

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

Number of shares and ADS issuable	Shares	Weighted	ADS	Weighted
	Number (000)	fair value	Number (000)	fair value

At 1st January 2008	224		96
Awards granted	334	£11.70	70	$43.80
Awards exercised	(20)		(20)
Awards cancelled	–		(27)

At 31st December 2008	538		119
Awards granted	46	£12.04	132	$31.94
Awards exercised	(15)		(32)
Awards cancelled	(20)		(10)

At 31st December 2009	549		209
Awards granted	290	£12.20	96	$36.85
Awards exercised	(72)		(9)
Awards cancelled	(23)		(16)

At 31st December 2010	744		280

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

Shares held for share award schemes	2010	2009

Number of shares (‘000)	51,125	57,197

	£m	£m

Nominal value	13	14
Carrying value	208	217
Market value	634	755

Shares held for share option schemes	2010	2009

Number of shares (‘000)	54,347	60,538

	£m	£m

Nominal value	14	15
Carrying value	637	921
Market value	674	799

Notes to the financial statements

43 Principal Group companies
The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2010. Details are given of the principal country of operation, the location of the headquarters, the business sector and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary	Sector	Activity	%

England	Brentford	+GlaxoSmithKline Holdings Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Holdings (One) Limited	Ph,CH	h
	Brentford	+GlaxoSmithKline Services Unlimited	Ph,CH	s
	Brentford	+GlaxoSmithKline Mercury Limited	Ph	h
	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph,CH	f
	Brentford	SmithKline Beecham Limited	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Brentford	Glaxo Group Limited	Ph	h
	Brentford	Glaxo Operations UK Limited	Ph	p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	Glaxochem Pte Ltd (i)	Ph	h
	Brentford	Setfirst Limited	Ph,CH	h
	Brentford	The Wellcome Foundation Limited	Ph	p
	Cambridge	Domantis Limited	Ph	d r
	Brentford	ViiV Healthcare Limited	Ph	h	85
	Brentford	ViiV Healthcare UK Limited	Ph	m s	85
	Brentford	ViiV Healthcare Trading Services Limited	Ph	e f	85

Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Genval	GlaxoSmithKline S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Denmark	Orestadt	GlaxoSmithKline Consumer Healthcare A/S	CH	m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	p
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m
	Marly le Roi	ViiV Healthcare S.A.S.	Ph	m	85
	St. Amand Les Eaux	GlaxoSmithKline Biologicals S.A.S.	Ph	p

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m s

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m

Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	m
	Verona	GlaxoSmithKline Manufacturing S.p.A.	Ph	p

GSK Annual Report 2010

Notes to the financial statements

43 Principal Group companies continued

Europe	Location	Subsidiary	Sector	Activity	%

Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.R.L	Ph,CH	f h

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare B.V.	CH	m

Norway	Oslo	GlaxoSmithKline AS	Ph	m

Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	p
	Poznan	GSK Services Sp.z o.o.	Ph	m
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z o.o.	CH	m e

Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	d p r
Ireland	Cork	GlaxoSmithKline Trading Services Limited (ii)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited	Ph	m
	Dungarvan	Stafford Miller (Ireland) Limited (ii)	CH	p
	Dungarvan	GlaxoSmithKline Dungarvan Limited (ii)	CH	p

Romania	Brasov	Europharm Holding S.A.	Ph,CH	s
	Bucharest	GlaxoSmithKline (GSK) S.R.L.	Ph	m r s

Russian	Moscow	GlaxoSmithKline Trading ZAO	Ph	m
Federation	Moscow	GlaxoSmithKline Healthcare ZAO	CH	m

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m
	Aranda de Duero	Glaxo Wellcome, S.A.	Ph	p

Sweden	Solna	GlaxoSmithKline AB	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Research Triangle Park	Stiefel Laboratories, Inc.	Ph	h m p
	Marietta	Corixa Corporation	Ph	m p
	Philadelphia	GlaxoSmithKline LLC	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Wilmington	GlaxoSmithKline Capital Inc.	Ph	f
	Cambridge	Sirtris Pharmaceuticals Inc.	Ph	r
	Research Triangle Park	ViiV Healthcare Company	Ph	m	85

Americas

Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Mississauga	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation	Ph	h
	Quebec City	ID Biomedical Corporation of Quebec	Ph	d m p r

Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Puerto Rico	Guaynabo	GlaxoSmithKline Puerto Rico Inc.	Ph	m

Asia Pacific

Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r

China	Beijing	GlaxoSmithKline (China) Investment Co. Ltd	Ph,CH	d h m s
	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Shanghai	GlaxoSmithKline Biologicals (Shanghai) Ltd	Ph	m p
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	CH	d m p r	55

GSK Annual Report 2010

Notes to the financial statements

43 Principal Group companies continued

Asia Pacific	Location	Subsidiary	Sector	Activity	%

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	Nabha	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	d e m p r	43

Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
	Selangor	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m

New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	m p e	82

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	d h p r
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	m

South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph,CH	m

Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

Japan

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	d e m p r
	Buenos Aires	Laboratorios Phoenix Sociedad Anonima Industrial Comercial y Financiera	Ph	d e m p

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Limitada	Ph,CH	e m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Venezuela	Caracas	GlaxoSmithKline Venezuela, C.A.	Ph,CH	m

Middle East & Africa

Egypt	Cairo	GlaxoSmithKline S.A.E	Ph	m p	91

South Africa	Johannesburg	GlaxoSmithKline South Africa (Pty) Limited	Ph,CH	e m p

Turkey	Istanbul	GlaxoSmithKline llaclari Sanayi ve Ticaret A.S.	Ph,CH	m

USA	Location	Associate	Sector	Activity	%

USA	Madison	Quest Diagnostics Incorporated (iv)	Clinical testing		18

Middle East & Africa

South Africa	Johannesburg	Aspen Pharmacare Holdings Limited (iv)	Ph,CH	m p r	19

(i)	Incorporated in Singapore.

(ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).

(iii)	Consolidated as a subsidiary undertaking in accordance with Section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(iv)	Equity accounted on the grounds of significant influence. Subsequent to the year-end GSK sold its entire shareholding in Quest Diagnostics Inc. See Note 20 for further details.

+	Directly held wholly owned subsidiary of GlaxoSmithKline plc.
Key

Business sector:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service
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
GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included but no provision would be made. Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases an incurred but not reported (IBNR) estimate using actuarial techniques as appropriate is used to determine and estimate the Group’s exposure, as described in Note 29, ‘Other provisions’. At 31st December 2010, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £4.0 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into. The most significant of these matters are described below.
Intellectual property
Advair/Seretide
A number of companies have challenged the Group’s patents covering Advair/Seretide in certain European jurisdictions, including in the UK, Belgium, France, Germany, Ireland and the Netherlands. As reported previously, the Group’s Seretide combination patent covering the product in the UK was revoked in 2004. On 23rd February 2010, in actions brought by Mylan, Hexal, Neolab and Ivax, the Federal Court in Munich revoked the Group’s German Seretide combination patent for lack of inventive step. The Group has appealed this decision. In the Netherlands, in an action brought by Sandoz and Hexal, the District Court of The Hague on 26th January 2011 revoked the Supplementary Protection Certificate (SPC) which extends protection for the product until September 2013. The Group is determining whether to appeal this decision.
A revocation action against the basic patent covering the Seretide combination in Ireland was filed in the High Court in Dublin on behalf of Ivax in July 2008. The High Court handed down a decision on 26th June 2009 finding the patent invalid for obviousness. The Group filed an appeal of this decision in October 2009. No trial date has been set for the appeal.
An action for revocation of the French Seretide combination patent was filed by Sandoz with the Tribunal de Grande Instance of Paris. Trial has been scheduled for June 2011. The basic patent covering the combination product in Seretide expired in September 2010 but is subject to a SPC which extends protection until September 2013.
In January 2011, Sandoz initiated a revocation action against the Group’s Belgian Seretide patent.
To date, no generic Seretide product has been approved in any major European market despite the revocation of certain Group patents covering Seretide in some countries.
argatroban
In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the United States District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering argatroban. Pursuant to a license from Mitsubishi, Encysive developed argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the US FDA. Encysive licensed the US marketing rights for argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr (now Teva Pharmaceuticals, Inc.) filed an Abbreviated New Drug Application (ANDA) with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. On 17th June 2010, the Group and its partners prevailed against Teva, with the trial judge ruling that Mitsubishi’s patent covering the formulation for injectable argatroban was infringed and not invalid. As a result of the Court’s decision, Teva is precluded from launching its generic product until 20th June 2014, the expiration date of the patent. Teva appealed the decision to the Court of Appeals for the Federal Circuit.
Arzerra
In October 2009, the Group filed an action in the United States District Court for the Southern District of Florida for a declaration that US Patent No. 6,331,415 (the so-called ‘Cabilly II’ patent), which is owned jointly by Genentech, Inc. and City of Hope, is invalid, unenforceable, or not infringed by the Group’s product Arzerra (ofatumumab). Arzerra was approved by the FDA for chronic lymphocytic leukaemia (an orphan indication) in October 2009. In February 2010, the Group voluntarily dismissed the case and filed a new case in the United States District Court for the Northern District of California where the suit is currently pending.
On 23rd March 2010, Genentech and Biogen Idec filed suit against the Group in the United States District Court for the Southern District of California alleging that the Group’s sale of Arzerra induces and contributes to infringement of US Patent No. 7,682,612. That patent claims the treatment of chronic lymphatic leukemia with an anti-CD-20 monoclonal antibody. The case is in its early stages.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Avodart
In January 2008, the Group received notice that Barr Laboratories filed an ANDA with the FDA with an allegation of invalidity of the three patents listed in the Orange Book which cover the active ingredient in Avodart and its use to treat benign prostatic hyperplasia. Two of these patents expire in 2013, and one expires in 2015. In February 2008, the Group filed an action in the United States District Court for the District of Delaware against Barr for infringement of these patents. In March 2010, the Group and Barr (now Teva Pharmaceuticals, Inc.) reached a settlement of the litigation. On 12th May 2010, the district court dismissed the case. Pursuant to the settlement, Teva will obtain a license to enter the US market with a generic dutasteride product in the fourth quarter of 2015 or earlier under certain circumstances.
In November 2010, Banner Pharmacaps, Inc. sent the Group notice that it had filed an ANDA to market a generic version of Avodart. Banner’s notification contained a ‘Paragraph IV certification alleging that two Group patents expiring in 2013 and one patent expiring in 2015 were invalid or not infringed by Banner’s proposed generic dutasteride product. These patents are the same patents that were the subject of the Group’s settlement with Teva in March 2010. Since Teva was the first to file a complete ANDA with a Paragraph IV certification, it holds 180-day exclusivity as to all later filers. Banner cannot enter the market until the expiration or forfeiture of Teva’s 180 days of exclusivity. The Group sued Banner in the United States District Court for the District of Delaware in January 2011.
In December 2010, Anchen Pharmaceuticals, Inc. sent the Group notices that it had filed ANDAs with Paragraph IV certifications for Avodart and Jalyn, alleging that the Group patent expiring in 2015 that covers dutasteride was invalid or not infringed by their proposed products. Jalyn is a combination of dutasteride and tamsulosin and is covered by the same patents that cover Avodart. Anchen cannot launch its generic Jalyn product before the expiration of the non-challenged patents in September 2013. Anchen cannot launch its generic Avodart product until the later of September 2013 or expiration or forfeiture of Teva’s 180-day exclusivity. The Group sued Anchen in the United States District Court for the District of Delaware in January 2011.
Benlysta
In February 2010, the UK Court of Appeal upheld an earlier High Court decision revoking the Human Genome Sciences (HGS) UK Patent No. EP0939804. The claim for revocation was brought by Eli Lilly in 2006 on the patent which claims the cytokine BLyS and any antibody that binds to BLyS, such as Benlysta (belimumab). The Group has a licence to this patent from HGS but was not a party to these litigation proceedings. The equivalent European patent was upheld in October 2009 on a final appeal from the European Patent Office following an opposition proceeding filed by Eli Lilly. This UK decision does not affect the other European patents arising from this same European Patent. HGS appealed the UK decision. In July 2010, the UK Supreme Court decided that it would hear the appeal. A hearing date for the appeal has been set for 18th July 2011. This decision will not affect the Group’s or HGS’ ability to market and sell Benlysta.
Combivir
Patents listed in the Orange Book for Combivir include composition of matter (3TC/lamivudine), combination (lamivudine and AZT) and lamivudine crystal form patents that expire in 2010, 2012 and 2016, respectively. In September 2007, the Group received notice that Teva Pharmaceuticals, Inc. filed an ANDA with the FDA alleging that the combination patent is invalid.
In November 2007, the Group filed an action in the United States District Court for the District of Delaware against Teva Pharmaceuticals USA Inc. for infringement of the combination patent. In April 2010, the Group and Teva agreed to settle the suit filed by the Group. Under the terms of the settlement, Teva will obtain a license to enter the US market in the fourth quarter of 2011, or earlier under certain circumstances. In light of the settlement, the district court dismissed the case on 26th May 2010.
In July 2008, the Group received notice that Lupin Ltd. filed a certification with the FDA alleging that the combination patent is invalid or not infringed by its product. Lupin also filed a certification that the Group’s patent covering the crystal form of lamivudine is invalid or not infringed. In August 2008, the Group filed suit against Lupin in the United States District Court for the District of Delaware for infringement of its combination patent. In March 2009, the action against Lupin was stayed by mutual consent pending resolution of the case against Teva. On 26th May 2010, the Group’s case against Teva, the first ANDA filer, was settled and dismissed. Lupin may choose to reactivate its case against the Group under the terms of the stay. However, Lupin will not be able to obtain final approval for its product until the expiration or forfeiture of Teva’s 180-day exclusivity period.
Levitra
The Group participates in the marketing of Levitra pursuant to a co-promotion agreement with Bayer Healthcare. In July 2009, Bayer brought suit against Teva Pharmaceuticals in the United States District Court for the District of Delaware for infringement of its patent relating to Levitra. Teva had filed an ANDA with the FDA with a certification that the patent covering the active ingredient in Levitra, which expires in 2018, is invalid, unenforceable or not infringed. A stay against FDA approval was put into effect by the filing of the lawsuit until the earlier of a decision in the case adverse to Bayer or November 2011. In January 2011, the trial date in the matter was extended from 31st October 2011 to 27th February 2012, and Teva consented to an extension of the stay against FDA approval by an amount equal to the extension of the trial date. The Group is not a party to this suit.
Lovaza
In March 2009, the Group received notice that Teva Pharmaceuticals USA, Inc., Par Pharmaceutical, Inc., and Apotex Inc., had filed ANDAs with a certification that two patents covering Lovaza are invalid, unenforceable, or not infringed. The patents expire in 2013 and 2017. The Group is the licensee under these patents. Pronova Biopharma Norge AS, the owner of the patents, sued Teva, Par and Apotex in the United States District Court for the District of Delaware. FDA approval of the ANDAs will be stayed until the earlier of May 2012 or a decision favourable to one of the generics. Trial has been set by the court for 28th March 2011. The Group is not a party to these suits.
Three additional patents covering Lovaza were granted to Pronova between March and June 2010. Pronova sued Teva, Par and Apotex on these patents, and a separate trial has been scheduled for 3rd January 2012. No additional 30-month stay attached to a suit under these patents.

GSK Annual Report 2010

Notes to the financial statements
44 Legal proceedings continued
Malarone
In August 2009, the Group filed suit in the United States District Court for the District of Delaware against Glenmark Generics Inc. USA for infringement of its patents related to Malarone. The Group had received notification that Glenmark had filed an ANDA for Malarone, with certification alleging that the Group’s patents were invalid, unenforceable, or not infringed. These patents, which expire in 2014, cover the combination of atovaquone and proguanil hydrochloride and its use for preventing malaria. The Group settled the case in April 2010. Under the terms of the settlement agreement, Glenmark has received a royalty-bearing licence to enter the market with its product in the third quarter of 2011 or earlier in certain circumstances. The case was dismissed 24th May 2010.
Paxil/Seroxat
Following a court-ordered mediation in the second quarter of 2010, the Group resolved all claims by and against Apotex in the Paxil/Seroxat patent infringement and anti-trust litigation venued in the US District Court for the Eastern District of Pennsylvania, as well as litigation brought by Apotex against the Group in Canada. The litigation has been dismissed with respect to all parties.
Treximet
In October 2008, the Group received a letter from Par Pharmaceuticals that the FDA had accepted its ANDA for Treximet, which included a certification that patents owned by Pozen, Inc. relating to Treximet were invalid, unenforceable or not infringed. Pozen’s patents are licensed to the Group. In November 2008, Pozen filed suit against Par under three of its patents in the District Court for the Eastern District of Texas. In November 2008, the Group received a letter from Alphapharm and its designated agent, Mylan Pharmaceuticals, that the FDA had accepted its ANDA for Treximet, which also included a certification that Pozen’s patents relating to Treximet were invalid, unenforceable or not infringed. Pozen filed suit against Alphapharm and Mylan in January 2009 for infringement of its patents in the District Court for the Eastern District of Texas. In 2009, Pozen also sued Teva Pharmaceuticals USA, Inc. and Dr. Reddy’s under the same patents in the same court. A trial was held in October 2010, and the parties are awaiting a decision. Treximet has data exclusivity that precludes approval of a generic product until April 2011. The Group is not a party to any of the lawsuits brought by Pozen.
Vesicare
The Group markets Vesicare in the USA under license from Astellas Pharma Inc. In September 2009, Astellas filed suit against Teva Pharmaceuticals USA, Inc. in the Federal District Court for the Southern District of New York for infringement of its patent covering the active ingredient in Vesicare. Astellas had received notice that Teva had filed an ANDA with a certification that the basic patent, which expires in 2018, was invalid or unenforceable. The parties settled, and the case was dismissed 28th June 2010. Under the terms of the settlement, Teva will be able to enter the market in October 2018.
On 15th February 2011, Astellas and the Group announced that the Group will cease promoting Vesicare in the USA by January 2012.

Product liability
Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical and consumer healthcare products. The most significant of those matters are described below.
Avandia
The Group has been named in product liability lawsuits on behalf of individuals asserting personal injury claims arising out of the use of Avandia. The federal cases are part of a multi-district litigation proceeding pending in the United States District Court for the Eastern District of Pennsylvania. Cases have also been filed in a number of state courts. Cases filed in state court in Philadelphia have been coordinated in the Mass Tort Program; cases in state court in California have been coordinated in Los Angeles. Additionally, there are 14 purported class actions seeking economic damages on behalf of third party payers and consumers asserting claims arising under various state and federal laws, including The Racketeer Influenced and Corrupt Organizations Act (RICO), state unfair trade practices and/or consumer protection laws.
On 23rd September 2010, the FDA took action on rosiglitazone, keeping all rosiglitazone products on the market, but requiring additional labeling and restrictions on use to ensure that the benefits of Avandia continue to outweigh its risks, including a Risk Evaluation and Mitigation Strategy (REMS) program to ensure the safe use of the medicine. In the EU, the EMA announced on 23 September 2010 that it had determined to suspend the marketing authorisation for rosigilitazone (including all Avandia products). Regulatory agencies in other countries are reviewing or have taken regulatory action. The Group is working to implement the decisions of the FDA, EMA and other regulatory agencies. On 7th February 2011, the FDA announced a change in the labeling for Avandia to restrict use to those patients already taking a rosiglitazone-containing medicine, to new patients who are unable to achieve adequate glycemic control with other diabetes medications, and to those patients who have decided not to take pioglitazone or pioglitazone-containing medicines.
The Group has continued to receive a significant number of new product liability cases regarding Avandia in the USA, in part as a result of the regulatory action taken by FDA and in part based on other negative publicity concerning the product, and adjusted its provision for potential settlements accordingly, which provision includes an estimate of future claims. With respect to such product liability cases in the USA, the Group has reached agreements to settle the majority of claims pending as of February, 2011
One purported class action on Avandia has been filed in Israel, and briefing of whether to certify the class action is underway. Eleven class actions are pending in Canada, and are at an early stage.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Paxil and Paxil CR
The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Many of these lawsuits and claims allege that the use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues. Other lawsuits and claims allege that patients who took Paxil committed or attempted to commit suicide or acts of violence. Finally, a third group of lawsuits and claims allege that the use of Paxil caused patients to suffer symptoms on discontinuing treatment with Paxil.
The Group has reached agreements to settle the vast majority of the US claims pending as of February 2011. Other matters have been dismissed without payment. Some lawsuits remain scheduled for trial, including nine cases scheduled for trial in the Philadelphia Mass Tort Program in May and June 2011 concerning use of Paxil during pregnancy. There remains purported class action litigation in Canada concerning use of Paxil during pregnancy.
A California court granted plaintiffs’ motion to certify a class in a consumer fraud lawsuit seeking only economic damages, focused on discontinuation symptoms.
In Canada, the Court of Appeal affirmed the Quebec court’s denial of plaintiffs’ motion to certify a class of patients who allegedly experienced discontinuation symptoms. That litigation is now concluded.
In the UK, public funding has been withdrawn from the hundreds of claimants who had received funding to pursue common issues in litigation alleging that paroxetine has caused them to suffer from withdrawal reactions and dependency. The Legal Services Commission’s decision to withdraw funding is being appealed to a Special Cases Review Panel by some claimants. Other claimants have discontinued their claims, and the trial listed to commence in early 2011 in the High Court in London has been vacated.
Poligrip
Beginning in 2005, a number of product liability lawsuits and claims were filed against the Group in both state and federal courts in the USA, including purported class actions, alleging that the zinc in Poligrip causes copper depletion and permanent neurologic injury. The federal cases are part of the Denture Cream Adhesive multi-district litigation (MDL) in the United States District Court for the Southern District of Florida which was established in June 2009. Both the Group and Procter & Gamble are defendants in this litigation. Included in the MDL are purported class actions asserting economic loss claims under state consumer protection laws and claims for medical monitoring. With three current exceptions (two state court cases in Pennsylvania and one in New York), all of the state court cases have been consolidated in the Philadelphia Mass Tort Program. Purported class actions asserting consumer fraud claims were also filed in Canada. The Group has reached agreements in principle to settle the vast majority of current cases. The Group has voluntarily withdrawn all zinc-containing formulations of Poligrip from the market.
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
The Group was not a party to these proceedings. The findings from them cannot be used as evidence in the pending lawsuits against the Group. All three decisions were upheld on appeal by the United States Court of Federal Claims. Two of the three NVICP claimants appealed the rulings to the United States Court of Appeals for the Federal Circuit which affirmed the decisions of the United States Court of Federal Claims. The third claimant has elected not to appeal further and has rejected the decision from the NVICP. This claimant now has the option of filing an action either against the Group and/or the physician who administered the vaccine in question. As of this date, no such action has been commenced. The remaining approximately 4,900 NVICP claimants also will ultimately have the option of pursuing personal injury lawsuits against the vaccine manufacturers, including the Group.
On 22nd February 2011, the United States Supreme Court issued its decision in Bruesewitz v. Wyeth, Inc., which involved the issue of whether the National Vaccine Injury Compensation Act (NVICA) precludes lawsuits against vaccine manufacturers claiming that vaccines covered by the NVICP are defectively designed. The Supreme Court affirmed the decision of the United States Court of Appeal for the Third Circuit and held that the NVICA pre-empts all design defect claims against vaccine manufacturers brought by plaintiffs seeking compensation for injury or death caused by a vaccine’s side effects.
To date, the Group has not seen an increase in the number of civil lawsuits filed against it following the announcement of the NVCIP decisions. Since the scope of the Bruesewitz ruling impacts only the ability of plaintiffs to pursue claims that the design of certain childhood vaccines was defective because it included the use of thimerosal as a preservative, its impact on the willingness of plaintiffs to pursue their civil lawsuits based on other legal theories remains unknown. As of the date of this report, there are no cases scheduled for trial in 2011 in which the Group is a defendant.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Sales and marketing and regulation
‘Colorado Investigation’
In February 2004, the Group received a subpoena from the United States Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products, for the period from January 1997 to 2004. That investigation was later taken over by the United States Attorney’s office for the District of Massachusetts and expanded to the present with respect to Advair. In particular, the government has inquired about alleged promotion of all of these drugs for off-label uses, as well as Group-sponsored continuing medical education programmes, other speaker events, special issue boards, advisory boards, speaker training programmes, clinical studies and related grants, fees, travel and entertainment. Although the original subpoena was issued from the US Attorney’s office in Colorado, the scope of the inquiry is nationwide. The Group continues to cooperate with the government in its investigation.
The government is also inquiring about the Group’s response to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use. The Group is cooperating with the investigation and providing the requested information.
Avandia-related matters
The Group is in the process of responding to a United States Department of Justice subpoena it received in June 2010 seeking documents relating to the development and marketing of Avandia. The Group has also received Civil Investigative Demands from a number of State Attorneys General offices relating to the development and marketing Avandia, and is cooperating with these offices.
The Utah Attorney General’s Office and the Louisiana Attorney General’s Office both have filed suit against the Group asserting various statutory and common law claims relating to the Group’s development and marketing of Avandia. The suits are in their early days.
UN Oil for Food Programme
Following a United Nations report alleging that bribes had been paid to Iraqi government officials in connection with the UN Oil for Food Programme, the Group received a subpoena from the SEC in February 2006 in respect of the Group’s participation in that programme. The United States Department of Justice (DOJ) also initiated an investigation. In December 2007, the UK Serious Fraud Office (SFO) issued a formal notice to the Group requiring production of documents related to the Group’s participation in the programme. On 9th September 2010, the SFO notified the Group that it had completed its investigation and intends to take no further action. The Group has received no further contact from the SEC or DOJ in 2010 regarding this matter.
HIV division inquiry
On 26th July 2010, the Group received a subpoena from the Eastern District of New York’s US Attorney’s Office regarding sales and marketing practices for three HIV products, as well as educational programs, grants or payments to physicians regarding any drug used to treat HIV-infected adults. The Group is cooperating with the investigation.
Average wholesale price
The United States Department of Justice, a number of states and putative classes of private payers have for several years now been investigating and/or bringing civil litigation regarding allegations that numerous pharmaceutical companies, including the Group, have violated federal or state fraud and abuse laws as a result of the way ‘average wholesale price’ (AWP) and ‘wholesale acquisition cost’ (WAC) have been determined and reported for various drugs reimbursed under the Medicare, Medicaid and other insurance programmes. In 2005, the Group reached a $149 million civil settlement with the federal government to resolve allegations relating to the pricing and marketing of Zofran and Kytril. The Group also amended its existing corporate integrity agreement as a requirement of the settlement. In 2007, the Group received final approval of a $70 million nationwide private payer class action settlement relating to the Group’s price reporting in an MDL proceeding in the United States District Court for the District of Massachusetts.
A number of states, through their respective attorneys general, and most of the counties in New York State have filed civil lawsuits in state and federal courts against the Group and many other drug companies claiming damages and restitution due to AWP and/or WAC price reporting for pharmaceutical products covered by the states’ Medicaid programmes. The states seek recovery on behalf of the states as payers and, in some cases, on behalf of in-state patients as consumers.

The Group has separately resolved AWP claims by state Medicaid programmes in more than two-thirds of the states through the DOJ Settlement or separate negotiations. Litigation concerning AWP issues is continuing with six states.

In November 2009, a Kentucky state court jury returned a $661,860 compensatory damages only verdict against the Group in another such case filed by the State of Kentucky. The jury found the Group liable for violating the state’s consumer protection laws, but not liable under the state’s Medicaid fraud and false advertising statutes. In January 2010, the judge in the case awarded the State of Kentucky an additional $5,828,000 in statutory penalties. The Group has settled the case with Kentucky. The judgment was vacated, and the Group denied liability as part of the settlement.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Nominal pricing
The Group responded to two letter requests from the United States Senate Committee on Finance, dated April 2004 and February 2005, for documents and information relating to the nominal price exception to the best price reporting requirements under the Medicaid Drug Rebate Programme. In January 2007, the committee released its findings that some pharmaceutical manufacturers inappropriately used the nominal price exception contrary to the committee’s interpretation of Congressional intent. In May 2004, the Group was advised by the United States Department of Justice that it is investigating certain of the Group’s nominal pricing and bundled sales arrangements to determine whether those arrangements qualify under the exception to the best price reporting requirements or violate civil statutes or laws.
In March 2008, the Group received a broad letter request from the US Department of Justice seeking a range of documents relating to all of the Group’s nominal pricing arrangements since 1994 and any possible bundled sales. The Group is continuing to cooperate in the investigation and produce documents. The Group has also received subpoenas and requests for documents and information from Delaware and Michigan related to the Group’s nominal price arrangements. The Group is cooperating in those investigations and producing responsive documents. In addition to these governmental investigations, allegations concerning nominal pricing have been made in the 340B Programme litigation. The Group has not entered into any nominal price arrangements since December 2003.
340B Programme
The Group is defending an action filed in federal court in the United States District Court for the Northern District of California by the County of Santa Clara and one other county, which seeks to represent a putative class of hospitals, clinics and other entities in California that are eligible to receive discounted ‘ceiling prices’ on pharmaceuticals under a federal programme known as the ‘340B Programme.’ Plaintiffs allege that the Group and numerous other pharmaceutical manufacturers have been setting ‘ceiling prices’ higher than allowed by law and, under the contract that governs the programme, and have therefore overcharged the entities in California that are eligible to participate in the 340B Programme.
The lawsuit was dismissed in 2006. It was reinstated in August 2008 following an appeal. The United States Supreme Court agreed to review the issue of whether 340B entities have standing to sue manufacturers under the manufacturers’ 340B contract with the government. The trial court stayed all proceedings in the case until after the Supreme Court’s decision. Oral argument before the Supreme Court occurred on 19th January 2011. The Supreme Court has not yet issued its decision.
Paxil/Seroxat
Following the Group’s 2004 settlement of a lawsuit filed by the New York State Attorney General’s office alleging failure to disclose data on the use of Paxil in children and adolescents, similar cases, some of which purported to be class actions, were filed by private plaintiffs seeking to recover amounts paid for Paxil purchased for use by patients under the age of 18. Following a class settlement with consumers in 2007, the United States District Court for the District of Minnesota in 2008 approved a $40 million class settlement of ensuing lawsuits seeking recovery on behalf of insurance companies and other third-party payers for payments for prescriptions of Paxil to children and adolescents. The Group denied liability in both settlements. In 2009, a similar purported class action was filed in United States District Court for the District of Minnesota on behalf of all federal, state and local government entities that paid for prescriptions of Paxil to minors. There also remains a similar purported class action in Canada seeking economic damages on behalf of individuals, third party payers and governmental entities that purchased Paxil for use by patients under the age of 18.
Cidra, Puerto Rico manufacturing site
In April 2005, the Group received a subpoena from the United States Attorney’s Office in Boston requesting production of records regarding its manufacturing facilities located in Cidra, Puerto Rico, which have since ceased operations. In addition, in July 2007, the Group learned that the United States District Court for the District of Massachusetts had unsealed a complaint brought by a former employee under the federal False Claims Act claiming monetary damages as a result of the alleged failure of the Cidra facility to comply with FDA Good Manufacturing Processes (GMPs) in the manufacture of various products.
On 26th October 2010, the Group finalised an agreement with the US Attorney’s Office for the District of Massachusetts and the US Department of Justice with respect to the investigation of the Group’s former manufacturing facility in Cidra, Puerto Rico. Under the agreement and as a comprehensive settlement of pending claims against the Group arising from the investigation, the Group paid a total of $750 million (£500 million) in civil and criminal penalties, and SB Pharmco Puerto Rico, Inc., a subsidiary of the Group, pleaded guilty to certain charges. The Group is in the process of negotiating a Corporate Integrity Agreement with the Office of Inspector General that will cover manufacturing compliance matters.
The Group has received Civil Investigative Demands and a subpoena from several State Attorneys General offices relating to the matters at issue in the federal investigation. The enquiries are at an early stage, and the Group is cooperating with these offices.
SEC/DOJ FCPA Inquiry
The US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ) are conducting an industry-wide investigation into whether pharmaceutical companies may have engaged in violations of the Foreign Corrupt Practices Act relating to the sale of Pharmaceuticals, including in Argentina, Brazil, Canada, China, Germany, Italy, Poland, Russia and Saudi Arabia. The Group is one of the companies that have been asked to respond to this inquiry and is cooperating with the SEC and DOJ.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Anti-trust/competition
Paxil/Seroxat
As noted previously on page 180, the Group has settled its patent infringement and anti-trust litigation with Apotex regarding Paxil/ Seroxat, and the litigation has been dismissed as to all parties.
EU sector inquiry
In January 2008, the European Commission announced an inquiry into certain aspects of competition in the pharmaceutical sector and initiated inspections at the premises of a number of innovator and generic pharmaceutical companies, including the Group. The Commission published a preliminary report in November 2008. The report suggests that defensive patenting strategies may lead to obstacles to innovation and that innovator companies employ measures to hinder generics coming onto the market. The final report was issued in July 2009. While not contradicting the preliminary report, the final report conceded that delays in generic entry were as much the fault of the regulatory environment as innovator companies’ defensive strategies. In this report, the Commission stated that it did not attack legitimate patenting practices and identified areas for follow up scrutiny by the Commission and recommended regulatory reform and improvement.
On 17th January 2011, the Commission requested information from the Group and a number of other pharmaceutical companies relating to patent settlement agreements affecting European Union and European Economic Area markets. The request for information is the second monitoring exercise by the Commission patent settlement agreements in the pharmaceuticals sector. The Group is in the process of responding to the Commission’s request.
Wellbutrin SR
In December 2004, January 2005 and February 2005, lawsuits, several of which purported to be class actions, were filed in the United States District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints followed the introduction of generic competition to Wellbutrin SR in April 2004, after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents. A class of direct purchasers has been certified. The court recently entered an order granting the motion of the indirect purchaser plaintiffs to file a renewed motion for class certification. The court has scheduled trial for 27th June 2011 with regard to the claims of the certified class of direct purchasers.
Secondary wholesaler
In July 2006, RxUSA Wholesale, Inc., a ‘secondary wholesaler,’ filed suit against the Group and many other pharmaceutical manufacturers and wholesalers in the United States District Court for the Eastern District of New York. The complaint alleges that the defendants engaged in a conspiracy to refuse to supply pharmaceutical products to RxUSA in violation of federal and state anti-trust laws. The Group’s motion to dismiss the complaint was granted. The United States Court of Appeals for the Second Circuit affirmed the dismissal of the complaint. The case is now concluded.
Wellbutrin XL
Actions have been filed against Biovail and the Group by purported classes of direct and indirect purchasers who allege unlawful monopolisation and other anti-trust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions. The Group’s motion to dismiss the amended complaint of the indirect purchasers was granted in respect of some, but not all, of the claims of the class representatives and many of the claims asserted by the indirect purchasers. The case has proceeded to discovery with respect to the remaining claims as well as the ones brought by the purported class of direct purchasers. A class certification hearing is scheduled for April 2011.
Flonase
Purported direct and indirect purchaser class actions have been filed in the United States District Court for the Eastern District of Pennsylvania alleging the Group illegally maintained monopoly power in the ‘market’ for Flonase and charged plaintiffs supra-competitive prices. Additionally, a suit has been filed by Roxane Laboratories, Inc., a generic competitor, seeking lost profits from the Group’s alleged actions unlawfully delaying Roxane’s entry into the market. The predicate for all of these allegations was the filing by the Group of allegedly sham citizen petitions and subsequent litigation. The motion of the direct purchasers to certify a class was granted by the court. The Group has successfully narrowed the claims of the purported class of indirect purchasers through motions to dismiss their complaint and amended complaints. The Group’s motion to dismiss Roxane’s complaint was denied.
Commercial and corporate
Securities/ERISA class actions
On 6th July 2009, a class action suit brought on behalf of current and former employees of Stiefel Laboratories, Inc., was filed in United States District Court for the Southern District of Florida. The complaint alleges that Stiefel and its officers and directors violated US Employee Retirement Income Security Act (ERISA) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group. In January 2010, defendants’ motion to dismiss was granted in part and denied in part. Specifically, while the Court determined that the ERISA claims against the individual Stiefel defendants as well as the federal securities claims against the individual defendants and Stiefel could go forward, the Court dismissed the Florida Securities Act and common law breach of fiduciary duty claims holding that ERISA pre-empts state and common law, as well as a malpractice claim against Stiefel’s former accountants. Trial of the remaining claims is scheduled for July 2011.
A putative class action suit was filed against the Group on 27th August 2010 in the United States District Court for the Southern District of New York. The complaint alleges that the Group and its officers, directors and certain employees made misleading public statements about Avandia, and that when these alleged ‘misleading statements’ were exposed, the value of the Group’s stock dropped. Plaintiff has brought suit on behalf of himself and all other participants in the Group’s retirement plans, claiming that the Group and the individual defendants breached their fiduciary duties to plan participants under ERISA.

GSK Annual Report 2010

Notes to the financial statements

44 Legal proceedings continued
Plaintiffs have amended their complaint to add allegations concerning Wellbutrin SR and Paxil/ and to include additional Group defendants and individual members of the Group’s benefits committees. The Group filed a motion to dismiss on 4th February 2011.
Wage and hour claims
In December 2006, two purported class actions were filed against the Group on behalf of the entire Group’s US pharmaceutical sales representatives. These actions, which were filed in or transferred to the United States District Court for the Central District of California, initially alleged that those representatives are not ‘exempt’ employees under California law and/or the US Fair Labor Standards Act (FLSA) and are consequently entitled to overtime pay, among other things.
Plaintiffs subsequently amended their complaints to assert a class action, limited solely to pharmaceutical sales representatives working in California, and only asserting claims under California’s wage and hour laws.
The suits seek a variety of compensatory, punitive and statutory damages. The Group moved for summary judgment dismissing the claims of the putative class representatives on the ground that they were exempt employees. The Court held that there are appeals pending in the United States Court of Appeals for the Ninth Circuit in cases involving other manufacturers with virtually the same factual and legal arguments. It therefore deferred ruling on the summary judgment motion and stayed any further activity in the case until the appellate court rules in at least one of the other companies’ pending cases.
A third case, filed in the United States District Court for the District of Arizona in August 2008, sought to establish a nationwide collective action on behalf of the entire Group’s US pharmaceutical sales representatives on the ground that those representatives were not exempt employees under the FLSA. Plaintiffs sought double damages for all overtime allegedly worked by the Group’s pharmaceutical sales representatives over a three year period. In November 2009, the Court granted the Group’s motion for summary judgment and dismissed the lawsuit on the ground that the sales representatives were ‘exempt’ employees under the outside sales exemption to the FLSA. Plaintiffs appealed the decision to the United States Court of Appeals for the Ninth Circuit. On 14th February 2011, the Ninth Circuit issued an opinion in favour of the Group affirming the judgment of the United States District Court for the District of Arizona and finding that the Group’s pharmaceutical sales representatives are exempt employees under the outside sales exemption to the FLSA and, therefore, not entitled to overtime pay.
In November 2010, a purported class action was filed against the Group in the United States District Court for the Northern District of New York on behalf of the Group’s pharmaceutical sales representatives working in New York during the past six years. The plaintiff alleges that these sales representatives are not ‘exempt’ employees, and, therefore, are entitled to overtime under the New York wage and hour laws which closely follow the US Fair Labor Standards Act. In January 2011, a plaintiff filed a similar purported class action in Florida state court alleging that the Group’s pharmaceutical sales representatives are entitled to overtime under the FLSA.
Environmental matters
The Group has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal, site remediation costs and tort actions brought by private parties.
The Group has been advised that it may be a responsible party at approximately 28 sites, of which 12 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund). These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, the Group is involved as an alleged generator of hazardous waste. Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of by the generator at the site. The Group’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.
The Group’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, the Group routinely accrues amounts related to its share of the liability for such matters.

GSK Annual Report 2010

Financial record
Quarterly trend
An unaudited analysis of the Group results and pharmaceutical sales by therapeutic area is provided by quarter in Sterling for the financial year 2010.

Income statement – total	12 months 2010				Q4 2010
	£m		CER%	£%	£m		CER%	£%

Turnover – Pharmaceuticals	23,382		(2)	(1)	5,930		(16)	(14)
– Consumer Healthcare	5,010		5	7	1,267		4	7

Total turnover	28,392		(1)	–	7,197		(13)	(11)
Cost of sales	(7,592)		3	3	(2,077)		(2)	(2)
Selling, general and administration	(13,053)		36	36	(4,461)		48	51
Research and development	(4,457)		8	9	(1,097)		(4)	(3)
Other operating income	493				118

Operating profit	3,783		(59)	(55)	(320)		(>100)	(>100)
Finance income	116				58
Finance costs	(831)				(240)
Profit on disposal of interest in associate	8				8
Share of after tax profits of associates and joint ventures	81				18

Profit before taxation	3,157		(64)	(60)	(476)		(>100)	(>100)
Taxation	(1,304)				(157)
Tax rate %	41.3%				33.0%

Profit after taxation for the period	1,853		(71)	(67)	(633)		(>100)	(>100)

Profit attributable to non-controlling interests	219				57
Profit attributable to shareholders	1,634				(690)

Basic earnings per share (pence)	32.1	p	(75)	(71)	(13.6	)p	(>100)	(>100)

Diluted earnings per share (pence)	31.9	p			(13.4	)p

Income statement – results before major restructuring

Total turnover	28,392		(1)	–	7,197		(13)	(11)
Cost of sales	(7,405)		4	4	(1,980)		(6)	(6)
Selling, general and administration	(12,388)		35	35	(4,289)		51	54
Research and development	(3,964)		–	–	(1,083)		(3)	(1)
Other operating income	493				118

Operating profit	5,128		(48)	(45)	(37)		(>100)	(>100)

Finance income	116				58
Finance costs	(828)				(240)
Profit on disposal of interest in associate	8				8
Share of after tax profits of associates and joint ventures	81				18

Profit before taxation	4,505		(52)	(48)	(193)		(>100)	(>100)
Taxation	(1,544)				(134)
Tax rate %	34.3%				69.4%

Profit after taxation for the period	2,961		(56)	(53)	(327)		(>100)	(>100)

Profit attributable to non-controlling interests	219				57
Profit attributable to shareholders	2,742				(384)

Adjusted earnings per share (pence)	53.9	p	(59)	(56)	(7.5	)p	(>100)	(>100)

Diluted earnings per share (pence)	53.5	p			(7.5	)p

The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.
GSK Annual Report 2010

Financial record

Q3 2010				Q2 2010				Q1 2010
£m		CER%	£%	£m		CER%	£%	£m		CER%	£%
5,553		(3)	(1)	5,773		–	3	6,126		14	9
1,260		4	8	1,252		3	7	1,231		9	7

6,813		(2)	1	7,025		–	4	7,357		13	9
(1,906)		7	7	(1,657)		4	2	(1,952)		11	9
(2,040)		(9)	(5)	(4,202)		82	(83)	(2,350)		17	7
(1,004)		11	14	(1,196)		21	(23)	(1,160)		7	3
95				81				199

1,958		(10)	(5)	51		(106)	(98)	2,094		22	22
22				19				17
(197)				(189)				(205)
–				–				–

16				22				25

1,799		(11)	(6)	(97)				1,931		15	16
(456)				(155)				(536)
25.3%				159.8%				27.8%

1,343		(8)	(2)	(252)				1,395		19	19

55				52				55
1,288				(304)				1,340

25.3	p	(10)	(4)	(6.0	)p	(129)	(121)	26.4	p	18	18

25.1	p			(5.9	)p			26.1	p

6,813		(2)	1	7,025		–	4	7,357		13	9
(1,875)		9	8	(1,626)		(2)	–	(1,924)		19	17
(1,956)		(9)	(5)	(3,845)		71	73	(2,298)		18	8
(948)		8	10	(994)		5	8	(939)		(9)	(13)
95				81				199
2,129		(9)	(4)	641		(80)	(73)	2,395		21	21

22				19				17
(196)				(188)				(204)
–				–				–
16				22				25

1,971		(10)	(5)	494		(86)	(78)	2,233		16	16
(480)				(312)				(618)
24.4%				63.2%				27.7%

1,491		(5)	1	182		(96)	(89)	1,615		18	18

55				52				55
1,436				130				1,560

28.2	p	(6)	(1)	2.6	p	(99)	(92)	30.7	p	16	17

28.0	p			2.5	p			30.4	p

GSK Annual Report 2010

Financial record
Quarterly trend
Pharmaceutical turnover – total Group

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	1,917	(2)	–	1,726	5	8	1,829	2	5	1,766	6	2
Avamys/Veramyst	50	45	52	40	23	29	57	19	21	46	52	48
Flixonase/Flonase	37	3	6	32	11	14	50	21	28	45	(30)	(35)
Flixotide/Flovent	220	(5)	(1)	187	7	11	201	1	6	196	5	1
Seretide/Advair	1,346	(4)	(1)	1,243	5	8	1,286	–	3	1,264	9	4
Serevent	50	(21)	(18)	48	(13)	(11)	52	(14)	(12)	51	(16)	(18)
Ventolin	142	(1)	2	130	15	18	134	16	20	116	3	–
Zyrtec	23	(5)	5	19	–	6	20	6	18	20	17	11

Anti-virals	224	(64)	(62)	218	(68)	(65)	286	(50)	(47)	358	(44)	(46)
Hepsera	33	–	10	32	7	14	34	7	17	29	11	7
Relenza	11	(96)	(96)	18	(91)	(90)	8	(97)	(87)	84	(60)	(62)
Valtrex	96	(60)	(57)	95	(75)	(73)	165	(59)	(56)	176	(46)	(49)
Zeffix	64	9	16	55	(4)	2	62	7	13	52	4	(2)

Central nervous system	450	(14)	(1)	436	1	4	450	(4)	–	417	(13)	(16)
Imigran/Imitrex	50	(40)	(38)	53	(4)	–	52	(25)	(24)	57	(9)	(11)
Lamictal	130	(3)	(2)	131	7	8	123	15	19	120	(11)	(17)
Requip	60	(9)	(8)	58	33	35	60	16	18	55	14	10
Seroxat/Paxil	128	(15)	(8)	115	(11)	(4)	133	(9)	(4)	106	(12)	(16)
Treximet	14	–	–	13	(13)	(13)	16	17	33	13	7	(7)
Wellbutrin	22	(5)	–	18	13	13	21	(33)	(30)	20	(67)	(69)

Cardiovascular and urogenital	696	11	13	650	15	18	654	10	13	570	9	3
Arixtra	80	8	8	72	17	20	79	28	30	70	25	19
Avodart	177	22	24	156	16	19	157	14	17	139	20	14
Coreg	41	29	32	44	8	13	44	(16)	(14)	42	(12)	(18)
Fraxiparine	55	(8)	(8)	54	–	(4)	57	(3)	(2)	56	4	2
Lovaza	147	11	14	138	20	24	138	29	33	107	9	1
Vesicare	31	3	7	28	8	12	30	12	15	25	13	4
Volibris	16	>100	>100	11	100	83	10	>100	>100	9	>100	>100

Metabolic	110	(65)	(63)	125	(58)	(56)	213	(33)	(30)	230	(18)	(22)
Avandia products	49	(76)	(74)	70	(65)	(62)	152	(26)	(23)	169	(10)	(14)
Bonviva/Boniva	18	(73)	(73)	17	(70)	(72)	20	(70)	(70)	23	(63)	(63)

Anti-bacterials	370	(2)	(2)	333	(4)	(2)	337	(4)	(3)	356	(6)	(9)
Augmentin	168	(2)	(3)	153	(7)	(6)	144	(3)	(1)	160	(10)	(14)

Oncology and emesis	172	–	1	172	13	15	175	2	5	169	23	17
Arzerra	9	>100	>100	9	–	–	8	–	–	5	–	–
Hycamtin	29	(36)	(36)	35	(15)	(15)	40	(12)	(7)	40	–	(7)
Promacta	10	80	100	7	>100	>100	8	>100	>100	6	>100	>100
Tyverb/Tykerb	60	23	25	58	26	26	56	32	37	53	62	56
Votrient	14	>100	>100	11	–	–	8	–	–	5	–	–

Vaccines	994	(36)	(35)	982	19	22	939	17	24	1,411	>100	>100
Boostrix	49	37	40	59	49	51	43	8	10	30	19	15
Cervarix	67	68	76	48	64	71	50	(33)	(32)	77	60	60
Fluarix, FluLaval	69	64	64	167	14	14	–	–	–	5	(43)	(29)
Flu pandemic	161	(82)	(81)	58	>100	>100	275	>100	>100	698	>100	>100
Hepatitis	164	5	9	189	9	11	170	(16)	(13)	197	38	32
Infanrix, Pediarix	190	24	24	168	1	1	176	14	14	166	(3)	(5)
Rotarix	79	11	13	52	(40)	(38)	39	(49)	(45)	65	19	14
Synflorix	48	(2)	–	90	>100	>100	38	>100	>100	45	–	–

Dermatologicals	288	10	13	272	20	24	262	>100	>100	265	>100	>100
Bactroban	29	4	4	33	(3)	–	30	(6)	(6)	27	(7)	(10)
Dermovate	22	–	–	18	–	–	19	–	–	15	–	–
Duac	27	13	17	33	39	43	29	–	–	27	–	–
Soriatane	17	–	6	19	58	58	17	–	–	18	–	–
Zovirax	39	(3)	3	31	11	15	33	(6)	–	49	61	58

Other	306	19	21	238	14	15	239	12	15	211	20	17

	5,527	(17)	(15)	5,152	(4)	(1)	5,384	–	4	5,753	15	11

VIIV Healthcare (HIV)	403	(4)	(3)	401	(1)	2	389	1	3	373	(7)	(11)
Combivir	99	(11)	(9)	96	(10)	(6)	86	(18)	(16)	82	(23)	(27)
Epivir	29	(3)	(3)	31	(15)	(9)	27	(13)	(13)	28	(15)	(18)
Epzicom/Kivexa	146	(3)	(2)	138	3	5	140	8	9	131	(1)	(4)
Lexiva	36	(18)	(18)	39	(12)	(9)	39	(12)	(9)	41	(8)	(15)
Selzentry	22	>100	>100	20	–	–	19	–	–	19	–	–
Trizivir	32	(35)	(35)	38	(21)	(19)	36	(29)	(27)	38	(27)	(32)

	5,930	(16)	(14)	5,553	(3)	(1)	5,773	–	3	6,126	14	9

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2010

Financial record
Quarterly trend
Pharmaceutical turnover – USA

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	875	(6)	(4)	846	9	14	868	1	5	805	3	(5)
Avamys/Veramyst	17	7	13	15	(7)	–	20	11	11	17	(10)	(15)
Flixonase/Flonase	5	(17)	(17)	8	>100	>100	18	>100	>100	6	(40)	(40)
Flixotide/Flovent	118	–	3	105	19	24	109	8	12	99	8	–
Seretide/Advair	670	(7)	(5)	649	6	11	655	(3)	1	630	4	(4)
Serevent	15	(25)	(25)	16	(6)	–	17	(6)	(6)	16	(11)	(16)
Ventolin	49	–	2	50	37	43	45	38	41	35	–	(8)
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–

Anti-virals	41	(82)	(81)	57	(84)	(83)	118	(66)	(64)	154	(42)	(47)
Hepsera	–	–	–	–	–	–	–	–	–	–	–	–
Relenza	(5)	–	–	13	(73)	(71)	5	(84)	(74)	30	>100	>100
Valtrex	24	(83)	(81)	27	(91)	(90)	94	(69)	(68)	107	(55)	(58)
Zeffix	3	(25)	(25)	3	(25)	(25)	4	(40)	(20)	3	–	(25)

Central nervous system	114	(37)	(36)	124	3	8	131	(11)	(8)	136	(32)	(37)
Imigran/Imitrex	15	(65)	(65)	18	(11)	(5)	18	(45)	(45)	24	(11)	(14)
Lamictal	66	(11)	(8)	70	5	9	60	29	33	61	(23)	(29)
Requip	10	(38)	(38)	13	>100	>100	11	83	83	10	38	25
Seroxat/Paxil	–	(100)	(100)	5	–	–	12	(8)	(8)	10	(29)	(29)
Treximet	14	–	–	13	(13)	(13)	15	25	25	13	–	(7)
Wellbutrin	7	(30)	(30)	4	(25)	–	5	(70)	(75)	8	(85)	(85)

Cardiovascular and urogenital	422	10	13	409	17	22	403	8	12	337	6	(2)
Arixtra	49	12	14	43	28	34	46	36	39	39	27	18
Avodart	86	1	4	87	5	9	88	2	6	76	12	4
Coreg	41	29	32	43	8	10	44	(16)	(12)	42	(12)	(18)
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–
Lovaza	146	11	14	137	20	25	138	29	33	107	10	2
Vesicare	31	3	7	27	4	8	30	12	15	25	13	4
Volibris	–	–	–	–	–	–	–	–	–	–	–	–

Metabolic	40	(75)	(73)	32	(78)	(76)	77	(51)	(48)	89	(36)	(41)
Avandia products	40	(65)	(63)	33	(70)	(66)	75	(33)	(30)	89	(14)	(21)
Bonviva/Boniva	–	(100)	(100)	–	(100)	(100)	–	–	–	–	–	–

Anti-bacterials	16	(38)	(33)	14	(41)	(36)	21	(29)	(25)	24	(10)	(17)
Augmentin	–	(100)	(100)	1	(89)	(89)	2	(91)	(82)	8	(44)	(50)

Oncology and emesis	75	(16)	(13)	89	34	39	94	2	7	92	41	31
Arzerra	6	>100	100	8	–	–	7	–	–	5	–	–
Hycamtin	14	(46)	(46)	21	(17)	(13)	24	(4)	–	24	–	(8)
Promacta	6	20	20	6	100	100	7	>100	>100	6	>100	>100
Tyverb/Tykerb	17	14	21	18	42	50	18	–	6	17	73	55
Votrient	11	>100	>100	9	–	–	8	–	–	5	–	–

Vaccines	171	(44)	(42)	278	32	35	143	(31)	(27)	171	55	44
Boostrix	28	65	65	41	67	71	26	19	24	15	55	36
Cervarix	1	(75)	(75)	4	–	–	6	–	–	2	–	–
Fluarix, FluLaval	28	>100	>100	81	29	29	–	–	–	1	–	–
Flu pandemic	–	(100)	(100)	1	–	–	–	–	–	–	–	–
Hepatitis	56	6	10	97	39	45	62	(33)	(29)	92	92	77
Infanrix, Pediarix	36	30	33	38	23	27	40	3	5	32	(13)	(18)
Rotarix	21	18	24	17	(27)	(23)	9	(64)	(59)	27	93	80
Synflorix	–	–	–	–	–	–	–	–	–	–	–	–

Dermatologicals	94	1	3	93	22	26	74	>100	>100	97	100	>100
Bactroban	12	(14)	(14)	14	(7)	(7)	14	(13)	(7)	11	(20)	(27)
Dermovate	–	–	–	–	–	–	–	–	–	–	–	–
Duac	15	(7)	–	20	27	33	15	–	–	17	–	–
Soriatane	17	–	6	19	58	58	17	–	–	18	–	–
Zovirax	14	8	8	8	75	100	5	25	25	26	>100	>100

Other	6	>100	100	8	14	14	6	>100	>100	4	(20)	(20)

	1,854	(22)	(20)	1,950	(8)	(4)	1,935	(13)	(10)	1,909	(1)	(9)

VIIV Healthcare (HIV)	163	(16)	(14)	162	(8)	(4)	176	3	7	159	(11)	(18)
Combivir	34	(30)	(28)	36	(19)	(16)	39	(16)	(11)	34	(30)	(36)
Epivir	10	(17)	(17)	10	(25)	(17)	10	(9)	(9)	10	(15)	(23)
Epzicom/Kivexa	55	(16)	(13)	50	(8)	(4)	57	10	14	48	(10)	(17)
Lexiva	20	(20)	(20)	19	(25)	(21)	20	(17)	(13)	21	(15)	(22)
Selzentry	9	–	–	8	–	–	9	–	–	8	–	–
Trizivir	16	(38)	(38)	19	(22)	(17)	19	(24)	(24)	19	(33)	(37)

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2010

Financial record
Quarterly trend
Pharmaceutical turnover – Europe

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	557	(4)	(6)	488	(3)	(5)	535	(1)	(3)	569	6	4
Avamys/Veramyst	12	9	9	10	11	11	21	31	31	13	56	44
Flixonase/Flonase	10	(10)	–	8	–	(11)	12	–	–	10	(17)	(17)
Flixotide/Flovent	42	(10)	(14)	33	(11)	(13)	39	(9)	(9)	45	(6)	(6)
Seretide/Advair	416	(3)	(5)	370	–	(2)	392	–	(2)	423	10	7
Serevent	24	(17)	(17)	24	(11)	(11)	24	(17)	(17)	26	(16)	(16)
Ventolin	38	(7)	(10)	32	(9)	(9)	35	3	(3)	37	–	–
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–

Anti-virals	24	(73)	(73)	24	(71)	(72)	26	(64)	(64)	35	(78)	(79)
Hepsera	1	–	–	–	–	–	–	–	–	–	–	–
Relenza	–	–	–	2	(95)	(95)	2	(96)	(92)	2	(97)	(98)
Valtrex	15	(61)	(63)	14	(63)	(63)	16	(59)	(59)	23	(43)	(45)
Zeffix	6	(14)	(14)	7	(14)	–	6	(13)	(25)	7	–	–

Central nervous system	132	(8)	(10)	131	(4)	(6)	137	(3)	(5)	140	(2)	(3)
Imigran/Imitrex	20	(20)	(20)	22	–	(4)	21	(9)	(9)	22	(12)	(12)
Lamictal	34	(10)	(13)	35	(8)	(8)	37	(3)	(3)	37	(3)	(5)
Requip	33	(8)	(11)	32	–	(6)	36	6	3	36	13	13
Seroxat/Paxil	19	(9)	(14)	19	(14)	(14)	22	(15)	(19)	22	(21)	(21)
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	11	22	22	10	25	25	9	43	29	9	50	50

Cardiovascular and urogenital	159	6	3	144	4	1	154	8	6	153	11	9
Arixtra	24	–	(8)	22	(8)	(8)	27	22	17	26	23	18
Avodart	50	31	28	41	19	14	44	19	19	40	17	11
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Fraxiparine	38	(13)	(16)	34	(17)	(19)	39	(7)	(9)	43	–	–
Lovaza	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	13	86	86	10	100	100	9	>100	>100	8	>100	>100

Metabolic	13	(80)	(81)	37	(42)	(45)	55	(23)	(23)	61	(7)	(10)
Avandia products	(4)	–	–	20	(52)	(52)	34	(22)	(26)	38	(12)	(12)
Bonviva/Boniva	14	(35)	(39)	13	(41)	(41)	17	(22)	(26)	20	(5)	(5)

Anti-bacterials	153	(11)	(13)	121	(9)	(12)	120	(12)	(14)	142	(21)	(22)
Augmentin	69	(13)	(16)	55	(16)	(19)	53	(13)	(13)	63	(23)	(25)

Oncology and emesis	55	10	6	49	(2)	(4)	47	(4)	(6)	50	–	(2)
Arzerra	3	–	–	1	–	–	–	–	–	–	–	–
Hycamtin	12	(20)	(20)	11	(21)	(21)	12	(20)	(20)	13	(7)	(13)
Promacta	3	–	–	1	–	–	1	–	–	–	–	–
Tyverb/Tykerb	25	24	19	23	21	21	22	28	22	24	41	41
Votrient	3	–	–	1	–	–	–	–	–	–	–	–

Vaccines	393	(49)	(51)	310	(8)	(10)	365	14	14	613	>100	>100
Boostrix	11	–	–	12	9	9	11	10	10	9	25	13
Cervarix	25	37	32	11	(35)	(35)	21	(65)	(67)	59	51	51
Fluarix, FluLaval	13	18	18	50	(13)	(17)	–	–	–	–	–	–
Flu pandemic	90	(82)	(82)	2	(50)	(50)	92	>100	>100	304	>100	>100
Hepatitis	63	–	(2)	55	(14)	(15)	63	(13)	(13)	61	2	–
Infanrix, Pediarix	120	22	19	96	(6)	(9)	109	22	20	104	(2)	(5)
Rotarix	9	(36)	(36)	8	(43)	(43)	8	(42)	(33)	13	8	–
Synflorix	8	(27)	(27)	9	(9)	(18)	14	40	40	12	–	–

Dermatologicals	62	14	11	59	15	13	63	>100	>100	62	>100	100
Bactroban	7	33	17	7	–	–	7	–	–	6	–	–
Dermovate	5	–	–	5	–	–	5	–	–	4	–	–
Duac	6	–	–	5	50	25	6	–	–	6	–	–
Soriatane	–	–	–	–	–	–	–	–	–	–	–	–
Zovirax	7	(14)	–	6	–	(14)	7	(13)	(13)	7	(13)	(13)

Other	99	–	(3)	65	(6)	(7)	78	26	18	68	24	24

	1,647	(24)	(26)	1,428	(9)	(11)	1,580	1	(1)	1,893	16	13

VIIV Healthcare (HIV)	145	(5)	(6)	136	(10)	(12)	145	(4)	(6)	159	(3)	(5)
Combivir	28	(22)	(24)	26	(25)	(28)	30	(19)	(19)	33	(17)	(20)
Epivir	8	(27)	(27)	9	(25)	(25)	10	(17)	(17)	10	(21)	(29)
Epzicom/Kivexa	63	2	–	57	(2)	(5)	61	5	3	64	6	3
Lexiva	10	(21)	(29)	13	(13)	(13)	13	(13)	(19)	15	(12)	(12)
Selzentry	11	>100	>100	10	–	–	9	–	–	11	–	–
Trizivir	14	(32)	(26)	15	(16)	(21)	14	(25)	(30)	17	(29)	(11)

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2010

Financial record
Quarterly trend
Pharmaceutical turnover – Emerging Markets

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	162	17	20	145	11	14	166	19	25	143	30	24
Avamys/Veramyst	9	100	>100	8	>100	>100	9	>100	>100	5	>100	>100
Flixonase/Flonase	11	38	38	9	(11)	–	10	10	–	9	13	13
Flixotide/Flovent	12	33	33	10	–	11	12	50	50	14	75	75
Seretide/Advair	85	14	18	77	11	17	86	12	18	80	28	23
Serevent	–	(100)	(100)	1	–	–	1	–	–	–	–	(100)
Ventolin	30	20	20	27	18	23	31	25	29	24	14	9
Zyrtec	4	–	–	4	(33)	(33)	4	33	33	2	100	100

Anti-virals	61	(13)	(9)	56	(10)	(7)	59	10	13	47	9	–
Hepsera	15	8	15	16	25	33	15	8	15	12	–	(8)
Relenza	(1)	–	–	1	(92)	(92)	–	–	(100)	1	–	–
Valtrex	8	–	–	7	–	17	8	33	33	5	–	(17)
Zeffix	39	28	34	32	7	10	36	21	24	29	11	4

Central nervous system	62	22	24	63	22	24	53	11	13	45	14	7
Imigran/Imitrex	1	(50)	(50)	1	–	–	2	100	100	1	–	–
Lamictal	16	42	33	15	27	36	14	17	17	12	8	(8)
Requip	1	–	–	1	–	–	1	–	–	–	–	–
Seroxat/Paxil	19	5	–	19	–	–	20	(14)	(5)	15	–	(12)
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	4	33	33	3	33	–	3	–	50	3	50	50

Cardiovascular and urogenital	36	28	24	34	21	21	36	26	33	28	25	17
Arixtra	3	50	50	3	50	50	2	–	–	2	100	100
Avodart	9	50	50	8	33	33	9	60	80	7	60	40
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Fraxiparine	15	25	25	15	27	36	14	40	40	11	22	22
Lovaza	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	–	–	–	1	–	–	–	–	–	–	–	–

Metabolic	17	(43)	(39)	12	(61)	(61)	31	(9)	(3)	31	18	11
Avandia products	3	(76)	(82)	2	(90)	(90)	18	(14)	(14)	19	6	6
Bonviva/Boniva	–	–	(100)	1	–	–	1	–	–	–	–	–

Anti-bacterials	159	14	15	151	7	9	153	8	12	146	11	4
Augmentin	78	29	26	74	6	9	69	15	17	70	12	4

Oncology and emesis	17	13	13	17	6	6	16	–	14	12	8	–
Arzerra	–	–	–	–	–	–	–	–	–	–	–	–
Hycamtin	1	–	–	2	–	–	2	–	–	2	100	100
Promacta	–	–	–	–	–	–	–	–	–	–	–	–
Tyverb/Tykerb	9	50	50	9	29	29	7	17	17	5	67	67
Votrient	–	–	–	–	–	–	–	–	–	–	–	–

Vaccines	260	11	14	216	29	32	179	18	23	272	>100	>100
Boostrix	4	>100	>100	2	–	–	1	(80)	(80)	2	100	100
Cervarix	7	–	–	8	17	33	6	50	50	4	(33)	(33)
Fluarix, FluLaval	20	43	43	19	36	36	1	(89)	(89)	–	(100)	(100)
Flu pandemic	25	(60)	(55)	6	–	–	43	–	–	152	–	–
Hepatitis	23	17	28	20	(9)	(9)	25	9	14	20	17	11
Infanrix, Pediarix	13	56	44	16	7	7	11	11	22	10	(8)	(17)
Rotarix	45	36	36	20	(56)	(53)	20	(34)	(31)	17	(25)	(29)
Synflorix	35	13	13	74	>100	>100	14	–	–	26	–	–

Dermatologicals	82	39	44	73	35	40	69	74	82	62	75	72
Bactroban	7	17	17	8	14	14	7	14	–	6	(14)	(14)
Dermovate	11	–	–	7	–	–	7	–	–	5	–	–
Duac	3	>100	>100	3	50	50	2	–	–	3	–	–
Soriatane	–	–	–	–	–	–	–	–	–	–	–	–
Zovirax	6	20	20	6	20	20	8	–	14	6	–	–

Other	113	62	64	106	30	34	86	24	26	80	30	27

	969	16	19	873	14	17	848	17	22	866	43	36

VIIV Healthcare (HIV)	50	57	67	59	73	79	19	(17)	(17)	18	–	(5)
Combivir	26	67	73	24	69	85	7	(36)	(36)	6	(33)	(40)
Epivir	6	25	50	7	75	75	2	(33)	(33)	3	50	50
Epzicom/Kivexa	9	14	29	12	86	71	6	50	50	2	–	(33)
Lexiva	2	–	(33)	7	>100	>100	2	50	–	2	>100	100
Selzentry	1	–	–	–	–	–	1	–	–	–	–	–
Trizivir	–	(50)	(100)	3	(75)	(25)	–	–	–	1	–	–

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2010

Financial record
Quarterly trend
Pharmaceutical turnover – Rest of World

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	323	5	17	247	5	17	260	2	15	249	4	8
Avamys/Veramyst	12	>100	>100	7	50	75	7	(30)	(30)	11	>100	>100
Flixonase/Flonase	11	–	–	7	(14)	–	10	(33)	11	20	(41)	(49)
Flixotide/Flovent	48	(16)	(2)	39	(3)	5	41	(15)	–	38	(5)	(5)
Seretide/Advair	175	2	14	147	11	21	153	10	24	131	23	28
Serevent	11	(18)	–	7	(36)	(36)	10	(18)	(9)	9	(18)	(18)
Ventolin	25	(13)	4	21	11	17	23	(5)	15	20	–	5
Zyrtec	19	(6)	6	15	17	25	16	–	14	18	12	6

Anti-virals	98	(59)	(55)	81	(55)	(48)	83	(14)	(2)	122	(27)	(27)
Hepsera	17	(12)	–	16	(6)	–	19	6	19	17	21	21
Relenza	17	(89)	(88)	2	(98)	(98)	1	–	(92)	51	(49)	(50)
Valtrex	49	(2)	11	47	8	18	47	2	9	41	–	5
Zeffix	16	(7)	7	13	(14)	(7)	16	8	23	13	(7)	(7)

Central nervous system	142	(4)	9	118	(4)	4	129	(1)	11	96	3	–
Imigran/Imitrex	14	18	27	12	–	20	11	(9)	–	10	–	–
Lamictal	14	33	56	11	63	38	12	13	50	10	67	67
Requip	16	27	45	12	(23)	(8)	12	11	33	9	–	(10)
Seroxat/Paxil	90	(11)	2	72	(14)	(3)	79	(5)	3	59	(7)	(12)
Treximet	–	–	–	–	–	–	1	–	–	–	–	–
Wellbutrin	–	–	–	1	–	–	4	100	>100	–	(50)	–

Cardiovascular and urogenital	79	23	41	63	28	37	61	19	27	52	21	24
Arixtra	4	–	33	4	100	100	4	–	33	3	–	–
Avodart	32	100	>100	20	89	>100	16	78	78	16	88	100
Coreg	–	–	–	1	–	–	–	–	–	–	–	–
Fraxiparine	2	(67)	(33)	5	>100	67	4	(60)	(20)	2	–	(33)
Lovaza	1	–	–	1	–	–	–	–	–	–	–	–
Vesicare	–	–	–	1	–	–	–	–	–	–	–	–
Volibris	3	–	–	–	–	(100)	1	–	–	1	–	–

Metabolic	40	(32)	(25)	44	(28)	(19)	50	(8)	(2)	49	2	2
Avandia products	10	(64)	(60)	15	(50)	(42)	25	(13)	4	23	4	(4)
Bonviva/Boniva	4	–	100	3	67	–	2	–	100	3	–	–

Anti-bacterials	42	(2)	2	47	–	12	43	(2)	2	44	5	10
Augmentin	21	(10)	5	23	24	35	20	33	33	19	–	–

Oncology and emesis	25	41	47	17	(17)	(6)	18	21	29	15	27	36
Arzerra	–	–	–	–	–	–	1	–	–	–	–	–
Hycamtin	2	(33)	(33)	1	100	–	2	(50)	–	1	–	–
Promacta	1	–	–	–	–	–	–	–	–	–	–	–
Tyverb/Tykerb	9	14	29	8	13	–	9	–	–	7	>100	>100
Votrient	–	–	–	1	–	–	–	–	–	–	–	–

Vaccines	170	(28)	(17)	178	81	>100	252	>100	>100	355	>100	>100
Boostrix	6	(17)	–	4	–	–	5	67	67	4	(67)	(33)
Cervarix	34	>100	>100	25	>100	>100	17	>100	>100	12	>100	>100
Fluarix, FluLaval	8	(33)	(33)	17	50	70	(1)	–	–	4	>100	>100
Flu pandemic	46	(67)	(57)	49	>100	>100	140	–	–	242	>100	>100
Hepatitis	22	11	22	17	–	6	20	29	43	24	22	33
Infanrix, Pediarix	21	13	31	18	(6)	6	16	(6)	–	20	13	33
Rotarix	4	(33)	(33)	7	40	40	2	(75)	(75)	8	40	60
Synflorix	5	(33)	(17)	7	>100	>100	10	>100	>100	7	–	–

Dermatologicals	50	(12)	(2)	47	2	12	56	76	93	44	95	100
Bactroban	3	–	50	4	(25)	–	2	(33)	(33)	4	100	100
Dermovate	6	–	–	6	–	–	7	–	–	6	–	–
Duac	3	>100	>100	5	100	>100	6	–	–	1	–	–
Soriatane	–	–	–	–	–	–	–	–	–	–	–	–
Zovirax	12	(15)	(8)	11	(9)	–	13	(14)	(7)	10	(17)	(17)

Other	88	–	11	59	14	16	69	(17)	(4)	59	11	4

	1,057	(16)	(6)	901	(1)	9	1,021	16	31	1,085	35	35

VIIV Healthcare (HIV)	45	5	10	44	6	22	49	24	32	37	(5)	–
Combivir	11	–	10	10	(20)	–	10	–	–	9	–	13
Epivir	5	100	67	5	(33)	(17)	5	–	–	5	(20)	–
Epzicom/Kivexa	19	19	19	19	23	46	16	–	7	17	7	21
Lexiva	4	–	100	–	(33)	(100)	4	–	100	3	–	–
Selzentry	1	–	–	2	–	–	–	–	–	–	–	–
Trizivir	2	–	–	1	100	–	3	(100)	(25)	1	>100	–

Pharmaceutical turnover includes co-promotion income.
GSK Annual Report 2010

Financial record
Quarterly trend
Consumer Healthcare turnover

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Over-the-counter medicines	645	1	4	601	1	5	593	(2)	3	617	11	8
Oral healthcare	411	7	10	400	4	7	410	9	12	381	5	4
Nutritional healthcare	211	7	10	259	12	16	249	6	10	233	12	10

	1,267	4	7	1,260	4	8	1,252	3	7	1,231	9	7

	Q4 2010			Q3 2010			Q2 2010			Q1 2010
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
USA	279	5	7	249	(4)	–	263	–	4	246	3	(5)
Europe	503	(3)	(5)	491	(2)	(3)	493	(2)	(3)	471	9	8
Rest of World	485	13	22	520	15	(25)	496	11	22	514	13	13

	1,267	4	7	1,260	4	8	1,252	3	7	1,231	9	7

GSK Annual Report 2010

Financial record
Five year record
A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Turnover by business segment	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Pharmaceutical	23,382	23,694	20,381	19,163	20,013
Consumer Healthcare	5,010	4,674	3,971	3,553	3,212

	28,392	28,368	24,352	22,716	23,225

Pharmaceutical turnover by therapeutic area	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Respiratory	7,238	6,977	5,817	5,032	4,991
Anti-virals	1,086	2,416	1,584	1,478	1,191
HIV	1,566	1,605	1,513	1,442	1,515
Central nervous system	1,753	1,870	2,897	3,348	3,642
Cardiovascular and urogenital	2,570	2,298	1,847	1,554	1,636
Metabolic	678	1,181	1,191	1,508	1,870
Anti-bacterials	1,396	1,457	1,301	1,213	1,271
Oncology and emesis	688	629	496	477	1,069
Vaccines	4,326	3,706	2,539	1,993	1,692
Dermatologicals	1,087	707	414	375	367
Other	994	848	782	743	769

	23,382	23,694	20,381	19,163	20,013

Pharmaceutical turnover by geographic area	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
USA	8,308	9,294	8,894	9,273	10,353
Europe	7,133	7,720	6,483	5,560	5,437
Emerging Markets	3,702	3,000	2,282	1,883	1,769
Asia Pacific/Japan	3,204	2,715	1,918	1,701	1,666
Other	1,035	965	804	746	788

	23,382	23,694	20,381	19,163	20,013

Pharmaceutical turnover includes co-promotion income. In 2010 ViiV Healthcare turnover is included in the geographic area in which a sale is made.

Consumer Healthcare turnover	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
OTC medicines	2,456	2,339	1,935	1,788	1,561
Oral healthcare	1,602	1,484	1,240	1,049	993
Nutritional healthcare	952	851	796	716	658

	5,010	4,674	3,971	3,553	3,212

GSK Annual Report 2010

Financial record

Financial results – total	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Turnover	28,392	28,368	24,352	22,716	23,225
Operating profit	3,783	8,425	7,141	7,593	7,808
Profit before taxation	3,157	7,891	6,659	7,452	7,799
Profit after taxation	1,853	5,669	4,712	5,310	5,498

	pence	pence	pence	pence	pence
Basic earnings per share	32.1	109.1	88.6	94.4	95.5
Diluted earnings per share	31.9	108.2	88.1	93.7	94.5

Financial results – before major restructuring	2010	2009	2008
	£m	£m	£m
Turnover	28,392	28,368	24,352
Operating profit	5,128	9,257	8,259
Profit before taxation	4,505	8,726	7,782
Profit after taxation	2,961	6,283	5,551

	pence	pence	pence
Adjusted earnings per share	53.9	121.2	104.7
Adjusted diluted earnings per share	53.5	120.3	104.1

	2010	2009	2008	2007	2006
	millions	millions	millions	millions	millions
Weighted average number of shares in issue:
Basic	5,085	5,069	5,195	5,524	5,643
Diluted	5,128	5,108	5,226	5,567	5,700

	%	%	%	%	%
Return on capital employed	30.8	82.8	73.1	76.2	90.6

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

Balance sheet	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Non-current assets	26,194	25,292	22,124	17,377	14,561
Current assets	16,036	17,570	17,269	13,626	10,992

Total assets	42,230	42,862	39,393	31,003	25,553

Current liabilities	(12,794)	(12,118)	(10,017)	(10,345)	(7,265)
Non-current liabilities	(19,691)	(20,002)	(21,058)	(10,748)	(8,640)

Total liabilities	(32,485)	(32,120)	(31,075)	(21,093)	(15,905)

Net assets	9,745	10,742	8,318	9,910	9,648

Shareholders’ equity	8,887	10,005	7,931	9,603	9,386
Non-controlling interests	858	737	387	307	262

Total equity	9,745	10,742	8,318	9,910	9,648

GSK Annual Report 2010

Financial record
Number of employees

	2010	2009	2008	2007	2006
USA	17,555	22,594	21,176	24,838	24,726
Europe	39,910	42,048	44,677	46,869	45,758
Rest of World:
Asia Pacific, including China	23,388	21,011	18,983	17,525	17,570
Japan	3,461	3,264	3,174	3,284	3,195
Middle East, Africa	3,609	3,619	3,403	3,156	3,204
Latin America	6,432	5,169	5,228	5,249	5,856
Canada	2,106	2,208	2,362	2,562	2,386

Rest of World	38,996	35,271	33,150	31,776	32,211
	96,461	99,913	99,003	103,483	102,695

Manufacturing	30,611	31,162	32,622	33,995	33,235
Selling	43,918	44,621	42,430	44,499	44,484
Administration	8,850	9,405	8,787	8,960	9,024
Research and development	13,082	14,725	15,164	16,029	15,952

	96,461	99,913	99,003	103,483	102,695

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.
Exchange rates
As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’)*.

	2010	2009	2008	2007	2006
Average	1.55	1.56	1.85	2.00	1.85

The average rate for the year is calculated as the average of the noon buying rates for each day of the year.

	Feb	Jan	Dec	Nov	Oct	Sept
	2011	2011	2010	2010	2010	2010
High	1.62	1.60	1.59	1.63	1.60	1.58
Low	1.60	1.55	1.54	1.55	1.57	1.53

*	On 31st December 2008, the Federal Reserve Bank of New York ceased publishing noon buying rates. The Bank of England 4pm buying rates have been used for subsequent calculations.
The 4pm buying rate on 24th February 2011 was £1 = US$1.61.
GSK Annual Report 2010

Product development pipeline

Key
†	In-license or other alliance relationship with third party	BLA	Biological License Application
S	Month of first submission	MAA	Marketing Authorisation Application (Europe)
A	Month of first regulatory approval (for MAA, this is the first EU	NDA	New Drug Application (USA)
	approval letter)	Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
AL/CR	Month Approvable or Complete Response Letter received – indicates	Phase II	Determination of dose and initial evaluation of efficacy, conducted in a
	that ultimately approval may be given subject to resolution of		small number of patients
	outstanding queries	Phase III	Large comparative study (compound versus placebo and/or established
PO	Month of EU Positive Opinion		treatment) in patients to establish clinical benefit and safety
TA	FDA Tentative Approval
MAA and NDA/BLA Regulatory milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Biopharmaceuticals
933776	beta amyloid monoclonal antibody	Alzheimer’s disorders	I

1070806	IL18 monoclonal antibody	metabolic disease	I
1223249	NOGO-A monoclonal antibody	amyotrophic lateral sclerosis & multiple sclerosis	I
2401502†	domain antibody targetted multi-component vaccine	malignant melanoma	I
2586881 (APN01)†	recombinant human angiotensin converting anzyme 2	acute respiratory distress syndrome	I
iboctadekin† (+ Doxil)	IL18 immunomodulator (+ topoisomerase II inhibitor)	ovarian cancer	I
otelixizumab†	anti-CD3 monoclonal antibody (i.v.)	Graves eye disease	I
otelixizumab†	anti-CD3 monoclonal antibody (s.c. & i.v.)	rheumatoid arthritis	I
otelixizumab†	anti-CD3 monoclonal antibody (s.c.)	type 1 diabetes	I
249320	myelin-associated glycoprotein monoclonal antibody	stroke	II
315234	oncostatin M monoclonal antibody	rheumatoid arthritis	II
768974†	parathyroid hormone	osteoporosis	II
albiglutide†	glucagon-like peptide 1 (GLP 1) agonist	heart failure	II
Benlysta†	anti-B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus	II
mepolizumab	anti-IL5 monoclonal antibody	severe asthma & nasal polyposis	II
ofatumumab†	anti-CD20 human monoclonal antibody (s.c.)	multiple sclerosis	II
ofatumumab†	anti-CD20 human monoclonal antibody (s.c.)	rheumatoid arthritis	II
otelixizumab†	anti-CD3 monoclonal antibody (i.v.)	myaesthenia gravis	II
albiglutide†	GLP 1 agonist	type 2 diabetes	III
Arzerra†	anti-CD20 human monoclonal antibody	chronic lymphocytic leukaemia, first line therapy & use in relapsed patients	III
Arzerra†	anti-CD20 human monoclonal antibody	diffuse large B cell lymphoma (relapsed patients)	III
Arzerra†	anti-CD20 human monoclonal antibody	follicular lymphoma (refractory & relapsed patients)	III
otelixizumab†	anti-CD3 monoclonal antibody (i.v.)	type 1 diabetes	III
Benlysta†	anti-B lymphocyte stimulator monoclonal antibody (i.v.)	systemic lupus erythematosus	Submitted	S: Jun10	S: Jun10
denosumab†	anti-receptor activator for nuclear kappa (RANK) ligand human monoclonal antibody	bone metastatic disease	Submitted	N/A	N/A
Arzerra†	anti-CD20 human monoclonal antibody	chronic lymphocytic leukaemia (refractory patients)	Approved	A: Apr10	A: Oct09
Prolia†	anti-RANK ligand human monoclonal antibody	hormone ablative/chemotherapy bone loss in prostate cancer patients	Approved	N/A	N/A
Prolia†	anti-RANK ligand human monoclonal antibody	postmenopausal osteoporosis	Approved	A: May10	N/A

Cardiovascular & Metabolic

1614235†	sodium dependent glucose transport (SGLT1) inhibitor	type 2 diabetes	I
2245840	SIRT1 activator	sarcopaenia (also COPD & psoriasis)	I
256073	high affinity nicotinic acid receptor (HM74A) agonist	metabolic disorders	II
557296	oxytocin antagonist	premature ejaculation	II
1278863	prolyl hydroxylase inhibitor	anaemia associated with chronic renal disease	II
1278863	prolyl hydroxylase inhibitor	peripheral arterial disease	II
1292263	G-protein coupled receptor 119 (GRP119) agonist	metabolic disorders	II
1521498	mu-opioid receptor inverse agonist	compulsive eating disorders	II
2245840	SIRT1 activator	type 2 diabetes (also COPD & psoriasis)	II
losmapimod	p38 kinase inhibitor	cardiovascular disease (also COPD & pain)	II
retosiban	oxytocin antagonist	threatened pre-term labour	II
rilapladib†	Lp-PLA2 inhibitor	atherosclerosis	II
darapladib†	Lp-PLA2 inhibitor	atherosclerosis	III
Arixtra	synthetic factor Xa inhibitor	treatment of acute coronary syndrome	Approved	A: Aug07	AL: Feb07 & Sep07

GSK Annual Report 2010

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Infectious Diseases
2251052†	leucyl t-RNA synthetase inhibitor (oral & i.v.)	bacterial infections	I
2336805	hepatitis C virus inhibitor	hepatitis C	I
2485852	hepatitis C virus inhibitor	hepatitis C	I
1322322	polypeptide deformylase inhibitor	bacterial infections	II
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II
Relenza†	neuraminidase inhibitor (i.v.)	influenza	III

Neurosciences
2018682	sphingosine-1-phosphate receptor 1 (S1P1) agonist	multiple sclerosis	I
239512	histamine H3 antagonist	dementia & schizophrenia	II
649868†	orexin antagonist	sleep disorders	II
742457	5HT6 antagonist	dementia	II
firategrast†	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis	II
Horizant†	voltage-gated calcium channel modulator	post-herpetic neuralgia	II	N/A
losmapimod	p38 kinase inhibitor	pain (also cardiovascular disease & COPD)	II
orvepitant	NK1 antagonist	depression & anxiety	II
IPX066†	dopamine precursor + DOPA decarboxylase inhibitor	Parkinson’s disease	III		N/A
Horizant†	voltage-gated calcium channel modulator	restless legs syndrome	Submitted		S: Sep08, Jan09 & Oct10
Trobalt/Potiga (retigabine/ezogabine)†	neuronal potassium channel opener	epilepsy - partial seizures	Submitted	PO: Jan11	CR: Nov10

Oncology
2110183	AKT protein kinase inhibitor	cancer	I
2126458	Pi3 kinase inhibitor	cancer	I
2141795	AKT protein kinase inhibitor	cancer	I
2256098	focal adhesion kinase inhibitor	cancer	I
vestipitant	NK1 antagonist (i.v.)	post operative nausea & vomiting	I
1120212† + BKM120	mitogen-activated protein kinase inhibitor (MEK1/2) + Pi3 alpha kinase inhibitor	cancer	I
1120212†	MEK1/2 inhibitor	pancreatic cancer	II
1120212† +2118436	MEK1/2 inhibitor + BRaf protein kinase inhibitor	metastatic melanoma	II
2285921†	thrombopoietin receptor agonist	thrombocytopaenia	II
foretinib†	mesenchymal-epithelial transition factor (C-met) kinase inhibitor	papillary renal cell carcinoma and other cancers	II
Revolade/Promacta†	thrombopoietin receptor agonist	oncology-related thrombocytopaenia	II
1120212†	MEK1/2 inhibitor	metastatic melanoma	III
2118436	BRaf protein kinase inhibitor	metastatic melanoma	III
Votrient	multi-kinase angiogenesis inhibitor	ovarian cancer, maintenance therapy	III
Revolade/Promacta†	thrombopoietin receptor agonist	chronic liver disease induced thrombocytopaenia	III
Revolade/Promacta†	thrombopoietin receptor agonist	hepatitis C induced thrombocytopaenia	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	gastric cancer	III
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (resectable disease)	III
Votrient	multi-kinase angiogenesis inhibitor	renal cell cancer, adjuvant therapy	III
Votrient	multi-kinase angiogenesis inhibitor	sarcoma	III
Votrient + Tyverb/Tykerb	multi-kinase angiogenesis inhibitor + Her2 and EGFR dual kinase inhibitor	inflammatory breast cancer	III
Avodart	5-alpha reductase inhibitor	reduction in the risk of prostate cancer	Submitted	S: Sep09 & Mar10	CR: Jan11
Duodart/Jalyn	5-alpha reductase inhibitor + alpha blocker	benign prostatic hyperplasia - fixed dose combination	Approved	A: Mar10	A: Jun10
Revolade/Promacta†	thrombopoietin receptor agonist	idiopathic thrombocytopaenic purpura	Approved	A: Mar10	A: Nov08
Tyverb/Tykerb	Her2 and EGFR dual kinase inhibitor	breast cancer, first line therapy	Approved	A: Jun10	A: Jan10
Votrient	multi-kinase angiogenesis inhibitor	renal cell cancer	Approved	A: Jun10	A:Oct09

Ophthalmology
pazopanib	multi-kinase angiogenesis inhibitor (oral)	age-related macular degeneration (also cancer indications)	I
pazopanib	multi-kinase angiogenesis inhibitor (eye drops)	age-related macular degeneration	II

GSK Annual Report 2010

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Respiratory & Immuno-inflammation
610677	p38 kinase inhibitor (inhaled)	COPD	I
705498	transient receptor potential vanilloid (TRPV1) antagonist (topical)	pruritis	I
1322888	motilin receptor agonist	delayed gastric emptying	I
1325756	chemokine receptor (CXCR2) antagonist	COPD	I
1440115	urotensin antagonist	asthma	I
2245840	SIRT1 activator	COPD (also type 2 diabetes & sarcopaenia)	I
2245840	SIRT1 activator	psoriasis (also type 2 diabetes & sarcopaenia)	II
256066	PDE4 inhibitor (inhaled)	COPD	II
656933	chemokine receptor (CXCR2) antagonist	cystic fibrosis	II
685698	glucocorticoid agonist	asthma	II
681323	p38 kinase inhibitor (i.v.)	acute lung injury & acute respiratory distress syndrome	II
705498	transient receptor potential vanilloid (TRPV1) antagonist (intranasal)	non-allergic rhinitis	II
870086	novel glucocorticoid agonist (inhaled)	asthma	II
870086	novel glucocorticoid agonist (topical)	atopic dermatitis	II
961081†	muscarinic antagonist, beta2 agonist	COPD	II
962040	motilin receptor agonist	delayed gastric emptying	II
1399686	anti-inflammatory macrolide conjugate (oral)	inflammatory bowel disease	II
2190915†	5-lipoxygenase-activating protein (FLAP) inhibitor	asthma	II
losmapimod	p38 kinase inhibitor (oral)	COPD (also cardiovascular disease & pain)	II
573719	muscarinic acetylcholine antagonist	COPD	III
573719 + vilanterol	muscarinic acetylcholine antagonist +	COPD	III
(642444)†	long-acting beta2 agonist
vilanterol (642444)†	long-acting beta2 agonist	COPD	III
1605786 (CCX282)†	CCR9 antagonist	Crohn’s disease	III
Relovair
(vilanterol† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	asthma	III
Relovair
(vilanterol† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	COPD	III

Paediatric Vaccines
Heptavalent combination vaccine	conjugated	Neisseria meningitis C, Haemophilus influenzae type b, diphtheria, Hepatitis B, tetanus, pertussis and poliomyelitis disease prophylaxis	II
MMR	live attenuated	measles, mumps, rubella prophylaxis	II (USA)	A: Oct03
S. pneumoniae paediatric next generation	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	II
Mosquirix	recombinant	malaria prophylaxis (Plasmodium falciparum)	III		N/A
Nimenrix (MenACWY-TT)	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	Submitted
MenHibrix (Hib-MenCY-TT)	conjugated	Neisseria meningitis groups C & Y & Haemophilus influenzae type b disease prophylaxis	Submitted	N/A	CR: Jun10

Other Vaccines
Flu pandemic†	cell-culture based H5N1 vaccine	pandemic influenza prophylaxis	I
HIV	recombinant	HIV disease prophylaxis	I
HIV	recombinant	HIV disease immunotherapy	II
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Flu vaccine	inactivated split – quadrivalent	seasonal influenza prophylaxis	III
Zoster	recombinant	Herpes Zoster prevention	III
Flu (pre-) pandemic	H5N1 inactivated split – monovalent (Quebec)	pre-pandemic & pandemic influenza prophylaxis	Submitted	N/A	S:Jun09 (Canada)
Pumarix	H5N1 inactivated split – monovalent (Quebec)	pandemic influenza prophylaxis	Submitted	PO: Nov10	N/A

GSK Annual Report 2010

Product development pipeline

Achieved Regulatory
review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA

Antigen Specific Cancer Immunotherapeutic (ASCI)
PRAME	recombinant	treatment of metastatic melanoma	I
PRAME	recombinant	treatment of resectable non-small cell lung cancer	I
NY-ESO-1	recombinant	treatment of metastatic melanoma	I
WT1	recombinant	treatment of acute myelogenous leukaemia	II
MAGE-A3	recombinant	treatment of melanoma	III
MAGE-A3	recombinant	treatment of non-small cell lung cancer	III

Rare Diseases
2402968†	antisense oligonucleotide	Duchenne muscular dystrophy	III
2696273†	ex-vivo stem cell gene therapy	adenosine deaminase severe combined immune deficiency (ADA-SCID)	III
migalastat HCl†	pharmacological chaperone	Fabry disease	III

Stiefel (late stage assets only)
tazarotene foam	retinoid foam	acne vulgaris	III
Duac low dose	clindamycin/benzoyl peroxide gel	acne vulgaris	Submitted		S: Nov10
Sorilux (calcipotriene foam)	vitamin D3 analog	mild to moderate plaque psoriasis	Approved		A: Oct10
itraconazole tablets	oral anti-fungal	onychomycosis	Approved		A: Apr10
Veltin	antibiotic/retinoid gel	acne vulgaris	Approved		A: Jul10

HIV (ViiV Healthcare)
1265744†	HIV integrase inhibitor (long-acting formulation)	HIV infections	I
2248761†	non-nucleoside reverse transcriptase inhibitor	HIV infections	II
PF-232798	CCR5 antagonist	HIV infections	II
UK-453061	non-nucleoside reverse transcriptase inhibitor	HIV infections	II
1349572†	HIV integrase inhibitor	HIV infections	III
1349572† + abacavir sulphate + lamivudine	HIV integrase inhibitor + reverse transcriptase inhibitors (fixed dose combination)	HIV infections	III

Option-based alliances with third parties that include assets in Phase I or later development:

Company	Disease Area	Phase

Cancer Research UK	cancer	I

ChemoCentryx	inflammatory disease	I* & II

Galapagos	autoimmune disease	I*

OncoMed Pharmaceuticals	oncology	I*

Prosensa Therapeutics	neuroscience	I

Ranbaxy Laboratories	respiratory	I

Theravance	pain	I

Telethon Institute for Gene Therapy	stem cell gene therapy	I & II

Affiris	Alzheimer’s disease treatment vaccine	II

Nabi	nicotine vaccine	III

* Two assets
GSK Annual Report 2010

Shareholder information

The Ordinary Shares of the company are listed on the London Stock Exchange and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). For details of listed debt and where it is listed refer to Note 32, ‘Net debt’.

Share price
	2010		2009	2008
	£		£	£
At 1st January	13.20		12.85	12.79
High during the year	13.40		13.34	13.85
Low during the year	10.95		9.87	9.95
At 31st December	12.40		13.20	12.85
Increase/(decrease)	(6.1%	)	2.7%	0.5%

The table above sets out the middle market closing prices. The company’s share price decreased by 6.1% in 2010. This compares with an increase in the FTSE 100 index by 9% during the year. The share price on 24th February 2011 was £11.78.
Market capitalisation
The market capitalisation, based on shares in issue excluding Treasury shares, of GlaxoSmithKline at 31st December 2010 was £64 billion. At that date GSK was the sixth largest company by market capitalisation on the FTSE index.
SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010
The Loan Stock, which was not listed on any exchange, was redeemed in its entirety at par, i.e. £1 for every £1 of loan stock held, on 1st June 2010.
Dividends
GSK pays dividends quarterly. It continues to increase cash returns to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and GSK is committed to increasing its dividend over the long-term. Details of the dividends declared, the amount and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.
Dividends per share
The table below sets out the dividends per share in the last five years.

Year	pence

2010	65
2009	61
2008	57
2007	53
2006	48

Dividends per ADS
The table below sets out the dividends per ADS in US dollars in the last five years, translated into US dollars at applicable exchange rates.

Year	US$

2010	2.04
2009	1.93
2008	2.01
2007	2.14
2006	1.80

Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date
Q4 2010	9th February 2011	11th February 2011	7th April 2011
Q1 2011	4th May 2011	6th May 2011	7th July 2011
Q2 2011	3rd August 2011	5th August 2011	6th October 2011
Q3 2011	2nd November 2011	4th November 2011	5th January 2012

Financial reporting calendar

Publication	Date

Results announcements
Quarter 1	April 2011
Quarter 2	July 2011
Quarter 3	October 2011
Preliminary/Quarter 4	February 2012

Annual Report/Summary	February/March 2012

Results announcements
Results announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media and sent to the US Securities and Exchange Commission and the NYSE.
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

GSK Annual Report 2010

Shareholder information

Corporate Responsibility Report
We will publish our 2010 Corporate Responsibilty Report online on 21st March 2011. This will outline GSK’s approach and performance on responsibility areas including access to medicines, research and business ethics, environmental sustainability and community investment.
Nature of trading market
The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low last reported sales prices in US dollars for the ADS on the NYSE.

	Pence per share
	High	Low

Quarter ended 31st March 2011*	1270	1128
February 2011*	1200	1128
January 2011	1270	1129
December 2010	1277	1231
November 2010	1262	1212
October 2010	1319	1221
September 2010	1290	1249
Quarter ended 31st December 2010	1319	1212
Quarter ended 30th September 2010	1290	1095
Quarter ended 30th June 2010	1281	1119
Quarter ended 31st March 2010	1340	1196
Quarter ended 31st December 2009	1334	1219
Quarter ended 30th September 2009	1252	1063
Quarter ended 30th June 2009	1117	987
Quarter ended 31st March 2009	1305	1003
Year ended 31st December 2008	1385	995
Year ended 31st December 2007	1493	1160
Year ended 31st December 2006	1577	1326

	US dollars per ADS
	High	Low

Quarter ended 31st March 2011*	39.86	36.33
February 2011*	39.15	36.98
January 2011	39.86	36.33
December 2010	40.04	38.66
November 2010	40.85	38.28
October 2010	41.86	39.04
September 2010	40.47	38.78
Quarter ended 31st December 2010	41.86	38.28
Quarter ended 30th September 2010	40.47	33.78
Quarter ended 30th June 2010	39.57	32.34
Quarter ended 31st March 2010	42.97	37.03
Quarter ended 31st December 2009	42.91	38.72
Quarter ended 30th September 2009	40.03	34.36
Quarter ended 30th June 2009	36.56	29.11
Quarter ended 31st March 2009	39.24	27.27
Year ended 31st December 2008	54.36	32.02
Year ended 31st December 2007	59.35	47.87
Year ended 31st December 2006	58.38	50.15

*	to 24th February 2011
Taxation
General information concerning the UK and US tax effects of share ownership is set out on page 210 ‘Taxation information for shareholders’.
Annual General Meeting 2011

The Queen Elizabeth II Conference Centre, 5th May 2011
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
Documents on display
The Articles of Association of the company and other documents referred to in this Annual Report are available for inspection at the Registered Office of the company.
Exchange controls and other limitations affecting security holders
There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. There are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.
Duplicate publications
Queries relating to receipt of duplicate copies of GSK’s publications should be addressed to the registrars.
Investor relations
Investor relations may be contacted as follows:
UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel:   +44 (0)20 8047 5000
USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel:   1 888 825 5249 (US toll free)
Tel:   +1 215 751 4000 (outside the USA)

GSK Annual Report 2010

Shareholder information

Registrar
The company’s registrars are:
Equiniti Limited
Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
www.shareview.co.uk
Tel: 0871 384 2991 (inside the UK)
Tel: +44 (0)121 415 7067 (outside the UK)
Lines are open from 8.30am to 5.30pm, Monday to Friday.
Equiniti also provides the following services:
•	Nominee dealing account and Individual Savings Account (SA)

•	GlaxoSmithKline Corporate Sponsored Nominee

•	Shareview service

•	Share dealing service

•	Dividend Reinvestment Plan.
Share dealing service
Shareholders may trade shares, either held in certificates or in the Corporate Sponsored Nominee by internet or telephone through Shareview Dealing, a share dealing service provided by Equiniti Financial Services Limited. For internet deals log on to www.shareview.co.uk/dealing. For telephone deals call 08456 037 037 (inside the UK only).
For the Investment Account and ISA service, either www.shareview.co.uk/dealing or call 0845 300 0430. Telephone services are available between 8.00am to 6.00pm, Monday to Friday (market trading hours 8.00am to 4.30pm).
Glaxo Wellcome and SmithKline Beecham Corporate PEPs
The Share Centre Limited
Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel: +44 (0)1296 414141
ADR programme administrator
The ADR programme is administered by:
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
www.bnymellon.com/shareowner
Tel:    1 877 353 1154 (US toll free)
Tel:    +1 201 680 6825 (outside the USA)
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

Analysis of shareholdings at 31st December 2010

	Number of	% of total	% of total	Number of
	accounts	accounts	shares	shares

Holding of shares
Up to 1,000	112,292	71	1	41,170,410
1,001 to 5,000	35,996	23	1	77,156,810
5,001 to 100,000	8,144	5	2	117,679,956
100,001 to 1,000,000	827	1	5	302,361,401
Over 1,000,000	411	–	91	5,132,089,600

	157,670	100	100	5,670,458,177

Held by
Nominee companies	28,100	18	74	4,195,447,676
Investment and trust companies	39	–	–	1,626,510
Insurance companies	8	–	–	4,834
Individuals and other corporate bodies	129,521	82	5	252,304,068
BNY (Nominees) Limited	1	–	13	746,880,931
Held as Treasury shares by GlaxoSmithKline	1	–	8	474,194,158

	157,670	100	100	5,670,458,177

The Bank of New York Mellon’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value. At 24th February 2011, BNY (Nominees) Limited held 752,137,377 Ordinary Shares representing 14.50% of the issued share capital excluding Treasury shares at that date.
At 24th February 2011, the number of holders of shares in the USA was 1,118 with holdings of 1,314,614 shares, and the number of registered holders of the ADR was 32,203 with holdings of 376,067,688 ADR. Certain of these shares and ADR were held by brokers or other nominees. As a result the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.
GSK Annual Report 2010

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
Taxation of dividends
UK resident individual shareholders will generally be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of a one ninth dividend tax credit. The tax credit may be set against the individual’s income tax liability in respect of the gross dividend, but is not repayable to shareholders with a tax liability of less than the associated tax credit. For the tax year 2010-11 and subsequent tax years, an additional rate of income tax on dividends is imposed for taxpayers whose income is above £150,000. UK resident shareholders that are corporation taxpayers should note that dividends are generally entitled to exemption from corporation tax. If shareholders are in any doubt as to their position, they should consult their own professional advisers.
Taxation of capital gains
UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals by individuals, and subject to the availability of any exemption or relief such as the annual exempt amount a taxable capital gain accruing on a disposal of shares or ADR will be taxed at 28% if, after all allowable deductions, such shareholder’s taxable income for the tax year exceeds the basic rate income tax limit. In other cases, a taxable capital gain accruing on a disposal of shares or ADR may be taxed at 18% or 28% or at a combination of both rates. Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.
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
Stamp duty
UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% of the consideration for the transfer.
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
Taxation of dividends
The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2013.
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
No SDRT would be payable on the transfer of, or agreement to transfer an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that any instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would, subject to certain exceptions, result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5%.

GSK Annual Report 2010

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

GSK Annual Report 2010

Articles of Association of GlaxoSmithKline

The following is a summary of the principal provisions of the company’s Articles of Association (the “Articles”). Shareholders should not rely on this summary, but should instead refer to the current Articles which are filed with the Registrar of Companies in the UK. The Articles contain the fundamental provisions of the company’s constitution, and the rules for the internal management and control of the company. The company has no statement of objects in its Articles of Association and accordingly its objects are unrestricted in accordance with the provisions of the Companies Act 2006.
Articles of Association
(a) Voting
All resolutions put to the vote at general meetings will be decided by poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share of which he or she is the holder. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names stand on the register. Unless the Directors otherwise decide, the right to attend a general meeting and voting rights may not be exercised by a shareholder who has not paid to the company all calls and other sums then payable by him or her in respect of his or her Ordinary Shares. The right to attend a general meeting and voting rights may not be exercised by a shareholder who is subject to an order under Section 794 of the Companies Act 2006 because he or she has failed to provide the company with information concerning his or her interests in Ordinary Shares within the prescribed period, as required by Section 793 of the Companies Act 2006.
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
Any member may transfer title to his or her uncertificated Ordinary Shares by means of a relevant system, such as CREST.
The transferor of a share is deemed to remain the holder until the transferee’s name is entered on the register.
The Directors may decline to register any transfer of any Ordinary Share which is not fully paid.
Registration of a transfer of uncertificated Ordinary Shares may be refused in the circumstances set out in the uncertificated securities rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated Ordinary Share is to be transferred exceeds four.
The Articles contain no other restrictions on the transfer of fully paid certificated Ordinary Shares provided: (i) the instrument of transfer is duly stamped or certified or otherwise shown to the satisfaction of the Directors to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Directors may reasonably require; (ii) the transfer, if to joint transferees, is in favour of not more than four transferees; (ii) the instrument of transfer is in respect of only one class of shares; and (iii) the holder of the Ordinary Shares is not subject to an order under Section 794 of the Companies Act 2006. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged. The Directors may decline to register a transfer of Ordinary Shares by a person holding 0.25 per cent. or more of the existing Ordinary Shares if such person is subject to an order under Section 794 Companies Act 2006, after failure to provide the company with information concerning interests in those Ordinary Shares required to be provided under Section 793 of the Companies Act 2006, unless the transfer is carried out pursuant to an arm’s length sale.
Provisions in the Articles will not apply to uncertificated Ordinary Shares to the extent that they are inconsistent with:
(i)	the holding of Ordinary Shares in uncertificated form;

(ii)	the transfer of title to Ordinary Shares by means of a system such as CREST; and

(iii)	any provisions of the relevant regulations.
(c) Dividends and distribution of assets on liquidation
The profits of the company which are available for distribution and permitted by law to be distributed and which the company may by ordinary resolution from time to time declare, upon the recommendation of the Directors, to distribute by way of dividend, in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares.
If in their opinion the company’s financial position justifies such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class of such amounts and in respect of such periods as they think fit. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. As the company has only one class of Ordinary Shares, the holders of such Ordinary Shares will be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings.
(d) Variation of rights and changes in capital
Subject to the provisions of any statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company (the “Companies Acts”), the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class (but provided that at any adjourned meeting any holder of shares of the relevant class present in person or by proxy shall be a quorum).

GSK Annual Report 2010

Articles of Association of GlaxoSmithKline

The rights conferred upon the holders of any Ordinary Shares shall not, unless otherwise expressly provided in the rights attaching to those Ordinary Shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
(e) Unclaimed dividends
All dividends or other sums payable on or in respect of any Ordinary Shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the company until claimed. Unless the Directors decide otherwise, any dividend or other sums payable on or in respect of any Ordinary Shares unclaimed after a period of twelve years from the date when declared or became due for payment will be forfeited and revert to the company. The company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any Ordinary Shares, if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the company must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the Ordinary Shares by transmission requests the resumption.
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
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders except that there is no requirement for the company to serve notices on shareholders outside the United Kingdom and the United States, if no address in the United States or United Kingdom has been provided to the company.
(h) General meetings of shareholders
The Articles rely on the Companies Act 2006 provisions dealing with the calling of general meeting. The company is required by the Companies Act 2006 to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Directors and must be called promptly upon receipt of a requisition from shareholders. Under the Companies Act 2006, an annual general meeting must be called by notice of at least twenty one days. A general meeting other than an annual general meeting may be called on not less than fourteen clear days’ notice provided a special resolution reducing the notice period to fourteen clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting.
(i) Conflicts of interest
The Directors may, subject to the provisions of the Articles, authorise any matter which would otherwise involve a Director breaching his or her duty under the Companies Acts to avoid conflicts of interest (each a “Conflict”). A Director seeking authorisation in respect of a Conflict shall declare to the other Directors the nature and extent of his or her Conflict as soon as is reasonably practicable and shall provide the other Directors with such details of the matter as are necessary to decide how to address the Conflict. The board may resolve to authorise the relevant Director in relation to any matter the subject of a Conflict, save that the relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority, and, if the other Directors so decide, shall be excluded from any meeting of the Directors while the Conflict is under consideration.
(j) Other Conflicts of interest
Subject to the provisions of the Companies Acts, and provided the nature and extent of a Director’s interest has been declared to the Directors, a Director may:
(i)	be party to, or otherwise interested in, any contract with the company, or in which the company has a direct or indirect interest,

(ii)	hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the Directors may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor);

(iv)	be or become a director of, or employed by, or otherwise be interested in any holding company or subsidiary company of the company or any other company in which the company may be interested; and

(v)	be or become a director of any other company in which the company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as director of that other company.
No contract in which a Director is interested shall be liable to be avoided, and any Director who is so interested is not liable to account to the company or its shareholders for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established. However, no Director may vote on, or be counted in the quorum in relation to any resolution of the board relating specifically to his or her own appointment (including remuneration) or the terms of his or her termination of appointment or relating to any contract in which he or she has an interest (subject to certain exceptions).
Subject to the Companies Acts, the company may by ordinary resolution suspend or relax to any extent the provisions relating to directors’ interests or restrictions on voting or ratify any transaction not duly authorised by reason of a contravention of such provisions.

GSK Annual Report 2010

Articles of Association of GlaxoSmithKline

(k) Directors’ remuneration
Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors, but the total fees paid to all of the Directors for acting as Directors (including amounts paid to any Director who acts as chairman or is chairman of, or serves on any committee of the Board of Directors but excluding any amounts paid under any other provision of the Articles) shall not exceed the higher of: (i) £3 million a year; and (ii) any higher amount as the company may by ordinary resolution decide. Such fees may be satisfied in cash or in shares or any other non-cash form. Any Director who is appointed to any executive office, acts as chairman, acts as senior independent director, acts as a scientific/medical expert on the board, serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary services of a Director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors may decide. Each Director may be paid reasonable travelling, hotel and other incidental expenses he or she incurs in attending and returning from meetings of the Directors or committees of the Directors, or general meetings of the company, or otherwise incurred in connection with the performance of his or her duties for the company.
(l) Pensions and gratuities for Directors
The Directors or any committee authorised by the Directors may provide benefits by the payment of gratuities, pensions or insurance or in any other manner for any Director or former Director or their relations, connected persons or dependants, but no benefits (except those provided for by the Articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit under the company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the company.
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
(o) Vacation of office
The office of a director shall be vacated if:
(i)	he resigns or offers to resign and the board resolves to accept such offer;

(ii)	his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(iii)	he is or has been suffering from mental or physical ill health and the board resolves that his office be vacated;

(iv)	he is absent without permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(v)	he becomes bankrupt or compounds with his creditors generally;

(vi)	he is prohibited by law from being a director;

(vii)	he is removed from office pursuant to the Articles or the Companies Acts.
(p) Share rights
Subject to any rights attached to existing shares, shares may be issued with such rights and restrictions as the company may by ordinary resolution decide, or, if there is no such resolution or so far as it does not make specific provision, as the board may decide. Such rights and restrictions shall apply as if they were set out in the Articles. Redeemable shares may be issued, subject to any rights attached to existing shares. The board may determine the terms, conditions and manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if they were set out in the Articles. Subject to the Articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to deal with any shares in the company.

GSK Annual Report 2010

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
As a Company listed on the London Stock Exchange, GlaxoSmithKline is required to comply with the UK Listing Authority Listing Rules and to report non-compliance with the UK Corporate Governance Code, which came into effect for the Company from 1st January 2011, formerly the Combined Code on Corporate Governance (the “UK Corporate Governance Code”).
The table below discloses differences between GlaxoSmithKline’s current domestic corporate governance practices, which are based on the UK Corporate Governance Code that came into effect from 1st January 2011 and which therefore differs in certain respects from GlaxoSmithKline’s practices during 2010, and the NYSE corporate governance standards applicable to US companies.

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

Director Independence

1. Listed companies must have a majority of independent directors.	GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Corporate Governance Code (formerly the Combined Code). A new edition of the UK Corporate Governance Code, for reporting years beginning on or after 29th June 2010 was issued in June 2010.

The UK Corporate Governance Code provides that the board of directors of GlaxoSmithKline (the “Board”) and its committees should have the appropriate balance of skills, experience, independence and knowledge of the company to enable them to discharge their respective duties and responsibilities effectively (B.1). The Board should include an appropriate combination of Executive and Non-Executive Directors (and, in particular, independent Non-Executive Directors) such that no individual or small group of individuals can dominate the Board’s decision taking (B.1). At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent (B.1.2). The roles of Chairman and Chief Executive should not be exercised by the same individual. The division of responsibilities between the Chairman and Chief Executive should be clearly established, set down in writing and agreed by the Board (A.2.1).

The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Mr James Murdoch, Dr Podolsky, Mr de Swaan and Sir Robert Wilson are “independent” under the UK Corporate Governance Code.

A majority of the Board members are “independent” Non-Executive Directors and, in accordance with the recommendations of the UK Corporate Governance Code, the Board has appointed one of the “independent” Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Non-Executive Directors where necessary (A.4.1).
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

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

(For the purposes of these standards “executive officer” is defined to have the meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended the “Exchange Act”).
GlaxoSmithKline complies with the corresponding domestic requirements contained in the UK Corporate Governance Code, which sets out the principles for the Company to determine whether a director is “independent”.

The Board is required to determine and state its reasons for the determination of whether directors are independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgment. In undertaking this process, the Board is required, amongst other factors, to consider if the director:

(a)  has been an employee of GlaxoSmithKline within the last five years;

(b)  has, or has had within the last three years, a material business relationship with the Company either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship with the Company;

(c)  has received or receives additional remuneration from the Company apart from a director’s fee, participates in the Company’s share option or a performance-related pay scheme, or is a member of the Company’s pension scheme;

(d)  has close family ties with any of the Company’s advisers, directors or senior employees;

(e)  holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;

(f)  represents a significant shareholder; or

(g)  has served on the Board for more than nine years from the date of his or her first election (B.1.1).

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are independent in accordance with the UK Corporate Governance Code.

A new requirement introduced by the UK Corporate Governance Code is that all Directors should be subject to annual election by shareholders. GlaxoSmithKline intends to comply with this requirement at its 2011 Annual General Meeting.

The UK Corporate Governance Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company (B.6.2).

All Directors should receive an induction on joining the Board (B.4). The Chairman should regularly review and agree with each Director their training and development needs (B.4.2).
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

3.   To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Corporate Governance Code, which requires that the Chairman of GlaxoSmithKline should hold meetings with the Non-Executive Directors without executives present. The Non-Executive Directors, led by the senior independent director, also meet without the Chairman present to appraise the Chairman’s performance (A.4.2).

The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors (A.3) and, in particular, ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of shareholders’ concerns (E.1).

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
GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Corporate Governance Code, which requires that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non- Executive Directors (B.2.1).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Corporate Governance Code. The terms of reference are available and explain the Nominations Committee’s role and the authority delegated to it by the Board (B.2.1). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board and appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management.

In compliance with the UK Corporate Governance Code, the terms and conditions of appointment of Non-Executive Directors are available for inspection (B.3.2).

The UK Corporate Governance Code requires that a separate section in the Company’s Annual Report describe the work of the Nominations Committee in discharging its duties, including the process it has used in relation to Board appointments (B.2.4).

The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board through the Chairman on all corporate governance matters. Domestic requirements do not mandate that GlaxoSmithKline establish a corporate governance committee
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

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

(B)  make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and

(C)  prepare the disclosure required by item 407(e)(5) or Regulation S-K under the Exchange Act;

(ii)   an annual performance evaluation of the compensation committee.
GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Corporate Governance Code, which requires that GlaxoSmithKline should have a Remuneration Committee that is comprised of at least three “independent” Non-Executive Directors in addition to the Chairman (D.2.1).

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Corporate Governance Code (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors).

The UK Corporate Governance Code provides that the Remuneration Committee:

(a)  should consult with the Chairman and/or CEO about their proposals relating to the remuneration of other Executive Directors (D.2) and should delegate responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments (D.2.2);

(b)  should recommend and monitor the level and structure of remuneration for senior management (D.2.2);

(c)  should consider what compensation commitments (including pension contributions and all other elements) the directors’ terms of appointment would entail in the event of early termination (D.1.4.);

(d)  should invite shareholders specifically to approve all new long-term incentive schemes and significant changes to existing schemes (D.2.4.);

(e)  should judge where to position the Company relative to other companies and should be sensitive to pay and employment conditions elsewhere in the group, especially when determining annual salary increases (D.1); and

(f)  should consider whether the Directors should be eligible for annual bonuses and benefits under long-term incentive schemes (Schedule A), bearing in mind that performance-related elements of Executive Directors’ remuneration should be designed to promote the long-term success of the Company (D.1 and D.1.1).

The UK Corporate Governance Code requires that payouts under incentive schemes should be subject to non-financial performance criteria where appropriate and compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include performance-related elements (D.1.3).
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline
plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

Audit & Risk committee

6. Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Corporate Governance Code, which require that GlaxoSmithKline have an Audit Committee that is comprised entirely of “independent” Non-Executive Directors (C.3.1). The Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The Board of Directors approved and adopted new terms of reference and accepted proposals to change the name of the Committee to the Audit & Risk Committee with effect from 10th December 2009;

The UK Corporate Governance Code provides that the Audit Committee:

(a)  monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgments contained in them (C.3.2);

(b) review the Company’s internal financial controls and internal control and risk management systems;

(c) monitor and review the effectiveness of the Company’s internal audit function (C.3.2);

(d)  make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor (C.3.2);

(e)  review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements (C.3.2);

(f)  develop and implement policy on the engagement of external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken (C.3.2);

(g) review arrangements by which the staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (C.3.4)

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

GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline
plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline's governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

6. continued
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

The Board has determined that Mr de Swaan has the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

7.
(a)  The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303 A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1) under the Exchange Act.

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
GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Corporate Governance Code, which require that the Audit Committee should be comprised of a minimum of three “independent” Non-Executive Directors.

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Corporate Governance Code (C.3.3). The Committee’s main responsibilities include reviewing the financial reporting process, the system of internal control and overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports.

The UK Corporate Governance Code requires that a separate section in the Company’s Annual Report describe the work of the Committee in discharging its duties (C.3.3).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

7. continued
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

(c) Each listed company must have an internal audit function.

8.   Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.
GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority, which mandate that the Company must seek shareholder approval for employee share schemes (D.2.4 and Listing Rule 9.4). Please see section 5(d) above.

Corporate governance guidelines

9. Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority and the UK Corporate Governance Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Corporate Governance Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of why it does not comply (Listing Rule 9.8.6). In addition, for accounting periods beginning on or after 29th June 2008, issuers are required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with new UK Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority to implement the eighth Company Law Directive; GlaxoSmithKline complies with these requirements in its 2010 Annual Report.
GSK Annual Report 2010

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice

NYSE	Description of differences between GlaxoSmithKline’s governance
Corporate Governance Standards	practice and the NYSE Corporate Governance Standards

10.  Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available.

Description of significant differences

11. Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	GlaxoSmithKline fulfills this requirement by publishing this document. GlaxoSmithKline fulfils this requirement by including this disclosure on its annual report on Form 20-F.

Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.
GSK Annual Report 2010

American Depositary Shares
Fees and charges payable by ADR holders
The Bank of New York Mellon serves as the depositary (the “Depositary”) for GlaxoSmithKline plc’s American Depositary Receipt (“ADR”) programme. Pursuant to the deposit agreement between GSK, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of $0.05 or less per ADR (or portion thereof) for (i) the issuance, execution and delivery of ADRs or (ii) the withdrawal of shares underlying the ADRs. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (i) any tax, duty, governmental charge or fee or stock transfer or registration fee arising in connection with the foregoing transactions or otherwise, (ii) any expense resulting from the conversion of a foreign currency into U.S. dollars and (iii) the expense of certain communications made, at the request of the ADR holder, by cable, telex or facsimile. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADRs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion.
Direct and indirect payments by the Depositary
The Depositary reimburses GSK for certain expenses it incurs in connection with the ADR programme, subject to a ceiling agreed between GSK and the Depositary from time to time. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme.
The table below sets forth the amount of such payments received during 2010 and 2011 in respect of the year ended 31 December 2010 and such payments claimed but not yet received in respect of the year ended 31 December 2010 as well as such payments received during 2010 in respect of the year ended 31 December 2009. GSK was also reimbursed £400,000 by the Depositary in 2010 in respect of amounts to which the Company was contractually entitled, but which it had not previously claimed, in respect of the period 2004 to 2009. This amount was used to offset a portion of GSK’s audit fees for 2010. The portion of this amount relating to 2009 is not included in the table below.

	Received during 2010	Received during 2010 and 2011	Claimed in respect of 2010
Direct and indirect payments by the Depositary	in respect of 2009	in respect of 2010	but not yet received

Reimbursement of NYSE listing fees	–	$350,483	–
Reimbursement of legal fees claimed in US dollars	$333,735	$225,000	$200,000
Reimbursement of legal fees claimed in Sterling	£23,268	£91,198.25	–
Reimbursement of PCAOB fees	$161,700	$177,500	–
Reimbursement of Annual Report production costs[1]	£300,437	£216,208.94	–
Reimbursement of Investor Relations expenses[2]	$294,084	$321,306.19	$103,477.16
Distribution of annual general meeting materials	–	$427,480.94	–
Tabulation of voting instructions cards	–	$32,533.90	–
Reimbursement of other programme-related expenditures claimed in US dollars	$16,050	$5,852.20	$3,030.90
Reimbursement of other programme-related expenditures claimed in Sterling	£32,280	–	£7,099.35

1	Annual report production costs include SEC filing fees.

2	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.
GSK Annual Report 2010

Item 19 Exhibits
Exhibit Index

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Julian Heslop is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 3, 2006.

4.2	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.3	Amendment to Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.6	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1,2010.

4.7	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to pages 175 to 177 of this Annual Report on Form 20-F.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Julian Heslop.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

GSK Annual Report 2010

History and development of the company
GlaxoSmithKline plc is a public limited company incorporated on 6th December 1999 under English law. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. On 27th December 2000 the company acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, by way of a scheme of arrangement for the merger of the two companies. GSK and its subsidiaries and associates constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.
Annual Report and Summary
This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2010, prepared in accordance with United Kingdom requirements. It was approved by the Board of Directors on 1st March 2011 and published on 2nd March 2011.
A summary of the year, intended for the shareholder not needing the full detail of the Annual Report, is produced as a separate document and issued to all shareholders. The summary does not constitute a set of summary financial statements as defined by section 428 of the Companies Act 2006. The Annual Report is issued to shareholders who have elected to receive it.
In this Report ‘GlaxoSmithKline’, the ‘Group’ or ‘GSK’ means GlaxoSmithKline plc and its subsidiaries; the ‘company’ means GlaxoSmithKline plc; ‘GlaxoSmithKline share’ means an Ordinary Share of GlaxoSmithKline plc of 25p; American Depositary Shares (ADS) each represent two GlaxoSmithKline shares.
Brand names
Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Benlysta, a trademark of Human Genome Science, Boniva/Bonviva, a trademark of Roche, Botox, a trademark of Allergan, Levitra, a trademark of Bayer, NicoDerm, a trademark of Elan, Johnson & Johnson, Merrell, Novartis, Sanofi-Aventis or GlaxoSmithKline, Potiga, a trademark of Valeant, Prolia, a trademark of Amgen, Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries and Volibris, a trademark of Gilead, all of which are used in certain countries under licence by the Group.
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
The currencies that most influence the Group’s results remain the US dollar, the Euro, the Yen and Sterling. Details of the exchange rates used by the Group are given in Note 5 ‘Exchange Rates’ on page 116.
During 2010, average Sterling exchange rates were stronger against the Euro but weaker against the US dollar and the Yen compared with 2009. Year end Sterling exchange rates were also stronger against the Euro but weaker against the US dollar and the Yen.
New Directors
GlaxoSmithKline plc announced on 4th March 2011 that Ms Judy Lewent and Ms Stacey Cartwright have been appointed as Non-Executive Directors and will join the Board of Directors of the company with effect from 1st April 2011. On appointment they will both become members of GSK’s Audit & Risk Committee. Ms Lewent is the former Executive Vice President and Chief Financial Officer of Merck & Co., Inc. and now serves on the boards of three listed Companies and Ms Cartwright is Executive Vice President, Chief Financial Officer of Burberry Group plc.
GSK Annual Report 2010

Cross reference to Form 20-F
This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
A	Selected financial data	194-196
D	Risk factors	53-57

4	Information on the company
A	History and development of the company	155-157,219
B	Business overview
	Products	14-17
	Economy and market	20,22-27,34-36
	Manufacture and supply	19
	Marketing and distribution	19,40,164
	Intellectual property	14-16
	Competition	14-17
	Regulation	18
	Research and development	10-13,28
	Environmental sustainability	32
	Responsible business and community investment	29-31
C	Organisational structure	175-177
D	Property, plant and equipment	41
	Note 6 – Segment information	117-121
	Note 17 – Property, plant and equipment	130-131

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
A	Operating results
	2010 and 2009	22-28,34-40
	2009 and 2008	47-52
B	Liquidity and capital resources	41-46
C	Research and development, patents and licenses, etc.	10-17
D	Trend information	34-40
E	Off-balance sheet arrangements	n/a
F	Tabular disclosure of contractual obligations	43

6	Directors, senior management and employees
A	Directors and senior management	58-63
B	Compensation
	Remuneration Report	81-101
C	Board practices
	Corporate governance	62-80
D	Employees	33
	Note 10 – Employee costs	125
	Note 28 – Pensions and post-employment benefits	140-148
	Financial record	196
E	Share ownership
	Note 42 – Employee share schemes	171-174
	Share options	91
	Incentive plans	87-88
	Directors’ interests	96
7	Major shareholders and related party transactions
A	Major shareholders	65,69,201
B	Related party transactions
	Note 35 – Related party transactions	154

Item		Page

8	Financial information
A	Consolidated statements and other financial information Financial statements	See item 18
	Dividend policy	4
	Note 44 – Legal proceedings	178-185
B	Significant changes
	Note 40 – Post balance sheet events	161

9	The offer and listing
A	Offer and listing details
	Share price listing	201,202
C	Markets	202

10	Additional information
B	Articles of Association	206-208
C	Material contracts	n/a
D	Exchange controls	202
E	Taxation	204
H	Documents on display	202

11	Quantitative and qualitative disclosures about market risk
	Treasury policies	45-46
	Note 41 – Financial instruments and related disclosures	162-171

12	Description of securities other than equity securities
D	American Depositary Shares	217

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	71-73,79

16	[Reserved]

16A	Audit Committee financial expert	75

16B	Code of ethics	77

16C	Principal accountant fees and services
	Note 9 – Operating profit	124

16D	Exemptions from the listing standard for audit committees
		n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers
	Note 33 – Share capital and share premium account	152

16F	Change in registrants’ certifying accountant	n/a

16G	Corporate Governance	209-216

17	Financial statements	n/a

18	Financial statements
	Report of Independent Regulated Public Accounting Firm	103
	Consolidated income statement	104-105
	Consolidated statement of comprehensive income	104-105
	Consolidated balance sheet	106
	Consolidated statement of changes in equity	107
	Consolidated cash flow statement	108
	Notes to the financial statements	109-185

19	Exhibits	Footnote (i), 218

Footnote (i) – see the company’s Form 20-F filing with the Securities and Exchange Commission.

GSK Annual Report 2010

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

GlaxoSmithKline plc
March 4, 2011	By:	/s/ Julian Heslop
Julian Heslop
Chief Financial Officer