Form 20-F
period 2011-12-31
GLAXOSMITHKLINE PLC
filed 2012-03-13
CIK 1131399

As filed with the Securities and Exchange Commission on March 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares of Par value 25 pence each	5,049,045,171.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

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

☒ Yes  ☐ No

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

☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2011 Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2011” included as exhibit 15.2 to this Form 20-F dated and submitted on March 13, 2012 (the “GSK Annual Report 2011”).

All references in this Form 20-F to “GlaxoSmithKline,” the “Group” or “GSK” mean GlaxoSmithKline plc and its subsidiaries; the “company” means GlaxoSmithKline plc.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading.

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements” on the inside front cover, “Directors’ statement of responsibilities” on page 134, “Shareholder information”, “Financial Reporting Calendar”, “Results announcements”, and “Financial reports” on page 242, “Corporate Responsibility Report”, “Annual General Meeting 2012”, and “Duplicate publications” on page 243, “Investor Relations”, “Registrars”, “Share dealing service”, “Share scam alert”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “ADR programme administrator” and “GSK Response Center” on page 244 and “Glossary of terms” on page 247 in each case of the GSK Annual Report 2011 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the portions of the GSK Annual Report 2011 incorporated by reference herein, which includes the Business review on pages 1 to 77 of the GSK Annual Report 2011 incorporated by reference herein. Under English law the Directors would be liable to the company, but not to any third party, if the Report of the Directors described below contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Report of the Directors

The portions of pages 1–133 of the GSK Annual Report 2011 incorporated by reference herein comprise the Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law, and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Portions of the GSK Annual Report 2011 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2011 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

• “Five year record” on pages 232 to 234

of the GSK Annual Report 2011 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk factors

The information set forth under the heading:

• “Risk factors” on pages 72 to 77

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

• “About GSK” on the inside back cover

of the GSK Annual Report 2011 is incorporated herein by reference.

4.B	Business overview

The information set forth under the headings:

• “Risk factors” on pages 72 to 77;

• “We are a science-led global healthcare company” on page 1;

• “What we do” on page 2;

• “Where we do it” on page 3;

• “How we create value” on pages 4 to 5;

• “How we deliver” on pages 6 to 7;

• “How we performed” on pages 8 to 9;

• “Chairman’s statement” on page 10;

• “Chief Executive’s review” on pages 11 to 12;

• “Our marketplace” on pages 13-15;

• “Pharmaceutical products” on pages 239 to 240;

• “Consumer Healthcare products” on page 241;

• “Global Manufacturing and Supply” on page 41; • Acquisitions and disposals on pages 186 to 190;

• “Deliver more products of value” on pages 28 to 29;

• “Investment in R&D” on page 30;

• “Pharmaceuticals R&D” on pages 31 to 33;

• “Vaccines R&D” on pages 34 to 35;

• “Consumer Healthcare R&D” on page 34;

• “Simplify the operating model” on pages 38 to 43; and

• “Responsible business” on pages 44 to 50 of the GSK Annual Report 2011 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

• “Note 43 Principal Group companies” on pages 205 to 207

of the GSK Annual Report 2011 is incorporated herein by reference.

4.D	Property, plants and equipment

The information set forth under the headings:

• “Note 6 – Segment information” on pages 149 to 153; and

• “Note 17 – Property, plant and equipment” on pages 161 to 162 of the GSK Annual Report 2011 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

• “Grow a diversified global business” on pages 16 to 27;

• “Financial review 2011” on pages 51 to 60;

• “Financial review 2010” on pages 67 to 71; and

• “Financial record—Quarterly trend” on pages 222 to 231

of the GSK Annual Report 2011 is incorporated herein by reference.

5.B	Liquidity and capital resources

The information set forth under the heading:

• “Financial position” on pages 61 to 66;

of the GSK Annual Report 2011 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

• “Investment in R&D” on page 30;

• “Pharmaceuticals R&D” on pages 31 to 33;

• “Vaccines R&D” on pages 34 to 35;

• “Consumer Healthcare R&D” on page 34;

• “Late stage pipeline summary” on pages 36 to 37;

• “Pharmaceuticals and Vaccines product development pipeline” on pages 235 to 238;

• “Pharmaceutical products, competition and intellectual property” on pages 239 to 240;

• “Consumer Healthcare products, competition and intellectual property” on page 241;

• “Our marketplace—Intellectual property” on page 15;

• “Our marketplace—Trademarks” on page 15; and

• “Our marketplace—Competition” on page 15

of the GSK Annual Report 2011 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading:

• “Financial review 2011” on pages 51 to 60; and

• “Financial record—Quarterly trend” on pages 222 to 231

of the GSK Annual Report 2011 is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

• “Contractual obligations and commitments” on page 63

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

• “Our Board” on pages 78 to 79; and

• “Our Corporate Executive Team” on pages 80 to 81

of the GSK Annual Report 2011 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

• “Remuneration Report” on pages 106 to 133

of the GSK Annual Report 2011 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

• “Corporate governance” on pages 82 to 104 (excluding the information set forth under the heading “US law and regulation” on page 104)

of the GSK Annual Report 2011 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

• “Note 10 – Employee costs” on page 156;

• “Note 28 – Pensions and other post-employment benefits” on pages 170 to 177; and

• “Five year record” on page 234

of the GSK Annual Report 2011 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

• “Note 42 – Employee share schemes” on pages 201 to 204;

• “Long-term incentive plans” on pages 114 to 116; and

• “Directors’ interests” on page 126

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

• “Interests in voting rights” on pages 95 to 96; and

• “Analysis of shareholdings at 31 December 2011” on page 245 of the GSK Annual Report 2011 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

• “Note 35 – Related party transactions” on page 184

of the GSK Annual Report 2011 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information

See item 18 below

In addition, the information set forth under the headings:

• “Dividends” on page 242;

• “Dividends per share” on page 242;

• “Dividends per ADS” on page 242;

• “Dividend Calendar” on page 242; and

• “Note 44 – Legal proceedings” on pages 208 to 215

of the GSK Annual Report 2011 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading:

• “Note 40 – Post balance sheet events” on page 191

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

• “Share price” on page 242; • “Market Capitalisation” on page 242; and

• “Nature of trading market” on page 243

of the GSK Annual Report 2011 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the heading:

• “Nature of trading market” on page 243

of the GSK Annual Report 2011 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and articles of association

Articles of Association of GlaxoSmithKline plc

The following is a summary of the principal provisions of the company’s Articles of Association (the “Articles”). Shareholders should not rely on this summary, but should instead refer to the current Articles which are filed with the Registrar of Companies in the UK and can be viewed on the company’s website. The Articles contain the fundamental provisions of the company’s constitution, and the rules for the internal management and control of the company. The company has no statement of objects in its Articles of Association and accordingly its objects are unrestricted in accordance with the provisions of the Companies Act 2006.

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

(c)    Dividends and distribution of assets on liquidation

The profits of the company which are available for distribution and permitted by law to be distributed and which the company may by ordinary resolution from time to time declare, upon the recommendation of the Directors. to distribute by way of dividend, in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares.

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

(e)    Unclaimed dividends

All dividends or other sums payable on or in respect of any Ordinary Shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the company until claimed. Unless the Directors decide otherwise, any dividend or other sums payable on or in respect of any Ordinary Shares unclaimed after a period of 12 years from the date when declared or became due for payment will be forfeited and revert to the company. The company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any Ordinary Shares, if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the company must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the Ordinary Shares by transmission requests the resumption.

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

(h)    General meetings of shareholders

The Articles rely on the Companies Act 2006 provisions dealing with the calling of general meeting. The company is required by the Companies Act 2006 to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Directors and must be called promptly upon receipt of a requisition from shareholders. Under the Companies Act 2006, an annual general meeting must be called by notice of at least 21 days. A general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting.

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

(j)     Other Conflicts of Interest

Subject to the provisions of the Companies Acts, and provided the nature and extent of a Director’s interest has been declared to the Directors, a Director may:

(i)       be party to, or otherwise interested in, any contract with the company, or in which the company has a director or indirect interest,

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

(iv)     be or become a director of, or employed by, or otherwise be interested in any holding company or subsidiary company of the company or any other company in which the company may be interested; and;

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

(p)    Share rights

Subject to any rights attached to existing shares, shares may be issued with such rights and restrictions as the company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board may decide. Such rights and restrictions shall apply as if they were set out in the Articles. Redeemable shares may be issued, subject to any rights attached to existing shares. The board may determine the terms, conditions and manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if they were set out in the Articles. Subject to the articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to deal with any shares in the company.

10.C	Material contracts

Not applicable.

10.D	Exchange controls

The information set forth under the heading:

• “Exchange controls and other limitations affecting security holders” on page 243 of the GSK Annual Report 2011 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

• “Taxation” on page 243; and

• “Taxation information for shareholders” on pages 245 to 246 of the GSK Annual Report 2011 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

• “Documents on display” on page 243

of the GSK Annual Report 2011 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

• “Treasury policies” on pages 65 to 66; and

• “Note 41 – Financial instruments and related disclosures” on pages 192 to 201 of the GSK Annual Report 2011 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

The table below sets forth the amount of such payments received during 2011 and 2012 in respect of the year ended 31 December 2011 and such payments claimed but not yet received in respect of the year ended 31 December 2011 as well as such payments received during 2011 in respect of the year ended 31 December 2010

Direct and indirect payments by the depositary	Received in Respect of 2010	Received in Respect of 2011	Claimed in Respect of 2011 But Not Yet Received
Reimbursement of NYSE listing fees	—	$345,350	—
Reimbursement of legal fees claimed in U.S. dollars	$200,000	$210,000	$ 240,000
Reimbursement of legal fees claimed in Sterling	—	£22,341.16	—
Reimbursement of PCAOB fees	—	$151,500	—
Reimbursement of Annual Report production costs(1)	—	£185,396.03	£ 10,000
Reimbursement of investor relations expenses(2)	$103,477.16	$339,477.68	$ 138,683.26
Distribution of annual general meeting materials	—	$408,844.99	—
Tabulation of voting instructions cards	—	$28,556.75	—
Reimbursement of other programme-related expenditures claimed in U.S. Dollars	$3,297.36	$9,989.61	—
Reimbursement of other programme-related expenditures claimed in Sterling	£7,099.35	£332.50	—

1)	Annual Report production costs include SEC filing fees.
2)	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

• “Accountability” on pages 91 to 94

of the GSK Annual Report 2011 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2011, the Committee met 14 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of the company’s Audit & Risk Committee is an Audit Committee Financial Expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, refer to page 99. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

• they have each reviewed the Annual Report and Form 20-F;

• based on their knowledge, it contains no material misstatements or omissions;

•       based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F;

•       they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the Annual Report and Form 20-F;

•       they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•       they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•       they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit & Risk Committee, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

We have carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31 December 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on 13 March 2012.

Section 404: Management’s annual report on internal control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•       management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•       management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission; and

•       management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2011 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

•       PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2011, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found in Item 18 below.

Item 16.	[Reserved]

Item 16.A	Audit committee financial expert

The information set forth under the heading:

• “Financial and accounting experience” on page 99

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

• “Code of conduct and reporting lines” on page 101

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 16.C	Principal Accountant Fees and Services

The information set forth under the heading:

• “Note 9 – Operating profit” on page 155

of the GSK Annual Report 2011 is incorporated herein by reference.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information set forth under the heading:

• “Note 33 – Share capital and share premium account” on page 181 of the GSK Annual Report 2011 is incorporated herein by reference.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice.

On 4 November 2003, the New York Stock Exchange (the “NYSE”) adopted new corporate governance standards. The application of the NYSE’s standards is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, GlaxoSmithKline plc (“GlaxoSmithKline” or the “Company”) must comply with the following NYSE standards:

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

As a Company listed on the London Stock Exchange, GlaxoSmithKline is required to comply with the UK Listing Authority’s Listing Rules and to report non-compliance with the UK Corporate Governance Code, which came into effect for the Company for its financial year commencing 1 January 2011 (the “UK Corporate Governance Code”).

The table below discloses differences between GlaxoSmithKline’s current domestic corporate governance practices, which are based on the UK Corporate Governance Code, and the NYSE corporate governance standards, applicable to US companies.

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
Director Independence
1.	Listed companies must have a majority of independent directors.

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Corporate Governance Code. A new edition of the UK Corporate Governance Code, for reporting years beginning on or after 29 June 2010 was issued in June 2010, and came into effect for GSK with effect from 1 January 2011.

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

The Board considers that Professor Sir Roy Anderson, Dr Stephanie Burns, Mr Larry Culp, Sir Crispin Davis, Sir Deryck Maughan, Mr James Murdoch, Dr Dan Podolsky, Mr Tom de Swaan, Sir Robert Wilson, Ms Judy Lewent and Ms Stacey Cartwright are “independent” for the purpose of the UK Corporate Governance Code.

A majority of the Board members are “independent” Non-Executive Directors and, in accordance with the recommendations of the UK Corporate Governance Code, the Board has appointed one of the “independent” Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Non-Executive Directors where necessary (A.4.1). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

2.

In order to tighten the definition of “independent director” for purposes of these standards:

(a)      No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

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

(iii)     The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

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

A new requirement introduced by the UK Corporate Governance Code is that all Directors should be subject to annual election by shareholders (B.7). GlaxoSmithKline complied with this requirement at its Annual General Meeting in 2011, and intends to comply with this requirement at its 2012 Annual General Meeting.

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

has any other connection with the Company (B.6.2). The Company conducted an externally facilitated evaluation in 2011.

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

(b)      The nominating/corporate governance committee must have a written charter that addresses:

(i)       the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Corporate Governance Code, which requires that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (B.2.1).

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

(ii) an annual performance evaluation of the committee.

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

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees (B.6).

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

(b)      The compensation committee must have a written charter that addresses:

(i)       the committee’s purpose and responsibilities – which, at minimum, must be to have direct responsibility to:

(A)      review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Corporate Governance Code. The terms of reference are available on the Company’s website (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors).

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

The UK Corporate Governance Code requires that payouts under incentive schemes should be subject to challenging performance criteria, including non-financial performance criteria where appropriate and compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include share options or other performance-related elements (D.1.3).

Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Corporate Governance Code, which require that GlaxoSmithKline have an Audit Committee that is comprised entirely of “independent” Non-Executive Directors (C.3.1). The Board also satisfies itself, in line with the UK Corporate Governance Code, that at least one member of the Audit Committee has recent and relevant financial experience.

The UK Corporate Governance Code provides that the Audit Committee:

(a)      monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgments contained in them (C.3.2);

(b)      review the Company’s internal financial controls and internal control and risk management systems(C.3.2);

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

(g)      review arrangements by which the staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (C.3.4).

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

The Board has determined that Mr de Swaan, Ms Lewent and Ms Cartwright all have the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

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

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Corporate Governance Code. The terms of reference are available on the Company’s website (C.3.3). The Committee’s main responsibilities include reviewing the financial reporting process, the system of internal control and overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports.

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

(G)     set clear hiring policies for employees or former employees of the independent auditors; and

(H)     report regularly to the board of directors.

(c)      Each listed company must have an internal audit function.

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority, which mandate that the Company must seek shareholder approval for employee share schemes (D.2.4 and Listing Rule 9.4). Please see section 5(d) above.

Corporate governance guidelines

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules of the UK Listing Authority and the UK Corporate Governance Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Corporate Governance Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, for accounting periods beginning on or after 29 June 2008, issuers are required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2011 Annual Report.

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.

Description of significant differences

11.

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.

GlaxoSmithKline fulfils this requirement by publishing this document. GlaxoSmithKline fulfils this requirement by including this disclosure in its annual report on Form 20-F.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

• “Consolidated income statement” on pages 136 to 137;

• “Consolidated statement of comprehensive income” on pages 136 to 137;

• “Consolidated balance sheet” on page 138;

• “Consolidated statement of changes in equity” on page 139;

• “Consolidated cash flow statement” on page 140; and

• “Notes to the financial statements” on pages 141 to 215

of the GSK Annual Report 2011 is incorporated herein by reference.

Report of Independent Regulated Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the consolidated balance sheets and the related consolidated income statements, consolidated statements of cash flows, consolidated statements of comprehensive income and, consolidated statements of changes in equity set forth under the heading ‘Financial Statements’ on pages 136 to 215 of the GlaxoSmithKline Annual Report 2011 present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2011 and 31 December 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s annual report on internal control over financial reporting’ included in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed)

London, United Kingdom

13 March 2012

Item 19	Exhibits

	1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

	2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

	4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

	4.2	Amendment to Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

	4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

	4.4	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

	4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

	4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

	8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to pages 205 to 207 of the GSK Annual Report 2011 included as Exhibit 15.2.

	12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

	12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 - Simon Dingemans.

	13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

	15.1	Consent of PricewaterhouseCoopers LLP.

	15.2*	GSK Annual Report 2011.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2011 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 13, 2012	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer