Form 20-F
period 2012-12-31
GLAXOSMITHKLINE PLC
filed 2013-03-08
CIK 1131399

As filed with the Securities and Exchange Commission on March 8, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15170

GlaxoSmithKline plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

980 Great West Road, Brentford, Middlesex TW8 9GS England

(Address of principal executive offices)

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange
4.850% Notes due 2013	New York Stock Exchange
0.750% Notes due 2015 1.500% Notes due 2017 5.650% Notes due 2018 2.850% Notes due 2022	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange
6.375% Notes due 2038	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,397,595,969.

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

☐  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2012 Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2012” included as exhibit 15.2 to this Form 20-F dated and submitted on March 8, 2013 (the “GSK Annual Report 2012”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements” on the inside front cover, “Directors’ statement of responsibilities” on page 138, “Share buy-back programme” on page 239, “Financial reporting calendar”, “Results announcements” and “Financial reports” on page 240, “Annual General Meeting 2013” and “Documents on display” on page 241, “Registrar” on page 245, “ADR Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “ShareGift”, “Share scam alert”, “Corporate Responsibility Report” and “Contacts” on page 246 and “Glossary of terms” on page 247 in each case of the GSK Annual Report 2012 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the portions of the GSK Annual Report 2012 incorporated by reference herein, which includes a business review on pages 1 to 86 of the GSK Annual Report 2012 incorporated by reference herein. Under English law the Directors would be liable to the company, but not to any third party, if the Report of the Directors described below contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Report of the Directors

The portions of pages 1-136 and pages 239-244 of the GSK Annual Report 2012 incorporated by reference herein comprise the Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law, and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Portions of the GSK Annual Report 2012 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2012 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 236 to 238

of the GSK Annual Report 2012 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk factors

Principal risk factors and uncertainties

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

The Group reviews and assesses significant risks on a regular basis and has implemented an oversight programme to help ensure that there is a system of internal controls in place. This system includes policies and procedures, communication and training programmes, supervision and monitoring and processes for escalating issues to the appropriate level of senior management. Such a system helps facilitate the Group’s ability to respond appropriately to risks and to achieve Group objectives and helps ensure compliance with applicable laws, regulations and internal policies. In addition, the Group’s Audit & Assurance function is responsible for independently assessing the adequacy and effectiveness of the management of significant risks and reporting outcomes to business management, the Risk Oversight & Compliance Council, and the Audit & Risk Committee as necessary. The Group’s management of risks is further discussed on pages 100 to 102 ‘Corporate governance’ of the GSK Annual Report 2012.

The principal risks and uncertainties that might affect the Group’s business are identified below. However, it is not possible for the Group to implement controls to respond to all the risks that it may face. The principal risk factors and uncertainties are not listed in order of significance. All page and section references in this Item 3.D “Risk factors” are to pages and sections in the GSK Annual Report 2012.

Delivering commercially successful new products

Risk description: Risk that R&D will not deliver commercially successful new products

The Group operates in highly competitive markets. In the Pharmaceuticals and Vaccines businesses, it faces competition from proprietary products of large, international manufacturers and from producers of generic pharmaceuticals. The Pharmaceuticals and Vaccines businesses also face increasing competition from manufacturers in emerging markets, with a lower cost manufacturing base than that of the Group.

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

Developing new pharmaceutical and vaccine products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the development process, and one or more late stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but, after significant investment of Group economic and human resources, may fail to reach the market or may have only limited commercial success. This could be, for example, as a result of efficacy or safety concerns, an inability to obtain necessary regulatory approvals, difficulty manufacturing or excessive manufacturing costs, erosion of patent coverage as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or an inability to differentiate the product adequately from those with which it competes.

Furthermore, health authorities have increased their focus on safety and product differentiation when assessing the benefit/risk balance of drugs, which has made it more difficult for pharmaceutical and vaccine products to gain regulatory approval. There is also increasing pressure on healthcare budgets as a result of the financial crisis, the increase in the average age of the population in developed markets, and the Increase in the absolute population in developing markets. Payers, therefore, increasingly have demanded greater incremental benefit from pharmaceutical and vaccine products before agreeing to reimburse drug manufacturers at prices manufacturers consider appropriate. A failure to develop commercially successful products or to develop additional uses for existing products for any of these reasons could materially and adversely affect the Group’s financial results.

Protecting intellectual property rights

Risk description: Risks of failing to secure and protect intellectual property rights

Failure to obtain effective intellectual property protection for our products.

As an innovator Pharmaceutical, Vaccine and Consumer Healthcare company, the Group seeks to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to the Group’s business strategy and success.

In a number of markets in which the Group operates, the intellectual property laws and patent offices are still developing, and some markets may be unwilling to extend intellectual property protection to innovative products in a fashion similar to markets in more developed regions such as the EU, Japan and the USA or to enforce previously granted intellectual property rights.

The Group’s inability to obtain and enforce effective intellectual property protection for our products in certain markets could have a material adverse result on the Group’s financial results.

In some of the countries in which the Group operates, patent protection and data exclusivity may be significantly weaker than in the USA or the EU. Some developing countries have reduced, or threatened to reduce, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers. Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents to a competitor), could materially and adversely affect the Group’s financial results in those markets. Absence of adequate patent or data exclusivity protection could limit the opportunity to rely on such markets for future sales growth for the Group’s products.

Expiry of intellectual property rights protection on the Group’s products and on competitive products; Competition from generic manufacturers.

Pharmaceutical and vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiry of intellectual property rights protection, a generic manufacturer may produce a generic version of the product.

The Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Introduction of generic products, particularly in the USA where the Group has its highest turnover and margins, typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The Group had 10 pharmaceutical and vaccine products with over £500 million in annual global sales in 2012. For certain of these products, there is generic competition in the USA and some markets in Europe.

The timing and impact of entry in the USA and major markets in Europe for a ‘follow-on’ product to Seretide/Advair that contains the same active ingredients is uncertain. The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010. The Group has not been notified of any acceptance by the US Food & Drug Administration (FDA) of an application for a ‘follow-on’ product that refers to Seretide/Advair and contains the same active ingredients and is not able to predict when this may occur or when any such ‘follow-on’ product may enter the US market.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of the Group’s most important products prior to the expiration of the Group’s patents. Their efforts may involve challenges to the validity or enforceability of a Group patent or assertions that their generic product does not infringe the Group’s patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA and Europe, the Group’s financial results would be adversely affected. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on pages 229 to 230. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.

The Group may also experience an impact on sales of one of its products due to the expiry or loss of patent protection for a product marketed by a competitor in a similar product class or for treatment of a similar disease condition. The availability of generic products in the same or similar product class in which one of the Group’s products competes could have a material adverse impact on sales of the Group’s products.

Regulations outlining the requirements for establishing biosimilars and interchangeable products, as well as the operation of complicated patent litigation provisions, have not yet been proposed by the FDA, although the FDA currently is implementing the biosimilar pathway without such regulations, based on the statute and guidance documents. In Europe, the European Medicines Agency (EMA) has finalised guidelines for similar biological medicinal products containing monoclonal antibodies (mAbs). Such new regulations for establishing biosimilars and interchangeable products could allow for earlier competition for certain of the Group’s products.

The loss of patent or data exclusivity protection for some or all of the Group’s products could have a material adverse impact on sales of the Group’s products.

Ensuring product quality

Risk description: Risk to the patient or consumer as a result of the failure by GSK, its contractors or suppliers to comply with good manufacturing practice regulations in commercial manufacturing or through inadequate governance of quality through product development

Patients, consumers and healthcare professionals trust the quality of our products at the point of use. A failure to ensure product quality is an enterprise risk which is applicable across all of the Group.

A failure to ensure product quality could have far reaching implications in terms of the health of our patients and customers, reputation, regulatory, legal, and financial consequences for the Group.

Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with current Good Manufacturing Practice (cGMP), accuracy of labelling, reliability and security of the supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced. Particular attention is currently being focused on global supply. In the EU, the new Falsified Medicines Directive is focused on security of supply. In the USA, the passage of the Food Drug and Administration Safety and Innovation Act (FDASIA) will focus attention on reducing current levels of drug shortages in the marketplace, and new cGMP legislation is being introduced in many emerging markets including China and Brazil. On the inspection front, pharmaceutical inspectors are increasingly looking for global application of corrective actions beyond the original site of inspection.

Maintaining product supply

Risk description: Risk of interruption of product supply

The manufacture of pharmaceutical and vaccine products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies.

Compliance failure by the Group’s manufacturing facilities or by suppliers of key services and materials could lead to product recalls and seizures, interruption of production, delays in the approval of new products, and revoking of license to operate pending resolution of manufacturing issues. For example, non-compliance with cGMP requirements for US supply could ultimately result, in the most severe circumstances, in fines and disgorgement of profits. Any interruption of supply or the incurring of fines or disgorgement impacting significant products or markets could materially and adversely affect the Group’s financial results.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including specialty chemicals, commodities and components necessary for the manufacture and packaging of many of the Group’s pharmaceutical, vaccine and consumer healthcare products. Some of the third-party services procured, for example, services provided by clinical research organisations to support development of key products, are very important to the operation of the Group’s businesses. Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites. The failure of a small number of single-source, third-party suppliers or service providers to fulfil their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption at the manufacturing sites may result in delays or service interruptions, which may materially and adversely affect the Group’s financial results.

Securing adequate pricing and reimbursement

Risk description: Risk that the Group may fail to secure adequate pricing/reimbursement for its products or existing regimes of pricing laws and regulations become more unfavourable.

Pharmaceutical and vaccine products are subject to price controls or pressures and other restrictions in many markets, around the world. Some governments intervene directly in setting prices. In addition, in some markets, major purchasers of pharmaceutical or vaccine products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies. Difficult economic conditions, particularly in the major markets in Europe, could increase the pricing pressures on the Group’s pharmaceutical and vaccine products. The Group cannot accurately predict whether existing controls, pressures or restrictions will increase or whether new controls, pressures or restrictions will be introduced. Such measures may materially and adversely affect the Group’s ability to introduce new products profitably and its financial results.

In the USA, where the Group has its highest margins and the most sales of any country, there are no direct government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes, primarily Medicare and Medicaid. Pricing pressures are likely to increase as the US Government’s share of national health spending continues to increase.

Additionally, due to passage of comprehensive health care reform in 2010, the US Government’s role in providing or subsidising health insurance is expected to significantly expand in 2014, which indicates the growing role and leverage the government will bring to bear on the Group’s rebate liability with respect to US federal programs.

As part of ongoing deficit reduction discussions in the USA, the Obama administration recently has suggested that pharmaceutical manufacturers be required to offer federally mandated rebates to the government on drugs for people who are elderly and disabled and who qualify for both Medicare and Medicaid (known as ‘dual eligibles’). These individuals currently receive drug benefits through Medicare Part D. A manufacturer’s Medicare Part D rebates are negotiated with health plans and typically are lower than the federally mandated Medicaid rebates. If legislation passes requiring manufacturers to pay mandated Medicaid level rebates for the dual eligibles, there would be a significant additional rebate liability for pharmaceutical companies such as the Group.

In recent years, a number of states have also proposed or implemented various schemes to control the pharmacy budget for drugs used by their low-income and senior citizens’ programmes, including increasing the rebate liability of pharmaceutical companies, importation from other countries and bulk purchases of drugs.

Given the possible expansion of Medicaid under the US health care reform law and the economic pressures on state government budgets, pricing pressures on the Group’s pharmaceutical and vaccine products are likely to increase. Any of these trends may materially and adversely affect the Group’s financial results.

Compliance with relevant laws and regulations

Risk description: Risks arising from non-compliance with laws and regulations affecting the Group

The Group operates on a global basis and must comply with a broad range of laws and regulatory controls on the development, manufacturing, testing, approval, distribution and marketing of many of its pharmaceutical, vaccine and consumer healthcare products that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions.

As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, the potential exists for conduct of the Group to be called into question.

Historically, there have been more stringent regulatory requirements in developed markets. However, in recent years, emerging markets have been increasing their regulatory expectations based on their own national interpretations of US and EU standards. Stricter regulatory controls heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.

Furthermore, interaction and exchange of information between the Group and external communities in order to advance scientific and medical understanding may be, or may be perceived to be, promotional in intent by regulators, potentially resulting in a loss of credibility with authorities, prescribers, and patients. Such an interpretation could result in a regulatory action or a government investigation which could have far-reaching effects including impacting product liability actions, the regulatory pathway for assets, significant fines, exclusion from government programs, and even individual criminal liability.

Additionally, the development of the post-approval adverse event profile for a product or the product class may materially and adversely affect the Group’s financial results.

The Group is also subject to laws of the USA, the EU and other jurisdictions regulating the export of its products to certain countries. For instance, Iran is subject to wide-ranging sanctions under the laws of the USA, the EU, and other jurisdictions. The Group has exported certain pharmaceutical and vaccine products from its Pharmaceuticals and Vaccines businesses, and certain healthcare products including over-the counter-medicines and medical devices from its Consumer Healthcare business, to Iran via sales by non-US entities to three privately held Iranian distributors. The Group also does business, via non-US entities, in other jurisdictions targeted by sanctions laws, including Cuba, Syria, and Sudan. Failure to comply with these laws could expose the Group to civil and criminal penalties, including fines, prosecution, the imposition of export or economic sanctions against the Group and reputational damage, all of which could materially and adversely affect the Group’s financial results.

U.S. law requires specific disclosure of certain dealings with Iran, including transactions or dealings with government-owned entities and entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction. We do not believe that our Iranian distributors fall within any of the relevant categories. However, while the Group has no direct knowledge of the identity of its distributors’ downstream customers, it is possible that these customers include entities, such as government-owned hospitals and pharmacies, that are owned or controlled directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities. The entire gross revenues from the Group’s sales to Iran in 2012 were £19.7 million and the net profits were £2.8 million; the Group is unable to ascertain the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or persons sanctioned for terrorism or proliferation activities. Following a review of its business with Iran, the Group has ceased sales of products from its Consumer Healthcare business and intends to supply only products of high medical/public health need (as determined using criteria set by the World Health Organization) from its Pharmaceuticals and Vaccines businesses.

Changing global political and economic conditions

Risk description: Risk of exposure to various external political and economic conditions, as well as natural disaster that may impact the Group’s performance and ability to achieve its objectives

Many of the world’s largest economies, including the major markets in which the Group operates, and financial institutions have recently faced extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. In addition, the Group operates across a wide range of markets and these markets have the potential to encounter natural disasters that could impact business operations.

The economic uncertainty of 2011 continued into 2012, particularly in Europe. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve.

The austerity measures in certain countries in Europe have increased pressures on the payers in those countries to force healthcare companies such as the Group to decrease the price of its products. The debt crisis has given rise to concerns that some countries may not be able to pay for our products. Current economic conditions may also adversely affect the ability of our distributors, customers, suppliers and service providers to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with the Group, which could disrupt our operations, and negatively impact our business and cash flow. Some of our distributors, customers, suppliers and service providers may be unable to pay their bills in a timely manner, or may even become insolvent, which could also negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to risk from business interactions directly with fiscally-challenged government payers.

Such continued economic weakness and uncertainty could materially and adversely affect the Group’s revenues, results of operations and financial condition. The Group’s businesses, including Pharmaceuticals, Vaccines and Consumer Healthcare, may be particularly sensitive to declines in consumer or government spending. In addition, further or renewed declines in asset prices may result in a lower return on the Group’s financial investments and may cause the value of the Group’s investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans. See Note 28 to the financial statements, ‘Pensions and other post-employment benefits’ for a discussion of the investment strategy and general pension overview.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates.

Managing alliances and acquisitions

Risk description: Risks from alliances and acquisitions

As part of the Group’s strategy to diversify into new product areas and markets, the Group has grown, and expects to continue to grow, in part through acquisitions and business alliances. There is intense competition for alliance and acquisition candidates in the pharmaceutical industry, and, as such, the Group may be unable to make these deals on acceptable terms or at all. In acquiring or forming alliances with companies, the Group may assume significant debt, become subject to unknown or contingent liabilities or fail to realise the benefits expected from these transactions. For example, most pharmaceutical or biotech companies, including those that the Group may consider acquiring, are involved in patent disputes, product liability litigation, government investigations and other legal proceedings whose outcome is subject to considerable uncertainty.

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

Compliance with financial reporting and disclosure requirements

Risk description: Risk associated with financial reporting and disclosure and changes to accounting standards

New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect the Group’s financial results.

Under International Financial Reporting Standards, changes in the market valuation of certain financial instruments are required to be reflected in the Group’s reported results before those gains or losses are actually realised. This could have a significant impact on the income statement in any given period. Accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the Group entity that owns the inventory.

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

Compliance with tax law and managing treasury investments

Risk description: Risk that as the Group’s business models and tax law and practice change over time, the Group’s existing tax policies and operating models are no longer appropriate, or that significant losses arise from treasury investments

The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than that applied in the UK. In addition, many jurisdictions such as the UK, Belgium and the USA currently offer regimes that encourage innovation and new scientific endeavours by providing tax incentives, for example R&D tax credits, and lower tax rates on income derived from patents.

Furthermore, given the scale and international nature of the Group’s business, intra-group transfer pricing is an inherent tax risk as it is for other international businesses. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on intra-group debt, could impact the Group’s effective tax rate and materially and adversely affect its financial results.

The tax charge included in the financial statements is the Group’s best estimate of its tax liability, but until such time as audits by tax authorities are concluded, there is a degree of uncertainty regarding the final tax liability for the period. The Group’s policy is to submit tax returns within the statutory time limits and engage with tax authorities to ensure that the Group’s tax affairs are as current as possible, and that any differences in the interpretation of tax legislation and regulation are resolved as quickly as possible. In exceptional cases where matters cannot be settled by agreement with tax authorities, the Group may have to resolve disputes through formal appeals or other proceedings.

For example, in October 2012, the Supreme Court of Canada delivered its decision on an appeal in respect of the Group’s transfer pricing, as discussed in Note 14 to the financial statements, ‘Taxation’. The Group, like other international businesses, is also subject to a range of other duties and taxes for which it incurs similar types of risk.

The Group deals in high value transactions on a frequent basis which may result in an increased risk of financial loss due to the mismanagement of cash or entering into high risk positions on hedge transactions, any of which could materially and adversely affect the Group’s financial results.

Compliance with anti-bribery and corruption legislation

Risk description: Risk of failing to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption and comply with anti-corruption legislation

The Group’s extensive and increasingly international operations may give rise to possible claims of bribery and corruption. The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply with applicable legislation such as the US Foreign Corrupt Practices Act and the UK Bribery Act, or similar legislation in other countries, could expose the Group and senior officers to civil and criminal sanction.

This could potentially include fines, prosecution, debarment from public procurement and reputational damage, all of which could materially and adversely affect the Group’s financial results.

Potential litigation

Risk description: Risk of substantial adverse outcome of litigation and government investigations

Note 44 to the financial statements, ‘Legal proceedings’, contains a discussion of material proceedings and governmental investigations currently involving the Group which, if proven, could give rise to civil and/or criminal liabilities. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. As an example, in 2012, the Group entered into a settlement agreement with the US federal government resulting in a payment of US$3 billion by the Group. The Group has made provisions related to such legal proceedings and investigations, which have reduced its earnings.

In the future, the Group may also make additional significant provisions related to legal proceedings and investigations which would reduce its earnings. In many cases, the Group believes that it is the practice of the plaintiff bar to claim damages in amounts that bear no reasonable relationship to the underlying harm allegedly caused by the Group’s products or its actions. Accordingly, it may be potentially misleading for the Group to quantify, based on the amount of damages claimed, its potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements. ‘Legal proceedings’.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost, and reduced the capacity, of insurers to provide coverage for pharmaceutical companies generally, including the Group.

Product liability litigation

Pre-clinical and clinical trials are conducted during the development of potential pharmaceutical, vaccine and consumer healthcare products to determine the safety and efficacy of the products for use by humans following approval by regulatory authorities. Notwithstanding the efforts the Group makes to determine the safety of its products through regulated clinical trials, unanticipated side effects may become evident only when drugs and vaccines are widely introduced into the marketplace.

In other instances, third-parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding the safety of pharmaceutical, vaccine or consumer healthcare products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a substantial number of product liability lawsuits, including class actions, that involve significant claims for damages related to the Group’s pharmaceutical and consumer healthcare products. Litigation, particularly in the US, is inherently unpredictable. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open ended exposure and thus could materially and adversely affect the Group’s financial results.

In some cases, the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, even in the absence of regulatory action.

Anti-trust litigation

In the USA, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. In the USA and Europe, regulatory authorities have continued to challenge as anti-competitive so-called “reverse payment” settlements between innovator (branded) and generic drug manufacturers. The US Supreme Court is currently reviewing the legality of such settlement agreements. The Group may also be subject to other anti-trust litigation involving competition claims unrelated to patent infringement and prosecution. A successful anti-trust claim by a private party or government entity against the Group could materially and adversely affect the Group’s financial results.

Sales and marketing litigation

The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and criminal legal proceedings brought against the Group by governmental entities at the federal and state levels and by private plaintiffs. As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, conduct of the Group may be called into question.

In the USA, for example, the Group settled a number of federal and state investigations into the marketing of certain of its products and entered into a CIA with the federal government relating to the Group’s marketing and promotion of its products in the USA.

While the Group reached agreement in 2012 to resolve certain federal and state governmental investigations into the pricing, marketing and reimbursement of its prescription drug products, as detailed in Note 44 to the financial statements, ‘Legal proceedings’, additional related state investigations that have been initiated on the basis of the same factual claims could result in restitution or civil litigation on behalf of state governments, and could also result in related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect to each violation of law. The conduct of the Group could result in additional investigations in the future by the US federal and state governments and similar civil litigation. Any of these consequences could materially and adversely affect the Group’s financial results.

Managing environmental, health, safety and sustainability compliance

Risk description: Risk of ineffectively managing environment, health, safety, and sustainability (‘EHSS’) objectives and requirements

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites.

Failure to manage properly the environmental risks could result in additional remedial costs that may materially and adversely affect the Group’s financial results. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of environmental related proceedings in which the Group is involved. The Group routinely accrues amounts related to its liabilities for such matters.

The impact of this risk, should the risk occur, could lead to significant harm to people, the environment and communities in which the Group operates and the failure to meet stakeholder expectations and regulatory requirements.

Concentration of sales to wholesalers

Risk description: Risk from the Group’s sale of products to a small number of wholesalers

In the USA, similar to other pharmaceutical and vaccine companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 81 % of the Group’s US Pharmaceuticals and Vaccines turnover in 2012.

At 31 December 2012, the Group had trade receivables due from these three wholesalers totalling £815 million (31 December 2011 - £934 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more are affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

Protecting our information

Risk description: Risk of exposing business critical or sensitive data due to inadequate data governance or information systems security

The Group relies on critical and sensitive data, such as corporate strategic plans, personally identifiable information, trade secrets and intellectual property, to drive planning and operations. Security of this type of data is exposed to escalating external threats that are increasing in sophistication and changing from a goal of disruption to being financially or politically motivated.

Failure to implement appropriate safeguards to adequately protect against any unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of this critical or sensitive data may adversely impact the Group’s ability to maintain patent rights and competitive advantages and may result in legal non-compliance resulting in fines and penalties or inability to sell product in a particular market.

Item 4. Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Acquisitions and disposals” on pages 188 to 192

of the GSK Annual Report 2012 is incorporated herein by reference.

4.B	Business overview

•	See Item 3D “Risk factors” above;

In addition, the information set forth under the headings:

•	“GSK in 2012” on page 1;

•	“Chairman’s statement” on page 2;

•	“CEO’s review” on pages 3 to 4 (excluding the information in the second paragraph under the heading “Outlook” on page 4);

•	“How we performed” on pages 6 to 7;

•	“What we do” on page 8;

•	“Where we do it” on page 9;

•	“How we create value” on pages 10 to 11;

•	“Our market” on pages 12 to 15 (excluding the information in the second paragraph under the heading “Outlook” on page 15);

•	“How we deliver” on pages 16 to 17;

•	“Deliver more products of value” on pages 30 to 31;

•	“Investment in R&D” on page 32;

•	“Pharmaceuticals R&D” on pages 33 to 36;

•	“Vaccines R&D” on pages 37 to 38;

•	“Consumer Healthcare R&D” on page 39;

•	“Late stage pipeline summary” on pages 40 to 41;

•

“Simplify the operating model” on pages 42 to 47 (excluding the information in the third sentence in the paragraph under the heading “Sales growth” on page 46 and the second sentence in the paragraph under the heading “Earnings per share” on page 46);

•	“Responsible business” on pages 49 to 54

•	“Acquisitions and disposals” on pages 188 to 192;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 230; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2012 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 43 Principal Group companies” on pages 207 to 209

of the GSK Annual Report 2012 is incorporated herein by reference.

4.D	Property, plants and equipment

The information set forth under the headings:

•	“Note 6 – Segment information” on pages 151 to 155; and

•	“Note 17 – Property, plant and equipment” on pages 163 to 164 of the GSK Annual Report 2012 is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Grow a diversified global business” on pages 18 to 29;

•	“Financial review 2012” on pages 55 to 61 and 63 to 65;

•	“Financial review 2011” on pages 72 to 74 and 76 to 77; and

•	“Financial record - Quarterly trend” on pages 232 to 236

of the GSK Annual Report 2012 is incorporated herein by reference.

The following tables reconcile total results to core results. References in the GSK Annual Report 2012 to the reconciliations on page 62 or page 75 of that report should be read to refer to the information in these tables.

2012, 2011 AND 2010 RECONCILIATION OF TOTAL RESULTS TO CORE RESULTS

Core results reconciliation

Year ended 31 December 2012

	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal costs £m		Other operating income £m	Acquisition adjust- ments £m		Total results £m
Gross profit	19,353	(378)		(309)		(128)					(1)		18,537

Operating profit	8,330	(477)		(693)		(557)		(436)		1,254	(29)		7,392

Profit before taxation	7,635	(477)		(693)		(558)		(436)		1,254	(33)		6,692

Profit after taxation	5,771	(332)		(497)		(843)		(286)		964	(33)		4,744

Earnings per share	112.7p	(6.8	)p	(7.3	)p	(17.4	)p	(5.8	)p	18.2p	(0.7	)p	92.9p

Weighted average number of shares (millions)	4,912												4,912

The following adjustments are made in arriving at core gross profit
Cost of sales	(7,078)	(378)		(309)		(128)					(1)		(7,894)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,855)					(418)		(436)		(2)	(28)		(8,739)
Research and development	(3,474)	(99)		(384)		(11)							(3,968)
Other operating income										1,256			1,256

The following adjustments are made in arriving at core profit before taxation
Net finance costs	(724)					(1)					(4)		(729)

The following adjustments are made in arriving at core profit after taxation
Taxation	(1,864)	145		196		(285)		150		(290)			(1,948)

Core results reconciliation Year ended 31 December 2011

	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal costs £m		Other operating income £m	Total results (restated) £m
Gross profit	20,128	(304)		(12)		(73)					19,739

Operating profit	8,803	(441)		(109)		(590)		(157)		301	7,807

Profit before taxation	8,111	(441)		(109)		(592)		(157)		886	7,698

Profit after taxation	6,007	(304)		(68)		(478)		(135)		436	5,458

Earnings per share	115.5p	(6.0	)p	(1.4	)p	(9.5	)p	(2.7	)p	8.7p	104.6p

Weighted average number of shares (millions)	5,028										5,028

The following adjustments are made in arriving at core gross profit
Cost of sales	(7,259)	(304)		(12)		(73)					(7,648)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,956)					(397)		(157)			(8,510)
Research and development	(3,678)	(137)		(97)		(97)					(4,009)
Other operating income						(23)				301	278

The following adjustments are made in arriving at core profit before taxation
Net finance costs	(707)					(2)					(709)
Profit on disposal of interests in associates										585	585

The following adjustments are made in arriving at core profit after taxation
Taxation	(2,104)	137		41		114		22		(450)	(2,240)

Core results reconciliation

Year ended 31 December 2010

	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal costs £m		Other operating income £m	Total results (restated) £m
Gross profit	20,987	(295)		(11)		(187)					20,494

Operating profit	9,497	(428)		(137)		(1,345)		(4,001)		197	3,783

Profit before taxation	8,866	(428)		(137)		(1,348)		(4,001)		205	3,157

Profit after taxation	6,600	(292)		(98)		(1,108)		(3,401)		152	1,853

Earnings per share	125.5p	(5.7	)p	(1.9	)p	(21.8	)p	(66.9	)p	2.9p	32.1p

Weighted average number of shares (millions)	5,085										5,085

The following adjustments are made in arriving at core gross profit
Cost of sales	(7,405)	(295)		(11)		(187)					(7,898)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(8,081)					(665)		(4,001)			(12,747)
Research and development	(3,705)	(133)		(126)		(493)					(4,457)
Other operating income										197	197

The following adjustments are made in arriving at core profit before taxation
Net finance costs	(712)					(3)					(715)
Profit on disposal of interests in associates										8	8

The following adjustments are made in arriving at core profit after taxation
Taxation	(2,266)	136		39		240		600		(53)	(1,304)

5.B	Liquidity and capital resources

The information set forth under the heading:

•	“Financial position and resources” on pages 66 to 71;

of the GSK Annual Report 2012 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Our market-Intellectual property and trademarks” on page 15;

•	“Our market-Competition” on page 15;

•	“Deliver more products of value” on pages 30 to 31;

•	“Investment in R&D” on page 32;

•	“Pharmaceuticals R&D” on pages 33 to 36;

•	“Vaccines R&D” on pages 37 to 38;

•	“Consumer Healthcare R&D” on page 39;

•	“Late stage pipeline summary” on pages 40 to 41;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 225 to 228;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 230; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2012 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading:

•	“Financial review 2012” on pages 55 to 61 and 63 to 65; and

•	“Financial record - Quarterly trend” on pages 232 to 236

of the GSK Annual Report 2012 is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 68

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 88 to 91; and

•	“Our Corporate Executive Team” on pages 92 to 93

of the GSK Annual Report 2012 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

•	“Remuneration report” on pages 109 to 136

of the GSK Annual Report 2012 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 94 to 108;

•	“Directors” on page 241;

•	“Directors’ conflicts of interest” on page 241;

•	“Independent advice” on page 241;

•	“Indemnification of Directors” on page 241; and

•	“Donations to political organisations and political expenditure” on page 242 of the GSK Annual Report 2012 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Note 9 – Employee costs” on page 157;

•	“Note 28 – Pensions and other post-employment benefits” on pages 172 to 179; and

•	“Five year record, Number of employees” on page 238

of the GSK Annual Report 2012 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 42 – Employee share schemes” on pages 203 to 206;

•	“Value earned from long term-term incentive awards” on page 112;

•	“Long-term incentive plans” on pages 117 to 119;

•	“Update on performance of ongoing awards” on pages 121 to 122;

•	“Directors’ interests” on page 129; and

•	“Long-Term Incentive plans” on pages 130 to 135;

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Share capital and control” on page 239;

•	“Interests in voting rights” on page 239;

•	“Change of control and essential contracts” on page 241; and

•	“Analysis of shareholdings at 31 December 2012” on page 244

of the GSK Annual Report 2012 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 186

of the GSK Annual Report 2012 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8. Financial Information

8.A	Consolidated Statements and Other Financial Information

See item 18 below

In addition, the information set forth under the headings:

•	“Dividends” on page 240;

•	“Dividends per share” on page 240;

•	“Dividend calendar” on page 240; and

•	“Note 44 – Legal proceedings” on pages 210 to 217

of the GSK Annual Report 2012 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading:

•	“Note 40 – Post balance sheet event” on page 193

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 9. The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 239;

•	“Share price” on page 239; and

•	“Nature of trading market” on page 240

of the GSK Annual Report 2012 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the heading:

•	“Nature of trading market” on page 240

of the GSK Annual Report 2012 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and articles of association

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

(b) Transfer of Ordinary Shares

Any shareholder may transfer his or her Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Directors may approve. Such instrument must be properly signed and stamped or certified (or otherwise shown to the satisfaction of the Directors as being exempt from stamp duty) and lodged with the company together with the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

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

The Articles contain no other restrictions on the transfer of fully paid certificated Ordinary Shares provided: (i) the instrument of transfer is duly stamped or certified or otherwise shown to the satisfaction of the Directors to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Directors may reasonably require; (ii) the transfer, if to joint transferees, is in favour of not more than four transferees; (iii) the instrument of transfer is in respect of only one class of shares; and (iv) the holder of the Ordinary Shares is not subject to an order under Section 794 of the Companies Act 2006. Notice of refusal to register a transfer must be sent to the transferee within two months of the instrument of transfer being lodged. The Directors may decline to register a transfer of Ordinary Shares by a person holding 0.25 per cent. or more of the existing Ordinary Shares if such person is subject to an order under Section 794 Companies Act 2006, after failure to provide the company with information concerning interests in those Ordinary Shares required to be provided under Section 793 of the Companies Act 2006, unless the transfer is carried out pursuant to an arm’s length sale.

Provisions in the Articles will not apply to uncertificated Ordinary Shares to the extent that they are inconsistent with:

(i)	the holding of Ordinary Shares in uncertificated form;

(ii)	the transfer of title to Ordinary Shares by means of a system such as CREST; and

(iii)	any provisions of the relevant regulations.

(c) Dividends and distribution of assets on liquidation

The profits of the company which are available for distribution and permitted by law to be distributed and which the company may by ordinary resolution from time to time declare, upon the recommendation of the Directors to distribute by way of dividend, in respect of any accounting reference period shall be distributed by way of dividend among holders of Ordinary Shares.

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

(e) Unclaimed dividends

All dividends or other sums payable on or in respect of any Ordinary Shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the company until claimed. Unless the Directors decide otherwise, any dividend or other sums payable on or in respect of any Ordinary Shares unclaimed after a period of 12 years from the date when declared or became due for payment will be forfeited and revert to the company. The company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any Ordinary Shares, if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the company must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the Ordinary Shares by transmission requests the resumption in writing.

(f) Untraced shareholders

The company may sell any Ordinary Shares in the company after advertising its intention and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless forfeited.

(g) Limitations on rights of non-resident or foreign shareholders

There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders except that there is no requirement for the company to serve notices on shareholders outside the United Kingdom and the United States, if no postal address in the United States or United Kingdom has been provided to the company.

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

10.C	Material contracts

Not applicable.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 239 of the GSK Annual Report 2012 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on pages 243 to 244

of the GSK Annual Report 2012 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 241

of the GSK Annual Report 2012 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on pages 70 to 71; and

•	“Note 41 – Financial instruments and related disclosures” on pages 194 to 203 of the GSK Annual Report 2012 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

The table below sets forth the amount of such payments received during 2012 and 2013 in respect of the year ended 31 December 2012 and such payments claimed but not yet received in respect of the year ended 31 December 2012 as well as such payments received during 2012 in respect of the year ended 31 December 2011.

Direct and indirect payments by the depositary	Received in Respect of 2011	Received in Respect of 2012	Claimed in Respect of 2012 But Not Yet Received
Reimbursement of NYSE listing fees	—	$357,807.00	—
Reimbursement of legal fees claimed in U.S. dollars	$240,000.00	$210,000.00	—
Reimbursement of legal fees claimed in Sterling	£23,322.20	£17,478.00	£22,040.54
Reimbursement of PCAOB fees	—	—	$163,600.00
Reimbursement of Annual Report production costs(1)	£36,410.00	£212,032.21	—
Reimbursement of investor relations expenses(2)	$138,683.26	$612,000.00	$355,523.07
Distribution of annual general meeting materials	—	$530,034.27	—
Tabulation of voting instructions cards	—	$591.24	—
Reimbursement of other programme-related expenditures claimed in U.S. Dollars	—	$10,735.93	—
Reimbursement of other programme-related expenditures claimed in Sterling	—	—	—

(1)	Annual Report production costs include SEC filing fees.
(2)	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

The information set forth under the heading:

•	“Accountability” on pages 100 to 102

of the GSK Annual Report 2012 is incorporated herein by reference.

US law and regulation

A number of provisions of US law and regulation apply to the company because the our shares are quoted on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that we explain any significant variations. This explanation is contained in our Form 20-F filing, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website. NYSE rules that came into effect in 2005 require us to file annual and interim written affirmations concerning the Audit & Risk Committee and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2012, the Committee met 10 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, please refer to pages 90 and 91 of the GSK Annual Report 2012. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F;

•	based on their knowledge, the Annual Report and Form 20-F contain no material misstatements or omissions;

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

•

they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2012.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31 December 2012, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on 8 March 2013.

Section 404: Management’s annual report on internal control over financial reporting.

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

•

management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•

management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2012 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

•

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2012, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found in Item 18 below.

Item 16. [Reserved]

Item 16.A Audit committee financial expert

The information set forth under the heading:

•	“Our Board” on pages 88 and 90 to 91;

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 16.B Code of Ethics

The information set forth under the heading:

•	“Code of conduct and reporting lines” on page 105

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 16.C Principal Accountant Fees and Services

The information set forth under the heading:

•	“Non-audit services“on page 105;

•	“Provision of non-audit services” on page 105; and

•	“Note 8 – Operating profit” on page 156

of the GSK Annual Report 2012 is incorporated herein by reference.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information set forth under the heading:

•	“Note 33 – Share capital and share premium account” on page 183 of the GSK Annual Report 2012 is incorporated herein by reference.

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

As a Company listed on the London Stock Exchange, GlaxoSmithKline is required to comply with the UK Listing Authority’s Listing Rules (the “Listing Rules”) and to report non-compliance with the UK Corporate Governance Code (the “UK Code”).

The table below discloses differences between GlaxoSmithKline’s current domestic corporate governance practices, which are based on the UK Code, and the NYSE corporate governance standards, applicable to US companies.

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
Director Independence
1.	Listed companies must have a majority of independent directors.

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Code which was issued in June 2010.

The UK Code provides that the board of directors of GlaxoSmithKline (the “Board”) and its committees should have the appropriate balance of skills, experience, independence and knowledge of the company to enable them to discharge their respective duties and responsibilities effectively (B.1). The Board should include an appropriate combination of Executive and Non-Executive Directors (and, in particular, independent Non-Executive Directors) such that no individual or small group of individuals can dominate the Board’s decision taking (B.1). At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent (B.1.2). The roles of Chairman and Chief Executive should not be exercised by the same individual. The division of responsibilities between the Chairman and Chief Executive should be clearly established, set out in writing and agreed by the Board (A.2.1).

The Board considers that Professor Sir Roy Anderson, Dr Stephanie Burns, Stacey Cartwright, Sir Crispin Davis, Lynn Elsenhans, Judy Lewent, Sir Deryck Maughan, Dr Daniel Podolsky, Tom de Swaan, Jing Ulrich and Sir Robert Wilson, are “independent” for the purpose of the UK Code.

A majority of the Board members are “independent” Non-Executive Directors and, in accordance with the recommendations of the UK Code, the Board has appointed one of the “independent” Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Non-Executive Directors where necessary (A.4.1). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

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

(iii)   (A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or

GlaxoSmithKline complies with the corresponding domestic requirements contained in the UK Code, which sets out the principles for the Company to determine whether a director is “independent”.

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

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are independent in accordance with the UK Code.

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

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2012, and intends to comply with this requirement at its 2013 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company (B.6.2). The Company conducted an internally facilitated evaluation in 2012.

The UK Code provides that all Directors should receive an induction on joining the Board (B.4). The Chairman should regularly review and agree with each Director their training and development needs (B.4.2). GlaxoSmithKline complied with this requirement.

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that the Chairman of GlaxoSmithKline should hold meetings with the Non-Executive Directors without executives present. The Non-Executive Directors, led by the Senior Independent Director, also meet without the Chairman present to appraise the Chairman’s performance (A.4.2).

The UK Code provides that the should Chairman promote a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors (A.3) and, in particular, ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of shareholders’ concerns (E.1).

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

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (B.2.1).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board (B.2.1). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board and appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management.

In compliance with the UK Code, the terms and conditions of appointment of Non-Executive Directors are available for inspection (B.3.2).

The UK Code requires that a separate section in the Company’s Annual Report describe the work of the Nominations Committee in discharging its duties, including the process it has used in relation to Board appointments (B.2.4). GlaxoSmithKline has complied with this requirement.

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

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Remuneration Committee that is comprised of at least three “independent” Non-Executive Directors in addition to the Chairman (D.2.1).

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

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors).

The UK Code provides that the Remuneration Committee:

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

The UK Code requires that payouts under incentive schemes should be subject to challenging performance criteria, including non-financial performance criteria where appropriate and compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include share options or other performance-related elements (D.1.3).

Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which require that GlaxoSmithKline have an Audit Committee that is comprised entirely of “independent” Non-Executive Directors (C.3.1). The Board also satisfies itself, in line with the UK Corporate Governance Code, that at least one member of the Audit Committee has recent and relevant financial experience.

The UK Code provides that the Audit Committee:

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

The Board has determined that Tom de Swaan, Judy Lewent and Stacey Cartwright all have the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

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

(ii)     an annual performance evaluation of the audit committee; and

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which require that the Audit Committee should be comprised of a minimum of three “independent” Non-Executive Directors.

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website (C.3.3). The Committee’s main responsibilities include reviewing the financial reporting process, the system of internal control and overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports.

The UK Code requires that a separate section in the Company’s Annual Report describes the work of the Committee in discharging its duties (C.3.3).

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

(G)    set clear hiring policies for employees or former employees of the independent auditors; and

(H)    report regularly to the board of directors.

(c) Each listed company must have an internal audit function.
8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that the Company must seek shareholder approval for employee share schemes (D.2.4 and Listing Rule 9.4). Please see section 5(d) above.

Corporate governance guidelines

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2012 Annual Report.

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.

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

Item 16H Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on pages 140;

•	“Consolidated statement of comprehensive income” on pages 140;

•	“Consolidated balance sheet” on page 141;

•	“Consolidated statement of changes in equity” on page 142;

•	“Consolidated cash flow statement” on page 143; and

•	“Notes to the financial statements” on pages 144 to 217

of the GSK Annual Report 2012 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and, consolidated statements of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ’Managements annual report on internal control over financial reporting’ included in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed)

London, United Kingdom

8 March 2013

Item 19 Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.2	Amended and Restated Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to “Note 43 – Principal Group companies” on pages 207 to 209 of the GSK Annual Report 2012 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2*	GSK Annual Report 2012.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2012 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 8, 2013	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer