Form 20-F
period 2013-12-31
GLAXOSMITHKLINE PLC
filed 2014-02-28
CIK 1131399

As filed with the Securities and Exchange Commission on February 28, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15170

GlaxoSmithKline plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

980 Great West Road, Brentford, Middlesex TW8 9GS England

(Address of principal executive offices)

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange
0.750% Notes due 2015 0.700% Notes due 2016 1.500% Notes due 2017 5.650% Notes due 2018 2.850% Notes due 2022 2.800% Notes due 2023 6.375% Notes due 2038 4.200% Notes due 2043	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,342,206,696

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    No   ☐

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2013 Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2013” included as exhibit 15.2 to this Form 20-F dated and submitted on February 28, 2014 (the “GSK Annual Report 2013”).

All references in this Form 20-F to “GlaxoSmithKline,” the “Group,” “GSK,” “we” or “our” mean GlaxoSmithKline plc and its subsidiaries; the “company” means GlaxoSmithKline plc.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading.

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on the inside front cover, “Directors’ Report” on page 95, “Directors’ statement of responsibilities” on pages 128 and 211, “Share buy-back programme” on page 242, “Annual General Meeting 2014” on page 245, “Financial reporting calendar”, “Results announcements” and “Financial reports” on page 246, “Section 13(r) of the US Securities Exchange Act” on page 248, “Registrar” on page 249, “ADR Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Share scam alert”, “Corporate Responsibility Report” and “Contacts” on page 250 and “Glossary of terms” on page 251 in each case of the GSK Annual Report 2013 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2013 incorporated by reference herein, namely the Directors’ Report (for which see page 95 thereof), the Strategic Report (pages 2 to 74 thereof, portions of which are incorporated by reference as described below) and the Remuneration Report (pages 96 to 126 thereof). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2013 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2013 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2013 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 222 to 224 of the GSK Annual Report 2013 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk factors

Principal risk factors and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The factors below are those that we believe could cause our actual results to differ materially from expected and historical results.

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products are critical to our ability to maintain or increase overall sales.

Developing new pharmaceutical and vaccine products is a costly, lengthy and uncertain process, however, and a product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products or to develop additional uses for existing products could materially and adversely affect our financial results.

We must also adapt to and comply with a broad range of laws and regulations. These requirements apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer Healthcare Products, and affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so.

Moreover, as rules and regulations change, and governmental interpretation of those rules and regulations evolves, the nature of a particular risk may alter. Changes to certain regulatory requires, such as the US healthcare system, may be substantial. Any change in, and any failure to comply with, applicable law and regulation could materially and adversely affect our financial results.

Similarly, our business exposes us to litigation and government investigations, including but not limited to product liability litigation, antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results. More detail on the status and various uncertainties involved in the significant unresolved disputes and potential litigation is set out in Note 44, ‘Legal proceedings,’ on pages 204 to 210 of the GSK Annual Report 2013.

The principal risk factors and uncertainties are not listed in order of significance.

Failure to appropriately collect, review, follow up, or report adverse events from all potential sources. This could compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/analyses, as appropriate.

Risk impact

The impacts of the risk include potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare Products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third-parties who may analyse publicly available clinical trial results.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve significant claims for damages related to our products. Litigation, particularly in the US, is inherently unpredictable. Class actions that seek to sweep together all persons who were prescribed our products increase the potential liability. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure and thus, could materially and adversely affect the Group’s financial results.

Failure to appropriately secure and protect intellectual property rights.

Risk impact

Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in those markets. Absence of adequate patent or data exclusivity protection could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely affect our financial results.

Context

As an innovative Pharmaceutical, Vaccine and Consumer Healthcare Products company, we seek to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to our business strategy and success. Pharmaceutical and Vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of the product but may face technological or regulatory barriers to marketing.

We operate in markets where intellectual property laws and patent offices are still developing and where governments may be unwilling to grant or enforce intellectual property rights in a fashion similar to more developed regions such as the EU, Japan and the USA. Some developing countries have reduced, or threatened to reduce, effective patent protection for Pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers.

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the USA where we have our highest turnover and margins, typically leads to a dramatic loss of sales and reduces our revenues and margins for our proprietary products. In 2013, we had 10 Pharmaceutical and Vaccine products with over £500 million in annual global sales. For certain of these products, there is generic competition in the USA and some markets in Europe. We may also experience an impact on sales of one of our products due to the expiry or loss of patent protection for a product marketed by a competitor in a similar product class or for treatment of a similar disease condition.

We depend on certain key products for a significant portion of our sales. The timing and impact of entry in the USA and major markets in Europe for a ‘follow-on’ product to Seretide/Advair is uncertain. The US patent for compositions containing the combination of active substances in Seretide/ Advair expired during 2010, although the US patent on a component of the Advair Diskus device continues until August 2016. We are not able to predict when a generic competitor to Seretide / Advair may enter the US market.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Their efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe our patents. As a result, we are and may continue to be involved in legal proceedings involving patent challenges, which may materially and adversely affect our financial results. Moreover, in the USA, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim by a private party or government entity could materially and adversely affect our financial results.

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages 229 to 231. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’, on pages 204 to 206 of the GSK Annual Report 2013.

Failure to ensure product quality throughout manufacturing and distribution processes resulting in non-compliance with good manufacturing practice (GMP) and regulations.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of the health of patients and customers, product recalls, potential damage to our reputation, as well as regulatory, legal, and financial consequences, which could materially and adversely affect our financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products at the point of use. A failure to ensure product quality is an enterprise risk which is applicable across all of our business activities. Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with GMP, accuracy of labelling, reliability and security of the supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, particularly around security of supply, good distribution practice and product standards.

Failure to deliver a continuous supply of compliant finished product.

Risk impact

Any interruption of supply or exclusion from healthcare programmes could impact patient access to our products, expose us to litigation or regulatory action and materially and adversely affect our financial results. In particular, the incurring of fines or disgorgement as a result of noncompliance with manufacturing practice regulations could also materially and adversely affect the Group’s financial results and result in reputational damage.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our licence to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and revocation of our licence to operate pending resolution of manufacturing or logistics issues.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities and components necessary for the manufacture and packaging of many of our Pharmaceutical, Vaccine and Consumer Healthcare Products. Some of the third-party services procured, such as services provided by clinical research organisations to support development of key products, are important to the continuous operation of our businesses. Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites and to logistics.

The failure of a small number of single-source, third-party suppliers or service providers to fulfil their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption of logistics and manufacturing sites may result in delays or service interruptions.

Failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results.

Context

New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect our financial results.

The Group is also required by the laws of various jurisdictions to publicly disclose its financial results, and regulators routinely review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements there is potential for restatements of previously reported results and we could be subject to significant penalties.

Failure to comply with tax law or significant losses due to treasury activities.

Risk impact

Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on intra-group debt, could impact our effective tax rate. Significant losses may arise from Treasury activities through inconsistent application of Treasury policies, dealing or settlement errors, or counterparty defaults. Any such changes in tax laws or their application, failure to comply with tax law or significant losses due to treasury activities could materially and adversely affect our financial results.

Context

The Group’s Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis.

The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than the UK. In addition, many jurisdictions currently offer regimes that encourage innovation and investment in science by providing tax incentives, such as R&D tax credits and lower tax rates on income derived from patents. Furthermore, as an international business, we face risks associated with intra-group transfer pricing.

The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities. We submit tax returns according to statutory time limits and engage tax authorities to help ensure our tax affairs are current. In exceptional cases where matters cannot be settled by agreement with tax authorities, we may have to resolve disputes through formal appeals or other proceedings. As an international business, we are also subject to a range of other duties and taxes carrying similar types of risk.

There is an increased focus on the tax position of multinational businesses, as a consequence of the challenging economic environment and the priority placed by the G20 on addressing allegations of tax avoidance. We have seen some increase in audits as governments seek to raise revenues, both from corporate taxes and above the line taxes such as customs duties.

Failure to foster a culture within the Group in which bribery and corruption are unacceptable; adopt measures and embed procedures to prevent bribery and corruption by employees, complementary workers and through third party interactions; investigate allegations of bribery and corruption and remediate issues identified; and comply with applicable anti-bribery and corruption (ABAC) legislation.

Risk impact

Failure to comply with applicable local and international ABAC legislation could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability, as well as damage the Group’s reputation, shareholder value, and our licence to operate, all of which could materially and adversely affect our financial results.

Context

Like other large organisations, the Group faces the risk of fraud by members of staff. The nature, scale and geography of our international business activities increase the possibility of this bribery and corruption risk. Additionally, the healthcare industry is highly regulated, and some of our overseas markets, such as our operations in emerging markets, are more susceptible to bribery and corruption risks.

Failure to engage in commercial and/or scientific activities that are consistent with the letter and spirit of legal, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals (HCPs) and patients; and legitimate and transparent transfer of value.

Risk impact

Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the benefit: risk profile of our medicines and possibly suboptimal treatment of patients. Any of these consequences could materially and adversely affect our financial results. Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with key stakeholders.

Context

The Group disseminates information about its products through both promotion and non-promotional Scientific Engagement. The latter is the interaction and exchange of information between the Group and partners and external communities in order to advance scientific and medical understanding including the appropriate development and use of our products; the management of disease; and patient care. It is distinct from promotional activities which may take place only after authorisation of a new product or indication, and must be conducted strictly in accordance with promotional laws, codes and the Group’s Policy.

There are legal, regulatory, financial and reputational risks for the Group if these activities are, or are perceived to be, exceeding their proper boundaries or inappropriately influencing HCPs. In 2012, we paid $3 billion to resolve government investigations in the USA focused in large part on promotional practices.

Failure to protect and inform patients involved in human clinical trial research; conduct objective, ethical preclinical and clinical trials using sound scientific principles; guarantee the integrity of discovery, preclinical, and clinical development data; manage human biological samples according to established ethical standards and regulatory expectations; treat animals ethically and practice good animal welfare; appropriately disclose human subject research for medicinal products; and ensure the integrity of our regulatory filings and of the data that we publish.

Risk impact

The impacts of the risk include harm to patients, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings (product liability suits and claims for damages), and regulatory action such as fines, penalties or loss of product authorisation, which could materially and adversely affect our financial results.

Context

Research relating to animals and humans can raise ethical concerns. While we attempt to proactively address this, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is tested in humans, which is generally mandated by regulators and ethically imperative. Animal research can also provide critical information about the causes of diseases and how they develop. Some countries require additional animal testing even when medicines have been approved for use elsewhere.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products.

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting and storage and retrieval. Our research data is governed by legislation and regulatory requirements.

Research data and supporting documents are core components at various stages of pipeline progression decision-making and also form the content of regulatory submissions. Poor data integrity can compromise our research efforts.

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Currently, rapid changes in submission requirements in developing countries are increasing the complexity of meeting regulatory requirements.

Failure to ethically manage environment, health and safety and sustainability (EHSS) consistent with the Group’s objectives, policies and relevant laws and regulations.

Risk impact

Failure to manage EHSS risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose actual and potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites.

Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 44 to the financial statements, ‘Legal proceedings’, on pages 204 to 210 of the GSK Annual Report 2013, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

Risk to the Group’s business activity if critical or sensitive computer systems or information are not available when needed, are accessed by those not authorised, or are deliberately changed or corrupted.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in our inability to maintain patent rights, loss of commercial or strategic advantage, damage to our reputation or business disruption including litigation or regulatory sanction and fines, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, sensitive personally identifiable information, intellectual property, manufacturing systems and trade secrets. There is the potential that malicious or careless actions expose our computer systems or information to misuse or unauthorised disclosure.

Inability to recover and sustain critical operations following a disruption or to respond to a crisis incident in a timely manner regardless of cause.

Risk impact

Failure to manage crisis and continuity management (CCM) effectively can lead to prolonged business disruption, greater damage to the Group’s assets, and risk of a medicine’s supply disruption to patients and could materially and adversely affect our financial results. Delays to R&D activities and delivery of our products to consumers and patients who rely on them could also expose us to litigation or regulatory action, materially and adversely affect our financial results and lead to reputational damage.

Context

Patients, consumers and healthcare professionals rely on our products being readily available when needed even in the event of a crisis. Our international operations, and those of our partners, maintain a vast global footprint exposing our people, facilities, operations and information technology to potential disruption resulting from a natural event (eg storm or earthquake), a man-made event (eg civil unrest, terrorism), or a global emergency (eg global public health emergency).

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 181 to 186

of the GSK Annual Report 2013 is incorporated herein by reference.

4.B	Business overview

•	See Item 3D “Risk factors” above;

In addition, the information set forth under the headings:

•	“Overview of 2013” on the inside front cover;

•	“Chairman’s statement” on pages 2 and 3;

•	“Our CEO’s Review of the year” on pages 4 and 5 (excluding the information in the first paragraph under the heading “Outlook” on page 5);

•	“Business overview” on pages 6 and 7

•	“The global context” on pages 8 to 11;

•	“Our business model” on pages 12 and 13;

•	“Our strategic priorities “ on pages 14 and 15, (excluding the information in the first paragraph under the heading “Outlook” on page 15);

•	“How we performed” on pages 16 and 17;

•	“Risk management,” “Global risk management” and “Risk management within the business” on pages 18 and 19;

•	“Deliver” on pages 32 and 33;

•	“Pipeline progress” on pages 34 and 35;

•	“Investment in R&D” on page 36;

•	“Pharmaceuticals R&D” on pages 37 to 39;

•	“Vaccines R&D” on pages 40 to 41;

•	“Consumer Healthcare R&D” on page 42;

•	“Pipeline progress” on page 43;

•	“Simplify” on pages 44 to 49, (excluding the information in the final sentence in the paragraph under the heading “Sales growth” on page 48 and the second paragraph under the heading “Earnings per share” on page 48);

•	“Responsible business” on pages 50 to 57;

•	“Note 38 – Acquisitions and disposals” on pages 181 to 186;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 231; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2013 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 43 – Principal Group companies” on pages 202 to 203

of the GSK Annual Report 2013 is incorporated herein by reference.

4.D	Property, plants and equipment

The information set forth under the headings:

•	“Note 6 – Segment information” on pages 143 to 147; and

•	“Note 17 – Property, plant and equipment” on pages 155 and 156 of the GSK Annual Report 2013 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Grow” on pages 20 to 31;

•	“Financial review” on pages 58 to 64 and 66 to 68; and

•	“Financial record – Quarterly trend” on pages 218 and 219

of the GSK Annual Report 2013 is incorporated herein by reference.

The following tables reconcile total results to core results. References in the GSK Annual Report 2013 to the reconciliations on page 65 of that report should be read to refer to the information in these tables.

Core results reconciliation – 31 December 2013
	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Acquisition accounting and other £m	Total results £m
Gross profit	18,956	(450)		(408)		(178)					17,920
Operating profit	8,015	(547)		(739)		(517)		(252)		1,068	7,028
Profit before taxation	7,366	(547)		(739)		(523)		(252)		1,342	6,647
Profit after taxation	5,671	(398)		(513)		(378)		(243)		1,489	5,628
Earnings per share	112.2p	(8.2	)p	(10.7	)p	(7.8	)p	(5.0	)p	32.0p	112.5p
Weighted average number of shares (millions)	4,831										4,831
The following adjustments are made in arriving at core gross profit
Cost of sales	(7,549)	(450)		(408)		(178)					(8,585)
The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,928)					(300)		(252)			(8,480)
Research and development	(3,400)	(97)		(331)		(39)				(56)	(3,923)
Other operating income	—									1,124	1,124
The following adjustments are made in arriving at core profit before tax
Net finance costs	(692)					(6)				(8)	(706)
Profit on disposal of interest in associates and joint ventures	—									282	282
The following adjustments are made in arriving at core profit after tax
Taxation	(1,695)	149		226		145		9		147	(1,019)

Core results reconciliation – 31 December 2012 (restated)
	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Acquisition accounting and other £m	Total results £m
Gross profit	19,322	(378)		(309)		(128)				(1)	18,506
Operating profit	8,238	(477)		(693)		(557)		(436)		1,225	7,300
Profit before taxation	7,543	(477)		(693)		(558)		(436)		1,221	6,600
Profit after taxation	5,705	(332)		(497)		(843)		(286)		931	4,678
Earnings per share	111.4p	(6.8	)p	(7.3	)p	(17.4	)p	(5.8	)p	17.5p	91.6p
Weighted average number of shares (millions)	4,912										4,912
The following adjustments are made in arriving at core gross profit
Cost of sales	(7,109)	(378)		(309)		(128)				(1)	(7,925)
The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,905)					(418)		(436)		(30)	(8,789)
Research and development	(3,485)	(99)		(384)		(11)					(3,979)
Other operating income										1,256	1,256
The following adjustments are made in arriving at core profit before tax
Net finance costs	(724)					(1)				(4)	(729)
The following adjustments are made in arriving at core profit after tax
Taxation	(1,838)	145		196		(285)		150		(290)	(1,922)

Core results reconciliation – 31 December 2011 (restated)
	Core results (restated) £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Other operating income £m	Acquisition adjustments £m	Total results (restated) £m
Gross profit	20,103	(304)		(12)		(73)						19,714
Operating profit	8,730	(441)		(109)		(590)		(157)		301		7,734
Profit before taxation	8,038	(441)		(109)		(592)		(157)		886		7,625
Profit after taxation	5,954	(304)		(68)		(478)		(135)		436		5,405
Earnings per share	114.5p	(6.0	)p	(1.4	)p	(9.5	)p	(2.7	)p	8.7p		103.6p
Weighted average number of shares (millions)	5,028											5,028
The following adjustments are made in arriving at core gross profit
Cost of sales	(7,284)	(304)		(12)		(73)						(7,673)
The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,993)					(397)		(157)				(8,547)
Research and development	(3,689)	(137)		(97)		(97)						(4,020)
Other operating income						(23)				301		278
The following adjustments are made in arriving at core profit before taxation
Net finance costs	(707)					(2)						(709)
Profit on disposal of interests in associates										585		585
The following adjustments are made in arriving at core profit after taxation
Taxation	(2,084)	137		41		114		22		(450)		(2,220)

Financial Review – 2012

Group performance

The following discussion compares results for the year to 31 December 2012 with the results for the year to 31 December 2011.

All growth rates included in the financial review are at constant exchange rates (CER) unless otherwise stated. CER growth is discussed on page 58 of the GSK Annual Report 2013 under the heading “CER growth”. The information set forth under this heading is incorporated by reference herein.

IAS 19 (Revised) has been implemented by GSK from 1 January 2013. The main effect is that the expected returns on pension scheme assets are no longer recognised in the income statement. Expected returns are replaced by income calculated using the same discount rate as that used to measure the pension obligations. This discount rate is based on market rates for high quality corporate bonds. As a consequence, pension scheme costs are higher under IAS 19 (Revised). The effect of the change, on 2012 results, is to reduce core operating profit for the year by £92 million and core EPS by 1.3p to 111.4p. The effect of the change, on 2011 results, is to reduce core operating profit for the year by £73 million and core EPS by 1.0p to 114.5p. The results for 2012 and 2011 have been restated accordingly.

Several minor product reclassifications between the Pharmaceuticals and Consumer Healthcare segments have been made with effect from 1 January 2013. The results for 2012 and 2011 have been restated accordingly.

Group turnover by business

	2012 (restated) £m	2011 (restated) £m	Growth CER%*	Growth £%
Pharmaceuticals	17,936	18,572	(2)	(3)
Vaccines	3,325	3,497	(2)	(5)
Pharmaceuticals and Vaccines	21,261	22,069	(2)	(4)
Consumer Healthcare	5,170	5,318	—	(3)
	26,431	27,387	(1)	(3)

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Total Group turnover for 2012 was broadly in line with 2011 (down 1% to £26,431 million), with a 2% decline in Pharmaceuticals and Vaccines turnover partly offset by flat reported turnover in Consumer Healthcare. Pharmaceuticals turnover was down 2%, primarily as a result of the increased pressure from austerity measures in Europe. Vaccines turnover declined 2%, reflecting the impact of lower sales of Cervarix in Japan (2012 – £132 million; 2011 – £344 million) following the completion of the 2011 HPV vaccination catch-up programme. Excluding Cervarix, Vaccines turnover increased 4%. Reported Consumer Healthcare turnover was flat at £5,170 million, but excluding the non-core OTC brands divested in early 2012, Consumer Healthcare turnover grew 6%.

Group turnover by geographic region

	2012 (restated) £m	2011 (restated) £m	Growth CER%	Growth £%
USA	8,476	8,696	(4)	(3)
Europe	7,326	8,276	(7)	(11)
EMAP	6,788	6,407	10	6
Japan	2,225	2,318	(5)	(4)
Other	1,616	1,690	(4)	(4)
	26,431	27,387	(1)	(3)

Group turnover by segment

	2012 (restated) £m	2011 (restated) £m	Growth CER%	Growth £%
Pharmaceuticals and Vaccines:
USA	7,000	7,022	(2)	—
Europe	5,001	5,700	(7)	(12)
EMAP	4,721	4,441	10	6
Japan	1,969	2,082	(6)	(5)
ViiV Healthcare	1,374	1,569	(10)	(12)
Other trading and unallocated	1,196	1,255	(5)	(5)
Pharmaceuticals and Vaccines	21,261	22,069	(2)	(4)
Consumer Healthcare	5,170	5,318	—	(3)
	26,431	27,387	(1)	(3)

Pharmaceuticals turnover

	2012 (restated)£m	2011 (restated) £m	Growth CER%	Growth £%
Respiratory	7,291	7,298	1	—
Anti-virals	753	842	(11)	(11)
Central nervous system	1,670	1,721	(2)	(3)
Cardiovascular and urogenital	2,431	2,454	—	(1)
Metabolic	171	331	(47)	(48)
Anti-bacterials	1,247	1,390	(7)	(10)
Oncology and emesis	798	683	19	17
Dermatology	850	898	(2)	(5)
Rare diseases	495	463	8	7
Immuno-inflammation	70	15	>100	>100
Other pharmaceuticals	786	908	(9)	(13)
ViiV Healthcare (HIV)	1,374	1,569	(10)	(12)
	17,936	18,572	(2)	(3)

Respiratory

Respiratory sales increased 1%, with growth in the USA, EMAP and Japan offset by a decline in Europe. Total sales of Seretide/Advair grew 1% to £5,046 million, Ventolin sales increased 6% to £631 million while Flixotide/Flovent sales fell 4% to £779 million. Xyzal sales, almost exclusively made in Japan, doubled to £129 million.

In the USA, sales of Advair were £2,533 million, up 1% compared with 2% estimated underlying growth for the year (5% volume decline more than offset by a 7% positive impact of price and mix). Flovent sales declined 1% to £448 million, compared with estimated underlying growth of 3% (4% volume increase partly offset by a 1% negative impact of price and mix). Ventolin grew 14% to £277 million, while estimated underlying growth was 11%, driven mostly by volume.

European Respiratory sales were down 5% reflecting the impact of ongoing austerity measures. Seretide sales were down 4% to £1,447 million, as price cuts more than offset volume growth of approximately 2%.

In EMAP, Respiratory sales grew 13%, with growth across most products in the portfolio. Seretide grew 12% to £417 million with strong growth in China and Latin America offsetting the impact of some price reductions, principally in Turkey. Ventolin sales increased 10% to £171 million.

Anti-virals

The 11% decline in Anti-virals sales largely resulted from generic competition to Valtrex, which was down 25% to £252 million.

Central nervous system (CNS)

Declines in Seroxat/Paxil sales of 14% to £374 million and Requip sales of 22% to £164 million, primarily as a result of generic competition, were only partially offset by the 14% growth of Lamictal to £610 million.

In the USA, the Lamictal franchise increased 18% to £332 million as strong growth of Lamictal XR, approximately 45% of the US franchise, more than offset the impact of generic competition to the immediate release (twice a day) formulation. Generic competition to Lamictal XR began during the first quarter of 2013. In Japan, sales of Lamictal IR grew 88% to £78 million, in part due to sales for the recently launched bipolar indication.

Cardiovascular and urogenital

Sales in the category were flat as the net benefit of the conclusion of the Vesicare co-promotion agreement combined with growth in sales of Avodart and Lovaza were offset by the impact of generic competition to Arixtra and Coreg.

The Avodart franchise grew 7% to £790 million with growth driven by strong contributions from the recent launches of the combination product Duodart/Jalyn in Europe and of Avodart in Japan. In the USA, the decline in Avodart sales, in part due to the impact of labelling changes implemented in 2011 and the availability of a generic competitor in the same class, was partially offset by growth in Jalyn, and combined sales fell 5%.

Lovaza grew 5% to £607 million primarily reflecting the benefit of improved pricing. Lovaza continued to hold broadly flat market share in a market which has declined approximately 7% compared with 2011, as economic pressures resulted in fewer doctor visits and reduced testing for asymptomatic conditions such as very high triglycerides.

Metabolic

The decline in Metabolic product sales continued to reflect the loss of sales of Avandia, and the impact of declining sales of Bonviva in Europe following the change in the deal structure.

Anti-bacterials

Anti-bacterials sales grew 5% in EMAP, primarily from Augmentin, but this was more than offset by the impact of austerity measures in Europe, which encouraged pharmacy-level generic substitution, and generic competition in both Europe and the USA.

Oncology and emesis

Three new products, Votrient (up 88% to £183 million), Promacta (up 76% to £130 million) and Arzerra (up 36% to £60 million) all continued to grow strongly in the USA, Europe and EMAP. Tykerb/Tyverb also grew (up 6% to £239 million), with growth in the USA, EMAP and Japan offsetting a small decline in Europe. Both Hycamtin in Europe and argatroban in the USA were adversely affected by generic competition.

In the USA, Votrient (up 59% to £91 million) benefited from the launch of a new indication for use in advanced soft-tissue sarcoma. Sales of Promacta grew 66% to £54 million, reflecting the continued effect of longer-term use data that was added to the label in 2011.

Dermatology

Sales declined 2% to £850 million, primarily as a result of the decline in the USA (down 14% to £228 million) which suffered from the impact of generic competition to Evoclin, Extina and Duac. European sales (up 5% to £156 million) benefited from the acquisition of Toctino in the second half of the year. EMAP sales grew 7% to £388 million, reflecting strong growth in the promoted brands of Dermovate and Bactroban.

Rare diseases

Volibris grew 35% to £127 million, led by a strong performance in Japan. Mepron sales increased 26% to £93 million primarily as a result of a favourable adjustment to US accruals for returns and rebates recorded in the fourth quarter. Flolan sales fell 25% to £135 million, largely as a result of the biennial price reduction in Japan and generic competition in Europe.

Immuno-inflammation

In August 2012, we acquired Human Genome Sciences, Inc. (‘HGS’) and from that time recorded all sales of Benlysta. Prior to acquisition, in the USA we recorded as turnover our share of gross profit under the co-promotion agreement with HGS. Reported Benlysta turnover was £70 million, of which £65 million arose in the USA. Total in-market sales of Benlysta in the USA for the year were £96 million.

ViiV Healthcare (HIV)

ViiV Healthcare sales declined by 10%, with the USA down 22%, Europe down 3%, and EMAP up 3%. Sales growth in Epzicom/Kivexa (up 10% to £665 million) and Selzentry (up 20% to £128 million) were more than offset by a 30% decline in the mature portfolio, primarily as a result of generic competition in the USA to Combivir and Epivir.

Vaccines turnover

	2012 £m	2011 £m	Growth CER%	Growth £%
Vaccines sales	3,325	3,497	(2)	(5)

Performance of the Vaccines business improved towards the end of the year, with a significant increase in tender sales in the fourth quarter. The 2% overall decline in sales was primarily attributable to the adverse comparison with strong Cervarix sales in 2011, which benefited from the HPV vaccination catch-up programme in Japan, now complete. Cervarix sales declined 46% to £270 million. Excluding Cervarix, Vaccines sales increased by 4%.

The previously announced Japanese Vaccines joint venture between GSK and Daiichi Sankyo Co., Ltd started operations on 2 July. The JV holds the development and commercial rights for existing preventative vaccines from both parent companies. We sell vaccines into the JV at an agreed upon price, and this is reflected in turnover in the second half of 2012, which was reduced by approximately £12 million by the change in structure. Both companies have an equal stake in the joint venture and share the profits equally.

Consumer Healthcare turnover

	2012 (restated) £m	2011 (restated) £m	Growth CER%	Growth £%
Total wellness	2,057	2,310	(9)	(11)
Oral care	1,806	1,722	8	5
Nutrition	1,050	1,025	8	2
Skin health	257	261	—	(2)
	5,170	5,318	—	(3)

Consumer Healthcare turnover was flat for the year. Excluding the non-core OTC brands that were divested in early 2012, turnover increased by 6%, reflecting strong growth in Rest of World markets (47% of 2012 sales) of 12%, while the USA, excluding the non-core OTC brands, grew 2% for the year and Europe was flat.

Total wellness

Total wellness sales were down 9% to £2,057 million, but excluding the non-core OTC brands that were divested in early 2012, the category delivered 3% growth despite a number of supply interruptions. Gastro-intestinal health, including Tums and Eno, led category growth at 11%. Pain Management, including Panadol, also registered strong growth of 8% driven by growth in emerging markets. The Smoking reduction and cessation and Respiratory health categories both delivered 4% growth. Sales of alli declined by 72% as a result of the supply interruption that was not resolved until late in the third quarter of 2012.

Oral care

Oral care sales grew 8% to £1,806 million. The Sensodyne Sensitivity & Acid Erosion was the strongest performing brand, with sales up 15% to £706 million. Strong results from Denture care products also helped to offset a 2% decline in Aquafresh sales.

Nutrition

Nutrition sales grew 8%. Family nutrition (Horlicks) grew 14% due to strong growth in India. The Maxinutrition adult nutrition business delivered 21% sales growth for the year. Strong emerging market growth of Lucozade offset declines in Europe.

Skin health

Skin health sales were flat at £257 million. Strong Bactroban growth in China and solid results in Lip care (including Abreva) were offset by a decline in sales of Hinds in Mexico.

Core results

We use the core reporting basis to manage the performance of the Group and the definition of core results is set out on page 58 of the GSK Annual Report 2013 under the heading “Core results reporting”. The information set forth under this heading is incorporated by reference herein. A review of the Group’s total results is set out on pages 22 to 25. The reconciliation of total results to core results is presented on page 14.

	2012	2012 % of turnover	2011	2011 % of turnover	Growth
	(restated) £m		(restated) £m		CER%	£%
Cost of sales	(7,109)	(26.9)	(7,284)	(26.6)	1	(2)

Cost of sales

Core cost of sales increased to 26.9% of turnover (2011 – 26.6%). This primarily reflected the impact of lower sales, lower volumes and adverse regional and product mix partially offset by ongoing cost management and one-off royalty and pension adjustments.

	2012	2012 % of turnover	2011	2011 % of turnover	Growth
	(restated) £m		(restated) £m		CER%	£%
Selling, general and administration	(7,905)	(29.9)	(7,993)	(29.2)	—	(1)

Selling, general and administration

Core SG&A costs as a percentage of sales were 29.9% compared with 29.2% in 2011 reflecting flat costs on a turnover decline of 1%. Investments in growth businesses and new product launches as well as additional HGS costs were funded by ongoing cost management and one-off benefits.

Advertising and promotion decreased 4%, selling and distribution was flat and general administration increased 5%.

	2012	2012 % of turnover	2011	2011 % of turnover	Growth
	(restated) £m		(restated) £m		CER%	£%
Research and development	(3,485)	(13.2)	(3,689)	(13.5)	(5)	(6)

Research and development

Core R&D expenditure declined 5% to £3,485 million (13.2% of turnover) compared with £3,689 million in 2011 (13.5% of turnover). Ongoing cost management, including one-off benefits, and some beneficial phasing effects, more than funded additional HGS costs.

Royalty income

Royalty income was £306 million compared with £309 million in 2011.

Core operating profit

Core operating profit was £8,238 million, a 4% decrease in CER terms on a turnover decline of 1% CER. The operating margin declined by 0.7 percentage points to 31.2% compared with the 12 months to December 2011 of which 0.3 percentage points was due to the expected impact of the HGS acquisition. The remaining 0.4 percentage points arose from flat SG&A on lower turnover, partially mitigated by lower R&D expenditure. Operating profit also benefited from a number of one-off items which were recognised in cost of sales, SG&A and R&D including favourable adjustments totalling £395 million related to the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Net finance costs

Finance income	2012£m	2011£m
Interest and other income	77	90
Fair value movements	2	—
	79	90

Finance expense
Interest expense	(745)	(744)
Unwinding of discounts on liabilities	(10)	(10)
Remeasurements and fair value movements	(24)	(23)
Other finance expense	(24)	(20)
	(803)	(797)

Despite an increase in net debt of £5.0 billion in 2012, net finance expense for the year was broadly similar to 2011 at £724 million, reflecting the benefits of our strategy to improve the funding profile of the Group.

The target to reduce the average effective annual net funding ratio by approximately 200 basis points to around 6% in 2013 has been achieved one-year earlier than planned.

Net debt increased by £5.0 billion in the twelve months primarily due to payments of £1.9 billion to settle the Group’s most significant ongoing US federal government investigations within existing provisions and the £2.0 billion cash cost of the acquisition of HGS. The balance, as well as the Group’s strong cash generation and the proceeds from the disposal of the Consumer Healthcare OTC brands enabled the financing of share repurchases of £2.5 billion and increased dividend payments of £3.8 billion.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £29 million (2011 – £15 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Core profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits in associates, profit before taxation was £7,543 million compared with £8,038 million in 2011, a 4% CER decline and a 6% decline in sterling terms.

Taxation

Tax on core profit amounted to £1,838 million and represented an effective core tax rate of 24.4% (2011 – 25.9%), meeting the target core rate of 25% two years ahead of expectations.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Earnings per share

Core earnings per share of 111.4 pence was flat in CER terms and down 3% at actual rates. The currency impact reflected the strengthening of Sterling against the Euro and a number of other currencies, partially offset by the weakening of Sterling against the US dollar and the Japanese Yen.

Dividend

The Board declared four interim dividends resulting in a dividend for the year of 74 pence, a 4 pence increase on the ordinary dividends for 2011. In 2011, the Board also declared a supplemental interim dividend of 5 pence per share related to the disposal of certain non-core OTC brands in North America.

Total results

		2012 % of turnover	2011 (restated) £m	2011 % of turnover	Growth
	2012
	£m				CER%	£%
Turnover	26,431	100	27,387	100	(1)	(3)
Cost of sales	(7,925)	(30.0)	(7,673)	(28.0)	7	3
Selling, general and administration	(8,789)	(33.3)	(8,547)	(31.2)	4	3
Research and development	(3,979)	(15.1)	(4,020)	(14.6)	(1)	(1)
Royalty income	306	1.2	309	1.1	—	(1)
Other operating income	1,256	4.8	278	1.0	>100	>100
Operating profit	7,300	27.6	7,734	28.3	(3)	(6)
Net finance costs	(729)		(709)
Profit on disposal of interest in associates	—		585
Share of after tax profits of associates and joint ventures	29		15
Profit before taxation	6,600		7,625		(11)	(13)
Taxation	(1,922)		(2,220)
Total profit after taxation for the year	4,678		5,405		(11)	(13)
Total profit attributable to shareholders	4,499		5,208
Earnings per share (p)	91.6		103.6		(9)	(12)
Earnings per ADS (US$)	2.91		3.34

Cost of sales

Cost of sales increased to 30.0% of turnover (2011 – 28.0%). This primarily reflected the impact of lower sales, higher intangible asset impairments, lower volumes, higher restructuring costs and adverse regional and product mix partially offset by ongoing cost management and one-off royalty and pension adjustments.

Selling, general and administration

SG&A costs as a percentage of sales were 33.3% compared with 31.2% in 2011 reflecting a 4% increase in costs on a turnover decline of 1%. Investments in growth businesses and new product launches, higher legal and restructuring charges as well as additional HGS costs were partly offset by ongoing cost management and one-off benefits.

Advertising and promotion decreased 4%, selling and distribution decreased 2% and general and administration increased 17%, primarily reflecting increased legal costs in the year.

Research and development

R&D expenditure declined 1% to £3,979 million (15.1% of turnover) compared with £4,020 million in 2011 (14.6% of turnover). Ongoing cost management, including one-off benefits, lower restructuring and some beneficial phasing effects, more than offset additional HGS costs and higher intangible asset impairments.

Other operating income

Other operating income of £1,256 million (2011 – £278 million) included the profit on disposal of the non-core OTC brands of £559 million and the non-cash gains of £582 million arising on the settlement of pre-existing collaborations as part of the HGS and ViiV Healthcare/Shionogi joint venture acquisitions.

Operating profit

Total operating profit was £7,300 million, a 3% decrease in CER terms on a turnover decline of 1% CER. The operating margin decreased by 0.7 percentage points to 27.6% compared with the 12 months to December 2011 of which 0.3 percentage points was due to the expected impact of the HGS acquisition. The remaining 0.4 percentage points arose from a 4% growth in SG&A on lower turnover, partially mitigated by lower R&D expenditure and higher other operating income. Operating profit also benefited from a number of one-off items which were recognised in cost of sales, SG&A and R&D including favourable adjustments totalling £395 million related to the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

At the operating profit level the non-core charges totalled £938 million in the year (2011 – £996 million).

The intangible asset amortisation of £477 million (2011 – £441 million) included £39 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Intangible asset impairment charges of £693 million (2011 – £109 million) included the impairments of Horizant, alli and the ViiV Healthcare compound, lersivirine, totalling £491 million. Major restructuring charges of £557 million (2011 – £590 million) included £165 million related to the acquisition of HGS and other charges arising from the Operational Excellence programme.

Legal charges were £436 million (2011 – £157 million). Various Federal government investigations were resolved in Q2 2012 within the existing pre-tax provision and the after tax cost was approximately $150 million lower than provided. As a result, a credit was recorded as a non-core tax charge in Q2 2012. However, due to the evolving state litigation environment, GSK utilised the tax benefit arising in recording an offsetting additional pre-tax provision of approximately $180 million (equating to an after tax cost of $150 million) related to these matters. This was recorded as a non-core legal charge in SG&A in Q2 2012. The net effect of these movements on total earnings was neutral. Other legal charges of £323 million principally related to provisions for existing product liability and anti-trust matters.

Other operating income of £1,254 million (2011: £301 million) included the profit on disposal of the non-core OTC brands of £559 million and the non-cash gains of £582 million arising on the settlement of pre-existing collaborations as part of the HGS and Shionogi-ViiV Healthcare joint venture acquisitions. Acquisition accounting adjustments of £29 million (2011 – £nil) relate to the acquisition of HGS. All acquisition accounting related adjustments related to this acquisition will be reported as non-core items.

Net finance costs

Finance income	2012 £m	2011 £m
Interest and other finance income	77	90
Fair value movements	2	—
	79	90

Finance expense
Interest expense	(745)	(744)
Unwinding of discounts on liabilities	(15)	(12)
Remeasurements and fair value movements	(24)	(23)
Other finance expense	(24)	(20)
	(808)	(799)

Despite an increase in net debt of £5.0 billion in 2012, net finance expense for the year was broadly similar to 2011 at £729 million, reflecting the benefits of our strategy to improve the funding profile of the Group.

Profit on disposal of interest in associates

The pre-tax profit on disposal of interest in associates was £nil, compared with £585 million in 2011, reflecting the disposal of the remaining shares in Quest Diagnostics in 2011.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £29 million (2011 – £15 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, profit before taxation was £6,600 million compared with £7,625 million in 2011, a 11% CER decline and a 13% decline in sterling terms.

Taxation

	2012 (restated)£m	2011 (restated)£m
UK corporation tax at the UK statutory rate	350	632
Less double taxation relief	(180)	(164)
	170	468
Overseas taxation	1,510	1,598
Current taxation	1,680	2,066
Deferred taxation	242	154
Taxation on total profits	1,922	2,220

The charge for taxation on total profits amounted to £1,922 million and represented an effective tax rate of 29.1% (2011 – 29.1%). The Group’s balance sheet at 31 December 2012 included a tax payable liability of £1,374 million and a tax recoverable asset of £103 million.

Within the tax charge on non-core items there is a charge of £420 million, comprising predominantly deferred tax and hence non-cash, relating to centralisation of our Pharmaceutical intellectual property and product inventory ownership into the UK. This restructuring of our trading arrangements and increased investment in the UK reflects terms that GSK has agreed to in discussions with various tax authorities and has been facilitated by the introduction of the UK Patent Box rules. In particular, we have agreed to enter into a bilateral Advance Pricing Agreement with the Internal Revenue Service in the USA and HM Revenue & Customs in the UK, which will give us considerable certainty over our future tax affairs. The restructuring will simplify our business and internal trading arrangements by substantially decreasing administrative complexity and will deliver supply chain and working capital efficiencies.

We continue to believe that we have made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Earnings per share

Total earnings per share was 91.6p for the year, compared with 103.6p in 2011 and non-core charges totalled 19.8p (2011 – 10.9p). Non-core items included a tax charge of £420 million (8.6p) arising from the centralisation of Pharmaceutical intellectual property and product inventory ownership in the UK. Transactions completed in 2012 resulted in a number of significant non-cash accounting entries. However, these largely offset each other.

Financial position and resources

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The total cost of our property, plant and equipment at 31 December 2012 was £18,742 million, with a net book value of £8,776 million. Of this, land and buildings represented £4,043 million, plant and equipment £2,854 million and assets in construction £1,879 million. In 2012, we invested £1,165 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2012, we had capital contractual commitments for future expenditure of £572 million and operating lease commitments of £849 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from these activities.

Goodwill

Goodwill increased during the year to £4,359 million at December 2012, from £3,754 million. The increase primarily reflects the goodwill arising on the acquisition of HGS of £791 million, partly offset by a weakening of overseas currencies.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2012 was £10,161 million (2011 – £7,802 million). The increase in 2012 reflected assets acquired from the acquisition of HGS of £1,249 million and from the acquisition of the global rights to the Shionogi – ViiV Healthcare LLC joint venture assets of £1,777 million, partly offset by the amortisation and impairment of existing intangibles.

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2012 of £1,366 million (2011 – £1,150 million). The market value at 31 December 2012 was £1,968 million (2011 – £1,355 million). The largest of these investments are in an associate, Aspen Pharmacare Holdings Limited, which had a book value at 31 December 2012 of £430 million (2011 – £393 million) and an investment in Theravance, Inc. which had a book value at 31 December 2012 of £362 million (2011 – £226 million). The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £103 million (2011 – £155 million). The majority of this amount relates to interest rate swaps and foreign exchange contracts designated as accounting hedges.

Inventories

Inventory of £3,969 million has increased by £96 million during the year. The increase reflects the impact of the acquisition of HGS together with higher Vaccine stocks, partly offset by initiatives to reduce manufacturing cycle times and reduce stockholding days through more efficient use of inventory throughout the supply chain.

Trade and other receivables

Trade and other receivables of £5,242 million have decreased from 2011 reflecting specific actions taken to reduce overdue and other receivables as part of our initiative to reduce working capital.

Derivative financial instruments: liabilities

We held current and non-current derivative financial instruments held at fair value of £65 million (2011 – £177 million) relating primarily to foreign exchange contracts which represent hedges of inter-company loans and deposits, external debt and legal provisions, but are not designated as accounting hedges.

Trade and other payables

Trade and other payables amounted to £8,054 million, increasing from £7,359 million in 2011, reflecting the amount payable to non-controlling shareholders in GSK Consumer Healthcare Ltd. in India under the offer to purchase additional shares and also the benefits of our working capital initiatives.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £2,396 million at 31 December 2012 (2011 – £4,456 million) in respect of estimated future liabilities, of which £527 million (2011 – £2,772 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,312 million (2011 – £1,476 million) on pension arrangements and £1,685 million (2011 – £1,616 million) on unfunded post-employment liabilities.

The pension liabilities decreased following an increase in asset values in the UK, deficit reduction contributions of £368 million (2011 – £450 million) and the one-off adjustments to the UK pension obligations made during the year, partly offset by reductions in the rates used to discount UK pension liabilities from 4.8% to 4.4% and US pension liabilities from 4.4% to 3.8%.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £751 million at 31 December 2012.

Net debt

Net debt increased by £5,034 million and reflected the acquisition of HGS for £2,031 million, net of cash acquired, together with the legal settlements in the year of £2,610 million which included the previously announced payments to the US Government of £1.9 billion ($3 billion) in settlement of certain investigations.

Total equity

At 31 December 2012, total equity had decreased from £8,814 million at 31 December 2011 to £6,737 million. The decrease arose principally from share repurchases in the year.

Cash generation and conversion

The net cash inflow from operating activities after taxation paid was £4,375 million, a decrease of £1,875 million in sterling terms compared with 2011 and reflected the impact of a reduced operating profit and the phasing of tax payments.

The net cash outflow from investing activities was £2,631 million, £2,519 million higher than 2011, which primarily reflected the acquisition of HGS and the sale of the non-core OTC brands during the year, partly offset by the proceeds from the disposal of our shareholding in Quest Diagnostics Inc. during 2011.

The net cash outflow from financing activities was £3,351 million and primarily reflected a net increase in external borrowing of £3,614 million offset by the repurchase of shares and dividends to shareholders totalling £6,307 million.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,520 million (2011 - £1,328 million) and disposals realised £1,124 million (2011 – £337 million). Cash payments to acquire equity investments of £229 million (2011 – £76 million) were made in the year and sales of equity investments realised £28 million (2011 – £68 million).

Group reporting in 2014

During 2014, we intend to report core results performance measured against 2013 core results excluding divestments completed during 2013. The divestments include the disposals of Lucozade and Ribena, the anti-coagulant products and several other minor products. A reconciliation of our 2013 core results excluding divestments for 2013 to total results is set out below.

	Core results excluding divestments £m	Divestments £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Acquisition accounting and other £m	Total results £m
Gross profit	18,527	429	(450)		(408)		(178)					17,920
Operating profit	7,771	244	(547)		(739)		(517)		(252)		1,068	7,028
Profit before taxation	7,122	244	(547)		(739)		(523)		(252)		1,342	6,647
Profit after taxation	5,487	184	(398)		(513)		(378)		(243)		1,489	5,628
Earnings per share	108.4p	3.8p	(8.2	)p	(10.7	)p	(7.8	)p	(5.0	)p	32.0p	112.5p
Weighted average number of shares (millions)	4,831											4,831
The following adjustments are made in arriving at core gross profit excluding divestments
Turnover	25,602	903										26,505
Cost of sales	(7,075)	(474)	(450)		(408)		(178)					(8,585)
The following adjustments are made in arriving at core operating profit excluding divestments
Selling, general and administration	(7,749)	(179)					(300)		(252)			(8,480)
Research and development	(3,394)	(6)	(97)		(331)		(39)				(56)	(3,923)
Other operating income	—										1,124	1,124
The following adjustments are made in arriving at core profit before tax excluding divestments
Net finance costs	(692)						(6)				(8)	(706)
Profit on disposal of interest in associates and joint ventures	—										282	282
The following adjustments are made in arriving at core profit after tax excluding divestments
Taxation	(1,635)	(60)	149		226		145		9		147	(1,019)

5.B	Liquidity and capital resources

The information set forth under the heading:

•	“Financial position and resources” on pages 69 to 74

of the GSK Annual Report 2013 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Intellectual property and patent protection” on page 11;

•	“Competition” on page 11;

•	“Deliver” on pages 32 to 35;

•	“Investment in R&D” on page 36;

•	“Pharmaceuticals R&D” on pages 37 to 39;

•	“Vaccines R&D” on pages 40 to 41;

•	“Consumer Healthcare R&D” on page 42;

•	“Pipeline Progress - Late Stage Summary” on page 43;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 225 to 228;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 231; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2013 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading:

•	“Financial review 2013” on pages 58 to 64 and 66 to 68; and

•	“Financial record – Quarterly trend” on pages 218 and 219

of the GSK Annual Report 2013 is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 71

of the GSK Annual Report 2013 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 76 to 79; and

•	“Our Corporate Executive Team” on pages 80 to 81

of the GSK Annual Report 2013 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

•	“Directors’ Remuneration report” on pages 96 to 126

of the GSK Annual Report 2013 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 82 to 95;

•	“Directors” on page 246; and

•	“Donations to political organisations and political expenditure” on page 246 of the GSK Annual Report 2013 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Note 9 – Employee costs” on page 149;

•	“Note 28 – Pensions and other post-employment benefits” on pages 164 to 171; and

•	“Five year record, Number of employees” on page 224

of the GSK Annual Report 2013 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 42 – Employee share schemes” on pages 198 to 201;

•	“Total remuneration for 2013” on pages 97 and 98;

•	“Long-term incentive plans (audited)” on pages 100 to 101;

•	“Update on performance of ongoing awards” on page 102; and

•	“Directors’ interests in shares” on pages 110 to 115

of the GSK Annual Report 2013 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Share capital and control” on page 242;

•	“Analysis of shareholdings at 31 December 2013” on page 243; and

•	“Change of control and essential contracts” on page 247

of the GSK Annual Report 2013 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 179

of the GSK Annual Report 2013 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information

See item 18 below

In addition, the information set forth under the headings:

•	“Dividends” on page 244; and

•	“Note 44 – Legal proceedings” on pages 204 to 210

of the GSK Annual Report 2013 is incorporated herein by reference.

8.B	Significant Changes

There has been no significant change since 31 December 2013, being the date of the latest annual financial statements.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 242;

•	“Share price” on page 242; and

•	“Nature of trading market” on page 243

of the GSK Annual Report 2013 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the heading:

•	“Nature of trading market” on page 243

of the GSK Annual Report 2013 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and articles of association

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

(j) Other Conflicts of Interest

Subject to the provisions of the Companies Acts, and provided the nature and extent of a Director’s interest has been declared to the Directors, a Director may:

(i)	be party to, or otherwise interested in, any contract with the company, or in which the company has a director or indirect interest;

(ii)	hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the Directors may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor);

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

(vi)	he is prohibited by law from being a director; or

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

10.C	Material contracts

Not applicable.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 242 of the GSK Annual Report 2013 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on pages 244 to 245

of the GSK Annual Report 2013 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 245

of the GSK Annual Report 2013 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on page 73

•	“Treasury operations” on page 74; and

•	“Note 41 – Financial instruments and related disclosures” on pages 188 to 198 of the GSK Annual Report 2013 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

Fees and charges payable by ADR holders

The Bank of New York serves as the depositary (the “Depositary”) for GlaxoSmithKline plc’s American Depositary Receipt (“ADR”) programme. Pursuant to the deposit agreement between GSK, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of $0.05 or less per ADR (or portion thereof) for (i) the issuance, execution and delivery of ADRs or (ii) the withdrawal of shares underlying the ADRs. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (i) any tax, duty, governmental charge or fee or stock transfer or registration fee arising in connection with the foregoing transactions or otherwise, (ii) any expense resulting from the conversion of a foreign currency into U.S. dollars and (iii) the expense of certain communications made, at the request of the ADR holder, by cable, telex or facsimile. The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADRs in order to satisfy any tax or governmental charge and (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion.

Direct and indirect payments by the Depositary

The Depositary reimburses GSK for certain expenses it incurs in connection with the ADR programme, subject to a ceiling agreed between GSK and the Depositary from time to time. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme.

The table below sets forth the amount of such payments received during 2013 and 2014 in respect of the year ended 31 December 2013 and such payments claimed but not yet received in respect of the year ended 31 December 2013 as well as such payments received during 2013 in respect of the year ended 31 December 2012.

Direct and indirect payments by the depositary	Received in Respect of 2012	Received in Respect of 2013	Claimed in Respect of 2013 But Not Yet Received
Reimbursement of NYSE listing fees	—	$372,414.00	—
Reimbursement of legal fees claimed in U.S. dollars		$210,000.00	—
Reimbursement of legal fees claimed in Sterling	£22,040.44	£34,444.50
Reimbursement of PCAOB fees	$163,600.00	$182,100.00
Reimbursement of Annual Report production costs(1)	£11,000.00	£214,256.47	—
Reimbursement of investor relations expenses(2)	$355,523.07	$341,212.25
Distribution of annual general meeting materials	—	$555,387.61	—
Tabulation of voting instructions cards	—	$721.53	—
Reimbursement of other programme-related expenditures claimed in U.S. Dollars	—	$6,279.12	—
Reimbursement of other programme-related expenditures claimed in Sterling	—	—	—

(1)	Annual Report production costs include SEC filing fees.
(2)	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

•	“Accountability” on page 88

of the GSK Annual Report 2013 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2013, the Committee met 10 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, please refer to pages 90 and 247 of the GSK Annual Report 2013. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

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

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2013.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31 December 2013, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on February 28, 2014.

Section 404: Management’s annual report on internal control over financial reporting.

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31st December 2013 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31st December 2013, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report can be found in Item 18 below.

Item 16.	[Reserved]

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership and attendance”, within the Audit & Risk Committee Report, on page 90; and

•	“Sarbanes-Oxley Act of 2002” on page 247

of the GSK Annual Report 2013 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

•	“Code of Conduct and reporting lines” on page 92

of the GSK Annual Report 2013 is incorporated herein by reference.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2013.

Item 16.C	Principal Accountant Fees and Services

The information set forth under the heading:

•	“Non-audit services” on page 92;

•	“Provision of non-audit services” on page 92; and

•	“Note 8 – Operating profit” on page 148

of the GSK Annual Report 2013 is incorporated herein by reference.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information set forth under the heading:

•	“Note 33 – Share capital and share premium account” on page 176 of the GSK Annual Report 2013 is incorporated herein by reference.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

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

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Code which was issued in September 2012.

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

The Board considers that Professor Sir Roy Anderson, Dr Stephanie Burns, Stacey Cartwright, Lynn Elsenhans, Judy Lewent, Sir Deryck Maughan, Dr Daniel Podolsky, Tom de Swaan, Jing Ulrich, Hans Wijers and Sir Robert Wilson, are “independent” for the purpose of the UK Code.

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

2.

In order to tighten the definition of “independent director” for purposes of these standards:

(a)    (i) No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

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

(ii) In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

(A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and

(B) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

(b)    In addition, a director is not independent if:

(i)    the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company;

(ii)    the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)  (A) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

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

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are independent in accordance with the UK Code. The Chairman satisfied the independence criteria on appointment.

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2013, and intends to comply with this requirement at its 2014 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). Evaluation of the board should consider the balance of skills, experience, independence and knowledge of the company on the board, its diversity, including gender, how the board works together as a unit, and other factors relevant to its effectiveness (B.6). GlaxoSmithKline has complied with this requirement. In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company and the external facilitator should be identified in the annual report (B.6.2). The Company conducted an internally facilitated evaluation in 2013 and expects to conduct an externally facilitated evaluation in 2014.

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

(iv)   the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; and

(v)    the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

(For the purposes of these standards “executive officer” is defined to have the meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”).

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

The UK Code provides that the Chairman should promote a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors (A.3) and, in particular, ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of shareholders’ concerns (E.1).

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

The UK Code requires that a separate section in the Company’s Annual Report describe the work of the Nominations Committee in discharging its duties, including the process it has used in relation to Board appointments (B.2.4). An explanation should be given if neither an external search consultancy nor open advertising has been used in the appointment of a chairman or a non-executive director. Where an external search consultancy has been used, it should be identified in the report and a statement should be made as to whether it has any other connection with the company (B.2.4). This section should include a description of the board’s policy on diversity, including gender, any measurable objectives that it has set for implementing the policy, and progress on achieving the objectives (B.2.4). GlaxoSmithKline has complied with this requirement.

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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
Management resources and compensation committee

5.	(a) Listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii).	GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which require that GlaxoSmithKline should have a Remuneration Committee that is comprised of at least three “independent” Non-Executive Directors in addition to the Chairman (D.2.1).

(b) The compensation committee must have a written charter that addresses:

(i) the committee’s purpose and responsibilities – which, at a minimum, must be to have direct responsibility to:

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

(ii) an annual performance evaluation of the compensation committee; and

(iii) the rights and responsibilities of the compensation committee set forth in Section 303A.05(c).

(c)(i) The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser;

(ii) the compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee;

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). Where remuneration consultants are appointed, they should be identified in the annual report and a statement should be made as to whether they have any other connection with the company (D.2.1).

The UK Code provides that the Remuneration Committee:

(a)    should consult with the Chairman and/or CEO about their proposals relating to the remuneration of other Executive Directors (D.2) and should have delegated responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments (D.2.2);

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

(iii) the listed company must provide for appropriate funding, as determined by the compensation committee, for payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser retained by the compensation committee; and

(iv) the compensation committee may select a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration, all factors relevant to that person’s independence from management, including the following:

(A)   the provision of other services to the listed company by the person that employs the compensation consultant, legal counsel or other adviser;

(B)   the amount of fees received from the listed company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

(C)   the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

(D)   any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the compensation committee;

(E)   any stock of the listed company owned by the compensation consultant, legal counsel or other adviser; and

(F)    any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the listed company.

(e)    should judge where to position the Company relative to other companies and should be sensitive to pay and employment conditions elsewhere in the group, especially when determining annual salary increases (D.1); and

(f)     should consider whether the Directors should be eligible for annual bonuses and benefits under long-term incentive schemes, bearing in mind that performance-related elements of Executive Directors’ remuneration should be designed to promote the long-term success of the Company (D.1 and D.1.1).

The UK Code requires that payouts under incentive schemes should be subject to challenging performance criteria, including non-financial performance criteria where appropriate and compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include share options or other performance-related elements (D.1.3).

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees (B.6).

Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which require that GlaxoSmithKline has an Audit Committee that is comprised entirely of “independent” Non-Executive Directors (C.3.1). The Board also satisfies itself, in line with the UK Code, that at least one member of the Audit Committee has recent and relevant financial experience.

NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
The UK Code requires the Audit Committee to:
(a)

monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgments contained in them (C.3.2);

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

	(g)	report to the Board on how it has discharged its responsibilities;
	(h)	review arrangements by which the staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (C.3.5)
GlaxoSmithKline’s Audit & Risk Committee meets the requirements of the Sarbanes-Oxley Act of 2002 in that:
	•	each member of the Audit & Risk Committee is deemed to be “independent” in accordance with the Securities Exchange Act of 1934, as amended, and applicable NYSE and UK requirements;

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

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

7.

(a)    The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule10A-3(b)(1) under the Exchange Act.

(b)    The audit committee must have a written charter that addresses:

(i)     the committee’s purpose – which, at minimum, must be to:

(A)   assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors (if the listed company does not yet have an internal audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which require that the Audit Committee should be comprised of a minimum of three “independent” Non-Executive Directors.

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website (C.3.3). The Committee’s main responsibilities include reviewing the financial reporting process, the system of internal control and overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports. Where requested by the board, the audit committee should provide advice on whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy (C.3.4).

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

The UK Code requires that a separate section of the annual report should describe the work of the committee in discharging its responsibilities (C.3.8).

The report should include:

•       the significant issues that the committee considered in relation to the financial statements, and how these issues were addressed (C.3.8);

•       an explanation of how it has assessed the effectiveness of the external audit process and the approach taken to the appointment or reappointment of the external auditor, and information on the length of tenure of the current audit firm and when a tender was last conducted (C.3.8); and

•       if the external auditor provides non-audit services, an explanation of how auditor objectivity and independence is safeguarded (C.3.8).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (C3.6), GlaxoSmithKline has an internal audit function.

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

Corporate governance guidelines

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Services Authority (re-named UK Financial Conduct Authority) to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2013 Annual Report.

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.
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

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 132;

•	“Consolidated statement of comprehensive income” on page 132;

•	“Consolidated balance sheet” on page 133;

•	“Consolidated statement of changes in equity” on page 134;

•	“Consolidated cash flow statement” on page 135; and

•	“Notes to the financial statements” on pages 136 to 210

of the GSK Annual Report 2013 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2013 and 31 December 2012 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s annual report on internal control over financial reporting” included in item 15 of this 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed) London, United Kingdom

28 February 2014

Item 19	Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.2	Amended and Restated Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to “Note 43 – Principal Group companies” on pages 202 to 203 of the GSK Annual Report 2013 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2*	GSK Annual Report 2013.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2013 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

February 28, 2014	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer