Form 20-F
period 2014-12-31
GLAXOSMITHKLINE PLC
filed 2015-02-27
CIK 1131399

As filed with the Securities and Exchange Commission on February 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ordinary Shares of Par value 25 pence each	5,355,297,232

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2014 Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2014” included as exhibit 15.2 to this Form 20-F dated and submitted on February 27, 2015 (the “GSK Annual Report 2014”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on page 1 and the inside back cover, “Directors’ Report” on page 95, “Directors’ statement of responsibilities” on pages 130 and 211, “Share buy-back programme” on page 242, “Annual General Meeting 2015” on page 245, “Financial calendar”, “Results announcements” and “Financial reports” on page 246, “Section 13(r) of the US Securities Exchange Act” on page 248, “Registrar” on page 249, “ADR Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts”, “Share scam alert” and “Responsible Business Supplement” on page 250 and “Glossary of terms” on page 251 in each case of the GSK Annual Report 2014 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2014 incorporated by reference herein, namely the Directors’ Report (for which see page 95 thereof), the Strategic Report (pages 2 to 70 thereof, portions of which are incorporated by reference as described below) and the Remuneration Report (pages 96 to 128 thereof). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2014 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2014 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2014 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 222 to 224; and
•	“Dividends” on page 244.

of the GSK Annual Report 2014 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk factors

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

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process, however, and a product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our financial results.

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

Moreover, as rules and regulations change, and governmental interpretation of those rules and regulations evolves, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable law and regulation could materially and adversely affect our financial results.

Similarly, our business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results. More detail on the status and various uncertainties involved in the significant unresolved disputes and potential litigation is set out in Note 45, ‘Legal proceedings,’ on pages 206 to 210 of the GSK Annual Report 2014.

Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The impact of this risk is potentially to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/analyses, as appropriate. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare Products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third-parties that may analyse publicly available clinical trial results.

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

Risk impact

Any failure to obtain or subsequent loss of patent protection, including reducing the availability or scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in those markets. Absence of adequate patent or data exclusivity protection could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely affect our financial results.

Context

As an innovative Pharmaceutical, Vaccine and Consumer Healthcare Products company, we seek to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to our business strategy and success. Pharmaceutical and Vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of the product.

We operate in markets where intellectual property laws and patent offices are still developing and where governments may be unwilling to grant or enforce intellectual property rights in a fashion similar to more developed regions such as the EU, Japan and the US. Some developing countries have limited, or threatened to limit, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, in order to facilitate early competition within their markets from generic manufacturers.

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the US where we have our highest turnover and margins, typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products. In 2014, we had nine Pharmaceutical and Vaccine products with over £500 million in annual global sales. For certain of these products, there is generic competition in the US and some markets in Europe. We may also experience an impact on sales of one of our products due to the expiry or loss of patent protection for a product marketed by a competitor in a similar product class or for treatment of a similar disease condition.

We depend on certain key products for a significant portion of our sales. One such product is our respiratory pharmaceutical product Seretide/Advair which accounts for 18% of Group sales worldwide. The timing and impact of entry in the US for a generic product containing the same combination of active substances as Seretide/Advair is uncertain. The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010 although the US patent on a component of the Advair Diskus device continues until August 2016. Generic products containing the same combination of active substances as Seretide/Advair (in both metered dose inhalers and dry powder inhalers) have been launched by several manufacturers in a number of European markets. The timing and impact of entry in the US and major markets in Europe for a ‘follow-on’ product to Seretide/Advair is uncertain.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Their efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe our patents. As a result, we are and may continue to be involved in legal proceedings involving patent challenges, which may materially and adversely affect our financial results. Moreover, in the US, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim by a private party or government entity could materially and adversely affect our financial results.

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages “Pharmaceutical products, competition and intellectual property” on pages 229 to 231 of the GSK Annual Report 2014. Legal proceedings involving patent challenges are set out in Note 45, ‘Legal proceedings,’ on pages 206 to 210 of the GSK Annual Report 2014.

Failure to comply with current Good Manufacturing Practice (cGMP) requirements in commercial manufacture, through the distribution chain, by GSK, its contractors or suppliers; or through inadequate controls and governance of quality through product development, and in supporting regulated activities.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety, delays in launching new products, drug shortages, product recalls, potential damage to our reputation and that of the relevant product, as well as regulatory, legal, and financial consequences, which could materially and adversely affect our reputation and financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products. A failure to ensure product quality is an enterprise risk which is applicable across all of our business activities. Product quality may be influenced by many factors including product and process understanding, supply chain security, consistency of manufacturing components, compliance with GMP, accuracy of labeling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, particularly around security of supply, good distribution practice and product standards. Inspectional trending from national authorities during 2014 has highlighted a focus on issues relating to data integrity, contamination and the robustness of quality investigations.

Failure to deliver a continuous supply of compliant finished product.

Risk impact

A material interruption of supply or exclusion from healthcare programmes could impact patient access to our products, expose us to litigation or regulatory action and materially and adversely affect our financial results. In particular, the incurring of fines or disgorgement as a result of noncompliance with manufacturing practice regulations could also materially and adversely affect the Group’s financial results and result in reputational damage.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our licence to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues. In 2014, our Consumer Healthcare business, particularly our Smokers’ Health products, alli and Bactroban, were impacted by various supply issues and our Vaccines business, particularly our hepatitis vaccines and Boostrix, were impacted by supply constraints.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities and components necessary for the manufacture and packaging of many of our Pharmaceutical, Vaccine and Consumer Healthcare Products. Some of the third-party services procured, such as services provided by contract manufacturing organizations and clinical research organisations to support development of key products, are important to ensure continuous operation of our businesses. Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites or logistics system.

The failure of a small number of single-source, third-party suppliers or service providers to fulfill their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption of logistics and manufacturing sites may result in delays or service interruptions.

Failure to report accurate financial information and material events in compliance with accounting standards and applicable legislation.

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

The Group is also required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, there is potential for restatements of previously reported results and we could be subject to significant penalties.

Failure to comply with current tax law, or react to the rapidly evolving tax environment. Incurring significant losses due to treasury activities.

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

Context

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis. The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than the UK. In addition, many jurisdictions currently offer regimes that encourage innovation and investment in science by providing tax incentives, such as R&D tax credits and lower tax rates on income derived from patents. Furthermore, as an international business, we face risks associated with intra-group transfer pricing.

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

There is an increased focus on the tax position of multinational businesses, as a consequence of the challenging economic environment and the priority placed by the G20 on addressing allegations of unlawful tax avoidance. We have seen some increase in audits as governments seek to raise revenues, both from corporate taxes and above the line taxes such as customs duties. Such audits regardless of their merit or outcomes can be costly, divert management attention and may adversely impact our reputation. In addition, there are an increasing number of changes to the international tax framework which could lead to an increase or decrease in our tax costs.

There is a risk that GSK personnel, or third parties acting on our behalf, seek to induce improper performance of someone’s role in order to gain or retain GSK a business advantage through the offer, promise or giving of a bribe. This goes against our ethical standards and is contrary to the laws by which we are bound.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability, as well as damage the Group’s reputation, shareholder value, and our licence to operate in particular jurisdictions, all of which could materially and adversely affect our financial results.

Context

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector is highly competitive and subject to regulation. This increases the instances where we are exposed to activities and interactions with bribery and corruption risk.

As has previously been disclosed, the Group in 2014 has been subject to regulatory action and media focus with regard to bribery investigations in China and other markets. On 19 September 2014, the Group announced that the Changsha Intermediate People’s Court in Hunan Province, China ruled that, according to Chinese law, GSK China Investment Co. Ltd (“GSKCI”), had offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel. The verdict followed investigations initiated by China’s Ministry of Public Security in June 2013. As a result of the Court’s verdict, GSKCI has paid a fine of RMB 3 billion (£301 million) to the Chinese government.

The US and UK authorities are leading extra-territorial ABAC inquires into certain of the Group’s operations. These investigations are further discussed in Note 45, ‘Legal proceedings,’ on pages 206 to 210 of the GSK Annual Report 2014.

Failure to engage in commercial and/or scientific activities that are consistent with the letter and spirit of legal, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals (HCPs) and patients; and legitimate and transparent transfer of value.

Risk impact

Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the benefit: risk profile of our medicines and possibly suboptimal treatment of patients. Any of these consequences could materially and adversely affect our financial results. Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with key stakeholders. In 2012, we paid $3 billion to resolve government investigations in the US focused in large part on promotional practices.

Context

We are committed to legitimate Scientific Engagement and the ethical and responsible commercialisation of medicines to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to advance our scientific knowledge as well as to provide important information about our medicines.

The Group disseminates information about its products through both non-promotional Scientific Engagement and promotional activities. The former is the interaction and exchange of information between the Group and partners and external communities in order to advance scientific and medical understanding including the appropriate development and use of our products; the management of disease; and patient care. It is distinct from promotional activities which may take place only after authorisation of a new product or indication, and must be conducted strictly in accordance with promotional laws, codes and the Group’s Policy.

Promotion of approved medicines helps ensure that HCPs globally have access to information they need, that patients have access to the medicines they need and that medicines are prescribed and used in a manner that provides the maximum healthcare benefit to patients. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

At times, researchers, HCPs, healthcare organisations (HCOs) and other external experts that we engage may be compensated for services and expertise provided. However, payments must not be excessive and must never be or be perceived to be an inducement or reward for prescribing our products. Consistent with our ABAC policies, they also must comply with a market’s ABAC laws if the recipient of any payment is a government official.

Failure adequately to protect and inform patients involved in human clinical trial research; conduct objective, ethical preclinical and clinical trials using sound scientific principles; guarantee the integrity of discovery, preclinical, and clinical development data; manage human biological samples according to established ethical standards and regulatory expectations; treat animals ethically and practice good animal welfare; appropriately disclose human subject research for medicinal products; and ensure the integrity of our regulatory filings and of the data that we publish.

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

Context

Research relating to animals can raise ethical concerns. While we attempt to proactively address this, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is tested in humans, and they are generally mandated by regulators and ethically imperative. Animal research can provide critical information about the causes of diseases and how they develop. Some countries require additional animal testing even when medicines have been approved for use elsewhere.

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

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Rapid changes in submission requirements in developing countries continue to increase the complexity of worldwide product registration.

Failure to manage environment, health and safety and sustainability (EHSS) risks consistent with the Group’s ethics, objectives, policies and relevant laws and regulations.

Risk impact

Failure to manage EHSS risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment and the communities in which we operate as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 45 to the financial statements, ‘Legal proceedings’, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

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

Inability to recover and sustain critical operations following a disruption or to respond to a crisis incident in a timely manner.

Risk impact

Failure to manage crisis and continuity management (CCM) effectively can lead to prolonged business disruption, greater damage to the Group’s assets, and risk of supply disruption to patients of a medicine, any of which could materially and adversely affect our financial results. Delays to operational activities and delivery of our products to consumers and patients who rely on them could also expose us to litigation or regulatory action, materially and adversely affect our financial results and lead to reputational damage.

Context

The Group’s international operations, and those of its partners, maintain a vast global footprint exposing our workforce, facilities, operations and information technology to potential disruption resulting from a natural event (e.g., storm or earthquake), a man-made event (e.g., civil unrest, terrorism), or a global emergency (e.g., Ebola outbreak, Flu pandemic). Through effective crisis management and business continuity planning we are committed to providing for the health and safety of our people, minimising damage and impact to the Group, and maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Failure to maintain adequate governance and oversight over third-party relationships; failure of third-parties to meet their contractual, regulatory, confidentiality or other obligations; failure of third-parties to comply with the law or appropriately manage their respective operations to mitigate the Principal Risks to the Group outlined above.

Risk impact

Failure to adequately manage third-party relationships could result in business interruption and exposure to risk ranging from sub-optimal contractual terms and conditions, to severe business sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

Third parties are critical to our business delivery and are an integral part of the solution to improve our productivity, quality, service and innovation. We rely on third-parties, including suppliers, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and important business processes.

However, these business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business operations. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	‘About GSK’ on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 183 to 187

of the GSK Annual Report 2014 is incorporated herein by reference.

4.B	Business overview

•	See Item 3D “Risk factors” above;

In addition, the information set forth under the headings:

•	“Overview of 2014” on the inside front cover;

•	“Chairman’s statement” on pages 2 to 3;

•	“CEO’s Statement” on pages 4 to 5;

•	“What we do” on pages 6 to 7;

•	“Our Global Marketplace” on pages 8 to 10;

•	“Our business model” on page 11;

•	“Our strategic priorities” on pages 12 to 13;

•	“How we performed” on pages 14 to 15;

•	“Risk management,” on pages 16 to 17;

•	“Deliver” within “Pharmaceuticals and Vaccines” on pages 24 to 26, “Viiv Healthcare” on page 32 and “Consumer Healthcare” on page 34;

•	“Pharmaceuticals R&D Approach” on pages 26 to 27;

•	“Investment in R&D” on page 27;

•	“Vaccines R&D Approach” on page 28;

•	“Late-stage pipeline” on page 29;

•	“Simplify” within “Pharmaceuticals and Vaccines” on page 30, “Viiv Healthcare” on page 32 and “Consumer Healthcare” on page 35;

•	“Responsible business” on pages 36 to 47;

•	“Note 6 – Segment Information” on pages 147 to 151;

•	“Note 38 – Acquisitions and disposals” on pages 183 to 187;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 231; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2014 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 44 – Principal Group companies” on pages 204 to 205

of the GSK Annual Report 2014 is incorporated herein by reference.

4.D	Property, plants and equipment

The information set forth under the headings:

•	“Note 6 – Segment information” on pages 147 to 151; and

•	“Note 17 – Property, plant and equipment” on pages 158 to 159 of the GSK Annual Report 2014 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Pricing and Regulation” on pages 8 to 10;

•	“Intellectual Property and patent protection on page 10;

•	“Grow” within “Pharmaceuticals and Vaccines” on pages 21 to 23, “Viiv Healthcare” on pages 31 to 32 and “Consumer Healthcare” on page 34;

•	“Group financial review” on pages 48 to 60 and 62 to 70; and

•	“Financial record – Quarterly trend” on pages 218 to 219

of the GSK Annual Report 2014 is incorporated herein by reference.

The following tables reconcile total results to core results. References in the GSK Annual Report 2014 to the reconciliations on page 61 of that report should be read to refer to the information in these tables.

Core results reconciliation – 31 December 2014
	Core results £ m	Intangible amortisation £ m		Intangible impairment £ m		Major restructuring £ m		Legal charges £ m		Acquisition accounting and other £ m		Total results £ m

Gross profit	16,471	(503)		(78)		(204)				(3)		15,683

Operating profit	6,594	(575)		(150)		(750)		(548)		(974)		3,597

Profit before taxation	5,978	(575)		(150)		(755)		(548)		(982)		2,968

Profit after taxation	4,806	(366)		(121)		(540)		(522)		(426)		2,831

Earnings per share	95.4p	(7.6	)p	(2.5	)p	(11.3	)p	(10.9	)p	(5.8	)p	57.3p

Weighted average number of shares (millions)	4,808											4,808

The following adjustments are made in arriving at core gross profit

Cost of sales	(6,535)	(503)		(78)		(204)				(3)		(7,323)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,074)					(430)		(548)		(194)		(8,246)

Research and development	(3,113)	(72)		(72)		(116)				(77)		(3,450)

Other operating income	—									(700)		(700)

The following adjustments are made in arriving at core profit before tax

Net finance costs	(646)					(5)				(8)		(659)

The following adjustments are made in arriving at core profit after tax

Taxation	(1,172)	209		29		215		26		556		(137)

Core results reconciliation – 31 December 2013
	Core results excluding divestments £ m	Divestments £ m	Core results £ m	Intangible amortisation £ m		Intangible impairment £ m		Major restructuring £ m		Legal charges £ m		Acquisition accounting and other £ m	Total results £ m

Gross profit	18,527	429	18,956	(450)		(408)		(178)					17,920

Operating profit	7,771	244	8,015	(547)		(739)		(517)		(252)		1,068	7,028

Profit before taxation	7,122	244	7,366	(547)		(739)		(523)		(252)		1,342	6,647

Profit after taxation	5,487	184	5,671	(398)		(513)		(378)		(243)		1,489	5,628

Earnings per share	108.4p	3.8p	112.2p	(8.2	)p	(10.7	)p	(7.8	)p	(5.0	)p	32.0p	112.5p

Weighted average number of shares (millions)			4,831										4,831

The following adjustments are made in arriving at core gross profit

Turnover	25,602	903	26,505										26,505

Cost of sales	(7,075)	(474)	(7,549)	(450)		(408)		(178)					(8,585)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,749)	(179)	(7,928)					(300)		(252)			(8,480)

Research and development	(3,394)	(6)	(3,400)	(97)		(331)		(39)				(56)	(3,923)

Other operating income			—									1,124	1,124

The following adjustments are made in arriving at core profit before tax

Net finance costs	(692)		(692)					(6)				(8)	(706)

Profit on disposal of interest in associates and joint ventures			—									282	282

The following adjustments are made in arriving at core profit after tax

Taxation	(1,635)	(60)	(1,695)	149		226		145		9		147	(1,019)

Core results reconciliation – 31 December 2012
	Core results £ m	Intangible amortisation £ m		Intangible impairment £ m		Major restructuring £ m		Legal charges £ m		Acquisition accounting and other £ m	Total results £ m

Gross profit	19,322	(378)		(309)		(128)				(1)	18,506

Operating profit	8,238	(477)		(693)		(557)		(436)		1,225	7,300

Profit before taxation	7,543	(477)		(693)		(558)		(436)		1,221	6,600

Profit after taxation	5,705	(332)		(497)		(843)		(286)		931	4,678

Earnings per share	111.4p	(6.8	)p	(7.3	)p	(17.4	)p	(5.8	)p	17.5p	91.6

Weighted average number of shares (millions)	4,912										4,912

The following adjustments are made in arriving at core gross profit

Cost of sales	(7,109)	(378)		(309)		(128)				(1)	(7,925)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(7,905)					(418)		(436)		(30)	(8,789)

Research and development	(3,485)	(99)		(384)		(11)					(3,979)

Other operating income										1,256	1,256

The following adjustments are made in arriving at core profit before tax

Net finance costs	(724)					(1)				(4)	(729)

The following adjustments are made in arriving at core profit after tax

Taxation	(1,838)	145		196		(285)		150		(290)	(1,922)

Financial review 2014

The Financial review summarises the performance of the Group for the year, in comparison with the results of the previous year. The Financial review also sets out the balance sheet position of the Group at 31 December 2013.

Group performance

Our financial review discusses the operating and financial performance of the Group, the financial outlook and our financial resources. We compare the results for each year primarily with results of the preceding year and on a CER basis. In this review we discuss the results on both a core basis and a total basis.

All growth rates included in this Report are at constant exchange rates (CER) unless otherwise stated. CER growth is discussed below.

Financial review 2013

The discussion that follows on movements in turnover is presented excluding divestments completed in 2013. The 2012 turnover analyses have been presented on a comparable basis.

Group turnover by business

	2013 £m	2012 (restated) £m	Growth CER%*	Growth £%
Pharmaceuticals	17,426	17,411	1	—
Vaccines	3,420	3,325	2	3
Pharmaceuticals and Vaccines	20,846	20,736	1	1
Consumer Healthcare	4,756	4,747	2	—
	25,602	25,483	2	—
Divestments completed in 2013	903	948
	26,505	26,431	1	—

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Total Group turnover for 2013 was £26,505 million, up 1%. Excluding the impact of divestments completed in 2013, turnover increased 2%. Pharmaceuticals and Vaccines turnover grew 1%. Pharmaceuticals turnover grew 1% and, as growth in the US, Japan and Emerging Markets was partially offset by continued pricing pressures and generic competition in Europe. ViiV Healthcare turnover for 2013 was flat. Vaccines turnover grew 2%, despite the adverse comparison with strong Cervarix sales in Japan in 2012. Excluding Cervarix in Japan, Vaccines sales grew 5%, reflecting the strong growth in the US of Infanrix/Pediarix and Boostrix, both of which benefited from competitor supply issues, and Fluarix/FluLaval, which benefited from the launch of the new Quadrivalent formulation, as well as a better performance by the business in Europe. Consumer Healthcare turnover increased 2% to £4,756 million.

Group turnover by geographic region

	2013 £m	2012 (restated) £m	Growth CER%	Growth £%
US	8,620	8,330	2	3
Europe	6,862	6,675	—	3
Emerging Markets	6,579	6,629	2	(1)
Japan	1,886	2,219	2	(15)
Other	1,655	1,630	5	2
	25,602	25,483	2	—
Divestments completed in 2013	903	948
	26,505	26,431	1	—

Group sales outside the USA and Europe accounted for 40% of total turnover and reported growth of 2%, adversely impacted by sales declines in China.

Group turnover by segment

	2013 £m	2012 (restated) £m	Growth CER%	Growth £%
Pharmaceuticals and Vaccines:
US	5,817	5,508	4	6
Europe	4,226	3,956	3	7
Emerging Markets	3,370	3,309	3	2
Japan	1,058	1,203	6	(12)
ViiV Healthcare	1,386	1,374	—	1
Established Products	3,874	4,351	(8)	(11)
Other trading and unallocated	1,115	1,035	11	8
Pharmaceuticals and Vaccines	20,846	20,736	1	1
Consumer Healthcare	4,756	4,747	2	—
	25,602	25,483	2	—
Divestments completed in 2013	903	948
	26,505	26,431	1	—

Pharmaceuticals turnover

	2013 £m	2012 (restated) £m	Growth CER%	Growth £%
Respiratory	7,289	7,044	4	3
Oncology	969	798	22	21
Cardiovascular, metabolic and urology	1,073	1,144	(5)	(6)
Immuno-inflammation	161	70	>100	>100
Other pharmaceuticals	2,674	2,630	5	2
ViiV Healthcare (HIV)	1,386	1,374	—	1
Established Products	3,874	4,351	(8)	(11)
	17,426	17,411	1	—

Respiratory

Respiratory sales in 2013 grew 4% to £7,289 million, with the US up 7%, Europe down 2%, Emerging Markets up 4% and Japan up 10%. Seretide/Advair sales were up 4% to £5,274 million, largely driven by a strong US performance. Flixotide/Flovent sales increased 2% to £796 million, and Ventolin sales grew 2% to £642 million. Xyzal sales, almost exclusively made in Japan, grew 26% to £137 million, reflecting a strong allergy season.

In the US, Respiratory sales grew 7%, with Advair up 8% to £2,769 million, compared with 6% estimated underlying growth for the year (5% volume decline more than offset by an 11% positive impact of price and mix). Flovent sales were up 6% to £482 million with estimated underlying growth for the year up 6% (4% volume decrease offset by a 10% positive impact of price and mix). Ventolin grew 4% to £291 million, with estimated underlying growth of 8% driven mostly by improved price realisation in the first half of the year. The launch of Breo Ellipta began in Q4 2013 with £5 million of sales recorded in the quarter.

European Respiratory sales were down 2% reflecting increased competition in many markets. Seretide sales were down 2% to £1,458 million, with a 2% volume decrease and no net impact of price and mix.

Respiratory sales in Emerging Markets grew 4%, but 9% excluding China, led by Seretide, which grew 4% to £429 million (12% excluding China). Seretide continued to deliver strong growth across many Emerging Markets markets. Veramyst, grew 16% to £71 million and Ventolin increased 2% to £171 million.

In Japan, Respiratory sales grew 10% to £554 million, with strong growth from both Xyzal and Veramyst. Adoair sales grew 8% to £277 million. Relvar Ellipta was launched in December 2013, recording sales of £3 million.

Oncology

Oncology sales grew 22% to £969 million, marking the second consecutive year of double digit percentage growth for the business. US sales were up 17% with strong performances by Votrient, Promacta and Arzerra, but also contributions from the launches of two new metastatic melanoma products Tafinlar and Mekinist. Sales in Europe grew 28% and Emerging Markets grew 18%. Votrient sales grew 80% to £331 million, Promacta sales grew 46% to £186 million and Arzerra sales grew 23% to £75 million. Tykerb/Tyverb sales fell 13% to £207 million due to increased competition. Both Hycamtin in Europe and Emerging Markets and Argatroban in the US continued to be adversely affected by generic competition.

In the US, there were continued strong growth contributions from Votrient, up 56% to £144 million, and Promacta, up 33% to £73 million, which benefited from a new indication for thrombocytopenia associated with Hepatitis C received during Q4 2012. Arzerra grew 18% to £46 million. The US performance also reflects contributions totalling £21 million from Tafinlar and Mekinist, which were both launched in Q2 2013 as monotherapy treatments and achieved strong uptake in the BRAF V600 melanoma market during the first few months on the market. In January 2014, Tafinlar and Mekinist were approved by the FDA for combination use.

In Europe, sales grew 28% to £339 million, led by sales of Votrient, which increased by 91% to £130 million, as it continued to build market share in many markets. Revolade received approval in Europe for use in thrombocytopenia associated with Hepatitis C at the end of Q3 2013 and sales in the year increased by 47% to £55 million. Tafinlar was launched in Q3 2013 in certain markets and has achieved strong uptake in these early launch markets.

Emerging Markets sales grew 18% to £149 million led by strong growth of Votrient (up 77% to £37 million) and Promacta (up 92% to £22 million). In the region Tykerb was down 9% to £47 million, and Hycamtin was down 36% to £7 million.

Cardiovascular, metabolic and urology

Sales in the category fell 5% primarily as a result of the impact of the conclusion of the Vesicare co-promotion agreement in Q1 2012.

The Avodart franchise grew 10% to £857 million with 31% growth in sales of Duodart/Jalyn. Avodart sales grew 5% to £648 million.

The increase in Metabolic product sales primarily reflected higher sales of Prolia in Europe and EMAP.

Other pharmaceuticals

Sales of Anti-virals more than doubled reflecting tender shipments of Relenza in Japan.

Augmentin sales grew 5% to £630 million with strong growth in Emerging Markets, reflecting, in part, a comparison with some supply interruptions in 2012. Zinnat sales were flat at £169 million, and Zinacef sales fell 14% to £55 million.

Dermatology sales declined 5% to £631 million, primarily as a result of the decline in the US, down 37% to £115 million, which continued to suffer from the impact of generic competition, particularly to Bactroban, Duac and Soriatane, together with the effect of the disposal of a number of tail brands in Q2 2013. Emerging Markets sales grew 8% to £289 million, reflecting strong growth in Bactroban, Dermovate and Duac particularly in Middle East/Africa and Latin America. European sales grew 6% to £170 million.

Volibris, up 21% to £147 million, and Mepron, up 8% to £101 million, were the main drivers of the 7% growth in the Rare diseases category. Flolan sales fell 16% to £103 million, primarily as a result of the biennial price reduction in Japan in Q2 2012 and continued generic competition in the US and Europe.

Immuno-inflammation

Benlysta turnover in the year was £146 million, with £134 million in the US. Total in-market sales of Benlysta in the US in 2012 were £96 million.

ViiV Healthcare (HIV)

ViiV Healthcare sales of £1,386 million were flat as sales in the US were up 5%, Europe down 3% and Emerging Markets down 12%. Epzicom/Kivexa sales increased 14% to £763 million and Selzentry was up 10% to £143 million. Tivicay recorded sales of £19 million from the early stages of its launch in the US, which started in August 2013. Tivicay was approved in Europe in January 2014 and launches are planned in several markets throughout 2014. Growth contributions within this business were offset by declines in the mature portion of the portfolio, mainly Combivir, down 36% to £116 million

Established Products

Established Products declined 8% to £3,874 million as sales of Lovaza fell 5% to £584 million as a result of increased competition and the decline in the non-statin dyslipidemia prescription market. Declines in Zeffix and Hepsera reflected the sales decline in China.

Serevent sales were down 10%. Seroxat/Paxil sales fell 16% to £285 million, primarily due to generic competition in Japan and Europe and Requip sales fell 18% to £125 million reflecting generic competition in the US and Europe. Lamictal sales fell 7% to £557 million, primarily as a result of generic competition to Lamictal XR in the US, which started in Q1 2013. Sales of the Lamictal franchise in the US fell 18% to £276 million.

Vaccines turnover

	2013 £m	2012 £m	Growth CER%	Growth £%
Vaccines sales	3,420	3,325	2	3

Performance of the Vaccines business improved towards the end of the year, with a significant increase in tender sales in the last quarter. The 2% increase in Vaccines sales was principally attributable to the growth of Infanrix/Pediarix, Fluarix/FluLaval and Boostrix, which was largely offset by the decline of Cervarix in Japan, reflecting the suspension of the recommendations for the use of HPV vaccines in Japan, together with an adverse comparison with strong Cervarix sales in 2012, which benefited from the final stages of the HPV vaccination catch-up programme in Japan. Cervarix sales declined 37% to £172 million. Excluding Cervarix in Japan, Vaccines sales increased by 5%.

Infanrix/Pediarix sales increased 9% to £862 million, with the growth primarily reflecting stronger tender shipments in Europe and Emerging Markets as well as the benefit in the US of a competitor supply shortage. Boostrix sales, which also benefited from a competitor supply issue in the US, grew 19% to £288 million.

Sales of hepatitis vaccines fell 4% to £629 million, primarily reflecting lower sales in the US as a result of the return of competing vaccines to the market during the second half of 2012, together with declines in Europe and China.

Synflorix sales increased 2% to £405 million, helped by strong tender sales in Middle East/Africa and Latin America.

Rotarix sales grew 5% to £375 million, with strong growth in Middle East/Africa and Europe partially offset by the impact of increased competition in Japan.

Fluarix, FluLaval sales increased 25% to £251 million, following the launch of the Quadrivalent formulation in the US.

Consumer Healthcare turnover

	2013 £m	2012 (restated) £m	Growth CER%	Growth £%
Wellness	1,865	1,991	(5)	(6)
Oral care	1,884	1,806	6	4
Nutrition	627	590	12	6
Skin health	380	360	6	6
	4,756	4,747	2	—

	2013 £m	2012 (restated) £m	Growth CER%	Growth £%
USA	951	926	1	3
Europe	1,392	1,386	(2)	—
ROW	2,413	2,435	5	(1)
	4,756	4,747	2	—

Consumer Healthcare turnover grew 2% in the year.

Wellness

Total wellness sales, excluding the non-core OTC brands that were divested in H1 2012, fell 5%. In both the US and Europe alli reported strong growth, in large part due to being out of stock for much of 2012. A severe cold and flu season in early 2013 helped drive growth of several respiratory brands including Coldrex, Beechams and Panadol Cold and Flu. This growth was partly offset by a 57% reduction in sales in China of Contac, due to new shelving requirements, and Fenbid, down 31%, in advance of mandatory price reductions.

Oral care

Strong growth in Oral care sales was led by growth in Specialist oral health, with Sensodyne Sensitivity and Acid erosion up 15% and denture care brands up 9%, but Aquafresh was down 12%.

Nutrition

Nutrition sales grew 12% with strong growth in Rest of World markets, led by Horlicks, up 14%, and Boost in India and key expansion markets in the sub-continent.

Skin health

Skin health sales grew 6%, led by Abreva in the US.

Regional performance

US sales grew 1%, led by strong contributions from Oral care brands, alli and Abreva. This was partially offset by declines in Gastro-intestinal products, reflecting increased competitor activity, and Smoking control products impacted by supply disruptions. In Europe, sales declined 2% helped by sales of alli and strong growth in products for Respiratory health and Pain.

Oral care sales in Europe were flat, as strong growth in Sensodyne and denture care brands was offset by a decline in Aquafresh, due in part to supply issues in Q4 2013. Rest of World markets grew 5%, reflecting growth across most categories and markets, particularly in India, partially offset by a 23% reduction of sales in China, mainly due to the reduction in sales of Contac and Fenbid.

Core results

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of all of these items. The analyses that follow do not exclude divestments completed in 2013.

Major restructuring costs charged in arriving at operating profit include costs arising under the Operational Excellence restructuring programme, initiated in 2007 and expanded in 2009, 2010 and 2011, the Major Change restructuring programme initiated in 2013 and restructuring costs following the acquisitions of Human Genome Sciences, Inc. in August 2012 and Stiefel Laboratories, Inc. in July 2009.

Reconciliations of core results to total results are presented on page 65.

Core results reporting aligns business performance reporting around the underlying trading performance of the Group and its primary growth drivers by removing the volatility inherent in many of the non-core items.

Core results reporting is utilised as the basis for internal performance reporting and the core results are presented and discussed in this Financial review as we believe that this approach provides investors with a clearer view of the underlying trading performance of the Group. We also believe that this approach should make the Group’s results more comparable with the majority of our peers, many of which use similar forms of underlying performance reporting to discuss their results, although the precise calculations may differ. The Financial review also presents and discusses the total results of the Group.

Cost of sales

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Cost of sales	(7,549)	(28.5)	(7,109)	(26.9)	6	6

Core cost of sales was 28.5% of turnover compared with 26.9% in 2012. Net of currency effects of 0.3 percentage points and the impact of a 0.3 percentage point reduction to the 2012 cost of sales percentage due to the settlement in early 2012 of a royalty agreement and the conclusion of the Vesicare agreement, the cost of sales percentage increased 1.0 percentage points. This reflected the expected impact of the unwinding of costs of manufacturing volume shortfalls, adverse mix and the impact of preparing for the launches of new pipeline products, partially offset by ongoing cost management, better price realisation and restructuring benefits.

Selling, general and administration

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Selling, general and administration	(7,928)	(29.9)	(7,905)	(29.9)	1	—

Core SG&A costs as a percentage of sales were 29.9%, flat on 2012, as the net favourable year-on-year benefits of the Group’s restructuring programmes and ongoing cost management efforts funded investments in growth businesses and preparations for new product launches.

Advertising and promotion expenses decreased 2%, Selling and distribution decreased 1% and general administration increased 6%.

Research and development

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Research and development	(3,400)	(12.8)	(3,485)	(13.2)	(3)	(2)

Core R&D expenditure declined 3% to £3,400 million (12.8% of turnover) compared with £3,485 million (13.2% of turnover) in 2012. This reflected the completion of a number of large trials, the phasing of ongoing project spending as well as continuing cost management.

We remain focused on delivering an improved return on our investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards).

The table below analyses core R&D expenditure by these categories:

	2013 £m	2012 (restated) £m
Discovery	742	800
Development	1,535	1,655
Facilities and central support functions	449	377
Pharmaceuticals R&D	2,726	2,832
Vaccines R&D	496	498
Consumer Healthcare R&D	178	155
Core R&D	3,400	3,485

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio decreased from 58% of Pharmaceuticals R&D costs in 2012 to 56% in 2013.

Royalty income

Royalty income was £387 million (2012: £306 million) and included a prior year royalty catch-up adjustment recorded early in 2013.

Core operating profit

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Core operating profit	8,015	30.2	8,238	31.2	—	(3)

Core operating profit was £8,015 million, flat in CER terms on a turnover increase of 1%. The core operating margin of 30.2% was 1.0 percentage points lower than in 2012. Excluding currency effects, the margin declined 0.5 percentage points. This reflected the negative impact of an expected increase in cost of sales, partially offset by higher royalty income and lower R&D expenditure, as the Group’s continuing restructuring programmes contributed incremental year-on-year savings of around £400 million from both ongoing and structural initiatives.

The contribution in 2013 from structural benefits was approximately £115 million lower than in 2012. Total savings realised from changes to post-retirement medical obligations in 2013 were approximately £280 million. In 2012, the Group realised £395 million of savings from the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Net finance costs

Finance income	2013 £m	2012 £m
Interest and other income	59	77
Fair value movements	2	2
	61	79

Finance expense
Interest expense	(726)	(745)
Unwinding of discounts on liabilities	—	(10)
Remeasurements and fair value movements	(5)	(24)
Other finance expense	(22)	(24)
	(753)	(803)

Core net finance expense was £692 million compared with £724 million in 2012, despite higher average net debt levels during the year, largely driven by continuing share repurchases and dividends to shareholders. This reflected our strategy to improve the funding profile of the Group. Net debt at 31 December 2013 was £1.4 billion lower than at 31 December 2012, reflecting receipts of £2.5 billion from the disposals of businesses, intangible assets, Aspen shares and other investments realised largely at the end of the year.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £43 million (2012 – £29 million) principally arose from the Group’s holding in Aspen Pharmacare.

Core profit before taxation

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Core profit before tax	7,366	27.8	7,543	28.5	—	(2)

Taxation

Tax on core profit amounted to £1,695 million and included recognition of US R&D credits reflected in the effective core tax rate of 23.0% (2012: 24.4%).

We continue to believe that we have made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities or litigation.

Core earnings per share

Core EPS of 112.2p (2012 – 111.4p) increased 4% in CER terms and 1% at actual exchange rates.

Dividend

The Board declared four interim dividends resulting in a dividend for the year of 78 pence, a 4 pence increase on the dividend for 2012. See Note 16 to the financial statements, ‘Dividends’.

Total results

		2013 % of turnover		2012 (restated) % of turnover	Growth
	£m		£m		CER%	£%
Turnover	26,505	100	26,431	100	1	—
Cost of sales	(8,585)	(32.4)	(7,925)	(30.0)	8	8
Selling, general and administration	(8,480)	(32.0)	(8,789)	(33.3)	(3)	(4)
Research and development	(3,923)	(14.8)	(3,979)	(15.1)	(2)	(1)
Royalty income	387	1.5	306	1.2	25	26
Other operating income	1,124	4.2	1,256	4.8	(10)	(11)
Operating profit	7,028	26.5	7,300	27.6	(1)	(4)
Net finance costs	(706)		(729)
Profit on disposal of interest in associates	282		—
Share of after tax profits of associates and joint ventures	43		29
Profit before taxation	6,647		6,600		4	1
Taxation	(1,019)		(1,922)

Total profit after taxation for the year	5,628		4,678		24	20

Total profit attributable to shareholders	5,436		4,499

Earnings per share (p)	112.5		91.6		27	23
Earnings per ADS (US$)	3.53		2.91

Cost of sales

Total cost of sales was 32.4% of turnover compared with 30.0% in 2012. The increase primarily reflected the expected impact of the unwinding of costs of manufacturing volume shortfalls, adverse mix effects, the impact of preparing for the launches of new pipeline products and higher amortisation and impairments of intangible assets, partially offset by ongoing cost management, better price realisation and restructuring benefits.

Selling, general and administration

Total SG&A costs decreased to 32.0% of turnover compared with 33.3% in 2012, reflecting lower legal and restructuring charges. The net favourable year-on-year benefits of the Group’s restructuring programmes and ongoing cost management efforts funded investments in growth businesses and preparations for new product launches.

Advertising and promotion expenses decreased 2%, selling and distribution fell 1% and general and administration decreased 5%, primarily reflecting lower legal charges.

Research and development

Total R&D expenditure declined 2% to £3,923 million (14.8% of turnover) compared with £3,979 million (15.1% of turnover) in 2012. This reflected the completion of a number of large trials, the phasing of ongoing project spending as well as continuing cost management, partially offset by higher restructuring and required regulatory charges.

Other operating income

Other operating income of £1,124 million (2012 – £1,256 million) included the profit on the disposal of the Lucozade and Ribena business and the anti-coagulant products of £1,331 million. The 2012 income included gains on the profit on disposal of the non-core OTC brands of £559 million and the gain of £581 million arising on the revaluation of pre-existing collaborations as part of the HGS and ViiV Healthcare/Shionogi joint venture acquisitions.

Operating profit

Total operating profit was £7,028 million compared with £7,300 million in 2012. The non-core items resulted in total net charges of £987 million in 2013 (2012 – £938 million).

The intangible asset amortisation of £547 million (2012 – £477 million) included £94 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition in late 2012. Intangible asset impairments of £739 million (2012 – £693 million) included write-offs of several R&D assets, together with the partial impairment of Lovaza, reflecting a reassessment of the Group’s expectations on the likelihood of potential generic competition.

Major restructuring charges of £517 million (2012 – £557 million) comprised £238 million under the Operational Excellence programme, £260 million under the Major Change programme and £19 million related to the acquisition of HGS.

The Operational Excellence programme was initiated in 2007 and after several expansions is expected to cost approximately £4.85 billion. It is expected to deliver annual pre-tax savings of approximately £2.9 billion by the end of 2014.

The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business. The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million, and is expected to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £252 million (2012 – £436 million) principally related to provisions for existing product liability matters.

Acquisition accounting and other credits of a net £1,068 million (2012 – £1,225 million credit) included items related to major acquisitions, business, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items. The 2013 net credit included gains on the disposals of the Lucozade and Ribena business and the anti-coagulant products of £1,331 million. The 2012 net credit included gains on the profit on disposal of the non-core OTC brands of £559 million and the gain of £581 million arising on the revaluation of pre-existing collaborations as part of the HGS and ViiV Healthcare/Shionogi joint venture acquisitions.

Net finance costs

Finance income	2013 £m	2012 £m
Interest and other finance income	59	77
Fair value movements	2	2
	61	79

Finance expense
Interest expense	(726)	(745)
Unwinding of discounts on liabilities	(14)	(15)
Remeasurements and fair value movements	(5)	(24)
Other finance expense	(22)	(24)
	(767)	(808)

Total net finance expense was £706 million compared with £729 million in 2012, despite higher average net debt levels during the year, reflecting our strategy to improve the funding profile of the Group.

Profit on disposal of interest in associates

The pre-tax profit on disposal of interest in associates was £282 million (2012 – £nil) and reflected the disposal of 28.2 million ordinary shares in Aspen Pharmacare for £429 million.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £43 million (2012 – £29 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, profit before taxation was £6,647 million compared with £6,600 million in 2012, a 4% CER increase and a 1% increase in sterling terms.

Taxation

	2013 £m	2012 (restated) £m
UK corporation tax at the UK statutory rate	265	350
Less double taxation relief	—	(180)
	265	170
Overseas taxation	1,284	1,510
Current taxation	1,549	1,680
Deferred taxation	(530)	242
Taxation on total profits	1,019	1,922

The charge for taxation on total profits amounted to £1,019 million and represented an effective tax rate of 15.3% (2012 – 29.1%), reflecting the differing tax effects of the various non-core items. It included a net deferred tax charge of £234 million related to the unwinding of deferred profit in inventory as existing inventory produced prior to the 2012 restructuring of the supply chain is sold. The 2013 charge for taxation on total profits also included deferred tax credits of £393 million, primarily reflecting continuing restructuring of the supply chain compared to a predominantly non cash deferred tax charge of £420 million in 2012. The Group’s balance sheet at 31 December 2013 included a tax payable liability of £1,452 million and a tax recoverable asset of £129 million.

We continue to believe that we have made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Earnings per share

Total earnings per share was 112.5p for the year, compared with 91.6p in 2012 and non-core net credits totalled 0.3p (2012 – 19.8p charges).

Financial position and resources

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of our processes use chemicals and hazardous materials.

The total cost of our property, plant and equipment at 31 December 2013 was £18,853 million, with a net book value of £8,872 million. Of this, land and buildings represented £3,909 million, plant and equipment £2,509 million and assets in construction £2,454 million. In 2013, we invested £1,235 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2013, we had contractual commitments for future capital expenditure of £443 million and operating lease commitments of £777 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Our Planet’ on page 57 and in Note 44 to the financial statements, ‘Legal proceedings’.

Goodwill

Goodwill decreased during the year to £4,205 million at December 2013, from £4,359 million. The decrease primarily reflects a weakening of overseas currencies.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2013 was £9,283 million (2012 – £10,161 million). The decrease in 2013 reflected assets acquired from the acquisition of Okairos AG of £190 million, capitalised development costs of £246 million and £183 million of computer software costs, more than offset by the amortisation and impairment of existing intangibles of £682 million and £745 million, respectively.

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2013 of £1,525 million (2012 – £1,366 million). The market value at 31 December 2013 was £2,212 million (2012 – £1,968 million). The largest of these investments are in an associate, Aspen Pharmacare Holdings Limited, which had a book value at 31 December 2013 of £229 million (2012 – £430 million) and an investment in Theravance, Inc. which had a book value at 31 December 2013 of £644 million (2012 – £362 million). During the year we sold 28.2 million shares in Aspen Pharmacare Holdings Limited, representing 6.2% of our interest, for £429 million. The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £156 million (2012 – £103 million). The majority of this amount relates to interest rate swaps and foreign exchange contracts both designated and non-designated (inter-company loans and deposits) as accounting hedges.

Inventories

Inventory of £3,900 million has decreased by £69 million during the year. The decrease reflects the impact of the disposal of the Lucozade/Ribena and anti-coagulant products businesses partly offset by higher vaccine stocks and stockbuilding for new product launches.

Trade and other receivables

Trade and other receivables of £5,442 million have increased from 2012 reflecting the receivable due from Aspen in respect of the inventory and a manufacturing site which formed part of the disposal of the anti-coagulants products business partly offset by a weakening of overseas currencies.

Derivative financial instruments: liabilities

We held both non-current and current derivative financial instruments at fair value of £130 million (2012 – £65 million). This primarily relates to foreign exchange contracts both designated and non-designated (inter-company loans and deposits, external debt and legal provisions) as accounting hedges.

Trade and other payables

Trade and other payables amounting to £8,317 million have increased from £8,054 million in 2012, reflecting the current year accrual in respect of the acquisition of further shares in the Group’s Indian Pharmaceutical subsidiary of £635 million partly offset by the effect of the increased shareholding in the Indian Consumer Healthcare subsidiary accrued in 2012, together with a weakening of overseas currencies.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £2,237 million at 31 December 2013 (2012 – £2,396 million) in respect of estimated future liabilities, of which £646 million (2012 – £527 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £613 million (2012 – £1,312 million) on pension arrangements and £1,246 million (2012 – £1,685 million) on unfunded post-employment liabilities.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £775 million at 31 December 2013.

Net debt

Net debt decreased by £1,392 million and reflected the receipts of £2.5 billion from the disposals of the Lucozade/Ribena and anti-coagulant products businesses, intangible assets, part of the Group’s investment in Aspen Pharmacare Holdings Limited and other investments. The impact of these was partly offset by the consideration paid to increase the shareholding in the Group’s Indian Consumer Healthcare subsidiary from 43.2% to 72.5% at a cost of £588 million and to acquire Okarios AG for £205 million.

The Group’s strong cash generation enabled the financing of share repurchases of £1.5 billion and dividend payments of £3.7 billion.

Total equity

At 31 December 2013, total equity had increased from £6,737 million at 31 December 2012 to £7,812 million. The increase arose principally from a reduction in the pension deficit of £699 million, a reduction in the post-retirement provision of £439 million and retained profits in the year exceeding shares repurchased, partly offset by the liability of £635 million arising from the open offer to purchase shares held by the non-controlling interest in the Group’s Indian Pharmaceutical subsidiary, GlaxoSmithKline Pharmaceuticals Limited.

The changes in non-controlling interests in the year primarily arose from the voluntary open offer to acquire further shares in GSK Pharmaceuticals Ltd, the Group’s Pharmaceutical subsidiary in India.

Cash generation and conversion

The net cash inflow from operating activities for the year was £7,222 million (2012 – £4,374 million). The increase primarily reflected legal settlements being some £2.5 billion lower than in 2012, together with the phasing of restructuring expenditure, lower tax payments and pension contributions, partially offset by a smaller reduction in working capital compared with 2012 given supply chain investments in inventory and launch preparation.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,701 million (2012 - £1,520 million) and disposals realised £2,033 million (2012 – £1,124 million). Cash payments to acquire equity investments of £133 million (2012 – £229 million) were made in the year and sales of equity investments realised £59 million (2012 – £28 million).

5.B	Liquidity and capital resources

The information set forth under the heading:

•	“Financial position and resources” on pages 65 to 70

of the GSK Annual Report 2014 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Intellectual property and patent protection” on page 10;

•	“Competition” on page 10;

•	“Deliver” within “Pharmaceuticals and Vaccines” on pages 24 to 26, “Viiv Healthcare” on page 32 and “Consumer Healthcare” on page 34;

•	“Pharmaceuticals R&D Approach” on pages 26 to 27;

•	“Investment in R&D” on page 27;

•	“Vaccines R&D Approach” on page 28;

•	“Late-stage pipeline” on page 29;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 225 to 228;

•	“Pharmaceutical products, competition and intellectual property” on pages 229 to 231; and

•	“Consumer Healthcare products and competition” on page 231

of the GSK Annual Report 2014 is incorporated herein by reference.

The information set forth under the headings:

•	“Financial Review 2013 – Core results – Research and development”; and

•	“Financial Review 2013 – Total results – Research and development”

of item 5.A hereof is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading:

•	“Group financial review” on pages 48 to 60 and 62 to 70; and

•	“Financial record – Quarterly trend” on pages 218 to 219

of the GSK Annual Report 2014 is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 67

of the GSK Annual Report 2014 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 72 to 75; and

•	“Our Corporate Executive Team” on pages 76 to 77

of the GSK Annual Report 2014 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

•	“Remuneration report” on pages 96 to 128

of the GSK Annual Report 2014 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 78 to 95;

•	“Governance” on page 108;

•	“Termination of employment” on page 124;

•	“Directors” on page 246; and

•	“Donations to political organisations and political expenditure” on page 246 of the GSK Annual Report 2014 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Performance and Engagement” on page 44;

•	“Note 9 – Employee costs” on page 153;

•	“Note 28 – Pensions and other post-employment benefits” on pages 167 to 174; and

•	“Five year record, Number of employees” on page 224

of the GSK Annual Report 2014 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 42 – Employee share schemes” on pages 200 to 203;

•	“Total remuneration for 2014” on pages 97 to 98;

•	“Long-term incentive plans” on pages 101 to 102;

•	“Update on performance of ongoing awards” on page 103; and

•	“Directors’ interests in shares” on pages 111 to 116

of the GSK Annual Report 2014 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Share capital and control” on page 242;

•	“Analysis of shareholdings at 31 December 2014” on page 243; and

•	“Change of control and essential contracts” on page 247

of the GSK Annual Report 2014 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 181

of the GSK Annual Report 2014 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information

See item 18 below.

In addition, the information set forth under the headings:

•	“Dividends” on page 244; and

•	“Note 45 – Legal proceedings” on pages 206 to 210

of the GSK Annual Report 2014 is incorporated herein by reference.

8.B	Significant Changes

There has been no significant change since 31 December 2014, being the date of the latest annual financial statements.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 242;

•	“Share price” on page 242; and

•	“Nature of trading market” on page 243

of the GSK Annual Report 2014 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	“Nature of trading market” on page 243

of the GSK Annual Report 2014 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and articles of association

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

(d) Variation of rights and changes in capital

Subject to the provisions of any statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company (the “Companies Acts”), the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class(excluding any shares of that class held as treasury shares) (but provided that at any adjourned meeting any holder of shares of the relevant class present in person or by proxy shall be a quorum).

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

(f) Untraced shareholders

The company may sell any certificated Shares in the company after advertising its intention and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless forfeited.

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

(h) General meetings of shareholders

The Articles rely on the Companies Act 2006 provisions dealing with the calling of general meeting. The company is required by the Companies Act 2006 to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Directors and must be called promptly upon receipt of a requisition from shareholders. Under the Companies Act 2006, an annual general meeting must be called by notice of at least 21 clear days. A general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting.

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

(j) Other Conflicts of Interest

Subject to the provisions of the Companies Acts, and provided the nature and extent of a Director’s interest has been declared to the Directors, a Director may:

(i)	be party to, or otherwise interested in, any contract with the company, or in which the company has a direct or indirect interest;

(ii)	hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period and upon such terms, including remuneration, as the Directors may decide;

(iii)	act by himself or through a firm with which he is associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor);

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

No contract in which a Director is interested shall be liable to be avoided, and any Director who is so interested is not liable to account to the company or its shareholders for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established. However, no Director may vote on, or be counted in the quorum, in relation to any resolution of the board relating specifically to his or her own appointment (including remuneration) or the terms of his or her termination of appointment or relating to any contract in which he or she has an interest (subject to certain exceptions).

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

(k) Directors’ remuneration

Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors, but the total fees paid to all of the directors for acting as directors (including amounts paid to any director who acts as chairman or is chairman of, or serves on any committee of the board of directors but excluding any amounts paid under any other provision of the Articles) shall not exceed the higher of:

(i)	£3 million a year; and

(ii)	any higher amount as the company may by ordinary resolution decide. Such fees may be satisfied in cash or in shares or any other non-cash form. Any Director who is appointed to any executive office, acts as Chairman, acts as senior independent director, acts as a scientific/medical expert on the board, is Chairman of, or serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary services of a Director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors may decide. Each Director may be paid reasonable travelling, hotel and other incidental expenses he or she incurs in attending and returning from meetings of the Directors or committees of the Directors, or general meetings of the company, or otherwise incurred in connection with the performance of his or her duties for the company.

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

(ii)	has held office, other than employment or executive office, for a continuous period of nine years or more; or

(iii)	he or she has been appointed by the Directors since the last annual general meeting.

In addition to any power of removal conferred by the Companies Acts the company may by special resolution remove any Director before the expiration of his or her period of office. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors shall be required.

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

On April 22, 2014, GSK and Novartis AG (“Novartis”) entered into a three-part, inter-conditional transaction (the “Transaction”), pursuant to which they executed an implementation agreement (as subsequently amended, the “Implementation Agreement”), a contribution agreement relating to a consumer healthcare joint venture (as subsequently amended, the “Contribution Agreement”), a share and business sale agreement relating to the vaccines business of Novartis (as subsequently amended, the “Vaccines SAPA”), a sale and purchase agreement relating to the oncology business of GSK (as subsequently amended, the “Oncology SAPA”) and a put option deed relating to the influenza vaccines business of Novartis (as subsequently amended, the “Put Option Deed” and, together with the Implementation Agreement, the Contribution Agreement, the Vaccines SAPA and the Oncology SAPA, the “Transaction Contracts”). The Transaction remains subject to certain conditions.

Under the Vaccines SAPA, Novartis has agreed to sell, and GSK has agreed to purchase, Novartis’ vaccines business (excluding Novartis’ influenza vaccines business). The purchase price for the business is up to US$7,055,000,000 plus royalties. The US$7,055,000,000 consists of US$5,255,000,000 upfront and up to US$1,800,000,000 in milestone payments. Under the Oncology SAPA, GSK has agreed to sell or license, and Novartis has agreed to purchase or license, certain assets, rights and liabilities relating to GSK’s oncology business. Novartis has agreed to acquire GSK’s oncology products for an aggregate cash consideration of US$16,000,000,000. Under the terms of the transaction, Novartis also has preferred partner rights over GSK’s current and future oncology research and development pipeline, excluding oncology vaccines, for a period of 12.5 years following the closing of the Transaction. Under the Put Option Deed, Novartis has the right to unilaterally require GSK to acquire from Novartis its entire influenza vaccines business for US$250,000,000, or certain parts of the influenza vaccines business for a pro rata portion thereof (subject to certain customary purchase price adjustments) if the divestment of this business to a certain third party does not complete (the “Influenza Put Option”). The Influenza Put Option is exercisable during an 18-month period. Any divestment to GSK under the Influenza Put Option (if exercised) would be subject to applicable antitrust clearances and satisfaction of certain other conditions. Under the Contribution Agreement, GSK will contribute its consumer healthcare business and Novartis will contribute its over-the-counter business into a newly-created joint venture company, which will operate under the “GSK Consumer Healthcare” name. Upon completion, GSK will own a 63.5% share of the joint venture. Pursuant to the shareholders’ agreement expected to be entered into by GSK and Novartis upon closing of the Transaction, GSK will have seven of eleven seats on the joint venture’s board of directors, and Novartis will have customary minority rights and exit rights at a pre-defined, market-based pricing mechanism.

GSK’s shareholders approved the Transaction on December 18, 2014. The Transaction received clearance from the U.S. Federal Trade Commission on November 26, 2014 and from the European Commission on January 28, 2015, in each case subject to the fulfillment of certain conditions. The closing of the Transaction also remains subject to the satisfaction of closing conditions pursuant to the terms of certain of the Transaction Contracts. If the conditions to the closing of the Transaction are not satisfied (or, where applicable, waived) by October 22, 2015 (or such later date as GSK and Novartis may agree), the Transaction will terminate and, in certain circumstances, termination fees may be payable by either party. Subject to the satisfaction of the remaining conditions, the Transaction is expected to close in the week commencing March 2, 2015.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 242 of the GSK Annual Report 2014 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on pages 244 to 245

of the GSK Annual Report 2014 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 245

of the GSK Annual Report 2014 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on page 69

•	“Treasury operations” on page 70; and

•	“Note 41 – Financial instruments and related disclosures” on pages 190 to 200 of the GSK Annual Report 2014 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

The table below sets forth the amount of such payments received in respect of the years ended 31 December 2013 and 31 December 2014 and such payments claimed but not yet received in respect of the year ended 31 December 2014.

Direct and indirect payments by the depositary	Received in Respect of 2013	Received in Respect of 2014	Claimed in Respect of 2014 But Not Yet Received
Reimbursement of NYSE listing fees	$372,414.00	$381,152.00	—

Reimbursement of legal fees claimed in U.S. dollars	$210,000.00	—	$600,000.00

Reimbursement of legal fees claimed in Sterling	£34,444.50	—	—

Reimbursement of PCAOB fees	$182,100.00	—	$191,500.00

Reimbursement of Annual Report production costs(1)	£214,256.47	—	£272,423.01

Reimbursement of investor relations expenses(2)	$341,212.25	—	$998,455.09

Distribution of annual general meeting materials	$555,387.61	—	$653,861.77

Tabulation of voting instructions cards	$721.53	—	—

Reimbursement of other programme-related expenditures claimed in U.S. Dollars	$6,279.12	—	—
Reimbursement of other programme-related expenditures claimed in Sterling	—	—	—

(1)	Annual Report production costs include SEC filing fees.
(2)	Investor relations expenses include travel expenses, fees of investor relations consultants, expenses involved in arranging investor relations meetings and telephone expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

•	“Accountability” on pages 84 to 85

of the GSK Annual Report 2014 is incorporated herein by reference.

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2014, the Committee met 11 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, please refer to pages 87 and 249 of the GSK Annual Report 2014. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

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

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at 31 December 2014, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on February 27, 2015.

Section 404: Management’s annual report on internal control over financial reporting.

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2014 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2014, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report can be found in Item 18 below.

Item 16.	[Reserved]

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership and attendance”, within the “Audit & Risk Committee Report”, on page 87; and

•	“Sarbanes-Oxley Act of 2002” on page 247

of the GSK Annual Report 2014 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

•	“Code of Conduct and reporting lines” on page 91

of the GSK Annual Report 2014 is incorporated herein by reference.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2014.

Item 16.C	Principal Accountant Fees and Services

The information set forth under the heading:

•	“Non-audit services” on pages 90 to 91; and

•	“Note 8 – Operating profit” on page 152

of the GSK Annual Report 2014 is incorporated herein by reference.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information set forth under the heading:

•	“Note 33 – Share capital and share premium account” on page 178 of the GSK Annual Report 2014 is incorporated herein by reference.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

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

The Board considers that Professor Sir Roy Anderson, Dr Stephanie Burns, Stacey Cartwright, Lynn Elsenhans, Sir Philip Hampton, Judy Lewent, Sir Deryck Maughan, Dr Daniel Podolsky, Urs Rohner, Tom de Swaan, Jing Ulrich and Hans Wijers, are “independent” for the purpose of the UK Code.

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

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2014, and intends to comply with this requirement at its 2015 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). Evaluation of the board should consider the balance of skills, experience, independence and knowledge of the company on the board, its diversity, including gender, how the board works together as a unit, and other factors relevant to its effectiveness (B.6). GlaxoSmithKline has complied with this requirement. In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company and the external facilitator should be identified in the annual report (B.6.2). The Company conducted an externally facilitated evaluation in 2014 and expects to conduct an internally facilitated evaluation in 2015.

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

(c)    (i) The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser.

(ii)    The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee.

(iii)  The listed company must provide for appropriate funding, as determined by the compensation committee, for payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser retained by the compensation committee.

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

(b)    review the Company’s internal financial controls and internal control and risk management systems (C.3.2);

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

In accordance with the UK Code (C.3.6), GlaxoSmithKline has an internal audit function.

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
Corporate governance guidelines

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirm that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Conduct Authority to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2014 Annual Report.

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.
Description of significant differences

11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	GlaxoSmithKline fulfils this requirement by publishing this document.

Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.	GlaxoSmithKline fulfils this requirement by including this disclosure in its annual report on Form 20-F.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 136;

•	“Consolidated statement of comprehensive income” on page 136;

•	“Consolidated balance sheet” on page 137;

•	“Consolidated statement of changes in equity” on page 138;

•	“Consolidated cash flow statement” on page 139; and

•	“Notes to the financial statements” on pages 140 to 210

of the GSK Annual Report 2014 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2014 and 31 December 2013 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s annual report on internal control over financial reporting” included in item 15 of this 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed) London, United Kingdom

27 February 2015

Item 19	Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Deposit Agreement among the Registrant and The Bank of New York, as Depositary, and the holders from time to time of the American Depositary Receipts issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on December 12, 2007.

4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.2	Amended and Restated Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.7	Implementation Agreement made on April 22, 2014, as amended and restated on May 29, 2014, between GlaxoSmithKline plc and Novartis AG.

4.8	Contribution Agreement relating to the Consumer Healthcare Joint Venture made on April 22, 2014, as amended and restated on May 29, 2014, between Novartis AG, GlaxoSmithKline plc and Leo Constellation Limited. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.9	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, and as further amended on October 9, 2014, between Novartis AG and GlaxoSmithKline plc. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.10	Sale and Purchase Agreement made on April 22, 2014, as amended and restated on May 29, 2014, and as further amended and restated on November 21, 2014, between GlaxoSmithKline plc and Novartis AG. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.11	Put Option Deed relating to all or part of the Influenza Business of the Novartis Group made on April 22, 2014, as amended and restated on May 29, 2014, between Novartis AG and GlaxoSmithKline plc. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to “Note 44 – Principal Group companies” on pages 204 to 205 of the GSK Annual Report 2014 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2*	GSK Annual Report 2014.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2014 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

February 27, 2015	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer