Form 20-F
period 2015-12-31
GLAXOSMITHKLINE PLC
filed 2016-03-18
CIK 1131399

As filed with the Securities and Exchange Commission on March 18, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange
0.700% Notes due 2016 1.500% Notes due 2017 5.650% Notes due 2018 2.850% Notes due 2022 2.800% Notes due 2023 5.375% Notes due 2034 6.375% Notes due 2038 4.200% Notes due 2043	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange London Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,361,307,647

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2015 Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2015” included as exhibit 15.2 to this Form 20-F dated and submitted on March 18, 2016 (the “GSK Annual Report 2015”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on page 1 and the inside back cover, “Directors’ Report” on page 101, “Directors’ statement of responsibilities” on page 130, “Directors’ statement of responsibilities in relation to the company’s financial statements” on page 211, “Share capital and control” on pages 241 to 242, “Financial calendar”, “Results announcements”; “Financial reports” and “Annual General Meeting 2016” on page 243, “Registrar” on page 246, “ADR Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts”, “Share scam alert” and “Responsible Business Supplement” on page 247, “Section 13(r) of the US Securities Exchange Act” on page 249 and “Glossary of terms” on page 259 in each case of the GSK Annual Report 2015 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2015 incorporated by reference herein, namely the “Directors’ Report” (for which see page 101 thereof), the “Strategic Report” (pages 2 to 72 thereof, portions of which are incorporated by reference as described below) and the “Remuneration Report” (pages 102 to 126, portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2015 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2015 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2015 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 222 to 224; and
•	“Dividends” on page 243

of the GSK Annual Report 2015 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk factors

Principal risks and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The factors below are those that we believe could cause our actual results to differ materially from expected and historical results.

We must adapt to and comply with a broad range of laws and regulations. These requirements apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer Healthcare products, and affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully.

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

More detail on the status and various uncertainties involved in our significant unresolved disputes and potential litigation is set out in Note 45, “Legal proceedings”, on pages 206 to 210 of the GSK Annual Report 2015.

Patient safety

Risk definition

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

Intellectual property

Risk definition

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

We operate in markets where intellectual property laws and patent offices are still developing and where governments may be unwilling to grant or enforce intellectual property rights in a fashion similar to more developed regions such as the EU, Japan and the US. Some developing countries have limited, or threatened to limit, effective patent protection for pharmaceutical products in order to facilitate early competition within their markets from generic manufacturers.

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the US where we have our highest turnover and margins, typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

We depend on certain key products for a significant portion of our sales. One such product is our respiratory pharmaceutical product Seretide/Advair which accounts for significant Group sales worldwide. The timing and impact of entry in the US for a generic product containing the same combination of active substances as Seretide/Advair is uncertain. The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010 although the US patent on a component of the Advair Diskus device continues until August 2016. Generic products containing the same combination of active substances as Seretide/Advair (in both metered dose inhalers and dry powder inhalers) have been launched by several manufacturers in a number of European markets. The timing and impact of entry in the US and major markets in Europe for a ‘follow-on’ product to Seretide/Advair is uncertain.

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

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages 228 to 229 of the GSK Annual Report 2015. Legal proceedings involving patent challenges are set out in Note 45 to the financial statements, “Legal proceedings” on pages 206 to 210 of the GSK Annual Report 2015.

Product quality

Risk definition

Failure to comply with current Good Manufacturing Practices (cGMP) or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety resulting in product launch delays, supply interruptions and product recalls which would have the potential to do damage to our reputation. Associated regulatory, legal, and financial consequences could materially and adversely affect our reputation and financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products. A failure to ensure product quality is an enterprise risk which is applicable across all of our business activities. Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with GMP, accuracy of labelling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, with increasing scrutiny of supply continuity, a focus on improved distribution practice and the introduction of novel cell and gene based therapies. Review of inspections conducted across the industry by national regulatory authorities during 2015 highlighted an ongoing focus on data integrity, contamination prevention and the rigour of quality investigations including the robustness of decision making and the timely escalation of pertinent issues to regulatory authorities.

Financial control and reporting

Risk definition

Failure to comply with current tax law or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation; failure to maintain adequate governance and oversight over third-party relationships.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on intra-group debt, could impact our effective tax rate. Significant losses may arise from inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults. Any changes in the substance or application of the governing tax laws, failure to comply with such tax laws or significant losses due to treasury activities could materially and adversely affect our financial results.

Failure to adequately manage third-party relationships could result in business interruption and exposure to risk ranging from sub-optimal contractual terms and conditions, to severe business sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

The Group is required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this may lead to restatements of previously reported results and significant penalties.

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis.

The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and take into account regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate.

The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities. The worldwide nature of our operations and cross-border supply routes can be complex and can lead to questions on tax audit.

There continues to be a significant international focus on tax reform, including the OECD’s ‘BEPS’ project and European Commission initiatives such as the proposed ‘anti-BEPS’ Directive and the increased use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principals and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation.

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

Third party business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business operations. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties.

Anti-Bribery and Corruption (“ABAC”)

Risk definition

Failure to prevent GSK employees and third parties not complying with our ABAC principles and standards, as well as with all applicable legislation.

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

The US and UK authorities are leading extra-territorial ABAC enquiries into certain of the Group’s operations. These investigations are discussed further in Note 45 ‘Legal proceedings’ on pages 206 to 210 of the GSK Annual Report 2015.

Commercialisation

Risk definition

Failure to execute business strategies, or manage competitive opportunities or threats effectively and in accordance with the letter and spirit of legal, industry or company requirements.

Risk impact

Failure to manage risks related to commercialisation could materially and adversely affect our ability to grow a diversified global business and deliver more products of value.

Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the benefit:risk profile of our products and possibly suboptimal treatment of patients and consumers. Any of these consequences could materially and adversely affect the Group. Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with key stakeholders.

Context

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products are critical to achieve our strategic objectives.

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process, however, and a product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to provide important information about our medicines.

Promotion of approved products seeks to ensure that Healthcare Professionals (“HCPs”) globally have access to information they need, that patients and consumers have access to the products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

At times, researchers, HCPs, healthcare organisations (HCOs) and other external experts that we engage may be compensated for services and expertise provided. However, payments must not be excessive and must never be or be perceived to be an inducement or reward for prescribing or recommending our products. Consistent with our ABAC policies, they also must comply with a market’s ABAC laws if the recipient of any payment is a government official.

In 2012, we paid $3 billion (£1.9 billion) to resolve government investigations in the US focused in large part on promotional practices and in 2014 we paid RMB 3 billion (£301 million), to resolve a government investigation in China focused on offering money or property to non-government personnel in order to obtain improper commercial gains.

Research practices

Risk definition

Failure adequately to conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Risk impact

The impacts of the risk include harm to patients, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), and regulatory action such as fines, penalties or loss of product authorisation. Any of these consequences could materially and adversely affect our financial results.

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

Scientific Engagement (SE) is an essential part of scientific discourse defined as the interaction and exchange of information between GSK and external communities in order to advance scientific and medical understanding, including the appropriate development and use of our products. Such non-promotional engagement with external stakeholder groups is vital to GSK’s mission and necessary for scientific and medical advance.

The scope of SE activities includes: advisory boards; scientific consultancies; pre-planned informal discussions with HCPs; sharing medical information; publications (including abstracts to congresses); scientific interactions with payers, patients, governments and the media; and support for Independent Medical Education. Non-independent educational activities are covered by Commercial Practices (CP).

SE activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments for service providers has, or is perceived to have, inappropriate promotional intent. The risks are particularly high where HCP engagement and associated Financial and/or Transfer of Value disclosures are required by GSK.

Environment, health and safety and sustainability (“EHSS”)

Risk definition

Failure to manage EHSS risks in line with our objectives and policies and with relevant laws and regulations.

Risk impact

Failure to manage EHSS risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment and the communities in which we operate as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 45 to the financial statements, “Legal proceedings” on pages 206 to 210 of the GSK Annual report 2015, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

Information protection

Risk definition

Failure to protect and maintain access to critical or sensitive computer systems or information.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage, damage to our reputation, litigation, or other business disruption including regulatory sanction, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, sensitive personally identifiable information, intellectual property, manufacturing systems and trade secrets. There is the potential that malicious or careless actions expose our computer systems or information to misuse or unauthorised disclosure.

Several GSK employees were indicted for theft of GSK research information. While the charges against the individuals are concerning, based on what we know, we do not believe this breach has had any material impact on the company’s R&D activity or ongoing business. GSK is conducting a full internal review into what occurred, and planning to continue to enhance the multiple layers of data protection that we already have in place.

Crisis and continuity management

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to recover and sustain critical operations, including key supply chains, following a disruption, or to respond to a crisis incident, in a timely manner.

Risk impact

We recognise that failure to supply of our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action, incurring of fines or disgorgement and materially and adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, maintain a vast global footprint also expose our workforce, facilities, operations and information technology to potential disruption resulting from a natural event (e.g. storm or earthquake), a man-made event (e.g. civil unrest, terrorism), or a global emergency (e.g. Ebola outbreak, Flu pandemic). It is important for GSK to have robust crisis management and recovery plans in place to manage such events.

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

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities and components necessary for the manufacture and packaging of many of our Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third-party services procured, such as services provided by contract manufacturing organisations and clinical research organisations to support development of key products, are important to ensure continuous operation of our businesses. Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites or logistics system.

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

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 185 to 189

of the GSK Annual Report 2015 is incorporated herein by reference.

4.B	Business overview

•	See Item 3D “Risk factors” above;

In addition, the information set forth under the headings:

•	“Our investor proposition” on pages 2 to 3;

•	“Our business” on pages 4 to 5;

•	“Chairman’s statement” on page 6;

•	“CEO’s statement” on page 7 (excluding (i) the graphic under the heading “2015 highlights” and (ii) the pro-forma figures in the parentheticals in the first and the fourth paragraphs under the subheading “Trading performance”);

•	“Our global marketplace” on pages 8 to 10;

•	“Our business model” on page 11;

•	“Our strategic priorities” on pages 12 to 13;

•	“Pharmaceuticals” on pages 20 to 25 (excluding (i) the graphic under the heading “2015 performance summary” on page 20 and (ii) the second sentence in the second paragraph under the subheading “Grow” on page 22);

•	“Vaccines” on pages 28 to 31 (excluding (i) the graphic under the heading “2015 performance summary” on page 28; (ii) the second, third and fifth sentence in the first paragraph under the subheading “Grow” on page 28; (iii) the graphic under the heading “Our strategy in action” on page 28; and (iv) the third sentence in the first paragraph under the subheading “Simplify” on page 31);

•	“Consumer Healthcare” on pages 34 to 37 (excluding (i) the graphic under the heading “2015 performance summary” on page 34; (ii) the first sentence in the first paragraph and the second sentence in the second paragraph under the subheading “Grow” on page 36; and (iii) the second sentence in the second paragraph under the subheading “Simplify” on page 37);

•	“Responsible business” on pages 40 to 49;

•	“Note 6 – Segment information” on pages 149 to 152;

•	“Note 38 – Acquisitions and disposals” on pages 185 to 189;

•	“Pharmaceutical products, competition and intellectual property” on pages 228 to 229;

•	“Vaccines products, competition and intellectual property” on page 229; and

•	“Consumer Healthcare products and competition” on page 230

of the GSK Annual Report 2015 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 44 – Principal Group companies” on page 205; and

•	“Group Companies” on pages 250 to 258

of the GSK Annual Report 2015 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the headings:

•	“Property, plant and equipment” within “Group financial review” on page 66;

•	“Note 6 – Segment information” on pages 149 to 152; and

•	“Note 17 – Property, plant and equipment” on pages 161 to 162 of the GSK Annual Report 2015 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Pricing and market access” on pages 8 and 10;

•	“Regulatory environment” on page 10;

•	“Intellectual Property and patent protection developments” on page 10;

•	“Grow” within “Pharmaceuticals” on page 22 (excluding the second sentence in the second paragraph under the subheading “Grow”);

•	“Grow” within “Vaccines” on page 28 (excluding (i) the graphic under the heading “2015 performance summary”, (ii) the second, third and fifth sentences in the first paragraph under the subheading “Grow” and (iii) the graphic under the heading “Our strategy in action”);

•	“Grow” within “Consumer Healthcare” on page 36 (excluding the first sentence in the first paragraph and the second sentence in the second paragraph under the subheading “Grow”);

•	“Cash generation and conversion” on page 65;

•	“Financial position and resources” on pages 66 to 69;

•	“Non-controlling interests in Viiv Healthcare” on page 70;

•	“Critical accounting policies” on pages 70 to 71;

•	“Treasury policies” on page 72; and

•	“Strategic report” on page 72

of the GSK Annual Report 2015 is incorporated herein by reference.

The following tables reconcile total results to core results. References in the GSK Annual Report 2015 to the reconciliations on page 62 of that report should be read to refer to the information in these tables.

Core results reconciliation – 31 December 2015
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Acquisition accounting £m	Disposals and other £m		Core results £m

Gross profit	15,070	522	147	563		89	12		16,403

Operating profit	10,322	563	206	1,891	221	2,238	(9,712)		5,729

Profit before taxation	10,526	563	206	1,896	221	2,238	(10,559)		5,091

Profit after taxation	8,372	402	156	1,455	200	1,886	(8,373)		4,098

Earnings per share	174.3p	8.3p	3.2p	30.1p	4.1p	28.8p	(173.1	)p	75.7p

Weighted average number of shares (millions)	4,831								4,831

The following adjustments are made in arriving at core gross profit

Cost of sales	(8,853)	522	147	563		89	12		(7,520)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(9,232)		7	1,009	221	88			(7,907)

Research and development	(3,560)	41	52	319			52		(3,096)

Other operating income	7,715					2,061	(9,776)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(653)			5			12		(636)

Profit on disposal of associates	843						(843)		—

Share of after tax profits/(losses) of associates and joint ventures	14						(16)		(2)

The following adjustments are made in arriving at core profit after tax

Taxation	(2,154)	(161)	(50)	(441)	(21)	(352)	2,186		(993)

Core results reconciliation – 31 December 2014
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Acquisition accounting £m	Disposals and other £m		Core results £m

Gross profit	15,683	503	78	204			3		16,471

Operating profit	3,597	575	150	750	548	843	131		6,594

Profit before taxation	2,968	575	150	755	548	843	139		5,978

Profit after taxation	2,831	366	121	540	522	709	(283)		4,806

Earnings per share	57.3p	7.6p	2.5p	11.3p	10.9p	11.7p	(5.9	)p	95.4p

Weighted average number of shares (millions)	4,808								4,808

The following adjustments are made in arriving at core gross profit

Cost of sales	(7,323)	503	78	204			3		(6,535)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(8,246)			430	548	75	119		(7,074)

Research and development	(3,450)	72	72	116			77		(3,113)

Other operating income	(700)					768	(68)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(659)			5			8		(646)

The following adjustments are made in arriving at core profit after tax

Taxation	(137)	(209)	(29)	(215)	(26)	(134)	(422)		(1,172)

Core results reconciliation – 31 December 2013
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Acquisition accounting £m		Core results £m	Divestments £m		Core results excluding divestments £m

Gross profit	17,920	450	408	178				18,956	(429)		18,527

Operating profit	7,028	547	739	517	252	(1,068)		8,015	(244)		7,771

Profit before taxation	6,647	547	739	523	252	(1,342)		7,366	(244)		7,122

Profit after taxation	5,628	398	513	378	243	(1,489)		5,671	(184)		5,487

Earnings per share	112.5p	8.2p	10.7p	7.8p	5.0p	(32.0	)p	112.2p	(3.8	)p	108.4p

Weighted average number of shares (millions)	4,831							4,831

The following adjustments are made in arriving at core gross profit

Turnover	26,505							26,505	(903)		25,602

Cost of sales	(8,585)	450	408	178				(7,549)	474		(7,075)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(8,480)			300	252			(7,928)	179		(7,749)

Research and development	(3,923)	97	331	39		56		(3,400)	6		(3,394)

Other operating income	1,124					(1,124)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(706)			6		8		(692)			(692)

Profit on disposal of associates	282					(282)		—			—

The following adjustments are made in arriving at core profit after tax

Taxation	(1,019)	(149)	(226)	(145)	(9)	(147)		(1,695)	60		(1,635)

Financial Review 2015

Group financial review

2015 highlights

In 2015, we made significant progress against our strategy including closing the Novartis transaction and accelerating the delivery of our restructuring and integration programmes. This allowed us to release £1 billion of incremental savings across the Group, ahead of our original targets by some £200 million. Importantly, we also created additional flexibility to invest behind both the R&D pipeline and new product launches, helping to build momentum in each of our three businesses.

The Group is now better positioned to drive sustainable growth and, given the significant restructuring and reshaping of our cost base, is better placed to deliver against our Financial architecture and drive growth in earnings per share ahead of sales, while improving cash generation to support the dividend over the longer term.

The current level of dividend exceeds the cash flows generated by the business. Our strategy is designed to rebuild that capacity through the transition of the Group’s business away from its previous reliance on Seretide/Advair to more broadly based and growing cash flows, driven by new products in Pharmaceuticals, the expansion of our Vaccines and Consumer Healthcare businesses, operating cost savings arising from our integration and restructuring programme and a reduction in the level of restructuring spending as the programme comes to an end.

During this period of transition, we have said that we intend to prioritise available cash, whether from operational cash flows or disposals, for the return of ordinary dividends to shareholders and to accelerate investment behind our restructuring and integration programmes to support more rapid delivery of the synergy benefits and other new growth opportunities we have identified across the Group.

In line with this prioritisation, the Board has declared an ordinary dividend of 80 pence per share for 2015 and has also said that it expects to pay an ordinary dividend of 80 pence per share for 2016 and 2017 as we transition the Group’s businesses.

To deliver on this expectation and ensure sufficient financial flexibility to continue to invest behind the synergy benefits and other growth opportunities as well as respond to the potential exercise of put options by our partners in ViiV Healthcare and the Consumer Healthcare Joint Venture, we have retained all but £1 billion of the net proceeds received from Novartis and a number of other non-strategic asset disposals. £1 billion is being returned to shareholders in the form of a special dividend of 20 pence per share to be paid in April 2016.

Retention of disposal proceeds and our continued focus on cash flow management and the protection of our credit profile has meant that during the year we were able to fund the restructuring and integration programmes, declare an ordinary dividend of 80 pence per share and reduce net debt by £3.7 billion, securing the flexibility we need to complete the transition of our business and deliver on our strategic objectives.

Financial architecture

Our financial architecture is designed to support the consistent execution of our strategy and to enhance the returns we deliver to shareholders.

It is focused on delivering more sustainable sales growth across the company, improving operating leverage, or profitability, and enhancing our financial efficiency. This is in order to drive growth in EPS ahead of our sales performance and then convert more of those earnings into cash that can be used to invest in the business or return to shareholders, wherever we see the most attractive returns.

This clear set of priorities ensures consistency in how capital is allocated across and between the different businesses within GSK with relative returns from each business benchmarked to relevant external comparatives using a Cash Flow Return on Investment (CFROI) based framework of metrics. Specific capital investments are also benchmarked in a similar way.

Turnover growth

The Group’s turnover performance in 2015 reflected further progress in delivery against our strategic objective of building a more balanced set of growth drivers across our business. We continued to launch new products in our Pharmaceuticals business and we expanded our Vaccines and Consumer Healthcare businesses through the Novartis transaction. These new sources of growth more than offset the decline of Seretide/Advair and some of our other older products and we delivered overall turnover growth of 6% CER in the year.

Sales of New Pharmaceutical and Vaccines products of £2 billion in the year were a key driver but Consumer Healthcare also made a significant contribution, with new products, including the recent Flonase OTC switch, driving growth.

Operating leverage

Our ability to deliver improved profitability is heavily impacted by the overall trend in our sales, but it can also be affected by changes in the mix of business, regional and product contributions to growth in operating profit. 2015 saw a significant change in the mix of the Group following the Novartis transaction, which helped create industry-leading Vaccines and Consumer Healthcare businesses alongside the divestment of our marketed Oncology products.

At the time of divestment, the Oncology business had a much higher operating margin than the acquired Vaccines and Consumer Healthcare businesses, particularly given the heavy investment and cost structure inherited from Novartis. While the integration plans are addressing that cost structure directly and we have set targets for significant margin improvement in both of the acquired businesses, our core operating margin in the short-term has been affected materially by the transaction, and this represented the majority of the decline in the core operating margin of 4.1 percentage points to 23.9%. In addition the decline reflected the impact of the benefit in 2014 to the operating margin of a structural credit in SG&A of £219 million which was not repeated in 2015.

This reflected the delivery of around £1 billion of incremental cost savings from our integration and restructuring programmes. The savings contributed to offset price pressures in older parts of the portfolio and also added to the cost flexibility we have been building in recent years.

This provided greater opportunities to reallocate resources across the Group, including reinvestment to support new launches and our R&D pipeline, but also improvements to our manufacturing capabilities and capacity.

Our integration and restructuring programme is ahead of schedule. By the end of 2015, the programme had delivered approximately £1.6 billion of annual savings and it remains on track to deliver £3 billion of annual savings in total by the end of 2017.

Financial efficiency

We continue to focus on improving our financial efficiency and overall funding costs while protecting our credit profile and, in particular, our short-term target credit ratings.

Earnings per share (EPS)

Total EPS in 2015 saw a significant increase to 174.3p, primarily driven by the profit on the disposal of our Oncology business. Core EPS declined 15%, mainly reflecting the short-term dilution of the Novartis transaction but also the impact of the continuing transition of our Pharmaceuticals business, particularly in Respiratory.

Free cash flow

Free cash flow generation in 2015 has been impacted by the ongoing transition of our pharmaceutical portfolio, particularly the decline in Seretide/Advair but also the short-term impact of the Novartis transaction and, in particular, the inherited levels of cost and investment that are being addressed as part of our synergy and integration plans.

The restructuring costs of these plans and other costs of the Novartis transaction are being funded from the proceeds of the disposal of the Oncology business and other non-strategic assets, consistent with our general approach to funding the costs of restructuring.

Excluding the cash restructuring charges incurred during the year of £1.1 billion and the initial tax payments due on the Oncology disposal, as well as legal payments, free cash flow generated in 2015 was £2.5 billion compared with £3.9 billion in 2014, when adjusted on a comparable basis.

In addition to rebuilding our cash generation capacity, we continue to focus on improving the efficiency of capital investment and our use of working capital to reduce internal cash requirements. This is expected to allow us to build operating cash flows more quickly while maintaining the dividend, returning the Group to growth and protecting our credit profile.

Returns to shareholders

The Board approved an ordinary dividend of 80 pence for 2015, together with a special 20 pence dividend to be paid from the net proceeds of the Oncology business and other asset disposals. This will be distributed in April 2016 alongside the regular fourth quarter dividend for 2015. We also expect to pay annual dividends of 80 pence for 2016 and 2017.

A fuller review of the financial results is set out below.

Simon Dingemans

Chief Financial Officer

Financial review 2015

Results reporting

Our Group financial review discusses the operating and financial performance of the Group, cash flows and our financial position and resources. We compare the results for each year primarily with the results of the preceding year. This review discusses the total results of the Group and also core results.

We also use a number of adjusted measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and are defined below. These measures are not defined in IFRS and may not be comparable with similarly described measures used by other companies.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

All growth rates included in this Report are at CER unless otherwise stated.

Core results reporting

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.

Core results reporting is utilised as one of the bases for internal performance reporting alongside Total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Group financial review as we believe that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results with the majority of our peer companies and how they report earnings.

Reconciliations between total and core results, including detailed breakdowns of the key non-core items, are set out on page 11, and are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

Segment reporting

The Novartis transaction completed on 2 March 2015 and so our reported year to date results include ten month’s turnover of the former Novartis Vaccines and Consumer Healthcare products and also exclude sales of the former GSK Oncology business from 2 March. Following the completion of the transaction with Novartis, we have reorganised the Group to reflect the greater balance between the Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned. We are reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately. We have restated our segment information consistent with this realignment.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. Free cash flow growth is calculated on a Sterling basis. A reconciliation is presented on page 65 of the GSK Annual Report 2015.

Adjusted free cash flow

Adjusted free cash flow excludes payments made to settle legal disputes.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

R&D internal rate of return

The calculation for 2015 included products launched from 1 January 2013 to 31 December 2015 and compounds in phases IIb and III of the development process. The calculation was based on actual sales from 2013 to 2015, and forecast sales up to 2036, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate.

This IRR estimate factored in applicable components of the Novartis transaction, including the acquisition costs and forecast cash flows of Bexsero and Men ABCWY, as well as cash flows for the relevant oncology assets divested (i.e. products launched since 2013 and AKT inhibitor). The oncology cash flows included estimated attributable R&D costs and an estimated proportion of the after-tax sale proceeds. Proceeds for products launched before 2013 are excluded for consistency with our overall methodology. The net impact of the acquisitions and disposals on the estimated IRR is not material.

Group turnover

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Global Pharmaceuticals	11,844	13,950	(14)	(15)
HIV	2,322	1,498	54	55

Pharmaceuticals	14,166	15,448	(7)	(8)
Vaccines	3,657	3,159	19	16
Consumer Healthcare	6,028	4,312	44	40

Segment turnover	23,851	22,919	6	4
Corporate and other unallocated turnover	72	87	(9)	(17)

Group turnover	23,923	23,006	6	4

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. HIV turnover represents the sales of ViiV Healthcare.

Group turnover for 2015 increased 6% to £23,923 million, with Pharmaceuticals down 7%, Vaccines up 19% and Consumer Healthcare up 44%, reflecting the impact of the Novartis transaction. Sales of New Pharmaceutical and Vaccine products were £1,988 million in the year.

The Corporate and unallocated turnover of £72 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets. We were required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction. The disposals were completed in August and September 2015.

Group turnover by geographic region

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
US	8,222	7,409	3	11
Europe	6,450	6,292	11	3
International	9,251	9,305	5	(1)

	23,923	23,006	6	4

Group turnover outside of the US and Europe represented 39% of total Group turnover in 2015 (2014: 40%).

Sales from new Pharmaceutical and Vaccine products

	2015 £m	2014 £m	Growth CER%	Growth £%
Respiratory:
Relvar/Breo Ellipta	257	67	>100	>100
Anoro Ellipta	79	17	>100	>100
Arnuity Ellipta	3	—	—	—
Incruse Ellipta	14	—	—	—
Nucala	1	—	—	—

CVMU:
Eperzan/Tanzeum	41	6	>100	>100

Global Pharmaceuticals	395	90	>100	>100

HIV:
Tivicay	588	282	>100	>100
Triumeq	730	57	>100	>100

Pharmaceuticals	1,713	429	>100	>100

Bexsero	115	—	—	—
Menveo	160	—	—	—

Vaccines	275	—	—	—

	1,988	429	>100	>100

At our Investor Day on 6 May 2015, we identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products, plus current clinical pipeline asset, Shingrix, are as set out above and, as a group are defined as New Pharmaceutical and Vaccine products. Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

Sales of New Pharmaceutical and Vaccine products were £1,988 million and represented approximately 11% of Pharmaceuticals and Vaccines turnover in the year.

Pharmaceuticals

Pharmaceuticals turnover was £14,166 million, down 7%, primarily reflecting the disposal of the Oncology business. There was also a 7% decline in Respiratory sales and a 15% decline in sales of Established Products, largely offset by growth in other New Pharmaceuticals products, particularly HIV products Tivicay and Triumeq.

Sales of New Pharmaceutical products were £1,713 million, an increase of £1,284 million, which more than offset the decline in Seretide/Advair sales of £548 million. Global Seretide/Advair sales were £3.7 billion, down approximately 30% from their peak in 2013.

Global Pharmaceuticals

Global Pharmaceuticals turnover

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Respiratory	5,741	6,168	(7)	(7)
Cardiovascular, metabolic and urology	858	965	(9)	(11)
Immuno-inflammation	263	214	16	23
Oncology	255	1,202	(79)	(79)
Other pharmaceuticals	2,199	2,390	(4)	(8)
Established Products	2,528	3,011	(15)	(16)

	11,844	13,950	(14)	(15)

Global Pharmaceuticals turnover was £11,844 million, down 14%, primarily reflecting the disposal of the Oncology business. There was also a 7% decline in Respiratory sales and a 15% decline in sales of Established Products. Sales of New Global Pharmaceutical products were £395 million, an increase of £305 million.

In the US, Global Pharmaceuticals reported turnover of £4,233 million, a decline of 20% in the year, primarily reflecting the Oncology disposal. In addition, the decline reflected a 10% fall in Respiratory sales and a 30% fall in Established Products sales. Within Respiratory, Advair sales were down 13% to £1,865 million (4% volume decline and a 9% negative impact of price and mix) and Flovent sales down 19% to £379 million. These declines were partly offset by sales of the new Respiratory products, Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta, with combined sales of £177 million in the year.

The primary driver of the decline in Established Products was Lovaza, which was down 64% to £93 million following the launch of generic competition in April 2014. Avodart declined 41% to £166 million reflecting the launch of generic competition in October 2015. Relenza sales more than doubled to £69 million, partly reflecting US CDC orders, while Benlysta continued its strong growth with sales of £209 million, up 24%.

In Europe, Global Pharmaceuticals turnover declined 16% to £2,849 million, primarily reflecting the impact of the Oncology disposal. In addition, Respiratory sales declined 9% to £1,415 million with an 18% decline in Seretide due to increased generic competition and the ongoing transition to the new Ellipta products, which reported total sales of £99 million in the year. Established Products sales were down 11% to £493 million, reflecting increased generic competition and some capacity constraints to supply of a number of products.

International Global Pharmaceuticals sales of £4,762 million were down 7%. Sales in Emerging Markets of £2,963 million declined 9%. Emerging Market Respiratory sales declined 1%, with Seretide down 5%, impacted by increased generic competition and price pressure, offset by Flovent up 5%, Ventolin, up 1%, and Avamys, up 8%, as well as £13 million of Relvar Ellipta and Anoro Ellipta sales. Established Products were down 14%, and Dermatology products were down 15%, both partly impacted by supply constraints.

Within Emerging Markets, China was down 18%, with Respiratory flat and Established Products down 21%, primarily reflecting significantly increased pricing pressures and the ongoing reshaping of the business, including a number of product disposals. In Japan, Global Pharmaceutical sales were down 5% to £1,213 million, primarily reflecting the Oncology disposal. In addition, there was a 5% increase in Respiratory sales, primarily driven by Relvar Ellipta, partly offset by lower sales of Relenza, reflecting a weaker and earlier flu season than in 2014, and continued competitive pressures to a number of Established Products.

Respiratory

Respiratory sales in the year declined 7% to £5,741 million. Seretide/Advair sales were down 13% to £3,681 million, Flixotide/Flovent sales decreased 12% to £623 million and Ventolin sales fell 7% to £620 million. The combined total of all Ellipta product sales was £353 million.

In the US, Respiratory sales declined 10% to £2,750 million in the year (4% volume growth and a 14% negative impact of price and mix). Sales of Advair were £1,865 million, down 13% (4% volume decline and a 9% negative impact of price and mix, including the benefit of positive adjustments to payer rebates provisions in the fourth quarter). Flovent sales were down 19% to £379 million and Ventolin sales fell 15% to £304 million primarily as a result of net negative movements in payer rebates provisions. The new Ellipta products recorded sales of £177 million in the year.

European Respiratory sales were down 9% to £1,415 million, with Seretide sales down 18% to £1,014 million (11% volume decline and a 7% negative impact of price and mix), reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products. Relvar Ellipta recorded sales of £80 million in the year, while Anoro Ellipta recorded sales of £16 million.

Respiratory sales in the International region were flat at £1,576 million with Emerging Markets down 1% and Japan up 5%. In Emerging Markets, sales of Seretide declined 5% to £460 million, while Ventolin grew 1% to £182 million. In Japan, sales of Relvar Ellipta of £56 million, together with strong Avamys and Xyzal sales growth, more than offset a 13% decline in Adoair sales.

Cardiovascular, metabolic and urology

Sales in the category declined 9% to £858 million in the year. The Avodart franchise fell 15% to £657 million, with 1% growth in sales of Duodart/Jalyn more than offset by a 21% decline in sales of Avodart reflecting the patent expiry in the US in October 2015. Sales of Prolia were up 12% to £43 million. In December 2015, Amgen re-acquired the rights to Prolia from GSK.

Immuno-inflammation

Immuno-inflammation sales grew 16% to £263 million. Benlysta sales in the year were £230 million, up 25%. In the US, Benlysta sales were £209 million, up 24%.

Oncology

Sales of oncology products were £255 million in the year (2014 – £1,202 million) following the disposal of the Oncology business to Novartis on 2 March 2015.

Other pharmaceuticals

Sales in other therapy areas fell 4% to £2,199 million in the year. Augmentin sales were down 2% at £528 million and Dermatology sales declined 9% to £412 million, in part adversely affected by supply constraints. Relenza sales were up 22% to £109 million driven by US CDC orders.

Sales of products for Rare diseases declined 6% to £371 million, primarily as a result of generic competition to Mepron in the US.

Established Products

Established Products turnover fell 15% to £2,528 million in the year. Sales in the US were down 30% to £647 million, primarily reflecting a 64% fall in sales of Lovaza to £93 million.

Europe was down 11% to £493 million, reflecting increased generic competition to a number of products and some supply constraints. Seroxat sales fell 12% to £35 million.

International was down 8% to £1,388 million, primarily reflecting lower sales of Seroxat/Paxil, down 10% to £143 million, due to generic competition in Japan, and of Zeffix, down 23% to £125 million. This was partly offset by increased Valtrex sales, up 30% to £121 million, following the regaining of exclusivity in Canada from late 2014 until October 2015. Sales in China fell 21% to £249 million, primarily reflecting significantly increased pricing pressures, together with supply constraints on Zeffix.

HIV

HIV turnover

	2015 £m	2014 £m	Growth CER%	Growth £%
Combivir	34	59	(42)	(42)
Epzicom/Kivexa	698	768	(7)	(9)
Lexiva/Telzir	65	87	(25)	(25)
Selzentry	124	136	(8)	(9)
Tivicay	588	282	>100	>100
Triumeq	730	57	>100	>100
Trizivir	26	36	(28)	(28)
Other	57	73	(19)	(22)

	2,322	1,498	54	55

Worldwide HIV sales increased 54% to £2,322 million, with the US up 77%, Europe up 46% and International up 15%. The growth in all three regions was driven primarily by the strong performances of both Triumeq and Tivicay, with sales of £730 million and £588 million respectively in the year.

Epzicom/Kivexa sales declined 7% to £698 million and Selzentry declined 8% to £124 million. Combivir and Lexiva sales fell 42% and 25%, respectively.

Vaccines

Vaccines turnover

	2015 £m	2014 £m	Growth CER%	Growth £%
Bexsero	115	—	—	—
Infanrix, Pediarix	733	828	(9)	(11)
Boostrix	358	317	12	13
Fluarix, FluLaval	268	215	21	25
Hepatitis	540	558	(4)	(3)
Menveo	160	—	—	—
Rotarix	417	376	14	11
Synflorix	381	398	5	(4)
Other	685	467	57	46

	3,657	3,159	19	16

Vaccines sales grew 19% to £3,657 million with the US up 24%, Europe up 23% and International up 12%. The business benefited from sales of the newly acquired products, primarily the Meningitis portfolio, in Europe and the US. Growth also reflected strong Rotarix, Fluarix/FluLaval, and Boostrix sales in the US. The growth was partly offset by a decline in Infanrix/Pediarix sales due to the return of a competitor to the market in the US, increased competitor activity in Europe and supply constraints in International. Hepatitis A vaccines sales declined due to supply constraints and International was impacted by higher trade inventory of newly acquired vaccines. Cervarix sales declined following the introduction of a new competitor vaccine.

In the US, sales grew 24% to £1,258 million, primarily reflecting the benefit from the newly acquired products. There were strong performances from Fluarix/FluLaval, as a result of the conversion to the Quadrivalent formulation, Rotarix, benefiting from CDC stockpile replenishments, Boostrix, due to market share gains, and the Meningitis portfolio driven primarily by the launch of Bexsero. This growth was partly offset by an Infanrix/Pediarix sales decline of 17%, primarily as a result of the return to the market of a competitor vaccine during 2014 combined with lower CDC stockpile purchases than in 2014.

In Europe, sales grew 23% to £1,097 million. The growth primarily reflected the benefit of the newly acquired Meningitis portfolio with Bexsero performing strongly in several private markets including Italy, Spain, Germany and Portugal as well as in the UK following its inclusion in the NHS immunisation programme. Menveo also delivered a strong sales performance as a result of tender awards in the UK and Italy. Growth was partly offset by sales declines in Infanrix/Pediarix due to supply constraints and increased competitor activity, Hepatitis A vaccines due to supply constraints, and Cervarix following the introduction of a new competitor vaccine. Germany grew strongly with the MMRV portfolio, Boostrix and Infanrix/Pediarix, all up due to better supply and competitor supply shortages.

In International, sales grew by 12% to £1,302 million. The benefit from the newly acquired products was partly offset by declines in the existing products, including lower tender volumes in Latin America, particularly for Synflorix, partly offset by increased market access and demand for Synflorix in Africa and Bangladesh. Cervarix sales decreased in Mexico and South Africa due to lower demand. Infanrix/Pediarix and Hepatitis A vaccines sales were down, reflecting supply constraints. The sales performance of the newly acquired vaccines was adversely impacted by the phasing of shipments and higher trade inventory levels inherited as part of the acquisition.

Consumer Healthcare

Consumer Healthcare turnover

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
Wellness	2,970	1,565	95	90
Oral health	1,866	1,797	8	4
Nutrition	684	633	7	8
Skin health	508	317	67	60

	6,028	4,312	44	40

	2015 £m	2014 (restated) £m	Growth CER%	Growth £%
US	1,430	851	56	68
Europe	1,788	1,138	70	57
International	2,810	2,323	27	21

	6,028	4,312	44	40

The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 44% to £6,028 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture. There was strong growth in the US following the launch of OTC Flonase, buoyant sales in India driven by Horlicks as well as global specialist Oral health growth, partly due to a recovery from supply disruptions in 2014. Other key 2015 launches included Sensodyne Repair and Protect Whitening in the US and Germany, Voltaren 12 hour and the roll-out of Sensodyne mouthwash.

US sales grew 56% to £1,430 million, primarily reflecting the benefit of the newly acquired products. In addition, Flonase was a principal growth driver. Oral health sales continued to be driven by Sensodyne, up 13%, with the launch of Sensodyne Repair and Protect Whitening, supply recovery and distribution gains for Sensodyne Pronamel. A strong performance from Excedrin reflected the launch of the gel tablet format combined with momentum in the tension headache variant. Theraflu also performed well following its re-launch, benefiting from the new warming syrups format and price increases. Nicorette lozenges, Nicorette Mini lozenges and alli returned to the market but Tums was impacted by supply constraints and increased competitive pressure during the year.

Sales in Europe grew 70% on a reported basis to £1,788 million, primarily reflecting the benefit of the newly acquired products. Growth in the existing portfolio reflected strong performances in Oral health from both Sensodyne and Gum health products following an improved supply position compared with 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region. In Wellness, pain relief recorded a strong performance, driven by Voltaren which also benefited from new marketing campaigns. The brand recorded its highest market shares in many of the major European markets, including Germany, Italy, Poland and France.

International sales of £2,810 million grew 27%, primarily reflecting the benefit of the newly acquired products. Oral health sales grew strongly across the region with double-digit growth on Sensodyne and Denture care products. In Wellness, sales growth was held back by the impact of the excess channel inventories in parts of the acquired consumer businesses, most notably China, Russia and Middle East, together with generic competition which impacted Panadol Osteo in Australia, and economic and political uncertainties in Venezuela. India led the growth amongst the priority markets, reporting double-digit performances from Eno, Sensodyne and Horlicks, driven by distribution gains and new marketing campaigns and the re-launch of the improved chocolate flavoured Horlicks. Sales growth in Brazil was held back as the business transitioned to new product formulations in the sun care business.

Total results

The total results of the Group are set out below.

	2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Turnover	23,923	100	23,006	100	6	4
Cost of sales	(8,853)	(37.0)	(7,323)	(31.8)	24	21
Selling, general and administration	(9,232)	(38.6)	(8,246)	(35.8)	13	12
Research and development	(3,560)	(14.9)	(3,450)	(15.0)	2	3
Royalty income	329	1.4	310	1.3	8	6
Other operating income	7,715	32.2	(700)	(3.1)	>100	>100

Operating profit	10,322	43.1	3,597	15.6	>100	>100
Net finance costs	(653)		(659)
Profit on disposal of interest in associates	843		—
Share of after tax profits of associates and joint ventures	14		30

Profit before taxation	10,526		2,968		>100	>100
Taxation	(2,154)		(137)

Total profit after taxation for the year	8,372		2,831		>100	>100
Total profit attributable to shareholders	8,422		2,756

Earnings per share (p)	174.3		57.3		>100	>100
Earnings per ADS (US$)	5.33		1.89

Cost of sales

Cost of sales as a percentage of turnover was 37.0%, 5.2 percentage points higher than in 2014 and 5.4 percentage points higher on a CER basis. The increase reflected the disposal of our higher margin Oncology business and the acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis. In addition, there were adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain, together with increased intangible asset amortisation and impairment charges and higher integration and restructuring costs. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of the Group’s ongoing cost reduction programmes.

Selling, general and administration

SG&A costs as a percentage of sales were 38.6%, 2.8 percentage points higher than in 2014 and 2.3 percentage points higher on a CER basis. This increase primarily reflected the impacts of the Novartis transaction in 2015 and the £219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure, together with higher integration and restructuring costs and increased promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV. This was partly offset by the benefits of the Pharmaceuticals cost reduction programme, synergies in Vaccines and Consumer Healthcare and lower legal charges.

Research and development

R&D expenditure increased 2% CER to £3,560 million (14.9% of turnover) compared with £3,450 million (15.0% of turnover) in 2014. The benefits of the cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D were more than offset by higher integration and restructuring costs.

Other operating income

Net other operating income of £7,715 million (2014 – £700 million expense) included the profits on the disposals of the Oncology business of £9,228 million and ofatumumab of £200 million. This was partly offset by a further increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £1,874 million (2014 – £768 million) following the improved sales performance of Tivicay and Triumeq. The liability of £3,409 million at 31 December 2015 represents the present value of expected future payments to Shionogi.

Operating profit

Total operating profit was £10,322 million compared with £3,597 million in 2014. The increase primarily reflected the profits on disposal of the Oncology business to Novartis and several equity investment and other asset disposals. This was partly offset by increased integration and restructuring costs, the adverse impact on margins of the disposal of the higher margin Oncology business and acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis and the increase in the contingent consideration liability payable on the acquisition of the former Shionogi-ViiV Healthcare joint venture.

Intangible asset amortisation decreased to £563 million from £575 million in 2014. Intangible asset impairments of £206 million (2014: £150 million) included impairments of several R&D and commercial assets. Both of these charges were non-cash items.

Major restructuring charges accrued in the year were £1,891 million (2014 – £750 million) and reflected the acceleration of a number of integration projects following completion of the Novartis transaction, as well as further charges as part of the Pharmaceuticals restructuring programme. Cash payments made in the year were £1,131 million (2014 – £566 million). The programme has delivered approximately £1 billion of incremental benefits in 2015 compared with 2014.

Charges to date for the combined restructuring and integration programme are £2.7 billion. The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion. By the end of 2015, the programme had delivered approximately £1.6 billion of annual savings and remained on track to deliver £3 billion of annual savings in total. The programme is expected to be largely complete by the end of 2017.

Legal charges of £221 million (2014 – £548 million) included the settlement of a number of existing matters and litigation costs. The charge in 2014 included the £301 million fine payable to the Chinese government. Cash payments were £420 million (2014 – £702 million).

Acquisition-related adjustments resulted in a net charge of £2,238 million (2014 – £843 million). This included remeasurements of the liability and the unwinding of the discounting effects on the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £1,874 million (2014 – £768 million); the contingent consideration related to the acquisition of the former Novartis Vaccines business of £91 million, net of hedging gains (2014 – £nil); and the Consumer Healthcare Joint Venture put option of £83 million (2014 – £nil).

Disposals and other items resulted in a net credit of £9,712 million (2014 – £131 million charge). This included the profit on disposal of the Oncology business to Novartis of £9,228 million and the profit on disposal of ofatumumab, together with equity investment and other asset disposals, equity investment impairments reflecting current market valuations, one-off required regulatory charges in R&D and certain other adjusting items.

Net finance costs

Finance income	2015 £m	2014 £m
Interest and other finance income	99	66
Fair value movements	5	2

	104	68

Finance expense
Interest expense	(719)	(688)
Unwinding of discounts on liabilities	(16)	(15)
Remeasurements and fair value movements	(8)	(10)
Other finance expense	(14)	(14)

	(757)	(727)

Profit on disposal of interest in associates

The profit on disposal of associates was £843 million (2014 – £nil). This arose from the disposal of half of our investment in Aspen Pharmacare and the remeasurement of the remaining holding to market value on its reclassification to other investments.

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £14 million (2014 – £30 million profit), including a £16 million gain, being our share of the profit on a disposal of an investment recognised by one of the associates. In 2014, the share of profits of associates principally arose on our holding in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, profit before taxation was £10,526 million compared with £2,968 million in 2014.

Taxation

	2015 £m	2014 £m
UK current year charge	156	221
Rest of world current year charge	2,924	1,092
Charge in respect of prior periods	(508)	(571)

Total current taxation	2,572	742
Total deferred taxation	(418)	(605)

Taxation on total profits	2,154	137

The charge for taxation on total profits amounted to £2,154 million and represented a total effective tax rate of 20.5% (2014 – 4.6%). In 2015 GSK made payments of £111 million in UK Corporation tax. In January 2016 GSK made further payments of £100 million in relation to UK Corporation tax. These amounts are for Corporation tax only and do not include various other business taxes borne by GSK each year. See ‘Taxation’ on page 158 of the GSK Annual Report 2015 for further details.

Earnings per share

Total EPS was 174.3p, compared with 57.3p in 2014, the increase primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration due on the acquisition of the former Shionogi-ViiV Healthcare joint venture and accelerated charges for major restructuring expenditure.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend for 2014. In addition, the Board has declared a special dividend of 20 pence to be paid out of the proceeds of the disposals of the Oncology business and other assets. See Note 16 to the Financial statements, ‘Dividends’.

Core results

We use core results, among other metrics including Total results and cash flow generation, to manage the performance of the Group. The definition of core results is set out on page 16 and reconciliations of total results to core results are presented on page 11.

Cost of sales

	2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Cost of sales	(7,520)	(31.4)	(6,535)	(28.4)	18	15

Cost of sales as a percentage of turnover was 31.4%, 3.0 percentage points higher than in 2014, primarily reflecting the impact of the Novartis transaction. In addition, this reflected adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of our ongoing cost reduction programmes.

Selling, general and administration

	2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Selling, general and administration	(7,907)	(33.1)	(7,074)	(30.7)	12	12

SG&A costs as a percentage of sales were 33.1%, 2.4 percentage points higher than in 2014 and 2.0 percentage points higher on a CER basis, primarily reflecting the impact of the Novartis transaction. In addition, the increase reflected the impact of the £219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure. Declines in SG&A costs in Global Pharmaceuticals, including the benefits of the Pharmaceuticals cost reduction programme, and synergies in Vaccines and Consumer Healthcare, were largely offset by promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV.

Research and development

	2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Research and development	(3,096)	(12.9)	(3,113)	(13.5)	(2)	(1)

R&D expenditure declined 2% CER to £3,096 million (12.9% of turnover) compared with £3,113 million (13.5% of turnover) in 2014, reflecting the benefit of cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

The table below analyses core R&D expenditure by these categories:

	2015 £m	2014 £m
Discovery	744	739
Development	1,136	1,317
Facilities and central support functions	433	455

Pharmaceuticals R&D	2,313	2,511
Vaccines R&D	525	443
Consumer Healthcare R&D	258	159

Research and development	3,096	3,113

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio decreased from 52% of Pharmaceuticals R&D costs in 2014 to 49% in 2015, reflecting the completion of a number of late-stage programmes.

Royalty income

Royalty income was £329 million (2014 – £310 million).

Core operating profit by business

	2015		2014 (restated)		Growth
	£m	Margin %	£m	Margin %	CER%	£%
Global Pharmaceuticals	4,733	40.0	6,388	45.8	(24)	(26)
HIV	1,686	72.6	977	65.2	72	73
Pharmaceuticals R&D	(2,168)		(2,326)		(10)	(7)

Pharmaceuticals	4,251	30.0	5,039	32.6	(12)	(16)
Vaccines	966	26.4	997	31.6	(9)	(3)
Consumer Healthcare	680	11.3	491	11.4	66	38

	5,897	24.7	6,527	28.5	(6)	(10)
Corporate & other unallocated costs	(168)		67		>(100)	>100

Core operating profit	5,729	23.9	6,594	28.7	(9)	(13)

Core operating profit was £5,729 million, 9% lower than in 2014 in CER terms on a turnover increase of 6%. The core operating margin of 23.9% was 4.8 percentage points lower than in 2014. Excluding the adverse impact of currency movements, particularly from the Euro and Emerging Markets currencies, the core operating margin was 4.1 percentage points lower on a CER basis. This decline primarily reflected the impact of the Novartis transaction, resulting from the disposal of the higher margin Oncology business and the acquisition of the lower margin and different cost structures of the Vaccines and Consumer Healthcare businesses from Novartis.

This decline also included a 0.9 percentage point impact from the adverse comparison with 2014 which included a £219 million credit in SG&A from a release of reserves following simplification of the Group’s entity structure and its trading arrangements. The remaining margin decline reflected the balance between the continued impact of the decline in sales of Seretide/Advair, including contracting and other price reductions, lower sales of Established Products, as well as the investments required behind multiple new launches in Pharmaceuticals, Vaccines and Consumer Healthcare, as we transition our product portfolio, offset by the savings released by our restructuring and integration programmes and the benefits of an improved product mix, particularly from the growth in HIV sales.

Pharmaceuticals

Pharmaceuticals operating profit was £4,251 million, 12% lower than in 2014 in CER terms on a turnover decrease of 7%. The core operating margin of 30.0% was 2.6 percentage points lower than in 2014 and 1.8 percentage points lower on a CER basis. This reflected the impact of the Novartis transaction, together with adverse price movements in Global Pharmaceuticals, particularly in the US for Respiratory products, the increased promotional and manufacturing investments behind new product launches in Respiratory and HIV as well as targeted investments in manufacturing capacity and stability elsewhere in the portfolio, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the benefits of the Group’s cost reduction programmes. The core operating margin for Global Pharmaceuticals was 40.0% (2014 – 45.8%) and for HIV was 72.6% (2014 – 65.2%).

Vaccines

Vaccines operating profit was £966 million, 9% lower than in 2014 in CER terms on a turnover increase of 19%. The core operating margin of 26.4% was 5.2 percentage points lower than 2014 and 7.6 percentage points lower on a CER basis, primarily driven by the inclusion of the cost base of the former Novartis Vaccines business. In addition there was an increase in cost of sales as a percentage of turnover due to additional supply chain investments and the benefit to cost of sales in 2014 of a number of inventory adjustments, offset by reductions in SG&A and R&D from restructuring and integration benefits.

Consumer Healthcare

Consumer Healthcare operating profit was £680 million, 66% higher than in 2014 in CER terms on a turnover increase of 44%. The core operating margin of 11.3% was 0.1 percentage points lower than in 2014, but improved 1.7 percentage points on a CER basis. This was primarily driven by a reduction in cost of sales as a percentage of turnover, reflecting benefits from improved supply and pricing, as well as the delivery of integration synergies which together more than offset additional investment behind the growth of target power brands, particularly in Oral health and Wellness.

Net finance costs

Finance income	2015 £m	2014 £m
Interest and other income	99	66
Fair value movements	5	2

	104	68

Finance expense
Interest expense	(719)	(688)
Unwinding of discounts on liabilities	1	(2)
Remeasurements and fair value movements	(8)	(10)
Other finance expense	(14)	(14)

	(740)	(714)

Net finance expense was £636 million compared with £646 million in 2014.

Share of after tax losses of associates and joint ventures

The share of losses of associates and joint ventures was £2 million (2014 – £30 million profit). In March 2015, we reduced our shareholding in our significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital. As a result, we no longer account for Aspen as an associate.

Core profit before taxation

	2015		2014		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Core profit before tax	5,091	21.3	5,978	26.0	(10)	(15)

Taxation

Tax on core profit amounted to £993 million and represented an effective core tax rate of 19.5% (2014 –19.6%), reflecting the resolution of a number of items that benefited the year.

Non-controlling interests

The allocation of earnings to non-controlling interests amounted to £440 million (2014 – £222 million), including the non-controlling interest allocations of Consumer Healthcare segment profits of £205 million (2014 – £60 million) and the allocation of ViiV Healthcare profits, which increased to £224 million (2014 – £132 million).

Core earnings per share

Core EPS of 75.7p declined 15% in CER terms compared with a 9% decline in operating profit, primarily reflecting the greater contributions to growth from businesses in which there are significant non-controlling interests.

Financial review 2014

Group performance

Our Group financial review discusses the operating and financial performance of the Group, the cash flows and our financial position and financial resources. We compare the results for each year primarily with results of the preceding year.

We also use a number of adjusted measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and are defined below. These measures are not defined in IFRS and may not be comparable with similarly described measures used by other companies.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

All growth rates included in this review are at constant exchange rates (CER) unless otherwise stated.

Core results reporting

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or nonoperational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.

Core results reporting is utilised as one of the bases for internal performance reporting alongside Total results, cash flow generation and a number other metrics. Core results are presented and discussed in this Group financial review as we believe that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of core results, as set out above, also aligns the Group’s results with the majority of our peer companies and how they report earnings.

During 2014, we have reported core results performance measured against 2013 core results excluding divestments completed during 2013. Growth rates are calculated excluding divestments completed during 2013 unless otherwise stated.

Segment information

As a result of the impact of the Novartis transaction, we changed our operating segments in 2015. Since January 1, 2015, our results have been reported under five segments: Global Pharmaceuticals, HIV, Pharmaceuticals R&D, Vaccines and Consumer Healthcare. Comparative information has been restated accordingly and the segment information in this financial review is presented on a comparable basis.

Group turnover by segment

	2014 (restated) £m	2013 (restated) £m	CER%	£%
Global Pharmaceuticals	13,950	15,983	(6)	(13)
HIV	1,498	1,386	15	8

Pharmaceuticals	15,448	17,369	(5)	(11)
Vaccines	3,159	3,384	(1)	(7)
Consumer Healthcare	4,312	4,703	(1)	(8)

	22,919	25,456
Corporate and other unallocated turnover	87	146

	23,006	25,602	(3)	(10)
Divestments	—	903	—	—

	23,006	26,505	(7)	(13)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Total Group turnover for 2014, including divestments completed during 2013 was down 7%, but excluding those divestments, turnover declined 3% to £23,006 million.

Pharmaceuticals turnover declined 5% as growth in Emerging Markets and Japan was more than offset by lower sales in the US and Europe. Vaccines turnover declined 1%, as a positive performance in Emerging Markets was more than offset by lower reported sales in Europe and Japan. US Vaccines sales were flat. Consumer Healthcare turnover was £4,312 million in the year, down 1% compared with 2013.

Group turnover by geographic region

	2014 (restated) £m	2013 (restated) £m	Growth CER%	Growth £%
US	7,409	8,695	(11)	(15)
Europe	6,292	6,681	(1)	(6)
International	9,305	10,226	1	(9)

	23,006	25,602	(3)	(10)
Divestments	—	903	—	—

	23,006	26,505	(7)	(13)

Group sales outside the US and Europe accounted for 40% of total turnover in 2014 and reported growth of 1%, adversely impacted by a sales decline in Japan and weaker market conditions and some supply constraints in Emerging Markets.

Global Pharmaceuticals turnover

	2014 (restated) £m	2013 (restated) £m	Growth CER%	Growth £%
Respiratory	6,168	7,259	(9)	(15)
Cardiovascular, metabolic and urology	965	1,073	(3)	(10)
Immuno-inflammation	214	161	40	33
Oncology	1,202	969	33	24
Other pharmaceuticals	2,390	2,652	(2)	(10)
Established Products	3,011	3,869	(16)	(22)

	13,950	15,983	(6)	(13)

In the US, Global Pharmaceuticals turnover declined 16%, impacted by continued price and contracting pressures, primarily affecting respiratory sales, which were down 18% (11% volume decline and a 7% negative impact of price and mix).

Oncology products in the US contributed strongly in the year, with sales up 41% to £512 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist. Benlysta sales grew 22% to £156 million. Generic competition in the US continued to impact sales of Dermatology products, which declined 56% to £49 million and Mepron, which declined 49% to £40 million.

Europe Global Pharmaceuticals turnover was declined 2% to £3,656 million, as strong growth in Oncology and the Avodart franchise, up 8% to £280 million, was more than offset by a 3% decline in Respiratory sales and a 13% decline in Established Products. The newly launched Relvar Ellipta recorded sales of £18 million in the year but these were more than offset by lower sales of Seretide, down 5% to £1,330 million (1% volume decline and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products, particularly in the latter part of the year. Oncology sales were up 29% to £417 million, led by Votrient, Promacta and the newly launched Tafinlar.

International Global Pharmaceuticals turnover grew 1% to £5,357 million. Emerging Markets sales grew 7%, with notable performances from Brazil, up 12% to £380 million, and the rest of Latin America, up 9% to £593 million. Sales in China fell 1%, reflecting the effects of the government investigation during the year. In Japan, sales grew 2% benefiting from strong growth in Avodart, up 14%, and Oncology products, up 17%, partially offset by lower sales in the Respiratory portfolio, down 2%.

Respiratory

Respiratory sales in 2014 declined 9% to £6,168 million. Seretide/Advair sales were down 15% to £4,229 million, Flixotide/Flovent sales decreased 6% to £702 million and Ventolin sales grew 11% to £665 million. Xyzal sales, almost exclusively made in Japan, grew 7% to £130 million.

In the US, Respiratory sales declined 18% (11% volume decline and a 7% negative impact of price and mix), primarily reflecting the continued price and contracting pressures in the market. Sales of Advair were down 25% to £1,987 million (14% decline in volume and an 11% decline of price and mix). Flovent sales were down 5% while Ventolin sales were up 18%, primarily reflecting the impact of net favourable adjustments to previous accruals for returns and discounts. Breo Ellipta recorded sales of £29 million and Anoro Ellipta sold £14 million in the year.

European Respiratory sales were down 3%, primarily reflecting increasing competition. Seretide sales declined 5% to £1,330 million (1% decline in volume and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products in the latter part of the year. Relvar Ellipta recorded sales of £18 million in the year.

Respiratory sales in International grew 1% to £1,665 million. In Emerging Markets, Seretide grew 3% to £400 million, helped by an improved performance in China. Sales growth of Ventolin, up 8% to £165 million, and Veramyst, up 15% to £73 million, was offset by a 33% decline in Flixonase, which was largely driven by lower sales in China. In Japan, Respiratory sales fell 2% to £475 million. Sales of the newly launched Relvar Ellipta of £17 million offset the impact of increasing competitor action on Adoair, which fell 6% to £228 million.

Oncology

Oncology sales in 2014 grew 33% to £1,202 million. Votrient sales grew 33% to £410 million and Promacta sales grew 34% to £231 million. Arzerra sales fell 24% to £54 million and Tykerb/Tyverb sales fell 11% to £171 million. Generic competition to both Hycamtin and Argatroban was more than offset by new launches, as Tafinlar and Mekinist recorded sales of £135 million and £68 million, respectively.

In the US, Oncology grew 41% to £512 million. Votrient sales grew 32% to £182 million and sales of Promacta grew 32% to £93 million. Tafinlar and Mekinist sales were £58 million and £67 million, respectively.

In Europe, Oncology grew 29% to £417 million, led by sales of Votrient, which increased by 23% to £153 million in the year. Promacta grew 36% to £71 million and sales of Tafinlar were £67 million.

In International, Oncology sales in the year grew 26% to £273 million.

Cardiovascular, metabolic and urology

Sales in the category fell 3% to £965 million. The Avodart franchise grew 1% to £805 million, with 17% growth in sales of Duodart/Jalyn and a 4% decline in sales of Avodart. Levitra fell 28% to £100 million in the year. Sales of Prolia fell 10% to £41 million due to the agreement in Q2 2014 with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

On a regional basis, the decline in the US of 16% to £366 million, was partly offset by growth in International of 12% to £306 million. Europe was flat at £293 million.

Immuno-inflammation

Immuno-inflammation sales grew 40% to £214 million. Benlysta turnover in the year was £173 million, up 25%. In the US, Benlysta sales were £156 million, up 22%.

Other pharmaceuticals

Other therapy areas were down 2% at £2,390 million, principally reflecting generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron in the Rare diseases category. These declines were partly offset by growth in Relenza sales of 39%, primarily in the US, and the inclusion of Theravance milestone income of £57 million (2013 – £78 million).

Established Products

Established Products turnover fell 16% to £3,011 million. Sales in the US were down 31% to £860 million, Europe was down 13% to £601 million, and International was down 7% to £1,550 million.

Generic competition to Lovaza, down 57% to £240 million, Seroxat/Paxil, down 19% to £210 million and Valtrex, down 24% to £154 million, all contributed to the decline in the category.

HIV turnover

Worldwide HIV sales increased 15% to £1,498 million, with the US up 27%, Europe up 6% and International up 9%. Tivicay recorded sales of £282 million, Epzicom/Kivexa sales increased 8% to £768 million but Selzentry sales were flat at £136 million. The newly-launched Triumeq recorded sales of £57 million in the year. This growth was partly offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 46% to £59 million, and Trizivir, down 61% to £36 million.

Vaccines turnover

	2014 (restated) £m	2013 (restated) £m	Growth CER%	Growth £%
Boostrix	317	288	16	10
Cervarix	118	172	(26)	(31)
Fluarix, FluLaval	215	251	(9)	(14)
Hepatitis	558	629	(6)	(11)
Infanrix, Pediarix	828	862	2	(4)
Rotarix	376	375	7	—
Synflorix	398	405	4	(2)
Other	349	402	(7)	(13)

Vaccines sales	3,159	3,384	(1)	(7)

Vaccines sales fell 1% to £3,159 million reflecting the decline in Europe, down 2%. The US and International were both flat.

Infanrix/Pediarix grew 2% to £828 million. Growth in the US benefited from a favourable comparison with 2013, which was impacted by a withdrawal from the CDC stockpile. This offset declines in Europe and International.

Boostrix sales increased 16% to £317 million, reflecting growth in all regions except the US. US sales fell 6% reflecting the return of a competitor during the year and some supply constraints.

Cervarix sales declined 26% to £118 million in 2014, largely reflecting declines in International and increasing competitive pressures, particularly in the tender market.

Fluarix and FluLaval sales declined 9% to £215 million due to lower production levels for 2014 and the impact of increased competitive pressures.

Sales of hepatitis vaccines fell 6% to £558 million, in part reflecting supply constraints that impacted the US and International.

Rotarix sales were up 7% to £376 million, with growth driven by tender shipments in Europe and International, partly offset by a decline in the US, which was impacted by a CDC stockpile withdrawal in Q4 2014.

Synflorix sales grew 4% to £398 million, primarily reflecting a strong tender performance in International.

Consumer Healthcare turnover

	2014 (restated) £m	2013 (restated) £m	Growth CER%	Growth £%
Wellness	1,565	1,807	(6)	(13)
Oral health	1,797	1,884	4	(5)
Nutrition	633	627	10	1
Skin health	317	385	(11)	(18)

	4,312	4,703	(1)	(8)

	2014 (restated) £m	2013 (restated) £m	Growth CER%	Growth £%
USA	851	968	(8)	(12)
Europe	1,138	1,239	(2)	(11)
International	2,323	2,496	4	(6)

	4,312	4,703	(1)	(8)

Consumer Healthcare turnover was down 1% in 2014, reflecting the impact of supply issues, comparison with a strong cold and flu season in early 2013 and slowing markets in the Rest of World. Estimated global market growth was approximately 3%.

Wellness

Wellness sales were £1,565 million, down 6%, primarily due to the supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 29%, and alli.

Oral health

Oral health sales grew 4% to £1,797 million. The continued growth of Sensodyne, up 11%, was partly offset by a 10% decline in sales of Aquafresh which was impacted by supply issues in both Europe and the US, together with increased competition.

Nutrition

Nutrition sales grew 10% to £633 million. Horlicks was up 11%, reflecting continued growth in India, and Boost was up 9%.

Skin health

Sales of products for Skin health were down 11% to £317 million, primarily due to lower sales of Bactroban in China.

Regional performance

Sales in the US and Europe were down 8% and 2%, respectively, reflecting both supply issues and product recalls, primarily affecting products for Smokers Health and alli. Growth in International markets of 4% was restricted by a slower economic environment but did reflect some growth across most markets, partly offset by a 5% reduction of sales in China and a 52% decline in sales of Smokers Health products, both primarily due to supply issues.

Total results

The Group’s total results are set out below. Reconciliations of total results to core results are presented on page 12.

		2014		2013	Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Turnover	23,006	100	26,505	100	(7)	(13)

Cost of sales	(7,323)	(31.8)	(8,585)	(32.4)	(11)	(15)
Selling, general and administration	(8,246)	(35.8)	(8,480)	(32.0)	4	(3)
Research and development	(3,450)	(15.0)	(3,923)	(14.8)	(8)	(12)
Royalty income	310	1.3	387	1.5	(18)	(20)
Other operating income	(700)	(3.1)	1,124	4.2	>(100)	>(100)

Operating profit	3,597	15.6	7,028	26.5	(40)	(49)
Net finance costs	(659)		(706)
Profit on disposal of interest in associates	—		282
Share of after tax profits of associates and joint ventures	30		43

Profit before taxation	2,968		6,647		(46)	(55)
Taxation	(137)		(1,019)

Total profit after taxation for the year	2,831		5,628		(41)	(50)
Total profit attributable to shareholders	2,756		5,436

Earnings per share (p)	57.3		112.5		(40)	(49)
Earnings per ADS (US$)	1.89		3.53

Cost of sales

Cost of sales as a percentage of turnover was 31.8% compared with 32.4% in 2013. Net of adverse currency translation effects, the cost of sales percentage decreased 1.3 percentage points. This reflected adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology, more than offset by lower intangible write-offs and the benefit of our ongoing cost reduction programmes and lower intangible impairments.

Selling, general and administration

SG&A costs as a percentage of sales were 35.8%, 3.8 percentage points higher than in 2013. Excluding currency effects, the SG&A percentage increased 3.7 percentage points, as SG&A increased 4% on a turnover decline of 7%. The increase in SG&A reflected continued investments in our multiple new product launches, higher legal costs, restructuring costs and a charge of £114 million for an additional, catch-up year of the US Branded Prescription Drug fee in accordance with the final regulations issued by the IRS in Q3 2014, partly offset by the benefits of our restructuring programmes and ongoing cost management efforts.

Advertising and promotion decreased 11% reflecting reduced activity in the Established Products category and ongoing cost management efforts which were partly offset by new product launches. Selling and distribution decreased 4% as investments in product launches were offset by savings in Established Products. General and administration expenses increased 20% due to higher phase IV expenditure, legal and restructuring costs, partly offset by restructuring benefits.

Research and development

R&D expenditure declined 8% to £3,450 million (15.0% of turnover) compared with £3,923 million (14.8% of turnover) in 2013. Excluding currency effects, the R&D percentage declined 0.2 percentage points, reflecting lower intangible write-offs, the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits and lower intangible impairments.

Other operating income

Net other operating expenses of £700 million (2013 – £1,124 million income) included, following the improved sales performance of Tivicay and Triumeq, an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture which has increased to £1.7 billion, resulting in a charge for the year of £768 million (2013 – £253 million). The liability represents the present value of expected future payments to Shionogi. These will be paid over a number of years and will vary in line with sales of products that contain dolutegravir. The income in 2013 included profits from the disposals of the Lucozade and Ribena business and certain anti-coagulant products, which is aggregate were £1,331 million.

Following announcement of the proposed Novartis transaction, GSK entered into a number of forward exchange contracts to protect the Sterling value of the net US Dollar proceeds due to the Group on completion of the transaction. At 31 December 2014 these contracts were in a loss position and resulted in the recognition of an unrealised loss in 2014 of £299 million which has been included in net other operating expense.

Operating profit

Total operating profit was £3,597 million compared with £7,028 million in 2013. The non-core items resulted in a net charge of £2,997 million (2013 – £987 million, excluding trading profits on products divested in 2013). The 2013 net charge included the profits on the disposals of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.

The intangible asset amortisation increased to £575 million (2013 – £547 million), reflecting the accelerated amortisation of Lovaza. Intangible asset impairments of £150 million (2013 – £739 million) included write-offs of several R&D and commercial assets.

Major restructuring charges of £750 million (2013 – £517 million) included £101 million under the Operational Excellence programme, £334 million under the Major Change programme and £243 million under the new Pharmaceuticals restructuring programme.

The Operational Excellence programme initiated on 2007 and expanded in 2009, 2010 and 2011 was substantially complete at the end of 2014 at a total cost of £4.7 billion and delivered annual pre-tax savings of approximately £2.9 billion. The Major Change programme, announced in 2013, focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business. It has delivered approximately £0.6 billion of annual savings.

The new Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals.

Legal charges of £548 million (2013 – £252 million) included a £301 million fine paid to the Chinese government, settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting,disposals and other adjustments resulted in a net charge of £974 million (2013 – income of £1,068 million) and included the increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £768 million (2013 – £253 million). The net credit in 2013 included profits on the disposal of the Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million. Other items also included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

Net finance costs

Net finance income	2014 £m	2013 £m
Interest and other finance income	66	59
Fair value movements	2	2

	68	61

Finance expense
Interest expense	(688)	(726)
Unwinding of discounts on liabilities	(15)	(14)
Remeasurement and fair value movements	(10)	(5)
Other finance expense	(14)	(22)

	(727)	(767)

Profit on disposal of interest in associates

The pre-tax profit on disposals of associates was nil (2013 – £282 million). The 2013 profit reflected the disposal of 28.2 million ordinary shares in Aspen Pharmacare for £429 million.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £30 million (2013 – £43 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profit in associates, profit before taxation was £2,968 million compared with £6,647 million in 2013, a 46% CER decrease and a 55% decrease in sterling terms.

Taxation

	2014 £m	2013 £m
UK current taxation	(251)	265
Overseas current taxation	993	1,284

Total current taxation	742	1,549
Total deferred taxation	(605)	(530)

Taxation on total profits	137	1,019

The charge for taxation on total profits amounted to £137 million and represented a total effective tax rate of 4.6% (2013 – 15.3%), reflecting the differing tax effects of the various non-core items, including a number of non-recurring tax only items.

Tax relating to acquisition accounting and other adjustments included deferred tax on the increased liability for the expected future payments to Shionogi; recognition of a deferred tax asset in respect of tax losses expected to be used on completion of the Novartis transaction, and tax credits arising on the resolution of a number of tax matters with tax authorities, including matters related to prior year acquisitions or disposals.

The UK current tax credit includes a benefit from resolution of a number of tax matters and other prior year adjustments.

Earnings per share

Total EPS was 57.3p, compared with 112.5p in 2013 which included 33.8p arising from gains on equity investment and asset disposals. Of the remaining difference, 10.4p was due to currency.

Dividend

The Board declared four interim dividends resulting in a dividend for the year of 80 pence, a 2 pence increase on the dividend for 2013. See “Note 16 — Dividends” on page 160 of the GSK Annual Report 2015.

Core results

We use core results, among other metrics, to manage the performance of the Group. The definition of core results is set out on page 64.

Cost of sales

		2014 % of turnover		2013 % of turnover	Growth
	£m		£m		CER%	£%
Cost of sales	(6,535)	(28.4)	(7,075)	(27.6)	(3)	(8)

Core cost of sales as a percentage of turnover was 28.4% compared with 27.6% in 2013. Net of adverse currency translation effects, the cost of sales percentage increased 0.2 percentage points. This reflected adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology, partly offset by the benefit of our ongoing cost reduction programmes.

Selling, general and administration

		2014 % of turnover		2013 % of turnover	Growth
	£m		£m		CER%	£%
Selling, general and administration	(7,074)	(30.7)	(7,749)	(30.3)	(2)	(9)

Core SG&A costs as a percentage of sales were 30.7%, 0.4 percentage points higher than in 2013. Excluding currency effects, the SG&A percentage increased 0.5 percentage points, as SG&A declined 2% on a turnover decline of 3%. The reduction in SG&A reflected continued investments in our multiple new product launches partly offset by the benefits of our restructuring programmes and ongoing cost management efforts.

Advertising and promotion decreased 8% primarily reflecting reduced activity in the Established Products category and ongoing cost management efforts which were partly offset by new product launches. Selling and distribution decreased 2% as investments in product launches were offset by savings in from our ongoing cost reduction programmes. General and administration expenses increased 1% primarily due to higher phase IV expenditure, partly offset by benefits from the restructuring programmes.

Research and development

		2014 % of turnover		2013 % of turnover	Growth
	£m		£m		CER%	£%
Research and development	(3,113)	(13.5)	(3,394)	(13.3)	(4)	(8)

Core R&D expenditure declined 4% to £3,113 million (13.5% of turnover) compared with £3,394 million (13.3% of turnover) in 2013. Excluding currency effects, the R&D percentage declined 0.1 percentage points, reflecting the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

The table below analyses core R&D expenditure by these categories:

	2014 £m	2013 £m
Discovery	739	742
Development	1,317	1,535
Facilities and central support functions	455	449

Pharmaceuticals R&D	2,511	2,726
Vaccines R&D	443	496
Consumer Healthcare	159	172

Research and Development	3,113	3,394

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio decreased from 56% of Pharmaceuticals R&D costs in 2013 to 52% in 2014, reflecting the completion of a number of late-stage programmes.

Royalty income

Royalty income was £310 million (2013 - £387 million) reflecting the conclusion of a number of royalty agreements. 2013 also included a prior year catch-up adjustment.

Core operating profit

	2014		2013		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Core operating profit	6,594	28.7	7,771	30.4	(6)	(15)

Core operating profit was £6,594 million, 6% lower than in 2013 in CER terms on a turnover decline of 3%. The core operating margin of 28.7% was 1.7 percentage points lower than in 2013. Excluding currency effects, the margin decreased 0.8 percentage points. This primarily reflected an increase in SG&A as a percentage of sales and lower royalty income. SG&A costs declined 2% driven by targeted cost management and the benefit of ongoing restructuring programmes. SG&A also included the credit reported in Q3 2014 of £219 million from a release of reserves following simplification of the Group’s entity structure and our trading arrangements. Structural savings of approximately £280 million were realised in 2013.

Net finance costs

Net finance costs	2014 £m	2013 £m
Interest and other income	66	59
Fair value movements	2	2

	68	61

Finance expense
Interest expense	(688)	(726)
Unwinding of discounts on liabilities	(2)	—
Remeasurement and fair value movements	(10)	(5)
Other finance expense	(14)	(22)

	(714)	(753)

Core net finance expense was £646 million compared with £692 million in 2013, reflecting GSK’s strategy to improve the funding profile of the Group, despite average net debt in 2014 being marginally higher than in 2013.

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £30 million (2013 – £43 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

	2014		2013		Growth
	£m	% of turnover	£m	% of turnover	CER%	£%
Core profit before tax	5,978	26.0	7,122	27.8	(6)	(16)

Taxation

Tax on core profit amounted to £1,172 million and reflected an effective core tax rate of 19.6% (2013 – 23.0%). The reduction in the effective rate included the resolution of a number of matters that benefited the year, and an increase in the benefit of intellectual property incentives.

Core earnings per share

Core EPS of 95.4p decreased 1% in CER terms compared with a 6% decline in the operating profit as a result of financial efficiencies.

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

The total cost of our property, plant and equipment at 31 December 2014 was £19,355 million, with a net book value of £9,052 million. Of this, land and buildings represented £4,007 million, plant and equipment £2,740 million and assets in construction £2,305 million. In 2014, we invested £1,261 million in new and renewal property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2014, we had contractual commitments for future capital expenditure of £459 million and operating lease commitments of £701 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Our Planet’ on page 46 and in Note 45 to the financial statements, ‘Legal proceedings’.

Goodwill

Goodwill decreased during the year to £3,724 million at December 2014, from £4,205 million. The decrease reflected the goodwill allocated to the oncology business and transferred to assets held for sale following the decision to sell the business to Novartis.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2014 was £8,320 million (2013 – £9,283 million). The decrease in 2014 reflected a transfer of £506 million to assets held for sale to reflect the proposed Novartis transaction, capitalised development costs of £242 million and the amortisation and impairment of existing intangibles of £704 million and £157 million, respectively.

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2014 of £1,454 million (2013 – £1,525 million). The market value at 31 December 2014 was £2,502 million (2013 – £2,212 million). The largest of these investments were in an associate, Aspen Pharmacare Holdings Limited, which had a book value at

31 December 2014 of £274 million (2013 – £229 million) and investments in Theravance, Inc. and Theravance Biopharma, Inc. which have a book value at 31 December 2014 of £367 million (2013 – £644 million). The investments included equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £146 million (2013 – £156 million). The majority of this amount related to interest rate swaps and foreign exchange contracts both designated and non-designated (inter-company loans and deposits) as accounting hedges.

Inventories

Inventory of £4,231 million increased by £331 million during the year. The increase primarily reflected the impact of stock building for new product launches and remediation of the Consumer Healthcare supply chain, partly offset by a favourable exchange impact.

Trade and other receivables

Trade and other receivables of £4,600 million decreased from 2013 reflecting the receipt of the deferred receivable from Aspen in respect of the inventory and a manufacturing site which formed part of the disposal of the anti-coagulants products business in 2013, together with improved recoveries of receivables in various markets and favourable exchange impacts.

Derivative financial instruments: liabilities

We held both non-current and current derivative financial instruments at fair value of £413 million (2013 – £130 million. This primarily related to foreign exchange contracts both designated and non-designated (inter-company loans and deposits, acquisitions and disposals, external debt and legal provisions) as accounting hedges.

Trade and other payables

Trade and other payables amounting to £7,958 million decreased from £8,317 million in 2013, reflecting the effect of the increased shareholding in the Group’s Indian Pharmaceutical subsidiary accrued in 2013 partly offset by the effect of an increase in the returns and rebates accrual together with a favourable exchange impact.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £2,035 million at 31 December 2014 (2013 – £2,237 million) in respect of estimated future liabilities, of which £520 million (2013 – £646 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,689 million (2013 – £613 million) on pension arrangements and £1,397 million (2013 – £1,246 million) on unfunded post-employment liabilities. The increases in the deficits were predominantly driven by lower discount rates that we used to discount the value of the liabilities.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £803 million at 31 December 2014.

Other non-current liabilities

Other non-current liabilities of £2,401 million at 31 December 2014 (2013 – £1,704 million) included £1,619 million (2013 – £958 million) of contingent consideration payable, primarily in respect of the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture.

Net debt

Net debt increased by £1,732 million and reflected the aggregate consideration of £650 million paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of the Group’s Indonesian Consumer Healthcare business held by a third party, together with a reduction in cash generated from operations.

The Group’s cash generation and liquidity enabled the payment of ordinary dividends of £3,843 million and share repurchases of £238 million.

Total equity

At 31 December 2014, total equity had decreased from £7,812 million at 31 December 2013 to £4,936 million. The decrease arose principally from an increase in the pension deficit of £1,076 million and the impact of dividends paid out in the year.

Cash generation and conversion

The net cash inflow from operating activities for the year was £5,176 million (2013 – £7,222 million). The decrease primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,751 million (2013 – £1,701 million) and disposals realised £594 million (2013 – £2,033 million). Cash payments to acquire equity investments of £83 million (2013 – £133 million) were made in the year and sales of equity investment realised £205 million (2013 – £59 million).

5.B	Liquidity and capital resources

The information set forth under the headings:

•	“Cash generation and conversion” on page 65;

•	“Financial position and resources” on pages 66 to 69; and

•	“Treasury policies” on page 72

of the GSK Annual Report 2015 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Intellectual property and patent protection developments” on page 10;

•	“Competition” on page 10;

•	“Deliver” within “Pharmaceuticals” on pages 22 to 25, “Vaccines” on pages 29 to 30 and “Consumer Healthcare” on page 36;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 225 to 227;

•	“Pharmaceutical products, competition and intellectual property” on pages 228 to 229;

•	“Vaccines products, competition and intellectual property” on page 229; and

•	“Consumer Healthcare products and competition” on page 230

of the GSK Annual Report 2015 is incorporated herein by reference.

The information set forth under the headings:

•	“Financial Review 2014 – Core results – Research and development”; and

•	“Financial Review 2014 – Total results – Research and development”

of item 5.A hereof is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “2015 Financial Review” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 69

of the GSK Annual Report 2015 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 74 to 77; and

•	“Our Corporate Executive Team” on pages 78 to 79

of the GSK Annual Report 2015 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

•	“Remuneration report” on pages 102 to 126 (excluding (i) the phrase “and 1% CER on a pro forma basis” in the first sentence in the first row, (ii) the phrase “and up 3% on a pro-forma basis in 2015” in the first sentence in the second row and (iii) the second, fourth and sixth sentences in the second row in the “Financial performance table” under the heading “Pay for performance (audited)” on page 107); and

•	“2014 Remuneration policy summary” on pages 127-128

of the GSK Annual Report 2015 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 80 to 101;

•	“Governance” on page 116; and

•	“Donations to political organisations and political expenditure” on page 249 of the GSK Annual Report 2015 is incorporated herein by reference.

•	Termination of Employment:

•	Loss of office payment policy:

The following table sets out the contractual framework for Executive Directors. The terms specifically relating to termination are set out in more detail below.

Policy

Duration of contracts

The company does not have a policy of fixed term contracts. Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.

Contracts for existing Executive Directors will expire on the dates shown on page 114 of the GSK Annual Report 2015.

Notice period	Notice period on termination by employing company or Executive Director is 12 calendar months.

Mitigation

The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive Director is considered important by the company to have the ability to protect the Group’s intellectual property and staff.

In light of this, the Remuneration Committee believes that it would not be appropriate to provide for mitigation in the contracts.

•	Termination of employment

In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy

Termination payment

Termination by notice: 12 months annual salary payable on termination by the company (pro-rated where part of the notice period is worked). No termination payment is made in respect of any part of a notice period that extends beyond the contract expiry date.

A bonus element is not normally included in the termination payment. However, the terms of the contracts seek to balance commercial imperatives and best practice. If the company enforces the non-compete clause for the current CEO and Chairman, Global R&D and Vaccines, up to 12 months on-target bonus will be payable.

Redundancy: As above, for termination by notice. In the UK, only statutory redundancy pay will apply. In the US, general severance policy does not apply.

Retirement, death and ill-health, injury or disability: No termination payment.

Long-term incentive awards

Performance Share Plan (“PSP”) and Deferred Annual Bonus Plan (“DABP”) matching awards are governed by the Plan Rules as approved by shareholders.

Termination by notice: Unvested awards lapse.

Redundancy and retirement: Generally, awards vest over the original timescales, subject to the original performance conditions. Awards made in the last 12 months are forfeited.

Death and ill-health, injury or disability: Generally, awards will vest following the end of the financial year, normally taking into account performance to that date. Awards may be pro-rated for time.

In the event of a change of control, PSP and DABP matching awards will vest, taking into account performance to date and normally taking into account the proportion of the performance period that has elapsed. Alternatively, the awards may be exchanged for new awards.

Annual bonus

Termination by notice by individual: If an individual serves notice and the termination date falls before 31 December, the bonus is forfeited.

Termination by notice by the company, redundancy, retirement, death and ill-health, injury or disability: If the termination date falls during the financial year, eligible for pro-rated on-target bonus (if employed on 31 December, bonus payable based on actual results).

DABP deferred bonus awards

Termination by notice: Deferred shares vest in full on the date of termination.

Redundancy, retirement, death and ill-health, injury or disability: Generally, deferred shares vest in full at the end of the financial year in which the termination date falls.

Benefits

Generally, benefits will continue to apply until the termination date.

Termination by notice by the company and retirement (US executives): In line with the policy applicable to US senior executives, the Chairman, Global R&D & Vaccines may become eligible, at a future date, to receive continuing medical and dental insurance after termination/retirement.

Termination by mutual agreement: In certain circumstances it can be in the best interests of the company for the Board to manage proactively succession planning and the development of the senior talent pipeline. In such circumstances, the Board may therefore agree that an executive’s departure will be by mutual agreement. In order for this to apply, the Remuneration Committee will need to be satisfied that the executive has demonstrated performance in line with expectations, where required they should have contributed to an orderly succession, and they should have completed at least 20 years’ service with the Group on the termination date. In the case of an Executive Director, they would then be treated as a ‘good leaver’ for the purposes of GSK’s long-term incentive plans. If the termination date falls during the financial year, they would be eligible for a pro-rated on-target bonus and if they are employed on 31 December, the bonus payable would be based on actual results. In the case of the CEO, as a member of the UK defined benefit pension scheme, his pension would then be payable from the later of his termination date and age 55 without actuarial reduction.

The Remuneration Committee does not anticipate the exercise of discretion provided by the PSP and DABP plan rules in respect of termination payments. However, there may be unforeseen circumstances where this is in the best interests of the company and its shareholders. Where it is necessary to exercise discretion, explanations will be provided.

Where an Executive Director leaves the company, the Remuneration Committee will carry out an assessment of the individual’s performance and conduct over the time in role. If it is determined that the individual’s performance or conduct was contrary to the legitimate expectations of the company, the Remuneration Committee reserves the right to apply appropriate mechanisms such as ‘clawback’ (see page 113 of the GSK Annual Report 2015), or reduction or lapsing of outstanding incentive awards (‘malus’), to ensure that any termination payments are in the best interests of the company and its shareholders.

In the case of termination for cause, all payments and unvested awards are forfeited except shares deferred under the DABP (which vest in full on the date of termination) and accrued salary and expenses.

6.D	Employees

The information set forth under the headings:

•	“Performance and engagement” on page 46;

•	“Note 9 – Employee costs” on page 155;

•	“Note 28 – Pensions and other post-employment benefits” on pages 169 to 176; and

•	“Five year record, Number of employees” on page 224

of the GSK Annual Report 2015 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 42 – Employee share schemes” on pages 202 to 204;

•	“Total remuneration for 2015” on pages 104 to 105;

•	“Value earned from Long Term Incentive awards” on page 109;

•	“Update on performance of ongoing awards” on page 110; and

•	“Directors’ interests in shares” on pages 119 to 125

of the GSK Annual Report 2015 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 100;

•	“Share capital and control” on page 241; and

•	“Analysis of shareholdings at 31 December 2015” on page 242

of the GSK Annual Report 2015 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 183

of the GSK Annual Report 2015 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See item 18 below.

In addition, the information set forth under the headings:

•	“Note 45 – Legal proceedings” on pages 206 to 210; and

•	“Dividends” on page 243

of the GSK Annual Report 2015 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading “Note 43 – Post balance sheet events” on page 204 and “Note 45 – Legal proceedings” on pages 206 to 210 of the GSK Annual Report 2015 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 241;

•	“Share price” on page 241; and

•	“Nature of trading market” on page 242

of the GSK Annual Report 2015 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	“Nature of trading market” on page 242

of the GSK Annual Report 2015 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and articles of association Articles of Association of GlaxoSmithKline plc

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

If in their opinion the company’s financial position justifies such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class of such amounts and in respect of such periods as they think fit. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. As the company has only one class of Ordinary Shares, the holders of such Ordinary Shares will be entitled to participate in any surplus assets in a winding- up in proportion to their shareholdings.

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

On April 22, 2014, GSK and Novartis AG (“Novartis”) entered into a three-part, inter-conditional transaction (the “Transaction”), pursuant to which they executed an implementation agreement (as subsequently amended, the “Implementation Agreement”), a contribution agreement relating to a consumer healthcare joint venture (as subsequently amended, the “Contribution Agreement”), a share and business sale agreement relating to the vaccines business of Novartis (as subsequently amended, the “Vaccines SAPA”), a sale and purchase agreement relating to the oncology business of GSK (as subsequently amended, the “Oncology SAPA”), a put option deed relating to the influenza vaccines business of Novartis (as subsequently amended, the “Put Option Deed”) and a shareholders’ agreement (the “Shareholders’ Agreement,” and, together with the Implementation Agreement, the Contribution Agreement, the Vaccines SAPA, the Oncology SAPA and the Put Option Deed, the “Transaction Contracts”).

Under the Vaccines SAPA, GSK purchased Novartis’ vaccines business (excluding Novartis’ influenza vaccines business). The purchase price for the business is up to US$7,055,000,000 plus royalties. The US$7,055,000,000 consists of US$5,255,000,000 upfront and up to US$1,800,000,000 in milestone payments.

Under the Oncology SAPA, GSK sold or licensed, and Novartis purchased or licensed, certain assets, rights and liabilities relating to GSK’s oncology business. Novartis acquired GSK’s oncology products for an aggregate cash consideration of US$16,000,000,000. Under the terms of the transaction, Novartis also has preferred partner rights over GSK’s current and future oncology research and development pipeline, excluding oncology vaccines, for a period of 12.5 years following the closing of the Transaction.

Under the Put Option Deed, Novartis has the right to unilaterally require GSK to acquire from Novartis its entire influenza vaccines business for US$250,000,000, or certain parts of the influenza vaccines business for a pro rata portion thereof (subject to certain customary purchase price adjustments) if the divestment of this business to a certain third party does not complete (the “Influenza Put Option”). The Influenza Put Option is exercisable during an 18-month period. Any divestment to GSK under the Influenza Put Option (if exercised) would be subject to applicable antitrust clearances and satisfaction of certain other conditions. On 3 August 2015, Novartis announced that it had completed effective 31 July 2015 the sale of its influenza vaccines unit to CSL Limited for $275 million. Accordingly, GSK does not expect any material rights or obligations to remain under the Put Option Deed.

Under the Contribution Agreement, GSK contributed its consumer healthcare business and Novartis contributed its over-the-counter business into a newly-created joint venture company, which operates under the “GSK Consumer Healthcare” name. GSK owns a 63.5% share of the joint venture. Pursuant to the Shareholders’ Agreement entered into by GSK and Novartis at the closing of the Transaction, GSK has seven of eleven seats on the joint venture’s board of directors, and Novartis has customary minority rights and exit rights at a pre-defined, market-based pricing mechanism.

GSK’s shareholders approved the Transaction on December 18, 2014. The Transaction closed on March 2, 2015.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 241 of the GSK Annual Report 2015 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on pages 244 to 245

of the GSK Annual Report 2015 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 243

of the GSK Annual Report 2015 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on page 72; and

•	“Note 41 – Financial instruments and related disclosures” on pages 192 to 202 of the GSK Annual Report 2015 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

Fees and charges payable by ADR holders

The Bank of New York serves as the depositary (the “Depositary”) for GSK’s American Depositary Receipt (“ADR”) programme. On April 6, 2015, GSK and the Depositary amended and restated the deposit agreement (the “Deposit Agreement”) between GSK, the Depositary and owners and holders of ADRs. Pursuant to the Deposit Agreement, ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the delivery and surrender of American Depositary Shares, (ii) a fee of $0.05 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to this Deposit Agreement, (iii) a fee for the distribution of securities other than cash or shares and (iv) a fee of $0.05 or less per American Depositary Share (or portion thereof) per annum for depositary services. In addition, the following charges shall be incurred by any party depositing or withdrawing Shares or surrendering ADRs or to whom American Depositary Shares are issued: (i) taxes and other governmental charges, (ii) such registration fees as may from time to time be in effect, (iii) certain cable, telex and facsimile transmission expenses, (iv) such expenses as are incurred by the Depositary in the conversion of foreign currency and (v) any other charges payable by the Depositary.

The Depositary may (i) withhold dividends or other distributions or sell any or all of the shares underlying the ADRs in order to satisfy any tax or governmental charge, (ii) deduct from any cash distribution any tax payable thereon or the cost of any currency conversion and (iii) collect any of its fees or charges by deduction from any cash distribution payable to ADR holders that are obligated to pay those fees or charges.

Direct and indirect payments by the Depositary

The Depositary has agreed to pay GSK, on an annual basis, (i) 50% of the issuance and cancellation fees collected by the depositary, net of custody fees, (ii) 100% of any cash dividend fee, net of the Depositary’s charges for fees, service and expenses and (iii) 90% of certain special dividend fees, net of the Depositary’s charges for fees, service and expenses. In 2015 the Depositary made payments to GSK of approximately $3.3 million, of which approximately $2.3 million were related to expenses reimbursed in connection with services provided in 2014.

Under certain circumstances, including removal of the Depositary or termination of the ADR programme by GSK, GSK is required to repay certain amounts paid to GSK and to compensate the Depositary for payments made or services provided on behalf of GSK.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

•	“Accountability” on pages 85 to 86

of the GSK Annual Report 2015 is incorporated herein by reference.

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that we explain any significant variations. This explanation is contained in Item 16.G of this Form 20-F. NYSE rules that came into effect in 2005 require us to file annual and interim written affirmations concerning the Audit & Risk Committee and our statement on significant differences in corporate governance.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2015 and Form 20-F. In 2015 the Committee met 14 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to pages 89 and 248 of the GSK Annual Report 2015. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2015 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2015 and Form 20-F contain no material misstatements or omissions;

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2015 and Form 20-F;

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2015 and Form 20-F;

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•	they have disclosed in the GSK Annual Report 2015 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2015 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2015, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 18, 2016.

Section 404: Management’s annual report on internal control over financial reporting.

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2015 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2015, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report can be found in Item 18 below.

Item 16.	[Reserved]

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership and attendance”, within the “Audit & Risk Committee Report”, on page 89; and

•	“Sarbanes-Oxley Act of 2002” on page 248

of the GSK Annual Report 2015 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

•	“Code of Conduct and reporting lines” on page 94

of the GSK Annual Report 2015 is incorporated herein by reference.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2015.

Item 16.C	Principal Accountant Fees and Services

The information set forth under the heading:

•	“Non-audit services” on page 94; and

•	“Note 8 – Operating profit” on page 154

of the GSK Annual Report 2015 is incorporated herein by reference.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice.

On November 4, 2003, the New York Stock Exchange (the “NYSE”) adopted new corporate governance standards. The application of the NYSE’s standards is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, GlaxoSmithKline plc (“GlaxoSmithKline” or the “Company”) must comply with the following NYSE standards:

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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
Director Independence

1.	Listed companies must have a majority of independent directors (as defined in Exchange Act Rule 10A-3).

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Code which was issued in September 2014.

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

The Board considers that Professor Sir Roy Anderson, Vindi Banga, Dr Stephanie Burns, Stacey Cartwright, Lynn Elsenhans, Dr Jesse Goodman, Judy Lewent, Sir Deryck Maughan, Dr Daniel Podolsky, Urs Rohner, and Hans Wijers are “independent” for the purpose of the UK Code.

A majority of the Board members are “independent” Non-Executive Directors and, in accordance with the recommendations of the UK Code, the Board has appointed one of the “independent” Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Directors where necessary (A.4.1). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

NYSE Independence Tests

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

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are “independent” within the meaning of the UK Code. The Chairman satisfied the independence criteria on appointment in accordance with the UK Code (A.3.1).

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2015, and intends to comply with this requirement at its 2016 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). Evaluation of the Board should consider the balance of skills, experience, independence and knowledge of the Company on the Board, its diversity, including gender, how the board works together as a unit, and other factors relevant to its effectiveness (B.6). GlaxoSmithKline has complied with this requirement. In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company and the external facilitator should be identified in the annual report (B.6.2). The Company conducted an externally facilitated evaluation in 2014, an internally facilitated evaluation in 2015 and expects to conduct another internally facilitated evaluation in 2016.

The UK Code provides that all Directors should receive an induction on joining the Board (B.4). The Chairman should regularly review and agree with each Director their training and development needs (B.4.2).

	Executive Sessions	Meetings

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that the Chairman of GlaxoSmithKline should hold meetings with the Non-Executive Directors without executives present. The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chairman present to appraise the Chairman’s performance (A.4.2).

The UK Code provides that the Chairman should promote a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors (A.3) and, in particular, ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of shareholders’ concerns (E.1).

	Nominating / Corporate Governance Committee	Nominations Committee

4.

(a)    Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

(b)    The nominating/corporate governance committee must have a written charter that addresses:

(i)     the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and an annual performance evaluation of the committee.

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (B.2.1).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board (B.2.1). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board and leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management.

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

The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board through the Chairman on all corporate governance matters. Domestic requirements do not mandate that GlaxoSmithKline establish a distinct corporate governance committee.

	Compensation Committee	Remuneration Committee

5.

(a)    Listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in Section 2(a)(ii) in the Section titled “Independence Tests” above.

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Remuneration Committee that is comprised of at least three “independent” Non-Executive Directors (D.2.1).

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

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Remuneration’s Committee’s role and the authority delegated to it by the Board (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). Where remuneration consultants are appointed, they should be identified in the annual report and a statement should be made as to whether they have any other connection with the company (D.2.1).

The UK Code provides that the Remuneration Committee:

(a)    should take care to recognise and manage conflicts of interest when receiving views from Executive Directors or senior management, or consulting the Chief Executive about its proposals (D.2) and should have delegated responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments (D.2.2);

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

(e)    should judge where to position the Company relative to other companies and should be sensitive to pay and employment conditions elsewhere in the group, especially when determining annual salary increases (D.1); and

(f)     should determine an appropriate balance between fixed and performance-related immediate and deferred remuneration bearing in mind that performance-related elements of Executive Directors’ remuneration should be designed to promote the long-term success of the Company and be transparent, stretching and rigorously applied (D.1, D.1.1 and Schedule A). Incentive schemes should include provisions that would enable the Company to recover sums paid or withhold the payment of any sum, and specify the circumstances in which it would be appropriate to do so (D.1.1).

The UK Code requires that payouts under incentive schemes should be subject to challenging performance criteria, including non-financial performance criteria where appropriate and remuneration incentives should be compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include share options or other performance-related elements (D.1.3).

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

	Audit Committee	Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline has an Audit & Risk Committee that is comprised of at least three “independent” Non-Executive Directors (C.3.1). The Company considers all members of the Audit & Risk Committee are “independent”. The Board has also satisfied itself, in line with the UK Code, that at least one member of the Audit & Risk Committee has recent and relevant financial experience.

The UK Code requires the Audit & Risk Committee to:

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

(h)    review arrangements by which the staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (C.3.5).

GlaxoSmithKline’s Audit & Risk Committee meets the requirements of Rule 10A-3 in that:

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

The Board has determined that Judy Lewent and Stacey Cartwright both have the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Exchange Act.

7.

(a)    The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1) under the Exchange Act.

(b)    The audit committee must have a written charter that addresses:

(i)     the committee’s purpose – which, at minimum, must be to:

(A)   assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors (if the listed company does not yet have an internal audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that the Audit & Risk Committee should be comprised of a minimum of three “independent” Non-Executive Directors.

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Audit & Risk Committee’s role and the authority delegated to it by the Board (C.3.3). The Committee’s main responsibilities include monitoring and reviewing the financial reporting process, the system of internal control and risk management, overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports. Where requested by the board, the audit committee should provide advice on:

•       whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy (C.3.4); and

(B)   prepare disclosure regarding the audit committee’s review and discussion of financial statements and certain other audit matters with management and auditors

(ii)    the committee’s responsibility to conduct an annual performance evaluation of the audit committee; and

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

•       when taking into account the company’s position and principal risks, how the prospects of the company have been assessed, over what period and why the period is regarded as appropriate. The Audit & Risk Committee should also advise whether there is a reasonable expectation that the company will be able to continue in operation and meet its liabilities when falling due over the said period, drawing attention to any qualifications or assumptions as necessary prior to the directors making their statement in the annual report (C.2.2)

The UK Code requires that a separate section of the annual report should describe the work of the Committee in discharging its responsibilities (C.3.8).

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

Shareholder Approval of Equity Compensation Plans

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

GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirm that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure and Transparency Rules, DTR 7, which was issued by the UK Financial Conduct Authority to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2015 Annual Report.

	Code of Business Conduct and Ethics	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.
Description of Significant Differences

11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	GlaxoSmithKline fulfils this requirement by publishing this document.

	Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.	GlaxoSmithKline fulfils this requirement by including this disclosure in its annual report on Form 20-F.
12.	Certification Requirements

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 138;

•	“Consolidated statement of comprehensive income” on page 138;

•	“Consolidated balance sheet” on page 139;

•	“Consolidated statement of changes in equity” on page 140;

•	“Consolidated cash flow statement” on page 141; and

•	“Notes to the financial statements” on pages 142 to 210

of the GSK Annual Report 2015 is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity (as referred to in item 18 above) present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2015 and 31 December 2014 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s annual report on internal control over financial reporting” included in item 15 of this 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

18 March 2016

Item 19	Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on March 30, 2015.

4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.2	Amended and Restated Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.7	Implementation Agreement made on April 22, 2014, as amended and restated on May 29, 2014, between GlaxoSmithKline plc and Novartis AG is incorporated by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the Commission on February 27, 2015.

4.8	Contribution Agreement relating to the Consumer Healthcare Joint Venture made on April 22, 2014, as amended and restated on May 29, 2014 and as further amended and restated on March 1, 2015, between Novartis AG, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited (formerly known as Leo Constellation Limited). Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.9	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.10	Sale and Purchase Agreement relating to the Oncology Business made on April 22, 2014, as amended and restated on May 29, 2014, and as further amended and restated on November 21, 2014 and March 1, 2015, between GlaxoSmithKline plc and Novartis AG. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.11	Put Option Deed relating to all or part of the Influenza Business of the Novartis Group made on April 22, 2014, as amended and restated on May 29, 2014, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the Commission on February 27, 2015. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.12	Shareholders’ Agreement relating to GlaxoSmithKline Consumer Healthcare Holdings Limited made on March 2, 2015, among Setfirst Limited, Novartis Holding AG, Novartis Finance Corporation, GlaxoSmithKline plc, Novartis AG and GlaxoSmithKline Consumer Healthcare Holdings Limited. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” on pages 250 to 258 of the GSK Annual Report 2015 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2*	GSK Annual Report 2015.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2015 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 18, 2016	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer