Form 20-F
period 2016-12-31
GLAXOSMITHKLINE PLC
filed 2017-03-17
CIK 1131399

As filed with the Securities and Exchange Commission on March 17, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange
1.500% Notes due 2017	New York Stock Exchange
5.650% Notes due 2018	New York Stock Exchange
2.850% Notes due 2022	New York Stock Exchange
2.800% Notes due 2023	New York Stock Exchange
5.375% Notes due 2034	London Stock Exchange
6.375% Notes due 2038	New York Stock Exchange
4.200% Notes due 2043	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,368,316,062

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

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

☐  Yes    ☒  No

EX-1.1

EX-4.7

EX-4.8

EX-12.1

EX-12.2

EX-13.1

EX-15.1

EX-15.2

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 2016. Form 20-F of GlaxoSmithKline plc set out below is being incorporated by reference from the “GSK Annual Report 2016” included as exhibit 15.2 to this Form 20-F dated and submitted on March 17, 2017 (the “GSK Annual Report 2016”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on the inside front cover and the inside back cover, “Directors’ Report” on page 110, “Directors’ statement of responsibilities” on page 148, “Directors’ statement of responsibilities in relation to the company’s financial statements” on page 232, “Share capital and control” on pages 263 to 264, “Financial calendar”, “Results announcements”; and “Financial reports” on page 265, “Annual General Meeting 2017” on page 266, “Registrar” on page 268, “ADR Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts”, “Share scam alert” and “Responsible Business Supplement” on page 269, “Section 13(r) of the US Securities Exchange Act” on page 271 and “Glossary of terms” on page 283 in each case of the GSK Annual Report 2016 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2016 incorporated by reference herein, namely the “Directors’ Report” (for which see page 110 thereof), the “Strategic Report” (pages 1 to 78 thereof, portions of which are incorporated by reference as described below) and the “Remuneration Report” (pages 111 to 146, portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2016 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2016 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2016 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 244 to 246; and
•	“Dividends” on page 265

of the GSK Annual Report 2016 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Investor information

Principal risks and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The risks below are those that we believe could cause our actual results to differ materially from expected and historical results.

We must adapt to and comply with a broad range of laws and regulations. These requirements apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer Healthcare products and affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully.

Moreover, as rules and regulations change, and governmental interpretation of those rules and regulations evolves, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable law and regulations could materially and adversely affect our financial results.

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

More detail on the status and various uncertainties involved in our significant unresolved disputes and potential litigation is set out in Note 46, ‘Legal proceedings,’ on pages 226 to 231 of the GSK Annual Report 2016.

UK regulations require a discussion of the mitigating activities a company takes to address principal risks and uncertainties. A summary of the activities that the Group takes to manage each of our principal risks accompanies the description of each principal risk below. The principal risks and uncertainties are not listed in order of significance.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The impact of this risk is potentially to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/ benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/ analyses, as appropriate. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare Products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions about the safety of our products may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third-parties that may analyse publicly available clinical trial results.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve significant claims for damages related to our products. Litigation, particularly in the US, is inherently unpredictable. Class actions that seek to sweep together all persons who take our products increase the potential liability. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure and thus, could materially and adversely affect the Group’s financial results.

Intellectual property

Risk definition

Failure to appropriately secure, maintain and enforce intellectual property rights.

Risk impact

Any failure to obtain or subsequent loss of patent protection in a market, including reducing the availability or scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in that market. Absence of adequate patent or data exclusivity protection in a market could limit the opportunity to rely on that market for future sales growth for our products, which could also materially and adversely affect our financial results in that market.

Context

As an innovative Pharmaceutical, Vaccine and Consumer Healthcare Products company, we seek to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to our business strategy and success. Pharmaceutical products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as regulatory data protection or orphan drug status. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of the product.

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

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the US where we have our highest turnover and margins, typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products. Since there is no abbreviated pathway that leads to substitutable generic vaccines, competition in that market arises from branded products or generic branded products and erosion of sales, revenues and margins is less dramatic. In addition, the proprietary technology used in manufacture and the capital investment in facilities create barriers to entry into the vaccine markets.

We depend on certain key products for a significant portion of our sales. One such product is our respiratory pharmaceutical product Seretide/Advair which accounts for significant Group sales worldwide. The patent for compositions containing the combination of active substances in Seretide/Advair has expired. Generic products containing the same combination of active substances as Seretide/Advair (in both dry powder inhalers and metered dose inhalers) have been launched by several manufacturers in a number of European markets. New drugs applications (ANDAs) have been filed in the US by generic competitors for Seretide/Advair Diskus. The date of such approvals is uncertain at this time but could come as early as March 2017. The timing of an ANDA for Advair HFA in the US is uncertain. We have patents on the formulation and device used in the metered dose inhaler, although the protection afforded by these patents is uncertain at present. Similar patents exist for Ventolin HFA and Flovent HFA.

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages 250 to 251. The listed annual expiration dates are not meant to indicate the certainty of exclusivity for the listed products, as patents may be designed around or invalidated prior to their expiration, resulting in earlier entry of a generic product. Legal proceedings involving patent challenges are set out in Note 46 to the financial statements, ‘Legal proceedings’ on pages 226 to 231 of the GSK Annual Report 2016.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Their efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe our patents. As a result, we are and may continue to be involved in legal proceedings involving patent challenges, which may materially and adversely affect our financial results. Moreover, in the US, it has become common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim by a private party or government entity could materially and adversely affect our financial results.

Product quality

Risk definition

Failure to comply with current Good Manufacturing Practices (cGMP) or inadequate controls and governance of quality in the supply chain covering supplier standards, manufacturing and distribution of products.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety resulting in product launch delays, supply interruptions and product recalls which would have the potential to do damage to GSK’s reputation. Associated regulatory, legal, and financial consequences could materially and adversely affect company reputation and financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products. Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with GMP, accuracy of labelling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, with increasing scrutiny of data integrity, supply continuity and drug shortages. Review of inspections conducted across the industry by national regulatory authorities during 2016 highlighted an ongoing focus on data integrity, third party oversight and the timely escalation of pertinent issues to regulatory authorities.

Financial controls and reporting

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

Failure to adequately manage third party relationships could result in business disruption and exposure to risk ranging from sub-optimal contractual terms and conditions, to severe business sanctions and/ or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

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

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis. These transactions involve market volatility and counterparty risk. The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and takes into account regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate. In addition, the worldwide nature of our operations and cross-border supply routes can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. The tax charge included in our financial statements is our best estimate of the Group’s tax liability pending audits by tax authorities.

There continues to be a significant international focus on tax reform, including the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives such as the increased use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation.

Third parties are critical to our business delivery and are an integral part of the solution to improve our productivity, quality, service and innovation. We rely on third parties, including suppliers, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and important business processes.

Third party business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business operations. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or unethical business practices. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties.

Anti-Bribery and Corruption

Risk definition

Failure of GSK employees, consultants and third parties to comply with our Anti-bribery and corruption (ABAC) principles and standards, as well as with all applicable legislation.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability.

In addition to legal penalties, a failure to prevent bribery through complying with ABAC legislation and regulations could have substantial implications for the reputation of the company, the credibility of senior leaders, and an erosion of investor confidence in our governance and risk management.

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

The Group has been subject to a number of ABAC inquiries. We have reached a resolution with US authorities in 2016 regarding their ABAC inquiry, whilst the inquiry of the UK authorities is ongoing. These investigations are discussed further in Note 46 ‘Legal proceedings’ on pages 226 to 231 of the GSK Annual Report 2016 .

Commercialisation

Risk definition

Failure to execute business strategies, or effectively manage competitive opportunities and threats in accordance with the letter and spirit of legal, industry, or the Group’s requirements.

Risk impact

Failure to manage risks related to commercialisation could materially and adversely affect our ability to grow a diversified global business and deliver more products of value for patients and consumers. Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers. Any of these consequences could materially and adversely affect the Group.

Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with external stakeholders.

Context

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products are critical to achieve our strategic objectives. As do other pharmaceutical, vaccine and consumer companies, the Group faces downward price pressure in major markets, declining emerging market growth, and negative foreign exchange impact.

Developing new Pharmaceutical, Vaccine and Consumer Healthcare products is a costly, lengthy and an uncertain process. A product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to provide important information about our medicines.

Promotion of approved products seeks to ensure that healthcare professionals (HCPs) globally have access to information they need, that patients and consumers have access to the information and products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

While business units within the Group are confronted by common types of commercialisation risks, differences do exist in the types of risks that present themselves, the degree of risk presented in that business unit and, consequently, how those risks are managed. This reflects the different nature and profile of the business units across the Group.

Research practices

Risk definition

Failure to adequately conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements.

Risk impact

The impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), and regulatory action such as fines, penalties, or loss of product authorisation. Any of these consequences could materially and adversely affect our financial results.

Context

Research relating to animals can raise ethical concerns. While we attempt to address this proactively, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is tested in humans, and they are generally mandated by regulators and ethically imperative. Animal research can provide critical information about the causes of diseases and how they develop. Nonetheless, we are continually seeking ways in which we can minimise our use of animals in research, whilst complying with regulatory requirements.

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

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Rapid changes in submission requirements in developing countries continue to increase the complexity of worldwide product registration. Scientific engagement (SE), defined as the interaction and exchange of information between GSK and external communities in order to advance scientific and medical understanding, including the appropriate development and use of our products, is an essential part of scientific discourse. Such non-promotional engagement with external stakeholder groups is vital to GSK’s mission and necessary for scientific and medical advance. The scope of SE activities includes: advisory boards; scientific consultancies; pre-planned informal discussions with healthcare professionals (HCP); sharing medical information; publications (including abstracts to congresses); scientific interactions with payers, patients, governments and the media; and support for independent medical education. SE activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments for service providers has, or is perceived to have, promotional intent. The risks are particularly high where HCP engagement and associated financial and/or transfer of value disclosures are required by GSK.

Environment, health and safety and sustainability

Risk definition

Failure to manage environment, health and safety and substainability (EHS&S) risks in line with our objectives and policies and with relevant laws and regulations.

Risk impact

Failure to manage EHS&S risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites in the US. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 46 to the financial statements, ‘Legal proceedings’ on pages 226 to 231 of the GSK Annual Report 2016, for a discussion of the environmental related proceedings in which we are involved.

We routinely accrue amounts related to our liabilities for such matters.

Information protection

Risk definition

The risk to GSK business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage, damage to our reputation, litigation, or other business disruption including regulatory sanction, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, sensitive personally identifiable information (PII), intellectual property, manufacturing systems and trade secrets. There is the potential that our computer systems or information may be exposed to misuse or unauthorised disclosure. We are also subject to various laws that govern the processing of PlI.

Supply continuity and crisis management

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains. This risk was previously called Crisis and continuity management.

Risk impact

We recognise that failure to supply our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action and financial penalties that could adversely affect the Group’s financial results.

The Group’s international operations, and those of its partners, expose our workforce, facilities, operations and information technology to potential disruption from natural events (e.g. storm or earthquake), man-made events (e.g. civil unrest, terrorism), and global emergencies (e.g. Ebola outbreak, Flu pandemic). It is important that GSK has robust crisis management and recovery plans in place to manage such events.

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

We rely on materials and services provided by third party suppliers to make our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities, and components for the manufacture and packaging of Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third party services procured, such as services provided by contract manufacturing and clinical research organisations to support development of key products, are important to ensure continuous operation of our businesses.

Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a supply risk in the event of regulatory non-compliance or physical disruption at the manufacturing sites or logistics system. If any of the small number of single-source, third party suppliers and service providers we use fail to fulfil their contractual obligations in a timely manner or experience regulatory non-compliance or physical disruption of their logistics and manufacturing sites, this could also result in delays or service interruptions.

We use effective crisis management and business continuity planning to provide for the health and safety of our people and to minimise impact to the Group, by maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 205 to 207

of the GSK Annual Report 2016 is incorporated herein by reference.

4.B	Business overview

•	See Item 3.D “Risk factors” above;

In addition, the information set forth under the headings:

•	“About us” on pages 2 to 3;

•	“Chairman’s statement” on page 4;

•	“CEO’s statement” on page 5 (excluding the pro-forma figures in the parentheticals in the first and the fourth paragraphs under the subheading “Trading performance”);

•	“The Market in which we operate” on pages 8 to 11;

•	“Our business model” on pages 12 to 13;

•	“Our strategic priorities” on pages 14 and 15 (excluding (i) the pro-forma figures in the first and third paragraphs next to “Grow” under the subheading “Progress in 2016” on page 14 and (ii) the pro-forma figure in the parenthetical under “Core operating profit margin” next to “Simplify” under the subheading “Progress in 2016” on page 14);

•	“A clear strategy for growth” on pages 14 to 15;

•	“Pharmaceuticals” on pages 22 to 27 (excluding (i) page 23 and (ii) the pro-forma figure in the last sentence of the second paragraph under the subheading “Simplify” on page 27);

•	“Vaccines” on pages 30 to 33 (excluding (i) page 31; and (ii) the pro-forma figure in the last sentence of the second paragraph under the subheading “Simplify” on page 33);

•	“Consumer Healthcare” on pages 36 to 39 (excluding (i) page 37 and (ii) the pro-forma figure in the third sentence of the first paragraph under the subheading “Simplify” on page 39);

•	“Responsible business” on pages 42 to 51;

•	“Note 6 – Segment information” on pages 169 to 172;

•	“Note 38 – Acquisitions and disposals” on pages 205 to 207;

•	“Pharmaceutical products, competition and intellectual property” on pages 250 to 251;

•	“Vaccines products, competition and intellectual property” on page 251; and

•	“Consumer Healthcare products and competition” on page 252

of the GSK Annual Report 2016 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 45 – Principal Group companies” on page 225; and

•	“Group Companies” on pages 272 to 282

of the GSK Annual Report 2016 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the headings:

•	“Property, plant and equipment” within “Group financial review” on page 72;

•	“Note 6 – Segment information” on pages 169 to 172; and

•	“Note 17 – Property, plant and equipment” on pages 181 to 182 of the GSK Annual Report 2016 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“The changing global political landscape” on page 9;

•	“Increasing payer emphasis on cost, value and access” on page 10;

•	“Non-controlling interests in ViiV Healthcare” on page 58;

•	“Cash generation and conversion” on page 71;

•	“Financial position and resources” on pages 72 to 75;

•	“Critical accounting policies” on pages 76 to 77;

•	“Treasury policies” on pages 77 and 78; and

•	“Strategic report” on page 78

of the GSK Annual Report 2016 is incorporated herein by reference.

The following tables reconcile total results to core results. References in the GSK Annual Report 2016 to the reconciliations on page 66 of that report should be read to refer to the information in these tables.

Core results reconciliation – 31 December 2016
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Transaction -related £m	Divestments and other £m		Core results £m

Gross profit	18,599	547	7	297		86	2		19,538

Operating profit	2,598	588	20	970	162	3.919	(486)		7,771

Profit before taxation	1,939	588	20	974	162	3,919	(478)		7,124

Profit after taxation	1,062	458	15	757	148	3,480	(305)		5,615

Earnings per share	18.8p	9.4p	0.3p	15.6p	3.0p	61.6p	(6.3	)p	102.4p

Weighted average number of shares (millions)	4,860								4,860

The following adjustments are made in arriving at core gross profit

Cost of sales	(9,290)	547	7	297		86	2		(8,351)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(9,366)			514	162		(7)		(8,697)

Research and development	(3,628)	41	13	159		(81)	28		(3,468)

Other operating income	(3,405)					3,914	(509)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(664)			4			8		(652)

The following adjustments are made in arriving at core profit after tax

Taxation	(877)	(130)	(5)	(217)	(14)	(439)	173		(1,509)

Core results reconciliation – 31 December 2015
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Transaction -related £m	Divestments and other £m		Core results £m

Gross profit	15,070	522	147	563		89	12		16,403

Operating profit	10,322	563	206	1,891	221	2,238	(9,712)		5,729

Profit before taxation	10,526	563	206	1,896	221	2,238	(10,559)		5,091

Profit after taxation	8,372	402	156	1,455	200	1,886	(8,373)		4,098

Earnings per share	174.3p	8.3p	3.2p	30.1p	4.1p	28.8p	(173.1	)p	75.7p

Weighted average number of shares (millions)	4,831								4,831

The following adjustments are made in arriving at core gross profit

Cost of sales	(8,853)	522	147	563		89	12		(7,520)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(9,232)		7	1,009	221	88			(7,907)

Research and development	(3,560)	41	52	319			52		(3,096)

Other operating income	7,715					2,061	(9,776)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(653)			5			12		(636)

Profit on disposal of associates	843						(843)		—

Share of after tax profits/(losses) of associates and joint ventures	14						(16)		(2)

The following adjustments are made in arriving at core profit after tax

Taxation	(2,154)	(161)	(50)	(441)	(21)	(352)	2,186		(993)

Core results reconciliation – 31 December 2014
	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Legal charges £m	Transaction -related £m	Divestments and other £m		Core results £m

Gross profit	15,683	503	78	204			3		16,471

Operating profit	3,597	575	150	750	548	843	131		6,594

Profit before taxation	2,968	575	150	755	548	843	139		5,978

Profit after taxation	2,831	366	121	540	522	709	(283)		4,806

Earnings per share	57.3p	7.6p	2.5p	11.3p	10.9p	11.7p	(5.9	)p	95.4p

Weighted average number of shares (millions)	4,808								4,808

The following adjustments are made in arriving at core gross profit

Cost of sales	(7,323)	503	78	204			3		(6,535)

The following adjustments are made in arriving at core operating profit
Selling, general and administration	(8,246)			430	548	75	119		(7,074)

Research and development	(3,450)	72	72	116			77		(3,113)

Other operating income	(700)					768	(68)		—

The following adjustments are made in arriving at core profit before tax

Net finance costs	(659)			5			8		(646)

The following adjustments are made in arriving at core profit after tax

Taxation	(137)	(209)	(29)	(215)	(26)	(134)	(422)		(1,172)

Financial Review 2016

In 2016, we continued to make progress in delivering against our strategy as well as the financial goals we have set out in our financial architecture. All three of our businesses contributed to the delivery of more broadly-based revenue growth. Our continued focus on the execution of our integration and restructuring programmes accelerated the delivery of the targeted benefits, allowing us to improve margins and operating leverage, while still making substantial investments behind new products, and supply chain improvements, as well as progressing the R&D pipeline.

We have also maintained our focus on financial efficiency and in the allocation of our capital, allowing us to deliver core EPS growth ahead of sales growth and at the top end of our financial guidance, as well as a significant improvement in our cash generation and a dividend of 80 pence per share.

Financial architecture

Our financial architecture is designed to support the consistent execution of our strategy and to enhance the returns we deliver to shareholders. It is focused on delivering more sustainable sales growth across the company, improving operating leverage, or profitability, and enhancing our financial efficiency. This is with the objective of driving growth in EPS ahead of our sales performance and then converting more of those earnings into cash that can be used to invest in the business or returned to shareholders, wherever we see the most attractive returns.

This clear set of priorities ensures consistency in how capital is allocated across and between the different businesses within GSK, with relative returns from each business benchmarked to relevant external comparatives using a Cash Flow Return on Investment (CFROI) based framework of metrics. Specific capital investments are also benchmarked in a similar way.

Reporting framework

In addition to total or reported results, prepared under IFRS, the Annual Report makes reference to a number of core performance measures which are used by management for planning and reporting purposes. These are non-IFRS measures adjusted for a number of items management believe it is useful to separate so that the key trends driving the performance of the business can be more clearly identified by shareholders. Core results may, however, vary significantly from total results as some of the adjustments may be material, as was the case in 2016.

The items adjusted for between total and core results are consistent each year but those that were most significant in 2016 include re-measurement charges related to the liabilities for future contingent consideration, most significantly the consideration due to Shionogi related to its former interest in dolutegravir, and the value of future put options as well as major restructuring charges.

IFRS requires us to provide for contingent consideration liabilities related to previous business acquisitions on the basis of the estimated present value of any potential future payments. These estimates could have a broad range of outcomes. The effect of the IFRS accounting treatment is that GSK recognises these fair value liabilities in the balance sheet, with any charges for re-measurement of them reflected immediately in other operating income. GSK will make cash payments in the future to discharge these liabilities but as the liabilities were established on acquisition or through subsequent re-measurement charges to the income statement, the payments will not be charged to future earnings.

Sales growth

All three of our businesses delivered growth in line with or above the medium-term growth expectations we laid out for them at our Capital Markets Day in 2015. Pharmaceuticals sales were up 14% at actual rates and 3% CER with growth from new products more than offsetting the decline in Seretide/Advair sales. In addition to strong growth in HIV, the respiratory portfolio returned to growth in 2016, up 13% at actual rates and 2% CER.

Vaccines sales were up 26% at actual rates and 14% CER, driven by strong execution across the business, particularly around the flu and meningitis franchises, and Bexsero in particular, together with the benefit of the comparison with 2015 which only included 10 months of the Novartis Vaccines business that was acquired on 2 March 2015.

Consumer Healthcare delivered a strong performance in the first full year of the joint venture with sales up 19% at actual rates and 9% CER as growth from the seven power brands more than offset some tough comparators and headwinds in international markets. This performance also benefited from the comparison with 2015 which only included 10 months of the Novartis Consumer Healthcare business that was acquired on 2 March 2015.

Operating leverage

The total operating margin was 9.3% of sales compared with 43.1% in 2015, the movement primarily reflecting the combination of higher remeasurement charges for the Consumer Healthcare put option and the ViiV Healthcare contingent consideration liability in 2016, and the benefit to 2015 of the profit on the disposal of the Oncology business in that year.

While our total operating margin reduced significantly, primarily because of the above factors, our core operating margin improved, driven by increased leverage in all three businesses. This was driven by a combination of leverage from stronger growth in the top line, and £1.4 billion (including £200 million of currency benefits) of additional integration and restructuring benefits, as well as continued tight cost control that allowed us to deliver the margin improvements while continuing to make important investments in all three businesses.

Accelerating the delivery of the targeted benefits of the integration and restructuring programme has been a key objective and we are pleased with the progress made this year through a sustained focus across the Group on executing this programme. By the end of 2016 we had delivered annual benefits of £2.8 billion, (excluding £200 million of currency benefits), almost the full target of the programme a year earlier than originally planned. We are confident in delivering the remaining £200 million of benefits during 2017.

Financial efficiency

We continue to focus on improving our financial efficiency and overall funding costs while protecting our credit profile and, in particular, our short-term target credit ratings. Net finance costs were up slightly, mainly due to currency.

Earnings per share

Total EPS was 18.8p (2015 – 174.3p). The decline primarily reflected the comparison with the £9.2 billion profit from the sale of our marketed Oncology assets to Novartis in 2015, but also the impact in 2016 of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the sterling value of the Group’s HIV and Consumer Healthcare businesses.

The impact on the decline in total EPS was partly offset by the benefit of the improved operating performance and reduced restructuring charges in the year.

Core EPS of 102.4p was up 35% at actual exchange rates and up 12% at constant exchange rates.

Contingent consideration

At the end of 2016, GSK had liabilities for contingent consideration payments of £5.9 billion, of which £5.3 billion related to the estimated present value of future payments to Shionogi by ViiV Healthcare. The payments to Shionogi are calculated each quarter based on a high-teens percentage of the revenues of the relevant products, principally dolutegravir, with the discounted fair value of the total future payments reflecting the current expectations of total future sales of those products.

Free cash flow

Net cash inflow from operating activities was £6.5 billion and free cash flow for the Group was £3.1 billion, significantly improved on the small outflow we saw in 2015. This was driven by our improved operating performance, including continued tight control of capital expenditure and restructuring expenditure, as well as the benefit of currency tail winds. We continue to make progress towards our objective of rebuilding the cash generating capacity of the Group post the completion of the restructuring and integration programme.

Net debt

Net debt at the end of 2016 was £13.8 billion, £3.1 billion higher than the net debt at the end of 2015. Currency was a significant factor with adverse translation effects driving £2.2 billion of the increase. The remaining increase of £0.9 billion reflected the impact of dividends paid during the year of £4.9 billion, including the special dividend of £1.0 billion declared in 2015, being only partly offset by disposal proceeds of approximately £1.0 billion and free cash flow of £3.1 billion.

2017 guidance

We expect continued progress in 2017, with all three businesses expected to continue to benefit from recent new product launches and from the investments we made during 2016.

The expectation for 2017 core EPS growth is dependent on a number of factors including, in particular, uncertainties relating to the timing and extent of potential generic competition to Advair in the US.

In the event that no generic version of Advair is introduced to the US market in 2017, the Group expects 2017 core EPS growth of 5-7% at CER. This is based on an expected decline in 2017 in US Advair sales of 15-20%.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full-year 2017 US Advair sales of around £1 billion at CER (US$1.36/£1), with core EPS flat to a slight decline in percentage terms at CER.

We are not able to give guidance for total results as we cannot reliably forecast certain material elements of our total results such as impairments of intangible assets and the future fair value movements on contingent consideration and put options arising from changes in foreign exchange rates, and therefore a reconciliation of the guidance for core results to equivalent guidance for total results is not available without unreasonable effort.

Returns to shareholders

In 2016, we maintained our ordinary dividend at 80p per share, the same level as we paid in 2015. This is in line with the commitment we made to shareholders at the time we closed the Novartis transaction in early 2015 to maintain the dividend as we completed the integration and reshaping of the Group, despite the short-term pressures in free cash flow that the restructuring costs would create.

A fuller review of the financial results is set out below.

Simon Dingemans

Chief Financial Officer

Reporting framework

Presentation of Group results

Our Group financial review discusses the operating and financial performance of the Group, cash flows and our financial position and resources. We compare the results for each year primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report core results, which is a non-IFRS measure.

Core results

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses, and other operating income other than royalty income, together with the tax effects of all of these items.

These items are excluded from core results either because their impact can be significant or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies. This definition of core results aligns the Group’s results better with the majority of our peer companies and how they report earnings.

Core results reporting is utilised as one of the bases for internal performance reporting alongside total results, cash flow generation and a number of other metrics. Core results are presented and discussed in this Group financial review as we believe that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. For the same reasons, the results of our four segments: Pharmaceuticals, Pharmaceuticals R&D, Vaccines and Consumer Healthcare are reported and measured on the same basis.

Reconciliations between total and core results, including detailed breakdowns of the key non-core items, are set out on pages 14 to 16, and are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

We also use a number of other adjusted, non-IFRS, measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Contingent consideration

GSK has recognised a significant liability for contingent consideration (£5,896 million at 31 December 2016 on a fair value discounted basis) of which £5,304 million represented the estimated present value of future amounts payable to Shionogi relating to ViiV Healthcare, discounted at 8.5%. The payments to Shionogi are calculated based on the sales performance over the life of the relevant products, principally dolutegravir, as described on page 58 of the GSK Annual Report 2016, which page is incorporated herein by reference. The effect of the IFRS accounting treatment is that GSK recognises these fair value liabilities in the balance sheet, with remeasurement charges reflected immediately in other operating income. These charges are adjusted from total results to present core results. GSK will make cash payments in the future to discharge this liability which will not be recorded in the profit and loss account and future earnings.

Changes to segment reporting

The completion of the Novartis transaction on 2 March 2015 changed the balance of the Group and GSK has changed its segment reporting to reflect this. With effect from 1 January 2016, GSK has reported results under four segments: Pharmaceuticals, which includes HIV, Pharmaceuticals R&D, Vaccines and Consumer Healthcare. In addition, a number of minor product reclassifications between the segments have been made. Comparative information has been restated accordingly.

Free cash flow

Free cash flow, which is a non-IFRS measure, is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures, associated undertakings and equity investments. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is presented on page 71 of the GSK Annual Report 2016, which page is incorporated herein by reference.

Adjusted free cash flow

Adjusted free cash flow, which is a non-IFRS measure, excludes payments made to settle legal disputes. Such payments could fluctuate significantly between reporting periods and removing them allows the trends in free cash flow to be more easily identified by shareholders. A reconciliation of net cash inflow from operations to adjusted free cash flow is presented on page 71 of the GSK Annual Report 2016, which page is incorporated herein by reference.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Group turnover

Group turnover for the year increased 17% AER and 6% CER to £27,889 million, with Pharmaceuticals up 14% AER 3% CER, Vaccines up 26% AER14% CER and Consumer Healthcare up 19% AER 9%CER, the growth in all three businesses still reflecting the impact of the Novartis transaction which completed on 2 March 2015. Sales of New Pharmaceutical and Vaccine products were £4,453 million, a Sterling increase of £2,465 million.

Group turnover by geographic region

	2016 £m	2015 £m	Growth £%	Growth CER%
US	10,197	8,222	24	10

Europe	7,498	6,450	16	6

International	10,194	9,251	10	1
	27,889	23,923	17	6

Group turnover outside of the US and Europe represented 37% of total Group turnover in 2016 (2015 – 39%). Sales from new Pharmaceutical and Vaccine products
	2016 £m	2015 £m	Growth £%	Growth CER%

Respiratory

Relvar/Breo Ellipta	620	257	>100	>100

Anoro Ellipta	201	79	>100	>100

Arnuity Ellipta	15	3	>100	>100

Incruse Ellipta	114	14	>100	>100

Nucala	102	1	>100	>100

CVMU

Eperzan/Tanzeum	121	41	>100	>100

HIV

Tivicay	953	588	62	45

Triumeq	1,735	730	>100	>100

Pharmaceuticals	3,861	1,713	>100	>100

Bexsero	390	115	>100	>100

Menveo	202	160	26	16

Vaccines	592	275	>100	96

	4,453	1,988	>100	>100

Sales of New Pharmaceutical and Vaccine products were £4,453 million and represented approximately 22% of Pharmaceuticals and Vaccines turnover.

Pharmaceuticals

Pharmaceuticals turnover was £16,104 million, up 14% AER and 3% CER. HIV sales grew 53% AER 37% CER. The Respiratory portfolio returned to growth with sales up 13% AER 2% CER, continuing the transition globally to newer products. Respiratory sales grew 20% AER 7% CER in the US and 16% AER 3% CER in International, but declined 2% AER 10% CER in Europe. Sales of New Pharmaceutical products were £3,861 million, a Sterling increase of £2,148 million, which more than offset the Sterling decline in Seretide/Advair sales of £196 million. Sales of Established products increased 1% AER but declined 8% CER, with declines in all regions, but particularly International, reflecting the loss of exclusivity for Valtrex in Canada, the impact of market reforms and the continued reshaping of the business in China and the impact of biennial price revisions in Japan. The overall impact of pricing to net sales of Pharmaceuticals was around -1%.

US Pharmaceuticals turnover of £4,705 million grew 11% AER but declined 1% CER in 2016. This reflected a 20% AER 7% CER growth in the Respiratory portfolio, partly offset by the impact of generic competition to Avodart, down 58% AER 63% CER to £70 million, and Lovaza, down 54% AER 59% CER to £43 million. Relenza sales were also down 90% AER 91% CER to £7 million following a reallocation of government funding. Sales of new Respiratory products totalled £654 million and the growth of these products exceeded the decline in Advair. Advair sales fell 2% AER13% CER to £1,829 million, representing a 7% volume decline and a 6% negative impact of price. Ventolin sales were up 38% AER 23% CER to £421 million, benefiting from competitor supply constraints early in the year, while Flovent sales were flat AER but declined 11% CER to £378 million, reflecting pricing pressures in the ICS market.

Benlysta sales increased 33% AER 18% CER to £277 million with ongoing demand growth.

In Europe, Pharmaceuticals turnover increased 1% AER but declined 8% CER to £2,867 million. Respiratory sales declined 2% AER 10% CER to £1,383 million reflecting the ongoing transition to the new Respiratory portfolio and generic competition to Seretide which declined 18% AER 24% CER (16% volume decline and an 8% negative impact of price) to £835 million. This was partly offset by growth in the new Respiratory products, which recorded sales of £225 million. Established products sales were up 4% AER but down 4% CER to £513 million.

International Pharmaceuticals sales of £4,976 million were up 4% AER but down 5% CER. Sales in Emerging Markets grew 1% AER but declined 4% CER, impacted by the decline in the China business (down 4% AER 12% CER primarily as a result of the ongoing reshaping programme and broader Healthcare reforms including price reductions) but also by recent divestments in the International region, and the limitation of trading in Venezuela. In Japan, Pharmaceutical sales were up 17% AER but down 5% CER to £1,425 million, impacted by biennial price revisions on older products as well as supply interruptions to Avodart early in the year. Respiratory sales in Japan grew 27% AER 3% CER with strong growth of the new Respiratory products, up 100% AER 57% CER to £118 million, more than offsetting the decline in Adoair sales.

Respiratory

Respiratory sales in 2016 increased 13% AER 2% CER to £6,510 million, reflecting the continuing transition of the Respiratory portfolio to newer products. Growth in the new Respiratory products, which recorded combined sales of £1,052 million, including Relvar/Breo Ellipta sales of £620 million, more than offset the decline in Seretide/Advair. Flixotide/Flovent sales grew 2% AER but decreased 8% CER to £637 million and Ventolin sales grew 27% AER 15% CER to £785 million.

In the US, Respiratory sales increased 20% AER 7% CER to £3,306 million (14% volume growth and a 7% negative impact of price). The growth of new Respiratory products more than offset the 2% AER 13% CER decline in Advair (7% volume decline and a 6% negative impact of price). The new Ellipta products recorded combined sales of £583 million, including Breo Ellipta sales of £344 million, with Nucala, the treatment for severe asthma, reporting sales of £71 million. Established Respiratory assets included Ventolin, with sales up 38% AER 23% CER to £421 million, and Flovent, which was flat AER but declined 11% CER to £378 million. Ventolin sales benefited from competitor supply constraints early in the year, while Flovent continued to be impacted by ongoing pricing pressures in the ICS market.

European Respiratory sales were down 2% AER 10% CER to £1,383 million, with Seretide sales down 18% AER 24% CER to £835 million (16% volume decline and an 8% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. The new Respiratory products recorded combined sales of £225 million in 2016, including Relvar Ellipta sales of £140 million.

Respiratory sales in the International region increased 16% AER 3% CER to £1,821 million with Emerging Markets up 13% AER 7% CER and Japan up 27% AER 3% CER. In Emerging Markets, sales of Seretide were up 3% AER but down 3% CER at £476 million, while Ventolin grew 20% AER 13% CER to £219 million. In Japan, Adoair grew 9% AER but declined 12% CER.

Cardiovascular, metabolic and urology

Sales in the category were flat AER down 11% CER to £860 million. The Avodart franchise was down 3% AER 14% CER to £635 million, primarily due to a 58% AER 63% CER decline in the US following the launch of generic competition in Q4 2015. Sales of Eperzan/Tanzeum were £121 million, primarily in the US. Prolia was divested at the end of 2015 and therefore no sales were recorded in 2016, compared with £43 million in 2015.

Immuno-inflammation

Immuno-inflammation sales grew 29% AER 15% CER to £340 million. Sales of Benlysta were £306 million, up 33% AER 19% CER, with sales in the US of £277 million, up 33% CER 18% AER.

Other pharmaceuticals

Sales in other therapy areas decreased 6% AER 14% CER to £2,297 million. Dermatology sales declined 5% AER 12% CER to £393 million, adversely affected by supply constraints, while Augmentin sales grew 7% AER but were flat CER at £563 million. Sales of products for Rare diseases were up 14% AER but flat CER at £423 million, and included sales of Volibris, which were up 13% AER 1% CER to £172 million.

Established products

Established products turnover grew 1% AER but fell 8% CER to £2,541 million, with Valtrex sales down 28% AER 37% CER to £118 million driven by a decline in Canada, down 91% AER 91% CER to £5 million, following the loss of exclusivity. Zeffix sales were down 17% AER 24% CER to £111 million and Lovaza sales in the US fell 54% AER 59% CER to £43 million.

HIV

HIV sales increased 53% AER 37% CER to £3,556 million, with the US up 64% AER 46% CER, Europe up 42% AER 29% CER and International up 34% AER 21% CER. The growth in all three regions was driven by Triumeq and Tivicay.

Triumeq and Tivicay sales were £1,735 million and £953 million, respectively. Epzicom/Kivexa sales declined 19% AER 27% CER to £568 million, and Selzentry sales grew 1% AER but declined 9% CER to £125 million. There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 32% AER 38% CER to £23 million, and Lexiva, down 22% AER 26% CER to £51 million.

Vaccines

Vaccines sales grew 26% AER and 14% CER to £4,592 million. Growth benefited from the strong performance of Bexsero across all regions, higher demand for Fluarix/FluLaval in the US and International and a tender award for Menveo in International. Further growth was driven by Synflorix due to market expansion in International and a tender award in Europe. Boostrix sales benefited from higher demand in Europe and International. Growth was partly offset by Infanrix/Pediarix due to supply constraints in International, as well as unfavourable CDC stockpile movements for a number of products across the portfolio.

In the US, sales grew by 27% AER 13% CER to £1,599 million. Growth was driven by market and share growth for Bexsero, Menveo and Boostrix, improved supply and higher demand for Fluarix/FluLaval and competitor supply issues that benefited Infanrix/Pediarix. This growth was partly offset by adverse stockpile movements on Menveo and an unfavourable comparison with the benefit to 2015 from CDC stockpile movements on Infanrix/Pediarix, Boostrix and Rotarix.

In Europe, sales grew 30% AER 18% CER to £1,423 million. Growth was driven primarily by Bexsero sales in private market channels in several countries including Spain and Italy, and in the UK following its inclusion in the NHS immunisation programme. Boostrix sales benefited from higher demand and competitor supply issues. Sales increased in Germany driven by improved supply of Hepatitis vaccines and higher demand for Encepur and Rabipur. Sales growth was also helped by a tender award for Synflorix in Poland but Infanrix/Pediarix sales were adversely impacted, mainly in Germany, France and Italy, by a competitor’s return to the market during the year. Growth was also partly offset by the unfavourable comparison with 2015 when Menveo sales in the UK benefited from a catch-up tender win.

In International, sales grew 21% AER 10% CER to £1,570 million. Growth was driven primarily by Synflorix, due to market expansion in Nigeria, higher demand in Africa and private market demand in Asia. The growth in Menveo sales was driven by a tender award in Argentina and Rotarix sales benefited from higher demand in Brazil and Japan. Further growth in the region was driven by Brazil due to strong demand for Bexsero, Menjugate, and Boostrix. Fluarix/FluLaval sales grew due to higher uptake in Australia. Growth in the region was partly offset by lower sales of Infanrix/Pediarix, due to supply constraints, and lower Hepatitis vaccines sales, due to wholesaler destocking in China following the introduction of new private market distribution regulations.

Consumer Healthcare

The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture. Results do not include the trading performance of the Nigeria beverages business in Q4 2016 following its sale on 30 September 2016.

Sales grew 19% AER and 9% CER to £7,193 million, benefiting significantly from the inclusion of sales of the former Novartis products for the first time for the first two months of the period. Strong performances were delivered by the power brands within the Oral health and Wellness categories and across all regions. Sales from innovation within the last three years represented approximately 13% of sales, with a particular contribution for Flonase, which was switched to OTC in Q1 2015. Other notable launches in 2016 included Sensodyne True White and Excedrin Gel-tabs in the US.

US sales grew 23% AER 9% CER to £1,761 million. Sensodyne delivered double-digit growth, benefiting from the launch in 2015 of Repair and Protect and the launch of True White in the first quarter of 2016, together with distribution gains for Pronamel and the newly launched Pronamel Strong & Bright variant. Flonase OTC delivered high single-digit growth, with a strong performance in the first half of 2016, driven by new formats, but impacted in the second half by increasing private label competition. Excedrin grew in double-digits, driven by the Gel-tab launch and new digital campaigns, and Tums also delivered double-digit growth, benefiting from supply improvements. This was partly offset by a decline in Aquafresh sales due to increased competitive pressures and a re-alignment of investment behind power brands.

Sales in Europe grew 22% AER 12% CER to £2,191 million, driven primarily by performances within the Wellness and Oral health categories. Voltaren continued to deliver double-digit growth at both AER and CER, driven largely by the 12-hour variant and with strong performances across all key markets. Oral health sales grew in double digits AER and mid single-digits CER, with strong growth in Sensodyne and the Gum health portfolio, as well as 10% AER growth but a flat CER performance in Aquafresh, due to increased competitive pressures. At a market level, sales grew well in Italy, Scandinavia, the UK and Germany, partly offset by a decline in sales in CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £3,241 million grew 15% AER 8% CER. Growth was delivered in many priority markets, primarily through the power brands across the Oral health and Wellness categories. This was partly offset by the impact of the sale of the Nigeria beverages business at the end of Q3 2016 as well as the effect of the restructuring of activity in Venezuela at the end of 2015. Growth of the International region was also affected by the combined impact on the Indian business of the demonetisation implemented in November and a more general slowing of the health food drink category which impacted the performance of the Nutrition category and Horlicks in particular. Elsewhere, strong growth was delivered in the Middle East, Latin America and China. The growth in the Middle East was driven by strong momentum across the power brands, particularly Otrivin, Panadol and Sensodyne. Double-digit performances were delivered in Brazil and Argentina as a result of better pricing and new product launches within Oral health. China delivered double-digit sales growth at AER and high single-digit growth at CER with contributions across the portfolio and with Sensodyne and Voltaren in particular benefiting from e-commerce and retail distribution expansion.

Total results

Cost of sales

Cost of sales as a percentage of turnover was 33.3%, down 3.7 percentage points in Sterling terms and 2.4 percentage points in CER terms compared with 2015. This reflected improved product mix, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare and lower restructuring costs as well as an increased contribution from integration and restructuring savings in all three businesses.

These benefits were partly offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, as well as continued investments in the supply chain.

Selling, general and administration

SG&A costs were 33.6% of turnover, 5.0 percentage points AER lower than in 2015 and 4.3 percentage points lower on a CER basis. This primarily reflected lower restructuring costs as well as the benefits from the Pharmaceuticals restructuring programme and integration benefits in Vaccines and Consumer Healthcare, partly offset by investment in promotional product support, particularly for new launches in Respiratory, HIV, Vaccines and Consumer Healthcare.

Research and development

R&D expenditure was £3,628 million (13% of turnover), 1.9% AER higher than in 2015 and 5.6% lower on a CER basis. This reflected the benefit from cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D and lower restructuring costs, partly offset by increased investment, particularly in Pharmaceuticals, reflecting investments in a number of new programmes and the costs of the acquired BMS HIV programme.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

	2016 £m	2015 £m	Growth £%	Growth CER%
Discovery	848	744	14	6

Development	1,275	1,136	12	4

Facilities and central support functions	505	433	17	9

Total Pharmaceuticals	2,628	2,313	14	5

Vaccines R&D	597	525	14	2

Consumer Healthcare R&D	243	258	(6)	(12)

Research and development	3,468	3,096	12	3

Items reconciling total R&D to core R&D	160	464

Research and development	3,628	3,560	2	(6)

The most significant factor driving Total Pharmaceuticals R&D growth was progression of the ViiV Healthcare HIV portfolio, including programmes acquired from BMS earlier in the year. The increase in Discovery was also driven by progression of the early stage Oncology portfolio and early investment in Bioelectronics. Development growth was primarily due to the start of new Phase III programmes, including HIV, respiratory and anaemia, partly offset by the benefit from R&D cost reduction programmes. The increase in facilities and central support functions costs partly reflected investment in new data warehousing and analytics to transform the way data is harnessed across R&D together with a re-allocation of central support costs.

Other operating income/(expense)

Net other operating expense of £3,405 million (2015 - £7,715 million income) primarily reflected further accounting charges related to remeasurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with remeasurement of the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities first recognised in Q1 2016 for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare. These remeasurements were driven by the unwinding of the discount applied to these future liabilities as well as updated trading forecasts and changes in the exchange rate assumptions used, updating them to period-end rates, which have increased the estimated total sterling values of GSK’s Consumer Healthcare and ViiV Healthcare businesses.

These charges were partly offset by milestone income of £152 million in relation to the disposal of ofatumumab that was completed in 2015 and gains on a number of other divestments made during the year, including the remaining shares held by the Group in Aspen Pharmacare. The net other operating income of £7,715 million in 2015 included the profit on the disposal of the Oncology business to Novartis of £9,228 million.

Operating profit

Total operating profit was £2,598 million in 2016 compared with £10,322 million in 2015 which benefited from the net disposal gains recorded following the disposal of the Oncology business as part of the Novartis transaction.

Operating profit benefited from improved operating leverage driven by sales growth and a more favourable mix across all three businesses, together with lower levels of restructuring costs compared with 2015. However, there were further accounting charges related to remeasurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with remeasurement of the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities first recognised in Q1 2016 for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare.

Contingent consideration cash payments are made to Shionogi and other companies, which reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2016 amounted to £431 million (2015 – £459 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £417 million (2015 – £159 million). In 2015 a milestone payment of £300 million was made to Novartis in relation to the Vaccines acquisition.

Net finance costs

Finance income	2016 £m	2015 £m
Interest and other income	70	99
Fair value movements	2	5
	72	104

Finance expense

Interest expense	(701)	(719)

Unwinding of discounts on liabilities	(16)	(16)

Remeasurements and fair value movements	(4)	(8)

Other finance expense	(15)	(14)
	(736)	(757)

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £5 million (2015 – £14 million).

Profit before taxation

Taking account of net finance costs and the share of profit of associates, profit before taxation was £1,939 million compared with £10,526 million in 2015.

Taxation

	2016 £m	2015 £m
UK current year charge	241	156

Rest of world current year charge	1,326	2,924

Charge in respect of prior periods	(149)	(508)
Total current taxation	1,418	2,572

Total deferred taxation	(541)	(418)
Taxation on total profits	877	2,154

A tax charge of £877 million on total profit represented an effective tax rate of 45.2% (2015 – 20.5%) and reflected the non-deductibility of certain items included within the transaction-related adjustments, particularly the remeasurements of the put options related to ViiV Healthcare and the Consumer Healthcare Joint Venture.

Non-controlling interests

The allocation of earnings to non-controlling interests amounted to £150 million (2015 – (£50) million), including the non-controlling interest allocations of Consumer Healthcare profits of £203 million (2015 – £14 million) and the allocation of ViiV Healthcare losses of £83 million (2015 – £143 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the year. The allocation also reflected the impact on the contribution of some of the Group’s other entities with non-controlling interests primarily as a result of net losses in those entities arising from exchange.

Earnings per share

The total earnings per share was 18.8p, compared with 174.3p in 2015. The decrease primarily reflected the benefit in 2015 from the disposal of the Oncology business to Novartis that closed in March 2015, together with the impact in 2016 of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, partly offset by improved performance and reduced restructuring costs.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared in 2015.

Items adjusted from total results to present core results

Total results are adjusted for a number of items in order to present core results, as explained above. The items are discussed below.

Intangible asset amortisation and impairment

Intangible asset amortisation was £588 million, compared with £563 million in 2015. Intangible asset impairments of £20 million (2015 – £206 million) included impairments of R&D and commercial assets. Both of these charges were non-cash items.

Major restructuring and integration

Major restructuring and integration charges of £970 million have been incurred (2015 – £1,891 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages. Cash payments made were £1,077 million (2015 – £1,131 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £3.7 billion, with cash charges of £2.9 billion and cash payments to date of £2.7 billion. The anticipated total cash charges of the combined programme were expected to be up to £3.65 billion and the non-cash charges up to £1.35 billion. The programme delivered incremental cost savings of £1.4 billion in 2016, including a currency benefit of £0.2 billion, and has now delivered approximately £3.0 billion of annual savings (including the currency benefit). The programme remains on track to deliver the originally targeted total annual savings during 2017. An estimated £300 million of additional cash charges are expected in 2017 along with some residual non-cash charges.

Legal charges

Legal charges of £162 million (2015 – £221 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Cash payments were £233 million compared with £420 million in 2015.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £3,919 million (2015 – £2,238 million). This primarily reflected accounting charges for the remeasurement of the liability and the unwinding of the discounting effects on the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis, the remeasurement and the unwinding of the discounting effects on the contingent consideration relating to the acquisition of the former Shionogi-ViiV Healthcare Joint Venture and the value attributable to the put options and preferential dividends payable to Pfizer and Shionogi.

Charge/(credit)	2016 £m	2015 £m
Consumer Healthcare Joint Venture put option	1,133	83
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	2,162	1,874
ViiV Healthcare put options and Pfizer preferential dividends	577	–
Other adjustments	47	281
Total transaction-related charges	3,919	2,238

The aggregate impact of unwinding the discount on these future and potential liabilities was £905 million (2015 – £757 million), including £464 million on the Consumer Healthcare Joint Venture put option, £334 million on contingent consideration on the former Shionogi-ViiV Healthcare Joint Venture, and £58 million on the ViiV Healthcare put options and preference dividends. The remaining charge of £3,014 million was driven primarily by changes in exchange rate assumptions as well as updates to trading forecasts.

During 2016, GSK and Shionogi made several amendments to the Shareholders’ Agreement for ViiV Healthcare regarding the Shionogi put option and the GSK call option. The estimated liability for Shionogi’s put option was initially recognised on GSK’s balance sheet at the end of Q1 2016 and de-recognised in December 2016, directly to equity, when it stood at £1,244 million.

Divestments and other items

Divestments and other items included equity investment disposals, including the disposal of the remaining Aspen Pharmacare investment, dividends and impairments, milestone income on ofatumumab, a number of other asset disposals, and certain other adjusting items. Divestments and other items in 2015 included the profit on the disposal of the Oncology business to Novartis.

Core results

We use core results, which is a non-IFRS measure, among other metrics including total results and cash flow generation, to manage the performance of the Group. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. The definition of core results is set out above and reconciliations of total results to core results are presented on pages 14 to 16.

Cost of sales

		2016		2015
	£m	% of turnover	£m	% of turnover	Growth £%	Growth CER%
Cost of sales	(8,351)	(29.9)	(7,520)	(31.4)	11	5

Cost of sales as a percentage of turnover was 29.9%, down 1.5 percentage points in Sterling terms and 0.3 percentage points in CER terms compared with 2015. This reflected improved product mix, particularly the impact of higher HIV sales in Pharmaceuticals, but also in Vaccines and Consumer Healthcare, as well as an increased contribution from integration and restructuring savings in all three businesses, partly offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, as well as continued investments in the supply chain.

Selling, general and administration

		2016		2015
	£m	% of turnover	£m	% of turnover	Growth £%	Growth CER%
Selling, general and administration	(8,697)	(31.2)	(7,907)	(33.1)	10	2

SG&A costs were 31.2% of turnover, 1.9 percentage points lower in Sterling terms than in 2015 and 1.2 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs as well as the benefits from the Pharmaceuticals restructuring programme and integration benefits in Vaccines and Consumer Healthcare, partly offset by investment in promotional product support, particularly for new launches in Respiratory, HIV, Vaccines and Consumer Healthcare.

Research and development

		2016		2015
	£m	% of turnover	£m	% of turnover	Growth £%	Growth CER%
Research and development	(3,468)	(12.4)	(3,096)	(12.9)	12	3

R&D expenditure was £3,468 million (12.4% of turnover), 12% AER higher than in 2015 and 3% higher on a CER basis, reflecting increased investment, particularly in Total Pharmaceuticals. The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

	2016	2015
	£m	£m	Growth £%	Growth CER%
Discovery	848	744	14	6
Development	1,275	1,136	12	4
Facilities and central support functions	505	433	17	9
Total Pharmaceuticals	2,628	2,313	14	5
Vaccines R&D	597	525	14	2
Consumer Healthcare R&D	243	258	(6)	(12)
Research and development	3,468	3,096	12	3

The most significant factor driving Total Pharmaceuticals R&D growth was progression of the ViiV Healthcare HIV portfolio, including programmes acquired from BMS earlier in the year. The increase in Discovery was also driven by progression of the early stage Oncology portfolio and early investment in Bioelectronics. Development growth was primarily due to the start of new Phase III programmes, including HIV, respiratory and anaemia, partly offset by the benefit from R&D cost reduction programmes. The increase in facilities and central support functions costs partly reflected investment in new data warehousing and analytics to transform the way data is harnessed across R&D together with a re-allocation of central support costs.

Royalty income

Royalty income was £398 million (2015 – £329 million) primarily reflecting increased royalty income from Gardasil sales as well as the benefit of a catch-up adjustment to prior-year estimates.

Core operating profit

Core operating profit was £7,771 million, up 36% at actual rates and 14% higher in CER terms than in 2015 on a turnover increase of 17% AER 6% CER. The core operating margin of 27.9% was 3.9 percentage points higher in Sterling terms than in 2015 and 1.9 percentage points higher on a CER basis.

This reflected improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Contingent consideration cash payments are made to Shionogi and other companies, which reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2016 amounted to £431 million (2015 – £459 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £417 million (2015 – £159 million). In 2015 a milestone payment of £300 million was made to Novartis.

Core operating profit by business

		2016		2015 (restated)
	£m	Margin %	£m	Margin %	Growth £%	Growth CER%
Pharmaceuticals	7,979	49.5	6,466	45.7	23	6
Pharmaceuticals R&D	(2,488)		(2,168)		15	6
Pharmaceuticals	5,491	34.1	4,298	30.4	28	6
Vaccines	1,454	31.7	964	26.4	51	38
Consumer Healthcare	1,116	15.5	684	11.3	63	42
	8,061	28.9	5,946	24.9	36	16
Corporate & other unallocated costs	(290)		(217)		34	58
Core operating profit	7,771	27.9	5,729	23.9	36	14

Pharmaceuticals

Pharmaceuticals operating profit was £5,491 million, 28% AER higher and 6% higher in CER terms than in 2015 on a turnover increase of 14% AER 3% CER. The operating margin of 34.1% was 3.7 percentage points higher in Sterling terms than in 2015 and 1.1 percentage points higher on a CER basis. This reflected a more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit from the Pharmaceuticals restructuring programme, partly offset by increased investment in new product support, increased investment in R&D in a number of new programmes, the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines

Vaccines operating profit was £1,454 million, 51% AER higher and 38% higher than in 2015 in CER terms on a turnover increase of 26% AER 14% CER. The operating profit margin of 31.7% was 5.3 percentage points higher in Sterling terms than in 2015 and 5.6 percentage points higher on a CER basis. This reflected improved product mix and enhanced operating leverage from strong sales growth, together with restructuring and integration benefits in cost of sales, SG&A and R&D, and higher royalty income. These were partly offset by SG&A investments to support business growth, a number of inventory adjustments and additional supply chain investments.

Consumer Healthcare

Consumer Healthcare operating profit was £1,116 million, 63% AER higher and 42% higher than in 2015 in CER terms on a turnover increase of 19% AER 9% CER. The operating margin of 15.5% was 4.2 percentage points higher in Sterling terms than in 2015 and 3.4 percentage points higher on a CER basis. This reflected improvements in gross margin, reflecting mix benefits from the power brand strategy and better pricing, as well as a strong contribution from integration synergies benefiting both SG&A and R&D as a percentage of sales.

Net finance costs

Finance income	2016 £m	2015 £m
Interest and other income	70	99
Fair value movements	2	5
	72	104
Finance expense
Interest expense	(701)	(719)
Unwinding of discounts on liabilities	(4)	1
Remeasurements and fair value movements	(4)	(8)
Other finance expense	(15)	(14)
	(724)	(740)

Net core finance expense was £652 million compared with £636 million in 2015, reflecting the translation effect of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Share of after tax profits/(losses) and joint ventures

The share of profits of associates and joint ventures was £5 million (2015 – £2 million loss).

Core profit before taxation

		2016		2015
	£m	% of turnover	£m	% of turnover	Growth £%	Growth CER%
Core profit before tax	7,124	25.5	5,091	21.3	40	16

Taxation

Tax on core profit amounted to £1,509 million and represented an effective core tax rate of 21.2% (2015 – 19.5%). The increase in the effective rate primarily reflected the Group’s changing earnings mix. See ‘Taxation’ on page 178 for further details.

Non-controlling interests

The allocation of earnings to non-controlling interests amounted to £637 million (2015 – £440 million), including the non-controlling interest allocations of Consumer Healthcare profits of £288 million (2015 – £137 million) and the allocation of ViiV Healthcare profits, which increased to £324 million (2015 – £224 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the year. The allocation also reflected the impact on the contribution of some of the Group’s other entities with non-controlling interests primarily as a result of net losses in those entities arising from exchange.

Core earnings per share

Core EPS of 102.4p was up 35% at actual rates and 12% in CER terms compared with a 36% AER 14% CER increase in operating profit, primarily reflecting the increased tax rate compared with 2015 and the greater contribution to growth from businesses in which there are significant non-controlling interests.

Financial review 2015

Presentation of Group results

Our Group financial review discusses the operating and financial performance of the Group, cash flows and our financial position and resources. We compare the results for each year primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report core results, which is a non-IFRS measure.

Core results

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses, and other operating income other than royalty income, together with the tax effects of all of these items.

These items are excluded from core results either because their impact can be significant or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies. This definition of core results aligns the Group’s results better with the majority of our peer companies and how they report earnings.

Core results reporting is utilised as one of the bases for internal performance reporting alongside total results, cash flow generation and a number of other metrics. Core results are presented and discussed in this Group financial review as we believe that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. For the same reasons, the results of our four segments: Pharmaceuticals, Pharmaceuticals R&D, Vaccines and Consumer Healthcare are reported and measured on the same basis.

Reconciliations between total and core results, including detailed breakdowns of the key non-core items, are set out on pages 14 to 16, and are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

We also use a number of other adjusted, non-IFRS, measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

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

Group turnover

	2015 £m	2014 £m	Growth £%	Growth CER%
Pharmaceuticals	14,157	15,438	(8)	(7)
Vaccines	3,656	3,159	16	19
Consumer Healthcare	6,038	4,322	40	44
Segment turnover	23,851	22,919	4	6
Corporate and other unallocated turnover	72	87	(17)	(9)
Group turnover	23,923	23,006	4	6

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Group turnover for 2015 increased 4% AER 6% CER to £23,923 million, with Pharmaceuticals down 8% AER 7% CER, Vaccines up 16% AER 19% CER and Consumer Healthcare up 40% AER 44% CER, reflecting the impact of the Novartis transaction. Sales of New Pharmaceutical and Vaccine products were £1,988 million in the year.

The Corporate and unallocated turnover of £72 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets. We were required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction. The disposals were completed in August and September 2015.

Group turnover by geographic region

	2015 £m	2014 £m	Growth £%	Growth CER%
US	8,222	7,409	11	3
Europe	6,450	6,292	3	11
International	9,251	9,305	(1)	5
	23,923	23,006	4	6

Group turnover outside of the US and Europe represented 39% of total Group turnover in 2015 (2014: 40%).

Pharmaceuticals

	2015 £m	2014 £m	Growth £%	Growth CER%
Respiratory	5,741	6,168	(7)	(7)
Cardiovascular, metabolic and urology	858	965	(11)	(9)
Immuno-inflammation	263	214	23	16
Other pharmaceuticals	2,445	3,582	(32)	(29)
Established Products	2,528	3,011	(16)	(15)
HIV	2,322	1,498	55	54
	14,157	15,438	(8)	(7)

Pharmaceuticals turnover was £14,157 million, down 8% AER 7% CER, primarily reflecting the disposal of the Oncology business. There was also a 7% decline (AER and CER) in Respiratory sales and a 16% AER 15% CER decline in sales of Established Products. Sales of New Pharmaceutical products were £1,713 million, an increase of £1,284 million.

In the US, Pharmaceuticals reported turnover of £5,534 million, a decline of 1% AER 8% CER in the year, primarily reflecting the Oncology disposal. In addition, the decline reflected a 3% AER 10% CER fall in Respiratory sales and a 25% AER 30% CER fall in Established Products sales. Within Respiratory, Advair sales were down 6% AER13% CER to £1,865 million (4% volume decline and a 9% negative impact of price and mix) and Flovent sales down 13% AER 19% CER to £379 million. These declines were partly offset by sales of the new Respiratory products, Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta, with combined sales of £177 million in the year.

The primary driver of the decline in Established Products was Lovaza, which was down 61% AER 64% CER to £93 million following the launch of generic competition in April 2014. Avodart declined 36% AER 41% CER to £166 million reflecting the launch of generic competition in October 2015. Relenza sales more than doubled to £69 million, partly reflecting US CDC orders, while Benlysta continued its strong growth with sales of £209 million, up 34% AER 24% CER.

In Europe, Pharmaceuticals turnover declined 15% AER 8% CER to £3,556 million, primarily reflecting the impact of the Oncology disposal. In addition, Respiratory sales declined 15% AER 9% CER to £1,415 million with a 24% AER 18% CER decline in Seretide due to increased generic competition and the ongoing transition to the new Ellipta products, which reported total sales of £99 million in the year. Established Products sales were down 18% AER 11% CER to £493 million, reflecting increased generic competition and some capacity constraints to supply of a number of products.

International Pharmaceuticals sales of £5,067 million were down 10% AER 6% CER. Sales in Emerging Markets of £2,963 million declined 12% AER 9% CER. Within Emerging Markets, China was down 12% AER 18% CER, with Respiratory up 8% AER but flat CER and Established Products down 16% AER 21% CER, primarily reflecting significantly increased pricing pressures and the ongoing reshaping of the business, including a number of product disposals. In Japan, Pharmaceutical sales were down 10% AER 5% CER to £1,213 million, primarily reflecting the Oncology disposal. Respiratory sales were flat at AER up 5% CER, primarily driven by Relvar Ellipta, partly offset by lower sales of Relenza, reflecting a weaker and earlier flu season than in 2014, and continued competitive pressures to a number of Established Products.

Respiratory

Respiratory sales in the year declined 7% (AER and CER) to £5,741 million. Seretide/Advair sales were down 13% (AER and CER) to £3,681 million, Flixotide/Flovent sales decreased 11% AER 12% CER to £623 million and Ventolin sales fell 9% AER 7% CER to £620 million. The combined total of all Ellipta product sales was £353 million.

In the US, Respiratory sales declined 3% AER 10% CER to £2,750 million in the year (4% volume growth and a 14% negative impact of price and mix). Sales of Advair were £1,865 million, down 6% AER 13% CER (4% volume decline and a 9% negative impact of price and mix, including the benefit of positive adjustments to payer rebates provisions in the fourth quarter). Flovent sales were down 13% AER19% CER to £379 million and Ventolin sales fell 8% AER 15% CER to £304 million primarily as a result of net negative movements in payer rebates provisions. The new Ellipta products recorded sales of £177 million in the year.

European Respiratory sales were down 15% AER 9% CER to £1,415 million, with Seretide sales down 24% AER 18% CER to £1,014 million (11% volume decline and a 7% negative impact of price and mix), reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products. Relvar Ellipta recorded sales of £80 million in the year, while Anoro Ellipta recorded sales of £16 million.

Respiratory sales in the International region were down 5% AER but flat CER at £1,576 million with Emerging Markets down 7% AER 1% CER and Japan flat AER but up 5% CER. In Japan, sales of Relvar Ellipta of £56 million, together with strong Avamys and Xyzal sales growth, more than offset an 18% AER 13% CER decline in Adoair sales.

Cardiovascular, metabolic and urology

Sales in the category declined 11% AER 9% CER to £858 million in the year. The Avodart franchise fell 18% AER 15% CER to £657 million, reflecting the patent expiry in the US in October 2015. Sales of Prolia were up 2% AER 12% CER to £43 million. In December 2015, Amgen re-acquired the rights to Prolia from GSK.

Immuno-inflammation

Immuno-inflammation sales grew 23% AER 16% CER to £263 million. Benlysta sales in the year were £230 million, up 33% AER 25% CER. In the US, Benlysta sales were £209 million, up 47% AER 24% CER.

Other pharmaceuticals

Sales in other therapy areas fell to £2,445 million in the year. Augmentin sales were down 8% AER 2% CER at £528 million and Dermatology sales declined 12% AER 9% CER to £412 million, in part adversely affected by supply constraints. Relenza sales were up 27% AER 22% CER to £109 million driven by US CDC orders.

Sales of products for Rare diseases declined 11% AER 6% CER to £371 million, primarily as a result of generic competition to Mepron in the US.

Sales of oncology products were £255 million in the year (2014 – £1,202 million) following the disposal of the Oncology business to Novartis on 2 March 2015.

Established Products

Established Products turnover fell 16% AER15% CER to £2,528 million in the year. Sales in the US were down 25% AER 30% CER to £647 million, primarily reflecting a 61% AER 64% CER fall in sales of Lovaza to £93 million.

Europe was down 18% AER 11% CER to £493 million, reflecting increased generic competition to a number of products and some supply constraints. Seroxat sales fell 19% AER 12% CER to £35 million.

International was down 10% AER 8% CER to £1,388 million, primarily reflecting lower sales of Seroxat/Paxil, down 14% AER 10% CER to £143 million, due to generic competition in Japan, and of Zeffix, down 19% AER 23% CER to £125 million. This was partly offset by increased Valtrex sales, up 21% AER 30% CER to £121 million, following the regaining of exclusivity in Canada from late 2014 until October 2015. Sales in China fell 16% AER 21% to £249 million, primarily reflecting significantly increased pricing pressures, together with supply constraints on Zeffix.

HIV

Worldwide HIV sales increased 55% AER 54% CER to £2,322 million. The growth in all three regions was driven primarily by the strong performances of both Triumeq and Tivicay, with sales of £730 million and £588 million respectively in the year.

Epzicom/Kivexa sales declined 9% AER 7% CER to £698 million and Selzentry declined 9% AER 8% CER to £124 million. Combivir and Lexiva sales fell 42% (AER and CER) and 25% (AER and CER), respectively.

Vaccines

	2015 £m	2014 £m	Growth £%	Growth CER%
Bexsero	115	–	–	–
Infanrix, Pediarix	733	828	(11)	(9)
Boostrix	358	317	13	12
Fluarix, FluLaval	268	215	25	21
Hepatitis	540	558	(3)	(4)
Menveo	160	–	–	–
Rotarix	417	376	11	14
Synflorix	381	398	(4)	5
Other	684	467	46	57
	3,656	3,159	16	19

Vaccines sales grew 16% AER 19% CER to £3,656 million with the US up 34% AER 24% CER, Europe up 14% AER 23% CER and International up 4% AER 12% CER. The business benefited from sales of the newly acquired products, primarily the Meningitis portfolio, in Europe and the US. Growth also reflected strong Rotarix, Fluarix/FluLaval, and Boostrix sales in the US. The growth was partly offset by a decline in Infanrix/Pediarix sales due to the return of a competitor to the market in the US, increased competitor activity in Europe and supply constraints in International. Hepatitis A vaccines sales declined due to supply constraints and International was impacted by higher trade inventory of newly acquired vaccines. Cervarix sales declined following the introduction of a new competitor vaccine.

In the US, sales grew 34% AER 24% CER to £1,258 million, primarily reflecting the benefit from the newly acquired products. There were strong performances from Fluarix/FluLaval, as a result of the conversion to the Quadrivalent formulation, Rotarix, benefiting from CDC stockpile replenishments, Boostrix, due to market share gains, and the Meningitis portfolio driven primarily by the launch of Bexsero. This growth was partly offset by an Infanrix/Pediarix sales decline of 10% AER 17% CER, primarily as a result of the return to the market of a competitor vaccine during 2014 combined with lower CDC stockpile purchases than in 2014.

In Europe, sales grew 14% AER 23% CER to £1,097 million. The growth primarily reflected the benefit of the newly acquired Meningitis portfolio with Bexsero performing strongly in several private markets including Italy, Spain, Germany and Portugal as well as in the UK following its inclusion in the NHS immunisation programme. Menveo also delivered a strong sales performance as a result of tender awards in the UK and Italy. Growth was partly offset by sales declines in Infanrix/Pediarix due to supply constraints and increased competitor activity, Hepatitis A vaccines due to supply constraints, and Cervarix following the introduction of a new competitor vaccine. Germany grew strongly with the MMRV portfolio, Boostrix and Infanrix/Pediarix, all up due to better supply and competitor supply shortages.

In International, sales grew by 4% AER12% CER to £1,301 million. The benefit from the newly acquired products was partly offset by declines in the existing products, including lower tender volumes in Latin America, particularly for Synflorix, partly offset by increased market access and demand for Synflorix in Africa and Bangladesh. Cervarix sales decreased in Mexico and South Africa due to lower demand. Infanrix/Pediarix and Hepatitis A vaccines sales were down, reflecting supply constraints. The sales performance of the newly acquired vaccines was adversely impacted by the phasing of shipments and higher trade inventory levels inherited as part of the acquisition.

Consumer Healthcare

	2015 £m	2014 £m	Growth £%	Growth CER%
Wellness	2,970	1,565	90	95
Oral health	1,875	1,806	4	8
Nutrition	684	633	8	7
Skin health	509	318	60	67
	6,038	4,322	40	44

	2015 £m	2014 (restated) £m	Growth £%	Growth CER%
US	1,430	851	68	56
Europe	1,798	1,148	57	70
International	2,810	2,323	21	27
	6,038	4,322	40	44

The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 40% AER 44% CER to £6,038 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture. There was strong growth in the US following the launch of OTC Flonase, buoyant sales in India driven by Horlicks as well as global specialist Oral health growth, partly due to a recovery from supply disruptions in 2014. Other key 2015 launches included Sensodyne Repair and Protect Whitening in the US and Germany, Voltaren 12 hour and the roll-out of Sensodyne mouthwash.

US sales grew 68% AER 56% CER to £1,430 million, primarily reflecting the benefit of the newly acquired products. In addition, Flonase was a principal growth driver. Oral health sales continued to be driven by Sensodyne, up 11% AER 13% CER, with the launch of Sensodyne Repair and Protect Whitening, supply recovery and distribution gains for

Sensodyne Pronamel. A strong performance from Excedrin reflected the launch of the gel tablet format combined with momentum in the tension headache variant. Theraflu also performed well following its re-launch, benefiting from the new warming syrups format and price increases. Nicorette lozenges, Nicorette Mini lozenges and alli returned to the market but Tums was impacted by supply constraints and increased competitive pressure during the year.

Sales in Europe grew 57% AER 70% CER to £1,798 million, primarily reflecting the benefit of the newly acquired products. Growth in the existing portfolio reflected strong performances in Oral health from both Sensodyne and Gum health products following an improved supply position compared with 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region. In Wellness, pain relief recorded a strong performance, driven by Voltaren which also benefited from new marketing campaigns. The brand recorded its highest market shares in many of the major European markets, including Germany, Italy, Poland and France.

International sales of £2,810 million grew 21% AER 27% CER, primarily reflecting the benefit of the newly acquired products. Oral health sales grew strongly across the region with double-digit growth on Sensodyne and Denture care products. In Wellness, sales growth was held back by the impact of the excess channel inventories in parts of the acquired consumer businesses, most notably China, Russia and Middle East, together with generic competition which impacted Panadol Osteo in Australia, and economic and political uncertainties in Venezuela. India led the growth amongst the priority markets, reporting double-digit performances from Eno, Sensodyne and Horlicks, driven by distribution gains and new marketing campaigns and the re-launch of the improved chocolate flavoured Horlicks. Sales growth in Brazil was held back as the business transitioned to new product formulations in the sun care business.

Total results

The total results of the Group are set out below.

		2015		2014		Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	23,923	100	23,006	100	4	6
Cost of sales	(8,853)	(37.0)	(7,323)	(31.8)	21	24
Selling, general and administration	(9,232)	(38.6)	(8,246)	(35.8)	12	13
Research and development	(3,560)	(14.9)	(3,450)	(15.0)	3	2
Royalty income	329	1.4	310	1.3	6	8
Other operating income	7,715	32.2	(700)	(3.1)	>100	>100
Operating profit	10,322	43.1	3,597	15.6	>100	>100
Net finance costs	(653)		(659)
Profit on disposal of interest in associates	843		–
Share of after tax profits of associates and joint ventures	14		30
Profit before taxation	10,526		2,968		>100	>100
Taxation	(2,154)		(137)
Total profit after taxation for the year	8,372		2,831		>100	>100
Total profit attributable to shareholders	8,422		2,756
Earnings per share (p)	174.3		57.3		>100	>100
Earnings per ADS (US$)	5.33		1.89

Cost of sales

Cost of sales as a percentage of turnover was 37.0%, 5.2 percentage points AER higher than in 2014 and 5.4 percentage points higher on a CER basis. The increase reflected the disposal of our higher margin Oncology business and the acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis. In addition, there were adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain, together with increased intangible asset amortisation and impairment charges and higher integration and restructuring costs. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of the Group’s ongoing cost reduction programmes.

Selling, general and administration

SG&A costs as a percentage of sales were 38.6%, 2.8 percentage points AER higher than in 2014 and 2.3 percentage points higher on a CER basis. This increase primarily reflected the impacts of the Novartis transaction in 2015 and the

£219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure, together with higher integration and restructuring costs and increased promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV. This was partly offset by the benefits of the Pharmaceuticals cost reduction programme, synergies in Vaccines and Consumer Healthcare and lower legal charges.

Research and development

R&D expenditure increased 3% AER 2% CER to £3,560 million (14.9% of turnover) compared with £3,450 million (15.0% of turnover) in 2014. The benefits of the cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D were more than offset by higher integration and restructuring costs.

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

Core results

We use core results, among other metrics including Total results and cash flow generation, to manage the performance of the Group. The definition of core results is set out above and reconciliations of total results to core results are presented on pages 14 to 16.

Cost of sales

		2015		2014	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Cost of sales	(7,520)	(31.4)	(6,535)	(28.4)	15	18

Cost of sales as a percentage of turnover was 31.4%, 3.0 percentage points AER higher than in 2014, primarily reflecting the impact of the Novartis transaction. In addition, this reflected adverse price movements, particularly in US Pharmaceuticals, and increased investments in Vaccines to improve the reliability and capacity of the supply chain. This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of our ongoing cost reduction programmes.

Selling, general and administration

		2015		2014	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Selling, general and administration	(7,907)	(33.1)	(7,074)	(30.7)	12	12

SG&A costs as a percentage of sales were 33.1%, 2.4 percentage points higher on an AER basis than in 2014 and 2.0 percentage points higher on a CER basis, primarily reflecting the impact of the Novartis transaction. In addition, the increase reflected the impact of the £219 million credit in SG&A in 2014 from a release of reserves following simplification of our entity structure. Declines in SG&A costs in Global Pharmaceuticals, including the benefits of the Pharmaceuticals cost reduction programme, and synergies in Vaccines and Consumer Healthcare, were largely offset by promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV.

Research and development

		2015		2014	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Research and development	(3,096)	(12.9)	(3,113)	(13.5)	(1)	(2)

R&D expenditure declined 1% AER 2% CER to £3,096 million (12.9% of turnover) compared with £3,113 million (13.5% of turnover) in 2014, reflecting the benefit of cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D.

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

Royalty income

Royalty income was £329 million (2014 – £310 million).

Core operating profit by business

		2015		2014		Growth
	£m	Margin%	£m	Margin%	£%	CER%
Pharmaceuticals	6,466	45.7	7,405	48.0	(13)	(12)

Pharmaceuticals R&D	(2,168)		(2,326)		(7)	(10)
Pharmaceuticals	4,298	30.4	5,079	32.9	(15)	(12)
Vaccines	964	26.4	997	31.6	(3)	(10)
Consumer Healthcare	684	11.3	496	11.5	38	65
	5,946	24.9	6,572	28.7	(10)	(6)
Corporate & other unallocated costs	(217)		22		>100	>100
Core operating profit	5,729	23.9	6,594	28.7	(13)	(9)

Core operating profit was £5,729 million, 13 % AER 9% CER lower than in 2014 on a turnover increase of 4% AER 6% CER. The core operating margin of 23.9% was 4.8 percentage points AER lower than in 2014. Excluding the adverse impact of currency movements, particularly from the Euro and Emerging Markets currencies, the core operating margin was 4.1 percentage points lower on a CER basis. This decline primarily reflected the impact of the Novartis transaction, resulting from the disposal of the higher margin Oncology business and the acquisition of the lower margin and different cost structures of the Vaccines and Consumer Healthcare businesses from Novartis.

This decline also reflected a £219 million credit in SG&A in 2014 from a release of reserves following simplification of the Group’s entity structure and its trading arrangements. The remaining margin decline reflected the balance between the continued impact of the decline in sales of Seretide/Advair, including contracting and other price reductions, lower sales of Established Products, as well as the investments required behind multiple new launches in Pharmaceuticals, Vaccines and Consumer Healthcare, as we transition our product portfolio, offset by the savings released by our restructuring and integration programmes and the benefits of an improved product mix, particularly from the growth in HIV sales.

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

Core profit before taxation

		2015		2014	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Core profit before tax	5,091	21.3	5,978	26.0	(15)	(10)

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

Core earnings per share

Core EPS of 75.7p declined 21% AER 15% CER compared with a 13% AER 9% CER decline in operating profit, primarily reflecting the greater contributions to growth from businesses in which there are significant non-controlling interests.

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

The total cost of our property, plant and equipment at 31 December 2015 was £20,750 million, with a net book value of £9,668 million. Of this, land and buildings represented £4,117 million, plant and equipment £2,987 million and assets in construction £2,564 million. In 2015, we invested £2,134 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2015, we had contractual commitments for future capital expenditure of £659 million and operating lease commitments of £789 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities.

Goodwill

Goodwill increased during the year to £5,162 million at 31 December 2015, from £3,724 million. The increase reflected the goodwill arising from the acquired Novartis Vaccines business and the creation of the Consumer Healthcare Joint Venture.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2015 was £16,672 million (2014 – £8,320 million). The increase in 2015 reflected the impact of acquiring the Vaccines business (£2,680 million), and the creation of the Consumer Healthcare Joint Venture (£6,003 million), capitalised development costs of £217 million, partly offset by the amortisation and impairment of existing intangibles of £738 million and £217 million, respectively.

Investments in associates and joint ventures

We held investments in associates and joint ventures, with a carrying value at 31 December 2015 of £207 million (2014 – £340 million). The market value at 31 December 2015 was £267 million (2014 – £1,388 million). The largest of these investments was in Theravance Inc. (now Innoviva Inc.) which had a book value at 31 December 2015 of £112 million. The market value at 31 December 2015 was £229 million. Until 1 September 2015, Theravance Inc. was accounted for as an equity investment as it was considered that the Group could not exert significant influence over the company until that point.

Other investments

We held other investments with a carrying value at 31 December 2015 of £1,255 million (2014 – £1,114 million). The most significant of these investments was in Aspen Pharmacare Holdings Limited which had a book value at 31 December 2015 of £383 million. Previously, the investment in Aspen was treated as an associate but in March 2015 we sold half of our holding in Aspen and as a result were no longer able to exert significant influence over the company; the investment has been reported within Other investments since that date. The other investments include equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had current derivative financial instruments held at fair value of £125 million (2014 – £146 million). The majority of this amount related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £4,716 million increased from £4,231 million in 2014. The increase primarily re?ected the impact of the Novartis acquisition, partly offset by exchange movements.

Trade and other receivables

Trade and other receivables of £5,615 million increased from 2014 impacted by the Novartis acquisition, partly offset by exchange movements.

Derivative financial instruments: liabilities

We held current derivative financial instruments at fair value of £153 million (2014 – £404 million, current: £9 million, non-current). This primarily related to foreign exchange contracts both designated and non-designated (inter-company loans and trade receivables) as accounting hedges.

Trade and other payables

Trade and other payables amounting to £9,191 million increased from £7,958 million in 2014, re?ecting the effect of the Novartis acquisition and an increase in accruals for customer returns and rebates.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £3,286 million at 31 December 2015 (2014 – £2,035 million) of which £352 million (2014 – £520 million) related to legal and other disputes and £816 million (2014 – £527 million) related to the Major Restructuring provision. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,584 million (2014 – £1,689 million) on pension arrangements and £1,387 million (2014 – £1,397 million) on unfunded post-employment liabilities. The decreases in the deficits were predominantly driven by higher discount rates that we used to discount the value of the liabilities, partly offset by an increase in the UK inflation rate together with net obligations acquired as a result of the Novartis transaction.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £755 million at 31 December 2015.

Other non-current liabilities

Other non-current liabilities of £10,656 million at 31 December 2015 (2014 – £2,401 million) included £3,549 million (2014 – £1,619 million) of contingent consideration payable, of which £3,110 million (2014 – £1,579 million) was in respect of the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture, and £398 million was payable to Novartis in relation to the Vaccines acquisition during 2015. In addition, £6,287 million related to the present value of the estimated amount payable by us in the event of full exercise of Novartis’ right to require us to acquire its 36.5% shareholding in the Consumer Healthcare Joint Venture.

Net debt

	2015 £m	2014 £m
Cash, cash equivalents and liquid investments	5,905	4,407
Borrowings – repayable within one year	(1,308)	(2,943)
Borrowings – repayable after one year	(15,324)	(15,841)
Net debt	(10,727)	(14,377)

At 31 December 2015, net debt was £10.7 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £16.6 billion and cash and liquid investments of £5.9 billion. The decrease in net debt primarily reflected the impact of the Novartis transaction in which we sold our Oncology business for net cash proceeds of £10.0 billion and paid £3.4 billion, net of cash acquired, to purchase the Novartis Vaccines business.

The first tax payments on the Novartis transaction amounting to £1,071 million have been made. In addition, we sold part of our shareholding in Aspen for cash proceeds of £564 million and paid dividends to shareholders of £3,874 million. Net debt also reflected an exchange loss on the translation of cash held by the Group’s Venezuelan subsidiaries.

Because of the continuing political and economic uncertainties in Venezuela, at 31 December 2015, we changed the exchange rate used to translate our subsidiaries in Venezuela. Up to that point, we applied one of the official rates available of VEF 6.3/US$1. At 31 December 2015, this was changed to VEF 199.6/US$1 (VEF 293.4/£1). This change had no significant impact on the Group income statement, but gave rise to an exchange loss on translation of the cash held by the Venezuelan subsidiaries of £94 million.

At 31 December 2015, our cash and liquid investments were held as follows:

	2015 £m	2014 £m
Bank balances and deposits	3,767	3,529
US Treasury and Treasury repo only money market funds	624	811
Liquidity funds	1,439	–
Government securities	75	67
	5,905	4,407

Cash and liquid investments of £4.2 billion were held centrally at 31 December 2015.

Total equity

At 31 December 2015, total equity had increased from £4,936 million at 31 December 2014 to £8,878 million. The increase arose from the impact of both operating profits and business and asset disposal profits, partly offset by the remeasurement of the ViiV Healthcare contingent consideration and the dividends paid in the year.

Cash generation and conversion

The net cash inflow from operating activities for the year was £2,569 million (2014 – £5,176 million). The decrease primarily resulted from the initial impact of the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the impact of acquiring the lower margin Vaccines and Consumer Healthcare businesses as well as lower operating profits, primarily in Pharmaceuticals, and the impact of negative currency movements in the year. In addition, the cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability recognised in operating cash flows increased by £117 million in 2015. The total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in 2015 were £159 million, of which £121 million was recognised in cash flows from operating activities and £38 million was recognised in purchases of businesses within investing cash flows.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,901 million (2014 - £1,751 million) and disposals realised £10,554 million (2014 – £594 million). Cash payments to acquire equity investments of £82 million (2014 – £83 million) were made in the year and sales of equity investments realised £357 million (2014 – £205 million).

5.B	Liquidity and capital resources

The information set forth under the headings:

•	“Cash generation and conversion” on page 71;

•	“Financial position and resources” on pages 72 to 75; and

•	“Treasury policies” on page 77 and 78

of the GSK Annual Report 2016 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Technological and Scientific advances” on page 10;

•	“Deliver” within “Pharmaceuticals” on pages 24 to 26, “Vaccines” on page 32 and “Consumer Healthcare” on page 38;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 247 to 249;

•	“Pharmaceutical products, competition and intellectual property” on pages 250 to 251;

•	“Vaccines products, competition and intellectual property” on page 251; and

•	“Consumer Healthcare products and competition” on page 252

of the GSK Annual Report 2016 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “Financial Review 2016” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 75

of the GSK Annual Report 2016 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 82 to 85; and

•	“Our Corporate Executive Team” on pages 86 to 87

of the GSK Annual Report 2016 is incorporated herein by reference.

6.B	Compensation

The information set forth under the heading:

•	“Remuneration report” on pages 112 to 136. With respect to pro-forma growth rates included on page 119, the Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology business, both from 2 March 2015. For the Vaccines and Consumer Healthcare segments, pro-forma growth rates are calculated comparing reported turnover and core operating profits for the year ended December 2016 with the turnover and operating profit for the year ended December 2015 adjusted to include the two months of sales of the former Novartis Vaccines and Consumer Healthcare products, respectively. For the Pharmaceuticals segment, the turnover and operating profit for the year ended December 2015 is adjusted to exclude the two months of sales of the former GSK Oncology business for January and February 2015; and

•	“Remuneration policy summary and report” on pages 137-146 which includes the key changes from the 2014 remuneration policy and outlines the proposed 2017 remuneration policy of the GSK Annual Report 2016 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 88 to 110;

•	“Governance” on page 124; and

•	“Donations to political organisations and political expenditure” on page 271 of the GSK Annual Report 2016 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Performance and engagement” on page 48;

•	“Note 9 – Employee costs” on pages 174 to 175;

•	“Note 28 – Pensions and other post-employment benefits” on pages 189 to 196; and

•	“Five year record, Number of employees” on page 246.

of the GSK Annual Report 2016 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 42 – Employee share schemes” on pages 223 to 224;

•	“Total remuneration for 2016” on pages 116 to 117;

•	“Value earned from Long Term Incentive awards” on page 121;

•	“Update on performance of ongoing LTI awards” on page 122; and

•	“Directors’ interests in shares” on pages 127 to 133

of the GSK Annual Report 2016 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 110;

•	“Share capital and control” on pages 263 to 264; and

•	“Analysis of shareholdings at 31 December 2016” on page 264

of the GSK Annual Report 2016 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 203

of the GSK Annual Report 2016 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See item 18 below.

In addition, the information set forth under the headings:

•	“Note 46 – Legal proceedings” on pages 226 to 231; and

•	“Dividends” on page 265

of the GSK Annual Report 2016 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading “Note 44 – Post balance sheet events” on page 224 and “Note 46 – Legal proceedings” on pages 226 to 231 of the GSK Annual Report 2016 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 263;

•	“Share price” on page 263; and

•	“Nature of trading market” on page 264

of the GSK Annual Report 2016 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	“Nature of trading market” on page 264

of the GSK Annual Report 2016 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of GlaxoSmithKline plc

The following is a summary of the principal provisions of the company’s Articles of Association (the “Articles”). Shareholders should not rely on this summary, but should instead refer to the current Articles which are filed with the Registrar of Companies in the UK and can be viewed on the company’s website. The Articles contain the fundamental provisions of the company’s constitution, and the rules for the internal management and control of the company. The company has no statement of objects in its Articles and accordingly its objects are unrestricted in accordance with the provisions of the Companies Act 2006.

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

GSK’s shareholders approved the Transaction on December 18, 2014. The Transaction closed on March 2, 2015.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 263 of the GSK Annual Report 2016 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on page 266

of the GSK Annual Report 2016 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 266

of the GSK Annual Report 2016 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on page 77 and 78; and

•	“Note 42 – Financial instruments and related disclosures” on pages 212 to 222 of the GSK Annual Report 2016 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

Direct and indirect payments by the Depositary

GSK receives payments from the Depositary in the form of (i) the reimbursement of expenses in connection with the administration, servicing and maintenance of the ADR programme, (ii) a portion of the fees collected by the Depositary for the issuance and cancellation of American Depositary Shares and (iii) a portion of any cash dividend fees and/or special dividend fees. In 2016, the Depositary made payments to GSK of approximately $7.1 million, of which approximately $6.0 million were related to expenses reimbursed and fees collected in connection with services provided in 2015.

Under certain circumstances, including removal of the Depositary or termination of the ADR programme by GSK, GSK is required to repay certain amounts paid to GSK and to compensate the Depositary for payments made or services provided on behalf of GSK.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

•	“Accountability — Internal control framework” on pages 105 to 106 of the GSK Annual Report 2016 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2016 and Form 20-F. In 2016 the Committee met 18 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to pages 97 and 270 of the GSK Annual Report 2016. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2016 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2016 and Form 20-F contain no material misstatements or omissions;

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2016 and Form 20-F;

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2016 and Form 20-F;

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•	they have disclosed in the GSK Annual Report 2016 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2016 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2016.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2016, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 17, 2017.

Section 404: Management’s annual report on internal control over financial reporting.

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2016 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2016, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report can be found in Item 18 below.

Item 16.	[Reserved]

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership”, within the “Audit & Risk Committee Report”, on page 97; and

•	“Sarbanes-Oxley Act of 2002” on page 270

of the GSK Annual Report 2016 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

•	“Code of Conduct and reporting lines” on page 104

of the GSK Annual Report 2016 is incorporated herein by reference.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16.B(a) that relates to one or more of the items set forth in Item 16.B(b) in 2016.

Item 16.C	Principal Accountant Fees and Services

16C.(a)	Audit Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements”, “Audit of the company’s subsidiaries” and “Attestation under s.404 of Sarbanes-Oxley Act 2002” on page 174 of the GSK Annual Report 2016 is incorporated herein by reference.

16C.(b)	Audit-Related Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Other assurance services” on page 174 of the GSK Annual Report 2016 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C.(c)	Tax Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Taxation compliance” and “Taxation advice” on page 174 of the GSK Annual Report 2016 is incorporated herein by reference.

16C.(d)	All Other Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” on page 174 of the GSK Annual Report 2016 is incorporated herein by reference. All other services provided by the auditor primarily related to advisory services for the year-ended 31 December 2016.

16C.(e)	The information set forth under the heading “Non-audit services” on page 104 of the GSK Annual Report 2016 is incorporated herein by reference.

16C.(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards
Director Independence (303A.01 of NYSE Manual)

1.	Listed companies must have a majority of independent directors (as defined in Rule 10A-3 under the U.S Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

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

The Board considers that Professor Sir Roy Anderson, Vindi Banga, Dr Vivienne Cox, Lynn Elsenhans, Dr Jesse Goodman, Judy Lewent, and Urs Rohner are “independent” for the purpose of the UK Code.

A majority of the Board members are “independent” Non-Executive Directors and, in accordance with the requirements of the UK Code, the Board has appointed one of the “independent” Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Directors where necessary (A.4.1). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

NYSE Independence Tests (303A.02 of the NYSE Manual)

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

The Board is required to determine and state its reasons for the determination of whether each Non-Executive Director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgment. In undertaking this process, the Board is required, amongst other factors, to consider if the director:

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

(For the purposes of these standards “executive officer” is defined to have the meaning specified for the term “officer” in Rule 16a-1(f) under “Exchange Act”).

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are “independent” within the meaning of the UK Code. The Chairman satisfied the independence criteria on appointment in accordance with the UK Code (A.3.1).

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2016, and intends to comply with this requirement at its 2017 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). Evaluation of the Board should consider the balance of skills, experience, independence and knowledge of the Company on the Board, its diversity, including gender, how the board works together as a unit, and other factors relevant to its effectiveness (B.6). GlaxoSmithKline has complied with this requirement. In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made available of whether an external facilitator has any other connection with the Company and the external facilitator should be identified in the annual report (B.6.2). The Company conducted an externally facilitated evaluation in 2014. Internally facilitated evaluations were conducted in 2015 and 2016. The Company will conduct an externally facilitated evaluation in 2017.

The UK Code provides that all Directors should receive an induction on joining the Board and should regularly update and refresh their skills and knowledge (B.4). The Chairman should regularly review and agree with each Director their training and development needs (B.4.2).

	Executive Sessions (303A.03 of the NYSE Manual)	Meetings

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

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

The UK Code provides that the Chairman should promote a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors, in particular, and ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of shareholders’ concerns (E.1).

	Nominating / Corporate Governance Committee (303A.04 of the NYSE Manual)	Nominations Committee

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

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board (B.2.1). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board and leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management (B.2).

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

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees and individual Directors (B.6).

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

	Compensation Committee (303A.05 of the NYSE Manual)	Remuneration Committee

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

(e)    should judge where to position the Company relative to other companies and should be sensitive to pay and employment conditions elsewhere in the group, especially when determining annual salary increases (D.1); and

(f)     should consider whether the Directors should be eligible for annual bonuses and benefits under long-term incentive schemes and determine an appropriate balance between fixed and performance-related immediate and deferred remuneration bearing in mind that performance-related elements of Executive Directors’ remuneration should be designed to promote the long-term success of the Company and be transparent, stretching and rigorously applied (D.1, D.1.1 and Schedule A). Incentive schemes should include provisions that would enable the Company to recover sums paid or withhold the payment of any sum, and specify the circumstances in which it would be appropriate to do so (D.1.1).

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

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees (B.6).

	Audit Committee (303A.06 and 303A.07 of the NYSE Manual)	Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

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

(g)    report to the Board on how it has discharged its responsibilities; and

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

The Board has determined that Judy Lewent has the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Exchange Act.

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

•       an explanation of how it has assessed the effectiveness of the external audit process and the approach taken to the appointment or reappointment of the external auditor, and information on the length of tenure of the current audit firm and when a tender was last conducted (C.3.8); and

•       if the external auditor provides non-audit services, an explanation of how auditor objectivity and independence are safeguarded (C.3.8).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (C.3.6), the audit committee monitor and review the effectiveness of GlaxoSmithKline’s internal audit function.

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that the Company must seek shareholder approval for employee share schemes (D.2.4 and Listing Rule 9.4). Please see section 5(d) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirm that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7, which was issued by the UK Financial Conduct Authority to implement the eighth Company Law Directive; GlaxoSmithKline has complied with these requirements in its 2016 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.

Foreign Private Issuer Disclosure (303A.11 of the NYSE Manual)

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

12.	Certification Requirements (303A.12 of the NYSE Manual)

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 158;

•	“Consolidated statement of comprehensive income” on page 158;

•	“Consolidated balance sheet” on page 159;

•	“Consolidated statement of changes in equity” on page 160;

•	“Consolidated cash flow statement” on page 161; and

•	“Notes to the financial statements” on pages 162 to 231

of the GSK Annual Report 2016 is incorporated herein by reference.

Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity present fairly, in all material respects, the financial position of GlaxoSmithKline plc and its subsidiaries at 31 December 2016 and 31 December 2015 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting at 31 December 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” included in item 15 of this 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

17 March 2017

Item 19	Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on March 30, 2015.

4.1	Service Agreement between SmithKline Beecham Corporation and Moncef Slaoui is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.2	Amended and Restated Service Agreement between GlaxoSmithKline LLC (formerly known as SmithKline Beecham Corporation) and Moncef Slaoui dated December 21, 2010 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on February 29, 2008.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated June 18, 2008 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2009.

4.5	Amendment to UK Service Agreement between GlaxoSmithKline Services Unlimited and Sir Andrew Witty dated February 4, 2010 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 1, 2010.

4.6	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.7	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N Walmsley dated December 20, 2016.

4.8	UK Service Agreement between GlaxoSmithKline Services Unlimited and Patrick John Thompson Vallance dated December 19, 2016.

4.9	Contribution Agreement relating to the Consumer Healthcare Joint Venture made on April 22, 2014, as amended and restated on May 29, 2014 and as further amended and restated on March 1, 2015, between Novartis AG, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited (formerly known as Leo Constellation Limited) is incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.10	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016 . Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.11	Sale and Purchase Agreement relating to the Oncology Business made on April 22, 2014, as amended and restated on May 29, 2014, and as further amended and restated on November 21, 2014 and March 1, 2015, between GlaxoSmithKline plc and Novartis AG is incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016 . Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.12	Shareholders’ Agreement relating to GlaxoSmithKline Consumer Healthcare Holdings Limited made on March 2, 2015, among Setfirst Limited, Novartis Holding AG, Novartis Finance Corporation, GlaxoSmithKline plc, Novartis AG and GlaxoSmithKline Consumer Healthcare Holdings Limited is incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016 . Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” on pages 272 to 282 of the GSK Annual Report 2016 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Sir Andrew Witty.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2*	GSK Annual Report 2016.

*	Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2016 is not deemed to be filed as part of this Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 17, 2017	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer