Form 20-F
period 2017-12-31
GLAXOSMITHKLINE PLC
filed 2018-03-16
CIK 1131399

As filed with the Securities and Exchange Commission on March 16, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ordinary Shares of Par value 25 pence each	5,372,553,820

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

*	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GlaxoSmithKline plc’s Form 20- F for the year ended December 31, 2017 as set out below is being incorporated by reference from the “GSK Annual Report 2017” included as exhibit 15.3 to this Form 20-F dated and submitted on March 16, 2018 (the “GSK Annual Report 2017”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on the inside back cover, “Directors’ Report” on page 112, “Directors’ statement of responsibilities” on page 148, “Directors’ statement of responsibilities in relation to the company’s financial statements” on page 233, “Share capital and control” on pages 267 to 268, “Financial calendar”, “Results announcements” and “Financial reports” on page 269, “Annual General Meeting 2018” on page 270, “Registrar” on page 272 “ADS Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts”, “Share scam alert” and “Responsible Business Supplement” on page 273 “Section 13(r) of the US Securities Exchange Act” on page 275 and “Glossary of terms” on page 287 in each case of the GSK Annual Report 2017 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2017 incorporated by reference herein, namely the “Directors’ Report” (for which see page 112 thereof), the “Strategic Report” (pages 1 to 78 thereof, portions of which are incorporated by reference as described below) and the “Remuneration Report” (pages 113 to 146 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2017 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2017 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2017 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 248 to 250; and

•	“Dividends” on page 269

of the GSK Annual Report 2017 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

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

Similarly, our global business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results.

More detail on the status and various uncertainties involved in our significant unresolved disputes and potential litigation is set out in Note 45, ‘Legal proceedings,’ on pages 227 to 232 of the GSK Annual Report 2017.

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

Risk impact

The risk impact has the potential to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/analyses, as appropriate. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions about the safety of our products may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third parties that may analyse publicly available clinical trial results.

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

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety resulting in product launch delays, supply interruptions and product recalls. This would have the potential to do damage to our reputation, as well as result in other regulatory, legal and financial consequences.

Context

Patients, consumers and HCPs trust the quality of our products. Product quality may be influenced by many factors including product and process understanding, consistency of manufacturing components, compliance with GMP, accuracy of labelling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products and new legislation are introduced. Critically, we are addressing the impact of Brexit on our supply chain management and quality oversight between the UK and the EU and are developing and deploying appropriate contingency plans to avoid interruption of supply to patients.

Financial controls and reporting

Risk definition

Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on debt funding, could impact our effective tax rate. Significant losses may arise from inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults.

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

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis. These transactions involve market volatility and counterparty risk. The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and takes into account regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate. In addition, the worldwide nature of our operations means that our intellectual property, R&D and manufacturing operations are centred in a number of key locations. A consequence of this is that our cross-border supply routes, necessary to ensure supplies of medicines into numerous end markets, can be complex and result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Tax legislation itself is also complex and differs across the countries in which we operate. As such, tax risk can also arise due to differences in the interpretation of such legislation. The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities.

We expect there to be continued focus on tax reform in 2018 and future years driven by the Organisation for Economic Cooperation & Development’s Base Erosion and Profit Shifting project and European Commission initiatives including the use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation and relationship with key stakeholders.

Anti-bribery and corruption

Risk definition

Failure of GSK employees, consultants and third parties to comply with our Anti-bribery & corruption (ABAC) principles and standards, as well as with all applicable legislation.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition to legal penalties, a failure to prevent bribery through complying with ABAC legislation and regulations could have substantial implications for the reputation of the company, the credibility of senior leaders, and an erosion of investor confidence in our governance and risk management.

Context

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector by its very nature maintains relationships with government bodies, is highly competitive and subject to regulation. This increases the instances where we are exposed to activities and interactions with bribery and corruption risk.

The Group has been subject to a number of ABAC inquiries. We reached a resolution with the US authorities in 2016 regarding their ABAC inquiry, following which we are subject to a self-monitoring arrangement until September 2018. Government investigations regarding our China and other business operations are ongoing. These investigations are discussed further in Note 45, ‘Legal proceedings’.

Commercial practices

Risk definition

Failure to engage in commercial activities that are consistent with the letter and spirit of legal, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with HCPs and patients; and legitimate and transparent transfer of value.

Risk impact

Failure to manage risks related to commercial practices could materially and adversely affect our ability to grow a diversified global business and deliver more products of value for patients and consumers. Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers.

Any practices that are found to be misaligned with our values could also result in reputational harm and dilute trust established with external stakeholders.

Context

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products that reflect insights which help ensure those products address the needs of patients/consumers, HCPs, and payers are critical to achieve our strategic objectives.

As do other pharmaceutical, vaccine and consumer companies, we face downward price pressure in major markets, declining emerging market growth, and negative foreign exchange impact.

Developing new Pharmaceutical, Vaccine and Consumer Healthcare products is a costly, lengthy and an uncertain process. A product candidate may fail at any stage, including after significant economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to provide important information about our medicines. Promotion of approved products seeks to ensure that HCPs globally have access to information they need, that patients and consumers have access to the information and products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

Research practices

Risk definition

Failure to adequately conduct ethical and sound preclinical and clinical research. In addition, failure to engage in scientific activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements, and failure to secure adequate patent protection for GSK’s products.

Risk impact

The impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply GSK products, and regulatory action such as fines, penalties, or loss of product authorisation. Any of these consequences could materially and adversely affect our financial results and cause loss of trust from our customers and patients.

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

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting and storage and retrieval. Our research data is governed by legislation and regulatory requirements. Research data and supporting documents are core components at various stages of pipeline progression decision- making and form the content of regulatory submissions. Poor data integrity can compromise our research efforts and negatively impact company reputation.

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Continually changing and increasingly stringent submission requirements continue to increase the complexity of worldwide product registration.

Scientific engagement (SE), defined as the interaction and exchange of information between GSK and external communities to advance scientific and medical understanding, including the appropriate development and use of our products, is an essential part of scientific discourse. Such non-promotional engagement with external stakeholder groups is vital to GSK’s mission and necessary for scientific and medical advance. SE activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments to HCPs have, or are perceived to have, promotional intent.

A wide variety of biological materials are used by GSK in discovery, research and development phases. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in R&D. We support the principles of access and benefit sharing to genetic resources as outlined in the CBD and the Nagoya Protocol, recognising the importance of appropriate, effective and proportionate implementation measures at national and regional levels.

In addition, any loss of patent protection in a market for GSK’s products developed through our R&D, including reducing the availability or scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in that market. Absence of adequate patent or data exclusivity protection, which could lead to, for example, competition from manufacturers of generic pharmaceutical products, could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely impact our financial results. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of a product, and generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products. Moreover, in the US, it has become common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent.

Third party oversight risk

Risk definition

Failure to maintain adequate governance and oversight over third party relationships and failure of third parties to meet their contractual, regulatory, confidentiality or other obligations.

Risk impact

Failure to adequately manage third party relationships could result in business disruption and exposure to risks ranging from sub-optimal contractual terms and conditions, to severe business and legal sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

Third parties are critical to our business delivery and are an integral part of the solution to meeting our business objectives. We rely on third parties, including suppliers, advisors, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and for supporting other important business processes.

These business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business activities. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties across a diverse geographical spread.

Environment, health and safety and sustainability

Risk definition

Failure to manage environment, health & safety and sustainability (EHS&S) risks in line with our objectives and policies and with relevant laws and regulations.

Risk impact

Failure to manage EHS&S risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation, which could materially and adversely affect our financial results.

Context

We are subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites in the US. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 45 to the financial statements, ‘Legal proceedings’, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

Information protection

Risk definition

The risk to GSK business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted, typically because of cybersecurity threats, although accident or malicious insider action may be contributory causes.

This also includes the risk of failure to collect, secure, and use personal information in accordance with data privacy laws.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage and could materially affect our ongoing business operations, such as scientific research, clinical trials and manufacturing and supply chain activities. Failure to comply with data privacy laws could lead to adverse impact on individuals (for example financial loss, distress or prejudice). In both cases, damage to our reputation, litigation, or other business disruption including regulatory sanction could occur, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, intellectual property, manufacturing systems and trade secrets. There is the potential that our computer systems or information may be exposed to misuse or unauthorised disclosure.

We believe that the cyber security incidents that we have experienced to date have not resulted in significant disruptions to our operations, and have not had a significant adverse effect on our results of operations, or on third parties. However, as the threats evolve we cannot provide assurance that our significant efforts in protecting and monitoring our systems and information will always be successful in preventing compromise or disruption in future.

All parts of our business process personal information. The use of this information is critical to our operations and innovation, including the development and sale of our products, as well as management of our employees.

New and evolving laws and regulations, such as the European Union General Data Protection Regulation (GDPR), are likely to bring increased scrutiny of our data management.

Supply continuity and crisis management

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains.

Risk impact

We recognise that failure to supply our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action and financial penalties that could adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, expose our workforce, facilities, operations and information technology to potential disruption from natural events (e.g. storm or earthquake), man-made events (e.g. civil unrest, terrorism), and global emergencies (e.g. Ebola outbreak, Flu pandemic). It is important that we have robust crisis management and recovery plans in place to manage such events.

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

Although we undertake risk mitigation we recognise that certain events could nevertheless still result in delays or service interruptions. We use effective crisis management and business continuity planning to provide for the health and safety of our people and to minimise impact to us, by maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 206 to 208

of the GSK Annual Report 2017 is incorporated herein by reference.

4.B	Business overview

•	See Item 3.D “Risk factors” above;

In addition, the information set forth under the headings:

•	“GSK at a glance” on pages 2 to 3;

•	“Chairman’s statement” on page 4;

•	“CEO’s statement” on pages 5 to 7;

•	“How we create long-term value” on pages 8 to 9;

•	“Industry trends” on pages 10 to 11;

•	“Our long-term priorities” on pages 12 to 17;

•	“Pharmaceuticals” on pages 23 to 29;

•	“Vaccines” on pages 31 to 35;

•	“Consumer Healthcare” on pages 37 to 41;

•	“Trust” on pages 42 to 51;

•	“Note 6 – Segment information” on pages 169 to 172;

•	“Note 38 – Acquisitions and disposals” on pages 206 to 208;

•	“Pharmaceutical products, competition and intellectual property” on pages 254 to 255;

•	“Vaccines products, competition and intellectual property” on page 255; and

•	“Consumer Healthcare products and competition” on page 256

of the GSK Annual Report 2017 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 44 – Principal Group companies” on page 226; and

•	“Group Companies” on pages 276 to 286

of the GSK Annual Report 2017 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the headings:

•	“Property, plant and equipment” within “Group financial review” on page 72;

•	“Note 6 – Segment information” on page 171; and

•	“Note 17 – Property, plant and equipment” on pages 181 to 182 of the GSK Annual Report 2017 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Regulatory and political environment” on page 11;

•	“US tax reform” on page 54;

•	“Our approach to Brexit” on page 55;

•	“Non-controlling interests in ViiV Healthcare” on page 59;

•	“Cash generation and conversion” on page 71;

•	“Financial position and resources” on pages 72 to 75;

•	“Critical accounting policies” on pages 76 to 77; and

•	“Treasury policies” on pages 77 to 78;

of the GSK Annual Report 2017 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References in the GSK Annual Report 2017 to the reconciliations on page 67 of that report should be read to refer to the information in these tables.

Adjusted results reconciliation – 31 December 2017

						Divestments,
		Intangible	Intangible			significant		Adjusted
	Total	asset	asset	Major	Transaction	legal and	US tax	results
	results	amortisation	impairment	restructuring	-related	other items	reform	(revised)
	£m	£m	£m	£m	£m	£m	£m	£m
Gross profit	19,844	546	400	545	80			21,415
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257
Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p
Weighted average number of shares (millions)	4,886							4,886

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,342)	546	400	545	80			(8,771)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,672)			248		83		(9,341)
Research and development	(4,476)	45	288	263		18		(3,862)
Other operating income	(1,965)				1,519	(220)	666	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(669)			4		8		(657)
Profit on disposal of associates	94					(94)		—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)

Adjusted results reconciliation – 31 December 2016

						Divestments,
		Intangible	Intangible			significant		Adjusted
	Total	asset	asset	Major	Transaction	legal and		results
	results	amortisation	impairment	restructuring	-related	other items		(revised)
	£m	£m	£m	£m	£m	£m		£m
Gross profit	18,599	547	7	297	86	2		19,538
Operating profit	2,598	588	20	970	3.919	(424)		7,671
Profit before taxation	1,939	588	20	974	3,919	(416)		7,024
Profit after taxation	1,062	458	15	757	3,480	(246)		5,526
Earnings per share	18.8p	9.4p	0.3p	15.6p	61.6p	(5.1	)p	100.6p
Weighted average number of shares (millions)	4,860							4,860

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(9,290)	547	7	297	86	2		(8,351)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,366)			514		55		(8,797)
Research and development	(3,628)	41	13	159	(81)	28		(3,468)
Other operating income	(3,405)				3,914	(509)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(664)			4		8		(652)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(877)	(130)	(5)	(217)	(439)	170		(1,498)

Adjusted results reconciliation – 31 December 2015

						Divestments,
		Intangible	Intangible			significant		Adjusted
	Total	asset	asset	Major	Transaction	legal and		results
	results	amortisation	impairment	restructuring	-related	other items		(revised)
	£m	£m	£m	£m	£m	£m		£m
Gross profit	15,070	522	147	563	89	12		16,403
Operating profit	10,322	563	206	1,891	2,238	(9,561)		5,659
Profit before taxation	10,526	563	206	1,896	2,238	(10,408)		5,021
Profit after taxation	8,372	402	156	1,455	1,886	(8,226)		4,045
Earnings per share	174.3p	8.3p	3.2p	30.1p	28.8p	(170.1	)p	74.6p
Weighted average number of shares (millions)	4,831							4,831

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(8,853)	522	147	563	89	12		(7,520)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,232)		7	1,009	88	151		(7,977)
Research and development	(3,560)	41	52	319		52		(3,096)
Other operating income	7,715				2,061	(9,776)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(653)			5		12		(636)
Profit on disposal of associates	843					(843)		—
Share of after tax profits/(losses) of associates and joint ventures	14					(16)		(2)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(2,154)	(161)	(50)	(441)	(352)	2,182		(976)

Financial review 2017

The information set forth in the Group financial review on pages 52 to 78 of the GSK Annual Report 2017 is incorporated herein by reference excluding the following sections:

•	“2018 guidance” on page 55;

•	“Our approach to tax” on page 56;

•	“Viability Statement” on page 57;

•	“Non-controlling interests in ViiV Healthcare” on page 59;

•	“Research and development” under “Total Results” on page 65; and

•	“Adjusting items” on page 67.

2018 Guidance

We expect continued progress in 2018, including sales growth contributions from our new and recent product launches in HIV, Respiratory and Vaccines.

The expectation for 2018 Adjusted EPS growth is dependent on a number of factors including, in particular, uncertainties relating to the timing and extent of potential generic competition to Advair in the US.

In the event that no substitutable generic version of Advair is introduced to the US market in 2018, the Group expects 2018

Adjusted EPS growth of 4-7% at CER. This is based on an expected decline in 2018 in US Advair sales of 20-25%.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full-year 2018 US Advair sales of around £750 million at CER (US$1.30/£1), with Adjusted EPS flat to down 3% at CER.

Both scenarios reflect the benefit of US tax reform with an expected 2018 effective tax rate on Adjusted profits of 19-20%. We are not able to give guidance for Total results as we cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options, impairments of intangible assets and the future fair value movements on contingent consideration and put options arising from changes in foreign exchange rates, and therefore a reconciliation of the guidance for Adjusted results to equivalent guidance for Total results is not available without unreasonable effort.

Research and development

R&D expenditure was £4,476 million (14.8% of turnover), 23% higher at AER and 19% higher at CER than in 2016. This included charges of £106 million from the utilisation of the Priority Review Voucher in 2017 as well as increased investment in the progression of a number of mid and late-stage programmes. In addition, there were higher restructuring costs, primarily as a result of the provision for future clinical obligations as a result of the progressive withdrawal of Tanzeum and the decision to terminate the rights to sirukumab, and higher intangible asset impairments.

		2016
	2017	(revised)		Growth
	£m	£m	£%	CER%
Discovery	1,020	821	24	21
Development	1,450	1,249	16	13
Facilities and central support functions	536	558	(4)	(7)

Total Pharmaceuticals	3,006	2,628	14	11
Vaccines R&D	621	597	4	(2)
Consumer Healthcare R&D	235	243	(3)	(7)

Research and development	3,862	3,468	11	8

Items reconciling Total R&D to Adjusted R&D	614	160

Total R&D	4,476	3,628

The growth in Development expenditure was driven by the progression of a number of mid and late-stage programmes in HIV, Respiratory and Anaemia, together with the utilisation of the Priority Review Voucher in Q2 2017. The continuing high growth in Discovery expenditure reflected further investment in the early stage Oncology portfolio.

Financial Review 2016

Reporting framework

Presentation of Group results

Our Group financial review discusses the operating and financial performance of the Group, cash flows and our financial position and resources. We compare the results for each year primarily with the results of the preceding year.

The geographic sales analysis has been revised to reflect a minor change to the Group’s internal reporting structure made in 2017.

Total results

Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, we also report Adjusted results, which is a non-IFRS measure.

Adjusted results

Core results have been renamed Adjusted results and, instead of all legal charges and expenses, only significant legal charges and expenses are excluded in order to present Adjusted results. All other legal charges and expenses are included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters.

Adjusted results exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses, and other operating income other than royalty income, together with the tax effects of all of these items.

These items are excluded from Adjusted results either because their impact can be significant or because their exclusion improves comparabilities and consistency of reporting with the majority of our peer companies. This definition of Adjusted results aligns the Group’s results better with the majority of our peer companies and how they report earnings.

Adjusted results reporting is utilised as one of the bases for internal performance reporting alongside Total results, cash flow generation and a number of other metrics. Adjusted results are presented and discussed in this Group financial review as we believe that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. For the same reasons, the results of our four segments: Pharmaceuticals, Pharmaceuticals R&D, Vaccines and Consumer Healthcare are reported and measured on the same basis.

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

Group turnover

Group turnover for the year increased 17% AER and 6% CER to £27,889 million, with Pharmaceuticals up 14% AER 3% CER, Vaccines up 26% AER 14% CER and Consumer Healthcare up 19% AER 9% CER, the growth in all three businesses still reflecting the impact of the Novartis transaction which completed on 2 March 2015.Sales of New Pharmaceutical and Vaccine products were £4,453 million, a Sterling increase of £2,465 million.

Group turnover by geographic region

	2016 (revised) £m	2015 (revised) £m	Growth £%	Growth CER%
US	10,197	8,222	24	10
Europe	7,476	6,435	16	6
International	10,216	9,266	10	1

	27,889	23,923	17	6

Group turnover outside of the US and Europe represented 37% of total Group turnover in 2016 (2015 – 39%).

Sales from new Pharmaceutical and Vaccine products

	2016 £m	2015 £m	Growth £ %	Growth CER%
Respiratory:
Relvar/Breo Ellipta	620	257	>100	>100
Anoro Ellipta	201	79	>100	>100
Arnuity Ellipta	15	3	>100	>100
Incruse Ellipta	114	14	>100	>100
Nucala	102	1	>100	>100
CVMU:
Eperzan/Tanzeum	121	41	>100	>100
HIV:
Tivicay	953	588	62	45
Triumeq	1,735	730	>100	>100

Pharmaceuticals	3,861	1,713	>100	>100

Bexsero	390	115	>100	>100
Menveo	202	160	26	16

Vaccines	592	275	>100	96

	4,453	1,988	>100	>100

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

Sales in Europe grew 22% AER 12% CER to £2,169 million, driven primarily by performances within the Wellness and Oral health categories. Voltaren continued to deliver double-digit growth at both AER and CER, driven largely by the 12-hour variant and with strong performances across all key markets. Oral health sales grew in double digits AER and mid single-digits CER, with strong growth in Sensodyne and the Gum health portfolio, as well as 10% AER growth but a flat CER performance in Aquafresh, due to increased competitive pressures. At a market level, sales grew well in Italy, Scandinavia, the UK and Germany, partly offset by a decline in sales in CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £3,263 million grew 16% AER 8% CER. Growth was delivered in many priority markets, primarily through the power brands across the Oral health and Wellness categories. This was partly offset by the impact of the sale of the Nigeria beverages business at the end of Q3 2016 as well as the affect of the restructuring of activity in Venezuela at the end of 2015. Growth of the International region was also affected by the combined impact on the Indian business of the demonetisation implemented in November and a more general slowing of the health food drink category which impacted the performance of the Nutrition category and Horlicks in particular. Elsewhere, strong growth was delivered in the Middle East, Latin America and China. The growth in the Middle East was driven by strong momentum across the power brands, particularly Otrivin, Panadol and Sensodyne. Double-digit performances were delivered in Brazil and Argentina as a result of better pricing and new product launches within Oral health. China delivered double-digit sales growth at AER and high single-digit growth at CER with contributions across the portfolio and with Sensodyne and Voltaren in particular benefiting from e-commerce and retail distribution expansion.

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

	2016 £m	2015 £m	Growth £%	Growth CER%
Discovery	848	744	14	6
Development	1,275	1,136	12	4
Facilities and central support functions	505	433	17	9

Total Pharmaceuticals	2,628	2,313	14	5
Vaccines R&D	597	525	14	2
Consumer Healthcare R&D	243	258	(6)	(12)

Research and development	3,468	3,096	12	3
Items reconciling Total R&D to Adjusted R&D	160	464

Research and development	3,628	3,560	2	(6)

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

Other operating income/(expense)

Net other operating expense of £3,405 million (2015 – £7,715 million income) primarily reflected further accounting charges related to remeasurement of the contingent consideration liability related to the former Shionogi-ViiV Healthcare joint venture, along with remeasurement of the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities first recognised in Q1 2016 for the Pfizer and Shionogi put options and preferential dividends in ViiV Healthcare. These remeasurements were driven by the unwinding of the discount applied to these future liabilities as well as updated trading forecasts and changes in the exchange rate assumptions used, updating them to period-end rates, which have increased the estimated total sterling values of GSK’s Consumer Healthcare and ViiV Healthcare businesses.

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

Items adjusted from Total results to present Adjusted results

Total results are adjusted for a number of items in order to present Adjusted results, as explained above. The items are discussed below.

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

Charge/(credit)	2016 £m	2015 £m
Consumer Healthcare Joint Venture put option	1,133	83
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	2,162	1,874
ViiV Healthcare put options and Pfizer preferential dividends	577	—
Other adjustments	47	281

Total transaction-related charges	3,919	2,238

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

Divestments, significant legal charges and other items

Divestments and other items included equity investment disposals, including the disposal of the remaining Aspen Pharmacare investment, dividends and impairments, milestone income on ofatumumab, a number of other asset disposals, and certain other adjusting items. Significant legal charges of £62 million (2015 – £151 million) include the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £102 million (2015 – £285 million). Divestments and other items in 2015 included the profit on the disposal of the Oncology business to Novartis.

Adjusted results

We use Adjusted results, which is a non-IFRS measure, among other metrics including Total results and cash flow generation, to manage the performance of the Group. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. The definition of Adjusted results is set out above and reconciliations of Total results to Adjusted results are presented on pages 9 and 10.

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

Selling, general and administration

	2016		2015
	(revised) £m	% of turnover	(revised) £m	% of turnover	Growth £%	Growth CER%
Selling, general and administration	(8,797)	(31.5)	(7,977)	(33.3)	10	2

SG&A costs were 31.5% of turnover, 1.8 percentage points lower in Sterling terms than in 2015 and 1.1 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs as well as the benefits from the Pharmaceuticals restructuring programme and integration benefits in Vaccines and Consumer Healthcare, partly offset by investment in promotional product support, particularly for new launches in Respiratory, HIV, Vaccines and Consumer Healthcare.

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

Adjusted operating profit

Adjusted operating profit was £7,671 million, up 36% AER 14% CER on a turnover increase of 17% AER 6% CER. The Adjusted operating margin of 27.5% was 3.8 percentage points higher in Sterling terms than in 2015 and 1.8 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth and a more favourable mix across all three businesses as well as delivery of restructuring and integration benefits and tight control of ongoing costs, partly offset by continued price pressure, particularly in Respiratory, and supply chain and R&D investments.

Adjusted operating profit by business

	2016		2015
	(revised) £m	Margin %	(revised) £m	Margin %	Growth £%	Growth CER%
Pharmaceuticals	7,976	49.5	6,449	45.6	24	7
Pharmaceuticals R&D	(2,488)		(2,168)		15	6

Pharmaceuticals	5,488	34.1	4,281	30.2	28	7
Vaccines	1,429	31.1	958	26.2	49	36
Consumer Healthcare	1,116	15.5	684	11.3	63	42

	8,033	28.8	5,923	24.8	36	17
Corporate & other unallocated costs	(362)		(264)		37	53

Adjusted operating profit	7,671	27.5	5,659	23.7	36	14

Pharmaceuticals

Pharmaceuticals operating profit was £5,488 million, 28% AER higher and 7% higher in CER terms than in 2015 on a turnover increase of 14% AER 3% CER. The operating margin of 34.1% was 3.9 percentage points higher in Sterling terms than in 2015 and 1.3 percentage points higher on a CER basis. This reflected a more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit from the Pharmaceuticals restructuring programme, partly offset by increased investment in new product support, increased investment in R&D in a number of new programmes, the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines

Vaccines operating profit was £1,429 million, 49% AER higher and 36% higher than in 2015 in CER terms on a turnover increase of 26% AER 14% CER. The operating profit margin of 31.1% was 4.9 percentage points higher in Sterling terms than in 2015 and 5.3 percentage points higher on a CER basis. This reflected improved product mix and enhanced operating leverage from strong sales growth, together with restructuring and integration benefits in cost of sales, SG&A and R&D, and higher royalty income. These were partly offset by SG&A investments to support business growth, a number of inventory adjustments and additional supply chain investments.

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

Net Adjusted finance expense was £652 million compared with £636 million in 2015, reflecting the translation effect of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Share of after tax profits/(losses) and joint ventures

The share of profits of associates and joint ventures was £5 million (2015 – £2 million loss).

Adjusted profit before taxation

	2016		2015
	(revised) £m	% of turnover	(revised) £m	% of turnover	Growth £%	Growth CER%
Adjusted profit before tax	7,024	25.2	5,021	21.0	40	16

Taxation

Tax on Adjusted profit amounted to £1,498 million and represented an effective Adjusted tax rate of 21.3% (2015 – 19.4%). The increase in the effective rate primarily reflected the Group’s changing earnings mix.

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

Adjusted earnings per share

Adjusted EPS of 100.6p was up 35% at actual rates and 11% in CER terms compared with a 36% AER, 14% CER increase in operating profit, primarily reflecting the increased tax rate compared with 2015 and the greater contribution to growth from businesses in which there are significant non-controlling interests.

Financial position and resources

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2016 was £22,164 million, with a net book value of £10,808 million. Of this, land and buildings represented £4,223 million, plant and equipment £3,481 million and assets in construction £3,104 million. In 2016, we invested £1,544 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2016, we had contractual commitments for future capital expenditure of £496 million and operating lease commitments of £840 million. We believe that our facilities are adequate for our current needs. We observe stringent procedures and use specialist skills to manage environmental risks from our activities.

Goodwill

Goodwill increased during the year to £5,965 million at 31 December 2016, from £5,162 million. The increase primarily reflected the impact of exchange movements.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2016 was £18,776 million (2015 – £16,672 million). The increase in 2016 reflected the impact of exchange movements, development costs capitalised during the year of £240 million, partly offset by the amortisation and impairment of existing intangibles of £796 million and £29 million, respectively.

Investments in associates and joint ventures

We held investments in associates and joint ventures, with a carrying value at 31 December 2016 of £263 million (2015 – £207 million). The market value at 31 December 2016 was £502 million (2015 – £267 million). The largest of these investments was in Innoviva Inc. which had a book value at 31 December 2016 of £138 million (2015 – £112 million). The market value at 31 December 2016 was £278 million.

Other investments

We held other investments with a carrying value at 31 December 2016 of £985 million (2015 – £1,255 million). The decrease in the carrying value during the year was primarily due to the sale of the Group’s remaining stake in Aspen Pharmacare Holdings Limited which had a book value at 31 December 2015 of £383 million. The most significant of the investments held at 31 December 2016 was in Theravance Biopharma, Inc. which had a book value at 31 December 2016 of £248 million (2015 – £93 million). The other investments included equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had current derivative financial instruments held at fair value of £156 million (2015 – £125 million). The majority of this amount related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £5,102 million increased from £4,716 million in 2015, primarily reflected the impact of exchange movements.

Trade and other receivables

Trade and other receivables of £6,026 million increased from £5,615 million in 2015, primarily reflecting exchange movements.

Derivative financial instruments: liabilities

We held current derivative financial instruments at fair value of £194 million (2015 – £153 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

Trade and other payables were £11,964 million, up from £8,885 million in 2015, reflecting the Pfizer put option related to ViiV Healthcare recognised in the year, higher accruals for customer returns and rebates and the impact of exchange movements.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £3,434 million at 31 December 2016

(2015 – £3,286 million) of which £344 million (2015 – £352 million) related to legal and other disputes and £554 million (2015 – £816 million) related to the major restructuring programme. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £2,084 million (2015 – £1,584 million) on pension arrangements and £1,693 million (2015 – £1,387 million) on unfunded post-employment liabilities. The increases in the deficits were predominantly driven by lower discount rates that we used to discount the value of the liabilities, together with an increase in the UK inflation rate assumptions and a stronger US Dollar at the year end, partly offset by special funding contributions to the UK schemes and significant UK asset gains.

Other non-current liabilities

Other non-current liabilities of £8,445 million at 31 December 2016 (2015 – £7,107 million) included £7,420 million (2015 – £6,287 million) related to the present value of the estimated amount payable by us in the event of full exercise of Novartis’ right to require us to acquire its 36.5% shareholding in the Consumer Healthcare Joint Venture.

Contingent consideration liabilities

Contingent consideration liabilities amounted to £5,896 million at 31 December 2016 (2015 – £3,855 million), of which £5,304 million (2015 – £3,409 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £545 million (2015 – £405 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £224 million in respect of preferential dividends of which £154 million was recognised directly in equity in the year. The liability for preferential dividends due to Pfizer at 31 December 2016 was £23 million.

Net debt

	2016 £m	2015 £m
Cash, cash equivalents and liquid investments	4,986	5,905
Borrowings – repayable within one year	(4,129)	(1,308)
Borrowings – repayable after one year	(14,661)	(15,324)

Net debt	(13,804)	(10,727)

At 31 December 2016, net debt was £13.8 billion, compared with £10.7 billion at 31 December 2015, comprising gross debt of £18.8 billion and cash and liquid investments of £5.0 billion. The increase in net debt primarily reflected a £2.2 billion adverse exchange impact from the translation of non-Sterling denominated debt and exchange on other financing items, dividends paid to shareholders of £4.9 billion including the special dividend of £1.0 billion, partly offset by free cash flow of £3.1 billion and asset disposals of £1.0 billion.

At 31 December 2016, our cash and liquid investments were held as follows:

	2016 £m	2015 £m
Bank balances and deposits	2,583	3,767
US Treasury and Treasury repo only money market funds	2,248	624
Liquidity funds	66	1,439
Government securities	89	75

	4,986	5,905

Cash and liquid investments of £3.2 billion (2015 – £4.2 billion) were held centrally at 31 December 2016.

5.B	Liquidity and capital resources

The information set forth under the headings:

•	“Cash generation and conversion” on page 71;

•	“Financial position and resources” on pages 72 to 75; and

•	“Treasury policies” on pages 77 to 78

of the GSK Annual Report 2017 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under “Research and development” under “Financial Review 2017” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“Driving performance for profitable, sustainable growth” within page 29;

•	“Innovation” within “Pharmaceuticals” on pages 24 to 27,“Vaccines” on pages 32 to 33 and “Consumer Healthcare” on pages 38 to 39;

•	“Performance” within “Pharmaceuticals” on pages 28 to 29; “Vaccines” on pages 34 to 35 and “Consumer Healthcare” on pages 40 to 41;

•	“Research and development” within page 65;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 251 to 253;

•	“Pharmaceutical products, competition and intellectual property” on pages 254 to 255;

•	“Vaccines products, competition and intellectual property” on page 255; and

•	“Consumer Healthcare products and competition” on page 256

of the GSK Annual Report 2017 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “Financial Review 2017” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading:

•	“Contractual obligations and commitments” on page 75

of the GSK Annual Report 2017 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 82 to 85; and

•	“Our Corporate Executive Team” on pages 86 to 87

of the GSK Annual Report 2017 is incorporated herein by reference.

6.B	Compensation

•	“Remuneration report” on pages 113 to 141; and

•	“2017 Remuneration policy summary ” on pages 142 to 146

of the GSK Annual Report 2017 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Governance” on pages 80 to 112; and

•	“Additional remuneration disclosures” on page 125; and

•	“Donations to political organisations and political expenditure” on page 275 of the GSK Annual Report 2017 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Engagement” and “Talent and Development” on page 48;

•	“Note 9 – Employee costs” on page 174;

•	“Note 28 – Pensions and other post-employment benefits” on pages 190 to 197; and

•	“Number of employees” under “Five year record” on page 250

of the GSK Annual Report 2017 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 43– Employee share schemes” on pages 224 to 225;

•	“Total remuneration for 2017” on pages 117 to 118;

•	“Value earned from Long Term Incentives (LTIs)” on page 122;

•	“Update on performance of ongoing LTI awards” on page 123; and

•	“Directors’ interests in shares” on pages 128 to 137

of the GSK Annual Report 2017 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 112;

•	“Share capital and control” on pages 267 to 268; and

•	“Analysis of shareholdings at 31 December 2017” on page 268

of the GSK Annual Report 2017 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 204

of the GSK Annual Report 2017 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See item 18 below.

In addition, the information set forth under the headings:

•	“Note 45 – Legal proceedings” on pages 227 to 232; and

•	“Dividends” on page 269

of the GSK Annual Report 2017 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading “Note 45 – Legal proceedings” on pages 227 to 232 of the GSK Annual Report 2017 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 267;

•	“Share price” on page 267; and

•	“Nature of trading market” on page 268

of the GSK Annual Report 2017 is incorporated herein by reference.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	“Nature of trading market” on page 268

of the GSK Annual Report 2017 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of GlaxoSmithKline plc

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

(d) Variation of rights and changes in capital

Subject to the provisions of any statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company (the “Companies Acts”), the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons entitled to vote and holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class(excluding any shares of that class held as treasury shares) (but provided that at any adjourned meeting one holder of shares of the relevant class present in person or by proxy shall be a quorum).

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

(f) Untraced shareholders

The company may sell any certificated Shares in the company after advertising its intention in accordance with the requirements of the Articles and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless forfeited. If no valid claim for the money has been received by the company during a period of six years from the date on which the relevant shares were sold by the company, the money will be forfeited and will belong to the company.

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

(o) Vacation of office

The office of a director shall be vacated if:

(i)	he resigns or offers to resign, and the board resolves to accept such offer;

(ii)	his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(iii)	he is or has been suffering from mental or physical ill health and the board resolves that his office be vacated;

(iv)	he is absent without permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(v)	he becomes bankrupt or compounds with his creditors generally;

(vi)	he is prohibited by law from being a director; or

(vii)	he is removed from office pursuant to the Articles or the Companies Acts.

(p) Share rights

Subject to any rights attached to existing shares, shares may be issued with such rights and restrictions as the company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board may decide. Such rights and restrictions shall apply as if they were set out in the Articles. Redeemable shares may be issued, subject to any rights attached to existing shares. The board may determine the terms, conditions and manner of redemption of any redeemable share so issued. Such terms and conditions shall apply to the relevant shares as if they were set out in the Articles. Subject to the articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to offer, allot, grant options over or otherwise deal with any shares in the company.

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

Pursuant to the Shareholders’ Agreement entered into by GSK and Novartis at the closing of the Transaction, GSK has seven of eleven seats on Consumer Healthcare’s board of directors, and Novartis has customary minority rights and exit rights at a pre-defined, market-based pricing mechanism.

GSK’s shareholders approved the Transaction on December 18, 2014. The Transaction closed on March 2, 2015.

10.D	Exchange controls

The information set forth under the heading:

•	“Exchange controls and other limitations affecting security holders” on page 267 of the GSK Annual Report 2017 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading:

•	“Tax information for shareholders” on pages 270 to 271

of the GSK Annual Report 2017 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading:

•	“Documents on display” on page 270

of the GSK Annual Report 2076 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on pages 77 to 78; and

•	“Note 42 – Financial instruments and related disclosures” on pages 213 to 223 of the GSK Annual Report 2017 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

Direct and indirect payments by the Depositary

GSK receives payments from the Depositary in the form of (i) the reimbursement of expenses in connection with the administration, servicing and maintenance of the ADR programme, (ii) a portion of the fees collected by the Depositary for the issuance and cancellation of American Depositary Shares and (iii) a portion of any cash dividend fees and/or special dividend fees. In 2017, the Depositary made payments to GSK of approximately $7.2 million, of which approximately $6.1 million were related to expenses reimbursed and fees collected in connection with services provided in 2016.

Under certain circumstances, including removal of the Depositary or termination of the ADR programme by GSK, GSK is required to repay certain amounts paid to GSK and to compensate the Depositary for payments made or services provided on behalf of GSK.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading:

•	“Internal control framework” on pages 105 to 106

of the GSK Annual Report 2017 is incorporated herein by reference.

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

As recommended by the Securities and Exchange Commission (the “SEC”), the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2017 and Form 20-F. In 2017 the Committee met 18 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to page 85 under “Judy Lewent,” “Skills and experience” and page 96 under “Judy Lewent, Audit & Risk Committee Chair” of the GSK Annual Report 2017. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2017 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2017 and Form 20-F contain no material misstatements or omissions;

•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2017 and Form 20-F;

•	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2017 and Form 20-F;

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•	they have disclosed in the GSK Annual Report 2017 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2017 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2017.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2017, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 16, 2018.

Section 404: Management’s annual report on internal control over financial reporting.

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2017 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•	PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2017, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report can be found in Item 18 below.

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership”, within the “Audit & Risk Committee Report”, on page 96; and

•	“Sarbanes-Oxley Act of 2002” on page 274

of the GSK Annual Report 2017 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading:

•	“Code of Conduct and reporting lines” on page 104

of the GSK Annual Report 2017 is incorporated herein by reference.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16.B(a) that relates to one or more of the items set forth in Item 16.B(b) in 2017.

Item 16.C	Principal Accountant Fees and Services

16C.(a)	Audit Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements”, “Audit of the company’s subsidiaries” and “Attestation under s.404 of Sarbanes-Oxley Act 2002” on page 173 of the GSK Annual Report 2017 is incorporated herein by reference.

16C.(b)	Audit-Related Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Other assurance services” on page 173 of the GSK Annual Report 2017 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C.(c)	Tax Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Taxation compliance” and “Taxation advice” on page 173 of the GSK Annual Report 2017 is incorporated herein by reference.

16C.(d)	All Other Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” on page 173 of the GSK Annual Report 2017 is incorporated herein by reference. All other services provided by the auditor primarily related to advisory services for the year-ended 31 December 2017.

16C.(e)	The information set forth under the heading “Non-audit services” on pages 102 to 103 of the GSK Annual Report 2017 is incorporated herein by reference.

16C.(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

GSK, through the Audit & Risk Committee, conducted an external audit tender in 2016 with a view to replacing PricewaterhouseCoopers LLP (PwC) from our 2018 financial year onwards. As disclosed in last year’s Annual Report, PwC was not invited to participate in this audit tender process having regard to audit firm rotation requirements, as dictated by UK legislation. The audit tender process was completed in December 2016 when, following the recommendation of the Audit & Risk Committee, the Board announced that it would appoint Deloitte LLP (Deloitte) as GSK’s new external auditor to undertake GSK’s audit for the financial year ending 31 December 2018.

During the two years prior to 31 December 2017 and the subsequent interim period through 16 March 2018, (1) PwC has not issued any reports on the financial statements of the Company or the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles, and (2) there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as that term is used in Item 16F(a)(1)(v) of Form 20-F as described in the Group’s Form 20-F during this two year period and through 16 March 2018

Further in the two years prior to 31 December 2017 and through 16 March 2018, GSK have not consulted with Deloitte regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of GSK; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further information regarding external auditors’ appointment is set forth under the headings “External auditors” on page 96, “Auditors’ appointment” on pages 101 to 102 and “Auditors’ transition” on pages 103 to 104 of the GSK Annual Report 2017 and is incorporated herein by reference.

PwC will resign after the firm has concluded the 2017 external audit process and the Audit & Risk Committee will recommend to the Board that Deloitte be appointed to fill the casual vacancy. GSK Shareholders will be invited to appoint Deloitte as GSK’s new external auditors at the 2018 AGM to be held on 3 May 2018. Deloitte commenced transition activities, including observing PwC activity, as an independent audit firm on 4 July 2017.

GSK has provided PwC with a copy of the foregoing disclosure and has requested that PwC furnish GSK with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated 16 March 2018, is filed herewith as Exhibit 15.2.

Item 16.G	Corporate Governance

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice.

On November 4, 2003, the New York Stock Exchange (the “NYSE”) adopted new corporate governance standards. The application of the NYSE’s standards is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, GlaxoSmithKline plc (“GlaxoSmithKline” or the “Company”) must comply with the following NYSE standards:

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

Description of differences between

GlaxoSmithKline’s governance practice and the

NYSE Corporate Governance Standards

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Code which was issued in April 2016.

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

knowledge of the company to enable them to discharge their respective duties and responsibilities effectively (B.1). The Board should include an appropriate combination of Executive and Non-Executive Directors (and, in particular,“independent” Non-Executive Directors (for the purpose of the UK Code)) such that no individual or small group of individuals can dominate the Board’s decision taking (B.1). At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent (B.1.2). The roles of Chairman and Chief Executive should not be exercised by the same individual. The division of responsibilities between the Chairman and Chief Executive should be clearly established, set out in writing and agreed by the Board (A.2.1).

The Board considers that Professor Sir Roy Anderson, Vindi Banga, Dr Vivienne Cox, Lynn Elsenhans, Dr Laurie Glimcher, Dr Jesse Goodman, Judy

Lewent, and Urs Rohner are independent for the purpose of the UK Code.

A majority of the Board members are independent Non-Executive Directors and, in accordance with the requirements of the UK Code, the Board has appointed one of the independent Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Directors where necessary (A.4.1). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

GlaxoSmithKline complies with the corresponding domestic requirements contained in the UK Code, which sets out the principles for the Company to determine whether a director is independent.

The Board is required to determine and state its reasons for the determination of whether each Non-Executive Director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director’s judgment. In undertaking this process, the Board is required, amongst other factors, to consider if the director:

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

(g)	has served on the Board for more than nine years from the date of his or her first election,

and is independent notwithstanding the existence of these relationships or circumstances (B.1.1).

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

The Board considers all its Non-Executive Directors to be independent in character and judgment and has concluded that all its Non-Executive Directors are independent within the meaning of the UK Code. The Chairman satisfied the independence criteria on appointment in accordance with the UK Code (A.3.1).

GlaxoSmithKline complied with the UK Code requirement that all Directors should be subject to annual election or re-election by shareholders (B.7) at its Annual General Meeting in 2017, and intends to comply with this requirement at its 2018 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual Directors (B.6). Evaluation of the Board should consider the balance of skills, experience, independence and knowledge of the Company on the Board, its diversity, including gender, how the board works together as a unit, and other factors relevant to its effectiveness (B.6). GlaxoSmithKline has complied with this requirement. In addition, the evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with the Company and the external facilitator should be identified in the annual report (B.6.2).

Internally facilitated evaluations were conducted in 2015 and

2016. The Company conducted an externally facilitated evaluation in 2014 and 2017.

The UK Code provides that all Directors should receive an induction on joining the Board and should regularly update and refresh their skills and knowledge (B.4). The Chairman should ensure that new Directors receive a full, formal and tailored induction on joining the Board (B.4.1). The Chairman should regularly review and agree with each Director their training and development needs (B.4.2).

Executive Sessions (303A.03 of the NYSE Manual)

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Nominating / Corporate Governance Committee (303A.04 of the NYSE Manual)

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

Meetings

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

The UK Code provides that the Chairman should promote a culture of openness and debate by facilitating the effective contribution of Non-Executive Directors, in particular, and ensuring constructive relations between Executive and Non-Executive Directors (A.3). In addition, the Chairman is responsible for ensuring that all Directors are made aware of their major shareholders’ issues and concerns, and the Chairman should ensure that the views of the shareholders are communicated to the Board as a whole (E.1 and E.1.1).

Nominations Committee

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (B.2.1).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on the Company’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board (B.2.1). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board)and leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession for the Board and Senior Management (B.2).

In compliance with the UK Code, the terms and conditions of appointment of Non-Executive Directors are available for inspection (B.3.2).

Compensation Committee (303A.05 of the NYSE Manual)

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

Remuneration Committee

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline should have a Remuneration Committee that is comprised of at least three independent Non-Executive Directors (D.2.1).

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code, which explain the Remuneration’s Committee’s role and the authority delegated to it by the Board and which are available on the Company’s website (D.2.1). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). Where remuneration consultants are appointed, they should be identified in the annual report and a statement should be made as to whether they have any other connection with the company

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

(f)	should consider whether the Directors should be eligible for annual bonuses and benefits under long- term incentive schemes and determine an appropriate balance between fixed and performance-related immediate and deferred remuneration bearing in mind that performance-related elements of Executive Directors’ remuneration should be designed to promote the long-term success of the Company and be transparent, stretching and rigorously applied (D.1, D.1.1 and Schedule A). Incentive schemes should include provisions that would enable the Company to recover sums paid or withhold the payment of any sum, and specify the circumstances in which it would be appropriate to do so (D.1.1).

The UK Code requires that pay-outs under incentive schemes should be subject to relevant and stretching performance criteria, including non-financial performance criteria where appropriate and remuneration incentives should be compatible with the Company’s risk policies and systems (Schedule A). In addition, remuneration of Non-Executive Directors should not include share options or other performance-related elements (D.1.3).

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

Audit Committee (303A.06 and 303A.07 of the NYSE Manual)

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees (B.6).

Audit & Risk Committee

GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline has an Audit & Risk Committee that is comprised of at least three independent Non-Executive Directors (C.3.1). The Company considers all members of the Audit & Risk Committee are independent. The Board has also satisfied itself, in line with the UK Code, that at least one member of the Audit & Risk Committee has recent and relevant financial experience and that the Audit & Risk Committee as a whole has competence relevant to the sector in which GlaxoSmithKline operates.

The UK Code requires the Audit & Risk Committee to:

(a)	monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgments contained in them (C.3.2);

(b)	review the Company’s internal financial controls and internal control and risk management systems (C.3.2);

(c)	monitor and review the effectiveness of the Company’s internal audit function (C.3.2);

(d)	Have primary responsibility for making a recommendation on the appointment, reappointment and removal of the external auditor (C.3.2);

(e)	make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor (C.3.2);

(f)	review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements (C.3.2);

(g)	develop and implement policy on the engagement of external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken (C.3.2);

(h)	report to the Board on how it has discharged its responsibilities; and

(i)	review arrangements by which the staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (C.3.5).

GlaxoSmithKline’s Audit & Risk Committee meets the requirements of Rule 10A-3 in that:

•	each member of the Audit & Risk Committee is deemed to be independent in accordance with the Securities Exchange Act of 1934, as amended, and applicable NYSE and UK requirements;

•	the Audit & Risk Committee, amongst other things, is responsible for recommending the appointment, compensation, maintenance of independence and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such accounting firm must report directly to the Audit & Risk Committee;

•	the Audit & Risk Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	the Audit & Risk Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	GlaxoSmithKline must provide appropriate funding for the Audit & Risk Committee.

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

(ii)	the committee’s responsibility to conduct an annual performance evaluation of the audit committee; and

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that the Audit & Risk Committee should be comprised of a minimum of three independent Non-Executive Directors (C.3.1).

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

(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act as well as to:

(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

(C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(D)	discuss policies with respect to risk assessment and risk management;

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

(F)	review with the independent auditor any audit problems or difficulties and management’s response;

(G)	set clear hiring policies for employees or former employees of the independent auditors; and

(H)	report regularly to the board of directors.

(c)	Each listed company must have an internal audit function.

The report should include:

•	the significant issues that the committee considered in relation to the financial statements, and how these issues were addressed (C.3.8);

•	an explanation of how it has assessed the effectiveness of the external audit process and the approach taken to the appointment or reappointment of the external auditor, information on the length of tenure of the current audit firm and when a tender was last conducted and advance notice of any retendering plans (C.3.8); and

•	if the external auditor provides non-audit services, an explanation of how auditor objectivity and independence are safeguarded (C.3.8).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (C.3.6), the audit committee monitor and review the effectiveness of GlaxoSmithKline’s internal audit function.

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that the Company must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (D.2.4 and Listing Rule 9.4). Please see section 5(d) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline include an explanation in its Annual Report of how it complies with the principles of the UK Code and that it confirms that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. With the exception of DTR 7.2.8AR and DTR 7.2.8BG (which apply to GlaxoSmithKline for the financial year beginning on 1 January 2017 and will be complied with in the 2017 Annual Report), GlaxoSmithKline has complied with these requirements in its 2016 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on the Company’s website.

Foreign Private Issuer Disclosure (303A.11 of the NYSE Manual)

11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	GlaxoSmithKline fulfils this requirement by publishing this document.

	Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.	GlaxoSmithKline fulfils this requirement by including this disclosure in its annual report on Form 20-F.

12.	Certification Requirements (303A.12 of the NYSE Manual)

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 158;

•	“Consolidated statement of comprehensive income” on page 158;

•	“Consolidated balance sheet” on page 159;

•	“Consolidated statement of changes in equity” on page 160;

•	“Consolidated cash flow statement” on page 161; and

•	“Notes to the financial statements” on pages 162 to 232

of the GSK Annual Report 2017 is incorporated herein by reference.

Report on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GlaxoSmithKline plc and its subsidiaries (“the Company”) at 31 December 2017 and 31 December 2016 and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2017, including the related notes, included in Exhibit 15.3 on pages 158 to 232 (collectively referred to as the “consolidated financial statements”). We have also audited the Company’s internal control over financial reporting at 31 December 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting at 31 December 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” included in item 15 of 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

16 March 2018

We have served as the Company or its merged predecessors’ auditor since 1977. Since at least 1974, we also served as auditor of a company acquired by a merged predecessor of the Company.

Item 19	Exhibits

1.1	Memorandum and Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on March 30, 2015.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.2	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N Walmsley dated December 20, 2016 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 17, 2017.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Patrick John Thompson Vallance dated December 19, 2016 is incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 17, 2017.

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N Walmsley dated March 29, 2017.

4.5	UK Service Agreement between GlaxoSmithKline LLC and Hal V. Barron dated December 16, 2017.

4.6	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016 . Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Shareholders’ Agreement relating to GlaxoSmithKline Consumer Healthcare Holdings Limited made on March 2, 2015, among Setfirst Limited, Novartis Holding AG, Novartis Finance Corporation, GlaxoSmithKline plc, Novartis AG and GlaxoSmithKline Consumer Healthcare Holdings Limited is incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016 . Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” 276 to 286 of the GSK Annual Report 2017 included as Exhibit 15.3.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2	Letter from PricewaterhouseCoopers LLP dated March 16, 2018.

15.3*	GSK Annual Report 2017.

101.1**	101.1 Interactive Data Files (XBRL-Related Documents).

*	Certain of the information included within Exhibit 15.3, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2017 is not deemed to be filed as part of this Form 20-F.

**	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GlaxoSmithKline plc

March 16, 2018	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer