Form 20-F
period 2018-12-31
GLAXOSMITHKLINE PLC
filed 2019-03-15
CIK 1131399

As filed with the Securities and Exchange Commission on March 15, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	New York Stock Exchange
3.125% Notes due 2021	New York Stock Exchange
Floating Rate Notes due 2021	New York Stock Exchange
2.850% Notes due 2022	New York Stock Exchange
2.800% Notes due 2023	New York Stock Exchange
3.375% Notes due 2023	New York Stock Exchange
3.625% Notes due 2025	New York Stock Exchange
3.875% Notes due 2028	New York Stock Exchange
5.375% Notes due 2034	London Stock Exchange
6.375% Notes due 2038	New York Stock Exchange
4.200% Notes due 2043	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,379,067,624

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act:

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GlaxoSmithKline plc’s Form 20- F for the year ended December 31, 2018 as set out below is being incorporated by reference from the “GSK Annual Report 2018” included as exhibit 15.3 to this Form 20-F dated and submitted on March 15, 2019 (the “GSK Annual Report 2018”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” on the inside back cover, “Directors’ Report” on page 94, “Directors’ statement of responsibilities” on pages 126 to 127, “Share capital and control” on pages 251 to 252, “Financial calendar”, “Results announcements” and “Financial reports” on page 253, “Annual General Meeting 2019” on page 254, “Registrar” on page 256, “ADS Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts” and “Share scam alert” page 257, “Section 13(r) of the US Securities Exchange Act” on page 259 and “Glossary of terms” on page 271 in each case of the GSK Annual Report 2018 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2018 incorporated by reference herein, namely the “Directors’ Report” (for which see page 94 thereof), the “Strategic Report” (pages 1 to 64 thereof, portions of which are incorporated by reference as described below) and the “Remuneration Report” (pages 95 to 124 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2018 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2018 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2018 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 229 to 231 (except the heading and the information under the heading “Financial results – Adjusted” on page 230); and

•	“Dividends” on page 253

of the GSK Annual Report 2018 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

Principal risks and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The risks below are those that we believe could cause our actual results to differ materially from expected and historical results. During 2018 we have evolved the cycle of management of these risks which helps us Identify, manage and report on our most important risks in a proportionate and consistent way.

We must adapt to and comply with a broad range of laws and regulations which apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer Healthcare products. These affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully on a continuous basis.

Also, during 2018 we have improved consistency of risk management across the organisation through evolution of our enterprise risk management and reporting cycle.

As rules and regulations change, and governmental interpretation evolves, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable law and regulations could materially and adversely affect our financial results.

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

More detail on the status and various uncertainties involved in our significant unresolved disputes and potential litigation is set out in Note 45, ‘Legal proceedings,’ on pages 215 to 218 of the GSK Annual Report 2018.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

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

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions about the safety of our products may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third parties that may analyse publicly available clinical trial results. Constant vigilance and flexibility is required in order to respond to a varied regulatory environment which continues to evolve and diverge globally.

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

The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and takes into account regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate. In addition, the worldwide nature of our operations means that our intellectual property, R&D and manufacturing operations are centered in a number of key locations. A consequence of this is that our cross-border supply routes, necessary to ensure supplies of medicines into numerous end markets, can be complex and result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Tax legislation itself is also complex and differs across the countries in which we operate. As such, tax risk can also arise due to differences in the interpretation of such legislation. The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities.

We expect there to be continued focus on tax reform in 2019 and future years driven by initiatives of the Organisation for Economic Cooperation & Development to address the taxation of the digital economy and European Commission initiatives including the use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation and relationship with key stakeholders.

Anti-bribery and corruption (ABAC)

Risk definition

Failure of GSK employees, consultants and third parties to comply with our Anti-bribery & corruption (ABAC) principles and standards, as well as with all applicable legislation.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action, and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition to legal and financial penalties, a failure to prevent bribery through complying with ABAC legislation and regulations could have substantial implications for the reputation of the company, the credibility of senior leaders, and an erosion of investor confidence in our governance and risk management.

Context

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector by its very nature maintains relationships with government bodies, is highly competitive and subject to regulation. This increases the instances where we are exposed to bribery and corruption risk.

The Group has been subject to a number of ABAC inquiries. We reached a resolution with the US authorities in 2016 regarding their ABAC inquiry, following which we were subject to a self-monitoring arrangement. The self-monitorship concluded in September 2018. Government investigations regarding our China and other business operations are ongoing. These investigations are discussed further in Note 45, ‘Legal proceedings’ on pages 215 to 218 of the GSK Annual Report 2018.

Commercial practices

Risk definition

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals (HCPs) and patients; and legitimate and transparent transfer of value.

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

As other pharmaceutical, vaccine and consumer companies, we face downward price pressure in major markets, declining emerging market growth, and negative foreign exchange impact.

Developing new Pharmaceutical, Vaccine and Consumer Healthcare products is a costly, lengthy and an uncertain process. A product candidate may fail at any stage, including after significant economic and human resources have been invested. Our competitors’ products or pricing strategies, or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our ability to achieve our strategic objectives.

We are committed to the ethical and responsible commercialisation of our products to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to provide important information about our medicines. Promotion of approved products seeks to ensure that HCPs globally have access to information they need, that patients and consumers have access to the information and products they need and that products are prescribed, recommended or used in a manner that provides the maximum healthcare benefit to patients and consumers. We are committed to communicating information related to our approved products in a responsible, legal and ethical manner.

Privacy

Risk definition

The failure to collect, secure, use and destroy personal information (PI) in accordance with applicable data privacy laws.

Risk impact

Non-compliance can lead to harm to individuals (e.g. financial loss, distress, prejudice) and GSK (e.g. fines, management time, operational inefficiency, out of pocket costs, and reputational damage). It can also damage trust between GSK and individuals, communities, business partners and government authorities.

The General Data Protection Regulation (GDPR) increased the enforcement powers of EU supervisory authorities, including by allowing them to impose fines of up to 4% of global revenue, and to require the suspension of processing PI in certain circumstances. GDPR also gives individuals the right to bring collective legal actions against GSK for failure to comply with data privacy laws.

Context

Data Privacy laws are diverse, with limited harmonisation, despite Europe’s adoption of GDPR. In many countries in which GSK operates, local data privacy laws govern how GSK can collect and use PI. It is challenging for multi-nationals to standardise their approach to compliance with data privacy laws due to the high-level of local variation. Governments are enforcing compliance with data privacy laws more rigorously. There is an increasing focus on the ethical use of PI, over and above compliance with data privacy laws, and individuals are increasingly aware of their rights under data privacy laws.

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

Context

Research relating to animals can raise ethical concerns. While we attempt to address this proactively, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is studied in humans. Animal research can provide critical information about the causes of diseases and how they develop. Nonetheless, we are continually seeking ways in which we can minimise our use of animals in research, whilst complying with regulatory requirements.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products.

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting, storage and retrieval. Our research data is governed by legislation and regulatory requirements. Research data and supporting documents are core components at various stages of pipeline progression decision-making and form the content of regulatory submissions, publications and patent filings. Poor data integrity can compromise our research efforts and negatively impact company reputation.

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

A wide variety of biological materials are used by GSK in discovery, research and development phases. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in Research and Development (R&D). We support the principles of access and benefit sharing to genetic resources as outlined in the CBD and the Nagoya Protocol, recognising the importance of appropriate, effective and proportionate implementation measures at national and regional levels.

Patent rights play an important role in providing GSK with a competitive advantage in the market. Any loss of patent protection in a market for GSK’s products developed through our R&D, including reducing the availability or scope of patent rights, could materially and adversely affect our financial results in that market. Absence of adequate patent or data exclusivity protection, which could lead to, for example, competition from manufacturers of generic pharmaceutical products, could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely impact our financial results. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of a product. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

Third party oversight risk (TPO)

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

Environment, health & safety and sustainability (EHS&S)

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

Information security

Risk definition

The risk to GSK business activities if information becomes disclosed to those not authorised to see it, or if information or systems fail to be available or are corrupted, typically because of cybersecurity threats, although accident or malicious insider-action may be contributory causes.

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

We believe that the cyber security incidents that we have experienced to date have not resulted in significant disruptions to our operations and have not had a significant adverse effect on our results of operations, or on third parties. However, as the threats evolve we cannot provide assurance that our significant efforts in protecting and monitoring our systems and information will always be successful in preventing compromise or disruption in future. They increasingly involve highly-resourced threat actors such as nation-states and organised criminals. Combined with the size and complexity of our IT systems and those of our supply chain partners (including outsourced operations), this means that our systems and information have been, and are expected to continue to be, the subject of cyber-attacks of various types.

Supply continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations, including key supply chains.

Risk impact

We recognise that failure to supply our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action and financial penalties that could adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, expose our workforce, facilities, operations and information technology to potential disruption from natural events (e.g. storm, earthquake), man-made events (e.g. civil unrest, terrorism), and global emergencies (e.g. Ebola outbreak, flu pandemic). It is important that we have robust crisis management and recovery plans in place to manage such events.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our license to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues.

We rely on materials and services provided by third party suppliers to make our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities, and components for the manufacture and packaging of Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third party services procured, such as services provided by contract manufacturing and clinical research organisations to support development of key products, are important to ensure continuous operation of our business.

Although we undertake risk mitigation we recognise that certain events could nevertheless still result in delays or service interruptions. We use effective crisis management and business continuity planning to provide for the health and safety of our people and to minimise impact to us, by maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Risks associated with the Consumer Healthcare Joint Venture with Pfizer

Completion of the transaction with Pfizer is subject to the satisfaction (or waiver, where applicable) of a number of conditions which, if not satisfied, may result in the transaction not proceeding and, in certain circumstances, could also result in the payment by GSK of a break fee

Completion of the transaction between GSK and Pfizer to form the Consumer Healthcare Joint Venture (the “Transaction”) is subject to the satisfaction (or waiver, where applicable) of a number of conditions on or before September 30, 2019 (which date may be extended by either party to December 31, 2019 or March 31, 2020 in the case of the conditions relating to the receipt of antitrust clearances), including:

•	the approval of the resolution in respect of the Transaction by GSK’s shareholders at the General Meeting of shareholders;

•

the receipt of various antitrust clearances in respect of the Transaction, including merger clearances by the EU Commission, expiry of any applicable waiting periods under the HSR Act and receipt of various other antitrust approvals;

•	there being no governmental orders restraining or otherwise prohibiting the Transaction;

•

the other party’s representations and warranties generally being true and correct as at completion of the Transaction, except to the extent that any failure to be true and correct (individually or in the aggregate) would not have a material adverse effect in relation to that party’s respective contributed business; and

•	each of GSK and Pfizer having performed and complied in all material respects with its respective pre-closing covenants.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). If any of the conditions are not satisfied (or waived, if applicable), the Transaction may not complete. If the Transaction fails to complete, the anticipated benefits of the Transaction will not be achieved and GSK would nonetheless have incurred costs in connection with the Transaction. In certain circumstances where the condition relating to the approval by GSK’s shareholders of the shareholders’ resolution in respect of the Transaction is not satisfied, GSK may also be required to pay a break fee of $900 million to Pfizer by way of compensation.

The terms on which antitrust and regulatory approvals are provided may jeopardize or delay the Transaction, result in additional expenditure and/or reduce the anticipated benefits of the Transaction

As a condition to their clearance of the Transaction, antitrust and regulatory authorities may require the modification of the terms of the Transaction or divestitures of parts of the GSK consumer healthcare business and/or the Pfizer consumer healthcare business or may otherwise place restrictions on the conduct of the business of the GSK Group following the acquisition of the Pfizer consumer healthcare business (the “Enlarged Group”). In addition, GSK may give undertakings, which may include proposing divestments or excluding certain assets from the Transaction, in order to obtain such clearances. Any such modifications, divestments or restrictions could jeopardise or delay completion of the Transaction, impose significant additional costs on the Enlarged Group and/or may reduce the anticipated benefits of the Transaction, any of which could materially and adversely affect the financial results of the Enlarged Group.

The outcome of the various antitrust and regulatory clearance applications is not yet known and is not within the control of GSK or Pfizer. As a result, there can be no certainty or assurance as to the outcome of such applications or that any such applications will be successful. In the event that antitrust and regulatory approvals are not received in each jurisdiction in which they are required, the Transaction may not be consummated either in that specific jurisdiction or, in certain circumstances, at all.

In addition, GSK and Pfizer are both obliged to take all actions and do all things necessary under applicable antitrust laws to consummate the Transaction. Without limiting the generality of this obligation, there is no limit on the number or value of any divestitures, undertakings or commitments that GSK may be required under the Stock and Asset Purchase Agreement with Pfizer to give in order to ensure that all antitrust and regulatory approvals required in connection with the Transaction are obtained. Any such divestitures, undertakings or commitments could reduce the anticipated benefits of the Transaction, including the realization of anticipated synergies, and could materially and adversely affect the results and operations of the Enlarged Group.

The Enlarged Group may experience difficulties in integrating the Pfizer consumer healthcare business with the GSK consumer healthcare business

The future prospects of the Enlarged Group will, in part, be dependent upon the Enlarged Group’s ability to integrate the Pfizer consumer healthcare business with the existing GSK consumer healthcare business, and the ability of the Enlarged Group to realize the anticipated benefits and cost savings from combining the respective businesses. Some of the potential challenges relating to integration may not become known until after completion of the Transaction.

The key potential difficulties in integrating the businesses include the following:

•

the complexity of transferring employees and assets (including intellectual property, third party contracts, real estate and marketing authorizations and other licenses/permits) and consolidating operations, infrastructure, procedures, systems, facilities, services and policies across many different countries, jurisdictions, regulatory systems and business cultures;

•	maintaining employee engagement and retaining and incentivizing key employees;

•	the diversion of management time and resources away from the day-to-day operations of the Group;

•

ensuring readiness upon completion of the Transaction and limiting disruption to the ongoing businesses of the Enlarged Group, including minimizing the risk of supply chain interruptions and ensuring that necessary transitional arrangements between Pfizer and the Enlarged Group function successfully;

•

replacing and/or integrating IT systems used by the Pfizer consumer healthcare business with those used by the GSK consumer healthcare business and transferring relevant data from Pfizer IT systems to GSK IT systems;

•	technical transfer of manufacturing and other processes and services, upon expiry of transitional manufacturing and services arrangements and/or in-sourcing of third party supply contracts; and

•	maintaining business continuity throughout integration.

Difficulties experienced in the integration process could potentially lead to the interruption of operations of the businesses, or a loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations or financial condition of the Enlarged Group.

Transaction-related costs may exceed GSK’s expectations

GSK expects to incur costs in relation to the Transaction, including integration and post-completion costs in order to implement the Transaction successfully and deliver anticipated costs savings. The actual costs may exceed those estimated and there may be additional and unforeseen expenses incurred in connection with the Transaction. In addition, GSK has incurred and will incur legal, accounting and transaction fees and other costs relating to the Transaction, a material part of which are payable whether or not the Transaction completes. Such costs could materially and adversely affect the realization of synergies and the results of operations of the Group or the Enlarged Group.

The Enlarged Group may fail to realize, or it may take longer than expected to realize, the anticipated benefits of the Transaction

The expected benefits of the Transaction, including any identified synergies, may not be achieved, or may take longer than expected to realize, and other assumptions upon which the terms of the Transaction have been determined may prove to be incorrect. To the extent that GSK incurs higher integration costs, achieves lower margin benefits or fewer cost savings than expected, the results of operations and financial condition of the Enlarged Group may suffer, which may materially and adversely affect GSK’s share price.

The Stock and Asset Purchase Agreement with Pfizer contains certain representations, warranties and indemnities, which could require GSK or GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSK Consumer Healthcare”) to make payments to Pfizer

The Stock and Asset Purchase Agreement with Pfizer contains certain representations, warranties and indemnities given by GSK and GSK Consumer Healthcare in favor of Pfizer. Any payment required under those representations, warranties and indemnities may have a material and adverse effect on the cash flow and financial condition of the Enlarged Group.

The consumer healthcare joint venture with Pfizer and the Enlarged Group may not have full recourse to Pfizer under the Stock and Asset Purchase Agreement

Under the terms of the Stock and Asset Purchase Agreement, Pfizer provides GSK Consumer Healthcare and GSK with certain representations, warranties and indemnities. However, these representations, warranties and indemnities may not cover all potential liabilities associated with the Pfizer consumer healthcare business, and they are in certain circumstances limited in their scope, duration and/or the amount which may be claimed under them. Accordingly, GSK Consumer Healthcare and GSK may not have recourse against Pfizer, or may not recover in full from Pfizer, for losses which it may suffer in respect of a breach of those warranties, or in respect of the subject matter of any of the indemnities, or otherwise in respect of the consumer healthcare joint venture. This could materially and adversely affect the operations and financial results of the consumer healthcare joint venture and, following completion of the Transaction, the Enlarged Group.

Events or developments may occur which have an adverse effect on the businesses that are the subject of the Transaction but do not entitle GSK to terminate the Transaction

Pursuant to the Stock and Asset Purchase Agreement, GSK will only be entitled to terminate the Transaction: (i) if agreed between the parties; (ii) if completion of the Transaction has not occurred by September 30, 2019 (which date may be extended by either party to December 31, 2019 or March 31, 2020 if the Transaction has not completed as a result of a failure to satisfy (or waive, as applicable) any of the conditions relating to the receipt of antitrust clearances); (iii) if Pfizer fails to perform its obligations at completion of the Transaction; (iv) if any breach of Pfizer’s representations and warranties as at completion of the Transaction constitutes a material adverse effect in relation to the Pfizer consumer healthcare business; (v) Pfizer has materially breached its covenants and agreements to be performed or complied with prior to completion of the Transaction; (vi) there being a governmental order permanently prohibiting the Transaction; or (vii) if GSK’s shareholders do not approve the shareholders’ resolution in relation to the Transaction at the General Meeting of shareholders.

During the period prior to completion of the Transaction, events or developments may occur which have an adverse effect on the Pfizer consumer healthcare business but do not enable GSK to terminate the Transaction under the terms of the Stock and Asset Purchase Agreement. GSK would then be required to proceed to completion of the Transaction notwithstanding the adverse events or developments, and this could have a material and adverse effect on the business, financial condition and results of GSK.

Failure to obtain third party consents from contractual counterparties of the Pfizer consumer healthcare business may reduce the anticipated benefits of the Transaction

The Pfizer group is party to a number of contracts relating to the Pfizer consumer healthcare business with third parties in respect of which it is intended that either the relevant contracting entity within the Pfizer group will be transferred to the consumer healthcare joint venture or the contract will be assigned to the consumer healthcare joint venture. Certain of those contracts may provide the counterparty with a right to terminate as a result of (i) the change of control of, or assignment by, the Pfizer contracting party; and/or (ii) breach of applicable non-compete restrictions as a result of the contract being held within the Enlarged Group. If such contracts are terminated or the counterparties do not grant consents/waivers on favourable terms, this may reduce the anticipated benefits of the Transaction and could have a material adverse effect on the Enlarged Group’s business, financial condition and/or results of operations.

Risks of executing the Transaction could cause the market price of GSK shares to decline

The market price of GSK’s shares may decline as a result of the Transaction, among other reasons, if:

•	the integration of the Pfizer consumer healthcare business into the Group is delayed or unsuccessful;

•	GSK does not achieve the anticipated benefits of the Transaction as rapidly, or to the extent anticipated by GSK’s management, analysts or investors, or at all;

•	the effect of the Transaction on GSK’s financial results is not consistent with the expectations of analysts or investors; or

•	GSK’s shareholders sell a significant number of shares following completion of the Transaction.

The successful completion of a separation of the consumer healthcare joint venture initiated by GSK may be dependent on a number of factors that are outside GSK’s control, including favorable conditions in public equity markets and public or private debt markets and changes in applicable law and regulation

GSK’s ability to exit the consumer healthcare joint venture through a listing and admission to trading of shares of GSK Consumer Healthcare on the London Stock Exchange, the Nasdaq Stock Market or the New York Stock Exchange (the “Separation”) initiated by GSK may be dependent on a number of factors such as (i) the condition of public or private debt markets being such that the consumer healthcare joint venture is able to raise, on terms acceptable to the Group, sufficient levels of debt finance to undertake a pre-separation recapitalization and distribution of the proceeds to GSK and Pfizer and (ii) the condition of public equity markets being such as to enable a successful sale or demerger of shares in the consumer healthcare joint venture. Conditions in public equity markets and public or private debt markets are not within GSK’s control and disruption in those markets may impede GSK’s ability to exit the consumer healthcare joint venture at the desired time or in the desired way.

In addition, GSK’s ability to implement a successful Separation initiated by GSK, including by way of a demerger of its equity stake and a listing of the consumer healthcare joint venture on the London Stock Exchange, the Nasdaq Stock Market or the New York Stock Exchange, may be impeded or prevented by any change of law, regulation or the rules of any authority to which GSK is subject (including, for example, any rules or guidance issued by the U.K. Financial Conduct Authority or H. M. Revenue & Customs) or any change to the way in which applicable law and regulation is interpreted and applied by the relevant authorities. Such changes are outside the control of GSK and there can be no guarantee that GSK’s preferred strategy in relation to the Separation will be capable of being implemented.

If GSK is not able to execute a successful Separation, including by undertaking a pre-separation recapitalization of the consumer healthcare joint venture and completing a demerger of its equity stake, at a time and on terms acceptable to it, the Group may not be able to implement its preferred strategy, including in relation to its pharmaceuticals and vaccines business, the reduction of leverage associated with those businesses, and the support for those businesses’ ongoing investment requirements (especially the Group’s R&D pipeline). This may have a material and adverse effect on the business, financial condition, results and operations of the Enlarged Group.

The expected benefits of a successful completion of a Separation initiated by GSK of the consumer healthcare joint venture from the Group may not be realized and such a Separation may be detrimental to the consumer healthcare joint venture and/or the Group

Following a successful Separation, there can be no guarantee that the expected benefits of such a Separation will be realized. In particular, if such a Separation does proceed, both the consumer healthcare joint venture and the Group (excluding the consumer healthcare business) will form smaller, less diversified groups. As a result, each separate group may be more exposed to cyclical, sector-specific or other risks than the Group and, following completion of the Transaction, the Enlarged Group are currently. In addition, consistent with their smaller sizes, each separate group may not be able to obtain future debt or equity financing or put in place other contractual arrangements on terms as favorable as the Group and, following completion of the Transaction, the Enlarged Group are currently able to achieve. Were any of these risks to be realized following a Separation, this may have a material and adverse effect on the business, financial condition, results and operations of the consumer healthcare joint venture and/or the Group (excluding the consumer healthcare business).

The completion of a Separation initiated by Pfizer, causing the consumer healthcare joint venture to become a listed, publicly traded company, would reduce GSK’s control over the consumer healthcare joint venture

Under the terms of the Shareholders’ Agreement between GSK and Pfizer in relation to the consumer healthcare joint venture, in the event that GSK has not exercised its exit rights in respect of the consumer healthcare joint venture within five years following completion of the Transaction, Pfizer will be entitled to initiate a Separation from that point in time. While GSK would not be required to sell or demerge any of its shares in the consumer healthcare joint venture as part of such a Separation initiated by Pfizer and could therefore retain its proportionate equity stake, GSK’s rights to appoint directors to the board of directors of the joint venture and other control rights would be reduced to a customary level for a company listed on the same exchange as the primary listing of the consumer healthcare joint venture, such that GSK would lose overall control of the board of directors of the consumer healthcare joint venture and its control rights under the Shareholders’ Agreement would cease to apply. In that event, GSK may not be able to direct the business and operations of the consumer healthcare joint venture in accordance with the strategy and objectives of the Enlarged Group, which could have a material and adverse effect on the business, financial condition and results of the Enlarged Group.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 38 – Acquisitions and disposals” on pages 191 to 193

of the GSK Annual Report 2018 is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. GSK’s Internet address is gsk.com.

4.B	Business overview

•	See Item 3.D “Risk factors” above;

In addition, the information set forth under the headings:

•	“GSK at a glance” on page 1;

•	“Chairman’s statement” on page 2;

•	“CEO’s statement” on page 3;

•	“Our long-term priorities” on page 7;

•	“Industry trends” on pages 9 to 10;

•	“Stakeholder engagement” on page 11;

•	“Our business model” on page 12;

•	“Pharmaceuticals” on pages 13 to 17;

•	“Vaccines” on pages 18 to 20;

•	“Consumer Healthcare” on pages 21 to 23;

•	“Trust” on pages 24 to 33 (excluding the heading and the paragraph under the heading “Our approach to reporting” on page 24);

•	“Note 6 – Turnover and segment information” on pages 153 to 156;

•	“Note 38 – Acquisitions and disposals” on pages 191 to 193;

•	“Pharmaceutical products, competition and intellectual property” on pages 238 to 239;

•	“Vaccines products, competition and intellectual property” on page 239; and

•	“Consumer Healthcare products and competition” on page 240

of the GSK Annual Report 2018 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 44 – Principal Group companies” on page 214; and

•	“Group Companies” on pages 260 to 270

of the GSK Annual Report 2018 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the headings:

•	“Property, plant and equipment” within “Group financial review” on page 58;

•	“Note 6 – Turnover and segment information” on pages 153 to 156; and

•	“Note 17 – Property, plant and equipment” on pages 165 to 166 of the GSK Annual Report 2018 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Regulatory environment” on page 10;

•	“Our approach to Brexit” within “Risk management” on page 36;

•	“Non-controlling interests in ViiV Healthcare” on page 41;

•	“Cash generation and conversion” on pages 56 to 57;

•	“Financial position and resources” on pages 58 to 62;

•	“Treasury policies” on pages 62 to 63; and

•	“Critical accounting policies” on pages 63 to 64

of the GSK Annual Report 2018 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References in the GSK Annual Report 2018 to the reconciliations on page 51 of that report should be read to refer to the information in these tables.

Adjusted results reconciliation – 31 December 2018
Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	Adjusted
results	amortisation	impairment	restructuring	-related	other items	results
£m	£m	£m	£m	£m	£m	£m
Gross profit	20,580	536	69	443	15	21,643
Operating profit	5,483	580	116	809	1,977	(220)	8,745
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543
Earnings per share	73.7	p	9.6	p	2.0	p	13.1	p	30.2	p	(9.2	)p	119.4	p
Weighted average number of shares (millions)	4,914	4,914

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,241)	536	69	443	15	(9,178)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,915)	2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49	20	(3,735)
Other operating income	(1,588)	2	1,864	(278)	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(717)	4	(3)	18	(698)
Profit on disposal of associates	3	(3)	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)

Adjusted results reconciliation – 31 December 2017
Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	US tax	Adjusted
results	amortisation	impairment	restructuring	-related	other items	reform	results
£m	£m	£m	£m	£m	£m	£m	£m
Gross profit	19,844	546	400	545	80	21,415
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257
Earnings per share	31.4	p	9.4	p	10.5	p	17.4	p	19.2	p	(9.4	)p	33.3	p	111.8	p
Weighted average number of shares (millions)	4,886	4,886

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,342)	546	400	545	80	(8,771)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,672)	248	83	(9,341)
Research and development	(4,476)	45	288	263	18	(3,862)
Other operating income	(1,965)	1,519	(220)	666	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(669)	4	8	(657)
Profit on disposal of associates	94	(94)	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)

Adjusted results reconciliation – 31 December 2016
Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	Adjusted
results	amortisation	impairment	restructuring	-related	other items	results
£m	£m	£m	£m	£m	£m	£m
Gross profit	18,599	547	7	297	86	2	19,538
Operating profit	2,598	588	20	970	3.919	(424)	7,671
Profit before taxation	1,939	588	20	974	3,919	(416)	7,024
Profit after taxation	1,062	458	15	757	3,480	(246)	5,526
Earnings per share	18.8	p	9.4	p	0.3	p	15.6	p	61.6	p	(5.1	)p	100.6	p
Weighted average number of shares (millions)	4,860	4,860

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(9,290)	547	7	297	86	2	(8,351)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,366)	514	55	(8,797)
Research and development	(3,628)	41	13	159	(81)	28	(3,468)
Other operating income	(3,405)	3,914	(509)	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(664)	4	8	(652)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(877)	(130)	(5)	(217)	(439)	170	(1,498)

Financial review 2018

The information set forth in the Group financial review on pages 37 to 64 of the GSK Annual Report 2018 is incorporated herein by reference excluding the following sections:

•	“Viability Statement” on pages 39 and 44;

•	“Outlook” on page 39”;

•	“Non-controlling interests in ViiV Healthcare” on page 41;

•	“Our approach to tax” on page 43; and

•	“Adjusting items” on page 51.

Outlook

In 2019, we expect Adjusted EPS to decline in the range of -5 to -9% at CER. This guidance reflects the expected impact of the Tesaro acquisition and the significant investments we are making behind its products and pipeline. It also reflects the completion of the other recently announced transactions, as well as the approval of a substitutable generic competitor to Advair in the US.

We are not able to give guidance for Total results as we cannot reliably forecast certain material elements of our Total results such as impairments of intangible assets and the future fair value movements on contingent consideration and put options, including those arising from changes in foreign exchange rates, and therefore a reconciliation of the guidance for Adjusted results to equivalent guidance for Total results is not available without unreasonable effort.

Financial review 2017

Group turnover 2017

Group turnover

	2017 £m	2016 £m	Growth £%	Growth CER%
Pharmaceuticals	17,276	16,104	7	3
Vaccines	5,160	4,592	12	6
Consumer Healthcare	7,750	7,193	8	2

Group turnover	30,186	27,889	8	3

Group turnover for the year increased 8% AER, 3% CER to £30,186 million, with growth delivered by all three businesses.

Pharmaceuticals sales were up 7% AER, 3% CER, reflecting the continued strong growth of the new Respiratory and HIV products, partly offset by declines in older Respiratory products, including Seretide/Advair and Established Pharmaceuticals, including the impact of recent divestments.

Vaccines sales were up 12% AER, 6% CER, reflecting a strong performance from Meningitis and Influenza vaccines and higher demand for Established Vaccines, as well as the benefit of favourable year-on-year US CDC stockpile movements.

Consumer Healthcare sales grew 8% AER, 2% CER reflecting a strong performance from power brands in the Pain and Oral health categories, partly offset by the impact of continued competitive pressures in the US allergy category and a broader market slowdown in key categories. In addition, reported growth was impacted by the Nigerian beverages business divestment in Q3 2016 and the implementation of the Goods & Service Tax (GST) in India on 1 July 2017.

Group turnover by geographic region

	2017 £m	2016 £m	Growth £%	Growth CER%
US	11,263	10,197	10	6
Europe	7,943	7,476	6	—
International	10,980	10,216	7	3

	30,186	27,889	8	3

The US sales growth of 10% AER, 6% CER was driven by continued strong performances from Triumeq and Tivicay and growth in the Respiratory portfolio, together with strong performances in the US from Hepatitis and Meningitis vaccines.

Europe sales grew 6% AER, but were flat at CER as growth from Triumeq, Tivicay and Meningitis vaccines was offset by the decline in Established Pharmaceuticals, including the impact of the disposal of the Romanian distribution business in Q4 2016. Respiratory sales were up 5% AER, but flat at CER, as the decline in Seretide offset the growth in the new Respiratory products.

In International, sales growth of 7% AER, 3% CER reflected strong growth in Triumeq, Tivicay and the Respiratory portfolio, with Established Pharmaceuticals flat, including the impact of divestments. Growth in Emerging Markets of 8% AER, 4% CER was also impacted by divestments.

Sales from new Pharmaceutical and Vaccine products

	2017 £m	2016 £m	Growth £%	Growth CER%
Respiratory
Anoro Ellipta	342	201	70	63
Arnuity Ellipta	35	15	>100	>100
Incruse Ellipta	201	114	76	68
Nucala	344	102	>100	>100
Relvar/Breo Ellipta	1,006	620	62	55
CVMU
Eperzan/Tanzeum	87	121	(28)	(31)
HIV
Tivicay	1,404	953	47	40
Triumeq	2,461	1,735	42	35
Pharmaceuticals	5,880	3,861	52	45
Bexsero	556	390	43	34
Menveo	274	202	36	29
Shingrix	22	—
Vaccines	852	592	44	36

	6,732	4,453	51	44

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products are as set out above and do not include Trelegy Ellipta and Juluca, which had initial sales in 2017 of £2 million and £5 million, respectively. The Group has previously announced its plans to withdraw Tanzeum. At 2015 exchange rates the equivalent value of the 2017 sales was £5.7 billion.

Sales of New Pharmaceutical and Vaccine products were £6,732 million, grew £2,279 million in Sterling terms (51% AER, 44% CER) and represented approximately 30% of Pharmaceuticals and Vaccines turnover in the year.

Pharmaceuticals turnover

	2017 £m	2016 £m	Growth £%	Growth CER%
Respiratory	6,991	6,510	7	3
HIV	4,350	3,556	22	16
Immuno-inflammation	377	340	11	6
Established Pharmaceuticals	5,558	5,698	(2)	(5)

	17,276	16,104	7	3

Pharmaceuticals turnover in 2017 was £17,276 million, up 7% AER, 3% CER. Respiratory sales grew 7% AER, 3% CER to £6,991 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 22% AER, 16% CER to £4,350 million, driven by increases in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals declined 2% AER, 5% CER, reflecting a three percentage point impact of recent divestments. These divestments reduced overall Pharmaceuticals CER growth by one percentage point, most significantly impacting the contribution from Europe and Emerging Markets.

In the US, sales growth of 11% AER, 6% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 3% AER but declined 3% CER, reflecting the continued transition of the Respiratory portfolio and generic competition to Kivexa as well as the disposal of the Romanian distribution business during Q4 2016 which reduced growth by three percentage points. Reported International sales growth was impacted by the benefit to Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which reduced reported growth in International by one percentage point and in Emerging Markets by two percentage points to 7% AER, 5% CER. Sales in Japan grew 6% AER, 3% CER.

Respiratory

Total Respiratory portfolio sales were up 7% AER, 3% CER, with the US up 8% AER, 3% CER, Europe up 5% AER but flat at CER and International up 9% AER, 5% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £1,930 million in 2017 with sales of Ellipta products up 67% AER, 59% CER driven by continued strong growth in the US and the ongoing roll-out across Europe and International. Sales of Nucala were £344 million, a Sterling increase of £242 million, and included sales of £236 million in the US.

The aggregate growth of the Ellipta products was driven primarily by the contribution of the US, where sales were up 72% AER, 65% CER on the back of further market share gains. Total Relvar/Breo Ellipta sales grew 62% AER, 55% CER to £1,006 million, with the US up 75% AER, 67% CER to £602 million. Anoro Ellipta sales grew 70% AER, 63% CER to £342 million, also reflecting market share gains in the US. All Ellipta products, Breo, Anoro, Incruse and Arnuity, continued to grow market share in the US in the year.

Seretide/Advair sales declined 10% AER, 14% CER to £3,130 million. Sales in the US declined 12% AER, 16% CER (5% volume decline and a 11% negative impact of price), with payer rebate adjustments related to prior periods favourably impacting sales in the year. In Europe, Seretide sales were down 12% AER, 17% CER to £736 million (11% volume decline and a 6% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide declined 5% AER, 8% CER to £784 million (6% volume decline and a 2% negative impact of price), also reflecting increased generic competition and the transition to the newer Respiratory products.

Pricing pressures also affected other older products with Ventolin sales declining 2% AER, 6% CER to £767 million, including the negative impact of payer rebate adjustments related to prior periods in the US. Flixotide/Flovent sales were down 6% AER, 10% CER to £596 million, with the US down 15% AER, 18% CER.

The net impact of adjustments to payer rebates for prior periods across the US Respiratory portfolio was broadly neutral to reported US Respiratory sales.

HIV

HIV sales increased 22% AER, 16% CER to £4,350 million in the year, with the US up 26% AER, 21% CER, Europe up 10% AER, 3% CER and International up 33% AER, 26% CER. The growth in all three regions was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £2,461 million and £1,404 million, respectively, in the year. Juluca was approved in the US in November 2017, and recorded initial sales of £5 million.

Epzicom/Kivexa sales declined 59% AER, 61% CER to £234 million, reflecting the ongoing generic competition since Q3 2016.

Immuno-inflammation

Sales grew 11% AER, 6% CER in the year. The negative impact of the divestment of raxibacumab, which recorded strong sales in Q4 2016, was more than offset by the growth of Benlysta, up 23% AER, 17% CER to £375 million, driven by a strong US performance.

Established Pharmaceuticals

Sales of Established Pharmaceuticals in 2017 were £5,558 million, declining 2% AER, 5% CER, impacted by the comparison with the accelerated sale of inventory under supply agreements to Novartis in Q1 2016 as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017 and the disposal of the Romanian distribution business in Q4 2016. The impact of these disposals on the growth of the Established Pharmaceuticals portfolio was approximately three percentage points.

The Avodart franchise declined 3% AER, 9% CER to £613 million primarily due to the loss of exclusivity in the US and Europe and the impact of favourable RAR adjustments in 2016.

Dermatology sales grew 16% AER, 11% CER to £456 million, reflecting improved supply in Emerging Markets and growth in Japan, while Augmentin sales grew 4% AER, 2% CER to £587 milliion.

Vaccines turnover

	2017 £m	2016 £m	Growth £%	Growth CER%
Meningitis	890	662	34	27
Influenza	488	414	18	12
Shingles	22	—
Established Vaccines	3,760	3,516	7	1

	5,160	4,592	12	6

Vaccines turnover grew 12% AER, 6% CER to £5,160 million, primarily driven by Meningitis vaccines, with Bexsero growing across all regions and Menveo growing in the US and Europe, and higher sales of influenza products, primarily in the US and Europe. Established Vaccines growth was driven by Hepatitis vaccines, mainly due to a competitor supply shortage in the US, higher demand for Boostrix and Rotarix and the launch of Cervarix in China. Favourable year-on-year CDC stockpile movements for Infanrix, Pediarix and Menveo in the US also contributed to growth. These were partly offset by increasing competitive pressures on Infanrix, Pediarix in the US and Europe, and lower Synflorix sales, driven primarily by lower pricing in developing countries.

Meningitis

Meningitis sales grew 34% AER, 27% CER to £890 million. Bexsero sales growth of 43% AER, 34% CER was driven by new national immunisation programmes, private market sales and regional tenders in Europe, as well as growing demand and share gains in the US, together with strong private market sales in International. Menveo sales grew 36% AER, 29% CER, primarily driven by the impact of favourable year-on-year CDC stockpile movements, partly offset by supply constraints in International.

Influenza

Fluarix/FluLaval sales were up 18% AER, 12% CER to £488 million, reflecting strong sales execution, primarily in the US, and higher demand in Europe.

Shingles

Shingrix recorded initial sales into the channel of £22 million in the US after its FDA approval and favourable ACIP recommendations.

Established Vaccines

Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 5% AER, but flat at CER. Boostrix sales grew 19% AER, 13% CER, benefiting from higher demand across all regions. Infanrix, Pediarix sales were down 3% AER, 8% CER, mainly driven by increased competitive pressures in the US and Europe, together with a new market entrant in Europe, partly offset by favourable year-on-year CDC stockpile movements in the US.

Hepatitis vaccines grew 15% AER, 10% CER to £693 million, benefiting from a competitor supply shortage and higher demand in the US, partly offset by the unfavourable impact of CDC stockpile movements in the US and supply constraints in Europe and International.

Rotarix was up 12% AER, 6% CER to £524 million, reflecting higher demand in Europe and International.

Synflorix sales were up 1% AER, but down 6% CER to £509 million, due to lower pricing in Emerging Markets partly offset by higher demand elsewhere in International.

Priorix/Priorix Tetra/Varilrix sales were flat at AER, but down 5% CER to £301 million, mainly due to supply constraints in International.

Cervarix sales increased by 65% AER, 57% CER to £134 million, driven by its recent launch in China.

Consumer Healthcare turnover

	2017 £m	2016 £m	Growth £%	Growth CER%
Wellness	4,001	3,726	7	2
Oral health	2,466	2,223	11	6
Nutrition	680	674	1	(5)
Skin health	603	570	6	—

	7,750	7,193	8	2

	2017 £m	2016 £m	Growth £%	Growth CER%
US	1,826	1,761	4	(1)
Europe	2,360	2,169	9	3
International	3,564	3,263	9	4

	7,750	7,193	8	2

Consumer Healthcare turnover was up 8% AER, 2% CER at £7,750 million, impacted by slower global growth in key categories. A strong performance by power brands across Wellness and Oral health was partly offset by competitive pressures in the US allergy category, impacting Flonase OTC, as well as lower sales of tail brands across the Nutrition and Skin health categories and a broader market slowdown in key categories. In addition, reported growth was impacted by the disposal of the Nigeria beverages business in Q3 2016 and the implementation of the Goods & Service Tax (GST) in India in July, the net effects of which were partly offset by the benefit of the comparison with the impact of demonetisation in India in Q4 2016. The divestment, GST and demonetisation combined to reduce overall Consumer Healthcare CER growth by approximately one percentage point.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 13% of sales in the period. Notable launches this year included parodontax and Flonase Sensimist in the US, the continued global roll out of Flonase OTC and several line extensions for Sensodyne, including next generation Sensodyne Rapid Relief and Sensodyne Deep Clean.

Wellness

Wellness sales grew 7% AER, 2% CER to £4,001 million. This reflected a strong performance from Voltaren and Cold & flu seasonal products, partly offset by a weaker performance from US allergy products.

Respiratory sales were up 7% AER, 2% CER as strong broadly-based growth from Theraflu and Otrivin, particularly in Europe and International, was partly offset by competitive pressures in the US for Flonase OTC from private label products.

Pain relief sales were up 10% AER, 4% CER, driven significantly by Voltaren with growth across all regions, benefiting from momentum in the 12-hour variant, strong in-store and marketing activation, expansion of expert detailing and strong performances in International markets. Panadol also grew strongly in Europe, benefiting from new advertising campaigns, and in International in low single digits.

Oral health

Oral health sales grew 11% AER, 6% CER to £2,466 million. Sensodyne continued to drive performance, reporting growth of 12% AER, 8% CER, with strong delivery in all regions following the roll out of next generation Sensodyne Rapid Relief and the launch of Pronamel Strong & Bright. Sales of parodontax continued to grow strongly, reflecting double-digit performances in Europe and International, driven by a brand reset and increases in dentist recommendations, as well as the US launch in the first quarter. Denture care grew in mid-single digits with double-digit growth in emerging markets partly offset by slower consumption growth in the US and Germany.

Nutrition

Nutrition sales grew 1% AER and declined 5% CER to £680 million, adversely impacted by the sale of the Nigeria beverages business in Q3 2016 and the implementation of GST on 1 July, as well as continued competitive pressures for Horlicks in India. The net impact of the divestment of the Nigeria beverages business, implementation of GST offset by the favourable comparison with the impact of demonetisation in the prior year reduced Nutrition CER growth by approximately six percentage points.

Skin health

Skin health sales grew 6% AER, but were flat at CER at £603 million, with low single-digit growth in the US, a slight decline within Europe and International flat. Fenistil sales grew strongly, with good performances in Central & Eastern Europe, Germany and the Middle East, following digital activation and new media campaigns. Physiogel and Lamisil continued to be impacted by competitor activity, whilst Lip care sales grew in mid-single digits.

The total results of the Group are set out below.

		2017		2016
		% of		% of	Growth
	£m	turnover	£m	turnover	£%	CER%
Turnover	30,186	100	27,889	100	8	3
Cost of sales	(10,342)	(34.3)	(9,290)	(33.3)	11	8
Selling, general and administration	(9,672)	(32.0)	(9,366)	(33.6)	3	(1)
Research and development	(4,476)	(14.8)	(3,628)	(13.0)	23	19
Royalty income	356	1.1	398	1.4	(11)	(13)
Other operating income/(expense)	(1,965)	(6.5)	(3,405)	(12.2)

Operating profit	4,087	13.5	2,598	9.3	57	39
Net finance costs	(669)		(664)
Profit on disposal of interest in associates	94		—
Share of after tax profits of associates and joint ventures	13		5

Profit before taxation	3,525		1,939		82	58
Taxation	(1,356)		(877)

Profit after taxation for the year	2,169		1,062		>100	71

Profit attributable to shareholders	1,532		912

Earnings per share (p)	31.4		18.8		67	36

Earnings per ADS (US$)	0.82		0.51

Cost of sales

Cost of sales as a percentage of turnover was 34.3%, up 1.0 percentage points in Sterling terms and up 1.4 percentage points in CER terms compared with 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes including non-cash write downs as a result of plant closures and the write down of assets related to the progressive withdrawal of Tanzeum, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments. This was partly offset by a more favourable product mix across all three businesses, particularly in Pharmaceuticals, reflecting the impact of higher HIV sales, and in Vaccines, reflecting the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016. There was also a continued contribution from integration and restructuring savings in all three businesses.

Selling, general and administration

SG&A costs were 32.0% of turnover, 1.5 percentage points lower than in 2016 in Sterling and CER terms. This primarily reflected lower restructuring costs and tight control of ongoing operating costs, particularly in Consumer Healthcare, as well as continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development

R&D expenditure was £4,476 million (14.8% of turnover), 23% higher than in 2016 at AER and 19% higher at CER. This included charges of £106 million from the utilisation of the Priority Review Voucher in 2017 as well as increased investment in the progression of a number of mid and late-stage programmes. In addition, there were higher restructuring costs, primarily as a result of the provision for future clinical obligations as a result of the progressive withdrawal of Tanzeum and the decision to terminate the rights to sirukumab, and higher intangible asset impairments.

	2017	2016	Growth
	£m	£m	£%	CER%
Discovery	1,020	821	24	21
Development	1,450	1,249	16	13
Facilities and central support functions	536	558	(4)	(7)
Total Pharmaceuticals	3,006	2,628	14	11
Vaccines R&D	621	597	4	(2)
Consumer Healthcare R&D	235	243	(3)	(7)

	3,862	3,468	11	8
Items reconciling Adjusted R&D to Total R&D	614	160

Research and development	4,476	3,628	23	19

The growth in Development expenditure was driven by the progression of a number of mid and late-stage programmes in HIV, Respiratory and Anaemia, together with the utilisation of the Priority Review Voucher in Q2 2017. The continuing high growth in Discovery expenditure reflected further investment in the early stage Oncology portfolio.

Royalty and other operating income/(expense)

Net other operating expense of £1,609 million (2016 – £3,007 million) primarily reflected lower accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. The remeasurement charges of £2,185 million (2016 – £3,914 million) reflected updated trading forecasts and changes in exchange rate assumptions as well as the unwinding of the discount applied to these future liabilities of £1,001 million. They also included charges of £666 million arising from the positive impact of US tax reform on the valuation of the Consumer Healthcare and HIV businesses. These charges were partly offset by the gain of £250 million on the disposal of the anaesthesia business to Aspen and royalty income of £356 million (2016 – £398 million).

Operating profit

Total operating profit was £4,087 million in 2017 compared with £2,598 million in 2016. The increase primarily reflected a reduced impact from accounting charges related to the remeasurement of the liabilities for contingent consideration, put options and preferential dividends. In addition operating profit benefited from an improved operating margin driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in all three businesses. In Vaccines, there was also a favourable year-on-year comparison with inventory adjustments in 2016 and the benefit of a one-off settlement in cost of sales. Continued tight control of ongoing costs and benefits from restructuring and integration also contributed to improved margins in Vaccines and Consumer Healthcare, but in Pharmaceuticals, the benefits were offset by an overall increase in Pharmaceuticals R&D investment (including the impact of the Priority Review Voucher) together with continuing price pressure, particularly in Respiratory, and supply chain investments to support new products.

Net finance costs

Finance income	2017 £m	2016 £m
Interest and other income	63	70
Fair value movements	2	2

	65	72

Finance expense
Interest expense	(720)	(701)
Unwinding of discounts on liabilities	(16)	(16)
Remeasurements and fair value movements	(4)	(4)
Other finance expense	6	(15)

	(734)	(736)

Profit on disposal of associates

The profit on disposal of associates was £94 million (2016 – £nil). This arose from the disposal of our entire shareholdings in two associates, River Vision Development Co. Ltd and JCR Pharmaceuticals Co Ltd.

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £13 million (2016 – £5 million).

Profit before taxation

Taking account of net finance costs, the profit on disposal of associates and the share of profit of associates, profit before taxation was £3,525 million compared with £1,939 million in 2016.

Taxation

	2017 £m	2016 £m
UK current year charge	199	241
Rest of world current year charge	1,928	1,326
Charge in respect of prior periods	(508)	(149)
Total current taxation	1,619	1,418
Total deferred taxation	(263)	(541)

Taxation on total profits	1,356	877

A tax charge of £1,356 million on Total profit represented an effective tax rate of 38.5% (2016 – 45.2%) and included a charge of £1,078 million arising from US tax reform as described in more detail on page 68. This was partly offset by a £483 million benefit from Swiss tax reform, arising from the revaluation of deferred tax liabilities on acquired Consumer Healthcare brands to reflect a reduction in the headline tax rate.

Non-controlling interests

The allocation of earnings to non-controlling interests amounted to £637 million (2016 – £150 million), including the non-controlling interest allocations of Consumer Healthcare profits of £415 million (2016 – £203 million) and the allocation of ViiV Healthcare profits, which increased to £187 million (2016 – £83 million loss) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation of ViiV Healthcare profits primarily reflected the impact of lower remeasurement charges and the increase in allocation of Consumer Healthcare profits reflected improved operating profits together with the benefit of Swiss tax reform in 2017.

Earnings per share

Total earnings per share were 31.4p, compared with 18.8p in 2016. The increase reflected the reduced impact of charges arising from the revaluations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, the benefit from Swiss tax reform and improved performances by the relevant businesses, partly offset by the charges arising from US tax reform.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2016.

Items adjusted from Total results to present Adjusted results

Total results are adjusted for a number of items in order to present Adjusted results, as explained defined on pages 40 and 41 of the GSK Annual Report 2018. The items are discussed below.

Intangible asset amortisation and impairment

Intangible asset amortisation was £591 million, compared with £588 million in 2016. Intangible asset impairments of £688 million (2016 – £20 million) included impairments related to the progressive withdrawal of Tanzeum and a number of other commercial and R&D assets following the refocusing of the R&D pipeline during 2017. Both of the amortisation and impairment charges were non-cash items.

Major restructuring and integration

Major restructuring and integration charges of £1,056 million have been incurred (2016 – £970 million). Non-cash charges were £525 million, primarily reflecting the write down of assets as a result of the decision to withdraw Tanzeum and terminate rights to sirukumab arising from the establishment of the Group’s new business priorities, as well as the write down of assets related to reductions in the site network. Cash charges were £531 million (2016 – £704 million), including charges as a result of the decisions to withdraw Tanzeum and terminate rights to sirukumab. Cash payments made were £555 million (2016 – £1,077 million), including the settlement of certain charges previously accrued, but also reflecting the deferral of some payments into 2018. Cash payments of approximately £0.5 billion are expected in 2018. The programme delivered incremental cost savings in 2017 of £0.7 billion, including £0.2 billion of currency benefits.

Charges for the combined restructuring and integration programme to date are £4.8 billion, of which cash charges are £3.5 billion. Cash payments of £3.1 billion have been made to date. Non-cash charges are £1.3 billion.

An extension to the existing combined programme was agreed by the Board in July 2017, with total cash charges of the combined programme now expected to be approximately £4.1 billion and non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.7 billion of annual savings, including a currency benefit of £0.4 billion. The extended programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated £0.4 billion of currency benefits on the basis of 2017 average exchange rates.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,599 million (2016 – £3,919 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis. These transaction-related adjustments exclude the impact on these liabilities arising from the implementation of the US Tax Cuts and Jobs Act in 2017 which is set out separately on this page.

Charge/(credit)	2017 £m	2016 £m
Consumer Healthcare Joint Venture put option	986	1,133
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	556	2,162
ViiV Healthcare put options and Pfizer preferential dividends	(126)	577
Contingent consideration on former Novartis Vaccines business	101	69
Other adjustments	82	(22)

Total transaction-related charges	1,599	3,919

The aggregate impact of unwinding the discount on these future and potential liabilities was £1,001 million (2016 – £905 million), including £543 million on the Consumer Healthcare Joint Venture put option and £408 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. The remaining charge of £598 million was driven by adjustments to trading forecasts and the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as updated multiples used in the valuation of the Consumer Healthcare Joint Venture put option.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2017 amounted to £685 million (2016 – £431 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £671 million (2016 – £417 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 41 of the GSK Annual Report 2018.

The impact on profit after tax from transaction-related adjustments includes an accounting credit in respect of Swiss tax reform of £483 million, arising from the revaluation of deferred tax liabilities on acquired Consumer Healthcare brands to reflect a reduction in the headline Swiss tax rate.

Divestments and other items

Divestments and other items included the profit on disposal of the anaesthesia business to Aspen of £250 million, a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £68 million (2016 – £62 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £192 million (2016 – £102 million).

US tax reform

The enactment of the US Tax Cuts and Jobs Act has resulted in a number of additional charges in 2017, which reduced Total earnings by £1,630 million.

Firstly, increased valuations of the HIV and Consumer Healthcare businesses due to lower US tax rates resulted in an increase in the related liabilities for contingent consideration and the put options of £666 million.

Secondly, an additional tax charge of £1,078 million comprised a reduction in the value of US deferred tax assets held against future liabilities, such as pensions, and a current tax credit, together amounting to £730 million, as well as a charge of £348 million arising on the reserves of subsidiaries of US entities in the Group. The cash impact of this latter charge will be spread over eight years from 2018, with approximately 60% expected to be payable in years six to eight.

These charges were partly offset by an allocation to non-controlling interests amounting to £114 million, as many of the adjustments related to ViiV Healthcare and the Consumer Healthcare Joint Venture.

These charges represent management’s estimates of the impact of US tax reform on the Group based on the information currently available. As further guidance from the US Treasury on implementation of the Act becomes available, particularly with regard to the repatriation tax provisions, the assumptions underlying these estimates could change. This could result in adjustments to the charges taken that could have a material impact on the results of the Group.

Adjusted results

We use Adjusted results, which is a non-IFRS measure, among other metrics including total results and cash flow generation, to manage the performance of the Group. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. The definition of Adjusted results is set out on page 40 of the GSK Annual Report 2018.

Cost of sales

		2017		2016	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Cost of sales	(8,771)	(29.1)	(8,351)	(29.9)	5	1

Cost of sales as a percentage of turnover was 29.1%, down 0.9 percentage points in Sterling terms and down 0.5 percentage points in CER terms compared with 2016. This reflected a more favourable product mix across all three businesses, particularly in Pharmaceuticals, including the impact of higher HIV sales, as well as favourable product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016 in Vaccines. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration

		2017		2016	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Selling, general and administration	(9,341)	(30.9)	(8,797)	(31.5)	6	1

SG&A costs were 30.9% of turnover, 0.6 percentage points lower in Sterling terms than in 2016 and 0.5 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development

		2017		2016	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Research and development	(3,862)	(12.8)	(3,468)	(12.4)	11	8

R&D expenditure was £3,862 million (12.8% of turnover), 11% higher than 2016 at AER and 8% higher at CER. This included a charge of £106 million on the utilisation of the Priority Review Voucher in Q2 2017 as well as increased investment in the progression of a number of mid and late-stage programmes.

	2017	2016	Growth
	£m	£m	£%	CER%
Discovery	1,020	821	24	21
Development	1,450	1,249	16	13
Facilities and central support functions	536	558	(4)	(7)

Total Pharmaceuticals	3,006	2,628	14	11
Vaccines R&D	621	597	4	(2)
Consumer Healthcare R&D	235	243	(3)	(7)

Research and development	3,862	3,468	11	8

The growth in Development expenditure was driven by the progression of a number of mid and late-stage programmes in HIV, Respiratory and Anaemia, together with the utilisation of the Priority Review Voucher in Q2 2017. The continuing high growth in Discovery expenditure reflected further investment in the early stage Oncology portfolio.

Royalty income

Royalty income was £356 million (2016 – £398 million). The reduction was primarily due to the patent expiry of Cialis in Q4 2016 and a catch-up adjustment recorded in Q1 2016.

Adjusted operating profit

Adjusted operating profit was £8,568 million, 12% AER higher than in 2016 and 5% CER higher on a turnover increase of 3% CER. The Adjusted operating margin of 28.4% was 0.9 percentage points higher than in 2016 on an AER basis and 0.4 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth and a more favourable mix in all three businesses, together with, in Vaccines, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016. There was also continued tight control of ongoing costs across all three businesses as well as benefits from restructuring and integration. This was partly offset by the charge of £106 million on the utilisation of the Priority Review Voucher in Q2 2017 as well as other increases in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments.

Adjusted operating profit by business

		2017		2016		Growth
	£m	Margin %	£m	Margin %	£%	CER%
Pharmaceuticals	8,667	50.2	7,976	49.5	9	3
Pharmaceuticals R&D	(2,740)		(2,488)		10	7

Pharmaceuticals	5,927	34.3	5,488	34.1	8	1

Vaccines	1,644	31.9	1,429	31.1	15	11

Consumer
Healthcare	1,373	17.7	1,116	15.5	23	11

	8,944	29.6	8,033	28.8	11	4
Corporate & other unallocated costs	(376)		(362)		4	(3)

Adjusted operating profit	8,568	28.4	7,671	27.5	12	5

Pharmaceuticals

Pharmaceuticals operating profit was £5,927 million, 8% AER higher than in 2016 and 1% CER higher on a turnover increase of 3% CER. The operating margin of 34.3% was 0.2 percentage points higher than in 2016 on a Sterling basis but 0.6 percentage points down on a CER basis. This primarily reflected increased R&D investment, including the impact of the utilisation of the Priority Review Voucher in Q2 2017. The operating margin also reflected increased investment in new product support, as well as the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme.

Vaccines

Vaccines operating profit was £1,644 million, 15% AER higher than in 2016 and 11% CER higher on a turnover increase of 6% CER. The operating margin of 31.9% was 0.8 percentage points higher than in 2016 on a Sterling basis and 1.3 percentage points higher on a CER basis. This was primarily driven by improved product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in 2016, together with continued restructuring and integration benefits. This was partly offset by increased SG&A resources to support business growth and new launches, increased supply chain costs and lower royalty income.

Consumer Healthcare

Consumer Healthcare operating profit was £1,373 million, 23% AER higher than in 2016 and 11% CER higher on a turnover increase of 2% CER. The operating margin of 17.7% was 2.2 percentage points higher than in 2016 and 1.3 percentage points higher on a CER basis, reflecting tight control of costs, integration synergies, principally in SG&A, partly offset by increased investment in power brands.

Net finance costs

Finance income	2017 £m	2016 £m
Interest and other income	63	70
Fair value movements	2	2

	65	72

Finance expense
Interest expense	(720)	(701)
Unwinding of discounts on liabilities	(4)	(4)
Remeasurements and fair value movements	(4)	(4)
Other finance expense	6	(15)

	(722)	(724)

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £13 million (2016 – £5 million).

Adjusted profit before taxation

		2017		2016	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Adjusted profit before tax	7,924	26.3	7,024	25.2	13	5

Taxation

Tax on Adjusted profit amounted to £1,667 million and represented an effective Adjusted tax rate of 21.0% (2016 – 21.3%).

Non-controlling interests

The allocation of Adjusted earnings to non-controlling interests amounted to £793 million (2016 – £637 million), including the non-controlling interest allocations of Consumer Healthcare profits of £344 million (2016 – £288 million) and the allocation of ViiV Healthcare profits, which increased to £414 million (2016 – £324 million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in 2016.

Adjusted earnings per share

Adjusted EPS of 111.8p was up 11% AER, 4% CER compared with a 5% CER increase in Adjusted operating profit.

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

The total cost of our property, plant and equipment at 31 December 2017 was £21,719 million, with a net book value of £10,860 million. Of this, land and buildings represented £4,270 million, plant and equipment £4,132 million and assets in construction £2,458 million. In 2017, we invested £1,584 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2017, we had contractual commitments for future capital expenditure of £584 million and operating lease commitments of £1,045 million. We believe that our property and plant facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities.

Goodwill

Goodwill decreased during the year to £5,734 million at 31 December 2017, from £5,965 million. The decrease primarily reflected the impact of exchange movements.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2017 was £17,562 million (2016 – £18,776 million). The decrease in 2017 reflected the impact of exchange movements and the amortisation and impairment of existing intangibles of £934 million and £680 million respectively, partly offset by the development costs capitalised during the year of £251 million and other additions of £454 million.

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2017 of £183 million (2016 – £263 million). The market value at 31 December 2017 was £372 million (2016 – £502 million). The largest of these investments was in Innoviva Inc. which had a book value at 31 December 2017 of £147 million (2016 – £138 million). The market value at 31 December 2017 was £336 million. See Note 20 to the financial statements ‘Investments in associates and joint ventures’.

Other investments

We held other investments with a carrying value at 31 December 2017 of £918 million (2016 – £985 million). The decrease in the carrying value during the year was primarily due to the impact of exchange movements. The most significant of the investments held at 31 December 2017 was in Theravance Biopharma, Inc. which had a book value at 31 December 2017 of £199 million (2017 – £248 million). The other investments included equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had current derivative financial instruments held at fair value of £68 million (2016 – £156 million) and non-current derivative financial instruments held at fair value of £8 million (2016 – £nil). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £5,557 million increased from £5,102 million in 2016. The increase primarily reflected inventory build in advance of new product launches.

Trade and other receivables

Trade and other receivables of £6,000 million decreased from £6,026 million in 2016, primarily reflecting exchange movements partly offset by the impact of higher sales.

Deferred tax assets

Deferred tax assets of £3,796 million decreased from £4,374 million in 2016 primarily as a result of the revaluation of existing deferred tax assets to reflect the lower headline US tax rate following enactment of US tax reform, partly offset by an increase in deferred tax assets related to intra-Group profit on inventory.

Derivative financial instruments: liabilities

We held current derivative financial instruments at fair value of £74 million (2016 – £194 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

Trade and other payables amounting to £20,970 million increased from £11,964 million in 2016, reflecting the reclassification of the Consumer Healthcare put option of £8,606 million from non-current liabilities. This relates to the present value of the estimated amount payable by us in the event of full exercise of Novartis’ right to require us to acquire its 36.5% shareholding in the Consumer Healthcare Joint Venture. As this option became exercisable from 2 March 2018, with payment likely to be due several months after exercise, it has been classified within current liabilities on the Group balance sheet. Further details are provided in Note 3, ‘Key accounting judgements and estimates’.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £2,661 million at 31 December 2017 (2016 – £3,434 million). The decrease in the year primarily reflected a reduction in the deferred tax provision as a result of Swiss tax reform. Other provisions at the year-end include £186 million (2016 – £344 million) related to legal and other disputes and £504 million (2016 – £554 million) related to the major restructuring programme. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,505 million (2016 – £2,084 million) on pension arrangements and £1,496 million (2016 – £1,693 million) on unfunded post-employment liabilities. The decreases in the deficits were predominantly driven by special funding contributions to the UK and US schemes and significant UK asset gains partly offset by lower discount rates that we used to discount the value of the liabilities.

Other non-current liabilities

Other non-current liabilities amounted to £981 million at 31 December 2017 (2016 – £8,445 million). This decrease from 2016 reflects the reclassification of the Consumer Healthcare put option to current liabilities during the year.

Contingent consideration liabilities

Contingent consideration liabilities amounted to £6,172 million at 31 December 2017 (2016 – £5,896 million), of which £5,542 million (2016 – £5,304 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £584 million (2016 – £545 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. The liability due to Shionogi included £216 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2017 was £17 million. An explanation of the accounting treatment of our interests in ViiV Healthcare is set out on page 59.

Net debt

	2017 £m	2016 £m
Cash, cash equivalents and liquid investments	3,911	4,986
Borrowings – repayable within one year	(2,825)	(4,129)
Borrowings – repayable after one year	(14,264)	(14,661)

Net debt	(13,178)	(13,804)

At 31 December 2017, net debt was £13.2 billion, compared with £13.8 billion at 31 December 2016, comprising gross debt of £17.1 billion and cash and liquid investments of £3.9 billion. The decrease in net debt primarily reflected the improved free cash flow of £3.4 billion, disposal proceeds of £0.6 billion, together with a £0.6 billion favourable exchange impact from the translation of non-Sterling denominated debt, which more than offset the cost of dividends paid to shareholders of £3.9 billion.

At 31 December 2017, our cash and liquid investments were held as follows:

	2017 £m	2016 £m
Bank balances and deposits	1,715	2,583
US Treasury and Treasury repo only money market funds	1,715	2,248
Liquidity funds	403	66

Cash and cash equivalents	3,833	4,897
Liquid investments – Government securities	78	89

	3,911	4,986

Cash and liquid investments of £2.5 billion (2016 – £3.2 billion) were held centrally at 31 December 2017.

5.B	Liquidity and capital resources

The information set forth under the headings:

•	“Cash generation and conversion” on pages 56 to 57;

•	“Financial position and resources” on pages 58 to 62;

•	“Treasury policies” on pages 62 to 63;

•	“Note 41 – Commitments” on page 197; and

•	“Note 42 – Financial instruments and related disclosures” on pages 198 to 211 of the GSK Annual Report 2018 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Innovation” within “Pharmaceuticals” on pages 13 to 15,“Vaccines” on pages 18 to 19 and “Consumer Healthcare” on pages 21 to 22;

•	“Performance” within “Pharmaceuticals” on page 17; “Vaccines” on page 20 and “Consumer Healthcare” on pages 22 to 23;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 235 to 237;

•	“Pharmaceutical products, competition and intellectual property” on pages 238 to 239;

•	“Vaccines products, competition and intellectual property” on page 239; and

•	“Consumer Healthcare products and competition” on page 240

of the GSK Annual Report 2018 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “Financial Review 2018” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading “Contractual obligations and commitments” on page 61 of the GSK Annual Report 2018 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 68 to 70; and

•	“Our Corporate Executive Team” on page 71

of the GSK Annual Report 2018 is incorporated herein by reference.

6.B	Compensation

•	“Remuneration report” on pages 95 to 124; and

•	“2017 Remuneration policy summary ” on pages 120 to 124

of the GSK Annual Report 2018 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 65 to 94; and

•	“Additional remuneration disclosures” on page 107; and

•	“Donations to political organisations and political expenditure” on page 259 of the GSK Annual Report 2018 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Engaged people” on page 28;

•	“Development” on page 29;

•	“Note 9 – Employee costs” on page 158;

•	“Note 28 – Pensions and other post-employment benefits” on pages 174 to 182; and

•	“Number of employees” under “Five year record” on page 231

of the GSK Annual Report 2018 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 43– Employee share schemes” on pages 212 to 213;

•	“Total remuneration for 2017” on pages 98 to 99;

•	“Value earned from Long Term Incentives (LTIs)” on page 103;

•	“Update on performance of ongoing LTI awards” on page 104; and

•	“Directors’ interests in shares” on pages 113 to 118

of the GSK Annual Report 2018 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 94;

•	“Share capital and control” on pages 251 to 252; and

•	“Analysis of shareholdings at 31 December 2018” on page 252

of the GSK Annual Report 2018 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 35 – Related party transactions” on page 189

of the GSK Annual Report 2018 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See Item 18 below.

In addition, the information set forth under the headings:

•	“Note 45 – Legal proceedings” on pages 215 to 218; and

•	“Dividends” on page 253

of the GSK Annual Report 2018 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the headings:

•	“Note 45 – Legal proceedings” on pages 215 to 218; and

•	“Note 46 – Post balance sheet events” on page 218

of the GSK Annual Report 2018 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 251; and

•	“Nature of trading market” on page 252

of the GSK Annual Report 2018 is incorporated herein by reference.

The trading symbol for GSK’s Ordinary Shares of 25p each on the London Stock Exchange is GSK.L and the trading symbol for GSK’s ADSs on the New York Stock Exchange is GSK.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	The second paragraph under “Share capital and control” on page 251; and

•	“Nature of trading market” on page 252

of the GSK Annual Report 2018 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital Not applicable.

10.B	Articles of Association of GlaxoSmithKline plc

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

(a) Voting

All resolutions put to the vote at general meetings, including electronic general meetings (see paragraph (h)), will be decided by poll. On a poll, every shareholder who is present in person or by proxy or, in the case of an electronic general meeting, who participates or is represented by proxy via an electronic platform shall have one vote for every Ordinary Share of which he or she is the holder. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names stand on the register. Unless the Directors otherwise decide, the right to attend a general meeting and voting rights may not be exercised by a shareholder who has not paid to the company all calls and other sums then payable by him or her in respect of his or her Ordinary Shares. The right to attend a general meeting and voting rights may not be exercised by a shareholder who is subject to an order under Section 794 of the Companies Act 2006 because he or she has failed to provide the company with information concerning his or her interests in Ordinary Shares within the prescribed period, as required by Section 793 of the Companies Act 2006.

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

(f) Untraced shareholders

The company may sell any certificated Ordinary Shares in the company after using reasonable efforts to trace the holder of, or person entitled by transmission to, the Ordinary Shares and sending a notice to the registered address or last known address of the holder or other person entitled in accordance with the requirements of the Articles and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed or satisfied and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless and until forfeited. If no valid claim for the money has been received by the company during a period of six years from the date on which the relevant shares were sold by the company, the money will be forfeited and will belong to the company.

(g) Limitations on rights of non-resident or foreign shareholders

There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders except that there is no requirement for the company to serve notices on shareholders outside the United Kingdom and the United States, if no postal address in the United States or United Kingdom has been provided to the company. The company may choose not to serve, send or supply any notice to a particular shareholder where it considers this necessary or appropriate to deal with legal, regulatory or practical problems in, or under the laws of, any territory.

(h) General meetings of shareholders

The Articles rely on the Companies Act 2006 provisions dealing with the calling of general meeting. The company is required by the Companies Act 2006 to hold an annual general meeting each year. General meetings of shareholders may be called as necessary by the Directors and must be called promptly upon receipt of a requisition from shareholders. Under the Companies Act 2006, an annual general meeting must be called by notice of at least 21 clear days. A general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting or a general meeting held since that annual general meeting. The Directors may determine that a general meeting shall be held as a physical meeting or in combination with an electronic platform or platforms that enables members to participate in the meeting without physically attending (an electronic general meeting).

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

Agreements with Novartis

On April 22, 2014, GSK and Novartis AG (“Novartis”) entered into a three-part, inter-conditional transaction, pursuant to which they executed an implementation agreement, a contribution agreement relating to a consumer healthcare joint venture, a share and business sale agreement relating to the vaccines business of Novartis, a sale and purchase agreement relating to the oncology business of GSK, a put option deed relating to the influenza vaccines business of Novartis and a shareholders’ agreement. GSK’s shareholders approved the Transaction on December 18, 2014. The transaction closed on March 2, 2015.

Under the terms of the shareholders’ agreement, Novartis had the right to require GSK to purchase its shares in the consumer healthcare joint venture. On March 27, 2018, GSK entered into a Put Option Implementation Agreement with, among others, Novartis and GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSK Consumer Healthcare”) (such agreement, as amended and supplemented on June 1, 2018 and July 30, 2018, the “Put Option Implementation Agreement”). Under the Put Option Implementation Agreement, Novartis agreed to the cancellation of its shares in GSK Consumer Healthcare in consideration for a payment of US$13 billion. On May 3, 2018, GSK’s shareholders approved the transaction and the transaction was completed on June 1, 2018. Following cancellation of Novartis’s shares, GSK acquired control of 100% of the shares in GSK Consumer Healthcare.

GSK continues to have obligations to pay further sales and milestone-based consideration to Novartis under the share and business sale agreement relating to the vaccines business of Novartis.

Agreement with Pfizer

On December 19, 2018, GSK, GSK Consumer Healthcare and Pfizer Inc. (“Pfizer”) entered into a Stock and Asset Purchase Agreement (the “SAPA”) pursuant to which the parties agreed to form a consumer healthcare joint venture through the acquisition by GSK Consumer Healthcare from Pfizer of Pfizer’s consumer healthcare business and the transfer by GSK to GSK Consumer Healthcare of those parts of the GSK consumer healthcare business not already part of GSK Consumer Healthcare as of the date of the SAPA (with certain limited exceptions). As consideration for the acquisition of its consumer healthcare business, Pfizer will receive shares in GSK Consumer Healthcare representing a 32% ownership interest in the joint venture. GSK will retain a controlling interest in GSK Consumer Healthcare of 68%. The transaction is subject to customary closing conditions, including (i) receipt of approval by GSK’s shareholders, (ii) receipt of all required antitrust approvals and clearances, (iii) no governmental orders restraining or otherwise prohibiting the transaction, (iv) the accuracy of certain representations and warranties by GSK and Pfizer, except where the failure to be true and correct would not have a material adverse effect and (v) compliance by the parties in all material respects with certain pre-completion covenants.

GSK, GSK Consumer Healthcare and Pfizer may also be required to make certain cash payments to the others at completion of the transaction (subject to a potential post-completion true-up) based on the level of working capital and net cash relative to specified targets. GSK has agreed to pay a termination fee of US$900 million to Pfizer if the SAPA is terminated due to: (i) GSK’s board of directors having changed, withdrawn or qualified its recommendation to GSK’s shareholders in relation to the transaction; (ii) GSK’s shareholders having voted on the transaction and failed to approve it; or (iii) GSK’s shareholders having failed to approve the transaction by September 30, 2019 (or, at either GSK’s or Pfizer’s option, December 31, 2019 or March 31, 2020 in the case of delayed required antitrust approvals).

Each of GSK and Pfizer has given customary and broadly reciprocal representations and warranties to each other under the SAPA. GSK and Pfizer have agreed to indemnify each other and GSK Consumer Healthcare (as applicable) in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) certain liabilities which the parties have agreed will be retained by GSK or Pfizer; (ii) any breach of their respective covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA; or (iii) any breach of their respective representations and warranties given under the SAPA or the related ancillary agreements implementing the SAPA as of the date of completion of the transaction. GSK Consumer Healthcare has agreed to indemnify GSK and Pfizer in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) liabilities which GSK Consumer Healthcare has agreed to assume in connection with the transaction; (ii) liabilities resulting from the conduct of GSK Consumer Healthcare’s business other than those liabilities that GSK has agreed to retain in connection with the transaction; and (iii) any breach of GSK Consumer Healthcare’s post-completion covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA.

Under the SAPA, GSK, Pfizer and GSK Consumer Healthcare have agreed the form of Shareholders’ Agreement in relation to the consumer healthcare joint venture (the “Shareholders’ Agreement”), which will be entered into by the parties upon completion of the transaction. Under the terms of the Shareholders’ Agreement, GSK will have the right to appoint six directors to the board of the joint venture and the right to appoint the chair of the board of the joint venture, and Pfizer will have the right to appoint three directors to the board of the joint venture. The shareholders’ agreement contains a list of customary reserved matters that may not be undertaken by the joint venture without the prior approval of Pfizer.

The joint venture will be permitted to make external borrowings up to an aggregate amount of £300 million, with external borrowings in excess of this level requiring Pfizer’s consent. In the event that the joint venture requires additional funding, the funding will be requested from GSK and Pfizer pro rata to their respective shareholdings. GSK and Pfizer will each be entitled to provide all (but not some only) of its proportion of the requested funds, but neither party will be obliged to provide such funding. Dividends will be paid to the shareholders in proportion to their respective interests in ordinary shares, and all readily available cash in excess of an agreed base cash figure of £300 million will be distributed subject to the availability of distributable reserves, there being no outstanding shareholder loans and after the payment of any dividends required to be paid on certain low-coupon preference shares held by GSK.

Under the Shareholders’ Agreement, each of GSK and Pfizer have agreed, subject to customary carve-outs, not to compete with the business of the consumer healthcare joint venture for a period of three years after completion of the transaction and not to acquire a business or interest in an entity in a competing business of the joint venture for six years after completion of the transaction.

At any time from completion of the transaction, GSK will have the right to require the listing and admission to trading of the shares of GSK Consumer Healthcare on the London Stock Exchange, the Nasdaq Stock Market or the New York Stock Exchange (a “Separation”). From five years from completion of the transaction, Pfizer will have the right to require a Separation. From 15 years after completion of the transaction, GSK will be entitled to require Pfizer to sell to GSK its entire shareholding in the consumer healthcare joint venture at a price reflecting the fully distributed public trading equity value of the joint venture at the relevant time. Neither GSK nor Pfizer may transfer its shares in the joint venture without the other’s consent.

The Shareholders’ Agreement will terminate immediately in the event that (i) only GSK or Pfizer remain holding shares in the joint venture or (ii) the shares of the joint venture have been listed and admitted to trading on a recognized stock exchange.

10.D	Exchange controls

The information set forth under the heading “Exchange controls and other limitations affecting security holders” on page 251 of the GSK Annual Report 2018 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading “Tax information for shareholders” on pages 254 to 255 of the GSK Annual Report 2018 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading “Documents on display” on page 254 of the GSK Annual Report 2018 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the headings:

•	“Treasury policies” on pages 62 to 63; and

•	“Note 42 – Financial instruments and related disclosures” on pages 198 to 211 of the GSK Annual Report 2018 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

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

Direct and indirect payments by the Depositary

GSK receives payments from the Depositary in the form of (i) the reimbursement of expenses in connection with the administration, servicing and maintenance of the ADR programme, (ii) a portion of the fees collected by the Depositary for the issuance and cancellation of American Depositary Shares and (iii) a portion of any cash dividend fees and/or special dividend fees. In 2018, the Depositary made payments to GSK of approximately $9.1 million, of which approximately $2.1 million were related to expenses reimbursed and fees collected in connection with services provided in 2017.

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

The information set forth under the heading “Internal framework for control and risk management developments” on pages 80 to 81 of the GSK Annual Report 2018 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2018 and Form 20-F. In 2018 the Committee met 26 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to page 70 under “Judy Lewent,” “Skills and experience” and page 79 under “Judy Lewent, Audit & Risk Committee Chair” of the GSK Annual Report 2018.

Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2018 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2018 and Form 20-F contain no material misstatements or omissions;

•

based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2018 and Form 20-F;

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2018 and Form 20-F;

•

they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•

they have disclosed in the GSK Annual Report 2018 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2018 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2018.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2018, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 15, 2019.

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

•

management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2018 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•

Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2018, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board (United States). Their audit report can be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GlaxoSmithKline plc and subsidiaries (the “Company”) as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2018, of the Company and our report dated 15 March 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s annual report on internal control over financial reporting” included in item 15 of the Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

London, United Kingdom

15 March 2019

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership” within the “Audit & Risk Committee Report” on page 79; and

•	“Sarbanes-Oxley Act of 2002” on page 258

of the GSK Annual Report 2018 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading “Code of Conduct and reporting lines” on page 86 of the GSK Annual Report 2018 is incorporated herein by reference. You will find the Code of Conduct at this link: https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2017.

Item 16.C	Principal Accountant Fees and Services

Audit Fees for 2016 and 2017 were paid to PricewaterhouseCoopers LLP and for 2018 were paid to Deloitte LLP.

16C(a)	Audit Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements”, “Audit of the company’s subsidiaries” and “Attestation under s.404 of Sarbanes-Oxley Act 2002” in Note 8 – “Operating profit” on page 157 of the GSK Annual Report 2018 is incorporated herein by reference.

16C(b)	Audit-Related Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Other assurance services” in Note 8 – “Operating profit” on page 157 of the GSK Annual Report 2018 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C(c)	Tax Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Taxation compliance” and “Taxation advice” in Note 8 – “Operating profit” on page 157 of the GSK Annual Report 2018 is incorporated herein by reference.

16C(d)	All Other Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” in Note 8 – “Operating profit” on page 157 of the GSK Annual Report 2018 is incorporated herein by reference. All other services provided by the auditor primarily related to advisory services for the year-ended 31 December 2018.

16C(e)	The information set forth under the heading “Non-audit services” on page 86 of the GSK Annual Report 2018 is incorporated herein by reference.

16C(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

Director Independence (303A.01 of NYSE Manual)

1.	Listed companies must have a majority of independent directors (as defined in Exchange Act Rule 10A-3 under the U.S Securities Exchange Act of 1934, as amended (the “Exchange Act”)).	GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Corporate Governance Code (the “UK Code”), the latest version of which was issued in July 2018.

The UK Code provides that the board of directors of GlaxoSmithKline (the “Board”) and its committees should have a combination of skills, experience and knowledge. Consideration should be given to the length of the service of the Board and membership should be regularly refreshed (Principle K). The Board should include an appropriate combination of Executive and Non-Executive Directors and, in particular, “independent” Non-Executive Directors (for the purpose of the UK Code) such that no individual or small group of individuals can dominate the Board’s decision taking. There should be a clear division of responsibilities between the leadership of the Board and the executive leadership of GlaxoSmithKline’s business (Principle G). At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent (Provision 11). The roles of Chairman and Chief Executive should not be exercised by the same individual. If, exceptionally, this is proposed by the Board, major shareholders should be consulted ahead of appointment (Provision 9).

The Board considers that Vindi Banga, Dr Vivienne Cox, Lynn Elsenhans, Dr Laurie Glimcher, Dr Jesse Goodman, Judy Lewent, and Urs Rohner are independent for the purpose of the UK Code.

A majority of the Board members are independent Non-Executive Directors and, in accordance with the requirements of the UK Code, the Board has appointed one of the independent Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chairman and act as an intermediary for other Directors and shareholders where necessary (Provision 12). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

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

GlaxoSmithKline complies with the corresponding domestic requirements contained in the UK Code, which sets out the principles for GlaxoSmithKline to determine whether a director is independent.

The Board is required to determine and state its reasons for the determination of whether each Non-Executive Director is independent in character and judgment and whether there are relationships or circumstances which are likely to impair, or could appear to impair, the director’s judgment. In undertaking this process, the Board is required, amongst other factors, to consider if the director:

(a)   is or has been an employee of GlaxoSmithKline within the last five years;

(b)   has, or has had within the last three years, a material business relationship with GlaxoSmithKline either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship with GlaxoSmithKline;

(c)   has received or receives additional remuneration from GlaxoSmithKline apart from a director’s fee, participates in GlaxoSmithKline’s share option or a performance-related pay scheme, or is a member of GlaxoSmithKline’s pension scheme;

(d)   has close family ties with any of GlaxoSmithKline’s advisers, directors or senior employees;

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

(g)   has served on the Board for more than nine years from the date of his or her first appointment,

and is independent notwithstanding the existence of these relationships or circumstances (Provision 10).

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

The Chairman satisfied the independence criteria on appointment in accordance with the UK Code (Provision 9). The Chairman should not remain in post beyond nine years from the date of their first appointment to the Board. To facilitate effective succession planning and the development of a diverse board, this period can be extended for a limited time (Provision 19).

GlaxoSmithKline complied with the UK Code requirement, and its articles of association, that all Directors should be subject to annual election or re-election by shareholders (Provision 18) at its Annual General Meeting in 2018, and intends to comply with this requirement at its 2019 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees, the Chairman and individual Directors (Principle L and Provision 21). Annual evaluation of the Board should consider the Board’s composition, diversity and how effectively members work together to achieve objectives. Individual evaluation should demonstrate whether each director continues to contribute effectively (Principle L). GlaxoSmithKline has complied with this requirement. In addition, the annual evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with GlaxoSmithKline and the external facilitator should be identified in the Annual Report (Provision 21). Internally facilitated evaluations were conducted in 2015, 2016 and 2018. GlaxoSmithKline conducted an externally facilitated evaluation in 2014 and 2017.

The FRC’s Guidance on Board Effectiveness (“Guidance”) provides that all Directors should receive an induction on joining the Board and should regularly update and refresh their skills and knowledge. The Chairman should ensure that new Directors receive a full, formal and tailored induction on joining the Board (Guidance, para 61, 75-76 & 81). The Chairman should act on the results of the annual evaluation by recognising the strengths and addressing any weaknesses of the Board. Each Director should engage with this process and take appropriate action when development needs have been identified (Provision 22).

	Executive Sessions (303A.03 of the NYSE Manual)	Meetings

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires the Chairman of GlaxoSmithKline to hold meetings with the Non-Executive Directors without executives present (Provision 13). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chairman present to appraise the Chairman’s performance (Provision 12).

The UK Code provides that the Chairman should promote a culture of openness and debate by facilitating the effective contribution of all Non-Executive Directors in particular, and constructive board relations between Executive and Non-Executive Directors (Principle F). In addition, the Chairman should seek regular engagement with major shareholders in order to understand their views on governance and performance against the strategy. The Chairman is responsible for ensuring that the Board as a whole has a clear understanding of the view of shareholders and stakeholders (Principle D and Provision 3). The board should also understand the views of GlaxoSmithKline’s other key stakeholders and keep engagement mechanisms under review so that they remain effective (Provision 5).

	Nominating / Corporate Governance Committee (303A.04 of the NYSE Manual)	Nominations Committee

4.

(a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

(b) The nominating/corporate governance committee must have a written charter that addresses:

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (Provision 17).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GlaxoSmithKline’s website and

(i) the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

(ii)  an annual performance evaluation of the committee.

explain the Nominations Committee’s role and the authority delegated to it by the Board (Guidance, para 63). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board), leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Nominations Committee also monitors the planning of succession for the Board and Senior Management (Provision 17).

The terms and conditions of appointment of the Chairman and Non-Executive Directors are available for inspection (Guidance, para 96).

The UK Code requires that a separate section in GlaxoSmithKline’s Annual Report describes the work of the Nominations Committee in discharging its duties, including the process it has used in relation to Board appointments (Provision 20). An explanation should be given if neither an external search consultancy nor open advertising has been used in the appointment of a chairman or a non-executive director. Where an external search consultancy has been used, it should be identified in the Annual Report and a statement should be made as to whether it has any other connection with GlaxoSmithKline (Provision 20). This section should include a description of the process used in relation to appointments, how board evaluation has been conducted, the Board’s policy on diversity, including gender, any measurable objectives that it has set for implementing the policy, and progress on achieving the objectives, and the gender balance of those in the senior management and their direct reports (Provision 23). GlaxoSmithKline has complied with this requirement under the 2016 UK Code and will comply with this requirement as amended in the 2018 UK Code.

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees and individual Directors (Principle L).

The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board through the Chairman on all corporate governance matters (Provision 16). Domestic requirements do not mandate GlaxoSmithKline to establish a distinct corporate governance committee.

	Compensation Committee (303A.05 of the NYSE Manual)	Remuneration Committee

5.	(a) Listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in Section 2(a)(ii) in the Section titled “Independence Tests” above.	GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Remuneration Committee comprising at least three independent Non-Executive Directors (Provision 32).

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

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code, which explain the Remuneration Committee’s role and the authority delegated to it by the Board and are available on GlaxoSmithKline’s website (Guidance, para 63). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). It should review workforce remuneration and related policies and the alignment of incentives and rewards with culture, taking these into account when setting the policy for executive director remuneration (Provision 33). Where remuneration consultants are appointed, they should be identified in the Annual Report and a statement should be made as to whether they have any other connection with GlaxoSmithKline (Provision 35).

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

The UK Code provides that the Remuneration Committee:

(a)   should take care to recognise and manage conflicts of interest when receiving views from Executive Directors or senior management, or consulting the Chief Executive about its proposals (Provision 35 & Guidance, para 129) and should have delegated responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments (Provision 33);

(b)   should recommend and monitor the level and structure of remuneration for senior management (Provision 33);

(c)   should consider the pension consequences and associated costs of basic salary increases and any other changes in pensionable remuneration, or contribution rates, particular for Directors close to retirement (Provision 38);

(d)   should ensure that compensation commitments in Directors’ terms of appointment do not reward poor performance (Provision 39). Remuneration schemes should promote long-term shareholdings by Executive Directors that support alignment with long-term shareholder interests. A formal policy should be developed for post-employment shareholding requirements encompassing both unvested and vested shares (Provision 36). Remuneration schemes and policies should enable the use of discretion to override formulaic outcomes and include provisions that would enable GlaxoSmithKline to recover and/or withhold sums or share awards specifying the circumstances in which it would be appropriate to do so (Provision 37); and

(e)   when determining Executive Director remuneration policy and practices, ensure that: (i) remuneration arrangements are transparent and promote effective engagement with shareholders and the workforce; (ii) the operation and rationale of remuneration structures are easy to understand; (iii) remuneration arrangements identify and mitigate reputational and other risks from excessive rewards and behavioural risks that can arise from target-based incentive plans; (iv) the range of possible values of rewards to individual Directors and any other limits or discretions are identified and explained at the time of approving the policy; (v) the link between individual awards, the delivery of strategy and the long-term performance of GlaxoSmithKline should be clear; and (vi) incentive schemes should drive behaviours consistent with company purpose, values and strategy (Provision 40).

The UK Code requires that remuneration of Non-Executive Directors should not include share options or other performance-related elements, but should reflect the time commitment and responsibilities of the role (Provision 34).

The UK Code requires that notice or contract periods should be one year or less (Provision 39).

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees (Principle L).

	Audit Committee (303A.06 and 303A.07 of the NYSE Manual)	Audit & Risk Committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which requires that GlaxoSmithKline has an Audit & Risk Committee that is comprised of at least three independent Non-Executive Directors (Provision 24). GlaxoSmithKline considers all members of the Audit & Risk Committee to be independent. The Board has also satisfied itself, in line with the UK Code, that at least one member of the Audit & Risk Committee has recent and relevant financial experience and that the Audit & Risk Committee as a whole has competence relevant to the sector in which GlaxoSmithKline operates (Provision 24).

The UK Code requires the Audit & Risk Committee to:

(a)   monitor the integrity of the financial statements of GlaxoSmithKline and any formal announcements relating to GlaxoSmithKline’s financial performance, reviewing significant financial reporting judgments contained in them (Provision 25);

(b)   provide advice (where requested by the Board) on whether the Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess GlaxoSmithKline’s position and performance, business model and strategy (Provision 25);

(c)   review GlaxoSmithKline’s internal financial controls and internal control and risk management systems (Provision 25);

(d)   monitor and review the effectiveness of GlaxoSmithKline’s internal audit function (Provision 25);

(e)   conduct the tender process and make recommendations to the Board, regarding the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor (Provision 25);

(f)   review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements (Provision 25);

(g)   develop and implement policy on the engagement of external auditors to supply non-audit services, ensuring there is prior approval of non-audit services, considering the impact this may have on independence, taking into account the relevant regulations and ethical guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board on any improvement or action required (Provision 25);

(h)   report to the Board on how it has discharged its responsibilities (Provision 25); and

(i) review arrangements by which the staff of GlaxoSmithKline may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (Provision 6).

GlaxoSmithKline’s Audit & Risk Committee meets the requirements of Rule 10A-3 in that:

•  each member of the Audit & Risk Committee is deemed to be “independent” in accordance with the Securities Exchange Act of 1934, as amended, and applicable NYSE and UK requirements;

•  the Audit & Risk Committee, amongst other things, is responsible for recommending the appointment, compensation, maintenance of independence and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for GlaxoSmithKline, and each such accounting firm must report directly to the Audit & Risk Committee;

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

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires that the Audit & Risk Committee should be comprised of a minimum of three independent Non-Executive Directors (Provision 24).

GlaxoSmithKline’s Audit & Risk Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GlaxoSmithKline’s website and explain the Audit & Risk Committee’s role and the authority delegated to it by the Board (Guidance, para 63).

The Audit & Risk Committee’s main responsibilities include monitoring and reviewing the financial reporting process, the system of internal control and risk management, overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports (Provision 25). Where requested by the Board, the Audit & Risk Committee should provide advice on:

•  whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess GlaxoSmithKline’s performance, business model and strategy (Principle M & Provision 27); and

•  when taking into account GlaxoSmithKline’s position and principal risks, how the prospects of GlaxoSmithKline have been assessed, over what period and why the period is regarded as appropriate. The Audit & Risk Committee should also advise whether there is a reasonable expectation that GlaxoSmithKline will be able to continue in operation and meet its liabilities when falling due over the said period, drawing attention to any qualifications or assumptions as necessary prior to the directors making their statement in the annual report (Provision 31).

The UK Code requires that a separate section of the Annual Report should describe the work of the Audit & Risk Committee in discharging its responsibilities (Provision 26).

The Annual Report should include:

•  the significant issues that the committee considered in relation to the financial statements, and how these issues were addressed (Provision 26);

•  an explanation of how it has assessed the effectiveness of the external audit process and the approach taken to the appointment or reappointment of the external auditor, information on the length of tenure of the current audit firm and when a tender was last conducted and advance notice of any retendering plans (Provision 26); and

•  if the external auditor provides non-audit services, an explanation of how auditor objectivity and independence are safeguarded (Provision 26).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (Provision 25), the Audit & Risk Committee monitors and reviews the effectiveness of GlaxoSmithKline’s internal audit function.

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that GlaxoSmithKline must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4). Please see section 5(d) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline includes an explanation in its Annual Report of how it complies with the principles of the UK Code and a confirmation that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. GlaxoSmithKline will comply with these requirements in its 2018 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on GlaxoSmithKline’s website.

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

12.	Certification Requirements (303A.12 of the NYSE Manual)

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 140;

•	“Consolidated statement of comprehensive income” on page 140

•	“Consolidated balance sheet” on page 141;

•	“Consolidated statement of changes in equity” on page 142;

•	“Consolidated cash flow statement” on page 143; and

•	“Notes to the financial statements” on pages 144 to 218

of the GSK Annual Report 2018 is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on the Financial Statements

We have audited the consolidated balance sheet of GlaxoSmithKline plc and subsidiaries (the “Company”) as at 31 December 2018, the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and cash flows statement, for the year ended 31 December 2018, and the related notes, included in Exhibit 15.3 on pages 140 to 218 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2018, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 15 March 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

15 March 2019

The first accounting period we audited was 31 December 2018. In 2017, we began preparing for audit firm transition.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of GlaxoSmithKline plc and its subsidiaries (the “Company”) as of 31 December 2017 and the related consolidated income statements, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity for each of the two years in the period ended 31 December 2017, including the related notes, included in Exhibit 15.3 on pages 140 to 218 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

16 March 2018

We served as the Company or its merged predecessors’ auditor from 1977 to 2017. Since at least 1974, we also served as auditor of a company acquired by a merged predecessor of the Company.

Item 19	Exhibits

1.1	Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-148017) filed with the Commission on March 30, 2015.

4.1	UK Service Agreement between GlaxoSmithKline Services Unlimited and Simon Dingemans dated September 8, 2010 is incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 4, 2011.

4.2	UK Service Agreement between GlaxoSmithKline Services Unlimited and Patrick John Thompson Vallance dated December 19, 2016 is incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 17, 2017.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March 29, 2017.

4.4	UK Service Agreement between GlaxoSmithKline LLC and Hal V. Barron dated December 16, 2017.

4.5	UK Service Agreement between GlaxoSmithKline Services Unlimited and Iain Mackay dated 18 September 2018.

4.6	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Put Option Implementation Agreement relating to the cancellation of Novartis’ shares in GlaxoSmithKline Consumer Healthcare Holdings Limited dated March 27, 2018. Between GlaxoSmithKline plc, Setfirst Limited, Novartis AG, Novartis Holding AG, Novartis Finance Corporation and GlaxoSmithKline Consumer Healthcare Holdings Limited.

4.8	Amendment letter dated June 1, 2018 to the Put Option Implementation Agreement.

4.9	Amendment letter dated July 30, 2018 to the Put Option Implementation Agreement.

4.10	Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of December 19, 2018. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” 260 to 270 of the GSK Annual Report 2018 included as Exhibit 15.3.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Simon Dingemans.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2	Consent of Deloitte LLP.

15.3*	GSK Annual Report 2018.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*

Certain of the information included within Exhibit 15.3, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2018 is not deemed to be filed as part of this Form 20-F.

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

GlaxoSmithKline plc

March 15, 2019	By:	/s/ Simon Dingemans
Simon Dingemans
Chief Financial Officer