Form 20-F
period 2019-12-31
GLAXOSMITHKLINE PLC
filed 2020-03-06
CIK 1131399

As filed with the Securities and Exchange Commission on March 6, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	GSK	New York Stock Exchange
3.125% Notes due 2021	GSK/21	New York Stock Exchange
Floating Rate Notes due 2021	GSK/21A	New York Stock Exchange
2.850% Notes due 2022	GSK/22	New York Stock Exchange
2.8750% Notes due 2022	GSK/22A	New York Stock Exchange
2.800% Notes due 2023	GSK/23	New York Stock Exchange
3.375% Notes due 2023	GSK/23A	New York Stock Exchange
3.000% Notes due 2024	GSK/24	New York Stock Exchange
3.625% Notes due 2025	GSK/25	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,383,102,231

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GlaxoSmithKline plc’s Form 20- F for the year ended December 31, 2019 as set out below is being incorporated by reference from the “GSK Annual Report 2019” included as exhibit 15.3 to this Form 20-F dated and submitted on March 6, 2020 (the “GSK Annual Report 2019”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” and “Assumptions related to 2016-2020 outlook” on the inside back cover, “The Directors’ Report” on page 114, “Directors’ statement of responsibilities” on pages 152 to 153, “Share capital and control” on pages 288 to 289, “Financial calendar 2020”, “Results announcements”, “Financial reports” and “Annual General Meeting 2020” on page 291, “Registrar” on page 294, “ADS Depositary”, “Glaxo Wellcome and SmithKline Beecham Corporate PEPs”, “Donating shares to Save the Children”, “Contacts” and “Share scam alert” on page 295, “Section 13(r) of the US Securities Exchange Act” on page 297 and “Glossary of terms” on page 311 in each case of the GSK Annual Report 2019 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2019 incorporated by reference herein, namely “The Directors’ Report” (for which see page 114 thereof), the “Strategic Report” (pages 1 to 74 thereof, portions of which are incorporated by reference as described below) and the “Remuneration Report” (pages 115 to 150 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2019 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2019 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2019 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any references to the website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•

“Five year record” on pages 263 to 265 (excluding the heading and the information under the heading “Financial results – Adjusted” on page 264 and the columns titled “2017 (revised)”, “2016 (revised)” and “2015 (revised)” in the table “Pharmaceuticals turnover” on page 263); and

•	“Dividends” on page 290

of the GSK Annual Report 2019 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

Principal risks and uncertainties

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. They are the risks that we believe could cause our actual results to differ materially from expected and historical results.

During 2019, we continued to embed changes to our risk management and reporting cycle to help us identify, manage and report our most important risks across the organisation in a more consistent and proportionate way. We completed Enterprise Risk Plans for all of our most important risks and ensured businesses adopted them and only adapted them with approval. We deployed confirmation across the organisation, reinforcing leader accountability for risk management, and measured how well the controls set out in the Enterprise Risk Plans had been implemented and gaps closed. We further evolved our risk management process by introducing new reports to the Board with more focus on data and key risk indicators, leading to better informed discussions on risk exposure and action needed. We introduced a new approach to the annual risk review to support CET decisions on any changes required to our most important risks.

We are required to comply with a broad range of laws and regulations which apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccines and Consumer Healthcare products.

These affect not only the cost of product development but also the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.

As rules and regulations change, government interpretation evolves, and our business activities change, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.

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

More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in “Note 46 – Legal proceedings” on pages 247 to 251 of the GSK Annual Report 2019.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The risk impact has the potential to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/ benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/ analyses, as appropriate. Additionally, this risk could potentially negatively impact our ability to incorporate verified safety signals into local (country) labelling. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

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

Questions about the safety of our products may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third parties that may analyse publicly available clinical trial results. Constant vigilance and flexibility are required in order to respond to a varied regulatory environment which continues to evolve and diverge globally. Externally, developments in data interrogation present potential benefits for patient safety but the volume of data to be analysed presents a significant challenge which intensifies when coupled with fragmented regulatory requirements and privacy concerns. In the economic arena, mergers and acquisition activities introduce data integrity risks. Technology presents a significant opportunity for patient safety risk management by creating more reliable data interrogation tools and more accurate data collection mechanisms, even though the pace of Artificial Intelligence development has not been as great as once expected. Cyberattacks are an ever-growing concern given the volume of data and digital dependency.

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

Product quality

Risk definition

Failure by GSK, its contractors or suppliers to ensure:

•	Appropriate controls and governance of quality in product development

•	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities

•	Compliance with the terms of GSK product licences and supporting regulatory activities

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety, delays in launching products, drug shortages, product recalls, as well as regulatory, legal, and financial consequences, which could materially and adversely affect GSK’s reputation and financial results.

Context

The external environment for product quality continues to be challenging. The single biggest change since 2018 is the political instability and uncertainty surrounding the delivery of Brexit and the implications for medicine supply continuity both into and out of mainland Europe. Two new sets of requirements are due to be implemented by EMA shortly and we are preparing for both. In the first quarter of 2020, there will be new reporting requirements on potential drug shortages and from May 2020 there are new regulations covering the licensing of medical devices.

Technological developments are increasingly used to both enhance manufacture and to support the inclusion of packaging features that help secure the legitimate supply chain e.g. serialisation. The threat of cyberattacks remains a key risk to the integrity of product quality data and its audit trail.

Significant changes are taking place in GSK as we implement the new organisational alignments and IPTc strategy. These changes are assessed by the Quality organisations to ensure our quality procedures and governance can facilitate the strategy whilst also ensuring that no unintended consequences increase our product quality risk.

Financial controls and reporting

Risk definition

Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results. In the current period of significant political uncertainty especially in the USA and UK, there can be significant changes at short notice. Failure to comply with any changes in the substance or application of the governing laws covering transfer pricing, dividends, tax credits, and intellectual property could materially and adversely affect our financial results.

Significant losses may arise from inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults.

Context

The Group is required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this can lead to restatements of previously reported results and significant penalties.

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, daily. These transactions involve market volatility and counterparty risk.

The Group’s effective tax rate reflects rates of tax in the jurisdictions in which the Group operates that are both higher and lower than the UK rate and considers regimes that encourage innovation and investment in science by providing tax incentives which, if changed, could affect the Group’s tax rate. In addition, the worldwide nature of our operations means that our intellectual property, R&D and manufacturing operations are centered in several key locations. A consequence of this is that our cross-border supply routes, necessary to ensure supplies of medicines into numerous end markets, can be complex and result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. Tax legislation itself is also complex and differs across the countries in which we operate. As such, tax risk can also arise due to differences in the interpretation of such legislation. The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities.

We expect there to be continued focus on tax reform driven by initiatives of the Organisation for Economic Cooperation & Development to address the taxation of the digital economy and European Commission initiatives including the use of fiscal state aid investigations. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. These, regardless of their merit or outcomes, can be costly, divert management attention and may adversely impact our reputation and relationship with key stakeholders.

Anti-bribery and corruption (ABAC)

Risk definition

The ABAC risk comprises five sub-risk areas:

•	Bribery of public officials by GSK

•	Bribery of commercial and other non-public entities by GSK

•	Bribery by third parties acting on behalf of GSK

•	GSK employees receiving and/or requesting bribes and/or other undue personal benefit

•	Other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

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

Context

The macro risk level remains unchanged as we continue to see legal frameworks similar to the UK and US develop in emerging economies; high standards are expected of individuals and corporations aided by improved technology and increased enforcement.

The overall environment for ABAC in 2019 remained challenging. Divergence of legislation is making compliance harder and countries are increasingly holding individuals accountable as well as corporations, increasing the employer duty of care. Society is holding corporations to ever higher standards with technology providing a speedy and anonymous avenue for dissemination of previously privileged information or even damaging false reports. Enforcement actions and penalties have increased across the globe with focus on use of third-party intermediaries. Supportive aspects of new policies include Latin America moving towards compliance regimes like those established by the US and UK. In India there was an amendment of the Corruption Act (2018) which explicitly makes an offence to pay a bribe. China has introduced significant anti-bribery and anti-corruption/legislative and regulatory reforms.

The GSK exposure remains unchanged.

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

Risk impact

Failure to manage risks related to commercial practices could materially and adversely affect our ability to deliver our strategy and long-term priorities. Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers. Any practices that are found to be misaligned with our values could also result in reputational harm and dilute trust established with external stakeholders.

Context

We continue to evolve our business operations (including acquisitions and joint ventures) to operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products that reflect insights which help ensure those products address the needs of patients/consumers, HCPs, and payers are critical to achieve our strategic objectives.

As other pharmaceutical, vaccine and consumer companies, we face downward price pressure in major markets, declining emerging market growth, rapidly evolving digital landscape, and negative foreign exchange impact.

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

We are committed to the ethical and responsible commercialisation of our products to support our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this purpose, we engage the healthcare community in various ways to provide important information about our medicines.

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

Privacy

Risk definition

The failure to collect, secure, use and destroy personal information (PI) in accordance with data privacy laws can lead to harm to individuals and GSK, including fines and operational, financial and reputational risk.

Risk impact

Non-compliance can lead to harm to individuals and GSK. It can also damage trust between GSK and individuals, communities, business partners and government authorities.

The General Data Protection Regulation (GDPR), with other privacy legislation following suit, increased the enforcement powers of supervisory authorities, including the ability to impose fines and to suspend processing of PI. GDPR and other privacy laws also give individuals the right to bring collective legal actions against GSK for failure to comply with data privacy laws.

Context

Data privacy legislation is diverse with limited harmonisation or simplification, despite Europe’s adoption of GDPR. It is challenging for multi-nationals to standardise their approach to compliance with data privacy laws due to the high-level of local variation. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of PI is growing, over and above compliance with data privacy laws, due to an increase in data volume processed and advancements in technology. Individuals are more aware of their rights under data privacy laws.

Research practices

Risk definition

Research practices risk is the failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks: Non-clinical & laboratory research; Human subject research; Data integrity; Care, welfare and treatment of animals; Human biological samples management; Data disclosure; Regulatory filings and engagement; Scientific engagement; and Intellectual property.

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

Context

Research relating to animals can raise ethical concerns however, in many cases, research in animals is the only method that can be used to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research whilst complying with regulatory requirements and reduce the impact on the animals used.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety, or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products. GSK is committed to ensuring that human biological samples are managed in accordance with relevant laws, regulations and ethical principles, in a manner that respects the interests of the sample donors.

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

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Continually changing and increasingly stringent submission requirements continue to increase the complexity of worldwide product registration. The continued supply of GSK medicines to patients is dependent on the ongoing compliance and maintenance of these licenses across many geographies whose requirements and timelines differ. The secure management of the high volume of lifecycle changes to these licenses and their renewal is critical to enable compliant supply. Failure to maintain licenses will directly impact patients and company revenue.

Scientific engagement, defined as the interaction and exchange of information between GSK and external communities to advance scientific and medical understanding, including the appropriate development and use of our products, is an essential part of scientific discourse. Such non-promotional engagement with external stakeholder groups is vital to GSK’s purpose and necessary for scientific and medical advance. Scientific engagement activities are essential but present legal, regulatory, and reputational risk if the sharing of data, invited media coverage or payments to HCPs have, or are perceived to have, promotional intent.

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

Patent rights are awarded to protect innovation and play an important role in providing GSK with a competitive advantage in the market for a limited period of time. Any loss of patent protection in a market for GSK’s products developed through our R&D, including reducing the term, availability or scope of patent rights, could materially and adversely affect our financial results in that market. Absence of adequate patent or data exclusivity protection, which could lead to, for example, competition from manufacturers of generic or biosimilar pharmaceutical products, could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely impact our financial results.

Following expiration of certain intellectual property rights, a generic or biosimilar manufacturer may lawfully produce a generic version of a product. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

Third party oversight (TPO)

Risk definition

There is a risk that our third parties fail to meet their contractual, regulatory or ethical obligations resulting in significant operational, reputational, legal and financial risk for GSK (and in some cases our employees directly).

Put simply, there is a risk that third parties fail to deliver the goods and services we expect or fail to deliver them in a legal and compliant way.

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

Environment, health and safety & sustainability (EHS&S)

Risk definition

Failure in management of:

•	execution of hazardous activities;
•	GSK’s physical assets and infrastructure;
•	handling and processing of hazardous chemicals and biological agents;
•

control of releases of substances harmful to the environment in both the short and long term; leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities we operate in and harm the environment and its longer-term sustainability.

Risk impact

Failure to manage EHS&S risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation, which could materially and adversely affect our financial results.

Context

GSK is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. Overall, our control framework for managing EHS&S risk is effective and our frequency of serious events is similar to peers and lower than for high hazard industries e.g. petrochemicals.

Information security

Risk definition

The risk that unauthorised disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in loss of commercial or strategic advantage and could materially affect our ongoing business operations, such as scientific research, clinical trials and manufacturing and supply chain activities.

Further, inadequately applying controls that would be expected of GSK may result in regulatory fines or present a reputational risk to the organisation.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, intellectual property, manufacturing systems and trade secrets. There is the potential that our computer systems or information may be exposed to misuse or unauthorised disclosure.

GSK operates a highly ‘connected’ information network that exposes our confidential research and development, manufacturing, commercial, workforce and financial data to the risk of external attacks. GSK’s Digital and Data Analytics Strategy also substantially increases the businesses dependency on digital assets and distributed data, while increasing the number of assets potentially impacted by a cyberattack. As threats evolve, we cannot provide broad assurances that the significant efforts we deliver in the protection and monitoring of our systems and information will always be successful in preventing compromise or disruption. Cybersecurity losses increasingly involve highly-resourced and organised threat actors such as nation-states and online criminal collectives targeting GSK’s large and complex information technology (IT) and operational technology (OT) footprint, as well as the systems of our supply chain partners (including outsourced operations).

This means that our systems and information have been and will continue to be the target of cyberattacks. Additionally, extensive use of third parties to store and process our data increases GSK’s reliance on suppliers to operate effectively. This dependence increases the complexity around security controls and practices. It also reduces GSK’s ability to monitor controls and effectively investigate and respond to incidents involving GSK information or systems. While GSK stands at the ready to address cybersecurity incidents and risks as they occur, in the past year GSK has not experienced a material cybersecurity incident that would have resulted in substantial harm to GSK (e.g., injury to reputation, financial performance, and customer and vendor relationships).

Supply continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

Risk impact

We recognise that failure to supply our products can adversely impact consumers and patients who rely on them. A material interruption of supply or exclusion from healthcare programmes could expose us to litigation or regulatory action and financial penalties that could adversely affect the Group’s financial results. The Group’s international operations, and those of its partners, expose our workforce, facilities, operations and information technology to potential disruption from natural events (e.g. storm, earthquake), man-made events (e.g. trading barriers imposed at short notice, civil/political unrest, terrorism), and global emergencies (e.g. coronavirus outbreak, Ebola outbreak, flu pandemic). It is important that we have robust crisis management and recovery plans in place to manage such events.

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

We rely on materials and services provided by third party suppliers to make our products, including active pharmaceutical ingredients, antigens, intermediates, commodities, and components for the development, manufacture and packaging of Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third-party services procured, such as services provided by contract manufacturing and clinical research organisations to support development of key products, are important to ensure continuous operation of our business.

Although we undertake risk mitigation, we recognise that certain events could nevertheless still result in delays or service interruptions. We use effective crisis management and business continuity planning to provide for the health and safety of our people and to minimise impact to us, by maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Risks associated with the coronavirus outbreak

The potential impact of the coronavirus outbreak on GSK’s trading performance and supply continuity remains uncertain.

Up to the date of this annual report on Form 20-F, the outbreak has not had a material impact on the trading results of the Group. However, we continue to monitor the situation closely, including the potential impacts on trading results, our supply continuity and our employees.

The situation could change at any time and there can be no assurance that the coronavirus outbreak will not have a material adverse impact on the future results of the Group.

Risks associated with the Consumer Healthcare Joint Venture with Pfizer

The legal completion of the transfer of certain assets or entities to the GSK consumer healthcare business in certain jurisdictions is subject to the satisfaction of regulatory approvals or other requirements agreed between the parties (including the passage of time to allow for additional integration preparation), which if not satisfied may result in the further delay of legal completion of such transfers in these jurisdictions

The acquisition of Pfizer’s consumer healthcare business to form the Consumer Healthcare Joint Venture (the “Transaction”) was completed on July 31, 2019. In a number of jurisdictions (the “Delayed Jurisdictions”), the transfer of certain assets or entities to the GSK consumer healthcare business is subject to the satisfaction of regulatory approvals (including antitrust clearances or satisfaction of related commitments) or other requirements agreed between the parties (including the passage of time to allow for additional integration preparation). In the event that such requirements are not satisfied in any of the Delayed Jurisdictions, the legal completion of the transfer of certain assets or entities in such jurisdictions may be further delayed, which could reduce the anticipated benefits of the Transaction (or result in additional difficulty in the integration of the business in such jurisdiction), including the realization of anticipated synergies, and could have an adverse impact on the results and operations of the GSK Group following the acquisition of the Pfizer consumer healthcare business (the “Enlarged Group”).

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

•	maintaining employee engagement and retaining and incentivizing key employees;

•	the diversion of management time and resources away from the day-to-day operations of the Enlarged Group;

•

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

•	technical transfer of manufacturing and other processes and services, upon expiry of transitional manufacturing and services arrangements and/or in-sourcing of third party supply contracts;

•	the delay of legal completion of the Transaction in the Delayed Jurisdictions; and

•	maintaining business continuity throughout integration.

Difficulties experienced in the integration process could potentially lead to the interruption of operations of the businesses, or a loss of customers, suppliers or key personnel, which could have a material adverse effect on the business, results of operations or financial condition of the Enlarged Group.

Transaction-related costs may exceed GSK’s expectations

GSK has incurred and expects to incur additional costs in relation to the Transaction, including integration and post-completion costs in order to implement the Transaction successfully and deliver anticipated costs savings. The actual costs may exceed those estimated and there may be additional and unforeseen expenses incurred in connection with the Transaction. In addition, GSK has incurred and will incur legal, accounting and transaction fees and other costs relating to the Transaction. Such costs could materially and adversely affect the realization of synergies and the results of operations of the Group or the Enlarged Group.

The Enlarged Group may fail to realize, or it may take longer than expected to realize, the anticipated benefits of the consumer healthcare joint venture

The expected benefits of the consumer healthcare joint venture with Pfizer, including any identified synergies, may not be achieved, or may take longer than expected to realize, and other assumptions upon which the terms of the transaction with Pfizer to form the consumer healthcare joint venture have been determined may prove to be incorrect. To the extent that GSK incurs higher integration costs, achieves lower margin benefits or fewer cost savings than expected, the results of operations and financial condition of the Enlarged Group may suffer, which may materially and adversely affect GSK’s share price.

The Stock and Asset Purchase Agreement with Pfizer contains certain representations, warranties and indemnities, which could require GSK or GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited (“GSK Consumer Healthcare”) to make payments to Pfizer

The Stock and Asset Purchase Agreement with Pfizer in relation to the Transaction contains certain representations, warranties and indemnities given by GSK and GSK Consumer Healthcare in favor of Pfizer. Any payment required under those representations, warranties and indemnities may have a material and adverse effect on the cash flow and financial condition of the Enlarged Group.

The consumer healthcare joint venture with Pfizer and the Enlarged Group may not have full recourse to Pfizer under the Stock and Asset Purchase Agreement

Under the terms of the Stock and Asset Purchase Agreement, Pfizer provides GSK Consumer Healthcare and GSK with certain representations, warranties and indemnities. However, these representations, warranties and indemnities may not cover all potential liabilities associated with the Pfizer consumer healthcare business, and they are in certain circumstances limited in their scope, duration and/or the amount which may be claimed under them. Accordingly, GSK Consumer Healthcare and GSK may not have recourse against Pfizer, or may not recover in full from Pfizer, for losses which it may suffer in respect of a breach of those warranties, or in respect of the subject matter of any of the indemnities, or otherwise in respect of the consumer healthcare joint venture. This could materially and adversely affect the operations and financial results of the consumer healthcare joint venture and the Enlarged Group.

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

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Preparing for the future” on page 2;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 40 – Acquisitions and disposals” on pages 222 to 225

of the GSK Annual Report 2019 is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. GSK’s Internet address is gsk.com.

4.B	Business overview

•	See Item 3.D “Risk factors” above.

In addition, the information set forth under the headings:

•	“Our business model” on pages 1 and 2;

•	“Chairman’s statement” on page 3;

•	“CEO’s statement” on pages 4 and 5;

•	“Our long-term priorities” on page 9 (excluding the pro-forma figure in the first bullet point under the sub-heading “2019 progress” under “Performance”);

•	“Our culture” on page 10;

•	“Industry trends” on pages 12 to 14;

•	“Stakeholder engagement” on pages 15 and 16;

•	“Pharmaceuticals” on pages 17 to 22;

•	“Vaccines” on pages 23 to 26;

•	“Consumer Healthcare” on pages 27 to 29 (excluding the second sentence in the first paragraph under the sub-heading “Performance” on page 28);

•	“Trust” on pages 30 to 42 (excluding the heading and the paragraph under the heading “Our approach to reporting” on page 31);

•	“Note 6 – Turnover and segment information” on pages 180 to 183 (excluding the column titled “2017 (revised)” in the table “Pharmaceuticals turnover by therapeutic area” on page 180);

•	“Note 40 – Acquisitions and disposals” on pages 222 to 225;

•	“Pharmaceutical products, competition and intellectual property” on pages 272 to 273;

•	“Vaccines products, competition and intellectual property” on page 273; and

•	“Consumer Healthcare products and competition” on page 274

of the GSK Annual Report 2019 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the heading:

•	“Note 45 – Principal Group companies” on page 246; and

•	“Group companies” on pages 299 to 310

of the GSK Annual Report 2019 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the heading “Property, plant and equipment” under “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“Note 6 – Turnover and segment information” on pages 180 to 183 (excluding the column titled “2017 (revised)” in the table “Pharmaceuticals turnover by therapeutic area” on page 180); and

•	“Note 17 – Property, plant and equipment” on pages 193 to 194 of the GSK Annual Report 2019 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Regulatory environment” on page 14;

•	“Our preparations for Brexit” within “Risk management” on page 48; and

•	“Climate-related financial disclosure” within “Risk management” on page 46 of the GSK Annual Report 2019 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References in the GSK Annual Report 2019 to the reconciliations on page 62 and pages 266-268 of that report should be read to refer to the information in these tables.

Adjusted results reconciliation – 31 December 2019
											Divestments,
			Intangible		Intangible						significant
	Total		asset		asset		Major		Transaction		legal and		Adjusted
	results		amortisation		impairment		restructuring		-related		other items		results
	£m		£m		£m		£m		£m		£m		£m
Gross profit	21,891		713		30		658		383				23,675
Operating profit	6,961		777		83		1,105		345		(299)		8,972
Profit before taxation	6,221		777		83		1,110		345		(300)		8,236
Profit after taxation	5,268		621		66		902		221		(160)		6,918
Earnings per share	93.9	p	12.6	p	1.3	p	18.2	p	1.2	p	(3.3	)p	123.9	p
Weighted average number of shares (millions)	4,947												4,947

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(11,863)		713		30		658		383				(10,079)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(11,402)				4		332		104		247		(10,715)
Research and development	(4,568)		64		49		114				2		(4,339)
Other operating income	689						1		(142)		(548)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(814)						5				(1)		(810)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(953)		(156)		(17)		(208)		(124)		140		(1,318)

Adjusted results reconciliation – 31 December 2018
Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	Adjusted
results	amortisation	impairment	restructuring	-related	other items	results
£m	£m	£m	£m	£m	£m	£m
Gross profit	20,580	536	69	443	15	21,643
Operating profit	5,483	580	116	809	1,977	(220)	8,745
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543
Earnings per share	73.7	p	9.6	p	2.0	p	13.1	p	30.2	p	(9.2	)p	119.4	p
Weighted average number of shares (millions)	4,914	4,914

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,241)	536	69	443	15	(9,178)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,915)	2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49	20	(3,735)
Other operating income	(1,588)	2	1,864	(278)	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(717)	4	(3)	18	(698)
Profit on disposal of associates	3	(3)	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)

Adjusted results reconciliation – 31 December 2017
Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	US tax	Adjusted
results	amortisation	impairment	restructuring	-related	other items	reform	results
£m	£m	£m	£m	£m	£m	£m	£m
Gross profit	19,844	546	400	545	80	21,415
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257
Earnings per share	31.4	p	9.4	p	10.5	p	17.4	p	19.2	p	(9.4	)p	33.3	p	111.8	p
Weighted average number of shares (millions)	4,886	4,886

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,342)	546	400	545	80	(8,771)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,672)	248	83	(9,341)
Research and development	(4,476)	45	288	263	18	(3,862)
Other operating income	(1,965)	1,519	(220)	666	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(669)	4	8	(657)
Profit on disposal of associates	94	(94)	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)

Group financial review

Reporting framework

Total and Adjusted results

The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined below.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice.

Adjusted results

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

•	amortisation of intangible assets (excluding computer software)

•	impairment of intangible assets (excluding computer software) and goodwill

•

Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board-approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

•	transaction-related accounting or other adjustments related to significant acquisitions

•

proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items.

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items), they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

The Group has also initiated a two-year Separation Preparation programme to prepare GSK for separation into two new leading companies in biopharma and consumer healthcare.

From time to time, the Group divests non-core investments, products and businesses and records the profit or loss on disposal as an Adjusting item. The most notable divestment in the past five years was the disposal of the Oncology business as one element of the three-part transaction with Novartis in 2015.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2018 and 2019 are set out above.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit can be summarised as follows:

	2019 £m	2018 £m	2017 £m
Total operating profit	6,961	5,483	4,087
Intangible asset amortisation	777	580	591
Intangible asset impairment	83	116	688
Major restructuring	1,105	809	1,056
Transaction-related items	345	1,977	1,599
Divestments, significant legal and other items	(299)	(220)	(119)
US tax reform	—	—	666

Adjusted operating profit	8,972	8,745	8,568

The analysis of the impact of transaction-related items on operating profit is as follows:

	2019 £m	2018 £m	2017 £m
Novartis Consumer Healthcare Joint Venture put option	—	658	986
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	31	1,188	556
ViiV Healthcare put options and Pfizer preferential dividends	(234)	(58)	(126)
Contingent consideration on former Novartis Vaccines business	76	58	101
Release of fair value uplift on acquired Pfizer inventory	366	—	—
Other adjustments	106	131	82

Transaction-related items	345	1,977	1,599

Non-controlling interests in ViiV Healthcare

Trading profit allocations

Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare.

ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period, and at 31 December 2019, the liability, which is discounted at 8.5%, stood at £5,103 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2019 were £865 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

The cash payments are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi were as follows:

	2019 £m	2018 £m
Contingent consideration at beginning of the year	5,937	5,542
Remeasurement through income statement	31	1,188
Cash payments: operating cash flows	(767)	(703)
Cash payments: investing activities	(98)	(90)
Contingent consideration at end of the year	5,103	5,937

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2019, £730 million (31 December 2018 – £815 million) is expected to be paid within one year.

Exit rights

Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2019 £m	2018 £m
Pfizer put option	1,011	1,240
Pfizer preferential dividend	4	15

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six-month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.

However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six-month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six-month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Free cash flow

Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out below.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Financial performance

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are set out above under “Reporting framework” and reconciliations of Total results to Adjusted results are set out above.

Group turnover

Group turnover by business

	2019 £m	2018 £m	Growth £%	Growth CER%
Pharmaceuticals	17,554	17,269	2	—
Vaccines	7,157	5,894	21	19
Consumer Healthcare	8,995	7,658	17	17

Group turnover	33,706	30,821	9	8

Corporate and other unallocated turnover	48	—

	33,754	30,821	10	8

Group turnover by geographic region

	2019 £m	2018 £m	Growth £%	Growth CER%
US	13,890	11,982	16	12
Europe	8,069	7,973	1	2
International	11,795	10,866	9	9

	33,754	30,821	10	8

Group turnover for the year increased 10% AER, 8% CER to £33,754 million, with growth delivered by Vaccines and Consumer Healthcare, and Pharmaceuticals flat at CER.

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million and Respiratory sales were up 18% AER, 15% CER, to £3,081 million. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER.

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed significantly to growth.

Pharmaceuticals and Vaccines Innovation sales (sales of products launched in the last five years) amounted to £3.8 billion in 2019, driven by sales of Shingrix, Trelegy Ellipta and Nucala.

Consumer Healthcare sales grew 17% AER, 17% CER to £8,995 million, primarily reflecting the acquisition of the Pfizer consumer healthcare business.

Consumer Healthcare Innovation sales (sales of products new to market in the last three years) amounted to 12% of Consumer Healthcare sales, reflecting continued focus on Oral health innovations.

Pharmaceuticals

Pharmaceuticals turnover

	2019 £m	2018 (revised) £m	Growth £%	Growth CER%
Respiratory	3,081	2,612	18	15
HIV	4,854	4,722	3	1
Immuno-inflammation	613	472	30	25
Oncology	230	—	—	—
Established Pharmaceuticals	8,776	9,463	(7)	(8)

	17,554	17,269	2	—

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million, with growth in Juluca and Dovato partly offset by declines in Triumeq and Tivicay. Respiratory sales were up 18% AER, 15% CER, to £3,081 million, on growth of Trelegy Ellipta and Nucala. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER, including the impact of loss of exclusivity of Advair.

In the US, sales declined 1% AER, 4% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was more than offset by the decline in Established Products including the loss of exclusivity of Advair. Excluding Advair and Relvar/Breo Ellipta, which were impacted by genericisation of the ICS/LABA market, growth was 13% AER, 9% CER. In Europe, sales grew 1% AER, 2% CER, with strong growth in Respiratory partly offset by a decline in Established Pharmaceuticals. International grew 5% AER, 4% CER, with growth in all therapy areas.

Respiratory

Total Respiratory sales were up 18% AER, 15% CER, with strong growth in all regions. Ellipta product sales grew 13% AER, 10% CER, with Europe up 26% AER, 27% CER and International up 29% AER, 27% CER on Trelegy and Relvar/Breo growth. Nucala was up 36% AER, 37% CER in Europe and 56% AER, 50% CER in International. In the US, Trelegy Ellipta and Nucala growth offset the decline in Relvar/Breo Ellipta on post generic ICS/LABA price pressure.

Sales of Nucala were £768 million in the year and grew 36% AER, 33% CER, with US sales of £453 million up 33% AER, 28% CER, including the impact of the new at-home use application.

Sales of Ellipta products were up 13% AER, 10% CER to £2,313 million driven by growth in Europe and International regions. In the US, sales grew 4% AER, but were flat at CER, reflecting continued competitive pricing pressures for ICS/LABAs, post generic Advair. In Europe, sales grew 26% AER, 27% CER, and in International by 29% AER, 27% CER. Sales of Trelegy Ellipta contributed £518 million globally in the year, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 11% AER, 13% CER, driven by the US, where Relvar/Breo Ellipta declined 34% AER, 37% CER as a result of competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 11% AER, 12% CER in Europe, and 21% AER, 19% CER in International.

HIV

HIV sales grew 3% AER, 1% CER to £4,854 million in the year. The dolutegravir franchise grew 5% AER, 2% CER, delivering sales of £4,633 million. The remaining portfolio, £221 million and 5% of total HIV sales, declined 27% AER, 27% CER and reduced the overall HIV growth by two percentage points at AER and one percentage point at CER.

Sales of dolutegravir products were £4,633 million, with Triumeq and Tivicay delivering sales of £2,549 million and £1,662 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £422 million in the year with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, which reflected the impact of competition as well as the transition of the business to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £350 million. Total dolutegravir sales grew 4% AER but were flat at CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, offset by a net price benefit. In Europe, total dolutegravir sales were flat at AER and flat at CER, with strong growth in market share offsetting price erosion and higher clawback payments. Dovato and Juluca reported combined sales of £65 million. International grew strongly with total dolutegravir sales growth of 22% AER, 22% CER, driven by Tivicay and Triumeq.

Oncology

Sales of Zejula, were £229 million in the period from the date of acquisition, comprising £134 million in the US and £95 million in Europe.

Immuno-inflammation

Sales of Benlysta in the year were up 30% AER, 25% CER to £613 million, including sales of the sub-cutaneous formulation of £268 million. In the US, Benlysta grew 27% AER, 23% CER to £535 million.

Established Pharmaceuticals

Sales of Established Pharmaceuticals in the year were £8,776 million, down 7% AER, 8% CER.

Established Respiratory products declined 10% AER, 11% CER to £3,900 million, with the decline in Advair/Seretide partly offset by higher sales of Ventolin, Flovent and allergy products. In the US, a generic version of Advair was launched in February, resulting in a 54% AER, 56% CER decline in the year. In Europe, Seretide sales were down 16% AER, 16% CER to £502 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were flat at AER but down 1% CER. Globally, Ventolin grew by 27% AER, 25% CER, driven by the strong uptake of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined 5% AER, 6% CER to £4,876 million, including Lamictal down 8% AER, 10% CER to £566 million on generic competition and lower sales of Viread in International. These declines were partly offset by Augmentin, up 6% AER, 6% CER to £602 million in the year, driven by strong growth in International.

Vaccines

Vaccines turnover

	2019 £m	2018 £m	Growth £%	Growth CER%
Meningitis	1,018	881	16	15
Influenza	541	523	3	1
Shingles	1,810	784	>100	>100
Established Vaccines	3,788	3,706	2	1

	7,157	5,894	21	19

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth mainly due to Bexsero demand and share gains in the US together with stronger demand in International. Established Vaccines grew 2% AER, 1% CER to £3,788 million, primarily reflecting strong growth in Boostrix, Hepatitis vaccines, Synflorix and Infanrix/Pediarix, partly offset by lower Cervarix sales in International and supply constraints in MMRV vaccines.

Meningitis

Meningitis sales grew 16% AER, 15% CER to £1,018 million. Bexsero sales grew 16% AER, 16% CER to £679 million, driven by demand and share gains in the US together with stronger demand in International and Europe, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe. Menveo grew 15% AER, 13% CER, primarily reflecting improved supply and higher demand in International.

Influenza

Fluarix/FluLaval sales were up 3% AER, 1% CER to £541 million, reflecting strong sales execution in the US, partly offset by increased price competition in the US and lower demand in Europe.

Shingles

Shingrix recorded sales of £1,810 million, primarily driven by continued strong uptake and the favourable benefit of prior-period rebate adjustments in the US. Germany and Canada also contributed to growth.

Established Vaccines

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 10% AER, 8% CER. Infanrix/Pediarix sales grew 8% AER, 6% CER to £733 million, reflecting favourable year-on-year US CDC stockpile movements and stronger demand in International, partly offset by competitive pressures in Europe. Boostrix sales were up 13% AER, 11% CER to £584 million mainly due to strong demand in International together with share gains and higher demand in the US.

Hepatitis vaccines grew 8% AER, 6% CER to £874 million, primarily due to favourable year-on-year CDC stockpile movements and the continued benefit from a competitor supply shortage in the US, partly offset by supply constraints and lower demand in Europe.

Synflorix sales grew 10% AER, 11% CER to £468 million, primarily due to stronger demand in International.

Rotarix sales were up 7% AER, 6% CER to £558 million, reflecting stronger demand in International and the US together with favourable phasing in International.

MMRV vaccines sales declined 24% AER, 23% CER to £232 million, largely driven by supply constraints in Europe and International.

Cervarix sales were down 64% AER, 64% CER to £50 million, reflecting lower demand and expected returns due to competitive pressure in China, together with lower demand elsewhere in International.

Consumer Healthcare

Consumer Healthcare turnover

	2019 £m	2018 £m	Growth £%	Growth CER%
Wellness	4,526	3,940	15	14
Oral health	2,673	2,496	7	7
Nutrition	1,176	643	83	81
Skin health	620	579	7	7

	8,995	7,658	17	17

	2019 £m	2018 £m	Growth £%	Growth CER%
US	2,583	1,828	41	36
Europe	2,456	2,340	5	6
International	3,956	3,490	13	14

	8,995	7,658	17	17

Consumer Healthcare sales grew 17% AER, 17% CER in 2019 to £8,995 million. At a regional level, growth was driven by the US and International, particularly China, following the acquisition of the Pfizer portfolio.

Sales of the Consumer Healthcare business included five months of Pfizer brand sales arising after the creation of the joint venture. The Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness

Wellness sales grew 15% AER, 14% CER to £4,526 million for the year. Pain relief benefited from continued strong performance of Panadol and Advil with the latter reflecting ongoing recovery from now resolved supply issues. Voltaren saw weaker performance and was also impacted by retail stock movements. Respiratory sales declined as growth in Flonase was more than offset by weaker performance in Theraflu, following a strong cold and flu comparator in 2018. Growth was also impacted by a decline in other Respiratory brands.

Oral health

Oral health sales grew 7% AER, 7% CER to £2,673 million. Sensodyne saw double-digit, broad-based growth, with strong performance in the US and India benefiting from new product innovations. Gum health grew in double digits with broad-based growth, while Denture care grew in mid-single digits. Oral health growth was also impacted by a decline in sales of non-strategic brands.

Nutrition

Nutrition sales grew 83% AER, 81% CER to £1,176 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. Growth also reflected the strong performance of Horlicks, offset by declines in other Nutrition products due to the alignment of in-market inventory levels of some Pfizer brands, but was impacted by the divestment of Horlicks and Maxinutrition in the UK.

Skin health

Skin health sales grew 7% AER, 7% CER to £620 million, largely due to the addition of ChapStick from the Pfizer portfolio.

Cost of sales

	2019 £m	2018 £m	Growth £%	Growth CER%
Total cost of sales	(11,863)	(10,241)	16	16
Adjusted cost of sales	(10,079)	(9,178)	10	10

Total cost of sales as a percentage of turnover was 35.1%, 1.9 percentage points higher at AER and 2.4 percentage points higher in CER terms compared with 2018. This reflected an increase in the costs of Major restructuring programmes, primarily as a result of write-downs in a number of manufacturing sites, the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.1 percentage points higher at AER and 0.5 percentage points higher at CER compared with 2018. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, an unfavourable product mix in Pharmaceuticals and a number of non-restructuring related write-downs in manufacturing sites. This was partly offset by a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration

	2019 £m	2018 £m	Growth £%	Growth CER%
Total selling, general and administration	(11,402)	(9,915)	15	13
Adjusted selling, general and administration	(10,715)	(9,462)	13	12

Total SG&A costs as a percentage of turnover were 33.8%, 1.6 percentage points higher at AER and 1.6 percentage points higher at CER compared with 2018. This included increased significant legal charges arising from the settlement of existing matters and provisions for ongoing litigation, costs related to the acquisition of the Pfizer consumer healthcare business and a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision which was reflected in the tax charge, as well as increased restructuring costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.7%, 1.0 percentage point higher at AER than in 2018 and 1.0 percentage point higher on a CER basis.

The growth in Adjusted SG&A costs of 13% AER, 12% CER reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, as well as increased costs for a number of legal settlements.

This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development

	2019 £m	2018 £m	Growth £%	Growth CER%
Total research and development	(4,568)	(3,893)	17	15
Adjusted research and development	(4,339)	(3,735)	16	14

Total R&D expenditure was £4,568 million, 13.5% of turnover, up 17% AER, 15% CER. Adjusted R&D expenditure was £4,339 million, 12.9% of turnover, 16% higher at AER, 14% higher at CER than in 2018.

Pharmaceuticals R&D expenditure was £3,348 million, up 19% AER, 16% CER, with a significant increase in study and clinical trial material investment in Oncology compared with 2018. This reflected the progression of assets from the Tesaro acquisition, primarily Zejula and dostarlimab, and a number of other programmes, including belantamab mafodotin, NY-ESO, ICOS and bintrafusp alfa, as well as increased spending on the progression of key non-Oncology assets, such as aGM-CSF for rheumatoid arthritis. This was partly offset by savings from the early phase portfolio reprioritisation in late 2018. R&D expenditure in Vaccines and Consumer Healthcare was £718 million and £273 million, respectively.

Royalty income

Royalty income was £351 million (2018 – £299 million), up 17% AER, 17% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)

Net other operating income of £689 million (2018 – £1,588 million expense) primarily reflected the profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million) and a number of other asset disposals, together with an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. The cumulative increase in value since the signing of the proposed transaction was £240 million.

Other income also included accounting credits of £127 million (2018 – £1,846 million expense) arising from the remeasurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a remeasurement charge of £31 million (2018 – £1,188 million) for the contingent consideration liability due to Shionogi, primarily arising from the unwind of the discounting, partly offset by changes in exchange rate assumptions and sales forecasts. 2018 also included a remeasurement charge of £658 million in relation to the Consumer Healthcare put option.

Operating profit

Total operating profit was £6,961 million in 2019 compared with £5,483 million in 2018. Reduced remeasurement charges on the contingent consideration liabilities, no Consumer Healthcare put option charge, increased profits on disposals and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for Major restructuring, primarily arising from write-downs in a number of manufacturing sites and costs to integrate the Consumer Healthcare Joint Venture, and increased significant legal charges.

Excluding these and other Adjusting items, Adjusted operating profit was £8,972 million, 3% higher than 2018 at AER but flat at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.6% was 1.8 percentage points lower at AER, and 2.1 percentage points lower on a CER basis than in 2018.

The reduction in Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, favourable inventory adjustments in Vaccines and the continued benefit of restructuring with tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2019 amounted to £893 million (2018 – £1,137 million), including payments to Shionogi of £865 million (2018 – £793 million).

Operating profit by business

Pharmaceuticals operating profit was £4,595 million, down 20% AER, 22% CER with turnover flat at CER. The operating margin of 26.2% was 7.1 percentage points lower at AER than in 2018 and 7.2 percentage points lower on a CER basis. This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the decline in Advair and growth in lower margin products, a significant increase in Oncology R&D and investment in new product support and targeted priority markets, together with a number of non-restructuring related write-downs in manufacturing sites and higher legal costs.

This was partly offset by the continued benefit of restructuring and tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £2,966 million, 53% AER, 46% CER higher than in 2018 on a turnover increase of 19% CER. The operating margin of 41.4% was 8.5 percentage points higher at AER than in 2018 and 7.3 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income. Increased SG&A investment to support business growth was partly offset by income from one-off settlements.

Consumer Healthcare operating profit was £1,874 million, up 24% AER, 22% CER higher on a turnover increase of 17% CER. The operating margin of 20.8% was 1.0 percentage point higher at AER and 0.9 percentage points higher on a CER basis than in 2018. This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands and the divestment of lower margin tail products, as well as tight control of other operating expenses, partly offset by increased investment in promotion.

Net finance costs

Finance income	2019 £m	2018 (revised) £m
Interest and other income	79	74
Fair value movements	19	7

	98	81

Finance expense
Interest expense	(840)	(715)
Unwinding of discounts on provisions	(8)	(15)
Remeasurements and fair value movements	(1)	3
Finance expense on lease liabilities	(39)	(2)
Other finance expense	(24)	(69)

	(912)	(798)

Total net finance costs were £814 million compared with £717 million in 2018. Adjusted net finance costs were £810 million compared with £698 million in 2018. The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in 2018. This was partly offset by the benefit from older bonds being refinanced at lower interest rates, a fair value gain on interest rate swaps and interest of £23 million in Q3 2018 on an historic tax settlement. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £39 million in the year.

Share of after-tax profits of associates and joint ventures

The share of after-tax profits of associates was £74 million (2018 – £31 million). This included a one-off adjustment of £51 million to reflect GSK’s share of increased after-tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Profit before tax

Taking account of net finance costs and the share of profits of associates, profit before taxation was £6,221 million compared with £4,800 million in 2018.

Taxation

	2019 £m	2018 £m
UK current year charge	149	234
Rest of world current year charge	1,407	1,426
Charge in respect of prior periods	(420)	(492)

Total current taxation	1,136	1,168

Total deferred taxation	(183)	(414)

Taxation on total profits	953	754

The charge of £953 million represented an effective tax rate on Total results of 15.3% (2018 – 15.7%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £1,318 million and represented an effective Adjusted tax rate of 16.0% (2018 – 19.0%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, to the financial statements ‘Taxation’. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £623 million (2018 – £423 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £482 million (2018 – £251 million) and higher net profits in some of the Group’s other entities with non-controlling interests. This was partly offset by the lower allocation of Consumer Healthcare profits of £70 million (2018 – £117 million) following the buyout of Novartis’ interest in June 2018 and the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory.

The allocation of Adjusted earnings to non-controlling interests amounted to £787 million (2018 – £674 million). The increase in allocation reflected an increased allocation of Consumer Healthcare profits of £204 million (2018 – £118 million), an increased allocation of ViiV Healthcare profits of £512 million (2018 – £501 million) and higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share

Total earnings per share was 93.9p, compared with 73.7p in 2018. The increase in earnings per share primarily reflected reduced remeasurement charges on the contingent consideration liabilities and put options, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, a reduced effective tax rate and the increased share of after-tax profit of the associate Innoviva.

Adjusted EPS of 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER, with Adjusted operating profit flat at CER. The improvement primarily resulted from a reduced effective tax rate and an increased share of after-tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs and a higher non-controlling interest allocation of Consumer Healthcare profits.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2018. See Note 16 to the financial statements, ‘Dividends’.

Dividend policy

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25 - 1.50x, before returning the dividend to growth.

Outlook

Our outlook for 2020 reflects our expectations for growth in key new products, and the start of a two-year period in which we will continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation.

In 2020 we expect Adjusted EPS to decline in the range of -1% to -4% at CER. This guidance excludes any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on our business from the coronavirus outbreak.

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

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Cautionary statement regarding forward-looking statements’ and ‘Assumptions related to 2016-2020 outlook’ on the inside back cover of the GSK Annual Report 2019.

Adjusting items

Major restructuring and integration

Within the Pharmaceuticals sector, the highly-regulated manufacturing operations and supply chains and long life-cycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.

Major restructuring costs are those related to specific Board-approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller-scale restructuring costs are retained within Total and Adjusted results.

Total Major restructuring charges incurred in 2019 were £1,105 million (2018 – £809 million), analysed as follows:

			2019			2018
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
2018 major restructuring programme (incl. Tesaro)	227	572	799	279	90	369
Consumer Healthcare Joint Venture integration programme	248	4	252	—	—	—
Combined restructuring and integration programme	10	44	54	330	110	440

	485	620	1,105	609	200	809

Cash charges primarily arose from restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme and integration costs under the Consumer Healthcare Joint Venture integration programme. Non-cash charges under the 2018 major restructuring programme primarily related to announced plans to restructure the manufacturing network.

Total cash payments made in 2019 were £645 million, £316 million for the existing Combined restructuring and integration programme (2018 – £528 million) and £164 million (2018 – £9 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £165 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of major restructuring charges by business was as follows:

	2019 £m	2018 £m
Pharmaceuticals	651	563
Vaccines	58	104
Consumer Healthcare	321	72

	1,030	739

Corporate and central functions	75	70

Total Major restructuring charges	1,105	809

The analysis of Major restructuring charges by Income statement line was as follows:

	2019 £m	2018 £m
Cost of sales	658	443
Selling, general and administration	332	315
Research and development	114	49
Other operating income/(expense)	1	2

Total Major restructuring charges	1,105	809

The Combined restructuring and integration programme delivered incremental annual cost savings in the year of £0.3 billion. The 2018 major restructuring programme delivered incremental cost savings in the year of £0.2 billion.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.0 billion with non-cash charges of £1.4 billion. The total of £5.4 billion represents a reduction of £0.3 billion from the originally approved £5.7 billion. The programme has now delivered approximately £4.2 billion of annual savings, including an estimated currency benefit of £0.2 billion. The programme is expected to deliver by the end of 2020 total annual savings of £4.3 billion on a constant currency basis, including an estimated benefit of £0.2 billion from currency on the basis of 2019 average exchange rates. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the Combined restructuring and integration programme from 2020 onwards.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million. This has been added to and reported as part of the existing 2018 major restructuring programme.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group has initiated a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare.

The programme aims to:

•	drive a common approach to R&D with improved capital allocation

•	align and improve the capabilities and efficiency of global support functions to support New GSK

•	further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway

•	prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.Additional one-time costs to prepare Consumer Healthcare for separation are estimated at £600-700 million, excluding transaction costs.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £345 million (2018 – £1,977 million). This included a net £127 million accounting credit for the remeasurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2019 £m	2018 £m
Consumer Healthcare Joint Venture put option	—	658
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	31	1,188
ViiV Healthcare put options and Pfizer preferential dividends	(234)	(58)
Contingent consideration on former Novartis Vaccines business	76	58
Release of fair value uplift on acquired Pfizer inventory	366	—
Other adjustments	106	131

Total transaction-related charges	345	1,977

The £31 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £435 million unwind of the discount, partly offset by updated exchange rate assumptions and adjustments to sales forecasts. The £234 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of adjustments to multiples and sales forecasts as well as updated exchange rate assumptions.

Other adjustments included transaction costs arising on completion of the Consumer Healthcare Joint Venture with Pfizer, as well as a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.

Divestments, significant legal charges and other items

Divestments and other items included a profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million), a gain in the year of £143 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items together with the profit on a number of asset disposals. A charge of £251 million (2018 – £33 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £294 million (2018 – £39 million).

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2019 £m	2018 £m
Net cash inflow from operating activities	8,020	8,421
Net cash outflow from investing activities	(5,354)	(1,553)
Net cash outflow from financing activities	(1,840)	(6,389)
Increase/(decrease) in cash and bank overdrafts	826	479
Cash and bank overdrafts at beginning of year	4,087	3,600
Increase in cash and bank overdrafts	826	479
Exchange adjustments	(82)	8
Cash and bank overdrafts at end of year	4,831	4,087
Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,707	3,874
Cash and cash equivalents reported in assets held for sale	507	485
Overdrafts	(383)	(272)

	4,831	4,087

The net cash inflow from operating activities for the year was £8,020 million (2018 - £8,421 million). The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition, higher restructuring payments and higher significant legal costs. This was partly offset by improved operating profits including currency benefits, a reduction in inventory and lower increase in trade receivables, lower contingent consideration payments and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,163 million (2018 – £1,796 million) and disposals realised £603 million (2018 – £453 million). Cash payments to acquire equity investments amounted to £258 million (2018 – £309 million), primarily relating to Lyell Immunopharma, and sales of equity investments realised £69 million (2018 – £151 million).

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2019 £m	2018 £m
Free cash inflow	5,073	5,692

The reduction in free cash flow primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition, increased capital expenditure including the acquisition of intangible assets, higher restructuring payments and higher significant legal costs. This was partly offset by improved operating profits including currency benefits, a reduction in inventory and a lower increase in trade receivables, lower contingent consideration payments compared with 2018, which included a milestone payment to Novartis, lower dividend payments to non-controlling interests and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £865 million (2018 – £793 million), of which £767 million was recognised in cash flows from operating activities and £98 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Reconciliation of net cash inflow from operating activities to free cash flow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2019 £m	2018 £m
Net cash inflow from operating activities	8,020	8,421
Purchase of property, plant and equipment	(1,265)	(1,344)
Purchase of intangible assets	(898)	(452)
Proceeds from sale of property, plant and equipment	95	168
Proceeds from disposal of intangible assets	404	256
Interest paid	(895)	(766)
Interest received	82	72
Dividends from associates and joint ventures	7	39
Contingent consideration paid (reported in investing activities)	(113)	(153)
Contribution from non-controlling interests	—	21
Distributions to non-controlling interests	(364)	(570)

Free cash flow	5,073	5,692

Future cash flow

Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Principal risks and uncertainties’ discussed under Item 3.D “Risk Factors” above. We may from time to time have additional demands for finance, such as for acquisitions, including potentially acquiring increased ownership interests in the ViiV Healthcare business where minority shareholders hold put options. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.

Investment appraisal and capital allocation

We have a strong framework for capital allocation, including a board to govern the allocation of capital between our businesses. We utilise a consistent cash return on invested capital (CROIC) methodology to prioritise investment across the Group as a whole, so that we can more effectively compare the returns from each of the businesses as we allocate capital between them. We also consider the impact on EPS and our credit profile where relevant.

Financial position and resources

	2019 £m	2018 £m
Assets
Non-current assets
Property, plant and equipment	10,348	11,058
Right of use assets	966	—
Goodwill	10,562	5,789
Other intangible assets	30,955	17,202
Investments in associates and joint ventures	314	236
Other investments	1,837	1,322
Deferred tax assets	4,096	3,887
Derivative financial instruments	103	69
Other non-current assets	1,020	1,576

Total non-current assets	60,201	41,139

Current assets
Inventories	5,947	5,476
Current tax recoverable	262	229
Trade and other receivables	7,202	6,423
Derivative financial instruments	421	188
Liquid investments	79	84
Cash and cash equivalents	4,707	3,874
Assets held for sale	873	653

Total current assets	19,491	16,927

Total assets	79,692	58,066

Liabilities
Current liabilities
Short-term borrowings	(6,918)	(5,793)
Contingent consideration liabilities	(755)	(837)
Trade and other payables	(14,939)	(14,037)
Derivative financial instruments	(188)	(127)
Current tax payable	(629)	(965)
Short-term provisions	(621)	(732)

Total current liabilities	(24,050)	(22,491)

Non-current liabilities
Long-term borrowings	(23,590)	(20,271)
Corporation tax payable	(189)	(272)
Deferred tax liabilities	(3,810)	(1,156)
Pensions and other post-employment benefits	(3,457)	(3,125)
Other provisions	(670)	(691)
Derivative financial instruments	(1)	(1)
Contingent consideration liabilities	(4,724)	(5,449)
Other non-current liabilities	(844)	(938)

Total non-current liabilities	(37,285)	(31,903)

Total liabilities	(61,335)	(54,394)

Net assets	18,357	3,672

Total equity	18,357	3,672

Acquisition of Pfizer consumer healthcare business

As the acquisition of the Pfizer consumer healthcare business was a non-cash transaction, it resulted in an increase in net assets of £15.0 billion, including intangible assets of £12.4 billion and goodwill of £3.9 billion. This reflected the recognition of Pfizer’s non-controlling interest in the Consumer Healthcare Joint Venture of £6.9 billion and a gain in retained earnings of £8.1 billion representing the difference between fair value and book value of the 32% of GSK’s Consumer Healthcare business transferred to Pfizer.

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2019 was £21,599 million, with a net book value of £10,348 million. Of this, land and buildings represented £4,037 million, plant and equipment £4,425 million and assets in construction £1,886 million. In 2019, we invested £1,640 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2019, we had contractual commitments for future capital expenditure of £413 million. We believe that our property and plant facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on page 41 of the GSK Annual Report 2019 and in Note 46 to the financial statements, ‘Legal proceedings’.

Right of use assets

Right of use assets amounted to £966 million at 31 December 2019 compared with £1,071 million on 1 January 2019, following the implementation of IFRS 16. The decrease in the year reflected the impact of depreciation and disposals of £214 million and £64 million respectively, partly offset by additions, including from business combinations, of £211 million.

Goodwill

Goodwill increased to £10,562 million at 31 December 2019, from £5,789 million, primarily reflecting additions of £3,854 million arising from the acquisition of the Pfizer consumer healthcare business and £1,169 million from the acquisition of Tesaro, Inc.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2019 was £30,955 million (2018 – £17,202 million). The increase primarily reflected additions of £12,357 million from the acquisition of the Pfizer consumer healthcare business and £3,092 million from the acquisition of Tesaro, Inc.

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2019 of £314 million (2018 – £236 million). The market value at 31 December 2019 was £396 million (2018 – £487 million). The largest of these investments was in Innoviva Inc., which had a book value at 31 December 2019 of £261 million (2018 – £189 million) and a market value of £343 million. See Note 21 to the financial statements, ‘Investments in associates and joint ventures’.

Other investments

We held other investments with a carrying value at 31 December 2019 of £1,837 million (2018 – £1,322 million). The highest value investments held at 31 December 2019 were in 23andMe, which had a book value at 31 December 2019 of £227 million (2018 – £229 million), Progyny, Inc, which had a book value of £213 million (2018 – £21 million) and Theravance Biopharma, Inc., which had a book value at 31 December 2019 of £189 million (2018 – £194 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had current derivative financial assets held at fair value of £421 million (2018 – £188 million) and non-current derivative financial assets held at fair value of £103 million (2018 –£69 million). £240 million of current derivative financial assets related to a derivative embedded in the agreement to divest Horlicks and other nutritional brands to Unilever plc. See Note 40 for further information. The majority of the remainder of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventory of £5,947 million increased from £5,476 million in 2018 primarily reflecting the higher inventory in Consumer Healthcare following the Pfizer acquisition in the year, partly offset by the impact of exchange movements.

Trade and other receivables

Trade and other receivables of £7,202 million increased from £6,423 million in 2018, primarily reflecting the impact of higher sales, particularly in Vaccines, partly offset by better collections and exchange movements.

Deferred tax assets

Deferred tax assets amounted to £4,096 million (2018 – £3,887 million) at 31 December 2019.

Derivative financial instruments: liabilities

We held current and non-current derivative financial liabilities at fair value of £189 million (2018 – £128 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

At 31 December 2019, trade and other payables were £14,939 million compared with £14,037 million at 31 December 2018. The increase primarily reflected higher payables in Consumer Healthcare following the Pfizer acquisition in the year, partly offset by exchange movements.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £5,101 million at 31 December 2019 (2018 – £2,579 million). Other provisions at the year-end included £198 million (2018 – £219 million) related to legal and other disputes and £505 million (2018 – £641 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £1,921 million (2018 — £995 million) on pension arrangements and £1,418 million (2018 – £1,379 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Other non-current liabilities

Other non-current liabilities amounted to £844 million at 31 December 2019 (2018 – £938 million).

Contingent consideration liabilities

Contingent consideration amounted to £5,479 million at 31 December 2019 (2018 – £6,286 million), of which £5,103 million (2018 – £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £339 million (2018 – £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

The liability due to Shionogi included £222 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2019 was £4 million (2018 – £15 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.

Of the contingent consideration payable (on a post-tax basis) at 31 December 2019, £755 million (2018 – £837 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

Net debt

	2019 £m	2018 £m
Cash, cash equivalents and liquid investments	4,786	3,958
Cash, cash equivalents reported in assets held for sale	507	485
Borrowings – repayable within one year	(6,918)	(5,793)
Borrowings – repayable after one year	(23,590)	(20,271)

Net debt	(25,215)	(21,621)

At 31 December 2019, net debt was £25.2 billion, compared with £21.6 billion at 31 December 2018. This comprised gross debt of £30.5 billion and cash and liquid investments of £5.3 billion, including £0.5 billion reported within Assets held for sale. Net debt increased due to the £3.9 billion acquisition of Tesaro Inc as well as £0.2 billion of Tesaro net debt, together with the £1.3 billion impact from the implementation of IFRS 16, the dividend paid to shareholders of £4.0 billion and other net investing activities of £0.1 billion, partly offset by £0.7 billion net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £5.1 billion of free cash flow.

At 31 December 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £6.9 billion, with loans of £3.2 billion repayable in the subsequent year.

At 31 December 2019, GSK’s cash and liquid investments were held as follows:

	2019 £m	2018 £m
Bank balances and deposits	2,565	1,853
Bank balances and deposits reported in assets held for sale	507	485
US Treasury and Treasury repo only money market funds	102	449
Liquidity funds	2,040	1,572
Cash and cash equivalents	5,214	4,359
Liquid investments – Government securities	79	84

	5,293	4,443

Cash and liquid investments of £3.6 billion (2018 – £2.9 billion) were held centrally at 31 December 2019.

The analysis of cash and gross debt after the effects of hedging is as follows.

	2019 £m	2018 £m
Cash and liquid investments	5,293	4,443
Gross debt – fixed[1]	(25,064)	(21,603)
– floating	(5,444)	(4,432)
– non-interest bearing	—	(29)

Net debt	(25,215)	(21,621)

1	Includes £2.1 billion equivalent of notes swapped from floating to fixed rates via interest rate swaps.

Movements in net debt

	2019 £m	2018 £m
Net debt at beginning of year	(21,621)	(13,178)
Implementation of IFRS 16	(1,303)	—
Net debt at beginning of year, as adjusted	(22,924)	(13,178)
Increase in cash and bank overdrafts	826	479
Decrease in liquid investments	(1)	—
Increase in long-term loans	(4,794)	(10,138)
Net repayment of short-term loans	1,065	1,986
Repayment of lease liabilities	214	28
Debt of subsidiary undertakings acquired	(524)	—
Exchange movements	1,015	(776)
Other movements	(92)	(22)

Net debt at end of year	(25,215)	(21,621)

Interest rate benchmark reform

‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39 and IFRS 7’ was issued by the IASB in September 2019. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms.

At 31 December 2019, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Total equity

At 31 December 2019, total equity had increased from £3,672 million at 31 December 2018 to £18,357 million.

A summary of the movements in equity is set out below.

	2019 £m	2018 £m
Total equity at beginning of year	3,672	3,489
Implementation of IFRS 15		(4)
Implementation of IFRS 9		(11)
Implementation of IFRS 16	(93)
Total equity at beginning of year, as adjusted	3,579	3,474
Total comprehensive income for the year	3,701	4,300
Dividends to shareholders	(3,953)	(3,927)
Recognition of interest in Consumer Healthcare
Joint Venture	14,969	—
Ordinary shares issued	51	74
Changes in non-controlling interests	(10)	—
De-recognition of liabilities with non-controlling interests	—	(62)
Share-based incentive plans	365	360
Tax on share-based incentive plans	19	2
Contributions from non-controlling interests	—	21
Distributions to non-controlling interests	(364)	(570)

Total equity at end of year	18,357	3,672

Share purchases

No shares were repurchased by the company during 2019. At 31 December 2019, GSK held 393.5 million shares as Treasury shares (2018 – 414.6 million shares), at a cost of £5,505 million (2018 – £5,800 million), which has been deducted from retained earnings.

No ordinary shares were purchased in the period 1 January 2020 to 24 February 2020 and the company does not expect to make any ordinary share repurchases in the remainder of 2020.

In 2019, 21.1 million Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2019, the ESOP Trusts held 36.4 million (2018 – 41.5 million) GSK shares against the future exercise of share options and share awards. The carrying value of £135 million (2018 – £161 million) has been deducted from other reserves. The market value of these shares was £647 million (2018 – £619 million).

Contractual obligations and commitments

Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’.

The following table sets out our contractual obligations and commitments at 31 December 2019 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Loans	29,408	6,678	5,883	3,925	12,922
Interest on loans	8,952	780	1,409	1,159	5,604
Finance lease obligations	1,250	240	346	198	466
Future finance charges	223	41	66	42	74
Intangible assets	9,727	578	607	1,502	7,040
Property, plant & equipment	413	378	35	—	—
Investments	47	24	23	—	—
Purchase commitments	1,047	925	121	1	—
Pensions	163	75	88	—	—

Total	51,230	9,719	8,578	6,827	26,106

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £4.9 billion which relates to externalised projects in the discovery portfolio. There was an increase in the commitments in 2019 as a result of a number of new R&D collaborations, including with Merck KgaA and Lyell Immunopharma.

In 2018, we reached an agreement with the trustees of the UK pension schemes to make additional contributions, to assist in eliminating the pension deficit identified as part of the 31 December 2017 actuarial funding valuation. The table above includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £130 million. For further information on pension obligations, see Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’.

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	32	4	11	3	14
Other contingent liabilities	65	10	17	8	30

Total	97	14	28	11	44

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 31 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2019, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ under Item 3.D “Risk Factors” above and Note 46 to the financial statements, ‘Legal proceedings’.

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 16 October 2019. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.

Treasury operations

The objective of GSK’s Treasury activities is to minimise the post-tax net cost of financial operations and reduce its volatility in order to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes, as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates.

Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.

Capital management

GSK’s financial strategy, implemented through the Group’s financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets short-term credit ratings of A-1 and P-1 while maintaining single A long-term ratings consistent with those targets.

Liquidity risk management

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding requirements are monitored by the TMG on a regular basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.

Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

Interest rate risk management

GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.

Foreign exchange risk management

Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies regularly.

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Treasury’s usage of these limits is monitored daily by a Treasury Compliance Officer (TCO) who operates independently of Treasury. Any breach of these limits would be reported to the CFO immediately.

The TCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Treasury so that changes can be made to investment levels or to authority limits as appropriate. In addition, relationship banks and their credit ratings are reviewed regularly and a report is presented annually to the TMG for approval.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the International Accounting Standards Board (IASB), following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies relate to the following areas:

•	Turnover

•	Taxation (Note 14)

•	Legal and other disputes (Notes 31 and 46)

•	Contingent consideration and put option liabilities (Notes 28 and 32)

•	Pensions and other post-employment benefits (Note 30)

•	Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

Turnover

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals business:

•

We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

•

Customer rebates are offered to key managed care and Group Purchasing Organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

•

The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce State and Federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

•

We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market-related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2019		2018		2017
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	18,471	100	18,227	100	16,365	100
Market-driven segments	(5,976)	(32)	(5,147)	(28)	(4,040)	(25)
Government mandated and state programmes	(4,264)	(23)	(4,594)	(25)	(3,933)	(24)
Cash discounts	(356)	(2)	(361)	(2)	(330)	(2)
Customer returns	(141)	(1)	(98)	(1)	(97)	(1)
Prior year adjustments	247	1	98	1	86	1
Other prior year items	—	—	(59)	—	(23)	—
Other items	(579)	(3)	(613)	(4)	(460)	(3)
Total deductions	(11,069)	(60)	(10,774)	(59)	(8,797)	(54)

Net turnover	7,402	40	7,453	41	7,568	46

Market-driven segments consist primarily of Managed Care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and Federal Government programmes which receive government-mandated pricing via rebates and chargebacks.

The increased deductions in the market-driven segments of the gross turnover to net turnover reconciliation primarily reflected higher rebates and chargebacks on respiratory products, and on Advair in particular. A generic version of Advair was launched in February 2019, and during the year Advair accounted for 7% of US Pharmaceuticals turnover and approximately 27% of the total deduction for rebates and returns. The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 79% of the total deduction in the year.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2019, the total accrual amounted to £4,200 million (2018 – £4,356 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2019 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

Legal and other disputes

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.

We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.

This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of our operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 46 to the financial statements, ‘Legal proceedings’.

Please refer to the “Financial review 2018” of the GSK Annual Report on Form 20-F for the year ended 31 December 2018 for a comparative discussion of 2018 financial results compared to 2017.

5.B	Liquidity and capital resources

The information set forth under the headings “Cash generation and conversion,” “Financial position and resources” and “Treasury policies” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“Note 35 – Commitments” on page 216; and

•	“Note 43 – Financial instruments and related disclosures” on pages 227 to 243 of the GSK Annual Report 2019 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Innovation” within:

○	“Our long-term priorities” on the Inside front cover;

○	the “Chairman’s statement” on page 3;

○	“Our long-term priorities” on page 9;

○	“Pharmaceuticals” on pages 17 to 21;

○	“Vaccines” on pages 23 to 25; and

○	“Consumer Healthcare” on pages 27 to 28;

•	“Performance” within:

○	“Our long-term priorities” on the Inside front cover;

○	“Our long-term priorities” on page 9 (excluding the pro-forma figure in the first bullet point under the sub-heading “2019 progress” under “Performance”);

○	“Pharmaceuticals” on page 22;

○	“Vaccines” on page 26; and

○	“Consumer Healthcare” on pages 28 to 29 (excluding the second sentence in the first paragraph under the sub-heading “Performance” on page 28);

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 269 to 271;

•	“Pharmaceutical products, competition and intellectual property” on pages 272 to 273;

•	“Vaccines products, competition and intellectual property” on page 273; and

•	“Consumer Healthcare products and competition” on page 274

of the GSK Annual Report 2019 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “Group Financial Review” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Off-balance sheet arrangements

Not applicable.

5.F	Tabular disclosure of contractual obligations

The information set forth under the heading “Contractual obligations and commitments” in Item 5.A on this annual report on Form 20-F is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“Our Board” on pages 79 to 81; and

•	“Our Corporate Executive Team” on pages 82 to 83

of the GSK Annual Report 2019 is incorporated herein by reference.

6.B	Compensation

•	“Remuneration report” on pages 115 to 150 (excluding the words after “CER” in the third bullet point in the table titled “Financial performance” on page 122);

•	“2020 Remuneration policy summary” on page 140; and

•	“Remuneration policy report” on pages 141 to 150

of the GSK Annual Report 2019 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Corporate governance” on pages 75 to 114 (excluding the heading and the information under the heading “Section 172 statement” on pages 111 to 112); and

•	“Additional remuneration disclosures” on page 128; and

•	“Donations to political organisations and political expenditure” on page 298 of the GSK Annual Report 2019 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Note 9 – Employee costs” on page 185;

•	“Note 30 – Pensions and other post-employment benefits” on pages 205 to 213; and

•	“Number of employees” under “Five year record” on page 265

of the GSK Annual Report 2019 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 44 – Employee share schemes” on pages 244 to 245;

•	“2019 Total remuneration” on pages 119 to 120;

•	“Value earned from Long Term Incentives (LTIs)” on page 124;

•	“Update on performance of ongoing LTI awards” and “Performance updates” on page 125; and

•	“Directors’ interests in shares” on pages 137 to 138

of the GSK Annual Report 2019 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 113;

•	“Share capital and control” on pages 288 to 289; and

•	“Analysis of shareholdings at 31 December 2019” on page 290

of the GSK Annual Report 2019 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 39 – Related party transactions” on page 222

of the GSK Annual Report 2019 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See Item 18 below.

In addition, the information set forth under the headings:

•	“Note 46 – Legal proceedings” on pages 247 to 251; and

•	“Dividends” on page 290

of the GSK Annual Report 2019 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading:

•	“Note 46 – Legal proceedings” on pages 247 to 251

of the GSK Annual Report 2019 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 289; and

•	“Nature of trading market” on page 289

of the GSK Annual Report 2019 is incorporated herein by reference.

The trading symbol for GSK’s Ordinary Shares of 25p each on the London Stock Exchange is GSK.L and the trading symbol for GSK’s ADSs on the New York Stock Exchange is GSK.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	The second paragraph under “Share capital and control” on page 288; and

•	“Nature of trading market” on page 289

of the GSK Annual Report 2019 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of GlaxoSmithKline plc

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

If in their opinion the company’s financial position justifies such payments, the Directors may, as far as any applicable legislation allows, pay interim dividends on shares of any class of such amounts and in respect of such periods as they think fit. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be declared, apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid. As the company has only one class of Ordinary Shares, the holders of such Ordinary Shares will be entitled to participate in any surplus assets on a winding-up in proportion to their shareholdings.

(d) Variation of rights and changes in capital

Subject to the provisions of any statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company (the “Companies Acts”), the rights attached to any class of shares may be varied with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At every such separate meeting, the provisions of the Articles relating to general meetings shall apply, except the necessary quorum shall be at least two persons entitled to vote and holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) (but provided that at any adjourned meeting one holder of shares of the relevant class present in person or by proxy shall be a quorum).

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

Under the terms of the shareholders’ agreement, Novartis had the right to require GSK to purchase its shares in the consumer healthcare joint venture. On June 1, 2018, GSK acquired 100% of the shares in GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSK Consumer Healthcare”) following cancellation of Novartis’s shares under the terms of a put option implementation agreement among GSK, Novartis and GSK Consumer Healthcare, among others.

GSK continues to have obligations to pay further sales and milestone-based consideration to Novartis under the share and business sale agreement relating to the vaccines business of Novartis.

Agreement with Pfizer

On December 19, 2018, GSK, GSK Consumer Healthcare and Pfizer Inc. (“Pfizer”) entered into a Stock and Asset Purchase Agreement (the “SAPA”) pursuant to which the parties agreed to form a consumer healthcare joint venture through the acquisition by GSK Consumer Healthcare from Pfizer of Pfizer’s consumer healthcare business and the transfer by GSK to GSK Consumer Healthcare of those parts of the GSK consumer healthcare business not already part of GSK Consumer Healthcare as of the date of the SAPA (with certain limited exceptions). As consideration for the acquisition of its consumer healthcare business, Pfizer received shares in GSK Consumer Healthcare representing a 32% ownership interest in the joint venture. GSK retained a controlling interest in GSK Consumer Healthcare of 68%. On July 31, 2019, the parties entered into an amendment to the SAPA, pursuant to which: (i)

GSK Consumer Healthcare transferred by novation to GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited (“GSK Consumer Healthcare (No. 2)”) all rights, title, interest, obligations duties and liabilities of GSK Consumer Healthcare under and in respect of the SAPA, (ii) the parties released GSK Consumer Healthcare from its obligations under the SAPA in exchange for GSK Consumer Healthcare (No. 2)’s assumption thereof and (iii) certain other amendments to the SAPA and other arrangements in connection with the closing of the transaction, including in relation to the delayed legal completion of the transaction in a number of jurisdictions due to regulatory constraints. The transaction closed on July 31, 2019.

Each of GSK and Pfizer has given customary and broadly reciprocal representations and warranties to each other under the SAPA. GSK and Pfizer have agreed to indemnify each other and GSK Consumer Healthcare (No. 2) (as applicable) in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) certain liabilities which the parties have agreed will be retained by GSK or Pfizer; (ii) any breach of their respective covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA; or (iii) any breach of their respective representations and warranties given under the SAPA or the related ancillary agreements implementing the SAPA as of the date of completion of the transaction. GSK Consumer Healthcare (No. 2) has agreed to indemnify GSK and Pfizer in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) liabilities which GSK Consumer Healthcare (No. 2) has agreed to assume in connection with the transaction; (ii) liabilities resulting from the conduct of GSK Consumer Healthcare’s business other than those liabilities that GSK has agreed to retain in connection with the transaction; and (iii) any breach of GSK Consumer Healthcare (No.2)’s post-completion covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA.

In connection with the closing of the transaction on July 31, 2019, GSK, Pfizer, GSK Consumer Healthcare and GSK Consumer Healthcare (No. 2) entered into a Shareholders’ Agreement in relation to the consumer healthcare joint venture (the “Shareholders’ Agreement”). Under the terms of the Shareholders’ Agreement, GSK has the right to appoint six directors to the board of the joint venture and the right to appoint the chair of the board of the joint venture, and Pfizer has the right to appoint three directors to the board of the joint venture. The Shareholders’ Agreement contains a list of customary reserved matters that may not be undertaken by the joint venture without the prior approval of Pfizer.

The joint venture is permitted to make external borrowings up to an aggregate amount of £300 million, with external borrowings in excess of this level requiring Pfizer’s consent. In the event that the joint venture requires additional funding, the funding will be requested from GSK and Pfizer pro rata to their respective shareholdings. GSK and Pfizer will each be entitled to provide all (but not some only) of its proportion of the requested funds, but neither party will be obliged to provide such funding. Dividends will be paid to the shareholders in proportion to their respective interests in ordinary shares, and all readily available cash in excess of an agreed base cash figure of £300 million will be distributed subject to the availability of distributable reserves, there being no outstanding shareholder loans and after the payment of any dividends required to be paid on certain low-coupon preference shares held by GSK.

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

The information set forth under the heading “Exchange controls and other limitations affecting security holders” on page 288 of the GSK Annual Report 2019 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading “Tax information for shareholders” on pages 292 to 293 of the GSK Annual Report 2019 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading “Documents on display” on page 291 of the GSK Annual Report 2019 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the heading “Treasury policies” in Item 5.A of this annual report in Form 20-F is incorporated herein by reference.

The information set forth under the heading:

•	“Note 43 – Financial instruments and related disclosures” on pages 227 to 243 of the GSK Annual Report 2019 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

Fees and charges payable by ADR holders

JPMorgan Chase Bank, N.A. serves as the depositary (the “Depositary”) for GSK’s American Depositary Receipt (“ADR”) programme. On July 29, 2019, GSK and the Depositary amended and restated the deposit agreement (the “Deposit Agreement”) between GSK, the Depositary and owners and holders of ADRs. Pursuant to the Deposit Agreement, ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 per 100 American Depositary Shares (or portion thereof) for the issuance, delivery, reduction, cancellation or surrender (as the case may be) of American Depositary Shares (“ADSs”), (ii) a fee of U.S.$0.05 or less per ADS held (A) upon which any cash distribution is made pursuant to the Deposit Agreement or (B) in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend, (iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to ADR holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the agent or agents of the Depositary (the “Custodian”) and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions).

GSK will pay other charges and out of pocket expenses of the Depositary and any agent of the Depositary (except the Custodian) as specified in written agreements from time to time between GSK and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by ADR holders or persons depositing ordinary shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR holders delivering ordinary shares, ADRs or Deposited Securities (which are payable by such persons or ADR holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing ordinary shares or ADR holders withdrawing Deposited Securities) and (iv) in connection with the conversion of foreign currency into U.S. dollars, the Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or its agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between GSK and the Depositary.

Direct and indirect payments by the Depositary

The Depositary anticipates reimbursing GSK for certain expenses incurred by GSK that are related to the establishment and maintenance of the ADR program upon such terms and conditions as GSK and the Depositary may agree from time to time. The Depositary may make available to GSK a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as GSK and the Depositary may agree from time to time. In 2019, The Bank of New York, the depositary under the Deposit Agreement prior to the appointment of JPMorgan Chase Bank, N.A. on July 29, 2019, made payments to GSK of approximately $7.55 million,. The Depositary made a payment of approximately $3.34 million in 2020 which were related to expenses reimbursed and fees collected in connection with services provided in 2019.

Under certain circumstances, including removal of the Depositary or termination of the ADR program by GSK, GSK is required to repay certain amounts paid to GSK and to compensate the Depositary for payments made or services provided on behalf of GSK.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

The information set forth under the heading “Internal framework for control and risk management developments” on pages 97 to 98 of the GSK Annual Report 2019 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2019 and Form 20-F. In 2019 the Committee met 18 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to page 81 in the biography for “Judy Lewent,” and page 96 under “Judy Lewent, Audit & Risk Committee Chair” of the GSK Annual Report 2019.

Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2019 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2019 and Form 20-F contain no material misstatements or omissions;

•

based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2019 and Form 20-F;

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2019 and Form 20-F;

•

they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•

they have disclosed in the GSK Annual Report 2019 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2019 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2019, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 6, 2019.

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

•

management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2019 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•

Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2019, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board (United States). Their audit report can be found below.

On July 31, 2019, the Company completed a transaction with Pfizer to combine their consumer healthcare businesses into a joint venture. The Company is in the process of evaluating the existing controls and procedures of the Pfizer consumer healthcare business and integrating the Pfizer consumer healthcare business into the Company’s internal control environment over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, the Company has excluded this business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2019. The Pfizer consumer healthcare business combined represented 22% of the Company’s total assets as of December 31, 2019, and 4% of the Company’s turnover for the year ended December 31, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2019, of the Group and our report dated 6 March 2020, expressed an unqualified opinion on those financial statements.

As described in Section 404: Management’s annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting of the Consumer Healthcare business acquired from Pfizer Inc. on 31 July 2019 (the “Pfizer Consumer Healthcare business”), and whose financial statements constitute 22% of total assets and 4% of turnover of the consolidated financial statement amounts as at and for the year ended 31 December 2019. Accordingly, our audit did not include the internal control over financial reporting at the acquired Pfizer Consumer Healthcare business.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Section 404: Management’s annual report on internal control over financial reporting” included in Item 15 of the Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte LLP

London, United Kingdom

6 March 2020

Item 16.A	Audit committee financial expert

The information set forth under the heading:

•	“Membership” within the “Audit & Risk Committee Report” on page 96; and

•	“Sarbanes-Oxley Act of 2002” on page 296

of the GSK Annual Report 2019 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading “Code of Conduct and reporting lines” on page 104 of the GSK Annual Report 2019 is incorporated herein by reference. You will find the Code of Conduct at this link: https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2017.

Item 16.C	Principal Accountant Fees and Services

Audit Fees for 2017 were paid to PricewaterhouseCoopers LLP and for 2018 and 2019 were paid to Deloitte LLP.

16C(a)	Audit Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements”, “Audit of the company’s subsidiaries” and “Attestation under s.404 of Sarbanes-Oxley Act 2002” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2019 is incorporated herein by reference.

16C(b)	Audit-Related Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Other assurance services” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2019 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C(c)	Tax Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Taxation compliance” and “Taxation advice” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2019 is incorporated herein by reference.

16C(d)	All Other Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2019 is incorporated herein by reference. All other services provided by the auditor primarily related to advisory services for the year-ended 31 December 2019.

16C(e)	The information set forth under the heading “Non-audit services” on page 104 of the GSK Annual Report 2019 is incorporated herein by reference.

16C(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

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

The current Chairman of the Board, Sir Jonathan Symonds, was considered independent on appointment (Provision 9).

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

The Board is required to identify each Non-Executive Director it considers to be independent. Circumstances which are likely to impair, or could appear to impair a non-executive director’s independence include, but are not limited to, whether a director:

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

(f)   represents a significant shareholder; or

(g)   has served on the Board for more than nine years from the date of his or her first appointment.

Where any of these or other relevant circumstances apply, and the Board nonetheless considers that the non-executive director is independent, a clear explanation should be provided (Provision 10).

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

GlaxoSmithKline complied with the UK Code requirement, and its Articles of Association, that all Directors should be subject to annual election or re-election by shareholders (Provision 18) at its Annual General Meeting in 2019 and intends to comply with this requirement at its 2020 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees, the Chairman and individual Directors (Principle L and Provision 21). Annual evaluation of the Board should consider the Board’s composition, diversity and how effectively members work together to achieve objectives. Individual evaluation should demonstrate whether each director continues to contribute effectively (Principle L). GlaxoSmithKline has complied with this requirement. In addition, the annual evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with GlaxoSmithKline and the external facilitator should be identified in the Annual Report (Provision 21). Internally facilitated evaluations were conducted in 2015, 2016 and 2018. GlaxoSmithKline conducted an externally facilitated evaluation in 2014 and 2017 and is currently in the process of undertaking one for 2019.

The Financial Reporting Council’s Guidance on Board Effectiveness (“Guidance”) provides that all Directors should receive an induction on joining the Board and should regularly update and refresh their skills and knowledge. The Chairman should ensure that new Directors receive a full, formal and tailored induction on joining the Board (Guidance, para 61, 75-76 & 81). The Chairman should act on the results of the annual evaluation by recognising the strengths and addressing any weaknesses of the Board. Each Director should engage with this process and take appropriate action when development needs have been identified (Provision 22).

	Executive Sessions (303A.03 of the NYSE Manual)	Meetings

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires the Chairman of GlaxoSmithKline to hold meetings with the Non-Executive Directors without executives present (Provision 13). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chairman present to appraise the Chairman’s performance and on other occasions as necessary (Provision 12).

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

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (Provision 17). In practice, the current GSK Nominations Committee is comprised entirely of independent directors within the meaning of the UK Code. The Chairman of the Board should not chair the committee when it is dealing with the appointment of their successor (Provision 17).

GlaxoSmithKline’s Nominations Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GlaxoSmithKline’s website and explain the Nominations Committee’s role and the authority delegated to it by the Board (Guidance, para 63). The Nominations Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board), leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Nominations Committee also monitors the planning of succession for the Board and Senior Management (Provision 17).

The terms and conditions of appointment of the Chairman and Non-Executive Directors are available for inspection (Guidance, para 96).

The UK Code requires that GlaxoSmithKline’s Annual Report describes the work of the Nominations Committee in discharging its duties, including the process it has used in relation to Board appointments, its approach to succession planning and how both support developing a diverse pipeline (Provision 23). An explanation should be given if neither an external search consultancy nor open advertising has been used in the appointment of a chairman or a non-executive director. Where an external search consultancy has been used, it should be identified in the Annual Report and a statement should be made as to whether it has any other connection with GlaxoSmithKline or individual directors (Provision 20). This section should include a description of the process used in relation to appointments, how board evaluation has been conducted, the Board’s policy on diversity and inclusion, including gender, any measurable objectives that it has set for implementing the policy, and progress on achieving the objectives, and the gender balance of those in the senior management and their direct reports (Provision 23). GlaxoSmithKline has complied with this requirement under the 2018 UK Code.

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

(B)  make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and

(C)  prepare the disclosure required by Item 407(e)(5) of Regulation S-K under the Exchange Act;

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

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Remuneration Committee comprising at least three independent Non-Executive Directors (Provision 32). In practice, the current GSK Remuneration Committee is comprised entirely of independent directors within the meaning of the UK Code.

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code, which explain the Remuneration Committee’s role and the authority delegated to it by the Board and are available on GlaxoSmithKline’s website (Guidance, para 63). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). It should review workforce remuneration and related policies and the alignment of incentives and rewards with culture, taking these into account when setting the policy for executive director remuneration (Provision 33). Where remuneration consultants are appointed, they should be identified in the Annual Report and a statement should be made as to whether they have any other connection with GlaxoSmithKline or individual directors (Provision 35).

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

(c)   should consider the pension consequences and associated costs of basic salary increases and any other changes in pensionable remuneration, or contribution rates, particularly for Directors close to retirement (Provision 38);

(d)   should ensure that compensation commitments in Directors’ terms of appointment do not reward poor performance (Provision 39). Remuneration schemes should promote long-term shareholdings by Executive Directors that support alignment with long-term shareholder interests. A formal policy should be developed for post-employment shareholding requirements encompassing both unvested and vested shares (Provision 36). Remuneration schemes and policies should enable the use of discretion to override formulaic outcomes and include provisions that would enable GlaxoSmithKline to recover and/or withhold sums or share awards specifying the circumstances in which it would be appropriate to do so (Provision 37); and

(e)   when determining Executive Director remuneration policy and practices, should address the following: (i) remuneration arrangements are transparent and promote effective engagement with shareholders and the workforce; (ii) the operation and rationale of remuneration structures are easy to understand; (iii)

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

GlaxoSmithKline complies with equivalent domestic requirements set out in the UK Code, which require that GlaxoSmithKline has an Audit & Risk Committee that is comprised of at least three independent Non-Executive Directors (Provision 24). GlaxoSmithKline considers all members of the Audit & Risk Committee to be independent. The Board has also satisfied itself, in line with the UK Code, that at least one member of the Audit & Risk Committee has recent and relevant financial experience and that the Audit & Risk Committee as a whole has competence relevant to the sector in which GlaxoSmithKline operates (Provision 24).

Under the UK Code, the main roles and responsibilities of the Audit & Risk Committee include:

(a)   monitoring the integrity of the financial statements of GlaxoSmithKline and any formal announcements relating to GlaxoSmithKline’s financial performance, reviewing significant financial reporting judgments contained in them (Provision 25);

(b)   providing advice (where requested by the Board) on whether the Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess GlaxoSmithKline’s position and performance, business model and strategy (Provision 25);

(c)   reviewing GlaxoSmithKline’s internal financial controls and internal control and risk management systems (Provision 25);

(d)   monitoring and reviewing the effectiveness of GlaxoSmithKline’s internal audit function (Provision 25);

(e)   conducting the tender process and make recommendations to the Board, regarding the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor (Provision 25);

(f)   reviewing and monitoring the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements (Provision 25);

(g)   developing and implementing policy on the engagement of external auditors to supply non-audit services, ensuring there is prior approval of non-audit services, considering the impact this may have on independence, taking into account the relevant regulations and ethical guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board on any improvement or action required (Provision 25); and

(h)   reporting to the Board on how it has discharged its responsibilities (Provision 25).

The Audit & Risk Committee is also the means by which the Board reviews arrangements by which the staff of GlaxoSmithKline may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (Provision 6).

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

(b) The audit committee must have a written charter that addresses:

(i) the committee’s purpose – which, at minimum, must be to:

(A)  assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors (if the listed company does not yet have an internal audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

(B)  prepare disclosure required by Item 407(d)(3)(i) of Regulation S-K (regarding the audit committee’s review and discussion of financial statements and certain other audit matters with management and auditors);

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

The Audit & Risk Committee’s main responsibilities include monitoring and reviewing the financial reporting process, the system of internal control and risk management, overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports. Where requested by the Board, the Audit & Risk Committee should provide advice on the following areas which the directors as a whole are required to explain in the Annual Report:

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

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)
8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. However, these exempt grants, plans and amendments may be made only with the approval of the listed company’s independent compensation committee or the approval of a majority of the listed company’s independent directors. Companies must also notify the Exchange in writing when they use one of these exemptions.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that GlaxoSmithKline must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4). Please see section 5(d) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline includes an explanation in its Annual Report of how it complies with the principles of the UK Code and a confirmation that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. GlaxoSmithKline will comply with these requirements in its 2019 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on GlaxoSmithKline’s website.

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

12.	Certification Requirements (303A.12 of the NYSE Manual)

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 166;

•	“Consolidated statement of comprehensive income” on page 166;

•	“Consolidated balance sheet” on page 167;

•	“Consolidated statement of changes in equity” on page 168;

•	“Consolidated cash flow statement” on page 169; and

•

“Notes to the financial statements” on pages 170 to 251 (excluding the column titled “2017 (revised)” in the table “Pharmaceuticals turnover by therapeutic area” in “Note 6 – Turnover and segment information” on page 180)

of the GSK Annual Report 2019 is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the two years in the period ended 31 December 2019, and the related notes, included in Exhibit 15.3 on pages 166 to 251 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 6 March, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Change in Accounting Policies

As discussed in Note 1 to the financial statements, effective 1 January 2019, the Group adopted IFRS 16 Leases, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the ViiV Healthcare Shionogi contingent consideration liability

Balances impacted: Contingent consideration liabilities and Other operating expense

Refer to Notes 3, 28, 32 and 43 to the financial statements

Critical Audit Matter Description

In recent years the Group has completed a number of significant transactions which resulted in the recognition of material contingent consideration liabilities, which are a key source of estimation uncertainty. The most significant of these liabilities was the ViiV Healthcare Shionogi Contingent Consideration Liability (“ViiV CCL”).

The Group completed the acquisition of the remaining 50% interest in the Shionogi-ViiV Healthcare joint venture in 2012. Upon completion, the Group recognised a contingent consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2019, the liability was valued at £5,103 million.

We identified the ViiV CCL as a critical audit matter because of the significant estimates and assumptions management makes related to the sales forecasts of dolutegravir-based regimens used to value the ViiV CCL. Such forecasts are based on management’s assessment of the expected launch dates, the ability to shift market practice and prescriber behaviour towards 2-drug regimens, and subsequent sales volumes and pricing. The forecasts also required significant audit effort to perform appropriate audit procedures to challenge and evaluate the reasonableness of those forecasts.

The contingent consideration liabilities, including the ViiV CCL, are disclosed as a key source of estimation uncertainty in note 3 of the Group financial statements with further disclosures provided in notes 28, 32 and 43. The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the sales forecasts:

•

Challenged management’s evidence through enquiries of key individuals from the senior leadership team, commercial strategy team and key personnel involved in the budgeting and forecasting process, and the obtaining of objective evidence with respect to key inputs and assumptions;

•

Challenged the United States (US) volume assumptions made by management to estimate sales forecasts. This involves benchmarking market share data against external data, such as total prescription volumes and new patient prescription volumes, in order to assess for any sources of contradictory evidence;

•

Challenged the reasonableness of US pricing assumptions made by management, by comparing the forecasted Returns and Rebates accruals rate by product against the current rate, and assessing the forecasted Returns and Rebates against comparable products and expected changes in payer policy;

•

Reviewed the results of clinical studies undertaken in the year by management and key competitors in order to assess whether these are corroborative or contradictory to management’s assumptions on dolutegravir sales forecasts in the US;

•

Benchmarked management’s forecasts against analysts reports and developed a range of possible outcomes using analyst forecast growth for ViiV Healthcare with a consensus of 15 analysts including Bank of America Merrill Lynch, Morgan Stanley, Barclays, Credit Suisse, Jefferies and Redburn; and

•

Tested the controls over the key inputs and assumptions used in the valuation of the contingent consideration liability, including management review controls over the sales forecasts of dolutegravir-based regimens.

Valuation of US Returns and Rebates (RAR) accruals

Balances impacted: Turnover and Trade and other payables

Refer to Notes 3 and 28 to the financial statements

Critical Audit Matter Description

In the US the Group sells to customers under various commercial and government mandated contracts and reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products. As such, revenue recognition reflects gross-to-net sales adjustments. These adjustments are known as the Returns and Rebates (“RAR”) accruals and are a source of significant estimation uncertainty which could have a material impact on reported revenue. The three most significant payer channels (also referred to as buying groups) within the RAR accrual are managed healthcare organisations, Medicaid and Medicare Part D.

The two main causes of significant estimation uncertainty are:

•

The utilisation rate, which is the portion of total sales that will be made into each payer channel, estimated by management in recording the accruals. The utilisation assumption is the most challenging of the key assumptions used to derive the accrual given that it is influenced by market demand and other factors outside the control of the Group; and

•

The time lag between the point of sale and the point at which exact rebate amounts are known to the Group upon receipt of a claim. Those payer channels with the longest time lag result in a greater accrued period, and therefore, a greater level of estimation uncertainty in estimating the period end accrual.

The level of estimation uncertainty is also impacted by significant shifts in channel mix often driven by changes in the competitive landscape, including competitor and generic product launches.

In the US Pharmaceuticals business in 2019 £11,069 million of RAR deductions were made to gross revenue of £18,471 million, resulting in net revenue of £7,402 million. The balance sheet accrual at 31 December 2019 for the combined US Pharmaceuticals and Vaccines businesses amounted to £4,200 million.

US Pharmaceuticals returns and rebates are disclosed as a key accounting estimate in note 3 of the Group financial statements with further disclosures provided in note 28. The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to management estimates in the RAR accruals:

•	Assessed the historical accuracy of management’s estimates against actual outcomes to inform our assessment of the current year accrual;

•

Performed substantive analytical procedures by developing an independent expectation of the accrual balance for each of the key segments, based on historical claims received adjusted to reflect market changes in the period including an assessment of the time lag between the initial point of sale and the claim receipt. We then compared this independent expectation to those of management to evaluate the appropriateness of management’s ending accrual position;

•	Recalculated the accrual recognised to determine that it is consistent with the assumptions determined through management’s process;

•

Selected a sample of individual utilisation rates giving particular focus to products which have experienced increased generic competition in the current year. We challenged and obtained support for the utilisation rates selected, which included comparison to historical utilisation rates;

•

Challenged the appropriateness of period-end adjustments to the liability made as part of the ongoing review of the estimated accrual. The impact of these market events on the year end accrual was considered and reflected as part of our overall audit approach; and

•	Tested the key controls over the estimation of RAR accruals including the controls associated with the bi-annual forecasting of utilisation rates process and the month-end accrual review controls.

Valuation of intangible assets recognised on the Tesaro and Pfizer transactions

Balances impacted: Other intangible assets and Cost of sales

Refer to Notes 20 and 40 to the financial statements

Critical Audit Matter Description

During the year, the Group recognised £15,449 million of other intangible assets (including licences, patents, trademarks and brand names, but excluding goodwill) on the acquisitions of Tesaro Inc. and the Pfizer Consumer Healthcare business.

The determination of the fair value of the acquired intangible assets relies on certain management assumptions and estimates of future trading performance, including the probability of success of pipeline products and product innovations, likelihood of regulatory approval, future sales growth rates and profit margin levels, and discount rates.

We identified the valuation of other intangible assets recognised on these acquisitions as a critical audit matter because of the inherent judgements involved in estimating future cash flows and auditing such estimates required extensive audit effort to challenge and evaluate the reasonableness of those forecasts. We also engaged our fair value specialists to assess the discount rates and valuation methodologies applied.

The disclosures relating to other intangible assets are included in note 20 and 40 of the Group financial statements. The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the probability of success of pipeline products and product innovations, likelihood of regulatory approval, future sales growth rates and profit margin levels, and discount rates used in the valuation of the acquired intangible assets:

•

Met with the key individuals from the senior leadership team, product category leads and key personnel involved in the forecasting process to discuss and evaluate management’s evidence to support future sales growth rates and profitability assumptions;

•

Challenged the business assumptions applied by management in estimating sales forecasts, including benchmarking of sales forecasts and product compound annual growth rates to external data for the specific market segment. This included independent market research of expected category growth and assessment of any sources of contradictory evidence;

•	Evaluated the probability of success factors related to regulatory approval applied to pipeline products to calculate forecast sales to be derived from future commercialised assets;

•	Assessed the historical accuracy of management’s forecasts including consumption data and estimates of new sales from innovation;

•	Compared the forecast sales to the Plan data (asset by asset internal forecasts) approved by senior management and the Board of directors;

•

With the assistance of our fair value specialists, assessed the reasonableness of valuation-specific assumptions used by management, including discount rate and terminal growth rate, and whether these assumptions were consistent with how a well-informed independent third party would value these assets; and

•

Tested management review controls over the key inputs and assumptions used in valuation of intangible assets. The controls encompass review of the valuation models, which contain a number of assumptions such as the revenue growth rates, probability of success of pipeline products, profit margins and discount rates.

Valuation of uncertain tax positions, including transfer pricing

Balances impacted: Corporation tax payable, Deferred tax liabilities and Taxation charge

Refer to Notes 3 and 14 to the financial statements

Critical Audit Matter Description

The Group operates in numerous jurisdictions and there are open tax and transfer pricing matters and exposures with UK, US and overseas tax authorities that give rise to uncertain tax positions. There is a range of possible outcomes for provisions and contingencies can be wide and management are required to make certain judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required over multiple tax laws and regulations.

At 31 December 2019, the Group has recorded provisions of £933 million in respect of uncertain tax positions.

Valuation of uncertain tax positions is disclosed as a key source of estimation uncertainty in note 3 of the Group financial statements with further disclosures included in note 14. The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.

How the Critical Audit Matter Was Addressed in the Audit

With the support of tax specialists, we assessed the appropriateness of the uncertain tax provisions by performing the following audit procedures amongst others:

•

Assessed and challenged provisions for uncertain tax positions, and focused our work on those jurisdictions where the Group has the greatest potential exposure and where the highest level of judgement is required;

•	Assessed management’s policies for recognition and measurement of uncertain tax positions for compliance with the guidance per IFRIC 23;

•	Involved our transfer pricing specialists to review the transfer pricing methodology of the Group and associated approach to provisioning;

•	Involved our UK, US and international tax and transfer pricing specialists to challenge the conclusions reached by management, both in relation to the expected outcome and the financial impact;

•

Considered evidence such as the actual results from the recent tax authority audits and enquiries, third-party tax advice where obtained and our tax specialists’ own knowledge of market practice in relevant jurisdictions; and

•	Tested key controls over preparation, review and reporting of judgmental tax balances and transactions, which include provisions for uncertain tax provisions.

/s/ Deloitte LLP

London, United Kingdom

6 March 2020

The first accounting period we audited was 31 December 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GlaxoSmithKline plc

Opinion on the Financial Statements

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity of GlaxoSmithKline plc (the “Company”) and its subsidiaries (together the “Group”) for the year ended 31 December 2017, including the related notes included in Exhibit 15.3 on pages 166 to 251 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

16 March 2018

We served as the Company or its merged predecessors’ auditor from 1977 to 2017. Since at least 1974, we also served as auditor of a company acquired by a merged predecessor of the Company.

Item 19	Exhibits

1.1	Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-232726) filed with the Commission on July 19, 2019.

2.2	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March 29, 2017 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019 .

4.4	UK Service Agreement between GlaxoSmithKline LLC and Hal V. Barron dated December 16, 2017.

4.5	UK Service Agreement between GlaxoSmithKline Services Unlimited and Iain Mackay dated 18 September 2018 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.

4.6	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of December 19, 2018 is incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.8	Amendment Agreement dated July 31, 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of July 31, 2019.

4.9	Shareholders’ Agreement among GlaxoSmithKline Consumer Healthcare Holdings Limited, Pfizer Inc., PF Consumer Healthcare Holdings LLC, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited dated as of July 31, 2019. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” on pages 299 to 310 of the GSK Annual Report 2019 included as Exhibit 15.3.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Iain Mackay.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of PricewaterhouseCoopers LLP.

15.2	Consent of Deloitte LLP.

15.3*	GSK Annual Report 2019.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*

Certain of the information included within Exhibit 15.3, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2019 is not deemed to be filed as part of this Form 20-F.

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

GlaxoSmithKline plc

March 6, 2020	By:	/s/ Iain Mackay
Iain Mackay
Chief Financial Officer