Form 20-F
period 2020-12-31
GLAXOSMITHKLINE PLC
filed 2021-03-12
CIK 1131399

As filed with the Securities and Exchange Commission on March 12, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

980 Great West Road

Brentford, TW8 9GS

England

+44 20 8047 5000

company.secretary@gsk.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 25 pence	GSK	New York Stock Exchange
Floating Rate Notes due 2021	GSK/21	New York Stock Exchange
2.850% Notes due 2022	GSK/22	New York Stock Exchange
2.8750% Notes due 2022	GSK/22A	New York Stock Exchange
2.800% Notes due 2023	GSK/23	New York Stock Exchange
3.375% Notes due 2023	GSK/23B	New York Stock Exchange
0.534% Notes due 2023	GSK/23C	New York Stock Exchange
3.000% Notes due 2024	GSK/24	New York Stock Exchange
3.625% Notes due 2025	GSK/25	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 25 pence each	5,385,189,617

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐  Yes    ☒  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GlaxoSmithKline plc’s Form 20- F for the year ended December 31, 2020 as set out below is being incorporated by reference from the “GSK Annual Report 2020” included as exhibit 15.2 to this Form 20-F dated and submitted on March 12, 2021 (the “GSK Annual Report 2020”).

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

In addition to the information set out below, the information set forth under the headings “Cautionary statement” and “Assumptions related to 2021 guidance” on the inside back cover, “The Directors’ Report” on page 109, “Directors’ statement of responsibilities” on pages 140 to 141, “Share capital and control” on pages 276 to 277, “Financial calendar 2021”, “Results announcements”, “Financial reports” and “Annual General Meeting 2021” on page 279, “Registrar” on page 282, “ADS Depositary”, “Donating shares to Save the Children”, “Contacts” and “Share scam alert” on page 283, “Section 13(r) of the Securities Exchange Act” on page 285 and “Glossary of terms” on page 299 in each case of the GSK Annual Report 2020 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2020 incorporated by reference herein, namely “The Directors’ Report” (for which see page 109 thereof), the “Strategic Report” (pages 1 to 76 thereof, portions of which are incorporated by reference as described below) and the report on “Remuneration” (pages 111 to 138 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2020 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2020 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2020 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any references to the website as an inactive textual reference only.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

3.A	Selected financial data

The information set forth under the heading:

•	“Five year record” on pages 249 to 251 (excluding the heading and the information under the heading “Financial results – Adjusted” on page 250); and

•	“Dividends” on page 278

of the GSK Annual Report 2020 is incorporated herein by reference.

3.B	Capitalization and indebtedness

Not applicable.

3.C	Reasons for the offer and use of proceeds

Not applicable.

3.D	Risk Factors

Principal risks and uncertainties

We outline below the principal risks and uncertainties relevant to GSK’s business, financial condition and operations that may affect our performance and ability to achieve our objectives. These are the risks that we believe could cause our actual results to differ materially from expected and historical results.

In 2020 Board oversight was extended beyond the Audit & Risk Committee, to include more involvement from the Corporate Responsibility Committee and Science Committee. These committees considered GSK’s risks and the strategies used to address them. In doing so they drew on annual business unit risk and assurance update reports, strategy papers for our most significant risks, and the Corporate Executive Team’s (CET’s) annual risk review.

During the year we further developed our risk management framework, moving from annual to quarterly upwards reporting for most of our principal risks. This has enabled the Risk Oversight and Compliance Council to oversee risk in a more dynamic way. We continued to evolve how we report new and emerging risks and external environmental insights. We also made reporting more data driven, with key risk indicators enabling more agile risk management strategies. In addition, risks relating to COVID-19 were incorporated within our most significant risks, to complement the pandemic risks identified and managed by the Global Issues Management Team and reported to the CET.

We are required to comply with a broad range of laws and regulations which apply to the research and development, manufacturing, testing, approval, distribution, sales and marketing of pharmaceutical, vaccine and consumer healthcare products. These affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.

As rules and regulations change, government interpretation evolves, and our business activities develop, the nature of a particular risk may also alter. Changes to certain regulatory regimes may be substantial. Any alteration in, and failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.

Similarly, our global business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavorable outcomes and increases in related costs such as insurance premiums, could also materially and adversely affect our financial results.

More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 46 ‘Legal proceedings’ on pages 234 to 237 of the GSK Annual Report 2020, which is incorporated by reference herein.

Patient Safety

Risk definition

Failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

Our ability to effectively collect, manage and analyze safety information associated with our products enables us to conduct robust safety signal detection activities. This, in turn, ensures we make decisions based on the most up-to-date risk/benefit profile of our products and take all appropriate measures to safeguard patients and consumers. If we do not effectively manage risks to our patient safety activities, the most serious repercussion could be harm to patients. This could also lead to reputational damage, product-related litigation, governmental investigation and regulatory action, including fines, penalties and even the loss of product marketing authorization.

Context

Our license to operate depends on our compliance with global pharmacovigilance requirements. We are fully accountable for safeguarding patients and complying with global regulations. However, we augment our pharmacovigilance capabilities by using third parties, and continue to seek innovative solutions (e.g., automation and machine learning) for improved patient safety management through more efficient, reliable and accurate data collection and interrogation.

We collect information on the safety and efficacy of our products in humans during clinical development and gain more comprehensive information on real-world use once our products are on the market. Safety information is not only obtained by our own ongoing safety surveillance activities; external parties also analyze publicly-available clinical trial results or other data. The variety of sources and the increasing volume of safety data in the setting of variable and complex global regulations present new and evolving challenges to how we conduct pharmacovigilance. For example, we must collect sensitive health information to develop robust product safety profiles while ensuring adherence to increasingly stringent global privacy regulations and remaining vigilant to the threat of cyberattacks.

As a result of the COVID-19 pandemic, GSK’s Safety organization and our third parties quickly and effectively adopted new ways of working which did not impact patient safety. However, the urgent need for effective treatment and prevention of COVID-19, and the political discourse around developing such treatment and prevention, increased regulatory, governmental and public scrutiny on how our industry ensures, through development and regulatory measures, the safety and efficacy of medicines and vaccines. This environment could undermine regulatory, governmental and public trust in medicines for treating COVID-19. This may, in turn, negatively influence healthcare decisions for other diseases, leading to reputational damage or product liability lawsuits.

Product quality

Risk definition

Failure by GSK, its contractors or suppliers to ensure:

•	Appropriate controls and governance of quality in product development;

•	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities;

•	Compliance with the terms of GSK product licenses and supporting regulatory activities.

Risk impact

A failure to ensure product quality could have far reaching implications in patient and consumer safety, product launch delays, drug shortages and product recalls, as well as having regulatory, legal and financial consequences. These could materially and adversely affect GSK’s reputation and financial results.

Context

The external environment for product quality remains challenging.

The European Medicines Agency (EMA) is about to implement two new sets of requirements. In May 2021, EMA regulations covering the licensing of medical devices will become effective. The new Annex 1 Guidance for the Manufacture of Sterile Medicinal Products is also due for release. GSK is preparing to implement both sets of requirements.

We are reviewing the manufacturing processes for all products to identify the risks for the presence of nitrosamine impurities, to comply with updated regulatory requirements. This work will continue through 2021. Where necessary we will mitigate any identified risks.

GSK is increasingly using new technology to enhance the manufacture and testing of our products, for example, we are continuing to deploy new electronic documentation systems and advanced laboratory information management tools. The threat of cyberattacks remains a key risk to the integrity of product quality data and its audit trail.

Significant changes are taking place in GSK as we implement our new organizational alignments and strategy. These changes are assessed by our quality organizations to make sure our quality procedures and governance can facilitate the strategy, while also ensuring that no unintended consequences increase our product quality risk.

Financial controls and reporting

Risk definition

Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose GSK to litigation and regulatory action and could materially and adversely affect our financial results. In the current global pandemic, there can be significant changes at short notice. Failure to comply with changes in the substance or application of the laws governing transfer pricing, dividends, tax credits and intellectual property could also materially and adversely affect our financial results.

Inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults could lead to significant losses.

Context

We are required by the laws of various jurisdictions to publicly disclose our financial results and events that could materially affect the Group’s financial results. Regulators routinely review the financial statements of listed companies for compliance with new, revised or existing accounting and regulatory requirements. We believe that we comply with the appropriate regulatory requirements concerning our financial statements and the disclosure of material information, including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this could lead to restatements of previously-reported results and significant penalties.

Our Treasury group deals daily in high value transactions, mostly foreign exchange and cash management transactions. These transactions involve market volatility and counterparty risk.

The Group’s effective tax rate reflects the locations of our activities and the value they generate, which determine the jurisdictions in which profits arise and the applicable tax rates. These may be higher or lower than the UK statutory rate and may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could affect GSK’s tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines into numerous countries, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation, with profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law. The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities.

We expect there to be a continued focus on tax reform, driven by initiatives of the OECD and the EC to address the tax challenges arising from digitalization of the economy. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders.

Anti-bribery and corruption (ABAC)

Risk definition

The ABAC risk comprises five sub-risk areas:

•	Bribery of public officials by GSK;

•	Bribery of commercial and other non-public entities by GSK;

•	Bribery by third parties acting on behalf of GSK;

•	GSK employees receiving and/or requesting bribes and/or other undue personal benefit;

•	Other corruption-non-compliance with laws and regulations related to money laundering or facilitation of tax evasion by third parties/clients/partners.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action, and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition, failure to prevent bribery or corruption could have substantial implications for GSK’s reputation and the credibility of senior leaders and might erode investor confidence in our governance and risk management. It could also lead to legal and financial penalties.

Context

The overall environment for ABAC remains challenging. Countries are holding individuals, as well as corporations, accountable by increasing the employer duty of care. Divergence of legislation, increasing political protectionism, social inequality and pricing pressures are making compliance harder. Society is holding corporations to ever higher standards, with technology providing a rapid and anonymous avenue for dissemination of previously confidential information and even for damaging false reports.

Enforcement actions and penalties have increased across the globe with the focus on use of third-party intermediaries. Proposed EU legislation would require businesses to carry out due diligence on potential human rights and related-environmental impacts of their operations and supply chains, imposing a legal standard of care. In addition, the impact of COVID-19 on businesses, including disruptions in manufacturing, the supply chain, import/export and travel, etc., could increase the risk of bribery and corruption.

Supportive aspects of the external environment include an increase in transparency and collaboration among enforcement authorities with the aim of reducing bribery and corruption globally. Advances in technology are also providing better platforms to streamline processes and detect potential issues.

Commercial practices and pricing

Risk definition

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/organizations and patients; legitimate and transparent transfers of value; and pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.

Risk impact

Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; with appropriate interactions with healthcare professionals (HCPs), organizations and patients; with legitimate and transparent transfers of value; and with pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and business tendering, could, materially and adversely affect our ability to deliver our strategy and long term priorities. Additionally, it may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Any practices that are found to be misaligned with our values could also result in reputational harm and dilute trust established with external stakeholders.

Context

We continue to evolve our business operations to operate globally in a highly regulated and extremely competitive biopharma industry, where our peers may make significant product innovations and technical advances and intensify price competition. In the Consumer Healthcare marketplace, where our partners are classic retail, pharmacies and, increasingly, online platforms, we face similarly robust competition. In this challenging environment, to achieve our strategic objectives, we must continue to develop commercially viable new products and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and payers.

In common with other pharmaceutical, vaccine and consumer healthcare companies we are embracing opportunities in an evolving digital landscape while facing uncertain market conditions due to the global COVID-19 pandemic and continued downward price pressure in major markets.

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process. A candidate product may fail at any stage, including after the investment of significant economic and human resources. Our competitors’ products or pricing strategies, or our potential failure to develop commercially successful products or deliver additional uses for existing products, could materially and adversely affect our ability to achieve GSK’s strategic objectives.

We are committed to the ethical and responsible commercialization of our products in support of our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this purpose, we engage the healthcare community in various ways to provide important information about our medicines and vaccines.

By promoting our approved products, we seek to ensure that HCPs globally have access to the information they need, that patients and consumers have the facts and products they require, and that products are prescribed, recommended or used in a manner that provides maximum healthcare benefits. We are committed to communicating information related to our approved products in a responsible, legal and ethical manner.

Non-promotional engagement

Risk definition

Failure to engage in non-promotional activities that are consistent with external regulations, internal policies, and GSK values regarding scientific engagement with healthcare professionals and patients, including i) communications relating to our medicines or associated disease areas; ii) appropriate conduct of interactions; and iii) legitimacy and transparency of those interactions.

Risk impact

Without controls in place, the risk could result in reputational damage, governmental or regulatory investigations (e.g., regarding real, perceived or disguised promotion including off-label and prior-authorization promotion, and real or perceived provision of medical advice), criminal investigations and penalties, civil litigation or competitor complaints affecting our financial results and reducing the trust of the general public, patients, healthcare professionals, payers, regulators and governments. At the same time, failure to engage fully and appropriately could also result in reputational damage, patient harm and financial loss.

Context

Non-promotional engagements are diverse activities directed at healthcare professionals, as well as patients, payers and other stakeholders. They aim to improve patient care through the exchange or provision of knowledge on the use of GSK medicines and vaccines and about related diseases. Non-promotional engagement with external stakeholder groups is vital to GSK, as a research-based healthcare company, and necessary for scientific and medical advances. We expect our non-promotional activities to be scientifically sound and accurate, conducted ethically and transparently and compliant with applicable codes, laws and regulations. However, non-promotional engagements are largely unregulated. Therefore, measured risk taking, rooted in sound values, and principles-based decision making, training, communication and monitoring are key to managing the risk and enabling full and appropriate engagement.

Privacy

Risk definition

The failure to collect, secure, use and destroy Personal Information (PI) in accordance with data privacy laws can lead to harm to individuals (e.g. financial, stress, prejudice) and GSK (e.g. fines, operational, financial and reputational).

Risk impact

Non-compliance with data privacy laws globally could lead to harm to individuals and GSK. It could also damage trust between GSK and individuals, communities, business partners and government authorities.

Many countries have increased the enforcement powers of their data protection authorities by allowing them to impose significant fines, impact cross-border data flows, or temporarily ban data processing. Many new country laws also give individuals the right to bring collective legal actions against companies like GSK for failure to comply with data privacy laws.

Context

Data privacy legislation is diverse with limited harmonization or simplification. It is challenging for multinationals to standardize their approach to compliance with data privacy laws. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of personal information is growing, over and above compliance with data privacy laws, due to an increase in the volume of data processed and advances in technology.

Workforce protection and effective privacy controls for research during the COVID-19 pandemic are creating unique challenges. Additionally, new data privacy laws, enforcement activities and court decisions – like the Court of Justice of the European Union ruling for Schrems II – are creating uncertainties for international data transfers and potential localization requirements.

Research practices

Risk definition

Research Practices risk is the failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks: Non-Clinical & Laboratory Research; Human Subject Research; Data Integrity; Care, Welfare & Treatment of Animals; Human Biological Samples Management; Data Disclosure; Regulatory Filings & Engagement; and Patents.

Risk impact

The potential impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the Group by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply GSK products, and regulatory action such as fines, penalties, or loss of product authorization. Any of these could materially and adversely affect our financial results and damage the trust of patients and customers.

Context

Research involving animals can raise ethical concerns. In many cases, however, research in animals is the only way to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimize our use of animals in research, development and testing, while complying with regulatory requirements and reducing the impact on the animals used.

Human subject research, including clinical trials in healthy volunteers and patients, assess and demonstrate an investigational product’s efficacy and safety, or further evaluate the product once it has been approved. We disclose this research externally, according to regulations, ethical principles and industry commitments.

We also work with human biological samples, which are fundamental to the discovery, development and safety monitoring of our products. GSK is committed to ensuring that human biological samples are managed in accordance with relevant laws, regulations and ethical principles, in a manner that respects the interests of sample donors.

The integrity and governance of our data is essential to success in all stages of the data lifecycle, including design, generation, recording and management, analysis, reporting, storage and retrieval. Our R&D data are governed by legislation and regulatory requirements. Data and supporting documents are core components at various stages of pipeline progression decision making and form the content of regulatory submissions, publications and patent filings. Poor data integrity and governance could compromise GSK’s R&D efforts and negatively impact our reputation.

There are innate complexities and interdependencies in regulatory filings, particularly given our global R&D footprint. Ever changing and increasingly stringent submission requirements continue to increase the complexity of worldwide product registration. The supply of GSK medicines to patients is dependent on the ongoing compliance and maintenance of licenses across many geographies, whose requirements and timelines differ. The secure management of the high volume of lifecycle changes to these licenses, and their renewal, is critical to compliant supply. Failure to maintain our licenses will directly impact patients and company revenue.

A wide variety of biological materials are used by GSK in the discovery, research and development of our assets. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in R&D.

We support the principles of access to, and benefit sharing of, genetic resources as outlined in the CBD and the Nagoya Protocol. We also recognize the importance of appropriate, effective and proportionate implementation measures at national and regional levels.

Patent rights are awarded to protect innovation and play an important role in providing a competitive advantage in the market for a limited period of time. Any loss of patent protection in a market for GSK’s products developed through our R&D – including reducing the term, availability or scope of patent rights – could materially and adversely affect our financial results in that market. Inadequate patent or data exclusivity protection which could lead, for example, to competition from manufacturers of generic or biosimilar pharmaceutical products could limit our opportunity to rely on such markets for future sales growth. This could also materially and adversely impact our financial results.

Following expiration of certain intellectual property rights, a generic or biosimilar manufacturer may lawfully produce a competing copy of a product. Introduction of generic products typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products.

Environment, health and safety

Risk definition

Failure in management of:

•	execution of hazardous activities;

•	GSK’s physical assets and infrastructure;

•	handling and processing of hazardous chemicals and biological agents;

•	control of releases of substances harmful to the environment in both the short and long term;

leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities and harm the local environments in which we operate.

Risk impact

Failure to manage EHS risks could lead to significant harm to people, the environment and the communities in which we operate; fines; inability to meet stakeholder expectations and regulatory requirements; litigation or regulatory action; and damage to the Group’s reputation, which could materially and adversely affect our financial results.

Context

GSK is subject to the health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate, as well as potential obligations to remediate contaminated sites. Overall, our control framework for managing EHS risk is effective.

Environmental sustainability

Risk definition

Failure in the management of:

•	Physical climate and environmental risks;

•	Current and future regulatory requirements for environmental policies and taxes;

•	Delivery and performance of management environmental objectives;

leading to: reduced supply chain resilience; product life cycle management issues, loss of trust/reputation with employees, investors, customers, regulators and other stakeholders; increased costs; loss of sales or market access; negative impacts on the environment.

Risk impact

GSK recognizes that the way we respond to climate change and manage environmental risks impacts our ability to supply products to patients and consumers and could lead to harm to the environment and impact our reputation.

Failure to meet fast-evolving regulatory requirements and stakeholder expectations could result in litigation or regulatory actions, which may materially and adversely impact our financial results.

Context

It is increasingly understood that the effects of climate change and nature loss, which are themselves interconnected, are impacting human health. Internal and external expectations for companies to address their impact on the environment are increasing; as are the effects of climate change on operational resilience, in regard to access to energy, water and the natural resources used in products, along with potential cost increases from any regulatory changes or environmental taxes.

Information Security

Risk definition

The risk that unauthorized disclosure, theft, unavailability or corruption of GSK’s information or key information systems may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, damage to our reputation or regulatory sanction.

Risk impact

Failure to adequately protect GSK’s information, or key information systems, may cause harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.

Context

The overall information security environment is challenging, because of the difficulty of keeping pace with increasingly sophisticated cyber threats. This is due to many factors including, the complexity of large regulated organizations; the well-resourced nature of hacking activities; and the increasing demands for accountability of data handled by companies. We continue to reassess GSK’s reliance on interconnectivity with third party contractors, partners and suppliers. The COVID-19 pandemic has emerged as another significant external factor impacting how information security is managed at GSK. COVID-19-related threats include an increase in ransomware attacks against the healthcare sector, as hackers have used the opportunity to disrupt critical healthcare operations and, in some cases, seize healthcare research related to COVID-19 vaccines and treatments.

GSK operates a highly-connected information network which holds confidential research and development, manufacturing, commercial, workforce and financial data. This means that our systems and information have been and will continue to be the target of cyberattacks. We continue to consolidate information systems to reduce attack points and enable more focused controls. GSK’s strategic approach to digital analytics will further increase our dependency on digital assets and distributed data. Our continued analysis and assessment of GSK’s critical data assets and the threats to those assets will require a continuous re-evaluation of emerging risks to GSK. Mitigating actions identified in these areas include the secure deployment and operation of GSK resources in high-risk markets, the risk posed by GSK having data in the Cloud, and the potential for complexity resulting from agile business-led IT development across the enterprise.

Supply Continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.

Risk impact

We recognize how important the continuity of supply of our products is to the patients and consumers who rely on them. A material interruption of supply could lead to litigation or regulatory action, including exclusion from healthcare programs and financial penalties that might adversely affect the Group’s financial results. GSK’s international presence, and those of our partners, expose our workforce, facilities, operations and IT to potential disruption from natural events (e.g., storms and earthquakes), man-made events (e.g., the imposition of trading barriers at short notice, civil/political unrest, terrorism and cyberattacks), and public health emergencies (e.g., the global COVID-19 pandemic). It is therefore vital that we have robust crisis management and recovery plans in place to manage such events.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our license to operate. Failure of our manufacturing and distribution network to deliver products could lead to litigation or regulatory action, such as product recalls and seizures, interruption of supply, delays in approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues.

We rely on materials and services provided by third party suppliers to make our products. These include active pharmaceutical ingredients, antigens, intermediates, commodities, and components for developing, manufacturing and packaging pharmaceutical, vaccine and consumer healthcare products. Our third-party oversight includes the outsourcing of operations, such as contract manufacturing and clinical research organizations, that provide manufacturing and support development of key products on our behalf.

Although we undertake risk mitigation, we recognize that certain events could still result in delays or service interruptions. We use effective crisis management and business continuity planning to ensure the health and safety of our people and to minimize the impact on supply, by maintaining functional operations in the event of a natural or man-made disaster, or a public health emergency. Drug shortages are reported to appropriate regulatory authorities such as the US Food and Drug Administration for transparency and to solicit feedback on risk mitigation.

Supply performance expectations increased during the COVID-19 pandemic as governments sought to secure supply for key medicines and vaccines. We prioritized, and aligned behind, the manufacture and supply of these pandemic medicines with our suppliers, leveraging strategic stocks and modifying supply routes to avoid disrupting the availability of our finished products.

We also participated in the EU’s new reporting system for anticipated drug shortages, introduced during the pandemic to proactively resolve supply issues before they potentially impacted hospital intensive care units.

Transformation

Risk definition

Failure to deliver the plan for successful transformation and separation of GSK into two competitive standalone companies: New GSK, a biopharma company, and new Consumer Healthcare.

Risk impact

The failure to manage the increasing macro level risk due to COVID-19 in relation to the delivery of the transformation plan could materially and adversely affect our ability to deliver GSK’s strategy and long-term priorities.

Context

In February 2020, GSK announced a new ‘Future Ready’ program to prepare for its separation into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in consumer healthcare. As GSK increases investment in R&D and new product launches, the two-year separation program aims to drive a common approach to innovation across modalities with improved capital allocation; to align and improve the capabilities and efficiencies of global support functions to support New GSK; to further optimize the supply chain and portfolio, including divesting non-core assets; and to prepare Consumer Healthcare to operate as a standalone company. Once complete, the outlook of both companies will have been fundamentally strengthened, making them more efficient, modern and automated, with future skills and capabilities that will extend beyond the transition timeline. See “Risks associated with the Separation of the Consumer Healthcare Business” below.

Risks associated with COVID-19

The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed. Up to the date of this annual report on Form 20-F, the pandemic has, as anticipated, impacted the Group performance during the year primarily in demand for vaccines as a result of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We anticipate that governments’ prioritization of COVID-19 vaccination programs will continue to impact our Vaccines business. We continue to monitor the situation closely, as this continues to be a dynamic and uncertain situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Risks associated with the Separation of the Consumer Healthcare Business

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

If GSK is not able to execute a successful Separation, including by undertaking a pre-separation recapitalization of the consumer healthcare joint venture and completing a demerger of its equity stake, at a time and on terms acceptable to it, the Group may not be able to implement its preferred strategy, including in relation to its pharmaceuticals and vaccines business, the reduction of leverage associated with those businesses, and the support for those businesses’ ongoing investment requirements (especially the Group’s R&D pipeline). This may have a material and adverse effect on the business, financial condition, results and operations of the Group.

The expected benefits of a successful completion of a Separation initiated by GSK of the consumer healthcare joint venture from the Group may not be realized and such a Separation may be detrimental to the consumer healthcare joint venture and/or the Group

Following a successful Separation, there can be no guarantee that the expected benefits of such a Separation will be realized. In particular, if such a Separation does proceed, both the consumer healthcare joint venture and the Group (excluding the consumer healthcare business) will form smaller, less diversified groups. As a result, each separate group may be more exposed to cyclical, sector-specific or other risks than the Group is currently. In addition, consistent with their smaller sizes, each separate group may not be able to obtain future debt or equity financing or put in place other contractual arrangements on terms as favorable as the Group is currently able to achieve. Were any of these risks to be realized following a Separation, this may have a material and adverse effect on the business, financial condition, results and operations of the consumer healthcare joint venture and/or the Group (excluding the consumer healthcare business).

The completion of a Separation initiated by Pfizer, causing the consumer healthcare joint venture to become a listed, publicly traded company, would reduce GSK’s control over the consumer healthcare joint venture

Under the terms of the Shareholders’ Agreement between GSK and Pfizer in relation to the consumer healthcare joint venture, in the event that GSK has not exercised its exit rights in respect of the consumer healthcare joint venture within five years following completion of the acquisition of Pfizer’s consumer healthcare business to form the consumer healthcare joint venture, Pfizer will be entitled to initiate a Separation from that point in time. While GSK would not be required to sell or demerge any of its shares in the consumer healthcare joint venture as part of such a Separation initiated by Pfizer and could therefore retain its proportionate equity stake, GSK’s rights to appoint directors to the board of directors of the joint venture and other control rights would be reduced to a customary level for a company listed on the same exchange as the primary listing of the consumer healthcare joint venture, such that GSK would lose overall control of the board of directors of the consumer healthcare joint venture and its control rights under the Shareholders’ Agreement would cease to apply. In that event, GSK may not be able to direct the business and operations of the consumer healthcare joint venture in accordance with the strategy and objectives of the Group, which could have a material and adverse effect on the business, financial condition and results of the Group.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Preparing for the future” on page 2;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 40 – Acquisitions and disposals” on pages 208 to 212

of the GSK Annual Report 2020 is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. GSK’s Internet address is gsk.com.

4.B	Business overview

•	See Item 3.D “Risk factors” above.

In addition, the information set forth under the headings:

•	“Our business model” on pages 1 and 2 (excluding the last sentence of the second paragraph under “Our long-term priorities” on page 1);

•	“Chairman’s statement” on page 3;

•	“CEO’s statement” on pages 4 and 5 (excluding both (i) the last sentence of the third paragraph and (ii) the first sentence of the last paragraph under “Growth in 2020 sales” on page 4);

•	“Our long-term priorities” on page 9 (excluding the last sentence under “Principal risks”);

•	“Our culture” on page 10;

•	“Industry trends” on pages 12 to 15;

•	“Stakeholder engagement” on pages 16 and 17 (excluding the first sentence of the second paragraph on page 16);

•	“Innovation” on pages 18 to 27;

•	“Performance” on pages 28 to 32, excluding:

•	the pro-forma figures in the first bullet under “Consumer Healthcare” in the table on page 28; and

•	the second paragraph under “Performance” on page 31.

•	“Trust” on pages 33 to 42 (excluding the heading and the paragraph under the heading “Our approach to reporting” on page 33);

•	“Note 6 – Turnover and segment information” on pages 166 to 169;

•	“Note 40 – Acquisitions and disposals” on pages 208 to 212;

•	“Pharmaceutical products, competition and intellectual property” on pages 258 to 259;

•	“Vaccines products, competition and intellectual property” on page 259; and

•	“Consumer Healthcare products and competition” on page 260

of the GSK Annual Report 2020 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the headings:

•	“Note 45 – Principal Group companies” on page 233; and

•	“Group companies” on pages 287 to 298

of the GSK Annual Report 2020 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the heading “Property, plant and equipment” under “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“PP&E, intangible asset and goodwill impairment by segment” and “PP&E and intangible asset impairment reversals by segment” within “Note 6 – Turnover and segment information” on page 168; and

•	“Note 17 – Property, plant and equipment on pages 179 to 180 of the GSK Annual Report 2020 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the headings:

•	“Regulatory environment” on page 15;

•	“Impact of Brexit” within “Risk management” on page 49; and

•	“Climate-related financial disclosure” within Risk management on page 46 and 47 of the GSK Annual Report 2020 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References to the reconciliations on page 64 and pages 252 to 254 of the GSK Annual Report 2020 should be read to refer to the information in these tables.

Adjusted results reconciliation – 31 December 2020
											Divestments,
			Intangible		Intangible						significant
	Total		asset		asset		Major		Transaction		legal and		Separation		Adjusted
	results		amortisation		impairment		restructuring		-related		other items		costs		results
	£m		£m		£m		£m		£m		£m		£m		£m
Gross profit	22,395		699		31		667		116						23,908
Operating profit	7,783		775		263		1,532		1,308		(2,823)		68		8,906
Profit before taxation	6,968		775		263		1,534		1,308		(2,821)		68		8,095
Profit after taxation	6,388		625		216		1,242		1,079		(2,804)		54		6,800
Profit attributable to shareholders	5,749		625		216		1,242		687		(2,804)		54		5,769
Earnings per share	115.5	p	12.6	p	4.4	p	25.0	p	13.8	p	(56.5	)p	1.1	p	115.9	p

Weighted average number of shares (millions)	4,976														4,976
The following adjustments are made in arriving at Adjusted gross profit

Cost of sales	(11,704)		699		31		667		116						(10,191)
The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(11,456)		1		18		659		(23)		16		68		(10,717)
Research and development	(5,098)		75		214		206								(4,603)

Other operating income	1,624								1,215		(2,839)				—
The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(848)						2				2				(844)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(580)		(150)		(47)		(292)		(229)		17		(14)		(1,295)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	639								392						1,031

Adjusted results reconciliation – 31 December 2019

											Divestments,
			Intangible		Intangible						significant
	Total		asset		asset		Major		Transaction		legal and		Adjusted
	results		amortisation		impairment		restructuring		-related		other items		results
	£m		£m		£m		£m		£m		£m		£m
Gross profit	21,891		713		30		658		383				23,675
Operating profit	6,961		777		83		1,105		345		(299)		8,972
Profit before taxation	6,221		777		83		1,110		345		(300)		8,236
Profit after taxation	5,268		621		66		902		221		(160)		6,918
Profit attributable to shareholders	4,645		621		66		902		57		(160)		6,131
Earnings per share	93.9	p	12.6	p	1.3	p	18.2	p	1.2	p	(3.3	)p	123.9	p
Weighted average number of shares (millions)	4,947												4,947

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(11,863)		713		30		658		383				(10,079)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(11,402)				4		332		104		247		(10,715)
Research and development	(4,568)		64		49		114				2		(4,339)
Other operating income	689						1		(142)		(548)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(814)						5				(1)		(810)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(953)		(156)		(17)		(208)		(124)		140		(1,318)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	623								164				787

Adjusted results reconciliation – 31 December 2018
Divestments,
Intangible	Intangible	significant	Adjusted
Total	asset	asset	Major	Transaction	legal and	results
results	amortisation	impairment	restructuring	-related	other items	(revised)
£m	£m	£m	£m	£m	£m	£m
Gross profit	20,580	536	69	443	15	21,643
Operating profit	5,483	580	116	809	1,977	(220)	8,745
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543
Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869
Earnings per share	73.7	p	9.6	p	2.0	p	13.1	p	30.2	p	(9.2	)p	119.4	p
Weighted average number of shares (millions)	4,914	4,914

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(10,241)	536	69	443	15	(9,178)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(9,915)	2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49	20	(3,735)
Other operating income	(1,588)	2	1,864	(278)	—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(717)	4	(3)	18	(698)
Profit on disposal of associates	3	(3)	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	423	251	674

Group financial review

Reporting framework

Total and Adjusted results

The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.

Total results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined below.

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

Adjusted results

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

•	amortisation of intangible assets (excluding computer software and capitalised development costs)

•	impairment of intangible assets (excluding computer software) and goodwill

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

•

proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

•	separation costs to prepare for the separation of GSK into two companies

•	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017

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

From time to time, the Group divests non-core investments, products and businesses and records the profit or loss on disposal as an Adjusting item. The most notable divestment in the year was the disposal of Horlicks and other Consumer Healthcare brands.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2019 and 2020 are set out above.

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

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit can be summarised as follows:

	2020 £m	2019 £m	2018 £m
Total operating profit	7,783	6,961	5,483
Intangible asset amortisation	775	777	580
Intangible asset impairment	263	83	116
Major restructuring	1,532	1,105	809
Transaction-related items	1,308	345	1,977
Divestments, significant legal and other items	(2,823)	(299)	(220)
Separation costs	68	—	—
US tax reform	—	—	—

Adjusted operating profit	8,906	8,972	8,745

The analysis of the impact of transaction-related items on operating profit is as follows:

	2020 £m	2019 £m	2018 £m
Novartis Consumer Healthcare Joint Venture put option	—	—	658
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,114	31	1,188
ViiV Healthcare put options and Pfizer preferential dividends	(52)	(234)	(58)
Contingent consideration on former Novartis Vaccines business	172	76	58
Release of fair value uplift on acquired Pfizer inventory	91	366	—
Other adjustments	(17)	106	131

Transaction-related items	1,308	345	1,977

Non-controlling interests in ViiV Healthcare

Trading profit allocations

Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).

Acquisition-related arrangements

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare.

ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period, and at 31 December 2020, the liability, which is discounted at 8.5%, stood at £5,359 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2020 were £858 million.

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

Movements in contingent consideration payable to Shionogi were as follows:

	2020 £m	2019 £m
Contingent consideration at beginning of the year	5,103	5,937
Remeasurement through income statement	1,114	31
Cash payments: operating cash flows	(751)	(767)
Cash payments: investing activities	(107)	(98)
Contingent consideration at end of the year	5,359	5,103

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2020, £745 million (31 December 2019 – £730 million) is expected to be paid within one year.

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

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2020 £m	2019 £m
Pfizer put option	960	1,011
Pfizer preferential dividend	1	4

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

Return on capital employed

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year. Return on Capital Employed is used in the review of capital investment decisions by the Group.

Net debt

Please see Note 29 ‘Net Debt’ to the financial statements incorporated by reference in Item 18 below for the calculation of net debt. Net debt represents a measure of the capital structure of the Group.

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

The Total results of the Group are set out below.

		2020		2019	Growth
		% of		% of
	£m	turnover	£m	turnover	£%	CER%
Turnover	34,099	100	33,754	100	1	3
Cost of sales	(11,704)	(34.3)	(11,863)	(35.1)	(1)	—
Selling, general and administration	(11,456)	(33.6)	(11,402)	(33.8)	—	2
Research and development	(5,098)	(15.0)	(4,568)	(13.5)	12	12
Royalty income	318	0.9	351	1.1	(9)	(9)
Other operating income/(expense)	1,624	4.8	689	1.9
Operating profit	7,783	22.8	6,961	20.6	12	15
Net finance costs	(848)		(814)
Share of after-tax profits of associates and joint ventures	33		74
Profit before taxation	6,968		6,221		12	16
Taxation	(580)		(953)
Profit after taxation for the year	6,388		5,268		21	25
Profit attributable to shareholders	5,749		4,645
Earnings per share (p)	115.5		93.9		23	26
Earnings per ADS (US$)	2.98		2.40

Group turnover

Group turnover by business

	2020 £m	2019 £m	Growth £%	Growth CER%
Pharmaceuticals	17,056	17,554	(3)	(1)
Vaccines	6,982	7,157	(2)	(1)
Consumer Healthcare	10,033	8,995	12	14

Group turnover	34,071	33,706	1	3

Corporate and other unallocated turnover	28	48

	34,099	33,754	1	3

Group turnover by geographic region

	2020 £m	2019 £m	Growth £%	Growth CER%
US	14,556	13,890	5	6
Europe	8,164	8,069	1	1
International	11,379	11,795	(4)	—

	34,099	33,754	1	3

Group turnover was £34,099 million in the year, up 1% AER, 3% CER.

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million. HIV sales were flat at AER, up 1% CER, to £4,876 million. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US, together with a strong performance from Cervarix in China.

Pharmaceuticals and Vaccines Innovation sales (sales of products launched in the last five years) amounted to £4.1 billion in 2020, driven by sales of Shingrix, Trelegy, Juluca, Dovato and Zejula.

Reported Consumer Healthcare sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

Consumer Healthcare Innovation sales (sales of products new to market in the last three years) amounted to 11% of Consumer Healthcare sales reflecting a continued focus on Oral Health and Pain Relief categories.

Pharmaceuticals turnover

	2020 £m	2019 £m	Growth £%	Growth CER%
Respiratory	3,749	3,081	22	23
HIV	4,876	4,854	–	1
Immuno-inflammation	727	613	19	20
Oncology	372	230	62	62
Established Pharmaceuticals	7,332	8,776	(16)	(15)

	17,056	17,554	(3)	(1)

Pharmaceuticals turnover in the year was £17,056 million, down 3% AER, 1% CER. Respiratory sales were up 22% AER, 23% CER, to £3,749 million, on growth of Trelegy, Nucala and Relvar/Breo. HIV sales were flat at AER, up 1% CER, to £4,876 million, with growth in Juluca and Dovato partly offset by Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 16% AER, 15% CER to £7,332 million.

Towards the end of the first quarter, additional demand related to the COVID-19 pandemic had a positive impact on growth of HIV and Respiratory products. This effect broadly reversed in the second quarter, which saw lower levels of new patient prescriptions in the US and Europe and reduced market demand for allergy and antibiotic products in International and Europe. These effects continued to be seen in the second half of the year.

In the US, sales grew 1% AER, 2% CER. Continued growth of Nucala, Trelegy, Benlysta, Zejula and the HIV two-drug regimens was partly offset by the decline in Tivicay, Triumeq and Established Products, including the impact of generic albuterol substitutes.

In Europe, sales declined 1% AER, 1% CER, with growth from Respiratory, HIV and Oncology offset by the decline of Established Pharmaceuticals sales, impacted by generic competition and lower demand for antibiotics during the COVID-19 pandemic period. Approximately one percentage point of decline was due to the impact of a one-off UK Relenza contract in the comparator.

International declined 9% AER, 5% CER, with Respiratory and Benlysta growth partly offset by lower Established Pharmaceuticals sales. This included the impact of a weaker allergy season and generic competition for Avolve in Japan, slower market growth during the COVID-19 pandemic period and government mandated changes increasing the use of generics in China.

Respiratory

Total Respiratory sales were up 22% AER, 23% CER, with strong growth in all regions. International Respiratory sales grew 24% AER, 27% CER including Nucala, up 45% AER, 46% CER and Relvar/Breo, up 6% AER, 9% CER to £328 million. In Europe, Respiratory sales grew to £944 million up 21% AER, 20% CER. In the US, Respiratory grew 21% AER, 23% CER including Trelegy and Nucala. US Relvar/Breo sales grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment.

Sales of Nucala were £994 million in the year and grew 29% AER, 30% CER, with US sales up 32% AER, 33% CER to £598 million. Europe sales of £238 million grew 16% AER, 15% CER and International sales of £158 million grew 45% AER, 46% CER.

Trelegy sales were up 58% AER, 59% CER to £819 million driven by growth in all regions. In the US, the new asthma indication was approved and launched in Q3 2020, with sales up 47% AER, 48% CER to £561 million. In Europe, sales grew 65% AER, 65% CER and in International, where Trelegy asthma was approved in Japan in the quarter, sales grew to £90 million in the year.

Relvar/Breo sales were up 16% AER, 17% CER to £1,124 million in the year. In the US, Relvar/Breo grew 24% AER, 25% CER, mainly due to the effect of a prior period RAR adjustment. In Europe and International, Relvar/Breo continued to grow, up 14% AER, 13% CER and 6% AER, 9% CER respectively.

HIV

HIV sales were £4,876 million, flat at AER, up 1% CER in the year. The dolutegravir franchise grew 1% AER, 2% CER, delivering sales of £4,702 million. The remaining portfolio, with sales of £174 million and 4% of total HIV sales, declined 21% AER, 20% CER and reduced the overall growth of total HIV by one percentage point.

Sales of dolutegravir products were £4,702 million in the twelve months. Tivicay delivered sales of £1,527 million, down 8% AER, 7% CER and Triumeq sales were £2,306 million, down 10% AER, 9% CER. The two-drug regimens, Juluca and Dovato delivered sales of £869 million in the twelve months, with combined growth more than offsetting decline in the three-drug regimen, Triumeq.

In the US, dolutegravir sales were flat at AER, up 1% CER, and in Europe dolutegravir sales grew 7% AER, 6% CER. Following recent launches of Dovato, combined sales of the two-drug regimens were £616 million in the US and £227 million in Europe, with growth offsetting the decline in Triumeq. International dolutegravir sales declined 2% AER but grew 3% CER driven by Tivicay tender business.

Oncology

Sales of Zejula, the PARP inhibitor asset acquired from Tesaro in Q1 2019, were £339 million in the year, up 48% AER, 48% CER, driven by volume growth compared with the prior year.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £33 million.

Immuno-inflammation

Sales of Benlysta in the year were up 17% AER, 19% CER to £719 million, including sales of the sub-cutaneous formulation of £354 million up 32% AER, 33% CER.

Duvroq for patients with anaemia due to chronic kidney disease was launched in Japan in Q3 2020 and reported sales in the International region of £8 million.

Established Pharmaceuticals

Sales of Established Pharmaceuticals in the year were £7,332 million, down 16% AER, 15% CER.

Established Respiratory products declined 17% AER, 15% CER to £3,251 million. Advair/Seretide and Ventolin were impacted by generic substitutes in the US and Europe, and Flovent experienced price pressure in the US. In the International region, allergy sales were impacted by market contraction and a generic launch in Japan.

The remainder of the Established Pharmaceuticals portfolio declined 16% AER, 14% CER to £4,081 million on lower demand for antibiotics during the COVID-19 pandemic period, the impact of government mandated changes increasing the use of generics in markets including Japan, France and China, and a strong comparator, including a European contract.

Vaccines

Vaccines turnover

	2020 £m	2019 £m	Growth £%	Growth CER%
Meningitis	1,029	1,018	1	3
Influenza	733	541	35	37
Shingles	1,989	1,810	10	11
Established Vaccines	3,231	3,788	(15)	(14)

	6,982	7,157	(2)	(1)

Vaccines turnover declined 2% AER, 1% CER to £6,982 million, primarily driven by the adverse impact of the COVID-19 pandemic on Hepatitis vaccines, DTPa-containing vaccines, Synflorix and Bexsero, together with the divestment of Rabipur and Encepur. This decline was partly offset by higher sales of Influenza vaccines across all regions and by Shingrix growth in Europe, China and the US, together with a strong performance from Cervarix in China.

Vaccines performance across all regions was affected by lower demand due to limited visits to healthcare practitioners and points of vaccination during the pandemic and government stay-at-home directives. In areas where lockdowns were lifted, wellness visits and vaccination rates recovered, with paediatric vaccination near pre-COVID levels by the end of Q2 2020, while adolescent and adult immunisations improved at a slower pace. US back-to-school vaccinations were disrupted because schools and universities delayed or reversed in-person tuition, which elongated the back-to-school vaccination season into Q4 2020. Adult wellness visits returned to prior year levels at the end of Q3 2020 supported by seasonal flu vaccination and declined late in Q4 2020 as pandemic conditions worsened.

In the following categories declines are related to pandemic impacts unless stated otherwise.

Meningitis

Meningitis sales grew 1% AER, 3% CER to £1,029 million. Bexsero sales declined 4% AER, 2% CER to £650 million, reflecting lower demand in the US and International, partly offset by lower US returns and rebates.

Menveo sales declined 1% AER but grew 1% CER to £265 million, primarily driven by higher demand in Europe and lower US returns and rebates, partly offset by lower demand in the US and competitive pressure in International.

In the US, Bexsero and Menveo both grew market share.

Influenza

Fluarix/FluLaval sales were £733 million, up 35% AER, 37% CER, primarily reflecting robust demand across all regions resulting from strong government recommendations that prioritised flu vaccination during COVID-19 pandemic conditions, together with the reversal of a prior year returns provision in the US.

Shingles

Shingrix grew 10% AER, 11% CER to £1,989 million, primarily driven by a strong performance in Europe reflecting robust underlying demand in Germany. The launch of Shingrix in China also contributed to sales growth. In the US, a decline in demand in Q2 and Q3 2020 due to lower adult wellness visits and vaccination rates was partially offset by strong uptake in Q1 2020 and return to growth, as expected, in Q4 2020 supported by co-administration with seasonal flu vaccination programmes.

Established Vaccines

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined by 16% AER, 15% CER. Infanrix/Pediarix sales declined 14% AER, 13% CER to £629 million, reflecting lower demand in the US and unfavourable year-on-year US CDC stockpile movements, together with supply constraints and competitive pressures in Europe.

Boostrix sales were down 18% AER, 18% CER to £476 million primarily due to lower vaccination rates across all regions.

Hepatitis vaccines declined 34% AER, 33% CER to £576 million, adversely impacted in the US and Europe by lower demand and travel restrictions, together with competition returning to the market in the US.

Synflorix sales declined by 14% AER, 14% CER to £402 million, primarily due to lower demand in International and supply constraints in Emerging Markets.

Rotarix sales were flat at AER but grew 1% at CER to £559 million, reflecting improved supply in Emerging Markets and higher demand in Europe, partly offset by lower channel inventory in the US.

MMRV vaccines sales grew 13% AER, 14% CER to £261 million, largely driven by improved supply and increased market shares in Europe.

Consumer Healthcare

Consumer Healthcare turnover

	2020 £m	2019 £m	Growth £%	Growth CER%
Oral health	2,753	2,673	3	6
Pain relief	2,219	1,781	25	27
Vitamins, minerals and supplements	1,506	611	>100	>100
Respiratory health	1,209	1,186	2	4
Digestive health and other	1,824	1,646	11	14
	9,511	7,897	20	23
Brands divested/under review	522	1,098	(52)	(51)

	10,033	8,995	12	14

	2020 £m	2019 £m	Growth £%	Growth CER%
US	3,408	2,583	32	33
Europe	2,619	2,456	7	6
International	4,006	3,956	1	7

	10,033	8,995	12	14

On a reported basis, sales grew 12% AER and 14% CER to £10,033 million for the full year, largely driven by the inclusion of the Pfizer portfolio, partly offset by brands divested/under review.

Overall results benefited from very strong growth in Vitamins, minerals and supplements as well as continued growth in Oral health, Pain relief and Digestive health and other. Although Respiratory health sales were up 4% CER for the full year this benefited from increased consumption in the first quarter, with sales declines throughout the rest of the year which were particularly pronounced in the fourth quarter as a result of the historically weak cold and flu season.

Quarterly performance was volatile during the year as a direct result of the COVID-19 pandemic.

Oral health

Oral health sales grew 3% AER, 6% CER to £2,753 million. Sensodyne continued to outperform with low-double digit growth, reflecting underlying brand strength, successful innovation including Sensodyne Sensitivity & Gum and strong consumer uptake in traditional retail and e-commerce channels in the US. Gum health continued to deliver double digit growth, consistent with trends throughout the year, whilst Denture care declined in low-single digits given challenging market conditions consistent with prior quarters.

Pain relief

Pain relief grew 25% AER, 27% CER to £2,219 million. Panadol increased in mid-single digits with increased consumption earlier in the year offsetting brand decline in the final quarter. Advil delivered improved performance in the US in the second half of the year and ended the year up in low-single digits.

Vitamins, minerals and supplements

Vitamins, minerals and supplements more than doubled at AER and CER to £1,506 million. The particularly strong category growth reflected the continued consumer focus on health and wellness, consistent with previous quarters and as a result of the COVID-19 pandemic, combined with the business’s ability to successfully and quickly adapt, execute and deliver to meet consumer needs.

Respiratory health

Respiratory health sales grew 2% AER, 4% CER to £1,209 million, benefiting from the inclusion of the Pfizer portfolio, partly offset by a lower cold and flu season in the final quarter which more than offset the benefit from increased consumption in the first quarter due to the COVID-19 pandemic, as a result of which Contac and Theraflu declined for the full year. Allergy and nasal product performance was more mixed with Flonase growth in low-single digits and Otrivin declining in mid-single digits.

Digestive health and other

Digestive health and other brands grew 11% AER, 14% CER to £1,824 million, with growth in Digestive health products partly offset by a decline in Skin health products and other non-strategic brands. Smokers’ health products were flat for the year.

Cost of sales

	2020 £m	2019 £m	Growth £%	Growth CER%
Total cost of sales	(11,704)	(11,863)	(1)	—
Adjusted cost of sales	(10,191)	(10,079)	1	2

Total cost of sales as a percentage of turnover was 34.3%, 0.8 percentage points lower at AER and 1.0 percentage points lower in CER terms compared with 2019. This primarily reflected lower unwinding of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer in Q3 2019.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, flat at AER, but 0.1 percentage points lower at CER compared with 2019. This reflected a more favourable product mix in Pharmaceuticals and a further contribution from restructuring savings in Pharmaceuticals and Vaccines and integration savings in Consumer Healthcare, partly offset by adverse product mix in Vaccines and continued adverse pricing pressure in Pharmaceuticals, principally in Established Respiratory.

Selling, general and administration

	2020 £m	2019 £m	Growth £%	Growth CER%
Total selling, general and administration	(11,456)	(11,402)	—	2
Adjusted selling, general and administration	(10,717)	(10,715)	—	2

Total selling, general and administration (SG&A) costs as a percentage of turnover were 33.6%, 0.2 percentage points lower at AER and 0.2 percentage points lower at CER compared with 2019. This reflected lower significant legal and transaction costs offset by increased Major restructuring costs and separation costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.4%, 0.3 percentage points lower at AER than in 2019 and 0.3 percentage points lower on a CER basis

The growth in Adjusted SG&A costs, although flat at AER, grew 2% CER and reflected the benefits from restructuring including one-off benefits from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions, reduced variable spending across all three businesses as a result of the COVID-19 lockdowns and tight control of ongoing costs, particularly in non-promotional spending across all three businesses. This was partly offset by increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.

Research and development

	2020 £m	2019 £m	Growth £%	Growth CER%
Total research and development	(5,098)	(4,568)	12	12
Adjusted research and development	(4,603)	(4,339)	6	7

Total R&D expenditure was £5,098 million (15.0% of turnover), up 12% AER, 12% CER, including an increase in Major restructuring costs and intangible impairments. Adjusted R&D expenditure was £4,603 million (13.5% of turnover), 6% higher at AER, 7% higher at CER than in 2019.

Adjusting items reconciling Adjusted R&D expenditure to Total R&D expenditure are not allocated by business and therefore Total R&D expenditure by business is not presented.

Pharmaceuticals Adjusted R&D expenditure was £3,636 million, up 9% AER, 9% CER, primarily driven by the significant increase in investment in Oncology, reflecting the progression of a number of key programmes including Blenrep, feladilimab and bintrafusp alfa, as well as progression of COVID-19 treatment programmes (VIR-7831, otilimab). This was partly offset by a reduction in investment in research and several Specialty and Primary Care programmes (daprodustat, Trelegy, HIV) as well as efficiency savings from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and reductions in variable spending as a result of COVID-19 lockdowns.

Adjusted R&D expenditure in Vaccines was £686 million, down 4% AER, 4% CER reflecting efficiency savings from the implementation of the One Development programme and reductions in variable spending as a result of COVID-19 lockdowns. Adjusted R&D expenditure in Consumer Healthcare was £281 million.

Royalty income

Royalty income was £318 million (2019 – £351 million), down 9% AER, 9% CER, primarily reflecting genericisation of Transderm Scop in Consumer Healthcare and lower sales of Gardasil.

Other operating income/(expense)

Net other operating income of £1,624 million (2019 – £689 million) primarily reflected the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, which was after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Other operating income also included an increase in profit and milestone income from a number of asset disposals.

This was partly offset by accounting charges of £1,234 million (2019 – £127 million credits) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,114 million (2019 – £31 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in sales forecasts, exchange rate assumptions and the unwind of discounting.

Operating profit

Total operating profit was £7,783 million in 2020 compared with £6,961 million in 2019. This reflected the profit on disposal of the Horlicks and other Consumer Healthcare brands and resultant sale of shares in Hindustan Unilever as well as increased income from asset disposals. This was partly offset by higher re-measurement charges on the contingent consideration liabilities.

Excluding these and other Adjusting items, Adjusted operating profit was £8,906 million, 1% lower than 2019 at AER and 2% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 26.1% was 0.5 percentage points lower at AER, and 0.2 percentage points lower on a CER basis than in 2019.

The reduction in Adjusted operating profit of 1% at AER reflects the adverse impact from the reduction in sales in Vaccines as a result of the COVID-19 pandemic, investment in R&D including a significant increase in Oncology, partly on the assets from the Tesaro acquisition and initiation of several COVID-19 programmes, continuing price pressure, principally in Established Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was offset by reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, a one-off benefit in Q3 2020 from restructuring of post-retirement benefits and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions and tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2020 amounted to £885 million (2019 – £893 million). This included cash payments made to Shionogi of £858 million (2019 – £865 million).

Adjusted operating profit by business

Pharmaceuticals operating profit was £4,185 million, down 9% AER, 7% CER on a turnover decrease of 1% CER. The operating margin of 24.5% was 1.6 percentage points lower at AER than in 2019 and 1.5 percentage points lower on a CER basis. This primarily reflected a significant increase in Oncology R&D as well as the continued impact of lower prices, including the impact of the launch of a generic version of Advair in the US in February 2019, and investment in new product support and targeted priority markets. This was partly offset by the reduced promotional and variable spending as a result of the COVID-19 lockdowns and the continued benefit of restructuring and tight control of ongoing costs.

Vaccines operating profit was £2,713 million, down 9% AER, 6% CER on a turnover decrease of 1% CER. The operating margin of 38.9% was 2.6 percentage points lower at AER than in 2019 and 1.9 percentage points lower on a CER basis. This was primarily driven by the negative operating leverage from the COVID-19 related sales decline and investment behind key brands.

Consumer Healthcare operating profit was £2,213 million, up 18% AER, 22% CER on a turnover increase of 14% CER. Taking into account the operating profit of the Pfizer consumer healthcare business as if it had been acquired on 1 January 2019, operating profit was lower on a CER basis on a turnover decrease on a CER basis. The operating margin of 22.1% was 1.2 percentage points higher at AER and 1.5 percentage points higher on a CER basis than in 2019. The higher margin was driven by higher than normal sales growth in Q1 2020 due to COVID-19 and synergy delivery from the Pfizer integration. This was partially offset by the impact of divestments and increased targeted promotional investment.

Net finance costs

Finance income	2020 £m	2019 £m
Interest and other income	39	79
Fair value movements	5	19

	44	98

Finance expense
Interest expense	(822)	(840)
Unwinding of discounts on provisions	(3)	(8)
Remeasurements and fair value movements	(4)	(1)
Finance expense on lease liabilities	(40)	(39)
Other finance expense	(23)	(24)

	(892)	(912)

Total net finance costs were £848 million compared with £814 million in 2019. Adjusted net finance costs were £844 million compared with £810 million in 2019. The increase reflects lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries, a premium paid on early repayment and refinancing of bond debt in Q4 2020 and a fair value gain on interest rate swaps in the 2019 comparator, partly offset by reduced interest expense from lower debt levels and refinancing at lower rates.

Share of after-tax profits of associates and joint ventures

The share of after-tax profits of associates was £33 million (2019 – £74 million). 2019 included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva, primarily as a result of a non-recurring income tax benefit.

Profit before tax

Taking account of net finance costs and the share of profits of associates, profit before taxation was £6,968 million compared with £6,221 million in 2019.

Taxation

	2020 £m	2019 £m
UK current year charge	30	149
Rest of world current year charge	1,177	1,407
Charge/(credit) in respect of prior periods	66	(420)

Total current taxation	1,273	1,136

Total deferred taxation	(693)	(183)

Taxation on total profits	580	953

The charge of £580 million represented an effective tax rate on Total results of 8.3% (2019 – 15.3%) and reflected the different tax effects of the various Adjusting items, including the disposal of Horlicks and other Consumer Healthcare brands to Unilever and subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,295 million and represented an effective Adjusted tax rate of 16.0% (2019 – 16.0%).

Issues related to taxation are described in Note 14 to the financial statements, ‘Taxation’, which are incorporated by reference in Item 18 below. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £639 million (2019 – £623 million). The increase was primarily due to an increased allocation of Consumer Healthcare profits of £374 million (2019 – £70 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory and major restructuring costs. This was partly offset by a reduced allocation of ViiV Healthcare profits of £223 million (2019 – £482 million), including increased charges for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £1,031 million (2019 – £787 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare profits of £515 million (2019 – £204 million) following the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019 partly offset by a reduced allocation of ViiV Healthcare profits of £474 million (2019 – £512 million), and lower net profits in some of the Group’s other entities with non-controlling interests, primarily Consumer Healthcare India following the Horlicks and other Consumer brands disposal.

Earnings per share

Total earnings per share (EPS) was 115.5p, compared with 93.9p in 2019. The increase in EPS primarily reflected the net profit on disposal of Horlicks and other Consumer Healthcare brands as well as increased income from asset disposals, partly offset by higher re-measurement charges on the contingent consideration liabilities, higher major restructuring charges and a one-off benefit in 2019 from increased share of after-tax profits of the associate Innoviva.

Adjusted EPS was 115.9p compared with 123.9p in 2019, down 6% AER, 4% CER, on a 2% CER increase in Adjusted operating profit.

The reduction primarily resulted from a higher non-controlling interest allocation of Consumer Healthcare profits and reduced share of after-tax profits of associates resulting from a non-recurring income tax benefit in Innoviva.

Dividends

The Board declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2019. See Note 16 to the financial statements, ‘Dividends’.

Dividend policy

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At our Biopharma Investor Update in June we plan to set out in detail the growth prospects and financial outlook for the new Biopharma company over the medium term, including a detailed review of the pipeline we have been building over recent years. Alongside these we will provide details of a new distribution policy which reflects the optimised capital structure and investment priorities focused on delivering sustainable long-term shareholder value. We anticipate that this new policy will deliver competitive and attractive returns informed by appropriate earnings pay-out ratios through the investment cycle well covered by Free Cash Flow and, importantly, expected growth potential. We expect that aggregate distributions for GSK will be lower than at present. This new policy will be implemented for dividends paid in respect of 2022.

Outlook

We delivered on our strategic priorities in 2020. In 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for separation. Assuming healthcare systems and consumer trends approach normality in the second half of the year, we expect Pharmaceuticals revenue to grow flat to low-single digits and Consumer Healthcare revenue to grow low to mid-single digits excluding brands divested/under review with above market growth. For our Vaccines business, we now anticipate further disruption during the first half of the year, given governments’ prioritisation of COVID-19 vaccination programmes and the resurgence in late 2020 of the pandemic. This is expected to impact adult and adolescent immunisations, including Shingrix, notably in the US. Despite this short-term impact we remain very confident in demand for these products, and expect strong recovery and contribution to growth from Shingrix in the second half of the year. We expect Vaccines revenue for 2021 to grow flat to low-single digits. Reflecting these factors, our guidance range for 2021 is a decline of mid to high-single digit per cent Adjusted EPS at CER.

Our guidance does not include the impact of the intended change in the UK corporation tax rate from 19% to 25% effective from 1 April 2023 which was announced on 3 March 2021. Please see Note 47, ‘Post balance sheet events’ to the financial statements incorporated by reference in Item 18 below.

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

All expectations, guidance and targets regarding future performance and dividend payments should be read together with the ‘Cautionary statement regarding forward-looking statements’ and ‘Assumptions related to 2021 guidance’ on the inside back cover of the GSK Annual Report 2020.

Major restructuring and integration

Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long life cycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

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

Total Major restructuring charges incurred in 2020 were £1,532 million (2019 – £1,105 million), analysed as follows:

			2020			2019
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
2018 major restructuring programme (incl. Tesaro)	105	210	315	227	572	799
Consumer Healthcare Joint Venture integration programme	298	28	326	248	4	252
Separation Preparation restructuring programme	625	216	841	–	–	–
Combined restructuring and integration programme	39	11	50	10	44	54

	1,067	465	1,532	485	620	1,105

Cash charges of £625 million under the Separation Preparation programme primarily arose from restructuring of Vaccines manufacturing and R&D functions as part of building the One Development organisation for Pharmaceuticals and Vaccines as well as restructuring of commercial pharmaceuticals and some administrative functions. Non-cash charges of £216 million were related to write-down of assets in sites in the Pharmaceuticals Supply Chain.

Cash charges of £298 million under the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The commercial integration of Consumer Healthcare is now largely completed and the manufacturing integration is well underway.

The 2018 major restructuring programme incurred cash charges of £105 million in relation to severance costs for restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro and non-cash charges of £210 million for write-downs on disposal of sites.

Total cash payments made in 2020 were £737 million (2019 – £645 million), £115 million for the existing Combined restructuring and integration programme (2019 – £316 million), £179 million (2019 – £164 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters, a further £291 million (2019 – £165 million) relating to the Consumer Healthcare Joint Venture integration programme and £152 million relating to the Separation Preparation restructuring programme.

The analysis of Major restructuring charges by business was as follows:

	2020 £m	2019 £m
Pharmaceuticals	671	651
Vaccines	214	58
Consumer Healthcare	374	321

	1,259	1,030

Corporate and central functions	273	75

Total Major restructuring charges	1,532	1,105

The analysis of Major restructuring charges by income statement line was as follows:

	2020 £m	2019 £m
Cost of sales	667	658
Selling, general and administration	659	332
Research and development	206	114
Other operating income/(expense)	—	1

Total Major restructuring charges	1,532	1,105

The benefit in the year from the 2018 major restructuring programme was £0.1 billion and the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the Separation Preparation restructuring programme was £0.1 billion.

The 2018 major restructuring programme, including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully reinvested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges now expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in consumer healthcare.

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

The programme continues to target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,308 million (2019 – £345 million). This included a net £1,234 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2020 £m	2019 £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,114	31
ViiV Healthcare put options and Pfizer preferential dividends	(52)	(234)
Contingent consideration on former Novartis Vaccines business	172	76
Release of fair value uplift on acquired Pfizer inventory	91	366
Other adjustments	(17)	106

Total transaction-related charges	1,308	345

The £1,114 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of a £408 million unwind of the discount and £706 million primarily from adjustments to sales forecasts as well as updated exchange rate assumptions. The £52 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a decrease in the valuation of the put option as a result of adjustments to multiples and sales forecasts and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and, at 31 December 2020, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.

Divestments, significant legal charges and other items

Divestments and other items included a gain in the year of £2,339 million arising from the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million in Q2 2020, after reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related loss on sale of the shares in Hindustan Unilever in Q2 2020 of £476 million. Divestments and other items also included milestone income and gains from a number of asset disposals and certain other Adjusting items. A charge of £7 million (2019 – £251 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £9 million (2019 – £294 million).

Separation costs

From Q2 2020, the Group has started to report additional costs to prepare Consumer Healthcare for separation. These are estimated at £600-£700 million, excluding transaction costs.

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2020 £m	2019 £m
Net cash inflow from operating activities	8,441	8,020
Net cash inflow/(outflow) from investing activities	2,161	(5,354)
Net cash outflow from financing activities	(10,132)	(1,840)
Increase in cash and bank overdrafts	470	826
Cash and bank overdrafts at beginning of year	4,831	4,087
Increase in cash and bank overdrafts	470	826
Exchange adjustments	(39)	(82)
Cash and bank overdrafts at end of year	5,262	4,831
Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,292	4,707
Cash and cash equivalents reported in assets held for sale	—	507
Overdrafts	(1,030)	(383)

	5,262	4,831

The net cash inflow from operating activities for the year was £8,441 million (2019 – £8,020 million). The increase primarily reflected beneficial timing of payments for returns and rebates, reduced legal payments and improved operating profits, partly offset by an increase in trade receivables, increased tax payments including tax on disposals and adverse exchange impacts. There has not been any significant impact on trade collections or payables as a result of the COVID-19 pandemic.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,239 million (2019 – £2,163 million) and disposals realised £1,582 million (2019 – £603 million). Cash payments to acquire equity investments amounted to £411 million (2019 – £258 million), primarily relating to Vir Biotechnology and CureVac AG, and sales of equity investments realised £3,269 million (2019 – £69 million) mainly relating to the proceeds arising from the sale of the shares in Hindustan Unilever acquired as a result of the disposal of the Horlicks and other Consumer Healthcare brands.

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2020 £m	2019 £m
Free cash inflow	5,406	5,073

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £858 million (2019 – £865 million), of which £751 million was recognised in cash flows from operating activities and £107 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Reconciliation of net cash inflow from operating activities to free cash flow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2020 £m	2019 £m
Net cash inflow from operating activities	8,441	8,020
Purchase of property, plant and equipment	(1,226)	(1,265)
Purchase of intangible assets	(1,013)	(898)
Proceeds from sale of property, plant and equipment	68	95
Proceeds from disposal of intangible assets	1,255	404
Interest paid	(864)	(895)
Interest received	39	82
Dividends from associates and joint ventures	31	7
Contingent consideration paid (reported in investing activities)	(120)	(113)
Contribution from non-controlling interests	3	—
Distributions to non-controlling interests	(1,208)	(364)
Free cash flow	5,406	5,073

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

Financial position and resources

	2020 £m	2019 £m
Assets
Non-current assets
Property, plant and equipment	10,176	10,348
Right of use assets	830	966
Goodwill	10,597	10,562
Other intangible assets	29,824	30,955
Investments in associates and joint ventures	364	314
Other investments	3,060	1,837
Deferred tax assets	4,287	4,096
Derivative financial instruments	5	103
Other non-current assets	1,041	1,020

Total non-current assets	60,184	60,201

Current assets
Inventories	5,996	5,947
Current tax recoverable	671	262
Trade and other receivables	6,952	7,202
Derivative financial instruments	152	421
Liquid investments	78	79
Cash and cash equivalents	6,292	4,707
Assets held for sale	106	873

Total current assets	20,247	19,491

Total assets	80,431	79,692

Liabilities
Current liabilities
Short-term borrowings	(3,725)	(6,918)
Contingent consideration liabilities	(765)	(755)
Trade and other payables	(15,840)	(14,939)
Derivative financial instruments	(221)	(188)
Current tax payable	(545)	(629)
Short-term provisions	(1,052)	(621)

Total current liabilities	(22,148)	(24,050)

Non-current liabilities
Long-term borrowings	(23,425)	(23,590)
Corporation tax payable	(176)	(189)
Deferred tax liabilities	(3,600)	(3,810)
Pensions and other post-employment benefits	(3,650)	(3,457)
Other provisions	(707)	(670)
Derivative financial instruments	(10)	(1)
Contingent consideration liabilities	(5,104)	(4,724)
Other non-current liabilities	(803)	(844)

Total non-current liabilities	(37,475)	(37,285)

Total liabilities	(59,623)	(61,335)

Net assets	20,808	18,357

Total equity	20,808	18,357

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2020 was £21,483 million, with a net book value of £10,176 million. Of this, land and buildings represented £3,898 million, plant and equipment £4,414 million and assets in construction £1,864 million. In 2020, we invested £1,233 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2020, we had contractual commitments for future capital expenditure of £528 million. We believe that our property and plant facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on page 41 of the GSK Annual Report 2020 incorporated by reference in Item 4.B above and in Note 46 to the financial statements, ‘Legal proceedings’, incorporated by reference in Item 18 below.

Right of use assets

Right of use assets amounted to £830 million at 31 December 2020 compared with £966 million on 1 January 2020. The decrease in the year reflected the impact of depreciation and disposals of £225 million and £84 million respectively, partly offset by additions of £187 million.

Goodwill

Goodwill increased to £10,597 million at 31 December 2020, from £10,562 million.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2020 was £29,824 million (2019 – £30,955 million). The decrease primarily reflected amortisation and impairment losses, net of reversals, in the year of £1,394 million.

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2020 of £364 million (2019 – £314 million). The market value at 31 December 2020 was £364 million (2019 – £396 million). The largest of these investments was in Innoviva Inc., which had a book value at 31 December 2020 of £291 million (2019 – £261 million) and a market value of £291 million. See Note 20 to the financial statements, ‘Investments in associates and joint ventures’, incorporated by reference in Item 18 below.

Other investments

We held other investments with a carrying value at 31 December 2020 of £3,060 million (2019 – £1,837 million). The highest value investments held at 31 December 2020 were in CureVac AG, which was acquired in the year and had a book value at 31 December 2020 of £887 million, Crispr Therapeutics, which had a book value of £361 million (2019 – £149 million) and Lyell Immunopharma, Inc., which had a book value at 31 December 2020 of £261 million (2019 – £155 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We held current derivative financial assets at fair value of £152 million (2019 – £421 million) and non-current derivative financial assets held at fair value of £5 million (2019 – £103 million). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges. At 31 December 2019, £240 million of current derivative financial assets related to a derivative embedded in the agreement to divest Horlicks and other nutritional brands to Unilever plc. See Note 40 for further information.

Inventories

Inventory of £5,996 million increased from £5,947 million in 2019.

Trade and other receivables

Trade and other receivables of £6,952 million decreased from £7,202 million in 2019.

Deferred tax assets

Deferred tax assets amounted to £4,287 million (2019 – £4,096 million) at 31 December 2020.

Derivative financial instruments: liabilities

We held current and non-current derivative financial liabilities at fair value of £231 million (2019 – £189 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

At 31 December 2020, trade and other payables were £15,840 million compared with £14,939 million at 31 December 2019. The increase primarily reflected the impact of higher customer return and rebate accruals. See Note 28 to the financial statements, ‘Trade and other payables’, incorporated by reference in Item 18 below.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £5,359 million at 31 December 2020 (2019 – £5,101 million). Other provisions at the year-end included £320 million (2019 – £198 million) related to legal and other disputes and £860 million (2019 – £505 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £2,104 million (2019 – £1,921 million) on pension arrangements and £1,363 million (2019 – £1,418 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’, incorporated by reference in Item 18 below.

Other non-current liabilities

Other non-current liabilities amounted to £803 million at 31 December 2020 (2019 – £844 million).

Contingent consideration liabilities

Contingent consideration amounted to £5,869 million at 31 December 2020 (2019 – £5,479 million), of which £5,359 million (2019 – £5,103 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £477 million (2019 – £339 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

The liability due to Shionogi included £230 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2020 was £1 million (2019 – £4 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.

Of the total contingent consideration payable (on a post-tax basis) at 31 December 2020, £765 million (2019 – £755 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.

The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

Net debt

	2020 £m	2019 £m
Cash, cash equivalents and liquid investments	6,370	4,786
Cash, cash equivalents reported in assets held for sale	—	507
Borrowings – repayable within one year	(3,725)	(6,918)
Borrowings – repayable after one year	(23,425)	(23,590)

Net debt	(20,780)	(25,215)

At 31 December 2020, net debt was £20.8 billion, compared with £25.2 billion at 31 December 2019, comprising gross debt of £27.2 billion and cash and liquid investments of £6.4 billion. Net debt decreased due to the £3.3 billion proceeds from the Horlicks and other Consumer brands disposal including shares in Hindustan Unilever of £2.7 billion and £0.6 billion of other assets, plus £0.6 billion of other business and asset disposals together with £5.4 billion free cash flow, partly offset by cash divested of £0.5 billion, dividends paid to shareholders of £4.0 billion and £0.4 billion in additional investments.

At 31 December 2020, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.7 billion with loans of £2.6 billion repayable in the subsequent year.

At 31 December 2020, GSK’s cash and liquid investments were held as follows:

	2020 £m	2019 £m
Bank balances and deposits	3,000	2,565
Bank balances and deposits reported in assets held for sale	—	507
US Treasury and Treasury repo only money market funds	317	102
Liquidity funds	2,975	2,040
Cash and cash equivalents	6,292	5,214
Liquid investments – government securities	78	79

	6,370	5,293

Cash and liquid investments of £5.4 billion (2019 – £3.6 billion) were held centrally at 31 December 2020.

The analysis of cash and gross debt after the effects of hedging is as follows.

	2020 £m	2019 £m
Cash and liquid investments	6,370	5,293
Gross debt– fixed[1]	(24,538)	(25,064)
– floating	(2,612)	(5,444)
– non-interest bearing	—	—

Net debt	(20,780)	(25,215)

1	Includes £1.45 billion equivalent of notes swapped from floating to fixed rates via interest rate swaps.

Movements in net debt

	2020 £m	2019 £m
Net debt at beginning of year	(25,215)	(21,621)
Implementation of IFRS 16	—	(1,303)
Net debt at beginning of year, as adjusted	(25,215)	(22,924)
Increase in cash and bank overdrafts	470	826
Increase/(decrease) in liquid investments	1	(1)
Increase in long-term loans	(3,298)	(4,794)
Net repayment of short-term loans	7,305	1,065
Repayment of lease liabilities	227	214
Debt of subsidiary undertakings acquired	—	(524)
Exchange movements	(135)	1,015
Other movements	(135)	(92)

Net debt at end of year	(20,780)	(25,215)

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

At 31 December 2020, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives that referenced LIBOR and matured after the end of 2021 and all floating rate bonds were due to mature before the end of 2021.

The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (€STR) respectively. The FCA has made it clear that, at the end of 2021, it will no longer seek to persuade, or compel, banks to submit to LIBOR. The only exception to this is USD LIBOR, where the Intercontinental Exchange (ICE) Benchmark Administration (IBA), the FCA-regulated and authorised administrator of LIBOR, has announced that it will consult on its intention to cease USD LIBOR. IBA intends that, subject to confirmation following its consultation, one week and two month USD LIBOR settings will cease at the end of 2021, and that the USD LIBOR panel will cease at the end of June 2023.

The Group is undertaking an interest rate benchmark transition programme to identify potential exposures within the business and deliver a smooth transition to appropriate alternative benchmark rates.

Total equity

At 31 December 2020, total equity had increased from £18,357 million at 31 December 2019 to £20,808 million.

A summary of the movements in equity is set out below.

	2020 £m	2019 £m
Total equity at beginning of year	18,357	3,672
Implementation of IFRS 16	—	(93)
Total equity at beginning of year, as adjusted	18,357	3,579
Total comprehensive income for the year	7,358	3,701
Dividends to shareholders	(3,977)	(3,953)
Recognition of interest in Consumer Healthcare
Joint Venture	—	14,969
Ordinary shares issued	29	51
Changes in non-controlling interests	(131)	(10)
Share-based incentive plans	381	365
Tax on share-based incentive plans	(4)	19
Contributions from non-controlling interests	3	—
Distributions to non-controlling interests	(1,208)	(364)

Total equity at end of year	20,808	18,357

Share purchases

At 31 December 2020, GSK held 355.2 million shares as Treasury shares (2019 – 393.5 million shares), at a cost of £4,969 million (2019 – £5,505 million), which has been deducted from retained earnings.

No ordinary shares were repurchased in the period 1 January 2020 to 3 March 2021 and the company does not expect to make any ordinary share repurchases in the remainder of 2021.

In 2020, 38.3 million Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2020, the ESOP Trusts held 49.0 million (2019 – 36.4 million) GSK shares against the future exercise of share options and share awards. The carrying value of £195 million (2019 – £135 million) has been deducted from other reserves. The market value of these shares was £657 million (2019 – £647 million).

Contractual obligations and commitments

Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’, incorporated by reference in Item 18 below.

The following table sets out our contractual obligations and commitments at 31 December 2020 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Loans	26,191	3,493	6,644	3,039	13,015
Interest on loans	8,309	725	1,307	1,115	5,162
Lease obligations	1,117	230	333	182	372
Future finance charges	180	34	50	33	63
Intangible assets	12,307	354	1,337	2,031	8,585
Property, plant & equipment	528	403	124	1	—
Investments	153	40	58	55	—
Purchase commitments	746	648	90	2	6
Pensions	88	44	44	—	—

Total	49,619	5,971	9,987	6,458	27,203

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

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £4.5 billion which relates to externalised projects in the discovery portfolio. There was a decrease in the commitments in 2020 as a result of a reduction in outstanding loan commitments.

In 2018, we reached an agreement with the trustees of the UK pension schemes to make additional contributions, to assist in eliminating the pension deficit identified as part of the 31 December 2017 actuarial funding valuation. The table includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £130 million. For further information on pension obligations, see Note 30 to the financial statements, ‘Pensions and other post-employment benefits’, incorporated by reference in Item 18 below.

Contingent liabilities

Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’, incorporated by reference in Item 18 below.

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	34	21	4	9	—
Other contingent liabilities	104	14	21	17	52

Total	138	35	25	26	52

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 31 to the financial statements, ‘Other provisions’, incorporated by reference in Item 18 below.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2020, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ under items 3.D above and Note 46 to the financial statements, ‘Legal proceedings’, incorporated by reference in Item 18 below.

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 15 October 2020. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.

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

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored and any breach of these limits would be reported to the CFO immediately.

In addition, relationship banks and their credit ratings are reviewed regularly so that, when changes in ratings occur, changes can be made to investment levels or to authority limits as appropriate. All banking counterparty limits are reviewed at least annually.

Critical accounting policies

The Group consolidated financial statements are prepared in accordance with IFRS, as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and also with IFRS as issued by the International Accounting Standards Board (IASB), following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’, incorporated by reference in Item 18 below.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies relate to the following areas:

•	Turnover (Note 6)

•	Taxation (Note 14)

•	Legal and other disputes (Notes 31 and 46)

•	Contingent consideration (Note 32)

•	Pensions and other post-employment benefits (Note 30).

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’, incorporated by reference in Item 18 below.

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

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2020		2019		2018
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	20,035	100	18,471	100	18,227	100
Market-driven segments	(6,754)	(34)	(5,976)	(32)	(5,147)	(28)
Government mandated and state programmes	(5,205)	(26)	(4,264)	(23)	(4,594)	(25)
Cash discounts	(388)	(2)	(356)	(2)	(361)	(2)
Customer returns	(117)	(1)	(141)	(1)	(98)	(1)
Prior year adjustments	402	2	247	1	98	1
Other prior year items	—	—	—	—	(59)	—
Other items	(522)	(2)	(579)	(3)	(613)	(4)
Total deductions	(12,584)	(63)	(11,069)	(60)	(10,774)	(59)

Net turnover	7,451	37	7,402	40	7,453	41

Market-driven segments consist primarily of managed care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and federal government programmes which receive government-mandated pricing via rebates and chargebacks.

The increased deductions in the government-mandated and state programmes of the gross turnover to net turnover reconciliation primarily reflected higher rebates and chargebacks on respiratory products, and on Advair in particular. During the year Advair accounted for 6% of US Pharmaceuticals turnover and approximately 24% of the total deduction for rebates and returns.

The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 79% of the total deduction in the year.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2020, the total accrual amounted to £4,686 million (2019 – £4,200 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2020 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

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

Please refer to the “Financial review 2019” of the GSK Annual Report on Form 20-F for the year ended 31 December 2019 for a comparative discussion of 2019 financial results compared to 2018.

5.B	Liquidity and capital resources

The information set forth under the headings “Cash generation and conversion,” “Financial position and resources” and “Treasury policies” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“Note 35 – Commitments” on page 202; and

•	“Note 43 – Financial instruments and related disclosures” on pages 214 to 230 of the GSK Annual Report 2020 is incorporated herein by reference.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Our long-term priorities” within “Our business model” on page 1 (excluding the last sentence of the second paragraph under the sub-heading “Our long-term priorities” on page 1);

•	“Innovation” within “Our long-term priorities” on page 9;

•	“Innovation” on pages 18 to 27;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 255 to 257;

•	“Pharmaceutical products, competition and intellectual property” on pages 258 to 259;

•	“Vaccines products, competition and intellectual property” on page 259; and

•	“Consumer Healthcare products and competition” on page 260 of the GSK Annual Report 2020 is incorporated herein by reference.

5.D	Trend information

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

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“The Board” on pages 80 to 82; and

•	“Corporate Executive Team” on pages 83 to 84

of the GSK Annual Report 2020 is incorporated herein by reference.

6.B	Compensation

•	“Remuneration report” on pages 111 to 138;

of the GSK Annual Report 2020 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Board changes” within the “Chairman’s statement” on page 3;

•	“Corporate governance” on pages 77 to 109 (excluding the heading and the information under the heading “Section 172 statement” on page 108); and

•	“Service contracts and letters of appointment” on page 128

of the GSK Annual Report 2020 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Note 9 – Employee costs” on page 171;

•	“Note 30 – Pensions and other post-employment benefits” on pages 191 to 199; and

•	“Number of employees” under “Five year record” on page 251

of the GSK Annual Report 2020 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 44 – Employee share schemes” on pages 231 to 232;

•	“2020 Total remuneration” on pages 114 to 116;

•	“Value earned from long term incentives (LTIs)” on page 120;

•	“Update on performance of ongoing LTI awards” on page 121; and

•	“Directors’ interests in shares” on pages 130 to 131

of the GSK Annual Report 2020 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” on page 109;

•	“Share capital and control” on pages 276 to 277; and

•	“Analysis of shareholdings at 31 December 2020” on page 278

of the GSK Annual Report 2020 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading:

•	“Note 39 – Related party transactions” on page 208

of the GSK Annual Report 2020 is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Statements and Other Financial Information:

See Item 18 below.

In addition, the information set forth under the headings:

•	“Note 46 – Legal proceedings” on pages 234 to 237; and

•	“Dividends” on page 278

of the GSK Annual Report 2020 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading:

•	“Note 46 – Legal proceedings” on pages 234 to 237

of the GSK Annual Report 2020 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 277; and

•	“Nature of trading market” on page 277

of the GSK Annual Report 2020 is incorporated herein by reference.

The trading symbol for GSK’s Ordinary Shares of 25p each on the London Stock Exchange is GSK.L and the trading symbol for GSK’s ADSs on the New York Stock Exchange is GSK.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	The second paragraph under “Share capital and control” on page 276; and

•	“Nature of trading market” on page 277

of the GSK Annual Report 2020 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of GlaxoSmithKline plc

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

The information set forth under the heading “Exchange controls and other limitations affecting security holders” on page 276 of the GSK Annual Report 2020 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading “Tax information for shareholders” on pages 280 to 281 of the GSK Annual Report 2020 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading “Documents on display” on page 279 of the GSK Annual Report 2020 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the heading “Treasury policies” in Item 5.A of this annual report in Form 20-F is incorporated herein by reference.

The information set forth under the heading:

•	“Note 43 – Financial instruments and related disclosures” on pages 214 to 230 of the GSK Annual Report 2020 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities

Not applicable.

12.B	Warrants and Rights

Not applicable.

12.C	Other Securities

Not applicable.

12.D	American Depositary Shares

Fees and charges payable by ADR holders

JPMorgan Chase Bank, N.A. serves as the depositary (the “Depositary”) for GSK’s American Depositary Receipt (“ADR”) program. On July 29, 2019, GSK and the Depositary amended and restated the deposit agreement (the “Deposit Agreement”) between GSK, the Depositary and owners and holders of ADRs. Pursuant to the Deposit Agreement, ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 per 100 American Depositary Shares (or portion thereof) for the issuance, delivery, reduction, cancellation or surrender (as the case may be) of American Depositary Shares (“ADSs”), (ii) a fee of U.S.$0.05 or less per ADS held (A) upon which any cash distribution is made pursuant to the Deposit Agreement or (B) in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend, (iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to ADR holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the agent or agents of the Depositary (the “Custodian”) and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions).

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

Direct and indirect payments by the Depositary

The Depositary anticipates reimbursing GSK for certain expenses incurred by GSK that are related to the establishment and maintenance of the ADR program upon such terms and conditions as GSK and the Depositary may agree from time to time. The Depositary may make available to GSK a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as GSK and the Depositary may agree from time to time. In 2021, The Bank of New York, the depositary under the Deposit Agreement prior to the appointment of JPMorgan Chase Bank, N.A. on July 29, 2019, will make final payments to GSK of approximately $0.15 million in respect of expenses reimbursed and fees collected in 2019 and 2020. In 2020 the Depositary made payments of approximately $17.61 million, of which $3.34 million related to expenses reimbursed and fees collected in connection with services provided in 2019.

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

The information set forth under the heading “Internal control framework” on page 99 of the GSK Annual Report 2020 is incorporated herein by reference.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2020 and Form 20-F. In 2020 the Committee met 12 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to pages 81 and 82 in the biographies for “Charles Bancroft” and “Judy Lewent,” respectively, and the second paragraph under “Board Committee information” on page 96 of the GSK Annual Report 2020.

Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2020 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2020 and Form 20-F contain no material misstatements or omissions;

•

based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2020 and Form 20-F;

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2020 and Form 20-F;

•

they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•

they have disclosed in the GSK Annual Report 2020 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2020 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarize and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2020, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 12, 2021.

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

•

management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2020 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•

Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2020, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board (United States). Their audit report can be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2020, of the Group and our report dated 12 March 2021, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte LLP

London, United Kingdom

12 March 2021

Item 16.A	Audit committee financial expert

The information set forth under the headings:

•	“Board Committee information” on page 96; and

•	“Sarbanes-Oxley Act of 2002” on page 284

of the GSK Annual Report 2020 is incorporated herein by reference.

Item 16.B	Code of Ethics

The information set forth under the heading “Code of Conduct and reporting lines” on page 102 of the GSK Annual Report 2020 is incorporated herein by reference. You will find the Code of Conduct at this link: https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/.

No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2020.

Item 16.C	Principal Accountant Fees and Services

Audit Fees for 2018, 2019 and 2020 were paid to Deloitte LLP.

16C(a)	Audit Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002” and “Audit of the company’s subsidiaries” in Note 8 – “Operating profit” on page 170 of the GSK Annual Report 2020 is incorporated herein by reference.

16C(b)	Audit-Related Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Audit related and other assurance services” in Note 8 – “Operating profit” on page 170 of the GSK Annual Report 2020 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C(c)	Tax Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Taxation compliance” in Note 8 – “Operating profit” on page 170 of the GSK Annual Report 2020 is incorporated herein by reference.

16C(d)	All Other Fees

The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” in Note 8 – “Operating profit” on page 170 of the GSK Annual Report 2020 is incorporated herein by reference. All other services provided by the auditor primarily related to advisory services for the year-ended 31 December 2020.

16C(e)	The information set forth under the heading “Non-audit services” on page 101 of the GSK Annual Report 2020 is incorporated herein by reference.

16C(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

Comparison of New York Stock Exchange Corporate Governance Standards and GlaxoSmithKline plc’s corporate governance practice.

The application of the New York Stock Exchange’s (“NYSE”) corporate governance standards is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, GlaxoSmithKline plc (“GlaxoSmithKline” or the “Company”) must comply with the following NYSE standards:

1.	the Company must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

Director Independence (303A.01 of NYSE Manual)

1.	Listed companies must have a majority of independent directors (as defined in Exchange Act Rule 10A-3 under the Exchange Act).

GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Corporate Governance Code (the “UK Code”), the latest version of which was issued in July 2018.

The UK Code provides that the board of directors of GlaxoSmithKline (the “Board”) and its committees should have a combination of skills, experience and knowledge. Consideration should be given to the length of the service of the Board and membership should be regularly refreshed (Principle K). The Board should include an appropriate combination of Executive and Non-Executive Directors and, in particular, “independent” Non-Executive Directors (for the purpose of the UK Code) such that no one individual or small group of individuals can dominate the Board’s decision making. There should be a clear division of responsibilities between the leadership of the Board and the executive leadership of GlaxoSmithKline’s business (Principle G). At least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent (Provision 11). The roles of Chairman and Chief Executive should not be exercised by the same individual. If, exceptionally, this is proposed by the Board, major shareholders should be consulted ahead of appointment (Provision 9).

The current Chairman of the Board, Sir Jonathan Symonds, was considered independent on appointment (Provision 9).

The Board considers that Charles Bancroft, Vindi Banga, Dr Vivienne Cox, Lynn Elsenhans, Dr Laurie Glimcher, Dr Jesse Goodman, Judy Lewent, and Urs Rohner are independent for the purpose of the UK Code.

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

(g)   has served on the Board for more than nine years from the date of their first appointment.

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

GlaxoSmithKline complied with the UK Code requirement, and its Articles of Association, that all Directors should be subject to annual election or re-election by shareholders (Provision 18) at its Annual General Meeting in 2020 and intends to comply with this requirement at its 2021 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees, the Chairman and individual Directors (Principle L and Provision 21). Annual evaluation of the Board should consider the Board’s composition, diversity and how effectively members work together to achieve objectives. Individual evaluation should demonstrate whether each director continues to contribute effectively (Principle L). GlaxoSmithKline has complied with this requirement. In addition, the annual evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with GlaxoSmithKline and the external facilitator should be identified in the Annual Report (Provision 21). Internally facilitated evaluations were conducted in 2015, 2016 and 2018. GlaxoSmithKline conducted an externally facilitated evaluation in 2014, 2017, 2019 and 2020.

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

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (Provision 17). In practice, GlaxoSmithKline’s current Nominations & Corporate Governance Committee is comprised entirely of independent directors within the meaning of the UK Code. The Chairman of the Board should not chair the committee when it is dealing with the appointment of their successor (Provision 17).

GlaxoSmithKline’s Nominations & Corporate Governance Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GlaxoSmithKline’s website and explain the Nominations & Corporate Governance Committee’s role and the authority delegated to it by the Board (Guidance, para 63). The Nominations & Corporate Governance Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board), leads the process for the appointment of members to the Board and the Corporate Executive Team (the “CET”), and makes recommendations to the Board as appropriate. The Nominations & Corporate Governance Committee also monitors the planning of succession for the Board and Senior Management (Provision 17).

The terms and conditions of appointment of the Chairman and Non-Executive Directors are available for inspection (Guidance, para 96).

The UK Code requires that GlaxoSmithKline’s Annual Report describes the work of the Nominations Committee in discharging its duties, including the process it has used in relation to appointments, its approach to succession planning and how both support developing a diverse pipeline (Provision 23). Open advertising and/or an external search consultancy should generally be used for the appointment of a chairman or a non-executive director. If an external search consultancy is engaged it should be identified in the Annual Report and a statement should be made as to whether it has any other connection with GlaxoSmithKline or individual directors (Provision 20). This section should also include a description of how the board evaluation has been conducted, the Board’s policy on diversity and inclusion together with its objectives and linkage to GlaxoSmithKline’s strategy, how it has been implemented and progress on achieving the objectives, and the gender balance of those in the senior management and their direct reports (Provision 23). GlaxoSmithKline has complied with this requirement under the UK Code.

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees and individual Directors (Principle L).

The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board t on all corporate governance matters (Provision 16). Domestic requirements do not mandate GlaxoSmithKline to establish a distinct corporate governance committee.

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

GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Remuneration Committee comprising at least three independent Non-Executive Directors (Provision 32). In practice, GlaxoSmithKline’s current Remuneration Committee is comprised entirely of independent directors within the meaning of the UK Code.

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

The UK Code provides that the Remuneration Committee:

(a)   should take care to recognise and manage conflicts of interest when receiving views from Executive Directors or senior management, or consulting the Chief Executive about its proposals (Provision 35 & Guidance, para 129) and should have delegated responsibility for setting remuneration for all Executive Directors and the Chairman (Provision 33);

(b)   should carefully consider the pension consequences and associated costs of basic salary increases and any other changes in pensionable remuneration, or contribution rates, particularly for Directors close to retirement (Provision 38);

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

(c)   should ensure that compensation commitments in Directors’ terms of appointment do not reward poor performance (Provision 39). Remuneration schemes should promote long-term shareholdings by Executive Directors that support alignment with long-term shareholder interests. A formal policy should be developed for post-employment shareholding requirements encompassing both unvested and vested shares (Provision 36). Remuneration schemes and policies should enable the use of discretion to override formulaic outcomes and include provisions that would enable GlaxoSmithKline to recover and/or withhold sums or share awards specifying the circumstances in which it would be appropriate to do so (Provision 37); and

(d)   when determining Executive Director remuneration policy and practices, should address the following: (i) remuneration arrangements are transparent and promote effective engagement with shareholders and the workforce; (ii) the operation and rationale of remuneration structures are easy to understand; (iii)

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

(e)   conducting the tender process and making recommendations to the Board, regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor (Provision 25);

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

GlaxoSmithKline’s Audit & Risk Committee meets the requirements of Rule 10A-3 in that:

•  each member of the Audit & Risk Committee is deemed to be “independent” in accordance with the Exchange Act, and applicable NYSE and UK requirements;

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

The Board has determined that Judy Lewent and Charles Bancroft each have the appropriate qualifications and backgrounds to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Exchange Act.

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

continue in operation and meet its liabilities when falling due over the said period, drawing attention to any qualifications or assumptions as necessary (Provision 31).

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

•  in the case of the Board not accepting the Audit & Risk Committee’s recommendation on the external auditor appointment, reappointment or removal, a statement from the Audit & Risk Committee explaining its recommendation and the reasons why the Board has taken a different position (Provision 26); and

•  if the external auditor provides non-audit services, an explanation of how auditor objectivity and independence are safeguarded (Provision 26).

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (Provision 25), the Audit & Risk Committee monitors and reviews the effectiveness of GlaxoSmithKline’s internal audit function.

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)
8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. However, these exempt grants, plans and amendments may be made only with the approval of the listed company’s independent compensation committee or the approval of a majority of the listed company’s independent directors. Companies must also notify the Exchange in writing when they use one of these exemptions.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that GlaxoSmithKline must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4). Please see section 5(d) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline includes an explanation in its Annual Report of how it complies with the principles of the UK Code and a confirmation that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. GlaxoSmithKline will comply with these requirements in its 2020 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on GlaxoSmithKline’s website.

Foreign Private Issuer Disclosure (303A.11 of the NYSE Manual)

11.

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.

GlaxoSmithKline fulfils this requirement by including this disclosure in its Annual Report on Form 20-F.

12.	Certification Requirements (303A.12 of the NYSE Manual)

	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 154;

•	“Consolidated statement of comprehensive income” on page 154;

•	“Consolidated balance sheet” on page 155;

•	“Consolidated statement of changes in equity” on page 156;

•	“Consolidated cash flow statement” on page 157; and

•	“Notes to the financial statements” on pages 158 to 237

of the GSK Annual Report 2020 is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GlaxoSmithKline plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2020, and the related notes, included in Exhibit 15.2 on pages 154 to 237 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 12 March 2021, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Accounts impacted: Contingent consideration liabilities and Other operating expense

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

The Group completed the acquisition of the remaining 50% interest in the Shionogi-ViiV Healthcare joint venture in 2012. Upon completion, the Group recognised a contingent consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2020 the liability was valued at £5,359 million.

We identified the ViiV CCL as a critical audit matter because of the significant estimates and assumptions management makes related to the sales forecasts used in valuing the ViiV CCL and the sensitivity of the valuation to these inputs. The most significant of these relate to sales forecasts in the United States (US) on certain products in the treatment portfolio. Such forecasts are based on management’s assessment of the expected launch dates, the ability to shift market practice and prescriber behavior towards 2-drug regimens, and subsequent sales volumes and pricing. The forecasts also required significant audit effort to perform appropriate audit procedures to challenge and evaluate the reasonableness of those forecasts.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the sales forecasts:

•

Challenged management’s evidence through enquiries of key individuals from the senior leadership team, commercial strategy team and key personnel involved in the budgeting and forecasting process, and obtained objective evidence with respect to key inputs and assumptions;

•

Challenged the US volume assumptions made by management to estimate sales forecasts. This involved benchmarking market share data against external data, such as total prescription volumes and new patient prescription volumes, in order to assess for any sources of contradictory evidence;

•

Challenged the reasonableness of US pricing assumptions made by management, by comparing the forecasted Returns and Rebates rate by product against the current rate, and assessing the forecasted Returns and Rebates against comparable products and expected changes in payer policy;

•

Reviewed the results of clinical studies undertaken in the year by management and key competitors in order to assess whether these are corroborative or contradictory to management’s assumptions on the treatment product portfolio sales forecasts in the US;

•	Benchmarked management’s sales forecasts against those included in reports from 16 analysts and considered sales forecasts on both a total ViiV basis and an individual product basis; and

•

Tested the controls over the key inputs and assumptions used in the valuation of the contingent consideration liability, including management review controls over the sales forecasts of the treatment product portfolio used to value the ViiV CCL.

Valuation of US Returns and Rebates (RAR) accruals

Accounts impacted: Turnover and Trade and other payables

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

The level of estimation uncertainty is also impacted by significant shifts in channel mix often driven by changes in the competitive landscape, including competitor and generic product launches and other macroeconomic factors. As such, we focus on the utilisation assumptions for those products where we deem the level of estimation uncertainty to be the most significant.

Furthermore, the standards of the PCAOB presume that a significant fraud risk exists in revenue recognition. In line with this presumption, we also focus on the period-end adjustments management made to the RAR accruals. These adjustments reflected updates made by management to the initial assumptions included within the forecasted RAR rates and, in our view, present the greatest opportunity for fraud in revenue recognition (notwithstanding the existence of internal controls).

In the US Pharmaceuticals business in 2020 $17,343 million of RAR deductions were made to gross revenue of $31,744 million, resulting in net revenue of $14,401 million. The balance sheet accrual at 31 December 2020 for the combined US Pharmaceuticals and Vaccines businesses amounted to $6,394 million.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to management estimates in the RAR accruals:

•

Challenged management’s assumptions for a selection of utilisation rates, focusing on certain products where we concluded the accrual is most sensitive to these assumptions. Our challenge included comparison to historical utilisation rates, consideration of historical accuracy and drivers of market changes such as the impact of ongoing generic competition and the macroeconomic impacts from the COVID-19 pandemic;

•

Supplemented this with substantive analytical procedures by developing an independent expectation of the accrual balance for each of the key segments, based on historical claims received adjusted to reflect market changes in the period including an assessment of the time lag between the initial point of sale and the claim receipt. We then compared this independent expectation to those of management to evaluate the appropriateness of management’s ending accrual position;

•

Considered the historical accuracy of management’s estimates and evaluated whether management had appropriately updated their forecast assumptions in a selection of cases where the actual rebate claims differed to the amount accrued;

•	Challenged the appropriateness of, and completeness of, period-end adjustments to the liability made by management as part of the ongoing review of the estimated accrual; and

•	Tested the key controls over the estimation of RAR accruals including the controls associated with the forecasting of utilisation rates process and the month-end accrual review controls.

Valuation of other intangible assets

Accounts impacted: Other intangible assets, Cost of sales

Refer to Notes 20 and 40 to the financial statements

Critical Audit Matter Description

As at 31 December 2020, the Group held £28,771 million of other intangible assets (including licences, patents, trademarks and brand names, but excluding goodwill and computer software). The recoverable amount of these other intangible assets relies on certain assumptions and estimates of future trading performance which create estimation uncertainty.

The assets most at risk of material impairment were identified using sensitivity analysis on key assumptions and a review of potential triggering events that could be indicative of an impairment in the carrying value of associated assets. As a result of this analysis, we performed additional audit procedures on certain indefinite life Consumer Healthcare intangible assets acquired from Pfizer in 2019.

Key assumptions applied by management in determining the recoverable amount include the future sales growth rates and profit margin levels, as well as the likelihood of successful new product innovations. Changes in these assumptions could lead to an impairment of the carrying value of the other intangible assets.

We identified the valuation of other intangible assets as a critical audit matter due to the inherent judgements involved in estimating future cash flows. During the year there was increased uncertainty brought about by the COVID-19 pandemic and associated lockdowns. Auditing such estimates required extensive audit effort to challenge and evaluate the reasonableness of forecasts.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the future sales growth, likelihood of successful new product innovations and profit margin levels used in the assessment of other intangible assets for impairment:

•

Met with the key individuals from the senior leadership team, product category leads and key personnel involved in the forecasting process to discuss and evaluate management’s evidence to support future sales growth rates and profitability assumptions;

•

Challenged the business assumptions applied by management in estimating sales forecasts, including the macroeconomic impacts resulting from the ongoing COVID-19 pandemic. This involved benchmarking of sales forecasts and product compound annual growth rates to external data for the specific market segments;

•	Reviewed independent market research to corroborate expected category growth rates and assessed any sources of contradictory evidence;

•	Compared the forecast sales to the plan data (asset by asset internal forecasts) approved by senior management and the Board of directors;

•	Assessed the historical accuracy of management’s forecasts including consumption data and estimates of new sales from innovation;

•

Considered whether events or transactions that occurred after the balance sheet date but before the reporting date affect the conclusions reached on the carrying values of the assets and associated disclosures; and

•	Tested management review controls over the key inputs and assumptions used in the valuation of other intangible assets, including controls over review of the revenue growth rates and profit margins.

Valuation of uncertain tax positions, including transfer pricing

Accounts impacted: Corporation tax payable, Deferred tax liabilities and Taxation charge

Refer to Notes 3 and 14 to the financial statements

Critical Audit Matter Description

The Group operates in numerous jurisdictions and there are open tax and transfer pricing matters and exposures with UK, US and overseas tax authorities that give rise to uncertain tax positions. There is a range of possible outcomes for provisions and contingencies and management are required to make certain judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required over multiple tax laws and regulations.

At 31 December 2020, the Group has recorded provisions of £856 million in respect of uncertain tax positions.

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

/s/ Deloitte LLP

London, United Kingdom

12 March 2021

The first accounting period we audited was 31 December 2018

Item 19	Exhibits

1.1	Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-232726) filed with the Commission on July 19, 2019.

2.2	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March 29, 2017 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019 .

4.4	UK Service Agreement between GlaxoSmithKline LLC and Hal V. Barron dated December 16, 2017 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020.

4.5	UK Service Agreement between GlaxoSmithKline Services Unlimited and Iain Mackay dated 18 September 2018 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.

4.6	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of December 19, 2018 is incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.8	Amendment Agreement dated July 31, 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of July 31, 2019 is incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020.

4.9	Shareholders’ Agreement among GlaxoSmithKline Consumer Healthcare Holdings Limited, Pfizer Inc., PF Consumer Healthcare Holdings LLC, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited dated as of July 31, 2019 is incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth under “Group Companies” on pages 287 to 298 of the GSK Annual Report 2020 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Iain Mackay.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

15.2*	GSK Annual Report 2020.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2020 is not deemed to be filed as part of this Form 20-F.

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

GlaxoSmithKline plc

March 12, 2021	By:	/s/ Iain Mackay
Iain Mackay
Chief Financial Officer