Form 20-F
period 2021-12-31
GLAXOSMITHKLINE PLC
filed 2022-03-08
CIK 1131399

As filed with the Securities and Exchange Commission on

March
8
, 2022
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year

ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
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

Ordinary Shares of Par value 25 pence each	5,387,015,059
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
of the Exchange Act:
Large accelerated filer  ☒                Accelerated
filer  ☐                Non-accelerated
filer  ☐                Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

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
of the Exchange Act).
☐  Yes    ☒
No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GlaxoSmithKline plc’s Form 20- F for the year ended December 31, 2021 as set out below is being incorporated by reference from the “GSK Annual Report 2021” included as exhibit 15.2 to this Form 20-F dated and submitted on March 8, 2022 (the “GSK Annual Report 2021”).
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
In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements” on the inside back cover, “Directors’ Report” on page 117 , “Directors’ statement of responsibilities” on pages 154 to 155, “Share capital and control” on pages 288 to 289, “Financial calendar 2022”, “Results announcements”, “Financial reports” and “Annual General Meeting 2022” on page 291, “Registrar” on page 294, “ADS Depositary”, “Donating shares to Save the Children”, “Contacts” and “Share scam alert” on page 295, “Section 13(r) of the Securities Exchange Act” on page 297 and “Glossary of terms” on page 311 in each case of the GSK Annual Report 2021 is incorporated by reference.
Notice regarding limitations on Director Liability under English Law
Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2021 incorporated by reference herein, namely “Directors’ Report” (for which see page 117 thereof), the “Strategic Report” (pages 1 to 81 thereof, portions of which are incorporated by reference as described below) and the report on “Remuneration” (pages 119 to 152 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2021 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.
Portions of the GSK Annual Report 2021 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2021 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any references to the website as an inactive textual reference only.
Recent Developments
GSK is monitoring the effects of Russia’s invasion of Ukraine. While the broader economic consequences of the invasion are currently difficult to predict, geopolitical instability, the imposition of sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia in response to such measures could adversely affect the global geopolitical and economic environment, which could in turn adversely impact GSK’s business.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

3.A	[Reserved]

3.B	Capitalization and indebtedness
Not applicable.

3.C	Reasons for the offer and use of proceeds
Not applicable.

3.D	Risk Factors
Principal risks and uncertainties
We outline below the principal risks and uncertainties relevant to GSK’s business, financial condition and operations that may affect our performance and ability to achieve our objectives. These are the risks that we believe could cause our actual results to differ materially from expected and historical results.
Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business.
We must comply with a broad range of laws and regulations which apply to the research and development, manufacturing, testing, approval, distribution, sales, and marketing of pharmaceutical, vaccine and consumer healthcare products. These affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.
As rules and regulations change, government interpretation evolves, and our business activities develop, the nature of a particular risk may also alter. Changes to regulatory regimes may be substantial. Any alteration in, and failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.
Similarly, our global business exposes us to litigation and government investigations, including product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, and the related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could also materially and adversely affect our financial results.
More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 46, ‘Legal proceedings’ on pages 248 to 250 of the GSK Annual Report 2021, which is incorporated by reference herein.
Patient safety
Risk definition
Potential failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.
Risk impact
GSK has zero tolerance for an unfavourable benefit-to-risk ratio for patients who use our products. We collect, review, follow up and report human safety information from all potential sources, and use this to conduct robust and timely safety signal detection and take all appropriate measures to safeguard patients and consumers. If we do not effectively manage risks to our patient safety activities, the most serious repercussion could be harm to patients. If we are not compliant with all pharmacovigilance (or ‘drug safety’) regulations globally, consequences could include inspection findings, regulatory scrutiny, civil or criminal sanctions and either temporary or permanent loss of product marketing authorisation. Ineffective management of patient safety risks could also lead to reputational damage, loss of trust by patients and healthcare providers, product-related litigation, and loss of shareholder confidence.
Context
We are fully accountable for safeguarding patients, and our licence to operate depends on our compliance with increasingly complex and variable global regulatory requirements. These include not only pharmacovigilance regulations, but also stringent privacy protections and information security considerations. Our compliance depends on employees and third parties acting on our behalf managing human safety information in accordance with our internal processes.
We balance routine pharmacovigilance activities against a variety of business change initiatives. While supporting our current product portfolio, we are optimising how we perform pharmacovigilance so we are prepared to deliver our future strategy, including an increased focus on oncology, vaccines and specialty medicines and the successful separation of the Consumer Healthcare business in 2022.
We collect information on the safety and efficacy of our products in humans during clinical development and gain more comprehensive information on real-world use once our products are on the market. In addition to our own safety surveillance activities, external parties analyse publicly-available clinical trial results or other data, while new external initiatives use real-world evidence from sources which are not accessible to GSK, but may be used by regulatory agencies to supplement and validate the evidence we use to support the safety and efficacy of our products.
Extensive news and social media coverage of the safety and efficacy of COVID vaccines and therapies has increased the public’s recognition of the importance of pharmacovigilance in the drug development process and in the product marketing phase, but a rise in misinformation has also led to distrust and vaccine hesitancy. This environment could undermine regulatory, governmental, and public trust in medicines for treating COVID-19, which could negatively influence healthcare decisions for other diseases, leading to reputational damage or product liability lawsuits.
Product quality
Risk definition
Failure by GSK, its contractors or suppliers to ensure:

•	Appropriate controls and governance of quality in product development;

•	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities;

•	Compliance with the terms of GSK product licences and supporting regulatory activities.

Risk impact
A failure to ensure product quality could have far-reaching implications for patient and consumer safety, cause product launch delays, drug shortages or product recalls, and have regulatory, legal, and financial consequences. These could materially and adversely affect GSK’s reputation and financial results.
Context
The external environment for product quality remains challenging, affected by misinformation fuelling vaccine hesitancy, and increased cyber-attacks and data breaches across the industry. Cyber-attacks remain a key risk to the integrity of product quality data and its audit trail.
We are prepared to meet the 2021 European Medicines Agency (EMA) requirements for licensing of Medical Devices and continue to prepare for the in Vitro Diagnostic Medical Device Regulation which becomes effective May 2022. We continue to plan for the implementation of the New Annex 1 guidance for the manufacture of Sterile Medicinal products in the first half of 2022.
We are increasingly using new technology to enhance the manufacture and testing of our products. For example, we use new electronic documentation systems and advanced laboratory information management tools.
Significant changes are taking place in GSK as we implement our new strategy and structure. Our quality organisations assess these changes to make sure our quality procedures and governance can facilitate the strategy, while also ensuring that no unintended consequences increase our product quality risk. The industry is experiencing an increased regulatory on-site inspection presence - resumed since the onset of the pandemic and we are taking steps to ensure our inspection readiness.
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
Context
We are required by the laws of various jurisdictions to publicly disclose our financial results and events that could materially affect the Group’s financial results. Regulators routinely review the financial statements of listed companies for compliance with new, revised, or existing accounting and regulatory requirements. We believe that we comply with the appropriate regulatory requirements concerning our financial statements and the disclosure of material information, including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this could lead to restatements of previously reported results and significant penalties.
Our Treasury group deals daily in high value transactions, mostly foreign exchange, and cash management transactions. These transactions involve market volatility and counterparty risk.
The Group’s effective tax rate reflects the locations of our activities and the value they generate, which determine the jurisdictions in which profits arise and the applicable tax rates. These may be higher or lower than the UK statutory rate and may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could affect GSK’s tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation, with profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law. The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities.
We expect there to be a continued focus on tax reform, driven by initiatives by the OECD and the EC to address the tax challenges arising from digitalisation of the economy. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders.

Anti-bribery and corruption (ABAC)
Risk definition
The bribery and corruption risk is the failure of GSK employees, consultants and third parties to comply with our Anti-bribery & corruption (ABAC) principles and standards, as well as with all applicable legislation.
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
Context
The overall environment for ABAC continues to be challenging. Countries are holding individuals, as well as corporations, accountable by increasing the employer duty of care. Divergence of legislation, increasing political protectionism, social inequality and pricing pressures are making compliance harder. Society is holding corporations to ever higher standards, with technology providing a rapid and anonymous avenue for dissemination of previously confidential information and even for damaging false reports.
Enforcement actions and penalties continued across the globe with the focus on use of third-party intermediaries. Proposed EU legislation would require businesses to conduct due diligence on potential human rights and related environmental impacts of their operations and supply chains, imposing a legal standard of care. In addition, the ongoing impact of COVID-19 could increase the risk of bribery and corruption.
Supportive aspects of the external environment include an increase in transparency and collaboration among enforcement authorities with the aim of reducing bribery and corruption globally. Advances in technology and the use of data analytics are also providing better platforms to streamline processes and detect potential issues.
Commercial practices
Risk definition
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/ organisations and patients; legitimate and transparent transfers of value; and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.
Risk impact
Failure to engage in activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; with appropriate interactions with healthcare professionals (HCPs), organisations and patients; with legitimate and transparent transfers of value; and with pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and business tendering, could, materially and adversely affect our ability to deliver our strategy and long-term priorities. Additionally, it may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Any practices that are found to be misaligned with our values and expectations could also result in reputational harm and dilute trust established with external stakeholders.
Context
We operate in a highly regulated and extremely competitive biopharma and consumer industry, amongst peers who make significant product innovations and technical advances and intensify price competition. Additional external factors impacting our business operations include the ongoing COVID-19 global pandemic, access limitations to our customers, macroeconomic inflationary dynamics, and pricing pressure across markets.
To achieve our strategic objectives, we must continue to develop commercially viable new products and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and payers. Financially, new products/indications carry with them an uncertainty with regards to future success. Product development is costly, timely, and uncertain, and carries with it the potential for failure at any stage. Even upon successful product development, we still face challenges in how we launch and how our competitors’ products or pricing strategies could render our assets less competitive. Supporting our efforts on product innovation is a continued focus on creating an omnichannel way of engagement, with a continued focus on our patient.
Once we have an approved medicine or vaccine, it is our obligation to provide important information to the healthcare community in various ways, always in a responsible, legal, and ethical manner. Appropriate product promotion ensures HCPs have access to the information they need, that patients and consumers have the facts about the medicines and vaccines they require, and prescribed, recommended, or used in a manner that provides healthcare benefit.
We are committed to the ethical and responsible commercialisation of our products in support of our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer.

Non-promotional engagement
Risk definition
Failure to engage in non-promotional activities that are consistent with local laws, regulations and guidance, Industry Codes, internal GSK policies, standards and other controls, and GSK values, including i) communications to HCP/OHS or non-HCPs relating to our medicines and/or associated disease areas; ii) appropriate conduct of non-promotional interactions; and iii) legitimacy and transparency of non-promotional interactions.
Risk impact
Without controls in place, the risk could result in real, perceived, or disguised promotion including off-label and prior-authorisation promotion, and real or perceived provision of medical advice. This in turn could lead to criminal investigations and penalties, civil litigation, or competitor complaints. At the same time, if we do not engage fully and appropriately, this could result in patient harm, failure to advance science and innovation, reputational damage, and financial loss. Such consequences may reduce the trust of the public, patients, healthcare professionals, payers, regulators, and governments.
Context
Non-promotional engagements are diverse activities directed at healthcare professionals, as well as patients, payers, and external stakeholders. Such engagements are conducted to improve patient care through the exchange or provision of knowledge on the use of our products and related diseases. Non-promotional engagement with external stakeholder groups is vital to GSK, as a research-based healthcare company, and necessary for scientific and medical advances. We expect our non-promotional activities to be scientifically sound and accurate, conducted ethically and transparently, and compliant with applicable codes, laws, and regulations. However, non- promotional engagements are largely unregulated. Therefore, measured risk-taking, rooted in sound values, and principles- based decision-making, training, communication, and monitoring of such activities are key to managing the risk and enabling full and appropriate engagement.
Privacy
Risk definition
The failure to collect, secure, use, share and destroy Personal Information (PI) in accordance with data privacy laws can lead to harm to individuals (e.g. financial, stress, prejudice) and GSK (e.g. fines, operational, financial and reputational).
Risk impact
Non-compliance with data privacy laws globally could lead to harm to individuals and GSK. It could also damage trust between GSK and individuals, communities, business partners and government authorities. Many countries have increased the enforcement powers of their data protection authorities by allowing them to impose significant fines, impact cross-border data flows, or temporarily ban data processing. Many new country laws also give individuals the right to bring collective legal actions against companies like GSK for failure to follow data privacy laws.
Context
Data privacy legislation is diverse with limited harmonisation or simplification. It is challenging for multinationals to standardise their approach to compliance with data privacy laws. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of personal information is growing, over and above compliance with data privacy laws, due to an increase in the volume of data processed and advances in technology.
Workforce protection and effective privacy controls for research during the COVID-19 pandemic create unique challenges.
Additionally, new data privacy laws, such as the Personal Information Protection Law (PIPL) in China, and court decisions - like the Court of Justice of the European Union ruling for Schrems II – are invalidating established international data transfer mechanisms that international companies had relied on. The increasing trend for data sovereignty affects our ability to drive medical innovation and to effectively operate internationally.
Research practices
Risk definition
Research Practices risk is the failure to adequately conduct ethical and sound pre-clinical and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks: Data Governance, Laboratory Research, and Human Subject Research.
Risk impact
The potential impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the GSK by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply our products, and regulatory action such as fines, penalties, or loss of product authorisation. Poor data integrity and governance could compromise GSK’s R&D efforts and negatively impact our reputation. Any of these could materially and adversely affect our financial results and damage the trust of patients and customers.
Context
Research involving animals can raise ethical concerns. In many cases, however, research in animals is the only way to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research, development, and testing, while complying with regulatory requirements and reducing the impact on the animals used.

Human subject research is critical to assessing and demonstrating the safety and efficacy of our investigational products or further evaluate our products once they have been approved. This research includes clinical trials in healthy volunteers and patients and follows regulations and high ethical, medical, and scientific standards. We disclose the results of this research externally regardless of whether they reflect positively or negatively on our products, so that the scientific community can learn from the outcomes of our research.
We also work with human biological samples which are fundamental to the discovery, development, and safety monitoring of our products. We are committed to managing human biological samples in accordance with relevant laws, regulations, and ethical principles, and in a manner that respects the interests of sample donors.
Data is pivotal to our R&D strategy and we are maximising the use of data to serve patients. Governing our data in accordance with relevant laws, regulations, contractual obligations, expectations, and our culture across privacy, information security, and data integrity is essential.
We use a wide variety of biological materials in the discovery, research, and development of our assets. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in research and development.
We support the principles of access to, and benefit-sharing of, genetic resources as outlined in the CBD and the Nagoya Protocol. We also recognise the importance of appropriate, effective, and proportionate implementation measures at national and regional levels.
Environment, health and safety
Risk definition
Failure in management of:

•	execution of hazardous activities;

•	GSK’s physical assets and infrastructure;

•	handling and processing of hazardous chemicals and biological agents;

•	control of releases of substances harmful to the environment in both the short and long-term;
leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities and harm the local environments in which we operate.
Risk impact
Failure to manage EHS risks could lead to significant harm to people, the environment and the communities in which we operate; fines; inability to meet stakeholder expectations and regulatory requirements; litigation or regulatory action; and damage to the company’s reputation, which could materially and adversely affect our financial results.
Context
GSK is subject to the health, safety, and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate.
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
Risk impact
We recognise that the way we respond to climate change and manage environmental risks affects our ability to supply products to patients and consumers and could lead to harm to the environment and our reputation. Failure to meet fast-evolving regulatory requirements and stakeholder expectations could result in litigation or regulatory actions, which may have a material adverse impact on our financial results and longer term loss of trust, undermining the credibility of the company.
Context
It is increasingly understood that the interconnected effects of climate change, nature loss, and society’s impact on both are influencing human health. Internal and external expectations for companies to address their impact on the environment are increasing, as are the effects of climate change on operational resilience, in regard to access to energy, water and the natural resources used in products, along with potential cost increases from any regulatory changes or environmental taxes.

Information security
Risk definition
Risk in Information Security at GSK is characterised as the unauthorised disclosure, theft, unavailability or corruption of GSK’s Information or key information systems that may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Risk impact
Failure to adequately protect our information, or key information systems, may cause harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Context
The overall information security environment is challenging, because of the difficulty of keeping pace with increasingly sophisticated cyber threats. This is due to many factors including, the complexity of large regulated organisations; the well-resourced nature of hacking activities; and the increasing demands for accountability of data handled by companies. Additionally, the GSK separation is a period of significant change which increases our risk and requires additional vigilance. We continue to reassess our reliance on interconnectivity with third party contractors, partners, and suppliers.
The COVID-19 pandemic continues as another significant external factor affecting how we manage information security at GSK. COVID-19-related threats include an increase in ransomware attacks against the healthcare sector, as hackers continue to use the opportunity to disrupt critical healthcare operations and, in some cases, seize healthcare research related to COVID-19 vaccines and treatments.
We operate a highly connected information network which holds confidential research and development, manufacturing, commercial, workforce and financial data. This means that our systems and information have been and will continue to be the target of cyberattacks. We continue to consolidate information systems to reduce attack points and enable more focused controls. GSK’s strategic approach to digital analytics will further increase our dependency on digital assets and distributed data. Our continued analysis and assessment of our critical data assets and the threats to those assets will require a continuous re-evaluation of emerging risks to GSK. Mitigating actions identified in these areas include the secure deployment and operation of our resources in high-risk markets, the risk posed by GSK having data in the Cloud, and the potential for complexity resulting from agile business-led IT development across the enterprise.
Supply continuity
Risk definition
Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.
Risk impact
We recognise how important the continuity of supply of our products is to the patients and consumers who rely on them.
Supply disruption can lead to:

•	Product shortages and product recalls

•	Regulatory intervention

•	Reputational harm

•	Lost sales revenue
Consequently, we need sophisticated end-to-end supply chain management with robust crisis management and business continuity plans in place to respond.
Context
We run our supply chains in a continually evolving, highly regulated environment. There is no single set of global regulations which governs the manufacture and distribution of medicines and we must adhere to the requirements in all those markets in which we licence, sell, or manufacture our products. We rely upon our internal Quality Management System and our internal Control Framework to ensure we continue to preserve our licence to operate.
Our complex end-to-end supply chains often involve third party suppliers, from Active Pharmaceutical Ingredient (API) manufacturers and raw material suppliers through to Third Party Logistics Providers and contract engineering firms. We embed integrated risk management into our sourcing and day to day business processes, alongside our Third-Party Oversight programme.
COVID-19 is an exemplar of events in the external environment which result in unforeseen, significant supply challenges, including staffing shortages for essential manufacturing operations, critical raw materials supply pressures (e.g. glass vials, plastic tubing) and interruptions in distribution.
Cybersecurity remains a significant threat to our supply chain operations. The global cyber threat has increased during the global pandemic and we remain hyper-vigilant to data security breaches and Operational Technology risks.

Transformation and separation
Risk definition
Failure to deliver the plan for successful transformation and separation of GSK into two new, leading companies: one BioPharma and one Consumer Healthcare.
Risk impact
The failure to manage the macro level risk due to COVID-19 and a highly competitive labour market, in relation to the delivery of the separation plan, could materially and adversely affect our ability to deliver GSK’s strategy and long-term priorities.
Context
In February 2020, GSK announced a new ‘Future Ready’ programme to prepare for its separation into two companies: new GSK, a pharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies; and a new leader in consumer healthcare. As GSK increases investment in R&D and new product launches, the two-year separation programme aims to drive a common approach to innovation with improved capital allocation; to align and improve the capabilities and efficiencies of global support functions to support new GSK; to further optimise the supply chain and portfolio, including divesting non-core assets; and to prepare Consumer Healthcare to operate as a standalone company. Once complete, the outlook of both companies will have been fundamentally strengthened, making them more efficient, modern, and automated, with skills and capabilities that will serve them into the future.
Risks associated with COVID-19
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed. In 2021, as anticipated, the pandemic impacted Group performance primarily in demand for vaccines and reflected the prioritisation of COVID-19 vaccination programmes by governments, including social distancing rules resulting from COVID-19 that affected customers’ ability and willingness to access vaccination services across all regions.
This continues to be a dynamic situation, with the future severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.
Risks relating to the demerger and separation
Completion of the demerger and separation of the Consumer Healthcare business is subject to conditions which may not be satisfied or waived
The demerger and separation of the Consumer Healthcare business to form Haleon are subject to a number of conditions, including the approval of a demerger resolution by GSK shareholders at a general meeting and the approval of a demerger dividend by the GSK Board. There can be no assurance that any or all of these conditions will be satisfied or, where relevant, waived. If any condition is not satisfied or waived, the demerger and separation will not complete.
Failure to complete the demerger and separation would result in the potential benefits of the demerger and separation not being realised and may have an adverse effect on the reputation of the Group and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the demerger and separation is due to factors outside the control of the Group.
In addition, if completion of the demerger and separation does not occur, the Consumer Healthcare business will remain part of the Group, which may: (i) result in a delay in the execution of the strategic objectives of the Group and the Consumer Healthcare business; (ii) have a disruptive effect on management and employees of the Group and/or the Consumer Healthcare business; or (iii) prevent the anticipated benefits and opportunities that GSK’s management believes will result from the demerger and separation from being realised. There are also costs associated with the implementation of the demerger and separation which will still be payable if the demerger and separation does not proceed.
The aggregate consequences of a failure to complete the demerger and separation could have a material impact on the business, financial condition, results of operations and/or prospects of the Group.
The Group post-demerger may fail to realise any or all of the anticipated benefits of the demerger and separation, and could fail to meet the challenges involved in operating as a standalone business
The realisation of the anticipated benefits of the demerger and separation is subject to a number of factors, including many which are outside the control of the post-demerger Group. There can be no guarantee that the anticipated benefits of the demerger and separation will be realised in full or in part, or as to the timing of when any such benefits may be realised. In addition, even if the anticipated benefits of the demerger and separation are realised, the market price of the GSK shares may not reflect such benefits.
The post-demerger Group will face a number of challenges relating to the implementation of the demerger and separation and operating as a standalone business. There may be adverse financial, operational, regulatory, consumer, patient and reputational implications if the Group fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of the Group following the demerger and, consequently, its financial condition, results of operations and/or prospects.

Following the demerger and separation, the post-demerger Group will form a smaller and less diversified group
Following the demerger and separation, GSK will no longer own the companies and assets that comprise the Consumer Healthcare business. Accordingly, GSK’s business will be smaller and less diversified than it is currently. As a result of the reduction in GSK’s size, should any part of its business underperform, this may have a greater adverse impact on the Group following the demerger and separation than would have been the case prior to the demerger and separation.
Moreover, GSK may be more susceptible to adverse developments in the remaining business and markets in which it operates. In particular, the post-demerger Group will have greater relative exposure to the global pharmaceuticals and vaccines markets and the risks associated with such markets and will no longer benefit from exposure to the consumer healthcare market.
For example, compared to the consumer healthcare business, the post-demerger Group’s businesses in global vaccines, specialty medicines and general medicines are more reliant on the complex, risky and lengthy process of R&D, the success of which is in part dependant on factors beyond the Group’s control and subject to additional risks. These include disappointing results in preclinical trials for drug candidates, negative study results, clinical trials for drug candidates failing to meet trial endpoints, the need for additional studies, limitations on product scope (e.g., regional limitations, application limitations), failure to obtain adequate patent protection, competitors bringing a product to market first and regulatory approval for a product not being granted for intended use. In addition, the post-demerger Group’s business will have greater exposure to the consequences of expiry or loss of patents covering its products, including increased competition and pricing pressure.
Immediately upon completion of the demerger and separation, the post-demerger Group will continue to hold Haleon shares but cease to have any control
Following the demerger and separation, the post-demerger Group will retain up to 20% of its holding in Haleon, which it intends to monetise in a disciplined manner to strengthen the post-demerger Group’s balance sheet further. The post-demerger Group will not have the ability to control Haleon’s strategic, financial and operational decisions. Haleon may conduct its business in a manner that differs from the manner in which the post-demerger Group might have conducted the business had it retained control, may fail to develop its business or may fail to meet the expectations of investors. Haleon may also be subject to adverse publicity, increased regulatory scrutiny, or investigations by regulators or law enforcement agencies. The success of the Haleon’s business and its financial condition rely on various factors, including, among others, its ability to develop and commercialise new products effectively, negative impacts on Haleon or its brands’ reputation, its ability to compete successfully with its competitors in a highly competitive market, and changes in the regulation and perception of the ingredients it uses in its products. These factors could have an adverse effect on the reputation of Haleon which, in turn, could have an adverse effect on the reputation of the post-demerger Group. It could also have an adverse impact on the market price of Haleon shares, which may have an adverse effect on the value of the post-demerger Group’s retained investment in Haleon and the proceeds from selling this investment or any portion of it.
The post-demerger Group’s retained investment in Haleon may fall in value as a result of any decrease in the market price of Haleon shares. The price at which the post-demerger Group’s holding of Haleon shares may be quoted will be influenced by a range of factors.

Item 4.	Information on the Company

4.A	History and development of the company
The information set forth under the heading:

•	“About GSK” on the inside back cover;

•	“Head Office and Registered Office” on the outside back cover; and

•	“Note 40 – Acquisitions and disposals” on pages 221 to 225
of the GSK Annual Report 2021 is incorporated herein by reference.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. GSK’s Internet address is gsk.com.

4.B	Business overview

•	See Item 3.D “Risk factors” above.
In addition, the information set forth under the headings:

•	“Our business model” on page 1 (excluding the last sentence of the third paragraph under “Delivering strategic transformation by prioritising Innovation, Performance and Trust”);

•	“Chair’s statement” on pages 3 and 4;

•
“CEO’s statement” on pages 5 and 6 (excluding (i) the first sentence of the first paragraph and the last sentence of the second paragraph under “2021 performance provides momentum” and (ii) the third paragraph under “New purpose and new ambition”, in each case, on page 5);

•	“Our long-term priorities” on page 10 (excluding the first bulleted paragraph under “2022 priority objectives” under “Performance”);

•	“Our culture” on page 11;

•	“Our external environment” on pages 13 to 16 (excluding the third sentence of the paragraph under “Our position” on page 13);

•	“Stakeholder engagement” on pages 44 and 45 (excluding the second sentence of the first paragraph on page 44);

•	“Innovation” on pages 17 to 28;

•	“Performance” on pages 29 to 33;

•	“Trust” on pages 34 to 40 (excluding the heading and the paragraph under the heading “Our approach to reporting” on page 34);

•	“Consumer Healthcare” on pages 41 to 43; excluding:

•
the seventh bulleted paragraph in the box on page 41 under “Our future standalone Consumer Healthcare business, Haleon, which is on track to separate from GSK in mid-2022, will be a new world leader focused on consumer healthcare”; and

•	the second sentence of the first paragraph under “2021 performance” on page 42;

•	“Note 6 – Turnover and segment information” on pages 180 to 183;

•	“Note 40 – Acquisitions and disposals” on pages 221 to 225;

•	“Pharmaceutical products, competition and intellectual property” on pages 272 to 273;

•	“Vaccines products, competition and intellectual property” on page 273; and

•	“Consumer Healthcare products and competition” on page 274
of the GSK Annual Report 2021 is incorporated herein by reference.

4.C	Organizational structure
The information set forth under the headings:

•	“Note 45 – Principal Group companies” on page 247; and

•	“Group companies” on pages 299 to 310
of the GSK Annual Report 2021 is incorporated herein by reference.

4.D	Property, plant and equipment
The information set forth under the heading “Property, plant and equipment” under “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.
The information set forth under the headings:

•	“PP&E, intangible asset and goodwill impairment by segment” and “PP&E and intangible asset impairment reversals by segment” within “Note 6 – Turnover and segment information” on page 182; and

•	“Note 17 – Property, plant and equipment” on pages 193 to 194 of the GSK Annual Report 2021 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results
The information set forth under the headings:

•	“Regulatory environment” on page 15;

•	“Climate-related financial disclosure” within Risk management on pages 49 to 52; and

•	“Five year record” on pages 263 to 265 (excluding the heading and the information under the heading “Financial results – Adjusted” on page 264)
of the GSK Annual Report 2021 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References to the reconciliations on page 70 and pages 266 to 268 of the GSK Annual Report 2021 should be read to refer to the information in these tables.
Adjusted results reconciliation – 31 December 2021

Divestments,
Intangible	Intangible	significant
Total	asset	asset	Major	Transaction	legal and	Separation	Adjusted
results	amortisation	impairment	restructuring	-related	other items	costs	results
£m	£m	£m	£m	£m	£m	£m	£m
Gross profit	22,511	701	(33)	154	28	27	23,388
Operating profit	6,201	802	322	626	1,159	(618)	314	8,806
Profit before taxation	5,442	802	322	628	1,159	(581)	314	8,086
Profit after taxation	5,096	643	241	514	963	(1,051)	265	6,671
Profit attributable to shareholders	4,385	643	241	514	668	(1,051)	265	5,665
Earnings per share	87.6	p	12.9	p	4.8	p	10.3	p	13.3	p	(21.0	)p	5.3	p	113.2	p
Weighted average number of shares (millions)	5,003	5,003
The following adjustments are made in arriving at Adjusted gross profit

Cost of sales	(11,603)	701	(33)	154	28	27	(10,726)
The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(10,975)	426	25	17	282	(10,225)
Research and development	(5,278)	101	355	46	(4,776)
Other operating (expense)/income	(476)	1,106	(662)	32	—
The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(756)	2	1	(753)
Loss on disposal of interest in associates	(36)	36	—

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(346)	(159)	(81)	(114)	(196)	(470)	(49)	(1,415)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	711	295	1,006

Adjusted results reconciliation – 31 December 2020

											Divestments,
			Intangible		Intangible						significant
	Total		asset		asset		Major		Transaction		legal and		Separation		Adjusted
	results		amortisation		impairment		restructuring		-related		other items		costs		results
	£m		£m		£m		£m		£m		£m		£m		£m
Gross profit	22,395		699		31		667		116						23,908
Operating profit	7,783		775		263		1,532		1,308		(2,823)		68		8,906
Profit before taxation	6,968		775		263		1,534		1,308		(2,821)		68		8,095
Profit after taxation	6,388		625		216		1,242		1,079		(2,804)		54		6,800
Profit attributable to shareholders	5,749		625		216		1,242		687		(2,804)		54		5,769
Earnings per share	115.5	p	12.6	p	4.4	p	25.0	p	13.8	p	(56.5	)p	1.1	p	115.9p
Weighted average number of shares (millions)	4,976														4,976

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(11,704)		699		31		667		116						(10,191)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(11,456)		1		18		659		(23)		16		68		(10,717)
Research and development	(5,098)		75		214		206								(4,603)
Other operating (expense)/income	1,624								1,215		(2,839)				—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(848)						2				2				(844)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(580)		(150)		(47)		(292)		(229)		17		(14)		(1,295)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	639								392						1,031

Adjusted results reconciliation – 31 December 2019
											Divestments,
			Intangible		Intangible						significant
	Total		asset		asset		Major		Transaction		legal and		Adjusted
	results		amortisation		impairment		restructuring		-related		other items		results
	£m		£m		£m		£m		£m		£m		£m
Gross profit	21,891		713		30		658		383				23,675
Operating profit	6,961		777		83		1,105		345		(299)		8,972
Profit before taxation	6,221		777		83		1,110		345		(300)		8,236
Profit after taxation	5,268		621		66		902		221		(160)		6,918
Profit attributable to shareholders	4,645		621		66		902		57		(160)		6,131
Earnings per share	93.9	p	12.6	p	1.3	p	18.2	p	1.2	p	(3.3	)p	123.9p
Weighted average number of shares (millions)	4,947												4,947

The following adjustments are made in arriving at Adjusted gross profit
Cost of sales	(11,863)		713		30		658		383				(10,079)

The following adjustments are made in arriving at Adjusted operating profit
Selling, general and administration	(11,402)		4				332		104		247		(10,715)
Research and development	(4,568)		64		49		114				2		(4,339)
Other operating (expense)/income	689						1		(142)		(548)		—

The following adjustments are made in arriving at Adjusted profit before tax
Net finance costs	(814)						5		(1)				(810)

The following adjustments are made in arriving at Adjusted profit after tax
Taxation	(953)		(156)		(17)		(208)		(124)		140		(1,318)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests	623								164				787

Group financial review
Reporting framework
Total and Adjusted results
The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.
Total results
Total reported results represent the Group’s overall performance.
GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on pages 16 and 17 below.
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

•
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

•	transaction-related accounting or other adjustments related to significant acquisitions

•
proceeds and costs of disposals of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023)

•	separation costs include costs to establish Consumer Healthcare as an independent business, as well as admission listing and demerger costs
Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.
As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as amortisation of intangible assets except for computer software and capitalised development costs, significant legal, major restructuring and transaction items), they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.
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
Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2021 and 2020 are set out above.
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

Historical record of Adjusting items
The reconciliations between Total and Adjusted operating profit can be summarised as follows:

	2021 £m	2020 £m	2019 £m
Total operating profit	6,201	7,783	6,961
Intangible asset amortisation	802	775	777
Intangible asset impairment	322	263	83
Major restructuring	626	1,532	1,105
Transaction-related items	1,159	1,308	345
Divestments, significant legal and other items	(618)	(2,823)	(299)
Separation costs	314	68	—

Adjusted operating profit	8,806	8,906	8,972

The analysis of the impact of transaction-related items on operating profit is as follows:

	2021 £m	2020 £m	2019 £m
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,026	1,114	31
ViiV Healthcare put options and Pfizer preferential dividends	48	(52)	(234)
Contingent consideration on former Novartis Vaccines business	27	172	76
Release of fair value uplift on acquired Pfizer inventory	—	91	366
Other adjustments	58	(17)	106

Transaction-related items	1,159	1,308	345

Non-controlling interests in ViiV Healthcare
Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).
Acquisition-related arrangements
As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 `Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.
Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2021 were £826 million.
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

Movements in contingent consideration payable to Shionogi were as follows:

	2021 £m	2020 £m
Contingent consideration at beginning of the year	5,359	5,103
Remeasurement through income statement	1,026	1,114
Cash payments: operating cash flows	(721)	(751)
Cash payments: investing activities	(105)	(107)
Contingent consideration at end of the year	5,559	5,359
Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2021, £937 million (31 December 2020 – £745 million) is expected to be paid within one year.
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
The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2021 £m	2020 £m
Pfizer put option	1,008	960
Pfizer preferential dividend	—	1
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
Settlement with Gilead Sciences Inc. (Gilead)
On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare which was received on 15 February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded. The settlement resulted in a re- measurement of the existing liabilities for contingent consideration and the Pfizer put option at the 2021 year end.
The impact of the settlement with Gilead on the contingent consideration liability (CCL) is to increase it by £288 million, on a post-tax basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax basis.
Pfizer has the right to require GSK to acquire its shareholding in ViiV Healthcare in certain circumstances at any time. A put option liability is therefore recorded on the Group’s balance sheet as a current liability. It is measured on the gross redemption basis derived from an internal valuation of the ViiV Healthcare business.
The impact of the settlement on the Pfizer put option liability is an increase of £114 million and is included in the re- measurement at 31 December 2021.
See Note 47 “Post balance sheet events” to the financial statements incorporated by reference in Item 18 below for an explanation of the post balance sheet event impact.
Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non- controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out below.

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
COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and
Xevudy
and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.
General Medicines
General medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.
Specialty Medicines
Specialty medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Financial Performance
GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS measures are defined above under “Reporting framework” and reconciliations of Total results to Adjusted results are set out above.
The Total results of the Group are set out below.

		2021		2020	Growth
		% of		% of
	£m	turnover	£m	turnover	£%	CER%
Turnover	34,114	100	34,099	100	—	5
Cost of sales	(11,603)	(34.0)	(11,704)	(34.3)	(1)	2
Selling, general and administration	(10,975)	(32.1)	(11,456)	(33.6)	(4)	—
Research and development	(5,278)	(15.5)	(5,098)	(15.0)	4	7
Royalty income	419	1.2	318	0.9	32	32
Other operating (expense)/income	(476)	(1.4)	1,624	4.8
Operating profit	6,201	18.2	7,783	22.8	(20)	(9)
Net finance costs	(756)		(848)
Share of after-tax profits of associates and joint ventures	33		33
Loss on disposal of interest in associates	(36)
Profit before taxation	5,442		6,968		(22)	(10)
Taxation	(346)		(580)
Profit after taxation for the year	5,096		6,388		(20)	(9)
Profit attributable to shareholders	4,385		5,749
Earnings per share (p)	87.6p		115.5		(24)	(13)
Earnings per ADS (US$)	2.42		2.98
Group turnover
Group turnover by business

	2021 £m	2020 £m	Growth £%	Growth CER%
Pharmaceuticals	17,729	17,056	4	10
Vaccines	6,778	6,982	(3)	2
Consumer Healthcare	9,607	10,033	(4)	—

	34,114	34,071	—	5
Corporate and other unallocated turnover		28

	34,114	34,099	—	5

Group turnover by geographic region

	2021 £m	2020 £m	Growth £%	Growth CER%
US	15,093	14,556	4	10
Europe	7,838	8,164	(4)	(2)
International	11,183	11,379	(2)	4

	34,114	34,099	—	5

Group turnover by geographic region
Group turnover was £34,114 million in the year, stable at AER but up 5% CER. Sales of COVID-19 solutions contributed approximately 4 percentage points to growth in the year.
Pharmaceuticals and Vaccines Innovation sales (sales of products launched in the last five years) amounted to £6,841 million in 2021, driven by sales of
Shingrix, Trelegy, Nucala, Benlysta, Dovato, Juluca, and Zejula
. 2021 includes products that have benefited from significant lifecycle innovation.

Pharmaceuticals turnover

	2021 £m	2020 (revised*) £m	Growth £%	Growth CER%
Respiratory	2,863	2,360	21	28
HIV	4,777	4,876	(2)	3
Immuno-inflammation	885	727	22	29
Oncology	489	372	31	37
Pandemic	958	—	—	—

New and Specialty	9,972	8,335	20	26
Established Pharmaceuticals	7,757	8,721	(11)	(6)

	17,729	17,056	4	10

*
GSK has reviewed the presentation of its pharmaceuticals products and from 1 January 2021 has moved sales of
Arnuity Ellipta
,
Incruse Ellipta
and
Relvar/Breo Ellipta
from the Respiratory therapeutic area to the Established Pharmaceuticals therapeutic area. Comparative information has been revised onto a consistent basis.

Pharmaceuticals turnover in the year was £17,729 million, up 4% AER, 10% CER. Sales of
Xevudy
, the monoclonal antibody treatment for COVID-19 of £958 million contributed approximately 6 percentage points to Pharmaceuticals growth.
HIV sales were down 2% AER but up 3% CER, to £4,777 million, with growth in
Dovato
and
Juluca
partly offset by
Tivicay
and
Triumeq
. Respiratory sales were up 21% AER, 28% CER, to £2,863 million, on growth of
Trelegy
and
Nucala
. Oncology and Immuno-inflammation therapy areas each continued to show strong double-digit sales growth. Sales of Established Pharmaceuticals decreased 11% AER, 6% CER to £7,757 million.
In
the US, sales grew 13% AER, 21% CER including sales of
Xevudy
, which contributed approximately 9 percentage points to total growth. Continued strong performance of
Trelegy
,
Nucala
,
Benlysta
and
Dovato
also drove growth of New and Specialty products in the Region. Established Products were stable at AER but grew 6% CER, reflecting strong demand for Established Respiratory products in the COVID-19 environment and certain supply challenges faced by generic competitor products, plus the benefit of favourable prior period RAR adjustments.
In Europe, sales decreased 4%AER, 2% CER, with decreases
in
 the Established Pharmaceuticals portfolio, impacted by generic competition including
Seretide
,
Duodart
and
Volibris
, lower antibiotic demand, and the divestment of cephalosporin products at the start of the fourth quarter. The decrease was partly offset by strong growth of
Trelegy
,
Benlysta
and Oncology products, and of
Dovato
which more than doubled in the year. Sales of
Xevudy
totalling £69 million also contributed approximately 2 percentage points to total growth.
International sales decreased 3% AER but grew 4% CER. Decreases in Established Pharmaceuticals reflected the impact of COVID-19 suppressed antibiotics markets and increased generic competition in the first half of the year. This was offset by strong growth in Respiratory,
Dovato
,
Tivicay
tenders, and sales of
Xevudy
, which added approximately 6 percentage points to International total growth.
Respiratory
Total Respiratory sales were up 21% AER, 28% CER, with sales of
Trelegy
and
Nucala
each exceeding £1 billion per year for the first time. International Respiratory sales grew 33% AER, 42% CER including
Nucala
up 23% AER, 34% CER, and
Trelegy
up 81% AER, 92% CER including the impact of the
Trelegy
asthma launch in Japan in Q4 2020. In Europe, Respiratory grew 11% AER, 13% CER with double digit CER growth of
Trelegy
and
Nucala
. In the US, Respiratory grew 23% AER, 30% CER, driven by continued strong performance of
Trelegy
and
Nucala
.
Sales of
Nucala
were £1,142 million in the year and grew 15% AER, 22% CER, with consistent, strong growth across all three regions. US sales were up 15% AER, 23% CER to £690 million and International sales of £195 million grew 23% AER, 34% CER. Europe sales of £257 million grew 8% AER, 11% CER.
Trelegy
sales were up 49% AER, 57% CER to £1,217 million driven by growth in all regions. In the US, sales continue to grow strongly including benefit of the asthma indication approved and launched in Q3 2020, with sales up 52% AER, 62% CER. In Europe, sales grew 19% AER, 21% CER and in International, where
Trelegy
for asthma was approved in Japan in Q4 2020, sales grew 81% AER, 92% CER to £163 million.
HIV
HIV sales were £4,777 million a decrease of 2% AER but growth of 3% CER for the year.
Triumeq
sales were £1,882 million, down 18% AER, 14% CER and
Tivicay
sales were £1,381 million, down 10% AER, 4% CER. The mature portfolio resulted in less than 1 percentage point of CER sales decrease.
New HIV products
Juluca
,
Dovato
,
Rukobia
and
Cabenuva
delivered sales of £1,387 million representing 29% of the total HIV portfolio (18% in 2020). Sales of the two drug regimens
Juluca
and
Dovato
were £517 million and £787 million, respectively, with combined growth of 50% AER, 58% CER.
Rukobia
sales were £45 million.
Cabenuva
, the first long acting injectable, recorded £38 million of sales for the full year.
In the US, total sales were £2,898 million with a decrease of 4% AER, but growth of 3% CER. New HIV products delivered sales of £896 million, including:
Dovato
£428 million with growth of 87% AER, 99% CER,
Juluca
£393 million with growth of 2% AER, 8% CER,
Rukobia
£43 million and
Cabenuva
£32 million. Combined
Tivicay
and
Triumeq
sales were £1,953 million declining 16% AER, 11% CER. In Europe, total sales were £1,194 million with a decrease of 2% AER, but growth of 1% CER. New HIV products delivered sales of £420 million, including: Dovato sales of £302 million, which more than doubled at AER and CER, and
Juluca
£111 million with growth of 14% AER, 18% CER. Combined
Tivicay
and
Triumeq
sales were £738 million declining 21% AER, 19% CER. International continued to grow strongly with total sales of £685 million, with growth of 4% AER, 11% CER, driven by the
Tivicay
tender business and new HIV products.
Immuno-inflammation
Immuno-inflammation sales of £885 million grew 22% AER, 29% CER with
Benlysta
sales up 22% AER, 29% CER to £874 million, benefitting from lupus nephritis launches in US and Japan in H2 2020.
Oncology
Sales of
Zejula
, the PARP inhibitor treatment for ovarian cancer were £395 million, up 17% AER, 22% CER, impacted by ongoing lower diagnosis rates due to the COVID-19 pandemic, particularly in the US. Sales included £212 million in the US and £163 million in Europe.
Blenrep
for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021.
Blenrep
sales globally totalled £89 million.

Pandemic sales
Sales of
Xevudy
were £958 million in the year, reflecting the ongoing fulfilment of contracts across the world and most significantly in the US, which reported sales of £602 million. International recorded sales of £287 million and Europe £69 million.
Established Pharmaceuticals
Sales of Established Pharmaceuticals in the year were £7,757 million, down 11% AER, 6% CER.
Established Respiratory products decreased 7% AER, 2% CER to £4,327 million. This includes the impact of generic competition to
Xyzal
in Japan, and to
Advair/Seretide
globally. The decrease was partially offset by approximately 6 percentage points impact on growth of favourable prior period RAR adjustments.
The remainder of the Established Pharmaceuticals portfolio decreased by 16% AER, 11% CER to £3,430 million on lower demand for antibiotics during the COVID-19 pandemic period, the divestment of GSK’s cephalosporin products at the start of the fourth quarter, and the impact of government mandated changes increasing use of generics in markets including France, Japan and China.
Vaccines turnover

	2021 £m	2020 £m	Growth £%	Growth CER%
Meningitis	961	1,029	(7)	(2)
Influenza	679	733	(7)	(2)
Shingles	1,721	1,989	(13)	(9)
Established Vaccines	2,970	3,231	(8)	(4)

Pandemic Vaccines	6,331	6,982	(9)	(5)
	447	—	—	—

	6,778	6,982	(3)	2

Vaccines turnover in the year decreased 3% at AER, but grew 2% CER to £6,778 million, primarily driven by pandemic adjuvant sales, partially offset by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation across regions, resulting in lower
Shingrix
and Hepatitis vaccines sales. Unfavourable US prior period RAR adjustments reduced overall Vaccines growth by approximately 2 percentage points, particularly in
Fluarix/ FluLaval
and
Shingrix
where the impact on product growth was a decrease of 7% and a decrease of 2% respectively.
Vaccines turnover excluding pandemic vaccines decreased 9% AER, 5% CER to £6,331 million.
Meningitis
Meningitis sales decreased 7% AER, 2% CER to £961 million driven primarily by unrepeated International tender volumes for other meningitis vaccines.
Bexsero
sales were stable at AER, but grew 5% CER to £650 million, reflecting increased market share in the US.
Menveo
sales were up 3% AER, 9% CER to £272 million, primarily driven by 2020 cohort catch-up vaccinations and 2021 higher demand, as well as increased market share in the US.
Influenza
Fluarix/FluLaval
sales decreased 7% AER, 2% CER, to £679 million as a result of unfavourable prior period RAR movements in the US, partially offset by higher volume in the US and strong southern hemisphere demand in International.
Shingles
Shingrix
decreased 13% AER, 9% CER to £1,721 million, primarily driven by lower demand in the US and International for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation. In Europe, sales growth was driven by Germany and launches in the UK, Spain and Italy.
Shingrix
was sold in 17 countries, including 9 markets launched during 2021.
Established Vaccines
Hepatitis vaccines sales were down 20% AER, 16% CER to £460 million, adversely impacted by de-prioritisation of routine US adult vaccination, increased Hepatitis B vaccine competition and unfavourable CDC stockpile movements in the US, and by COVID-19 related travel restrictions in Europe and International.
Sales of DTPa-containing vaccines (
Infanrix
,
Pediarix
and
Boostrix
) decreased 4% AER but grew 1% CER.
Infanrix/ Pediarix
sales decreased 14% AER, 9% CER to £543 million, reflecting lower tender volume in Europe and International as well as a change in recommendation for the dosing schedule in Germany, partly offset by increased demand in the US.
Boostrix
sales grew 9% AER, 14% CER to £521 million, largely driven by demand recovery and tender volumes in International, as well as higher demand and share in the US.
Rotarix
sales were down 3% AER but up 1% CER to £541 million, reflecting demand recovery in International.
Synflorix
sales decreased by 11% AER, 8% CER to £357 million, primarily due to lower tender demand in Emerging markets.
MMRV vaccines sales were stable at AER but grew 4% CER to £260 million, largely driven by higher demand in International.
Pandemic Vaccines
Pandemic vaccines sales of £447 million included £444 million of pandemic adjuvant sales to the US and Canadian governments.

Consumer Healthcare turnover

	2021 £m	2020 £m	Growth £%	Growth CER%
Oral health	2,732	2,753	(1)	5
Pain relief	2,276	2,219	3	7
Vitamins, minerals and supplements	1,512	1,506	—	4
Respiratory health	1,133	1,209	(6)	(1)
Digestive health and other	1,803	1,824	(1)	4

Brands divested/under review	9,456	9,511	(1)	4
	151	522	(71)	(69)

	9,607	10,033	(4)	—

	2021 £m	2020 £m	Growth £%	Growth CER%
US	3,179	3,408	(7)	(1)
Europe	2,468	2,619	(6)	(3)
International	3,960	4,006	(1)	4

	9,607	10,033	(4)	—

Consumer Healthcare turnover in the year of £9,607 million decreased 4% AER and was stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021.
Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories and continuing growth in e-commerce. Overall, sales benefited from strong growth across all categories excluding Respiratory health which was negatively impacted in Q1 2021 by the historically low cold and flu season. The decrease in cold and flu sales resulted in an approximately 1% drag on full year growth.
International sales excluding brands divested/under review grew high single digit on a CER basis with double digit growth in emerging markets including India, China, the Middle East and Africa. Excluding brands divested/under review, US sales grew low single digits but European sales were stable on a CER basis. Both regions were particularly negatively impacted by the historically low cold and flu season during Q1 2021.
Oral health
Oral health sales decreased 1% AER, but grew 5% CER to £2,732 million.
Sensodyne
delivered high single digit growth reflecting underlying brand strength, continued innovation and strong growth across key markets including the US, China, India and Japan. Gum health also delivered broad based high single digit growth across key markets. Denture care grew low single digits driven partly by a return to growth in Q4 2021.
Pain relief
Pain relief sales increased 3% AER, 7% CER to £2,276 million.
Panadol
, which benefitted from seasonal demand in the last quarter, grew double digits.
Voltaren
grew mid-single digits, offsetting the expected short-term decrease in the second half of the year in the US after the introduction of private label competition earlier in 2021.
Excedrin
delivered growth of over 40% versus a prior year decrease reflecting supply improvements.
Vitamins, minerals and supplements
Vitamins, minerals and supplements sales were stable at AER but grew 4% CER to £1,512 million building on the significant (19% CER) growth in 2020.
Centrum
grew mid-teens percent driven by successful innovation, improved supply capacity in the US and continued consumer focus on health and wellness.
Caltrate
grew mid-single digits and
Emergen-C
decreased high-single digits reflecting a particularly challenging 2020 comparator due to unprecedented demand during the early stages of the pandemic.
Respiratory health
Respiratory health sales decreased 6% AER, 1% CER to £1,133 million. In Q4 2021, cold and flu sales rebounded strongly and were above 2019 levels in Europe and slightly below 2019 levels in the US. For the full year, cold and flu products were down mid-single digits as the H2 2021 rebound was insufficient to offset the considerable decrease in the first quarter of 2021 which resulted from historically low demand for cold and flu products, effectively halving the global market in the period. Allergy products grew mid-single digits.
Digestive health and other
Digestive health and other brands sales decreased 1% AER but grew 4% CER to £1,803 million. Digestive health brands were up high-single digits with particularly strong growth in
Tums
and
Eno
. Skin health and Smoker’s health brands were up mid- single digits, offset partly by a decrease in small, non-strategic brands.
Cost of sales

	2021 £m	2020 £m	Growth £%	Growth CER%
Total cost of sales	(11,603)	(11,704)	(1)	2
Adjusted cost of sales	(10,726)	(10,191)	5	8
Total cost of sales as a percentage of turnover was 34.0%, 0.3 percentage points lower at AER and 1.1 percentage points lower in CER terms compared with 2020. This primarily reflected lower write-downs in a number of manufacturing sites and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.
Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 31.4%, 1.6 percentage points higher at AER and 0.8 percentage points higher at CER compared with 2020. This primarily reflected higher pandemic sales (
Xevudy
) as well as higher supply chain costs in Vaccines resulting from lower demand and higher inventory adjustments and higher commodity and freight costs in Consumer Healthcare, partly offset by price benefits in Pharmaceuticals, including the benefit from prior period RAR adjustments, a further contribution from restructuring savings across all three businesses and favourable mix in Vaccines.

Selling, general and administration

	2021 £m	2020 £m	Growth £%	Growth CER%
Total selling, general and administration	(10,975)	(11,456)	(4)	—
Adjusted selling, general and administration	(10,225)	(10,717)	(5)	(1)
Total SG&A costs as a percentage of turnover were 32.2%, 1.4 percentage points lower at AER and 1.8 percentage points lower at CER compared with 2020. This included increased separation costs partly offset by lower restructuring charges.
Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.0%, 1.5 percentage points lower at AER than in 2020 and 1.8 percentage points lower on a CER basis. Adjusted SG&A costs decreased 5% AER, 1% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. The decrease also reflected a favourable legal settlement in 2021 compared to increased legal costs in 2020 as well as one-off benefits in pensions and insurance which were partly offset by the one-off benefit from restructuring of post-retirement benefits in 2020. This was partly offset by increased investment behind launches in HIV and Vaccines.
Research and development

	2021 £m	2020 £m	Growth £%	Growth CER%
Total research and development	(5,278)	(5,098)	4	7
Adjusted research and development	(4,776)	(4,603)	4	8
Total R&D expenditure was £5,278 million (15.5% of turnover), up 4% AER, 7% CER, including an increase in impairments partly offset by a decrease in major restructuring charges.
Adjusted R&D expenditure was £4,776 million (14.0% of turnover), 4% higher at AER, 8% higher at CER than in 2020. Adjusting items reconciling Adjusted R&D expenditure to Total R&D expenditure are not allocated by business and therefore Total R&D expenditure by business is not presented. Please see pages 12 to 13 above for the reconciliation of Adjusted R&D expenditure to Total R&D expenditure.
Pharmaceuticals Adjusted R&D expenditure was £3,578 million (20.2% of turnover), stable at AER, up 4% CER, primarily driven by increased investment in our Specialty portfolios, including the early stage research projects. Efficiency savings continued from the implementation of the One R&D programme for Pharmaceuticals and Vaccines as part of the Separation preparation restructuring programme.
The growth of the Specialty portfolio in 2021 was primarily driven by our two programmes for COVID-19 treatment (
Xevudy
and otilimab) along with the other otilimab programme for rheumatoid arthritis, bepirovirsen, our HBV antisense oligonucleotide and depemokimab, our anti-IL5 for asthma. This has been partly offset by reduced spend on daprodustat due to the completion of programmes. In Oncology, there is continued investment reflecting our commitment to synthetic lethality and in
Blenrep
, together with bintrafusp alfa, where we have accelerated close-out costs for the programme but this has been largely offset by a reduction in spend on feladilimab following the decision to terminate the programme in April.
Adjusted R&D expenditure in Vaccines was £887 million (13.1% of turnover), up 29% AER, 34% CER, reflecting increased investment in clinical programmes for meningitis and RSV and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns. Adjusted R&D expenditure in Consumer Healthcare was £249 million.
Royalty income
Royalty income was £419 million (2020 – £318 million), up 32% AER, 32% CER, primarily driven by higher sales of Gardasil.
Other operating income/(expense)
Net other operating expenses of £476 million (2020 – £1,624 million income) primarily reflected accounting charges of £1,101 million (2020 – £1,234 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,026 million (2020 – £1,114 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £380 million and a charge for £646 million primarily from adjustments to sales forecasts and the settlement with Gilead (see “Settlement with Gilead Sciences Inc. (Gilead)” above). This was partly offset by a number of asset disposals including the disposal of royalty rights on cabozantinib, the disposal of the cephalosporin business and disposal of a number of Consumer Healthcare brands and fair value uplifts on investments. 2020 included the net profit on disposal of Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.
Operating profit
Total operating profit was £6,201 million compared with £7,783 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.
Excluding these and other Adjusting items, Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020.

The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales (
Xevudy
and adjuvant) contributing approximately 6% AER, 7% CER to Adjusted Operating profit growth. Adjusted Operating profit also benefited from sales growth in Pharmaceuticals including the benefit from prior period RAR adjustments and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower sales in Vaccines, primarily
Shingrix
, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.
Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.
Total contingent consideration cash payments in 2021 amounted to £856 million (2020 – £885 million). This included cash payments made to Shionogi of £826 million (2020 – £858 million).
Adjusted operating profit by business
Pharmaceuticals operating profit was £4,681 million, up 12% AER, 24% CER on a turnover increase of 10% CER. The operating margin of 26.4% was 1.9 percentage points higher at AER than in 2020 and 3.3 percentage points higher on a CER basis. This primarily reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, reduced supply chain costs, the tight control of ongoing costs, short term benefits to changes in ways of working, a favourable legal settlement in 2021 compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by support to launches in HIV and increased investment in R&D.
Vaccines operating profit was £2,256 million, down 17% AER, 11% CER on 2% turnover increase at CER. The operating margin of 33.3% was 5.6 percentage points lower at AER than in 2020 and 4.8 percentage points lower on a CER basis. This was primarily driven by higher supply chain costs resulting from higher inventory adjustments and lower demand, along with higher R&D spend to support key strategic priorities and increased SG&A investment to support business growth, partly offset by higher royalty income and pandemic adjuvant beneficial mix.
Consumer Healthcare operating profit was £2,239 million, up 1% AER, 9% CER on stable turnover at CER. The operating margin of 23.3% was 1.2 percentage points higher at AER and 2.0 percentage points higher on a CER basis than in 2020. This primarily reflected sales growth of continuing brands, price increases and favourable mix, synergy delivery from the Pfizer Joint Venture Integration and tight cost control, partially offset by the impact of divestments (1.2 percentage points), increased advertising and promotion investment, increased commodity and freight costs and investment in manufacturing sites.
Net finance costs

Finance income	2021 £m	2020 £m
Interest and other income	26	39
Fair value movements	2	5

	28	44

Finance expense
Interest expense	(746)	(822)
Unwinding of discounts on provisions	(2)	(3)
Remeasurements and fair value movements	—	(4)
Finance expense on lease liabilities	(31)	(40)
Other finance expense	(5)	(23)

	(784)	(892)

Total net finance costs were £756 million compared with £848 million in 2020. Adjusted net finance costs were £753 million compared with £844 million in 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels, favourable movements in foreign exchange rates, a premium paid on the early repayment and refinancing of bond debt in 2020 and reduced interest on tax partly offset by lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.
Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £33 million (2020 – £33 million).
Loss on disposal of interests in associates
The net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.
Profit before tax
Taking account of net finance costs, the share of profits of associates and loss on disposal of interest in associates, profit before taxation was £5,442 million compared with £6,968 million in 2020.

Taxation

	2021 £m	2020 £m
UK current year charge	132	30
Rest of world current year charge	1,044	1,177
Charge in respect of prior periods	172	66

Total current taxation	1,348	1,273
Total deferred taxation	(1,002)	(693)

Taxation on total profits	346	580

The charge of £346 million represented an effective tax rate on Total results of 6.4% (2020 – 8.3%) and reflected the different tax effects of the various Adjusting items, including a credit of £397 million resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023). 2020 reflected the disposal of Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,415 million and represented an effective Adjusted tax rate of 17.5% (2020 – 16.0%).
Issues related to taxation are described in Note 14, ‘Taxation’, to the financial statements incorporated by reference in Item 18 below. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.
Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £711 million (2020 – £639 million). The increase was primarily due to an increased allocation of Consumer Healthcare Joint Venture profits of £460 million (2020 – £374 million) and an increased allocation of ViiV Healthcare profits of £196 million (2020 – £223 million), including reduced credits for re-measurement of contingent consideration liabilities.
The allocation of Adjusted earnings to non-controlling interests amounted to £1,006 million (2020 – £1,031 million). The reduction in allocation primarily reflected a reduced allocation of ViiV Healthcare profits of £438 million (2020 – £474 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling interests. The allocation of Consumer Healthcare Joint Venture profits was £515 million (2020 – £515 million).
Earnings per share
Total EPS was 87.6p compared with 115.5p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer Healthcare brands partly offset by the related loss on sale of the shares in Hindustan Unilever, partly offset by a credit of £397 million to Taxation in 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023), lower major restructuring costs and lower remeasurement charges on the contingent consideration liabilities.
Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, primarily
Shingrix
, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 8% AER, 9% CER.
Dividends
The Board has declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2020. See note 16 to the financial statements, ‘Dividends’, incorporated by reference in Item 18 below.
Dividend policy
On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for new GSK and new Consumer Healthcare remain unchanged.
GSK expects to declare a 27p per share dividend payable by the current group for the first half. This comprises 22 pence per share for new GSK and 5 pence per share representing Consumer Healthcare during the first half whilst part of the group. For the second half of 2022, new GSK continues to expect to declare a 22p per share dividend. As previously communicated, new GSK would expect to declare a dividend of 45 pence per share for 2023.
Following separation, the dividend policy for the new Consumer Healthcare company will be the responsibility of its Board of Directors and is expected to be guided by a 30 to 50 per cent pay-out ratio. On this basis, we now expect a second-half dividend from the new Consumer Healthcare company equivalent to a payout of around 3 pence per share, subject to its Board’s decisions on the intra-year phasing of dividend payments. This expected distribution per share for the second half of the year has been adjusted from that highlighted at the GSK Investor Update in June 2021 to reflect the total number of shares (up to circa 9.25 billion shares) in the new Consumer Healthcare company that are expected to be in issue upon demerger. In June 2021 the planning assumption for the Investor Update reflected only the GSK shares in issue at that time (circa 5 billion shares).
In aggregate, this would represent on the full year 2022 basis the equivalent of a Group dividend of around 52p per share. Dividends payable by Consumer Healthcare will only be receivable by shareholders who remain invested in Consumer Healthcare post-separation and at the appropriate record dates.

Adjusting items
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
Total Major restructuring charges incurred in 2021 were £626 million (2020 – £1,532 million), analysed as follows:

			2021			2020
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	18	9	27	105	210	315
Consumer Healthcare Joint Venture integration programme	173	11	184	298	28	326
Separation Preparation restructuring programme	371	59	430	625	216	841
Combined restructuring and integration programme	8	(23)	(15)	39	11	50

	570	56	626	1,067	465	1,532

Cash charges of £371 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions as well as commercial pharmaceuticals and R&D functions. The non-cash charges of £59 million primarily reflected write-down of assets in administrative locations and R&D sites.
Cash charges of £173 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.
Total cash payments made in 2021 were £753 million (2020 – £737 million), £434 million (2020 – £152 million) relating to the Separation Preparation restructuring programme, a further £176 million (2020 – £291 million) relating to the Consumer Healthcare Joint Venture integration programme, £95 million (2020 – £179 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £48 million (2020 – £115 million) for the existing Combined restructuring and integration programme.
The analysis of Major restructuring charges by business was as follows:

	2021 £m	2020 £m
Pharmaceuticals	233	671
Vaccines	(40)	214
Consumer Healthcare	196	374

Corporate and central functions	389	1,259
	237	273

Total Major restructuring charges	626	1,532

The analysis of Major restructuring charges by income statement line was as follows:

	2021 £m	2020 £m
Cost of sales	154	667
Selling, general and administration	426	659
Research and development	46	206
Other operating income/(expense)	—	—

Total Major restructuring charges	626	1,532

The benefit in the year from restructuring programmes was £0.7 billion, the benefit from the Separation Preparation restructuring programme was £0.3 billion, the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the 2018 Restructuring programme was £0.2 billion.
The 2018 major restructuring programme, including Tesaro, has cost £1.5 billion to the end of 2021, with cash costs of £0.6 billion and non-cash costs of £0.9 billion, and has delivered annual savings of around £0.5 billion by the end of 2021 (at 2019 rates). These savings were fully re-invested to help fund targeted increases in R&D and commercial support of new products. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the 2018 major restructuring programme from 2022 onwards.
The completion of the Consumer Healthcare Joint Venture with Pfizer has realised substantial cost synergies and has largely delivered the expected total annual cost savings of £0.5 billion by 2021. The cash costs are expected to be £0.7 billion and non-cash charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: new GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

•	Drive a common approach to R&D with improved capital allocation

•	Align and improve the capabilities and efficiency of global support functions to support new GSK

•	Further optimise the supply chain and product portfolio, including the divestment of non-core assets.

•	A strategic review of prescription dermatology is underway

•	Prepare Consumer Healthcare to operate as a standalone company
The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.
Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,159 million (2020 – £1,308 million). This included a net £1,101 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2021 £m	2020 £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,026	1,114
ViiV Healthcare put options and Pfizer preferential dividends	48	(52)
Contingent consideration on former Novartis Vaccines business	27	172
Release of fair value uplift on acquired Pfizer inventory	—	91
Other adjustments	58	(17)

Total transaction-related charges	1,159	1,308

The £1,026 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £380 million and a charge of £646 million primarily from adjustments to sales forecasts and the settlement with Gilead as well as updated exchange rate assumptions. The £48 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of the settlement with Gilead, offset by lower cash and updated exchange rate assumptions.
The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 31 December 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.
Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib, disposal of the cephalosporins business and disposal of a number of Consumer Healthcare brands, fair value gains on investments and certain other Adjusting items, including the impact of the enactment of the increase in the headline rate of UK Corporate tax as discussed in “Note 14 - Taxation” to the financial statements incorporated by reference in Item 18 below. The Consumer Healthcare brands disposal programme is complete and has delivered net proceeds of £1.1 billion. In 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A charge of £26 million (2020 – £7 million) was recorded for significant legal matters arising in the period. Significant legal cash payments were £5 million (2020 – £9 million). Included within Divestments, significant legal and other items, is a deferred tax credit of £157 million arising on the transfer of intellectual property within the group during the quarter. This deferred tax credit arises due to differences between group value and the market value of the assets transferred.
Separation costs
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). Total Separation costs incurred in 2021 were £314 million (2020 – £68 million). This includes £38 million relating to transaction costs including preparatory admission costs (costs relating to achieve a listing).
Total separation costs are estimated to be £600-700 million, excluding transaction costs.

Cash generation and conversion
A summary of the consolidated cash flow statement is set out below.

	2021 £m	2020 £m
Net cash inflow from operating activities	7,952	8,441
Net cash inflow/(outflow) from investing activities	(1,777)	2,161
Net cash outflow from financing activities	(7,589)	(10,132)
Increase in cash and bank overdrafts	(1,414)	470
Cash and bank overdrafts at beginning of year	5,262	4,831
Increase in cash and bank overdrafts	(1,414)	470
Exchange adjustments	(29)	(39)

Cash and bank overdrafts at end of year	3,819	5,262

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,274	6,292
Overdrafts	(455)	(1,030)

	3,819	5,262

The net cash inflow from operating activities for the year was £7,952 million (2020: £8,441 million). The decrease primarily reflected adverse exchange impacts, increased trade receivables, adverse timing of RAR and increased separation costs, partly offset by improved adjusted operating profit at CER and reduced tax payments including tax on disposals.
Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £2,931 million (2020 – £2,239 million) and disposals realised £898 million (2020 – £1,582 million). Cash payments to acquire equity investments amounted to £162 million (2020 –£411 million), primarily relating to Vir Biotechnology, and sales of equity investments realised £202 million (2020 – £3,269 million).
Free cash flow
Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2021 £m	2020 £m
Free cash inflow	4,437	5,406
Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £826 million (2020 – £858 million), of which £721 million was recognised in cash flows from operating activities and £105 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.
Reconciliation of net cash inflow from operating activities to free cash flow
A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2021 £m	2020 £m
Net cash inflow from operating activities	7,952	8,441
Purchase of property, plant and equipment	(1,172)	(1,226)
Purchase of intangible assets	(1,759)	(1,013)
Proceeds from sale of property, plant and equipment	143	68
Proceeds from disposal of intangible assets	772	1,255
Interest paid	(786)	(864)
Interest received	27	39
Dividends from associates and joint ventures	9	31
Contingent consideration paid (reported in investing activities)	(114)	(120)
Contribution from non-controlling interests	7	3
Distributions to non-controlling interests	(642)	(1,208)

Free cash flow	4,437	5,406

Future cash flow
Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Principal risks and uncertainties’ discussed under Item 3.D “Risk Factors” above. We may from time to time have additional demands for finance, such as for acquisitions, including potentially acquiring increased ownership interests in the ViiV Healthcare business where a minority shareholder hold put options. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.
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

Financial position and resources

	2021 £m	2020 £m
Assets
Non-current assets
Property, plant and equipment	9,932	10,176
Right of use assets	740	830
Goodwill	10,552	10,597
Other intangible assets	30,079	29,824
Investments in associates and joint ventures	88	364
Other investments	2,126	3,060
Deferred tax assets	5,218	4,287
Derivative financial instruments	18	5
Other non-current assets	1,676	1,041

Total non-current assets	60,429	60,184

Current assets
Inventories	5,783	5,996
Current tax recoverable	486	671
Trade and other receivables	7,860	6,952
Derivative financial instruments	188	152
Liquid investments	61	78
Cash and cash equivalents	4,274	6,292
Assets held for sale	22	106

Total current assets	18,674	20,247

Total assets	79,103	80,431

Liabilities
Current liabilities
Short-term borrowings	(3,601)	(3,725)
Contingent consideration liabilities	(958)	(765)
Trade and other payables	(17,554)	(15,840)
Derivative financial instruments	(227)	(221)
Current tax payable	(489)	(545)
Short-term provisions	(841)	(1,052)

Total current liabilities	(23,670)	(22,148)

Non-current liabilities
Long-term borrowings	(20,572)	(23,425)
Corporation tax payable	(180)	(176)
Deferred tax liabilities	(3,556)	(3,600)
Pensions and other post-employment benefits	(3,113)	(3,650)
Other provisions	(630)	(707)
Derivative financial instruments	(1)	(10)
Contingent consideration liabilities	(5,118)	(5,104)
Other non-current liabilities	(921)	(803)

Total non-current liabilities	(34,091)	(37,475)

Total liabilities	(57,761)	(59,623)

Net assets	21,342	20,808

Total equity	21,342	20,808

Property, plant and equipment
Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.
The total cost of our property, plant and equipment at 31 December 2021 was £20,778 million, with a net book value of £9,932 million. Of this, land and buildings represented £3,667 million, plant and equipment £4,558 million and assets in construction £1,707 million. In 2021, we invested £1,205 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2021, we had contractual commitments for future capital expenditure of £616 million. We believe that our property and plant facilities are adequate for our current needs.
We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on page 39 to 40 of the GSK Annual Report 2021, which is incorporated by reference herein, and in “Note 46 – Legal Proceedings” to the financial statements incorporated by reference in Item 18 below.
Right of use assets
Right of use assets amounted to £740 million at 31 December 2021 compared with £830 million on 1 January 2021. The decrease in the year reflected the impact of depreciation and disposals of £213 million and £70 million respectively, partly offset by additions of £215 million.
Goodwill
Goodwill decreased to £10,552 million at 31 December 2021, from £10,597 million.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2021 was £30,079 million (2020 – £29,824 million). The increase primarily reflected additions, net of disposals and write offs of £1,913 million, offset by amortisation and impairment losses, net of reversals, in the year of £1,597 million.
Investments in associates and joint ventures
We held investments in associates and joint ventures with a carrying value at 31 December 2021 of £88 million (2020 – £364 million). In 2021, the Group sold all of its shares in Innoviva Inc. back to Innoviva. Following this divestment, the Group held no investment in associates or joint ventures which are listed entities. See Note 21 to the financial statements, ‘Investments in associates and joint ventures’, incorporated by reference in Item 18 below.
Other investments
We held other investments with a carrying value at 31 December 2021 of £2,126 million (2020 – £3,060 million). The highest value investments held at 31 December 2021 were in CureVac AG, which had a book value at 31 December 2021 of £380 million (2020 - £887 million) and Vir Biotechnology, which had a book value of £266 million (2020 – £130 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.
Derivative financial instruments: assets
We held current derivative financial assets at fair value of £188 million (2020 – £152 million) and non-current derivative financial assets held at fair value of £18 million (2020 – £5 million). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.
Inventories
Inventory of £5,783 million decreased from £5,996 million in 2020.
Trade and other receivables
Trade and other receivables of £7,860 million increased from £6,952 million in 2020.
Deferred tax assets
Deferred tax assets amounted to £5,218 million (2020 – £4,287 million) at 31 December 2021.
Derivative financial instruments: liabilities
We held current and non-current derivative financial liabilities at fair value of £228 million (2020 – £231 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.
Trade and other payables
At 31 December 2021, trade and other payables were £17,554 million compared with £15,840 million at 31 December 2020. The increase primarily reflected the impact of higher customer return and rebate accruals and higher accruals relating to our collaborations. See Note 28 to the financial statements, ‘Trade and other payables’, incorporated by reference in Item 18 below.
Provisions
We carried deferred tax provisions and other short-term and non-current provisions of £5,027 million at 31 December 2021 (2020 – £5,359 million). Other provisions at the year-end included £196 million (2020 – £320 million) related to legal and other disputes and £652 million (2020 – £860 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits
We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £1,129 million (2020 – £2,104 million) on pension arrangements and £1,243 million (2020 – £1,363 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’, incorporated by reference in Item 18 below.
Other non-current liabilities
Other non-current liabilities amounted to £921 million at 31 December 2021 (2020 – £803 million).
Contingent consideration liabilities
Contingent consideration amounted to £6,076 million at 31 December 2021 (2020 – £5,869 million), of which £5,559 million (2020 – £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £479 million (2020 – £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.
The liability due to Shionogi included £231 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2021 was £nil (2020 – £1 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out above under “Reporting framework”.
Of the total contingent consideration payable (on a post-tax basis) at 31 December 2021, £958 million (2020 – £765 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.
The impact of the settlement with Gilead on the contingent consideration liability (CCL) is to increase it by £288 million, on a post-tax basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax basis.
The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% and the Novartis Vaccines contingent consideration liability is discounted partly at 7.5% and partly at 8.5%.

Net debt

	2021 £m	2020 £m
Cash, cash equivalents and liquid investments	4,335	6,370
Borrowings – repayable within one year	(3,601)	(3,725)
Borrowings – repayable after one year	(20,572)	(23,425)

Net debt	(19,838)	(20,780)

At 31 December 2021, net debt was £19.8 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £24.1 billion and cash and liquid divestments of £4.3 billion. Net debt reduced due to £4.4 billion free cash flow and £0.5 billion proceeds from investments, including £0.3 billion proceeds from the Innoviva disposal and £0.3 billion of net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items partly offset by the dividends paid to shareholders of £4.0 billion and additional investments of £0.2 billion.
At 31 December 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.6 billion and £4.0 billion repayable in the subsequent year.
At 31 December 2021, GSK’s cash and liquid investments were held as follows:

	2021 £m	2020 £m
Bank balances and deposits	2,825	3,000
US Treasury and Treasury repo only money market funds	54	317
Liquidity funds	1,395	2,975
Cash and cash equivalents	4,274	6,292
Liquid investments – government securities	61	78

	4,335	6,370

Cash and liquid investments of £2.9 billion (2020 – £5.4 billion) were held centrally at 31 December 2021.
The analysis of cash and gross debt after the effects of hedging is as follows:

	2021 £m	2020 £m
Cash and liquid investments	4,335	6,370
Gross debt – fixed	(23,167)	(24,538)
– floating	(1,006)	(2,612)
– non-interest bearing	—	—

Net debt	(19,838)	(20,780)

Movements in net debt

	2021 £m	2020 £m
Net debt at beginning of year	(20,780)	(25,215)
(Decrease)/Increase in cash and bank overdrafts	(1,414)	470
(Decrease)/Increase in liquid investments	(18)	1
Increase in long-term loans	—	(3,298)
Net repayment of short-term loans	1,995	7,305
Repayment of lease liabilities	215	227
Exchange movements	314	(135)
Other movements	(150)	(135)

Net debt at end of year	(19,838)	(20,780)

Interest rate benchmark reform
Interest rate benchmark reform – Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16’ Phase I and Phase II were issued by the IASB in September 2019 and August 2020, and adopted by the UK Endorsement Board on 5 January 2021. Phase I of the amendment modifies specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms. Phase II also provides that, for financial instruments measured using amortised cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform should be reflected by adjusting their effective interest rate and no immediate gain or loss should be recognised.
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
At 31 December 2021, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives or floating rate debt that referenced to LIBOR. The Group did not transition any material derivatives or floating rate debt into a new index as all of the instruments referencing LIBOR matured before December 2021.

Total equity
At 31 December 2021, total equity had increased from £20,808 million at 31 December 2020 to £21,342 million. A summary of the movements in equity is set out below:

	2021 £m	2020 £m
Total equity at beginning of year	20,808	18,357
Total comprehensive income for the year	4,759	7,358
Dividends to shareholders	(3,999)	(3,977)
Ordinary shares issued	21	29
Changes in non-controlling interests	—	(131)
Transaction with non-controlling interest	10	—
Share-based incentive plans	367	381
Tax on share-based incentive plans	11	(4)
Contributions from non-controlling interests	7	3
Distributions to non-controlling interests	(642)	(1,208)

Total equity at end of year	21,342	20,808

Share purchases
At 31 December 2021, GSK held 355.2 million shares as Treasury shares (2020 – 355.2 million shares), at a cost of £4,969 million (2020 – £4,969 million), which has been deducted from retained earnings.
No ordinary shares were repurchased in the period 1 January 2021 to 28 February 2022 and the company does not expect to make any ordinary share repurchases in the remainder of 2022.
In 2021, no Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes.
A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.
At 31 December 2021, the ESOP Trusts held 23.2 million (2020 – 49.0 million) GSK shares against the future exercise of share options and share awards. The carrying value of £27 million (2020 – £194 million) has been deducted from other reserves. The market value of these shares was £371 million (2020 – £655 million).
On 10 February 2022, 50.3 million shares were transferred to the ESOP Trusts after which the Trusts held 72.9 million shares against the exercise of share options and share rewards.
Contingent liabilities
Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’, incorporated by reference in Item 18 below.
The following table sets out contingent liabilities, comprising performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	12	9	2	—	1
Other contingent liabilities	114	13	12	31	58

Total	126	22	14	31	59

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
We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2021, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.
The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ under Item 3.D above and Note 46 to the financial statements, ‘Legal proceedings’, incorporated by reference in Item 18 below.

Treasury policies
We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 14 October 2021. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.
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
GSK’s long-term credit rating with Standard and Poor’s is A (stable outlook) and with Moody’s Investor Services (‘Moody’s’) is A2 (stable outlook). Our short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.
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
Commodity risk management
Our objective is to minimise income statement volatility arising from fluctuations in commodity prices, where practical and cost effective to do so. The TMG is authorised to approve the execution of certain financial derivatives to hedge commodity price exposures.
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
Critical accounting policies
The Group consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).
We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.
The critical accounting policies relate to the following areas:

•	Turnover (Note 6)

•	Taxation (Note 14)

•	Legal and other disputes (Notes 46 and 31)

•	Contingent consideration liabilities (Note 32)

•	Pensions and other post-employment benefits (Note 30).
Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Critical accounting judgements and key sources of estimation uncertainty’, incorporated by reference in Item 18 below.

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

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2021		2020		2019
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	19,928	100	20,035	100	18,471	100
Market-driven segments	(6,656)	(33)	(6,754)	(34)	(5,976)	(32)
Government mandated and state programmes	(4,553)	(23)	(5,205)	(26)	(4,264)	(23)
Cash discounts	(377)	(2)	(388)	(2)	(356)	(2)
Customer returns	(117)	(1)	(117)	(1)	(141)	(1)
Prior year adjustments	838	4	402	2	247	1
Other items	(621)	(3)	(522)	(2)	(579)	(3)

Total deductions	(11,486)	(58)	(12,584)	(63)	(11,069)	(60)

Net turnover	8,442	42	7,451	37	7,402	40

Market-driven segments consist primarily of managed care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and federal government programmes which receive government-mandated pricing via rebates and chargebacks.
The decreased deductions in the Government mandated and state programmes of the gross turnover to net turnover reconciliation primarily reflected lower rebates and chargebacks on respiratory products, and on
Advair
in particular.
During the year
Advair
accounted for 6% of US Pharmaceuticals turnover and approximately 21% of the total deduction for rebates and returns.
The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 77% of the total deduction in the year.
The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2021, the total accrual amounted to £5,044 million (2020 – £4,686 million).
A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.
On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2021 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.
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
We may become involved in significant legal proceedings, in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.
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
The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 46 to the financial statements, ‘Legal proceedings’, incorporated by reference in Item 18 below.

Please refer to the “Financial review 2020” of the GSK Annual Report on Form 20-F for the year ended 31 December 2020 for a comparative discussion of 2020 financial results compared to 2019.

5.B	Liquidity and capital resources
The information set forth under the heading “Note 43 – Financial instruments and related disclosures” on pages 228 to 244 of the GSK Annual Report 2021 is incorporated herein by reference.
The information set forth under the headings “Cash generation and conversion,” “Financial position and resources” and “Treasury policies” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.
The information set forth under the heading “Note 26 – Cash and cash equivalents” on page 201 of the GSK Annual Report 2021 is incorporated herein by reference.
The Group has, in its opinion, sufficient working capital to meet its present requirements.
Liquidity sources in the short-term
The information set forth under the heading “Liquidity risk management” on page 228 of the GSK Annual Report 2021 is incorporated herein by reference.
Liquidity sources in the long-term
The information set forth under the heading “Cash generation and conversion,” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.
Material Cash Requirements
The information set forth under the headings:

•	“Note 29 – Net debt” on pages 203 and 204; and

•	“Note 35 – Commitments” on page 216
of the GSK Annual Report 2021 is incorporated herein by reference.
Loans:
At 31 December 2021 the Group had £23.3 billion of borrowings of which £3.4 billion was repayable within one year and £19.9 billion was payable after one year. Interest payable on these loans amounted to £7.6 billion of which £0.7 billion was payable within one year and £6.9 billion was payable after more than one year. Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.
Intangible assets commitments:
At 31 December 2021, the Group had intangible assets commitments of £12.1 billion. Of these, £0.6 billion fall due within one year and £11.5 billion fall due after more than one year. The commitments include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted.
We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved. As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved.
Lease obligations:
At 31 December 2021 the Group had £1.0 billion of lease obligation of which £0.2 billion was payable within one year and £0.8 billion was payable after one year.
Property, plant and equipment:
At 31 December 2021 the Group had property, plant and equipment commitments of £0.6 billion of which £0.5 billion was payable within one year and £0.1 billion was payable after one year. The information set forth under the heading “Property, plant and equipment” within “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.
Purchases commitments:
At 31 December 2021 the Group had £0.5 billion of purchase commitments of which £0.4 billion was payable within one year and £0.1 billion was payable after one year.
Future finance charges
: At 31 December 2021 the Group had £0.2 billion of future finance charges most of which was payable after one year.
Investments
: At 31 December 2021 the Group had £0.1 billion of investments commitments most of which was payable after one year.
Pensions:
In 2018, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2017 actuarial funding valuation. A payment of £44 million is due in 2022. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £110 million.
There was a decrease in the commitments in 2021 as a result of a reduction in outstanding loan commitments.

5.C	Research and development, patents and licenses, etc.
The information set forth under the headings:

•	“Innovation” within “Our business model” on page 1;

•	“Innovation” within “Our long-term priorities” on page 10;

•	“Innovation” on pages 17 to 28;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 269 to 271;

•	“Pharmaceutical products, competition and intellectual property” on pages 272 to 273;

•	“Vaccines products, competition and intellectual property” on page 273; and

•	“Consumer Healthcare products and competition” on page 274
of the GSK Annual Report 2021 is incorporated herein by reference.

5.D	Trend information
The information set forth under the heading “Group Financial Review” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Critical Accounting Estimates
Not applicable.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management
The information set forth under the headings:

•	“The Board” on pages 83 to 86; and

•	“GSK Leadership Team” on pages 87 to 88
of the GSK Annual Report 2021 is incorporated herein by reference.

6.B	Compensation
The information set forth under the heading “Remuneration report” on pages 119 to 152; excluding:

•	(i) the second sentence of the first paragraph and (ii) the last sentence of the sixth paragraph, in each case, on page 121; and

•	the heading and the information under the heading “2022 at a glance” on page 124 of the GSK Annual Report 2021 is incorporated herein by reference.

6.C	Board practices
The information set forth under the heading:

•	“Shareholder engagement and Board transition” within the “Chair’s statement” on page 4;

•	“Corporate governance” on pages 82 to 118, excluding:

•	the last sentence of the third paragraph on page 90;

•	the second bulleted paragraph under “Rejection of unsolicited proposals for the CH business” on page 97; and

•	the heading and the information under the heading “Section 172 statement” on page 116; and

•	“Service contracts and letters of appointment” on page 138
of the GSK Annual Report 2021 is incorporated herein by reference.

6.D	Employees
The information set forth under the headings:

•	“Note 9 – Employee costs” on page 185;

•	“Note 30 – Pensions and other post-employment benefits” on pages 205 to 213; and

•	“Number of employees” under “Five year record” on page 265
of the GSK Annual Report 2021 is incorporated herein by reference.

6.E	Share ownership
The information set forth under the headings:

•	“Note 44 – Employee share schemes” on pages 245 to 246;

•	“2021 Total remuneration” on pages 123 to 126 (excluding the heading and the information under the heading “2022 at a glance” on page 124);

•	“Value earned from long term incentives (LTIs)” on page 130;

•	“Update on performance of ongoing LTI awards” on page 131; and

•	“Directors’ interests in shares” on pages 140 to 141
of the GSK Annual Report 2021 is incorporated herein by reference.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders
The information set forth under the headings:

•	“Change of control and essential contracts” within “Directors’ Report” on page 117;

•	“Share capital and control” on pages 288 to 289; and

•	“Analysis of shareholdings at 31 December 2021” on page 290
of the GSK Annual Report 2021 is incorporated herein by reference.

7.B	Related party transactions
The information set forth under the heading “Note 39 – Related party transactions” on page 221 of the GSK Annual Report 2021 is incorporated herein by reference.

7.C	Interests of experts and counsel
Not applicable.

Item 8.	Financial Information

8.A	Consolidated Financial Statements and Other Financial Information:
See Item 18 below.
In addition, the information set forth under the headings:

•	“Note 46 – Legal proceedings” on pages 248 to 250; and

•	“Dividends” on page 290
of the GSK Annual Report 2021 is incorporated herein by reference.

8.B	Significant Changes
The information set forth under the heading “Note 46 – Legal proceedings” on pages 248 to 250 of the GSK Annual Report 2021 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details
The information set forth under the headings:

•	“Market capitalisation” on page 289; and

•	“Nature of trading market” on page 289
of the GSK Annual Report 2021 is incorporated herein by reference.
The trading symbol for GSK’s Ordinary Shares of 25p each on the London Stock Exchange is GSK.L and the trading symbol for GSK’s ADSs on the New York Stock Exchange is GSK.

9.B	Plan of distribution
Not applicable.

9.C	Markets
The information set forth under the headings:

•	The second paragraph under “Share capital and control” on page 288; and

•	“Nature of trading market” on page 289
of the GSK Annual Report 2021 is incorporated herein by reference.

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
(n) Retirement and removal of Directors
A Director is subject to re-election at every annual general meeting of the company. In addition to any power of removal conferred by the Companies Acts the company may by special resolution remove any Director before the expiration of his or her period of office. No Director is required to retire by reason of his or her age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors shall be required.
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
Agreements with Novartis
On April 22, 2014, GSK and Novartis AG (“Novartis”) entered into a three-part, inter-conditional transaction, which they executed, among other agreements, a share and business sale agreement relating to the vaccines business of Novartis. GSK’s shareholders approved the Transaction on December 18, 2014. The transaction closed on March 2, 2015.
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
The information set forth under the heading “Exchange controls and other limitations affecting security holders” on page 288 of the GSK Annual Report 2021 is incorporated herein by reference.

10.E	Taxation
The information set forth under the heading “Tax information for shareholders” on pages 292 to 293 of the GSK Annual Report 2021 is incorporated herein by reference.

10.F	Dividends and paying agents
Not applicable.

10.G	Statement by experts
Not applicable.

10.H	Documents on display
The information set forth under the heading “Documents on display” on page 291 of the GSK Annual Report 2021 is incorporated herein by reference.

10.I	Subsidiary information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
The information set forth under the heading “Treasury policies” in Item 5.A of this annual report in Form 20-F is incorporated herein by reference.
The information set forth under the heading “Note 43 – Financial instruments and related disclosures” on pages 228 to 244 of the GSK Annual Report 2021 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

12.A	Debt Securities
Not applicable.

12.B	Warrants and Rights
Not applicable.

12.C	Other Securities
Not applicable.

12.D	American Depositary Shares
Fees and charges payable by ADR holders
JPMorgan Chase Bank, N.A. serves as the depositary (the “Depositary”) for GSK’s American Depositary Receipt (“ADR”) program. On July 29, 2019, GSK and the Depositary amended and restated the deposit agreement and further amended the deposit agreement on March 15, 2021 (the “Deposit Agreement”) between GSK, the Depositary and owners and holders of ADRs. Pursuant to the Deposit Agreement, ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge (i) a fee of $5.00 per 100 American Depositary Shares (or portion thereof) for the issuance, delivery, reduction, cancellation or surrender (as the case may be) of American Depositary Shares (“ADSs”), (ii) a fee of U.S.$0.05 or less per ADS held (A) upon which any cash distribution is made pursuant to the Deposit Agreement or (B) in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend, (iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to ADR holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the agent or agents of the Depositary (the “Custodian”) and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions).
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
Direct and indirect payments by the Depositary
The Depositary anticipates reimbursing GSK for certain expenses incurred by GSK that are related to the establishment and maintenance of the ADR program upon such terms and conditions as GSK and the Depositary may agree from time to time. The Depositary may make available to GSK a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as GSK and the Depositary may agree from time to time. In 2021 the Depositary made payments of approximately $12.90 million.
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
The information set forth under the heading “Internal control framework” on page 112 of the GSK Annual Report 2021 is incorporated herein by reference.
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
External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2021 and Form 20-F. In 2021 the Committee met 18 times.
Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to page 84 in the biography for “Charles Bancroft” and the second paragraph under “Board Committee information” on page 93 of the GSK Annual Report 2021.
Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.
Section 302: Corporate responsibility for financial reports
Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2021 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2021 and Form 20-F contain no material misstatements or omissions;

•
based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2021 and Form 20-F;

•
they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2021 and Form 20-F;

•
they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•
they have disclosed in the GSK Annual Report 2021 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2021 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•
they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarize and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2021.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2021, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.
The CEO and CFO completed these certifications on March 8, 2022.
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

•
management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2021 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•
Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2021, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board (United States). Their audit report can be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of GlaxoSmithKline plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2021, of the Group and our report dated 8 March 2022, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “
Section 404: Management’s annual report on internal control over financial reporting
” included in Exhibit 15.2 of the Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte LLP
London, United Kingdom
8 March 2022

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert
The information set forth under the headings:

•	“Board Committee information” on page 93; and

•	“Sarbanes-Oxley Act of 2002” on page 296
of the GSK Annual Report 2021 is incorporated herein by reference.

Item 16.B	Code of Ethics
The information set forth under the heading “Code of Conduct and reporting lines” on page 115 of the GSK Annual Report 2021 is incorporated herein by reference. You will find the Code of Conduct at this link:
https://www.gsk.com/en-gb/about-us/policies-codes-and-standards/
.
No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16B(a) that relates to one or more of the items set forth in Item 16B(b) in 2021.

Item 16.C	Principal Accountant Fees and Services
Audit Fees for 2020 and 2021 were paid to Deloitte LLP (PCAOB ID No. 1147).

16C(a)	Audit Fees
The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the rows named “Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002” and “Audit of the company’s subsidiaries” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2021 is incorporated herein by reference.

16C(b)	Audit-Related Fees
The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Audit related and other assurance services” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2021 is incorporated herein by reference. The other assurance services provided by the auditor relate to agreed upon procedures and other assurance services outside of statutory audit requirements.

16C(c)	Tax Fees
Not applicable.

16C(d)	All Other Fees
The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “All other services” in Note 8 – “Operating profit” on page 184 of the GSK Annual Report 2021 is incorporated herein by reference.

16C(e)	The information set forth under the heading “Non-audit services” on page 114 of the GSK Annual Report 2021 is incorporated herein by reference.

16C(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16.G	Corporate Governance
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

	NYSE Corporate Governance Standards	Description of differences between GlaxoSmithKline’s governance practice and the NYSE Corporate Governance Standards

Director Independence (303A.01 of the NYSE Manual)

1.	Listed companies must have a majority of independent directors (as defined in Section 303A.02 of the NYSE Manual (see below).
GlaxoSmithKline complies with the equivalent domestic requirements contained in the UK Corporate Governance Code (the “UK Code”), the latest version of which was issued in July 2018.

The UK Code provides that the board of directors of GlaxoSmithKline (the “Board”) and its committees should have a combination of skills, experience and knowledge. Consideration should be given to the length of the service of the Board and membership should be regularly refreshed (Principle K). The Board should include an appropriate combination of Executive and Non-Executive Directors and, in particular, “independent” Non-Executive Directors (for the purpose of the UK Code) such that no one individual or small group of individuals can dominate the Board’s decision making. There should be a clear division of responsibilities between the leadership of the Board and the executive leadership of GlaxoSmithKline’s business (Principle G). At least half the Board, excluding the Chair, should comprise Non-Executive Directors determined by the Board to be independent (Provision 11). The roles of Chair and Chief Executive should not be exercised by the same individual. If, exceptionally, this is proposed by the Board, major shareholders should be consulted ahead of appointment (Provision 9).

The current Chair of the Board, Sir Jonathan Symonds, was considered independent on appointment (Provision 9).

The Board considers that Charles Bancroft, Vindi Banga, Dr Anne Beal, Dr Vivienne Cox, Dr Hal Dietz, Lynn Elsenhans, Dr Laurie Glimcher, Dr Jesse Goodman and Urs Rohner are independent for the purpose of the UK Code.

A majority of the Board members are independent Non-Executive Directors and, in accordance with the requirements of the UK Code, the Board has appointed one of the independent Non-Executive Directors as Senior Independent Director to provide a sounding board for the Chair and act as an intermediary for other Directors and shareholders where necessary (Provision 12). In January 2012 the Board adopted a formal written role specification for the Senior Independent Director.

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

The Chair satisfied the independence criteria on appointment in accordance with the UK Code (Provision 9). The Chair should not remain in post beyond nine years from the date of their first appointment to the Board. To facilitate effective succession planning and the development of a diverse board, this period can be extended for a limited time (Provision 19).

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

GlaxoSmithKline complied with the UK Code requirement, and its Articles of Association, that all Directors should be subject to annual election or re-election by shareholders (Provision 18) at its Annual General Meeting in 2021 and intends to comply with this requirement at its 2022 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees, the Chairman and individual Directors (Principle L and Provision 21). Annual evaluation of the Board should consider the Board’s composition, diversity and how effectively members work together to achieve objectives. Individual evaluation should demonstrate whether each director continues to contribute effectively (Principle L). GlaxoSmithKline has complied with this requirement. In addition, the annual evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with GlaxoSmithKline and the external facilitator should be identified in the Annual Report (Provision 21). Internally facilitated evaluations were conducted in 2015, 2016, 2018 and 2021. GlaxoSmithKline conducted an externally facilitated evaluation in 2014, 2017, 2019 and 2020.

The Financial Reporting Council’s Guidance on Board Effectiveness (“Guidance”) provides that all Directors should receive an induction on joining the Board and should regularly update and refresh their skills and knowledge. The Chair should ensure that new Directors receive a full, formal and tailored induction on joining the Board (Guidance, para 61, 75-76 & 81). The Chair should act on the results of the annual evaluation by recognising the strengths and addressing any weaknesses of the Board. Each Director should engage with this process and take appropriate action when development needs have been identified (Provision 22).

	Executive Sessions (303A.03 of the NYSE Manual)	Meetings

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	GlaxoSmithKline complies with the equivalent domestic requirements set out in the UK Code, which requires the Chair of GlaxoSmithKline to hold meetings with the Non-Executive Directors without executives present (Provision 13). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chair present to appraise the Chair’s performance and on other occasions as necessary (Provision 12).

The UK Code provides that the Chair should promote a culture of openness and debate by facilitating the effective contribution of all Non-Executive Directors in particular, and constructive board relations between Executive and Non-Executive Directors (Principle F). In addition, the Chair should seek regular engagement with major shareholders in order to understand their views on governance and performance against the strategy. The Chair is responsible for ensuring that the Board as a whole has a clear understanding of the view of shareholders and stakeholders (Principle D and Provision 3). The Board should also understand the views of GlaxoSmithKline’s other key stakeholders and keep engagement mechanisms under review so that they remain effective (Provision 5).

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

GlaxoSmithKline complies with the corresponding domestic requirements set out in the UK Code, which requires GlaxoSmithKline to have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (Provision 17). In practice, GlaxoSmithKline’s current Nominations & Corporate Governance Committee is comprised entirely of independent directors within the meaning of the UK Code. The Chair of the Board should not chair the committee when it is dealing with the appointment of their successor (Provision 17).

GlaxoSmithKline’s Nominations & Corporate Governance Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GlaxoSmithKline’s website and explain the Nominations & Corporate Governance Committee’s role and the authority delegated to it by the Board (Guidance, para 63). The Nominations & Corporate Governance Committee reviews the structure, size, diversity (including gender diversity), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board), leads the process for the appointment of members to the Board and the GSK Leadership Team (the “GLT”), and makes recommendations to the Board as appropriate. The Nominations & Corporate Governance Committee also monitors the planning of succession for the Board and senior management (Provision 17).

The terms and conditions of appointment of the Chair and Non-Executive Directors are available for inspection (Guidance, para 96).

The UK Code requires that GlaxoSmithKline’s Annual Report describes the work of the Nominations Committee in discharging its duties, including the process it has used in relation to appointments, its approach to succession planning and how both support developing a diverse pipeline (Provision 23). Open advertising and/or an external search consultancy should generally be used for the appointment of a chair or a non-executive director. If an external search consultancy is engaged it should be identified in the Annual Report and a statement should be made as to whether it has any other connection with GlaxoSmithKline or individual directors (Provision 20). This section should also include a description of how the Board evaluation has been conducted, the Board’s policy on diversity and inclusion together with its objectives and linkage to GlaxoSmithKline’s strategy, how it has been implemented and progress on achieving the objectives, and the gender balance of those in the senior management and their direct reports (Provision 23). GlaxoSmithKline has complied with this requirement under the UK Code.

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

GlaxoSmithKline’s Remuneration Committee has written terms of reference in accordance with the UK Code, which explain the Remuneration Committee’s role and the authority delegated to it by the Board and are available on GlaxoSmithKline’s website (Guidance, para 63). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the GLT and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chair and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors). It should review workforce remuneration and related policies and the alignment of incentives and rewards with culture, taking these into account when setting the policy for executive director remuneration (Provision 33). Where remuneration consultants are appointed, they should be identified in the Annual Report and a statement should be made as to whether they have any other connection with GlaxoSmithKline or individual directors (Provision 35).

The UK Code provides that the Remuneration Committee:

(a)   should take care to recognise and manage conflicts of interest when receiving views from Executive Directors or senior management, or consulting the Chief Executive about its proposals (Provision 35 & Guidance, para 129) and should have delegated responsibility for setting remuneration for all Executive Directors and the Chair (Provision 33);

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

The Board has determined that Charles Bancroft has the appropriate qualifications and backgrounds to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Exchange Act.

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

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. However, these exempt grants, plans and amendments may be made only with the approval of the listed company’s independent compensation committee or the approval of a majority of the listed company’s independent directors. Companies must also notify the Exchange in writing when they use one of these exemptions.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules, which mandate that GlaxoSmithKline must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4). Please see section 5(c) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GlaxoSmithKline complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GlaxoSmithKline includes an explanation in its Annual Report of how it complies with the principles of the UK Code and a confirmation that it complies with the UK Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GlaxoSmithKline is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. GlaxoSmithKline will comply with these requirements in its 2021 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GlaxoSmithKline’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on GlaxoSmithKline’s website.

Foreign Private Issuer Disclosure (303A.11 of the NYSE Manual)

11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Listed foreign private issuers are required to provide this disclosure in the English language and in their annual reports filed on Form 20-F.	GlaxoSmithKline fulfils this requirement by including this disclosure in its Annual Report on Form 20-F.

Certification Requirements (303A.12 of the NYSE Manual)[SG2]

12.	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GlaxoSmithKline fulfils this requirement by filing the required certifications each year.

Item 16.H	Mine Safety Disclosure
Not applicable.

Item 16.I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
PART III

Item 17	Financial Statements
Not applicable.

Item 18	Financial Statements
The information set forth under the headings:

•	“Consolidated income statement” on page 168;

•	“Consolidated statement of comprehensive income” on page 168;

•	“Consolidated balance sheet” on page 169;

•	“Consolidated statement of changes in equity” on page 170;

•	“Consolidated cash flow statement” on page 171; and

•	“Notes to the financial statements” on pages 172 to 251
of the GSK Annual Report 2021 is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of GlaxoSmithKline plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of GlaxoSmithKline plc and subsidiaries (the “Group”) as at 31 December 2021 and 2020, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2021, and the related notes, included in Exhibit 15.2 on pages 168 to 251 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 December 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 8 March 2022, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
Critical Audit Matter Description
The Group has completed a number of significant transactions which resulted in the recognition of material contingent consideration liabilities, which are a key source of estimation uncertainty. The most significant of these liabilities was the ViiV Healthcare Shionogi Contingent Consideration Liability (ViiV CCL).
The Group completed the acquisition of the remaining 50% interest in the Shionogi-ViiV Healthcare joint venture in 2012. Upon completion, the Group recognised a contingent consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2021 the liability was valued at £5,559 million.
We identified the ViiV CCL as a critical audit matter because of the significant management estimates and assumptions relating to the sales forecasts used in valuing the ViiV CCL and the sensitivity of the valuation to these inputs. The most significant of these relate to sales forecasts in the United States (US) on certain products in the treatment portfolio. Such forecasts are based on an assessment of the expected launch dates, the ability to shift market practice and prescriber behaviour towards long-acting injectable treatmentsand 2-drug regimens, the continuing impact of COVID-19 related restrictions on HIV prescriptions and subsequent sales volumes and pricing. The forecasts also required significant audit effort to perform appropriate audit procedures to challenge and evaluate the reasonableness of those forecasts.
As set out in the Group financial statements in the Post Balance Sheet Events note, the agreement reached with Gilead to settle the global patent infringement litigation relating to commercialisation of Gilead’s Biktarvy increases the future consideration payable to Shionogi and therefore impacts the fair value of the ViiV CCL. As a result, in our audit we assessed management’s estimate of this impact.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related to the sales forecasts:

•
Obtained the Group’s assessment of the key inputs and assumptions used in the forecasts and evaluated their appropriateness, including through enquiries of key individuals from the senior leadership team, commercial strategy team and key personnel involved in the budgeting and forecasting process, and inspection of supporting evidence;

•
Challenged the US volume assumptions made by the Group to estimate sales forecasts. This involved benchmarking forecast market share data against external data, such as total prescription volumes and new patient prescription volumes, in order to assess for any sources of contradictory evidence;

•
Evaluated the reasonableness of US pricing assumptions by the Group, by comparing the forecasted Returns and Rebates rate by product against the current rate, and assessing the forecasted Returns and Rebates against comparable products and expected changes in payer policy;

•
Considered the results of clinical studies undertaken in the year by the Group and key competitors in order to assess whether these are corroborative or contradictory to assumptions used in the product portfolio sales forecasts in the US;

•
Benchmarked the Group’s sales forecasts against those included in reports from 14 analysts and considered sales forecasts on both a total ViiV basis and an individual product basis, assessing against identified contradictory data;

•
Inspected the agreement with Gilead and evaluated management’s approach to ensure it meets relevant accounting standards requirements and that the inputs used in estimating the impact on the fair value of the ViiV CCL are consistent with the agreement and external data; and

•
Tested the controls over the key inputs and assumptions used in the valuation of the contingent consideration liability, including review controls over the sales forecasts of the treatment product portfolio used to value the ViiV CCL.

Valuation of US Returns and Rebates (RAR) accruals
Accounts impacted: Turnover and Trade and other payables
Refer to Notes 3 and 28 to the financial statements
Critical Audit Matter Description
In the US the Group sells to customers under various commercial and government mandated contracts and reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products. As such, revenue recognition reflects gross-to-net sales adjustments. These adjustments are known as the Returns and Rebates (RAR) accruals and are a source of significant estimation uncertainty which could have a material impact on reported revenue.
In the US Pharmaceuticals business in 2021 $17,215 million of RAR deductions were made to gross revenue of $33,598 million, resulting in net revenue of $16,383 million. The balance sheet accrual at 31 December 2021 for the combined US Pharmaceuticals and Vaccines businesses amounted to $6,795 million.
The three most significant payer channels (also referred to as buying groups) to which the RAR accrual relates are managed healthcare organisations, Medicaid, Ryan White and Medicare Part D.
The two main causes of significant estimation uncertainty are:

•
The utilisation rate, which is the portion of total sales that will be made into each payer channel, estimated by the Group in recording the accruals. The utilisation assumption is the most challenging of the key assumptions used to derive the accrual given that it is influenced by market demand and other factors outside the control of the Group; and

•
The time lag between the point of sale and the point at which exact rebate amounts are known to the Group upon receipt of a claim. Those payer channels with the longest time lag result in a greater accrued period, and therefore, a greater level of estimation uncertainty in estimating the period end accrual.

The level of estimation uncertainty is also impacted by significant shifts in channel mix driven by changes in the competitive landscape, including competitor and generic product launches and other macroeconomic factors. As such, we focus on the utilisation assumptions for those products where we deem the level of estimation uncertainty to be the most significant.
Furthermore, auditing standards presume that a significant fraud risk exists in revenue recognition. In line with this presumption, we also focus on the period-end adjustments made to the RAR accruals. These adjustments reflected updates made to the initial assumptions included within the forecasted RAR rates and, in our view, present the greatest opportunity for fraud in revenue recognition (notwithstanding the existence of internal controls).
How the Critical Audit Matter Was Addressed in the Audit
Audit procedures performed
We performed the following audit procedures, amongst others, related to estimates in the RAR accruals:

•
Challenged assumptions for a selection of utilisation rates, focusing on certain products where we concluded the accrual is most sensitive to these assumptions. Our challenge included comparison to historical utilisation rates, consideration of historical accuracy and drivers of market changes such as the impact of ongoing generic competition and the macroeconomic impacts from the COVID-19 pandemic;

•
Supplemented this with substantive analytical procedures by developing an independent expectation of the accrual balance for each of the key segments, based on historical claims received adjusted to reflect market changes in the period including an assessment of the time lag between the initial point of sale and the claim receipt. We then compared this independent expectation to those recorded to evaluate the appropriateness of the year ending accrual position;

•
Considered the historical accuracy of estimates and evaluated whether forecast assumptions had been appropriately updated in a selection of cases where the actual rebate claims differed to the amount accrued;

•	Challenged the appropriateness of, and completeness of, period-end adjustments to the liability made as part of the ongoing review of the estimated accrual; and

•	Tested the key controls over the estimation of RAR accruals including the controls associated with the forecasting of utilisation rates process and the month-end accrual review controls.
Valuation of other intangible assets
Accounts impacted: Other intangible assets, Cost of sales, Research and development, and Selling, general and administration
Refer to Notes 20 and 40 to the financial statements
Critical Audit Matter Description
As at 31 December 2021, the Group held £29,115 million of other intangible assets (including licences, patents, trademarks and brand names, but excluding goodwill and computer software). The recoverable amount of these other intangible assets relies on certain assumptions and estimates of future trading performance which create estimation uncertainty.

The assets most at risk of material impairment were identified using sensitivity analysis on key assumptions and a review of potential triggering events that could be indicative of an impairment in the carrying value of associated assets. As a result of this analysis, we performed additional audit procedures on certain indefinite life Consumer Healthcare intangible assets.
Key assumptions applied in determining the recoverable amount include the future sales growth rates and profit margin levels, as well as the likelihood of successful new product innovations. Changes in these assumptions could lead to an impairment of the carrying value of the other intangible assets.
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
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related to the future sales growth, likelihood of successful new product innovations and profit margin levels used in the assessment of other intangible assets for impairment:

•
Met with the key individuals from the senior leadership team, product category leads and key personnel involved in the forecasting process to discuss and evaluate the Group’s evidence to support future sales growth rates and profitability assumptions;

•
Evaluated the Group’s risk assessment of the impact of climate change on long term forecasts by comparing to external data points which focused on the largest products with material carrying values and the least headroom.

•
Evaluated the business assumptions applied in estimating sales and gross profit margin forecasts, including benchmarking of forecasts against external market data and actual trading performance costs. This included independent market research of expected category growth and assessment of any sources of contradictory evidence;

•	Compared the forecast sales and gross profit margins to the Plan data (asset by asset internal forecasts) approved by the GSK Leadership Team and the Board of Directors;

•	Assessed the historical accuracy of forecasts including consumption data and estimates of new sales from innovation;

•
Considered whether events or transactions that occurred after the balance sheet date but before the reporting date affect the conclusions reached on the carrying values of the assets and associated disclosures; and

•
Tested review controls over the key inputs and assumptions used in the valuation of other intangible assets. The controls encompass review of the valuation models, which contain a number of assumptions such as the revenue growth rates and profit margins.

Valuation of uncertain tax positions, including transfer pricing
Accounts impacted: Corporation tax payable, Deferred tax liabilities and Taxation charge
Refer to Notes 3 and 14 to the financial statements
Critical Audit Matter Description
The Group operates in numerous jurisdictions and there are open tax and transfer pricing matters and exposures with UK, US and overseas tax authorities that give rise to uncertain tax positions. There is a wide range of possible outcomes for provisions and contingencies. Certain judgements in respect of estimates of tax exposures and contingencies are required in order to assess the adequacy of tax provisions, which are sometimes complex as a result of the considerations required over multiple tax laws and regulations.
At 31 December 2021, the Group has recorded provisions of £858 million in respect of uncertain tax positions.
How the Critical Audit Matter Was Addressed in the Audit
With the support of tax specialists, we assessed the appropriateness of the uncertain tax provisions by performing the following audit procedures amongst others:

•
Assessed and challenged provisions for uncertain tax positions through the evaluation of possible outcomes. Our procedures were focused on those jurisdictions where the Group has the greatest potential exposure and where the highest level of judgement is required;

•
Assessed the assumptions and judgements that are required to determine the range of possible outcomes for recognition and measurement of uncertain tax positions in compliance with the requirements of IFRIC 23;

•	Involved our transfer pricing specialists to evaluate the transfer pricing methodology of the Group and associated approach to provision recognition and measurement;

•
Considered evidence such as the actual results from the recent tax authority audits and enquiries, third-party tax advice obtained by the Group and our tax specialists’ own knowledge of market practice in relevant jurisdictions; and

•	Tested key controls over preparation, review and reporting of judgmental tax balances and transactions, which include provisions for uncertain tax provisions.
/s/ Deloitte LLP
London, United Kingdom
8 March 2022
The first accounting period we audited was 31 December 2018

Item 19	Exhibits

1.1	Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-232726) filed with the Commission on July 19, 2019.

2.2	Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, is incorporated by reference to the post-effective amendment No. 1 to the Registration Statement on Form F-6 filed with the Commission on March 15, 2021.

2.3	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March 29, 2017 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019 .

4.4	UK Service Agreement between GlaxoSmithKline LLC and Hal V. Barron dated December 16, 2017 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020.

4.5	UK Service Agreement between GlaxoSmithKline Services Unlimited and Iain Mackay dated 18 September 2018 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.

4.6	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of December 19, 2018 is incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.8	Amendment Agreement dated July 31, 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of July 31, 2019 is incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020.

4.9	Shareholders’ Agreement among GlaxoSmithKline Consumer Healthcare Holdings Limited, Pfizer Inc., PF Consumer Healthcare Holdings LLC, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited dated as of July 31, 2019 is incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth in Note 45 to the financial statements on page 247 of the GSK Annual Report 2021 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Iain Mackay.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

15.2*	GSK Annual Report 2021.

17	List of Subsidiary Issuers of Guaranteed Securities is incorporated by reference to Exhibit 22 to the Registration Statement on Form F- 3 filed with the Commission on March 26, 2021.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*
Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2021 is not deemed to be filed as part of this Form 20-F.

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

GlaxoSmithKline plc

March 8, 2022	By:	/s/ Iain Mackay
Iain Mackay
Chief Financial Officer