Form 20-F
period 2022-12-31
GSK PLC
filed 2023-03-10
CIK 1131399

As filed with the Securities and Exchange Commission on March 10, 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                     to
Commission file number
1-15170

GSK plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
980 Great West Road, Brentford, Middlesex TW8 9GS England
(Address of principal executive offices)
Victoria Whyte
Company Secretary
GSK plc
980 Great West Road
Brentford, TW8 9GS
England
+44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 31 1 ⁄ 4 pence	GSK	New York Stock Exchange
0.534% Notes due 2023	GSK/23C	New York Stock Exchange
3.000% Notes due 2024	GSK/24	New York Stock Exchange
3.625% Notes due 2025	GSK/25	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of Par value 31 1 ⁄ 4 pence each	4,311,343,341
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
☒
  Yes
☐
  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule
12b-2
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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
of the Exchange Act).
☐
  Yes
☒
  No

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for GSK plc’s Form 20- F for the year ended December 31, 2022 as set out below is being incorporated by reference from the “GSK Annual Report 2022” included as exhibit 15.2 to this Form 20-F dated and submitted on March 10, 2023 (the “GSK Annual Report 2022”).

All references in this Form 20-F to the “Group,” “GSK,” “we” or “our” mean GSK plc and its subsidiaries; the “company” means GSK plc.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading.

In addition to the information set out below, the information set forth under the headings “Cautionary statement regarding forward-looking statements” on page 317, “Directors’ Report” on page 130, “Directors’ statement of responsibilities” on pages 166 and 167, “Share capital and control” on pages 296 and 297, “Financial calendar 2023”, “Results announcements”, “Financial reports” and “Annual General Meeting 2023” on page 299, “Registrar” on page 302, “ADS Depositary”, “Donating shares to Save the Children”, “Contacts” and “Share scam alert” on page 303, “Section 13(r) of the Exchange Act” on page 305 and “Glossary of terms” on page 315 in each case of the GSK Annual Report 2022 is incorporated by reference.

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from certain portions of the GSK Annual Report 2022 incorporated by reference herein, namely “Directors’ Report” (for which see page 130 thereof), the “Strategic Report” (pages 1 to 95 thereof, portions of which are incorporated by reference as described below) and the report on “Remuneration” (pages 132 to 164 portions of which are incorporated by reference as described below). These reports have been drawn up and presented in accordance with, and in reliance upon, English company law. Under English law, the Directors would be liable to the company, but not to any third party, if these sections of the GSK Annual Report 2022 contain errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Portions of the GSK Annual Report 2022 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the GSK Annual Report 2022 is not incorporated into this Form 20-F and should not be considered to be part of this Form 20-F. We have included any references to the website as an inactive textual reference only.

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

Operating in the biopharmaceutical sector carries various inherent risks and uncertainties that may affect our business. We must comply with a broad range of laws and regulations which apply to the research and development, manufacturing, testing, approval, distribution, sales, and marketing of pharmaceutical and vaccine products. These affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.

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

More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 47, ‘Legal proceedings’ on pages 265 to 267 of the GSK Annual Report 2022, which is incorporated by reference herein.

Patient safety

Risk definition

The risk that GSK, including our third parties, potentially fails to appropriately collect, review, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to act on any relevant findings in a timely manner.

Risk impact

GSK will not tolerate an unfavourable benefit-to-risk profile for patients who use our products. As the most important consequence of ineffective pharmacovigilance is the potential for harm to patients, we maintain robust processes for managing human safety information, conducting timely safety signal detection, and ensuring appropriate measures are in place to manage risks to patients. GSK also intends to fully comply with pharmacovigilance and other relevant regulations worldwide. Non-compliance could result in inspection findings, regulatory scrutiny, civil or criminal sanctions and either temporary or permanent loss of product marketing authorisation. We regularly review and respond to all patient safety risks to limit the potential for reputational damage, loss of trust by patients and healthcare providers, product-related litigation, and loss of shareholder confidence.

Context

We are fully accountable for safeguarding patients; our failure to do so effectively could result most importantly in harm to patients, as well as reputational damage and/or product liability litigation. We conduct internal safety surveillance and rely on access to safety information from external sources. Information on the safety and efficacy of our products in humans is collected during clinical development, with more comprehensive information incorporated from real-world use once our products are marketed. There are examples of regulatory agencies using real-world evidence from sources which may not be accessible to the industry to supplement and validate the evidence we use to support the safety and efficacy of our products. There is a potential emerging risk that technology companies or other data custodians may similarly draw and communicate conclusions about the safety of our products based on digital health data collected through their platforms that is inaccessible by either the industry or regulatory agencies.

Our licence to operate depends on our compliance with regulatory requirements worldwide, not only those directly related to patient safety but extending to privacy and information security regulations as well. Regulatory compliance depends on appropriate identification and management of human safety information by all employees and third parties acting on our behalf. We are pursuing innovative solutions to enhance our ability to perform pharmacovigilance, including Artificial Intelligence and Machine Learning technology to augment our capacity to manage increasing volumes of adverse event reports from varied sources, and advancing technical solutions for delivering safety information and risk minimisation measures to patients and health care providers.

The COVID-19 pandemic has had an impact on pharmacovigilance activities by increasing public focus on safety and efficacy of medicines and vaccines, highlighting the importance of robust business continuity planning for uninterrupted safety oversight and regulatory compliance (including the ability to accommodate remote regulatory inspections), and accelerating automation to manage increasing volumes of adverse events.

Product quality

Risk definition

The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products; compliance with industry practices and regulations in manufacturing and distribution activities; and terms of GSK product licenses and supporting regulatory activities.

Risk impact

A failure to ensure product quality could have far-reaching implications for patient safety, cause product launch delays, drug shortages or product recalls, and have regulatory, legal, and financial consequences. These could materially and adversely affect GSK’s reputation and financial results.

Context

The external environment for product quality remains challenging, with increased cyber-attacks and data breaches across the industry. Cyber-attacks remain a key risk to the integrity of product quality data and its audit trail. We met our commitments for the 2021 European Medicines Agency (EMA) requirements for licensing of Medical Devices. We continue to plan for the deployment of the New Annex 1 guidance for the manufacture of Sterile Medicinal products which was published    in September 2022 and sets an expectation for compliance by August 2023. We are actively managing this implementation in the context of global equipment and component supply chain constraints affecting the industry. We are increasingly applying advanced digital technologies and insights to drive scientific excellence to enhance the development, manufacture and testing of our products. For example, we use new electronic documentation systems and advanced laboratory information management tools. Our quality organisations are aligned to make sure quality procedures and governance can facilitate the new company strategy. Pre-pandemic levels of on-site inspections have resumed, and we continue to take steps to ensure our inspection readiness.

Financial controls and reporting

Risk definition

The risk that GSK fails to comply with current tax laws, fails to report accurate financial information in compliance with accounting standards and applicable legislation, or incurs significant losses due to treasury activities.

Risk impact

Non-compliance with existing or new financial or new ESG reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose GSK to litigation and regulatory action and could materially and adversely affect our financial results. Failure to comply with changes in the substance or application of the laws governing transfer pricing, dividends, tax credits and intellectual property could also materially and adversely affect our financial results. Failure to comply with applicable sanctions laws and regulations could result in GSK being investigated by relevant government agencies and authorities and/or in legal proceedings against us. Government investigations and litigation, can be unpredictable and regardless of their outcome, may be costly, require significant management attention, and damage our reputation. Inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults could lead to significant losses.

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

These may be higher or lower than the UK statutory rate and may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could affect GSK’s tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines and vaccines, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation, with profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law. The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities. We expect there to be a continued focus on tax reform, driven by initiatives by the OECD and the EC to address the tax challenges arising from digitalisation of the economy. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders. Laws, regulations, orders and other measures restrict dealings with certain countries, governments, government officials, entities, individuals, use of financial institutions and movement of funds. Circumvention of sanctions and export controls can be a criminal offence and GSK has a zero tolerance policy for breaches of its sanctions obligations. While we believe the Group complies with all applicable sanctions in all material respects, such laws are complex and continue to evolve rapidly.

Anti-bribery and corruption (ABAC)

Risk definition

The risk that GSK or our third parties potentially fail to comply with applicable laws, regulations, or internal requirements and to ensure appropriate controls and governance over bribery and corruption in business activities.

Risk impact

Failure to mitigate this risk could expose GSK and associated persons to governmental investigation, regulatory action, and civil and criminal liability. It may compromise GSK’s ability to supply its products under certain government contracts. In addition, failure to prevent bribery or corruption could have substantial implications for GSK’s reputation and the credibility of senior leaders. It might erode investor confidence in our governance, risk management and future performance, and have a consequential negative impact on share performance. It could also lead to the imposition of significant financial penalties and the imposition of additional reporting obligations.

Context

There continues to be a strong enforcement appetite for foreign bribery investigations and prosecutions, with a particular focus on the conduct of multinational companies wherever they operate. Financial penalties handed down in proven corruption cases are often very significant.

Disruption to global supply chains and the commercial pressures caused by higher than usual inflation rates are likely to increase the risks of bribery and corruption in certain contexts.

However, greater transparency and collaboration among enforcement authorities, advances in technology and the use of data analytics are providing better platforms to streamline processes and detect potential issues.

Commercial practices

Risk definition

The risk that GSK or our third parties potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.

Risk impact

Failure to engage in activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; with appropriate interactions with healthcare professionals (HCPs), organisations and patients; with legitimate and transparent transfers of value; and with pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and business tendering, could materially and adversely affect our ability to deliver our strategy and long-term priorities. Additionally, it may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Any practices that are found to be misaligned with our values and expectations could also result in reputational harm and dilute the trust established with external stakeholders.

Context

We operate in a highly regulated and extremely competitive biopharma industry, amongst peers who make significant product innovations and technical advances and intensify price competition. Additional external factors impacting our business operations include the ongoing effects of the COVID-19 global pandemic, access limitations to our customers, macroeconomic inflationary dynamics, and pricing pressure across markets. To achieve our strategic objectives, we must continue to develop commercially viable new products and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and payers. Financially, new products/indications carry with them an uncertainty with regards to future success. Product development is costly, lengthy, and uncertain, and carries with it the potential for failure at any stage. Even after successful product development, we face challenges in how we launch, and our competitors’ products or pricing strategies could render our assets less competitive. We support product innovation through our continued focus on both in-person and virtual engagement, with a constant focus on our patient.

Once we have an approved medicine or vaccine, it is our obligation to provide important information to the healthcare community in various ways, always in a responsible, legal, and ethical manner. Appropriate product promotion ensures HCPs have access to the information they need, that patients and consumers have the facts about the medicines and vaccines they require, and that products are prescribed, recommended, or used in a manner that provides healthcare benefit. We are committed to the ethical and responsible commercialisation of our products in support of our purpose to improve the quality of human life and get ahead of disease together.

Scientific and patient engagement

Risk definition

The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the science of our medicines and associated disease areas, and provide grants and donations in a legitimate and transparent manner compliant with laws, regulations, industry codes and internal controls and requirements.

Risk impact

Without controls in place, the risk could result in real, perceived, or disguised promotion including off-label and prior- authorisation promotion, and real or perceived provision of medical advice. This in turn could lead to criminal investigations and penalties, civil litigation, or competitor complaints. At the same time, if we do not engage fully and appropriately, this could result in patient harm, failure to advance science and innovation, reputational damage, and financial loss. Such consequences may reduce the trust of the public, patients, healthcare professionals, payers, regulators and governments.

Context

Scientific and patient engagements are diverse non-promotional activities directed at healthcare professionals, patients, payers, and external stakeholders. Such engagements aim to improve patient care through the exchange or provision of knowledge on the use of our products and related diseases. Scientific and patient engagement with external stakeholder groups is vital to GSK, as a research-based biopharma company that is ambitious for patients and is necessary to advance science and medicine.

We expect our activities to be scientifically sound and accurate, conducted ethically and transparently, and compliant with applicable codes, laws, and regulations. There are many industry and local codes and laws and other regulations that apply (such as Privacy, Data integrity). That means measured risk-taking, rooted in sound ethical considerations, and principles-based decision-making, training, communication, and monitoring of such activities are key to managing the risk and enabling full and appropriate engagement.

Data ethics and privacy

Risk definition

The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through artificial intelligence, data analytics or automation; secure; share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.

Risk impact

Non-compliance with data privacy laws globally could lead to harm to individuals and GSK. It could also damage trust between GSK and individuals, communities, business partners and government authorities. Many countries have increased the enforcement powers of their data protection authorities by allowing them to impose significant fines, impact cross-border data flows, or temporarily ban data processing. Many new national laws also enable individuals to bring collective legal actions against companies such as GSK for failure to follow data privacy laws.

Context

Data protection and privacy legislation is diverse, with limited global harmonisation or simplification. It is challenging for multinationals to standardise their approach to compliance with data privacy laws. Governments are enforcing compliance with data protection and privacy laws more rigorously. The approach and focus of data protection and privacy regulators also differs between regions and countries, which further creates challenges for global organisations seeking to implement a single harmonised global privacy programme.

Increases in the volume of data processed and advances in technology have resulted in a greater focus on data governance and the ethical use of personal information, over and above compliance with data privacy laws. Companies seeking to foster innovation in artificial intelligence and other new technologies are faced with evolving decisions from global policymakers on how best to promote trust in these systems and avoid unintended outcomes or harmful impacts.

Additionally, there are a number of emerging laws concerning the localisation of data, restrictions on international transfers and data security, which are changing existing frameworks that GSK has previously relied upon. This increasing trend for data sovereignty affects our ability to drive medical innovation and to effectively operate internationally.

Research practices

Risk definition

The risk that GSK or our third parties potentially fail to adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.

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

Context

Research involving animals can raise ethical concerns. In many cases, however, research involving animals is the only way to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research, development, and testing, while complying with regulatory requirements and reducing the impact on the animals used. Human subject research is critical to assessing and demonstrating the safety and efficacy of our investigational products or further evaluating our products once they have been approved. This research includes clinical trials in healthy volunteers and patients and adheres to regulations and high ethical, medical, and scientific standards. We disclose the results of this research externally regardless of whether they reflect positively or negatively on our products, so that the scientific community can learn from the outcomes of our research. We also work with human biological samples which are fundamental to the discovery, development, and safety monitoring of our products.

We are committed to managing human biological samples in accordance with relevant laws, regulations, and ethical principles, and in a manner that respects the interests of sample donors. Data is pivotal to our R&D strategy, and we are maximising the use of data to serve patients. Governing our data in accordance with relevant laws, regulations, contractual obligations, expectations, and our culture across privacy, information security, and data integrity is essential.

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

Environment, health, and safety (EHS)

Risk definition

The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organisation’s assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of hazardous materials, or release of substances harmful to the environment that disrupts supply or harms employees, third parties or the environment.

Risk impact

Failure to manage EHS risks could lead to significant harm to people, the environment and the communities in which we operate, fines, inability to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the company’s reputation, which could materially and adversely affect our financial results.

Context

GSK is subject to the health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment and the communities in which we operate.

Information security

Risk definition

The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance over unauthorised access, disclosure, theft, unavailability or corruption of GSK’s information, key systems or technology infrastructure.

Risk impact

Failure to adequately protect our information and systems may cause harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction or damage to our reputation.

Context

The external environment continues to be extremely challenging, making it hard to keep pace with increasingly sophisticated cyber threats. This is due to many factors including increased geopolitical conflict and digital nationalism, rising frequency and severity of data breaches and growing capability and sophistication of bad actors and cyber criminals. GSK’s business relies on operating a highly connected information network of internal and external systems, which hold confidential research and development, manufacturing, commercial, workforce and financial data. This means that our systems and information have been and will continue to be the target of cyber-attacks. Acceleration in the use of digital, data and analytics and cloud computing capabilities to drive GSK’s pipeline and performance requires us to continuously adapt and strengthen our controls and defensive capabilities. GSK also relies on third-party contractors, partners and suppliers who face similar cyber threats and this continues to be a vector of risk to manage as well.

Supply continuity

Risk definition

The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.

Risk impact

We recognise how important the continuity of supply of our products is to the patients who rely on them. Supply disruption can lead to:

•	Product shortages and product recalls

•	Regulatory intervention

•	Reputational harm

•	Lost sales revenue

Consequently, we need sophisticated end-to-end supply chain management with robust crisis management and business continuity plans in place to respond.

Context

We run our supply chains in a continually evolving, highly-regulated environment. There is no single set of global regulations which governs the manufacture and distribution of medicines, and we must adhere to the requirements in all those markets in which we licence, sell or manufacture our products. We rely upon our internal Quality Management System and our Internal Control Framework to ensure we continue to preserve our licence to operate.

Our complex end-to-end supply chains often involve third-party suppliers, from Active Pharmaceutical Ingredient (API) manufacturers and raw material suppliers through to Third-Party Logistics Providers and contract engineering firms. We embed integrated risk management into our sourcing and day to day business processes, alongside our Third-Party Oversight programme.

External factors continued to challenge supply continuity in 2022. In the early part of the year COVID-19 continued to disrupt our sourcing of biosciences materials across our Medicines and Vaccines supply chains (e.g. vials, syringes and single-use systems components). The Ukraine conflict has resulted in supply disruption to the region. To manage these disruptions, we deployed bespoke de-risking plans using crisis and continuity plans to manage the detail and mitigate the risk of supply continuity problems, e.g. by dual sourcing of materials or re-routing of shipments to avoid conflict zones. Keeping our patients supplied with their medicines is our priority.

New technology and modality platforms within supply chains are changing the requirements for the skillsets of people working in this field. We have implemented a new Chemistry, Manufacturing and Controls Operating Model in 2022. This brings cross-fertilisation of talent focus on the skills needed for the future for innovative manufacturing.

Industrial relations are also a current risk to supply continuity, with the threat of industrial action being averted in our UK manufacturing sites through successful dialogue with unions. Continued business monitoring is in place to assess the risk of the spread of industrial relations challenges resulting from global cost of living pressures.

Climate-related risks

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

Risk impact

We recognise that the way we respond to climate change and manage environmental risks affects our ability to supply products to patients and consumers and could lead to harm to the environment and our reputation. For example, risks from increasing levels of water stress could lead to interruptions to supply of water to our sites and third-party supply sites, and increasing frequency of extreme weather events may cause disruptions to our and third-party supply sites, affecting our ability to supply products to patients and consumers.

Current and future regulatory responses to address climate change may result in increased costs and compliance obligations, including restricting our ability to manufacture certain products and/or requiring us to find alternatives for the manufacture of certain products. For example, regulations governing the use of high global warming potential (GWP) substances are being updated in the EU and were recently updated in the US, which will lead to increasing costs and could restrict GSK’s ability to manufacture its metered dose inhaler products that use a high GWP propellant. In addition, our ability to meet our target of reducing carbon emissions by 80% and 90% by 2030 and 2045, respectively, is based on our investment in an R&D programme to reduce greenhouse gas emissions from metered dose inhalers, including successful clinical trials and obtaining regulatory approvals. Limitations in the jurisdictions in which we operate may also limit our access to renewable energy sources and electric vehicles, which may affect our ability to achieve reductions in emissions across our operations. Failure to meet fast-evolving regulatory requirements and stakeholder expectations could also result in litigation or regulatory actions or lead to increasing demand for low carbon medicines and vaccines, affecting demand for our products, which may have a material adverse impact on our financial results and longer term loss of trust, undermining the credibility of the company.

Context

It is increasingly understood that the interconnected effects of climate change, nature loss, and society’s impact on both are influencing human health. Internal and external expectations for companies to address their impact on the environment are increasing, as are the effects of climate change on operational resilience, in regard to access to energy, water and the natural resources used in products, along with potential cost increases from any regulatory changes or environmental taxes, such as carbon taxes in countries where GSK manufacturers and sources goods from third parties.

Risks associated with COVID-19

The potential impact of the COVID-19 pandemic on GSK’s trading performance and all its principal risks is continually assessed. While GSK was encouraged by the uptake of its vaccines and medicines in 2022, the pandemic remains a dynamic ongoing risk, with the World Health Organization continuing to monitor the emergence of new variants. The current rate of infection is predominantly driven by the circulation of the BA.5 subvariant and its descendent lineages, which are still the dominant subvariants of Omicron globally. While COVID-19 vaccines are being updated with Omicron variants to provide broader immunity against circulating and emerging variants, these subvariants and potential future variants of concern could potentially impact GSK’s trading results, clinical trials, supply continuity and its employees materially.

Risks relating to the separation of the Consumer Healthcare business

On 18 July 2022, GSK separated its Consumer Healthcare business from the Group to form Haleon, an independent listed company. Following the demerger, GSK continues to hold 6.0% of the shares of Haleon (including shares received by GSK’s consolidated ESOP trusts) and 7.5% remains held by certain Scottish Limited Partnerships set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for its UK defined benefit pension schemes.

The realisation of the anticipated benefits of the separation is subject to a number of factors, including many which are outside the control of the Group. There can be no guarantee that the anticipated benefits of the separation will be realised in full or in part, or as to the timing of when any such benefits may be realised. In addition, even if the anticipated benefits of the separation are realised, the market price of the GSK shares may not reflect such benefits.

Following the separation, GSK’s business is smaller and less diversified than it was prior to the separation, with greater relative exposure to the global pharmaceuticals and vaccines markets and the risks associated with such markets. As a result of the reduction in GSK’s size, should any part of its business underperform, this may have a greater adverse impact on the Group than would have been the case prior to the separation.

In addition, the value of GSK’s retained investment in Haleon will be affected by changes in the market price of Haleon shares, and may decrease in value as a result of any decrease in the market price of Haleon shares.

The failure of GSK to realise any of the anticipated benefits of the separation, including the value of its retained investment in Haleon, could have a material adverse impact on the Group’s business, financial condition, results of operations and/or prospects.

Item 4.	Information on the Company

4.A	History and development of the company

The information set forth under the heading:

•	“About GSK” on page 317;

•	“Head Office and Registered Office” on the outside back cover;

•	“Note 41 – Acquisitions and disposals” on pages 237 to 241; and

•	“Demerger and Share Consolidation” on page 296

of the GSK Annual Report 2022 is incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. GSK’s Internet address is gsk.com.

4.B	Business overview

•	See Item 3.D “Risk factors” above.

In addition, the information set forth under the headings:

•	“Ahead Together” on page 1 (excluding the paragraph under the heading “We’re confident in our future”)

•	“Chair’s statement” on pages 4 and 5 (excluding (i) the seventh paragraph on page 4 and (ii) the first paragraph under “Targets and governance” on page 5);

•	“CEO’s statement” on pages 6 and 7 (excluding the heading “Strong 2022 performance increases confidence in delivering growth through 2026 and beyond” and the paragraphs thereunder on page 6);

•	“Business model” on pages 8 and 9 (excluding (i) the second paragraph under “Performance” on page 9 and (ii) the last paragraph at the bottom of page 9);

•	“Our culture and people” on pages 10 and 11;

•	“Our external environment” on pages 12 to 14;

•	“Research and Development” on pages 15 to 28;

•	“Performance: Vaccines” on pages 29 to 32;

•	“Performance: Specialty Medicines” on pages 33 to 37 (excluding the fifth bullet under “Drivers of growth across the portfolio” on page 35);

•	“Performance: General Medicines” on pages 38 to 40;

•	“Responsible business” on pages 41 to 50 (excluding the second paragraph under the heading “2022 ESG Performance Rating” on page 42);

•	“Climate-related financial disclosures” on pages 55 to 63 (excluding the third sentence in Note 2 to the table on page 62);

•	“Note 6 – Turnover and segment information” on pages 195 to 197;

•	“Note 41 – Acquisitions and disposals” on pages 237 to 241;

•	“Pharmaceutical products, competition and intellectual property” on pages 282 and 283; and

•	“Vaccines products, competition and intellectual property” on page 284 of the GSK Annual Report 2022 is incorporated herein by reference.

4.C	Organizational structure

The information set forth under the headings:

•	“Note 46 – Principal Group companies” on page 264; and

•	“Group companies” on pages 307 to 314

of the GSK Annual Report 2022 is incorporated herein by reference.

4.D	Property, plant and equipment

The information set forth under the heading “Property, plant and equipment” under “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the headings:

•	“PP&E, intangible asset and goodwill impairment by segment” and “PP&E and intangible asset impairment reversals by segment” within “Note 6 – Turnover and segment information” on page 197; and

•	“Note 17 – Property, plant and equipment” on pages 208 and 209 of the GSK Annual Report 2022 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

5.A	Operating results

The information set forth under the heading “Our external environment” on pages 12 to 14 of the GSK Annual Report 2022 is incorporated herein by reference.

The following tables reconcile Total results to Adjusted results. References to the reconciliations on pages 81 to 83 and page 277 of the GSK Annual Report 2022 should be read to refer to the information in these tables.

Adjusted results reconciliation – 31 December 2022

	Total results		Profit from discontinued operations		Intangible asset amortisation		Intangible asset impairment		Major restructuring		Tranaction related		Divestments, significant legal and other items		Adjusted results
	£m		£m		£m		£m		£m		£m		£m		£m
Gross profit from continuing operations	19,770				648				102		45		18		20,583
Operating profit from continuing operations	6,433				739		296		321		1,750		(1,388)		8,151
Profit before taxation from continuing operations	5,628				739		296		323		1,750		(1,378)		7,358
Profit after taxation from continuing operations	4,921				589		232		236		1,508		(1,266)		6,220
Profit after taxation from discontinued operations	10,700		(10,700)												—

Total profit after taxation	15,621		(10,700)		589		232		236		1,508		(1,266)		6,220
Profit attributable to shareholders from continuing operations	4,461				589		232		236		1,373		(1,266)		5,625
Profit attributable to shareholders from discontinued operations	10,495		(10,495)												—

Total profit attributable to shareholders	14,956		(10,495)		589		232		236		1,373		(1,266)		5,625
Basic earnings per share (pence) from continuing operations	110.8	p			14.6	p	5.8	p	5.9	p	34.1	p	(31.5	)p	139.7	p
Basic earnings per share (pence) from discontinued operations	260.6	p	(260.6	)p	—		—		—		—		—		—

Total Basic earnings per share (pence)	371.4	p	(260.6	)p	14.6	p	5.8	p	5.9	p	34.1	p	(31.5	)p	139.7	p
Weighted average number of shares (millions)	4,026														4,026

The following adjustments are made in arriving at Adjusted gross profit from continuing operations
Cost of sales	(9,554)				648				102		45		18		(8,741)

The following adjustments are made in arriving at Adjusted operating profit from continuing operations
Selling, general and administration	(8,372)								180		13		51		(8,128)
Research and development	(5,488)				91		296		39						(5,062)
Other operating (expense)/income	523										1,692		(1,457)		758

The following adjustments are made in arriving at Adjusted profit before tax from continuing operations
Net finance costs	(803)								2				10		(791)
Share of after tax losses of associates and joint ventures	(2)														(2)

The following adjustments are made in arriving at Adjusted profit after tax from continuing operations
Taxation	(707)				(150)		(64)		(87)		(242)		112		(1,138)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests from continuing operations	460										135				595
Profit attributable to non-controlling interests from discontinued operations	205		(205)												—

Total profit attributable to non-controlling interests	665		(205)		—		—		—		135		—		595

Adjusted results reconciliation – 31 December 2021

	Total results		Profit from discontinued operations		Intangible asset amortisation		Intangible asset impairment		Major restructuring		Tranaction related		Divestments, significant legal and other items		Adjusted results
	£m		£m		£m		£m		£m		£m		£m		£m
Gross profit from continuing operations	16,533				660				102		28		27		17,350
Operating profit from continuing operations	4,357				761		347		424		1,143		(539)		6,493
Profit before taxation from continuing operations	3,599				761		347		426		1,143		(502)		5,774
Profit after taxation from continuing operations	3,516				608		266		347		964		(845)		4,856
Profit after taxation from discontinued operations	1,580		(1,580)												—

Total profit after taxation	5,096		(1,580)		608		266		347		964		(845)		4,856
Profit attributable to shareholders from continuing operations	3,316				608		266		347		723		(845)		4,415
Profit attributable to shareholders from discontinued operations	1,069		(1,069)								—				—

Total profit attributable to shareholders	4,385		(1,069)		608		266		347		723		(845)		4,415
Basic earnings per share (pence) from continuing operations	82.9	p			15.2	p	6.6	p	8.7	p	18.1	p	(21.2	)p	110.3	p
Basic earnings per share (pence) from discontinued operations	26.7	p	(26.7	)p	—		—		—		—		—		—

Total Basic earnings per share (pence)	109.6	p	(26.7	)p	15.2	p	6.6	p	8.7	p	18.1	p	(21.2	)p	110.3	p
Weighted average number of shares (millions)	4,003														4,003

The following adjustments are made in arriving at Adjusted gross profit from continuing operations
Cost of sales	(8,163)				660				102		28		27		(7,346)

The following adjustments are made in arriving at Adjusted operating profit from continuing operations
Selling, general and administration	(7,070)								277		9		35		(6,749)
Research and development	(5,019)				101		347		45				1		(4,525)
Other operating (expense)/income	(87)										1,106		(602)		417

The following adjustments are made in arriving at Adjusted profit before tax from continuing operations
Net finance costs	(755)								2				1		(752)
Loss on disposal of interest in associates	(36)												36		—
Share of after tax losses of associates and joint ventures	33														33

The following adjustments are made in arriving at Adjusted profit after tax from continuing operations
Taxation	(83)				(153)		(81)		(79)		(179)		(343)		(918)

The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests from continuing operations	200										241				441
Profit attributable to non-controlling interests from discontinued operations	511		(511)												—

Total profit attributable to non-controlling interests	711		(511)		—		—		—		241		—		441

Adjusted results reconciliation – 31 December 2020

	Total results		Profit from discontinued operations		Intangible asset amortisation		Intangible asset impairment		Major restructuring		Tranaction related		Divestments, significant legal and other items		Adjusted results
	£m		£m		£m		£m		£m		£m		£m		£m
Gross profit from continuing operations	16,425				649				585		23		—		17,682
Operating profit from continuing operations	5,979				724		200		1,178		1,237		(2,662)		6,656
Profit before taxation from continuing operations	5,170				724		200		1,180		1,237		(2,660)		5,851
Profit after taxation from continuing operations	5,103				582		162		967		1,006		(2,785)		5,035
Profit after taxation from discontinued operations	1,285		(1,285)												—

Total profit after taxation	6,388		(1,285)		582		162		967		1,006		(2,785)		5,035
Profit attributable to shareholders from continuing operations	4,873				582		162		967		755		(2,785)		4,554
Profit attributable to shareholders from discontinued operations	876		(876)												—

Total profit attributable to shareholders	5,749		(876)		582		162		967		755		(2,785)		4,554
Basic earnings per share (pence) from continuing operations	122.4	p			14.6	p	4.1	p	24.3	p	19.0	p	(70.0	)p	114.4	p
Basic earnings per share (pence) from discontinued operations	22.0	p	(22.0	)p

Total Basic earnings per share (pence)	144.4	p	(22.0	)p	14.6	p	4.1	p	24.3	p	19.0	p	(70.0	)p	114.4	p
Weighted average number of shares (millions)	3,981														3,981
The following adjustments are made in arriving at Adjusted gross profit from continuing operations
Cost of sales	(7,929)				649				585		23		—		(6,672)
The following adjustments are made in arriving at Adjusted operating profit from continuing operations
Selling, general and administration	(7,437)						2		395		(1)		16		(7,025)
Research and development	(4,793)				75		198		198						(4,322)
Other operating (expense)/income	1,784										1,215		(2,678)		321
The following adjustments are made in arriving at Adjusted profit before tax from continuing operations
Net finance costs	(842)								2				2		(838)
Share of after tax losses of associates and joint ventures	33														33
The following adjustments are made in arriving at Adjusted profit after tax from continuing operations
Taxation	(67)				(142)		(38)		(213)		(231)		(125)		(816)
The following adjustments are made in arriving at Adjusted profit attributable to shareholders
Profit attributable to non-controlling interests from continuing operations	230										251				481
Profit attributable to non-controlling interests from discontinued operations	409		(409)												—

Total profit attributable to non-controlling interests	639		(409)		—		—		—		251		—		481

Group financial review 2022

Summary full year results

	Full year 2022 £m	Growth AER %	Growth CER %	Full year 2021(1) £m	Full year 2020(1) £m
Turnover	29,324	19	13	24,696	24,354
Total continuing operating profit(1)	6,433	48	31	4,357	5,979
Total EPS(1)	371.4p	>100	>100	109.6p	144.4p
Total continuing EPS(1)	110.8p	34	18	82.9p	122.4p
Total discontinued EPS(1)	260.6p	>100	>100	26.7p	22.0p
Adjusted operating profit(1)	8,151	26	14	6,493	6,656
Adjusted EPS(1)	139.7p	27	15	110.3p	114.4p
Cash generated from operations attributable to continuing operations(1)	7,944	10		7,249	7,674
Free cash flow	3,348	1		3,301	3,683

(1)

The amounts presented above for continuing operations and Adjusted results excludes the Consumer Healthcare business discontinued operation. The amounts presented for discontinued EPS are for the demerger of the Consumer Healthcare business. The presentation of continuing and discontinued operations under IFRS 5 are set out on page 192 of the GSK Annual Report 2022. The 2021 and 2020 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below) and the impact of the Share Consolidation implemented on 18 July 2022 (see “Note 37 – Share capital and share premium account” to the financial statements incorporated by reference in Item 18 below).

(2)

Adjusted results are non-IFRS measures excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results, AER growth, CER growth, free cash flow and other non-IFRS measures are defined below under “Reporting framework”. Adjusted results reconciliations are presented above on pages 11 to 13 above and free cash flow reconciliations are presented below on page 29 below.

Total Turnover

Total turnover in 2022 was £29,324 million, up 19% at AER, 13% at CER, reflecting strong performance in all three product groups. Sales of COVID-19 solutions contributed 3% growth at AER and CER to Commercial Operations turnover. Specialty Medicines included £2,309 million sales of Xevudy, and double-digit growth across all therapy areas. Vaccines growth reflected strong Shingrix and Meningitis performance, partially offset by pandemic adjuvant sales in 2021. General Medicines reflected the recovery of the antibiotics market and the strong performance of Trelegy in respiratory across all regions.

Specialty Medicines

Specialty Medicines sales were £11,269 million, up 37% at AER, 29% at CER, driven by consistent double-digit growth in all therapy areas. Sales of Xevudy of £2,309 million contributed growth of 14% at AER and CER. Specialty Medicines, were £8,960 million up 23% at AER, 15% at CER without Xevudy.

Vaccines

Vaccines turnover was £7,937 million, up 17% at AER, 11% at CER in total. Sales of pandemic adjuvant contributed 7% growth at AER and 6% CER to Commercial Operations turnover.

The performance reflected a favourable comparator, which was impacted by COVID-19 related disruptions in several markets primarily in H1 2021, and strong commercial execution of Shingrix, particularly in the US and Europe.

General Medicines

General Medicines sales in the year were £10,118 million, up 5% at AER, 1% at CER, with the impact of generic competition in US, Europe and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since H2 2021, in Other General Medicines.

Total Continuing Operating Profit

Total operating profit from continuing operations was £6,433 million compared with £4,357 million in 2021. This included the £0.9 billion upfront income received from the settlement with Gilead Sciences, Inc. (Gilead), increased profits on turnover growth of 13% at CER and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities.

Total continuing Adjusted operating profit

Adjusted operating profit was £8,151 million, 26% higher at AER and 14% at CER than 2021. The Adjusted operating margin of 27.8% was 1.5 percentage points higher at AER and 0.3 percentage points higher at CER compared to 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy). This was offset by operating leverage from strong sales growth, mix benefit, lower inventory adjustments and write-offs and higher royalty income.

Total Earnings per Share

Total EPS was 371.4p compared with 109.6p in 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger, upfront income received from the settlement with Gilead, increased profits and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £397 million to Taxation in 2021.

Total continuing Earnings per Share

Total EPS from continuing operations was 110.8p compared with 82.9p in 2021. This primarily reflected the upfront income received from the settlement with Gilead, increased profits from turnover growth and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £430 million to Taxation in 2021.

Total discontinued Earnings per Share

EPS from discontinued operations was 260.6p, compared with 26.7p in 2021. The increase primarily reflected the gain arising on the demerger of Consumer Healthcare recognised in Profit after taxation for discontinued operations.

Adjusted Earnings per Share

Adjusted EPS was 139.7p compared with 110.3p in 2021. Operating leverage from strong sales growth, beneficial mix and lower inventory adjustments and write-offs, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches, higher supply chain, freight and distribution costs and higher non-controlling interests.

Cash generated from operations attributable to continuing operations

Cash generated from operations attributable to continuing operations for the year was £7,944 million (2021: £7,249 million). The increase primarily reflected a significant increase in operating profit, favourable exchange impact and favourable timing of collections, partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to the UK defined benefit pension schemes, increased contingent consideration payments and a higher increase in inventory.

Free cash flow

Free cash inflow from continuing operations was £3,348 million for 2022 (2021: £3,301 million). The increase primarily reflected a significant increase in operating profit, favourable exchange, reduced purchases of intangible assets and favourable timing of collections. This was partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to pensions, increased contingent consideration payments, higher tax payments, lower proceeds from disposals, higher capital expenditure and a higher increase in inventory.

Financial performance

The Total results of the Group are set out below.

			2022			2021(1)		Growth
			% of			% of
	£m		turnover	£m		turnover	£%	CER%
Turnover	29,324		100	24,696		100	19	13
Cost of sales	(9,554)		(32.6)	(8,163)		(33.1)	17	16

Gross profit	19,770		67.4	16,533		66.9	20	12
Selling, general and administration	(8,372)		(28.6)	(7,070)		(28.6)	18	13
Research and development	(5,488)		(18.7)	(5,019)		(20.3)	9	4
Royalty income	758		2.6	417		1.7	82	81
Other operating (expenses)/income	(235)			(504)

Operating profit	6,433		21.9	4,357		17.6	48	31
Net finance costs	(803)			(755)
Loss on disposal of interest in associates	—			(36)
Share of after-tax (losses)/profits of associates and joint ventures	(2)			33

Profit before taxation	5,628			3,599			56	37
Taxation	(707)			(83)

Profit after taxation from continuing operations for the year	4,921			3,516			40	23

Profit after taxation from discontinued operations and other gains from the demerger	3,049			1,580
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651			—

Profit after taxation from discontinued operations	10,700			1,580			>100	>100

Total profit after taxation for the year	15,621			5,096			>100	>100

Profit attributable to non-controlling interests from continuing operations	460			200
Profit attributable to shareholders from continuing operations	4,461			3,316
Profit attributable to non-controlling interests from discontinued operations	205			511
Profit attributable to shareholders from discontinued operations	10,495			1,069

	15,621			5,096			>100	>100

Total profit attributable to non-controlling interests	665			711
Total profit attributable to shareholders	14,956			4,385

	15,621			5,096			>100	>100

Earnings per share from continuing operations (p)	110.8	p		82.9	p		34	18
Earnings per share from discontinued operations (p)	260.6	p		26.7	p		>100	>100

Total earnings per share (p)	371.4	p		109.6	p		>100	>100

Earnings per ADS from continuing operations (US$)	2.75			2.29
Earnings per ADS from discontinued operations (US$)	6.46			0.73

Total earnings per ADS (US$)	9.21			3.02

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2022, 2021 and 2020 are set out above on pages 11 to 13.

			2022			2021(1)		Growth
	£m		% of turnover	£m		% of turnover	£%	CER%
Turnover	29,324		100	24,696		100	19	13
Cost of sales	(8,741)		(29.8)	(7,346)		(29.7)	19	18
Selling, general and administration	(8,128)		(27.7)	(6,749)		(27.3)	20	15
Research and development	(5,062)		(17.3)	(4,525)		(18.3)	12	6
Royalty income	758		2.6	417		1.6	82	81

Adjusted(2) operating profit	8,151		27.8	6,493		26.3	26	14

Adjusted profit attributable to shareholders	5,625			4,415			27	15
Adjusted profit attributable to non-controlling interest	595			441

Adjusted profit after tax	6,220			4,856			28	16

Adjusted earnings per share (p)	139.7	p		110.3	p		27	15

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below) and the impact of the Share Consolidation implemented on 18 July 2022 (see “Note 37 – Share capital and share premium account” to the financial statements incorporated by reference in Item 18 below).

(2)

Adjusted results are non-IFRS measures excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results, AER growth, CER growth and other non-IFRS measures are defined below under “Reporting framework”.

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

Adjusted results

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below) and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

–	amortisation of intangible assets (excluding computer software and capitalised development costs)

–	impairment of intangible assets (excluding computer software) and goodwill

–

Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

–	transaction-related accounting or other adjustments related to significant acquisitions

–

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

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2022, 2021 and 2020, are set out on pages 11 to 13.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets, and therefore a reconciliation of the guidance for Adjusted results to equivalent guidance for Total results is not available without unreasonable effort.

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit from continuing operations over the last three years(1) can be summarised as follows:

	2022 £m	2021(2) £m	2020(2) £m
Total operating profit from continuing operations	6,433	4,357	5,979
Intangible amortisation	739	761	724
Intangible impairment	296	347	200
Major restructuring	321	424	1,178
Transaction-related items	1,750	1,143	1,237
Divestments, significant legal and other items	(1,388)	(539)	(2,662)

Adjusted results	8,151	6,493	6,656

The analysis of the impact of transaction-related items on operating profit for each of the last three years is as follows:

	2022 £m	2021(2) £m	2020(2) £m
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,431	1,026	1,114
ViiV Healthcare put options and Pfizer preferential dividends	85	48	(52)
Contingent consideration on former Novartis Vaccines business	193	27	172
Contingent consideration on acquisition of Affinivax, Inc (Affinivax)	17	–	–
Other adjustments	24	42	3

Transaction-related items	1,750	1,143	1,237

(1)

Three year financial data is presented reflecting the restated results following the demerger of Consumer Healthcare business. The financial results of 2019 and 2018 are not restated and are not presented.

(2)

The 2021 and 2020 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Full reconciliations between Total and Adjusted results for 2020–2022 including continuing and discontinued operations are set out above on pages 11 to 13 above. Further explanations on the Adjusting items for 2022 are reported on pages 27 to 29 below.

Other non-IFRS measures

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operating activities to free cash flow is set out on page 29 below.

Working capital

Working capital represents inventory and trade receivables less trade payables.

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

Total net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. Please see “Note 30 – Net Debt” to the financial statements incorporated by reference in Item 18 below for the calculation of net debt.

Non-controlling interests in ViiV Healthcare

Trading profit allocations

As ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer, Inc. (Pfizer) 11.7% and Shionogi & Co. Ltd (Shionogi) 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2022. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).

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

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2022 were £1,100 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

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

Movements in contingent consideration payable to Shionogi were as follows:

	2022 £m	2021 £m
Contingent consideration at beginning of the year	5,559	5,359
Remeasurement through income statement and other movements	1,431	1,026
Cash payments: operating cash flows	(1,031)	(721)
Cash payments: investing activities	(69)	(105)

Contingent consideration at end of the year	5,890	5,559

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2022, £940 million (31 December 2021: £937 million) is expected to be paid within one year.

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

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2022 £m	2021 £m
Pfizer put option	1,093	1,008

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

Settlement with Gilead

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir- containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

The impact of the settlement with Gilead on the contingent consideration liability (CCL) was to increase it by £288 million, on a post-tax basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. The liability which is discounted at 8% is £5,890 million at 31 December 2022 on a post-tax basis. The impact of the settlement on the Pfizer put option liability was an increase of £114 million and was included in the re-measurement at 31 December 2021.

Reporting definitions

COVID-19 solutions

COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors by providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

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

Total Operating Margin

Total Operating margin is operating profit dividend by turnover.

Compound Annual Growth Rate (CAGR)

CAGR is defined as the compound annual growth rate and shows the annualised average rate of revenue growth between a number of given years, assuming growth takes place at an exponentially compounded rate.

Share Consolidation

Shareholders received 4 new Ordinary shares with a nominal value of 31 1⁄4 pence each for every 5 existing Ordinary shares which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share

Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share. The same principle applies to continuing and discontinued earnings per share.

Financial performance

Group turnover

GSK has revised its operating segments during the year. Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. GSK now reports results under two segments namely Commercial Operations and Total R&D. See “Note 6 – Turnover and segment information” to the financial statements incorporated by reference in Item 18 below for more details.

The Commercial Operations segment has three product groups of Specialty Medicines, Vaccines and General Medicines.

–

Specialty Medicines products which includes GSK’s marketed products for HIV, oncology, immuno-inflammation, respiratory and other specialty medicines (including Nucala) and the COVID-19 solution, Xevudy;

–	Vaccines products, including sales of GSK’s AS03 adjuvant as part of the pandemic solutions;

–

General Medicines products, which include products previously reported as Established Pharmaceuticals and sales of Trelegy Ellipta and Anoro Ellipta (previously reported within the Respiratory category under Specialty products). These products are typically accessed by patients through primary care settings.

Group turnover was £29,324 million in the year, up 19% at AER, 13% at CER. In 2022 sales of COVID-19 solutions contributed 3% growth at AER and CER.

Commercial operations Innovation sales (sales of products launched in the last five years including lifecycle innovation) amounted to £12,690 million in 2022 largely driven by sales of Shingrix, Xevudy, Trelegy, Dovato, Nucala and Benlysta.

Specialty medicines turnover

	2022 £m	2021 (revised) £m	Growth £%	Growth CER%
HIV	5,749	4,777	20	12
Oncology	602	489	23	17
Immuno-inflammation, respiratory and other	2,609	2,027	29	20

	8,960	7,293	23	15
Pandemic	2,309	958	>100	>100

Specialty medicines	11,269	8,251	37	29

2021 has been revised to reflect changes to product groups previously reported as Established Pharmaceuticals.

HIV

HIV sales were £5,749 million with growth of 20% at AER, 12% at CER. The performance benefited from strong patient demand for the new HIV medicines (Dovato, Cabenuva, Juluca, Rukobia and Apretude), which contributed approximately three quarters of the growth. US pricing favourability and year-end inventory build together contributed one third of the growth which was partially offset by International tender decline.

New HIV products delivered sales of over two billion to £2,474 million, up 78% at AER, 67% at CER, representing 43% of the total HIV portfolio compared to 29% last year. Growth was primarily driven by sales of Dovato and Cabenuva. Dovato recorded sales of £1,375 million up 75% at AER and 65% at CER and Cabenuva, the first long acting injectable for the treatment of HIV-1 infection, recorded sales of £340 million. Apretude, the first long acting injectable for the prevention of HIV-1 delivered sales of £41 million.

Oncology

Oncology sales were £602 million, up 23% at AER, 17% at CER. Zejula sales of £463 million were up 17% at AER, 12% at CER driven by the first line indication, but with diagnosis and treatment rates continuing to be impacted by the pandemic especially in the US. Sales of Blenrep of £118 million grew 33% at AER, 25% at CER, and included the impact of withdrawal from US market in Q4 2022.

Immuno-inflammation, respiratory and other

Immuno-inflammation, Respiratory and Other sales were £2,609 million up 29% at AER, 20% at CER on strong performance of Benlysta and Nucala. Benlysta sales were £1,146 million, up 31% at AER, 20% at CER, representing strong underlying demand in US and worldwide. Nucala sales were £1,423 million, up 25% at AER, 18% at CER, reflecting continued strong patient demand and the launch of additional indications.

Pandemic

Sales of Xevudy were £2,309 million, compared to £958 million sales in 2021. Sales were delivered in all regions, comprising £828 million in the US, £456 million in Europe, and £1,025 million in International.

Vaccines turnover

	2022 £m	2021 £m	Growth £%	Growth CER%
Meningitis	1,116	961	16	11
Influenza	714	679	5	(4)
Shingles	2,958	1,721	72	60
Established Vaccines	3,085	2,970	4	—

Pandemic Vaccines	7,873	6,331	24	17
	64	447	(86)	(86)

Vaccines	7,937	6,778	17	11

Meningitis

Meningitis vaccines sales grew 16% at AER, 11% at CER to £1,116 million mainly driven by Bexsero up 16% at AER, 12% at CER to £753 million resulting from higher CDC (Center for Disease Control) demand and increased share in the US. Menveo sales were also up 27% AER, 18% CER to £345 million, primarily driven by post-pandemic vaccination catch-up and higher public demand in International, together with favourable pricing mix and share gain in the US.

Influenza

Fluarix/FluLaval sales grew by 5% AER but decreased 4% CER to £714 million, primarily driven by lower post-pandemic demand in Europe and the US, partly offset by lower expected returns in the US

Shingles

Shingrix sales grew 72% at AER, 60% at CER to £2,958 million. All regions grew significantly reflecting post-pandemic rebound, strong uptake and new market launches with more than half of the growth contributed from outside of the US. In the US, Shingrix grew 46% at AER, 32% at CER to £1,964 million due to higher non-retail and retail demand and strong commercial execution. Germany and China contributed strongly to the Shingrix growth. Shingrix was launched in 9 markets during 2022 and is now available in 26 countries.

Established Vaccines

Established Vaccines grew 4% AER but were stable at CER to £3,085 million mainly resulting from supply constraints in MMR/V vaccines and lower tender demand in International for Synflorix. This was offset by hepatitis vaccines demand rebound in the US and Europe and Boostrix post-pandemic demand recovery and increased share in the US.

Pandemic Vaccines

Pandemic Vaccines decreased 86% AER and CER primarily reflecting comparison to 2021 pandemic adjuvant sales to the US and Canadian governments partly offset by GSK’s share of 2022 contracted European volumes related to the COVID-19 booster vaccine developed through a collaboration with Sanofi Pasteur (Sanofi).

General Medicines turnover

	2022 £m	2021 (revised) £m	Growth £%	Growth CER%
Respiratory	6,548	6,048	8	3
Other general medicines	3,570	3,619	(1)	(2)

General medicines	10,118	9,667	5	1

2021 has been revised to reflect changes to product groups previously reported as Established Pharmaceuticals.

Respiratory

Respiratory sales were £6,548 million, up 8% at AER, 3% at CER. The performance was driven by Trelegy sales of £1,729 million, up 42% AER, 32% CER, including strong growth across all regions. Advair/Seretide sales of £1,159 million decreased 15% at AER, 17% at CER predominantly reflecting the adverse impact of generic competition, with growth in certain International markets due to targeted promotion offsetting the decrease.

Other general medicines

Other General Medicines sales were £3,570 million, decreasing 1% at AER, 2% at CER. Augmentin sales were £576 million, up 35% at AER, 38% at CER, reflecting the post pandemic rebound of the antibiotic market since H2 2021 in the International and Europe regions. This partially offsets the ongoing adverse impact of generic competition, and approximately two percentage points impact at AER and CER from the divestment of cephalosporin products in Q4 2021.

Turnover by regions

US

In the US, sales were £14,542 million, up 22% at AER, 10% at CER. Sales of COVID-19 solutions contributed 2% growth at AER and CER to US Commercial Operations turnover.

Sales of Xevudy were £828 million.

In Specialty Medicines, HIV sales of £3,756 million were up 30% at AER, 17% at CER. Growth benefited from strong patient demand for all new HIV products, pricing favourability and year-end inventory build. New HIV medicines (Dovato, Cabenuva, Juluca, Rukobia and Apretude) sales were £1,685 million up 88% at AER, 70% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow double-digit and reflected ongoing strong patient demand. Oncology sales increased 14% at AER, 3% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic for Zejula, and the withdrawal of Blenrep from the US market in Q4 2022.

Vaccine sales were £4,243 million, up 22% at AER, 10% at CER. Sales of pandemic adjuvant contributed 9% growth at AER and 8% CER to US Commercial Operations turnover. The performance was primarily driven by Shingrix sales of £1,964 million up 46% at AER, 32% at CER, mostly due to higher non-retail and retail demand and strong commercial execution. Demand recovery in Established Vaccines and share gains in Meningitis vaccines also contributed to growth.

General Medicines sales were £3,572 million up 10% at AER down 1% at CER. Trelegy was up 47% at AER, 32% at CER reflecting increased patient demand and growth of the single inhaler triple therapy market, and Flovent grew on launch of authorised generics in the year. Overall, there was a three- percentage point reduction in growth of US General Medicines due to prior period Returns and Rebates (RAR) adjustments in the year.

Europe

In Europe, sales were £6,348 million, up 18% at AER, 19% at CER. Sales of COVID-19 solutions of £513 million contributed 8 percentage points of growth at AER and CER.

In Specialty Medicines, HIV sales were £1,310 million up 10% at AER, 10% at CER primarily driven by strong patient demand for Dovato, Cabenuva and Juluca. Dovato delivered sales of £478 million, Juluca £127 million and Cabenuva £40 million. Benlysta in immunology, Nucala in respiratory, and Oncology medicines Zejula, Blenrep and Jemperli all continued to show strong double-digit growth.

Vaccine sales were £1,884 million, up 31% at AER, 32% at CER. The performance was driven by Shingrix sales of £688 million, >100% at AER and CER, particularly in Germany. Pandemic adjuvant sales of £57 million contributed four percentage points of growth at AER and CER.

General Medicines sales of £2,079 million decreased 3% at AER and CER, reflecting the ongoing impact of generic competitive pressures on Seretide and the divestment in Q4 2021 of cephalosporin products which caused one percentage point of drag on growth at AER and CER. This was partly offset, however, by strong demand for Trelegy and the growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021.

International

International sales were £8,434 million, up 14% at AER and CER, including Xevudy sales of £1,025 million. Sales of COVID-19 solutions contributed 7% AER and 8% CER growth to International Commercial Operations turnover.

In Specialty Medicines, HIV sales were £683 million, stable at AER and decreased 3% at CER, primarily driven by tender decline. Excluding tenders, International grew driven by strong Dovato growth. Combined Tivicay and Triumeq sales were £506 million, down 12% at AER and 15% at CER. Nucala sales of £242 million grew 24% at AER and 28% at CER reflecting strong market growth and patient uptake. Benlysta sales of £114 million grew 44% at AER, 43% at CER reflecting growth in the biological market in Japan and inclusion on China’s National Reimbursement Drug List.

Vaccine sales were £1,810 million, down 3% at AER, 5% at CER, reflecting an 11 percentage points drag at AER and CER from COVID-19 vaccine adjuvant sales in 2021. Growth excluding COVID-19 solutions was driven by strong Shingrix take-up in China, Canada and Japan more than offsetting the impact of supply constraints in MMR/V vaccines and lower Synflorix tender demand across several markets.

General Medicines sales were £4,467 million up 5% at AER and CER. Respiratory sales of £1,955 million increased 10% at AER, 9% at CER, with Trelegy sales up 47% at AER, 48% at CER reflecting strong demand and inclusion on China’s National Reimbursement Drug List. Sales of Advair/Seretide were up 3% at AER, 1% at CER with the adverse impact of generic competition offset by growth in certain markets due to targeted promotion. Other General Medicines sales of £2,512 million increased 1% at AER, 2% at CER, and reflected growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021, partially offset by generic competition and price reductions in certain markets.

Cost of sales

	2022 £m	2021(1) £m	Growth £%	Growth CER%
Total cost of sales	(9,554)	(8,163)	17	16
Adjusted cost of sales	(8,741)	(7,346)	19	18

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total cost of sales as a percentage of turnover was 32.6%, 0.5 percentage points lower at AER and 0.9 percentage points higher in CER terms than 2021.

Adjusted cost of sales as a percentage of turnover was 29.8%, 0.1 percentage points higher at AER and 1.3 percentage points higher at CER compared with 2021. This primarily reflected higher sales of lower margin Xevudy compared to 2021 which included higher margin pandemic adjuvant sales, increasing cost of sales margin by 2.5 percentage points at AER and CER, as well as the impact of increased commodity prices and freight costs. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe and increased sales of HIV medicines in the US, lower inventory adjustments and write offs in Vaccines and continued contribution from restructuring savings.

Selling, general and administration

	2022 £m	2021(1) £m	Growth £%	Growth CER%
Total selling, general and administration	(8,372)	(7,070)	18	13
Adjusted selling, general and administration	(8,128)	(6,749)	20	15

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total SG&A costs as a percentage of turnover were 28.6%, 0.1 percentage points lower at AER and stable at CER compared to 2021. This included a reduction in restructuring charges.

Adjusted SG&A costs as a percentage of turnover were 27.7%, 0.4 percentage points higher at AER and 0.5 percentage points higher at CER than in 2021. Adjusted SG&A costs increased 20% at AER, 15% at CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected an unfavourable comparison to a beneficial legal settlement in 2021 as well as impairment provisions relating to Russia and Ukraine. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development

	2022 £m	2021(1) £m	Growth £%	Growth CER%
Total research and development	(5,488)	(5,019)	9	4
Adjusted research and development	(5,062)	(4,525)	12	6

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total R&D expenditure was £5,488 million up 9% at AER, 4% at CER. This included amortisation and impairments.

Adjusted R&D expenditure in the full-year increased by 12% at AER, and 6% at CER, to £5,062 million. This reflected continued increased investment across Vaccines clinical development, including investments into our mRNA technology platforms, continued investment in the late-stage portfolio and several early discovery programmes, as well as expenditure related to our recent acquisition of Affinivax, Inc (Affinivax).

In addition, in Specialty Medicines, the level of R&D investment increased to support the phase III respiratory programme for depemokimab, a potential new medicine to treat severe asthma, and bepirovirsen, our study in chronic hepatitis B, in preparation for the start of the phase III trial. In Oncology, investment increased in our early-stage immuno-oncology assets and in momelotinib (MMB), our potential new treatment of myelofibrosis patients with anaemia, acquired as part of the recent Sierra Oncology acquisition. These increases in investment were offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus 2021.

Royalty income

Royalty income was £758 million (2021: £417 million), up 82% at AER, 81% at CER, the increase primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead announced on 1 February 2022 and Gardasil royalty income increasing to £446 million due to higher sales.

Other operating income/(expense)

Net other operating expense was £235 million (2021: £504 million) reflecting accounting charges of £1,726 million (2021: £1,101 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a remeasurement charge of £1,431 million (2021: £1,026 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount of £410 million and a charge for £1,021 million primarily from changes to exchange rates as well as adjustments to sales forecasts. This was partly offset by £922 million upfront income received from the settlement with Gilead, fair value gain on investments including £229 million on the retained stake in Haleon plc (Haleon), reflecting an increase in share price since listing and milestone income from disposals.

Operating profit

Total operating profit from continuing operations was £6,433 million compared with £4,357 million in 2021. Total operating margin was 21.9%, lower compared to 2021 due to the net impact of adjusting items described on page 11.

This included the £922 million upfront income received from the settlement with Gilead, increased profits on turnover growth of 19% at AER, 13% at CER and fair value gains on investments including £229 million on the retained stake in Haleon, partly offset by higher remeasurement charges for contingent consideration liabilities. Adjusted operating profit was £8,151 million, 26% higher at AER and 14% at CER than 2021 on a turnover increase of 13% at CER. The Adjusted operating margin of 27.8% was 1.5 percentage points higher at AER and 0.3 percentage points higher at CER compared to 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which reduced Adjusted Operating profit growth by 3% AER and CER and reduced the Adjusted operating margin by approximately 1.4 percentage points at AER and approximately 1.3 percentage points at CER. This was offset by operating leverage from strong sales growth, mix benefit, lower inventory adjustments and write offs and higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2022 amounted to £1,137 million (2021: £856 million). These included cash payments made to Shionogi of £1,100 million (2021: £826 million).

Adjusted operating profit by business

Commercial Operations operating profit was £13,590 million, up 19% at AER and 10% at CER on a turnover increase of 13% at CER. The operating margin of 46.3% was 0.1 percentage points lower at AER, 1.2 percentage points lower at CER than in 2021. This primarily reflected strong sales of lower margin Xevudy, increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs as well as an adverse comparison to a favourable legal settlement in 2021. This was partly offset by leverage from strong sales growth, mix and lower inventory adjustments and write-offs, continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy and Gardasil sales.

R&D segment operating expenses were £5,060 million, up 11% at AER, 5% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA, late stage portfolio and expenditure from the acquisition of Affinivax and in Specialty Medicines in early stage HIV and depemokimab. This was partly offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus 2021.

Net finance costs

Finance income	2022 £m	2021(1) £m
Interest and other income	62	13
Fair value movements	14	1

	76	14

Finance expense
Interest expense	(789)	(735)
Unwinding of discounts on provisions	(7)	(2)
Remeasurements and fair value movements	(20)	(2)
Finance expense on lease liabilities	(30)	(27)
Other finance expense	(33)	(3)

	(879)	(769)

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total net finance costs were £803 million compared with £755 million in 2021. Adjusted net finance costs were £791 million compared with £752 million in 2021. The increase is mainly driven by costs associated with the Sterling Notes repurchase in Q4 2022 and higher interest on tax offset by increased interest income due to higher interest rates and larger cash balances as a result of the Consumer Healthcare demerger.

Share of after tax profits of associates and joint ventures

The share of after tax loss of associates and joint ventures was £2 million (2021: £33 million share of profit).

Loss on disposal of interest in associates

In 2021, the Group also reported a net loss on disposal of interests in associates of £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.

Profit before tax

Taking account of net finance costs, the share of profits of associates and loss on disposal of interest in associates, profit before taxation was £5,628 million compared with £3,599 million in 2021.

Taxation

	2022 £m	2021(1) £m
UK current year charge	200	119
Rest of world current year charge	1,351	593
Charge/(credit) in respect of prior periods	(60)	219

Total current taxation	1,491	931
Total deferred taxation	(784)	(848)

Taxation on total profits	707	83

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The charge of £707 million represented an effective tax rate on Total results of 12.6% (2021: 2.3%) and reflected the different tax effects of the various Adjusting items. Included in 2021 was a credit of £430 million resulting from the remeasurement of deferred tax assets following enactment of the proposed change of UK corporate income tax rates from 19% to 25%. Tax on Adjusted profit amounted to £1,138 million and represented an effective Adjusted tax rate of 15.5% (2021: 15.9%).

Issues related to taxation are described in Note 14 to the financial statements ‘Taxation’. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total profit from continuing operations to non-controlling interests amounted to £460 million (2021: £200 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £416 million (2021: £197 million), including the Gilead upfront settlement income, partly offset by increased credits for remeasurement of contingent consideration liabilities, as well as higher net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings from continuing operations to non-controlling interests amounted to £595 million (2021: £441 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £551 million (2021: £438 million), as well as higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share from continuing operations

Total EPS from continuing operations was 110.8p compared with 82.9p in 2021. This primarily reflected the £922 million upfront income received from the settlement with Gilead, increased profits on turnover growth of 13% at CER and fair value gains on investments including the retained stake in Haleon, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £430 million to Taxation in 2021 resulting from the remeasurement of deferred tax assets.

Adjusted EPS was 139.7p compared with 110.3p in 2021, up 27% at AER, 15% at CER on a 13% CER turnover increase. Operating leverage from growth in sales of Specialty Medicines including HIV and Vaccines, beneficial mix and lower inventory adjustments and write-offs, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher supply chain costs, freight and distribution costs and higher non-controlling interests. Growth in lower margin COVID-19 solutions sales reduced Adjusted EPS growth by 4% AER and 3% CER.

Profit and earnings per share from discontinued operations

Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Profit after taxation from discontinued operations amounted to £10,700 million (2021: £1,580 million). This includes £10,084 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,651 million and profit after taxation on discontinued operations for the retained stake of £2,433 million. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business was £616 million (2021: £1,580 million).

EPS from discontinued operations was 260.6p, compared with 26.7p in 2021. The increase primarily reflected the gain arising on the demerger of the Consumer Healthcare business. For further details see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below, discontinued operations.

Total earnings per share

Total EPS was 371.4p compared with 109.6p in 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger, upfront income received from the settlement with Gilead, increased profits and fair value gains on investments, partly offset by higher remeasurement charges for contingent consideration liabilities and an unfavourable comparison due to a credit of £397 million to Taxation in 2021.

Dividends

The Board has declared four interim dividends resulting in a total dividend for the year of 61.25p per share retrospectively adjusted for the share consolidation. The 2021 dividend per share was 100p retrospectively adjusted for the share consolidation. See “Note 16 – Dividends”, to the financial statements incorporated by reference in Item 18 below.

Dividend policy

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged.

GSK has previously stated that it expected to declare a 27p per share dividend for the first half of 2022, a 22p per share dividend for the second half of 2022 and a 45p per share dividend for 2023 (before the Share Consolidation) but that these targeted dividends per share would increase in step with the Share Consolidation to maintain the same aggregate dividend pay-out in absolute Sterling terms. Accordingly, using the consolidation ratio, GSK’s expected dividend for the fourth quarter of 2022 converts to 13.75p per new ordinary share. This results in an expected total dividend for the second half of 2022 of 27.5p per new ordinary share. The expected dividend for 2023 converts to 56.5p per new ordinary share in line with the original expectation converted for the Share Consolidation and rounded up.

COVID-19 solutions

Based on known binding agreements with governments, GSK does not anticipate any significant COVID-19 pandemic-related sales or operating profit in 2023. Sales of COVID-19 solutions were £2.4 billion in 2022 and therefore we expect a reduction in Turnover growth by approximately 9% and a reduction in Adjusted Operating profit growth by 6% to 7%. However, the Company continues to discuss future opportunities to support governments, healthcare systems, and patients whereby its COVID-19 solutions can address the emergence of any new COVID-19 variant of concern.

Profit from discontinued operations

Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Profit after taxation from discontinued operations amounted to £10,700 million (2021: £1,580 million). This includes £10,084 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,651 million and profit after taxation on discontinued operations for the retained stake of £2,433 million. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business was £616 million (2021: £1,580 million).

Intangible asset amortisation

See “Note 20 – Other intangible assets” to the financial statements incorporated by reference in Item 18 below for description and information on Intangible asset amortisation.

Intangible asset impairment

See “Note 20 – Other intangible assets” to the financial statements incorporated by reference in Item 18 below for description and information on Intangible asset impairment. No individual intangible asset accounted for a material impairment.

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

Total Major restructuring charges incurred in 2022 were £321 million (2021(1): £424 million), analysed as follows:

		2022			2021(1)
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
Separation preparation restructuring programme	177	110	287	353	59	412
Significant acquisitions	20	—	20	—	—	—
Legacy programmes	9	5	14	32	(20)	12

	206	115	321	385	39	424

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Cash charges of £177 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as Global Supply Chain, R&D functions and commercial. The non-cash charges of £110 million primarily reflected the write-down of assets in administrative and manufacturing locations and impairment of IT assets.

Total cash payments made in 2022 were £388 million (2021: £551 million), £332 million (2021: £428 million) relating to the Separation Preparation restructuring programme, £17 million relating to significant acquisitions (2021: £nil) and £39 million (2021: £123 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by income statement line was as follows:

	2022 £m	2021(1) £m
Cost of sales	102	102
Selling, general and administration	180	277
Research and development	39	45

Total Major restructuring costs from continuing operations	321	424

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The benefit in 2022 from restructuring programmes was £0.5 billion, primarily relating to the Separation Preparation restructuring programme. The Group initiated in Q1 2020 a Separation Preparation programme to prepare for the separation of GSK into two companies: The programme aims were:

•	Drive a common approach to R&D with improved capital allocation

•	Align and improve the capabilities and efficiency of global support functions to support GSK

•	Further optimise the supply chain and product portfolio, including the divestment of non-core assets

•	Prepare Consumer Healthcare to operate as a standalone company

The programme delivered £0.9 billion of annual savings by 2022 and targets to deliver £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

Transaction-related adjustments

Transaction-related adjustments from continuing operations resulted in a net charge of £1,750 million (2021: £1,143 million). This included a net £1,726 million accounting charge for the re-measurement of the contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2022 £m	2021(1) £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,431	1,026
ViiV Healthcare put options and Pfizer preferential dividends	85	48
Contingent consideration on former Novartis Vaccines business	193	27
Contingent consideration on acquisition of Affinivax	17	—
Other adjustments	24	42

Total transaction-related charges	1,750	1,143

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The £1,431 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £410 million and a charge of £1,021 million primarily from adjustments to sales forecasts and the settlement with Gilead as well as updated exchange rate assumptions. The £85 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of the settlement with Gilead, offset by lower cash and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on pages 19 to 20 above.

Divestments, significant legal charges and other items

Divestments, significant legal charges and other items primarily included the £922 million upfront settlement income received from Gilead, a fair value gain on investments including £229 million on the retained stake in Haleon as well as milestone income and gains from a number of asset disposals, partly offset by certain other Adjusting items.

Discontinued operations

From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). These are presented as part of discontinued operations. Total separation costs incurred in 2022 were £366 million (2021: £314 million). This includes £103 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Total separation costs to date are £748 million including £141 million relating to transaction costs.

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2022 £m	2021 £m
Total net cash inflow from operating activities	7,403	7,952
Total net cash (outflow) from investing activities	(8,772)	(1,777)
Total net cash inflow/(outflow) from financing activities	823	(7,589)

Decrease in cash and bank overdrafts	(546)	(1,414)

Cash and bank overdrafts at beginning of year	3,819	5,262
Exchange adjustments	152	(29)
Decrease in cash and bank overdrafts	(546)	(1,414)

Cash and bank overdrafts at end of year	3,425	3,819

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,723	4,274
Overdrafts	(298)	(455)

	3,425	3,819

Total net cash inflow from operating activities

Total net cash generated from operating activities for the year was £7,403 million (2021: £7,952 million).

The decrease primarily reflected unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to UK pension schemes, increased contingent consideration payments for the settlement with Gilead and to Shionogi, plus a higher increase in inventory and a reduction in cash from discontinued operations. The decrease was primarily offset by a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange impact and favourable timing of collections.

Reconciliation of net cash inflow from continuing operating activities to free cash inflow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2022 £m	2021(1) £m
Net cash inflow from continuing operating activities	6,634	6,277
Purchase of property, plant and equipment	(1,143)	(950)
Purchase of intangible assets	(1,115)	(1,704)
Proceeds from sale of property, plant and equipment	146	132
Proceeds from sale of intangible assets	196	641
Net finance costs	(784)	(758)
Dividends from joint ventures and associates	6	9
Contingent consideration paid (reported in investing activities)	(79)	(114)
Contribution from non-controlling interests	8	7
Distributions to non-controlling interests	(521)	(239)

Free cash inflow	3,348	3,301

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,258 million (2021: £2,654 million) and disposals realised £342 million (2021: £773 million). Cash payments to acquire equity investments amounted to £143 million (2021: £162 million) and sales of equity investments realised £238 million (2021: £202 million).

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2022 £m	2021(1) £m
Free cash inflow	3,348	3,301

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £1,100 million (2021: £826 million), of which £1,031 million was recognised in cash flows from operating activities and £69 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Future cash flow

Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the “Principal risks and uncertainties” discussed under Item 3.D “Risk Factors” above. We may from time to time have additional demands for finance, such as for acquisitions. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.

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

Financial position and resources

	2022 £m	2021 £m
Assets
Non-current assets
Property, plant and equipment	8,933	9,932
Right of use assets	687	740
Goodwill	7,046	10,552
Other intangible assets	14,318	30,079
Investments in associates and joint ventures	74	88
Other investments	1,467	2,126
Deferred tax assets	5,658	5,218
Derivative financial instruments	—	18
Other non-current assets	1,194	1,676

Total non-current assets	39.377	60,429

Current assets
Inventories	5,146	5,783
Current tax recoverable	405	486
Trade and other receivables	7,053	7,860
Derivative financial instruments	190	188
Current equity investments	4,087	—
Liquid investments	67	61
Cash and cash equivalents	3,723	4,274
Assets held for sale	98	22

Total current assets	20,769	18,674

Total assets	60,146	79,103

Liabilities
Current liabilities
Short-term borrowings	(3,952)	(3,601)
Contingent consideration liabilities	(1,289)	(958)
Trade and other payables	(16,263)	(17,554)
Derivative financial instruments	(183)	(227)
Current tax payable	(471)	(489)
Short-term provisions	(652)	(841)

Total current liabilities	(22,810)	(23,670)

Non-current liabilities
Long-term borrowings	(17,035)	(20,572)
Corporation tax payable	(127)	(180)
Deferred tax liabilities	(289)	(3,556)
Pensions and other post-employment benefits	(2,579)	(3,113)
Other provisions	(532)	(630)
Derivative financial instruments	—	(1)
Contingent consideration liabilities	(5,779)	(5,118)
Other non-current liabilities	(899)	(921)

Total non-current liabilities	(27,240)	(34,091)

Total liabilities	(50,050)	(57,761)

Net assets	10,096	21,342

Total equity	10,096	21,342

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant, equipment and vehicles to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.

The total cost of our property, plant and equipment at 31 December 2022 was £19,451 million, with a net book value of £8,933 million. Of this, land and buildings represented £3,113 million, plant, equipment and vehicles £4,012 million and assets in construction £1,808 million. In 2022, we invested £1,245 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2022, we had contractual commitments for future capital expenditure of £743 million. We believe that our property and plant facilities are adequate for our current requirements.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on pages 45 and 46 of the GSK Annual Report 2022 and in “Note 47 – Legal Proceedings” to the financial statements incorporated by reference in Item 18 below.

Right of use assets

Right of use assets amounted to £687 million at 31 December 2022 compared with £740 million at 31 December 2021. The decrease in the year reflected the impact of depreciation and transfer to assets held for sale/distribution of £192 million and £127 million respectively, disposals and impairments amounting to £75 million, partly offset by additions through business combinations of £53 million and other additions of £233 million.

Goodwill

Goodwill decreased to £7,046 million at 31 December 2022, from £10,552 million primarily as a result of transfer of assets held for sale/distribution of £5,183 million for the Consumer Healthcare demerger partially offset by an increase of £1,127 million for the acquisitions of Sierra Oncology and Affinivax. The values for Affinivax are provisional and are subject to change.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2022 was £14,318 million (2021: £30,079 million). The decrease primarily reflected transfer to assets held for sale/distribution of £20,057 million, impairment losses, net of reversals and amortisation of £1,519 million, offset by additions, net of disposals, write-offs of £4,047 million and exchange rate gains of £1,628 million.

Investments in associates and joint ventures

We held investments in associates and joint ventures with a carrying value at 31 December 2022 of £74 million (2021: £88 million). See “Note 21 – Investments in associates and joint ventures” to the financial statements incorporated by reference in Item 18 below for more details.

Current equity investments

Current equity investments amounted to £4,087 million at 31 December 2022 (2021: £nil). Current equity investments comprise equity investments which the Group holds with the intention to sell and which it may sell in the short term. Where acquired with this intention, they are measured at fair value through the profit and loss (FVTPL). They are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement. The investment of £4,087 million (2021: £nil) represents the shares held in Haleon after the demerger.

Other investments

We held other investments with a carrying value at 31 December 2022 of £1,467 million (2021: £2,126 million). The most significant of these investments held at 31 December 2022 were in Vir Biotechnology and Nimbus Discovery. These investments had a fair value at 31 December 2022 of £180 million (2021: £266 million) and £139 million (2021: £32 million) respectively. The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We held current derivative financial assets at fair value of £190 million (2021: £188 million) and non-current derivative financial assets held at fair value of £nil (2021: £18 million). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.

Inventories

Inventories amounted to £5,146 million (2021: £5,783) at 31 December 2022. The decrease was mainly driven by the Consumer Healthcare demerger partially offset by vaccines stock build.

Trade and other receivables

Trade and other receivables amounted to £7,053 million (2021: £7,860 million) at 31 December 2022. The decrease was mainly driven by the Consumer Healthcare demerger and lower pandemic adjuvant sales compared to last year.

Deferred tax assets

Deferred tax assets amounted to £5,658 million (2021: £5,218 million) at 31 December 2022.

Derivative financial instruments: liabilities

We held current and non-current derivative financial liabilities at fair value of £183 million (2021: £228 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.

Trade and other payables

At 31 December 2022, trade and other payables were £16,263 million compared with £17,554 million at 31 December 2021. See “Note 29 – Trade and other payables” to the financial statements incorporated by reference in Item 18 below. The decrease was mainly driven by the Consumer Healthcare demerger and profit share collaborations offset by an increase in promotional activity in the regions.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £1,473 million at 31 December 2022 (2021: £5,027 million). Other provisions at the year-end included £218 million (2021: £196 million) related to legal and other disputes and £351 million (2021: £652 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £1,356 million (2021: £1,129 million) on pension arrangements and £994 million (2021: £1,243 million) on unfunded post- employment liabilities. See “Note 31 – Pensions and other post-employment benefits” to the financial statements, incorporated by reference in Item 18 below.

Other non-current liabilities

Other non-current liabilities amounted to £899 million at 31 December 2022 (2021: £921 million).

Contingent consideration liabilities

Contingent consideration amounted to £7,068 million at 31 December 2022 (2021: £6,076 million), of which £5,890 million (2021: £5,559 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £501 million (2021: £nil) represented the estimated present value of contingent consideration payable to the former shareholders of Affinivax and £673 million (2021: £479 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

The liability due to Shionogi was £263 million in respect of preferential dividends. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on pages 19 to 20 above.

Of the total contingent consideration payable (on a post-tax basis) at 31 December 2022, £940 million (2021: £937 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.

The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% and the Novartis Vaccines contingent consideration liability is discounted partly at 7.5% and partly at 8.5%.

Net debt

	2022 £m	2021 £m
Liquid investments	67	61
Cash and cash equivalents	3,723	4,274
Short term borrowings	(3,952)	(3,601)
Long term borrowings	(17,035)	(20,572)

Net debt the end of the year	(17,197)	(19,838)

At 31 December 2022, net debt was £17.2 billion, compared with £19.8 billion at 31 December 2021, comprising gross debt of £21.0 billion and cash and liquid investments of £3.8 billion. Net debt reduced by £2.6 billion primarily due to £3.3 billion free cash flow from continuing operations, £0.2 billion disposals of equity investments and £7.2 billion decrease from discontinued operations as result of demerger primarily reflecting £7.1 billion of pre-separation dividends attributable to GSK funded by Consumer Healthcare debt. This was partly offset by purchases of businesses of £3.1 billion, net of cash acquired, reflecting the acquisitions of Sierra Oncology and Affinivax, dividends paid to shareholders of £3.5 billion, net adverse exchange impacts of £1.4 billion from the translation of non-Sterling denominated debt and exchange on other financing items and £0.1 billion purchases of equity investments.

At 31 December 2022, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4.0 billion and £1.9 billion repayable in the subsequent year.

At 31 December 2022, GSK’s cash and liquid investments were held as follows:

	2022 £m	2021 £m
Bank balances and deposits	1,324	2,825
US Treasury and Treasury repo only money market funds	146	54
Liquidity funds	2,253	1,395

Cash and cash equivalents	3,723	4,274
Liquid investments – government securities	67	61

	3,790	4,335

Cash and liquid investments of £3.1 billion (2021: £2.9 billion) were held centrally at 31 December 2022.

The analysis of cash and gross debt after the effects of hedging is as follows:

	2022 £m	2021 £m
Liquid investments	67	61
Cash and cash equivalents	3,723	4,274
Gross debt – fixed	(19,214)	(23,167)
– floating	(1,773)	(1,006)

Net debt	(17,197)	(19,838)

Movements in net debt

	2022 £m	2021 £m
Total net debt at beginning of year	(19,838)	(20,780)
Decrease in cash and bank overdrafts	(7,597)	(2,504)
Decrease in liquid investments	(1)	(18)
Net decrease in long-term loans	569	—
Net decrease of short-term loans	4,053	2,003
Repayment of lease liabilities	202	181
Debt of subsidiary undertaking acquired	(24)	—
Exchange adjustments	(1,531)	314
Other non-cash movements	(207)	(134)

Decrease/(increase) in net debt from continuing operations	(4,536)	(158)
Decrease/(increase) in net debt from discontinued operations	7,177	1,100

Total net debt at end of year	(17,197)	(19,838)

Total equity

At 31 December 2022, total equity had decreased from £21,342 million at 31 December 2021 to £10,096 million.

A summary of the movements in equity is set out below:

	2022 £m	2021 £m
Total equity at beginning of year	21,342	20,808
Total comprehensive income for the year	14,790	4,759
Non-cash distribution to non-controlling interests	(2,960)	—
Deconsolidation of former subsidiaries	(3,045)	—
Dividends to shareholders	(3,467)	(3,999)
Ordinary shares issued	25	21
Changes in non-controlling interests	(20)	—
Non-cash dividends to shareholders	(15,526)	—
Hedging gain/loss transferred to non-financial assets	9	—
Transaction with non-controlling interest	—	10
Share-based incentive plans	357	367
Tax on share-based incentive plans	(8)	11
Contributions from non-controlling interests	8	7
Distributions to non-controlling interests	(1,409)	(642)

Total equity at end of year	10,096	21,342

Share purchases

At 31 December 2022, GSK held 217.1 million shares as Treasury shares (2021: 284.2 million shares), at a cost of £3,798 million (2021: £4,969 million), which has been deducted from retained earnings.

No ordinary shares were repurchased in the period 1 January 2022 to 28 February 2023 and the company does not expect to make any ordinary share repurchases in the remainder of 2023.

In 2022, 77.1 million Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts, of which 50.3 million shares were transferred prior to the share consolidation. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes.

A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2022, the ESOP Trusts held 59.9 million (2021: 23.3 million) GSK shares against the future exercise of share options and share awards. The carrying value of £353 million (2021: £27 million) has been deducted from other reserves. The market value of these shares was £861 million (2021: £371 million).

Contractual obligations and commitments

Financial commitments are summarised in “Note 36 – Commitments” and in “Note 44 – Financial instruments and related disclosures” to the financial statements incorporated by reference in Item 18 below.

The following table sets out our contractual obligations and commitments at 31 December 2022 as they fall due for payment.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Loans	20,086	3,786	3,213	2,259	10,828
Interest on loans	6,322	594	1,101	961	3,666
Finance lease obligations	1,008	167	328	177	336
Future Finance Charges on leases	146	25	41	28	52
Lease contracts that have not yet commenced	396	18	42	68	268
Intangible assets	10,659	317	590	1,616	8,136
Property, plant & equipment	743	612	131	—	—
Investments	138	51	71	13	3
Purchase commitments	161	96	61	4	—
Pensions and post-retirement benefits	345	345	—	—	—

Total	40,004	6,011	5,578	5,126	23,289

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

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved. There was a decrease in the commitments in 2022 as a result of a reduction in outstanding loan commitments.

In connection with the demerger of Consumer Healthcare, the 31 December 2020 pension scheme valuations identified cash funding or technical provisions deficits in three GSK UK Pension Schemes. Scottish limited partnerships (“SLPs”) were established to provide a funding mechanism for each of GSK’s UK defined benefit pension schemes. The SLPs together hold shares representing 7.5% of the total issued share capital of Haleon.

Each pension scheme, through its SLP interest, is entitled to receive a distribution from that SLP in an amount equal to the net proceeds of sales of Haleon shares, and to receive dividend income on Haleon shares, until it has received an aggregate amount equal to an agreed threshold (“Proceeds Threshold”). The Proceeds Thresholds total £1,080 million (as increased by notional interest on the remaining balance from time to time), and payment of this amount would fully fund the cash funding or technical provisions deficits in the three schemes shown by the 31 December 2020 valuations. Once the Proceeds Threshold has been reached the GSK-controlled General Partner of each SLP is entitled to sell the remaining Haleon shares held by the SLP and distribute the proceeds to GSK. As at 31 December 2022, £345 million remains outstanding to the UK Pension Trustees.

Contingent liabilities

Other contingent liabilities are set out in “Note 35 – Contingent liabilities” to the financial statements incorporated by reference in Item 18 below.

The following table sets out contingent liabilities, comprising performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	12	8	3	—	1
Other contingent liabilities	46	10	—	11	25

Total	58	18	3	11	26

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in “Note 32 – Other provisions” to the financial statements incorporated by reference in Item 18 below.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2022, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ under Item 3.D above on pages 3 to 8 above and “Note 47 – Legal proceedings” to the financial statements incorporated by reference in Item 18 below.

Group Financial Review 2021

2021 Financial performance

Financial performance growth commentary other than for growth in Group turnover is not available at CER without unreasonable effort. Growth in turnover is provided at both AER and CER; growth in all other line items is provided at AER only.

The Total results of the Group are set out below.

	2021(1)			2020(1)	Growth
		% of		% of
	£m	turnover	£m	turnover	£%
Turnover	24,696	100	24,354	100	1
Cost of sales	(8,163)	(33.1)	(7,929)	(32.6)	3

Gross profit	16,533	66.9	16,425	67.4	1
Selling, general and administration	(7,070)	(28.6)	(7,437)	(30.5)	(5)
Research and development	(5,019)	(20.3)	(4,793)	(19.7)	5
Royalty income	417	1.7	321	1.3	30
Other operating (expenses)/income	(504)		1,463

Operating profit	4,357	17.6	5,979	24.6	(27)
Net finance costs	(755)		(842)
Loss on disposal of interest in associates	(36)
Share of after-tax (losses)/profits of associates and joint ventures	33		33

Profit before taxation	3,599		5,170		(30)
Taxation	(83)		(67)

Profit after taxation from continuing operations for the year	3,516		5,103		(31)

Profit after taxation from discontinued operations and other gains from the demerger	1,580		1,285
Remeasurement of discontinued operations distributed to shareholders on demerger	—		—

Profit after taxation from discontinued operations	1,580		1,285		23

Total profit after taxation for the year	5,096		6,388		(20)

Profit attributable to non-controlling interests from continuing operations	200		230
Profit attributable to shareholders from continuing operations	3,316		4,873
Profit attributable to non-controlling interests from discontinued operations	511		409
Profit attributable to shareholders from discontinued operations	1,069		876

	5,096		6,388		(20)

Total profit attributable to non-controlling interests	711		639
Total profit attributable to shareholders	4,385		5749

	5,096		6,388		(20)

Earnings per share from continuing operations (p)	82.9p		122.4p		(32)
Earnings per share from discontinued operations (p)	26.7p		22.0p		21

Total earnings per share (p)	109.6p		144.4p		(24)

Earnings per ADS from continuing operations (US$)	2.29		3.16
Earnings per ADS from discontinued operations (US$)	0.73		0.57

Total earnings per ADS (US$)	3.02		3.73

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2021 and 2020 are set out on pages 12 and 13 above.

	2021(1)			2020(1)	Growth
	£m	% of turnover	£m	% of turnover	£%
Turnover	24,696	100	24,354	100	1
Cost of sales	(7,346)	(29.7)	(6,672)	(27.4)	10
Selling, general and administration	(6,749)	(27.3)	(7,025)	(28.8)	(4)
Research and development	(4,525)	(18.3)	(4,322)	(17.7)	5
Royalty income	417	1.6	321	1.2	30

Adjusted(2) operating profit	6,493	26.3	6,656	27.3	(2)

Adjusted profit attributable to shareholders	4,415		4,554		(3)
Adjusted profit attributable to non-controlling interest	441		481

Adjusted profit after tax	4,856		5,035		(4)

Adjusted earnings per share (p)	110.3p		114.4p		(4)

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

(2)

Adjusted results are non-IFRS measures excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results, AER growth, CER growth and other non-IFRS measures are defined below under “Reporting framework”.

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit from continuing operations for 2021(1) and 2020(1) can be summarised as follows:

	2021(1) £m	2020(1) £m
Total operating profit from continuing operations	4,357	5,979
Intangible amortisation	761	724
Intangible impairment	347	200
Major restructuring	424	1,178
Transaction-related items	1,143	1,237
Divestments, significant legal and other items	(539)	(2,662)

Adjusted results	6,493	6,656

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below)

The analysis of the impact of transaction-related items on operating profit for each of the last three years is as follows:

	2021(1) £m	2020(1) £m
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,026	1,114
ViiV Healthcare put options and Pfizer preferential dividends	48	(52)
Contingent consideration on former Novartis Vaccines business	27	172
Other adjustments	42	3

Transaction-related items	1,143	1,237

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below)

Full reconciliations between Total and Adjusted results for 2021 and 2020 are set out on pages 12 and 13 above.

Non-controlling interests in ViiV Healthcare

Trading profit allocations

As ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer, Inc. (Pfizer) 11.7% and Shionogi & Co. Ltd (Shionogi) 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021. Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).

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

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

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

Movements in contingent consideration payable to Shionogi were as follows:

	2021 £m	2020 £m
Contingent consideration at beginning of the year	5,359	5,103
Remeasurement through income statement and other movements	1,026	1,114
Cash payments: operating cash flows	(721)	(751)
Cash payments: investing activities	(105)	(107)

Contingent consideration at end of the year	5,559	5,359

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2021, £937 million (31 December 2020: £745 million) is expected to be paid within one year.

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

Settlement with Gilead

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir- containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded. The settlement resulted in a re- measurement of the existing liabilities for contingent consideration and the Pfizer put option at the 2021 year end.

The impact of the settlement with Gilead on the contingent consideration liability (CCL) was to increase it by £288 million, on a post-tax basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax basis.

The impact of the settlement on the Pfizer put option liability was an increase of £114 million and was included in the re-measurement at 31 December 2021.

Reporting definitions

Reporting definitions are set out on pages 20 and 21 above.

Group turnover

	2021(1) £m	2020(1) £m	Growth £%	Growth CER%
Specialty Medicines	8,251	6,969	18	25
Vaccines	6,778	6,982	(3)	2
General Medicines	9,667	10,281	(6)	(3)
Consumer Healthcare(2)	—	122	—	—

	24,696	24,354	1	6

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below)

(2)	Sales of products outside the perimeter of the Consumer Healthcare business related to sale of shares to Hindustan Unilever.

Group turnover was £24,696 million in 2021, up 1% at AER, 6% at CER compared to 2020. In 2021 sales of COVID-19 solutions contributed growth of 6% at AER and 6% CER.

Specialty Medicines turnover in the year was £8,251 million, up 18% AER, 25% CER. Sales of Xevudy, the monoclonal antibody treatment for COVID-19 of £958 million contributed approximately 15 percentage points to Specialty Medicines growth.

Vaccines turnover in the year decreased 3% at AER but grew 2% at CER to £6,778 million, primarily driven by pandemic adjuvant sales, partially offset by foreign exchange and lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation across regions, resulting in lower Shingrix and Hepatitis vaccines sales. Unfavourable US prior period RAR adjustments reduced overall Vaccines growth by approximately 2 percentage points, particularly in Fluarix/ FluLaval and Shingrix where the impact on product growth was a decrease of 7% and a decrease of 2% respectively.

Sales of pandemic adjuvant contributed 6% at AER, 7% at CER. Excluding these sales Vaccines turnover decreased 9% AER, 5% CER to £6,331 million.

General Medicines in the year decreased 6% at AER and 3% at CER to £9,667 million.

Commercial Operations Innovation sales (sales of products launched in the last five years including lifecycle innovation) amounted to £6,841 million (excluding COVID-19 solutions) in 2021 largely driven by sales of Shingrix, Trelegy, Nucala, Benlysta, Dovato, Juluca, and Zejula.

Specialty Medicines turnover

	2021(1) (revised) £m	2020(1) (revised) £m	Growth £%	Growth CER%
HIV	4,777	4,876	(2)	3
Oncology	489	372	31	37
Immuno-inflammation, respiratory and other	2,027	1,721	18	25

	7,293	6,969	5	10
Pandemic	958	—

Specialty medicines	8,251	6,969	18	25

(1)	2021 and 2020 have been revised to reflect changes to product groups previously reported as Established Pharmaceuticals.

HIV

HIV sales were £4,777 million a decrease of 2% AER but growth of 3% CER for the year. Triumeq sales were £1,882 million, down 18% AER, 14% CER and Tivicay sales were £1,381 million, down 10% AER, 4% CER. The mature portfolio resulted in less than 1 percentage point of CER sales decrease.

New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £1,387 million representing 29% of the total HIV portfolio (18% in 2020). Sales of the two drug regimens Juluca and Dovato were £517 million and £787 million, respectively, with combined growth of 50% AER, 58% CER. Rukobia sales were £45 million. Cabenuva, the first long acting injectable, recorded £38 million of sales for the full year.

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

Oncology

Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £395 million, up 17% AER, 22% CER, impacted by ongoing lower diagnosis rates due to the COVID-19 pandemic, particularly in the US. Sales included £212 million in the US and £163 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021. Blenrep sales globally totalled £89 million.

Immuno-inflammation, respiratory and other

Immuno-inflammation, respiratory and other sales were £2,027 million, up 18% AER, 25% CER with Benlysta sales up 22% AER, 29% CER to £874 million, benefitting from lupus nephritis launches in US and Japan in H2 2020.

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

Vaccines turnover

	2021 £m	2020 £m	Growth £%	Growth CER%
Meningitis	961	1,029	(7)	(2)
Influenza	679	733	(7)	(2)
Shingles	1,721	1,989	(13)	(9)
Established Vaccines	2,970	3,231	(8)	(4)

	6,331	6,982	(9)	(5)
Pandemic Vaccines	447	—

Vaccines	6,778	6,982	(3)	2

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

Established Vaccines

Hepatitis vaccines sales were down 20% AER, 16% CER to £460 million, adversely impacted by de-prioritisation of routine US adult vaccinations, increased Hepatitis B vaccine competition and unfavourable CDC stockpile movements in the US, and by COVID-19 related travel restrictions in Europe and International.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) decreased 4% AER but grew 1% CER. Infanrix/ Pediarix sales decreased 14% AER, 9% CER to £543 million, reflecting lower tender volume in Europe and International as well as a change in recommendation for the dosing schedule in Germany, partly offset by increased demand in the US. Boostrix sales grew 9% AER, 14% CER to £521 million, largely driven by demand recovery and tender volumes in International, as well as higher demand and share in the US.

Rotarix sales were down 3% AER but up 1% CER to £541 million, reflecting demand recovery in International and foreign exchange impacts.

Synflorix sales decreased by 11% AER, 8% CER to £357 million, primarily due to lower tender demand in Emerging markets. MMRV vaccines sales were stable at AER but grew 4% CER to £260 million, largely driven by higher demand in International.

Pandemic Vaccines

Pandemic vaccines sales of £447 million included £444 million of pandemic adjuvant sales to the US and Canadian governments.

General Medicines turnover

	2021(1) (revised) £m	2020(1) (revised) £m	Growth £%	Growth CER%
Respiratory	6,048	6,006	1	6
Other general medicines	3,619	4,275	(15)	(15)

General medicines	9,667	10,281	(6)	(3)

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below)

2021 and 2020 have been revised to reflect changes to product groups previously reported as Established Pharmaceuticals.

Respiratory

Total Respiratory sales were up 1% AER, 6% CER. The performance was driven by Trelegy sales of £1,217 million up 49% AER, 57% CER driven by growth in all regions.

Advair/Seretide sales of £1,357 million continued to be eroded by generic competition, decreasing by 12% at AER, 7% at CER.

Other general medicines

Other General Medicines sales were £3,619 million, down 15% at AER and 15% at CER primarily driven by a decline in Augmentin at 13% AER and 7% CER due to lower demand for antibiotics during the COVID-19 Pandemic period. Avodart which declined 19% at AER and 25% at CER due to loss of exclusivity in Japan and Europe and the divestment of GSK’s cephalosporin products in Q4 2021.

Turnover by regions

US

In the US, sales were £11,914 million, up 7% at AER, 14% at CER. Sales of Xevudy were £602 million.

Europe

In Europe, sales were £5,370 million, down 3% at AER, 1% at CER. Sales of Xevudy were £69 million.

International

International sales were £7,412 million, down 3% at AER, up 2% at CER. Sales of Xevudy were £287 million.

Cost of sales

	2021(1) £m	2020(1) £m	Growth £%
Total cost of sales	(8,163)	(7,929)	3
Adjusted cost of sales	(7,346)	(6,672)	10

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total cost of sales as a percentage of turnover was 33.1%, 0.5 percentage points higher at AER than 2020.

Adjusted cost of sales as a percentage of turnover was 29.7%, 2.3 percentage points higher at AER compared with 2020. This primarily reflected higher pandemic sales (Xevudy) as well as higher supply chain costs in Vaccines resulting from lower demand and higher inventory adjustments, partly offset by price benefits, including the benefit from prior period RAR adjustments, a further contribution from restructuring savings across the business and favourable mix in Vaccines.

Selling, general and administration

	2021(1) £m	2020(1) £m	Growth £%
Total selling, general and administration	(7,070)	(7,437)	(5)
Adjusted selling, general and administration	(6,749)	(7,025)	(4)

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total SG&A costs as a percentage of turnover were 28.6%, 1.9 percentage points lower at AER compared to 2020. This included a reduction in restructuring charges.

Adjusted SG&A costs as a percentage of turnover were 27.3%, 1.5 percentage points lower at AER than in 2020. Adjusted SG&A costs decreased 4% at AER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Commercial Operations and support functions. The decrease also reflected a favourable legal settlement in 2021 compared to increased legal costs in 2020 as well as one-off benefits in pensions and insurance which were partly offset by the one-off benefit from restructuring of post- retirement benefits in 2020. This was partly offset by increased investment behind launches in HIV and Vaccines.

Research and development

	2021(1) £m	2020(1) £m	Growth £%
Total research and development	(5,019)	(4,793)	5
Adjusted research and development	(4,525)	(4,322)	5

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total R&D expenditure was £5,019 million up 5% at AER including an increase in impairments partly offset by a decrease in major restructuring charges.

Adjusted R&D expenditure increased by 5% at AER to £4,525 million (18.3% of turnover), up 4% at AER, primarily driven by increased investment in our Specialty portfolios, including the early stage research projects. Efficiency savings continued from the implementation of the One R&D programme for Research and Development as part of the Separation preparation restructuring programme.

The growth of the Specialty portfolio in 2021 was primarily driven by our two programmes for COVID-19 treatment (Xevudy and otilimab) along with the other otilimab programme for rheumatoid arthritis, bepirovirsen, our HBV antisense oligonucleotide and depemokimab, our anti-IL5 for asthma. This has been partly offset by reduced spend on daprodustat due to the completion of programmes. In Oncology, there is continued investment reflecting our commitment to synthetic lethality and in Blenrep, together with bintrafusp alfa, where we have accelerated close-out costs for the programme but this has been largely offset by a reduction in spend on feladilimab following the decision to terminate the programme in April. Vaccines increased investment in clinical programmes for meningitis and RSV and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns.

Royalty income

Royalty income was £417 million (2020: £321 million), up 30% AER primarily driven by higher sales of Gardasil.

Other operating income/(expense)

Net other operating expenses of £504 million (2020: £1,463 million income) primarily reflected accounting charges of £1,101 million (2020: £1,234 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,026 million (2020: £1,114 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £380 million and a charge for £646 million primarily from adjustments to sales forecasts and the settlement with Gilead (see “Settlement with Gilead Sciences Inc. (Gilead)” above). This was partly offset by a number of asset disposals including the disposal of royalty rights on cabozantinib, the disposal of the cephalosporin business and fair value uplifts on investments. 2020 included the net profit on disposal of Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Operating profit

Total operating profit was £4,357 million compared with £5,979 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities. Total operating margin was 17.6%.

Excluding these and other Adjusting items, Adjusted operating profit was £6,493 million, 2% lower than 2020 at AER, on a turnover increase of 1% AER. The Adjusted operating margin of 26.3% was 1.0 percentage points lower at AER.

The decrease in Adjusted operating profit reflected foreign exchange, lower sales in Vaccines, primarily Shingrix, higher supply chain costs in Vaccines and increased investment in R&D across Vaccines and Specialty Medicines. This was partially offset by the benefit from incremental pandemic sales (Xevudy and adjuvant) contributing approximately 9% AER to Adjusted Operating profit growth. Adjusted Operating profit also benefited from sales growth in Commercial Operations including the benefit from prior period RAR adjustments and tight control of ongoing costs including reduced promotional and variable spending across all the business as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.

Total contingent consideration cash payments in 2021 amounted to £856 million (2020: £885 million). This included cash payments made to Shionogi of £826 million (2020: £858 million).

Adjusted operating profit by business

Commercial Operations operating profit was £11,467 million, up 2% AER on a turnover increase of 2% AER. The operating margin of 46.4% was 0.2 percentage points lower at AER than in 2020. This primarily reflected price benefits in Commercial Operations, including the benefit from a prior period RAR adjustment, the tight control of ongoing costs, short term benefits to changes in ways of working, a favourable legal settlement in 2021 compared to increased legal costs in 2020, increased royalty income and the continuing benefit of restructuring. This was partly offset by support to launches in HIV and Vaccines and higher supply chain costs in Vaccines.

Research and Development operating expenses were £4,567 million, up 4% AER primarily driven by increased investment in our Specialty portfolios, including the early stage research projects.

Net finance costs

Finance income	2021(1) £m	2020(1) £m
Interest and other income	13	26
Fair value movements	1	6

	14	32

Finance expense
Interest expense	(735)	(813)
Unwinding of discounts on provisions	(2)	(3)
Remeasurements and fair value movements	(2)	(2)
Finance expense on lease liabilities	(27)	(33)
Other finance expense	(3)	(23)

	(769)	(874)

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total net finance costs were £755 million compared with £842 million in 2020. Adjusted net finance costs were £752 million compared with £838 million in 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels, favourable movements in foreign exchange rates, a premium paid on the early repayment and refinancing of bond debt in 2020 and reduced interest on tax partly offset by lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates and joint ventures was £33 million (2020 – £33 million).

Loss on disposal of interest in associates

The net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.

Profit before tax

Taking account of net finance costs, the share of profits of associates and loss on disposal of interest in associates, profit before taxation was £3,599 million compared with £5,170 million in 2020.

Taxation

	2021(1) £m	2020(1) £m
UK current year charge	119	(45)
Rest of world current year charge	593	745
Charge/(credit) in respect of prior periods	219	11

Total current taxation	931	711
Total deferred taxation	(848)	(644)

Taxation on total profits	83	67

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The charge of £83 million represented an effective tax rate on Total results of 2.3% (2020: 1.3%) and reflected the different tax effects of the various Adjusting items, including a credit of £430 million resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023). 2020 reflected the disposal of Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £918 million and represented an effective Adjusted tax rate of 15.9% (2020: 13.9%).

Issues related to taxation are described in Note 14 to the financial statements ‘Taxation’ incorporated by reference in Item 18 below. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests

The allocation of Total earnings to non-controlling interests amounted to £200 million (2020: £230 million). Allocation of ViiV Healthcare profits was £196 million (2020: £223 million), including reduced credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £441 million (2020: £481 million). The reduction in allocation primarily reflected a reduced allocation of ViiV Healthcare profits of £438 million (2020: £474 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share

Total EPS from continuing operations was 82.9p compared with 122.4p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer Healthcare brands partly offset by the related loss on sale of the shares in Hindustan Unilever, partly offset by a credit of £430 million to Taxation in 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023), lower major restructuring costs and lower remeasurement charges on the contingent consideration liabilities.

Adjusted EPS was 110.3p compared with 114.4p in 2020, down 4% AER primarily reflecting foreign exchange, lower sales in Vaccines, primarily Shingrix, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate. This was offset by incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs.

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

Total Major restructuring charges incurred in 2021 were £424 million (2020 – £1,178 million), analysed as follows

			2021(1)			2020(1)
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
Separation preparation restructuring programme	353	59	412	624	215	839
Legacy programmes	32	(20)	12	145	194	339

	385	39	424	769	409	1,178

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Cash charges of £353 million under the Separation Preparation programme primarily arose from restructuring of some administrative functions as well as Global Supply chain, R&D functions and Commercial. The non-cash charges of £59 million primarily reflected write-down of assets in administrative locations and R&D sites.

Total cash payments made in 2021 were £551 million (2020: £435 million), £428 million (2020: £152 million) relating to the Separation Preparation restructuring programme, £123 million (2020: £256 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by income statement line was as follows:

	2021(1) £m	2020(1) £m
Cost of sales	102	585
Selling, general and administration	277	395
Research and development	45	198

Total Major restructuring costs from continuing operations	424	1,178

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

The benefit in the 2021 from restructuring programmes was £0.7 billion, the benefit from the Separation Preparation restructuring programme was £0.3 billion and the benefit from the 2018 Restructuring programme was £0.2 billion.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: new GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aimed to:

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

Legacy programmes included the 2018 major restructuring programme, including Tesaro, which cost £1.5 billion to the end of 2021, with cash costs of £0.6 billion and non-cash costs of £0.9 billion, and has delivered annual savings of around £0.5 billion by the end of 2021 (at 2019 rates). These savings were fully re-invested to help fund targeted increases in R&D and commercial support of new products. The programme is substantially complete.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,143 million (2020: £1,237 million). This included a net £1,101 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2021(1) £m	2020(1) £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,026	1,114
ViiV Healthcare put options and Pfizer preferential dividends	48	(52)
Contingent consideration on former Novartis Vaccines business	27	172
Other adjustments	42	3

Total transaction-related charges	1,143	1,237

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

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

Divestments, significant legal charges and other items

Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib, disposal of the cephalosporins business, fair value gains on investments and certain other Adjusting items, including the impact of the enactment of the increase in the headline rate of UK Corporate tax as discussed in “Note 14—Taxation” to the financial statements incorporated by reference in Item 18 below. In 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A charge of £35 million (2020: £7 million) was recorded for significant legal matters arising in 2021. Significant legal cash payments were £5 million (2020: £9 million).

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2021 £m	2020 £m
Total net cash inflow from operating activities	7,952	8,441
Total net cash (outflow) from investing activities	(1,777)	2,161
Total net cash inflow/(outflow) from financing activities	(7,589)	(10,132)

(Increase)/Decrease in cash and bank overdrafts	(1,414)	470

Cash and bank overdrafts at beginning of year	5,262	4,831
Exchange adjustments	(29)	(39)
Decrease in cash and bank overdrafts	(1,414)	470

Cash and bank overdrafts at end of year	3,819	5,262

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,274	6,292
Overdrafts	(455)	(1,030)

	3,819	5,262

The net cash inflow from operating activities for the year was £7,952 million (2020: £8,441 million). The decrease primarily reflected , increased trade receivables, adverse timing of RAR, , a reduction in cash from discontinued operations including increased separation costs and reduced adjusted operating profit at AER partly offset by reduced tax payments including tax on disposals.

Reconciliation of net cash inflow from continuing operating activities to free cash inflow

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2021(1) £m	2020(1) £m
Net cash inflow from continuing operating activities	6,277	6,588
Purchase of property, plant and equipment	(950)	(989)
Purchase of intangible assets	(1,704)	(956)
Proceeds from sale of property, plant and equipment	132	49
Proceeds from sale of intangible assets	641	343
Net finance costs	(758)	(824)
Dividends from joint ventures and associates	9	31
Contingent consideration paid (reported in investing activities)	(114)	(120)
Contribution from non-controlling interests	7	3
Distributions to non-controlling interests	(239)	(442)

Free cash inflow	3,301	3,683

(1)

The 2021 and 2020 results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £2,654 million (2020: £1,945 million) and disposals realised £773 million (2020: £392 million). Cash payments to acquire equity investments amounted to £162 million (2020: £411 million), primarily relating to Vir Biotechnology, and sales of equity investments realised £202 million (2020: £3,269 million).

Free cash flow

Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2021(1) £m	2020(1) £m
Free cash inflow	3,301	3,683

(1)

The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see “Note 41 – Acquisitions and Disposals” to the financial statements incorporated by reference in Item 18 below).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £826 million (2020: £858 million), of which £721 million was recognised in cash flows from operating activities and £105 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 12 October 2022. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.

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

Each day, we sweep cash to or from number of global subsidiaries to central Treasury accounts for liquidity management purposes.

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

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored and any breach of these limits would be reported to the Chief Financial Officer immediately.

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

The critical accounting policies relate to the following areas:

•	Turnover (Note 6)

•	Taxation (Note 14)

•	Legal and other disputes (Notes 47 and 32)

•	Contingent liabilities (Note 35)

•	Pensions and other post-employment benefits (Note 31).

Information on the judgements and estimates made in these areas is given in “Note 3 – Critical accounting judgements and key sources of estimation uncertainty” to the financial statements incorporated by reference in Item 18 below.

Turnover

In respect of the Turnover accounting policy, our largest business is US Commercial Operations, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Commercial Operations:

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

•

We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market-related information such as stock levels at wholesalers, anticipated price increases and competitor activity

A reconciliation of gross turnover to net turnover for US Commercial Operations is as follows:

	2022		2021		2020
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	29,814	100	24,432	100	24,570	100
Market-driven segments	(8,275)	(28)	(6,875)	(28)	(7,004)	(29)
Government mandated and state programmes	(6,218)	(21)	(5,134)	(21)	(5,710)	(23)
Cash discounts	(536)	(2)	(438)	(2)	(453)	(2)
Customer returns	(255)	(1)	(253)	(1)	(235)	(1)
Prior year adjustments	780	3	855	4	540	2
Other items	(768)	(2)	(673)	(3)	(560)	(2)

Total deductions	(15,272)	(51)	(12,518)	(51)	(13,422)	(55)

Net turnover	14,542	49	11,914	49	11,148	45

The reconciliation has been revised to include Vaccines as part of US Commercial Operations in all years.

Market-driven segments consist primarily of managed care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and federal government programmes which receive government- mandated pricing via rebates and chargebacks.

Overall sales deduction as a percentage of sales is consistent year over year with sales growth coming primarily from Trelegy and Specialty Products including ViiV. Deductions within the year were split approximately as follows: General Medicines 70%, Specialty Medicines 20% and Vaccines 10%.

At 31 December 2022, the total accrual for rebates, discounts, allowances and returns for US Commercial Operations amounted to £5,855 million (2021: £5,044 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Commercial Operations inventory levels at wholesalers and in other distribution channels at 31 December 2022 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

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

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in “Note 47 – Legal proceedings” to the financial statements incorporated by reference in Item 18 below.

5.B	Liquidity and capital resources

The information set forth under the heading “Note 44 – Financial instruments and related disclosures” on pages 245 to 261 of the GSK Annual Report 2022 is incorporated herein by reference.

The information set forth under the headings “Cash generation and conversion,” “Financial position and resources” and “Treasury policies” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the heading “Note 27 – Cash and cash equivalents” on page 216 of the GSK Annual Report 2022 is incorporated herein by reference.

The Group has, in its opinion, sufficient working capital to meet its present requirements.

Liquidity sources in the short-term

The information set forth under the heading “Liquidity risk management” on page 245 of the GSK Annual Report 2022 is incorporated herein by reference.

Liquidity sources in the long-term

The information set forth under the heading “Cash generation and conversion,” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

Material Cash Requirements

The information set forth under the headings:

•	“Note 30 – Net debt” on pages 218 and 219; and

•	“Note 36 – Commitments” on page 232

of the GSK Annual Report 2022 is incorporated herein by reference.

Loans: At 31 December 2022 the Group had £20.1 billion of borrowings of which £3.8 billion was repayable within one year and £16.3 billion was payable after one year. Interest payable on these loans amounted to £6.3 billion of which £0.6 billion was payable within one year and £5.7 billion was payable after more than one year. Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

Intangible assets commitments: At 31 December 2022, the Group had intangible assets commitments of £10.7 billion. Of these, £0.3 billion fall due within one year and £10.4 billion fall due after more than one year. The commitments include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted.

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

Finance Lease obligations: At 31 December 2022 the Group had £1.0 billion of finance lease obligation of which £0.2 billion was payable within one year and £0.8 billion was payable after one year.

Property, plant and equipment: At 31 December 2022 the Group had property, plant and equipment commitments of £0.7 billion of which £0.6 billion was payable within one year and £0.1 billion was payable after one year. The information set forth under the heading “Property, plant and equipment” within “Financial position and resources” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

Purchases commitments: At 31 December 2022 the Group had £0.2 billion of purchase commitments of which £0.1 billion was payable within one year and £0.1 billion was payable after one year.

Future finance charges on leases: At 31 December 2022 the Group had £0.1 billion of future finance charges most of which was payable after one year.

Investments: At 31 December 2022 the Group had £0.1 billion of investments commitments most of which was payable after one year.

Pensions: In connection with the demerger of Consumer Healthcare, the 31 December 2020 pension scheme valuations identified cash funding or technical provisions deficits in three GSK UK Pension Schemes. Scottish limited partnerships (“SLPs”) were established to provide a funding mechanism for each of GSK’s UK defined benefit pension schemes. The SLPs together hold shares representing 7.5% of the total issued share capital of Haleon.

Each pension scheme, through its SLP interest, is entitled to receive a distribution from that SLP in an amount equal to the net proceeds of sales of Haleon shares, and to receive dividend income on Haleon shares, until it has received an aggregate amount equal to an agreed threshold (“Proceeds Threshold”). The Proceeds Thresholds total £1,080 million (as increased by notional interest on the remaining balance from time to time), and payment of this amount would fully fund the cash funding or technical provisions deficits in the three schemes shown by the 31 December 2020 valuations. Once the Proceeds Threshold has been reached the GSK-controlled General Partner of each SLP is entitled to sell the remaining Haleon shares held by the SLP and distribute the proceeds to GSK. As at 31 December 2022, £345 million remains outstanding to the UK Pension Trustees.

There was a decrease in the commitments in 2022 as a result of a reduction in outstanding loan commitments.

5.C	Research and development, patents and licenses, etc.

The information set forth under the headings:

•	“Research and development” on pages 15 to 28;

•	“Pharmaceuticals and Vaccines product development pipeline” on pages 278 to 281;

•	“Pharmaceutical products, competition and intellectual property” on pages 282 and 283; and

•	“Vaccine products, competition and intellectual property” on page 284 of the GSK Annual Report 2022 is incorporated herein by reference.

5.D	Trend information

The information set forth under the heading “Group financial review 2022” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

5.E	Critical Accounting Estimates

Not applicable.

Item 6.	Directors, Senior Management and Employees

6.A	Directors and senior management

The information set forth under the headings:

•	“The Board” on pages 97 to 100; and

•	“GSK Leadership Team (GLT)” on pages 101 to 102

of the GSK Annual Report 2022 is incorporated herein by reference.

6.B	Compensation

The information set forth in the report on “Remuneration” on pages 132 to 164; excluding:

•	the second paragraph under “GSK’s Remuneration policy 2022” on page 133; and

•	the heading and the information under the heading “How our performance measures align to our strategy” on page 135 of the GSK Annual Report 2022 is incorporated herein by reference.

6.C	Board practices

The information set forth under the heading:

•	“Engaging with shareholders” and “Board evolution” within the “Chair’s statement” on page 5;

•	“Corporate governance” on pages 96 to 131, excluding:

•	the first and second paragraphs within the “Chair’s governance statement” on page 104; and

•	the heading and the information under the heading “Section 172 statement” on pages 112 to 114; and

•	“Service contracts and letters of appointment” on page 150

of the GSK Annual Report 2022 is incorporated herein by reference.

6.D	Employees

The information set forth under the headings:

•	“Note 9 – Employee costs” on page 200;

•	“Note 31 – Pensions and other post-employment benefits” on pages 220 to 228; and

•	“Number of employees” under “Three year selected financial data” on page 277 of the GSK Annual Report 2022 is incorporated herein by reference.

6.E	Share ownership

The information set forth under the headings:

•	“Note 45 – Employee share schemes” on pages 262 and 263;

•	“2022 Total remuneration (audited)” on pages 136 to 137;

•	“Vesting of PSP LTI awards” on pages 141 to 142;

•	“2020 PSP vesting” on page 142;

•	“Performance of ongoing LTI awards” on page 142;

•	“2022 LTI awards” on page 143; and

•	“Directors’ interests in shares (audited)” on pages 154 to 155 of the GSK Annual Report 2022 is incorporated herein by reference.

6.F	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

7.A	Major shareholders

The information set forth under the headings:

•	“Change of control and essential contracts” within “Directors’ Report” on page 130;

•	“Share capital and control” on pages 296 and 297; and

•	“Analysis of shareholdings at 31 December 2022” on page 298

of the GSK Annual Report 2022 is incorporated herein by reference.

7.B	Related party transactions

The information set forth under the heading “Note 40 – Related party transactions” on page 236 of the GSK Annual Report 2022 is incorporated herein by reference.

The information set forth under the heading “Demerger Agreements” in Item 10.C of this annual report on Form 20-F is incorporated herein by reference.

7.C	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

8.A	Consolidated Financial Statements and Other Financial Information:

See Item 18 below.

In addition, the information set forth under the headings:

•	“Note 47 – Legal proceedings” on pages 265 to 267; and

•	“Dividends” on page 298

of the GSK Annual Report 2022 is incorporated herein by reference.

8.B	Significant Changes

The information set forth under the heading “Note 47 – Legal proceedings” on pages 265 to 267 of the GSK Annual Report 2022 is incorporated herein by reference.

Item 9.	The Offer and Listing

9.A	Offer and listing details

The information set forth under the headings:

•	“Market capitalisation” on page 297; and

•	“Nature of trading market” on page 297

of the GSK Annual Report 2022 is incorporated herein by reference.

The trading symbol for GSK’s Ordinary Shares of 31 1⁄4 pence each on the London Stock Exchange is GSK and the trading symbol for GSK’s ADSs on the New York Stock Exchange (the “NYSE”) is GSK.

9.B	Plan of distribution

Not applicable.

9.C	Markets

The information set forth under the headings:

•	The second paragraph under “Share capital and control” on page 296; and

•	“Nature of trading market” on page 297

of the GSK Annual Report 2022 is incorporated herein by reference.

9.D	Selling shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the issue

Not applicable.

Item 10.	Additional Information

10.A	Share Capital

Not applicable.

10.B	Articles of Association of GSK plc

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

(a) Voting

All resolutions put to the vote at general meetings, including electronic general meetings (see paragraph (h)), will be decided by poll.    On a poll, every shareholder who is present in person or by proxy or, in the case of an electronic general meeting, who participates or is represented by proxy via an electronic platform shall have one vote for every Ordinary Share of which they are the holder. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names stand on the register. Unless the Directors otherwise decide, the right to attend a general meeting and voting rights may not be exercised by a shareholder who has not paid to the company all calls and other sums then payable by them in respect of their Ordinary Shares. The right to attend a general meeting and voting rights may not be exercised by a shareholder who is subject to an order under Section 794 of the Companies Act 2006 because they have failed to provide the company with information concerning their interests in Ordinary Shares within the prescribed period, as required by Section 793 of the Companies Act 2006.

(b) Transfer of Ordinary Shares

Any shareholder may transfer their Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Directors may approve. Such instrument must be properly signed and stamped or certified (or otherwise shown to the satisfaction of the Directors as being exempt from stamp duty) and lodged with the company together with the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

Any member may transfer title to their uncertificated Ordinary Shares by means of a relevant system, such as CREST.

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

If new shares are created or issued which rank equally with any other existing shares, or if the company purchases or redeems any of its own shares, the rights of existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

(e) Unclaimed dividends

All dividends or other sums payable on or in respect of any Ordinary Shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the company until claimed. Unless the Directors decide otherwise, any dividend or other sums payable on or in respect of any Ordinary Shares unclaimed after a period of six years from the date when declared or became due for payment will be forfeited and revert to the company. The company may stop sending dividend cheques or warrants by post, or employ such other means of payment in respect of any Ordinary Shares, if at least two consecutive payments have remained uncashed or are returned undelivered or if one payment has remained uncashed or is returned undelivered and the company cannot establish a new address for the holder after making reasonable enquiries; however, in either case, the company must resume sending cheques or warrants or employ such other means of payment if the holder or any person entitled to the Ordinary Shares by transmission requests the resumption in writing.

(f) Untraced shareholders

The company may sell any certificated Ordinary Shares in the company after using reasonable efforts to trace the holder of, or person entitled by transmission to, the Ordinary Shares and sending a notice to the registered address or last known address of the holder or other person entitled in accordance with the requirements of the Articles and waiting for three months if the Ordinary Shares have been in issue for at least ten years and during that period at least three dividends have become payable on them and have not been claimed or satisfied and, so far as any Director is aware, the company has not received any communication from the holder of the Ordinary Shares or any person entitled to them by transmission. Upon any such sale, the company will become indebted to the former holder of the Ordinary Shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale unless and until forfeited. If no valid claim for the money has been received by the company during a period of two years from the date on which the relevant shares were sold by the company, the money will be forfeited and will belong to the company.

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

(i) Conflicts of interest

The Directors may, subject to the provisions of the Articles, authorise any matter which would otherwise involve a Director breaching their duty under the Companies Acts to avoid conflicts of interest (each a “Conflict”). A Director seeking authorisation in respect of a Conflict shall declare to the other Directors the nature and extent of their Conflict as soon as is reasonably practicable and    shall provide the other Directors with such details of the matter as are necessary to decide how to address the Conflict. The board may resolve to authorise the relevant Director in relation to any matter the subject of a Conflict, save that the relevant Director and any other Director with a similar interest shall not count towards the quorum nor vote on any resolution giving such authority, and, if the other Directors so decide, shall be excluded from any meeting of the Directors while the Conflict is under consideration.

(j) Other Conflicts of Interest

Subject to the provisions of the Companies Acts, and provided the nature and extent of a Director’s interest has been declared to the Directors, a Director may:

(i)	be party to, or otherwise interested in, any contract with the company, or in which the company has a direct or indirect interest;

(ii)

hold any other office or place of profit with the company (except that of auditor) in conjunction with their office of director for such period and upon such terms, including remuneration, as the Directors may decide;

(iii)	act by themselves or through a firm with which they are associated in a professional capacity for the company or any other company in which the company may be interested (otherwise than as auditor);

(iv)	be or become a director of, or employed by, or otherwise be interested in any holding company or subsidiary company of the company or any other company in which the company may be interested; and

(v)

be or become a director of any other company in which the company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of their appointment as director of that other company.

No contract in which a Director is interested shall be liable to be avoided, and any Director who is so interested is not liable to account to the company or its shareholders for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established. However, no Director may vote on, or be counted in the quorum, in relation to any resolution of the board relating specifically to their own appointment (including remuneration) or the terms of their termination of appointment or relating to any contract in which they have an interest (subject to certain exceptions).

Subject to the Companies Acts, the company may by ordinary resolution suspend or relax to any extent the provisions relating to directors’ interests or restrictions on voting or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(k) Directors’ remuneration

Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Directors, but the total fees paid to all of the directors for acting as directors (excluding any amounts paid under any other provision of the Articles) shall not exceed the higher of:

(i)	£3 million a year; and

(ii)

any higher amount as the company may by ordinary resolution decide. Such fees may be satisfied in cash or in shares or any other non-cash form. Any Director who devotes special attention to the business or performs any services which the Directors consider to extend beyond the ordinary services of a Director shall be entitled to receive such remuneration (whether by way of salary, commission or otherwise) as the Directors may decide. Each Director may be paid reasonable travelling, hotel and other incidental expenses they incur in attending and returning from meetings of the Directors or committees of the Directors, or general meetings of the company, or otherwise incurred in connection with the performance of their duties for the company.

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

(n) Retirement and removal of Directors

A Director is subject to re-election at every annual general meeting of the company. In addition to any power of removal conferred by the Companies Acts the company may by special resolution remove any Director before the expiration of their period of office. No Director is required to retire by reason of their age, nor do any special formalities apply to the appointment or re-election of any Director who is over any age limit. No shareholding qualification for Directors shall be required.

(o) Vacation of office

The office of a director shall be vacated if:

(i)	they resign or offer to resign, and the board resolves to accept such offer;

(ii)	their resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(iii)	they are or have been suffering from mental or physical ill health and the board resolves that their office be vacated;

(iv)

they are absent without permission of the board from meetings of the board (whether or not an alternate director appointed by them attends) for six consecutive months and the board resolves that their office is vacated;

(v)	they become bankrupt or compounds with their creditors generally;

(vi)	they are prohibited by law from being a director; or

(vii)	they are removed from office pursuant to the Articles or the Companies Acts.

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

Agreement with Pfizer

On December 19, 2018, GSK, GSK Consumer Healthcare and Pfizer Inc. (“Pfizer”) entered into a Stock and Asset Purchase Agreement (the “SAPA”) pursuant to which the parties agreed to form a consumer healthcare joint venture (the “GSK/Pfizer JV”) through the acquisition by GSK Consumer Healthcare from Pfizer of Pfizer’s consumer healthcare business and the transfer by GSK to GSK Consumer Healthcare of those parts of the GSK consumer healthcare business not already part of GSK Consumer Healthcare as of the date of the SAPA (with certain limited exceptions). As consideration for the acquisition of its consumer healthcare business, Pfizer received shares in GSK Consumer Healthcare representing a 32% ownership interest in the GSK/Pfizer JV. GSK retained a controlling interest in GSK Consumer Healthcare of 68%. On July 31, 2019, the parties entered into an amendment to the SAPA, pursuant to which: (i) GSK Consumer Healthcare transferred by novation to GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited (“GSK Consumer Healthcare (No. 2)”) all rights, title, interest, obligations duties and liabilities of GSK Consumer Healthcare under and in respect of the SAPA, (ii) the parties released GSK Consumer Healthcare from its obligations under the SAPA in exchange for GSK Consumer Healthcare (No. 2)’s assumption thereof and (iii) certain other amendments to the SAPA and other arrangements in connection with the closing of the transaction, including in relation to the delayed legal completion of the transaction in a number of jurisdictions due to regulatory constraints. The transaction closed on July 31, 2019.

Each of GSK and Pfizer gave customary and broadly reciprocal representations and warranties to each other under the SAPA. GSK and Pfizer agreed to indemnify each other and GSK Consumer Healthcare (No. 2) (as applicable) in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) certain liabilities which the parties agreed will be retained by GSK or Pfizer; (ii) any breach of their respective covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA; or (iii) any breach of their respective representations and warranties given under the SAPA or the related ancillary agreements implementing the SAPA as of the date of completion of the transaction. GSK Consumer Healthcare (No. 2) agreed to indemnify GSK and Pfizer in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the SAPA) relating to: (i) liabilities which GSK Consumer Healthcare (No. 2) agreed to assume in connection with the transaction; (ii) liabilities resulting from the conduct of GSK Consumer Healthcare’s business other than those liabilities that GSK agreed to retain in connection with the transaction; and (iii) any breach of GSK Consumer Healthcare (No.2)’s post-completion covenants or agreements under the SAPA or the related ancillary agreements implementing the SAPA.

On June 1, 2022, GSK, Pfizer, GSK Consumer Healthcare (No. 2) and Haleon plc (“Haleon”) entered into the second amendment agreement to the SAPA to implement certain amendments in connection with the demerger of the Consumer Healthcare business (the “Demerger”) and to include Haleon in the SAPA indemnity framework by way of a guarantee given by Haleon with respect to the indemnification obligations of GSK Consumer Healthcare (No. 2) under the SAPA.

Demerger Agreements

On June 1, 2022, GSK and Haleon entered into a demerger agreement (the “Demerger Agreement”) to effect the Demerger and to govern aspects of the relationship between GSK and Haleon following completion of the Demerger, including in respect of, among other things, confidentiality and certain indemnity obligations in connection with the issuance of shares by Haleon in connection with the Demerger. The Demerger Agreement contains certain customary indemnities under which GSK indemnifies Haleon in respect of liabilities, losses demands, claims, costs, taxes and damages arising, directly or indirectly, from or in consequence of certain claims. The Demerger Agreement also sets out how guarantees given by the GSK group for the benefit of companies in the Haleon group (or vice versa) will be dealt with following the Demerger. In addition, on June 1, 2022, GSK and Haleon entered into an exchange agreement with respect to the transfer by GSK of its B Ordinary Shares in GSK Consumer Healthcare to Haleon in exchange for the issuance of shares by Haleon.

On June 1, 2022 GSK, GSK Consumer Healthcare and GSK Consumer Healthcare (No. 2) entered into an asset transfer framework agreement (the “Asset Transfer Framework Agreement”), setting out the framework for the transfer of certain businesses, assets, liabilities and employees that were excluded from the original perimeter of the GSK/Pfizer JV as contemplated in the SAPA and others that were included in the original perimeter of the GSK/Pfizer JV but had not yet legally transferred or to record the transfer of other assets under the SAPA, in each case from the GSK group to the Haleon group. The Asset Transfer Framework Agreement also sets out the framework for the transfer of certain businesses, assets, liabilities and employees from the Haleon group to the GSK group.

On June 1, 2022, GSK, Pfizer, Anacor Pharmaceuticals, Inc., Haleon, GSK Consumer Healthcare, PF Consumer Healthcare Holdings LLC and GSK Consumer Healthcare (No. 2) entered into a Separation Co-operation and Implementation Agreement (the “SCIA”). The SCIA detailed certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise related to, the Demerger. The SCIA recorded the obligations of the parties relating to such matters and contained certain terms on which relations between the parties are governed following completion of the Demerger. The parties to the SCIA agreed to co-operate to achieve completion of the Demerger and undertook to take all steps required, and to enter into (or procure the entry into of) all documents required, to effect the Demerger.

Further, on June 1, 2022, GlaxoSmithKline Services Unlimited, GlaxoSmithKline LLC, GlaxoSmithKline Consumer Healthcare (Overseas) Limited and GlaxoSmithKline Consumer Healthcare Holdings (US) LLC entered into a Transition Services Agreement, pursuant to which each group agreed to provide limited services to the other on commercial terms and on an arms’ length basis for a transitional period, effective from completion of the Demerger.

Finally, on June 1, 2022, each of GlaxoSmithKline Trading Services Limited and GlaxoSmithKline Consumer Trading Services Limited entered into two Manufacturing and Supply Agreements with the other (each a “Manufacturing and Supply Agreement”). Pursuant to each Manufacturing and Supply Agreement, the parties agreed, to the extent required, to supply the other with pharmaceutical or Consumer Healthcare products (as the case may be) from the relevant manufacturing sites owned by each group after the Demerger on commercial terms and on an arms’ length basis.

Following the completion of the Demerger on July 18, 2022, GSK does not have material obligations under these agreements to be performed on or after the date of this annual report on Form 20-F.

10.D	Exchange controls

The information set forth under the heading “Exchange controls and other limitations affecting security holders” on page 296 of the GSK Annual Report 2022 is incorporated herein by reference.

10.E	Taxation

The information set forth under the heading “Tax information for shareholders” on pages 299 to 301 of the GSK Annual Report 2022 is incorporated herein by reference.

10.F	Dividends and paying agents

Not applicable.

10.G	Statement by experts

Not applicable.

10.H	Documents on display

The information set forth under the heading “Documents on display” on page 299 of the GSK Annual Report 2022 is incorporated herein by reference.

10.I	Subsidiary information

Not applicable.

10.J	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth under the heading “Treasury policies” in Item 5.A of this annual report on Form 20-F is incorporated herein by reference.

The information set forth under the heading “Note 44 – Financial instruments and related disclosures” on pages 245 to 261 of the GSK Annual Report 2022 is incorporated herein by reference.

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

Direct and indirect payments by the Depositary

The Depositary anticipates reimbursing GSK for certain expenses incurred by GSK that are related to the establishment and maintenance of the ADR program upon such terms and conditions as GSK and the Depositary may agree from time to time. The Depositary may make available to GSK a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as GSK and the Depositary may agree from time to time. In 2022 the Depositary made payments of approximately $21.20 million.

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

The information set forth under the heading “Internal control framework” on page 125 to 126 of the GSK Annual Report 2022 is incorporated herein by reference.

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the form of American Depositary Shares.

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

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the GSK Annual Report 2022 and Form 20-F. In 2022 the Committee met 28 times.

Sarbanes-Oxley requires that this annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (“ARC”) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgment on this matter, please refer to Item 16.A below and to page 98 in the biography for “Charles Bancroft” and the paragraph under “Financial Experience” under “FRC UK Corporate Governance Code” within “Corporate governance architecture” on page 109 of the GSK Annual Report 2022.

Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the GSK Annual Report 2022 and Form 20-F;

•	based on their knowledge, the GSK Annual Report 2022 and Form 20-F contain no material misstatements or omissions;

•

based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the GSK Annual Report 2022 and Form 20-F;

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the GSK Annual Report 2022 and Form 20-F;

•

they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•

they have disclosed in the GSK Annual Report 2022 and Form 20-F any changes in internal controls over financial reporting during the period covered by the GSK Annual Report 2022 and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarize and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2022.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Group’s evaluation, the CEO and CFO have concluded that, as at December 31, 2022, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Group files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

The CEO and CFO completed these certifications on March 10, 2023.

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

•

management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2022 and has concluded that such internal control over financial reporting was effective. In addition, there have been no changes in the Group’s internal control over financial reporting during 2022 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting; and

•

Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended December 31, 2022, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2201 of the Public Company Accounting Oversight Board (United States). Their audit report can be found below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of GSK plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of GSK plc and subsidiaries (the “Group”) as at 31 December 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2022, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2022, of the Group and our report dated 10 March 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “
Section
 404: Management’s annual report on internal control over financial reporting
” included in Item 15 of the Form
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
/s/
Deloitte LLP
London, United Kingdom
10 March 2023

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert
The information set forth:

•	in the last paragraph in the biography for “Charles Bancroft” on page 98;

•	in the paragraph under “Financial Experience” under “FRC UK Corporate Governance Code” within “Corporate governance architecture” on page 109; and

•	in the fourth paragraph under “Sarbanes-Oxley Act of 2002” within “US law and regulation” on page 304 of the GSK Annual Report 2022 is incorporated herein by reference.

Item 16.B	Code of Ethics
The information set forth under the heading “Code of Conduct and reporting lines” on page 129 of the GSK Annual Report 2022 is incorporated herein by reference. You will find the Code at this link:
https://www.gsk.com/en-gb/company/governance/compliance/#the-code
.
No waivers were granted from a provision of our code of ethics to an officer or person described in Item 16.B(a) that relates to one or more of the items set forth in Item 16.B(b) in 2022.

Item 16.C	Principal Accountant Fees and Services
Audit Fees for 2021 and 2022 were paid to Deloitte LLP (PCAOB ID No.

1147
).

16.C(a)	Audit Fees
The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates”, in the rows named “Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002” and “Audit of the company’s subsidiaries” in Note 8 – “Operating profit” on page 199 of the GSK Annual Report 2022 is incorporated herein by reference.

16.C(b)	Audit-Related Fees
The information set forth in the table under the heading “Fees payable to the company’s auditor and its associates” in the row named “Audit-related and other assurance services” in Note 8 – “Operating profit” on page 199 of the GSK Annual Report 2022 is incorporated herein by reference. The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements.

16.C(c)	Tax Fees
Not applicable.

16.C(d)	All Other Fees
Not applicable.

16.C(e)	The information set forth under the heading “Non-audit services” on page 129 of the GSK Annual Report 2022 is incorporated herein by reference.

16.C(f)	Not applicable.

Item 16.D	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16.F	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16.G	Corporate Governance
Comparison of New York Stock Exchange Corporate Governance Standards and GSK plc’s corporate governance practice. The application of the New York Stock Exchange’s (“NYSE”) corporate governance standards is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, GSK plc (“GSK” or the “Company”) must comply with the following NYSE standards:

1.	the Company must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

2.
the Chief Executive Officer (the “CEO”) must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance
with any applicable provisions of the NYSE’s corporate governance standards;

3.
the Company must submit an annual affirmation to the NYSE affirming GSK’s compliance with applicable NYSE corporate governance standards, and submit interim affirmations to the NYSE notifying it of specified changes to the audit committee or a change to the status of the Company as a foreign private issuer; and

4.	the Company must provide a brief description of any significant differences between its corporate governance practices and those followed by US companies under the NYSE listing standards.
As a Company listed on the London Stock Exchange, GSK is required to comply with the UK Listing Authority’s Listing Rules (the “Listing Rules”) and to report non-compliance
with the UK Corporate Governance Code (the “UK Code”).

The table below discloses differences between GSK’s current domestic corporate governance practices, which are based on the UK Code, and the NYSE corporate governance standards, applicable to US companies.

	NYSE Corporate Governance Standards	Description of differences between GSK’s governance practice and the NYSE Corporate Governance Standards

Director Independence (303A.01 of the NYSE Manual)

1.	Listed companies must have a majority of independent directors (as defined in Section 303A.02 of the NYSE Manual (see below).

GSK complies with the equivalent domestic requirements contained in the UK Corporate Governance Code (the “UK Code”), the latest version of which was issued in July 2018.

The UK Code provides that the board of directors of GSK (the “Board”) and its committees should have a combination of skills, experience and knowledge. Consideration should be given to the length of the service of the Board and membership should be regularly refreshed (Principle K). The Board should include an appropriate combination of Executive and Non-Executive Directors and, in particular, “independent” Non-Executive Directors (for the purpose of the UK Code) such that no one individual or small group of individuals can dominate the Board’s decision-making. There should be a clear division of responsibilities between the leadership of the Board and the executive leadership of GSK’s business (Principle G). At least half the Board, excluding the Chair, should comprise Non-Executive Directors determined by the Board to be independent (Provision 11). The roles of Chair and Chief Executive should not be exercised by the same individual. If, exceptionally, this is proposed by the Board, major shareholders should be consulted ahead of appointment (Provision 9).

The current Chair of the Board, Sir Jonathan Symonds, was considered independent on appointment (Provision 9).

The Board considers that Elizabeth McKee Anderson, Charles Bancroft, Dr Anne Beal, Dr Hal Dietz, Dr Jesse Goodman, Urs Rohner and Dr Vishal Sikka are independent for the purpose of the UK Code.

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

GSK complies with the corresponding domestic requirements contained in the UK Code, which sets out the principles for GSK to determine whether a director is independent.

The Board is required to identify each Non-Executive Director it considers to be independent. Circumstances which are likely to impair, or could appear to impair a non-executive director’s independence include, but are not limited to, whether a director:

(a)  is or has been an employee of GSK within the last five years;

(b)  has, or has had within the last three years, a material business relationship with GSK either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship with GSK;

(c)   has received or receives additional remuneration from GSK apart from a director’s fee, participates in GSK’s share option or a performance-related pay scheme, or is a member of GSK’s pension scheme;

(d)  has close family ties with any of GSK’s advisers, directors or senior employees;

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

GSK complied with the UK Code requirement, and its Articles of Association, that all Directors should be subject to annual election or re-election by shareholders (Provision 18) at its Annual General Meeting in 2022 and intends to comply with this requirement at its 2023 Annual General Meeting.

The UK Code also provides that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees, the Chair and individual Directors (Principle L and Provision 21). Annual evaluation of the Board should consider the Board’s composition, diversity and how effectively members work together to achieve objectives. Individual evaluation should demonstrate whether each director continues to contribute effectively (Principle L). GSK has complied with this requirement. In addition, the annual evaluation of the Board should be externally facilitated at least every three years and a statement should be made as to whether an external facilitator has any other connection with GSK or individual directors and the external facilitator should be identified in the Annual Report (Provision 21). Internally facilitated evaluations were conducted in 2015, 2016, 2018 and 2021. GSK conducted an externally facilitated evaluation in 2014, 2017, 2019, 2020 and 2022.

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

GSK complies with the equivalent domestic requirements set out in the UK Code, which requires the Chair of GSK to hold meetings with the Non-Executive Directors without executives present (Provision 13). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chair present to appraise the Chair’s performance, and on other occasions as necessary (Provision 12).

The UK Code provides that the Chair should promote a culture of openness and debate by facilitating the effective contribution of all Non-Executive Directors in particular, and constructive board relations between Executive and Non-Executive Directors (Principle F). In addition, the Chair should seek regular engagement with major shareholders in order to understand their views on governance and performance against the strategy. The Chair is responsible for ensuring that the Board as a whole has a clear understanding of the view of shareholders and stakeholders (Principle D and Provision 3). The Board should also understand the views of GSK’s other key stakeholders and keep engagement mechanisms under review so that they remain effective (Provision 5).

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

GSK complies with the corresponding domestic requirements set out in the UK Code, which requires GSK to have a Nominations Committee that is comprised of a majority of independent Non-Executive Directors (Provision 17). In practice, GSK’s current Nominations & Corporate Governance Committee is comprised entirely of independent directors within the meaning of the UK Code. The Chair of the Board should not chair the committee when it is dealing with the appointment of their successor (Provision 17).

GSK’s Nominations & Corporate Governance Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GSK’s website and explain the Nominations & Corporate Governance Committee’s role and the authority delegated to it by the Board (Guidance, para 63). The Nominations & Corporate Governance Committee reviews the structure, size, diversity (including diversity of gender, social and ethnic backgrounds, and cognitive and personal strengths), and composition of the Board (evaluating the balance of skills, experience, independence and knowledge on the Board), leads the process for the appointment of members to the Board and the GSK Leadership Team (the “GLT”), and makes recommendations to the Board as appropriate. The Nominations & Corporate Governance Committee also monitors the planning of succession for the Board and senior management (Provision 17).

The terms and conditions of appointment of the Chair and Non-Executive Directors are available for inspection (Guidance, para 96).

The UK Code requires that GSK’s Annual Report describes the work of the Nominations Committee in discharging its duties, including the process it has used in relation to appointments, its approach to succession planning and how both support developing a diverse pipeline (Provision 23). Open advertising and/or an external search consultancy should generally be used for the appointment of a chair or a non-executive director. If an external search consultancy is engaged it should be identified in the Annual Report and a statement should be made as to whether it has any other connection with GSK or individual directors (Provision 20). This section should also include a description of how the Board evaluation has been conducted, the Board’s policy on diversity and inclusion together with its objectives and linkage to GSK’s strategy, how it has been implemented and progress on achieving the objectives, and the gender balance of those in the senior management and their direct reports (Provision 23). GSK has complied with this requirement under the UK Code.

As described above, there is an annual Board evaluation exercise, which also includes evaluation of the Board’s committees and individual Directors (Principle L).

The Board is responsible for regularly reviewing its corporate governance standards and practices. The Company Secretary oversees corporate governance matters for the Group. The Company Secretary is responsible for advising the Board on all corporate governance matters (Provision 16). Domestic requirements do not mandate GSK to establish a distinct corporate governance committee.

	Compensation Committee (303A.05 of the NYSE Manual)	Remuneration Committee

5.	(a) Listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in Section 2(a)(ii) in the Section titled “NYSE Independence Tests” above.	GSK complies with the equivalent domestic requirements set out in the UK Code, which requires GSK to have a Remuneration Committee comprising at least three independent Non-Executive Directors (Provision 32). In practice, GSK’s current Remuneration Committee is comprised entirely of independent directors within the meaning of the UK Code.

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

GSK’s Remuneration Committee has written terms of reference in accordance with the UK Code, which explain the Remuneration Committee’s role and the authority delegated to it by the Board and are available on GSK’s website (Guidance, para 63). The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the GLT and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy (the Chair and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors within the terms of the approved remuneration policy). It should review workforce remuneration and related policies and the alignment of incentives and rewards with culture, taking these into account when setting the policy for executive director remuneration (Provision 33). Where remuneration consultants are appointed, they should be identified in the Annual Report and a statement should be made as to whether they have any other connection with GSK or individual directors (Provision 35).

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

(c)   should ensure that compensation commitments in Directors’ terms of appointment do not reward poor performance (Provision 39). Remuneration schemes should promote long-term shareholdings by Executive Directors that support alignment with long-term shareholder interests. A formal policy should be developed for post-employment shareholding requirements encompassing both unvested and vested shares (Provision 36). Remuneration schemes and policies should enable the use of discretion to override formulaic outcomes and include provisions that would enable GSK to recover and/or withhold sums or share awards specifying the circumstances in which it would be appropriate to do so (Provision 37); and

(d)  when determining Executive Director remuneration policy and practices, should address the following: (i) remuneration arrangements are transparent and promote

(D)  Any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the compensation committee;

(E)  Any stock of the listed company owned by the compensation consultant, legal counsel or other adviser; and

(F)  Any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the listed company.

effective engagement with shareholders and the workforce; (ii) the operation and rationale of remuneration structures are easy to understand; (iii) remuneration arrangements identify and mitigate reputational and other risks from excessive rewards and behavioural risks that can arise from target-based incentive plans; (iv) the range of possible values of rewards to individual Directors and any other limits or discretions are identified and explained at the time of approving the policy; (v) the link between individual awards, the delivery of strategy and the long-term performance of GSK should be clear; and (vi) incentive schemes should drive behaviours consistent with company purpose, values and strategy (Provision 40).

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

GSK complies with equivalent domestic requirements set out in the UK Code, which require that GSK has an Audit & Risk Committee that is comprised of at least three independent Non-Executive Directors (Provision 24). GSK considers all members of the Audit & Risk Committee to be independent. The Board has also satisfied itself, in line with the UK Code, that at least one member of the Audit & Risk Committee has recent and relevant financial experience and that the Audit & Risk Committee as a whole has competence relevant to the sector in which GSK operates (Provision 24).

Under the UK Code, the main roles and responsibilities of the Audit & Risk Committee include:

(a)  monitoring the integrity of the financial statements of GSK and any formal announcements relating to GSK’s financial performance, reviewing significant financial reporting judgments contained in them (Provision 25);

(b)  providing advice (where requested by the Board) on whether the Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess GSK’s position and performance, business model and strategy (Provision 25);

(c)   reviewing GSK’s internal financial controls and internal control and risk management systems (Provision 25);

(d)  monitoring and reviewing the effectiveness of GSK’s internal audit function (Provision 25);

(e)  conducting the tender process and making recommendations to the Board regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor (Provision 25);

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

The Audit & Risk Committee is also the means by which the Board reviews arrangements by which the staff of GSK may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (Provision 6).

GSK’s Audit & Risk Committee meets the requirements of Rule 10A-3 in that:

•  each member of the Audit & Risk Committee is deemed to be “independent” in accordance with the Exchange Act and applicable NYSE and UK requirements;

•  the Audit & Risk Committee, amongst other things, is responsible for recommending the appointment, compensation, maintenance of independence and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for GSK, and each such accounting firm must report directly to the Audit & Risk Committee;

•  the Audit & Risk Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•  the Audit & Risk Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•  GSK must provide appropriate funding for the Audit & Risk Committee.

The Board has determined that Charles Bancroft has the appropriate qualifications and background to be an “Audit Committee Financial Expert” as defined in rules promulgated by the SEC under the Exchange Act.

7.

(a) The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1) under the Exchange Act.

(b) The audit committee must have a written charter that addresses:

(i)  the committee’s purpose – which, at minimum, must be to:

(A)  assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors (if the listed company does not yet have an internal audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

(B)  prepare disclosure required by Item 407(d)(3)(i) of Regulation S-K (regarding the audit committee’s review and discussion of financial statements and certain other audit matters with management and auditors)

(ii)   an annual performance evaluation of the audit committee; and

GSK complies with the equivalent domestic requirements set out in the UK Code, which requires that the Audit & Risk Committee should be comprised of a minimum of three independent Non-Executive Directors (Provision 24).

GSK’s Audit & Risk Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on GSK’s website and explain the Audit & Risk Committee’s role and the authority delegated to it by the Board (Guidance, para 63).

The Audit & Risk Committee’s main responsibilities include monitoring and reviewing the financial reporting process, the system of internal control and risk management, overseeing the identification and management of risks, the external and internal process and for monitoring compliance with laws, regulations and ethical codes of practice, including review throughout the year of integrated assurance reports comprising business unit and associated consolidated internal audit reports. Where requested by the Board, the Audit & Risk Committee should provide advice on the following areas which the directors as a whole are required to explain in the Annual Report:

•  whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess GSK’s performance, business model and strategy (Principle M & Provision 27); and

•  when taking into account GSK’s position and principal risks, how the prospects of GSK have been assessed, over what period and why the period is regarded as appropriate. The Audit & Risk Committee should also advise whether there is a reasonable expectation that GSK will be able to continue in operation and meet its liabilities when falling due over the said period, drawing attention to any qualifications or assumptions as necessary (Provision 31).

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

Please see section 6 above for a description of the main role and responsibilities of the Audit & Risk Committee.

In accordance with the UK Code (Provision 25), the Audit & Risk Committee monitors and reviews the effectiveness of GSK’s internal audit function.

Shareholder Approval of Equity Compensation Plans (303A.08 of the NYSE Manual)

8.	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. However, these exempt grants, plans and amendments may be made only with the approval of the listed company’s independent compensation committee or the approval of a majority of the listed company’s independent directors. Companies must also notify the Exchange in writing when they use one of these exemptions.	GSK complies with corresponding domestic requirements in the Listing Rules, which mandate that GSK must seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4). Please see section 5(c) above.

Corporate Governance Guidelines (303A.09 of the NYSE Manual)

9.	Listed companies must adopt and disclose corporate governance guidelines.	GSK complies with corresponding domestic requirements in the Listing Rules and the UK Code, which require that GSK includes an explanation in its Annual Report of how it complies with the principles of the UK Code and a confirmation that it complies with the UK Code’s provisions or, where it does not, provides an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, GSK is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the FCA’s Disclosure Guidance and Transparency Rules, DGTR 7. GSK will comply with these requirements in its 2022 Annual Report.

	Code of Business Conduct and Ethics (303A.10 of the NYSE Manual)	Code of Conduct

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	GSK’s Code of Conduct for all employees, including the CEO, CFO and other senior financial officers, is available on GSK’s website.

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

GSK fulfils this requirement by publishing this disclosure in its Annual Report on Form 20-F. GSK fulfils this requirement by including this disclosure in its Annual Report on Form 20-F.

Certification Requirements (303A.12 of the NYSE Manual)

12.	Each listed company and its CEO must file certain annual and interim certifications regarding compliance with the corporate governance requirements and certain other matters (although foreign private issuers are only required to comply with a subset of these requirements).	GSK fulfils this requirement by filing the required certifications each year.

Related Party Transactions (314.00 of the NYSE Manual)

13.	A listed company’s audit committee, or another independent body of the board of directors, shall conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and will prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. In the case of foreign private issuers, the term “related party transactions” refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B.

GSK fulfils this requirement in respect of Directors and Officers via the Nominations & Corporate Governance Committee.

In respect of any material transactions with other related parties (as set out in 314.00 of the NYSE Manual), the independent Directors of the Board (excluding the Executive Directors) fulfil this requirement. The Company’s Policy on Grant of Authority for Transactions reflects the requirement for the Board’s prior review and oversight in this regard.

Item 16.H	Mine Safety Disclosure

Not applicable.

Item 16.I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The information set forth under the headings:

•	“Consolidated income statement” on page 182;

•	“Consolidated statement of comprehensive income” on page 182;

•	“Consolidated balance sheet” on page 183;

•	“Consolidated statement of changes in equity” on page 184;

•	“Consolidated cash flow statement” on page 185; and

•	“Notes to the financial statements” on pages 186 to 267

of the GSK Annual Report 2022 is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GSK plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GSK plc and subsidiaries (the “Group”) as at 31 December 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2022, and the related notes, included in Exhibit 15.2 on pages 182 to 267 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as at 31 December 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 10 March 2022, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Refer to Notes 29, 33 and 44 to the financial statements

Critical Audit Matter Description

The Group has completed a number of significant transactions which resulted in the recognition of material contingent consideration liabilities, which are a key source of estimation uncertainty. The most significant of these liabilities was the ViiV Healthcare Shionogi Contingent Consideration Liability (ViiV CCL).

The Group completed the acquisition of the remaining 50% interest in the Shionogi-ViiV Healthcare joint venture in 2012. Upon completion, the Group recognised a contingent consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2022 the liability was valued at £5,890 million.

We identified the ViiV CCL as a critical audit matter because of the significant estimates and assumptions relating to the sales forecasts used in valuing the ViiV CCL and the sensitivity of the valuation to these inputs. The most significant of these relate to sales forecasts in the United States (US) on certain products in the treatment portfolio. Such forecasts are based on an assessment of the expected launch dates, the ability to shift market practice and prescriber behaviour towards long-acting injectable treatments and 2-drug regimens, the impact of healthcare reform and subsequent sales volumes and pricing. There is incremental challenge in forecasting sales associated with recently launched products due to the lack of historical actual data. The forecasts also required significant audit effort to perform appropriate audit procedures to challenge and evaluate the reasonableness of those forecasts.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the sales forecasts:

•

Obtained the Group’s assessment of the key inputs and assumptions used in the forecasts and challenged the reasonableness of these, including through enquiries of key individuals from the senior leadership team, commercial strategy team and key personnel involved in the budgeting and forecasting process, and inspection of supporting evidence;

•

Challenged the US volume assumptions made by the Group to estimate sales forecasts. This involved benchmarking forecast market share data against external data, such as total prescription volumes and new patient prescription volumes, in order to assess for any sources of contradictory evidence;

•

Challenged the reasonableness of US pricing assumptions by the Group, by comparing the forecasted Returns and Rebates rate by product against the current rate, and assessing the forecasted Returns and Rebates against comparable products considering expected changes in payer policy and healthcare reform implications;

•

Considered the results of clinical studies undertaken in the year by the Group and key competitors in order to assess whether these are corroborative or contradictory to assumptions used in the product portfolio sales forecasts in the US;

•

Benchmarked the Group’s sales forecasts against those included in reports from nine analysts and considered sales forecasts on both a total ViiV basis and an individual product basis, assessing against identified contradictory data; and

•

Tested the controls over the key inputs and assumptions used in the valuation of the contingent consideration liability, including review controls over the sales forecasts of the treatment product portfolio used to value the ViiV CCL.

Valuation of US Returns and Rebates (RAR) accruals

Accounts impacted: Turnover and Trade and other payables

Refer to Note 29 to the financial statements

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

In the US Pharmaceuticals business in 2022 $18,928 million of RAR deductions were made to gross revenue of $36,953 million, resulting in net revenue of $18,023 million. The balance sheet accrual at 31 December 2022 for the combined US Pharmaceuticals and Vaccines businesses amounted to $6,881 million.

The four most significant payer channels (also referred to as buying groups) to which the RAR accrual relates are managed healthcare organisations, Medicaid, Ryan White and Medicare Part D.

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

How the Critical Audit Matter Was Addressed in the Audit

Audit procedures performed

We performed the following audit procedures, amongst others, related to estimates in the RAR accruals:

•

Challenged assumptions for a selection of utilisation rates, focusing on certain products where we concluded the accrual is most sensitive to these assumptions. Our challenge included comparison to historical utilisation rates, consideration of historical accuracy and drivers of market changes such as the impact of competition and macroeconomic trends;

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

•	Evaluated the appropriateness of, and completeness of, period-end adjustments to the liability made as part of the ongoing review of the estimated accrual; and

•	Tested the key controls over the estimation of RAR accruals including the controls associated with the forecasting of utilisation rates process and the month-end accrual review controls.

Valuation of other intangible assets

Accounts impacted: Other intangible assets, Cost of sales, Research and development, and Selling, general and administration

Refer to Notes 20 and 41 to the financial statements

Critical Audit Matter Description

As at 31 December 2022, the Group held £13,663 million of other intangible assets (including licenses, patents, trademarks, and trade names, but excluding goodwill and computer software). This includes £2,964 million of intangible assets acquired as part of business combinations with Sierra Oncology, Inc. and Affinivax Inc during the year. During 2022, impairment charges of £330 million were recorded.

An individual intangible asset, or an intangible asset which forms part of a cash-generating unit, is impaired when its carrying amount exceeds its recoverable amount. The recoverable amount of these other intangible assets relies on certain assumptions and estimates of future trading performance which create estimation uncertainty.

Future trading performance of intangible assets includes key assumptions such as sales pricing, volume, growth rates and probability of technical and regulatory success of ongoing clinical trials. This includes assumptions on timing of cash flows determined by anticipated launch year, peak year sales, subsequent sales erosion due to generic product competition and profit margin levels. In addition, due to the impact of uncertainty driven by ongoing global macroeconomic volatility, the valuation of intangible assets will also be affected by discount rate assumptions made by the Group.

We identified the valuation of other intangible assets as a critical audit matter due to the inherent judgements involved in estimating future cash flows. Auditing such assumptions and estimates required extensive audit effort to challenge and evaluate the reasonableness of forecasts and judgements.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the future sales pricing, volume, growth rates and probability of technical and regulatory success, profit margin levels, and discount rates used in the assessment in the valuation of other intangible assets:

•

Inquired with the key individuals from the corporate development team, commercial forecasting leads, and key personnel involved in the assets research and development process to discuss and evaluate the Group’s evidence to support the future pricing, volume, sales growth rates and probability of regulatory and technical success;

•

Evaluated the key inputs and assumptions applied in estimating sales and profit margin forecasts, including benchmarking of forecasts against external market data. This included independent market research of therapeutic area price points, price growth rates, and anticipated competitor market landscape, currently and at the time of forecast regulatory approval, plus assessment of any sources of contradictory evidence;

•	Inspected independent research and literature to consider corroborative and contradictory evidence to assess assumptions on probability of technical and regulatory success;

•

Compared the forecast sales and profit margin levels to the Plan data (asset by asset internal forecasts) approved by the GSK Leadership Team and the Board of Directors, where the in-development intangible asset is forecast to launch within the next 3-year period;

•	Assessed the historical accuracy of sales forecasts by performing retrospective reviews across marketed assets within the business;

•

Considered whether events or transactions that occurred after the balance sheet date but before the reporting date affect the conclusions reached on the carrying values of the assets and associated disclosures;

•	Engaged Internal Fair Valuation Specialists (IFVS) to assess the reasonableness of discount rates and valuation methodology; and

•

Tested review controls over the key inputs and assumptions used in the valuation of other intangible assets. The controls encompass review of the valuation models, which contain a number of assumptions such as the probability of technical and regulatory success, launch dates plus other revenue and cost assumptions.

Valuation of uncertain tax positions, including transfer pricing

Accounts impacted: Corporation tax payable, Deferred tax liabilities and Taxation charge

Refer to Note 14 to the financial statements

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

At 31 December 2022, the Group has recorded provisions of £858 million in respect of uncertain tax positions.

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

Consumer Healthcare Demerger

Accounts impacted: Profit after taxation from discontinued operations and all balance sheet accounts

Refer to Note 41 to the financial statements

Critical Audit Matter Description

On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. GSK retained 13.5% of Haleon (7.5% are held by Scottish Limited Partnership structures (SLPs)) which are recognised as an equity investment as set out in Note 22. The Group derecognised net assets and liabilities of £12.9bn and recognised a gain on demerger of £10.1bn.

The Consumer Healthcare trading results to the demerger date have been presented as a part of discontinued operations and the comparative results have been restated on a consistent basis. At the demerger date the assets and liabilities of the Consumer business have been derecognised from the balance sheet, with the difference between the value of the net assets and the fair value of the demerged business recognised in the consolidated income statement as a gain on demerger. The cumulative exchange differences arising on translation of those Consumer Healthcare foreign currency net assets, previously included in other comprehensive income, have also been recognised in the consolidated income statement.

We identified the demerger of Consumer Healthcare as a critical audit matter because of the significant estimates related to calculating the gain on demerger and remeasuring the retained stake upon demerger, assessing the perimeters of the demerged business, validating the cumulative exchange differences arising on translation of the foreign currency net assets of the divested businesses, evaluating the Group’s tax treatment of the demerger and assessing the impact on relevant IT systems prior to the demerger. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our technical accounting, tax, and IT specialists, when performing audit procedures.

The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures, amongst others, related to the Consumer Healthcare demerger:

•	Consulted with technical accounting specialists to evaluate the entity’s accounting conclusions in respect of the relevant accounting standards for the demerger steps including:

o	the presentation of Consumer Healthcare results as a part of discontinued operations;

o	the calculation of the gain on demerger; and

o	the retained stake upon demerger.

•	Recalculated the gain on demerger and the fair value of the Consumer Healthcare business at the demerger date;

•

Tested the accuracy and completeness of the perimeters of the demerged business by inspecting legal agreements and recalculating the cumulative exchange differences arising on translation of the foreign currency net assets;

•	Engaged tax specialists to assess the impact of the demerger on the Group tax balances;

•	Engaged IT specialists to assess the impact on the relevant IT systems prior to the demerger of Consumer Healthcare; and

•

Tested key controls over IT and the reporting of the Consumer Healthcare Demerger including the review and approval of the accounting considerations, accuracy and completeness of transactions to the demerger date, the cumulative exchange reserve and the adjustments required in relation to the classification between continued and discontinued operations.

Valuation of the contingent liabilities and significant legal proceedings

Accounts impacted: Contingent liabilities and Other operating expense

Refer to Notes 35 and 47 to the financial statements

Critical Audit Matter Description

The Group operates in an environment where it is subject to significant legal and administrative proceedings, including product liability, intellectual property, tax, anti-trust, consumer fraud and governmental regulations.

The Group is currently exposed to a number of regulatory and litigation matters. In the current year, the Group classified the Zantac litigation as a significant legal matter due to the increase in cases. The Group’s provision for these matters is £218m at 31 December 2022. Other matters are disclosed as contingent liabilities where the criteria for recognising a provision under IAS 37 Provisions, Contingent Liabilities and Contingent Assets are not met.

We identified contingent liabilities and significant legal proceedings as a critical audit matter because of the significant judgement required by the Group in determining whether, under IAS 37, in particular in relation to the Zantac matter, as to:

•	Whether the outcome will result in a probable outflow, particularly where the outcome of litigation is uncertain and subject to additional court proceedings;

•	The determination of a reliable estimate can be made of the amounts of the obligation; and

The nature and extent of any contingent liabilities and underlying significant estimation uncertainties disclosed.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures:

•

Tested the Group’s controls over the completeness of provisions, the robustness of the provision against the requirements of IAS 37, the appropriateness of judgements used to determine a ‘best estimate’ and completeness and accuracy of data used in the process;

•	Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;

•	Evaluated the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;

•	Inquired with and inspected correspondence from the Group’s internal and external counsel to assess the litigation matter and evaluate the Group’s significant judgements and assumptions;

•	Where no provision was made, we critically evaluated the Group’s conclusion supportive and contradictory evidence and the requirements of IAS 37, particularly with respect to the Zantac matter;

•

In respect of the Zantac matter, we inspected the evidence presented in relevant scientific studies and the outcomes of other product liability litigation in the same jurisdictions alongside the entity’s assessment of possible outcomes of each ongoing and future trials; and

•	Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and critical accounting judgements.

Deloitte LLP

Statutory Auditor

London, United Kingdom

10 March 2023

Item 19	Exhibits

1.1	Articles of Association of the Registrant as in effect on the date hereof.

2.1	Amended and Restated Deposit Agreement among the Registrant and The Bank of New York Mellon, as Depositary, and the owners and holders from time to time of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to the post-effective amendment to the Registration Statement on Form F-6 (No. 333-232726) filed with the Commission on July 19, 2019.

2.2	Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, is incorporated by reference to the post-effective amendment No. 1 to the Registration Statement on Form F-6 filed with the Commission on March 15, 2021.

2.3	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

4.3	UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March 29, 2017 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019 .

4.4	UK Service Agreement between GlaxoSmithKline Services Unlimited and Iain Mackay dated 18 September 2018 is incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.

4.5	Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc is incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 18, 2016. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.6	Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited dated as of December 19, 2018 is incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

4.7	Amendment Agreement dated July 31, 2019 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GlaxoSmithKline plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of July 31, 2019 is incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 6, 2020.

4.8	Second Amendment Agreement dated June 1, 2022 to the Stock and Asset Purchase Agreement by and among Pfizer Inc., GSK plc, GlaxoSmithKline Consumer Healthcare Holdings Limited and GlaxoSmithKline Consumer Healthcare Holdings (No. 2) Limited dated as of 19 December 2018. Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

8.1	A list of the Registrant’s principal subsidiaries is incorporated by reference to the information set forth in Note 46 to the financial statements on page 264 of the GSK Annual Report 2022 included as Exhibit 15.2.

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Iain Mackay.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

15.2	*GSK Annual Report 2022.

17	List of Subsidiary Issuers of Guaranteed Securities is incorporated by reference to Exhibit 22 to the Registration Statement on Form F-3 filed with the Commission on March 26, 2021.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF**XBRL Taxonomy Extension Definition Linkbase Document 101.LAB**XBRL Taxonomy Extension Label Linkbase Document 101.PRE**XBRL Taxonomy Extension Presentation

Linkbase Document

*

Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2022 is not deemed to be filed as part of this Form 20-F.

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

GSK plc

March 10, 2023	By:	/s/ Iain Mackay
Iain Mackay
Chief Financial Officer