Form 20-F/A
period 2022-12-31
GSK PLC
filed 2023-04-17
CIK 1131399

As filed with the Securities and Exchange Commission on April 14, 2023

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
980 Great West Road
, Brentford, Middlesex TW8 9GS England
(Address of principal executive offices)
Victoria Whyte
Company Secretary
GSK plc
980 Great West Road
Brentford, TW8 9GS
England
+44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 31 ¼ pence	GSK	New York Stock Exchange
0.534% Notes due 2023	GSK/23C	New York Stock Exchange
3.000% Notes due 2024	GSK/24	New York Stock Exchange
3.625% Notes due 2025	GSK/25	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange
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
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
☐    Yes    ☒    No

EXPLANATORY NOTE
This Amendment No. 1 to Form
20-F
(“Amendment No. 1”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the
“Form 20-F”),
which was originally filed with the U.S. Securities and Exchange Commission on March 10, 2023 (the “Original Filing Date”). This Amendment No. 1 is being filed at the request of our auditor to (a) include the inadvertently omitted (i) conformed signature of Deloitte LLP, our Independent Registered Public Accounting Firm, and (ii) statement containing the year the auditor began serving consecutively as GSK plc’s auditor, in each case in the “Report of Independent Registered Public Accounting Firm” (the “Audit Report”) on p. 83 of the
Form 20-F,
and to (b) change the date in the second paragraph on p. 77 of the Form 20-F from “10 March 2022” to “10 March 2023.” There are no other changes to the
Audit Report or to the
Form 20-F.
The consolidated financial statements and notes to the consolidated financial statements remain the same as the previously filed
Form 20-F.
In accordance with Rule
12b-15
of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.
Except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing
Date
and does not amend, supplement or update any information contained in the Form
20-F
to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Form
20-F
are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above. Accordingly, this Amendment No. 1 should be read in conjunction with the Form
20-F.

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
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 10 March
2023
, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
Tur
nover and Trade and other payables
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
The matter is also discussed in the Audit & Risk Committee report within the Corporate Governance section of the Annual Report.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related to the Consumer Healthcare demerger:

•	Consulted with technical accounting specialists to evaluate the entity’s accounting conclusions in respect of the relevant accounting standards for the demerger steps including:

•	the presentation of Consumer Healthcare results as a part of discontinued operations;

•	the calculation of the gain on demerger; and

•	the retained stake upon demerger.

•	Recalculated the gain on demerger and the fair value of the Consumer Healthcare business at the demerger date;

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
/s/ Deloitte LLP
Statutory Auditor
London, United Kingdom
(PCAOB ID No. 1147).
10 March 2023
The first accounting period we audited was 31 December 2018

Item 19	Exhibits

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Iain Mackay.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

15.2	*GSK Annual Report.

*

Previously filed. Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in the Form 20-F, as specified in the Form 20-F. With the exception of the items and pages so specified, the GSK Annual Report 2022 is not deemed to be filed as part of the Form 20-F.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

GSK plc

Date: April 14, 2023	By:	/s/ Iain Mackay
Iain Mackay
Chief Financial Officer