Form 20-F
period 2024-12-31
GSK plc
filed 2025-03-03
CIK 1131399

As filed with the Securities and Exchange Commission on March 3, 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2024
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
Date of event requiring this shell company report
      For the transition period fromto
Commission file number 1-15170

GSK plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)
79 New Oxford Street, London, WC1A 1DG, England
(Address of principal executive offices)
Victoria Whyte
Company Secretary
GSK plc
79 New Oxford Street,
London, WC1A 1DG
England
+44 20 8047 5000
company.secretary@gsk.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, Par value 31 1⁄4 pence	GSK	New York Stock Exchange
3.625% Notes due 2025	GSK/25	New York Stock Exchange
3.875% Notes due 2028	GSK/28	New York Stock Exchange
3.375% Notes due 2029	GSK/29	New York Stock Exchange
6.375% Notes due 2038	GSK/38	New York Stock Exchange
4.200% Notes due 2043	GSK/43	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of Par value 31 1⁄4 pence each4,314,303,734
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes      ☒ No

Auditor Firm - Deloitte LLP - PCAOB  ID No 1147

GSK 2024 Annual Report on Form 20-F

Form 20-F Cross Reference Guide

20F Item		Page and caption references in this document*
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key information
A. [Reserved]

	B. Capitalisation and Indebtedness	Not applicable

	C. Reasons for offer and use of proceeds	Not applicable

	D. Risk Factors	265 - 268, 277 - 285

4	Information on the Company
	A. History and development of the company	92, 93, 97, 237 - 241, 292 - 293, 313, 314

	B. Business overview	1- 29, 32 - 40, 44 - 58, 62 - 74, 196 - 198, 237 - 241, 271 - 276

	C. Organisational structure	264, 303 - 310

	D. Property, plant and equipment	93, 198, 208 - 209

4A	Unresolved staff comments	Not applicable

5	Operating and Financial Review and Prospects
	A. Operating results	8 - 9, 75 - 102, 246, 253 - 256, 259 - 260

	B. Liquidity and capital resources	92 - 97, 99, 216, 218 - 219, 232, 245 - 261

	C. Research and development, patents and licences, etc.	10 - 29, 271 - 276

	D. Trend information	75 - 102

	E. Critical accounting estimates	Not applicable

6	A. Directors, Senior Managers and Employees
	A. Directors and senior management	104 - 109

	B. Compensation	134 - 172, 262 - 263

	C. Board practices	5, 104 - 107, 113, 127 - 133, 134, 163 - 172

	D. Employees	201, 220 - 228, 270

	E. Share ownership	144, 149 - 150, 160 - 161, 262 - 263

	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable

7	Major Shareholders and Related Party Transactions
	A. Major shareholders	173, 286 - 288

	B. Related party transactions	236, 294

	C. Interests of experts and counsel	Not applicable

8	Financial Information
	A. Consolidated Financial Statements and Other Financial Information	175 - 268, 198, 288

	B. Significant Changes	265 - 268

9	The Offer and Listing
	A. Offer and listing details	287

	B. Plan of distribution	Not applicable

	C. Markets	286, 287

	D. Selling shareholders	Not applicable

	E. Dilution	Not applicable

GSK 2024 Annual Report on Form 20-F

Form 20-F Cross Reference Guide continued

	F. Expenses of the issue	Not applicable

10	Additional information
	A. Share Capital	Not applicable

	B. Memorandum and Articles of Association	292 - 293, 314

	C. Material contracts	294

	D. Exchange controls	286

	E. Taxation	290 - 291

	F. Dividends and paying agents	Not applicable

	G. Statement by experts	Not applicable

	H. Documents on display	289

	I. Subsidiary information	Not applicable

	J. Annual Report to Security Holders	Not applicable

11	Quantitative and Qualitative Disclosures about Market Risk	99, 245 - 261

12	Description of Securities Other Than Equity Securities
	A. Debt securities	Not applicable

	B. Warrants and Rights	Not applicable

	C. Other Securities	Not applicable

	D. American Depository Shares	295

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	130, 299 - 300, 301

16	[Reserved]

16	A. Audit Committee Financial Expert	105, 112, 299

16	B. Code of Ethics	133, 297

16	C. Principal Accountant Fees and Services	133, 297

16	D. Exemptions from the Listing Standards for Audit Committees	Not applicable

16	E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

16	F. Change in Registrant’s Certifying Accountant	Not applicable

16	G. Corporate Governance	302

16	H. Mine Safety Disclosure	Not applicable

16	I. Disclosure regarding Foreign Jurisdictions that Prevent Inspections	Not applicable

16	J. Insider Trading Policies	296

16	K. Cybersecurity Disclosures	60, 107, 108, 128, 282,296

17	Financial Statements	See Item 8 above

18	Financial Statements	Not applicable

19	Exhibits	Exhibit Index

gsk.com

Ahead Together

# 2024 Annual Report on Form 20-F

Contents

Strategic report
1	Ahead Together
2	Business model
4	Chair’s statement
6	CEO’s statement
8	Our external environment
10	Research and development
30	Commercial operations
44	Responsible business
56	Our culture and people
59	Risk management and disclosure statements
75	Group financial review

Corporate governance
104	The Board and GSK Leadership Team
110	Chair’s governance statement
113	Corporate governance architecture
116	Board activities
122	Board committee reports
134	Remuneration report
164	Remuneration policy
173	Directors’ report

How to navigate this report
Page reference for more information within this Annual Report
Visit gsk.com for more information

Our supplements
Our Responsible Business Performance Report is available on gsk.com

Cautionary statement
See page 313 of this document for the cautionary statement regarding forward-looking statements.
Non-IFRS measures
We use a number of adjusted, non-International Financial Reporting Standards (IFRS)
measures to report the performance of our business. Total reported results represent the
Group’s overall performance under IFRS. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results and other non-IFRS measures are defined on pages 77 and 78 and reconciliations to the nearest IFRS measures are on pages 88 to 90.
Websites
Information on our website or any other website referenced in this Annual Report on Form 20-
F is not incorporated into this Annual Report on Form 20-F and should not be considered to be a part of this Annual Report on Form 20-F. We have included any references to the website as an inactive textual reference only.

Financial statements
176	Directors’ statement of responsibilities
178	Report of Independent Registered Public Accounting Firm
182	Financial statements
186	Notes to the financial statements

Investor information
270	Number of employees
271	Product development pipeline
277	Risk factors
286	Share capital and control
288	Dividends
289	Financial calendar 2025
289	Annual General Meeting 2025
290	Tax information for shareholders
292	Additional information
298	Shareholder services and contacts
299	US law and regulation
301	Report of Independent Registered Public Accounting Firm
302	Corporate governance comparison
303	Group companies
311	Glossary of terms

Front cover image: Lungs
As well as supplying vaccines to
help prevent respiratory
infections, we are developing
treatments that could transform
the standard of care for people
affected by conditions including
asthma and chronic obstructive
pulmonary disease. Our pipeline
also includes potential new
approaches for unmet lung cancer
needs.

GSK 2024 Annual Report on Form 20-F

Our purpose
We unite science,
technology and
talent to get ahead
of disease together
for health impact
+ shareholder returns
+ thriving people
Our strategy
We prevent and treat disease with
specialty medicines, vaccines and general medicines.
We focus on the science of the immune
system and advanced technologies, investing
in four core therapeutic areas – respiratory,
immunology and inflammation; oncology; HIV;
and infectious diseases – to impact health at scale.
We operate responsibly for all our stakeholders
by prioritising Innovation, Performance and Trust.

Read about how our business model delivers our strategy on page 2

Our culture
We are ambitious for patients, accountable
for impact and we do the right thing.

Read about our culture and people on page 56

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Business model
As a focused biopharma company, we discover, develop and deliver medicines and vaccines. We aim to positively impact the health of 2.5 billion people by the end of the decade.

Central to our success
are our people: experts
in science, technology,
manufacturing and
commercialisation...
68,600
GSK people across
75 countries worldwide
37
manufacturing sites
£6.4bn
R&D investment in 2024
18,000
suppliers working directly
with GSK
...who are identifying,
researching, developing
and delivering...
Specialty Medicines
Our specialty medicines prevent
and treat diseases, from HIV, cancer
and asthma to immune-inflammation
diseases like lupus. Many are first or
best-in-class.

Read more on page 32

General Medicines
Our broad portfolio of general
medicines, from inhalers for asthma
and COPD to antibiotics, improve life
for millions of people around the world.
Many are market leaders.

Read more on page 38

Vaccines
We have one of the broadest portfolios
of vaccines in the industry, targeting
infectious diseases at every stage of
life, helping to protect people from
RSV, meningitis, shingles, hepatitis
and many more.

Read more on page 35

...products that prevent
and change the course
of disease in our four core
therapeutic areas...
Respiratory, immunology
and inflammation
We’re harnessing our deep knowledge
of inflammatory mechanisms and the
science of the immune system to
redefine the future of respiratory
medicine and target lung, liver and
kidney disease.

Read more on page 13

HIV
We’re leaders in HIV, focused
on ending the global epidemic.
We have an industry-leading
pipeline, driven by patient insights.

Read more on page 20

Oncology
Our ambition is to help increase
overall quality of life, maximise survival
and change the course of disease,
expanding from our current focus on
blood and women’s cancers into lung
and gastrointestinal cancers, as well
as other solid tumours.

Read more on page 16

Infectious diseases
Our infectious diseases pipeline and
portfolio, including HIV, is the broadest
in the industry.

Read more on page 22

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Business model continued
(1)We believe that we are on track to achieve our ambition of reaching 2.5 billion people by the end of the decade. Our estimated patient reach figure from
2021 to the end of 2024 is at least 2 billion people, excluding patient reach for albendazole donations in 2024 as this data is not yet available. For more detail see Access on page 46 and for more detail on our methodology see our Responsible Business Performance Report.
…using advanced
technologies…
Pipeline
At every step of the R&D
process, we are using data
tech, including AI, and
platform technologies to
be faster, more effective
and more predictive in
discovering and developing
innovative medicines and
vaccines.

Read how technology enables our R&D on page 26
Performance
We use technology to
reach people and patients
better and faster through
smart manufacturing;
helping patients and their
carers to manage their
conditions; and
empowering our people to
do their best work.
Partnership
We collaborate in new ways
across the technology and
biotech industries and
academia, so that we
can work with the latest
advances in expertise and
technology to get ahead
of disease together.

...steered by our
long-term priorities...
Innovation
We develop and launch
new medicines and
vaccines where they
are needed, with better,
faster and smarter R&D.

Read more about our R&D on page 10

Performance
Driven by our innovation,
we have delivered
consistent sales and profit
growth and improved our
long-term strategy.

Read about our commercial operations on page 30

Trust
We focus on issues that
matter most to our
business, our stakeholders,
and society, and where we
can have the greatest
impact.

Read more in Responsible Business on page 44

…creating
value for...
Patients
>2bn
estimated patients reached
between 2021 and 20241
Shareholders
61p
per share dividend
Society and the economy
£1.3bn
corporate income tax paid; in addition
we pay duties, levies, transactional and
employment taxes
People
85%
of GSK people surveyed agree that their
job gives them the opportunity to do
challenging and interesting work
...and enabling
reinvestment to
get ahead of disease
The returns we make set us up to reinvest in discovering and developing new medicines and vaccines to prevent and change the course of disease. Helping people to live healthier lives eases pressure on health systems and supports economic prosperity.

Being a responsible business is an integral part of our strategy and culture. Read more on page 44	Our strategy is supported by a robust framework for monitoring and managing risk, described on page 60

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Chair’s statement
Another year of strong performance
and meaningful R&D progress
2024 provided further evidence that
Emma and her executive team have
seized the opportunity of the demerger
to make fundamental improvements to
GSK’s operational performance,
competitiveness and pipeline.
Our long-term conviction remains that
changing population demographics
and disease patterns mean that GSK’s
purpose to get ahead of disease
matters more than ever. By delivering
innovative new medicines and
vaccines to prevent and change the
course of disease, GSK is creating
sustained value for patients,
healthcare systems and society at
large. Over time, we are determined
that this will also translate into
sustained increased value for
shareholders.
Strategic progress
GSK continues to perform to a new
standard. 2024 marked the third
consecutive year of strong sales and
core operating profit and earnings per
share growth.
We have built a much stronger
platform for GSK to deliver consistent
and dependable performance,
underpinned by a new resilience and
sales mix across the portfolio.
This was demonstrated in 2024, with
strong performance delivered despite
some challenges in Vaccines.
These were outweighed by strong
growth across our Specialty Medicines
business, with our Respiratory/
Immunology, Oncology and HIV
franchises all registering sales growth
at AER and CER.
The first phase of GSK’s
transformation, since the demerger,
has built a foundation of consistent
execution and delivery. The priority
now is to build on this foundation as
GSK moves into the second phase of
its transformation, focused on
executing pipeline delivery, preparing
for the next wave of innovation.
Shareholder returns
Equally, the Board recognises that the
value of GSK shares does not currently
reflect our confidence in our growth
strategy. The Board is extremely
mindful of this and the need to deliver
better shareholder value over the
short-, medium- and long-term
timeframes.
The Board has thought deeply about
this gap between the market’s view of
valuation and our own. While investing
in the business will always be the first
priority for use of capital, the Board
believes that the balance sheet is
now strong enough to support a
share buyback.
This should be seen as a clear
demonstration in the Board’s belief in
the medium- and long-term growth
prospects for GSK.
R&D progress
The company’s core focus remains
progressing and strengthening the
pipeline and R&D performance. This is
the number one priority for the Board
as a whole and the Science
Committee specifically. We continue to
constructively challenge the executive
team on their scientific and
commercial assumptions and the
financial returns expected from
proposed R&D investments.
The Board was encouraged to see
good progress made during the year,
both organically and through business
development, with 13 positive phase
III readouts. This pipeline progress
supports the Board’s confidence in the
delivery of expected growth by 2031.
As a result, the Board is increasingly
turning its attention to pipeline
opportunities beyond 2031 based on
the company’s deep understanding of
the immune system and leading
capabilities in platform and data
technologies.
Disciplined deployment of capital
towards R&D remains central to this.
We have chosen to both progress and
decline business development
opportunities over the course of this
year, not least as we now see
opportunities to accelerate certain
assets in Respiratory, Immunology &
Inflammation and Oncology.
Remuneration
We continue to evolve our
Remuneration Policy to support
delivery against the company’s goals
and seek to further increase alignment
of shareholder and management
experiences.
In the Remuneration Report we set out
proposed changes which seek to both
anchor our remuneration against the
peer group we compete with and to
ensure we are even more focused on
incentivising financial over-
performance and pipeline over-
delivery in the near, mid and long
term.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Chair’s statement continued
We have consulted extensively with
shareholders in developing the new
proposals, which will be voted on in
the usual way at our 2025 AGM.
Resolving Zantac litigation
Beyond the company’s strategic and
R&D priorities, the Board has focused
on reducing unnecessary exposures
for the company and shareholders.
The retirement of the Zantac risk,
through the settling of the vast majority
of cases in the US, was clear
demonstration of this.
We strongly believe this action is in the
best long-term interests of
shareholders, helping draw a line
under the litigation and providing
closure without any admission of
liability.
This was a good example of the Board
and leadership team working closely
together, along with independent
experts, to act in shareholder
interests.
Culture and responsibility
As I have said before, I believe that
one of the strongest drivers of GSK’s
long-term performance is the culture
shift which Emma and her team are
driving. This is seen in a focus on
behaviours such as accountability and
smart decision-making; and continued
very high engagement scores among
GSK people.
The Board continues to support the
long-standing proactive approach
taken by the company to build trust
and operate responsibility. Through
the relevant Board committees, we
examined progress in priority areas
such as access to medicines, where
the company again ranked strongly in
external benchmarks in 2024,
antimicrobial resistance (AMR), and
our climate and nature sustainability
commitments.
Board evolution
As I’ve noted previously, we continue
to evolve the Board to ensure we
provide robust oversight and scrutiny
of management. We have now built
deep industry skills and experience
across all parts of the biopharma value
chain, including strategically important
areas to GSK such as genetics,
immunology and AI.
In 2024, we were delighted to welcome
Dr Jeannie Lee to the Board. Jeannie is
Vice Chair of the Department of
Genetics at Harvard Medical School.
Her deep expertise in scientific and
medical innovation, including in the field
of RNA biology and epigenetics, which
are key parts of GSK’s R&D approach,
together with her experience in public
health, bring a strong additional
perspective to Board discussions.
We will also bid farewell to Dr Jesse
Goodman, who will step down from
the Board at the 2025 AGM having
served nine years as a Non-Executive
Director. The Board as a whole, and
the Science Committee in particular,
have benefitted hugely from Jesse’s
wealth of expertise in infectious
diseases, regulation and public health.
He has made a fantastic contribution
to GSK and we wish him all the very
best for the future. As Jesse steps
down, we are delighted that Dr Gavin
Screaton will join the Board as a Non-
Executive Director from 1 May 2025.
His deep expertise in immunology and
infectious diseases, together with his
considerable experience in public
health, will help to replace Jesse’s
skillset and experience; and bring a
valuable perspective to the Board.
Conclusion
We believe the company continues to
strengthen across all parts of the
business. That we have not
demonstrated this more in shareholder
value is a source of determination to
do so. The Board is strongly focused
on this and helping the executive
achieve the growth strategy set, which
will ultimately drive investor
confidence and in parallel, shareholder
value.
There are many things that are
precious about GSK but one that sits
above all is our people – and the
purpose that drives them to improve
health and the lives of patients
worldwide. I would like to thank all our
people, as well as our partners,
customers and shareholders, for their
continued commitment through the
past year. Together, we look forward to
another year of success in 2025.
Sir Jonathan Symonds
Chair

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

CEO’s statement
(1)Penmenvy, our 5-in-1 meningococcal vaccine,
was approved in the US in February 2025
2025 will mark three years since the
demerger and the creation of GSK
as a new dedicated biopharma
company, for patients and for
shareholders.
The demerger enabled a fundamental
restructure of GSK and its balance
sheet, bringing new capacity to invest
in growth and to deliver returns to
shareholders.
Three years on, we have established a
strong track record of performance
delivery.
We have developed an attractive,
reshaped portfolio and pipeline of
Specialty Medicines and Vaccines,
with Specialty now representing close
to 40% of GSK’s sales.
We have delivered sustained year-on-
year sharper operational performance,
profitability and cash improvements.
Strong 2024 performance
GSK’s excellent performance in 2024
demonstrates the transformation of the
business.
Group sales were £31.4 billion, up 3%
AER, 7% CER, and excluding
COVID-19 sales, growth was up 4%
AER, 8% CER.
This was driven by strong growth and
increasing contribution from Specialty
Medicines, with growth in all areas,
more than offsetting headwinds in
Vaccines.
In Respiratory/Immunology, sales
were up 9% AER, 13% CER, driven by
Nucala, our anti-IL5 biologic medicine
and Benlysta, our treatment for auto-
immune disease lupus.
Oncology sales almost doubled to
more than £1.4 billion. Specialty
medicines for ovarian and endometrial
cancers, together with Ojjaara, our
new treatment for myelofibrosis
patients with anaemia, all grew rapidly,
driven by increased uptake and
recognition of their benefit by
oncologists.
HIV sales grew 10% AER, 13% CER,
with 20% of total HIV sales now
coming from new long-acting
injectables for treatment and
prevention (PrEP).
Vaccine sales were down 7%  AER,
4% CER, reflecting challenges we
have seen from external pressures, in
the US and China, for Arexvy and
Shingrix. While we expect these to
continue in 2025, we are confident that
these vaccines, together with the
pipeline opportunities we have in this
part of our portfolio, will deliver
meaningful contributions to medium-
and long-term growth.
General Medicines also delivered
another strong year of performance,
with sales up 2% AER, 6% CER and
Trelegy strengthening its position even
further as the top-selling medicine
worldwide for COPD and asthma.
Pipeline momentum
In R&D, execution in the late-stage
pipeline was exceptional, with 13
positive phase III clinical trial readouts
in 2024 across Respiratory,
Immunology & Inflammation (RI&I),
Oncology, HIV and Infectious
Diseases – a record for the company.
We are now focused on the clinical
development of 14 scale innovation
opportunities – the majority in
Specialty medicines.
These include five new product
approvals expected in 20251, at the
forefront of which are potential step-
changes in treatment for multiple
myeloma, with Blenrep our novel ADC
treatment; and depemokimab – our
new ultra-long-acting medicine for the
treatment of severe asthma.
I was also pleased to see further
strengthening of our mid- and early-
stage pipeline, with progress and
addition of several new assets
including two high-potential oncology
medicines – targeting B7-H3 and B7-
H4 antigens; novel IL33 and TSLP
respiratory treatments; and successful
steps forward in our development
programmes for ultra-long-acting HIV
medicines.

Strategic report	Corporate governance	Financial statements	Investor information	2024 Annual Report on Form 20-F

CEO’s statement continued
Targeted business development (BD)
also remains a key priority. In 2024,
we completed transactions to acquire
assets in oncology and RI&I;
strengthened platform capabilities in
mRNA and oligonucleotides; and
entered into several new research
alliances, including a collaboration
with Flagship Pioneering – providing
us with access to a portfolio of more
than 40 bioplatform companies. Our
recent agreement to acquire IDRx, Inc
is a good example of what we expect
to do going forward.
Capital allocation and shareholder
returns
We remain extremely focused on
disciplined allocation of capital.
Our first priority for capital remains to
invest in growth and in R&D – both
organically and in targeted business
development – at scale and pace.
R&D expenditure was over £6 billion in
2024, and we invested £2.3 billion of
capital in targeted BD.
With the pipeline opportunities we now
have, we are deliberately prioritising
investment to accelerate development
of key assets in RI&I and Oncology –
alongside long-acting HIV medicines
and existing core Vaccines
opportunities.
In addition to investing in growth, we
remain focused on improving returns
for shareholders.
Our primary mechanism for this
remains our progressive dividend. For
2024 we declared a full year dividend
of 61p, and we expect to pay 64p in
2025.
We also look to deliver further returns,
when circumstances and opportunities
allow, and have announced our
intention to buy back £2 billion of
shares over the next 18 months. We
believe this offers a very attractive
return for shareholders at current
share price levels.
Very importantly, our outperformance
and stronger balance sheet support all
our plans to invest competitively for
growth – in pipeline and in BD – as
well as deliver enhanced returns to
shareholders.
Operating as a Responsible
Business
GSK is committed to operating
responsibly. This is core to who we are
as a company and to delivering our
ambition for patients, our people and
long-term business success.
We maintained good progress in our
six priority areas to build Trust in 2024,
with an overall performance rating of
“on track” for the third consecutive
year.
Importantly, we retained a leadership
position in the Access to Medicine
Index where we have been placed first
or second since its inception in 2008.
We are also making great progress
against the ambition we set ourselves
in 2021 to positively impact the health
of 2.5 billion people over ten years,
with latest estimates indicating that we
have reached at least two billion
people.
Being responsive to the environment
in which we operate and the changing
expectations of our key stakeholders,
is critical to building trust. With that in
mind, we continue to review and
evolve the actions we are taking in all
of our six areas.
Culture
At GSK, our culture is centred around
being ambitious for patients,
accountable for our impact and doing
the right thing and we continue to
make meaningful progress.
Our culture lays the foundation for
how, together, we deliver our strategy,
our business performance and positive
health impact at scale. It also drives
our strong commitment to creating an
environment where talented people
can thrive, feel valued, included, are
able to focus on what matters and
pursue exciting career development
opportunities.
We continue to see highly positive
engagement of our people – with
scores of more than 80% again last
year in our internal survey. Increased
confidence in the delivery of our
strategy was also reflected in the
survey, and we were delighted to see
positive feedback on the effectiveness
of our managers – with 79% rated as
highly effective by their teams.
Clear momentum as we look ahead
As we look ahead, I am very optimistic
for the future at GSK and our ability to
deliver our growth strategy and
develop the next wave of meaningful
R&D innovation.
Our portfolio is demonstrating growth
and resilience in key areas of
therapeutic strength.
This comes on the back of a strong
track record of operational delivery
and accelerating progress in
innovation and pipeline development.
As ever, it is our wonderful teams and
partners who fuel this progress, and I
want to thank them for all they have
achieved during 2024, for the
momentum they are bringing into
2025, and for the inspiration they bring
to us all.
All of this underscores GSK’s clear
opportunity to deliver scale health
impact to patients, and attractive
returns to shareholders, through the
decade and beyond. Combining
science, technology, and the talent of
our people, to get ahead of disease
together.
Emma Walmsley
Chief Executive Officer

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Our external environment
Our Ahead Together strategy and long-term priorities of Innovation, Performance and Trust respond to major trends influencing the healthcare landscape.

Innovation
Convergence of science and technology continues
to shape research and development opportunities
A deeper insight into human biology, combined with the
potential to access and compute vast amounts of data,
continues to shape discovery and development of new
therapies. Advances in understanding of human genetics
and functional genomics, in tandem with artificial
intelligence and machine learning (AI/ML), are enabling
scientists to decode the mechanisms of disease. A better
understanding of biological processes, such as
inflammation and ageing of the immune system, is paving
the way for earlier, more precise intervention to change the course of disease.
In 2024, the biopharma industry continued to look to new
mechanisms, technologies and opportunities. Oncology,
respiratory and infectious diseases are forecast to be
among the top ten therapy areas by 2028, based on global
spend. Around a quarter of oncology trials now focus on
novel mechanisms, especially antibody drug conjugates,
multi-specific antibodies, and cell and gene therapies. While obesity drug trials are increasing, there is also more
attention on obesity medications in the context of studies
into other diseases; and the longer-term health needs that
could emerge due to obesity being effectively controlled.
The transformative potential of scientific and technological advances continues to prompt innovative partnerships and
collaborations across sectors. The biopharma industry
completed around 60 AI/ML focused deals in 2024.
Countries also continue to look to innovation generated by
strategic industries, including biopharma, to support growth.
China has taken steps to bolster its R&D environment, with
its share of global biopharma companies rising to 16% in
2024. The US retains the greatest share, with 39%.
Our response
The convergence of science and technology is
changing discovery and development. At all stages of
our R&D, we’re harnessing the opportunity to be more
precise in our research targets, to identify the right
patients, and to increase the chances of successfully
developing medicines and vaccines that make a
difference to them.
We continue to invest for growth in new, best-in-class
medicines and vaccines. Our R&D approach
combines our scientific focus on the immune system,
including human genetics, functional genomics and
single-cell profiling, with the use of advanced
technologies. Our innovation is driven through both
in-house R&D as well as partnering with leading
institutions to access cutting-edge research and
technology.
We work with our peers and governments to make
sure that the policy and regulatory environment
stimulates and protects innovative research and
development within a culture that builds trust with
transparency. This includes policies at a national level
to invest in and recognise the value of innovation, as
well as global frameworks to enable responsible and
appropriate access to, and deployment of, data and
new technologies.

Read more about our R&D to prevent and change the course of disease on pages 10 to 29
£9.9bn
Total deal value of AI/ML transactions
completed by the biopharma sector in 2024.
$440bn
Projected global spending on oncology medicines
by 2028, according to IQVIA, making it the leading
therapy area as novel cancer treatments continue
to be launched.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Our external environment continued

Performance
Changing demographics and health system pressures
pave the way for a shift to preventative healthcare
Life expectancy is rising once again, following a dip during the COVID-19 pandemic. By 2030, the share of the world’s
population aged 60 and over will have risen to 1.4 billion.
But a longer life does not always equate to a healthier life.
In the US and Europe, rates of chronic disease, obesity and
disability have increased over successive generations.
Changing demographics, and more complex health needs,
put economies and health systems under increasing strain.
Although medicines comprise a relatively small proportion
of overall health budgets, containing drug costs remains
a priority including for countries across Europe and the
US as they look to manage health spending. Under the US
Inflation Reduction Act, Medicare reduced prices for ten
medicines. But as population dynamics change, there is
increasing recognition of the value of preventative, pre-
emptive healthcare to support future health system
sustainability and economic growth. Adult immunisation
alone can return up to 19 times its initial investment through health and wider socio-economic benefits.
Our response
Preventing and mitigating the effects of disease,
and helping people to live well, is an important lever
to improve health and strengthen productivity and
economic growth. We are investing in innovation to
help prevent illness in the first place and prevent
progression of disease. Realising the full potential of
this innovation needs the right systems in place to
value the full health, social and economic benefits of
preventative healthcare. It also needs the appropriate
infrastructure to help people access care at the right
time and in the right place. We are engaging with
stakeholders to identify constructive policy solutions
that would shift health systems from spending on
sickness to investing in health.

Read more about our commercial operations and performance on pages 30 to 43

Trust
Building trust and transparency is key to implementing innovation
People’s understanding of, and familiarity with, the
biopharma industry remains relatively low. This contributes
to a lack of trust in the sector and levels of trust vary
significantly across geographies. The industry faces
continued scrutiny across a range of issues. Questions
span from how the industry delivers a consistent, safe and
reliable supply of products that address unmet needs,
through to sourcing and using health data. Despite
significant strides to widen access to medicines and
vaccines, inequities remain both within and between
countries. As a result, the industry’s business model
continues to come into question.
The role of the sector in responding to sustainability and
health security challenges, including pandemics and the
rising tide of antimicrobial resistance (AMR), was also in the spotlight again during 2024. Governments around the world
agreed a new political declaration on AMR, calling for
concerted investment in new medicines and vaccines and
improved access to antibiotics, vaccines and diagnostics.
Our response
Building trust and transparency remains central to
sustaining innovation and bringing medicines and
vaccines to patients; it is also core to delivering on
our ambitions for shareholders and society at large.
We recognise that challenge and it’s why we have
embedded six areas of responsible business –
access; global health and health security;
environment; inclusion and diversity; ethical
standards; and product governance. These are areas
where we can have the greatest impact. This ranges
from delivering medicines and vaccines to the right
patient, at the right time, to responding to risks posed
by new pandemics, increasing resistance to
antimicrobials and the consequences of climate
change and nature loss.

Read more in the Responsible Business section on pages 44 to 55

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development
A scientist based at our Upper
Providence site in the US, working in
our Research Technologies group.
This group is the foundation of our
medicine discovery, bringing together
platform and data groups to advance
development across our therapy
areas including oncology and
respiratory.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development
We focus on the science of the immune system and advanced technologies to drive innovation – preventing and treating the most challenging diseases, better and faster.
Highlights
71
assets in the pipeline
19
assets in phase III/registration
13
positive phase III readouts

–Positive phase III data and regulatory filing
for Nucala in COPD
–Positive phase III data and regulatory
filings for depemokimab, ultra-long-acting
anti-IL5 biologic including for severe
eosinophilic asthma
– Positive phase III data for Blenrep, including
overall survival, and filings in 2L+ relapsed/
refractory multiple myeloma
–Ojjaara/Omjjara approval for myelofibrosis
patients with anaemia in Japan following
approvals in the US, EU and UK
–Jemperli approval expanded to all adult
patients with primary advanced or recurrent
endometrial cancer in the US and EU

–Breakthrough Therapy (US) and Priority
Medicine (EU) designations for B7-H3-
targeted ADC, GSK’227, in relapsed/
refractory osteosarcoma
–Fast-Track designation for bepirovirsen
in chronic hepatitis B in the US and Japan
–Gepotidacin filed in the US as potential
first new antibiotic for uUTI in 20 years
–Arexvy approval in adults aged 50-59 in
the US, EU and Japan) and data indicating
protection over three full RSV seasons
–Targeted business development including
deals with Elsie Biotechnologies and
acquisition of IDRx[1]

Our R&D approach
By combining our understanding of the science of the
immune system with cutting-edge technology, we can
discover and develop new medicines and vaccines with
the potential to transform people’s lives.
In 2024, we invested £6.4 billion in R&D across our
portfolio, up 3% AER and 5% CER on 2023. We have 71
assets in development, most of which have the potential to
be the first or best of their kind.
We focus our research and development on four therapy
areas: respiratory, immunology and inflammation; oncology;
HIV; and infectious diseases. These are areas where
significant patient need remains and where we have the
strongest expertise and ability to deliver differentiated and needed medicines and vaccines at scale. Patients are at
the heart of everything we do – we engage with them and
their healthcare providers to deeply understand the impact
of disease and deliver innovation where it matters most.
Rapid advances in science and technology are unlocking
new opportunities to prevent and treat disease. Being able
to better predict and pre-empt the course of disease means
we can prevent it occurring in the first place and intervene earlier to slow its progress and limit further complications.
This can result in better outcomes, not only for patients, but for health systems and societies too.
Focusing on execution, technology and
culture
Three priorities guide our research and development:
–Execution – accelerating delivery of our pipeline of
innovative medicines and vaccines for patients who need
them. Find out more about the latest developments
across our four therapy areas:

See page 12
–Technology – acting as a catalyst for R&D at all stages,
from how we choose research targets to making clinical
trials as effective as possible. Discover how we deploy
advanced data and platform technologies to develop
medicines and vaccines that make a meaningful
difference to people’s health:

See page 26
–Culture – focusing on delivering what matters most – for
patients, stakeholders and our people – better and faster.
See how we foster an environment where our people can
thrive, make the right decisions, take smart risks and
work effectively with each other and our partners:

See page 58
(1) Closed in February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

Execution
Accelerating delivery of our pipeline of innovative
medicines and vaccines for patients who need them
Our pipeline continues to grow and strengthen and we now
have 54 medicines and 17 vaccines in development.
Over the past year we began nine phase I development
programmes, moved six assets into phase II and two into
phase III. We had 13 positive phase III data readouts and
23 approvals or regulatory filings.
Our focus and investment in R&D are driving increased
productivity with end-to-end success rates more than
doubling from 2018-2023. Our phase III development cycle
times are now in the top quartile for the industry1.
Our rate of progress gives us confidence in our medium-
and long-term growth strategy. From 2025 onwards we
expect a series of major launches with peak year sales of
over £2 billion, with five approvals in 20252 alone. We’re
also looking ahead to the next wave of R&D innovation
based on an even deeper understanding of the science of
the immune system with investment in scientific
partnerships and advanced platform and data technologies,
to identify the right target, the right intervention and the right patient. This will drive longer-term growth and value for
patients, shareholders and our people.
In respiratory, we reported positive pivotal results for Nucala in COPD and depemokimab, the world’s first six-monthly
injectable for severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). This reinforced our ambition to
redefine the future of respiratory medicine.
We also continued to see significant momentum in our
expanding oncology portfolio. This included approvals for
Jemperli in endometrial cancer and Ojjara in myelofibrosis.
We saw positive phase III data for Blenrep in multiple
myeloma, including significantly improved overall survival
rates versus standard of care. This data highlighted its
potential to materially redefine clinical practice.
We made progress towards introducing innovative long-
acting injectable regimens for HIV treatment and
prevention, with positive real-world data for Apretude and
promising phase I data for our ultra-long-acting formulation of cabotegravir.
We continued to strengthen our leadership in infectious
diseases. Our market-leading RSV vaccine, Arexvy, gained
expanded approvals in adults aged 50-59 and
demonstrated sustained efficacy over three RSV seasons.
We submitted gepotidacin for regulatory review. This is
potentially the first in a new class of oral antibiotics in 20 years for uncomplicated urinary tract infections, which
recurrently affects around one third of women. Our
oligonucleotide, bepirovirsen, was granted Fast-Track
status in the US and Japan. This takes us a step closer
towards a functional cure for chronic hepatitis B, which
affects around 300 million people worldwide.
Strengthening innovation through collaboration
and business development
To complement our in-house R&D, we partner with the
world’s best minds and leading institutions to enable access to novel science and technology. This allows us to add to
our pipeline, bring in unique data insights and integrate
platform technologies to find new ways of addressing
disease.
Targeted business development in 2024 resulted in 12
acquisitions and discovery collaborations across biotech. In
June 2024 we acquired Elsie Biotechnologies whose
platform technology will expand our oligonucleotide
pipeline. We supplemented our pipeline with acquisitions
such as the T-cell engager CMG1A46 from Chimagen for
development in lupus, and a TSLP inhibitor from Aiolos Bio
for asthma and other respiratory conditions.
We also partnered with Flagship Pioneering and its portfolio of 40+ bioplatform companies, aiming to discover and
develop new potential medicines and vaccines. Our
presence in gastrointestinal oncology was strengthened
with our acquisition of IDRx Inc. which includes IDRx-42, a
highly selective KIT tyrosine kinase inhibitor3. In addition, we have the option to acquire DB-1324, an antibody drug
conjugate (ADC), from Duality Biologics.
Collaboration with academia is at the heart of scientific
progress and a fundamental part of our R&D approach to
better understand disease processes. In October 2024, we
announced a five-year collaboration with Cambridge
University focusing on kidney and respiratory disease.
We’re also working with Boston University’s Center for
Regenerative Medicine to develop a better understanding of
respiratory diseases such as pulmonary fibrosis and with
Oxford University to advance novel cancer research,
focused on the potential of cancer prevention through
vaccination.

Read more about our technology collaborations on page 28
Focusing on our four core therapeutic areas

Respiratory, immunology and inflammation, see page 13
Oncology, see page 16
HIV, see page 20
Infectious diseases, see page 22
(1)Source: Centre for Medicines Research
(2)Penmenvy, our 5-in-1 meningococcal vaccine, was approved in the
US in February 2025
(3)Acquisition completed in February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

Respiratory, immunology and inflammation
For over five decades, we have been at the forefront of the
most complex respiratory health challenges. We have a
deep understanding of the underlying drivers of disease in
different groups of patients with conditions like asthma and chronic obstructive pulmonary disease (COPD). Our
ambition is to redefine the future of respiratory medicine
with a broad portfolio of next-generation long-acting
treatments that work in distinct ways to help as many
patients as possible. We continue to pursue the most
ambitious treatment goals, aiming for early interventions
that prevent, treat and stop disease, limiting future
complications for patients.
Our deep understanding of the immune system is also
leading to advances in our growing immunology pipeline.
Here, we’re building on our decades of knowledge in
inflammatory mechanisms to target fibrotic lung, liver and
kidney disease with innovative treatments that aim to
modify underlying disease dysfunction and prevent disease
progression.
In this section:

Asset	Potential indication/ label expansion[1]
Nucala[1] (mepolizumab)	Anti-IL5 monoclonal antibody for five respiratory conditions
Depemokimab	Anti-IL5 monoclonal antibody for four respiratory conditions
Camlipixant	P2X3 inhibitor for refractory chronic cough
Benlysta[1] (belimumab)	Anti-BLyS monoclonal antibody for systemic lupus erythematosus and lupus nephritis
CMG1A46	Dual CD19 and CD20-targeted T-cell engager for lupus and related auto-immune conditions
GSK’990	Antisense oligonucleotide for metabolic dysfunction- associated steatohepatitis and alcoholic liver disease
Linerixibat	IBAT inhibitor for cholestatic pruritus in primary biliary cholangitis

See a more detailed pipeline listing on pages 29 and 271
(1)Assets with existing approval or in development for label expansion are italicised
Respiratory
–Half of the top six causes of death globally are
lung diseases, which claim around seven million
lives each year.
–Alongside lung cancer, COPD and lower respiratory
tract infections are critical healthcare challenges with
COPD affecting more than 300 million
people globally.
Respiratory diseases can create a significant physical,
social and emotional burden for those affected, along with
financial impact on people and healthcare systems. Older
treatments that are typically used to manage them are not
always adequate. This is why we’re focusing our research
on medicines that can potentially better control symptoms
and slow disease progression by targeting underlying
drivers of disease, like inflammation. For some patients, it may even be possible to achieve clinical remission, where
they no longer experience symptoms and exacerbations,
don’t need to use oral steroids, and have stabilised lung
function.
Next-generation treatments for patients
with IL5 mediated conditions
For some patients with respiratory conditions like severe
asthma, COPD and chronic rhinosinusitis with nasal polyps
(CRSwNP), their disease is driven by ‘type 2’ inflammation.
A cytokine (protein), known as interleukin-5 (IL5), plays a
key role in driving this inflammation, making it a proven
treatment target for these patients.
Type 2 inflammation is the underlying driver of
unpredictable exacerbations and is seen in more than 80%
of people with severe asthma and up to 40% of people with
COPD. Rarer diseases including eosinophilic
granulomatosis with polyangiitis (EGPA) and
hypereosinophilic syndrome (HES) are also driven by IL5.
We now have two anti-IL5 biologic treatments in our
pipeline. Our aim is to achieve more than simply controlling the symptoms of these inflammatory diseases. Instead, we
strive to identify and target the underlying disease process to slow, or even stop, disease progression. This may help
reduce the risk of organ damage and achieve clinical
remission, where possible.
We pioneered the research that established the role of IL5
in respiratory diseases and continue to apply our knowledge
as we explore other inflammatory pathways which may be
future targets.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Extending the impact of Nucala to more patients
Despite the availability of inhaled therapies, around half
of respiratory patients continue to experience debilitating
attacks (exacerbations) of their disease each year.
Preventing these exacerbations, including the most severe
events that lead to emergency hospital visits or
hospitalisation, is a key treatment goal to reduce the
impact on patients and on healthcare resources.
Nucala (mepolizumab), our anti-IL5 biologic (monoclonal
antibody), is the only treatment in the US and Europe with
indications in four IL5 mediated diseases.
In 2024, we gained new approvals for Nucala. In Japan,
it was approved for CRSwNP in cases where standard
treatments aren’t controlling disease. An estimated two
million people suffer from chronic rhinosinusitis in Japan,
with 200,000 needing surgery for nasal polyps.
Nucala was also approved for use in two additional
indications in China. Alongside its indication in EGPA,
Nucala is now approved as a treatment for severe asthma
with an eosinophilic phenotype and in CRSwNP, making it
the first targeted IL5 treatment in both conditions.
In China, asthma affects 46 million adults, 6% of whom
experience severe asthma, and CRSwNP affects
approximately 35 million people.
In September 2024, we presented positive pivotal results
from our phase III MATINEE trial of mepolizumab in patients
with COPD. The study met its primary endpoint, with data
showing a statistically significant and clinically meaningful reduction in the annualised rate of moderate or severe
exacerbations compared to placebo.
Based on these data, in December 2024, the US FDA
accepted a regulatory submission seeking a new indication
for the use of mepolizumab in patients with COPD.
Improving outcomes for patients with ultra-long-acting
treatments
Long-acting therapies that target the underlying drivers of
disease to provide sustained suppression of inflammation
could further advance treatment of severe asthma and other
respiratory or immune mediated disease.
Depemokimab has the potential to be the first approved
ultra-long-acting anti-IL5 biologic with six-month dosing.
This could offer millions of patients with respiratory diseases sustained efficacy benefits including a reduction in
exacerbations and hospitalisations, as well as limiting
cumulative lung damage and disease progression with just
two injections per year. Extended dosing intervals could
also help tackle other barriers to patients achieving optimal outcomes, such as adherence challenges or the
inconvenience of frequent healthcare appointments.
In 2024, we announced positive results from the SWIFT-1
and SWIFT-2 phase III trials of depemokimab in patients
with severe asthma with type 2 inflammation. Both trials
met their primary endpoints with statistically significant
reductions in the annualised rate of clinically significant
exacerbations (asthma attacks) over 52 weeks versus
placebo. Importantly, there was also a 72% reduction in
exacerbations leading to hospitalisation.
In October 2024, we also announced positive phase III
data from our ANCHOR-1 and ANCHOR-2 trials for
depemokimab in patients with CRSwNP. Data from the
ANCHOR and SWIFT programmes have been used to
support filing acceptances in China, Japan and Europe,
and regulatory submission in the US, for the use of
depemokimab for two indications; in asthma with type 2
inflammation and CRSwNP. Additional submissions will
occur through 2025.
We continue to explore other potential long-acting
respiratory treatments in our early pipeline that could benefit a broader range of patients. These include our
long-acting anti-thymic stromal lymphopoietin (TSLP)
monoclonal antibody, currently in phase II for patients
whose asthma is not driven by type 2 inflammation;
and our anti-IL33 asset in phase I for COPD.
Addressing the unmet need in refractory chronic cough
with camlipixant
Camlipixant, our potential treatment for patients with
refractory chronic cough (RCC), became part of our pipeline
through the acquisition of Bellus Health in 2023. It is in
phase III development.
Clinical data has shown that by selectively inhibiting P2X3
receptors, camlipixant may reduce cough frequency for
RCC patients with a relatively low incidence of dysgeusia.
Chronic cough affects around 28 million people, and around
10 million suffer from RCC for over a year. RCC is a cough
that lasts for more than eight weeks, doesn’t respond to
treatment for an underlying condition and is otherwise
unexplained. There’s currently no effective treatment, with
patients often cycling through other therapies and seeing
specialists with no resolution. They can also suffer from
depression, incontinence and sleep loss.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Immunology
Our deep understanding of the immune system is opening up
new opportunities to help patients with a range of immune-
mediated conditions beyond respiratory. Data and platform
technology collaborations are enabling us to understand
underlying disease processes, reach previously inaccessible
targets and better identify patients for treatment. Our work in human genetics and phenotyping is generating insights that
are informing moves into other areas, including liver disease.
Broadening use of Benlysta for immune-mediated
conditions
We continue to develop Benlysta, our anti-B lymphocyte
stimulator monoclonal antibody, for a range of immune-
mediated conditions, as well as systemic lupus
erythematosus (SLE) and lupus nephritis (LN).
Benlysta has been approved to treat adults and children
with SLE and LN in more than 60 countries, including
the US, Japan, Europe and the UK.
Benlysta’s robust and expansive evidence includes nine
randomised controlled trials (RCT), including six placebo-
controlled phase III trials in adult SLE, including LN.
These data underpin Benlysta’s potential in the short-
and long-term treatment of SLE and LN, including reduction
of flares, tapering of oral corticosteroids (OCS) and helping to prevent damage to vital organs via a disease modifying
action.
Reinforcing our portfolio for lupus
In October 2024, we acquired CMG1A46 from Chimagen
Biosciences to reinforce our portfolio for the treatment of
lupus and underlying drivers of autoimmune disease.
CMG1A46, a clinical-stage dual CD19 and CD20-targeted
T cell-engager, has the potential to deplete uncontrolled B
cells present in autoimmune diseases, such as lupus.
Phase I trials in lupus are likely to begin in 2025.
Building on our early pipeline to address liver disorders
GSK’990
GSK’990 is our investigational RNA interference therapeutic
for steatotic liver disease (SLD), an area of substantial
unmet need. Around 26 million patients globally have
advanced alcoholic liver disease (ALD) and it accounts for
half of liver-related deaths in developed countries. There are currently no pharmacological treatments available. Around
265 million patients globally have metabolic dysfunction-
associated steatohepatitis (MASH), which causes a build-up
of fat in the liver that can eventually lead to scarring and, in some cases, severe liver damage, liver failure and even
death.
Genetic analysis has shown a strong association between
the HSD17B13 gene and advanced ALD and MASH.
GSK’990 targets HSD17B13 resulting in highly specific
binding to receptors that are only expressed on liver cells.
It is now in early development to address the liver fibrosis associated with ALD and MASH and prevent disease
progression with an improved dosing schedule versus
current treatment options.
Linerixibat
Linerixibat is our investigational product for the treatment of cholestatic pruritus in patients with primary biliary
cholangitis (PBC).
Cholestatic pruritus causes an internal itch that cannot be
relieved by scratching. Linerixibat has the potential to be
the first global therapy to treat this itch. It is a minimally absorbed small molecule inhibitor of an ileal bile acid
transporter (IBAT), administered as an oral tablet.
In November 2024, positive phase III results demonstrated
a statistically significant improvement in itch versus
placebo, potentially supporting patients whose quality of life is significantly affected by persistent itching.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

Oncology
Cancer is one of the world’s leading causes of death, and
treatment options are still limited for many patients. Our
ambition is to help increase overall quality of life, maximise survival and change the course of disease, expanding from
our current focus on blood and gynaecologic cancers into
lung and gastrointestinal cancers, as well as other solid
tumours with our antibody drug conjugates. Our research
uses precision medicine-based technology to match the
right treatment to the right patient.
Cancer is complex with multiple, connected biological
processes contributing to the development and progression
of disease. Our oncology portfolio includes a range of
medicines that target different aspects of cancer biology,
including uncontrolled cell division (Blenrep; Ojjaara),
immune system evasion (Jemperli) and DNA mutation
(Zejula, B7-H3 ADC; B7-H4 ADC). As our understanding of
these disease processes deepens, we’re exploring the
potential of our medicines, alone and in combination, across multiple cancer types with the aim of offering
transformational solutions for as many patients as possible.
In this section:

Asset	Potential indication/label expansion[1]
Blenrep (belantamab mafodotin)	BCMA-targeted antibody drug conjugate (ADC) for multiple myeloma
Ojjaara/Omjjara (momelotinib)	JAK1, JAK2 and ACVR1 inhibitor for myelofibrosis with anaemia
Jemperli (dostarlimab)	Anti-PD1 monoclonal antibody for endometrial, colorectal, head and neck, and lung cancers
Zejula (niraparib)	PARP inhibitor for ovarian, brain and lung cancer
GSK’227	B7-H3-targeted ADC for lung cancer and other solid tumours
GSK’584	B7-H4-targeted ADC for gynaecological cancers

See a more detailed pipeline listing on pages 29 and 271
(1)Assets with existing approval or in development for label expansion are italicised
Targeting uncontrolled cell division
Blenrep – potential to redefine multiple myeloma
treatment
–Multiple myeloma is the third most common blood
cancer globally, with around 180,000 cases
diagnosed every year.
–The five-year survival rate is under 60%, and the
disease is considered treatable but not curable.
–Multiple myeloma often becomes resistant to existing
treatments, which may require inpatient care,
underlining the need for new therapies with novel
mechanisms of action that can be easily
administered in the clinic.
Blenrep (belantamab mafodotin) is our antibody-drug
conjugate treatment for relapsed/refractory multiple
myeloma, which we’re evaluating in early lines of treatment
in combination with novel therapies and current standard of
care treatments.
In 2024, we announced pivotal data from our DREAMM
development programme showing the potential for
belantamab mafodotin to become a new standard of care at
first relapse or later for patients with multiple myeloma.
The DREAMM-7 phase III trial showed patients receiving
Blenrep, combined with bortezomib and dexamethasone
(BVd), lived a median of almost three times longer without
their disease progressing than those receiving a
daratumumab-based combination. A subsequent planned
analysis, presented at ASH in December 2024, showed that
patients receiving the Blenrep combination had a
statistically significant and clinically meaningful 42%
reduction in the risk of death versus standard of care which may translate to giving patients a median additional three
years of life, based on projections. The DREAMM-8 phase
III study showed a nearly 50% lower risk of disease
progression or death, as well as a positive overall survival trend, for Blenrep, in combination with pomalidomide plus
dexamethasone (BPd), compared to standard of care.
Both studies also reinforced the well-characterised side-
effect profile of Blenrep, with patient quality of life that is comparable to standards of care. Eye-related side effects
were shown to be managed effectively through dose
modifications without compromising efficacy. Ease of
administration in a community setting is likely to be an
additional advantage for patients and their healthcare
professionals.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
In 2024, the Blenrep combinations were accepted for
regulatory review in the US, Europe, Japan, UK, Canada
and China under priority review. Blenrep was also granted
orphan drug designation in Japan and, in combination with
BorDex, received Breakthrough Therapy Designation in
China, reflecting the high unmet need and potential for
improvement in patient outcomes over available treatment
options in relapsed/refractory multiple myeloma.
In December 2024, we started a phase III trial,
DREAMM-10, with belantamab mafodotin as a first-line
multiple myeloma treatment.
Ojjaara/Omjjara – improving outcomes for patients
with myelofibrosis with anaemia
–Myelofibrosis (MF) is a rare blood cancer that affects
around 1 in 500,000 people around the world.
–About 40% of MF patients are anaemic at diagnosis,
and nearly all eventually develop anaemia and
become dependent on regular blood transfusions.
–This leads to around 30% stopping treatment with
established therapies.
Ojjaara, known as Omjjara in several countries, is the only
medicine indicated for newly diagnosed and previously
treated MF patients with anaemia. It is a new standard of
care, as more established MF treatments can exacerbate
anaemia. Taken orally once a day it is the only therapy
demonstrating durable clinical benefit on spleen response,
symptoms and anaemia for patients with MF.
In 2024, Ojjaara was approved under the brand name
Omjjara in the EU and UK, as well as in Japan, where 70%
of patients with primary MF and 50% with secondary MF
have moderate to severe anaemia when they’re diagnosed.
These approvals followed US approval in 2023.
Targeting immune system evasion
Jemperli – treating more patients with endometrial
cancer
–Endometrial, or uterine, cancer is the most common
gynaecologic cancer in developed countries.
–Globally around 1.6 million people live with active
disease, with 417,000 new cases reported each year.
–Around 15-20% of patients have advanced disease
when they’re diagnosed.
Jemperli (dostarlimab) is the foundation of our ongoing
immuno-oncology-based research and development
programme. Our targeted research approach has identified
opportunities to address a specific biomarker, known as
dMMR/MSI-H, that is present in some gynaecologic and
other cancer types, such as colorectal cancer.
In combination with chemotherapy, Jemperli was the
first new medicine to be approved for patients with dMMR/
MSI-H primary advanced or recurrent endometrial cancer in
decades. It is the only immuno-oncology-based treatment to
show a statistically significant improvement in overall
survival for all patients with this type of endometrial cancer.
Our phase III RUBY trial showed that patients treated with
Jemperli and chemotherapy had a 31% lower risk of death
than those treated only with chemotherapy.
In 2024, the US FDA expanded approval for Jemperli plus
chemotherapy to include all patients with primary advanced
or recurrent endometrial cancer. In January 2025, the
European Commission also expanded approval to the same
group in the EU. This broadens the previous indication to
include mismatch repair proficient (MMRp)/microsatellite
stable (MSS) tumours. These represent approximately 75%
of patients diagnosed with this type of endometrial cancer,
who have limited treatment options.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Unprecedented results in locally advanced dMMR
rectal cancer
–Colorectal cancer is the third most diagnosed cancer
in the world.
–It accounts for around a tenth of all cancer cases, and
is the second leading cause of cancer-related death.
The dMMR/MSI-H biomarker is also present in colorectal
cancers, so we’re using this, along with our advanced AI
and ML technologies, to inform our development
programme for dostarlimab beyond endometrial cancer.
In 2024, we announced updated results from a phase II
study of dostarlimab in locally advanced, dMMR rectal
cancer, with all 42 patients showing no evidence of disease
after treatment. This is a collaborative study with Memorial
Sloan Kettering Cancer Center evaluating dostarlimab as a
first-line treatment and alternative to life-altering surgery.
Our AZUR-1 trial is an ongoing global phase II registrational clinical trial that aims to confirm these promising findings.
Based on these data, the FDA granted Breakthrough
Therapy Designation for dostarlimab reflecting its potential in this patient population.
We are also advancing studies evaluating dostarlimab in
patients with advanced/metastatic stages of dMMR/MSI-H
colon cancer. AZUR-2 is our ongoing phase III trial for
dMMR/MSI-H advanced colon cancer to replace
chemotherapy as the current standard of care after surgery.
Differentiated clinical trial design in unresected
head and neck cancer
–Head and neck cancer accounts for approximately
5% of all cancer cases and deaths, globally, with
the incidence increasing across many countries.
–Nine in 10 patients with head and neck cancer have
squamous cell carcinoma, and the majority are
diagnosed with locally advanced disease.
In 2024, we started our JADE phase III study evaluating
dostarlimab in locally advanced head and neck cancer,
where long-term survival remains poor and significant
unmet need exists. Building on learnings from previous
studies, JADE has key design characteristics that
differentiate from other approaches and increase our
confidence that dostarlimab has the potential to benefit
patients where other immunotherapies have failed.
Exploring the impact of dostarlimab combinations
We’re studying dostarlimab in combination with several
potential therapeutic options for non-small cell lung cancer
(NSCLC).
The GALAXIES-Lung 301 phase III trial is investigating our
anti-TIGIT antibody, belrestotug, in combination with
dostarlimab in first-line PDL1-high NSCLC. We started this
trial in 2024 based on promising interim results from the
GALAXIES-Lung 201 phase II trial.
Our phase III COSTAR-Lung trial in second-line advanced
NSCLC continues to evaluate a triplet combination of
cobolimab, our anti-TIM-3 antibody, plus dostarlimab plus
chemotherapy, compared to a doublet combination of
dostarlimab plus chemotherapy, compared to standard of
care chemotherapy alone. We expect the trial to read out in
2025.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Targeting mutation and repair of DNA
Niraparib – our PARP inhibitor for ovarian cancer
and beyond
We continue to assess the potential of niraparib, currently
approved as Zejula for ovarian cancer, across multiple
tumour types and in combination with other agents.In June
2024, the GLIOFOCUS phase III trial began, evaluating
niraparib in newly diagnosed MGMT unmethylated
glioblastoma (brain cancer). This is sponsored by the Ivy
Brain Tumor Center and supported by GSK. The decision to
progress to phase III was prompted by positive results in an earlier clinical trial, conducted by the Ivy Brain Tumor
Center, where niraparib showed significant results in
reaching the tumour and changing how the cancer grew.
The broader development programme for niraparib includes
the ZEAL-1L phase III trial evaluating niraparib in
combination with standard of care for the maintenance
treatment of first-line advanced NSCLC, and the FIRST
phase III trial assessing its potential in combination with
dostarlimab in first-line ovarian cancer which met its primary endpoint.
GSK’227 B7-H3 targeted ADC – promising preliminary
data in extensive stage small-cell lung cancer
–Lung cancer is the leading cause of cancer-related
deaths worldwide, accounting for the highest mortality
rates among both men and women.
–Most lung cancers are non-small-cell lung cancer
(NSCLC) which is often diagnosed at advanced
stages where treatment options are limited.
GSK’227 is our investigational B7-H3-targeted antibody-
drug conjugate (ADC). B7-H3 is over-expressed in a wide
range of solid tumour types, including lung.
In 2024, the US FDA granted Breakthrough Therapy
Designation for GSK’227 for patients with extensive-stage
small-cell lung cancer (ES-SCLC) with disease progression
on or after platinum-based chemotherapy (relapsed or
refractory). GSK’227 also received Priority Medicines
(PRIME) Designation from the EMA. These designations
reflect the significant unmet need in ES-SCLC and are
based on promising early data from the ARTEMIS-001
phase I study which were presented at the 2024 World
Conference on Lung Cancer.
We expect to conduct a broad development programme for
GSK’227 and, in 2024, started a phase I platform study for
advanced solid tumours, which includes a cohort for
patients with relapsed or refractory ES-SCLC. In December
2024, the US FDA granted Breakthrough Therapy
Designation for GSK’227 in late-line relapsed or refractory
osteosarcoma.
We’re also exploring two other ADCs. GSK’584, our B7-H4-
targeted ADC, is being evaluated for gynaecologic cancers,
such as endometrial and ovarian cancer. And we have an
exclusive option to acquire ADC, DB-1324 from Duality
Biologics for gastrointestinal tumours.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

HIV
For nearly four decades, we’ve worked to improve the lives
of people living with HIV or those who could benefit from
HIV prevention. Having launched the first long-acting
injectable options for HIV treatment and prevention, patients now only need to take medication a few times a year
instead of every day. We are focused on even longer-acting
options for treatment and prevention, including the option to treat at home as well as ultimately finding a cure.
–40 million people live with HIV globally, with
1.3 million new cases diagnosed in 2023. In the US,
around one third of people living with HIV struggle
to maintain viral suppression.
–HIV incidence continues to grow despite progress in
care, highlighting that an urgent need still exists for
new options to prevent and treat HIV.
Our work in HIV is led by ViiV Healthcare, which we
majority-own, with Pfizer and Shionogi as shareholders.
ViiV Healthcare is the only company exclusively dedicated
to treating and preventing HIV with an ambition to end the
HIV epidemic.
ViiV Healthcare’s integrase strand transfer inhibitors
(INSTIs), the core of our current long-acting and daily
therapies, are trusted by healthcare professionals
worldwide for their potency, durability, long-term tolerability and high barrier to resistance. The foundation was set with
our first INSTI-based medicine, dolutegravir, which
established a gold-standard for daily oral therapy. The
follow up, long-acting cabotegravir injectables, increased
dosing intervals to every two months. And now, our aim is to increase the treatment and prevention dosing interval to
every four to six months. This could mean fewer visits to the clinic for people, as well as more choices for treatment and prevention, and the assurance of long-term efficacy.
Working towards a clear mission to leave no person living
with HIV behind, and grounded in our deep understanding
of patient insights, we took more steps in 2024 towards
developing a new generation of longer-acting medicines to
treat or prevent HIV.
(1)Assets with existing approval or in development for label expansion are italicised
In this section:

Asset	Potential indication/label expansion[1]
Cabenuva (cabotegravir/ rilpivirine)	Long-acting 2DR for HIV treatment
Dovato (dolutegravir/ lamivudine)	2DR for HIV treatment
Apretude (cabotegravir)	Long-acting PrEP for HIV prevention
GSK’744 (cabotegravir/ CAB-ULA)	Ultra-long-acting HIV treatment and prevention
VH’184	Third-generation INSTI for HIV treatment
VH’310	Ultra-long-acting HIV treatment

See a more detailed pipeline listing on pages 29 and 271
Cabenuva – underlining the efficacy
of our long-acting treatment
Cabenuva (cabotegravir; rilpivirine) is the world’s first and only complete, long-acting injectable treatment for HIV,
launched in 32 markets around the world. Administered in a
clinic, only six times a year, it provides people living with
HIV with an alternative to daily pills. The result is that
people living with HIV may have a better quality of life by
improving their treatment adherence and reducing stigma or
fear of disclosure.
In 2024, interim data from the LATITUDE phase III trial
showed Cabenuva was more effective than daily oral
therapy at maintaining viral load suppression in people
living with HIV with a history of antiretroviral treatment
adherence challenges. There are many reasons why it is
difficult for people to stick to daily treatment including pill fatigue, the daily reminder of HIV or the fear of having their
HIV status disclosed. CROWN, a follow-up study to
LATITUDE, is a clinical trial evaluating the use of Cabenuva in people living with HIV who are experienced with daily oral treatment, but have not successfully suppressed the virus
and have detectable levels of HIV.
Dovato – showing the effectiveness
of our oral daily treatment option
Dovato is our oral two-drug daily treatment regimen, based
on dolutegravir, and approved in the US, Europe, Japan,
Australia and other countries.
In 2024, the phase IV PASO DOBLE study comparing
Dovato to the three-drug regimen Biktarvy showed Dovato
had non-inferior efficacy, while participants also showed
statistically significantly lower weight gain when taking
Dovato over the course of 48 weeks.
We know that people living with HIV are concerned about
taking more medicines as they age, as well as being
interested in their metabolic health.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Apretude – UK approval and real-world
studies reinforcing more than 99%
effectiveness for Apretude
Prevention is a vital part of ending the HIV epidemic, but
globally only about 15% of people who could benefit from
pre-exposure prophylaxis (PrEP) are taking it to reduce the
risk of sexually transmitted HIV. Apretude (long-acting
cabotegravir) is the world’s first long-acting injectable PrEP.
It is administered by a healthcare physician six times a year.
Since the pioneering US launch of Apretude in 2022, it has
also been approved in the EU, Australia, South Africa and
several other countries. In 2024, Apretude received
marketing authorisation in the UK from the Medicines and
Health products Regulatory Agency (MHRA). Additional
regulatory submissions are underway.
In July 2024, we announced positive data for Apretude use
during pregnancy. Women of childbearing age in sub-
Saharan Africa experience disproportionately high rates of
HIV. These data showed that Apretude was generally well
tolerated among women who became pregnant and that
pregnancy outcomes were similar to those with no
cabotegravir exposure. These data add to the evidence for
Apretude as a prevention option for women.
We also saw high effectiveness, 99%, of Apretude in studies
that spanned gender diverse populations in the US and
participants from Black and Hispanic communities.
Ultra-long-acting pipeline – positive data
supports continued progression to extended
dosing intervals
We are focused on enabling even longer treatment and
prevention intervals of up to four months and longer,
building our leadership in long-acting therapies. This would see people making just three clinic visits a year, doubling
the current dosing interval available today for Cabenuva
and Apretude.
Data from the phase I trial of GSK’744, our investigational
ultra-long-acting formulation of cabotegravir (CAB-ULA),
showed a dosing interval of at least four months was
possible. This supports a move to the next stage of clinical development.
The trial demonstrated that intramuscular (IM) dosing of
CAB-ULA slows drug absorption compared to the current
CAB-LA formulation, producing a more desirable
pharmacokinetic profile that supports less frequent dosing.
Also, the safety and tolerability of the new formulation was comparable to our current profile for IM dosing with the
approved CAB-LA formulation.
Additionally, we selected rilpivirine as the partner for CAB-
ULA for our every four-month treatment option. This
regimen selection is based on progress in formulation
studies for rilpivirine and builds on existing positive patient and physician experience with these medicines in our
current portfolio.
A registrational study is also in progress to evaluate using
CAB-ULA to prevent HIV in adults.
Extending dosing and delivery options
Our goal is to offer treatment and prevention options that
allow for every-six-monthly dosing as well as self-
administered medicines by the end of the decade. As part of
our development work, we are exploring the next generation
of integrase inhibitors and partner agents to reach six
months and beyond.
In 2024, we announced data for VH’184, our third-
generation investigational INSTI. Early phase I data showed
positive findings to support the development of VH’184, as
a potential for ultra-long-acting dosing and coverage of
INSTI-resistant viruses. As well as a unique resistance
profile, further analysis also showed a good safety and
tolerability profile for VH184. Building on our legacy of
developing new integrase inhibitors, these positive findings reinforce that integrase inhibitors will remain the gold
standard in HIV, trusted for their efficacy, long-term
tolerability and high barrier to resistance. As such, VH184 is an excellent candidate for further development for ultra-
long-acting and self-administered therapy.
Another compound, VH’310, is an inactive compound
(known as a prodrug) that converts to active cabotegravir
when administered into the body. Preclinical studies
showed that VH310 delivered long-duration cabotegravir for
more than 50 weeks. A first-time-in-human study that will
look at the pharmacokinetic and safety profile is planned for
2025.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

Infectious diseases
Infectious diseases cause around one in six deaths
worldwide. They also put significant strain on healthcare
systems and societies.
We intend to have a positive impact on the lives of more
than 2.5 billion people by the end of the decade and a
significant proportion of this will be through our work in
infectious diseases. Our portfolio here is the broadest in
our industry.
Our priorities include seasonal infections, like respiratory syncytial virus (RSV) and influenza; chronic infections, like hepatitis B, shingles and HIV; common childhood diseases,
including measles; and rarer but critical conditions like
meningitis. We also focus on bacterial infections, where
antimicrobial resistance is creating an urgent need for new
treatments.
In this section:

Asset	Potential indication/label expansion[1]
Arexvy	Vaccine for respiratory syncytial virus
Shingrix	Vaccine for shingles
MenABCWY vaccine candidate	Vaccine candidate for meningitis
Bepirovirsen	Antisense oligonucleotide for chronic hepatitis B
Pneumococcal vaccine candidates	Vaccine for pneumococcal diseases in adults and infants
mRNA vaccine candidates	mRNA vaccines for seasonal influenza, H5N1 pre-pandemic influenza, and SARS-CoV-2
Gepotidacin	Antibiotic for uncomplicated urinary tract infections and uncomplicated urogenital gonorrhoea
Tebipenem	Antibiotic for complicated urinary tract infections

See a more detailed pipeline listing on pages 29 and 271
(1)Assets with existing approval or in development for label expansion are italicised
Arexvy – expanding protection against RSV
with our market-leading vaccine
–RSV affects around 64 million people of all ages
every year, causing approximately 470,000
hospitalisations and 33,000 deaths annually in people
60 and over in industrialised countries.
–Over 33 million people in the US and Europe aged
50-59 have a medical condition that increases their
risk of severe RSV outcomes.
–People with certain underlying medical conditions,
like COPD, asthma, heart failure and diabetes, are
at increased risk from RSV, which can worsen these
conditions and lead to pneumonia or death.
In 2024, Arexvy, our RSV vaccine, gained expanded
approvals in the US, Europe and Japan for the prevention
of lower respiratory tract infection disease (LRTD) in adults aged 50 to 59 at increased risk. Arexvy was originally
approved for adults 60 and over in a number of markets in
2023. It is now available for that group in over 50 countries.
Further adding to the body of evidence supporting Arexvy,
we shared new data from the AReSVi-006 phase III trial.
This showed that one dose of the vaccine is efficacious
against RSV-LRTD and severe LRTD in adults aged 60 and
older over three full RSV seasons. These results included
efficacy against different RSV subtypes, in adults with
advanced age (70-79 years of age) and those with certain
underlying medical conditions. Safety and reactogenicity
data were consistent with initial observations from the
phase III programme.
Positive data were also reported showing the vaccine’s
efficacy and safety in adults aged 18 and above at
increased risk from RSV, including immunocompromised
patients. We continue to provide data on longer-term follow-
up to help recommending bodies determine future RSV
revaccination schedules.
To ease access to important adult vaccines, we generate
data to show our vaccines can be co-administered.
Following data on co-administration with seasonal flu
vaccines in 2023, in 2024 we presented data confirming
that Arexvy can also be administered together with our
shingles vaccine, Shingrix. Further co-administration trials, including with pneumococcal vaccines, are ongoing.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Shingrix – showing our vaccine’s long-lasting
duration of protection against shingles
–Up to one in three people develop shingles in their
lifetime, sometimes with serious consequences,
including loss of vision and nerve pain, which affects
up to 30% of people.
–By the age of 50, most adults already have the virus
that causes shingles inside their body, even though
not everyone will develop it.
–As people age, and their immune response to
infection wanes, the risk of developing shingles
increases.
Shingrix, our shingles vaccine, is available in 52 countries for people over 50. In most of these countries it is also
available for people over 18 who are at increased risk of
shingles. The vaccine combines one of our adjuvants with
an antigen chosen to enhance a protective immune
response. This formulation may help to address the natural
age-related decline in immune response that can make it
more difficult to protect older people from disease.
In 2024, the China National Medical Products
Administration (NMPA) accepted our regulatory application
for Shingrix to prevent shingles in people of 18 years and
over at increased risk. The vaccine is already approved in
China for people of 50 and over.
In 2024, we published data showing that Shingrix gives a
high level of protection for more than a decade in people
aged 50 and over. The ZOSTER-049 long-term follow-up
phase III trial showed 82% efficacy within the 11th year
following vaccination. The study, covering 7,000 people in
18 countries, also showed over 73% cumulative efficacy
from year 6 to 11 for Shingrix in people over 70.
A separate retrospective observational study sponsored by
GSK, ZOSTER-122, evaluated a potential association
between Shingrix vaccination and reduced dementia risk,
compared to the risk in those who received one or more of
two other elective adult vaccines recommended for similar
age groups. These earlier initial results were encouraging
and were consistent with the growing body of evidence. The
ZOSTER-122 results were presented at the Alzheimer's
Association's 2024 International Conference. We continue
to investigate this area.
Reducing the burden of meningitis with
our meningococcal vaccines
–There are approximately 1.2 million cases of invasive
meningococcal disease (IMD) worldwide each year.
–Up to one in 10 people diagnosed with IMD will die,
despite treatment.
Our meningitis ACWY vaccine Menveo and meningitis B
vaccine Bexsero protect against most forms of IMD. Our 5-
in-1 MenABCWY vaccine candidate combines them, aiming
to protect against the five most common types of
meningococcus with one vaccine. In 2024, the US FDA
accepted the file for this vaccine candidate for regulatory
review1.
The vaccine could simplify immunisation by reducing the
number of injections required. In turn, this could increase
immunisation rates. Although meningitis B is the most
common group of IMD-causing bacteria in US adolescents
and young adults, just under 12% of them have had the two
doses of vaccine needed to provide protection.
Our phase III trial to assess the safety and effectiveness of the MenABCWY vaccine candidate found the breadth of
immune response to be consistent with Bexsero and
Menveo.
Fast-track designations for our
investigational medicine for chronic hepatitis
B (CHB)
–257 million people worldwide are living with CHB,
though only around 10% are diagnosed.
–Nearly one million people die each year from hepatitis
B and related complications, such as liver cancer.
The WHO has highlighted hepatitis B as a global public
health threat, setting targets for its elimination by 2030
through improved diagnosis and treatment, and
preventative vaccination programmes.
Bepirovirsen, our triple-action antisense oligonucleotide, is a potential new treatment option for people with CHB when
combined with oral antiviral therapies, called nucleoside/
nucleotide analogues (NAs).
Data from the B-Clear and B-Sure phase IIb trials show
bepirovirsen is the only single agent in phase III
development to provide evidence of clinically meaningful
functional cure response when combined with oral NAs.
Current treatments (pegylated interferon) provide less than
8% functional cure rate, with less than 1% for oral
treatments.
(1) This vaccine was approved in the US in February 2025, as Penmenvy

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
In 2024, bepirovirsen was granted Fast Track designation
for the treatment of CHB by the US FDA, as well as SENKU
designation by the Japanese Ministry of Health, Labour and
Welfare, reflecting its potential to address an unmet medical need for a serious and life-threatening condition.
The B-Well phase III clinical trial programme is now
underway with both pivotal trials achieving full recruitment ahead of schedule.
Other infectious diseases
Influenza and respiratory combinations
–Influenza is an enduring public health challenge.
There are around one billion seasonal influenza
cases each year worldwide, with up to five million
leading to severe illness and up to 650,000 proving
fatal.
–Globally, over 772 million cases of COVID-19 have
been confirmed and nearly seven million deaths
have been reported.
We’re developing mRNA-based vaccines for influenza and
COVID-19, including combinations. In 2024, we achieved
several important milestones across our mRNA
development programme.
We reported positive data from a phase II study for a
COVID-19 vaccine candidate. This showed single booster
doses for both monovalent and bivalent modified vaccine
candidates produced meaningful immune responses with
acceptable reactogenicity profiles across all tested dose
levels.
For seasonal influenza, we announced positive results from
our phase II trial. This studied a range of mRNA
formulations in older and younger adults to evaluate
vaccine candidates that could improve on standard immune
responses against influenza A and B strains. Data
confirmed that the mRNA vaccine candidates elicited strong
overall antibody titres with an acceptable safety profile.
These results supported progression of our seasonal
influenza vaccine programme into late-stage development.
Positive data from both programmes enabled the start of a
combined phase I/II study for a seasonal influenza and
COVID-19 combination vaccine candidate in 2024.
As part of our commitment to helping governments around
the world with pandemic preparedness, we started a phase
I/II study of an investigational influenza A (H5N1) pre-
pandemic vaccine candidate. The investigational vaccine
has received Fast Track designation from the US FDA.
In 2024, we restructured our collaboration with CureVac into a new licensing agreement. Under the new terms, we
assumed full control of developing and manufacturing
candidate vaccines for influenza and COVID-19, including
combinations, together with worldwide rights to
commercialise them.
Pneumococcal disease
–Worldwide, around one million children lose their lives
to pneumococcal disease each year.
–In the US, pneumococcal pneumonia causes around
150,000 hospitalisations annually.
–Pneumococcal resistance to antimicrobials is a
serious and growing global problem.
We are using the innovative MAPS vaccine platform
technology to progress development of new vaccine
candidates with best-in-class potential for pneumococcal
diseases. MAPS technology potentially enables higher
antibody responses against more disease-causing
serotypes for broader and stronger protection.
We have programmes to develop multivalent vaccines for
both infants and adults that provide the broadest possible
coverage and high immunogenicity. We are prioritising 30
plus-valent pneumococcal vaccine candidates for adults
and infants currently in pre-clinical development with first subject, first visit expected in 2025. Our 24-valent vaccine candidate for infants is currently in phase II development.
Herpes simplex virus
Following a combined phase I/II proof-of-concept study to
assess our early-stage therapeutic herpes simplex virus
(HSV) vaccine candidate, we decided not to progress it to
phase III. We will continue to generate follow-up data that
could offer valuable insights into recurrent genital herpes.
Given the unmet medical need, we’ll review all our relevant
data and studies to progress further research.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Antibiotics and antimicrobial resistance
Gepotidacin – progress towards a new treatment for
uncomplicated urinary tract infections (uUTIs) and
gonorrhoea
–Over half of all women are affected by uUTIs in their
lifetime, with around 30% suffering from recurrent
disease which can cause significant discomfort,
impact daily activities, and lead to other
complications.
–There are around 82 million new cases of gonorrhoea
globally each year and neisseria gonorrhoeae, the
bacteria causing gonorrhoea, is recognised by the
World Health Organization as a priority pathogen.
Gepotidacin is our investigational, first-in-class oral
antibiotic, with a novel mechanism of action for the
treatment of female adults and adolescents with uUTIs.
New treatments are needed, as the number of uUTIs
caused by drug-resistant bacteria is increasing. This can
result in higher treatment failure rates.
Following positive results from our phase III EAGLE-2 and
EAGLE-3 trials, gepotidacin was accepted for priority review by the US FDA in 2024. In these studies, gepotidacin
demonstrated non-inferiority to the current standard of care for uUTIs. If approved, gepotidacin will offer a much-needed additional oral treatment option for patients at risk of
treatment failure associated with resistance or recurrence of
uUTI.
Gepotidacin is also in development for uncomplicated
urogenital gonorrhoea in adolescents and adults. In 2024,
we announced positive data from our phase III EAGLE-1
trial. Gepotidacin performed as well as intramuscular
ceftriaxone plus oral azithromycin, a leading combination
treatment for gonorrhoea. The results show gepotidacin has
the potential to be a novel treatment option amid rising
resistance to other treatments, and for patients who have
allergies and intolerances to other treatments.
We had also been investigating a potential vaccine for
gonorrhoea. Following results from the phase I/II study, we
decided not to progress to phase III.
Tebipenem – treating complicated urinary tract
infections
Through our partnership with Spero Therapeutics, Inc., we
have an exclusive licence agreement for tebipenem HBr, a
late-stage oral carbapenem antibiotic with the potential to
treat complicated urinary tract infections (cUTIs). If
approved, tebipenem HBr will address an unmet medical
need for a novel oral antibiotic as an alternative to
intravenous hospital therapy for drug-resistant cUTIs.
PIVOT-PO, the pivotal phase III trial for tebipenem, is
ongoing.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued

Technology
Technology is helping us to understand the human immune
system and the underlying biology of disease like never
before. This gives us the opportunity to transform every part of R&D, from how we choose research targets and identify
patients, to how we design medicines and vaccines, and
make clinical trials as effective as possible.
Increasingly, technology is enabling a more dynamic
approach to R&D. For example, we’re using machine
learning algorithms to identify potential drug targets and
advanced data analytics to predict patient responses. We’re
also implementing digital twins, which will help us realise
our ambition of accelerating our clinical trials and getting medicines and vaccines to patients faster. In 2024, we
continued to advance our pipeline by harnessing both data
and platform technologies.
Data technology – deep understanding of
disease
Data tech, including data itself, digital capabilities, artificial intelligence (AI) and machine learning (ML), gives us an
unprecedented depth of understanding of patients, human
biology, and disease mechanisms. Our world-leading data
sources allow us to push the boundaries of what’s possible
and enable our teams to work faster and with greater
precision. For example, applying AI and ML to our work in
human genetics and functional genomics has significantly
enhanced our understanding of disease processes. This
means we can more accurately target the molecular
pathways responsible for diseases such as cancer or
chronic disorders, helping to prevent disease progression
and alter its course more effectively.
Platform technology – finding the right match
Platform technologies enable us to design and develop new
medicines and vaccines for diseases that are hard to treat
with traditional small molecules or biologics. Across our four therapy areas, these new platforms enable us to evaluate
the best possible clinical effect for patients and could lead to solutions for diseases previously thought untreatable.
Our novel platform technologies include:
Advanced monoclonal antibodies
These modulate a patient’s immune system and are
produced by a single clone of cells or cell lines, consisting of identical molecules. We have the platforms to create
best-in-class monoclonal antibodies (eg IL5) with favourable tolerability profiles, as well as bi-specific and tri-specific antibodies, These advancements aim to provide more
effective and durable treatment options, addressing both
the treatment and prevention of disease, and helping
improve long-term health outcomes for patients.
Antibody-drug conjugates
Antibody-drug conjugates (ADCs) consist of monoclonal
antibodies linked to potent cytotoxic drugs. They are
designed to target malignant cells more precisely, sparing
healthy tissue and addressing a key challenge in treating
cancer. Our portfolio includes Blenrep as a potential
treatment for relapsed/refractory multiple myeloma, and two
investigational ADCs targeting B7-H3 and B7-H4, proteins
that are highly expressed across a range of different cancer types. We also have an exclusive option agreement to
license ADC, DB-1324 from Duality Biologic for
gastrointestinal tumours.
Small molecule design
This is the process of creating tiny chemical compounds
that can precisely target and interact with specific proteins or enzymes in the body to treat diseases. We’re building a
digital chemistry platform to transform the discovery of small molecule medicines by using AI/ML and automation. This
will help create chemical compounds at an industry-
leading scale, quickly and efficiently, through a unique
generative design platform that we have developed. This
platform should enable us to deliver small molecules,
covalent medicines, and innovative treatments like
antibody-drug conjugates (ADCs) to patients with increased
success and speed.
Oligonucleotides
These address hard-to-treat diseases with high unmet need
by modulating gene expression and transcription. About half
of therapeutic targets are difficult to solve with traditional small molecules or biologics. Oligonucleotides could
address RNA-based diseases which were previously
thought to be untreatable with traditional drugs.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Our oligonucleotides include bepirovirsen for chronic
hepatitis B (see page 23), and GSK’990 (see page 15)
which we’re developing as a potential treatment for steatotic liver disease. Our acquisition of Elsie Biotechnologies in
2024 brings together Elsie’s expertise and our internal
capabilities in AI/ML to accelerate a next-generation
oligonucleotide platform. This will further enable us to create predictive models for designing oligonucleotides aimed at
difficult-to-treat diseases that affect large numbers of
patients.
MAPS technology
This technology targets complex infections through
multivalent vaccines which generate multiple different
immune responses to both disease-specific
polysaccharides and protein antigens. We’re using MAPS
technology to develop a portfolio of vaccines against
pneumococcal disease. MAPS technology has the potential
to expand the coverage of vaccines against current and
future pathogens.
mRNA technology
This technology helps the human immune system to
prevent or fight disease with vaccines that enable the
body’s own cells to produce specific proteins and antigens.
This technology has the potential for rapid deployment with
new vaccine targets. We have influenza and COVID-19
mRNA vaccine programmes.
Advanced adjuvants
These enhance the body’s immune response to increase
the efficacy of vaccines and open up new vaccine targets.
We design combinations of adjuvant/antigens specific to the
need of the patient groups we want to help protect.
Adjuvants are a key part of our Arexvy and Shingrix
vaccines and may help overcome the natural age-related
decline in immunity that contributes to the challenge of
protecting older adults.
Accelerating innovation in our pipeline
Data and platform technologies help us in four main ways:
Choosing the right targets
Data tech helps us to choose and prioritise genetic targets
most likely to have a positive impact on patients’ health and change the course of disease. This accelerates
development and increases probability of success, so we
can bring new medicines to patients who need them, faster.
For depemokimab, predictive modelling, alongside our work
to understand disease processes, has enabled us to
progress straight to phase III from phase I for four
respiratory indications.
For our oligonucleotide GSK’990, computational analysis of
genetic data, including gene expression profiles and genetic variations associated with metabolic dysfunction-associated
steatohepatitis (MASH) across several genetic datasets,
enabled us to identify and validate targets for MASH, giving us confidence to in-license the asset. The analysis also
found a link to alcohol-related liver disease (ALD), opening up another potential indication and increasing the asset’s
potential value.
Identifying the right patients
Our technologies help us understand which patients may
respond best to our treatments at specific points in their
disease.
In the case of our oligonucleotide bepirovirsen, AI and ML
are helping us to achieve functional cure in more patients
with chronic hepatitis B. Modelling retrospective data from
our phase II trial showed us how different patients might
respond to treatment.
We’re using the dMMR/MSI-H biomarker, present in some
endometrial and colorectal cancer tumours, to inform
clinical development of our treatment Jemperli. And we’re
using advanced technologies like organoids (3D tumour
models grown in the lab), deep-tissue profiling and digital
pathology to match it to the right patients.
These predictive approaches improve our development
success rates, so we’re more likely to observe a substantial clinical effect. They also help us see which patients are
most likely to respond. This enables doctors to make more
informed and tailored decisions about which treatments are
right for an individual patient’s cancer. This is particularly important for tumours with dMMR/MSI-H, which don’t
respond as well to chemotherapy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Designing and manufacturing the right treatment
Technology gives us more options to reach our genetically
validated targets by choosing the treatment method
(modality) most likely to succeed and make a meaningful
difference. It also allows us to sustain and control quality and consistency throughout development and
manufacturing.
In oncology, we’re evaluating targeted ADCs in certain
types of small-cell lung cancer, ovarian cancer and
endometrial cancer. ADCs combine an antibody that targets
a specific characteristic of a tumour cell with a payload
carrying an anti-cancer agent, such as chemotherapy. The
targeted antibody acts like a ‘lock-and-key,’ so that the
payload can deliver the cancer-killing medicine inside the
tumour.
In HIV, we’re using platform technologies to develop ultra-
long-acting treatment and prevention medicines, based on
cabotegravir. We’re improving drug delivery with an enzyme
to safely open up more space under the skin to inject more
drug subcutaneously. We can also extend the drug’s dosing
interval by slowing down its absorption and deliver a longer-
lasting option using other biopharmaceutical approaches to
modify formulation.
Making clinical trials more effective
Technology is also a tool for accelerating our clinical studies and improving their outcomes, from the early stages of
design to recruiting patients, collecting samples and making regulatory submissions.
To reach more patients faster, we’re saving time and cost by automating clinical and regulatory submission documents
with AI, for instance in certain phase III trials of Jemperli and depemokimab. In 2024, we continued our year-on-year
reduction in submission times with median submission time
being 24% less than in 2023. This has enabled us to file key assets, such as depemokimab, faster. We’re also
implementing digital twins across 10 studies in 2025,
alongside other cutting-edge technology, to help realise our ambition of reducing the number of patients needed by an
average of 15%, in clinical trials where these methods are
applicable.
Technology also helps with clarifying complex decisions.
For example, when planning the phase III study for Arexvy,
our RSV vaccine, we used predictive modelling algorithms
to identify where in the world the first RSV cases would
occur, clarifying decisions such as when to start, where to
recruit and how many people to enrol. This ultimately made
development faster and more precise for what is now the
market leading RSV vaccine for older adults.
Getting ahead together with our network
of collaborations across tech
We work with current and potential collaborators on the
most impactful data sources, platform technologies, and
translational tools to foster transformational innovation and accelerate our pipeline.
Collaborations with UK Biobank, Alliance for Genomic
Discovery (new in 2024) and FinnGen give us access to
large genetic datasets to deepen our understanding of
disease. We integrate them with other datasets, including
our own, and use AI and ML to generate insights that
enable us to significantly improve and accelerate drug
discovery and development.
We work with Tempus, a precision medicine biotech, and
King’s College London as part of our work to match the right patient to the right treatment and the right point of disease.
For instance, we’re replicating clinical conditions using
tumour models from patient-derived organoids alongside
digital pathology and AI to increase our speed and
probability of success in development at our Digital
Biological Twin Lab in Stevenage.
In 2024, we announced new collaborations that
complement our existing rich data sources and help us get
a deeper understanding of disease mechanisms and human
biology. They include:
–Ochre Bio, to explore drivers of liver disease by using
pathology-derived human in vitro models.
–Relation, to identify and validate new therapeutic targets
for fibrotic disease.
–University of Cambridge and Cambridge Hospitals to
establish the Cambridge-GSK Translational Immunology
Collaboration (CG-TIC) focused on kidney and respiratory
diseases.
–Center for Regenerative Medicine of Boston University
and Boston Medical Center to focus on pulmonary
fibrosis.
–Oxford University to advance novel cancer research,
focused on the potential of cancer prevention through
vaccination.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Research and development continued
Pipeline overview
We have 71 assets in development, of which 19 are late-stage.

Phase III/Registration
camlipixant (P2X3 receptor antagonist) Refractory chronic cough depemokimab (Long-acting anti-IL5 antibody)[1] Asthma[2,3]
latozinemab (Anti-sortilin antibody)[1] Frontotemporal dementia[4]
linerixibat (IBAT inhibitor) Cholestatic pruritus in primary biliary cholangitis
Low carbon version of MDI[5], Ventolin (Beta 2 adrenergic receptor agonist) Asthma
Nucala (Anti-IL5 antibody) COPD[3]
belrestotug (Anti-TIGIT antibody)[1] Non-small cell lung cancer[2]
Blenrep (Anti-BCMA ADC)[1] Multiple myeloma
cobolimab (Anti-TIM-3 antibody)[1] Non-small cell lung cancer
Jemperli (Anti-PD-1 antibody)[1] dMMR/MSI-H colon cancer[2]
Zejula (PARP inhibitor)[1] Ovarian cancer[2]
Arexvy (Recombinant protein, adjuvanted)[1] RSV adults (18-49 YoA AIR)[2]
bepirovirsen (Antisense oligonucleotide)[1] Chronic HBV infection[2]
Bexsero (Recombinant protein, OMV) Meningitis B (infants US)
gepotidacin (BTI inhibitor)[1] Uncomplicated UTI[2,3]
ibrexafungerp (Antifungal glucan synthase inhibitor)[1] Invasive candidiasis
MenABCWY vaccine (Recombinant protein, OMV, conjugated vaccine) MenABCWY, 1st Gen[3,10]
tebipenem pivoxil (Antibacterial carbapenem)[1] Complicated UTI
GSK4178116 (Live, attenuated) Varicella new strain
Phase II
Benlysta (Anti-BLys antibody) Systemic sclerosis associated ILD[2,6]
GSK1070806 (Anti-IL18 antibody) Atopic dermatitis
GSK3915393 (TG2 inhibitor)[1] Pulmonary fibrosis
GSK4527226 (Anti-sortilin antibody)[1] Alzheimer’s disease
GSK4532990 (HSD17B13 RNA interference)[1] NASH/MASH[2]
GSK5784283 (TSLP monoclonal antibody)[1] Asthma[7]
GSK4381562 (Anti-PVRIG antibody)[1] Cancer
nelistotug (Anti-CD96 antibody)[1] Cancer
cabotegravir (Integrase inhibitor) HIV
VH3810109 (Broadly neutralizing antibody)[1] HIV
VH3739937 (Maturation inhibitor) HIV
VH4011499 (Capsid protein inhibitor) HIV
VH4524184 (Integrase inhibitor)[1] HIV
alpibectir (Ethionamide booster)[1] Tuberculosis
ganfeborole (Leucyl t-RNA synthetase inhibitor)[1] Tuberculosis
GSK3437949 (Recombinant protein, adjuvanted)[1] Malaria fractional dose
GSK3536852 (GMMA)[1] Shigella
GSK3993129 (Recombinant subunit, adjuvanted) Cytomegalovirus[8]
GSK4023393 (Recombinant protein, OMV, conjugated vaccine) MenABCWY, 2nd Gen[8]
GSK4077164 (Bivalent GMMA)[1] Invasive non-typhoidal salmonella[2]
GSK4382276 (mRNA)[1] Seasonal flu
GSK4396687 (mRNA)[1] COVID-19
GSK4406371 (Live, attenuated) MMRV new strain
GSK5101955 (MAPS Pneumococcal 24-valent paed)[1] Paediatric pneumococcal disease

GSK5536522 (mRNA)[1] Flu H5N1 pre-pandemic[8]
GSK5637608 (Hepatitis B virus-targeted siRNA)[1] Chronic HBV infection sanfetrinem cilexetil (Serine beta lactamase inhibitor)[1] Tuberculosis
Phase I
GSK3862995 (Anti-IL33 antibody) COPD
GSK3888130 (Anti-IL7 antibody)[1] Autoimmune disease
GSK4172239 (DNMT1 inhibitor)[1] Sickle cell disease
GSK4347859 (Interferon pathway modulator) Systemic lupus erythematosus
GSK4527363 (B-cell modulator) Systemic lupus erythematosus
GSK4528287 (Anti-IL23-IL18 bispecific antibody) Inflammatory bowel disease
GSK4771261 (Monoclonal antibody against novel kidney target) Autosomal dominant PKD
GSK5462688 (RNA-editing oligonucleotide)[1] Alpha-1 antitrypsin deficiency
GSK5926371 (Anti-CD19-CD20-CD3 trispecific antibody)[1] Autoimmune disease belantamab (Anti-BCMA antibody) Multiple myeloma[2]
GSK4418959 (Werner helicase inhibitor)[1] dMMR/MSI-H solid tumours[8]
GSK4524101 (DNA polymerase theta inhibitor)[1] Cancer[8]
GSK5733584 (ADC targeting B7-H4)[1] Gynaecologic malignancies
GSK5764227 (ADC targeting B7-H3)[1] Solid tumours
XMT-2056[9] (STING agonist ADC)[1] Cancer
VH4527079 (HIV entry inhibitor) HIV
GSK3536867 (Bivalent conjugate)[1] Salmonella (typhoid + paratyphoid)
GSK3772701 (P. falciparum whole cell inhibitor)[1] Malaria
GSK3882347 (FimH antagonist)[1] Uncomplicated UTI
GSK3923868 (PI4K beta inhibitor) Rhinovirus disease
GSK3965193 (PAPD5/PAPD7 inhibitor) Chronic HBV infection[8]
GSK4024484 (P. falciparum whole cell inhibitor)[1] Malaria
GSK5251738 (TLR8 agonist)[1] Chronic HBV infection
GSK5102188 (Recombinant subunit, adjuvanted) UTI
GSK5475152 (mRNA)[1] Seasonal flu/COVID-19

Assets are ordered by therapy area within each phase: respiratory, immunology and inflammation; oncology; HIV; and infectious diseases.
Only the most advanced indications are shown for each asset.
(1)In-licence or other alliance relationship with third party
(2)Additional indications or candidates also under investigation
(3)In registration
(4)Phase III trial in patients with progranulin gene mutation
(5)Metered dose inhaler
(6)In phase II/III study
(7)Phase II study start expected in 2025
(8)In phase I/II study
(9)GSK has an exclusive global license option to co-develop and commercialise the candidate
(10) Approved in February 2025 in the US as Penmenvy
ADC: antibody drug conjugate; AIR: at increased risk;
COPD: chronic obstructive pulmonary disease; GMMA: generalised modules for membrane antigens; HBV: hepatitis B virus; ILD: interstitial lung disease; MMRV: measles, mumps, rubella & varicella; NASH/MASH: non-
alcoholic steatohepatitis/metabolic dysfunction-associated steatohepatitis;
OMV: outer membrane vesicle; PKD: polycystic kidney disease;
RSV: respiratory syncytial virus; siRNA: small interfering RNA;
UTI: urinary tract infection; YoA: years of age.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Commercial operations
Technicians working at our Jurong
facility in Singapore – one of our sites
where we bring together R&D and
manufacturing to streamline the
journey from development to delivery.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Commercial operations
We delivered another year of excellent commercial performance in 2024.
Sales grew to over £31 billion – with strong growth and accelerating momentum in Specialty Medicines offsetting lower vaccine sales.

Total sales

£31.4bn	+3%	+7%
	AER	CER

Turnover by product groups
Specialty Medicines
£11.8bn
15% AER, 19% CER

HIV	£7.1bn
Respiratory/ immunology and other	£3.3bn
Oncology	£1.4bn

Read more on page 32
Vaccines
£9.1bn
-7% AER, -4% CER

Shingles	£3.4bn
Established	£3.3bn
Meningitis	£1.4bn
RSV	£0.6bn
Influenza	£0.4bn

Read more on page 35
General Medicines
£10.4bn
2% AER, 6% CER

Respiratory	£7.2bn
Other general medicines	£3.2bn

Read more on page 38

Commercial operations is presented with Specialty Medicines first to reflect that this is our largest business by value.

See Group financial review on page 75 for more detail.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Specialty Medicines
Our specialty medicines prevent
and treat diseases, from HIV and
respiratory diseases, to immune-
inflammation diseases like lupus,
to cancer. Many are first or best-
in-class.

Accelerating momentum and strong performance across all therapy areas
Specialty Medicines contributed more than 80% of Group revenue growth
Double-digit growth in HIV, respiratory/ immunology and oncology
Image: Endometrial cancer
Jemperli, our treatment for endometrial cancer, is a PD-1-
blocking antibody available in 33 countries that we are
continuing to investigate for future monotherapy and
combination regimens in multiple tumour types.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: Specialty Medicines continued

Key marketed products
Product	Disease	Total revenue	AER	CER	Key information
Dovato	HIV treatment	£2.2bn	23%	27%	Dolutegravir-based two-drug regimen. Now launched in 54 markets
Tivicay	HIV treatment	£1.4bn	-3%	1%	Dolutegravir tablet for use in combination with other antiretroviral agents. Marketed in 69 countries
Triumeq	HIV treatment	£1.3bn	-14%	-11%	Dolutegravir-based fixed-dose combination tablets. Marketed in 64 countries
Cabenuva (Vocabria + Rekambys in Europe and Japan)	HIV treatment	£1.0bn	43%	47%	First complete long-acting injectable regimen (cabotegravir, rilpivirine). Launched in 32 markets
Juluca	HIV treatment	£685m	4%	7%	Dolutegravir-based two-drug regimen. Marketed in 30 countries
Apretude	HIV prevention	£279m	87%	93%	First long-acting injectable (cabotegravir) for HIV prevention. Approved in 25 markets
Rukobia	HIV treatment	£161m	38%	41%	Extended-release tablets for people living with multi- drug resistant HIV-1 for use in combination with other antiretrovirals. Launched in 17 markets
Nucala	Respiratory eosinophil- driven diseases	£1.8bn	8%	12%	The first treatment to be indicated in the US and Europe for use across four IL-5 mediated diseases (see page 14 in R&D)
Benlysta	Lupus and lupus nephritis	£1.5bn	10%	14%	Only biologic approved to treat both SLE and LN, in adults and paediatrics, in the US, Europe and elsewhere
Zejula	Ovarian cancer	£593m	13%	17%	PARP inhibitor commercially available in over 40 markets
Jemperli	Endometrial cancer	£467m	>100	>100	PD-1-blocking antibody available in 33 countries that we are continuing to investigate for future monotherapy and combination regimens in multiple tumour types
Ojjaara/Omjjara	Myelofibrosis	£353m	>100	>100	Approved in 13 markets as the only treatment specifically indicated for myelofibrosis patients with anaemia
Specialty medicines, along with vaccines, now dominate our
reshaped portfolio and pipeline. Specialty Medicines sales
were £11.8 billion, up 15% AER, 19% CER, reflecting
continued growth across disease areas, with strong
performances in respiratory/immunology, oncology and HIV.
We drive growth by accelerating our pipeline as well as
prioritising business development, targeting acquisitions
and partnerships to strengthen and complement our core
therapy areas.

Respiratory/immunology
In respiratory/immunology, sales growth for our market-
leading medicines Nucala and Benlysta continued, driven
by patient demand across US, European and International
markets.
Nucala, our IL5 antagonist monoclonal antibody with
indications across four IL5 mediated diseases (eosinophil
disease), continues to drive growth. Strong performance
across all regions reflects the higher patient demand for
treatments addressing eosinophilic-led disease.
Benlysta, our monoclonal antibody treatment for lupus,
continues to grow as the only biologic approved for both
systemic lupus erythematosus and lupus nephritis. We’re
focused on helping to identify and treat patients earlier,
before lupus progresses and organ damage occurs.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: Specialty Medicines continued
Oncology
Oncology sales growth was driven by strong performance
across the portfolio for Jemperli, Ojjaara/Omjjara and
Zejula. With pivotal trial data and regulatory filings in place, we are also preparing for a new launch of Blenrep.
Jemperli, a PD-1-blocking antibody, is the backbone of our
ongoing immuno-oncology-based research and
development programme. Strong sales at the end of 2024
followed FDA approval expanding the indication to include
all adults with primary advanced or recurrent endometrial
cancer. A robust clinical trial programme includes studies of
Jemperli alone and in combination with other therapies in
gynaecologic, colorectal and lung cancers, as well as where
there are opportunities for transformational outcomes.
Omjjara, a JAK-1, JAK-2 and ACVR1 inhibitor, has grown
strongly largely driven by continued uptake in the US since
its launch in 2023. This was followed by successful 2024
launches in the UK, Germany and Japan. The robust
market response reflects the significant unmet need that
Omjjara can help address. It’s a myelofibrosis therapy that
treats enlarged spleen and constitutional symptoms, like
bone pain and night sweats, but is also specifically
indicated for patients with anaemia, which can be
exacerbated by more established treatments.
In ovarian cancer, Zejula delivered continued double-digit
growth driven by increased patient demand and volume
across all regions, as well as geographical expansion. In
2024 more than 16,000 patients every month were treated
worldwide with Zejula as a maintenance therapy for
advanced ovarian cancer.
HIV
HIV sales were driven by strong demand for long-acting
injectable medicines (Cabenuva, Apretude) and Dovato.
Our long-acting medicines continue to see increased
momentum and are critical to our long-term growth. By the
end of 2024 they represented 20% of total HIV sales
compared to 16% for 2023 and contributed over 50% of the
total HIV growth.
Cabenuva, the world’s first and only complete long-acting
regimen for HIV treatment, is available in the US, Europe,
Japan, China and Australia and continues to be supported
by strong label evolution and data.
Apretude, the world’s first long-acting medicine for HIV
prevention, is approved in 25 countries including the US,
UK, EU, Australia and South Africa, and is critical to ending the global epidemic.
Sales of oral two-drug regimen (Dovato, Juluca) now
represent 42% of the total HIV portfolio. and Dovato
continues to be the largest product. It is a dolutegravir-
based oral two-drug regimen, approved in the US, Europe,
Japan, Australia, and other countries worldwide. Sales of
Tivicay and Triumeq fell during the year.
Our strategy for growth is centred on our innovative portfolio of medicines that are transforming HIV treatment and
prevention while delivering on individual needs.

See Group financial review on page 75 for more detail.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Vaccines
Our vaccines portfolio targets
infectious diseases at every stage
of life, helping to protect people from
RSV, meningitis, shingles, hepatitis
and many more.

Sales impacted by short-term headwinds, strong growth outside the US
Established vaccines continued to grow across International and the US
Meningitis vaccines had their strongest year of sales to date with double-digit growth across all regions
Image: Meningococcal serogroups (ABCWY) meningitis bacteria
Our Menveo vaccine helps protect against invasive
meningococcal disease caused by Neisseria meningitis
serogroups A, C, Y and W and is available in over 60 countries.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: Vaccines continued

Key products
Product	Disease	Total revenue	AER	CER	Key information
Shingrix	Herpes zoster (shingles)	£3.4bn	-2%	1%	Market-leading recombinant, adjuvanted vaccine indicated for the prevention of shingles in adults. Launched in 52 markets
Bexsero	Meningitis group B	£1.0bn	19%	23%	Approved in 55 countries for the prevention of invasive meningococcal disease (IMD) caused by Neisseria meningitis serogroup B
Menveo	Meningitis group A, C, W and Y	£387m	2%	5%	Menveo helps protect against IMD caused by Neisseria meningitidis serogroups A, C, Y and W and is available in more than 60 countries
Arexvy	RSV	£590m	-52%	-51%	Market-leading RSV vaccine in the US for older adults, approved in more than 50 countries
Fluarix, FluLaval	Seasonal influenza	£408m	-19%	-16%	Trivalent vaccine available in the US, with other markets transitioning from quadrivalent to trivalent by 2027
Engerix, Twinrix, Havrix	Hepatitis	£692m	13%	17%
Growing hepatitis portfolio leadership through
increased coverage and strengthened
recommendations. Engerix adult is available in 91
countries, Twinrix adult in 51 countries, and Havrix
adult in 86 countries

Boostrix	Diphtheria, tetanus, acellular pertussis booster	£681m	11%	14%	Available in 77 countries and market leader in the US
Rotarix	Rotavirus	£587m	-4%	-1%	Paediatric vaccine available in over 100 countries and on 96 national immunisation programmes
Infanrix, Pediarix	Diphtheria, tetanus, pertussis, polio, hepatitis B, haemophilus influenza type B	£512m	-8%	-5%	Infanrix is available in 170 countries. Pediarix is available in the US
Synflorix	Invasive disease, pneumonia, acute otitis media	£226m	-18%	-15%	Synflorix, available in 91 countries, including WHO pre-qualification
Priorix, Priorix Tetra, Varilrix	Measles, mumps, rubella and chickenpox	£323m	22%	26%	Priorix continues to gain share in the US. Priorix is available in 70 countries, Varilrix in 54 countries, and Priorix Tetra in 5 countries
Cervarix	Human papilloma virus	£72m	-40%	-38%	An important option against HPV. Cervarix two-dose schedule for girls aged 9-14 launched in China in 2023
Our portfolio of more than 20 marketed vaccines is one of
the broadest in the industry. Vaccines sales were £9.1
billion, down 7% AER and 4% CER. This reflected the
challenges we’ve seen from external pressures in the US
and China for Arexvy and Shingrix. We expect these to
continue in 2025, but remain confident that Arexvy, Shingrix and our vaccines pipeline will contribute meaningfully in the medium and long term.
Our focus is on strong execution in key markets with our
existing portfolio, and on delivering the value of our pipeline with new launches so we can bring our vaccines to as many
people as possible. Preventing seasonal viral and high-risk
bacterial diseases remains a key focus for us. This is
becoming even more important as populations age. From
the age of around 50, our immune system starts to decline,
leading to increased risk from infectious diseases. Our adult vaccination portfolio is critical to helping older adults remain active, healthy participants in society.
Our discovery, development and supply of vaccines at scale
are built on a long-term commitment to building trust
through transparency; and ensuring the quality and safety
of our products.
Vaccines are complex and highly technical to develop and
manufacture. Our established platform technologies,
adjuvanted vaccines and the new platforms we're building,
including mRNA technologies and MAPS technology, are
core to our continued growth in vaccines. They enable us to
tackle the most challenging diseases at every stage of life
including influenza and pneumococcal disease.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: Vaccines continued
Drivers of growth across the portfolio
Arexvy
Sales of Arexvy declined in 2024. US sales decreased due
to lower demand partly related to a more limited
recommendation from the Advisory Committee on
Immunization Practices (ACIP) for individuals aged 60 to
74.
Despite lower sales in the US, Arexvy maintained a market-
leading position. More than ten million of the 83 million US adults aged 60 and older at risk have been vaccinated with
Arexvy. Data on safety, immunogenicity and duration of
protection reinforce the strong and durable defence this
uniquely adjuvanted vaccine offers against RSV. Through
expanded indications in the US, EU, and other countries
and geographic expansion, Arexvy continues to support our
market leadership ambition with multi-billion-pound sales
potential and we believe we’re well positioned for growth
over the medium and longer term. This is a result of
Arexvy’s differentiated profile, our partnering retailers,
established expertise in the older adult population and
ability to co-administer Arexvy with other important adult
vaccines such as Shingrix and seasonal flu.
Arexvy is approved in over 50 markets globally, 17
countries have national RSV vaccination recommendations
for older adults and six, including the US, have
reimbursement programmes. With further approvals
expected in 2025-26, as well as appropriate
recommendations from public health authorities, Arexvy has
the potential to relieve pressure on healthcare systems and
help prevent the severe consequences of RSV globally.
Shingrix
Shingrix grew significantly in International in the year, driven by a national immunisation programme in Australia and
supply to our co-promotion partner in China, but declined in the final quarter reflecting lower sales in China.
Nearly 87 million people are already protected with at least one dose of Shingrix and our ambition is to vaccinate more
than 100 million people by 2026. In the US, 40% of the 120
million adults recommended to receive Shingrix have been
vaccinated. Shingrix is now available in 52 countries.
A number of factors drove growth outside the US, including
the launch of the national immunisation programme in
Australia and expanded European public funding. We
supply China through our exclusive agreement with
Chongqing Zhifei Biological Products, Ltd. to distribute and promote Shingrix through its network of over 30,000
vaccination points. In 2024, we revised and extended our
strategic collaboration with Zhifei, to bring innovative
vaccines to more than 500 million people in China. We
continue to see large opportunities for growth across the top
10 markets outside the US where the average immunisation
rate is around 7%.
Bexsero and Menveo
Meningitis vaccines achieved double-digit growth with
Bexsero (meningitis B) achieving sales of over £1 billion for the first time. Bexsero continues to grow strongly due to
factors including a recommendation in Germany and
increased demand from Australian immunisation
programmes. Menveo (meningitis ACWY) grew due to
favourable delivery timing in International markets and US
CDC purchasing patterns. We’re now planning for our
pentavalent MenABCWY vaccine candidate that combines
these established vaccines. To improve our
competitiveness, we’ll look to drive future growth with
multiple lifecycle innovations in the coming years, including launching Menveo in a convenient liquid formulation in
additional countries.
Established vaccines
Our established vaccines portfolio remains key. This
portfolio includes vaccines that protect against hepatitis,
rotavirus and measles – it represents a third of our total
vaccines business. Established vaccines continued to grow
as we sought to maximise uptake among those who need
them. This is achieved through prioritising specific
segments for growth, such as strengthened
recommendations for hepatitis in adults, and increasing
awareness of the importance of vaccination.

See Group financial review on page 75 for more detail

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

General Medicines
Our broad portfolio of general
medicines, from inhalers for asthma
and COPD to antibiotics, improve
life for millions of people around the
world. Many are market leaders.

General medicines contributed one third of Group turnover
Strong performance driven by both respiratory and other general medicines
Trelegy remains number one brand in COPD and asthma globally
Image: Streptococcus pneumonia bacteria
Since launching more than 40 years ago, Augmentin is a
global leader in oral antibiotics by sales value, helping to treat common infections including pneumonia.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: General Medicines continued

Key marketed products
Product	Disease	Total revenue	AER	CER	Key information
Trelegy Ellipta	Asthma, COPD	£2.7bn	23%	27%
Top-selling brand in asthma and COPD globally and
most prescribed single inhaler triple therapy (SITT)
worldwide. Available in 60 countries for COPD, with
dual indications for asthma and COPD in 22
countries

Relvar/Breo Ellipta	Asthma, COPD	£1.1bn	-3%	1%	One of the leading ICS/LABA[1] treatments worldwide by sales value, available in 69 countries
Seretide/Advair	Asthma, COPD	£1.1bn	-7%	-3%	One of the leading ICS/LABA[1] treatments worldwide by sales value, available in over 100 countries
Ventolin	Asthma, COPD	£702m	-6%	-3%	Global market-leading SABA[2] reliever by sales value, available in over 100 countries
Anoro Ellipta	COPD	£572m	3%	6%	Global market leader in the LAMA/LABA[3] class by value and volume (unit sales), approved in over 70 countries
Augmentin	Common bacterial infections	£635m	1%	7%	Global leader in oral antibiotics by sales value, available in over 100 countries
Avodart & Duodart	Benign prostatic hyperplasia (BPH)	£336m	-3%	3%	Market leaders by sales value and volume in the global dutasteride and dutasteride+tamsulosin FDC[4] market respectively, and approved in over 85 and 80 countries respectively
Avamys	Allergic rhinitis	£252m	-16%	-11%	Global leader in the intranasal corticosteroids prescription class by sales value and volume, available in over 80 countries
Dermovate, Betnovate, Cutivate, Eumovate	Inflammatory skin conditions	£207m	6%	11%	Dermovate is the global leader in the topical corticosteroids market by value and volume sales and available across around 75 markets globally, excluding the US
(1)ICS/LABA: inhaled corticosteroid/long-acting beta agonists
(2)SABA: short-acting beta agonist
(3)LABA/LAMA: long-acting beta agonists/long-acting muscarinic antagonists
(4)FDC: fixed-dose combination
Key information source IQVIA
Every day, our broad portfolio of General Medicines
products, many of them market leaders, make life better for
millions of people all over the world. Over the next decade, our ambition is for these products to have a positive impact on the lives of hundreds of millions of patients.
General Medicines sales were £10.4 billion, up 2% AER,
6% CER. Sales growth was primarily driven by Trelegy. For
other general medicines, growth in antibiotics and
dermatology in International markets was offset by global
declines from continued generic competition across the
portfolio.
The portfolio includes medicines typically prescribed in
primary care. We supply them in more than 100 countries,
and they represent over 92% of our total medicines and
vaccines supply volume. In 2024, General Medicines
contributed one third of our sales, helping to fund growth
and investment in R&D and returns to shareholders.
Respiratory and infectious diseases therapeutics make up
77% of our General Medicines revenue, and we expect our
asthma and COPD medicines Trelegy and Anoro to grow
further, alongside continued growth for select established
products in emerging markets.
To maximise returns, we prioritise investment in brands that are growing strongly, while managing the expected decline
of other products in mature markets as they lose their
patent exclusivity. We use our deep expertise in respiratory and infectious diseases to support the launch of new
medicines. Those currently in development include our low-
carbon Ventolin inhaler (see below) and novel infectious
disease medicines (gepotidacin and tebipenem).

Read more in R&D on page 25

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Performance: General Medicines continued
Drivers of growth
Our main growth drivers in General Medicines in 2024 were
Trelegy, Anoro and Augmentin.
Trelegy
In 2024, Trelegy, our single inhaler triple therapy (SITT) for asthma and COPD, continued to grow globally. It’s licensed
in 60 countries for COPD, with dual indications for asthma
and COPD in 22 countries, including the US and Japan. We
received new approvals in 2024, extending Trelegy’s
availability to asthma patients in Saudi Arabia and
Indonesia.
Trelegy is the number one SITT globally, selling over 37
million packs – more than twice the volume of the nearest
competitor. In 2024, Trelegy reinforced its position as the
top-selling brand in asthma and COPD globally, supported
by its leading position in the two largest markets, the US
and Japan, and by the SITT class’s positive positioning in
COPD scientific evidence and global guidelines.
The 2023 Global Initiative for Chronic Obstructive Lung
Disease (GOLD) guidelines recommended triple therapy
over ICS/LABA for exacerbating patients. This has helped
to continue the strengthening of the SITT market which,
seven years after first launch, is still growing at over 30%
year on year.
Increasing scientific evidence and new biological
therapeutic options in COPD are now reinforcing the
opportunity for more ambitious goals for COPD
management for HCPs and patients. We expect a market
shift towards optimising treatments, favouring growth for the
SITT class, as the combination of ICS, LABA and LAMA is
the backbone for add-on biologic treatments.
We expect Trelegy to be a key driver of growth in General
Medicines in the coming years.
Anoro
Anoro is approved in approximately 70 countries to treat
symptomatic COPD. It remains the global market leader in
the LAMA/LABA class by volume (unit sales), with global
sales (excluding US, and International at AER) continuing to grow. Anoro’s strong clinical data profile includes head-to-
head data in the LAMA/LABA class and versus other
common initial maintenance therapy options, such as
LAMA.
Ventolin
Ventolin remains an important medicine for approximately
35 million patients in more than 100 countries, some 55
years after it launched. Our Ventolin metered dose inhalers
(MDIs) represent a significant proportion of our carbon
emissions. In 2024, we began phase III clinical trials of our
R&D programme to redevelop Ventolin MDIs by
transitioning to a lower-carbon propellant; this could reduce greenhouse gas emissions from our Ventolin inhalers by
approximately 90%.
Augmentin
Since launching more than 40 years ago, Augmentin – a
global leader in oral antibiotics – has reached over 2.73
billion people and demand continues to be strong across all
regions. Augmentin, which is available in over 100
countries, is categorised by the World Health Organization
as an AWaRE Access antibiotic. Access antibiotics are
recommended as first or second choice treatments for
common infections because of factors like their lower
potential for antimicrobial resistance.

See Group financial review on page 75 for more detail

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Manufacturing and supply
Our global supply chain is critical
to manufacturing and supplying
reliable, high-quality medicines
and vaccines to meet patients’
needs and drive our performance.
In 2024 we saw the first full year of our integrated
network of medicines and vaccines manufacturing
sites. This is part of our strategy to build an ever-
more competitive and resilient global supply chain.
By bringing together our teams and expertise in
medicines and vaccines, we’ve increased efficiency
and helped make sure we have the capacity and
capabilities, especially in areas like digital and
technology, to deliver our new products.
This network of 37 medicines and vaccines
manufacturing sites delivered 1.7 billion packs of
medicines and 409 million vaccine doses in 2024
to help make a positive impact on the health of
millions of people.
Our focus on productivity and efficiency contributed
to an improvement in gross profit margin in 2024.
Accelerating innovation
Our global supply chain is not just core to our
operations; it’s vital for innovation too.
Our global supply chain teams are part of how we
prevent and change the course of disease, bringing
our innovations to patients as quickly, efficiently and
effectively as possible. They’re involved early in product
and process development, working with R&D to make
sure that what works in clinical trials can be scaled up
to commercial production.
These teams support the lifecycle management of
recently launched assets to secure supply and enable
growth. In 2024, this included, for example, increasing
capacity to meet demand and future growth for Ojjaara/
Omjjara, our medicine for myelofibrosis in patients with
anaemia, following expanded approval in the EU, the
UK and Japan.
Image: HIV virus
Smart manufacturing, including use of digital twins,
is helping us to scale up manufacturing and launch
plans – including for our HIV pipeline.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Operations: Manufacturing and supply continued
They also support the development of second-generation
products. For example, we’re bringing on additional
capacity to deliver Menveo liquid to more patients around
the world following regulatory approvals in Argentina and
the European Union. Menveo liquid is a new single-vial,
fully liquid presentation of our Menveo meningococcal
vaccine.
We’ve also started to prepare for the production of Shingrix fully liquid, a new presentation of our shingles vaccine that, if approved, would offer a convenient option for
pharmacists, physicians and other healthcare professionals
who administer vaccinations.
Also, the supply chain teams are preparing for the new
assets that we’re expecting to register and launch in the
coming years, for example Blenrep (multiple myeloma),
gepotidacin (uncomplicated urinary tract infections),
camlipixant (refractory chronic cough) and bepirovirsen
(chronic hepatitis B).
To advance the discovery and development of best-in-class
medicines and vaccines, we’re investing and partnering in
a range of platform technologies, including antibody drug
conjugates (ADCs), oligonucleotides, mRNA and MAPS
technology. As manufacturing platform technologies
become more complex, the need for collaboration between
R&D and manufacturing increases. Bringing R&D and
manufacturing together at the same locations helps us
make a seamless transition from process development to
clinical trials production to commercial production. This co-
location is already happening at our sites in Upper Merion in the US, Ware in the UK, Wavre in Belgium and Jurong in
Singapore.
Investing for the future
We continue to invest in reshaping, simplifying and
strengthening our network.
As part of an investment of up to $800 million at our
Marietta site in Pennsylvania, our largest US manufacturing
investment to date, we’re bringing R&D and manufacturing
together in one location. The new R&D and commercial
facilities will double the size and capacity of the site.
The new multi-purpose facility will be capable of
manufacturing sterile liquid medicines and vaccines for
which there is ever-increasing demand. This facility will also house a state-of-the-art R&D pilot plant to manufacture
medicines for clinical trials. Also, we’ll establish a new
vaccines drug substance facility at the site, dedicated to
manufacturing products based on our novel MAPS
technology, subsequent to future regulatory submissions
and approvals.
The new multi-purpose facility at the Marietta site will
incorporate the latest technologies for solar panels, electric heat generation, and water and energy reclamation. Both
facilities will feature smart utility and electrical system
monitoring and controls, digital twins for continuous process optimisation, robotics for material handling, and predictive maintenance and digital scheduling enabled by artificial
intelligence.
These investments in innovative technologies and platforms
demonstrate our commitment to advancing science,
technology and sustainability.
To support the delivery of our innovative portfolio and
pipeline, we’re also investing up to £128 million to expand
sterile manufacturing capacity at our Barnard Castle facility in the UK. This investment will expand manufacturing of our
newest, next-generation specialty medicines at the site,
underpinning our commitment to cutting-edge
pharmaceutical manufacturing in the UK. As part of the
modernisation of our Barnard Castle site, we are also
proposing to transfer production of some older products
from the dermatology portfolio to external manufacturing
partners.
In the UK, we also confirmed that in 2025 we will close our
cephalosporin antibiotics manufacturing operations – our
site at Ulverston and a facility in Barnard Castle. This
follows our 2021 announcement, when we said that, in the
absence of alternatives, we would close these operations
following the completion of our contract manufacturing
agreement with Sandoz.
Harnessing technology
Technology is transforming how we manufacture medicines
and vaccines, enabling us to increase the speed, quality
and scale of product supply.
Technology helps us optimise efficiency and effectiveness
across our operations. We’re reducing cycle time and cost
in the Chemistry, Manufacturing and Controls (CMC)
development process, the manufacturing and quality
processes as well as the end-to-end supply chain and
distribution processes.
We’re using data to help us monitor production in real time, spot ways to increase yields and predict when equipment
needs maintenance.
We’re using smart manufacturing technologies for greater
efficiency, productivity, sustainability and cost savings.
Smart manufacturing is not about replacing people with
technology, it’s about enabling us to work smarter and more
efficiently. We can augment our human creativity, expertise
and problem solving with data and AI, increasing our impact
and delivering better and faster for patients.
For example, we have introduced an AI tool to quickly
determine the best transportation route to deliver our
medicines and vaccines to patients. The tool does this by
analysing vast amounts of data, including stock availability, cost, carbon emissions and batch details such as readiness
to ship at a given time. As a result, we can save costs,
reduce carbon emissions and make sure stock reaches its
destination on time for patients.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Operations: Manufacturing and supply continued
Across our supply chain we’re using 54 digital twin models
on 12 products to digitally simulate the process, anticipate failures and accelerate manufacturing. For Shingrix, using a digital twin helped us optimise the lyophilisation (freeze-
drying) step and unlock capacity to produce an extra 1
million doses to protect more people from shingles. Digital
twins are also helping us deliver right first-time technology transfer to scale up manufacturing and launch plans for our
HIV pipeline, including cabotegravir.
Automation and robotics also help to improve ergonomics,
increase efficiency and deliver more medicines and
vaccines around the world, on time every time. At Upper
Merion in the US, a digitised scheduling system alone has
created 10% extra capacity by removing bottlenecks in
operations, while other technology has improved safety,
reduced deviations and human error, and improved yields.
We’ve also gained external recognition. Our Wavre vaccine
formulation unit in Belgium received the ‘Factory of the
Future’ label from a group of Belgian and European
agencies dedicated to digital and pharmaceutical industries.
This label recognised our continuous investment in
digitisation, talent development, smart processes,
sustainable products and world-class production.
Building sustainability
In 2024 we activated a 56-acre solar farm and two wind
turbines at our antibiotics manufacturing site at Irvine in the
UK. The new infrastructure will generate over half of the
facility’s electricity, effectively tripling its on-site renewable electricity generation.
We also opened a €50 million vaccines logistics hub at
Gembloux in Belgium, which will run on 100% renewable
power and be self-sufficient by 2025, thanks to solar panels covering its roof. The 40,000 square-metre facility, our
largest warehouse worldwide, exports 1 million doses of
vaccines a day and stores millions more destined for more
than 160 countries.
Our low-carbon Ventolin inhaler for asthma and COPD,
currently in phase III trials, has the potential to cut the
product’s carbon emissions by approximately 90%, through
new propellant technology. We confirmed plans to invest in
our site at Evreux in France to manufacture the inhaler, so
that we’re ready to start supply, should clinical trials and regulatory processes be successful. The first of three filling lines is already installed and operational.

For more on our approach to sustainability and progress made at our sites, see our Responsible Business Performance Report
(1)Analysis for GSK conducted by McKinsey & Company’s POBOS
benchmark
Promoting responsible manufacturing
We’re also committed to responsible manufacturing. Our
Worthing antibiotics site became the first in the UK to
achieve BSI AMR Kitemark certification. This gives
independent assurance that the antibiotics manufacturing
process at Worthing meets rigorous international standards
and is part of our broader efforts to address antimicrobial
resistance (AMR) and support global health.
Our goal is for all our global antibiotics manufacturing sites to be certified in the coming years, demonstrating our
commitment to responsible manufacturing and getting
ahead of AMR.
Delivering quality, safety and reliability
To meet patients’ needs and keep ourselves competitive,
quality, safety and reliable supply are essential.
Our reliability remains strong, with an on-time, in-full (OTIF)
measure of 99%, putting us in the top quartile against the
industry benchmark1.
In 2024, we had 104 regulatory inspections at our
manufacturing sites and local operating companies,
compared with 114 in 2023. We received zero warning
letters from the US FDA, one critical finding from the MHRA
and no critical findings from the European Medicines
Agency (EMA) in 2024.

Read more about product governance on page 55

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business
A scientist working in the tuberculosis
biology lab at our global health
research and development site in
Tres Cantos, Spain.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business

Our approach
Being a responsible business is an integral part of our
strategy and culture. Our Trust priority supports our
business performance and long-term growth. It helps us
build trust with our stakeholders, reduce risk, supports our people to thrive and to deliver health impact at scale.
Six focus areas help us to address what is most material to
our business and most important to our stakeholders.
They are:
–Access to healthcare
–Global health and health security
–Environment
–Inclusion and diversity
–Ethical standards
–Product governance
These focus areas are core to our strategy, help support
long-term business success and are where we can have the
greatest positive impact on some of society’s most urgent
challenges.
Being responsive to the environment in which we operate
and the changing expectations of our key stakeholders is
critical to building trust. With that in mind, we continue to review and evolve the actions we are taking in all of our six areas.
Specifically for inclusion and diversity, we are presently
working to understand and evaluate the impact of the legal
environment. We are progressing this work and reviewing
activities, with the following principles in mind:
–Firstly, as ever, we will always comply with the law and be respectful of the environment in which we operate.
–Secondly, we remain fully committed to equal
employment opportunity, non-discrimination, and merit-
based decision-making in the way we recruit, manage
and develop our people.
–And thirdly, we continue to believe that an inclusive
culture, with different perspectives and experiences,
helps drive superior business performance and deliver
better health outcomes for patients.
We periodically undertake materiality assessments to
assess key issues. In 2024, we undertook a double
materiality assessment in preparation for the new reporting
requirements under the EU's Corporate Sustainability
Reporting Directive, which will inform our reporting for the financial year 2025, published in 2026.
(1)We have met our previously set overarching ethnicity and gender aspirations but not all individual components
Our Responsible Business Performance
Rating
Our Responsible Business Performance Rating measures
the progress we are making on delivering against our Trust
priority. The rating is one of our corporate KPIs and tracks progress against key metrics aligned to each of our six
focus areas. We continue to evolve our Performance Rating
to ensure it measures what matters most and meets the
expectations of our stakeholders. We review our metrics
each year, so that they are stretching and achievable and
guide progress towards our long-term goals. The executive
leadership team and the Board, via the Corporate
Responsibility Committee (CRC), review the metrics that
make up this rating each year.
In this report, we set out progress made against inclusion
and diversity (I&D) commitments previously set for 2024,
and which are reflected in our overall Responsible Business
Performance Rating for the year. In 2024, we measured
progress towards our previously stated 2025 aspirations
(set out on page 52). In 2024, we largely met1 the
leadership aspirations. Going forward, we will make
changes in several areas related to inclusion and diversity
to ensure continued compliance with the law and being
respectful of our operating environment, including no longer setting aspirational targets for our leadership and supplier programmes.
How we assess performance
The GSK Leadership Team (GLT) is accountable for
delivering progress against the metrics and regularly
reviews performance along with the CRC.

See page 108
Each individual metric is assessed as either: on track (the
metric has been met or exceeded); on track with work to do
(at least 80% of the metric has been achieved); or off track
(metric has been missed by more than 20%). To calculate
the overall Performance Rating, we aggregate performance
across all metrics into a single score. This score shows
whether we are on track, on track with work to do, or off
track. This rating is defined below:
On track: 70% or more of all metrics are on track
On track with work to do: more than 50% of all metrics
are either on track, or on track with work to do
2024 Responsible Business
Performance Rating
Our 2024 Responsible Business Performance Rating
is on track, based on 91% of all performance metrics
being met or exceeded.
Since we introduced the metric in 2022, we’ve
maintained on-track performance against our
performance rating each year. Where we have work to
do, we have plans in place and monitor our progress.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
External benchmarking (as at February 2025)
Investors frequently ask us about our performance in key
ratings including:
–Access to Medicines: 2nd in the Access to Medicines
Index, among 20 of the world’s largest pharmaceutical
companies
–S&P Corporate Sustainability Assessment: 78 and
included in the DJSI World and  Europe indices
–FTSE4Good: Member of FTSE4Good Index since 2004
–CDP: A in Climate change, A in Water security,
B in Forests
–Sustainalytics: Low risk rating
–MSCI: AA rating
–Moody's Analytics: ESG Overall Score of 62
(out of 100, sector average 38)
–ISS Corporate Rating: B+ rating

Access
Our aim is to positively impact the health of 2.5 billion
people by the end of 2030 by making our medicines and
vaccines available as widely as possible. We will do this
through responsible pricing, strategic access programmes
and partnerships.
Our commitment
Make our products available at value-based prices that
are sustainable for our business and implement access
strategies that increase the use of our medicines and
vaccines to treat and protect underserved people.
Our Responsible Business Performance Rating metric
–Progress towards our 2030 goal of reaching 1.3 billion
people in lower income countries with our products
Progress in 2024
By making our medicines and vaccines available at prices
that are both accessible to our patients and sustainable for our business, we are able to grow our business and secure
a return to invest in future R&D. As well as through
responsible pricing, we expand our reach through strategic
access and partnerships to make our medicines and
vaccines more widely available in lower income countries.
Measuring our progress on access and impact on
health at scale
In 2021, we set the ambition to positively impact the health
(1)Excluding patient reach for albendazole donations in 2024 as the data is not yet available.
of 2.5 billion people over ten years. This includes 1.2 billion people in high and upper-middle countries and 1.3 billion in low and lower-middle income countries. We believe that we
are on track to achieve our ambition. Our estimated patient
reach figure from 2021 to the end of 20241 is at least two
billion people, of which 1.5 billion are in low and lower-
middle income countries.
Although we have exceeded our original estimate in low
and lower-middle income countries, we don’t expect
progress towards our ambition to be linear. Reaching
individuals becomes increasingly challenging the nearer we
are to our goal as we don’t recount those we’ve already
reached, and those not yet reached may be harder to
access. We are also working with our partners to help
eradicate diseases like Lymphatic filariasis so expect the
number of patients reached by this programme to naturally
decline. Estimating patient reach and measuring health
impact is a complex and emerging area and we recognise
the importance of transparency and industry collaboration to advance in this area.
Evidence-based pricing that recognises benefits
We set responsible prices in line with the benefits we bring to patients and health systems, measured by clinical,
economic and social outcomes. We compare our offer to
what is already available for patients and we generate
evidence from clinical trials to establish the added value
provided by our medicines and vaccines.
We aim to create stability and predictability for payers and our business while focusing on access to our medicines to
improve patient outcomes, engaging proactively on
upcoming product launches for budget planning, and
adjusting prices to account for inflation. In the US in 2024, our combined average net price (after discounts, rebates or
other allowances) for our pharmaceutical and vaccines
portfolio increased by 5.2%, due to product mix and gross
to net pricing favourability, while the average list price
increased by 1.5%, compared with 2.3% (list) for the
industry. Over the past five years, the average net price for our products increased 2.3% annually, while the average list price rose by 3.1%, compared with 4.2% (list) for the
industry.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
Access strategies focused on lower income countries
Vaccines
We reserve our lowest vaccine prices for Gavi, the Vaccine
Alliance, and similar organisations. These commitments
enable us to deliver manufacturing efficiencies, which help
us to maintain lower prices for lower-income countries. We
have partnered with Gavi, which is a public-private
partnership, since its foundation in 2000 and have supplied
more than one billion vaccine doses to date.
Through our partnership with Gavi, in 2024 we delivered
around 6 million doses of Cervarix, supplied around 45
million doses of our pneumococcal vaccine, Synflorix, and
43 million doses of Rotarix.
We are a long-standing supplier of oral polio vaccines
through UNICEF. In 2024, we supplied around 131 million
doses to help eradicate the disease.
Malaria
Following the end of the WHO-coordinated Malaria Vaccine
Implementation Programme, we continue to support the
onward roll-out of RTS,S/AS01 in endemic countries. From
2019 to 2023, over two million children in Ghana, Kenya
and Malawi received at least one dose of the vaccine, which
was developed by GSK and our partners. WHO evaluations
of the pilot showed high public health impact due to
reduction in mortality and hospitalisation rates.
We’re also rolling out doses of RTS,S/AS01 to nine African
countries, as part of our commitment to supply 18 million
doses to Gavi-eligible countries between 2023 and 2025.
We plan to produce 15 million doses of RTS,S/AS01
annually from 2026-2028.
In 2024, Brazil and Thailand became the first malaria-
endemic countries to introduce new single-dose radical cure
medicines to prevent the relapse of Plasmodium vivax (P.
vivax) malaria. Tafenoquine targets the liver-stage of P.
vivax malaria and, when used in combination with
chloroquine for the blood-stage infection, is effective in
preventing malaria relapses. Approvals for tafenoquine have
been granted in 11 countries, including the US, and the drug is undergoing marketing authorisation evaluation in a
number of other countries where P. vivax is endemic.
In December, the 150mg tablet formulation of tafenoquine
received WHO Pre-qualification. We anticipate that up to
ten additional countries could introduce tafenoquine in
2025-28.
Lymphatic filariasis (LF)
In 2024, we donated 442 million albendazole tablets to help
end these NTDs. This brings the total we have donated to
over 12 billion tablets. The number of tablets we are
donating is declining each year, given the gradual
eradication of the NTDs that the medicine is targeting. The
programme has benefited over 935 million people since it
began, according to WHO data. We remain committed to
supplying albendazole to endemic countries until LF is
eliminated everywhere.
HIV
By the end of 2024, CAB LA for PrEP had been supplied at
a non-profit price in a total of 11 low and middle income
countries. We have also committed to tripling our annual
supply of CAB LA for PrEP for programmatic use, making at
least two million doses available in 2025-26 to meet
growing demand where HIV burden and unmet need are
greatest. In addition, ViiV has prioritised countries for
registration of CAB LA for PrEP based on high HIV burden
and PrEP readiness.
Following the signing of voluntary licences for CAB LA for
PrEP with three generic manufacturers, via the Medicines
Patent Pool (MPP), ViiV is engaging with these companies
to expedite generic development and access. ViiV also has
voluntary licensing agreements with 15 generic
manufacturers to produce and sell low-cost single or fixed-
dose combination products containing our HIV medicine
dolutegravir for adults, with one direct licence and the
others via the Medicines Patent Pool (MPP).
There are similar agreements with 14 generic
manufacturers for paediatric dolutegravir, as well as
separate agreements to drive access to dolutegravir in
certain upper-middle income countries.
Over the 10 years of partnership between ViiV, the MPP,
and generic manufacturers, more than one billion packs of
generic dolutegravir-based medicines have been supplied.
By the end of 2024, more than 23 million people across 129
countries had access to a generic dolutegravir-containing
product.
Generic paediatric formulations of dolutegravir are now
available in more than 100 countries, increasing access to
age-appropriate treatment options for children living with
HIV where the burden of need is highest. This was
accelerated by a public-private partnership between ViiV,
the Clinton Health Access Initiative, Unitaid and generic
manufacturers with sublicences from the MPP.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued

Global health and health security
We are helping to address the biggest health challenges
faced by people around the world.
Our commitment
To develop novel products and technologies to treat
and prevent priority diseases, including pandemic
threats.
Our Responsible Business Performance Rating
metrics 2024
–Progress six Global Health pipeline assets to address
priority WHO diseases
–Progress eight active R&D projects that address
pathogens prioritised by WHO and CDC as posing
the highest level of concern due to drug resistance
(critical and/or urgent threats)
Progress in 2024
We have a unique and important role to play in improving
health for patients around the world and helping the world
prepare for future health security challenges. We do this by developing products and technologies to treat and prevent
priority diseases. We have the largest priority pipeline
among 20 of the world’s largest pharmaceutical
companies1, addressing high-burden diseases identified as
priorities by external global health stakeholders, including the WHO. This supports our long-term growth by driving
product innovation and helps us attract and retain
outstanding people.
R&D for high-burden diseases in lower income
(1)2024 Access to Medicine Index
countries
We’re committed to changing the trajectory of high burden
diseases in lower income countries with a focus on
prevention and treatment of infectious diseases, including
those with AMR potential.
In 2022, we announced an investment of £1 billion over 10
years to accelerate global health R&D (together with ViiV
Healthcare). By the end of 2024, we had invested 33% of
this and progressed six Global Health pipeline assets to
address priority WHO diseases. The current Global Health
R&D pipeline consists of more than 25 medicines and
vaccines in development, of which more than one third are
in clinical development.
We are committed to tackling TB, one of the world’s
deadliest infectious diseases. We have developed a
promising candidate vaccine, M72/AS01E, up to proof of
concept (phase IIb).
We have partnered with the Bill and Melinda Gates Medical
Research Institute (Gates MRI). Gates MRI has begun a
phase III trial in seven countries (funded by the Gates
Foundation and the Wellcome Trust), with the first doses
given in South Africa in March 2024. If proven effective,
M72 could potentially become the first new TB vaccine that
meets the WHO target product profile for over 100 years.
To date, together with our partners, we’ve brought two
products for the prevention and treatment of malaria to
market – the world’s first vaccine against malaria (see
Access, page 46), and a single-dose, radical cure for P.
vivax malaria, which are both WHO pre-qualified.
Strengthening health security
Getting ahead of antimicrobial resistance
with our innovation
AMR is an urgent threat to public health. We’re developing
new antimicrobials and vaccines to prevent and treat
infectious diseases. Our investment in innovation to respond to AMR has resulted in one of the largest AMR relevant R&D
pipelines in the industry. We have more than 30 R&D
projects across medicines and vaccines that are relevant to
AMR, of which 12 target pathogens deemed ‘critical’ by
WHO and/or  ‘urgent’ by the Centers for Disease Control and
Prevention, excluding TB which was added by WHO earlier
in 2024.
In 2024, gepotidacin, our investigational, first-in-class oral antibiotic, with a novel mechanism of action for the
treatment of female adults and adolescents with
uncomplicated urinary tract infections (uUTI), was accepted
for priority review by the US FDA. Gepotidacin is also in
development for uncomplicated urogenital gonorrhoea in
adolescents and adults. We announced positive data from
our phase III EAGLE-1 trial.
We continue to progress candidate vaccines against
several enteric diseases which contribute to the burden of
AMR in lower income countries, including invasive non-
typhoidal salmonella, klebsiella, shigella, typhoid and
paratyphoid fever.
Ensuring sustainable, appropriate use and manufacture
of antibiotics
We continue to run several initiatives to support appropriate use of antibiotics. We provide education for healthcare
professionals around the world about using and prescribing
antibiotics appropriately, and the importance of surveillance studies. We’ve maintained our long-running multinational
Survey of Antibiotic Resistance programme and are running
antibiotic surveillance studies to support antimicrobial
assets in late-stage development.
Investing in innovation and partnership to find
and scale solutions to AMR
In 2024, we announced a £45 million pledge to support the
Fleming Initiative, a new global network combining
scientific, technology, clinical, policy and public engagement expertise to develop new AMR interventions.
The initiative will bring together our infectious disease
expertise with Imperial College London and Imperial
College Healthcare NHS Trust’s clinical and research
capabilities and a global network of experts to find, test, and scale solutions to AMR.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
We have also committed €4.5 million to the Global Antibiotic
Research & Development Partnership (GARDP) to support
sustainable access to antibiotics in lower income countries.
GARDP focuses on developing and providing access to
much-needed antibiotics that are effective against WHO-
priority pathogens, particularly in low and middle income
countries.
Partnering for pandemic preparedness
With outbreaks of Mpox, bird flu and the Marburg virus,
health security remained high on the global agenda during
2024. To help prevent and respond to future health security
emergency, we are working with governments and other
stakeholders to strengthen global preparedness.
In April 2024, we initiated a combined phase I/II study of an investigational influenza A (H5N1) pre-pandemic vaccine
candidate, evaluating safety, reactogenicity and
immunogenicity in healthy younger and older adults. The
vaccine candidate has been granted Fast Track designation
by the US FDA. This programme reflects GSK’s
commitment to helping authorities with pandemic
preparedness.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Environment
Climate change and nature loss threaten human health and
pose risks to business resilience. To get ahead of disease
and to help ensure long-term business success,
we need to take action on climate and nature.
Our commitment
Commit to a net zero, nature positive, healthier planet
with ambitious goals set for 2030 and 2045.
Our Responsible Business Performance Rating
metrics 20241
Climate
–Operational emissions reduction (Scope 1 & 2 market-
based emissions)
–Industrialisation of low-carbon Ventolin initiated, and
clinical and non-clinical data available to support
regulatory submissions; in 2024, to complete clinical
studies to enable filing of low carbon Ventolin
–Percentage of carbon credit volume in project pipeline
Freshwater
–Average of the percentage of GSK sites and suppliers
compliant with wastewater active pharmaceutical
ingredient (API) limits and the percentage of sites and
suppliers that are compliant with the AMR Industry
Alliance Common Antibiotic Manufacturing Framework
and discharge limits
Land
–Percentage of paper packaging and palm oil certified
Waste
–Operational waste reduction at our sites
(1)These metrics are related to the Responsible Business Performance
Rating 2024. See Responsible Business Performance Report 2024 for
more information. We also measure and report performance against our wider set of long-term environmental sustainability targets, which we publish on gsk.com
Progress in 2024
Climate change and nature loss are changing the spread
and burden of disease and are an urgent threat to human
health. That’s why we have set ambitious environmental
goals for 2030 and 2045. These goals address our impacts
across our entire value chain, from drug discovery to
disposal of our products. Meeting them will help support our long-term performance by protecting our supply chains,
help us adapt ahead of anticipated regulation change and
providing potential growth opportunities as demand
increases for medicines and vaccines with a lower
environmental impact.
Climate
We have a clear pathway to a net zero impact on climate
with ambitious targets for 2030 and 2045. These targets are
approved by the Science Based Targets initiative (SBTi) Net
Zero Standard.
Our value chain carbon footprint1 is made up of Scope 1 &
2 emissions from our own operations (7%) and Scope 3
emissions from our supply chain (37%), logistics (3%), from
people using our products (mostly metered-dose inhalers)
(53%) and from the disposal of our products (<1%).
Long-term targets
–80% absolute reduction in greenhouse gas emissions
from a 2020 baseline, across all scopes, and investment
in nature-based solutions for the remaining 20% of our
footprint by 2030
–Net zero greenhouse gas emissions across our full value
chain by 2045: 90% absolute reduction in emissions from
a 2020 baseline, across all scopes, and all residual
emissions neutralised
–100% imported renewable electricity by 2025 and 100%
renewable electricity (imported and generated) by 2030
(Scope 2)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
Progress to date on carbon reduction pathway
–In 2024, we reduced our Scope 1 & 2 carbon emissions
by 12% compared with 2023, and by 36% compared with
our 2020 baseline.
–Our overall Scope 3 emissions are 10% lower than our
baseline year of 2020, falling by 0.14% in 2023 (our latest
available data) compared with 20221.
Progress in 2024
The reduction in our Scope 1 & 2 carbon emissions in 2024
was primarily driven by energy efficiency measures in our
manufacturing processes, our ongoing transition to
renewable energy and reducing propellant emissions during
the manufacturing of inhalers.
In 2024, we reached 90% imported renewable electricity, 7
percentage points higher than the 83% we used in 2023.
We also have a longer-term target to have 100% of all
electricity imported and from self-generated from renewable
sources by 2030, and in 2024 we achieved 90%.
The goods and services we buy to make our medicines and
vaccines account for approximately 31% of our total carbon
emissions footprint. In 2023 (our latest available data), the emissions from our supply chain increased by 6%, primarily
driven by an increase in purchased goods and services. As
our supply chain initiatives mature, and we move to activity based rather than spend based emissions, we expect to
see the effects in reduced upstream Scope 3 emissions. As
part of our Sustainable Procurement Programme, we have
engaged with the top 30 carbon emitting suppliers involved
in the production of our medicines and vaccines. At the end
of 2024, 22 of these suppliers had shared their action plans with us to achieve carbon reductions by 2030 in line with
our Scope 3 targets. We actively support our highest
emitting suppliers, engage with service providers and
continue to embed sustainability into procurement
processes. We’re also collaborating with our peers to
address the shared challenge posed by supply chain
emissions.
The use of our medicines and vaccines makes up 53% of
our total footprint. Most of this is from the propellant used in metered-dose inhalers for asthma and chronic obstructive
pulmonary disease (COPD).
Millions of people with respiratory conditions worldwide use our rescue metered dose inhaler (MDI) medication, Ventolin
(salbutamol). We completed the 2024 planned clinical
studies and began phase III trials in 2024 of a low carbon
version containing a next generation propellant which has
the potential to reduce emissions of the inhaler by
approximately 90%. If successful, regulatory submissions
will begin in 2025. This is in addition to dry powder inhaler alternatives which already exist, are propellant-free, and
have a lower carbon footprint.
(1)Our Scope 3 data is currently based on the latest available 2023 data, however, from 2025 we are aiming to report in-year data across all scopes
Investing in carbon credits
–Target: We plan to secure carbon credits for the 20%
emissions we estimate to have as residual in 2030, and
for a maximum of 10% residual emissions by 2045 (from
a 2020 baseline).
At the end of 2024, we had secured 33% of carbon credit
volume we need by 2030 in the project pipeline. We invest
in nature across our value chain and are also prioritising
long-term nature projects for carbon credits. We are
currently contributing to the protection and restoration of
over 2 million hectares of land.
Nature
Human health relies on the fundamentals of nature like
clean air and fresh water, and nature loss has a range of
negative impacts on health. Protecting nature helps make
our business more resilient and helps to ensure the ongoing
supply of raw materials needed to manufacture our
medicines and vaccines.
We are part of the first group of companies to be working
with the Science Based Target Network (SBTN) in a pilot to
set validated science-based targets for nature, starting with freshwater.
We are closely following the evolving policy landscape on
access and benefit sharing related to Digital Sequence
Information from genetic resources. We publish our latest
position on Access and Benefit Sharing of Genetic
Resources and Related Information on gsk.com.
Freshwater
We use water across our operations and supply chain for
the production of our medicines and vaccines.
–Target: Achieve good water stewardship at 100% of our
sites by 2025
In 2024, 100% of our sites continued to achieve good water
stewardship status, in line with the Alliance for Water
Stewardship’s definition.
–Target: Reduce overall water use in our operations by
20% by 2030
We met our overall water reduction target across our
network in 2022. In 2024, we reduced overall water use in
our operations by an additional 5% compared with 2023
This is a decrease of 28% for overall water use from our
2020 baseline.
–Target: Be water neutral in our own operations and at key
suppliers in water-stressed regions by 2030
We used water risk data from the World Resources Institute
(WRI) and the World Wildlife Fund (WWF) to understand
which of our sites are located in water-stressed basins and
therefore face increasing water availability, quality and
access risks. We define water neutrality at these sites using three criteria: achieving the Alliance for Water Stewardship
Standard certification, reducing water use by 20% and by
replenishing water quantity in the basin equivalent to the
site’s 2030 footprint. We’ve identified five sites in three
water-stressed basins where we have operations across
Algeria, India and Pakistan. We have projects underway to
achieve water neutrality in one of these, the Godavari basin in India.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
–Target: Achieve zero active API levels1 for all sites and
key suppliers by 2030
In 2024, >99% of all sites and key suppliers had API
discharges below predicted no-effect concentration levels
as defined by the AMR Industry Alliance and API
Wastewater discharge limits compared with 87% in 2023.
This improvement has been driven by successful
engagement with suppliers. 100% of our own sites
remained within AMR Alliance and API Wastewater
discharge limits.
Land
Land degradation and conversion can have a range of
negative health impacts. We’ve identified six priority sites in
Belgium, France, Spain, the US and UK based on proximity
to Protected Areas and Key Biodiversity Areas.
–Target: Positive impact on biodiversity2 at all GSK owned
sites by 2030
66% of GSK sites are under biodiversity management
plans, an increase of 45% from 2023. In 2024, we delivered
projects to remove non-native species and restore native
fauna at our Ware, Wavre, Zebulon and Evreux
manufacturing sites, with the aim of achieving a biodiversity uplift.
–Target: 100% of key3 naturally-derived materials
sustainably sourced and deforestation free by 2030
58% of our total spend on the 12 highest priority materials4 is covered by an action plan to achieve sustainable
sourcing by 2030. We are committed to 100% paper
packaging and palm oil certified by 2025. In 2024, 93% of
our paper packaging was derived from certified sources or
from recycled raw materials, up from 86% in 2023. 93% of
our core palm oil materials were credible third-party
certified5, a decrease from 98% from 2023. We're also
looking at opportunities to reduce or avoid the use of some
natural materials. For example, an extract from the
soapbark tree is an essential ingredient in vaccine
adjuvants. We are working on a process improvement to
deliver a significant yield increase, reducing our nature
impact and improving supply resilience.
Oceans
Degradation of the world’s oceans, caused by factors such
as climate change, marine pollution and over-fishing,
impacts human health and business resilience.
Target
–100% of key marine-derived materials to be sustainably
sourced by 2030
(1)Below the predicted no-effect concentration level, as defined by the
AMR Alliance and API Wastewater discharge limits
(2)Using the Natural England Biodiversity Net Gain methodology
(3)Definition clarified in 2024 to reflect priority materials
(4)Aluminium, Cellulose (HPMC & MCC), Eggs, Horseshoe Crab Blood,
Lactose, Palm Oil, Paper packaging, Rapeseed Oil, Soap Bark Extract
(QS-21), Soy, Squalene, Sugar (Glucose, Mannitol, Sorbitol, Sucrose)
(5)We consider the principles and criteria determined by the Forest
Stewardship Council (FSC) and the Programme for the Endorsement
of Forest Certification (PEFC) as an appropriate standard for sustainable forest management
(6)Including a 20% reduction in routine hazardous and non-hazardous waste. Target updated in 2024 to remove specific reference to the elimination of operational single-use plastics. This work has been integrated into the overall operational waste target
The long-term focus for these specific materials is
avoidance of use, through moving to horseshoe crab blood
free alternatives. A horseshoe crab blood-derived material,
Limulus amebocyte lysate (LAL) is required by some
regulators to be used in pharmaceutical quality control
processes to ensure the quality and safety of medicines and
vaccines. We continue to make progress on LAL volume
reductions and transitioning to LAL-free alternatives for new products, where applicable, and water testing, which
accounts for the majority of our use.
We are engaging with regulators to seek further guidance
on requirements to switch to LAL-free alternative,
particularly for legacy products. In 2024, we became co-
lead of an industry group through the Pharmaceutical
Supply Chain Initiative to accelerate the transition to LAL-
free testing.
Squalene is used as an ingredient in one of our pandemic
vaccine adjuvants. In 2024, we identified and are currently
evaluating potential non-animal alternatives.
Waste
The overuse of natural resources and the generation of
waste and pollution are key drivers of climate change and
nature loss. Using fewer natural resources can reduce the
business risk of material scarcity, while also reducing costs.
–Target: 25% environmental impact reduction for our
products and packaging by 2030
From 2024, all newly developed or acquired medicines will
now have Sustainable Design Plans applied. These use
industry-leading product sustainability methodologies to
include environmental considerations at every step of the
product decision-making process, from product design to
disposal.
–Target: Zero operational waste6 by 2030
In 2024, we reduced operational waste by 5% compared
with 2023, a total of 25% since 2020. The amount of
materials recovered by circular routes increased by 1%
from 2023 to 54%. This was driven by a revision to our
definition of circularity to exclude waste streams subject to regulatory requirements which prevent them from entering
circular routes. We have maintained zero operational waste
to landfill.
–Target: 10% waste reduction from our supply chain by
2030
For our supply chain, we’re working on a waste footprint
assessment to help with supplier engagement on waste
reduction.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued

Inclusion and diversity
To be a successful business and deliver positive health
impact at scale, we must meet patients’ needs with
research that includes those impacted by the disease
under study, attract and retain the best talent
regardless of background, and support all GSK people
to thrive.
In this report, we set out progress made against I&D
commitments previously set for 2024, and which are
reflected in our overall Responsible Business Performance
Rating for the year.
Our Responsible Business Performance Rating
metrics 2024
Representative clinical studies
–50% of phase III trials completing enrolment in 2024 that
have met our required threshold1 of trial participants,
consistent with disease epidemiology
In 2024, we measured progress towards our previously
stated 2025 aspirations (set out below). In 2024, we largely met2 the leadership aspirations. Going forward, we will
make changes in several areas related to inclusion and
diversity to ensure continued compliance with the law and
being respectful of our operating environment, including no
longer setting aspirational targets for our leadership and
supplier programmes.
Previous leadership aspirations through fair and
equitable opportunities
–aspire to have women hold at least 45% of VP-and-above
roles globally
–aspire to have at least 30% ethnically diverse leaders in
our roles at VP-and-above in the US, and increase the
percentage of Black or African American, and Hispanic or
Latino(a) VP-and-above leaders year on year
–aspire to have at least 18% ethnically diverse leaders in
our roles at VP-and-above in the UK, and increase the
percentage of Black VP-and-above leaders year on year
Previous supplier programme aspirational targets
–Improve year-on-year spend with US-based certified
diverse-owned suppliers
Progress in 2024
Representative clinical studies
Diseases and medicines can affect people differently
depending on their ethnicity, sex, race and age so we need
to make sure that our clinical trials include those affected by the disease under study. This supports our business
performance by providing healthcare providers and the
individuals who are prescribed our medicines and vaccines
confidence in the safety and effectiveness of our products.
(1)Defined by meeting ≥70% of each demographic objective described in the plan based on disease epidemiology.
(2)We have met our previously set overarching ethnicity and gender aspirations but not all individual components.
Since 2022, all our phase III clinical trials have
representation plans in place before commencing enrolment
to reflect the people most impacted by a particular disease.
For example, our respiratory syncytial virus (RSV) clinical
development programme has been recognised by external
experts for the robustness of the data reflecting the
population at risk, hence informing prescribers and people
of the vaccine's potential impact. Our phase III RSV clinical trials were designed to ensure the broadest geographic
footprint and the broadest population representing people
with underlying health conditions.
Now our focus is on actual enrolment of participants
impacted by the disease under study. 88% of phase III trials completing enrolment in 2024 met our enrolment thresholds
needed so that trial participants represent the disease
epidemiology under study. This exceeds our 2024 target of
50%.
Building a high-performing, inclusive organisation
Over recent years, we’ve delivered a step-change in
performance and we believe in the power of an inclusive
culture and differing perspectives and experiences to unlock the full potential of the company. This helps attract and
retain outstanding talent, develop innovative solutions, and drive better decision-making, supporting long-term
performance and better health outcomes for patients.
We want GSK to be a workplace where our employees can
feel a sense of belonging, be themselves, and have their
different perspectives and characteristics valued, because
this helps everyone perform at their best. We measure
employee sentiment on inclusion as part of our employee
survey, which includes questions on employees feeling
welcome and included, feeling able to be themselves,
valuing different perspectives, and agreeing on ways of
working that enable them to perform at their best. In 2024,
our employee engagement was strong at 81% favourable.
Our ERGs, employee-led communities that are open to all
employees, are key partners to help us build an inclusive
culture. For example, in 2024, we worked in partnership
with our Disability Confidence Network to launch our new
Global Accessibility Inclusion Standard that sets out
minimum expectations to help address accessibility for
people living with disabilities and long-term health
conditions.
We are committed to equal employment opportunity, non-
discrimination and merit-based decision-making in the way
we recruit, manage and develop our people. We previously
set leadership aspirations for race and ethnicity in senior
positions in the US and UK and gender aspirations for
senior positions globally. At the end of 2024, we had largely met2 these aspirations.
At the end of 2024, women held 48% of VP-and-above
roles globally, and made up 48% of all employees in 2024,
and 51% of all management roles.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
In the UK at the end of 2024, 21.8% of our leaders at VP-
and-above were ethnically diverse and we had 3.1% Black
leaders at VP-and-above. In the US, 38.3% of our leaders
at VP-and-above were ethnically diverse. We had 8.4%
Black or African American leaders at VP-and-above and
5.9% Hispanic or Latino(a) leaders at VP-and-above.
We remain committed to abiding by the laws in all
jurisdictions in which we operate, including anti-
discrimination laws. We make changes as necessary as law
and policy evolves. Going forward, we will make changes in
several areas related to inclusion and diversity to ensure
continued compliance with the law and being respectful of
our operating environment, including no longer setting
aspirational targets for our leadership and supplier
programmes.
Fair and equal pay practices are crucial to create an
environment where people feel welcome, valued, included
and supported to thrive.
We conduct country-based reviews and ensure all markets
have clear guidance, tools and support to ensure pay
fairness.
If unexplained differences are detected, we address them
through our compensation processes. Our UK pay gap
reporting is available on gsk.com.
Supplier programme
Over the last year, we have increased our spending with
suppliers owned by people in under-represented groups in
the US and we expanded this programme to the UK.
In 2025, we will no longer set aspirational targets and will review this programme to ensure continued compliance with
the law and being respectful of our operating environment,
with the aim of continued outreach to a broad range of
suppliers and delivery of business value.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Ethical standards
We expect all of our people to behave ethically, do the right thing and Speak Up about any concerns they have. We
expect the same behaviour from our suppliers.
Our commitment
Promote ethical behaviour across our business by
supporting our employees to do the right thing and working
with suppliers that share our standards and operate in a
responsible way.
Our Responsible Business Performance Rating
metrics 2024
–Percentage of employees and complementary workers
complete GSK’s 2024 mandatory training
–Percentage of employees who believe they ‘can and do
Speak Up if things don’t feel right’ is above the general
industry benchmark1
–80% of direct high-risk suppliers achieve GSK’s minimum
EcoVadis score or have an improvement plan in place
Progress in 2024
How we do things is as important as what we do. This
(1)The general industry benchmark is 67% according to research by
KornFerry
means that it is important that all our people, and everyone who works on our behalf, conducts themselves in the right
way. This builds trust in what we do, protects our business
and helps create a workplace where we all thrive. Getting
this wrong is costly to our business in terms of legal and
financial risk as well as undermining trust with key
stakeholders. Our Code of Conduct (The Code) guides our
people to do the right thing and act on any concerns they
have.
The Code is supported by specific global policies and
standards and an accompanying global learning curriculum,
which all our people are required to complete. In 2024,
100% of our employees and 99% of complementary
workers completed this training.
We have additional ABAC training for our people in certain
high-risk roles or geographic regions. This helps them
identify and mitigate any potential ABAC risk – especially in third-party relationships – and recognise, report and
manage conflicts of interest. In 2024, 100% of this subset of employees and 98% of complementary workers completed
this training.  Our approach to managing ABAC risk, and
other risks relating to ethical standards, forms part of our well-embedded risk management framework, which is
described on page 60.
Reporting and investigating concerns
Anyone inside or outside GSK can raise concerns or speak
to our integrity lines, confidentially and anonymously,
without fear of retaliation. We take every concern seriously and review every report to see whether we need to
investigate formally. If our investigations show an employee has breached our policies, we take action in line with our
policies, procedures and local requirements. In 2024, we
continued our focus on enhancing our controls, monitoring
activities and timely case closure. The number of
employees disciplined for policy violations increased from
the prior year primarily due to localised incidents in a few countries with large workforces. These incidents mainly
involved individual breaches of internal policy and
procedures.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued
Our commitment to human rights
We are committed to respecting internationally recognised
human rights wherever we do business. We are signatories
to the UN Global Compact and our Human Rights Position
Statement lays out our commitment to the UN Guiding
Principles on Business and Human Rights.
In 2024, we updated our salient issues – those areas where
GSK’s potential to impact on human rights is greatest – to
reflect how and where we influence human rights.
Our refreshed salient issues are healthcare access and
affordability, safety of patients and trial participants, working conditions, environmental health impacts, and artificial
intelligence and data protection. We continue to make
progress in integrating the management of these issues
within our operations and how we conduct our business.
Working with third parties
We expect our third parties to comply with applicable laws
and regulations and to adopt, at minimum, our ABAC and
labour rights principles and, where relevant, to comply with our standards on quality, patient safety, health and safety, data and cyber security, and the environment.
In 2024, we assessed our high-risk third parties, totalling
over 12,500 assessments across 17 risk areas. We also
use tools to assess how suppliers manage risks, including
EcoVadis desktop assessments.
We also conducted 41 supplier audits in 2024 following
industry standard Pharmaceutical Supply Chain Initiative
guidelines. We trained almost 1,400 supplier employees on
EHS this year, strengthened EHS contractual obligations
and worked with suppliers to help them improve their
EcoVadis scores. If a third party has a significant EHS
incident, we have a process in place to pause supply, with
the decision on whether to restart or discontinue work with
the third party depending on completion of an improvement
plan and trajectory.
In 2024, we deployed a contractor safety programme
across all GSK operations. This is a management system
using best-known methods to reduce risks associated with
services performed by contractors.
Using data and AI responsibly
We take our responsibility for data ethics and privacy
seriously and we exercise high standards of integrity in
dealing with the personal information of our employees,
patients, clinical research participants, healthcare providers and other stakeholders.
Our Digital and Privacy Governance Board oversees our
overall data ethics and privacy operating model, supported
by digital and privacy legal experts and compliance
professionals. The board monitors fast-evolving legislation, regulations, guidance and requirements being published by
global regulators.
Cyber security threats have become more sophisticated and
are increasing with our expanding digital footprint. We deploy cyber security controls, monitor and mitigate new and
emerging cyber threats to protect GSK from cyber security
risks.
In 2024, we continued to embed our cross-functional AI
Governance Council (AIGC) to oversee our AI strategy and
to ensure responsible adoption of AI/ML. We also introduced
a new responsible AI Standard Operating Procedure, which
defines the requirements for all development and/or
procurement of AI systems across GSK, and established a
framework for business functions to integrate AI risk review and management within existing risk management
compliance boards. Our public policy position on responsible
AI sets out our views, commitments and asks of
policymakers.
Political engagement
We are committed to the highest ethical standards and
legislative requirements in all of our political engagements.
We do not make corporate political contributions, nor do we
sponsor party political meetings anywhere around the
world.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Responsible business continued

Product governance
Our commitment
We commit to maintaining robust quality and safety
processes, and using data and new technologies
responsibly.
Our Responsible Business Performance Rating
metrics 2024
–Average number of critical and major findings per
inspection by FDA/MHRA/EMA regulators1
–Percentage of inspections from all regulators with no
critical findings or official action indicated
–Number of FDA warning letters
–Total number of Class I/II external product recalls across
all markets
–Register and disclose all interventional clinical trials of
GSK products. Specifically, register protocol summaries
for studies initiated in 2024; and disclose results
summaries for studies with results due in 2024
Progress in 2024
To be ambitious for patients, we’re focused on delivering a
high-quality, safe and reliable supply of our products around the world. This supports our long-term growth. To ensure we
meet the high standards we set ourselves, and that are
expected of us externally, we have rigorous quality systems
in place across the company. These systems make sure the
medicines and vaccines we deliver are safe and reliable.
When issues arise, our quality systems, in line with our
values-driven culture, help us respond swiftly and
transparently. In these instances, we prioritise patient safety and work collaboratively to investigate the cause of issues, focused on science. By way of example, we initiated a
voluntary recall of Zantac products and suspended the
release, distribution and supply of all dose forms of Zantac in 2019. GSK and the scientific community have undertaken
extensive tests and investigations into the safety of the
product. The scientific consensus remains that there is no
consistent or reliable evidence that ranitidine increases the risk of any cancer. For information on the recent Zantac
settlements, see Legal proceedings on page 266.
A focus on quality
Our detailed and specific quality framework describes how
we comply with regulatory requirements and other
standards across our markets.
Our Quality Management System provides the standards
(1)We consider any observations from the US FDA as major
that must be followed by GSK people to support good
distribution and manufacturing practice. It helps us maintain a standardised and compliant approach to all our quality
activities, aligned to the regulatory expectations of the
markets that we supply to.
Regulatory inspections and recalls
In 2024, we had 104 regulatory inspections at our
manufacturing sites and local operating companies,
compared with 114 in 2023. We received zero warning
letters from the US FDA, one critical finding from the MHRA
and no critical findings from the European Medicines
Agency (EMA) in 2024. We respond to and learn from all
inspection findings, taking the necessary actions to address them.
During 2024, we had two Class I and two Class II product
recalls. We engaged with regulators and responded quickly
to prioritise patient safety. We will not hesitate to recall products voluntarily if necessary to protect patients.
Clinical data transparency
We are committed to transparency of data from clinical
studies that evaluate our medicines and vaccines, because
we want to enable access to information about our research
to study participants, patients, healthcare providers and the wider public. It also allows us to acknowledge the invaluable contribution of the people who take part in our clinical
research.
Clinical trial transparency is an area that is becoming
increasingly regulated globally. Our policy regarding the
disclosure of human subject research enables us to comply
with international regulations and balances our commitment
to transparency with the increasing need to ensure that our
data assets are appropriately protected.
In the past two years, we have broadened our policy to
encompass the dissemination of plain language summaries
of our trial results to both trial participants and the general public. This applies to trials starting after 1 January 2023.
Since the GSK trial register was set up in 2004, we have
made 8,036 protocol summaries and 7,029 summaries of
results available. We have also listed 2,721 clinical trials for data sharing via www.vivli.org.

For full details of our progress in our six focus areas, please see our Responsible Business Performance Report

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Our culture and people
Our purpose – to unite science,
technology and talent to get ahead
of disease together – puts our
people at the heart of our success
and we have defined a single
culture for GSK globally.
Our culture

Ambitious for patients to deliver what matters better and faster
Accountable for impact with clear ownership and support to succeed
Do the right thing with integrity and care because people count on us
People and patients around the world count on the
medicines and vaccines we make – so we’re committed
to creating an environment where our people can thrive
and focus on what matters most.
Our culture of being ambitious for patients, accountable
for impact and doing the right thing is the foundation for
how, together, we deliver for patients, shareholders and
our people.
This means we support our people to focus, doing
things better and faster. It means setting clear
objectives, creating accountability for results and giving
everyone the support and space they need to succeed.
It also means doing everything responsibly with integrity
and care.
Our culture is embedded in everything we do, from our
recruitment and onboarding, training and development, to
our assessments of performance and promotion. The Board
regularly monitors and assesses how we've embedded our
culture.
Each year, everyone signs up to the Code – which sets out
our culture as well as the commitments GSK and our
people make so we can deliver on our ambition in the right
way. And each year, we measure our progress in making
this culture the way we work together every day.

See The Code on gsk.com
An intern who joined us
in 2024 in the UK. We
are committed to giving
outstanding people the
chance to build their skills
and capabilities.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Our culture and people continued
Developing outstanding people
To develop and deliver transformative medicines and
vaccines, we recruit and develop outstanding people and
give them opportunities to build their skills and capabilities.
From the moment people join GSK, we deliver an engaging
onboarding approach to accelerate the growth of our new
joiners with support from their manager and team.
We expect all our people to have an agreed development
plan and we invest in learning and development initiatives
which everyone can access.
Technology remains key to our purpose and to delivering
our ambitions. Building digital fluency and behaviours
across the organisation is a priority, with a focus on AI,
data & analytics, experimentation and fostering curiosity.
We have built our people's skills with training, as well as
global events such as DataCon, where our people can learn
how to apply digital, data and technology tools to become
more digitally fluent. This year, more than 13,000 of our
people took part.
Our managers play a crucial role in helping their teams
to perform and thrive. We expect them to motivate, focus,
care for and develop their teams and we deliver training
anchored in these four areas. In 2024, approximately 700
senior directors attended our three-day in-person event
called Leading Leaders across 24 global sessions. We also
continue to invest in growing the next generation of senior
leaders. In 2024 over 1,300 people attended our refreshed
First Line Leader programme to support our foundational
expectations of leadership at GSK.
To measure the effectiveness of our managers, their teams
provide feedback through an annual One80 survey, and
managers receive anonymised aggregate feedback. In
2024, 79% of our managers were rated as highly effective
by their teams.
Recognising and rewarding people
Sharing our success and recognising and rewarding our
people fairly, not just on the progress we have made but
how we have made it, continues to be an important part of
our culture. Our bonus scheme rewards performance
across the company, and we also award 10% of our people
each year with ‘Ahead Together’ awards for delivering
exceptional performance and being ambitious for patients,
accountable for their impact, and doing the right thing. We
also identify 5% of people as having missed performance
for not delivering on their objectives or living the culture.
Helping people thrive
People thrive in different ways, but there are common
themes that matter to everyone. We strive to be a place
where people feel welcome and valued, in an environment
(including our policies, workplaces and ways of working)
that enables and supports them to deliver at their best. This includes our approach to hybrid working for those in office-
based roles, which allows the right balance of on-site and
remote working.
Health, wellbeing and volunteering
Preventing disease and keeping people well are at the heart
of what we do. We provide a range of health and wellbeing
benefits to support people to manage their physical,
emotional, mental and financial wellbeing through different
life stages in ways that work for them. These include:
–Thrive Global, a science-led digital platform which
supports mental resilience and overall wellbeing with
personalised, AI-driven micro steps towards individual
goals. We have so far launched this in eight countries,
reaching 56% of our people with positive uptake and
engagement.
–Our global Partnership for Prevention programme, which
provides our people and their families with access to
preventive healthcare services in line with the
recommendations of the World Health Organization
(WHO).
–Our Global Employee Assistance Programme, which
offers free, confidential help and support for our people
and their families 24/7.
–Financial wellbeing support for our people, which includes
access to ‘Nudge’, a financial education platform in over
60 countries, helping people manage their finances and
achieve their financial goals.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Our culture and people continued
To enable our managers to better care for their teams by
identifying and responding to their people's challenges, 88%
of managers have undertaken mental health training since
the end of 2019.
We encourage our people to volunteer so we can make an
even bigger impact on our communities. We match
volunteering opportunities to our ambition, strategy and
charitable investment themes: Health for people, Health for
the planet, Innovators for the future. This year our people
have donated over 47,000 hours of volunteering time.
How people experience GSK
We are committed to listening to our people. We regularly
measure their experience of GSK as a place to work,
including through an annual survey for all our people
featuring questions on engagement, confidence, inclusivity,
our culture focus areas and trust priorities. In 2024 we
continued to see a high engagement score of 81% and
increased confidence in the delivery of our strategy. We
also continued to see high scores in our culture focus areas
– ambitious for patients, accountability for impact and doing the right thing – as well as measures of inclusion, with
improvements in many areas.

    Our culture in action – driving R&D
Our culture pillars – ambitious for patients,
accountable for impact, and doing the right thing – are
fundamental to our success in researching and
developing innovative medicines and vaccines.
Alongside execution and technology, culture is one of
our three R&D priorities – as culture is what unites us
to deliver better and faster for patients.
In 2024, we’ve continued to encourage behaviours
across our R&D organisation that embed our culture.
Our employee engagement survey in R&D showed an
increased score in all three culture pillars.
We aim to give everyone – scientists, researchers,
data experts, trial specialists, technologists and more
– the chance to thrive and make smart choices so we
can get ahead of disease together. To enable people
to succeed today and tomorrow, people have focused
annual objectives, with a stretch goal to support their
future development.
Being ambitious for patients means an absolute focus
on our key assets and four therapy areas, where we
have the strongest expertise and the greatest chance
of making an impact for patients, and driving growth,
on a large scale. We put the patient at the centre of
everything we do. Through interviews, focus groups
and regular collaboration with patient councils, we’ve
integrated insights from patients, including those living
with cancer and respiratory diseases, across the
product lifecycle, helping us to deliver improved
outcomes for those living with and at risk of disease.
Our R&D teams and leaders are dedicated to making
informed decisions at pace. Accountability for smart
decision-making is enhanced by streamlined
governance structures and an environment of robust
scientific debate. This approach is supporting
enhanced productivity in R&D, including an
improvement in end-to-end success rates and an
accelerated development strategy for key assets
including depemokimab.
Patients are counting on us, so it’s critical that we act
with integrity and care. Our ambition for patients
drives us to do the right thing, making sure that we
focus our efforts on accelerating significant assets that
meet their needs and have the highest probability of
success.

Read more about our innovation in R&D on pages 10 to 29

GSK 2024 Annual Report on Form 20-F

Risk management
and disclosure
statements

In this section
Risk management	60
Climate-related financial disclosures	62
Nature-related financial disclosures	71
Employees by gender	74

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk management
Our strategy for growth is underpinned by a well-embedded risk management and internal control framework, overseen and evaluated by our Board.
Managing risk effectively through controls
and guidance
Our risk management and internal control framework
enables our Board to evaluate and oversee how we
manage principal and emerging risks in line with our
strategy and long-term priorities.
Our policy sets out the requirements, roles and
responsibilities for the management and governance of
risks and controls and provides guidance on the essential
elements of our internal control framework. We routinely
evaluate our risk management and internal control
framework for improvements.
Board oversight and clear accountability
The Board oversees our system of risk management and
internal control and establishes our risk appetite, supported by the Audit & Risk Committee (ARC). The Corporate
Responsibility Committee (CRC) and Science Committee
assess the effectiveness of risk management strategies
that fall within their remits. Cyber security risks are
overseen by both the ARC and the Board. We describe the
responsibilities and remits of the Board and its committees
on page 113.
Our Risk Oversight and Compliance Council (ROCC), co-
chaired by our Group General Counsel and our Chief
Compliance Officer, helps the ARC, CRC and Science
Committee to oversee risks, and the strategies used to
address them. At the same time, risk management and
compliance boards (RMCBs) across the Group promote the
‘tone from the top,’ establish our risk culture, oversee the effectiveness of risk management activities, and
communicate information about internal controls.
Management is accountable for delivering on its objectives
in line with the established risk appetite that applies to
principal risks. The Disclosure Committee is responsible for considering the materiality of information and determining
the disclosure of this information in a timely way.
An enterprise risk owner is responsible for each principal
risk, overseen by a GSK Leadership Team (GLT) member,
and reports risk and mitigation to ROCC and the
appropriate Board committee each quarter. Significant risks
or issues can also be escalated to the GLT, RMCB, or
appropriate risk governance forum (eg Global Safety Board)
throughout the year as needed. Legal & Compliance
support these efforts by advising on our business
strategies, activities, risks and controls. Audit & Assurance assesses the adequacy and effectiveness of our framework.
Assessing current, evolving and emerging
risks
We use our enterprise risk assessment methodology to
assess all risk, including our principal risks. Our enterprise risk assessment methodology considers the likelihood and
impact of risks, and the timescale over which a risk could
occur based on the most probable scenario and in the
context of our existing internal controls. Our impact
assessments include considerations across patient safety,
quality and supply; environment, health and safety; legal
matters; people; regulatory; reputation; strategic objectives;
and finance, incorporating materiality thresholds.
As well as considering current and evolving risks, we
evaluate emerging risks that could affect our ability to
achieve our long-term priorities over a three-year horizon.
We also define risks as ‘emerging’ if we need to know more
about how likely they are to materialise, or what impact they would have if they did. We keep emerging risks and their
impact on the company under evaluation to assess whether
they should be elevated to principal risks.
Our risk management and compliance boards at all levels
scan for emerging risks year-round, and ROCC discusses
evolving and emerging risks at each meeting. We also scan
the risk horizon throughout the year to identify external
trends that may be opportunities and/or emerging risks and
monitor our business activities and internal environment.
ROCC conducts an annual risk review to assess principal
and emerging risks for the company, supported by
extensive analysis of external trends and insights, senior-
level interviews and recommendations from risk
management and compliance boards and risk owners. This
annual review is shared with the ARC and Board for
assessment and agreement and forms the basis for the
following year’s risk management focus.
Our business strategy, results of operations and financial
condition have not, as far as we are aware, been materially
affected by risks from cyber security threats, including as a result of previous cyber security incidents, but we cannot
provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk management continued
Our risk management and internal control
framework
Our risk management and internal control framework is
in line with industry standards and legal and regulatory
requirements, and we regularly monitor for proposed or
new requirements. The framework defines the essential
elements we expect and helps us to identify, assess,
manage, report and oversee risk relevant to our business
activities. This framework helps make sure we manage
our risks proportionately, in line with our risk appetite,
throughout the year in a timely and transparent way to
support our strategic objectives. We’re assessing the
revised UK Corporate Governance Code and implementing
the new requirements.
For our principal risks, which include information and cyber security, we define enterprise risk plans that include a
description of the risk, its context, our assessment, risk
appetite, how we will treat the risk and the actions
businesses will take to mitigate the risk in line with our
internal control framework. These plans enable our Board
committees to assess the effectiveness of our risk
management strategies. We report on our principal risks
and emerging risks to ROCC and the respective Board
committees every quarter, to drive more dynamic, data-
driven discussions, agile risk management strategies and
oversight. We report on existing control measures,
implementation, emerging risks, external insights and key
risk indicators with risk reporting thresholds aligned to risk appetite. We include risks and mitigations associated with
relevant events around us, such as geopolitical tensions.
Our Code sets out the overarching expectations for our
employees and complementary workers. We aim to do the
right thing with integrity and care as part of our culture. Our risk management framework complements our culture and
Speak Up processes in making sure that we identify and
mitigate risks effectively. We monitor our most important
risks and take action to address issues. Our annual
confirmation exercise with General Managers, Site
Directors, senior leaders and GLT, checks that key risks are well managed, and that actions are in place to address
gaps. Our principal risks include controls for responding to problems within their risk plans. We also have business
continuity planning embedded in our framework and our
critical processes, so we can continue business operations
in the event of a crisis.
How we report our risks
For full risk definitions, potential impact, context and
mitigating activities, see Risk Factors on page 277. Other
risks related to ESG that are not assessed as principal
risks, including environmental sustainability and climate
change, are managed through our six focus areas, as
described in our Responsible Business Performance
Report.

See page 62 for more about climate-related risk management
Changes to our risks for 2025
In our December 2024 annual risk review, the ARC agreed
to ROCC’s recommendation of our principal and emerging
risks for 2025. Our principal risks will remain largely the
same, with consistent ROCC member ownership and minor
risk definition updates. We will also include a pipeline
delivery principal risk (the risk that we fail or have delays in the delivery of our pipeline). This risk will continue to be overseen by our well established R&D governance and the
Chief Scientific Officer. This addition reflects the evolving external reporting regulations and paramount importance of
discovering and developing new medicines and vaccines to
the company.
Additionally for 2025, the following emerging risk themes
will be assessed throughout the year:
– Skills and capability planning (the risk that we fail to
ensure adequate skills and capability planning to enable
delivery of our strategic priorities);
–Regulatory environment (the risk that GSK fails to adapt
to changes in the regulatory environment, new or
amended legislation in relation to the pharmaceutical and
healthcare industry); and
–Geopolitical developments (the risk that geopolitical and
social tensions give rise to restrictive measures that may
negatively impact GSK’s operations).
Our prior data management emerging risk is now
embedded in our business operations and principal risks
and will be removed as an emerging risk for 2025. We will
continue to monitor the external landscape and ensure that
any new emerging risks are adequately addressed within
our existing risk management governance.

Environment – see page 49
Climate-related financial disclosures – see page 62
ARC report – see page 127
Internal control framework – see page 130
Legal proceedings – see page 265

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures
Our climate-related financial disclosures are consistent with the recommendations and recommended disclosures of the
Task Force on Climate-related Financial Disclosures
(TCFD), including the TCFD all-sector guidance, and in
compliance with the requirements of UKLR 6.6.6(8)R (UK
Listing Rules).  The disclosures are in compliance with the
Companies (Strategic Report) (Climate-related Financial
Disclosure) Regulations 2022 of the Companies Act 2006.
We update our climate risk and impact assessments
annually.
Governance
The Board’s oversight of climate-related risks
and opportunities
Board
The Board considers climate-related matters throughout the
year. This includes assessing risk management processes,
challenging and endorsing the business plan and budgets,
including overseeing major capital expenditures,
acquisitions and divestments.
The Corporate Responsibility Committee (CRC) exercises
oversight, provides guidance and reviews our responsible
business performance, including climate-related risks and
opportunities, and environmental performance against our
climate and nature targets.
The CRC receives quarterly updates on environmental
sustainability, including climate. Regular attendees
include the CEO and the President Global Supply Chain.

See page 113 for further details of the Board architecture
In 2024, the CRC met five times and discussed climate-
related issues on three separate occasions with
management. The CRC:
–assessed mid-point performance towards our 2030 and
2045 nature positive and net zero ambitions
–discussed the health impacts of climate change
–reviewed mid-year performance of the metrics used in the
Responsible Business Performance Rating for 2024
–approved our climate disclosure statement and final
Responsible Business Performance Rating for 2023 and
other public environmental reporting and disclosures
Management’s role in assessing and managing climate-
related risks and opportunities
GSK Leadership Team (GLT)
The GLT meets regularly, giving members an opportunity
to discuss strategic, financial and reputational matters.
The President, Global Supply Chain, a GLT member, has
management responsibility for environmental sustainability,
which includes our climate targets. The President is
responsible for governance and oversight of risks and
opportunities and makes sure there is an effective
framework to manage the risks and opportunities across
each of our business units. The framework also enables us
to deliver on our commitments to a net zero, nature positive, healthier planet, with ambitious goals set for 2030 and 2045 across our entire value chain.
The GLT reviewed and discussed the mid-year and year-
end performance for key climate and nature metrics (see
page 49) as part of reviewing our Responsible Business
Performance Rating.
GSK Sustainability Council
The Sustainability Council, held quarterly, is attended by
senior leaders from across the business. Members include
leaders from Procurement, Finance, HR, Compliance, R&D,
Manufacturing and Corporate Affairs. The Council is co-
chaired by the President Global Supply Chain and the Vice
President Sustainability (VP Sustainability) and supported
by the global Sustainability team and external third parties, who provide specialist expertise and advice to the business.
In 2024, the Council:
–approved the annual targets for the climate and nature
key performance indicators (KPIs) of the sustainability
programme
–reviewed monthly performance and escalations of any
potential concerns or issues
–approved the annual climate risk review and approach
for risk disclosure
–reviewed how we are preparing for the new EU reporting
regulations
–reviewed the sustainability data strategy and
implementation plan to create a robust data foundation for
ESG reporting and compliance
–reviewed R&D’s approach to use Sustainable Design
Plans for new products in development
Other business support
The Sustainability Council is supported in assessing and
managing climate-related risks and opportunities by:
–the sustainability programme steering team, chaired by
the VP Sustainability, which meets monthly and co-
ordinates the sustainability programme. This team
monitors programme performance and the progress of
the enablers required to deliver the sustainability
programme.
–the Sustainability Risk and Opportunity Committee, which
was established in 2024 and is a cross-functional team
from the Sustainability, EHS, Finance, Supply Chain and
Procurement. The Committee meets quarterly and reports
to the Sustainability Council.
–the results of climate scenario modelling are shared with
the Sustainability Council and business unit Risk
Management Control Boards (RMCB).
–business sustainability councils which meet quarterly to
review their business unit performance and delivery
against our sustainability ambition. These are chaired by
senior leaders who also attend the Sustainability Council.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
–the Metered Dose Inhaler steering team, which is
attended by senior leaders from across the commercial,
supply chain, regulatory and R&D teams aligned to our
respiratory business. This team is chaired by the
President Global Supply Chain, who also chairs the
Sustainability Council, and is the decision-making body
for the programme to reduce the climate impact of
metered dose inhalers which make up to approximately
50% of our total GHG emissions.
–the Capital Allocations Board (CAB), which is chaired
by the CFO and includes the Group Financial Controller,
reviews climate-related capital expenditure as part of its
annual planning and capital allocation process.
–a reporting hub, which was established in 2023, provides
oversight and assurance of data, including on carbon
emissions.
–the carbon credit programme steering committee, which
includes the Group Financial Controller and the VP
Sustainability, who also attends Sustainability Council,
reviews the due diligence outcomes of potential carbon
credit projects and the performance of established
investments, and makes new investment decisions.
Strategy
The climate-related risks and opportunities we have
identified over the short, medium and long term
We consider climate-related risks and opportunities in
three different time horizons:
1.short term (up to three years) aligning with financial
planning timeframes.
2.medium term (four to ten years) aligning with long-term
business forecasting timeframes.
3.long term (more than ten years) to enable us to explore
the uncertainties in changes to weather, disease patterns
and societal responses to climate change across the
globe.
We have identified and prioritised these climate-related
risks and opportunities:
Risks:
–changes to regulations governing the supply of high
global warming potential (GWP) substances by the EU,
UK and US governments could restrict our ability to
manufacture metered dose inhalers.
–future regulatory policy responses to address climate
change could lead to the imposition of carbon taxes by
countries where we manufacture and source goods from
third parties.
–increasing levels of water stress could lead to
interruptions to supply of water to our and third-party
supply sites.
–increasing frequency and impact of extreme weather
events could disrupt GSK and third-party supplier sites.
–nature-based projects might not deliver enough carbon
credits to offset 2 million tonnes CO2e per year from
2030, meaning that we have to buy more credits at higher
cost.
Opportunities:
–At COP28 in 2023, more than 70 countries committed to
provide low-carbon healthcare systems. This could lead
to increasing demand for low-carbon medicines and
vaccines.
We set out the processes for identifying and assessing
climate-related risks and opportunities in the Risk
Management section. The Sustainability Risk and
Opportunity Committee monitors for emerging risks and
new data to include in future assessments.
The impact of climate-related risks and opportunities
on our business, strategy and financial planning
Our commitment to work towards a net zero, nature
positive, healthier planet with ambitious goals set for 2030 and 2045 is embedded in our strategic long-term priorities,
always considering the social, environmental and
governance impacts of everything we do from laboratory to
patient. Our overall target to reach net zero greenhouse gas emissions across the value chain by 2045 from a 2020 base
year was approved by the Science Based Targets initiative
(SBTi) in 2023. Underpinning this headline target are our
SBTi-approved near-term and long-term carbon reduction
targets aligned to the 1.5°C pathway.
–Our near-term carbon reduction target is an 80%
reduction in Scope 1 & 2 and Scope 3 carbon emissions
by 2030.
–Our long-term carbon reduction target is a 90% reduction
in Scope 1 & 2 and Scope 3 carbon emissions by 2045.
Both targets are measured against a 2020 baseline.
Transition plan
We’re taking action to reduce emissions across our full
value chain, prioritising the highest-impact areas. We'll
invest around £1 billion from 2020-30 to deliver emissions
reductions and removals to achieve our targets through the
activities outlined below.
Beyond 2030 we expect we will be left with the harder-
to-tackle emissions from across our supply chain, our
own operations, logistics, and disposal. In many cases,
addressing these residual emissions is likely to depend
on technologies, infrastructure and regulatory frameworks
that require broad public/private collaboration. So our
decarbonisation plan is interdependent with the broader
economic transition and follows a similar timeframe.

See page 49 for further details of our progress in reducing carbon emissions

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Direct operations
To continue reducing Scope 1 & 2 emissions across our
operations by 2030, we’re focusing on:
–maximising energy efficiency in our sites through our
long-standing energy efficiency programme
–transitioning to 100% imported renewable electricity
by 2025 and to 100% imported and generated renewable
electricity by 2030
–exploring opportunities to use biogas to replace natural
gas for energy and heat production
–increasing the use of electric vehicles by our sales fleet
Risks and uncertainties
In some markets where we operate, accessing renewable
electricity will be challenging because of the limited
generation capacity and the market boundary rules
governing imported electricity. In 2024, we’ve taken action
to mitigate this risk by signing a 10-year deal from 2025 to supply our manufacturing sites in Singapore with 100%
renewable electricity purchased through renewable energy
certificates from solar projects.
There are uncertainties in the transition to renewable heat.
High-temperature heat produced by electricity is not
generally commercially available today. Biogas can replace
natural gas without introducing major changes to facilities, but is not widely available in the locations where we
operate. The use of biomass as fuel could introduce issues
of land use change and impacts on local air quality.
The transition to 100% electric vehicles by 2030 could be
restricted by vehicle availability, lack of charging
infrastructure and sourcing of key materials for battery
production.
Supply chain
Our Sustainable Procurement Programme requires our
suppliers to disclose emissions and set carbon reduction
targets aligned with a 1.5°C reduction pathway. We also
work with suppliers, particularly those with the largest
footprint, to encourage them to adopt new sustainability
measures. We’re exploring the sourcing of low-carbon
materials for use in our products and packaging.
Supply chain emissions are a shared challenge across our
sector, and we’re working with our peers on collaborative
initiatives such as:
–the Activate programme to help active pharmaceutical
ingredients (API) suppliers accelerate decarbonisation
initiatives
–the Energize programme to encourage the use of
renewable energy throughout the pharmaceutical sector’s
supply chain
–the Manufacture 2030 initiative to encourage suppliers
to measure, manage and reduce their emissions
Risks and uncertainties
Pharmaceutical manufacturing processes are highly
regulated by different agencies across the world, which may
slow down the implementation of some decarbonisation
initiatives.
Our supply chains are complex and can involve several
intermediate stages of production that are highly product-
specific. Our volume demand on specific materials is quite
low, which can reduce our ability to influence where we only purchase a small share of a supplier’s production.
Many suppliers are based in regions where renewable
electricity and heat are less available than elsewhere.
Measuring Scope 3 emissions is complex and challenging
and there's a lack of primary data from suppliers.
Methodologies involve using spend-based estimates mixed
in with activity-based data, industry average data and
extrapolations based on subjective choices and
judgements.  As data systems, processes and controls
mature and more primary data becomes available, there
may be the need to restate reported emissions data in the
future.
Product impact
The use of our products makes up 53% of our carbon
footprint. Patient use of our rescue metered dose inhaler
(MDI) medication, Ventolin (salbutamol), accounts for 45%
of our carbon footprint. In 2024, we began phase III clinical trials for our low-carbon Ventolin programme to redevelop
this inhaler by transitioning to a next-generation propellant, which has the potential to reduce emissions from the inhaler by approximately 90%. If trials are successful, regulatory
submissions will begin in 2025 and work is underway to
establish manufacturing capability for this inhaler at our site in Evreux, France, and at strategic contract manufacturing
partners.
We are playing a leading role in developing a new standard
to measure and report the environmental footprints of
pharmaceutical products. This work is co-sponsored with
the UK NHS and the Office of Life Sciences and the
Pharma LCA consortium of 11 global pharmaceutical
companies, with support from the Pharmaceutical
Environment Group and the Sustainable Markets Initiative.
Risks and uncertainties
Metered dose inhalers are complex devices, and any new
medical propellant must meet a specific range of technical
performance characteristics to be safe and efficacious for
patients.
We’re engaging with medical regulators such as the US
Food and Drug Administration (FDA), European Medicines
Agency (EMA) and the UK Medicines and Healthcare
Products Regulatory Agency (MHRA) on how advances
in pharmaceutical product design can reduce the
environmental impact of medicines.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Carbon credits
While we’re focused on emissions reductions to meet our
carbon targets, we’re also investing in high-quality nature
protection and restoration projects. These support our net
zero and nature positive goals and deliver co-benefits to
human health to generate carbon credits to offset annually
the 20% of our baseline value chain carbon footprint from
2030. The volume of credits required will taper down to 10%
as we continue to reduce our emissions, aiming to achieve
net zero emissions across our full value chain by 2045.
Our criteria for high-quality projects include avoidance of
harm, transparency, additionality, permanence, mitigation of leakage, project monitoring, reporting and verification
of claims and avoidance of double counting.
For our 2030 target, we’re prioritising carbon removal
credits, but we’ll also secure a proportion of carbon
avoidance and reductions credits in recognition of their
critical role in conserving existing carbon stocks and
protecting nature. For our 2045 net zero target, we’ll
aim to secure only carbon removal credits.
Risks and uncertainties
We recognise that this is a fast-moving field, and that
methodologies and guidelines will likely evolve as we
implement our plans. We commit to remaining flexible
and transparent about our progress and learning.
There’s a risk that the nature-based projects don’t deliver
enough carbon credits to meet our needs in a given year
and that we may need to buy more credits at higher cost.
Climate scenarios
We use climate scenarios to inform management about
climate risks, reporting the results to Risk Management
Control Boards (RMCB) in the business, as well as to the
Sustainability Council.
We’ve developed modelling tools with the support of third
parties that enable us to model the impacts of physical and
transition risks where our sites and supply chains are
located. For example, we have modelled the probability of
an interruption from an extreme weather event at our key
sites and supplier sites and the subsequent financial impact of that interruption, assuming the inventory levels carried
under existing business continuity plans. We’ve modelled
the impact of future carbon taxes, such as direct taxes on
energy-related emissions, emissions trading schemes
and taxes from carbon border adjustment mechanisms
assuming we deliver our carbon reduction glidepath to 2030
and beyond.
We intend to review the climate scenarios we use again in
2025 to make sure they’ll stay up to date.
(1)IEA Net Zero emissions scenario, https://www.iea.org/reports/global-
energy-and-climate-model/net-zero-emissions-by-2050-scenario-nze last accessed 17 November 2022
(2)IEA World Energy Outlook 2021, Chapter 2, p94, download report from
https://www.iea.org/reports/world-energy-outlook-2021/overview, last accessed 17 November 2022
(3)IEA Announced Pledges, https://www.iea.org/reports/global-energy-
and-climate-model/announced-pledges-scenario-aps last accessed  17
November 2022
Net zero scenario (SSP 1 – RCP 1.9)
This scenario sets out a narrow but achievable pathway for
the global energy sector to achieve net zero CO2 emissions
by 20501. It doesn’t rely on emissions reduction from
outside the energy sector to achieve its goal. The scenario
is consistent with limiting the global temperature rise to
1.5°C without a temperature overshoot. Net zero means
huge declines in the use of coal, oil and gas and a shift to renewable energy sources.
Low-carbon scenario (SSP 1 – RCP 2.6)
In this scenario, all current net zero pledges are achieved in full and there are extensive efforts to realise near-term
emissions reductions; advanced economies reach net zero
emissions by 2050, China around 2060, and all other
countries by 2070 at the latest2. The scenario is consistent with limiting the global temperature rise to below 2°C. With some level of net negative emissions after 2070, the
temperature rise could be reduced to 1.5°C in 2100.
Current trajectory scenario (SSP 2 – RCP 4.5)
This scenario sets out to show to what extent announced
ambitions and targets are on the path to deliver the
emissions reductions required to achieve net zero
emissions by 20503. The temperature rise will exceed 2°C
by 2100, with a more noticeable shift to happen in the latter half of the century. A net zero pledge for emissions within
the scenario does not necessarily mean that CO2 emissions
from the energy sector need to reach net zero, but there’s
an allocation for carbon offsetting within the pledges.
Breach of planetary boundaries scenarios (SSP 5 – RCP
8.5)
This scenario is not aligned to any of the pledges laid out in the Paris Agreement and is one where countries are unable
to meet the United Nations Sustainable Development
Goals. This scenario will have the most severe physical
consequences for the planet. The temperature rise will
exceed 4°C by 2100, leading to high loss of biodiversity and species extinction.
Risk management
Our processes for identifying and assessing climate-related
risks
The nature of the risks and opportunities from climate
change depends not only on the physical aspects of climate
change, but also regulatory and commercial changes in the
markets in which we operate, including pressures to reduce
the climate impact of our metered dose inhaler medicines.
Our risk management policies are designed to address all
types of risks, including the Group principal risks and
uncertainties. Climate risk management follows the same
policy and framework. Risks from climate change at Group
level fall under the governance of the CRC with the support
of the Sustainability Council. Individual risks from climate change are raised with appropriate business unit or
functional Risk Management Control Boards to integrate
these risks into business risk management processes.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
The Sustainability Risk and Opportunity Committee meets
quarterly to review and assess business intelligence,
regulatory monitoring reports, and escalations from across
GSK. The outcomes of impact assessments are reported to
the Sustainability Council.
Our processes for managing climate-related risk
For the purposes of this disclosure, we differentiate
between ‘physical’ and ‘transition’ climate-related risks.
Physical risks are typically identified at the asset or project level and are managed depending on the level of risk
assessed. We use climate scenario analysis to model the
potential impacts of our prioritised physical risks, which
helps us understand the resilience of our supply chains
against climate change.
Transition risks are typically risks associated with changes to regulations or societal expectations during the transition to a lower-carbon economy. They’re identified at enterprise
level and at market level. We manage transition risks
through our investment decisions, our sustainability
transformation programme and our procedures. For
example, we manage risks which may arise from product
claims based on environmental performance by using
external accreditation processes and organisations to
review the evidence used to support these claims. We use
a shadow carbon price of $100 per tonne CO2e to inform
decision-making on investments in major capital
expenditure to understand the implications on potential
carbon offset costs for the carbon emissions from our value
chain in 2030. This value is based on the recommendation
by the Carbon Pricing Leadership Coalition that concluded
in 2017 that the explicit carbon price level required to drive change to restrict temperature increases to below 1.5°C is
at least US$50–100/tCO2 by 2030. We monitor the value
used for internal carbon pricing against estimates for the
future costs of carbon credits.
Our Communications and Government Affairs team
manages corporate reputation by identifying and monitoring
climate-related issues and undertaking
both proactive and reactive engagement with relevant
stakeholder groups.
Details of how we manage our prioritised risks are in
the Risk Table below.
How we integrate our processes for identifying,
assessing and managing climate-related risks into
overall risk management
Once a year, a cross-functional team from Sustainability,
Finance, Supply Chain and Procurement functions reviews
climate risks. It considers climate-related risks from a
strategic and operational perspective to make sure we
maintain a comprehensive view of the different types of
climate risks we face and the different time horizons in
which they may affect us. The team reviews previously
identified climate risks, plus new or emerging risks and
opportunities, and makes recommendations in a paper to
the Sustainability Council. Risk assessment papers are
prepared for the prioritised risks, considering the likelihood and financial impact on us of each risk under different
climate scenarios.
We analyse each risk and opportunity to understand how
we’re managing them, the metrics and targets being used
and the potential impact on our total profit using a low
(<£100 million), medium (£100 million–£250 million) or high
(>£250 million) threshold.
The impact assessments are approved by the VP
Sustainability and a Finance VP from our Global Supply
Chain business unit. The results are shared with the
Sustainability Council, Business Unit Risk Management and
Compliance Boards (RMCB) and the Finance RMCB to
make sure risks are both contextualised with other business
risks and managed appropriately. This allows management
to take a holistic view and optimise risk mitigation
responses, to make sure that responses to climate-related
risks are properly integrated into the relevant business unit and function activities.
The resilience of our strategy, considering different
climate-related scenarios, including a 2°C or lower
scenario
We used the climate scenarios described above to stress
test the resilience of the business by considering the
impacts of potential physical and transition risks and
opportunities on the locations where we operate as
described in the table below. The modelling didn’t identify
any material impact to our business resilience.
The transition to supplying renewable energy to our own
operations and our supply chain through power purchase
agreements and continuing our long-standing energy and
water efficiency programmes increases the resilience of our
business.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Physical risks

Risk description	Potential impact	Our response	Assumptions

The risk from increasing levels of water stress leading to interruptions to supply of water to our sites and third-party supply sites.	Current trajectory scenario õ ☐ ò ☐
We’ve identified three water basins in water-
stressed areas in Algeria, India and Pakistan
where we have manufacturing sites, and
where we aim to be water neutral.
At our manufacturing facility in Nashik, India
we’ve built plants for rainwater harvesting.
The climate scenario analysis has identified
a number of sites and supplier sites located in
water basins that could become water-
stressed by 2050, and which have been added
to a watch list. We’ll monitor changes to the
risk levels and update our site water risk
assessments appropriately.
The financial impact is based on a three-month supply chain interruption as a worst case.
We and our third-party suppliers use freshwater as the main source of water to manufacture medicines and vaccines. If water availability was restricted at a factory, operations would be interrupted.	Breach of planetary boundaries scenario õ ☐ ò ☐

Increasing frequency of extreme weather events causing disruption to our and third-party supplier sites.	Current trajectory scenario õ ☐ ò ☐
The climate scenario modelling indicated that,
of the seven physical perils, flood from rainfall
presents the highest likelihood of an acute
interruption. However, the risk of flooding from
rainfall and from the other extreme weather
events is expected to remain very low.
We’ve performed risk assessments for our
manufacturing and other operations and have
business continuity plans which we review
annually to respond to the impacts of extreme
weather events, including adopting appropriate
mitigation plans.
We have a well-established loss prevention
and risk engineering programme to identify a
range of risks that could affect our sites and,
where flood risks exist, we’ve taken action to
mitigate them.
The financial impact is based on a three-month supply chain interruption as a worst case.

Extreme weather events from
any one of precipitation
(rainfall), flood from
precipitation, riverine flood,
extreme wind, wildfire, and
extreme heat can result in
short-term interruptions to
manufacturing at
our or supplier sites.
Breach of planetary boundaries scenario õ ☐ ò ☐

Nature-based projects fail to deliver the anticipated volumes of carbon credits from lower- than-expected growth or the result of a natural catastrophe.	Lower-than- anticipated growth scenario õ ☐	We established a governance framework to manage each project with our external partners. Any issues are escalated to the Carbon Credit Programme Steering Committee.
We assume a future cost of
$100 per tonne CO2e by
2030.
For the lower-than-
anticipated growth scenario
we assume a 25% under-
delivery in a single year as
the issues will have been
identified early enough to
take other preventative
actions.
For a natural catastrophe
scenario, we assume 25% of
the projects will be affected
and the impact will last
five years.

This could lead to buying more carbon credits at higher cost to make up the shortfall.	Natural catastrophe scenario õ ☐

Key

Å	Short term	☐	Low financial impact <£100m
õ	Medium term	§	Medium financial impact £100m–£250m
ò	Long term	¢	High financial impact >£250m

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Transition risks

Risk description	Potential impact	Our response	Assumptions

Regulations governing the use
of high GWP substances have
been updated in the EU and
US.
This could lead to increasing
costs and restrict the ability
to manufacture our metered
dose inhaler (MDI) products
that use a high GWP
propellant (HFA134a).
Current trajectory scenario õ ¢
We are investing in a R&D programme to
redevelop our Ventolin (salbutamol) inhaler by
transitioning to a lower-carbon propellant that
could potentially reduce its carbon emissions
by approximately 90%, if clinical trials are
successful. Work is underway to establish
manufacturing capability for this inhaler at our
site in Evreux, France, and at strategic
contract manufacturing partners.
We already have a portfolio of dry powder
inhaler products that don’t use propellants and
that are not affected by this risk.
The financial impact assumes the reformulated product is approved by regulators and launched according to plan.

Future regulatory policy responses to address climate change could lead to the imposition of carbon taxes by countries where we manufacture and source goods from third parties.	Net zero scenario õ ☐ ò ☐ Low-carbon scenario õ ☐ ò ☐ Current trajectory scenario õ ☐ ò ☐
We are managing this risk by reducing our
value chain carbon emissions in line with our
transition plan described above. We’ll review
our carbon tax modelling in 2025 to account for
changes to announced commitments to
introduce carbon taxes since 2022.

The financial impact
assumes we deliver an
80% reduction in carbon
emissions by 2030 and
assumes carbon tax values
are as per IEA scenarios,
supplemented by data from
policy pledges for a small
number of countries.

Key

Å	Short term	☐	Low financial impact <£100m
õ	Medium term	§	Medium financial impact £100m–£250m
ò	Long term	¢	High financial impact >£250m

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Opportunity

Risk description	Potential impact	Our response	Assumptions

At COP28 in November 2023, more than 70 countries committed to provide low- carbon healthcare systems. This could lead to increasing demand for low-carbon medicines and vaccines.	No financial impact available
We’re reducing our own Scope 1 & 2 carbon
emissions, which in turn reduces the Scope 3
footprint of our customers and suppliers.
We’re investing in a R&D programme to
redevelop our Ventolin (salbutamol) inhaler by
transitioning to a lower-carbon propellant that
could potentially reduce its carbon emissions
by approximately 90%, if clinical trials are
successful.
From 2024, all newly developed or acquired
medicines will have Sustainable Design Plans
applied.
We are a founding member of the Circularity
in Primary Pharmaceutical Packaging
Accelerator (CiPPPA), which brings together
partners from across the sector to address the
sustainable packaging of medicines and
vaccines.
We are playing a leading role in developing
a new standard to measure and report the
environmental footprints of pharmaceutical
products as part of the Pharma LCA
consortium.
We’re developing methodologies to calculate
the environmental impact of products and
vaccines from a patient care pathway
perspective.
.

Key

Å	Short term	☐	Low financial impact <£100m
õ	Medium term	§	Medium financial impact £100m<£250m
ò	Long term	¢	High financial impact >£250m

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued
Metrics and targets
The metrics we use to assess climate-related risks and opportunities in line with our strategy and risk management process.

a. Disclose the metrics used by the organisation to assess climate risks and opportunities in line with its strategy and risk management process
We have considered the key metrics following the TCFD guidance of Tables A1.1 and A1.2 as well as the metrics consistent with cross-industry, climate-related metrics. Based on that, our strategic metrics are:
–Scope 1 & 2 emissions (market-based and location-based approach), described in the table below
–Scope 3 emissions, described in the table below
–% renewably sourced electricity, described in the table below
–Total supplied water, described in the table below
–Total waste and materials, described in the table below
–Responsible Business Performance Rating, as part of our senior leaders’ remuneration policy - see on page 134
–Sites that have achieved water stewardship, described in the table below
Our Responsible Business Performance Report includes more metrics used to support the strategic metrics listed above.

b. Disclose Scope 1, 2 and if applicable Scope 3 GHG emissions and related risks
In energy and carbon emissions, see table below:
–Scope 1 emissions from energy
–Scope 1 emissions from other sources
–Scope 2 emissions (market-based)
–Scope 2 emissions (location-based)
–Scope 3 emissions metrics
–Scope 1 & 2 emissions intensity metrics
Prioritised physical and transition risks are included in the Risk Table above.

c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets
Our targets (measured against a 2020 baseline where applicable) are:
– 80% absolute reduction in greenhouse gas emissions from a 2020 baseline, across all scopes, and investment in nature-based solutions for the remaining 20% of our footprint by 2030
–Net zero greenhouse gas emissions across our full value chain by 2045: 90% absolute reduction in emissions from a 2020 baseline, across all scopes, and all residual emissions neutralised
–100% renewable electricity by 2025 (Scope 2)
–Achieve good water stewardship at 100% of our sites by 2025
–Reduce overall water use in our operations by 20% in 2030
–Zero operational waste[1] by 2030
–Be water neutral in our own operations and at key suppliers in water-stressed regions by 2030
The performance against our targets is on page 49.[2]

(1)Including a 20% reduction in routine hazardous and non-hazardous waste. Target updated in 2024 to remove specific reference to the elimination of operational single-use plastics. This work has been integrated into the overall operational waste target
(2)See Basis of Reporting 2024 in the ESG resources section of gsk.com (https://www.gsk.com/en-gb/responsibility/esg-resources/) for detailed methodologies for measuring and reporting all GSK environmental KPIs
We commit to a net zero, nature positive, healthier planet, with ambitious goals set for 2030 and 2045 across our entire value chain. We report progress in reducing Scope 1 & 2 carbon emissions, Scope 3 carbon emissions, energy use, %
renewable energy, water and waste annually towards these targets in the Environment section on page 49 and in our public responses to the CDP Climate, Water and Forest questionnaires.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Climate-related financial disclosures continued

Metrics data
Carbon emissions1

Carbon emissions ‘000 tonnes CO2e	2024	2023	2022
Scope 1 emissions (from energy)	289	301	320
Scope 1 emissions (other2)	232	279	306
Scope 2 emissions (market-based)	44[4]	64	88
Scope 2 emissions (location-based)	234[4]	240	265
Scope 3 emissions[3]	–	8,983	8,995
UK Scope 1 & 2 emissions	92	102	111

Other metrics	2024	2023	2022
Scope 1 & 2 emissions from energy/sales revenue (tonnes CO2e/£m)	10.6	12.0	13.9
Scope 1 & 2 emissions from energy/FTE (tonnes CO2e/FTE)	4.9	5.2	5.9
Total energy used (GWh)	2,577[4]	2,636	2,759
UK energy used (GWh)	658	711	735
% renewably sourced electricity	90%	83%	73%
Total supplied water million m3	7.0[4]	7.4	7.5
Total supplied water in areas of high water stress million m3	0.3[4]	0.3	0.3
Total waste ‘000 metric tonnes	47.3	49.7	50.2
% sites that have achieved water stewardship	100%	100%	100%
(1)Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). We use market-based Scope 2 emissions for reporting purposes and report Scope 3 emissions across all 15 categories in our Responsible Business Performance
Report.
(2)‘Other’ refers to emissions from sales force vehicles, propellant emissions released during manufacture of inhalers (the majority of propellant emissions, released during patient use, are included in Scope 3 carbon emissions), on-site waste, or wastewater treatment and refrigerant gas losses
(3)We collect and publish Scope 3 data across 15 categories. The most recent Scope 3 data available is for 2023 as the process of compiling the 2024 data is not yet complete, except for 2024 Scope 3 emissions from patient use of inhalers, which are disclosed in the Responsible Business Performance Report.
We will publish this data once it becomes available and it will be included in the 2025 Responsible Business Performance Report
(4)Methodologies for reporting and measurements are provided in the Basis of Reporting 2024 in the ESG resources section of gsk.com (https://
www.gsk.com/en-gb/responsibility/esg-resources/)

Nature-related financial disclosures
We’re committed to contributing to a nature positive world
by avoiding and reducing nature impacts, as well as
protecting and restoring nature.
Human health relies on the fundamentals of nature: clean
air and fresh water. Nature loss has a range of negative
impacts on health, for example, reduced air quality
increases the incidence and severity of respiratory diseases and habitat degradation and deforestation are increasing
the risk of new human pathogens and pandemics.
To protect human health and get ahead of disease,
we need to protect nature.
We’re members of several working groups of the Taskforce
on Nature-related Financial Disclosures (TNFD) and were
involved in developing the TNFD Additional sector guidance
– Biotechnology and pharmaceuticals publication. We’ve
committed to make a full disclosure against the TNFD
framework in early 2026 and we’re now piloting the
framework for a second year.
Governance
The Board’s oversight of nature-related dependencies,
impacts, risks and opportunities
As described on page 62.
Management’s role in assessing and managing nature-
related dependencies, impacts, risks and opportunities
As well as the disclosure on page 62, the Sustainability
Council reviewed the results of the pilot process to set
Science Based Targets for Nature (SBTN).
A new Nature Working Group chaired by the Nature Lead
was established to support the Sustainability Council and
Steering Committee. It’s attended by representatives of
Procurement, Manufacturing, Communications and
Government Affairs, and subject matter experts.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Nature-related financial disclosures continued
Our human rights policies, engagement activities and
oversight with respect to indigenous peoples, local
communities, and other affected stakeholders
We publish our position on human rights on gsk.com. We
have a responsibility to respect human rights through our
engagements with patients, our employees, our suppliers
and the communities in which we live and operate.
We’ll continue to develop policies and procedures related to stakeholders’ engagement and human rights specifically in
relation to our assessment of impacts and our action on
nature.
~~–~~As nature investments are always context-dependant, it is key for us to work with expert partners and NGOs to make
sure project implementation includes local experts and
local communities
–Before we make decisions on protection and restoration
projects, we run a human rights assessment as part of
our broader due diligence. This allows us to understand
the local context and history, the process that partners
use or plan to use to engage and involve local
communities (including Free, Prior and Informed Consent
(FPIC) and grievance mechanisms) and how benefits will
be shared
–We’ve developed a toolkit to support project developers,
investors and buyers to understand and enable health
outcomes from protecting and restoring nature
Strategy
The nature-related dependencies, impacts, risks and
opportunities we’ve identified over the short, medium
and long term
Freshwater
Freshwater is essential for the production of our medicines
and vaccines.
Our primary operational impact on water availability is
through our own manufacturing sites and key suppliers
located in areas of water stress.
Releases of Active Pharmaceutical Ingredients are a priority focus for us regarding water quality.1 Pharmaceutical
residues may sometimes pass into the environment as
part of the normal biological process following patient use.
To a lesser extent, pharmaceuticals can also enter the
environment from unused medical products or factory
discharges.
There are concerns that long-term exposure to
pharmaceuticals in the environment can pose a risk to
environmental species, including aquatic life. The presence
of antibiotics in the environment, and its potential impact
on driving antibiotic resistance as well as reducing microbial biodiversity, is a growing concern for many stakeholders2.
(1)For more information see our public policy: https://www.gsk.com/
media/8867/gsk-position-on-pharmaceuticals-in-the-environment-
march-2022.pdf
(2)Read more about our position on antimicrobial resistance in our public policy
Land
Our primary dependency and impact on land is due to the
natural materials we source, some of which derive from
land-based commodities, a key driver of deforestation and
land use change, globally.
Oceans
Our impacts and dependencies on oceans come primarily
from two marine-derived materials that are part of
manufacturing medicines and vaccines, specifically
horseshoe crab blood and squalene.
Atmosphere
Our primary impact on air quality is from combustion of
fossil fuels in our operations and supply chain.
The effect nature-related dependencies, impacts, risks
and opportunities have on our business model, value
chain, strategy and financial planning, as well as any
transition plans or analysis in place
We’re committed to contributing to a nature-positive world in line with the Global Biodiversity Framework to halt and
reverse biodiversity loss by 2030. Our approach is through
four focus areas, which are aligned to the ‘realms’ of nature as defined by TNFD and SBTN – freshwater, land, oceans
and atmosphere – including the biodiversity of living species in them.
We’re taking action across the four realms of nature in
these ways:
–Avoiding and reducing our impacts on nature across our
full value chain
–Investing in the protection and restoration of nature
–Helping to drive collective action for nature
We set targets in 2020 with a focus on the realms of nature, as well as supportive targets on waste and materials. We
report progress against our nature plan and targets on page
49.
The resilience of our strategy to nature-related risks
and opportunities, taking into consideration different
scenarios
We manage organisational resilience to nature related risks
through the implementation of our sustainability
programme. We’re working to develop nature scenarios in
line with emerging guidance.
The locations of our direct operations that meet the criteria for priority locations
Freshwater
We’ve identified five of our sites located in three water-
stressed basins in Algeria, India and Pakistan, which we’ve
prioritised for investment in water neutrality.
Land
We’ve identified six priority sites in Belgium, France, Spain, the US and UK based on proximity to Protected Areas and
Key Biodiversity Areas.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Nature-related financial disclosures continued
Risk and impact management
Our processes for identifying, assessing and
prioritising nature-related dependencies, impacts, risks
and opportunities in our direct operations and value
chain
We’re following the TNFD LEAP (Locate, Evaluate, Assess
and Prepare) methodology to better understand our
nature-related risks and opportunities. We’re part of the first group of companies to be working with the Science Based
Target Network (SBTN) in a pilot to set validated science-
based targets for nature, starting with freshwater.
Our processes for managing nature-related dependencies,
impacts, risks and opportunities
We manage nature-related dependencies, impacts, risks
and opportunities by implementing our sustainability
programme. We set targets in 2020 with a focus on the
realms of nature, as well as supportive targets on waste
and materials.
Water
All our sites complete a GSK water stewardship
assessment and implement action plans to comply with our
standard. For our sites located in water-stressed areas, we
aim to secure certification under the Alliance for Water
Stewardship standard.
Our sites located in water-stressed areas are prioritised for catchment-level projects of water replenishment,
restoration, and regeneration activities that aim to deliver measurable environmental and social outcomes.
We’re committed to making sure discharges from the
manufacturing of active pharmaceutical ingredients (API),
including antibiotics, don’t adversely affect people or the
environment.
Land
We’re implementing land management action plans across
our estate which aim to deliver a biodiversity improvement
with a focus on our highest-priority sites.
We have an Eco-design programme to reduce the impacts
of all our products and packaging and all newly developed
or acquired medicines now have Sustainable Design Plans
applied. These use industry-leading product sustainability
methodologies to make sure we consider environmental
impact at every step of the product decision-making
process, from product design to disposal.
We’ve set ambitious standards for suppliers who provide us
with materials that are highly dependent on nature.
We have roadmaps with an aim to achieve 100% certified
paper and palm oil by 2025. We’ve engaged with
associated suppliers to map the full supply chains involved, understand existing sustainability standards, identify gaps
and establish action plans.
We’re a founding member of the Circularity in Primary
Pharmaceutical Packaging Accelerator (CiPPPA), a
collaborative initiative across the pharmaceutical supply
chain to develop and deploy solutions for the recycling of
primary pharmaceutical packaging.
Oceans
We’re working to reduce the volume of marine-derived
materials, for example through process efficiencies, and are looking to transition to alternative materials.
In the meantime, we’re working to implement our Marine
Sustainable Sourcing Standard, which outlines the specific
requirements that we ask our suppliers of marine-derived
materials to follow.
Atmosphere
In 2024, we completed an in-depth air quality assessment
with the Stockholm Environment Institute (SEI) and the
University of York, using the methodology outlined in the
Practical Guide for Business written by the Climate & Clean
Air Coalition and SEI.
We’re managing our impacts on air pollution by transitioning to renewable electricity and an electric fleet, and increasing the volumes of waste sent to circular routes of disposal.
We’re members of the Alliance for Clean Air through the
Clean Air Fund (CAF) and the World Economic Forum,
which aims to drive corporate action on clean air to
accelerate climate action and create healthy communities
around the world.
How our processes for identifying, assessing,
prioritising and monitoring nature-related risks are
integrated into and inform our overall risk management
processes
We manage any identified impacts, dependencies and
nature-related risks through our sustainability governance
structures. We’re working to develop nature scenarios in
line with emerging guidance.
Metrics and targets
We report performance against three nature metrics which
are part of our Responsible Business performance metric.
Our targets for managing our nature commitments are in
the table below.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Nature-related financial disclosures continued

Realm	Key performance indicator
Freshwater
Average of the percentage of GSK sites and suppliers compliant with wastewater active pharmaceutical ingredient (API) limits and the percentage of sites and suppliers that are compliant with the AMR Industry
Alliance Common Antibiotic Manufacturing Framework and discharge limits

Land	Percentage of paper packaging and palm oil certified
Waste and materials	Operational waste reduction at our sites
We set these targets for managing our nature commitments:

Focus area	Target
Freshwater
–100% of our sites to achieve good water stewardship by 2025 and reduce overall water use by 20% by 2030
–Be water neutral in own operations and at key suppliers in water-stressed regions by 2030
–Achieve zero impact API levels[1] for all sites and key suppliers by 2030[2]

Land	–Positive impact on biodiversity[3] at all GSK owned sites by 2030 –100% of key[4] naturally-derived materials sustainably sourced and deforestation free by 20302,
Oceans	–100% of marine-derived materials sustainably sourced by 2030
Atmosphere	–100% renewable electricity by 2025 (Scope 2)[2] –80% reduction in carbon emissions across our full value chain by 2030[2] –Net zero carbon emissions across our full value chain by 2045[2]
Waste and materials	–Zero operational waste[5] by 2030[2,6] –10% waste reduction from supply chain by 2030 –25% environmental impact reduction for our products and packaging by 2030
(1)Below the Predicted No-Effect Concentration level, as defined by the AMR Alliance and API Wastewater discharge limits
(2)Linked with the remuneration of our senior leaders
(3)Using the Natural England Biodiversity Net Gain methodology
(4)Definition clarified in 2024 to reflect priority materials
(5)Including a 20% reduction in routine hazardous and non-hazardous waste
(6)Target updated in 2024 to remove specific reference to the elimination of operational single-use plastics. This work has been integrated into the overall operational waste target

Employees by gender
Reported in compliance with the Companies Act s.212C(8):

	Male	Female	Total
Board[1]	6	6	12
Management[1,2]	8,735	9,046	17,781
All employees[3]	35,413	33,216	68,629
(1)Headcounts as of 31 December 2024
(2)Senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013
(3)‘Total’ calculated as full-time equivalent employees (FTEs) as of 31 December 2024. ‘Male’ and ‘female’ calculated by applying ‘all employees’ gender diversity percentages to ‘total’ FTE number

GSK 2024 Annual Report on Form 20-F

Group financial
review

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Financial performance summary
The Total results of the Group are set out below.

		2024		2023	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	31,376	100	30,328	100	3	7
Cost of sales	(9,048)	(28.8)	(8,565)	(28.2)	6	8
Gross profit	22,328	71.2	21,763	71.8	3	7
Selling, general and administration	(11,015)	(35.1)	(9,385)	(30.9)	17	20
Research and development	(6,401)	(20.4)	(6,223)	(20.5)	3	5
Royalty income	639	2.0	953	3.1	(33)	(33)
Other operating income/(expense)	(1,530)	(4.9)	(363)	(1.3)	>(100)	>(100)
Operating profit	4,021	12.8	6,745	22.2	(40)	(33)
Net finance costs	(547)		(677)
Share of after tax profits/(losses) of associates and joint ventures	(3)		(5)
Profit/(loss) on disposal of interest in associates and joint ventures	6		1
Profit before taxation	3,477		6,064		(43)	(34)
Taxation	(526)		(756)
Profit after taxation	2,951		5,308		(44)	(36)
Total profit attributable to non-controlling interests	376		380
Total profit attributable to shareholders	2,575		4,928
	2,951		5,308		(44)	(36)
Total earnings per share (pence)	63.2p		121.6p		(48)	(40)

Total earnings per ADS (US$)	1.62		3.02
The Core results for the Group are set out below. Reconciliations between Total results and Core results for 2024 and 2023 are set out on pages 88 to 89.

		2024		2023	Growth
	£m	% of turnover	£m	% of turnover	£%	CER%
Turnover	31,376	100	30,328	100	3	7
Cost of sales	(7,870)	(25.1)	(7,716)	(25.4)	2	4
Selling, general and administration	(8,974)	(28.6)	(9,029)	(29.8)	(1)	2
Research and development	(6,023)	(19.2)	(5,750)	(19.0)	5	7
Royalty income	639	2.0	953	3.2	(33)	(33)
Core operating profit	9,148	29.2	8,786	29.0	4	11
Core profit before taxation	8,613		8,112		6	13
Taxation	(1,462)		(1,257)		16	24
Core profit after taxation	7,151		6,855		4	11
Core profit attributable to non-controlling interest	654		572
Core profit attributable to shareholders	6,497		6,283
Core profit after taxation	7,151		6,855		4	11
Core earnings per share (p)	159.3p		155.1p		3	10

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Reporting framework
Total and Core results
The Group financial review discusses the operating and
financial performance of the Group, its cash flows and financial position and our resources. The results for each year are
compared primarily with the results of the preceding year.
Total results
Total reported results represent the Group’s overall
performance.
GSK made one update to its reporting framework in Q1 2024
which was to change the description of Adjusted results to Core to align with European peers in the pharmaceutical industry but with no change to the basis or figures. In Q2 2024 an update was made to the definition of Core results to exclude amounts greater than £25 million from the foreign currency translation reserve which are reclassified to the income statement upon
the liquidation of a subsidiary. There is no change to Total
Results.
GSK also uses a number of adjusted, non-IFRS, measures to
report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not
as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined below and
other non-IFRS measures are defined on page 78.
GSK believes that Core results, when considered together with
Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better
the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These
measures are also used by management for planning and
reporting purposes and when determining compensation. They
may not be directly comparable with similarly described
measures used by other companies.
GSK encourages investors and analysts not to rely on any
single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.
GSK is committed to continuously improving its financial
reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.
Core results
Core results exclude the following items in relation to our
operations from Total results, together with the tax effects of all of these items:
–amortisation of intangible assets (excluding computer
software and capitalised development costs)
–impairment of intangible assets (excluding computer
software) and goodwill
–Major restructuring costs, which include impairments of
tangible assets and computer software, (under specific
Board approved programmes that are structural, of a
significant scale and where the costs of individual or related projects exceed £25 million) including integration costs
following material acquisitions
–transaction-related accounting or other adjustments related to significant acquisitions
–proceeds and costs of disposals of associates, products
and businesses; significant settlement income; significant
legal charges (net of insurance recoveries) and expenses on
the settlement of litigation and government investigations;
other operating income other than royalty income, and other
items including amounts reclassified from the foreign
currency translation reserve to the income statement upon
the liquidation of a subsidiary where the amount exceeds £25 million
Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Core results.
As Core results include the benefits of Major restructuring
programmes but exclude significant costs (such as
amortisation of intangible assets except for computer software and capitalised development costs, significant legal, major
restructuring and transaction items), they should not be
regarded as a complete picture of the Group’s financial
performance, which is presented in its Total results. The
exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In
particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than
Total earnings.
GSK has undertaken a number of Major restructuring
programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly
regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete. Costs, both cash and non-cash, of these
programmes are provided for as individual elements are
approved and meet the accounting recognition criteria. As a
result, charges may be incurred over a number of years
following the initiation of a Major restructuring programme.
Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.
Reconciliations between Total and Core results, providing
further information on the key Adjusting items for 2024, 2023 and 2022, are set out on pages 88 to 90.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
Historical record of Adjusting items
The reconciliations between Total and Core operating profit from continuing operations over the last three years can be summarised as follows:

	2024 £m	2023 £m	2022 £m
Total operating profit from continuing operations	4,021	6,745	6,433
Intangible amortisation	1,002	719	739
Intangible impairment	314	398	296
Major restructuring	353	382	321
Transaction-related items	1,881	572	1,750
Significant legal, divestments and other items	1,577	(30)	(1,388)

Core results	9,148	8,786	8,151
The analysis of the impact of transaction-related items on operating profit for each of the last three years is as follows:

	2024 £m	2023 £m	2022 £m
Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,533	934	1,431
ViiV Healthcare put options and Pfizer preferential dividends	67	(245)	85
Contingent consideration on former Novartis Vaccines business	206	(187)	193
Contingent consideration on acquisition of Affinivax	(22)	44	17
Other adjustments	97	26	24

Transaction-related items	1,881	572	1,750
Full reconciliations between Total and Core results for 2022–2024 including continuing and discontinued operations are set out on pages 88 to 90. Further explanations on the Adjusting items for 2024, including the Zantac settlement, are reported on page 91.

Other non-IFRS measures
CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas
companies in Sterling had remained unchanged from those
used in the comparative period. CER% represents growth at
constant exchange rates. £% or AER% represents growth at
actual exchange rates. For those countries which qualify as
hyperinflationary as defined by the criteria set out in IAS 29
‘Financial Reporting in Hyperinflationary Economies’ (Argentina
and Turkey) CER growth is adjusted using a more appropriate
exchange rate reflecting depreciation of their respective
currencies in order to provide comparability and not to distort
CER growth rates.
Free cash flow
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on
property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for
planning and reporting purposes and in discussions with and
presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A
reconciliation of net cash inflow to free cash flow is set out on page 92.
Total net debt
Net debt is defined as total borrowings less cash, cash
equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. Please see Note 30 ‘Net Debt’ for the calculation of net debt.
Working capital
Working capital represents inventory and trade receivables
less trade payables.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
Non-controlling interests in ViiV Healthcare
Trading profit allocations
As ViiV Healthcare is a subsidiary of the Group, 100%
of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling
interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer, Inc. (Pfizer) 11.7% and
Shionogi & Co. Ltd (Shionogi) 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends
determined by the performance of certain products that each
shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall
earnings allocated to each shareholder also changes. In
particular, the increasing proportion of sales of dolutegravir-
and cabotegravir-containing products has a favourable
impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to
shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 83% of the
Core earnings of ViiV Healthcare for 2024.
Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other
operating income/(expenses).
Acquisition-related arrangements
As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV
Healthcare also agreed to pay additional future cash
consideration to Shionogi, contingent on the future sales
performance of the products being developed by that joint
venture, dolutegravir and cabotegravir. Under IFRS 3 ’Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of
acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The
liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million.
Subsequent re-measurements are reflected within other
operating income/(expenses) and within Adjusting items in the income statement in each period.
Cash payments to settle the contingent consideration are
made to Shionogi by ViiV Healthcare each quarter, based on
the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the
balance sheet liability and hence are not recorded in the
income statement, but are included in the cash flow. The cash payments made to Shionogi by ViiV Healthcare in 2024 were
£1,190 million.
As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing
difference between the charges that are recorded in the
Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle
the liability.
The cash payments are reflected in the cash flow statement
partly in operating cash flows and partly within investing
activities.  All cash payments are now reflected in operating activities. The tax relief on these payments is reflected in the
Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the
Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.
Movements in contingent consideration payable to Shionogi
were as follows:

	2024 £m	2023 £m
Contingent consideration at beginning of the year	5,718	5,890
Remeasurement through income statement and other movements	1,533	934
Cash payments: operating cash flows	(1,190)	(1,106)
Cash payments: investing activities	–	–
Contingent consideration at end of the year	6,061	5,718
Of the contingent consideration payable (on a post-tax basis) to
Shionogi at 31 December 2024, £1,127 million (31 December
2023: £1,017 million) is expected to be paid within one year.
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
Healthcare business.
The closing balances of the liabilities related to Pfizer’s
shareholding are as follows:

	2024 £m	2023 £m
Pfizer put option	915	848

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Reporting framework continued
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
Shionogi irrevocably agreed to waive its put option and, as a result, GSK de-recognised the liability for this put option on the
Group’s balance sheet directly to equity. The value of the
liability was £1,244 million when it was de-recognised.
GSK also has a call option over Shionogi’s shareholding in ViiV
Healthcare, which under the original agreements was
exercisable in six-month windows commencing in 2027, 2030
and 2032. GSK has now irrevocably agreed to waive the first
two exercise windows, but the last six-month window in 2032
remains. As this call option is at fair value, it has no value for accounting purposes.

Reporting definitions
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under
licence by the Group.
Core Operating Margin
Core operating margin is Core operating profit divided by
turnover.
COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant
and other COVID-19 solutions principally during the year 2020 -
2023 and including vaccine manufacturing and Xevudy and the
associated costs but does not include reinvestment in R&D.
This categorisation is used by management and we believe is
helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from
COVID-19 solutions during this period.
Discontinued operations
Consumer Healthcare was presented as a discontinued
operations from Q2 2022.  The demerger of Consumer
Healthcare was completed on 18 July 2022.  The Group
Income Statement and Group Cash Flow Statement distinguish
discontinuing operations from continuing operations for 2022.
General Medicines
General medicines are usually prescribed in the primary
care or community settings by general healthcare practitioners.
For GSK, this includes medicines in inhaled respiratory,
dermatology, antibiotics and other diseases.
Non-controlling interest
Non-controlling interest is the equity in a subsidiary not
attributable, directly or indirectly, to a parent.
Percentage points
Percentage points of growth which is abbreviated to ppts.
RAR (Returns and Rebates)
GSK sells to customers, both commercial and government
mandated contracts, with reimbursement arrangements that
include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue
recognition reflects gross-to-net sales adjustments as a result.
These adjustments are known as the RAR accruals and are a
source of significant estimation, uncertainty and fluctuation which can have a material impact on reported revenue from
one accounting period to the next.
Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this
comprises medicines in infectious diseases, HIV, Oncology,
Respiratory/Immunology and Other.
Turnover excluding COVID-19 solutions
Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within
Specialty Medicines related to the COVID-19 pandemic.
Management believes that the exclusion of the impact of these
COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods.
Total Operating Margin
Total Operating margin is Total operating profit divided by
turnover.
Total Earnings per share
Unless otherwise stated, Total earnings per share refers to
Total basic earnings per share.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Financial performance

Group turnover

	2024 £m	2023 £m	Growth £%	Growth CER%
Total Group turnover	31,376	30,328	3	7
Total Group pandemic	12	194	(94)	(94)
Total Group turnover ex COVID-19 solutions	31,364	30,134	4	8
Group turnover by business

● Vaccines
£9.1bn AER decline 7% CER decline 4%
● Speciality Medicines
£11.8bn AER growth 15% CER growth 19%
● General Medicines
£10.4bn AER growth 2% CER growth 6%
Group turnover by geographic region

● US
£16.4bn AER growth 4% CER growth 6%
● Europe
£6.7bn AER growth 2% CER growth 4%
● International
£8.3bn AER growth 5% CER growth 11%
GSK reports results under two segments namely Commercial
Operations and Total R&D. See Note 6, ‘Turnover and segment
information’ to the consolidated financial statements for more details.
The Commercial Operations segment has three product groups
of Vaccines, Specialty Medicines, and General Medicines.
–Vaccines products, which includes sales of Shingrix and
Arexvy
–Specialty Medicines products which includes GSK’s
marketed products for HIV, oncology, respiratory/immunology
and other specialty medicines (including Nucala)
–General Medicines products, which includes medicines in
inhaled respiratory, dermatology, antibiotics and other
diseases that are typically accessed by patients through
primary care settings
(1) Advisory Committee on Immunization Practices
(2) Centres for Disease Control and Prevention
(3) Based on data from IQVIA up until the end of Q3 2024
(4) Centers for Medicare & Medicaid Services

Vaccines
Turnover (£bn)

£9.1bn	AER decline	CER decline
	-7%	-4%
29% of Group turnover

	2024 £m	2023 £m	Growth £%	Growth CER%
Total Vaccines	9,138	9,864	(7)	(4)
Pandemic	–	150	(100)	(100)
Vaccines ex COVID-19 solutions	9,138	9,714	(6)	(3)
Vaccines sales decreased primarily due to lower demand for
Arexvy related to a more limited ACIP(1) recommendation in the
US and channel inventory consumption compared to launch
year stocking in 2023. Meningitis vaccines had their strongest year of sales to date with double-digit growth across all regions and Established vaccines continued to grow across
International and the US. Overall, Vaccines performance was
also adversely impacted due to COVID-19 solution sales and
US CDC(2) stockpile replenishments in 2023, each impacting
full year growth by 1 percentage point.
Shingles

	2024 £m	2023 £m	Growth £%	Growth CER%
Shingles	3,364	3,446	(2)	1
Sales of Shingrix a vaccine against shingles, declined 2% AER and grew 1% CER, with ex-US sales growth more than
offsetting lower sales in the US.
The US cumulative immunisation rate reached 40%, up five
percentage points compared to 12 months earlier.(3) Sales
decreased by 21% AER, 18% CER reflecting the slowing pace
of penetration of harder-to-reach unvaccinated consumers,
partially offset by favourable pricing. Shingrix sales were also negatively impacted by changes in retail vaccine prioritisation partly due to a transition to a new CMS(4) rule that changed how pharmacies process reimbursements from payers.
Shingrix grew significantly in International, driven by a national immunisation programme in Australia and supply to our co-
promotion partner in China. In Europe, Shingrix sales growth was driven by expanded public funding and higher uptake
across multiple countries, partly offset by lower demand in
Germany. Markets outside the US represented 56% of 2024
global sales (2023: 45%), with Shingrix launched in 52
countries. The overwhelming majority of ex-US Shingrix
opportunity is concentrated in 10 markets where the average
immunisation rate is around 7% with significantly higher uptake in funded cohorts.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Meningitis

	2024 £m	2023 £m	Growth £%	Growth CER%
Meningitis	1,437	1,260	14	18
Meningitis vaccines achieved double-digit growth. Bexsero, a vaccine against meningitis B, achieved sales of over £1 billion for the first time. Growth was primarily due to favourable pricing mix and increased full year purchases from the CDC in the US, recommendation in Germany and launch in Vietnam.
RSV

	2024 £m	2023 £m	Growth £%	Growth CER%
RSV (Arexvy)	590	1,238	(52)	(51)
Arexvy, a RSV(1) vaccine for older adults had declining sales in the year. US sales decreased due to lower demand partly
related to a more limited recommendation from ACIP for
individuals aged 60 to 74. Sales were also adversely impacted by channel inventory consumption compared to the launch year stocking in 2023. Arexvy maintained the market leading position in retail where the overwhelming majority of doses are
administered. More than ten million US adults(2) aged 60 and older at risk have been protected by Arexvy since the launch in
Q3 2023.
In countries outside the US, sales growth reflected uptake
following a positive recommendation in Germany, initial tender deliveries in Saudi Arabia and new launch inventory builds in
Australia and Brazil, partly offset in the quarter by lower
demand in Canada. While Arexvy is approved in 59 markets
globally, 17 countries had national RSV vaccination
recommendations for older adults and 6, including the US, had reimbursement programmes in place at the year end.
Influenza

	2024 £m	2023 £m	Growth £%	Growth CER%
Influenza	408	504	(19)	(16)
Fluarix/FluLaval sales decreased driven by competitive
pressure and lower market demand primarily in the US.
Established Vaccines

	2024 £m	2023 £m	Growth £%	Growth CER%
Established Vaccines	3,339	3,266	2	6
Established Vaccines growth reflected increased sales of
Hepatitis vaccines across all regions, higher US market share and European demand for Boostrix and increased International supply and US uptake of MMR/V(3) vaccines. This was partly
offset by adverse CDC stockpile movements for Rotarix and
Infanrix/Pediarix. Established Vaccine sales in 2024 included around £130 million of non-repeating contracted sales including divested brands which have now ceased.
(1) Respiratory syncytial virus (2) Based on data from IQVIA
(3) Measles, mumps, rubella and varicella
(4) Based on sales data from 2024 and 2023: DoT Volume Market Share -
IQVIA , GERS(France), Czech State Institute for Drug Control (SUKL),
DLI Market Intelligence (Denmark), farmINFORM (Netherlands),
Cegedim Healthcare (Romania)

Specialty Medicines
Turnover (£bn)

£11.8bn	AER growth	CER growth
	15%	19%
38% of Group Turnover

	2024 £m	2023 £m	Growth £%	Growth CER%
Total Specialty Medicines	11,810	10,244	15	19
Pandemic	12	44	(73)	(73)
Speciality Medicines ex COVID-19 solutions	11,798	10,200	16	19
Specialty Medicines sales grew by double-digit percentages
reflecting continued growth across disease areas, with strong performances in HIV, Respiratory/Immunology and Oncology.
HIV

	2024 £m	2023 £m	Growth £%	Growth CER%
HIV	7,089	6,444	10	13
HIV sales continue to grow double-digits driven by strong
patient demand for long-acting injectable medicines
(Cabenuva, Apretude) and Dovato. This demand primarily
reflected a 2 percentage point(4) increase in market share
compared to the prior period which contributed 10 percentage points of growth in 2024. The remainder of the growth was
driven by favourable in-year pricing, including the positive impact from channel mix.
Oral 2DR

	2024 £m	2023 £m	Growth £%	Growth CER%
Oral 2DR	2,924	2,480	18	21
Sales of Oral 2DR (Dovato, Juluca) now represent 42% of the
total HIV portfolio. Dovato, the first and only once-daily oral
2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents continues to be the largest product in the HIV portfolio with sales of £2,239 million in 2024 and growing 23% AER, 27% CER versus 2023.
Long-Acting Medicines

	2024 £m	2023 £m	Growth £%	Growth CER%
Long-Acting Medicines	1,292	857	51	55
Long-Acting Injectable Medicine sales contributed over 50% of the total HIV growth in 2024. Cabenuva, the only complete
long-acting injectable regimen for HIV treatment, reached sales of £1,013 million in 2024, growing 43% AER, 47% CER, due to
strong patient demand across US and Europe. Apretude, the
first long-acting injectable option for HIV prevention delivered sales of £279 million in 2024, growing 87% AER, 93% CER
compared to 2023.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Respiratory/Immunology and other

	2024 £m	2023 £m	Growth £%	Growth CER%
Respiratory/Immunology and Other	3,299	3,025	9	13
Sales primarily comprised contributions from Nucala in
respiratory and Benlysta in immunology. Sales growth in the full year was delivered for both Nucala and Benlysta, driven by
patient demand globally across US, European and International markets.
Nucala

	2024 £m	2023 £m	Growth £%	Growth CER%
Nucala	1,784	1,655	8	12
Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA), and hypereosinophilic syndrome
(HES). Sales growth was driven particularly by strong
performance in Europe and International regions, reflecting
higher patient demand for treatments addressing eosinophilic-
led disease.
Benlysta

	2024 £m	2023 £m	Growth £%	Growth CER%
Benlysta	1,490	1,349	10	14
Benlysta, a monoclonal antibody treatment for Lupus, continues to grow by double-digit percentages representing strong
demand and volume growth in US, European and International
regions, with bio-penetration rates having increased across
many markets.
Oncology

	2024 £m	2023 £m	Growth £%	Growth CER%
Oncology	1,410	731	93	98
Strong Oncology sales growth continued driven by increasing
patient demand for Zejula, a PARP(1) inhibitor, Jemperli, a
PD-1(2) blocking antibody, and Ojjaara/Omjjara, a daily JAK1/
JAK2 and ACVR1(3) inhibitor.
Zejula

	2024 £m	2023 £m	Growth £%	Growth CER%
Zejula	593	523	13	17
Zejula, a PARP inhibitor treatment for ovarian cancer, grew by double-digit percentages, with strong growth delivered across all regions with sustained increases in patient demand and
higher volumes, further enhanced by positive price impacts in the US.
(1) PARP: a Poly ADP ribose polymerase
(2) PD-1: a programmed death receptor-1 blocking antibody
(3) JAK1/JAK2 and ACVR1: once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
(4) Chronic obstructive pulmonary disease
(5) Average manufacturer price
Jemperli

	2024 £m	2023 £m	Growth £%	Growth CER%
Jemperli	467	–	>100	>100
Jemperli, a medicine for first-line treatment in combination with chemotherapy for patients with primary advanced or recurrent endometrial cancer, continued to grow strongly. Strong sales were driven largely by increased patient uptake in the US,
following Q3 2024 FDA approval expanding the indication to
include all adult patients with primary advanced or recurrent endometrial cancer.
Ojjaara/Omjjara

	2024 £m	2023 £m	Growth £%	Growth CER%
Ojjaara/Omjjara	353	–	>100	>100
Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly largely driven by the US with continued
uptake in patients since its product launch in Q3 2023. Sales included increasing contributions from Europe and International regions following launches in the UK and Germany in Q1 2024, and in Japan in Q3 2024.

General Medicines
Turnover (£bn)

£10.4bn	AER growth	CER growth
	2%	6%
33% of Group turnover
Sales include contributions from both the Respiratory and Other
General Medicine portfolios. Sales growth was primarily driven by Trelegy, a COPD(4) and asthma medicine, with strong
demand across all regions. Performance was adversely
impacted by the removal of the AMP(5) cap on Medicaid drug
prices in the US. This removal impacted Advair, Flovent, and
Lamictal due to significant pricing reductions, reduced
commercial contracting, and the decision to discontinue
branded Flovent. However, this has been fully offset by the
increased use of authorised generic versions of Advair and
Flovent while, significantly, continuing to provide access to patients.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Respiratory

	2024 £m	2023 £m	Growth £%	Growth CER%
Respiratory	7,213	6,825	6	10
Sales growth reflected Trelegy's strong performance in all
regions. In the US adverse impacts from the removal of the
AMP cap were fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to
medicines for patients.
Trelegy

	2024 £m	2023 £m	Growth £%	Growth CER%
Trelegy	2,702	2,202	23	27
Trelegy is the most prescribed SITT(1) treatment worldwide for
COPD and asthma. Sales grew 23% AER, 27% CER in the
year, driven largely by volume growth, whilst also benefiting from favourable pricing. Strong volume growth continued
across all regions reflecting patient demand, SITT class growth, and increased market share. Overall favourable pricing in the year was driven by US channel mix price adjustments in the
first six months of  2024, which moderated in the second half.
Seretide/Advair

	2024 £m	2023 £m	Growth £%	Growth CER%
Seretide/Advair	1,057	1,139	(7)	(3)
Seretide/Advair is a combination treatment used to treat
asthma and COPD. Sales decreased in Europe and
International reflecting continued generic erosion by competitor products. This was partially offset by growth in the US driven largely by favourable impacts from channel mix adjustments.
Other general medicines

	2024 £m	2023 £m	Growth £%	Growth CER%
Other general medicines	3,215	3,395	(5)	–
Other general medicines’ growth decreased 5% at AER and
was flat at CER, with growth in antibiotics and dermatology in
International markets offset by global declines from continued
generic competition across the portfolio.
(1) Single inhaler triple therapy
Turnover by regions
US

	2024 £m	2023 £m	Growth £%	Growth CER%
Total	16,384	15,820	4	6
Pandemic	10	10	–	10
Excluding COVID	16,374	15,810	4	6
Specialty Medicines double-digit growth in the year was driven by strong Oncology and HIV performance, and continued
growth in Nucala and Benlysta. Vaccine sales decreased
primarily in Arexvy due to lower demand related to a more
limited ACIP recommendation and related channel inventory
consumption compared to the 2023 launch year stocking.
Shingrix also decreased reflecting lower demand driven by the continued challenge of activating harder-to-reach consumers.
General Medicine’s growth in the year was primarily driven by increased demand for Trelegy, with strong volume growth from higher patient demand and growth of the SITT market as well
as favourable price benefits. Performance continues to be
impacted following the removal of the AMP cap on Medicaid
drug prices, which particularly impacted Advair, Flovent and
Lamictal. This was fully offset by the increased use of
authorised generic versions of Advair and Flovent, providing access to medicines for patients.
Europe

	2024 £m	2023 £m	Growth £%	Growth CER%
Total	6,666	6,564	2	4
Pandemic	1	133	(99)	(99)
Excluding COVID	6,665	6,431	4	6
Specialty Medicines sales grew by double-digits in the year due to continued strong performance in Oncology, Benlysta in
immunology, and Nucala in respiratory including the benefit
from new indication launches. HIV growth continued at a mid-
to-high single-digit percentage.Vaccine sales grew in the year excluding the adverse impact of COVID-19 sales in 2023.
Shingrix growth was driven by expanded public funding across several markets, partly offset by lower demand in Germany.
Bexsero and Arexvy sales increased following
recommendations in Germany. General Medicines sales were
broadly stable. Strong double-digit growth for Trelegy and
Anoro was offset by decreases across other general medicine
products.
International

	2024 £m	2023 £m	Growth £%	Growth CER%
Total	8,326	7,944	5	11
Pandemic	1	51	(97)	>(100)
Excluding COVID	8,325	7,893	5	12
Specialty Medicine’s double-digit growth in the  year was driven by HIV, Nucala in Respiratory, Benlysta in Immunology, and
Oncology. Vaccine sales grew strongly in the year driven by
Shingrix related to the national immunisation program in
Australia and supply to our co-promotion partner in China
together with strong momentum in Meningitis vaccines and
single-digit growth in Established Vaccines sales. General
Medicines sales decreased 3% at AER and grew 3% at CER,
with strong growth in Trelegy, Augmentin and dermatology
products, partially offset by a decrease in other general
medicine products.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Cost of sales

	2024 £m	2023 £m	Growth £%	Growth CER%
Total cost of sales	(9,048)	(8,565)	6	8
% of sales	28.8%	28.2%	0.6	0.2
Core cost of sales	(7,870)	(7,716)	2	4
% of sales	25.1%	25.4%	(0.4)	(0.7)
Total and Core cost of sales as a percentage of sales benefited from price and channel mix benefits, as well as ongoing mix
benefits in higher margin Specialty Medicines products, and
supply chain efficiencies. These benefits were offset in the year by charges of £150 million in Q4 2024 to drive future supply chain efficiencies. Total cost of sales also increased due to additional amortisation for Zejula and Jemperli.
Selling, general and administration

	2024 £m	2023 £m	Growth £%	Growth CER%
Total selling, general and administration	(11,015)	(9,385)	17	20
% of sales	35.1%	30.9%	4.2	3.8
Core selling, general and administration	(8,974)	(9,029)	(1)	2
% of sales	28.6%	29.8%	(1.2)	(1.3)
Total SG&A growth was primarily driven by the increase in
Significant legal costs reflecting the charge of £1.8 billion ($2.3 billion) in Q3 2024 in relation to Zantac for the State Courts
Settlement, the Qui Tam Settlement, and the remaining 7% of
pending state court product liability cases, partially offset by reduced future legal costs. Since that time, the vast majority of the remaining state court cases have been resolved or been
dismissed such that less than 1% of the state court cases
remain (see details on page 265).
Core SG&A growth was broadly flat at AER, with growth at
CER driven by continued disciplined investment to support
global market expansion and disease awareness for key assets including Arexvy, Nucala, Shingrix and Jemperli, and
investment behind long-acting HIV medicines. Growth was
partly offset by a 1 percentage point favourable impact of the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal.
Research and development

	2024 £m	2023 £m	Growth £%	Growth CER%
Total research and development	(6,401)	(6,223)	3	5
% of sales	20.4%	20.5%	(0.1)	(0.4)
Core research and development	(6,023)	(5,750)	5	7
% of sales	19.2%	19.0%	0.2	–
Total R&D growth was driven by an increase in Core R&D
investment, partly offset by lower impairment charges
compared with the full year 2023.
Core R&D investment increased driven by progression across
the portfolio.
In Specialty Medicines, investment increased in Respiratory,
Immunology and Inflammation to support late-stage clinical
development programmes for camlipixant (refractory chronic
cough), the long-acting TSLP asset acquired from the Aiolos
acquisition, bepirovirsen (chronic hepatitis B) and Benlysta
(autoimmune diseases), with ongoing strong investment in
depemokimab (asthma and eosinophilic inflammation).
In Oncology, increased investment reflected acceleration on
antibody-drug-conjugates (ADCs) including those acquired from
Hansoh Pharma at the end of 2023, and studies into Blenrep
(multiple myeloma) and Jemperli (endometrial cancer). In HIV investment increased on next-generation long-acting treatment and preventative medicines.
In Vaccines, clinical trial programmes associated with the
pneumococcal Multi Antigen Presenting System (MAPS)
technology and mRNA continued to drive investment.
These increases were partly offset by reductions following the launches of Arexvy and Ojjaara, and progression to completion of gepotidacin and Zejula studies.
Royalty income

	2024 £m	2023 £m	Growth £%	Growth CER%
Total royalty income	639	953	(33)	(33)
Core royalty income	639	953	(33)	(33)
The decrease in Total and Core royalty income primarily
reflected the cessation of the majority of Gardasil royalties at the end of 2023, with 2024 Gardasil royalties of £42 million
(2023: £472 million).
This was partly offset by increases in Kesimpta and Biktarvy royalties.
Other operating income/(expense)

	2024 £m	2023 £m	Growth £%	Growth CER%
Other operating income/ (expenses)	(1,530)	(363)	>(100)	>(100)
Other operating expense reflected a charge of £1,839 million
(2023: £546 million) principally arising from the remeasurement of contingent consideration liabilities (CCL). This primarily reflected improved longer term HIV prospects as well as
smaller foreign currency movements compared to 2023 and an
increase in liability for the Vaccines CCL. This was partly offset by higher other net income of £287 million (2023: £200 million)
as well as a fair value gain of £22 million (2023: £17 million loss) on the retained stake in Haleon plc.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Operating profit

	2024 £m	2023 £m	Growth £%	Growth CER%
Total operating profit	4,021	6,745	(40)	(33)
% of sales	12.8%	22.2%	(9.4)	(8.3)
Core operating profit	9,148	8,786	4	11
% of sales	29.2%	29.0%	0.2	0.9
Total operating profit and margin were lower primarily due to the charge of £1.8 billion ($2.3 billion) for the Zantac
settlement, higher CCL charges driven by improved longer term
HIV prospects and other remeasurements as well as
unfavourable foreign currency movements, additional
amortisation for Zejula and Jemperli, and minimal movements
on Haleon plc shares (2023 fair value loss).
Core operating profit growth benefited from strong Specialty
Medicines sales performance, with favourable product and
regional mix. This was partly offset by increased investment in
R&D and growth assets, and lower royalty income. 2024 also
includes a favourable impact from the reversal of the legal
provision taken in Q1 2023 for the Zejula royalty dispute,
following a successful appeal.
The adverse impact of lower sales of COVID-19 solutions had a two percentage points impact in the full year on Total and Core operating profit growth and a 0.4 percentage point impact on
Total and Core operating profit margin.
Core operating profit by business

	2024 £m	2023 £m	Growth £%	Growth CER%
Commercial operations	15,335	14,656	5	9
% of sales	48.9%	48.3%	0.5	1.0
R&D	(5,845)	(5,607)	4	7
Commercial Operations Core operating profit benefited from
strong Specialty Medicines sales performance and favourable
product and regional mix, as well as price and channel mix
benefits and supply chain efficiencies, and a reversal of the
Zejula royalty dispute legal provision in Q1 2024. This was
partly offset by charges to drive future supply chain efficiencies, continued disciplined investment in growth assets and lower
royalty income.
The R&D segment operating expenses growth was driven by
continued spend across the portfolio, and increased investment in Specialty Medicines including camlipixant, bepirovirsen and
Benlysta, as well as the long-acting TSLP asset acquired as
part of the Aiolos acquisition. In Oncology, increased
investment in Jemperli and ADC assets was offset by
investment decreases following the launches of Ojjaara and
progression to completion of Zejula studies. In HIV, investment on long-acting medicines continued, and in Vaccines,
pneumococcal (MAPS) and mRNA continued to drive
investment.
Net finance costs

	2024 £m	2023 £m	Growth £%	Growth CER%
Total net finance cost	(547)	(677)	(19)	(18)
Core net finance cost	(532)	(669)	(20)	(19)
The decrease in net finance costs was mainly driven by lower interest on short-term financing as a result of cash received from the disposal of all Haleon plc shares, savings from
maturing bonds, and higher interest income on cash, partly
offset by fair value movements on net investment hedges. The comparator to 2023 also benefited from the net cost of bond
buybacks completed in Q1 2023.
Share of after tax profits of associates and
joint ventures
The share of after tax loss of associates and joint ventures was
£3 million (2023: £5 million share of loss).
Profit on disposal of interest in associates
In 2024, the Group also reported a profit on disposal of
interests in associates and joint ventures of £6 million (2023:
£1 million profit).
Profit before tax
Taking account of net finance costs, the share of profits or losses of associates and profit or loss on disposal of interest in associates,Total profit before taxation was £3,477 million
compared with £6,064 million in 2023.
Taxation

	2024 £m	2023 £m
UK current year charge	186	207
Rest of world current year charge	1,458	1,371
Charge/(credit) in respect of prior periods	(92)	43
Total current taxation	1,552	1,621
Total deferred taxation	(1,026)	(865)
Taxation on total profits	526	756
The charge of £526 million represented an effective tax rate on
Total results of 15.1% (2023: 12.5%) and reflected the different tax effects of the various Adjusting items. Tax on Core profit amounted to £1,462 million and represented an effective Core tax rate of 17.0% (2023: 15.5%). Issues related to taxation are described in Note 14, ‘Taxation’ to the financial statements. The
Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent
upon the outcome of agreements with relevant tax authorities.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial performance continued
Non-controlling interests (NCI)

	2024 £m	2023 £m	Growth £%	Growth CER%
Total continuing	376	380	(1)	8
Core	654	572	14	20
The decrease in total NCIs at AER was driven by lower ViiV
Healthcare Total profits, reflecting adverse currency impacts, with an allocation of £356 million (2023: £374 million). The increase in Total NCIs at CER was driven by higher ViiV
Healthcare Total profits (partly offset by a higher
remeasurement loss on the CCL) as well as higher net profits in some of the Group's other entities.
The increase in Core NCIs primarily reflected higher core profit allocations from ViiV Healthcare, with £634 million in 2024
(2023: £566 million), as well as higher net profits in some of the
Group’s other entities with NCIs.
Earnings per share from operations

	2024 £m	2023 £p	Growth £%	Growth CER%
Total earnings per share	63.2p	121.6p	(48)	(40)
Core earnings per share	159.3p	155.1p	3	10
The decrease in Total EPS was primarily due to a charge of
£1.8 billion ($2.3 billion) for the Zantac settlement (see details on page 266) and higher CCL charges.
The increase in the Core EPS primarily reflected the growth in
Core operating profit as well as lower finance costs, partly offset by a higher effective taxation rate and higher non-
controlling interests. Lower sales of COVID-19 solutions
reduced Core EPS by two percentage points in the full year.
Currency impact on results

	2024 £m/£p	2023 £m/£p	Growth £%	Growth CER%
Turnover	31,376	30,328	3	7
Total earnings per share	63.2p	121.6p	(48)	(40)
Core earnings per share	159.3p	155.1p	3	10
The adverse currency impact primarily reflected the
strengthening of Sterling against the US Dollar, Euro, Yen and emerging market currencies. Exchange gains or losses on the
settlement of intercompany transactions had a negligible impact on Total and Core EPS.
Dividends
The Board has declared four interim dividends resulting in a total dividend for the year of 61p per share. The GSK Group
dividend in 2023 was 58p per share. Please refer to Note 16,
'Dividends' to the financial statements.
Dividend policy
Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to
shareholders. On 23 June 2021, at the GSK Investor Update,
GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio
through the investment cycle. Consistent with this, GSK
declared an increased dividend of 16p for Q4 2024 and 61p per share for full year 2024. The expected dividend for 2025 is 64p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Adjusting items

Core results reconciliation 31 December 2024	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit	22,328	947		163	40	28	23,506
Operating profit	4,021	1,002	314	353	1,881	1,577	9,148
Profit before taxation	3,477	1,002	314	354	1,881	1,585	8,613
Profit after taxation	2,951	794	251	274	1,570	1,311	7,151
Profit attributable to shareholders	2,575	794	251	274	1,292	1,311	6,497
Basic earnings per share (pence)	63.2p	19.5p	6.1p	6.7p	31.7p	32.1p	159.3p

Weighted average number of shares (millions)	4,077						4,077

The following adjustments are made in arriving at Core gross profit
Cost of sales	(9,048)	947		163	40	28	(7,870)

The following adjustments are made in arriving at Core operating profit
Selling, general and administration	(11,015)			160	2	1,879	(8,974)
Research and development	(6,401)	55	314	9			(6,023)
Other operating (expense)/income	(891)			21	1,839	(330)	639

The following adjustments are made in arriving at Core profit before tax
Net finance costs	(547)			1		14	(532)
Share of after tax losses of associates and joint ventures	(3)						(3)
Profit/(loss) on disposal of interest in associates	6					(6)	–

The following adjustments are made in arriving at Core profit after tax
Taxation	(526)	(208)	(63)	(80)	(311)	(274)	(1,462)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests	376				278		654

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Adjusting items continued

Core results reconciliation 31 December 2023	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit	21,763	647		164	13	25	22,612
Operating profit	6,745	719	398	382	572	(30)	8,786
Profit before taxation	6,064	719	398	383	572	(24)	8,112
Profit after taxation	5,308	565	304	300	472	(94)	6,855
Profit attributable to shareholders	4,928	565	304	300	280	(94)	6,283
Basic earnings per share (pence)	121.6p	13.9p	7.5p	7.4p	6.9p	(2.2p)	155.1p

Weighted average number of shares (millions)	4,052						4,052

The following adjustments are made in arriving at Core gross profit
Cost of sales	(8,565)	647		164	13	25	(7,716)

The following adjustments are made in arriving at Core operating profit
Selling, general and administration	(9,385)			216	13	127	(9,029)
Research and development	(6,223)	72	398	2		1	(5,750)
Other operating (expense)/income	590				546	(183)	953

The following adjustments are made in arriving at Core profit before tax
Net finance costs	(677)			1		7	(669)
Share of after tax losses of associates and joint ventures	(5)						(5)
Profit/(loss) on disposal of interest in associates	1					(1)	–

The following adjustments are made in arriving at Core profit after tax
Taxation	(756)	(154)	(94)	(83)	(100)	(70)	(1,257)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests	380				192		572

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Adjusting items continued

Core results reconciliation 31 December 2022	Total results £m	Profit from discontinued operations £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Significant legal, Divestments and other items £m	Core results £m
Gross profit from continuing operations	19,770		648		102	45	18	20,583
Operating profit from continuing operations	6,433		739	296	321	1,750	(1,388)	8,151
Profit before taxation from continuing operations	5,628		739	296	323	1,750	(1,378)	7,358
Profit after taxation from continuing operations	4,921		589	232	236	1,508	(1,266)	6,220
Profit after taxation from discontinued operations	10,700	(10,700)
Total profit after taxation	15,621	(10,700)	589	232	236	1,508	(1,266)	6,220
Profit attributable to shareholders from continuing operations	4,461		589	232	236	1,373	(1,266)	5,625
Profit attributable to shareholders from discontinued operations	10,495	(10,495)
Total profit attributable to shareholders	14,956	(10,495)	589	232	236	1,373	(1,266)	5,625
Basic earnings per share (pence) from continuing operations	110.8p		14.6p	5.8p	5.9p	34.1p	(31.5)p	139.7p
Basic earnings per share (pence) from discontinued operations	260.6p	(260.6)p
Total Basic earnings per share (pence)	371.4p	(260.6)p	14.6p	5.8p	5.9p	34.1p	(31.5)p	139.7p
Weighted average number of shares (millions)	4,026							4,026

The following adjustments are made in arriving at Core gross profit from continuing operations
Cost of sales	(9,554)		648		102	45	18	(8,741)

The following adjustments are made in arriving at Core operating profit from continuing operations
Selling, general and administration	(8,372)				180	13	51	(8,128)
Research and development	(5,488)		91	296	39			(5,062)
Other operating (expense)/income	523					1,692	(1,457)	758

The following adjustments are made in arriving at Core profit before tax from continuing operations
Net finance costs	(803)				2		10	(791)
Share of after tax losses of associates and joint ventures	(2)							(2)

The following adjustments are made in arriving at Core profit after tax from continuing operations
Taxation	(707)		(150)	(64)	(87)	(242)	112	(1,138)

The following adjustments are made in arriving at Core profit attributable to shareholders
Profit attributable to non-controlling interests from continuing operations	460					135		595
Profit attributable to non-controlling interests from discontinued operations	205	(205)
Total profit attributable to non-controlling interests	665	(205)				135		595

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Adjusting items continued
Intangible asset amortisation
See page 211 for description and information on Intangible
asset amortisation.
Intangible asset impairment
See page 211 for description and information on Intangible
asset impairment. No individual intangible asset accounted for a material impairment.
Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated
manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes,
particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.
Major restructuring costs are those related to specific Board-
approved Major restructuring programmes and are excluded
from Core results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller-scale restructuring costs are retained within
Total and Core results.
Total Major restructuring charges incurred in 2024 were £353 million (2023: £382 million), analysed as follows:

			2024			2023
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m
Separation restructuring programme	200	36	236	199	117	316
Significant acquisitions	59	1	60	65	1	66
Legacy programmes	48	9	57	(1)	1	–
	307	46	353	263	119	382
The Separation restructuring programme incurred cash
charges of £200 million primarily from the restructuring of some commercial and administrative functions as well as Global
Supply Chain. The non-cash charges of  £36 million  primarily reflected the write-down of assets in administrative and
manufacturing locations.
The programme focussed on the separation of GSK into two
separate companies and is now largely complete. The
programme has delivered its target of £1.1 billion of annual savings, with total costs expected at £2.4 billion, with cash charges of £1.7 billion and non-cash charges of £0.7 billion.
Costs of significant acquisitions relate to integration costs of
Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus)
acquired in Q2 2023 and Aiolos acquired in Q1 2024.
Cash charges of £48 million under Legacy programmes
primarily arose from the divestment of the cephalosporins
business.
Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of
£1,881 million (2023: £572 million), the majority of which
related to charges/(credits) for the remeasurement of
contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in
ViiV Healthcare.

Charge/(credit)	2024 £m	2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,533	934
ViiV Healthcare put options and Pfizer preferential dividends	67	(245)
Contingent consideration on former Novartis Vaccines business	206	(187)
Contingent consideration on acquisition of Affinivax	(22)	44
Other adjustments	97	26
Total transaction-related charges	1,881	572
The £1,533 million charge relating to the contingent
consideration for the former Shionogi-ViiV Healthcare joint
venture represented an increase in the valuation of the
contingent consideration due to Shionogi, driven by £1,107
million from updated future sales forecasts and exchange rates, and the unwind of the discount for £426 million.
The  £67 million charge relating to the ViiV Healthcare put
option and Pfizer preferential dividends represented an
increase in the valuation of the put option primarily as a result of updated sales forecasts partly offset by higher preference dividends. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 79.
The £206 million charge relating to the contingent
consideration on the former Novartis Vaccines business
primarily related to changes to future sales forecasts.
The £22 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts.
Significant legal charges, Divestments and
other items
Significant legal charges in the full year primarily reflected the
Q3 2024 charge of £1.8 billion ($2.3 billion) in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and
the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs.
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.
Divestments and other items primarily included other net
income from milestones and dividends related to investments, as well as amounts reclassified from the foreign currency
translation reserve to the income statement upon the liquidation of subsidiaries.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Cash generation and conversion
A summary of the consolidated cash flow statement is set out below.

	2024 £m	2023 £m
Total net cash inflow from operating activities	6,554	6,768
Total net cash (outflow) from investing activities	(1,229)	(1,595)
Total net cash inflow/(outflow) from financing activities	(4,726)	(5,641)
Increase /(decrease) in cash and bank overdrafts	599	(468)

Cash and bank overdrafts at beginning of year	2,858	3,425
Exchange adjustments	(54)	(99)
Increase /(decrease) in cash and bank overdrafts	599	(468)
Cash and bank overdrafts at end of year	3,403	2,858

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,870	2,936
Overdrafts	(467)	(78)
	3,403	2,858
Reconciliation of net cash inflow from
operating activities to free cash inflow
A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2024 £m	2023 £m
Net cash inflow/(outflow) from operating activities	6,554	6,768
Purchase of property, plant and equipment	(1,399)	(1,314)
Proceeds from sale of property, plant and equipment	65	28
Purchase of intangible assets	(1,583)	(1,030)
Proceeds from sale of intangible assets	131	12
Net finance costs	(494)	(651)
Dividends from joint ventures and associates	15	12
Contingent consideration paid (reported in investing activities)	(19)	(11)
Distributions to non-controlling interests	(416)	(412)
Contribution from non-controlling interests	9	7
Free cash inflow	2,863	3,409
Net cash generated from operating activities was £6,554 million
(2023: £6,768 million), including £672 million payments for the
Zantac settlement. The increase excluding Zantac reflected
higher Core operating profit, the benefit of Q4 2023 Arexvy
receivables' collections in Q1 2024, lower pension contributions and lower corporation tax payments, partly offset by the timing impact from lower returns and rebates, including the impact of the removal of the AMP cap, and lower receivables at the end of the year.
Capital expenditure and financial investment
Cash payments for tangible fixed assets amounted to £1,399
million (2023: £1,314 million) and intangible fixed assets
amounted to £1,583 million (2023: £1,030 million) and
disposals realised £196 million (2023: £40 million). The
increase in intangible assets primarily related to acquisitions during the year and an upfront payment to CureVac N.V. for
£342 million. Cash payments to acquire equity investments
amounted to £103 million (2023: £123 million ) and sales of
equity investments realised £2,356 million (2023: £1,832
million).
Free cash flow
Free cash flow is the amount of cash generated by the Group
after meeting our obligations for contingent consideration,
interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2024 £m	2023 £m
Free cash inflow	2,863	3,409
Total cash payments to Shionogi in relation to the ViiV
Healthcare contingent consideration liability in the year were
£1,190 million (2023: £1,106 million), all of which was
recognised in cash flows from operating activities. These
payments are deductible for tax purposes.
Future cash flow
Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Risk
Factors’ discussed on pages 277 to 285. We may from time to
time have additional demands for finance, such as for
acquisitions and share repurchases. We have access to
multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.
The Group, has in its opinion, sufficient working capital to meet its present requirements.
Please refer to "Group financial review” in the GSK Annual
Report on Form 20-F for the year ended 31 December 2023 for
a discussion of 2023 financial results compared to 2022.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Financial position and resources

	2024 £m	2023 £m
Assets
Non-current assets
Property, plant and equipment	9,227	9,020
Right of use assets	846	937
Goodwill	6,982	6,811
Other intangible assets	15,515	14,768
Investments in associates and joint ventures	96	55
Other investments	1,100	1,137
Derivative instruments	1	–
Deferred tax assets	6,757	6,049
Other non-current assets	1,942	1,584
Total non-current assets	42,466	40,361

Current assets
Inventories	5,669	5,498
Current tax recoverable	489	373
Trade and other receivables	6,836	7,385
Derivative financial instruments	109	130
Current equity investments	–	2,204
Liquid investments	21	42
Cash and cash equivalents	3,870	2,936
Assets held for sale	3	76
Total current assets	16,997	18,644
Total assets	59,463	59,005

Liabilities
Current liabilities
Short-term borrowings	(2,349)	(2,813)
Contingent consideration liabilities	(1,172)	(1,053)
Trade and other payables	(15,335)	(15,844)
Derivative financial instruments	(192)	(114)
Current tax payable	(703)	(500)
Short-term provisions	(1,946)	(744)
Total current liabilities	(21,697)	(21,068)

Non-current liabilities
Long-term borrowings	(14,637)	(15,205)
Corporation tax payable	–	(75)
Deferred tax liabilities	(382)	(311)
Pensions and other post-employment benefits	(1,864)	(2,340)
Other provisions	(589)	(495)
Contingent consideration liabilities	(6,108)	(5,609)
Other non-current liabilities	(1,100)	(1,107)
Total non-current liabilities	(24,680)	(25,142)
Total liabilities	(46,377)	(46,210)
Net assets	13,086	12,795

Total equity	13,086	12,795
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
The total cost of our property, plant and equipment at
31 December 2024 was £19,710 million, with a net book value
of £9,227 million. Of this, land and buildings represented
£2,766 million,, plant, equipment and vehicles £4,147 million and assets in construction £2,314 million. In 2024, we
invested £1,393 million in new property, plant and equipment.
This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various
worldwide sites to support new product development and
launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is
financed from our liquid resources. At 31 December 2024, we
had contractual commitments for future capital expenditure of
£754 million. We believe that our property and plant facilities are adequate for our current requirements.
Right of use assets
Right of use assets amounted to £846 million at 31 December
2024 compared with £937 million at 31 December 2023. The
decrease in the year primarily reflected depreciation of
£211 million, and disposals and impairments amounting to
£102 million, partially offset by additions of £230 million.
Goodwill
Goodwill increased to £6,982 million at 31 December 2024,
from £6,811 million primarily as a result of £210 million from acquisitions-related transactions, partially offset by exchange rate losses and other small movements of £39 million.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2024 was £15,515
million (2023: £14,768 million). The increase primarily reflected additions, net of disposals and write-offs, of £2,585 million partly offset by impairment losses, net of reversals and
amortisation, of £1,771 million and exchange rate losses of £91 million.
Investments in associates and joint ventures
We held investments in associates and joint ventures with a
carrying value at 31 December 2024 of £96 million (2023:
£55 million). See Note 21, 'Investments in associates and joint ventures' to the financial statements, for more details.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Current equity investments
Current equity investments amounted to £nil at 31 December
2024 (2023: £2,204 million). Current equity investments
comprise equity investments which the Group holds with the
intention to sell and which it may sell in the short term. Where acquired with this intention, they are measured at fair value through the profit and loss (FVTPL). They are initially recorded at fair value plus transaction costs and then remeasured at
subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement. During 2024,
the disposal of the remaining Haleon plc shares resulted in
gross proceeds of £2,226 million (2023: £1,863 million).
Other investments
At 31 December 2024 we held other investments with a
carrying value of £1,100 million (2023: £1,137 million). The most significant investments held at 31 December 2024 were
in WAVE Life Sciences Ltd, SR One Capital Fund I-B, LP and
Crispr Therapeutics AG. These investments had a fair value at
31 December 2024 of £165 million (2023: £55 million), £135
million (2023: £102 million) and £101 million (2023: : £158
million) respectively. The other investments included equity stakes in companies with which we have research
collaborations, and which provide access to biotechnology
developments of potential interest and interests in companies that arise from business divestments.
Derivative financial instruments: assets
We held current derivative financial assets at fair value of £109 million (2023: £130 million). The majority of these financial instruments related to foreign exchange contracts both
designated and not designated as accounting hedges..
Inventories
Inventories amounted to £5,669 million (2023: £5,498 million)
at 31 December 2024.
Trade and other receivables
Trade and other receivables amounted to £6,836 million (2023:
£7,385 million) at 31 December 2024. The decrease is mainly
driven by lower Arexvy sales in the US.
Deferred tax assets
Deferred tax assets amounted to £6,757 million (2023: £6,049 million) at 31 December 2024.
Derivative financial instruments: liabilities
We held current derivative financial liabilities at fair value of
£192 million: 2023: £114 million). This is primarily related to foreign exchange contracts both designated and not
designated as accounting hedges.
Trade and other payables
At 31 December 2024, trade and other payables were £15,335
million compared with £15,844 million at 31 December 2023.
The decrease was primarily driven by lower returns and rebates accruals. See Note 29, 'Trade and other payables' to the
financial statements.
Provisions
We carried deferred tax provisions and other short-term and
non-current provisions of £2,917 million at 31 December 2024
(2023: £1,550 million). Other provisions at the year-end
included £1,446 million (2023: £267 million) related to legal and other disputes, including the Zantac settlement, and £273
million (2023: £282 million) related to Major restructuring
programmes. Provision has been made for legal and other
disputes, indemnified disposal liabilities, employee-related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.
Pensions and other post-employment
benefits
We account for pension and other post-employment
arrangements in accordance with IAS 19. The net deficits were
£103 million (2023: £763 million) on pension arrangements and
£863 million (2023: £943 million) on unfunded post-employment liabilities. See Note 31, 'Pensions and other post-employment benefits' to the financial statements.
Other non-current liabilities
Other non-current liabilities amounted to £1,100 million at
31 December 2024 (2023: £1,107 million).
Contingent consideration liabilities
Contingent consideration amounted to £7,280 million at
31 December 2024 (2023: £6,662 million), of which £6,061
million (2023: £5,718 million) represented the estimated
present value of amounts payable to Shionogi relating to ViiV
Healthcare, £502 million (2023: £516 million) ) represented the estimated present value of contingent consideration payable to the former shareholders of Affinivax and £575 million (2023:
£424 million) represented the estimated present value of
contingent consideration payable to Novartis related to the
Vaccines acquisition.
The liability due to Shionogi was £289 million in respect of preferential dividends. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page
79.
Of the total contingent consideration payable (on a post-tax basis) at 31 December 2024, £1,127 million (2023: £1,107
million) is expected to be paid within one year to Shionogi. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax
discount rates.
The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8%, the Affinivax contingent consideration
liability is discounted at 9.0%, and the Novartis Vaccines
contingent consideration liability is discounted partly at 8.0%
and partly at 9.0%.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Maturity profile of bond debt
£m equivalent
$
$
$
$
$
$
€
€
€
€
€
€
€
£
£
£
£
£
£
¥
£
€
€

$ US bonds	€ EUR bonds	£ GBP bonds	¥ JPY bonds
Net debt

	2024 £m	2023 £m
Liquid investments	21	42
Cash and cash equivalents	3,870	2,936
Short-term borrowings	(2,349)	(2,813)
Long-term borrowings	(14,637)	(15,205)
Net debt the end of the year	(13,095)	(15,040)
At 31 December 2024, net debt was £13.1 billion, compared
with £15.0 billion as at 31 December 2023, comprising gross
debt of £17.0 billion and cash and liquid investments of £3.9 billion. Net debt decreased by £1.9 billion primarily due to £2.9 billion net cash inflow, after £0.7 billion of Zantac settlement payments, and £2.4 billion proceeds from the disposal of
investments, primarily due to sale of the remaining retained stake in Haleon plc. This was partly offset by the net acquisition costs of Aiolos and Elsie Biotechnologies of £0.8 billion and dividends paid to shareholders of £2.4 billion.
At 31 December 2024, GSK had short-term borrowings
(including overdrafts and lease liabilities) repayable within
12 months of £2.3 billion and £1.4 billion repayable in the
subsequent year.
At 31 December 2024, GSK’s cash and liquid investments were
held as follows::

	2024 £m	2023 £m
Bank balances and deposits	2,590	1,942
US Treasury and Treasury repo only money market funds	300	155
Liquidity funds	980	839
Cash and cash equivalents	3,870	2,936
Liquid investments – government securities	21	42
	3,891	2,978
Cash and liquid investments of £3.1 billion (2023:£2.2 billion))
were held centrally at 31 December 2024.
The analysis of cash and gross debt after the effects of hedging is as follows:

	2024 £m	2023 £m
Liquid investments	21	42
Cash and cash equivalents	3,870	2,936
Gross debt – fixed	(16,060)	(16,898)
– floating	(924)	(1,120)
– non-interest bearing	(2)	–
Net debt	(13,095)	(15,040)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Movements in net debt

	2024 £m	2023 £m
Total net debt at beginning of year	(15,040)	(17,197)
Increase/(decrease) in cash and bank overdrafts	599	(468)
Increase/(decrease) in liquid investments	(21)	(72)
Repayment of long-term loans(1)	1,615	2,260
Issue of long-term notes	(1,075)	(223)
Net (increase)/decrease in short-term loans	811	333
Increase in other short-term loans(2)	(266)	–
Repayment of other short-term loans(2)	81	–
Repayment of lease liabilities	226	197
Net investments/(debt) of subsidiary undertakings acquired	–	50
Exchange adjustments	117	554
Other non-cash movements	(142)	(474)
Decrease/(increase) in net debt	1,945	2,157
Total net debt at end of year	(13,095)	(15,040)

(1)
Repayment of long-term loans for 2024 of £1,615 million (2023: £2,260 million; 2022: £6,668 million) includes the current portion of long-term borrowings of £1,615 million (2023: £2,116 million; 2022: £5,074 million)
which was classified as short term borrowing on the balance sheet and previously presented as repayment of short-term loans.

(2)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months.
Total equity
At 31 December 2024, total equity had increased from
£12,795 million at 31 December 2023 to £13,086 million.
A summary of the movements in equity is set out below:

	2024 £m	2023 £m
Total equity at beginning of year	12,795	10,096
Total comprehensive income for the year	2,778	4,991
Deconsolidation of former subsidiaries	(2)	–
Dividends to shareholders	(2,444)	(2,247)
Shares issued	20	10
Changes in non-controlling interests	4	–
Hedging gain/loss transferred to non-financial assets	(6)	36
Share-based incentive plans	344	307
Tax on share-based incentive plans	4	7
Contributions from non-controlling interests	9	7
Distributions to non-controlling interests	(416)	(412)
Total equity at end of year	13,086	12,795
Share purchases
At 31 December 2024, GSK held 169.2 million shares as
Treasury shares (2023: 197.1 million shares) at a cost of
£2,958 million (2023: £3,447 million), which has been deducted from retained earnings.
On 5 February, GSK announced an intention to commence a
£2 billion share buyback programme, to be implemented over
the next 18 months. The programme commenced on 24
February 2025.
In 2024, 27.8 million Treasury shares were transferred to the
Employee Share Ownership Plan (ESOP) Trusts. Shares are
held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes..
A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy
exercises through market purchases rather than the issue of
new shares. The shares held by the Trusts are matched to
options and awards granted.
At 31 December 2024, the ESOP Trusts held 64.3 million
(2023: 58.8 million) GSK shares against the future exercise
of share options and share awards and for the Executive
Supplemental Savings plan. The carrying value of
£397 million (2023: £288 million) has been deducted from
other reserves. The market value of these shares was £866
million (2023: £853 million).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Financial position and resources continued
Contractual obligations and commitments
Financial commitments are summarised in Note 36,
'Commitments' and Note 44, ‘Financial instruments and related disclosures’ to the financial statements. The amounts below
represent the anticipated undiscounted contractual cash flows for the Group’s key financial commitments.
At 31 December 2024, the Group anticipates gross contractual cash flows of £16 billion for borrowings (excluding interest) of which £2 billion is payable within one year and £14 billion is payable after one year. Total undiscounted interest payable on these loans amounts to £5.2 billion of which £0.5 billion is payable within one year and £4.7 billion is payable after more than one year. Commitments in respect of loans and future
interest payable on loans are disclosed before taking into
account the effect of derivatives. Refer to Note 44. ‘Financial instruments and related disclosures’ on page 245 for more
details.
At 31 December 2024, the Group had intangible assets capital commitments of £19 billion. Of these, £1 billion would fall due within one year and £18 billion would fall due after more than one year. These commitments include milestone payments,
which are dependent on successful clinical development or on meeting specified sales targets, and which represent the
maximum that would be paid if all milestones, however unlikely, were to be achieved. The amounts are not risk-adjusted or
discounted. Refer to Note 36. ‘Commitments’ on page 232 for
more details.
At 31 December 2024, the Group anticipates gross contractual cash flows of £1.1 billion for lease liabilities (excluding interest)
of which £0.2 billion is payable within one year and £0.9 billion is payable after one year. Total undiscounted interest payable on lease liabilities amounts to £0.2 billion, most of which is payable after more than one year.  Refer to Note 44. ‘Financial instruments and related disclosures’ on page 261 for more
details.
At 31 December 2024, the Group had property, plant and
equipment capital commitments of £0.8 billion of which £0.5
billion  is payable within one year and £0.3 billion is payable after one year.  Refer to Note 36. ‘Commitments’ on page 232 for more details.
At 31 December 2024, the Group had £0.2 billion of
investment commitments of which £0.1 billion is payable within one year and £0.1 billion is payable after one year.
Contingent liabilities
Other contingent liabilities are set out in Note 35, 'Contingent liabilities' to the financial statements.
The following table sets out contingent liabilities, comprising guarantees and other items arising in the normal course of
business, and when they are expected to expire.

	Total	Under 1 yr	1-3 yrs	3-5 yrs	5 yrs+
	£m	£m	£m	£m	£m
Guarantees	6	4.0	1.0	–	1.0
Other contingent liabilities	20	–	3.0	9.0	8.0
Total	26	4.0	4.0	9.0	9.0
In the normal course of business, we have provided various
indemnification guarantees in respect of business disposals
in which legal and other disputes have subsequently arisen.
A provision is made where an outflow of resources is
considered probable and a reliable estimate can be made of
the likely outcome of the dispute and this is included in Note 32,
'Other provisions' to the financial statements.
We provide for the outcome of tax, legal and other disputes
when an outflow of resources is considered probable and a
reliable estimate of the outflow may be made. At 31 December
2024, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle
disputes where the possibility of there being an outflow was more than remote.
The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Risk factors’ on pages 277 to 285 and Note 47, 'Legal proceedings'
to the financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Approach to tax
Business makes a major contribution to the public purse
through its tax contribution. This includes direct taxes (such as corporate income tax) and indirect taxes (such as VAT,
environmental taxes and customs duties) as well as other taxes
(such as employment taxes and property taxes). It is therefore important that companies explain their approach to tax. This helps inform dialogue about tax and tax policy.
We are supportive of efforts to ensure companies are
appropriately transparent about how their tax affairs are
managed. To this end, our Tax Strategy is set out in detail
within the Public policies section of our website and we
regularly engage in discussions with stakeholders who are
keen to understand our tax profile and our approach to tax.
We support the exchange of country-by-country reporting
(CBCR) data between tax authorities as, validated against
existing information held on taxpayers, it will support their ability to ensure multinational groups pay the right amount of tax in the right places. Our published Tax Strategy includes a
summary of our country-by-country reporting (CBCR) data.
As a global biopharmaceutical company, we have a substantial business and employment presence in many countries around
the world and pay a significant amount of tax. This includes corporate income tax and other business taxes, and tax
associated with our employees. We also collect a significant amount of tax on behalf of governments, such as income tax
from payments to our employees and VAT along our supply
chain. Further information in relation to GSK’s total tax
contribution, giving a better reflection of our overall fiscal contribution in a particular country, can be found in our
published Tax Strategy.
We are subject to taxation throughout our supply chain. The
worldwide nature of our operations means that our cross-
border supply routes, necessary to ensure supplies of
medicines into numerous countries, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation (with profits taxed in more than one country).
To mitigate the risk of double taxation, profits are recognised in territories by reference to the activities performed there and the value they generate. To ensure the profits recognised in
jurisdictions are aligned to the activity undertaken there, and in line with current OECD guidelines, we base our transfer pricing policy on the arm’s length principle and support our transfer prices with economic analysis and reports.
We do not engage in artificial tax arrangements – those without business or commercial substance. We do not seek to avoid
tax by the use of ‘tax havens’ or transactions we would not fully disclose to a tax authority. We have a zero-tolerance approach to tax evasion and the facilitation of tax evasion.
Tax risk in all countries in which we operate is managed
through robust internal policies, processes, training and
compliance programmes. Our Board of Directors, supported by
the Audit & Risk Committee (ARC), are responsible for
approving our tax policies and risk management arrangements
as part of our wider risk management and internal control
framework. Our Risk Oversight and Compliance Council
(ROCC) and the Audit and Assurance function help the ARC
oversee tax risks and the strategies used to address them.
We seek to maintain open and constructive relationships with tax authorities worldwide, meeting regularly to discuss our tax affairs and real time business updates wherever possible to
support their work and help manage tax risk in accordance with our framework.
We monitor government debate on tax policy in our key
jurisdictions so that we can understand and share an informed point of view regarding any potential future changes in tax law, in support of a transparent and sustainable tax system. Where relevant, we provide pragmatic and constructive business input to tax policy makers either directly or through industry trade bodies, to help inform reforms that support economic growth
and job creation.
In 2024, the Group corporate tax charge was £526 million
(2023: £756 million) on profits before tax of £3,477 million
(2023: £6,064 million) representing an effective tax rate of
15.1% (2023: 12.5%). We made cash tax payments of £1,307
million in the year (2023: £1,328 million). In addition to the taxes we pay on our profits, we pay duties, levies, transactional and employment taxes.
The Group’s Total tax rate for 2024 of 15.1% (2023: 12.5%)
was lower than the Core tax rate reflecting the different tax effects of various Adjusting items, including the impact of
amortisation and impairments of intangible assets at higher tax rates and the impact of the Zantac settlement.
Our Core tax rate for 2024 was 17% (2023: 15.5%). The rate
continues to benefit from innovation incentives available in key territories in which we operate, such as the UK and Belgium
Patent Box regimes, albeit at a reduced level following
introduction of global minimum corporate tax rate provisions, in line with the OECD’s Pillar 2 model rules, with effect from 1
January 2024.
Further details about our corporate tax charges for the year are set out in Note 14 'Taxation' to the financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Treasury policies
We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the
Group’s external and internal funding requirements and
financial risks in support of our strategic objectives. GSK
operates on a global basis, primarily through subsidiary
companies, and we manage our capital to ensure that our
subsidiaries are able to operate as going concerns and to
optimise returns to shareholders through an appropriate
balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 10 October 2024. A Treasury Management Group
(TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its
members receive management information relating to these
activities.
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
Capital management
GSK’s financial strategy, implemented through the Group’s
financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital
structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets ratings of at least A2/A (Moody's/
S&P), through the cycle.
Liquidity risk management
GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding
requirements are monitored by the TMG on a regular basis.
Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.
Each day, we sweep cash to or from a number of global
subsidiaries to central treasury accounts for liquidity
management purposes.
Interest rate risk management
GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.
Foreign exchange risk management
Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency
income with local currency costs where possible. Foreign
currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading
transactions are matched centrally and we manage inter-
company payment terms to reduce foreign currency risk.
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
Counterparty risk management
We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings
from Moody’s and Standard & Poor’s. Usage of these limits is actively monitored and any breach of these limits would be
reported to the Chief Financial Officer immediately.
In addition, relationship banks and their credit ratings are reviewed regularly so that, when changes in ratings occur,
changes can be made to investment levels or to authority limits as appropriate. All banking counterparty limits are reviewed at least annually.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Capital allocation
Capital allocation framework to support
investment and returns
Priority is to invest for growth, coupled with attractive
shareholder returns
(1)£2bn share buyback programme to be completed over 18 months
Our capital allocation framework to support
investment and returns
Our capital allocation framework means our first priority
remains to invest in the business, with capital allocated towards development of the pipeline, both organic and targeted
business development.
We also remain committed to delivering attractive returns to shareholders and pursuing a progressive dividend policy,
guided by a 40 to 60 percent pay-out ratio through the
investment cycle. In setting its dividend policy, GSK considers the priorities of the Group and its investment strategy for
growth, alongside the sustainability of the dividend.
Consistent with this, and reflecting strong business
performance during the year, GSK declared an increased
dividend of 61p per share for the full year 2024. The expected dividend for 2025 is 64p.
In the event of surplus cash, the excess would be considered for further returns to shareholders. We remain committed to
maintaining a balance sheet with a strong investment grade
credit rating.
Given the significant transformation since the demerger, we
now have a strong balance sheet, which gives us a high level of flexibility for the acceleration of organic investments and further business development, whilst also enabling a step up in
shareholder returns. We expect to augment our dividend with a
£2 billion share buyback programme to be completed over the
next 18 months.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued

Critical accounting policies
The Group consolidated financial statements have been
prepared in accordance with UK-adopted international
accounting standards in conformity with the requirements of the
Companies Act 2006 and the International Financial Reporting
Standards (IFRS) as issued by the International Accounting
Standard Boards (IASB).
We are required to make estimates and assumptions that
affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.
The critical accounting policies relate to the following areas:
–Turnover
–Taxation (Note 14)
–Legal and other disputes (Note 47)
–Contingent liabilities (Note 35)
–Pensions and other post-employment benefits (Note 31)
–Impairment of intangible assets (Note 20)
Information on the judgements and estimates made in these
areas is given in Note 3, 'Critical accounting judgements and key sources of estimation uncertainty' to the financial
statements.
Turnover
In respect of the turnover accounting policy, our largest
business is US Commercial Operations, and the US market
has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Commercial Operations:
–We have arrangements with certain indirect customers
whereby the customer is able to buy products from
wholesalers at reduced prices. A chargeback represents the
difference between the invoice price to the wholesaler and
the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the
terms of each agreement, historical experience and product
growth rates.
–Customer rebates are offered to key managed care and
Group Purchasing Organisations and other direct and
indirect customers. These arrangements require the
customer to achieve certain formulary status, performance
targets relating to the value of product purchased or pre-
determined market shares relative to competitors. The
accrual for customer rebates is estimated based on the
specific terms in each agreement, historical experience and
product growth rates.
–The US Medicaid programme is a state-administered
programme providing assistance to certain poor and
vulnerable patients. In 1990, the Medicaid Drug Rebate
Program was established to reduce state and federal
expenditure on prescription drugs. In 2010, the Patient
Protection and Affordable Care Act became law. We
participate by providing rebates to states. Accruals for
Medicaid rebates are calculated based on the specific terms
of the relevant regulations or the Patient Protection and
Affordable Care Act.
–Cash discounts are offered to customers to encourage
prompt payment. These are accrued for at the time of
invoicing and adjusted subsequently to reflect actual
experience.
–We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts
invoiced, together with market-related information such as
stock levels at wholesalers, anticipated price increases and competitor activity.
A reconciliation of gross turnover to net turnover for US
Commercial Operations is as follows:

	2024		2023		2022
	£m	Margin %	£m	Margin %	£m	Margin %
Gross turnover	30,484	100	32,359	100	29,814	100

Market-driven segments	(7,704)	(25)	(8,874)	(27)	(8,275)	(28)
Government mandated and state programmes	(5,394)	(18)	(6,385)	(20)	(6,218)	(21)
Cash discounts	(502)	(2)	(566)	(2)	(536)	(2)
Customer returns	(272)	(1)	(344)	(1)	(255)	(1)
Prior year adjustments	631	2	591	2	780	3
Other items	(859)	(3)	(961)	(3)	(768)	(2)
Total deductions	(14,100)	(47)	(16,539)	(51)	(15,272)	(51)
Net turnover	16,384	53	15,820	49	14,542	49
Market-driven segments consist primarily of managed care and
Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments
consist primarily of Medicaid and federal government
programmes which receive government-mandated pricing via
rebates and chargebacks.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Group financial review continued Critical accounting policies continued
Overall sales deduction as a percentage of sales have
decreased year over year in line with our commercial
contracting strategy, movement in product mix and steps taken to address removal of the Average Manufacturer Price (AMP)
Cap. Deductions within the year were split approximately as
follows: General Medicines 61%, Specialty Medicines 28% and
Vaccines 11%.
At 31 December 2024, the total accrual for  discounts, rebates, allowances and returns for US Commercial Operations
amounted to £5,235 million (2023: £5,951 million).
A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses
gross sales volumes, prescription volumes based on third-party data sources and information received from key wholesalers.
The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.
On this basis, US Commercial Operations inventory levels at
wholesalers and in other distribution channels at 31 December
2024 were estimated to amount to approximately four weeks of turnover. This calculation uses third-party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.
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
statements.
Like many pharmaceutical companies, we are faced with
various complex product liability, anti-trust and patent litigation, as well as investigations of our operations conducted by
various governmental regulatory agencies. Throughout the
year, the General Counsel of the Group, as head of the Group’s legal function, supported by the Senior Vice President and
Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the
Chief Executive Officer, the Chief Financial Officer and the
Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.
These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters
such as the number of claims notified to us, information on
potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement
levels and potential reimbursement by insurers.
The meetings also include an assessment of whether or not
there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the
disputes. Often, external counsel assisting us with various
litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are
discussed further in Note 47, 'Legal proceedings' to the
financial statements.

GSK 2024 Annual Report on Form 20-F

Corporate
governance

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

The Board

Sir Jonathan Symonds, CBE Non-Executive Chair Age: 65 Nationality: British Appointed: 1 September 2019
Skills and experience
Jon has extensive international financial, life sciences and governance experience.
Jon served as an Independent Non-Executive Director of HSBC Holdings plc from April 2014 and as Chairman of the Group Audit Committee from 1 September 2014 and Deputy Group
Chairman from August 2018, until his retirement from the Board in February 2020. He was previously Chairman of HSBC Bank plc, Chief Financial Officer of Novartis AG, Partner and
Managing Director of Goldman Sachs, Chief Financial Officer of AstraZeneca plc, and a Partner
at KPMG. Jon was previously a Senior Advisor to Chatham House.
Jon is a Fellow of the Institute of Chartered Accountants in England and Wales, an Honorary
Fellow of the Oxford School of Pharmacology, and an Honorary Member of the Academy of
Medical Sciences.
External appointments
Non-Executive Director, Genomics England Limited having previously served as its Chairman;
Non-Executive Chair, Energy Aspects; Member, European Round Table for Industry; Member,
Investor & Issuer Forum (I&IF) Steering Committee.

Dame Emma Walmsley Chief Executive Officer Age: 55 Nationality: British Appointed: 1 January 2017 Chief Executive Officer from 1 April 2017
Skills and experience
Before being appointed as GSK’s CEO, Emma was the CEO of GSK Consumer Healthcare, a
joint venture between GSK and Novartis, from its creation in March 2015. Emma joined GSK in
2010 from L’Oreal, having worked there for 17 years in a variety of roles in Paris, London, New
York and Shanghai. Emma’s position as an Independent Director of Microsoft, Inc., further supplements the technology and cyber security experience she brings to the Board.
Emma holds an MA in Classics and Modern Languages from Oxford University.
External appointments
Independent Director, Microsoft, Inc.

Julie Brown Chief Financial Officer Age: 62 Nationality: British Appointed: 1 May 2023
Skills and experience
Julie has an extensive financial and life sciences background, having been the Group CFO of
Smith & Nephew from 2013 to 2017 and serving as a Non-Executive Director and Audit Chair of
Roche Holding AG from 2016 to 2022. Before this, Julie was Interim Group CFO of AstraZeneca plc, having worked in a wide range of commercial, strategic and financial positions across three continents over a 25 year period. Julie was also Chief Operating Officer and CFO and Executive
Director of Burberry Group plc from 2017 to 2023, where her responsibilities included Finance,
Transformation, Information Technology and oversight of cyber security, Investor Relations and
Sustainability.
Julie is a Fellow of the Institute of Chartered Accountants and the Institute of Tax.
External appointments
Co-Chair, CFO Leadership Network, Accounting for Sustainability (part of the King Charles III
Charitable Fund Group of Companies); Patron, Oxford University Women in Business; Non-
Executive Director and Chair of the Audit Committee, Diageo plc.

Elizabeth (Liz) McKee Anderson Independent Non-Executive Director Age: 67 Nationality: American Appointed: 1 September 2022
Skills and experience
Liz brings significant experience in commercial biopharmaceuticals and is a seasoned biotech board member. Her significant experience in commercial biopharmaceuticals, both operationally and at Board level, as well as her deep understanding of the biotechnology sector and application of technology, are invaluable to GSK as a pure biopharma company.
Before her current roles, Liz served as Worldwide Vice President and commercial leader in infectious diseases and vaccines and also for immunology and oncology at Janssen
Pharmaceuticals, and as Vice President and General Manager at Wyeth Vaccines. Liz was also previously a Board member of Huntsworth Plc and a Board Member and Chair of the Science,
Technology and Investment Committee of Bavarian Nordic A/S. Liz has a degree in Engineering and Technical Management and an MBA in Finance.
External appointments
Board Member, BioMarin Pharmaceutical, Inc; Board Member, Revolution Medicines, Inc; Board
Member, Insmed, Inc; Trustee, The Wistar Institute; Director, Aro Biotherapeutics Company, a
private company.

A
R
N

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
S
N
A
C
R

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

The Board continued

Charles Bancroft Senior Independent Non-Executive Director Age: 65 Nationality: American Appointed: 1 May 2020 Senior Independent Non-Executive Director from 18 July 2022
Skills and experience
Charlie has a wealth of financial and management experience in global biopharma.
Charlie retired from a successful career at Bristol Myers Squibb (BMS) in March 2020 where he held a number of leadership roles in commercial, strategy and finance. Beginning his career at
BMS in 1984, he held positions of increasing responsibility within the finance organisation and had commercial operational responsibility for Latin America, Middle East, Africa, Canada, Japan
and several Pacific Rim countries. He was appointed Chief Financial Officer in 2010, Chief
Financial Officer and Executive Vice President, Global Business Operations in 2016 and
Executive Vice President and Head of Integration and Strategy & Business Development in
2019. As Chief Financial Officer, Charlie had line management responsibility for Information
Technology, including cyber security. Charlie successfully steered BMS through a period of strategic transformation, including its $74 billion acquisition of Celgene. Charlie also served as a member of the Board of Colgate-Palmolive Company from 2017 until March 2020.
External appointments
Board Member, Kodiak Sciences Inc; Board Member, BioVector Inc; Advisory Board Member,
Drexel University’s LeBow College of Business; Advisor, Patent Protection Research.
The Board determined that Charlie has recent and relevant financial experience and agreed that he has the appropriate qualifications and background to be an audit committee financial expert.

Dr Hal Barron
Non-Executive Director
Age: 62
Nationality: American
Appointed: 1 January 2018
Chief Scientific Officer and
President, R&D from 1 April 2018
Transitioned to the role of Non-Executive
Director on 1 August 2022

Skills and experience
Hal has had a distinguished career in biosciences, with a strong track record of research and development (R&D). He joined the Board of GSK in 2018 as Chief Scientific Officer and
President, R&D, where he brought a new approach to R&D which focused on science related to the immune system, the use of human genetics and advanced technologies to help identify the next generation of transformational medicines. In August 2022, he transitioned to a Non-
Independent Non-Executive Director, with additional responsibilities to support R&D.
Before joining GSK, Hal was President, R&D at Calico LLC (California Life Company), an
Alphabet-funded company that uses advanced technologies to increase understanding of lifespan biology. Hal was previously Executive Vice President, Head of Global Product
Development, and Chief Medical Officer of Roche, responsible for all the products in the combined portfolio of Roche and Genentech. At Genentech, he was Senior Vice President of
Development and Chief Medical Officer. Hal was a Non-Executive Director and Chair of the
Science & Technology Committee at Juno Therapeutics, Inc until March 2018, when it was acquired by Celgene Corporation. He previously served as a Non-Executive Board Director of
GRAIL, Inc and an Advisory Board Member of Verily Life Sciences LLC.
External appointments
CEO and Board Co-Chair, Altos Labs Inc; Associate Adjunct Professor, Epidemiology &
Biostatistics, University of California, San Francisco.

Dr Anne Beal Independent Non-Executive Director Age: 62 Nationality: American Appointed: 6 May 2021
Skills and experience
Anne brings extensive healthcare experience to the Board as a physician and entrepreneur combined with a passion for patient advocacy. She is a recognised health policy expert in the development of global and national programmes for improving healthcare access for all patient groups and in ensuring the voice of patients is reflected in research programmes.
Prior to her current roles, Anne spent six years at Harvard Medical School and Massachusetts
General Hospital, where she was an instructor in paediatrics. She has also held leadership roles at the Commonwealth Fund and the Aetna Foundation. Anne was previously Deputy Executive
Director and Chief Engagement Officer for The Patient-Centered Outcomes Research Institute in
the US and Chief Patient Officer and Global Head of Patient Solutions at Sanofi. In addition,
Anne was previously a member of the Board of Academy Health.
External appointments
Founder and CEO, AbsoluteJOI Skincare; Board Member, Prolacta Bioscience; Board Member,
Omada Health, Inc; Member of Board of Trustees, Brown University.

A
N
R
S
R
C
N

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
S
N
A
C
R

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

The Board continued

Wendy Becker Independent Non-Executive Director Age: 59 Nationality: American Appointed: 1 October 2023
Skills and experience
Wendy is a highly experienced Non-Executive Director and has held significant leadership positions in a wide range of global businesses in public, private and non-profit sectors. She possesses a wealth of strategic and consumer marketing expertise in particular across the technology and life sciences sectors.
Wendy has strong executive management experience, having been Chief Executive Officer at
Jack Wills Limited, Group Chief Marketing Officer at Vodafone Group plc and Partner at
McKinsey & Company. Wendy’s interest in science, healthcare and medical research dates to her time at McKinsey, where she worked with a range of healthcare clients in the US and
Europe. This was furthered during the years that she served on the Board of Cancer Research
UK. More recently, Wendy spent time as a Non-Executive Director of NHS England and as Chair of the British Heart Foundation.
Wendy has held several Non-Executive Director roles, amongst others, as Chair of the
Remuneration Committees of Great Portland Estates plc and Ocado Group plc, a member of the
Remuneration and Audit Committees of Whitbread plc and Senior Independent Director and
Chair of the Remuneration Committee of Oxford Nanopore Technologies plc.
Through her current and prior roles in technology companies, Wendy adds to the Board’s experience in cyber security.
External appointments
Chair of Logitech International S.A.; Vice Chair of the Board and Chair of the Compensation
Committee, Sony Group Corporation; Member of the governing bodies of the University of
Oxford; Trustee, University of Oxford.

Dr Harry (Hal) C Dietz Independent Non-Executive Director and Scientific & Medical Expert Age: 66 Nationality: American Appointed: 1 January 2022
Skills and experience
Hal brings extensive experience in the field of human genetics which is central to GSK’s approach to R&D. He is a former President of the American Society of Human Genetics and is
recognised as the world’s leading authority on the genetic disorder known as Marfan Syndrome.
He also brings experience in developing novel therapies, particularly in relation to disease-
modifying treatments for fibrotic and neurodegenerative diseases. In total, Hal has authored 282 original publications in peer-reviewed journals during his career.
As a physician scientist, he has dedicated his entire career to the care and study of individuals with heritable connective tissue disorders with primary perturbations of extracellular matrix homeostasis and function. His lab has identified the genes for many of these conditions, for which he uses model systems to explain disease mechanisms.
Hal has received many prestigious awards including the Curt Stern Award from the American
Society of Human Genetics, the Colonel Harland Sanders Lifetime Achievement Award in
Medical Genetics, the Taubman Prize for excellence in translational medical science, the
Harrington Prize from the American Society for Clinical Investigation and the Harrington
Discovery Institute, the Pasarow Award in Cardiovascular Research, the InBev-Baillet Latour
Health Prize from Belgium, and the Research Achievement Award from the American Heart
Association.
He is an inductee of the American Society for Clinical Investigation, the American Association for
the Advancement of Science, the Association of American Physicians, the National Academy of
Medicine, and the National Academy of Sciences. Hal was previously an Investigator at the
Howard Hughes Medical Institute.
External appointments
Victor A. McKusick Professor of Paediatrics, Medicine, and Molecular Biology & Genetics in the
Department of Genetic Medicine, The Johns Hopkins University School of Medicine; Non-
Executive Board Director, Altius Institute for Biomedical Sciences; Independent Chair, GSK’s
Human Genetics Scientific Advisory Board.

S
A
R
N
C

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
S
N
A
C
R

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

The Board continued

Dr Jesse Goodman Independent Non-Executive Director and Scientific & Medical Expert Age: 73 Nationality: American Appointed: 1 January 2016
Skills and experience
Jesse brings scientific and public health expertise to the Board’s deliberations. He has a wealth of experience spanning science, medicine, vaccines, regulation and public health, and has a proven record in addressing pressing public health needs in both the academic and federal sectors.
Jesse previously served in senior leadership positions at the US Food and Drug Administration
(FDA), including most recently as the FDA’s Chief Scientist and previously as Deputy
Commissioner for Science and Public Health and as Director of the Center for Biologics
Evaluation and Research (CBER).
Jesse played a leadership role in developing the FDA’s Regulatory Science and Medical
Countermeasures Initiatives and has worked collaboratively with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism. He led the FDA’s response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior
Leadership Team for the 2010 White House Medical Countermeasure Review. Jesse was
previously a member of both the Scientific Advisory Committee and the Regulatory and Legal
Working Group of the Coalition for Epidemic Preparedness Innovations (CEPI). In addition,
Jesse was a Board Member of the Scientific Counselors for Infectious Diseases, Centers for
Disease Control and Prevention (CDC).
External appointments
Professor of Medicine and Attending Physician, Infectious Diseases, Georgetown University and
directs the Georgetown University Center on Medical Product Access, Safety and Stewardship
(COMPASS); Board Member (formerly President), United States Pharmacopeia (USP); Board
Member, Intellia Therapeutics Inc; Member, US National Academy of Medicine; Board Member,
BiomX Inc; Member of Committee on the Evidence Base for Lyme Infection-Associated Chronic
Illnesses Treatment, National Academies Sciences Engineering Medicine.

Dr Jeannie Lee Independent Non-Executive Director and Scientific & Medical Expert Age: 60 Nationality: American Appointed: 4 March 2024
Skills and experience
Jeannie is a pioneer in the field of RNA Biology and its application to drug development and therapeutics. In addition to senior leadership positions held at both Harvard Medical School and the Massachusetts General Hospital, Jeannie co-founded Translate Bio and Fulcrum
Therapeutics, two biotech companies specialising in RNA and epigenetic therapies.
Jeannie is a Member of the National Academy of Sciences and the National Academy of
Medicine. She is a Harrington Rare Disease Scholar of the Harrington Discovery Institute, a
recipient of the Lurie Prize from the Foundation for the National Institutes of Health, an awardee of the Centennial Prize from the Genetics Society of America, the 2010 Molecular Biology Prize
and the 2020 Cozzarelli Prize from the National Academy of Sciences, U.S.A, and a Fellow of
the American Association for the Advancement of Science. She has also served on the Board of the Genetics Society of America.
External appointments
Endowed Chair of Molecular Biology, Vice Chair of Genetics and Professor of Genetics (&
Pathology), Harvard Medical School; Chair of Molecular Biology, Massachusetts General
Hospital; Co-Founder and Consultant, Fulcrum Therapeutics; Scientific Advisory Board member,
Skyhawk Therapeutics Inc.; Manager and Registered Agent, Pink Onion LLC.

Dr Vishal Sikka Independent Non-Executive Director Age: 57 Nationality: American Appointed: 18 July 2022
Skills and experience
Vishal has a distinguished background in technology, particularly in Artificial Intelligence (AI) and
Machine Learning (ML), which are central to GSK’s approach to R&D. He also brings a deep understanding of cyber security to the Board. He is the founder and CEO of Vianai Systems, Inc, a Silicon Valley-based company that provides advanced technological software and services in
AI and ML to large enterprises around the world.
Before founding Vianai Systems in 2019, Vishal served as CEO of Infosys Limited, where he led an innovative strategy to help clients renew existing IT landscapes, using AI/automation, design thinking and next-generation technologies to transform customer experiences. He also served as a member of the Executive Board of SAP SE, prior to which he was its Chief Technology Officer, and also as a Board Member of Oracle Corporation. Vishal has a PhD in AI from Stanford
University and has co-authored several research abstracts related to AI, technology and database management.
External appointments
Founder and CEO, Vianai Systems, Inc; Member, Supervisory Board, BMW AG; Member of the
Advisory Board of Stanford University's AI Center (Institute for Human-Centered Artificial
Intelligence).

S
C
C
S
C

Key	Committee Chair	Corporate Responsibility	Science	Nominations & Corporate Governance	Audit & Risk	Remuneration
S
N
A
C
R

Directors departing during 2024
Urs Rohner	1 January 2015 to 8 May 2024	Retired from the company on 8 May 2024
Independence statement
The Board considers all its Non-Executive Directors who are identified above – except Dr Hal Barron – to be independent after being assessed against Provision 10 of the Financial Reporting Council's UK Corporate Governance Code. Dr Jesse Goodman
reached nine years of service and will step down from the Board at the 2025 AGM as planned. He continues to demonstrate all the characteristics of independence expected by the Board in carrying out his role as a Director.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

GSK Leadership Team (GLT)

Skills and experience
Emma Walmsley Chief Executive Officer	Emma joined GSK in 2010 and the GLT in 2011. See Board biographies on pages 104 to 107.
Julie Brown Chief Financial Officer	Julie joined GSK and the GLT in 2023. See Board biographies on pages 104 to 107.
Diana Conrad Chief People Officer
Diana was appointed Chief People Officer and member of the GLT in April 2019. She was previously Senior Vice President, HR, Pharmaceuticals R&D from 2016 where she played a key strategic role as leader of the R&D people and culture agenda to support its transformation.
Diana joined GSK Canada’s HR team in 2000 where she held several roles of increasing responsibility before becoming Senior Vice President, HR for Consumer Healthcare in 2009.
Prior to joining GSK, she held HR roles in companies including GE Capital, Gennum Corporation and Zenon Environmental Laboratories. Diana has an Honours Bachelor of Arts from McMaster
University in Canada.

James Ford SVP & Group General Counsel, Legal and Compliance
James joined the GLT in 2018, when he was appointed Senior Vice President and Group
General Counsel, later taking responsibility for Compliance, Corporate Security and
Investigations in 2021. He joined GSK in 1995 and has served as General Counsel Consumer
Healthcare, General Counsel Global Pharmaceuticals, Vice President of Corporate Legal and
was Acting Head of Global Ethics and Compliance. Prior to GSK, James was a solicitor at
Clifford Chance and DLA. He holds a law degree from the University of East Anglia and a
Diploma in Competition Law from King's College. He is qualified as a solicitor in England and
Wales and is an attorney at the New York State Bar. James is based in London and has practised law and lived in the US, Singapore and Hong Kong. James was co-chair of the US-
based Civil Justice Reform Group 2019-2022, and is a director of the European General Counsel
Association and the Association of Corporate Counsel.

Sally Jackson SVP, Global Communications and CEO Office
Sally joined the GLT in March 2019 as Senior Vice President, Global Communications and CEO
Office. She leads our Communications and Government Affairs function globally and is also the
CEO’s Chief of Staff.
Prior to this, Sally was Senior Vice President, Office of the CEO and CFO and she previously served as Head of Investor Relations. She joined GSK in 2001.
Sally holds a degree in Natural Sciences from the University of Cambridge.

Luke Miels Chief Commercial Officer
Luke joined GSK and the GLT in 2017. As Chief Commercial Officer he is responsible for our commercial portfolio of medicines and vaccines. Luke also co-chairs the Portfolio Investment
Board with Tony Wood and is a member of the ViiV Healthcare Board. Outside of GSK, Luke is a
member of the Singapore Economic Development Board.
He previously worked for AstraZeneca as Executive Vice President of their European business and, prior to that, was Executive Vice President of Global Product and Portfolio Strategy, Global
Medical Affairs and Corporate Affairs. Before that, he was head of Asia for Roche, based in
Shanghai and then Singapore. Prior to that he held roles of increasing seniority at Roche,
Sanofi-Aventis and AstraZeneca in the US, Europe and Asia.
Luke holds a Bachelor of Science degree in Biology from Flinders University in Adelaide and a
MBA from the Macquarie University, Sydney.

Shobie Ramakrishnan Chief Digital and Technology Officer
Shobie joined the GLT in 2021. As Chief Digital and Technology Officer, she is responsible for
Technology and Cyber Security at GSK. She joined GSK in 2018 as CDTO for GSK’s
Commercial business and has deep and broad experience in both biotech and hi-tech companies.
Prior to GSK, Shobie held senior technology leadership roles in organisations including
AstraZeneca, Salesforce, Genentech and Roche. She is Board Member Emeritus at
SustainableIT.org and was formerly a member of the board of directors at Remediant.
Outside of GSK, Shobie is a Non-Executive Director at Deliveroo.
Shobie holds a Bachelor’s degree in Electronics Engineering from Vellore Institute of Technology,
University of Madras, India.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

GSK Leadership Team (GLT) continued

Skills and experience
David Redfern President, Corporate Development
David joined the GLT as Chief Strategy Officer in 2008 and is responsible for corporate development and strategic planning. Previously, he was Senior Vice President, Northern Europe
with responsibility for GSK’s pharmaceutical businesses in that region and, before that, he was
Senior Vice President for Central and Eastern Europe. He joined GSK in 1994. David was appointed Chairman of the Board of ViiV Healthcare Limited in 2011 and a Non-Executive
Director of the Aspen Pharmacare Holdings Limited Board in 2015.
He has a Bachelor of Science degree from Bristol University and is a Chartered Accountant.

Regis Simard President, Global Supply Chain
Regis joined the GLT in 2018, when he became President, Pharmaceuticals Supply Chain.
He is responsible for the manufacturing and supply of GSK’s medicines and vaccines. In addition, he leads Quality and Environment, Health, Safety and Sustainability at a corporate level. Regis joined GSK in 2005 as a Site Director in France, rising to become Senior Vice
President of Global Pharmaceuticals Manufacturing before his current role. Previously, he held senior positions at Sony, Konica Minolta and Tyco Healthcare. He is a member of the Board of
ViiV Healthcare.
He is a mechanical engineer and holds an MBA.

Phil Thomson President, Global Affairs
Phil joined the GLT in 2011. He was appointed President, Global Affairs in 2017, and has responsibility for the Group’s strategic approach to stakeholder engagement, reputation and policy development. Previously, Phil was Senior Vice President, Communications and
Government Affairs. He joined Glaxo Wellcome as a commercial trainee in 1996.
Phil holds a degree in English, History and Russian Studies from Durham University.

Deborah Waterhouse CEO, ViiV Healthcare and President, GSK Global Health
Deborah was appointed to the GLT in January 2020. She became Chief Executive Officer of ViiV
Healthcare in April 2017. In addition to ViiV, Deborah also leads GSK’s Global Health organisation.
Deborah joined GSK in 1996 and, prior to ViiV, was the Senior Vice President of Primary Care within GSK’s US business. She has a strong track record of performance in both specialty and primary care. Deborah led the HIV business in the UK before heading the HIV Centre of
Excellence for Pharma Europe and held roles as General Manager of Australia and New Zealand and Senior Vice President for Central and Eastern Europe.
Deborah is a Non-Executive Director of Schroders plc and holds a degree in Economic History and English Literature from Liverpool University.

Tony Wood Chief Scientific Officer
Tony was appointed Chief Scientific Officer (CSO), Head of R&D and a member of GLT on 1
August 2022, following his appointment as CSO designate on 19 January 2022. He joined GSK from Pfizer in 2017 as Senior Vice President, Medicinal Science and Technology, responsible for all science and technology platforms driving the delivery of new innovation.
Tony has led large-scale global organisations in drug discovery and development in multiple therapeutic areas, including immunology, oncology and infectious diseases. During his time at
Pfizer, Tony was responsible for the invention of a new antiretroviral medication used to treat HIV infection. He is a Fellow of the Academy of Medical Sciences, an Honorary Fellow of the Royal
Society of Chemistry (RSC), the highest honour given by the RSC, and a Fellow of the Royal
Society of Biology.
Tony has a BSc in chemistry and PhD in organic synthesis from the University of Newcastle, and was a postdoctoral fellow at Imperial College, London. He is also currently a visiting professor at
IMCM Oxford.

GLT members departing during 2024
There were no changes to the composition of the GLT during 2024.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Chair’s governance statement

The primary focus of the Board’s work
in 2024 was on building confidence in
the growth strategy to 2031. In 2025,
the Board will spend significantly more
time on the period beyond 2031 and the
advanced technologies that will shape
the industry
Sir Jonathan Symonds, Chair
Board evolution
The Board is now three years into GSK’s transition as a pure biopharma company. Each of my Board colleagues now brings
unique expertise and experience, contributing to the collective strength of the Board’s scientific and technological capabilities to oversee, support and challenge delivery of our strategy and its underlying value proposition.
We now have the right balance of skills, background and
knowledge to equip us to challenge and support GSK’s
leadership team on performance. Board discussions are richer and have increased intensity with every Board member
contributing based on their specialist areas of knowledge. Our discussions focus on delivering our strategy and value creation, whilst driving sustained value for patients, healthcare systems and society at large.
Board changes
Given the appointments made in recent years, I am pleased to report that looking forward we have reached a period of stability in the Board’s membership. I reported last year that Urs Rohner would step down at the AGM and be succeeded by Wendy
Becker. I set out in last year’s report the process we followed for Wendy’s selection and appointment.

Board industry experience
The Nominations & Corporate Governance Committee has
since undertaken two further search processes in collaboration with the Science Committee to refresh the Board’s scientific expertise. These follow the departure of Dr Laurie Glimcher
from the Board in October 2022 and in anticipation of Dr Jesse
Goodman retiring from the Board after nine years’ service in
May 2025.
We were pleased to announce the appointment of Dr Jeannie
Lee in March last year. In addition, Dr Gavin Screaton will join the Board in May, as Jesse retires. They both bring expertise in key parts of our R&D approach.
Jeannie is Vice Chair of the Department of Genetics at Harvard
Medical School. She has brought her deep expertise in
scientific and medical innovation, including in the field of RNA biology and epigenetics.
Gavin is a prominent figure in the field of immunology and
infectious diseases. He is Head of the Medical Sciences
Division at the University of Oxford, one of the world’s leading academic research centres. Gavin’s work extends to other
critical infectious diseases, including HIV, SARS, and
COVID-19, where his research has influenced treatment and
prevention strategies worldwide.

Non-Executive Director tenure

n	Up to 3 years: 40%
n	3-6 years: 40%
n	6-9 years: 10%
n	Over 9 years: 10%

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Chair’s governance statement continued
Board focus in 2024
The Board, both individually and collectively, has been deeply committed to driving forward GSK's purpose, strategy and culture to support the creation of long-term shareholder value. During the year, the Board’s priorities and time was broadly focused as follows:

Board
2021 to 2026 (20%)
2026 to 2031 (70%)
Post-2031 (10%)
Financial Performance
Pipeline
Technology
Committees
Audit & Risk
• Zantac Litigation
• Cyber security
• AI Governance
Remuneration
• 2023 and 24 Performance reward
• 2025 Remuneration Policy
Science
• Oncology including ADCs
• Vaccines: mRNA and RNA
• Immune ageing
• B-cell Depletion Therapy
• Technology and target discovery
• Business Development
• Scientific principles
Corporate Responsibility
• Environmental sustainability goals
• Health impact and climate change
• Responsible Business reporting
Nominations & Corporate Governance
• Succession planning
• Talent pipeline
Shareholder Returns | Valuation | Communication

GSK is continuing to deliver meaningful and consistent
performance improvements. This needs to be sustained
through effective capital allocation and thoughtful strategic choices.  The Board and management’s agendas are
completely aligned with a clear focus on the three time periods that management communicates on – financial performance to
2026, pipeline progress and business development to support
the growth ambitions to 2031, and the science and
technologies that support the long-term growth of the business beyond 2031.
The primary focus of the Board’s work in 2024 was on building confidence in growth to 2031. In 2025, the Board will spend
significantly more time on the period beyond 2031 and the
advanced technologies that will shape the industry.
The Board remains extremely focused on disciplined allocation of capital. The Board reviewed all of the strategies and priorities prior to updates provided to the market. Our first priority for capital remains to invest in growth in R&D. The growth strategy, the launch of a share buyback programme and the increased
dividend expectations provided with the 2024 annual results
were reviewed extensively in the second half of the year, along with GSK’s longer-term strategic plan. This followed the Board, the Audit & Risk Committee and management’s significant work in reducing the unnecessary exposures for the company and
shareholders in respect of the Zantac litigation. The retirement of the Zantac risk, through the settlement of the vast majority of the cases in the US, was an important step.
Targeted business development remains a key priority. The
Board and Science Committee worked alongside Emma and
the management team to understand the scientific rationale,
competitiveness of the assets under consideration, and the
potential returns and value creation. This was a significant activity in 2024.
Board visits are an important element of our Board programme.
In March, the Board had a three-day immersion in our HIV
franchise with a visit to ViiV’s hub in North Carolina, US. This provided an opportunity to ensure that the Board has a deeper understanding of the future prospects of the HIV business. The meetings involved a panel discussion with key external
stakeholders from the HIV community, together with meetings
with the ViiV management team and its key talent. It then
concluded with a poster session with the R&D team in their lab to review the HIV pipeline and ongoing projects. In March this year, the Board will hold its meeting in Philadelphia, US, for an immersion in Oncology.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Chair’s governance statement continued
R&D progress and technology
The longer-term future of the company will come from deep
sustainable productivity of internally and externally sourced
R&D and from our investment in technology. We continue to
focus on the significant opportunities that can come from AI/ML, which continues to be a theme running through every Board
meeting. Indeed, the path we set out on is rooted in our
commitment to transform our productivity through the use of
technology.Last year’s Board’s R&D updates centred on
Oncology – including ADCs, mRNA and RNA vaccines, immune
ageing and B cell depletion. We also reviewed therapy area
tech and target discovery. These discussions as always are
supported and validated by prior deep dives undertaken by the
Science Committee. The Board was also very pleased to track
R&D’s execution in the late stage pipeline during the year with an exceptional 13 positive phase III clinical trial readouts across
Respiratory, Immunology & Inflammation, Oncology, HIV and
Infectious Diseases – a record for the company.
The Board continues to embrace the potential of AI/ML in every part of the business. It is crucial to our medium- and long- term success. We draw from the Tech expertise of our Board
members, most especially Dr Hal Barron, with his experience at
Verily and Google, and Dr Vishal Sikka’s tech vantage points and experience.
Our CEO also continues to bring insights from her role at
Microsoft, along with my own experience of the use of
technology in biotechs and the UK’s national genomics
programmes. We hold educational briefings on new
developments in AI/ML and review cyber and tech incidents in the external environment to seek to ensure GSK’s environment continues to safely evolve at pace. Our biggest investment has been in R&D, but every part of GSK now has technology built
into its optimisation. Given the importance of Tech it was a specific focus of the CEO’s 2024 objectives.
Sir Jonathan Symonds
Chair
25 February 2025
Financial Reporting Council’s UK Corporate Governance Code (FRC Code)
Financial experience
In accordance with the FRC Code, the Board determined that
Charles Bancroft has recent and relevant financial
experience. It also agreed that he has the appropriate
qualifications and background to be an audit committee
financial expert as defined by the Sarbanes-Oxley Act of
2002, and has determined that he is independent within the
meaning of the Securities Exchange Act of 1934,
as amended.
Members of the Audit & Risk Committee also have financial
and industry experience, details of which can be found in their biographies on pages 104 to 107.
Compliance statement
The Board is pleased to report in 2024 it was in full alignment with the provisions of the FRC Code. The Board’s
explanation of how the Board considers its workforce
engagement arrangements to be effective is set out on page
117.
The Board is also pleased to report that it has consistently applied the principles of the Code, as set out on the pages of this Corporate Governance report. A copy of the FRC Code
is available on the FRC’s website at www.frc.org.uk.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Corporate governance architecture
Our corporate governance architecture is a framework designed to improve the Board's effectiveness and to support its oversight of the GSK Leadership Team (GLT) as it delivers the company's strategy. This framework continues to evolve to support our infrastructure and priorities as a pure biopharma business. GSK’s internal control and risk management arrangements are integral to our overall corporate governance framework and are described on pages 60 to 71 and page 130.
To make sure the framework is as effective as it can be, it:
–has a clear division of responsibilities for individual and collective Board roles, as described on page 114
–distributes workload to Board committees that have the requisite skills and focus
–has highly committed Board Directors who are motivated to carry out their roles and responsibilities for the success of the company
The Nominations & Corporate Governance Committee periodically reviews this architecture and recommends any changes to the
Board. In 2024, the Committee undertook such a review of the structure to ensure the Board was operating effectively. Further details and the results of this review are set out on page 122.

Committee roles			Committee report on page
Committee	Role and focus	Membership
Nominations & Corporate Governance
Reviews the structure, size and composition of the Board, including appointment of members to Board committees. Makes recommendations to the Board as appropriate.
Plans and assesses orderly succession for Executive and Non-Executive Directors and reviews management's succession plan to ensure its adequacy
Is responsible for overseeing, monitoring and making recommendations to the Board on corporate governance arrangements. Reviews Board and GLT conflicts of interest
		Sir Jonathan Symonds (Chair) Charles Bancroft Dr Anne Beal Wendy Becker Dr Hal Dietz	122-123
Science
Supports the Board in its understanding of business development transactions and the key strategic themes on which the company's R&D strategy is based, by reviewing underlying scientific assumptions in detail and giving the Board technical assurance.
Supports oversight of R&D-related risks
		Dr Hal Dietz (Chair) Dr Hal Barron Dr Jesse Goodman Dr Jeannie Lee	124-125
Corporate Responsibility
Considers GSK's Trust priority and has oversight of our Responsible Business approach and strategy, performance and reporting. This reflects the most important issues for responsible and sustainable business growth. Has oversight of the views and interests of our internal and external stakeholders, and reviews issues that could have a serious impact on GSK’s business and reputation
		Dr Anne Beal (Chair) Wendy Becker Dr Jesse Goodman Dr Jeannie Lee Dr Vishal Sikka	125-126
Audit & Risk
Reviews the financial reporting process, the integrity of the company’s financial statements, the external and internal audit process, the system of internal control, and the identification and management of risks such as Information and cyber security, and the company’s process for monitoring compliance with laws, regulations and ethical codes of practice
Oversees Responsible Business data reporting and assurance. Initiates audit tenders, the selection and appointment of the external auditor, setting the auditor's remuneration and overseeing its work
		Charles Bancroft (Chair) Elizabeth McKee Anderson Wendy Becker	127-133
Remuneration
Sets the company’s Remuneration policy having regard to GSK’s workforce remuneration so that GSK is able to recruit, retain and motivate its executives
Regularly reviews the Remuneration policy to make sure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans, is aligned to the wider workforce and helps drive the creation of shareholder value
(The Chair and the CEO are responsible for evaluating and making recommendations to the Board about remuneration arrangements and policy for the Non-Executive Directors)
		Wendy Becker (Chair) Elizabeth McKee Anderson Charles Bancroft Dr Anne Beal	134-174
Chairs’	Acts on behalf of the Board between its scheduled meetings to take decisions on urgent matters in accordance with matters and authority delegated to it by the Board from time to time	Sir Jonathan Symonds (company Chair) Senior Independent Director Board committee Chairs	n/a
Each Board committee has written terms of reference that are approved by the Board and reviewed at least annually to make sure they comply with the latest legal and regulatory requirements and reflect best practice developments. The Terms of reference of each Board committee is available at gsk.com.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Corporate governance architecture continued

Leadership
Chair
Jonathan Symonds
–leads and manages the business of the Board
–provides direction and focus
–makes sure there is a clear structure for the Board
and its committees to enable them to operate
effectively
–maintains a dialogue with shareholders about the
governance of the company
–sets the Board agenda and ensures sufficient time is
allocated to promote effective debate and sound
decision-making
–makes sure the Board receives accurate, timely and
clear information
–meets regularly with each Non-Executive Director to
discuss individual contributions, performance and
training and development needs
–shares peer feedback as part of the Board evaluation
process
–meets regularly with all the Non-Executive Directors
independently of the Executive Directors
  The Chair’s role description is available at gsk.com
Chief Executive Officer
Emma Walmsley
–manages the Group and its business
–develops the Group’s strategic direction for the
Board's consideration and approval
–implements the agreed strategy
–is supported by the GLT
–maintains a continuous dialogue with shareholders
about the company’s performance
  The Chief Executive Officer’s role description is available at gsk.com

Independent oversight and rigorous
challenge
Senior Independent Non-Executive Director
Charles Bancroft
–acts as a sounding board for the Chair and a trusted
intermediary for other Directors
–together with the Non-Executive Directors, leads the
annual review of the Chair’s performance, taking into
account the views of the Executive Directors
–discusses the results of the Chair’s effectiveness
review with the Chair
–leads the search and appointment process and
makes the recommendation to the Board for a new
Chair
–acts as an additional point of contact for shareholders
and maintains an understanding of their issues and
concerns through meetings with shareholders and
briefings from the Company Secretary and Investor
Relations
  The Senior Independent Non-Executive Director’s role
      description is available at gsk.com
Non-Executive Directors
–provide a strong independent element to the Board
–constructively support and challenge management
and scrutinise its performance in achieving agreed
deliverables
–shape proposals about strategy and offer specialist
advice to management
–each has a letter of appointment setting out the terms
and conditions of their directorship
–devote such time as is necessary to properly carry
out their duties
–are expected to attend all meetings as required
  The Non-Executive Directors' role description is available at gsk.com

Company Secretary Victoria Whyte
–secretary to the Board and all Board committees
–supports the Board and Committee Chairs to plan agendas and annual programmes
–ensures information is made available to Board members in a timely fashion
–supports the Chair to design and deliver Board inductions
–coordinates continuing business awareness and training for the Non-Executive Directors
–undertakes internal Board and committee evaluations at the Chair's request
–advises the Directors on Board practice and procedures and corporate governance matters
–chairs the Group's Disclosure Committee
–operates a Board-approved appointments policy that reflects the Board and external appointment requirements of the UK Corporate Governance Code
–is a point of contact for shareholders on all corporate governance matters

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Corporate governance architecture continued
2024 Board and committee attendance

	Board	Chairs’	Nominations & Corporate Governance	Science	Corporate Responsibility	Audit & Risk	Remuneration
Total number of routine meetings	6	4	5	3	4	6	4
Current members	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Sir Jonathan Symonds	6	4	5
Emma Walmsley	6
Julie Brown	6
Elizabeth McKee Anderson	6					6	4
Charles Bancroft	6	4	4 (5)			6	4
Dr Hal Barron	6			3
Dr Anne Beal	5 (6)	3 (4)	4 (5)		4		4
Wendy Becker	6	3 (3)	3 (3)		4	6	4
Dr Hal Dietz	6	4	3 (3)	3
Dr Jesse Goodman	6			3	4
Dr Jeannie Lee (joined 4 March 2024)	4 (5)			3	3 (4)
Dr Vishal Sikka	6				4
Retired members
Urs Rohner (until 8 May 2024)	3 (3)	1 (1)	2 (2)			3 (3)	1 (1)
Number of additional meetings	7			8	1	3	1
In agreement with the Chair, Charles Bancroft and Dr Anne Beal missed meetings in December and March 2024 respectively due to extenuating circumstances. Dr Jeannie Lee joined the Board in March 2024. In her first year as a director she was able to attend all meetings, other than the Board’s meetings in May 2024 which unfortunately clashed with pre existing external commitments.
For those Directors who served for part of the year, the numbers in brackets show the number of meetings they were eligible to attend. Details of committee members’ skills and experience are included in their biographies on pages 104 to 107.

  Board appointments policy
All our Non-Executive Directors are expected to devote such time as is necessary for the performance of their duties. Each
Director is required to attend a minimum of 75% of scheduled Board and committee meetings. However, we recognise that there may be rare occasions when this is not possible. Special allowance is also given during the first year of Board membership while calendars are aligned.
Our Board Directors’ external appointments are governed by a Board-approved policy. External appointments can help Board and GLT members widen their expertise and knowledge, and perform their roles more effectively. When proposing a new Non-
Executive Director appointment to the Board for approval, the Board considers the other demands on the individual’s time.
Before being appointed to the Board, an individual is required to disclose the significant commitments they may have with an indication of the time involved.
The Board considers and approves all additional external appointments for serving Directors, noting the nature of the role and type of organisation, time commitment and any potential conflicts that could arise.
The Company Secretary maintains a register of commitments and potential conflicts. The Board is satisfied that given
Directors’ other interests, each has sufficient time to carry out their GSK role. Our Executive and Non-Executive Directors may undertake a maximum of one and up to four other listed-company directorships respectively.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities

Engagement
Prioritising continuous engagement
Our stakeholders rightly have high expectations of us, and our dynamic operating environment presents many challenges and
opportunities. As a Board, we aim to balance our commercial
success with our stakeholders’ expectations, upholding our
reputation, maintaining our licence to operate and building trust.
We engage with, or are briefed about, our stakeholders' views to make sure we identify and respond to their expectations
effectively and appropriately.
How we engage with our main stakeholder groups – including
patients, shareholders, customers and our people – is covered in the pages of the Strategic report.
Patients and our people are the heart of our culture. Our people are accountable for outcomes and committed to doing the right thing. Our culture is described on pages 56 to 58 of the
Strategic report.
The influence and importance of different stakeholder groups can vary, depending on the matter being considered. Certain
stakeholders’ interests can be in conflict, meaning that we, as a
Board, need to make balanced judgements.
Continuous stakeholder engagement and feedback helps us
identify emerging issues. It also enables us to make decisions in the context of what is relevant and important to each of them.
Our principal Board committees, and the GLT, undertake
engagement on the Board’s behalf according to their remit. This means that they can build a detailed understanding of how our actions or plans are affecting or might affect stakeholders.
These insights are then shared with the Board.
In particular, the Board receives briefings on stakeholders’
perspectives from the work of the Corporate Responsibility
Committee, which is discussed on pages 125 and 126.
Board members regularly receive:
–the CEO’s Board report
–a specific external stakeholder insights report. This provides strategic insights based on an analysis of key developments, achievements and risks affecting our reputation and the
perceptions of all our external stakeholders
–a regular investor relations report which summarises investor perceptions
–regular corporate governance, litigation and regulatory
updates
The Board also learns of stakeholders’ views through:
Engagement and feedback events: such as quarterly investor
results calls, the Annual General Meeting, employee survey
reports, the Board’s workforce engagement activities, and from experts presenting at Board or committee meetings. The Chair also holds regular investor check-in meetings, which the Senior
Independent Non-Executive Director, Charles Bancroft,
sometimes joins, and is available for individual meetings with investors.
Other opportunities: Board members also receive wider
stakeholder views during the annual strategy meeting with the
GLT, as part of the yearly review of strategy, budget and
planning processes. This also includes a review of specific
aspects of the company’s policies or strategy. In addition,
Board members are encouraged to meet individually with
employees, shareholders and other key stakeholders during
their induction, and then on an ongoing basis. They are
expected to report to the Board on such experiences where
relevant and material.
Engaging with our shareholders
As a Board, we aim to directly engage with and be directly
accountable to institutional investors and private retail
shareholders. We do this in several ways, including regular
communications, the Annual Governance Meeting, our Annual
General Meeting, and through the work of our Investor
Relations team, the Chair, Jonathan Symonds, and our
Company Secretary, Victoria Whyte. Our Senior Independent
Non-Executive Director, Charles Bancroft, is another point of contact for our shareholders.
Each quarter, our CEO, Emma Walmsley, and CFO, Julie
Brown, give results presentations to institutional investors, analysts and the media by webcast. They are also regularly
joined by the Chief Scientific Officer, the Chief Commercial
Officer, and CEO, ViiV Healthcare and President, Global
Health, GSK. They are able to provide investors with more
detailed insights into their specific areas of responsibility.
Through regular meetings, Emma and Julie each have an
ongoing and active dialogue with institutional shareholders
about the company's performance, plans and objectives. In
2024:
–CEO: 69 engagements, representing 36% of the company's
issued share capital
–CFO: 134 engagements, comprising 41% of the company’s
issued share capital
Our Chair maintains a consistent dialogue with shareholders
too – including fund and portfolio managers – and regularly
engages with governance and sustainability professionals.
During 2024, and up to the date of publication of this Annual
Report, Jon held over 30 individual meetings with a range of institutional shareholders, and met or corresponded with
shareholders which make up approximately 60% of the
company’s share capital. This enables him to gain a current
understanding of shareholders' views, insights and
perspectives of the company. He also discusses the continual evolution of the many aspects of Board governance,
performance oversight and succession.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities continued
Annual Governance Meeting
We held this year’s hybrid meeting in central London at our new
HQ. We invited institutional shareholders (representing
approximately 60% of our share capital), key investment
industry bodies and proxy advisory firms. Approximately 25
representatives of various institutional shareholders and proxy advisers attended the event, comprising around 30% of GSK’s
share capital.
The meeting is designed to be as interactive as possible. It began with our Chair sharing the Board's priorities and focus for 2024 and beyond, with our Remuneration Committee Chair
then giving an update on the initial 2025 Remuneration Policy proposals. Our Chair, Remuneration Committee Chair and our
Non-Executive Directors then held an informal and open
discussion of those issues on shareholders' minds, which
helped foster a richer dialogue.
The key themes covered included the:
–Board’s focus on value creation, governance and oversight of strategy
–Board focus areas of 2024
–Initial proposals for the 2025 Remuneration Policy
The meeting was well received and shareholder feedback was
shared with the Board.
Annual General Meeting
We were pleased to hold the company's AGM at the Royal
Lancaster Hotel in May 2024 for shareholders to attend in-
person or virtually (a hybrid meeting). We welcomed 125
shareholders in person and 38 shareholders virtually via the
Lumi platform to watch and hear updates from our Chair and
the CEO, ask questions and to vote. Our shareholders
approved all resolutions, with majorities ranging from 92% to
99%.
Our hybrid AGM this year will be held at a new venue, The
Landmark London hotel in Central London, which is located
near our new global headquarters. For more details see page
289.
Engaging with our people
We have well-established and strong engagement mechanisms
with our employees, which the Board monitors regularly. These engagement mechanisms are described on pages 56 to 58.
Four key governance channels help the Board understand what
our people are thinking:
–regular Board updates from our Chief People Officer and the
CEO on culture and talent (please see pages 56 to 58 for
further details on our culture and people)
–feedback from an annual employee engagement survey,
including questions on engagement, confidence and
inclusivity
–a range of pulse surveys of different-sized employee groups to help check sentiment on a quicker and more frequent
basis, and to provide valuable insights on the impact of major initiatives, events or communications and direct engagement
by the Board
Workforce engagement: Before the company's demerger, the
Board reviewed its formal workforce engagement
arrangements. We decided to move from a specific Workforce
Engagement Director model and to apply an ‘alternative
arrangement’ to the three methods set out in the FRC Code.
Given that the GSK Board was refreshed in terms of tenure
with a renewed purpose and focus as a global biopharma
company, we considered at that time the importance of
adopting a collective Board engagement model. The Board
continues to agree this to be the most effective approach to ensure it hears employees’ views directly.
The model operated effectively in 2024 through:
–in-person receptions with local employees during Board site visits, including in Durham (North Carolina, US), Boston
(Massachusetts, US) and our new global headquarters in
central London
–the Chair's site visits, including to Upper Providence
(Pennsylvania, US) and Wavre (Belgium)
–the Chair's attendance at management meetings, including
Saudi Arabia and China
–the Chair and Corporate Responsibility Committee Chair
organising and attending ongoing meetings with leaders of
our employee resource groups to talk about how they
experience GSK and to hear their suggestions to further
enhance support and ensure that we meet the needs of all
our employees to enable them to do their best work for GSK
–a variety of bespoke engagements that have enabled a
broad and open dialogue and facilitated first-hand
engagement discussions between the Non-Executive
Directors and our people individually and as part of small
groups, encompassing perspectives on our strategy, purpose
and Ahead Together culture

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities continued

Meeting programme
To work in the most effective way, the Board's annual meeting programme focuses on delivering our short-, medium- and long-term strategy. The Board meeting programme is completely aligned with the Board committees’ and management’s agendas with a clear focus on these three strategic time periods that we communicate on – financial performance to 2026, pipeline progress and business development to support our growth ambitions to 2031, and the science and technologies that support growth beyond
2031.
During the year, the overriding focus of the Board’s work was on building confidence in our growth strategy to 2031. In 2025 the
Board will spend increased time on our strategy beyond 2031.
In support of this work, the Board received papers and presentations and discussed progress with management and our people on the key areas of focus set out below. These materials and discussions help the Board make effective decisions, and contribute to its oversight of business performance and ensure good governance.

Areas of focus in 2024
Execution of long-term strategy	Overseeing GSK as a pure biopharma business and delivery of our 2031 growth strategy and beyond included:
–setting and approving the Board's 2024-2025 priorities
–scrutinising updates on R&D strategy and progress, and progression of our pipeline
–reviewing approach to data technology to accelerate our ambitions
–reviewing the critical role and ambitions for our global supply chain
–discussing our overall commercial strategy
–discussing progress on our AI adoption strategy
Strengthening of business model	Overseeing the fundamentals of commercial execution, cost-base management, capital allocation, pipeline and culture included:
–receiving regular reports from the CEO, CFO and CSO including the assessment of delivery of performance targets
–assessing the product area strategy reports on Specialty Medicines, General Medicines and Vaccines
–increased growth strategy to 2031 and set short-term guidance
–reviewing GSK's capital allocation priorities to ensure investment for growth to deliver improved returns for shareholders
–instigating a £2 billion share buyback programme
–evaluating business development transactions, acquisitions and strategic partnerships with third parties including iDRX, Chimagen Biosciences, Flagship Pioneering, CureVac and Aiolos Bio
–scrutinising the Group's financial performance, shareholder value creation and development of Investor Relations Roadmap
–reviewing and endorsing approach to concluding Zantac litigation
–approving the monetisation of the retained shares in Haleon
Enhancing Responsible Business leadership	Overseeing culture and embedding Responsible Business included:
–endorsing approach to Double Materiality Assessment reviewed by the Audit & Risk and Corporate Responsibility committees’ joint session
–approving the Responsible Business Performance Report
–reviewing stakeholder perception research
Regular oversight of corporate governance	The Board’s programme of governance included:
–reviewing the quarterly financial results, dividend proposals, earnings guidance, investor materials, results announcements and 2023 Annual Report and Form 20F, and receiving related reports from the external auditor

–setting the annual budget and the forward-looking three-year plan and long-range forecast
–conducting an annual review of the enterprise risk responsibility framework and enterprise-wide risks
–undertaking an annual Board evaluation and implementing its agreed outcomes
–receiving reports on Board committee work and reviewing and continuing to evolve the Board’s governance architecture
–evaluating the CEO’s 2024 performance, and setting her 2025 objectives
–reviewing culture, talent and succession plans
–engaging with our stakeholders and people to gather and understand their views about our activities, operations and culture
–reviewing the employee pulse survey results
–receiving reports on wider corporate governance and regulatory developments, and the Company Secretary’s report
–approving the company's modern slavery statement and gender pay gap positioning

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities continued
Key decisions
In its decision-making, the Board focuses on GSK's priorities as a pure biopharma company with strong momentum and big ambitions, whilst balancing the interests of our stakeholders. Examples of some of the key decisions taken by either the Board or its Committees to drive our purpose, momentum and strategy include:

Decision	How the Board/Committee regarded stakeholder interests	Stakeholder groups
Upgraded ambition for
growth
The Board considered
upgrades to the long-term
ambitions for GSK, through
investing for  the future and
demonstrating belief in the
short-, medium, and long-
term and delivering attractive
returns to shareholders.

In June 2021, GSK articulated to shareholders the growth strategy for the periods to 2026 and 2031. This was updated at the beginning of 2024
Given GSK’s continued improved performance and strong momentum as a focused biopharma company in addition to the settlement of the Zantac litigation, the Board and Audit & Risk Committee agreed that a further update to investor expectations was appropriate. The second update was announced with the company’s 2024 annual results in February 2025
The Board has reviewed with management the product and business forecasts and the gap between the market’s view of valuation and our own. The Board discussed with management appropriate presentation of this to the market at a number of meetings throughout the year
Governments and regulators, employees, healthcare providers, patients and investors
Share buyback programme The Board reviewed and approved plans for a £2 billion share buyback programme
The Board reviewed and approved plans for a £2 billion share buyback programme, to be implemented over the next 18 months. The programme commenced on 24 February 2025 with an initial tranche of up to £0.7 billion
The priority for capital remains to invest in growth and in R&D. Equally, the Board recognises that the value of GSK shares does not currently reflect its confidence in our growth strategy. The Board was very mindful of this and the need to deliver better shareholder value over the short-, medium- and long-term timeframes. We thought deeply about the gap between the market’s view of valuation and our own.
Whilst investing in the business will always be the first priority for the use of capital, the Board believes that the balance sheet is now strong enough to support a share buyback. This was intended to be a clear demonstration of the Board’s belief in the medium- and long-term growth prospects of GSK
Importantly, the company will maintain planned increased levels of investment in
R&D, new launches and targeted business development, alongside the share buybacks
Patients, employees and investors
Zantac litigation resolution The Board approved the settlement of the vast majority of Zantac litigation cases
The Audit & Risk Committee exercised primary oversight for the Zantac litigation, including the related accounting, disclosure and communication assessments. The
Board approved the terms of the settlement of 93% (approximately 80,000 cases)
of US state court Zantac product liability cases for up to $2.2 billion. It also approved a separate settlement to pay a total of $70 million to resolve the separate
Zantac qui tam complaint. The settlements were agreed with no admission of liability
The costs of these settlements were funded through existing resources, with no changes to GSK’s growth agenda or investment plans for R&D as a result. The latest status of the Zantac litigation is set out in Note 47 to the Financial statements, Legal proceedings
Governments and regulators, employees, patients and investors
Responsible Business
reporting
The Board endorsed the
recommendations of the Audit
& Risk and Corporate
Responsibility committees to
adopt management's
proposals regarding the
Double Materiality
Assessment (DMA) and
evolution of Responsible
Business reporting

In a joint session, the Audit & Risk and Corporate Responsibility committees reviewed management's roadmap to compliance with the European Union
Corporate Sustainability Reporting Directive (CSRD), for inclusion in GSK’s 2025
Annual and Responsible Business Performance & Disclosure reports
The DMA, which comprised both financial (risks and opportunities) and impact
(positive and negative) materiality assessments resulted in the identification of eight subtopics broadly aligned with our six focus areas and our Responsible
Business Performance Rating system
The committees agreed, and the Board endorsed:
–management's assessment of the subtopics identified as being material
–the materiality threshold used, based on the assessment of financial and impact materiality
–the proposed updates to our Responsible Business reporting strategy, including
–the production of a Responsible Business Performance & Disclosure Report
Governments and regulators, employees, patients and investors

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities continued Key decisions continued

Decision	How the Board/Committee regarded stakeholder interests	Stakeholder groups
Data technology and accelerating GSK's ambition The Board reviewed and endorsed plans, including progress made on our AI adoption strategy
The Board reviewed and provided feedback on the technology priority objectives and management's approach to integrating technology into the core of GSK. In particular, AI represented a transformative opportunity for patient and shareholder impact, with a focus on achieving significant breakthroughs in scientific innovation, target identification and accelerating the progress of our pipeline
While the opportunities presented by AI are clear and would be progressed at pace, this would need to be balanced against:
–People and change: enlisting everyone at GSK in this effort and increasing digital fluency across the company
–Data & Trust: meeting and maintaining the highest standards with regard to trust and integrity in how we use and manage data
–External healthcare ecosystem: assessing the ecosystem of healthcare providers, payers and regulators for digital opportunities and risks to manage
The Audit & Risk Committee also undertook a review of the evolution and operational effectiveness of our AI Governance arrangements
Patients, employees, investors, governments and regulators, healthcare providers, payers
Business development
The Science Committee
considered the scientific
merits of business
development opportunities
and, where relevant, for late
stage assets commercial
reviews, prior to the Board's
review and approval

The Board, with support from the Science Committee and commercial reviews for late stage assets, reviewed many business development opportunities during the year. Those leading to concluded transactions included:
–restructuring of the CureVac collaboration under which GSK has assumed full control of developing and manufacturing candidates for seasonal influenza and
COVID-19 in phase II and avian influenza in phase I
–acquisition of an investigational T cell-engager from Chimagen Biosciences to expand the immunology pipeline
–acquisition of iDRX, including the lead molecule being developed as a first- and-
second-line therapy for the treatment of Gastrointestinal Stromal Tumour (GIST)
–partnership with Flagship Pioneering to discover novel medicines and vaccines
–acquisition of Aiolos Bio, including the phase II-ready long-acting antibody for the treatment of adult patients with asthma and with potential for additional indications
These deals were considered in the context of their potential to help us deliver transformational medicines to patients and drive growth by accelerating our pipeline
Patients, employees and investors
Remuneration policy review The Remuneration Committee approved a new 2025 Remuneration policy and performance measures, which is subject to a binding shareholder vote at our 2025 Annual General Meeting
Prior to developing the 2025 Remuneration policy, the Remuneration Committee and Board chairs, on behalf of the Committee:
–undertook an extensive consultation process with our major investors, as well as proxy advisers, on the proposed changes
–met with the Chief People Officer and HR leads for each area of the business to hear their views on our remuneration arrangements at GSK and wider workforce pay alignment opportunities
The Committee then carefully considered the feedback before finalising the Policy.
Further details are on pages 134 to 164.
Our people, investors, patients, governments, regulators and proxy advisers

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board activities continued

Evaluation
Board performance
The Board evaluates its performance, and that of its
committees, every year.
The evaluation is normally carried out externally every third year. The most recent external evaluation was facilitated in
2022 by Jan Hall of No 4, a business advisory company that
does not have any other connection with GSK.
The 2024 Board and committee evaluation was conducted
internally by the Senior Independent Non-Executive Director
(SID), supported by the Company Secretary.
Action points
After due consideration and discussion, the Board noted that the Board had performed well during the year and was
continuing to deliver to a new standard. The first phase of
GSK’s transformation since the demerger had built a foundation of consistent execution and delivery. The Board’s priorities, programme and meetings were well targeted and Board
materials continued to improve and focus on key areas of
discussion. Board discussions were robust and intense.
In terms of evaluating its performance for 2024, the Board’s key consideration was that the value of GSK shares does not
currently reflect its confidence in GSK’s growth strategy.  The
Non-Executive Directors were very determined that GSK
deliver better shareholder value over the short-, medium- and long- term timeframes.
The Board thought deeply about the gap between the market’s
view of GSK’s valuation and its own, during the course of 2024.
Whilst the Board was clear that investing in the business will always be the first priority for the use of capital, the balance sheet is now strong enough to support a share buyback. The
Board wanted this to be seen as a clear demonstration of its belief in the medium- and long-term growth prospects for GSK.
The Board will continue to review performance in this regard and consider other actions to address the gap if necessary.
In terms of the action points from the 2024 Board evaluation, it was noted that:
–the Board held a deep dive with the Chief People Officer on
GSK culture and considered the key elements of GSK’s
culture training provided to each employee. The Board would
continue to be briefed on the evolution of GSK’s culture
–Board engagement opportunities with employees were
increased and had evolved to provide more focused
engagements. In addition, from 2025 the Board will begin
engaging more frequently with the participants in GSK’s
Enterprise Leadership Programme
–the Nominations & Corporate Governance Committee
undertook a review of each Board committee’s remit and
scope to ensure that they remained appropriate. They were
then updated to reflect the changes
Board committee evaluations
The review of the Board committees focused on potential
opportunities to further support GSK's momentum in its third year as a pure biopharma company, to help remove duplication and support the delivery of the Board's priorities identified for
2025. In addition, each committee reviewed its members'
tenure, knowledge, expertise and composition.
Each committee was considered to have operated effectively
and the following enhancements were agreed:
Corporate Responsibility Committee: was considered to be
performing well despite a challenging external environment.
The focus for 2025 would be to ensure that increased
monitoring was in place so that GSK was able to respond to the evolving global environment.
Science Committee: would be spending even more time on
considering and identifying new science and technology
platforms that can continue to drive performance beyond 2030.
More time would also be allocated to strategy review
discussions and blue sky thinking.
Nominations & Corporate Governance Committee’s:
primary focus had resulted in the identification of excellent new
Board members. Consideration would be given to creating time to identify expertise needed for the future to accelerate what comes next. Consideration would also be given to further map the potential routes for securing new Board members with
scientific experience in the future. The Committee would
continue to ensure that its succession planning work was
regularly refreshed.
Audit & Risk Committee’s: continued progress had been
made in streamlining Committee materials. It was agreed that this should continue to be an objective. Opportunities would be sought to create more time for the consideration and discussion of risk.
Remuneration Committee: was considered to be performing
well despite a challenging environment.  The focus for 2025
would be to finalise the Remuneration Policy for approval at the company’s AGM. The Committee would continue to balance,
understand and navigate shareholder views and positions on
remuneration across the globe to ensure that GSK’s
remuneration policy could be as competitive as possible to
retain and recruit the talent needed for successful strategy delivery. The Committee wanted to continue to track the wider group’s philosophy on remuneration with a view that GSK could be competitive in protecting and rewarding talent.
Opportunities to further streamline routine papers for the
Committee would also be explored.
Chair's evaluation
The SID carried out the Chair's evaluation. He sought feedback on the Chair's performance from the Directors individually and collectively. From this review, the Non-Executive Directors
concluded that the Chair was leading the Board appropriately and effectively. The Chair and SID then discussed the results of the review.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports

Nominations & Corporate Governance Committee report
During the year, we further strengthened the
scientific and medical expertise of the Board. Each of
my Board colleagues brings a unique skill set to
contribute to our collective purpose
Jonathan Symonds, Nominations & Corporate Governance
Committee
I am pleased to present my sixth report as Chair of the
Nominations & Corporate Governance Committee (the
Committee).
Board succession
In my Chair’s Governance statement, I discussed the important
Board appointment processes that have been undertaken
during 2024. A particular focus of the Committee this year has been succession for the scientific and medical expertise of the
Board. Dr Jeannie Lee was appointed to the Board and
Science Committee in March 2024. The appointment of Dr
Gavin Screaton will also be effective from 1 May 2025. Further details on the appointment of Dr Screaton are set out in my
Chair’s Governance statement.
The Committee seeks to follow best practice in all the searches it makes, and appointments it recommends, to the Board,
agreeing the criteria for each role, the interview panel and considering a comprehensive longlist of candidates. Shortlisted candidates are interviewed and assessed against the chosen
criteria. Due diligence is then undertaken before the Committee makes its final recommendation. Executive search firms are
appointed according to the company’s procurement policy and
based on their expertise relative to each role.
The Committee only engages search firms that are signatories to the Voluntary Code of Conduct of Executive Search Firms.
The Committee worked with Russell Reynolds during 2024.
They also provided executive search services to the company.
The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against
such conflicts. With the exception of the planned retirement of
Dr Jesse Goodman, there are no imminent Non-Executive
Director retirements for the Committee to consider.
Corporate governance architecture
As part of its regular reviews of the company’s Corporate
Governance architecture on behalf of the Board, the
Committee monitors the composition of all Board committees
in consultation with each Committee Chair. This is with a view to ensuring their composition is appropriate and makes the
best use of the Board members’ knowledge, skills and
experience. After the 2024 AGM, the Committee undertook an
in-depth review of the each Board committee’s membership to
ensure their composition was effectively calibrated to support the Board’s priorities This resulted in:
–updates to the Nominations & Corporate Governance
Committee’s membership to include the Science Committee
Chair
–although no changes to the Remuneration Committee’s
membership were needed, it was agreed that the Science
Committee Chair would be invited to attend meetings where
his expertise would be of assistance in the Remuneration
Committee’s deliberations. This would be particularly helpful with reviews of R&D performance measures and targets
–the appointment of Wendy Becker to the Corporate
Responsibility Committee (CRC) to create a membership
overlap between the CRC and Audit & Risk Committee,
which was deemed to be helpful to both
In parallel, we have overseen a complementary exercise to
further enhance the company’s Corporate Governance
architecture. This involved an in-depth review of each Board committee’s Terms of Reference (Terms). This review sought
to:
–simplify and improve consistency
–ensure continued alignment internally with current practice at
GSK and externally with laws, regulations and best practice
and
–accurately reflect the Board committees’ continuing remit and the delegation of respective duties and authorities continue to complement one another
The agreed updated Terms included the creation of a ‘Common
Terms of Reference’ document to eliminate duplication of
administrative and logistical matters common to all our Board committees. All our Terms are available at gsk.com.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Corporate governance
The Committee regularly reviews, on behalf of the Board,
GSK’s corporate governance positioning, the external rating of
GSK’s corporate governance practices and emerging corporate
governance requirements.
Board and GLT composition
We are committed to ensuring the most appropriate
composition of our Board and its committees. The Board and
management seek to support and encourage an inclusive
culture throughout the company and being respectful of our
operating environment.
An effective Board includes a range and balance of skills,
experience and knowledge, as well as professional and social-
economic background and independence, with individuals who
are prepared to challenge each other collaboratively. This mix is complemented by a range of personal Board attributes,
including character, intellect, judgement, honesty and courage.
The Committee in collaboration with all our Non Executive
Directors continued to review our talent and succession
pipelines and the development plans for key management roles and their successors. During the year, we undertook our regular deep dive of the emerging senior talent that the GLT had
identified. These are employees who were exceeding
expectations or who are exceptionally talented and who have
the potential to take on a GLT role in the future. These
discussions include reviewing our strategic approach to talent development planning. The Board seeks to meet with these
individuals at employee receptions and through other Board
engagement opportunities. Non Executive Directors now also
meet more informally with participants in our Enterprise
Leadership Programme to get to know them better on a
personal level and support their continued development as
potential successors to our GLT leaders.
In 2024, the work of the Committee also included monitoring
our performance against the policy objectives we set to ensure that our Board and committee composition and succession
planning promotes diversity, inclusion and equal opportunity, pursuant to the principles of the FRC Code. These objectives included gender and ethnicity representation targets for the
Board in accordance with the Financial Conduct Authority
(FCA)’s diversity targets, which we report on below (as required by the UK Listing Rules). We met or exceeded these objectives in the reporting period.
The Committee recognises that, going forward, the company
will make changes in several areas related to inclusion and
diversity to ensure continued compliance with the law and
being respectful of our operating environment, including no
longer applying a Board diversity policy.
Board and GLT diversity data collection
In 2024, diversity data has been gathered directly on a self-
identified basis as follows:
–Board members: using a questionnaire
–GLT members: individual election held on GSK's HR
database
As required by the UK Listing Rules, all data published in the following section of the report are as at 31 December 2024 and the date of publication. We also continue to oversee the
developing pipeline of direct reports to the GLT. The Committee is reviewing its future position with regards to the collection of diversity data.
Sir Jonathan Symonds
Nominations & Corporate Governance Committee Chair
25 February 2025

FCA UK Listing Rule 6.6.6R(9) reporting

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Executive Management	Percentage of executive management
Gender identity or sex
Men	6	50%	2	6	50%
Women	6	50%	2	6	50%
Not specified/preferred not to say	—	—	—	—	—
Ethnic background
White British or other White (including minority white groups)	9	75%	4	10	83.3%
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/Asian British	2	17%	—	1	8.3%
Black/African/Caribbean/Black British	1	8%	—	—	—
Other ethnic group	—	—	—	—	—
Not specified/preferred not to say	—	—	—	1	8.3%

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued

Science Committee report
The Committee has been impressed with the depth of
scientific talent within GSK, as well as the use of
technology to accelerate scientific research. This has
driven exceptional progress in R&D across each of our
therapeutic areas
Dr Hal Dietz, Science Committee
I am pleased to present my second report as Chair of the
Science Committee (the Committee) on our activities during
2024.
The Committee’s key activities in 2024 were split into three important areas:
–pipeline reviews: monitoring of GSK’s pipeline
–business development: undertaking technical reviews and
assessment of the scientific foundation for potential business development transactions
–scientific deep-dives: discussing and analysing the key
scientific and technology themes which drive the company’s
R&D strategy
Pipeline progress
During 2024, the Committee continued to monitor the strong
progress of R&D. Our CSO, Dr Tony Wood, provided regular
updates on pipeline progress across the company’s four
therapeutic areas: respiratory, immunology and inflammation
(RI&I), oncology, HIV, vaccines and infectious diseases, which has included 13 positive pivotal data readouts. Particular
highlights noted by the Committee during the year included:
–Positive results for ultra long-acting biologic depemokimab, supporting dual indication filings for severe asthma and
chronic rhinosinusitis with nasal polyps (CRSwNP)
–Expanded approval for Jemperli to all adult patients with
primary advanced or recurrent endometrial cancer in the US
and EU, including  MMRp/MSS tumours which represent
approximately 75% of cases
–Positive phase III data for Blenrep, including progression free survival and overall survival, and multiple regulatory filings in
2L+ relapsed/refractory multiple myeloma
–Expanded approvals for Arexvy in adults aged 50-59 at
increased risk in the US, EU and Japan, in addition to
positive new data demonstrating protection over three full
RSV seasons
–Gepotidacin filed in the US as a potential first new antibiotic for uncomplicated UTIs in 20 years
–Regulatory designations, including Breakthrough Therapy
Designations and Priority Reviews, in the US, EU, China and
Japan for several assets including: Blenrep for 2L multiple
myeloma, Jemperli in dMMR/MSI-H locally advanced rectal
cancer, GSK’227 (B7-H3 ADC) in extensive-stage small-cell
lung cancer and osteosarcoma, gepotidacin in uUTI and
bepirovirsen in hepatitis B, recognising their potential in
areas of significant unmet need
Business development transactions
The Committee continued to be actively engaged in evaluating the scientific principles of business development transactions during the year, aligned to therapeutic area focus and strategy.
Key transactions reviewed by the Committee during the year
included:
Respiratory, immunology and inflammation (RI&I)
–Aiolos Bio: acquisition of a potentially best-in-class TSLP antibody (AIO-001) from Aiolos Bio, expanding GSK’s
respiratory biologics and portfolio of mechanisms in COPD.
–Chimagen Biosciences: acquisition of an investigational T
cell-engager from Chimagen Biosciences to expand GSK’s
immunology pipeline in autoimmune diseases such as lupus
–Flagship Pioneering: collaboration with the bioplatform
innovation company Flagship Pioneering, with the goal of
discovering and developing a portfolio of future
transformational medicines and vaccines, starting in
respiratory and immunology
–Relation Therapeutics: agreement with Relation
Therapeutics, using their Lab in the Loop platform to discover novel targets for osteoarthritis, systemic sclerosis and other fibrotic mechanisms, supporting our data-tech driven
approach in respiratory, immunology and inflammation
Oncology
–Duality Biologics and IDRx: licence agreement with Duality
Biologics for a CDH17 antibody-drug conjugate with potential best-in-class treatment options in gastrointestinal cancers
and acquisition of IDRx, including lead molecule IDRX-41, a
highly selective KIT tyrosine kinase inhibitor being developed as a first- and second-line therapy for the treatment of GIST.
These transactions add to GSK’s growing portfolio in
gastrointestinal cancers
Data and platform technologies
–Ochre Bio: licence agreement with Ochre Bio on a human
liver cell platform and multi-modal data for AI/ML modelling and discovery to strengthen our data and platform
technology capabilities
–Elsie Biotechnologies: acquisition of Elsie Biotechnologies, an oligonucleotide discovery and chemistry platform,
strengthening our platform technology capabilities

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Deep-dives into innovative science
During the year, the Committee has continued to undertake
deep-dives into some of the scientific principles and highly innovative technologies that support the execution of our R&D priorities. These included, but were not limited to, the
underlying scientific rationale for key transactions and the application of data and platform technologies across target
choice, patient identification, molecule design and clinical trial effectiveness. The Committee is confident in the strategic
approach to generate pipeline value with competitive
advantage.
Collaborating with other Board committees
We also supported the Remuneration Committee during its
review and implementation of the updated 2025 Remuneration
Policy. In particular, we provided specialist guidance to the
Remuneration Committee during the key considerations for the selection, design, measurement and adoption of:
–a new stretching Pipeline measure for the Annual bonus plan to reward delivery of shorter-term milestones for GSK's
priority pipeline assets
–the evolution of the Pipeline Sustainability measure for our
Performance Share Plan which now focuses on
replenishment of the pipeline and longer-term performance
The Committee already reviews the Performance Share Plan
Pipeline Progress targets annually prior to their approval by the
Remuneration Committee.
Going forward, we will also assist in assessing and disclosing performance against both these measures.
Committee changes
We welcomed Dr Jeannie Lee to the Committee following her
appointment to the Board on 4 March 2024. Dr Lee’s expertise in the field of RNA biology and its application to drug
development and therapeutics has already offered useful
insights into the Committee’s work and I look forward to her continued contributions.
We also look forward to welcoming Dr Gavin Screaton to the
Committee, who will succeed Dr Jesse Goodman from 1 May
2025. His knowledge of immunology and infectious diseases
will provide invaluable perspective to the Committee’s
discussions.
Dr Hal Dietz
Science Committee Chair
25 February 2025

Corporate Responsibility Committee report
As a Committee, we oversee our performance, progress
and future plans across GSK’s six Responsible Business
areas. We view these areas as fundamental to
sustainable growth, positive societal impact and
consequential value for patients
Dr Anne Beal, Corporate Responsibility Committee
I am pleased to present this report, which is my third as Chair of the Corporate Responsibility Committee (the Committee).
To be successful over the long term, GSK needs to consider its responsible business impacts and risks. The Committee
oversees the six areas that address what is most material to the business. These comprise the issues that matter the most to our internal and external stakeholders, including investors, our people, healthcare professionals, governments and
regulators and particularly our patients who are the recipients of our portfolio of products and the ultimate drivers of our
business.
As we worked through our programme of activities this year, my
Committee asked management how:
–well the company is performing against, and making an
impact on the six Responsible Business focus areas
embedded in our strategy
–this supports our sustainable performance and long-term
growth
–further improvements can be identified and implemented
–we can best report to our key stakeholders on what we have
done and the level of impact we have made as we continue
to adapt to the reporting requirements of the UK, US and EU
To support this, we built a number of in-depth sessions into our programme, including a combined session with the Audit & Risk
Committee on interrelated Annual Report and Responsible
Business performance.
External context
At the start of the year, we receive and discuss a
comprehensive update on management’s assessment of and
view on the external trends and outlook relevant to responsible business issues. This sets the scene on the evolving investor, economic, political, regulatory and cultural backdrop to our
Trust priority, and provides valuable context for the Committee in advance of the business we undertake during the course of the year. The Committee receives further updates if there are any material changes to these external factors to help inform our approach going forward.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Responding to health impacts of climate
change
The Committee heard from the Chief Scientific Officer and the
President, Global Affairs on the health impacts of climate
change. This helped us gain a greater understanding of how
GSK might need to evolve its therapy areas due to climate
change and nature loss. It also helped us identify the potential business risks and opportunities of our products, so they can be factored into planning our R&D. An independent review was commissioned by management which assessed GSK’s product
and pipeline portfolio. These results were shared with the
Committee. This analysis suggested that GSK is well
positioned with innovative vaccines and medicines to address some of the biggest health impacts arising from climate
change, especially in Infectious Diseases, HIV and Respiratory.
The Committee encouraged management to continue this work
to support the company’s long-term value proposition through effective development of our R&D portfolio, strategic clinical choices and future investments in the supply chain.
Progress on climate and nature ambition
The Committee received a performance update on our pathway
towards our net zero and nature goals. We discussed how the
company was responding to external trends that could
accelerate or disrupt our progress to achieving these goals and we were satisfied that these are being properly addressed. We also considered and endorsed the implementation of a number
of key adjustments to maintain momentum against these
stretching goals.
Health impact
GSK’s President, Global Health and President, Global Affairs,
outlined initial work that management had been undertaking to explore how we might develop an appropriate approach to
measuring health impact. This includes working with two third parties to shape and pilot new methodologies for both a
commercial and global health portfolio. The Committee asked
management to keep in mind the importance of scale, access,
reach and health impact as key concepts to help reinforce
GSK’s value proposition to society and shareholders.
Culture
The Committee heard from the Chief People Officer on the
continuing work to build a high-performing organisation with an inclusive culture. We were pleased with the progress that had been made across many aspects of talent and inclusion.
Responsible Business Performance Rating
The Responsible Business Performance Rating is one of our
KPIs and helps us measure delivery of progress on the six
areas most material to our business. This is the third year that the Rating has been used and together with the Audit & Risk
Committee, we jointly continue to oversee its evolution to make sure it meets the expectations of key stakeholders and remains relevant in respect of upcoming regulations.
We monitored and evaluated GSK’s progress in 2024 against
the 22 metrics across the six focus areas comprising the Rating at the half and full year, with a recommendation to the Board to publish a final 'on track' Responsible Business Performance
Rating. For more details, see page 45 of the Strategic report and in the Responsible Business Performance Report – both of which are available at gsk.com.
Collaborating with other Board Committees
We supported the Remuneration Committee during its review
and implementation of the updated 2025 Remuneration Policy.
Together with the Audit & Risk Committee we jointly considered the EU Corporate Sustainability Reporting Directive compliance requirements for inclusion in GSK’s 2025 Annual and
Responsible Business Performance reports for publication in
Q1 2026. For more details on this review, please see page 127 of our Audit & Risk Committee Chair’s report.
Dr Anne Beal
Corporate Responsibility Committee Chair
25 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued

Audit & Risk Committee report
The Committee’s activities during the year have focused
on Financial, Legal and Risk and assurance aspects of
the business. Our work has underscored GSK's
commitment to maintaining robust governance
frameworks and adapting to evolving regulatory
requirements
Charles Bancroft, Audit & Risk Committee
I am pleased to present this report, which is my fourth as Chair of the Audit & Risk Committee (the Committee), and in the
following pages I aim to share insights into the activities
undertaken or overseen by the Committee during the year.
At the beginning of the year, the Committee considered and
agreed the Annual Programme for 2024 (the Programme)
which is designed to complement and underpin the Board’s
priorities. These comprise the approach to financial, legal and compliance, risk and assurance, internal control framework and external auditing areas of oversight for the Committee.
Management prepares and submits concise papers on the key
issues for the Committee to review, contribute to and make
decisions on. Crucially, as Committee Chair, I have unfettered access to the senior leadership, key members of their teams
and the external auditor. These include private Committee
sessions or regular one-on-one meetings outside the
Committee cycle.  Based on the work the Committee has done
or inspected during the year, GSK continues to exhibit a strong compliance culture, with a consistent tone and engagement
from the top which runs throughout the organisation.
We hold a selection of in-depth sessions in the Programme,
including regular reviews of cyber security and AI/ML control environment, and a combined meeting with the Corporate
Responsibility Committee (the Committees) on our Responsible
Business performance, assurance and reporting, is discussed
below.
Financial
Financial reporting: The integrity of our financial statements, including the Annual Report and quarterly results, remain at the core of what the Committee does. This includes the review of investor materials, our progressive dividend policy, and
payments and results announcements. Significant areas of
judgement related to our financial statements are presented to the Committee by management and are commented on by the
Auditor, including overlaps and any variances with the Auditor’s key audit matters. Further details are included on page 131 of my report and the Auditor’s report on pages 178 to 181. We are committed to representing GSK’s financial reporting disclosures in a clear and transparent way and can confirm that the
financial reporting and controls framework remains robust. No fundamental changes were required during the year.
UK Corporate Governance Code updates: In January 2024, the
Financial Reporting Council published an updated Code, which includes a provision, effective 1 January 2026, requiring
companies to report on the effectiveness of material financial, operational, reporting, and compliance controls. As a dual-listed company, GSK is well-positioned to meet these new
requirements. We reviewed and endorsed management’s
approach to focusing on GSK’s most material controls, which
involved aligning our Internal Control framework with US
Sarbanes-Oxley processes. I look forward to providing further details of the implementation of this approach in our next
Annual Report, before formally reporting against these new
controls in GSK’s 2026 Annual Report.
Responsible business reporting: The Committees jointly
considered the EU Corporate Sustainability Reporting Directive
(CSRD) compliance requirements for inclusion in GSK’s 2025
Annual and Responsible Business Performance reports for
publication in Q1 2026.
CSRD establishes externally assured, mandatory reporting of
sustainability issues, in relation to financial risks/opportunities and positive or negative impacts on society and the
environment, against a standardised framework and taxonomy.
The Committees considered the roadmap to CSRD
compliance, then assessed and recommended to the Board
the:
–double materiality topics, based around GSK’s six
Responsible Business focus areas, identified by
management as being the correct ones for disclosure and to
be embedded into strategic decision-making
–adoption of an appropriate Responsible Business reporting
strategy for GSK in future years, as outlined by management
Assurance Hub: 2024 saw the Hub complete its first full year of operation after its successful launch in September 2023. The
Committees scrutinised measures taken by management in
continuing to strengthen the Hub’s governance, processes,
assurance and controls, how the Hub was discharging
business as usual activities and progress being made in the
projects the Hub is undertaking ahead of, and in readiness for,
GSK’s compliance with EU CSRD and SEC Climate reporting
and data requirements from 2025.
The Committees’ joint consideration of, and update on, the
Responsible Business Performance Rating for 2024 are set out
in the Corporate Responsibility Committee (CRC) Chair’s report on page 125.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Legal
At each scheduled meeting, the Committee reviews legal
privileged reports given by the General Counsel on material
litigation and investigations. The Chief Compliance Officer
(CCO) also gives us updates. We monitor through to resolution material and/or privileged investigations across the enterprise that are either substantiated or unsubstantiated. Where
appropriate any corrective/mitigatory actions and lessons
learned will be discussed.
The Committee continued to exercise primary oversight for
Zantac litigation, including related accounting, disclosure and communication assessments. This included assessing and
agreeing the details of GSK’s proposed resolution of the Zantac settlement:
–of 93% (approximately 80,000 cases) of US state court
Zantac product liability cases for up to $2.2 billion and
–a separate settlement of the associated qui tam complaint for
$70 million, prior to the public disclosure of the settlement
The Committee is pleased to see the Zantac risk retired for the best long-term interests of shareholders, with no admission of liability. The latest status of the Zantac litigation is set out in
Note 47 to the Financial statements, Legal proceedings.
Risk and assurance
Risk management: GSK has a well-established and mature
risk management and internal control framework which is
described on page 130. The Committee continues to scrutinise the operation of this framework and reviews refinements
proposed by management to ensure it remains fit for purpose
and is sustainable.
We monitor a dashboard of all GSK’s enterprise risks and the process by which they are identified and prioritised. Key
enterprise risk topics for consideration by the Committee are determined dynamically during the year following reviews
undertaken at Risk and Oversight Council (ROCC) meetings.
Following the review of the governance of enterprise risk
management oversight, the CCO and I proposed an enhanced
approach, with the Committee conducting more detailed
reviews of GSK’s Research practices, Patient safety and
Scientific and patient engagement. These reviews were
previously overseen by the Science Committee. The Science
Committee Chair now joins the Committee when we review
these enterprise risks together. The CRC leads on the review of those enterprise risks relating to its key areas of focus.  The
Committee continues to review any significant enterprise risk escalations or associated investigations.
Following the 2024 review, we agreed to add Pipeline delivery as a principal risk from 2025. This was agreed given the
evolving external reporting regulations and the paramount
importance of discovering and developing new medicines and
vaccines. All enterprise risk plans were updated in 2024 to
include assessment of data management and technology, in
addition to the existing areas of impact of geopolitics and the exposure presented by third parties. In recognition of external changes to the wider workforce ecosystem, going forward we
will oversee the mitigation of the potential risk of GSK failing to deliver our strategic priorities as a result of inadequate skills or planning.
Information and cyber security: This is a principal risk for
GSK and a key oversight area for the Committee. The Chief
Digital and Technology Officer (CDTO), Chief Information and
Security Officer (CISO) and CCO present updates regularly on information and cyber security, as well as assessments of the status of their associated key risk indicators. We are joined by my Board colleague, Dr Vishal Sikka, for these discussions.
Dr Sikka and the CDTO’s skills and experience, especially
those related to cyber security, are set out on pages 107 and
108 respectively. The CISO and CCO’s experience and
responsibilities relating to cyber security are set out on page
133 of last year’s Annual Report.
During the year, the Committee discussed a scheduled external
NIST review of ongoing delivery against GSK’s Cyber Security
Plan by a specialist firm of independent cyber experts. This industry best practice framework is known as the National
Institute of Standards and Technology Cyber Security
Framework (NIST-CSF). We are pleased that GSK’s cyber
maturity rating is currently positioned in the upper quartile of our peers. This reflects an accelerated rate of execution and maturity growth since the plan was approved by the Committee in mid-2022 when the maturity rating baseline was established.
Since then, there has been a significant improvement in control effectiveness. This continued strengthening of controls will help to protect against the principal cyber security threats to GSK.
Given the ever-changing environment, we are currently
considering recalibrating GSK's cyber maturity goals to further challenge GSK management to further enhance the protection
of our systems.
The Committee is pleased with the rate of execution of the plan and progress made so far. We will continue to be briefed on
how the NIST assessment framework and methodologies
continue to adapt. We are also keen to observe management’s
deployment of other capabilities so that the company’s
defences remain relevant and robust in this rapidly evolving dynamic threat environment.
Further details of the other measures taken during the year to mitigate this risk are described on pages 60 and 282.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
AI Governance: Our Responsible AI framework helps us
maintain clear guardrails as we scale adoption of AI across
GSK to drive innovation, growth and productivity and, in doing so, to accelerate our purpose.
In my report last year, I described the establishment by the
Board of the AI Governance Council (Council), its purpose and activities that helped to define, establish and oversee these guardrails. The Council is aligned to the ROCC and
Committee’s reporting arrangements, as well as our other
governance forums, as appropriate. A year after the Council’s creation, the Committee was keen to examine the:
–structure and evolving operational effectiveness of the
Council
–functioning of the responsible AI governance architecture,
including the complementary roles, duties, ownership and
composition of each of these AI forums
–overall increase in maturity of our AI risk management
arrangements
The Committee was pleased with the significant initiatives that the Council had pursued and rolled out across the Group to
further enhance GSK’s AI environment. These included:
–approving an AI Policy that embeds new AI principles and
establishes guidelines for use of AI within the company. The
Policy applies to all AI developed, procured, or used by our people at GSK. Responsible AI training modules continue to
be rolled out
–developing, adopting and publishing an AI Standard
Operating Procedure (AI SOP), defining steps required for all development and/or procurement of AI systems across GSK
–monitoring an inventory of all AI models developed across
GSK. This is being actively monitored through the Council, as the number of AI applications in use expands at pace across
the enterprise
The Committee received a briefing from the Head of Audit &
Assurance (A&A) on the results of an initial audit, that primarily focused on evaluating how the AI Governance framework is
embedding across GSK. This has also helped strengthen
oversight capabilities by increasing the experience of the A&A team in conducting audits and oversight of new technologies.
In 2025, the Committee is looking forward to monitoring how
the Council progresses its key focus areas. These include:
–supporting business units in further improving and refocusing their AI systems to align to the AI SOP
–continuing to embed and grow the Responsible AI SOP
adoption throughout the organisation
–continuing to oversee and monitor AI systems, including
developing technical and operational best practices
–refining and maturing the Council’s governance approach for scaled adoption of AI across GSK
During the formative stage of AI development and adoption, the
Committee is keen to ensure an appropriate balance is
maintained between identifying, mitigating and monitoring key
AI risk areas across the enterprise and with our third parties, while harnessing the opportunities and capabilities of this
technology.
Assurance: The Head of A&A provides regular updates on
progress against the agreed Assurance Plan. During the year
we reviewed detailed briefings on:
–Third parties: The level of assurance work undertaken by
A&A and other assurance groups within the business,
covering exposure to third party services and suppliers used by GSK was covered. Given GSK’s increasing reliance on
third parties, particularly in high-risk areas such as R&D,
there is a need to continue to strengthen the application of internal control management in this area. We reviewed
initiatives to drive sustainable improvements and further
enhance oversight in this regard.
–Business development (BD): The execution of targeted BD
deals is a key Board priority to help drive the future growth of the company. We reviewed a series of audits that examined
various aspects of BD, including diligence, governance,
decision-making, contracting processes, and subsequent
integration into the business. During future audits, A&A will focus on the effectiveness of the implemented corrective
actions identified and embedded in such deals post approval.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Internal control framework
The Board recognises its obligation to present a fair, balanced and understandable assessment of GSK’s current position and
prospects. It is accountable for evaluating and approving the effectiveness of GSK’s internal controls, including financial, operational and compliance controls, and risk management
processes.
We ensure the reliability of our financial reporting, and
compliance with laws and regulations, through our internal
control framework. This is a comprehensive enterprise-wide
risk management model, which supports the Board to identify, evaluate and manage the Group’s principal and emerging risks, as required by the FRC Code. The framework is designed to
manage the risk of GSK not achieving its business objectives.
A fit-for-purpose framework – complemented by our corporate
culture and Speak Up processes – ensures that the risks
associated with our business activities are actively and
effectively controlled in line with our agreed risk appetite. We believe GSK’s framework provides reasonable, but not
absolute, assurance against material misstatement or loss.
The Board mandates the Group’s Risk Oversight and
Compliance Council (ROCC) of senior leaders to support the
Committee in overseeing risk management and internal control activities. It also provides the business with a framework for risk management and escalation of significant risks. Risk
management and compliance boards (RMCBs) across the
Group promote the ‘tone from the top’ and establish our risk culture, and ensure effective oversight of internal controls and risk management processes.
Each principal risk has an assigned risk owner, drawn from
senior management, who is accountable for managing the
principal risk with oversight from a GLT member, which includes setting and implementing risk mitigation plans. Risk owners
report quarterly on their respective risk management approach and progress at the ROCC and the appropriate Board
committee. Our Compliance function assists the ROCC and
RMCBs. Compliance is responsible for advancing enterprise-
wide risk management and for developing risk-based and
ethically sound working practices. It also actively promotes ethical behaviours by enabling all employees to operate in line with our culture and comply with applicable laws and
regulations.
Our Audit & Assurance (A&A) function provides independent
assurance to senior management and the Board on the
effectiveness of risk management Group-wide, in line with an agreed assurance plan. This helps senior management and the
Board to meet their oversight and advisory responsibilities to fulfil GSK’s strategic objectives and build trust with patients and other stakeholders. A&A has a dual reporting line to the CFO and the Committee.
As a Committee we receive regular reports from principal risk owners, Compliance and A&A on areas of significant risk to the
Group and on related internal controls. These reports assess the internal control environment within each principal risk area, including enhancements to strengthen controls. Once we have
considered these reports, the Committee reports annually to
the Board on the effectiveness of GSK’s internal controls.
In 2024, through the authority delegated to the Committee, the
Board conducted a robust assessment of the Group’s principal and emerging risks. This assessment in line with the FRC Code included consideration of the nature and extent of risk the
Board is willing to take to achieve GSK’s strategic objectives.
The Board, via the Committee, also oversaw the effectiveness of our internal control environment and risk management
processes across the Group for the whole year, up to the
approval date of this Annual Report.
More detail about the review of the Group’s risk management
approach is further discussed in the Risk management section of the strategic report on pages 59 to 74.
The management of each principal risk is explained in ‘Risk
Factors’ on pages 277 to 285.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Significant issues relating to the financial statements
In considering GSK’s quarterly financial results announcements and the financial results in the 2024 Annual Report, the Committee reviewed the significant issues and management judgements in determining those results. It reviewed management papers setting out the key areas of risk, actions taken to quantify the effects of the relevant issues, and judgements made by management on the appropriate accounting required to address those issues in the financial statements.
The significant issues considered in relation to the financial statements for the year ended 31 December 2024 are set out in the following table, with a summary of the financial outcomes where appropriate. The Committee and the external auditor have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 178 to 181.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee
Going concern basis for the preparation of the financial statements
The Committee considered the outcome of management’s half-yearly and year-end reviews of current and forecast net debt positions and the various financing facilities and options available to the Group. The Committee also considered management’s review of the impacts of both the current economic environment and climate change.
Following consideration of these assessments, which included stress testing and viability scenarios, sources of liquidity and funding, forecasts and estimates, the
Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals
The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The RAR accrual for US
Commercial Operations was £5.2 billion at 31 December 2024 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in US Commercial Operations in determining the level of accrual necessary is set out in Note 3 ‘Critical accounting judgements and key sources of estimation uncertainty’ on pages 101 and 102.

Provisions for legal matters, including investigations into various aspects of the Group’s operations
The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel including the Zantac litigation, together with a number of detailed updates on investigations into various aspects of the Group’s operations. See Note 47 to the financial statements ‘Legal Proceedings’ for more details including the Zantac litigation.  Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2024, the provision for legal matters was £1.4 billion; see Note 32 to the financial statements, ‘Other provisions’ for more details.

Provisions for uncertain tax positions
The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2024, a tax payable liability of £0.7 billion, including provisions for uncertain tax positions was recognised on the Group’s balance sheet.

Impairments of intangible assets
The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment losses of £0.3 billion in 2024. See Note 20 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare
The Committee considered management’s judgement that it was necessary to increase the liability to pay contingent consideration primarily as a result of increases in sales forecasts, updated exchange rate assumptions and the unwind of the discount. After cash payments of nearly £1.2 billion in the year, at 31 December
2024, the Group's balance sheet included a contingent consideration liability of
£6.1 billion in relation to ViiV Healthcare. See Note 33 to the financial statements,
‘Contingent consideration liabilities’ for more details.

ViiV Healthcare put option	The Committee reviewed and agreed the accounting for the Pfizer put option and concurred with management’s judgement on the valuation of the put option of £0.9 billion at 31 December 2024.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Effectiveness and quality of external audit
process
The Committee is committed to making sure that GSK receives
a high-quality and effective external audit. In evaluating
Deloitte’s performance during 2024, prior to making a
recommendation on its reappointment in early 2025, the
Committee reviewed the effectiveness of its performance
against the criteria which it agreed with management at the
beginning of 2024.
The detailed criteria used to judge Deloitte's effectiveness as external auditor are available at gsk.com. These are based on the audit approach and strategy, ensuring a high-quality
independent audit, effective relationship and value for money.
The Committee monitors engagements with external
stakeholders relevant to our areas of oversight, including the
FRC and Securities and Exchange Commission.
We sought to ensure that Deloitte would deliver a smooth,
thorough and efficiently executed audit for 2024 and so
considered:
–the overall quality of the audit
–the independence of Deloitte
–whether Deloitte showed an appropriate level of challenge
and scepticism in its work.
Deloitte’s length of tenure was not taken into account when
assessing its independence and objectivity, given it only
commenced its role as auditor in 2018. However, the
Committee did consider how effectively it had assumed its role as auditor. The Committee also considered the outcomes of an audit effectiveness review undertaken by a team independent
of the auditor at Deloitte. As part of this process, interviews were undertaken with key GSK stakeholders including
Executive and Non-Executive Directors and key corporate
functions.
The interviews focused on assessment in a number of areas
including:
–alignment to expectations of external auditor
–feedback on Deloitte team members, including on their skills and experience
–effectiveness of communication and ways of working
–audit approach and quality
–areas of focus for improvement
As Committee Chair, I regularly meet independently with the
audit partner. We also meet with the auditor privately at the end of each Committee meeting to discuss progress, as
appropriate.
Having reviewed the above feedback, and noted any areas of
improvement to be implemented by the audit team for 2025, the
Committee was satisfied with the:
–effectiveness of the auditor and the external audit process
–auditor’s independence, qualifications, objectivity, expertise and resources
We agreed to recommend to the Board Deloitte's
reappointment at the next AGM, and did so free from the
influence of any third party.
Auditor’s reappointment
External auditor

External auditor appointment
Last tender	May–December 2016
Transition year	2017
First shareholder approval of current auditor	May 2018
First audited Annual Report and 20-F	Year ending 31 December 2018
New lead audit engagement partner	2023
Next audit tender required by regulations	2026 (to take effect from 2028)
There were no contractual or similar obligations restricting the
Group’s choice of external auditor.
Audit tender
The Committee considers that, during 2024, the company
complied with the mandatory audit processes and audit
committee responsibility provisions of the Competition and
Markets Authority Statutory Audit Services Order 2014.
As Deloitte continues to maintain its independence and
objectivity, and the Committee remains satisfied with its
performance, GSK does not currently intend to tender the
external auditor contract before the end of the current required period of 10 years identified above and considers that this is in the best interests of shareholders.
The Committee was mindful that there were appointments of a
new CFO for GSK and lead audit partner for Deloitte during the
2023 financial year. These changes help further mitigate the risks of any over-familiarity between the company and the
auditor.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Board committee reports continued
Non-audit services
Management operates on the presumption that other
accountancy firms will ordinarily provide non-audit services to
GSK. However, where the external auditor’s skills and
experience make it the only suitable supplier of non-audit
support – such as for audit-related matters, tax and other
services – it may be used, in the best interests of the company.
In line with GSK’s non-audit services policy, the Committee
ensures that auditor objectivity and independence are
safeguarded by reviewing and pre-approving the external
auditor’s provision of such services. The company policy
complies with the FRC’s 2024 Revised Ethical Standard and
the Sarbanes-Oxley Act of 2002. It observes the following core policy features on engaging the external auditor for non-audit services:
GSK non-audit services policy, key features:

Process:
All non-audit services over £50,000 are put to
competitive tender with other financial services
providers, in line with the Group’s procurement process,
unless the skills and experience of the external auditor
make it the only suitable supplier.

Safeguards:	Adequate safeguards are established so that the objectivity and independence of the Group audit are not threatened or compromised.
Fee cap:
The total fee payable for non-audit services should not
exceed 50% of the annual audit fee, except in special
circumstances where there would be a clear advantage
in the auditor undertaking the additional work.

Prohibitions:	GSK’s policy includes a ‘whitelist’ of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited.
Pre-approval:
All non-audit services require pre-approval as set out in
the table below to ensure services approved are
consistent with GSK’s non-audit policy for permissible
services. This process ensures all services fall within the
scope of services permitted and pre-approved by the
Committee and does not represent a delegation of
authority for pre-approval.

	Value More than £50,000 Between £25,000 and £50,000 Under £25,000	Pre-approver Committee Chair and CFO Group Financial Controller Designate of the Group Financial Controller
Audit and other services comparison (£m)

●	Audit services
●	Other Assurance services
Further fees payable to Deloitte for non-audit services relating to the
Consumer Healthcare demerger was £4.4 million in 2022 as set out on page 129 of the 2022 Annual Report. A fee of £0.2 million was paid to the auditor in respect of GSK pension schemes in each of 2022, 2023 and 2024.

The fees paid to the company's auditor and its associates are set out above. Further details are given in Note 8 to the
financial statements, ‘Operating profit’ on page 200.
The Committee considered the level of non-audit services
incurred as part of its annual review of Deloitte’s independence set out on the previous page and was satisfied that the auditor continued to be independent and exercised objectivity
throughout 2024.
Fair, balanced and understandable
assessment
The need for an annual report to be fair, balanced and
understandable is one of the key compliance requirements for a company’s financial statements. To ensure that GSK’s Annual
Report meets this requirement, we have a well-established and documented process governing the coordination and review of
Group-wide contributions to the publication. This runs in parallel with the process followed by the external auditor. The
Committee received a summary of management’s approach to
GSK’s 2024 Annual Report to ensure it met the requirements of the FRC Code. This enabled the Committee, and the Board, to
confirm that GSK’s 2024 Annual Report as a whole is fair,
balanced and understandable and provides the necessary
information for shareholders to assess the company’s position and performance, business model and strategy.
Code of Conduct and reporting lines
We have a number of well-established policies (including a
Code of Conduct), which are available on gsk.com, together
with details of our confidential Speak Up lines for reporting and investigating unlawful conduct.
Charles Bancroft
Audit & Risk Committee Chair
25 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report
GSK is successfully entering its next stage as a global
biopharma company, delivering strong operational
performance. After active engagement with a range of
stakeholders, we are proposing an updated Policy to enable
delivery of our Ahead Together strategy, outperformance
against our ambitions and the company’s ability to attract and retain global high-calibre executives
Wendy Becker, Remuneration Committee

Remuneration Report contents include:	Page reference
Remuneration Committee Chair’s statement	134
2025 Remuneration policy consultation	135
2024 Total remuneration	144
2025 Pay for performance	151
2025 Remuneration policy	164
Dear Shareholder
On behalf of the Remuneration Committee, I am pleased to
present our Remuneration Report for 2024.
This is my first report since I succeeded Urs Rohner as
Committee Chair following our AGM in May 2024. I joined GSK
in October 2023 after many years of UK and multinational
board experience and have enjoyed learning about GSK and
how the Committee can continue to support GSK’s
transformation as a focused global biopharma business.
I will first report on the performance of GSK, the CEO and CFO last year and the remuneration they have earned as a result. I will then turn to the Committee’s work in reviewing our
Remuneration Policy for the next three years, ahead of our
Remuneration Policy renewal in May 2025.
Progress and Performance in 2024
GSK delivered another year of strong operational performance in 2024, with strong sales and core operating profit growth
driven by accelerating momentum of our Specialty Medicines
portfolio. This was achieved together with outstanding phase III pipeline progress. We were also pleased to have resolved the vast majority of the Zantac litigation overhang. We announced the closure of 93% of state court cases in October 2024 and
now have less than 1% of these state cases outstanding.
Beyond financial achievements and positive progress behind a reshaped pipeline, GSK has continued its momentum in
operating as a Responsible Business (RB), as well as
strengthening its culture, with already high people survey
results increasing further, while attracting and building
outstanding capability in areas such as R&D and AI.
2024 Annual bonus
It is against this performance that the Committee reviewed the annual bonus measures for the CEO and CFO. Annual bonus
targets are set to incentivise yearly progress towards the
delivery of our long-term strategy with a focus on delivering outperformance.
The bonus is primarily focused on rewarding over-delivery of financial performance against the targets set at the start of the year, with those targets generally being ahead of external
consensus forecasts at the time they were set.
In terms of the two financial measures, the company delivered strong growth in sales and core operating profit, both above target. This demonstrated the resilience of the business given the challenging environment for our Vaccines business in the second half of the year.
The Committee also carefully reviewed performance against
the non-financial individual strategic and operational measures for the CEO and CFO for 2024. We have provided greater
detail on performance against each of their objectives and
achievements on pages 147 and 148.
Before finalising the bonus outcomes, the Committee
considered the broader performance of the company and the
individuals. The Committee was satisfied that the payouts were appropriate given the strong financial and operational results for 2024, supporting delivery of our long-term strategy, though also recognising a less robust share price performance.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued
When all bonus measures are combined, the final payout
against the maximum of 300% was 210% of base salary for the
CEO (of which 110% of base salary was delivered in shares
deferred for 3 years), and 198% of base salary for the CFO (of which 99% of base salary was delivered in deferred shares),
i.e. 70% and 66% of maximum respectively. Both of them over-
achieved on their personal objectives. This compares to 2023 bonuses of 288% for the CEO and 264% for the CFO, with the
2024 step back driven by vaccine challenges in the second half of the year.
Long-term incentive (LTI) awards
Moving on to the performance of our 2022 Performance Share
Plan (PSP) LTI award. This marks the end of the first grant
made under our 2022 Policy. The Committee was pleased at
the progress being made. Overall 80.75% of the total award
under the 2022 grant vested based on performance over the
three-year period from January 2022 to December 2024.
The grant had five measures, all of which vested to some
extent. Three of the five measures were fully vested, including
Total Sales growth, Core operating profit growth and our
Responsible Business: Environment measure. The Committee
was encouraged that, for the first time in several years,
following repeated strong operational business performance,
the company’s relative TSR positioning has improved. GSK
ranked in fifth position against our current ten global pharma peers (including GSK) for relative TSR performance, resulting in above median positioning for GSK and an element of vesting
(12% of a possible 30%) for this component. In terms of our
Pipeline Progress measure (which currently tracks major
regulatory approvals and phase III pivotal trial starts), 18.75%
of this element vested out of a total 20%. We are hopeful that the progress we are making to develop our portfolio, together with the continued improvement of our longer-term growth
strategy, will be increasingly reflected in GSK’s valuation.
Further detail of the performance against these measures is
given on pages 149 and 150.
Before confirming the final total vesting level, the Committee considered the overall performance measure outcomes of the
award, as well as shareholder experience. We agreed that,
given the progress made, the outcome for the three-year period was appropriate.
Total Variable Performance Pay for 2024
Overall, 2024 resulted in total variable performance pay at 77%
of maximum opportunity for the CEO. This was considered a
fair reflection of the performance achieved. The CFO was not in role at the time of the 2022 PSP grant and, therefore, did not receive this award. Her performance resulted in a 66% bonus
outturn. The formulaic outturns for the CEO and CFO were
approved without the exercise of any discretion.
2025 Remuneration policy
Given that our 2022 Policy is due for renewal at our AGM in
May 2025, my first action on becoming Chair of the Committee was to lead our Policy review. This coincides with the second phase of GSK’s transformation as a global biopharma
business. The 2022 Policy has been a critical ‘carrot and stick’
tool in our transformation journey. We continue to believe in the fundamental principle of incentivising out-performance and
penalising under-performance to support our performance
culture and long-term strategy. This remains central to our 2025
Policy proposal. We are looking to retain the majority of its elements.
By way of reminder, phase one of GSK’s transformation
commenced in July 2022 with the separation of our consumer
healthcare business, now called Haleon plc. GSK then
changed from a global pharma and consumer healthcare
company to a focused global biopharma business. This reset
followed shareholders’ approval of our 2022 Policy in May
2022.
That Policy sought to reinforce the establishment of a strong performance culture, setting a foundation for consistent
execution and delivery. The business has since demonstrated
consistent operational delivery and financial dependability with a clear and growing number of pipeline assets developed to
deliver our growth strategy to 2031. Since 2021, GSK has
secured 17 approvals from the FDA and has 19 assets in
Phase III trials. The number of key pipeline scale opportunities with potential peak year sales1 launching between 2025 and
2031 has grown to 14. We believe that the 2022 Policy
approved by shareholders, was instrumental in driving this
improvement.
GSK is a very different business to four years ago. Our global sales have increased from approximately £25 billion in 2021
(including COVID-19 solutions) to over £31 billion in 2024 with consistent quarter on quarter delivery. Our product mix has
improved with 67% derived from Specialty Medicines and
Vaccines. The progressive dividend policy we set has seen the annual dividend payout increase too. The total dividend for
2024 is 61p with an expectation of 64p for 2025. A £2 billion share buy-back programme was also announced in February
2025.
Before reviewing GSK’s remuneration arrangements, the
Committee reflected on GSK’s position globally today. The US is our largest commercial market and represents more than
52% of sales. Only 2% of our sales originate from the UK. The balance of 46% of sales originate from the rest of the world.
The US is not only our largest market, it is also our largest employer across the globe. We employ 12,108 people in the
US (16% of our workforce) and the balance across the rest of the world. Our GLT is also multinational in its composition, including American, Australian, British, Canadian and French nationals. We are truly an international business.
Changes for the 2025 Remuneration policy
The purpose of our 2025 Policy is, therefore, to:
–incentivise the delivery of the company’s Ahead Together
strategy and 2031 growth strategy
–reinforce the company’s pay for performance, particularly
out-performance, philosophy
–enable the retention and attraction of talent as a global
biopharma company
–create the headroom to deliver market competitive reward
through the organisation
(1)Excluding COVID-19 solutions

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued

GSK's global presence
Other territories
Turnover: 13%
Employees: 15%
UK
Turnover: 2%
Employees: 13%
Canada
Turnover: 2%
Employees: 2%
EU and EEA countries
Turnover: 18%
Employees: 35%
China
Turnover: 2%
Employees: 5%
USA
Turnover: 52%
Employees: 16%
Japan
Turnover: 4%
Employees: 3%
India
Turnover: 1%
Employees: 8%
Brazil
Turnover: 2%
Employees: 1%
Global
Turnover:
% of total for 2024
Employees:
% of total at year end 2024
Australia
Turnover: 2%
Employees: 1%

It was with this in mind that we went on to develop our 2025
Policy proposal. We were driven by the need to be fully aligned to support successful delivery of our strategy and to ensure that incumbents are paid appropriately to be retained and
incentivised and that the policy has sufficient flexibility to permit us to manage succession when required. We sought to be
evidence-based in our approach – but without being slavish to data. We interrogated numbers but we also looked more deeply to our talent base today and into the future. We analysed our current competitors for talent as a global biopharma business.
This work leveraged several internal and external data points to ensure it was comprehensive. The Committee drew on the
expertise of the Science and the Corporate Responsibility
committees for specialist input too.
The conclusions supported the importance of:
1.Size-adjusted Global Biopharma Peer Group: Evolving and
focusing on one main performance and remuneration
comparator peer group, rather than three. Since the
demerger of Haleon, an assessment of our talent flows
reflect that we are a biopharma company versus a generalist
company and this new peer group is more relevant to those
wins and losses. Within the peer group we are proposing, 11
of the 13 companies benchmark their performance against
GSK today. Aligning our diverse comparator peer groups
enables us to ensure that pay is better aligned with the
shareholder experience and is appropriate throughout GSK’s
global leadership team, using a robust basis for
benchmarking and consistency in the assessment of our
achievements. In addition to ensuring incumbents are paid
appropriately, it also gives increased confidence that our
policies will enable succession at the appropriate time to
ensure that GSK remains able to attract and retain the best
available global talent.
The new peer group is intended to prove enduring and should
remain relevant for some time as GSK’s growth. continues. Our methodology for setting the peer group is described on page
137.

Size-adjusted global biopharma peer group
Amgen	Gilead	Roche Holding
AstraZeneca	Merck KGaA	Sanofi
Bayer	Moderna	Takeda
BMS	Novartis
CSL	Pfizer
2.Competitive Compensation: Having reset our peer group, we
considered the remuneration arrangements for our CEO and
CFO. Our CEO, whom we regard as a high performer, is
currently positioned below the lower quartile of the new size-
adjusted global biopharma peer group across all
compensation metrics, except base salary where she is
positioned below median. This remains true even when
excluding US companies from our new group (see page
137).
In addition, analysis reflects that GSK is facing meaningful external pay compression, with our CEO’s pay being more
consistent with ‘number 2’ roles in our peer group, making
attracting external talent challenging. GSK has significant
internal pay compression within our peer group, with the
‘headroom gap’ (i.e. the gap from CEO to number 2 role
compensation) being over 40% less than the group average,
which brings with it retention risk (see page 138). We
therefore intend to begin the move towards the median of the new peer group in 2025, and during the term of the 2025
Policy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued
Alignment to Size-adjusted Global Biopharma Peer Group

From:
3 peer groups
To:
Methodology and filters for determining GSK's peer group
1
Primary compensation
European Cross-Industry Comparator Group (27 companies)
2
Secondary compensation
Global Pharma Group (11 companies)
3
TSR performance
Global Pharma subset (9 companies + GSK)
47
Global Biopharma companies
42
5 companies excluded based on listing location
16
Narrowed to 1/3x – 3x revenue and market cap
13 Global Biopharma companies
£23bn - £169bn market cap
5 US, 6 Europe, 2 ROW
Adjusted for business model: 4 out and 1 in*

* Namely: ThermoFisher, Danaher Corp, IQVIA & Regeneron – out, and Moderna in.

  Expanded set of CEO Benchmarks
    Median TDC (£m)
GSK CEO remuneration versus new peer group (2024 data)

Key
US peers
Other peers
GSK current
LTI
Bonus
Salary
Median
17.5
15
12.5
10
7.5
5
2.5
0

3.Strategic Alignment: We assessed the other aspects of our
remuneration to ensure alignment to strategy. Given the
priority now is to further demonstrate our ability to deliver the
2031 ambitions and beyond, we wish to ensure that our
remuneration approach is even more focused on
incentivising execution against pipeline delivery. We will
therefore increase the pipeline focus in our Annual bonus
objectives while retaining and refining the pipeline focus in our LTI plan.
In refreshing our approach, we have noted shareholders’
feedback regarding the importance of rigour in target setting and assessment, as well as focusing on value creation. We
have worked closely with the Science Committee in this
regard.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued

External compression: GSK CEO vs. #2 at pharma peers
TDC
(£m)

GSK

Internal compression: headroom between #2 pay and CEO pay
Base salary	Total direct compensation

4.Alignment to Shareholder Experience: Finally, in recognition of the importance of further aligning shareholder and
management experiences and shareholder input, we
propose to increase the weighting of our relative TSR PSP
measure from 30% to 40%. This will be achieved by reducing
the other PSP elements equally by 2.5%. We recognise that
not all shareholders are supportive of the use of TSR
measures in LTI plans. To further align with shareholders and simplify our arrangements our Share Ownership
Requirement (SOR) will be updated to track the PSP LTI
grant multiple given to executive directors and to require that level be maintained for 2 years after cessation of
employment.
Engagement
The Chair and I met to share our initial proposals with certain of our major shareholders before refining our thinking and holding broader discussions in October and November 2024. This
culminated in the presentation of our proposals at our Annual
Governance Meeting in December 2024 and writing to
shareholders representing approximately 60% of our share
capital. We subsequently met again with shareholders to further refine our proposals.
The full process we followed is set out on page 141. I would like to thank the many shareholders who engaged with us and for
their time and the thoughtfulness in their responses. The
feedback was greatly valued and carefully considered before
the Committee decided how to proceed.
While it is never possible to reflect all feedback (as some views were irreconcilable), we carefully considered all feedback and made a number of changes to reflect suggestions. There was
acknowledgement of GSK as a global biopharma company, the
progress that has been made operationally and the stronger
positioning of the company, We also discussed: (1) the
appropriate level of alignment with shareholder experience, (2)
comparability with our geographically local peers, (3) our
confidence in the long-term pipeline and short-, medium- and long-term growth strategy, and (4) the importance of providing flexibility in the potential remuneration policy application over time.
Following these collaborative conversations and engagement,
we refined our Bonus, LTIP and SOR proposals twice – once
after initial discussions with shareholders and then after more broader engagement.
Though there is recognition of the performance and progress
made by our highly respected CEO, the importance of aligning our proposals to the shareholder experience meant it was
appropriate to make changes to better align to shareholder
experience with phased share implementation, stronger
shareholding requirements and greater reporting transparency.
Our revised proposals will initially result in our CEO being remunerated between lower and median quartile of our new
size-adjusted global biopharma peer group. We will have the
flexibility to move towards median remuneration by the end of the 2025 Policy period in line with shareholder experience.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued
Journey towards peer group median for Total Direct
Compensation (TDC)
All our analysis has confirmed that material changes are not currently required to the CFO’s package at this point. It also confirmed the Committee’s starting point that the CEO’s current package, which is currently in the lower quartile of the new size-adjusted global biopharma peer group, is insufficient either to reward her performance, or to provide the appropriate
capacity for succession. As a result, we will look to target median of the proposed new peer group’s total direct
compensation levels over time, with a continued strong bias
towards performance-related pay.
This will be achieved for the CEO by:
–Annual bonus: the current 3.00 times base salary maximum
will be held. However, we will increase on-target bonus from
1.00 times to 1.50 times base salary to help reach the new
peer-group median level. The current approach of setting
targets on a challenging basis consistent with our growth
strategy will be maintained.
–LTI: the CEO’s LTI Policy award maximum multiple will be
increased from our current CEO Policy maximum of 6.00
(with current grants at 5.75 times) to a maximum of 8.00
times base salary. The Committee will then increase the
CEO’s PSP LTI grant to 7.25 for 2025.
Thereafter we will only increase the CEO’s PSP LTI award
multiple from 7.25 times salary after GSK shares are re-rated, or if required for succession purposes.
In addition, for the CEO this increase will be aligned to a more demanding performance scale with the percentage of base
salary payable at threshold (TSR median) maintained at
approximately the current level of 143.75% of base salary. In this way any benefit from the increase in quantum will clearly be linked to out-performance.
Further, the top end of the TSR scale will be linked to upper quintile (20th percentile) performance, rather than the current upper quartile (25th percentile). This would then be one of the most demanding relative TSR measures in our new peer group
and will apply to the executive leadership team.
These combined changes will result in the CEO’s total ‘on
target’ remuneration opportunity being £8.76 million, positioned above the lower quartile of this peer group. Albeit, this remains closer to the lower quartile than the median. We will have the capacity to move from here in line with shareholder experience.
The Committee recognises that if GSK operated solely within
the UK, the 2025 Policy proposal could be viewed differently.
That said, we are of the view that these changes are essential to move towards competitive performance-related pay
opportunity in the context of GSK’s global operations. Hence a pure FTSE 100 peer group would not be appropriate.
Full details of the proposed 2025 Policy are set out on pages
164 to 172.
Remuneration policy implementation for 2025
During the 2025 Policy consultation process we also shared the changes we were proposing to the way we implement our
Policy, in particular in terms of our long- and short-term
performance measures.
2025 Annual bonus and LTI performance measures
Given the strategic importance of continued delivery of our
pipeline as explained earlier, we have chosen to add a Pipeline measure to the Annual bonus. The 2025 Annual bonus
measures for 2025 will therefore be changed as follows:

Current	New for 2025
Sales: 30%	Sales: 25%
Core Operating Profit: 30%	Core Operating Profit: 25%
RB: Inclusion: 10%	Pipeline: 20%
Strategic and operational: 30%	Strategic, operational and RB: 30%
The new short-term Pipeline measure is described in full on
page 151. It rewards delivery of shorter-term, large publicly reported R&D milestones for GSK's priority pipeline assets
which together are expected to deliver the company's 2031
growth strategy. The Science Committee supports the
Committee in confirming the appropriateness and stretch in the
Pipeline measure.
Our 2025 PSP LTI measures have been updated too and will
be:

Current	New for 2025
Relative TSR: 30%	Relative TSR: 40%
Sales: 20%	Sales: 17.5%
Core Operating Profit: 20%	Core Operating Profit: 17.5%
Pipeline: 20%	Pipeline: 17.5%
RB: Environment: 10%	RB: Composite Score: 7.5%
These measures seek to reinforce over-delivery of our longer-
term growth strategy. The Pipeline measure has been updated
and focuses on the value and volume achievement of the
overall pipeline supporting our 2031 growth strategy and
beyond. This measure will only vest, either in full or in part, if at the time of vesting the most recently governed and published
2031 sales outlook remains at a specified level. Our RB
measure has been simplified to be directly aligned and reward delivery against the company’s full RB programme. You can
read in detail about our progress in year and our ambitions in the context of our six RB focus areas set out on pages 45 to 58.
We will continue to have transparency of measures and
performance.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Remuneration report continued
Path to ensuring competitive compensation
The Committee noted that the UK wider workforce annual
increase was 3.3%. It was agreed that the CFO’s performance
merited a base salary increase of 3.3%, and the CEO an
increase of 5%.
The CEO’s increase was set marginally higher than that of the general workforce increase given her very strong performance in 2024 and previous years, and her experience in the role,
whilst noting the benchmark data. This increase also
recognises that the CEO’s base salary was 4-5% behind our
new size-adjusted performance group median based on 12-
month old (i.e. 2024) data. It supports the long-term aim of the
Committee to position CEO TDC at the median of our new size-
adjusted global biopharma peer group over the course of the
2025 Policy. The Committee also noted the compression
impact on other colleagues of the CEO’s remuneration both
internally and against peers. The increase is insufficient to bridge the differential on TDC but, combined with the proposed increase in performance pay, will begin to move CEO’s TDC,
towards the median TDC of our new size-adjusted peer group.
Thank you
Once again, I would like to take this opportunity to thank
shareholders for their input and engagement during this
Remuneration Policy review, to help shape the new Policy
presented in this report. During this consultation we were
pleased to be able to engage with the majority of the
company’s shareholder register. I would like to congratulate all our people for all they have achieved in 2024 and the delivery of another excellent year of performance, and thank my fellow
Committee colleagues for their wise counsel and support in
developing the new Policy. Last but not least, I would also like to thank colleagues on the Board from the Science and the
Corporate Responsibility committees for their collaboration and support in ensuring that these changes are robust and well
validated. I welcome all shareholders’ feedback on this report ahead of our AGM. We look forward to receiving your support
for our new Remuneration policy and Annual report on
remuneration at our Annual General Meeting on 7 May 2025.
Wendy Becker
Remuneration Committee Chair
25 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy consultation
2025 Remuneration policy renewal: Key changes for GSK as a pure biopharma company

1 Refocus on meaningful competitive peer benchmark – aligned to GSK purpose and talent flows	2 Globally competitive compensation for GSK and performance pay potential for CEO	3 Strategic alignment - deeper and sharper pipeline focus across short- and long-term incentives	4 Alignment to shareholder experience
GSK consultation process and impact

What we did
Engagement event	Dates	Investor participation (approx.)	Share capital represented (approx.)
Review and understanding of existing policy and strategy	May - July 2024
Consultation with Board and senior Human Resources Leaders on employee perspectives	July - October 2024
Initial individual investor consultation	October - December 2024	25 investors	40%
2024 Annual Governance Meeting	December 2024	Invited: 60 investors and proxy advisors Attended: 25 investors	60% 30%
Consultation letter - seeking feedback on proposal	December 2024	60 investors and proxy advisors	60%
Letter - explaining how feedback was considered and incorporated	February 2025	60 investors and proxy advisors	60%
Meetings held with shareholders up to publication of Annual Report	December 2024 - February 2025	12 investors and proxy advisors	20%

What we heard
Reinforced:	Emphasised:
Logic of global biopharma group	Better alignment with shareholder experience
Uncompetitive CEO pay	Differentiate GSK’s policy from other geographically local peers of a larger scale
Performance stretch	Request for greater transparency of Pipeline measures
Pipeline focus	Need for global compensation competitiveness, especially for succession
Impact on proposals
Peer group & salary	–Keep peer group and median aim but phase over the life of the plan
Annual bonus
–Reach market practice of 50% of bonus max for target, keeping max at market practice of 3.00 times base salary
–Retain current Annual bonus deferral requirement, even after shareholding requirement is met, to enhance disclosure on pipeline and strategic operational measures

LTIP
–Adjust LTIP maximum award to 8.00 times CEO base salary
–Cap the CEO’s award at 7.25 times base salary until a meaningful and sustained re-rating of GSK’s shares or succession requires it
–Maintain Emma Walmsley’s payout at threshold at approximately the current percentage of base salary
(143.75% of base salary)
–Increase maximum vesting for TSR to be top quintile related performance
–Increase weighting of relative TSR measure from 30 to 40% of the PSP award
–Increase transparency of the pipeline measure and add a vesting underpin to demand 2031 sales outlook at the time of vesting remains at a specified level

SOR	–Increase to match executives’ PSP level. Increase post-cessation requirement to apply in full for 2 years post-cessation

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy consultation continued

Net impact
Our revised proposals will initially result in our CEO being remunerated between lower quartile and median of our new size-
adjusted global biopharma peer group. We will have the flexibility to move towards median remuneration by the end of the 2025
Policy period in line with shareholder experience.
Net impact post consultation on CEO remuneration

2025 Executive Director remuneration

	Emma Walmsley	Julie Brown
Fixed remuneration
Salary	£1,430,792	£1,022,697
Pension	Aligned to wider UK workforce
Performance Pay
Annual bonus (% of salary)	Maximum opportunity: 300%
	On-target: 150%	On-target: 100%
LTI(1) (% of salary)	Maximum: 725%	Maximum: 400%
	Threshold: 145%	Threshold: 100%
Share ownership requirement (% of salary)	725%	400%
(1)  CEO LTI of 725% of base salary to be delivered via initial grant of 575% of base salary and a top-up award granted in May 2025 of 150% of base salary
(subject to shareholder approval of the Remuneration Policy at the company's 2025 AGM). The top-up award would vest in May 2028.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2024 remuneration at a glance

2024 Total remuneration
Emma Walmsley, CEO
Julie Brown, CFO

●	Fixed pay – salary, benefits, pensions and other	●	Performance pay – annual bonus and vested LTIs

2024 Pay for performance
2024 Annual bonus outcome: Overall payout 70% and 66% of maximum for CEO and CFO respectively
2024 Annual bonus delivery

Emma Walmsley, CEO
Overall bonus
210% of salary

●	Shares deferred for 3 years
●	Cash
Julie Brown, CFO
Overall bonus
198% of salary

●	Shares deferred for 3 years
●	Cash
2022 PSP outcome: Overall vesting 80.75% of maximum

●	Vested	●	Lapsed
(1)Excluding COVID-19 solutions. Total sales is referred to as Group Turnover elsewhere within the report
(2)This measure ceased to operate at the end of 2024

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration

2024 Total remuneration (audited)

Fixed pay	Pay for performance
Salary			Total remuneration
Pension	Annual Bonus	LTI awards (2022 PSP award vesting)
Benefits
Read more on
page 145	pages 146 to 148	pages 149 and 150	below
=
+
+
The following sections from this page to page 163 provide details of each element of 2024 ‘Total remuneration’ and how the
Committee implemented the company’s shareholder-approved 2022 Remuneration policy during the year in terms of fixed and performance pay.

2024 Total remuneration (audited)

	Emma Walmsley, CEO		Julie Brown, CFO
	2024 £000	2023 £000	2024 £000	2023 £000
Fixed pay
Salary(1)	1,363	1,310	990	635
Benefits	180	212	64	50
Pension	98	94	69	44
Other(2)	—	—	1,088	2,411
Total fixed pay	1,641	1,616	2,211	3,140

Pay for performance
Annual bonus(3)	2,855	3,774	1,955	1,687
Vesting of PSP LTI awards(4)	6,063	7,328	—	—
Total pay for performance	8,918	11,102	1,955	1,687

Total remuneration	10,559	12,718	4,166	4,827

(1)Salary: Julie Brown joined the company on 3 April 2023. Her 2023 base salary of £915,335 was pro-rated to reflect the time she worked as CFO Designate until 1 May 2023 and as CFO until 31 December 2023
(2)Other: Represents the sum paid in cash to Julie Brown, the CFO, as part of her buyout arrangements in relation to leaving Burberry, as set out in full on page 149 of the 2022 Annual Report. In setting the Buyout arrangements, which are staged over a two year period, the Committee sought to ensure she was compensated on a like-for-like basis as far as possible. In fulfilment of these arrangements, the CFO purchased 22,500 shares in June 2023
(3)Deferred Annual Bonus Plan (DABP): The mandatory DABP bonus deferrals for 2023 and 2024 are set out on page 160
(4)2022 PSP vesting in 2025: For the CEO, the figure has been valued based on the closing price on 18 February 2025 of £14.43. The share price on 15
February 2022, the date of grant, was £15.71. Of the vested amounts for the CEO, nothing was attributable to share price appreciation over the performance period. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes
      All-employee share plans: The CEO and CFO each contribute the maximum of £250 and £125 a month into the Share Save plan and to buy shares under the Share Reward plan respectively. Further details of these HM Revenue & Customs (HMRC) approved all-employee plans are set out on page 154
      Malus and clawback: The Committee may in specific circumstances, and in line with stated principles, apply malus and clawback, as it determines appropriate. Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2024 in respect of either the CEO or CFO

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Fixed pay 2024 and 2025 (audited)
Salary
The Committee is very aware of the sensitivity amongst stakeholders to levels of pay. Before setting or reviewing salary, it considered the average increases awarded to employees below Executive Directors and the multiplier effect of increases in base salaries on total remuneration opportunity. The Committee considered the wider economic context, individual performance and market positioning of the increases awarded. The table below sets out the base salaries and increases agreed for 2024 and 2025 for the Executive Directors compared to increases for the UK workforce.

	2024 and 2025 effective dates		% change			Salary £000
		2025	2024	2025	2024	2023
UK employees	1 April	3.3	4.0
Emma Walmsley	1 January	5.0	4.0	1,431	1,363	1,310
Julie Brown	1 January	3.3	4.0	1,023	990	952
The CEO’s base salary increase was set marginally higher than that of the general workforce increase given her very strong performance in 2024 and previous years, and her experience in role. This increase also recognises that the CEO’s base salary was
4-5% behind the median of our new size-adjusted global biopharma performance group (based on previously disclosed peer company CEO remuneration). Further, the increase supports the long-term aim of the Committee to position CEO total direct compensation at the median of our size-adjusted global biopharma peer group over the course of the 2025 Policy.
Benefits
This table provides an analysis of total benefits (grossed up for tax) received by the Executive Directors in 2024 and 2023.
The UK remuneration reporting regulations require the
company to add into each Executive Director’s total benefits all items which are deemed by tax authorities to be a taxable benefit for them. These include employee benefits as well as business-related services provided to employees to assist or enable them to carry out their role, which a tax authority has deemed to be a taxable “benefit” to the individual. As these are business expenses, the company meets the tax which arises
on them and therefore the items are shown grossed up for tax.

		Benefits £000
	2024	2023
Emma Walmsley
Benefits available to employees	103	118
Business-related services	77	94
Total benefits	180	212

Julie Brown
Benefits available to employees	39	25
Business-related services	25	25
Total benefits	64	50
Pensions
From 1 January 2023, pension arrangements for Executive Directors were aligned to the wider workforce. They received GSK pension contributions or cash supplements of 7% of base salary and matching contributions of up to 3% on the first £66,666 of salary for 2024.
The table below shows the breakdown of the pension values included in 2024 Total remuneration on page 144.

Pension remuneration values	Emma Walmsley (£000)		Julie Brown (£000)
	2024	2023	2024	2023
UK defined contribution	7	6	—	—
Employer cash contributions	91	88	69	44
Pension	98	94	69	44

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

2024 Pay for performance (audited)
Annual Bonus
Core
operating profit
growth
30%
Strategic and
operational
measures
30%
Total sales
growth
30%
RB:
Inclusion
10%
Annual Bonus
+
+
+
=

●	Financial Measures: 60%	●	Operational: 40%
2024 Annual bonus performance
The following table shows the Annual bonuses earned compared to the bonus opportunity for 2024:

	2024 Bonus opportunity			2024 Bonus earned			2024 Bonus Paid as (£000)
	Target (% of salary)	Maximum (% of salary)	2024 salary £000	% of Maximum Bonus	% of Salary earned	Total 2024 bonus (£000)	Cash	Shares (DABP Award)
Bonus
Emma Walmsley	100	300	1,363	70	210	2,855	1,362.7	1,492.1
Julie Brown			990	66	198	1,955	977.7	977.7
Details of the mandatory deferral by Executive Directors into the Deferred Annual Bonus Plan for the 2024 bonus are set out on page 160.
2024 Financial measures outcomes
  Total sales growth excluding COVID-19 solutions                                            Core operating profit growth excluding COVID-19 solutions
Target setting
These targets were set following consideration of analyst consensus as well as internal budgets. Threshold and maximum performance was at 1% below and 5% above target growth respectively. The total sales growth and core operating profit growth targets and outcomes for the purposes of the Annual bonus calculation are based on CER and excluding the commercial benefit from COVID-19 solutions.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued
2024 Strategic and operational measures outcomes
Target setting and review process
At the beginning of the year, after agreeing GSK’s three-year plan for 2024 – 2026 and following review of the company’s long term growth strategy, and the Board and Management’s priorities for the year ahead, the Committee agreed the financial bonus targets for the CEO and CFO. The Committee agreed their key deliverables for the year ahead as their individual strategic and operational measures for 2024.
At the end of the year, after the Board’s review of GSK’s performance for 2024, the Committee received and considered specific performance assessment reports against the deliverables set for each Executive Director. These showed the extent of achievement against each deliverable. As with the financial bonus measures, the Committee was satisfied with the scale of the Executive
Directors’ achievements. In completing their assessment, the Committee considered shareholder experience and acknowledged in particular that the market’s view of the valuation of GSK is substantially lower than the company’s own view and that the Board remains mindful of the need to deliver improving shareholder value over the short-, medium- and long-term timeframes.

	Achievement during 2024	Performance assessment
Emma Walmsley
Emma led the executive team and the wider organisation to deliver continued, improved operating performance in 2024, with GSK’s reshaped product portfolio demonstrating both strength and resilience, notably with an increased contribution from Specialty Medicines.
Pipeline development was also strong, with a record number of positive Ph III readouts in 2024, and the company now focused on development of 14 scale growth opportunities expected to launch before 2031. This has resulted in further improvement to GSK’s growth strategy. Alongside this, there was meaningful progress in culture, talent development and exemplary leadership as a responsible business
The following table sets out her performance against the Innovation, Performance, Trust and Culture objectives

Innovation
–Delivered pipeline progression above target with 13 positive Ph III read outs
–Delivered innovation sales above plan, accounting for 37% of total sales. Material over-delivery in
Specialty and General Medicines compensated for shortfall in Vaccines
–R&D now focused on clinical development of 14 potential scale opportunities expected to launch before
2031. These include five product approvals planned in 2025, at the forefront of which are Blenrep and depemokimab
–Completed transactions to acquire assets in Oncology and Respiratory, Immunology & Inflammation;
strengthened platform capabilities in mRNA and oligonucleotides; several new material research alliances established
–Good progress across the R&D data/AI technology goals – target choice, patient identification, molecule design/chemical manufacturing and controls (CMC) and clinical trial effectiveness
–AI enabled acceleration of digital submissions, reducing number of weeks for last patient visit (LPV) first regulatory submission by over 35%
Exceeded
Performance
–Delivered the financial plan exceeding guidance set for 2024, driven by strong growth and increasing contribution from Specialty Medicines, with growth in all therapy areas, more than offsetting impact of the US and China environment on Vaccines
–Continued embedding of scale AI capability in global functions, manufacturing and commercial operations with measurable impact in sales and marketing ROI cost savings, quality and forecast accuracy
–Significant increase in deployment and upskilling of AI usage with >29K attendees at the group-wide
Data Academy
Met
Trust
–Personal leadership to deliver successful resolution of vast majority of US Zantac litigation – managed in best interests of shareholders and without any admission of liability
–2024 Responsible Business Performance Rating ‘on track’ for third consecutive year, demonstrating sustained momentum in all six priority areas, alongside strong track record of performance delivery
–Ranked second in the latest global Access to Medicine Index, where we have been placed first or second since its inception in 2008
–Progressed development of six Global Health pipeline assets to address priority World Health
Organisation (WHO) diseases
–Environmental Sustainability – 16 of the 17 GSK KPIs at or above target. Low carbon Ventolin Ph III ongoing
–88% of Ph III trials completing enrolment met our thresholds for participants to represent the disease epidemiology under study – well ahead of our 50% target for 2024
Exceeded
Culture
–Annual employee survey improvement in confidence – up 3% to 83% overall
–Highly positive engagement scores of more than 80% again in internal survey
–Strong champion of leadership and learning, sponsoring a range of leadership programs for first and second line leaders and successful delivery of our Enterprise Leadership Program with excellent feedback and engagement
–Strong progress in executive leadership succession planning and quality
–New headquarters (HQ) move successfully completed
Exceeded
The Committee determined that the CEO clearly exceeded her individual objectives and that 78% out of the 90% maximum should be attributed to her overall bonus

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued

	Achievement during 2024	Performance assessment
Julie Brown
Julie led the Finance Leadership Team and worked alongside the GSK Leadership Team (GLT) to deliver continued, improved operating performance in 2024. Julie led a deep review of pipeline forecasting to support the upgrading of long-term growth strategy, and a strategic review of R&D investments to support smart resource allocation and ROI. Improved profits were delivered by securing a more competitive
P&L and increased use of SG&A analytics. Julie continues to oversee the cyber security plan for GSK, with improvements in maturity and control effectiveness. Alongside this, she successfully led progress in culture, talent development and engagement of the Finance organisation

Demonstrate financial leadership
–Deep review of pipeline forecasting to support upgrading of long-term growth strategy
–Strategic review of R&D investments to increase spend and smart resource allocation to improve ROI.
Total R&D investment of £6.4bn in 2024
–Strong focus on further improving momentum with business development, organic performance and productivity drivers to deliver a competitive P&L
–Delivery of investor engagement programme including Investor Roadmap, 2024 Investor Update and
Meet the Management events for Oncology and Early-Stage Pipeline
–Led detailed shareholder value gap analysis informing the investor communication programme
–Guidance, reporting, financial controls and external audit delivered effectively with no issues, with a step up in the clarity of the published quarterly reporting to the market
Exceeded
Cost discipline and cash flow management
–Organisational delivery of a more competitive P&L, coupled with SG&A analytics, delivering enhanced core operating profit and core operating margin
–Cash generated from operations of £7.9bn
–Effective, disciplined capital deployment to support business growth and shareholder returns including
£2.3bn allocated to targeted business development
–Significant progress in tech and AI-enabled changes in Finance, including Source to Pay, financial process improvement, cash and treasury
–Successfully led the SG&A ROI project with the purpose of driving competitive, precision analytics to drive increased ROI whilst retaining a growth mindset
Exceeded
Demonstrate strong culture and leadership
–Positive progress on engagement and culture scores in the GSK survey driven by a focus on growth, development and continued wellbeing
–Successful implementation of succession and talent development planning including appointment of three new Finance Leadership Team members
–Cyber Maturity Plan: All 40 projects planned for 2024 delivery completed
Met
The Committee determined that the CFO clearly met her individual objectives and that 66% out of the 90% maximum should be attributed to her overall bonus
2024 Responsible Business (RB): previously set inclusion aspirations1

	Emma Walmsley	Julie Brown	Payout level
	Enterprise targets not met	Directorate targets not met	Nil (0%)
	Enterprise targets met, but not all directorate targets	Personal directorate targets met	Target (10%)
	Enterprise and all directorate targets met		Maximum (20%)
Outcome achieved	Maximum payout – 20%	Maximum payout – 20%
Overview of performance against previously set leadership inclusion aspirations
We previously set aspirational targets for diversity of senior leadership to be achieved by 2025. The Committee agreed interim, annual aspirational targets for 2024 as part of this effort, including global gender representation and US and UK race and ethnicity representation at an enterprise level for the CEO and at a directorate level for the CFO. An internal governance team audited performance against these aspirations for the Committee.  Going forward, we expect to make changes in several areas related to inclusion, including no longer setting leadership aspirations.
Delivery: The interim aspirations were met in 2024, and resulted in the leadership aspirational targets set for 2025 being largely met. At the year end, the GSK Enterprise performance was 48%2 gender representation and 38.3% US ethnicity and 21.8% UK ethnicity in our VP and above employee population.
1This measure ceased to operate at the end of 2024
2Rounded percentile

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued
Vesting of 2022 PSP LTI awards
Relative Total
Shareholder
Return
30%
Core
Operating
Profit Growth
20%
Pipeline
Progress
20%
RB:
Environment
10%
Total Sales
Growth
20%
Total Vested LTI
+
+
+
=
+
Overview of PSP LTI performance
In line with the Committee’s agreed principles, actual performance against each measure is carefully reviewed and adjustments are made, as appropriate. This ensures that the vesting outcome reflects genuine underlying business performance and has been delivered in line with our culture and values. The Committee did not deem it necessary to exercise any discretion in relation to the vesting of the awards or due to share price changes. Overall, 80.75% of the 2022 PSP awards vested against the targets set out below.
2022 PSP Outcomes

						Vesting level
Performance measures and relative weighting	Performance targets					% of maximum	% of award
Relative TSR (30%)		TSR ranking within comparator group (10 companies)		% vesting		40	12
	Maximum		1st, 2nd, 3rd	100
			4th	70
			5th	40
	Threshold(1)		Median	25
			6th to 10th	0
	(1) The median vesting threshold falls between two companies. The Relative TSR comparator group is set out on page 156.
Total sales growth(2) (20%)	Recognises the importance of the company's commercial ambitions with regard to operating profit growth. The measure vests in accordance with the same table as set out below for core operating profit growth, against a target of £76.47bn.					100	20
Core operating profit growth(2) (20%)	Recognises the importance of the company's commercial ambitions with regard to operating profit growth against a target of £22.49bn.					100	20
		Performance vs Target		% vesting
	Maximum		105%	100
			103%	75
			100%	50
	Threshold		99%	25
			<99%	0

Pipeline progress (20%)
Targets strengthening our pipeline through progression of high quality assets into pivotal trials and the achievement of regulatory approvals in major markets. The points are allocated on achievement of these two equally weighted elements of
10%.

	Measure	Threshold 25%	50%	75%	Maximum 100%
	Pivotal Trial starts	11	13	15	17	100	18.75
	Major regulatory approval milestones	16	18	20	22	87.5

RB: Environment (10%)
Recognises the importance of our Responsible Business priority and ambitions of having a Nature Net positive and Climate Net Zero impact by 2030. The measure includes six key performance measures (3x Climate ambitions and 3x Nature ambitions).

	100% vesting	Every measure must have been achieved, and at least two of the six measures, at least one in Climate and one in Nature, must have exceeded their targets at the end of 2024.				100	10

Total vesting in respect of 2022 PSP awards							80.75
(2) excluding COVID-19 solutions

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued
Pipeline progress - overview of assets contributing to outcome of this measure

Assets contributing to outcome achieved
Pivotal trial starts (17 points)
depemokimab - CRSwNP, bepirovirsen - HBV, cobolimab + dostarlimab + docetaxel NSCLC, Blenrep - 1L MM, dostarlimab - colon, camlipixant - RCC, tebipenem pivoxil - cUTI, dostarlimab unresect HNSCC, CD226 GALAXIES
Lung-301, niraparib GBM study, Low Carbon Ventolin and Benlysta - CTD - ILD.

Regulatory approval milestones (21 points)
RSV OA PreF3 US, RSV OA PreF3 EU, cabotegravir HIV PrEP EU, dostarlimab (RUBY) US, dostarlimab (RUBY)
EU, momelotinib - myelofibrosis US, momelotinib - myelofibrosis EU, Shingrix - China, and dostarlimib (RUBY - all comers)

2022 PSP vesting

	Granted	Vested(1)	Value of vested shares(1) (£000)
Emma Walmsley	461,059	420,177	£6,063
(1)The number of shares which vested and the value they represented at vesting includes dividend reinvestments during the performance period. These are based on the vesting price of £14.43 on 18 February 2025
(2)The CFO joined GSK on 3 April 2023 and therefore did not receive the 2022 PSP award.

2024 LTI grants
The 2024 DABP awards, in respect of the deferral of 2023 bonus, and the 2024 PSP awards are set out below.

		2024 DABP awards				2024 PSP awards
	% of total 2023 bonus deferred	Number of shares	Face value of award(1) £000	Award level as % of base salary	Face value of award(2)(3) £000	Number of shares
Emma Walmsley	65	147,271	2,463	575	7,835	468,449
Julie Brown	50	56,190	940	400	3,960	236,763
(1)The face values of the DABP and PSP awards has been calculated based on a share price of £16.726, being the closing price on 7 February 2024 (the day before the grants). DABP awards are nil-cost options for the Executive Directors. No performance conditions are attached to the DABP awards, as they reflect the mandatory three-year deferrals in respect of the Annual Bonus for 2023
(2)PSP awards are conditional shares, based on the performance measures set out on page 149 of the 2023 Annual Report
(3)The performance period for the 2024 PSP awards is from 1 January 2024 to 31 December 2026. Awards vest at 25% of maximum for threshold performance. Please see the 2023 Remuneration Report for details of the measures and targets for the 2024 awards
Malus and clawback policy
For the purposes of the 2025 Remuneration policy, there are no changes to the malus and clawback policy (as set out on pages
166 to 167).
The Committee reviews and discloses whether it, or the Recoupment Committee, has exercised malus or clawback. Disclosure is only made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders. In line with these disclosure guidelines, there were no matters to report during 2024.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued

Pay for performance in 2025
Target setting
Following careful review of performance towards GSK’s 2031 growth strategy at the end of 2024 and pipeline progression, the three-year plan for 2025 – 2027 was set. The Board then agreed the guidance for the year ahead and the key priorities for the CEO and the CFO. The Committee then considered these carefully together with current consensus expectations before setting the
Executive Directors targets for the year ahead.
Inevitably targets linked directly to our financial and strategic plan are commercially sensitive. The Committee does not therefore consider it appropriate to disclose these targets until the end of the year. To disclose them earlier may result in competitive harm.
Details will be disclosed in the 2025 Annual Report. The targets and outcomes are calculated based on CER.
2025 Annual bonus measures
Total sales
growth
25%
Pipeline
performance
20%
Core operating
profit growth
25%
Strategic,
Operational and RB
30%
Annual bonus
award
+
+
+
=

●	Financial Measures: 50%	●	Operational: 50%

Total sales and Core operating profit growth
These targets are set following the Board’s annual planning process and consideration of analysts’ consensus to ensure that the targets are sufficiently stretching and support the Committee’s aim to incentivise and reward over performance.

Pipeline performance
This is a new element of the Annual Bonus for 2025. It is focused on ensuring that executives have a direct link to the delivery of our pipeline milestones. It is designed to incentivise and reward “on-time in full” delivery of near term outcome based milestones across our priority assets and business development objectives. It also creates alignment across the full Executive team.
Priority assets represent major launches and next wave programmes expected to deliver commercial success both in the near-
and mid-term, and beyond.
For each of the major launches and next wave assets, key inflection points which are expected in 2025 have been set as the respective thresholds, targets and stretch deliverables, with those priorities weighted and assigned points based on their value potential (i.e. contribution to Peak Year sales). Points will then be awarded in each case based on the milestones actually achieved for the relevant assets. 82% of points are available for priority assets and 18% for business development.
The schedule of assets contributing to this measure for 2025, and their prioritisation were reviewed and approved by the
Science Committee before being agreed by the Committee. The 2025 assets are:

	–Asthma portfolio: depemokimab & TSLP –COPD portfolio: mepolizumab, depemokimab, TSLP & IL33 –Camlipixant –Blenrep –B7-H3 & B7-H4 ADCs –Jemperli –HIV: Cab ULA, N6LS, ‘499, ‘301	–mRNA respiratory –Pneumococcal franchise –MenABCWY –Bepirovirsen –Gepotidacin –Tebipenem
The milestones achieved during the year (including business development) will be disclosed by therapeutic area:
	–Respiratory, Immunology and Inflammation	–Oncology
	–HIV	–Infectious Diseases
in the 2025 Annual Report together with the resulting bonus multiplier and the total points achieved (including for business development). The progress achieved will be reviewed by the Science Committee before the Committee agrees the remuneration outcomes.

Strategic, Operational and Responsible Business
The CEO and CFO’s key deliverables are agreed in principle by the Board before being set by the Committee in January each year.  They focus on supporting delivery of our guidance for the year, and towards the ultimate delivery of our medium and longer term strategic goals to 2031 and beyond.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued
2025 Performance Share Plan measures
Total sales
growth
17.5%
Pipeline
Sustainability
17.5%
RB:
Composite
scorecard
7.5%
Performance
Share Plan
award
Relative TSR
40%
+
+
Core
operating
profit growth
17.5%
+
=
+

●	Financial Measures: 35%	●	Operational: 25%	●	Shareholder alignment: 40%

Total sales and Core operating profit growth
These targets are set following the Board’s annual planning process and consideration of analysts’ consensus to ensure that the targets are sufficiently stretching and support the Committee’s aim to incentivise and reward over performance

		Performance vs Target	Proportion vesting
	Below threshold	<99% of Target	Nil
	Threshold	99% of Target	20%: CEO | 25%: CFO
	Target	100% of Target	50%
		103% of Target	75%
	Maximum	105% of Target	100%
Pipeline Sustainability
The Annual Bonus Pipeline Performance Measure focuses on OTIF delivery of near-term milestones for priority assets which are expected to contribute to the growth in sales by 2031.
The PSP measure focuses on GSK’s replenishment of the pipeline and longer term pipeline performance. For inclusion, a Programme must be either a New Moleculer Entity (NME), or a new indication which adds £0.5 billion to Peak Year Sales. Programmes approved and launched during the three-year window will contribute to the total number of assets and to the sales contribution. It is based on a matrixed assessment of:
–Pipeline sales contribution to GSK’s long range forecast (LRF) outlook. The target and vesting will each be based on 10 year net risk adjusted sales forecast i.e. the 2025 -2027 target based on the 2034 LRF and vesting based on the 2037 LRF and
–the Number of Programmes in Phase 2 and 3 and Registration and Approval
This element of the PSP will only vest, either in full or in part, if at the time of vesting the most recently governed and published 2031 sales outlook remains at a specified level. At the end of the period a list of the Programmes added or removed during the period will be disclosed. However, the pipeline sales contributions in the 2034 and 2037 LRFs and the assessment matrix will not be disclosed, as they are commercially sensitive. For the achievement of Threshold performance for both the Pipeline Sales contribution and the number of
Programmes, the vesting proportions shall be 20% for the CEO, and 25% for the CFO

RB: Composite scorecard
The Composite scorecard focuses on all the Responsible Business metrics within the Responsible Business Performance Rating. The rating is reported on in detail in each year’s Annual Report with the scorecard providing a balanced assessment of performance against all our Responsible Business priorities. Further details on the Rating and performance in 2024 are given on page 45.
Performance will be calculated by aggregating the annual performance across all the individual annual metrics within the rating for the 3 years of the PSP performance period

	Performance	Vesting Schedule
	70% or more of all metrics are on track	100%
	60% of all metrics are on track	75%
	50% of all metrics are on track	50%
	Less than 50% of all metrics are on track, but progress is being made because at least 50% are either on track, or on track with work to do (the ‘threshold’ vesting level)	20%: CEO 25%: CFO
	Less than 50% of all metrics are either on track or on track with work to do, the rest (i.e. more than 50%) are off track	Nil

Relative TSR
Performance against our new size-adjusted global biopharma peer group of 13 companies (set out on page 156) will be assessed using a percentile vesting approach. This compares GSK’s actual TSR performance with that of our peers, rather than our previous approach which was to rank where GSK was placed within our previous global pharma peer group.
Threshold remains at median performance. Maximum performance has been stretched to require upper quintile performance for 100%
vesting. Vesting levels between median and upper quintile are determined on the basis of a straight line interpolation

	TSR Performance	Vesting Schedule
	Above upper quintile	100%
	Upper quintile	100%
	Between median and upper quintile	Straight-line interpolation
	Median (threshold vesting)	20%: CEO 25%: CFO
	Below median of peer group	Nil

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Pay for performance (audited) continued

2025 Performance pay
2025 Annual Bonus

		% of salary
	Target	Maximum(1)
Emma Walmsley	150	300
Julie Brown	100
(1)50% of the equivalent of the first 200% of base salary earned is deferred, and any portion in excess of 200% is deferred in full.
2025 LTI Awards
The table below provides details of:
– the mandatory deferral of the 2024 Annual Bonus earned into the DABP and the associated awards granted. The shares awarded have no performance conditions, but must be held for three years, regardless of continued employment; and
– 2025 awards granted under the PSP

	2025 DABP awards					2025 PSP awards
	2024 bonus deferred into shares (% of salary)	Number of shares	Face value of award (£000)	% base salary[1]	Number of shares	Face value of award (£000)
Emma Walmsley	110	103,980	1,492	575	573,313	8,227
Julie Brown	99	68,129	978	400	285,072	4,091
1 Subject to shareholder approval of the 2025 Remuneration policy at the company’s AGM in May 2025, it is intended that the CEO’s PSP grant for 2025 be increased to 7.25 times base salary with an additional PSP grant of 1.5 times base salary.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Directors’ pay in a wider setting
Internal context
Workforce fairness
In setting executive pay it is important that the Committee does so with a good understanding of the Group’s wider workforce approach to pay, with an emphasis on fairness and equal opportunities. To that end, the Committee Chair on an annual basis, meets with senior Human Resources Leaders from across the company to understand their perspectives on pay and GSK’s remuneration arrangements for the wider workforce globally. This year was the sixth such annual meeting held and my first since becoming Chair of the Committee.
Comparison of remuneration for employees and Executive Directors during 2024

Element	Wider workforce and Executive Director pay
Salary
The market competitiveness of base salaries across the company is assessed at a local market level. The competitiveness of roles is kept under regular review
Increases may also be made to reflect a change in scope of an individual’s role, responsibilities or experience

For our Executive Directors following a performance review, increases in base salaries are considered in line with market practice, the average increase for the wider employee population and other comparator tools
In agreeing increases for Executive Directors, the Committee is mindful of the multiplier effect on the individual’s total remuneration

Benefits and pensions
The company seeks to provide an appropriate benefits and pensions package that is aligned to competitive market practices in those countries in which the company operates and where our employees and Executive
Directors are based

Annual Bonus
With the exception of our sales force, who participate in separate arrangements, our wider workforce participates in a plan based on performance against four business and financial measures. These are structured to reflect the priorities of each specific business area
This plan is designed to reward our employees’ collective contribution to business achievement
Separate mechanisms are in place to recognise outstanding individual performance and to address under-
performance
Our Executive Directors participate in the plan as follows. Any bonus up to 200% of salary is paid 50% in cash and
50% in shares deferred for three years. Bonus earned in excess of this (up to a maximum of 300% of salary) would be delivered fully in shares deferred for three years. Clawback and/or malus provisions apply

LTI plans
Senior Vice President (SVP) and Vice President (VP) employees participate in the same Performance Share Plan as our Executive Directors. Clawback and/or malus provisions apply
Our SVP and VP employees, together with directors and managers below the GLT, receive annual Share Value Plan awards of restricted shares

Share ownership	All UK-based employees can participate in HMRC approved Share Save and Share Reward employee share plans

Dilution limits
All awards are made under plans which incorporate dilution limits consistent with the guidelines published by the Investment
Association. This limit is 10% in any rolling ten-year period for discretionary and all-employee plans. Estimated dilution from existing awards made over the last ten years up to 31 December 2024 is 0.82%.
All-employee share plans
The Executive Directors may participate in HMRC approved all-employee share plans, namely the company’s Share Save and
Share Reward plans, along with the wider UK workforce. Participants of the Share Save plan may save up to £250 a month for three years and from which they have the option to buy GSK shares at a discount of up to 20% to the share price at the start of the savings contract. Participants of the Share Reward plan contribute up to £125 a month to purchase GSK shares which the company then matches on a one-for-one basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Directors’ pay in a wider setting continued

CEO and wider employee pay ratio

Financial year	Lower quartile P25	Median P50	Upper quartile P75
2024	168:1	123:1	78:1
2023	207:1	152:1	94:1
2022	144:1	106:1	67:1
2021	154:1	108:1	67:1
2020	130:1	96:1	62:1
2019	160:1	119:1	73:1
GSK continues to use the Option A methodology because it is the most robust and statistically accurate way to calculate the three ratios from the options available under the Remuneration regulations. The pay ratio is lower than in 2023. This is influenced by the delivery of a slightly lower bonus for all, which impacts variable pay outcomes more significantly for our CEO who has a larger proportion of her pay based on performance than individuals at P25, P50 and P75. The CEO’s LTI vest was also lower than in 2023 with nothing attributable to share price appreciation over the performance period. The 2022 award was granted at £15.71 and vested at £14.43.
The pay ratios above are calculated using actual earnings for the CEO and UK employees. The CEO’s total single figure remuneration of £10.559 million for 2024 and £12.718 million for 2023 are detailed on page 144.
Total remuneration for all UK full-time equivalent employees on 31 December 2024 has been calculated in line with the single figure methodology. This reflects their actual earnings received in 2024 (which excludes business expenses), which were used to produce the percentile calculation under Option A of the Remuneration regulations. Business expenses have been excluded as they are reimbursed to employees and are not sufficiently substantial in value to significantly impact the ratios.
The table below shows the salary, total pay and benefits for each of the percentiles.

	P25 (£)		P50 (£)		P75 (£)
	Salary	Total pay and benefits	Salary	Total pay and benefits	Salary	Total pay and benefits
2024	41,845	62,876	57,635	85,924	82,629	136,010
2023	39,903	61,490	55,057	83,783	78,496	135,819
2022	37,776	58,883	52,107	79,428	74,905	126,594
2021	37,251	53,151	51,492	76,234	72,997	122,852
2020	36,924	54,133	50,000	73,340	70,203	113,830
2019	34,510	50,467	47,029	68,200	66,561	110,638
The Committee believes that the median pay ratio is consistent with the company’s pay, reward and progression policies.
The base salaries of all employees, including the Executive Directors, are set with reference to a range of factors including market practice, experience and performance in role.
Relative importance of spend on pay
The table shows total employee pay and dividends paid to shareholders.

	Change %	2024 £m	2023 £m
Total employee pay	3.4	8,759	8,473
Dividends paid in the year	8.8	2,444	2,247
The figures in this table, reflecting payments made during each year and the impact of movements in exchange rates, are as set out on pages 201 and 207. However, cash dividends declared in respect of 2024 were £2,489 million (2023: £2,355 million) an increase of 5.7%. Please see Note 16 to the financial statements for further details.
Total employee pay is based on 69,305 employees, the average number of people employed during 2024 (2023: 70,244). See
Note 9 to the financial statements for further details.
The last share repurchase made by the company was in 2014. On 5 February 2025, GSK announced its intention to implement a
£2 billion share buyback programme to be completed over an 18-month period. The programme commenced on 24 February 2025 with an initial tranche of up to £0.7 billion.
Provision 40 of the FRC Code
The company’s 2022 Remuneration policy was approved on 4 May 2022 at GSK’s Annual General Meeting (and amended at the
2023 Annual General Meeting) and has operated as intended in terms of company performance and quantum since its approval.
Details of how the 2022 Policy reflects Provision 40 of the FRC Code are set out on page 159 of the 2023 Annual Report.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Directors’ pay in a wider setting continued
External context
2024 target CEO total remuneration
positioning
When reviewing the CEO’s remuneration, the Committee’s
primary comparator group is the European cross-industry
comparator group. It also references pay for the Global
pharmaceutical comparator group.
Remuneration includes salary and the expected value of incentives based on the Committee’s agreed benchmarking methodology
Historic CEO remuneration

Emma Walmsley								£000
	2024	2023	2022	2021	2020	2019	2018	2017
Total remuneration	10,559	12,718	8,449	8,203	7,031	8,084	5,887	4,883
% of maximum
Annual Bonus award	70%	96%	83%	93%	49%	79%	93%	77%
Vesting of LTI awards	81%	69%	52%	58%	67%	67%	59%	69%

Sir Andrew Witty			£000
	2017	2016	2015
Total remuneration	715	6,830	6,661
% of maximum
Annual Bonus award	0%	97%	100%
Vesting of LTI awards	0%	33%	38%
(1)Emma Walmsley’s total remuneration for 2017 includes her pay for the period 1 January to 31 March 2017, before she became CEO
(2)Sir Andrew Witty received a pro-rata payment for 2017 in lieu of a variable bonus opportunity, in accordance with the 2014 Remuneration policy
(3)PSP and DABP awards for Sir Andrew Witty granted in 2015 did not vest until April 2018, in accordance with the terms of the Recoupment Policy
Comparator groups
For 2024, the European cross-industry comparator group was
the Committee's primary comparator group for the CEO and
CFO. The Global pharmaceutical comparator group was the
secondary group for the CEO, and was also used to measure
relative TSR performance. Details of the new Size-adjusted
Global Biopharma peer group to apply from 2025 onwards are
also set out below:

2024: European cross-industry comparator group
Roche Holding AG Novartis LVMH Anheuser-Busch InBev Unilever SAP L’Oreal Novo Nordisk A/S Airbus	Linde Sanofi AstraZeneca Diageo Siemens Christian Dior Inditex BAT Volkswagen	Deutsche Telekom Kering Heineken BASF Vinci Adidas Bayer Safran Reckitt Benckiser

2024: Global pharmaceutical comparator group
France Sanofi Switzerland Novartis Roche Holdings UK AstraZeneca	US AbbVie(1) Amgen(1) Bristol-Myers Squibb Eli Lilly Johnson & Johnson Merck & Co Pfizer
(1)AbbVie and Amgen were included for remuneration benchmarking, but were not included in the relative TSR performance comparator group

2025: Size-adjusted Global Biopharma peer group
Amgen AstraZeneca Bayer Bristol-Myers Squibb CSL	Gilead Merck KGaA Moderna Novartis Pfizer	Roche Holding Sanofi Takeda
TSR Performance graph
The following graph sets out the performance of the company
relative to the FTSE 100 Index and to the size-adjusted global biopharma peer group comparator group for the ten-year period to 31 December 2024. These indices were selected for
comparison purposes as they reflect both the primary index of which GSK is a constituent and the industry in which GSK
operates.

250
200
150
100
50
0
Dec 14
Dec 15
Dec 16
Dec 17
Dec 18
Dec 19
Dec 20
Dec 21
Dec 22
Dec 23
Dec 24
GSK Total Return
FTSE 100 Total Return Index
Size-adjusted Global Biopharma comparator group

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Remuneration governance
Committee role and membership
These details are available on page 113 and are incorporated by reference into this Report. The Chair, CEO, Chief People
Officer, Head of Reward, Group Financial Controller and the
Company Secretary assisted the Committee during the year.
Adviser to the Committee

	Willis Towers Watson plc (WTW)	FIT Remuneration Consultants (FIT)
Independent adviser
Both advisors are members of the Remuneration
Consultants Group and operate under its code of
conduct for executive remuneration consulting in the
UK which can be accessed at:
www.remunerationconsultantsgroup.com

Advice provided
The Committee noted that neither WTW nor FIT
engagement partners or teams that provide
remuneration advice to the Committee have
connections with the company or its Directors that
may impair their independence

Appointed	Appointed as the Committee’s principal remuneration advisor in December 2022	Appointed in October 2024 to provide specific advice on the 2025 Remuneration Policy development process
Fees (charged on a time and materials basis)	2024: £162,220 (2023: £67,419)	2024: £21,243
Conflicts of interest	WTW provides market data and other HR consulting services to the company. The Committee regularly reviews the arrangements for potential conflicts and where appropriate ensures safeguards are in place
The Remuneration
Committee Chair
declared a prior business
relationship with FIT from
other companies where
she has worked with the
consultant in her capacity
as a Remuneration
Committee Chair and/or
member. Appropriate
safeguards are in place
to ensure independence

Statement of consideration of shareholder
views
The Committee engages in regular dialogue with shareholders
and holds meetings with GSK’s largest investors to discuss and take feedback on its Remuneration policy practices and
governance matters.
Details of the additional engagement undertaken in 2024 in
support of the Remuneration policy review are given on pages
138 and 141.
The principal proxy advisory firms are also consulted regularly.
They were also invited to our Annual Governance Meeting and
are sent engagement letters from the Committee and company
Chairs.
AGM voting
Details of voting levels in respect of Remuneration
arrangements are set out below.

	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
2024 AGM
Remuneration Report	2.8	92.7	7.3	38.7
2023 AGM
Remuneration Report	2.8	88.8	11.2	70.1
Amendments to 2022 Remuneration Policy	2.9	99.0	1.0	10.7
2022 AGM
Remuneration Report	3.6	91.1	8.9	12.3
Remuneration Policy	3.6	61.8	38.2	13.3

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Remuneration governance continued
Committee focus during 2024

Items discussed
Remuneration policy
–Reviewed the current remuneration arrangements and developed and proposed 2025 Remuneration policy in consultation with the other Non-Executive Directors and employee insights
–Consultation with shareholders and consideration of feedback

Fixed Pay
–Considered Executive Director and GLT performance, benchmarking competitiveness against GSK comparator groups
–Reviewed GLT and Company Secretary salary recommendations for 2024
–Executive Director salary review recommendations for 2025
–Reviewed company Chair’s fees for 2024 and 2025

Pay for Performance Annual Bonus	–Executive Director and GLT 2023 bonus recommendations and set 2024 Executive Directors’ bonus objectives
LTI plans	–Considered the LTI performance outcomes and award vesting for the CEO, Executive Directors, GLT and below –Confirmed LTI grants for Executive Directors, GLT and below
Governance and other areas of focus
–Remuneration considerations and Committee programme for 2024 and 2025
–Committee evaluation and Annual Review of its Terms of Reference
–Approved 2023 Remuneration report
–Confirmed 2024 Group Budget for remuneration purposes
–Considered AGM and Remuneration report feedback, the external remuneration environment and performance target disclosure for incentive plans
–Agreed Committee's key messages for Annual Governance Meeting
–Committee Chair consulted with employee representatives on wider workforce pay practices and pay generally

Payments (audited):
to past Directors
Iain Mackay stepped down from the Board in May 2023 and left the company on 31 December 2023:
–The vesting of Mr Mackay’s LTI awards, in accordance with the Recoupment policy, resulted in 232,302 shares vesting (including dividends) in respect of his 2021 PSP award in January 2025. Based on the closing share price on 21 January 2025 of £13.585 per share, the value of his vested shares was £3,155,823
–In accordance with the Remuneration policy, 141,577 shares vested (including dividends) in respect of the 2022
PSP award. Based on the closing share price on 18 February 2025 of £14.43 per share, the value of his vested shares was £2,042,956
–These awards remain subject to the following holding periods. The 2021 PSP award holding period expires in
February 2026, and the 2022 PSP award holding period expires in February 2027
–In line with his service contract, Mr Mackay received gross benefits of £160,761

for loss of office	No loss of office payments were made during 2024

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Non-Executive Directors’ fees
The company aims to provide the Chair and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in its Articles of Association.

2024 and 2025 Non-Executive Directors’ fees
The Non-Executive Directors’ fees that applied during 2024, and will apply for 2025, are set out in the table below together with the fees for 2025:

	Per annum
	2025	2024
Chair fee	£800,000	£764,400
Standard NED annual fee	£122,258	£118,352
Supplemental fees
Chair of the Audit & Risk Committee	£80,000	£80,000
Senior Independent Director	£50,000	£50,000
Scientific & Medical Experts	£30,000	£30,000
Chairs of the Remuneration, Corporate Responsibility and Science committees and, when appointed, Workforce Engagement Director	£40,000	£40,000
Science Committee members undertaking significant additional responsibilities on behalf of GSK	Up to £200,000	Up to £200,000
Annual Fee Review
Following the annual review by the Committee at the end of 2024, it was determined that the Chair’s fee should be increased to
£800,000, an increase of 4.7%, marginally above the increase for the wider workforce of 3.3%. This increase reflects the additional contribution made by the Chair and was supported by external benchmarking. The Chair and CEO reviewed the Non-Executive
Directors’ standard fee at the end of 2024, and agreed that it should be increased by 3.3%, in line with the wider workforce, increasing it to £122,258.

2024 Total Non-Executive Director fees (audited)
The audited table below sets out the value of fees and benefits received by the Non-Executive Directors. Fees paid in a currency other than Sterling are converted using an average exchange rate that is reviewed from time to time. The average exchange rates were updated in 2024. In 2024, fees were converted to US Dollars using an exchange rate of $1.242. Benefits comprise the grossed up cash value of travel and subsistence costs incurred in the normal course of business, in relation to attendance at Board and Committee meetings and in fulfilling their role.

Non-Executive Directors’ emoluments (000) (audited)			2024				2023
					Fixed fees
	Fixed fees	Benefits	Total pay	Cash	Shares/ADS	Benefits	Total pay
Sir Jonathan Symonds	£764	£17	£781	£551	£184	£30	£765
Elizabeth Anderson	$147	$59	$206	$100	$33	$30	$163
Charles Bancroft	$308	$25	$333	—	$295	$28	$323
Dr Hal Barron	$396	$66	$462	$344	$33	$78	$455
Dr Anne Beal	$197	$58	$255	$156	$33	$34	$223
Wendy Becker	£145	£12	£157	£21	£7	£4	£32
Dr Hal Dietz	$234	$41	$275	$191	$33	$40	$264
Dr Jesse Goodman	$185	$43	$228	$144	$33	$44	$221
Dr Jeannie Lee	$152	$14	$166	$—	$—	$—	$—
Dr Vishal Sikka	$147	$25	$172	—	$134	$13	$147
Retired Directors
Urs Rohner	£57	£17	£74	£133	£28	£40	£201
Non-Executive Director section of 2022 Remuneration policy
At the 2023 AGM, shareholders approved an administrative amendment to the Non-Executive Director section of the Remuneration policy to allow the notional shares or ADS previously allocated under the Non-Executive Director plan to be delivered to the Chair and Non-Executive Directors at such time as the Committee and Board considered appropriate after any applicable tax withholding.
The Chair and Mr Rohner's notional shares were released to them after the AGM in 2023. It is expected that the other Non-
Executive Directors holdings will be released to them before the company's AGM in May 2025.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Directors’ interests in shares (audited)

Executive Directors’ interests in shares
The interests of the Executive Directors of the company in office during 2024 and their persons closely associated (PCA) are shown in the table below:

			As at 31 December 2024
					Unvested share plan interests
	Total directors’ interests(1)		Beneficial interests	Not subject to performance		Subject to performance
	20 February 2025	31 December 2024	Shares(2)	Shares(3)	Options(4,6)	Shares(5)
Emma Walmsley	2,391,096	2,011,795	925,267	719,827	366,701	1,533,961
Julie Brown	169,340	100,532	42,655	—	57,877	523,727
None of the Directors hold vested but unexercised options.
(1)Total directors’ interests includes beneficial interests and unvested share plan interests not subject to performance. For Emma Walmsley, the balance as at
20 February 2025 includes shares awarded in 2022, under the PSP and the DABP which vested in February 2025, less those sold to satisfy tax liabilities on the vested amounts where relevant. Executive Directors’ shareholdings against their SOR are outlined below
(2)Beneficial interests includes shares held by the Executive Directors and their PCAs. For Emma Walmsley and Julie Brown, this includes 2,751 shares and
276 shares respectively purchased through the Share Reward plan
(3)Unvested shares not subject to performance represent PSP shares which have vested but are subject to an additional two-year holding period
(4)Unvested options not subject to performance represent bonus deferrals under the DABP which are awarded as nil-cost options (as described in note 6 below). This figure excludes 790 options and 828 options held by Emma Walmsley and Julie Brown respectively under the Share Save plan
(5)Unvested shares subject to performance represent unvested PSP awards
(6)DABP: The table below shows bonus deferrals and subsequent reinvestment of dividends under the DABP. The amounts represent the gross share balances prior to the sale of any shares to satisfy tax liabilities on vesting

DABP (Bonus deferrals)	20 February 2025	31 December 2024	1 January 2024
Emma Walmsley	393,053	366,701	258,843
Julie Brown	126,649	57,877	—
The following table sets out details of nil-cost options exercised during 2024 by Executive Directors:

	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)
Emma Walmsley	10.02.2021	52,435	12.02.24	£0.00	£16.52	£866
The nil-cost options awarded in 2021 under the DABP represent the bonus deferred by the Executive Director and recorded as remuneration (under Annual Bonus) in the 2020 Total remuneration table. The number of shares under option includes the initial award together with reinvested dividends accrued to the date of exercise.

Executive Directors’ Share ownership requirements (SOR) (audited)
To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy this SOR by holding 100% of their
SOR for the first 12 months after leaving GSK and not less than 50% of their SOR for months 13-24 thereafter. Shares subject to performance conditions are excluded from the SOR calculation until the end of the performance period. These vested shares are then included to the extent that the performance conditions are met. The value of the holdings has been calculated on a post-tax basis. Iain Mackay exceeded his SOR at the date of his retirement from the Board and continues to maintain his SOR.

		Value of holdings as % of salary
	SOR % of salary	20 February 2025	31 December 2024
Emma Walmsley	6.5	17.25	16.01
Julie Brown	3.0	1.48	1.08

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Directors interests in shares (audited) continued

Non-Executive Directors’ interests in shares
The interests of the Non-Executive Directors in office during 2024 and their persons closely associated (PCA) are shown in the table below:

					Prior NED share allocation plan
		Total directors’ interests as at(2)					Number of shares/ADS
	NED SOR 20 February 2025(1)	20 February 2025	31 December 2024 or date of retirement	Beneficial interests at 31 December 2024 or date of retirement(4)	Dividends reinvested after year end	31 December 2024	Elected & allocated during the year(5)	1 January 2024
Shares
Sir Jonathan Symonds	Met	81,757	81,757	81,757	—	—	—	—
Wendy Becker	In progress	2,367	2,367	2,367	—	—	—	—
ADS
Elizabeth Anderson	In progress	2,180	2,159	2,159	—	—	—	—
Charles Bancroft	Met	32,164	31,270	14,757	754	16,513	709	15,804
Dr Hal Barron	Met	640,414(3)	661,080	661,080	—	—	—	—
Dr Anne Beal	In progress	3,899	3,795	1,914	85	1,881	80	1,800
Dr Hal Dietz	In progress	3,673	3,579	1,914	76	1,665	71	1,593
Dr Jesse Goodman	Met	15,714	15,094	1,914	602	13,180	566	12,614
Dr Jeannie Lee	In progress	796	790	790	—	—	—	—
Vishal Sikka	Met	8,337	8,257	8,257	—	—	—	—
Retired Directors
Urs Rohner(6)	—	—	17,769	17,769	—	—	—	—
(1)NED Share Ownership Requirements: Since July 2022, the company has operated a minimum Non-Executive Director share ownership requirement (NED
SOR) of at least one times the standard NED annual fee (or the Chair’s fee) to be maintained until after retirement. from the Board. The Chair and Non-
Executive Directors have transitioned from the previous NED share allocation plan (NED Plan) to purchasing shares and ADSs in the market from their net fees. The company provides an arrangement so that they can use their net fees to purchase GSK shares or ADSs in the market.
(2)Total directors’ interests include beneficial interests and any notional shares/ADS received as all or part of their fees under the previously operated NED
Plan. Dividends received on notional shares/ADS under the prior NED Plan during the year and in January 2025 were converted into notional shares/ADS as at 9 February 2025.
(3)The Total interests for Dr Barron have reduced since 31 December 2024 following the vesting of DABP awards granted to him in his former executive capacity as CSO. The DABP vest relates to the deferral of shares from the 2022 annual bonus. On vesting, shares are sold to meet an executive's tax liabilities. Details of his transition from CSO to a Non-Executive Director are given on page 135 of the 2022 Annual Report
(4)Beneficial interests includes shares/ADS held by the Non-Executive Directors and their PCAs
(5)Notional shares/ADS allocated during the year under the NED plan relates to dividends reinvested during the year
(6)Urs Rohner retired from the Board on 8 May 2024

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued

Percentage change in remuneration of Directors

	2024 percentage change			2023 percentage change			2022 percentage change			2021 percentage change			2020 percentage change
	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %	Salary/ fees %	Benefits %	Bonus %
UK employees(1)	4.0	(0.2)	(16.0)	7.1	0.92	34.8	3.0	2.3	44.81	2.0	0.0	4.85	2.5	—	11.0
Executive Directors(2,3)
Emma Walmsley	4.0	(15.1)	(24.4)	4.0	61.8	20.1	3.0	(2.2)	38.2	2.0	(5.0)	94.6	8.0	(26.6)	(33.4)
Julie Brown(4)	55.9	28.0	15.9	—	—	—	—	—	—	—	—	—	—	—	—
Non-Executive Directors(2,3)
Jonathan Symonds	3.9	(43.3)	—	5.0	200.0	—	0.0	233.3	—	0.0	50.0	—	201.7	0.0	—
Elizabeth Anderson	10.5	96.7	—	209.3	—	—	—	—	—	—	—	—	—	—	—
Charles Bancroft	4.4	(10.7)	—	2.8	180.0	—	36.7	100.0	—	156.1	—	—	—	—	—
Dr Hal Barron(5)	5.0	(15.4)	—	127.1	609.1	—	—	—	—	—	—	—	—	—	—
Dr Anne Beal	4.2	70.6	—	2.7	126.7	—	121.7	—	—	—	—	—	—	—	—
Wendy Becker	417.9	200.0	—	—	—	—	—	—	—	—	—	—	—	—	—
Dr Hal Dietz	4.5	2.5	—	(3.4)	1900.0	—	—	—	—	—	—	—	—	—	—
Dr Jesse Goodman	4.5	(2.3)	—	(27.2)	41.9	—	11.0	34.8	—	(5.6)	0.0	—	(12.5)	(65.2)	—
Dr Jeannie Lee	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dr Vishal Sikka	9.7	92.3	—	131.0	—	—	—	—	—	—	—	—	—	—	—
Retired Non-Executive Directors
Urs Rohner	(64.6)	(57.5)	—	12.6	73.9	—	5.9	109.1	—	(5.6)	175.0	—	16.3	(69.2)	—
(1)This table is provided in accordance with Schedule 8 of The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report)
Regulations 2020. The UK employee population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the Executive Directors
(2)Percentage changes have been calculated based on the 2024 Total remuneration table on page 144 for Executive Directors and the 2024 Total fees table on page 159 for Non-Executive Directors
(3)Further information on Executive Directors’ salary and benefits can be found on page 145
(4)Julie Brown joined the company on 3 April 2023. Her 2023 base salary of £915,335 was prorated to reflect the time she worked as CFO Designate until 1
May 2023 and as CFO until 31 December 2023
(5)Dr Hal Barron transitioned to a Non-Executive Director role on 1 August 2022

Directors and Senior Management
Further information is provided on compensation and interests of Directors and Senior Management as a group (the group).
For this purpose, the group is defined as the Executive and Non-Executive Directors, other members of the GLT and the Company
Secretary. For the financial year 2024, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2024	£
Total compensation paid	31,954,832
Aggregate increase in accrued pension benefits (net of inflation)	12,530
Aggregate payments to defined contribution schemes	1,366,412
During 2024, members of the group were awarded shares and ADS under the company’s various LTI plans, as set out in the table below. To align the interests of Senior Management with those of shareholders, Executive Directors and GLT members are required to build and maintain significant holdings of shares in GSK over time. GLT members are required to hold shares to an equivalent multiple of two times their base salary, and must continue to satisfy these share ownership requirements for a minimum of 12 months after leaving GSK.

		Awards	Dividend reinvestment awards
Awarded during 2024	Shares	ADS	Shares	ADS
Performance Share Plan	2,106,865	57,636	269,308	6,409
Deferred Investment Awards(1,2)	—	—	7,490	169
Share Value Plan(2)	10,050	—	—	—
(1)Notional shares and ADS
(2)Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Annual report on remuneration continued Directors and Senior Management continued
At  20 February 2025, the group and their PCAs had the following interests in shares and ADS of the company. Interests awarded under the various LTI plans are described in Note 45 to the financial statements, ‘Employee share schemes’ on pages 262 to 263.

Interests at 20 February 2025	Shares	ADS
Owned	4,351,616	700,013
Unexercised options	4,810	—
Deferred Annual Bonus Plan	1,414,721	42,027
Performance Share Plan	8,095,450	302,840
Deferred Investment Awards(1,2)	76,815	2,439
Share Value Plan(2)	20,100	—
(1)Notional shares
(2)Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan

Executive Directors’ external appointments
The company recognises that Executive Directors may be invited to become non-executive directors of other companies. Such appointments can broaden their knowledge and experience to the benefit of the company. Executive Directors are entitled to retain any fees received from such appointments. Emma Walmsley is an independent non-executive director of Microsoft Corporation.
Julie Brown is an independent non-executive Director of Diageo plc.

Service contracts and letters of appointment
The table below sets out the dates of the Executive Directors’ service contracts, which are available at the company’s registered office and on gsk.com.

	Date of contract	Effective date	Expiry date
Emma Walmsley	29.03.17	01.04.17	30.06.34
Julie Brown	25.09.22	01.05.23	n/a
Non-Executive Directors have letters of appointment, which are also available to view at the company’s registered office. Each
Non-Executive Director is expected to serve on the Board until the end of the AGM following the third anniversary of their appointment, provided that they are elected and subsequently re-elected annually. Subject to mutual agreement, they may serve a further one or two, three year terms, depending on the needs of the Board.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report

2025 Remuneration policy
Remuneration policy renewal
Our current Remuneration policy (policy) was approved by our shareholders at our Annual General  Meeting on 4 May 2022
when it received a 61.76% vote in favour. Shareholders are
being asked to approve a new policy at our Annual General
Meeting on 7 May 2025 which is intended to apply for the next three years.
During 2024, the Committee considered the policy to define the biopharma business’ new approach to remuneration. The
decision-making engagement process that the Committee
followed for its determination, review and implementation of the proposed new policy are set out on pages 135 to 142.
The Committee’s review of the policy sought to:
–incentivise the delivery of the company’s Ahead Together
strategy and 2031 growth strategy
–reinforce the company’s pay for performance, particularly in over delivery
–enable retention and attraction of talent as a global
biopharma company and
–create headroom to deliver market competitive reward
throughout the organisation
In addition, changes to the policy have been made to ensure its implementation will support the delivery of our business
strategy whilst delivering a clear, understandable and
appropriately globally competitive package to attract, retain and motivate executive talent.
The Committee developed the new policy for Executive and
Non-Executive Directors in the context of its oversight of wider workforce pay, not directly with employees. It sought employee insights from the Chief People Officer and senior Human
Resources Leaders. It consulted with our largest shareholders in respect of the proposed changes and took shareholders’
feedback into account when finalising the new policy.
The full policy that shareholders are asked to approve is set out below on this page to page 172.
Subject to shareholder approval on 7 May 2025 at GSK's
Annual General Meeting, the Remuneration policy for each
remuneration element will be as outlined in the table below.
Future policy table

Salary	To provide a core reward for the role. Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.	No change
Operation
Individual’s role, experience, performance and independently sourced data for relevant comparator groups considered when
determining salary levels.
Salary increases typically take effect in the first quarter of each year.
Salaries are normally paid in the currency of the Executive
Director’s home country.
Opportunity
There is no formal maximum limit and, ordinarily, salary
increases will be broadly in line with the average increases for the wider GSK workforce.
However, increases may be higher to reflect a change in the
scope of the individual’s role, responsibilities or experience.
Salary adjustments may also reflect wider market conditions in the geography in which the individual operates and
outperformance.
Details of current salary levels are set out in the Annual report on remuneration.
Performance measures
The overall performance of the individual is a key consideration when determining salary increases.

Benefits	Levels are set to recruit and retain high calibre individuals to execute the business strategy	No change
Operation
Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location.
These include, but are not limited to, car allowances,
healthcare, life assurance/death  in service (where not provided as part of the individual’s pension arrangements), personal
financial advice and contractual post-retirement benefits. In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and
international transfer-related benefits when required. Executive
Directors in the UK are also eligible to participate in all-
employee share schemes (e.g. Share Save and Share Reward
Plan), under which they are subject to the same terms as all other employees.
To recognise the high business travel requirements of the role,
Executive Directors are also entitled to car travel and
exceptionally may be accompanied by their spouse/partner on
business trips. Other benefits include expenses incurred in the ordinary course of business, which are deemed to be taxable
benefits on the individual.
Where an Executive Director is based outside the UK, but is
required to travel to the UK to fulfil the responsibilities of their role and to attend Board Meetings, they may be subject to tax on their business travel expenses to and from the UK and on
the provision of any accommodation in the UK. Although in

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued
reality it represents a business expense, the tax treatment
requires that their travel and accommodation expenses are
then included as benefits. Because of the business context, the tax liabilities will be covered by the company on a grossed-up basis.
Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and
different policies may apply if current or future Executive
Directors are based in a different country.
Opportunity
There is no formal maximum limit as benefits costs can
fluctuate depending on changes in provider cost and individual circumstances.
Details of current benefits and costs are set out in the Annual report on remuneration.
Performance measure
None

Pension	Pension arrangements provide a competitive level of retirement income.	No change
Operation
Pension arrangements are structured in accordance with the
plans operated in the country in which the individual is likely to retire.
Where the Executive Director chooses not to become a
member of the pension plan the approach differs depending on the country in which the individual is located.
Where an individual is a member of a GSK legacy defined
benefit plan, a defined contribution plan or an alternative
pension plan arrangement and is subsequently appointed to
the Board, he or she may remain a member of that plan.
Opportunity
UK:
From the date of appointment, all new UK Executive Directors receive:
–7% of base salary contribution to defined contribution plan and a further 3% in matched contributions subject to any
relevant cap and in line with implementation principles for
other members of the plan; and
–7% of base salary as a cash payment in lieu of pension
contribution for the portion above the relevant cap;
    or
– 7% of base salary as a cash payment in lieu of pension
contribution.
US:
–From the date of appointment, all new US Executive
Directors will participate in the GSK 401(k) plan(1) and the
Executive Supplemental Savings Plan (ESSP)(1) with core
contributions of 7% of base salary and bonus(2) and matched
contributions of 4% of base salary and bonus(2).
–If the Executive Director chooses not to make a contribution to the 401(k) and/or ESSP, there is no cash payment in lieu
of pension contribution. GSK will continue to provide the
relevant core contributions.
Global:
–Eligible for appropriate equivalent arrangement not in excess of the US/UK arrangements.
Performance measures
None.
(1)  In the event of any change to the plans operated in the US, a similar treatment would be provided under any successor arrangements introduced within the market
(2) Less bonus deferred under the DABP

Annual bonus	To incentivise and recognise execution of the business strategy on an annual basis. Rewards the achievement of stretching annual financial, pipeline, strategic, operational and trust measures.	Change
Operation
Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.
Strategic, operational and Responsible Business measures are set at the start of the year by the Committee and performance against those measures is assessed by the Committee and,
where appropriate, with the Corporate Responsibility
Committee.
Executive Directors are required to defer part of any bonus
earned into shares, or ADS as appropriate, for three years.
50% of the equivalent of the first 200% of salary is deferred, and any portion in excess of 200% is deferred in full. Deferred bonus shares are eligible for dividend equivalents up to the date of vesting.
The Committee may adjust the formulaic vesting outcome
(either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.
Clawback and/or malus provisions apply as described on
pages 166 to 167.
Opportunity
The maximum bonus opportunity for Executive Directors is
300% of salary. Below 99% of target performance, the bonus
payout on the financial measures will be nil. For target
performance, the bonus payout will be 150% of salary for the
CEO and 100% of salary for the CFO.
Performance measures
Based on a combination of financial, operational and business targets with at least 50% of the bonus assessed against the
financial measures. The weighting between different measures will be determined each year according to business priorities.
Further details, including the measures to be used in the
financial year, are provided in the Annual report on
remuneration.
Selection of annual bonus measures
The annual bonus is designed to drive the achievement of
GSK’s annual financial, strategic and operational measures.
The annual bonus opportunity is based on a formal review of
performance against the prevailing targets.
The annual bonus financial targets are set by reference to
internal budget and external consensus targets.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued

Performance Share Plan (PSP)
To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other global biopharma companies. In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.
Change
Operation
Conditional awards are made annually with vesting dependent
on the achievement of performance conditions over three years and are subject to an additional two-year holding period. PSP targets are set by reference to internal budget and external consensus targets.
Awards are eligible for dividend equivalents up to the date of vesting and release.
The Committee may adjust the formulaic vesting outcome
(either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.
Clawback and/or malus provisions apply as described on
pages 166 to 167.
Opportunity
The normal maximum award limits that may be granted under
the PSP to an individual in any one year are set out in the table below:

% of salary
CEO	800
CFO	400
Other Executive Director	500
Performance measures
Based on a combination of financial, share price related and strategic and Responsible Business performance conditions
which are aligned to the company’s strategic plan. For all
measures, 25% of awards will vest at threshold performance,
except for the CEO where awards will vest at 20% for threshold performance. Further details, including the performance targets attached to the PSP in respect of each year, and the weightings of the targets for the 2025 PSP awards are provided in the
Annual report on remuneration.
Selection of long-term incentive measures
The Committee selects performance measures which focus
Executive Directors’ long-term remuneration on the delivery of
GSK’s key strategic priorities over the longer term and which align to shareholder experience. In addition to setting robust targets, the Committee has implemented a number of
safeguards to ensure the targets are met in a sustainable way and performance reflects genuine achievement against targets and therefore represents the delivery of value for shareholders.
For each performance measure, the impact of any acquisition
or divestment may be quantified and adjusted for after the
event.
Any major adjustment in the calculation of performance
measures will be disclosed to shareholders on vesting.
The Audit & Risk Committee chair and other members, who are
also members of the Committee, provide input on the Audit &
Risk Committee’s review of the Group’s performance and
oversight of any risk factors relevant to remuneration decisions.
Details of the rationale behind the performance measures
selected and how they are calculated are set out in the Annual report on remuneration.

Share Ownership Requirements	Change
To align the interests of Executive Directors with those of
shareholders, they are required to build and maintain significant holdings of shares in GSK over time.
As a minimum, Executive Directors are required to maintain
100% of their share ownership requirements for two years after retirement from the company.
Executive Directors’ Share Ownership Requirements have
been reset to match their current annual PSP award level.

Clawback and malus	No change
The various incentive plans include broad discretion when
assessing the outturn to consider wider factors and reduce
levels accordingly.
In the event of a ‘triggering event’ (i.e. significant misconduct by way of violation of regulation, law, a significant GSK policy, such as the Code of Conduct, or a material misstatement or
restatement of results, or serious reputational damage), the company will have the ability to claw back up to three years’
annual and deferred bonuses as well as vested and unvested
LTIs.
GSK may specify additional ‘triggering events’ and/or different clawback periods where required to do so by regulatory
requirements, including the rules of any government or
regulatory authority or relevant securities exchange.
In addition, in respect of PSP awards made from 2020, if a
participant is subject to an investigation, then the vesting of their awards may be delayed until the outcome of that
investigation.
A separate Recoupment Committee has been established to
investigate relevant ‘triggering events’. The Recoupment
Committee exercises this authority for the wider employee
base. It comprises of senior executives with relevant oversight and appropriate experience, including the Senior Vice

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued
President,  Chief Compliance Officer, and the Senior Vice
President and Group General Counsel, Legal and Compliance.
In respect of each financial year, the Committee will disclose whether it (or the Recoupment Committee) has exercised
clawback or malus. Disclosure will be made as required by law, regulation or the rules of any relevant securities exchange, and otherwise only when the matter has been subject to public
reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made
without unduly prejudicing the company and therefore
shareholders.
Additionally, where there has been continuity of responsibility between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in
assessing annual bonus awards and LTI vesting levels  in the year the problem is identified and for future periods. The
Committee (or Recoupment Committee) may make appropriate
adjustments to individual annual bonuses as well as grant and vesting levels of LTI awards to reflect this.

Approach to recruitment remuneration	No change
The Committee determines the remuneration package of new
Executive Directors on a case-by-case  basis  depending  on
the role, the market from which they will operate and their
experience. Total remuneration levels will be set by reference to a relevant pay comparator group and, where appropriate, will allow for future development in the role.
It is expected that new Executive Directors will participate in short and long-term incentive plans on the same basis as
existing directors. However, in exceptional circumstances, the
Committee reserves the flexibility to set the incentive limit for a new Executive Director at up to an additional 50% of the
existing limits.
The Committee retains this flexibility in recognition of the high levels of variable pay in GSK’s global pharmaceutical
competitors. However, the Committee will only use this
flexibility when it is considered to be in the best interests of the company and its investors.
Pension arrangements for any external recruit as an Executive
Director will be as set out in the Remuneration policy table on page 165.
Other benefits will be provided in line with the policy for existing
Executive Directors.
Where required and deemed appropriate by the Committee, the
costs of financial planning, legal and tax advice may be
reimbursed.
Where required to meet business needs, relocation support will be provided in line with company policy.
For any internal appointments, entitlements under existing
remuneration elements will continue, including pension
entitlements and any outstanding awards. However, where not
already the case, internal appointments will be required to
move to Executive Director contractual terms, including
termination provisions.
The Committee is mindful of the sensitivity relating to
recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment. It will therefore seek to minimise such arrangements. However, in certain
circumstances, to enable the recruitment of exceptional talent, the Committee may determine that such arrangements are in
the best interests of the company and its shareholders. Such arrangements will, where possible, be on a like-for-like basis with the forfeited remuneration terms. Arrangements will
therefore vary depending on the plans and arrangements put in place by the previous employer and may be in the form of cash or shares and may or may not be subject to performance
conditions. Explanations will be provided where payments are made as compensation for previous remuneration forfeited.
The remuneration arrangements for any newly appointed
Executive Director will be disclosed as soon as practicable after the appointment.

Loss of office payment policy	No change
The company does not have a policy of fixed term contracts.
Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.
Contracts for existing Executive Directors will expire as
applicable on the dates shown on page 163.
Notice period on termination by the employing company or the
Executive Director is 12 calendar months. Where required and deemed appropriate by the Committee when recruiting
externally, an initial notice period of 2 years may be applied, reducing to 12 calendar months over one year.
The ability to impose a 12-month non-compete period (and a
non-solicitation restriction)  on an Executive Director is
considered important by the company to have the ability to
protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued
Termination of employment
In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy
Termination payment
Termination by notice: 12 months’ annual salary payable on termination by the company (pro-rated where part of the notice period is worked). No termination payment is made in respect of any part of a notice period that extends beyond the contract expiry date.
A bonus element is not normally included in the termination payment. However, the terms of the contracts seek to balance commercial imperatives and best practice.
Redundancy: As above, for termination by notice. In the UK, only statutory redundancy pay will apply. In the US, the general severance policy does not apply.
Retirement, death and ill-health, injury or disability: No termination payment.

LTI awards
PSP awards are governed by the plan rules as approved by shareholders. The following provisions will normally apply:
Termination by notice: Unvested awards will lapse.
Redundancy, retirement, death, ill-health, injury, disability or any other reason: Generally, awards will continue to vest over the original timescales subject to performance and normally pro-rated for time.
In the event of a change of control, PSP awards will vest, taking into account performance to date and normally taking into account the proportion of the performance period that has elapsed. Alternatively, the awards may be exchanged for new awards.

Annual bonus
Termination by notice by individual: If an individual serves notice and the termination date falls before 31
December, the bonus is forfeited.
Termination by notice by the company, redundancy, retirement, death, ill-health, injury or disability: If the termination date falls during the financial year, eligible for pro-rated on-target bonus (if employed on 31
December, bonus payable based on actual results).

Mandatorily deferred bonus under the DABP
DABP deferred bonus awards in respect of mandatorily deferred bonus amounts are governed by the plan rules as approved by shareholders. The following provisions will normally apply:
Termination for gross misconduct: Generally, unvested awards will lapse
Any other reason: Generally, awards will vest in full on the original vesting date.
In the event of a change of control, awards will vest or may be exchanged for new awards.

Pensions
Pension scheme contributions by the individual and the company, and any pension scheme benefit accruals, generally cease at the termination date in accordance with pension scheme rules. Access to pension scheme benefits is governed by the pension scheme rules and country legislation.

Benefits
Generally, benefits will continue to apply until the termination date. The Committee may make payments in connection with an existing legal obligation or in respect of any claim related to the cessation of employment.
This may include fees for outplacement assistance, legal and/or professional advice.
Termination by notice by the company and retirement (US executives): In line with the policy applicable to US senior executives, they may become eligible, at a future date, to receive continuing medical and dental insurance after termination/retirement.

Termination by mutual agreement
In certain circumstances, it can be in the best interests of the company for the Board to manage proactively succession planning and the development of the senior talent pipeline. In such circumstances, the Board may therefore agree that an Executive’s departure will be by mutual agreement. For this to apply, the Committee will need to be satisfied that the Executive has demonstrated performance in line with expectations and where required they should have contributed to an orderly succession. In the case of an Executive Director, they would then be treated as a ‘good leaver’ for the purposes of GSK’s long-term incentive plans. If the termination date falls during the financial year, they would be eligible for a pro-rated on-target bonus and if they are employed on 31 December, the bonus payable would be based on actual results.
The Committee does not anticipate the exercise of discretion provided by the PSP and DABP plan rules in respect of termination payments in a manner which would benefit an Executive Director. However, there may be unforeseen circumstances where this is in the best interests of the company and its shareholders. Where it is necessary to exercise discretion, explanations will be provided.
Where an Executive Director leaves the company, the Committee will carry out an assessment of the individual’s performance and conduct over the time in role. If it is determined that the individual’s performance or conduct was contrary to the legitimate expectations of the company, the Committee reserves the right to apply appropriate mechanisms such as clawback or reduction or lapsing of outstanding incentive awards (malus), to ensure that any termination payments are in the best interests of the company and its shareholders (see pages 166 to 167).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued

Differences between Remuneration policy for Executive Directors and other employees
When setting remuneration for the Executive Directors, the
Committee considers the company’s strategic priorities,
prevailing market conditions for global talent, the competitive environment (through comparison with the remuneration of
executives at companies of similar size, complexity and
international reach) and the positioning and relativities of pay and employment conditions across the broader GSK workforce.
In particular, the Committee considers the range of base salary rises for the workforces of those parts of GSK where the
Executive Directors are employed. This is considered to be the most relevant comparison as these populations reflect most
closely the economic environments encountered by the
individuals.
The same principles apply to the Remuneration policy for
Executive Directors and other employees although the
remuneration offered to Executive Directors under this policy has a stronger emphasis on performance-related pay than that offered to other employees of the Group.
–Salary and benefits (including pension) are tailored to the local market.
–The annual bonus plan applies to the wider employee
population and is based on business performance.
–A combination of performance-related and restricted share
plans apply to the wider employee population.
–All-employee share plans are available to employees in the
UK, including the HM Revenue & Customs approved UK
Share Save and Share Reward Plans.
While employees are not directly consulted in respect of the
Remuneration policy, Wendy Becker, the Committee Chair,
meets with the Chief People Officer and senior HR
representatives from across the business to review employee
feedback. Board members engage with employees around
during Board meetings where they are encouraged to share
their views on the company, management and remuneration.
In the wider organisation, we have aligned our performance
and reward systems with our strategic priorities and a culture anchored in purpose and performance. Our performance
system evaluates employees on both ‘what’ they need to do
and ‘how’ they do it. Also, for our most senior people we
disincentivise unethical working practices using a clawback
mechanism that allows us to recover performance-related pay.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued

2025 Non-Executive Director remuneration policy	No change

Element	Purpose and link to strategy	Operation
Chair's fees	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.
There is no formal maximum. However, fees are reviewed annually and set by reference to a review of the Chair’s performance and independently sourced market data.
The Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chair. The Chair does not participate in discussions in respect of their fees.

Basic fees	As above
There is no formal maximum. As with the Chair, fees are reviewed annually and set by reference to independently sourced data.
The Chair and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s Non-Executive Directors.

Fee payment	Alignment with shareholders
Fees are paid in cash. Non-Executive Directors (including the Chair) are required to build an ownership requirement to hold shares or ADS with an aggregate value at or above one times their standard annual fee until their retirement from the Board.

Supplemental fees	To compensate Non-Executive Directors (other than the Chair) for taking on additional Board responsibilities
Additional fees for the Senior Independent Director, Committee Chairs, Science & Medical
Experts and the Workforce Engagement Director role as applicable.
The company has the authority to pay an additional fee, up to the equivalent of the Committee
Chair supplement to a Non-Executive Director, should the company require significant additional time commitment in exceptional or unforeseen circumstances.
The company has the authority to pay an additional fee of up to £200,000 to Non-Executive
Directors (excluding the Chair) who are members of the Science Committee for undertaking additional responsibilities on behalf of GSK and to support R&D.

Benefits	To facilitate execution of responsibilities and duties required by the role.
Travel and subsistence costs for Non-Executive Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other GSK-hosted events.
For overseas- based Non-Executive Directors, this includes travel to meetings in the UK.
In the event it is necessary for business purposes, whilst not normal practice, Non-Executive
Directors may be accompanied by their spouse or partner to these meetings or events.
The costs associated with the above are all met by the company and, in some instances, they are deemed to be taxable and therefore treated as benefits for the Non-Executive Director.

Approach to recruitment fees	No change
The following policy and principles apply to the roles of Chair and Non-Executive Director. It seeks to ensure alignment with shareholders through the requirement to invest in company
shares and ADS.
Chair
Fees will be set at a level that is competitive with those paid by other companies of equivalent size and complexity.
Non-Executive Directors
Fee levels for new Non-Executive Directors will be set on the same basis as for existing Non-Executive Directors of the
company, subject to local laws and regulations.
In the event of a Non-Executive Director with a different role and responsibilities being appointed, fee levels will be
benchmarked and set by reference to comparable roles in
companies of equivalent size and complexity.

Loss of office	No change
The Chair and other Non-Executive Directors are not entitled to receive any payments in respect of fees for loss of office when they retire or step down from the Board.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued

Scenarios for future total remuneration
The charts opposite provide illustrations of the future total remuneration for each of the Executive Directors in respect of the remuneration opportunity to be granted to each of them in
2025 under the proposed 2025 Remuneration policy. A range of potential outcomes is provided for each Executive Director and the underlying assumptions are set out below.
All scenarios use:
–2025 base salary and pension contributions.
–2024 benefits figures.
–The amounts shown under value of 2025 PSP award
multiples are based upon the relevant multiples for 2025.
Fixed:
–Includes base salary, pension and benefits. Excludes Pay for performance, ie. no Annual bonus would be paid and PSP
awards would not vest.
Expected:
–Includes Fixed pay.
–For the Annual bonus, it is assumed that target performance is achieved.
–For PSP awards, amounts reflect 50% vesting levels.
Maximum:
–It is assumed that the Annual bonus would be payable at the maximum level (i.e. 300% of salary) and that the awards
under the PSP would vest in full.
Maximum with 50% share price increase:
–All elements are the same as Maximum but assuming a 50%
increase in share price.
Emma Walmsley
Julie Brown

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

2025 Remuneration policy report continued

Operation and scope of Remuneration policy
The Remuneration policy (Policy) is set out on pages 164 to
172 of this 2024 Annual Report on Form 20-F and it is intended that the Policy for GSK’s Executive and Non-Executive
Directors will operate for a period of three years from the date of approval at the company’s Annual General Meeting on 7 May
2025.
The Committee wrote the Policy principally in relation to the remuneration arrangements for the Executive Directors, whilst taking into account the possible recruitment of a replacement or an additional Executive Director during the operation of the
Policy. The Committee intends the Policy to operate for the
period set out above in its entirety. However, it may after due consideration seek to change the Policy during this period, but only if it believes it is appropriate to do so for the long-term success of the company, after consultation with shareholders and having sought shareholder approval at a general meeting.
The Committee reserves the right to make any remuneration
payments and/or payments for loss of office (including
exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the
Policy where the terms of the payment were agreed:
(i)before the AGM on 7 May 2014 (the date the company’s
first shareholder-approved Directors’ remuneration policy
came into effect);
(ii)before the Policy came into effect, provided that the terms of the payment were consistent with the shareholder-
approved Remuneration policy in force at the time they
were agreed; or
(iii)at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the
payment was not in consideration for the individual
becoming a Director of the company. For these purposes
‘payments’ includes the Committee satisfying awards of
variable remuneration and, in relation to an award over
shares or ADS, the terms of the payment are ‘agreed’ at the
time the award is granted.
Performance Share Plan (PSP) awards are subject to the terms of the PSP plan rules under which the award has been granted.
The Committee may adjust or amend awards only in
accordance with the provisions of the plan rules. This includes making adjustments to reflect one-off corporate events, such as a change in the company’s capital structure.
The Committee may also make minor amendments to the
Policy (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for such amendments.
Statement of consideration of shareholder views
The Committee engages in regular dialogue with shareholders
and holds annual meetings with GSK’s largest investors to
discuss and take feedback on its Remuneration policy practices and governance matters.

Basis of preparation
The Annual report on remuneration has been prepared in
accordance with the Companies Act 2006 and The Large and
Medium-sized Companies and Groups (Accounts and Reports)
(Amendment) Regulations 2013 (the Regulations). In
accordance with the Regulations, the following parts of the
Annual report on remuneration are subject to audit: total
remuneration figures for Executive Directors including further details for each element of remuneration (salary, benefits,
pension, annual bonus and long-term incentive awards);
Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past Directors; payments for loss of office; and share ownership requirements and holdings, for
which the opinion thereon is expressed in pages 178-181. The remaining sections of the Annual report on remuneration are
not subject to audit nor are the pages referred to from within the audited sections.
The Annual report on remuneration has been approved by the
Board of Directors and signed on its behalf by:
Wendy Becker
Remuneration Committee Chair
25 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Directors’ report
Directors' powers
GSK Directors’ powers are determined by UK legislation and
our Articles of Association, which contain rules about their appointment and replacement. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Board. If appointed by the Board, the Director must retire at the next Annual General Meeting to be elected by shareholders.
Our Articles also provide that all Directors are required to seek re-election annually at our Annual General Meeting in
accordance with the FRC Code.
A Director will then cease to be a Director if he or she:
–becomes bankrupt
–ceases to be a Director by virtue of the Companies Act or the
Articles
–suffers mental or physical ill health and the Board resolves that he or she shall cease to be a Director
–has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or
she shall cease to be a Director
–is otherwise prohibited from being a Director by law
–resigns, or offers to resign and the Board accepts that offer
–is required to resign by the Board
Directors’ conflicts of interest
All Directors have a duty under the Companies Act 2006 to
avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company.
Our Articles provide a general power for the Board to authorise such conflicts.
The Board reviews any new potential or actual conflict, which is recorded by the Company Secretary. Directors are not counted in the quorum for the authorisation of their own actual or
potential conflicts. The Nominations & Corporate Governance
Committee reviews the Register of Potential Conflicts on an
annual basis which the Board subsequently approves.
On a continuing basis, the Directors are responsible for
informing the Company Secretary of any such new actual or
potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously
given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort,
require the Director to resign.
The Nominations & Corporate Governance Committee
reviewed the Register of Potential Conflict authorisations (the
Register of Potential Conflicts) in January 2024. The
Committee reported to the Board that the conflicts had been
appropriately authorised and that the process for authorisation continued to operate effectively. The Committee then
recommended the approval of the Register of Potential
Conflicts to the Board which it subsequently approved. Except as described in Note 40 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no
Director or Person Closely Associated had any material interest in any contract of significance with a Group company.
Our Articles prohibit a Director from voting on any resolution concerning his or her appointment or the terms or termination of his or her appointment.
Independent advice
The company has an agreed procedure for Directors to take
independent legal and/or financial advice at the company’s
expense where they deem it necessary.
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in the
Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2024 and up to the approval and signature of the Annual Report.
Change of control and essential contracts
We do not have contracts or other arrangements which
individually are fundamental to the ability of the business to operate effectively. Neither is the company party to any material agreements that would take effect, be altered, or terminate
upon a change of control following a takeover bid. We do not have agreements with any Director that would provide
compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to
vest on a takeover.
Details of the termination provisions in the Executive Directors’
service contracts are given in the full version of the company’s
2022 Remuneration policy which is available on gsk.com in the
Investors section.

Content of the Directors’ report
For the purposes of the UK Companies Act 2006, the Directors’
report of GSK plc for the year ended 31 December 2024
comprises:
Directors’ report

Section	Pages
Corporate governance report	113 to 186
Employee engagement	125
Directors’ statements of responsibilities	188 and 189
Investor information	287 to 338
The Strategic report sets out those matters required to be
disclosed in the Directors’ report which are considered to be of strategic importance:
Strategic report

Section	Pages
Risk management objectives and policies	62 to 81 and 307 to
Likely future developments of the company	1 to 111
Research and development activities	13 to 31
Business relationships	47 to 60
Diversity	54 and 55
Provision of information to and consultations with employees	54, 55 and 58 to 60
Carbon emissions	51 to 53

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Directors’ report continued
The following information is also incorporated into the Directors’
report:

Location in Annual Report
Interest capitalised	Financial statements, Notes 17 and 20
Particulars of important post-balance sheet events of the company or its subsidiaries	Financial statements, Note 48
Publication of unaudited financial information	Group financial review
Details of any long-term incentive schemes	Remuneration report
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director
Non pre-emptive issues of equity for cash
Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking
Parent company participation in a placing by a listed subsidiary
Provision of services by a controlling shareholder
Shareholder waiver of dividends	Financial statements, Notes 16 and 45
Shareholder waiver of future dividends	Financial statements, Notes 16 and 45
Agreements with controlling shareholders	Not applicable
The Directors’ report
–has been drawn up and presented in accordance with and in
reliance upon English company law and the liabilities of the
Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law.
–was approved by the Board of Directors on 25 February 2025
and signed on its behalf by:
Sir Jonathan Symonds
Chair
25 February 2025

GSK 2024 Annual Report on Form 20-F

Financial
statements

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Directors’ statement of responsibilities
The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group and parent company
financial statements in accordance with applicable law and
regulations.
UK company law requires the Directors to prepare financial
statements for each financial year. The Directors are required to prepare the Group consolidated financial statements in
accordance with UK-adopted international accounting
standards in conformity with the requirements of the
Companies Act 2006 and the International Financial Reporting
Standards (IFRS) as issued by the International Accounting
Standards Board (IASB). Under company law the Directors
must not approve the financial statements unless they are
satisfied that they give a true and fair view of the state of affairs of the Group and its profit or loss for that period. In preparing the financial statements, the Directors are required to:
–select suitable accounting policies and then apply them
consistently;
–make judgements and accounting estimates that are
reasonable and prudent;
–state that the Group financial statements comply with IFRS, as issued by the IASB and in conformity with the
requirements of the Companies Act 2006; and
–prepare the financial statements on a going concern basis
unless it is inappropriate to presume that the Group and the parent company will continue in business.
In preparing the Group financial statements, International
Accounting Standard 1 requires that directors properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant,
reliable, comparable and understandable information; provide additional disclosures when compliance with the specific
requirements in IFRS Standards are insufficient to enable
users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and make an assessment of the
company’s ability to continue as a going concern.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to
ensure that the Group financial statements and the
Remuneration report comply with the Companies Act 2006.
They are also responsible for safeguarding the assets of the
Group and hence for taking reasonable steps for the
prevention and detection of fraud and other irregularities.
The Group financial statements for the year ended
31 December 2024, comprising principal statements and
supporting notes, are set out in the ‘Financial statements’ on pages 182 to 268 of this report.
The responsibilities of the auditor in relation to the financial statements are set out in the Independent Auditor’s report on pages 178 to 181.
The financial statements for the year ended 31 December
2024 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the
corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the
preparation and dissemination of financial statements may
differ from legislation in other jurisdictions.
Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual
Report 2024 confirms that, to the best of his or her
knowledge:
–the Group financial statements, which have been prepared in accordance with the applicable set of accounting standards
and in conformity with the requirements of Companies Act
2006, give a true and fair view of the assets, liabilities,
financial position and profit of the Group;
–the strategic report and risk sections of the Annual Report, which represent the management report, include a fair
review of the development and performance of the business
and the position of the company and the Group taken as a
whole, together with a description of the principal risks and uncertainties that it faces; and
–the Annual Report and financial statement, taken as a whole, are fair, balanced and understandable and provide the
information necessary for shareholders to assess the
company’s position and performance, business model and
strategy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Directors’ statement of responsibilities continued
Disclosure of information to auditor
The Directors in office at the date of this Annual Report have each confirmed that:
–so far as he or she is aware, there is no relevant audit
information of which the company’s auditor is unaware; and
–he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any
relevant audit information and to establish that the company’s auditor is aware of that information.
This confirmation is given and should be interpreted in
accordance with the provisions of section 418 of the
Companies Act 2006.
Going concern basis
Pages 76 to 102 and pages 62 to 70 contain information on
the performance of the Group, its financial position, cash flows, net debt position, borrowing facilities and climate-related risks.
Further information, including Treasury risk management
policies, exposures to market and credit risk and hedging
activities, is given in Note 44, 'Financial instruments, and related disclosures' to the financial statements. Having
assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Internal control
The Board, through the Audit & Risk Committee, has reviewed
the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the
system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors. Further detail on the review of
internal controls is set out in the Governance report on page
130.
The 2018 UK Corporate Governance Code
The Board considers that GSK plc applies the principles and
complies with the provisions of the UK Corporate Governance
Code maintained by the Financial Reporting Council, as
described in the Corporate Governance section including
Remuneration on pages 103 to 174. The Board further
considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information
necessary for shareholders to assess the Group’s position and performance, business model and strategy.
As required by the Financial Conduct Authority’s Listing Rules, the auditor has considered the Directors’ statement of
compliance in relation to those points of the UK Corporate
Governance Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31 December 2024,
comprising the Report of the Directors, the Remuneration
report, the Financial statements and Additional information for investors, has been approved by the Board of Directors and
signed on its behalf by
Sir Jonathan Symonds
Chair
25 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm

Report on the audit of the financial statements
To the shareholders and the Board of Directors of GSK plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance
sheets of GSK plc and subsidiaries (the “Group”) as at 31
December 2024 and 2023, the related consolidated income
statements, statements of comprehensive income, statements
of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2024, and the
related notes, included on pages 182 to 268 (collectively
referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2024 and
2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with IFRS Accounting Standards as issued by the
International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the Group’s internal control over financial reporting as at 31 December 2024, based on criteria established in
Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway
Commission and our report dated 3 March 2025, expressed an
unqualified opinion on the Group’s internal control over financial reporting.
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
Refer to Notes 3 and 33 to the financial statements
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
Upon completion, the Group recognised a contingent
consideration liability for the fair value of the expected future payments to be made to Shionogi. As at 31 December 2024 the
liability was valued at £6,061 million.
We identified the ViiV CCL as a critical audit matter because of the significant estimates and assumptions relating to the sales forecasts used in valuing the ViiV CCL and the sensitivity of the valuation to these inputs. The most significant of these relate to sales forecasts in the United States (US) on certain products in the treatment and prevention portfolio. Such forecasts are
based on an assessment of the expected launch dates for
pipeline assets, the ability to shift market practice and
prescriber behaviour towards long-acting injectable treatments and 2-drug regimens, the size of the long-acting prevention
market and subsequent sales volumes. There is incremental
challenge in forecasting sales associated with recently
launched products due to the lack of historical actual data. The sales forecasts also required significant audit effort to perform appropriate audit procedures to challenge and evaluate the
reasonableness of those forecasts.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, related primarily to the sales forecasts:
–Tested the controls over the key inputs and assumptions
used in the valuation of the contingent consideration liability, including review controls over the sales forecasts of the
treatment product portfolio used to value the ViiV CCL;
–Obtained the Group’s assessment of the key inputs and
assumptions used in the sales forecasts and evaluated the
reasonableness of these, including through enquiries of key
individuals from the senior leadership team, commercial
strategy team and key personnel involved in the budgeting
and forecasting process, and inspection of supporting
evidence;
–Evaluated the US volume assumptions made by the Group to
estimate sales forecasts. This involved benchmarking
forecast market share data against external data, such as
total prescription volumes and new patient prescription
volumes, in order to assess for any sources of contradictory evidence;

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm Report on the audit of the financial statements continued
–Evaluated the reasonableness of US pricing assumptions by
the Group, by comparing the forecasted Returns and
Rebates rate by product against the current rate, and
assessing the forecasted Returns and Rebates against
comparable products and expected changes in payer policy;
–Considered the results of clinical studies undertaken in the year by the Group and key competitors in order to assess
whether these are corroborative or contradictory to
assumptions used in the product portfolio sales forecasts in the US;
–Benchmarked the Group’s sales forecasts against those
included in reports from 18 analysts and considered sales
forecasts on both a total ViiV basis and an individual product basis, assessing against identified contradictory data; and
–Together with our valuations specialists, assessed the
reasonableness of the overall valuation methodology,
including testing the valuation model for mechanical
accuracy.
Valuation of US Returns and Rebates (RAR)
accruals
Accounts impacted: Turnover and Trade and other payables
Refer to Notes 3 and 29 to the financial statements
Critical Audit Matter Description
In the US, the Group sells to customers under various
commercial and government mandated contracts and
reimbursement arrangements that include rebates,
chargebacks and a right of return for certain pharmaceutical products. Returns and rebates provided to customers under
these arrangements are accounted for as variable
considerations, and recognised as a reduction to revenue in the form of gross-to-net sales adjustments. These adjustments are known as the Returns and Rebates (RAR) accruals and are a
source of significant estimation uncertainty which could have a material impact on reported revenue.
In the US Commercial Operations in 2024, £14,100 million of
RAR deductions were made to gross revenue of £30,484
million, resulting in net revenue of £16,384 million. The balance sheet accrual at 31 December 2024 for US Commercial
operations amounted to £5,235 million.
The four most significant buying group to which the RAR
accrual relates are Managed Care, Medicaid, Ryan White and
Medicare Part D.
The two main causes of significant estimation uncertainty are:
–The utilisation rate, which is the portion of total sales that will be made into each buying group, estimated in recording the
accruals. The utilisation assumption is the most challenging of the key assumptions used to derive the accrual given that it is influenced by historical trends, projected market
conditions and other factors outside the control of the Group;
and
–The time lag between the point of sale and the point at which exact rebate amounts are known to the Group upon receipt
of a claim. Those buying group with the longest time lag
result in a greater accrued period, and therefore, a greater level of estimation uncertainty in estimating the period-end accrual.
The level of estimation uncertainty is also impacted by
significant shifts in channel mix driven by changes in the
competitive landscape, including competitor and generic
product launches, changes in government legislation and other macroeconomic factors. As such, we focus on the utilisation
assumptions for those products where we deem the level of
estimation uncertainty to be the most significant.
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
–Tested the key controls over the estimation of RAR accruals including the controls associated with the forecasting of
utilisation rates process and the month-end accrual review
controls;
–Evaluated assumptions for a selection of utilisation rates, focusing on certain products where we concluded the accrual
is most sensitive to these assumptions. Our procedures
included comparison to historical utilisation rates,
consideration of historical accuracy and assessment of
projected market conditions such as the impact of
competition, new product launches, changes in government
legislation and macroeconomic factors are appropriately
reflected in the RAR accruals;
–Supplemented this with substantive analytical procedures by developing an independent expectation of the accrual
balance for each of the key segments, based on historical
claims received adjusted to reflect market changes in the
period third party information, on inventory held by
customers, and an assessment of the time lag between the
initial point of sale and the claim receipt. We then compared this independent expectation to those recorded to evaluate
the appropriateness of the year ending accrual position;
–Considered the historical accuracy of estimates and
evaluated whether forecast assumptions had been
appropriately updated in a selection of cases where the
actual rebate claims differed to the amount accrued;
–Evaluated the accuracy and completeness of period-end
adjustments to the liability made as part of the Group’s
ongoing review of the estimated accrual; and
–Performed audit procedures over the actual rebate payments
made in the year by agreeing to the relevant contract to
assess whether the rebate payments were in line with the
contractual terms.
Valuation of other intangible assets
Accounts impacted: Other intangible assets, Cost of sales,
Research and development, and Selling, general and
administration
Refer to Notes 3, 20 and 41 to the financial statements
Critical Audit Matter Description
As at 31 December 2024, the Group held £14,936 million of
other intangible assets (including licenses, patents, trademarks, and trade names, but excluding goodwill and computer
software). This includes £886 million of intangible assets
acquired as part of the acquisition of Aiolos Bio, Inc (Aiolos)
during the year.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm Report on the audit of the financial statements continued
Intangible assets which are in-development and not available for use should be tested at least annually for impairment
irrespective of whether an indication of impairment exists.
When the carrying amount of an individual intangible asset, or cash-generating unit to which an intangible asset belongs,
exceeds its recoverable amount, an impairment is recognised.
Recoverability of an intangible asset is derived from certain assumptions and estimates of future trading performance which create significant estimation uncertainty.
The underlying assumptions include forecast sales pricing,
volume, growth rates and probability of technical and regulatory success of ongoing clinical trials. This includes assumptions on timing of cash flows determined by anticipated launch year,
peak year sales, subsequent sales erosion due to generic
product competition and profit margin levels.
During 2024, impairment charges of £314 million were
recorded. These were primarily full impairments due to
cessation of research and development dictated by negative
clinical trial readouts or lack of commercial attractiveness.
We identified the valuation of other intangible assets as a
critical audit matter due to the inherent judgements involved in estimating future cash flows. Auditing such assumptions and
estimates required extensive audit effort to evaluate the
reasonableness of forecasts and management judgements.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, over the forecast sales pricing, volume, growth rates,
probability of technical and regulatory success, and profit
margin levels used in the assessment of the valuation of other intangible assets:
–Tested review controls over the key inputs and assumptions
used in the valuation of other intangible assets. The controls encompass review of the valuation models, which contain a
number of assumptions such as the probability of technical
and regulatory success, launch dates plus other revenue and
cost assumptions;
–Inquired with key individuals from the corporate development team, commercial forecasting leads, and key personnel
involved in the assets research and development process.
We used the outcome of these inquiries to evaluate the
Group’s evidence to support key assumptions such as
overall sales forecasts, peak year sales (including anticipated market share, volume and uptake alongside price points
where required), foreseeable competitive landscape, growth
rates, probability of regulatory and technical success and
margins;
–Evaluated the key inputs and assumptions applied in
estimating sales and profit margin forecasts, including
benchmarking of forecasts against external market data. This included independent market research of therapeutic area
price points, price growth rates, and anticipated competitor market landscape, currently and at the time of forecast
regulatory approval, plus assessment of any sources of
contradictory evidence;
–Compared the forecast sales and profit margin levels to the
Plan data (asset by asset internal forecasts) approved by the
GSK Leadership Team and the Board of Directors, where the
in-development intangible asset is forecast to launch within the next 3-year period;
–Assessed the historical accuracy of sales forecasts by
performing retrospective reviews across marketed assets
within the business;
–Engaged our fair valuation specialists to assess the
reasonableness of the valuation methodology applied as well
as performing mechanical accuracy checks; and
–Considered whether events or transactions that occurred
after the balance sheet date, but before the reporting date, affect the conclusions reached on the carrying values of the assets and associated disclosures.
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
At 31 December 2024, the Group has recorded provisions of
£636 million in respect of uncertain tax positions.
How the Critical Audit Matter Was Addressed in the Audit
With the support of our tax specialists, we assessed the
appropriateness of the uncertain tax provisions, focused on
those jurisdictions where the Group has the greatest potential exposure and where the highest level of judgement is required, by performing the following audit procedures amongst others:
–Tested key controls over preparation, review and reporting of judgmental tax balances and transactions, which include
provisions for uncertain tax provisions;
–Assessed the assumptions and judgements that are required
to determine the range of possible outcomes for recognition
and measurement of provisions for uncertain tax positions in compliance with the requirements of IFRIC 23 Uncertainty
over Income Tax Treatments;
–Involved our transfer pricing specialists to evaluate the
transfer pricing methodology of the Group and associated
approach to provision recognition and measurement; and
–Considered evidence such as the actual results from the
recent tax authority audits and enquiries, third-party tax
advice obtained by the Group and our tax specialists’ own
knowledge of market practice in relevant jurisdictions.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Report of Independent Registered Public Accounting Firm Report on the audit of the financial statements continued
Valuation of provisions and contingent
liabilities for significant legal proceedings
Accounts impacted: Contingent liabilities and Other operating expense
Refer to Notes 35 and 47 to the financial statements
Critical Audit Matter Description
The Group operates in an environment where it is subject to
significant legal and administrative proceedings, including
product liability, intellectual property, tax, anti-trust, consumer fraud and governmental regulations.
The Group is exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1,446
million at 31 December 2024 and the income statement charge
for the year is £2,039 million. Other matters are disclosed as contingent liabilities where the criteria for recognising a
provision under IAS 37 Provisions, Contingent Liabilities and
Contingent Assets are not met.
The most significant charges and provisions recorded in
respect of regulatory and litigation matters in the year relate to the Zantac product litigation matter, which is classified as a
Significant legal matter by the Group.
Significant judgement is required by the Group in assessing the following, as required by IAS 37 Provisions, Contingent
Liabilities and Contingent Assets, as to:
–Whether a present obligation exists and whether the
outcome will result in a probable outflow, particularly where the outcome of litigation is uncertain and subject to additional court proceedings;
–The determination of a reliable estimate of the amounts of
the obligation; and
–The nature and extent of any contingent liabilities and
underlying significant estimation uncertainties disclosed.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures, amongst others, to address the valuation of provisions and contingent liabilities for significant legal proceedings:
–Tested the Group’s controls over the valuation of provisions, the robustness of the provision against the requirements of
IAS 37, the appropriateness of judgements used to
determine a ‘best estimate’ and completeness and accuracy
of data used in the process;
–Evaluated the assessment of the provisions, associated
probabilities, and potential outcomes in accordance with IAS
37;
–Evaluated whether the methodology, data and significant
judgements and assumptions used in the valuation of the
provisions are appropriate in the context of the applicable
financial reporting framework;
–Inquired with and inspected correspondence from the
Group’s internal and external counsel to assess the litigation matters and evaluate the Group’s significant judgements and
assumptions;
–Read board minutes and settlement agreements to evaluate
management’s approach in respect of the litigation and
agreed the terms and conditions of such arrangements to the
payments made to evaluate the provisions already recorded
and whether there is a requirement for additional provisions;
–Evaluated external information, including analyst reports,
subject matter expert analysis and analogous litigation cases to understand the views and expectations of the external
market; and
–Evaluated whether the disclosures made in the financial
statements appropriately reflect the facts and critical
accounting judgements.
/s/ Deloitte LLP
London, United Kingdom
3 March 2025
The first accounting period we audited was 31 December 2018.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Consolidated income statement for the year ended 31 December 2024

	Notes	2024 £m	2023 £m	2022 £m
Turnover	6	31,376	30,328	29,324
Cost of sales		(9,048)	(8,565)	(9,554)
Gross profit		22,328	21,763	19,770
Selling, general and administration		(11,015)	(9,385)	(8,372)
Research and development		(6,401)	(6,223)	(5,488)
Royalty income		639	953	758
Other operating income/(expense)	7	(1,530)	(363)	(235)
Operating profit	8	4,021	6,745	6,433
Finance income	11	122	115	76
Finance expense	12	(669)	(792)	(879)
Share of after tax profit/(loss) of associates and joint ventures	13	(3)	(5)	(2)
Profit/(loss) on disposal of interests in associates and joint ventures		6	1	–
Profit before taxation		3,477	6,064	5,628
Taxation	14	(526)	(756)	(707)
Profit after taxation from continuing operations		2,951	5,308	4,921
Profit after taxation from discontinued operations and other gains/(losses) from the demerger		–	–	3,049
Re-measurement of discontinued operations distributed to shareholders on demerger		–	–	7,651
Profit after taxation from discontinued operations		–	–	10,700
Total profit after taxation for the year		2,951	5,308	15,621
Profit attributable to non-controlling interests from continuing operations		376	380	460
Profit attributable to shareholders from continuing operations		2,575	4,928	4,461
Profit attributable to non-controlling interests from discontinued operations		–	–	205
Profit attributable to shareholders from discontinued operations		–	–	10,495
		2,951	5,308	15,621
Total profit attributable to non-controlling interests		376	380	665
Total profit attributable to shareholders		2,575	4,928	14,956
		2,951	5,308	15,621
Basic earnings per share (pence) from continuing operations	15	63.2	121.6	110.8
Basic earnings per share (pence) from discontinued operations		–	–	260.6
Total basic earnings per share (pence)		63.2	121.6	371.4
Diluted earnings per share (pence) from continued operations	15	62.2	119.9	109.2
Diluted earnings per share (pence) from discontinued operations		–	–	257.0
Total diluted earnings per share (pence)		62.2	119.9	366.2
Consolidated statement of comprehensive income
for the year ended 31 December 2024

	Notes	2024 £m	2023 £m	2022 £m
Total profit for the year		2,951	5,308	15,621
Other comprehensive income/(expense) for the year
Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	38	(392)	(22)	113
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	38	(87)	(34)	2
Fair value movements on cash flow hedges		–	(1)	(18)
Deferred tax on fair value movements on cash flow hedges		1	1	9
Cost of hedging		(4)	–	–
Reclassification of cash flow hedges to income statement		4	4	14
		(478)	(52)	120
Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	38	(4)	(25)	(28)
Fair value movements on equity investments		(100)	(244)	(754)
Tax on fair value movements on equity investments		17	14	56
Fair value movements on cash flow hedges		8	(40)	(6)
Remeasurement gains/(losses) on defined benefit plans		506	71	(786)
Tax on remeasurement losses/(gains) on defined benefit plans		(122)	(41)	211
		305	(265)	(1,307)
Other comprehensive income /(expense) for the year from continuing operations	38	(173)	(317)	(1,187)
Other comprehensive income for the year from discontinued operations		–	–	356
Total comprehensive income for the year		2,778	4,991	14,790
Total comprehensive income for the year attributable to:
Shareholders		2,406	4,636	14,153
Non-controlling interests		372	355	637
Total comprehensive income for the year		2,778	4,991	14,790

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Consolidated balance sheet for the year ended 31 December 2024

	Notes	2024 £m	2023 £m
Assets
Non-current assets
Property, plant and equipment	17	9,227	9,020
Right of use assets	18	846	937
Goodwill	19	6,982	6,811
Other intangible assets	20	15,515	14,768
Investments in associates and joint ventures	21	96	55
Other investments	23	1,100	1,137
Deferred tax assets	14	6,757	6,049
Derivative financial instruments	44	1	–
Other non-current assets	24	1,942	1,584
Total non-current assets		42,466	40,361

Current assets
Inventories	25	5,669	5,498
Current tax recoverable	14	489	373
Trade and other receivables	26	6,836	7,385
Derivative financial instruments	44	109	130
Current equity investments	22	–	2,204
Liquid investments	30	21	42
Cash and cash equivalents	27	3,870	2,936
Assets held for sale	28	3	76
Total current assets		16,997	18,644
Total assets		59,463	59,005

Liabilities
Current liabilities
Short-term borrowings	30	(2,349)	(2,813)
Contingent consideration liabilities	33	(1,172)	(1,053)
Trade and other payables	29	(15,335)	(15,844)
Derivative financial instruments	44	(192)	(114)
Current tax payable	14	(703)	(500)
Short-term provisions	32	(1,946)	(744)
Total current liabilities		(21,697)	(21,068)

Non-current liabilities
Long-term borrowings	30	(14,637)	(15,205)
Corporation tax payable	14	–	(75)
Deferred tax liabilities	14	(382)	(311)
Pensions and other post-employment benefits	31	(1,864)	(2,340)
Other provisions	32	(589)	(495)
Contingent consideration liabilities	33	(6,108)	(5,609)
Other non-current liabilities	34	(1,100)	(1,107)
Total non-current liabilities		(24,680)	(25,142)
Total liabilities		(46,377)	(46,210)
Net assets		13,086	12,795

Equity
Share capital	37	1,348	1,348
Share premium account	37	3,473	3,451
Retained earnings	38	7,796	7,239
Other reserves	38	1,054	1,309
Shareholders’ equity		13,671	13,347
Non-controlling interests		(585)	(552)
Total equity		13,086	12,795
The financial statements on pages 182 to 268 were approved by the Board on 25 February 2025 and signed on its behalf by
Sir Jonathan Symonds
Chair

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Consolidated statement of changes in equity for the year ended 31 December 2024

	Shareholders’ equity
	Share capital £m	Share premium £m	Retained earnings £m	Other reserves* £m	Total £m	Non-controlling interests £m	Total equity £m
At 31 December 2021	1,347	3,301	7,944	2,463	15,055	6,287	21,342
Profit for the year	–	–	14,956	–	14,956	665	15,621
Other comprehensive income/(expense) for the year	–	–	(89)	(714)	(803)	(28)	(831)
Total comprehensive income/(expense) for the year	–	–	14,867	(714)	14,153	637	14,790
Distributions to non-controlling interests	–	–	–	–	–	(1,409)	(1,409)
Non-cash distribution to non-controlling interests	–	–	–	–	–	(2,960)	(2,960)
Contributions from non-controlling interests	–	–	–	–	–	8	8
Changes to non-controlling interests	–	–	–	–	–	(20)	(20)
Deconsolidation of former subsidiaries	–	–	–	–	–	(3,045)	(3,045)
Dividends to shareholders	–	–	(3,467)	–	(3,467)	–	(3,467)
Non-cash dividend to shareholders	–	–	(15,526)	–	(15,526)	–	(15,526)
Realised after tax profit/(losses) on disposal or liquidation of equity investments	–	–	14	(14)	–	–	–
Share of associates and joint ventures realised profits/(losses) on disposal of equity investments	–	–	7	(7)	–	–	–
Shares issued	–	25	–	–	25	–	25
Write-down of shares held by ESOP Trusts	–	–	(911)	911	–	–	–
Shares acquired by ESOP Trusts	–	114	1,086	(1,200)	–	–	–
Share-based incentive plans	–	–	357	–	357	–	357
Tax on share-based incentive plans	–	–	(8)	–	(8)	–	(8)
Hedging gain after taxation transferred to non-financial assets	–	–	–	9	9	–	9
At 31 December 2022	1,347	3,440	4,363	1,448	10,598	(502)	10,096
Profit for the year	–	–	4,928	–	4,928	380	5,308
Other comprehensive income/(expense) for the year	–	–	(45)	(247)	(292)	(25)	(317)
Total comprehensive income/(expense) for the year	–	–	4,883	(247)	4,636	355	4,991
Distributions to non-controlling interests	–	–	–	–	–	(412)	(412)
Contributions from non-controlling interests	–	–	–	–	–	7	7
Dividends to shareholders	–	–	(2,247)	–	(2,247)	–	(2,247)
Realised after tax profit/(losses) on disposal or liquidation of equity investments	–	–	(26)	26	–	–	–
Share of associates and joint ventures realised profits/(losses) on disposal of equity investments	–	–	(7)	7	–	–	–
Shares issued	1	9	–	–	10	–	10
Write-down of shares held by ESOP Trusts	–	–	(324)	324	–	–	–
Shares acquired by ESOP Trusts	–	2	283	(285)	–	–	–
Share-based incentive plans	–	–	307	–	307	–	307
Hedging gain after taxation transferred to non-financial assets	–	–	–	36	36	–	36
Tax on share-based incentive plans	–	–	7	–	7	–	7
At 31 December 2023	1,348	3,451	7,239	1,309	13,347	(552)	12,795
Profit for the year	–	–	2,575	–	2,575	376	2,951
Other comprehensive income/(expense) for the year	–	–	(83)	(86)	(169)	(4)	(173)
Total comprehensive income/(expense) for the year	–	–	2,492	(86)	2,406	372	2,778
Distributions to non-controlling interests	–	–	–	–	–	(416)	(416)
Contributions from non-controlling interests	–	–	–	–	–	9	9
Changes to non-controlling interests	–	–	–	–	–	4	4
Dividends to shareholders	–	–	(2,444)	–	(2,444)	–	(2,444)
Deconsolidation of former subsidiary	–	–	–	–	–	(2)	(2)
Realised after tax profit/(losses) on disposal or liquidation of equity investments	–	–	14	(14)	–	–	–
Share of associates and joint ventures realised profits/(losses) on disposal of equity investments	–	–	52	(52)	–	–	–
Shares issued	–	20	–	–	20	–	20
Write-down of shares held by ESOP Trusts	–	–	(362)	362	–	–	–
Shares acquired by ESOP Trusts	–	2	457	(459)	–	–	–
Share-based incentive plans	–	–	344	–	344	–	344
Hedging gain/(loss) after taxation transferred to non-financial assets	–	–	–	(6)	(6)	–	(6)
Tax on share-based incentive plans	–	–	4	–	4	–	4
At 31 December 2024	1,348	3,473	7,796	1,054	13,671	(585)	13,086
*An analysis of Other reserves is presented as part of Note 38, ‘Movements in equity’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Consolidated cash flow statement for the year ended 31 December 2024

	Notes	2024 £m	2023 £m	2022 £m
Cash flow from operating activities
Profit after taxation from continuing operations for the year		2,951	5,308	4,921
Adjustments reconciling profit after tax to operating cash flows	42	4,910	2,788	3,023
Cash generated from operations attributable to continuing operations		7,861	8,096	7,944
Taxation paid		(1,307)	(1,328)	(1,310)
Net cash inflow/(outflow) from continuing operating activities		6,554	6,768	6,634
Cash generated from operations attributable to discontinued operations		–	–	932
Taxation paid from discontinued operations		–	–	(163)
Net operating cash flows attributable to discontinued operations		–	–	769
Total net cash inflow/(outflow) from operating activities		6,554	6,768	7,403

Cash flow from investing activities
Purchase of property, plant and equipment		(1,399)	(1,314)	(1,143)
Proceeds from sale of property, plant and equipment		65	28	146
Purchase of intangible assets		(1,583)	(1,030)	(1,115)
Proceeds from sale of intangible assets		131	12	196
Purchase of equity investments		(103)	(123)	(143)
(Increase)/decrease in liquid investments		21	72	1
Purchase of businesses, net of cash acquired	41	(805)	(1,457)	(3,108)
Proceeds from sale of equity investments		2,356	1,832	238
Share transactions with non-controlling interests		(1)	–	–
Contingent consideration paid		(19)	(11)	(79)
Disposal of businesses	41	(18)	49	(43)
Investments in joint ventures and associates		(43)	–	(1)
Proceeds from disposal of associates and joint ventures		–	1	–
Interest received		138	115	64
Dividend and distributions from investments		16	220	–
Dividends from joint ventures and associates		15	11	6
Net cash inflow/(outflow) from continuing investing activities		(1,229)	(1,595)	(4,981)
Net investing cash flows attributable to discontinued operations		–	–	(3,791)
Total net cash inflow/(outflow) from investing activities		(1,229)	(1,595)	(8,772)

Cash flow from financing activities
Issue of share capital	37	20	10	25
Repayment of long-term loans (1)		(1,615)	(2,260)	(6,668)
Issue of long-term notes		1,075	223	1,025
Net increase/(decrease) in short-term loans		(811)	(333)	1,021
Increase in other short-term loans (1)		266	–	–
Repayment of other short-term loans (1)		(81)	–	–
Repayment of lease liabilities		(226)	(197)	(202)
Interest paid		(632)	(766)	(848)
Dividends paid to shareholders		(2,444)	(2,247)	(3,467)
Distributions to non-controlling interests		(416)	(412)	(521)
Contributions from non-controlling interests		9	7	8
Other financing items		129	334	376
Net cash inflow/(outflow) from continuing financing activities		(4,726)	(5,641)	(9,251)
Net financing cash flows attributable to discontinued operations		–	–	10,074
Total net cash inflow/(outflow) from financing activities		(4,726)	(5,641)	823
Increase/(decrease) in cash and bank overdrafts	43	599	(468)	(546)

Cash and bank overdrafts at the beginning of year		2,858	3,425	3,819
Exchange adjustments		(54)	(99)	152
Increase/(decrease) in cash and bank overdrafts in the year		599	(468)	(546)
Cash and bank overdrafts at the end of year		3,403	2,858	3,425

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		3,870	2,936	3,723
Overdrafts		(467)	(78)	(298)
		3,403	2,858	3,425

(1)	In 2024, there was a change in the presentation of cash flows from long-term and other short-term loans. For further information see Note 43 'Reconciliation of net cash flow to movement in net debt'.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements

1. Presentation of the financial statements
Description of business
GSK is a global biopharma group which prevents and treats
disease with specialty medicines, vaccines and general
medicines. GSK focuses on the science of the immune system
and advanced technologies, investing in four core therapeutic areas: respiratory, immunology and inflammation; oncology;
HIV; and infectious diseases.
Compliance with applicable law and IFRS
The consolidated financial statements have been prepared in
accordance with UK-adopted international accounting
standards in conformity with the requirements of the
Companies Act 2006 and the International Financial Reporting
Standards as issued by the IASB ("IFRS Accounting
Standards").
Composition of the consolidated financial
statements
The consolidated financial statements are for the Group
consisting of GSK plc and its subsidiaries. The consolidated financial statements are drawn up in Sterling, the functional currency of GSK plc, and in accordance with the presentation requirements of IFRS Accounting Standards. The consolidated
financial statements comprise:
–Consolidated income statement
–Consolidated statement of comprehensive income
–Consolidated balance sheet
–Consolidated statement of changes in equity
–Consolidated cash flow statement
–Notes to the financial statements.
Composition of the Group
A list of the subsidiaries and associates which, in the opinion of the Directors, principally affected the amount of profit or net assets of the Group is given in Note 46, ‘Principal Group
companies’.
Financial period
These consolidated financial statements cover the financial
year from 1 January to 31 December 2024, with comparative
figures for the financial years from 1 January to 31 December
2023 and, where appropriate, from 1 January to 31 December
2022.
Accounting principles and policies
The Directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, the financial statements have
been prepared on a going concern basis and using the
historical cost convention modified by the revaluation of certain items, as stated in the accounting policies.
The consolidated financial statements have been prepared in
accordance with the Group’s accounting policies approved by
the Board as described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in
Note 3, ‘Critical accounting judgements and key sources of
estimation uncertainty’.
The preparation of the consolidated financial statements in
conformity with generally accepted accounting principles
requires management to make estimates and assumptions that
affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.
In preparing the consolidated financial statements, the Group has evaluated the potential effects of both physical and
transitional climate change risks, along with planned mitigation efforts, on the valuation of assets and liabilities; with
consideration of the risks outlined in the Task Force on Climate-
related Financial Disclosures (TCFD).
As of 31 December 2024, the Group has determined that
climate-related risks do not have a material impact on the
significant judgements and estimates and, as a result, the
valuation of the assets or liabilities have not been impacted.
The Group has reviewed the recoverable values of key assets
impacted such as property, plant, and equipment, inventories, goodwill, and intangible assets given their potential exposure to climate-related risks, as well as the Group’s planned transition efforts.
Among the risks identified is the impact on metered dose
inhalers (MDI). The Group is mitigating this risk by transitioning to a lower-carbon propellant. This transition is not anticipated to materially affect the recoverable amounts, or estimated useful lives, of related property, plant, and equipment. Additional information can be found in Note 17 'Property, plant, and
equipment'.
While the Group does not foresee any significant medium-term impact at present, it remains aware of the evolving nature of climate-related risks. The Group continues to evaluate the
implications on judgements and estimates, as well as on any
potential effects on the preparation of the consolidated financial statements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

2. Accounting principles and policies
Consolidation
The consolidated financial statements include:
–the assets and liabilities, and the results and cash flows, of the Company and its subsidiaries, including ESOP Trusts;
–the Group’s share of the results and net assets of associates and joint ventures; and
–the Group’s share of assets, liabilities, revenue and
expenses of joint operations.
The financial statements of entities consolidated are made up to 31 December each year.
Entities over which the Group has control are accounted for as subsidiaries and consolidated in the Group financial
statements. Control is achieved when an entity in the Group:
–has power over the investee;
–is exposed, or has rights, to variable returns from its
involvement with the investee; and
–has the ability to use its power to affect its returns.
This is generally through control over the financial and
operating policies of the subsidiary.
Where the Group has the ability to exercise joint control over, and rights to, the net assets of entities, the entities are
accounted for as joint ventures. Where the Group has the
ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise
significant influence over entities, they are accounted for as associates. The results, assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The assets, liabilities, revenue and expenses of joint operations are
included in the consolidated financial statements in accordance with the Group’s rights and obligations. Interests acquired in entities are consolidated from the date the Group acquires
control and interests sold are de-consolidated from the date control ceases.
Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the
products are sold to third parties. Transactions with non-
controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.
Business combinations
Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration.
The fair value of contingent consideration liabilities is
reassessed at each balance sheet date with changes
recognised in the income statement. Payments of contingent
consideration reduce the balance sheet liability and as a result are not recorded in the income statement.
The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.
Where fair value of the consideration transferred, together with the non-controlling interest, exceeds the fair value of the
assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.
Goodwill is capitalised as a separate item in the case of
subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.
Where fair value of the consideration transferred is below the
Group’s interest in the net assets acquired, the difference is recognised directly in the income statement.
Where not all of the equity of a subsidiary is acquired the non-
controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the
subsidiary, on a case-by-case basis. Changes in the Group’s
ownership percentage of subsidiaries are accounted for within equity.
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
Exchange adjustments arising when the opening net assets
and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency
borrowings which hedge the Group’s net investment in these
operations, are taken to a separate component of equity within retained earnings.
When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint
ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect
current price levels. Any gain or loss on net monetary position is charged to the consolidated income statement.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
2. Accounting principles and policies continued
Revenue
Turnover
The Group receives revenue for supply of goods to external
customers against orders received. The majority of contracts that GSK enters into relate to sales orders containing single performance obligations for the delivery of pharmaceutical and vaccine products. The average duration of a sales order is less than 12 months so there is no significant element of financing.
Revenue from the product sales is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but
generally occurs on delivery to the customer.
Revenue from the product sales represents net invoice value
including fixed and variable consideration. Variable
consideration arises on the sale of goods as a result of
discounts and allowances given and accruals for estimated
future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The
methodology and assumptions used to estimate rebates and
returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past
experience and projected market conditions. Estimates
associated with returns and rebates are revisited at each
reporting date or when they are resolved and revenue is
adjusted accordingly. Please refer to Note 3, 'Critical
accounting judgements and key sources of estimation
uncertainty' for the details on rebates, discounts and
allowances.
The Group has entered into collaboration agreements, typically with other pharmaceutical or biotechnology companies to
develop, produce and market medicines and vaccines that do
not qualify as joint arrangements. When GSK has control over the commercialisation activities, the Group recognises turnover and cost of sales on a gross basis. Profit sharing amounts and royalties due to the counterparty are recorded within cost of sales. Cost of sales includes cost of £7 million (2023: net
recoveries of cost of £45 million; 2022: cost of £1,635 million)
from profit sharing arrangements and royalties due to the
counterparty. When the counterparty controls the
commercialisation activities and records the sale, the Group is not the principal in the customer contract and instead records its share of gross profit as co-promotion income, on a net basis, within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Commercial
Operations turnover includes co-promotion revenue of
£1 million (2023: £1 million; 2022: £3 million). Reimbursements to and from the counterparty under collaboration agreements
for ‘selling, general and administration’ and ‘research and
development’ costs are recorded net in the respective lines in the income statement.
Other operating income and royalty income
GSK enters into development and marketing collaborations and out-licences of the Group’s compounds or products to other
parties. These contracts give rise to fixed and variable
consideration from upfront payments, development milestones, sales-based milestones and royalties.
Income dependent on the achievement of a development
milestone is recognised when it is highly probable that a
significant reversal in the amount of cumulative revenue
recognised will not occur, which is usually when the related event occurs. Sales-based milestone income is recognised
when it is highly probable that the sales threshold will be
reached.
Sales-based royalties on a licence of intellectual property are not recognised until the relevant product sale occurs.
For all revenue, if the time between the recognition of revenue and payment from the customer is expected to be more than
one year and the impact is material, the amount of
consideration is discounted using appropriate discount rates.
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
Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administration expenditure.
Restructuring costs are recognised and provided for, where
appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those
affected has been undertaken.
Software as a service (SaaS) configuration costs are expensed as they are incurred where the software being configured is
controlled by the SaaS provider.
Research and development
Research and development expenditure is charged to the
income statement in the period in which it is incurred.
Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered
highly probable. Property, plant and equipment used for
research and development is capitalised and depreciated in
accordance with the Group’s policy.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
2. Accounting principles and policies continued
Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of
resources is considered probable and a reliable estimate can be made of the likely outcome. In respect of product liability claims related to certain products, provision is made when
there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the
provision required to cover asserted and unasserted claims.
In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. In addition,
provision is made for legal or other expenses arising from
claims received or other disputes.
The Group may become involved in legal proceedings, in
respect of which it is not possible to meaningfully assess
whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability. In these cases, appropriate disclosure about such cases is included but no
provision is made.
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
Pension obligations are measured as the present value of
estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.
The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread
over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.
The service cost of providing retirement benefits to employees during the year, together with the cost of any curtailment, is charged to operating profit in the year.
Actuarial gains and losses and the effect of changes in
actuarial assumptions are recognised in the statement of
comprehensive income in the year in which they arise.
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
The Group provides finance to ESOP Trusts to purchase
company shares to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement.
Shares held by the ESOP Trusts are deducted from other
reserves. A transfer is made between other reserves and
retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.
Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the cost of purchase or construction, less accumulated depreciation and
accumulated impairment. Financing costs are capitalised within the cost of qualifying assets in construction.
Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land and assets under
construction, using the straight-line basis over the expected useful life. Residual values and expected useful lives are
reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years
On disposal of PP&E, the cost and related accumulated
depreciation and impairments are removed from the financial
statements and the net amount, less any proceeds, is taken to the income statement.
Leases
The Group recognises right of use assets under lease
arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or
less) and leases of low value assets. Rights to use assets
owned by third parties under lease agreements are capitalised at the inception of the lease and recognised on the balance
sheet. Right of use assets are initially measured at the amount of the corresponding lease liability plus lease payments made at or before the commencement day, initial incremental direct costs, asset retirement obligations and less any lease
incentives received. They are subsequently measured at cost
less accumulated depreciation and impairment losses.
The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The
lease liability is initially measured at the discounted present value of the lease payments that are not paid at the
commencement date. The carrying amount of the lease liability is subsequently increased to reflect interest on the liability and reduced by lease payments made.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
2. Accounting principles and policies continued
For calculating the discounted lease liability on leases with annual payments of £2 million or more, or a non-cancellable
term of more than 10 years, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is
available, and for leases with annual payments of less than £2 million, or a non-cancellable term of 10 years or less, the
incremental borrowing rate is used. The incremental borrowing rate is the rate of interest at which GSK would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.
Finance costs are charged to the income statement so as to
produce a constant periodic rate of charge on the remaining
balance of the obligations for each accounting period.
Variable rents which are not linked to an index or a rate are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred.
Lease rental costs for short-term and low-value leases which are not capitalised are also charged to the income statement as incurred.
Non-lease components are accounted for separately from the
lease components in plant and equipment leases. For land and buildings or vehicle leases the lease and non-lease
components are accounted for together in the lease when the
non-lease components can be reliably determined in advance
and are charged directly by the lessor.
If modifications or reassessments of lease obligations occur, the lease liability and right of use asset are remeasured.
Right of use assets where title is expected to pass to GSK at a point in the future are depreciated on a basis consistent with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.
Goodwill
Goodwill is stated at cost less accumulated impairments.
Goodwill is deemed to have an indefinite useful life and is
tested for impairment at least annually.
Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the
consideration paid, this excess is recognised immediately as a gain in the income statement.
Other intangible assets
Intangible assets have a finite life and are stated at cost less accumulated amortisation and accumulated impairments.
Licences, patents, know-how and marketing rights separately
acquired or acquired as part of a business combination are
amortised over their estimated useful lives, generally not
exceeding 30 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for
determining the amortisation charge take into account patent lives (exclusivity period), where applicable, as well as the value obtained from periods of non-exclusivity. For Pharmaceutical intangible assets, depending on the characteristics, competitive environment and estimated long-term profits of the asset,
between 80% to 90% of the book value is amortised over the
exclusivity period on a straight-line basis and the remaining book value is amortised over a non-exclusivity period of 5-15 years on a straight-line basis. For Vaccines intangible assets, cost is usually amortised over the patent period plus 10 years, or 30 years if no patent is granted, on a straight-line basis.
Asset lives are reviewed, and where appropriate adjusted,
annually.
Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development
costs incurred by the Group subsequent to the acquisition of licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major
market and approval is considered highly probable.
Acquired in process R&D and marketed products are valued
independently as part of the fair value of businesses acquired from third parties where they have a value which is substantial and long term and where the assets either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired.
The costs of acquiring and developing computer software for
internal use are capitalised as other intangible assets where the software supports a significant business system and the
expenditure leads to the creation of a durable asset controlled by the Group. ERP systems software is amortised over 7-10
years and other computer software over 2-5 years using the
straight-line basis.
The Group capitalises certain implementation costs related to cloud computing arrangements when it has control over the
underlying software.
Impairment of non-current assets
The carrying amounts of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts
and only to the extent that the revised recoverable amounts do not exceed the carrying amounts that would have existed, net of depreciation or amortisation, had no impairments been
recognised.
Investments in associates, joint ventures and
joint operations
Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition
retained profits or losses and other comprehensive income
together with any goodwill arising on the acquisition. The Group recognises the assets, liabilities, revenue and expenses of joint operations in accordance with its rights and obligations.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
2. Accounting principles and policies continued
Inventories
Inventories are included in the consolidated financial
statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads)
and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product.
Before that point a provision is made against the carrying
amount to reduce it to its net realisable value; the provision is then reversed at the point when a high probability of regulatory approval is determined.
Financial instruments
Financial assets
Financial assets are measured at amortised cost, fair value
through other comprehensive income (FVTOCI) or fair value
through profit or loss (FVTPL). The measurement basis is
determined by reference to both the business model for
managing the financial asset and the contractual cash flow
characteristics of the financial asset. For financial assets other than trade receivables a 12-month expected credit loss (ECL)
allowance is recorded on initial recognition. If there is
subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime
ECL. If there is no realistic prospect of recovery, the asset is written off.
Expected credit losses are recognised in the income statement on financial assets measured at amortised cost and at fair
value through other comprehensive income apart from equity
investments.
Current equity investments
Current equity investments comprise equity investments which the Group holds with the intention to sell and which it may sell in the short term. Where acquired with this intention, they are measured at FVTPL. They are initially recorded at fair value and then remeasured at subsequent reporting dates to fair
value. Unrealised gains and losses are recognised in the
income statement. Dividend income is recognised in the
income statement when the Group’s right to receive payment is established. Purchases and sales of current equity investments are accounted for on the trade date.
Other investments
Other investments comprise equity investments and
investments in limited life funds. The Group has elected to
designate the majority of its equity investments as measured at
FVTOCI. They are initially recorded at fair value plus
transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in other comprehensive income. On disposal of the equity
investment, gains and losses that have been deferred in other comprehensive income are transferred directly to retained
earnings.
Investments in limited life funds are measured at FVTPL. They are initially recorded at fair value and then remeasured at
subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement.
Dividends on equity investments and distributions from funds are recognised in the income statement when the Group’s right to receive payment is established.
Purchases and sales of Other investments are accounted for
on the trade date.
Trade receivables
Trade receivables are measured in accordance with the
business model under which each portfolio of trade receivables is held. The Group has portfolios in each of the three business models under IFRS 9: to collect the contractual cash flows
where there is no factoring agreement in place (measured at
amortised cost); to sell the contractual cash flows where the trade receivables will be sold under a factoring agreement
(measured at FVTPL); and both to collect and to sell the
contractual cash flows where the trade receivables may be sold under a factoring arrangement (measured at FVTOCI). Trade
receivables measured at amortised cost are carried at the
original invoice amount less allowances for expected credit
losses.
Expected credit losses are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision
matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies
depending on whether, and the extent to which, settlement of the trade receivables is overdue and it is also adjusted as
appropriate to reflect current economic conditions and
estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business unit and the location and type of customer.
When a trade receivable is determined to have no reasonable
expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the
income statement.
Subsequent recoveries of amounts previously provided for or
written off are credited to the income statement. Long-term
receivables are discounted where the effect is material.
Cash and cash equivalents
Cash comprises cash in hand and on-demand deposits at
bank.
Cash equivalents include cash in transit, deposits made with banks or financial institutions with a maturity of three months or less from the date of acquisition and are measured at
amortised cost. Investments in money market funds are held at fair value through profit or loss because the funds fail the solely payments of principal and interest on principal outstanding
(SPPI) test.
Borrowings
All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the
proceeds, net of transaction costs, and the amount due on
redemption being recognised as a charge to the income
statement over the period of the relevant borrowing.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
2. Accounting principles and policies continued
Derivative financial instruments
Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by
GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not
hold or issue derivative financial instruments for trading or speculative purposes.
Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from
the host contract, are measured at fair value. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income
statement.
Hedge accounting
Derivatives designated as the hedging instruments are
classified at inception of the hedge relationship as cash flow hedges, net investment hedges or fair value hedges.
Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the
extent that the hedges are effective and accumulated in the
cash flow hedge reserve. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in the cash flow hedge reserve are reclassified to the income statement when
the hedged item affects profit or loss, or if the hedged forecast transaction is to purchase a non-financial asset, the amount deferred in the cash flow hedge reserve is transferred directly from equity and included in the carrying amount of the
recognised non-financial asset.
Net investment hedges are accounted for in a similar way to
cash flow hedges which are reclassified to the income
statement when the hedged item affects profit or loss.
Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.
Taxation
Current tax is provided at the amounts expected to be paid,
applying tax rates that have been enacted or substantively
enacted by the balance sheet date. The tax charge for the
period is recognised in the consolidated income statement, the consolidated statement of comprehensive income or directly in equity, according to the accounting treatment of the related transaction.
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be
utilised. Deferred tax is provided on temporary differences
arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the
temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet
date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Company and its
subsidiaries intend to settle their current tax assets and
liabilities on a net basis.
Deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of
goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination)
that affects neither the accounting nor the taxable profit or loss.
The exception to this is situations where there are equal
taxable and deductible temporary differences arising from the same transaction. Unrecognised deferred tax assets are
reassessed at each reporting date and are recognised to the
extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be,
assuming the relevant tax authority has full knowledge of the situation. Where it is assessed that an economic outflow is
probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability GSK applies a risk-
based approach which takes into account, as appropriate, the probability that the Group would be able to obtain
compensatory adjustments under international tax treaties.
These estimates take into account the specific circumstances of each dispute and relevant external advice.
Restructuring
Costs of restructuring arise from restructuring programmes that are planned and controlled by the Group. A provision for
restructuring is recognised when there is a detailed formal plan in place, and management has created a valid expectation by
separately announcing the main features of the plan to those affected by it, or has started implementation.
Discounting
Where the time value of money is material, balances are
discounted to current values using appropriate discount rates.
The unwinding of the discounts is recorded in finance income and finance expense.
Assets and liabilities held for sale or
distribution and discontinued operations
Non-current assets or disposal groups are classified as held for sale or distribution if their carrying amount will be recovered principally through sale or a distribution to shareholders rather than through continuing use, they are available for sale or
distribution in their present condition and the sale or distribution is considered highly probable. Assets held in Assets held for sale or distribution are measured at the lower of their carrying amount and fair value less costs to sell or distribute. Assets included in Assets held for sale or distribution are not
depreciated or amortised. Assets and liabilities classified as held for sale or distribution are presented in current assets and current liabilities separately from the other assets and liabilities in the balance sheet.
A discontinued operation is a component of the Group that has been disposed of, distributed or is classified as held for sale or distribution and that represents a separate major line of
business. The results of discontinued operations are presented separately in the consolidated income statement, the
consolidated statement of comprehensive income and the
consolidated statement of cash flows and comparatives are
restated on a consistent basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

3. Critical accounting judgements and key sources of estimation uncertainty
In preparing the financial statements, management is required to make judgements about when or how items should be
recognised in the financial statements and estimates and
assumptions that affect the amounts of assets, liabilities,
revenue and expenses reported in the financial statements.
Actual amounts and results could differ from those estimates.
The following are considered to be the critical accounting
judgements and key sources of estimation uncertainty.
Turnover
Reported Group turnover for 2024 was £31,376 million (2023:
£30,328 million).
Estimates
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
Sales of pharmaceutical and vaccine products in the US have
complex arrangements for rebates, discounts and allowances.
Turnover of Commercial Operations products in the US for
2024 of £16,384 million (2023: £15,820 million) was after
recording deductions of £14,100 million (2023: £16,539 million)
for rebates, allowances, returns and other discounts. At
31 December 2024, the total accrual amounted to £5,235
million (2023: £5,951 million). Due to the nature of these
accruals it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue
accruals.
As there can be significant variability in final outcomes, the
Group applies a constraint when measuring the variable
element within revenue, so that revenue is recognised at a
suitably cautious amount. The objective of the constraint is to ensure that it is highly probable that a significant reversal of revenue will not occur when the uncertainties are resolved. The constraint is applied by making suitably cautious estimates of the inputs and assumptions used in estimating the variable
consideration. Because the amounts are estimated they may
not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The constraints applied in recognising revenue mean that the risk of a material downward adjustment to revenue in the next financial year is low.
The level of accrual for rebates and returns is reviewed and adjusted regularly in the light of contractual and legal
obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using
wholesaler and other third-party analyses, market research
data and internally generated information. It is reasonably
possible that there could be a significant adjustment within the next 12 months to recognise additional revenue, if actual
outcomes are better than the cautious constrained estimates.
Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue
recognised will not occur. The amount of turnover recognised in the year from performance obligations satisfied in previous
periods is set out in Note 6, ‘Turnover and segment
information’, and is an indication of the level of sensitivity in the estimate.
Future events could cause the assumptions on which the
accruals are based to change, which could materially affect the future results of the Group.
Taxation
The tax charge for the year was £526 million (2023: £756
million). At 31 December 2024, current tax payable was £703
million (2023: £500 million), non-current corporation tax
payable was £nil million (2023: £75 million) and current tax recoverable was £489 million (2023: £373 million).
Judgement and estimates
The Group has open tax issues with a number of revenue
authorities. Management makes a judgement of whether there
is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is
available, no provision is made.
If sufficient information is available, in estimating a potential tax liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international
tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice,
are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.
At  31 December 2024, the Group had recognised provisions of
£636 million in respect of uncertain tax positions (2023: £584 million). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates. No
uncertain tax position is individually material to the Group.
Factors affecting the tax charge in future years are set out in
Note 14, ‘Taxation’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist, the ultimate liability for such matters may vary from the amounts provided and is
dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.
Legal and other disputes
Legal costs for the year were £1,964 million (2023: £271
million).
At 31 December 2024 provisions for legal and other disputes
amounted to £1,446 million (2023: £267 million).
Judgement
Management makes a judgement of whether there is sufficient
information to be able to make a reliable estimate of the likely outcome of the dispute and the legal and other expenses
arising from claims against the Group. If insufficient information is available, no provision is made and disclosure of the claim is given.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
3. Critical accounting judgements and key sources of estimation uncertainty continued
The estimated provisions take into account the specific
circumstances of each dispute and relevant external advice,
are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the
significant unresolved disputes are set out in Note 47, ‘Legal proceedings’.
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
The Group may become involved in legal proceedings, in
respect of which it is not possible to meaningfully assess
whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability. In these cases, appropriate disclosure about such cases would be provided,
but no provision would be made and no contingent liability can be quantified.
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
Contingent consideration
The 2024 income statement charge for contingent
consideration was £1,762 million (2023: £768 million).
At 31 December 2024, the liability for contingent consideration amounted to £7,280 million (2023: £6,662 million). Of this
amount, £6,061 million (2023: £5,718 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.
Estimates
Any contingent consideration included in the consideration
payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate post-tax discount rates. The fair values are reviewed on a
regular basis, and any changes are reflected in the income
statement. See Note 33, ‘Contingent consideration liabilities’.
Pensions and other post-employment
benefits
Judgement
Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future
contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised. Three UK schemes are in surplus
(2023: three UK schemes), with a combined surplus of £725
million at 31 December 2024 (2023: £457 million).
There are further recognised pension surpluses totalling £173 million spread across five countries (2023: £177 million across five countries). GSK has made the judgement that these
amounts meet the requirements of recoverability.
Estimates
The costs of providing pensions and other post-employment
benefits are assessed on the basis of assumptions selected by management. These assumptions include future earnings and
pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note
31, ‘Pensions and other post-employment benefits’.
Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. A sensitivity
analysis is provided in Note 31, ‘Pensions and other post-
employment benefits’, a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of
approximately £320 million and an increase in the annual
pension cost of approximately £17 million. Similarly, a 0.25%
increase in the discount rate would lead to a decrease in the net pension deficit of approximately £309 million and a
decrease in the annual pension cost of approximately £19
million.
A 0.75% reduction in the discount rate would lead to an
increase in the net pension deficit of approximately £1,012
million and an increase in the annual pension cost of
approximately £51 million. Similarly, a 0.75% increase in the discount rate would lead to a decrease in the net pension deficit of approximately £883 million and a decrease in the annual
pension cost of approximately £55 million. The selection of
different assumptions could affect the future results of the
Group.
Impairment of intangible assets
The Group's intangible assets primarily comprise acquired
licences, patents, amortised brands, and product development costs. At 31 December 2024, these assets have a carrying
amount of £14,936 million (2023: £14,166 million). Intangible assets are tested for impairment when indicators of impairment arise, or annually where the asset is not yet in use.
Estimates
Given the inherent uncertainty in pharmaceutical development and commercialisation, there is significant estimation involved in determining the recoverable amount of intangible assets. The recoverable amount of intangible assets is determined as the higher of their fair value less costs of disposal and their value in use. The value in use is estimated using discounted cash flow models, which require estimates such as future sales forecasts, discount rates, probability of technical and regulatory success
(PTRS) and the results from research and development
activities. The key source of estimation uncertainty is in relation to the portfolio of intangible assets as a whole. Based on the number of assets held and the different assumptions for each asset, it is not practicable to give a meaningful sensitivity analysis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

4. New accounting requirements
Amendments to IFRS accounting standards applicable
from 1 January 2024
GSK has adopted the following amendments to IFRS
accounting standards, with no material impact to the Group in the year ended 31 December 2024:
–Classification of Liabilities as Current or Non-current and
Non-current Liabilities with Covenants - Amendments to IAS
1.
–Supplier Finance Arrangements - Amendments to IAS 7 and
IFRS 7.
–Lease Liability in a Sale and Leaseback - Amendments to
IFRS 16.
New IFRS accounting standards and amendments
issued but not yet effective
Certain amendments to IFRS accounting standards and
interpretations have been published that are not mandatory for the 31 December 2024 reporting period and have not been
early adopted by the Group. The amendments and
interpretations that are not expected to have a material impact on the results or financial position of the Group in future
reporting periods are:
–Lack of Exchangeability - Amendments to IAS 21 (effective
from 1 January 2025, endorsed by the UKEB).
–Classification and Measurement of Financial Instruments -
Amendments to IFRS 9 and IFRS 7 (effective from 1 January
2026, not yet endorsed by the UKEB).
–IFRS 19 Subsidiaries without Public Accountability:
Disclosures (effective from 1 January 2027, not yet endorsed by the UKEB).
–Contracts Referencing Nature-dependent Electricity -
Amendments to IFRS 9 and IFRS 7 (effective from 1 January
2026, not yet endorsed by the UKEB).
IFRS 18 Presentation and Disclosure in Financial Statements
was issued by the IASB on 9 April 2024 and introduces new
presentation and disclosure requirements, particularly for the
Income statement.
Furthermore the new accounting standard provides enhanced
principles on aggregation and disaggregation of information
and introduces new disclosures for Management Performance
Measures.
The requirements are effective for periods beginning on or after
1 January 2027 and are not yet endorsed by the UKEB.
GSK is assessing the impact of adopting the new requirements introduced by IFRS 18, and will adopt the standard for the
reporting period ending 31 December 2027, subject to
endorsement in the UK.

5. Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associates into Sterling and period end rates to translate the net assets of those entities. The currencies which most influence these translations and the relevant exchange rates were:

	2024	2023	2022
Average rates:
US$/£	1.28	1.24	1.24
Euro/£	1.18	1.15	1.17
Yen/£	193	175	161

	2024	2023	2022
Period end rates:
US$/£	1.25	1.27	1.20
Euro/£	1.20	1.15	1.13
Yen/£	197	180	159

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

6. Turnover and segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports under two segments; Commercial Operations and Total R&D. Members of the
GLT are responsible for each segment.
Originally, GSK reported 2021 results under four segments: Pharmaceuticals, Pharmaceuticals R&D, Vaccines and Consumer
Healthcare. However, the reporting of operating segments was changed in 2022 and with the demerger of Consumer Healthcare only two operating segments are reportable. There is no change to the reportable segments in the current or prior periods.
R&D investment is essential for the sustainability of the business. However for segment reporting the Commercial Operating profits exclude allocations of globally funded R&D.
The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some
Selling, General and Administrative (SG&A) costs relating to regulatory and other functions.
The Group’s management reporting process allocates intra-Group profit on a product sale to the segment in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment	2024 £m	2023 £m	2022 £m
Commercial Operations	31,376	30,328	29,324
	31,376	30,328	29,324
Product sales are reported within three product groups: Vaccines, Specialty Medicines and General Medicines.

Commercial Operations:	2024 £m	2023 £m	2022 £m
Shingles	3,364	3,446	2,958
Meningitis	1,437	1,260	1,116
RSV	590	1,238	–
Influenza	408	504	714
Established Vaccines	3,339	3,266	3,085
	9,138	9,714	7,873
Pandemic Vaccines	–	150	64
Vaccines	9,138	9,864	7,937

HIV	7,089	6,444	5,749
Respiratory/Immunology and Other	3,299	3,025	2,609
Oncology	1,410	731	602
	11,798	10,200	8,960
Pandemic	12	44	2,309
Specialty Medicines	11,810	10,244	11,269

Respiratory	7,213	6,825	6,548
Other General Medicines	3,215	3,395	3,570
General Medicines	10,428	10,220	10,118

Total Commercial Operations	31,376	30,328	29,324

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
6. Turnover and segment information continued
During 2024, sales were made to three US wholesalers of £4,538 million (2023: £4,494 million; 2022: £4,045 million),
£4,792 million (2023: £4,498 million; 2022: £4,161 million) and £3,366 million (2023: £3,531 million; 2022: £3,227 million)
respectively, after allocating final-customer discounts to the wholesalers.
Revenue recognised in the year from performance obligations satisfied in previous periods impacting turnover arises from changes to prior year estimates of RAR (returns and rebates) accruals of £740 million (2023: £728 million).

Segment profit	2024 £m	2023 £m	2022 £m
Commercial Operations	15,335	14,656	13,590
Research and development	(5,845)	(5,607)	(5,060)
Segment profit	9,490	9,049	8,530
Corporate and other unallocated costs	(342)	(263)	(379)
Other reconciling items between segment profit and operating profit	(5,127)	(2,041)	(1,718)
Total Operating profit	4,021	6,745	6,433

Finance income	122	115	76
Finance costs	(669)	(792)	(879)
Gain on disposal of interest in associates	6	1	–
Share of after-tax losses of associates and joint ventures	(3)	(5)	(2)
Profit before taxation from continuing operations	3,477	6,064	5,628
Taxation	(526)	(756)	(707)
Profit after taxation for the year from continuing operations	2,951	5,308	4,921
Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit.
These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of products and businesses; significant legal charges and expenses on the settlement of litigation and government investigations;
other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million. Please refer to the detail of Other reconciling items between segment profit and operating profit in the analysis of adjusting items in the
Group financial review.

Depreciation and amortisation by segment	2024 £m	2023 £m	2022 £m
Commercial Operations	906	893	829
Research and development	569	572	467
Segment depreciation and amortisation	1,475	1,465	1,296
Corporate and other unallocated depreciation and amortisation	74	110	112
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	1,002	719	739
Total depreciation and amortisation	2,551	2,294	2,147

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
6. Turnover and segment information continued

PP&E, intangible asset and goodwill impairment by segment	2024 £m	2023 £m	2022 £m
Commercial Operations	102	27	29
Research and development	22	13	32
Segment impairment	124	40	61
Corporate and other unallocated impairment	11	35	20
Other reconciling items between segment impairment and total impairment	302	432	420
Total impairment	437	507	501

PP&E and intangible asset impairment reversals by segment
Commercial Operations	(28)	(16)	(6)
Research and development	(2)	(9)	(19)
Segment impairment reversals	(30)	(25)	(25)
Corporate and other unallocated impairment reversals	(3)	(14)	–
Other reconciling items between segment impairment reversals and total impairment reversals	–	–	(1)
Total impairment reversals	(33)	(39)	(26)

Net operating assets by segment	2024 £m	2023 £m
Commercial Operations	12,501	12,302
Research and development	7,459	7,021
Segment net operating assets	19,960	19,323
Corporate and other unallocated net operating assets	43	625
Net operating assets	20,003	19,948

Net debt	(13,095)	(15,040)
Investments in associates and joint ventures	96	55
Current equity investment	–	2,204
Derivative financial instruments	(82)	16
Current and deferred taxation	6,161	5,536
Assets held for sale (excluding cash and cash equivalents)	3	76
Net assets	13,086	12,795
The Commercial Operations segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £6,061 million
(2023: £5,718 million) and the Pfizer put option of £915 million (2023: £848 million).
Geographical information
The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2024 £m	2023 £m	2022 £m
UK	708	693	695
US	16,384	15,820	14,542
Rest of World	14,284	13,815	14,087
External turnover	31,376	30,328	29,324

Non-current assets by location of subsidiary	2024 £m	2023 £m
UK	7,803	6,464
US	13,977	13,280
Belgium	5,378	5,337
Rest of World	5,588	6,606
Non-current assets	32,746	31,687
Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables. There are no other countries with individually material external revenue or non-current assets.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

7. Other operating income/(expense)

	2024 £m	2023 £m	2022 £m
Upfront settlement income(1)	–	–	922
Fair value remeasurements of equity investments	51	(122)	256
Disposal of businesses and assets	246	61	215
Fair value remeasurements on contingent consideration recognised in business combinations(2)	(1,751)	(791)	(1,607)
Remeasurement of ViiV Healthcare put option liabilities and preferential dividends	(67)	245	(85)
Fair value adjustments on derivative financial instruments	–	7	3
Other (expense)/income	(9)	237	61
	(1,530)	(363)	(235)
(1)On 1 February 2022, ViiV Healthcare reached agreement with Gilead Sciences, Inc (Gilead) to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy concerning ViiV Healthcare’s patents relating to dolutegravir, an anti-retroviral medication used, together with other medicines, to treat human immunodeficiency virus (HIV). Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion (£922 million) to ViiV Healthcare on 15 February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of
Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by
Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027 and will be recorded as royalty income in the income statement.
(2)Fair value remeasurements on contingent consideration disclosed above includes the fair value movements on related hedging contracts.
Fair value remeasurements of equity investments in 2024 included a gain of £22 million (2023: £17 million loss) from the remeasurement of the Group’s retained investment in Haleon plc. See details in Note 22, 'Current equity investments'.
Disposal of businesses and assets in 2024 and 2023 primarily includes milestone income.
Disposal of businesses and assets in 2022 includes milestone income and the reversal of provisions no longer required.
Fair value remeasurements on contingent consideration recognised as business combinations included a net charge of £1,533 million related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, and a £206 million net charge payable to
Novartis related to the Vaccines acquisition, together with fair value movements on related hedging contracts.
Other income in 2023 primarily included net income from dividends related to investments, including £49 million dividends received from the retained investment in Haleon plc.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

8. Operating profit

The following items have been included in operating profit:	2024 £m	2023 £m	2022 £m
Employee costs (Note 9)	8,759	8,473	7,693
Advertising	851	835	735
Distribution costs	198	199	192
Depreciation of property, plant and equipment	886	892	885
Impairment of property, plant and equipment, net of reversals	88	17	70
Depreciation of right of use assets	211	190	176
Impairment of right of use assets, net of reversals	(1)	10	40
Amortisation of intangible assets	1,454	1,212	1,086
Impairment of intangible assets, net of reversals	317	418	365
Impairment of tangible and intangible assets held for sale, net of reversals	–	23	–
Net foreign exchange (gains)/losses	13	11	11
Inventories:
Cost of inventories included in cost of sales	6,495	6,576	6,137
Write-down of inventories	1,046	979	687
Reversal of prior year write-down of inventories	(630)	(598)	(483)
Short-term lease charge	13	8	6
Low-value lease charge	2	2	2
Variable lease payments	15	17	9
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	23.3	22.0	26.9
The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.
Net foreign exchange (gains)/losses include a net gain of £87 million (2023: £34 million gain; 2022: £2 million loss) arising from the recycling of exchange on liquidation or disposal of overseas subsidiaries. The recycling of exchange on disposal of overseas associates is £nil (2023: £nil). The recycling of exchange on disposal of overseas subsidiaries does not include recycling of exchange on disposal of Consumer Healthcare subsidiaries as this is reported as Profit after taxation on demerger of discontinued
operations.
Included within operating profit are Major restructuring charges of £353 million (2023: £382 million; 2022: £321 million), see Note
10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2024 £m	2023 £m	2022 £m
Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002	10.8	10.2	10.9
Audit of the company’s subsidiaries	10.3	10.2	9.7
Total audit services	21.1	20.4	20.6
Audit-related and other assurance services	2.2	1.6	6.3
Total audit services, audit-related and other assurance services	23.3	22.0	26.9
The other assurance services provided by the auditor related to agreed-upon procedures and other assurance services outside of statutory audit requirements. Audit-related and other assurance services include £nil (2023: £nil; 2022: £4.4 million) due to reporting accountant work performed in preparation for the Consumer Healthcare demerger.
In addition to the above, fees paid to the auditor in respect of the GSK pension schemes were:

	2024 £m	2023 £m	2022 £m
Audit	0.2	0.2	0.2

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

9. Employee costs

	2024 £m	2023 £m	2022 £m
Wages and salaries	6,750	6,706	6,110
Social security costs	862	818	763
Pension and other post-employment costs, including augmentations (Note 31)	368	356	369
Cost of share-based incentive plans	347	321	314
Severance and other costs from integration and restructuring activities	432	272	137
	8,759	8,473	7,693
The Group provides benefits to employees, commensurate with local practice in individual countries, including in some markets, healthcare insurance, subsidised car schemes and personal life assurance.
The cost of share-based incentive plans is analysed as follows:

	2024 £m	2023 £m	2022 £m
Share value plan	260	244	243
Performance share plan	67	58	55
Share option plans	6	5	4
Cash settled and other plans	14	14	12
	347	321	314
The average number of persons employed by the Group (including Directors) during the year:

	2024 Number	2023 Number	2022 Number
Manufacturing	23,206	23,209	22,946
Selling, general and administration	33,503	34,446	34,642
Research and development	12,596	12,589	11,542
Total Continuing Operations	69,305	70,244	69,130

Discontinued Operations	–	–	21,292

Total	69,305	70,244	90,422
Note: Consumer Healthcare was divested on 18 July 2022 and is shown as Discontinued Operations in the above table
The average monthly number of Group employees excludes temporary and contract staff.
The compensation of the Directors and senior management (members of the GLT) in aggregate, was as follows:

	2024 £m	2023 £m	2022 £m
Wages and salaries	32	37	31
Social security costs	6	4	5
Pension and other post-employment costs	1	1	2
Cost of share-based incentive plans	38	32	28
	77	74	66

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

10. Major restructuring costs
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.
Major restructuring costs are those related to specific Board-approved Major restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.
In January 2020, the Board approved a Separation restructuring programme to prepare for the separation of GSK into two companies. This programme is largely complete. After the acquisition of Sierra Oncology (July 2022) and Affinivax (August 2022),
the Board approved a Major restructuring programme for the integration of significant acquisitions designed to integrate and achieve synergies. GSK acquired Bellus Health Inc. in June 2023 and Aiolos Bio, Inc. in February 2024.
The total restructuring costs of £353 million in 2024 (2023: £382 million; 2022: £321 million) were incurred in the following areas:
–Restructuring costs for separation of GSK into two companies aiming to provide a robust and sustainable state for the
Pharmaceutical organisation
–Continued transformation of central functions, including GSK technology platforms and interfaces, to deliver greater digital synergies, simplification of applications and staff reductions
–The integration of acquisitions
The analysis of the costs charged to operating profit under these programmes was as follows:

	2024 £m	2023 £m	2022 £m
Increase in provision for Major restructuring programmes (see Note 32)	195	172	138
Amount of provision reversed unused (see Note 32)	(51)	(55)	(111)
Impairment (reversals)/losses recognised	(12)	33	122
Other non-cash charges/(credit)	58	86	(7)
Other cash costs	163	146	179
	353	382	321
Provision reversals of £51 million mainly relate to the Separation restructuring programme. Asset impairment credit of £12 million and other non-cash charges of £58 million principally comprised fixed asset write-downs of manufacturing and accelerated depreciation where asset lives have been shortened in the supply chain manufacturing network as a result of the Major restructuring programmes. All other charges have been or will be settled in cash and include site closure costs, consultancy and project management costs.
The analysis of Major restructuring charges by programme was as follows:

	2024
	Cash £m	Non-cash £m	Total £m
Separation restructuring programme	200	36	236
Significant acquisitions	59	1	60
Legacy programmes	48	9	57
	307	46	353

	2023
	Cash £m	Non-cash £m	Total £m
Separation restructuring programme	199	117	316
Significant acquisitions	65	1	66
Legacy programmes	(1)	1	–
	263	119	382
The analysis of Major restructuring charges by income statement line was as follows:

	2024 £m	2023 £m	2022 £m
Cost of sales	163	164	102
Selling, general and administration	160	216	180
Research and development	9	2	39
Other operating expense	21	–	–
	353	382	321

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

11. Finance income

	2024 £m	2023 £m	2022 £m
Finance income arising from:
Financial assets measured at amortised cost	60	48	31
Financial assets measured at fair value through profit or loss	72	60	31
(Net losses)/net gains arising from net investment hedge relationships(1)	(16)	–	12
Other finance income	6	7	2
	122	115	76
(1)  (Net losses)/net gains arising from net investment hedge relationships contains a £15 million loss relating to ineffectiveness on net investment hedges
(2023: £nil 2022: £nil).

12. Finance expense

	2024 £m	2023 £m	2022 £m
Finance expense arising on:
Financial liabilities at amortised cost	(569)	(672)	(789)
Net losses arising from:
Financial instruments mandatorily measured at fair value through profit or loss	(262)	(23)	743
Retranslation of loans	266	25	(761)
Reclassification of hedges from other comprehensive income	(4)	(4)	(2)
Unwinding of discounts on provisions	(25)	(15)	(7)
Finance expense arising on lease liabilities	(46)	(38)	(30)
Other finance expense	(29)	(65)	(33)
	(669)	(792)	(879)

13. Associates and joint ventures
The Group’s share of after-tax profits and losses of associates and joint ventures is set out below:

	2024 £m	2023 £m	2022 £m
Share of after-tax (losses)/profits of associates	(3)	(2)	1
Share of after-tax losses of joint ventures	–	(3)	(3)
	(3)	(5)	(2)
Aggregated financial information in respect of GSK’s share of other associated undertakings and joint ventures is set out below:

	2024 £m	2023 £m	2022 £m
Share of after-tax losses	(3)	(5)	(2)
Share of other comprehensive income/(expense)	21	7	(9)
Share of total comprehensive income/(expense)	18	2	(11)
The Group’s sales to associates and joint ventures were £nil in 2024 (2023: £nil; 2022: £nil).
Please refer to the balance sheet information on Note 21, 'Investments in associates and joint ventures'.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

14. Taxation
The Group’s tax charge is the sum of the total current and deferred tax expense.

Taxation charge based on profits for the year	2024 £m	2023 £m	2022 £m
UK current year charge	186	207	200
Rest of World current year charge	1,458	1,371	1,351
Charge/(credit) in respect of prior periods	(92)	43	(60)
Current taxation	1,552	1,621	1,491
Deferred taxation	(1,026)	(865)	(784)
	526	756	707
In 2024, GSK made corporate income tax payments globally of £1.3 billion (2023: £1.3 billion), of which £106 million (2023: £205 million) was UK corporation tax paid to HMRC. These amounts are for corporate income tax only, and do not include the various other business taxes borne by GSK each year.
The deferred tax credits in each period reflect current year losses where offset against taxable profits in future periods is probable and the release of deferred tax liabilities. The latter relates primarily to the unwind of deferred tax liabilities on intangible assets.
The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2024 £m	2024%	2023 £m	2023%	2022 £m	2022%
Profit before tax	3,477		6,064		5,628
UK statutory rate of taxation	869	25.0	1,425	23.5	1,069	19.0
Differences in overseas taxation rates	185	5.3	159	2.6	318	5.6
Benefit of intellectual property incentives	(602)	(17.3)	(696)	(11.5)	(600)	(10.7)
R&D credits	(89)	(2.6)	(121)	(2.0)	(119)	(2.1)
Permanent differences on disposals, acquisitions and transfers	2	0.1	10	0.2	275	4.9
Other permanent differences	302	8.7	102	1.7	82	1.5
Re-assessments of prior year current tax estimates	(92)	(2.6)	43	0.7	(60)	(1.1)
Re-assessments of prior year deferred tax estimates	(40)	(1.2)	(147)	(2.4)	(233)	(4.1)
Changes in tax rates	(9)	(0.3)	(19)	(0.3)	(25)	(0.4)
Tax charge/tax rate	526	15.1	756	12.5	707	12.6
As a global biopharmaceutical company, we have a substantial business and employment presence in many countries around the world. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in 2024 were France, Germany and Italy. This adverse impact was offset by the benefit of intellectual property incentives such as the UK Patent Box and Belgian Innovation Income Deduction (IID) regimes, which provide a reduced rate of corporation tax on profits earned from qualifying patents. We claim these incentives in the manner intended by the relevant statutory or regulatory framework. The introduction of new global minimum corporate income tax rules introduced in the UK and Belgium with effect from 1 January 2024 (in line with the OECD’s Pillar 2 framework) resulted in a reduction in these incentives and an additional tax charge of £6 million.
Other permanent differences includes the impact of the partial deductibility of Zantac settlement costs.
The Group’s tax rate is also influenced by updates to estimates of prior period tax liabilities following closure of open issues with tax authorities in various jurisdictions and changes in tax rates.
Future tax charges, and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructuring, the location of research and development activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
14. Taxation continued

Tax on items charged to equity and statement of comprehensive income	2024 £m	2023 £m	2022 £m
Current taxation
Share-based payments	(4)	(1)	(3)
Defined benefit plans	–	(143)	–
Fair value movements on cash flow hedges	–	–	–
Fair value movements on equity investments	4	(6)	12
	–	(150)	9
Deferred taxation
Share-based payments	–	(6)	11
Defined benefit plans	122	184	(211)
Fair value movements on cash flow hedges	(1)	(1)	(9)
Fair value movements on equity investments	(21)	(8)	(68)
	100	169	(277)
Total charge/(credit) to equity and statement of comprehensive income	100	19	(268)
All of the above items have been charged to the statement of comprehensive income except for tax on share-based payments.
Issues relating to taxation
We are subject to taxation throughout our supply chain. The worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines into numerous countries, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation (with the same profits taxed in more than one country). To mitigate the risk of double taxation, profits are recognised in territories by reference to the activities performed there and the value they generate. To ensure the profits recognised in jurisdictions are aligned to the activity undertaken there, and in line with current OECD guidelines, we base our transfer pricing policy on the arm’s length principle and support our transfer prices with economic analysis and reports. The Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. GSK applies a risk-based approach to determine the transactions most likely to be subject to challenge and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties.
The calculation of the Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. At 31 December 2024 the Group had recognised provisions of £636 million in respect of such uncertain tax positions (2023: £584 million). The net increase in recognised provisions during 2024 was driven by the reassessment of estimates and the agreement of a number of open issues with tax authorities in various jurisdictions. Whilst the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities, or litigation where appropriate, the Group continues to consider that it has made appropriate provision for periods which are open and not yet agreed by the tax authorities.
A provision for deferred tax liabilities of £159 million as at 31 December 2024 (2023: £165 million) has been made in respect of taxation that would be payable on the remittance of profits by certain overseas subsidiaries. Whilst the aggregate amount of unremitted profits at the balance sheet date was approximately £18 billion (2023: £18 billion), the majority of these unremitted profits would not be subject to tax (including withholding tax) on repatriation, as UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Deferred tax is not provided on temporary differences of £696 million (2023: £869 million) arising on unremitted profits as management has the ability to control any future reversal and does not consider such a reversal to be probable.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
14. Taxation continued
Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra- Group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total
At 1 January 2023	(57)	(819)	992	1,099	794	1,661	57	1,642	5,369
Exchange adjustments	11	58	–	(70)	(24)	(2)	–	(100)	(127)
Credit/(charge) to income statement	72	229	(71)	223	(15)	335	12	80	865
Credit/(charge) to statement of comprehensive income	–	–	–	–	(184)	–	5	10	(169)
Acquisitions/disposals	–	(144)	–	–	–	–	–	–	(144)
R&D credits utilisation	–	–	–	–	–	–	–	(56)	(56)
At 31 December 2023	26	(676)	921	1,252	571	1,994	74	1,576	5,738
Exchange adjustments	9	(37)	2	(10)	(5)	–	–	11	(30)
Credit/(charge) to income statement	97	197	50	32	(103)	455	(8)	306	1,026
Credit/(charge) to statement of comprehensive income	–	–	–	–	(122)	–	–	22	(100)
Acquisitions/disposals	–	(190)	–	–	–	–	–	–	(190)
R&D credits utilisation	–	–	–	–	–	–	–	(69)	(69)
At 31 December 2024	132	(706)	973	1,274	341	2,449	66	1,846	6,375
Deferred tax liabilities in relation to intangible assets predominantly relate to temporary differences arising as a result of historic business combinations. Acquisitions within the year predominantly relate to Aiolos Bio, Inc. (see Note 41, 'Acquisitions and disposals').
The Group continues to recognise deferred tax assets on future obligations in respect of contingent consideration amounts payable to minority shareholders. These payments are tax deductible at the point in time at which payment is made.
A deferred tax asset is recognised on intra-Group profits arising on inter-company inventory which are eliminated within the consolidated accounts. As intra-Group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally.
The deferred tax asset of £2,449 million (2023: £1,994 million) recognised on tax losses relates to trading losses. Such deferred tax assets are only recognised to the extent Group long-range forecasts indicate sufficient future taxable profits will be available to utilise such assets (forecast by around 2030). Other net temporary differences included accrued expenses for which a tax deduction is only available on a paid basis.The Group has adopted the mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, as required under IAS 12.
Deferred tax asset and liabilities are recognised on the balance sheet as follows:

	2024 £m	2023 £m
Deferred tax assets	6,757	6,049
Deferred tax liabilities	(382)	(311)
	6,375	5,738

		2024		2023
Unrecognised tax losses and attributes	Tax losses £m	Unrecognised deferred tax asset £m	Tax losses £m	Unrecognised deferred tax asset £m
Trading losses and attributes expiring:
Within 10 years	1,034	145	939	149
More than 10 years	1,598	84	1,238	66
Available indefinitely	693	161	228	47
At 31 December	3,325	390	2,405	262

Capital losses expiring:
Available indefinitely	2,253	565	2,261	567
At 31 December	2,253	565	2,261	567
Deferred tax assets are only recognised where it is probable that future taxable profit will be available to utilise losses.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

15. Earnings per share

	2024 pence	2023 pence	2022 pence
Basic earnings per share from continuing operations	63.2	121.6	110.8
Basic earnings per share from discontinued operations	–	–	260.6
Total basic earnings per share	63.2	121.6	371.4

Diluted earnings per share from continuing operations	62.2	119.9	109.2
Diluted earnings per share from discontinued operations	–	–	257.0
Total diluted earnings per share	62.2	119.9	366.2
Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts for the future exercise of share options and share awards and Treasury shares. The trustees have waived their rights to cash dividends on the GSK shares held by the ESOP Trusts.
Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2024 millions	2023 millions	2022 millions
Basic	4,077	4,052	4,026
Dilution for share options and awards	65	59	58
Diluted	4,142	4,111	4,084

16. Dividends

			2024			2023			2022
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m
First interim	11 July 2024	15.00	612	13 July 2023	14.00	567	1 July 2022	17.50	704
Second interim	10 October 2024	15.00	612	12 October 2023	14.00	568	6 October 2022	16.25	654
Third interim	9 January 2025	15.00	612	11 January 2024	14.00	568	12 January 2023	13.75	555
Fourth interim	10 April 2025	16.00	653	11 April 2024	16.00	652*	13 April 2023	13.75	557**
Total		61.00	2,489		58.00	2,355		61.25	2,470
*The estimate for the fourth interim dividend for 2023 disclosed in the 2023 annual report was £649 million, £3 million less than the dividend that was ultimately paid.
**The estimate for the fourth interim dividend for 2022 disclosed in the 2022 annual report was £555 million, £2 million less than the dividend that was ultimately paid.
Under IFRS accounting standards, interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The
2024 financial statements recognise those dividends paid in 2024, namely the third and fourth interim dividends for 2023, and the first and second interim dividends for 2024.
The demerger of Consumer Healthcare in 2022 was effected by GSK declaring an interim dividend in specie of Haleon plc shares.
The fair value of the distribution was £15,526 million.
The amounts recognised in each year were as follows:

	2024 £m	2023 £m	2022 £m
Cash dividends to shareholders	2,444	2,247	3,467
Dividends in specie to shareholders in Haleon plc shares (Note 41)	–	–	15,526
	2,444	2,247	18,993

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

17. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2023	6,648	10,953	1,850	19,451
Exchange adjustments	(189)	(265)	(44)	(498)
Additions	11	99	1,185	1,295
Capitalised borrowing costs	–	–	36	36
Disposals and write-offs	(136)	(732)	(16)	(884)
Reclassifications	134	701	(869)	(34)
Transfer to assets held for sale/distribution	(13)	(52)	(22)	(87)
Cost at 31 December 2023	6,455	10,704	2,120	19,279
Exchange adjustments	(141)	(233)	(51)	(425)
Additions	42	166	1,185	1,393
Capitalised borrowing costs	–	–	20	20
Disposals and write-offs	(144)	(381)	(5)	(530)
Reclassifications	179	762	(949)	(8)
Transfer to assets held for sale/distribution	(16)	(3)	–	(19)
Cost at 31 December 2024	6,375	11,015	2,320	19,710

Depreciation at 1 January 2023	(3,275)	(6,469)	–	(9,744)
Exchange adjustments	90	153	–	243
Charge for the year	(210)	(682)	–	(892)
Disposals and write-offs	66	662	–	728
Transfer to assets held for sale/distribution	6	29	–	35
Reclassifications	–	(4)	–	(4)
Depreciation at 31 December 2023	(3,323)	(6,311)	–	(9,634)
Exchange adjustments	76	139	–	215
Charge for the year	(211)	(675)	–	(886)
Disposals and write-offs	121	325	–	446
Transfer to assets held for sale/distribution	14	2	–	16
Reclassifications	(27)	26	–	(1)
Depreciation at 31 December 2024	(3,350)	(6,494)	–	(9,844)

Impairment at 1 January 2023	(260)	(472)	(42)	(774)
Exchange adjustments	4	7	1	12
Disposals and write-offs	27	114	13	154
Impairment losses	(11)	(32)	–	(43)
Reversal of impairments	3	23	–	26
Impairment at 31 December 2023	(237)	(360)	(28)	(625)
Exchange adjustments	3	5	1	9
Disposals and write-offs	22	55	3	80
Impairment losses	(27)	(84)	(5)	(116)
Reversal of impairments	4	23	1	28
Reclassifications	(24)	(13)	22	(15)
Impairment at 31 December 2024	(259)	(374)	(6)	(639)
Total accumulated depreciation and impairment at 31 December 2023	(3,560)	(6,671)	(28)	(10,259)
Total accumulated depreciation and impairment at 31 December 2024	(3,609)	(6,868)	(6)	(10,483)
Net book value at 1 January 2023	3,113	4,012	1,808	8,933
Net book value at 31 December 2023	2,895	4,033	2,092	9,020
Net book value at 31 December 2024	2,766	4,147	2,314	9,227

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
17. Property, plant and equipment continued
The weighted average interest rate for capitalised borrowing costs in the year was 4% (2023: 4%). Disposals and write-offs in the year included a number of assets with nil net book value that are no longer in use in the business.
The impairment losses principally arose from decisions to rationalise facilities and were calculated based on fair value less costs of disposal. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7.5% (2023: 7%), adjusted where appropriate for specific segment, country and currency risk.
Assets that continue to be used by the Group are generally assessed as part of their associated cash generating unit on a value in use basis. For value in use calculations, the post-tax cash flows do not include the impact of future uncommitted restructuring plans or improvements. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-
tax discount rate of approximately 9% (2023: 9%).
Net impairment losses have been charged to cost of sales: £62 million (2023: net impairment reversals £1 million), R&D: £15 million (2023: net impairment reversals £5 million) and SG&A: £11 million (2023: £23 million), after crediting net impairment reversals of £10 million (2023: net impairment losses £27 million) arising from the Major restructuring programmes.
Reversals of impairment arose from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments were deemed no longer to apply. £15 million (2023: £17 million) of the impairment reversal has been credited to cost of sales, £nil (2023: £5 million) of the impairment reversal has been credited to R&D expenses and £13 million (2023: £4 million) of the impairment reversal has been credited to SG&A.
During 2024, £65 million (2023: £34 million) of computer software was reclassified from assets in construction to intangible assets on becoming ready for use.
The Group has evaluated both the qualitative and quantitative effects of climate-related risks on the recoverable amounts of assets and has determined that there are no material impairments. As of 31 December 2024, £97 million (2023: £53 million) has been capitalised in property, plant, and equipment regarding the transition to a lower-carbon propellant.

18. Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2023	561	6	120	687
Exchange adjustments	(30)	–	(6)	(36)
Additions through business combinations	1	–	–	1
Other additions	355	–	144	499
Depreciation	(121)	(2)	(67)	(190)
Disposals	(11)	–	(9)	(20)
Impairments	(10)	–	–	(10)
Reclassifications	6	–	–	6
Net book value at 31 December 2023	751	4	182	937
Exchange adjustments	(5)	–	(4)	(9)
Other additions	107	6	117	230
Depreciation	(126)	(2)	(83)	(211)
Disposals	(92)	–	(10)	(102)
Net Impairment Reversals	1	–	–	1
Net book value at 31 December 2024	636	8	202	846
Commitments for future payments related to leases not yet commenced but which we have committed to, leases of low-value assets and leases which are less than twelve months are not material.
An analysis of lease liabilities is set out in Note 30, ‘Net debt’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

19. Goodwill

	2024 £m	2023 £m
Cost at 1 January	6,811	7,046
Exchange adjustments	(39)	(313)
Additions through business combinations (Note 41)	210	109
Other movements (Note 41)	–	(31)
Cost at 31 December	6,982	6,811
Net book value at 1 January	6,811	7,046
Net book value at 31 December	6,982	6,811
All goodwill is allocated to the Group’s segments as follows:

	2024 £m	2023 £m
Commercial operations	6,076	5,951
Research and development	906	860
Net book value at 31 December	6,982	6,811
The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax discount rate applied to the projected risk-
adjusted post-tax cash flows and terminal value.
The discount rate used is based on the Group WACC of 7.5% (2023: 7%), as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.
The Research & development segment is evaluated on an arm's length pricing model, see assumptions below.
Details relating to the discounted cash flow models used in the impairment tests are as follows:

Valuation basis	Fair value less costs of disposal
Key assumptions	Sales growth rates Profit margins Terminal growth rate Discount rate Taxation rate
Determination of assumptions
Growth rates are internal forecasts based on both internal and external market information.
Margins reflect past experience, adjusted for expected changes.
Terminal growth rates based on management’s estimate of future long-term average growth rates.
Discount rates based on Group WACC, adjusted where appropriate.
Taxation rates based on appropriate rates for each jurisdiction.

Period of specific projected cash flows	Five years
Terminal growth rate and discount rate		Terminal growth rate	Discount rate
2024
	Commercial operations	1% p.a.	7.5% p.a.
	Research and development	1% p.a.	7.5% p.a.
2023
	Commercial operations	0% p.a.	7% p.a.
	Research and development	0% p.a.	7% p.a.
The terminal growth rate does not exceed the long-term projected growth rates for relevant markets, reflects the impact of future generic competition and takes account of new product launches. Goodwill is monitored for impairment at the segmental level and the valuations indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.
The Group has assessed the qualitative and quantitative impact of climate-related risks on asset recoverable amounts and concluded that there are no material impairments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

20. Other intangible assets

	Computer software £m	Licences, patents, amortised brands £m	Total £m
Cost at 1 January 2023	1,959	25,717	27,676
Exchange adjustments	(30)	(664)	(694)
Capitalised development costs	–	363	363
Additions through business combinations	–	1,438	1,438
Other additions	144	525	669
Disposals and asset write-offs	(125)	(13)	(138)
Transfer to assets held for sale/distribution	2	–	2
Reclassifications	34	(3)	31
Cost at 31 December 2023	1,984	27,363	29,347
Exchange adjustments	(8)	(176)	(184)
Capitalised development costs	–	246	246
Additions through business combinations	–	913	913
Other additions	166	1,270	1,436
Disposals and asset write-offs	(39)	(140)	(179)
Reclassifications	65	(5)	60
Cost at 31 December 2024	2,168	29,471	31,639

Amortisation at 1 January 2023	(1,223)	(9,181)	(10,404)
Exchange adjustments	18	174	192
Charge for the year	(203)	(1,009)	(1,212)
Disposals and asset write-offs	100	8	108
Transfer to assets held for sale	(3)	–	(3)
Reclassifications	4	1	5
Amortisation at 31 December 2023	(1,307)	(10,007)	(11,314)
Exchange adjustments	7	83	90
Charge for the year	(211)	(1,243)	(1,454)
Disposals and asset write-offs	33	47	80
Reclassifications	(1)	(13)	(14)
Amortisation at 31 December 2024	(1,479)	(11,133)	(12,612)

Impairment at 1 January 2023	(81)	(2,873)	(2,954)
Exchange adjustments	1	70	71
Impairment losses	(23)	(398)	(421)
Reversal of impairments	3	–	3
Disposals and asset write-offs	25	11	36
Impairment at 31 December 2023	(75)	(3,190)	(3,265)
Exchange adjustments	(1)	4	3
Impairment losses	(6)	(314)	(320)
Reversal of impairments	3	–	3
Disposals and asset write-offs	5	84	89
Impairment at 31 December 2024	(110)	(3,402)	(3,512)

Total accumulated amortisation and impairment at 31 December 2023	(1,382)	(13,197)	(14,579)
Total accumulated amortisation and impairment at 31 December 2024	(1,589)	(14,535)	(16,124)
Net book value at 1 January 2023	655	13,663	14,318
Net book value at 31 December 2023	602	14,166	14,768
Net book value at 31 December 2024	579	14,936	15,515
The weighted average interest rate for capitalised borrowing costs in the year was 4% (2023: 4%).
The net book value of computer software included £231 million (2023: £270 million) of internally generated costs.
The carrying amount at 31 December 2024 of intangible assets, for which impairments have been charged in the year following those impairments, was £427 million (2023: £533 million), resulting from the appraisal of GSK’s assumptions related to in-licences and collaboration agreements. The carrying amount at 31 December 2024 of intangible assets, after which impairment reversals have been charged in the year was £nil million (2023: £nil million). No individual intangible asset accounted for a material impairment.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
20. Other intangible assets continued
Please refer to Note 2, 'Accounting principles and policies' for the Group’s accounting policy and estimate of the useful life for intangible assets.
Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses
	2024 £m	2023 £m	2024 £m	2023 £m
Cost of sales	982	668	–	1
Selling, general and administration	84	103	6	18
Research and development	388	441	311	399
	1,454	1,212	317	418
Licences, patents and amortised brands include a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 41, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The carrying amounts of the largest individual items are as follows:

	2024 £m	2023 £m
Tesaro Assets	2,350	2,656
Meningitis Portfolio	1,473	1,717
Affinivax Assets	1,452	1,429
Camlipixant	1,438	1,438
Momelotinib	1,408	1,470
Dolutegravir (including Cabotegravir)	967	1,059
Aiolos Assets	887	–
CureVac Assets	535	191
Iteos Assets	471	443
Alector Assets	371	425
Benlysta	298	424
Shingrix	277	289
Hansoh Pharma Assets	247	–
Chimagen	227	–
RSV	201	139
BMS Assets	173	191
Spero	163	163
Wave Life Sciences	115	116
Arrowhead	114	114
UCB	93	115
DT	91	104
Relvar/Breo/Anoro	86	125
Stiefel Trade Name	84	116
Fluarix/FluLaval	55	100
Okairos	–	198
Others	1,360	1,144
Total	14,936	14,166
On 14 February 2024, GSK completed its acquisition of Aiolos Bio, Inc. The main asset acquired is AIO-001.
On 3 July 2024, GSK and CureVac N.V. announced a restructuring of their existing collaboration into a new licensing agreement, in order to work together to develop mRNA vaccines for infectious diseases.
In 2024, GSK announced collaborations with Hansoh Pharma to develop HS-20093 and HS-20089.
On 29 October 2024, GSK entered into an agreement to acquire CMG1A46 from Chimagen Biosciences to expand its immunology pipeline.
The Group has evaluated both the qualitative and quantitative effects of climate-related risks on the recoverable amounts of assets and has determined that there are no material impairments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

21. Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2024 Total £m	Joint ventures £m	Associates £m	2023 Total £m
At 1 January	–	55	55	10	64	74
Exchange adjustments	–	(3)	(3)	–	(3)	(3)
Additions	–	43	43	–	–	–
Disposals	–	(2)	(2)	(7)	–	(7)
Distributions received	–	(15)	(15)	–	(11)	(11)
Net fair value movements through other comprehensive income	–	21	21	–	7	7
Profit/(loss) after tax recognised in the consolidated income statement	–	(3)	(3)	(3)	(2)	(5)
At 31 December	–	96	96	–	55	55
During the year GSK entered into a new research alliance with Flagship Pioneering, Inc. with an initial investment of $50 million
(£39 million).
Please refer to the income statement information in Note 13, 'Associates and joint ventures'.

22. Current equity investments

Current	Investments measured at FVTPL 2024 £m	Investments measured at FVTPL 2023 £m
At 1 January	2,204	4,087
Net fair value movements through profit or loss	22	(17)
Disposals and settlements	(2,226)	(1,863)
Exchange adjustments	–	(3)
At 31 December	–	2,204
Current equity investments represented Haleon plc shares held after the demerger of Consumer Healthcare. Shares were held for trading and measured at fair value through profit or loss (FVTPL) based on the Haleon plc share price with changes in fair value presented as Other operating income/(expense) in continuing operations. The Group’s investment in Haleon plc was fully disposed of in May 2024.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

23. Other investments

Non-current	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2024 £m	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2023 £m
At 1 January	931	206	1,137	1,153	314	1,467
Exchange adjustments	4	4	8	(26)	(15)	(41)
Additions	70	38	108	93	29	122
Net fair value movements through other comprehensive income	(107)	–	(107)	(253)	–	(253)
Net fair value movements through profit or loss	–	29	29	–	(122)	(122)
Held for sale	–	–	–	(16)	–	(16)
Disposals	(55)	(20)	(75)	(20)	–	(20)
31 December	843	257	1,100	931	206	1,137
Non-current other investments comprise non-current equity investments which are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments, recent financing rounds and discounted cash flows of the underlying net assets. Net fair value movements include the impact of exchange gains of £2 million through other comprehensive income and £nil through profit or loss (2023: exchange losses of £37 million through other comprehensive income and £nil through profit or loss).
Other investments include listed investments of £646 million (2023: £741 million).
GSK has elected to designate the majority of its equity investments as measured at fair value through other comprehensive income
(FVTOCI). The most significant of these investments held at 31 December 2024 were in Wave life Sciences Ltd, which had a fair value at 31 December 2024 of £165 million (2023: £55 million) and Crispr Therapeutics AG which had a fair value at 31 December
2024 of £101 million (2023: £158 million). The other investments include equity stakes in companies with which GSK has research collaborations and in companies which provide access to biotechnology developments of potential interest.
On disposal of equity investments measured at FVTOCI, the accumulated fair value movements are reclassified from the fair value reserve to retained earnings. Investments measured at FVTOCI with a fair value of £55 million (2023: £20 million) were disposed of during the year. The cumulative profit on these investments after tax was £14 million (2023: loss of £26 million).
Certain other investments, such as investments in funds with limited lives and investments acquired with an intention to sell, are measured at fair value through profit or loss (FVTPL). The most significant of these investments held at 31 December 2024 was SR
One Capital Fund I-B, LP which had a fair value at 31 December 2024 of £135 million (2023: £102 million).

24. Other non-current assets

	2024 £m	2023 £m
Amounts receivable under insurance contracts	957	854
Pension schemes in surplus	898	634
Other receivables	87	96
	1,942	1,584
Amounts receivable under insurance contracts are held at cash surrender value with movements through profit or loss.
Within the other receivables of £87 million (2023: £96 million), £36 million (2023: £27 million) is classified as financial assets of which £31 million (2023: £18 million) is classified as fair value through profit or loss. On the remaining balance of £5 million
(2023: £9 million), the expected credit loss allowance was immaterial at 31 December 2024 and 2023.
Other receivables include £7 million relating to nature-based carbon credits projects (2023: £7 million).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

25. Inventories

	2024 £m	2023 £m
Raw materials and consumables	1,361	1,594
Work in progress	2,683	2,449
Finished goods	1,625	1,455
	5,669	5,498
As part of the TCFD one of the climate-related risks identified affects the metered dose inhalers (MDI). There is no impact on the recoverable value of the associated inventories held at year end.

26. Trade and other receivables

	2024 £m	2023 £m
Trade receivables, net of loss allowance	5,563	5,905
Accrued income	18	69
Prepayments	390	355
Interest receivable	1	2
Employee loans and advances	7	9
Other receivables	857	1,045
	6,836	7,385
There were no trade or other receivable balances (2023: £nil) due from associates and joint ventures. The most significant component of other receivables comprises receivables for indirect and other taxes of £447 million (2023: £565 million). Other significant balance within other receivables is royalties receivable of £164 million (2023: £226 million).

Loss allowance-trade receivables	2024 £m	2023 £m
At 1 January	85	91
Exchange adjustments	(2)	(6)
Charge for the year	34	11
Transfer to assets held for sale	(1)	–
Subsequent recoveries of amounts provided for	(12)	(9)
Utilised	(5)	(2)
At 31 December	99	85
Of the total trade receivables balance, £13 million (2023: £10 million) is considered credit impaired, against which a £5 million
(2023: £8 million) expected credit loss allowance has been applied. No amount was purchased or originated credit impaired.
Within the other receivables of £857 million (2023: £1,045 million), £360 million (2023: £408 million) is classified as financial assets of which £2 million (2023: £nil) is classified as held at fair value through profit or loss. At 31 December 2024, an expected credit loss allowance of £9 million (2023: £3 million) was recognised in respect of financial assets, with a release in expected credit loss allowance of £6 million (2023: £3 million) reported in profit or loss during the year.
For more discussion on credit risk practices, please refer to Note 44, 'Financial instruments and related disclosures'.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

27. Cash and cash equivalents

	2024 £m	2023 £m
Cash at bank and in hand	943	748
Cash equivalents	2,927	2,188
	3,870	2,936
Cash and cash equivalents included £177 million (2023: £190 million) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

28. Assets held for sale

	2024 £m	2023 £m
Property, plant and equipment	3	60
Other	–	16
	3	76
Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

29. Trade and other payables

	2024 £m	2023 £m
Trade payables	3,462	3,717
Wages and salaries	1,465	1,683
Social security	125	126
ViiV Healthcare put option	915	848
Other payables	420	346
Deferred income	171	222
Customer return and rebate accruals	6,486	6,799
Other accruals	2,291	2,103
	15,335	15,844
Trade and other payable included £nil (2023: £nil) due to associates and joint ventures. The Group provides limited supplier financing arrangements to certain suppliers. The amounts involved at 31 December 2024 were not material.
Revenue recognised in the year that was included in deferred income at 1 January 2024 was £176 million (2023: £192 million).
Customer return and rebate accruals are provided for by the Group at the point of sale in respect of estimated rebates, discounts or allowances payable to customers.  At 31 December 2024, customer return and rebate accruals included £5,235 million (2023:
£5,781 million) in respect of US Commercial Operations. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual amounts paid and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
Pfizer’s put option over its shareholding in ViiV Healthcare is currently exercisable. Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require
GSK to acquire its shareholding. The amount of the liability for this put option, which is held on the gross redemption basis, is derived from an internal valuation of the ViiV Healthcare business, utilising both discounted forecast future cash flow and multiples-
based methodologies.
The table below shows on an indicative basis the income statement and balance sheet sensitivity of the Pfizer put option to reasonably possible changes in key assumptions.

Increase/(decrease) in financial liability and loss/(gain) in income statement	2024 £m	2023 £m
10% increase in sales forecasts*	92	84
15% increase in sales forecasts*	139	126
10% decrease in sales forecasts*	(92)	(84)
15% decrease in sales forecast*	(138)	(126)
1% (100 basis points) increase in discount rate	(22)	(18)
1.50% (150 basis points) increase in discount rate	(32)	(26)
1% (100 basis points) decrease in discount rate	23	19
1.50% (150 basis points) decrease in discount rate	34	28
10 cent appreciation of US Dollar	62	54
15 cent appreciation of US Dollar	97	85
10 cent depreciation of US Dollar	(53)	(46)
15 cent depreciation of US Dollar	(76)	(67)
10 cent appreciation of Euro	20	22
15 cent appreciation of Euro	31	34
10 cent depreciation of Euro	(17)	(18)
15 cent depreciation of Euro	(24)	(26)
*The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option.
Other accruals includes interest accrued on financial liabilities at amortised cost of £162 million  (2023: £162 million).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

30. Net debt

	Listing exchange	2024 £m	2023 £m
Current assets:
Liquid investments		21	42
Cash and cash equivalents		3,870	2,936
		3,891	2,978
Short-term borrowings:
Commercial paper		–	(815)
Bank loans, overdrafts and other		(762)	(191)
3.000% US$ US Medium Term Note 2024	New York Stock Exchange	–	(784)
1.375% € Euro Medium Term Note 2024	London Stock Exchange	–	(867)
4.000% € Euro Medium Term Note 2025	London Stock Exchange	(622)	–
3.625% US$ US Medium Term Note 2025	New York Stock Exchange	(797)	–
Lease liabilities		(168)	(156)
		(2,349)	(2,813)
Long-term borrowings:
4.000% € Euro Medium Term Note 2025	London Stock Exchange	–	(650)
3.625% US$ US Medium Term Note 2025	New York Stock Exchange	–	(783)
1.000% € Euro Medium Term Note 2026	London Stock Exchange	(581)	(608)
1.250% € Euro Medium Term Note 2026	London Stock Exchange	(829)	(867)
3.000% € Euro Medium Term Note 2027	London Stock Exchange	(414)	(434)
3.375% £ Euro Medium Term Note 2027	London Stock Exchange	(307)	(306)
3.875% US$ US Medium Term Note 2028	New York Stock Exchange	(1,393)	(1,370)
0.883% ¥ Euro Medium Term Note 2028	London Stock Exchange	(216)	(235)
1.250% £ Euro Medium Term Note 2028	London Stock Exchange	(746)	(745)
3.375% US$ US Medium Term Note 2029	New York Stock Exchange	(792)	(778)
1.375% € Euro Medium Term Note 2029	London Stock Exchange	(414)	(433)
1.750% € Euro Medium Term Note 2030	London Stock Exchange	(621)	(650)
2.875% € Euro Medium Term Note 2031	London Stock Exchange	(576)	–
3.125% € Euro Medium Term Note 2032	London Stock Exchange	(577)	(604)
5.250% £ Euro Medium Term Note 2033	London Stock Exchange	(567)	(566)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(396)	(390)
1.625% £ Euro Medium Term Note 2035	London Stock Exchange	(745)	(745)
3.250% € Euro Medium Term Note 2036	London Stock Exchange	(494)	–
6.375% US$ US Medium Note 2038	New York Stock Exchange	(2,176)	(2,139)
6.375% £ Euro Medium Term Note 2039	London Stock Exchange	(627)	(627)
5.250% £ Euro Medium Term Note 2042	London Stock Exchange	(472)	(472)
4.200% US$ US Medium Term Note 2043	New York Stock Exchange	(392)	(385)
4.250% £ Euro Medium Term Note 2045	London Stock Exchange	(366)	(366)
Other long-term borrowings		(2)	(1)
Lease liabilities		(934)	(1,051)
		(14,637)	(15,205)
Net debt		(13,095)	(15,040)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
30. Net debt continued
Current assets
Liquid investments are classified as financial assets at amortised cost. At 31 December 2024, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2024 was approximately 4.3%
(2023: approximately 0.9%). Liquid investment balances at 31 December 2024 earning interest at floating rates amount to £11 million (2023: £31 million). Liquid investment balances at 31 December 2024 earning interest at fixed rates amount to £10 million
(2023: £11 million).
Balances reported within cash and cash equivalents have an original maturity of three months or less. The effective interest rate on cash and cash equivalents at 31 December 2024 was approximately 4.8% (2023: approximately 4.7%). Cash and cash equivalents at 31 December 2024 earning interest at floating and fixed rates amounted to £3,746 million and £1 million respectively (2023:
£2,720 million and £38 million) and non-interest bearing holdings amounted to £123 million (2023: £178 million).
GSK’s policy regarding the credit quality of cash and cash equivalents is set out in Note 44, ‘Financial instruments and related disclosures’.
Short-term borrowings
GSK has a $10 billion (£8.0 billion) US commercial paper programme. There was no US commercial paper in issue at
31 December 2024 (2023: $850 million (£667 million)). GSK has a £5 billion Euro commercial paper programme. There was no
Euro commercial paper in issue at 31 December 2024 (2023: €170 million (£148 million)). GSK has £1.6 billion of three-year committed facilities and $2.2 billion (£1.8 billion) of 364 day committed facilities. The three-year committed facilities were signed in
February 2022 and extended by one year in August 2024 to September 2027. The 364-day committed facilities were signed in
September 2024. All facilities were undrawn at 31 December 2024.
There was no commercial paper in issue at 31 December 2024. The weighted average interest rate on commercial paper borrowings at 31 December 2023 was 5.1%.
The weighted average interest rate on current bank loans and overdrafts at 31 December 2024 was 3.4% (2023: 4.6%).
The average effective pre-swap interest rate of notes classified as short-term at 31 December 2024 was 3.9% (2023: 2.4%).
Long-term borrowings
At 31 December 2024 GSK had long-term borrowings of £14.6 billion (2023: £15.2 billion), of which £8.4 billion (2023: £8.7 billion)
fell due in more than five years.
The average effective pre-swap interest rate of all notes in issue at 31 December 2024 was approximately 3.8% (2023:
approximately 3.7%).
Long-term borrowings repayable after five years carry interest at effective rates between 1.7% and 6.4% (2023: 1.5% and 6.6%), with repayment dates ranging from 2030 to 2045 (2023: 2029 to 2045).
During 2023, through a bilateral buyback of outstanding Sterling Notes, GSK repurchased £76 million of the 5.250% £ Euro
Medium Term Note 2033 and £69 million of the 6.375% £ Euro Medium Term Note 2039.
Effective rates shown for 2023 exclude the impact of one-off premiums associated with the repurchase of the Sterling Notes.
Pledged assets
The Group held pledged investments in US Treasury Notes with a par value of $26 million (£21 million), (2023: $54 million
(£42 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 32,
'Other provisions’.
Lease liabilities
The total cash outflow for leases for the year ended 31 December 2024 was £256 million (2023: £197 million).
The maturity analysis of discounted lease liabilities recognised on the Group balance sheet is as follows:

	2024 £m	2023 £m
Rental payments due within one year	168	156
Rental payments due between one and two years	222	214
Rental payments due between two and three years	146	134
Rental payments due between three and four years	109	114
Rental payments due between four and five years	73	88
Rental payments due after five years	384	501
Total lease liabilities	1,102	1,207

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

31. Pensions and other post-employment benefits

Pension and other post-employment costs	2024 £m	2023 £m	2022 £m
UK pension schemes	120	96	114
US pension schemes	40	56	48
Other overseas pension schemes	151	146	154
Unfunded post-retirement healthcare schemes	57	58	53
	368	356	369
Analysed as:
Funded defined benefit/hybrid pension schemes	132	134	152
Unfunded defined benefit pension schemes	29	35	31
Unfunded post-retirement healthcare schemes	57	58	53
Defined benefit schemes	218	227	236
Defined contribution pension schemes	150	129	133
	368	356	369

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:
	2024 £m	2023 £m	2022 £m
Cost of sales	87	94	104
Selling, general and administration	92	91	90
Research and development	39	42	42
	218	227	236
GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees.
These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on factors such as employee pensionable remuneration and length of service.
Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit credit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.
Remeasurement movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rates and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest government bonds. In the UK, mortality rates are determined by adjusting the SAPS S3 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI 2023 projections with a long-term rate of improvement of 1.0% per year for both males and females. In the US, mortality rates are calculated using the PRI-2012 white collar table adjusted to reflect recent experience. These rates are projected using MP-2020 to allow for future improvements in life expectancy.
The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2044 for an individual then at the age of 60 is as follows:

	UK		US
	Male Years	Female Years	Male Years	Female Years
Current	26.8	28.3	27.4	28.8
Projected for 2044	27.9	29.5	28.9	30.2

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued
The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The target exposure for three of the four UK plans is split 36%  to return-seeking assets and 64% to liability-matching assets. During 2019, a buy-in insurance contract was purchased to cover substantially all of the obligations of the other UK plan. At 31 December 2024, the value of the insurance contract was £340 million (2023: £387 million). The asset allocation of the US plans is currently set at 25% return-
seeking assets and 75% liability-matching assets.
The pension plans are exposed to risk that arises because the market value of the plans’ assets might decline or the estimated value of the plans’ liabilities might increase.
Within the broad investment strategy outlined above, the return-seeking assets are primarily intended to generate future returns while the liability-matching assets are intended to match future pension obligations. Each pool invests across a broad range of assets. The main risks within the portfolios are against credit risk, interest rates, long-term inflation, equities, property, currency and bank counterparty risk.
The plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.
The interest rate risk in the US is partially hedged, with the target based on an accounting measure of the plan liabilities.
For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities.
Climate-related impacts, along with other environmental, social and governance (ESG) considerations, can be financially material with regard both to expected returns and to risk implications. The incorporation of such considerations into investment policy is subject to local regulations and fiduciary obligations.
In the UK, the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former
SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the US.
The UK defined benefit plans closed to future accrual effective from 31 March 2022. As a result, post closure the accrued benefits of active participants are revalued in line with inflation (RPI for the legacy Glaxo Wellcome plans and CPI for the legacy SmithKline
Beecham plans subject to the relevant caps for each arrangement) rather than capped pay increases. From 1 April 2022, former defined benefit plans employees were transferred to the defined contribution plans. All defined benefit plan participants who were still active at 1 April 2022 received a defined pension contribution of £10,000 each in 2022.
The cash funding or technical provision deficits of £1,080 million identified in the 31 December 2020 pension scheme valuations in three GSK UK defined benefit pension schemes and increased by £7 million notional interest, were fully paid in 2023, (2023:
£353 million; 2022: £691 million). The contributions were collateralised by the creation of three Scottish Limited Partnerships
(SLPs) during the GSK Consumer Healthcare Holdings Limited demerger, each SLP providing a funding mechanism for each of the three principal UK defined benefit pension schemes (two benefiting current and former Glaxo Wellcome employees, with the third benefiting current and former SmithKline Beecham employees).
The US cash balance pension plan closed to future accrual from 1 January 2021.
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US	Rest of World
	2024 % pa	2023 % pa	2022 % pa	2024 % pa	2023 % pa	2022 % pa	2024 % pa	2023 % pa	2022 % pa
Rate of increase of future earnings	n/a	n/a	n/a	n/a	n/a	n/a	3.20	3.20	3.40
Discount rate	5.50	4.60	4.80	5.50	5.00	5.30	3.30	3.10	3.40
Expected pension increases	2.90	2.90	3.10	n/a	n/a	n/a	2.40	2.50	2.40
Cash balance credit/conversion rate	n/a	n/a	n/a	4.80	4.00	3.90	1.10	0.60	0.80
Inflation rate	2.90	2.90	3.10	2.50	2.50	2.50	1.90	2.00	2.30
Sensitivity analysis detailing the effect of changes in assumptions is provided on page 228. The analysis provided reflects the assumption changes which have the most material impact on the results of the Group.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued
The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December
2024 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2024	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	–	3	94	97	14
Past service cost	18	–	–	18	–
Net interest (income)/cost	(15)	26	14	25	43
Gains from settlements	–	–	(2)	(2)	–
Expenses	12	11	–	23	–
	15	40	106	161	57

Remeasurement gains/(losses) recorded in the statement of comprehensive income	237	90	129	456	50

				Pensions	Post-retirement benefits
2023	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	—	5	91	96	12
Past service cost/(credit)	3	–	–	3	–
Net interest (income)/cost	(5)	35	16	46	47
Gains from settlements	–	–	(6)	(6)	–
Expenses	14	16	–	30	(1)
	12	56	101	169	58

Remeasurement gains/(losses) recorded in the statement of comprehensive income	28	45	38	111	(40)

				Pensions	Post-retirement benefits
2022	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	13	7	126	146	22
Past service cost/(credit)	6	—	—	6	—
Net interest (income)/cost	(11)	20	9	18	32
Gains from settlements	–	–	(22)	(22)	–
Expenses	14	21	—	35	(1)
	22	48	113	183	53

Remeasurement gains/(losses) recorded in the statement of comprehensive income[1]	(1,169)	36	261	(872)	228
The amounts included within past service costs in the UK included £18 million (2023: £3 million; 2022: £6 million) of augmentation costs which arose from Major restructuring programmes.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued
A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2024 £m	2023 £m	2022 £m
Recognised in other non-current assets:
Pension schemes in surplus	898	634	229
Recognised in pensions and other post-employment benefits:
Pension schemes in deficit	(1,001)	(1,397)	(1,585)
Post-retirement benefits	(863)	(943)	(994)
	(1,864)	(2,340)	(2,579)
In the event of a plan wind-up, GSK believes the UK pension scheme rules provide the company with the right to a refund of surplus assets following the full settlement of plan liabilities. As a result, the net surplus in the UK defined benefit pension schemes is recognised in full.
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2024		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,669	472	364	2,505
	– unlisted	–	–	2	2
Multi-asset funds		923	–	–	923
Property:	– listed	–	–	–	–
	– unlisted	407	99	24	530
Corporate bonds:	– listed	2,104	739	208	3,051
	– unlisted	–	–	15	15
Government bonds:	– listed	4,107	772	489	5,368
Insurance contracts		883	–	822	1,705
Other (liabilities)/assets		(1,291)	125	81	(1,085)
Fair value of assets		8,802	2,207	2,005	13,014
Present value of scheme obligations		(8,241)	(2,596)	(2,280)	(13,117)
Net surplus/(obligation)		561	(389)	(275)	(103)
Included in other non-current assets		725	–	173	898
Included in pensions and other post-employment benefits		(164)	(389)	(448)	(1,001)
		561	(389)	(275)	(103)
Actual return/(loss) on plan assets		(213)	132	121	40
The multi-asset funds comprise investments in pooled investment vehicles that are invested across a range of asset classes, increasing diversification within the growth portfolio. The investments in this asset class with a quoted market price were fully redeemed during the year (2023: £209 million).
The ‘Other (liabilities)/assets’ category comprises cash and mark to market values of derivative positions.
Index-linked gilts held as part of a UK repo programme are included in government bonds. The related loan of £1,634 million at
31 December 2024 (2023: £1,853 million; 2022: £2,376 million) is deducted within ‘Other assets’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued

At 31 December 2023		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,647	447	349	2,443
	– unlisted	–	–	2	2
Multi-asset funds		852	–	–	852
Property:	– listed	–	–	–	–
	– unlisted	467	119	24	610
Corporate bonds:	– listed	2,019	698	205	2,922
	– unlisted	–	–	15	15
Government bonds:	– listed	4,897	774	527	6,198
Insurance contracts		990	–	771	1,761
Other (liabilities)/assets		(1,374)	104	89	(1,181)
Fair value of assets		9,498	2,142	1,982	13,622
Present value of scheme obligations		(9,222)	(2,757)	(2,406)	(14,385)
Net surplus/(obligation)		276	(615)	(424)	(763)
		—	—	—	—
Included in other non-current assets		457	–	177	634
Included in pensions and other post-employment benefits		(181)	(615)	(601)	(1,397)
		276	(615)	(424)	(763)

Actual return on plan assets		647	196	138	981

At 31 December 2022		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	1,351	437	371	2,159
	– unlisted	–	–	2	2
Multi-asset funds		1,101	–	–	1,101
Property:	– listed	–	–	19	19
	– unlisted	464	140	1	605
Corporate bonds:	– listed	1,692	779	124	2,595
	– unlisted	–	–	15	15
Government bonds:	– listed	4,048	723	558	5,329
Insurance contracts		1,003	–	691	1,694
Other (liabilities)/assets		(645)	181	89	(375)
Fair value of assets		9,014	2,260	1,870	13,144
Present value of scheme obligations		(9,117)	(3,030)	(2,353)	(14,500)
Net surplus/(obligation)		(103)	(770)	(483)	(1,356)

Included in Other non-current assets		109	–	120	229
Included in Pensions and other post-employment benefits		(212)	(770)	(603)	(1,585)
		(103)	(770)	(483)	(1,356)

Actual return on plan assets		(4,710)	(253)	(550)	(5,513)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

31. Pensions and other post-employment benefits continued
				Pensions	Post-retirement benefits
Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m
Assets at 1 January 2022	13,632	2,524	2,906	19,062	–
Exchange adjustments	–	286	122	408	–
Interest income	271	71	28	370	–
Expenses	(14)	(21)	–	(35)	–
Settlements and curtailments	–	–	(8)	(8)	–
Remeasurement	(4,981)	(324)	(578)	(5,883)	–
Employer contributions	755	50	114	919	117
Scheme participants’ contributions	–	–	15	15	18
Transfer to assets held for sale/distribution	–	–	(624)	(624)	–
Benefits paid	(649)	(326)	(105)	(1,080)	(135)
Assets at 31 December 2022	9,014	2,260	1,870	13,144	–
Exchange adjustments	–	(125)	(84)	(209)	–
Interest income	430	111	60	601	–
Expenses	(14)	(16)	–	(30)	–
Settlements and curtailments	–	–	2	2	–
Remeasurement	217	85	78	380	–
Employer contributions	363	125	118	606	98
Scheme participants’ contributions	–	–	11	11	18
Benefits paid	(512)	(298)	(73)	(883)	(116)
Assets at 31 December 2023	9,498	2,142	1,982	13,622	–
Exchange adjustments	–	37	(116)	(79)	–
Interest income	426	102	59	587	–
Expenses	(12)	(11)	–	(23)	–
Settlements and curtailments	–	–	(1)	(1)	–
Remeasurement	(639)	30	62	(547)	–
Employer contributions	63	179	109	351	94
Scheme participants’ contributions	–	–	11	11	18
Benefits paid	(534)	(272)	(101)	(907)	(112)
Assets at 31 December 2024	8,802	2,207	2,005	13,014	–
During 2024, the Group made a deficit reduction contribution to the UK pension schemes of £30 million (2023: £nil), eliminating the deficit identified in the 31 December 2023 triennial funding valuation. The Group also made a contribution to the US Cash Balance
Plan of £150 million (2023: £96 million).
Employer contributions for 2025 are estimated to be approximately £270 million in respect of defined benefit pension schemes and
£80 million in respect of other post-retirement benefits.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m
Obligations at 1 January 2022	(13,299)	(3,248)	(3,644)	(20,191)	(1,243)
Exchange adjustments	–	(371)	(124)	(495)	(125)
Service cost	(13)	(7)	(126)	(146)	(22)
Past service cost	(6)	–	–	(6)	–
Interest cost	(260)	(91)	(37)	(388)	(32)
Settlements and curtailments	–	–	29	29	–
Remeasurement	3,812	360	839	5,011	228
Scheme participants’ contributions	–	–	(15)	(15)	(18)
Transfer to assets held for sale/distribution	–	–	621	621	83
Benefits paid	649	326	105	1,080	135
Obligations at 31 December 2022	(9,117)	(3,031)	(2,352)	(14,500)	(994)
Exchange adjustments	–	166	87	253	53
Service cost	–	(5)	(91)	(96)	(13)
Past service cost	(3)	–	–	(3)	–
Interest cost	(425)	(145)	(76)	(646)	(47)
Settlements and curtailments	–	–	4	4	–
Remeasurement	(189)	(40)	(40)	(269)	(40)
Scheme participants’ contributions	–	–	(11)	(11)	(18)
Benefits paid	512	298	73	883	116
Obligations at 31 December 2023	(9,222)	(2,757)	(2,406)	(14,385)	(943)
Exchange adjustments	–	(40)	133	93	(7)
Service cost	–	(3)	(94)	(97)	(14)
Past service cost	(18)	–	–	(18)	–
Interest cost	(411)	(128)	(73)	(612)	(43)
Settlements and curtailments	–	–	3	3	–
Remeasurement	876	60	67	1,003	50
Scheme participants’ contributions	–	–	(11)	(11)	(18)
Benefits paid	534	272	101	907	112
Obligations at 31 December 2024	(8,241)	(2,596)	(2,280)	(13,117)	(863)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued
The defined benefit pension obligation is analysed as follows:

	2024 £m	2023 £m	2022 £m
Funded	(12,564)	(13,782)	(13,887)
Unfunded	(553)	(603)	(613)
	(13,117)	(14,385)	(14,500)
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.50% (2023: 6.75%) in 2024, grading down to 5% in 2031 and thereafter. At 31 December 2024, the US post-retirement healthcare scheme obligation was £748 million (2023: £785 million; 2022:
£870 million). Post-retirement benefits are unfunded.
The movement in the net defined benefit liability is as follows:

	2024 £m	2023 £m	2022 £m
At 1 January	(763)	(1,356)	(1,129)
Exchange adjustments	14	44	(87)
Service cost	(97)	(96)	(146)
Past service cost	(18)	(3)	(6)
Interest cost	(25)	(45)	(18)
Settlements and curtailments	2	6	21
Remeasurements:
Return on plan assets, excluding amounts included in interest	(547)	380	(5,883)
Gain/(loss) from change in demographic assumptions	90	135	92
Gain/(loss) from change in financial assumptions	890	(137)	5,868
Experience gain/(loss)	23	(267)	(949)
Employer contributions	351	606	919
Transfer to assets held for sale/distribution	–	–	(3)
Expenses	(23)	(30)	(35)
At 31 December	(103)	(763)	(1,356)
The remeasurements included within post-retirement benefits are detailed below:

	2024 £m	2023 £m	2022 £m
Gain from change in demographic assumptions	7	7	21
Gain/(loss) from change in financial assumptions	44	(43)	219
Experience gain/(loss)	(1)	(4)	(12)
	50	(40)	228
The defined benefit pension obligation analysed by membership category is as follows:

	2024 £m	2023 £m	2022 £m
Active	1,418	1,508	1,390
Retired	8,147	8,730	8,540
Deferred	3,552	4,147	4,570
	13,117	14,385	14,500
The post-retirement benefit obligation analysed by membership category is as follows:

	2024 £m	2023 £m	2022 £m
Active	277	277	306
Retired	586	666	688
Deferred	–	–	–
	863	943	994
The weighted average duration of the defined benefit obligation is as follows:

	2024 years	2023 years	2022 years
Pension benefits	11	11	12
Post-retirement benefits	9	10	10

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
31. Pensions and other post-employment benefits continued
Sensitivity analysis
The effect of changes in assumptions used on the benefit obligations and on the 2025 annual defined benefit pension and post-
retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan memberships.

	0.25% increase £m	0.25% decrease £m
Discount rate
(Decrease)/increase in annual pension cost	(19)	17
Increase/(decrease) in annual post-retirement benefits cost	1	(1)
(Decrease)/increase in pension obligation	(309)	320
(Decrease)/increase in post-retirement benefits obligation	(17)	18
	0.75% increase £m	0.75% decrease £m
(Decrease)/increase in annual pension cost	(55)	51
Increase/(decrease) in annual post-retirement benefits cost	2	(3)
(Decrease)/increase in pension obligation	(883)	1,012
(Decrease)/increase in post-retirement benefits obligation	(49)	55

	0.25% increase £m	0.25% decrease £m
Inflation rate
Increase/(decrease) in annual pension cost	13	(12)
Increase/(decrease) in pension obligation	234	(229)
	0.75% increase £m	0.75% decrease £m
Increase/(decrease) in annual pension cost	42	(36)
Increase/(decrease) in pension obligation	737	(646)

	1 year increase £m
Life expectancy
Increase in annual pension cost	20
Increase in annual post-retirement benefits cost	2
Increase in pension obligation	380
Increase in post-retirement benefits obligation	29

	1% increase £m
Rate of future healthcare inflation
Increase in annual post-retirement benefits cost	2
Increase in post-retirement benefits obligation	22

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

32. Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee- related provisions £m	Other provisions £m	Total £m
At 1 January 2024	267	282	383	307	1,239
Exchange adjustments	57	(3)	(6)	(14)	34
Charge for the year	2,039	195	216	161	2,611
Reversed unused	(50)	(51)	(52)	(30)	(183)
Unwinding of discount	18	1	–	–	19
Utilised	(885)	(149)	(123)	(70)	(1,227)
Reclassifications and other movements	–	16	8	36	60
Transfer to pension obligations	–	(18)	–	–	(18)
At 31 December 2024	1,446	273	426	390	2,535

To be settled within one year	1,393	178	178	197	1,946
To be settled after one year	53	95	248	193	589
At 31 December 2024	1,446	273	426	390	2,535
Legal and other disputes
The Group is involved in a substantial number of legal and
other disputes, including notification of possible claims, as set out in Note 47, ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-
trust, government investigations, contract terminations and self insurance.
The Group may become involved in significant legal
proceedings in respect of which it is not possible to
meaningfully assess whether the outcome will result in a
probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the
proceedings. In these cases, the Group would provide
appropriate disclosures about such cases, but no provision
would be made.
The net charge for the year of £1,989 million (including
reversals and estimated insurance recoveries) primarily
reflected the £1.8 billion charge for the Zantac settlement and related legal fees, as well as provisions for other product
liability cases, commercial disputes and various other
government investigations.
The discount on the provision is £18 million in 2024 (2023:
£10 million). The discount was calculated using risk-adjusted projected cash flows and risk-free rates of return.
In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a
reliable estimate of the provision required to cover unasserted claims, and to determine the probability of the outflow of cash.
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
financial statements.
It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be
protracted. Indemnified disputes will result in a provision charge and a corresponding receivable.
The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £1,393 million of the amount provided at
31 December 2024 will be settled within one year, primarily
related to the resolution of Zantac. For a discussion of legal issues, see Note 47, ‘Legal proceedings’.
Major restructuring programmes
During 2024, the Group had two major restructuring
programmes: the Separation restructuring programme which
focused on the separation of GSK into two companies and is
now largely complete, plus the Significant Acquisitions
programme which is focused on the integration of recent
acquisitions.
Restructuring provisions primarily include severance costs
when management has made a formal decision to eliminate
certain positions and this has been communicated to the
groups of employees affected and appropriate consultation
procedures completed, where appropriate. No provision is
made for staff severance payments that are paid immediately.
The discount on the provisions increased by £1 million in 2024
(2023: increased by £0.4 million).
Transfer to pension obligations reflects augmentation costs of
£18 million relating to defined benefit plans arising from staff redundancies, as shown in Note 31, ‘Pensions and other post-
employment benefits’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
32. Other provisions continued
Employee-related provisions
Employee-related provisions include obligations for certain
medical benefits to disabled employees and their spouses in
the US.
At 31 December 2024, the provision for these benefits
amounted to £46 million (2023: £48 million). Other employee
benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Given the nature of these provisions, the amounts are likely to be settled over many years.
Other provisions
Included in other provisions are provisions for onerous
contracts, insurance provisions and a number of other
provisions including vehicle insurance, environmental
remediation and regulatory matters.

33. Contingent consideration liabilities
The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi-ViiV Healthcare £m	Affinivax £m	Novartis Vaccines £m	Other £m	Total £m
At 1 January 2022	5,559	–	479	38	6,076
Remeasurement through income statement	1,431	17	231	(34)	1,645
Exchange movement through reserves	–	2	–	–	2
Initial recognition from business combinations	–	482	–	–	482
Cash payments: operating cash flows	(1,031)	–	(27)	–	(1,058)
Cash payments: investing activities	(69)	–	(10)	–	(79)
At 31 December 2022	5,890	501	673	4	7,068
Remeasurement through income statement	934	44	(210)	–	768
Exchange movement through reserves	–	(29)	–	–	(29)
Cash payments: operating cash flows	(1,106)	–	(28)	–	(1,134)
Cash payments: investing activities	–	–	(11)	–	(11)
At 31 December 2023	5,718	516	424	4	6,662
Initial recognition from business combinations	–	–	–	104	104
Remeasurement through income statement	1,533	(22)	215	36	1,762
Exchange movement through reserves	–	8	–	(2)	6
Cash payments: operating cash flows	(1,190)	–	(45)	–	(1,235)
Cash payments: investing activities	–	–	(19)	–	(19)
At 31 December 2024	6,061	502	575	142	7,280
Contingent consideration payable of £96 million was recognised at acquisition for the purchase of 100% of the equity of Aiolos
Bio, Inc. Further information on the acquisition is provided in Note 41, ‘Acquisitions and disposals’.
Of the contingent consideration payable at 31 December 2024, £1,172 million (2023: £1,053 million) is expected to be paid within one year.
The considerations payable for the acquisition of the Shionogi-ViiV Healthcare joint venture, Affinivax and the Novartis Vaccines business are expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, shown above. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% (2023: 8%), the Affinivax contingent consideration liability is discounted at 9.0% (2023: 8.5%) and the Novartis Vaccines contingent consideration liability is discounted at 8.0% (2023: 7.5%) for commercialised products and at 9.0% (2023: 8.5%) for pipeline assets.
The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.
The Affinivax contingent consideration is based upon two potential milestone payments, each of $0.6 billion (£0.5 billion) which will be paid if certain paediatric clinical development milestones are achieved.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
33. Contingent consideration liabilities continued
The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of the largest contingent consideration liabilities.

		2024		2023
Increase/(decrease) in financial liability and loss/(gain) in income statement	Shionogi-ViiV Healthcare £m	Affinivax £m	Novartis Vaccines £m	Shionogi-ViiV Healthcare £m	Affinivax £m	Novartis Vaccines £m
10% increase in sales forecasts*	573	N/A	83	539	n/a	63
15% increase in sales forecasts*	857	N/A	125	807	n/a	94
10% decrease in sales forecasts*	(572)	N/A	(83)	(539)	n/a	(62)
15% decrease in sales forecasts*	(856)	N/A	(125)	(808)	n/a	(92)
1% increase in discount rate	(180)	N/A	(38)	(174)	(12)	(26)
1.5% increase in discount rate	(267)	(20)	(55)	(256)	(18)	(38)
1% decrease in discount rate	194	14	43	184	13	30
1.5% decrease in discount rate	298	21	67	281	19	47
10 cent appreciation of US Dollar	431	43	14	386	44	11
15 cent appreciation of US Dollar	677	68	22	604	69	17
10 cent depreciation of US Dollar	(368)	(37)	(12)	(330)	(38)	(8)
15 cent depreciation of US Dollar	(533)	(54)	(17)	(478)	(54)	(12)
10 cent appreciation of Euro	77	N/A	22	91	n/a	19
15 cent appreciation of Euro	123	N/A	35	144	n/a	30
10 cent depreciation of Euro	(65)	N/A	(19)	(79)	n/a	(16)
15 cent depreciation of Euro	(95)	N/A	(27)	(113)	n/a	(22)
10% increase in probability of milestone success	N/A	N/A	22	n/a	75	21
10% decrease in probability of milestone success	N/A	(73)	(11)	n/a	(75)	(10)
*The sales forecast is for ViiV Healthcare sales only in respect of the Shionogi-ViiV Healthcare contingent consideration.

34. Other non-current liabilities

	2024 £m	2023 £m
Accruals	6	4
Deferred income	165	254
Other payables	929	849
	1,100	1,107
Other payables includes a number of employee-related liabilities including employee savings plans.

35. Contingent liabilities
At 31 December 2024, contingent liabilities where GSK has a present obligation as a result of a past event, comprising guarantees and other items arising in the normal course of business, amounted to £26 million (2023: £32 million). At 31 December 2024, £0.5 million (2023: £0.2 million) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. If it is not possible to meaningfully assess whether the outcomes will result in a probable outflow, or to quantify or reliably estimate the liability, if any, no provision is recorded. Descriptions of the significant legal and other disputes to which the Group is a party are set out in Note 47, ‘Legal proceedings’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

36. Commitments

Contractual obligations and commitments	2024 £m	2023 £m
Contracted for but not provided in the financial statements:
Intangible assets	19,183	16,329
Property, plant and equipment	754	762
Investments	203	153
	20,140	17,244
The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts disclosed are not risk-adjusted or discounted. The increase in intangible asset commitments in
2024 is mainly attributable to new R&D collaborations and acquisitions, including with Shanghai Hansoh Biomedical Co. Ltd and
Jiangsu Hengrui Pharmaceuticals Co., Ltd.
In addition, within intangible assets commitments the Group has disclosed £38 million (2023: £30 million) related to nature-based carbon credit projects, which aligns with GSK’s commitments to a net-zero, nature positive world, and within property, plant and equipment commitments of £34 million (2023: £46 million) related to the transition to a lower-carbon propellant solution.
In the previous year, £30 million relating to nature-based carbon credits projects was included in purchase commitments and is now included in intangible asset commitments. Lease contracts that have not commenced are not disclosed as these are not material.
For the Group's commitments related to interest on debt and future finance charges on leases refer to Note 44 'Financial instruments’.
The table excludes any amounts already capitalised in the financial statements for the year ended 31 December 2024.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

37. Share capital and share premium account
Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. The consolidation was approved by GSK shareholders at a General Meeting held on 6 July 2022. Shareholders received 4 new Ordinary shares with a nominal value of 31¼
pence each for every 5 existing Ordinary shares which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in
2022.

	Ordinary shares of 25p each pre-share consolidation Ordinary shares of 31¼p each post-share consolidation		Share premium
	Number	£m	£m
Share capital issued and fully paid:
At 1 January 2022	5,387,015,059	1,347	3,301
Impact of share consolidation	(1,077,403,011)	–	–
Issued under employee share schemes	1,731,293	–	25
Ordinary shares acquired by ESOP Trusts	–	–	114
At 31 December 2022	4,311,343,341	1,347	3,440
Issued under employee share schemes	802,642	1	9
Ordinary shares acquired by ESOP Trusts	–	–	2
At 31 December 2023	4,312,145,983	1,348	3,451
Issued under employee share schemes	2,157,751	–	20
Ordinary shares acquired by ESOP Trusts	–	–	2
At 31 December 2024	4,314,303,734	1,348	3,473
At 31 December 2024, of the issued share capital, 64,314,305 shares were held in the ESOP Trusts, out of which 63,666,947 shares were held for the future exercise of share awards and 647,358 shares were held for the Executive Supplemental Savings plan. 169,171,555 shares were held as Treasury shares and 4,080,818,273 shares were in free issue. All issued shares are fully paid and there are no shares authorised but not in issue. The nominal, carrying and market values of the shares held in the ESOP
Trusts are disclosed in Note 45, ‘Employee share schemes’.

38. Movements in equity
Retained earnings and other reserves amounted to £8,850 million at 31 December 2024 (2023: £8,548 million; 2022: £5,811 million) of which £452 million (2023: £451 million; 2022: £463 million) related to associates and joint ventures.
The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2022	(803)	(9)	(181)	(993)
Exchange movements on overseas net assets and net investment hedges	109	4	(28)	85
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	2	–	–	2
Movement attributable to continuing operations	(692)	(5)	(209)	(906)
Movement attributable to discontinued operations[1]	263	–	112	375
At 31 December 2022	(429)	(5)	(97)	(531)
Exchange movements on overseas net assets and net investment hedges	(41)	19	(25)	(47)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(34)	–	–	(34)
At 31 December 2023	(504)	14	(122)	(612)
Exchange movements on overseas net assets and net investment hedges	(380)	(12)	(4)	(396)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(87)	–	–	(87)
At 31 December 2024	(971)	2	(126)	(1,095)
(1)Includes £554 million reclassification to the consolidated income statement of net exchange gains related to the demerger of the Consumer Healthcare business.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
38. Movements in equity continued
The analysis of other comprehensive income by equity category is as follows:

2024	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(380)	(12)	–	(392)
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	(87)	–	–	(87)
Fair value movements on cash flow hedges	–	–	–	–
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Cost of hedging	–	(4)	–	(4)
Reclassification of cash flow hedges to income statement	–	4	–	4
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(4)	(4)
Fair value movements on equity investments	–	(100)	–	(100)
Tax on fair value movements on equity investments	–	17	–	17
Remeasurement on defined benefit plans	506	–	–	506
Tax on remeasurement defined benefit plans	(122)	–	–	(122)
Fair value movements on cash flow hedges	–	8	–	8
Total other comprehensive (expense)/income for the year	(83)	(86)	(4)	(173)

2023	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(41)	19	–	(22)
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	(34)	–	–	(34)
Fair value movements on cash flow hedges	–	(1)	–	(1)
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Reclassification of cash flow hedges to income statement	–	4	–	4
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(25)	(25)
Fair value movements on equity investments	–	(244)	–	(244)
Tax on fair value movements on equity investments	–	14	–	14
Remeasurement on defined benefit plans	71	–	–	71
Tax on remeasurement defined benefit plans	(41)	–	–	(41)
Fair value movements on cash flow hedges	–	(40)	–	(40)
Total other comprehensive (expense)/income for the year	(45)	(247)	(25)	(317)

2022	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	109	4	–	113
Reclassification of exchange movements on liquidation or disposal of subsidiaries and associates	2	–	–	2
Fair value movements on cash flow hedges	–	(18)	–	(18)
Deferred tax on fair value movements on cash flow hedges	–	9	–	9
Reclassification of cash flow hedges to income statement	–	14	–	14
Items that will not be reclassified to income statement:	–	–	–	–
Exchange movements on overseas net assets of non-controlling interests	–	–	(28)	(28)
Fair value movements on equity investments	–	(754)	–	(754)
Tax on fair value movements on equity investments	–	56	–	56
Remeasurement on defined benefit plans	(786)	–	–	(786)
Tax on remeasurement defined benefit plans	211	–	–	211
Fair value movements on cash flow hedges	–	(6)	–	(6)
Other comprehensive (expense)/income for the year from continuing operations	(464)	(695)	(28)	(1,187)
Other comprehensive (expense)/income for the year from discontinued operations	375	(19)	–	356
Total other comprehensive (expense)/income for the year	(89)	(714)	(28)	(831)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
38. Movements in equity continued
Information on net investment hedges is provided in part (d) of Note 44 ‘Financial instruments and related disclosures'.
The analysis of other reserves is as follows:

	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m
At 1 January 2022	(28)	383	(21)	2,129	2,463
Exchange adjustments	(36)	28	12	–	4
Transferred to retained earnings in the year on disposal of equity investments	–	(21)	17	–	(4)
Balances derecognised on demerger	–	–	(169)	–	(169)
Net fair value movement in the year (including tax)	–	(698)	141	–	(557)
Ordinary shares acquired by ESOP Trusts	(1,200)	–	–	–	(1,200)
Write-down of shares held by ESOP Trusts	911	–	–	–	911
At 31 December 2022	(353)	(308)	(20)	2,129	1,448
Exchange adjustment	26	(5)	(2)	–	19
Transferred to Retained earnings in the year on disposals of equity investments	–	33	–	–	33
Reclassification of cash flow hedges to income statement	–	–	4	–	4
Hedging gain/loss transferred to non-financial assets	–	–	36	–	36
Net fair value movement in the year (including tax)	–	(230)	(40)	–	(270)
Ordinary shares acquired by ESOP Trusts	(285)	–	–	–	(285)
Write-down of shares held by ESOP Trusts	324	–	–	–	324
At 31 December 2023	(288)	(510)	(22)	2,129	1,309
Exchange adjustments	(12)	–	–	–	(12)
Transferred to retained earnings in the year on disposal of equity investments	–	(66)	–	–	(66)
Reclassification of cash flow hedges to income statement	–	–	4	–	4
Hedging gain/(loss) transferred to non-financial assets	–	–	(6)	–	(6)
Cost of hedging	–	–	(4)	–	(4)
Net fair value movement in the year (including tax)	–	(83)	9	–	(74)
Ordinary shares acquired by ESOP Trusts	(459)	–	–	–	(459)
Write-down of shares held by ESOP Trusts	362	–	–	–	362
At 31 December 2024	(397)	(659)	(19)	2,129	1,054
Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December
2024 (2023: £1,849 million; 2022: £1,849 million). Other reserves also include the capital redemption reserve created as a result of the previous share buyback programme amounting to £280 million at 31 December 2024 (2023: £280 million; 2022: £280 million)
which ceased in 2014.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

39. Non-controlling interests
Total non-controlling interests includes the following individually material non-controlling interests. Other non-controlling interests are individually not material.
ViiV Healthcare
GSK holds 78.3% of the ViiV Healthcare sub-group, giving rise to a material non-controlling interest. Summarised financial information available at the latest practicable date in respect of the ViiV Healthcare sub-group is as follows:

	2024 £m	2023 £m	2022 £m
Turnover	7,023	6,308	5,619
Profit after taxation	1,619	2,034	1,528
Other comprehensive income/(expense)	7	(19)	94
Total comprehensive income	1,626	2,015	1,622

	2024 £m	2023 £m
Non-current assets	2,649	2,528
Current assets	3,479	3,330
Total assets	6,128	5,858

Current liabilities	(4,218)	(3,881)
Non-current liabilities	(8,566)	(8,453)
Total liabilities	(12,784)	(12,334)
Net liabilities	(6,656)	(6,476)

	2024 £m	2023 £m	2022 £m
Net cash inflow from operating activities	2,554	2,192	3,442
Net cash outflow from investing activities	(106)	(2)	(174)
Net cash outflow from financing activities	(2,518)	(2,463)	(2,718)
Increase/(decrease) in cash and bank overdrafts in the year	(70)	(273)	550
The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The profit after taxation of £1,619 million (2023:
£2,034 million; 2022: £1,528 million) is stated after charging preferential dividends payable to GSK and Pfizer and after a charge of
£1,377 million (2023: £858 million; 2022: £1,483 million) for remeasurement of contingent consideration payable. This consideration is expected to be paid over a number of years.
The following amounts attributable to the ViiV Healthcare group are included in GSK’s financial statements:

	2024 £m	2023 £m	2022 £m
Share of profit for the year attributable to non-controlling interest	357	373	415
Dividends paid to non-controlling interest	392	398	480
Non-controlling interest in the consolidated balance sheet	(683)	(648)	(611)

40. Related party transactions
At 31 December 2024, a loan of £0.8 million (2023: £0.8 million) to Index Ventures and a loan of £2.3 million (2023: £0.6 million ) to
Medicxi Ventures I LP remained due to GSK. Cash distributions were received from the investment in Medicxi Ventures I LP of
£15.3 million (2023: Medicxi Ventures I LP of £10.7 million).
The Group had no other significant related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.
The aggregate compensation of the Directors and GLT is given in Note 9, ‘Employee costs’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

41. Acquisitions and disposals
Details of the acquisition and disposal of significant subsidiaries, associates, joint ventures and other businesses are given below:
2024
On 9 January 2024, GSK announced it had entered into an agreement to acquire 100% of Aiolos Bio, Inc. (Aiolos), a clinical stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a total cash consideration of US$1,004 million (£800 million) as adjusted for working capital acquired paid upon closing and up to US$400 million (£319 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$120 million (£96 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui). The
acquisition completed on 14 February 2024.
During 2024, no sales arising from the Aiolos business were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired asset.
GSK continues to support the ongoing development of the acquired asset and consequently this asset will be loss making until regulatory approval on this asset is received. The development of this asset has been integrated into the Group’s existing R&D activities, so it is impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended
31 December 2024.
Goodwill of £191 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment. None of the goodwill is expected to be deductible for tax purposes.

Total £m
Net assets acquired:
Intangible assets	886
Trade and other receivables	10
Cash and cash equivalents	23
Trade and other payables	(26)
Deferred tax liabilities	(188)
705
Goodwill	191
Total consideration	896
On 6 June 2024, GSK announced that it had acquired Elsie Biotechnologies, a San Diego-based private biotechnology company dedicated to unlocking the full potential of oligonucleotide therapeutics, for a total consideration of up to US$51 million
(approximately £40 million), including up to US$10 million (£8 million) in certain success-based development and regulatory milestone payments. The key assets and liabilities recognised at acquisition include goodwill of US$23 million (£19 million), intangible assets of US$35 million (£27 million) and a deferred tax liability of US$7 million (£6 million). The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement is not subject to closing conditions and the acquisition has been completed.
Business disposals
GSK completed no material business disposals in 2024.
Associates and joint ventures
GSK completed no material investments or disposals of associates or joint ventures during the year.
Cash flows

	Business acquisitions £m	Business disposals £m
Cash consideration paid	(773)	–
Net deferred consideration paid	(57)	(18)
Transaction costs	(5)	–
Cash and cash equivalents acquired	25	–
Cash outflow	(810)	(18)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
41. Acquisitions and disposals continued
2023
Business acquisitions
On 28 June 2023, GSK completed the acquisition of BELLUS Health Inc. (“Bellus") which was effected through a Plan of
Arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act. The Arrangement was approved by Bellus’
shareholders on 16 June 2023. Upon completion, GSK acquired all outstanding common shares of Bellus for US$14.75 per common share in cash, representing a total equity value of US$2 billion (£1.6 billion). The acquisition provides GSK access to camlipixant, a potential best-in-class and highly selective P2X3 antagonist currently in phase III development for the first-line treatment of adult patients with refractory chronic cough (RCC).

Total £m
Net assets acquired:
Intangible assets	1,438
Non-current equity investments	2
Right of use assets	1
Trade and other receivables	96
Investments held as current assets	51
Cash and cash equivalents	148
Lease liabilities	(1)
Trade and other payables	(103)
Deferred tax liabilities	(136)
1,496
Non-controlling interest	–
Goodwill	109
Total consideration	1,605
In 2023, the provisional values of the identifiable assets and liabilities acquired in the Affinivax, Inc. business combination were updated for the finalisation of the fair value of intangible assets, resulting in an increase in intellectual property of £39 million, a decrease to goodwill of £31 million and a decrease to deferred tax of £8 million. The amounts recognised at 31 December 2022 have not been restated on the basis of materiality.
Business disposals
GSK completed no material business disposals in 2023.
Associates and joint ventures
GSK completed no material investments or disposals of associates or joint ventures during the year.
Cash flows

	Business acquisitions £m	Business disposals £m
Cash consideration (paid)/received	(1,605)	68
Net deferred consideration paid	–	(19)
Transaction costs	(17)	–
Cash and cash equivalents acquired/(divested)	148	–
Cash (outflow)/inflow	(1,474)	49

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
41. Acquisitions and disposals continued
2022
Business acquisitions
On 1 July 2022, GSK completed the acquisition of 100% of Sierra Oncology, Inc., a California-based, late-stage biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer, for $1.9 billion (£1.6 billion). The main asset is momelotinib which targets the medical needs of myelofibrosis patients with anaemia. Total transaction costs were £52 million.
On 15 August 2022, GSK completed the acquisition of 100% of Affinivax, Inc. a clinical-stage biopharmaceutical company based in
Cambridge, Boston, Massachusetts focused on pneumococcal vaccine candidates. The consideration for the acquisition comprised an upfront payment of $2.2 billion (£1.8 billion) as adjusted for working capital acquired paid upon closing and two potential milestone payments each of $0.6 billion (£0.5 billion) to be paid upon the achievement of certain paediatric clinical development milestones. The estimated fair value of the contingent consideration payable was £482 million. The values were provisional and were subject to change. The total transaction costs were £71 million.
During 2022, no sales arising from the Sierra Oncology or Affinivax businesses were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired assets.
GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The development of these assets has been integrated into the Group’s existing
R&D activities, so it was impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended 31 December 2022.
Goodwill of £1,127 million (£162 million for Sierra Oncology and £965 million for Affinivax), which is not expected to be deductible for tax purposes, has been recognised. The goodwill represents workforce in place, and specific synergies available to GSK from the business combinations. The goodwill has been allocated to the Group’s Commercial Operations and R&D segments (refer to
Note 19 ‘Goodwill’ for allocation methodology).

	Sierra Oncology £m	Affinivax £m	Total £m
Net assets acquired
Intangible assets	1,497	1,467	2,964
Property, plant and equipment	–	30	30
Right of use assets	1	52	53
Inventory	60	–	60
Trade and other receivables	2	17	19
Cash and cash equivalents	175	109	284
Lease liabilities	(1)	(55)	(56)
Trade and other payables	(40)	(77)	(117)
Taxation	(259)	(236)	(495)
	1,435	1,307	2,742
Goodwill	162	965	1,127
Total	1,597	2,272	3,869
Total cash	1,597	1,790	3,387
Fair value of contingent consideration	–	482	482
On 24 November 2022 GSK signed an agreement to buy out the 25% non-controlling interest in Glaxo Saudi Arabia Ltd for
SAR94 million (£21 million), paid in 2023.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
41. Acquisitions and disposals continued
Demerger of Consumer Healthcare business
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon plc, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon plc was held in aggregate by GSK shareholders, 6.0% was held by GSK (including shares received by GSK’s consolidated ESOP trusts) and 7.5% was held by certain Scottish Limited
Partnerships (SLPs) set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for
GSK’s UK defined benefit pension schemes (Note 31, 'Pensions and other post-employment benefits'). The aggregate ownership by
GSK (including ownership by the ESOP trusts and SLPs) after the demerger of 13.5% was measured at fair value with changes through profit or loss. In 2022, Pfizer held 32% of Haleon plc after the demerger.
Under IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and it is no longer at the entity’s discretion. The liability and equity movement, and associated gain on distribution were recognised in Q3 2022 when the demerger distribution was authorised and occurred.
The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net carrying amount of the Consumer
Healthcare business in the consolidated financial statements, including the retained 13.5% and net of the amount attributable to the non-controlling interest, was approximately £11 billion at the end of June. GSK’s £6.3 billion share of the shareholder loans made in
Q1 2022 in advance of the pre-separation dividends was eliminated in the consolidated financial statements. The assets distributed were reduced by Consumer Healthcare transactions up to 18 July that principally included pre-separation dividends declared and settled after the end of Q2 2022 and before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK)
of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion
(£0.4 billion attributable to GSK) from available cash balances.
The fair value of the 54.5% ownership of the Consumer Healthcare business distributed was £15.5 billion. This was measured by reference to the quoted average Haleon plc share price over the first five days of trading, this being a fair value measured with observable inputs which was considered to be representative of the fair value at the distribution date. A gain on distribution of this fair value less book value of the attributable net assets of the Consumer Healthcare business of £7.7 billion was recorded in the income statement in 2022. There was an additional gain of £2.4 billion to remeasure the retained 13.5% from its book value to fair value of £3.9 billion using the same fair value methodology as used for the distributed shares. The gain on distribution and on remeasurement of the retained stake upon demerger was presented as part of discontinued operations. Any future gains or losses on the retained stake in Haleon plc will be recognised in continuing operations. In addition, there was a reclassification of the
Group’s share of cumulative exchange differences arising on translation of the foreign currency net assets of the divested subsidiaries and offsetting net investment hedges from reserves into the income statement of £0.6 billion. The total gain on demerger of Consumer Healthcare was £10.1 billion. These transactions were presented in profit from discontinued operations in
2022.

2022 £m
Fair value of the Consumer Healthcare business distributed (54.5%)	15,526
Fair value of the retained ownership in Haleon plc (13.5%)	3,853
Total fair value	19,379
Carrying amount of the net assets and liabilities distributed/de-recognised	(12,887)
Carrying amount of the non-controlling interest de-recognised	3,038
Gain on demerger before exchange movements and transaction costs	9,530
Reclassification of exchange movements and net investment hedge movements on disposal of overseas subsidiaries	554
Total gain on the demerger of Consumer Healthcare	10,084
Consumer Healthcare was presented as a discontinued operation as at 30 June 2022 and disclosed as such in the interim financial statements. The Consolidated Income Statement and Consolidated Cash Flow Statement distinguish discontinued operations from continuing operations. Financial information relating to the operations of Consumer Healthcare for the period is set out on the following page and includes financial information until 18 July 2022.
This financial information differs both in purpose and basis of preparation from the Historical Financial Information and the Interim
Financial Information included in the Haleon prospectus and from that which was published by Haleon plc on 2 March 2023. As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
41. Acquisitions and disposals continued

Total results	2022 £m
Turnover	5,581
Expense	(4,730)
Profit before tax	851
Taxation	(235)
Tax rate %	27.6%
(Loss)/profit after taxation from discontinued operations: Consumer Healthcare	616
Other gains/(losses) on demerger	2,433
Remeasurement of discontinued operations distributed to shareholders on demerger	7,651
Profit after taxation on demerger of discontinued operations	10,700
Non-controlling interest in discontinued operations	205
Earnings attributable to shareholders from discontinued operations	10,495
Earnings per share from discontinued operations	260.6p
Other business disposals
There were no other material business disposals in 2022.

Cash flows	Business acquisitions £m	Business disposals - demerger £m	Business disposals - other £m
Cash consideration	(3,392)	–	–
Net deferred consideration paid	–	–	(34)
Cash and cash equivalents (divested)/acquired	284	(933)	(9)
	(3,108)	(933)	(43)
Transaction costs paid	(79)	(141)	–
Cash (outflow)/inflow	(3,187)	(1,074)	(43)
Cash consideration for business acquisitions included £5 million related to other business acquisition activity.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

42. Adjustments reconciling Total profit after tax to operating cash flows

	2024 £m	2023 £m	2022 £m
Total profit after tax from continuing operations	2,951	5,308	4,921

Tax on profits	526	756	707
Share of after-tax (profits)/losses of associates and joint ventures	3	5	2
Finance expense net of finance income	547	677	803
Depreciation	1,097	1,082	1,061
Amortisation of intangible assets	1,454	1,212	1,086
Impairment and assets written off	408	467	481
(Profit)/loss on sale of businesses	11	–	(36)
Profit on sale of intangible assets	(170)	(12)	(185)
Profit on sale of investments in associates	(6)	(1)	–
Profit on sale of equity investments	(10)	–	(1)
Changes in working capital:
Decrease/(increase) in inventories	(294)	(424)	(269)
Decrease/(increase) in trade receivables	298	(794)	(158)
Increase/(decrease) in trade payables	(179)	(15)	494
Decrease/(increase) in other receivables	42	145	(458)
Contingent consideration paid (see Note 33)	(1,235)	(1,134)	(1,058)
Other non-cash increase in contingent consideration liabilities	1,834	492	1,628
Increase/(decrease) in other payables	(610)	689	(5)
Increase/(decrease) in pension and other provisions	999	(457)	(962)
Share-based incentive plans	344	307	346
Fair value adjustments	(39)	(107)	(283)
Other	(110)	(100)	(170)
Operating cash flow from continuing operations	7,861	8,096	7,944
Operating cash flow from discontinued operations	–	–	932

Total cash generated from operations	7,861	8,096	8,876

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

43. Reconciliation of net cash flow to movement in net debt

	2024 £m	2023 £m	2022 £m
Net debt, at beginning of year, as adjusted	(15,040)	(17,197)	(19,838)
Increase/(decrease) in cash and bank overdrafts	599	(468)	(7,597)
Decrease in liquid investments	(21)	(72)	(1)
Repayment of long-term loans(1)	1,615	2,260	6,668
Issue of long-term notes	(1,075)	(223)	(1,025)
Net decrease/(increase) in short-term loans	811	333	(1,021)
Increase in other short-term loans(2)	(266)	–	–
Repayment of other short-term loans(2)	81	–	–
Repayment of lease liabilities	226	197	202
Net investments/(debt) of subsidiary undertakings acquired	–	50	(24)
Exchange adjustments	117	554	(1,531)
Other non-cash movements	(142)	(474)	(207)
Decrease/(increase) in net debt from continuing operations	1,945	2,157	(4,536)
Decrease/(increase) in net debt from discontinued operations	–	–	7,177

Total net debt at end of year	(13,095)	(15,040)	(17,197)

(1)
Repayment of long-term loans for 2024 of £1,615 million (2023: £2,260 million; 2022: £6,668 million) includes the current portion of long-term borrowings of £1,615 million (2023: £2,116 million; 2022: £5,074 million) which was classified as short-term borrowing on the balance sheet and previously presented as repayment of short-term loans

(2)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months.

Analysis of changes in net debt	At 1 January 2024 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2024 £m
Liquid investments	42	–	–	–	–	–	(21)	21
		–	–	–	–	–	–	–
Cash and cash equivalents	2,936	(54)	–	–	–	–	988	3,870
Overdrafts	(78)	–	–	–	–	–	(389)	(467)
	2,858	(54)	–	–	–	–	599	3,403
Debt due within one year:
Commercial paper	(815)	4	–	–	–	–	811	–
European/US MTN & Bank facilities	(1,651)	51	(20)	–	–	(1,414)	1,615	(1,419)
Lease liabilities	(156)	5	6	–	–	(249)	226	(168)
Other	(113)	(11)	14	–	–	–	(185)	(295)
	(2,735)	49	–	–	–	(1,663)	2,467	(1,882)
Debt due after one year:
European/US MTN & Bank facilities	(14,154)	127	–	(15)	–	1,414	(1,075)	(13,703)
Lease liabilities	(1,051)	5	(137)	–	–	249	–	(934)
	(15,205)	132	(137)	(15)	–	1,663	(1,075)	(14,637)

Net debt	(15,040)	127	(137)	(15)	–	–	1,970	(13,095)

Interest payable	(162)	–	(30)	(602)	–	–	632	(162)
Derivative financial instruments	16	–	–	–	31	–	(129)	(82)
Total liabilities from financing activities*	(18,086)	181	(167)	(617)	31	–	1,895	(16,763)

*	Excluding cash and cash equivalents, overdrafts and liquid investments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
43. Reconciliation of net cash flow to movement in net debt continued

Analysis of changes in net debt	At 1 January 2023 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2023 £m
Liquid investments	67	(4)	51				(72)	42

Cash and cash equivalents	3,723	(105)	–	–	–	–	(682)	2,936
Overdrafts	(298)	6	–	–	–	–	214	(78)
	3,425	(99)	–	–	–	–	(468)	2,858

Debt due within one year:
Commercial paper	(1,191)	56	–	–	–	–	320	(815)
European/US MTN & Bank facilities	(2,146)	48	–	–	–	(1,669)	2,116	(1,651)
Lease liabilities	(167)	12	(3)	–	–	(195)	197	(156)
Other	(150)	21	3	–	–	–	13	(113)
	(3,654)	137	–	–	–	(1,864)	2,646	(2,735)

Debt due after one year:
European/US MTN & Bank facilities	(16,194)	469	–	(19)	–	1,669	(79)	(14,154)
Lease liabilities	(841)	42	(447)	–	–	195	–	(1,051)
	(17,035)	511	(447)	(19)	–	1,864	(79)	(15,205)

Net debt	(17,197)	545	(396)	(19)	–	–	2,027	(15,040)

Interest payable	(207)	1	(29)	(693)	–	–	766	(162)
Derivative financial instruments	8	–	–	–	343	–	(335)	16
Total liabilities from financing activities*	(20,888)	649	(476)	(712)	343	–	2,998	(18,086)
*Excluding cash and cash equivalents, overdrafts and liquid investments.
For further information on significant changes in net debt see Note 30, ‘Net debt’.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

44. Financial instruments and related disclosures
The objective of GSK’s Treasury activities is to minimise the net cost of financial operations and reduce its volatility to benefit earnings and cash flows. GSK uses a variety of financial
instruments to finance its operations and derivative financial instruments to manage market risks from these operations.
Derivatives principally comprise foreign exchange forward
contracts and swaps which are used to swap borrowings and
liquid assets into currencies required for Group purposes as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates. These financial instruments reduce the uncertainty of foreign currency
transactions and interest payments.
Derivatives are used exclusively for hedging purposes in
relation to underlying business activities and not as trading or speculative instruments.
Capital management
GSK’s financial strategy supports the Group’s strategic
priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity.
The capital structure of the Group consists of net debt of £13 billion (2023: £15 billion) (see Note 30, ‘Net debt’) and total equity, including items related to non-controlling interests, of
£13 billion (2023: £13 billion ) (see ‘Consolidated statement of changes in equity’ on page 184). Total capital, including that provided by non-controlling interests, is £26 billion (2023:
£28 billion).
The Group continues to manage its financial policies to a credit profile that particularly targets ratings of at least A2/A (Moody's/
S&P), through the cycle. The Group’s long-term credit rating with Standard & Poor’s is A (stable outlook) and with Moody’s
Investor Services is A2 (stable outlook). The Group’s short-term credit ratings are A-1 and P-1 with Standard & Poor’s and
Moody’s respectively.
Liquidity risk management
GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets. Each day, GSK sweeps cash to or from a number of global subsidiaries and central Treasury accounts for liquidity management purposes. GSK utilises both physical and notional cash pool arrangements as appropriate by location
and currency. For notional cash pools, liquidity is drawn against foreign currency balances to provide both local funding and
central liquidity as required and with balances actively
managed and maintained to appropriate levels. As balances in notional pooling arrangements are not settled across
currencies, gross cash and overdraft balances are reported.
At 31 December 2024, GSK had £2.3 billion (2023: £2.8 billion)
of borrowings repayable within one year and held £3.9 billion
(2023: £3.0 billion) of cash and cash equivalents and liquid investments of which £3.1 billion (2023: £2.2 billion) was held centrally.
GSK has access to short-term finance under a $10 billion (£8 billion) US commercial paper programme. There was no US
commercial paper in issue at 31 December 2024 (2023: $850
million (£667 million)). Maximum drawdowns under the US
Commercial Paper programme during the year were
$1,315 million (£1,048 million) (2023: $3,262 million (£2,579 million)). GSK has access to short-term finance under a £5
billion Euro commercial paper programme. There was no Euro
Commercial paper in issue at 31 December 2024 (2023: €170
million (£148 million)). Maximum drawdowns under the Euro
Commerical Paper programme during the year were €170
million (£145 million) (2023: €927 million (£800 million)).
GSK has £1.6 billion of three-year and $2.2 billion (£1.8 billion)
of 364 day committed facilities. These committed facilities were undrawn at 31 December 2024. GSK considers this level of
committed facilities to be adequate, given current liquidity requirements.
GSK has a £20 billion Euro Medium Term Note programme and
at 31 December 2024, £9.2 billion of notes were in issue under this programme. The Group also had $7.5 billion (£5.9 billion)
of notes in issue at 31 December 2024 under a US shelf
registration. GSK’s borrowings mature at dates between 2025
and 2045.
The put option owned by Pfizer in ViiV Healthcare is
exercisable. In reviewing liquidity requirements GSK considers that sufficient financing options are available should the put option be exercised.
Market risk
Interest rate risk management
GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating rates over time.
The Group’s main interest rate risk arises from borrowings and investments with floating rates and refinancing of maturing fixed rate debt where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The policy on interest rate risk management limits the net amount of
floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.
The majority of debt is issued at fixed interest rates and
changes in the floating rates of interest do not significantly affect the Group’s net interest charge. Short-term borrowings including bank facilities are exposed to the risk of future
changes in market interest rates as are the majority of cash and liquid investments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
Foreign exchange risk management
The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible.
Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal
trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk.
Where possible, GSK manages the cash surpluses or
borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the
originating currency.
In order to reduce foreign currency translation exposure, the
Group seeks to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily
denominated in US Dollars, Euros and Sterling. Borrowings can
be swapped into other currencies as required.
Borrowings denominated in, or swapped into, foreign
currencies that match investments in overseas Group assets
may be treated as a hedge against the relevant assets.
Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see
‘Net investment hedges’ section of this note for further details).
Credit risk
Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable
derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.
The Group considers its maximum credit risk at 31 December
2024 to be £9,986 million (31 December 2023: £9,528 million)
which is the total of the Group’s financial assets with the
exception of ’Other investments’ (comprising equity
investments) which bear equity risk rather than credit risk. See page 249 for details on the Group’s total financial assets. At
31 December 2024, GSK’s greatest concentration of credit risk was £1.1 billion with a wholesaler in the US (2023: £1.2 billion with a wholesaler in the US). See page 247 for further
information on the Group’s credit risk exposure in respect of the three largest US wholesaler customers.
There has been no change in the estimation techniques or
significant assumptions made during the current and prior
reporting periods in assessing the loss allowance for financial assets at amortised cost or at FVTOCI.
Treasury-related credit risk
GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit
ratings from Moody’s and Standard & Poor’s. Usage of these
limits is actively monitored.
GSK actively manages its exposure to credit risk, reducing
surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate
cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid
investments, cash and cash equivalents and derivatives.
The gross asset position on each derivative contract is
considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 257 sets out the Group’s
financial assets and liabilities on an offset basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
At 31 December 2024, £24 million (2023: £44 million) of cash is categorised as held with unrated or sub-investment grade rated counterparties (lower than BBB-/Baa3). This exposure is concentrated in overseas banks used for local cash management or investment purposes, including: £14 million with Halk Bank in the UK; £5 million in Honduras held with Banco de America Central and Banco de Honduras; £1 million in Ecuador held with Banco De La Produccion; and £1 million in Brazil held with Banco
Bradesco,  Itau Unibanco, Banco Do Brasil and Caixa Ecomonica Federal. Of the £80 million (2023: £55 million) of bank balances and deposits held with BBB/Baa rated counterparties, £41 million was held with BBB-/Baa3 rated counterparties, including balances or deposits of £33 million with Banca Popolare Di Sondrio in the UK; £5 million with OTP Bank in Russia; £2 million with
State Bank of India in India and £1 million with Banco De Credito Del Peru in Peru. These banks are used for local investment purposes.
GSK measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during 2024.
Credit ratings are assigned by Standard & Poor’s and Moody’s respectively. Where the opinions of the two rating agencies differ,
GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard & Poor’s or Moody’s using published conversion tables.
These credit ratings form the basis of the assessment of the expected credit loss on Treasury-related balances held at amortised cost being bank balances and deposits and Government securities.

2024	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	36	2,450	80	24	2,590
US Treasury and Treasury repo only money market funds	300	–	–	–	–	300
Liquidity funds	980	–	–	–	–	980
Government securities	–	21	–	–	–	21
Third-party financial derivatives	–	–	110	–	–	110
Total	1,280	57	2,560	80	24	4,001

2023	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	28	1,815	55	44	1,942
US Treasury and Treasury repo only money market funds	155	–	–	–	–	155
Liquidity funds	839	–	–	–	–	839
Government securities	–	42	–	–	–	42
Third-party financial derivatives	–	–	130	–	–	130
Total	994	70	1,945	55	44	3,108
GSK’s centrally managed cash reserves amounted to £3.1
billion (2023: £2.2 billion) at 31 December 2024, all available within three months. This includes £1.9 billion (2023: £2.0
billion) of cash managed by the Group for ViiV Healthcare, a
78.3% (2023: 78.3%) owned subsidiary. The Group has
invested centrally managed liquid assets in bank deposits, Aaa/
AAA rated US Treasury and Treasury repo only money market
funds and Aaa/AAA rated liquidity funds.
Wholesale and retail credit risk
Outside the US, no customer accounts for more than 5% of the
Group’s trade receivables balance.
In the US, in line with other pharmaceutical companies, the
Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other
groups. Sales to the three largest wholesalers amounted to
approximately 77% (2023: 79%) of the sales of the US
Commercial Operations business in 2024.
At 31 December 2024, the Group had trade receivables due
from these three wholesalers totalling £2,766 million or 50% of total trade receivables (2023: £3,319 million or 56%). The
Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the
Group’s financial results.
This concentration of trade receivables is reflective of standard market practice in the US pharmaceuticals sector where a
significant portion of sales are made to these three
wholesalers, as disclosed in Note 6 'Turnover and segment
information'. GSK’s assessment is that there is limited credit risk associated with these customers.
The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial
information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits.
All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually.
The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s)
reports, payment performance history (from trade references, industry credit groups) and bank references.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
Trade receivables consist of amounts due from a large number of customers, spread across diverse industries and
geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where
appropriate, credit insurance is purchased or factoring
arrangements put in place.
The amount of information obtained is proportional to the level of exposure being considered. The information is evaluated
quantitatively (i.e. credit score) and qualitatively (i.e.
judgement) in conjunction with the customer’s credit
requirements to determine a credit limit.
Trade receivables are grouped into customer segments that
have similar loss patterns to assess credit risk while other receivables and other financial assets are assessed
individually. Historical and forward-looking information is
considered to determine the appropriate expected credit loss allowance.
The Group believes there is no further credit risk provision required in excess of the allowance for expected credit losses
(see Note 26, ‘Trade and other receivables’).
Credit enhancements
The Group uses credit enhancements including factoring,
letters of credit and credit insurance to minimise the credit risk of the trade receivables in the Group. At 31 December 2024,
£307 million (2023: £421 million) of trade receivables were
insured in order to protect the receivables from loss due to credit risks such as default, insolvency and bankruptcy.
Each Group entity assesses the credit risk of its private
customers to determine if credit insurance is required.
Factoring arrangements are managed locally by entities and
are used to mitigate risk arising from large credit risk
concentrations. All factoring arrangements are non-recourse.
Fair value of financial assets and liabilities
excluding lease liabilities
The table on page 249 presents the carrying amounts and the
fair values of the Group’s financial assets and liabilities
excluding lease liabilities at 31 December 2024 and
31 December 2023.
The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following methods and assumptions are used to measure
the fair values of significant financial instruments carried at fair value on the balance sheet:
–Other investments – equity investments traded in an active
market determined by reference to the relevant stock
exchange quoted bid price; other equity investments
determined by reference to the current market value of
similar instruments, recent financing rounds or the
discounted cash flows of the underlying net assets
–Trade receivables carried at fair value – based on invoiced amount
–Interest rate swaps, foreign exchange forward contracts,
swaps and options – based on the present value of
contractual cash ﬂows or option valuation models using
market sourced data (for example exchange rates or interest
rates) at the balance sheet date
–Cash equivalents carried at fair value – based on net asset value of the funds
–Contingent consideration for business acquisitions and
divestments – based on present values of expected future
cash flows.
The following methods and assumptions are used to estimate
the fair values of significant financial instruments which are not measured at fair value on the balance sheet:
–Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount
–Liquid investments – approximates to the carrying amount
–Cash and cash equivalents carried at amortised cost –
approximates to the carrying amount
–Long-term loans – based on quoted market prices (a level 1
fair value measurement) in the case of European and US
Medium Term Notes; approximates to the carrying amount in
the case of other fixed rate borrowings and floating rate bank loans
–Short-term loans, overdrafts and commercial paper –
approximates to the carrying amount because of the short
maturity of these instruments.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued

		2024		2023
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Financial assets measured at amortised cost:
Other non-current assets	b	5	5	9	9
Trade and other receivables	b	3,733	3,733	3,829	3,829
Liquid investments		21	21	42	42
Cash and cash equivalents		2,590	2,590	1,942	1,942

Financial assets measured at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	a	843	843	931	931
Trade and other receivables	a,b	2,163	2,163	2,541	2,541

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Current equity investments and other investments	a	257	257	2,410	2,410
Other non-current assets	a,b	31	31	18	18
Trade and other receivables	a,b	53	53	23	23
Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	75	75	98	98
Cash and cash equivalents	a	1,280	1,280	994	994

Derivatives designated and effective as hedging instruments (fair value movements through other comprehensive income)	a,d,e	35	35	32	32
Total financial assets		11,086	11,086	12,869	12,869

Financial liabilities measured at amortised cost:
Borrowings excluding obligations under lease liabilities:
– bonds in a designated hedging relationship	d	(5,346)	(5,278)	(5,348)	(5,233)
– other bonds		(9,774)	(9,597)	(10,456)	(10,762)
– bank loans and overdrafts		(762)	(762)	(191)	(191)
– commercial paper in a designated hedging relationship		–	–	(148)	(148)
– other commercial paper		–	–	(667)	(667)
– other borrowings		(2)	(2)	(1)	(1)
Total borrowings excluding lease liabilities	f	(15,884)	(15,639)	(16,811)	(17,002)
Trade and other payables	c	(13,160)	(13,160)	(13,383)	(13,383)
Other provisions	c	(182)	(182)	(199)	(199)
Other non-current liabilities	c	(46)	(46)	(54)	(54)

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	a,c	(7,280)	(7,280)	(6,662)	(6,662)
Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	(35)	(35)	(78)	(78)

Derivatives designated and effective as hedging instruments (fair value movements through other comprehensive income)	a,d,e	(157)	(157)	(36)	(36)
Total financial liabilities excluding lease liabilities		(36,744)	(36,499)	(37,223)	(37,414)

Net financial assets and financial liabilities excluding lease liabilities		(25,658)	(25,413)	(24,354)	(24,545)
The valuation methodology used to measure fair value in the above table is described and categorised on page 248.
Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities are reconciled to the relevant Notes on pages 251 to 252.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
Fair value of investments in GSK shares
At 31 December 2024, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying amount of £397 million (2023: £288 million) and a market value of £866 million (2023: £853 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2024, the carrying amount, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2024, GSK held Treasury shares at a cost of £2,958 million (2023: £3,447 million) which has been deducted from retained earnings.
(a) Financial instruments held at fair value
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and investments which provide access to biotechnology developments of potential interest.

At 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets measured at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	646	–	197	843
Trade and other receivables	–	2,163	–	2,163
Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Current equity investments and other investments	–	–	257	257
Other non-current assets	–	–	31	31
Trade and other receivables	–	51	2	53
Held for trading derivatives that are not in a designated and effective hedging relationship	–	75	–	75
Cash and cash equivalents	1,280	–	–	1,280
Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	35	–	35
	1,926	2,324	487	4,737
Financial liabilities at fair value
Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(7,280)	(7,280)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(35)	–	(35)
Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(157)	–	(157)
	–	(192)	(7,280)	(7,472)

At 31 December 2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets measured at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	741	–	190	931
Trade and other receivables	–	2,541	–	2,541
Financial assets mandatorily measured at fair value through profit or loss (FVTPL):
Current equity investments and other investments	2,204	–	206	2,410
Other non-current assets	–	–	18	18
Trade and other receivables	–	23	–	23
Held for trading derivatives that are not in a designated and effective hedging relationship	–	98	–	98
Cash and cash equivalents	994	–	–	994
Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	32	–	32
	3,939	2,694	414	7,047
Financial liabilities at fair value
Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(6,662)	(6,662)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(78)	–	(78)
Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(36)	–	(36)
	–	(114)	(6,662)	(6,776)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2024 £m	2023 £m
At 1 January	(6,248)	(6,411)
Exchange adjustments	(1)	–
Net losses recognised in the income statement	(1,733)	(863)
Net losses recognised in other comprehensive income	(42)	(142)
Contingent consideration related to business acquisitions in the period	(104)	–
Settlement of contingent consideration liabilities	1,254	1,145
Additions	111	57
Disposals and settlements	(30)	(25)
Transfers from Level 3	–	(9)
At 31 December	(6,793)	(6,248)
Of the total net losses of £1,733 million (2023: £863 million) attributable to Level 3 financial instruments which were recognised in the income statement, £1,733 million (2023: £857 million) were in respect of financial instruments which were held at the end of the year and were reported in Other operating income/expense. Charges of £1,533 million (2023: £934 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture. A remeasurement charge of £215 million (2023: £210 million gain) arose from remeasurement of the contingent consideration payable for the acquisition of the Novartis Vaccines business. A gain of £22 million (2023: £44 million charge) arose on the remeasurement of the Affinivax contingent consideration liability for the year.
Contingent consideration payable for the acquisition of Aiolos, amounting to £96 million, was recognised during the year. Further information on the Aiolos acquisition is provided in Note 41, ‘Acquisitions and disposals’.
There were transfers of £nil out of Level 3 financial instruments in the year (2023: £9 million out of Level 3 financial instruments).
Movements arising on the translation of overseas net assets for consolidation into the Group accounts are recorded as exchange adjustments. Net gains and losses include the impact of other exchange movements.
Financial liabilities measured using Level 3 valuation methods at 31 December included £6,061 million (2023: £5,718 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. A further £575 million (2023: £424 million) is in respect of contingent consideration for the acquisition in 2015 of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. Contingent consideration payable for the acquisition of Affinivax in 2022 of £502 million (2023: £516 million) is recognised at 31 December. This consideration is expected to be paid over a number of years and will vary in line with the achievement of certain development milestones and movements in the USD/GBP exchange rate. Sensitivity analysis on these balances is provided in Note 33, ‘Contingent consideration liabilities’.
(b) Trade and other receivables and Other non-current assets in scope of IFRS 9
The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning.
Non-financial instruments include tax receivables, amounts receivable under insurance contracts, pension surplus balances and prepayments, which are outside the scope of IFRS 9.

				2024						2023
	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 26)	53	2,163	3,733	5,949	887	6,836	23	2,541	3,829	6,393	992	7,385
Other non-current assets (Note 24)	31	–	5	36	1,906	1,942	18	–	9	27	1,557	1,584
	84	2,163	3,738	5,985	2,793	8,778	41	2,541	3,838	6,420	2,549	8,969
Trade and other receivables include trade receivables of £5,563 million (2023: £5,905 million). The Group has portfolios in each of the three business models under IFRS 9: £51 million (2023: £23 million), measured at FVTPL, is held to sell the contractual cash flows as the receivables will be sold under a factoring arrangement, £2,163 million (2023: £2,541 million), measured at FVTOCI, is held to either collect or sell the contractual cash flows as the receivables may be sold under a factoring agreement, and £3,349 million (2023: £3,341 million), measured at amortised cost, is held to collect the contractual cash flows and there is no factoring agreement in place.
1

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
(c) Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities in scope of IFRS 9
The following table reconciles financial instruments within Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Non-financial instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

			2024					2023
	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 29)	–	(13,160)	(13,160)	(2,175)	(15,335)	–	(13,383)	(13,383)	(2,461)	(15,844)
Other provisions (Note 32)	–	(182)	(182)	(2,353)	(2,535)	–	(199)	(199)	(1,040)	(1,239)
Contingent consideration liabilities (Note 33)	(7,280)	–	(7,280)	–	(7,280)	(6,662)	–	(6,662)	–	(6,662)
Other non-current liabilities (Note 34)	–	(46)	(46)	(1,054)	(1,100)	–	(54)	(54)	(1,053)	(1,107)
	(7,280)	(13,388)	(20,668)	(5,582)	(26,250)	(6,662)	(13,636)	(20,298)	(4,554)	(24,852)
(d) Derivative financial instruments and hedging programmes
Derivatives are only used for economic hedging purposes and not as speculative investments and are measured at FVTPL, other than designated and effective hedging instruments. Derivatives are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period, otherwise they are classified as non-current. The Group has the following derivative financial instruments:

	2024 Fair value		2023 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current
Cash flow hedges – Foreign exchange contracts (net principal amount – £nil (2023: £175 million))	–	–	–	(2)
Net investment hedges – Foreign exchange contracts (net principal amount – £13,206 million (2023: £12,339 million))[1]	35	(157)	32	(34)
Derivatives designated and effective as hedging instruments	35	(157)	32	(36)
Non current
Foreign exchange contracts (net principal amount – £35 million (2023: £nil))	1	–	–	–
Current
Foreign exchange contracts (net principal amount – £8,676 million (2023: £10,375 million))	73	(35)	98	(78)
Embedded and other derivatives	1	–	–	–
Derivatives classified as held for trading	75	(35)	98	(78)
Total derivative instruments	110	(192)	130	(114)
(1)Includes options with net principal amount EUR 1.25 billion

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
Fair value hedges
At 31 December 2024 and 31 December 2023, the Group had no designated fair value hedges.
Net investment hedges
At 31 December 2024, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro), American (USD),
Singaporean (SGD), Canadian (CAD), Chinese (CNH) and Japanese (JPY) foreign operations as shown in the table below.
The carrying amount of bonds on page 247 included £5,346 million (2023: £5,348 million) that were designated as hedging instruments in net investment hedges.
Cash flow hedges
During 2023 and 2024, the Group entered into forward foreign exchange contracts which have been designated as cash flow hedges. These were entered into to hedge the foreign exchange exposure arising on cash flows from Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme, and to hedge foreign currency payments due on acquisitions, and collaboration or licensing arrangements.
The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued in prior years and in the current year. The balance is reclassified to finance costs over the life of these bonds.
Foreign exchange risk
In the current year, the Group has designated certain foreign exchange forward contracts and swaps as cash flow and net investment hedges. Foreign exchange derivative financial assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet. The following tables detail the foreign exchange forward contracts and swaps outstanding at the end of the reporting period, as well as information on the related hedged items.
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.
The main source of hedge ineffectiveness in these hedging relationships is the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange forward contracts and swaps, which is not reflected in the fair value of the hedged item attributable to changes in foreign exchange rates. In 2024 another source of ineffectiveness emerged from these hedging relationships namely the principal amount of USD net investment hedges exceeded the hedged item for a period of ten days owing to an adjustment to the USD net assets of the Group because of a change in the provision for the Zantac litigation between quarters but after the financial instruments were entered into with the counterparty. The ineffectiveness recorded for this period was £15 million.  No ineffectiveness was recorded from cash flow hedges in 2024 (2023: £nil). No other ineffectiveness was recorded from net investment hedges (2023: £nil).
In 2024, the movement in the time value of options recognised in reserves is £4 million (2023: £nil) and is accounted for as a cost of hedging.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued

					2024
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges
Foreign exchange contracts
Sell foreign currency:
Less than 3 months	1.20	EUR	8,201	19	359
	197.82	JPY	84	(1)	13
	1.29	USD	2,417	(66)	(56)
	9.26	CNH	61	(1)	(1)
3 to 6 months	1.31	USD	1,827	(75)	(75)
Over 6 months	1.76	CAD	244	2	17
	1.67	SGD	164	–	3
	1.17	EUR	208	–	1
Borrowings:
Less than 3 months		EUR	–	–	42
3 to 6 months		EUR	623	(622)	28
Over 6 months		JPY	216	(216)	19
		EUR	4,524	(4,508)	157
			18,570	(5,468)	507

	2024
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m	Balance in cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied £m
Net investment hedges
Net investment in foreign operations	(522)	(208)	–

	2023
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Cash flow hedges
Foreign exchange contracts
Buy foreign currency:
Less than 3 months	1.27	USD	145	(1)	(1)
3 to 6 months	–	–	–	–	–
Over 6 months	1.25	USD	35	(1)	(1)
Sell foreign currency:
Less than 3 months	1.16	EUR	(5)	–	–
			175	(2)	(2)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued

					2023
Hedging instruments	Average exchange rate	Foreign currency	Net notional value £m	Carrying amount £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges
Foreign exchange contracts
Sell foreign currency:
Less than 3 months	1.15	EUR	9,146	(12)	126
	181.42	JPY	133	(1)	28
	1.27	USD	2,633	8	97
Over 6 months	1.67	CAD	260	2	10
	1.66	SGD	167	1	7
Borrowings:
Less than 3 months		EUR	148	(148)	12
3 to 6 months		–	–	–	–
Over 6 months		JPY	236	(235)	(3)
		EUR	5,127	(5,113)	125
			17,850	(5,498)	402

	2023
Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m	Balance in cash flow hedge reserve arising from hedging relationships for which hedge accounting is no longer applied £m
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	2	(2)	–
Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	–	–	–
Net investment hedges
Net investment in foreign operations	(402)	(725)	–
£nil (2023: £nil million) of balances in the cash flow hedge reserve arise from hedging relationships for which hedge accounting is no longer applied.
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

									2024
				Amount reclassified to profit or loss				Amount reclassified to balance sheet
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included		Due to hedged item affecting balance sheet £m	Line item in balance sheet in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	8	–	Finance income or expense	–	–	Finance income or expense		(6)	Intangible assets

Net investment hedges
Net investment in foreign operations	522	(15)	Finance income	–	5	Other income or expense		–	–
Time value of options	(4)	–	Finance income or expense	–	–	Other income or expense	–	–	–

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued

								2023
				Amount reclassified to profit or loss			Amount reclassified to balance sheet
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included	Due to hedged item affecting balance sheet £m	Line item in balance sheet in which reclassification adjustment is included
Cash flow hedges
Variability in cash flows from a highly probable forecast transaction	(41)	–	Finance income or expense	–	–	–	37	Intangible assets

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	(1)	–	Finance income or expense	–	–	Finance income or expense	–	–
Net investment hedges
Net investment in foreign operations	402	–	Finance income or expense	–	7	Other income or expense	–	–
Interest rate risk
The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, where at quarterly intervals the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged.
There are none of these swaps outstanding at 31 December 2024 or at 31 December 2023.
The only impact on these financial statements of interest rate swaps is where the interest rate risk on an element of future debt issuance has been managed by entering into forward starting interest rate swaps, effectively to lock in the interest rates on the debt in advance. These were closed out at the time of issuing the debt, and the resulting gain or loss held in the Cash flow hedge reserve and reclassified to income statement as the interest payments on the debt impacted the income statement.
Forward starting interest rate swaps
Forward starting interest rate contracts, exchanging floating interest for fixed interest, were designated as cash flow hedges to hedge the interest variability of the interest cash flows associated with future fixed rate debt.
Interest rate swaps
Interest rate swap contract assets and liabilities are presented (when applicable) in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet.
£16 million (2023: £21 million) of balances in the cash flow hedge reserve arise from hedge relationships for which hedge accounting is no longer applied.
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

			2024
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Due to hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included
Cash flow hedges
Pre-hedging of long-term interest rates: Matured in the past	–	–	Finance income or expense	–	4	Finance income or expense

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued

			2023
				Amount reclassified to profit or loss
	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Due to hedged future cash flows no longer expected to occur £m	Due to hedged item affecting profit or loss £m	Line item in profit or loss in which reclassification adjustment is included
Cash flow hedges
Pre-hedging of long-term interest rates:
Matured in the past	–	–	Finance income or expense	–	4	Finance income or expense
(e) Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.
The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2024 and 31 December 2023. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

31 December 2024	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not set off in the balance sheet £m	Net £m
Financial assets
Trade and other receivables	5,950	(1)	5,949	–	5,949
Derivative financial instruments	110	–	110	(89)	21

Financial liabilities
Trade and other payables	(13,161)	1	(13,160)	–	(13,160)
Derivative financial instruments	(192)	–	(192)	89	(103)

31 December 2023	Gross financial assets/ (liabilities) £m	Gross Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net balance £m
Financial assets
Trade and other receivables	6,394	(1)	6,393	–	6,393
Derivative financial instruments	130	–	130	(108)	22

Financial liabilities
Trade and other payables	(13,384)	1	(13,383)	–	(13,383)
Derivative financial instruments	(114)	–	(114)	108	(6)
Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
(f) Debt interest rate repricing table
The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than lease liabilities.

	2024	2023
	Total debt £m	Total £m
Floating and fixed rate debt less than one year	(2,181)	(2,657)
Between one and two years	(1,410)	(1,434)
Between two and three years	(721)	(1,475)
Between three and four years	(2,355)	(740)
Between four and five years	(1,207)	(2,350)
Between five and ten years	(2,738)	(3,031)
Greater than ten years	(5,272)	(5,124)
Total	(15,884)	(16,811)
Original issuance profile:
Fixed rate interest	(15,126)	(15,847)
Floating rate interest	(756)	(964)
Non interest bearing	(2)	–
	(15,884)	(16,811)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
(g) Sensitivity analysis
The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year period.
Foreign exchange sensitivity
The Group operates internationally and is primarily exposed to foreign exchange risk in relation to Sterling against movements in
US Dollar, Euro and Japanese Yen. Foreign exchange risk arises from the translation of financial assets and liabilities which are not in the functional currency of the entity that holds them. Based on the Group’s net financial assets and liabilities as at 31 December, a weakening and strengthening of Sterling against these currencies, with all other variables held constant, is illustrated in the tables below. The tables exclude financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2024	2023
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	106	61
15 cent appreciation of the US Dollar	167	97
10 cent appreciation of the Euro	(42)	(4)
15 cent appreciation of the Euro	(66)	(7)
10 yen appreciation of the Yen	–	–
15 yen appreciation of the Yen	–	–

	2024	2023
Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent depreciation of the US Dollar	(91)	(52)
15 cent depreciation of the US Dollar	(131)	(76)
10 cent depreciation of the Euro	36	4
15 cent depreciation of the Euro	51	5
10 yen depreciation of the Yen	–	–
15 yen depreciation of the Yen	–	–
The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative financial instruments hedging the Group’s net investments in its European (Euro) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term
Note programme.

	2024	2023
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent appreciation of the US Dollar	(368)	(209)
15 cent appreciation of the US Dollar	(577)	(327)
10 cent appreciation of the Euro	(1,188)	(1,372)
15 cent appreciation in Euro	(1,834)	(2,160)

	2024	2023
Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent depreciation of the US Dollar	313	178
15 cent depreciation of the US Dollar	453	258
10 cent depreciation of the Euro	958	1,152
15 cent depreciation of the Euro	1,384	1,662

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
The tables below present the Group’s sensitivity to a weakening and strengthening of Sterling against the relevant currency based on the composition of net debt as shown in Note 30, 'Net debt', adjusted for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2024	2023
Impact of foreign exchange movements on adjusted net debt	(Increase)/decrease in adjusted net debt £m	(Increase)/decrease in adjusted net debt £m
10 cent appreciation of the US Dollar	(555)	(622)
15 cent appreciation of the US Dollar	(870)	(974)
10 cent appreciation of the Euro	178	386
15 cent appreciation of the Euro	279	609
10 yen appreciation of the Yen	(5)	(5)
15 yen appreciation of the Yen	(8)	(7)

	2024	2023
Impact of foreign exchange movements on adjusted net debt	(Increase)/decrease in adjusted net debt £m	(Increase)/decrease in adjusted net debt £m
10 cent depreciation of the US Dollar	473	531
15 cent depreciation of the US Dollar	684	769
10 cent depreciation of the Euro	(150)	(325)
15 cent depreciation of the Euro	(217)	(468)
10 yen depreciation of the Yen	5	4
15 yen depreciation of the Yen	7	6
Interest rate sensitivity
The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.
The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the
Group’s net interest charge, although the majority of cash and liquid investments earn floating rates of interest.
The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US Dollar and Euro floating rate financial assets and liabilities. A 1% (100 basis points) or 1.5% (150 basis points) movement in EUR, USD or Sterling interest rates is not deemed to have a material effect on equity. A 1% (100 basis points) or 1.5% (150 basis points) decrease in
EUR, USD or Sterling interest rates would have an equal and opposite impact to that shown below.

	2024	2023
Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates	72	41
1.5% (150 basis points) increase in Sterling interest rates	108	62
1% (100 basis points) increase in US Dollar interest rates	(43)	(34)
1.5% (150 basis points) increase in US Dollar interest rates	(64)	(51)
1% (100 basis points) increase in Euro interest rates	(20)	(9)
1.5% (150 basis points) increase in Euro interest rates	(30)	(13)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
44. Financial instruments and related disclosures continued
(h) Contractual cash flows for non-derivative financial liabilities and derivative instruments
The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-
derivative financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for lease liabilities. Interest is calculated based on debt held at 31 December without taking account of future issuance.
Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2024	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m		Total £m
Due in less than one year	(2,181)	(540)	(168)	(41)	(14,440)	–	(17,370)
Between one and two years	(1,411)	(500)	(222)	(34)	(1,247)	–	(3,414)
Between two and three years	(723)	(484)	(146)	(29)	(1,593)	–	(2,975)
Between three and four years	(2,362)	(434)	(109)	(23)	(1,461)	–	(4,389)
Between four and five years	(1,213)	(383)	(73)	(20)	(913)	–	(2,602)
Between five and ten years	(2,759)	(1,646)	(299)	(53)	(2,318)	–	(7,075)
Greater than ten years	(5,320)	(1,251)	(85)	(14)	(1,313)	–	(7,983)
Gross contractual cash flows	(15,969)	(5,238)	(1,102)	(214)	(23,285)	–	(45,808)

At 31 December 2023	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(2,660)	(547)	(156)	(41)	(14,526)	(17,930)
Between one and two years	(1,436)	(507)	(214)	(36)	(1,469)	(3,662)
Between two and three years	(1,477)	(466)	(134)	(31)	(1,150)	(3,258)
Between three and four years	(742)	(449)	(114)	(27)	(1,406)	(2,738)
Between four and five years	(2,359)	(399)	(88)	(23)	(940)	(3,809)
Between five and ten years	(3,054)	(1,611)	(325)	(75)	(2,037)	(7,102)
Greater than ten years	(5,172)	(1,467)	(176)	(21)	(1,043)	(7,879)
Gross contractual cash flows	(16,900)	(5,446)	(1,207)	(254)	(22,571)	(46,378)
The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments excluding equity options which do not give rise to cash flows, and other embedded derivatives, which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purpose of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	2024		2023
	Gross cash inflows	Gross cash outflows	Gross cash inflows	Gross cash outflows
	Foreign exchange forward contracts and swaps £m	Foreign exchange forward contracts and swaps £m	Foreign exchange forward contracts and swaps £m	Foreign exchange forward contracts and swaps £m
Less than one year	28,567	(28,634)	31,961	(31,944)
Between one and two years	36	(35)	–	–
Gross contractual cash flows	28,603	(28,669)	31,961	(31,944)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

45. Employee share schemes
GSK operates several employee share schemes, including the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GSK plc at no cost after a three-year vesting period and the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GSK plc at no cost, subject to the achievement by the Group of specified performance targets. The Group also operates savings-related share option schemes, whereby options are granted to employees to acquire shares in GSK plc at a discounted price.
Grants of restricted share awards are normally exercisable at the end of the three-year vesting or performance period. Awards are normally granted to employees to acquire shares or ADS in GSK plc but in some circumstances may be settled in cash. Grants under savings-related share option schemes are normally exercisable after three years’ saving. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.
The total charge for share-based incentive plans in 2024 was £347 million (2023: £321 million; 2022: £314 million). Of this amount,
£260 million (2023: £244 million; 2022: £243 million) arose from the Share Value Plan. See Note 9, ‘Employee costs’ for further details.
GSK share award schemes
Share Value Plan
Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 3.4% (2023: 3.8%; 2022: 3.2%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2022	28,244		15,529
Awards granted	10,987	£13.00	6,133	$30.64
Awards exercised	(9,538)		(4,919)
Awards cancelled	(1,718)		(1,314)
At 31 December 2022	27,975		15,429
Awards granted	11,548	£12.79	6,449	$31.65
Awards exercised	(8,599)		(4,856)
Awards cancelled	(1,144)		(797)
At 31 December 2023	29,780		16,225
Awards granted	12,023	£15.17	6,431	$39.49
Awards exercised	(9,384)		(5,199)
Awards cancelled	(1,225)		(877)
At 31 December 2024	31,194		16,580
Performance Share Plan
Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2020, the performance conditions are based on four measures over a three-year performance period. These are adjusted free cash flow (30%), TSR (30%), R&D new product performance (20%) and pipeline progress (20%). For awards granted from 2022, the performance conditions are based on five measures over a three-year performance period. These are TSR (30%), pipeline progress (20%), profit measure (20%), sale measure (20%) and ESG environment (10%).
The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.
During 2024, awards were made of 4.2 million shares at a weighted fair value of £13.65 and 0.9 million ADS at a weighted fair value of $34.26. At 31 December 2024, there were outstanding awards over 13.7 million shares and 2.4 million ADS.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
45. Employee share schemes continued
Share options and savings-related options
For the purposes of valuing savings-related options to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2024 Grant	2023 Grant	2022 Grant
Risk-free interest rate	4.24%	4.57%	3.37%
Dividend yield	4.3%	4.0%	3.3%
Volatility	34%	34%	36%
Expected life	3 years	3 years	3 years
Savings-related options grant price (including 20% discount)	£11.27	£11.20	£11.39
Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term.

Options outstanding for the Share Save Plan	Savings-related share option schemes
	Number 000	Weighted exercise price
At 31 December 2024	5,449	£11.44
Range of exercise prices on options outstanding at year end	£10.34	— £12.07
Weighted average market price on exercise during year		£16.24
Weighted average remaining contractual life		2.1 years
Options over 1.7 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £4.03. At 31 December 2024, 4.3 million of the savings-related share options were not exercisable.
There has been no change in the effective exercise price of any outstanding options during the year.
Employee Share Ownership Plan Trusts
The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GSK plc to satisfy awards made under employee incentive plans. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. The costs of running the ESOP Trusts are charged to the income statement. Shares held by the
ESOP Trusts are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from employees on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the ESOP
Trusts.
At 31 December 2024, 64,314,305 shares were held in the ESOP Trusts, out of which 63,666,947 were held for the future exercise of share awards and 647,358 shares were held for the Executive Supplemental Savings Plan.

Shares held for share award schemes	2024	2023
Number of shares (000)	64,314	58,817

	£m	£m
Nominal value	20	18
Carrying amount	397	288
Market value	866	853

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

46. Principal Group companies
The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2024. The equity share capital of these entities is shown in the percentage columns. All companies are incorporated in their principal country of operation except where stated.

England	%
Glaxo Group Limited	100
Glaxo Operations UK Limited	100
Glaxo Wellcome UK Limited	100
GlaxoSmithKline Capital plc	100
GlaxoSmithKline Export Limited	100
GlaxoSmithKline Finance plc	100
GSK Finance (No. 2) Limited	100
GlaxoSmithKline Holdings Limited(a)	100
GlaxoSmithKline IHC Limited	100
GlaxoSmithKline Intellectual Property (No.2) Limited	100
GlaxoSmithKline Intellectual Property (No.3) Limited	100
GlaxoSmithKline Intellectual Property (No.4) Limited	100
GlaxoSmithKline Intellectual Property Development Limited	100
GlaxoSmithKline Intellectual Property Limited	100
GlaxoSmithKline Research & Development Limited	100
GlaxoSmithKline Services Unlimited(a)	100
GlaxoSmithKline UK Limited	100
GlaxoSmithKline US Trading Limited	100
Setfirst Limited	100
SmithKline Beecham Limited	100
ViiV Healthcare Finance Limited	78.3
ViiV Healthcare UK (No.3) Limited	78.3
ViiV Healthcare UK Limited	78.3

Europe	%
GlaxoSmithKline AG (Switzerland)	100
Glaxo Wellcome Production S.A.S (France)	100
GlaxoSmithKline B.V. (Netherlands)	100
GlaxoSmithKline Biologicals SA (Belgium)	100
GlaxoSmithKline GmbH & Co. KG (Germany)	100
GlaxoSmithKline Manufacturing SpA (Italy)	100
GlaxoSmithKline Pharma GmbH (Austria)	100
GlaxoSmithKline Pharmaceuticals SA (Belgium)	100
GlaxoSmithKline S.A. (Spain)	100
GlaxoSmithKline S.p.A. (Italy)	100
GlaxoSmithKline Single Member A.E.B.E. (Greece)	100
GlaxoSmithKline Trading Services Limited (Republic of Ireland)(b)	100
GSK Capital B.V. (Netherlands)(b)	100
GSK Services Sp z o.o. (Poland)	100
GSK Vaccines GmbH (Germany)	100
GSK Vaccines S.r.l. (Italy)	100
JSC GlaxoSmithKline Trading (Russia)	100
Laboratoire GlaxoSmithKline (France)	100
Laboratorios ViiV Healthcare, S.L. (Spain)	78.3
ViiV Healthcare GmbH (Germany)	78.3
ViiV Healthcare S.r.l. (Italy)	78.3
ViiV Healthcare SAS (France)	78.3

US	%
Affinivax, Inc	100
Aiolos Bio, Inc.	100
Corixa Corporation	100
GlaxoSmithKline Capital Inc.	100
GlaxoSmithKline Holdings (Americas) Inc.	100
GlaxoSmithKline LLC	100
Human Genome Sciences, Inc.	100
Stiefel Laboratories, Inc.	100
Tesaro, Inc.	100
ViiV Healthcare Company	78.3

Others	%
Glaxo Saudi Arabia Limited (Saudi Arabia)	100
GSK Life Sciences FZE (United Arab Emirates)	100
GlaxoSmithKline Colombia S.A.	100
Glaxo Wellcome Manufacturing Pte Ltd (Singapore)	100
GlaxoSmithKline (Thailand) Limited (Thailand)	100
GSK Biopharma Argentina S.A.	100
GlaxoSmithKline Australia Pty Ltd (Australia)	100
GlaxoSmithKline Brasil Limitada (Brazil)	100
GlaxoSmithKline Far East B.V. (Taiwan)	100
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S. (Turkey)	100
GlaxoSmithKline Inc. (Canada)	100
GlaxoSmithKline K.K. (Japan)	100
GlaxoSmithKline Korea Limited (Republic of Korea)	100
GlaxoSmithKline Limited (Hong Kong)	100
GlaxoSmithKline Mexico S.A. de C.V. (Mexico)	100
GlaxoSmithKline Pakistan Limited (Pakistan)	82.6
GlaxoSmithKline Pharmaceuticals Limited (India)	75
GSK Enterprise Management Co, Ltd (China)	100
GSK Pharma Vietnam Company Limited (Vietnam)	100
ID Biomedical Corporation of Quebec (Canada)	100
ViiV Healthcare K.K (Japan)	78.3

(a)Directly held wholly-owned subsidiary of GSK plc.
(b) Tax resident in UK.
The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of
GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc, GlaxoSmithKline Finance plc, GSK Capital BV and GlaxoSmithKline LLC,
is a wholly-owned finance subsidiary of the company, and the Company has fully and unconditionally guaranteed the securities issued by each.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued

47. Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations.
The most significant of these matters, other than tax matters, are described below. The Group makes provision for these
proceedings on a regular basis as summarised in Note 2,
‘Accounting principles and policies’ and Note 32, ‘Other
provisions’. Note 2 also describes when disclosure is made of proceedings for which there is no provision. Legal expenses
incurred and provisions related to legal claims are charged to selling, general and administration costs. The Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
At 31 December 2024, the Group’s aggregate provision for
legal and other disputes (not including tax matters described in
Note 14, ‘Taxation’) was £1,446 million. There can be no
assurance that any losses that result from the outcome of any legal proceedings will not materially exceed the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.
Intellectual property
Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in such cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that
product and could materially affect future results of operations for the Group.
Coreg
In 2014, GSK initiated suit against Teva for inducing
infringement of its patent relating to the use of carvedilol
(Coreg) in decreasing mortality caused by congestive heart
failure. In June 2017, the case proceeded to a jury trial in the
US District Court for the District of Delaware. The jury returned a verdict in GSK’s favour, awarding GSK lost profits and
reasonable royalties for a total award of $235.51 million. On 29
March 2018, the trial judge ruled on post-trial motions filed by
Teva and found that substantial evidence at trial did not support the jury’s finding of induced infringement, overturning the jury award. GSK appealed, and on 2 October 2020, a divided panel
of the Court of Appeals for the Federal Circuit reversed the district court’s ruling and reinstated the jury award in GSK’s favour.
On 2 December 2020, Teva filed a petition for rehearing en
banc. The court granted Teva’s petition, but only for a rehearing by the three-member panel that issued the original decision. On
5 August 2021, the original panel issued its rehearing opinion where the majority again reinstated the jury’s damages award of $235.51 million in GSK’s favour.
Teva again filed a petition for rehearing en banc which was
rejected by the Court of Appeals for the Federal Circuit on 11
February 2022. On 11 July 2022, Teva filed a petition for writ of certiorari with the Supreme Court of the United States seeking to overturn the Federal Court decision. On 15 May 2023, the
US Supreme Court denied Teva’s request.  Certain issues
remain to be resolved at the District Court. On 12 December
2024, the trial judge ruled that further briefing is needed. The briefing is to be completed by 24 February 2025.
mRNA
On 25 April 2024, GSK filed a patent infringement suit against
Pfizer Inc. and BioNTech SE in the United States District Court
for the District of Delaware alleging infringement of five US
GSK patents by the COVID-19 vaccine, COMIRNATY®.  On 14
August 2024, GSK filed a First Amended Complaint asserting 3 additional GSK patents against Pfizer/BioNTech bringing the
total number of asserted patents to 8.  Pfizer/BioNTech filed an
Answer and Counterclaims to GSK’s First Amended Complaint
on 30 August 2024. Trial has yet to be scheduled.
On 12 October 2024, GSK filed two separate patent
infringement suits against Moderna, Inc. in the United States
District Court for the District of Delaware. The first suit alleges infringement of 7 GSK patents by the COVID-19 vaccine,
SPIKEVAX.  The second suit alleges infringement of 6 GSK
patents by the RSV vaccine, mRESVIA.
On 2 January 2025, Acuitas Therapeutics Inc. filed a
declaratory judgment complaint against GSK, seeking
judgment that COMIRNATY does not infringe five GSK patents.
Acuitas also seeks a ruling that the patents are invalid.
RSV
On 7 June 2022, Pfizer, Inc. filed suit in the London High Court challenging the validity and requesting revocation of three GSK
European patents relating to RSV vaccine technology.
Corresponding invalidity suits against additional patents were filed in the District Court of the Hague in the Netherlands in
January 2023 and in the Enterprise Court of Brussels in
Belgium in March 2023.  In each of those matters GSK
counterclaimed that Pfizer’s RSV vaccine infringes GSK’s
patents. On 2 August 2023, GSK filed a patent infringement suit against Pfizer in the United States District Court for the District
of Delaware alleging infringement of four US GSK patents by
Pfizer’s RSV vaccine, Abrysvo.  Additional patents have been added to the US litigation.  Pfizer counterclaimed in the US that all patents are invalid, and that Pfizer’s product does not
infringe. On 5 August 2024, GSK filed a patent infringement suit on a fourth European patent in the European Unified Patent
Court (“UPC”) at the Düsseldorf Local Division.  On 14 August
2024, Pfizer filed a patent revocation suit against that same
European patent in the UPC.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
47. Legal proceedings continued
The trial in the UK action took place in June 2023.  On 7
October 2024, the London High Court ruled in Pfizer’s favour and invalidated two of GSK’s patents relating to RSV vaccine technology. The Court held a hearing on 13 December 2024 at
which GSK sought the Court’s permission to appeal its 7
October 2024 ruling. On 16 January 2025, the court issued a
decision refusing permission to appeal. GSK is seeking
permission to appeal from the Court of Appeal.  In the
Netherlands, two separate first-instance hearings were held
and the parties await a decision.  Trial dates have not been set in Belgium or the UPC. In the US, the Court has set a trial date of 3 August 2026. GSK is seeking monetary compensation from
Pfizer for Pfizer’s infringing sales of Abrysvo. GSK’s sales of
Arexvy are not at issue in these litigations.
Product liability
The Group is currently a defendant in a number of product
liability lawsuits.
Avandia
There are two pending US class actions (both filed in 2010) by third-party payers which assert claims under the Racketeer
Inﬂuenced and Corrupt Organizations Act (RICO) and state
consumer protection laws. In December 2019, the Third Circuit
Court of Appeals reversed the summary judgements granted in
favour of the Group and remanded the third-party payer cases back to district court. Discovery is complete, and class
certification and summary judgment briefing has been
completed. A hearing on certain Daubert motions relating to
experts was held on 1 February 2024. On 25 October 2024, the district court granted GSK’s motion to exclude Plaintiffs’ expert on causation, and excluded a portion of Plaintiffs’ damages
expert. The Court has scheduled a hearing on Plaintiffs’ motion for class certification for 12 March 2025, and a hearing on
GSK’s motion for summary judgment for 21 April 2025.
Zantac
The Group has been named in product liability lawsuits on
behalf of individuals asserting personal injury claims arising out of the use of Zantac. The federal cases are part of a
Multidistrict Litigation (MDL) proceeding pending in the United
States District Court for the Southern District of Florida. Cases
have also been filed in a number of state courts, the majority of which are in Delaware.
As announced on 9 October 2024 GSK reached agreements
with 10 plaintiff firms who together represent 93%
(approximately 80,000 claimants) of the Zantac state court
product liability cases pending against GSK in the United
States. Under these agreements, GSK will make an aggregate
payment of up to $2.2 billion to resolve all U.S. state court product liability cases handled by these plaintiff firms that meet agreed eligibility and participation criteria (the “State Courts
Settlement”). The participating plaintiff firms are unanimously recommending to their clients that they accept the terms of the
State Courts Settlement, which is expected to be fully
implemented by the end of H1 2025.
As of February 2025, the vast majority of the remaining state court cases have resolved or been dismissed, such that less
than 1% of the state court cases remain.  There are no cases with trial dates in 2025 and just two personal injury cases with trial dates in 2026, both of which are in Nevada.
On 9 October 2024, GSK also reached an agreement in
principle to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. The agreement in principle is subject to final approval from the Department of
Justice.
GSK’s appeal of the Delaware Superior Court’s decision
allowing Plaintiffs to present expert evidence of general
causation on all ten cancer types to a jury remains pending.
Oral argument has been scheduled before the Delaware
Supreme Court on 16 April 2025. As previously disclosed,
approximately 14,000 product liability cases were dismissed
following the grant of defendants’ Daubert motions in
December 2022 in the Federal MDL proceeding. These are
now on appeal by the plaintiffs to the United States Court of
Appeals for the Eleventh Circuit, along with appeals in the
medical monitoring and consumer class action cases. GSK
remains confident in its position and will continue to vigorously defend against those appeals.
Outside the US, there are two proposed class actions pending against GSK in Ontario and Quebec, Canada along with a
class action in Israel.  The Ontario action is in the process of being discontinued, and the Quebec action remains dormant.
There are also approximately 120 individual actions that have been filed in Canada.
On 20 March 2020, the New Mexico Attorney General filed a
lawsuit against multiple defendants, including the Group,
alleging violations of state consumer protection and false
advertising statutes, among other claims. This case remains
pending. On 11 November 2020, the Mayor & City of Baltimore
filed an action against the Group alleging that Zantac
increased the risk of cancer and/or caused cancer in Baltimore patients, and that the Group failed to warn of or concealed
those risks. Fact and expert discovery is ongoing. The court has set a trial date of 28 September 2026.
On 4 February 2025, a putative securities class action lawsuit was filed in the US District Court for the Eastern District of
Pennsylvania against GSK and certain officers on behalf of
purchasers of GSK publicly traded securities during the period
5 February 2020 through 14 August 2022. The complaint
alleges that defendants made materially false and/or
misleading statements or omissions with regard to Zantac.
Zofran
The Group was a defendant in over 400 product liability cases involving Zofran pending in a Multidistrict Litigation (MDL)
proceeding in the District of Massachusetts. The cases alleged that children suffered birth defects due to their mothers’
ingestion of Zofran and/or generic ondansetron for pregnancy-
related nausea and vomiting. Plaintiffs asserted that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks and illegally marketed Zofran “off-label” for use by pregnant women.
On 1 June 2021, the MDL Court granted the Group’s motion for summary judgment on federal pre-emption grounds. The Court
found that the FDA was fully informed of all relevant safety information regarding Zofran and had repeatedly rejected any attempt to add a birth defect warning to the label. At that time, the Court granted judgment for the Group in all cases pending in the MDL (approximately 431 cases) and closed the MDL
proceeding. Plaintiffs appealed this decision and, on 9 January
2023, the United States Court of Appeals for the First Circuit
affirmed the district court’s decision in favour of the Group.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
47. Legal proceedings continued
There remains one state court case and four proposed class
actions in Canada, which are not currently active and plaintiffs’
counsel are seeking to discontinue.
Sales and marketing and regulation
The Group’s marketing and promotion of its Pharmaceutical
and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law.
Flovent – Arizona Attorney General
On 6 February 2025, the Arizona Attorney General filed a
lawsuit alleging violation of the state consumer protection
statute. The lawsuit alleges that GSK engaged in deceptive and unfair practices with respect to Flovent.
GSK Korea – Proceedings under Fair Trade Laws
In August 2020, GSK Korea was indicted under Korea’s
Monopoly Regulation and Fair Trade laws in relation to
government tenders of HPV (Cervarix) and PCV (Synflorix)
vaccines in 2018 and 2019. The prosecutor alleged that GSK
Korea, through the actions of at least one of its employees, interfered with the tender process under the National
Immunisation Programme by using “straw bidders.”
A former GSK Korea employee was also charged in his
individual capacity by the prosecutor in relation to the same matter. Further, a number of wholesalers are co-defendants in the proceedings. On 1 February 2023, the court rendered a
guilty verdict in respect of all defendants. GSK Korea was fined
KRW70 million which is approximately £45,000. In July 2024,
the appellate court rendered a not-guilty verdict for all
defendants, overturning the lower court’s decision. The case is now before the Korea Supreme Court.
The Korea Fair Trade Commission (KFTC) also commenced
proceedings regarding the same matter. KFTC hearings took
place in July 2023 and GSK Korea was found in violation of
applicable fair trade law. The KFTC imposed a fine of
KRW351 million which is approximately £212,000.
US electronic health records subpoena
On 19 March 2023, the Group received a subpoena from the
United States Attorney’s Office for the Western District of
Virginia, which is working with the United States Department of
Justice Civil Division, seeking documents relating to the
Group’s electronic health record programmes.  The Group is
cooperating with this enquiry.
Senate HELP Enquiry
The Group received a letter dated 8 January 2024 from
majority members of the US Senate Health, Education, Labor
and Pensions (“HELP”) Committee initiating an investigation
into the pricing of inhalers for the treatment of asthma and
COPD. The letter is similar to letters received by a number of other pharmaceutical companies and requests information on
pricing, research in the treatment of respiratory diseases,
patenting and business practices. The Group is cooperating
with the enquiry.
Anti-trust/competition
Certain governmental actions and private lawsuits have been
brought against the Group alleging violation of competition or anti-trust laws.
Lamictal
Purported classes of direct purchasers filed suit in the US
District Court for the District of New Jersey alleging that the
Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for Lamictal, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement
litigation. A separate count accuses the Group of monopolising the market.
On 13 December 2018, the trial judge granted plaintiffs’ class certification motion, certifying a class of direct purchasers. The
Group filed a Rule 23(f) motion in the Court of Appeals for the
Third Circuit, challenging the class certification decision. On 22
April 2020, the Court of Appeals vacated the lower court’s grant of class certification and remanded the issue back to the lower court for further analysis.
On 9 October 2020, the district court heard argument on
plaintiffs’ renewed motion for class certification after remand.
On 9 April 2021, the district court denied Plaintiffs’ motion for class certification of the putative direct purchaser class, leaving a potential class of brand-only purchasers. Plaintiffs moved to supplement their expert report and seek additional discovery to support the addition of certain generic purchasers. On 21
January 2022, the district court denied Plaintiffs’ motion to supplement their expert report and seek additional discovery and held that the issue of generic purchasers had already been decided and denied in the court’s ruling on decertification. The parties conducted briefing on class certification as to the
remaining brand-only purchasers, with plaintiffs also seeking to add a smaller category of purchasers.
On 1 February 2023, the district court denied Plaintiffs’ renewed class certification motion. A series of follow-on complaints have been filed in the US District Court for the Eastern District of
Pennsylvania by groups of alleged purchasers. The cases have been consolidated with the previously pending case in the
District of New Jersey. Discovery is ongoing.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Notes to the financial statements continued
47. Legal proceedings continued
Commercial and corporate
The Group is involved in certain contractual and/or commercial disputes.
Zejula Royalty Dispute
In October 2012, Tesaro, Inc. (now a wholly owned subsidiary of GSK) entered into two worldwide patent licence agreements with AstraZeneca UK Limited related to niraparib (later
approved as Zejula). In May 2021, AstraZeneca filed a lawsuit against Tesaro in the High Court, England and Wales alleging that Tesaro failed to pay some of the royalties due under the license agreements. Tesaro has counterclaimed based on a
calculated overpayment.
Trial was held in the week of 6 March 2023 and judgment was
entered against the Group on 5 April 2023, ruling that all current uses of Zejula generate royalty-bearing sales under the
wording of the two licence agreements. On 12 June 2023, the
Court of Appeal of England and Wales granted the Group’s
request for permission to appeal the 5 April 2023 judgment.
The appeal was heard on 17 January 2024 and on 9 February
2024 the Court of Appeal ruled in the Group’s favour,
overturning the trial court’s judgment and determining that only
Zejula sales for uses falling within the licensed patents could be deemed royalty-bearing. AstraZeneca requested permission
to appeal and on 28 May 2024, the UK Supreme Court rejected
AstraZeneca’s request. The appropriate quantum of royalties
following the Court of Appeal’s judgement may be the subject of further proceedings.

48. Post balance sheet events
On 13 January 2025, GSK announced it had entered into an agreement to acquire IDRx, Inc. (IDRx) a clinical-stage biopharmaceutical company dedicated to transforming cancer care with intelligently designed precision therapies. The acquisition includes lead molecule, IDRX-42, a highly selective investigational small molecule tyrosine kinase inhibitor (TKI) being developed as a first- and second-line therapy for the treatment of gastrointestinal stromal tumours.
GSK acquired all of the outstanding equity interests (including all options and other incentive equity) in IDRx for up to
US$1.15 billion of total cash consideration, comprising an upfront payment of US$1 billion with potential for an additional
US$150 million success-based regulatory approval milestone payment. GSK is also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany. The transaction was subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US, and subsequently closed on 21 February 2025. Given the timing of the closure of the transaction, GSK expects to disclose the provisional accounting for the acquisition in the Q1 2025 Results Announcement.
On 5 February 2025, GSK announced its intention to implement a £2 billion share buyback programme to be completed over an 18 month period. The programme commenced on 24 February 2025 with an initial tranche of up to £0.7 billion.

GSK 2024 Annual Report on Form 20-F

Investor
Information

In this section
Number of employees	270	Insider Trading Policies	296
Pharmaceutical products and intellectual property	275	Cyber security	296
Vaccine products and intellectual property	276	Code of Ethics	297
Risk Factors	277	Supplemental Guarantor Information	297
Share capital and control	286	Principal Accountant Fees and Service	297
Dividends	288	Shareholder services and contacts	298
Financial calendar 2025	289	US law and regulation	299
Annual General Meeting 2024	289	Report of Independent Registered Public Accounting Firm	301
Tax information to shareholders	290	Corporate governance comparison	302
Additional information		Group companies	303
Articles of association of GSK plc	292	Glossary of terms	311
Material contracts	294
American depository shares	295

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Number of employees

Number of employees	2024	2023	2022
US	12,024	12,205	11,946
Europe	32,208	32,675	31,800
International	24,397	25,332	25,654
	68,629	70,212	69,400

Manufacturing	23,082	23,159	23,292
Selling	25,047	26,193	26,310
Administration	7,806	7,888	7,605
Research and development	12,694	12,972	12,193
	68,629	70,212	69,400
The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property

Pharmaceuticals and Vaccines product development pipeline

Key	†	In-license or other alliance relationship with third party
	^	ViiV Healthcare, a global specialist HIV company with GSK, Pfizer, Inc. and Shionogi Limited as shareholders, is responsible for developing and delivering HIV medicines
	BLA	Biological Licence Application
	MAA	Marketing Authorisation Application (Europe)
	NDA	New Drug Application (US)

A	Approved
S	Submitted
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety
MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
Respiratory Immunology and Inflammation
Nucala	Anti-interleukin 5 (IL5) antibody	COPD	Registration		S: Nov24
depemokimab†	Long-acting anti-interleukin 5 (IL5) antibody	Asthma	Registration	S: Dec24	S: Dec24
		Chronic rhinosinusitis with nasal polyps (CRSwNP)	Registration	S: Dec24	S: Dec24
		Eosinophilic granulomatosis with polyangiitis (EGPA)	Phase III
		Hypereosinophilic syndrome (HES)	Phase III
camlipixant	P2X3 receptor antagonist	Refractory chronic cough	Phase III
latozinemab†	Anti-sortilin monoclonal antibody	Frontotemporal dementia (FTD) due to heterozygous mutations in the progranulin gene	Phase III
linerixibat	Ileal bile acid transporter (IBAT) inhibitor	Cholestatic pruritus in primary biliary cholangitis (PBC)	Phase III
Ventolin	Beta 2 adrenergic receptor agonist	Asthma, low carbon version of metered dose inhaler	Phase III
Benlysta(1)	Anti-B lymphocyte stimulator (BLys) monoclonal antibody	Systemic sclerosis associated interstitial lung disease	Phase II
		Interstitial lung disease associated with connective tissue disease	Phase III
GSK1070806	Anti-interleukin 18 (IL18) antibody	Atopic dermatitis	Phase II
GSK3915393†	Transglutaminase 2 (TG2) inhibitor	Pulmonary fibrosis	Phase II
GSK4527226 (AL101)†	Anti-sortilin monoclonal antibody	Alzheimer’s disease	Phase II
GSK4532990†	HSD17B13 RNA interference	Non-alcoholic steatohepatitis/Metabolic dysfunction-associated steatohepatitis (NASH/ MASH)	Phase II
GSK4532990†	HSD17B13 RNA interference	Alcohol-related liver disease (ALD)	Phase II
GSK5784283†(2)	Long-acting anti-thymic stromal lymphopoietin (TSLP) monoclonal antibody	Asthma	Phase II
belantamab(3)	B-cell maturation antigen binder	Systemic lupus erythematosus	Phase I
GSK3862995	Anti-interleukin 33 (IL33) antibody	COPD	Phase I
GSK3888130†	Anti-interleukin 7 (IL7) antibody	Autoimmune disease	Phase I
GSK4172239†	DNMT1 inhibitor	Sickle cell disease	Phase I
GSK4347859	Interferon pathway modulator	Systemic lupus erythematosus	Phase I
Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)Phase II study start expected in 2025.
(3)Phase I study start imminent.
(4)Non-registrational.
(5)In Phase I/II study
(6)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
Respiratory Immunology and Inflammation continued
GSK4527363	B-cell modulator	Systemic lupus erythematosus	Phase I
GSK4528287	Anti IL23-IL18 bispecific antibody	Inflammatory bowel disease	Phase I
GSK4771261	Monoclonal antibody against novel kidney target	Autosomal dominant polycystic kidney disease	Phase I
GSK5462688†	RNA-editing oligonucleotide	Alpha-1 antitrypsin deficiency	Phase I
GSK5926371†	Anti CD19-CD20-CD3 trispecific antibody	Autoimmune disease	Phase I
Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)Phase II study start expected in 2025.
(3)Phase I study start imminent.
(4)Non-registrational.
(5)In Phase I/II study
(6)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Oncology
Blenrep (belantamab mafodotin)†	ADC targeting B-cell maturation antigen	2L+ Multiple myeloma combination with Pomalyst and dexamethasone	Registration	S: Jun24	S: Sep24
		2L+ Multiple myeloma combination with Velcade and dexamethasone	Registration	S: Jun24	S: Sep24
		1L Multiple myeloma combination with Revlimid and dexamethasone	Phase III
		Multiple myeloma in combination with anti- cancer treatments (platform study)	Phase II
		1L Multiple myeloma combination with Velcade, Revlimid and dexamethasone	Phase I
Jemperli (dostarlimab)†	Anti-programmed cell death protein 1 receptor (PD-1) antibody	1L primary advanced/recurrent endometrial cancer	Approved	A: Jan25	A: Aug 24
		1L Endometrial cancer combination with niraparib	Phase III
		Peri-operative dMMR/MSI-H colon cancer	Phase III
		Unresected head and neck squamous cell carcinoma	Phase III
		Non-small cell lung cancer(4)	Phase II
		Neoadjuvant dMMR/MSI-H rectal cancer	Phase II
		Previously untreated MMRp/MSS colon cancer	Phase II
Ojjaara/Omjjara (momelotinib)†	JAK1, JAK2 and ACVR1 inhibitor	Myelofibrosis with anaemia	Approved	A: Jan24	A: Sep23
belrestotug†	Anti-TIGIT antibody	Non-small cell lung cancer combination with novel immunotherapy combinations	Phase III
		Squamous cell carcinoma of the head and neck combination with novel immunotherapy combinations	Phase II
cobolimab†	Anti-T-cell immunoglobulin and mucin domain-3 (TIM-3) antibody	2L Non-small cell lung cancer combination with Jemperli (dostarlimab) and docetaxel	Phase III
Zejula (niraparib)†	Poly (ADP-ribose) polymerase (PARP) 1/2 inhibitor	1L Maintenance ovarian cancer combination with Jemperli (dostarlimab)	Phase III
		1L Maintenance non-small cell lung cancer combination with pembrolizumab	Phase III

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
GSK4381562†	Anti-PVRIG antibody	Cancer	Phase II
nelistotug†	Anti-CD96 antibody	Cancer	Phase II
belantamab	B-cell maturation antigen binder	Multiple myeloma	Phase I
GSK4418959 (IDE-275)†(5)	Werner Helicase inhibitor	dMMR/MSI-H solid tumours	Phase I
GSK4524101†(5)	DNA polymerase theta inhibitor	Cancer	Phase I
GSK5733584†	ADC targeting B7-H4	Gynaecologic malignancies	Phase I
GSK5764227†	ADC targeting B7-H3	Solid tumours	Phase I
XMT-2056 (wholly owned by Mersana Therapeutics)†(6)	STING agonist ADC	Cancer	Phase I
HIV^
cabotegravir	HIV integrase inhibitor	HIV infection	Phase II
VH3810109†	HIV broadly neutralizing antibody	HIV infection	Phase II
VH3739937	HIV maturation inhibitor	HIV infection	Phase II
VH4011499	HIV capsid protein inhibitor	HIV infection	Phase II
VH4524184†	HIV integrase inhibitor	HIV infection	Phase II
VH4527079	HIV entry inhibitor	HIV infection	Phase I

Infectious Diseases
Arexvy (RSV vaccine)†	Recombinant protein, adjuvanted vaccine	Respiratory syncytial virus prophylaxis in older adult population 50-59 years of age	Approved	A: Jul24	A: Aug24
		Respiratory syncytial virus prophylaxis in adult population 18-49 years of age at increased risk	Phase III
Penmenvy (Men ABCWY 1st Gen)	Recombinant protein, outer membrane vesicle, glycoconjugate vaccine	Prevention of invasive disease caused by N. meningitis serogroups A, B, C, W and Y in adolescents 10-25 years of age	Approved		A: Feb25
gepotidacin†	Triazaacenaphthylene bacterial type II topoisomerase inhibitor	Uncomplicated urinary tract infection (uUTI)	Registration		S: Jul24
		Urogenital gonorrhoea (GC)	Phase III
bepirovirsen†	HBV antisense oligonucleotide	Chronic hepatitis B virus infection	Phase III
Bexsero vaccine	Recombinant protein and outer membrane vesicle vaccine	Prevention of invasive disease caused by N. meningitis serogroup B in individuals 2 months of age and older (US)	Phase III
ibrexafungerp†	Antifungal glucan synthase inhibitor	Invasive candidiasis	Phase III
tebipenem pivoxil†	Antibacterial carbapenem	Complicated urinary tract infection (cUTI)	Phase III
Varicella new strain†	Live, attenuated vaccine	Active immunization for the prevention of varicella in individuals 12 months of age and older	Phase III
alpibectir†	Ethionamide booster	Tuberculosis	Phase II
ganfeborole†	Leucyl t-RNA synthetase inhibitor	Tuberculosis	Phase II
Malaria RTS,S (fractional dose)†	Recombinant protein, adjuvanted vaccine	Malaria prophylaxis (Plasmodium falciparum)	Phase II
Shigella†	Generalized Modules for Membrane Antigens (GMMA) vaccine	Shigella diarrhea prophylaxis	Phase II

Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)Phase II study start expected in 2025.
(3)Phase I study start imminent.
(4)Non-registrational.
(5)In Phase I/II study
(6)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA
Infectious Diseases continued
CMV(5)	Adjuvanted recombinant subunit vaccine	Cytomegalovirus (CMV) infection prophylaxis in females 16-49 years of age	Phase II
Men ABCWY (2nd Gen)(5)	Recombinant protein, outer membrane vesicle, conjugated vaccine	Prevention of invasive disease caused by N. meningitis serogroup A,B,C,W and Y in adolescents and children 6 weeks of age and older	Phase II
iNTS (Typhimurium + Enteritidis)†	Bivalent Generalized Modules for Membrane Antigens (GMMA) vaccine	Invasive non-typhoidal salmonella	Phase II
iNTS (S. typhimurium + S. enteritidis + S.Typhi)†	Bivalent Generalized Modules for Membrane Antigens (GMMA) vaccine and typhoid conjugate vaccine (TCV)	Invasive non-typhoidal salmonella and typhoid fever	Phase II
mRNA Seasonal Flu†	mRNA vaccine	Active immunization for the prevention of influenza disease in adults 18 years and older	Phase II
mRNA COVID-19†	mRNA vaccine	Active immunization to prevent COVID-19 disease caused by SARS-CoV-2 in individuals 12 years and older	Phase II
Measles, mumps, rubella & varicella new strain vaccine	Live, attenuated vaccine	Active immunization for the prevention of measles, mumps, rubella, and varicella in children 12 months through 12 years of age	Phase II
Pneumococcal 24- valent - paed†	MAPS Pneumococcal 24-valent paed	Prevention of invasive pneumococcal disease, pneumonia, and acute otitis media caused by the Streptococcus pneumoniae 24 serotypes included in the vaccine in children aged 6 weeks - 17 years	Phase II
mRNA Flu H5N1 pre- pandemic†(5)	mRNA vaccine	Pandemic preparedness registration for active immunization of adults 18+ YoA for the prevention of disease caused by influenza A virus H5N1 subtype contained in the vaccine	Phase II
daplusiran + tomligisiran†	Hepatitis B virus-targeted siRNA sequential combination	Chronic hepatitis B virus infection	Phase II
sanfetrinem cilexetil†	Serine beta lactamase inhibitor	Tuberculosis	Phase II
Salmonella (typhoid + paratyphoid A)†	Bivalent conjugate vaccine	Salmonella (typhoid + paratyphoid A) enteric fever	Phase I
GSK3772701†	P. falciparum whole cell inhibitor	Malaria	Phase I
GSK3882347†	FimH antagonist	Uncomplicated urinary tract infection (uUTI)	Phase I
GSK3923868	PI4K beta inhibitor	Rhinovirus disease	Phase I
GSK3965193(5)	PAPD5/PAPD7 inhibitor	Chronic hepatitis B virus infection	Phase I
GSK4024484†	P. falciparum whole cell inhibitor	Malaria	Phase I
GSK5251738†	TLR8 agonist	Chronic hepatitis B virus infection	Phase I
GSK5102188(5)	Adjuvanted recombinant subunit vaccine	Active immunization for the prevention of urinary tract infection (UTI) caused by uropathogenic Escherichia coli (UPEC) in 18+ adults at increased risk.	Phase I
mRNA Seasonal Flu/ COVID-19†(5)	mRNA vaccine	Active immunization for the prevention of influenza disease and COVID-19 disease caused by SARS-CoV-2 in adults 18 years and older	Phase I
Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
(1)In Phase II/III study.
(2)Phase II study start expected in 2025.
(3)Phase I study start imminent.
(4)Non-registrational.
(5)In Phase I/II study
(6)GSK has an exclusive global license option to co-develop and commercialise the candidate.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property continued

Pharmaceutical products and intellectual property

Patent expiry dates[1]
Products	Compounds	Indication(s)	US	EU
Specialty Medicines and Intellectual Property
HIV
Apretude	Cabotegravir	HIV prevention	2031* 2026-2031	2031 2031
Cabenuva/Vocabria + Rekambys	Cabotegravir, rilpivirine	HIV/AIDS	2031* 2026-2038	2031 2031
Rukobia	Fostemsavir	HIV/AIDS	2029 2025-2027	2025 2034
Dovato	Dolutegravir, lamivudine	HIV/AIDS	2028 2030-2031	2029 2029-2034*
Juluca	Dolutegravir, rilpivirine	HIV/AIDS	2028 2025-2038	2029 2025-2029
Triumeq	Dolutegravir, lamivudine and abacavir	HIV/AIDS	2028 2030	2029 2029
Tivicay	Dolutegravir	HIV/AIDS	2028 2030	2029 2029
Respiratory/Immunology
Benlysta, Benlysta (SC and IV)	belimumab	systemic lupus erythematosus, lupus nephritis	2025 2029- 2035	2026 2035
Nucala	mepolizumab	Asthma, CRSwNP, EGPA, HES	2029-2036	2028- 2031
Oncology
Blenrep	belantamab mafodotin	relapsed/refractory multiple myeloma	2032 2038	2032
Jemperli	dostarlimab	dMMR/MSI-H recurrent/ advanced endometrial cancer, dMMR solid tumours	2035* 2034-2038	2036 2038
Ojjaara/Omjjara	momelotinib	myelofibrosis in patients with anemia	2030 2035-2040	2028 2039*
Zejula	niraparib	ovarian cancer	2031 2027-2039	2032 2029-2037
Pandemic
Xevudy	sotrovimab	Early treatment of COVID-19	2041	2041

General Medicines and Intellectual Property
Respiratory
Anoro Ellipta	umeclidinium bromide/vilanterol trifenatate	COPD	2027 2025-2031	2029 2025-2030
Flixotide/Flovent	fluticasone propionate	Asthma	2026	expired
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	Asthma, COPD	2025 2027-2031	2028 2025-2029
Seretide/Advair	salmeterol xinafoate/fluticasone propionate	Asthma, COPD	2026	expired
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate/ umeclidinium bromide	COPD, asthma	2027 2025-2031	2029 2025-2032
Ventolin	Salbutamol sulphate	Asthma, COPD	2026	expired
Other General Medicines
Augmentin	Amoxicillin trihydrate/potassium clavulanate	Common bacterial infections	NA	expired
Lamictal	lamotrigine	Epilepsy, bipolar disorder	expired	expired
(1)Patent expiry dates in normal text relate to the latest expiring new molecular entity patents in the relevant territory. Patent expiry dates in italics relate to other patents. Where appropriate, unless otherwise indicated all patent expiry dates include granted Patent Term Extensions in the US, granted
Supplementary Protection Certificates in EU, and Paediatric Exclusivity periods. Additional exclusivities (for example regulatory data protection) may exist but are not listed in the table.  (* = date includes pending PTE in US or SPC in EU)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Pipelines, products and intellectual property continued Pharmaceutical products and intellectual property continued

Vaccines and Intellectual Property

			Patent expiry dates[1]
Products	Compounds	Indication(s)	US	EU
Arexvy	Respiratory syncytial virus vaccine	Respiratory syncytial virus vaccination	2030	2032
Bexsero	meningococcal group-B vaccine	Meningitis group B prophylaxis	2027	2028
Boostrix	diphtheria, tetanus, acellular pertussis	diphtheria, tetanus, acellular Pertussis booster vaccination	expired	expired
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	expired	expired
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 and 18	Not marketed in US	expired
Fluarix	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	expired	expired
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	expired	expired
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Meningitis group A, C, W-135 and Y prophylaxis	2025	2025
Priorix, Priorix Tetra, Varilrix	live attenuated MMR, Varicella and MMRV vaccines	measles, mumps, rubella and chickenpox prophylaxis	expired	expired
Rotarix	Human rotavirus RIX4414 strain	Rotavirus prophylaxis	expired	expired
Synflorix	conjugated pneumococcal polysaccharide	Prophylaxis against invasive disease, pneumonia, acute otitis media	Not marketed in US	2026
Shingrix	zoster vaccine recombinant, adjuvanted	herpes zoster (shingles)	2029	2031
(1)Patent expiry dates in normal text relate to the latest expiring new molecular entity patents in the relevant territory. Patent expiry dates in italics relate to other patents. Where appropriate, unless otherwise indicated all patent expiry dates include granted Patent Term Extensions in the US, granted
Supplementary Protection Certificates in EU, and Paediatric Exclusivity periods. Additional exclusivities (for example regulatory data protection) may exist but are not listed in the table.  (* = date includes pending PTE in US or SPC in EU)

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors
We outline below the principal risks and uncertainties relevant to our business, financial condition and operations that may affect our performance and ability to achieve our objectives.
These are the risks that we believe could cause our actual
results to differ materially from expected and historical results.
We must comply with a broad range of laws and regulations
which apply to the research and development (R&D),
manufacturing, testing, approval, distribution, sales, and
marketing of pharmaceutical and vaccine products. These
affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.
As rules and regulations change, government interpretation
and policy evolves, and our business activities develop, the nature of a particular risk may also alter. Changes to regulatory regimes may be substantial. Any alteration in, and failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.
Similarly, our global business exposes us to litigation and
government investigations, including product liability litigation, patent and antitrust litigation and sales and marketing litigation.
Litigation and government investigations, and the related
provisions we may make for unfavourable outcomes and
increases in related costs, such as insurance premiums, could also materially and adversely affect our financial results.
Detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 47
‘Legal proceedings’ on page 265.

Patient safety
Risk definition
The risk that GSK, including our third parties, fails to
appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-to-risk profile of a medicine or vaccine in a timely manner.
Risk impact
GSK will not tolerate an unfavourable benefit-to-risk profile for patients who use our products. The most important
consequence of ineffective pharmacovigilance is the potential for harm to patients, so we uphold stringent procedures for
managing human safety information, conducting timely safety
signal detection and ensuring appropriate measures are in
place to manage risks to patients. We are dedicated to
adhering fully to pharmacovigilance and other relevant
regulations globally. Failure to comply could lead to inspection findings, regulatory scrutiny, civil or criminal sanctions and either temporary or permanent revocation of product marketing authorisation. We regularly review and respond to all patient safety risks to limit the potential for reputational damage, loss of trust from patients and healthcare providers, product-related litigation, and reduced shareholder confidence.
Context.
We are accountable for protecting patients and participants in clinical trials who receive our medicines and vaccines, whether they are in development or marketed, from harm. An
unforeseen event that unfavourably shifts the benefit-to-risk profile is not a probable occurrence, but such an event cannot be fully discounted, and more generally, we cannot predict all circumstances impacting safety and efficacy that could
potentially result in harm to patients. We operate in a complex and restrictive pharmacovigilance regulatory environment,
which can be further complicated by differing requirements
among regulatory agencies. Such regulatory complexity is
further illustrated by instances of regulatory agencies taking decisions on the safety of medicines and vaccines based on
externally available data that may not be accessible to the
marketing authorisation holder. This could hinder our ability to make prompt decisions and take appropriate action in relation to the safety of our products, or to confirm or refute conclusions asserted by external parties. This issue could potentially extend to next-generation digital health data held by tech companies or other data custodians, which may be inaccessible to our
industry and/or regulatory agencies.
Numerous information sources, including publications not
based on robust scientific research, media coverage, social
media, Artificial Intelligence (AI) tools and government health authorities, could potentially lead to a surge in reports related to products and/or adverse events. Such information and reports, as well as poor management of patient safety risks generally could lead to harm to our reputation, reduced trust from
patients and healthcare providers, and a decline in shareholder confidence, as well as increased regulatory scrutiny. It could also increase the number of product-related legal cases,
including class-action lawsuits which GSK and our industry
frequently encounter.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Product quality
Risk definition
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products are in place; compliance with industry practices and regulations in manufacturing and distribution
activities; and terms of GSK product licenses and supporting regulatory activities are met.
Risk impact
A failure to ensure product quality could have far-reaching
implications for patient safety, cause product launch delays, drug shortages or product recalls, and have regulatory, legal, and financial consequences.These could materially and
adversely affect GSK's reputation and financial results.
Context
The external environment for product quality remains
challenging. The impact of continuing nationalism and
geopolitical tensions, and of new and emerging regulations with a gradual divergence in regulatory expectations by some health authorities, as well as a strong focus from regulators on
inspections and prevention of drug shortages present a broad set of challenges to our sites and functions as they support product quality and our licence to operate. The rapid
advancement and use of digital technologies, particularly the use of AI and Machine Learning (ML), within an evolving
regulatory framework, introduce both the opportunity to
accelerate ways of working and the potential to impact product quality if not adequately controlled. We need to align to new and updated regulatory guidance as it emerges. The threat of cyber-attacks and data breaches across the industry could risk the integrity of product quality data and its audit trail. Attracting and retaining key specialised skills to deliver quality innovation in manufacturing and development is potentially challenging in a highly competitive environment and remains a focus for our innovative new platforms.

Financial controls and reporting
Risk definition
The risk that GSK fails to comply with current tax laws; fails to report accurate financial information in compliance with
accounting standards and applicable legislation; or incurs
significant losses due to treasury activities.
Risk impact
Non-compliance with existing or new financial or ESG reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose GSK to litigation and
regulatory action and could materially and adversely affect our financial results. Failure to comply with changes in the
substance or application of the laws governing transfer pricing, dividends, tax credits and intellectual property could also
materially and adversely affect our financial results. Failure to comply with applicable laws and regulations could result in
GSK being investigated by relevant government agencies and
authorities and/or in legal proceedings against us. Government investigations and litigation, can be unpredictable and
regardless of their outcome, may be costly, require significant management attention, and damage our reputation.
Inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults could lead to
significant losses.
Context
The laws of various jurisdictions require us to publicly disclose our financial results and any events that could materially affect the Group’s financial results. Regulators routinely review the financial statements of listed companies for compliance with new, revised, or existing accounting and regulatory
requirements. We believe that we comply with the appropriate regulatory requirements concerning our financial statements
and the disclosure of material information, including any
transactions relating to business restructuring such as
acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this could lead to restatements of previously reported results and significant penalties. Our
Treasury group deals daily in high value transactions, mostly foreign exchange and cash management transactions. These
transactions involve market volatility and counterparty risk. The
Group’s effective tax rate reflects the locations of our activities and the value they generate, which determine the jurisdictions in which profits arise and the applicable tax rates.
These may be higher or lower than the UK statutory rate and
may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could
affect GSK’s effective tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines and vaccines, can
result in conflicting claims from tax authorities as to the profits to be taxed in individual countries.
This can lead to double taxation, with the same profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law.
The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities.
We expect there to be a continued focus on tax reform, driven by international initiatives set by the OECD, the European
Commission and the UN, as well as various domestic
initiatives. These may result in significant changes to
established tax principles and an increase in tax authority
disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders. Laws,
regulations, orders and other measures restrict dealings with certain countries, governments, government officials, entities and individuals, and the use of financial institutions and
movement of funds.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Legal matters
Risk definition
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development and
management of our pipeline, supply and commercialisation of
our products and operation of business, and specifically in
relation to requirements for competition law, anti-bribery and corruption, and sanctions. Any failure to comply with legal
standards for these particular areas could lead to increasing scrutiny and enforcement from government agencies.
Risk impact
Failure to mitigate this risk could subject GSK and associated persons to governmental investigation, regulatory action, and civil and criminal liability. It may hinder GSK’s ability to supply its products under certain government contracts. Moreover,
failure to manage legal risk could have substantial implications for GSK’s reputation and the reputation of its senior leadership.
It could undermine investor confidence in our governance, risk management and future performance, and negatively affect
share performance. It could result in substantial financial
penalties and the imposition of additional reporting obligations.
Context
The general landscape for anti-bribery and corruption,
competitive practices, and sanctions and export controls
continues to be challenging with increased scrutiny from
government agencies. Authorities remain committed to robust
foreign bribery investigations and prosecutions, with a particular focus on the conduct of multi-national companies regardless of their location. We have observed evolving trends in relation to sanctions, where penalties for violations which were previously imposed mainly on large international banks are now also
imposed on companies across various industries. The financial penalties in these cases are often substantial. The  applicable laws are often uncertain, unstable or evolving and can conflict across different markets making it challenging to determine
exact requirements of local laws in every market.
Developments in the external environment include an increase in transparency and collaboration among enforcement
authorities with the aim of reducing bribery and corruption
globally.

Commercial practices
Risk definition
The risk that GSK or our third parties potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.
Risk impact
It could materially and adversely affect our ability to deliver our strategy and long-term priorities if we fail to engage in activities that are consistent with: the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; appropriate interactions with healthcare professionals (HCPs), organisations and
patients; legitimate and transparent transfers of value; and
pricing and competition  regulations in commercial practices, including trade channel activities and business tendering.
Additionally, such a failure may result in incomplete awareness of the risk/benefit profile of our products and possibly
suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions; and criminal and/or
financial penalties. Any practices that are found to be
misaligned with our culture could also result in reputational harm and dilute the trust established with external
stakeholders.
Context
We operate in a highly regulated and extremely competitive
biopharma industry, amongst peers who make significant
product innovations and technical advances and intensify price competition.  The external environment is challenging.
Governments have increased their focus on initiatives to drive down medicine and vaccines costs for consumers. There is an
expectation there will be continued focus on regulating drug prices . Additional external factors include access limitations to our customers, major geopolitical events in key markets,
macroeconomic inflationary dynamics, and pricing pressure
across markets. For example,  in the US, a number of
legislative proposals have been introduced and/or signed into law that attempt to lower drug prices, including the Inflation
Reduction Act. To achieve our strategic objectives, we must
continue to develop commercially viable new products, sustain reliable supply, and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and
payers.
Financially, new products/indications carry with them an
uncertainty of future success. Product development is costly, lengthy, and uncertain, and carries the potential for failure at any stage. Even after successful product development, we face challenges in how we launch, and competitors’ products or
pricing strategies could render our assets less competitive. We support product innovation through our continued focus on both in-person and virtual engagement, with a constant focus on our patient. Once we have an approved medicine or vaccine, it is our obligation to provide important information to the healthcare community in various ways, always in a responsible, legal, and ethical manner.
Appropriate product promotion ensures HCPs have access to
the information they need, that patients and consumers have
the facts about the medicines and vaccines they require, and that products are prescribed, recommended, or used in a lawful and compliant manner that provides healthcare benefit.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Scientific and patient engagement
Risk definition
The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the
science of our medicines and associated disease areas, and
provide healthcare and patient support, grants and donations in a legitimate and transparent manner compliant with laws,
regulations, industry codes and internal controls and
requirements.
Risk impact
Without controls in place, GSK is exposed to the risk of real, perceived, or disguised promotion, including off-label and prior authorisation promotion. This could lead to reputational
damage, competitor complaints, regulatory inspections with
subsequent corrective actions, or civil litigation.
We must fully and appropriately engage externally to bring
patient benefit, and to advance science and innovation, while delivering our strategy. Otherwise, we risk reducing the trust of the public, patients, healthcare professionals, payers,
regulators, and governments.
Context
Scientific and patient engagements are diverse non-
promotional activities directed at healthcare professionals, patients, payers, and other external stakeholders. Such
engagements aim to improve patient care through the
exchange or provision of knowledge on the use of our products and related diseases.
We expect our activities to be scientifically sound and accurate, conducted ethically and transparently, and compliant with
applicable codes, laws, and regulations. There are many
industry and local codes and laws and other regulations that apply, including in the areas of privacy, data integrity and pharmacovigilance.

Data ethics and privacy
Risk definition
The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through AI, data analytics or automation;
secure; share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.
Risk impact
Non-compliance with data privacy laws could lead to harm to
individuals and GSK. It could also damage trust between GSK
and individuals, communities, business partners and
government authorities. Many countries have increased the
enforcement powers of their data protection authorities, allowing them to impose significant fines, restrict cross-border data flows, or temporarily ban data processing. Many new national laws also enable individuals to bring collective legal actions against companies for failing to follow data privacy laws.
Context
Data protection and privacy legislation is diverse, with limited global harmonisation or simplification, making it challenging for any multi-national company to standardise its approach to
compliance. Governments are enforcing compliance with data
protection and privacy laws more rigorously.
The approach and focus of data protection and privacy
regulators also differs between regions and countries, which creates further challenges for global organisations seeking to implement a single harmonised global privacy programme.
Increases in the volume of data processed and advances in
technology have resulted in a greater focus on data
governance and the ethical use of personal information, over and above compliance with data privacy laws. Companies
seeking to foster innovation in AI/ML and other new
technologies are faced with evolving decisions from
policymakers on how best to promote trust in these systems
and avoid unintended outcomes or harmful impacts. Regulators
(including in the EU, UK, US and China) continue to introduce regulatory developments around the use of AI/ML. This
evolving regulatory landscape adds more complexity to our
activities.
Additionally, the geopolitical environment significantly
influences the evolution of laws concerning the localisation of data, restrictions on international transfers and data security
(including, in 2024, the proposed BIOSECURE Act in the US).
This increasing trend for data sovereignty may impact our
ability to innovate and to effectively operate internationally.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Research practices
Risk definition
The risk that GSK or our third parties potentially fail to
adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.
Risk impact
The potential impacts of this risk include harm to human
subjects, reputational damage, failure to secure regulatory
approvals for our products, governmental investigation, legal actions by governmental and private entities (including product liability suits and claims for damages), revenue loss due to inadequate patent protection or inability to supply our products, and regulatory action such as fines, penalties, or loss of
product authorisation. Poor data integrity and governance could compromise GSK’s R&D efforts and negatively impact our
reputation. Any of these could severely impact our financial results and erode trust among patients and customers.
Context
Human research is critical to assessing and demonstrating the safety and efficacy of our investigational products, discovering new products, and for further evaluating our products post-
approval. This research includes clinical trials involving both healthy volunteers and patients, and it adheres to stringent regulations and the highest ethical, medical, and scientific standards. Our clinical trials reflect the populations affected by the diseases we are aiming to address. We are committed to
ensuring we recruit participants to our clinical trials in line with the epidemiology of the diseases in question and we ensure
that the patients and people enrolled in our clinical trials represent the real-world patient/people population affected by the disease under study and that will use our medicines and
vaccines. We are committed to transparency and disclose the
results of our human research externally, regardless of whether they cast our products in a positive or negative light, to ensure that the scientific community can benefit from our findings.
Additionally, our work with human biological samples is crucial to the discovery, development, and safety monitoring of our
products. We are committed to managing these human
biological samples in accordance with relevant laws,
regulations, and ethical principles, and in a manner that
respects the interests of sample donors.
Data is pivotal to our R&D strategy, and we continue to
leverage healthcare technologies and maximise the use of data to serve patients. Governing our data in accordance with
relevant laws, regulations, contractual obligations,
expectations, and our culture across data ethics, privacy,
information and cyber security, and data integrity is essential .
The external environment is increasingly challenging and
influenced by the regulatory and political environment in
addition to the rising trend of data sovereignty and the
developing global landscape of quality standards, data
protection, privacy and cyber laws with potential impact on how we conduct our research in a global setting. Research involving animals can raise ethical concerns. In many cases, however,
research involving animals is the only way to investigate the effects of a potential new medicine or vaccines in a living body other than in humans. Animal research provides critical
information about the causes and mechanisms of diseases and
therefore remains a vital part of our research. We continually seek ways in which we can minimise or find alternatives to the use of animals in research, development, and testing, while
complying with regulatory requirements and reducing the
impact on the animals used.
Biological materials are required for the discovery, research, and development of our assets. We are committed to
conducting research is compliance with terms and conditions of licenses, agreements, or authorisations under which we
acquire, use, or transfer biological materials and technologies.
Through the Convention on Biological Diversity (CBD) and the
Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human origin in research and development.
We support the equitable access and fairness principles of
access and benefit sharing (ABS) outlined in the CBD and the
Nagoya Protocol. We also recognise the importance of
appropriate, effective, and proportionate implementation
measures at national and regional levels.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Environment, health, and safety (EHS)
Risk definition
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organisation's
assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of
hazardous materials, or release of substances harmful to the environment that disrupt supply or harm employees, third
parties or the environment.
Risk impact
Failure to manage EHS risks could result in significant harm to people, the environment and the communities in which we
operate, fines, inability to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the company’s reputation. This could materially and adversely affect our financial results.
Context
GSK is subject to the health, safety and environmental laws of various jurisdictions. These laws impose duties to protect
people, the environment and the communities in which we
operate. The external regulations continue to arise and evolve, notably new sustainability directives from the EU and Canada and proposed rules in the US and evolving PFAS regulations.
Developments in AI and data protection have also added both
opportunities and challenges.

Information and cyber security
Risk definition
The risk that GSK or our third parties fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber security incidents in accordance with applicable laws, regulations, industry standards, internal
controls, and requirements. This could be due to unauthorised access, disclosure, loss, theft, unavailability or corruption of
GSK's information, key systems, or technology infrastructure.
Risk impact
Failure to adequately protect our information and systems
against cyber security threats may cause harm to patients,
workforce and customers, disruption to our business and/or
loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Context
The external environment remains challenging, with increased geopolitical conflict and digital nationalism, rising frequency of data breaches, and growing sophistication of cyber threat
actors. New cyber regulations and privacy laws, along with the anonymity provided by cryptocurrencies and the dark web, are complicating the environment.  GSK’s business relies on a
highly connected information network, making our systems and information targets for cyber security threats. This means that companies’ systems and information have been and will
continue to be targeted by cyber security threat actors.
Acceleration in the use of digital, data and analytics, AI/ML and could computing capabilities to drive GSK’s pipeline,
performance and productivity requires us to continuously adapt and strengthen our controls and defensive capabilities. We also rely on third-party contractors, partners, and suppliers who face similar cyber security threats.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Supply continuity
Risk definition
The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond
effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.
Risk impact
We recognise how important continuity of supply of our
products is to the patients who rely on them. Difficulties with forecasting demand for our products or their manufacture or
distribution can lead to:
–Product shortages and product recalls
–Regulatory intervention
–Reputational harm
–Lost sales revenue
To respond, we need sophisticated end-to-end supply chain
management combined with robust crisis management and
business continuity plans.
Context
We operate our supply chains in a continually evolving, highly regulated environment. There is no single set of global
regulations which governs the manufacture and distribution of medicines, and we must adhere to the requirements in all those markets in which we licence, sell or manufacture our products.
We rely on our internal Quality Management System and our
Internal Control Framework to ensure we maintain our licence to operate.
Our complex end-to-end supply chains often involve third-party suppliers, from Active Pharmaceutical Ingredient (API)
manufacturers and raw material suppliers through to third party logistics providers and contract engineering firms.
We continue to operate our global supply chains in a rapidly changing geopolitical environment. Increasing nationalism and friction between the US and China creates divergence from
global supply strategy.
Increasing environmental regulation and reporting across the healthcare sector has the potential to increase scrutiny by
investors, governments and non-governmental organisations
as net-zero climate targets progress. Evolving regulation and increasing scrutiny is being incorporated into public
procurement of medicines and vaccines.

Climate change
Risk definition
Failure in the management of:
– Physical climate and environmental risks;
– Current and future regulatory requirements for environmental compliance, disclosure and taxes;
– Delivery and performance of management environmental
objectives leading to: reduced supply chain resilience;
product life cycle management issues; loss of trust/reputation with employees, investors, customers, regulators and other
stakeholders,  increased costs; loss of sales or market
access; negative impacts on the environment.
Risk impact
We recognise that the way we respond to climate change and
manage environmental risks affects our ability to supply
products to patients and consumers and could lead to harm to the environment and our reputation. For example:
–Changes to regulations governing the supply of high global
warming potential (GWP) substances by the EU, UK and US
governments will restrict our ability to manufacture metered dose inhalers;
–Increasing levels of water stress could lead to interruptions to supply of water to our and third-party supply sites;
–Increasing frequency and impact of extreme weather events
that could disrupt GSK and third-party supplier sites;
–Future regulatory policy responses to address climate
change could lead to the imposition of carbon taxes by
countries where we manufacture and source goods from
third parties;
–Our nature-based projects might not deliver sufficient
volumes of carbon credits to meet our needs in a given year, requiring us to buy additional credits at higher costs;
–Failure to meet fast-evolving regulatory requirements on
disclosures and environmental compliance could lead to
regulatory actions or fines;
–Failure to meet changing stakeholder expectations such as
from health systems with increasing demands for low carbon
medicines and vaccines, affecting demand for our products,
which may have an adverse impact on our financial results
and longer-term loss of trust, undermining the credibility of the company.
Context
It is increasingly understood that the interconnected effects of climate change, nature loss, and society’s impact on both are influencing human health. Internal and external expectations for companies to address their impact on the environment are
increasing, as are the effects of climate change on operational resilience.
Regulations on environmental compliance, disclosure and
environmentally related taxation are rapidly evolving in
jurisdictions around the world, such as the EU Corporate
Sustainability Reporting Directive, which  requires increasing levels of disclosure and data assurance.
Our ability to meet our targets of reducing carbon emissions by
80% and 90% by 2030 and 2045 (in each case, from a 2020
baseline), respectively, is based on successful regulatory
outcomes from the programme to redevelop our Ventolin
inhaler using a lower-carbon propellant.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued

Pipeline delivery
Risk definition
The risk that GSK fails or has delay in the delivery of our
pipeline of new medicines, vaccines or other products.
Risk impact
Failure to ensure appropriate controls and governance over
pipeline delivery risk could cause product launch delays,
adversely impact our ability to deliver new medicines and
vaccines to patients, and negatively impact our reputation,
financial results and ability to deliver on our strategy.
Context
The discovery and development of new products and new
approved uses for existing products is essential for the
sustained strength of our business. It is crucial to continually replenish the pipeline to offset revenue loss when products lose exclusivity or market share, and to respond to emerging
healthcare and patient needs.
Developing pharmaceutical and vaccine products can be
complex, risky, costly and lengthy. The regulatory and payer
(such as health insurance companies, governments or
employers that cover costs for prescription medicines and
vaccines) landscape continues to evolve and can influence the drug approval process and drug pricing and shapes the
potential use of our medicines and vaccines in the market.
The use of technology and partnerships are increasingly
important in successful R&D execution, adding greater
predictability and pace in pipeline delivery. Seeking and
acquiring external innovation through licensing deals, mergers, and acquisitions to access new technologies and high potential drug candidates is another key driver for pipeline growth. There is, however, increasing competition from companies to secure the most promising deals. This increased competition could
adversely impact our ability to support pipeline delivery with external opportunities. Additionally, we may miscalculate risks or value associated with business development transactions to support our pipeline based on information available to us at the time of deal, which could adversely impact our pipeline growth, business operations, or financial results.
The convergence of science and technology continues to
shape the discovery, development and delivery of medicines
and vaccines to patients. The biopharma industry and
governments continue to work together to develop a policy and regulatory environment, including a global framework, which
will stimulate and protect innovative research and development with trust and transparency considering these technology
advances. We invest in data tech, including AI, and platform technologies to be faster, more effective and more predictive in discovering and developing highly innovative and impactful
medicines and vaccines. We invest in technology to reach
people and patients better and faster and empower our
scientists to do their best work. Our investments in technology and stakeholder engagement to influence the global framework may not achieve intended benefits, adversely impacting our
financial operations, ability to deliver new medicines and
vaccines to patients, and delivery on our strategy.

Emerging risks
Skills and capability planning
Risk definition
The risk that GSK potentially fails to ensure adequate skills and capability planning to enable delivery of our strategic priorities.
Risk impact
Failure to mitigate this risk could impact our reputation, damage trust between GSK and our employees, and our adversely
impact our operations and ability to deliver on our strategy.
Context
Developing and maintaining a skilled and talented workforce
with the right capabilities to address our strategic goals impacts our  ability to deliver on long term strategic objectives, driving increasing need for robust skills and capabilities planning.
Significant advances in science and technology are rapidly
evolving the skills and capabilities needed for jobs across the pharmaceutical and healthcare industry. The talent pool is small and highly competitive, with companies increasingly evaluating how they attract, integrate, incentivise and retain talent over time and reskill and develop capability internally. It is essential we continue to assess and evolve the skills and capability
needed to achieve our business priorities in a dynamic
environment.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Risk Factors continued
Regulatory environment
Risk definition
The risk that GSK fails to adapt to changes in the regulatory environment, new or amended legislation and governmental
action in relation to the pharmaceutical and healthcare industry.
Risk impact
Changes in the regulatory environment, the introduction of new or amended legislation, government spending and policies and other actions in relation to the pharmaceutical and healthcare industry may continue to have an impact on prices for GSK’s
products, GSK’s ability to introduce products to the market, adversely impact the availability of and access to GSK’s
products, and increase GSK’s regulatory burdens and costs,
which have adversely affected and may adversely affect in the future GSK’s business, cash flows, results of operations,
financial condition and prospects.
Context
The pharmaceutical and healthcare industry in which GSK
operates is subject to an increasing number of extensive
governmental laws and regulations, investigations and legal
actions by national and local governmental agencies, in the
countries in which GSK operates.  Legislative and regulatory proposals and enactments to reform healthcare insurance
programs and increasing economic pressure could significantly influence the manner in which GSK’s products are prescribed
and purchased.  For example, in the United States, provisions of the Affordable Care Act have resulted in changes in the way healthcare is paid for by both governmental and private
insurers. Certain other U.S. laws, such as the Inflation
Reduction Act and the American Rescue Plan Act, have
introduced other measures relating to drug prices, including government price-setting for certain drugs, statutory caps on rebates drug manufacturers pay to Medicaid, and financial
penalties for drug prices that rise faster than the rate of
inflation.
In the UK, EU and other international markets, governments
provide healthcare at low costs and regulate drug prices,
patient eligibility and/or reimbursement levels, and have
announced or implemented measures, and may implement
new or additional measures, to reduce and further control
healthcare costs in order to limit government spending and
control costs.
In addition, changes to regulatory authorities’ timing or
requirements for approval or clearance of GSK’s drugs may
have a negative impact on GSK’s ability to bring new products to the market, and a rescission of a previous approval may
require GSK to withdraw a product from the market.
Geopolitical developments
Risk definition
The risk that geopolitical and social tensions, give rise to restrictive measures that may negatively impact GSK’s
operations.
Risk impact
Geopolitical and social tensions, such as changes in
government, sovereign risks, acts of war or aggression or
terrorism, have had and could continue to have a direct and
indirect impact on the pharmaceutical industry and GSK’s
operations. The introduction of aggressive trade, monetary and fiscal policies by governments and/or central banks generally in response to geopolitical and social tensions, or to address
market-specific factors such as inflation, could lead to
recessions in the jurisdictions in which we operate and raise the cost-of-living in those markets, resulting in further pressure on prices for our products and costs.  Any of these developments may materially and adversely affect GSK’s business, cash
flows, results of operations, financial condition and prospects.
Context
Geopolitical and social tensions in recent years have led
governments to introduce, or threaten to introduce protectionist measures, including tariffs and other trade restrictions. For example, the introduction of tariffs or other trade restrictions on pharmaceutical products or active pharmaceutical ingredients could cause an interruption in or disruption to our supply chain and our ability to produce and deliver our products, and our ability to pass on the related costs may be limited due to our inability to influence reimbursement mechanisms, challenge
government limits on drug prices or competitive pressures.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information

Share capital and control
Details of our issued share capital and the number of shares held in Treasury as at 31 December 2024 can be found in Note
37 to the financial statements, ‘Share capital and share
premium account’.
Our Ordinary Shares are listed on the London Stock Exchange
(LSE) and are also quoted on the New York Stock Exchange
(NYSE) in the form of American Depositary Shares (ADS).
Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 30 to the financial statements, ‘Net debt’.
Holders of Ordinary Shares and ADS are entitled to receive
dividends (when declared) and a copy of the company’s Annual
Report (if elected). They are also entitled to attend, speak, appoint proxies and exercise voting rights at general meetings of the company.
There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to
obtain approval prior to any transfers. No Ordinary Shares or
ADS carry any special rights with regard to control of the
company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which
financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share
transfers or on voting rights.
Shares acquired through the Group’s employee share plans
rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan
Trusts have waived their rights to dividends on shares of GSK plc held by those Trusts.
Exchange controls and other limitations
affecting holders
Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws,
decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are
non-residents of the UK.
Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s
Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.
Interests in voting rights
Other than as stated below, as far as as the company is aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the FCA's Disclosure Guidance and Transparency Rules
(DTR 5) is published on a Regulatory Information Service and on the company’s website, gsk.com.
The company has received notifications in accordance with
DTR 5 of the following notifiable interests in the voting rights in the company’s issued share capital:

	31 December 2024		20 February 2025
	No. of voting rights	Percentage of total voting rights(1)	No. of voting rights	Percentage of total voting rights(1)
BlackRock, Inc.	231,975,400(2)	5.60%	231,975,400(2)	5.60%
Dodge & Cox	253,464,108(3)	6.11%	253,464,108(3)	6.11%
(1)Percentage of total voting rights at the date of notification to the company.
(2)Comprising an indirect interest in 229,134,683 Ordinary Shares and a holding of 2,840,717 Qualifying Financial Instruments (Contracts for
Difference).
(3)Comprising an indirect interest in 99,377,874 Ordinary Shares and
154,086,234 ADS.
The company has not acquired or disposed of any interests in its own shares during the period under review.
Share buyback programme
The Board has been authorised to issue and allot Ordinary
Shares under Article 9 of the company’s Articles of Association.
The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder
authorities which are sought on an annual basis at our Annual
General Meeting (AGM). Any shares purchased by the
company may be cancelled, held as Treasury shares or used
for satisfying share options and grants under the Group's
employee share plans.
Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2024, when the
company was authorised to purchase a maximum of
411,703,340 shares.
In determining specific share repurchase levels, the company considers the development of free cash flow during the year.
Details of shares purchased, cancelled, held as Treasury
shares and subsequently transferred from Treasury to satisfy awards under the Group’s employee share plans are disclosed
in Note 37 to the financial statements, ‘Share capital and share premium account’.
On 5 February 2025 GSK announced its intention to implement
a £2 billion share buyback programme to be completed over an
18 month period. The programme commenced on 24 February
2025 with an initial tranche of up to £0.7 billion.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information continued Share capital and control continued
Market capitalisation
The market capitalisation, based on shares in issue excluding
Treasury shares, of GSK at 31 December 2024 was £55.8
billion. At that date, GSK was the 11th largest company by
market capitalisation in the FTSE index.

Share price	2024 £	2023 £	2022 £
At 1 January	14.80	14.51	16.13
At 31 December	13.47	14.50	14.38
Increase/(decrease)	(9)%	(0.06)%	(12)%
High during the year	18.13	15.36	18.31
Low during the year	13.00	13.16	12.96
The table above sets out middle market closing prices. The
company’s share price decreased by (9)% in 2024. This
compares with an increase in the FTSE 100 index of 5.7%
during the year. The middle market closing share price on 20
February 2025 was £14.47.
The trading symbol for GSK's Ordinary Shares of 31 ¼ pence
each on the LSE is GSK and the trading symbol for GSK's
ADSs on the NYSE is GSK.
Share price trend in the three years ended
31 December 2024

19
18
17
16
14
13
12
11
10
8
7
UK£
68
63
59
54
50
45
41
36
32
27
US$
Jan-22
Jan-23
Jan-24
UK Share Price (UK£)
US Share Price (US$)

Nature of trading market
The following table sets out, for the periods indicated, the high and low middle market closing prices for the company’s Ordinary
Shares on the LSE and for the ADS on the NYSE.

	Ordinary Shares		ADS
	UK£ per share		US$ per share
	High	Low	High	Low
February 2025*	14.85	13.80	37.70	34.84
January 2025	14.05	12.94	35.50	32.08
December 2024	13.83	13.20	35.99	33.43
November 2024	14.20	13.00	37.02	33.35
October 2024	15.22	13.93	40.30	36.76
September 2024	16.71	15.17	44.26	40.56
Quarter ended 31 December 2024	15.22	13.00	40.30	33.35
Quarter ended 30 September 2024	16.71	14.98	44.26	38.21
Quarter ended 30 June 2024	18.13	15.26	45.78	38.50
Quarter ended 31 March 2024	17.11	14.80	43.58	37.51
Quarter ended 31 December 2023	15.21	13.82	37.56	34.17
Quarter ended 30 September 2023	15.36	13.16	38.07	33.81
Quarter ended 30 June 2023	15.23	13.46	38.32	33.60
Quarter ended 31 March 2023	15.03	13.77	36.43	33.50
Year ended 31 December 2022	14.92	13.20	37.92	30.00
Year ended 31 December 2021	16.19	13.80	44.44	38.13
Year ended 31 December 2020	14.68	12.92	39.17	33.42
* to 20 February 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information continued

Analysis of shareholdings at 31 December 2024

	Number of accounts	% of total accounts	% if total shares	Number of shares
Holding of shares
Up to 1,000	43,735	75.37	0.30	12,841,103
1,001 to 5,000	10,671	18.39	0.52	22,424,074
5,001 to 100,000	2,652	4.57	1.16	49,934,290
100,001 to 1,000,000	643	1.11	5.27	227,421,834
Over 1,000,000	326	0.56	92.75	4,001,682,433
	58,027	100.00	100.00	4,314,303,734
Held by
Institutional and corporate holders	2,699	4.65	75.33	3,249,766,038
Individuals and other corporate bodies	55,326	95.35	1.26	54,190,742
Guaranty Nominees Limited (ADR programme)	1	0.00	19.50	841,175,799
Held as Treasury shares by GSK	1	0.00	3.92	169,171,155
	58,027	100.00	100.00	4,314,303,734
JP Morgan Chase Bank NA is the Depositary for the company’s American Depositary Receipt (ADR) programme. The company’s
ADS are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. At 20 February 2025, Guaranty Nominees Limited held 850,772,953
Ordinary Shares representing 20.52% of the issued share capital (excluding Treasury shares).
At 20 February 2025, the number of holders of Ordinary Shares in the US was 894 with holdings of  750,483 Ordinary Shares, and the number of registered holders of ADS was 14,455 with holdings of 425,386,476 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

Dividends
The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends
remain an essential component of total shareholder return and
GSK recognises the importance of dividends to shareholders.
From 2022, GSK implemented a progressive dividend policy
guided by a 40% to 60% pay-out ratio through the investment
cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain
unchanged.

Dividends per share
The table below sets out the dividend per share and per ADS
for the last five years. The dividend per ADS is translated into
US dollars at applicable exchange rates.

Year	pence	US$(1)
2024	61(2)	— (4)
2023	58	1.47
2022	61.25(3)	2.00
2021	80	2.16
2020	80	2.12
(1)An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) will be charged by the Depositary. The amounts shown are the dividends paid per ADS before the annual fee is charged.
(2)Dividends declared and paid in respect of 2024 were 15p per share for
Q1 2024, 15p per share for Q2 2024 and 15p per share for Q3 2024. A dividend of 16p per share has been declared for Q4 2024.
(3)Adjusted for the Share Consolidation (2022 only; prior years have not been adjusted).
(4)The Q4 2024 ordinary dividend receivable by ADS holders will be calculated based on the exchange rate on 8 April 2025. The cumulative dividend receivable by ADS holders for Q1, Q2 and Q3 2024 was £1.15.
The expected dividend for 2025 is 64p per Ordinary Share.
Details of the dividends declared, the amounts and the
payment dates are given in Note 16 to the financial statements,
‘Dividends’.
2025 Dividend calendar

Quarter	Ex-dividend date	ADS Ex- dividend date	Record date	Payment date
Q4 2024	20 February 2025	21 February 2025	21 February 2025	10 April 2025
Q1 2025	15 May 2025	16 May 2025	16 May 2025	10 July 2025
Q2 2025	14 August 2025	15 August 2025	15 August 2025	9 October 2025
Q3 2025	13 November 2025	14 November 2025	14 November 2025	8 January 2026
Q4 2025	19 February 2026	20 February 2026	20 February 2026	9 April 2026

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information continued

Financial calendar 2025

Event	Date
Quarter 1 results announcement	30 April 2025
Annual General Meeting	7 May 2025
Quarter 2 results announcement	30 July 2025
Quarter 3 results announcement	29 October 2025
Preliminary/Quarter 4 Results announcement	4 February 2026
Annual Report publication	February/March 2025
Annual Report distribution	March 2025
Information about the company, including the share and ADS
price, is available on our website at gsk.com. Information made available on the website does not constitute part of this Annual
Report.
Stock Exchange announcement notifications
We provide shareholders with a service to receive automatic
email notifications when we publish a stock exchange
announcement. To receive email notifications, please sign up for announcements at gsk.com in the Investors section.
Results announcements
Results announcements are issued to the LSE and are
available on its news service. They are also sent to the US
Securities and Exchange Commission (SEC) and the NYSE,
issued to the media and made available on our website.
Financial reports
The Annual Report is made available on our website from the
date of publication. Shareholders may elect to receive
notification by email of the publication of Annual Reports by registering on www.investorcentre.co.uk, and may also elect to receive a printed copy of the Annual Report by contacting our registrar, Computershare Investor Services PLC.
Copies of previous Annual Reports are available on our
website. Printed copies can also be obtained from our registrar
(see page 298 for the contact details).

Annual General Meeting 2025
Our Annual General Meeting (AGM) will be held at 2.30pm (UK
time) on Wednesday, 7 May 2025 at The Landmark London,
222 Marylebone Road, London, NW1 6JQ, United Kingdom
and will also be broadcast live for you to join electronically.
The AGM is the company’s principal forum for communication
with private shareholders. In addition to the formal AGM
business, there will be a presentation by the CEO on the
performance of the Group and its future development. There
will be an opportunity for questions to be asked of the Board and Chairs of the Board’s Committees will be available to take questions relating to their roles.
Further details on how to access the AGM electronically or
attend in person, ask questions and vote, can be found in the notice of Annual General Meeting 2025 (AGM Notice) which will be made available on our website at gsk.com on or around 24
March 2025.
Investors holding shares through a nominee service should
arrange with that service for them to be appointed as a proxy in respect of their shareholding to attend and vote at the meeting electronically.
ADS holders wishing to attend the meeting electronically should refer to the AGM Notice for details on how to request a proxy appointment from the Depositary, JP Morgan Chase Bank NA.
This will enable them to attend, ask questions and vote
electronically on the business to be transacted at the meeting.
ADS holders are reminded that if they do not instruct the
Depositary as to the way in which the shares represented by
their ADS should be voted by completing and returning the
voting card provided by the Depositary, their shares will not be voted.
Documents on display
The Articles of Association of the company and Directors’
service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries
(and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s
registered office and will be made available for inspection at the
AGM.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information continued

Tax information for shareholders
A summary of certain UK tax and US federal income tax
consequences for holders of shares and ADS who are citizens
of the UK or the US is set out below. It is not a complete
analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase,
ownership or sale of their shares or ADS and the
consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.
US holders of ADS generally will be treated as the owners of the underlying shares for the purposes of the current UK/US
double taxation conventions relating to income and gains
(Income Tax Convention), estate and gift taxes (Estate and Gift
Tax Convention), and for the purposes of the Internal Revenue
Code of 1986, as amended.
UK shareholders
This summary only applies to a UK resident shareholder that
holds shares as capital assets.
Taxation of dividends
For the 2024/25 UK tax year, UK resident individuals are
entitled to a dividend tax allowance of up to £500, so that the first £500 of dividends received in a tax year will be free of tax.
Dividends in excess of this allowance will be taxed at 8.75% for basic rate taxpayers, 33.75% for higher rate tax payers and
39.35% for additional rate taxpayers. Note that from 6 April
2024 the dividend allowance was reduced from £1,000 to £500.
UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax.
Taxation of capital gains
UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADS.
For disposals by individuals in the 2024/25 UK tax year, the capital gains tax rate is dependant on the date of sale. Prior to
30 October 2024, a taxable capital gain accruing on a disposal of shares or ADS will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding.
Disposals made on or after 30 October 2024 the rates are
increased to 18% and 24% respectively. Note this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount.
Corporation tax payers may be entitled to an indexation
allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.
For assets acquired on or before 1 January 2018, legislation in the Finance Act 2018 freezes the level of indexation allowance that is given in calculating a company’s chargeable gains at the value that would apply to the disposal of an asset in December
2017. For assets acquired from 1 January 2018 onwards,
legislation in the Finance Act 2018 removes any indexation
allowance on disposal.
Inheritance tax
Individual (UK-domiciled or otherwise) shareholders may be
liable to UK inheritance tax on the transfer of shares or ADS.
Exposure to a UK inheritance tax charge typically occurs on the death of the asset owner. However, transfers of shares (other than commercial sales) within seven years of death remain
relevant to any inheritance tax exposure at death. Further,
transfers to a trust arrangement during lifetime can give rise to an immediate inheritance tax charge.
Tax may be charged on the amount by which the value of the
shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s
death. Where an exposure to UK inheritance tax and US estate or gift tax exists, careful planning must be undertaken to
understand the opportunity to utilise the US/UK Estate and Gift
Double Tax Convention to manage tax credits and avoid double taxation.
The overall exposure will be dependent on the specific
circumstances of each situation and it is also important to note that tax charges may arise in other jurisdictions. Bespoke
advice tailored to an individual’s personal circumstances should therefore be obtained from a tax professional.
Stamp duty and stamp duty reserve tax
UK stamp duty and/or stamp duty reserve tax (SDRT) will,
subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer.
Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to
SDRT and that instrument is stamped within six years of the
agreement (including being stamped as exempt) any SDRT
charge should be cancelled and any SDRT which has already
been paid will be repaid. Where listed shares are transferred to a company connected to the transferor the chargeable
consideration will be deemed to be not less than the market
value of the shares transferred. This market value override also applies where non-listed shares are transferred to a company connected to the transferor where the consideration includes an issue of shares.
US shareholders
This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADS) that holds shares or ADS as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade,
profession or vocation that is carried on in the UK through a branch or agency.
The summary also does not address the tax treatment of
holders that are subject to special tax rules, such as banks, tax-
exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADS as part of an
integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons
that own (directly, indirectly or constructively) 10% or more of the company’s stock (by vote or value), nor does it address tax treatment that may be applicable as a result of international income tax treaties.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Shareholder information continued
Taxation of dividends
The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations.
Dividends paid in sterling generally will be includable in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the US holder receive the dividends, in the case of Ordinary Shares, or the date the depositary
receives the dividends, in the case of ADSs. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum federal rate of 23.8% plus applicable state and local tax in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service (IRS) is a dividend that
meets the following criteria:
1.It must be issued by a US corporation, a corporation
incorporated in a US possession, or a corporation that is
eligible for the benefits of a comprehensive income tax treaty deemed satisfactory, as published by the IRS.
2.The dividends are not of a type listed by the IRS as dividends that do not qualify.
3.The required dividend holding period has been met. The
shares must have been owned by you for more than 60 days
of the ‘holding period’ – which is defined as the 121-day
period that begins 60 days before the ex-dividend date, or
the day in which the stock trades without the dividend priced
in. For example, if a stock’s ex-dividend date is 1 October, the shares must be held for more than 60 days in the period
between 2 August and 30 November of that year in order to
count as a qualified dividend.
Dividends that are not qualified are subject to taxation at the
US federal graduated tax rates, at a maximum rate of 40.8%.
Some types of dividends are automatically excluded from being qualified dividends, even if they meet the other requirements.
These include (but are not limited to):
–Capital gains distributions
–Dividends on bank deposits
–Dividends held by a corporation in an Employee Stock
Ownership Plan (ESOP)
–Dividends paid by tax-exempt corporations.
US state and local tax rates on qualified and non-qualified
dividends may vary and would be assessed in addition to the
federal tax rates communicated above.
Taxation of capital gains
Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADS. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADS were held for more than one year, from the date the shares were vested/released.
Short-term capital gains can be subject to taxation of rates of up to 40.8%, whereas long-term capital gains may be subject to rates of up to 23.8%. State and local tax rates on capital gains may also apply.
Information reporting and backup
withholding
Dividends and payments of the proceeds on a sale of shares or
ADS, paid within the US or through certain US-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the US holder is a
corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to
information reporting or backup withholding, but may be
required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is
furnished to the IRS.
Estate and gift taxes
Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax. However, a US
holder may be subject to US federal estate and gift tax.
Stamp duty
UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depositary at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).
However, no stamp duty or SDRT should be payable on the
transfer of, or agreement to transfer an ADS or on transfers within the clearance service.  Notwithstanding the above, where the clearance service operator has made an election under
s97A Finance Act 1986, broadly the 1.5% stamp duty/SDRT
charge should not arise on the transfer into the clearance
service, but transfers to, and within, the system (where there is a change in beneficial ownership) would attract a 0.5% charge.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information

Articles of Association of GSK plc
The following is a summary of certain provisions of the
company’s Articles of Association (the “Articles”). This summary is qualified in its entirety by reference to the UK Companies Act
2006 (the “Companies Act”) and the current Articles which are available online on the company’s website. Any amendment to
the Articles may be made in accordance with the provisions of the Companies Act, by way of special resolution.
GSK plc (the “company”) is a public limited company registered in England and Wales with a registered number 3888792. The
company has no statement of objects in the Articles;
accordingly, its objects are unrestricted in accordance with the provisions of the Companies Act.
(a)Directors
The Articles provide for a board of directors, consisting of
(unless otherwise determined by ordinary resolution of
shareholders) not less than two nor more than 24 directors, in which all the powers of the company (whether relating to the management of the business of the company or not) are
vested.
A director must not vote on, or count towards the quorum in
relation to, any resolution of the Board relating specifically to their own appointment (including remuneration) or the terms of their termination of appointment or relating to any contract in which they have an interest.
This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including (but not limited to): (a)
indemnifying the director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in
respect of obligations of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) contracts concerning another company in which the director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (d) offers of securities by the company or any of its subsidiary undertakings in which the director will or may be entitled to participate as a holder of securities; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the director will share in a similar manner to other employees; and (f) the purchase or maintenance of
insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.
Directors may be elected by ordinary resolution of shareholders or appointed by the Board. At each annual general meeting, all the directors at the date of the notice convening the annual general meeting shall retire from office and may offer
themselves for re-election by members.  No director is required to retire by reason of their age, nor do any special formalities apply to the appointment or re-election of any director who is over any age limit. No shareholding qualification for directors shall be required. Directors may also be removed before the
expiration of their term of office in accordance with the
provisions of the Companies Act and the Articles.
Subject to the provisions of the Companies Act, the directors may exercise all the company’s powers to borrow money; to
mortgage or charge all or any of the company’s undertaking,
property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party. The Articles provide for the provision of benefits, by the payment of
gratuities, pensions or insurance or in any other manner, for any director or former director or their relations, connected persons or dependants.
(b)Voting
All resolutions put to the vote at general meetings, including electronic general meetings, will be decided by poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share held. Matters are transacted at shareholders’ meetings by the proposing and passing of two
kinds of resolution. An ordinary resolution requires the
affirmative vote of a majority of the votes cast by those entitled to vote at a meeting at which there is a quorum. A special
resolution requires the affirmative vote of not less than three quarters of the votes cast by those entitled to vote at a meeting at which there is a quorum.
The necessary quorum for a meeting of the company is a
minimum of two shareholders present in person or by proxy
and entitled to vote. A shareholder is not entitled to vote any share held by them at any general or class meeting if any call or other sum then payable remains unpaid or if that shareholder has been served with a restriction notice (as defined in the
Articles) after failure to provide the company with information concerning interests in those shares required to be provided under the Companies Act.
(c)Transfer of shares
Any shareholder may transfer their Ordinary Shares which are in certificated form by an instrument of transfer in any usual form or in any other form which the Board may approve. The
Board may decline to register a transfer of a certificated share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be
exempt from stamp duty, and is accompanied by the relevant
share certificate and such other evidence of the right to transfer as the Board may reasonably require, (b) is in respect of only one class of share, and (c) if to joint transferees, is in favour of not more than four such transferees.  Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the
Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.
The Board may decline to register a transfer of any of the
company’s certificated shares by a person with a 0.25%
interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the company with information concerning
interests in those shares required to be provided under the
Companies Act, unless the transfer is shown to the Board to be pursuant to an arm’s length sale (as defined in the Articles).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information continued
(d)Dividends and distribution of assets
on liquidation
Subject to the provisions of the Articles and applicable
legislation, the Company in general meeting may declare
dividends on the Ordinary Shares by ordinary resolution, but any such dividend may not exceed the amount recommended
by the Board.  If in their opinion the company’s financial
position justifies such payments, the directors may, as far as any applicable legislation allows, pay interim dividends on
shares of any class of such amounts and in respect of such
periods as they think fit.
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
If shareholders fail to provide the necessary details to enable payment, or if payment cannot be made using the details
provided by the shareholder, the dividend or other amount
payable will be treated as unclaimed. Any dividend or other
sum unclaimed after a period of six years from the date it was declared or became due for payment is forfeited and reverts to the company unless the Board decides otherwise.
(e)Share rights
Subject to any rights attached to existing shares, the company may issue (a) shares with such rights and restrictions as the company may be ordinary resolution decide or (if there is no such resolution or so far as it does not make specific provision)
as the Board may decide, and (b) redeemable shares, and the
Board may determine the terms, conditions and manner of
redemption of any redeemable share so issued. Such rights,
restrictions, terms and conditions shall apply to the relevant shares as if they were set out in the Articles.  Subject to the
Articles, any resolution passed by the shareholders and other shareholders’ rights, the Board may decide how to offer, allot, grant options over or otherwise deal with any shares in the
company.
(f)Variation of rights and changes in
capital
Subject to the provisions of any statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it
applies to the company, the rights attached to any class of
shares may be varied with the written consent of the holders of three quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury
shares) or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At
every such separate meeting, the provisions of the Articles
relating to general meetings shall apply, except the necessary quorum shall be at least two persons entitled to vote and
holding or representing as proxy at least one-third in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) (but provided that at any adjourned meeting one holder of shares of the relevant class present in person or by proxy shall be a quorum).
If new shares are created or issued which rank equally with any other existing shares, or if the company purchases or redeems any of its own shares, the rights of existing shares will not be regarded as changed or abrogated unless the terms of the
existing shares expressly say otherwise.
While holders of ordinary shares have no pre-emptive rights
under the Articles, the ability of the directors to cause the company to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years. Under the Companies Act, the company may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their
respective shareholdings, unless this requirement is disapplied by a special resolution of the shareholders.
Holders of shares are not subject to calls on capital by the company, provided that the amounts required to be paid on
issue have been paid off.
(g)Limitations on rights of non-resident
or foreign shareholders
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
(h)General meetings of shareholders
The company is required by the Companies Act to hold an
annual general meeting each year. General meetings of
shareholders may be called as necessary by the directors and must be called promptly upon receipt of a requisition from
shareholders. Under the Companies Act, an annual general
meeting must be called by notice of at least 21 clear days. A general meeting other than an annual general meeting may be
called on not less than 14 clear days’ notice provided a special resolution reducing the notice period to 14 clear days has been passed at the immediately preceding annual general meeting
or a general meeting held since that annual general meeting.
The directors may determine that a general meeting shall be
held as a physical meeting or in combination with an electronic platform or platforms that enables members to participate in the meeting without physically attending (an electronic general
meeting).

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information continued

Material contracts
Agreements with Novartis
On April 22, 2014, GSK and Novartis AG (“Novartis”) entered
into a three-part, inter-conditional transaction, in connection with which they executed, among other agreements, a share
and business sale agreement relating to the acquisition by GSK of the vaccines business of Novartis (the “Vaccines SAPA”).
GSK’s shareholders approved the transaction on December 18,
2014. The transaction closed on March 2, 2015.  GSK
continues to have obligations to pay further sales and
milestone-based consideration to Novartis under the Vaccines
SAPA.
Agreement with Pfizer
On December 19, 2018, GSK, GSK Consumer Healthcare and
Pfizer Inc. (“Pfizer”) entered into a Stock and Asset Purchase
Agreement (the “Pfizer SAPA”) pursuant to which the parties
agreed to form a consumer healthcare joint venture (the “GSK/
Pfizer JV”) through the acquisition by GSK Consumer
Healthcare from Pfizer of Pfizer’s consumer healthcare
business and the transfer by GSK to GSK Consumer
Healthcare of those parts of the GSK consumer healthcare
business not already part of GSK Consumer Healthcare as of
the date of the Pfizer SAPA (with certain limited exceptions). As consideration for the acquisition of its consumer healthcare business, Pfizer received shares in GSK Consumer Healthcare
representing a 32% ownership interest in the GSK/Pfizer JV.
GSK retained a controlling interest in GSK Consumer
Healthcare of 68%. On July 31, 2019, the parties entered into an amendment to the Pfizer SAPA, pursuant to which: (i) GSK
Consumer Healthcare transferred by novation to
GlaxoSmithKline Consumer Healthcare Holdings (No. 2)
Limited (“GSK Consumer Healthcare (No. 2)”) all rights, title, interest, obligations duties and liabilities of GSK Consumer
Healthcare under and in respect of the Pfizer SAPA, (ii) the parties released GSK Consumer Healthcare from its obligations under the Pfizer SAPA in exchange for GSK Consumer
Healthcare (No. 2)’s assumption thereof and (iii) certain other amendments to the Pfizer SAPA and other arrangements in
connection with the closing of the transaction, including in relation to the delayed legal completion of the transaction in a number of jurisdictions due to regulatory constraints. The
transaction closed on July 31, 2019.
Each of GSK and Pfizer gave customary and broadly reciprocal representations and warranties to each other under the Pfizer
SAPA. GSK and Pfizer agreed to indemnify each other and
GSK Consumer Healthcare (No. 2) (as applicable) in respect of losses (other than certain losses arising from tax matters, which are subject to a specific indemnity under the Pfizer SAPA)
relating to: (i) certain liabilities which the parties agreed will be retained by GSK or Pfizer; (ii) any breach of their respective covenants or agreements under the Pfizer SAPA or the related ancillary agreements implementing the Pfizer SAPA; or (iii) any breach of their respective representations and warranties given under the Pfizer SAPA or the related ancillary agreements
implementing the Pfizer SAPA as of the date of completion of the transaction. GSK Consumer Healthcare (No. 2) agreed to
indemnify GSK and Pfizer in respect of losses (other than
certain losses arising from tax matters, which are subject to a specific indemnity under the Pfizer SAPA) relating to: (i)
liabilities which GSK Consumer Healthcare (No. 2) agreed to
assume in connection with the transaction; (ii) liabilities
resulting from the conduct of GSK Consumer Healthcare’s
business other than those liabilities that GSK agreed to retain in connection with the transaction; and (iii) any breach of GSK
Consumer Healthcare (No.2)’s post-completion covenants or
agreements under the Pfizer SAPA or the related ancillary
agreements implementing the Pfizer SAPA.
On June 1, 2022, GSK, Pfizer, GSK Consumer Healthcare (No.
2) and Haleon plc (“Haleon”) entered into the second
amendment agreement to the Pfizer SAPA to implement certain
amendments in connection with the demerger of the Consumer
Healthcare business (the “Demerger”) and to include Haleon in the Pfizer SAPA indemnity framework by way of a guarantee
given by Haleon with respect to the indemnification obligations of GSK Consumer Healthcare (No. 2) under the Pfizer SAPA.
Demerger Agreements
On June 1, 2022, GSK and Haleon entered into a demerger
agreement (the “Demerger Agreement”) to effect the Demerger
and to govern aspects of the relationship between GSK and
Haleon following completion of the Demerger. The Demerger
Agreement contains certain customary indemnities under which
GSK indemnifies Haleon in respect of liabilities, losses
demands, claims, costs, taxes and damages arising, directly or indirectly, from or in consequence of certain claims.
On June 1, 2022 GSK, GSK Consumer Healthcare and GSK
Consumer Healthcare (No. 2) entered into an asset transfer
framework agreement (the “Asset Transfer Framework
Agreement”), setting out the framework for the transfer of
certain businesses, assets, liabilities and employees that were excluded from the original perimeter of the GSK/Pfizer JV as contemplated in the Pfizer SAPA and others that were included in the original perimeter of the GSK/Pfizer JV but had not yet legally transferred or to record the transfer of other assets under the Pfizer SAPA, in each case from the GSK group to the
Haleon group. The Asset Transfer Framework Agreement also
sets out the framework for the transfer of certain businesses, assets, liabilities and employees from the Haleon group to the
GSK group.  The Asset Transfer Framework Agreement
contained a substantially equivalent indemnity regime to the
Pfizer SAPA indemnification regime described above.
The indemnities given by GSK pursuant to the Pfizer SAPA, the
Demerger Agreement and the Asset Transfer Framework
Agreement, as described above, survived the completion of the
Demerger and continue in perpetuity.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information continued

American Depositary Shares
Fees and charges payable by ADR holders
JPMorgan Chase Bank, N.A. serves as the depositary (the
“Depositary”) for GSK’s American Depositary Receipt (“ADR”)
program. On July 29, 2019, GSK and the Depositary amended
and restated the deposit agreement and further amended the
deposit agreement on March 15, 2021 (the “Deposit
Agreement”) between GSK, the Depositary and owners and
holders of ADRs. Pursuant to the Deposit Agreement, ADR
holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit
Agreement, shall charge (i) a fee of $5.00 per 100 American
Depositary Shares (or portion thereof) for the issuance,
delivery, reduction, cancellation or surrender (as the case may
be) of American  Depositary Shares (“ADSs”), (ii) a fee of U.S.
$0.05 or less per ADS held (A) upon which any cash
distribution is made  pursuant to the Deposit Agreement or (B)
in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend, (iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of
such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to ADR holders entitled thereto, (iv) an aggregate fee of U.S.
$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the
ADRs (which fee may be charged on a periodic basis during
each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the Depositary
during each calendar year and shall be payable at the sole
discretion of the Depositary by billing such Holders or by
deducting such charge from one or more cash dividends or
other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the
Depositary and/or any of its agents (including, without
limitation, the agent or agents of the Depositary (the
“Custodian”) and expenses incurred on behalf of ADR holders
in connection with compliance with foreign exchange control
regulations or any law or regulation relating to foreign
investment) in connection with the servicing of the ordinary shares or other Deposited Securities, the sale of securities
(including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the
Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or
other cash distributions).
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
The Depositary anticipates reimbursing GSK for certain
expenses incurred by GSK that are related to the establishment and maintenance of the ADR program upon such terms and
conditions as GSK and the Depositary may agree from time to
time. The Depositary may make available to GSK a set amount
or a portion of the Depositary fees charged in respect of the
ADR program or otherwise upon such terms and conditions as
GSK and the Depositary may agree from time to time. In 2024
the Depositary made payments of approximately $11.18 million.
Under certain circumstances, including removal of the
Depositary or termination of the ADR program by GSK, GSK is
required to repay certain amounts paid to GSK and to
compensate the Depositary for payments made or services
provided on behalf of GSK.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information continued
Insider Trading Policies
We are committed to compliance with laws and regulations and to financial integrity,  We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of GSK securities by directors, management, and employees that is
reasonably designed to promote compliance with applicable
insider trading laws, rules and regulations, and listing
standards.  A copy of the policy is filed as Exhibit 11.1 to this
Annual Report on Form 20-F.

Cyber Security
Risk management and strategy
We manage cyber security risk using our corporate enterprise risk management and Internal Control Framework (ICF). Our
Chief Information Security Officer (CISO) heads our Cyber
Security Office and is responsible for identifying and
implementing controls to mitigate and manage cyber security
risks, while maintaining a set of key risk indicators and setting tolerances and thresholds that balance risk and business
needs. We adhere to widely accepted standards and
frameworks to benchmark our internal environment and
controls, defining our security objectives and desired outcomes.
As our threat environment evolves, we also utilise external
frameworks such as the NIST Cyber Security Framework to
measure cyber readiness and maturity, ISO 27001/27002 for
general information technology controls, and Sarbanes-Oxley
(SOX) for assessment of internal controls. Furthermore, we
draw on third party consultants’ expertise in processes for
assessing, identifying and/or managing cyber security risks. We also have a third-party security risk management programme to assess cyber security risk when selecting and onboarding third parties.
Information and Cyber Security Governance
The Chief Digital and Technology Officer (CDTO) leads the
Digital and Technology function, including the CISO and Cyber
Security Office. Our CDTO has over 25 years of experience as an IT professional, including with GSK since 2018, and is
responsible for Technology and Cyber Security at GSK.  The
CDTO is the Enterprise Risk Owner and  manages and reports
regularly on the GSK Information and Cyber Security risk.
The CISO coordinates risk, develops controls, and monitors the enterprise risk plan. This plan includes a description of the risk, its external and internal context, our assessment and risk
appetite, how we treat and monitor the risk in line with our ICF.
The Board, Audit & Risk Committee, and Risk Oversight and
Compliance Council oversee our cyber security risk. The CISO regularly reports on cyber security risks. This reporting covers external and internal insights, key risk indicators, management actions, updates on implementing the enterprise risk plan, and escalations.  The Cyber Security Office analyses potential
cyber security incidents. Significant cyber security incidents are escalated to the Chief Compliance Officer, CDTO, GSK
Leadership Team, and Company Secretary. Material incidents
are escalated to the Board and Audit & Risk Committee and
appropriate disclosure committee as needed.
Cyber Security Awareness, Training and Readiness
Our cyber security awareness and training programmes include phishing simulations, monthly awareness campaigns, and
mandatory annual refreshers for all employees. We also run
periodic crisis simulation exercises to test our response to cyber security incidents.
Compliance with various governmental cyber security
regulations
Our Cyber Security Office, works to stay abreast of emerging government regulations, trends, and compliance expectations
regarding cyber security.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Additional information continued

Code of Ethics
We have a number of well-established policies, including our
Code of Conduct ("The Code") for all employees, including the
CEO, CFO and other senior financial officers.  The Code is
available at https://www.gsk.com/en-gb/company/governance/
compliance/#the-code.
During the year no waivers were granted from a provision of
our code of ethics to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Supplemental Guarantor Information
As of 31 December 2024, GSK plc (the ‘Guarantor’) has fully
and unconditionally guaranteed certain debt securities (‘Notes’)
issued by GlaxoSmithKline Capital plc and GlaxoSmithKline
Capital Inc. (the ‘Issuers’) in offerings under the Guarantor's and the Issuers' registration statement on Form F-3, including:
GlaxoSmithKline Capital Inc.:
•3.625% Notes due 2025
•3.875% Notes due 2028
•5.375% Notes due 2034
•6.375% Notes due 2038
•4.200% Notes due 2043
GlaxoSmithKline Capital plc:
•3.375% Notes due 2029
The Issuers are 100% owned finance subsidiaries of GSK plc.
The Issuers have no assets or operations other than those
related to the issuance, administration and repayment of the
Notes being registered and other non-registered securities
guaranteed by GSK plc. GSK plc has fully and unconditionally guaranteed the Notes and no other subsidiary of GSK plc
provides such guarantee.
The Notes are listed on the New York Stock Exchange or the
London Stock Exchange (in the case of 5.375% Notes due
2034). The guarantee is a full, irrevocable and unconditional guarantee of the principal, interest, premium, if any, and any other amounts payable in respect of the Notes.

Principal Accountant Fees and Services
Audit Fees for 2024 and 2023 were paid to Deloitte LLP as follows:

	2024 £m	2023 £m
Audit Fees	21.1	20.4
Audit-Related Fees¹	2.2	1.6
Tax Fees	–	–
All Other Fees	–	–
1 The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures

Shareholder services and contacts
Registrar
The company’s registrar is:
Computershare Investor Services PLC
The Pavillions, Bridgwater Road Bristol, BS99 6ZY
www.investorcentre.co.uk
Tel: +44 (0)370 707 1595*
Computershare provides a range of services for shareholders:
Individual Savings Accounts (ISAs)
Equiniti Financial Services Limited provide the EQi Flexible ISA to hold GSK shares.
Details (including information on fees) are available from
www.eqi.co.uk or can be requested by calling the Equiniti
Customer Experience Team on 0345 0700 720. Lines are open
8:00am to 5:30pm, UK time Monday to Friday (excluding UK
public holidays).†
ADS Depositary
The ADR programme is administered by JPMorgan
Chase Bank, N.A.:
Regular Correspondence:
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
Delivery of Stock Certificates and Overnight Mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
shareowneronline.com/informational/contact-us/
From the US: +1 877 353 1154
From outside the US: +1 651 453 2128
The Depositary also provides Global Invest Direct, a direct ADS purchase/sale and dividend reinvestment plan for ADS holders.
For details on how to enrol, please visit www.adr.com or call the above helpline number to obtain an enrolment pack.
Contacts
Investor relations
Investor relations may be contacted as follows:
UK
79 New Oxford Street,
London, WC1A 1DG
Tel: +44 (0)20 8047 5000
US
2929 Walnut Street
Philadelphia PA 19104
Tel: +1 888 825 5249 (US toll free)
Tel: +1 215 751 4000 (outside the US)
GSK Response Center
Tel: +1 888 825 5249 (US toll free)
Tel: +1 215 751 4600 (outside the US)
Share scam alert
If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.
If you are a UK shareholder, please contact the Financial
Conduct Authority at www.fca.org.uk/consumers or on its
consumer helpline:
Tel: 0800 111 6768 (in the UK)*
Tel: +44 207 066 1000 (outside the UK)*
*Lines are open from 8.00am to 6.00pm, UK time, Monday to Friday, except UK public holidays, and 9.00am to 1.00pm on Saturdays.
†The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued

US law and regulation
A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the
form of ADS.
NYSE rules
In general, the NYSE rules permit the company to follow UK
corporate governance practices instead of those applied in the
US, provided that we explain any significant variations. This explanation is in the Corporate Governance comparison on
page 302. NYSE rules require us to file annual and interim
written affirmations concerning our Audit & Risk Committee
(ARC) and our statement on significant differences in corporate governance.
Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in
the US, Congress passed the Sarbanes-Oxley Act of 2002.
Sarbanes-Oxley is a wide-ranging piece of legislation
concerned largely with financial reporting and corporate
governance.
As recommended by the SEC, the company has an established
Disclosure Committee. The Committee reports to the CEO, the
CFO and to the ARC. It is chaired by the Company Secretary
and its members consist of senior managers from finance,
legal, corporate communications and investor relations.
Where appropriate, external legal counsel, the external
auditors, our sponsor bank, and internal experts are invited to attend the Disclosure Committee’s meetings periodically. The
Committee has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual
Report and the Annual Report on Form 20-F. In 2024, the
Committee met 22 times, including for the purpose of receiving relevant and appropriate training.
Sarbanes-Oxley requires that the Annual Report on Form 20-F
contains a statement as to whether a member of the ARC is an audit committee financial expert, as defined in rules under
Sarbanes-Oxley. Such a statement for the relevant members of the ARC (Charles Bancroft) is included in the Board Committee information area of the Corporate Governance report on page
103 and in his biography on page 105.
Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.
Section 302: Corporate responsibility for
financial reports
Sarbanes-Oxley requires the CEO and the CFO to complete
formal certifications, confirming that:
–they have each reviewed the Annual Report on Form 20-F;
–based on their knowledge, the Annual Report on Form 20-F
contains no material misstatements or omissions;
–based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual
Report on Form 20-F;
–they are responsible for establishing and maintaining
disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the
effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the
Annual Report on Form 20-F;
–they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable
assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
–they have disclosed in the Annual Report on Form 20-F any
changes in internal controls over financial reporting during the period covered by the Annual Report on Form 20-F that
have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial
reporting; and
– they have  disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditor and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls
over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process,
summarise and report financial information, and any fraud
(regardless of materiality) involving persons that have a
significant role in the company’s internal control over financial reporting.
The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31
December 2024.
There are inherent limitations to the effectiveness of any
system of disclosure controls and procedures, including the
possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective
disclosure controls and procedures can only provide
reasonable assurance of achieving their control objectives.
Based on the Group’s evaluation, the CEO and CFO have
concluded that, as at 31 December 2024, the disclosure
controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the
reports that the Group files and submits under the US
Securities Exchange Act of 1934, as amended, is recorded,
processed, summarized and reported as and when required
and that it is accumulated and communicated to management,
including the CEO and CFO, as appropriate, to allow timely
decisions regarding disclosure.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued US law and regulation continued
Section 404: Management’s annual report on
internal control over financial reporting
In accordance with the requirements of section 404 of
Sarbanes-Oxley, the following report is provided by
management in respect of the company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)
under the US Securities Exchange Act of 1934, as amended
(the Exchange Act)):
–Management is responsible for establishing and maintaining
adequate internal control over financial reporting for the
Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of
financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
–Management conducted an evaluation of the effectiveness of
internal control over financial reporting based on the
framework, Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organisations of the
Treadway Commission (COSO).
–Management has assessed the effectiveness of internal
control over financial reporting as at 31 December 2024 and
has concluded that such internal control over financial
reporting was effective.  In addition, there have been no
changes in the Group’s internal control over financial
reporting during 2024 that have materially affected, or are
reasonably likely to affect materially, the Group’s internal control over financial reporting .
–Deloitte LLP, which has audited the consolidated financial
statements of the Group for the year ended 31 December
2024, has also assessed the effectiveness of the Group’s
internal control over financial reporting as at 31 December
2024 under Auditing Standard 2201 of the Public Company
Accounting Oversight Board (United States). Their audit
report is on page 301.
Section 13(r) of the Exchange Act
Section 13(r) of the Exchange Act requires issuers to make
specific disclosure in their annual reports of certain types of dealings with Iran, including transactions or dealings with
government-owned or controlled entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons.
The Group exported certain medicines to Iran via sales by non-
US entities that are not subsidiaries of a US entity to a
distributor in Iran pursuant to a specific licence issued by the
Office of Foreign Assets Control. The Group ceased exports
and sales to Iran in June 2024.
The Group did not regularly receive information regarding the identity of the distributor's downstream customers and
intermediaries in Iran, and it is possible that these parties included entities, such as hospitals and pharmacies, that are owned directly or indirectly by the Iranian Government or by persons or entities sanctioned in connection with terrorism or proliferation activities.
As the Group does not regularly receive information regarding the identity of its distributor's downstream customers and
intermediaries, it cannot establish the proportion of gross
revenue or sales potentially attributable to entities affiliated with the Iranian Government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues £2.6 million and net profits £5.6 million from the
Group's sales to Iran in 2024.
Some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah or other groups that are designated by the United States pursuant to Executive
Order 13224. Again, the Group does not deal directly with such hospitals or facilities and instead sells through distributors. The
Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable activities. As a result, the Group is reporting the entire gross revenues £7.3 million and net profits £3.3 million  from the Group's sales to Lebanon in 2024.
In addition to Section 13(r) of the Exchange Act, US law
generally restricts dealings by US persons and dealings that otherwise are subject to US jurisdiction with certain countries or territories that are subject to comprehensive sanctions,
currently Crimea, Cuba, the so-called Donetsk People's
Republic, Iran, the so-called Luhansk People's Republic, North
Korea and Syria, as well as with the Government of Venezuela
(though not with the country of Venezuela as a whole) and
certain agencies of the Government of the Russian Federation.
The Group engages in some activity in certain such
jurisdictions having assessed applicable licences and
exemptions
While we believe the Group complies with all applicable US
sanctions in all material respects, such laws are complex and continue to evolve rapidly.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of GSK plc
Opinion on Internal Control over Financial
Reporting
We have audited the internal control over financial reporting of
GSK plc and subsidiaries (the “Group”) as at 31 December
2024, based on criteria established in Internal Control —
Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission
(COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at
31 December 2024, based on criteria established in Internal
Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States)
(PCAOB), the consolidated financial statements as at and for the year ended 31 December 2024, of the Group and our report dated 3 March 2025, expressed an unqualified opinion on
those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining
effective internal control over financial reporting and for its assessment of the effectiveness of internal control over
financial reporting, included in the accompanying “Section 404:
Management’s annual report on internal control over financial reporting” included on page 300 of the Form 20-F. Our
responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are
required to be independent with respect to the Group in
accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
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
/s/ Deloitte LLP
London, United Kingdom
3 March 2025

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Corporate governance comparison
Description of differences between UK Corporate Governance and New York Stock Exchange
(“NYSE”) requirements.
GSK’s primary listing is on the London Stock Exchange. GSK is required to comply with the Financial Conduct Authority’s
Listing Rules (Listing Rules) and Disclosure and Transparency
Rules (DTRs) and report compliance with the UK Corporate
Governance Code (Code). The Group’s statement of
compliance with the Code is set out on page 112.
GSK also has American Depositary Receipts listed on the New
York Stock Exchange (NYSE) and is subject to the application of the NYSE Rules. As a foreign private issuer, GSK is exempt from most of the NYSE Rules that US companies must follow.
However, GSK is required to disclose any significant ways in which its corporate governance practices differ from those
followed by US companies listed on the NYSE. Significant
differences between GSK’s current corporate governance
practices and the applicable NYSE corporate governance
standards are as follows:
Director independence
GSK complies with the Code, which requires at least half the
Board, excluding the Chair, to be independent Non-Executive
Directors. The NYSE Rules require the Board to have a
majority of independent directors. The Board considers the
factors set out in the Code when determining a Director’s
independence. It does not explicitly consider the NYSE
independence requirements (which are different from those set out by the Code).
Board Committees
GSK’s Board Committees are broadly aligned in purpose and
composition to those required by the NYSE Rules. The NYSE
requires listed US companies to have compensation and
nominating/corporate governance committees composed
entirely of independent directors, as defined under the NYSE
Rules. The Board’s Remuneration Committee is composed
solely of independent Non-Executive Directors who are
independent under the standards of the Code. The
Nominations & Corporate Governance Committee consists of
independent Non-Executive Directors and the Board’s Chair,
who was deemed to be independent on appointment according
to the independence standards of the Code.
GSK complies with the NYSE Rules requirement to have an
audit committee comprised solely of independent directors, as defined under Rule 10A-3 under the Securities Exchange Act of
1934, as amended. However, GSK follows the Code
recommendations, rather than the NYSE Rules, regarding the
responsibilities of the Board’s Audit & Risk Committee (except for applicable mandatory responsibilities under the Sarbanes-
Oxley Act of 2002, as amended), although both are broadly
comparable. The Board has determined that Charles Bancroft,
Chair of the Audit & Risk Committee, has the appropriate
qualifications and background to be an “Audit Committee
Financial Expert” as defined under the US Securities and
Exchange Commission rules.
The roles of GSK’s Board Committees are set out on page 113
of the Annual Report and within each Board Committee’s terms of reference, available at gsk.com.
Code of Business Conduct and Ethics
The NYSE Rules require that listed US companies adopt and
disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. There is no
equivalent recommendation in the Code, but GSK has adopted
a Code of Conduct for all employees, including the CEO, CFO
and other senior financial officers, which is available at
gsk.com.
Shareholder Approval of Equity-
compensation plans
The NYSE Rules require that shareholders of listed US
companies be given the opportunity to vote on all equity
compensation plans and material revisions to those plans
(subject to limited exceptions). GSK complies with the
equivalent UK requirements, which are similar to the NYSE
Rules. However, the Board does not explicitly consider the
NYSE’s detailed definition of ‘material revisions’.
Corporate Governance Guidelines
The NYSE Rules require listed US companies to adopt and
disclose corporate governance guidelines. The Listing Rules
and the Code require GSK to include an explanation in its
Annual Report of how it applies the principles of the Code and a confirmation that it complies with the Code's provisions or, where it does not, provide an explanation of how and why it
does not comply. In addition, GSK is required to make certain mandatory corporate governance statements in the Directors’
Report in accordance with the Listing Rules and DTRs, which it does on pages 173 and 174.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued

Group companies
In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the address of the registered office and effective percentage of equity owned, as at 31 December 2024 are disclosed below. Unless otherwise stated the share capital disclosed comprises ordinary shares which are indirectly held by GSK plc. The percentage held by class of share is stated where this is less than 100%. Unless otherwise stated, all subsidiary companies have their registered office and are tax resident in their country of incorporation.

Name	Security	Registered address
Wholly owned subsidiaries
14245563 Canada Inc.	Common	75 Rue Queen, Unité 1400, Montreal, QC H3C 2N6, Canada
14934792 Canada Inc.	Common	100 Milverton Drive, Suite 800 , Mississauga ON L5R 4H1, Canada
1506369 Alberta ULC	Common	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada
Action Potential Venture Capital Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
Adechsa GmbH (ii)	Ordinary	c/o GlaxoSmithKline AG, Zweigniederlassung Baar/Zug, Neuhofstrasse 4, 6340 Baar, Switzerland
Affinivax, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Aiolos Bio, Inc.	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Aiolos Bio Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Allen & Hanburys Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Allen & Hanburys Pharmaceutical Nigeria Limited	Ordinary	49, Town Planning Way, Ilupeju, Lagos, Nigeria
Allen Pharmazeutika Gesellschaft m.b.H.	Ordinary	Wienerbergstraße 7, Wien, 1100, Austria, Austria
Beecham Group p.l.c	£0.20 Ordinary A; £0.05 Ordinary B	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Beecham Pharmaceuticals (Pte) Limited	Ordinary	38 Quality Road, Jurong Industrial Estate, Jurong, 618809, Singapore
Beecham Portuguesa- Produtos Farmaceuticos e Quimicos, Lda,	Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Beecham S.A.	Ordinary	Avenue Fleming 20, 1300 Wavre, Belgium
Bellus Health Inc	Common	75 Rue Queen, Unité 1300, Montreal, QC H3C 2N6, Canada
Biovesta Ilaçlari Ltd. Sti. (ii)	Nominative	Esentepe Mah, Bahar Sk. Ozdilek River Plaza, Vyndham Grand No: 12 Kat: 22, Kapi: 58, Sisli, Istanbul 32394, Turkey
Cascan GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munich, Bavaria, Germany
Cellzome GmbH	Ordinary	Meyerhofstrasse 1, 69117, Heidelberg, Germany
Clarges Pharmaceuticals Trustees Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Colleen Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Corixa Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Dealcyber Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Desarrollo Energia Solar Alternativa S.L.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Duncan Pharmaceuticals Philippines Inc.	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Elsie Biotechnologies, Inc	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Etex Farmaceutica Ltda	Social Capital	Av. Andrés Bello 2457, Costanera Center, Torre 2, Piso 20, Providencia, Santiago, 7510689, Chile
Glaxo Group Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
Glaxo Kabushiki Kaisha (ii)	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
Glaxo New Zealand Pension Plan Trustee Limited	Ordinary	Level 2 E.2, Generator at GridAKL, 12 Madden Street, Wynyard Quarter, Auckland, 1010, New Zealand
Glaxo Operations UK Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Glaxo Saudi Arabia Limited	Ordinary	PO Box 22617, Area No 56 to 73, Warehouse City, First Stage Al Khomrah, Jeddah 21416, Saudi Arabia
Glaxo Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munich, Bavaria, Germany
Glaxo Wellcome Farmaceutica, Limitada	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Glaxo Wellcome International B.V. (iii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands
Glaxo Wellcome Manufacturing Pte Ltd	Ordinary	1 Pioneer Sector 1, Jurong Industrial Estate, Jurong, 628413, Singapore
Glaxo Wellcome Production	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
Glaxo Wellcome Vidhyasom Limited (in liquidation)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
Glaxo Wellcome, S.A.	Ordinary	Poligono Industrial Allendeduero, Avenida de Extremadura, 3, Aranda de Duero, 09400, Burgos, Spain
Glaxo, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Glaxochem Pte Ltd (iii)	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline - Produtos Farmaceuticos, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
GlaxoSmithKline (Cambodia) Co., Ltd.	Ordinary	5th Floor DKSH Building, No.797 Preah Monivong Boulevard (Co, Sangkat Phsar Deum Thakov, Khan Chamkarmon, Phnom Penh, Cambodia
GlaxoSmithKline (China) Investment Co Ltd	Ordinary	Room 901, 902, 903, 905, 908, 909 and 910, Unit 901, Floor 9, No. 56 Mid 4 th East Ring Road, Chaoyang District, Beijing, China
GlaxoSmithKline (China) R&D Company Limited	Equity	F1-3, No.18 Building, 999 Huanke Road, Pilot Free Trade Zone, Shanghai, 201210, China
GlaxoSmithKline (GSK) S.R.L.	Ordinary	Bucureşti Sectorul 1, Şoseaua BUCUREŞTI-PLOIEŞTI, Nr. 89A Romania
GlaxoSmithKline (Ireland) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland
GlaxoSmithKline (Israel) Ltd	Ordinary	25 Basel Street, PO Box 10283, Petach-Tikva, 49002, Israel
GlaxoSmithKline (Private) Limited (ii)	Ordinary	Unit 3, 20 Anthony Road, Msasa, Harare, Zimbabwe
GlaxoSmithKline (Thailand) Limited	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
GlaxoSmithKline AB	Ordinary	Hemvarnsg. 9, 171 54, Solna, Sweden
GlaxoSmithKline AG	Ordinary	Talstrasse 3 , 3053 Muenchenbuchsee, Switzerland
GlaxoSmithKline Angola Unipessoal Limitada	Quota	Luanda, Bairro Petrangol, Estrada de Cacuaco n ° 288, Angola
GlaxoSmithKline AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway
GlaxoSmithKline Australia Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline B.V.	Ordinary	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands
GlaxoSmithKline Beteiligungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Biologicals Kft.	Ordinary	2100 Gödöllõ, Homoki Nagy István utca 1, Hungary
GlaxoSmithKline Biologicals S.A.S.	Ordinary	637 Rue des Aulnois, Saint-Amand Les Eaux, 59230, France
GlaxoSmithKline Biologicals SA	Ordinary: Preference	Rue de l'Institut 89 B-1330 Rixensart, Belgium
GlaxoSmithKline Brasil Limitada	Quotas	Estrada dos Banderiantes, 8464, Rio de Janeiro, 22783-110, Brazil
GlaxoSmithKline Capital Inc.	Common	Wilmington Trust SP Services, Inc., 1100 N. Market Street, 4th Floor, Wilmington DE 19890, United States
GlaxoSmithKline Capital plc	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Caribbean Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Chile Farmaceutica Limitada	Social Capital	Av. Andrés Bello 2457, Torre 2, piso 20, Providencia, Santiago, Región Metropolitana, Chile
GlaxoSmithKline Colombia S.A.	Ordinary	Avenida Calle 116, No 7-15, Interior 2 Oficina 601 A, Bogota, 110111, Colombia
GlaxoSmithKline doo Beograd-Novi Beograd (In liquidation)	Ordinary	Milutin Milankovic, 1J, Novi Beograd, Belgrade, 11070, Serbia
GlaxoSmithKline Ecuador S.A.	Ordinary	Av. 6 de diciembre E10-A, y Juan Boussingault, Edificio Torre 6, Piso 4, Oficina 408, Quito, Ecuador
GlaxoSmithKline El Salvador S.A. de C.V.	Ordinary	Municipio de San Salvador, Departamento de San Salvador, El Salvador
GlaxoSmithKline EOOD	Ordinary	119 Oborishte Str., Sofia 1505, Bulgaria
GlaxoSmithKline Export Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Export Panama S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Far East B.V.	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands
GlaxoSmithKline Finance plc	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Guatemala S.A.	Ordinary	3ra. Av. 13-78 Zona 10, Torre Citibank, Nivel 8, Guatemala City, Guatemala
GlaxoSmithKline Holding AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway
GlaxoSmithKline Holdings (Americas) Inc.	Common	Wilmington Trust SP Services Inc., 1100 North Market Street, 4th Floor, Wilmington, Delaware, 19890, United States
GlaxoSmithKline Holdings (One) Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Holdings Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Holdings Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline Honduras S.A.	Ordinary	Tegucigalpa, MDC, Honduras
GlaxoSmithKline IHC Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Nominative	Esentepe Mah, Bahar Sk. Ozdilek River Plaza, Vyndham Grand No: 12 Kat: 22, Kapi: 58, Sisli, Istanbul 32394, Turkey

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
GlaxoSmithKline Inc.	Class A Common; Class C Preference	100 Milverton Drive, Suite 800 , Mississauga ON L5R 4H1, Canada
GlaxoSmithKline Insurance Ltd.	Ordinary	c/o Trinity Corporate Services Ltd., Trinity Hall, 43 Cedar Avenue, Hamilton, Hamilton, HM12, Bermuda
GlaxoSmithKline Intellectual Property (No.2) Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline Intellectual Property Development Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline Intellectual Property Holdings Limited	A Ordinary; B Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline Intellectual Property Limited	Deferred; Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline Intellectual Property Management Limited	Ordinary	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
GlaxoSmithKline Investigación y Desarrollo, S.L.	Ordinary	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain
GlaxoSmithKline Investments Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
GlaxoSmithKline K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
GlaxoSmithKline Korea Limited	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of
GlaxoSmithKline Latin America, S.A.	Ordinary	Panama City, Republic of Panama, Panama
GlaxoSmithKline Limited	Ordinary	Suites 1004-10. 10F, Tower 6, The Gateway, 9 Kanton Road, Tsimshatsui, Kowloon, Hong Kong
GlaxoSmithKline Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline Manufacturing SpA	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy
GlaxoSmithKline Maroc S.A.	Ordinary	42-44 Angle Bd, Rachidi et Abou Hamed El Glaza, Casablanca, Morocco
GlaxoSmithKline Mercury Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Mexico S.A. de C.V.	Ordinary A; Ordinary B	Av. Real Mayorazgo 130 Piso 20, Colonia Xoco, Alcaldia Benito Juárez, Ciudad de Mexico, 03330, Mexico
GlaxoSmithKline NZ Limited	Ordinary	Level 2 E.2, Generator @GridAKL, 12 Madden Street, Wynyard Quarter, Auckland, 1010, New Zealand
GlaxoSmithKline Oy	Ordinary	Porkkalankatu 20 A, Helsinki, 00180, Finland
GlaxoSmithKline Peru S.A.	Ordinary	Av. Víctor Andrés Belaúnde N°147, Vía Principal °133, Piso 7, Distrito de San Isidro, Lima, Perú
GlaxoSmithKline Pharma A/S	Ordinary	Vallensbæk Company House III , Delta Park 37, DK-2665, Valle, Denmark
GlaxoSmithKline Pharma GmbH	Ordinary	Wienerbergstraße 7, Wien, 1100, Austria, Austria
GlaxoSmithKline Pharmaceutical Kenya Limited	Ordinary	P.O Box 78392-00507, Likoni Road, Nairobi, Kenya
GlaxoSmithKline Pharmaceutical Nigeria Limited	Ordinary	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria
GlaxoSmithKline Pharmaceutical Sdn Bhd	Ordinary	HZ.01, Horizon Penthouse, 1 Powerhouse, 1, Persiaran Bandar Utama, Ban dar Utama, 47800 Petaling Jaya, Selangor, Malaysia
GlaxoSmithKline Pharmaceuticals (Pvt) Ltd	Ordinary	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka
GlaxoSmithKline Pharmaceuticals Costa Rica S.A	Ordinary	Autopista Florencia del Castillo, kilómetro siete, Oficentro TerraCampus, edificio uno, cuarto piso, San Diego, Cartago, 30302, Costa Rica
GlaxoSmithKline Pharmaceuticals SA	Ordinary	Avenue Fleming 20, 1300 Wavre, Belgium
GlaxoSmithKline Pharmaceuticals Ukraine LLC	Chartered Capital	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine
GlaxoSmithKline Philippines Inc	Ordinary	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
GlaxoSmithKline Pte Ltd	Ordinary	23 Rochester Park, 139234, Singapore
GlaxoSmithKline Puerto Rico, Inc.	Common	CORPORATION SERVICE COMPANY PUERTO RICO INC., c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao, 00791, Puerto Rico
GlaxoSmithKline Republica Dominicana S..A	Ordinary	Blue Mall Tower, Floor 23 Ave., Winston Churchill 95, Santa Domingo, Dominican Republic
GlaxoSmithKline Research & Development Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
GlaxoSmithKline S.p.A.	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy
GlaxoSmithKline s.r.o.	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic
GlaxoSmithKline Services GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
GlaxoSmithKline Services Unlimited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Single Member A.E.B.E.	Ordinary	266 Kifissias Avenue, Halandri, Athens, 152 32, Greece
GlaxoSmithKline SL LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
GlaxoSmithKline SL LP (ii)(v)	Partnership	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline South Africa (Pty) Limited	Ordinary	155 West Street, Sandown, Sandton 2031, South Africa

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
GlaxoSmithKline Trading Services Limited (iii)	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, D24 YK11, Ireland
GlaxoSmithKline Tunisia S.A.R.L.	Ordinary	Immeuble REGUS, Lot B17, Centre Urbain Nord, Tunis, Tunisia
GlaxoSmithKline UK Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Uruguay S.A.	Registered Provisory Stock	Victor Soliño 349, Montevideo, Montevideo, 11300, Uruguay
GlaxoSmithKline US Trading Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GlaxoSmithKline Venezuela C.A.	Ordinary	calle Altagracia, edificio P&G, piso Mezzanina, torre Torre Sur, Urbanizacion Sorokaima, La Trinidad, Caracas, 1080, Venezuela
GlaxoSmithKline Vietnam Limited Liability Company (ii)	Equity Capital	The Metropolitan, 235 Dong Khoi Street, District 1, 7th Floor Unit 701, Ho C hi Minh City, Vietnam
GlycoVaxyn AG (in liquidation)	Common; Preferred A; Preferred B; Preferred C	Neumühlequai 6, Zürich, 8001 Switzerland
Groupe GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
GSK Biopharma Argentina S.A.	Nominative Non Endorseable O rdinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina
GSK Capital B.V (iii) (vi)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GSK Capital K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan
GSK Commercial Sp. z o.o.	Ordinary	ul. Rzymowskiego 53, 02-697, Warsaw, Poland
GSK d.o.o., Ljubljana	Ordinary	Ameriška ulica 8,, Ljubljana, 1000, Slovenia
GSK Enterprise Management Co, Ltd	Ordinary	Floor 4, 18 Lane 999 Huanke Road, No. 1358 Zhongke Road, Shanghai, Ch ina
GSK Equity Investments, Limited	Units	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg, PA 17110, United States
GSK Finance (No.3) (in liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
GSK Finance (No 2) Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GSK GP 1 Limited (strike-off requested)	A Shares; B Shares	50 Lothian Road, Festival Square, Edinburgh, Scotland, EH3 9WJ, United Kingdom
GSK GP 2 Limited (strike-off requested)	Ordinary	50 Lothian Road, Festival Square, Edinburgh, Scotland, EH3 9WJ, United Kingdom
GSK India Global Services Private Limited	Equity	Level 1, 2 & 3 Luxor North Tower, Bagmane Capital Business Park Outer Ri ng Road, Bangalore, Karnataka, 560037, India
GSK International Holding and Finance BV	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands
GSK Kazakhstan LLP	Participation Interest	Nursultan Nazarbayev Ave 273, Business center USKO, 3rd fl., Almaty, 050059, Kazakhstan
GSK Life Sciences FZE	Ordinary	LB06015, Jebel Ali Freezone, Dubai, United Arab Emirates
GSK LP Limited (i)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
GSK Pharma India Private Limited	Equity	1, Battery House, Bhulabhai Desai Raod, Mumbai, Maharashtra, 400026, India
GSK Pharma Vietnam Company Limited	Chartered Capital	Unit 702/703 7th Floor, The Metropolitan Tower, 235 Dong Khoi Street, Ben Nghe Ward, District 1, Ho Chi Minh, Vietnam
GSK Pharmaceutical Trading S.A. (ii)	Ordinary	Bucureşti Sectorul 1, Şoseaua BUCUREŞTI-PLOIEŞTI, Nr. 89A Romania
GSK PSC Poland sp. z o.o.	Ordinary	ul. Grunwaldzka 189, Poznań, 60-322, Pol
GSK Regional Headquarters Company	Ordinary	Olaya Tower, Prince Mohamed Ibn Abdelaziz Street, Olaya, Riyadh, 12821, Saudi Arabia
GSK Services Sp z o.o.	Ordinary	Ul. Grunwaldzka 189, 60-322, Poznan, Poland
GSK Vaccines BV	Ordinary	De Entree 201,1101 HG, Amsterdam
GSK Vaccines GmbH	Ordinary	Emil-von-Behring-Str.76, 35041 Marburg, Germany
GSK Vaccines Institute for Global Health S.r.l.	Quota	Via Fiorentina 1, 53100, Siena, Italy
GSK Vaccines S.r.l.	Quota	Via Fiorentina 1, 53100, Siena, Italy
GSK Vaccines Vertriebs GmbH	Ordinary	Rudolf-Diesel-Ring 27, 83607, Holzkirchen, Germany
Human Genome Sciences, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
ID Biomedical Corporation of Quebec	Common	2323, boul. Du Parc Technologique, Québec Québec G1P 4R8, Canada
Instituto Luso Farmaco, Limitada (in liquidation)	Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
InterPharma Dienstleistungen GmbH	Quota	Wienerbergstraße 7, Wien, 1100, Austria, Austria
J&J Technologies, LC (ii)	LLC Interests	Corporation Service Company, 100 Shockoe Slip, 2nd Floor, Richmond VA 2 3219,, United States
JSC GlaxoSmithKline Trading	Ordinary	Leningradskiy Prospect 37A, Building 4, Floor 3, Premises XV, Room 1, 125 167, Moscow, Russian Federation
Laboratoire GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
Laboratoire Pharmaceutique Algérien LPA Production SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoire Pharmaceutique Algérien SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria
Laboratoires Paucourt (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratoires Saint-Germain (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France
Laboratorios Dermatologicos Darier, S.A de C.V.	Ordinary A; Ordinary B	Av. Real Mayorazgo 130 Piso 20, Colonia Xoco, Alcaldia Benito Juárez, Ciudad de Mexico, 03330, Mexico
Laboratorios Farmaceuticos Stiefel (Portugal) LTDA (in liquidation)	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Laboratorios Stiefel de Venezuela SA	Ordinary	Calle Altagracia, edificio P&G, nivel Mezzanina,, piso Mezzanina, local Torre Sur, Urbanizacion Sorokaima, La Trinidad, Caracas, 1080, Venezuela, Bolivarian Republic of
Laboratorios Stiefel Ltda.	Ordinary	Avenida Doutor Timóteo Penteado nº 2289, Box XXIII, Vila Hulda, Guarulhos, São Paulo 07094-000, Brazil
Laboratorios Wellcome De Portugal Limitada (in liquidation)	Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Maxinutrition Limited (in liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH
Montrose Fine Chemical Company Ltd. (in liquidation)	Ordinary	c/o BDO LLP, 2 Atlantic Square, 31 York Street, Glasgow, G2 8NJ
PT Glaxo Wellcome Indonesia	Class A; Class B	JL. Pulobuaran Raya Kav.III/ DD 2,3,4 KWS. Industri, Pulogadung, Jatinegara, Cakung, Jakarta Timur, Indonesia
Qeparo Acquisition Co	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Setfirst Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Shanghai GlaxoSmithKline Pharmaceutical Co., Ltd	Ordinary	Room 803, 804, Building A, 5 Shuntong Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, China
Sitari Pharma, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Smith Kline & French Laboratories Limited (in liquidation)	Ordinary	c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool, L2 5RH, United Kingdom
Smith Kline & French Portuguesa- Produtos Farmaceuticos, LDA (ii)	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
SmithKline Beecham (Bangladesh) Private Limited (ii)	Ordinary	House-2/A, Road-138,Gulshan-1, Dhaka, 1212, Bangladesh
SmithKline Beecham (Cork) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland
SmithKline Beecham Egypt L.L.C.	Quota	Amoun Street, El Salam City, Cairo, Egypt
SmithKline Beecham Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
SmithKline Beecham Legacy H Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Pension Plan Trustee Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
SmithKline Beecham Pharma GmbH & Co KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
SmithKline Beecham Pharma Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany
SmithKline Beecham Pharmaceuticals (Pty) Limited (ii)	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 202 1, South Africa
SmithKline Beecham Senior Executive Pension Plan Truste e Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Stiefel GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany
Stiefel Laboratories Legacy (Ireland) Limited	Ordinary	Unit 2 Building 2500, Avenue 2000 Cork Airport Business Park, Cork, Irelan d
Stiefel Laboratories Pte Limited	Ordinary	1 Pioneer Sector, 628413, Singapore
Stiefel Laboratories, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Stiefel Maroc SARL	Ordinary	275 Boulevard Zerktouni, Casablanca, Morocco
Stiefel Research (Australia) Holdings Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
Stiefel Research Australia Pty Ltd	Ordinary	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
Stiefel West Coast LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Strebor Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Tesaro Bio GmbH (In liquidation)	Ordinary	Poststrasse 6, 6300 Zug, Switzerland
Tesaro Bio Netherlands B.V	Ordinary	Joop Geesinkweg 901, 1114 AB, Amsterdam-Duivendrecht, Netherlands
Tesaro Development, Ltd.	Ordinary	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Tesaro, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
The Sydney Ross Co. (ii)	Ordinary	Corporation Service Company, Princeton South Corporate Center, Suite 160 , 100 Charles Ewing Blvd, Ewing NJ 08628, United States

Name	Security	Registered address

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Registered address
Wholly owned subsidiaries continued
UCB Pharma Asia Pacific Sdn Bhd (ii)	Ordinary	12th Floor, Menara Symphony, No. 5, Jalan Prof. Khoo Kay Kim, Seksyen 1 3, 46200 Petaling Jaya, Malaysia
Wellcome Consumer Healthcare Limited (ii)	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Wellcome Limited	Ordinary	79 New Oxford Street, London, WC1A 1DG, United Kingdom

Name	Security	Effective % Ownership	Registered address
Subsidiaries where the effective interest is less than 100%
Amoun Pharmaceutical Industries Co. S.A.E.	Monetary Shares	90.71%	El Salam City 11491, PO Box 3001, Cairo, Egypt
Biddle Sawyer Limited	Equity	75.00%	252 Dr Annie Besant Road, Mumbai, 400030, India
British Pharma Group Limited (i)	Guarantee	50.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
Galvani Bioelectronics Inc.	Common	55.00%	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
Galvani Bioelectronics Limited	A Ordinary; B Ordinary	55.00% -	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
Glaxo Laboratories (Nigeria) Limited (ii)	Ordinary	99.99%	82 Marine Road, Apapa, Lagos, Nigeria
Glaxo-Allenburys (Nigeria) Limited (ii)	Ordinary	99.00%	41 Creek Road, Apapa, Lagos, PMB 1401, Nigeria
GlaxoSmithKline (Tianjin) Co. Ltd	Ordinary	90.00%	No. 65, the Fifth Avenue, Tai Feng Industrial Park, Tianjin Economic and Technological Development Area, Tianjin, 300457, China
GlaxoSmithKline Algérie S.P.A.	Ordinary	99.99%	Zone Industrielle Est, Boudouaou, Wilaya de Boumerdes, Algeria
GlaxoSmithKline Consumer Nigeria plc (iv)	Ordinary	46.42%	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria
GlaxoSmithKline Pakistan Limited	Ordinary	82.59%	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan
GlaxoSmithKline Pharmaceuticals Limited	Equity	75.00%	252 Dr Annie Besant Road, Mumbai,, 400030, India
GlaxoSmithKline S.A.E.	Ordinary	91.20%	Boomerang Office Building - Land No. 46, Zone (J) - 1st District, Town Center - 5th Tagammoe, New Cairo City, Egypt
Laboratorios ViiV Healthcare, S.L.	Ordinary	78.30%	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain
Limited Liability Company SmithKline Beecham- Biomed O.O.O.	Participation Interest	97.00%	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 42, 1 25167, Moscow, Russian Federation
Modern Pharma Trading Company L.L.C.	Quota	98.24%	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
Stiefel Egypt LLC (ii)	Quota	99.00%	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt
ViiV Healthcare (South Africa) (Proprietary) Limited	Ordinary	78.30%	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 202 1, South Africa
ViiV HealthCare BV	Ordinary	78.30%	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands
ViiV Healthcare Company	Common	78.30%	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
ViiV Healthcare Finance 2 Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare Finance Limited	Ordinary; Redeemable Preference	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare GmbH	Ordinary	78.30%	Prinzregentenplatz 9, 81675, Munchen, Germany
ViiV Healthcare GmbH	Ordinary	78.30%	Talstrasse 3 , 3053 Muenchenbuchsee, Switzerland
ViiV Healthcare K.K.	Ordinary	78.30%	1-8-1 Akasaka Minato-ku, Tokyo, Japan
ViiV Healthcare Limited	A Ordinary; B Ordinary; C Ordinary; D1 Preference; D2 Ordinary; Deferred; E 5% Cumulative Preference	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare Pty Ltd	Ordinary	78.30%	Level 4 , 436 Johnston Street , Abbotsford, Victoria, 3067, Australia
ViiV Healthcare Puerto Rico, LLC	LLC Interests	78.30%	CORPORATION SERVICE COMPANY PUERTO RICO INC., c/o RVM Professional Services, LLC, A4 Reparto Mendoza, Humacao, Puerto Rico, 00791
ViiV Healthcare S.r.l.	Quota	78.30%	Viale dell’Agricoltura 7, 37135, Verona, Italy
ViiV Healthcare SAS	Ordinary	78.30%	23 rue François Jacob, 92500, Rueil-Malmaison, France
ViiV Healthcare SRL	Ordinary	78.30%	Avenue Fleming 20, 1300 Wavre, Belgium
ViiV Healthcare Trading LLC (ii)	Participation Interest	78.30%	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 28, 1 25167, Moscow, Russian Federation
ViiV Healthcare Trading Services UK Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare UK (No.3) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare UK (No.4) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued

Name	Security	Effective % Ownership	Registered address
Subsidiaries where the effective interest is less than 100% continued
ViiV Healthcare UK (No.5) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare UK (No.6) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare UK (No.7) Limited	Ordinary	78.30%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage, SG1 2 NY, United Kingdom
ViiV Healthcare UK Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom
ViiV Healthcare ULC	Common	78.30%	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada
ViiVHIV Healthcare Unipessoal Lda	Quota	78.30%	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal
Winster Pharmaceuticals Limited	Ordinary	46.42%	2A Association Avenue, Ilupeju Industrial Estate, Lagos, PO Box 3199, Nigeria

Name	Security	Effective % Ownership	Registered address
Associates
GlaxoSmithKline Landholding Company, Inc	Common	39.93%	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines
Index Ventures Life VI (Jersey) LP	Partnership Interest (24.94%)	24.94%	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands
Kurma Biofund II FCPR	Partnership Interest (32.06%)	32.06%	24 rue Royale, 5th Floor, 75008, Paris, France
Longwood Fund I, LP	Partnership Interest (35%)	35.00%	The Prudential Tower, Suite 1715, 800 Boylston Street, Boston, MA 02199, United States
Medicxi Ventures I LP	Partnership Interest (26.10%)	26.10%	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands
Other significant holdings
Alpheus Medical, Inc.	Series A Preference (13.77%) Series A-1 Preference (7.27%)	21.04%	3510 Hopkins Place, North Oakdale, Minnesota 55128, United States
Global Farm S.A.	A Shares (0%) B Shares (0%) C Shares (100%) of C Shares	20% 100% of C Shares	Mendoza 1259, Ciudad Autónoma de Buenos Aires, Argentina
Longwood Fund II, LP	Partnership Interest (20.00%)	20.00%	The Prudential Tower, Suite 1715, 800 Boylston Street, Boston, MA 02199, United States
Sanderling Ventures VII, L.P. A63	Partnership Interest (25.31%)	25.31%	1300 S. El Camino Real, Suite 203, San Mateo, CA 94402, United States
SR One Capital Fund I-B, LP	Partnership Interest (44%)	44.00%	Corporation service company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, United States
SR One Capital Fund III, LP	Parnership Interest (43.5%)	43.50%	Corporation service company, 251 Little Falls, Drive, City of Wilmington, County of New Castle, Delaware 19808, United States
SR One Capital Opportunities Fund I, LP	Partnership Interest (24.19%)	24.19%	Corporation service company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808, United States

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Other statutory disclosures continued Group companies continued
The following UK registered subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies
Act 2006 for the period ended 31 December 2024. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by GSK plc.

Name	Security	Effective % Ownership	Registered address	Company Number
UK registered subsidiaries exempted from audit
Burroughs Wellcome International Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	543757
Domantis Limited	Ordinary	100.00%	GSK Medicines Research Centre, Gunnels Wood Road, Stevenage SG1 2NY, United Kingdom	3907643
Edinburgh Pharmaceutical Industries Limited (ii)	Ordinary; Preference;	100.00%	Shewalton Road, Irvine, Ayrshire, KA11 5AP, United Kingdom	SC005534
Eskaylab Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	99025
Glaxo Wellcome UK Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	480080
Glaxochem (UK) Unlimited	Ordinary; Ordinary B; Ordinary C	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	4299472
GlaxoSmithKline Intellectual Property (No.3) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	11480952
GlaxoSmithKline Intellectual Property (No.4) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	11721880
GlaxoSmithKline Intellectual Property (No.5) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	11959399
GlaxoSmithKline International Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	2298366
PHIVCO UK II Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	6944229
PHIVCO UK Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	6944223
SmithKline Beecham (Export) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	2860752
SmithKline Beecham (H) Limited	Non-cumulative Non-redeemable; Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	3296131
SmithKline Beecham (Investments) Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	302065
SmithKline Beecham Marketing and Technical Services Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	494385
SmithKline Beecham Nominees Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	503868
SmithKline Beecham Overseas Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	2552828
Stiefel Laboratories (U.K.) Ltd	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	831160
Tesaro UK Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	7890847
The Wellcome Foundation Limited	Ordinary	100.00%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	194814
ViiV Healthcare Overseas Limited	Ordinary	78.30%	79 New Oxford Street, London, WC1A 1DG, United Kingdom	7027385
In accordance with Section 479C of the Companies Act 2006, the company will guarantee debts and liabilities of the above UK subsidiary undertakings. As at 31 December 2024 the total sum of these debts and liabilities is £370 million (2023 – £317 million)
Key
(i)Directly owned by GSK plc.
(ii)Dormant entity.
(iii)Tax resident in the UK.
(iv)Consolidated as a subsidiary in accordance with Section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.
(v)Exempt from the provisions of Regulations 4-6 of the Partnership (Accounts) Regulation 2008, in accordance with the exemptions noted in Regulation 7 of that Regulation.
(vi) Incorporated in the Netherlands

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description
Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.
American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares
American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares
Basic earnings per share	Basic income per share
Called up share capital	Ordinary Shares, issued and fully paid.
CER growth	Growth at constant exchange rates.
The company	GSK plc
Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates
Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.
Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.
Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item
Diluted earnings per share	Diluted income per share.
Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans
Equity Shareholders’ funds	Shareholders’ equity.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity
The Group	GSK plc and its subsidiary undertakings.
GSK	GSK plc and its subsidiary undertakings.
Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.
Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.
Ordinary share	A fully paid up ordinary share in the capital of the company.
Profit	Income
Profit attributable to shareholders	Net income
Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.
Share option	Stock option.
Share premium account	Additional paid-up capital or paid-in surplus (not distributable).
Shares in issue	The number of shares outstanding.
Subsidiary	An entity in which GSK exercises control.
Treasury share	Treasury stock.
Turnover	Revenue.
UK Corporate Governance Code
As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial
Reporting Council’s UK Corporate Governance Code.

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

Index
Access43
Accounting principles and policies187
Acquisitions and disposals237
Adjustments reconciling Total profit after tax to operating
  cash flows242
American depositary shares295
Annual General Meeting 2023289
Approach to tax92
Articles of Association of GSK plc292
Assets held for sale216
Associates and joint ventures203
Audit & Risk Committee Report124
Business model2
Cash and cash equivalents216
Cash generation and conversion86
CEO’s statement6
Chair’s statement4
Chair’s Governance statement110
Chair’s Remuneration annual statement133
Climate-related financial disclosure62
Code of Ethics297
Commitments  232
Consolidated balance sheet                183
Consolidated cash flow statement185
Consolidated income statement182
Consolidated statement of changes in equity184
Consolidated statement of comprehensive income182
Contingent consideration liabilities230
Contingent liabilities231
Corporate governance103
Corporate governance comparison302
Corporate Responsibility Committee Report117
Critical accounting judgements and key sources of
  estimation uncertainty193
Critical accounting policies94
Cyber security296
Data and engagement49
Demerger of Consumer Healthcare business238
Directors and senior management156
Directors’ interests in shares154
Directors’ report130
Directors’ statement of responsibilities166
Dividends207
Earnings per share207
Employee costs201
Employee share schemes262
Environment45
Ethical standards48
Exchange rates195
Finance expense203
Finance income203
Financial calendar 2025289
Financial instruments and related disclosures245
Financial performance81
Financial position and resources87
General Medicines38,75
Glossary of terms215
Goodwill210
Group companies303
Group financial review75
GSK Leadership Team108
Innovation09
Insider trading policies296
Inventories215
Investments in associates and joint ventures213
Investor relations303
Legal proceedings265
Major restructuring costs202
Material contracts294
Movements in equity233
Net debt218
New accounting requirements195
Nominations Committee Report120
Non-controlling interests236
Non-controlling interests in ViiV Healthcare71
Non-Executive Directors’ fees152
Notes to the financial statements186
Operating profit200
Other intangible assets211
Other investments214
Other non-current assets214
Other non-current liabilities231
Other operating income/(expense)199
Other provisions229
Our culture56
Our external environment 12
Our long-term priorities09
Pensions and other post-employment benefits220
Pharmaceutical products, competition and intellectual
  property281
Pipeline271
Post balance sheet events267
Presentation of the financial statements269
Principal accountant fees and services297
Principal Group companies264
Property, plant and equipment208
Reconciliation of net cash flow to movement in net debt243
Registrar302
Related party transactions  236
Reliable supply17
Remuneration governance150
Remuneration report134
Reporting framework69
Reports of Independent Registered Public
  Accounting Firm                                                          178, 301
Responsible business42
Right of use assets209
Risk Factors277
Risk management59
Science and technology16
Science Committee report118
Share capital and control296
Share capital and share premium account233
Share Consolidation233
Shareholder information296
Shareholder services and contacts302
Specialty Medicines33,73
Stakeholder engagement112
Supplemental guarantor information297
Task Force on Climate-related Financial Disclosures55
Taxation204
Tax information for shareholders299
Three-year selected financial data276
The Board104
Trade and other payables217
Trade and other receivables215
Treasury policies93
Trust09
Turnover and segment information195
US law and regulation304
Vaccines29,74
Vaccine products, competition and intellectual property284

Strategic report	Corporate governance	Financial statements	Investor information	GSK 2024 Annual Report on Form 20-F

About GSK
GSK plc was incorporated as GlaxoSmithKline
plc, an English public limited company on
6 December 1999. We were formed by a merger
between Glaxo Wellcome plc and SmithKline
Beecham plc. GSK acquired these two English
companies on 27 December 2000 as part of the
merger arrangements. Effective 15 May 2022
GlaxoSmithKline plc changed its name to
GSK plc. On 18 July 2022, GSK plc separated
its Consumer Healthcare business from the
GSK Group to form Haleon, an independent
listed company.
Our shares are listed on the London Stock
Exchange and the New York Stock Exchange.
gsk.com
The SEC maintains an Internet site that contains
reports, proxy and information statements, and
other information regarding issuers that file
electronically with the SEC.  The address of that
site is http://www.sec.gov.
GSK’s internet address is gsk.com
Brand names appearing in italics throughout this report are trade marks either owned by and/or licensed to GSK or associated companies. All other trade marks are the property of their respective owners.
Download PDFs:
– Annual Report 2024
– Form 20-F
– ESG Performance Report 2024
– Full-year and Fourth Quarter 2024 Results
Cautionary statement regarding forward-looking statements
This document and the Group’s other reports published
or filed with or furnished to the US Securities and
Exchange Commission (SEC), and any other written
information released, or oral statements made, to the
public in the future by or on behalf of the Group, may
contain forward-looking statements. Forward-looking
statements give the Group’s current expectations or
forecasts of future events.
An investor can identify these statements by the fact that
they do not relate strictly to historical or current facts.
They use words such as ‘anticipate’, ‘estimate’, ‘expect’,
‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with
any discussion of future operating or financial
performance. In particular, these include statements
relating to future actions, prospective products or product
approvals, future performance or results of current and
anticipated products, sales efforts, expenses, the
outcome of contingencies such as legal proceedings,
dividend payments and financial results. Other than in
accordance with its legal or regulatory obligations
(including under the Market Abuse Regulation, the UK
Listing Rules and the Disclosure and Transparency Rules
of the Financial Conduct Authority), the Group undertakes
no obligation to update any forward-looking statements,
whether as a result of new information, future events or
otherwise. The reader should, however, consult any
additional disclosures that the Group may make in any
documents which it publishes and/or files with the SEC.
All readers, wherever located, should take note of these
disclosures. Accordingly, no assurance can be given that
any particular expectation will be met and investors are
cautioned not to place undue reliance on the forward-
looking statements.
Forward-looking statements are subject to assumptions,
inherent risks and uncertainties, many of which relate to
factors that are beyond the Group’s control or precise
estimate. The Group cautions investors that a number of
important factors, including those in this document, could
cause actual results to differ materially from those
expressed or implied in any forward-looking statement.
Such factors include, but are not limited to, those
discussed under ‘Risk factors’ on pages 277 to 285 of this
Annual Report. Any forward-looking statements made by
or on behalf of the Group speak only as of the date they
are made and are based upon the knowledge and
information available to the Directors on the date of this
report.
A number of non-IFRS measures are used to report the
performance of our business. These measures are
defined on pages 79 to 79 and a reconciliation of Core
results to Total results is set out on pages 88 to 90.
The information in this document does not constitute an
offer to sell or an invitation to buy shares in GSK plc or an invitation or inducement to engage in any other
investment activities. Past performance cannot be relied
upon as a guide to future performance. Nothing in this
Annual Report should be construed as a profit forecast.
Notice regarding limitations on Director Liability
under English Law
Under the UK Companies Act 2006, a safe harbour limits
the liability of Directors in respect of statements in and
omissions from the Directors’ Report (for which see page
173 and 174), the Strategic report and the Remuneration
report. Under English law the Directors would be liable to
the company, but not to any third party, if one or more of
these reports contained errors as a result of recklessness
or knowing misstatement or dishonest concealment of a
material fact, but would otherwise not be liable. Pages 75
to 102, 134 to 172, 173 and 174, 207 to 209, 211 and
212, 262 to 263 and 268 comprise the Directors’ Report,
pages 1 to 102 inclusive comprise the Strategic report
and pages 134 to 172 inclusive comprise the
Remuneration report, each of which have been drawn up
and presented in accordance with and in reliance upon
English company law and the liabilities of the Directors in
connection with these reports shall be subject to the
limitations and restrictions provided by such law.
Website
GSK’s website www.gsk.com gives additional information
on the Group. Notwithstanding the references we make in
this Annual Report to GSK’s website, none of the
information made available on the website constitutes
part of this Annual Report or shall be deemed to be
incorporated by reference herein.

We unite science, technology
and talent to get ahead
of disease together.
Head Office and Registered Office
GSK plc
79 New Oxford Street,
London, WC1A 1DG
United Kingdom
Tel: +44 (0)20 8047 5000
Registered number: 3888792

Item 19	Exhibits

1.1
Articles of Association of the Registrant as in effect on the date hereof are incorporated by reference to
Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the commission on March 5, 2024.

2.1
Second Amended and Restated Deposit Agreement, dated as of July 21, 2019, among the Registrant and
JPMorgan Chase Bank, N.A. as Depositary, and the owners and holders from time to time of the American
Depositary Shares issued thereunder, including the form of American Depositary Receipt, is incorporated by reference to Exhibit (a)(1) to the registration statement on Form F-6 (No. 333-264759) filed with the
Commission on May 6, 2022.

2.2
Amendment No. 1 to Deposit Agreement, dated as of March 15, 2021, including the Form of American
Depositary Receipt, is incorporated by reference to Exhibit (a)(2) to the registration statement on Form F-6
(No. 333-264759) filed with the Commission on May 6, 2022.

2.3
Form of American Depositary Share is incorporated by reference to the filing pursuant to Rule 424(b)(3) in connection with the registration statement on Form F-6 (Nos. 333-232726 and 333-264759) filed with the
Commission on May 17, 2022.

2.4	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

2.5
Long Term Debt Instruments: GSK plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. GSK plc hereby agrees to furnish to the Securities and Exchange Commission (the
“Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.3
UK Service Agreement between GlaxoSmithKline Services Unlimited and Emma N. Walmsley dated March
29, 2017 is incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the Commission on March 15, 2019.

4.4
UK Service Agreement between GlaxoSmithKline Services Unlimited and Julie Brown dated September  25,
2022 is incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the commission on March 5, 2024.

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

8.1	A list of the Registrant’s principal subsidiaries as at 31 December 2024 can be found in Note 46 to the financial statements on page 264.

11.1	GSK plc Code for Dealing in Securities

12.1	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Emma Walmsley.

12.2	Certification Required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934 – Julie Brown.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

15.1	Consent of Deloitte LLP.

17	List of Subsidiary Issuers of Guaranteed Securities .

97.1
GSK Group Clawback Policy for the Recovery of Erroneously Awarded Compensation is incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the Commission on
March 5, 2024.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*
XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF**XBRL Taxonomy Extension Definition
Linkbase Document 101.LAB**XBRL Taxonomy Extension Label Linkbase Document 101.PRE**XBRL
Taxonomy Extension Presentation

Linkbase Document

*In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the
Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
GSK plc
March 3, 2025
By:    /s/ Julie Brown
Julie Brown
Chief Financial Officer